

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2015

Via E-mail
Leland F. Bunch
Managing Director
Bank of America, N.A.
One Bryant Park
NY1-100-11-07
New York. NY 10036

> **Re:** **Banc of America Merrill Lynch Commercial Mortgage Inc.**
> **Amendment No. 1 to**
> **Draft ABS Registration Statement on Form SF-3**
> **Submitted May 27, 2015**
> **CIK No. 1005007**

Dear Mr. Bunch:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement to ABSDrafts@sec.gov as a text-searchable PDF or publicly filing your registration statement on EDGAR. All e-mailed amendment submissions must be accompanied by a marked copy as a text-searchable PDF. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Please note that all draft registration statements, comment letters, and company response letters will be made publicly available on EDGAR after completion of our review and posting may be in advance of your anticipated effective date.

Draft Registration Statement on Form SF-3

General

1. Please provide us with your legal analysis why you have not qualified the pooling and servicing agreement under the Trust Indenture Act (TIA), including how you believe these certificates differ from asset-backed securities issued in the form of notes, which are subject to the TIA. Please also confirm that you understand that the TIA does not permit the qualification of the pooling and servicing agreement after the effectiveness of a registration statement (other than an automatic shelf registration statement). See TIA Section 309(a).

Form of Prospectus

Cover Page of Prospectus

2. We note that footnote 2 to your fee table on the cover page of the prospectus refers to Rule 457(s). Please revise to refer to Securities Act Rule 457(p), which is the fee offset rule.

Summary of Terms

Offered Certificates – Pass-Through Rates – Servicing and Administration Fees, page 28

3. We note your response to our prior comment 11. Please tell us whether you anticipate completing the negotiations for a fee arrangement with an asset representations reviewer prior to the effectiveness of the registration statement.

Risk Factors

The Mortgage Loans Have Not Been Re-Underwritten by Us; Some Mortgage Loans May Not Have Complied With Another Originator's Underwriting Criteria, page 75

4. We note your revisions on page 75 of the prospectus in response to our prior comment 18, including the deleted disclosure that some mortgage loans may not have complied with the other originators' underwriting criteria. Please revise the heading for this risk factor to reflect the deletion.

Description of the Mortgage Pool

The Serviced Pari Passu Whole Loan, page 156

5. We note your response to our prior comment 27. Based on the disclosure in the prospectus, it appears that the Pari Passu Serviced Intercreditor Agreement sets forth the respective rights of the holder of the Serviced Pari Passu Mortgage Loan and the holder of the related Serviced

Pari Passu Companion Loan, including, for example, the distribution of funds received for the Serviced Pari Passu Whole Loan, that would be material to investors. Please confirm that all material terms of the intercreditor agreement have been fully described in the form of the prospectus. Please also revise the registration statement to reflect that you will file the actual Pari Passu Serviced Intercreditor Agreement with a current report on Form 8-K for each transaction.

The Serviced AB Whole Loan, page 159

6. We note your response to our prior comment 28 and reissue. Please refer to comment 5 directly above.

The Non-Serviced Whole Loan, page 164

7. We note your response to our prior comment 29 and reissue. In particular, we note that "the general terms of the actual Non-Serviced Pooling and Servicing Agreements will not be significantly different from the terms of the PSA or Non-Serviced Pooling and Servicing Agreement described in the First Draft Submission." Please revise the exhibit index to add the Non-Serviced Pooling and Servicing Agreement as an exhibit to the registration statement. Please also revise the exhibit index to indicate that the form of pooling and servicing agreement for the Non-Serviced Whole Loan is the same form of pooling and servicing agreement that has been submitted as Exhibit 4.1. Additionally, please confirm that the final Non-Serviced Pooling and Servicing Agreement will be filed prior to the termination of the offering with respect to the Non-Serviced Whole Loan and will therefore be incorporated by reference. With respect to the Non-Serviced Intercreditor Agreement, please refer to comment 5 above.

Description of the Certificates

Exchanges of Exchangeable Certificates, page 201

8. We note your inclusion on page 201 of the prospectus of an example explaining how the exchangeable certificates will work in response to our prior comment 42. However, we were unable to locate any expanded disclosure that more fully describes the possible conditions and/or limitations of the exchange feature. Please revise accordingly.

Reports to Certificateholders; Certain Available Information, page 217

9. We note your revisions on page 219 of the prospectus, and the definition of "Certificateholder" on page 18 of the Pooling and Servicing Agreement, stating that the operating advisor or its affiliates will be entitled to exercise certain voting rights so long as there is no Operating Advisor Termination Event. However, we also note that clause (v) of the definition of "Eligible Operating Advisor" on page 290 of the prospectus and clause (e)

of the definition of "Eligible Operating Advisor" on page 42 of the Pooling and Servicing Agreement, as required by Rule 7(b)(6)(i)(B) of Regulation RR, state that an Eligible Operating Advisor may not directly or indirectly have any financial interest in the transaction other than fees from its role as operating advisor. Please delete the revisions in the definition of "Certificateholder."

Delivery, Form, Transfer and Denomination, page 225

10. We note your statement on page 226 of the prospectus that "Certificate Owners will not be recognized by the trustee, the certificate administrator, the certificate registrar, the operating advisor, the special servicer or the master servicer as holders of record of certificates and Certificate Owners will be permitted to receive information furnished to Certificateholders and to exercise the rights of Certificateholders only indirectly through DTC and its Participants and Indirect Participants." In light of this statement, please revise your prospectus where appropriate to clarify how the beneficial owners (i.e., the investors) will receive information and exercise their rights under the asset representations review and dispute resolution shelf provisions.

Description of the Mortgage Loan Purchase Agreements, page 229

11. We note your response to our prior comment 53. However, the definition of "Qualified Substitute Mortgage Loan," in particular the part stating that "except in a manner that would not be adverse to the interests of the Certificateholders," is significantly broader in scope than the example provided in your response of a substituted loan that does not satisfy the technical requirements of a particular representation or warranty but satisfies the representation and warranty in an equivalent manner. Please revise your definition accordingly.

Pooling and Servicing Agreement

Asset Representations Reviewer Compensation, page 256

12. We note your responses to our prior comments 62 through 64, your revisions on page 256 of the prospectus, and Section 12.02(a) of the Pooling and Servicing Agreement, stating that, where the Affirmative Asset Review Vote is not a Majority Affirmative Asset Review Vote, the Asset Representations Reviewer Fee and associated costs and expenses will be payable by the Certificateholders who affirmatively voted to authorize the Asset Review. In the Asset-Backed Securities Disclosure and Registration Adopting Release (Release No. 33-9638) (the "2014 ABS Adopting Release"), the Commission addressed commenters' concerns about the possibility of some investors potentially demanding frivolous reviews by modifying the original proposal, which would have triggered a review under either of two separate independent triggers, to require that an objective trigger based on delinquencies set by the transaction parties first be reached before investors can vote to direct a review. As we

noted in the prior comments, we believe that imposing the costs of the asset representations review solely on those investors who vote to direct a review makes it more onerous for investors to use the provision. Accordingly, please revise.

Dispute Resolution Provisions, page 310

13. We note your response to our prior comment 54, and the definition of "Requesting Certificateholder" on page 310 of the prospectus and in Section 1.01 of the Pooling and Servicing Agreement. Please tell us why you believe limiting this definition to the first certificateholder that delivers a repurchase request is appropriate, including your consideration of whether such a definition would prevent other certificateholders from being able to utilize effectively the dispute resolution provision.

14. We note your revised disclosure on page 312 in response to our prior comment 56 and reissue. In particular, we note that if the Requesting Certificateholder is the Enforcing Party "the agreement with the arbitrator or mediator, as the case may be, will be required under the PSA to contain an acknowledgement that neither the issuing entity nor the special servicer acting on its behalf will be responsible for any costs and expenses of the arbitration or mediation, as applicable, required to be borne by the Requesting Certificateholder pursuant to the terms of the arbitrator's decision or the agreement reached in mediation." Furthermore, we note that "in the case of arbitration, the agreement with the arbitrator will be required under the PSA to contain a provision requiring that all expenses of the arbitration, including without limitation the related expenses of the issuing entity and the special servicer acting on its behalf, must be borne by the Requesting Certificateholder in the event that the arbitrator determines the applicable mortgage loan seller has no liability for the Repurchase Request." We continue to believe that such requirements would not satisfy the shelf eligibility requirements as they would undermine General Instruction I.B.1(c)(B) of Form SF-3 and would discourage investors from utilizing the dispute resolution provision. In Section V.B.3.(a)(3)(c) of the 2014 ABS Adopting Release, the Commission explained why the arbitrator shall have the authority to determine the allocation of any expenses by stating that "there may be instances where the requesting party uses the dispute resolution for a legitimate claim and the arbitrator rules against the claim but believes that the requesting party should not be required to bear all the expenses associated with the dispute resolution." Accordingly, please revise.

Exhibit 4.1 – Form of Pooling and Servicing Agreement

Section 1.01, page 6

15. We note your revisions on page 231 of the prospectus in response to our prior comment 51. Please revise your definition of "Diligence File" on page 37 of the Pooling and Servicing Agreement to replace the reference to "Delinquent Mortgage Loan" with "Mortgage Loan" so that it is consistent with the prospectus.

Section 3.01, page 135

16. We note clause (viii) of the definition of "Servicing Standard" on page 136 of the Pooling and Servicing Agreement is inconsistent with clause (H) of the definition of "Servicing Standard" on page 237 of the prospectus. Please revise accordingly.

Section 12.01, page 394

17. We note your disclosure on page 295 of the prospectus that "the PSA will require that the certificate administrator include in the Distribution Report on Form 10-D relating to the distribution period in which the Asset Review Trigger occurred a description of the events that caused the Asset Review Trigger to occur." However, Section 12.01(a) of the Pooling and Servicing Agreement only provides that the certificate administrator deliver a notice to certificateholders that an Asset Review Trigger is determined to have occurred by posting such notice on the certificate administrator's website, by mailing to their addresses appearing in the certificate register, and by delivering such notice via DTC. Please revise the Pooling and Servicing Agreement to provide that a description of the events that caused the Asset Review Trigger to occur will be included in the Form 10-D relating to the distribution period in which the Asset Review Trigger occurred. Refer to Item 1121(d) of Regulation AB and Section V.B.3(a)(2)(c)(iii) of the 2014 ABS Adopting Release (stating that disclosure be provided about any event triggering a review of the assets in the Form 10-D filing for the period in which the event occurred).

   You may contact Arthur Sandel at 202-551-3262 or me at 202-551-3731 if you have questions.

               Sincerely,

               /s/ M. Hughes Bates

               M. Hughes Bates
               Special Counsel

cc: W. Todd Stillerman, Esq., Bank of America Merrill Lynch
   Henry A. LaBrun, Esq., Cadwalader, Wickersham & Taft LLP

CADWALADER

Cadwalader, Wickersham & Taft LLP
One World Financial Center, New York, NY 10281
Tel +1 212 504 6000 Fax +1 212 504 6666
www.cadwalader.com

New York London Charlotte Washington
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August 11, 2015

M. Hughes Bates, Esq.
Special Counsel
Division of Corporation Finance
Office of Structural Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: **Banc of America Merrill Lynch Commercial Mortgage Inc.**
       Draft ABS Registration Statement on Form SF-3
       Submitted August 11, 2015
       CIK No. 1005007

Dear Mr. Bates:

We are counsel to Banc of America Merrill Lynch Commercial Mortgage Inc. (the "Registrant") under the above-captioned registration statement (the "Registration Statement"). We have reviewed your letter dated June 16, 2015 (the "Comment Letter") transmitting comments of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to the second draft submission (the "Second Draft Submission") delivered to the Staff on May 27, 2015. We have also discussed the comments contained in the Comment Letter with various representatives of the Registrant, and the Registrant's responses are set forth below. Capitalized terms used herein without definition have the meanings given them in the form of prospectus contained in our third draft submission (the "Third Draft Submission") submitted herewith. Included with this letter is a clean copy of the Third Draft Submission together with a copy marked to show changes implemented in response to the requests of the Staff in the Comment Letter.

For your convenience, our summary of the Staff's comment is repeated in italics below, followed by the Registrant's response. References to page numbers in the Third Draft Submission are to the marked version.

General

1.   *Please provide us with your legal analysis why you have not qualified the pooling and servicing agreement under the Trust Indenture Act (TIA), including how you believe these certificates differ from asset-backed securities issued in the form of notes, which are subject to the TIA. Please also confirm that you understand that the TIA does not permit the qualification of the pooling and servicing agreement after the effectiveness of a registration statement (other than an automatic shelf registration statement). See TIA Section 309(a).*

The Registrant believes that the pooling and servicing agreements (the "PSAs") that will be entered into in connection with each offering under the Registration Statement are not required to be qualified under the TIA because the commercial mortgage pass-through certificates (the "Certificates") to be issued under the PSAs will be exempt from the TIA pursuant to Section 304(a)(2) of the TIA. This conclusion is in conformity with decades of practice regarding the TIA and consistent with the United States Court of Appeals for the Second Circuit's December 23, 2014 decision (the "Retirement Board Decision") in *Retirement Board of the Policeman's Annuity and Benefit Fund of the City of Chicago v. The Bank of New York Mellon*, 775 F.3d 154 (2d Cir. 2014), which held that the TIA does not apply to mortgage pass-through certificates issued under pooling and servicing agreements governed by New York law. Section 304(a)(2) of the TIA exempts any security that is a "certificate of interest or participation in two or more securities" that have "substantially different rights and privileges" from the provisions of the TIA. The Second Circuit in the Retirement Board Decision held that Section 304(a)(2) of the TIA exempts residential mortgage pass-through certificates issued by trusts under pooling and servicing agreements because it concluded that (i) pass-through certificates issued under such a pooling and servicing agreement are "certificates of interest" in the pool of mortgage loans included in the related trust, (ii) each pool of mortgage loans included in a trust consists of two or more mortgage loans and each such mortgage loan is a "security" for purposes of Section 304(a)(2) of the TIA (but not for purposes of the registration provisions of the U.S. Securities Act of 1933, as amended, or the anti-fraud provisions of the U.S. Securities Exchange Act of 1934, as amended) and (iii) the rights and privileges of each mortgage loan included in a trust differ significantly from the rights and privileges of other mortgage loans in such trust. These key factors that the court relied upon in its holding apply equally to the Certificates. Accordingly, the Registrant believes that the Certificates that will be offered under the Registration Statement are exempt from the TIA under Section 304(a)(2) of the TIA.

Because of its holding with regard to TIA Section 304(a)(2), the Second Circuit in the Retirement Board Decision indicated that it did not need to address whether pass-through certificates issued under pooling and servicing agreements are also exempt from the TIA pursuant to Section 304(a)(1) of the TIA. However, the Registrant also believes that the Certificates are exempt from the TIA pursuant to Section 304(a)(1) of the TIA. Section 304(a)(1) exempts from the TIA any security other than "(A) a note, bond, debenture, or evidence of indebtedness, whether or not secured, or (B) a certificate of interest or participation in any such note, bond, debenture, or evidence of indebtedness, or (C) a temporary certificate for, or guarantee of, any such note, bond, debenture, evidence of indebtedness, or certificate." As discussed in the following paragraph, the Certificates are not "notes", "bonds", "debentures" or "evidence of indebtedness". Rather, the Certificates will represent beneficial ownership interests (i.e., equity) in the assets of the underlying trust.

In response to the Staff's request, the following is the Registrant's analysis of how it believes the Certificates differ from asset-backed securities issued as notes ("Notes"): (i) the Certificates will not be issued in the form of notes, but as certificates, while Notes are issued in the form of notes, (ii) the Certificates will be issued under a pooling and servicing agreement, while Notes are issued under an indenture, (iii) the Certificates represent beneficial ownership interests (i.e., equity) in the assets of the underlying trust (i.e., the mortgage loans), while Notes represent a debt obligation of an issuer secured by a pledge of the collateral (i.e., the mortgage loans), (iv) the Certificates do not have a stated maturity date by which all payments on the Certificates are due (the Certificates will be paid only if and when collections and proceeds are received on the underlying mortgage loans), while Notes do have a stated maturity date by which final payment must be made and (v) the Certificates are not subject to events of default that would allow the holders of the Certificates to exercise certain creditor remedies against the issuing trust, while Notes are subject to events of default (e.g., failure of issuer to pay the Notes in full on the maturity date) that allow the holders of Notes to exercise certain creditor remedies (e.g., seize the collateral and force a sale of the collateral, with resulting sale proceeds used to pay the Notes).

The Registrant also confirms that it understands that the Trust Indenture Act does not permit the qualification of the pooling and servicing agreement after the effectiveness of a registration statement (other than an automatic shelf registration statement).

FORM OF PROSPECTUS

<u>Cover Page of the Form of Prospectus</u>

2. *We note that footnote 2 to your fee table on the cover page of the prospectus refers to Rule 457(s). Please revise to refer to Securities Act Rule 457(p), which is the fee offset rule.*

   The Registrant has modified the fee table on the cover page of the Third Draft Submission to refer to Rule 415(a)(6) as well as Rule 457(s).

<u>Summary of Terms</u>

<u>Offered Certificates – Pass-Through Rates – Servicing and Administration Fees, page 28</u>

3. *We note your response to our prior comment 11. Please tell us whether you anticipate completing the negotiations for a fee arrangement with an asset representations reviewer prior to the effectiveness of the registration statement.*

   The Registrant does not anticipate completing the negotiations for a fee arrangement with an asset representations reviewer prior to the effectiveness of the Registration Statement. Such negotiations are likely not to occur until the first use of a preliminary prospectus for the first offering under the Registration Statement.

<u>Risk Factors</u>

<u>The Mortgage Loans Have Not Been Re-Underwritten by Us; Some Mortgage Loans May Not Have Complied With Another Originator's Underwriting Criteria, page 75</u>

4. *We note your revisions on page 75 of the prospectus in response to our prior comment 18, including the deleted disclosure that some mortgage loans may not have complied with the other originators' underwriting criteria. Please revise the heading for this risk factor to reflect the deletion.*

   The Registrant has modified page 75 of the Third Draft Submission in response to the Staff's comment.

<u>Description of the Mortgage Pool</u>

<u>The Serviced Pari Passu Whole Loan, page 156</u>

5. *We note your response to our prior comment 27. Based on the disclosure in the prospectus, it appears that the Pari Passu Serviced Intercreditor Agreement sets forth the*

respective rights of the holder of the Serviced Pari Passu Mortgage Loan and the holder of the related Serviced Pari Passu Companion Loan, including, for example, the distribution of funds received for the Serviced Pari Passu Whole Loan, that would be material to investors. Please confirm that all material terms of the intercreditor agreement have been fully described in the form of the prospectus. Please also revise the registration statement to reflect that you will file the actual Pari Passu Serviced Intercreditor Agreement with a current report on Form 8-K for each transaction.

The Registrant confirms that all material terms that are expected to be in each Pari Passu Serviced Intercreditor Agreement have been fully described in the form of the prospectus. The Registrant has revised Item 14 of the Registration Statement and the Exhibit Index to the Registration Statement to reflect that the Registrant will file each Pari Passu Serviced Intercreditor Agreement with a Current Report on Form 8-K for each transaction that contains a Serviced Pari Passu Mortgage Loan.

The Serviced AB Whole Loan, page 159

6.   *We note your response to our prior comment 28 and reissue. Please refer to comment 5 directly above.*

The Registrant confirms that all material terms that are expected to be in each AB Intercreditor Agreement have been fully described in the form of the prospectus. The Registrant has revised Item 14 of the Registration Statement and the Exhibit Index to the Registration Statement to reflect that the Registrant will file each AB Intercreditor Agreement with a Current Report on Form 8-K for each transaction that contains an AB Mortgage Loan.

The Non-Serviced Whole Loan, page 164

7.   *We note your response to our prior comment 29 and reissue. In particular, we note that "the general terms of the actual Non-Serviced Pooling and Servicing Agreements will not be significantly different from the terms of the PSA or Non-Serviced Pooling and Servicing Agreement described in the First Draft Submission." Please revise the exhibit index to add the Non-Serviced Pooling and Servicing Agreement as an exhibit to the registration statement. Please also revise the exhibit index to indicate that the form of pooling and servicing agreement for the Non-Serviced Whole Loan is the same form of pooling and servicing agreement that has been submitted as Exhibit 4.1. Additionally, please confirm that the final Non-Serviced Pooling and Servicing Agreement will be filed prior to the termination of the offering with respect to the Non-Serviced Whole Loan and will therefore be incorporated by reference. With respect to the Non-Serviced Intercreditor Agreement, please refer to comment 5 above.*

The Registrant has modified the language on page 386 of the Third Draft Submission under the heading "*Incorporation of Certain Information by Reference*" and Item 14 of the Registration Statement in response to the Staff's comments.

The Registrant confirms that the final Non-Serviced Pooling and Servicing Agreement will be filed with a Current Report on Form 8-K prior to the termination of the offering with respect to the Non-Serviced Whole Loan.

The Registrant confirms that all material terms that are expected to be in each Non-Serviced Intercreditor Agreement have been fully described in the form of the prospectus. The Registrant has revised Item 14 of the Registration Statement and the Exhibit Index to the Registration Statement to reflect that the Registrant will file each Non-Serviced Intercreditor Agreement with a Current Report on Form 8-K for each transaction that contains a Non-Serviced Mortgage Loan.

Further, because an intercreditor agreement is an operative document that comprises part of the related mortgage loan file, intercreditor agreements are required to be executed prior to the closing of the first securitization transaction in which the related mortgage loan (or a portion thereof) is included. Accordingly, under no circumstances will an intercreditor agreement be entered into after the termination of the offering related to the first securitization transaction.

Description of the Certificates

Exchanges of Exchangeable Certificates, page 201

8. *We note your inclusion on page 201 of the prospectus of an example explaining how the exchangeable certificates will work in response to our prior comment 42. However, we were unable to locate any expanded disclosure that more fully describes the possible conditions and/or limitations of the exchange feature. Please revise accordingly.*

    The Registrant has modified page 204 of the Third Draft Submission in response to the Staff's comment.

Reports to Certificateholders; Certain Available Information, page 217

9. *We note your revisions on page 219 of the prospectus, and the definition of "Certificateholder" on page 18 of the Pooling and Servicing Agreement, stating that the operating advisor or its affiliates will be entitled to exercise certain voting rights so long as there is no Operating Advisor Termination Event. However, we also note that clause (v) of the definition of "Eligible Operating Advisor" on page 290 of the prospectus and clause (e) of the definition of "Eligible Operating Advisor" on page 42 of the Pooling and Servicing Agreement, as required by Rule 7(b)(6)(i)(B) of Regulation RR, state that an Eligible*

*Operating Advisor may not directly or indirectly have any financial interest in the
transaction other than fees from its role as operating advisor. Please delete the revisions in
the definition of "Certificateholder."*

The Registrant has modified pages 223 and 296 of the Third Draft Submission in
response to the Staff's comment.

Delivery, Form, Transfer and Denomination, page 225

10. *We note your statement on page 226 of the prospectus that "Certificate Owners will not be
recognized by the trustee, the certificate administrator, the certificate registrar, the operating
advisor, the special servicer or the master servicer as holders of record of certificates and
Certificate Owners will be permitted to receive information furnished to Certificateholders
and to exercise the rights of Certificateholders only indirectly through DTC and its
Participants and Indirect Participants." In light of this statement, please revise your
prospectus where appropriate to clarify how the beneficial owners (i.e., the investors) will
receive information and exercise their rights under the asset representations review and
dispute resolution shelf provisions.*

The Registrant has modified page 230 of the Third Draft Submission in response to the
Staff's comment.

Description of the Mortgage Loan Purchase Agreements, page 229

11. *We note your response to our prior comment 53. However, the definition of "Qualified
Substitute Mortgage Loan," in particular the part stating that "except in a manner that
would not be adverse to the interests of the Certificateholders," is significantly broader in
scope than the example provided in your response of a substituted loan that does not satisfy
the technical requirements of a particular representation or warranty but satisfies the
representation and warranty in an equivalent manner. Please revise your definition
accordingly.*

The Registrant has modified page 237 of the Third Draft Submission in response to the
Staff's comment.

Pooling and Servicing Agreement

Asset Representations Reviewer Compensation, page 256

12. *We note your responses to our prior comments 62 through 64, your revisions on page 256 of
the prospectus, and Section 12.02(a) of the Pooling and Servicing Agreement, stating that,
where the Affirmative Asset Review Vote is not a Majority Affirmative Asset Review Vote, the
Asset Representations Reviewer Fee and associated costs and expenses will be payable by*

the Certificateholders who affirmatively voted to authorize the Asset Review. In the Asset-Backed Securities Disclosure and Registration Adopting Release (Release No. 33-9638) (the "2014 ABS Adopting Release"), the Commission addressed commenters' concerns about the possibility of some investors potentially demanding frivolous reviews by modifying the original proposal, which would have triggered a review under either of two separate independent triggers, to require that an objective trigger based on delinquencies set by the transaction parties first be reached before investors can vote to direct a review. As we noted in the prior comments, we believe that imposing the costs of the asset representations review solely on those investors who vote to direct a review makes it more onerous for investors to use the provision. Accordingly, please revise.

The Registrant has modified pages 261 and 301 - 302 of the Third Draft Submission in response to the Staff's comment.

Dispute Resolution Provisions, page 310

13. *We note your response to our prior comment 54, and the definition of "Requesting Certificateholder" on page 310 of the prospectus and in Section 1.01 of the Pooling and Servicing Agreement. Please tell us why you believe limiting this definition to the first certificateholder that delivers a repurchase request is appropriate, including your consideration of whether such a definition would prevent other certificateholders from being able to utilize effectively the dispute resolution provision.*

The Registrant has modified pages 316 - 320 of the Third Draft Submission in response to the Staff's comment.

14. *We note your revised disclosure on page 312 in response to our prior comment 56 and reissue. In particular, we note that if the Requesting Certificateholder is the Enforcing Party "the agreement with the arbitrator or mediator, as the case may be, will be required under the PSA to contain an acknowledgement that neither the issuing entity nor the special servicer acting on its behalf will be responsible for any costs and expenses of the arbitration or mediation, as applicable, required to be borne by the Requesting Certificateholder pursuant to the terms of the arbitrator's decision or the agreement reached in mediation." Furthermore, we note that "in the case of arbitration, the agreement with the arbitrator will be required under the PSA to contain a provision requiring that all expenses of the arbitration, including without limitation the related expenses of the issuing entity and the special servicer acting on its behalf, must be borne by the Requesting Certificateholder in the event that the arbitrator determines the applicable mortgage loan seller has no liability for the Repurchase Request." We continue to believe that such requirements would not satisfy the shelf eligibility requirements as they would undermine General Instruction I.B.1(c)(B) of Form SF-3 and would discourage investors from utilizing the dispute resolution provision. In Section V.B.3.(a)(3)(c) of the 2014 ABS Adopting Release, the Commission explained why the arbitrator shall have the authority to determine the allocation of any expenses by stating that*

"there may be instances where the requesting party uses the dispute resolution for a legitimate claim and the arbitrator rules against the claim but believes that the requesting party should not be required to bear all the expenses associated with the dispute resolution." Accordingly, please revise.

The Registrant has modified pages 319-320 of the Third Draft Submission in response to the Staff's comment.

Exhibit 4.1 – Form of Pooling and Servicing Agreement

Section 1.01, page 6

15. *We note your revisions on page 231 of the prospectus in response to our prior comment 51. Please revise your definition of "Diligence File" on page 37 of the Pooling and Servicing Agreement to replace the reference to "Delinquent Mortgage Loan" with "Mortgage Loan" so that it is consistent with the prospectus.*

The Registrant has modified page 37 of the form of Pooling and Servicing Agreement in response to the Staff's comment.

Section 3.01, page 135

16. *We note clause (viii) of the definition of "Servicing Standard" on page 136 of the Pooling and Servicing Agreement is inconsistent with clause (H) of the definition of "Servicing Standard" on page 237 of the prospectus. Please revise accordingly.*

The Registrant has modified page 142 of the form of Pooling and Servicing Agreement in response to the Staff's comment.

Section 12.01, page 394

17. *We note your disclosure on page 295 of the prospectus that "the PSA will require that the certificate administrator include in the Distribution Report on Form 10-D relating to the distribution period in which the Asset Review Trigger occurred a description of the events that caused the Asset Review Trigger to occur." However, Section 12.01(a) of the Pooling and Servicing Agreement only provides that the certificate administrator deliver a notice to certificateholders that an Asset Review Trigger is determined to have occurred by posting such notice on the certificate administrator's website, by mailing to their addresses appearing in the certificate register, and by delivering such notice via DTC. Please revise the Pooling and Servicing Agreement to provide that a description of the events that caused the Asset Review Trigger to occur will be included in the Form 10-D relating to the distribution period in which the Asset Review Trigger occurred. Refer to Item 1121(d) of Regulation AB and Section V.B.3(a)(2)(c)(iii) of the 2014 ABS Adopting Release (stating that disclosure be*

> *provided about any event triggering a review of the assets in the Form 10-D filing for the period in which the event occurred).*

The Registrant has modified page 402 of the form of Pooling and Servicing Agreement in response to the Staff's comment.

The Registrant hopes the Staff will find the above response and the enclosed submission responsive to its comments. Any questions concerning same may be directed to the undersigned at (704) 348-5149.

Sincerely,

Henry A. LaBrun

cc: Lulu Cheng, Esq.
       Leland F. Bunch
       W. Todd Stillerman, Esq.

As filed with the Securities and Exchange Commission on [FILING DATE]

Registration No. 333-[__________]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM SF-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

BANC OF AMERICA MERRILL LYNCH COMMERCIAL MORTGAGE INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

56-1950039
(I.R.S. Employer Identification Number)

Commission File Number of depositor: [__________]
Central Index Key Number of depositor: 0001005007

BANC OF AMERICA MERRILL LYNCH COMMERCIAL MORTGAGE INC.
(Exact name of depositor as specified in its charter)

Central Index Key Number of sponsor: 0001102113

BANK OF AMERICA, NATIONAL ASSOCIATION
(Exact name of sponsor as specified in its charter)

One Bryant Park
New York, New York 10036
(646) 855-3953
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Leland F. Bunch
Senior Vice President
Banc of America Merrill Lynch Commercial Mortgage Inc.
One Bryant Park
New York, New York 10036
646-855-3953
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

W. Todd Stillerman, Esq.
Banc of America Merrill Lynch Commercial Mortgage Inc.
214 South Tryon Street, 18th Floor, NC1-027-20-05
Charlotte, North Carolina 28255

Henry A. LaBrun, Esq.
Cadwalader, Wickersham & Taft LLP
227 West Trade Street, Suite 2400
Charlotte, North Carolina 28202

Approximate date of commencement of proposed sale to the public: From time to time on or after the effective date of this registration statement.

If any of the securities being registered on this Form SF-3 are to be offered pursuant to Rule 415 under the Securities Act of 1933, please check the following box. ☒

If this Form SF-3 is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form SF-3 is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Commercial Mortgage Pass-Through Certificates	(2)(3)	(2)(3)	(2)(3)	(2)(3)

(1) Calculated in accordance with Rule 457(s) of the Securities Act of 1933.

(2) The registrant previously registered $[_____] of securities under a Registration Statement on Form S-3 (Registration No. 333-201743) filed on January 28, 2015, $[_____] of which remain unsold. Pursuant to Rule 415(a)(6) under the Securities Act of 1933, as amended (the "Securities Act"), the registrant is including such unsold securities and the $[_____] of registration fees previously paid in connection with such unsold securities.

(3) An unspecified additional amount of securities is being registered as may from time to time be offered at unspecified prices. The registrant is deferring payment of all of the registration fees for such additional securities in accordance with Rules 456(c) and 457(s) under the Securities Act.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

This preliminary prospectus, dated [_____], 20[__], may be amended or completed prior to time of sale.

[CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Amount of Registration Fee[(1)(2)]
	$[_____]	[___]%	$[_____]	$[_____]
	$[_____]	[___]%	$[_____]	$[_____]
	$[_____]	[___]%	$[_____]	$[_____]

(1)   Calculated in accordance with Rule 457(s) under the Securities Act of 1933, as amended.

[NOTE: ONLY CLASSES THAT ARE NOT UTILIZING REGISTRATION FEES PAID IN CONNECTION WITH THE PRIOR REGISTRATION STATEMENT (AND THEREFORE REQUIRE A CURRENT PAYMENT OF A REGISTRATION FEE) WILL BE LISTED ON THE ABOVE TABLE]

PROSPECTUS

$[DEAL SIZE] (Approximate)

[NAME OF ISSUING ENTITY AND CIK NUMBER]
Issuing Entity

Banc of America Merrill Lynch Commercial Mortgage Inc.
(Central Index Key Number 0001005007)
Depositor

Bank of America, National Association
(Central Index Key Number 0001102113)

[NAMES OF OTHER SPONSORS/LOAN SELLERS AND CIK NUMBERS]
Sponsors and Mortgage Loan Sellers

Commercial Mortgage Pass-Through Certificates, Series [SERIES DESIGNATION]

Banc of America Merrill Lynch Commercial Mortgage Inc. is offering certain classes of the Commercial Mortgage Pass-Through Certificates, [SERIES DESIGNATION] consisting of the certificate classes identified in the table below. The certificates being offered by this prospectus and the [IDENTIFY NON-OFFERED CLASSES] certificates) represent the ownership interests in the issuing entity, which will be a New York common law trust named [NAME OF ISSUING ENTITY]. The assets of the issuing entity will primarily consist of a pool of [fixed][floating] rate commercial mortgage loans and [one] separate trust subordinate companion loan interest in a commercial mortgage loan, which are generally the [sole] source of payments on the certificates. Credit enhancement will be provided [solely] by certain classes of subordinate certificates that will be subordinate to certain classes of senior certificates as described under "*Description of the Certificates—Subordination; Allocation of Realized Losses*". [IDENTIFY OTHER CREDIT ENHANCEMENT, IF APPLICABLE] Each class of certificates will be entitled to receive monthly distributions of interest and/or principal on the [__] business day following the [__] day of each month (or if the [__] is not a business day, the next business day), commencing in [IDENTIFY FIRST DISTRIBUTION MONTH/YEAR]. The rated final distribution date for the certificates is [IDENTIFY RATED FINAL DISTRIBUTION DATE].

Class	Initial Class Certificate Balance or Notional Amount[(1)]	Initial Approx. Pass-Through Rate	Pass-Through Rate Description	Assumed Final Distribution Date[(3)]	[Offering Price]

(Footnotes on table on pages 3 and 4)

You should carefully consider the risk factors beginning on page [__] of this prospectus.

Neither the certificates nor the mortgage loans are insured or guaranteed by any governmental agency, instrumentality or private issuer or any other person or entity.

The certificates will represent interests in the issuing entity only. They will not represent interests in or obligations of the sponsors, depositor, any of their affiliates or any other entity.

The United States Securities and Exchange Commission and state regulators have not approved or disapproved of the offered certificates or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense. Banc of America Merrill Lynch Commercial Mortgage Inc. will not list the offered certificates on any securities exchange or on any automated quotation system of any securities association.

The issuing entity will be relying on an exclusion or exemption from the definition of "investment company" under the Investment Company Act of 1940, as amended, contained in Section 3(c)(5) of the Investment Company Act or Rule 3a-7 under the Investment Company Act, although there may be additional exclusions or exemptions available to the issuing entity. The issuing entity is being structured so as not to constitute a "covered fund" for purposes of the Volcker Rule under the Dodd-Frank Act (both as defined in this prospectus).

The underwriters, Merrill Lynch, Pierce, Fenner & Smith Incorporated, [NAMES OF OTHER UNDERWRITERS], will purchase the offered certificates from Banc of America Merrill Lynch Commercial Mortgage Inc. and will offer them to the public at negotiated prices, plus, in certain cases, accrued interest, determined at the time of sale. Merrill Lynch, Pierce, Fenner & Smith Incorporated, and [NAME OF CO-LEAD MANAGING UNDERWRITER] are acting as co-lead managers and joint bookrunners in the following manner: Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as sole bookrunning manager with respect to approximately [__]% of each class of offered certificates and [_____] is acting as sole bookrunning manager with respect to approximately [__]% of each class of offered certificates. [_____] is acting as a co-manager and as sole bookrunning manager with respect to approximately [__]% of each class of offered certificates.

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The underwriters expect to deliver the offered certificates to purchasers in book-entry form only through the facilities of The Depository Trust Company in the United States and Clearstream Banking, société anonyme and Euroclear Bank, as operator of the Euroclear System, in Europe, against payment in New York, New York on or about [EXPECTED CLOSING DATE].

We expect to receive from this offering approximately [____]% of the initial aggregate principal balance of the offered certificates[, plus accrued interest from [START DATE FOR FIRST INTEREST ACCRUAL PERIOD]], before deducting expenses payable by us.

BofA Merrill Lynch
Co-Lead Manager and Joint Bookrunner

[_____]
Co-Lead Manager and Joint Bookrunner

[_____]
Co-Manager

[DATE OF PROSPECTUS]

[Inside Front Cover]

[Map Page]

SUMMARY OF CERTIFICATES

[SPECIFIC CLASSES AND RELATED FOOTNOTES WILL BE SET FORTH IN THE PROSPECTUS]

Class	Initial Class Certificate Balance or Notional Amount[1]	Approx. Initial Credit Support[2]	Pass-Through Rate Description	Assumed Final Distribution Date[3]	Initial Approx. Pass-Through Rate	Weighted Average Life (Yrs.)[4]	Principal Window[4]
Offered Certificates							
[LIST SPECIFIC OFFERED CLASSES ADD APPROPRIATE FOOTNOTES DESCRIBED BELOW]							
Non-Offered Certificates							
[LIST SPECIFIC NON-OFFERED CLASSES ADD APPROPRIATE FOOTNOTES DESCRIBED BELOW]							

---

(1)   Approximate, subject to a permitted variance of plus or minus [5]%.

(2)   The approximate initial credit support percentages set forth for the certificates are approximate and, for the [IDENTIFY APPLICABLE SENIOR CLASSES] certificates, are represented in the aggregate. [The [LOAN-SPECIFIC CLASS] certificates will only provide subordination with respect to losses and shortfalls on the [NAME OF LOAN] mortgage loan.] The approximate initial credit support percentages for each class of certificates presented in the table do not include the related subordinate interest of the trust subordinate companion loan.

(3)   The assumed final distribution dates set forth in this prospectus have been determined on the basis of the assumptions described in "*Description of the Certificates—Assumed Final Distribution Date; Rated Final Distribution Date*".

(4)   The weighted average life and period during which distributions of principal would be received as set forth in the foregoing table with respect to each class of certificates having a principal balance are based on the assumptions set forth under "*Yield and Maturity Considerations—Weighted Average Life*" and on the assumptions that there are no prepayments, modifications or losses in respect of the mortgage loans and that there are no extensions or forbearances of maturity dates [or anticipated repayment dates] of the mortgage loans.

(5)   The notional amount of the [INTEREST-ONLY CLASS] certificates will be equal to the aggregate of the certificate balances of the Class [__] and Class [__] certificates [and the Class [__] trust component]. The notional amount of the [INTEREST-ONLY CLASS] certificates will be equal to the certificate balance of the Class [__] certificates [and the Class [__] and Class [__] trust components]. The [INTEREST-ONLY CLASSES] certificates will not be entitled to distributions of principal.

(6)   The pass-through rate for the [INTEREST-ONLY CLASS] certificates for any distribution date will equal [the excess, if any, of (a) the weighted average of the net mortgage rates on the mortgage loans (in each case adjusted, if necessary, to accrue on the basis of a 360-day year consisting of twelve 30-day months), over (b) the weighted average of the pass-through rates of the Class [__] and Class [__] certificates and the Class [__] trust component for that distribution date, weighted on the basis of their respective certificate balances immediately prior to that distribution date. The pass-through rate for the [INTEREST-ONLY CLASS] certificates for any distribution date will equal the excess, if any, of (a) the weighted average of the net mortgage rates on the mortgage loans (in each case adjusted, if necessary, to accrue on the basis of a 360-day year consisting of twelve 30-day months for the related distribution date), over (b) the weighted average of the pass-through rates of the Class [__] certificates and the Class [__] and Class [__] trust components for that distribution date, weighted on the basis of their respective certificate balances immediately prior to that distribution date. See "*Description of the Certificates—Distributions—Pass-Through Rates*".

(7)   [Note: the deal-specific class designations for the exchangeable and exchange certificates, included for illustrative purposes only, are Class [A], Class [B], Class [C] and Class [EC]. the identity and number of exchangeable classes may vary.]   The Class [A], Class [B], and Class [C] certificates may be exchanged for the Class [EC] certificates, and Class [EC] certificates may be exchanged for the Class [A], Class [B], and Class [C] certificates.

(8)   On the closing date, the issuing entity will issue the Class [A], Class [B], and Class [C] trust components, which will have outstanding certificate balances on the closing date of $[_____], $[_____] and $[_____], respectively. The Class [A], Class [B], and Class [C] certificates and the Class [EC] certificates will, at all times, represent undivided beneficial ownership interests in a grantor trust that will hold such trust components. Each class of the Class [A], Class [B], and Class [C] certificates and the Class [EC] certificates will, at all times, represent a beneficial interest in a percentage of the outstanding certificate balance of the Class [A], Class [B], and Class [C] trust components. Following any exchange of Class [A], Class [B], and Class [C] certificates for Class [EC] certificates or any exchange of Class [EC] certificates for Class [A], Class [B], and Class [C] certificates, the percentage interest of the outstanding certificate balances of the Class [A], Class [B], and Class [C] trust components that is represented by the Class [A], Class [B], and Class [C] certificates and the Class [EC] certificates will be increased or decreased accordingly. The initial balance of each class of the Class [A], Class [B], and Class [C] certificates shown in the table above represents the maximum principal balance of such class without giving effect to any issuance of Class [EC] certificates. The initial certificate balance of the Class [EC] certificates shown in the table above is equal to the aggregate of the maximum initial certificate balance of Class [A], Class [B], and Class [C] certificates, representing the maximum certificate balance of the Class [EC] certificates that could be issued in an exchange. The principal balance of the Class [A],

Class [B], and Class [C] certificates to be issued on the closing date will be reduced, in required proportions, by an amount equal to the principal balance of the Class [EC] certificates issued on the closing date.

(9)   The initial subordination levels for the Class [A], Class [B] and Class [C] certificates and Class [EC] certificates are equal to the subordination level of the underlying Class [A], Class [B] and Class [C] trust component, which will have an initial outstanding balance on the closing date of $[_____]. Although the Class [EC] certificates are listed below the Class [__] and the Class [__] certificates in the chart, the Class [EC] certificates' payment entitlements and subordination priority will be a result of the payment entitlements and subordination priority at each level of the related component classes of Class [A], Class [B], and Class [C] certificates. For purposes of determining the approximate initial credit support for Class [EC] certificates, the calculation is based on the aggregate initial class certificate balance of the Class [A], Class [B], and Class [C] certificates as if they were a single class.

(10)   [The Class [EC] certificates will not have a pass-through rate, but will be entitled to receive the sum of the interest distributable on the percentage interests of the Class [A], Class [B], and Class [C] trust components represented by the Class [EC] certificates. The pass-through rates on the Class [A], Class [B], and Class [C] trust components will at all times be the same as the pass-through rates of the Class [A], Class [B], and Class [C] certificates.]

(11)   [The pass-through rate of the Class [__] certificates on each distribution date will be a *per annum* rate equal to the lesser of (i) the pass-through rate for such class specified in the table above and (ii) the weighted average of the net mortgage rates on the mortgage loans (in each case, adjusted, if necessary, to accrue on the basis of a 360-day year consisting of twelve 30-day months) as of their respective due dates in the month preceding the month in which the related distribution date occurs. See "*Description of the Certificates—Distributions—Pass-Through Rates*".]

(12)   [The pass-through rate of the Class [__] certificates on each distribution date will be a *per annum* rate equal to the weighted average of the net mortgage rates on the mortgage loans (in each case, adjusted, if necessary, to accrue on the basis of a 360-day year consisting of twelve 30-day months) as of their respective due dates in the month preceding the month in which the related distribution date occurs. See "*Description of the Certificates—Distributions—Pass-Through Rates*".]

(13)   [The pass-through rate for the Class [__] certificates on each distribution date be a *per annum* rate equal to the weighted average of the net mortgage rates on the mortgage loans (in each case adjusted, if necessary, to accrue on the basis of a 360-day year consisting of twelve 30-day months) as of their respective due dates in the month preceding the month in which the related distribution date occurs minus [__]%. See "*Description of the Certificates—Distributions—Pass-Through Rates*".]

[#]   [Insert description of pass-through rates for other offered certificates.]

(15)   The [LOAN-SPECIFIC CLASS] certificates will only receive distributions from, and will only incur losses with respect to, the trust subordinate companion loan related to the [_____] mortgage loan.

(16)   For any distribution date, the pass-through rate on the [LOAN-SPECIFIC CLASS] certificates will be a fixed pass-through rate.

(17)   The Class R and Class [ARD] certificates are not represented in the above table.

The [NON-OFFERED CLASSES] certificates are not offered by this prospectus. Any information in this prospectus concerning certificates other than the offered certificates is presented solely to enhance your understanding of the offered certificates.

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TABLE OF CONTENTS

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IMPORTANT NOTICE REGARDING THE OFFERED CERTIFICATES

THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPERSEDES ANY PREVIOUS INFORMATION DELIVERED TO ANY PROSPECTIVE INVESTOR REGARDING THE OFFERED CERTIFICATES.

IMPORTANT NOTICE ABOUT INFORMATION PRESENTED IN THIS PROSPECTUS

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus.

This prospectus begins with several introductory sections describing the certificates and the issuing entity in abbreviated form:

Summary of Certificates, commencing on page [__] of this prospectus, which sets forth important statistical information relating to the certificates;

Summary of Terms, commencing on page [__] of this prospectus, which gives a brief introduction of the key features of the certificates and a description of the mortgage loans; and

Risk Factors, commencing on page [__] of this prospectus, which describes risks that apply to the certificates.

This prospectus includes cross references to sections in this prospectus where you can find further related discussions. The table of contents in this prospectus identifies the pages where these sections are located.

Certain capitalized terms are defined and used in this prospectus to assist you in understanding the terms of the offered certificates and this offering. The capitalized terms used in this prospectus are defined on the pages indicated under the caption "*Index of Defined Terms*" commencing on page [__] of this prospectus.

All annexes and schedules attached to this prospectus are a part of this prospectus.

In this prospectus:

the terms "depositor", "we", "us" and "our" refer to Banc of America Merrill Lynch Commercial Mortgage Inc.

references to "lender" or "mortgage lender" with respect to a mortgage loan generally should be construed to mean, from and after the date of initial issuance of the offered certificates, the trustee on behalf of the issuing entity as the holder of record title to the mortgage loans or the master servicer or special servicer, as applicable, with respect to the obligations and rights of the lender as described under "*Pooling and Servicing Agreement*".

Until ninety days after the date of this prospectus, all dealers that buy, sell or trade the offered certificates, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

This prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any state or other jurisdiction where such offer, solicitation or sale is not permitted.

NOTICE TO RESIDENTS WITHIN EUROPEAN ECONOMIC AREA

THIS PROSPECTUS HAS BEEN PREPARED ON THE BASIS THAT ANY OFFER OF CERTIFICATES IN ANY MEMBER STATE OF THE EUROPEAN ECONOMIC AREA WHICH HAS IMPLEMENTED THE PROSPECTUS DIRECTIVE (EACH, A "RELEVANT MEMBER STATE") WILL BE MADE PURSUANT TO AN EXEMPTION UNDER THE PROSPECTUS DIRECTIVE (AS DEFINED BELOW) FROM THE REQUIREMENT TO PUBLISH A PROSPECTUS FOR OFFERS OF CERTIFICATES. ACCORDINGLY ANY PERSON MAKING OR INTENDING TO MAKE AN OFFER IN THAT RELEVANT MEMBER STATE OF CERTIFICATES WHICH ARE THE SUBJECT OF AN OFFERING CONTEMPLATED IN THIS PROSPECTUS AS-COMPLETED BY FINAL TERMS IN RELATION TO THE OFFER OF THOSE CERTIFICATES MAY ONLY DO SO IN CIRCUMSTANCES IN WHICH NO OBLIGATION ARISES FOR THE DEPOSITOR, THE ISSUING ENTITY OR AN UNDERWRITER TO PUBLISH A PROSPECTUS PURSUANT TO ARTICLE 3 OF THE PROSPECTUS DIRECTIVE IN RELATION TO SUCH OFFER.

NONE OF THE DEPOSITOR, THE ISSUING ENTITY OR ANY OF THE UNDERWRITERS HAS AUTHORIZED, NOR DOES ANY OF THEM AUTHORIZE, THE MAKING OF ANY OFFER OF CERTIFICATES IN CIRCUMSTANCES IN WHICH AN OBLIGATION ARISES FOR THE DEPOSITOR, THE ISSUING ENTITY OR AN UNDERWRITER TO PUBLISH OR SUPPLEMENT A PROSPECTUS FOR SUCH OFFER.

FOR THE PURPOSES OF THIS PROVISION AND THE PROVISION IMMEDIATELY BELOW, THE EXPRESSION "PROSPECTUS DIRECTIVE" MEANS DIRECTIVE 2003/71/EC (AND AMENDMENTS THERETO, INCLUDING THE 2010 PD AMENDING DIRECTIVE, TO THE EXTENT IMPLEMENTED IN THE RELEVANT MEMBER STATE), AND INCLUDES ANY RELEVANT IMPLEMENTING MEASURE IN THE RELEVANT MEMBER STATE AND THE EXPRESSION "2010 PD AMENDING DIRECTIVE" MEANS DIRECTIVE 2010/73/EU.

EUROPEAN ECONOMIC AREA SELLING RESTRICTIONS

IN RELATION TO EACH RELEVANT MEMBER STATE, EACH UNDERWRITER HAS REPRESENTED AND AGREED THAT, WITH EFFECT FROM AND INCLUDING THE DATE ON WHICH THE PROSPECTUS DIRECTIVE IS IMPLEMENTED IN THAT RELEVANT MEMBER STATE, IT HAS NOT MADE AND WILL NOT MAKE AN OFFER OF THE CERTIFICATES WHICH ARE THE SUBJECT OF THE OFFERING CONTEMPLATED BY THIS PROSPECTUS TO THE PUBLIC IN THAT RELEVANT MEMBER STATE OTHER THAN:

(A) TO ANY LEGAL ENTITY WHICH IS A "QUALIFIED INVESTOR" AS DEFINED IN THE PROSPECTUS DIRECTIVE;

(B) TO FEWER THAN 100 OR, IF THE RELEVANT MEMBER STATE HAS IMPLEMENTED THE RELEVANT PROVISION OF THE 2010 PD AMENDING DIRECTIVE, 150, NATURAL OR LEGAL PERSONS (OTHER THAN "QUALIFIED INVESTORS" AS DEFINED IN THE PROSPECTUS DIRECTIVE) SUBJECT TO OBTAINING THE PRIOR CONSENT OF THE RELEVANT UNDERWRITER OR UNDERWRITERS NOMINATED BY THE ISSUING ENTITY FOR ANY SUCH OFFER; OR

(C) IN ANY OTHER CIRCUMSTANCES FALLING WITHIN ARTICLE 3(2) OF THE PROSPECTUS DIRECTIVE;

PROVIDED THAT NO SUCH OFFER OF THE OFFERED CERTIFICATES REFERRED TO IN CLAUSES (A) TO (C) ABOVE SHALL REQUIRE THE DEPOSITOR, THE ISSUING ENTITY OR ANY UNDERWRITER TO PUBLISH A PROSPECTUS PURSUANT TO ARTICLE 3 OF THE PROSPECTUS DIRECTIVE.

FOR THE PURPOSES OF THE PRIOR PARAGRAPH, THE EXPRESSION AN "OFFER OF THE CERTIFICATES WHICH ARE THE SUBJECT OF THE OFFERING CONTEMPLATED BY THIS PROSPECTUS TO THE PUBLIC" IN RELATION TO ANY OFFERED CERTIFICATE IN ANY RELEVANT

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MEMBER STATE MEANS THE COMMUNICATION IN ANY FORM AND BY ANY MEANS OF SUFFICIENT INFORMATION ON THE TERMS OF THE OFFER AND THE CERTIFICATES TO BE OFFERED SO AS TO ENABLE AN INVESTOR TO DECIDE TO PURCHASE OR SUBSCRIBE TO THE OFFERED CERTIFICATES, AS THE SAME MAY BE VARIED IN THAT RELEVANT MEMBER STATE BY ANY MEASURE IMPLEMENTING THE PROSPECTUS DIRECTIVE IN THAT RELEVANT MEMBER STATE.

NOTICE TO RESIDENTS OF THE UNITED KINGDOM

THE ISSUING ENTITY MAY CONSTITUTE A "COLLECTIVE INVESTMENT SCHEME" AS DEFINED BY SECTION 235 OF THE FSMA THAT IS NOT A "RECOGNIZED COLLECTIVE INVESTMENT SCHEME" FOR THE PURPOSES OF THE FSMA AND THAT HAS NOT BEEN AUTHORIZED OR OTHERWISE APPROVED. AS AN UNREGULATED SCHEME, THE OFFERED CERTIFICATES CANNOT BE MARKETED IN THE UNITED KINGDOM TO THE GENERAL PUBLIC, EXCEPT IN ACCORDANCE WITH THE FSMA.

THE DISTRIBUTION OF THIS PROSPECTUS (A) IF MADE BY A PERSON WHO IS NOT AN AUTHORIZED PERSON UNDER THE FSMA, IS BEING MADE ONLY TO, OR DIRECTED ONLY AT, PERSONS WHO (I) ARE OUTSIDE THE UNITED KINGDOM, OR (II) HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS AND QUALIFY AS INVESTMENT PROFESSIONALS IN ACCORDANCE WITH ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2001 (THE "FINANCIAL PROMOTION ORDER"), OR (III) ARE PERSONS FALLING WITHIN ARTICLE 49(2)(A) THROUGH (D) (HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, ETC.) OF THE FINANCIAL PROMOTION ORDER (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "FPO PERSONS"); AND (B) IF MADE BY A PERSON WHO IS AN AUTHORIZED PERSON UNDER THE FSMA, IS BEING MADE ONLY TO, OR DIRECTED ONLY AT, PERSONS WHO (I) ARE OUTSIDE THE UNITED KINGDOM, OR (II) HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS AND QUALIFY AS INVESTMENT PROFESSIONALS IN ACCORDANCE WITH ARTICLE 14(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (PROMOTION OF COLLECTIVE INVESTMENT SCHEMES) (EXEMPTIONS) ORDER 2001 (THE "PROMOTION OF COLLECTIVE INVESTMENT SCHEMES EXEMPTIONS ORDER"), OR (III) ARE PERSONS FALLING WITHIN ARTICLE 22(2)(A) THROUGH (D) ("HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, ETC.") OF THE PROMOTION OF COLLECTIVE INVESTMENT SCHEMES EXEMPTIONS ORDER (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "PCIS PERSONS" AND, TOGETHER WITH THE FPO PERSONS, THE "RELEVANT PERSONS").

THIS PROSPECTUS MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS PROSPECTUS RELATES, INCLUDING THE OFFERED CERTIFICATES, IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS. ANY PERSONS OTHER THAN RELEVANT PERSONS SHOULD NOT ACT OR RELY ON THIS PROSPECTUS.

POTENTIAL INVESTORS IN THE UNITED KINGDOM ARE ADVISED THAT ALL, OR MOST, OF THE PROTECTIONS AFFORDED BY THE UNITED KINGDOM REGULATORY SYSTEM WILL NOT APPLY TO AN INVESTMENT IN THE OFFERED CERTIFICATES AND THAT COMPENSATION WILL NOT BE AVAILABLE UNDER THE UNITED KINGDOM FINANCIAL SERVICES COMPENSATION SCHEME.

UNITED KINGDOM SELLING RESTRICTIONS

EACH UNDERWRITER HAS REPRESENTED AND AGREED THAT:

(A) IT HAS ONLY COMMUNICATED OR CAUSED TO BE COMMUNICATED AND WILL ONLY COMMUNICATE OR CAUSE TO BE COMMUNICATED AN INVITATION OR INDUCEMENT TO ENGAGE IN INVESTMENT ACTIVITY (WITHIN THE MEANING OF SECTION 21 OF THE FINANCIAL

SERVICES AND MARKETS ACT 2000 ("FSMA") RECEIVED BY IT IN CONNECTION WITH THE ISSUE OR SALE OF THE CERTIFICATES IN CIRCUMSTANCES IN WHICH SECTION 21(1) OF THE FSMA DOES NOT APPLY TO THE ISSUING ENTITY OR THE DEPOSITOR; AND

(B) IT HAS COMPLIED AND WILL COMPLY WITH ALL APPLICABLE PROVISIONS OF THE FSMA WITH RESPECT TO ANYTHING DONE BY IT IN RELATION TO THE CERTIFICATES IN, FROM OR OTHERWISE INVOLVING THE UNITED KINGDOM.

NOTICE TO RESIDENTS OF THE PEOPLE'S REPUBLIC OF CHINA

THE OFFERED CERTIFICATES WILL NOT BE OFFERED OR SOLD IN THE PEOPLE'S REPUBLIC OF CHINA (EXCLUDING HONG KONG, MACAU AND TAIWAN, THE "PRC") AS PART OF THE INITIAL DISTRIBUTION OF THE OFFERED CERTIFICATES BUT MAY BE AVAILABLE FOR PURCHASE BY INVESTORS RESIDENT IN THE PRC FROM OUTSIDE THE PRC.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN THE PRC TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE THE OFFER OR SOLICITATION IN THE PRC.

THE PRC DOES NOT REPRESENT THAT THIS PROSPECTUS MAY BE LAWFULLY DISTRIBUTED, OR THAT ANY OFFERED CERTIFICATES MAY BE LAWFULLY OFFERED, IN COMPLIANCE WITH ANY APPLICABLE REGISTRATION OR OTHER REQUIREMENTS IN THE PRC, OR PURSUANT TO AN EXEMPTION AVAILABLE THEREUNDER, OR ASSUME ANY RESPONSIBILITY FOR FACILITATING ANY SUCH DISTRIBUTION OR OFFERING. IN PARTICULAR, NO ACTION HAS BEEN TAKEN BY THE PRC WHICH WOULD PERMIT AN OFFERING OF ANY OFFERED CERTIFICATES OR THE DISTRIBUTION OF THIS PROSPECTUS IN THE PRC. ACCORDINGLY, THE OFFERED CERTIFICATES ARE NOT BEING OFFERED OR SOLD WITHIN THE PRC BY MEANS OF THIS PROSPECTUS OR ANY OTHER DOCUMENT. NEITHER THIS PROSPECTUS NOR ANY ADVERTISEMENT OR OTHER OFFERING MATERIAL MAY BE DISTRIBUTED OR PUBLISHED IN THE PRC, EXCEPT UNDER CIRCUMSTANCES THAT WILL RESULT IN COMPLIANCE WITH ANY APPLICABLE LAWS AND REGULATIONS.

HONG KONG

THIS PROSPECTUS HAS NOT BEEN DELIVERED FOR REGISTRATION TO THE REGISTRAR OF COMPANIES IN HONG KONG AND THE CONTENTS OF THIS PROSPECTUS HAVE NOT BEEN REVIEWED OR APPROVED BY ANY REGULATORY AUTHORITY IN HONG KONG. THIS PROSPECTUS DOES NOT CONSTITUTE NOR INTEND TO BE AN OFFER OR INVITATION TO THE PUBLIC IN HONG KONG TO ACQUIRE THE OFFERED CERTIFICATES.

EACH UNDERWRITER HAS REPRESENTED, WARRANTED AND AGREED THAT: (1) IT HAS NOT OFFERED OR SOLD AND WILL NOT OFFER OR SELL IN HONG KONG, BY MEANS OF ANY DOCUMENT, ANY OFFERED CERTIFICATES (EXCEPT FOR CERTIFICATES WHICH ARE A "STRUCTURED PRODUCT" AS DEFINED IN THE SECURITIES AND FUTURES ORDINANCE (CAP. 571) (THE "SFO") OF HONG KONG) OTHER THAN (A) TO "PROFESSIONAL INVESTORS" AS DEFINED IN THE SFO AND ANY RULES MADE UNDER THE SFO; OR (B) IN OTHER CIRCUMSTANCES WHICH DO NOT RESULT IN THE DOCUMENT BEING A "PROSPECTUS" AS DEFINED IN THE COMPANIES (WINDING UP AND MISCELLANEOUS PROVISIONS) ORDINANCE (CAP. 32) (THE "C(WUMP)O") OF HONG KONG OR WHICH DO NOT CONSTITUTE AN OFFER TO THE PUBLIC WITHIN THE MEANING OF THE C(WUMP)O; AND (2) IT HAS NOT ISSUED OR HAD IN ITS POSSESSION FOR THE PURPOSES OF ISSUE, AND WILL NOT ISSUE OR HAVE IN ITS POSSESSION FOR THE PURPOSES OF ISSUE, WHETHER IN HONG KONG OR ELSEWHERE, ANY ADVERTISEMENT, INVITATION OR DOCUMENT RELATING TO THE OFFERED CERTIFICATES, WHICH IS DIRECTED AT, OR THE CONTENTS OF WHICH ARE LIKELY TO BE ACCESSED OR READ BY, THE PUBLIC OF HONG KONG (EXCEPT IF PERMITTED TO DO SO UNDER THE SECURITIES LAWS OF HONG KONG) OTHER THAN WITH RESPECT TO CERTIFICATES WHICH ARE OR ARE INTENDED TO BE DISPOSED OF ONLY TO PERSONS OUTSIDE HONG KONG OR

ONLY TO "PROFESSIONAL INVESTORS" AS DEFINED IN THE SFO AND ANY RULES MADE UNDER THE SFO.

**W A R N I N G**

THE CONTENTS OF THIS PROSPECTUS HAVE NOT BEEN REVIEWED OR APPROVED BY ANY REGULATORY AUTHORITY IN HONG KONG. YOU ARE ADVISED TO EXERCISE CAUTION IN RELATION TO THE OFFER. IF YOU ARE IN ANY DOUBT ABOUT ANY OF THE CONTENTS OF THIS PROSPECTUS, YOU SHOULD OBTAIN INDEPENDENT PROFESSIONAL ADVICE.

**SINGAPORE**

THIS PROSPECTUS HAS NOT BEEN AND WILL NOT BE REGISTERED AS A PROSPECTUS WITH THE MONETARY AUTHORITY OF SINGAPORE. ACCORDINGLY, THIS PROSPECTUS AND ANY OTHER DOCUMENT OR MATERIAL IN CONNECTION WITH THE OFFER OR SALE, OR INVITATION FOR SUBSCRIPTION OR PURCHASE, OF THE OFFERED CERTIFICATES MAY NOT BE CIRCULATED OR DISTRIBUTED, NOR MAY THE OFFERED CERTIFICATES BE OFFERED OR SOLD, OR BE MADE THE SUBJECT OF AN INVITATION FOR SUBSCRIPTION OR PURCHASE, WHETHER DIRECTLY OR INDIRECTLY, TO PERSONS IN SINGAPORE OTHER THAN (I) TO AN INSTITUTIONAL INVESTOR UNDER SECTION 274 UNDER THE SECURITIES AND FUTURES ACT, CHAPTER 289 OF SINGAPORE (THE "SFA"), (II) TO A RELEVANT PERSON (AS DEFINED IN SECTION 275(2) OF THE SFA), OR ANY PERSON PURSUANT TO SECTION 275(1A) OF THE SFA, IN ACCORDANCE WITH THE CONDITIONS SPECIFIED IN SECTION 275 OF THE SFA OR (III) OTHERWISE PURSUANT TO, AND IN ACCORDANCE WITH THE CONDITIONS OF, ANY OTHER APPLICABLE PROVISION OF THE SFA.

WHERE THE OFFERED CERTIFICATES ARE SUBSCRIBED OR PURCHASED UNDER SECTION 275 OF THE SFA BY A RELEVANT PERSON WHICH IS: (A) A CORPORATION (WHICH IS NOT AN ACCREDITED INVESTOR (AS DEFINED IN SECTION 4A OF THE SFA)) THE SOLE BUSINESS OF WHICH IS TO HOLD INVESTMENTS AND THE ENTIRE SHARE CAPITAL OF WHICH IS OWNED BY ONE OR MORE INDIVIDUALS, EACH OF WHOM IS AN ACCREDITED INVESTOR; OR (B) A TRUST (WHERE THE TRUSTEE IS NOT AN ACCREDITED INVESTOR) WHOSE SOLE PURPOSE IS TO HOLD INVESTMENTS AND EACH BENEFICIARY IS AN ACCREDITED INVESTOR, SHARES, DEBENTURES AND UNITS OF SHARES AND DEBENTURES OF THAT CORPORATION OR THE BENEFICIARIES' RIGHTS AND INTEREST (HOWSOEVER DESCRIBED) IN THAT TRUST SHALL NOT BE TRANSFERABLE FOR 6 MONTHS AFTER THAT CORPORATION OR THAT TRUST HAS ACQUIRED THE OFFERED CERTIFICATES UNDER SECTION 275 OF THE SFA EXCEPT: (1) TO AN INSTITUTIONAL INVESTOR UNDER SECTION 274 OF THE SFA OR TO A RELEVANT PERSON (AS DEFINED IN SECTION 275(2) OF THE SFA), OR TO ANY PERSON PURSUANT TO AN OFFER THAT IS MADE ON TERMS THAT SUCH SHARES, DEBENTURES AND UNITS OF SHARES AND DEBENTURES OF THAT CORPORATION OR SUCH RIGHTS OR INTEREST IN THAT TRUST ARE ACQUIRED AT A CONSIDERATION OF NOT LESS THAN 200,000 SINGAPORE DOLLARS (OR ITS EQUIVALENT IN A FOREIGN CURRENCY) FOR EACH TRANSACTION, WHETHER SUCH AMOUNT IS TO BE PAID FOR IN CASH OR BY EXCHANGE OF SECURITIES OR OTHER ASSETS, AND FURTHER FOR CORPORATIONS, IN ACCORDANCE WITH THE CONDITIONS SPECIFIED IN SECTION 275(1A) OF THE SFA; (2) WHERE NO CONSIDERATION IS GIVEN FOR THE TRANSFER; (3) BY OPERATION OF LAW; OR (4) AS SPECIFIED IN SECTION 276(7) OF THE SFA.

**JAPAN**

THE OFFERED CERTIFICATES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE FINANCIAL INSTRUMENTS AND EXCHANGE LAW OF JAPAN, AS AMENDED (THE "FIEL"), AND DISCLOSURE UNDER THE FIEL HAS NOT BEEN AND WILL NOT BE MADE WITH RESPECT TO THE OFFERED CERTIFICATES. ACCORDINGLY, EACH UNDERWRITER HAS REPRESENTED AND AGREED THAT IT HAS NOT, DIRECTLY OR INDIRECTLY, OFFERED OR SOLD AND WILL NOT, DIRECTLY OR INDIRECTLY, OFFER OR SELL ANY CERTIFICATES IN JAPAN OR TO, OR FOR THE

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BENEFIT OF, ANY RESIDENT OF JAPAN (WHICH TERM AS USED IN THIS PROSPECTUS MEANS ANY PERSON RESIDENT IN JAPAN, INCLUDING ANY CORPORATION OR OTHER ENTITY ORGANIZED UNDER THE LAWS OF JAPAN) OR TO OTHERS FOR REOFFERING OR RE-SALE, DIRECTLY OR INDIRECTLY, IN JAPAN OR TO, OR FOR THE BENEFIT OF, ANY RESIDENT OF JAPAN EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF, AND OTHERWISE IN COMPLIANCE WITH, THE FIEL AND OTHER RELEVANT LAWS, REGULATIONS AND MINISTERIAL GUIDELINES OF JAPAN. AS PART OF THIS OFFERING OF THE OFFERED CERTIFICATES, THE UNDERWRITERS MAY OFFER THE OFFERED CERTIFICATES IN JAPAN TO UP TO 49 OFFEREES IN ACCORDANCE WITH THE ABOVE PROVISIONS.

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SUMMARY OF TERMS

This summary highlights selected information from this prospectus. It does not contain all of the information you need to consider in making your investment decision. To understand all of the terms of the offering of the offered certificates, read this entire document carefully.

Title of Certificates .... [TRUST NAME] Commercial Mortgage Pass Through Certificates, Series [____]-[____].

Relevant Parties

Depositor .... Banc of America Merrill Lynch Commercial Mortgage Inc., a Delaware corporation, a wholly-owned subsidiary of Bank of America, National Association, a national banking association organized under the laws of the United States of America, which is a wholly-owned subsidiary of Bank of America Corporation, a Delaware corporation. The depositor's address is One Bryant Park, New York, New York 10036, and its telephone number is (980) 388-7451. See "*Transaction Parties—The Depositor*".

Issuing Entity .... [TRUST NAME][INSERT SERIES DESIGNATION], a New York common law trust, to be established on the closing date under the pooling and servicing agreement. For more detailed information, see "*Transaction Parties—The Issuing Entity*".

Sponsors .... The sponsors of this transaction are:

- Bank of America, National Association, a national banking association

- [NAMES OF OTHER SPONSORS]

[The sponsors are sometimes also referred to in this prospectus as the "mortgage loan sellers".]

The sponsors originated or acquired the mortgage loans and will transfer to the depositor the mortgage loans as set forth in the following chart:

Sellers of the Mortgage Loans

Seller	Number of Mortgage Loans	Aggregate Principal Balance of Mortgage Loans	Approx. % of Initial Pool Balance
[BANK OF AMERICA, NATIONAL ASSOCIATION].................		$	%
[LOAN SELLER]....................			
[LOAN SELLER]....................			
Total		**$**	**100.0%**

[INSERT APPROPRIATE FOOTNOTES]

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	See "*Transaction Parties—The Sponsors and Mortgage Loan Sellers*".
	[In addition, [NAME OF LOAN SELLER] will also transfer to the depositor a subordinate companion loan relating to [NAME OF WHOLE LOAN] mortgage loan, as described below under "*—The Mortgage Pool—Whole Loans*".]
[Originator...	ADD DISCLOSURE REGARDING AN ORIGINATOR THAT IS NOT A SPONSOR]
Master Servicer	[NAME OF MASTER SERVICER] will be the master servicer and will be responsible for the master servicing and administration of the mortgage loans and the related companion loans pursuant to the pooling and servicing agreement (other than the mortgage loan and companion loan identified in the table below that is part of a whole loan and serviced under the pooling and servicing agreement indicated in the table titled "Non-Serviced Whole Loan" under "*The Mortgage Pool—Whole Loans" below*). The offices of the master servicer are located at [INSERT ADDRESS]. See "*Transaction Parties—The Master Servicer*" and "*Pooling and Servicing Agreement*".
	[OTHER SERVICERS] [TO THE EXTENT APPLICABLE, DISCLOSURE WILL BE ADDED REGARDING OTHER APPLICABLE SERVICERS]
	The master servicer of the non-serviced mortgage loan is set forth in the table below under the heading "Non-Serviced Whole Loan" under "*The Mortgage Pool—Whole Loans*". See "*Transaction Parties—The Non-Serviced Master Servicer"* and *"Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan".*
Special Servicer	[NAME OF SPECIAL SERVICER] will act as special servicer with respect to the mortgage loans and the related companion loans other than with respect to the non-serviced mortgage loan set forth in the table titled "Non-Serviced Whole Loan" under "*— The Mortgage Pool—Whole Loans*" below. The special servicer will be primarily responsible for (i) making decisions and performing certain servicing functions with respect to such mortgage loans and related companion loans as to which a special servicing transfer event (such as a default or an imminent default) has occurred and (ii) in certain circumstances, reviewing, evaluating, processing and providing or withholding consent as to certain major decisions and other transactions relating to such mortgage loans and related companion loans for which a special servicing transfer event has not occurred, in each case pursuant to the pooling and servicing agreement for this transaction. The primary servicing office of the special servicer is located at [INSERT ADDRESS] See "*Transaction Parties—The Special Servicer" and "Pooling and Servicing Agreement*".
	The special servicer was appointed to be the special servicer by [NAME OF "B-PIECE" BUYER], which is expected to purchase the Class [__] and [__] certificates (and may purchase certain other classes of certificates) and, on the closing date, is

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	expected to be the initial directing certificateholder. See "*Pooling and Servicing Agreement—The Directing Certificateholder*".
	The special servicer of the non-serviced mortgage loan is set forth in the table below titled "Non-Serviced Whole Loan" under "*—The Mortgage Pool—Whole Loans*". See "*Transaction Parties—The Non-Serviced Special Servicer"* and *"Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan".*
[Primary Servicer..................................	ADD DISCLOSURE REGARDING PRIMARY SERVICER AS REQUIRED BY ITEM 1108 OF REGULATION AB IF GREATER THAN 20% OR AN AFFILIATE.]
Trustee	[NAME OF TRUSTEE] will act as trustee. The corporate trust office of the trustee is located at [INSERT ADDRESS]. Following the transfer of the mortgage loans and [one] trust subordinate companion loan to the issuing entity, the trustee, on behalf of the issuing entity, will become the mortgagee of record for each mortgage loan (other than the non-serviced mortgage loan) and the related companion loans (including the trust subordinate companion loan to be held by the issuing entity). See "*Transaction Parties—The Trustee*" and "*Pooling and Servicing Agreement*".
	With respect to the non-serviced mortgage loan, the entity set forth in the table titled "Non-Serviced Whole Loan" under "*The Mortgage Pool—Whole Loans*" below, in its capacity as trustee under the pooling and servicing agreement for the indicated transaction, is the mortgagee of record for that non-serviced mortgage loan and any related companion loan. See *"Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan".*
Certificate Administrator........................	[NAME OF CERTIFICATE ADMINISTRATOR] will initially act as certificate administrator. The certificate administrator will also be required to act as custodian, certificate registrar and authenticating agent. The office of the certificate administrator is located at [INSERT ADDRESS]. See "*Transaction Parties—The Certificate Administrator*" and *"Pooling and Servicing Agreement".*
	[The custodian with respect to the non-serviced mortgage loan will be the entity set forth in the table below titled "Non-Serviced Whole Loan" under "*The Mortgage Pool—Whole Loans*", the custodian under the pooling and servicing agreement for the indicated transaction.] See *"Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan".*
Operating Advisor	[NAME OF OPERATING ADVISOR] will be the operating advisor. The operating advisor will have certain review and reporting responsibilities with respect to the performance of the special servicer, and in certain circumstances may recommend to the certificateholders that the special servicer be replaced. The operating advisor will generally have no obligations or consultation rights under the pooling and servicing agreement for this transaction with respect to the non-serviced mortgage loan

	or any related REO property. See "*Transaction Parties—The Operating Advisor*" and "*Pooling and Servicing Agreement—The Operating Advisor*".
Asset Representations Reviewer	[NAME OF ASSET REPRESENTATIONS REVIEWER] will be the asset representations reviewer. The asset representations reviewer will be required to review certain delinquent mortgage loans after a specified delinquency threshold has been exceeded and the required percentage of certificateholders vote to direct a review of such delinquent mortgage loans.
	See "*Transaction Parties—The Asset Representations Reviewer*" and "*Pooling and Servicing Agreement—The Asset Representations Reviewer*".
Directing Certificateholder	Subject to the rights of the holders of the subordinate companion loan (or directing certificateholder for the [LOAN–SPECIFIC CLASS] certificates, in the case of the trust subordinate companion loan) described under "*Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan*", the directing certificateholder will have certain consent and consultation rights in certain circumstances with respect to the mortgage loans (other than the non-serviced mortgage loan), as further described in this prospectus. The directing certificateholder will generally be the controlling class certificateholder (or its representative) selected by more than a specified percentage of the controlling class certificateholders (by certificate balance, as certified by the certificate registrar from time to time as provided for in the pooling and servicing agreement). See "*Pooling and Servicing Agreement—The Directing Certificateholder*". However, in certain circumstances there may be no directing certificateholder even if there is a controlling class, and in other circumstances there will be no controlling class.
	The controlling class will be the most subordinate class of the Class [__], Class [__] and Class [__] certificates then-outstanding that has an aggregate certificate balance, as notionally reduced by any appraisal reductions allocable to such class, at least equal to 25% of the initial certificate balance of that class[; *provided, however,* that during such time as the Class [__] certificates would be the controlling class, the holders of such certificates will have the right to irrevocably waive their right to appoint a directing certificateholder or to exercise any of the rights of the controlling class certificateholder. No class of certificates, other than as described above, will be eligible to act as the controlling class or appoint a directing certificateholder.
	It is anticipated that an affiliate of [NAME OF "B-PIECE" BUYER] will purchase the Class [__] and Class [__] certificates (and may purchase certain other classes of certificates) and, on the closing date, is expected to be the initial directing certificateholder with respect to each mortgage loan (other than the non-serviced mortgage loan).
	With respect to any subordinate companion loan described under "*Description of the Mortgage Pool—The Whole Loans—*"

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The Serviced AB Whole Loan", during such time as the holders of the subordinate companion loan (or the directing certificateholder for the [LOAN-SPECIFIC CLASS] certificates, which class represents the beneficial interest in the trust subordinate companion loan) are no longer permitted to exercise control or consultation rights under the related intercreditor agreement, the directing certificateholder will generally have the same consent and consultation rights with respect to the related AB mortgage loan as it does for the other mortgage loans in the pool. See "*Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan*".

The entity identified in the table titled "Non-Serviced Whole Loan" under "*—Whole Loans*" below is the initial directing certificateholder under the pooling and servicing agreement for the indicated transaction and will have certain consent and consultation rights with respect to the non-serviced whole loan, which are substantially similar, but not identical, to those of the directing certificateholder under the pooling and servicing agreement for this securitization, subject to similar appraisal mechanics. See "*Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Whole Loan*" and "*Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan*".

Holders of the [LOAN-SPECIFIC CLASS] Certificates	[One (1)] mortgage loan identified as "[_____]" on Annex A-1, representing approximately [__]% of the aggregate principal balance of the pool of mortgage loans as of the cut-off date, has a trust subordinate companion loan (a subordinate interest in the related whole loan), and such trust subordinate companion loan will also be held by the issuing entity. The [LOAN SPECIFIC CLASS] certificates will be backed solely by such trust subordinate companion loan, and any expenses or losses incurred in respect to the other mortgage loans will not be borne by the holders of such [LOAN SPECIFIC CLASS] certificates. The loan-specific directing certificateholder appointed by the holders of more than 50% of the certificate balance of the [LOAN SPECIFIC CLASS] certificates will be entitled to exercise certain of the rights of the holder of the trust subordinate companion loan under the related intercreditor agreement on behalf of the holders of the [LOAN SPECIFIC CLASS] certificates, as the beneficial owner of such certificates. See "*Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan*". [IF NO TRUST SUBORDINATE COMPANION LOAN IS HELD BY THE ISSUING ENTITY, NO LOAN SPECIFIC CERTIFICATES WILL BE ISSUED.]

Merrill Lynch, Pierce, Fenner & Smith Incorporated, [ADDITIONAL UNDERWRITERS] are the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated is an affiliate of Bank of America, National Association, a sponsor and mortgage loan seller, and Banc of America Merrill Lynch Large Loan Inc., the depositor. [ADDITIONAL UNDERWRITER AFFILIATION INFORMATION] The underwriters are required to purchase the certificates offered in this prospectus from the depositor (in the

	amounts to be set forth under the heading "*Method of Distribution (Underwriter)*" in this prospectus, subject to certain conditions.
Certain Affiliations	The originators, the sponsors, the underwriters, and parties to the pooling and servicing agreement have various roles in this transaction as well as certain relationships with parties to this transaction and certain of their affiliates. These roles and other potential relationships may give rise to conflicts of interest as further described in this prospectus under "*Risk Factors—Risks Related to Conflicts of Interest*".
Significant Obligors	The borrowers related to the mortgage loans identified on Annex A-1 as [_____], [_____] and [_____], [are affiliated and] represent [__]% of the aggregate principal balance of the pool of mortgage loans as of the cut-off date. See "*Description of the Mortgage Pool—Mortgage Pool Characteristics—Significant Mortgage Loans and Significant Obligors*". [INCLUDE FOR ANY BORROWER REPRESENTING 10% OR MORE OF POOL, IF ANY.]

The mortgaged properties related to the mortgage loans identified on Annex A-1 as [_____], [_____] and [_____], [are related and] represent [__]% of the aggregate principal balance of the pool of mortgage loans as of the cut-off date. See "*Description of the Mortgage Pool—Mortgage Pool Characteristics—Significant Mortgage Loans and Significant Obligors*". [INCLUDE FOR ANY MORTGAGED PROPERTY REPRESENTING 10% OR MORE OF POOL, IF ANY.]

Certain of the lessees occupying all or a portion of the mortgaged properties related to the mortgage loans identified on Annex A-1 as [_____], [_____] and [_____], [are affiliated and] represent [__]% of the [cash flow of the] initial mortgage pool. See "*Description of the Mortgage Pool—Mortgage Pool Characteristics—Significant Mortgage Loans and Significant Obligors*". [INCLUDE FOR ANY LESSEE ACCOUNTING FOR 10% OR MORE OF CASH FLOW, IF ANY.]

[INCLUDE INFORMATION REQUIRED BY ITEM 1112(a) and (b) FOR EACH SIGNIFICANT OBLIGOR] |
| [Swap Counterparty .... | [_____], a [insert entity type and jurisdiction of organization]. [_____] [is an affiliate of the depositor, and of [_____], [one of the sponsors], and [_____], one of the underwriters.] [_____], a [insert entity type and jurisdiction of organization].] [INSERT IDENTITY OF COUNTERPARTY TO ANY OTHER DERIVATIVE AGREEMENTS AS REQUIRED BY ITEM 1114 OF REGULATION AB] |

Relevant Dates And Periods

Cut-off Date...	[_____].
Closing Date..	On or about [_____].

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Distribution Date....................................	The [__] business day following each determination date. The first distribution date will be in [_____].
Determination Date	The [__] day of each month or, if the [__] day is not a business day, then the business day immediately following such [__] day.
Record Date	With respect to any distribution date, [the last business day of the month preceding the month in which that distribution date occurs][INSERT OTHER RECORD DATE].
Interest Accrual Period.........................	Interest will accrue on the offered certificates during the [calendar month prior to the related distribution date][INSERT OTHER ACCRUAL PERIOD]. [Interest will be calculated on the offered certificates assuming each month has 30 days and each year has 360 days.]
Collection Period	For any mortgage loan or the trust subordinate companion loan to be held by the issuing entity and any distribution date, the period commencing on [the day immediately following the due date for such mortgage loan in the month preceding the month in which that distribution date occurs and ending on and including the due date for such mortgage loan in the month in which that distribution date occurs][INSERT OTHER SERIES SPECIFIC COLLECTION PERIOD]. However, in the event that the last day of a collection period (or applicable grace period) is not a business day, any periodic payments received with respect to the mortgage loans relating to that collection period on the business day immediately following that last day will be deemed to have been received during that collection period and not during any other collection period.
Assumed Final Distribution Date; Rated Final Distribution Date	The assumed final distribution dates set forth below for each class have been determined on the basis of the assumptions described in "*Description of the Certificates—Assumed Final Distribution Date; Rated Final Distribution Date*":
	[CLASS DESIGNATIONS].................................... [DATES]
	The rated final distribution date will be the distribution date in [_____].

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Transaction Overview

On the closing date, each sponsor will sell its respective mortgage loans and the trust subordinate



[(1)   Although the trust subordinate companion loan is an asset of the issuing entity, amounts distributable to the trust subordinate companion loan pursuant to its related intercreditor agreement will be payable only to the [LOAN-SPECIFIC CLASS] certificates and therefore support only the [LOAN-SPECIFIC CLASS] certificates.]

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Offered Certificates

General.. We are offering the following classes of commercial mortgage pass-through certificates as part of Series [_____]:

- [CLASS DESIGNATIONS]

The certificates of this Series will consist of the above classes and the following classes that are not being offered by this prospectus: [SERIES DESIGNATIONS OF NON-OFFERED CLASSES]. The certificates, other than the [LOAN-SPECIFIC CLASS] certificates, are referred to in this prospectus as the pooled certificates.

Certificate Balances and
  Notional Amounts............................ Your certificates will have the approximate aggregate initial certificate balance or notional amount set forth below, subject to a variance of plus or minus 5%:

	[INITIAL CLASS
[CLASS DESIGNATIONS].............................	BALANCES]

---

[1] The initial certificate balance of each class of the Class [A], Class [B], and Class [C] certificates shown in the table above represents the maximum certificate balance of such class without giving effect to any issuance of the Class [EC] certificates. The initial certificate balance of the Class [EC] certificates shown in the table above is equal to the aggregate of the maximum initial certificate balance of the Class [A], Class [B], and Class [C] certificates, which is the maximum certificate balance of the Class [EC] certificates that could be issued in an exchange. The actual certificate balance of any class of Class [A], Class [B], and Class [C] certificates or Class [EC] certificates issued on the closing date may be less than the maximum certificate balance of that class and may be zero. The certificate balance of the Class [A], Class [B], and Class [C] certificates to be issued on the closing date will be reduced, in required proportions, by an amount equal to the certificate balance of the Class [EC] certificates issued on the closing date, if any.

[2] Notional amount.

Pass-Through Rates

A. Offered Certificates......................... Your certificates will accrue interest at an annual rate called a pass-through rate. The initial approximate pass-through rate is set forth below for each class:

	[PASS-THROUGH
[CLASS DESIGNATION]	RATE]

---

[1] The pass-through rate for the [INTEREST-ONLY CLASS] certificates for any distribution date will equal [the excess, if any, of (a) the weighted average of the net mortgage rates on the mortgage loans (in each case adjusted, if necessary, to accrue on the basis of a 360-day year consisting of twelve 30-day months), over (b) the weighted average of the pass-through rates of the Class [__] and Class [__] certificates and the Class [__] trust component for that distribution date, weighted on the basis of their respective certificate balances immediately prior to that distribution date. The pass-through rate for the [INTEREST-ONLY CLASS] certificates for any distribution date will equal the excess, if any, of (a) the weighted average of the net mortgage rates on the mortgage loans (in each case adjusted, if necessary, to accrue on the basis of a 360-day year consisting of

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twelve 30-day months) for the related distribution date, over (b) the weighted average of the pass-through rates of the Class [__] certificates and the Class [__] and Class [__] trust components for that distribution date, weighted on the basis of their respective certificate balances immediately prior to that distribution date.

(2) [The pass-through rate of the Class [__] certificates will be a *per annum* rate equal to the lesser of (i) the pass-through rate for such class specified in the table above and (ii) the weighted average of the net mortgage rates on the mortgage loans (in each case, adjusted, if necessary, to accrue on the basis of a 360-day year consisting of twelve 30-day months) as of their respective due dates in the month preceding the month in which the related distribution date occurs.]

(3) [The Class [EC] certificates will not have a pass-through rate, but will be entitled to receive the sum of the interest distributable on the percentage interests of the Class [A], Class [B], and Class [C] trust components represented by the Class [EC] certificates. The pass-through rates on the Class [A], Class [B], and Class [C] trust components will at all times be the same as the pass-through rates of the Class [A], Class [B], and Class [C] certificates, respectively.]

(4) [The pass-through rate of the Class [__] certificates will be a *per annum* rate equal to the weighted average of the net mortgage rates on the mortgage loans (in each case, adjusted, if necessary, to accrue on the basis of a 360-day year consisting of twelve 30-day months) as of their respective due dates in the month preceding the month in which the related distribution date occurs.]

(5) [The pass-through rate applicable to the Class [__] certificates on each distribution date will be a *per annum* rate equal to the weighted average of the net mortgage rates on the mortgage loans (in each case adjusted, if necessary, to accrue on the basis of a 360-day year consisting of twelve 30-day months) for such distribution date as of their respective due dates in the month preceding the month in which the related distribution date occurs minus [__]%.]

(6) [Insert description of pass-through rates for other offered certificates.]

B. Class [EC] and
   Exchangeable Certificates ....

If you own Class [EC] certificates, you will be able to exchange them for a proportionate interest in the Class [A], Class [B] or Class [C] certificates (sometimes referred to in this prospectus as "exchangeable certificates"), and if you own exchangeable certificates you will be able to exchange them for a proportionate interest in the Class [EC] certificates. You can exchange your Class [EC] certificates or exchangeable certificates by notifying the certificate administrator. If Class [EC] certificates or exchangeable certificates are outstanding and held by certificateholders, those certificates will receive principal and interest that would otherwise have been payable on the same proportion of certificates exchanged for them if those certificates were outstanding and held by certificateholders. Any such allocation of principal and interest between Class [EC] certificates on the one hand and exchangeable certificates on the other hand will have no effect on the principal or interest entitlements of any other class of certificates. Exchanges will be subject to various conditions that we describe in this prospectus. See "*Description of the Certificates—Exchanges of Exchangeable Certificates*" for a description of the exchange procedures relating to the Class [EC] certificates and the exchangeable certificates. See also "*Risk Factors—Other Risks Relating to the Certificates—There Are Risks Relating to the Exchangeable Certificates*".

C. Interest Rate Calculation
   Convention ....

Interest on the offered certificates at their applicable pass-through rates will be calculated based on a [360-day year consisting of twelve 30-day months, or a "30/360 basis"][IDENTIFY OTHER CALCULATION CONVENTION].

For purposes of calculating the pass-through rates on the [INTEREST-ONLY CLASSES] certificates and any other class of certificates or trust component that has a pass-through rate limited by, equal to or based on the weighted average net mortgage interest rate (which calculation does not include any companion loan interest rate), the mortgage loan interest rates will not reflect any default interest rate, any loan term modifications agreed to by the applicable special servicer or any modifications resulting from a borrower's bankruptcy or insolvency.

[For purposes of calculating the pass-through rates on the offered certificates (other than the Class [EC] certificates), the interest rate for each mortgage loan that accrues interest based on the actual number of days in each month and assuming a 360-day year, or an "actual/360 basis", will be recalculated, if necessary, so that the amount of interest that would accrue at that recalculated rate in the applicable month, calculated on a 30/360 basis, will equal the amount of interest that is required to be paid on that mortgage loan in that month, subject to certain adjustments as described in "*Description of the Certificates— Distributions—Pass-Through Rates*" and "*—Interest Distribution Amount*".]

D. Servicing and
   Administration Fees ....
The master servicer and special servicer are entitled to a master servicing fee and a special servicing fee, respectively, from the interest payments on each mortgage loan (other than the non-serviced mortgage loan with respect to the special servicing fee only), the serviced companion loans and any related REO loans and, with respect to the special servicing fees, if the related loan interest payments (or other collections in respect of the related mortgage loan or mortgaged property) are insufficient, then from general collections on all mortgage loans. The servicing fee for each distribution date, including the master servicing fee [and the portion of the servicing fee payable to any primary servicer or subservicer], is calculated on the [outstanding][stated] principal amount of each mortgage loan (including the non-serviced mortgage loan) and the related serviced companion loans at the servicing fee rate equal to a *per annum* rate [ranging from [_____]% to [_____]%].

The special servicing fee for each distribution date is calculated based on the outstanding principal amount of each mortgage loan (other than the non-serviced mortgage loan) and the related serviced companion loans as to which a special servicing transfer event has occurred (including any REO loans), on a loan-by-loan basis at the special servicing fee rate equal to [___]% [add caps or minimums]. The special servicer will not be entitled to a special servicing fee with respect to the non-serviced mortgage loan.

Any primary servicing fees or sub-servicing fees with respect to each mortgage loan (other than the non-serviced mortgage loan) and the related serviced companion loans will be paid by the related master servicer or special servicer, respectively, out of the fees described above.

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The master servicer and special servicer are also entitled to additional fees and amounts, including income on the amounts held in certain accounts and certain permitted investments, liquidation fees and workout fees. See "*Pooling and Servicing Agreement—Servicing and Other Compensation and Payment of Expenses*".

The certificate administrator fee for each distribution date is calculated on the outstanding principal amount of each mortgage loan (including any REO loan and non-serviced mortgage loan) and the trust subordinate companion loan at a *per annum* rate equal to [_____]%. [The trustee fee is payable by the certificate administrator from the certificate administrator fee and is equal to [____].]

The operating advisor will be entitled to a fee on each distribution date calculated on the outstanding principal amount of each mortgage loan and REO loan (including the non-serviced mortgage loan) and the trust subordinate companion loan at a *per annum* rate equal to [_____]%. The operating advisor will also be entitled under certain circumstances to a consulting fee.

The asset representations reviewer will be entitled to a fee in the amount of $[_____] per loan upon the completion of the review it conducts with respect to certain delinquent mortgage loans. [DISCLOSE ANY RETAINER FEE OR SIMILAR FEE PAID TO THE ASSET REPRESENTATIONS REVIEWER, IF APPLICABLE]

Each party to the pooling and servicing agreement will also be entitled to be reimbursed by the issuing entity for costs, expenses and liabilities borne by them in certain circumstances. Fees and expenses payable by the issuing entity to any party to the pooling and servicing agreement are generally payable prior to any distributions to certificateholders.

Additionally, with respect to each distribution date, an amount equal to the product of [__]% *per annum* multiplied by the outstanding principal amount of each mortgage loan[, the trust subordinate companion loan] and any REO loan will be payable to CRE Finance Council© as a license fee for use of their names and trademarks, including an investor reporting package. This fee will be payable prior to any distributions to certificateholders.

Payment of the fees and reimbursement of the costs and expenses described above will generally have priority over the distribution of amounts payable to the certificateholders. See "*Pooling and Servicing Agreement—Servicing and Other Compensation and Payment of Expenses"* and "*—Limitation on Liability; Indemnification".*

With respect to the non-serviced mortgage loan set forth in the table below, the master servicer under the related pooling and servicing agreement governing the servicing of that loan will be entitled to a master servicing fee at a rate equal to a *per annum* rate set forth in the table below, and the special servicer under the related pooling and servicing agreement will be entitled to a special servicing fee at a rate equal to the *per annum* rate set forth below. In addition, each party to the related pooling and servicing agreement governing the servicing of the non-serviced whole loan will be entitled to receive other fees and reimbursements with respect to the non-serviced mortgage loan in amounts, from sources, and at frequencies, that are similar, but not necessarily identical, to those described above and, in certain cases (for example, with respect to unreimbursed special servicing fees and servicing advances with respect to the non-serviced whole loan), such amounts will be reimbursable from general collections on the mortgage loans to the extent not recoverable from the non-serviced whole loan and to the extent allocable to the non-serviced mortgage loan pursuant to the related intercreditor agreement. See "*Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Whole Loan*" and "*Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan*".

Non-Serviced Mortgage Loans

Non-Serviced Loan	Master Servicer Fee	Special Servicer Fee

Distributions

A. Amount and Order of
  Distributions .... On each distribution date, funds available for distribution from the mortgage loans, net of (i) specified expenses of the issuing entity, including fees payable to, and costs and expenses reimbursable to, the master servicer, the special servicer, the certificate administrator, the trustee, the operating advisor, and the asset representations reviewer, (ii) any yield maintenance charges and prepayment premiums and (iii) any excess interest distributable to the Class [ARD] certificates, will be distributed in the following amounts and order of priority:

First, to the [APPLICABLE SENIOR CLASSES] certificates, in respect of interest, up to an amount equal to, and pro rata in accordance with the interest entitlements for those classes;

Second, to the [APPLICABLE SENIOR CLASSES] certificates, in reduction of the then-outstanding certificate balances of those classes, in the following priority (prior to the Cross-Over Date):

[INSERT PRINCIPAL PAYMENT PRIORITIES FOR THE SENIOR CLASSES]

However, if the certificate balances of each class of certificates, other than the [APPLICABLE SENIOR CLASSES] certificates, having an initial principal balance have been reduced to zero, funds available for distributions of principal will be distributed to the [APPLICABLE SENIOR CLASSES] certificates, *pro rata*, based on their respective certificate balances;

Third, to the [APPLICABLE SENIOR CLASSES] certificates, up to an amount equal to, and pro rata based upon, the aggregate unreimbursed losses on the mortgage loans previously allocated to each such class, plus interest on that amount at the pass-through rate for such class;

Fourth, to the Class [A], Class [B], and Class [C] trust components and, thus, concurrently, to the Class [A], Class [B], and Class [C] certificates and the Class [EC] certificates as follows: (a) to interest on the Class [A], Class [B], and Class [C] trust components (and, therefore, to the Class [A], Class [B], and Class [C] and Class [EC] certificates *pro rata* based on their respective percentage interests in the Class [A], Class [B], and Class [C] trust components) in the amount of its interest entitlement; (b) to the extent of funds allocable to principal remaining after distributions in respect of principal to each class with a higher priority (as set forth in prior enumerated clauses set forth above), to principal on the Class [A], Class [B], and Class [C] trust components (and, therefore, to the Class [A], Class [B], and Class [C] and Class [EC] certificates *pro rata* based on their respective percentage interests in the Class [A], Class [B], and Class [C] trust components) until its certificate balance has been reduced to zero; and (c) to reimburse the Class [A], Class [B], and Class [C] trust components (and, therefore, to the Class [A], Class [B], and Class [C] and Class [EC] certificates *pro rata* based on their respective percentage interests in the Class [A], Class [B], and Class [C] trust components) for any previously unreimbursed losses on the mortgage loans that were previously allocated to that trust component (and, therefore, those certificates), together with interest;

Fifth, [ADD SIMILAR CLAUSES TO CLAUSE FOURTH FOR OTHER EXCHANGEABLE CLASSES]

Sixth, to the Class [__] as follows: (a) to interest on the Class [__] certificates in the amount of its interest entitlement; (b) to the extent of funds allocable to principal remaining after distributions in respect of principal to each class with a higher priority (as set forth in prior enumerated clauses set forth above), to principal on the Class [__] certificates until its certificate balance has been reduced to zero; and (c) to reimburse the Class [__] certificates for any previously unreimbursed losses on the mortgage loans that were previously allocated to that class of certificates, together with interest on that amount at the pass-through rate for such class;

Seventh, [ADD SIMILAR CLAUSES TO CLAUSE SIXTH FOR OTHER SUBORDINATE CLASSES THAT ARE NOT EXCHANGEABLE CLASSES]; and

Eighth, to the Class R certificates, any remaining amounts.

For more detailed information regarding distributions on the certificates, see "*Description of the Certificates—Distributions—Priority of Distributions*".

B. Interest and Principal
   Entitlements .... A description of the interest entitlement of each class of certificates [(other than the Class [LOAN-SPECIFIC CLASS],

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Class R and Class [ARD] certificates)] can be found in "*Description of the Certificates—Distributions—Interest Distribution Amount*". As described in that section, there are circumstances in which your interest entitlement for a distribution date could be less than one full month's interest at the pass-through rate on your certificate's balance or notional amount (or, in the case of the Class [EC] certificates, the related pass-through rates on the applicable percentage interest of the related certificate balances of the Class [A],Class [B] and Class [C] trust components).

A description of the amount of principal required to be distributed to each class of certificates entitled to principal on a particular distribution date (other than the [LOAN-SPECIFIC CLASS] certificates) can be found in "*Description of the Certificates—Distributions—Principal Distribution Amount*".

C. Yield Maintenance Charges, Prepayment Premiums ....

Yield maintenance charges and prepayment premiums with respect to the mortgage loans will be allocated to the certificates as described in "*Description of the Certificates—Allocation of Yield Maintenance Charges and Prepayment Premiums*".

For an explanation of the calculation of yield maintenance charges, see "*Description of the Mortgage Pool—Certain Terms of the Mortgage Loans*".

Yield maintenance charges received in respect of the trust subordinate companion loan will be distributed to the [LOAN-SPECIFIC CLASS] certificates pursuant to the related intercreditor agreement, and will not be allocated to the other classes of certificates.

D. Subordination, Allocation of Losses and Certain Expenses ....

The chart below describes the manner in which the payment rights of certain classes of certificates will be senior or subordinate, as the case may be, to the payment rights of other classes of certificates. The chart shows the entitlement to receive principal and/or interest of certain classes of certificates (other than excess interest that accrues on each mortgage loan that has an anticipated repayment date) on any distribution date in descending order. It also shows the manner in which mortgage loan losses are allocated to certain classes of the certificates in ascending order (beginning with the non-offered pooled certificates, other than the Class R and Class [ARD] certificates) to reduce the balance of each such class to zero; *provided* that mortgage loan losses with respect to an AB whole loan will be allocated *first* to the related subordinate companion loan (and correspondingly, to the [LOAN-SPECIFIC CLASS] certificates in the case of the trust subordinate companion loan), until the certificate balance of such class is reduced to zero, *then*, to the pooled certificates entitled to distributions of principal in ascending order (beginning with the non-offered pooled certificates, other than the Class R and Class [ARD] certificates) as set forth in the chart below]; *provided, further,* that no principal payments or mortgage loan losses will be allocated to the [INTEREST-ONLY CLASSES], Class R or Class [ARD]

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certificates, although principal payments and mortgage loan losses may reduce the notional amounts of the [INTEREST-ONLY] certificates and, therefore, the amount of interest they accrue.



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(1) The [INTEREST-ONLY CLASSES] certificates are interest-only certificates and the [NON-OFFERED SENIOR CLASSES] certificates are not offered by this prospectus.

(2) Reflects a trust component. Distributions and mortgage loan losses allocated to a trust component will be concurrently allocated to the applicable portion of the related class or classes of exchangeable certificates and the Class [EC] certificates that form part of the related certificate balance of such trust component as described in "*Description of the Certificates—Distributions*".

(3) Other than the [IDENTIFY SENIOR NON-OFFERED CLASSES HAVING SENIOR PAYMENT PRIORITIES IDENTIFIED ABOVE] certificates.

(4) The [LOAN-SPECIFIC CLASS] certificates will be allocated losses and shortfalls on the [_____] whole loan first, and then losses and shortfalls will be allocated to the related mortgage loan.

Other than the subordination of certain classes of certificates, as described above, no other form of credit enhancement will be available for the benefit of the holders of the offered certificates.

Mortgage loan losses and principal payments, if any, on mortgage loans that are allocated to a class of certificates having an initial certificate balance (other than the [LOAN-SPECIFIC CLASS certificates) and mortgage loan losses and principal payments, if any, on the trust subordinate companion loan allocated to the [LOAN-SPECIFIC CLASS] certificates will reduce the certificate balance of that class of certificates.

[DESCRIBE RELATIONSHIP OF NOTIONAL AMOUNT OF INTEREST-ONLY CLASSES TO THEIR RELATED PRINCIPAL-WEIGHTED CLASSES ON WHICH THE NOTIONAL AMOUNTS ARE BASED]

To the extent funds are available on a subsequent distribution date for distribution on your offered certificates, you will be reimbursed for any losses allocated to your offered certificates (or the applicable percentage interest of the relevant underlying trust component(s)) with interest at the pass-through rate on those offered certificates (or underlying trust component(s)) in accordance with the distribution priorities.

See "*Description of the Certificates—Subordination; Allocation of Realized Losses*" for more detailed information regarding the

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	subordination provisions applicable to the certificates and the allocation of losses to the certificates.
E. Shortfalls in Available Funds	The following types of shortfalls in available funds will reduce distributions to the classes of certificates or trust components with the lowest payment priorities:

- shortfalls resulting from the payment of special servicing fees and other additional compensation that the special servicer is entitled to receive;

- shortfalls resulting from interest on advances made by the master servicer, the special servicer or the trustee (to the extent not covered by late payment charges or default interest paid by the related borrower);

- shortfalls resulting from the application of appraisal reductions to reduce interest advances;

- shortfalls resulting from extraordinary expenses of the issuing entity including indemnification payments payable to the parties to the pooling and servicing agreement;

- shortfalls resulting from a modification of a mortgage loan's interest rate or principal balance; and

- shortfalls resulting from other unanticipated or default-related expenses of the issuing entity.

In addition, prepayment interest shortfalls on the mortgage loans that are not covered by certain compensating interest payments made by the master servicer are required to be allocated among the classes of certificates (other than the Class [A], Class [B], Class [C], Class [EC], [LOAN-SPECIFIC CLASS], Class [ARD] certificates) or trust components entitled to interest (and, therefore, the Class [A], Class [B], Class [C] and Class [EC] certificates), on a *pro rata* basis, to reduce the amount of interest payable on each such class of certificates to the extent described in this prospectus. See "*Description of the Certificates—Distributions—Priority of Distributions*".

Shortfalls in available funds resulting from any of the foregoing with respect to an AB whole loan will result *first* in a reduction in amounts distributable in accordance with the related intercreditor agreement in respect of the related subordinate companion loan, which will in turn reduce distributions in respect of the [LOAN-SPECIFIC CLASS] certificates in the case of the trust subordinate companion loan, and *then*, result in a reduction in amounts distributable in accordance with the related intercreditor agreement in respect of the related mortgage loan, which will in turn reduce distributions in respect of the pooled certificates as described above. See "*Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan[—Application of Payments]*" and "*Yield and Maturity Considerations—Yield Considerations—Losses and Shortfalls*".

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F. Excess Interest	On each distribution date, any excess interest in respect of the increase in the interest rate on any mortgage loan with an anticipated repayment date after the related anticipated repayment date to the extent actually collected and applied as interest during a collection period will be distributed to the holders of the Class [ARD] certificates on the related distribution date. This excess interest will not be available to make distributions to any other class of certificates or to provide credit support for other classes of certificates or offset any interest shortfalls or to pay any other amounts to any other party under the pooling and servicing agreement.

Advances

A. P&I Advances	The master servicer is required to advance a delinquent periodic payment on each mortgage loan (unless the master servicer or the special servicer determines that the advance would be non-recoverable). Neither the master servicer nor the trustee will be required to advance balloon payments due at maturity or anticipated repayment date in excess of the regular periodic payment, interest in excess of a mortgage loan's regular interest rate, default interest, late payment charges, prepayment premiums or yield maintenance charges.
	The amount of the interest portion of any advance will be subject to reduction to the extent that an appraisal reduction of the related mortgage loan has occurred (and with respect to any mortgage loan that is part of a whole loan, to the extent such appraisal reduction amount is allocated to the related mortgage loan). There may be other circumstances in which the master servicer will not be required to advance a full month of principal and/or interest. If the master servicer fails to make a required advance, the trustee will be required to make the advance, unless the trustee determines that the advance would be non-recoverable. If an interest advance is made by the master servicer, the master servicer will not advance the portion of interest that constitutes its servicing fee, but will advance the portion of interest that constitutes the fees payable to the certificate administrator, the trustee, the operating advisor and the asset representations reviewer and the CREFC® license fee.
	None of the master servicer, the special servicer or the trustee will make, or be permitted to make, any principal or interest advance with respect to any companion loan that is not held by the issuing entity [or with respect to the trust subordinate companion loan].
	See "*Pooling and Servicing Agreement—Advances*".
B. Property Protection Advances	The master servicer may be required to make advances with respect to mortgage loans and related companion loans that it is required to service to pay delinquent real estate taxes, assessments and hazard insurance premiums and similar expenses necessary to: • protect and maintain (and in the case of REO properties, lease and manage) the related mortgaged property;

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	• maintain the lien on the related mortgaged property; and/or
	• enforce the related mortgage loan documents.
	The special servicer will have no obligation to make any property protection advances (although it may elect to make them in an emergency circumstance). [If the special servicer makes a property protection advance, the master servicer will be required to reimburse the special servicer for that advance and the master servicer will be deemed to have made that advance as of the date made by the special servicer.]
	If the master servicer fails to make a required advance of this type, the trustee will be required to make this advance. None of the master servicer, the special servicer or the trustee is required to advance amounts determined by such party to be non-recoverable.
	See "*Pooling and Servicing Agreement—Advances*".
	With respect to the non-serviced mortgage loan, the master servicer (and the trustee, as applicable) under the related pooling and servicing agreement governing the servicing of that non-serviced whole loan will be required to make similar advances with respect to delinquent real estate taxes, assessments and hazard insurance premiums as described above.
	None of the master servicer, special servicer or trustee will make or be permitted to make any advance in connection with the exercise of any cure rights or purchase rights granted to the holder of any subordinate companion loan under the related intercreditor agreement, or in the case of the trust subordinate companion loan, by the related loan-specific directing certificateholder appointed by the holders of the [LOAN-SPECIFIC CLASS] certificates.
C. Interest on Advances......................	The master servicer, the special servicer and the trustee, as applicable, will be entitled to interest on the above described advances at [the "Prime Rate" as published in *The Wall Street Journal*,] as described in this prospectus. Interest accrued on outstanding advances may result in reductions in amounts otherwise payable on the certificates. Neither the master servicer nor the trustee will be entitled to interest on advances made with respect to principal and interest due on a mortgage loan until the related due date has passed and any grace period for late payments applicable to the mortgage loan has expired. See "*Pooling and Servicing Agreement—Advances*".
	With respect to the non-serviced mortgage loan, the applicable makers of advances under the pooling and servicing agreement governing the servicing of the non-serviced whole loan will similarly be entitled to interest on advances, and any accrued and unpaid interest on property protection advances made in respect of such non-serviced mortgage loan may be reimbursed from general collections on the other mortgage loans included in the issuing entity to the extent not recoverable from such

non-serviced mortgage loan and to the extent allocable to the related non-serviced mortgage loan in accordance with the related intercreditor agreement.

The Mortgage Pool

The Mortgage Pool..............................

The issuing entity's primary assets will be [__] [fixed][floating] rate commercial mortgage loans and the trust subordinate companion loan, each evidenced by one or more promissory notes secured by first mortgages, deeds of trust, deeds to secure debt or similar security instruments on the fee and/or leasehold estate of the related borrower in [____] commercial and multifamily properties. See "*Description of the Mortgage Pool—Additional Indebtedness*".

The aggregate principal balance of the mortgage loans as of the cut-off date will be approximately $[_____]. The principal balance of the trust subordinate companion loan as of the cut-off date will be $[_____].

Whole Loans

Unless otherwise expressly stated in this prospectus, the term "mortgage loan" refers to each of the [NUMBER OF LOANS] commercial mortgage loans to be held by the issuing entity. Of the mortgage loans, each of the loans in the table below is part of a larger whole loan, each of which is comprised of the related mortgage loan and one or more loans that are *pari passu* in right of payment to the related mortgage loan (each referred to in this prospectus as a "*pari passu companion loan*") and/or are subordinate in right of payment to the related mortgage loan (each referred to in this prospectus as a "subordinate companion loan", and together with the *pari passu companion loans*, the "companion loans"). The companion loans, together with their related mortgage loans, are each referred to in this prospectus as a "whole loan". With respect to one of the whole loans set forth below, [NAME OF LOAN SELLER] will transfer a subordinate companion loan (referred to in this prospectus as the "trust subordinate companion loan") relating to [NAME OF WHOLE LOAN] mortgage loan to the depositor.

Whole Loan Summary

Mortgage Loan Name	Mortgage Loan Cut-off Date Balance	% of Initial Pool Balance	Pari Passu Companion Loan Cut-off Date Balance	Subordinate Companion Loan Cut-off Date Balance	Mortgage Loan LTV Ratio[2]	Whole Loan LTV Ratio[3]	Mortgage Loan Underwritten NCF DSCR[2]	Whole Loan Underwritten NCF DSCR[3]
[___]................................	$[___]	[___]%				[___]%		[___]x
[___][1]................................	$[___]	[___]%				[___]%		[___]x
[___]................................	$[___]	[___]%				[___]%		[___]x

[1]   [INDICATE THE TRUST SUBORDINATE COMPANION LOAN THAT IS INCLUDED IN THE ISSUING ENTITY.]

[2]   Calculated including the related *pari passu* companion loans but excluding the related subordinate companion loan.

[3]   Calculated including the related *pari passu* companion loans and the related subordinate companion loan.

The [LIST SERVICED WHOLE LOANS] loans will be serviced by the master servicer and the special servicer pursuant to the pooling and servicing agreement for this transaction and are each referred to in this prospectus as a "serviced whole loan",

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and the related companion loans are referred to in this prospectus as "serviced companion loans".

The holder of the [LOAN-SPECIFIC CLASS] will have certain approval rights with respect to the related AB mortgage loan under certain circumstances. See "*Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan*".

The loan identified in the table below will not be serviced under the pooling and servicing agreement and instead will be serviced under a separate pooling and servicing agreement identified below relating to the related companion loan and is referred to in this prospectus as a "non-serviced whole loan". The related mortgage loan is referred to as a "non-serviced mortgage loan" and the related companion loan is referred to in this prospectus as a "non-serviced companion loan". See "*Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan*".

Non-Serviced Whole Loan

Loan Name	Transaction/Pooling Agreement	% of Initial Pool Balance	Master Servicer	Special Servicer	Trustee	Certificate Administrator	Custodian	Directing Certificateholder

For further information regarding the whole loans, see "*Description of the Mortgage Pool—The Whole Loans*", and for information regarding the servicing of the non-serviced whole loan, see "*Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan*".

Mortgage Loan Characteristics

[The following tables set forth certain anticipated characteristics of the mortgage loans as of the cut-off date (unless otherwise indicated). Except as specifically provided in this prospectus, various information presented in this prospectus (including loan-to-value ratios, debt service coverage ratios, debt yields and cut-off date balances per net rentable square foot, pad, room or unit, as applicable) with respect to any mortgage loan with a *pari passu* companion loan or subordinate companion loan is calculated including the principal balance and debt service payment of the related *pari passu* companion loan(s), but is calculated excluding the principal balance and debt service payment of the related subordinate companion loan (or any other subordinate debt encumbering the related mortgaged property or any related mezzanine debt or preferred equity). However, unless specifically indicated, for the purpose of numerical and statistical information with respect to the composition of the mortgage pool contained in this prospectus (including any tables, charts and information set forth on Annex A-1, A-2 and A-3), no subordinate companion loan is reflected in this prospectus.

The sum of the numerical data in any column may not equal the indicated total due to rounding. Unless otherwise indicated, all figures and percentages presented in this "*Summary of Terms*" are calculated as described under "*Description of the Mortgage Pool—Additional Information*" and, unless otherwise indicated, such figures and percentages are approximate and in each case, represent the indicated figure or percentage of the aggregate principal balance of the pool of mortgage loans as of the cut-off date. The principal balance of each mortgage loan as of the cut-off date assumes the timely receipt of principal scheduled to be paid on or before the cut-off date and no defaults, delinquencies or prepayments on, or modifications of, any mortgage loan on or prior to the cut-off date. Whenever percentages and other information in this prospectus are presented on the mortgaged property level rather than the mortgage loan level, the information for mortgage loans secured by more than one mortgaged property (or comprised of more than one cross-collateralized mortgage loan) is based on allocated loan amounts as stated in Annex A-1.

The mortgage loans will have the following approximate characteristics as of the cut-off date:

Cut-off Date Mortgage Loan Characteristics[*]

	All Mortgage Loans
Initial Pool Balance..	$[____]
Number of mortgage loans..................................	[____]
Number of Mortgaged Properties	[____]
Number of crossed loan pools.............................	[____]
Crossed loan pools as a percentage...................	[____]%
Range of Cut-off Date Balances	$[____] to $[____]
Average Cut-off Date Balance.............................	$[____]
Range of Mortgage Rates	[____]% to [____]%
Weighted average Mortgage Rate	[____]%
Range of original terms to maturity	[_] months to [_] months
Weighted average original term to maturity.........	[____] months
Range of remaining terms to maturity	[_] months to [_] months
Weighted average remaining term to maturity	[____] months
Range of original amortization term	[_] months to [_] months
Weighted average original amortization term	[____] months
Range of remaining amortization terms	[_] months to [_] months
Weighted average remaining amortization term..	[____] months
Range of LTV Ratios...	[____]% to [____]%
Weighted average LTV Ratio	[____]%
Range of LTV Ratios as of the maturity date	[____]% to [____]%
Weighted average LTV Ratio as of the maturity date	[____]%
Range of UW NCF DSCR	[____]x to [____]x
Weighted average UW NCF DSCR......................	[____]x
Range of UW NOI Debt Yield..............................	
Weighted average UW NOI Debt Yield	
Percentage of Initial Pool Balance consisting of:	
Interest Only-Balloon	[____]%
Balloon..	[____]%
Interest Only	[____]%
ARD-Interest Only...	[____]%
ARD-Interest Only-Balloon	[____]%
ARD-Balloon..	[____]%

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*   [THESE ARE REPRESENTATIVE CHARACTERISTICS THAT WILL VARY FROM DEAL TO DEAL]

(1)   Subject to a permitted variance of plus or minus 5%.

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	[#]	[Insert appropriate footnotes to identify material clarifications and explanations for the specific assets in the mortgage pool.]
	[#]	In the case of the [__] mortgage loans, collectively representing approximately [__]% of the aggregate principal balance of the pool of mortgage loans as of the cut-off date, each of which has one or more *pari passu* companion loans [or a subordinate companion loan that are not included in the issuing entity, the debt service coverage ratios, loan-to-value ratios and debt yield have been calculated including the related *pari passu companion loans* but excluding the related subordinate companion loan.
	[#]	Debt service coverage ratios are calculated using the average of the principal and interest payments for the first twelve payment periods of the mortgage loan following the cut-off date (but without regard to any leap year adjustments), provided that (i) in the case of a mortgage loan that provides for interest-only payments through maturity or its anticipated repayment date, as applicable, such items are calculated based on the interest payments scheduled to be due on the first due date following the cut-off date and the 11 due dates thereafter for such mortgage loan and (ii) in the case of a mortgage loan that provides for an initial interest-only period that ends prior to maturity or its anticipated repayment date, as applicable, and provides for scheduled amortization payments thereafter, such items are calculated based on the monthly payment of principal and interest payable immediately following the expiration of the interest-only period.

[All] of the mortgage loans accrue interest on an actual/360 basis. [DESCRIBE ALTERNATIVE BASIS]

For further information regarding the Mortgage Loans, see "*Description of the Mortgage Pool*".

Modified and Refinanced Loans .... As of the cut-off date, [none] of the mortgage loans were modified due to a delinquency.

Several of the mortgage loans were refinancings of loans in default at the time of refinancing and/or otherwise involved discounted pay-offs in connection with the origination of the mortgage loan as described below:

[INSERT RELEVANT INFORMATION]

See "*Description of the Mortgage Pool*".

[Loans Underwritten Based on Projections of Future Income .... [With respect to [__] of the mortgaged properties, representing approximately [__]% of the aggregate principal balance of the pool of mortgage loans as of the cut-off date (by allocated loan amount), such mortgaged properties (i) were constructed or the subject of a major renovation that was completed within 12 calendar months prior to the cut-off date and, therefore, the related mortgaged property has no prior operating history, (ii) have a borrower or an affiliate under the related mortgage loan that acquired the related mortgaged property within 12 calendar months prior to the cut-off date and such borrower or affiliate was unable to provide the related mortgage loan seller with historical financial information for such acquired mortgaged property or (iii) are single tenant properties subject to triple-net leases with the related tenant where the related borrower did not provide the related mortgage loan seller with historical financial information for the related mortgaged property.

See "*Description of the Mortgage Pool*".

[Certain Variances from Underwriting Standards .... [Certain of the mortgage loans may vary from the underwriting guidelines described under "*Transaction Parties—The Sponsors*

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and Mortgage Loan Sellers" with respect to the related third party materials requirements. See "*Transaction Parties—The Sponsors and Mortgage Loan Sellers—Bank of America, National Association—Exceptions to Bank of America's Disclosed Underwriting Guidelines*". [Describe the nature of any material exceptions granted by the originator to its underwriting guidelines, including the number and percentage of loans with such exceptions.]]

Additional Aspects of Certificates

Denominations	The offered certificates with certificate balances that are initially offered and sold to purchasers will be issued in minimum denominations of $[_____] and integral multiples of $1 in excess of $[_____]. The certificates with notional amounts will be issued, maintained and transferred only in minimum denominations of authorized initial notional amounts of not less than $[_____] and in integral multiples of $1 in excess of $[_____].
Registration, Clearance and Settlement..	Each class of offered certificates will initially be registered in the name of Cede & Co., as nominee of The Depository Trust Company, or DTC.
	You may hold offered certificates through: (1) DTC in the United States; or (2) Clearstream Banking, société anonyme or Euroclear Bank, as operator of the Euroclear System. Transfers within DTC, Clearstream Banking, société anonyme or Euroclear Bank, as operator of the Euroclear System, will be made in accordance with the usual rules and operating procedures of those systems.
	We may elect to terminate the book-entry system through DTC (with the consent of the DTC participants), Clearstream Banking, société anonyme or Euroclear Bank, as operator of the Euroclear System, with respect to all or any portion of any class of the offered certificates.
	"*Description of the Certificates—Delivery, Form, Transfer and Denomination—Book-Entry Registration*".
[Credit Risk Retention	For a discussion on the manner in which [NAME OF SPONSORS REQUIRED TO SATISFY RISK RETENTION] have satisfied and intend to continue to satisfy their credit risk retention requirements, see "*—Credit Risk Retention*".][APPLICABLE TO OFFERINGS WITH CLOSING DATES ON OR AFTER DECEMBER 24, 2016]
Information Available to Certificateholders	On each distribution date, the certificate administrator will prepare and make available to each certificateholder of record, initially expected to be Cede & Co., a statement as to the distributions being made on that date. Additionally, under certain circumstances, certificateholders of record may be entitled to certain other information regarding the issuing entity. See "*Description of the Certificates—Reports to Certificateholders; Certain Available Information*".

Deal Information/Analytics	Certain information concerning the mortgage loans and the certificates may be available to subscribers through the following services: • [Identify third party analysis providers to be used.] • The certificate administrator's website initially located at www.[_____].com • The master servicer's website initially located at www.[_____].com
Optional Termination............................	On any distribution date on which the aggregate principal balance of the pool of mortgage loans is less than [____]%, certain entities specified in this prospectus will have the option to purchase all of the remaining mortgage loans (and all property acquired through exercise of remedies in respect of any mortgage loan) at the price specified in this prospectus. The issuing entity may also be terminated in connection with a voluntary exchange of all the then-outstanding certificates (other than the Class [ARD], Class [__] and Class [R] certificates) for the mortgage loans held by the issuing entity, *provided* that (i) the Classes [_____], Class [EC] and Class [_____] certificates are no longer outstanding, (ii) there is only one holder (or multiple holders acting unanimously) of the outstanding certificates (other than the Class [ARD], Class [__] and Class [R] certificates) and (iii) the master servicer consents to the exchange. [Insert any series specific events that may trigger a liquidation or amortization of the asset pool, or otherwise alter the transaction structure or flow of funds in accordance with Item 1103(a)(3)(vii) of Regulation AB.] See "*Pooling and Servicing Agreement—Termination; Retirement of Certificates*".

Required Repurchases or
  Substitutions of Mortgage
  Loans; Loss of Value Payment ....
	Under certain circumstances, the related mortgage loan seller may be obligated to (i) repurchase (without payment of any yield maintenance charge or prepayment premium) or substitute for an affected mortgage loan from the issuing entity or (ii) make a cash payment that would be deemed sufficient to compensate the issuing entity in the event of a document defect or a breach of a representation and warranty made by the related mortgage loan seller with respect to the mortgage loan in the mortgage loan purchase agreement that materially and adversely affects the value of the mortgage loan, the value of the related mortgaged property or the interests of any certificateholders in the mortgage loan or mortgaged property or causes the mortgage loan to be other than a "qualified mortgage" within the meaning of Code Section 860G(a)(3) (but without regard to the rule of Treas. Reg. Section 1.860G-2(f)(2) that causes a defective loan to be treated as a "qualified mortgage"). See "*Description of the Mortgage Loan Purchase Agreements*".

Sale of Defaulted Loans........................	Pursuant to the pooling and servicing agreement, the special servicer is required to solicit offers for defaulted serviced mortgage loans (or a defaulted serviced whole loan) and/or related REO properties and accept the first (and, if multiple offers are received, the highest) cash offer from any person that constitutes a fair price for the defaulted serviced mortgage loan (or defaulted whole loan) or related REO property, determined as described in "*Pooling and Servicing Agreement—Realization Upon Mortgage Loans"* and *"—Sale of Defaulted Loans and REO Properties*", unless the special servicer determines, in accordance with the servicing standard, that rejection of such offer would be in the best interests of the certificateholders and the related *pari passu* companion loan holders (as a collective whole as if such certificateholders and such companion loan holders constituted a single lender and, with respect to a whole loan with a subordinate companion loan, taking into account the subordinate nature of such subordinate companion loan).
	[If a non-serviced mortgage loan with a related *pari passu* companion loan becomes a defaulted mortgage loan and the special servicer under the related pooling and servicing agreement for the related *pari passu* companion loan determines to sell such *pari passu* companion loan, then that special servicer will be required to sell the non-serviced mortgage loan together with the related *pari passu* companion loan in a manner similar to that described above.] [See "*Description of the Mortgage Pool—The Whole Loans*".]
[Swap Contract; Credit Enhancement or Other Derivative Instrument]........................	[The issuing entity will have the benefit of an [interest rate] [currency] swap contract with [_____], a [insert entity type and jurisdiction of organization], as swap counterparty, in an initial notional amount equal to the aggregate initial certificate balance of the Class [__] certificates. The notional amount of the swap contract will decrease to the extent of any decrease in the certificate balance of the Class [__] certificates. The swap contract will have an expiration date of the distribution date in [_____] (the same date as the rated final distribution date for the Class [__] certificates) unless it has already terminated. Under the swap contract, the swap counterparty will be obligated to pay to the issuing entity on the business day prior to each distribution date interest accrued on the notional amount of the swap contract [at one-month LIBOR] [or other applicable interest rate] (determined as described in this prospectus) + [__]% (based on the actual number of days in the interest accrual period for the Class [__] certificates and a 360-day year). The issuing entity will be obligated to pay to the swap counterparty, on that day, interest accrued on the notional amount of the swap contract at a rate equal to the lesser of a fixed rate of [__]% *per annum* and the weighted average net mortgage rate (based on a 360-day year assumed to consist of twelve 30-day months). Any excess prepayment interest shortfall allocated to the Class [__] regular interest, reduction in the interest available to be distributed to the Class [__] regular interest for any other reason [or the reduction of the weighted average net mortgage rate below [__]%] will

	result in a corresponding dollar-for-dollar reduction in the interest payment made by the swap counterparty to the related grantor trust and, therefore, a corresponding decrease in the amount of interest distributed on the Class [__] certificates. All prepayment premiums or yield maintenance charges allocated to the Class [__] regular interest will be paid to the swap counterparty unless the swap contract and any replacement swap contract is terminated, in which case, those amounts will be distributed to the Class [_____] certificates. [_____], the credit support provider of the swap counterparty currently has a long-term rating of "[__]" by [_____] and "[__]" by [_____], and a short term rating of "[__]" by [_____] and "[__]" by [_____]. See "*Description of the Derivatives Instrument*".] [INSERT ANY SERIES SPECIFIC CURRENCY SWAP DISCLOSURE.]
Tax Status	Elections will be made to treat designated portions of the issuing entity (exclusive of (a) interest that is deferred after the anticipated repayment date of each mortgage loan with an anticipated repayment date and the excess interest distribution account and (b) the Class [A], Class [B] and Class [C] trust components and the related distribution account, beneficial ownership of which is represented by the exchangeable certificates and the Class [EC] certificates) as three separate REMICs – the [_____] trust subordinate companion loan REMIC, the lower-tier REMIC and the upper-tier REMIC – for federal income tax purposes. [INSERT DISCLOSURE REGARDING UPPER-TIER REGULAR INTEREST FOR FLOATING RATE SWAP, IF APPLICABLE] In addition, the portions of the issuing entity consisting of (i) the excess interest accrued on the mortgage loan with an anticipated repayment date, beneficial ownership of which is represented by the [ARD Class] certificates and (ii) the Class [A], Class [B] and Class [C] trust components and the related distribution account, beneficial ownership of which is represented by the exchangeable certificates and the Class [EC] certificates, will be treated as a grantor trust for federal income tax purposes. Pertinent federal income tax consequences of an investment in the offered certificates include: • Each class of offered certificates (other than the exchangeable certificates, the Class [EC] certificates, the [ARD Class] certificates and the Class R certificates) and the trust components will constitute REMIC "regular interests". • The offered certificates (other than the exchangeable certificates, the Class [EC] certificates, the [ARD Class] certificates and the Class R certificates) and the trust components will be treated as newly originated debt instruments for federal income tax purposes. • You will be required to report income on your offered certificates using the accrual method of accounting.

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	• It is anticipated that the Class [__] and Class [__] certificates will be issued with original issue discount and that the Class [___] certificates will be issued at a premium for federal income tax purposes.
	See "*Material Federal Income Tax Considerations*".
Certain ERISA Considerations.............	Subject to important considerations described under "*Certain ERISA Considerations*", the offered certificates are eligible for purchase by persons investing assets of employee benefit plans or individual retirement accounts.
Legal Investment.................................	[SPECIFY CLASSES] [None of the] certificates will constitute "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984, as amended.
	If your investment activities are subject to legal investment laws and regulations, regulatory capital requirements, or review by regulatory authorities, then you may be subject to restrictions on investment in the certificates. You should consult your own legal advisors for assistance in determining the suitability of and consequences to you of the purchase, ownership, and sale of the certificates.
	The issuing entity will not be registered under the Investment Company Act of 1940, as amended. The issuing entity will be relying on an exclusion or exemption from the definition of "investment company" under the Investment Company Act of 1940, as amended contained in Section 3(c)(5) of the Investment Company Act of 1940, as amended, or Rule 3a-7 under the Investment Company Act of 1940, as amended, although there may be additional exclusions or exemptions available to the issuing entity. The issuing entity is being structured so as not to constitute a "covered fund" for purposes of the Volcker Rule under the Dodd-Frank Act (both as defined in this prospectus).
	See "*Legal Investment*".
Ratings	The offered certificates will not be issued unless each of the offered classes receives a credit rating from one or more of the nationally recognized statistical rating organizations engaged by the depositor to rate the offered certificates. [The decision not to engage one or more other rating agencies in the rating of certain classes of certificates to be issued in connection with this transaction, may negatively impact the liquidity, market value and regulatory characteristics of those classes of certificates. Neither the depositor nor any other person or entity will have any duty to notify you if any other nationally recognized statistical rating organization issues, or delivers notice of its intention to issue, unsolicited ratings on one or more classes of certificates after the date of this prospectus.]
	See "*Risk Factors—Other Risks Relating to the Certificates— Nationally Recognized Statistical Rating Organizations May Assign Different Ratings to the Certificates; Ratings of the Certificates Reflect Only the Views of the Applicable Rating Agencies as of the Dates Such Ratings Were Issued; Ratings*

May Affect ERISA Eligibility; Ratings May Be Downgraded" and "*Ratings*".

RISK FACTORS

You should carefully consider the following risks before making an investment decision. In particular, distributions on your certificates will depend on payments received on, and other recoveries with respect to the mortgage loans. Therefore, you should carefully consider the risk factors relating to the mortgage loans and the mortgaged properties.

If any of the following events or circumstances identified as risks actually occur or materialize, your investment could be materially and adversely affected. We note that additional risks and uncertainties not presently known to us may also impair your investment.

This prospectus also contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this prospectus.

[RISK FACTORS THAT ARE IDENTIFIED IN BRACKETS WILL BE REMOVED FROM TRANSACTIONS THAT DO NOT HAVE MORTGAGE LOANS, MORTGAGED PROPERTIES OR BORROWER/SPONSOR ENTITIES WITH THE DESCRIBED RISK FACTOR]

The Certificates May Not Be a Suitable Investment for You

The certificates will not be suitable investments for all investors. In particular, you should not purchase any class of certificates unless you understand and are able to bear the risk that the yield to maturity and the aggregate amount and timing of distributions on the certificates will be subject to material variability from period to period and give rise to the potential for significant loss over the life of the certificates. The interaction of the foregoing factors and their effects are impossible to predict and are likely to change from time to time. As a result, an investment in the certificates involves substantial risks and uncertainties and should be considered only by sophisticated institutional investors with substantial investment experience with similar types of securities and who have conducted appropriate due diligence on the mortgage loans, the mortgaged properties and the certificates.

Combination or "Layering" of Multiple Risks May Significantly Increase Risk of Loss

Although the various risks discussed in this prospectus are generally described separately, you should consider the potential effects of the interplay of multiple risk factors. Where more than one significant risk factor is present, the risk of loss to an investor in the certificates may be significantly increased.

Risks Related to Market Conditions and Other External Factors

The Volatile Economy, Credit Crisis and Downturn in the Real Estate Market Have Adversely Affected and May Continue To Adversely Affect the Value of CMBS

In recent years, the real estate and securitization markets, including the market for commercial mortgage-backed securities ("CMBS"), experienced significant dislocations, illiquidity and volatility. We cannot assure you that another dislocation in CMBS will not occur.

Any economic downturn may adversely affect the financial resources of borrowers under commercial mortgage loans and may result in their inability to make payments on, or refinance, their outstanding mortgage debt when due or to sell their mortgaged properties for an aggregate amount sufficient to pay off the outstanding debt when due. As a result, distributions of principal and interest on your certificates, and the value of your certificates, could be adversely affected.

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Other Events May Affect the Value and Liquidity of Your Investment

Moreover, other types of events, domestic or international, may affect general economic conditions and financial markets:

- Wars, revolts, terrorist attacks, armed conflicts, energy supply or price disruptions, political crises, natural disasters and man-made disasters may have an adverse effect on the mortgaged properties and/or your certificates; and

- Trading activity associated with indices of CMBS may drive spreads on those indices wider than spreads on CMBS, thereby resulting in a decrease in value of such CMBS, including your certificates, and spreads on those indices may be affected by a variety of factors, and may or may not be affected for reasons involving the commercial and multifamily real estate markets and may be affected for reasons that are unknown and cannot be discerned.

You should consider that the foregoing factors may adversely affect the performance of the mortgage loans and accordingly the performance of the offered certificates.

Risks Relating to the Mortgage Loans

Mortgage Loans Are Non-Recourse and Are Not Insured or Guaranteed

The mortgage loans are not insured or guaranteed by any person or entity, governmental or otherwise.

Investors should treat each mortgage loan as a non-recourse loan. If a default occurs, recourse generally may be had only against the specific mortgaged properties and other assets that have been pledged to secure the mortgage loan. Consequently, payment prior to maturity is dependent primarily on the sufficiency of the net operating income of the mortgaged property. Payment at maturity or anticipated repayment date is primarily dependent upon the market value of the mortgaged property or the borrower's ability to refinance the mortgaged property.

Although the mortgage loans generally are non-recourse in nature, certain mortgage loans contain non-recourse carveouts for liabilities such as a result of fraud by the borrower, certain voluntary insolvency proceedings or other matters. Certain mortgage loans set forth under "*Description of the Mortgage Pool—Non-Recourse Carveout Limitations*" either do not contain non-recourse carveouts or contain material limitations to non-recourse carveouts. Often these obligations are guaranteed by an affiliate of the related borrower, although liability under any such guaranty may be capped or otherwise limited in amount or scope. Furthermore, the guarantor's net worth and liquidity may be less (and in some cases, materially less) than amounts due under the related mortgage loan or the guarantor's sole asset may be its interest in the related borrower. Certain mortgage loans may have the benefit of a general payment guaranty of a portion of the indebtedness under the mortgage loan. In all cases, however, the mortgage loans should be considered to be non-recourse obligations because neither the depositor nor the sponsors make any representation or warranty as to the obligation or ability of any borrower or guarantor to pay any deficiencies between any foreclosure proceeds and the mortgage loan indebtedness.

Risks of Commercial and Multifamily Lending Generally

The mortgage loans will be secured by various income producing commercial and multifamily properties. The repayment of a commercial or multifamily loan is typically dependent upon the ability of the related mortgaged property to produce cash flow through the collection of rents. Even the liquidation value of a commercial property is determined, in substantial part, by the capitalization of the property's ability to produce cash flow. However, net operating income can be volatile and may be insufficient to cover debt service on the loan at any given time.

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The net operating incomes and property values of the mortgaged properties may be adversely affected by a large number of factors. Some of these factors relate to the properties themselves, such as:

- the age, design and construction quality of the properties;

- perceptions regarding the safety, convenience and attractiveness of the properties;

- the characteristics and desirability of the area where the property is located;

- the strength and nature of the local economy, including labor costs and quality, tax environment and quality of life for employees;

- the proximity and attractiveness of competing properties;

- the adequacy of the property's management and maintenance;

- increases in interest rates, real estate taxes and operating expenses at the property and in relation to competing properties;

- an increase in the capital expenditures needed to maintain the properties or make improvements;

- a decline in the businesses operated by tenants or in their financial condition;

- an increase in vacancy rates; and

- a decline in rental rates as leases are renewed or entered into with new tenants.

Other factors are more general in nature, such as:

- national or regional economic conditions, including plant closings, military base closings, industry slowdowns, oil and/or gas drilling facility slowdowns or closings and unemployment rates;

- local real estate conditions, such as an oversupply of competing properties, retail space, office space, multifamily housing or hotel capacity;

- demographic factors;

- consumer confidence;

- consumer tastes and preferences;

- retroactive changes in building codes;

- changes or continued weakness in specific industry segments;

- location of certain mortgaged properties in less densely populated or less affluent areas; and

- the public perception of safety for customers and clients.

The volatility of net operating income will be influenced by many of the foregoing factors, as well as by:

- the length of tenant leases (including that in certain cases, all or substantially all of the tenants, or one or more sole, anchor or other major tenants, at a particular mortgaged property may have leases that expire or permit the tenant(s) to terminate its lease during the term of the loan);

- the quality and creditworthiness of tenants;

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- tenant defaults;

- in the case of rental properties, the rate at which new rentals occur; and

- the property's "operating leverage", which is generally the percentage of total property expenses in relation to revenue, the ratio of fixed operating expenses to those that vary with revenues, and the level of capital expenditures required to maintain the property and to retain or replace tenants.

A decline in the real estate market or in the financial condition of a major tenant will tend to have a more immediate effect on the net operating income of properties with relatively higher operating leverage or short term revenue sources, such as short term or month to month leases, and may lead to higher rates of delinquency or defaults.

Performance of the Mortgage Loans Will Be Highly Dependent on the Performance of Tenants and Tenant Leases

General. Any tenant may, from time to time, experience a downturn in its business, which may weaken its financial condition and result in a reduction or failure to make rental payments when due. If tenants' sales were to decline, percentage rents may decline and, further, tenants may be unable to pay their base rent or other occupancy costs. If a tenant defaults in its obligations to a property owner, that property owner may experience delays in enforcing its rights as lessor and may incur substantial costs and experience significant delays associated with protecting its investment, including costs incurred in renovating and reletting the property.

Additionally, the income from, and market value of, the mortgaged properties leased to various tenants would be adversely affected if:

- space in the mortgaged properties could not be leased or re-leased or substantial re-leasing costs were required and/or the cost of performing landlord obligations under existing leases materially increased;

- leasing or re-leasing is restricted by exclusive rights of tenants to lease the mortgaged properties or other covenants not to lease space for certain uses or activities, or covenants limiting the types of tenants to which space may be leased;

- a significant tenant were to become a debtor in a bankruptcy case;

- rental payments could not be collected for any other reason; or

- a borrower fails to perform its obligations under a lease resulting in the related tenant having a right to terminate such lease.

Certain tenants currently may be in a rent abatement period. We cannot assure you that such tenants will be in a position to pay full rent when the abatement period expires. We cannot assure you that the net operating income contributed by the mortgaged properties will remain at its current or past levels.

A Tenant Concentration May Result in Increased Losses. Mortgaged properties that are owner-occupied or leased to a single tenant, or a tenant that makes up a significant portion of the rental income, also are more susceptible to interruptions of cash flow if that tenant's business operations are negatively impacted or if such tenant fails to renew its lease. This is so because:

- the financial effect of the absence of rental income may be severe;

- more time may be required to re-lease the space; and

- substantial capital costs may be incurred to make the space appropriate for replacement tenants.

In the event of a default by that tenant, if the related lease expires prior to the mortgage loan maturity date and the related tenant fails to renew its lease or if such tenant exercises an early termination option, there would likely be an interruption of rental payments under the lease and, accordingly, insufficient funds available to the borrower to pay the debt service on the mortgage loan. In certain cases where the tenant owns the improvements on the mortgaged property, the related borrower may be required to purchase such improvements in connection with the exercise of its remedies.

With respect to certain of these mortgaged properties that are leased to a single tenant, the related leases may expire prior to, or soon after, the maturity dates of the mortgage loans or the related tenant may have the right to terminate the lease prior to the maturity date of the mortgage loan. If the current tenant does not renew its lease on comparable economic terms to the expired lease, if a single tenant terminates its lease or if a suitable replacement tenant does not enter into a new lease on similar economic terms, there could be a negative impact on the payments on the related mortgage loan.

A deterioration in the financial condition of a tenant, the failure of a tenant to renew its lease or the exercise by a tenant of an early termination right can be particularly significant if a mortgaged property is owner-occupied, leased to a single tenant, or if any tenant makes up a significant portion of the rental income at the mortgaged property.

Concentrations of particular tenants among the mortgaged properties or within a particular business or industry at one or multiple mortgaged properties increase the possibility that financial problems with such tenants or such business or industry sectors could affect the mortgage loans. In addition, the mortgage loans may be adversely affected if a tenant at the mortgaged property is highly specialized, or dependent on a single industry or only a few customers for its revenue. See "—*Tenant Bankruptcy Could Result in a Rejection of the Related Lease*" below, and "*Description of the Mortgage Pool—Tenant Issues—Tenant Concentrations*" for information on tenant concentrations in the mortgage pool.

Mortgaged Properties Leased to Multiple Tenants Also Have Risks. If a mortgaged property has multiple tenants, re-leasing expenditures may be more frequent than in the case of mortgaged properties with fewer tenants, thereby reducing the cash flow available for payments on the related mortgage loan. Multi-tenant mortgaged properties also may experience higher continuing vacancy rates and greater volatility in rental income and expenses. See Annex A-1 for tenant lease expiration dates for the five largest tenants at each mortgaged property.

Mortgaged Properties Leased to Borrowers or Borrower Affiliated Entities Also Have Risks. If a mortgaged property is leased in whole or substantial part to the borrower under the mortgage loan or to an affiliate of the borrower, there may be conflicts. For instance, it is more likely a landlord will waive lease conditions for an affiliated tenant than it would for an unaffiliated tenant. We cannot assure you that the conflicts arising where a borrower is affiliated with a tenant at a mortgaged property will not adversely impact the value of the related mortgage loan.

In certain cases, an affiliated lessee may be a tenant under a master lease with the related borrower, under which the tenant is obligated to make rent payments but does not occupy any space at the mortgaged property. Master leases in these circumstances may be used to bring occupancy to a "stabilized" level with the intent of finding additional tenants to occupy some of all of the master leased space, but may not provide additional economic support for the mortgage loan. If a mortgaged property is leased in whole or substantial part to the borrower or to an affiliate of the borrower, a deterioration in the financial condition of the borrower or its affiliates could significantly affect the borrower's ability to perform under the mortgage loan as it would directly interrupt the cash flow from the mortgaged property if the borrower's or its affiliate's financial condition worsens. We cannot assure you that any space leased by a borrower or an affiliate of the borrower will eventually be occupied by third party tenants.

See "*Description of the Mortgage Pool—Tenant Issues—Affiliated Leases*" for information on properties leased in whole or in part to borrowers and their affiliates.

Tenant Bankruptcy Could Result in a Rejection of the Related Lease. The bankruptcy or insolvency of a major tenant or a number of smaller tenants, such as in retail properties, may have an adverse impact on the mortgaged properties affected and the income produced by such mortgaged properties. Under the federal bankruptcy code, a tenant has the option of assuming or rejecting or, subject to certain conditions, assuming and assigning to a third party, any unexpired lease. If the tenant rejects the lease, the landlord's claim for breach of the lease would (absent collateral securing the claim) be treated as a general unsecured claim against the tenant and a lessor's damages for lease rejection are generally subject to certain limitations. We cannot assure you that tenants of the mortgaged properties will continue making payments under their leases or that tenants will not file for bankruptcy protection in the future or, if any tenants do file, that they will continue to make rental payments in a timely manner. See "*Certain Legal Aspects of Mortgage Loans—Bankruptcy Laws*". See "*Description of the Mortgage Pool—Loan Purpose; Default History, Bankruptcy Issues and Other Proceedings*" for information regarding bankruptcy issues with respect to certain mortgage loans.

Leases That Are Not Subordinated to the Lien of the Mortgage or Do Not Contain Attornment Provisions May Have an Adverse Impact at Foreclosure. In certain jurisdictions, if tenant leases are subordinated to the liens created by the mortgage but do not contain attornment provisions that require the tenant to subordinate the lease if the mortgagee agrees to enter into a non-disturbance agreement, the tenants may terminate their leases upon the transfer of the property to a foreclosing lender or purchaser at foreclosure. Accordingly, if a mortgaged property is located in such a jurisdiction and is leased to one or more desirable tenants under leases that are subordinate to the mortgage and do not contain attornment provisions, such mortgaged property could experience a further decline in value if such tenants' leases were terminated. This is particularly likely if those tenants were paying above-market rents or could not be replaced. If a lease is not subordinate to a mortgage, the issuing entity will not possess the right to dispossess the tenant upon foreclosure of the mortgaged property (unless otherwise agreed to with the tenant). Also, if the lease contains provisions inconsistent with the mortgage (*e.g.*, provisions relating to application of insurance proceeds or condemnation awards) or which could affect the enforcement of the lender's rights (*e.g.*, a right of first refusal to purchase the property), the provisions of the lease will take precedence over the provisions of the mortgage. Not all leases were reviewed to ascertain the existence of attornment or subordination provisions.

With respect to certain of the mortgage loans, the related borrower may have given to certain tenants or others an option to purchase, a right of first refusal and/or a right of first offer to purchase all or a portion of the mortgaged property in the event a sale is contemplated, and such right is not subordinate to the related mortgage. This may impede the mortgagee's ability to sell the related mortgaged property at foreclosure, or, upon foreclosure, this may affect the value and/or marketability of the related mortgaged property. See "*Description of the Mortgage Pool—Tenant Issues—Purchase Options and Rights of First Refusal*" for information regarding material purchase options and/or rights of first refusal, if any, with respect to mortgaged properties securing certain mortgage loans.

Early Lease Termination Options May Reduce Cash Flow. Leases often give tenants the right to terminate the related lease, abate or reduce the related rent, and/or exercise certain remedies against the related borrower for various reasons or upon various conditions, including:

- if the borrower for the applicable mortgaged property allows uses at the mortgaged property in violation of use restrictions in current tenant leases,

- if the borrower or any of its affiliates owns other properties within a certain radius of the mortgaged property and allows uses at those properties in violation of use restrictions,

- if the related borrower fails to provide a designated number of parking spaces,

- if there is construction at the related mortgaged property or an adjacent property (whether or not such adjacent property is owned or controlled by the borrower or any of its affiliates) that may interfere with visibility of, access to or a tenant's use of the mortgaged property or otherwise violate the terms of a tenant's lease,

- upon casualty or condemnation with respect to all or a portion of the mortgaged property that renders such mortgaged property unsuitable for a tenant's use or if the borrower fails to rebuild such mortgaged property within a certain time,

- if a tenant's use is not permitted by zoning or applicable law,

- if the tenant is unable to exercise an expansion right,

- if the landlord defaults on its obligations under the lease,

- if a landlord leases space at the mortgaged property or within a certain radius of the mortgaged property to a competitor,

- if the tenant fails to meet certain sales targets or other business objectives for a specified period of time,

- if significant tenants at the subject property go dark or terminate their leases, or if a specified percentage of the mortgaged property is unoccupied,

- if the landlord violates the tenant's exclusive use rights for a specified period of time,

- if the related borrower violates covenants under the related lease or if third parties take certain actions that adversely affect such tenants' business or operations,

- in the case of government sponsored tenants, any time or for lack of appropriations, or

- if the related borrower violates covenants under the related lease or if third parties take certain actions that adversely affect such tenants' business or operations.

In certain cases, compliance or satisfaction of landlord covenants may be the responsibility of a third party affiliated with the borrower or, in the event that partial releases of the applicable mortgaged property are permitted, an unaffiliated or affiliated third party.

Any exercise of a termination right by a tenant at a mortgaged property could result in vacant space at the related mortgaged property, renegotiation of the lease with the related tenant or re-letting of the space. Any such vacated space may not be re-let. Furthermore, such foregoing termination and/or abatement rights may arise in the future or materially adversely affect the related borrower's ability to meet its obligations under the related loan documents. See "*Description of the Mortgage Pool—Tenant Issues—Lease Expirations and Terminations*" for information on material tenant lease expirations and early termination options.

Mortgaged Properties Leased to Not-for-Profit Tenants Also Have Risks. Certain mortgaged properties may have tenants that are charitable institutions that generally rely on contributions from individuals and government grants or other subsidies to pay rent on office space and other operating expenses. We cannot assure you that the rate, frequency and level of individual contributions or governmental grants and subsidies will continue with respect to any such institution. A reduction in contributions or grants may impact the ability of the related institution to pay rent, and we cannot assure you that the related borrower will be in a position to meet its obligations under the related mortgage loan documents if such tenant fails to pay its rent.

[Retail Properties Have Special Risks

The value of retail properties is significantly affected by the quality of the tenants as well as fundamental aspects of real estate, such as location and market demographics, as further described in "*—Risks of Commercial and Multifamily Lending Generally*" and "*—Performance of the Mortgage Loans Will Be Highly Dependent on the Performance of Tenants and Tenant Leases*" above. The correlation between success of tenant business and a retail property's value may be more direct with respect to retail properties than other types of commercial property because a component of the total rent paid by certain retail tenants is often tied to a percentage of gross sales.

Whether a retail property is "anchored", "shadow anchored" or "unanchored" is also an important consideration. Retail properties that have anchor tenant-owned stores often have reciprocal easement and/or operating agreements (each, an "REA") between the retail property owner and such anchor tenants containing certain operating and maintenance covenants. Although an anchor tenant is often required to pay a contribution toward common area maintenance and real estate taxes on the improvements and related real property, an anchor tenant that owns its own parcel does not pay rent. However, the presence or absence of an "anchor tenant" or a "shadow anchor tenant" in or near a retail property also can be important because anchors play a key role in generating customer traffic and making a retail property desirable for other tenants. Many of the retail properties that will secure one or more mortgage loans will also have shadow anchor tenants. An "anchor tenant" is located on the related mortgaged property, usually proportionately larger in size than most or all other tenants in the mortgaged property and is vital in attracting customers to a retail property. A "shadow anchor tenant" is usually proportionally larger in size than most tenants in the mortgaged property, is important in attracting customers to a retail property and is located sufficiently close and convenient to the mortgaged property so as to influence and attract potential customers, but is not located on the mortgaged property.

The economic performance of an anchored or shadow anchored retail property will consequently be adversely affected by:

- an anchor tenant's or shadow anchor tenant's failure to renew its lease or the termination of an anchor tenant's or shadow anchor tenant's lease;

- if the anchor tenant or shadow anchor tenant decides to vacate;

- the bankruptcy or economic decline of an anchor tenant, shadow anchor or self-owned anchor; or

- the cessation of the business of an anchor tenant, a shadow anchor tenant or of a self-owned anchor or a change in use or in the nature of its retail operations (notwithstanding its continued payment of rent).

If anchor stores in a mortgaged property were to close, the related borrower may be unable to replace those anchors in a timely manner or without suffering adverse economic consequences. In addition, it is common for anchor tenants and non-anchor tenants at anchored or shadowed anchored retail centers to have co-tenancy clauses and/or operating covenants in their leases or operating agreements that permit those tenants or anchor stores to cease operating, reduce rent or terminate their leases if the anchor or shadow anchor tenant goes dark. Even if non-anchor tenants do not have termination or rent abatement rights, because the anchor or shadow anchor tenant plays a key role in generating customer traffic and making a center desirable for other tenants, the loss of an anchor tenant may have a material adverse impact on the non-anchor tenant's ability to operate, which may in turn adversely impact the borrower's ability to meet its obligations under the related loan documents. In addition, in the event that a "shadow anchor" fails to renew its lease, terminates its lease or otherwise ceases to conduct business within a close proximity to the mortgaged property, customer traffic at the mortgaged property may be substantially reduced. If an anchor tenant goes dark, generally the borrower's only remedy is to terminate that lease after the anchor tenant has been dark for a specified amount of time.

We cannot assure you that if anchor tenants or shadow anchor tenants at a particular mortgaged property were to close or otherwise become vacant or remain vacant, such anchor tenants or shadow anchor tenants, as applicable, would be replaced in a timely manner or, if part of the collateral for the related mortgage loan, without incurring material additional costs to the related borrower and resulting in adverse economic effects.

Certain of the tenants or anchor tenants of the retail properties may have operating covenants in their leases or operating agreements which permit those tenants or anchor tenants to cease operating, reduce rent or terminate their leases if the subject store is not meeting the minimum sales requirement under its lease.

In addition, the limited adaptability of certain shopping malls that have proven unprofitable may result in high (and possibly extremely high) loss severities on mortgage loans secured by those shopping malls. For example, it is possible that a significant amount of advances made by the applicable servicer(s) of a mortgage loan secured by a shopping mall property, combined with low liquidation proceeds in respect of that property, may result in a loss severity exceeding 100% of the outstanding principal balance of that mortgage loan.

Certain anchor tenant and tenant estoppels will have been obtained in connection with the origination of the mortgage loans that may identify disputes between the related borrower and the applicable anchor tenant or tenant, or alleged defaults or potential defaults by the applicable property owner under the lease or REA. Such disputes, defaults or potential defaults, could lead to a termination or attempted termination of the applicable lease or REA by the anchor tenant or tenant or to litigation against the related borrower. We cannot assure you that these anchor tenant and tenant disputes will not have a material adverse effect on the ability of the related borrowers to repay their portion of the mortgage loan. In addition, we cannot assure you that the anchor tenant or tenant estoppels obtained identify all potential disputes that may arise with anchor tenants or tenants who did not provide estoppels prior to origination. We cannot assure you that the failure to have obtained related estoppel information will not have a material adverse effect on the related mortgage loans.

Rental payments from tenants of retail properties typically comprise the largest portion of the net operating income of those mortgaged properties. We cannot assure you that the rate of occupancy at the stores will remain at the levels described in this prospectus or that the net operating income contributed by the mortgaged properties will remain at the level specified in this prospectus or past levels.

Retail properties also face competition from sources outside a given real estate market. For example, all of the following compete with more traditional retail properties for consumer dollars: factory outlet centers, discount shopping centers and clubs, catalogue retailers, home shopping networks, internet websites, and telemarketing. Continued growth of these alternative retail outlets (which often have lower operating costs) could adversely affect the rents collectible at the retail properties included in the pool of mortgage loans, as well as the income from, and market value of, the mortgaged properties and the related borrower's ability to refinance such property. Moreover, additional competing retail properties may be built in the areas where the retail properties are located.

Certain retail properties have specialty use tenants. See "—*Some Mortgaged Properties May Not Be Readily Convertible to Alternative Uses*" below.

See "*Description of the Mortgage Pool—Mortgage Pool Characteristics—Property Types—Retail Properties*".]

[Office Properties Have Special Risks

In addition to the factors discussed in "—*Risks of Commercial and Multifamily Lending Generally*" and "—*Performance of the Mortgage Loans Will Be Highly Dependent on the Performance of Tenants and Tenant Leases*" above, other factors may adversely affect the financial performance and value of office properties, including:

- the physical attributes of the building in relation to competing buildings (*e.g.*, age, condition, design, appearance, access to transportation and ability to offer certain amenities, such as sophisticated building systems and/or business wiring requirements);

- the adaptability of the building to changes in the technological needs of the tenants;

- an adverse change in population, patterns of telecommuting or sharing of office space, and employment growth (which creates demand for office space); and

- in the case of medical office properties, the performance of a medical office property may depend on (a) the proximity of such property to a hospital or other healthcare establishment, (b) reimbursements for patient fees from private or government sponsored insurers, (c) its ability to attract doctors and nurses to be on staff, and (d) its ability to afford and acquire the latest medical equipment. Issues related to reimbursement (ranging from nonpayment to delays in payment) from such insurers could adversely impact cash flow at such mortgaged property.

Moreover, the cost of refitting office space for a new tenant is often higher than the cost of refitting other types of properties for new tenants.

If one or more major tenants at a particular office property were to close or remain vacant, we cannot assure you that such tenants would be replaced in a timely manner or without incurring material additional costs to the related borrower and resulting in an adverse effect on the financial performance of the property.

See "*Description of the Mortgage Pool—Mortgage Pool Characteristics—Property Types—Office Properties*".]

[Multifamily Properties Have Special Risks

In addition to the factors discussed in "*—Risks of Commercial and Multifamily Lending Generally*" and "*—Performance of the Mortgage Loans Will Be Highly Dependent on the Performance of Tenants and Tenant Leases*" above, other factors may adversely affect the financial performance and value of multifamily properties, including:

- the quality of property management;

- the ability of management to provide adequate maintenance and insurance;

- the types of services or amenities that the property provides;

- the property's reputation;

- the level of mortgage interest rates, which may encourage tenants to purchase rather than lease housing;

- the generally short terms of residential leases and the need for continued reletting;

- rent concessions and month-to-month leases, which may impact cash flow at the property;

- the tenant mix, such as the tenant population being predominantly students or being heavily dependent on workers from a particular business or industry or personnel from or workers related to a local military base or oil and/or gas drilling industries;

- in the case of student housing facilities or properties leased primarily to students, which may be more susceptible to damage or wear and tear than other types of multifamily housing, the reliance on the financial well-being of the college or university to which it relates, competition from on campus housing units, which may adversely affect occupancy, the physical layout of the housing, which may not be readily convertible to traditional multifamily use, and that student tenants have a higher turnover rate than other types of multifamily tenants, which in certain cases is compounded by the fact that student leases are available for periods of less than 12 months;

- certain multifamily properties may be considered to be "flexible apartment properties". Such properties have a significant percentage of units leased to tenants under short-term leases (less than one year in term), which creates a higher turnover rate than for other types of multifamily properties;

- restrictions on the age of tenants who may reside at the property;

- dependence upon governmental programs that provide rent subsidies to tenants pursuant to tenant voucher programs, which vouchers may be used at other properties and influence tenant mobility;

- adverse local, regional or national economic conditions, which may limit the amount of rent that may be charged and may result in a reduction of timely rent payments or a reduction in occupancy levels;

- state and local regulations, which may affect the building owner's ability to increase rent to market rent for an equivalent apartment; and

- the existence of government assistance/rent subsidy programs, and whether or not they continue and provide the same level of assistance or subsidies.

Certain states regulate the relationship of an owner and its tenants. Commonly, these laws require a written lease, good cause for eviction, disclosure of fees, and notification to residents of changed land use, while prohibiting unreasonable rules, retaliatory evictions, and restrictions on a resident's choice of unit vendors. Apartment building owners have been the subject of suits under state "Unfair and Deceptive Practices Acts" and other general consumer protection statutes for coercive, abusive or unconscionable leasing and sales practices. A few states offer more significant protection. For example, there are provisions that limit the bases on which a landlord may terminate a tenancy or increase its rent or prohibit a landlord from terminating a tenancy solely by reason of the sale of the owner's building.

In addition to state regulation of the landlord tenant relationship, numerous counties and municipalities impose rent control on apartment buildings. These ordinances may limit rent increases to fixed percentages, to percentages of increases in the consumer price index, to increases set or approved by a governmental agency, or to increases determined through mediation or binding arbitration. Any limitations on a borrower's ability to raise property rents may impair such borrower's ability to repay its multifamily loan from its net operating income or the proceeds of a sale or refinancing of the related multifamily property.

Certain of the mortgage loans may be secured in the future by mortgaged properties that are subject to certain affordable housing covenants and other covenants and restrictions with respect to various tax credit, city, state and federal housing subsidies, rent stabilization or similar programs, in respect of various units within the mortgaged properties. The limitations and restrictions imposed by these programs could result in losses on the mortgage loans. In addition, in the event that the program is cancelled, it could result in less income for the project. These programs may include, among others:

- rent limitations that would adversely affect the ability of borrowers to increase rents to maintain the condition of their mortgaged properties and satisfy operating expense; and

- tenant income restrictions that may reduce the number of eligible tenants in those mortgaged properties and result in a reduction in occupancy rates.

The difference in rents between subsidized or supported properties and other multifamily rental properties in the same area may not be a sufficient economic incentive for some eligible tenants to reside at a subsidized or supported property that may have fewer amenities or be less attractive as a residence. As a result, occupancy levels at a subsidized or supported property may decline, which may adversely affect the value and successful operation of such property.

Certain of the multifamily properties may be residential cooperative buildings and the land under the building are owned or leased by a non-profit residential cooperative corporation. The cooperative owns all the units in the building and all common areas. Its tenants own stock, shares or membership certificates in the corporation. This ownership entitles the tenant-stockholders to proprietary leases or occupancy agreements which confer exclusive rights to occupy specific units. Generally, the tenant-stockholders

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make monthly maintenance payments which represent their share of the cooperative corporation's mortgage loan payments, real property taxes, reserve contributions and capital expenditures, maintenance and other expenses, less any income the corporation may receive. These payments are in addition to any payments of principal and interest the tenant-stockholder may be required to make on any loans secured by its shares in the cooperative.

A number of factors may adversely affect the value and successful operation of a residential cooperative property. Some of these factors include:

- the primary dependence of a borrower upon maintenance payments and any rental income from units or commercial areas to meet debt service obligations;

- the initial concentration of shares relating to occupied rental units of the sponsor, owner or investor after conversion from rental housing, which may result in an inability to meet debt service obligations on the residential cooperative corporation's mortgage loan if the sponsor, owner or investor is unable to make the required maintenance payments;

- the failure of a borrower to qualify for favorable tax treatment as a "cooperative housing corporation" each year, which may reduce the cash flow available to make payments on the related mortgage loan; and

- that, upon foreclosure, in the event a cooperative property becomes a rental property, certain units could be subject to rent control, stabilization and tenants' rights laws, at below market rents, which may affect rental income levels and the marketability and sale proceeds of the rental property as a whole.

See "*Description of the Mortgage Pool—Mortgage Pool Characteristics—Property Types—Multifamily Properties*".]

[Hotel Properties Have Special Risks

In addition to the factors discussed in "*—Risks of Commercial and Multifamily Lending Generally*" above, various other factors may adversely affect the financial performance and value of hotel properties, including:

- adverse economic and social conditions, either local, regional or national (which may limit the amount that can be charged for a room and reduce occupancy levels);

- continuing expenditures for modernizing, refurbishing and maintaining existing facilities prior to the expiration of their anticipated useful lives;

- ability to convert to alternative uses which may not be readily made;

- a deterioration in the financial strength or managerial capabilities of the owner or operator of a hotel property;

- changes in travel patterns caused by general adverse economic conditions, fear of terrorist attacks, adverse weather conditions and changes in access, energy prices, strikes, travel costs, relocation of highways, the construction of additional highways, concerns about travel safety or other factors; and

- relative illiquidity of hospitality investments which limits the ability of the borrowers and property managers to respond to changes in economic or other conditions.

Because rooms are generally rented for short periods of time, the financial performance of hotel properties tends to be affected by adverse economic conditions and competition more quickly than other commercial properties. Additionally, as a result of high operating costs, relatively small decreases in revenue can cause significant stress on a property's cash flow.

Moreover, the hospitality and lodging industry is generally seasonal in nature and different seasons affect different hotel properties differently depending on type and location. This seasonality can be expected to cause periodic fluctuations in a hotel property's room and restaurant revenues, occupancy levels, room rates and operating expenses. We cannot assure you that cash flow will be sufficient to offset any shortfalls that occur at the mortgaged property during slower periods or that the related mortgage loans provide for seasonality reserves, or if seasonality reserves are provided for, that such reserves will be funded or will be sufficient or available to fund such shortfalls.

In addition, some of the hotel properties are limited-service, select service or extended stay hotels. Hotel properties that are limited-service, select service or extended stay hotels may subject a lender to more risk than full-service hotel properties as they generally require less capital for construction than full-service hotel properties. In addition, as limited-service, select service or extended stay hotels generally offer fewer amenities than full-service hotel properties, they are less distinguishable from each other. As a result, it is easier for limited-service, select service or extended stay hotels to experience increased or unforeseen competition.

In addition to hotel operations, some hotel properties also operate entertainment complexes that include restaurants, lounges, nightclubs and/or banquet and meeting spaces and may derive a significant portion of the related property's revenue from such operations. Consumer demand for entertainment resorts is particularly sensitive to downturns in the economy and the corresponding impact on discretionary spending on leisure activities. Changes in discretionary consumer spending or consumer preferences could be driven by factors such as perceived or actual general economic conditions, high energy, fuel and food costs, the increased cost of travel, the weakened job market, perceived or actual disposable consumer income and wealth, fears of recession and changes in consumer confidence in the economy, or fears of war and future acts of terrorism. These factors could reduce consumer demand for the leisure activities that the property offers, thus imposing practical limits on pricing and harming operations. Restaurants and nightclubs are particularly vulnerable to changes in consumer preferences. In addition, a nightclub's, restaurant's or bar's revenue is extremely dependent on its popularity and perception. These characteristics are subject to change rapidly and we cannot assure you that any of a hotel property's nightclubs, restaurants or bars will maintain their current level of popularity or perception in the market. Any such change could have a material adverse effect on the net cash flow of the property.

Some of the hotel properties have liquor licenses associated with the mortgaged property. The liquor licenses for these mortgaged properties are generally held by affiliates of the related borrowers, unaffiliated managers or operating lessees. The laws and regulations relating to liquor licenses generally prohibit the transfer of such licenses to any person, or condition such transfer on the prior approval of the governmental authority that issued the license. In the event of a foreclosure of a hotel property that holds a liquor license, the special servicer on behalf of the issuing entity or a purchaser in a foreclosure sale would likely have to apply for a new license, which might not be granted or might be granted only after a delay that could be significant. We cannot assure you that a new license could be obtained promptly or at all. The lack of a liquor license in a hotel property could have an adverse impact on the revenue from the related mortgaged property or on the hotel property's occupancy rate.

In addition, there may be risks associated with hotel properties that have not entered into or become a party to any franchise agreement, license agreement or other "flag". Hotel properties often enter into these types of agreements in order to align the hotel property with a certain public perception or to benefit from a centralized reservation system. We cannot assure you that hotel properties that lack such benefits will be able to operate successfully on an independent basis.

See "*Description of the Mortgage Pool—Mortgage Pool Characteristics—Property Types—Hotel Properties*".]

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[Risks Relating to Affiliation with a Franchise or Hotel Management Company

The performance of a hotel property affiliated with a franchise or hotel management company depends in part on:

- the continued existence and financial strength of the franchisor or hotel management company;

- the public perception of the franchise or hotel chain service mark; and

- the duration of the franchise licensing or management agreements.

The continuation of a franchise agreement or management agreement is subject to specified operating standards and other terms and conditions set forth in such agreements. The failure of a borrower to maintain such standards or adhere to other applicable terms and conditions, such as property improvement plans, could result in the loss or cancellation of their rights under the franchise or hotel management company agreement or management agreement. We cannot assure you that a replacement franchise could be obtained in the event of termination. In addition, replacement franchises and/or hotel property managers may require significantly higher fees as well as the investment of capital to bring the hotel property into compliance with the requirements of the replacement franchisor and/or hotel property managers. Any provision in a franchise agreement or management agreement providing for termination because of a bankruptcy of a franchisor or manager generally will not be enforceable.

The transferability of franchise agreements, license agreements and the property management agreements is restricted. In the event of a foreclosure, the lender may not have the right to use the franchise license without the franchisor's consent or the manager might be able to terminate the management agreement. Conversely, in the case of certain mortgage loans, the lender may be unable to remove a franchisor/licensor or a hotel management company that it desires to replace following a foreclosure and, further, may be limited as regards the pool of potential transferees for a foreclosure or real estate owned property.

In some cases where a hotel property is subject to a license or franchise agreement, the licensor or franchisor has required or may in the future require the completion of various repairs and/or renovations pursuant to a property improvement plan issued by the franchisor. Failure to complete those repairs and/or renovations in accordance with the plan could result in the hotel property losing its license or franchise. Annex A-1 and the related footnotes set forth the amount of reserves, if any, established under the related mortgage loans in connection with any of those repairs and/or renovations. We cannot assure you that any amounts reserved will be sufficient to complete the repairs and/or renovations required with respect to any affected hotel property. In addition, in some cases, those reserves will be maintained by the franchisor or property manager. Furthermore, the lender may not require a reserve for repairs and/or renovations in all instances.

See "*Description of the Mortgage Pool—Mortgage Pool Characteristics—Property Types—Hotel Properties*".]

[Self-Storage Properties Have Special Risks

In addition to the factors discussed in "*—Risks of Commercial and Multifamily Lending Generally*" above, other factors may adversely affect the financial performance and value of self-storage properties, including:

- decreased demand;

- lack of proximity to apartment complexes or commercial users;

- apartment tenants moving to single family homes;

- decline in services rendered, including security;

- dependence on business activity ancillary to renting units;

- security concerns;

- age of improvements; or

- competition or other factors.

Self-storage properties are considered vulnerable to competition, because both acquisition costs and break-even occupancy are relatively low. The conversion of self-storage facilities to alternative uses would generally require substantial capital expenditures. Thus, if the operation of any of the self-storage properties becomes unprofitable, the liquidation value of that self-storage mortgaged property may be substantially less, relative to the amount owing on the mortgage loan, than if the self-storage mortgaged property were readily adaptable to other uses.

Tenants at self-storage properties tend to require and receive privacy, anonymity and efficient access, each of which may heighten environmental and other risks related to such property as the borrower may be unaware of the contents in any self-storage unit. No environmental assessment of a self-storage mortgaged property included an inspection of the contents of the self-storage units at that mortgaged property, and there is no assurance that all of the units included in the self-storage mortgaged properties are free from hazardous substances or other pollutants or contaminants or will remain so in the future.

Certain mortgage loans secured by self-storage properties may be affiliated with a franchise company through a franchise agreement. The performance of a self-storage property affiliated with a franchise company may be affected by the continued existence and financial strength of the franchisor, the public perception of a service mark, and the duration of the franchise agreement. The transferability of franchise license agreements is restricted. In the event of a foreclosure, the lender or its agent would not have the right to use the franchise license without the franchisor's consent. In addition, certain self-storage properties may derive a material portion of revenue from business activities ancillary to self-storage such as truck rentals, parking fees and similar activities which require special use permits or other discretionary zoning approvals.

See "*Description of the Mortgage Pool—Mortgage Pool Characteristics—Property Types—Self-Storage Properties*".]

[Industrial Properties Have Special Risks

In addition to the factors discussed in "*—Risks of Commercial and Multifamily Lending Generally*" and "*—Performance of the Mortgage Loans Will Be Highly Dependent on the Performance of Tenants and Tenant Leases*" above, other factors may adversely affect the financial performance and value of industrial properties, including:

- reduced demand for industrial space because of a decline in a particular industry segment;

- the property becoming functionally obsolete;

- building design and adaptability;

- unavailability of labor sources;

- changes in access, energy prices, strikes, relocation of highways, the construction of additional highways or other factors;

- changes in proximity of supply sources;

- the expenses of converting a previously adapted space to general use; and

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- the location of the property.

Industrial properties may be adversely affected by reduced demand for industrial space occasioned by a decline in a particular industry segment in which the related tenant(s) conduct their businesses (for example, a decline in consumer demand for products sold by a tenant using the property as a distribution center). In addition, a particular industrial or warehouse property that suited the needs of its original tenant may be difficult to relet to another tenant or may become functionally obsolete relative to newer properties. Furthermore, lease terms with respect to industrial properties are generally for shorter periods of time and may result in a substantial percentage of leases expiring in the same year at any particular industrial property. In addition, mortgaged properties used for many industrial purposes are more prone to environmental concerns than other property types.

Aspects of building site design and adaptability affect the value of an industrial property. Site characteristics that are generally desirable to a warehouse/industrial property include high clear ceiling heights, wide column spacing, a large number of bays (loading docks) and large bay depths, divisibility, a layout that can accommodate large truck minimum turning radii and overall functionality and accessibility.

In addition, because of unique construction requirements of many industrial properties, any vacant industrial property space may not be easily converted to other uses. Thus, if the operation of any of the industrial properties becomes unprofitable due to competition, age of the improvements or other factors such that the borrower becomes unable to meet its obligations on the related mortgage loan, the liquidation value of that industrial property may be substantially less, relative to the amount owing on the related mortgage loan, than would be the case if the industrial property were readily adaptable to other uses.

Location is also important because an industrial property requires the availability of labor sources, proximity to supply sources and customers and accessibility to rail lines, major roadways and other distribution channels.

Further, certain of the industrial properties may have tenants that are subject to risks unique to their business, such as cold storage facilities. Cold storage facilities may have unique risks such as short lease terms due to seasonal use, making income potentially more volatile than for properties with longer term leases, and customized refrigeration design, rendering such facilities less readily convertible to alternative uses. Because of seasonal use, leases at such facilities are customarily for shorter terms, making income potentially more volatile than for properties with longer term leases. In addition, such facilities require customized refrigeration design, rendering them less readily convertible to alternative uses.

See "*Description of the Mortgage Pool—Mortgage Pool Characteristics—Property Types—Industrial Properties*".]

[Manufactured Housing Community Properties Have Special Risks

In addition to the factors discussed in "*—Risks of Commercial and Multifamily Lending Generally*" and "*—Performance of the Mortgage Loans Will Be Highly Dependent on the Performance of Tenants and Tenant Leases*" above, other factors may adversely affect the financial performance and value of manufactured housing community properties, including:

- the number of competing residential developments in the local market, such as: other manufactured housing community properties apartment buildings and site built single family homes;

- the physical attributes of the community, including its age and appearance;

- the location of the manufactured housing property;

- the presence and/or continued presence of sufficient manufactured homes at the manufactured housing property (manufactured homes are not generally part of the collateral for a mortgaged loan secured by a manufactured housing property; rather, the pads upon which manufactured homes are located are leased to the owners of such manufactured homes; manufactured homes may be moved from a manufactured housing property);

- the type of services or amenities it provides;

- any age restrictions;

- the property's reputation; and

- state and local regulations, including rent control and rent stabilization.

The manufactured housing community properties have few improvements (which are highly specialized) and are "single purpose" properties that could not be readily converted to general residential, retail or office use. Thus, if the operation of any of the manufactured housing community properties becomes unprofitable due to competition, age of the improvements or other factors such that the borrower becomes unable to meet its obligations on the related mortgage loan, the liquidation value of that manufactured housing property may be substantially less, relative to the amount owing on the related mortgage loan, than would be the case if the manufactured housing community property were readily adaptable to other uses.

Some manufactured housing community properties are either recreational vehicle resorts or have a significant portion of the properties that are intended for short-term recreational vehicle hook-ups, and tenancy of these communities may vary significantly by season. This seasonality may cause periodic fluctuations in revenues, tenancy levels, rental rates and operating expenses for these properties.

Certain of the manufactured housing community mortgaged properties may not be connected in their entirety to public water and/or sewer systems. In such cases, the borrower could incur a substantial expense if it were required to connect the property to such systems in the future. In addition, the use of well water enhances the likelihood that the property could be adversely affected by a recognized environmental condition that impacts soil and groundwater.

See "*Description of the Mortgage Pool—Mortgage Pool Characteristics—Property Types—Manufactured Housing Community Properties*".]

[Mixed Use Properties Have Special Risks

Certain properties are mixed use properties. Such mortgaged property is subject to the risks relating to the property types described in "*—Office Properties Have Special Risks*", "*—Retail Properties Have Special Risks*", "*—Hotel Properties Have Special Risks*", "*—Multifamily Properties Have Special Risks*", "*—Manufactured Housing Community Properties Have Special Risks*", "*—Industrial Properties Have Special Risks*", "*—Self-Storage Properties Have Special Risks*", "*—Condominium Ownership May Limit Use and Improvements*", "*—Leased Fee Properties Have Special Risks*". See Annex A-2 for the 5 largest tenants (by net rentable area leased) at the mixed use property. A mixed use property may be subject to additional risks, including the property manager's inexperience in managing the different property types that comprise such mixed use property.

See "*Description of the Mortgage Pool—Mortgage Pool Characteristics—Property Types—Mixed Use Properties*".]

[Condominium Ownership May Limit Use and Improvements

The management and operation of a condominium is generally controlled by a condominium board representing the owners of the individual condominium units, subject to the terms of the related condominium rules or by-laws. Generally, the consent of a majority of the board members is required for any actions of the condominium board and a unit owner's ability to control decisions of the board are generally related to the number of units owned by such owner as a percentage of the total number of units in the condominium. In certain cases, the related borrower does not have a majority of votes on the condominium board, which result in the related borrower not having control of the related condominium or owners association.

The board of managers or directors of the related condominium generally has discretion to make decisions affecting the condominium, and we cannot assure you that the related borrower under a mortgage loan secured by one or more interests in that condominium will have any control over decisions made by the related board of managers or directors. Even if a borrower or its designated board members, either through control of the appointment and voting of sufficient members of the related condominium board or by virtue of other provisions in the related condominium documents, has consent rights over actions by the related condominium associations or owners, we cannot assure you that the related condominium board will not take actions that would materially adversely affect the related borrower's unit. Thus, decisions made by that board of managers or directors, including regarding assessments to be paid by the unit owners, insurance to be maintained on the condominium and many other decisions affecting the maintenance of that condominium, may have a significant adverse impact on the related mortgage loans in the issuing entity that are secured by mortgaged properties consisting of such condominium interests. We cannot assure you that the related board of managers or directors will always act in the best interests of the related borrower under the related mortgage loans.

The condominium board is generally responsible for administration of the affairs of the condominium, including providing for maintenance and repair of common areas, adopting rules and regulations regarding common areas, and obtaining insurance and repairing and restoring the common areas of the property after a casualty. Notwithstanding the insurance and casualty provisions of the related mortgage loan documents, the condominium board may have the right to control the use of casualty proceeds.

In addition, the condominium board generally has the right to assess individual unit owners for their share of expenses related to the operation and maintenance of the common elements. In the event that an owner of another unit fails to pay its allocated assessments, the related borrower may be required to pay such assessments in order to properly maintain and operate the common elements of the property. Although the condominium board generally may obtain a lien against any unit owner for common expenses that are not paid, such lien generally is extinguished if a lender takes possession pursuant to a foreclosure. Each unit owner is responsible for maintenance of its respective unit and retains essential operational control over its unit.

In addition, due to the nature of condominiums, a default on the part of the borrower with respect to such mortgaged properties will not allow the special servicer the same flexibility in realizing on the collateral as-is generally available with respect to commercial properties that are not condominium units. The rights of other unit or property owners, the documents governing the management of the condominium units and the state and local laws applicable to condominium units must be considered. In addition, in the event of a casualty with respect to a condominium, due to the possible existence of multiple loss payees on any insurance policy covering such property, there could be a delay in the allocation of related insurance proceeds, if any. Consequently, servicing and realizing upon the collateral described above could subject the certificateholders to a greater delay, expense and risk than with respect to a mortgage loan secured by a commercial property that is not a condominium unit.

Certain condominium declarations and/or local laws provide for the withdrawal of a property from a condominium structure under certain circumstances. For example, the New York Condominium Act provides for a withdrawal of the property from a condominium structure by vote of 80% of unit owners. If the condominium is terminated, the building will be subject to an action for partition by any unit owner or lienor as if owned in common. This could cause an early and unanticipated prepayment of the mortgage loan. We cannot assure you that the proceeds from partition would be sufficient to satisfy borrower's obligations under the mortgage loan. See also "—*Risks Related to Zoning Non-Compliance and Use Restrictions*" for certain risks relating to use restrictions imposed pursuant to condominium declarations or other condominium especially in a situation where the mortgaged property does not represent the entire condominium building.

See "*Description of the Mortgage Pool—Mortgage Pool Characteristics—Condominium Interests*".]

Operation of a Mortgaged Property Depends on the Property Manager's Performance

The successful operation of a real estate project depends upon the property manager's performance and viability. The property manager is responsible for:

- responding to changes in the local market;

- planning and implementing the rental structure;

- operating the property and providing building services;

- managing operating expenses; and

- assuring that maintenance and capital improvements are carried out in a timely fashion.

Properties deriving revenues primarily from short term sources, such as hotel guests or short term or month to month leases, are generally more management intensive than properties leased to creditworthy tenants under long term leases.

Certain of the mortgaged properties will be managed by affiliates of the related borrower. If a mortgage loan is in default or undergoing special servicing, such relationship could disrupt the management of the related mortgaged property, which may adversely affect cash flow. However, the related mortgage loans will generally permit, in the case of mortgaged properties managed by borrower affiliates, the lender to remove the related property manager upon the occurrence of an event of default under the related mortgage loan beyond applicable cure periods (or, in some cases, in the event of a foreclosure following such default), and in some cases a decline in cash flow below a specified level or the failure to satisfy some other specified performance trigger.

Concentrations Based on Property Type, Geography, Related Borrowers and Other Factors May Disproportionately Increase Losses

The effect of mortgage pool loan losses will be more severe if the losses relate to mortgage loans that account for a disproportionately large percentage of the pool's aggregate principal balance. As mortgage loans pay down or properties are released, the remaining mortgage loans may face a higher risk with respect to the diversity of property types and property characteristics and with respect to the number of borrowers.

See the table entitled "*Remaining Term to Maturity/ARD in Months*" in Annex A-2 for a stratification of the remaining terms to maturity of the mortgage loans. Because principal on the certificates and/or trust components is payable in sequential order of payment priority, and a class or trust component receives principal only after the preceding class(es) or trust component(s) have been paid in full, classes or trust components that have a lower sequential priority are more likely to face these types of risk of concentration than classes or trust components with a higher sequential priority.

Several of the mortgage loans have cut-off date balances that are substantially higher than the average cut-off date balance. In general, concentrations in mortgage loans with larger-than-average balances can result in losses that are more severe, relative to the size of the mortgage loan pool, than would be the case if the aggregate balance of the mortgage loan pool were more evenly distributed.

A concentration of mortgage loans secured by the same mortgaged property types can increase the risk that a decline in a particular industry or business would have a disproportionately large impact on the pool of mortgage loans. Mortgaged property types representing more than 5.0% of the aggregate principal balance of the pool of mortgage loans as of the cut-off date (based on allocated loan amount) are [LIST APPLICABLE PROPERTY TYPES]. See "*Description of the Mortgage Pool—Mortgage Pool Characteristics—Property Types*" for information on the types of mortgaged properties securing the mortgage loans in the mortgage pool.

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Repayments by borrowers and the market value of the related mortgaged properties could be affected by economic conditions generally or specific to particular geographic areas or regions of the United States, and concentrations of mortgaged properties in particular geographic areas may increase the risk that conditions in the real estate market where the mortgaged property is located, or other adverse economic or other developments or natural disasters (*e.g.*, earthquakes, floods, forest fires, tornadoes or hurricanes or changes in governmental rules or fiscal policies) affecting a particular region of the country, could increase the frequency and severity of losses on mortgage loans secured by those mortgaged properties.

Mortgaged properties securing more than 5.0% of the aggregate principal balance of the pool of mortgage loans as of the cut-off date (based on allocated loan amount) are located in [LIST STATES OR OTHER JURISDICTIONS]. See "*Description of the Mortgage Pool—Mortgage Pool Characteristics—Geographic Concentrations*".

Some of the mortgaged properties are located in areas that, based on low population density, poor economic demographics (such as higher than average unemployment rates, lower than average annual household income and/or overall loss of jobs) and/or negative trends in such regards, would be considered secondary or tertiary markets.

A concentration of mortgage loans with the same borrower or related borrowers also can pose increased risks:

- if a borrower that owns or controls several mortgaged properties (whether or not all of them secure mortgage loans in the mortgage pool) experiences financial difficulty at one mortgaged property, it could defer maintenance at another mortgaged property in order to satisfy current expenses with respect to the first mortgaged property;

- a borrower could also attempt to avert foreclosure by filing a bankruptcy petition that might have the effect of interrupting debt service payments on the mortgage loans in the mortgage pool secured by that borrower's mortgaged properties (subject to the master servicer's and the trustee's obligation to make advances for monthly payments) for an indefinite period; and

- mortgaged properties owned by the same borrower or related borrowers are likely to have common management, common general partners and/or common managing members increasing the risk that financial or other difficulties experienced by such related parties could have a greater impact on the pool of mortgage loans. See "*—A Bankruptcy Proceeding May Result in Losses and Delays in Realizing on the Mortgage Loans*" below.

See "*Description of the Mortgage Pool—Mortgage Pool Characteristics*" for information on the composition of the mortgage pool by property type and geographic distribution and loan concentration.

Adverse Environmental Conditions at or Near Mortgaged Properties May Result in Losses

The issuing entity could become liable for a material adverse environmental condition at an underlying mortgaged property. Any such potential liability could reduce or delay payments on the offered certificates.

Each of the mortgaged properties was either (i) subject to environmental site assessments prior to the time of origination of the related mortgage loan (or, in certain limited cases, after origination) including Phase I environmental site assessments or updates of previously performed Phase I environmental site assessments, or (ii) subject to a secured creditor environmental insurance policy or other environmental insurance policy. See "*Description of the Mortgage Pool—Environmental Considerations*".

We cannot assure you that the environmental assessments revealed all existing or potential environmental risks or that all adverse environmental conditions have been or will be completely abated or remediated or that any reserves, insurance or operations and maintenance plans will be sufficient to remediate the environmental conditions. Moreover, we cannot assure you that:

- future laws, ordinances or regulations will not impose any material environmental liability; or

- the current environmental condition of the mortgaged properties will not be adversely affected by tenants or by the condition of land or operations in the vicinity of the mortgaged properties (such as underground storage tanks).

We cannot assure you that with respect to any mortgaged property that any remediation plan or any projected remedial costs or time is accurate or sufficient to complete the remediation objectives, or that no additional contamination requiring environmental investigation or remediation will not be discovered on any mortgaged property. Likewise, all environmental policies naming the lender as named insured cover certain risks or events specifically identified in the policy, but the coverage is limited by its terms, conditions, limitations and exclusions, and does not purport to cover all environmental conditions whatsoever affecting the applicable mortgaged property, and we cannot assure you that any environmental conditions currently known, suspected, or unknown and discovered in the future will be covered by the terms of the policy.

Before the trustee, the special servicer or the master servicer, as applicable, acquires title to a mortgaged property on behalf of the issuing entity or assumes operation of the property, it will be required to obtain an environmental assessment of such mortgaged property, or rely on a recent environmental assessment. This requirement is intended to mitigate the risk that the issuing entity will become liable under any environmental law. There is accordingly some risk that the mortgaged property will decline in value while this assessment is being obtained or remedial action is being taken. Moreover, we cannot assure you that this requirement will effectively insulate the issuing entity from potential liability under environmental laws. Any such potential liability could reduce or delay distributions to certificateholders.

See "*Description of the Mortgage Pool—Environmental Considerations*" for additional information on environmental conditions at mortgaged properties securing certain mortgage loans in the issuing entity. See also representation number [__] in Annex D-1 and the identified exceptions to that representation in Annex D-2.

See "*Transaction Parties—The Sponsors and Mortgage Loan Sellers—Bank of America, National Association,— Bank of America's Commercial Mortgage Loan Underwriting Standards—Environmental Site Assessment*", "*—[_____]*", "*Pooling and Servicing Agreement—Realization Upon Mortgage Loans*" and "*Certain Legal Aspects of Mortgage Loans*".

See "*Certain Legal Aspects of Mortgage Loans—Environmental Considerations*".

Risks Related to Redevelopment, Expansion and Renovation at Mortgaged Properties

Certain of the mortgaged properties are properties which are currently undergoing or, in the future, are expected to undergo redevelopment, expansion or renovation. To the extent applicable, we cannot assure you that any escrow or reserve collected, if any, will be sufficient to complete the current renovation or be otherwise sufficient to satisfy any tenant improvement expenses at a mortgaged property. Failure to complete those planned improvements may have a material adverse effect on the cash flow at the mortgaged property and the related borrower's ability to meet its payment obligations under the mortgage loan documents.

[Certain of the hotel properties securing the mortgage loans are currently undergoing or are scheduled to undergo renovations or property improvement plans ("PIPs"). In some circumstances, these renovations or PIPs may necessitate taking a portion of the available guest rooms temporarily offline, temporarily decreasing the number of available rooms and the revenue generating capacity of the related hotel property. In other cases, these renovations may involve renovations of common spaces or external features of the related hotel property, which may cause disruptions or otherwise decrease the attractiveness of the related hotel property to potential guests. These PIPs may be required under the related franchise or management agreement and a failure to timely complete them may result in a termination or expiration of a franchise or management agreement and may be an event of default under the related mortgage loan.]

[Certain of the retail properties securing the mortgage loans are currently undergoing or are scheduled to undergo renovations or property expansions. Such renovations or expansions may be required under tenant leases and a failure to timely complete such renovations or expansions may result in a termination of such lease and may have a material adverse effect on the cash flow at the mortgaged property and the related borrower's ability to meet its payment obligations under the mortgage loan documents.]

We cannot assure you that current or planned redevelopment, expansion or renovation will be completed at all, that such redevelopment, expansion or renovation will be completed in the time frame contemplated, or that, when and if such redevelopment, expansion or renovation is completed, such redevelopment, expansion or renovation will improve the operations at, or increase the value of, the related mortgaged property. Failure of any of the foregoing to occur could have a material negative impact on the related mortgaged property, which could affect the ability of the related borrower to repay the related mortgage loan.

In the event the related borrower fails to pay the costs for work completed or material delivered in connection with such ongoing redevelopment, expansion or renovation, the portion of the mortgaged property on which there are renovations may be subject to mechanic's or materialmen's liens that may be senior to the lien of the related mortgage loan.

The existence of construction or renovation at a mortgaged property may take rental units or rooms or leasable space "off-line" or otherwise make space unavailable for rental, impair access or traffic at or near the mortgaged property, or, in general, make that mortgaged property less attractive to tenants or their customers, and accordingly could have a negative effect on net operating income. In addition, any such construction or renovation at a mortgaged property may temporarily interfere with the use and operation of any portion of such mortgaged property. See "*Description of the Mortgage Pool—Redevelopment, Renovation and Expansion*" for information regarding mortgaged properties which are currently undergoing or, in the future, are expected to undergo redevelopment, expansion or renovation. See also Annex A-2 for additional information on redevelopment, renovation and expansion at the mortgaged properties securing the [10] largest mortgage loans.

Some Mortgaged Properties May Not Be Readily Convertible to Alternative Uses

Certain mortgaged properties securing the mortgage loans may have specialty use tenants and may not be readily convertible (or convertible at all) to alternative uses if those properties were to become unprofitable for any reason.

For example, retail, mixed-use or office properties may have theater tenants. Properties with theater tenants are exposed to certain unique risks. Aspects of building site design and adaptability affect the value of a theater. In addition, decreasing attendance at a theater could adversely affect revenue of the theater, which may, in turn, cause the tenant to experience financial difficulties, resulting in downgrades in their credit ratings and, in certain cases, bankruptcy filings. In addition, because of unique construction requirements of theaters, any vacant theater space would not easily be converted to other uses.

Retail, mixed-use or office properties may also have health clubs as tenants. Several factors may adversely affect the value and successful operation of a health club, including:

the physical attributes of the health club (*e.g.*, its age, appearance and layout);

the reputation, safety, convenience and attractiveness of the property to users;

management's ability to control membership growth and attrition;

competition in the tenant's marketplace from other health clubs and alternatives to health clubs; and

adverse changes in economic and social conditions and demographic changes (*e.g.*, population decreases or changes in average age or income), which may result in decreased demand.

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In addition, there may be significant costs associated with changing consumer preferences (*e.g.*, multipurpose clubs from single-purpose clubs or varieties of equipment, classes, services and amenities). In addition, health clubs may not be readily convertible to alternative uses if those properties were to become unprofitable for any reason. The liquidation value of any such health club consequently may be less than would be the case if the property were readily adaptable to changing consumer preferences for other uses.

Certain retail, mixed use or office properties may be partially comprised of a parking garage. Parking garages and parking lots present risks not associated with other properties. The primary source of income for parking lots and garages is the rental fees charged for parking spaces.

Factors affecting the success of a parking lot or garage include:

the number of rentable parking spaces and rates charged;

the location of the lot or garage and, in particular, its proximity to places where large numbers of people work, shop or live;

the amount of alternative parking spaces in the area;

the availability of mass transit; and

the perceptions of the safety, convenience and services of the lot or garage.

Aspects of building site design and adaptability affect the value of a parking garage facility. Site characteristics that are valuable to a parking garage facility include location, clear ceiling heights, column spacing, zoning restrictions, number of spaces and overall functionality and accessibility.

In addition, because of the unique construction requirements of many parking garages and because a parking lot is often vacant paved land without any structure, a vacant parking garage facility or parking lot may not be easily converted to other uses.

Mortgaged properties may have other specialty use tenants, such as medical and dental offices, gas stations, data centers, urgent care facilities, daycare centers and/or restaurants, as part of the mortgaged property.

In the case of specialty use tenants such as restaurants and theaters, aspects of building site design and adaptability affect the value of such properties and other retailers at the mortgaged property. Decreasing patronage at such properties could adversely affect revenue of the property, which may, in turn, cause the tenants to experience financial difficulties, resulting in downgrades in their credit, lease defaults, ratings and, in certain cases, bankruptcy filings. See "*Performance of the Mortgage Loans Will Be Highly Dependent on the Performance of Tenants and Tenant Leases—Tenant Bankruptcy Could Result in a Rejection of the Related Lease*" below. Additionally, receipts at such properties are also affected not only by objective factors but by subjective factors. For instance, restaurant receipts are affected by such varied influences as the current personal income levels in the community, an individual consumer's preference for type of food, style of dining and restaurant atmosphere, the perceived popularity of the restaurant, food safety concerns related to personal health with the handling of food items at the restaurant or by food suppliers and the actions and/or behaviors of staff and management and level of service to the customers. In addition, because of unique construction requirements of such properties, any vacant space would not easily be converted to other uses.

Mortgaged properties with specialty use tenants may not be readily convertible (or convertible at all) to alternative uses if those properties were to become unprofitable, or the leased spaces were to become vacant, for any reason due to their unique construction requirements. In addition, converting commercial properties to alternate uses generally requires substantial capital expenditures and could result in a significant adverse effect on, or interruption of, the revenues generated by such properties.

In addition, a mortgaged property may not be readily convertible due to restrictive covenants related to such mortgaged property, including in the case of mortgaged properties that are subject to a condominium regime or subject to a ground lease, the use and other restrictions imposed by the condominium declaration and other related documents, especially in a situation where a mortgaged property does not represent the entire condominium regime. See "—*Condominium Ownership May Limit Use and Improvements*" above.

Some of the mortgaged properties may be part of tax-reduction programs that apply only if the mortgaged properties are used for certain purposes. Such properties may be restricted from being converted to alternative uses because of such restrictions.

Some of the mortgaged properties have government tenants or other tenants which may have space that was "built to suit" that particular tenant's uses and needs. For example, a government tenant may require enhanced security features that required additional construction or renovation costs and for which the related tenant may pay above market rent. However, such enhanced features may not be necessary for a new tenant (and such new tenant may not be willing to pay the higher rent associated with such features). While a government office building or government leased space may be usable as a regular office building or tenant space, the rents that may be collected in the event the government tenant does not renew its lease may be significantly lower than the rent currently collected.

Additionally, zoning, historical preservation or other restrictions also may prevent alternative uses. See "—*Risks Related to Zoning Non-Compliance and Use Restrictions*" below.

Risks Related to Zoning Non-Compliance and Use Restrictions

Certain of the mortgaged properties may not comply with current zoning laws, including density, use, parking, height, landscaping, open space and set back requirements, due to changes in zoning requirements after such mortgaged properties were constructed. These properties, as well as those for which variances or special permits were issued or for which non-conformity with current zoning laws is otherwise permitted, are considered to be a "legal non-conforming use" and/or the improvements are considered to be "legal non-conforming structures". This means that the borrower is not required to alter its structure to comply with the existing or new law; however, the borrower may not be able to rebuild the premises "as-is" in the event of a substantial casualty loss. This may adversely affect the cash flow of the property following the loss. If a substantial casualty were to occur, we cannot assure you that insurance proceeds would be available to pay the mortgage loan in full. In addition, if a non-conforming use were to be discontinued and/or the property were repaired or restored in conformity with the current law, the value of the property or the revenue-producing potential of the property may not be equal to that before the casualty.

In addition, certain of the mortgaged properties that do not conform to current zoning laws may not be "legal non-conforming uses" or "legal non-conforming structures". The failure of a mortgaged property to comply with zoning laws or to be a "legal non-conforming use" or "legal non-conforming structure" may adversely affect market value of the mortgaged property or the borrower's ability to continue to use it in the manner it is currently being used or may necessitate material additional expenditures to remedy non-conformities. In some cases, the related borrower has obtained law and ordinance insurance to cover additional costs that result from rebuilding the mortgaged property in accordance with current zoning requirements. However, if as a result of the applicable zoning laws the rebuilt improvements are smaller or less attractive to tenants than the original improvements, the resulting loss in income will generally not be covered by law and ordinance insurance. Zoning protection insurance will generally reimburse the lender for the difference between (i) the mortgage loan balance on the date of damage loss to the mortgaged property from an insured peril and (ii) the total insurance proceeds at the time of the damage to the mortgaged property if such mortgaged property cannot be rebuilt to its former use due to new zoning ordinances.

In addition, certain of the mortgaged properties may be subject to certain use restrictions and/or operational requirements imposed pursuant to development agreements, ground leases, restrictive covenants, reciprocal easement agreements or operating agreements or historical landmark designations or, in the case of those mortgaged properties that are condominiums, condominium declarations or other condominium use restrictions or regulations, especially in a situation where the mortgaged property does not represent the entire condominium building. Such use restrictions could include, for example, limitations on the character of the improvements or the properties, limitations affecting noise and parking requirements, among other things, and limitations on the borrowers' right to operate certain types of facilities within a prescribed radius. These limitations impose upon the borrower stricter requirements with respect to repairs and alterations, including following a casualty loss. These limitations could adversely affect the ability of the related borrower to lease the mortgaged property on favorable terms, thus adversely affecting the borrower's ability to fulfill its obligations under the related mortgage loan. In addition, any alteration, reconstruction, demolition, or new construction affecting a mortgaged property designated a historical landmark may require prior approval. Any such approval process, even if successful, could delay any redevelopment or alteration of a related property. The liquidation value of such property, to the extent subject to limitations of the kind described above or other limitations on convertibility of use, may be substantially less than would be the case if such property was readily adaptable to other uses or redevelopment. See "*Description of the Mortgage Pool—Use Restrictions*" for examples of mortgaged properties that are subject to restrictions relating to the use of the mortgaged properties.

Risks Relating to Inspections of Properties

Licensed engineers or consultants inspected the mortgaged properties at or about the time of the origination of the mortgage loans to assess items such as structural integrity of the buildings and other improvements on the mortgaged property, including exterior walls, roofing, interior construction, mechanical and electrical systems and general condition of the site, buildings and other improvements. However, we cannot assure you that all conditions requiring repair or replacement were identified. No additional property inspections were conducted in connection with the closing of the offered certificates.

Risks Relating to Costs of Compliance with Applicable Laws and Regulations

A borrower may be required to incur costs to comply with various existing and future federal, state or local laws and regulations applicable to the related mortgaged property, for example, zoning laws and the Americans with Disabilities Act of 1990, as amended, which requires all public accommodations to meet certain federal requirements related to access and use by persons with disabilities. See "*Certain Legal Aspects of Mortgage Loans—Americans with Disabilities Act*". The expenditure of these costs or the imposition of injunctive relief, penalties or fines in connection with the borrower's noncompliance could negatively impact the borrower's cash flow and, consequently, its ability to pay its mortgage loan.

Insurance May Not Be Available or Adequate

Although the mortgaged properties are required to be insured, or self-insured by a sole tenant of a related building or group of buildings, against certain risks, there is a possibility of casualty loss with respect to the mortgaged properties for which insurance proceeds may not be adequate or which may result from risks not covered by insurance.

In addition, certain types of mortgaged properties, such as manufactured housing and recreational vehicle communities, have few or no insurable buildings or improvements and thus do not have casualty insurance or low limits of casualty insurance in comparison with the related mortgage loan balances.

In addition, hazard insurance policies will typically contain co-insurance clauses that in effect require an insured at all times to carry insurance of a specified percentage, generally 80% to 90%, of the full replacement value of the improvements on the related mortgaged property in order to recover the full amount of any partial loss. As a result, even if insurance coverage is maintained, if the insured's coverage falls below this specified percentage, those clauses generally provide that the insurer's liability in the event of partial loss does not exceed the lesser of (1) the replacement cost of the improvements less physical depreciation and (2) that proportion of the loss as the amount of insurance carried bears to the specified percentage of the full replacement cost of those improvements.

Certain of the mortgaged properties may be located in areas that are considered a high earthquake risk (seismic zones 3 or 4). See "*Description of the Mortgage Pool—Mortgage Pool Characteristics—Geographic Concentrations*".

Furthermore, with respect to certain mortgage loans, the insurable value of the related mortgaged property as of the origination date of the related mortgage loan was lower than the principal balance of the related mortgage loan. In the event of a casualty when a borrower is not required to rebuild or cannot rebuild, we cannot assure you that the insurance required with respect to the related mortgaged property will be sufficient to pay the related mortgage loan in full and there is no "gap" insurance required under such mortgage loan to cover any difference. In those circumstances, a casualty that occurs near the maturity date may result in an extension of the maturity date of the mortgage loan if the master servicer, in accordance with the servicing standard, determines that such extension was in the best interest of certificateholders.

The mortgage loans do not all require flood insurance on the related mortgaged properties unless they are in a flood zone and flood insurance is available and, in certain instances, even where the related mortgaged property was in a flood zone and flood insurance was available, flood insurance was not required.

We cannot assure you that the borrowers will in the future be able to comply with requirements to maintain adequate insurance with respect to the mortgaged properties, and any uninsured loss could have a material adverse impact on the amount available to make payments on the related mortgage loan, and consequently, the offered certificates. As with all real estate, if reconstruction (for example, following fire or other casualty) or any major repair or improvement is required to the damaged property, changes in laws and governmental regulations may be applicable and may materially affect the cost to, or ability of, the borrowers to effect such reconstruction, major repair or improvement. As a result, the amount realized with respect to the mortgaged properties, and the amount available to make payments on the related mortgage loan, and consequently, the offered certificates, could be reduced. In addition, we cannot assure you that the amount of insurance required or provided would be sufficient to cover damages caused by any casualty, or that such insurance will be available in the future at commercially reasonable rates. See representation number [__] in "*Annex D-1—Mortgage Loan Representations and Warranties*" and the exceptions to that representation in "*Annex D-2—Exceptions to Mortgage Loan Representations and Warranties*".

Terrorism Insurance May Not Be Available for All Mortgaged Properties

The occurrence or the possibility of terrorist attacks could (1) lead to damage to one or more of the mortgaged properties if any terrorist attacks occur or (2) result in higher costs for security and insurance premiums or diminish the availability of insurance coverage for losses related to terrorist attacks, particularly for large properties, which could adversely affect the cash flow at those mortgaged properties.

After the September 11, 2001 terrorist attacks in New York City and the Washington, D.C. area, all forms of insurance were impacted, particularly from a cost and availability perspective, including comprehensive general liability and business interruption or rent loss insurance policies required by typical mortgage loans. To give time for private markets to develop a pricing mechanism for terrorism risk and to build capacity to absorb future losses that may occur due to terrorism, the Terrorism Risk Insurance Act of 2002 was enacted on November 26, 2002, establishing the Terrorism Insurance Program. The Terrorism Insurance Program was extended through December 31, 2014 by the Terrorism Risk Insurance Program Reauthorization Act of 2007 and was subsequently reauthorized on January 12, 2015 for a period of six years through December 31, 2020 pursuant to the Terrorism Risk Insurance Program Reauthorization Act of 2015 ("TRIPRA").

The Terrorism Insurance Program requires insurance carriers to provide terrorism coverage in their basic "all-risk" policies. Any commercial property and casualty terrorism insurance exclusion that was in force on November 26, 2002 is automatically void to the extent that it excluded losses that would otherwise be insured losses. Any state approval of those types of exclusions in force on November 26, 2002 is also void.

Under the Terrorism Insurance Program, the federal government shares in the risk of losses occurring within the United States resulting from acts committed in an effort to influence or coerce United States civilians or the United States government. The federal share of compensation for insured losses of an insurer equals 85% (subject to annual 1% decreases beginning in 2016 until such percentage equals 80%) of the portion of such insured losses that exceed a deductible equal to 20% of the value of the insurer's direct earned premiums over the calendar year immediately preceding that program year. Federal compensation in any program year is capped at $100 billion (with insurers being liable for any amount that exceeds such cap), and no compensation is payable with respect to a terrorist act unless the aggregate industry losses relating to such act exceed $100 million (subject to annual $20 million increases beginning in 2016 until such threshold equals $200 million). The Terrorism Insurance Program does not cover nuclear, biological, chemical or radiological attacks. Unless a borrower obtains separate coverage for events that do not meet the thresholds or other requirements above, such events will not be covered.

If the Terrorism Insurance Program is not reenacted after its expiration in 2020, premiums for terrorism insurance coverage will likely increase and the terms of such insurance policies may be materially amended to increase stated exclusions or to otherwise effectively decrease the scope of coverage available (perhaps to the point where it is effectively not available). In addition, to the extent that any insurance policies contain "sunset clauses" (i.e., clauses that void terrorism coverage if the federal insurance backstop program is not renewed), then such policies may cease to provide terrorism insurance upon the expiration of the Terrorism Insurance Program. We cannot assure you that the Terrorism Insurance Program or any successor program will create any long term changes in the availability and cost of such insurance. Moreover, future legislation, including regulations expected to be adopted by the Treasury Department pursuant to TRIPRA, may have a material effect on the availability of federal assistance in the terrorism insurance market. To the extent that uninsured or underinsured casualty losses occur with respect to the related mortgaged properties, losses on the mortgage loans may result. In addition, the failure to maintain such terrorism insurance may constitute a default under the related mortgage loan.

Some of the mortgage loans do not require the related borrower to maintain terrorism insurance. In addition, most of the mortgage loans contain limitations on the related borrower's obligation to obtain terrorism insurance, such as (i) waiving the requirement that such borrower maintain terrorism insurance if such insurance is not available at commercially reasonable rates, (ii) providing that the related borrower is not required to spend in excess of a specified dollar amount (or in some cases, a specified multiple of what is spent on other insurance) in order to obtain such terrorism insurance, (iii) requiring coverage only for as long as the TRIPRA is in effect, or (iv) requiring coverage only for losses arising from domestic acts of terrorism or from terrorist acts certified by the federal government as "acts of terrorism" under the TRIPRA. See "*Annex A-3—Significant Loan Summaries*" for a summary of the terrorism insurance requirements under each of the [ten] largest mortgage loans.

We cannot assure you that all of the mortgaged properties will be insured against the risks of terrorism and similar acts. As a result of any of the foregoing, the amount available to make distributions on your certificates could be reduced.

Other mortgaged properties securing mortgage loans may also be insured under a blanket policy or self-insured or insured by a sole tenant. See "—*Risks Associated with Blanket Insurance Policies or Self-Insurance*" below.

We cannot assure you that all of the mortgaged properties will be insured against the risks of terrorism and similar acts. As a result of any of the foregoing, the amount available to make distributions on your certificates could be reduced.

Risks Associated with Blanket Insurance Policies or Self-Insurance

Certain of the mortgaged properties are covered by blanket insurance policies, which also cover other properties of the related borrower or its affiliates (including certain properties in close proximity to the mortgaged properties). In the event that such policies are drawn on to cover losses on such other properties, the amount of insurance coverage available under such policies would thereby be reduced and could be insufficient to cover each mortgaged property's insurable risks. In addition, with respect to some of the mortgaged properties, a sole or significant tenant is allowed to provide self-insurance against risks.

Additionally, if the mortgage loans that allow coverage under blanket insurance policies are part of a group of mortgage loans with related borrowers, then all of the related mortgaged properties may be covered under the same blanket policy, which may also cover other properties owned by affiliates of such borrowers.

Certain mortgaged properties may also be insured or self-insured by a sole or significant tenant, as further described under "*Description of the Mortgage Pool—Insurance Considerations*".

Limited Information Causes Uncertainty

Historical Information. Some of the mortgage loans that we intend to include in the issuing entity are secured in whole or in part by mortgaged properties for which limited or no historical operating information is available. As a result, you may find it difficult to analyze the historical performance of those mortgaged properties.

A mortgaged property may lack prior operating history or historical financial information because it is newly constructed or renovated, it is a recent acquisition by the related borrower or it is a single-tenant property that is subject to a triple net lease. In addition, a tenant's lease may contain confidentiality provisions that restrict the sponsors' access to or disclosure of such tenant's financial information. The underwritten net cash flows and underwritten net operating income for such mortgaged properties are derived principally from current rent rolls or tenant leases and historical expenses, adjusted to account for inflation, significant occupancy increases and a market rate management fee. In some cases, underwritten net cash flows and underwritten net operating income for mortgaged properties are based all or in part on leases (or letters of intent) that are not yet in place (and may still be under negotiation) or on tenants that may have signed a lease (or letter of intent), or lease amendment expanding the leased space, but are not yet in occupancy and/or paying rent), which present certain risks described in "— *Underwritten Net Cash Flow Could Be Based On Incorrect or Failed Assumptions*" below.

See Annex A-1 for certain historical financial information relating to the mortgaged properties, including net operating income for the most recent reporting period and prior three calendar years, to the extent available.

Ongoing Information. The primary source of ongoing information regarding the offered certificates, including information regarding the status of the related mortgage loans and any credit support for the offered certificates, will be the periodic reports delivered to you. See "*Description of the Certificates—Reports to Certificateholders; Certain Available Information*". We cannot assure you that any additional ongoing information regarding the offered certificates will be available through any other source. The limited nature of the available information in respect of the offered certificates may adversely affect their liquidity, even if a secondary market for the offered certificates does develop.

We are not aware of any source through which pricing information regarding the offered certificates will be generally available on an ongoing basis or on any particular date.

Underwritten Net Cash Flow Could Be Based On Incorrect or Failed Assumptions

As described under "*Description of the Mortgage Pool—Additional Information*", underwritten net cash flow generally includes cash flow (including any cash flow from master leases) adjusted based on a number of assumptions used by the sponsors. We make no representation that the underwritten net cash flow set forth in this prospectus as of the cut-off date or any other date represents actual future net cash flows. For example, with respect to certain mortgage loans included in the issuing entity, the occupancy of the related mortgaged property reflects tenants that (i) may not have yet actually executed leases (or letters of intent), (ii) have signed leases but have not yet taken occupancy and/or are not paying full contractual rent, (iii) are seeking or may in the future seek to sublet all or a portion of their respective spaces, (iv) are "dark" tenants but paying rent, or (v) are affiliates of the related borrower and are leasing space pursuant to a master lease or a space lease. Similarly, with respect to certain mortgage loans included in the issuing entity, the underwritten net cash flow may be based on certain tenants that have not yet executed leases or that have signed leases but are not yet in place and/or are not yet paying rent, or have a signed lease or lease amendment expanding the leased space, but are not yet in occupancy in all or a portion of their space and/or paying rent, or may assume that future contractual rent steps (during some or all of the remaining term of a lease) have occurred. In many cases, co-tenancy provisions were assumed to be satisfied and vacant space was assumed to be occupied and space that was due to expire was assumed to have been re-let, in each case at market rates that may have exceeded current rent. You should review these and other similar assumptions and make your own determination of the appropriate assumptions to be used in determining underwritten net cash flow.

In addition, underwritten or adjusted cash flows, by their nature, are speculative and are based upon certain assumptions and projections. The failure of these assumptions or projections in whole or in part could cause the underwritten net operating income (calculated as described in "*Description of the Mortgage Pool—Additional Information*") to vary substantially from the actual net operating income of a mortgaged property.

In the event of the inaccuracy of any assumptions or projections used in connection with the calculation of underwritten net cash flow, the actual net cash flow could be significantly different (and, in some cases, may be materially less) than the underwritten net cash flow presented in this prospectus, and this would change other numerical information presented in this prospectus based on or derived from the underwritten net cash flow, such as the debt service coverage ratios or debt yield presented in this prospectus. We cannot assure you that any such assumptions or projections made with respect to any mortgaged property will, in fact, be consistent with that mortgaged property's actual performance.

The Mortgage Loans Have Not Been Reviewed or Re-Underwritten by Us

Although the sponsors have conducted a review of the mortgage loans to be sold to us for this securitization transaction, we, as the depositor, for this securitization transaction, have neither originated the mortgage loans nor conducted a review or re-underwriting of the mortgage loans. Instead, we have relied on the representations and warranties made by the applicable sponsors and the remedies for breach of a representation and warranty as described under "*Description of the Mortgage Loan Purchase Agreements*" and the sponsor's description of its underwriting criteria described under "*Transaction Parties—The Sponsors and Mortgage Loan Sellers—Bank of America, National Association—Bank of America's Commercial Mortgage Loan Underwriting Standards*." A description of the review conducted by each sponsor for this securitization transaction is set forth under "*Transaction Parties—The Sponsors and Mortgage Loan Sellers—Bank of America, National Association—Review of Bank of America Mortgage Loans*."

The representations and warranties made by the sponsors may not cover all of the matters that one would review in underwriting a mortgage loan and you should not view them as a substitute for re-underwriting the mortgage loans. Furthermore, these representations and warranties in some respects represent an allocation of risk rather than a confirmed description of the mortgage loans. If we had re-underwritten the mortgage loans, it is possible that the re-underwriting process may have revealed problems with a mortgage loan not covered by a representation or warranty or may have revealed inaccuracies in the representations and warranties. See "*—Other Risks Relating to the Certificates—Sponsors May Not Make Required Repurchases or Substitutions of Defective Mortgage Loans or Pay Any Loss of Value Payment Sufficient to Cover All Losses on a Defective Mortgage Loan*" below, and "*Description of the Mortgage Loan Purchase Agreements*".

As a result of the foregoing, you are advised and encouraged to make your own investment decision based on a careful review of the information set forth in this prospectus and your own view of the mortgage pool.

Static Pool Data Would Not Be Indicative of the Performance of this Pool

As a result of the distinct nature of each pool of commercial mortgage loans, and the separate mortgage loans within the pool, this prospectus does not include disclosure concerning the delinquency and loss experience of static pools of periodic originations by any sponsor of assets of the type to be securitized (known as "static pool data"). In particular, static pool data showing a low level of delinquencies and defaults would not be indicative of the performance of this pool or any other pools of mortgage loans originated by the same sponsor or sponsors.

While there may be certain common factors affecting the performance and value of income-producing real properties in general, those factors do not apply equally to all income-producing real properties and, in many cases, there are unique factors that will affect the performance and/or value of a particular income-producing real property. Moreover, the effect of a given factor on a particular real property will depend on a number of variables, including but not limited to property type, geographic location, competition, sponsorship and other characteristics of the property and the related commercial mortgage loan. Each income-producing real property represents a separate and distinct business venture and, as a result, each of the mortgage loans requires a unique underwriting analysis. Furthermore, economic and other conditions affecting real properties, whether worldwide, national, regional or local, vary over time. The performance of a pool of mortgage loans originated and outstanding under a given set of economic conditions may vary significantly from the performance of an otherwise comparable mortgage pool originated and outstanding under a different set of economic conditions.

Therefore, you should evaluate this offering on the basis of the information set forth in this prospectus with respect to the mortgage loans, and not on the basis of the performance of other pools of securitized commercial mortgage loans.

Appraisals May Not Reflect Current or Future Market Value of Each Property

Appraisals were obtained with respect to each of the mortgaged properties at or about the time of origination of the applicable mortgage loan (or whole loan, if applicable) or at or around the time of the acquisition of the mortgage loan (or whole loan, if applicable) by the related sponsor. See Annex A-1 for the dates of the latest appraisals for the mortgaged properties. We have not obtained new appraisals of the mortgaged properties or assigned new valuations to the mortgage loans in connection with the offering of the offered certificates. The market values of the mortgaged properties could have declined since the origination of the related mortgage loans.

In general, appraisals represent the analysis and opinion of qualified appraisers and are not guarantees of present or future value. One appraiser may reach a different conclusion than that of a different appraiser with respect to the same property. The appraisals seek to establish the amount a typically motivated buyer would pay a typically motivated seller and, in certain cases, may have taken into consideration the purchase price paid by the borrower. The amount could be significantly higher than the amount obtained from the sale of a mortgaged property in a distress or liquidation sale.

Information regarding the appraised values of the mortgaged properties (including loan-to-value ratios) presented in this prospectus is not intended to be a representation as to the past, present or future market values of the mortgaged properties. For example, in some cases, a borrower or its affiliate may have acquired the related mortgaged property for a price or otherwise for consideration in an amount that is less than the related appraised value specified on Annex A-1, including at a foreclosure sale or through acceptance of a deed-in-lieu of foreclosure. Historical operating results of the mortgaged properties used in these appraisals, as adjusted by various assumptions, estimates and subjective judgments on the part of the appraiser, may not be comparable to future operating results. In addition, certain appraisals may be based on extraordinary assumptions, including without limitation, that certain tenants are in-place and paying rent when such tenants have not yet taken occupancy or that certain renovations or property improvement plans have been completed. Additionally, certain appraisals with respect to mortgage loans secured by multiple mortgaged properties may have been conducted on a portfolio basis rather than on an individual property basis, and the sum of the values of the individual properties may be different from (and in some cases may be less than) the appraised value of the aggregate of such properties on a

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portfolio basis. In addition, other factors may impair the mortgaged properties' value without affecting their current net operating income, including:

changes in governmental regulations, zoning or tax laws;

potential environmental or other legal liabilities;

the availability of refinancing; and

changes in interest rate levels.

In certain cases, appraisals may reflect [both "as-stabilized" and "as-is"] values. However, the appraised value reflected in this prospectus with respect to each mortgaged property, except as described under "*Description of the Mortgage Pool—Certain Calculations and Definitions*", reflects only the "as-is" value (or, in certain cases, may reflect the "as-stabilized" value as a result of the satisfaction of the related conditions or assumptions unless otherwise specified), which may contain certain assumptions, such as future construction completion, projected re-tenanting or increased tenant occupancies. See "*Description of the Mortgage Pool—Appraised Value*".

Additionally, with respect to the appraisals setting forth assumptions, particularly those setting forth extraordinary assumptions, as to the "as-is" and "as-stabilized" values, we cannot assure you that those assumptions are or will be accurate or that the "as-stabilized" value will be the value of the related mortgaged property at the indicated stabilization date or at maturity or anticipated repayment date. Any engineering report, site inspection or appraisal represents only the analysis of the individual consultant, engineer or inspector preparing such report at the time of such report, and may not reveal all necessary or desirable repairs, maintenance and capital improvement items. See "*Transaction Parties—The Sponsors and Mortgage Loan Sellers— Bank of America's Commercial Mortgage Loan Underwriting Standards*" for additional information regarding the appraisals. We cannot assure you that the information set forth in this prospectus regarding the appraised values or loan-to-value ratios accurately reflects past, present or future market values of the mortgaged properties or the amount that would be realized upon a sale of the related mortgaged property.

[Seasoned Mortgage Loans Present Additional Risk of Repayment

Certain of the mortgage loans are seasoned mortgage loans and were originated [__] and [__] months, respectively, prior to the cut-off date. There are a number of risks associated with seasoned mortgage loans that are not present, or are present to a lesser degree, with more recently originated mortgage loans. For example:

property values and surrounding areas have likely changed since origination; origination standards at the time the mortgage loans were originated may have been different than current origination standards;

the business circumstances and financial condition of the related borrowers and tenants may have changed since the mortgage loans were originated;

the environmental circumstances at the mortgaged properties may have changed since the mortgage loans were originated;

the physical condition of the mortgaged properties or improvements may have changed since origination; and

the circumstances of the mortgaged properties, the borrower and the tenants may have changed in other respects since.

In addition, any seasoned mortgage loan may not satisfy all of the related sponsor's underwriting standards. See "*Transaction Parties—The Sponsors and Mortgage Loan Sellers*".]

The Performance of a Mortgage Loan and Its Related Mortgaged Property Depends in Part on Who Controls the Borrower and Mortgaged Property

The operation and performance of a mortgage loan will depend in part on the identity of the persons or entities who control the borrower and the mortgaged property. The performance of a mortgage loan may be adversely affected if control of a borrower changes, which may occur, for example, by means of transfers of direct or indirect ownership interests in the borrower, or if the mortgage loan is assigned to and assumed by another person or entity along with a transfer of the property to that person or entity.

Many of the mortgage loans generally place certain restrictions on the transfer and/or pledging of general partnership and managing member equity interests in a borrower, such as specific percentage or control limitations, although some have current or permit future mezzanine or subordinate debt. We cannot assure you the ownership of any of the borrowers would not change during the term of the related mortgage loan and result in a material adverse effect on your certificates. See "*Description of the Mortgage Pool—Additional Indebtedness"* and *"—Certain Terms of the Mortgage Loans—"Due-On-Sale" and "Due-On-Encumbrance" Provisions*".

The Borrower's Form of Entity May Cause Special Risks

The borrowers are legal entities rather than individuals. Mortgage loans made to legal entities may entail greater risks of loss than those associated with mortgage loans made to individuals. For example, a legal entity, as opposed to an individual, may be more inclined to seek legal protection from its creditors under the bankruptcy laws. Unlike individuals involved in bankruptcies, most entities generally, but not in all cases, do not have personal assets and creditworthiness at stake.

The terms of certain of the mortgage loans require that the borrowers be single-purpose entities and, in most cases, such borrowers' organizational documents or the terms of the mortgage loans limit their activities to the ownership of only the related mortgaged property or mortgaged properties and limit the borrowers' ability to incur additional indebtedness. Such provisions are designed to mitigate the possibility that the borrower's financial condition would be adversely impacted by factors unrelated to the related mortgaged property and mortgage loan. Such borrower may also have previously owned property other than the related mortgaged property or may be a so-called "recycled" single-purpose entity that previously had other business activities and liabilities. However, we cannot assure you that such borrowers have in the past complied, and will comply, with such requirements, and in some cases unsecured debt exists and/or is allowed in the future. Furthermore, in many cases such borrowers are not required to observe all covenants and conditions which typically are required in order for such borrowers to be viewed under standard rating agency criteria as "single purpose entities".

Although a borrower may currently be a single purpose entity, in certain cases the borrowers were not originally formed as single purpose entities, but at origination of the related mortgage loan their organizational documents were amended. That borrower may have previously owned property other than the related mortgaged property and may not have observed all covenants that typically are required to consider a borrower a "single purpose entity" and thus may have liabilities arising from events prior to becoming a single purpose entity.

The organizational documents of a borrower or the direct or indirect managing partner or member of a borrower may also contain requirements that there be one or two independent directors, managers or trustees (depending on the entity form of such borrower) whose vote is required before the borrower files a voluntary bankruptcy or insolvency petition or otherwise institutes insolvency proceedings. Generally, but not always, the independent directors, managers or trustees may only be replaced with certain other independent successors. Although the requirement of having independent directors, managers or trustees is designed to mitigate the risk of a voluntary bankruptcy filing by a solvent borrower, a borrower could file for bankruptcy without obtaining the consent of its independent director(s) (and we cannot assure you that such bankruptcy would be dismissed as an unauthorized filing), and in any case the independent directors, managers or trustees may determine that a bankruptcy filing is an appropriate course of action to be taken by such borrower. Although the independent directors, managers or trustees generally owe no fiduciary duties to entities other than the borrower itself, such determination might take into account the interests and financial condition of such borrower's parent entities and such parent entities' other subsidiaries in addition to those of the borrower. Consequently, the financial distress of an affiliate of a borrower might increase the likelihood of a bankruptcy filing by a borrower.

The bankruptcy of a borrower, or a general partner or managing member of a borrower, may impair the ability of the lender to enforce its rights and remedies under the related mortgage. Certain of the mortgage loans have been made to single purpose limited partnerships that have a general partner or general partners that are not themselves single purpose entities. Such loans are subject to additional bankruptcy risk. The organizational documents of the general partner in such cases do not limit it to acting as the general partner of the partnership. Accordingly there is a greater risk that the general partner may become insolvent for reasons unrelated to the mortgaged property. The bankruptcy of a general partner may dissolve the partnership under applicable state law. In addition, even if the partnership itself is not insolvent, actions by the partnership and/or a bankrupt general partner that are outside the ordinary course of their business, such as refinancing the related mortgage loan, may require prior approval of the bankruptcy court in the general partner's bankruptcy case. The proceedings required to resolve these issues may be costly and time-consuming.

Any borrower, even an entity structured as a single purpose entity, as an owner of real estate, will be subject to certain potential liabilities and risks as an owner of real estate. We cannot assure you that any borrower will not file for bankruptcy protection or that creditors of a borrower or a corporate or individual general partner or managing member of a borrower will not initiate a bankruptcy or similar proceeding against such borrower or corporate or individual general partner or managing member.

Certain borrowers' organizational documents or the terms of certain mortgage loans permit an affiliated property manager to maintain a custodial account on behalf of such borrower and certain affiliates of such borrower into which funds available to such borrower under the terms of the related mortgage loans and funds of such affiliates are held, but which funds are and will continue to be separately accounted for as to each item of income and expense for each related mortgaged property and each related borrower. A custodial account structure for affiliated entities, while common among certain REITs, institutions or independent owners of multiple properties, presents a risk for consolidation of the assets of such affiliates as commingling of funds is a factor a court may consider in considering a request by other creditors for substantive consolidation. Substantive consolidation is an equitable remedy that could result in an otherwise solvent company becoming subject to the bankruptcy proceedings of an insolvent affiliate, making its assets available to repay the debts of affiliated companies. A court has the discretion to order substantive consolidation in whole or in part and may include non-debtor affiliates of the bankrupt entity in the proceedings. In particular, consolidation may be ordered when corporate funds are commingled and used for a principal's personal purposes, inadequate records of transfers are made and corporate entities are deemed an alter ego of a principal. Strict adherence to maintaining separate books and records, avoiding commingling of assets and otherwise maintaining corporate policies designed to preserve the separateness of corporate assets and liabilities make it less likely that a court would order substantive consolidation, but we cannot assure you that the related borrowers, property managers or affiliates will comply with these requirements as set forth in the related mortgage loans.

Furthermore, with respect to any affiliated borrowers, creditors of a common parent in bankruptcy may seek to consolidate the assets of such borrowers with those of the parent. Consolidation of the assets of such borrowers would likely have an adverse effect on the funds available to make distributions on your certificates, and may lead to a downgrade, withdrawal or qualification of the ratings of your certificates.

See "*Description of the Mortgage Pool—Certain Terms of the Mortgage Loans—Single Purpose Entity Covenants*" and "*Certain Legal Aspects of Mortgage Loans—Bankruptcy Laws*".

In addition, borrowers may own a mortgaged property as a Delaware statutory trust or as tenants-in-common. Delaware statutory trusts may be restricted in their ability to actively operate a property, and in the case of a mortgaged property that is owned by a Delaware statutory trust or by tenants-in-common, there is a risk that obtaining the consent of the holders of the beneficial interests in the Delaware statutory trust or the consent of the tenants-in-common will be time consuming and cause

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delays with respect to the taking of certain actions by or on behalf of the borrower, including with respect to the related mortgaged property. See "—*Tenancies-in-Common May Hinder Recovery*" below. See also "*Description of the Mortgage Pool—Delaware Statutory Trusts*".

A Bankruptcy Proceeding May Result in Losses and Delays in Realizing on the Mortgage Loans

Numerous statutory provisions, including the Bankruptcy Code and state laws affording relief to debtors, may interfere with and delay the ability of a secured mortgage lender to obtain payment of a loan, to realize upon collateral and/or to enforce a deficiency judgment. For example, under the Bankruptcy Code, virtually all actions (including foreclosure actions and deficiency judgment proceedings) are automatically stayed upon the filing of a bankruptcy petition, and, often, no interest or principal payments are made during the course of the bankruptcy proceeding. Also, under federal bankruptcy law, the filing of a petition in bankruptcy by or on behalf of a junior lien holder may stay the senior lender from taking action to foreclose out such junior lien. Certain of the mortgage loans have sponsors that have previously filed bankruptcy and we cannot assure you that such sponsors will not be more likely than other sponsors to utilize their rights in bankruptcy in the event of any threatened action by the mortgagee to enforce its rights under the related mortgage loan documents. As a result, the issuing entity's recovery with respect to borrowers in bankruptcy proceedings may be significantly delayed, and the aggregate amount ultimately collected may be substantially less than the amount owed. See "—*Other Financings or Ability To Incur Other Indebtedness Entails Risk*" below, "*Description of the Mortgage Pool—Loan Purpose; Default History, Bankruptcy Issues and Other Proceedings*" and "*Certain Legal Aspects of Mortgage Loans—Bankruptcy Laws*".

Additionally, the courts of any state may refuse the foreclosure of a mortgage or deed of trust when an acceleration of the indebtedness would be inequitable or unjust or the circumstances would render the action unconscionable. See "*Certain Legal Aspects of Mortgage Loans—Foreclosure*".

See also "—*Performance of the Mortgage Loan Will Be Highly Dependent on the Performance of Tenants and Tenant Leases—Tenant Bankruptcy Could Result in a Rejection of the Related Lease*" above.

Litigation Regarding the Mortgaged Properties or Borrowers May Impair Your Distributions

There may be (and there may exist from time to time) pending or threatened legal proceedings against, or disputes with, the borrowers, the borrower sponsors and the managers of the mortgaged properties and their respective affiliates arising out of their ordinary business. We have not undertaken a search for all legal proceedings that relate to the borrowers, borrower sponsors or managers for the mortgaged properties and their respective affiliates. Potential investors are advised and encouraged to perform their own searches related to such matters to the extent relevant to their investment decision. Any such litigation or dispute may materially impair distributions to certificateholders if borrowers must use property income to pay judgments, legal fees or litigation costs. We cannot assure you that any litigation or dispute or any settlement of any litigation or dispute will not have a material adverse effect on your investment.

Additionally, a borrower or a principal of a borrower or affiliate may have been a party to a bankruptcy, foreclosure, litigation or other proceeding, particularly against a lender, or has been convicted of a crime in the past. In addition, certain of the borrower sponsors, property managers, affiliates of any of the foregoing and/or entities controlled thereby have been a party to bankruptcy proceedings, mortgage loan defaults and restructures, discounted payoffs, foreclosure proceedings or deed-in-lieu of foreclosure transactions, or other material proceedings (including criminal proceedings) in the past, whether or not related to the mortgaged property securing a mortgage loan in this securitization transaction. In some cases, mortgaged properties securing certain of the mortgage loans previously secured other loans that had been in default, restructured or the subject of a discounted payoff, foreclosure or deed-in-lieu of foreclosure.

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Certain of the borrower sponsors may have a history of litigation or other proceedings against their lender, in some cases involving various parties to a securitization transaction. We cannot assure you that the borrower sponsors that have engaged in litigation or other proceedings in the past will not commence action against the issuing entity in the future upon any attempt by the special servicer to enforce the mortgage loan documents. Any such actions by the borrower or borrower sponsor may result in significant expense and potential loss to the issuing entity and a shortfall in funds available to make payments on the offered certificates. In addition, certain principals or borrower sponsors may have in the past been convicted of, or pled guilty to, a felony. We cannot assure you that the borrower or principal will not be more likely than other borrowers or principals to avail itself or cause a borrower to avail itself of its legal rights, under the federal bankruptcy code or otherwise, in the event of an action or threatened action by the lender or its servicer to enforce the related mortgage loan documents, or otherwise conduct its operations in a manner that is in the best interests of the lender and/or the mortgaged property. We cannot assure you that any such proceedings or actions will not have a material adverse effect upon distributions on your certificates. Further, borrowers, principals of borrowers, property managers and affiliates of such parties may, in the future, be involved in bankruptcy proceedings, foreclosure proceedings or other material proceedings (including criminal proceedings), whether or not related to the mortgage loans. We cannot assure you that any such proceedings will not negatively impact a borrower's or borrower sponsor's ability to meet its obligations under the related mortgage loan and, as a result could have a material adverse effect upon your certificates.

Often it is difficult to confirm the identity of owners of all of the equity in a borrower, which means that past issues may not be discovered as to such owners. See "*Description of the Mortgage Pool—Litigation and Other Considerations*" and "*—Loan Purpose, Default History, Bankruptcy Issues and Other Proceedings*" for additional information on certain mortgage loans in the issuing entity. See also representation numbers [__] and [__] in Annex D-1 and the identified exceptions to those representations in Annex D-2. However, we cannot assure you that there are no undisclosed bankruptcy proceedings, foreclosure proceedings, deed-in-lieu-of-foreclosure transaction and/or mortgage loan workout matters that involved one or more mortgage loans or mortgaged properties, and/or a guarantor, borrower sponsor or other party to a mortgage loan.

In addition, in the event the owner of a borrower experiences financial problems, we cannot assure you that such owner would not attempt to take actions with respect to the mortgaged property that may adversely affect the borrower's ability to fulfill its obligations under the related mortgage loan. See "*Description of the Mortgage Pool—Litigation and Other Considerations*" for information regarding litigation matters with respect to certain mortgage loans.

Other Financings or Ability to Incur Other Indebtedness Entails Risk

When a borrower (or its constituent members) also has one or more other outstanding loans (even if they are *pari passu*, subordinated, mezzanine, preferred equity or unsecured loans or another type of equity pledge), the issuing entity is subjected to additional risk such as:

- the borrower (or its constituent members) may have difficulty servicing and repaying multiple financings;

- the existence of other financings will generally also make it more difficult for the borrower to obtain refinancing of the related mortgage loan (or whole loan, if applicable) or sell the related mortgaged property and may thereby jeopardize repayment of the mortgage loan (or whole loan, if applicable);

- the need to service additional financings may reduce the cash flow available to the borrower to operate and maintain the mortgaged property and the value of the mortgaged property may decline as a result;

- if a borrower (or its constituent members) defaults on its mortgage loan and/or any other financing, actions taken by other lenders such as a suit for collection, foreclosure or an involuntary petition for bankruptcy against the borrower could impair the security available to the issuing entity, including the mortgaged property, or stay the issuing entity's ability to foreclose during the course of the bankruptcy case;

- the bankruptcy of another lender also may operate to stay foreclosure by the issuing entity; and

- the issuing entity may also be subject to the costs and administrative burdens of involvement in foreclosure or bankruptcy proceedings or related litigation.

Although the companion loans related to the whole loans (other than the trust subordinate companion loan, if any) are not assets of the issuing entity, each related borrower is still obligated to make interest and principal payments on such companion loans. As a result, the issuing entity is subject to additional risks, including:

- the risk that the necessary maintenance of the related mortgaged property could be deferred to allow the borrower to pay the required debt service on these other obligations and that the value of the mortgaged property may fall as a result; and

- the risk that it may be more difficult for the borrower to refinance these loans or to sell the related mortgaged property for purposes of making any balloon payment on the entire balance of such loans and the related additional debt at maturity or anticipated repayment date.

With respect to mezzanine financing (if any), while a mezzanine lender has no security interest in the related mortgaged properties, a default under a mezzanine loan could cause a change in control of the related borrower. With respect to mortgage loans that permit mezzanine financing, the relative rights of the mortgagee and the related mezzanine lender will generally be set forth in an intercreditor agreement, which agreements typically provide that the rights of the mezzanine lender (including the right to payment) against the borrower and mortgaged property are subordinate to the rights of the mortgage lender and that the mezzanine lender may not take any enforcement action against the mortgage borrower and mortgaged property.

In addition, the mortgage loan documents related to certain mortgage loans may have or permit future "preferred equity" structures, where one or more special limited partners or members receive a preferred return in exchange for an infusion of capital or other type of equity pledge that may require payments of a specified return or of excess cash flow. Such arrangements can present risks that resemble mezzanine debt, including dilution of the borrower's equity in the mortgaged property, stress on the cash flow in the form of a preferred return or excess cash payments, and/or potential changes in the management of the related mortgaged property in the event the preferred return is not satisfied.

Additionally, the terms of certain mortgage loans permit or require the borrowers to post letters of credit and/or surety bonds for the benefit of the related mortgage loan, which may constitute a contingent reimbursement obligation of the related borrower or an affiliate. The issuing bank or surety will not typically agree to subordination and standstill protection benefiting the mortgagee.

In addition, borrowers under most of the mortgage loans are generally permitted to incur trade payables and equipment financing, which may not be limited or may be significant, in order to operate the related mortgaged properties. Also, with respect to certain mortgage loans the related borrower either has incurred or is permitted to incur unsecured debt from an affiliate of either the borrower or the sponsor of the borrower. See "*Description of the Mortgage Pool—Additional Indebtedness—Other Unsecured Indebtedness*".

For additional information, see "*Description of the Mortgage Pool—Additional Indebtedness*" and "*Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan*".

Tenancies-in-Common May Hinder Recovery

Certain of the mortgage loans included in the issuing entity have borrowers that own the related mortgaged properties as tenants-in-common. In general, with respect to a tenant-in-common ownership structure, each tenant-in-common owns an undivided share in the property and if such tenant-in-common desires to sell its interest in the property (and is unable to find a buyer or otherwise needs to force a partition) the tenant-in-common has the ability to request that a court order a sale of the property and distribute the proceeds to each tenant in common proportionally. As a result, if a tenant-in-common that has not waived its right of partition or similar right exercises a right of partition, the related mortgage loan may be subject to prepayment. The bankruptcy, dissolution or action for partition by one or more of the tenants-in-common could result in an early repayment of the related mortgage loan, significant delay in recovery against the tenant-in-common borrowers, particularly if the tenant-in-common borrowers file for bankruptcy separately or in series (because each time a tenant-in-common borrower files for bankruptcy, the bankruptcy court stay will be reinstated), a material impairment in property management and a substantial decrease in the amount recoverable upon the related mortgage loan. Not all tenants-in-common under the mortgage loans will be single purpose entities. [Each tenant-in-common borrower has waived its right to partition, reducing the risk of partition.] However, we cannot assure you that, if challenged, this waiver would be enforceable. In addition, in some cases, the related mortgage loan documents may provide for full recourse (or in an amount equal to its pro rata share of the debt) to the related tenant-in-common borrower or the guarantor if a tenant-in-common files for partition.

Risks Relating to Enforceability of Cross-Collateralization

Cross-collateralization arrangements may be terminated in certain circumstances under the terms of the related mortgage loan documents. Cross-collateralization arrangements whereby multiple borrowers grant their respective mortgaged properties as security for one or more mortgage loans could be challenged as fraudulent conveyances by the creditors or the bankruptcy estate of any of the related borrowers.

Among other things, a legal challenge to the granting of the liens may focus on the benefits realized by that borrower from the respective mortgage loan proceeds, as well as the overall cross-collateralization. If a court were to conclude that the granting of the liens was an avoidable fraudulent conveyance, that court could subordinate all or part of the mortgage loan to other debt of that borrower, recover prior payments made on that mortgage loan, or take other actions such as invalidating the mortgage loan or the mortgages securing the cross-collateralization. See "*Certain Legal Aspects of Mortgage Loans—Bankruptcy Laws*".

In addition, when multiple real properties secure a mortgage loan, the amount of the mortgage encumbering any particular one of those properties may be less than the full amount of the related aggregate mortgage loan indebtedness, to minimize recording tax. This mortgage amount is generally established at 100% to 150% of the appraised value or allocated loan amount for the mortgaged property and will limit the extent to which proceeds from the property will be available to offset declines in value of the other properties securing the same mortgage loan.

See "*Description of the Mortgage Pool—Mortgage Pool Characteristics*" for a description of any mortgage loans that are cross-collateralized and cross-defaulted with each other or that are secured by multiple properties owned by multiple borrowers.

Risks Relating to Enforceability of Yield Maintenance Charges, Prepayment Premiums or Defeasance Provisions

Provisions requiring yield maintenance charges, prepayment premiums or lockout periods may not be enforceable in some states and under federal bankruptcy law. Provisions requiring prepayment premiums or yield maintenance charges also may be interpreted as constituting the collection of interest for usury purposes. Accordingly, we cannot assure you that the obligation to pay a yield maintenance charge or prepayment premium will be enforceable. Also, we cannot assure you that foreclosure proceeds will be sufficient to pay an enforceable yield maintenance charge or prepayment premium.

USActive 33104201.9

Additionally, although the collateral substitution provisions related to defeasance do not have the same effect on the certificateholders as prepayment, we cannot assure you that a court would not interpret those provisions as the equivalent of a yield maintenance charge or prepayment premium. In certain jurisdictions those collateral substitution provisions might therefore be deemed unenforceable or usurious under applicable law or public policy.

Risks Associated with One Action Rules

Several states (such as California) have laws that prohibit more than one "judicial action" to enforce a mortgage obligation, and some courts have construed the term "judicial action" broadly. Accordingly, the special servicer will be required to obtain advice of counsel prior to enforcing any of the issuing entity's rights under any of the mortgage loans that include mortgaged properties where a "one action" rule could be applicable. In the case of a multi property mortgage loan which is secured by mortgaged properties located in multiple states, the special servicer may be required to foreclose first on properties located in states where "one action" rules apply (and where non judicial foreclosure is permitted) before foreclosing on properties located in states where judicial foreclosure is the only permitted method of foreclosure. See "*Certain Legal Aspects of Mortgage Loans—Foreclosure*".

State Law Limitations on Assignments of Leases and Rents May Entail Risks

Generally mortgage loans included in an issuing entity secured by mortgaged properties that are subject to leases typically will be secured by an assignment of leases and rents pursuant to which the related borrower [(or with respect to any indemnity deed of trust structure, the related property owner)] assigns to the lender its right, title and interest as landlord under the leases of the related mortgaged properties, and the income derived from those leases, as further security for the related mortgage loan, while retaining a license to collect rents for so long as there is no default. If the borrower defaults, the license terminates and the lender is entitled to collect rents. Some state laws may require that the lender take possession of the related property and obtain a judicial appointment of a receiver before becoming entitled to collect the rents. In addition, if bankruptcy or similar proceedings are commenced by or in respect of the borrower, the lender's ability to collect the rents may be adversely affected. See "*Certain Legal Aspects of Mortgage Loans—Leases and Rents*" and "*—Bankruptcy Laws*".

Various Other Laws Could Affect the Exercise of Lender's Rights

The laws of the jurisdictions in which the mortgaged properties are located (which laws may vary substantially) govern many of the legal aspects of the mortgage loans. These laws may affect the ability to foreclose on, and, in turn the ability to realize value from, the mortgaged properties securing the mortgage loans. For example, state law determines:

- what proceedings are required for foreclosure;

- whether the borrower and any foreclosed junior lienors may redeem the property and the conditions under which these rights of redemption may be exercised;

- whether and to what extent recourse to the borrower is permitted; and

- what rights junior mortgagees have and whether the amount of fees and interest that lenders may charge is limited.

In addition, the laws of some jurisdictions may render certain provisions of the mortgage loans unenforceable or subject to limitations which may affect lender's rights under the mortgage loans. Delays in liquidations of defaulted mortgage loans and shortfalls in amounts realized upon liquidation as a result of the application of these laws may create delays and shortfalls in payments to certificateholders. See "*Certain Legal Aspects of Mortgage Loans*".

[Risks of Anticipated Repayment Date Loans

Certain of the mortgage loans provide that, if after a certain date (referred to as the anticipated repayment date) the related borrower has not prepaid the mortgage loan in full, any principal outstanding after that anticipated repayment date will accrue interest at an increased interest rate rather than the stated mortgage loan rate. Generally, from and after the anticipated repayment date, cash flow in excess of that required for debt service, the funding of reserves and certain approved operating expenses with respect to the related mortgaged property will be applied toward the payment of principal (without payment of a yield maintenance charge) of the related mortgage loan until its principal balance has been reduced to zero. Although these provisions may create an incentive for the borrower to repay the mortgage loan in full on its anticipated repayment date, a substantial payment would be required and the borrower has no obligation to do so. While interest at the initial mortgage rate continues to accrue and be payable on a current basis on this mortgage loan after its anticipated repayment date, the payment of excess interest will be deferred and will be required to be paid only after the outstanding principal balance of the related mortgage loan has been paid in full, at which time the excess interest that has been deferred, to the extent actually collected, will be paid to the holders of the Class [__] certificates[, which are not offered by this prospectus]. See "*Description of the Mortgage Pool—Certain Terms of the Mortgage Loans—ARD Loan*".]

Borrower May Be Unable To Repay Remaining Principal Balance on Maturity Date or Anticipated Repayment Date; Longer Amortization Schedules and Interest-Only Provisions Increase Risk

Mortgage loans with substantial remaining principal balances at their stated maturity date or anticipated repayment date, as applicable, involve greater risk than fully-amortizing mortgage loans. This is because the borrower may be unable to repay the mortgage loan at that time. In addition, fully amortizing mortgage loans which may pay interest on an "actual/360" basis but have fixed monthly payments may, in effect, have a small balloon payment due at maturity or anticipated repayment date.

All of the mortgage loans have amortization schedules that are significantly longer than their respective terms to maturity or anticipated repayment date, as applicable, and many of the mortgage loans require only payments of interest for part or all of their respective terms. See "*Description of the Mortgage Pool—Certain Terms of the Mortgage Loans—Due Dates; Mortgage Rates; Calculations of Interest*". A longer amortization schedule or an interest-only provision in a mortgage loan will result in a higher amount of principal outstanding under the mortgage loan at any particular time, including at the maturity date of the mortgage loan, than would have otherwise been the case had a shorter amortization schedule been used or had the mortgage loan had a shorter interest-only period or not included an interest-only provision at all. That higher principal amount outstanding could both (i) make it more difficult for the related borrower to make the required balloon payment at maturity or anticipated repayment date and (ii) lead to increased losses for the issuing entity either during the loan term or at maturity or anticipated repayment date if the mortgage loan becomes a defaulted mortgage loan.

A borrower's ability to repay a mortgage loan on its stated maturity date or anticipated repayment date, as applicable, typically will depend upon its ability either to refinance the mortgage loan or to sell the mortgaged property at a price sufficient to permit repayment. A borrower's ability to achieve either of these goals will be affected by a number of factors, including:

- the availability of, and competition for, credit for commercial, multifamily or manufactured housing community real estate projects, which fluctuate over time;

- the prevailing interest rates;

- the net operating income generated by the mortgaged property;

- the fair market value of the related mortgaged property;

- the borrower's equity in the related mortgaged property;

- significant tenant rollover at the related mortgaged properties (see "—*Retail Properties Have Special Risks*" and "—*Office Properties Have Special Risks*" above);

- the borrower's financial condition;

- the operating history and occupancy level of the mortgaged property;

- reductions in applicable government assistance/rent subsidy programs;

- the tax laws; and

- prevailing general and regional economic conditions.

With respect to any mortgage loan that is part of a whole loan, the risks relating to balloon payment obligations are enhanced by the existence and amount of the related companion loans.

None of the sponsors, any party to the pooling and servicing agreement or any other person will be under any obligation to refinance any mortgage loan. However, in order to maximize recoveries on defaulted mortgage loans, the pooling and servicing agreement permits the special servicer (and the pooling and servicing agreement governing the servicing of the non-serviced whole loan may permit the related special servicer) to extend and modify mortgage loans in a manner consistent with the servicing standard, subject to the limitations described under "*Pooling and Servicing Agreement—Realization Upon Mortgage Loans*" and "*—Modifications, Waivers and Amendments*".

Neither the master servicer nor the special servicer will have the ability to extend or modify the non-serviced mortgage loan because such mortgage loan is being serviced by a master servicer or special servicer pursuant to the pooling and servicing agreement governing the servicing of the applicable non-serviced whole loan. See "*Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan*".

We cannot assure you, that any extension or modification will increase the present value of recoveries in a given case. Whether or not losses are ultimately sustained, any delay in collection of a balloon payment that would otherwise be distributable on your certificates, whether such delay is due to borrower default or to modification of the related mortgage loan, will likely extend the weighted average life of your certificates.

In any event, we cannot assure you that each borrower under a balloon loan will have the ability to repay the principal balance of such mortgage loan on the related maturity date or anticipated repayment date, as applicable.

See "*Description of the Mortgage Pool—Mortgage Pool Characteristics*".

[Risks Relating to Floating Rate Mortgage Loans]

[The mortgage loans that bear interest at a floating rate based on [LIBOR] or [___] will generally increase as interest rates rise. In contrast, income from the related mortgaged properties may not rise significantly as interest rates rise. Accordingly, the debt service coverage ratio of those mortgage loans will generally be adversely affected by rising interest rates, and the borrower's ability to make all payments due on such mortgage loans may be adversely affected.]

Risks Related to Ground Leases and Other Leasehold Interests

With respect to certain mortgaged properties, the encumbered interest will be characterized as a "fee interest" if (i) the borrower has a fee interest in all or substantially all of the mortgaged property (*provided* that if the borrower has a leasehold interest in any portion of the mortgaged property, such portion is not material to the use or operation of the mortgaged property), or (ii) the mortgage loan is secured by the borrower's leasehold interest in the mortgaged property as well as the borrower's (or other fee owner's) overlapping fee interest in the related mortgaged property.

Leasehold mortgage loans are subject to certain risks not associated with mortgage loans secured by a lien on the fee estate of the borrower. The most significant of these risks is that if the related borrower's leasehold were to be terminated upon a lease default, the lender would lose its security in the leasehold interest. Generally, each related ground lease or a lessor estoppel requires the lessor to give the lender notice of the borrower's defaults under the ground lease and an opportunity to cure them, permits the leasehold interest to be assigned to the lender or the purchaser at a foreclosure sale, in some cases only upon the consent of the lessor, and contains certain other protective provisions typically included in a "mortgageable" ground lease, although not all these protective provisions are included in each case.

Upon the bankruptcy of a lessor or a lessee under a ground lease, the debtor has the right to assume or reject the lease. If a debtor lessor rejects the lease, the lessee has the right pursuant to the Bankruptcy Code to treat such lease as terminated by rejection or remain in possession of its leased premises for the rent otherwise payable under the lease for the remaining term of the ground lease (including renewals) and to offset against such rent any damages incurred due to the landlord's failure to perform its obligations under the lease. If a debtor lessee/borrower rejects any or all of the lease, the leasehold lender could succeed to the lessee/borrower's position under the lease only if the lease specifically grants the lender such right. If both the lessor and the lessee/borrower are involved in bankruptcy proceedings, the issuing entity may be unable to enforce the bankrupt lessee/borrower's pre-petition agreement to refuse to treat a ground lease rejected by a bankrupt lessor as terminated. In such circumstances, a ground lease could be terminated notwithstanding lender protection provisions contained in the ground lease or in the mortgage.

Some of the ground leases securing the mortgage loans may provide that the ground rent payable under the related ground lease increases during the term of the mortgage loan. These increases may adversely affect the cash flow and net income of the related borrower.

A leasehold lender could lose its security unless (i) the leasehold lender holds a fee mortgage, (ii) the ground lease requires the lessor to enter into a new lease with the leasehold lender upon termination or rejection of the ground lease, or (iii) the bankruptcy court, as a court of equity, allows the leasehold lender to assume the ground lessee's obligations under the ground lease and succeed to the ground lessee's position. Although not directly covered by the 1994 Amendments to the Bankruptcy Code, such a result would be consistent with the purpose of the 1994 Amendments to the Bankruptcy Code granting the holders of leasehold mortgages permitted under the terms of the lease the right to succeed to the position of a leasehold mortgagor. Although consistent with the Bankruptcy Code, such position may not be adopted by the applicable bankruptcy court.

Further, in a decision by the United States Court of Appeals for the Seventh Circuit (*Precision Indus. v. Qualitech Steel SBQ, LLC*, 327 F.3d 537 (7th Cir. 2003)) the court ruled with respect to an unrecorded lease of real property that where a statutory sale of the fee interest in leased property occurs under the Bankruptcy Code upon the bankruptcy of a landlord, such sale terminates a lessee's possessory interest in the property, and the purchaser assumes title free and clear of any interest, including any leasehold estates. Pursuant to the Bankruptcy Code, a lessee may request the bankruptcy court to prohibit or condition the statutory sale of the property so as to provide adequate protection of the leasehold interest; however, the court ruled that this provision does not ensure continued possession of the property, but rather entitles the lessee to compensation for the value of its leasehold interest, typically from the sale proceeds. While there are certain circumstances under which a "free and clear" sale under the Bankruptcy Code would not be authorized (including that the lessee could not be compelled in a legal or equitable proceeding to accept a monetary satisfaction of his possessory interest, and that none of the other conditions of the Bankruptcy Code otherwise permits the sale), we cannot assure you that those circumstances would be present in any proposed sale of a leased premises. As a result, we cannot assure you that, in the event of a statutory sale of leased property pursuant to the Bankruptcy Code, the lessee will be able to maintain possession of the property under the ground lease. In addition, we cannot assure you that the lessee and/or the lender will be able to recoup the full value of the leasehold interest in bankruptcy court. Most of the ground leases contain standard protections typically obtained by securitization lenders. Certain of the ground leases with respect to a mortgage loan included in the issuing entity may not. See representation number [__] in "*Annex D-1—Mortgage Loan Representation and Warranties*" and the representation exceptions identified in "*Annex D-2—Exceptions to Mortgage Loan Representations and Warranties*".

Except as noted in this prospectus, each of the ground leases has a term that extends at least 20 years beyond the maturity date of the mortgage loan (taking into account all freely exercisable extension options) and contains customary mortgagee protection provisions, including notice and cure rights and the right to enter into a new lease with the applicable ground lessor in the event a ground lease is rejected or terminated.

With respect to certain of the mortgage loans, the related borrower may have given to certain lessors under the related ground lease a right of first refusal in the event a sale is contemplated or an option to purchase all or a portion of the mortgaged property and these provisions, if not waived, may impede the mortgagee's ability to sell the related mortgaged property at foreclosure or adversely affect the foreclosure process.

See "*Certain Legal Aspects of Mortgage Loans—Bankruptcy Laws*".

[Leased Fee Properties Have Special Risks]

[Land subject to a ground lease presents special risks. In such cases, where the borrower owns the fee interest but not the related improvements, such borrower will only receive the rental income from the ground lease and not from the operation of any related improvements. Any default by the ground lessee would adversely affect the borrower's ability to make payments on the related mortgage loan. While ground leases may contain certain restrictions on the use and operation of the related mortgaged property, the ground lessee generally enjoys the rights and privileges of a fee owner, including the right to construct, alter and remove improvements and fixtures from the land and to assign and sublet the ground leasehold interest. However, the borrower has the same risk of interruptions in cash flow if such ground lessee defaults under its lease as it would on another single tenant commercial property, without the control over the premises that it would ordinarily have as landlord. In addition, in the event of a condemnation, the borrower would only be entitled to an allocable share of the condemnation proceeds. Furthermore, the insurance requirements are often governed by the terms of the ground lease and, in some cases, certain tenants or subtenants may be allowed to self-insure. The ground lessee is commonly permitted to mortgage its ground leasehold interest, and the leasehold lender will often have notice and cure rights with respect to material defaults under the ground lease. In addition, leased fee interests are less frequently purchased and sold than other interests in commercial real property. It may be difficult for the issuing entity, if it became a foreclosing lender, to sell the fee interests if the tenant and its improvements remain on the land. In addition, if the improvements are nearing the end of their useful life, there could be a risk that the tenant defaults in lieu of performing any obligations it may otherwise have to raze the structure and return the land in raw form to the developer. Furthermore, leased fee interests are generally subject to the same risks associated with the property type of the ground lessee's use of the premises because that use is a source of revenue for the payment of ground rent.]

Increases in Real Estate Taxes May Reduce Available Funds

Certain of the mortgaged properties securing the mortgage loans have or may in the future have the benefit of reduced real estate taxes in connection with a local government "payment in lieu of taxes" program or other tax abatement arrangements. Upon expiration of such program or if such programs were otherwise terminated, the related borrower would be required to pay higher, and in some cases substantially higher, real estate taxes. Prior to expiration of such program, the tax benefit to the mortgaged property may decrease throughout the term of the expiration date until the expiration of such program. An increase in real estate taxes may impact the ability of the borrower to pay debt service on the mortgage loan.

See "*Description of the Mortgage Pool—Real Estate and Other Tax Considerations*" for descriptions of real estate tax matters relating to certain mortgaged properties.

State and Local Mortgage Recording Taxes May Apply Upon a Foreclosure or Deed in Lieu of Foreclosure and Reduce Net Proceeds

Many jurisdictions impose recording taxes on mortgages which, if not paid at the time of the recording of the mortgage, may impair the ability of the lender to foreclose the mortgage. Such taxes, interest, and penalties could be significant in amount and would, if imposed, reduce the net proceeds realized by the issuing entity in liquidating the real property securing the related mortgage loan.

[Risks Relating to Shari'ah Compliant Loans]

[Certain of the mortgage loans may be structured to comply with Islamic law (Shari'ah). The related borrower holds the fee interest in the mortgaged property and is owned by a U.S. division of the borrower sponsor. The related borrower has master leased the related mortgaged property to a master lessee, which is indirectly owned in part by certain investors of the Islamic faith. The rent payable pursuant to the applicable master lease is intended to cover the debt service payments required under the related mortgage loan, as well as reserve payments and any other sums due under the mortgage loan. By its terms, the master lease is expressly subordinate to the related mortgage loan.

There is a risk that in a bankruptcy case of a master lessee, the master lease could be recharacterized as a financing lease in connection with an acquisition of the mortgaged property by the master lessee. If such recharacterization occurred, the master lessee could be deemed to own the fee interest in the related mortgaged property and the master lease would be viewed as a loan. In Shari'ah compliant mortgage loans, the master lessee typically does not grant a leasehold mortgage to the lender. Therefore, there is a risk that if the master lease were recharacterized as a financing lease, the lender could lose its mortgage on the property. To mitigate the effect of such recharacterization, (i) each master lessee has been formed and is obligated to continue as a single purpose entity, (ii) a bankruptcy by a master lessee is a "bad act" that would trigger guarantor liability under the recourse carveout guaranty for the related mortgage loan, (iii) the master lease is expressly subordinate to the related mortgage loan, and (iv) title insurance was obtained insuring that the related borrower is the fee owner of the related mortgaged property.]

Risks Related to Conflicts of Interest

Interests and Incentives of the Originators, the Sponsors and Their Affiliates May Not Be Aligned With Your Interests

The originators, the sponsors and their affiliates (including certain of the underwriters) expect to derive ancillary benefits from this offering and their respective incentives may not be aligned with those of purchasers of the offered certificates. The sponsors originated or purchased the mortgage loans in order to securitize the mortgage loans by means of a transaction such as the offering of the offered certificates. The sponsors will sell the mortgage loans to the depositor (an affiliate of Bank of America, National Association, one of the sponsors and originators, and of Merrill Lynch, Pierce, Fenner & Smith Incorporated, one of the underwriters) on the closing date in exchange for cash, derived from the sale of the offered certificates to investors and/or in exchange for offered certificates. A completed offering would reduce the originators' exposure to the mortgage loans. The originators made the mortgage loans with a view toward securitizing them and distributing the exposure by means of a transaction such as this offering of offered certificates. In addition, certain mortgaged properties may have tenants that are affiliated with the related originator. See "*Description of the Mortgage Pool—Tenant Issues—Affiliated Leases*". This offering of offered certificates will effectively transfer the originators' exposure to the mortgage loans to purchasers of the offered certificates.

The originators, the sponsors and their affiliates expect to receive various benefits, including compensation, commissions, payments, rebates, remuneration and business opportunities, in connection with or as a result of this offering of offered certificates and their interests in the mortgage loans. The sponsors and their affiliates will effectively receive compensation, and may record a profit, in an amount based on, among other things, the amount of proceeds (net of transaction expenses) received from the sale of the offered certificates to investors relative to their investment in the mortgage loans. The benefits to the originators, the sponsors and their affiliates arising from the decision to securitize the mortgage loans may be greater than they would have been had other assets been selected.

Furthermore, the sponsors and/or their affiliates may benefit from a completed offering of the offered certificates because the offering would establish a market precedent and a valuation data point for securities similar to the offered certificates, thus enhancing the ability of the sponsors and their affiliates to conduct similar offerings in the future and permitting them to adjust the fair value of the mortgage loans or other similar assets or securities held on their balance sheet, including increasing the carrying value or avoiding decreasing the carrying value of some or all of such similar positions.

In some cases, the originators or their affiliates are the holders of the mezzanine loans and/or companion loans related to their mortgage loans. The originators and/or their respective affiliates may retain existing mezzanine loans and/or companion loans or originate future permitted mezzanine indebtedness with respect to the mortgage loans. These transactions may cause the originators and their affiliates or their clients or counterparties who purchase the mezzanine loans and/or companion loans, as applicable, to have economic interests and incentives that do not align with, and that may be directly contrary to, those of an investor in the offered certificates. In addition, these transactions or actions taken to maintain, adjust or unwind any positions in the future, may, individually or in the aggregate, have a material effect on the market for the offered certificates (if any), including adversely affecting the value of the offered certificates, particularly in illiquid markets. The originators, the sponsors and their affiliates will have no obligation to take, refrain from taking or cease taking any action with respect to such companion loans or any existing or future mezzanine loans, based on the potential effect on an investor in the offered certificates, and may receive substantial returns from these transactions. In addition, the originators, the sponsors or any of their respective affiliates may benefit from certain relationships, including financial dealings, with any borrower, any non-recourse carveout guarantor or any of their respective affiliates, aside from the origination of mortgage loans or contribution of mortgage loans into this securitization. Conflicts may also arise because the sponsors and their respective affiliates intend to continue to actively acquire, develop, operate, finance and dispose of real estate-related assets in the ordinary course of their businesses. During the course of their business activities, the sponsors and their respective affiliates may acquire, sell or lease properties, or finance loans secured by properties, which may include the properties securing the mortgage loans or properties that are in the same markets as the mortgaged properties. Such other properties, similar to other third-party owned real estate, may compete with the mortgaged properties for existing and potential tenants. The sponsors may also, from time to time, be among the tenants at the mortgaged properties, and they should be expected to make occupancy-related decisions based on their self-interest and not that of the issuing entity. We cannot assure you that the activities of these parties with respect to such other properties will not adversely impact the performance of the mortgaged properties.

In addition, certain of the mortgage loans included in the issuing entity may have been refinancings of debt previously held by a sponsor, an originator or one of their respective affiliates, or a sponsor, an originator or one of their respective affiliates may have or have had equity investments in the borrowers or mortgaged properties under certain of the mortgage loans included in the issuing entity. Each of the sponsors, the originators and their respective affiliates have made and/or may make loans to, or equity investments in, affiliates of the borrowers under the related mortgage loans. In the circumstances described above, the interests of the sponsors, the originators and their respective affiliates may differ from, and compete with, the interests of the issuing entity.

Further, various originators, sponsors and their respective affiliates are acting in multiple capacities in or with respect to this transaction, which may include, without limitation, acting as one or more transaction parties or a subcontractor or vendor of such party, participating in or contracting for interim servicing and/or custodial services with certain transaction parties, providing warehouse financing to, or receiving warehouse financing from, certain other originators or sponsors prior to transfer of the related mortgage loans to the issuing entity, and/or conducting due diligence on behalf of an investor with respect to the mortgage loans prior to their transfer to the issuing entity.

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For a description of certain of the foregoing relationships and arrangements that exist among the parties to this securitization, see "*Certain Affiliations, Relationships And Related Transactions Involving Transaction Parties*" and "*Transaction Parties*".

These roles and other potential relationships may give rise to conflicts of interest as described in "—*Interests and Incentives of the Underwriter Entities May Not Be Aligned With Your Interests*", "—*Potential Conflicts of Interest in the Selection of the Underlying Mortgage Loans*" and "—*Other Potential Conflicts of Interest May Affect Your Investment*" below. Each of the foregoing relationships and related interests should be considered carefully by you before you invest in any offered certificates.

Interests and Incentives of the Underwriter Entities May Not Be Aligned With Your Interests

The activities and interests of the underwriters and their respective affiliates (collectively, the "Underwriter Entities") will not align with, and may in fact be directly contrary to, those of the certificateholders. The Underwriter Entities are each part of separate global investment banking, securities and investment management firms that provide a wide range of financial services to a substantial and diversified client base that includes corporations, financial institutions, governments and high-net-worth individuals. As such, they actively make markets in and trade financial instruments for their own account and for the accounts of customers. These financial instruments include debt and equity securities, currencies, commodities, bank loans, indices, baskets and other products. The Underwriter Entities' activities include, among other things, executing large block trades and taking long and short positions directly and indirectly, through derivative instruments or otherwise. The securities and instruments in which the Underwriter Entities take positions, or expect to take positions, include loans similar to the mortgage loans, securities and instruments similar to the offered certificates and other securities and instruments. Market making is an activity where the Underwriter Entities buy and sell on behalf of customers, or for their own account, to satisfy the expected demand of customers. By its nature, market making involves facilitating transactions among market participants that have differing views of securities and instruments. Any short positions taken by the Underwriter Entities and/or their clients through marketing or otherwise will increase in value if the related securities or other instruments decrease in value, while positions taken by the Underwriter Entities and/or their clients in credit derivative or other derivative transactions with other parties, pursuant to which the Underwriter Entities and/or their clients sell or buy credit protection with respect to one or more classes of the offered certificates, may increase in value if the offered certificates default, are expected to default, or decrease in value.

The Underwriter Entities and their clients acting through them may execute such transactions, modify or terminate such derivative positions and otherwise act with respect to such transactions, and may exercise or enforce, or refrain from exercising or enforcing, any or all of their rights and powers in connection therewith, without regard to whether any such action might have an adverse effect on the offered certificates or the certificateholders. Additionally, none of the Underwriter Entities will have any obligation to disclose any of these securities or derivatives transactions to you in your capacity as a certificateholder. As a result, you should expect that the Underwriter Entities will take positions that are inconsistent with, or adverse to, the investment objectives of investors in the offered certificates.

As a result of the Underwriter Entities' various financial market activities, including acting as a research provider, investment advisor, market maker or principal investor, you should expect that personnel in various businesses throughout the Underwriter Entities will have and express research or investment views and make recommendations that are inconsistent with, or adverse to, the objectives of investors in the offered certificates.

If an Underwriter Entity becomes a holder of any of the certificates, through market-making activity or otherwise, any actions that it takes in its capacity as a certificateholder, including voting, providing consents or otherwise will not necessarily be aligned with the interests of other holders of the same class or other classes of the certificates. To the extent an Underwriter Entity makes a market in the certificates (which it is under no obligation to do), it would expect to receive income from the spreads between its bid and offer prices for the certificates. The price at which an Underwriter Entity may be willing to purchase certificates, if it makes a market, will depend on market conditions and other relevant factors and may be significantly lower than the issue price for the certificates and significantly lower than the price at which it may be willing to sell certificates.

In addition, none of the Underwriter Entities will have any obligation to monitor the performance of the certificates or the actions of the parties to the pooling and servicing agreement and will have no authority to advise any party to the pooling and servicing agreement or to direct their actions.

Furthermore, each Underwriter Entity expects that a completed offering will enhance its ability to assist clients and counterparties in the transaction or in related transactions (including assisting clients in additional purchases and sales of the certificates and hedging transactions). The Underwriter Entities expect to derive fees and other revenues from these transactions. In addition, participating in a successful offering and providing related services to clients may enhance the Underwriter Entities' relationships with various parties, facilitate additional business development, and enable them to obtain additional business and generate additional revenue.

The Underwriter Entities are playing several roles in this transaction. Merrill Lynch, Pierce, Fenner & Smith Incorporated, one of the underwriters, is an affiliate of the depositor, and Bank of America, National Association, a sponsor and originator and warehouse lender to [_____]. See "*Transaction Parties— The Sponsors and Mortgage Loan Sellers*". Each of the foregoing relationships should be considered carefully by you before you invest in any certificates.

Potential Conflicts of Interest of the Master Servicer and the Special Servicer

The pooling and servicing agreement provides that the mortgage loans serviced thereunder are required to be administered in accordance with the servicing standard without regard to ownership of any certificate by the master servicer, the special servicer or any of their respective affiliates. See "*Pooling and Servicing Agreement—Servicing Standard"*. The pooling and servicing agreement governing the servicing of the non-serviced whole loan provides that such non-serviced whole loan is required to be administered in accordance with a servicing standard that is generally similar to the servicing standard set forth in the pooling and servicing agreement. See "*Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan*".

Notwithstanding the foregoing, the master servicer, a sub-servicer, the special servicer or any of their respective affiliates and, as it relates to servicing and administration of the non-serviced mortgage loan, each applicable master servicer, sub-servicer, special servicer or any of their respective affiliates under the pooling and servicing agreement governing the servicing of the non-serviced whole loan, may have interests when dealing with the mortgage loans that are in conflict with those of holders of the certificates, especially if the master servicer, a sub-servicer, the special servicer or any of their respective affiliates holds certificates or securities relating to any of the applicable companion loans, or has financial interests in or financial dealings with a borrower or a borrower sponsor. Each of these relationships may create a conflict of interest. For instance, if the special servicer or its affiliate holds a subordinate class of certificates, the special servicer might seek to reduce the potential for losses allocable to those certificates from the mortgage loans by deferring acceleration in hope of maximizing future proceeds. However, that action could result in less proceeds to the issuing entity than would be realized if earlier action had been taken. In addition, no servicer is required to act in a manner more favorable to the offered certificates or any particular class of certificates than to the [SERIES DESIGNATION OF THIS TRANSACTION] non-offered certificates, any serviced companion loan holder or the holder of any serviced companion loan securities.

Each of the master servicer and the special servicer services and is expected to continue to service, in the ordinary course of its business, existing and new mortgage loans for third parties, including portfolios of mortgage loans similar to the mortgage loans. The real properties securing these other mortgage loans may be in the same markets as, and compete with, certain of the mortgaged properties securing the mortgage loans. Consequently, personnel of the master servicer or the special servicer, as applicable, may perform services, on behalf of the issuing entity, with respect to the mortgage loans at the same time as they are performing services, on behalf of other persons, with respect to other mortgage loans secured by properties that compete with the mortgaged properties securing the mortgage loans. In addition, the mortgage loan sellers will determine who will service mortgage loans that the mortgage loan sellers originate in the future, and that determination may be influenced by the mortgage loan seller's opinion of servicing decisions made by the master servicer or special servicer under the pooling and servicing agreement, including among their things, the manner in which the master servicer or special servicer enforces breaches of representations and warranties against the related mortgage loan seller. This may pose inherent conflicts for the master servicer or the special servicer.

The special servicer may enter into one or more arrangements with the directing certificateholder, a controlling class certificateholder, a serviced companion loan holder or other certificateholders (or an affiliate or a third party representative of one or more of the preceding parties) to provide for a discount and/or revenue sharing with respect to certain of the special servicer compensation in consideration of, among other things, the special servicer's appointment (or continuance) as special servicer under the pooling and servicing agreement and/or the related intercreditor agreement and limitations on the right of such person to replace the special servicer. See "—*Other Potential Conflicts of Interest May Affect Your Investment*" below.

Although the master servicer and the special servicer will be required to service and administer the mortgage loan pool in accordance with the servicing standard and, accordingly, without regard to their rights to receive compensation under the pooling and servicing agreement and without regard to any potential obligation to repurchase or substitute a mortgage loan if the master servicer or special servicer is a mortgage loan seller, the possibility of receiving additional servicing compensation in the nature of assumption and modification fees, the continuation of receiving fees to service or specially service a mortgage loan, or the desire to avoid a repurchase demand resulting from a breach of a representation and warranty or material document default may under certain circumstances provide the master servicer or the special servicer, as the case may be, with an economic disincentive to comply with this standard.

Each of the foregoing relationships should be considered carefully by you before you invest in any certificates.

Potential Conflicts of Interest of the Operating Advisor

[_____] has been appointed as the initial operating advisor with respect to all of the mortgage loans other than the non-serviced mortgage loan. See "*Transaction Parties—The Operating Advisor*". In the normal course of conducting its business, the initial operating advisor and its affiliates have rendered services to, performed surveillance of, and negotiated with, numerous parties engaged in activities related to structured finance and commercial mortgage securitization. These parties may have included the depositor, the sponsors, the mortgage loan sellers, the originators, the certificate administrator, the trustee, the master servicer, the special servicer or the directing certificateholder or affiliates of any of those parties. These relationships may continue in the future. Each of these relationships, to the extent they exist, may involve a conflict of interest with respect to the initial operating advisor's duties as operating advisor. We cannot assure you that the existence of these relationships and other relationships in the future will not impact the manner in which the initial operating advisor performs its duties under the pooling and servicing agreement.

[Although the initial operating advisor does not service mortgage loans or provide asset management services for owners of commercial mortgage loans, a successor operating advisor or its affiliates may have duties with respect to existing and new commercial and multifamily mortgage loans for itself, its affiliates or third parties, including portfolios of mortgage loans similar to the mortgage loans included in the issuing entity.] These other mortgage loans and the related mortgaged properties may be in the same markets as, or have owners, obligors or property managers in common with, one or more of the mortgage loans in the issuing entity and the related mortgaged properties. As a result of the investments and activities described above, the interests of any such successor operating advisor and its affiliates and their clients may differ from, and conflict with, the interests of the issuing entity. Consequently, personnel of any successor operating advisor may perform services, on behalf of the issuing entity, with respect to the mortgage loans at the same time as they are performing services, on behalf of other persons, with respect to other mortgage loans secured by properties that compete with the mortgaged properties securing the mortgage loans. Although the operating advisor is required to consider the servicing standard in connection with its activities under the pooling and servicing agreement, the operating advisor will not itself be bound by the servicing standard.

In addition, the operating advisor and its affiliates may have interests that are in conflict with those of certificateholders if the operating advisor or any of its affiliates has financial interests in or financial dealings with a borrower, a parent of a borrower or any of their affiliates. Each of these relationships may also create a conflict of interest.

Potential Conflicts of Interest of the Asset Representations Reviewer

[_____] has been appointed as the initial asset representations reviewer with respect to all of the mortgage loans other than the non-serviced mortgage loan. See "*Transaction Parties—The Asset Representations Reviewer*". In the normal course of conducting its business, the initial asset representations reviewer and its affiliates have rendered services to, performed surveillance of, and negotiated with, numerous parties engaged in activities related to structured finance and commercial mortgage securitization. These parties may have included the depositor, the sponsors, the mortgage loan sellers, the originators, the certificate administrator, the trustee, the master servicer, the special servicer or the directing certificateholder or affiliates of any of those parties. These relationships may continue in the future. Each of these relationships, to the extent they exist, may involve a conflict of interest with respect to the initial asset representations reviewer's duties as asset representations reviewer. We cannot assure you that the existence of these relationships and other relationships in the future will not impact the manner in which the initial asset representations reviewer performs its duties under the pooling and servicing agreement.

In addition, the asset representations reviewer and its affiliates may have interests that are in conflict with those of certificateholders if the asset representations reviewer or any of its affiliates has financial interests in or financial dealings with a borrower, a parent of a borrower or any of their affiliates. Each of these relationships may also create a conflict of interest.

Potential Conflicts of Interest of the Directing Certificateholder and the Companion Loan Holders

It is expected that an entity affiliated with [_____] will be the initial directing certificateholder. The special servicer may, at the direction of the directing certificateholder (for so long as a Control Termination Event does not exist), take actions with respect to the specially serviced mortgage loans administered under the pooling and servicing agreement that could adversely affect the holders of some or all of the classes of certificates. The directing certificateholder will be controlled by the controlling class certificateholders.

The controlling class certificateholders and the holders of the companion loans or securities backed by such companion loans may have interests in conflict with those of the other certificateholders. As a result, it is possible that the directing certificateholder on behalf of the controlling class certificateholders (for so long as a Control Termination Event does not exist) or the directing certificateholder (or equivalent entity) under the pooling and servicing agreement governing the servicing of the non-serviced whole loan may direct the special servicer or the special servicer under such pooling and servicing agreement relating to the other securitization transaction, as the case may be, to take actions that conflict with the interests of holders of certain classes of the certificates. Set forth below is the identity of the initial directing certificateholder (or equivalent entity) for each *pari passu* whole loan, the expected securitization trust holding the controlling note in such whole loan and the pooling and servicing agreement under which it is expected to be serviced.

Whole Loan	Servicing Pooling Agreement	Controlling Noteholder	Directing Certificateholder

The special servicer, upon consultation with a serviced companion loan holder or its representative, may take actions with respect to the related serviced whole loan that could adversely affect the holders of some or all of the classes of certificates, to the extent described under "*Description of the Mortgage Pool—The Whole Loans*". In connection with the *pari passu* whole loans serviced under the pooling and servicing agreement for this securitization, the serviced companion loan holders do not have any duties to the holders of any class of certificates, and they may have interests in conflict with those of the certificateholders. As a result, it is possible that a serviced companion loan holder (solely with respect to the related serviced whole loan) may advise the special servicer to take actions that conflict with the interests of holders of certain classes of the certificates. However, the special servicer is not permitted to take actions that are prohibited by law or violate the servicing standard or the terms of the mortgage loan documents. In addition, except as limited by certain conditions described under *"Pooling and Servicing Agreement—Termination of Servicer and Special Servicer for Cause—Servicer Termination Events"*, the special servicer may be replaced by the directing certificateholder for cause at any time and without cause (for so long as a Control Termination Event does not exist). See "*Pooling and Servicing Agreement—The Directing Certificateholder*" and *"—Termination of Servicer and Special Servicer for Cause—Servicer Termination Events*".

Similarly, the applicable controlling class related to the securitization trust indicated in the chart above as the controlling noteholder has certain consent and/or consultation rights with respect to the non-serviced mortgage loan under the pooling and servicing agreement governing the servicing of that non-serviced whole loan and have similar conflicts of interest with the holders of other certificates backed by the companion loans. See "*Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan"*.

The directing certificateholder and its affiliates (and the directing certificateholder (or equivalent entity) under the pooling and servicing agreement governing the servicing of the non-serviced whole loan and their respective affiliates) may have interests that are in conflict with those of certain certificateholders, especially if the applicable directing certificateholder or any of its affiliates holds certificates or companion loan securities, or has financial interests in or other financial dealings (as lender or otherwise) with a borrower or an affiliate of a borrower. Each of these relationships may create a conflict of interest.

The special servicer, in connection with obtaining the consent of, or upon consultation with, the directing certificateholder or a serviced companion loan holder or its representative, may take actions with respect to the related serviced whole loan that could adversely affect the holders of some or all of the classes of certificates, to the extent described under "*Description of the Mortgage Pool—The Whole Loans*". In connection with the serviced whole loan, the serviced companion loan holder does not have any duties to the holders of any class of certificates, and it may have interests in conflict with those of the certificateholders. As a result, it is possible that the serviced companion loan holder may advise the applicable special servicer to take actions with respect to the related serviced whole loan that conflict with the interests of holders of certain classes of the certificates.

Potential Conflicts of Interest in the Selection of the Underlying Mortgage Loans

The anticipated initial investor in the Class [__], Class [__] and Class [__] certificates, which is referred to in this prospectus as the "B-piece buyer" (see "*Pooling and Servicing Agreement—The Directing Certificateholder—General*"), was given the opportunity by the sponsors to perform due diligence on the mortgage loans originally identified by the sponsors for inclusion in the issuing entity, and to request the [removal, re-sizing or change in the expected repayment dates] or other features of some or all of the mortgage loans. [The mortgage pool as originally proposed by the sponsors was adjusted based on certain of these requests.] In addition, the B-piece buyer [received or may receive price adjustments or cost mitigation arrangements in connection with accepting certain mortgage loans in the mortgage pool].

We cannot assure you that you or another investor would have made the same requests to modify the original pool as the B-piece buyer or that the final pool as influenced by the B-piece buyer's feedback will not adversely affect the performance of your certificates and benefit the performance of the B-piece

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buyer's certificates. Because of the differing subordination levels, the B-piece buyer has interests that may, in some circumstances, differ from those of purchasers of other classes of certificates, and may desire a portfolio composition that benefits the B-piece buyer but that does not benefit other investors. In addition, the B-piece buyer may enter into hedging or other transactions or otherwise have business objectives that also could cause its interests with respect to the mortgage pool to diverge from those of other purchasers of the certificates. The B-piece buyer performed due diligence solely for its own benefit and has no liability to any person or entity for conducting its due diligence. The B-piece buyer is not required to take into account the interests of any other investor in the certificates in exercising remedies or voting or other rights in its capacity as owner of its certificates or in making requests or recommendations to the sponsors as to the selection of the mortgage loans and the establishment of other transaction terms. Investors are not entitled to rely on in any way the B-piece buyer's acceptance of a mortgage loan. The B-piece buyer's acceptance of a mortgage loan does not constitute, and may not be construed as, an endorsement of such mortgage loan, the underwriting for such mortgage loan or the originator of such mortgage loan.

The B-piece buyer will have no liability to any certificateholder for any actions taken by it as described in the preceding two paragraphs.

The B-piece buyer, or an affiliate, will constitute the initial directing certificateholder. The directing certificateholder will have certain rights to direct and consult with the special servicer. In addition, the directing certificateholder will generally have certain consultation rights with regard to the non-serviced mortgage loan under the pooling and servicing agreement governing the servicing of such non-serviced whole loan and the related intercreditor agreement. See "*Pooling and Servicing Agreement—The Directing Certificateholder*" and "*Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Whole Loan—Consultation and Control*".

Because the incentives and actions of the B-piece buyers may, in some circumstances, differ from or be adverse to those of purchasers of the offered certificates, you are advised and encouraged to make your own investment decision based on a careful review of the information set forth in this prospectus and your own view of the mortgage pool.

Conflicts of Interest May Occur as a Result of the Rights of the Applicable Directing Certificateholder To Terminate the Special Servicer of the Applicable Whole Loan

With respect to each whole loan, the directing certificateholder exercising control rights over that whole loan will be entitled, under certain circumstances, to remove the special servicer under the applicable pooling and servicing agreement governing the servicing of such whole loan and, in such circumstances, appoint a successor special servicer for such whole loan (or have certain consent rights with respect to such removal or replacement). The party with this appointment power may have special relationships or interests that conflict with those of the holders of one or more classes of certificates. In addition, that party does not have any duties to the holders of any class of certificates, may act solely in its own interests, and will have no liability to any certificateholders for having done so. No certificateholder may take any action against the directing certificateholder under the pooling and servicing agreement for this securitization or under the pooling and servicing agreement governing the servicing of the non-serviced whole loan, or against any other parties for having acted solely in their respective interests. See "*Description of the Mortgage Pool—The Whole Loans*" for a description of these rights to terminate the special servicer.

Other Potential Conflicts of Interest May Affect Your Investment

The managers of the mortgaged properties and the borrowers may experience conflicts in the management and/or ownership of the mortgaged properties because:

- a substantial number of the mortgaged properties are managed by property managers affiliated with the respective borrowers;

- these property managers also may manage and/or franchise additional properties, including properties that may compete with the mortgaged properties; and

- affiliates of the managers and/or the borrowers, or the managers and/or the borrowers themselves, also may own other properties, including competing properties.

None of the borrowers, property managers or any of their affiliates or any employees of the foregoing has any duty to favor the leasing of space in the mortgaged properties over the leasing of space in other properties, one or more of which may be adjacent to or near the mortgaged properties.

Each of the foregoing relationships should be considered carefully by you before you invest in any certificates.

Other Risks Relating to the Certificates

The Certificates Are Limited Obligations

The certificates, when issued, will only represent ownership interests in the issuing entity. The certificates will not represent an interest in or obligation of, and will not be guaranteed by, the sponsors, the depositor or any other person. The primary assets of the issuing entity will be the mortgage loans, and distributions on any class of certificates will depend solely on the amount and timing of payments and other collections in respect of the mortgage loans. We cannot assure you that the cash flow from the mortgaged properties and the proceeds of any sale or refinancing of the mortgaged properties will be sufficient to pay the principal of, and interest on, the mortgage loans or to distribute in full the amounts of interest and principal to which the certificateholders will be entitled. See "*Description of the Certificates— General*".

The Certificates May Have Limited Liquidity and the Market Value of the Certificates May Decline

Your certificates will not be listed on any national securities exchange or traded on any automated quotation systems of any registered securities association, and there is currently no secondary market for your certificates. The underwriters have no obligation to make a market in the offered certificates. We cannot assure you that an active secondary market for the certificates will develop. Additionally, one or more investors may purchase substantial portions of one or more classes of certificates. Accordingly, you may not have an active or liquid secondary market for your certificates.

The market value of the certificates will also be influenced by the supply of and demand for CMBS generally. A number of factors will affect investors' demand for CMBS, including:

- the availability of alternative investments that offer higher yields or are perceived as being a better credit risk than CMBS, or as having a less volatile market value or being more liquid than CMBS;

- legal and other restrictions that prohibit a particular entity from investing in CMBS or limit the amount or types of CMBS that it may acquire or require it to maintain increased capital or reserves as a result of its investment in CMBS;

- increased regulatory compliance burdens imposed on CMBS or securitizations generally, or on classes of securitizers, that may make securitization a less attractive financing option for commercial mortgage loans; and

- investors' perceptions of commercial real estate lending or CMBS, which may be adversely affected by, among other things, a decline in real estate values or an increase in defaults and foreclosures on commercial mortgage loans.

We cannot assure you that your certificates will not decline in value.

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Legal and Regulatory Provisions Affecting Investors Could Adversely Affect the Liquidity of the Offered Certificates

We make no representation as to the proper characterization of the offered certificates for legal investment, financial institution regulatory, financial reporting or other purposes, as to the ability of particular investors to purchase the offered certificates under applicable legal investment or other restrictions or as to the consequences of an investment in the offered certificates for such purposes or under such restrictions. We note that regulatory or legislative provisions applicable to certain investors may have the effect of limiting or restricting their ability to hold or acquire CMBS, which in turn may adversely affect the ability of investors in the offered certificates who are not subject to those provisions to resell their certificates in the secondary market. For example:

- Effective January 1, 2014, EU Regulation 575/2013 (the "CRR") imposes on European Economic Area ("EEA") credit institutions and investment firms investing in securitizations issued on or after January 1, 2011, or in securitizations issued prior to that date where new assets are added or substituted after December 31, 2014: (a) a requirement (the "Retention Requirement") that the originator, sponsor or original lender of such securitization has explicitly disclosed that it will retain, on an ongoing basis, a material net economic interest which, in any event, may not be less than 5%; and (b) a requirement (the "Due Diligence Requirement") that the investing credit institution or investment firm has undertaken certain due diligence in respect of the securitization and the underlying exposures and has established procedures for monitoring them on an ongoing basis.

  National regulators in EEA member states impose penal risk weights on securitization investments in respect of which the Retention Requirement or the Due Diligence Requirement has not been satisfied in any material respect by reason of the negligence or omission of the investing credit institution or investment firm.

  If the Retention Requirement or the Due Diligence Requirement is not satisfied in respect of a securitization investment held by a non-EEA subsidiary of an EEA credit institution or investment firm then an additional risk weight may be applied to such securitization investment when taken into account on a consolidated basis at the level of the EEA credit institution or investment firm.

  Requirements similar to the Retention Requirement and the Due Diligence Requirement (the "Similar Requirements"): (i) apply to investments in securitizations by investment funds managed by EEA investment managers subject to EU Directive 2011/61/EU; and (ii) subject to the adoption of certain secondary legislation, will apply to investments in securitizations by EEA insurance and reinsurance undertakings and by EEA undertakings for collective investment in transferable securities.

  None of the sponsors, the depositor or the issuing entity intends to retain a material net economic interest in the securitization constituted by the issue of the offered certificates in accordance with the Retention Requirement or to take any other action which may be required by EEA-regulated investors for the purposes of their compliance with the Retention Requirement, the Due Diligence Requirement or Similar Requirements. Consequently, the offered certificates are not a suitable investment for EEA-credit institutions, investment firms or the other types of EEA regulated investors mentioned above. As a result, the price and liquidity of the offered certificates in the secondary market may be adversely affected. EEA-regulated investors are encouraged to consult with their own investment and legal advisors regarding the suitability of the offered certificates for investment.

- The Dodd Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") enacted in the United States requires that federal banking agencies amend their regulations to remove reference to or reliance on credit agency ratings, including, but not limited to, those found in the federal banking agencies' risk-based capital regulations. New capital regulations were issued by the banking regulators in July 2013 and began phasing in on January 1, 2014; these regulations implement the increased capital requirements established under the Basel Accord. These new capital regulations eliminate reliance on credit ratings and otherwise alter, and in most cases increase, the capital requirements imposed on depository institutions and their holding companies, including with respect to ownership of asset-backed securities such as CMBS. As a result of these regulations, investments in CMBS like the certificates by institutions subject to the risk based capital regulations may result in greater capital charges to these financial institutions and these new regulations may otherwise adversely affect the treatment of CMBS for their regulatory capital purposes.

- The issuing entity will be relying on an exclusion or exemption under the Investment Company Act contained in Section 3(c)(5) of the Investment Company Act or Rule 3a-7 under the Investment Company Act, although there may be additional exclusions or exemptions available to the issuing entity. The issuing entity is being structured so as not to constitute a "covered fund" for purposes of the regulations adopted to implement Section 619 of the Dodd-Frank Act (such statutory provision together with such implementing regulations, the "Volcker Rule"). The Volcker Rule generally prohibits "banking entities" (which is broadly defined to include U.S. banks and bank holding companies and many non-U.S. banking entities, together with their respective subsidiaries and other affiliates) from (i) engaging in proprietary trading, (ii) acquiring or retaining an ownership interest in or sponsoring a "covered fund" and (iii) entering into certain relationships with such funds. The Volcker Rule became effective on July 21, 2012, and final regulations implementing the Volcker Rule were adopted on December 10, 2013 and became effective on April 1, 2014. Conformance with the Volcker Rule and its implementing regulations is required by July 21, 2015 (subject to the possibility of up to two one-year extensions). In the interim, banking entities must make good faith efforts to conform their activities and investments to the Volcker Rule. Under the Volcker Rule, unless otherwise jointly determined otherwise by specified federal regulators, a "covered fund" does not include an issuer that may rely on an exclusion or exemption from the definition of "investment company" under the Investment Company Act other than the exclusions contained in Section 3(c)(1) and Section 3(c)(7) of the Investment Company Act. The general effects of the Volcker Rule remain uncertain. Any prospective investor in the certificates, including a U.S. or foreign bank or a subsidiary or other bank affiliate, should consult its own legal advisors regarding such matters and other effects of the Volcker Rule.

- Financial accounting principles could under certain circumstances require an investor or its owner generally to consolidate the assets of the issuing entity in its financial statements and record third parties' investments in the issuing entity as liabilities of that investor or owner or could otherwise adversely affect the manner in which the investor or its owner must report an investment in CMBS for financial reporting purposes.

- For purposes of the Secondary Mortgage Market Enhancement Act of 1984, as amended, [no] class of offered certificates will constitute "mortgage related securities".

Accordingly, all investors whose investment activities are subject to legal investment laws and regulations, regulatory capital requirements, or review by regulatory authorities should consult with their own legal, accounting and other advisors in determining whether, and to what extent, the offered certificates will constitute legal investments for them or are subject to investment or other restrictions, unfavorable accounting treatment, capital charges or reserve requirements. See "*Legal Investment*".

Nationally Recognized Statistical Rating Organizations May Assign Different Ratings to the Certificates; Ratings of the Certificates Reflect Only the Views of the Applicable Rating Agencies as of the Dates Such Ratings Were Issued; Ratings May Affect ERISA Eligibility; Ratings May Be Downgraded

Ratings assigned to the offered certificates by the nationally recognized statistical rating organizations engaged by the depositor:

- are based on, among other things, the economic characteristics of the mortgaged properties and other relevant structural features of the transaction;

- do not represent any assessment of the yield to maturity that a certificateholder may experience;

- reflect only the views of the applicable rating agencies as of the date such ratings were issued;

- may be reviewed, revised, suspended, downgraded, qualified or withdrawn entirely by the respective rating agency as a result of changes in or unavailability of information;

- may have been determined based on criteria that included an analysis of historical mortgage loan data that may not reflect future experience;

- may reflect assumptions by such rating agencies regarding performance of the mortgage loans that are not accurate, as evidenced by the significant amount of downgrades, qualifications and withdrawals of ratings assigned to previously issued CMBS by the hired rating agencies and other nationally recognized statistical rating organizations during the recent credit crisis; and

- do not consider to what extent the offered certificates will be subject to prepayment or that the outstanding principal amount of any class of offered certificates will be prepaid.

In addition, the rating of any class of offered certificates below an investment grade rating by any nationally recognized statistical rating organization, whether upon initial issuance of such class of certificates or as a result of a ratings downgrade, could adversely affect the ability of an employee benefit plan or other investor to purchase or retain those offered certificates. See "*Certain ERISA Considerations*" and "*Legal Investment*".

Nationally recognized statistical rating organizations that were not engaged by the depositor to rate the offered certificates may nevertheless issue unsolicited credit ratings on one or more classes of offered certificates, relying on information they receive pursuant to Rule 17g-5 under the Securities Exchange Act of 1934, as amended, or otherwise. If any such unsolicited ratings are issued, we cannot assure you that they will not be different from any ratings assigned by a rating agency engaged by the depositor. The issuance of unsolicited ratings by any nationally recognized statistical rating organization on a class of the offered certificates that are lower than ratings assigned by a rating agency engaged by the depositor may adversely impact the liquidity, market value and regulatory characteristics of that class.

As part of the process of obtaining ratings for the offered certificates, the depositor had initial discussions with and submitted certain materials to [___] nationally recognized statistical rating organizations. Based on preliminary feedback from those nationally recognized statistical rating organizations at that time, the depositor selected [___] of those nationally recognized statistical rating organizations to rate certain classes of the certificates and not the other nationally recognized statistical rating organizations, due in part to their initial subordination levels for the various classes of the certificates. If the depositor had selected the other nationally recognized statistical rating organizations to rate the certificates, we cannot assure you that the ratings of such other nationally recognized statistical rating organizations would have assigned to the certificates would not have been lower than the ratings assigned by the nationally recognized statistical rating organizations engaged by the depositor. [Further, in the case of [one] nationally recognized statistical rating organization engaged by the depositor, the depositor only requested ratings for certain classes of rated certificates, due in part to the initial subordination levels provided by such nationally recognized statistical rating organization for the classes of certificates. If the depositor had selected such nationally recognized statistical rating organization to rate those other classes of rated certificates not rated by it, its ratings of those other certificates may have been different, and potentially lower, than those ratings ultimately assigned to those certificates by the other nationally recognized statistical rating organizations engaged to rate such certificates. In addition, the decision not to engage one or more other rating agencies in the rating of certain classes of certificates to be issued in connection with this transaction may negatively impact the liquidity, market value and regulatory characteristics of those classes of certificates. Although unsolicited ratings may be issued by any nationally recognized statistical rating organization, a nationally recognized statistical rating organization might be more likely to issue an unsolicited rating if it was not selected after having provided preliminary feedback to the depositor. Neither the depositor nor any other person or entity will have any duty to notify you if any other nationally recognized statistical rating organization issues, or delivers notice of its intention to issue, consolidated ratings on one or more classes of certificates after the date of this prospectus.

Furthermore, the Securities and Exchange Commission may determine that any or all of the rating agencies engaged by the depositor to rate the certificates no longer qualifies as a nationally recognized statistical rating organization, or is no longer qualified to rate the certificates or may no longer rate similar securities for a limited period as a result of an enforcement action, and that determination may also have an adverse effect on the liquidity, market value and regulatory characteristics of the offered certificates. To the extent that the provisions of any mortgage loan or the pooling and servicing agreement condition any action, event or circumstance on the delivery of a rating agency confirmation, the pooling and servicing agreement will require delivery or deemed delivery of a rating agency confirmation only from the rating agencies engaged by the depositor to rate the certificates [or, in the case of serviced whole loan, any related companion loan securities].

We are not obligated to maintain any particular rating with respect to the certificates, and the ratings initially assigned to the certificates by any or all of the rating agencies engaged by the depositor to rate the certificates could change adversely as a result of changes affecting, among other things, the mortgage loans, the mortgaged properties, the parties to the pooling and servicing agreement, or as a result of changes to ratings criteria employed by any or all of the rating agencies engaged by the depositor to rate the certificates. Although these changes would not necessarily be or result from an event of default on any mortgage loan, any adverse change to the ratings of the offered certificates would likely have an adverse effect on the market value, liquidity and/or regulatory characteristics of those certificates.

Further, certain actions provided for in loan agreements may require a rating agency confirmation be obtained from the rating agencies engaged by the depositor to rate the certificates [and, in the case of a serviced whole loan, any companion loan securities] as a precondition to taking such action. In certain circumstances, this condition may be deemed to have been met or waived without such a rating agency confirmation being obtained. In the event such an action is taken without a rating agency confirmation being obtained, we cannot assure you that the applicable rating agency will not downgrade, qualify or withdraw its ratings as a result of the taking of such action. See "*Description of the Mortgage Pool— Certain Terms of the Mortgage Loans—'Due-On-Sale' and 'Due-On-Encumbrance' Provisions*", "*Pooling and Servicing Agreement—Rating Agency Confirmations*" and "*Ratings*" for additional considerations regarding the ratings, including a description of the process of obtaining confirmations of ratings for the offered certificates.

Your Yield May Be Affected by Defaults, Prepayments and Other Factors

General. The yield to maturity on each class of offered certificates will depend in part on the following:

- the purchase price for the certificates;

- the rate and timing of principal payments on the mortgage loans (both voluntary and involuntary), and the allocation of principal prepayments to the respective classes of offered certificates with certificate balances; and

- the allocation of shortfalls and losses on the mortgage loans to the respective classes of offered certificates.

For this purpose, principal payments include voluntary and involuntary prepayments, such as prepayments resulting from the application of loan reserves, property releases, casualty or condemnation, defaults and liquidations as well as principal payments resulting from repurchases due to material breaches of representations and warranties or material document defects or purchases by a companion loan holder or mezzanine lender (if any) pursuant to a purchase option or sales of defaulted mortgage loans.

Any changes in the weighted average lives of your certificates may adversely affect your yield. In general, if you buy a certificate at a premium, and principal distributions occur faster than expected, your actual yield to maturity will be lower than expected. If principal distributions are very high, holders of certificates purchased at a premium might not fully recover their initial investment. Conversely, if you buy a certificate at a discount and principal distributions occur more slowly than expected, your actual yield to maturity will be lower than expected.

Prepayments resulting in a shortening of weighted average lives of your certificates may be made at a time of low interest rates when you may be unable to reinvest the resulting payment of principal on your certificates at a rate comparable to the effective yield anticipated by you in making your investment in the certificates, while delays and extensions resulting in a lengthening of those weighted average lives may occur at a time of high interest rates when you may have been able to reinvest principal payments that would otherwise have been received by you at higher rates.

In addition, the extent to which prepayments on the mortgage loans in the issuing entity ultimately affect the weighted average life of the certificates will depend on the terms of the certificates, more particularly:

- a class of certificates that entitles the holders of those certificates to a disproportionately larger share of the prepayments on the mortgage loans increases the "call risk" or the likelihood of early retirement of that class if the rate of prepayment is relatively fast; and

- a class of certificates that entitles the holders of the certificates to a disproportionately smaller share of the prepayments on the mortgage loans increases the likelihood of "extension risk" or an extended average life of that class if the rate of prepayment is relatively slow.

The Timing of Prepayments and Repurchases May Change Your Anticipated Yield.

The rate at which voluntary prepayments occur on the mortgage loans will be affected by a variety of factors, including:

- the terms of the mortgage loans, including, the length of any prepayment lockout period and the applicable yield maintenance charges and prepayment premiums and the extent to which the related mortgage loan terms may be practically enforced;

- the level of prevailing interest rates;

- the availability of credit for commercial real estate;

- the master servicer's or special servicer's ability to enforce yield maintenance charges and prepayment premiums;

- the failure to meet certain requirements for the release of escrows;

- the occurrence of casualties or natural disasters; and

- economic, demographic, tax, legal or other factors.

Although a yield maintenance charge or other prepayment premium provision of a mortgage loan is intended to create an economic disincentive for a borrower to prepay voluntarily a mortgage loan, we cannot assure you that mortgage loans that have such provisions will not prepay.

The extent to which the master servicer or the special servicer, if any, forecloses upon, takes title to and disposes of any mortgaged property related to a mortgage loan or sells defaulted mortgage loans will affect the weighted average lives of your certificates. If the master servicer or the special servicer, if any, forecloses upon a significant number of the related mortgage loans, and depending upon the amount and timing of recoveries from the related mortgaged properties or sells defaulted mortgage loans, your certificates may have a shorter weighted average life.

Delays in liquidations of defaulted mortgage loans and modifications extending the maturity of mortgage loans will tend to delay the payment of principal on the mortgage loans. The ability of the related borrower to make any required balloon payment typically will depend upon its ability either to refinance the mortgage loan or to sell the related mortgaged property. A significant number of the mortgage loans require balloon payments at maturity or anticipated repayment date and there is a risk that a number of those mortgage loans may default at maturity or anticipated repayment date, or that the master servicer or the special servicer, if any, may extend the maturity of a number of those mortgage loans in connection with workouts. We cannot assure you as to the borrowers' abilities to make mortgage loan payments on a full and timely basis, including any balloon payments at maturity or anticipated repayment date. Bankruptcy of the borrower or adverse conditions in the market where the mortgaged property is located may, among other things, delay the recovery of proceeds in the case of defaults. Losses on the mortgage loans due to uninsured risks or insufficient hazard insurance proceeds may create shortfalls in distributions to certificateholders. Any required indemnification of a party to the pooling and servicing agreement in connection with legal actions relating to the issuing entity, the related agreements or the certificates may also result in shortfalls.

See "—*Risks Relating to the Mortgage Loans—Risks Relating to Enforceability of Yield Maintenance Charges, Prepayment Premiums or Defeasance Provisions*" above and "*Description of the Mortgage Pool—Certain Terms of the Mortgage Loans—Prepayment Protections and Certain Involuntary Prepayments*".

In addition, if a sponsor repurchases a mortgage loan from the issuing entity due to a material breach of one or more of its representations or warranties or a material document defect, the repurchase price paid will be passed through to the holders of the certificates with the same effect as if the mortgage loan had been prepaid in part or in full, and no yield maintenance charge or other prepayment premium would be payable. Additionally, any mezzanine lender (if any), the holder of a subordinate companion loan [or, in the case of a trust subordinate companion loan, the directing certificateholder for the [LOAN-SPECIFIC CLASS] certificates] may have the option to purchase the related mortgage loan after certain defaults, and the purchase price may not include any yield maintenance charges or prepayment premiums. As a result of such a repurchase or purchase, investors in the [INTEREST-ONLY CLASSES] certificates and any other certificates purchased at a premium might not fully recoup their initial investment. A repurchase, a prepayment or the exercise of a purchase option may adversely affect the yield to maturity on your certificates. In this respect, see "*Description of the Mortgage Loan Purchase Agreements*" and "*Pooling and Servicing Agreement—Realization Upon Mortgage Loans*".

The certificates with notional amounts will not be entitled to distributions of principal but instead will accrue interest on their respective notional amounts. Because the notional amount of the certificates indicated in the table below is based upon the outstanding certificate balances of the related class of certificates and the trust components, the yield to maturity on the indicated certificates will be extremely sensitive to the rate and timing of prepayments of principal, liquidations and principal losses on the mortgage loans to the extent allocated to the related certificates and the trust components.

Interest-Only Class of Certificates	Underlying Class or Trust Components

A rapid rate of principal prepayments, liquidations and/or principal losses on the mortgage loans could result in the failure to recoup the initial investment in the [INTEREST-ONLY CLASS] and/or [INTEREST-ONLY CLASS] certificates. Investors in the [INTEREST-ONLY CLASSES] certificates should fully consider the associated risks, including the risk that an extremely rapid rate of amortization, prepayment or other liquidation of the Mortgage Loans could result in the failure of such investors to recoup fully their initial investments. The yield to maturity of the certificates with notional amounts may be adversely affected by the prepayment of mortgage loans with higher net mortgage loan rates. See "*Yield and Maturity Considerations—Yield on the Certificates with Notional Amounts*".

[Your Yield May Be Adversely Affected By Prepayments Resulting From Earnout Reserves. With respect to certain mortgage loans, earnout escrows may have been established at origination, which funds may be released to the related borrower upon satisfaction of certain conditions. If such conditions with respect to any such mortgage loan are not satisfied, the amounts reserved in such escrows [may be][are required to be] applied to the payment of the mortgage loan, which would have the same effect on the offered certificates as a prepayment of the mortgage loan, except that such application of funds would not be accompanied by any prepayment premium or yield maintenance charge. See Annex A-1. The pooling and servicing agreement will provide that unless required by the mortgage loan documents, the master servicer will not apply such amounts as a prepayment if no event of default has occurred.]

Losses and Shortfalls May Change Your Anticipated Yield. If losses on the mortgage loans exceed the aggregate certificate balance of the classes of certificates subordinated to a particular class, that class will suffer a loss equal to the full amount of the excess (up to the outstanding certificate balance of that class). Even if losses on the mortgage loans are not borne by your certificates, those losses may affect the weighted average life and yield to maturity of your certificates.

For example, certain shortfalls in interest as a result of involuntary prepayments may reduce the funds available to make payments on your certificates. In addition, if the master servicer, the special servicer or the trustee reimburses itself (or a master servicer, special servicer, trustee or other party to a pooling and servicing agreement governing the servicing of the non-serviced whole loan) out of general collections on the mortgage loans included in the issuing entity for any advance that it (or any such other party) has determined is not recoverable out of collections on the related mortgage loan, then to the extent that this reimbursement is made from collections of principal on the mortgage loans in the issuing entity, that reimbursement will reduce the amount of principal available to be distributed on the certificates and will result in a reduction of the certificate balance (or notional amount) of a class of certificates. See "*Description of the Certificates—Distributions*". Likewise, if the master servicer or the trustee reimburses itself out of principal collections on the mortgage loans for any workout-delayed reimbursement amounts, that reimbursement will reduce the amount of principal available to be distributed on the certificates on that distribution date. This reimbursement would have the effect of reducing current payments of principal on the offered certificates (other than the certificates and the Class R certificates with notional amounts) and extending the weighted average lives of the offered certificates with certificate balances. See "*Description of the Certificates—Distributions*".

In addition, to the extent losses are realized on the mortgage loans, first the Class [__] certificates, then the Class [__] certificates, then the Class [__] certificates, then the Class [__] certificates, then the Class [__] certificates, then the Class [A] trust component (and correspondingly, the Class [A] certificates and the Class [EC] certificates, *pro rata* based on their respective percentage interests in the Class [A] trust component), then the Class [B] trust component (and correspondingly, the Class [B] certificates and the Class [EC] certificates, *pro rata* based on their respective percentage interests Class [B] trust component), then the Class [C] trust component (and correspondingly, the Class [C] certificates and the Class [EC] certificates, *pro rata* based on their respective percentage interests in the Class [C] trust component) and, then *pro rata*, the Class [__] and Class [__] certificates, based on their respective certificate balances, will bear such losses up to an amount equal to the respective outstanding certificate balance of that class. A reduction in the certificate balance of the Class [__] or Class [__] certificates or the Class [A], Class [B], and Class [C] trust components will result in a corresponding reduction in the notional amount of the [INTEREST-ONLY CLASS] certificates. A reduction in the certificate balance of the Class [A], Class [B], and Class [C] trust components will result in a corresponding reduction in the notional amount of the [INTEREST-ONLY CLASS] certificates. We make no representation as to the anticipated rate or timing of prepayments (voluntary or involuntary) or rate, timing or amount of liquidations or losses on the mortgage loans or as to the anticipated yield to maturity of any such offered certificate. See "*Yield and Maturity Considerations*".

The exchangeable certificates will be subject to a realized loss or shortfall on the Class [A], Class [B], and Class [C] trust components to the extent of their percentage interest in such trust component. See "*Description of the Certificates—Distributions*".

Risk of Early Termination. The issuing entity is subject to optional termination under certain circumstances. See "*Pooling and Servicing Agreement—Termination; Retirement of Certificates*". In the event of this termination, you might receive some principal payments earlier than otherwise expected, which could adversely affect your anticipated yield to maturity.

There Are Risks Relating to the Exchangeable Certificates

The characteristics of the Class [EC] certificates will reflect, in the aggregate, the characteristics of the Class [A], Class [B], and Class [C] certificates. As a result, the Class [EC] certificates will be subject to the same risks as the Class [A], Class [B], and Class [C] certificates described in this prospectus. Investors are also encouraged to consider a number of factors that will limit a certificateholder's ability to exchange exchangeable certificates:

- At the time of a proposed exchange, a certificateholder must own exchangeable certificates in the requisite exchangeable proportion to make the desired exchange (as described under "*Description of the Certificates—Exchanges of Exchangeable Certificates*").

- A certificateholder that does not own exchangeable certificates in the requisite exchangeable proportion may be unable to obtain the necessary exchangeable certificates or may be able only to exchange the portion (if any) of its exchangeable certificates that represents an exchangeable proportion. Another certificateholder may refuse to sell its certificates at a reasonable (or any) price or may be unable to sell them, or certificates may have been purchased or placed into other financial structures and thus may be unavailable. Such circumstances may prevent you from obtaining exchangeable certificates in the proportions necessary to effect an exchange.

- Exchanges will no longer be permitted following the date when the then-current principal balance of the Class [A], Class [B], and Class [C] trust components (and, correspondingly, to the extent evidencing an interest in the Class [A], Class [B], and Class [C] trust components, the Class [EC] certificates and the applicable component of the Class [A], Class [B] or Class [C] certificates) is reduced to zero as a result of the payment in full of all interest and principal on that trust component.

- Certificates may only be held in authorized denominations.

Subordination of the Subordinated Certificates and Class [EC] Certificates Will Affect the Timing of Distributions and the Application of Losses on the Subordinated Certificates and Class [EC] Certificates

As described in this prospectus, the rights of the holders of [IDENTIFY SUBORDINATED CLASSES] certificates, and the Class [EC] certificates in respect of its various trust components, to receive payments of principal and interest otherwise payable on their certificates will be subordinated to such rights of the holders of the more senior certificates having an earlier alphabetical or alphanumeric class designation or trust components.

[If you acquire Class [A], Class [B], Class [C] or Class [EC] certificates, then your rights to receive distributions of amounts collected or advanced on or in respect of the mortgage loans will be subordinated to those of the holders of the [SENIOR CLASSES] certificates. [Describe subordination of Exchangeable Certificates]

As a result, investors in those classes of certificates that are subordinated in whole or part to other classes of certificates will generally bear the effects of losses on the mortgage loans and unreimbursed expenses of the issuing entity before the holders of those other classes of certificates. See "*Description of the Certificates—Distributions*" and "*—Subordination; Allocation of Realized Losses*".

[Pro Rata Allocation of Principal Between and Among the Subordinate Companion Loan and the Related Mortgage Loan Prior to a Material Mortgage Loan Event Default.

With respect to a mortgage loan that is part of a whole loan with a subordinate companion loan, prior to the occurrence and continuance of a material mortgage loan event of default, any collections of scheduled principal payments and other unscheduled principal payments with respect to the related whole loan [(including any prepayment in connection with a release of a mortgaged property)] received from the related borrower will generally be allocated to such mortgage loan and the subordinate companion loan on a *pro rata* basis. Such *pro rata* distributions of principal will have the effect of reducing the total dollar amount of subordination provided to the offered certificates by the subordinate companion loan (including the loan specific certificates related to the trust subordinate companion loan).]

Your Lack of Control Over the Issuing Entity and the Mortgage Loans Can Impact Your Investment

You Have Limited Voting Rights. Except as described in this prospectus, you and other certificateholders generally do not have a right to vote and do not have the right to make decisions with respect to the administration of the issuing entity and the mortgage loans. With respect to mortgage loans (other than mortgage loan that will be serviced under a separate pooling and servicing agreement), those decisions are generally made, subject to the express terms of the pooling and servicing agreement for this transaction, by the master servicer, the special servicer, the trustee or the certificate administrator, as applicable, subject to any rights of the directing certificateholder under the pooling and servicing agreement for this transaction and the rights of the holders of the related companion loans and mezzanine debt under the related intercreditor agreement. With respect to the non-serviced mortgage loan, you will generally not have any right to vote or make decisions with respect the non-serviced mortgage loan, and those decisions will generally be made by the master servicer or the special servicer under the pooling and servicing agreement governing the servicing of the non-serviced mortgage loan and the related companion loan, subject to the rights of the directing certificateholder appointed under such pooling and servicing agreement. See "*Pooling and Servicing Agreement*" and *"Description of the Mortgage Pool—The Whole Loans*". In particular, with respect to the risks relating to a modification of a mortgage loan, see "*—Risks Relating to Modifications of the Mortgage Loans*" below.

In certain limited circumstances where certificateholders have the right to vote on matters affecting the issuing entity, in some cases, these votes are by certificateholders taken as a whole and in others the vote is by class. In all cases voting is based on the outstanding certificate balance, which is reduced by realized losses. In certain cases with respect to the termination of the special servicer and the operating advisor, certain voting rights will also be reduced by appraisal reductions, as described below. These limitations on voting could adversely affect your ability to protect your interests with respect to matters voted on by certificateholders. See "*Description of the Certificates—Voting Rights*". You will have no rights to vote on any servicing matters related to the mortgage loan that will be serviced under the pooling and servicing agreement governing the servicing of the non-serviced whole loan.

The Rights of the Directing Certificateholder and the Operating Advisor Could Adversely Affect Your Investment. The directing certificateholder will have certain consent and consultation rights with respect to certain matters relating to the mortgage loans (other than the non-serviced mortgage loan) and the right to replace the special servicer with or without cause, except that if a control termination event (i.e., an event in which the certificate balance of the most senior class of certificates that is eligible to be a controlling class, as reduced by the application of appraisal reductions and realized losses, is less than 25% of its initial certificate balance) occurs and is continuing, the directing certificateholder will lose the consent rights and the right to replace the special servicer, and if a consultation termination event (i.e., an event in which the certificate balance of the most senior class of certificates that is eligible to be a controlling class (as reduced by the application of realized losses) is less than 25% of its initial certificate balance) occurs, then the directing certificateholder will lose the consultation rights. See "*Pooling and Servicing Agreement—The Directing Certificateholder*".

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These actions and decisions with respect to which the directing certificateholder has consent or consultation rights include, among others, certain modifications to the mortgage loans or serviced whole loans, including modifications of monetary terms, foreclosure or comparable conversion of the related mortgaged properties, and certain sales of mortgage loans or REO properties for less than the outstanding principal amount plus accrued interest, fees and expenses. As a result of the exercise of these rights by the directing certificateholder, the special servicer may take actions with respect to a mortgage loan that could adversely affect the interests of investors in one or more classes of offered certificates.

Similarly, with respect to the non-serviced mortgage loan, the special servicer under the pooling and servicing agreement governing the servicing of the non-serviced mortgage loan may, at the direction or upon the advice of the directing certificateholder of the related securitization trust holding the controlling note for the non-serviced whole loan, take actions with respect to such non-serviced mortgage loan and related companion loan that could adversely affect the non-serviced mortgage loan, and therefore, the holders of some or all of the classes of certificates. [The issuing entity (as the holder of the non-controlling note) will have limited consultation rights with respect to major decisions relating to the non-serviced whole loan and in connection with a sale of a defaulted loan, and such rights will be exercised by the directing certificateholder for this transaction so long as no control termination event has occurred and is continuing and by the special servicer if a control termination event has occurred and is continuing]. See "*Description of the Mortgage Pool—The Whole Loans*" and "*Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan*".

Although the special servicer under the pooling and servicing agreement and the special servicer for the non-serviced mortgage loan are not permitted to take actions which are prohibited by law or violate the servicing standard under the applicable pooling and servicing agreement or the terms of the related loan documents, it is possible that the directing certificateholder (or equivalent entity) under such pooling and servicing agreement may direct or advise, as applicable, the related special servicer to take actions with respect to such mortgage loan that conflict with the interests of the holders of certain classes of the certificates.

You will be acknowledging and agreeing, by your purchase of offered certificates, that the directing certificateholder and the directing certificateholder under the pooling and servicing agreement governing the servicing of the non-serviced mortgage loan:

(i)   may have special relationships and interests that conflict with those of holders of one or more classes of certificates;

(ii)   may act solely in the interests of the holders of the controlling class (or, in the case of the non-serviced mortgage loan, the controlling class of the securitization trust formed under pooling and servicing agreement governing the servicing of the non-serviced mortgage loan)

(iii)   does not have any duties to the holders of any class of certificates other than the controlling class (or, in the case of the non-serviced mortgage loan, the controlling class of the securitization trust formed under pooling and servicing agreement governing the servicing of the non-serviced mortgage loan);

(iv)   may take actions that favor the interests of the holders of the controlling class (or, in the case of the non-serviced mortgage loan, the controlling class of the securitization trust formed under pooling and servicing agreement governing the servicing of the non-serviced mortgage loan) over the interests of the holders of one or more other classes of certificates; and

(v)   will have no liability whatsoever (other than to a controlling class certificateholder) for having so acted as set forth in clauses (i) – (iv) above, and that no certificateholder may take any action whatsoever against the directing certificateholder or the directing certificateholder under the pooling and servicing agreement governing the servicing of the non-serviced mortgage loan or any of their respective affiliates, directors, officers, employees, shareholders, members, partners, agents or principals for having so acted.

In addition, if a [control termination event] [operating advisor consultation event—APPLICABLE TO OFFERINGS WITH CLOSING DATES ON AND AFTER DECEMBER 24, 2016] has occurred and is continuing, the operating advisor will have certain consultation rights with respect to certain matters relating to the mortgage loans (other than the non-serviced mortgage loan). Further, [if a control termination event has occurred and is continuing,][APPLICABLE TO OFFERINGS WITH CLOSING DATES PRIOR TO DECEMBER 24, 2016] the operating advisor will have the right to recommend a replacement of a special servicer, as described under "*Pooling and Servicing Agreement—The Operating Advisor*". The operating advisor is generally required to act on behalf of the issuing entity and in the best interest of, and for the benefit of, the certificateholders and, with respect to any serviced whole loan for the benefit of the holders of the related companion loan (as a collective whole as if the certificateholders and companion loan holders constituted a single lender). We cannot assure you that any actions taken by the special servicer as a result of a recommendation or consultation by the operating advisor will not adversely affect the interests of investors in one or more classes of certificates. With respect to the non-serviced mortgage loan, the operating advisor appointed under the pooling and servicing agreement governing the servicing of the non-serviced mortgage loan will have similar rights and duties under such pooling and servicing agreement. See "*Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan*".

You Have Limited Rights to Replace the Servicer, the Special Servicer, the Trustee, the Certificate Administrator, the Operating Advisor or the Asset Representations Reviewer. In general, the directing certificateholder will have the right to terminate and replace the special servicer with or without cause so long as no control termination event has occurred and is continuing. After the occurrence and during continuance of a control termination event under the pooling and servicing agreement, the special servicer may also be removed in certain circumstances (x) if a request is made by certificateholders evidencing not less than 25% of the voting rights (taking into account the application of appraisal reductions to notionally reduce the respective certificate balances and considering each class of the Class [A], Class [B], and Class [C] certificates together with the Class [EC] certificates' applicable percentage interest of the related Class [A], Class [B], and Class [C] trust components as a single "class" for such purpose of the certificates) and (y) upon receipt of approval by certificateholders holding at least 75% of a quorum of the certificateholders (which is the holders of certificates evidencing at least 75% of the voting rights (taking into account the application of realized losses and the application of appraisal reductions to notionally reduce the respective certificate balances and considering each class of the Class [A], Class [B], and Class [C] certificates together with the Class [EC] certificates' applicable percentage interest of the related Class [A], Class [B], and Class [C] trust components as a single "class" for such purpose). See *"Pooling and Servicing Agreement—Replacement of Special Servicer Without Cause"*.

The certificateholders will generally have no right to replace and terminate the master servicer, the trustee and the certificate administrator without cause. The vote of the requisite percentage of certificateholders may terminate the operating advisor or the asset representations reviewer without cause. The vote of the requisite percentage of the certificateholders will be required to replace the master servicer, the special servicer, the operating advisor and the asset representations reviewer, even for cause, and certain termination events may be waived by the vote of the requisite percentage of the certificateholders. The certificateholders will have no right to replace the master servicer or the special servicer of the pooling and servicing agreement relating to the non-serviced mortgage loan. We cannot assure that your lack of control over the replacement of these parties will not have an adverse impact on your investment.

The Rights of Companion Loan Holders and Mezzanine Debt May Adversely Affect Your Investment. The holders of a *pari passu* companion loan relating to the serviced mortgage loan will have certain consultation rights (on a non-binding basis) with respect to major decisions relating to the related whole loan under the related intercreditor agreement. Such companion loan holder and its representative may have interests in conflict with those of the holders of some or all of the classes of certificates, and

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may advise the special servicer to take actions that conflict with the interests of the holders of certain classes of the certificates. Although any such consultation is non-binding and the special servicer is not obligated to consult with the companion loan holder if required under the servicing standard, we cannot assure you that the exercise of the rights of such companion loan holder will not delay any action to be taken by the special servicer and will not adversely affect your investment.

With respect to the mortgage loan that is subject to a subordinate companion loan, [the holders of the subordinate companion loan (or in the case of the trust subordinate companion loan, [the [LOAN SPECIFIC CLASS] certificates, as the holder of a beneficial interest in the trust subordinate companion loan)] will have the right under certain limited circumstances [(and acting through the directing certificateholder in the case of the [LOAN SPECIFIC CLASS] certificates)] to (i) cure certain defaults with respect to the related mortgage loan and to purchase (without payment of any yield maintenance charge or prepayment premium) the related mortgage loan and (ii) prior to the occurrence and continuance of an AB control appraisal period with respect to the subordinate companion loan, approve certain modifications and consent to certain actions to be taken with respect to the related whole loan. The rights of the holder of a subordinate companion loan could adversely affect your ability to protect your interests with respect to matters relating to the related mortgage loan. See "*Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan*".

With respect to mortgage loans that have mezzanine debt, the related mezzanine lender will have the right under certain limited circumstances to (i) cure certain defaults with respect to, and under certain default scenarios, purchase (without payment of any yield maintenance charge or prepayment premium) the related mortgage loan and (ii) so long as no event of default with respect to the related mortgage loan continues after the mezzanine lender's cure right has expired, approve certain modifications and consent to certain actions to be taken with respect to the related mortgage loan. See "*Description of the Mortgage Pool—Mortgage Pool Characteristics*" and "*—Additional Indebtedness*".

The purchase option that the holder of a subordinate companion loan or mezzanine debt holds pursuant to the related intercreditor agreement generally permits such holder to purchase its related defaulted mortgage loan for a purchase price generally equal to the outstanding principal balance of the related defaulted mortgage loan, together with accrued and unpaid interest (exclusive of default interest) on, and unpaid servicing expenses, protective advances and interest on advances related to, such defaulted mortgage loan. However, in the event such holder is not obligated to pay some or all of those fees and additional expenses, including any liquidation fee payable to the special servicer under the terms of the pooling and servicing agreement, then the exercise of such holder's rights under the intercreditor agreement to purchase the related mortgage loan from the issuing entity may result in a loss to the issuing entity in the amount of those fees and additional expenses. In addition, such holder's right to cure defaults under the related defaulted mortgage loan could delay the issuing entity's ability to realize on or otherwise take action with respect to such defaulted mortgage loan.

In addition, with respect to the non-serviced mortgage loan, you will not have any right to vote with respect to any matters relating to the servicing and administration of the non-serviced mortgage loan. See "*Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Whole Loan"* and *"Pooling and Servicing Agreement—Servicing of the Non-Servicing Mortgage Loan*".

You will be acknowledging and agreeing, by your purchase of offered certificates, that the companion loan holders:

- may have special relationships and interests that conflict with those of holders of one or more classes of certificates;

- may act solely in its own interests, without regard to your interests;

- do not have any duties to any other person, including the holders of any class of certificates;

- may take actions that favor its interests over the interests of the holders of one or more classes of certificates; and

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- will have no liability whatsoever for having so acted and that no certificateholder may take any action whatsoever against the companion loan holder or its representative or any director, officer, employee, agent or principal of the companion loan holder or its representative for having so acted.

Risks Relating to Modifications of the Mortgage Loans

The master servicer (or any related primary servicer) will be responsible for servicing the mortgage loans serviced by it regardless of whether such mortgage loans are performing or have become delinquent or have otherwise been transferred to special servicing. As delinquencies or defaults occur, the special servicer [and any sub-servicer] will be required to utilize an increasing amount of resources to work with borrowers to maximize collections on the mortgage loans serviced by it. This may include modifying the terms of such mortgage loans that are in default or whose default is reasonably foreseeable. At each step in the process of trying to bring a defaulted mortgage loan current or in maximizing proceeds to the issuing entity, the special servicer [and any sub-servicer] will be required to invest time and resources not otherwise required when collecting payments on performing mortgage loans. Modifications of mortgage loans implemented by the special servicer [or any sub-servicer] in order to maximize ultimate proceeds of such mortgage loans to issuing entity may have the effect of, among other things, reducing or otherwise changing the mortgage rate, forgiving or forbearing payments of principal, interest or other amounts owed under the mortgage loan, extending the final maturity date of the mortgage loan, capitalizing or deferring delinquent interest and other amounts owed under the mortgage loan, forbearing payment of a portion of the principal balance of the mortgage loan or any combination of these or other modifications.

Any modified mortgage loan may remain in the issuing entity, and the modification may result in a reduction in (or may eliminate) the funds received with respect of such mortgage loan. In particular, any modification to reduce or forgive the amount of interest payable on the mortgage loan will reduce the amount cash flow available to make distributions of interest on the certificates, which will likely impact the most subordinated classes of certificates that suffer the shortfall. To the extent the modification defers principal payments on the mortgage loan (including as a result of an extension of its stated maturity date), certificates entitled to principal distributions will likely be repaid more slowly than anticipated, and if principal payments on the mortgage loan are forgiven, the reduction will cause a write-down of the certificate balances of the certificates in reverse order of seniority. See "*Description of the Certificates—Subordination; Allocation of Realized Losses*".

The ability to modify mortgage loans by the special servicer may be limited by several factors. First, if the special servicer has to consider a large number of modifications, operational constraints may affect the ability of the servicer to adequately address all of the needs of the borrowers. Furthermore, the terms of the related servicing agreement may prohibit the special servicer from taking certain actions in connection with a loan modification, such as an extension of the loan term beyond a specified date such as a specified number of years prior to the rated final distribution date. You should consider the importance of the role of the special servicer in maximizing collections for the transaction and the impediments the special servicer may encounter when servicing delinquent or defaulted mortgage loans. In some cases, failure by a special servicer to timely modify the terms of a defaulted mortgage loan may reduce amounts available for distribution on the certificates in respect of such mortgage loan, and consequently may reduce amounts available for distribution to the related certificates. In addition, even if a loan modification is successfully completed, we cannot assure you that that the related borrower will continue to perform under the terms of the modified mortgage loan.

Modifications that are designed to maximize collections in the aggregate may adversely affect a particular class of certificates. The pooling and servicing agreement obligates the special servicer not to consider the interests of individual classes of certificates. You should note that in connection with considering a modification or other type of loss mitigation, the special servicer may incur or bear related out-of-pocket expenses, such as appraisal fees, which would be reimbursed to the special servicer from the transaction as servicing advances and paid from amounts received on the modified loan or from other

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mortgage loans in the mortgage pool but in each case, prior to distributions being made on the certificates.

Sponsors May Not Make Required Repurchases or Substitutions of Defective Mortgage Loans or Pay Any Loss of Value Payment Sufficient to Cover All Losses on a Defective Mortgage Loan

Each sponsor is the sole warranting party in respect of the mortgage loans sold by such sponsor to us. Neither we nor any of our affiliates (except [_____] in its capacity as a sponsor) is obligated to repurchase or substitute any mortgage loan or make any payment to compensate the issuing entity in connection with a breach of any representation or warranty of a sponsor or any document defect, if the sponsor defaults on its obligation to do so. We cannot assure you that the sponsors will effect such repurchases or substitutions or make such payment to compensate the issuing entity. Although a loss of value payment may only be made to the extent that the special servicer deems such amount to be sufficient to compensate the issuing entity for such material defect or material breach, we cannot assure you that such loss of value payment will fully compensate the issuing entity for such material defect or material breach in all respects. In addition, the sponsors may have various legal defenses available to them in connection with a repurchase or substitution obligation or an obligation to pay the loss of value payment. [In particular, in the case of the non-serviced loan that is serviced under the pooling and servicing agreement entered into in connection with the securitization of the related *pari passu* companion loan, the asset representations reviewer under that pooling and servicing agreement may review the diligence file relating to such *pari passu* companion loan concurrently with the review of the asset representations reviewer of the related mortgage loan for this transaction, and their findings may be inconsistent, and such inconsistency may allow the related mortgage loan seller to challenge the findings of the asset representations reviewer of the affected mortgage loan.] Any mortgage loan that is not repurchased or substituted and that is not a "qualified mortgage" for a REMIC may cause designated portions of the issuing entity to fail to qualify as one or more REMICs or cause the issuing entity to incur a tax. See "*Description of the Mortgage Loan Purchase Agreements*".

Risks Relating to Interest on Advances and Special Servicing Compensation

To the extent described in this prospectus, the master servicer, the special servicer and the trustee will each be entitled to receive interest on unreimbursed advances made by it at the "Prime Rate" as published in *The Wall Street Journal*. This interest will generally accrue from the date on which the related advance is made or the related expense is incurred to the date of reimbursement. In addition, under certain circumstances, including delinquencies in the payment of principal and/or interest, a mortgage loan will be specially serviced and the special servicer will be entitled to compensation for special servicing activities. The right to receive interest on advances or special servicing compensation is senior to the rights of certificateholders to receive distributions on the offered certificates. The payment of interest on advances and the payment of compensation to the special servicer may lead to shortfalls in amounts otherwise distributable on your certificates.

Bankruptcy of a Servicer May Adversely Affect Collections on the Mortgage Loans and the Ability to Replace the Servicer

The master servicer or the special servicer may be eligible to become a debtor under the Bankruptcy Code or enter into receivership under the Federal Deposit Insurance Act ("FDIA"). If a master servicer or special servicer, as applicable, were to become a debtor under the Bankruptcy Code or enter into receivership under the FDIA, although the pooling and servicing agreement provides that such an event would entitle the issuing entity to terminate the master servicer or special servicer, as applicable, the provision would most likely not be enforceable. However, a rejection of the pooling and servicing agreement by a master servicer or special servicer, as applicable, in a bankruptcy proceeding or repudiation of the pooling and servicing agreement in a receivership under the FDIA would be treated as a breach of the pooling and servicing agreement and give the issuing entity a claim for damages and the ability to appoint a successor master servicer or special servicer, as applicable. An assumption under the Bankruptcy Code would require the master servicer or special servicer, as applicable, to cure its pre-bankruptcy defaults, if any, and demonstrate that it is able to perform following assumption. The bankruptcy court may permit the master servicer or special servicer, as applicable, to assume the servicing agreement and assign it to a third party. An insolvency by an entity governed by state insolvency law would vary depending on the laws of the particular state. We cannot assure you that a bankruptcy or receivership of the master servicer or special servicer, as applicable, would not adversely impact the servicing of the mortgage loans or the issuing entity would be entitled to terminate the master servicer or special servicer, as applicable, in a timely manner or at all.

If any master servicer or special servicer, as applicable, becomes the subject of bankruptcy or similar proceedings, the issuing entity claim to collections in that master servicer or special servicer's, as applicable, possession at the time of the bankruptcy filing or other similar filing may not be perfected. In this event, funds available to pay principal and interest on your certificates may be delayed or reduced.

The Sponsors, the Depositor and the Issuing Entity Are Subject to Bankruptcy or Insolvency Laws That May Affect the Issuing Entity's Ownership of the Mortgage Loans

In the event of the bankruptcy or insolvency of a sponsor or the depositor, it is possible the issuing entity's right to payment from or ownership of the mortgage loans could be challenged, and if such challenge were successful, delays, reductions in payments and/or losses on the certificates could occur.

The transfer of the mortgage loans by the sponsors in connection with this offering is not expected to qualify for the securitization safe harbor adopted by the Federal Deposit Insurance Corporation (the "FDIC") for securitizations sponsored by insured depository institutions. However, the safe harbor is non-exclusive.

In the case of each sponsor, an opinion of counsel will be rendered on the closing date, based on certain facts and assumptions and subject to certain qualifications, to the effect that the transfer of the applicable mortgage loans by such sponsor to the depositor would generally be respected in the event of a bankruptcy or insolvency of such sponsor. A legal opinion is not a guaranty as to what any particular court would actually decide, but rather an opinion as to the decision a court would reach if the issues are competently presented and the court followed existing precedent as to legal and equitable principles applicable in bankruptcy cases. In any event, we cannot assure you that the Federal Deposit Insurance Corporation, a bankruptcy trustee or another interested party, as applicable, would not attempt to assert that such transfer was not a sale. Even if a challenge were not successful, it is possible that payments on the certificates would be delayed while a court resolves the claim.

In addition, since the issuing entity is a common law trust, it may not be eligible for relief under the federal bankruptcy laws, unless it can be characterized as a "business trust" for purposes of the federal bankruptcy laws. Bankruptcy courts look at various considerations in making this determination, so it is not possible to predict with any certainty whether or not the issuing entity would be characterized as a "business trust". Regardless of whether a bankruptcy court ultimately determines that the issuing entity is a "business trust", it is possible that payments on the offered certificates would be delayed while the court resolved the issue.

Title II of the Dodd-Frank Act provides for an orderly liquidation authority ("OLA") under which the FDIC can be appointed as receiver of certain systemically important non-bank financial companies and their direct or indirect subsidiaries in certain cases. We make no representation as to whether this would apply to any of the sponsors. In January 2011, the acting general counsel of the FDIC issued a letter (the "Acting General Counsel's Letter") in which he expressed his view that, under then-existing regulations, the FDIC, as receiver under the OLA, would not, in the exercise of its OLA repudiation powers, recover as property of a financial company assets transferred by the financial company, provided that the transfer satisfies the conditions for the exclusion of assets from the financial company's estate under the Bankruptcy Code. The letter further noted that, while the FDIC staff may be considering recommending further regulations under OLA, the acting general counsel would recommend that such regulations incorporate a 90-day transition period for any provisions affecting the FDIC's statutory power to disaffirm or repudiate contracts. If, however, the FDIC were to adopt a different approach than that described in the Acting General Counsel's Letter, delays or reductions in payments on the offered certificates would occur.

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The Requirement of the Special Servicer to Obtain FIRREA-Compliant Appraisals May Result in an Increased Cost to the Issuing Entity

Each appraisal obtained pursuant to the pooling and servicing agreement is required to contain a statement, or is accompanied by a letter from the appraiser, to the effect that the appraisal was performed in accordance with the requirements of the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), as in effect on the date such appraisal was obtained. Any such appraisal is likely to be more expensive than an appraisal that is not FIRREA compliant. Such increased cost could result in losses to the issuing entity. Additionally, FIRREA compliant appraisals are required to assume a value determined by a typically motivated buyer and seller, and could result in a higher appraised value than one not prepared assuming a forced liquidation or other distress situation. In addition, because a FIRREA compliant appraisal may result in a higher valuation than a non-FIRREA compliant appraisal, there may be a delay in calculating and applying appraisal reductions, which could result in the holders of a given class of certificates continuing to hold the full non-notionally reduced amount of such certificates for a longer period of time than would be the case if a non-FIRREA compliant appraisal were obtained.

[Risks Associated with Floating Rate Certificates]

The yield to maturity on the [FLOATING RATE CLASS] certificates will be highly sensitive to changes in the levels of [LIBOR] such that decreasing levels of [LIBOR] will have a negative effect on the yield to maturity of the holders of such certificates. In addition, prevailing market conditions may increase the spread above LIBOR at which comparable securities are being offered, which would cause such certificates to decline in value. Investors in [FLOATING RATE CLASS] certificates should consider the risk that lower than anticipated levels of LIBOR could result in lower yields to investors than the anticipated yields and the risk that increased spreads above LIBOR could result in a lower value of such certificates. See "—*Risks Relating to the Mortgage Loans—Risks Relating to Floating Rate Mortgage Loans*" above.

The ability of the holders of the [FLOATING RATE CLASS] certificates to obtain the payment of interest at their floating pass-through rate will depend on payment by the swap counterparty pursuant to the swap contract. See "*Description of the Derivatives Instrument—The Swap Counterparty*". We cannot assure you that the swap counterparty (or its credit support provider) will maintain the rating described above or have sufficient assets or otherwise be able to fulfill its obligations under the swap contract. See "*Description of the Derivatives Instrument*" for a description of the swap contract and the rights and remedies available to the issuing entity in the event of a default by the swap counterparty.]

Tax Matters and Changes in Tax Law May Adversely Impact the Mortgage Loans or Your Investment

Tax Considerations Relating to Foreclosure. If the issuing entity acquires a mortgaged property subsequent to a default on the related mortgage loan (other than the non-serviced mortgage loan) or whole loan pursuant to a foreclosure or deed in lieu of foreclosure, the special servicer would be required to retain an independent contractor to operate and manage such mortgaged property. Among other items, the independent contractor generally will not be able to perform construction work other than repair, maintenance or certain types of tenant build-outs, unless the construction was more than 10% completed when the mortgage loan defaulted or when the default of the mortgage loan becomes imminent. Any (i) net income from such operation (other than qualifying "rents from real property") (ii) rental income based on the net profits of a tenant or sub-tenant or allocable to a service that is non-customary in the area and for the type of property involved and (iii) rental income attributable to personal property leased in connection with a lease of real property, if the rent attributable to the personal property exceeds 15% of the total rent for the taxable year, will subject the related Lower-Tier REMIC to federal tax (and possibly state or local tax) on such income at the highest marginal corporate tax rate. No determination has been made whether any portion of the income from the mortgaged properties constitutes "rent from real property". Any such imposition of tax will reduce the net proceeds available for distribution to certificateholders. The special servicer may permit the related Lower-Tier REMIC to earn "net income from foreclosure property" that is subject to tax if it determines that the net after-tax benefit to holders of certificates is greater than under another method of operating or leasing the mortgaged property. See "*Pooling and Servicing Agreement—Realization Upon Mortgage Loans*". In addition, if the issuing entity were to acquire one or more mortgaged properties pursuant to a foreclosure or deed in lieu of foreclosure, upon acquisition of those mortgaged properties, the issuing entity may in certain jurisdictions, particularly in New York, be required to pay state or local transfer or excise taxes upon liquidation of such properties. Such state or local taxes may reduce net proceeds available for distribution to the certificateholders.

REMIC Status. If an entity intended to qualify as a REMIC fails to satisfy one or more of the REMIC provisions of the Code during any taxable year, the Code provides that such entity will not be treated as a REMIC for such year and any year thereafter. In such event, the issuing entity, including the Upper-Tier REMIC and the Lower-Tier REMICs, would likely be treated as one or more separate associations taxable as corporations under Treasury regulations, and the offered certificates may be treated as stock interests in those associations and not as debt instruments.

DESCRIPTION OF THE MORTGAGE POOL

General

The assets of the issuing entity will consist of (i) a pool of [____] [fixed] [floating] rate mortgage loans (the "<u>Mortgage Loans</u>" or, collectively, the "<u>Mortgage Pool</u>") with an aggregate principal balance as of the Cut-off Date (the "<u>Initial Pool Balance</u>") and (ii) [__] trust subordinate companion loans described below. The "<u>Cut-off Date</u>" means [_____].

[_____] of the Mortgage Loans, representing approximately [____]% of the Initial Pool Balance, are each part of a larger whole loan, each of which is comprised of the related Mortgage Loan and one or more loans that are *pari passu* in right of payment to the related Mortgage Loan (collectively referred to in this prospectus as "<u>Pari Passu Companion Loans</u>") and/or are subordinate in right of payment to the related Mortgage Loan (referred to in this prospectus as a "<u>Subordinate Companion Loan</u>"). The Pari Passu Companion Loans and the Subordinate Companion Loan are collectively referred to as the "<u>Companion Loans</u>" in this prospectus, and each Mortgage Loan and the related Companion Loans are collectively referred to as a "<u>Whole Loan</u>". Each Companion Loan is secured by the same mortgage and the same single assignment of leases and rents securing the related Mortgage Loan. See "—*The Whole Loans*" below for more information regarding the rights of the holders of the Companion Loans and the servicing and administration of the Whole Loans that will not be serviced under the pooling and servicing agreement for this transaction. One Subordinate Companion Loan (the "<u>Trust Subordinate Companion Loan</u>") relating to [_____] Mortgage Loan, with an aggregate principal balance as of the Cut-off Date of $[_____], will be included in the issuing entity. Although the Trust Subordinate Companion Loan will be an asset of the issuing entity, amounts distributable in respect of the Trust Subordinate Companion Loan pursuant to the related intercreditor agreement will be payable only to the [LOAN-SPECIFIC CLASS] certificates. [FOR PURPOSES OF THIS PROSPECTUS, IT IS ASSUMED THAT ONE SUBORDINATE COMPANION LOAN WILL BE AN ASSET OF THE ISSUING ENTITY (AND REFERRED TO HERE IN AS A TRUST SUBORDINATE COMPANION LOAN), AND WOULD BE REPRESENTED BY A LOAN-SPECIFIC CLASS OF CERTIFICATES, WE ALSO ASSUME THE POSSIBILITY OF A SUBORDINATE COMPANION LOAN THAT IS AN ASSET OWNED BY A THIRD PARTY AND NOT BY THE ISSUING ENTITY. IN THE CASE OF THAT SUBORDINATE COMPANION LOAN, THERE IS NO LOAN-SPECIFIC CLASS OF CERTIFICATES ISSUED, AND THE RIGHTS AND OBLIGATIONS OF THE HOLDER OF THE SUBORDINATE COMPANION LOAN WOULD BE EXERCISED OR PERFORMED BY THAT HOLDER, RATHER THAN, AS IS SET FORTH IN THIS PROSPECTUS, BY A HOLDER OF THE LOAN-SPECIFIC CLASS OF CERTIFICATES (SOMETIMES REFERRED TO IN THIS PROSPECTUS AS THE LOAN SPECIFIC DIRECTING CERTIFICATEHOLDER.)]

The Mortgage Loans and Whole Loans were originated or acquired by the mortgage loan sellers set forth in the following chart and such entities will sell their respective Mortgage Loans and the Trust Subordinate Companion Loan to the depositor, which will turn sell the Mortgage Loans and the Trust Subordinate Companion Loan to the issuing entity:

Sellers of the Mortgage Loans

Seller	Number of Mortgage Loans	Aggregate Cut-Off Date Balance of Mortgage Loans	Approx. % of Initial Pool Balance
[____]..	[___]	$[___]	[____]%
[____]..	[___]	[___]	[___]
[____]..	[___]	[___]	[___]
[____]..	[___]	[___]	[___]
Total	**[___]**	**$[___]**	**[___]%**

(1)   [Add appropriate footnotes.]

Each of the Mortgage Loans [or Whole Loans] is evidenced by one or more promissory notes or similar evidence of indebtedness (each a "Mortgage Note") and, in each case, secured by (or, in the case of an indemnity deed of trust, backed by a guaranty that is secured by) a mortgage, deed of trust or other similar security instrument (a "Mortgage") creating a first lien on a fee simple and/or leasehold interest in a commercial or multifamily real property] (each, a "Mortgaged Property").

The Mortgage Loans are generally non-recourse loans. In the event of a borrower default on a non-recourse Mortgage Loan, recourse may be had only against the specific Mortgaged Property and the other limited assets securing such Mortgage Loan, and not against the related borrower's other assets. The Mortgage Loans are not insured or guaranteed by the sponsors, the mortgage loan sellers or any other person or entity unrelated to the respective borrower. You should consider all of the Mortgage Loans to be nonrecourse loans as to which recourse in the case of default will be limited to the specific property and other assets, if any, pledged to secure the related Mortgage Loan.

Certain Calculations and Definitions

This prospectus sets forth certain information with respect to the Mortgage Loans and the Mortgaged Properties. The sum in any column of the tables presented in Annex A-2 may not equal the indicated total due to rounding. The information in Annex A-1 with respect to the Mortgage Loans (or Whole Loans, if applicable) and the Mortgaged Properties is based upon the pool of the Mortgage Loans as it is expected to be constituted as of the close of business on the [_____] (the "Closing Date"), assuming that (i) all scheduled principal and interest payments due on or before the Cut-off Date will be made and (ii) there will be no principal prepayments on or before the Closing Date. The statistics in Annex A-1, Annex A-2 and Annex A-3 were primarily derived from information provided to the depositor by each sponsor, which information may have been obtained from the borrowers.

All percentages of the Mortgage Loans and Mortgaged Properties, or of any specified group of Mortgage Loans and Mortgaged Properties, referred to in this prospectus without further description are approximate percentages of the Initial Pool Balance by Cut-off Date Balances and/or the allocated loan amount allocated to such Mortgaged Properties as of the Cut-off Date.

All information presented in this prospectus with respect to each Mortgage Loan with one or more Pari Passu Companion Loans is calculated in a manner that reflects the aggregate indebtedness evidenced by that Mortgage Loan and the related Pari Passu Companion Loan(s), unless otherwise indicated. [All information presented in this prospectus with respect to the Mortgage Loans with a Subordinate Companion Loan is calculated without regard to any related Subordinate Companion Loan, unless otherwise indicated.]

Definitions. For purposes of this prospectus, including the information presented in the Annexes, the indicated terms have the following meanings:

"ADR" means, for any hotel property, average daily rate.

"Allocated Loan Amount" means, in the case of Mortgage Loans secured by a portfolio of Mortgaged Properties, a portion of the Cut-off Date Balance allocated to each Mortgaged Property based upon one or more of the related appraised values, the related underwritten net cash flow or prior allocations reflected in the related Mortgage Loan documents; provided that with respect to any Whole Loan secured by a portfolio of Mortgaged Properties, the Allocated Loan Amount represents only the pro rata portion of the related Mortgage Loan principal balance amount relative to the related Whole Loan principal balance.

"Annual Debt Service" generally means, for any Mortgage Loan, 12 times the average of the principal and interest payments for the first 12 payment periods of the Mortgage Loan following the Cut-off Date (but without regard to any leap year adjustments), *provided* that: (i) in the case of a Mortgage Loan that provides for interest only payments through maturity, the aggregate interest payments scheduled to be due on the Due Date following the Cut-off Date and the 11 Due Dates thereafter for such Mortgage Loan; and (ii) in the case of a Mortgage Loan that provides for an initial interest only period and provides for scheduled amortization payments after the expiration of such interest-only period, 12 times the monthly payment of principal and interest payable during the amortization period. Monthly debt service and the debt service coverage ratios are also calculated using the average of the principal and interest payments for the first twelve payment periods of the Mortgage Loan following the Cut-off Date (but without regard to any leap year adjustments), subject to the proviso to the prior sentence. In the case of any Whole Loan, Annual Debt Service is calculated with respect to the Mortgage Loan including any related Companion Loan (except, in the case of a Mortgage Loan with the Subordinate Companion Loan, Loan-to-Value Ratios were calculated without regard to any related Subordinate Companion Loan. Annual Debt Service is calculated with regard to the related Mortgage Loan included in the issuing entity only, unless otherwise indicated.

"Appraised Value" means, for any Mortgaged Property, the appraiser's adjusted value of such Mortgaged Property as determined by the most recent third party appraisal of the Mortgaged Property available to the applicable mortgage loan seller [as set forth under "Appraised Value" on Annex A-1]. In certain cases, the appraisals state an "as-stabilized", "as complete", "as repaired", "hypothetical", or "as renovated" value as well as "as-is" value for the related Mortgaged Property that assume that certain events will occur with respect to the retenanting, construction renovation or repairs at such Mortgaged Property. In most such cases, the applicable mortgage loan seller has taken reserves sufficient to complete such retenanting, construction, renovation or repairs. We make no representation that sufficient amounts have been reserved or that the appraised value would approximate either the value that would be determined in a current appraisal of the related Mortgaged Property or the amount that would be realized upon a sale. In addition, with respect to the Mortgage Loan secured by the portfolio of Mortgaged Properties, the Appraised Value represents the "as-is", "as-complete" or "as-stabilized" value for the portfolio of Mortgaged Properties as a collective whole, which is generally higher than the aggregate of the "as-is" "as-complete" or "as-stabilized" appraised values of the individual Mortgaged Properties. With respect to any Mortgage Loan that is a part of a Whole Loan, Appraised Value is based on the appraised value of the related Mortgaged Property that secures the entire Whole Loan.

In the case of certain of the Mortgage Loans, the Loan-to-Value Ratio for such Mortgage Loans has been calculated based on the "as-complete" or "as stabilized" Appraised Value of the related Mortgaged Property, and in certain other cases, based on an Appraised Value that includes certain property that does not qualify as real property. The Appraised Value set forth on Annex A-1 is the "as-is" value unless otherwise specified in this prospectus, on Annex A-1 and/or the related footnotes.

"Balloon Balance" means, with respect to any Mortgage Loan, the principal amount that will be due at maturity (or, in the case of any ARD Loan, at the related Anticipated Repayment Date) for such Mortgage Loan, assuming no payment defaults or principal prepayments.

"Cut-off Date Balance" of any Mortgage Loan or Trust Subordinate Companion Loan, will be the unpaid principal balance of that Mortgage Loan or Trust Subordinate Companion Loan, as of the Cut-off Date for such Mortgage Loan or Trust Subordinate Companion Loan, after application of all payments due on or before that date, whether or not received.

"EGI" means [_____].

"GLA" means gross leasable area.

"Grace Period" is the number of days before a payment default is an event of default under the related Mortgage Loan and/or before the imposition of late payment charges and/or default interest.

"Hard Lockbox" means that the borrower is required to direct the tenants to pay rents directly to a lockbox account controlled by the lender. Hotel, multifamily and manufactured housing community properties are considered to have a hard lockbox if credit card receivables are required to be deposited directly into the lockbox account even though cash, checks or "over the counter" receipts are deposited by the manager of the related Mortgaged Property into the lockbox account controlled by the lender.

"In-Place Cash Management" means, for funds directed into a lockbox, such funds are generally not made immediately available to the related borrower, but instead are forwarded to a cash management account controlled by the lender and the funds are disbursed according to the related Mortgage Loan documents with any excess remitted to the related borrower (unless an event of default under the Mortgage Loan documents or one or more specified trigger events have occurred and are outstanding) generally on a daily basis.

"IO" means interest only.

"IO Period UW NCF DSCR" means the Debt Service Coverage Ratio with respect to any related mortgage loan that has an interest-only period that has not expired as of the Cut-off Date but will expire prior to maturity.

"Largest Tenant" means, with respect to any Mortgaged Property, the tenant occupying the largest amount of net rentable square feet.

"Largest Tenant Lease Expiration" means the date at which the applicable Largest Tenant's lease is scheduled to expire.

"Loan Per Unit" means the principal balance per Unit as of the Cut-off Date. With respect to any mortgage loan that is part of an AB Whole Loan, the Loan Per Unit is calculated without regard to the subordinate companion loan and is based solely on the mortgage loan included in the issuing entity, unless otherwise indicated. With respect to any mortgage loan that is part of a Loan Pair or Non-Serviced Loan Combination, the Loan Per Unit is calculated with regard to both the Serviced Companion Loan (or Non-Serviced Companion Loan, as applicable) and the related mortgage loan included in the issuing entity, unless otherwise indicated. With respect to any mortgage loan contained in any group of cross-collateralized mortgage loans, the Loan Per Unit is calculated on the basis of the aggregate principal balances of all mortgage loans comprising such group.

"Loan-to-Value Ratio," "Cut-off Date Loan-to-Value Ratio", "Cut-off Date LTV," "Cut-off Date LTV Ratio," "LTV Ratio" or "Current LTV" means, with respect to any Mortgage Loan, (a) the Cut-off Date Balance of such Mortgage Loan divided (b) by the Appraised Value of the related Mortgaged Property or Mortgaged Properties.

In the case of a Mortgage Loan that is part of a Whole Loan unless otherwise indicated, Loan-to-Value Ratios were calculated with respect to such Mortgage Loan including any related Companion Loan (except, in the case of a Mortgage Loan with a Subordinate Companion Loan, Loan-to-Value Ratios were calculated without regard to any related Subordinate Companion Loan).

With respect to any cross-collateralized and cross-defaulted Mortgage Loan, such terms mean the ratio, expressed as a percentage, of the aggregate Cut-off Date Balance of the related Mortgage Loans divided by the aggregate Appraised Value of the related Mortgaged Properties. See the definition of "*Appraised Value*" above and Annex A-1 and the related footnotes.

With respect to the Mortgaged Properties that secure the Mortgage Loans listed in the following table, the respective Cut-off Date LTV Ratio was calculated based on the respective Cut-off Date Balance less a related earnout or holdback reserve. The respective Cut-off Date LTV Ratios calculated without adjusting for the related earnout or holdback reserve are as follows:

Mortgage Loan Name	% of Initial Pool Balance	Un-Adjusted Cut-off Date LTV Ratio	Holdback Amount	Cut-off Date LTV Ratio
[＿＿＿].................................	[＿＿]%	[＿＿]%	$[＿＿]	[＿＿＿]%
[＿＿＿].................................	[＿＿]%	[＿＿]%	$[＿＿]	[＿＿＿]%
[＿＿＿].................................	[＿＿]%	[＿＿]%	$[＿＿]	[＿＿＿]%
[＿＿＿].................................	[＿＿]%	[＿＿]%	$[＿＿]	[＿＿＿]%
[＿＿＿].................................	[＿＿]%	[＿＿]%	$[＿＿]	[＿＿＿]%

"Loan-to-Value Ratio at Maturity or ARD", "LTV Ratio at Maturity or ARD," "Balloon LTV", "Maturity Date LTV Ratio" or "Maturity Date LTV" means, with respect to any Mortgage Loan, (a) the Balloon

Balance for such Mortgage Loan, divided by (b) the Appraised Value of the related Mortgaged Property or Mortgaged Properties.

In the case of a Mortgage Loan that is part of a Whole Loan, unless otherwise indicated, Loan-to-Value Ratios at Maturity or ARD were calculated with respect to such Mortgage Loan including any related Pari Passu Companion Loan (except, in the case of a Mortgage Loan with one or more related Subordinate Companion Loans, Loan-to-Value Ratios at Maturity or ARD were calculated without regard to any related Subordinate Companion Loan).

In the case of an ARD Loan, the Loan-to-Value Ratio at Maturity or ARD is calculated with respect to the related Balloon Balance on the related Anticipated Repayment Date. In the case of certain of the Mortgage Loans, the Loan-to-Value Ratio at Maturity or ARD for such Mortgage Loans has been calculated, in certain cases, based on the "as-complete" Appraised Value of the related Mortgaged Property, and in certain other cases, based on an Appraised Value that includes certain property that does not qualify as real property. For further description, see the definition of "*Appraised Value*" above and Annex A-1 and the footnotes thereto.

With respect to any cross-collateralized and cross-defaulted Mortgage Loan, such terms mean the ratio, expressed as a percentage, of the aggregate Balloon Balance of the related Mortgage Loans divided by the aggregate Appraised Value of the related Mortgaged Properties.

With respect to the Mortgaged Properties that secure the Mortgage Loans listed in the following table, the respective Loan-to-Value Ratio at Maturity or ARD was calculated using the related ["as stabilized" Appraised Values], as opposed to the "as is" Appraised Values, each as set forth below:

Mortgage Loan Name	% of Initial Pool Balance	Maturity Date LTV Ratio ("As Stabilized")	["As Stabilized" Appraised Value]	Maturity Date LTV Ratio ("As Is")	"As Is" Appraised Value
[____].............................	[____]%	[____]%	$[____]	[____]%	$[____]
[____].............................	[____]%	[____]%	$[____]	[____]%	$[____]
[____].............................	[____]%	[____]%	$[____]	[____]%	$[____]
[____].............................	[____]%	[____]%	$[____]	[____]%	$[____]
[____].............................	[____]%	[____]%	$[____]	[____]%	$[____]

"Mortgage Rate" with respect to each mortgage loan, or Whole Loan and any Interest Accrual Period, means the annual rate at which interest accrues on such mortgage loan or Whole Loan (without regard to any increase in such rate after the Anticipated Repayment Date in the case of an ARD Loan) during such period (in the absence of a default), as set forth in the related mortgage note from time to time (the initial Mortgage Rate with respect to each mortgage loan is set forth on Annex A-1 to this prospectus); *provided*, that for purposes of calculating the Net Mortgage Rate and the Weighted Average Net Mortgage Rate, the Mortgage Rate for any mortgage loan will be determined without regard to any default interest and without taking into account any reduction in the interest rate by a bankruptcy court pursuant to a plan of reorganization or pursuant to any of its equitable powers or a reduction of interest or principal due to a modification, waiver or amendment of the terms of that mortgage loan pursuant to the PSA.

"Most Recent NOI" and "Trailing 12 NOI" (which is for the period ending as of the date specified in Annex A) is the net operating income for a Mortgaged Property as established by information provided by the borrowers, except that in certain cases such net operating income has been adjusted by removing certain non-recurring expenses and revenue or by certain other normalizations. Most Recent NOI and Trailing 12 NOI do not necessarily reflect accrual of certain costs such as taxes and capital expenditures and do not reflect non-cash items such a depreciation or amortization. In some cases, capital expenditures may have been treated by a borrower as an expense or expenses treated as capital expenditures. Most Recent NOI and Trailing 12 NOI were not necessarily determined in accordance with generally accepted accounting principles. Moreover, Most Recent NOI and Trailing 12 NOI are not a substitute for net income determined in accordance with generally accepted accounting principles as a measure of the results of a property's operations or a substitute for cash flows from operating activities determined in accordance with generally accepted accounting principles as a measure of liquidity and in certain cases may reflect partial year annualizations.

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"MSA" means metropolitan statistical area.

"Net Operating Income" or "NOI" means historical net operating income for a mortgaged property for the annual or other period specified (or ending on the "NOI Date" specified), and generally consists of revenue derived from the use and operation of the mortgaged property, consisting primarily of rental income (and in the case of cooperative mortgage loans, assuming that the property was operated as a rental property), less the sum of (a) operating expenses (such as utilities, administrative expenses, management fees and advertising) and (b) fixed expenses, such as insurance, real estate taxes (except in the case of certain mortgage loans included in the issuing entity, where the related borrowers are exempted from real estate taxes and assessments) and, if applicable, ground lease payments. Net operating income generally does not reflect (*i.e.* it does not deduct for) capital expenditures, including tenant improvement costs and leasing commissions, interest expenses and non-cash items such as depreciation and amortization.

"NRA" means net rentable area.

"Occupancy Rate" means the percentage of Square Feet, Units, Rooms or Pads, as the case may be, of a mortgaged property that was occupied or leased as of or, in the case of certain properties, average Units or Rooms so occupied over a specified period ending on, a specified date (identified on Annex A-I to this prospectus as the "Occupancy Rate As-of Date"), as specified by the borrower or as derived from the mortgaged property's rent rolls, operating statements or appraisals or as determined by a site inspection of such mortgaged property. Such percentage may include tenants which have executed a lease to occupy such mortgaged property even though the applicable tenant has not taken physical occupancy. The Occupancy Rate presented in this prospectus may include space subject to build-out or other renovation and may exclude space currently under renovation. Generally, for purposes of the presentation in this prospectus, we consider a "master lease" to be a lease by an affiliate of the borrower, or by an entity (or an affiliate of an entity) from which the borrower acquired the mortgaged property, that (in either case) is obligated to pay rent under a lease with the borrower but does not conduct business operations at the leased premises. We do not consider the following to be a "master lease" for purposes of the presentation in this prospectus: (i) a lease executed in connection with a sale-leaseback arrangement under which an unaffiliated seller of a property (or an affiliate thereof) conducts business operations at the mortgaged property and executes a long-term lease at the mortgaged property simultaneously with its acquisition by the borrower; (ii) a lease executed by the borrower, property seller or other person that (a) relates to space, whether or not occupied, that is leased by an unaffiliated tenant and (b) has the effect of making that borrower, seller or other person liable, in whole or in part, for the payment of rent that is not more than the rent payable by the unaffiliated tenant under its lease or (iii) a master lease that was not taken into account in the underwriting. "Master leases" are typically used in connection with the origination of a loan to bring occupancy to a "stabilized" level but may not provide additional economic support for the mortgage loan. A master lease may relate to all or a portion of a mortgaged property. We identify the mortgaged properties that have "master leases," the square footage represented by each master lease and the rental rate represented by each master lease in Annex A-1 and Annex C to this prospectus and, if applicable to the mortgaged properties securing the [ten (10)] largest mortgage loans or groups of cross-collateralized mortgage loans in the mortgage pool, in Annex A-3 to this prospectus.

In some cases, the "Debt Service Coverage Ratio" information and the "Occupancy Rate" with respect to a mortgaged property reflects the existence of a "master lease."

"Occupancy Date" means the date of determination of the Occupancy of a Mortgaged Property.

"Original Balance" means the principal balance of the Mortgage Loan as of the date of origination.

"RevPAR" means, with respect to any hospitality property, revenues per available room.

"Soft Lockbox" means that the related borrower is required to deposit or cause the property manager to deposit all rents collected into a lockbox account. Hotel, multifamily and manufactured housing

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community properties are considered to have a soft lockbox if credit card receivables, cash, checks or "over the counter" receipts are deposited into the lockbox account by the borrower or property manager.

"Soft Springing Lockbox" means that the related borrower is required to deposit, or cause the property manager to deposit, all rents collected into a lockbox account until the occurrence of an event of default under the loan documents or one or more specified trigger events, at which time the lockbox account converts to a Hard Lockbox.

"Springing Cash Management" means, until the occurrence of an event of default under the Mortgage Loan documents or one or more specified trigger events, revenue from the lockbox is forwarded to an account controlled by the related borrower or is otherwise made available to the related borrower. Upon the occurrence of an event of default or such a trigger event, the Mortgage Loan documents require the related revenue to be forwarded to a cash management account controlled by the lender and the funds are disbursed according to the related loan documents.

"Springing Lockbox" means a lockbox that is not currently in place, but the related loan documents require the imposition of a lockbox account upon the occurrence of an event of default under the loan documents or one or more specified trigger events.

"Square Feet", "SF" or "Sq. Ft." means, in the case of a Mortgaged Property operated as a retail center, office, industrial/warehouse facility, combination retail/office or other single purpose property, the square footage of the net rentable or leasable area.

"T-12" and "TTM" each means trailing 12 months.

"Term to Maturity" means, with respect to any Mortgage Loan, the remaining term, in months, from the Cut-off Date for such Mortgage Loan to the related maturity date or, in the case of an ARD Loan, the related Anticipated Repayment Date, as applicable. Annex A-1 indicates which Mortgage Loans are ARD Loans.

"Underwritten Expenses" means, with respect to any mortgaged property securing an underlying mortgage loan, the annual operating expenses estimated for that property, generally derived from the historical annual expenses reflected in the operating statements and other information furnished by the related borrower, except that those expenses were often modified as follows:

- operating expenses were generally adjusted by various factors such as inflation, appraisers' estimates and historical trends;

- if there was no management fee or a management fee which varies from the market, it was assumed that a management fee is payable with respect to the mortgaged property in an amount that is the greater of the market rate as determined by an appraiser or the lender's minimum management fee underwriting criteria for the applicable property type; and

- those expenses were adjusted so as to eliminate any capital expenditures, loan closing costs, tenant improvements or leasing commissions and similar nonrecurring expenses.

Underwritten Expenses generally include:

- salaries, wages and benefits;

- the costs of utilities;

- repairs and maintenance;

- marketing;

- insurance;

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- management;

- landscaping;

- security, if provided at the mortgaged property;

- real estate taxes;

- general and administrative expenses; and

- ground lease payments, and other costs,

but without any deductions for debt service, depreciation and amortization or capital expenditures, tenant improvements or leasing commissions.

"Underwritten NCF Debt Yield", "UW NCF Debt Yield" or "Cut-off Date UW NCF" means, with respect to any Mortgage Loan, the Underwritten Net Cash Flow for such Mortgaged Property or Mortgaged Properties divided by the Cut-off Date Balance for the related Mortgage Loan. In the case of a Mortgage Loan that is part of a Whole Loan, unless otherwise indicated, Underwritten NCF Debt Yields were calculated with respect to such Mortgage Loan including any related Pari Passu Companion Loan (except, in the case of a Mortgage Loan with one or more related Subordinate Companion Loans, Underwritten NCF Debt Yields were calculated without regard to any related Subordinate Companion Loan). With respect to any cross-collateralized and cross-defaulted Mortgage Loan, such terms mean the ratio of the aggregate Underwritten Net Cash Flow produced by the related Mortgaged Properties divided by the aggregate Annual Debt Service of the related Mortgage Loans.

With respect to the Mortgaged Properties that secure the Mortgage Loans listed in the following table, the applicable Underwritten NCF Debt Yield was calculated based on the its Cut-off Date Balance less a related earnout or holdback reserve. The applicable Underwritten NCF Debt Yields calculated without adjusting for the related earnout or holdback reserve are as follows:

Mortgage Loan Name	% of Initial Pool Balance	Un-Adjusted Underwritten NCF Debt Yield	Holdback Amount	Underwritten NCF Debt Yield
[____]...................................	[____]%	[____]%	$[____]	[____]%
[____]...................................	[____]%	[____]%	$[____]	[____]%
[____]...................................	[____]%	[____]%	$[____]	[____]%
[____]...................................	[____]%	[____]%	$[____]	[____]%
[____]...................................	[____]%	[____]%	$[____]	[____]%

"Underwritten Net Cash Flow," "Underwritten NCF" or "UW NCF," with respect to any Mortgaged Property, means the Underwritten Net Operating Income decreased by an amount that the related mortgage loan seller has determined for the capital expenditures and reserves for capital expenditures, including tenant improvement costs and leasing commissions, as applicable. Underwritten Net Cash Flow generally does not reflect interest expense and non-cash items such as depreciation and amortization. [Underwritten Net Cash Flow does not reflect debt service or non-cash items such as depreciation or amortization. In determining rental revenue for multifamily rental, [manufactured housing community] and self-storage properties, the related mortgage loan seller either reviewed rental revenue shown on the certified rolling 12 month operating statements or annualized the rental revenue and reimbursement of expenses shown on rent rolls or recent partial year operating statements with respect to the prior one to 12 month periods.]

"Underwritten Net Cash Flow DSCR", "Underwritten NCF DSCR", "UW DSCR", "UW NCF DSCR", "Debt Service Coverage Ratio" or "DSCR" means, with respect to any Mortgage Loan, "Underwritten NCF DSCR", "UW NCF DSCR", "UW DSCR", "Debt Service Coverage Ratio" or "DSCR" means, with respect to any mortgage loan, (a) the Underwritten Net Cash Flow for the related mortgaged property or mortgaged properties, divided by (b) the Annual Debt Service for such mortgage loan. For purposes of the information presented in this prospectus, the Debt Service Coverage Ratio (unless otherwise

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indicated) with respect to (a) any mortgage loan that is part of an AB Whole Loan, reflects solely the Annual Debt Service payable under the mortgage loan included in the issuing entity, without regard to the Subordinate Companion Loan, (b) any mortgage loan that is otherwise part of a Whole Loan, reflects the Annual Debt Service payable under both the *pari passu* Serviced Companion Loan (or Non-Serviced Companion Loan, as applicable) and the mortgage loan included in the issuing entity and (c) any mortgage loan contained in any group of cross-collateralized mortgage loans, is calculated on the basis of the Underwritten Net Cash Flow generated by all the mortgaged properties securing such group and the aggregate Annual Debt Service payable under all mortgage loans comprising such group, in each case unless otherwise indicated.

With respect to the Mortgaged Properties that secure the Mortgage Loans listed in the following table, the respective Underwritten Net Cash Flow DSCR was calculated based on the respective Cut-off Date Balance less a related earnout or holdback reserve. The respective Underwritten Net Cash Flow DSCR calculated without adjusting for the related earnout or holdback reserve are as follows:

Mortgage Loan Name	% of Initial Pool Balance	Un-Adjusted Underwritten NCF DSCR	Holdback Amount	Underwritten NCF DSCR
[____].................................	[____]%	[____]%	$[____]	[____]%
[____].................................	[____]%	[____]%	$[____]	[____]%
[____].................................	[____]%	[____]%	$[____]	[____]%
[____].................................	[____]%	[____]%	$[____]	[____]%
[____].................................	[____]%	[____]%	$[____]	[____]%

In general, debt service coverage ratios are used by income property lenders to measure the ratio of (a) cash currently generated by a property that is available for debt service to (b) required debt service payments. However, debt service coverage ratios only measure the current, or recent, ability of a property to service mortgage debt. If a property does not possess a stable operating expectancy (for instance, if it is subject to material leases that are scheduled to expire during the loan term and that provide for above-market rents and/or that may be difficult to replace), a debt service coverage ratio may not be a reliable indicator of a property's ability to service the mortgage debt over the entire remaining loan term. The Underwritten NCF DSCRs are presented herein for illustrative purposes only and, as discussed above, are limited in their usefulness in assessing the current, or predicting the future, ability of a mortgaged property to generate sufficient cash flow to repay the related mortgage loan.

In some cases, the "UW NCF DSCR" information and the "Occupancy Rate" with respect to a mortgaged property reflects the existence of a "master lease."

"Underwritten Net Cash Flow," "Underwritten NCF" or "UW NCF," with respect to any mortgaged property, means the Underwritten Net Operating Income decreased by the estimated capital expenditures and reserves for capital expenditures, including tenant improvement costs and leasing commissions, as applicable. Underwritten Net Cash Flow generally does not reflect interest expense and non-cash items such as depreciation and amortization.

"Underwritten Net Operating Income" or "UW NOI" with respect to any mortgaged property, means an estimate of cash flow available for debt service in a typical year of stable, normal operations as determined by the related mortgage loan seller. In general, it is the estimated revenue derived from the use and operation of such mortgaged property (in certain cases, however, inclusive of rents under master leases with an affiliate of the borrower that relate to space not used or occupied by the master lease tenant), consisting primarily of rental income, less the sum of (a) estimated operating expenses (such as utilities, administrative expenses, repairs and maintenance, management fees, franchise fees and advertising), and (b) estimated fixed expenses, such as insurance, real estate taxes and, if applicable, ground lease payments. The Underwritten Net Operating Income for each mortgaged property is calculated on the basis of numerous assumptions and subjective judgments, which, if ultimately proven erroneous, could cause the actual net cash flow for such mortgaged property to differ materially from the Underwritten Net Operating Income set forth herein. Certain of such assumptions and subjective judgments of each related mortgage loan seller relate to future events, conditions and circumstances, including future expense levels, future increases in rents over current rental rates (including in circumstances where a tenant may currently be in a free or reduced rent period), future vacancy rates, commencement of occupancy and rent payments with respect to leases for which rentals have not yet commenced, the re-leasing of vacant space and the continued leasing of occupied space, which will be affected by a variety of complex factors over which none of the depositor, the applicable mortgage loan seller, the master servicer or the special servicer has control. In some cases, the Underwritten Net Operating Income set forth herein for any mortgaged property is higher, and may be materially higher, than the annual net operating income for such mortgaged property based on historical operating statements.

In determining Underwritten Net Operating Income for a mortgaged property, the applicable mortgage loan seller generally relied on rent rolls and/or other generally unaudited financial information provided by the respective borrowers; and in some cases, the appraisal and/or local market information was the primary basis for the determination. From that information, the applicable mortgage loan seller calculated stabilized estimates of cash flow that took into consideration historical financial statements (where available), material changes in the operating position of a mortgaged property of which the applicable mortgage loan seller was aware (*e.g.*, current rent roll information including newly signed leases, near term market rent steps, expirations of "free rent" periods, market rents, and market vacancy data), contractual rent increases and estimated capital expenditures, leasing commissions and tenant improvement costs. In certain cases, the applicable mortgage loan seller's estimate of Underwritten Net Operating Income reflected differences from the information contained in the operating statements obtained from the respective borrowers (resulting in either an increase or decrease from the recent historical net operating income set forth therein) based upon the applicable mortgage loan seller's own analysis of such operating statements and the assumptions applied by the respective borrowers in preparing such statements and information. In certain instances, for example, property management fees and other expenses may have been taken into account in the calculation of Underwritten Net Operating Income even though such expenses may not have been reflected in actual historic operating statements. In most of those cases, the information was annualized, with some exceptions, before using it as a basis for the determination of Underwritten Net Operating Income.

The Underwritten Net Operating Income for cooperative mortgaged properties is based on projected net operating income at the mortgaged property, as determined by the appraisal obtained in connection with the origination of the related mortgage loan, assuming that the related mortgaged property was operated as a rental property with rents set at prevailing market rates taking into account the presence, if any, of existing rent-controlled or rent-stabilized occupants, if any, reduced by underwritten capital expenditures, property operating expenses, a market-rate vacancy assumption and projected reserves.

Historical operating results may not be available or were deemed not relevant for some of the mortgage loans which are secured by mortgaged properties with newly constructed improvements, mortgaged properties with triple net leases, mortgaged properties that have recently undergone substantial renovations and newly acquired mortgaged properties. In such cases, items of revenue and expense used in calculating Underwritten Net Operating Income were generally derived from rent rolls, estimates set forth in the related appraisal, leases with tenants or from other borrower-supplied information such as estimates or budgets.

"Underwritten NOI Debt Yield" or "UW NOI Debt Yield" means, with respect to any mortgage loan, the Underwritten Net Operating Income for the related mortgaged property divided by the Cut-off Date Balance for such mortgage loan. With respect to any mortgage loan that is part of an AB Whole Loan, the calculation of the UW NOI Debt Yield is calculated without regard to the subordinate companion loan and is based solely on the mortgage loan included in the issuing entity, unless otherwise indicated. With respect to any mortgage loan that is otherwise part of a Whole Loan, the calculation of the UW NOI Debt Yield is calculated with regard to both the *pari passu* Serviced Companion Loan (or Non-Serviced Companion Loan, as applicable) and the related mortgage loan included in the issuing entity, unless otherwise indicated. With respect to any mortgage loan in any group of cross-collateralized mortgage loans, UW NOI Debt Yield is calculated on the basis of the aggregate Cut-off Date Balance of all

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mortgage loans comprising such group and the aggregate Underwritten Net Operating Income of all mortgage loans comprising such group, in each case unless otherwise indicated.

With respect to the Mortgaged Properties that secure the Mortgage Loans listed in the following table, the applicable Underwritten NOI Debt Yield was calculated based on the Cut-off Date Balance less a related earnout or holdback reserve. The applicable Underwritten NOI Debt Yields calculated without adjusting for the related earnout or holdback reserve are as follows:

Mortgage Loan Name	% of Initial Pool Balance	Un-Adjusted Underwritten NOI Debt Yield	Holdback Amount	Underwritten NOI Debt Yield
[____]....................................	[____]%	[____]%	$[____]	[____]%
[____]....................................	[____]%	[____]%	$[____]	[____]%
[____]....................................	[____]%	[____]%	$[____]	[____]%
[____]....................................	[____]%	[____]%	$[____]	[____]%
[____]....................................	[____]%	[____]%	$[____]	[____]%

"UW EGI" or "Underwritten EGI" with respect to any mortgaged property, means the gross potential rent, recoveries and other income, less mark-to-market, vacancy and collection loss.

"UW NCF Debt Yield" means, with respect to any mortgaged property, the Underwritten Net Cash Flow for such mortgaged property divided by the Cut-off Date Balance for the related mortgage loan. With respect to any mortgage loan that is part of an AB Whole Loan, the calculation of the UW NCF Debt Yield is calculated without regard to the subordinate companion loan and is based solely on the mortgage loan included in the issuing entity, unless otherwise indicated. With respect to any mortgage loan that is otherwise part of a Whole Loan, the calculation of the UW NCF Debt Yield is calculated with regard to both the *pari passu* Serviced Companion Loan (or Non-Serviced Companion Loan, as applicable) and the related mortgage loan included in the issuing entity, unless otherwise indicated. With respect to any mortgage loan in any group of cross-collateralized mortgage loans, UW NCF Debt Yield is calculated on the basis of the aggregate Cut-off Date Balance of all mortgage loans comprising such group and the aggregate Underwritten Net Cash Flow of all mortgage loans comprising such group, in each case unless otherwise indicated.

"UW NOI DSCR" means, with respect to any mortgage loan, (a) the Underwritten Net Operating Income for the related mortgaged property or mortgaged properties, divided by (b) the Annual Debt Service for such mortgage loan. With respect to any mortgage loan that is part of an AB Whole Loan, Annual Debt Service is calculated without regard to the subordinate companion loan and is based solely on the mortgage loan included in the issuing entity, unless otherwise indicated. With respect to any mortgage loan that is otherwise part of a Whole Loan, Annual Debt Service is calculated with regard to both the Serviced Companion Loan (or Non-Serviced Companion Loan, as applicable) and the related mortgage loan included in the issuing entity, unless otherwise indicated. With respect to any mortgage loan in any group of cross-collateralized mortgage loans, UW NOI DSCR is calculated on the basis of the aggregate Annual Debt Service of all mortgage loans comprising such group and the aggregate Underwritten Net Operating Income of all mortgage loans comprising such group, in each case unless otherwise indicated.

"UW Revenue" or "Underwritten Revenue" with respect to any mortgage loan, the gross potential rent, less vacancies and collection loss.

"Units", "Rooms", "Beds" or "Pads" means (a) in the case of a Mortgaged Property operated as multifamily housing, the number of apartments, regardless of the size of or number of rooms in such apartment, (b) in the case of a Mortgaged Property operated as a hotel property, the number of guest rooms, (c) in the case of a Mortgaged Property operated as a manufactured housing community property, the number of pads for manufactured homes [or (d) in the case of certain Mortgaged Properties operating as student housing, the number of beds.]

"Weighted Average Mortgage Rate" means the weighted average of the Mortgage Rates as of the Cut-off Date.

Mortgage Pool Characteristics

Overview

Cut-off Date Mortgage Loan Characteristics

	All Mortgage Loans
Initial Pool Balance..	$[___]
Number of Mortgage Loans	[___]
Number of Mortgaged Properties...	[___]
Number of crossed loan pools..	[___]
Crossed loan pools as a percentage..	[___]%
Range of Cut-off Date Balances	$[___] to $[___]
Average Cut-off Date Balance...	$[___]
Range of Mortgage Rates	[___]% to [___]%
Weighted average Mortgage Rate	[___]%
Range of original terms to maturity	[___] months to [___] months
Weighted average original term to maturity...	[___] months
Range of remaining terms to maturity	[___] months to [___] months
Weighted average remaining term to maturity	[___] months
Range of original amortization term	[___] months to [___] months
Weighted average original amortization term...	[___] months
Range of remaining amortization terms	[___] months to [___] months
Weighted average remaining amortization term...	[___] months
Range of LTV Ratios..	[___]% to [___]%
Weighted average LTV Ratio	[___]%
Range of LTV Ratios as of the maturity date	[___]% to [___]%
Weighted average LTV Ratio as of the maturity date...	[___]%
Range of UW NCF DSCR...	[___]x to [___]x
Weighted average UW NCF DSCR..	[___]x
Range of UW NOI Debt Yield...	
Weighted average UW NOI Debt Yield	
Percentage of Initial Pool Balance consisting of:	
Interest Only-Balloon	[___]%
Balloon	[___]%
Interest Only	[___]%
ARD-Interest Only	[___]%
ARD-Interest Only-Balloon	[___]%
ARD-Balloon..	[___]%

---

* [THESE ARE REPRESENTATIVE CHARACTERISTICS THAT WILL VARY FROM DEAL TO DEAL]

(1) Subject to a permitted variance of plus or minus 5%.

[#] [Insert appropriate footnotes to identify material clarifications and explanations for the specific assets in the mortgage pool.]

[#] [In the case of the [__] mortgage loans, collectively representing approximately [__]% of the aggregate principal balance of the pool of mortgage loans as of the cut-off date, each of which has one or more *pari passu* companion loans [or a subordinate companion loan] that are not included in the issuing entity, the debt service coverage ratios, loan-to-value ratios and debt yield have been calculated including the related *pari passu* companion loans [but excluding any related subordinate companion loan].]

[#] Debt service coverage ratios are calculated using the average of the principal and interest payments for the first twelve payment periods of the mortgage loan following the cut-off date (but without regard to any leap year adjustments), provided that (i) in the case of a mortgage loan that provides for interest-only payments through maturity or its anticipated repayment date, as applicable, such items are calculated based on the interest payments scheduled to be due on the first due date following the cut-off date and the 11 due dates thereafter for such mortgage loan and (iii) in the case of a mortgage loan that provides for an initial interest-only period that ends prior to maturity or its anticipated repayment date, as applicable, and provides for scheduled amortization payments thereafter, such items are calculated based on the monthly payment of principal and interest payable immediately following the expiration of the interest-only period.

The issuing entity will include [_____] Mortgage Loans, representing approximately [____]% of the Initial Pool Balance, that represent the obligations of multiple borrowers that are liable on a joint and several basis for the repayment of the entire indebtedness evidenced by the related Mortgage Loan and/or represent separate obligations of each borrower that are cross-collateralized and cross-defaulted with each other.

See also "—*Certain Calculations and Definitions*" above for important general and specific information regarding the manner of calculation of the underwritten debt service coverage ratios and loan-to-value ratios. See also "—*Certain Terms of the Mortgage Loans*" below for important information relating to certain payment and other terms of the Mortgage Loans.

Property Types

The table below shows the property type concentrations of the Mortgaged Properties:

Property Type Distribution[1]

Property Type	Number of Mortgage Loans	Number of Mortgaged Properties	Aggregate Cut-off Date Balance(1)	Approx. % of Initial Pool Balance
Retail				
[Anchored]	[___]	[___]	$[___]	[___]%
[Shadow Anchored]	[___]	[___]	[___]	[___]
[Unanchored]	[___]	[___]	[___]	[___]
[Single Tenant]	[___]	[___]	[___]	[___]
[Outlet Center]	[___]	[___]	[___]	[___]
[Regional Mall]	[___]	[___]	[___]	[___]
Office				
[CBD]	[___]	[___]	[___]	[___]
[Suburban]	[___]	[___]	[___]	[___]
[Medical]	[___]	[___]	[___]	[___]
Multifamily				
[Garden]	[___]	[___]	[___]	[___]
[High Rise]	[___]	[___]	[___]	[___]
[Mid Rise]	[___]	[___]	[___]	[___]
[Student Housing]	[___]	[___]	[___]	[___]
[Senior Housing]	[___]	[___]	[___]	[___]
Hotel Property				
[Full Service]	[___]	[___]	[___]	[___]
[Limited-Service]	[___]	[___]	[___]	[___]
[Select Service]	[___]	[___]	[___]	[___]
[Extended Stay]	[___]	[___]	[___]	[___]
Mixed Use				
[Retail/Office]	[___]	[___]	[___]	[___]
[Retail/Parking]	[___]	[___]	[___]	[___]
Other	[___]	[___]	[___]	[___]
Industrial				
[Warehouse/distribution]	[___]	[___]	[___]	[___]
[Flex]	[___]	[___]	[___]	[___]
Manufactured Housing				
Self-Storage	[___]	[___]	[___]	[___]
Total	[___]	[___]	$[___]	[___]%

(1) Because this table presents information relating to Mortgaged Properties and not Mortgage Loans, the information for Mortgage Loans secured by more than one Mortgaged Property is based on allocated loan amounts as set forth in Annex A-1.

Retail Properties.

With respect to the retail properties[, mixed use properties and self-storage properties] with retail components set forth in the above chart:

- [ADD DISCLOSURES REGARDING OPERATING COVENANTS, IF APPROPRIATE]

- [ADD OTHER DISCLOSURES REGARDING THIS PROPERTY TYPE, IF APPROPRIATE]

See "*Risk Factors-Risks Relating to the Mortgage Loans—Retail Properties Have Special Risks*" and "*—Specialty Use Concentrations*" below and "*Risk Factors-Risks Relating to the Mortgage Loans—Some Mortgaged Properties May Not Be Readily Convertible to Alternative Uses*".

Office Properties.

With respect to the office properties set forth in the above chart [and mixed use properties] that include office tenants:

- [ADD DISCLOSURES REGARDING THIS PROPERTY TYPE, IF APPROPRIATE]

See "*Risk Factors—Risks Relating to the Mortgage Loans—Retail Properties Have Special Risks*" and "*—Specialty Use Concentrations*" below and "*Risk Factors—Risks Relating to the Mortgage Loans— Some Mortgaged Properties May Not Be Readily Convertible to Alternative Uses*".

Multifamily Properties.

With respect to the multifamily properties set forth in the above chart:

- [_____] Mortgaged Properties identified on Annex A-1 as [_____], securing approximately [_____]% of the Initial Pool Balance by allocated loan amount, have [ADD DISCLOSURES SPECIFICALLY RELATING TO TENANT TYPES (E.G. STUDENTS, MILITARY BASE PERSONNEL, EMPLOYEES OF A PARTICULAR INDUSTRY].

- [ADD DISCLOSURES REGARDING PROPERTIES THAT ARE SUBJECT TO:

    1. RESTRICTIONS ON THE AGE OF TENANTS;

    2. GOVERNMENTAL ASSISTANCE/RENT SUBSIDY PROGRAMS SUCH AS THE SECTION 8 TENANT-BASED ASSISTANCE RENTAL CERTIFICATE PROGRAM OF THE U.S. DEPARTMENT OF HOUSING AND URBAN DEVELOPMENT OR A SIMILAR PROGRAM;

    3. STATE AND LOCAL REGULATIONS, ORDINANCE OR AFFORDABLE HOUSING COVENANTS, WHICH MAY AFFECT THE BUILDING OWNER'S ABILITY TO INCREASE RENT TO MARKET RENT FOR AN EQUIVALENT APARTMENT OR MAY REQUIRE THE BUILDING OWNER TO RENT UNITS TO INDIVIDUALS MEETING LOW INCOME REQUIREMENTS; AND

    4. ANY TAX CREDIT OR PILOT PROGRAM]

- [ADD DISCLOSURES REGARDING PROPERTIES THAT ARE RESIDENTIAL COOPERATIVE BUILDINGS AND THE LENDER UNDER THE BUILDING ARE OWNED OR LEASED BY A NON-PROFIT RESIDENTIAL COOPERATIVE CORPORATION]

- [ADD OTHER DISCLOSURES REGARDING THIS PROPERTY TYPE, IF APPROPRIATE]

See "*Risk Factors—Risks Relating to the Mortgage Loans—Multifamily Properties Have Special Risks*".

Hotel Properties.

With respect to the hotel properties set forth in the above chart:

- [[_____] Mortgaged Properties identified on Annex A-1 as [_____], securing approximately [_____]% of the Initial Pool Balance by allocated loan amount, are flagged hotel properties that are

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affiliated with any franchise or hotel management company through a franchise or management agreement, and describe any material issues with respect to franchise agreement.]

The following table shows the breakdown of each Mortgaged Property associated with a hotel brand through a license, franchise agreement, operating agreement or management agreement.

Mortgaged Property Name	Mortgage Loan Cut-off Date Balance	Percentage (%) of the Initial Pool Balance by Allocated Loan Amount	Expiration/Termination of Related License/ Franchise Agreement, Operating Agreement or Management Agreement	Maturity Date of the related Mortgage Loan
[___].............................	$[___]	[___]%	[___]	[___]

- [[_____] Mortgaged Properties identified on Annex A-1 as [_____], securing approximately [_____]% of the Initial Pool Balance by allocated loan amount, are not flagged hotel properties];

- [ADD DISCLOSURES REGARDING PROPERTIES THAT MAY DERIVE A SIGNIFICANT PORTION OF THE REVENUE FROM THE OPERATIONS OF ENTERTAINMENT COMPLEXES THAT INCLUDE RESTAURANTS, LOUNGES, NIGHTCLUBS AND/OR BANQUET AND MEETING SPACES]

- [ADD DISCLOSURES REGARDING PROPERTIES WITH ANY LIQUOR LICENSING ISSUES]

- [ADD DISCLOSURES REGARDING MORTGAGED PROPERTIES THAT ARE SUBJECT TO CERTAIN PIP AND OTHER RENOVATION AND REPLACEMENT REQUIREMENTS UNDER THE RELATED FRANCHISE AGREEMENT AND FRANCHISOR PROGRAM REQUIREMENTS] See "—*Redevelopment, Renovation and Expansion*" below.]

- [ADD DISCLOSURES REGARDING ANY ISSUES WITH THE FRANCHISE AGREEMENT, LICENSES AND MANAGEMENT AGREEMENT, IF APPROPRIATE]

- [ADD OTHER DISCLOSURES REGARDING THIS PROPERTY TYPE, IF APPROPRIATE]]

See "*Risk Factors—Risks Relating to the Mortgage Loans—Risks Relating to Affiliation with a Franchise or Hotel Management Company*" and "*—Hotel Properties Have Special Risks*" and "*—Specialty Use Concentrations*" below and "*Risk Factors—Risks Relating to the Mortgage Loans—Some Mortgaged Properties May Not Be Readily Convertible to Alternative Uses*".

Self-Storage Properties.

With respect to the self-storage properties set forth in the above chart:

- [ADD DISCLOSURES REGARDING THIS PROPERTY TYPE, IF APPROPRIATE]

[[__] Mortgaged Properties identified on Annex A-1 as [_____], representing [___]% of the Initial Pool Balance by allocated loan amount derive a portion of the Underwritten Revenue from one or more of (a) rent derived from truck rentals located at the related Mortgaged Property, (b) rent derived from cell tower leases, (c) the leasing of certain parking spaces located at the related Mortgaged Properties for purposes of recreational vehicle and boat storage and/or (d) rent derived from commercial/retail tenants operating at the related Mortgaged Property.]

See "*Risk Factors—Risks Relating to the Mortgage Loans—Self-Storage Properties Have Special Risks*".

Mixed Use Properties.

With respect to the mixed-use properties set forth in the above chart:

- [Each of the mixed use Mortgaged Properties has one or more retail, office and/or multifamily components.] See "*Risk Factors—Risks Relating to the Mortgage Loans—Retail Properties Have Special Risks*", "*—Office Properties Have Special Risks*" and "*—Multifamily Properties Have Special Risks*", as applicable.

- [ADD OTHER DISCLOSURES REGARDING THIS PROPERTY TYPE, IF APPROPRIATE]

Certain of the mixed use Mortgaged Properties may have specialty uses. See "*—Specialty Use Concentrations*" below.

See "*Risk Factors—Risks Relating to the Mortgage Loans—Some Mortgaged Properties May Not Be Readily Convertible to Alternative Uses*".

Industrial Properties.

With respect to the industrial properties set forth in the above chart:

- [ADD DISCLOSURES REGARDING COLD STORAGE FACILITIES]

- [ADD OTHER DISCLOSURES REGARDING THIS PROPERTY TYPE, IF APPROPRIATE]

[[__] Mortgaged Properties identified on Annex A-1 as [_____], representing [__]% of the Initial Pool Balance by allocated loan amount derive a portion of the Underwritten Revenues from revenue from (a) rent derived from the leasing of office space at the Mortgaged Property and (b) rent derived from cell tower leases.]

See "*Risk Factors—Risks Relating to the Mortgage Loans—Industrial Properties Have Special Risks*".

Manufactured Housing Community Properties.

With respect to the manufactured housing community set forth in the above chart:

- [[__] [(__)] Mortgaged Properties identified on Annex A-1 as [_____], securing approximately [_____]% of the Initial Pool Balance by allocated loan amount, are recreational vehicle resorts or have a significant portion of the properties that are intended for short-term recreational vehicle hook-ups.]

- [DESCRIBE ANY PORTION OF MANUFACTURED HOUSING COMMUNITY PROPERTIES THAT ARE NOT PART OF THE COLLATERAL OR INCLUDED IN THE UNDERWRITING]

- [ADD OTHER DISCLOSURES REGARDING THIS PROPERTY TYPE, IF APPROPRIATE]

See "*Risk Factors—Risks Relating to the Mortgage Loans—Manufactured Housing Community Properties Have Special Risks*".

Specialty Use Concentrations.

Certain Mortgaged Properties have one of the 5 largest tenants that operates its space as a specialty use that may not allow the space to be readily converted to be suitable for another type of tenant, as set forth in the following table.

Specialty Use	Number of Mortgaged Properties	Approx. % of Initial Pool Balance	% of net rentable area at the related Mortgaged Property
[Medical, dental, physical therapy or veterinary offices or clinics, outpatient facilities, research or diagnostic laboratories or health management services and/or health professional schools]..	[____]	[____]%	[____]%
[Restaurant]...	[____]	[____]	[____]
[Parking garages/accounts]	[____]	[____]	[____]
[Theater]...	[____]	[____]	[____]
[Gym, fitness center or a health club]................................	[____]	[____]	[____]
[Bank branch]	[____]	[____]	[____]
[School or educational facility a beauty and cosmetology school]..	[____]	[____]	[____]
[LIST OTHER SPECIALTY USE]...	[____]	[____]	[____]
Total...	[____]	[____]%	[____]%

See "*Risk Factors—Risks Relating to the Mortgage Loans—Some Mortgaged Properties May Not Be Readily Convertible to Alternative Uses*".

Significant Mortgage Loans and Significant Obligors

[The Mortgaged Property identified on Annex A-1 as [_____], securing a Mortgage Loan that represents approximately [___]%, of the Initial Pool Balance, is a "significant obligor" as such term is used in Items 1101 and 1112 of Regulation AB with respect to this offering. See Annex A-1.]

[INCLUDE INFORMATION REQUIRED BY ITEM 1112(a) and (b) FOR EACH SIGNIFICANT OBLIGOR]

Mortgage Loan Concentrations

Top Ten Mortgage Loans or Groups of Cross-Collateralized Mortgage Loans

The following table shows certain information regarding the ten largest Mortgage Loans or groups of crossed loans by Cut-off Date Balance:

Loan Name	Mortgage Loan Cut-off Date Balance	Approx. % of Initial Pool Balance	Loan per Unit[1]	UW NCF DSCR[1]	Cut-off Date LTV Ratio[1]	Property Type
[_____]...	$[_____]	[____]%	$[_____]	[____]x	[____]%	[_____]
[_____]...	$[_____]	[____]%	$[_____]	[____]x	[____]%	[_____]
[_____]...	$[_____]	[____]%	$[_____]	[____]x	[____]%	[_____]
[_____]...	$[_____]	[____]%	$[_____]	[____]x	[____]%	[_____]
Top 3 Total/Weighted Average.................	$[_____]	[____]%		[____]x	[____]%	
Top 5 Total/Weighted Average.................	$[_____]	[____]%		[____]x	[____]%	
Top 10 Total/Weighted Average...............	$[_____]	[____]%		[____]x	[____]%	

(1) In the case of each of the Mortgage Loans that is part of an AB Whole Loan, the calculation of the Loan per Unit, UW NCF DSCR and Cut-off Date LTV Ratio for each such Mortgage Loan is calculated based on the principal balance, debt service payment and Underwritten Net Cash Flow for the Mortgage Loan included in the issuing entity and the related Pari Passu Companion Loan in the aggregate, but excludes the principal balance and debt service payment of any related Subordinate Companion Loan.

(2) [ADD OTHER FOOTNOTES, IF APPROPRIATE]

For more information regarding the ten largest Mortgage Loans and/or loan concentrations and related Mortgaged Properties, see the individual Mortgage Loan and portfolio descriptions under "*Significant Loan Summaries*" in Annex A-3. Other than with respect to the top ten Mortgage Loans identified in the table above, each of the other Mortgage Loans represents no more than [_____]% of the Initial Pool Balance.

See "*Risk Factors—Risks Relating to the Mortgage Loans—Concentrations Based on Property Type, Geography, Related Borrowers and Other Factors May Disproportionately Increase Losses*".

Cross-Collateralized Mortgage Loans; Multi-Property Mortgage Loans and Related Borrower Mortgage Loans

The pool of Mortgage Loans will include [_____] Mortgage Loans, set forth in the table below entitled "Cross-Collateralized/Multi-Property Mortgage Loans", representing approximately [_____]% of the Initial Pool Balance, which are each secured by two or more properties. In some cases, however, the amount of the mortgage lien encumbering a particular property may be less than the full amount of indebtedness under the Mortgage Loan, generally to minimize recording tax. In such instances, the mortgage amount may equal a specified percentage (generally ranging from [_____]% to [_____]%, inclusive) of the appraised value or allocated loan amount for the particular Mortgaged Property. This would limit the extent to which proceeds from that property would be available to offset declines in value of the other Mortgaged Properties securing the same Mortgage Loan or group of cross-collateralized Mortgage Loans.

The table below shows each individual Mortgage Loan that is secured by two or more Mortgaged Properties and each group of cross-collateralized Mortgage Loans.

Cross-Collateralized/Multi-Property Mortgage Loans

Mortgage Loan/Property Portfolio Names	Aggregate Cut-off Date Balance	Approx. % of Initial Pool Balance
[_____]	$[_____]	[_____]%
[_____]	[_____]	[_____]
[_____]	[_____]	[_____]
[_____]	[_____]	[_____]
[_____]	[_____]	[_____]
Total..	**$[_____]**	**[_____]%**

[In some cases, an individual Mortgaged Property may be comprised of two or more parcels that may not be contiguous or may be owned by separate borrowers. For example, with respect to the Mortgage Loans secured by the Mortgaged Properties identified as [_____] on Annex A-1, representing approximately [_____]% of the Initial Pool Balance, the related Mortgaged Properties are comprised of more than one (1) parcel, which in some cases are owned by separate borrowers.]

[[_____] groups of Mortgage Loans, set forth in the table below entitled "Related Borrower Loans", representing approximately [_____]% of the Initial Pool Balance, are not cross-collateralized but have borrower sponsors related to each other, but no group of Mortgage Loans having borrower sponsors that are related to each other represents more than approximately [___]% of the Initial Pool Balance. The following table shows each group of Mortgage Loans having borrowers that are related to each other. See "*Risk Factors—Risks Relating to the Mortgage Loans—Concentrations Based on Property Type, Geography, Related Borrowers and Other Factors May Disproportionately Increase Losses*" in addition to Annex A-1.]

Related Borrower Loans (Other than Cross-Collateralized Groups)

Mortgage Loan	Aggregate Cut-off Date Principal Balance	Approx. % of Initial Pool Balance
Group [____]:		
[_____]	$[_____]	[_____]%
[_____]	[_____]	[_____]
Total for Group [____]:..	**$[_____]**	**[_____]%**
Group [__]:		
[_____]	$[_____]	[_____]%
[_____]	[_____]	[_____]
Total for Group [__]:..	**$[_____]**	**[_____]%**

[ADD ADDITIONAL LOAN GROUPS]

Mortgage loans with related borrowers are identified under "Related Borrower Loans" on Annex A-1. See "*Risk Factors—Risks Relating to the Mortgage Loans—Concentrations Based on Property Type, Geography, Related Borrowers and Other Factors May Disproportionately Increase Losses*" in addition to Annex A-1 and the related footnotes.

Geographic Concentrations

This table shows the states that have concentrations of Mortgaged Properties that secure [____]% or more of the Initial Pool Balance:

Geographic Distribution[1]

State[2]	Number of Mortgaged Properties	Aggregate Cut-off Date Balance	% of Initial Pool Balance
[ ]	[ ]	$[ ]	[ ]%
[ ]	[ ]	$[ ]	[ ]%
[ ]	[ ]	$[ ]	[ ]%
[ ]	[ ]	$[ ]	[ ]%
[ ]	[ ]	$[ ]	[ ]%
[ ]	[ ]	$[ ]	[ ]%
[ ]	[ ]	$[ ]	[ ]%
[ ]	[ ]	$[ ]	[ ]%

[1]   Because this table presents information relating to Mortgaged Properties and not the Mortgage Loans, the information for any Mortgaged Property that is one of multiple Mortgaged Properties securing a particular Mortgage Loan is based on an allocated loan amount as stated in Annex A-2.

[2]   [ADD APPROPRIATE FOOTNOTES]

The remaining Mortgaged Properties are located throughout [_____] other states, with no more than [_____]% of the Initial Pool Balance by allocated loan amount secured by Mortgaged Properties located in any such jurisdiction.

Certain Mortgaged Properties are located in the following geographic areas or the regions of the United States that are more susceptible to [an economic downturn, natural disasters or hazards, terrorist attacks or political crises]:

Mortgaged Properties securing approximately [_____]% of the Initial Pool Balance by allocated loan amount, are located in [NAMES OF STATES], and may be more generally susceptible to floods or hurricanes than properties in other parts of the country.

Mortgaged Properties securing approximately [_____]% of the Initial Pool Balance by allocated loan amount, are located in [_____] and are more susceptible to wildfires.

Mortgaged Properties securing approximately [_____]% of the Initial Pool Balance by allocated loan amount, are located in areas that are considered a high earthquake risk (seismic zones 3 or 4), and seismic reports were prepared with respect to these Mortgaged Properties, and based on those reports, no Mortgaged Property has a seismic expected loss greater than [__]%.

[ADD DISCLOSURES REGARDING ANY PROPERTIES LOCATED IN A US TERRITORY OR FOREIGN COUNTRY. [The unpaid principal balance, as of the Cut-off Date, of the loans secured by such properties will not be in excess of 10% of the Initial Pool Balance.]

[ADD ADDITIONAL DISCLOSURES REGARDING GEOGRAPHICAL CONCENTRATION, IF APPROPRIATE]

Mortgaged Properties With Limited Prior Operating History

[___] of the Mortgage Loans secured by the Mortgaged Properties identified on Annex A-1 as [____], representing approximately [___]% of the Initial Pool Balance, are each secured by Mortgaged Properties that were constructed or substantially renovated or in a lease-up period within the [12]-month period preceding the Cut-off Date and have no or limited prior operating history and/or lack historical financial figures and information.

[___] of the Mortgage Loans secured by the Mortgaged Properties or portfolios of Mortgaged Properties identified on Annex A-1 as [_____], representing approximately [___]% of the Initial Pool Balance, the Mortgaged Properties were acquired within the [12]-month period preceding the origination of the Mortgage Loan and underwriting was based on a limited prior operating history and limited historical financial figures and information.

[ADD ADDITIONAL DISCLOSURES REGARDING LIMITED PRIOR OPERATING HISTORY, IF APPROPRIATE.]

See "*Risk Factors—Risks Relating to the Mortgage Loans—Limited Information Causes Uncertainty*".

Tenancies-in-Common

[___] [(__)] Mortgaged Properties identified as [_____] on Annex A-1, representing [__]% of the Initial Pool Balance, have one or more borrowers that own all or a portion of the related Mortgaged Property as tenants-in-common, and the respective tenants-in-common have agreed to a waiver of their rights of partition. See "*Risk Factors—Risks Relating to the Mortgage Loans—Tenancies-in-Common May Hinder Recovery*".

[ADD ADDITIONAL DISCLOSURES REGARDING TENANCIES-IN-COMMON, IF APPROPRIATE]

See "*Risk Factors—Risks Relating to the Mortgage Loans—The Borrower's Form of Entity May Cause Special Risks*" and "*—Tenancies-in-Common May Hinder Recovery*".

[Condominium Interests

[__] of the Mortgage Loans secured by Mortgaged Properties identified on Annex A-1 as [_____] and [_____], representing approximately [__]% and [__]%, respectively, of the Initial Pool Balance, respectively, are secured, in certain cases, in part, by the related borrower's interest in one or more units in a condominium. [With respect to all such Mortgage Loans (other than as described below)], the borrower generally controls the appointment and voting of the condominium board or the condominium owners cannot take actions or cause the condominium association to take actions that would affect the borrower's unit without the borrower's consent.]

[ADD DISCLOSURES REGARDING THE CONDOMINIUM DOCUMENTS, IF APPROPRIATE.]

See "*Risk Factors—Risks Relating to the Mortgage Loans—Condominium Ownership May Limit Use and Improvements*".]

Fee & Leasehold Estates; Ground Leases

The table below shows the distribution of underlying interests encumbered by the mortgages related to the Mortgaged Properties:

Underlying Estate Distribution[1]

Underlying Estate	Number of Mortgaged Properties	Aggregate Cut-off Date Balance	Approx. % of Initial Pool Balance
Fee[2]	[___]	$[___]	[___]%
Leasehold	[___]	[___]	[___]
Fee/Leasehold[3]	[___]	[___]	[___]
Leased Fee			
Total	[___]	$[___]	[___]%

(1)   Because this table presents information relating to Mortgaged Properties and not Mortgage Loans, the information for Mortgage Loans secured by more than one Mortgaged Property is based on allocated loan amounts as set forth in Annex A-2.

(2)   [For purposes of this prospectus, an encumbered interest will be characterized as a "fee interest" and not a leasehold interest if (i) the borrower has a fee interest in all or substantially all of the Mortgaged Property (*provided* that if the borrower has a leasehold interest in any portion of the Mortgaged Property, such portion is not, individually or in the aggregate, material to the use or operation of the Mortgaged Property), or (ii) the Mortgage Loan is secured by the borrower's leasehold interest in the Mortgaged Property as well as the borrower's (or other fee owner's) overlapping fee interest in the related Mortgaged Property.]

(3)   The related Mortgages create a first lien on a combination of fee simple estates and leasehold estates in one or more commercial properties.

In general, unless the related fee interest is also encumbered by the related Mortgage, each of the ground leases has a term that extends at least 20 years beyond the maturity date of the Mortgage Loan (taking into account all freely exercisable extension options) and, except as noted below or in the exceptions to representation no. [__] in Annex D-1 indicated on Annex D-2, contains customary mortgagee protection provisions, including notice and cure rights and the right to enter into a new lease with the applicable ground lessor in the event a ground lease is rejected or terminated.

Mortgage loans secured by ground leases present certain bankruptcy and foreclosure risks not present with Mortgage Loans secured by fee simple estates. See "*Risk Factors—Risks Relating to the Mortgage Loans—Risks Related to Ground Leases and Other Leasehold Interests*" and "*—Leased Fee Properties Have Special Risks*", "*Certain Legal Aspects of Mortgage Loans—Foreclosure*" and "*Certain Legal Aspects of Mortgage Loans—Bankruptcy Laws*".

As regards ground leases, see representation No.[__] on Annex D-1 and the exceptions to that representation on Annex D-2.

Environmental Considerations

[An environmental report was prepared for each Mortgaged Property securing a Mortgage Loan no more than nine months prior to the Cut-off Date. See Annex A-1 for the date of the environmental report for each Mortgaged Property. The environmental reports were generally prepared pursuant to the American Society for Testing and Materials standard for a "Phase I" environmental site assessment (the "ESA"). In addition to the Phase I standards, some of the environmental reports will include additional research, such as limited sampling for asbestos-containing material, lead-based paint, radon or water damage with limited areas of potential or identified mold, depending on the property use and/or age. Additionally, as needed pursuant to American Society for Testing and Materials standards, supplemental "Phase II" site investigations have been completed for some Mortgaged Properties to further evaluate certain environmental issues, including certain recognized environmental conditions (each, a "REC"). A Phase II investigation generally consists of sampling and/or testing.]

[ADD DISCLOSURES REGARDING MORTGAGED PROPERTIES WITH RESPECT TO WHICH THE RELATED ENVIRONMENTAL REPORTS HAVE REVEALED MATERIAL ADVERSE CONDITIONS OR CIRCUMSTANCES AT A MORTGAGED PROPERTY:

- THAT WERE REMEDIATED OR ABATED BEFORE THE ORIGINATION DATE OF THE RELATED MORTGAGE LOAN OR ARE ANTICIPATED TO BE REMEDIATED OR ABATED BEFORE THE CLOSING DATE;

- FOR WHICH AN OPERATIONS AND MAINTENANCE PLAN, ABATEMENT AS PART OF ROUTINE MAINTENANCE OR PERIODIC MONITORING OF THE MORTGAGED PROPERTY OR NEARBY PROPERTIES WILL BE IN PLACE OR RECOMMENDED;

- FOR WHICH AN ESCROW, GUARANTY OR LETTER OF CREDIT FOR THE REMEDIATION WILL HAVE BEEN ESTABLISHED PURSUANT TO THE TERMS OF THE RELATED MORTGAGE LOAN;

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- FOR WHICH AN ENVIRONMENTAL INSURANCE POLICY WILL HAVE BEEN OBTAINED FROM A THIRD PARTY INSURER;

- FOR WHICH THE PRINCIPAL OF THE BORROWER OR ANOTHER FINANCIALLY RESPONSIBLE PARTY WILL HAVE PROVIDED AN INDEMNITY OR WILL HAVE BEEN REQUIRED TO TAKE, OR WILL BE LIABLE FOR THE FAILURE TO TAKE, SUCH ACTIONS, IF ANY, WITH RESPECT TO SUCH MATTERS AS WILL HAVE BEEN REQUIRED BY THE APPLICABLE GOVERNMENTAL AUTHORITY OR RECOMMENDED BY THE ENVIRONMENTAL REPORTS;

- FOR WHICH SUCH CONDITIONS OR CIRCUMSTANCES HAVE BEEN INVESTIGATED FURTHER AND THE ENVIRONMENTAL CONSULTANT RECOMMENDED NO FURTHER ACTION OR REMEDIATION;

- AS TO WHICH THE BORROWER OR OTHER RESPONSIBLE PARTY WILL HAVE OBTAINED, OR WILL BE REQUIRED TO OBTAIN POST-CLOSING, A "NO FURTHER ACTION" LETTER OR OTHER EVIDENCE THAT GOVERNMENTAL AUTHORITIES WOULD NOT BE REQUIRING FURTHER ACTION OR REMEDIATION;

- THAT WOULD REQUIRE SUBSTANTIAL CLEANUP, REMEDIAL ACTION OR OTHER EXTRAORDINARY RESPONSE UNDER ENVIRONMENTAL LAWS;

- AS TO WHICH THE RELATED BORROWER HAS OBTAINED ENVIRONMENTAL INSURANCE; OR

- FOR WHICH THE RELATED BORROWER WILL HAVE AGREED TO SEEK A "CASE CLOSED" OR SIMILAR STATUS FOR THE ISSUE FROM THE APPLICABLE GOVERNMENTAL AGENCY.]

[ADD ADDITIONAL DISCLOSURES RELATING TO ENVIRONMENTAL ISSUES.]

Redevelopment, Renovation and Expansion

Certain of the Mortgaged Properties are properties which are currently undergoing or are expected to undergo redevelopment, renovation or expansion, including with respect to hotel properties, executing property improvement plans ("PIPs") required by the franchisors. Below are descriptions of certain of such Mortgaged Properties.

[INSERT ANY SPECIFIC DISCLOSURES RELATING TO THE MORTGAGED PROPERTIES WHICH ARE CURRENTLY UNDERGOING OR, IN THE FUTURE, ARE EXPECTED TO UNDERGO MATERIAL REDEVELOPMENT, RENOVATION OR EXPANSION, INCLUDING WITH RESPECT TO HOTEL PROPERTIES, PIPS REQUIRED BY THE FRANCHISORS.]

Certain risks related to redevelopment, renovation and expansion at a Mortgaged Property are described in "*Risk Factors—Risks Relating to the Mortgage Loans—Risks Related to Redevelopment, Expansion and Renovation at Mortgaged Properties*".

[Assessment of Property Value and Condition

[INSERT ANY SPECIFIC DISCLOSURES RELATING TO THE MORTGAGED PROPERTIES WITH ANY MATERIAL ISSUES NOTED IN THE APPRAISALS, ENGINEERING REPORTS AND ZONING AND SEISMIC REPORTS TO THE EXTENT NOT DISCLOSED UNDER "REDEVELOPMENT, RENOVATION AND EXPANSION" ABOVE.]

Litigation and Other Considerations

[INSERT ANY SPECIFIC LITIGATION ISSUES, CONDEMNATION PROCEEDINGS OR SIMILAR DISCLOSURES REGARDING THE MORTGAGED PROPERTIES, THE BORROWERS OR SPONSORS.]

See "*Risk Factors—Risks Relating to the Mortgage Loans—Litigation Regarding the Mortgaged Properties or Borrowers May Impair Your Distributions*".

Loan Purpose; Default History, Bankruptcy Issues and Other Proceedings

- [_____] of the Mortgage Loans, representing approximately [_____]% of the Initial Pool Balance, were originated in connection with the borrower's acquisition of the related Mortgaged Property.

- [_____] of the Mortgage Loans, representing [_____]% of the Initial Pool Balance, were originated in connection with the borrower's refinancing of a previous mortgage loan. [Insert a disclosure regarding a refinancing of any loan that was in default or in special servicing at the time of refinancing or subject to a discounted pay-offs or workout.]

- [[____] Mortgage Loans, representing approximately [_____]% of the Initial Pool Balance, were modified due to previous delinquencies or impending delinquencies.]

- [ADD DISCLOSURES REGARDING ANY CURRENT MATERIAL TENANT THAT IS OR WAS A PARTY TO BANKRUPTCY PROCEEDINGS]

- [ADD DISCLOSURES REGARDING ANY MATERIAL PRIOR BORROWER/SPONSOR/GUARANTOR THAT WAS A PARTY TO BANKRUPTCY PROCEEDINGS, FORECLOSURE PROCEEDINGS, DEED-IN-LIEU OF FORECLOSURE TRANSACTIONS AND/OR MORTGAGE LOAN WORKOUTS]

- [ADD ANY OTHER MATERIAL MORTGAGE LOAN SPECIFIC BANKRUPTCY ISSUES OR PAYMENT OR NON-PAYMENT DEFAULT HISTORY OF THE BORROWER, GUARANTOR, SPONSOR OR ANY OTHER PARTY TO A MORTGAGE LOAN, IF APPROPRIATE.]

Certain risks relating to bankruptcy proceedings are described in "*Risk Factors—Risks Relating to the Mortgage Loans—A Bankruptcy Proceeding May Result in Losses and Delays in Realizing on the Mortgage Loans*" and "*—Litigation Regarding the Mortgaged Properties or Borrowers May Impair Your Distributions*" and "*Certain Legal Aspects of Mortgage Loans—Bankruptcy Laws*".

Tenant Issues

Tenant Concentrations

The Mortgaged Properties have tenant concentrations as set forth below:

- [_____] of the Mortgaged Properties, securing in whole or in part [__] Mortgage Loans, representing approximately [__]% of the Initial Pool Balance by allocated loan amount are leased to a single tenant.

- [_____] is a tenant at [__] of the mortgaged properties securing [_____] Mortgage Loans, representing in the aggregate approximately [__]% of the aggregate principal balance of the pool of Mortgage Loans as of the Cut-off Date by allocated loan amount.

- [ADD DISCLOSURES REGARDING SINGLE TENANTS, IF APPROPRIATE].

See "*—Lease Expirations and Terminations*" below, "*Risk Factors—Risks Relating to the Mortgage Loans—Risks of Commercial and Multifamily Lending Generally*", "*—Performance of the Mortgage Loans*

137

Will Be Highly Dependent on the Performance of Tenants and Tenant Leases—A Tenant Concentration May Result in Increased Losses" and "*—Concentrations Based on Property Type, Geography, Related Borrowers and Other Factors May Disproportionately Increase Losses*".

Lease Expirations and Terminations

Expirations.

Certain of the Mortgaged Properties are subject to tenant leases that expire before the maturity date of the related Mortgage Loan. For tenant lease expiration information in the form of a lease rollover chart relating to each of the top ten Mortgage Loans, see the related summaries attached as Annex A-3 to the prospectus. In addition, see Annex A-1 for tenant lease expiration dates for the five largest tenants (based on net rentable area leased) at each retail, office, mixed use and industrial Mortgaged Property. Even if none of the top five tenants at a particular Mortgaged Property have leases that expire before, or shortly after, the maturity of the related Mortgage Loan, there may still be a significant percentage of leases at a particular Mortgaged Property that expire in a single calendar year, a rolling 12-month period or prior to, or shortly after, the maturity of a Mortgage Loan. Furthermore, some of the Mortgaged Properties have significant leases or a significant concentration of leases that expire before, or shortly after, the maturity of the related Mortgage Loan. Identified below are certain material lease expirations or concentrations of lease expirations with respect to the Mortgaged Properties:

- In certain cases, the lease of a single tenant, major tenant or anchor tenant at a multi-tenanted Mortgaged Property expires prior to the maturity date of the related Mortgage Loan.

  With respect to the Mortgage Loans secured, in whole or in part, by the Mortgaged Property identified in the table below, such Mortgaged Property is occupied by a single tenant under a lease which expires prior to, or in the same year of, the maturity or anticipated repayment date of the related Mortgage Loan.

Mortgaged Property Name	% of the Initial Pool Balance by Allocated Loan Amount	Lease Expiration Date	Maturity Date
[____]	[____]%	[____]	[____]

- With respect to the Mortgaged Properties shown in the table below, one or more leases representing 50% or greater of the net rentable square footage of the related Mortgaged Property (excluding Mortgaged Properties leased to a single tenant and set forth in the bullet above) expire in a single calendar year prior to, or the same year as, the maturity of the related Mortgage Loan. There may be other Mortgaged Properties as to which leases representing at least 50% or greater of the net rentable square footage of the related Mortgaged Property expire over several calendar years prior to maturity of the related Mortgage Loan.

138

Mortgaged Property Name	% of the Initial Pool Balance by Allocated Loan Amount	% of Leases Expiring	Calendar Year of Expiration	Maturity Date
[____]................................	[____]%	[____]%	[____]	[____]
[____]................................	[____]%	[____]%	[____]	[____]
[____]................................	[____]%	[____]%	[____]	[____]
[____]................................	[____]%	[____]%	[____]	[____]
[____]................................	[____]%	[____]%	[____]	[____]
[____]................................	[____]%	[____]%	[____]	[____]
[____]................................	[____]%	[____]%	[____]	[____]
[____]................................	[____]%	[____]%	[____]	[____]
[____]................................	[____]%	[____]%	[____]	[____]
[____]................................	[____]%	[____]%	[____]	[____]
[____]................................	[____]%	[____]%	[____]	[____]
[____]................................	[____]%	[____]%	[____]	[____]
[____]................................	[____]%	[____]%	[____]	[____]
[____]................................	[____]%	[____]%	[____]	[____]
[____]................................	[____]%	[____]%	[____]	[____]

- In addition, with respect to certain other Mortgaged Properties, there are leases that represent in the aggregate a material portion (but less than 50%) of the net rentable square footage of the related Mortgaged Property that expire in a single calendar year prior to, or shortly after, the maturity of the related Mortgage Loan.

[ADD DISCLOSURES REGARDING OTHER TENANT LEASE EXPIRATION ISSUES, IF APPROPRIATE]

See Annex A-1 for tenant lease expiration dates for the five largest tenants (based on net rentable area leased) at each retail, office, mixed use and industrial Mortgaged Property.

Terminations.

In addition to termination options tied to certain triggers as described in "*Risk Factors—Risks Relating to the Mortgage Loans—Performance of the Mortgage Loans Will Be Highly Dependent on the Performance of Tenants and Tenant Leases—Early Lease Termination Options May Reduce Cash Flow*" that are common with respect to retail properties, certain tenant leases permit the related tenant to terminate its lease at any time. For example (with respect to the largest [15] Mortgage Loans and the largest five tenants at each Mortgaged Property):

[ADD DISCLOSURE RELATING TO UNILATERAL TERMINATION RIGHTS].

[Set forth below are certain government leases that individually represent more than [5]% of the base rent at the related Mortgaged Property and have these types of risks.]

Mortgage Loan Name	Percent of Initial Pool Balance	Tenant	Percent of Net Rentable Area	Percent of Base Rent
[_____].............................	[__]%	[_____]	[__]%	[__]%
[_____].............................	[__]%	[_____]	[__]%	[__]%
[_____].............................	[__]%	[_____]	[__]%	[__]%

See Annex A-3 for more information on material termination options relating to the largest [15] Mortgage Loans.

Other. Tenants under certain leases included in the Underwritten Net Cash Flow, Underwritten NOI and/or Occupancy may not be in physical occupancy, may not have begun paying rent or may be in negotiation. For example, [with respect to single tenant properties or tenants that are one of the top five tenants by net rentable square footage at a Mortgaged Property or tenants individually or in the aggregate representing more than 25% of the net rentable area at the Mortgaged Property, certain of such tenants have not taken possession or commenced paying rent as set forth below] [with respect to the largest [15] Mortgage Loans and the five largest tenants listed on Annex A-3]:

- [ADD DISCLOSURES REGARDING TENANTS OF THE MORTGAGED PROPERTIES THAT HAVE EXECUTED LEASES, BUT HAVE NOT YET TAKEN OCCUPANCY OR HAVE SIGNED A LETTER OF INTENT BUT NOT EXECUTED A LEASE WITH RESPECT TO THE RELATED SPACE.]

- [ADD DISCLOSURES REGARDING TENANTS WHOSE LEASE TERMS ARE UNDER NEGOTIATION BUT NOT YET SIGNED.]

- [ADD DISCLOSURES REGARDING TENANTS THAT ARE IN RENT ABATEMENT PERIODS.]

- [ADD OTHER DISCLOSURES REGARDING TENANT ISSUES, IF APPROPRIATE.]

See "*Risk Factors—Risks Relating to the Mortgage Loans—Underwritten Net Cash Flow Could Be Based On Incorrect or Failed Assumptions*".

See Annex A-3 for more information on other tenant matters relating to the largest [15] Mortgage Loans.

Purchase Options and Rights of First Refusal

Below are certain purchase options and rights of first refusal to purchase all or a portion of the Mortgaged Property with respect to certain of the Mortgaged Properties.

- [INSERT ANY PURCHASE OPTIONS AND RIGHTS OF FIRST REFUSAL.]

See "*Risk Factors—Risks Relating to the Mortgage Loans—Performance of the Mortgage Loans Will Be Highly Dependent on the Performance of Tenants and Tenant Leases—Leases That Are Not Subordinated to the Lien of the Mortgage or Do Not Contain Attornment Provisions May Have an Adverse Impact at Foreclosure*".

[Credit Lease Loans]

[__] Mortgage Loans (the "Credit Lease Loans"), representing approximately [____]% of the Initial Pool Balance, are backed by lease obligations (a "Credit Lease") of a tenant (each, a "Tenant"). Each Credit Lease has a primary lease term (the "Primary Term") that expires on or after the maturity date of the related Credit Lease Loan. The Credit Lease Loans are scheduled to be repaid from scheduled monthly rental payments ("Monthly Rental Payments") which are equal to or greater than the scheduled payment of all principal, interest and other amounts due each month on the related Credit Lease Loan. Notwithstanding the foregoing, the borrowers remain liable for all obligations under the Credit Lease Loans (subject to the non-recourse provisions).

The following table sets forth certain information regarding the Credit Lease Loans:

Property Name	Cut-off Date Balance	Percentage Of Initial Pool Balance	Tenant/Lease Guarantor	Lease Type
		%		
		%		
		%		
		%		
		%		
		%		
		%		

140

[With respect to [__] Credit Lease Loans (identified as [__] and [__] on Annex A-1), representing approximately [_____]% of the Initial Pool Balance, interest payments are due on the first day of each month and are calculated based upon a 30 day month and a 360 day year. Principal payments, per a schedule, are due on the first day of each calendar year. Those principal payments are scheduled to correspond with payments due under the related leases.]

Each mortgagor under a Credit Lease Loan has assigned to the mortgagee of the related Credit Lease Loan (each, a "Credit Lease Assignment"), as security for the mortgagor's obligations, the mortgagor's rights under the Credit Leases and its rights to all income and profits to be derived from the operation and leasing of the related property (each, a "Credit Lease Property"), including, but not limited to, an assignment of any guarantee of the Tenant's obligations under the Credit Lease and an assignment of the right to receive all Monthly Rental Payments and any other sums due under the Credit Leases.

Each Credit Lease generally provides that the related Tenant must pay all real property taxes and assessments levied or assessed against the related Credit Lease Property, all charges for utility services and other operating expenses incurred in connection with the operation of the related Credit Lease Property. Generally, each Credit Lease Loan provides that if the Tenant defaults beyond applicable notice and grace periods in the performance of any covenant or agreement of that Credit Lease (a "Credit Lease Default") and the related borrower defaults in its performance under that Credit Lease Loan, the mortgagee may exercise rights under the related Credit Lease Assignment to require the related mortgagor either (1) to terminate that Credit Lease or (2) not to terminate that Credit Lease and exercise any of its rights. A default under a Credit Lease will constitute a default under the related Credit Lease Loan.

While each Credit Lease requires the Tenant to fulfill its payment and maintenance obligations during the term of the Credit Lease, in some cases the Tenant has not covenanted to operate the related Credit Lease Property for the term of the Credit Lease, and the Tenant may at any time cease actual operations at the Credit Lease Property, but it remains obligated to continue to meet all of its obligations under the Credit Lease.

With respect to [__] Credit Lease Loans which are not secured by the assignment of a "bondable lease" (the "Lease Enhancement Policy Loans"), the lender is the beneficiary of a non-cancelable insurance policy (a "Lease Enhancement Policy") obtained to cover certain lease termination and rent abatement events arising out of a casualty or condemnation (or, with respect to [__] Mortgage Loan (the "[_____]"), representing approximately [__]% of the Initial Pool Balance, condemnation only) of the related Credit Lease Property. A "bondable lease" generally means that the related Tenant has no rights under the terms of the related Credit Lease to terminate the Credit Lease or abate rent due under the Credit Lease, including by reason of the occurrence of certain casualty and condemnation events or the failure of the related mortgagor, as lessor, to perform required maintenance, repairs or replacement, except that the Tenant may have the right to terminate the Credit Lease upon the happening of that kind of casualty or condemnation if the Tenant makes a termination payment which is not less than the then-outstanding principal amount of the related Credit Lease Loan plus all accrued interest. The following table sets forth certain information with respect to each Lease Enhancement Policy for the Lease Enhancement Policy Loans.

The Lease Enhancement Policies issued by the related insurer for the related Credit Lease are subject to certain limited exclusions and do not insure interest on the Lease Enhancement Policy Loans for a period of greater than [__] days past the date of the occurrence of a casualty or condemnation event. The Lease Enhancement Policies permit payment of a lump sum payment of all outstanding principal plus, subject to the limitation above, accrued interest in the event of a permitted termination by the related Tenant of its Credit Lease as a result of a casualty or condemnation. If the related Credit Lease permits the related Tenant to abate all or a portion of the rent in the event of a casualty or condemnation, that payment will be in an amount equal to the portion of any Monthly Rental Payments not made by the Tenant for the period from the date the abatement commences until the earlier of the date the abatement ceases or the expiration date of the initial term of the Credit Lease; provided that in the event those payments would exceed the limits of liability under the policy, then the issuer of the related Lease Enhancement Policy may, at its option, pay the present value of the stream of partial abatement payments in a lump sum. The insurers are also not required to pay amounts due under the related Lease Enhancement Policy Loan other than amounts equal to principal and, subject to the limitation above, accrued interest, and consequently, are not required to pay any amounts equal to prepayment premiums or yield maintenance charges due under the Lease Enhancement Policy or any amounts the related mortgagor is obligated to pay under the Lease Enhancement Policy to reimburse the master servicer or the trustee for outstanding Servicing Advances.

At the end of the term of the Credit Lease, the Tenant is generally obligated to surrender the Credit Lease Property in good order and in its original condition received by the Tenant, except for ordinary wear and tear and repairs required to be performed by the related borrower.

The mortgage loan seller's underwriting guidelines with respect to the Credit Lease Loans are described under "*Transaction Parties—The Sponsors and Mortgage Loan Sellers—Bank of America's Commercial Mortgage Loan Underwriting Standards*".

Affiliated Leases

Certain of the Mortgaged Properties are leased in whole or in part by borrowers or borrower affiliates. Set forth below are examples of Mortgaged Properties or portfolios of Mortgaged Properties at which at least [___]% of (i) the gross income at the Mortgaged Property or portfolio of Mortgaged Properties relates to leases between the borrower and an affiliate of the borrower or (ii) the net rentable area at the Mortgaged Property or portfolio of Mortgaged Properties is leased to an affiliate of the borrower:

- [ADD DISCLOSURES REGARDING ANY MORTGAGED PROPERTIES THAT ARE SUBJECT TO AFFILIATED LEASES.]

- [OTHER MORTGAGED PROPERTIES MAY HAVE TENANTS THAT ARE AFFILIATED WITH THE RELATED BORROWER BUT THOSE TENANTS DO NOT REPRESENT MORE THAN [___]% OF THE GROSS INCOME OR NET RENTABLE AREA OF THE RELATED MORTGAGED PROPERTY.]

Insurance Considerations

The Mortgage Loans generally require that each Mortgaged Property be insured by a hazard insurance policy in an amount (subject to an approved deductible) at least equal to the lesser of the outstanding principal balance of the related Mortgage Loan and 100% of the replacement cost of the improvements located on the related Mortgaged Property, and if applicable, that the related hazard insurance policy contain appropriate endorsements or have been issued in an amount sufficient to avoid the application of co-insurance and not permit reduction in insurance proceeds for depreciation; *provided* that, in the case of certain of the Mortgage Loans, the hazard insurance may be in such other amounts as was required by the related originators.

In general, the standard form of hazard insurance policy covers physical damage to, or destruction of, the improvements on the Mortgaged Property by fire, lightning, explosion, smoke, windstorm and hail, riot or strike and civil commotion, subject to the conditions and exclusions set forth in each policy. Each Mortgage Loan generally also requires the related borrower to maintain comprehensive general liability insurance against claims for personal and bodily injury, death or property damage occurring on, in or about the related Mortgaged Property in an amount generally equal to at least $[1,000,000]. Each Mortgage Loan generally further requires the related borrower to maintain business interruption insurance in an amount not less than approximately 100% of the gross rental income from the related Mortgaged Property for not less than [12] months. In general, the Mortgage Loans (including those secured by Mortgaged Properties located in California) do not require earthquake insurance. [_____] of the Mortgaged Properties, securing [_____]% of the Initial Pool Balance, are located in areas that are considered a high earthquake risk. These areas include all or parts of the states of [_____].

In the case of [__] Mortgaged Properties which secure in whole or in part [__] Mortgage Loans, representing approximately [___]% of the Initial Pool Balance by allocated loan amount, the related borrowers maintain insurance under blanket policies.

Certain of the Mortgaged Properties may be insured by, or subject to self-insurance on the part of, a sole or significant tenant or the property manager as described below:

- With respect to the Mortgage Loans secured by the Mortgaged Properties identified on Annex A-1 as [_____], [_____] and [_____] representing approximately [___]% of the Initial Pool Balance, the related borrower may rely on the single tenant's insurance or self-insurance, so long as the single tenant's lease is in effect and no default has occurred under the lease and the tenant's insurance meets the requirements under the related loan documents. If the single tenant fails to provide acceptable insurance coverage, the borrower must obtain or provide supplemental coverage to meet the requirements under the loan documents.

- [List any other issues related to insurance maintained at any of the Mortgaged Properties.]

Further, with respect to Mortgaged Properties that are part of condominium regimes, the insurance may be maintained by the condominium association rather than the related borrower. Many Mortgage Loans contain limitations on the obligation to obtain terrorism insurance. See "*Risk Factors—Risks Relating to the Mortgage Loans—Terrorism Insurance May Not Be Available for All Mortgaged Properties*".

See "*Risk Factors—Risks Relating to the Mortgage Loans—Risks Associated with Blanket Insurance Policies or Self-Insurance*".

Use Restrictions

Certain of the Mortgaged Properties are subject to restrictions that restrict the use of such Mortgaged Properties to its current use, place other use restrictions on such Mortgaged Property or limit the related borrower's ability to make changes to such Mortgaged Property.

- [DESCRIBE ANY MORTGAGED PROPERTIES THAT ARE SUBJECT TO RESTRICTIONS ON CURRENT USE.]

See "*Risk Factors—Risks Relating to the Mortgage Loans—Risks Related to Zoning Non-Compliance and Use Restrictions*".

Appraised Value

In certain cases, appraisals may reflect both ["as-stabilized"]["as-hypothetical"] and "as-is" values. However, the Appraised Value reflected in this prospectus with respect to each Mortgaged Property reflects only the "as-is" value. The ["as-stabilized"]["as-hypothetical"] value may be based on certain assumptions, such as future construction completion, projected re-tenanting or increased tenant occupancies [INSERT DISCLOSURE REGARDING MATERIAL UNDERWRITING ASSUMPTIONS]. The table below shows the LTV and appraised value using ["as-stabilized"]["as-hypothetical"] values, as well as the corresponding LTV and appraised value using "as-is" values.

Mortgage Loan Name	% of Initial Pool Balance	Maturity Date LTV Ratio (["As-Stabilized"] ["As-Hypothetical"])	[["As-Stabilized"] ["As-Hypothetical"] Appraised Value]	Maturity Date LTV Ratio ("As-Is")	"As-Is" Appraised Value
[__]	[__]%	[__]%	$[__]	[__]%	$[__]

See "*Risk Factors—Risks Relating to the Mortgage Loans—Appraisals May Not Reflect Current or Future Market Value of Each Property*".

Non-Recourse Carveout Limitations

While the Mortgage Loans generally contain non-recourse carveouts for liabilities such as a result of fraud by the borrower, certain voluntary insolvency proceedings or other matters, certain of the Mortgage Loans may not contain such carveouts or contain limitations to such carveouts. In general, the liquidity and net worth of a non-recourse guarantor under a Mortgage Loan will be less, and may be materially less, than the outstanding principal amount of that Mortgage Loan. In addition, certain Mortgage Loans have additional limitations to the non-recourse carveouts. See Annex D-2 for additional information.

- With respect to the Mortgage Loan secured by the Mortgaged Property identified on Annex A-1 as [_____], representing approximately [___]% of the Initial Pool Balance, the related loan documents provide that the Mortgage Loan is not fully recourse to a separate non-recourse carveout guarantor for voluntary transfers of either the Mortgaged Property or equity interests in Mortgagor made in violation of the Mortgage Loan documents. In addition, the non-recourse carveout guarantor is not liable for recourse obligations for losses and damages sustained by reason of (i) breaches of the environmental covenants in the Mortgage Loan documents; or (ii) commission of intentional material physical waste at the Mortgaged Property. The liability of the non-recourse carveout guarantor is capped at $[_____].

- [The non-recourse carveout provisions contained in certain of the Mortgage Loan documents may also limit the liability of the non-recourse carveout guarantor for certain monetary obligations or covenants related to the use and operation of the Mortgaged Property to the extent that there is sufficient cash flow generated by the Mortgaged Property and made available to the related borrower and/or non-recourse carveout guarantor to take or prevent such required action.]

- [LIST ANY OTHER ISSUES RELATING TO NON-RECOURSE CARVE-OUT LIMITATIONS]

In addition, there may be impediments and/or difficulties in enforcing some or all of the non-recourse carveout liability obligations of individual guarantors depending on the domicile or citizenship of the guarantor.

See "*Risk Factors—Risks Relating to the Mortgage Loans—Mortgage Loans Are Non-Recourse and Are Not Insured or Guaranteed*".

Real Estate and Other Tax Considerations

Below are descriptions of real estate tax matters relating to certain Mortgaged Properties. Certain risks relating to real estate taxes regarding the Mortgaged Properties or the borrowers are described in

- [ADD DISCLOSURES RELATING TO ANY MORTGAGED PROPERTIES THAT ARE SUBJECT TO ANY TAX INCENTIVE OR ABATEMENT PROGRAM.]

See "*Risk Factors—Risks Relating to the Mortgage Loans—Increases in Real Estate Taxes May Reduce Available Funds*".

Delinquency Information

[As of the Cut-off Date, [none] of the Mortgage Loans will be 30 days or more delinquent and none of the Mortgage Loans have been 30 days or more delinquent since origination. A Mortgage Loan will be treated as [30] days delinquent if the scheduled payment for a due date is not received from the related borrower by the immediately following due date.] [The following table contains delinquency information regarding the Mortgage Loans:]

Delinquency Period (Days)	Number of Mortgage Loans	Aggregate Cut-Off Date Balance of the Mortgage Loans	Percentage of Total
0-30			
31-60			
61-90			
91-120			

Certain Terms of the Mortgage Loans

Amortization of Principal

The Mortgage Loans provide for one or more of the following:

[_____] Mortgage Loans (excluding interest-only and partial interest-only Mortgage Loans), representing approximately [_____]% of the Initial Pool Balance, provide for payments of interest and principal and then have an expected Balloon Balance at the maturity date.

[_____] Mortgage Loans, representing [_____]% of the Initial Pool Balance, are interest-only for the entire term of the Mortgage Loans.

[_____] Mortgage Loans, representing [_____]% of the Initial Pool Balance, provide for payments of interest only for the first [_____] to [_____] months following the cut-off date and thereafter provide for regularly scheduled payments of interest and principal based on an amortization period longer than the remaining term of the related Mortgage Loan and therefore have an expected Balloon Balance at the related maturity date.

[_____] Mortgage Loans, representing approximately [_____]% of the Initial Pool Balance are fully amortizing.

Due Dates; Mortgage Rates; Calculations of Interest

Subject in some cases to a next business day convention, all of the Mortgage Loans have due dates upon which scheduled payments of principal, interest or both are required to be made by the related borrower under the related Mortgage Note (each such date, a "Due Date") that occur as described in the following table:

USActive 33104201.9

Overview of Due Dates

Due Date	Number of Mortgage Loans	Aggregate Principal Balance of Mortgage Loans	Approx. % of Initial Pool Balance
Total:			

The Mortgage Loans have grace periods as set forth in the following table:

Overview of Grace Periods

Grace Period (Days)	Number of Mortgage Loans	Aggregate Principal Balance of Mortgage Loans	Approx. % of Initial Pool Balance
Total:			

As used in this prospectus, "grace period" is the number of days before a payment default is an event of default under the terms of each Mortgage Loan. See Annex A-1 for information on the number of days before late payment charges are due under the Mortgage Loans. The information on Annex A-1 regarding the number of days before a late payment charge is due is based on the express terms of the Mortgage Loans. Some jurisdictions may impose a statutorily longer period.

All of the Mortgage Loans are secured by first liens on fee simple and/or leasehold interests in the related Mortgaged Properties, subject to the permitted exceptions reflected in the related title insurance policy. All of the Mortgage Loans bear [fixed] [and/or floating rate] interest rates.

[_____] of the Mortgage Loans, representing approximately [__]% of the Initial Pool Balance, accrue interest on the basis of the actual number of days in a month, assuming a 360-day year ("Actual/360 Basis"). [___] of the Mortgage Loans, representing approximately [__]% of the Initial Pool Balance, accrue interest on the basis of a 360-day year consisting of 12, 30-day months ("30/360 Basis").

ARD Loan

[_____] Mortgage Loan securing the portfolio of Mortgaged Properties identified as [_____] on Annex A-1 (the "ARD Loan"), representing approximately [___]% of the Initial Pool Balance, provides that, after a certain date (the "Anticipated Repayment Date"), if the related borrower has not prepaid the ARD Loan in full, any principal outstanding on that date will accrue interest at an increased interest rate (the "Revised Rate") rather than the stated Mortgage Rate (the "Initial Rate"). See *Annex A-1* for the Anticipated Repayment Date and the Revised Rate for the ARD Loan.

After its Anticipated Repayment Date, the ARD Loan further requires that all cash flow available from the related Mortgaged Properties after payment of the monthly debt service payments required under the terms of the related Mortgage Loan documents and all escrows and property expenses required under the related Mortgage Loan documents be used to accelerate amortization of principal (without payment of any yield maintenance premium or prepayment charge) on the ARD Loan. While interest at the Initial Rate continues to accrue and be payable on a current basis on the ARD Loan after its Anticipated Repayment Date, the payment of Excess Interest, to the extent actually collected, will be deferred and will be required to be paid, only after the outstanding principal balance of the ARD Loan has been paid in full, at which time the Excess Interest will be paid to the holders of the Class [_____] certificates. See *Risk Factors—Risks Relating to the Mortgage Loans—Risks of Anticipated Repayment Date Loans*".

USActive 33104201.9

Single Purpose Entity Covenants

[ADD DISCLOSURE REGARDING MORTGAGE LOANS WITH PRINCIPAL BALANCES LESS THAN $[_____], FOR WHICH THERE IS NO INDEPENDENT DIRECTOR, MANAGER OR TRUSTEE IN PLACE WITH RESPECT TO THE RELATED BORROWER.]

[ADD DISCLOSURE REGARDING THE TERMS OF THE BORROWERS' ORGANIZATIONAL DOCUMENTS OR THE TERMS OF THE MORTGAGE LOANS THAT DO NOT LIMIT THE BORROWERS' ACTIVITIES TO THE OWNERSHIP OF ONLY THE RELATED MORTGAGED PROPERTIES AND RELATED ACTIVITIES, OR DO NOT LIMIT THE BORROWERS' ABILITY TO INCUR ADDITIONAL INDEBTEDNESS, OTHER THAN CERTAIN TRADE DEBT, EQUIPMENT FINANCING AND OTHER UNSECURED DEBT RELATING TO PROPERTY OPERATIONS, AND OTHER THAN SUBORDINATED OR UNSECURED DEBT PERMITTED UNDER THE MORTGAGE LOAN DOCUMENTS.] See "—*Additional Indebtedness*" below.

See "*Certain Legal Aspects of Mortgage Loans—Bankruptcy Laws*".

Prepayment Protections and Certain Involuntary Prepayments

[All] of the Mortgage Loans have a degree of voluntary prepayment protection in the form of defeasance or prepayment lockout provisions and/or yield maintenance provisions. Voluntary prepayments, if permitted, generally require the payment of a yield maintenance charge or a prepayment premium unless the Mortgage Loan (or Whole Loan, if applicable) is prepaid within a specified period (ranging from approximately [_] to [__] payments) up to and including the stated maturity date. See Annex A-1 and Annex A-2 for more information on the prepayment protections attributable to the Mortgage Loans on a loan-by-loan basis and a pool basis.

[INSERT DISCLOSURES REGARDING MANDATORY PREPAYMENT PROVISIONS OTHER THAN CUSTOMARY CASUALTY OR CONDEMNATION PROVISIONS.]

Additionally, certain Mortgage Loans may provide that in the event of the exercise of a purchase option by a tenant or the sale of real property or the release of a portion of the Mortgaged Property, that the related Mortgage Loans may be prepaid in part prior to the expiration of a prepayment/defeasance lockout provision. See "—*Partial Releases*" below.

Generally, no yield maintenance charge will be required for prepayments in connection with a casualty or condemnation, unless, in the case of most of the Mortgage Loans, an event of default has occurred and is continuing. See "*Risk Factors—Risks Relating to the Mortgage Loans—Risks Relating to Enforceability of Yield Maintenance Charges, Prepayment Premiums or Defeasance Provisions*" in the prospectus. In addition, certain of the Mortgage Loans permit the related borrower, after a total or partial casualty or partial condemnation, to prepay the remaining principal balance of the Mortgage Loan (after application of the related insurance proceeds or condemnation award to pay the principal balance of the Mortgage Loan), which may not be accompanied by any prepayment consideration.

Certain of the Mortgage Loans are secured in part by letters of credit and/or cash reserves that in each such case:

- will be released to the related borrower upon satisfaction by the related borrower of certain performance related conditions, which may include, in some cases, meeting debt service coverage ratio levels and/or satisfying leasing conditions; and

- if not so released, may, at the discretion of the lender, prior to loan maturity (or earlier loan default or loan acceleration), be drawn on and/or applied to prepay the subject Mortgage Loan if such performance related conditions are not satisfied within specified time periods.

See Annex A-1 and A-3 for more information on reserves relating to the largest [10] Mortgage Loans.

Voluntary Prepayments

[_____] of the Mortgage Loans, representing approximately [___] % of the Initial Pool Balance, permit the related borrower, after a lockout period of [__] to [__] payments following the origination date, to prepay the Mortgage Loan with the payment of the greater of a yield maintenance charge and a prepayment premium of [__]% of the prepaid amount if such prepayment occurs prior to the related open prepayment period.

[INSERT DISCLOSURES REGARDING VOLUNTARY PREPAYMENTS PROVISIONS, IF APPROPRIATE]

The Mortgage Loans generally permit voluntary prepayment without payment of a yield maintenance charge or any prepayment premium during a limited "open period" immediately prior to and including the stated maturity date, as follows:

Prepayment Open Periods

Open Periods (Payments)	Number of Mortgage Loans	% of Initial Pool Balance
Total..		100.0%

See "*Risk Factors—Risks Relating to the Mortgage Loans—Risks Relating to Enforceability of Yield Maintenance Charges, Prepayment Premiums or Defeasance Provisions*".

"Due-On-Sale" and "Due-On-Encumbrance" Provisions

The Mortgage Loans generally contain "due-on-sale" and "due-on-encumbrance" clauses, which in each case permits the holder of the Mortgage Loan to accelerate the maturity of the related Mortgage Loan if the related borrower sells or otherwise transfers or encumbers (subject to certain exceptions set forth in the Mortgage Loan documents) the related Mortgaged Property or a controlling interest in the borrower without the consent of the mortgagee (which, in some cases, may not be unreasonably withheld). Many of the Mortgage Loans place certain restrictions (subject to certain exceptions set forth in the Mortgage Loan documents) on the transfer and/or pledging of general partnership and managing member equity interests in a borrower such as specific percentage or control limitations. The terms of the mortgages generally permit, subject to certain limitations, affiliate, estate planning and family transfers, transfers at death, transfers of interest in a public company, the transfer or pledge of less than a controlling portion of the partnership, members' or other equity interests in a borrower, the transfer or pledge of passive equity interests in a borrower (such as limited partnership interests and non-managing member interests in a limited liability company) and transfers to persons satisfying qualification criteria set forth in the related loan documents. Certain of the Mortgage Loans do not restrict the pledging of direct or indirect ownership interests in the related borrower, but do restrict the transfer of ownership interests in the related borrower by imposing a specific percentage, a control limitation or requiring the consent of the mortgagee to any such transfer. Generally, the Mortgage Loans do not prohibit transfers of non-controlling interests so long as no change of control results or, with respect to Mortgage Loans to tenant-in-common borrowers, transfers to new tenant-in-common borrowers. Certain of the Mortgage Loans do not prohibit the pledge by direct or indirect owners of the related borrower of equity distributions that may be made from time to time by the borrower to its equity owners.

Additionally, certain of the Mortgage Loans provide that transfers of the Mortgaged Property are permitted if certain conditions are satisfied, which may include one or more of the following:

- no event of default has occurred;

- the proposed transferee is creditworthy and has sufficient experience in the ownership and management of properties similar to the Mortgaged Property;

- a Rating Agency Confirmation has been obtained from each of the Rating Agencies;

- the transferee has executed and delivered an assumption agreement evidencing its agreement to abide by the terms of the Mortgage Loan together with legal opinions and title insurance endorsements; and

- the assumption fee has been received (which assumption fee will be paid as described under "*Pooling and Servicing Agreement—Servicing and Other Compensation and Payment of Expenses*", but will in no event be paid to the Certificateholders); however, certain of the Mortgage Loans allow the borrower to sell or otherwise transfer the related Mortgaged Property a limited number of times without paying an assumption fee.

Transfers resulting from the foreclosure of a pledge of the collateral for a mezzanine loan (if any) will also result in a permitted transfer. See "*—Additional Indebtedness*" below.

Defeasance; Collateral Substitution

The terms of [____] of the Mortgage Loans (the "Defeasance Loans"), representing approximately [__]% of the Initial Pool Balance, permit the applicable borrower at any time (*provided* no event of default exists) after a specified period (the "Defeasance Lock-Out Period") to obtain a release of a Mortgaged Property from the lien of the related Mortgage (a "Defeasance Option") in connection with a defeasance. With respect to all of the Defeasance Loans, the Defeasance Lock-Out Period ends at least two years after the Closing Date.

Exercise of a Defeasance Option is also generally conditioned on, among other things, (a) the borrower providing the mortgagee with at least 30 days prior written notice of the date on which such defeasance will occur (such date, the "Release Date"), and (b) the borrower (A) paying on any Release Date (i) all accrued and unpaid interest on the principal balance of the Mortgage Loan (or, the related Whole Loan) up to and including the Release Date, (ii) all other sums (excluding scheduled interest or principal payments due following the Release Date), due under the Mortgage Loan (or Whole Loan, if applicable) and under all other loan documents executed in connection with the Defeasance Option, (iii) an amount (the "Defeasance Deposit") that will be sufficient to (x) purchase non-callable obligations of, or backed by the full faith and credit of, the United States of America or, in certain cases, other "government securities" (within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 and otherwise satisfying REMIC requirements for defeasance collateral), that provide payments (1) on or prior to, but as close as possible to, all successive scheduled due dates occurring during the period from the Release Date to the related maturity date (or to the first day of the open period for such Mortgage Loan) (or Whole Loan, if applicable) and (2) in amounts equal to the scheduled payments due on such due dates under the Mortgage Loan (or Whole Loan, if applicable), or under the defeased portion of the Mortgage Loan (or Whole Loan, if applicable) in the case of a partial defeasance, including in the case of a Mortgage Loan with a balloon payment due at maturity or anticipated repayment date, the balloon payment, and (y) pay any costs and expenses incurred in connection with the purchase of such government securities, and (B) delivering a security agreement granting the issuing entity a first priority lien on the Defeasance Deposit and, in certain cases, the government securities purchased with the Defeasance Deposit and an opinion of counsel to such effect.

For additional information on Mortgage Loans that permit partial defeasance, see "*—Partial Releases*" below.

In general, if consistent with the related loan documents, a successor borrower established, designated or approved by the master servicer will assume the obligations of the related borrower exercising a Defeasance Option and the borrower will be relieved of its obligations under the Mortgage Loan. If a Mortgage Loan (or Whole Loan, if applicable) is partially defeased, if consistent with the related loan documents, generally the related promissory note will be split and only the defeased portion of the borrower's obligations will be transferred to the successor borrower.

[Partial Releases]

The Mortgage Loans described below permit the release of one or more of the Mortgaged Properties or a portion of a single Mortgaged Property in connection with a partial defeasance, a partial prepayment, a partial substitution, or for no consideration in the case of parcels that are vacant, non-income producing or were not taken into account in the underwriting of the Mortgage Loan, subject to the satisfaction of certain specified conditions, including the REMIC requirements. Additionally, certain Mortgage Loans permit the addition of real property to the Mortgage Loan collateral.

[ADD DISCLOSURES WITH RESPECT TO A PARTIAL DEFEASANCE, A PARTIAL PREPAYMENT, A PARTIAL SUBSTITUTION OR ADDITIONAL COLLATERAL, IF APPROPRIATE.]

See "*Risk Factors—Risks Relating to the Mortgage Loans—Risks Relating to Enforceability of Yield Maintenance Charges, Prepayment Premiums or Defeasance Provisions*".]

Escrows

[_____] of the Mortgage Loans, representing approximately [__]% of the Initial Pool Balance, provide for monthly or upfront escrows to cover property taxes on the Mortgaged Properties.

[_____] of the Mortgage Loans, representing approximately [__]% of the Initial Pool Balance, provide for monthly or upfront escrows to cover insurance premiums on the Mortgaged Properties.

[_____] of the Mortgage Loans, representing approximately [__]% of the Initial Pool Balance, provide for monthly or upfront escrows to cover ongoing replacements and capital repairs.

[_____] of the Mortgage Loans, representing approximately [__]% of the Initial Pool Balance, provide for monthly or upfront escrows to cover planned capital expenditures or franchise-mandated property improvement plans.

[_____] of the Mortgage Loans, representing approximately [__]% of the Initial Pool Balance, are secured by office, retail, industrial and mixed use properties, provide for upfront or monthly escrows (or credit) for the full term or a portion of the term of the related Mortgage Loan to cover anticipated re-leasing costs, including tenant improvements and leasing commissions or other lease termination or occupancy issues. Such escrows are typically considered for office, retail, industrial and mixed use properties only.

Certain of the Mortgage Loans described above permit the related borrower to post a letter of credit in lieu of maintaining cash reserves. In addition, in certain cases, the related borrower may not be required to maintain the escrows described above until the occurrence of a specified trigger.

Many of the Mortgage Loans provide for other escrows and reserves, including, in certain cases, reserves for debt service, operating expenses, vacancies at the related Mortgaged Property and other shortfalls or reserves to be released under circumstances described in the related Mortgage Loan documents.

150

Mortgaged Property Accounts

Lockbox Accounts. The Mortgage Loans documents prescribe the manner in which the related borrowers are permitted to collect rents from tenants at each Mortgaged Property. The following table sets forth the account mechanics prescribed for the Mortgage Loans:

Lockbox Account Types

Lockbox Type	Number of Mortgage Loans	Aggregate Principal Balance of Mortgage Loans	Approx. % of Initial Pool Balance
Hard Lockbox..			
Soft Lockbox			
Soft Springing Lockbox			
Springing Lockbox....................................			
None			
Total:			

Except as set forth in the table above [and where noted below], the borrower is entitled to receive a disbursement of all cash remaining in the lockbox account after required payment for debt service, agent fees, required reserves, and operating expenses, the agreements governing the lockbox accounts provide that the borrower has no withdrawal or transfer rights with respect to the related lockbox account. The lockbox accounts will not be assets of the issuing entity.

[Delaware Statutory Trusts]

With respect to the Mortgage Loan identified on Annex A-1 as [_____], representing [____]% of the Initial Pool Balance, the related borrower is a Delaware statutory trust. A Delaware statutory trust is restricted in its ability to actively operate a property. Accordingly, the related borrower has master leased the property to a newly formed, single-purpose entity that is wholly owned by the same entity that owns the signatory trustee for the related borrower. The master lease has been collaterally assigned to the lender and has been subordinated to the related Mortgage Loan documents. In the case of a Mortgaged Property that is owned by a Delaware statutory trust, there is a risk that obtaining the consent of the holders of the beneficial interests in the Delaware statutory trust will be time consuming and cause delays with respect to the taking of certain actions by or on behalf of the borrower, including with respect to the related Mortgaged Property.]

[Shari'ah Compliant Loan]

The Mortgage Loan identified on Annex A-1 as [_____], representing [__]% of the Initial Pool Balance, was structured as a Shari'ah compliant loan. See "*Risk Factors—Risks Relating to the Mortgage Loans—Risks Relating to Shari'ah Compliant Loans*".

The purpose of Shari'ah compliant lending structures is to provide financing to those that follow the Islamic faith and want to comply with Shari'ah laws. Although there are many requirements under Shari'ah laws that affect lending, the rule most affecting the standard loan structure is that Shari'ah laws prohibit transaction involving the payment of interest. This is based on the Shari'ah principle that it is unacceptable, in and of itself, for money to increase in value merely by being lent to another person. To accommodate the prohibition on interest, the structure is generally set up so that, although the Shari'ah compliant party is paying the amount that the lender would expect to receive as principal and interest payments, the payments themselves are characterized as rent. This is accomplished through the use of a non-compliant party that receives a traditional loan, and leases the property to the Shari'ah compliant party using a master lease (with the Shari'ah compliant party having an option to purchase at the end of the term of the Mortgage Loan).

[DESCRIBE APPLICABLE PROVISIONS]]

Exceptions to Underwriting Guidelines

As described under *"Transaction Parties—The Sponsors and Mortgage Loan Sellers—Exceptions to Bank of America's Disclosed Underwriting Guidelines"*, [__] Mortgage Loan, representing approximately [__]% of the Initial Pool Balance, was originated by a [_____] with exceptions to the underwriting guidelines with respect to [_____]. [DISCLOSURE TO BE INCLUDED TO DESCRIBE HOW THE APPLICABLE LOANS, IF ANY, DEVIATE FROM THE DISCLOSED UNDERWRITING CRITERIA, INCLUDING THE NUMBER AND PERCENTAGE OF LOANS WITH SUCH EXCEPTIONS. DISCLOSURE TO BE INCLUDED TO DESCRIBE WHICH ENTITY OR ENTITIES DETERMINED THAT THOSE LOANS SHOULD BE INCLUDED IN THE POOL, DESPITE NOT HAVING MET THE DISCLOSED UNDERWRITING CRITERIA, AND WHAT FACTORS WERE USED TO MAKE THE DETERMINATION, SUCH AS COMPENSATING FACTORS OR A DETERMINATION THAT THE EXCEPTION WAS NOT MATERIAL. IF COMPENSATING OR OTHER FACTORS WERE USED, DATA ON THE AMOUNT OF LOANS IN THE POOL THAT ARE REPRESENTED AS MEETING EACH SUCH FACTOR AND THE AMOUNT OF LOANS THAT DO NOT MEET THOSE FACTORS WILL BE PROVIDED. IF MULTIPLE ENTITIES ARE INVOLVED IN THE DECISION TO INCLUDE ASSETS DESPITE NOT HAVING MET THE DISCLOSED UNDERWRITING CRITERIA, THIS WILL BE DESCRIBED AND THE IDENTITY OF EACH PARTICIPATING ENTITY WILL BE DISCLOSED.]

Additional Indebtedness

General

The Mortgage Loans generally prohibit borrowers from incurring any additional debt secured by their Mortgaged Property without the consent of the lender. However:

- substantially all of the Mortgage Loans permit the related borrower to incur limited indebtedness in the ordinary course of business that is not secured by the related Mortgaged Property;

- the borrowers under certain of the Mortgage Loans have incurred and/or may incur in the future unsecured debt other than in the ordinary course of business;

- any borrower that is not required pursuant to the terms of the applicable Mortgage Loan documents to meet single purpose entity criteria may not be restricted from incurring unsecured debt or mezzanine debt;

- the terms of certain Mortgage Loans permit the borrowers to post letters of credit and/or surety bonds for the benefit of the mortgagee under the Mortgage Loans, which may constitute a contingent reimbursement obligation of the related borrower or an affiliate. The issuing bank or surety will not typically agree to subordination and standstill protection benefiting the mortgagee;

- although the Mortgage Loans generally place certain restrictions on incurring mezzanine debt by the pledging of general partnership and managing member equity interests in a borrower, such as specific percentage or control limitations, the terms of the Mortgage Loan documents generally permit, subject to certain limitations, the pledge of the limited partnership or non-managing membership equity interests in a borrower or less than a controlling interest of any other equity interests in a borrower; and

- certain of the Mortgage Loans do not restrict the pledging of ownership interests in the borrower, but do restrict the transfer of ownership interests in a borrower by imposing limitations on transfer of control or a specific percentage of ownership interests.

Whole Loans

Certain Mortgage Loans are subject to the rights of a related Companion Loan holder, as further described in "*—The Whole Loans*" below.

Mezzanine Indebtedness

Although the Mortgage Loans generally place certain restrictions on incurring mezzanine debt by the pledging of general partnership and managing member equity interests in a borrower, such as specific percentage or control limitations, the terms of the Mortgages generally permit, subject to certain limitations, the pledge of less than a controlling portion of the limited partnership or non-managing membership equity interests in a borrower. Certain Mortgage Loans described below permit the incurrence of mezzanine debt subject to satisfaction of certain conditions including a certain maximum combined loan-to-value ratio and/or a minimum combined debt service coverage ratio, and in some cases mezzanine debt is already in place. Also, certain of the Mortgage Loans do not restrict the pledging of ownership interests in the related borrower, but do restrict the transfer of ownership interests in a borrower by imposing limitations on transfer of control or a specific percentage of ownership interests. In addition, in general, a borrower (or its direct or indirect owners) that does not meet single-purpose entity criteria may not be restricted in any way from incurring mezzanine debt.

As of the Cut-off Date, each sponsor has informed us that it is aware of the following existing mezzanine indebtedness with respect to the Mortgage Loans it is selling to the depositor:

Mortgage Loan Name	Mortgage Loan Cut-off Date Balance	Mezzanine Debt Cut-off Date Balance	Companion Loan Cut-off Date Balance	Cut-off Date Total Debt Balance	Cut-off Date Wtd. Avg. Total Debt Interest Rate[1]	Cut-off Date Mortgage Loan LTV Ratio[2]	Cut-off Date Total Debt LTV Ratio[1]	Cut-off Date Mortgage Loan Underwritten NCF DSCR[2]	Cut-off Date Total Debt Underwritten NCF DSCR[1]
[____].............................	$[___]	$[___]	$[___]	$[___]	[___]%	[___]%	[___]%	[___]x	[___]x
[____].............................	$[___]	$[___]	$[___]	$[___]	[___]%	[___]%	[___]%	[___]x	[___]x

[1]   [Calculated including the mezzanine debt and [any related Companion Loan (including any related Subordinate Companion Loan)]

[2]   [Calculated including any related Pari Passu Companion Loan (but without regard to any Subordinate Companion Loan)]

[INSERT OTHER APPROPRIATE FOOTNOTES]

[In each case, the mezzanine indebtedness is coterminous with the related Mortgage Loan.]

Each of the mezzanine loans related to the Mortgage Loans identified in the table above secured by the Mortgaged Properties identified on Annex A-1 as [_____], representing approximately [___]% of the Initial Pool Balance, is subject to an intercreditor agreement between the holder of the related mezzanine loan and the related lender under the related Mortgage Loan that, in each case, sets forth the relative priorities between the related Mortgage Loan and the related mezzanine loan. Each intercreditor agreement provides, among other things, generally that (a) all payments due under the related mezzanine loan are subordinate after an event of default under the related Mortgage Loan to any and all payments required to be made under the related Mortgage Loan (except for any payments from funds other than the mortgaged property or proceeds of any enforcement upon the mezzanine loan collateral and any mezzanine loan guarantees), (b) so long as there is no event of default under the related Mortgage Loan, the related mezzanine lender may accept payments on and prepayments of the related mezzanine loan; provided, however, that prepayment of the mezzanine loan is not permitted prior to the prepayment in full of the related Mortgage Loan, (c) the related mezzanine lender will have certain rights to receive notice of and cure defaults under the related Mortgage Loan prior to any acceleration or enforcement of the related Mortgage Loan, (d) the related mezzanine lender may amend or modify the related mezzanine loan in certain respects without the consent of the related mortgage lender, and the mortgage lender must obtain the mezzanine lender's consent to amend or modify the Mortgage Loan in certain respects, (e) upon the occurrence of an event of default under the related mezzanine loan documents, the related mezzanine lender may foreclose upon the membership interests in the related Mortgage Loan borrower, which could result in a change of control with respect to the related Mortgage Loan borrower and a change in the management of the related Mortgaged Properties, (f) if the related Mortgage Loan is accelerated or, in some cases, becomes specially serviced or if a monetary or material non-monetary default occurs and continues for a specified period of time under the related Mortgage Loan or if the Mortgage Loan borrower becomes a debtor in a bankruptcy or if the related Mortgage Loan lender exercises any enforcement action under the related Mortgage Loan documents with respect to the related Mortgage Loan borrower or the related Mortgaged Properties, the related mezzanine lender has the right to purchase the related Mortgage Loan, in whole but not in part, for a price generally equal to the outstanding principal balance of the related Mortgage Loan, together with all accrued interest and other amounts due thereon, plus any advances made by the related Mortgage Loan lender or its servicer and any interest thereon plus, subject to certain limitations, any Liquidation Fees and Special Servicing Fees payable under the PSA, but generally excluding any late charges, default interest, exit fees, special maintenance charges payable in connection with a prepayment or yield maintenance charges and prepayment premiums and (g) an event of default under the related Mortgage Loan will trigger an event of default under the mezzanine loan.

The Mortgage Loans generally place certain restrictions on the transfer and/or pledging of general partnership and managing member equity interests in a borrower such as specific percentage or control limitations as described under "—*Certain Terms of the Mortgage Loans—Due-On-Sale" and "Due-On-Encumbrance" Provisions*" below. Certain of the Mortgage Loans do not prohibit the pledge by direct or indirect owners of the related borrower of equity distributions that may be made from time to time by the borrower to its equity owners.

With respect to the Mortgage Loans listed in the following chart, the direct and indirect equity owners of the borrower are permitted to incur future mezzanine debt, subject to the satisfaction of conditions contained in the related loan documents, including, among other things, a combined maximum loan-to-value ratio, a combined minimum debt service coverage ratio and/or a combined minimum debt yield, as listed in the following chart and determined in accordance with the related loan documents:

Mortgage Loan Name	Mortgage Loan Cut-off Date Balance	Combined Maximum LTV Ratio	Combined Minimum DSCR	Combined Minimum Debt Yield	Intercreditor Agreement Required
[____](1).................................	$[____]	[____]%	[____]x	[____]%	[____]
[____].................................	$[____]	[____]%	[____]x	[____]%	[____]
[____].................................	$[____]	[____]%	[____]x	[____]%	[____]
[____].................................	$[____]	[____]%	[____]x	[____]%	[____]
[____].................................	$[____]	[____]%	[____]x	[____]%	[____]
[____].................................	$[____]	[____]%	[____]x	[____]%	[____]
[____].................................	$[____]	[____]%	[____]x	[____]%	[____]
[____].................................	$[____]	[____]%	[____]x	[____]%	[____]

---

(1)   [DESCRIBE WHEN FUTURE MEZZANINE DEBT OR PREFERRED EQUITY IS PERMITTED AND OTHER APPLICABLE FOOTNOTES]

The specific rights of the related mezzanine lender with respect to any such future mezzanine loan will be specified in the related intercreditor agreement and may include rights substantially similar to the cure and repurchase rights described above. [Other than the Mortgage Loan identified as "[_____]"on Annex A-1, representing approximately [____]% of the Initial Pool Balance,] the intercreditor required to be entered into in connection with any future mezzanine loan will be subject to receipt of a Rating Agency Confirmation. The direct and/or indirect owners of a borrower under a Mortgage Loan are also generally permitted to pledge their interest in such borrower as security for a mezzanine loan in circumstances where the ultimate transfer of such interest to the mezzanine lender would be a permitted transfer under the related Mortgage Loan documents.

Generally, upon a default under a mezzanine loan, subject to the terms of any applicable intercreditor or subordination agreement, the holder of the mezzanine loan would be entitled to foreclose upon the equity in the related borrower, which has been pledged to secure payment of such debt. Although this transfer of equity may not trigger the due on sale clause under the related Mortgage Loan, it could cause a change in control of the borrower and/or cause the obligor under the mezzanine loan to file for bankruptcy, which could negatively affect the operation of the related Mortgaged Property and the related borrower's ability to make payments on the related Mortgage Loan in a timely manner.

[INSERT ANY LOAN SPECIFIC DISCLOSURES, IF APPROPRIATE]

See "*Risk Factors—Risks Relating to the Mortgage Loans—Other Financings or Ability to Incur Other Indebtedness Entails Risk*".

Preferred Equity

[ADD DISCLOSURE REGARDING MORTGAGE LOANS THAT HAVE OR PERMIT "PREFERRED EQUITY" STRUCTURES, WHERE A SPECIAL LIMITED PARTNER OR MEMBER RECEIVES A PREFERRED RETURN IN EXCHANGE FOR AN INFUSION OF CAPITAL]

Because preferred equity often provides for a higher rate of return to be paid to the holders of such preferred equity, preferred equity in some respects functions like mezzanine indebtedness, and reduces a principal's economic stake in the related Mortgaged Property, reduces cash flow on the borrower's Mortgaged Property after the payment of debt service and payments on the preferred equity and may increase the likelihood that the owner of a borrower will permit the value or income-producing potential of a Mortgaged Property to fall and may create a greater risk that a borrower will default on the Mortgage Loan secured by a Mortgaged Property whose value or income is relatively weak.

Other Secured Indebtedness

[ADD APPLICABLE DISCLOSURE RELATING TO ANY INDEBTEDNESS OF THE BORROWER OTHER THAN THE MORTGAGE LOAN OR A COMPANION LOAN THAT IS SECURED BY A MORTGAGE ON THE RELATED MORTGAGED PROPERTY OR ANY MORTGAGE LOAN THAT PERMITS SUCH INDEBTEDNESS IN THE FUTURE]

Other Unsecured Indebtedness

Certain Mortgage Loans permit the borrower to incur certain other subordinate indebtedness as described below:

- [With respect to [___] Mortgage Loans, representing approximately [_____]% the Initial Pool Balance, each borrower has secured and/or unsecured debt payable to an affiliate of that borrower ("Affiliate Debt") in addition to the debt under the Mortgage Loan. For each Mortgage Loan with Affiliate Debt, the Affiliate Debt creditor has entered into a subordination agreement with the lender acknowledging that the Affiliate Debt is non-foreclosable and non-defaultable and imposing limits on the borrower's ability to incur any further subordinate debt. Payments on that Affiliate Debt are required to be made solely out of excess cash flow after monthly payments of principal and interest have been made and any reserves required by the terms of the related Mortgage Loans have been funded as required under the Mortgage Loan documents. Additionally [__] other Mortgage Loans which do not currently have Affiliate Debt, representing approximately [____]% of the Initial Pool Balance, permit the related borrower to incur Affiliate Debt under certain circumstances.

- [DESCRIBE ANY OTHER UNSECURED INDEBTEDNESS OF THE BORROWER OR PERMITTED FUTURE UNSECURED INDEBTEDNESS]

Certain risks relating to additional debt are described in "*Risk Factors—Risks Relating to the Mortgage Loans—Other Financings or Ability to Incur Other Indebtedness Entails Risk*".

The Whole Loans

General

Each of the Mortgage Loans secured by the Mortgaged Properties identified on Annex A-1 as "[LIST LOAN NAMES]" is part of the related Whole Loan consisting of the Mortgage Loan and the related Pari Passu Companion Loan(s). [___] Mortgage Loan secured by the Mortgaged Property identified on Annex A-1 as "[LIST LOAN NAME]" is part of the related Whole Loan consisting of that Mortgage Loan and the related Trust Subordinate Companion Loan (the "AB Whole Loan"). In connection with each

Whole Loan, the rights between the trustee on behalf of the issuing entity and the holder of the related Companion Loan (the "Companion Loan Holder") are generally governed by a intercreditor agreement (each, a "Intercreditor Agreement"). With respect to each of the Whole Loans, the related Mortgage Loan and related Companion Loans are cross-collateralized and cross-defaulted.

The table below provides certain information with respect to each Mortgage Loan that has a corresponding Companion Loan:

Whole Loan Summary

Mortgage Loan Name	Mortgage Loan Cut-off Date Balance	% of Initial Pool Balance	Pari Passu Companion Loan Cut-off Date Balance	Subordinate Companion Loan Cut-off Date Balance	Mortgage Loan LTV Ratio[2]	Whole Loan LTV Ratio[3]	Mortgage Loan Underwritten NCF DSCR[2]	Whole Loan Underwritten NCF DSCR[3]
[___]..............................	$[___]	[___]%				[___]%		[___]x
[___]..............................	$[___]	[___]%				[___]%		[___]x

(1) [*Indicate the Trust Subordinate Companion Loan that is included in the issuing entity*.]

(2) Calculated including the related Pari Passu Companion Loan(s) but excluding any related Trust Subordinate Companion Loan(s).

(3) Calculated including the related Pari Passu Companion Loan(s) and any related Trust Subordinate Companion Loan(s).

The Serviced Pari Passu Whole Loan

[THE FOLLOWING DESCRIPTION OF THE INTERCREDITOR AGREEMENT WILL BE UPDATED IN THE PROSPECTUS BASED ON THE NUMBER OF THE SERVICED WHOLE LOANS AND THE FINAL TERMS OF THE RELATED INTERCREDITOR AGREEMENT]

General. [____] Mortgage Loan, identified as "[NAME OF THE SERVICED *PARI PASSU* WHOLE LOAN]" (the "Serviced Pari Passu Mortgage Loan") on Annex A-1, representing approximately [_____] % of the Initial Pool Balance, is part of a split loan structure comprised of two mortgage notes, each of which is secured by the same mortgage instrument on the same underlying Mortgaged Property.

The Serviced Pari Passu Mortgage Loan is evidenced by a promissory note with a Cut-off Date Balance of $[_____]. The related Pari Passu Companion Loan (the "Serviced Pari Passu Companion Loan") is evidenced by a promissory note with a Cut-off Date Balance of $[_____] that is not included in the issuing entity. Only the Serviced Pari Passu Mortgage Loan is included in the issuing entity. The Serviced Pari Passu Mortgage Loan and the Pari Passu Companion Loan are *pari passu* with each other in terms of priority and are collectively referred to in this prospectus as the "Serviced Pari Passu Whole Loan". It is anticipated that the related Serviced Pari Passu Companion Loan will be included in a future securitization. However, we cannot assure you that this will ultimately occur. The rights of the issuing entity as the holder of the Serviced Pari Passu Mortgage Loan and the rights of the holder of the Serviced Pari Passu Companion Loan are subject to an Intercreditor Agreement (the "Pari Passu Serviced Intercreditor Agreement"). The following summaries describe certain provisions of the Pari Passu Serviced Intercreditor Agreement.

Servicing. The Serviced Pari Passu Whole Loan (including the Serviced Pari Passu Mortgage Loan) and any related REO Property will be serviced and administered by the master servicer and the special servicer, pursuant to the PSA, in the manner described under "*Pooling and Servicing Agreement*", but subject to the terms of the Pari Passu Serviced Intercreditor Agreement. See "*Pooling and Servicing Agreement*".

Application of Payments. The Pari Passu Serviced Intercreditor Agreement sets forth the respective rights of the holder of the Serviced Pari Passu Mortgage Loan and the holder of the related Serviced Pari Passu Companion Loan with respect to distributions of funds received in respect of the Serviced Pari Passu Whole Loan, and provides, in general, that:

- the Serviced Pari Passu Mortgage Loan and the related Serviced Pari Passu Companion Loan are of equal priority with each other and no portion of either of them will have priority or preference over any portion of the other or security therefor;

- all payments, proceeds and other recoveries on or in respect of the Serviced Pari Passu Whole Loan or the related Mortgaged Property will be applied to the Serviced Pari Passu Mortgage Loan and the related Serviced Pari Passu Companion Loan on a *pro rata* and *pari passu* basis according to their respective outstanding principal balances (subject, in each case, to the payment of amounts for required reserves or escrows required by the related Mortgage Loan documents and payment and reimbursement rights of the master servicer, the special servicer, the operating advisor, the asset representations reviewer, the certificate administrator, the depositor and the trustee) in accordance with the terms of the Pari Passu Serviced Intercreditor Agreement and the PSA; and

- costs, fees, expenses, losses and shortfalls relating to the Serviced Pari Passu Whole Loan will be allocated, on a *pro rata* and *pari passu* basis, to the Serviced Pari Passu Mortgage Loan and the related Serviced Pari Passu Companion Loan in accordance with the terms of the Pari Passu Serviced Intercreditor Agreement and the PSA.

For more information regarding the allocation of collections and expenses in respect of the Serviced Pari Passu Whole Loan, see "*Pooling and Servicing Agreement—Advances*" and "*—Withdrawals from the Collection Account*".

Consultation and Control. The controlling noteholder under the Pari Passu Serviced Intercreditor Agreement will be the issuing entity as holder of the applicable Mortgage Loan. Pursuant to the terms of the PSA, the Directing Certificateholder and the operating advisor will each have the same consent and/or consultation rights with respect to the Serviced Pari Passu Whole Loan as each does, and for so long as each does, with respect to the other Mortgage Loans included in the issuing entity. See "*Pooling and Servicing Agreement—The Directing Certificateholder*".

In addition, pursuant to the terms of the Pari Passu Serviced Intercreditor Agreement, the holder of the related Serviced Pari Passu Companion Loan (or its representative which, at any time the related Serviced Pari Passu Companion Loan is included in a securitization, may be the controlling class certificateholder for that securitization or any other party assigned the rights to exercise the rights of the holder of the related Serviced Pari Passu Companion Loan, as and to the extent provided in the related pooling and servicing agreement) will (i) have the right to receive copies of all notices, information and reports that the master servicer or special servicer, as applicable, is required to provide to the Directing Certificateholder (within the same time frame such notices, information and reports are or would have been required to be provided to the Directing Certificateholder under the PSA without regard to the occurrence of a Control Termination Event or Consultation Termination Event) with respect to any major decisions to be taken with respect to the Serviced Pari Passu Whole Loan or the implementation of any recommended action outlined in an asset status report relating to the Serviced Whole Loan and (ii) have the right to be consulted on a strictly non-binding basis to the extent the holder of the related Serviced Pari Passu Companion Loan (or its representative) requests consultation with respect to certain major decisions to be taken with respect to the Serviced Whole Loan or the implementation of any recommended action outlined in an asset status report relating to the Serviced Pari Passu Whole Loan. The consultation right of the holder of the related Serviced Pari Passu Companion Loan (or its representative) will expire 10 business days following the delivery of written notice and information relating to the matter subject to consultation whether or not the holder of the related Serviced Pari Passu Companion Loan (or its representative) has responded within such period; *provided* that if the master servicer or special servicer, as applicable, proposes a new course of action that is materially different from the actions previously proposed, the 10 business day consultation period will be deemed to begin anew from the date of delivery of such new proposal and delivery of all information related to such new proposal. Notwithstanding the consultation rights of the holder of the related Serviced Pari Passu Companion Loan (or its representative) described above, the master servicer or special servicer, as applicable, is permitted to make any material decision or take any action set forth in the asset status report before the expiration of the aforementioned 10 business day period if it determines that immediate action with respect to such decision is necessary to protect the interests of the holders of the Serviced Pari Passu Mortgage Loan and the related Serviced Pari Passu Companion Loan. Neither the master servicer nor the special servicer will be obligated at any time to follow or take any alternative actions recommended by the holder of the related Serviced Pari Passu Companion Loan (or its representative, including, if the related Serviced Pari Passu Companion Loan has been contributed to a securitization, the related directing certificateholder (or similar entity)).

In addition to the consultation rights of the holder of the Serviced Pari Passu Companion Loan (or its representative) described above, pursuant to the terms of the Pari Passu Serviced Intercreditor Agreement, the holder of the Serviced Pari Passu Companion Loan (or its representative) will have the right to attend (in-person or telephonically in the discretion of the master servicer or special servicer, as applicable) annual meetings with the master servicer or special servicer, as applicable, upon reasonable notice and at times reasonably acceptable to the master servicer or special servicer, as applicable, for the purpose of discussing servicing issues related to the Serviced Pari Passu Whole Loan.

Sale of Defaulted Serviced Pari Passu Whole Loan. Pursuant to the terms of the Pari Passu Serviced Intercreditor Agreement, if the Serviced Pari Passu Mortgage Loan becomes a Defaulted Loan, and if the special servicer determines to sell the Serviced Pari Passu Mortgage Loan that has become a Specially Serviced Loan in accordance with the PSA, then the special servicer will be required to sell the related Serviced Pari Passu Companion Loan together with the Serviced Pari Passu Mortgage Loan as one whole loan. In connection with any such sale, the special servicer will be required to follow the procedures set forth under "*Pooling and Servicing Agreement—Realization Upon Mortgage Loans*".

[Notwithstanding the foregoing, the special servicer will not be permitted to sell a Serviced Pari Passu Mortgage Loan together with the Serviced Pari Passu Companion Loan if such loan becomes a defaulted whole loan without the written consent of the holder of the Serviced Pari Passu Companion Loan (*provided* that such consent is not required if the holder of the Serviced Pari Passu Companion Loan is the borrower or an affiliate of the borrower) unless the special servicer has delivered to the holder of the Serviced Pari Passu Companion Loan: (a) at least 15 business days prior written notice of any decision to attempt to sell the related Whole Loan; (b) at least 10 days prior to the proposed sale date, a copy of each bid package (together with any material amendments to such bid packages) received by the special servicer in connection with any such proposed sale; (c) at least 10 days prior to the proposed sale date, a copy of the most recent appraisal for the Serviced Pari Passu Whole Loan, and any documents in the servicing file reasonably requested by the holder of the Serviced Pari Passu Companion Loan that are material to the price of the Serviced Pari Passu Whole Loan; and (d) until the sale is completed, and a reasonable period of time (but no less time than is afforded to other offerors and the Directing Certificateholder) prior to the proposed sale date, all information and other documents being provided to other offerors and all leases or other documents that are approved by the master servicer or the special servicer in connection with the proposed sale; *provided* that the holder of the Serviced Pari Passu Companion Loan may waive any of the delivery or timing requirements described in this sentence. Subject to the terms of the PSA, the holder of the Serviced Pari Passu Companion Loan (or its representative) will be permitted to submit an offer at any sale of the related Whole Loan.]

See "*Pooling and Servicing Agreement—Realization Upon Mortgage Loans*".

Special Servicer Appointment Rights. Pursuant to the terms of the applicable Intercreditor Agreement and the PSA, the issuing entity, as the controlling noteholder, will have the right, with or without cause, to replace the special servicer then acting with respect to the Serviced Pari Passu Whole Loan and appoint a replacement special servicer without the consent of the holder of the Serviced Pari Passu Companion Loan. The Directing Certificateholder (so long as a Control Termination Event has not occurred and is not continuing), and the applicable certificateholders with the requisite percentage of Voting Rights (if a Control Termination Event has occurred and is continuing) will exercise the rights of the issuing entity as controlling noteholder, and will have the right, with or without cause, to replace the special servicer then acting with respect to the Serviced Pari Passu Whole Loan and appoint a replacement special servicer, as described under "*Pooling and Servicing Agreement—Termination of Servicer and Special Servicer for Cause—Rights Upon Servicer Termination Event*".

The Serviced AB Whole Loan

[THE FOLLOWING DESCRIPTION OF THE INTERCREDITOR AGREEMENT WILL BE UPDATED IN THE PROSPECTUS BASED ON THE NUMBER OF THE AB WHOLE LOANS AND THE FINAL TERMS OF THE RELATED INTERCREDITOR AGREEMENT. THE SUBORDINATE COMPANION LOAN INCLUDED IN THE AB WHOLE LOAN MAY BE OR MAY NOT BE INCLUDED IN THE ISSUING ENTITY. THE FOLLOWING DESCRIPTION ASSUMES THAT THE TRUST SUBORDINATE COMPANION LOAN WILL BE HELD BY THE ISSUING ENTITY.]

General. [One (1)] Mortgage Loan, identified as "[NAME OF THE AB WHOLE LOAN]" (the "AB Mortgage Loan") on Annex A-1, representing approximately [___]% of the Initial Pool Balance, is evidenced by the senior of two notes, each of which is secured by a single Mortgage and a single assignment of leases and rents. The subordinate interest for the AB Mortgage Loan, which is evidenced by the subordinate of the two notes, [will be][will not be] part of the issuing entity and is referred to in this prospectus as the "Trust Subordinate Companion Loan". The AB Mortgage Loan, together with the Trust Subordinate Companion Loan, is referred to in this prospectus as the "AB Whole Loan", and together with the [[NAME OF THE SERVICED *PARI PASSU* WHOLE LOAN] Whole Loan, the "Serviced Whole Loans". The Trust Subordinate Companion Loan and the Serviced Pari Passu Companion Loan are collectively referred to in this prospectus as the "Serviced Companion Loans".

The AB Mortgage Loan is cross-defaulted with the Trust Subordinate Companion Loan. Both the AB Mortgage Loan and the Trust Subordinate Companion Loan will be held by the issuing entity, and the [Loan Specific Class] certificates will be backed solely by the Trust Subordinate Companion Loan. The rights of the holders of the AB Mortgage Loan and the Trust Subordinate Companion Loan are subject to an Intercreditor Agreement (the "AB Intercreditor Agreement") . The following summaries describe certain provisions of the AB Intercreditor Agreement. The [Loan Specific Class] Directing Certificateholder, acting on behalf of the holder of the [Loan Specific Class] certificates, will be entitled to exercise certain rights of the holder of the Trust Subordinate Companion Loan described below pursuant to the terms of the Pooling and Servicing Agreement. See "*Pooling and Servicing Agreement—The Directing Certificateholder*".

Servicing. The AB Whole Loan and any related REO Property will be serviced and administered by the master servicer and the special servicer, pursuant to the PSA, in the manner described under "Pooling and Servicing Agreement", but subject to the terms of the AB Intercreditor Agreement. See "*Pooling and Servicing Agreement*".

Application of Payments. Pursuant to the related Intercreditor Agreement, prior to the occurrence and continuance of (i) an event of default with respect to payments due under the AB Mortgage Loan, (ii) an event of default which results in the AB Mortgage Loan becoming accelerated or becoming serviced by the special servicer pursuant to the terms of the PSA, or (iii) any bankruptcy or insolvency event that constitutes an event of default under the related Mortgage Loan documents (each of clauses (i) – (iii), an "AB Material Event of Default") (or, if such a default has occurred, but the directing certificateholder for the [LOAN SPECIFIC CLASS] certificates (the "Loan Specific Directing Certificateholder") has cured such a default or is exercising its cure rights), after payment of amounts for required reserves or escrows required by the related Mortgage Loan documents and amounts payable or reimbursable under the PSA to the master servicer, special servicer, certificate administrator, trustee, operating advisor and asset representations reviewer, payments and proceeds received with respect to an AB Whole Loan will generally be applied in the following order:

First, to the issuing entity as holder of the AB Mortgage Loan, in an amount equal to accrued and unpaid interest due on the outstanding principal of the AB Mortgage Loan at its interest rate;

Second, to the issuing entity as holder of the AB Mortgage Loan, in an amount equal to the Senior Note Percentage Interest of principal payments, if any, on an AB Whole Loan;

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Third, if the proceeds of any foreclosure sale or any liquidation of an AB Whole Loan or related Mortgaged Property exceed amounts required to be applied in accordance with the foregoing clauses and, as result of a workout the principal balance of the AB Mortgage Loan has been reduced, such excess amount will be paid to the issuing entity as holder of the AB Mortgage Loan in an amount up to the reduction, if any, of the principal balance of the AB Mortgage Loan as a result of such workout, plus interest on such amount at the default interest rate for the AB Mortgage Loan;

Fourth, to the issuing entity as holder of the AB Mortgage Loan, in an amount equal to the product of the Senior Note Percentage Interest multiplied by the Senior Note Relative Spread and any prepayment premium to the extent paid by the related borrower;

Fifth, to the issuing entity as holder of the AB Mortgage Loan, up to the amount of any unreimbursed costs and expenses paid by the holder of the AB Mortgage Loan including any Recovered Costs not previously reimbursed to the holder of the AB Mortgage Loan (or paid or advanced by any servicer on its behalf and not previously paid or reimbursed) with respect to an AB Whole Loan pursuant to the related Intercreditor Agreement or the PSA;

Sixth, to the issuing entity as holder of the related Trust Subordinate Companion Loan, in an amount equal to the accrued and unpaid interest due on the outstanding principal balance of the related Trust Subordinate Companion Loan at its interest rate;

Seventh, to the issuing entity as holder of the related Trust Subordinate Companion Loan, in an amount equal to the Junior Note Percentage Interest of principal payments received, if any, on an AB Whole Loan;

Eighth, if the proceeds of any foreclosure sale or any liquidation of an AB Whole Loan or related Mortgaged Property exceed the amounts required to be applied in accordance with the foregoing clauses and, as a result of any written modification, amendment, waiver, restructuring or workout of an AB Whole Loan, the principal balance of the related Trust Subordinate Companion Loan has been reduced, such excess amount to the holder of the related Trust Subordinate Companion Loan in an amount equal to the amount of such reduction on the related Trust Subordinate Companion Loan as a result of such written modification, amendment, waiver, restructuring or workout and interest on such amount at the default interest rate for the related Trust Subordinate Companion Loan;

Ninth, to the issuing entity as holder of the related Trust Subordinate Companion Loan, in an amount equal to the aggregate amount of all payments made by the holder of the related Trust Subordinate Companion Loan in connection with the exercise of its cure rights under the related Intercreditor Agreement;

Tenth, to the issuing entity as holder of the related Trust Subordinate Companion Loan, in an amount equal to the product of the Junior Note Percentage Interest multiplied by the Junior Note Relative Spread and any prepayment premium to the extent paid by the related borrower;

Eleventh, to the extent assumption or transfer fees actually paid by the related borrower are not required to be otherwise applied under the PSA, including, without limitation, to provide reimbursement for interest on any Advances, to pay any additional servicing expenses or to compensate a servicer (in each case provided that such reimbursements or payments relate to an AB Whole Loan), any such assumption or transfer fees, to the extent actually paid by the related borrower, to the holder of the AB Mortgage Loan and to holder of the related Trust Subordinate Companion Loan, *pro rata*, based on their respective percentage interests; and

Twelfth, if any excess amount is available to be distributed in respect of an AB Whole Loan, and not otherwise applied in accordance with the foregoing clauses, any remaining amount, *pro rata*, to the holder of the AB Mortgage Loan and to the holder of the related Trust Subordinate Companion Loan in accordance with their respective initial percentage interests.

USActive 33104201.9

"Junior Note Percentage Interest" means a fraction, expressed as a percentage, the numerator of which is the principal balance of the related Trust Subordinate Companion Loan and the denominator of which is the principal balance of an AB Whole Loan.

["Junior Note Relative Spread" means the ratio of the Mortgage Rate for the related Trust Subordinate Companion Loan to the Mortgage Rate for the AB Mortgage Loan and related Trust Subordinate Companion Loan as a whole.]

"Recovered Costs" means, with respect to an AB Whole Loan, any amounts referred to in clauses (d) and/or (e) of the definition of "Defaulted Purchase Price" (set forth in "—*Purchase Option*" below) that, at the time of determination, had been previously paid or reimbursed to any servicer from sources other than collections on or in respect of an AB Whole Loan or Mortgaged Property (including, without limitation, from collections on or in respect of loans other than an AB Whole Loan).

"Senior Note Percentage Interest" means a fraction, expressed as a percentage, the numerator of which is the principal balance of the AB Mortgage Loan and the denominator of which is the principal balance of an AB Whole Loan.

["Senior Note Relative Spread" means the ratio of the Mortgage Rate for the AB Mortgage Loan to the Mortgage Rate for the AB Mortgage Loan and related Trust Subordinate Companion Loan related Trust Subordinate Companion Loan as a whole.]

Following the occurrence and during the continuance of an AB Material Event of Default, after payment of all amounts for required reserves or escrows required by the related Mortgage Loan documents and amounts then payable or reimbursable under the PSA to the master servicer, special servicer, certificate administrator, trustee, operating advisor and asset representations reviewer, payments and proceeds with respect to a AB Whole Loan will generally be applied in the following order, in each case to the extent of available funds:

First, to the issuing entity as holder of the AB Mortgage Loan, in an amount equal to accrued and unpaid interest due on the outstanding principal of the AB Mortgage Loan at its interest rate;

Second, to the issuing entity as holder of the AB Mortgage Loan, in an amount equal to the principal balance of the AB Mortgage Loan, until such principal balance has been reduced to zero;

Third, if the proceeds of any foreclosure sale or any liquidation of an AB Whole Loan or related Mortgaged Property exceed amounts required to be applied in accordance with the foregoing clauses and, as result of a workout the principal balance of the AB Mortgage Loan has been reduced, such excess amount will be paid to the issuing entity as holder of the AB Mortgage Loan in an amount up to the reduction, if any, of the principal balance of the AB Mortgage Loan as a result of such workout, plus interest on such amount at the default interest rate for the AB Mortgage Loan;

Fourth, to the issuing entity as holder of the AB Mortgage Loan, in an amount equal to the product of the Senior Note Percentage Interest multiplied by the Senior Note Relative Spread and any prepayment premium to the extent paid by the related borrower;

Fifth, to the issuing entity as holder of the AB Mortgage Loan, up to the amount of any unreimbursed costs and expenses paid by the holder of the AB Mortgage Loan including any Recovered Costs not previously reimbursed to the holder of the AB Mortgage Loan (or paid or advanced by any servicer on its behalf and not previously paid or reimbursed) with respect to an AB Whole Loan pursuant to the related Intercreditor Agreement or the PSA;

Sixth, to the issuing entity as holder of the related Trust Subordinate Companion Loan, in an amount equal to the accrued and unpaid interest due on the outstanding principal balance of the related Trust Subordinate Companion Loan at its interest rate;

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Seventh, to the issuing entity as holder of the related Trust Subordinate Companion Loan in an amount equal to the principal balance of the related Trust Subordinate Companion Loan, until such principal balance has been reduced to zero;

Eighth, if the proceeds of any foreclosure sale or any liquidation of an AB Whole Loan or related Mortgaged Property exceed the amounts required to be applied in accordance with the foregoing clauses and, as a result of any written modification, amendment, waiver, restructuring or workout of an AB Whole Loan, the principal balance of the related Trust Subordinate Companion Loan has been reduced, such excess amount to the issuing entity as holder of the related Trust Subordinate Companion Loan in an amount equal to the amount of such reduction on the related Trust Subordinate Companion Loan as a result of such written modification, amendment, waiver, restructuring or workout and interest on such amount at the default interest rate for the related Trust Subordinate Companion Loan;

Ninth, to the issuing entity as holder of the related Trust Subordinate Companion Loan, in an amount equal to the aggregate amount of all payments made by it in connection with the exercise of its cure rights under the related Intercreditor Agreement;

Tenth, to the issuing entity as holder of the related Trust Subordinate Companion Loan, in an amount equal to the product of the Junior Note Percentage Interest multiplied by the Junior Note Relative Spread and any prepayment premium to the extent paid by the related borrower;

Eleventh, to the extent assumption or transfer fees actually paid by the related borrower are not required to be otherwise applied under the PSA, including, without limitation, to provide reimbursement for interest on any Advances, to pay any additional servicing expenses or to compensate a servicer (in each case provided that such reimbursements or payments relate to an AB Whole Loan), any such assumption or transfer fees, to the extent actually paid by the related borrower, to the holder of the AB Mortgage Loan and to holder of the related Trust Subordinate Companion Loan, *pro rata*, based on their respective percentage interests; and

Twelfth, if any excess amount is available to be distributed in respect of an AB Whole Loan, and not otherwise applied in accordance with the foregoing clauses, any remaining amount, *pro rata*, to the holder of the AB Mortgage Loan and to the holder of the related Trust Subordinate Companion Loan in accordance with their respective initial percentage interests.

For more information regarding the allocation of collections and expenses in respect of an AB Whole Loan, see "*Pooling and Servicing Agreement—Advances*" and "*—Withdrawals from the Collection Account*".

Cure Rights. In the event that the related borrower fails to make any payment of principal or interest on an AB Whole Loan that results in a monetary event of default or the related borrower otherwise defaults with respect to an AB Whole Loan, the holder of the related Trust Subordinate Companion Loan will have the right to cure such event of default subject to certain limitations set forth in the related Intercreditor Agreement. The holder of the Trust Subordinate Companion Loan will be limited to four (4) cure payments over the life of an AB Whole Loan, no more than three (3) of which may be consecutive. So long as the holder of the related Trust Subordinate Companion Loan is exercising a cure right, neither the master servicer nor the special servicer will be permitted to treat such event of default as such for purposes of transferring the related Whole Loan to special servicing or exercising remedies.

Amendments and Consents. Prior to the occurrence and continuance of an AB Control Appraisal Period, except as otherwise described under "*Pooling and Servicing Agreement—The Directing Certificateholder",* the consent of the holder of the related Trust Subordinate Companion Loan is required to be obtained by the special servicer for any AB Major Decision.

An "AB Control Appraisal Period" will exist with respect to the related Trust Subordinate Companion Loan, if and for [so long as (a)(1) the initial principal balance of the related Trust Subordinate Companion

Loan minus (2) the sum of (x) any payments of principal allocated to, and received on, the related Trust Subordinate Companion Loan, (y) any Appraisal Reduction Amounts for an AB Whole Loan that are allocated to the related Trust Subordinate Companion Loan and (z) any losses realized with respect to the related Mortgaged Property or AB Whole Loan that are allocated to the related Trust Subordinate Companion Loan, is less than (b) 25% of the remainder of the (i) initial principal balance of the related Trust Subordinate Companion Loan less (ii) any payments of principal allocated to, and received, by the holders of the related Trust Subordinate Companion Loan. Pursuant to the terms of the Intercreditor Agreement, the holders of the [LOAN SPECIFIC CLASS] certificates will have the right to avoid an AB Control Appraisal Period by posting cash collateral or a letter of credit in an amount which, when added to the appraised value of the related Mortgaged Property, would cause the applicable AB Control Appraisal Period not to occur. The holder of the [LOAN SPECIFIC CLASS] certificates, as the holder of a beneficial interest in the related Trust Subordinate Companion Loan also has the right to purchase the AB Mortgage Loan in certain instances as set forth below.

["AB Major Decisions" means at any time no AB Control Appraisal Period is in effect (and will have the meaning given to a "Major Decision" when an AB Control Appraisal Period is in effect):

- any workout or other change to an AB Whole Loan that would result in any modification of, or waiver with respect to, an AB Whole Loan that would result in the extension of the maturity date or extended maturity date of the AB Loan, a reduction in the interest rate borne thereby or the monthly debt service payment or a deferral or a forgiveness of interest on or principal of an AB Whole Loan or a modification or waiver of any other monetary term of an AB Whole Loan (including reserve requirements) or a modification or waiver of any material non-monetary provision of an AB Whole Loan, including but not limited to provisions which restrict the related borrower or its equity owners from incurring additional indebtedness or transferring interests in the Mortgaged Property or the related borrower;

- any modification of, or waiver with respect to, an AB Whole Loan that would result in a discounted pay-off of the related Trust Subordinate Companion Loan;

- any foreclosure upon or comparable conversion (which may include acquisition of an REO Property) of the ownership of the Mortgaged Property or any acquisition of the Mortgaged Property by deed-in-lieu of foreclosure or any other exercise of remedies following an AB Material Event of Default;

- any material direct or indirect sale of all or any material portion of the Mortgaged Property or REO Property other than those required pursuant to the specific terms of the related Mortgage Loan documents and for which there is no material lender discretion;

- any substitution, release or addition of collateral for an AB Whole Loan other than those required pursuant to the specific terms of the related Mortgage Loan documents and for which there is no material lender discretion;

- any release of the related borrower or guarantor from liability with respect to an AB Whole Loan including, without limitation, by acceptance of an assumption of an AB Whole Loan by a successor borrower or replacement guarantor other than those required pursuant to the specific terms of the related Mortgage Loan documents and for which there is no material lender discretion;

- any determination (1) not to enforce a "due-on-sale" or "due–on–encumbrance" clause (unless such clause is not exercisable under applicable law or such exercise is reasonably likely to result in successful legal action by the related borrower) or (2) accelerate an AB Whole Loan (other than automatic accelerations pursuant to the related Mortgage Loan documents);

- any transfer of the Mortgaged Property or any portion of the Mortgaged Property, or any transfer of any direct or indirect ownership interest in the related borrower, other than those required

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pursuant to the specific terms of the related Mortgage Loan documents and for which there is no material lender discretion;

- any incurring of additional debt by the related borrower, including the terms of any document evidencing or securing any such additional debt and of any intercreditor or subordination agreement executed in connection therewith and any waiver of or amendment or modification to the terms of any such document or agreement or incurring of mezzanine financing by any beneficial owner of the related borrower, including the terms of any document evidencing or securing any such mezzanine debt and of any intercreditor or subordination agreement executed in connection therewith and any waiver of or amendment or modification to the terms of any such document or agreement (other than those required pursuant to the specific terms of the related Mortgage Loan documents and for which there is no material lender discretion);

- the waiver or modification of any documentation relating to the guarantor's obligations under the guaranty;

- the releases of any escrows or reserve accounts other than those required pursuant to the specific terms of the related Mortgage Loan documents and for which there is no material lender discretion; and

- any approval of a "major lease" (as defined in the Mortgage Loan documents).]

Purchase Option. If an event of default with respect to an AB Whole Loan has occurred and is continuing, the holders of the [LOAN SPECIFIC CLASS] certificates will have the option to purchase the AB Mortgage Loan from the issuing entity at a price equal to the Defaulted Purchase Price.

The "Defaulted Purchase Price", with respect to the AB Mortgage Loan, is generally equal to the sum, without duplication, of (a) the principal balance of the AB Mortgage Loan, (b) accrued and unpaid interest on the AB Mortgage Loan from the date as to which interest was last paid in full by the related borrower up to and including the end of the interest accrual period relating to the Due Date next following the date the purchase occurred, (c) any other amounts due under an AB Whole Loan, other than prepayment premiums, default interest, late fees, exit fees and any other similar fees, provided that if the related borrower or a borrower related party is the purchaser (as the holder of the [LOAN SPECIFIC CLASS] certificates or otherwise), the Defaulted Purchase Price will include prepayment premiums, default interest, late fees, exit fees and any other similar fees, (d) without duplication of amounts under clause (c), any unreimbursed Servicing Advances and any expenses incurred in enforcing the related loan documents (including, without limitation, Servicing Advances payable or reimbursable to any servicer, and earned and unreimbursed special servicing fees), (e) without duplication of amounts under clause (c), any accrued and unpaid interest on Advances, (f) any Liquidation Fees or Workout Fees payable under the PSA with respect to an AB Whole Loan (i) if the related borrower or a borrower related party is the purchaser (as the holder of the [LOAN SPECIFIC CLASS] certificates or otherwise) or (ii) otherwise, if the purchase occurs after ninety (90) days after the first such option becomes exercisable pursuant to the related Intercreditor Agreement, and (g) any Recovered Costs not reimbursed previously to the holder of the AB Mortgage Loan pursuant to the related Intercreditor Agreement.

Special Servicer Appointment Rights. Pursuant to the related Intercreditor Agreement, the holders of the [LOAN SPECIFIC CLASS] certificates will have the right, with or without cause, to replace the special servicer then acting with respect to an AB Whole Loan and appoint a replacement special servicer with respect to an AB Whole Loan. See "*Pooling and Servicing Agreement—Replacement of Special Servicer Without Cause*".

The Non-Serviced Whole Loan

[THE FOLLOWING DESCRIPTION OF THE INTERCREDITOR AGREEMENT WILL BE UPDATED IN THE PROSPECTUS BASED ON THE NUMBER OF THE NON-SERVICED WHOLE LOAN AND THE FINAL TERMS OF THE RELATED INTERCREDITOR AGREEMENTS.]

General. [One (1)] Mortgage Loan, identified as "[NAME OF NON-SERVICED WHOLE LOAN]" (the "Non-Serviced Mortgage Loan") on Annex A-1, The [_____] Mortgage Loan, representing approximately [_____]% of the Initial Pool Balance, is part of a split loan structure comprised of two mortgage notes, each of which is secured by the same mortgage instruments on the same portfolio of Mortgaged Properties.

The Non-Serviced Mortgage Loan is evidenced by one (1) promissory note with a Cut-off Date Balance of $[_____]. The related Companion Loan (the "Non-Serviced Companion Loan" and together with the Non-Serviced Mortgage Loan, the "Non-Serviced Whole Loan") is evidenced by one (1) promissory note with a principal balance as of the Cut-off Date of $[_____]. The Non-Serviced Companion Loan will not be included in the issuing entity. Only the Non-Serviced Mortgage Loan will be included in the issuing entity. The Non-Serviced Mortgage Loan and the Non-Serviced Companion Loan are *pari passu* with each other in terms of priority and are collectively referred to in this prospectus as the Non-Serviced Whole Loan.

The rights of the issuing entity, as the holder of the Non-Serviced Mortgage Loan and the rights of the securitization trust holding the Non-Serviced Companion Loan, as the holder of the Non-Serviced Companion Loan are subject to the terms of the Intercreditor Agreement (the "Non-Serviced Intercreditor Agreement"). [The consultation rights of the issuing entity (as the non-controlling note holder) under the Non-Serviced Intercreditor Agreement will be exercised by the Directing Certificateholder so long as no Control Termination Event has occurred and is continuing, and if a Control Termination Event has occurred and is continuing, by the special servicer pursuant to the terms of the PSA, as described under "*Pooling and Servicing Agreement*".]

Servicing of the Non-Serviced Whole Loan. The Non-Serviced Whole Loan is being serviced and administered pursuant to the terms of the pooling and servicing agreement, dated as of [_____], 20[_____] (the "Non-Serviced PSA") among [NAME OF DEPOSITOR] (the "Non-Serviced Depositor"), [NAME OF MASTER SERVICER] (the "Non-Serviced Master Servicer"), [NAME OF SPECIAL SERVICER) (the "Non-Serviced Special Servicer"), [NAME OF TRUSTEE] (the "Non-Serviced Trustee"), [NAME OF CERTIFICATE ADMINISTRATOR) (the "Non-Serviced Certificate Administrator"), [NAME OF OPERATING ADVISOR] (the "Non-Serviced Operating Advisor") and [NAME OF ASSET REPRESENTATIONS REVIEWER) (the "Non-Serviced Asset Representations Reviewer"). The Non-Serviced PSA was entered into in connection with the securitization of the Non-Serviced Companion Loan. The holders of the certificates issued under the Non-Serviced PSA are referred to in this prospectus as "Non-Serviced Certificateholders." For a summary of certain provisions of the Non-Serviced PSA, see "*Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan*".

Application of Payments. The Non-Serviced Intercreditor Agreement sets forth the respective rights of the holder of the Non-Serviced Mortgage Loan and the holder of the Non-Serviced Companion Loan with respect to distributions of funds received in respect of the Non-Serviced Whole Loan, and provides, in general, that:

- the Non-Serviced Mortgage Loan and the Non-Serviced Companion Loan are of equal priority with each other and no portion of either of them will have priority or preference over any portion of the other or security therefor;

- all payments, proceeds and other recoveries on or in respect of the Non-Serviced Whole Loan or the related Mortgaged Property will be applied to the Non-Serviced Mortgage Loan and the Non-Serviced Companion Loan on a *pro rata* and *pari passu* basis according to their respective outstanding principal balances (subject, in each case, to the payment of amounts for required reserves or escrows required by the related Mortgage Loan documents and payment and reimbursement rights of the Non-Serviced Master Servicer, the Non-Serviced Special Servicer, the Non-Serviced Trustee, the Non-Serviced Operating Advisor, the Non-Serviced Asset Representations Reviewer, the Non-Serviced Certificate Administrator, the Non-Serviced Depositor) in accordance with the terms of the Non-Serviced Intercreditor Agreement and the Non-Serviced PSA; and

- costs, fees, expenses, losses and shortfalls relating to the Non-Serviced Whole Loan will be allocated, on a *pro rata* and *pari passu* basis, to the Non-Serviced Mortgage Loan and the Non-Serviced Companion Loan in accordance with the terms of the Non-Serviced Intercreditor Agreement and the Non-Serviced PSA.

See *"Pooling and Servicing Agreement—Advances"* and *"—Servicing of the Non-Serviced Mortgage Loan"* for more information regarding the allocation of collections and expenses in respect of the Non-Serviced Whole Loan.

Consultation and Control. The controlling noteholder under the Non-Serviced Intercreditor Agreement will be the securitization trust formed pursuant to the Non-Serviced PSA (the "Non-Serviced Securitization Trust"), as holder of the Non-Serviced Companion Loan. [_____] is the directing certificateholder under the Non-Serviced PSA (the "Non-Serviced Directing Certificateholder"). The Non-Serviced Directing Certificateholder (so long as a control termination event under the Non-Serviced PSA has not occurred and is not continuing), and the applicable certificateholders under the Non-Serviced PSA with the requisite percentage of voting rights (so long as a control termination event under the Non-Serviced PSA has occurred and is continuing) will exercise the rights of the Non-Serviced Securitization Trust as controlling noteholder, and will have the right, with or without cause, to replace the special servicer then acting with respect to the Non-Serviced Whole Loan and appoint a replacement special servicer, in accordance with, and subject to the limitations set forth in, the Non-Serviced PSA.

For more information regarding the rights of the directing certificateholder under the Non-Serviced PSA, see "*Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan*".

Pursuant to the terms of the Non-Serviced Intercreditor Agreement, the issuing entity, as the non-controlling note holder, will have the right (regardless of whether a control termination event or a consultation termination event exists under the Non-Serviced PSA) to (i) receive copies of all notices, information and reports that the Non-Serviced Special Servicer is required to provide to the Non-Serviced Directing Certificateholder within the same time frame it is required to provide such notices, information and reports to the Non-Serviced Directing Certificateholder (*provided* that to the extent that the Non-Serviced Mortgage Loan is included in a securitization transaction, such copies of notices, information and reports required to be delivered by the Non-Serviced Special Servicer to the issuing entity shall be delivered to the directing certificateholder related to such securitization transaction to the extent that the Non-Serviced Special Servicer receives written notice of the identity of the directing certificateholder for such securitization transaction) and (ii) consult on a strictly non-binding basis with respect to (x) certain major servicing decisions regarding the Non-Serviced Whole Loan or any related REO Property as set forth in the Non-Serviced Intercreditor Agreement and (y) the implementation of any recommended actions outlined in an asset status report in respect of the Non-Serviced Whole Loan or any related REO Property. The consultation right of the issuing entity will expire 10 business days after the delivery by the Non-Serviced Special Servicer of notice and information relating to the matter subject to consultation, whether or not the issuing entity has responded within such period; *provided* that if a new course of action is proposed that is materially different from the actions previously proposed, the 10 business-day consultation period will begin anew. Notwithstanding the issuing entity's consultation rights described above, the Non-Serviced Special Servicer is permitted to make any major decision or take any action set forth in an asset status report in respect of the Non-Serviced Whole Loan before the expiration of the aforementioned 10 business-day period if it determines that immediate action with respect to such decision is necessary to protect the interests of the holders of the Non-Serviced Mortgage Loan and the Non-Serviced Companion Loan.

Neither the Non-Serviced Master Servicer nor the Non-Serviced Special Servicer will be permitted to follow any advice or consultation provided by the holder of the Non-Serviced Companion Loan (or its representative) that would require or cause the Non-Serviced Master Servicer or the Non-Serviced Special Servicer, as applicable, to violate any applicable law, including the REMIC Regulations or other applicable provisions of the Code, be inconsistent with the servicing standard under the Non-Serviced PSA require or cause the Non-Serviced Master Servicer or the Non-Serviced Special Servicer, as applicable, to violate provisions of the Non-Serviced Intercreditor Agreement or the Non-Serviced PSA,

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require or cause the Non-Serviced Master Servicer or the Non-Serviced Special Servicer, as applicable, to violate the terms of the Non-Serviced Whole Loan, or materially expand the scope of any of the Non-Serviced Master Servicer's or the Non-Serviced Special Servicer's, as applicable, responsibilities under the Non-Serviced Intercreditor Agreement.

In addition to the consultation rights of the issuing entity described above, the issuing entity will have the right to annual conference calls with the Non-Serviced Master Servicer or Non-Serviced Special Servicer, as applicable, upon reasonable notice and at times reasonably acceptable to the Non-Serviced Master Servicer or Non-Serviced Special Servicer, as applicable, in which servicing issues related to the Non-Serviced Whole Loan may be discussed.

Sale of Defaulted Loan. Pursuant to the terms of the Non-Serviced Intercreditor Agreement, if the Non-Serviced Whole Loan becomes a "defaulted Mortgage Loan" pursuant to the terms of the Non-Serviced PSA, the Non-Serviced Special Servicer will be required to sell the Non-Serviced Mortgage Loan together with the related Companion Loan as a single whole loan. The issuing entity will have consultation rights in connection with such sale, as described above.

Special Servicer Appointment Rights. Pursuant to the terms of the Non-Serviced Intercreditor Agreement and the Non-Serviced PSA, the Non-Serviced Directing Certificateholder and the applicable certificateholders under the Non-Serviced PSA with the requisite percentage of voting rights (so long as a control termination event under the Non-Serviced PSA has not occurred and is not continuing) will have the right, with or without cause, to replace the special servicer then acting with respect to the Non-Serviced Whole Loan and appoint a replacement special servicer, in accordance with, and subject to the limitations set forth in, the Non-Serviced PSA. See "*Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan*".

Additional Information

Each of the tables presented in Annex A-2 sets forth selected characteristics of the pool of Mortgage Loans as of the Cut-off Date, if applicable. For a detailed presentation of certain additional characteristics of the Mortgage Loans and the Mortgaged Properties on an individual basis, [including the asset-level information required by Item 1125 of Regulation AB,] see *Annex A-1.* For a brief summary of the [10] largest Mortgage Loans in the pool of Mortgage Loans, see *Annex A-3.*

The description in this prospectus, including Annex A-1, A-2 and A-3, of the Mortgage Pool and the Mortgaged Properties is based upon the Mortgage Pool as expected to be constituted at the close of business on the Cut-off Date, as adjusted for the scheduled principal payments due on the Mortgage Loans on or before the Cut-off Date. Prior to the issuance of the Offered Certificates, a Mortgage Loan may be removed from the Mortgage Pool if the depositor deems such removal necessary or appropriate or if it is prepaid. This may cause the range of Mortgage Rates and maturities as well as the other characteristics of the Mortgage Loans to vary from those described in this prospectus.

A [Current Report on Form 8-K][Form ABS-EE] containing detailed information regarding the Mortgage Loans will be available to persons (including beneficial owners of the Offered Certificates) who receive this prospectus and will be filed pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), together with the PSA, with the United States Securities and Exchange Commission (the "SEC") on or prior to the date of the filing of this prospectus.]


TRANSACTION PARTIES


The Sponsors and Mortgage Loan Sellers

Bank of America, National Association

Bank of America, National Association ("Bank of America") is a subsidiary of Bank of America Corporation.

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Bank of America and its affiliates have been active in the securitization market since inception and have sponsored publicly and privately offered securitization transactions since 1977. Bank of America and its affiliates have been involved with the origination and securitization of residential and commercial mortgage loans and its affiliates have been involved with the origination of auto loans, student loans, home equity loans and credit card receivables, as well as less traditional asset classes. Bank of America and its affiliates have served as sponsors, issuers, dealers, and servicers in a wide array of securitization transactions.

The tables below indicate the size and history of the commercial mortgage loan origination program for Bank of America and its affiliates. Loans originated by Bank of America and its affiliates have historically included primarily a mix of multifamily, office, retail, hotel and industrial and warehouse properties, though Bank of America and its affiliates have also regularly originated loans on a variety of other commercial property types, including but not limited to self-storage facilities, manufactured housing communities, parking garage facilities and golf courses.

Origination Volume
(Dollar Amount of Closed Loans)

Property Type	2010	2011	2012	2013	2014
Multifamily	$ 0	$ 9,700,000	$ 8,050,000	$ 411,310,000	$ 518,929,738
Office	435,331,927	295,300,000	854,800,000	1,122,060,000	1,864,674,000
Retail	238,220,000	861,406,000	2,521,663,000	1,613,066,013	1,726,602,172
Industrial	20,000,000	270,870,000	110,780,000	46,200,000	31,185,000
Manufactured Housing	0	65,835,000	150,225,000	365,593,000	87,111,250
Self-Storage	44,645,000	132,535,000	173,810,000	140,247,500	93,095,000
Lodging	137,850,000	581,550,000	1,180,501,000	2,205,861,250	2,631,502,433
Mixed Use	25,000,000	10,000,000	0	79,242,199	144,100,000
Other	0	0	0	0	69,930,000
Total	$ 901,046,927	$ 2,227,196,000	$ 4,999,829,000	$ 6,287,108,854	$ 7,167,129,593

Bank of America is a sponsor and mortgage loan seller in this transaction. Merrill Lynch, Pierce, Fenner & Smith Incorporated, one of the underwriters, is an affiliate of Bank of America and assisted Bank of America in connection with the selection of mortgage loans for this transaction.

Bank of America's headquarters and its executive offices are located at 100 North Tryon Street, Charlotte, North Carolina 28255, and the telephone number is (704) 386 5478.

See below for more information about the Bank of America's solicitation and underwriting standards used to originate mortgage loans similar to the mortgage loans included in the issuing entity and Bank of America's material roles and duties in each securitization.

Bank of America's Commercial Mortgage Loan Underwriting Standards

Overview. Bank of America's commercial mortgage loans are originated in accordance with the procedures and underwriting standards described below. The loans are primarily originated (i) directly by Bank of America or through affiliates to mortgagor/borrowers; (ii) indirectly through mortgage loan brokers to mortgagor/borrowers; and (iii) through other loan originators. The remainder of the discussion of Bank of America's loan underwriting practices under this "—*Bank of America's Commercial Mortgage Loan Underwriting Standards*" describes the practices of Bank of America and any affiliate of Bank of America with respect to the origination of loans to be sold by Bank of America in this transaction. However, variations from these procedures and standards may be implemented as a result of various conditions, including a mortgage loan's specific terms, the quality or location of the underlying real estate, the mortgaged property's tenancy profile, the background or financial strength of the borrower or sponsor and any other pertinent information deemed material by Bank of America. Therefore, this general description of Bank of America's origination procedures and underwriting standards is not intended as a representation that every commercial mortgage loan originated by it or on its behalf complies entirely with all standards set forth below. For important information about the circumstances that have affected the underwriting of Bank of America mortgage loans, see "—*Exceptions to Bank of America's Disclosed Underwriting Guidelines*" below and Annex D-2 to this prospectus.

Process. Each mortgage loan underwritten to Bank of America's general underwriting standards is underwritten in accordance with guidelines established by Bank of America's real estate structured finance group ("Bank of America Guidelines"). These underwriting standards applied by Bank of America are intended to evaluate the adequacy of the mortgaged property as collateral for the loan and the mortgagor's repayment ability and creditworthiness. The underwriting standards as established in the Bank of America Guidelines are continually updated to reflect prevailing conditions in the CMBS market, new mortgage products, and the investment market for commercial loans.

The Application. Regardless of the channel in which the loan was originated, a mortgage application or term sheet is completed by the borrower/mortgagor containing information that assists in evaluating the adequacy of the mortgaged property as collateral for the loan, including the mortgagor's credit standing and capacity to repay the loan.

Further, the mortgage application requires supporting documentation (or other verification) for all material data provided by the mortgagor described in a checklist, including but not limited to the following:

- rent roll;

- existing mortgage verification;

- credit references;

- certified financial statements for mortgagor and borrower principals;

- tenant/resident leases;

- ground leases;

- property operating statements;

- real estate tax bills;

- purchase contract (if applicable);

- appraisal;

- engineering report;

- seismic report (if applicable);

- environmental report;

- site plan;

- certificate of occupancy;

- evidence of zoning compliance;

- insurance policies;

- borrower structure/authority documents; and

- underwriting evaluation.

In some cases, certain of these documents may not be reviewed due to the nature of the related mortgaged property. For instance, historical operating statements may not be available with respect to a mortgaged property with a limited operating history or that has been recently acquired by its current owner. In addition, rent rolls would not be examined for certain property types (e.g., hospitality properties), and tenant leases would not be examined for certain property types (e.g., hospitality, self-storage, multifamily and manufactured housing community properties).

The credit underwriting process for each Bank of America mortgage loan is performed by Bank of America's real estate structured finance group which is a vertically integrated entity, staffed by real estate professionals, and includes loan underwriting, origination and closing groups. Bank of America's review team may also include third party due diligence providers (for example, Situs Holdings, LLC) which are subject to oversight by Bank of America and ultimate review and approval by Bank of America of such third party due diligence providers' work product.

A member of the Bank of America deal team or one of its agents performs a site inspection of the mortgaged property as well as a review of the surrounding market environment (including demand generators, competing properties (if any) and proximity to major thoroughfares and transportation centers) in order to confirm tenancy information, assess the physical quality and attributes (e.g., age, renovations, condition, parking, amenities, class, etc.) of the collateral, determine visibility and access characteristics and evaluate the mortgaged property's competitiveness within its market.

The Bank of America deal team or one of its agents also performs a detailed review of the financial status, credit history and background of the borrower and certain principals or sponsors of the borrower using financial statements, income tax returns, credit reports, criminal and background review and searches in select jurisdictions for judgments, liens, bankruptcy, pending litigation and, if applicable, the loan payment history of the borrower. Bank of America also performs a qualitative analysis which incorporates independent credit checks and review of published debt and equity information with respect to certain principals of the borrower as well as the borrower itself. Borrowers are generally required to be single purpose entities although they are not always required to be bankruptcy remote entities. Circumstances may also warrant an examination of the financial strength and credit of key tenants as well as other factors that may impact the tenants' ongoing occupancy or ability to pay rent.

The collateral analysis includes an analysis of the historical property operating statements, rent rolls and a projection of future performance and a review of tenant leases. Bank of America requires third party appraisals, as well as environmental and building condition reports. Each report is reviewed for acceptability by a Bank of America staff member (or, with respect to environmental reports, a third party consultant) for compliance with program standards. Based on their review (or, with respect to environmental reports, a third party consultant's report), such staff member approves or rejects such report. The results of these reviews are incorporated into the underwriting report.

After the compilation and review of all documentation and other relevant considerations, the deal team finalizes its detailed underwriting analysis of the mortgaged property's cash flow in accordance with Bank of America's property specific, cash flow underwriting guidelines.

Determinations are also made regarding the implementation of appropriate loan terms to structure around risks, resulting in features such as ongoing escrows or up front reserves, letters of credit, lockboxes, cash management agreements and guarantees. A complete credit committee package is prepared to summarize all of the above referenced information.

Credit Approval. All commercial mortgage loans must be presented to one or more credit committees that include senior real estate professionals, among others. After a review of the credit committee package and a discussion of a mortgage loan, the committee may approve the mortgage loan as recommended, request additional due diligence, modify the terms or reject the mortgage loan entirely.

Debt Service Coverage and Loan-to-Value Requirements. Bank of America's underwriting standards generally require a minimum debt service coverage ratio of 1.20x and permit a maximum loan-to-value ratio of 80%; however, these thresholds are guidelines, and exceptions are permitted based on the merits of each individual mortgage loan, such as the types of tenants, reserves, letters of credit, guarantees and Bank of America's assessment of the mortgaged property's future performance. The debt service coverage ratio guidelines set forth above are calculated based on underwritten net cash flow at origination. As a result, the debt service coverage ratio for each mortgage loan as reported in this prospectus and Annex A-1 hereto may differ from the amount calculated at the time of origination.

Certain mortgaged properties may also be encumbered by subordinate debt (or the direct or indirect ownership interests in the related borrower may be encumbered by mezzanine debt). It is possible that Bank of America or an affiliate thereof will be a lender on such additional debt and may either sell such debt to an unaffiliated third party or hold it in inventory. When such subordinate or mezzanine debt is taken into account, the aggregate debt with respect to the related mortgaged property may not conform to the aforementioned DSCR and LTV parameters.

Amortization Requirements. Bank of America's underwriting guidelines generally permit a maximum amortization period of 30 years. Certain mortgage loans may provide for interest only payments through maturity or for a portion of the commercial mortgage loan term. If a mortgage loan entails only a partial interest-only period, the monthly debt service, annual debt service and DSCR set forth in this prospectus and Annex A-1 to this prospectus reflect a calculation of the future (larger) amortizing loan payment. See "*Description of the Mortgage Pool*" in this prospectus.

Escrow Requirements. Bank of America generally requires borrowers to fund various escrows for taxes and insurance, capital expenses and replacement reserves. Generally, the required escrows for mortgage loans originated by Bank of America are as follows:

Taxes. An initial deposit and monthly escrow deposits equal to 1/12 of the annual property taxes (based on the most recent property assessment and the current millage rate; however, if the actual tax amount owing in the upcoming year is not available, the required annual reserve amount will generally be between 100% and 105% of the preceding year's tax amount) are typically required to satisfy taxes and assessments, except that such escrows may not be required in certain circumstances, including, but not limited to, situations where (i) the sponsor is an institutional sponsor or a high net worth individual or (ii) the related mortgaged property is a single tenant property with respect to which the related tenant is required to pay taxes directly.

Insurance. An initial deposit at origination (which may be equal to one or more months of the required monthly amount) and subsequent monthly escrow deposits equal to 1/12 of an amount generally between 100% and 105% of the annual property insurance premium are typically required to pay insurance premiums, except that such escrows may not be required in certain circumstances, including, but not limited to, situations where (i) the related borrower maintains a blanket insurance policy, (ii) the sponsor is an institutional sponsor or a high net worth individual or (iii) the related mortgaged property is a single tenant property with respect to which the related tenant self-insures.

Replacement Reserves. Replacement reserves are generally calculated in accordance with the expected useful life of the components of the mortgaged property during the term of the mortgage loan.

Deferred Maintenance/Immediate Repair/Environmental Remediation. A deferred maintenance, immediate repair or remediation reserve is required. An initial deposit, upon funding of the applicable mortgage loan, in an amount equal to generally between 100% and 125% of the estimated costs of such deferred maintenance, immediate repairs and/or environmental remediation to be completed within the first year of the mortgage loan pursuant to the building condition report is required, except that such escrows may not be required in certain circumstances, including, but not limited to, situations where (i) the sponsor of the borrower delivers a guarantee to complete the immediate repairs in a specified amount of time, (ii) the deferred maintenance amount does not materially impact the related mortgaged property's function, performance or value or is de minimis in relation to the loan amount or (iii) the related mortgaged property is a single tenant property and the tenant is responsible for the repairs.

Tenant Improvements and Leasing Commissions. In some cases, major tenants have lease expirations within the mortgage loan term. To mitigate this risk, special reserves may be required to be funded either at closing of the mortgage loan and/or during the mortgage loan term to cover certain anticipated leasing commissions or tenant improvement costs which might be associated with re leasing the space occupied by such tenants.

Furniture, Fixtures and Equipment. A reserve for furniture, fixtures and equipment expenses may be required to be funded during the term of the mortgage loan based on the suggested reserve amount from an independent, third party property condition or engineering report, or based on certain minimum requirements depending on the property type.

Environmental Remediation. An environmental remediation reserve may be required to be funded at loan origination in an amount *generally* between 100% and 150% of the estimated remediation cost identified in the environmental report, except that such escrows may not be required in certain circumstances, including, but not limited to, situations where (i) the sponsor of the borrower delivers a guarantee whereby it agrees to take responsibility and pay for identified environmental issues, (ii) environmental insurance has been obtained or already in place or (iii) a third party having adequate financial resources has been identified as a responsible party.

For a description of the escrows collected with respect to the Bank of America mortgage loans, please see the information with respect to reserves in Annex A-1 to this prospectus.

Zoning and Building Code Compliance. Bank of America will generally examine whether the use and operation of the mortgaged properties are in material compliance with zoning and land use related ordinances, rules, regulations and orders applicable to the use of such mortgaged properties at the time such mortgage loans are originated. Bank of America will consider, among other things, legal opinions, certifications from government officials, zoning consultant's reports and/or representations by the related borrower contained in the related mortgage loan documents and information which is contained in appraisals and surveys, title insurance endorsements, or property condition assessments undertaken by independent licensed engineers.

Hazard, Liability and Other Insurance. The mortgage loans generally require that each mortgaged property be insured by a hazard insurance policy in an amount (subject to an approved deductible) at least equal to the lesser of the outstanding principal balance of the related mortgage loan and 100% of the replacement cost of the improvements located on the related mortgaged property, and if applicable, that the related hazard insurance policy contain appropriate endorsements to avoid the application of co-insurance and not permit reduction in insurance proceeds for depreciation; provided that, in the case of certain of the mortgage loans, the hazard insurance may be in such other amounts as was required by the related originators.

In addition, if any material improvements on any portion of a mortgaged property securing any mortgage loan was, at the time of the origination of such mortgage loan, in an area identified in the Federal Register by the Federal Emergency Management Agency as having special flood hazards, and flood insurance was available, a flood insurance policy meeting any requirements of the then current guidelines of the Federal Insurance Administration is required to be in effect with a generally acceptable insurance carrier, in an amount representing coverage generally not less than the least of (a) the outstanding principal balance of the related mortgage loan, (b) the full insurable value of the related mortgaged property, (c) the maximum amount of insurance available under the National Flood Insurance Act of 1973, or (d) 100% of the replacement cost of the improvements located on the related mortgaged property.

In general, the standard form of hazard insurance policy covers physical damage to, or destruction of, the improvements on the mortgaged property by fire, lightning, explosion, smoke, windstorm and hail, riot or strike and civil commotion, subject to the conditions and exclusions set forth in each policy.

Each mortgage loan generally also requires the related borrower to maintain comprehensive general liability insurance against claims for personal and bodily injury, death or property damage

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occurring on, in or about the related mortgaged property in an amount generally equal to at least $1,000,000.

Each mortgage loan generally further requires the related borrower to maintain business interruption insurance in an amount not less than approximately 100% of the gross rental income from the related mortgaged property for not less than twelve (12) months.

Third Party Reports. In addition to or as part of applicable origination guidelines or reviews described above, in the course of originating the Bank of America mortgage loans, Bank of America generally considered the results of third party reports as described below. New reports are generally ordered, although existing reports dated no more than 180 days prior to closing may be used (subject, in certain cases, to updates).

Appraisal. For each mortgage loan, Bank of America obtains an appraisal that utilizes one of three approaches to valuation: a cost approach, a sales comparison approach or an income approach (including both direct cap and discount cash flow methods). An independent appraiser that is either a member of MAI or state certified is required to perform an appraisal (or update an existing appraisal) of each of the related mortgaged properties in connection with the origination of each mortgage loan to establish the appraised value of the related mortgaged property or properties. Each appraisal also includes (or Bank of America obtains a separate letter that includes) a statement by the appraiser that the Uniform Standards of Professional Appraisal Practice (except for certain mortgaged properties involving operating businesses) and the guidelines in Title XI of the Financial Institutions Reform, Recovery, and Enforcement Act of 1989, as amended, were followed in preparing the appraisal.

Environmental Site Assessments. Bank of America generally obtains a Phase I environmental site assessment or an update of a previously obtained site assessment for each mortgaged property prepared by an environmental firm. Bank of America requires a Phase I environmental site assessment for all properties regardless of age or location and each such report must be in compliance with current standards prescribed by The American Society of Testing and Materials. A Phase I environmental site assessment consists of inquiries, interviews, inspections, and research of public records to identify known or potential environmental concerns. Bank of America or its designated agent typically reviews the Phase I site assessment to verify the presence or absence of potential adverse environmental conditions. An environmental site assessment will not necessarily cover all potential environmental issues. For example, an analysis for radon, lead based paint, mold and lead in drinking water will usually be conducted only at multifamily rental properties and only when Bank of America or the environmental consultant believes that such an analysis is warranted under the circumstances. Upon the recommendation of the engineer conducting the Phase I environmental site assessment with respect to a mortgaged property, a Phase II assessment (which is a is a site specific investigation to determine the presence or absence of specified environmental concerns) is performed.

Property Condition Assessments. Bank of America generally obtains a current physical condition report for each mortgaged property (other than in the case of mortgaged properties secured solely by an interest in land) prepared by independent licensed engineers to assess the overall physical condition and engineering integrity of the mortgaged property, including an inspection of the exterior walls, roofing, interior construction, mechanical and electrical systems and general condition of the site, buildings and other improvements located at a mortgaged property. The resulting reports may indicate deferred maintenance items and recommended capital improvements. The estimated cost of the necessary repairs or replacements at a mortgaged property is included in the related property condition assessment. In cases in which the report identifies an immediate need for material repairs or replacements with an anticipated cost that is over a certain minimum threshold or percentage of loan balance, Bank of America often requires an escrow at the time of origination in an amount sufficient to complete such repairs or replacements or obtains a guarantee from a sponsor of the borrower in lieu of reserves. See "—*Escrow Requirements*" above. In addition, various mortgage loans require monthly deposits into cash reserve accounts to fund property maintenance expenses.

Seismic. Bank of America generally obtains a seismic report for all mortgaged properties located in seismic zones 3 or 4 (as determined in accordance with the Uniform Building Code) to assess the estimated damage that may result from a seismic event that has a 10% chance of exceedance in a 50-year exposure period or a 475-year return period. Such reports utilize the ASTM Standard E2026-07 and E2557-07 definitions for Scenario Expected Loss.

Servicing. Bank of America currently services or contracts with third party servicers (for example, Wells Fargo Bank, National Association) for servicing the mortgage loans that it originates or acquires. Such interim servicers are assessed based upon the credit quality of the servicing institution and may be reviewed for their systems and reporting capabilities, collection procedures and ability to provide loan-level data. In addition, Bank of America may conduct background checks, meet with senior management to determine whether the servicer complies with industry standards or otherwise monitor the servicer on an ongoing basis.

Notwithstanding the foregoing discussion under this caption "—*Bank of America's Commercial Mortgage Loan Underwriting Standards*", one or more of the mortgage loans contributed to this securitization by BANA may vary from, or may not comply with, BANA's underwriting guidelines described above. In addition, in the case of one or more of the mortgage loans contributed to this securitization by BANA, BANA may not have strictly applied these underwriting guidelines as the result of a case-by-case permitted exception based upon other compensating or mitigating factors.

Exceptions to Bank of America's Disclosed Underwriting Guidelines

We have disclosed generally our underwriting guidelines with respect to the mortgage loans. However, one or more of BANA's mortgage loans may vary from the specific BANA underwriting guidelines described above when additional credit positive characteristics are present as discussed above. In addition, in the case of one or more of BANA's mortgage loans, BANA may not have applied each of the specific underwriting guidelines described above as the result of case-by-case permitted flexibility based upon other compensating factors. In certain cases, we may have made exceptions and the underwriting of a particular mortgage loan did not comply with all aspects of the disclosed criteria.

[EXCEPTIONS TO BE IDENTIFIED, INCLUDING PERCENTAGE OF THE INITIAL POOL BALANCE AS OF THE CUT-OFF DATE AND THE REASON FOR THE EXCEPTION.]

Certain characteristics of these mortgage loans can be found in Annex A.

Review of Bank of America Mortgage Loans

General. In connection with the preparation of this prospectus, Bank of America conducted a review of the mortgage loans that it is selling to the depositor designed and effected to provide reasonable assurance that the disclosure related to the Bank of America mortgage loans is accurate in all material respects. Bank of America determined the nature, extent and timing of the review and the level of assistance provided by any third party. The review was conducted by a deal team comprised of real estate and securitization professionals and third parties. Bank of America has ultimate authority and control over, and assumes all responsibility for and attributes to itself, the review and the findings and conclusions of the review of the mortgage loans that it is selling to the depositor. The procedures described below were employed with respect to all of the Bank of America mortgage loans, except that certain procedures were only relevant to the large loan disclosures in this prospectus, as further described below. No sampling procedures were used in the review process.

Database. Bank of America created a database of information (the "Bank of America Securitization Database") obtained in connection with the origination of the Bank of America mortgage loans, including:

certain information from the related mortgage loan documents;

certain borrower provided information, including certain rent rolls, certain operating statements and certain leases relating to certain mortgaged properties;

insurance information for the related mortgaged properties;

information from third party reports such as the appraisals, environmental and property condition reports;

credit and background searches with respect to the related borrowers; and

certain other information and search results obtained by Bank of America for each of the Bank of America mortgage loans during the underwriting process.

Bank of America may have included in the Bank of America Securitization Database certain updates to such information received by Bank of America after origination, such as information from the interim servicer regarding loan payment status, current escrows, updated operating statements and rent rolls and certain other information otherwise brought to the attention of the Bank of America securitization team. Such updates were not intended to be, and do not serve as, a re-underwriting of any mortgage loan.

Bank of America created a data file (the "Bank of America Data File") using the information in the Bank of America Securitization Database and provided that file to the depositor for use in compiling the numerical information regarding the Bank of America mortgage loans in this prospectus (particularly in Annexes A, B and C to this prospectus).

Data Comparisons and Recalculation. Bank of America, engaged a third party accounting firm to perform certain data comparison and recalculation procedures, which were designed by Bank of America relating to Bank of America mortgage loan information in this prospectus. These procedures included:

comparing the information in the Bank of America Data File against various source documents provided by Bank of America;

comparing numerical information regarding the Bank of America mortgage loans and the related mortgaged properties disclosed in this prospectus against the information contained in the Bank of America Data File; and

recalculating certain percentages, ratios and other formulas relating to the Bank of America mortgage loans disclosed in this prospectus.

Legal Review. For each Bank of America mortgage loan, Bank of America reviewed a legal loan and property information summary prepared by origination counsel, which summary includes important loan terms and certain property-level information obtained during the origination process. Bank of America also provided to each origination counsel a standardized set of representations and warranties similar to those attached as Annex D-2 to this prospectus and requested that origination counsel identify potential exceptions to such standard representations and warranties. Bank of America compiled and reviewed the potential exceptions received from origination counsel, engaged separate counsel to review the exceptions against the actual representations and warranties attached as Annex D-1 to this prospectus, revised the exceptions and provided them to the depositor for inclusion in Annex D-2 to this prospectus.

For Bank of America mortgage loans purchased by Bank of America or one of its affiliates, if any, from a third party originator, Bank of America reviewed the related purchase agreement, the representations and warranties made by the originator contained therein (together with the exceptions thereto) and certain provisions of the related loan documents and third party reports concerning the related mortgaged property that were provided by the originator of such mortgage loan. With respect to each such Bank of America mortgage loan, Bank of America and its counsel prepared exceptions to the representations and warranties attached as Annex D-1 to this prospectus and provided them to the depositor for inclusion in Annex D-2 to this prospectus.

In addition, with respect to each Bank of America mortgage loan, Bank of America reviewed, and in certain cases, requested that its counsel review, certain loan document provisions in connection with the disclosure of such provisions in this prospectus, such as property release provisions and other provisions specifically disclosed in this prospectus.

Certain Updates. Bank of America requested that each borrower under a Bank of America mortgage loan (or such borrower's origination or litigation counsel, as applicable) provide updates on any significant pending litigation that existed at origination. In addition, if Bank of America became aware of a significant natural disaster in the vicinity of a mortgaged property securing a Bank of America mortgage loan, Bank of America requested information on the property status from the related borrower in order to confirm whether any material damage to the mortgaged property had occurred.

Large Loan Summaries. Bank of America prepared, and reviewed with origination counsel and securitization counsel, the loan summaries for those of the Bank of America mortgage loans included in the ten (10) largest mortgage loans or groups of cross collateralized mortgage loans in the mortgage pool, which loan summaries and abbreviated loan summaries are incorporated in Annex A-3 to this prospectus.

Underwriting Standards. Bank of America also consulted with origination counsel to confirm that the Bank of America mortgage loans were originated in compliance with the origination and underwriting standards described above under "—*Bank of America's Commercial Mortgage Loan Underwriting Standards*," as well as to identify any material deviations from those origination and underwriting standards. See "—*Bank of America's Commercial Mortgage Loan Underwriting Standards—Exceptions to Bank of America's Disclosed Underwriting Guidelines*" above.

Findings and Conclusions. Bank of America found and concluded with reasonable assurance that the disclosure regarding the Bank of America mortgage loans in this prospectus is accurate in all material respects. Bank of America also found and concluded with reasonable assurance that the Bank of America mortgage loans were originated in accordance with Bank of America's origination procedures and underwriting standards, except to the extent described above under "—*Bank of America's Commercial Mortgage Loan Underwriting Guidelines—Exceptions to Bank of America's Disclosed Underwriting Guidelines*."

Repurchases and Replacements

The following table sets forth, for the period commencing October 1, 2011 and ending September 30, 2014, the information required by Rule 15Ga-1 under the Exchange Act concerning all assets securitized by Bank of America that were the subject of a demand to repurchase or replace for breach of the representations and warranties concerning the pool assets for all asset-backed securities held by non-affiliates of Bank of America where the underlying transaction agreements included a covenant to repurchase or replace an underlying asset of the CRE Loan asset class. The information for Bank of America as a securitizer of CRE Loans required to be set forth in a Form ABS-15G for the reporting period from [_____] through [_____]was set forth in a Form ABS-15G filed by Bank of America on [_____]. The Central Index Key Number of Bank of America is 0001102113.

[TABLE TO BE UPDATED AS NECESSARY]

Repurchases and Replacements
Asset Class: Commercial Mortgages

Name of Issuing Entity	Check if Registered	Name of Originator[1]	Total Assets in ABS by Originator			Assets That Were Subject of Demand[2]			Assets That Were Repurchased or Replaced[3]			Assets Pending Repurchase or Replacement (within cure period)			Demand in Dispute[4]			Demand Withdrawn[5]			Demand Rejected[6]		
			#	$	%	#	$[7]	%	#	$[7]	%	#	$[7]	%	#	$[7]	%	#	$[7]	%	#	$[7]	%

1. The originator is the party identified by Bank of America using the same methodology as Bank of America would use to identify the originator of assets for purposes of complying with Item 1110 of Regulation AB in connection with registered offerings of asset backed securities in the same asset class.

2. Reflects assets subject to demands to repurchase or replace that were received during the period from October 1, 2011 to September 30, 2014. Activity with respect to demands received during and, if applicable, prior to such period ended September 30, 2014, is reflected elsewhere in this table. If an asset changed status during such period ended September 30, 2014, information regarding the asset will appear in this column and the other applicable column in this table.

   Bank of America undertook the following steps to gather the information required by Rule 15Ga-1 under the Exchange Act: (i) identifying all asset backed securities transactions in which we acted as a securitizer that were not the subject of a filing on Form ABS-15G by an affiliated securitizer, (ii) performing a diligent search of our records and the records of affiliates that acted as securitizers in our transactions for all relevant information, (iii) reviewing appropriate documentation from all relevant transactions to determine the parties responsible for enforcing representations and warranties, and any other parties to the transaction who might reasonably be expected to have received repurchase requests (such parties, "Demand Entities"), (iv) making written request of each Demand Entity to provide any information in its possession regarding requests or demands to repurchase any loans for a breach of a representation or warranty with respect to any relevant transaction that was not previously provided to us. We followed up written requests made of Demand Entities as we deemed appropriate. In addition, we requested information from trustees and other Demand Entities as to investor demands that occurred prior to July 22, 2010. It is possible that this disclosure does not contain information about all investor demands upon those parties made prior to July 22, 2010.

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3. Reflects assets that were repurchased or replaced during the period from October 1, 2011 to [_____]. Where applicable, the demand for repurchase or replacement relating to any asset reported in this column may have been received prior to such period.

4. Includes assets for which any of the following situations apply as of [_____]:

   a. A related demand to repurchase or replace such asset was received by the representing party but not yet responded to by [_____];

   b. The representing party has responded to one or more related demands to repurchase or replace such asset by refuting the allegations supporting the most recent such demand and rejecting the repurchase demand but the party demanding repurchase or replacement of such asset has responded to such rejection and continues to assert the merits of its demand; or

   c. The representing party and the party demanding repurchase or replacement of such asset acknowledge that the ongoing dispute over the merits of such demand may not be readily resolved.

   Where applicable, the demand for repurchase or replacement relating to any asset reported in this column may have been received prior to the period from October 1, 2011 to [_____].

5. Includes assets for which the party demanding the repurchase or replacement of such asset has agreed to rescind its demand. Where applicable, the demand for repurchase or replacement relating to any asset reported in this column may have been received prior to the year ended [_____].

6. Reflects assets for which the representing party has responded to one or more related demands to repurchase or replace such asset by refuting the allegations supporting such demand and rejecting the repurchase demand(s) and the party demanding repurchase or replacement of such asset has not responded to the most recent such rejection as of [_____].

7. An outstanding principal balance shown in this column is calculated (a) for any asset that has not been liquidated, as the remaining outstanding principal balance of the asset at the earlier of the date on which it was repurchased, or replaced, if applicable, and [_____], or (b) for any asset no longer part of the pool assets at the end of the reporting period, as zero.

8. With respect to this securitization transaction, the information for Bank of America as a securitizer of CRE Loans required to be set forth in a Form ABS-15G for (a) the initial reporting period from January 1, 2009 through December 31, 2011, was set forth in the Form ABS-15G filed by Bank of America on February 14, 2012 (and subsequently amended by filing on August 23, 2012) and (b) for periods thereafter in the quarterly Form ABS-15G filings by Bank of America. The most recent such quarterly filing by Bank of America was on [_____]. The Central Index Key Number of Bank of America is 0001102113.

9. With respect to this securitization transaction, the information for Bank of America as a securitizer of CRE Loans required to be set forth in a Form ABS-15G for (a) the initial reporting period from January 1, 2009 through December 31, 2011, was set forth in the Form ABS-15G filed by Banc of America Merrill Lynch Commercial Mortgage, Inc. ("BAMLCM") on February 14, 2012 (and subsequently amended by filing on November 8, 2012) and (b) for periods thereafter in the quarterly Form ABS-15G filings by BAMLCM. The most recent such quarterly filing by BAMLCM was on [_____]. The Central Index Key Number of BAMLCM is 0001005007.

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Retained Interests in This Securitization

[Neither BANA nor any of its affiliates intends to retain any certificates issued by the issuing entity or any other economic interest in this securitization, [except that [_____] intends to purchase up to [$_____] initial Certificate Balance of the Class [___] certificates for investment]. [TO THE EXTENT APPLICABLE, DISCLOSURE WOULD BE ADDED AS TO ANY HEDGE (SECURITY SPECIFIC OR PORTFOLIO) MATERIALLY RELATED TO THE CREDIT RISK OF THE CERTIFICATES HELD THAT WAS ENTERED INTO BY BANA OR, IF KNOWN, BY AN AFFILIATE OF BANA TO OFFSET THE RISK POSITION HELD]

For information regarding the method by which BANA, as sponsor, intends to comply with the United States federal credit risk retention laws and regulations applicable to it, see "*Credit Risk Retention*".][APPLICABLE TO OFFERINGS WITH CLOSING DATES ON OR AFTER DECEMBER 24, 2016]

[NAMES OF OTHER SPONSORS]

[INCLUDE SIMILAR SPONSOR INFORMATION TO THAT SET FORTH ABOVE FOR BANA]

[IF ANY SPONSOR IS REQUIRED TO REPURCHASE OR REPLACE ANY ASSET FOR BREACH OF A REPRESENTATION AND WARRANTY, INCLUDE INFORMATION REGARDING THAT SPONSOR'S FINANCIAL CONDITION TO THE EXTENT THAT THERE IS A MATERIAL RISK THAT THE EFFECT ON ITS ABILITY TO COMPLY WITH THE PROVISIONS IN THE TRANSACTION AGREEMENTS RELATING TO THE REPURCHASE OBLIGATIONS FOR THOSE ASSETS RESULTING FROM SUCH FINANCIAL CONDITION COULD HAVE A MATERIAL IMPACT ON POOL PERFORMANCE OR PERFORMANCE OF THE ASSET-BACKED SECURITIES.]

[The Originators] [IF THERE ARE ORIGINATORS THAT ARE NOT SPONSORS OR MORTGAGE LOAN SELLERS]

[IDENTIFY ANY ORIGINATOR OR GROUP OF AFFILIATED ORIGINATORS THAT ORIGINATED 10% OR MORE OF THE POOL ASSETS AND ANY ORIGINATOR(S) ORIGINATING LESS THAN 10% OF THE POOL ASSETS IF THE CUMULATIVE AMOUNT ORIGINATED BY PARTIES OTHER THAN THE SPONSORS OR THEIR AFFILIATES IS MORE THAN 10% OF THE POOL ASSETS.]

[INCLUDE ALL INFORMATION REQUIRED TO BE DISCLOSED UNDER ITEM 1110(b) OF REGULATION AB FOR ANY ORIGINATOR OR GROUP OF AFFILIATED ORIGINATORS THAT ORIGINATE 20% OR MORE OF THE POOL ASSETS.]

[INCLUDE UNDERWRITING CRITERIA FOR ANY ORIGINATOR OR GROUP OF AFFILIATED ORIGINATORS THAT ORIGINATE 20% OR MORE OF THE POOL ASSETS.]

[IF ANY ORIGINATOR IS REQUIRED TO REPURCHASE OR REPLACE A POOL ASSET FOR BREACH OF A REPRESENTATION AND WARRANTY, INCLUDE INFORMATION REGARDING SUCH ORIGINATOR'S FINANCIAL CONDITION TO THE EXTENT THAT THERE IS A MATERIAL RISK THAT THE EFFECT ON ITS ABILITY TO COMPLY WITH THE PROVISIONS IN THE TRANSACTION AGREEMENTS RELATING TO THE REPURCHASE OBLIGATIONS FOR THOSE ASSETS RESULTING FROM SUCH FINANCIAL CONDITION COULD HAVE A MATERIAL IMPACT ON POOL PERFORMANCE OR PERFORMANCE OF THE ASSET-BACKED SECURITIES.]

The Depositor

Banc of America Merrill Lynch Commercial Mortgage Inc., (the "Depositor"), is a Delaware corporation and was organized on December 13, 1995 for the limited purpose of acquiring, owning and transferring mortgage assets and selling interests in the mortgage assets or bonds secured by the mortgage assets. The Depositor was incorporated in the State of Delaware on December 13, 1995 under

USActive 33104201.9

the name "NationsLink Funding Corporation" and filed Certificates of Amendment to its Certificate of Incorporation changing its name to "Banc of America Commercial Mortgage Inc." on August 24, 2000 and further changing its name to "Banc of America Merrill Lynch Commercial Mortgage Inc." on July 1, 2010. The Depositor is a wholly-owned subsidiary of the Sponsor. It is not expected that the Depositor will have any business operations other than offering mortgage pass-through certificates or bonds secured by mortgage assets and related activities. The Depositor maintains its principal office at Bank of America Tower, One Bryant Park, New York, New York 10036. The Depositor's telephone number is (980) 388-7451.

The depositor purchases commercial mortgage loans and interests in commercial mortgage loans for the purpose of selling those assets to trusts created in connection with the securitization of pools of assets and does not engage in any activities unrelated thereto. On the Closing Date, the depositor will acquire the mortgage loans from each mortgage loan seller and will simultaneously transfer them, without recourse, to the trustee for the benefit of the Certificateholders. The depositor does not have, nor is it expected in the future to have, any significant assets and is not engaged in activities unrelated to the securitization of mortgage loans. The depositor will not have any business operations other than securitizing mortgage loans and related activities.

The depositor will have minimal ongoing duties with respect to the certificates and the Mortgage Loans. The depositor's duties will include, without limitation, (i) appointing a successor trustee in the event of the resignation or removal of the trustee, (ii) providing information in its possession with respect to the certificates to the tax administrator to the extent necessary to perform REMIC tax administration, (iii) indemnifying the trustee, the tax administrator and the issuing entity for any liability, assessment or costs arising from the depositor's bad faith, negligence or malfeasance in providing such information, (iv) indemnifying the trustee and the tax administrator against certain securities laws liabilities, and (v) signing or contracting with the master servicer, signing any Annual Report on Form 10-K, including the certification therein required under the Sarbanes-Oxley Act, and any Distribution Reports on Form 10-D and Current Reports on Form 8-K required to be filed by the issuing entity. The depositor is also required under the underwriting agreement to indemnify the underwriters for certain securities law liabilities.

The Issuing Entity

The issuing entity, [NAME OF ISSUING ENTITY], will be a New York common law trust, formed on the Closing Date pursuant to the PSA.

The only activities that the issuing entity may perform are those set forth in the PSA, which are generally limited to owning and administering the mortgage loans and any REO Property, disposing of defaulted mortgage loans and REO Property, issuing the certificates, making distributions, providing reports to Certificateholders and other activities described in this prospectus. Accordingly, the issuing entity may not issue securities other than the certificates, or invest in securities, other than investing of funds in the Collection Account and other accounts maintained under the PSA in certain short-term permitted investments. The issuing entity may not lend or borrow money, except that the master servicer, the special servicer and the trustee may make Advances of delinquent monthly debt service payments and Servicing Advances to the issuing entity, but only to the extent it does not deem such Advances to be non-recoverable from the related mortgage loan; such Advances are intended to provide liquidity, rather than credit support. The PSA may be amended as set forth under "*Pooling and Servicing Agreement— Amendment*". The issuing entity administers the mortgage loans through the trustee, the certificate administrator, the master servicer and the special servicer. A discussion of the duties of the trustee, the certificate administrator, the master servicer and the special servicer, including any discretionary activities performed by each of them, is set forth in this prospectus under "*Transaction Parties—The Trustee*", "*—The Certificate Administrator*", "*—The Master Servicer*" and "*—The Special Servicer*" and "*Pooling and Servicing Agreement*".

The only assets of the issuing entity other than the mortgage loans and any REO Properties are the Collection Account and other accounts maintained pursuant to the PSA, the short-term investments in which funds in the Collection Account and other accounts are invested. The issuing entity has no present liabilities, but has potential liability relating to ownership of the mortgage loans and any REO Properties and certain other activities described in this prospectus, and indemnity obligations to the trustee, the certificate administrator, the depositor, the master servicer, the special servicer and the operating advisor. The fiscal year of the issuing entity is the calendar year. The issuing entity has no executive officers or board of directors and acts through the trustee, the certificate administrator, the master servicer and the special servicer.

The depositor will be contributing the mortgage loans to the issuing entity. The depositor will be purchasing the mortgage loans from the mortgage loan sellers, as described under "*Description of the Mortgage Loan Purchase Agreements*".

The Trustee

[_____] will act as trustee on behalf of the Certificateholders pursuant to the PSA.

[DISCLOSURE TO BE ADDED REGARDING THE TRUSTEE AND A DESCRIPTION OF TRUSTEE'S EXPERIENCE SERVING AS A TRUSTEE FOR TRANSACTIONS WITH SIMILAR ASSETS AS REQUIRED UNDER ITEM 1109]

The parties to this transaction may maintain banking and other commercial relationships with [_____] and its affiliates.

[_____] is subject to various legal proceedings that arise from time to time in the ordinary course of business. [_____] does not believe that the ultimate resolution of any of these proceedings will have a material adverse effect on its services as trustee.

The responsibilities of the trustee are set forth in the PSA. A discussion of the role of the trustee and its continuing duties, including: 1) any actions required by the trustee, including whether notices are required to investors, rating agencies or other third parties, upon an event of default, potential event of default (and how defined) or other breach of a transaction covenant and any required percentage of a class or classes of asset-backed securities that is needed to require the trustee to take action, 2) limitations on the trustee's liability under the transaction agreements regarding the asset-backed securities transaction, 3) any indemnification provisions that entitle the trustee to be indemnified from the cash flow that otherwise would be used to pay the asset-backed securities, and 4) any contractual provisions or understandings regarding the trustee's removal, replacement or resignation, as well as how the expenses associated with changing from one trustee to another trustee will be paid, is set forth in this prospectus under "*Pooling and Servicing Agreement".* In its capacity as trustee on commercial mortgage loan securitizations, [_____] and its affiliates are generally required to make an advance if the related servicer or special servicer fails to make a required advance. See "*Pooling and Servicing Agreement— Advances".*

[There are no legal proceedings pending against [_____], or to which any property of [_____] is subject, that are material to the Certificateholders and [_____] has no actual knowledge of any such proceedings of this type contemplated by governmental authorities.]

For a description of any material affiliations, relationships and related transactions between the trustee and the other transaction parties, see "*Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties*".

The trustee will only be liable under the PSA to the extent of the obligations specifically imposed by the PSA. For further information regarding the duties, responsibilities, rights and obligations of the trustee under the PSA, including those related to indemnification, see "*Pooling and Servicing Agreement— Limitation on Liability; Indemnification*". Certain terms of the PSA regarding the trustee's removal, replacement or resignation are described under "*Pooling and Servicing Agreement—Resignation and Removal of the Trustee and the Certificate Administrator*".

The information set forth under this sub-heading has been provided by [_____].

The Certificate Administrator

[_____] will act as the certificate administrator and custodian under the PSA. The certificate administrator will also be the REMIC administrator and the 17g-5 Information Provider under the PSA.

[DISCLOSURE TO BE ADDED REGARDING THE CERTIFICATE ADMINISTRATOR AND DESCRIPTION OF CERTIFICATE ADMINISTRATOR'S EXPERIENCE SERVING AS A CERTIFICATE ADMINISTRATOR FOR TRANSACTIONS WITH SIMILAR ASSETS AS REQUIRED UNDER ITEM 1109 OF REGULATION AB II]

Under the terms of the PSA, the certificate administrator is responsible for securities administration, which includes pool performance calculations, distribution calculations and related distributions to certificateholders and the preparation of monthly distribution reports. The certificate administrator is responsible for the preparation and filing of all REMIC and grantor trust tax returns on behalf of the trust REMICs and the grantor trust and, to the extent required under the PSA, the preparation of monthly reports on Form 10-D, certain Current Reports on Form 8-K and Annual Reports on Form 10-K that are required to be filed with the SEC on behalf of the issuing entity. [_____] is acting as custodian of the mortgage loan files pursuant and subject to the PSA. In that capacity, [_____] is responsible to hold and safeguard the mortgage notes and other contents of the mortgage files on behalf of the trustee and the Certificateholders. [_____] maintains each mortgage loan file in a separate file folder marked with a unique bar code to assure loan-level file integrity and to assist in inventory management. Files are segregated by transaction or investor.]

[_____] serves or may have served within the past [___] years as loan file custodian for various mortgage loans owned by one or more of the sponsors or an affiliate of one or more of the sponsors, and one or more of those mortgage loans may be included in the issuing entity. The terms of any custodial agreement under which those services are provided by [_____] are customary for the mortgage-backed securitization industry and provide for the delivery, receipt, review and safekeeping of mortgage loan files.]

[There are no legal proceedings pending against [_____], or to which any property of [_____] is subject, that are material to the Certificateholders, and [_____] has no actual knowledge of any such proceedings of this type contemplated by governmental authorities.]

For a description of any material affiliations, relationships and related transactions between the certificate administrator and the other transaction parties, see "*Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties*".

The certificate administrator will only be liable under the PSA to the extent of the obligations specifically imposed by the PSA. For further information regarding the duties, responsibilities, rights and obligations of the certificate administrator under the PSA, including those related to indemnification, see "*Pooling and Servicing Agreement—Limitation on Liability; Indemnification*". Certain terms of the PSA regarding the certificate administrator's removal, replacement or resignation are described under *"Pooling and Servicing Agreement—Resignation and Removal of the Trustee and the Certificate Administrator"*.

The foregoing information set forth under this heading "*The Certificate Administrator*" has been provided by [_____].

The Master Servicer

[_____] will act as the master servicer for all of the Mortgage Loans to be deposited into the issuing entity and the Serviced Companion Loans.

[DISCLOSURE TO BE ADDED REGARDING THE MASTER SERVICER AND DESCRIPTION OF THE MASTER SERVICER'S EXPERIENCE SERVING AS A MASTER SERVICER FOR TRANSACTIONS WITH SIMILAR ASSETS AS REQUIRED UNDER ITEM 1108 OF REGULATION AB]

[There are no legal proceedings pending against [_____], or to which any property of [_____] is subject, that are material to the Certificateholders, and [_____] has no actual knowledge of any such proceedings of this type contemplated by governmental authorities.]

For a description of any material affiliations, relationships and related transactions between the master servicer and the other transaction parties, see "*Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties*".

The master servicer will have various duties under the PSA. Certain duties and obligations of the master servicer are described under "*Pooling and Servicing Agreement—General*" and "*—Enforcement of "Due-on-Sale" and "Due-on-Encumbrance Provisions*". The master servicer's ability to waive or modify any terms, fees, penalties or payments on the Mortgage Loans (other than the Non-Serviced Mortgage Loan), and the effect of that ability on the potential cash flows from such Mortgage Loans, are described under "*Pooling and Servicing Agreement—Modifications, Waivers and Amendments*". The master servicer's obligations as the servicer to make advances, and the interest or other fees charged for those advances and the terms of the master servicer's recovery of those advances, are described under "*Pooling and Servicing Agreement—Advances*".

The master servicer will not have primary responsibility for custody services of original documents evidencing the Mortgage Loans, the Serviced Companion Loans. On occasion, the master servicer may have custody of certain of such documents as are necessary for enforcement actions involving the Mortgage Loans or the Serviced Companion Loans or otherwise. To the extent master servicer performs custodial functions as a servicer, documents will be maintained in a manner consistent with the Servicing Standard.

The master servicer will only be liable under the PSA to the extent of the obligations specifically imposed by the PSA. Certain terms of the PSA regarding the master servicer's removal or replacement, resignation are described under "*Pooling and Servicing Agreement—Limitation on Liability; Indemnification*", "*—Termination of Servicer and Special Servicer for Cause—Servicer Termination Events*", "*—Rights Upon Servicer Termination Event*" and "*—Waiver of Servicer Termination Event*". The master servicer's rights and obligations with respect to indemnification, and certain limitations on the master servicer's liability under the PSA, are described under "*Pooling and Servicing Agreement—Limitation on Liability; Indemnification*".

[Neither the master servicer nor any of its affiliates intends to retain any certificates issued by the issuing entity or any other economic interest in this securitization, [except that [_____] intends to purchase up to [$_____] initial Certificate Balance of the Class [___] certificates for investment] [IF APPLICABLE, DESCRIBE ANY RIGHT TO RETAIN A PORTION OF THE MASTER SERVICING FEE EVEN IF THE MASTER SERVICER IS NO LONGER ACTING IN THAT CAPACITY] [TO THE EXTENT APPLICABLE, DISCLOSURE WOULD BE ADDED AS TO ANY HEDGE (SECURITY SPECIFIC OR PORTFOLIO) MATERIALLY RELATED TO THE CREDIT RISK OF THE INTEREST RETAINED IN THE TRANSACTION THAT WAS ENTERED INTO BY THE MASTER SERVICER OR, IF KNOWN, BY AN AFFILIATE OF THE MASTER SERVICER TO OFFSET THE RISK POSITION HELD]

The information set forth above under this heading "*Transaction Parties—The Master Servicer*" has been provided by [_____].

The Non-Serviced Master Servicer [DISCLOSURE TO BE ADDED IF NON-SERVICED MASTER SERVICER SERVICES NON-SERVICED MORTGAGE LOAN IN EXCESS OF 20% OF THE INITIAL POOL BALANCE OR IS AN AFFILIATED NON-SERVICED MASTER SERVICER]

[___] is the master servicer of the Non-Serviced Whole Loan under the pooling and servicing agreement related to the [NAME OF NON-SERVICED MORTGAGE LOAN SECURITIZATION DEAL] securitization.]

The role and responsibilities of the master servicer with respect to the Non-Serviced Whole Loan are similar to those of the master servicer of the Mortgage Loans (other than Non-Serviced Mortgage Loan) under the PSA, and are further summarized in this prospectus under *"Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan"*.

[Information similar to that provided above for the master servicer will be provided.]

[The foregoing information under this heading "*Transaction Parties—The Non-Serviced Master Servicer*" has been provided by [_____].

The Special Servicer

[___] will initially be appointed to act as the special servicer under the PSA. In such capacity, the special servicer will be responsible for the servicing and administration of the Specially Serviced Loans and REO Properties pursuant to the PSA.

[DISCLOSURE TO BE ADDED REGARDING THE SPECIAL SERVICER AND DESCRIPTION OF THE MASTER SERVICER'S EXPERIENCE SERVING AS A SPECIAL SERVICER FOR TRANSACTIONS WITH SIMILAR ASSETS AS REQUIRED UNDER ITEM 1108 OF REGULATION AB]

The special servicer will not have primary responsibility for custody services of original documents evidencing the Mortgage Loans or the Subordinate Companion Loan. The special servicer may from time to time have custody of certain of such documents as necessary for enforcement actions involving particular Mortgage Loans or the Subordinate Companion Loan or otherwise. To the extent that the special servicer has custody of any such documents for any such servicing purposes, such documents will be maintained in a manner consistent with the Servicing Standard.

The special servicer will not have any material advancing rights or obligations. In certain instances, the special servicer may have the right or be obligated to make property related servicing advances in emergency situations.

[[____] occasionally engages consultants to perform property inspections and to provide surveillance on a property and its local market; it currently does not have any plans to engage sub-servicers to perform on its behalf any of its duties with respect to this transaction with the exception of some outsourced base servicing functions.]

[There are no legal proceedings pending against [____], or to which any property of [____] is subject, that are material to the Certificateholders, and [____] has no actual knowledge of any such proceedings of this type contemplated by governmental authorities.]

[____] is an affiliate of the entity expected to purchase the [SPECIFIC CLASSES] certificates (and may purchase certain other classes of certificates) and be appointed as the initial Directing Certificateholder. For a description of any other material affiliations, relationships and related transactions between the special servicer and the other transaction parties, see "*Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties*".

The special servicer's role and responsibilities are set forth in this prospectus under *"Pooling and Servicing Agreement"*. The special servicer's ability to waive or modify any terms, fees, penalties or payments on the Mortgage Loans (other than the Non-Serviced Mortgage Loan) and the related Serviced Companion Loans, and the effect of that ability on the potential cash flows from such Mortgage Loans and the related Serviced Companion Loans, are described under "*Pooling and Servicing Agreement—Modifications, Waivers and Amendments*".

The special servicer will only be liable under the PSA to the extent of the obligations specifically imposed by the PSA. Certain terms of the PSA regarding the special servicer's removal, replacement, resignation or transfer are described under "*Pooling and Servicing Agreement—Limitation on Liability; Indemnification*", "*—Termination of Servicer and Special Servicer for Cause—Servicer Termination Events*" and "*—Rights Upon Servicer Termination Event*". The master servicer's rights and obligations

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with respect to indemnification, and certain limitations on the master servicer's liability under the PSA, are described under *"Pooling and Servicing Agreement—Limitation on Liability; Indemnification"*.

[Neither the special servicer nor any of its affiliates intends to retain any certificates issued by the issuing entity or any other economic interest in this securitization, [except that [_____] intends to purchase up to [$_____] initial Certificate Balance of the Class [___] certificates for investment] [TO THE EXTENT APPLICABLE, DISCLOSURE TO BE ADDED AS TO ANY HEDGE (SECURITY SPECIFIC OR PORTFOLIO) MATERIALLY RELATED TO THE CREDIT RISK OF THE INTEREST RETAINED IN THE TRANSACTION THAT WAS ENTERED INTO BY THE MASTER SERVICER OR, IF KNOWN, BY AN AFFILIATE OF THE MASTER SERVICER TO OFFSET THE RISK POSITION HELD]

The foregoing information under this heading *"Transaction Parties—The Special Servicer"* has been provided by [_____].

The Non-Serviced Special Servicer [TO BE ADDED IF NON-SERVICED SPECIAL SERVICER SERVICES NON-SERVICED MORTGAGE LOAN IN EXCESS OF 20% OF THE INITIAL POOL BALANCE OR IS AN AFFILIATED NON-SERVICED SPECIAL SERVICER]

[___] is the special servicer of the Non-Serviced Whole Loan under the pooling and servicing agreement related to the [NAME OF NON-SERVICED MORTGAGE LOAN SECURITIZATION DEAL] securitization.]

The role and responsibilities of the special servicer with respect to the Non-Serviced Whole Loan are similar to those of the special servicer of the mortgage loans under the PSA, and are further summarized in this prospectus under *"Pooling and Servicing Agreement – Servicing of the Non-Serviced Mortgage Loan"*.

[Information similar to that provided above for the special servicer will be provided.]

The foregoing information under this heading *"Transaction Parties—The Non-Serviced Special Servicer"* has been provided by [_____].

[OTHER SERVICERS]

[TO THE EXTENT APPLICABLE, DISCLOSURE WILL BE ADDED REGARDING OTHER APPLICABLE SERVICERS SUCH AS PRIMARY SERVICERS OR SUB-SERVICERS]

The Operating Advisor

[_____] ("[_____]"), a [_____], will act as operating advisor under the PSA. The operating advisor will have certain review and consultation duties with respect to activities of the special servicer.

[DISCLOSURE TO BE ADDED REGARDING THE OPERATING ADVISOR AND A DESCRIPTION OF OPERATING ADVISOR'S EXPERIENCE SERVING AS AN OPERATING ADVISOR FOR TRANSACTIONS WITH SIMILAR ASSETS]

[There are no legal proceedings pending against [_____], or to which any property of [_____] is subject, that are material to the Certificateholders, and [_____] has no actual knowledge of any such proceedings of this type contemplated by governmental authorities.]

For a description of any material affiliations, relationships and related transactions between the operating advisor and the other transaction parties, see *"Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties"*.

The operating advisor will only be liable under the PSA to the extent of the obligations specifically imposed by the PSA. For further information regarding the duties, responsibilities, rights and obligations of the operating advisor under the PSA, including those related to indemnification, see *"Pooling and*

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Servicing Agreement—The Operating Advisor" and "*Pooling and Servicing Agreement—Limitation on Liability; Indemnification*". Certain terms of the PSA regarding the operating advisor's removal, replacement, resignation or transfer are described under "*Pooling and Servicing Agreement—The Operating Advisor*".

[DISCLOSURE TO BE ADDED, FOR OFFERINGS WITH CLOSING DATES ON OR AFTER DECEMBER 24, 2016, DESCRIBING HOW THE OPERATING ADVISOR SATISFIES THE REQUIREMENTS OF "ELIGIBLE OPERATING ADVISOR"]

The foregoing information under this heading "*Transaction Parties—The Operating Advisor*" has been provided by [_____].

The Asset Representations Reviewer

[_____] ("[_____]"), a [_____], will act as asset representations reviewer under the PSA. The asset representations reviewer will be required to review certain delinquent mortgage loans after a specified delinquency threshold has been exceeded and the required percentage of Certificateholders vote to direct a review of such delinquent mortgage loans. [IN CONNECTION WITH ANY SERVICED WHOLE LOAN, ADD DISCLOSURE REGARDING CIRCUMSTANCES IN WHICH THE ASSET REPRESENTATIONS REVIEWER MAY BE DELEGATED THE RESPONSIBILITY TO ACT AS ASSET REPRESENTATIONS REVIEWER SOLELY FOR THE SERVICED COMPANION LOAN IF THE CONDITIONS FOR AN ASSET REVIEW HAVE BEEN MET UNDER THAT PSA, THE COSTS OF WHICH REVIEW TO BE BORNE BY THE ISSUING ENTITY CREATED UNDER THAT PSA. ALSO, IN CONNECTION WITH ANY NON-SERVICED WHOLE LOAN, ADD DISCLOSURE REGARDING CIRCUMSTANCES IN WHICH THE ASSET REPRESENTATIONS REVIEWER IS REQUIRED TO DELEGATE TO THE ASSET REPRESENTATIONS REVIEWER APPOINTED UNDER THE NON-SERVICED PSA THE RESPONSIBILITY TO ACT AS ASSET REPRESENTATIONS REVIEWER SOLELY FOR THE NON-SERVICED MORTGAGE LOAN IF THE CONDITIONS FOR AN ASSET REVIEW HAVE BEEN MET UNDER THE PSA FOR THIS TRANSACTION, THE COSTS OF WHICH REVIEW TO BE BORNE BY THE ISSUING ENTITY FOR THIS TRANSACTION.]

[DISCLOSURE TO BE ADDED REGARDING THE ASSET REPRESENTATIONS REVIEWER AND A DESCRIPTION OF ASSET REPRESENTATIONS REVIEWER'S EXPERIENCE SERVING AS AN ASSET REVIEWER FOR TRANSACTIONS WITH SIMILAR ASSETS]

[There are no legal proceedings pending against [____], or to which any property of [____] is subject, that are material to the Certificateholders, and [____] has no actual knowledge of any such proceedings of this type contemplated by governmental authorities.]

For a description of any material affiliations, relationships and related transactions between the asset representations reviewer and the other transaction parties, see "*Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties*".

The asset representations reviewer will only be liable under the PSA to the extent of the obligations specifically imposed by the PSA, and no implied duties or obligations may be asserted against the asset representations reviewer. [DESCRIBE ANY LIMITATIONS ON THE ASSET REPRESENTATION REVIEWER'S LIABILITY UNDER THE PSA] For further information regarding the duties, responsibilities, rights and obligations of the asset representations reviewer under the PSA, including those related to indemnification, see "*Pooling and Servicing Agreement—The Asset Representations Reviewer*" and "*Pooling and Servicing Agreement—Limitation on Liability; Indemnification*". Certain terms of the PSA regarding the asset representations reviewer's removal, replacement, resignation or transfer are described under "*Pooling and Servicing Agreement—The Asset Representations Reviewer*".

The foregoing information under this heading "*Transaction Parties—The Asset Representations Reviewer*" has been provided by [_____].

[CREDIT RISK RETENTION]

[APPLICABLE TO OFFERINGS WITH CLOSING DATES ON OR AFTER DECEMBER 24, 2016]

General

[INCLUDE FOR ANY TRANSACTION WHERE A PORTION OF THE REQUIRED CREDIT RISK RETENTION IS SATISFIED BY CREDIT RISK RETENTION HELD BY AN ORIGINATOR: The conditions permitting the allocation of credit risk retention to an originator will be satisfied on the Closing Date.]

[DISCLOSURE TO BE ADDED IF THE SPONSOR INTENDS TO RETAIN A HORIZONTAL INTEREST IN THE TRANSACTION:]

[We expect that BANA [and [NAME AND FORM OF ORGANIZATION OF 20% ORIGINATOR] will acquire [in the aggregate] the certificates identified in the table below]:

Class of Certificates	[Estimated Range of] Certificate Balance of Retained Certificates and Their Fair Values[(1)]
Class [__]	[____]% to [_____]% $[_____] to $[_____]
Class [__]	[____]% to [_____]% $[_____] to $[_____]
Class [__]	[____]% to [_____]% $[_____] to $[_____]

[(1)] The fair value of the applicable certificate balance of the indicated class of certificates expressed as a percentage of the fair value of all of the certificates issued by the issuing entity. For a description of the manner in which the sponsor determined the fair value of the certificates, see "-*Determination of Amount of Required Credit Risk Retention*".

The aggregate fair value of the certificates identified in the above table is equal to or greater than 5% of the aggregate fair value of all the certificates issued by issuing entity. [[NAME OF ORIGINATOR] is expected to purchase $[_____] Certificate Balance of the Class [__] certificates identified in the table above [for cash on the Closing Date][through a reduction in the price received by [_____] from the depositor for the mortgage loans sold by [_____] to the depositor on the Closing Date] in the amount of $[_____].]] For a description of the material terms of the classes of certificates identified in the table above, see "*Description of the Certificates*".

[DISCLOSURE IF THE SPONSOR INTENDS TO RETAIN A VERTICAL INTEREST IN THE TRANSACTION:]

[[BANA] [and [NAME AND FORM OF ORGANIZATION OF 20% ORIGINATOR]] expect[s] to retain in the aggregate the certificates identified in the table below]:

Class of Certificates	Certificate Balance[(1)]
Class [__]	$[_____]
Class [__]	$[_____]
Class [__]	$[_____]

(1) Represents [5]% of each class of certificates issued by the issuing entity. [IF ONE OR MORE 20% ORIGINATORS PURCHASES A PORTION OF THE TOTAL CERTIFICATE BALANCE OF THE INDICATED CLASSES OF CERTIFICATES, A SEPARATE CERTIFICATE BALANCE COLUMN WILL BE INCLUDED FOR EACH ENTITY PURCHASING A PORTION OF THE REQUIRED VERTICAL INTEREST.]

For a description of the material terms of the classes of certificates identified in the table above, see "*Description of the Certificates*". [[NAME OF ORIGINATOR] is expected to purchase the certificates identified in the table above as to be purchased by it [for cash on the Closing Date][through a reduction in the price received from the depositor for the mortgage loans sold by it to the depositor on the Closing Date] in the amount of $[________].]]

[DISCLOSURE IF THE SPONSOR INTENDS TO RETAIN A COMBINATION OF A VERTICAL INTEREST AND A HORIZONTAL INTEREST:]

[[BANA] [and [NAME AND FORM OF ORGANIZATION OF 20% ORIGINATOR]] expect[s] to retain in the aggregate the certificates identified in the table below]:

Vertical Interest:

Class of Certificates	Certificate Balance(1)
Class [__]	$[_____]
Class [__]	$[_____]
Class [__]	$[_____]
Class [__]	$[_____]
Class [__]	$[_____]
Class [__]	$[_____]

(1) Represents [__]% of each class of certificates issued by the issuing entity. [IF ONE OR MORE 20% ORIGINATORS PURCHASES A PORTION OF THE TOTAL CERTIFICATE BALANCE OF THE INDICATED CLASSES OF CERTIFICATES, A SEPARATE CERTIFICATE BALANCE COLUMN WILL BE INCLUDED FOR EACH ENTITY PURCHASING A PORTION OF THE REQUIRED VERTICAL INTEREST.]

Horizontal Interest:

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Class of Certificates	[Estimated Range of] Fair Value of Certificate Balance[(1)]
Class [__]	N/A
Class [__]	N/A
Class [__]	N/A
Class [__]	[_____]% to [_____]% $[_____] to $[_____]
Class [__]	[_____]% to [_____]% $[_____] to $[_____]
Class [__]	[_____]% to [_____]% $[_____] to $[_____]

[(1)]   The fair value of the applicable certificate balance of the indicated class of certificates expressed as a percentage of the fair value of all of the certificates issued by the issuing entity. For a description of the manner in which the sponsor determined the fair value of the certificates, see "-*Determination of Amount of Required Credit Risk Retention".* [IF ONE OR MORE 20% ORIGINATORS PURCHASES A PORTION OF THE TOTAL CERTIFICATE BALANCE OF THE INDICATED CLASSES OF CERTIFICATES, A SEPARATE CERTIFICATE BALANCE COLUMN WILL BE INCLUDED FOR EACH ENTITY PURCHASING A PORTION OF THE REQUIRED HORIZONTAL CREDIT RISK RETENTION.]

[The aggregate fair value of the Class [__] and Class [__] certificates identified in the above table entitled "Horizontal Interest" is equal to [__]% of the aggregate fair value of all certificates issued by issuing entity. The aggregate certificate balance of the Class [__] and Class [__] certificates identified in the above table entitled "Vertical Interest" is equal to [__]% of the aggregate certificate balance of all certificates issued by issuing entity. [[NAME OF ORIGINATOR] is expected to purchase the certificates identified in the [two] prior tables as to be purchased by it [for cash on the Closing Date][through a reduction in the price received from the depositor for the mortgage loans sold by it to the depositor on the Closing Date] in an amount equal to $[_____].]] For a description of the material terms of the classes of certificates identified in the table above, see "*Description of the Certificates*".

[DISCLOSURE IF THE SPONSOR INTENDS TO SATISFY ITS CREDIT RISK RETENTION OBLIGATIONS THROUGH THE PURCHASE BY ONE OR TWO THIRD-PARTY PURCHASERS ACQUIRING A HORIZONTAL INTEREST:]

[[NAME AND FORM OF ORGANIZATION OF THIRD PARTY PURCHASER] (the "B-Piece Buyer") is expected to purchase the certificates identified in the table below. [NAME OF THIRD PARTY PURCHASER] has been an investor in commercial mortgage-backed securities for [__] years and has been the purchaser of the most subordinated class or classes of securities in [__] separate CMBS transactions representing $[___] (by aggregate initial principal balance). [DISCLOSURE TO BE ADDED AS TO ANY OTHER INFORMATION REGARDING THE THIRD–PARTY PURCHASER THAT IS MATERIAL TO INVESTORS IN LIGHT OF THE CIRCUMSTANCES OF THE PARTICULAR SECURITIZATION TRANSACTION, INCLUDING A DESCRIPTION OF THE COLLATERAL REVIEW PERFORMED BY THE THIRD PARTY PURCHASER]

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Class of Certificates	Certificate Balance[1]	[Estimated Range of] Certificate Balances of [Third Party Purchaser's] Retained Certificates and Their Fair Values[2]	[Estimated Range of] Certificate Balances of Sponsor's Required Retained Certificates and Their Fair Values[3]	Purchase Price ($)
Class [ ]	$[ ]	[ ]%/$[ ]	[ ]%/$[ ]	$[ ]
Class [ ]	$[ ]	[ ]%/$[ ]	[ ]%/$[ ]	$[ ]
Class [ ]	$[ ]	[ ]%/$[ ]	[ ]%/$[ ]	$[ ]

[1] Represents [__]% of each class of certificates issued by the issuing entity.[THE FOREGOING % REPRESENTS 5% MINUS THE % OF HORIZONTAL RISK RETENTION BEING PURCHASED BY THE THIRD PARTY PURCHASER] [If one or more 20% originators purchases a portion of the total Certificate Balance of the indicated classes of certificates, a separate Certificate Balance column will be included for each entity purchasing a portion of the total required credit risk retention.]

[2] The fair value of the applicable certificate balance of the indicated class of certificates expressed as a percentage of the fair value of all of the certificates issued by the issuing entity. For a description of the manner in which the sponsor determined the fair value of the certificates, see "-*Determination of Amount of Required Credit Risk Retention*".

[3] The fair value of the applicable certificate balance of the indicated class of certificates expressed as a percentage of the fair value of all of the certificates issued by the issuing entity. For a description of the manner in which the sponsor determined the fair value of the certificates, see "-*Determination of Amount of Required Credit Risk Retention*".

The aggregate fair value of the certificate balance of the classes of certificates in the above table is equal to [5]% of the fair value of the aggregate certificate balance of all of the classes of certificates issued by the issuing entity.

The operating advisor for the transaction is [NAME OF OPERATING ADVISOR], a [FORM OF ORGANIZATION]. The operating advisor is required to be an Eligible Operating Advisor. For information regarding the operating advisor, a description of how the operating advisor satisfies the requirements of an Eligible Operating Advisor, a description of the material terms of the PSA with respect to the operating advisor, the operating advisor's compensation, and any material conflicts of interest or material potential conflicts of interest between the operating advisor and another party to this securitization transaction, see "*Transaction Parties—The Operating Advisor*", "*Pooling and Servicing Agreement—The Operating Advisor*", "*Pooling and Servicing Agreement—Servicing and Other Compensation and Payment of Expenses—Operating Advisor Compensation*" and "*Risk Factors—Risks Related to Conflicts of Interest— Potential Conflicts of Interest of the Operating Advisor*".

BANA will make the representations and warranties identified on Annex D-1, subject to certain exceptions to such representations and warranties set forth in Annex D-2. [INSERT APPLICABLE FACTORS USED BY BANA TO INCLUDE THE MORTGAGE LOANS IDENTIFIED ON ANNEX D-2 FOR WHICH EXCEPTIONS WERE MADE TO CERTAIN REPRESENTATIONS AND WARRANTIES, NOTWITHSTANDING THAT THE MORTGAGE LOANS DID NOT COMPLY WITH THE INDICATED REPRESENTATIONS AND WARRANTIES.]

[IN THE EVENT THAT THE SPONSORS SATISFY THEIR CREDIT RISK RETENTION OBLIGATIONS THROUGH A COMBINATION OF HORIZONTAL RETENTION, VERTICAL RETENTION AND THROUGH THE PURCHASE BY ONE OR TWO THIRD-PARTY PURCHASERS ACQUIRING A HORIZONTAL INTEREST, THE INFORMATION IN THE INDICATED SECTIONS ABOVE WILL BE PROVIDED AS REQUIRED.]

Determination of Amount of Required Credit Risk Retention

[THIS SECTION WILL BE REVISED AS NECESSARY TO THE EXTENT THE SPONSOR ELECTS TO SATISFY ITS REQUIRED CREDIT RISK RETENTION WITHOUT A SALE TO ONE OR MORE THIRD-PARTY PURCHASERS] [BRACKETED TEXT IN THE SECTION BELOW WILL BE INCLUDED FOR THE PRELIMINARY PROSPECTUS ONLY.]

General

Commercial mortgage backed securities such as the Principal Balance Certificates are typically priced based relative to either the swap yield curve or to a targeted yield.   The method of pricing used is primarily a function of the rating, but can also be determined by prevailing market conditions or investor preference. For this transaction, the Class [__], Class [__] and Class [__] Certificates (the "Swap Priced Principal Balance Certificates") are anticipated to be priced based on the swap yield curve, and the Class [__], Class [__] and Class [__] Certificates (the "Yield Priced Principal Balance Certificates") are anticipated to be priced based on a targeted yield.   Commercial mortgage backed securities such as the Class [__] Certificates (the "Interest-Only Certificates") are typically priced relative to the treasury yield curve. The sponsor made its determination of the [range of] fair value[s] of the certificates presented above based on a number of inputs consistent with these typical pricing methodologies in the manner described below for the applicable class of Certificates.

Swap Priced Principal Balance Certificates:

Based on the Modeling Assumptions and assuming a 0% CPR prepayment rate, the sponsor calculated what the expected scheduled principal payments on each class of certificates would be over the course of the transaction (for each class of certificates, the "Scheduled Certificate Principal Payments") based on when principal payments were required to be made under the terms of the underlying mortgage loan documents during each Collection Period and which classes of certificates would be entitled to receive principal payments based on the certificate payment priorities described in "*Description of Certificates—Priority of Distributions*". On the basis of the Scheduled Certificate Principal Payments, the sponsor calculated the weighted average life for each class of Swap Priced Principal Balance Certificates.

Swap Yield Curve. The sponsor utilized the [assumed] swap yield curve in the table below in determining the [range of] fair value[s] of the Swap Priced Principal Balance Certificates. [The actual swap yield curve that will be used as a basis for determining the price of the Swap Priced Principal Balance Certificates is not known at this time and differences in the swap yield curve will ultimately result in higher or lower fair market value calculations. For an expected range of values at specified points along the swap yield curve, see the table below entitled "Range of Swap Yield Curve Values". The sponsor identified the range presented in the table below at each maturity on the swap yield curve as [__]% higher and lower from the percent on the swap yield curve, which is the sponsor's estimate of the largest increase or decrease in the swap yield at that maturity reasonably expected to occur prior to pricing of the certificates[, based on historical [_____]-[week] moves over the past [months] [years.].]

[INSERT SWAP YIELD CURVE CHART SHOWING DISCOUNT YIELD AS A FUNCTION OF MATURITY]

[INSERT CHART OF RANGE OF SWAP YIELD CURVE VALUES AT SPECIFIED MATURITIES]

Based on the swap yield curve, the sponsor will determine for each class of Swap Priced Principal Balance Certificates the swap yield reflected on the swap yield curve (the "Interpolated Yield") that corresponds to that class's weighted average life, by using a straight-line interpolation if the weighted average life does not correspond to a specified maturity on the swap yield curve.

Credit Spread Determination. The sponsor determined the credit spread for each class of certificates on the basis of market bids obtained for [similar commercial mortgaged-backed securities with similar [credit ratings and [INSERT OTHER CERTIFICATE CHARACTERISTICS USED]] as the related class of certificates as of the date of this prospectus][each class of certificates from prospective investors]. [The credit spread for a particular class of certificates at the time of pricing is not known at this time and differences in the then current credit spread demanded by investors for similar commercial mortgaged-backed securities will ultimately result in higher or lower fair market values. The sponsor identified the range presented in the table below as [___]% higher and lower from the base case credit spread percentage, which is the sponsor's estimate of the largest percentage increase or decrease in the credit spread for commercial mortgage-backed securities reasonably expected to occur prior to pricing of the certificates[, based on the sponsor's observation and experience with other comparable CMBS transactions marketed during the past [_____][weeks][months.].]

[Range of] Credit Spreads for the Swap Priced Principal Balance Certificates			
Class of Certificates	[Low Estimate of Credit Spread]	[Base Case] Credit Spread	[High Estimate of Credit Spread]
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%

Discount Yield Determination. The discount yield (the "Discount Yield") for each class of certificates is the sum of the Interpolated Yield for such class and the related credit spread [established at pricing]. [For an expected range of values for each class of Swap Priced Principal Balance Certificates, see the table entitled "Range of Discount Yields for the Swap Priced Principal Balance Certificates" below. The sponsor identified the range presented in the table below for each such class of certificates as the range from (i) the sum of the lowest estimated Interpolated Yield for that class and the lowest estimated credit spread to (ii) the sum of the highest estimated Interpolated Yield for that class and the highest estimated credit spread.]

[Range of] Discount Yields for the Swap Priced Principal Balance Certificates			
Class of Certificates	[Low Estimate of Discount Yield]	[Base Case] Discount Yield	[High Estimate of Discount Yield]
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%

Determination of Class Sizes. The sponsor was provided credit support levels for each class of certificates by each Rating Agency. Based on the individual credit support levels (expressed as a percentage) provided by the Rating Agencies, the sponsor determined the highest required credit support level of the Rating Agencies selected to rate a particular class of certificates (the "Constraining Level"). [In certain circumstances the sponsor elected not to engage each Rating Agency for particular classes of certificates, based in part on the credit support levels provided by that Rating Agency. See "*Risk Factors—Nationally Recognized Statistical Rating Organizations May Assign Different Ratings to the Certificates; Ratings of the Certificates Reflect Only the Views of the Applicable Rating Agencies as of the Dates Such Ratings Were Issued; Ratings May Affect ERISA Eligibility; Ratings May Be Downgraded*".] The Certificate Balance for the class[es] of certificates with the highest credit rating was determined by multiplying the Initial Pool Balance by a percentage equal to 1.0 minus that class's Constraining Level. For each other subordinate class of Principal Balance Certificates, that class's Certificate Balance was

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determined by multiplying the Initial Pool Balance by a percentage equal to the difference of the Constraining Level for the immediately senior class of Principal Balance Certificates minus such subordinate class's Constraining Level.

[Target Price Determination. The sponsor determined a target price (the "Target Price") for each class of certificates on the basis of the price (expressed as a percentage of the certificate balance of that class) that similar commercial mortgaged-backed securities with similar [credit ratings and [INSERT OTHER CERTIFICATE CHARACTERISTICS USED] have priced at in recent securitization transactions. The Target Price was utilized for each class of Swap Priced Principal Balance Certificates is set forth in the table below. [The Target Prices utilized by the sponsor have not changed materially during the prior year.]]

Class of Certificates	Target Price
Class [___]	[___]%
Class [___]	[___]%
Class [___]	[___]%

Determination of [Assumed] Certificate Coupon. Based on the Target Price, the Discount Yield and the Scheduled Certificate Principal Payments for each class of Swap Priced Principal Balance Certificates, the sponsor determined the [assumed] certificate coupon (the "[Assumed] Certificate Coupon") by calculating what coupon would be required to be used based on the Scheduled Certificate Principal Payments for such class of certificates in order to achieve the related Target Price for that class of certificates when utilizing the related Discount Yield in determining that Target Price. The [Assumed] Certificate Coupon for each class of certificates [and Range of Assumed Certificate Coupons generated as a result of the range of possible Discount Yields] is set forth in the table below.

[Range of Assumed] Certificate Coupons for Swap Priced Principal Balance Certificates			
Class of Certificates	[Low Estimate of Assumed Certificate Coupons]	[Base Case Assumed] Certificate Coupon	[High Estimate of Assumed Certificate Coupon]
Class [___]	[___]%	[___]%	[___]%
Class [___]	[___]%	[___]%	[___]%
Class [___]	[___]%	[___]%	[___]%

Determination of [Expected] Price. Based on interest payments using the [Assumed] Certificate Coupons for the Yield Priced Balance Certificates for the Swap Priced Principal Balance Certificates, the Discount Yield and the Scheduled Certificate Principal Payments for each class of Swap Priced Principal Balance Certificates, the sponsor determined the price (the "[Expected] Price") express as a percent of the certificate balance of that class by determining the net present value of the Scheduled Certificate Principal Payments accruing at the related [Assumed] Certificate Coupon discounted at the related Discount Yield; however, for purposes of such calculation no [Assumed] Certificate Coupon exceeded the net WAC Rate. [The sponsor determined the Expected Price for each class of Swap Priced Principal Balance Certificates based on the low estimate and high estimate of Assumed Certificate Coupons. The

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lower the Assumed Certificate Coupon, the higher the corresponding Expected Price for a class of certificates will be, therefore, the low range of fair market values of the Swap Priced Principal Balance Certificates will correspond to the high range of the estimate of potential Assumed Certificate Coupons and correspondingly, the high range of fair market values of the Swap Priced Principal Balance Certificates will correspond to the low range of the estimate of potential Assumed Certificate Coupons.]

Interest-Only Certificates:

Based on the Modeling Assumptions and assuming a 100% CPR prepayment rate, the sponsor calculated what the expected scheduled interest payments on each class of Interest-Only Certificates would be over the course of the transaction (for each class of certificates, the "Scheduled Certificate Interest Payments") based on what the Notional Amount of the related class of Interest-Only Certificates would be during each Collection Period as a result of the application of the expected principal payments during such Collection Period under the terms of the underlying mortgage loan documents assuming a 100% CPR prepayment rate and the classes of certificates that would be entitled to those principal payments based on the payment priorities described in "*Description of the Certificates—Distributions— Priority of Distributions*". On the basis of the Scheduled Certificate Interest Payments, the sponsor calculated the weighted average life for each such class of Interest-Only Certificates.

Treasury Yield Curve. The sponsor utilized the [assumed] treasury yield curve in the table below in determining the [range of] fair value[s] of the Interest-Only Certificates. [The actual treasury yield curve that will be used as a basis for determining the price of the Interest-Only Certificates is not known at this time and differences in the treasury yield curve will ultimately result in higher or lower fair market value calculations. For an expected range of values at specified points along the treasury yield curve, see the table below entitled "Range of Treasury Yield Curve Values". The sponsor identified the range presented in the table below at each maturity on the treasury yield curve as [___]% higher and lower from the percent on the treasury yield curve, which is the sponsor's estimate of the largest increase or decrease in the treasury yield at that maturity reasonably expected to occur prior to pricing of the certificates.]

[INSERT TREASURY YIELD CURVE CHART SHOWING DISCOUNT YIELD AS A FUNCTION OF MATURITY]

[INSERT CHART OF RANGE OF TREASURY YIELD CURVE VALUES]

Based on the treasury yield curve, the sponsor [will] determine[d] for each class of Interest-Only Certificates the yield reflected on the treasury yield curve (the "Interpolated Yield") that corresponds to that class's weighted average life, by using a straight-line interpolation between specific maturities on the treasury yield curve.

Credit Spread Determination. The sponsor determined the credit spread for each class of Interest-Only Certificates on the basis of market bids obtained for similar commercial mortgaged-backed securities with similar [credit ratings and [INSERT OTHER CERTIFICATE CHARACTERISTICS USED]] as the related class of Interest-Only Certificates as of the date of this prospectus] [each class of certificates from prospective investors]. [The credit spread for a particular class of Interest-Only Certificates at the time of pricing is not known at this time and differences in the then current credit spread demanded by investors for similar commercial mortgaged-backed securities will ultimately result in higher or lower fair market values. The sponsor identified the range presented in the table below as [___]% higher and lower from the base case credit spread percentage, which is the sponsor's estimate of the largest percentage increase or decrease in the credit spread for commercial mortgage-backed securities reasonably expected to occur prior to pricing of the certificates[, based on the sponsor's observation and experience with other comparable CMBS transactions marketed during the past [_____][weeks][months.].]

[Range of] Credit Spreads for the Interest-Only Certificates			
Class of Certificates	[Low Estimate of Credit Spread]	[Base Case] Credit Spread	[High Estimate of Credit Spread]
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%

Discount Yield Determination. The discount yield (the "Discount Yield") for each class of Interest-Only Certificates is the sum of the Interpolated Yield for such class and the related credit spread. [For an expected range of values for each class of Interest-Only Certificates, see the table entitled "Range of Discount Yields for the Interest-Only Certificates" below. The sponsor identified the range presented in the table below for each such class of certificates as the range from (i) the sum of the lowest estimated Interpolated Yield for that class and the lowest estimated credit spread to (ii) the sum of the highest estimated Interpolated Yield for that class and the highest estimated credit spread.]

[Range of] Discount Yields for the Interest-Only Certificates			
Class of Certificates	[Low Estimate of Discount Yield]	[Base Case] Discount Yield	[High Estimate of Discount Yield]
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%

Determination of [Assumed] Certificate Coupon. Based on the [range of Assumed] Certificate Coupons determined for the Principal Balance Certificates, the sponsor determined the [range of Assumed] Certificate Coupon for each class of Interest-Only Certificates based on the defined Pass-Through Rate for such class of Interest-Only Certificates. The [Assumed] Certificate Coupon for each class of Interest-Only Certificates [and Range of Assumed Certificate Coupons calculated on the basis of the range of Assumed Certificate Coupons for the applicable classes of Principal Balance Certificates] is set forth in the table below.

[Range of Assumed] Certificate Coupons for the Interest-Only Certificates			
Class of Certificates	[Low Estimate of Assumed Certificate Coupons]	[Base Case Assumed] Certificate Coupon	[High Estimate of Assumed Certificate Coupon]
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%

Determination of [Expected] Price. Based on the interest payment using [Assumed] Certificate Coupons for the Interest-Only Certificates the Discount Yield and the Scheduled Certificate Interest Payments for each class of Interest-Only Certificates, the sponsor determined the price (the "[Expected]

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Price") expressed as a percent of the Notional Amount of that class by determining the net present value of the Scheduled Certificate Interest Payments accruing at the related Assumed Certificate Coupon discounted at the related Discount Yield. [The sponsor determined the Expected Price for each class of Interest-Only Certificates based on the low estimate and high estimate of Assumed Certificate Coupons. The low range of fair market values of the Interest-Only Certificates will correspond to the high range of the estimate of potential Assumed Certificate Coupons and correspondingly, the high range of fair market values of the Interest-Only Certificates will correspond to the low range of the estimate of potential Assumed Certificate Coupons.]

Yield Priced Principal Balance Certificates:

On the basis of the Scheduled Certificate Principal Payments, the sponsor calculated the weighted average life for each such class of Control Eligible Certificates.

B-Piece Buyer Assumed Certificate Characteristics. The Yield Priced Principal Balance Certificates include the Control Eligible Certificates expected to be acquired by the B-Piece Buyer and the inputs for the valuation of the Control Eligible Certificates were derived from the bid that the B-Piece Buyer made to acquire the Control Eligible Certificates. [DESCRIBE VARIATION, IF APPLICABLE, FOR OTHER CLASSES OF YIELD PRICED PRINCIPAL BALANCE CERTIFICATES, IF ANY.] Various factors may have influenced the B-Piece Buyer's determination of its required Discount Yield and the related Assumed Certificate Coupon, including without limitation, the B-Piece Buyer's assessment of the assumed default rate on the mortgage loans, the expected loss severity following any default, the assumed prepayment rates, and the B-Piece Buyer's cost of funds and ultimate return on investment that the B-Piece Buyer wishes to achieve. In addition, the B-Piece Buyer's bid may be influenced by its desire to capture market share or other strategic business considerations. The Discount Yield for each class of Control Eligible Certificates [was between the range] [is] identified on the table below.

[Range of] Discount Yields for the Yield Priced Principal Balance Certificates			
Class of Certificates	[Low Estimate of Discount Yield]	[Base Case] Discount Yield	[High Estimate of Discount Yield]
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%

Determination of Class Size. The sponsor determined the Certificate Balance of each class of Control Eligible Certificates in the same manner described above in "—*Determination of Class Sizes*".

Determination of [Expected] Price. Based on the interest payments using Assumed Certificate Coupons for the Yield Priced Principal Balance Certificates, the Discount Yield and the Scheduled Certificate Principal Payments for each class of Control Eligible Certificates, the sponsor determined the price (the "[Expected] Price") expressed as a percent of the Certificate Balance of that class by determining the net present value of the Scheduled Certificate Principal Payments accruing at the related Assumed Certificate Coupon discounted at the related Discount Yield. [The sponsor determined the Expected Price for each class of Control Eligible Certificates based on the low estimate and high estimate of Discount Yields. The lower the Discount Yield, the higher the corresponding Expected Price for a class of certificates will be, therefore, the low range of fair market values of the Control Eligible Certificates will correspond to the high range of the estimate of potential Discount Yields and correspondingly, the high range of fair market values of the Control Eligible Certificates will correspond to the low range of the estimate of potential Discount Yields.]

Calculation of Fair Value. Based on the [Expected] Price, the sponsor determined the fair market value of each class of certificates by multiplying the Expected Price by the related Certificate Balance or

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Notional Amount. [The sponsor determined the range of fair market values for each class of certificates based on the low estimate and high estimate of Expected Prices.]

[Qualifying CRE Loans

IF APPLICABLE, DISCLOSURE WILL INCLUDE (1) A DESCRIPTION OF THE MANNER IN WHICH THE SPONSOR DETERMINED THE AGGREGATE RISK RETENTION REQUIREMENT AFTER INCLUDING QUALIFYING CRE LOANS AND (2) DESCRIPTIONS OF THE QUALIFYING CRE LOANS AND DESCRIPTIONS OF THE MORTGAGE LOANS THAT ARE NOT QUALIFYING CRE LOANS, AND (3) THE MATERIAL DIFFERENCES BETWEEN THE TWO GROUPS OF LOANS WITH RESPECT TO COMPOSITION OF EACH GROUP'S LOAN BALANCES, LOAN TERMS, INTEREST RATES, BORROWER CREDIT INFORMATION, AND CHARACTERISTICS OF ANY LOAN COLLATERAL.]

[The sponsor has determined that [___]% of the Initial Pool Balance (the "Qualifying CRE Loan Percentage") are comprised of mortgage loans that are Qualifying CRE Loans under Regulation RR of the Securities Act. See Annex A-1 for the identity of mortgage loans that are Qualifying CRE Loans and those that are Non-Qualifying CRE Loans.]

[The total required credit risk retention percentage (the "Required Credit Risk Retention Percentage") for this transaction is [___]%. The Required Credit Risk Retention Percentage is equal to the product of the Qualifying CRE Loan Percentage and 5%. [IF MORE THAN 50% OF THE MORTGAGE LOANS ARE QUALIFYING CRE LOANS, THE QUALIFYING CRE LOAN PERCENTAGE WILL EQUAL 50%]]

[The table below presents the material characteristics of the Qualifying CRE Loans and the corresponding characteristics for each Non-Qualifying CRE Loans that did not satisfy the applicable underwriting standard under Regulation RR.]

Underwriting Standard for Qualifying CRE Loans	Qualified CRE Loans	Non-Qualified CRE Loans

[SIMILAR INFORMATION WILL BE PROVIDED FOR OTHER MORTGAGE LOAN SELLERS THAT ARE SPONSORS. INFORMATION FOR OTHER MORTGAGE LOAN SELLERS/ORIGINATORS THAT ARE NOT SPONSORS WILL OTHERWISE COMPLY WITH THE REQUIREMENTS OF REGULATION AB]


DESCRIPTION OF THE CERTIFICATES


General

The certificates will be issued pursuant to a pooling and servicing agreement, among the depositor, the master servicer, the special servicer, the trustee, the certificate administrator, the operating advisor and the asset representations reviewer (the "PSA") and will represent in the aggregate the entire ownership interest in the issuing entity. The assets of the issuing entity will consist of: (1) the Mortgage Loans, the Trust Subordinate Companion Loan and all payments under and proceeds of the Mortgage Loans and the Trust Subordinate Companion Loan received after the Cut-off Date (exclusive of payments of principal and/or interest due on or before the Cut-off Date and interest relating to periods prior to, but due after, the Cut-off Date); (2) any REO Property but, with respect to any Whole Loan, only to the extent of the issuing entity's interest in such Whole Loan; (3) those funds or assets as from time to time are


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deposited in the accounts discussed in "*Pooling and Servicing Agreement—Accounts*" (such accounts collectively, the "Securitization Accounts") (but, with respect to any Whole Loan, only to the extent of the issuing entity's interest in such Whole Loan), if established; (4) the rights of the mortgagee under all insurance policies with respect to its Mortgage Loans; (5) certain rights of the depositor under each MLPA relating to Mortgage Loan document delivery requirements and the representations and warranties of each mortgage loan seller regarding the Mortgage Loans it sold to the depositor; and (6) [with respect to the [FLOATING RATE CLASS] certificates, the Swap Contract, the Class [__] Regular Interest and funds or assets on deposit from time to time in the Floating Rate Account].

The Commercial Mortgage Pass-Through Certificates, Series [SERIES DESIGNATION] will consist of the following classes: the [SENIOR CLASSES], [INTEREST-ONLY CLASSES], Class [EC], Class [A], Class [B], and Class [C], [LOAN-SPECIFIC CLASS], Class R, and Class [ARD] certificates. [THERE MAY BE OTHER CLASSES REPRESENTING ENTITLEMENTS TO PRINCIPAL AND/OR INTEREST, AND/OR OTHER CASH FLOW PAID BY THE BORROWERS OR THE ISSUING ENTITY, SUCH AS: (1) CLASSES THAT PROVIDE FOR THE ACCRUAL OF INTEREST AT A FIXED RATE, VARIABLE RATE OR ADJUSTABLE RATE; (2) CLASSES THAT ARE SENIOR OR SUBORDINATE TO ONE OR MORE OTHER CLASSES IN ENTITLEMENT TO CERTAIN DISTRIBUTIONS ON THE CERTIFICATES; (3) CLASSES THAT ARE PRINCIPAL ONLY CERTIFICATES ENTITLED TO DISTRIBUTIONS OF PRINCIPAL, WITH DISPROPORTIONATELY SMALL, NOMINAL OR NO DISTRIBUTIONS OF INTEREST; (4) CLASSES THAT ARE INTEREST ONLY CERTIFICATES ENTITLED TO DISTRIBUTIONS OF INTEREST, WITH DISPROPORTIONATELY SMALL, NOMINAL OR NO DISTRIBUTIONS OF PRINCIPAL; (5) CLASSES THAT PROVIDE FOR DISTRIBUTIONS OF INTEREST ON, OR PRINCIPAL OF, THOSE CERTIFICATES THAT COMMENCE ONLY AFTER THE OCCURRENCE OF CERTAIN EVENTS, SUCH AS THE RETIREMENT OF ONE OR MORE OTHER CLASSES OF CERTIFICATES OF THAT SERIES; (6) CLASSES THAT PROVIDE FOR DISTRIBUTIONS OF PRINCIPAL OF THOSE CERTIFICATES TO BE MADE, FROM TIME TO TIME OR FOR DESIGNATED PERIODS, AT A RATE THAT IS FASTER, AND, IN SOME CASES, SUBSTANTIALLY FASTER, OR SLOWER, AND, IN SOME CASES, SUBSTANTIALLY SLOWER, THAN THE RATE AT WHICH PAYMENTS OR OTHER COLLECTIONS OF PRINCIPAL ARE RECEIVED ON THE MORTGAGE LOANS; (7) CLASSES THAT PROVIDE FOR CONTROLLED DISTRIBUTIONS OF PRINCIPAL TO BE MADE BASED ON A SPECIFIED PAYMENT SCHEDULE OR OTHER METHODOLOGY, SUBJECT TO AVAILABLE FUNDS; (8) CLASSES AS TO WHICH ACCRUED INTEREST IS ADDED TO THE PRINCIPAL BALANCE OF THE CLASS FOR A PERIOD OF TIME; AND/OR (9) CLASSES THAT PROVIDE FOR DISTRIBUTIONS BASED ON COLLECTIONS OF PREPAYMENT PREMIUMS ON THE MORTGAGE LOANS]

The [SENIOR CLASSES] certificates (other than the Class [__] certificates) and the certificates with a notional amount are referred to collectively in this prospectus as the "Senior Certificates". The [SUBORDINATE CLASSES] certificates are referred to collectively in this prospectus as the "Subordinate Certificates". The certificates other than the [LOAN-SPECIFIC CLASS] certificates are referred to in this prospectus as the "Pooled Certificates". The Class R certificates are sometimes referred to in this prospectus as the "Residual Certificates". The Senior Certificates and the Subordinate Certificates are collectively referred to in this prospectus as the "Regular Certificates". The Senior Certificates (other than the [INTEREST-ONLY CLASSES] certificates) and the Subordinate Certificates are collectively referred to in this prospectus as the "Principal Balance Certificates". The [IDENTIFY OFFERED CLASSES] certificates are also referred to in this prospectus as the "Offered Certificates". The Class [A], Class [B], and Class [C] certificates are collectively referred to in this prospectus as the "Exchangeable Certificates".

Upon initial issuance, the Principal Balance Certificates, the [LOAN-SPECIFIC CLASS] certificates and the Class [EC] certificates will have the respective Certificate Balances (or, in the case of the respective classes of Exchangeable Certificates, the maximum Certificate Balances), and the [INTEREST-ONLY CLASSES] certificates will have the respective Notional Amounts, shown below (in each case, subject to a variance of plus or minus 5%):

Class	Initial Certificate Balance or Notional Amount

(1) The Exchangeable Certificates may be exchanged for Class [EC] certificates, and Class [EC] certificates may be exchanged for the Exchangeable Certificates.

(2) On the closing date, the issuing entity will issue the Class [A], Class [B], and Class [C] Trust Components, which will have outstanding principal balances on the closing date of $[_____], $[_____] and $[_____], respectively. The Exchangeable Certificates will, at all times, represent undivided beneficial ownership interests in the portion of a grantor trust that will hold such Trust Components. Each of the Class [A], Class [B], and Class [C] certificates and Class [EC] certificates will, at all times, represent a beneficial interest in a percentage of the outstanding principal balance of the Class [A], Class [B] and/or Class [C] Trust Components. Following any exchange of Class [A], Class [B], and Class [C] certificates for Class [EC] certificates or any exchange of Class [EC] certificates for Class [A], Class [B], and Class [C] certificates, the percentage interests of the outstanding principal balances of the Class [A], Class [B], and Class [C] Trust Components that is represented by the Class [A], Class [B], and Class [C] certificates will be increased or decreased accordingly. The initial Certificate Balance of each class of Exchangeable Certificates shown in the table on the cover page of this prospectus, in the table above and on the back cover of this prospectus represents the maximum Certificate Balance of such class without giving effect to any issuance of Class [EC] certificates. The initial Certificate Balance of the Class [EC] certificates shown in the table on the cover page of this prospectus, in the table above and on the back cover of this prospectus is equal to the aggregate of the maximum initial Certificate Balances of the Exchangeable Certificates, representing the maximum Certificate Balance of the Class [EC] certificates that could be issued in an exchange. The actual Certificate Balance of any class of Exchangeable Certificates issued on the closing date may be less than the maximum Certificate Balance of that class and may be zero. The Certificate Balances of the Exchangeable Certificates to be issued on the closing date will be reduced, in required proportions, by an amount equal to the Certificate Balance of the Class [EC] certificates issued on the closing date. The initial Certificate Balance of any Trust Component will equal the initial Certificate Balance of the class of Exchangeable Certificates having the same alphabetical designation without regard to any exchange of such certificates for Class [EC] certificates.

The "Certificate Balance" of any class of Principal Balance Certificates, any Trust Component, the [LOAN-SPECIFIC CLASS] certificates and the Class [EC] certificates, as applicable, outstanding at any time represents the maximum amount that its holders (or, in the case of a Trust Component, the holders of Exchangeable Certificates evidencing an interest in that Trust Component) are entitled to receive as distributions allocable to principal from the cash flow on the Mortgage Loans and the other assets in the issuing entity, all as described in this prospectus. On each Distribution Date, the Certificate Balance of each class of Principal Balance Certificates, each Trust Component and the [LOAN-SPECIFIC CLASS] certificates, as applicable, will be reduced by any distributions of principal actually made on, and by any Realized Losses actually allocated to, that class of Principal Balance Certificates, that Trust Component or [LOAN-SPECIFIC CLASS] certificates, as applicable, on that Distribution Date. In the event that Realized Losses previously allocated to a class of Principal Balance Certificates (exclusive of the Exchangeable Certificates), Trust Component (and, therefore, the applicable Exchangeable Certificates) or [LOAN-SPECIFIC CLASS] certificates, as applicable, in reduction of its Certificate Balance are recovered subsequent to such Certificate Balance being reduced to zero, holders of such class or Principal Balance Certificates or [LOAN-SPECIFIC CLASS] certificates (of Exchangeable Certificates evidencing an interest in such Trust Component) may receive distributions in respect of such recoveries in accordance with the distribution priorities described under "—*Distributions—Priority of Distributions*" below. "<u>Trust Component</u>" means any of the Class [A] Trust Component, Class [B] Trust Component or Class [C] Trust Component.

"<u>Class [A] Percentage Interest</u>" means, the quotient of the Certificate Balance of the Class [A] Certificates divided by the Certificate Balance of the Class [A] Trust Component. As of the closing date, the Class [A] Percentage Interest will be 100.0%.

"<u>Class [A] Trust Component</u>" means an interest issued as a regular interest in the Upper-Tier REMIC with a Pass-Through Rate equal to [_____]% *per annum*. The Class [A] Certificates will represent beneficial ownership of the Class [A] Percentage Interest of the Class [A] Trust Component, and the Class [EC] certificates will represent beneficial ownership of, among other things, the Class [A]-Exchange Percentage Interest of the Class [A] Trust Component. The Class [A] Trust Component will be held in the Grantor Trust.

"<u>Class [A]-Exchange Percentage Interest</u>" means 100.0% minus the Class [A] Percentage Interest. As of the closing date, the Class [A]-Exchange Percentage Interest will be 0.0%.

"<u>Class [B] Percentage Interest</u>" means, the quotient of the Certificate Balance of the Class [B] certificates divided by the Certificate Balance of the Class [B] Trust Component. As of the closing date, the Class [B] Percentage Interest will be 100.0%.

"<u>Class [B] Trust Component</u>" means an interest issued as a regular interest in the Upper-Tier REMIC with a Pass-Through Rate equal to a *per annum* rate equal to the lesser of [____]% and the WAC Rate. The Class [B] certificates will represent beneficial ownership of the Class [B] Percentage Interest of the Class [B] Trust Component, and the Class [EC] certificates will represent beneficial ownership of, among other things, the Class [B]-Exchange Percentage Interest of the Class [B] Trust Component. The Class [B] Trust Component will be held in the Grantor Trust.

"<u>Class [B]-Exchange Percentage Interest</u>" means 100.0% minus the Class [B] Percentage Interest. As of the closing date, the Class [B]-Exchange Percentage Interest will be 0.0%.

"<u>Class [C] Percentage Interest</u>" means, the quotient of the Certificate Balance of the Class [C] certificates divided by the Certificate Balance of the Class [C] Trust Component. As of the closing date, the Class [C] Percentage Interest will be 100.0%.

"<u>Class [C] Trust Component</u>" means an interest issued as a regular interest in the Upper-Tier REMIC with a Pass-Through Rate equal to a *per annum* rate equal to the WAC Rate. The Class [EC] certificates will represent beneficial ownership of the Class [C] Percentage Interest of the Class [C] Trust Component, and the Class [C] certificates will represent beneficial ownership of, among other things, the Class [C]-Exchange Percentage Interest of the Class [C] Trust Component. The Class [C] Trust Component will be held in the Grantor Trust.

"<u>Class [C]-Exchange Percentage Interest</u>" means 100.0% minus the Class [C] Percentage Interest. As of the closing date, the Class [C]-Exchange Percentage Interest will be 0.0%.

"<u>Class [EC] Component</u>" means any of the Class [EC] Component [A], Class [EC] Component [B] or Class [EC] Component [C].

"<u>Class [EC] Component [A]</u>" means the portion of the Class [A] Trust Component equal to the Class [A]-Exchange Percentage Interest of the Class [A] Trust Component.

"<u>Class [EC] Component [B]</u>" means the portion of the Class [B] Trust Component equal to the Class [B]-Exchange Percentage Interest of the Class [B] Trust Component.

"<u>Class [EC] Component [C]</u>" means the portion of the Class [C] Trust Component equal to the Class [C]-Exchange Percentage Interest of the Class [C] Trust Component.

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The Residual Certificates will not have a Certificate Balance or entitle their holders to distributions of principal or interest.

The [INTEREST-ONLY CLASSES] certificates will not have Certificate Balances, nor will they entitle their holders to distributions of principal, but the [INTEREST-ONLY CLASSES] certificates will represent the right to receive distributions of interest in an amount equal to the aggregate interest accrued on their respective notional amounts (each, a "Notional Amount"). The Notional Amount of the [INTEREST-ONLY CLASS] certificates will equal the aggregate of the Certificate Balances of the Class [__] and Class [__] certificates and the Class [__] Trust Component. The initial Notional Amount of the [INTEREST-ONLY CLASS] certificates will be approximately $[_____]. The Notional Amount of the [INTEREST-ONLY CLASS] certificates will equal the Certificate Balance of the Class [__] certificates and the Class [__] and Class [__] Trust Components.

The Class [ARD] certificates will not have a Certificate Balance nor will they entitle their holders to distributions of principal, but the Class [ARD] certificates will represent the right to receive Excess Interest received on any ARD Loan.

"Excess Interest" with respect to the ARD Loan is the interest accrued at the Revised Rate in respect of such ARD Loan in excess of the interest accrued at the Initial Rate, *plus* any related interest accrued on such amounts, to the extent permitted by applicable law and the related Mortgage Loan documents.

The Trust Subordinate Companion Loan will be held by the [___] Subordinate Companion Loan REMIC (the "Subordinate Companion Loan REMIC") and the Mortgage Loans (other than the Subordinate Companion Loan) will be held by the lower-tier REMIC (the "Lower-Tier REMIC" and, collectively with the Subordinate Companion Loan REMIC, the "Lower-Tier REMICs"). The certificates (other than the [ARD Class] certificates, the Exchangeable Certificates and the Class [EC] certificates) will be issued by the upper-tier REMIC (the "Upper-Tier REMIC") (collectively with the Lower-Tier REMICs, the "Trust REMICs"). The [ARD Class] certificates, the Exchangeable Certificates and the Class [EC] certificates will be issued by the grantor trust (the "Grantor Trust").

Exchanges of Exchangeable Certificates

Exchanges

Groups of Exchangeable Certificates (*i.e.*, each of Class [A], Class [B] and Class [C] certificates) may be exchanged for Class [EC] certificates and vice versa, in whole or in part, as described more fully below. This process may occur repeatedly. However, exchanges will no longer be permitted following the date when the then-current principal balance of the Class [A] Trust Component (and, correspondingly, to the extent evidencing an interest in the Class [A] Trust Component, the Class [A] certificates and the applicable component of the Class [EC] certificates) is reduced to zero as a result of the payment in full of all interest and principal on that Trust Component.

Following the closing date, Exchangeable Certificates that collectively evidence a uniform Tranche Percentage Interest in each Trust Component (such certificates in the aggregate, an "Exchangeable Proportion") will be exchangeable on the books of DTC for Class [EC] certificates that represent the same Tranche Percentage Interest in each Trust Component as the certificates to be surrendered, and any Class [EC] certificates will be exchangeable on the books of DTC for Exchangeable Certificates that evidence the same Tranche Percentage Interest in each Trust Component as the Class [EC] certificates to be surrendered. For these purposes, the "Tranche Percentage Interest" of any certificate in relation to a Trust Component is the ratio, expressed as a percentage, of (a) the Certificate Balance of that certificate (or, in the case of a Class [EC] certificate, the principal amount of the component of such certificate with the same letter designation as that Trust Component) to (b) the outstanding principal balance of that Trust Component.

For example, an investor that owns $[_____] of Class [A] certificates, $[_____] of Class [B] certificates, and $[_____] of Class [C] certificates would be entitled to exchange such certificates following the procedures described below for $[_____] of Class [EC] certificates. Similarly, an investor that owns $[_____] of Class [EC] certificates would be entitled to exchange such certificates following the procedures described below for $[_____] of Class [A] certificates, $[_____] of Class [B] certificates, and $[_____] of Class [C] certificates. Investors are permitted to exchange any lesser Certificate Balance of such Exchangeable Certificates for Class [EC] certificates so long as such Exchangeable Certificates are exchanged in the same relative proportions as described above.

There will be no limit on the number of exchanges authorized under the exchange provisions of the PSA. Subject to compliance with the exchange procedures described below under "—*Procedures*" and the requirement that a Certificateholder is the beneficial owner of the requisite classes of certificates in the required Exchange Proportion, there are no other conditions or limitations to the exchange of Exchangeable Certificates. In all cases, however, an exchange may not occur if the face amount of the certificates to be received in the exchange would not represent an authorized denomination for the relevant class as described under "—*Delivery, Form, Transfer and Denomination*" below. In addition, the depositor will have the right to make or cause exchanges on the closing date pursuant to instructions delivered to the certificate administrator on the closing date.

The various amounts distributable on the Class [EC] certificates on each Distribution Date in respect of Interest Accrual Amounts, Interest Distribution Amounts, Principal Distribution Amounts, reimbursements of Realized Losses and yield maintenance charges allocated to any of the respective Tranche Percentage Interests in the Trust Components represented by the Class [EC] certificates will be so distributed in a single, aggregate distribution to the holders of the Class [EC] certificates on such Distribution Date. In addition, the Class [EC] certificates will be allocated the aggregate amount of Realized Losses, Interest Shortfalls and other interest shortfalls (including those resulting from Appraisal Reduction Events) corresponding to the Tranche Percentage Interests in the Trust Components represented by the Class [EC] certificates. See "—*Distributions*" below.

For a discussion of the federal income tax consequences of the acquisition, ownership and disposition of the Exchangeable Certificates, see "*Material Federal Income Tax Considerations—Taxation of Class [EC] and Exchangeable Certificates*".

Procedures

If a Certificateholder wishes to exchange Exchangeable Certificates for Class [EC] certificates, or Class [EC] certificates for Exchangeable Certificates, such Certificateholder must notify the certificate administrator by e-mail at [_____] no later than three business days prior to the proposed date of such exchange (the "Exchange Date"). The Exchange Date can be any business day other than the first or last business day of the month. In addition, the Certificateholder must provide notice on the Certificateholder's letterhead, which notice must carry a medallion stamp guarantee and set forth the following information: the CUSIP numbers of the Exchangeable Certificates to be exchanged and received, the original and outstanding Certificate Balance of the Exchangeable Certificates to be exchanged and received, the Certificateholder's DTC participant number and the proposed Exchange Date. The Certificateholder and the certificate administrator will utilize the "deposit and withdrawal system" at DTC to effect the exchange.

The aggregate principal and interest entitlements of the certificates received must equal the aggregate entitlements of the certificates surrendered. The notice of exchange will become irrevocable on the 2nd business day before the proposed Exchange Date.

The first distribution on an Exchangeable Certificate or Class [EC] certificates will be made in the month following the month of exchange to the Certificateholder of record as of the applicable Record Date for such certificate. Neither the certificate administrator nor the depositor will have any obligation to ensure the availability of the applicable certificates to accomplish any exchange.

Distributions

Method, Timing and Amount

Distributions on the certificates are required to be made by the certificate administrator, to the extent of available funds as described in this prospectus, on the [__] business day following each Determination Date (each, a "Distribution Date"). The "Determination Date" will be the [__] day of each calendar month (or, if the [__] calendar day of that month is not a business day, then the next business day) commencing in [_____].

All distributions (other than the final distribution on any certificate) are required to be made to the Certificateholders in whose names the certificates are registered at the close of business on each Record Date. With respect to any Distribution Date, the "Record Date" will be the [last business day of the month preceding the month in which that Distribution Date occurs]. These distributions are required to be made by wire transfer in immediately available funds to the account specified by the Certificateholder at a bank or other entity having appropriate facilities to accept such funds, if the Certificateholder has provided the certificate administrator with written wiring instructions no less than five business days prior to the related Record Date (which wiring instructions may be in the form of a standing order applicable to all subsequent distributions) or otherwise by check mailed to the Certificateholder. The final distribution on any certificate is required to be made in like manner, but only upon presentation and surrender of the certificate at the location that will be specified in a notice of the pendency of the final distribution. All distributions made with respect to a class of certificates will be allocated *pro rata* among the outstanding certificates of that class based on their respective Percentage Interests.

The "Percentage Interest" evidenced by any certificate (other than a Class R or Class [ARD] certificate) will equal its initial denomination as of the closing date divided by the initial Certificate Balance or Notional Amount, as applicable, of the related class. For these purposes on any date of determination, the "initial denomination as of the closing date" of any Exchangeable Certificate or any Class [EC] certificate received in an exchange will be determined as if such certificate was part of the related class on the closing date, the "initial denomination as of the closing date" of any Exchangeable Certificate or any Class [EC] certificate surrendered in an exchange will be determined as if such certificate was not part of the related class on the closing date and the initial Certificate Balance of the related class of Exchangeable Certificates or Class [EC] certificates will be determined as if such class consisted only of the certificates composing the class on that date of determination and such certificates had been outstanding as of the closing date.

The master servicer is authorized but not required to direct the investment of funds held in the Collection Account in U.S. government securities and other obligations that satisfy criteria established by the Rating Agencies ("Permitted Investments"). The master servicer will be entitled to retain any interest or other income earned on such funds and the master servicer will be required to bear any losses resulting from the investment of such funds, as provided in the PSA. The certificate administrator is authorized but not required to direct the investment of funds held in the Lower-Tier REMIC Distribution Account, the Upper-Tier REMIC Distribution Account, the Interest Reserve Account, the related companion loan distribution account, the Exchangeable Distribution Account, the Excess Interest Distribution Account and the Gain-on-Sale Reserve Account in Permitted Investments. The certificate administrator will be entitled to retain any interest or other income earned on such funds and the certificate administrator will be required to bear any losses resulting from the investment of such funds, as provided in the PSA.

Available Funds

The aggregate amount available for distribution to holders of the certificates and any Trust Component (other than the [LOAN-SPECIFIC CLASS] certificates) on each Distribution Date (the "Available Funds") will, in general, equal the sum of the following amounts (without duplication):

(a) the aggregate amount of all cash received on the Mortgage Loans (in the case of any Non-Serviced Mortgage Loan, only to the extent received by the issuing entity pursuant to the related

Non-Serviced PSA) and any REO Property that is on deposit in the Collection Account (in each case, exclusive of any amount on deposit in or credited to any portion of the Collection Account that is held for the benefit of the holder of any related Companion Loan), as of the Master Servicer Remittance Date, exclusive of (without duplication):

- all scheduled payments of principal and/or interest and any balloon payments paid by the borrowers of a Mortgage Loan (the "Periodic Payments"), that are due on a Due Date after the end of the related Collection Period, excluding interest relating to periods prior to, but due after, the Cut-off Date;

- all unscheduled payments of principal (including prepayments), unscheduled interest, liquidation proceeds, net insurance proceeds and net Condemnation Proceeds and other unscheduled recoveries received subsequent to the related Determination Date (or, with respect to voluntary prepayments of principal of each Mortgage Loan with a Due Date occurring after the related Determination Date, subsequent to the related Due Date) allocable to the Mortgage Loans;

- all amounts in the Collection Account that are due or reimbursable to any person other than the Certificateholders;

- with respect to each Actual/360 Loan and any Distribution Date occurring in each February and in any January occurring in a year that is not a leap year (unless such Distribution Date is the final Distribution Date), the related Withheld Amount to the extent those funds are on deposit in the Collection Account;

- all Excess Interest allocable to the Mortgage Loans (which is separately distributed to the Class [ARD] certificates);

- all yield maintenance charges and prepayment premiums;

- all amounts deposited in the Collection Account in error; and

- any late payment charges or accrued interest on a Mortgage Loan allocable to the default interest rate for such Mortgage Loan, to the extent permitted by law, excluding any interest calculated at the Mortgage Rate for the related Mortgage Loan;

(b) if and to the extent not already included in clause (a), the aggregate amount transferred from the REO Account allocable to the Mortgage Loans to the Collection Account For such Distribution Date;

(c) all Compensating Interest Payments made by the master servicer with respect to the Mortgage Loans with respect to such Distribution Date and P&I Advances made by the master servicer or the trustee, as applicable, with respect to the Distribution Date (net of certain amounts that are due or reimbursable to persons other than the Certificateholders); and

(d) with respect to each Actual/360 Loan and any Distribution Date occurring in each March (or February, if such Distribution Date is the final Distribution Date), the related Withheld Amounts as required to be deposited in the Lower-Tier REMIC Distribution Account pursuant to the PSA.

The "Collection Period" for each Distribution Date and any Mortgage Loan (including any Companion Loan)will be the period commencing on the day immediately following the Due Date for such Mortgage Loan (including any Companion Loan) in the month preceding the month in which that Distribution Date occurs or the date that would have been the Due Date if such Mortgage Loan (including any Companion Loan) had a Due Date in such preceding month and ending on and including the Due Date for such Mortgage Loan (including any related Companion Loan) occurring in the month in which that Distribution Date occurs. Notwithstanding the foregoing, in the event that the last day of a Collection Period (or applicable grace period) is not a business day, any Periodic Payments received with respect to Mortgage Loans (including any Companion Loan) relating to such Collection Period on the business day immediately following such day will be deemed to have been received during such Collection Period and not during any other Collection Period.

"Due Date" means, with respect to each Mortgage Loan (including any Companion Loan), the date on which scheduled payments of principal, interest or both are required to be made by the related borrower.

Priority of Distributions

On each Distribution Date, for so long as the Certificate Balances or Notional Amounts of the Regular Certificates have not been reduced to zero, the certificate administrator is required to apply amounts on deposit in the Distribution Account [(excluding amounts relating to the Trust Subordinate Companion Loan)], to the extent of the Available Funds, in the following order of priority:

First, to the [APPLICABLE SENIOR CLASSES] certificates, in respect of interest, up to an amount equal to, and *pro rata* in accordance with, the respective Interest Distribution Amounts for those classes;

Second, to the [APPLICABLE SENIOR CLASSES] certificates, in reduction of the Certificate Balances of those classes, in the following priority (prior to the Cross-Over Date):

(i)   [INSERT PRINCIPAL PAYMENT PRIORITIES FOR THE SENIOR CLASSES]

Third, to the [APPLICABLE SENIOR CLASSES] certificates, up to an amount equal to, and *pro rata* based upon, the aggregate unreimbursed Realized Losses previously allocated to each such class, plus interest on that amount at the Pass-Through Rate for such class compounded monthly from the date the related Realized Loss was allocated to such class;

Fourth, to the Class [A] Trust Component and, thus, concurrently, to the Class [A] certificates, in respect of interest, up to an amount equal to the Class [A] Percentage Interest multiplied by the aggregate Interest Distribution Amount with respect to the Class [A] Trust Component, and to the Class [EC] certificates, in respect of interest, up to an amount equal to the Class [A]-Exchange Percentage Interest multiplied by the aggregate Interest Distribution Amount with respect to the Class [A] Trust Component, *pro rata* in proportion to their respective percentage interests in the Class [A] Trust Component;

Fifth, after the Certificate Balances of the [APPLICABLE SENIOR CLASSES] have been reduced to zero, to the Class [A] Trust Component and, thus, concurrently, to the Class [A] certificates, in reduction of their Certificate Balance, up to an amount equal to the Class [A] Percentage Interest multiplied by the Principal Distribution Amount for such Distribution Date, less the portion of such Principal Distribution Amount distributed pursuant to all prior clauses, and to the Class [EC] certificates, in reduction of their Certificate Balance, up to an amount equal to the Class [A]-Exchange Percentage Interest multiplied by the Principal Distribution Amount for such Distribution Date, less the portion of such Principal Distribution Amount distributed pursuant to all prior clauses, *pro rata* in proportion to their respective percentage interests in the Class [A] Trust Component, until the Certificate Balance of the Class [A] Trust Component is reduced to zero;

Sixth, to the Class [A] Trust Component and, thus, concurrently, to the Class [A] certificates, up to an amount equal to the Class [A] Percentage Interest multiplied by the aggregate of unreimbursed Realized Losses previously allocated to the Class [A] Trust Component, plus interest on that amount at the Pass-Through Rate for such Trust Component compounded monthly from the date the related Realized Loss was allocated to such Trust Component, and to the Class [EC] certificates, up to an amount equal to the Class [A]-Exchange Percentage Interest multiplied by the aggregate of unreimbursed Realized Losses previously allocated to the Class [A] Trust Component, plus interest on that amount at the Pass-Through Rate for such Trust Component compounded monthly from the date the related Realized Loss was allocated to such Trust Component, *pro rata* in proportion to their respective percentage interests in the Class [A] Trust Component;

Seventh, [ADD SIMILAR CLAUSES TO CLAUSES *FOURTH, FIFTH* AND *SIXTH* FOR OTHER EXCHANGEABLE CLASSES]

Eighth, to the Class [___] certificates, in respect of interest, up to an amount equal to the Interest Distribution Amount of such class;

Ninth, to the Class [___] certificates, in reduction of their Certificate Balance, up to an amount equal to the Principal Distribution Amount for such Distribution Date, less the portion of such Principal Distribution Amount distributed pursuant to all prior clauses, until their Certificate Balance is reduced to zero;

Tenth, to the Class [___] certificates, up to an amount equal to the aggregate of unreimbursed Realized Losses previously allocated to such class, plus interest on that amount at the Pass-Through Rate for such class compounded monthly from the date the related Realized Loss was allocated to such class;

Eleventh, [ADD SIMILAR CLAUSES TO CLAUSES *EIGHTH, NINTH* AND *TENTH* FOR OTHER SUBORDINATE CLASSES THAT ARE NOT EXCHANGEABLE CLASSES]; and

Twelfth, to the Class R certificates, any remaining amounts.

Notwithstanding the foregoing, on each Distribution Date occurring on and after Cross-Over Date, regardless of the allocation of principal payments described in clause *Second* above, the Principal Distribution Amount for such Distribution Date is required to be distributed *pro rata* (based on their respective outstanding Certificate Balances), among the [APPLICABLE SENIOR CLASSES] certificates, in reduction of their respective Certificate Balances. The "Cross-Over Date" means the Distribution Date on which the Certificate Balances of the Subordinate Certificates (calculated without giving effect to any exchange of the Exchangeable Certificates for Class [EC] certificates) have all been reduced to zero as a result of the allocation of Realized Losses to those certificates.

Reimbursement of previously allocated Realized Losses will not constitute distributions of principal for any purpose and will not result in an additional reduction in the Certificate Balance of the class of certificates in respect of which a reimbursement is made.

Pass-Through Rates

The interest rate (the "Pass-Through Rate") applicable to each class of certificates or any Trust Component (other than the Class R, Class [ARD] and [LOAN-SPECIFIC CLASS] certificates) for any Distribution Date will equal the rates set forth below:

The Pass-Through Rate on the [IDENTIFY APPLICABLE CLASS] certificates will be a *per annum* rate equal to [   ]%.

The Pass-Through Rate on the [IDENTIFY APPLICABLE CLASS] certificates will be a *per annum* rate equal to [_____]%, subject to a maximum rate equal to the WAC Rate.

The Pass-Through Rate applicable to the [INTEREST-ONLY CLASS] certificates for the initial Distribution Date will equal approximately [   ]% *per annum*.

The Pass-Through Rate for the [INTEREST-ONLY CLASS] certificates for any Distribution Date will equal the excess, if any of (a) the WAC Rate for the related Distribution Date, over (b) the weighted average of the Pass-Through Rates on the [IDENTIFY APPLICABLE CLASSES] certificates for such Distribution Date, weighted on the basis of their respective Certificate Balances (calculated without giving effect to any exchange and conversion of any Class [A], Class [B] and Class [C] certificates for Class [EC] certificates) immediately prior to that Distribution Date.

The Class [EC] certificates will not have a Pass-Through Rate, but will be entitled to receive the sum of the interest distributable on the percentage interests of the Class [A], Class [B], and Class [C] Trust

Components represented by the Class [EC] certificates. The Pass-Through Rates on the Class [A], Class [B], and Class [C] Trust Components will at all times be the same as the Pass-Through Rate of the Class [A], Class [B], and Class [C] certificates.

The Class [ARD] certificates will not have a Pass-Through Rate or be entitled to distributions in respect of interest other than Excess Interest, if any, with respect to the ARD Loan.

The "WAC Rate" with respect to any Distribution Date is equal to the weighted average of the applicable Net Mortgage Rates of the Mortgage Loans (including the Non-Serviced Mortgage Loan) as of the first day of the related Collection Period, weighted on the basis of their respective Stated Principal Balances as of the first day of such Collection Period (after giving effect to any payments received during any applicable grace period).

The "Net Mortgage Rate" for each Mortgage Loan (including the Non-Serviced Mortgage Loan) is equal to the related Mortgage Rate then in effect (without regard to any increase in the interest rate of any ARD Loan after the related Anticipated Repayment Date), less the related Administrative Cost Rate; *provided, however*, that for purposes of calculating Pass-Through Rates and Withheld Amounts, the Net Mortgage Rate for any Mortgage Loan will be determined without regard to any modification, waiver or amendment of the terms of the related Mortgage Loan, whether agreed to by the master servicer, the special servicer or resulting from a bankruptcy, insolvency or similar proceeding involving the related borrower. Notwithstanding the foregoing, for Mortgage Loans that do not accrue interest on a 30/360 Basis, then, solely for purposes of calculating the Pass-Through Rate on the Regular Certificates (and Trust Components), the Net Mortgage Rate of any Mortgage Loan for any one-month period preceding a related Due Date will be the annualized rate at which interest would have to accrue in respect of the Mortgage Loan on the basis of a 360-day year consisting of twelve 30-day months in order to produce the aggregate amount of interest actually required to be paid in respect of the Mortgage Loan during the one-month period at the related Net Mortgage Rate; *provided, however*, that with respect to each Actual/360 Loan, the Net Mortgage Rate for the one-month period (1) prior to the Due Dates in January and February in any year which is not a leap year or in February in any year which is a leap year (in either case, unless the related Distribution Date is the final Distribution Date) will be determined exclusive of Withheld Amounts, and (2) prior to the Due Date in March (or February, if the related Distribution Date is the final Distribution Date), will be determined inclusive of Withheld Amounts for the immediately preceding February and January, as applicable.

"Administrative Cost Rate" as of any date of determination will be a *per annum* rate equal to the sum of the Servicing Fee Rate, the Certificate Administrator/Trustee Fee Rate, the Operating Advisor Fee Rate and the CREFC® Intellectual Property Royalty License Fee Rate.

"Mortgage Rate" with respect to any Mortgage Loan (including the Non-Serviced Mortgage Loan) or any related Companion Loan is the *per annum* rate at which interest accrues on the Mortgage Loan or the related Companion Loan as stated in the related Mortgage Note or the promissory note evidencing such Companion Loan without giving effect to any default rate or Revised Rate.

[IF ANY CLASSES ARE FLOATING RATE CLASSES, INFORMATION WILL BE PROVIDED AS TO THE INDEX USED TO CALCULATE THE FLOATING RATE OF INTEREST, SUCH LIBOR, PRIME RATE, COMMERCIAL PAPER RATE, CONSTANT MATURITY TREASURY SECURITY RATE, FEDERAL FUNDS RATE, AND/OR TREASURY BILL RATE]

Interest Distribution Amount

The "Interest Distribution Amount" with respect to any Distribution Date and each class of Regular Certificates and any Trust Component will equal (A) the sum of (i) the Interest Accrual Amount with respect to such class or Trust Component for such Distribution Date and (ii) the Interest Shortfall, if any, with respect to such class or Trust Component for such Distribution Date, less (B) any Excess Prepayment Interest Shortfall allocated to such class or Trust Component on such Distribution Date.

The "Interest Accrual Amount" with respect to any Distribution Date and any class of Regular Certificates and any Trust Component is equal to interest for the related Interest Accrual Period accrued at the Pass-Through Rate for such class or Trust Component on the Certificate Balance or Notional Amount, as applicable, for such class immediately prior to that Distribution Date. Calculations of interest for each Interest Accrual Period will be made on [30/360 Basis], except that interest on the [LOAN-SPECIFIC CLASS] certificates will be calculated on an [Actual/360 Basis]. [THERE MAY BE OTHER INTEREST CALCULATION CONVENTIONS, SUCH AS ACTUAL/365, AND ACTUAL ACTUAL]

An "Interest Shortfall" with respect to any Distribution Date for any class of Regular Certificates and any Trust Component is the sum of (a) the portion of the Interest Distribution Amount for such class or Trust Component remaining unpaid as of the close of business on the preceding Distribution Date, and (b) to the extent permitted by applicable law[, (i) other than in the case of certificates with a Notional Amount, one month's interest on that amount remaining unpaid at the Pass-Through Rate applicable to such class or Trust Component for the current Distribution Date and (ii) in the case of the certificates with a Notional Amount, one-month's interest on that amount remaining unpaid at the WAC Rate for such Distribution Date].

The "Interest Accrual Period" for each Distribution Date will be the calendar month prior to the month in which that Distribution Date occurs.

Principal Distribution Amount

The "Principal Distribution Amount" for any Distribution Date will be equal to the sum of the following amounts:

(a) the Principal Shortfall for that Distribution Date,

(b) the Scheduled Principal Distribution Amount for that Distribution Date, and

(c) the Unscheduled Principal Distribution Amount for that Distribution Date;

provided, that the Principal Distribution Amount for any Distribution Date will be reduced, to not less than zero, by the amount of any reimbursements of:

(A) Nonrecoverable Advances (including any servicing advance with respect to the Non-Serviced Mortgage Loan under the Non-Serviced PSA reimbursed out of general collections on the Mortgage Loans), with interest on such Nonrecoverable Advances at the Reimbursement Rate, that are paid or reimbursed from principal collections on the Mortgage Loans in a period during which such principal collections would have otherwise been included in the Principal Distribution Amount for such Distribution Date, and

(B) Workout-Delayed Reimbursement Amounts paid or reimbursed from principal collections on the Mortgage Loans in a period during which such principal collections would have otherwise been included in the Principal Distribution Amount for such Distribution Date,

provided, *further*, that in the case of clauses (A) and (B) above, if any of the amounts that were reimbursed from principal collections on the Mortgage Loans (including REO Loans) are subsequently recovered on the related Mortgage Loan (or REO Loan), such recovery will increase the Principal Distribution Amount for the Distribution Date related to the period in which such recovery occurs.

The "Scheduled Principal Distribution Amount" for each Distribution Date will equal the aggregate of the principal portions of (a) all Periodic Payments (excluding balloon payments) with respect to the Mortgage Loans due during or, if and to the extent not previously received or advanced and distributed to Certificateholders on a preceding Distribution Date, prior to the related Collection Period and all Assumed Scheduled Payments with respect to the Mortgage Loans for the related Collection Period, in each case to the extent paid by the related borrower as of the related Determination Date (or, with respect to each Mortgage Loan with a Due Date occurring, or a grace period ending, after the related Determination Date, the related Due Date or, last day of such grace period, as applicable, to the extent received by the master servicer as of the business day preceding the Master Servicer Remittance Date) or advanced by the master servicer or the trustee, as applicable, and (b) all balloon payments with respect to the Mortgage Loans to the extent received on or prior to the related Determination Date (or, with respect to each Mortgage Loan with a Due Date occurring, or a grace period ending, after the related Determination Date, the related Due Date or, last day of such grace period, as applicable, to the extent received by the master servicer as of the business day preceding the Master Servicer Remittance Date), and to the extent not included in clause (a) above. The Scheduled Principal Distribution Amount from time to time will include all late payments of principal made by a borrower with respect to the Mortgage Loans, including late payments in respect of a delinquent balloon payment, received by the times described above in this definition, except to the extent those late payments are otherwise available to reimburse the master servicer or the trustee, as the case may be, for prior Advances, as described above.

The "Unscheduled Principal Distribution Amount" for each Distribution Date will equal the aggregate of the following: (a) all prepayments of principal received on the Mortgage Loans as of the Determination Date; and (b) any other collections (exclusive of payments by borrowers) received on the Mortgage Loans and any REO Properties on or prior to the related Determination Date whether in the form of Liquidation Proceeds, Insurance and Condemnation Proceeds, net income, rents, and profits from REO Property or otherwise, that were identified and applied by the master servicer as recoveries of previously unadvanced principal of the related Mortgage Loan; provided, that all such Liquidation Proceeds and Insurance and Condemnation Proceeds will be reduced by any unpaid Special Servicing Fees, Liquidation Fees, any amount related to the Loss of Value Payments to the extent that such amount was transferred into the Collection Account during the related collection period, accrued interest on Advances and other additional trust fund expenses incurred in connection with the related Mortgage Loan, thus reducing the Unscheduled Principal Distribution Amount.

The "Assumed Scheduled Payment" for any Collection Period and with respect to any Mortgage Loan (including the Non-Serviced Mortgage Loan) or Trust Subordinate Companion Loan, as the case may be, that is delinquent in respect of its balloon payment or any REO Loan (excluding, for purposes of any P&I Advances, the portion allocable to any related Companion Loan), is an amount equal to the sum of (a) the principal portion of the Periodic Payment that would have been due on such Mortgage Loan or REO Loan on the related Due Date based on the constant payment required by such related Mortgage Note or the original amortization schedule of the Mortgage Loan or Trust Subordinate Companion Loan, as the case may be (as calculated with interest at the related Mortgage Rate), if applicable, assuming the related balloon payment has not become due, after giving effect to any reduction in the principal balance occurring in connection with a modification, a default or a bankruptcy modification (or similar proceeding), and (b) interest on the Stated Principal Balance of that Mortgage Loan, Trust Subordinate Companion Loan or REO Loan (excluding, for purposes of any P&I Advances, the portion allocable to any related Companion Loan) at its Mortgage Rate (net of interest at the applicable rate at which the Servicing Fee is calculated).

The "Principal Shortfall" for any Distribution Date means the amount, if any, by which (1) the Principal Distribution Amount for the prior Distribution Date exceeds (2) the aggregate amount actually distributed on the preceding Distribution Date in respect of such Principal Distribution Amount.

Certain Calculations with Respect to Individual Mortgage Loans

The "Stated Principal Balance" of each Mortgage Loan and Trust Subordinate Companion Loan will initially equal its Cut-off Date Balance and, on each Distribution Date, will be reduced by the amount of principal payments received on such Mortgage Loan or Trust Subordinate Companion Loan or advanced for such Distribution Date. With respect to any Companion Loan on any date of determination, the Stated Principal Balance will equal the unpaid principal balance of such Companion Loan as of such date. With respect to any Whole Loan on any date of determination, the Stated Principal Balance of such Whole Loan will be the sum of the Stated Principal Balance of the related Mortgage Loan and each related Companion Loan on such date. The Stated Principal Balance of a Mortgage Loan, Whole Loan or Trust Subordinate Companion Loan may also be reduced in connection with any modification that reduces the principal amount due on such Mortgage Loan, Trust Subordinate Companion Loan or Whole Loan, as the case may be, or any forced reduction of its actual unpaid principal balance imposed by a court presiding over a bankruptcy proceeding in which the related borrower is the debtor. See "*Certain Legal Aspects of Mortgage Loans*". If any Mortgage Loan, Whole Loan or Trust Subordinate Companion Loan is paid in full or the Mortgage Loan, Whole Loan or Trust Subordinate Companion Loan (or any Mortgaged Property acquired in respect of the Mortgage Loan, Whole Loan or Trust Subordinate Companion Loan) is otherwise liquidated, then, as of the first Distribution Date that follows the end of the Collection Period in which that payment in full or liquidation occurred and notwithstanding that a loss may have occurred in connection with any liquidation, the Stated Principal Balance of the Mortgage Loan, Whole Loan or Trust Subordinate Companion Loan will be zero.

For purposes of calculating allocations of, or recoveries in respect of, Realized Losses, as well as for purposes of calculating the Servicing Fee and Certificate Administrator/Trustee Fee payable each month, each REO Property (including any REO Property with respect to the Non-Serviced Mortgage Loan held pursuant to the Non-Serviced PSA) will be treated as if there exists with respect to such REO Property an outstanding Mortgage Loan and, if applicable, each related Companion Loan (an "<u>REO Loan</u>"), and all references to Mortgage Loan or Companion Loan and pool of Mortgage Loans in this prospectus, when used in that context, will be deemed to also be references to or to also include, as the case may be, any REO Loans. Each REO Loan will generally be deemed to have the same characteristics as its actual predecessor Mortgage Loan (including related Companion Loan), including the same fixed Mortgage Rate (and, accordingly, the same Net Mortgage Rate) and the same unpaid principal balance and Stated Principal Balance. Amounts due on the predecessor Mortgage Loan (including related Companion Loan) including any portion of it payable or reimbursable to the master servicer, the special servicer, the operating advisor, the asset representations reviewer, the certificate administrator or the trustee, as applicable, will continue to be "due" in respect of the REO Loan; and amounts received in respect of the related REO Property, net of payments to be made, or reimbursement to the master servicer or special servicer for payments previously advanced, in connection with the operation and management of that property, generally will be applied by the master servicer as if received on the predecessor Mortgage Loan, Trust Subordinate Companion Loan or related Companion Loan.

With respect to each Serviced Whole Loan, no amounts relating to the related REO Property or REO Loan allocable to any related Companion Loan will be available for amounts due to the Certificateholders or to reimburse the issuing entity, other than in the limited circumstances related to Servicing Advances, indemnification, Special Servicing Fees and other reimbursable expenses related to such Serviced Whole Loan incurred with respect to such Serviced Whole Loan in accordance with the PSA.

With respect to an AB Whole Loan, no amounts relating to the related REO Property or REO Loan allocable to the Subordinate Companion Loan will be available for amounts due to the holders of the Pooled Certificates, other than indirectly in the limited circumstances related to reimbursement of Servicing Advances, indemnification, Special Servicing Fees and other reimbursable expenses related to an AB Whole Loan incurred with respect to an AB Whole Loan in accordance with the PSA.

Excess Interest

On each Distribution Date, the certificate administrator is required to distribute any Excess Interest received with respect to the ARD Loan on or prior to the related Determination Date to the holders of the Class [ARD] certificates. Excess Interest will not be available to make distributions to any other class of certificates or to provide credit support for other classes of certificates or offset any interest shortfalls or to pay any other amounts to any other party under the PSA.

Application Priority of Mortgage Loan Collections or Whole Loan Collections

Absent express provisions in the related Mortgage Loan documents (and, with respect to each Serviced Whole Loan, the related Intercreditor Agreement), all amounts collected by or on behalf of the issuing entity in respect of any Mortgage Loan in the form of payments from the related borrower, Liquidation Proceeds, condemnation proceeds or insurance proceeds (excluding, if applicable, in the case of each Serviced Whole Loan, any amounts payable to the holder of the related Companion Loan(s) pursuant to the related Intercreditor Agreement) will be deemed to be allocated for purposes of collecting amounts due under the Mortgage Loan, pursuant to the PSA, in the following order of priority:

First, as a recovery of any unreimbursed Advances (including any Workout-Delayed Reimbursement Amount) with respect to the related Mortgage Loan and unpaid interest at the Reimbursement Rate on such Advances and, if applicable, unreimbursed and unpaid expenses of the issuing entity;

Second, as a recovery of Nonrecoverable Advances and any interest on those Nonrecoverable Advances at the Reimbursement Rate, to the extent previously paid or reimbursed from principal collections on the Mortgage Loans (as described in the first *proviso* in the definition of Principal Distribution Amount);

Third, to the extent not previously allocated pursuant to clause *First,* as a recovery of accrued and unpaid interest on such Mortgage Loan (exclusive of default interest and Excess Interest) to the extent of the excess of (i) accrued and unpaid interest on such Mortgage Loan at the related Mortgage Rate in effect from time to time through the end of the applicable mortgage interest accrual period, over (ii) the cumulative amount of the reductions (if any) in the amount of related P&I Advances for such Mortgage Loan that have occurred in connection with related Appraisal Reduction Amounts (to the extent collections have not been allocated as recovery of accrued and unpaid interest pursuant to clause *Fifth* below on earlier dates);

Fourth, to the extent not previously allocated pursuant to clause *First,* as a recovery of principal of such Mortgage Loan then due and owing, including by reason of acceleration of such Mortgage Loan following a default thereunder (or, if the Mortgage Loan has been liquidated, as a recovery of principal to the extent of its entire remaining unpaid principal balance);

Fifth, as a recovery of accrued and unpaid interest on such Mortgage Loan to the extent of the cumulative amount of the reductions (if any) in the amount of related P&I Advances for such Mortgage Loan that have occurred in connection with related Appraisal Reduction Amounts (to the extent collections have not been allocated as recovery of accrued and unpaid interest pursuant to this clause Fifth on earlier dates);

Sixth, as a recovery of amounts to be currently allocated to the payment of, or escrowed for the future payment of, real estate taxes, assessments and insurance premiums and similar items relating to such Mortgage Loan;

Seventh, as a recovery of any other reserves to the extent then required to be held in escrow with respect to such Mortgage Loan;

Eighth, as a recovery of any yield maintenance charge or prepayment premium then due and owing under such Mortgage Loan;

Ninth, as a recovery of any late payment charges and default interest and Excess Interest then due and owing under such Mortgage Loan;

Tenth, as a recovery of any assumption fees and Modification Fees then due and owing under such Mortgage Loan;

Eleventh, as a recovery of any other amounts then due and owing under such Mortgage Loan other than remaining unpaid principal (if both consent fees and Operating Advisor Consulting Fees are due and owing, *first,* allocated to consent fees and *then,* allocated to Operating Advisor Consulting Fees);

Twelfth, as a recovery of any remaining principal of such Mortgage Loan to the extent of its entire remaining unpaid principal balance; and

Thirteenth, in the case of an ARD Loan after the related Anticipated Repayment Date, any accrued but unpaid Excess Interest,

provided that, to the extent required under the REMIC provisions of the Code, payments or proceeds received (or receivable by exercise of the lender's rights under the related Mortgage Loan documents) with respect to any partial release of a Mortgaged Property (including in connection with a condemnation) at a time when the loan-to-value ratio of the related Mortgage Loan or Serviced Whole Loan) exceeds 125%, or would exceed 125% following any partial release (based solely on the value of real property and excluding personal property and going concern value, if any) must be collected and allocated to reduce the principal balance of the Mortgage Loan or Serviced Whole Loan) in the manner permitted by such REMIC provisions.

Collections by or on behalf of the issuing entity in respect of any REO Property (exclusive of the amounts to be allocated to the payment of the costs of operating, managing, leasing, maintaining and disposing of such REO Property and, if applicable, in the case of each Serviced Whole Loan, exclusive of any amounts payable to the holder of the related Companion Loan(s), as applicable, pursuant to the related Intercreditor Agreement) will be deemed to be allocated for purposes of collecting amounts due under the Mortgage Loan, pursuant to the PSA, in the following order of priority:

First, as a recovery of any unreimbursed Advances (including any Workout-Delayed Reimbursement Amount) with respect to the related Mortgage Loan and interest at the Reimbursement Rate on all Advances and, if applicable, unreimbursed and unpaid expenses of the issuing entity with respect to the related Mortgage Loan;

Second, as a recovery of Nonrecoverable Advances and any interest on those Nonrecoverable Advances at the Reimbursement Rate, to the extent previously paid or reimbursed from principal collections on the Mortgage Loans (as described in the first proviso in the definition of Principal Distribution Amount);

Third, to the extent not previously allocated pursuant to clause *First,* as a recovery of accrued and unpaid interest on such Mortgage Loan (exclusive of default interest and Excess Interest) to the extent of the excess of (i) accrued and unpaid interest on such Mortgage Loan at the applicable Mortgage Rate in effect from time to time through the end of the applicable mortgage interest accrual period, over (ii) the cumulative amount of the reductions (if any) in the amount of related P&I Advances for such Mortgage Loan that have occurred in connection with related Appraisal Reduction Amounts (to the extent collections have not been allocated as a recovery of accrued and unpaid interest pursuant to clause Fifth below on earlier dates);

Fourth, to the extent not previously allocated pursuant to clause *First,* as a recovery of principal of such Mortgage Loan to the extent of its entire unpaid principal balance;

Fifth, as a recovery of accrued and unpaid interest on such Mortgage Loan to the extent of the cumulative amount of the reductions (if any) in the amount of related P&I Advances for such Mortgage Loan that have occurred in connection with related Appraisal Reduction Amounts (to the extent collections have not been allocated as recovery of accrued and unpaid interest pursuant to this clause Fifth on earlier dates);

Sixth, as a recovery of any yield maintenance charge or prepayment premium then due and owing under such Mortgage Loan;

Seventh, as a recovery of any late payment charges and default interest and Excess Interest then due and owing under such Mortgage Loan;

Eighth, as a recovery of any assumption fees and Modification Fees then due and owing under such Mortgage Loan;

Ninth, as a recovery of any other amounts then due and owing under such Mortgage Loan other than remaining unpaid principal (if both consent fees and Operating Advisor Consulting Fees are due and owing, *first,* allocated to consent fees and *then,* allocated to Operating Advisor Consulting Fees); and

Tenth, in the case of an ARD Loan after the related Anticipated Repayment Date, any accrued but unpaid Excess Interest.

Allocation of Yield Maintenance Charges and Prepayment Premiums

On each Distribution Date, yield maintenance charges, if any, collected in respect of the Mortgage Loans during the related Collection Period will be required to be distributed by the certificate administrator to the holders of each class of Regular Certificates (excluding the [APPLICABLE CLASSES] certificates) in the following manner: [SPECIFY ALLOCATION METHODOLOGY]

No yield maintenance charge will be distributed to the holders of the [APPLICABLE CLASSES], Class R or Class [ARD] certificates. After the Certificate Balances of the [APPLICABLE CLASSES] certificates (and Trust Components) have been reduced to zero, all yield maintenance charges with respect to the Mortgage Loans will be distributed to the holders of the [APPLICABLE CLASS] certificates, regardless of whether the Notional Amount of such class of certificates has been reduced to zero.

Any yield maintenance charges payable in respect of the Trust Subordinate Companion Loan will be distributed to the [LOAN-SPECIFIC CLASS] certificates.

For a description of yield maintenance charges, see "*Description of the Mortgage Pool—Certain Terms of the Mortgage Loans*" and "*Certain Legal Aspects of Mortgage Loans—Default Interest and Limitations on Prepayments*".

Assumed Final Distribution Date; Rated Final Distribution Date

The "Assumed Final Distribution Date" with respect to any class of certificates is the Distribution Date on which the aggregate Certificate Balance or Notional Amount of that class of certificates would be reduced to zero based on the assumptions set forth below. The Assumed Final Distribution Date with respect to each class of Offered Certificates will in each case be as follows:

Class Designation	Assumed Final Distribution Date

The Assumed Final Distribution Dates set forth above were calculated without regard to any delays in the collection of balloon payments and without regard to delinquencies, defaults or liquidations. Accordingly, in the event of defaults on the Mortgage Loans, the actual final Distribution Date for one or more classes of the Offered Certificates may be later, and could be substantially later, than the related Assumed Final Distribution Date(s).

USActive 33104201.9

In addition, the Assumed Final Distribution Dates set forth above were calculated on the basis of a 0% CPR prepayment rate and the Modeling Assumptions. Since the rate of payment (including prepayments) of the Mortgage Loans may exceed the scheduled rate of payments, and could exceed the scheduled rate by a substantial amount, the actual final Distribution Date for one or more classes of the Offered Certificates may be earlier, and could be substantially earlier, than the related Assumed Final Distribution Date(s). The rate of payments (including prepayments) on the Mortgage Loans will depend on the characteristics of the Mortgage Loans, as well as on the prevailing level of interest rates and other economic factors, and we cannot assure you as to actual payment experience.

The "Rated Final Distribution Date" for each class of Offered Certificates will be the Distribution Date in [_____]. See "*Ratings*".

Prepayment Interest Shortfalls

If a borrower prepays a Mortgage Loan or Serviced Whole Loan in whole or in part, after the due date but on or before the Determination Date in any calendar month, the amount of interest (net of related Servicing Fees and any Excess Interest) accrued on such prepayment from such due date to, but not including, the date of prepayment (or any later date through which interest accrues) will, to the extent actually collected (without regard to any prepayment premium or yield maintenance charge actually collected) constitute a "Prepayment Interest Excess" Conversely, if a borrower prepays a Mortgage Loan or Serviced Whole Loan (with such prepayment allocated between the related Mortgage Loan and Serviced Companion Loan in accordance with the related Intercreditor Agreement) in whole or in part after the Determination Date (or, with respect to each Mortgage Loan or Serviced Companion Loan, as applicable, with a due date occurring after the related Determination Date, the related Due Date) in any calendar month and does not pay interest on such prepayment through the following Due Date, then the shortfall in a full month's interest (net of related Servicing Fees and any Excess Interest) on such prepayment will constitute a "Prepayment Interest Shortfall". Prepayment Interest Shortfalls for each Distribution Date with respect to the AB Whole Loan will generally be allocated *first* to the related Subordinate Companion Loan and *then* to the related Mortgage Loan. Prepayment Interest Excesses (to the extent not offset by Prepayment Interest Shortfalls or required to be paid as Compensating Interest Payments) collected on the Mortgage Loans (other than the Non-Serviced Mortgage Loan) and any related Serviced Companion Loan, will be retained by the master servicer as additional servicing compensation.

The master servicer will be required to deliver to the certificate administrator for deposit in the Distribution Account (other than the portion of any Compensating Interest Payment described below that is allocable to a Serviced Companion Loan) on each Master Servicer Remittance Date, without any right of reimbursement thereafter, a cash payment (a "Compensating Interest Payment") in an amount, with respect to each Mortgage Loan (other than the Non-Serviced Mortgage Loan) and any related Serviced Pari Passu Companion Loan, equal to the lesser of:

(i) the aggregate amount of Prepayment Interest Shortfalls incurred in connection with voluntary principal prepayments received in respect of the Mortgage Loans (other than the Non-Serviced Mortgage Loan) and any related Serviced Pari Passu Companion Loan (in each case other than a Specially Serviced Loan or a Mortgage Loan or any related Serviced Pari Passu Companion Loan on which the special servicer allowed a prepayment on a date other than the applicable Due Date) for the related Distribution Date, and

(ii) the aggregate of (A) that portion of the master servicer's Servicing Fees for the related Distribution Date that is, in the case of each Mortgage Loan, Serviced Pari Passu Companion Loan and REO Loan for which such Servicing Fees are being paid in such Collection Period, calculated at a rate of [___]% *per annum*, (B) all Prepayment Interest Excesses received by the master servicer during such Collection Period with respect to the Mortgage Loans (and, so long as a Whole Loan is serviced under the PSA, any related Serviced Pari Passu Companion Loan) subject to such prepayment and (C) to the extent earned on principal prepayments, net investment earnings payable to the master servicer for such Collection Period received by the

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master servicer during such Collection Period with respect to the Mortgage Loan or any related Serviced Pari Passu Companion Loan, as applicable, subject to such prepayment. In no event will the rights of the Certificateholders to the offset of the aggregate Prepayment Interest Shortfalls be cumulative.

If a Prepayment Interest Shortfall occurs with respect to a Mortgage Loan as a result of the master servicer allowing the related borrower to deviate (a "Prohibited Prepayment") from the terms of the related Mortgage Loan documents regarding principal prepayments (other than (w) the Non-Serviced Mortgage Loan, (x) subsequent to a default under the related Mortgage Loan documents or if the Mortgage Loan is a Specially Serviced Loan, (y) pursuant to applicable law or a court order or otherwise in such circumstances where the master servicer is required to accept such principal prepayment in accordance with the Servicing Standard, special servicer or (z) in connection with the payment of any insurance proceeds or condemnation awards), then for purposes of calculating the Compensating Interest Payment for the related Distribution Date, master servicer will pay, without regard to clause (ii) above, the aggregate amount of Prepayment Interest Shortfalls with respect to such Mortgage Loan otherwise described in clause (i) above in connection with such Prohibited Prepayments.

With respect to the Trust Subordinate Companion Loan, the master servicer will be required to make Compensating Interest Payments in an amount equal to the lesser of: (A) the amount of Prepayment Interest Shortfall incurred in connection with voluntary principal prepayments received in respect of the Subordinate Companion Loan, so long as it is not a Specially Serviced Loan or the special servicer did not allow a prepayment on a date other than the applicable Due Date for the related Distribution Date, and (B) the Servicing Fee for the Subordinate Companion Loan, and the related Distribution Date (calculated at [___]% *per annum*).

Compensating Interest Payments with respect to the Serviced Whole Loans will be allocated among the related Mortgage Loan and the related Serviced Pari Passu Companion Loan in accordance with their respective principal amounts, and the master servicer will be required to pay the portion of such Compensating Interest Payments allocable to the related Serviced Pari Passu Companion Loan to the Non-Serviced Master Servicer.

The aggregate of any Prepayment Interest Shortfalls resulting from any principal prepayments made on the Mortgage Loans to be included in the Available Funds for any Distribution Date that are not covered by the master servicer's Compensating Interest Payment for the related Distribution Date [and the portion of the compensating interest payments allocable to the Non-Serviced Mortgage Loan to the extent received from the Non-Serviced Master Servicer] (the aggregate of the Prepayment Interest Shortfalls that are not so covered, as to the related Distribution Date, the "Excess Prepayment Interest Shortfall") will be allocated on that Distribution Date among each class of Regular Certificates and the Trust Components, *pro rata* in accordance with their respective Interest Accrual Amounts for that Distribution Date. [Shortfalls allocable to the Trust Subordinate Companion Loan as a result of Prepayment Interest Shortfalls not covered by Compensating Interest Payments will be allocated to the [LOAN-SPECIFIC CLASS] certificates.]

Subordination; Allocation of Realized Losses

The rights of holders of the Subordinate Certificates to receive distributions of amounts collected or advanced on the Mortgage Loans will be subordinated, to the extent described in this prospectus, to the rights of holders of the Senior Certificates. In particular, the rights of the holders of the [SUBORDINATE CLASSES] certificates to receive distributions of interest and principal, as applicable, will be subordinated to such rights of the holders of the Senior Certificates. The Class [A] Trust Component (and, correspondingly, to the extent evidencing an interest in the Class [A] Trust Component, the Class [A] and Class [EC] certificates) will likewise be protected by the subordination of the Class [B] and Class [C] Trust Components and the [OTHER SUBORDINATE CLASSES] Certificates.

This subordination will be effected in two ways: (i) by the preferential right of the holders of a class of certificates and the Trust Components to receive on any Distribution Date the amounts of interest and/or principal distributable to them prior to any distribution being made on such Distribution Date in respect of any classes of certificates or Trust Components subordinate to that class or Trust Component (as described above under "—*Distributions—Priority of Distributions")* and (ii) by the allocation of Realized Losses to classes of certificates or Trust Components that are subordinate to more senior classes or Trust Components, as described below.

[No other form of credit support will be available for the benefit of the Offered Certificates or related Trust Components.] [IF OTHER CREDIT SUPPORT IS TO BE PROVIDED IN ADDITION TO OR IN LIEU OF SUBORDINATION, see "*Description of the Derivatives Instrument*."]

Prior to the Cross-Over Date, allocation of principal on any Distribution Date will be made *first*, to the [APPLICABLE SENIOR CLASS] certificates until their Certificate Balance has been reduced to the [APPLICABLE SENIOR CLASS] certificates until their Certificate Balance has been reduced to zero, and *second*, to the [APPLICABLE SENIOR CLASS] certificates, until their Certificate Balance has been reduced to zero. On or after the Cross-Over Date, allocation of principal will be made to the [APPLICABLE SENIOR CLASSES] certificates that are still outstanding, *pro rata*, until their Certificate Balances have been reduced to zero. See "—*Distributions—Priority of Distributions*" above.

Allocation to the [APPLICABLE SENIOR CLASSES] certificates, for so long as they are outstanding, of the entire Principal Distribution Amount for each Distribution Date will have the effect of reducing the aggregate Certificate Balance of the [APPLICABLE CLASSES] certificates at a proportionately faster rate than the rate at which the aggregate Stated Principal Balance of the pool of Mortgage Loans will decline. Therefore, as principal is distributed to the holders of the [APPLICABLE CLASSES] certificates, the percentage interest in the issuing entity evidenced by the [APPLICABLE CLASSES] certificates will be decreased (with a corresponding increase in the percentage interest in the issuing entity evidenced by the Subordinate Certificates), thereby increasing, relative to their respective Certificate Balances, the subordination afforded to the [APPLICABLE SENIOR CLASSES] certificates by the Subordinate Certificates.

Following retirement of the [SENIOR CLASSES] certificates, the successive allocation on each Distribution Date of the remaining Principal Distribution Amount to the [SUBORDINATE CLASSES], in that order, for so long as they are outstanding, will provide a similar, but diminishing benefit to those certificates (other than to Class [__] certificates) as to the relative amount of subordination afforded by the outstanding classes of certificates with later sequential designations.

On each Distribution Date, immediately following the distributions to be made to the Certificateholders on that date, the certificate administrator is required to calculate the amount, if any, by which (i) the aggregate Stated Principal Balance (for purposes of this calculation only, the aggregate Stated Principal Balance will not be reduced by the amount of principal payments received on the Mortgage Loans that were used to reimburse the master servicer, the special servicer or the trustee from general collections of principal on the Mortgage Loans for Workout-Delayed Reimbursement Amounts, to the extent those amounts are not otherwise determined to be Nonrecoverable Advances) of the Mortgage Loans, including any REO Loans (but in each case, excluding any Companion Loan or Trust Subordinate Companion Loan) expected to be outstanding immediately following that Distribution Date is less than (ii) the then aggregate Certificate Balance of the Principal Balance Certificates and Trust Components after giving effect to distributions of principal on that Distribution Date (any such deficit, a "Realized Loss"). The certificate administrator will be required to allocate any Realized Losses among the respective classes of Principal Balance Certificates and the Trust Components in the following order, until the Certificate Balance of each such class or Trust Component is reduced to zero:

first, to the Class [__] certificates;

second, to the Class [__] certificates;

third, to the Class [__] certificates;

fourth, to the Class [__] Trust Component (and correspondingly, to the Class [__] certificates and the Class [EC] certificates, *pro rata* based on their respective percentage interests in the Class [__] Trust Component); and

fifth, to the Class [__] Trust Component (and correspondingly, to the Class [__] certificates and the Class [EC] certificates, *pro rata* based on their respective percentage interests in the Class [__] Trust Component).

Following the reduction of the Certificate Balances of all classes of Subordinate Certificates and Trust Components to zero, the certificate administrator will be required to allocate Realized Losses among the Senior Certificates (other than the [INTEREST-ONLY CLASSES] certificates), *pro rata*, based upon their respective Certificate Balances, until their respective Certificate Balances have been reduced to zero.

Realized Losses will not be allocated to the Class [ARD] certificates or the Class R certificates and will not be directly allocated to the [INTEREST-ONLY CLASSES] certificates. However, the Notional Amounts of the classes of [INTEREST-ONLY CLASSES] certificates will be reduced if the related classes of Principal Balance Certificates or Trust Components are reduced by such Realized Losses. Other than with respect to an AB Whole Loan, Realized Losses will not be allocated to the [LOAN-SPECIFIC CLASS] certificates.

In general, Realized Losses could result from the occurrence of: (1) losses and other shortfalls on or in respect of the Mortgage Loans, including as a result of defaults and delinquencies on the related Mortgage Loans, Nonrecoverable Advances made in respect of the Mortgage Loans, the payment to the special servicer of any compensation as described in "*Pooling and Servicing Agreement—Servicing and Other Compensation and Payment of Expenses*", and the payment of interest on Advances and certain servicing expenses; and (2) certain unanticipated, non-Mortgage Loan specific expenses of the issuing entity, including certain reimbursements to the certificate administrator or trustee as described under "*Transaction Parties—The Trustee*" or "*—The Certificate Administrator*", and certain federal, state and local taxes, and certain tax-related expenses, payable out of the issuing entity, as described under "*Material Federal Income Tax Considerations*".

A class of certificates or Trust Component will be considered outstanding until its Certificate Balance or Notional Amount is reduced to zero, except that the Class [ARD] certificates will be considered outstanding so long as holders of such certificates are entitled to receive Excess Interest. However, notwithstanding a reduction of its Certificate Balance to zero, reimbursements of any previously allocated Realized Losses are required thereafter to be made to a class of Principal Balance Certificates in accordance with the payment priorities set forth in "*—Distributions—Priority of Distributions*" above.

Reports to Certificateholders; Certain Available Information

Certificate Administrator Reports

On each Distribution Date, the certificate administrator will be required to provide or make available to each Certificateholder of record a Distribution Date statement in the form of Annex B and providing all information required under Regulation AB relating to distributions made on that date for the relevant class and the recent status of the Mortgage Loans.

In addition, the certificate administrator will include (i) the identity of any Mortgage Loans permitting additional debt, identifying (A) the amount of any additional debt incurred during the related Collection Period, (B) the total DSCR calculated on the basis of the mortgage loan and such additional debt and (C) the aggregate loan-to-value ratio calculated on the basis of the mortgage loan and the additional debt in each applicable Form 10-D filed on behalf of the issuing entity and (ii) the beginning and ending account balances for each of the Securitization Accounts (for the applicable period) in each Form 10-D filed on behalf of the issuing entity.

Within a reasonable period of time after the end of each calendar year, the certificate administrator is required to furnish to each person or entity who at any time during the calendar year was a holder of a certificate, a statement containing information (i) the amount of the distribution on each Distribution Date in reduction of the Certificate Balance of the certificates, and (ii) the amount of the distribution on each Distribution Date of the applicable Interest Accrual Amount, in each case, as to the applicable class, aggregated for the related calendar year or applicable partial year during which that person was a Certificateholder, together with any other information that the certificate administrator deems necessary or desirable, or that a Certificateholder or Certificate Owner reasonably requests, to enable Certificateholders to prepare their tax returns for that calendar year. This obligation of the certificate administrator will be deemed to have been satisfied to the extent that substantially comparable information will be provided by the certificate administrator pursuant to any requirements of the Code as from time to time are in force.

In addition, the certificate administrator will provide or make available, to the extent received from the applicable person, on each Distribution Date to each Privileged Person the following reports (other than clause (1) below, the "CREFC® Reports") prepared by the master servicer, the certificate administrator or the special servicer, as applicable, substantially in the forms provided in the PSA (which forms are subject to change) and including substantially the following information:

(1) a report as of the close of business on the immediately preceding Determination Date, containing some categories of information regarding the Mortgage Loans provided in Annex A in the tables under the caption "*Mortgage Pool Information*", calculated, where applicable, on the basis of the most recent relevant information provided by the borrowers to the master servicer and by the master servicer to the certificate administrator, and presented in a loan-by-loan and tabular format substantially similar to the formats utilized in Annex B;

(2) a Commercial Real Estate Finance Council ("CREFC®") delinquent loan status report;

(3) a CREFC® historical loan modification and corrected loan report;

(4) a CREFC® advance recovery report;

(5) a CREFC® total loan report;

(6) a CREFC® operating statement analysis report;

(7) a CREFC® comparative financial status report;

(8) a CREFC® net operating income adjustment worksheet;

(9) a CREFC® real estate owned status report;

(10) a CREFC® servicer watch list;

(11) a CREFC® loan level reserve and letter of credit report;

(12) a CREFC® property file;

(13) a CREFC® financial file;

(14) a CREFC® loan setup file; and

(15) a CREFC® loan periodic update file.

The master servicer or the special servicer, as applicable, may omit any information from these reports that the master servicer or the special servicer regards as confidential[, so long as such information is not required to be disclosed[pursuant to Item 1125 of Regulation AB]]. Subject to any potential liability for willful misconduct, bad faith or negligence as described under "*Pooling and Servicing Agreement—Limitation on Liability; Indemnification*", none of the master servicer, the special servicer, the trustee or the certificate administrator will be responsible for the accuracy or completeness of any information supplied to it by a borrower or another party to the PSA or a party under an Non-Serviced PSA that is included in any reports, statements, materials or information prepared or provided by it. Some information will be made available to Certificateholders by electronic transmission as may be agreed upon between the depositor and the certificate administrator.

Before each Distribution Date, the master servicer will deliver to the certificate administrator by electronic means:

a CREFC® property file;

a CREFC® financial file;

a CREFC® loan setup file; and

a CREFC® loan periodic update file.

In addition, the master servicer (with respect to a Mortgage Loan that is not a Specially Serviced Loan) or applicable special servicer (with respect to Specially Serviced Loans and REO Properties), as applicable, is also required to prepare the following for each Mortgaged Property and REO Property:

Within 30 days after receipt of a quarterly operating statement, if any, commencing within 30 days of receipt of such quarterly operating statement for the quarter ending [_____], a CREFC® operating statement analysis report but only to the extent the related borrower is required by the Mortgage Loan documents to deliver and does deliver, or otherwise agrees to provide and does provide, that information, for the Mortgaged Property or REO Property as of the end of that calendar quarter, *provided, however*, that any analysis or report with respect to the first calendar quarter of each year will not be required to the extent provided in the then current applicable CREFC® guidelines (it being understood that as of the date of this prospectus, the applicable CREFC® guidelines provide that such analysis or report with respect to the first calendar quarter (in each year) is not required for a Mortgaged Property unless such Mortgaged Property is analyzed on a trailing 12 month basis, or if the related Mortgage Loan (other than the Non-Serviced Mortgage Loan) is on the CREFC® Servicer Watch List). The master servicer (with respect to non-Specially Serviced Loans) or the special servicer (with respect to Specially Serviced Loans and REO Properties), as applicable, will deliver to the certificate administrator, the operating advisor and each holder of a Serviced Companion Loan by electronic means the operating statement analysis upon request.

Within 30 days after receipt by the special servicer (with respect to Specially Serviced Loans and REO Properties) or the master servicer (with respect to a Mortgage Loan that is not a Specially Serviced Loan) of any annual operating statements or rent rolls commencing within 30 days of receipt of such annual operating statement for the calendar year ending December 31, [____], a CREFC® net operating income adjustment worksheet, but only to the extent the related borrower is required by the mortgage to deliver and does deliver, or otherwise agrees to provide and does provide, that information, presenting the computation made in accordance with the methodology described in the PSA to "normalize" the full year net operating income and debt service coverage numbers used by the master servicer to satisfy its reporting obligation described in clause (8) above. Such special servicer or the master servicer will deliver to the certificate administrator, the operating advisor and each holder of a related Serviced Companion Loan by electronic means the CREFC® net operating income adjustment worksheet upon request.

Certificate Owners and any holder of a Serviced Companion Loan who are also Privileged Persons may also obtain access to any of the certificate administrator reports upon request and pursuant to the provisions of the PSA. Otherwise, until the time Definitive Certificates are issued to evidence the certificates, the information described above will be available to the related Certificate Owners only if DTC and its participants provide the information to the Certificate Owners.

"Privileged Person" includes the depositor and its designees, the initial purchasers, the underwriters, the mortgage loan sellers, the master servicer, the special servicer, the trustee, the certificate administrator, any additional servicer designated by the master servicer or the special servicer, the

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Directing Certificateholder (but only prior to the occurrence of a Consultation Termination Event), the operating advisor, any affiliate of the operating advisor designated by the operating advisor, the asset representations reviewer, any affiliate of the asset representations reviewer designated by the asset representations reviewer, any holder of a Companion Loan who provides an Investor Certification, any person who provides the certificate administrator with an Investor Certification and any nationally recognized statistical rating organization within the meaning of Section 3(a)(62) of the Exchange Act ("NRSRO"), including any Rating Agency, that delivers a NRSRO Certification to the certificate administrator, which Investor Certification and NRSRO Certification may be submitted electronically via the certificate administrator's website; *provided*, that in no event may a borrower, a manager of a Mortgaged Property, an affiliate, principal, partner, member, joint venture, limited partner, employee, representative, director, advisor or investor in any of the foregoing or an agent of any of the foregoing or a mezzanine lender for which an event has occurred that would permit acceleration or who has commenced foreclosure proceedings be considered a Privileged Person. In determining whether any person is an additional servicer or an affiliate of the operating advisor, the certificate administrator may rely on a certification by the master servicer, the special servicer, a mortgage loan seller or the operating advisor, as the case may be.

"Investor Certification" means a certificate, substantially in the form attached to the PSA, representing (i) that such person executing the certificate is a Certificateholder, the Directing Certificateholder (to the extent such person is not a Certificateholder), a beneficial owner of a certificate, a Companion Loan Holder or a prospective purchaser of a certificate (or any investment advisor or manager of the foregoing), (ii) that such person is not a borrower, a manager of a Mortgaged Property, an affiliate of any of the foregoing or an agent, principal, partner, member, joint venturer, limited partner, employee, representative, director, trustee, advisor of or investor in or of any of the foregoing or a mezzanine lender for which an event has occurred that would permit acceleration or who has commenced foreclosure proceedings, (iii) that such person has received a copy of the final prospectus and (iv) such person agrees to keep any Privileged Information confidential and will not violate any securities laws.

A "Certificateholder" is the person in whose name a certificate is registered in the certificate register; *provided, however*, that solely for the purposes of giving any consent, approval, waiver or taking any action pursuant to the PSA, any certificate registered in the name of or beneficially owned by the master servicer, the special servicer, the trustee, the certificate administrator, the depositor, any mortgage loan seller, a manager of a Mortgaged Property, a borrower, a mezzanine lender for which an event has occurred that would permit acceleration or who has commenced foreclosure proceedings or any affiliate of any of such persons will be deemed not to be outstanding, and the Voting Rights to which it is entitled will not be taken into account in determining whether the requisite percentage of Voting Rights necessary to effect any such consent, approval, waiver or take any such action has been obtained; *provided, however*, that the foregoing restrictions will not apply in the case of the master servicer, the special servicer, the trustee, the certificate administrator, the depositor, any mortgage loan seller or any affiliate of any of such persons unless such consent, approval or waiver sought from such party would in any way increase its compensation or limit its obligations in the named capacities under the PSA or waive a Servicer Termination Event; *provided, further*, that [so long as there is no Servicer Termination Event with respect to the master servicer or the special servicer, the master servicer and the special servicer or such affiliate of either will be entitled to exercise such Voting Rights with respect to any issue which could reasonably be believed to adversely affect such party's compensation or increase its obligations or liabilities under the PSA]; and *provided, further*, that such restrictions will not apply to (i) the exercise of the special servicer's, the master servicer's or any mortgage loan seller's rights, if any, or any of their affiliates as a member of the Controlling Class or (ii) any affiliate of the depositor, the master servicer, the special servicer, the trustee or the certificate administrator that has provided an Investor Certification in which it has certified as to the existence of certain policies and procedures restricting the flow of information between it and the depositor, the master servicer, the special servicer, the trustee or the certificate administrator, as applicable.

"NRSRO Certification" means a certification (a) executed by an NRSRO or (b) provided electronically and executed by such NRSRO by means of a "click-through" confirmation on the 17g-5 Information Provider's website in favor of the 17g-5 Information Provider that states that such NRSRO is a Rating

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Agency as such term is defined in the PSA or that such NRSRO has provided the depositor with the appropriate certifications pursuant to paragraph (e) of Rule 17g-5 under the Exchange Act ("Rule 17g-5"), that such NRSRO has access to the depositor's 17g-5 Information Provider's website, and that such NRSRO will keep such information confidential except to the extent such information has been made available to the general public.

Under the PSA, with respect to a Subordinate Companion Loan, the master servicer or the special servicer, as applicable, is required to provide to the holder of such Subordinate Companion Loan or Loan Specific Directing Certificateholder, as applicable, certain other reports, copies and information relating to an AB Whole Loan. In addition, under the PSA, the master servicer or the special servicer, as applicable, is required to provide to the holders of any Companion Loan (or their designee including any master servicer or special servicer) certain other reports, copies and information relating to the related Serviced Whole Loan to the extent required under the related Intercreditor Agreement.

Certain information concerning the Mortgage Loans and the certificates, including the Distribution Date statements, CREFC® reports and supplemental notices with respect to such Distribution Date statements and CREFC® reports, may be provided by the certificate administrator to certain market data providers, such as [_____], pursuant to the terms of the PSA.

[Upon the reasonable request of any Certificateholder that has delivered an Investor Certification, the master servicer may provide (or forward electronically) at the expense of such Certificateholder copies of any appraisals, operating statements, rent rolls and financial statements obtained by the master servicer; *provided*, that in connection with such request, the master servicer may require a written confirmation executed by the requesting person substantially in such form as may be reasonably acceptable to the master servicer, generally to the effect that such person will keep such information confidential and will use such information only for the purpose of analyzing asset performance and evaluating any continuing rights the Certificateholder may have under the PSA. Certificateholders will not, however, be given access to or be provided copies of, any Mortgage Files or Diligence Files.]

Information Available Electronically

The certificate administrator will make available to any Privileged Person via the certificate administrator's website (and will make available to the general public this prospectus, Distribution Date statements, the PSA, the MLPAs and the SEC EDGAR filings referred to below:

- the following "deal documents":

    - this prospectus;

    - the PSA, each sub-servicing agreement delivered to the certificate administrator from and after the closing date, if any, and the MLPAs and any amendments and exhibits to those agreements; and

    - the CREFC® loan setup file delivered to the certificate administrator by the master servicer;

- the following "SEC EDGAR filings":

    - any reports on Forms 10-D, 10-K and 8-K that have been filed by the certificate administrator with respect to the issuing entity through the SEC's Electronic Data Gathering and Retrieval (EDGAR) system;

- the following documents, which will be made available under a tab or heading designated "periodic reports":

    - the Distribution Date statements;

- o the CREFC® bond level files;

- o the CREFC® collateral summary files;

- o the CREFC® Reports, other than the CREFC® loan setup file (provided that they are received by the certificate administrator); and

- o the annual reports prepared by the operating advisor;

- the following documents, which will be made available under a tab or heading designated "additional documents":

  - o the summary of any Final Asset Status Report as provided by the special servicer; and

  - o any property inspection reports, any environmental reports and appraisals delivered to the certificate administrator in electronic format;

- the following documents, which will be made available under a tab or heading designated "special notices":

  - o notice of any release based on an environmental release under the PSA;

  - o notice of any waiver, modification or amendment of any term of any Mortgage Loan;

  - o notice of final payment on the certificates;

  - o all notices of the occurrence of any Servicer Termination Event received by the certificate administrator or any notice to Certificateholders of the termination of the master servicer or the special servicer;

  - o any notice of resignation or termination of the master servicer or special servicer;

  - o notice of resignation of the trustee or the certificate administrator, and notice of the acceptance of appointment by the successor trustee or the successor certificate administrator, as applicable;

  - o any notice of any request by requisite percentage of Certificateholders for a vote to terminate the special servicer, the operating advisor or the asset representations reviewer;

  - o any notice to Certificateholders of the operating advisor's recommendation to replace the special servicer and the related report prepared by the operating advisor in connection with such recommendation;

  - o notice of resignation or termination of the operating advisor or the asset representations reviewer and notice of the acceptance of appointment by the successor operating advisor or the successor asset representations reviewer;

  - o notice of the certificate administrator's determination that an Asset Review Trigger has occurred and a copy of any Final Asset Review Report received by the certificate administrator;

  - o any notice of the termination of a sub-servicer;

  - o officer's certificates supporting any determination that any Advance was (or, if made, would be) a Nonrecoverable Advance;

  - o any notice of the termination of the issuing entity;

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- o any notice that a Control Termination Event has occurred or is terminated or that a Consultation Termination Event has occurred;

- o any notice of the occurrence of an Operating Advisor Termination Event;

- o any notice of the occurrence of an Asset Reviewer Termination Event;

- o any assessment of compliance delivered to the certificate administrator; and

- o any Attestation Reports delivered to the certificate administrator;

- o any "special notices" requested by a Certificateholder to be posted on the certificate administrator's website described under "—*Certificateholder Communication*" below;

- o the "Investor Q&A Forum"; and

- o solely to Certificateholders and Certificate Owners that are Privileged Persons, the "Investor Registry".

Any reports on Form 10-D filed by the certificate administrator will contain (i) the information required by Rule 15Ga-1(a) concerning all Mortgage Loans of the issuing entity that were the subject of a demand to repurchase or replace due to a breach of one or more representations and warranties and (ii) a reference to the most recent Form ABS-15G filed by the depositor and the mortgage loan sellers, if applicable, and the SEC's assigned "Central Index Key" for each such filer.

The certificate administrator will not make any representation or warranty as to the accuracy or completeness of any report, document or other information made available on the certificate administrator's website and will assume no responsibility for any such report, document or other information, other than with respect to such reports, documents or other information prepared by the certificate administrator. In addition, the certificate administrator may disclaim responsibility for any information distributed by it for which it is not the original source.

In connection with providing access to the certificate administrator's website (other than with respect to access provided to the general public in accordance with the PSA), the certificate administrator may require registration and the acceptance of a disclaimer, including an agreement to keep certain nonpublic information made available on the website confidential, as required under the PSA. The certificate administrator will not be liable for the dissemination of information in accordance therewith.

The certificate administrator will make the "Investor Q&A Forum" available to Privileged Persons via the certificate administrator's website under a tab or heading designated "Investor Q&A Forum", where (i) Certificateholders and beneficial owners that are Privileged Persons may submit inquiries to (a) the certificate administrator relating to the Distribution Date statements, (b) the master servicer or the special servicer relating to servicing reports, the Mortgage Loans (excluding the Non-Serviced Mortgage Loan) or the related Mortgaged Properties or (c) the operating advisor relating to annual or other reports prepared by the operating advisor or actions by the special servicer referenced in such reports, and (ii) Privileged Persons may view previously submitted inquiries and related answers. The certificate administrator will forward such inquiries to the appropriate person and, in the case of an inquiry relating to the Non-Serviced Mortgage Loan, to the applicable party under the Non-Serviced PSA. The certificate administrator, the master servicer, the special servicer or the operating advisor, as applicable, will be required to answer each inquiry, unless such party determines (i) the question is beyond the scope of the topics detailed above, (ii) that answering the inquiry would not be in the best interests of the issuing entity and/or the Certificateholders, (iii) that answering the inquiry would be in violation of applicable law, the PSA (including requirements in respect of non-disclosure of Privileged Information) or the Mortgage Loan documents, (iv) that answering the inquiry would materially increase the duties of, or result in significant additional cost or expense to, the certificate administrator, the master servicer, the special servicer or the operating advisor, as applicable, (v) that answering the inquiry would require the disclosure of Privileged Information (subject to the Privileged Information Exception) or (vi) that answering the inquiry is

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otherwise, for any reason, not advisable. In addition, no party will post or otherwise disclose any direct communications with the Directing Certificateholder as part of its responses to any inquiries. In the case of an inquiry relating to the Non-Serviced Mortgage Loan, the certificate administrator is required to make reasonable efforts to obtain an answer from the applicable party under the Non-Serviced PSA; *provided*, that the certificate administrator will not be responsible for the content of such answer, or any delay or failure to obtain such answer. The certificate administrator will be required to post the inquiries and related answers, if any, on the Investor Q&A Forum, subject to and in accordance with the PSA. The Investor Q&A Forum may not reflect questions, answers and other communications that are not submitted through the certificate administrator's website. Answers posted on the Investor Q&A Forum will be attributable only to the respondent, and will not be deemed to be answers from any of the depositor, the underwriters or any of their respective affiliates. None of the underwriters, depositor, any of their respective affiliates or any other person will certify as to the accuracy of any of the information posted in the Investor Q&A Forum and no such person will have any responsibility or liability for the content of any such information.

The certificate administrator will make the "Investor Registry" available to any Certificateholder and beneficial owner that is a Privileged Person via the certificate administrator's website. Certificateholders and beneficial owners may register on a voluntary basis for the "Investor Registry" and obtain contact information for any other Certificateholder or beneficial owner that has also registered, *provided*, that they comply with certain requirements as provided for in the PSA.

The certificate administrator's internet website will initially be located at "www.[_____]". Access will be provided by the certificate administrator to such persons upon receipt by the certificate administrator from such person of an Investor Certification or NRSRO Certification in the form(s) attached to the PSA, which form(s) will also be located on and submitted electronically via the certificate administrator's internet website. The parties to the PSA will not be required to provide that certification. In connection with providing access to the certificate administrator's internet website, the certificate administrator may require registration and the acceptance of a disclaimer. The certificate administrator will not be liable for the dissemination of information in accordance with the terms of the PSA. The certificate administrator will make no representation or warranty as to the accuracy or completeness of such documents and will assume no responsibility for them. In addition, the certificate administrator may disclaim responsibility for any information distributed by the certificate administrator for which it is not the original source. Assistance in using the certificate administrator's internet website can be obtained by calling the certificate administrator's customer service desk at [_____].

The certificate administrator is responsible for the preparation of tax returns on behalf of the issuing entity and the preparation of Distribution Reports on Form 10-D (based on information included in each monthly Statement to Certificateholders and other information provided by other transaction parties) and Annual Reports on Form 10-K and certain other reports on Form 8-K that are required to be filed with the SEC on behalf of the issuing entity.

"17g-5 Information Provider" means the [certificate administrator].

The PSA will require the master servicer, subject to certain restrictions (including execution and delivery of a confidentiality agreement) set forth in the PSA, to provide certain of the reports or, in the case of the master servicer and the Controlling Class Certificateholder, access to the reports available as set forth above, as well as certain other information received by the master servicer, to any Privileged Person so identified by a Certificate Owner or an underwriter, that requests reports or information. However, the master servicer will be permitted to require payment of a sum sufficient to cover the reasonable costs and expenses of providing copies of these reports or information (which such amounts in any event are not reimbursable as additional trust fund expenses), except that, other than for extraordinary or duplicate requests, prior to the occurrence of a Consultation Termination Event, the Directing Certificateholder will be entitled to reports and information free of charge. Except as otherwise set forth in this paragraph, until the time definitive certificates are issued, notices and statements required to be mailed to holders of certificates will be available to Certificate Owners of certificates only to the extent they are forwarded by or otherwise available through DTC and its Participants. Conveyance of notices and other communications by DTC to Participants, and by Participants to Certificate Owners, will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Except as otherwise set forth in this paragraph, the master servicer, the special servicer, the trustee, the certificate administrator and the depositor are required to recognize as Certificateholders only those persons in whose names the certificates are registered on the books and records of the certificate registrar. The initial registered holder of the certificates will be Cede & Co., as nominee for DTC.

Voting Rights

At all times during the term of the PSA, the voting rights for the certificates (the "Voting Rights") will be allocated among the respective classes of Certificateholders as follows:

(1) [___]% in the case of the [INTEREST-ONLY CLASSES], allocated *pro rata*, based upon their respective Notional Amounts as of the date of determination, and

(2) in the case of any Principal Balance Certificates, a percentage equal to the product of [___]% and a fraction, the numerator of which is equal to the aggregate Certificate Balance (and solely in connection with certain votes relating to the replacement of the special servicer and operating advisor as described in this prospectus, taking into account any notional reduction in the Certificate Balance for Appraisal Reduction Amounts allocated to the certificates) of the class, in each case, determined as of the prior Distribution Date, and the denominator of which is equal to the aggregate Certificate Balance (and solely in connection with certain votes relating to the replacement of the special servicer and the operating advisor as described in this prospectus, taking into account any notional reduction in the Certificate Balance for Appraisal Reduction Amounts allocated to the certificates) of the Principal Balance Certificates, each determined as of the prior Distribution Date;

For purposes of such allocations, the Class [A] certificates and the Class [EC] Component [A] of the Class [EC] certificates will be considered as if they together constitute a single "class", the Class [B] certificates and the Class [EC] Component [B] of the Class [EC] certificates will be considered as if they together constitute a single "class", and the Class [C] certificates and the Class [EC] Component [C] of the Class [EC] certificates will be considered as if they together constitute a single "class". Voting Rights will be allocated to the Class [EC] certificates only with respect to each Trust Component that is part of a class of certificates determined as described in the preceding sentence.

The Voting Rights of any class of certificates are required to be allocated among Certificateholders of such class in proportion to their respective Percentage Interests.

None of the Class [ARD] certificates, the [LOAN-SPECIFIC CLASS] certificates or the Class R certificates will be entitled to any Voting Rights.

Delivery, Form, Transfer and Denomination

The Offered Certificates (other than the [INTEREST-ONLY] certificates) will be issued, maintained and transferred in the book-entry form only in minimum denominations of $10,000 initial Certificate Balance, and in multiples of $1 in excess of $10,000. The [INTEREST-ONLY] certificates will be issued, maintained and transferred only in minimum denominations of authorized initial Notional Amounts of not less than $1,000,000 and in integral multiples of $1 in excess of $1,000,000.

Book-Entry Registration

The Offered Certificates will initially be represented by one or more global certificates for each such class registered in the name of a nominee of The Depository Trust Company ("DTC"). The depositor has been informed by DTC that DTC's nominee will be Cede & Co. No holder of an Offered Certificate will be entitled to receive a certificate issued in fully registered, certificated form (each, a "Definitive Certificate") representing its interest in such class, except under the limited circumstances described under "—*Definitive Certificates*" below. Unless and until Definitive Certificates are issued, all references to

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actions by holders of the Offered Certificates will refer to actions taken by DTC upon instructions received from holders of Offered Certificates through its participating organizations (together with Clearstream Banking, société anonyme ("Clearstream") and Euroclear Bank, as operator of the Euroclear System ("Euroclear") participating organizations, the "Participants"), and all references in this prospectus to payments, notices, reports, statements and other information to holders of Offered Certificates will refer to payments, notices, reports and statements to DTC or Cede & Co., as the registered holder of the Offered Certificates, for distribution to holders of Offered Certificates through its Participants in accordance with DTC procedures; *provided*, *however*, that to the extent that the party to the PSA responsible for distributing any report, statement or other information has been provided in writing with the name of the Certificate Owner of such an Offered Certificate (or the prospective transferee of such Certificate Owner), such report, statement or other information will be provided to such Certificate Owner (or prospective transferee).

Until Definitive Certificates are issued in respect of the Offered Certificates, interests in the Offered Certificates will be transferred on the book-entry records of DTC and its Participants. The certificate administrator will initially serve as certificate registrar for purposes of recording and otherwise providing for the registration of the Offered Certificates.

Holders of Offered Certificates may hold their certificates through DTC (in the United States) or Clearstream or Euroclear (in Europe) if they are Participants of such system, or indirectly through organizations that are participants in such systems. Clearstream and Euroclear will hold omnibus positions on behalf of the Clearstream Participants and the Euroclear Participants, respectively, through customers' securities accounts in Clearstream's and Euroclear's names on the books of their respective depositaries (collectively, the "Depositaries"), which in turn will hold such positions in customers' securities accounts in the Depositaries' names on the books of DTC. DTC is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to Section 17A of the Exchange Act. DTC was created to hold securities for its Participants and to facilitate the clearance and settlement of securities transactions between Participants through electronic computerized book-entries, thereby eliminating the need for physical movement of certificates. Participants ("DTC Participants") include securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to the DTC system also is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants").

Transfers between DTC Participants will occur in accordance with DTC rules. Transfers between Clearstream Participants and Euroclear Participants will occur in accordance with the applicable rules and operating procedures of Clearstream and Euroclear.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly through Clearstream Participants or Euroclear Participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its Depositary to take action to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream Participants and Euroclear Participants may not deliver instructions directly to the Depositaries.

Because of time-zone differences, credits of securities in Clearstream or Euroclear as a result of a transaction with a DTC Participant will be made during the subsequent securities settlement processing, dated the business day following the DTC settlement date, and such credits or any transactions in such securities settled during such processing will be reported to the relevant Clearstream Participant or Euroclear Participant on such business day. Cash received in Clearstream or Euroclear as a result of

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sales of securities by or through a Clearstream Participant or a Euroclear Participant to a DTC Participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

The holders of Offered Certificates that are not Participants or Indirect Participants but desire to purchase, sell or otherwise transfer ownership of, or other interests in, such Offered Certificates may do so only through Participants and Indirect Participants. In addition, holders of Offered Certificates in global form ("Certificate Owners") will receive all distributions of principal and interest through the Participants who in turn will receive them from DTC. Under a book-entry format, holders of such Offered Certificates may experience some delay in their receipt of payments, since such payments will be forwarded by the certificate administrator to Cede & Co., as nominee for DTC. DTC will forward such payments to its Participants, which thereafter will forward them to Indirect Participants or the applicable Certificate Owners. Certificate Owners will not be recognized by the trustee, the certificate administrator, the certificate registrar, the operating advisor, the special servicer or the master servicer as holders of record of certificates and Certificate Owners will be permitted to receive information furnished to Certificateholders and to exercise the rights of Certificateholders only indirectly through DTC and its Participants and Indirect Participants, except that Certificate Owners will be entitled to receive or have access to notices and information and to exercise certain rights as holders of beneficial interests in the certificates through the certificate administrator and the trustee to the extent described in "—*Reports to Certificateholders; Certain Available Information*", "—*Certificateholder Communication*" and "—*List of Certificateholders*" and "*Pooling and Servicing Agreement—The Operating Advisor*", "—*The Asset Representations Reviewer*", "—*Replacement of Special Servicer Without Cause*", "—*Limitation on Rights of Certificateholders to Institute a Proceeding*", "—*Termination; Retirement of Certificates*" and "—*Resignation and Removal of the Trustee and the Certificate Administrator*".

Under the rules, regulations and procedures creating and affecting DTC and its operations (the "DTC Rules"), DTC is required to make book-entry transfers of Offered Certificates in global form among Participants on whose behalf it acts with respect to such Offered Certificates and to receive and transmit distributions of principal of, and interest on, such Offered Certificates. Participants and Indirect Participants with which the Certificate Owners have accounts with respect to the Offered Certificates similarly are required to make book-entry transfers and receive and transmit such payments on behalf of their respective Certificate Owners. Accordingly, although the Certificate Owners will not possess the Offered Certificates, the DTC Rules provide a mechanism by which Certificate Owners will receive payments on Offered Certificates and will be able to transfer their interest.

Because DTC can only act on behalf of Participants, who in turn act on behalf of Indirect Participants and certain banks, the ability of a holder of Offered Certificates in global form to pledge such Offered Certificates to persons or entities that do not participate in the DTC system, or to otherwise act with respect to such Offered Certificates, may be limited due to the lack of a physical certificate for such Offered Certificates.

DTC has advised the depositor that it will take any action permitted to be taken by a holder of an Offered Certificate under the PSA only at the direction of one or more Participants to whose accounts with DTC such certificate is credited. DTC may take conflicting actions with respect to other undivided interests to the extent that such actions are taken on behalf of Participants whose holdings include such undivided interests.

Clearstream is incorporated under the laws of Luxembourg and is a global securities settlement clearing house. Clearstream holds securities for its participating organizations ("Clearstream Participants") and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Transactions may be settled in Clearstream in numerous currencies, including United States dollars. Clearstream provides to its Clearstream Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. Clearstream is regulated as a bank by the Luxembourg Monetary Institute. Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant, either directly or indirectly.

Euroclear was created in 1968 to hold securities for participants of the Euroclear system ("Euroclear Participants") and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Transactions may now be settled in any of numerous currencies, including United States dollars. The Euroclear system includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries generally similar to the arrangements for cross-market transfers with DTC described above. Euroclear is operated by Euroclear Bank S.A./N.V. (the "Euroclear Operator"). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to the Euroclear system is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related operating procedures of the Euroclear System and applicable Belgian law (collectively, the "Terms and Conditions"). The Terms and Conditions govern transfers of securities and cash within the Euroclear system, withdrawal of securities and cash from the Euroclear system, and receipts of payments with respect to securities in the Euroclear system. All securities in the Euroclear system are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants and has no record of or relationship with persons holding through Euroclear Participants.

Although DTC, Euroclear and Clearstream have implemented the foregoing procedures in order to facilitate transfers of interests in book-entry securities among Participants of DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to comply with such procedures, and such procedures may be discontinued at any time. None of the depositor, the trustee, the certificate administrator, the master servicer, the special servicer or the underwriters will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective direct or indirect Participants of their respective obligations under the rules and procedures governing their operations.

Definitive Certificates

Owners of beneficial interests in book-entry certificates of any class will not be entitled to receive physical delivery of Definitive Certificates unless: (i) DTC advises the certificate registrar in writing that DTC is no longer willing or able to discharge properly its responsibilities as depository with respect to the book-entry certificates of such class or ceases to be a clearing agency, and the certificate administrator and the depositor are unable to locate a qualified successor within 90 days of such notice or (ii) the trustee has instituted or has been directed to institute any judicial proceeding to enforce the rights of the Certificateholders of such class and the trustee has been advised by counsel that in connection with such proceeding it is necessary or appropriate for the trustee to obtain possession of the certificates of such class.

Certificateholder Communication

Access to Certificateholders' Names and Addresses

Upon the written request of any Certificateholder or Certificate Owner that has delivered an executed Investor Certification to the trustee or the certificate administrator (a "Certifying Certificateholder"), the certificate registrar will promptly furnish or cause to be furnished to such requesting party a list of the names and addresses of the certificateholders as of the most recent Record Date as they appear in the certificate register, at the expense of the requesting party.

Requests to Communicate

The PSA will require that the certificate administrator include in any Form 10–D any request received prior to the Distribution Date to which the Form 10-D relates (and on or after the Distribution Date preceding such Distribution Date) from a Certificateholder or Certificate Owner to communicate with other Certificateholders or Certificate Owners related to Certificateholders or Certificate Owners exercising their rights under the terms of the PSA. Any Form 10-D containing such disclosure regarding the request to communicate is required to include no more than the name of the Certificateholder or Certificate Owner making the request, the date the request was received, a statement to the effect that certificate administrator has received such request, stating that such Certificateholder or Certificate Owner is interested in communicating with other Certificateholders or Certificate Owners with regard to the possible exercise of rights under the PSA, and a description of the method other Certificateholders or Certificate Owners may use to contact the requesting Certificateholder or Certificate Owner.

Any Certificateholder or Certificate Owner wishing to communicate with other Certificateholders and Certificate Owners regarding the exercise of its rights under the terms of the PSA (such party, a "Requesting Investor") should deliver a written request (a "Communication Request") signed by an authorized representative of the Requesting Investor to the certificate administrator at the address below:

[_____]
[_____]
[_____]

Any Communication Request must contain the method other Certificateholders and Certificate Owners should use to contact the Requesting Investor, and, if the Requesting Investors is not the registered holder of a class of certificates, then the Communication Request must contain (i) a written certification from the Requesting Investor that it is a beneficial owner of a class of certificates, and (ii) one of the following forms of documentation evidencing its beneficial ownership in such class of certificates: (A) a trade confirmation, (B) an account statement, (C) a medallion stamp guaranteed letter from a broker or dealer stating the Requesting Investor is the beneficial owner, or (D) a document acceptable to the certificate administrator that is similar to any of the documents identified in clauses (A) through (C). Requesting Investors will be responsible for their own expenses in making any Communication Request, but will not be required to bear any expenses of the certificate administrator.

List of Certificateholders

Upon the written request of any Certificateholder, which is required to include a copy of the communication the Certificateholder proposes to transmit, that has provided an Investor Certification, which request is made for purposes of communicating with other holders of certificates of the same series with respect to their rights under the PSA or the certificates, the certificate registrar or other specified person will, within 10 business days after receipt of such request afford such Certificateholder (at such Certificateholder's sole cost and expense) access during normal business hours to the most recent list of Certificateholders related to the class of certificates.

DESCRIPTION OF THE MORTGAGE LOAN PURCHASE AGREEMENTS

General

On the Closing Date, the depositor will acquire the Mortgage Loans and the Trust Subordinate Companion Loan from each mortgage loan seller pursuant to a separate mortgage loan purchase agreement (each, a "MLPA"), between the applicable mortgage loan seller and the depositor.

Under the applicable MLPA, the depositor will require each mortgage loan seller to deliver to [the certificate administrator], in its capacity as custodian, among other things, the following documents (except that the documents with respect to the Non-Serviced Whole Loan (other than the original promissory note) will be held by the custodian under the Non-Serviced PSA) with respect to each Mortgage Loan and the Trust Subordinate Companion Loan sold by the mortgage loan seller (collectively, as to each Mortgage Loan, the "Mortgage File"):

(i) the original Mortgage Note, endorsed on its face or by allonge attached to the Mortgage Note, without recourse, to the order of the trustee or in blank (or, if the original Mortgage Note has been lost, an affidavit to such effect from the applicable mortgage loan seller or another prior holder, together with a copy of the Mortgage Note and an indemnity properly assigned and endorsed to the trustee);

(ii) the original or a certified copy of the Mortgage, together with an original or copy of any intervening assignments of the Mortgage, in each case with evidence of recording indicated thereon or certified to have been submitted for recording;

(iii) an original assignment of the Mortgage in favor of the trustee or in blank and (subject to the completion of certain missing recording information and, if applicable, the assignee's name) in recordable form (or, if the related mortgage loan seller is responsible for the recordation of that assignment, a copy of such assignment to be sent for recordation);

(iv) the original or a copy of any related assignment of leases and of any intervening assignments (if such item is a document separate from the Mortgage), with evidence of recording indicated thereon or certified to have been submitted for recording;

(v) an original assignment of any related assignment of leases (if such item is a document separate from the Mortgage) in favor of the trustee or in blank and (subject to the completion of certain missing recording information and, if applicable, the assignee's name) in recordable form (or, if the related mortgage loan seller is responsible for the recordation of that assignment, a copy of such assignment to be sent for recordation);

(vi) the original assignment of all unrecorded documents relating to the Mortgage Loan or a Serviced Whole Loan, if not already assigned pursuant to items (iii) or (v) above;

(vii) originals or copies of all modification, consolidation, assumption, written assurance and substitution agreements in those instances in which the terms or provisions of the Mortgage or Mortgage Note have been modified or the Mortgage Loan or the Trust Subordinate Companion Loan has been assumed or consolidated;

(viii) the original or a copy of the policy or certificate of lender's title insurance issued on the date of the origination of such Mortgage Loan and the Trust Subordinate Companion Loan, or, if such policy has not been issued or located, an irrevocable, binding commitment (which may be a marked version of the policy that has been executed by an authorized representative of the title company or an agreement to provide the same pursuant to binding escrow instructions executed by an authorized representative of the title company) to issue such title insurance policy;

(ix) any filed copies (bearing evidence of filing) or evidence of filing of any Uniform Commercial Code financing statements, related amendments and continuation statements in the possession of the applicable mortgage loan seller;

(x) an original assignment in favor of the trustee of any financing statement executed and filed in favor of the applicable mortgage loan seller in the relevant jurisdiction (or, if the related mortgage loan seller is responsible for the filing of that assignment, a copy of such assignment to be sent for filing);

(xi) any intercreditor agreement relating to permitted debt of the borrower, including any Intercreditor Agreement relating to a Serviced Whole Loan;

(xii)   copies of any loan agreement, escrow agreement, security agreement or letter of credit relating to a Mortgage Loan or a Serviced Whole Loan;

(xiii)   the original or copy of any ground lease, ground lessor estoppel, environmental insurance policy or guaranty relating to a Mortgage Loan or a Serviced Whole Loan;

(xiv)   a copy of any property management agreement relating to a Mortgage Loan or a Serviced Whole Loan;

(xv)   a copy of any franchise agreements and comfort letters or similar agreements relating to a Mortgage Loan or Serviced Whole Loan and, with respect to any franchise agreement, comfort letter or similar agreement, any assignment of such agreements or any notice to the franchisor of the transfer of a Mortgage Loan or Serviced Whole Loan and a request for confirmation that the issuing entity is a beneficiary of such comfort letter or other agreement, or for the issuance of a new comfort letter in favor of the issuing entity, as the case may be;

(xvi)   a copy of any lock-box or cash management agreement relating to a Mortgage Loan or a Serviced Whole Loan;

(xvii)   a copy of any related mezzanine intercreditor agreement; and

(xviii)   a copy of all related environmental reports that were received by the mortgage loan seller.

In addition, the depositor will require each mortgage loan seller to deliver to the special servicer the Diligence File on the Closing Date.

["Diligence File" means any documents (other than documents required to be part of the related Mortgage File but including copies of such documents required to be part of the related Mortgage File) related to the origination and the servicing of the Mortgage Loans or Serviced Whole Loans that were delivered by the applicable mortgage loan seller in connection with the transfer of the applicable Mortgage Loan to the issuing entity, including but not limited to appraisals, environmental reports, engineering reports, legal opinions, the applicable mortgage loan seller's asset summary, copies of all property insurance policies for the mortgaged property, credit reports, surveys, zoning reports, tenant estoppel certificates, financial statements of borrower and any guarantor, operating statements for the mortgaged property or properties, UCC searches, litigation searches and bankruptcy searches, in each case, to the extent that the originator received such in connection with the origination of the Mortgage Loan; *provided* that no information that is proprietary to the related originator or mortgage loan seller or any draft documents, privileged or internal communications, credit underwriting or due diligence analysis will constitute part of the Diligence File.]

Each MLPA will contain certain representations and warranties of the applicable mortgage loan seller with respect to each Mortgage Loan [and the Subordinate Companion Loan] sold by that mortgage loan seller. Those representations and warranties are set forth in Annex D-1, and will be made as of the Closing Date, or as of another date specifically provided in the representation and warranty, subject to certain exceptions to such representations and warranties as set forth in Annex D-2.

If any of the documents required to be included in the Mortgage File for any Mortgage Loan or the Trust Subordinate Companion Loan is missing from the Mortgage File or defective or if there is a breach of a representation or warranty relating to any Mortgage Loan or the Trust Subordinate Companion Loan, and, in either case, such omission, breach or defect materially and adversely affects the value of the related Mortgage Loan or the Trust Subordinate Companion Loan, the value of the related Mortgaged Property or the interests of any Certificateholders in the Mortgage Loan, the Trust Subordinate Companion Loan or Mortgaged Property or causes the Mortgage Loan or the Trust Subordinate Companion Loan to be other than a "qualified mortgage" within the meaning of Code Section 860G(a)(3) (a "Material Defect"), the applicable mortgage loan seller will be required to, no later than 90 days following:

(x) such mortgage loan seller's receipt of notice of the Material Defect from any party to the PSA (a "Breach Notice"), except in the case of the following clause (y); or

(y) in the case of such Material Defect that would cause the Mortgage Loan or the Trust Subordinate Companion Loan not to be a "qualified mortgage" within the meaning of Code Section 860G(a)(3), but without regard to the rule of Treasury regulations Section 1.860G-2(f)(2) that causes a defective Mortgage Loan or Trust Subordinate Companion Loan to be treated as a qualified mortgage, the earlier of (A) the discovery by any party to the PSA of the such Material Defect, or (B) receipt of a Breach Notice by the mortgage loan seller,

(1) cure such Material Defect in all material respects, at its own expense,

(2) repurchase the affected Mortgage Loan and the related Trust Subordinate Companion Loan or REO Loan at the Purchase Price, or

(3) substitute a Qualified Substitute Mortgage Loan (other than with respect to the Whole Loans, as applicable, for which no substitution will be permitted) for such affected Mortgage Loan, and pay a shortfall amount in connection with such substitution.

provided, that no such substitution may occur on or after the second anniversary of the Closing Date [, and the applicable mortgage loan seller may not repurchase the Trust Subordinate Companion Loan without repurchasing the related Mortgage Loan]; *provided, however*, that the applicable mortgage loan seller will generally have an additional 90-day period to cure such Material Defect (or, failing such cure, to repurchase the affected Mortgage Loan and the related Trust Subordinate Companion Loan or REO Loan or, if applicable, substitute a Qualified Substitute Mortgage Loan (other than with respect to the related Whole Loans, for which no substitution will be permitted), if it is diligently proceeding toward that cure, and has delivered to the master servicer, the special servicer, the certificate administrator (who will promptly deliver a copy of such officer's certificate to the 17g-5 Information Provider), the trustee, the operating advisor, the asset representations reviewer and, prior to the occurrence of a Consultation Termination Event, the Directing Certificateholder, an officer's certificate that describes the reasons that a cure was not effected within the initial 90-day period. Notwithstanding the foregoing, there will be no such 90-day extension, if such Material Defect would cause the related Mortgage Loan or the related Trust Subordinate Companion Loan not to be a "qualified mortgage" within the meaning of Code Section 860G(a)(3), but without regard to the rule of Treasury regulations Section 1.860G-2(f)(2) that causes a defective Mortgage Loan to be treated as a qualified mortgage.

No delay in either the discovery of a Material Defect or in providing notice of such Material Defect will relieve the applicable mortgage loan seller of its obligation to repurchase the related Mortgage Loan and the related Trust Subordinate Companion Loan unless (i) the mortgage loan seller did not otherwise discover or have knowledge of such Material Defect and (ii) such delay is the result of the failure by a party to the PSA to promptly provide a Breach Notice as required by the terms of the MLPA or the PSA after such party has actual knowledge of such defect or breach (knowledge will not be deemed to exist by reason of the custodian's exception report) and such delay precludes the mortgage loan seller from curing such Material Defect. Notwithstanding the foregoing, if a Mortgage Loan is not secured by a Mortgaged Property that is, in whole or in part, a hotel, restaurant (operated by a borrower), healthcare facility, nursing home, assisted living facility, self-storage facility, theater or fitness center (operated by a borrower), then the failure to deliver copies of the UCC financing statements with respect to such Mortgage Loan will not be a Material Defect.

If there is a Material Defect with respect to one or more Mortgaged Properties with respect to a Mortgage Loan, the applicable mortgage loan seller will not be obligated to repurchase the Mortgage Loan if (i) the affected Mortgaged Property may be released pursuant to the terms of any partial release provisions in the related Mortgage Loan documents (and such Mortgaged Property is, in fact, released), (ii) the remaining Mortgaged Property(ies) satisfy the requirements, if any, set forth in the Mortgage Loan documents and the applicable mortgage loan seller provides an opinion of counsel to the effect that such release would not cause an adverse REMIC event to occur and (iii) each applicable Rating Agency has provided a Rating Agency Confirmation.

[Notwithstanding the foregoing, in lieu of a mortgage loan seller repurchasing, substituting or curing such Material Defect, to the extent that the mortgage loan seller and the special servicer (with the consent of the Directing Certificateholder for so long as no Control Termination Event has occurred and is continuing) are able to agree upon a cash payment payable by the mortgage loan seller to the issuing entity that would be deemed sufficient to compensate the issuing entity for such Material Defect (a "Loss of Value Payment"), the mortgage loan seller may elect, in its sole discretion, to pay such Loss of Value Payment. Upon its making such payment, the mortgage loan seller will be deemed to have cured such Material Defect in all respects. A Loss of Value Payment may not be made with respect to any such Material Defect that would cause the applicable Mortgage Loan not to be a "qualified mortgage" within the meaning of Code Section 860G(a)(3), but without regard to the rule of Treasury regulations Section 1.860G-2(f)(2) that causes a defective Mortgage Loan to be treated as a qualified mortgage.]

In addition, the MLPA provides that, with respect to the Non-Serviced Whole Loan, if a material document defect exists under the Non-Serviced PSA, and the related seller repurchases the Non-Serviced Companion Loan from the Non-Serviced Securitization Trust, such seller is required to repurchase the Non-Serviced Mortgage Loan; *provided, however*, that no such repurchase obligation will apply to any material document defect related solely to the promissory notes for any Pari Passu Companion Loans contained in the Non-Serviced Securitization Trust.

With respect to any Mortgage Loan and the Trust Subordinate Companion Loan, "Purchase Price" equals to the sum of (1) the [outstanding principal balance of such Mortgage Loan [and the related Trust Subordinate Companion Loan] (or related REO Loan)], as of the date of purchase, (2) all accrued and unpaid interest on the Mortgage Loan [and the related Trust Subordinate Companion Loan] (or any related REO Loan) [at the related Mortgage Rate in effect from time to time](excluding any portion of such interest that represents default interest or Excess Interest on the ARD Loan), to, but not including, the due date immediately preceding or coinciding with the Determination Date for the Collection Period of purchase, (3) all related unreimbursed Servicing Advances plus accrued and unpaid interest on all related Advances at the Reimbursement Rate, Special Servicing Fees (whether paid or unpaid) and any other additional trust fund expenses (except for Liquidation Fees) in respect of such Mortgage Loan and the related Trust Subordinate Companion Loan or related REO Loan, if any, (4) solely in the case of a repurchase or substitution by a mortgage loan seller, all reasonable out-of-pocket expenses reasonably incurred or to be incurred by the master servicer, the special servicer, the depositor, the certificate administrator, asset representations reviewer or the trustee in respect of the omission, breach or defect giving rise to the repurchase or substitution obligation, including any expenses arising out of the enforcement of the repurchase or substitution obligation, including, without limitation, legal fees and expenses and any additional trust fund expenses relating to such Mortgage Loan and the related Trust Subordinate Companion Loan (or related REO Loan); *provided, however*, that such out-of-pocket expenses will not include expenses incurred by investors in instituting an Asset Review Vote Election, in taking part in an Asset Review Vote or in utilizing the dispute resolution provisions described below under "—*Dispute Resolution Provisions*", and (5) Liquidation Fees, if any, payable with respect to the affected Mortgage Loan and the related Trust Subordinate Companion Loan (or related REO Loan) (which will not include any Liquidation Fees if such affected Mortgage Loan is repurchased prior to the expiration of the additional 90-day period immediately following the initial 90-day period).

A "Qualified Substitute Mortgage Loan" is a substitute mortgage loan (other than with respect to the Whole Loans, for which no substitution will be permitted) replacing a Mortgage Loan with respect to which a material breach or document defect exists that must, on the date of substitution:

(a) have an outstanding principal balance, after application of all scheduled payments of principal and interest due during or prior to the month of substitution, whether or not received, not in excess of the Stated Principal Balance of the removed Mortgage Loan as of the due date in the calendar month during which the substitution occurs;

(b) have a Mortgage Rate not less than the Mortgage Rate of the removed Mortgage Loan (determined without regard to any prior modification, waiver or amendment of the terms of the removed Mortgage Loan);

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(c) have the same due date and a grace period no longer than that of the removed Mortgage Loan;

(d) accrue interest on the same basis as the removed Mortgage Loan (for example, on the basis of a 360-day year consisting of twelve 30-day months);

(e) have a remaining term to stated maturity not greater than, and not more than two years less than, the remaining term to stated maturity of the removed Mortgage Loan;

(f) have a then-current loan-to-value ratio equal to or less than [the lesser of (i)] the loan-to-value ratio for the removed Mortgage Loan as of the Closing Date [and (ii) [__]%, in each case] using a "value" for the Mortgaged Property as determined using an appraisal conducted by a member of the Appraisal Institute ("MAI") prepared in accordance with the requirements of the FIRREA;

(g) comply as of the date of substitution in all material respects with all of the representations and warranties set forth in the related MLPA;

(h) have an environmental report that indicates no material adverse environmental conditions with respect to the related Mortgaged Property and that will be delivered as a part of the related Mortgage File;

(i) have a then-current DSCR at least equal to [the greater of (i)] the original DSCR of the removed Mortgage Loan as of the Closing Date [and (ii) [___]x];

(j) constitute a "qualified replacement mortgage" within the meaning of Code Section 860G(a)(4) as evidenced by an opinion of counsel (provided at the applicable mortgage loan seller's expense);

(k) not have a maturity date or an amortization period that extends to a date that is after the date two years prior to the Rated Final Distribution Date;

(l) have comparable prepayment restrictions to those of the removed Mortgage Loan;

(m) not be substituted for a removed Mortgage Loan unless the trustee and the certificate administrator have received a Rating Agency Confirmation from each of the Rating Agencies (the cost, if any, of obtaining such Rating Agency Confirmation to be paid by the applicable mortgage loan seller);

(n) have been approved, so long as a Control Termination Event has not occurred and is not continuing, by the Directing Certificateholder;

(o) prohibit Defeasance within two years of the Closing Date;

(p) not be substituted for a removed Mortgage Loan if it would result in the termination of the REMIC status of any Trust REMIC or the imposition of tax on any Trust REMIC other than a tax on income expressly permitted or contemplated to be imposed by the terms of the PSA as determined by an opinion of counsel;

(q) have an engineering report that indicates no material adverse property condition or deferred maintenance with respect to the related Mortgaged Property with respect to the related Mortgaged Property that will be delivered as a part of the related servicing file; and

(r) be current in the payment of all scheduled payments of principal and interest then due.

In the event that more than one Mortgage Loan is substituted for a removed Mortgage Loan or Mortgage Loans, then (x) the amounts described in clause (a) are required to be determined on the basis of aggregate principal balances and (y) each such proposed Qualified Substitute Mortgage Loan must individually satisfy each of the requirements specified in clauses (b) through (r) of the preceding

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sentence, except (z) the rates described in clause (b) above and the remaining term to stated maturity referred to in clause (e) above are required to be determined on a weighted average basis, *provided* that no individual Mortgage Rate (net of the Servicing Fee Rate, the Certificate Administrator/Trustee Fee Rate and the Operating Advisor Fee Rate) may be lower than the highest fixed Pass-Through Rate (not based on or subject to a cap equal to or based on the WAC Rate) of any class of Principal Balance Certificates having a principal balance then-outstanding. When a Qualified Substitute Mortgage Loan is substituted for a removed Mortgage Loan, the applicable mortgage loan seller will be required to certify that the Mortgage Loan meets all of the requirements of the above definition and send the certification to the trustee, the certificate administrator, the asset representations reviewer, the operating advisor and, prior to the occurrence of a Consultation Termination Event, the Directing Certificateholder.

The foregoing repurchase or substitution obligation or the obligation to pay the Loss of Value Payment will constitute the sole remedy available to the Certificateholders and the trustee under the PSA for any uncured breach of any mortgage loan seller's representations and warranties regarding the Mortgage Loans or any uncured document defect; *provided, however*, that if any breach pertains to a representation or warranty that the related Mortgage Loan documents or any particular Mortgage Loan document requires the related borrower to bear the costs and expenses associated with any particular action or matter under such Mortgage Loan document(s), then the applicable mortgage loan seller may cure such breach within the applicable cure period (as the same may be extended) by reimbursing the issuing entity (by wire transfer of immediately available funds) for (i) the reasonable amount of any such costs and expenses incurred by parties to the PSA or the issuing entity that are incurred as a result of such breach and have not been reimbursed by the related borrower and (ii) the amount of any fees and reimbursable expenses of the asset representations reviewer attributable to the Asset Review of such Mortgage Loan; *provided*, *further*, that in the event any such costs and expenses exceed $10,000, the applicable mortgage loan seller will have the option to either repurchase or substitute for the related Mortgage Loan as provided above or pay such costs and expenses. The applicable mortgage loan seller will remit the amount of these costs and expenses and upon its making such remittance, the applicable mortgage loan seller will be deemed to have cured the breach in all respects. The applicable mortgage loan seller will be the sole warranting party in respect of the Mortgage Loans sold by that mortgage loan seller to the depositor, and none of its affiliates and no other person will be obligated to repurchase or replace any affected Mortgage Loan or make a Loss of Value Payment in connection with a breach of any representation and warranty or in connection with a document defect if the applicable mortgage loan seller defaults on its obligation to do so.

Dispute Resolution Provision

The mortgage loan seller will be subject to the dispute resolution provisions described under "Pooling and Servicing Agreement—Dispute Resolution Provisions" to the extent those provisions are triggered with respect to any mortgage loan sold to the depositor by the mortgage loan seller and will be obligated under the Mortgage Loan Purchase Agreement to comply with all applicable provisions and to take part in any mediation or arbitration proceedings that may result.

Asset Review Obligations

The mortgage loan seller will be obligated to perform its obligations described under "*Pooling and Servicing Agreement—The Asset Representations Reviewer—Asset Review*" relating to any Asset Reviews performed by the asset representations reviewer, and the mortgage loan seller will have the rights described under that heading.

POOLING AND SERVICING AGREEMENT

General

The servicing and administration of the Mortgage Loans (other than the Non-Serviced Mortgage Loan), any related Serviced Companion Loans and any related REO Properties (including any interest of

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the holder of any Companion Loan in the REO Property acquired with respect to any Serviced Whole Loan) will be governed by the PSA and the related Intercreditor Agreement.

The Non-Serviced Mortgage Loan, the Non-Serviced Companion Loan and any related REO Properties (including the issuing entity's interest in REO Property acquired with respect to the Non-Serviced Whole Loan) will be serviced by the Non-Serviced Master Servicer and the Non-Serviced Special Servicer under the Non-Serviced PSA in accordance with such Non-Serviced PSA and the related Intercreditor Agreement. Unless otherwise specifically stated and except where the context otherwise indicates (such as with respect to P&I Advances), discussions in this section or in any other section of this prospectus regarding the servicing and administration of the Mortgage Loans should be deemed to include the servicing and administration of the related Serviced Companion Loans but do not include the Non-Serviced Mortgage Loan, the Non-Serviced Companion Loan and any related REO Property.

The following summaries describe certain provisions of the PSA relating to the servicing and administration of the Mortgage Loans (excluding the Non-Serviced Mortgage Loan), the related Companion Loans and any related REO Properties. In the case of the Serviced Whole Loans, certain provisions of the related Intercreditor Agreement are described under "*Description of the Mortgage Pool—The Whole Loans—The Serviced Pari Passu Whole Loan*" and "*—The Serviced AB Whole Loan*".

Certain provisions of the Non-Serviced PSA relating to the servicing and administration of the Non-Serviced Mortgage Loan, the Non-Serviced Companion Loan and the related REO Properties and the related Intercreditor Agreement are summarized under "*Description of the Mortgage Pool—The Whole Loans*" and "*—Servicing of the Non-Serviced Mortgage Loan*" below.

Assignment of the Mortgage Loans

The depositor will purchase the Mortgage Loans and the Trust Subordinate Companion Loan to be included in the issuing entity on or before the Closing Date from each of the mortgage loan sellers pursuant to a separate MLPAs. See "*Transaction Parties—The Sponsors and Mortgage Loan Sellers*" and "*Description of the Mortgage Loan Purchase Agreements*".

On the Closing Date, the depositor will sell, transfer or otherwise convey, assign or cause the assignment of the Mortgage Loans and the Trust Subordinate Companion Loan, without recourse, together with the depositor's rights and remedies against the mortgage loan sellers under the MLPAs, to the trustee for the benefit of the holders of the certificates. On or prior to the Closing Date, the depositor will require each mortgage loan seller to deliver to the certificate administrator, in its capacity as custodian, the Mortgage Notes and certain other documents and instruments with respect to each Mortgage Loan (other than the Non-Serviced Mortgage Loan) or Serviced Whole Loan. The custodian will hold such documents in issuing entity for the benefit of the holders of the certificates. The custodian is obligated to review certain documents for each Mortgage Loan within [60] days of the Closing Date and report any missing documents or certain types of document defects to the parties to the PSA and the Directing Certificateholder (so long as no Consultation Termination Event has occurred) and the related mortgage loan seller.

In addition, pursuant to the related MLPA, the depositor will require each mortgage loan seller to deliver the Diligence File to the special servicer on the Closing Date.

Pursuant to the PSA, the depositor will assign to the trustee for the benefit of Certificateholders the representations and warranties made by the mortgage loan sellers to the depositor in the MLPAs and any rights and remedies that the depositor has against the mortgage loan sellers under the MLPAs with respect to any Material Defect. See "*—Enforcement of Mortgage Loan Seller's Obligations Under the MLPA*" below and "*Description of the Mortgage Loan Purchase Agreements*".

Servicing Standard

The master servicer and the special servicer will each be required to diligently service and administer the Mortgage Loans (excluding the Non-Serviced Mortgage Loan), any related Serviced Companion Loans and the related REO Properties (other than any REO Property related to a Non-Serviced Mortgage Loan), for which it is responsible in accordance with applicable law, the terms of the PSA, the Mortgage Loan documents, and the related Intercreditor Agreements and, to the extent consistent with the foregoing, in accordance with the higher of the following standards of care: (1) the same manner in which, and with the same care, skill, prudence and diligence with which the master servicer or the special servicer, as the case may be, service and administer similar Mortgage Loans for other third-party portfolios, and (2) the same care, skill, prudence and diligence with which the master servicer or special servicer, as the case may be, services and administers similar Mortgage Loans owned by the master servicer or the special servicer, as the case may be, with a view to; (A) the timely recovery of all payments or principal and interest under the Mortgage Loans or Serviced Whole Loans or (B) in the case of a Specially Serviced Loan or an REO Property, the maximization of timely recovery of principal and interest on a net present value basis on the Mortgage Loans and any related Serviced Companion Loans, and the best interests of the issuing entity and the certificateholders (as a collective whole as if such Certificateholders constituted a single lender) (and, in the case of any Whole Loan, the best interests of the issuing entity, the Certificateholders and the holder of the related Companion Loan (as a collective whole as if such Certificateholders and the holder or holders of the related Companion Loan constituted a single lender), taking into account the *pari passu* or subordinate nature of the related Companion Loan), as determined by the master servicer or the special servicer, as the case may be, in its reasonable judgment, in either case giving due consideration to the customary and usual standards of practice of prudent, institutional commercial, multifamily and manufactured housing community mortgage loan servicers, but without regard to any conflict of interest arising from:

(A) any relationship that the master servicer or the special servicer, as the case may be, or any of their respective affiliates, as the case may be, may have with any of the underlying borrowers, the sponsors, the mortgage loan sellers, the originators, any party to the PSA or any affiliate of the foregoing;

(B) the ownership of any certificate (or any interest in any Companion Loan, mezzanine loan or subordinate debt relating to a Mortgage Loan) by the master servicer or special servicer, as the case may be, or any of their respective affiliates;

(C) the obligation, if any, of the master servicer to make advances;

(D) the right of the master servicer or the special servicer, as the case may be, or any of its affiliates to receive compensation or reimbursement of costs under the PSA generally or with respect to any particular transaction;

(E) the ownership, servicing or management for others of (i) the Non-Serviced Mortgage Loan and the Non-Serviced Companion Loan or (ii) any other mortgage loans, subordinate debt, mezzanine loans or properties not covered by the PSA or held by the issuing entity by the master servicer or special servicer, as the case may be, or any of its affiliates;

(F) any debt that the master servicer or the special servicer, as the case may be, or any of its affiliates, has extended to any underlying borrower or an affiliate of any borrower (including, without limitation, any mezzanine financing);

(G) any option to purchase any Mortgage Loan or the related Companion Loan the master servicer or special servicer, as the case may be, or any of its affiliates, may have; and

(H) any obligation of the master servicer or the special servicer, or one of their respective affiliates, to repurchase or substitute for a Mortgage Loan as a mortgage loan seller (if the master servicer or the special servicer or one of their respective affiliates is a mortgage loan seller) (the foregoing, collectively referred to as the "Servicing Standard").

All net present value calculations and determinations made under the PSA with respect to any Mortgage Loan, Mortgaged Property or REO Property (including for purposes of the definition of "Servicing Standard" set forth above) will be made in accordance with the Mortgage Loan documents or, in the event the Mortgage Loan documents are silent, by using a discount rate (i) for principal and interest payments on the Mortgage Loan or Serviced Companion Loan or sale of a Defaulted Loan, the highest of (1) the rate determined by the master servicer or special servicer, as applicable, that approximates the market rate that would be obtainable by the borrowers on similar non-defaulted debt of the borrowers as of such date of determination, (2) the Mortgage Rate and (3) the yield on 10-year U.S. treasuries as of such date of determination and (ii) for all other cash flows, including property cash flow, the "discount rate" set forth in the most recent appraisal (or updated appraisal) of the related Mortgaged Property.

In the case of the Non-Serviced Mortgage Loan, the master servicer and special servicer will be required to act in accordance with the Servicing Standard with respect to any action required to be taken regarding the Non-Serviced Mortgage Loan pursuant to their respective obligations under the PSA.

Subservicing

The master servicer, special servicer [and the operating advisor] may delegate and/or assign some or all of their respective servicing obligations and duties with respect to some or all of the Mortgage Loans (other than the Non-Serviced Mortgage Loan) and the Serviced Companion Loans to one or more third-party sub-servicers *provided* that the master servicer and the special servicer, as applicable, will remain obligated under the PSA. A sub-servicer may be an affiliate of the depositor, the master servicer or the special servicer. Notwithstanding the foregoing, the special servicer may not enter into any sub-servicing agreement which provides for the performance by third parties of any or all of its obligations under the PSA without, prior to the occurrence and continuance of a Control Termination Event, the consent of the Directing Certificateholder, except to the extent necessary for the special servicer to comply with applicable regulatory requirements.

Each sub-servicing agreement between the master servicer or special servicer and a sub-servicer (a "Sub-Servicing Agreement") will generally be required to provide that (i) if for any reason the master servicer or special servicer, as applicable, is no longer acting in that capacity (including, without limitation, by reason of a Servicer Termination Event) the trustee or any successor master servicer or special servicer, as applicable, may assume or terminate such party's rights and obligations under such Sub-Servicing Agreement and (ii) the sub-servicer will be in default under such Sub-Servicing Agreement and such Sub-Servicing Agreement will be terminated (following the expiration of any applicable grace period) if the sub-servicer fails (A) to deliver by the due date any Exchange Act reporting items required to be delivered to the master servicer pursuant to the PSA or such Sub-Servicing Agreement or to the master servicer under any other pooling and servicing agreement that the depositor is a party to, or (B) to perform in any material respect any of its covenants or obligations contained in such Sub-Servicing Agreement regarding creating, obtaining or delivering any Exchange Act reporting items required in order for any party to the PSA to perform its obligations under the PSA or under the Exchange Act reporting requirements of any other pooling and servicing agreement that the depositor is a party to. The master servicer or special servicer, as applicable, will be required to monitor the performance of sub-servicers retained by it and will have the right to remove a sub-servicer retained by it at any time it considers removal to be in the best interests of Certificateholders. However, no sub-servicer will be permitted under any Sub-Servicing Agreement to make material servicing decisions, such as loan modifications or determinations as to the manner or timing of enforcing remedies under the Mortgage Loan documents, without the consent of the master servicer or special servicer, as applicable.

Generally, the master servicer will be solely liable for all fees owed by it to any sub-servicer retained by the master servicer, without regard to whether the master servicer's compensation pursuant to the PSA is sufficient to pay those fees. Each sub-servicer will be required to be reimbursed by the master servicer for certain expenditures which such sub-servicer makes, generally to the same extent the master servicer would be reimbursed under the PSA.

Advances

P&I Advances

On the business day immediately preceding each Distribution Date (the "Master Servicer Remittance Date"), except as otherwise described below, the master servicer will be obligated, unless determined to be non-recoverable as described below, to make advances (each, a "P&I Advance") out of its own funds or, subject to the replacement of those funds as provided in the PSA, certain funds held in the Collection Account that are not required to be part of the Available Funds for that Distribution Date, in an amount equal to (but subject to reduction as described below) the aggregate of:

(1) all Periodic Payments (net of any applicable Servicing Fees) that were due on the Mortgage Loans (including the Non-Serviced Mortgage Loan) and any REO Loan (other than any portion of an REO Loan related to a Companion Loan) during the related Collection Period and not received as of the business day preceding the Master Servicer Remittance Date; and

(2) in the case of each Mortgage Loan delinquent in respect of its balloon payment as of the Master Servicer Remittance Date (including any REO Loan (other than any portion of an REO Loan related to a Companion Loan) as to which the balloon payment would have been past due), an amount equal to its Assumed Scheduled Payment.

The master servicer's obligations to make P&I Advances in respect of any Mortgage Loan (including the Non-Serviced Mortgage Loan) or REO Loan (other than any portion of a REO Loan related to a Companion Loan) will continue, except if a determination as to non-recoverability is made, through and up to liquidation of the Mortgage Loan or disposition of the REO Property, as the case may be. However, no interest will accrue on any P&I Advance made with respect to a Mortgage Loan unless the related Periodic Payment is received after the related Due Date has passed and any applicable grace period has expired or if the related Periodic Payment is received after the Determination Date but on or prior to the Master Servicer Remittance Date. To the extent that the master servicer fails to make a P&I Advance that it is required to make under the PSA, the trustee will be required to make the required P&I Advance in accordance with the terms of the PSA.

If an Appraisal Reduction Amount has been made with respect to any Mortgage Loan (or, in the case of the Non-Serviced Whole Loan, an appraisal reduction has been made in accordance with the Non-Serviced PSA and the master servicer has notice of such Appraisal Reduction Amount) and such Mortgage Loan experiences subsequent delinquencies, then the interest portion of any P&I Advance in respect of that Mortgage Loan for the related Distribution Date will be reduced (there will be no reduction in the principal portion, if any, of such P&I Advance) to equal the product of (x) the amount of the interest portion of the P&I Advance for that Mortgage Loan for the related Distribution Date without regard to this sentence, and (y) a fraction, expressed as a percentage, the numerator of which is equal to the [Stated Principal Balance] of that Mortgage Loan immediately prior to the related Distribution Date, net of the related Appraisal Reduction Amount (or, in the case of any Whole Loan, the portion of such Appraisal Reduction Amount allocated to the related Mortgage Loan), if any, and the denominator of which is equal to the Stated Principal Balance of that Mortgage Loan immediately prior to the related Distribution Date.

Neither the master servicer nor the trustee will be required to make a P&I Advance for a balloon payment, default interest, late payment charges, yield maintenance charges, prepayment premiums or Excess Interest or with respect to any Companion Loan.

Servicing Advances

In addition to P&I Advances, except as otherwise described under "—*Recovery of Advances*" below and except in certain limited circumstances described below, the master servicer will also be obligated

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(subject to the limitations described in this prospectus), to make advances ("Servicing Advances" and, collectively with P&I Advances, "Advances") in connection with the servicing and administration of any Mortgage Loan (other than the Non-Serviced Mortgage Loan) and related Companion Loan, as applicable, in respect of which a default, delinquency or other unanticipated event has occurred or is reasonably foreseeable, or, in connection with the servicing and administration of any Mortgaged Property or REO Property, in order to pay delinquent real estate taxes, assessments and hazard insurance premiums and to cover other similar costs and expenses necessary to preserve the priority of or enforce the related Mortgage Loan documents or to protect, lease, manage and maintain the related Mortgaged Property. To the extent that the master servicer fails to make a Servicing Advance that it is required to make under the PSA and the trustee has received notice or otherwise has actual knowledge of this failure, the trustee will be required to make the required Servicing Advance in accordance with the terms of the PSA.

However, none of the master servicer, the special servicer or the trustee will make any Servicing Advance in connection with the exercise of any cure rights or purchase rights granted to the holder of a Serviced Companion Loan under the related Intercreditor Agreement or the PSA.

The special servicer will have no obligation to make any Servicing Advances. However, in an urgent or emergency situation requiring the making of a Servicing Advance, the special servicer may make such Servicing Advance, and the master servicer will be required to reimburse the special servicer for such Advance (with interest on that Advance) within a specified number of days as set forth in the PSA, unless such Advance is determined to be nonrecoverable by the master servicer in its reasonable judgment (in which case it will be reimbursed out of the collection account). Once the special servicer is reimbursed, the master servicer will be deemed to have made the special servicer's Servicing Advance as of the date made by the special servicer, and will be entitled to reimbursement with interest on that Advance in accordance with the terms of the PSA.

No Servicing Advances will be made with respect to any Serviced Whole Loan if the related Mortgage Loan is no longer held by the issuing entity or if such Serviced Whole Loan is no longer serviced under the PSA and no Servicing Advances will be made for the Non-Serviced Whole Loan under the PSA. No Servicing Advances will be made with regard to a Subordinate Companion Loan if the related Mortgage Loan is no longer held by the issuing entity. Any requirement of the master servicer or the trustee to make an Advance in the PSA is intended solely to provide liquidity for the benefit of the Certificateholders and not as credit support or otherwise to impose on any such person the risk of loss with respect to one or more Mortgage Loans or the related Companion Loan.

The master servicer will also be obligated to make Servicing Advances with respect to Serviced Whole Loans. With respect to the Non-Serviced Whole Loan, the applicable servicer under the Non-Serviced PSA will be obligated to make property advances with respect to such Non-Serviced Whole Loan. See "—*Servicing of the Non-Serviced Mortgage Loan*" below and "*Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Whole Loan*".

Notwithstanding the foregoing, none of the master servicer, the special servicer or the trustee will be obligated to make any Advance that it determines in its reasonable judgment would, if made, not be recoverable (including recovery of interest on the Advance) out of Related Proceeds (a "Nonrecoverable Advance"). In addition, the special servicer may, at its option (with respect to any specially-serviced Mortgage Loan, in consultation with, prior to the occurrence of a Consultation Termination Event, the Directing Certificateholder) make a determination in accordance with the Servicing Standard that any P&I Advance or Servicing Advance, if made, would be a Nonrecoverable Advance, and if it makes such a determination, must deliver to the master servicer (and, with respect to a Serviced Mortgage Loan, to any master servicer or special servicer under the PSA governing any securitization trust into which the related Serviced Pari Passu Companion Loan is deposited, and, with respect to the Non-Serviced Mortgage Loan, the related master servicer under the Non-Serviced PSA), the certificate administrator, the trustee, the operating advisor and the 17g-5 Information Provider notice of such determination, which determination may be conclusively relied upon by, but will not be binding upon, the master servicer and the trustee. The special servicer will have no such obligation to make an affirmative determination that any P&I Advance or Servicing Advance is, or would be, recoverable, and in the absence of a

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determination by the special servicer that such an Advance is non-recoverable, each such decision will remain with the master servicer or the trustee, as applicable. If the special servicer makes a determination that only a portion, and not all, of any previously made or proposed P&I Advance or Servicing Advance is non-recoverable, the master servicer and the trustee will have the right to make its own subsequent determination that any remaining portion of any such previously made or proposed P&I Advance or Servicing Advance is non-recoverable.

In making such non-recoverability determination, each person will be entitled to consider (among other things): (a) the obligations of the borrower under the terms of the related Mortgage Loan or Companion Loan, as applicable, as it may have been modified, (b) the related mortgaged properties in their "as-is" or then-current conditions and occupancies, as modified by such party's assumptions regarding the possibility and effects of future adverse change with respect to such mortgaged properties, (c) estimated future expenses, and (d) estimated timing of recoveries, and will be entitled to give due regard to the existence of any Nonrecoverable Advances which, at the time of such consideration, the recovery of which are being deferred or delayed by the master servicer, in light of the fact that Related Proceeds are a source of recovery not only for the Advance under consideration but also a potential source of recovery for such delayed or deferred Advance. In addition, any such person may update or change its recoverability determinations (but not reverse any other person's determination that an Advance is non-recoverable) at any time and may obtain at the expense of the issuing entity any analysis, appraisals or market value estimates or other information for such purposes. Absent bad faith, any non-recoverability determination described in this paragraph will be conclusive and binding on the Certificateholders, and may be conclusively relied upon by, but is not binding upon, the master servicer and the trustee. The master servicer and the trustee will be entitled to rely conclusively on any non-recoverability determination of the special servicer. Nonrecoverable Advances will represent a portion of the losses to be borne by the Certificateholders.

With respect to the Non-Serviced Whole Loan, if any servicer under the Non-Serviced PSA determines that a P&I Advance with respect to the Non-Serviced Companion Loan, if made, would be non-recoverable, such determination will not be binding on the master servicer and the trustee as it relates to any proposed P&I Advance with respect to the Non-Serviced Mortgage Loan. Similarly, with respect to the Non-Serviced Mortgage Loan, if the master servicer or the special servicer determines that any P&I Advance with respect to such Non-Serviced Mortgage Loan, if made, would be non-recoverable, such determination will not be binding on the related master servicer and related trustee under the related Non-Serviced PSA as such determination relates to any proposed P&I Advance with respect to the Non-Serviced Companion Loan (unless the Non-Serviced PSA provides otherwise).

Recovery of Advances

The master servicer, the special servicer or the trustee, as applicable, will be entitled to recover (a) any Servicing Advance made out of its own funds from any amounts collected in respect of a Mortgage Loan (or, consistent with the related Intercreditor Agreement, a Serviced Whole Loan) as to which such Servicing Advance was made, and (b) any P&I Advance made out of its own funds from any amounts collected in respect of a Mortgage Loan as to which such P&I Advance was made, whether in the form of late payments, insurance and condemnation proceeds, liquidation proceeds or otherwise from the related Mortgage Loan ("Related Proceeds"). Each of the master servicer, the special servicer and the trustee will be entitled to recover any Advance by it that it subsequently determines to be a Nonrecoverable Advance out of general collections relating to the Mortgage Loans on deposit in the Collection Account (*first* from principal collections and *then* from any other collections). Amounts payable in respect of each Serviced Companion Loan pursuant to the related Intercreditor Agreement will not be available for distributions on the certificates or for the reimbursement of Nonrecoverable Advances of principal or interest with respect to the related Mortgage Loan, but will be available, in accordance with the PSA and related Intercreditor Agreement, for the reimbursement of any Servicing Advances with respect to the related Serviced Whole Loan. If a Servicing Advance by the master servicer or the special servicer (or trustee, as applicable) on a Serviced Whole Loan becomes a Nonrecoverable Advance and the master servicer, the special servicer or the trustee, as applicable, is unable to recover such amounts from related proceeds or the related Companion Loan, as applicable, the master servicer, the special servicer or the trustee (as applicable) will be permitted to recover such Nonrecoverable Advance (including interest thereon) out of general collections on deposit in the Collection Account.

If the funds in the Collection Account relating to the Mortgage Loans allocable to principal on the Mortgage Loans are insufficient to fully reimburse the party entitled to reimbursement, then such party as an accommodation may elect, on a monthly basis, at its sole option and discretion to defer reimbursement of the portion that exceeds such amount allocable to principal (in which case interest will continue to accrue on the unreimbursed portion of the advance) for a time as required to reimburse the excess portion from principal for a consecutive period up to 12 months (*provided* that any such deferral exceeding 6 months will require, prior to the occurrence and continuance of any Control Termination Event, the consent of the Directing Certificateholder) and any election to so defer will be deemed to be in accordance with the Servicing Standard; *provided* that no such deferral may occur at any time to the extent that amounts otherwise distributable as principal are available for such reimbursement.

In connection with a potential election by the master servicer or the trustee to refrain from the reimbursement of all or a portion of a particular Nonrecoverable Advance during the one month collection period ending on the related Determination Date for any Distribution Date, the master servicer or the trustee will be authorized to wait for principal collections on the Mortgage Loans to be received until the end of such collection period before making its determination of whether to refrain from the reimbursement of all or a portion of a particular Nonrecoverable Advance; *provided, however*, that if, at any time the master servicer or the trustee, as applicable, elects, in its sole discretion, not to refrain from obtaining such reimbursement or otherwise determines that the reimbursement of a Nonrecoverable Advance during a one month collection period will exceed the full amount of the principal portion of general collections deposited in the Collection Account for such Distribution Date, then the master servicer or the trustee, as applicable, will be required to use its reasonable efforts to give the 17g-5 Information Provider 15 days' notice of such determination for posting on the 17g-5 Information Provider's website, unless extraordinary circumstances make such notice impractical, and thereafter will be required to deliver copies of such notice to the Rating Agencies. Notwithstanding the foregoing, failure to give such notice will in no way affect the master servicer's or the trustee's election whether to refrain from obtaining such reimbursement.

Each of the master servicer, the special servicer and the trustee will be entitled to recover any Advance that is outstanding at the time that a Mortgage Loan is modified but is not repaid in full by the borrower in connection with such modification but becomes an obligation of the borrower to pay such amounts in the future (such Advance, together with interest on that Advance, a "<u>Workout-Delayed Reimbursement Amount</u>") out of principal collections on the Mortgage Loans in the Collection Account.

Any amount that constitutes all or a portion of any Workout-Delayed Reimbursement Amount may in the future be determined to constitute a Nonrecoverable Advance and thereafter will be recoverable as any other Nonrecoverable Advance.

In connection with its recovery of any Advance, each of the master servicer, the special servicer and the trustee will be entitled to be paid, out of any amounts relating to the Mortgage Loans then on deposit in the Collection Account, interest at the Prime Rate (the "<u>Reimbursement Rate</u>") accrued on the amount of the Advance from the date made to, but not including, the date of reimbursement. Neither the master servicer nor the trustee will be entitled to interest on P&I Advances that accrues before the related due date has passed and any applicable grace period has expired. The "<u>Prime Rate</u>" will be the prime rate, for any day, set forth in *The Wall Street Journal*, New York edition.

See "—*Servicing of the Non-Serviced Mortgage Loan*" for reimbursements of servicing advances made in respect of the Non-Serviced Whole Loan under the Non-Serviced PSA.

Accounts

The master servicer is required to establish and maintain, or cause to be established and maintained, one or more accounts and subaccounts (collectively, the "<u>Collection Account</u>") in its own name on behalf of the trustee and for the benefit of the Certificateholders. The master servicer is required to deposit in the

Collection Account on a daily basis (and in no event later than the [2nd] business day following receipt in available funds) all payments and collections due after the Cut-off Date and other amounts received or advanced with respect to the Mortgage Loans and the Trust Subordinate Companion Loan (including, without limitation, all proceeds (the "Insurance and Condemnation Proceeds") received under any hazard, title or other insurance policy that provides coverage with respect to a Mortgaged Property or the related Mortgage Loan or Trust Subordinate Companion Loan or in connection with the full or partial condemnation of a Mortgaged Property (other than proceeds applied to the restoration of the Mortgaged Property or released to the related borrower in accordance with the Servicing Standard (or, if applicable, a special servicer) and/or the terms and conditions of the related Mortgage) and all other amounts received and retained in connection with the liquidation of any Mortgage Loan that is defaulted and any related defaulted Companion Loans or property acquired by foreclosure or otherwise (the "Liquidation Proceeds")) together with the net operating income (less reasonable reserves for future expenses) derived from the operation of any REO Properties. Notwithstanding the foregoing, the collections on the Whole Loans will be limited to the portion of such amounts that are payable to the holder of the related Mortgage Loan pursuant to the related Intercreditor Agreement.

The master servicer will also be required to establish and maintain a segregated custodial account (the "Serviced Whole Loan Custodial Account") with respect to each Serviced Whole Loan, which may be a sub-account of the Collection Account, and deposit amounts collected in respect of each Serviced Whole Loan in the related Serviced Whole Loan Custodial Account. The issuing entity will only be entitled to amounts on deposit in a Serviced Whole Loan Custodial Account to the extent these funds are not otherwise payable to the holder of a related Serviced Companion Loan or payable or reimbursable to any party to the PSA. Any amounts in a Serviced Whole Loan Custodial Account to which the issuing entity is entitled will be transferred on a monthly basis to the Collection Account.

With respect to each Distribution Date, the master servicer will be required to disburse from the Collection Account and remit to the certificate administrator for deposit into the Lower-Tier REMIC Distribution Account in respect of the related Mortgage Loans, to the extent of funds on deposit in the Collection Account, on the related Master Servicer Remittance Date, the Available Funds for such Distribution Date and any yield maintenance charges or prepayment premiums received as of the related Determination Date. The certificate administrator is required to establish and maintain accounts various accounts, including a "Lower-Tier REMIC Distribution Account", a "Upper-Tier REMIC Distribution Account", and a "Loan Specific REMIC Distribution Account", each of which may be sub-accounts of a single account (collectively, the "Distribution Accounts"), in its own name on behalf of the trustee and for the benefit of the Certificateholders (or for the benefit of the [LOAN-SPECIFIC CLASS] certificates, in the case of the Loan Specific REMIC Distribution Account.

On each Distribution Date, the certificate administrator is required to apply amounts on deposit in the Upper-Tier REMIC Distribution Account (which will include all funds that were remitted by the master servicer from the Collection Account (other than with respect to the Trust Subordinate Companion Loan) or the Loan Specific REMIC Distribution Account), plus, among other things, any P&I Advances less amounts, if any, distributable to the Class R and Class [ARD] certificates as set forth in the PSA generally to (1) in the case of the Upper-Tier REMIC Distribution Account, make distributions of interest and principal from Available Funds to the holders of the Regular Certificates and the Trust Components, as described under "*Description of the Certificates—Distributions*", and (2) to apply amounts on deposit in the Loan Specific REMIC Distribution Account (which will include all funds that were remitted by the master servicer from the Collection Account with respect to the Trust Subordinate Companion Loan, less amounts, if any, distributable to the Class R certificates) to make distributions of interest and principal from the available funds for the [LOAN-SPECIFIC CLASS] certificates to the holders of the [LOAN-SPECIFIC CLASS] certificates.

The certificate administrator is also required to establish and maintain an account (the "Interest Reserve Account") which may be a sub-account of the Distribution Account, in its own name on behalf of the trustee for the benefit of the Certificateholders (other than the holders of the [LOAN-SPECIFIC CLASS] certificates). On the Master Servicer Remittance Date occurring each February and on any Master Servicer Remittance Date occurring in any January which occurs in a year that is not a leap year

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(in each case, unless the related Distribution Date is the final Distribution Date), the certificate administrator will be required to deposit amounts remitted by the master servicer or P&I Advances made on the related Mortgage Loans into the Interest Reserve Account during the related interest period, in respect of the Mortgage Loans that accrue interest on an Actual/360 Basis (collectively, the "Actual/360 Loans"), in an amount equal to one day's interest at the Net Mortgage Rate for each such Actual/360 Loan on its Stated Principal Balance and as of the Distribution Date in the month preceding the month in which the Master Servicer Remittance Date occurs, to the extent a Periodic Payment or P&I Advance or other deposit is made in respect of the Mortgage Loans (all amounts so deposited in any consecutive January (if applicable) and February, "Withheld Amounts"). On the Master Servicer Remittance Date occurring each March (or February, if the related Distribution Date is the final Distribution Date), the certificate administrator will be required to withdraw from the Interest Reserve Account an amount equal to the Withheld Amounts from the preceding January (if applicable) and February, if any, and deposit that amount into the Lower-Tier REMIC Distribution Account.

The certificate administrator is also required to establish and maintain an account (the "Exchangeable Distribution Account"), which may be a sub-account of the Distribution Account, in its own name on behalf of the trustee for the benefit of the holders of the Class [EC] and the Exchangeable Certificates.

The certificate administrator is also required to establish and maintain an account (the "Excess Interest Distribution Account"), which may be a sub-account of the Distribution Account, in the name of the trustee for the benefit of the holders of the Class [ARD] certificates. Prior to the applicable Distribution Date, the master servicer is required to remit to the certificate administrator for deposit into the Excess Interest Distribution Account an amount equal to the Excess Interest received by the master servicer on or prior to the related Determination Date.

The certificate administrator may be required to establish and maintain an account (the "Gain-on-Sale Reserve Account"), which may be a sub-account of the Distribution Account, in its own name on behalf of the trustee for the benefit of the Certificateholders. To the extent that any gains are realized on sales of Mortgaged Properties (or, with respect to any Whole Loan, the portion of such amounts that are payable on the related Mortgage Loan pursuant to the related Intercreditor Agreement), such gains will be applied on the applicable Distribution Date as part of Available Funds to all amounts due and payable on the Regular Certificates and the Trust Components (including to reimburse for Realized Losses previously allocated to such certificates and/or Trust Components, and to the extent not so applied, such gains will be held and applied to offset future Realized Losses, if any (as determined by the special servicer). Any remaining amounts will be distributed on the Class R Certificates.

Other accounts to be established pursuant to the PSA are one or more segregated custodial accounts (the "REO Account") for collections from REO Properties. Each REO Account will be maintained by the special servicer in its own name on behalf of the trustee and for the benefit of the Certificateholders.

The Collection Account, the Serviced Whole Loan Collection Account, the Distribution Account, the Interest Reserve Account, the Exchangeable Distribution Account, the Excess Interest Distribution Account, the Gain-on-Sale Reserve Account and the REO Account are collectively referred to as the "Securitization Accounts" (but with respect to any Whole Loan, only to the extent of the issuing entity's interest in the Whole Loan. Each of the foregoing accounts will be held at a depository institution or trust company meeting the requirements of the PSA.

Amounts on deposit in the foregoing accounts may be invested in certain United States government securities and other investments meeting the requirements of the PSA ("Permitted Investments"). Interest or other income earned on funds in the accounts maintained by the master servicer, the certificate administrator or the special servicer will be payable to each of them as additional compensation, and each of them will be required to bear any losses resulting from their investment of such funds.

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Withdrawals from the Collection Account

The master servicer may, from time to time, make withdrawals from the Collection Account (or the applicable subaccount of the Collection Account[, exclusive of the Serviced Whole Loan Custodial Account that may be a subaccount of the Collection Account]) for any of the following purposes, in each case only to the extent permitted under the PSA and with respect to the Serviced Whole Loan, subject to the terms of the related Intercreditor Agreement, without duplication (the order set forth below not constituting an order of priority for such withdrawals):

(i)   to remit on each Master Servicer Remittance Date (A) to the certificate administrator for deposit into the Lower-Tier REMIC Distribution Account [(or the Loan Specific REMIC Distribution Account in respect of the Trust Subordinate Companion Loan)] certain portions of the Available Funds [and any prepayment premiums or yield maintenance charges] attributable to the Mortgage Loans on the related Distribution Date, (B) to the certificate administrator for deposit into the Excess Interest Distribution Account an amount equal to the Excess Interest received in the applicable one-month period ending on the related Determination Date, if any, or (C) to the certificate administrator for deposit into the Interest Reserve Account an amount required to be withheld as described above under "—*Accounts*";

(ii)   to pay or reimburse the master servicer, the applicable special servicer and the trustee, as applicable, pursuant to the terms of the PSA for Advances made by any of them and interest on Advances (the master servicer's, special servicer's or the trustee's respective right, as applicable, to reimbursement for items described in this clause (ii) being limited as described above under "—*Advances*") (*provided*, that with respect to each Serviced Whole Loan, such reimbursements are subject to the terms of the related Intercreditor Agreement);

(iii)   to pay to the master servicer and the applicable special servicer, as compensation, the aggregate unpaid servicing compensation;

(iv)   to pay to the operating advisor the Operating Advisor Consulting Fee (but only to the extent actually received from the related borrower) or the Operating Advisor Fee;

(v)   to pay to the asset representations reviewer the Asset Representations Reviewer Fee (to the extent such fee is to be paid by the issuing entity);

(vi)   to reimburse the trustee, the applicable special servicer and the master servicer, as applicable, for certain Nonrecoverable Advances or Workout-Delayed Reimbursement Amounts;

(vii)   to reimburse the master servicer, the special servicer, the asset representations reviewer or the trustee, as applicable, for any unreimbursed expenses reasonably incurred with respect to each related Mortgage Loan [or related Trust Subordinate Companion Loan] that has been repurchased or substituted by such person pursuant to the PSA or otherwise;

(viii)   to reimburse the master servicer or the applicable special servicer for any unreimbursed expenses reasonably incurred by such person in connection with the enforcement of the applicable mortgage loan seller's obligations under the applicable section of the related MLPA;

(ix)   to pay for any unpaid costs and expenses incurred by the issuing entity;

(x)   to pay the master servicer and the special servicer, as applicable, as additional servicing compensation, (A) interest and investment income earned in respect of amounts relating to the issuing entity held in the Collection Account and the companion loan distribution account (but only to the extent of the net investment earnings during the applicable one month period ending on the related Distribution Date) and (B) certain penalty charges and default interest;

(xi)   to recoup any amounts deposited in the Collection Account in error;

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(xii)   to the extent not reimbursed or paid pursuant to any of the above clauses, to reimburse or pay the master servicer, the special servicer, the operating advisor, the asset representations reviewer, the depositor or any of their respective directors, officers, members, managers, employees and agents, unpaid additional expenses of the issuing entity and certain other unreimbursed expenses incurred by such person pursuant to and to the extent reimbursable under the PSA and to satisfy any indemnification obligations of the issuing entity under the PSA;

(xiii)   to pay for the cost of the opinions of counsel or the cost of obtaining any extension to the time in which the issuing entity is permitted to hold REO Property;

(xiv)   to pay any applicable federal, state or local taxes imposed on any Trust REMIC, or any of their assets or transaction, together with all incidental costs and expenses, to the extent that none of the master servicer, the special servicer, the certificate administrator or the trustee is liable under the PSA;

(xv)   to pay the CREFC® Intellectual Property Royalty License Fee;

(xvi)   to reimburse the certificate administrator out of general collections on the Mortgage Loans, the Trust Subordinate Companion Loan and REO Properties for legal expenses incurred by and reimbursable to it by the issuing entity of any administrative or judicial proceedings related to an examination or audit by any governmental taxing authority;

(xvii)   to pay the applicable mortgage loan seller or any other person, with respect to each Mortgage Loan, if any (or the related Trust Subordinate Companion Loan, if applicable), previously purchased or replaced by such person pursuant to the PSA, all amounts received thereon subsequent to the date of purchase or replacement relating to periods after the date of purchase or replacement;

(xviii)   to remit to the certificate administrator for deposit in the Interest Reserve Account the amounts required to be deposited in the Interest Reserve Account pursuant to the PSA;

(xix)   to remit to the companion paying agent for deposit into the companion distribution account the amounts required to be deposited pursuant to the PSA; and

(xx)   to clear and terminate the Collection Account pursuant to a plan for termination and liquidation of the issuing entity.

[Certain of the foregoing withdrawals of items specifically related to an AB Whole Loan will be made out of the Collection Account, *first*, from amounts on deposit allocated to the related Subordinate Companion Loan, *second*, from amounts on deposit allocated to the related Mortgage Loan and then from general collections in respect of all other Mortgage Loans.]

No amounts payable or reimbursable to the parties to the PSA out of general collections that do not specifically relate to a Serviced Whole Loan may be reimbursable from amounts that would otherwise be payable to the related Companion Loan.

Certain costs and expenses (such as a pro rata share of any related Servicing Advances) allocable to the Mortgage Loan (other than the Non-Serviced Mortgage Loan) that is part of a Serviced Whole Loan may be paid or reimbursed out of payments and other collections on the other Mortgage Loans, subject to the issuing entity's right to reimbursement from future payments and other collections on the related Companion Loan or from general collections with respect to the securitization of the related Companion Loan. If the master servicer makes, with respect to any Serviced Whole Loan, any reimbursement or payment out of the Collection Account to cover the related Serviced Companion Loan's share of any cost, expense, indemnity, Servicing Advance or interest on such Servicing Advance, or fee with respect to such Serviced Whole Loan, then the master servicer (with respect to non-Specially Serviced Loans) and the special servicer (with respect to Specially Serviced Loans) must use efforts consistent with the Servicing Standard to collect such amount out of collections on such Serviced Companion Loan or, if and to the

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extent permitted under the related Intercreditor Agreement, from the holder of the related Serviced Companion Loan.

The master servicer will also be entitled to make withdrawals, from time to time, from the Collection Account of amounts necessary for the payments or reimbursements required to be paid to the parties to the applicable Non-Serviced PSA, pursuant to the applicable Non-Serviced Intercreditor Agreement and the applicable Non-Serviced PSA. See "—*Servicing of the Non-Serviced Mortgage Loan"*.

If a P&I Advance is made with respect to any Mortgage Loan (other than the Non-Serviced Mortgage Loan) that is part of a Whole Loan, then that P&I Advance, together with interest on such P&I Advance, may only be reimbursed out of future payments and collections on that Mortgage Loan or, as and to the extent described under "—*Advances*" above, on other Mortgage Loans, but not out of payments or other collections on the related Serviced Companion Loan. Likewise, the Certificate Administrator/Trustee Fee and the Operating Advisor Fee that accrue with respect to any Mortgage Loan (other than the Non-Serviced Mortgage Loan) that is part of a Whole Loan and any other amounts payable to the operating advisor may only be paid out of payments and other collections on such Mortgage Loan and/or the Mortgage Pool generally, but not out of payments or other collections on the related Serviced Companion Loan.

Servicing and Other Compensation and Payment of Expenses

General

The parties to the PSA other than the depositor will be entitled to payment of certain fees as compensation for services performed under the PSA. Below is a summary of the fees payable to the parties to the PSA from amounts that the issuing entity is entitled to receive. In addition, CREFC® will be entitled to a license fee for use of their names and trademarks, including the CREFC® Investor Reporting Package. Certain additional fees and costs payable by the related borrowers are allocable to the parties to the PSA other than the depositor, but such amounts are not payable from amounts that the issuing entity is entitled to receive. [THE TABLE BELOW AND RELATED DISCLOSURE WILL BE UPDATED TO DISCLOSE ANY ADDITIONAL FEES OR EXPENSES PAID TO THE TRANSACTION PARTIES, INCLUDING ANY RETAINER FEE OR SIMILAR FEE PAID TO THE ASSET REPRESENTATIONS REVIEWER.]

The amounts available for distribution on the certificates on any Distribution Date will generally be net of the following amounts:

Type/Recipient[1]	Amount[1]	Source[1]	Frequency
Fees			
Master Servicing Fee / Master Servicer	With respect to the Mortgage Loans and the related Serviced Companion Loans, the product of the monthly portion of the related annual Servicing Fee Rate calculated on the Stated Principal Balance of such Mortgage Loan and Serviced Companion Loan.	Out of recoveries of interest with respect to the related Mortgage Loan (and the related Serviced Companion Loans) or if unpaid after final recovery on the related Mortgage Loan, out of general collections on deposit in the Collection Account with respect to the other Mortgage Loans.	Monthly
Special Servicing Fee / Special Servicer	With respect to each Mortgage Loan (other than the Non-Serviced Mortgage Loan) and the related Serviced Companion Loan that are a Specially Serviced Loan, the product of the monthly portion of the related annual Special Servicing Fee Rate calculated on the Stated Principal Balance of such Specially Serviced Loan.	*First*, from liquidation proceeds, insurance and condemnation proceeds, and collections in respect of the related Mortgage Loan (and the related Serviced Companion Loans), and *then* from general collections on deposit in the Collection Account with respect to the other Mortgage Loans.	Monthly
Workout Fee / Special Servicer[2]	With respect to each Mortgage Loan (other than the Non-Serviced Mortgage Loan) and the related Serviced Companion Loan that are a Corrected Loan, the Workout Fee Rate multiplied by all payments of interest and principal received on such Mortgage Loan and the related Serviced Companion Loan for so long as they remain a Corrected Loan.	Out of each collection of interest, principal, [and prepayment consideration] received on the related Mortgage Loan (and each related Serviced Companion Loan) and then from general collections on deposit in the Collection Account with respect to the other Mortgage Loans.	Time to time
Liquidation Fee / Special Servicer[2]	With respect to each Mortgage Loan (other than the Non-Serviced Mortgage Loan) and the related Serviced Companion Loan that are a Specially Serviced Loan for which the special servicer obtains a full, partial or discounted payoff or any liquidation proceeds, insurance proceeds and condemnation proceeds an amount calculated by application of a Liquidation Fee Rate to the related payment or proceeds (exclusive of default interest).	From any liquidation proceeds, insurance proceeds, condemnation proceeds and any other revenues received with respect to the related Mortgage Loan (and each related Serviced Companion Loan) and then from general collections on deposit in the Collection Account with respect to the other Mortgage Loans.	Time to time
Additional Servicing Compensation / Master Servicer and/or Special Servicer[3]	All modification fees, assumption application fees, defeasance fees, assumption, waiver, consent and earnout fees, late payment charges, default interest and other	Related payments made by borrowers with respect to the related Mortgage Loans and related Serviced Companion Loans.	Time to time

Type/Recipient[1]	Amount[1]	Source[1]	Frequency
	processing fees actually collected on the Mortgage Loans (other than the Non-Serviced Mortgage Loan) and related Serviced Companion Loans.		
Certificate Administrator/Trustee Fee/Certificate Administrator	With respect to each Distribution Date, an amount equal to the product of the monthly portion of the annual Certificate Administrator/Trustee Fee Rate multiplied by the Stated Principal Balance of each Mortgage Loan and the Trust Subordinate Companion Loan.	Out of general collections on deposit in the Collection Account or the Distribution Account.	Monthly
Certificate Administrator/Trustee Fee/Trustee	With respect to each Distribution Date, an amount equal to the monthly portion of the annual Certificate Administrator/Trustee Fee	Out of general collections on deposit in the Collection Account or the Distribution Account.	Monthly
Operating Advisor Fee / Operating Advisor	With respect to each Distribution Date, an amount equal to the product of the monthly portion of the annual Operating Advisor Fee Rate multiplied by the Stated Principal Balance of each Mortgage Loan.	*First*, out of recoveries of interest with respect to the related Mortgage Loan and *then*, if the related Mortgage Loan has been liquidated, out of general collections on deposit in the Collection Account with respect to the other Mortgage Loans.	Monthly
Operating Advisor Consulting Fee / Operating Advisor	$[_____] for each Major Decision made with respect to a Mortgage Loan or such lesser amount as the related borrower agrees to pay with respect to such Mortgage Loan; provided, however, that no such fee shall be payable unless specifically paid by the related Mortgagor as a separately identifiable fee; provided, further, that the Operating Advisor may in its sole discretion reduce the Operating Advisor Consulting Fee with respect to any Major Decision; provided, further, that the Master Servicer or Special Servicer, as applicable, may waive or reduce the amount of any Operating Advisor Consulting Fee payable by the related Mortgagor if it determines that such full or partial waiver is in accordance with the Servicing Standard.	From the related borrower.	Time to time
Asset Representations Reviewer Fee/Asset Representations Reviewer	Upon the completion of any Asset Review with respect to a Delinquent Loan, the Asset Representations Reviewer Fee.	[Out of general collections on deposit in the Collection Account with respect to the other Mortgage Loans.]	Time to time
Servicing Advances / Master	To the extent of funds	*First*, from funds collected with	Time to time

Type/Recipient[1]	Amount[1]	Source[1]	Frequency
Servicer, Special Servicer or Trustee	available, the amount of any Servicing Advances.	respect to the related Mortgage Loan (and the related Serviced Companion Loans), and with respect to any Nonrecoverable Advance or a Workout Delayed Reimbursement Amount, *then* out of general collections on deposit in the Collection Account, subject to certain limitations.	
Interest on Servicing Advances / Master Servicer, Special Servicer or Trustee	At a rate *per annum* equal to the Reimbursement Rate calculated on the number of days the related Advance remains unreimbursed.	*First*, out of late payment charges and default interest on the related Mortgage Loan (and the related Serviced Companion Loans), and *then*, after or at the same time that advance is reimbursed, out of any other amounts then on deposit in the Collection Account, subject to certain limitations.	Time to time
P&I Advances / Master Servicer and Trustee	To the extent of funds available, the amount of any P&I Advances.	*First*, from funds collected with respect to the related Mortgage Loan and *then*, with respect to a Nonrecoverable Advance or a Workout Delayed Reimbursement Amount, out of general collections on deposit in the Collection Account.	Time to time
Interest on P&I Advances / Master Servicer and Trustee	At a rate *per annum* equal to Reimbursement Rate calculated on the number of days the related Advance remains unreimbursed.	*First*, out of default interest and late payment charges on the related Mortgage Loan and *then*, after or at the same time that advance is reimbursed, out of general collections then on deposit in the Collection Account with respect to the other Mortgage Loans.	Monthly
Indemnification Expenses / Trustee, Certificate Administrator, Depositor, Master Servicer, Operating Advisor, Asset Representations Reviewer or Special Servicer and any director, officer, employee or agent of any of the foregoing parties	Amount to which such party is entitled for indemnification under the PSA.	Out of general collections on deposit in the Collection Account or the Distribution Account (and, under certain circumstances, from collections on Serviced Companion Loans)	Time to time
CREFC® Intellectual Property Royalty License Fee / CREFC®	With respect to each Distribution Date, an amount equal to the product of the CREFC® Intellectual Property Royalty License Fee Rate multiplied by the outstanding principal amount of each Mortgage Loan.	Out of general collections on deposit in the Collection Account.	Monthly
Expenses of the issuing entity not advanced (which may include reimbursable expenses incurred by the Operating Advisor or Asset	Based on third party charges.	*First* from collections on the related Mortgage Loan (income on the related REO Property), if applicable, and *then* from general collections in the	

USActive 33104201.9

Type/Recipient[1]	Amount[1]	Source[1]	Frequency
Representations Reviewer, expenses relating to environmental remediation or appraisals, expenses of operating REO Property and expense incurred by any independent contractor hired to operate REO Property)		Collection Account (and custodial account with respect to a Serviced Companion Loan, if applicable), subject to certain limitations.	

[1] With respect to any Mortgage Loan and any related Serviced Companion Loan (or any Specially Serviced Loan) in respect of which an REO Property was acquired, and all references to Mortgage Loan, Companion Loan, Specially Serviced Loan in this table will be deemed to also be references to or to also include any REO Loans.

With respect to the Non-Serviced Mortgage Loan, the related master servicer, special servicer, certificate administrator, trustee, operating advisor and/or asset representations reviewer under the Non-Serviced PSA governing the servicing of the Non-Serviced Mortgage Loan will be entitled to receive similar fees and reimbursements with respect to the Non-Serviced Mortgage Loan in amounts, from sources and at frequencies that are similar, but not necessarily identical, to those described above and, in certain cases (for example, with respect to unreimbursed special servicing fees and servicing advances with respect to the Non-Serviced Whole Loan), such amounts may be reimbursable from general collections on the other Mortgage Loans to the extent not recoverable from the Non-Serviced Whole Loan.

In connection with the servicing and administration of each Serviced Whole Loan pursuant to the terms of the PSA and the related Intercreditor Agreement, the master servicer and special servicer will be entitled to servicing compensation, without duplication, with respect to the related Serviced Companion Loan as well as the related Mortgage Loan to the extent consistent with the PSA and not prohibited by the related Intercreditor Agreement.

[2] Subject to certain offsets as described below. Circumstances as to when a Liquidation Fee is not payable are set forth in this "*Pooling and Servicing Agreement—Servicing and Other Compensation and Payment of Expenses*" section.

[3] Allocable between the master servicer and the special servicer as provided in the PSA.

Master Servicing Compensation

The fee of the master servicer including the fee of any primary or other sub-servicer (the "Servicing Fee") will be payable monthly from amounts allocable in respect of interest received in respect of each Mortgage Loan or Serviced Whole Loan (to the extent not prohibited under the related Intercreditor Agreement), and will accrue at a rate (the "Servicing Fee Rate") on the [Stated Principal Balance] of such Mortgage Loan or Whole Loan, equal to a *per annum* rate ranging from [_____] % to [_____] %. The Servicing Fee payable to the master servicer with respect to each Serviced Companion Loan will be payable, subject to the terms of the related Intercreditor Agreement, from amounts payable in respect of the related Companion Loan.

In addition to the Servicing Fee, the master servicer will be entitled to retain, as additional servicing compensation (other than with respect to the Non-Serviced Mortgage Loan), the following amounts to the extent collected from the related borrower:

- [__]% of Excess Modification Fees related to any modifications, waivers, extensions or amendments of any Mortgage Loans (other than the Non-Serviced Mortgage Loan) that are not Specially Serviced Loans and any related Serviced Companion Loan to the extent not prohibited by the related Intercreditor Agreement; *provided* that with respect to such transactions, the consent of and/or processing by the special servicer is not required for the related transaction and, in the event that the special servicer's consent and/or processing is required, then the master servicer will be entitled to 50% of such fees;

- [__]% of all assumption application fees received on any Mortgage Loans that are not Specially Serviced Loans (including any related Serviced Companion Loan to the extent not prohibited by the related Intercreditor Agreement) (whether or not the consent of the special servicer is required) and 100% of all defeasance fees;

- [__]% of assumption, waiver, consent and earnout fees and other processing fees pursuant to the PSA on any Mortgage Loans that are not Specially Serviced Loans (including any related Serviced Companion Loan to the extent not prohibited by the related Intercreditor Agreement), *provided* that with respect to such transactions, the consent of the special servicer is not required to take such actions;

- [__]% of all assumption, waiver, consent and earnout fees and other processing fees (other than assumption application and defeasance fees), in each case, with respect to all Mortgage Loans that are not Specially Serviced Loans (including any related Serviced Companion Loan to the extent not prohibited by the related Intercreditor Agreement) for which the special servicer's processing, consent or approval is required and only to the extent that all amounts then due and payable with respect to the related Mortgage Loan have been paid; and

- late payment charges and default interest paid by the borrowers (that were accrued while the related Mortgage Loans (other than the Non-Serviced Mortgage Loan) or any related Serviced Companion Loan (to the extent not prohibited by the related Intercreditor Agreement) were not Specially Serviced Loans), but only to the extent such late payment charges and default interest are not needed to pay interest on Advances or certain additional trust fund expenses incurred with respect to the related Mortgage Loan or, if provided under the related Intercreditor Agreement, any related Serviced Companion Loan since the Closing Date.

In addition, the master servicer also is authorized but not required to invest or direct the investment of funds held in the Collection Account in Permitted Investments, and the master servicer will be entitled to retain any interest or other income earned on those funds and will bear any losses resulting from the investment of these funds, except as set forth in the PSA. The master servicer also is entitled to retain any interest earned on any servicing escrow account to the extent the interest is not required to be paid to the related borrowers.

[See "—*Modifications, Waivers and Amendments*".]

"Excess Modification Fees" means, with respect to any Mortgage Loan (other than the Non-Serviced Mortgage Loan) or Serviced Whole Loan, the sum of (A) the excess, if any, of (i) any and all Modification Fees with respect to a modification, waiver, extension or amendment of any of the terms of such Mortgage Loan or Serviced Whole Loan, over (ii) all unpaid or unreimbursed additional expenses (including, without limitation, reimbursement of Advances and interest on Advances to the extent not otherwise paid or reimbursed by the borrower but excluding Special Servicing Fees, Workout Fees and Liquidation Fees) outstanding or previously incurred on behalf of the issuing entity with respect to the related Mortgage Loan or Serviced Whole Loan, and reimbursed from such Modification Fees and (B) expenses previously paid or reimbursed from Modification Fees as described in the preceding clause (A), which expenses have been recovered from the related borrower or otherwise.

"Modification Fees" means, with respect to any Mortgage Loan (other than the Non-Serviced Mortgage Loan) or Serviced Companion Loans, any and all fees with respect to a modification, extension, waiver or amendment that modifies, extends, amends or waives any term of such Mortgage Loan documents and/or related Serviced Companion Loan documents (as evidenced by a signed writing) agreed to by the master servicer or the special servicer, as applicable (other than all assumption fees, assumption application fees, consent fees, defeasance fees, Special Servicing Fees, Liquidation Fees or Workout Fees).

With respect to each of the master servicer and special servicer, the Excess Modification Fees collected and earned by such person from the related borrower (taken in the aggregate with any other Excess Modification Fees collected and earned by such person from the related borrower within the prior 12-months of the collection of the current Excess Modification Fees) will be subject to a cap of [1.0]% of the outstanding principal balance of the related Mortgage Loan or Serviced Whole Loan on the closing date of the related modification, extension, waiver or amendment (after giving effect to such modification, extension, waiver or amendment) with respect to any Mortgage Loan or Serviced Whole Loan.

The Servicing Fee is calculated on the Stated Principal Balance of each Mortgage Loan (including the Non-Serviced Mortgage Loan) and each related Serviced Companion Loan in the same manner as interest is calculated on such Mortgage Loans and Serviced Companion Loans. The Servicing Fee for each Mortgage Loan is included in the Administrative Cost Rate listed for that Mortgage Loan on Annex A-1. Any Servicing Fee Rate calculated on an Actual/360 Basis will be recomputed on the basis of twelve 30-day months, assuming a 360-day year ("30/360 Basis") for purposes of calculating the Net Mortgage Rate.

[Pursuant to the terms of the PSA, [NAME OF MASTER SERVICER] will be entitled to retain a portion of the Servicing Fee with respect to each Mortgage Loan (other than the Non-Serviced Mortgage Loan) and, to the extent provided for in the related Intercreditor Agreement, each Serviced Companion Loan notwithstanding any termination or resignation of [NAME OF MASTER SERVICER] as master servicer; *provided* that [NAME OF MASTER SERVICER] may not retain any portion of the Servicing Fee to the extent that portion of the Servicing Fee is required to appoint a successor master servicer. In addition, [NAME OF MASTER SERVICER] will have the right to assign and transfer its rights to receive that retained portion of its Servicing Fee to another party.]

The master servicer will be required to pay its overhead and any general and administrative expenses incurred by it in connection with its servicing activities under the PSA. The master servicer will be entitled to reimbursement for any expenses incurred by it except as expressly provided in the PSA. The master servicer will be responsible for all fees payable to any sub-servicers. See "*Description of the Certificates—Distributions—Method, Timing and Amount*".

[With respect to the Non-Serviced Mortgage Loan, the master servicer (or primary servicer) will be entitled to a primary servicing fee accruing at a rate equal to [[_____] % *per annum* with respect to the Non-Serviced Mortgage Loan][LIST PRIMARY SERVICING FEE RATE FOR NON-SERVICED MORTGAGE LOAN].]

Special Servicing Compensation

The principal compensation to be paid to the special servicer in respect of its special servicing activities will be the Special Servicing Fee, the Workout Fee and the Liquidation Fee.

The "Special Servicing Fee" will accrue with respect to each Specially Serviced Loan and each REO Loan (other than a Non-Serviced Mortgage Loan) on a loan-by-loan basis at a rate equal to a *per annum* rate of [_____]% [INSERT CAPS OR MINIMUMS] (the "Special Servicing Fee Rate") calculated on the basis of the Stated Principal Balance of the related Mortgage Loan (including any REO Loan), Companion Loan and the Trust Subordinate Companion Loan, as applicable, and in the same manner as interest is calculated on the Specially Serviced Loans, and will be payable monthly, *first* from Liquidation Proceeds, Insurance and Condemnation Proceeds, and collections in respect of the related REO Property or Specially Serviced Loan and *then* from general collections on all the Mortgage Loans (other than the Non-Serviced Mortgage Loan) and any REO Properties. The Non-Serviced Whole Loan will be subject to a similar special servicing fee pursuant to the Non-Serviced PSA. For further detail, see "*Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Whole Loan*".

The "Workout Fee" will generally be payable with respect to each Corrected Loan and will be calculated by application of a "Workout Fee Rate" of [_____]% to each collection (other than penalty charges and Excess Interest) of interest and principal (other than any amount for which a Liquidation Fee would be paid) (including scheduled payments, prepayments, balloon payments, and payments at maturity or anticipated repayment date) received on the Corrected Loan for so long as it remains a Corrected Loan [INSERT MAXIMUM/MINIMUM FEES]. The "Excess Modification Fee Amount" with respect to either the master servicer or the special servicer, any Corrected Loan and any particular modification, waiver, extension or amendment with respect to such Corrected Loan that gives rise to the payment of a Workout Fee, is an amount equal to the aggregate of any Excess Modification Fees paid by

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or on behalf of the related borrower with respect to the related Mortgage Loan (including the related Serviced Companion Loan or Subordinate Companion Loan, if applicable, unless prohibited under the related Intercreditor Agreement) and received and retained by the master servicer or the special servicer, as applicable, as compensation within the prior [18] months of such modification, waiver, extension or amendment, but only to the extent those fees have not previously been deducted from a Workout Fee or Liquidation Fee. The Non-Serviced Whole Loan will be subject to a similar workout fee pursuant to the Non-Serviced PSA. For further details, see "*Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Whole Loan*" and *"Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan"*.

The Workout Fee with respect to any Corrected Loan will cease to be payable if the Corrected Loan again becomes a Specially Serviced Loan but will become payable again if and when the Mortgage Loan (including a Serviced Companion Loan again becomes a Corrected Loan. The Workout Fee with respect to any Specially Serviced Loan that becomes a Corrected Loan will be reduced by any Excess Modification Fees paid by or on behalf of the related borrower with respect to a related Mortgage Loan or REO Loan and received by the special servicer as compensation within the prior [18] months, but only to the extent those fees have not previously been deducted from a Workout Fee or Liquidation Fee [INSERT MAXIMUM/MINIMUM FEES].

If the special servicer is terminated (other than for cause) or resigns, it will retain the right to receive any and all Workout Fees payable with respect to a Mortgage Loan, Serviced Companion Loan that became a Corrected Loan during the period that it acted as special servicer and remained a Corrected Loan at the time of that termination or resignation, except that such Workout Fees will cease to be payable if the Corrected Loan again becomes a Specially Serviced Loan. The successor special servicer will not be entitled to any portion of those Workout Fees. If the special servicer resigns or is terminated (other than for cause), it will receive any Workout Fees payable on Specially Serviced Loans for which the resigning or terminated special servicer had determined to grant a forbearance or cured the event of default through a modification, restructuring or workout negotiated by the special servicer and evidenced by a signed writing, but which had not as of the time the special servicer resigned or was terminated become a Corrected Loan solely because the borrower had not made three consecutive timely Periodic Payments and which subsequently becomes a Corrected Loan as a result of the borrower making such three consecutive timely Periodic Payments.

A "<u>Liquidation Fee</u>" will be payable to the special servicer with respect to each Specially Serviced Loan or REO Property (except with respect to the Non-Serviced Mortgage Loan) as to which the special servicer receives (a) a full, partial or discounted payoff from the related borrower or (b) any Liquidation Proceeds or Insurance and Condemnation Proceeds (including the related Companion Loan, if applicable) or REO Property. The Liquidation Fee for each Specially Serviced Loan (and each related Serviced Companion Loan) and REO Property will be payable from, and will be calculated by application of a "Liquidation Fee Rate" of [____]% to the related payment or proceeds; *provided* that the Liquidation Fee with respect to any Specially Serviced Loan will be reduced by the amount of any Excess Modification Fees paid by or on behalf of the related borrower with respect to the related Mortgage Loan (including a Serviced Companion Loan or REO Property and received by the special servicer as compensation within the prior [18] months, but only to the extent those fees have not previously been deducted from a Workout Fee or Liquidation Fee [INSERT MAXIMUM/MINIMUM FEES].

Notwithstanding anything to the contrary described above, no Liquidation Fee will be payable based upon, or out of, Liquidation Proceeds received in connection with:

(i)   (A) the repurchase of, or substitution for, any Mortgage Loan, Serviced Companion Loan or Trust Subordinate Companion Loan by a mortgage loan seller for a breach of representation or warranty or for defective or deficient Mortgage Loan documentation within the time period (or extension of such time period) provided for such repurchase or substitution if such repurchase or substitution occurs prior to the termination of such extended period, or (B) the payment of a Loss of Value Payment in connection with any such breach or document defect,

(ii)   the purchase of (A) any Specially Serviced Loan that is an AB Whole Loan or related REO Property by the holders of the Subordinate Companion Loan or the [LOAN SPECIFIC CLASS] certificates or (B) any Specially Serviced Loan or an REO Property that is subject to mezzanine indebtedness by the holder of the related mezzanine loan, in each case described in clause (ii)(A) or (B) above, within 90 days of such holder's purchase option first becoming exercisable during the period prior to such Mortgage Loan becoming a Corrected Loan,

(iii)   the purchase of all of the Mortgage Loans and REO Properties and, if applicable, the Trust Subordinate Companion Loan, in connection with an optional termination of the issuing entity,

(iv)   with respect to a [Serviced Pari Passu Companion Loan], (A) a repurchase of such Serviced Pari Passu Companion Loan by the applicable mortgage loan seller for a breach of representation or warranty or for defective or deficient Mortgage Loan documentation under the pooling and servicing agreement for the securitization trust that owns such Serviced Pari Passu Companion Loan within the time period (or extension of such time period) provided for such repurchase if such repurchase occurs prior to the termination of such extended period provided in such pooling and servicing agreement or (B) a purchase of such Serviced Pari Passu Companion Loan by an applicable party to a pooling and servicing agreement pursuant to a clean-up call or similar liquidation of another securitization entity,

(v)   the purchase of any Specially Serviced Loan by the special servicer or its affiliate (except if such affiliate purchaser is the Directing Certificateholder or its affiliate; *provided, however*, that if no Control Termination Event has occurred and is continuing, such affiliated Directing Certificateholder or its affiliate purchases any Specially Serviced Loan within 90 days after the special servicer delivers to such Directing Certificateholder for approval the initial asset status report with respect to such Specially Serviced Loan, the special servicer will not be entitled to a liquidation fee in connection with such purchase by the Directing Certificateholder or its affiliates) or

(vi)   if a Mortgage Loan or the Serviced Whole Loan becomes a Specially Serviced Loan only because of an event described in clause (1) of the definition of "*Specially Serviced Loan*" under the heading "*Pooling and Servicing Agreement—General*" and the related Liquidation Proceeds are received within 90 days following the related maturity date as a result of the related Mortgage Loan or the Serviced Whole Loan being refinanced or otherwise repaid in full. Notwithstanding the foregoing, in the event that a liquidation fee is not payable due to the application of any of clauses (i) through (v) above, the special servicer may still collect and retain a liquidation fee and similar fees from the related borrower to the extent provided for in, or not prohibited by, the related Mortgage Loan documents. The Non-Serviced Whole Loan will be subject to a similar liquidation fee pursuant to the Non-Serviced PSA. For further detail, see "*Description of the Mortgage Pool—The Whole Loans— The Non-Serviced Whole Loan*".

The special servicer will also be entitled to additional servicing compensation in the form of:

(i)   [____]% of Excess Modification Fees related to modifications, waivers, extensions or amendments of any Specially Serviced Loans,

(ii)   [____]% of assumption application fees and assumption fees and other related fees as further described in the PSA, received with respect to the Specially Serviced Loans,

(iii)   [____]% of waiver, consent and earnout fees on any Specially Serviced Loan or certain other similar fees paid by the related borrower, and

(iv)   [____]% of all Excess Modification Fees and assumption fees, consent fees and earnout fees received with respect to all Mortgage Loans (including the Serviced Companion Loans, to the extent not prohibited by the related Intercreditor Agreements, if applicable) (excluding the Non-Serviced Mortgage Loan) and Subordinate Companion Loan that are not Specially Serviced Loans and for which the special servicer's processing, consent or approval is required.

The special servicer will also be entitled to late payment charges and default interest paid by the borrowers and accrued while the related Mortgage Loans (including the related Companion Loan, if applicable, and to the extent not prohibited by the related Intercreditor Agreement) and Subordinate Companion Loan were Specially Serviced Loans and that are not needed to pay interest on Advances or certain additional trust fund expenses with respect to the related Mortgage Loan (including the related Companion Loan, if applicable, to the extent not prohibited by the related Intercreditor Agreement) and Subordinate Companion Loan since the Closing Date. The special servicer also is authorized but not required to invest or direct the investment of funds held in the REO Account in Permitted Investments, and the special servicer will be entitled to retain any interest or other income earned on those funds and will bear any losses resulting from the investment of these funds, except as set forth in the PSA.

The Non-Serviced Mortgage Loan is serviced under the Non-Serviced PSA (including those occasions under the Non-Serviced PSA when the servicing of the Non-Serviced Mortgage Loan has been transferred from the Non-Serviced Master Servicer to the Non-Serviced Special Servicer). Accordingly, in its capacity as the special servicer under the PSA, the special servicer will not be entitled to receive any special servicing compensation for the Non-Serviced Mortgage Loan. Only the Non-Serviced Special Servicer will be entitled to special servicing compensation on the Non-Serviced Mortgage Loan and only the Non-Serviced Special Servicer will be entitled to special servicing compensation on the Non-Serviced Whole Loan.

Disclosable Special Servicer Fees

The PSA will provide that the special servicer and its affiliates will be prohibited from receiving or retaining any Disclosable Special Servicer Fees in connection with the disposition, workout or foreclosure of any Mortgage Loan and Serviced Companion Loan, the management or disposition of any REO Property, or the performance of any other special servicing duties under the PSA. The PSA will also provide that, with respect to each Distribution Date, the special servicer must deliver or cause to be delivered to the master servicer within two (2) business days following the Determination Date, and the master servicer must deliver, to the extent it has received, to the certificate administrator, without charge and on the same day as the master servicer is required to deliver the CREFC® investor reporting package for such Distribution Date, an electronic report which discloses and contains an itemized listing of any Disclosable Special Servicer Fees received by the special servicer or any of its affiliates with respect to such Distribution Date, *provided* that no such report will be due in any month during which no Disclosable Special Servicer Fees were received.

"Disclosable Special Servicer Fees" means, with respect to any Mortgage Loan and related Serviced Companion Loan (including any related REO Property), any compensation and other remuneration (including, without limitation, in the form of commissions, brokerage fees, rebates, or as a result of any other fee-sharing arrangement) received or retained by the special servicer or any of its affiliates that is paid by any person (including, without limitation, the issuing entity, any mortgagor, any manager, any guarantor or indemnitor in respect of such Mortgage Loan or Serviced Companion Loan and any purchaser of any Mortgage Loan or Serviced Companion Loan or REO Property) in connection with the disposition, workout or foreclosure of any Mortgage Loan, the management or disposition of any REO Property, and the performance by the special servicer or any such affiliate of any other special servicing duties under the PSA, other than (1) any Permitted Special Servicer/Affiliate Fees and (2) any compensation to which the special servicer is entitled pursuant to the PSA.

"Permitted Special Servicer/Affiliate Fees" means any commercially reasonable treasury management fees, banking fees, title agency fees, insurance commissions or fees and appraisal fees received or retained by the special servicer or any of its affiliates in connection with any services performed by such party with respect to any Mortgage Loan and Serviced Companion Loan (including any related REO Property) in accordance with the PSA.

The special servicer will be required to pay its overhead and any general and administrative expenses incurred by it in connection with its servicing activities under the PSA. The special servicer will not be entitled to reimbursement for any expenses incurred by it except as expressly provided in the PSA. See "*Description of the Certificates—Distributions—Method, Timing and Amount*".

Certificate Administrator and Trustee Compensation

As compensation for the performance of its routine duties, the trustee and the certificate administrator will be paid a fee (collectively, the "Certificate Administrator/Trustee Fee"); *provided* that the Certificate Administrator/Trustee Fee includes the trustee fee, and the certificate administrator will pay the trustee fee to the trustee in an amount equal to $[____] per month. The Certificate Administrator/Trustee Fee will be payable monthly from amounts received in respect of the mortgage loans and will be equal to the product of a rate equal to [_____]% *per annum* (the "Certificate Administrator/Trustee Fee Rate") and the Stated Principal Balance of the Mortgage Loans and any REO Loans and will be calculated in the same manner as interest is calculated on such Mortgage Loans. The Certificate Administrator/Trustee Fee includes the trustee fee.

Operating Advisor Compensation

The fee of the operating advisor (the "Operating Advisor Fee") will be payable monthly from amounts received in respect of each Mortgage Loan (including the Trust Subordinate Companion Loan and the Non-Serviced Mortgage Loan, but not the Companion Loan) and REO Loan, and will accrue at a rate (the "Operating Advisor Fee Rate"), equal to a *per annum* rate of [_____]%,and the Stated Principal Balance of the Mortgage Loans and any REO Loans and will be calculated in the same manner as interest is calculated on such Mortgage Loans.

A "Operating Advisor Consulting Fee" will be payable to the operating advisor with respect to each Major Decision on which the operating advisor has consultation obligations and performed its duties with respect to that Major Decision. The Operating Advisor Consulting Fee will be a fee for each such Major Decision equal to $[_____] (or such lesser amount as provided in the following paragraph) with respect to any Mortgage Loan (other than the Non-Serviced Mortgage Loan); *provided* that the operating advisor may in its sole discretion reduce the Operating Advisor Consulting Fee with respect to any Major Decision.

Each of the Operating Advisor Fee and the Operating Advisor Consulting Fee will be payable from funds on deposit in the Collection Account out of amounts otherwise available to make distributions on the Offered Certificates as described in "*Description of the Certificates—Distributions*", but with respect to the Operating Advisor Consulting Fee, only as and to the extent that such fee is actually received from the related borrower. If the operating advisor has consultation rights with respect to a Major Decision, the PSA will require the master servicer or the special servicer, as applicable, to use commercially reasonable efforts consistent with the Servicing Standard to collect the applicable Operating Advisor Consulting Fee from the related borrower in connection with such Major Decision, but only to the extent not prohibited by the related Mortgage Loan documents. The master servicer or special servicer, as applicable, will each be permitted to waive or reduce the amount of any such Operating Advisor Consulting Fee payable by the related borrower if it determines that such full or partial waiver is in accordance with the Servicing Standard but in no event will it take any enforcement action with respect to the collection of such Operating Advisor Consulting Fee other than requests for collection; *provided* that the master servicer or the special servicer, as applicable, will be required to consult, on a non-binding basis, with the operating advisor prior to any such waiver or reduction.

In addition to the Operating Advisor Fee and the Operating Advisor Consulting Fee, the operating advisor will be entitled to reimbursement of Operating Advisor Expenses in accordance with the terms of the PSA. "Operating Advisor Expenses" for each Distribution Date will equal any unreimbursed indemnification amounts or additional trust fund expenses payable to the operating advisor pursuant to the PSA (other than the Operating Advisor Fee and the Operating Advisor Consulting Fee).

Asset Representations Reviewer Compensation

With respect to each Delinquent Loan, the asset representations reviewer is required to be paid a fee of $[_____] (the "Asset Representations Reviewer Fee"). Additionally, the asset representations reviewer is required to be paid or reimbursed for its reasonable out-of-pocket costs and expenses (including the reasonable compensation and the expenses and disbursements of its counsel and of all persons not regularly in its employ) to the extent such payments are "unanticipated expenses", except any such expense or disbursement as may arise from its negligence, bad faith or willful misconduct. [Similar fees and/or fee provisions to those described above will be (or are expected to be) payable to the applicable asset representations reviewer under the Non-Serviced PSA with respect to the Non-Serviced Mortgage Loan, although there may be differences in the calculations of such fees.]

The Asset Representations Reviewer Fee and such costs and expenses will be payable from funds on deposit in the Collection Account out of amounts otherwise available to make distributions on the certificates as described above in "—*Withdrawals from the Collection Account*", except that the Asset Representations Reviewer Fee and any related costs and expenses with respect to a Delinquent Loan is required to be included in the Purchase Price for any Mortgage Loan that was the subject of a completed Asset Review and that is repurchased by a mortgage loan seller.

CREFC® *Intellectual Property Royalty License Fee*

CREFC® Intellectual Property Royalty License Fee will be paid to CREFC® on a monthly basis.

"CREFC® Intellectual Property Royalty License Fee" with respect to each Mortgage Loan, REO Loan (other than the portion of an REO Loan related to any Serviced Companion Loan) and Trust Subordinate Companion Loan and for any Distribution Date is the amount accrued during the related Interest Accrual Period at the CREFC® Intellectual Property Royalty License Fee Rate on the Stated Principal Balance of such Mortgage Loan, REO Loan or Trust Subordinate Companion Loan as of the close of business on the Distribution Date in such Interest Accrual Period; *provided*, that such amounts will be computed for the same period and on the same interest accrual basis respecting which any related interest payment due or deemed due on the related Mortgage Loan, REO Loan or Trust Subordinate Companion Loan is computed and will be prorated for partial periods. The CREFC® Intellectual Property Royalty License Fee is a fee payable to CREFC® for a license to use the CREFC® Investor Reporting Package in connection with the servicing and administration, including delivery of periodic reports to the Certificateholders, of the issuing entity pursuant to the PSA. No CREFC® Intellectual Property Royalty License Fee will be paid on any Companion Loan.

"CREFC® Intellectual Property Royalty License Fee Rate" with respect to each Mortgage Loan and Trust Subordinate Companion Loan is a rate equal to 0.0005% *per annum*.

Appraisal Reduction Amounts

After an Appraisal Reduction Event has occurred with respect to a Mortgage Loan (other than the Non-Serviced Mortgage Loan) or a Serviced Whole Loan, an Appraisal Reduction Amount is required to be calculated. An "Appraisal Reduction Event" will occur on the earliest of:

(1) 120 days after an uncured delinquency (without regard to the application of any grace period), other than any uncured delinquency in respect of a balloon payment, occurs in respect of the Mortgage Loan, a related Companion Loan or Subordinate Companion Loan, as applicable;

(2) the date on which a reduction in the amount of Periodic Payments on the Mortgage Loan or related Subordinate Companion Loan or Companion Loan, as applicable, or a change in any other material economic term of the Mortgage Loan or the related Subordinate Companion Loan or Companion Loan, as applicable, (other than an extension of its maturity), becomes effective as a result of a modification of the related Mortgage Loan or the related Subordinate Companion Loan or Companion Loan, as applicable, by the special servicer;

(3) 30 days after the date on which a receiver has been appointed for the Mortgaged Property;

(4) 30 days after the date on which a borrower declares bankruptcy (and not otherwise dismissed within such time);

(5) 60 days after the date on which an involuntary petition of bankruptcy is filed with respect to the borrower if not dismissed within such time;

(6) 90 days after an uncured delinquency occurs in respect of a balloon payment with respect to such Mortgage Loan or related Subordinate Companion Loan or Companion Loan, except where a refinancing is anticipated within 120 days after the maturity date of the Mortgage Loan and related Companion Loan in which case 120 days after such uncured delinquency; and

(7) immediately after a Mortgage Loan or related Companion Loan becomes an REO Loan; *provided, however,* that the 30-day period referenced in clauses (3) and (4) above will not apply if the related Mortgage Loan is a Specially Serviced Loan.

No Appraisal Reduction Event may occur at any time when the Certificate Balances of all classes of Subordinate Certificates have been reduced to zero.

The "Appraisal Reduction Amount" for any Distribution Date and for any Mortgage Loan (other than any Non-Serviced Mortgage Loan) or any Serviced Whole Loan as to which any Appraisal Reduction Event has occurred, will be an amount, calculated by the special servicer (prior to the occurrence of a Consultation Termination Event, in consultation with the Directing Certificateholder and, after the occurrence and during the continuance of a Control Termination Event, in consultation with the operating advisor), as of the first Determination Date that is at least 10 business days following the date the special servicer receives an appraisal or conducts a valuation described below equal to the excess of

(a) the Stated Principal Balance of that Mortgage Loan or the Stated Principal Balance of the applicable Serviced Whole Loan, as the case may be, over

(b) the excess of

1. the sum of

   a) 90% of the appraised value of the related Mortgaged Property as determined (A) by one or more MAI appraisals obtained by the special servicer with respect to that Mortgage Loan (together with any other Mortgage Loan cross-collateralized with such Mortgage Loan) or Serviced Whole Loan with an outstanding principal balance equal to or in excess of [$2,000,000] (the costs of which will be paid by the master servicer as an Advance), or (B) by an internal valuation performed by the special servicer with respect to any Mortgage Loan (together with any other Mortgage Loan cross-collateralized with such Mortgage Loan) or Serviced Whole Loan with an outstanding principal balance less than [$2,000,000], minus with respect to any MAI appraisals such downward adjustments as the special servicer may make (without implying any obligation to do so) based upon its review of the appraisals and any other information it deems relevant, and

   b) all escrows, letters of credit and reserves in respect of that Mortgage Loan or Serviced Whole Loan as of the date of calculation; over

2. the sum as of the Due Date occurring in the month of the date of determination of

   a) to the extent not previously advanced by the master servicer or the trustee, all unpaid interest due on that Mortgage Loan or Serviced Whole Loan at a *per annum* rate equal to the Mortgage Rate (and any accrued and unpaid interest on any Subordinate Companion Loan),

b) all P&I Advances on the related Mortgage Loan and all Servicing Advances on the related Mortgage Loan or Serviced Whole Loan not reimbursed from the proceeds of such Mortgage Loan or Serviced Whole Loan and interest on those Advances at the Reimbursement Rate in respect of that Mortgage Loan or Serviced Whole Loan, and

c) all currently due and unpaid real estate taxes and assessments, insurance premiums and ground rents, unpaid Special Servicing Fees and all other amounts due and unpaid (including any capitalized interest whether or not then due and payable) with respect to such Mortgage Loan, Serviced Whole Loan (which tax, premiums, ground rents and other amounts have not been the subject of an Advance by the master servicer, the special servicer or the trustee, as applicable).

[Each Serviced Whole Loan will be treated as a single Mortgage Loan for purposes of calculating an Appraisal Reduction Amount with respect to the Mortgage Loan and Companion Loan, as applicable, that comprise such Serviced Whole Loan. Any Appraisal Reduction Amount in respect of any Serviced Mortgage Loan will be allocated, *pro rata*, between the related Serviced Mortgage Loan and the related Serviced Pari Passu Companion Loan based upon their respective Stated Principal Balances. Any Appraisal Reduction Amount in respect of an AB Whole Loan will be allocated, *first*, to the Subordinate Companion Loan (until its principal balance is notionally reduced to zero by such related Appraisal Reduction Amounts) and *second*, to the related Mortgage Loan. For a summary of the provisions in the Non-Serviced PSA relating to appraisal reductions, see "—*Servicing of the Non-Serviced Mortgage Loan"* below.

The special servicer will be required to order an appraisal or conduct a valuation, promptly upon the occurrence of an Appraisal Reduction Event (other than with respect to the Non-Serviced Whole Loan). On the first Determination Date occurring on or after the tenth business day following the receipt of the MAI appraisal or the completion of the valuation, the special servicer will be required to calculate and report to the master servicer, the trustee, the certificate administrator, the operating advisor and, prior to the occurrence of any Consultation Termination Event, the Directing Certificateholder, the Appraisal Reduction Amount, taking into account the results of such appraisal or valuation and receipt of information requested by the special servicer from the master servicer reasonably necessary to calculate the Appraisal Reduction Amount. Such report will also be forwarded by the master servicer (or the special servicer if the related Mortgage Loan is a Specially Serviced Loan), to the extent the related Serviced Companion Loan has been included in a securitization transaction, to the master servicer of such securitization into which the related Serviced Companion Loan has been sold, or to the holder of any related Serviced Companion Loan by the master servicer (or the special servicer if the related Mortgage Loan is a Specially Serviced Loan).

In the event that the special servicer has not received any required MAI appraisal within 60 days after the Appraisal Reduction Event (or, in the case of an appraisal in connection with an Appraisal Reduction Event described in clauses (1) and (6) of the definition of Appraisal Reduction Event above, within 120 days (in the case of clause (1)) or 90 or 120 days (in the case of clause (6)), respectively, after the initial delinquency for the related Appraisal Reduction Event), the Appraisal Reduction Amount will be deemed to be an amount equal to 25% of the current Stated Principal Balance of the related Mortgage Loan (or Serviced Whole Loan) until an MAI appraisal is received by the special servicer. The Appraisal Reduction Amount is calculated as of the first Determination Date that is at least ten (10) business days after the special servicer's receipt of such MAI appraisal. The master servicer will provide (via electronic delivery) the special servicer with any information in its possession that is reasonably required to determine, redetermine, calculate or recalculate any Appraisal Reduction Amount pursuant to its definition using reasonable efforts to deliver such information within four business days of the special servicer's reasonable request (which request is required to be made promptly, but in no event later than ten (10) business days, after the special servicer's receipt of the applicable appraisal or preparation of the applicable internal valuation); *provided, however*, that the special servicer's failure to timely make such a request will not relieve the master servicer of its obligation to use reasonable efforts to provide such information to the special servicer within four (4) business days following the special servicer's reasonable request. The master servicer will not calculate Appraisal Reduction Amounts.

With respect to each Mortgage Loan (other than the Non-Serviced Mortgage Loan) and each Serviced Whole Loan as to which an Appraisal Reduction Event has occurred (unless the Mortgage Loan or Serviced Whole Loan has remained current for three consecutive Periodic Payments, and with respect to which no other Appraisal Reduction Event has occurred with respect to that Mortgage Loan during the preceding three months (for such purposes taking into account any amendment or modification of such Mortgage Loan, any related Serviced Companion Loan or Serviced Whole Loan)), the special servicer is required (i) within 30 days of each anniversary of the related Appraisal Reduction Event and (ii) upon its determination that the value of the related Mortgaged Property has materially changed, to notify the master servicer of the occurrence of such anniversary or determination and to order an appraisal (which may be an update of a prior appraisal), the cost of which will be paid by the master servicer as a Servicing Advance (or to the extent it would be a Nonrecoverable Advance, an expense of the issuing entity paid out of the Collection Account), or to conduct an internal valuation, as applicable. Based upon the appraisal or valuation and receipt of information reasonably requested by the special servicer from the master servicer necessary to calculate the Appraisal Reduction Amount, the special servicer is required to determine or redetermine, as applicable, and report to the master servicer, the trustee, the certificate administrator, the operating advisor and, prior to the occurrence of a Consultation Termination Event, the Directing Certificateholder, the calculated or recalculated amount of the Appraisal Reduction Amount with respect to the Mortgage Loan or Serviced Whole Loan, as applicable. Such report will also be forwarded to the holder of any related Companion Loan by the master servicer (or the special servicer if the related Mortgage Loan is a Specially Serviced Loan). Prior to the occurrence of a Consultation Termination Event, the special servicer will consult with the Directing Certificateholder, with respect to any appraisal, valuation or downward adjustment in connection with an Appraisal Reduction Amount. Notwithstanding the foregoing, the special servicer will not be required to obtain an appraisal or valuation with respect to a Mortgage Loan or Serviced Whole Loan that is the subject of an Appraisal Reduction Event to the extent the special servicer has obtained an appraisal or valuation with respect to the related Mortgaged Property within the 12-month period prior to the occurrence of the Appraisal Reduction Event. Instead, the special servicer may use the prior appraisal or valuation in calculating any Appraisal Reduction Amount with respect to the Mortgage Loan or Serviced Whole Loan, *provided* that the special servicer is not aware of any material change to the Mortgaged Property that has occurred that would affect the validity of the appraisal or valuation.

The Non-Serviced Mortgage Loan is subject to provisions in the Non-Serviced PSA relating to appraisal reductions that are similar, but not necessarily identical, to the provisions described above. The existence of an appraisal reduction under the Non-Serviced PSA in respect of the Non-Serviced Mortgage Loan will proportionately reduce the master servicer's or the trustee's, as the case may be, obligation to make P&I Advances on the Non-Serviced Mortgage Loan and will generally have the effect of reducing the amount otherwise available for distributions to the Certificateholders. Pursuant to the Non-Serviced PSA, the Non-Serviced Mortgage Loan will be treated, together with each related Non-Serviced Companion Loan, as a single mortgage loan for purposes of calculating an appraisal reduction amount with respect to the loans that comprise the Non-Serviced Whole Loan. Any appraisal reduction calculated with respect to the Non-Serviced Whole Loan will generally be allocated to the Non-Serviced Mortgage Loan and the Non-Serviced Pari Passu Companion Loan, on a *pro rata* basis based upon their respective Stated Principal Balances.

If any Mortgage Loan (other than the Non-Serviced Mortgage Loan) or any Serviced Whole Loan previously subject to an Appraisal Reduction Amount that becomes a Corrected Loan, and with respect to which no other Appraisal Reduction Event has occurred and is continuing, the Appraisal Reduction Amount and the related Appraisal Reduction Event will cease to exist.

As a result of calculating one or more Appraisal Reduction Amounts (and, in the case of any Whole Loan, to the extent allocated in the related Mortgage Loan), the amount of any required P&I Advance will be reduced, which will have the effect of reducing the amount of interest available to the most subordinate class of certificates or Trust Components then-outstanding (*i.e.*, first, to Class [__] certificates, second, to the Class [__] certificates, third, to the Class [__] certificates, fourth, to the Class [A] Trust Component (and correspondingly, to the Class [A] certificates and the Class [EC] certificates, *pro rata* based on their respective percentage interests in the Class [A] Trust Component), fifth, to the Class [B] Trust Component

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(and correspondingly, to the Class [B] certificates and the Class [EC] certificates, *pro rata* based on their respective percentage interests in the Class [B] Trust Component), sixth, to the Class [C] Trust Component (and correspondingly, to the Class [C] certificates and the Class [EC] certificates, *pro rata* based on their respective percentage interests in the Class [C] Trust Component), and finally, *pro rata* based on their respective interest entitlements, to the Senior Certificates). See "—*Advances*".

For purposes of determining the Controlling Class, Appraisal Reduction Amounts allocated to a related Mortgage Loan will be allocated to each class of Principal Balance Certificates (other than the Class [EC] and each Trust Component in reverse sequential order to notionally reduce their Certificate Balances until the Certificate Balances of each such class and Trust Component is notionally reduced to zero (*i.e.*, first, to Class [__] certificates, second, to the Class [__] certificates, third, to the Class [__] certificates, fourth, to the Class [A] Trust Component (and correspondingly, to the Class [A] certificates and the Class [EC] certificates, *pro rata* based on their respective percentage interests in the Class [A] Trust Component), fifth, to the Class [B] Trust Component (and correspondingly, to the Class [B] certificates and the Class [EC] certificates, *pro rata* based on their respective percentage interests in the Class [B] Trust Component), sixth, to the Class [C] Trust Component (and correspondingly, to the Class [C] certificates and the Class [EC] certificates, *pro rata* based on their respective percentage interests in the Class [C] Trust Component), and finally, *pro rata* based on their respective interest entitlements, to the Senior Certificates). With respect to any Appraisal Reduction Amount calculated for purposes of determining the Controlling Class, the appraised value of the related Mortgaged Property will be determined on an "as-is" basis.

Any class of Control Eligible Certificates, the Certificate Balance of which (taking into account the application of any Appraisal Reduction Amounts to notionally reduce the Certificate Balance of such class) has been reduced to less than 25% of its initial Certificate Balance, is referred to as an "Appraised-Out Class". The holders of the majority (by Certificate Balance) of an Appraised-Out Class will have the right, at their sole expense, to require the special servicer to order a second appraisal of any Mortgage Loan (or Serviced Whole Loan) for which an Appraisal Reduction Event has occurred (such holders, the "Requesting Holders"). The special servicer will use its reasonable best efforts to ensure that such appraisal is delivered within 30 days from receipt of the Requesting Holders' written request and will ensure that such appraisal is prepared on an "as-is" basis by an MAI appraiser. Upon receipt of such supplemental appraisal, the special servicer will be required to determine, in accordance with the Servicing Standard, whether, based on its assessment of such supplemental appraisal, any recalculation of the applicable Appraisal Reduction Amount is warranted and, if so warranted will recalculate such Appraisal Reduction Amount based upon such supplemental appraisal and receipt of information requested by the special servicer from the master servicer as described above. If required by any such recalculation, the applicable Appraised-Out Class will be reinstated as the Controlling Class and each other Appraised-Out Class will, if applicable, have its related Certificate Balance notionally restored to the extent required by such recalculation of the Appraisal Reduction Amount.

Any Appraised-Out Class for which the Requesting Holders are challenging the special servicer's Appraisal Reduction Amount determination may not exercise any direction, control, consent and/or similar rights of the Controlling Class until such time, if any, as such class is reinstated as the Controlling Class; the rights of the Controlling Class will be exercised by the most senior Control Eligible Certificates, if any, during such period.

[With respect to the Non-Serviced Mortgage Loan, the Non-Serviced Directing Certificateholder will be subject to provisions similar to those described above. See "*Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Whole Loan*" and "*Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan*".]

[With respect to an AB Whole Loan, the holder of the related Subordinate Companion Loan (or, in the case of the Trust Subordinate Companion Loan, the Loan Specific Directing Certificateholder) may in certain circumstances post collateral to avoid a change of control as described in "*Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan*".]

Maintenance of Insurance

To the extent permitted by the related Mortgage Loan and required by the Servicing Standard, the master servicer (with respect to the Mortgage Loans and any related Serviced Companion Loan, but excluding the Non-Serviced Mortgage Loan) will be required to use efforts consistent with the Servicing Standard to cause each borrower to maintain, and the special servicer (with respect to REO Properties other than the Mortgaged Property securing the Non-Serviced Whole Loan and subject to the conditions set forth in the following sentence) will maintain, for the related Mortgaged Property all insurance coverage required by the terms of the related Mortgage Loan documents; *provided, however*, that the master servicer (with respect to Mortgage Loans and Serviced Companion Loans) will not be required to cause the borrower to maintain and the special servicer (with respect to REO Properties) will not be required to maintain terrorism insurance to the extent that the failure of the related borrower to do so is an Acceptable Insurance Default (as defined below) or if the trustee does not have an insurable interest. Insurance coverage is required to be in the amounts (which, in the case of casualty insurance, is generally equal to the lesser of the outstanding principal balance of the related Mortgage Loan and the replacement cost of the related Mortgaged Property), and from an insurer meeting the requirements, set forth in the related Mortgage Loan documents. If the borrower does not maintain such coverage, the master servicer (with respect to such Mortgage Loans and any related Serviced Companion Loan) or the special servicer (with respect to REO Properties other than a Mortgaged Property securing the Non-Serviced Whole Loan), as the case may be, will be required to maintain such coverage to the extent such coverage is available at commercially reasonable rates and the trustee has an insurable interest, as determined by the master servicer (with respect to the Mortgage Loans and any related Serviced Companion Loan) or special servicer (with respect to REO Properties other than a Mortgaged Property securing the Non-Serviced Whole Loan), as applicable, in accordance with the Servicing Standard; *provided* that the master servicer will be obligated to use efforts consistent with the Servicing Standard to cause the borrower to maintain (or to itself maintain) insurance against property damage resulting from terrorist or similar acts unless the borrower's failure is an Acceptable Insurance Default as determined by the special servicer with (unless a Control Termination Event has occurred and is continuing) the consent of the Directing Certificateholder. See "*Description of the Mortgage Pool—Certain Terms of the Mortgage Loans*" and "*Risk Factors—Risks Relating to the Mortgage Loans—Terrorism Insurance May Not Be Available for All Mortgaged Properties*".

Notwithstanding any contrary provision above, the master servicer will not be required to maintain, and will not be in default for failing to obtain, any earthquake or environmental insurance on any Mortgaged Property unless (other than with respect to a Mortgaged Property securing the Non-Serviced Mortgage Loan) such insurance was required at the time of origination of the related Mortgage Loan, the trustee has an insurable interest and is currently available at commercially reasonable rates. In addition, the master servicer and special servicer will be entitled to rely on insurance consultants (at the applicable servicer's expense) in determining whether any insurance is available at commercially reasonable rates. After the master servicer determines that a Mortgaged Property other than the Mortgaged Property securing the Non-Serviced Mortgage Loan is located in an area identified as a federally designated special flood hazard area (and flood insurance has been made available), the master servicer will be required to use efforts consistent with the Servicing Standard to (1) cause each borrower to maintain (to the extent required by the related Mortgage Loan documents), and if the borrower does not so maintain, will be required to (2) itself maintain to the extent the trustee, as mortgagee, has an insurable interest in the Mortgaged Property and is available at commercially reasonable rates (as determined by the master servicer in accordance with the Servicing Standard) a flood insurance policy in an amount representing coverage not less than the lesser of (x) the outstanding principal balance of the related Mortgage Loan (and any related Serviced Companion Loan) and (y) the maximum amount of insurance which is available under the National Flood Insurance Act of 1968, as amended, plus such additional excess flood coverage with respect to the Mortgaged Property, if any, in an amount consistent with the Servicing Standard, but only to the extent that the related Mortgage Loan permits the lender to require the coverage and maintaining coverage is consistent with the Servicing Standard.

Notwithstanding the foregoing, with respect to the Mortgage Loans (other than the Non-Serviced Mortgage Loan) and any related Serviced Companion Loan, that either (x) require the borrower to maintain "all-risk" property insurance (and do not expressly permit an exclusion for terrorism) or (y) contain provisions generally requiring the applicable borrower to maintain insurance in types and against such risks as the holder of such Mortgage Loan and any related Serviced Companion Loan reasonably requires from time to time in order to protect its interests, the master servicer will be required to, consistent with the Servicing Standard, (A) monitor in accordance with the Servicing Standard whether the insurance policies for the related Mortgaged Property contain exclusions in addition to those customarily found in insurance policies for mortgaged properties similar to the Mortgaged Properties on or prior to September 11, 2001 ("Additional Exclusions"), (B) request the borrower to either purchase insurance against the risks specified in the Additional Exclusions or provide an explanation as to its reasons for failing to purchase such insurance, and (C) notify the special servicer if it has knowledge that any insurance policy contains Additional Exclusions or if it has knowledge that any borrower fails to purchase the insurance requested to be purchased by the master servicer pursuant to clause (B) above. If the special servicer determines in accordance with the Servicing Standard that such failure is not an Acceptable Insurance Default, the special servicer will be required to notify the master servicer and the master servicer will be required to use efforts consistent with the Servicing Standard to cause such insurance to be maintained. If the special servicer determines that such failure is an Acceptable Insurance Default, it will be required to promptly deliver such conclusions in writing to the 17g-5 Information Provider for posting to the 17g-5 Information Provider's website for those Mortgage Loans that (i) have one of the ten (10) highest outstanding principal balances of the Mortgage Loans then included in the issuing entity or (ii) comprise more than 5% of the outstanding principal balance of the Mortgage Loans then included in the issuing entity.

"Acceptable Insurance Default" means, with respect to any mortgage loan (other than any Non-Serviced Mortgage Loan) or Serviced Whole Loan, any default arising when the related mortgage loan documents require that the related mortgagor must maintain all risk casualty insurance or other insurance that covers damages or losses arising from acts of terrorism and the special servicer has determined, in its reasonable judgment in accordance with the Servicing Standard, but subject to the provisions of the PSA and the terms and conditions of any related Intercreditor Agreement, that (i) such insurance is not available at commercially reasonable rates and the subject hazards are not commonly insured against by prudent owners of similar real properties located in or near the geographic region in which the related mortgaged property is located (but only by reference to such insurance that has been obtained by such owners at current market rates), or (ii) such insurance is not available at any rate.

During the period that the special servicer is evaluating the availability of such insurance, or waiting for a response from the Directing Certificateholder, neither the master servicer nor the special servicer will be liable for any loss related to its failure to require the borrower to maintain such insurance and neither will be in default of its obligations as a result of such failure unless the master servicer or the special servicer is required to take any immediate action pursuant to the Servicing Standard and other servicing requirements under the PSA as described under "—*The Directing Certificateholder—Control Termination Event and Consultation Termination Event*" and "—*The Directing Certificateholder—Servicing Override*".

The special servicer will be required to maintain (or cause to be maintained), fire and hazard insurance on each REO Property (other than any REO Property with respect to the Non-Serviced Mortgage Loan), to the extent obtainable at commercially reasonable rates and the trustee has an insurable interest, in an amount that is at least equal to the lesser of (1) the full replacement cost of the improvements on the REO Property, and (2) the outstanding principal balance owing on the related Mortgage Loan and any related Serviced Companion Loan or REO Loan, as applicable, and in any event, the amount necessary to avoid the operation of any co-insurance provisions. In addition, if the REO Property is located in an area identified as a federally designated special flood hazard area, the special servicer will be required to cause to be maintained, to the extent available at commercially reasonable rates (as determined by the special servicer (prior to the occurrence and continuance of a Control Termination Event, with the consent of the Directing Certificateholder) in accordance with the Servicing Standard), a flood insurance policy meeting the requirements of the current guidelines of the Federal Insurance Administration in an amount representing coverage not less than the maximum amount of insurance that is available under the National Flood Insurance Act of 1968, as amended.

The PSA provides that the master servicer may satisfy its obligation to cause each borrower to maintain a hazard insurance policy and the master servicer or special servicer may satisfy their respective obligation to maintain hazard insurance by maintaining a blanket or master single interest or force-placed policy insuring against hazard losses on the Mortgage Loans and related Serviced Companion Loan and REO Properties (other than the Mortgaged Property securing the Non-Serviced Whole Loan), as applicable. Any losses incurred with respect to Mortgage Loans (and any related Serviced Companion Loan) or REO Properties due to uninsured risks (including earthquakes, mudflows and floods) or insufficient hazard insurance proceeds may adversely affect payments to Certificateholders. Any cost incurred by the master servicer or special servicer in maintaining a hazard insurance policy, if the borrower defaults on its obligation to do so, will be advanced by the master servicer as a Servicing Advance and will be charged to the related borrower. Generally, no borrower is required by the Mortgage Loan documents to maintain earthquake insurance on any Mortgaged Property and the special servicer will not be required to maintain earthquake insurance on any REO Properties. Any cost of maintaining that kind of required insurance or other earthquake insurance obtained by the special servicer will be paid out of the REO Account or advanced by the master servicer as a Servicing Advance.

The costs of the insurance may be recovered by the master servicer or the trustee, as the case may be, from reimbursements received from the borrower or, if the borrower does not pay those amounts, as a Servicing Advance as set forth in the PSA. All costs and expenses incurred by the special servicer in maintaining the insurance described above on REO Properties will be paid out of the related REO Account or, if the amount in such account is insufficient, such costs and expenses will be advanced by the master servicer to the special servicer as a Servicing Advance to the extent that such Servicing Advance is not determined to be a Nonrecoverable Advance.

No pool insurance policy, special hazard insurance policy, bankruptcy bond, repurchase bond or certificate guarantee insurance will be maintained with respect to the Mortgage Loans, nor will any Mortgage Loan be subject to FHA insurance.

Modifications, Waivers and Amendments

The master servicer may amend any term (other than a Money Term) of a mortgage loan (other than a Non-Serviced Mortgage Loan) or Serviced Companion Loan that is not a Specially Serviced Mortgage Loan and may extend the maturity date of any Balloon Loan, other than a Specially Serviced Mortgage Loan or a Non-Serviced Mortgage Loan, to a date not more than sixty (60) days beyond the original maturity date, if in the master servicer's sole judgment exercised in good faith, a default in the payment of the Balloon Payment is reasonably foreseeable and such extension is reasonably likely to produce a greater recovery to the Certificateholders and the holder of the related Companion Loan, as applicable (as a collective whole), on a net present value basis than liquidation of such mortgage loan, and the borrower has obtained an executed written commitment (subject only to satisfaction of conditions set forth therein) for refinancing of the mortgage loan or purchase of the related mortgaged property. "Money Term" means, with respect to any mortgage loan or Serviced Companion Loan, the stated maturity date, mortgage rate, principal balance, amortization term or payment frequency or any provision of such mortgage loan or Serviced Companion Loan requiring the payment of a Prepayment Premium or Yield Maintenance Charge (but does not include late fee or default interest provisions).

The master servicer's power to amend a mortgage loan is subject to any restrictions applicable to REMICs, and to limitations imposed by the Pooling Agreement and any applicable Intercreditor Agreement or co-lender agreement (including the consent rights of the Directing Certificateholder prior to the occurrence and continuance of a Control Termination Event, the consultation rights of the Directing Certificateholder during the occurrence and continuance of a Control Termination Event but prior to the occurrence of a Consultation Termination Event, the rights of the Operating Advisor during the occurrence and continuance of a Control Termination Event or following the occurrence of a Consultation Termination Event and the rights of the holder of any Companion Loan, as applicable).

USActive 33104201.9

Subject to any restrictions applicable to REMICs, the special servicer will be permitted to enter into a modification, waiver or amendment of the terms of any Specially Serviced Mortgage Loan, including any modification, waiver or amendment to:

- reduce the amounts owing under any Specially Serviced Mortgage Loan by forgiving principal, accrued interest and/or any Prepayment Premium or Yield Maintenance Charge;

- reduce the amount of the scheduled payment on any Specially Serviced Mortgage Loan, including by way of a reduction in the related mortgage rate;

- forbear in the enforcement of any right granted under any mortgage note or mortgage relating to a Specially Serviced Mortgage Loan;

- extend the maturity date of any Specially Serviced Mortgage Loan; and/or

- accept a principal prepayment during any lockout period;

provided in each case that (1) the related borrower is in default with respect to the Specially Serviced Mortgage Loan or, in the reasonable judgment of the special servicer, such default is reasonably foreseeable, and (2) in the reasonable judgment of the special servicer, such modification, waiver or amendment would result in a recovery to Certificateholders and the holder of the related Serviced Companion Loan (as a collective whole) on a net present value basis that would be equal to or greater than the recovery that would result if the applicable Specially Serviced Mortgage Loan were liquidated, as demonstrated in writing by the special servicer to the trustee and the certificate administrator; *provided*, that the foregoing rights of the special servicer are subject to the consent and/or consultation rights of the Directing Certificateholder, the Operating Advisor and the holder of any related Serviced Companion Loan, as applicable, to the extent described in this prospectus.

In no event, however, will the special servicer be permitted to:

- extend the maturity date of a Specially Serviced Mortgage Loan beyond a date that is five (5) years prior to the Distribution Date in [MAXIMUM EXTENSION DATE]; or

- if the Specially Serviced Mortgage Loan is secured by a ground lease, extend the maturity date of such Specially Serviced Mortgage Loan unless the special servicer gives due consideration to the remaining term of such ground lease.

The consent of the special servicer is required to any modification, waiver or amendment with regard to any mortgage loan that is not a Specially Serviced Mortgage Loan or a Non-Serviced Mortgage Loan (other than certain non-material modifications, waivers or amendments). When the special servicer's consent is required, the master servicer will be required to promptly provide the special servicer with written notice of any request for modification, waiver or amendment accompanied by the master servicer's recommendation and analysis and any and all information in the master servicer's possession that the special servicer may reasonably request to grant or withhold its consent to such action. Such consent will be deemed given fifteen (15) Business Days after receipt (unless earlier objected to) by the special servicer from the master servicer of the master servicer's written analysis and recommendation with respect to such proposed action together with such other information reasonably required by the special servicer.

With respect to any Mortgage Loan (other than with respect to any Non-Serviced Mortgage Loans), the special servicer will be required, prior to consenting to such a proposed action of the master servicer, and prior to itself taking such an action, either to obtain the written consent of (if no Control Termination Event has occurred and is continuing) or to consult with (if during the occurrence and continuance of a Control Termination Event but prior to the occurrence of a Consultation Termination Event), the Directing Certificateholder. Any such consent (if consent is required) will be deemed given ten (10) Business Days after receipt (unless earlier objected to) by the Directing Certificateholder of the master servicer's and/or special servicer's written analysis and recommendation with respect to such waiver together with such

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other information reasonably required by the Directing Certificateholder. See "—*The Directing Certificateholder*" in this prospectus.

Modifications that forgive principal or interest of a mortgage loan will result in realized losses on such mortgage loan and such realized losses will be allocated among the various classes of Certificates in the manner described under "*Description of the Offered Certificates—Subordination; Allocation of Realized Losses*" in this prospectus.

The modification of a mortgage loan may tend to reduce prepayments by avoiding liquidations and therefore may extend the weighted average life of the Certificates beyond that which might otherwise be the case. See "*Yield and Maturity Considerations*" in this prospectus.

Enforcement of "Due-on-Sale" and "Due-on-Encumbrance" Provisions

The special servicer will determine, in a manner consistent with the Servicing Standard, whether (a) to exercise any right it may have with respect to a Mortgage Loan (other than the Non-Serviced Mortgage Loan) and any related Serviced Companion Loan containing a "due-on-sale" clause (1) to accelerate the payments on that Mortgage Loan and any related Companion Loan, as applicable, or (2) to withhold its consent to any sale or transfer, consistent with the Servicing Standard or (b) to waive its right to exercise such rights; *provided, however*, (i) that with respect to such waiver of rights prior to the occurrence and continuance of any Control Termination Event, the special servicer has obtained the prior written consent (or deemed consent) of the Directing Certificateholder (or the Loan Specific Directing Certificateholder prior to the occurrence and continuance of an AB Control Appraisal Period, as applicable) (or after the occurrence and continuance of a Control Termination Event, but prior to a Consultation Termination Event, upon consultation with the Directing Certificateholder) and (ii) with respect to any Mortgage Loan [that is [DESCRIBE CRITERIA FOR A RATING AGENCY [CONFIRMATION][COMMUNICATION] REQUIREMENT], [a Rating Agency Confirmation is received by the master servicer or the special servicer, as the case may be, from each Rating Agency and a confirmation of any applicable rating agency that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any class of securities backed, wholly or partially, by any Serviced Pari Passu Companion Loan (if any)][a Rating Agency Communication is provided by the master servicer or the special servicer, as the case may be, to each Rating Agency].

With respect to a Mortgage Loan (other than the Non-Serviced Mortgage Loan) and any related Serviced Companion Loan with a "due-on-encumbrance" clause, the special servicer will determine, in a manner consistent with the Servicing Standard, whether (a) to exercise any right it may have with respect to a Mortgage Loan containing a "due-on-encumbrance" clause (1) to accelerate the payments thereon, or (2) to withhold its consent to the creation of any additional lien or other encumbrance, consistent with the Servicing Standard or (b) to waive its right to exercise such rights, *provided*, *however*, (i) that, with respect to such waiver of rights prior to the occurrence and continuance of a Control Termination Event, the special servicer has obtained the consent of the Directing Certificateholder [(or, with respect to the AB Whole Loan prior to the occurrence and continuance of an AB Control Appraisal Period, the prior consent of the Loan Specific Directing Certificateholder, to the extent required by the terms of the related Intercreditor Agreement)] (or after the occurrence and continuance of a Control Termination Event, but prior to a Consultation Termination Event, has consulted with the Directing Certificateholder) and (ii) the special servicer has received a Rating Agency Confirmation from each Rating Agency and a confirmation of any applicable rating agency that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any class of securities backed, wholly or partially, by any Serviced Pari Passu Companion Loan (if any) if such Mortgage Loan is [INSERT CRITERIA FOR RATING AGENCY [CONFIRMATION][COMMUNICATION] REQUIREMENT].

Any modification, extension, waiver or amendment of the payment terms of the Non-Serviced Whole Loan will be required to be structured so as to be consistent with the Servicing Standard and the allocation and payment priorities in the related loan documents and the related Intercreditor Agreement, such that neither the issuing entity as holder of such Non-Serviced Mortgage Loan nor any holder of the related Companion Loan gains a priority over the other holder that is not reflected in the related loan documents and the related Intercreditor Agreement.

Inspections; Collection of Operating Information

The master servicer will be required to perform (at its own expense) or cause to be performed (at its own expense), physical inspections of each Mortgaged Property relating to a Mortgage Loan (other than the Mortgaged Property securing the Non-Serviced Mortgage Loan, which is subject to inspection pursuant to the Non-Serviced PSA, and other than a Specially Serviced Loan) with a Stated Principal Balance of (A) $[2,000,000] or more at least once every 12 months and (B) less than $[2,000,000] at least once every [24] months, in each case commencing in the calendar year 20[__] unless a physical inspection has been performed by the special servicer within the previous [12] months and the master servicer has no knowledge of a material change in the Mortgaged Property since such physical inspection; *provided*, *further*, *however*, that if any scheduled payment becomes more than [60] days delinquent on the related Mortgage Loan, the special servicer is required to inspect or cause to be inspected the related Mortgaged Property as soon as practicable after the Mortgage Loan becomes a Specially Serviced Loan and annually thereafter for so long as the Mortgage Loan remains a Specially Serviced Loan (the cost of which inspection, to the extent not paid by the related borrower, will be reimbursed *first* from default interest and late charges constituting additional compensation of the special servicer on the related Mortgage Loan (but with respect to a Serviced Whole Loan, only amounts available for such purpose under the related Intercreditor Agreement) and *then* from the Collection Account as an expense of the issuing entity, and in the case of a Serviced Whole Loan, as an expense of the holders of the related Serviced Mortgage Loan and Serviced Pari Passu Companion Loan, *pro rata* and *pari passu,* to the extent provided in the related Intercreditor Agreement. With respect to an AB Whole Loan, the costs will be allocated, *first*, as an expense of the holder of the Subordinate Companion Loan, and *second*, as an expense of the holders of the related Mortgage Loan to the extent provided in the related Intercreditor Agreement. The special servicer or the master servicer, as applicable, will be required to prepare or cause to be prepared a written report of the inspection describing, among other things, the condition of and any damage to the Mortgaged Property to the extent evident from the inspection and specifying the existence of any vacancies in the Mortgaged Property of which it has knowledge and deems material, of any sale, transfer or abandonment of the Mortgaged Property of which it has knowledge or that is evident from the inspection, of any adverse change in the condition of the Mortgaged Property of which the preparer of such report has knowledge or that is evident from the inspection, and that the preparer of such report deems material, or of any material waste committed on the Mortgaged Property to the extent evident from the inspection.

Copies of the inspection reports referred to above that are delivered to the certificate administrator will be posted to the certificate administrator's website for review by Privileged Persons pursuant to the PSA. See "*Description of the Certificates—Reports to Certificateholders; Certain Available Information*".

Collection of Operating Information

With respect to each Mortgage Loan that requires the borrower to deliver operating statements, the special servicer or the master servicer, as applicable, is also required to use reasonable efforts to collect and review the annual operating statements beginning with calendar year end 20[__] of the related Mortgaged Property. Most of the Mortgage Loan documents obligate the related borrower to deliver annual property operating statements. However, we cannot assure you that any operating statements required to be delivered will in fact be delivered, nor is the special servicer or the master servicer likely to have any practical means of compelling the delivery in the case of an otherwise performing Mortgage Loan.

Special Servicing Transfer Event

The Mortgage Loans (other than the Non-Serviced Mortgage Loan), any related Companion Loans and any related REO Properties will be serviced by the special servicer under the PSA in the event that the servicing responsibilities of the master servicer are transferred to the special servicer as described below. Such Mortgage Loans and related Companion Loans (including those loans that have become REO Properties) serviced by the special servicer are referred to in this prospectus collectively as the "Specially Serviced Loans". The master servicer will be required to transfer its servicing responsibilities to the special servicer with respect to any Mortgage Loan (including any related Companion Loan) for which the master servicer is responsible for servicing.

"Servicing Transfer Event" means each event set forth under the definition of Specially Serviced Mortgage Loan that has caused a mortgage loan or Serviced Companion Loan to become a Specially Serviced Mortgage Loan. If a Servicing Transfer Event occurs with respect to a mortgage loan that is part of a Whole Loan, it will be deemed to have occurred also with respect to the related Serviced Companion Loan, as applicable. If a Servicing Transfer Event occurs with respect to a Serviced Companion Loan, it will be deemed to have occurred also with respect to the mortgage loan that is part of the related Whole Loan.

"Specially Serviced Mortgage Loan" means the following:

(1) any mortgage loan (other than a Non-Serviced Mortgage Loan) or Serviced Companion Loan as to which a Balloon Payment is past due, and the master servicer has determined, in its good faith reasonable judgment in accordance with the Servicing Standard, that payment is unlikely to be made on or before the 60th day after the date the Balloon Payment was due (or if the master servicer has received, prior to the 60th day after the Due Date of such Balloon Payment, written evidence from an institutional lender of such lender's binding commitment to refinance such mortgage loan, one hundred twenty (120) days following such default; *provided*, that if such refinancing does not occur during the time period specified in such written refinancing commitment, a Servicing Transfer Event will be deemed to have occurred), or any other payment is more than sixty (60) days past due or has not been made on or before the second Due Date following the date such payment was due;

(2) any mortgage loan (other than a Non-Serviced Mortgage Loan) or Serviced Companion Loan as to which, to the master servicer's knowledge, the borrower has consented to the appointment of a receiver or conservator in any insolvency or similar proceeding of or relating to such borrower or to all or substantially all of its property, or the borrower has become the subject of a decree or order issued under a bankruptcy, insolvency or similar law and such decree or order shall have remained undischarged or unstayed for a period of sixty (60) days;

(3) any mortgage loan (other than a Non-Serviced Mortgage Loan) or Serviced Companion Loan as to which the master servicer shall have received notice of the foreclosure or proposed foreclosure of any other lien on the mortgaged property;

(4) any mortgage loan (other than a Non-Serviced Mortgage Loan) or Serviced Companion Loan as to which the master servicer has knowledge of a default (other than a failure by the related borrower to pay principal or interest) which, in the good faith reasonable judgment of the master servicer, materially and adversely affects the interests of the Certificateholders or the holder of the related Serviced Companion Loan and which has occurred and remains unremedied for the applicable grace period specified in such mortgage loan (or, if no grace period is specified, sixty (60) days);

(5) any mortgage loan (other than a Non-Serviced Mortgage Loan) or Serviced Companion Loan as to which the borrower admits in writing its inability to pay its debts generally as they become due, files a petition to take advantage of any applicable insolvency or reorganization statute, makes an assignment for the benefit of its creditors or voluntarily suspends payment of its obligations; and

(6) any mortgage loan (other than a Non-Serviced Mortgage Loan) or Serviced Companion Loan as to which, in the good faith reasonable judgment of the master servicer or the special servicer (and, in the case of the special servicer, if no Control Termination Event has occurred and is continuing, with the consent of the Directing Certificateholder), (a) a payment default is imminent or is likely to occur within sixty (60) days, or (b) any other default is imminent or is likely to occur within sixty (60) days and such default, in the good faith reasonable judgment of the master servicer or the special

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servicer (and, in the case of the special servicer, if no Control Termination Event has occurred and is continuing, with the consent of the Directing Certificateholder), is reasonably likely to materially and adversely affect the interests of the Certificateholders or the holder of the Serviced Companion Loan, *provided* that any determination under this clause (b) with respect to any mortgage loan (or Serviced Companion Loan, if applicable) solely by reason of the failure (or imminent failure) of the related borrower to maintain or cause to be maintained insurance coverage against damages or losses arising from acts of terrorism may only be made by the special servicer if it determines that such default is not an Acceptable Insurance Default (with the consent of the Directing Certificateholder, if no Control Termination Event has occurred and is continuing).

However, the master servicer will be required to continue to (x) receive payments on the Mortgage Loans [(and any related Serviced Companion Loan)] (including amounts collected by the special servicer), (y) make certain calculations with respect to the Mortgage Loans [and any related Serviced Companion Loan] and (z) make remittances and prepare certain reports to the Certificateholders with respect to the Mortgage Loans and any related Serviced Companion Loan. Additionally, the master servicer will continue to receive the Servicing Fee in respect of the Mortgage Loans (and any related Serviced Companion Loan) at the Servicing Fee Rate.

If the related Mortgaged Property is acquired in respect of any Mortgage Loan (and any related Serviced Companion Loan) (upon acquisition, an "REO Property") whether through foreclosure, deed-in-lieu of foreclosure or otherwise, the special servicer will continue to be responsible for its operation and management. If any Serviced Companion Loan becomes specially serviced, then the related Mortgage Loan will also become a Specially Serviced Loan. If any Mortgage Loan becomes a Specially Serviced Loan, then the related Serviced Companion Loan will also become a Specially Serviced Loan. The master servicer will have no responsibility for the performance by the special servicer of its duties under the PSA. Any Mortgage Loan (excluding the Non-Serviced Mortgage Loan), that is or becomes a cross-collateralized Mortgage Loan and is cross-collateralized with a Specially Serviced Loan will become a Specially Serviced Loan.

If any Specially Serviced Loan, in accordance with its original terms or as modified in accordance with the PSA, becomes performing for at least three consecutive Periodic Payments (*provided* that no additional event of default is foreseeable in the reasonable judgment of the special servicer and no other event or circumstance exists that causes such Mortgage Loan or related Companion Loan to otherwise constitute a Specially Serviced Loan), the special servicer will be required to transfer servicing of such Specially Serviced Loan (a "Corrected Loan") to the master servicer.

Asset Status Report

The special servicer will be required to prepare a report (an "Asset Status Report") for each Mortgage Loan (other than the Non-Serviced Mortgage Loan) and, if applicable, any Serviced Whole Loan that becomes a Specially Serviced Loan not later than [60] days after the servicing of such Mortgage Loan is transferred to the special servicer. Each Asset Status Report will be required to be delivered in electronic form to:

- the Directing Certificateholder (but only prior to the occurrence of a Consultation Termination Event and, in the case of an AB Whole Loan, only prior to the occurrence of a Consultation Termination Event and during an AB Control Appraisal Period with respect to the related Subordinate Companion Loan);

- with respect to an AB Whole Loan, to the extent the related Subordinate Companion Loan is not subject to an AB Control Appraisal Period, the Loan Specific Directing Certificateholder or the holder of the related Subordinate Companion Loan;

- with respect to any related Serviced Companion Loan, to the extent the related Serviced Companion Loan has been included in a securitization transaction, to the master servicer of such securitization into which the related Serviced Companion Loan has been sold or to the holder of the related Serviced Companion Loan;

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- the operating advisor [(but only after the occurrence and during the continuance of a Control Termination Event][EXCLUDE FOR TRANSACTIONS THAT CLOSE ON OR AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST]);

- the certificate administrator, the master servicer, the trustee; and

- the 17g-5 Information Provider, which will be required to post such report to the 17g-5 Information Provider's website.

An Asset Status Report prepared for each Specially Serviced Loan will be required to include, among other things, the following information:

- summary of the status of such Specially Serviced Loan and any negotiations with the related borrower;

- a discussion of the legal and environmental considerations reasonably known to the special servicer, consistent with the Servicing Standard, that are applicable to the exercise of remedies and to the enforcement of any related guaranties or other collateral for the related Specially Serviced Loan and whether outside legal counsel has been retained;

- the most current rent roll and income or operating statement available for the related Mortgaged Property;

- (A) the special servicer's recommendations on how such Specially Serviced Loan might be returned to performing status (including the modification of a monetary term, and any workout, restructure or debt forgiveness) and returned to the master servicer for regular servicing or foreclosed or otherwise realized upon (including any proposed sale of a Defaulted Loan or REO Property), (B) a description of any such proposed or taken actions, and (C) the alternative courses of action that were or are being considered by the special servicer in connection with the proposed or taken actions;

- the status of any foreclosure actions or other proceedings undertaken with respect to the Specially Serviced Loan, any proposed workouts and the status of any negotiations with respect to such workouts, and an assessment of the likelihood of additional defaults under the related Mortgage Loan or Serviced Whole Loan;

- a description of any amendment, modification or waiver of a material term of any ground lease (or any space lease or air rights lease, if applicable) or franchise agreement;

- the decision that the special servicer made, or intends or proposes to make, including a narrative analysis setting forth the special servicer's rationale for its proposed decision, including its rejection of the alternatives;

- an analysis of whether or not taking such proposed action is reasonably likely to produce a greater recovery on a present value basis than not taking such action, setting forth (x) the basis on which the special servicer made such determination and (y) the net present value calculation and all related assumptions;

- the appraised value of the related Mortgaged Property (and a copy of the last obtained appraisal of such Mortgaged Property) together with a description of any adjustments to the valuation of such Mortgaged Property made by the special servicer together with an explanation of those adjustments; and

- such other information as the special servicer deems relevant in light of the Servicing Standard.

USActive 33104201.9

If no Control Termination Event has occurred and is continuing, the Directing Certificateholder will have the right to disapprove the Asset Status Report prepared by the special servicer with respect to a Specially Serviced Loan within 10 business days after receipt of the Asset Status Report. If the Directing Certificateholder does not disapprove an Asset Status Report within 10 business days or if the special servicer makes a determination, in accordance with the Servicing Standard, that the disapproval by the Directing Certificateholder (communicated to the special servicer within ten business days) is not in the best interest of all the Certificateholders, the special servicer will be required to implement the recommended action as outlined in the Asset Status Report. If the Directing Certificateholder disapproves the Asset Status Report within the 10 business day period and the special servicer has not made the affirmative determination described above, the special servicer will be required to revise the Asset Status Report as soon as practicable thereafter, but in no event later than 30 days after the disapproval. The special servicer will be required to continue to revise the Asset Status Report until the Directing Certificateholder fails to disapprove the revised Asset Status Report or until the special servicer makes a determination, in accordance with the Servicing Standard, that the disapproval is not in the best interests of the Certificateholders; provided that, if the Directing Certificateholder has not approved the Asset Status Report for a period of 60 business days following the first submission of an Asset Status Report, the special servicer may act upon the most recently submitted form of Asset Status Report, if consistent with the Servicing Standard.

[If a Control Termination Event [(or, with respect to the AB Whole Loan, if both a Control Termination Event has occurred and is continuing and an AB Control Appraisal Period is in effect)]] [EXCLUDE FOR TRANSACTIONS THAT CLOSE ON OR AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST], the special servicer will be required to promptly deliver each Asset Status Report prepared in connection with a Specially Serviced Loan to the operating advisor (and so long as no Consultation Termination Event has occurred, the Directing Certificateholder). The operating advisor will be required to provide comments to the special servicer in respect of the Asset Status Report, if any, within ten (10) business days following the later of (i) receipt of such Asset Status Report or (ii) such related additional information reasonably requested by the operating advisor, and propose possible alternative courses of action to the extent it determines such alternatives to be in the best interest of the Certificateholders (including any Certificateholders that are holders of the Control Eligible Certificates), as a collective whole. The special servicer will be obligated to consider such alternative courses of action and any other feedback provided by the operating advisor (and so long as no Consultation Termination Event has occurred, the Directing Certificateholder) in connection with the special servicer's preparation of any Asset Status Report. The special servicer will revise the Asset Status Report as it deems necessary to take into account any input and/or comments from the operating advisor (and so long as no Consultation Termination Event has occurred, the Directing Certificateholder), to the extent the special servicer determines that the operating advisor's and/or Directing Certificateholder's input and/or recommendations are consistent with the Servicing Standard and in the best interest of the Certificateholders as a collective whole (or, with respect to a Serviced Whole Loan, the best interest of the Certificateholders and the holders of the related Companion Loan, as a collective whole (taking into account the *pari passu* or subordinate nature of such Companion Loan)).

The special servicer will not be required to take or to refrain from taking any action because of an objection or comment by the operating advisor or a recommendation of the operating advisor.

[After the occurrence and during the continuance of a Control Termination Event but prior to the occurrence of a Consultation Termination Event, each of the Directing Certificateholder and the operating advisor will be entitled to consult with the special servicer and propose alternative courses of action and provide other feedback in respect of any Asset Status Report. After the occurrence of a Consultation Termination Event, the Directing Certificateholder will have no right to consult with the special servicer with respect to Asset Status Reports and the special servicer will only be obligated to consult with the operating advisor with respect to any Asset Status Report as described above. The special servicer may choose to revise the Asset Status Report as it deems reasonably necessary in accordance with the Servicing Standard to take into account any input and/or recommendations of the operating advisor or the Directing Certificateholder during the applicable periods described above, but is under no obligation to

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follow any particular recommendation of the operating advisor or the Directing Certificateholder.] [APPLICABLE TO OFFERINGS PRIOR TO DECEMBER 24, 2016]

[After the occurrence and during the continuance of a Control Termination Event but prior to the occurrence of a Consultation Termination Event, the Directing Certificateholder, and after the occurrence and during the continuance of an Operating Advisor Consultation Event, the operating advisor, will be entitled to consult with the special servicer and propose alternative courses of action and provide other feedback in respect of any Asset Status Report. After the occurrence of a Consultation Termination Event, the Directing Certificateholder will have no right to consult with the special servicer with respect to Asset Status Reports and the special servicer will only be obligated to consult with the operating advisor with respect to any Asset Status Report as described above. The special servicer may choose to revise the Asset Status Report as it deems reasonably necessary in accordance with the Servicing Standard to take into account any input and/or recommendations of the operating advisor or the Directing Certificateholder during the applicable periods described above, but is under no obligation to follow any particular recommendation of the operating advisor or the Directing Certificateholder.] [APPLICABLE TO OFFERINGS CLOSING ON OR AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST]

[Notwithstanding the foregoing, with respect to a Subordinate Companion Loan and prior to the occurrence and continuance of an AB Control Appraisal Period, the special servicer will prepare an Asset Status Report for an AB Whole Loan within [60] days after it becomes a Specially Serviced Loan in accordance with the terms of the PSA and any applicable provisions of the related Intercreditor Agreement and the Directing Certificateholder will have no approval rights over any such Asset Status Report. See "*Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan*".]

[With respect to the Non-Serviced Mortgage Loan, the Non-Serviced Directing Certificateholder will have approval and consultation rights with respect to any asset status report prepared by the Non-Serviced Special Servicer with respect to the Non-Serviced Whole Loan under the Non-Serviced PSA that are substantially similar to the approval and consultation rights of the Directing Certificateholder with respect to the Mortgage Loans and the Serviced Whole Loans. See "*—Servicing of the Non-Serviced Mortgage Loan*".]

Realization Upon Mortgage Loans

If a payment default or material non-monetary default on a Mortgage Loan (other than the Non-Serviced Mortgage Loan) has occurred, then, pursuant to the PSA, the special servicer, on behalf of the trustee, may, in accordance with the terms and provisions of the PSA, at any time institute foreclosure proceedings, exercise any power of sale contained in the related Mortgage, obtain a deed in lieu of foreclosure, or otherwise acquire title to the related Mortgaged Property, by operation of law or otherwise. The special servicer is not permitted, however, to cause the trustee to acquire title to any Mortgaged Property, have a receiver of rents appointed with respect to any Mortgaged Property or take any other action with respect to any Mortgaged Property that would cause the trustee, for the benefit of the Certificateholders, or any other specified person to be considered to hold title to, to be a "mortgagee-in-possession" of, or to be an "owner" or an "operator" of such Mortgaged Property within the meaning of certain federal environmental laws, unless the special servicer has determined in accordance with the Servicing Standard, based on an updated environmental assessment report prepared by a person who regularly conducts environmental audits and performed within six months prior to any such acquisition of title or other action (which report will be an expense of the issuing entity subject to the terms of the PSA) that:

(a) such Mortgaged Property is in compliance with applicable environmental laws or, if not, after consultation with an environmental consultant, that it would be in the best economic interest of the Certificateholders (and with respect to any Serviced Whole Loan, the Serviced Companion Loan Holders), as a collective whole as if such Certificateholders and, if applicable, Serviced Companion Loan Holders constituted a single lender, to take such actions as are necessary to bring such Mortgaged Property in compliance with such laws, and

(b) there are no circumstances present at such Mortgaged Property relating to the use, management or disposal of any hazardous materials for which investigation, testing, monitoring, containment, clean-up or remediation could be required under any currently effective federal, state or local law or regulation, or that, if any such hazardous materials are present for which such action could be required, after consultation with an environmental consultant, it would be in the best economic interest of the Certificateholders (and with respect to any Serviced Whole Loan, the Serviced Companion Loan Holders), as a collective whole as if such Certificateholders and, if applicable, Serviced Companion Loan Holders constituted a single lender, to take such actions with respect to the affected Mortgaged Property.

Such requirement precludes enforcement of the security for the related Mortgage Loan until a satisfactory environmental site assessment is obtained (or until any required remedial action is taken), but will decrease the likelihood that the issuing entity will become liable for a material adverse environmental condition at the Mortgaged Property. However, we cannot assure you that the requirements of the PSA will effectively insulate the issuing entity from potential liability for a materially adverse environmental condition at any Mortgaged Property.

If title to any Mortgaged Property is acquired by the issuing entity (directly or through a single member limited liability company established for that purpose), the special servicer will be required to sell the Mortgaged Property prior to the close of the third calendar year beginning after the year of acquisition, unless (1) the IRS grants (or does not deny) an extension of time to sell the property or (2) the special servicer, the certificate administrator and the trustee receive an opinion of independent counsel to the effect that the holding of the property by the related Lower-Tier REMIC longer than the above-referenced three year period will not result in the imposition of a tax on any Trust REMIC or cause any Trust REMIC to fail to qualify as a REMIC under the Code at any time that any certificate is outstanding. Subject to the foregoing and any other tax-related limitations, pursuant to the PSA, the special servicer will generally be required to attempt to sell any Mortgaged Property so acquired in accordance with the Servicing Standard. The special servicer will also be required to ensure that any Mortgaged Property acquired by the issuing entity is administered so that it constitutes "foreclosure property" within the meaning of Code Section 860G(a)(8) at all times, and that the sale of the property does not result in the receipt by the issuing entity of any income from nonpermitted assets as described in Code Section 860F(a)(2)(B). If any Lower-Tier REMIC acquires title to any Mortgaged Property, the special servicer, on behalf of such Lower-Tier REMIC, will retain, at the expense of the issuing entity, an independent contractor to manage and operate the property. The independent contractor generally will be permitted to perform construction (including renovation) on a foreclosed property only if the construction was more than 10% completed at the time default on the related Mortgage Loan became imminent. The retention of an independent contractor, however, will not relieve the special servicer of its obligation to manage the Mortgaged Property as required under the PSA.

In general, the special servicer will be obligated to cause any Mortgaged Property acquired as an REO Property to be operated and managed in a manner that would, in its good faith and reasonable judgment and to the extent commercially feasible, maximize the issuing entity's net after-tax proceeds from such property. Generally, no Trust REMIC will be taxable on income received with respect to a Mortgaged Property acquired by the issuing entity to the extent that it constitutes "rents from real property", within the meaning of Code Section 856(c)(3)(A) and Treasury regulations under the Code. Rents from real property include fixed rents and rents based on the gross receipts or sales of a tenant but do not include the portion of any rental based on the net income or profit of any tenant or sub-tenant. No determination has been made whether rent on any of the Mortgaged Properties meets this requirement. Rents from real property include charges for services customarily furnished or rendered in connection with the rental of real property, whether or not the charges are separately stated. Services furnished to the tenants of a particular building will be considered as customary if, in the geographic market in which the building is located, tenants in buildings which are of similar class are customarily provided with the service. No determination has been made whether the services furnished to the tenants of the Mortgaged Properties are "customary" within the meaning of applicable regulations. It is therefore possible that a portion of the rental income with respect to a Mortgaged Property owned by the issuing entity would not constitute rents from real property, or that none of such income would qualify if a separate charge is not stated for such non-customary services or they are not performed by an independent contractor. Rents from real property also do not include income from the operation of a trade or business on the Mortgaged Property, such as a hotel property, or rental income attributable to personal property leased in connection with a lease of real property if the rent attributable to personal property exceeds 15% of the total net rent for the taxable year. Any of the foregoing types of income may instead constitute "net income from foreclosure property", which would be taxable to the related Lower-Tier REMIC at the highest marginal federal corporate rate (currently 35%) and may also be subject to state or local taxes. The PSA provides that the special servicer will be permitted to cause the related Lower-Tier REMIC to earn "net income from foreclosure property" that is subject to tax if it determines that the net after-tax benefit to Certificateholders is greater than another method of operating or net leasing the Mortgaged Property. Because these sources of income, if they exist, are already in place with respect to the Mortgaged Properties, it is generally viewed as beneficial to Certificateholders to permit the issuing entity to continue to earn them if it acquires a Mortgaged Property, even at the cost of this tax. These taxes would be chargeable against the related income for purposes of determining the proceeds available for distribution to holders of certificates. See "*Material Federal Income Tax Considerations—Taxes That May Be Imposed on a REMIC—Prohibited Transactions*".

Under the PSA, the special servicer is required to establish and maintain one or more REO Accounts, to be held on behalf of the trustee for the benefit of the Certificateholders and with respect to a Serviced Whole Loan, the Serviced Companion Loan Holder, for the retention of revenues and insurance proceeds derived from each REO Property. The special servicer is required to use the funds in the REO Account to pay for the proper operation, management, maintenance and disposition of any REO Property, but only to the extent of amounts on deposit in the REO Account relate to such REO Property. To the extent that amounts in the REO Account in respect of any REO Property are insufficient to make such payments, the master servicer is required to make a Servicing Advance, unless it determines such Servicing Advance would be nonrecoverable. Within one business day following the end of each Collection Period, the special servicer is required to deposit all amounts received in respect of each REO Property during such Collection Period, net of any amounts withdrawn to make any permitted disbursements, to the Collection Account; *provided*, that the special servicer may retain in the REO Account permitted reserves.

Sale of Defaulted Loans and REO Properties

If the special servicer determines in accordance with the Servicing Standard that it would be in the best economic interests of the Certificateholders or, in the case of a Serviced Whole Loan, Certificateholders and any holder of the related Serviced Companion Loan (as a collective whole as if such Certificateholders and Serviced Companion Loan Holder constituted a single lender) to attempt to sell a Defaulted Loan (other than the Non-Serviced Mortgage Loan) and any related Serviced Companion Loan as described below, the special servicer will be required to use reasonable efforts to solicit offers for each Defaulted Loan on behalf of the Certificateholders and the holder of any related Serviced Companion Loan in such manner as will be reasonably likely to realize a fair price. [In the case of the Non-Serviced Mortgage Loan, under certain limited circumstances permitted under the related Intercreditor Agreement, to the extent that such Non-Serviced Mortgage Loan is not sold together with the Non-Serviced Companion Loan by the special servicer for the Non-Serviced Whole Loan, the special servicer will be entitled to sell (with the consent of the Directing Certificateholder if no Control Termination Event has occurred and is continuing) such Non-Serviced Mortgage Loan if it determines in accordance with the Servicing Standard that such action would be in the best interests of the Certificateholders.] The special servicer is required to accept the first cash offer received from any person that constitutes a fair price for the Defaulted Loan. If multiple offers are received during the period designated by the special servicer for receipt of offers, the special servicer is required to select the highest offer. The special servicer is required to give the trustee, the certificate administrator, the master servicer, the operating advisor and the Directing Certificateholder 10 business days' prior written notice of its intention to sell any such Defaulted Loan. Neither the trustee nor any of its affiliates may make an offer for or purchase any Defaulted Loan. ["Defaulted Loan" means a Mortgage Loan (other than the Non-Serviced Mortgage Loan) or Serviced Whole Loan (A) (i) that is delinquent at least 60 days in respect of its Periodic Payments or delinquent in respect of its balloon payment, if any, in either case such delinquency to be determined without giving effect to any grace period permitted by the related Mortgage or Mortgage Note and without regard to any acceleration of payments under the related Mortgage and Mortgage Note or (ii) as to which the master servicer or special servicer has, by written notice to the related borrower, accelerated the maturity of the indebtedness evidenced by the related Mortgage Note.]

The special servicer will be required to determine whether any cash offer constitutes a fair price for any Defaulted Loan if the highest offeror is a person other than an Interested Person. In determining whether any offer from a person other than an Interested Person constitutes a fair price for any Defaulted Loan, the special servicer will be required to take into account (in addition to the results of any appraisal, updated appraisal or narrative appraisal that it may have obtained pursuant to the PSA within the prior 9 months), among other factors, the period and amount of the occupancy level and physical condition of the related Mortgaged Property and the state of the local economy.

If the highest offeror is an Interested Person (provided that the trustee may not be a offeror), then the trustee will be required to determine whether the cash offer constitutes a fair price [unless (i) the offer is equal to or greater than the applicable Purchase Price, (ii) the offer is the highest offer received and (iii) at least two other offers are received from independent third parties; provided, however, that no offer from an Interested Person will constitute a fair price unless (A) it is the highest offer received and (B) at least two other offers are received from independent third parties]. In determining whether any offer received from an Interested Person represents a fair price for any such Defaulted Loan, the trustee will be supplied with and will be required to rely on the most recent appraisal or updated appraisal conducted in accordance with the PSA within the preceding 9-month period or, in the absence of any such appraisal, on a new appraisal. Except as provided in the following paragraph, the cost of any appraisal will be covered by, and will be reimbursable as, a Servicing Advance.

Notwithstanding anything contained in the preceding paragraph to the contrary, if the trustee is required to determine whether a cash offer by an Interested Person constitutes a fair price, the trustee may (at its option and at the expense of the Interested Person) designate an independent third party expert in real estate or commercial mortgage loan matters with at least 5 years' experience in valuing or investing in loans similar to the subject Mortgage Loan or Serviced Whole Loan, as the case may be, that has been selected with reasonable care by the trustee to determine if such cash offer constitutes a fair price for such Mortgage Loan or Serviced Whole Loan. If the trustee designates such a third party to make such determination, the trustee will be entitled to rely conclusively upon such third party's determination. The reasonable costs of all appraisals, inspection reports and broker opinions of value incurred by any such third party pursuant to this paragraph will be covered by, and will be reimbursable by the Interested Person; provided that the trustee will not engage a third party expert whose fees exceed a commercially reasonable amount as determined by the trustee.

The special servicer is required to use reasonable efforts to solicit offers for each REO Property on behalf of the Certificateholders and the related Companion Loan Holder(s) (if applicable) and to sell each REO Property in the same manner as with respect to a Defaulted Loan.

Notwithstanding any of the foregoing paragraphs, the special servicer will not be required to accept the highest cash offer for a Defaulted Loan or REO Property if the special servicer determines (in consultation with the Directing Certificateholder (unless a Consultation Termination Event exists) and, in the case of a Serviced Whole Loan or an REO Property related to a Serviced Whole Loan, the related Companion Loan Holder(s)), in accordance with the Servicing Standard, that rejection of such offer would be in the best interests of the Certificateholders and, in the case of a sale of a Serviced Whole Loan or an REO Property related to a Serviced Whole Loan, the related Companion Loan Holder(s) (as a collective whole as if such Certificateholders and, if applicable, the related Companion Loan Holder(s) constituted a single lender (and with respect to any AB Whole Loan, taking into account the subordinate nature of the related Trust Subordinate Companion Loan)), and the special servicer may accept a lower offer (from any person other than itself or an affiliate) if it determines, in its reasonable and good faith judgment, that acceptance of such offer would be in the best interests of the Certificateholders and, in the case of a Serviced Whole Loan or an REO Property related to a Serviced Whole Loan, the related Companion Loan Holder(s) (as a collective whole as if such Certificateholders and, if applicable, the related Companion Loan Holder(s) constituted a single lender and with respect to any AB Whole Loan, taking into account the subordinate nature of the related Trust Subordinate Companion Loan)).

An "Interested Person" is the depositor, the master servicer, the special servicer, the operating advisor, the asset representations reviewer, the certificate administrator, the trustee, the Directing Certificateholder, any sponsor, any borrower, any holder of a related mezzanine loan, any manager of a Mortgaged Property, any independent contractor engaged by the special servicer or any known affiliate of any of the preceding entities, and, with respect to a Whole Loan if it is a Defaulted Loan, the depositor, the master servicer, the special servicer (or any independent contractor engaged by such special servicer), or the trustee for the securitization of a Companion Loan, and each related Companion Loan Holder or its representative, any holder of a related mezzanine loan, or any known affiliate of any such party described above.

With respect to each Serviced Whole Loan, pursuant to the terms of the related Intercreditor Agreement(s), if such Serviced Whole Loan becomes a Defaulted Loan, and if the special servicer determines to sell the related Mortgage Loan in accordance with the discussion in this "—*Sale of Defaulted Loans and REO Properties*" section, then the special servicer will be required to sell the related Pari Passu Companion Loan together with such Mortgage Loan as one whole loan. The special servicer will not be permitted to sell the related Mortgage Loan together with the related Pari Passu Companion Loan if such Serviced Whole Loan becomes a Defaulted Loan without the consent of the holder of the related Pari Passu Companion Loan, unless the special servicer complies with certain notice and delivery requirements set forth in the PSA. See "*Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan*".

[In connection with any such sale involving an AB Whole Loan, the special servicer will also have the right, but not the obligation, to sell the related Trust Subordinate Companion Loan, provided that such sale will require the consent of the Loan Specific Directing Certificateholder. A related Companion Loan Holder (or its representative) or a holder of any mezzanine debt relating to a Defaulted Loan will be permitted to submit an offer at any sale of such Defaulted Loan or related REO Property or may have the option to purchase such Defaulted Loan or related REO Property, as applicable, under the related Intercreditor Agreement (and such purchase price is subject to the terms of such Intercreditor Agreement).] See "*Description of the Mortgage Pool—Additional Indebtedness—Mezzanine Indebtedness*" and "*—The Whole Loans—The Serviced AB Whole Loan*".

In addition, with respect to the Non-Serviced Mortgage Loan, if such Mortgage Loan has become a defaulted Mortgage Loan under the related Non-Serviced PSA, the Non-Serviced Special Servicer will generally have the right to sell such Mortgage Loan together with the related Companion Loan as notes evidencing one whole loan. [The issuing entity, as the holder of the Non-Serviced Mortgage Loan, will have the right to consent to such sale if the required notices and information regarding such sale are not provided to the special servicer in accordance with the related Intercreditor Agreement. The Directing Certificateholder will be entitled to exercise such consent right so long as a Control Termination Event has not occurred and is continuing, and if a Control Termination Event has occurred and is continuing, the special servicer will exercise such consent rights.] See "*Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Whole Loan*".

To the extent that Liquidation Proceeds collected with respect to any Mortgage Loan are less than the sum of (1) the outstanding principal balance of the Mortgage Loan, (2) interest accrued on the Mortgage Loan and (3) the aggregate amount of outstanding reimbursable expenses (including any (i) unpaid servicing compensation, (ii) unreimbursed Servicing Advances, (iii) accrued and unpaid interest on all Advances and (iv) additional expenses of the issuing entity) incurred with respect to the Mortgage Loan, the issuing entity will realize a loss in the amount of the shortfall. The trustee, the master servicer and/or the special servicer will be entitled to reimbursement out of the Liquidation Proceeds recovered on any Mortgage Loan, prior to the distribution of those Liquidation Proceeds to Certificateholders, of any and all amounts that represent unpaid servicing compensation in respect of the related Mortgage Loan, certain unreimbursed expenses incurred with respect to the Mortgage Loan and any unreimbursed Advances (including interest on Advances) made with respect to the Mortgage Loan. In addition, amounts otherwise distributable on the certificates will be further reduced by interest payable to the master servicer, the special servicer or trustee on these Advances.

USActive 33104201.9

The Directing Certificateholder

General

Subject to the rights of the holder of the related Companion Loan and the Loan Specific Directing Certificateholder under the related Intercreditor Agreement as described under "—*Rights of Holders of Companion Loans and Loan Specific Directing Certificateholder*" below, for so long as a Control Termination Event has not occurred and is not continuing, the Directing Certificateholder will be entitled to advise (1) the special servicer, with respect to all Specially Serviced Loans or (2) the special servicer, with respect to non-Specially Serviced Loans, as to all matters for which the master servicer must obtain the consent or deemed consent of the special servicer (*e.g.*, the Major Decisions) and will have the right to replace the special servicer with or without cause and have certain other rights under the PSA, each as described below. Upon the occurrence and continuance of a Control Termination Event, the Directing Certificateholder will have certain consultation rights only, and upon the occurrence of a Consultation Termination Event, the Directing Certificateholders will not have any consent or consultation rights, as further described below.

The "Directing Certificateholder" is the representative appointed by more than [__]% of the Holders of the Controlling Class, by Certificate Principal Balance, as determined by the certificate registrar from time to time; *provided*, that (1) absent that selection, or (2) until a Directing Certificateholder is so selected or (3) upon receipt of a notice from a majority of the Holders of the Controlling Class, by Certificate Principal Balance, that a Directing Certificateholder is no longer designated, the Holder of the Controlling Class that owns the largest aggregate Certificate Principal Balance of the Controlling Class will be the Directing Certificateholder; *provided*, *further*, that if such Holder elects or has elected to not be the Directing Certificateholder, the Holder of the next largest aggregate Certificate Principal Balance will be the Directing Certificateholder. Notwithstanding anything to the contrary herein, neither the depositor nor any affiliate thereof may serve as Directing Certificateholder, and solely for purposes of determining the identity of or selecting the Directing Certificateholder as described above, any Control Eligible Certificates held by the depositor or any affiliate thereof will be deemed not to be outstanding.

The "Controlling Class" means, as of any time of determination, the most subordinate class of Control Eligible Certificates then outstanding that has an aggregate Certificate Principal Balance (taking into account the application of any Appraisal Reductions to notionally reduce the aggregate Certificate Principal Balance of such class) at least equal to 25% of the initial Certificate Principal Balance of such class; *provided* that if no class of Control Eligible Certificates has an aggregate Certificate Principal Balance (taking into account the application of any Appraisal Reductions to notionally reduce the aggregate Certificate Principal Balance of such class) at least equal to 25% of the initial aggregate Certificate Principal Balance of such class, then the Controlling Class shall be the most senior class of Control Eligible Certificates. The Controlling Class as of the Closing Date will be the Class [__] Certificates. In no event will any class of Certificates that does not constitute a Control Eligible Class as of the Closing Date be entitled to constitute a Controlling Class or appoint a Directing Certificateholder.

The initial Directing Certificateholder is expected to be [NAME OF DIRECTING CERTIFICATEHOLDER] or another affiliate of [NAME OF B-PIECE BUYER].

A "Controlling Class Certificateholder" is each holder (or Certificate Owner, if applicable) of a certificate of the Controlling Class as determined by the certificate registrar from time to time, upon request by any party to the PSA.

The "Controlling Class" will be, as of any time of determination, the most subordinate class of Control Eligible Certificates then-outstanding that has an aggregate Certificate Balance (as notionally reduced by any Appraisal Reduction Amounts allocable to such class) at least equal to 25% of the initial Certificate Balance of that class. The Controlling Class as of the Closing Date will be [THE MOST SUBORDINATE CLASS AMONG CONTROL ELIGIBLE CERTIFICATES].

The "Control Eligible Certificates" will be any of the [SPECIFY SUBORDINATE CLASSES].

The master servicer, the special servicer, the operating advisor, the certificate administrator, the trustee or any certificateholder may request that the certificate registrar determine which class of certificates is the then-current Controlling Class and the certificate registrar must thereafter provide such information to the requesting party. The depositor, the trustee, the master servicer, the special servicer, the operating advisor and, for so long as no Consultation Termination Event has occurred, the Directing Certificateholder, may request that the certificate administrator provide, and the certificate administrator must so provide, a list of the holders (or Certificate Owners, if applicable) of the Controlling Class. The trustee, the certificate administrator, the master servicer, the special servicer and the operating advisor may each rely on any such list so provided.

In the event that no Directing Certificateholder has been appointed or identified to the master servicer or the special servicer, as applicable, and the master servicer or special servicer, as applicable, has attempted to obtain such information from the certificate administrator and no such entity has been identified to the master servicer or the special servicer, as applicable, then until such time as the new Directing Certificateholder is identified, the master servicer or the special servicer, as applicable, shall have no duty to consult with, provide notice to, or seek the approval or consent of any such Directing Certificateholder as the case may be.

[THE MOST SENIOR CLASS AMONG CONTROL ELIGIBLE CLASS CERTIFICATES] certificateholders that are the Controlling Class Certificateholders may waive its rights as the Controlling Class Certificateholders as described "—*Control Termination Event and Consultation Termination Event*" below.

Major Decisions

Except as otherwise described under ""—*Control Termination Event and Consultation Termination Event*" and "—*Servicing Override*" below and subject to the rights of the holder of the related Companion Loan (or in the case of an AB Whole Loan, the Loan Specific Directing Certificateholder) under the related Intercreditor Agreement as described under "—*Rights of Holders of Companion Loans and Loan Specific Directing Certificateholder*" below, (a) the master servicer will not be permitted to take any of the following actions unless it has obtained the consent of the special servicer and (b) prior to the occurrence and continuance of a Control Termination Event, the special servicer will not be permitted to take any of the following actions and the special servicer will not be permitted to consent to the master servicer's taking any of the following actions, as to which the Directing Certificateholder has objected in writing within ten business days (or [thirty (30)] days with respect to clause (x) below) after receipt of the written analysis (*provided* that if such written objection has not been received by the special servicer within such ten-business-day (or [30]-day) period, the Directing Certificateholder will be deemed to have approved such action)

Each of the following, a "Major Decision":

   (i)   any proposed or actual foreclosure upon or comparable conversion (which may include acquisition of an REO Property) of the ownership of properties securing such of the mortgage loans as come into and continue in default;

   (ii)   any modification, consent to a modification or waiver of any monetary term (other than late fees and default interest but including, without limitation, the timing of payments and the acceptance of discounted payoffs) or material non-monetary term of a mortgage loan or any extension of the maturity date of such mortgage loan;

   (iii)   following a default or an event of default with respect to a mortgage loan, any exercise of remedies, including any acceleration of the mortgage loan or initiation of judicial, bankruptcy or similar proceedings under the related loan documents;

   (iv)   any sale of a defaulted mortgage loan or REO Property for less than the applicable Purchase Price;

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(v)   any determination to bring a mortgaged property or an REO Property into compliance with applicable environmental laws or to otherwise address hazardous material located at a mortgaged property or an REO Property;

(vi)   any release of collateral or any acceptance of substitute or additional collateral for a mortgage loan or any consent to either of the foregoing, unless required or permitted pursuant to the specific terms of the related mortgage loan and for which there is no material lender discretion;

(vii)   any waiver of a "due-on-sale" or "due-on-encumbrance" clause with respect to a mortgage loan or, if lender consent is required, any consent to such a waiver or consent to a transfer of the mortgaged property or interests in the borrower, other than any such transfer or incurrence of debt as may be effected without the consent of the lender under the related mortgage loan documents;

(viii)   any incurrence of additional debt by a borrower or of any mezzanine financing by any beneficial owner of a borrower (to the extent that the lender has consent rights pursuant to the related mortgage loan documents (for purposes of the determination whether a lender has such consent rights pursuant to the related mortgage loan documents, any mortgage loan document provision that requires that an Intercreditor Agreement be reasonably or otherwise acceptable to the lender will constitute such consent rights));

(ix)   any material modification, waiver or amendment of an Intercreditor Agreement, co-lender agreement, participation agreement or similar agreement with any mezzanine lender or subordinate debt holder related to a mortgage loan, or an action to enforce rights with respect thereto or decision not to enforce such rights;

(x)   any franchise changes (with respect to a mortgage loan for which the lender is required to consent or approve under the mortgage loan documents), or, with respect to a mortgage loan with an unpaid principal balance greater than $2,500,000, any material property management company changes, including, without limitation, approval of the termination of a manager and appointment of a new property manager;

(xi)   releases of any escrow accounts, reserve accounts or letters of credit held as performance escrows or reserves, other than those required pursuant to the specific terms of the related mortgage loan and for which there is no material lender discretion;

(xii)   any requests for the funding or disbursement of "performance," "earn-out," holdback or similar escrows and reserves (including those evidenced by letters of credit) for any mortgage loan whose escrows and reserves (i) exceed, at the related origination date, in the aggregate, 10% of the initial principal balance of such mortgage loan (regardless of whether such funding or disbursement may be characterized as routine and/or customary and regardless of whether such mortgage loan has a primary servicer other than the master servicer) or (ii) are not routine and/or customary escrow and reserve fundings or disbursements;

(xiii)   any acceptance of an assumption agreement or any other agreement permitting a transfer of interests in a borrower, guarantor or other obligor, or releasing a borrower, guarantor or other obligor from liability under a mortgage loan other than pursuant to the specific terms of such mortgage loan and for which there is no lender discretion;

(xiv)   any determination of an Acceptable Insurance Default;

(xv)   the modification, waiver, amendment, execution, termination or renewal of any lease, to the extent lender approval is required under the related loan documents (including entering into any related subordination, non-disturbance and attornment agreement) and if such lease (a) involves a ground lease or lease of an outparcel or affects an area greater than or equal to the greater of (i) 10% of leasable space or (ii) 20,000 square feet, (b) is for over 50,000 square feet, or (c) otherwise constitutes a "major lease" or "material lease," if applicable, under the related loan documents, subject to any deemed approval expressly set forth in the related lease;

(xvi) any adoption or implementation of a budget submitted by a borrower with respect to a mortgage loan (to the extent lender approval is required under the related mortgage loan documents), if (i) the mortgage loan for the related mortgaged property is on the CREFC® servicer "watch list" or (ii) such budget includes material (more than 25%) increases in operating expenses or payments to entities actually known by the master servicer to be affiliates of the related borrower (excluding affiliated managers paid at fee rates agreed to at the origination of the related mortgage loan), subject in each case to any deemed approval expressly set forth in the related mortgage loan documents;

(xvii) the voting on any plan of reorganization, restructuring or similar plan in the bankruptcy of a borrower; and

(xviii) the exercise of the rights and powers granted under the related Intercreditor Agreement or mezzanine loan intercreditor agreement to the "Note A Holder," the "Note A Controlling Holder," the "Senior Lender," the "Senior Loan Controlling Holder" or such other similar term as may be set forth in any such Intercreditor Agreement or mezzanine loan intercreditor agreement, as applicable, and/or the "Servicer" referred to therein, if and to the extent such rights or powers affect the priority, payments, consent rights or security interest with respect to the "Note A Holder," the "Note A Controlling Holder," the "Senior Lender," the "Senior Loan Controlling Holder" or such other similar term;

provided, that references to a "mortgage loan" in this definition exclude any Non-Serviced Mortgage Loan but will include (and apply equally to) any related serviced Pari Passu Companion Loan; provided, further, that if the special servicer or master servicer (if the master servicer is otherwise authorized by the PSA to take such action), as applicable, determines that immediate action, with respect to a Major Decision or any other matter requiring consent of the Directing Certificateholder, is necessary to protect the interests of the Certificateholders and, with respect to any Serviced AB Whole Loan or other Serviced Whole Loan, the holder of the related Serviced Companion Loan, the special servicer or master servicer, as applicable, may take any such action without waiting for such response.

Asset Status Report

So long as a Control Termination Event has not occurred and is not continuing, the Directing Certificateholder will have the right to disapprove the Asset Status Report prepared by the special servicer with respect to a Specially Serviced Loan. If a Consultation Termination Event has occurred, the Directing Certificateholder will have no right to consult with the special servicer with respect to the Asset Status Reports. See "—Asset Status Report" above.

Notwithstanding the foregoing, with respect to a Subordinate Companion Loan and prior to the occurrence and continuance of an AB Control Appraisal Period, the special servicer will prepare an Asset Status Report for the related AB Whole Loan within 60 days after it becomes a Specially Serviced Loan in accordance with the terms of the PSA and any applicable provisions of the related intercreditor agreement and the Directing Certificateholder will have no approval rights over any such Asset Status Report.

Replacement of Special Servicer

So long as a Control Termination Event has not occurred and is not continuing, the Directing Certificateholder will have the right to replace the special servicer with or without cause as described under "—Replacement of Special Servicer Without Cause" and "—Termination of Servicer and Special Servicer for Cause—Servicer Termination Events" below.

Control Termination Event and Consultation Termination Event

If a Control Termination Event has occurred and is continuing, but for so long as no Consultation Termination Event has occurred, the special servicer will not be required to obtain the consent of the Directing Certificateholder with respect to any of the Major Decisions or Asset Status Reports, but will be required to consult with the Directing Certificateholder in connection with any Major Decision or Asset Status Report (or any other matter for which the consent of the Directing Certificateholder would have been required or for which the Directing Certificateholder would have the right to direct the master servicer or the special servicer if no Control Termination Event had occurred and was continuing) and to consider alternative actions recommended by the Directing Certificateholder in respect of such Major Decision or Asset Status Report (or such other matter). Such consultation will not be binding on the special servicer. In the event the special servicer receives no response from the Directing Certificateholder within 10 days following its written request for input on any required consultation, the special servicer will not be obligated to consult with the Directing Certificateholder on the specific matter; *provided*, *however*, that the failure of the Directing Certificateholder to respond will not relieve the special servicer from consulting with the Directing Certificateholder on any future matters with respect to the applicable Mortgage Loan or Serviced Whole Loan or any other Mortgage Loan.

In addition, if a [Control Termination Event] [Operating Advisor Consultation Event—INCLUDE FOR TRANSACTIONS THAT CLOSE ON OR AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST] has occurred and is continuing, the special servicer will also be required to consult with the operating advisor in connection with any Major Decision (and such other matters that are subject to consultation rights of the operating advisor pursuant to the PSA) and to consider alternative actions recommended by the operating advisor in respect of such Major Decision; provided that such consultation is on a non-binding basis. In the event the special servicer receives no response from the operating advisor within 10 days following the later of (i) its written request for input on any required consultation and (ii) delivery of all such additional information reasonably requested by the operating advisor related to the subject matter of such consultation, the special servicer will not be obligated to consult with the operating advisor on the specific matter; provided, however, that the failure of the operating advisor to respond will not relieve the special servicer from consulting with the operating advisor on any future matters with respect to the applicable Mortgage Loan or Serviced Whole Loan or any other Mortgage Loan.

If a Consultation Termination Event has occurred, no class of certificates will act as the Controlling Class, and the Directing Certificateholder will have no consultation or consent rights under the PSA and will have no right to receive any notices, reports or information (other than notices, reports or information required to be delivered to all Certificateholders) or any other rights as Directing Certificateholder under the PSA. The special servicer will nonetheless be required to consult with only the operating advisor in connection with Major Decisions, asset status reports and other material special servicing actions to the extent set forth in the PSA, and no Controlling Class Certificateholder will be recognized or have any right to approve or be consulted with respect to asset status reports or material special servicer actions.

A "Control Termination Event" will occur when (i) the [THE MOST SENIOR CLASS AMONG CONTROL ELIGIBLE CERTIFICATES] certificates have a Certificate Balance (taking into account the application of any Appraisal Reduction Amounts to notionally reduce the Certificate Balance of such class) of less than 25% of the initial Certificate Balance of that class or (ii) a holder of the [THE MOST SENIOR CLASS AMONG CONTROL ELIGIBLE CERTIFICATES] certificates is the majority Controlling Class Certificateholder and has irrevocably waived its right, in writing, to exercise any of the rights of the Controlling Class Certificateholder and such rights have not been reinstated to a successor controlling class certificateholder as described below.

A "Consultation Termination Event" will occur when (i) there is no class of Control Eligible Certificates that has a then-outstanding Certificate Balance at least equal to 25% of the initial Certificate Balance of that class, in each case, without regard to the application of any Appraisal Reduction Amounts; or (ii) a holder of the [THE MOST SENIOR CLASS AMONG THE CONTROL ELIGIBLE CERTIFICATES] is the majority Controlling Class Certificateholder and has irrevocably waived its right, in writing, to exercise any of the rights of the Controlling Class Certificateholder and such rights have not been reinstated to a successor controlling class certificateholder pursuant to the terms of the PSA; *provided* that no Consultation Termination Event resulting solely from the operation of clause (ii) will be deemed to have existed or be in continuance with respect to a successor holder of [THE MOST SENIOR CLASS AMONG THE CONTROL ELIGIBLE CERTIFICATES] that has not irrevocably waived its right to exercise any of the rights of the Controlling Class Certificateholder.

At any time that the Controlling Class Certificateholder is the holder of a majority of the [THE MOST SENIOR CLASS AMONG THE CONTROL ELIGIBLE CERTIFICATES] certificates and the [THE MOST SENIOR CLASS AMONG THE CONTROL ELIGIBLE CERTIFICATES] certificates are the Controlling Class, it may waive its right (a) to appoint the Directing Certificateholder and (b) to exercise any of the Directing Certificateholder's rights set forth in the PSA by irrevocable written notice delivered to the depositor, certificate administrator, master servicer, special servicer and operating advisor. During such time, the special servicer will be required to consult with only the operating advisor in connection with asset status reports and material special servicing actions to the extent set forth in the PSA, and no Controlling Class Certificateholder will be recognized or have any right to replace the special servicer or approve or be consulted with respect to asset status reports or material special servicer actions. Any such waiver will remain effective until such time as the Controlling Class Certificateholder sells or transfers all or a portion of its interest in the certificates to an unaffiliated third party if such unaffiliated third party then holds the majority of the Controlling Class after giving effect to such transfer. Following any such sale or transfer of [THE MOST SENIOR CLASS AMONG THE CONTROL ELIGIBLE CERTIFICATES], the successor Class [THE MOST SENIOR CLASS AMONG THE CONTROL ELIGIBLE CERTIFICATES] Certificateholder that is the Controlling Class Certificateholder will be reinstated as, and will again have the rights of, the Controlling Class Certificateholder without regard to any prior waiver by the predecessor certificateholder that was the Controlling Class Certificateholder. The successor [THE MOST SENIOR CLASS AMONG THE CONTROL ELIGIBLE CERTIFICATES]certificateholder that is the Controlling Class Certificateholder will also have the right to irrevocably waive its right to appoint the Directing Certificateholder and to exercise any of the rights of the Controlling Class Certificateholder. In the event of any transfer of the [THE MOST SENIOR CLASS AMONG THE CONTROL ELIGIBLE CERTIFICATES] by a Controlling Class Certificateholder that had irrevocably waived its rights as described in this paragraph, the successor Controlling Class Certificateholder that purchased such [THE MOST SENIOR CLASS AMONG THE CONTROL ELIGIBLE CERTIFICATES], even if it does not waive its rights as described in the preceding sentence, will not have any consent rights with respect to any Mortgage Loan that became a Specially Serviced Loan prior to such successor Controlling Class Certificateholder's purchase of [THE MOST SENIOR CLASS AMONG THE CONTROL ELIGIBLE CERTIFICATES] and had not become a Corrected Loan prior to such purchase until such Mortgage Loan becomes a Corrected Loan.]

For a description of certain restrictions on any modification, waiver or amendment to the Mortgage Loan documents, see "—*Modifications, Waivers and Amendments*" above.

Servicing Override

In the event that the master servicer or the special servicer, as applicable, determines that immediate action with respect to any Major Decision (or any other matter requiring consent of the Directing Certificateholder prior to the occurrence and continuance of a Control Termination Event in the PSA (or any matter requiring consultation with the Directing Certificateholder or the operating advisor)) is necessary to protect the interests of the Certificateholders (and, with respect to a Serviced Whole Loan, the interest of the Certificateholders and the holders of the related Serviced Companion Loan), as a collective whole (taking into account the subordinate or *pari passu* nature of any Companion Loans), the master servicer or the special servicer, as the case may be, may take any such action without waiting for the Directing Certificateholder's response (or without waiting to consult with the Directing Certificateholder or the operating advisor, as the case may be); *provided* that the special servicer or master servicer, as applicable provides the Directing Certificateholder (or the operating advisor, if applicable) with prompt written notice following such action including a reasonably detailed explanation of the basis for such action.

[Similarly, in the event that the master servicer or the special servicer, as applicable, determines that immediate action with respect to any AB Major Decision (or any other matter requiring consent of the Loan Specific Directing Certificateholder prior to the occurrence and continuance of a AB Control Appraisal Period (or any matter requiring consultation with the Loan Specific Directing Certificateholder) is necessary to protect the interests of the Certificateholders, as a collective whole (taking into account the subordinate nature of the related Subordinate Companion Loan), the master servicer or the special servicer, as the case may be, may take any such action without waiting for the Loan Specific Directing Certificateholder's response [(or without waiting to consult with the Loan Specific Directing Certificateholder)]; provided that the special servicer or master servicer, as applicable provides the Loan Specific Directing Certificateholder (or the operating advisor, if applicable) with prompt written notice following such action including a reasonably detailed explanation of the basis for such action.]

In addition, neither the master servicer nor the special servicer (i) will be required to take or refrain from taking any action pursuant to instructions or objections from the Directing Certificateholder or the Loan Specific Directing Certificateholder or (ii) may follow any advice or consultation provided by the Directing Certificateholder or the holder of a Serviced Pari Passu Companion Loan (or its representative) that would (1) cause it to violate any applicable law, the related Mortgage Loan documents, any related Intercreditor Agreement, the PSA, including the Servicing Standard, or the REMIC provisions, (2) expose the master servicer, the special servicer, the certificate administrator, the operating advisor, the asset representations reviewer, the issuing entity or the trustee to liability, (3) materially expand the scope of responsibilities of the master servicer or the special servicer, as applicable, under the PSA or (4) cause the master servicer or the special servicer, as applicable, to act, or fail to act, in a manner which in the reasonable judgment of the master servicer or the special servicer, as applicable, is not in the best interests of the Certificateholders (and, with respect to a Serviced Whole Loan, subject to the rights of the holders of the related Companion Loan, as described under "*Description of the Mortgage Pool—The Whole Loans*").

Rights of Holders of Companion Loans and Loan Specific Directing Certificateholder

With respect to the Non-Serviced Whole Loan, the Directing Certificateholder will not be entitled to exercise the rights described above, but such rights, or rights substantially similar to those rights, will be exercisable by the Non-Serviced Directing Certificateholder. The issuing entity, as the holder of the Non-Serviced Mortgage Loan, has consultation rights with respect to certain major decisions relating to the Non-Serviced Whole Loan, and so long as a Control Termination Event has not occurred and is not continuing, the Directing Certificateholder will be entitled to exercise such consultation rights of the issuing entity pursuant to the terms of the related Intercreditor Agreement. [In addition, so long as a Control Termination Event has not occurred and is not continuing, the Directing Certificateholder may have [certain consent rights] in connection with a sale of the Non-Serviced Whole Loan that has become a Defaulted Loan under certain circumstances described under "—*Sale of Defaulted Loans and REO Properties*".] See also "*Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Whole Loan*" and "*Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan*".

With respect to a Serviced Pari Passu Mortgage Loan that is subject to a Pari Passu Companion Loan, the holder of the Pari Passu Companion Loan has consultation rights with respect to certain major decisions. See "See "*Description of the Mortgage Pool—The Whole Loans—The Serviced Pari Passu Whole Loan*".

With respect to an AB Whole Loan, prior to the occurrence of an AB Control Appraisal Period with respect to the related Subordinate Companion Loan, the Directing Certificateholder will not be entitled to exercise the above described rights, and those rights will be held by the Subordinate Companion Loan holder (or Loan Specific Directing Certificateholder in the case of the Trust Subordinate Companion Loan) in accordance with the PSA and the related Intercreditor Agreement. Prior to the occurrence and continuance of an AB Control Appraisal Period, the consent of the Subordinate Companion Loan holder (or Loan Specific Directing Certificateholder in the case of the Trust Subordinate Companion Loan) is required to be obtained by the special servicer for any AB Major Decision (rather than any Major Decision). However, during an AB Control Appraisal Period with respect to an AB Whole Loan, the

Directing Certificateholder will have the same rights (including the rights described above) with respect to an AB Whole Loan as it does for the other Mortgage Loans in the issuing entity. See "*Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan*".

Limitation on Liability of Directing Certificateholder

The Directing Certificateholder will not be liable to the issuing entity or the Certificateholders for any action taken, or for refraining from the taking of any action, or for errors in judgment. However, the Directing Certificateholder will not be protected against any liability to the Controlling Class Certificateholders that would otherwise be imposed by reason of willful misconduct, bad faith or negligence in the performance of duties or by reason of reckless disregard of obligations or duties owed to the Controlling Class Certificateholders.

Each Certificateholder will acknowledge and agree, by its acceptance of its certificates, that the Directing Certificateholder:

(a) may have special relationships and interests that conflict with those of holders of one or more classes of certificates;

(b) may act solely in the interests of the holders of the Controlling Class;

(c) does not have any liability or duties to the holders of any class of certificates other than the Controlling Class;

(d) may take actions that favor the interests of the holders of the Controlling Class over the interests of the holders of one or more other classes of certificates; and

(e) will have no liability whatsoever (other than to a Controlling Class Certificateholder) for having so acted as set forth in (a) – (d) above, and no Certificateholder may take any action whatsoever against the Directing Certificateholder or any director, officer, employee, agent or principal of the Directing Certificateholder for having so acted.

The taking of, or refraining from taking, any action by the master servicer or the special servicer in accordance with the direction of or approval of the Directing Certificateholder, which does not violate the terms of any Mortgage Loan, any law or the accepted servicing practices or the provisions of the PSA or the related Intercreditor Agreement, will not result in any liability on the part of the master servicer or the special servicer.

Each certificateholder will acknowledge and agree, by its acceptance of its certificates, that the Loan Specific Directing Certificateholder and the holders of the Non-Serviced Companion Loan or their respective designees (*e.g.* the Non-Serviced Directing Certificateholder under the Non-Serviced PSA) will have limitations on liability with respect to actions taken in connection with the related Mortgage Loan similar to the limitations of the Directing Certificateholder described above pursuant to the terms of the related Intercreditor Agreement and the Non-Serviced PSA. See "*Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Whole Loan*".

The Operating Advisor

General

The operating advisor will act solely as a contracting party to the extent, and in accordance with the standard of care, set forth in the PSA, and will have no fiduciary duty to any party. The operating advisor's duties will be limited to its specific duties under the PSA, and the operating advisor will have no duty or liability to any particular class of certificates or any Certificateholder. The operating advisor is not the special servicer or a sub-servicer and will not be charged with changing the outcome on any particular Specially Serviced Loan. By purchasing a certificate, potential investors acknowledge and agree that there could be multiple strategies to resolve any Specially Serviced Loan and that the goal of the operating advisor's participation is to provide additional input relating to the special servicer's compliance with the Servicing Standard in making its determinations as to which strategy to execute.

Potential investors should note that the operating advisor is not an "advisor" for any purpose other than as specifically set forth in the PSA and is not an advisor to any person, including without limitation any Certificateholder. For the avoidance of doubt, the operating advisor is not an "investment adviser" within the meaning of the Investment Advisers Act of 1940, as amended. See "*Risk Factors—Other Risks Relating to the Certificates—Your Lack of Control Over the Issuing Entity Can Adversely Impact Your Investment*".

Notwithstanding the foregoing, the operating advisor will generally have no obligations or consultation rights under the PSA for this transaction with respect to the Non-Serviced Whole Loan (each of which will be serviced pursuant to the Non-Serviced PSA) or any related REO Properties. However, [NAME OF OPERATING ADVISOR] is also the operating advisor under the [NAME OF NON-SERVICED PSA] and, in that capacity, will have certain obligations and consultation rights with respect to the Non-Serviced Special Servicer pursuant to the [NAME OF NON-SERVICED PSA], that are substantially similar to those of the operating advisor under the PSA. See "*—Servicing of the Non-Serviced Mortgage Loan*" below.

Duties of Operating Advisor While No Control Termination Event Has Occurred and Is Continuing

With respect to each Mortgage Loan (other than the Non-Serviced Mortgage Loan) or Serviced Whole Loan, unless a Control Termination Event has occurred and is continuing, the operating advisor's obligations will be limited to the following, and generally will not involve an assessment of specific actions of the special servicer:

(a) promptly reviewing information available to Privileged Persons on the certificate administrator's website that is relevant to the operating advisor's obligations under the PSA;

(b) promptly reviewing each Final Asset Status Report; and

(c) reviewing any Appraisal Reduction Amount and net present value calculations used in the special servicer's determination of what course of action to take in connection with the workout or liquidation of a Specially Serviced Loan (after they have been finalized); however the operating advisor may not opine on, or otherwise call into question, such Appraisal Reduction Amount calculations and/or net present value calculations (except that if the operating advisor discovers a mathematical error contained in such calculations, then the operating advisor will be required to notify the special servicer and the Directing Certificateholder of such error).

The operating advisor will have no specific involvement with respect to collateral substitutions, assignments, workouts, modifications, consents, waivers, insurance policies, borrower substitutions, lease changes and other similar actions that the special servicer may perform under the PSA and will have no obligations with respect to the Non-Serviced Mortgage Loan.

The operating advisor's review of information (other than a Final Asset Status Report and information accompanying such report) or interaction with the special servicer related to any specific Specially Serviced Loan is only to provide background information to support the operating advisor's duties following a servicing transfer, if needed, or to allow more meaningful interaction with the special servicer.

A "Final Asset Status Report", with respect to any Specially Serviced Loan, means each related Asset Status Report, together with such other data or supporting information provided by the special servicer to the Directing Certificateholder which does not include any communication (other than the related Asset Status Report) between the special servicer and Directing Certificateholder with respect to such Specially Serviced Loan; *provided* that, so long as a Control Termination Event has not occurred and is not continuing, no Asset Status Report will be considered to be a Final Asset Status Report unless the Directing Certificateholder, has either finally approved of and consented to the actions proposed to be taken in connection therewith, or has exhausted all of its rights of approval or consent or has been deemed to have approved or consented to such action or the Asset Status Report is otherwise implemented by the special servicer in accordance with the terms of the PSA.]

Duties of Operating Advisor While a Control Termination Event Has Occurred and Is Continuing

With respect to each Mortgage Loan (other than the Non-Serviced Mortgage Loan) or Serviced Whole Loan, while a Control Termination Event has occurred and is continuing [(or, with respect to an AB Whole Loan, after the occurrence and during the continuance of both a Control Termination Event and an AB Control Appraisal Period)], the operating advisor's obligations will consist of the following:

(a) the operating advisor will be required to consult (on a non-binding basis) with the special servicer in respect of the Asset Status Reports [in accordance with the Operating Advisor Standard], as described under "—*Asset Status Report*";

(b) the operating advisor will be required to consult (on a non-binding basis) with the special servicer [in accordance with the Operating Advisor Standard] with respect to Major Decisions as described under "—*The Directing Certificateholder—Major Decisions*";

(c) the operating advisor will be required to prepare an annual report (if any Mortgage Loan other than the Non-Serviced Mortgage Loan or any Serviced Whole Loan was a Specially Serviced Loan during the prior calendar year) in the form attached to this prospectus as Annex C to be provided to the trustee, the master servicer, the Rating Agencies, the certificate administrator (and made available through the certificate administrator's website) and the 17g-5 Information Provider (and made available through the 17g-5 Information Provider's website) in accordance with the Operating Advisor Standard, as described below under "—*Annual Report*"; and

(d) the operating advisor will be required to promptly recalculate and verify the accuracy of the mathematical calculations and the corresponding application of the non-discretionary portion of the applicable formulas required to be utilized in connection with: (1) any Appraisal Reduction Amount or (2) net present value calculations used in the special servicer's determination of what course of action to take in connection with the workout or liquidation of a Specially Serviced Loan prior to utilization by the special servicer.

In connection with the performance of the duties described in clause (d) above:

(i)   after the calculation but prior to the utilization by the special servicer, the special servicer will be required to deliver the foregoing calculations together with information and support materials (including such additional information reasonably requested by the operating advisor to confirm the mathematical accuracy of such calculations, but not including any Privileged Information) to the operating advisor;

(ii)   if the operating advisor does not agree with the mathematical calculations or the application of the applicable non-discretionary portions of the formula required to be utilized for such calculation, the operating advisor and special servicer will be required to consult with each other in order to resolve any inaccuracy in the mathematical calculations or the application of the non-discretionary portions of the related formula in arriving at those mathematical calculations or any disagreement; and

(iii)   if the operating advisor and special servicer are not able to resolve such matters, the operating advisor will be required to promptly notify the certificate administrator and the certificate administrator will be required to examine the calculations and supporting materials provided by the special servicer and the operating advisor and determine which calculation is to apply.

[The "Operating Advisor Standard" means the requirement that the operating advisor must act solely on behalf of the issuing entity and in the best interest of, and for the benefit of, the Certificateholders and, with respect to any Serviced Whole Loan for the benefit of the holders of the related Companion Loan (as a collective whole as if such Certificateholders and Companion Loan Holders constituted a single lender), and not to holders of any particular class of certificates (as determined by the operating advisor in the exercise of its good faith and reasonable judgment), but without regard to any conflict of interest arising from any relationship that the operating advisor or any of its affiliates may have with any of the underlying borrowers, any sponsor, the mortgage loan seller, the depositor, the master servicer, the special servicer, the asset representations reviewer, the Directing Certificateholder, or any of their affiliates.]]

Annual Report. After the occurrence and during the continuance of a Control Termination Event, based on the operating advisor's review of any Assessment of Compliance Report, Attestation Report, Asset Status Report and other information (other than any communications between the Directing Certificateholder and the special servicer that would be Privileged Information) delivered to the operating advisor by the special servicer, including each Asset Status Report delivered during the prior calendar year, the operating advisor will (if any Mortgage Loans were Specially Serviced Loans in the prior calendar year) prepare an annual report in the form attached to this prospectus as Annex C to be provided to the 17g-5 Information Provider (and made available through the 17g-5 Information Provider's website) and the certificate administrator for the benefit of the Certificateholders (and made available through the certificate administrator's website) within 120 days of the end of the prior calendar year for which a Control Termination Event was continuing as of December 31 and setting forth its assessment of the special servicer's performance of its duties under the PSA during the prior calendar year on a "platform-level basis" with respect to the resolution and liquidation of Specially Serviced Loans that the special servicer is responsible for servicing under the PSA; *provided, however*, that in the event the special servicer is replaced, the operating advisor's annual report will only relate to the entity that was acting as special servicer as of December 31 in the prior calendar year and is continuing in such capacity through the date of such annual report. Only as used in connection with the operating advisor's annual report, the term "platform-level basis" refers to the special servicer's performance of its duties as they relate to the resolution and liquidation of Specially Serviced Loans, taking into account the special servicer's specific duties under the PSA as well as the extent to which those duties were performed in accordance with the Servicing Standard, with reasonable consideration by the operating advisor of any Assessment of Compliance Report, Attestation Report, Asset Status Report and other information delivered to the operating advisor by the special servicer (other than any communications between the Directing Certificateholder and the special servicer that would be Privileged Information) pursuant to the PSA.

[Notwithstanding the foregoing, with respect to an AB Whole Loan, no annual report prepared by the operating advisor will be permitted to include an analysis of the special servicer's performance in respect of an AB Whole Loan until after the occurrence and continuance of a related AB Control Appraisal Period under the related Intercreditor Agreement.]

The special servicer must be given an opportunity to review any annual report produced by the operating advisor at least five (5) business days prior to its delivery to the certificate administrator and the 17g-5 Information Provider; *provided* that the operating advisor will have no obligation to adopt any comments to such annual report that are provided by the special servicer.

In each annual report, the operating advisor will identify any material deviations (i) from the Servicing Standard and (ii) from the special servicer's obligations under the PSA with respect to the resolution or liquidation of Specially Serviced Loans or REO Properties that the special servicer is responsible for servicing under the PSA (other than with respect to any REO Property related to the Non-Serviced Mortgage Loan) based on the limited review required in the PSA. Each annual report will be required to comply with the confidentiality requirements, subject to certain exceptions, each as described in this prospectus and as provided in the PSA regarding Privileged Information.

[Recommendation of the Replacement of the Special Servicer]

[APPLICABLE TO OFFERINGS CLOSING PRIOR TO DECEMBER 24, 2016, AND APPLICABLE TO OFFERINGS OTHER THAN OFFERINGS CLOSING ON OR AFTER DECEMBER 24, 2016 THAT

SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST]

After the occurrence of a Consultation Termination Event, if the operating advisor determines that the special servicer is not performing its duties as required under the PSA or is otherwise not acting in accordance with the Servicing Standard, the operating advisor may recommend the replacement of the special servicer in the manner described in "—*Replacement of Special Servicer Without Cause*".

[THE FOLLOWING SECTIONS ARE APPLICABLE TO OFFERINGS CLOSING ON OR AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST]

[Duties of Operating Advisor In General]

With respect to each Mortgage Loan (other than the Non-Serviced Mortgage Loan) or Serviced Whole Loan, the operating advisor's obligations will generally consist of the following:

(a) reviewing the actions of the special servicer;

(b) reviewing all reports made available to Privileged Persons on the certificate administrator's website and each Final Asset Status Report;

(c) promptly recalculating and verifying the accuracy of the mathematical calculations and the corresponding application of the non-discretionary portion of the applicable formulas required to be utilized in connection with: (1) any Appraisal Reduction Amount or (2) net present value calculations used in the special servicer's determination of what course of action to take in connection with the workout or liquidation of a Specially Serviced Loan prior to utilization by the special servicer; and

(d) preparing an annual report (if any Mortgage Loan (other than the Non-Serviced Mortgage Loan) or Serviced Whole Loan was a Specially Serviced Loan during the prior calendar year) in the form attached to this prospectus as Annex C to be provided to the certificate administrator (and made available through the certificate administrator's website) and the 17g-5 Information Provider (and made available through the 17g-5 Information Provider's website) in accordance with the Operating Advisor Standard, as described below under "—*Annual Report*".

In connection with the performance of the duties described in clause (c) above:

(i) after the calculation but prior to the utilization by the special servicer, the special servicer will be required to deliver the foregoing calculations together with information and support materials (including such additional information reasonably requested by the operating advisor to confirm the mathematical accuracy of such calculations, but not including any Privileged Information) to the operating advisor;

(ii) if the operating advisor does not agree with the mathematical calculations or the application of the applicable non-discretionary portions of the formula required to be utilized for such calculation, the operating advisor and special servicer will be required to consult with each other in order to resolve any inaccuracy in the mathematical calculations or the application of the non-discretionary portions of the related formula in arriving at those mathematical calculations or any disagreement; and

(iii) if the operating advisor and special servicer are not able to resolve such matters, the special servicer will be required to promptly notify the certificate administrator and the certificate administrator will be required to examine the calculations and supporting materials provided by the special servicer and the operating advisor and determine which calculation is to apply.

The operating advisor will have no specific involvement with respect to collateral substitutions, assignments, workouts, modifications, consents, waivers, insurance policies, borrower substitutions, lease changes and other similar actions that the special servicer may perform under the PSA and will have no obligations with respect to the Non-Serviced Mortgage Loan.

[The operating advisor's review of information (other than a Final Asset Status Report and information accompanying such report) or interaction with the special servicer related to any specific Specially Serviced Loan is only to provide background information to support the operating advisor's duties following a servicing transfer, if needed, or to allow more meaningful interaction with the special servicer.]

A "Final Asset Status Report", with respect to any Specially Serviced Loan, means each related Asset Status Report, together with such other data or supporting information provided by the special servicer to the Directing Certificateholder which does not include any communication (other than the related Asset Status Report) between the special servicer and Directing Certificateholder with respect to such Specially Serviced Loan; *provided* that, so long as a Control Termination Event has not occurred and is not continuing, no Asset Status Report will be considered to be a Final Asset Status Report unless the Directing Certificateholder, has either finally approved of and consented to the actions proposed to be taken in connection therewith, or has exhausted all of its rights of approval or consent or has been deemed to have approved or consented to such action or the Asset Status Report is otherwise implemented by the special servicer in accordance with the terms of the PSA.]

[The "Operating Advisor Standard" means the requirement that the operating advisor must act solely on behalf of the issuing entity and in the best interest of, and for the benefit of, the Certificateholders and, with respect to any Serviced Whole Loan for the benefit of the holders of the related Companion Loan (as a collective whole as if such Certificateholders and Companion Loan Holders constituted a single lender), and not to holders of any particular class of certificates (as determined by the operating advisor in the exercise of its good faith and reasonable judgment), but without regard to any conflict of interest arising from any relationship that the operating advisor or any of its affiliates may have with any of the underlying borrowers, any sponsor, the mortgage loan seller, the depositor, the servicer, the special servicer, the asset representations reviewer, the Directing Certificateholder, or any of their affiliates.]

Annual Report. Based on the operating advisor's review of any Assessment of Compliance Report, Attestation Report, Asset Status Report and other information (other than any communications between the Directing Certificateholder and the special servicer that would be Privileged Information) delivered to the operating advisor by the special servicer or made available to the operating advisor on the certificate administrator's website, including each Asset Status Report delivered during the prior calendar year, the operating advisor will (if any Mortgage Loans were Specially Serviced Loans in the prior calendar year) prepare an annual report in the form attached to this prospectus as Annex C to be provided to the 17g-5 Information Provider (and made available through the 17g-5 Information Provider's website) and the certificate administrator for the benefit of the Certificateholders (and made available through the certificate administrator's website) within 120 days of the end of the prior calendar year and setting forth its assessment of the special servicer's performance of its duties under the PSA during the prior calendar year [on a "platform-level basis"] with respect to the resolution and liquidation of Specially Serviced Loans that the special servicer is responsible for servicing under the PSA; *provided, however*, that in the event the special servicer is replaced, the operating advisor's annual report will only relate to the entity that was acting as special servicer as of December 31 in the prior calendar year and is continuing in such capacity through the date of such annual report. Only as used in connection with the operating advisor's annual report, the term "platform-level basis" refers to the special servicer's performance of its duties as they relate to the resolution and liquidation of Specially Serviced Loans, taking into account the special servicer's specific duties under the PSA as well as the extent to which those duties were performed in accordance with the Servicing Standard, with reasonable consideration by the operating advisor of any Assessment of Compliance Report, Attestation Report, Asset Status Report and other information delivered to the operating advisor by the special servicer (other than any communications between the Directing Certificateholder and the special servicer that would be Privileged Information) pursuant to the PSA.

The special servicer must be given an opportunity to review any annual report produced by the operating advisor at least five (5) business days prior to its delivery to the certificate administrator and the

17g-5 Information Provider; *provided* that the operating advisor will have no obligation to adopt any comments to such annual report that are provided by the special servicer.

In each annual report, the operating advisor will identify any material deviations (i) from the Servicing Standard and (ii) from the special servicer's obligations under the PSA with respect to the resolution or liquidation of Specially Serviced Loans or REO Properties that the special servicer is responsible for servicing under the PSA (other than with respect to any REO Property related to the Non-Serviced Mortgage Loan) based on the limited review required in the PSA. Each annual report will be required to comply with the confidentiality requirements, subject to certain exceptions, each as described in this prospectus and as provided in the PSA regarding Privileged Information.

Additional Duties of Operating Advisor While an Operating Advisor Consultation Event Has Occurred and Is Continuing

With respect to each Mortgage Loan (other than the Non-Serviced Mortgage Loan) or Serviced Whole Loan, while an Operating Advisor Consultation Event has occurred and is continuing, in addition to the duties described above the operating advisor will be required to perform the following duties:

- to consult (on a non-binding basis) with the special servicer in respect of the Asset Status Reports [in accordance with the Operating Advisor Standard], as described under "—*Asset Status Report*"; and

- to consult (on a non-binding basis) with the special servicer [in accordance with the Operating Advisor Standard] with respect to Major Decisions as described under "—*The Directing Certificateholder—Major Decisions*".

A "Operating Advisor Consultation Event" will occur when the Certificate Balances of the [HORIZONTAL RESIDUAL INTEREST CLASSES] in the aggregate (taking into account the application of any Appraisal Reduction Amounts to notionally reduce the Certificate Balances of such classes) is less than 25% of the initial Certificate Balances of such classes in the aggregate.

Recommendation of the Replacement of the Special Servicer

If the operating advisor determines, in its sole discretion exercised in good faith, that (1) special servicer is not performing its duties as required under the PSA or is otherwise not acting in accordance with the Servicing Standard, and (2) the replacement of the special servicer would be in the best interest of the Certificateholders as a collective whole, then the operating advisor may recommend the replacement of the special servicer and deliver a report supporting such recommendation in the manner described in "—*Replacement of Special Servicer Without Cause*".]

[EXCEPT AS OTHERWISE INDICATED BELOW, THE FOLLOWING SECTIONS ARE APPLICABLE TO ALL OFFERINGS]

Eligibility of Operating Advisor

The operating advisor will be required to be an Eligible Operating Advisor at all times during the term of the PSA. "Eligible Operating Advisor" means an institution:

(i) that (A) is (or as to which each of the personnel responsible for supervising the obligations of the operating advisor is) (I) regularly engaged in the business of analyzing and advising clients in commercial mortgage-backed securities matters and has at least five (5) years of experience in collateral analysis and loss projections, and (II) has (or as to which each of the personnel responsible for supervising the obligations of the operating advisor has) at least five (5) years of experience in commercial real estate asset management and in the workout and management of distressed commercial real estate assets or (B) that is a special servicer or operating advisor on a commercial mortgage-backed securities transaction rated by [NAMES OF RATING AGENCIES] (including, in the case of the operating advisor, this transaction) but has not been special servicer or operating advisor on a transaction for which any Rating Agency has qualified, downgraded or withdrawn its rating or ratings of, one or more classes of certificates for such transaction publicly citing servicing concerns with the special servicer or operating advisor as the sole or a material factor in such rating action];

(ii)   that can and will make the representations and warranties of the operating advisor set forth in the PSA;

(iii)   that is (and is not affiliated with) not the depositor, the trustee, the certificate administrator, the master servicer, the special servicer, a mortgage loan seller, the Directing Certificateholder, a depositor, a trustee, a certificate administrator, a master servicer or special servicer with respect to the securitization of a Companion Loan, or any of their respective affiliates;

(iv)   that has not been paid by any special servicer or successor special servicer any fees, compensation or other remuneration (x) in respect of its obligations under the PSA or (y) for the appointment or recommendation for replacement of a successor special servicer to become the special servicer[; and

(v)   that does not directly or indirectly, through one or more affiliates or otherwise, own any interest in any certificates, any Mortgage Loans, any Companion Loan or any securities backed by a Companion Loan or otherwise have any financial interest in the securitization transaction to which the PSA relates, other than in fees from its role as operating advisor and except as set forth in the PSA.] [APPLICABLE TO OFFERINGS WITH CLOSING DATES ON AND AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST]

Other Obligations of Operating Advisor

At all times, subject to the Privileged Information Exception, the operating advisor will be obligated to keep confidential any Privileged Information received from the special servicer or Directing Certificateholder in connection with the Directing Certificateholder's exercise of any rights under the PSA (including, without limitation, in connection with any Asset Status Report) or otherwise in connection with the transaction, except under the circumstances described below. As used in this prospectus, "Privileged Information" means (i) any correspondence between the Directing Certificateholder and the special servicer related to any Specially Serviced Loan or the exercise of the Directing Certificateholder's consent or consultation rights under the PSA, (ii) any strategically sensitive information that the special servicer has reasonably determined could compromise the issuing entity's position in any ongoing or future negotiations with the related borrower or other interested party and (iii) information subject to attorney-client privilege.

The operating advisor is required to keep all Privileged Information confidential and may not disclose such Privileged Information to any person (including Certificateholders other than the Directing Certificateholder), other than (1) to the extent expressly required by the PSA, to the other parties to the PSA with a notice indicating that such information is Privileged Information or (2) pursuant to a Privileged Information Exception. Each party to the PSA that receives Privileged Information from the operating advisor with a notice stating that such information is Privileged Information may not disclose such Privileged Information to any person without the prior written consent of the special servicer and, unless a Consultation Termination Event has occurred, the Directing Certificateholder (with respect to any Mortgage Loan other than the Non-Serviced Whole Loan) other than pursuant to a Privileged Information Exception.

"Privileged Information Exception" means, with respect to any Privileged Information, at any time (a) such Privileged Information becomes generally available and known to the public other than as a result of a disclosure directly or indirectly by the party restricted from disclosing such Privileged Information (the "Restricted Party"), (b) it is reasonable and necessary for the Restricted Party to disclose such Privileged Information in working with legal counsel, auditors, taxing authorities or other governmental agencies, (c) such Privileged Information was already known to such Restricted Party and not otherwise subject to a confidentiality obligation and/or (d) the Restricted Party is (in the case of the

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master servicer, the special servicer, the operating advisor, the asset representations reviewer, the certificate administrator and the trustee, as evidenced by an opinion of counsel (which will be an additional expense of the issuing entity) delivered to each of the master servicer, the special servicer, the Directing Certificateholder, the operating advisor, the asset representations reviewer, the certificate administrator and the trustee), required by law, rule, regulation, order, judgment or decree to disclose such information.

Neither the operating advisor nor any of its affiliates may make any investment in any class of certificates; provided, however, that such prohibition will not apply to (i) riskless principal transactions effected by a broker dealer affiliate of the operating advisor or (ii) investments by an affiliate of the operating advisor if the operating advisor and such affiliate maintain policies and procedures that (A) segregate personnel involved in the activities of the operating advisor under the PSA from personnel involved in such affiliate's investment activities and (B) prevent such affiliate and its personnel from gaining access to information regarding the issuing entity and the operating advisor and its personnel from gaining access to such affiliate's information regarding its investment activities.

Delegation of Operating Advisor's Duties

[The operating advisor may delegate its duties to agents or subcontractors in accordance with the PSA however, the operating advisor will remain obligated and primarily liable for any actions required to be performed by it under the PSA without diminution of such obligation or liability or related obligation or liability by virtue of such delegation or arrangements or by virtue of indemnification from any person acting as its agents or subcontractor to the same extent and under the same terms and conditions as if the operating advisor alone were performing its obligations under the PSA.]

Termination of the Operating Advisor With Cause

[The following constitute operating advisor termination events under the PSA (each, an "Operating Advisor Termination Event"), whether any such event is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body:

(a) any failure by the operating advisor to observe or perform in any material respect any of its covenants or agreements or the material breach of any of its representations or warranties under the PSA, which failure continues unremedied for a period of 30 days after the date on which written notice of such failure is given to the operating advisor by any party to the PSA or to the operating advisor, the certificate administrator and the trustee by the holders of certificates having greater than 25% of the aggregate Voting Rights; provided that with respect to any such failure which is not curable within such 30 day period, the operating advisor will have an additional cure period of 30 days to effect such cure so long as it has commenced to cure such failure within the initial 30 day period and has provided the trustee and the certificate administrator with an officer's certificate certifying that it has diligently pursued, and is continuing to pursue, such cure;

(b) any failure by the operating advisor to perform in accordance with the Operating Advisor Standard which failure continues unremedied for a period of 30 days after the date on which written notice of such failure is given to the operating advisor;

(c) any failure by the operating advisor to be an Eligible Operating Advisor, which failure continues unremedied for a period of 30 days;

(d) a decree or order of a court or agency or supervisory authority having jurisdiction in the premises in an involuntary case under any present or future federal or state bankruptcy, insolvency or similar law for the appointment of a conservator or receiver or liquidator in any insolvency, readjustment of debt, marshaling of assets and liabilities or similar proceedings, or for the winding up or liquidation of its affairs, shall have been entered against the operating advisor, and such decree or order shall have remained in force undischarged or unstayed for a period of 60 days;

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(e)   the operating advisor consents to the appointment of a conservator or receiver or liquidator or liquidation committee in any insolvency, readjustment of debt, marshaling of assets and liabilities, voluntary liquidation, or similar proceedings of or relating to the operating advisor or of or relating to all or substantially all of its property; or

(f)   the operating advisor admits in writing its inability to pay its debts generally as they become due, files a petition to take advantage of any applicable insolvency or reorganization statute, makes an assignment for the benefit of its creditors, or voluntarily suspends payment of its obligations.]

Upon receipt by the certificate administrator of notice of the occurrence of any Operating Advisor Termination Event, the certificate administrator will be required to promptly provide written notice to all Certificateholders electronically by posting such notice on its internet website and by mail, unless the certificate administrator has received notice that such Operating Advisor Termination Event has been remedied.

Rights Upon Operating Advisor Termination Event

After the occurrence of an Operating Advisor Termination Event, either (i) the trustee may, or (ii) upon the written direction of Holders of Certificates evidencing at least 25% of the aggregate Voting Rights of all Certificates, the trustee will be required to promptly terminate all of the rights and obligations of the Operating Advisor under the PSA, other than the right to receive accrued and unpaid fees and expense reimbursements and the right to indemnification under the PSA.

As soon as practicable, but in no event later than fifteen (15) Business Days (or such longer period of time as may be reasonably necessary to find a willing successor Operating Advisor if no willing successor Operating Advisor can be identified in such fifteen (15) Business Day period) after the trustee or the certificate administrator delivers written notice of termination to the Operating Advisor, the trustee will be required to appoint a successor Operating Advisor that is an Eligible Operating Advisor (which successor Operating Advisor may be an affiliate of the trustee). If the trustee is the successor master servicer or the successor special servicer, neither the trustee nor any of its affiliates will be the successor Operating Advisor. The appointment of the successor Operating Advisor will not be subject to the vote, consent or approval of the Holder of any class of Certificates; *provided*, that if no Control Termination Event or Consultation Termination Event has occurred and is continuing, the Directing Certificateholder will have the right to consent, such consent not to be unreasonably withheld, to any replacement Operating Advisor; *provided*, *further*, that such consent will be deemed to have been granted if no objection is made within ten (10) Business Days following the Directing Certificateholder's receipt of the request for consent and, if granted or deemed granted, such consent cannot thereafter be revoked or withdrawn. The trustee shall not have liability for any failure to find a suitable Eligible Operating Advisor to serve as a successor Operating Advisor.

Upon any termination of the Operating Advisor and appointment of a successor to the Operating Advisor, the trustee will, as soon as possible, be required to give written notice of the termination and appointment to the special servicer, the master servicer, the certificate administrator, the 17g-5 Information Provider, the depositor, the Directing Certificateholder (but only if no Control Termination Event or Consultation Termination Event has occurred) and the Certificateholders. If no Eligible Operating Advisor has been appointed in accordance with the PSA, no party will act as successor Operating Advisor.

If the Operating Advisor is terminated for any reason, it will remain entitled to any accrued and unpaid fees and expenses, as well as indemnification in respect of the period during which it acted as Operating Advisor, which will be payable in accordance with the priorities and subject to the limitations described in this prospectus and set forth in the PSA.

Waiver of Operating Advisor Termination Event

[The holders of certificates representing at least [___]% of the Voting Rights affected by any Operating Advisor Termination Event may waive such Operating Advisor Termination Event within twenty (20) days of the receipt of notice from the certificate administrator of the occurrence of such Operating Advisor Termination Event. Upon any such waiver of an Operating Advisor Termination Event, such Operating Advisor Termination Event shall cease to exist and shall be deemed to have been remedied. Upon any such waiver of an Operating Advisor Termination Event by Certificateholders, the trustee and the certificate administrator will be entitled to recover all costs and expenses incurred by it in connection with enforcement action taken with respect to such Operating Advisor Termination Event prior to such waiver from the issuing entity.]

Termination of the Operating Advisor Without Cause

After the occurrence of a Consultation Termination Event, the operating advisor may be removed upon (i) the written direction of Certificateholders evidencing not less than [25]% of the Voting Rights (taking into account the application of Appraisal Reduction Amounts to notionally reduce the Certificate Balances of classes to which such Appraisal Reduction Amounts are allocable) requesting a vote to replace the operating advisor with a replacement operating advisor that is an Eligible Operating Advisor selected by such Certificateholders, (ii) payment by such requesting holders to the certificate administrator of all reasonable fees and expenses to be incurred by the certificate administrator in connection with administering such vote and (iii) receipt by the trustee of the Rating Agency Confirmation with respect to such removal.

The certificate administrator will be required to promptly provide written notice to all Certificateholders of such request by posting such notice on its internet website, and by mail, and conduct the solicitation of votes of all certificates in such regard.

Upon the vote or written direction of holders of at least 75% of the Voting Rights (taking into account the application of Appraisal Reduction Amounts to notionally reduce the Certificate Balances of classes to which such Appraisal Reduction Amounts are allocable), the trustee will immediately replace the operating advisor with the replacement operating advisor.

[In addition, in the event there are no classes of certificates outstanding other than the Control Eligible Certificates and the Class R certificates, then all of the rights and obligations of the operating advisor under the PSA will terminate without payment of any penalty or termination fee (other than any rights or obligations that accrued prior to the date of such termination (including accrued and unpaid compensation) and other than indemnification rights arising out of events occurring prior to such termination). If the operating advisor is terminated pursuant to the foregoing sentence, then no replacement operating advisor will be appointed.] [APPLICABLE TO OFFERINGS OTHER THAN OFFERINGS CLOSING ON OR AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST]

Resignation of the Operating Advisor

The operating advisor may resign upon 30 days' prior written notice to the depositor, master servicer, special servicer, trustee, certificate administrator, the asset representations reviewer and the Directing Certificateholder, if the operating advisor has secured a replacement operating advisor that is an Eligible Operating Advisor and such replacement operating advisor has accepted its appointment as the replacement operating advisor. If no successor operating advisor has been so appointed and accepted the appointment within 30 days after the notice of resignation, the resigning operating advisor may petition any court of competent jurisdiction for the appointment of a successor operating advisor that is an Eligible Operating Advisor. The resigning operating advisor must pay all costs and expenses associated with the transfer of its duties.

Operating Advisor Compensation

Certain fees will be payable to the operating advisor, and the operating advisor will be entitled to be reimbursed for certain expenses, as described under "*Transaction Parties—The Operating Advisor*".

In the event the operating advisor resigns or is terminated for any reason it will remain entitled to any accrued and unpaid fees and reimbursement of Operating Advisor Expenses and any rights to indemnification provided under the PSA with respect to the period for which it acted as operating advisor.

The operating advisor will be entitled to reimbursement of certain expenses incurred by the operating advisor in the event that the operating advisor is terminated without cause. See "—*Termination of the Operating Advisor Without Cause*" above.

The Asset Representations Reviewer

Asset Review

Asset Review Trigger.

On or prior to each Distribution Date, based on the CREFC® Delinquent Loan Status Report delivered by the master servicer for such Distribution Date, the [certificate administrator] will be required to determine if an Asset Review Trigger has occurred. If an Asset Review Trigger is determined to have occurred, the certificate administrator will be required to promptly provide notice to the asset representations reviewer and to all Certificateholders by posting a notice of its determination on its internet website and by mailing to the Certificateholders' addresses appearing in the certificate register. On each Distribution Date after providing such notice to Certificateholders, the certificate administrator, based on information provided to it by the master servicer or the special servicer, will be required to determine whether (1) any additional Mortgage Loan has become a Delinquent Loan, (2) any Mortgage Loan ceases to be a Delinquent Loan and (3) whether an Asset Review Trigger has ceased to exist, and deliver such information within one business day to the master servicer, the special servicer, the operating advisor and the asset representations reviewer.

With respect to any determination of whether to commence an Asset Review, an "Asset Review Trigger" will occur when either (1) Mortgage Loans with an outstanding principal balance of [__]% or more of the aggregate outstanding principal balance of all of the Mortgage Loans (including any REO Loans (or a portion of any REO Loan in the case of a Whole Loan)) held by the issuing entity as of the end of the applicable Collection Period are Delinquent Loans or (2) at least [__][insert number that is [__]% by initial number of Mortgage Loans] Mortgage Loans are Delinquent Loans as of the end of the applicable Collection Period and the outstanding principal balance of such Delinquent Loans in the aggregate constitutes at least [__]% of the aggregate outstanding principal balance of all of the Mortgage Loans (including any REO Loans (or a portion of any REO Loan in the case of a Whole Loan)) held by the issuing entity as of the end of the applicable Collection Period. The PSA will require that the certificate administrator include in the Distribution Report on Form 10-D relating to the distribution period in which the Asset Review Trigger occurred a description of the events that caused the Asset Review Trigger to occur.

We believe this Asset Review Trigger is appropriate considering the unique characteristics of pools of Mortgage Loans underlying CMBS. See "*Risk Factors—Risks Relating to the Mortgage Loans—Static Pool Data Would Not Be Indicative of the Performance of this Pool*". In particular, this pool of Mortgage Loans is not homogeneous or granular, and there are individual Mortgage Loans that each represent a significant percentage, by outstanding principal balance, of the Mortgage Pool. We believe it would not be appropriate for the delinquency of [__] large loans to cause the Asset Review Trigger to be met, as that would not necessarily be indicative of the overall quality of the Mortgage Pool. As a result, the percentage based on outstanding principal balance in clause (1) of the definition of Asset Review Trigger was set to exceed the portion of the [aggregate outstanding balance of the Mortgage Pool] represented by the [__] largest Mortgage Loans in the pool. On the other hand, a significant number of delinquent Mortgage Loans by loan count, but representing a smaller percentage of the aggregate outstanding principal balance of the mortgage loans than the percentage set forth in clause (1) of the definition of Asset Review Trigger, could indicate an issue with the quality of the Mortgage Pool. As a result, we believe it would be appropriate to have an alternative test as set forth in clause (2) of the definition of Asset Review Trigger, namely to have the Asset Review Trigger be met if Mortgage Loans representing

[__]% of the Mortgage Loans (by loan count) are Delinquent Loans. [With respect to prior pools of commercial mortgage loans for which BANA (or its predecessors) was sponsor in a public offering of CMBS, the highest percentage of loans that were delinquent at least 60 days at the end of any [reporting period] between January 1, 2010 and [INSERT A DATE NO LATER THAN 135 DAYS OF THE DATE OF FIRST USE OF THE PROSPECTUS] was [____]%.]

"Delinquent Loan" means a Mortgage Loan that is delinquent at least sixty days in respect of its Periodic Payments or balloon payment, if any, in either case such delinquency to be determined without giving effect to any grace period.

Asset Review Vote.

If Certificateholders evidencing not less than 5% of the Voting Rights deliver to the certificate administrator, within 90 days after the filing of the Form 10-D reporting the occurrence of an Asset Review Trigger, a written direction requesting a vote to commence an Asset Review (an "Asset Review Vote Election"), the certificate administrator will be required to promptly provide written notice to the asset representations reviewer and notice of such direction to all Certificateholders, and to conduct a solicitation of votes of Certificateholders to authorize an Asset Review. Upon the affirmative vote to authorize an Asset Review of Certificateholders evidencing a majority of an Asset Review Quorum within 150 days of the receipt of the Asset Review Vote Election (an "Affirmative Asset Review Vote"), the certificate administrator will be required to promptly provide written notice of such Affirmative Asset Review Vote to all parties to the PSA, the underwriters, the mortgage loan sellers, the Directing Certificateholder and the Certificateholders. In the event an Affirmative Asset Review Vote has not occurred within such 150-day period following the receipt of the Asset Review Vote Election, no Certificateholder may request a vote or cast a vote for an Asset Review and the asset representations reviewer will not be required to review any Delinquent Loan unless and until (A) an additional Mortgage Loan has become a Delinquent Loan after the expiration of such 150-day period, (B) an Asset Review Trigger has occurred as a result or otherwise is in effect, (C) the certificate administrator has received any Asset Review Vote Election after the occurrence of the events described in clauses (A) and (B) above and (D) an Affirmative Asset Review Vote has occurred within 150 days after the Asset Review Vote Election described in clause (C) above. After the occurrence of any Asset Review Vote Election or an Affirmative Asset Review Vote, no Certificateholder may make any additional Asset Review Vote Election except as described in the immediately preceding sentence. [Any reasonable out-of-pocket expenses incurred by the certificate administrator in connection with administering such vote will be paid as an expense of the issuing entity from the Collection Account.]

An "Asset Review Quorum" means, in connection with any solicitation of votes to authorize an Asset Review as described above, the Certificateholders evidencing at least 5% of the aggregate Voting Rights.

Review Materials.

Upon receipt of notice from the certificate administrator of an Affirmative Asset Review Vote (the "Asset Review Notice"), the special servicer will be required to promptly post to a secure data room the following information (collectively, the "Review Materials"):

- a copy of the Diligence File for each Mortgage Loan that is a Delinquent Loan (other than any Delinquent Loan that has previously been the subject of an Asset Review and delivery of an Asset Review Report) as of the end of the most recent Collection Period and provide notice to the asset representations reviewer

- servicing comments relating to the applicable Delinquent Loans and/or the information and documentation set forth in the proviso to the definition of "Diligence File"; and

- any other related information that is required of the special servicer to be posted to the secure data room as described below.

With respect to the requirement to post a copy of the servicing comments to the secure data room, the special servicer will be required to promptly post its servicing comments to the secure data room and request that the master servicer or the mortgage loan seller, as applicable, promptly deliver the information requested by the asset representations reviewer to the special servicer, and the special servicer will be required to promptly post such information received from the master servicer or the mortgage loan seller to the secure data room; *provided* that the master servicer or the mortgage loan seller will be required to deliver such additional information only to the extent such information is reasonably available to it.

In addition, in the event that the asset representations reviewer determines that the information posted to the secure data room with respect to any Mortgage Loan is missing any documents required to complete any Test described below in connection with an Asset Review of such Mortgage Loan, the asset representations reviewer will be required to promptly notify the special servicer of such missing documents, and the special servicer will be required to promptly contact the mortgage loan seller to obtain such documents from the mortgage loan seller. The mortgage loan seller will be required to deliver any such missing documents to the special servicer to the extent such documents are reasonably available to the mortgage loan seller.

The asset representations reviewer may, but is under no obligation to, consider information furnished to it by a person that is not a party to the PSA or the applicable mortgage loan seller, and will do so only if such information can be independently verified or is determined by the asset representations reviewer in its good faith discretion ("Unsolicited Information").relevant to the Asset Review, as described below.

Asset Review.

Upon its receipt of the Asset Review Notice and access to the Review Materials with respect to a Delinquent Loan, the asset representations reviewer, as an independent contractor, is required to commence a review of the compliance of each Delinquent Loan with the representations and warranties related to that Delinquent Loan (such review, the "Asset Review"). An Asset Review of each Delinquent Loan will consist of the application of a set of pre-determined review procedures (the "Tests") for each representation and warranty made by the mortgage loan seller with respect to such Delinquent Loan. Once an Asset Review of a Mortgage Loan is completed, no further Asset Review will be required of that Mortgage Loan notwithstanding that such Mortgage Loan may continue to be a Delinquent Loan or become a Delinquent Loan again at the time when a new Asset Review Trigger occurs and a new Affirmative Asset Review Vote is obtained subsequent to the occurrence of such Asset Review Trigger.

"Asset Review Standard" means the performance of the asset representations reviewer of its duties under the PSA in good faith subject to the express terms of the PSA. All determinations or assumptions made by the asset representations reviewer in connection with an Asset Review are required to be made in the asset representations reviewer's good faith discretion and judgment based on the facts and circumstances known to it at the time of such determination or assumption.

No Certificateholder will have the right to change the scope of the asset representations reviewer's review, and the asset representations reviewer will not be permitted to review any information other than (i) the Review Materials posted in the secure data room, or (ii) Unsolicited Information.

The asset representations reviewer may, absent manifest error and subject to the Asset Review Standard, (i) assume, without independent investigation or verification, that the Review Materials are accurate and complete in all material respects and (ii) conclusively rely on such Review Materials.

In the event that the asset representations reviewer determines that the Review Materials are insufficient to complete a Test and such information and documentation is not posted by the special servicer within [_____] days upon request as described above, the asset representations reviewer will list such missing documents in its preliminary report setting forth the preliminary results of the application of the Tests and the reasons why such missing documents are necessary to complete a Test and whether the absence of such documents will be deemed to be a failure of such Test. The asset representations reviewer will provide such preliminary report to the special servicer, who will promptly provide such results

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to the applicable mortgage loan seller. If the preliminary report indicates one of the representations and warranties fails or is deemed to fail any Test, the mortgage loan seller will have [__] days (the "Cure/Contest Period") to remedy or otherwise refute the failure. Any documents provided or explanations given to support a conclusion that the representation and warranty has not failed a Test will be sent to the special servicer, and the special servicer will be required to promptly post to the secure data room any documents received from the mortgage loan seller or explanations given to support the mortgage loan seller's claim that the representation and warranty has not failed a Test or any missing documents in the Review Materials are not required to complete a Test.

The asset representations reviewer will be required to, within [_____] days after the date of receipt of the related Diligence File or within the [___] days after the expiration of the Cure/Contest Period (whichever is later), complete an Asset Review with respect to each Delinquent Loan and deliver a report to each party to the PSA and the applicable mortgage loan seller for each Delinquent Loan setting forth the results of the application of the Tests in connection with such Asset Review (a "Asset Review Report"). The period of time by which the Asset Review Report must be completed and delivered may be extended by up to an additional [___] days, upon written notice to the parties to the PSA and the applicable mortgage loan seller, if the asset representations reviewer determines pursuant to the Asset Review Standard that such additional time is required due to the characteristics of the Mortgage Loan and/or the Mortgaged Property or Mortgaged Properties. Such Asset Review Report will be required to include (i) a summary of the asset representations reviewer's findings and conclusions as to whether or not it has determined there is any evidence of a failure of any Test in the information and documentation reviewed by the asset representations reviewer, and (ii) a statement that the asset representations reviewer's conclusions set forth in the Asset Review Report were not influenced by any third party. In no event will the asset representations reviewer be required to determine whether any Test failure constitutes a Material Defect, or whether the issuing entity should enforce any rights it may have against the applicable mortgage loan seller, which, in each such case, will be the responsibility of the special servicer. See "—*Enforcement of Mortgage Loan Seller's Obligations Under the MLPA*" below. In addition, in the event that the asset representations reviewer does not receive any information or documentation that it requested from the special servicer prior to the date by which the asset representations reviewer is required to deliver an Asset Review Report, the asset representations reviewer will be required to prepare the Asset Review Report solely based on the information received by the asset representations reviewer with respect to the related Delinquent Loan, and the asset representations reviewer will have no responsibility to independently obtain any such information from any party to the PSA. The PSA will require that the certificate administrator (i) include in the Distribution Report on Form 10–D relating to the distribution period in which the Asset Review Report was received, a summary of the asset representations reviewer's conclusions included in such Asset Review Report, and (ii) post such summary to the certificate administrator's website not later than [two] business days after receipt of such Asset Review Report from the asset representations reviewer.

Eligibility of Asset Representations Reviewer

[The asset representations reviewer will be required to represent and warrant in the PSA that it is an Eligible Asset Reviewer. The asset representations reviewer is required to at all times be an Eligible Asset Reviewer. If the asset representations reviewer ceases to be an Eligible Asset Reviewer, the asset representations reviewer is required to immediately notify the master servicer, the special servicer, the trustee, the operating advisor, the certificate administrator and the Directing Certificateholder of such disqualification and immediately resign under the PSA as described under the "—*Resignation of Asset Representations Reviewer*" below].

[An "Eligible Asset Reviewer" is an institution that (i) has not been a special servicer, operating advisor or asset representations reviewer on a transaction for which [APPLICABLE RATING AGENCIES] has qualified, downgraded or withdrawn its rating or ratings of, one or more classes of certificates for such transaction citing servicing or other relevant concerns with the special servicer, the operating advisor or the asset representations reviewer, as applicable, as the sole or material factor in such rating action, (ii) can and will make certain representations and warranties with respect to the asset representations reviewer set forth in the PSA, (iii) (and is not affiliated) with any sponsor, any mortgage

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loan seller, the master servicer, the special servicer, the depositor, the certificate administrator, the trustee, the Directing Certificateholder or any of their respective affiliates, (iv) has not performed (and is not affiliated with any party hired to perform) any due diligence or similar services with respect to any Mortgage Loan or any related Companion Loan prior to the Closing Date for or on behalf of any sponsor, any mortgage loan seller, any underwriter or the Directing Certificateholder or any of their respective affiliates, or have been paid any fees, compensation or other remuneration by any of them in connection with any such services and (v) that does not directly or indirectly, through one or more affiliates or otherwise, own any interest in any certificates, any Mortgage Loans, any Companion Loan or any securities backed by a Companion Loan or otherwise have any financial interest in the securitization transaction to which the PSA relates, other than in fees from its role as asset representations reviewer and except as set forth in the PSA.]

Other Obligations of Asset Representations Reviewer

[Subject to the Privileged Information Exception, the asset representations reviewer is required to keep confidential any Privileged Information received from any party to the PSA or any sponsor under the PSA (including, without limitation, in connection with the review of the Mortgage Loans) and not disclose such Privileged Information to any person (including Certificateholders), other than (1) to the extent expressly required by the PSA in an Asset Review Report or otherwise, to the other parties to the PSA with a notice indicating that such information is Privileged Information or (2) pursuant to a Privileged Information Exception. Each party to the PSA that receives Privileged Information from the asset representations reviewer with a notice stating that such information is Privileged Information may not disclose such Privileged Information to any person without the prior written consent of the applicable special servicer other than pursuant to a Privileged Information Exception.]

Neither the asset representations reviewer nor any of its affiliates may make any investment in any class of certificates; provided, however, that such prohibition will not apply to (i) riskless principal transactions effected by a broker dealer affiliate of the asset representations reviewer or (ii) investments by an affiliate of the asset representations reviewer if the asset representations reviewer and such affiliate maintain policies and procedures that (A) segregate personnel involved in the activities of the asset representations reviewer under the PSA from personnel involved in such affiliate's investment activities and (B) prevent such affiliate and its personnel from gaining access to information regarding the issuing entity and the asset representations reviewer and its personnel from gaining access to such affiliate's information regarding its investment activities.

Delegation of Asset Representations Reviewer's Duties

The asset representations reviewer may delegate its duties to agents or subcontractors in accordance with the PSA, however, the asset representations reviewer will remain obligated and primarily liable for any Asset Review required in accordance with the provisions of the PSA without diminution of such obligation or liability or related obligation or liability by virtue of such delegation or arrangements or by virtue of indemnification from any person acting as its agents or subcontractor to the same extent and under the same terms and conditions as if the asset representations reviewer alone were performing its obligations under the PSA.

Asset Reviewer Termination Events

The following constitute asset representations reviewer termination events under the PSA (each, an "Asset Reviewer Termination Event") whether any such event is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body:

(i)   any failure by the asset representations reviewer to observe or perform in any material respect any of its covenants or agreements or the material breach of any of its representations or warranties under the PSA, which failure continues unremedied for a period of 30 days after the date on which written notice of such failure is given to the asset representations reviewer by the trustee or to the asset representations reviewer and the trustee by the holders of certificates evidencing at least [25]% of the Voting Rights;

(ii) any failure by the asset representations reviewer to perform its obligations set forth in the PSA in accordance with the Asset Review Standard in any material respect, which failure continues unremedied for a period of 30 days after the date on which written notice of such failures is given to the asset representations reviewer;

(iii) any failure by the asset representations reviewer to be an Eligible Asset Reviewer, which failure continues unremedied for a period of 30 days;

(iv) a decree or order of a court or agency or supervisory authority having jurisdiction in the premises in an involuntary case under any present or future federal or state bankruptcy, insolvency or similar law for the appointment of a conservator or receiver or liquidator in any insolvency, readjustment of debt, marshaling of assets and liabilities or similar proceedings, or for the winding-up or liquidation of its affairs, has been entered against the asset representations reviewer, and such decree or order has remained in force undischarged or unstayed for a period of 60 days;

(v) the asset representations reviewer consents to the appointment of a conservator or receiver or liquidator or liquidation committee in any insolvency, readjustment of debt, marshaling of assets and liabilities, voluntary liquidation, or similar proceedings of or relating to the asset representations reviewer or of or relating to all or substantially all of its property; or

(vi) the asset representations reviewer admits in writing its inability to pay its debts generally as they become due, files a petition to take advantage of any applicable insolvency or reorganization statute, makes an assignment for the benefit of its creditors, or voluntarily suspends payment of its obligations.

Upon receipt by the certificate administrator of notice of the occurrence of any Asset Reviewer Termination Event, the certificate administrator will be required to promptly provide written notice to all Certificateholders electronically by posting such notice on its internet website and by mail, unless the certificate administrator has received notice that such Asset Reviewer Termination Event has been remedied.

Rights Upon Asset Reviewer Termination Event

If an Asset Reviewer Termination Event occurs, and in each and every such case, so long as such Asset Reviewer Termination Event has not been remedied, then either the trustee (i) may or (ii) upon the written direction of Certificateholders evidencing at least [25]% of the Voting Rights will be required to, terminate all of the rights and obligations of the asset representations reviewer under the PSA, other than rights and obligations accrued prior to such termination and other than indemnification rights (arising out of events occurring prior to such termination), by written notice to the asset representations reviewer. The asset representations reviewer is required to bear all reasonable costs and expenses of each other party to the PSA in connection with its termination for cause.

Termination of the Asset Representations Reviewer Without Cause

Upon (i) the written direction of Certificateholders evidencing not less than [25]% of the Voting Rights requesting a vote to terminate and replace the asset representations reviewer with a proposed successor asset representations reviewer that is an Eligible Asset Reviewer, and (ii) payment by such holders to the certificate administrator of the reasonable fees and expenses to be incurred by the certificate administrator in connection with administering such vote, the certificate administrator will promptly provide notice to all Certificateholders and the asset representations reviewer of such request by posting such notice on its internet website, and by mailing to all Certificateholders and the asset representations reviewer. Upon the written direction of Certificateholders evidencing at least [75]% of a Certificateholder Quorum, the trustee will terminate all of the rights and obligations of the asset representations reviewer under the PSA (other than any rights or obligations that accrued prior to the date of such termination and

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other than indemnification rights (arising out of events occurring prior to such termination)) by written notice to the asset representations reviewer, and the proposed successor asset representations reviewer will be appointed.

[In the event that holders of the certificates entitled to at least 75% of the Voting Rights elect to remove the asset representations reviewer without cause and appoint a successor, the successor asset representations reviewer will be responsible for all expenses necessary to effect the transfer of responsibilities from its predecessor.]

Resignation of Asset Representations Reviewer

The asset representations reviewer may at any time resign by giving written notice to the other parties to the PSA. In addition, the asset representations reviewer will at all times be, and will be required to resign if it fails to be an Eligible Asset Reviewer by giving written notice to the other parties. Upon such notice of resignation, the depositor is required to promptly appoint a successor asset representations reviewer that is an Eligible Asset Reviewer. No resignation of the asset representations reviewer will be effective until a successor asset representations reviewer that is an Eligible Asset Reviewer has been appointed and accepted the appointment. If no successor asset representations reviewer has been so appointed and accepted the appointment within 30 days after the notice of resignation, the resigning asset representations reviewer may petition any court of competent jurisdiction for the appointment of a successor asset representations reviewer that is an Eligible Asset Reviewer. The resigning asset representations reviewer must pay all costs and expenses associated with the transfer of its duties.

Asset Representations Reviewer Compensation

Certain fees will be payable to the asset representations reviewer, and the asset representations reviewer will be entitled to be reimbursed for certain expenses, as described under *"Pooling and Servicing Agreement—Servicing and Other Compensation and Payment of Expenses"*.

Replacement of Special Servicer Without Cause

Except as limited by certain conditions described below and subject to the rights of the holder of the related Companion Loan (or in the case of an AB Whole Loan, the Loan Specific Directing Certificateholder) under the related Intercreditor Agreement, the special servicer may generally be replaced, prior to the occurrence and continuance of a Control Termination Event, at any time and without cause, by the Directing Certificateholder so long as, among other things, the Directing Certificateholder provides a replacement special servicer that meets the requirements of the PSA, including that [the trustee and the certificate administrator receive a Rating Agency Confirmation from each Rating Agency and that such replacement special servicer may not be the asset representations reviewer or any of its affiliates][the trustee provides each Rating Agency with a Rating Agency Communication]. The reasonable fees and out-of-pocket expenses of any such termination incurred by the Directing Certificateholder without cause (including the costs of [obtaining a Rating Agency Confirmation][providing a Rating Agency Communication]) will be paid by the holders of the Controlling Class.

After the occurrence and during the continuance of a Control Termination Event, upon (i) the written direction of holders of Principal Balance Certificates and Class [EC] certificates evidencing not less than 25% of the Voting Rights (taking into account the application of any Appraisal Reduction Amounts to notionally reduce the Certificate Balances) of the Principal Balance Certificates and Class [EC] certificates requesting a vote to replace the special servicer with a new special servicer, (ii) payment by such holders to the certificate administrator of the reasonable fees and expenses (including any legal fees and any Rating Agency fees and expenses) to be incurred by the certificate administrator in connection with administering such vote (which fees and expenses will not be additional trust fund expenses), and (iii) delivery by such holders to [the certificate administrator and the trustee of Rating Agency Confirmation from each Rating Agency (such Rating Agency Confirmation will be obtained at the expense of those holders of certificates requesting such vote)][each Rating Agency (with a copy to the certificate administrator and trustee) of a Rating Agency Communication (which such Rating Agency

Communication shall be provided at the expense of those holders of certificates requesting such vote)], the certificate administrator will be required to post notice of the same on the certificate administrator's website and concurrently by mail and conduct the solicitation of votes of all certificates in such regard, which such vote must occur within 180 days of the posting of such notice. Upon the written direction of holders of Principal Balance Certificates and Class [EC] certificates evidencing at least 75% of a Certificateholder Quorum, the trustee will be required to terminate all of the rights and obligations of the special servicer under the PSA and appoint the successor special servicer (which must be a Qualified Replacement Special Servicer) designated by such Certificateholders; provided such successor special servicer is a Qualified Replacement Special Servicer, subject to indemnification, right to outstanding fees, reimbursement of Advances and other rights set forth in the PSA, which survive such termination. The certificate administrator will include on each Statement to Certificateholders a statement that each Certificateholder may access such notices via the certificate administrator's website and that each Certificateholder may register to receive electronic mail notifications when such notices are posted thereon.

A "Certificateholder Quorum" means, in connection with any solicitation of votes in connection with the replacement of the special servicer described above, the holders of certificates evidencing at least 75% of the aggregate Voting Rights of all Principal Balance Certificates and Class [EC] certificates on an aggregate basis.

A "Qualified Replacement Special Servicer" is a replacement special servicer that [(i) satisfies all of the eligibility requirements applicable to special servicers in the PSA, (ii) is not the operating advisor, the asset representations reviewer or an affiliate of the operating advisor or the asset representations reviewer, (iii) is not obligated to pay the operating advisor (x) any fees or otherwise compensate the operating advisor in respect of its obligations under the PSA, or (y) for the appointment of the successor special servicer or the recommendation by the operating advisor for the replacement special servicer to become the special servicer, (iv) is not entitled to receive any compensation from the operating advisor other than compensation that is not material and is unrelated to the operating advisor's recommendation that such party be appointed as the replacement special servicer, (v) is not entitled to receive any fee from the operating advisor for its appointment as successor special servicer, in each case, unless expressly approved by 100% of the Certificateholders, [(vi) is not a special servicer that has been cited by [NAME OF RATING AGENCY] as having servicing concerns as the sole or material factor in any qualification, downgrade or withdrawal of the ratings (or placement on "watch status" in contemplation of a ratings downgrade or withdrawal) of securities in a transaction serviced by the applicable servicer prior to the time of determination, (vii) currently has a special servicer rating of at least [SPECIFIC MINIMUM RATING] from [NAME OF RATING AGENCY] and (viii) is not a special servicer that has been cited by [NAME OF RATING AGENCY] as having servicing concerns as the sole or a material factor in any qualification, downgrade or withdrawal of the ratings (or placement on "watch status" in contemplation of a ratings downgrade or withdrawal) of securities in a transaction serviced by the applicable servicer prior to the time of determination].

[THE FOLLOWING TWO PARAGRAPHS ARE APPLICABLE TO OFFERINGS PRIOR TO DECEMBER 24, 2016:]

[In addition, after the occurrence of a Consultation Termination Event, if the operating advisor determines that the special servicer is not performing its duties as required under the PSA or is otherwise not acting in accordance with the Servicing Standard, the operating advisor will have the right to recommend the replacement of the special servicer. In such event, the operating advisor will be required to deliver to the trustee and the certificate administrator, with a copy to the special servicer, a written recommendation detailing the reasons supporting its position (along with relevant information justifying its recommendation) and recommending a suggested replacement special servicer (which must be a Qualified Replacement Special Servicer). The certificate administrator will be required to notify each Certificateholder of the recommendation and post it on the certificate administrator's internet website, and to conduct the solicitation of votes with respect to such recommendation.

The operating advisor's recommendation to replace the special servicer must be confirmed by an affirmative vote of holders of Principal Balance Certificates and Class [EC] certificates evidencing at least a majority of the aggregate Voting Rights (taking into account the application of any Appraisal Reduction Amounts to notionally reduce the respective Certificate Balances) of all Principal Balance Certificates and Class [EC] certificates on an aggregate basis. In the event the holders of such Principal Balance Certificates and Class [EC] certificates elect to remove and replace the special servicer, the certificate administrator will be required to [receive a Rating Agency Confirmation from each of the Rating Agencies at that time. In the event the certificate administrator receives a Rating Agency Confirmation from each of the Rating Agencies (and the successor special servicer agrees to be bound by the terms of the PSA), the trustee will then be required to terminate all of the rights and obligations of the special servicer under the PSA and to appoint the successor special servicer approved by the Certificateholders, *provided* such successor special servicer is a Qualified Replacement Special Servicer, subject to the terminated special servicer's rights to indemnification, payment of outstanding fees, reimbursement of Advances and other rights set forth in the PSA that survive termination][provide a Rating Agency Communication to each of the Rating Agencies at that time. After the deliverance of a Rating Agency Communication to each of the Rating Agencies (and the successor special servicer agrees to be bound by the terms of the PSA), the trustee will then be required to terminate all of the rights and obligations of the special servicer under the PSA and to appoint the successor special servicer approved by the Certificateholders, *provided* such successor special servicer is a Qualified Replacement Special Servicer, subject to the terminated special servicer's rights to indemnification, payment of outstanding fees, reimbursement of Advances and other rights set forth in the PSA that survive termination]. The reasonable out-of-pocket costs and expenses (including reasonable legal fees and expenses of outside counsel) associated with [obtaining such Rating Agency Confirmations][providing such Rating Agency Communications] and administering the vote of the applicable holders of the Principal Balance Certificates and Class [EC] certificates and the operating advisor's identification of a Qualified Replacement Special Servicer will be an additional trust fund expense. [Notwithstanding the foregoing, the operating advisor will not be permitted to recommend the replacement of the special servicer with respect to an AB Whole Loan unless an AB Control Appraisal Period has occurred and is continuing with respect to an AB Whole Loan under the related Intercreditor Agreement.] [See "*Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan*".]]

[THE FOLLOWING TWO PARAGRAPHS ARE APPLICABLE TO OFFERINGS CLOSING ON OR AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST]

[In addition, if the operating advisor determines, in its sole discretion exercised in good faith, that (1) the special servicer is not performing its duties as required under the PSA or is otherwise not acting in accordance with the Servicing Standard and (2) the replacement of the special servicer would be in the best interest of the certificateholders as a collective whole, then the operating advisor will have the right to recommend the replacement of the special servicer. In such event, the operating advisor will be required to deliver to the trustee and the certificate administrator, with a copy to the special servicer, a written report detailing the reasons supporting its recommendation (along with relevant information justifying its recommendation) and recommending a suggested replacement special servicer (which must be a Qualified Replacement Special Servicer). The certificate administrator will be required to notify each Certificateholder of the recommendation and post the related report on the certificate administrator's internet website, and to conduct the solicitation of votes with respect to such recommendation.

The operating advisor's recommendation to replace the special servicer must be confirmed by an affirmative vote of holders of Principal Balance Certificates and Class [EC] certificates evidencing at least a majority of a quorum of certificateholders (which, for this purpose, is the holders of certificates that (i) evidence at least 20% of the Voting Rights (taking into account the application of any Appraisal Reduction Amounts to notionally reduce the respective Certificate Balances) of all Principal Balance Certificates and Class [EC] certificates on an aggregate basis, and (ii) consist of at least three Certificateholders or Certificate Owners that are not affiliated with each other). In the event the holders of such Principal Balance Certificates and Class [EC] certificates elect to remove and replace the special servicer, the certificate administrator will be required to [receive a Rating Agency Confirmation from each of the Rating Agencies at that time. In the event the certificate administrator receives a Rating Agency Confirmation from each of the Rating Agencies (and the successor special servicer agrees to be bound by the terms of the PSA), the trustee will then be required to terminate all of the rights and obligations of the special servicer under the PSA and to appoint the successor special servicer approved by the Certificateholders, provided such successor special servicer is a Qualified Replacement Special Servicer, subject to the terminated special servicer's rights to indemnification, payment of outstanding fees, reimbursement of Advances and other rights set forth in the PSA that survive termination][provide a Rating Agency Communication to each of the Rating Agencies at that time. After the deliverance of a Rating Agency Communication to each of the Rating Agencies (and the successor special servicer agrees to be bound by the terms of the PSA), the trustee will then be required to terminate all of the rights and obligations of the special servicer under the PSA and to appoint the successor special servicer approved by the Certificateholders, *provided* such successor special servicer is a Qualified Replacement Special Servicer, subject to the terminated special servicer's rights to indemnification, payment of outstanding fees, reimbursement of Advances and other rights set forth in the PSA that survive termination]. The reasonable out-of-pocket costs and expenses associated with [obtaining such Rating Agency Confirmations][providing such Rating Agency Communications] and administering the vote of the applicable holders of the Principal Balance Certificates and Class [EC] certificates and the operating advisor's identification of a Qualified Replacement Special Servicer will be an additional trust fund expense. [Notwithstanding the foregoing, the operating advisor will not be permitted to recommend the replacement of the special servicer with respect to an AB Whole Loan unless an AB Control Appraisal Period has occurred and is continuing with respect to an AB Whole Loan under the related Intercreditor Agreement.] [See "*Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan*".]]

In any case, the trustee will notify the outgoing special servicer promptly of the effective date of its termination. Any replacement special servicer recommended by the operating advisor must be a Qualified Replacement Special Servicer.

No appointment of a special servicer will be effective until the depositor has filed any required Exchange Act filings related to the removal and replacement of the special servicer.

Notwithstanding the foregoing, the Certificateholders' direction to replace the special servicer will not apply to an AB Whole Loan unless an AB Control Appraisal Period has occurred and is continuing with respect to an AB Whole Loan under the related Intercreditor Agreement. The Subordinate Companion Loan holder (or Loan Specific Directing Certificateholder in the case of the Trust Subordinate Companion Loan), will have the right, prior to the occurrence and continuance of an AB Control Appraisal Period, to replace the special servicer solely with respect to an AB Whole Loan. See "*Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan*".

With respect to the Non-Serviced Whole Loan, the related Non-Serviced Special Servicer may be removed, and a successor special servicer appointed at any time by the Non-Serviced Directing Certificateholder appointed under the Non-Serviced PSA (and not by the Directing Certificateholder for this transaction) to the extent set forth in the Non-Serviced PSA and the related Intercreditor Agreement for such Non-Serviced Whole Loan. See "*Description of the Mortgage Pool—The Whole Loans— The Non-Serviced Whole Loan*" and "*—Servicing of the Non-Serviced Mortgage Loan*" below.

Termination of Servicer and Special Servicer for Cause

Servicer Termination Events

A "Servicer Termination Event" under the PSA with respect to the master servicer or the special servicer, as the case may be, will include, without limitation:

(a) (i) any failure by the master servicer to make a required deposit to the Collection Account or remit to the companion paying agent for deposit into the related companion loan distribution account on the day and by the time such deposit or remittance was first required to be made, which failure is not remedied within one business day, or (ii) any failure by the master servicer to deposit into, or remit to the certificate administrator for deposit into, the Distribution Account any amount required to be so deposited or remitted, which failure is not remedied by 11:00 a.m. New York City time on the relevant Distribution Date;

(b) any failure by the special servicer to deposit into the REO Account within one business day after the day such deposit is required to be made, or to remit to the master servicer for deposit in the Collection Account, or any other account required under the PSA, any such deposit or remittance required to be made by the special servicer pursuant to, and at the time specified by, the PSA;

(c) any failure by the master servicer or the special servicer duly to observe or perform in any material respect any of its other covenants or obligations under the PSA, which failure continues unremedied for [30] days (or (i) with respect to any year that a report on Form 10-K is required to be filed, five business days in the case of the master servicer's or special servicer's, as applicable, obligations regarding Exchange Act reporting required under the PSA and compliance with Regulation AB, (ii) [15] days in the case of the master servicer's failure to make a Servicing Advance or (iii) [15] days in the case of a failure to pay the premium for any property insurance policy required to be maintained under the PSA) after written notice of the failure has been given to the master servicer or the special servicer, as the case may be, by any other party to the PSA, or to the master servicer or the special servicer, as the case may be, with a copy to each other party to the related PSA, by Certificateholders of any class, evidencing as to that class, Percentage Interests aggregating not less than [25]% or, with respect to a Serviced Whole Loan, by the holder of the related Serviced Companion Loan; *provided, however*, that if that failure is capable of being cured and the master servicer or the special servicer, as the case may be, is diligently pursuing that cure, that [30]-day period will be extended an additional [30] days; *provided*, *further*, *however*, that such extended period will not apply to the obligations regarding Exchange Act reporting;

(d) any breach on the part of the master servicer or the special servicer of any representation or warranty in the PSA that materially and adversely affects the interests of any class of Certificateholders or holders of any Serviced Companion Loan and that continues unremedied for a period of [30] days after the date on which notice of that breach, requiring the same to be remedied, will have been given to the master servicer or the special servicer, as the case may be, by the depositor, the certificate administrator or the trustee, or to the master servicer, the special servicer, the depositor, the certificate administrator and the trustee by the Certificateholders of any class, evidencing as to that class, Percentage Interests aggregating not less than [25]% or, with respect to a Serviced Whole Loan, by the holder of the related Serviced Companion Loan; *provided, however*, that if that breach is capable of being cured and the master servicer or the special servicer, as the case may be, is diligently pursuing that cure, that [30]-day period will be extended an additional [30] days;

(e) certain events of insolvency, readjustment of debt, marshaling of assets and liabilities or similar proceedings in respect of or relating to the master servicer or the special servicer, and certain actions by or on behalf of the master servicer or the special servicer indicating its insolvency or inability to pay its obligations;

(f) either of [NAME OF RATING AGENCY] or [NAME OF RATING AGENCY] (i) has qualified, downgraded or withdrawn its rating or ratings of one or more classes of certificates, or (ii) has placed one or more classes of certificates on "watch status" in contemplation of a ratings downgrade or withdrawal (and in the case of clause (i) and (ii), such action has not been withdrawn by [NAME OF RATING AGENCY] or [NAME OF RATING AGENCY] within 60 days of such actual knowledge by the master servicer or the special servicer, as the case may be) and, in the case of either of clauses (i) or (ii), cited servicing concerns with the master servicer or the special servicer, as the case may be, as the sole or a material factor in such action; or

(g) the master servicer or the special servicer is no longer rated at least [INSERT MINIMUM RATING] or [INSERT MINIMUM RATING], respectively, by [NAME OF RATING AGENCY] and such master servicer or special servicer is not reinstated to at least that rating within [60] days of the delisting.

Rights Upon Servicer Termination Event

If a Servicer Termination Event occurs with respect to the master servicer or the special servicer under the PSA, then, so long as the Servicer Termination Event remains unremedied, the depositor or the trustee will be authorized, and at the written direction of Certificateholders entitled to a majority of the Voting Rights or, for so long as a Control Termination Event has not occurred and is not continuing, the Directing Certificateholder (solely with respect to the special servicer), the trustee will be required to terminate all of the rights and obligations of the defaulting party as master servicer or the special servicer, as the case may be (other than certain rights in respect of indemnification and certain items of servicing compensation), under the PSA. The trustee will then succeed to all of the responsibilities, duties and liabilities of the defaulting party as master servicer or special servicer, as the case may be, under the PSA and will be entitled to similar compensation arrangements. If the trustee is unwilling or unable to so act, it may (or, at the written request of Certificateholders entitled to a majority of the Voting Rights, or, for so long as a Control Termination Event has not occurred and is not continuing, the Directing Certificateholder, it will be required to) appoint, or petition a court of competent jurisdiction to appoint, a loan servicing institution or other entity, and, for so long as a Control Termination Event has not occurred and is not continuing, that has been approved by the Directing Certificateholder, which approval may not be unreasonably withheld. In addition, the asset representations reviewer or any of its affiliates may not be appointed as a successor master servicer or special servicer.

Notwithstanding anything to the contrary contained in the section described above, if a Servicer Termination Event on the part of the special servicer remains unremedied and affects the holder of a Serviced Pari Passu Companion Loan, and the special servicer has not otherwise been terminated, the holder of such Serviced Pari Passu Companion Loan (or, if applicable, the related trustee, acting at the direction of the related directing certificateholder (or similar entity)) will be entitled to direct the trustee to terminate the special servicer solely with respect to the related Serviced Pari Passu Mortgage Loan. A replacement special servicer will be selected by the trustee or, prior to a Consultation Termination Event, by the Directing Certificateholder; *provided, however*, that any successor special servicer appointed to replace the special servicer with respect to a Serviced Pari Passu Mortgage Loan cannot at any time be the person (or an affiliate of such person) that was terminated at the direction of the holder of the related Serviced Pari Passu Companion Loan, without the prior written consent of such holder of the related Serviced Pari Passu Companion Loan.

Notwithstanding anything to the contrary contained in the section described above, if a servicer termination event on the part of the special servicer under the Non-Serviced PSA entered into in connection with the securitization of the Non-Serviced Companion Loan (the special servicer, the Non-Serviced Special Servicer remains unremedied and affects the holder of the Non-Serviced Mortgage Loan, and the Non-Serviced Special Servicer has not otherwise been terminated, the trustee, acting at the direction of the Directing Certificateholder, will be entitled to direct the Non-Serviced Trustee to terminate the Non-Serviced Special Servicer solely with respect to the Non-Serviced Whole Loan, and a successor will be appointed in accordance with the Non-Serviced PSA.

In addition, notwithstanding anything to the contrary contained in the section described above, if the master servicer receives notice of termination solely due to a Servicer Termination Event described in clauses [(f)] or [(g)] under "*—Termination of Servicer and Special Servicer for Cause—Servicer Termination Events*" above, and prior to being replaced as described in the second preceding paragraph, the master servicer will have 45 days after receipt of the notice of termination to find, and sell its rights and obligations to, a successor master servicer that meets the requirements of a master servicer under the PSA; *provided* that the Rating Agencies have each provided a Rating Agency Confirmation. The termination of the master servicer will be effective when such successor master servicer has succeeded the terminated master servicer, as successor master servicer and such successor master servicer has assumed the terminated master servicer's servicing obligations and responsibilities under the PSA. If a successor has not entered into the PSA as successor master servicer within 45 days after notice of the termination of the master servicer, the master servicer will be replaced by the trustee as described above.

Notwithstanding the foregoing, (1) if any Servicer Termination Event on the part of the master servicer affects a Serviced Companion Loan, the related holder of a Serviced Companion Loan or the rating on any class of certificates backed, wholly or partially, by any Serviced Companion Loan, and if the master servicer is not otherwise terminated, or (2) if a Servicer Termination Event on the part of the master servicer affects only a Serviced Companion Loan, the related holder of a Serviced Companion Loan or the rating on any class of certificates backed, wholly or partially, by any Serviced Companion Loan, then the master servicer may not be terminated by or at the direction of the related holder of such Serviced Companion Loan or the holders of any certificates backed, wholly or partially, by such Serviced Companion Loan, but upon the written direction of the related holder of such Serviced Companion Loan, the master servicer will be required to appoint a sub-servicer that will be responsible for servicing the related Serviced Whole Loan.

Further, if replaced as a result of a Servicer Termination Event, the master servicer or special servicer, as the case may be, will be responsible for the costs and expenses associated with the transfer of its duties.

Waiver of Servicer Termination Event

The Certificateholders representing at least [___]% of the Voting Rights allocated to certificates affected by any Servicer Termination Event may waive such Servicer Termination Event within twenty (20) days of the receipt of notice from the certificate administrator of the occurrence of such Servicer Termination Event; *provided*, *however*, that a Servicer Termination Event under clause (i) of the definition of "Servicer Termination Event" may be waived only by all of the Certificateholders of the affected classes and a Servicer Termination Event under clause (c) of the definition of "Servicer Termination Event" may be waived only with the consent of the Certificateholders. Upon any such waiver of a Servicer Termination Event, such Servicer Termination Event shall cease to exist and shall be deemed to have been remedied. Upon any such waiver of a Servicer Termination Event by Certificateholders, the trustee and the certificate administrator will be entitled to recover all costs and expenses incurred by it in connection with enforcement action taken with respect to such Servicer Termination Event prior to such waiver from the issuing entity.

Resignation of the Master Servicer and Special Servicer

The PSA permits the master servicer and the special servicer to resign from their respective obligations only upon (a) the appointment of, and the acceptance of the appointment by, a successor and the providing of a Rating Agency Communication to each of the Rating Agencies; and, as to the special servicer only, for so long as a Control Termination Event has not occurred and is not continuing, the approval of such successor by the Directing Certificateholder, which approval will not be unreasonably withheld or (b) a determination that their respective obligations are no longer permissible with respect to the master servicer or the special servicer, as the case may be, under applicable law. In the event that the master servicer or special servicer resigns as a result of the determination that their respective obligations are no longer permissible under applicable law, the trustee will then succeed to all of the responsibilities, duties and liabilities of the defaulting party as master servicer or special servicer, as the case may be, under the PSA and will be entitled to similar compensation arrangements. If the trustee is unwilling or unable to so act, it may appoint, or petition a court of competent jurisdiction to appoint, a loan servicing institution or other entity, [subject to the trustee's receipt of a Rating Agency Confirmation from each of the Rating Agencies.]

No resignation will become effective until the trustee or other successor has assumed the obligations and duties of the resigning master servicer or special servicer, as the case may be, under the PSA. Further, the resigning master servicer or special servicer, as the case may be, must pay all costs and expenses associated with the transfer of its duties. Other than as described under "—*Termination of Servicer and Special Servicer for Cause—Servicer Termination Events*" above, in no event will the master servicer or the special servicer have the right to appoint any successor master servicer or special servicer if such master servicer or special servicer, as applicable, is terminated or removed pursuant to the PSA. In addition, the PSA will prohibit the appointment of the asset representations reviewer, the operating advisor or one of their respective affiliates as successor to the master servicer or the special servicer.

Limitation on Liability; Indemnification

The PSA will provide that none of the master servicer (including in its capacity as the paying agent for any Companion Loan), the special servicer, the depositor, the operating advisor, the asset representations reviewer or any partner, shareholder, member, manager, director, officer, employee or agent of any of them will be under any liability to the issuing entity, Certificateholders or holders of the related Companion Loan, as applicable, for any action taken, or not taken, in good faith pursuant to the PSA or for errors in judgment; *provided, however*, that none of the master servicer (including in its capacity as the paying agent for any Companion Loan), the special servicer, the depositor, the operating advisor, the asset representations reviewer or similar person will be protected against any breach of a representation or warranty made by such party, as applicable, in the PSA or any liability that would otherwise be imposed by reason of willful misconduct, bad faith or negligence in the performance of obligations or duties under the PSA or by reason of negligent disregard of such obligations and duties. The PSA will also provide that the master servicer (including in its capacity as the paying agent for any Companion Loan), the special servicer, the depositor, the operating advisor, the asset representations reviewer and their respective affiliates and any partner, shareholder, member, manager, director, officer, employee or agent of any of them will be entitled to indemnification by the issuing entity against any claims, losses, penalties, fines, forfeitures, reasonable legal fees and related costs, judgments, and other costs, liabilities, fees and expenses incurred in connection with any legal action or claim that relates to the PSA, the Mortgage Loans, any related Companion Loan or the certificates; *provided, however*, that the indemnification will not extend to any loss, liability or expense incurred in connection with any breach of a representation or warranty made by such party, as applicable, in the PSA or incurred by reason of willful misconduct, bad faith or negligence in the performance of obligations or duties under the PSA, by reason of negligent disregard of such party's obligations or duties, or in the case of the depositor and any of its partners, shareholders, directors, officers, members, managers, employees and agents, any violation by any of them of any state or federal securities law. In addition, absent actual fraud (as determined by a final non-appealable court order), neither the trustee nor the certificate administrator will be liable for special, punitive, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if the trustee or the certificate administrator has been advised of the likelihood of such loss or damage and regardless of the form of action. The PSA will also provide that any related master servicer, depositor, special servicer, operating advisor (or the equivalent), asset representations reviewer or trustee under the Non-Serviced PSA with respect to the Non-Serviced Companion Loan and any partner, director, officer, shareholder, member, manager, employee or agent of any of them will be entitled to indemnification by the issuing entity and held harmless against the issuing entity's *pro rata* share of any and all claims, losses, penalties, fines, forfeitures, legal fees and related costs, judgments and any other costs, liabilities, fees and expenses incurred in connection with servicing and administration of such Non-Serviced Mortgage Loan and the non-serviced Mortgaged Property under the Non-Serviced PSA or the PSA (as and to the same extent the securitization trust formed under the Non-Serviced PSA is required to indemnify such parties in respect of other Mortgage Loans in the securitization trust formed under the Non-Serviced PSA pursuant to the terms of the Non-Serviced PSA).

In addition, the PSA will provide that none of the master servicer (including in its capacity as the paying agent for any Companion Loans), the special servicer, the depositor or operating advisor will be under any obligation to appear in, prosecute or defend any legal action that is not incidental to its respective responsibilities under the PSA or that in its opinion may involve it in any expense or liability not reimbursed by the issuing entity. However, each of the master servicer, the special servicer, the depositor and the operating advisor will be permitted, in the exercise of its discretion, to undertake any action that it may deem necessary or desirable with respect to the enforcement and/or protection of the rights and duties of the parties to the PSA and the interests of the Certificateholders (and, in the case of a Serviced Whole Loan, the rights of the Certificateholders and the holders of the related Serviced Companion Loan (as a collective whole), taking into account the subordinate or *pari passu* nature of such Serviced Companion Loan) under the PSA; *provided, however*, that if a Serviced Whole Loan and/or the holder of the related Companion Loan are involved, such expenses, costs and liabilities will be payable out of funds related to such Serviced Whole Loan in accordance with the related Intercreditor Agreement and will also be payable out of the other funds in the Collection Account if amounts on deposit with respect to such Serviced Whole Loan are insufficient therefor. If any such expenses, costs or liabilities relate to a

Mortgage Loan or Companion Loan, then any subsequent recovery on that Mortgage Loan or Companion Loan, as applicable, will be used to reimburse the issuing entity for any amounts advanced for the payment of such expenses, costs or liabilities. In that event, the legal expenses and costs of the action, and any liability resulting from the action, will be expenses, costs and liabilities of the issuing entity, and the master servicer (including in its capacity as the paying agent for any Companion Loans) the special servicer, the depositor, the asset representations reviewer or the operating advisor, as the case may be, will be entitled to be reimbursed out of the Collection Account for the expenses.

Pursuant to the PSA, the master servicer and the special servicer will each be required to maintain a fidelity bond and errors and omissions policy or their equivalent that provides coverage against losses that may be sustained as a result of an officer's or employee's misappropriation of funds or errors and omissions, subject to certain limitations as to amount of coverage, deductible amounts, conditions, exclusions and exceptions permitted by the PSA. Notwithstanding the foregoing, the master servicer and the special servicer will be allowed to self-insure with respect to an errors and omission policy and a fidelity bond so long as certain conditions set forth in the PSA are met.

Any person into which the master servicer, the special servicer, the depositor, operating advisor, asset representations reviewer may be merged or consolidated, or any person resulting from any merger or consolidation to which the master servicer, the special servicer, the depositor, operating advisor or asset representations reviewer is a party, or any person succeeding to the business of the master servicer, the special servicer, the depositor, operating advisor or asset representations reviewer, will be the successor of the master servicer, the special servicer, the depositor, operating advisor or asset representations reviewer, as the case may be, under the PSA. The master servicer, the special servicer, the operating advisor and the asset representations reviewer may have other normal business relationships with the depositor or the depositor's affiliates.

The trustee and the certificate administrator make no representations as to the validity or sufficiency of the PSA (other than as to it being a valid obligation of the trustee and the certificate administrator), the certificates, the Mortgage Loans, this prospectus (other than as to the accuracy of the information provided by the trustee and the certificate administrator as set forth above) or any related documents and will not be accountable for the use or application by or on behalf of the master servicer or the special servicer of any funds paid to the master servicer or any special servicer in respect of the certificates or the Mortgage Loans, or any funds deposited into or withdrawn from the Collection Account or any other account by or on behalf of the master servicer or any special servicer. The PSA provides that no provision of such agreement will be construed to relieve the trustee and the certificate administrator from liability for their own negligent action, their own negligent failure to act or their own willful misconduct or bad faith.

The PSA provides that neither the trustee nor the certificate administrator, as applicable, will be liable for an error of judgment made in good faith by a responsible officer of the trustee or the certificate administrator, unless it is proven that the trustee or the certificate administrator, as applicable, was negligent in ascertaining the pertinent facts. In addition, neither the trustee nor the certificate administrator, as applicable, will be liable with respect to any action taken, suffered or omitted to be taken by it in good faith in accordance with the direction of holders of certificates entitled to greater than 25% of the percentage interest of each affected class, or of the aggregate Voting Rights of the certificates, relating to the time, method and place of conducting any proceeding for any remedy available to the trustee and the certificate administrator, or exercising any trust or power conferred upon the trustee and the certificate administrator, under the PSA (unless a higher percentage of Voting Rights is required for such action).

The trustee and the certificate administrator and any director, officer, employee, representative or agent of the trustee and the certificate administrator, will be entitled to indemnification by the issuing entity, to the extent of amounts held in the Collection Account, the Loan Specific [__] REMIC Distribution Account or the Lower-Tier REMIC Distribution Account from time to time, for any loss, liability, damages, claims or unanticipated expenses (including reasonable attorneys' fees and expenses) arising out of or incurred by the trustee or the certificate administrator in connection with their participation in the transaction and any act or omission of the trustee or the certificate administrator relating to the exercise and performance of any of the powers and duties of the trustee and the certificate administrator (including

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in any capacities in which they serve, *e.g.*, paying agent, REMIC administrator, authenticating agent, certificate custodian, certificate registrar and 17g-5 Information Provider) under the PSA. However, the indemnification will not extend to any loss, liability or expense that constitutes a specific liability imposed on the trustee or the certificate administrator pursuant to the PSA, or to any loss, liability or expense incurred by reason of willful misconduct, bad faith or negligence on the part of the trustee or the certificate administrator in the performance of their obligations and duties under the PSA, or by reason of their negligent disregard of those obligations or duties, or as may arise from a breach of any representation or warranty of the trustee or the certificate administrator made in the PSA.

Enforcement of Mortgage Loan Seller's Obligations Under the MLPA

In the event any party to the PSA receives a request or demand from a Requesting Investor to the effect that a Mortgage Loan should be repurchased or replaced due to a Material Defect, or if such party to the PSA determines that a Mortgage Loan should be repurchased or replaced due to a Material Defect, that party to the PSA will be required to promptly forward such request or demand to the master servicer and the special servicer, and the master servicer or the special servicer, as applicable, will be required to promptly forward it to the applicable mortgage loan seller. The master servicer (in the case of Mortgage Loans that are not Specially Serviced Loans) or the special servicer (in the case of Specially Serviced Loans) will be required to enforce the obligations of the mortgage loan sellers under the MLPAs pursuant to the terms of the Pooling and Servicing Agreement and the MLPAs. These obligations include obligations resulting from a Material Defect. Subject to the provisions of the applicable MLPA relating to the dispute resolutions as described under "*Description of the Mortgage Loan Purchase Agreement—Dispute Resolution Provisions*", such enforcement, including, without limitation, the legal prosecution of claims, if any, will be required to be carried out in such form, to such extent and at such time as the master servicer or the special servicer, as applicable, would require were it, in its individual capacity, the owner of the affected Mortgage Loan or Trust Subordinate Companion Loan.

Within [__] days after receipt of an Asset Review Report with respect to any Mortgage Loan, the special servicer will be required to determine, based on the Servicing Standard, whether there exists a Material Defect with respect to such Mortgage Loan. If the special servicer determines that a Material Defect exists, the special servicer will be required to enforce the obligations of the applicable mortgage loan seller under the MLPA with respect to such Material Defect as discussed in the preceding paragraph. See "*—The Asset Representations Reviewer—Asset Review*" above.

Any costs incurred by the master servicer or the special servicer with respect to the enforcement of the obligations of a mortgage loan seller under the applicable MLPA will be deemed to be Servicing Advances, to the extent not recovered from the mortgage loan seller or the Requesting Investor. See "*Description of the Mortgage Loan Purchase Agreements—Dispute Resolution Provision*".

Dispute Resolution Provisions

Certificateholder's Rights When a Repurchase Request is Initially Delivered by a Certificateholder

In the event an Initial Requesting Certificateholder delivers a written request to the special servicer that a Mortgage Loan be repurchased by the applicable mortgage loan seller alleging the existence of a Material Defect with respect to such Mortgage Loan and setting forth the basis for such allegation (a "Repurchase Request"), the special servicer will be required to promptly forward that Repurchase Request to the related mortgage loan seller and each other party to the PSA.   An "Initial Requesting Certificateholder" is the first Certificateholder or Certificate Owner to deliver a Repurchase Request as described above with respect to a Mortgage Loan, and there may not be more than one Initial Requesting Certificateholder with respect to any Mortgage Loan. Subject to the provisions described below under this heading "*—Dispute Resolution Provisions*", the special servicer will be the Enforcing Party with respect to the Repurchase Request. An "Enforcing Party" is the person obligated to enforce the rights of the issuing entity against the related mortgage loan seller with respect to the Repurchase Request.

In the event the Repurchase Request is not Resolved within 180 days after the mortgage loan seller receives the Repurchase Request (a "Resolution Failure"), then the provisions described below under "—Resolution of a Repurchase Request" will apply. Receipt of the Repurchase Request will be deemed to occur two business days after the special servicer sends the Repurchase Request to the related mortgage loan seller. "Resolved" means, with respect to a Repurchase Request, (i) that the related Material Defect has been cured, (ii) the related Mortgage Loan has been repurchased in accordance with the related MLPA, (iii) a mortgage loan has been substituted for the related Mortgage Loan in accordance with the related MLPA, (iv) the applicable mortgage loan seller has paid the Loss of Value Payment, (v) a contractually binding agreement is entered into between the special servicer, on behalf of the issuing entity, and the related mortgage loan seller that settles the related mortgage loan seller's obligations under the related MLPA, or (vi) the related Mortgage Loan is no longer property of the issuing entity as a result of a sale or other disposition in accordance with the PSA.

Certificateholder's Rights When a Repurchase Request is Delivered by Another Party to the PSA

In the event that a party to the PSA identifies a Material Defect with respect to a Mortgage Loan, that party will be required to deliver prompt written notice of such Material Defect to each other party to the PSA identifying the applicable Mortgage Loan and setting forth the basis for such allegation, and the special servicer will be required to promptly send the Repurchase Request to the related mortgage loan seller. The special servicer will be required to act as the Enforcing Party and enforce the rights of the issuing entity against the related mortgage loan seller with respect to the Repurchase Request. However, if a Resolution Failure occurs with respect to the Repurchase Request, the provisions described below under "—Resolution of a Repurchase Request" will apply.

Resolution of a Repurchase Request

After a Resolution Failure occurs with respect to a Repurchase Request regarding a Mortgage Loan (whether the Repurchase Request was initiated by an Initial Requesting Certificateholder or by a party to the PSA), the special servicer will be required to send a notice (a "Proposed Course of Action Notice") to the Initial Requesting Certificateholder, if any, to the address specified in the Initial Requesting Certificateholder's Repurchase Request, and to all other Certificateholders and Certificate Owners (by posting such notice on the certificate administrator's website) indicating the special servicer's intended course of action with respect to the Repurchase Request. If (a) the special servicer's intended course of action with respect to the Repurchase Request does not involve pursuing further action to exercise rights against the applicable mortgage loan seller with respect to the Repurchase Request and the Initial Requesting Certificateholder, if any, or any other Certificateholder or Certificate Owner wishes to exercise its right to refer the matter to mediation (including nonbinding arbitration) or arbitration, as discussed below under "—Mediation and Arbitration Provisions", or (b) the special servicer's intended course of action is to pursue further action to exercise rights against the applicable mortgage loan seller with respect to the Repurchase Request but the Initial Requesting Certificateholder, if any, or any other Certificateholder or Certificate Owner does not agree with the dispute resolution method selected by the special servicer, then the Initial Requesting Certificateholder, if any, or such other Certificateholder or Certificate Owner may deliver to the special servicer a written notice (a "Preliminary Dispute Resolution Election Notice") within 30 days from the date of the Proposed Course of Action Notice is posted on the certificate administrator's website (the "Dispute Resolution Cut-off Date") indicating its intent to exercise its right to refer the matter to either mediation or arbitration.

If neither the Initial Repurchasing Certificateholder, if any, nor any other Certificateholder or Certificate Owner delivers a Preliminary Dispute Resolution Election Notice prior to the Dispute Resolution Cut-off Date, no Certificateholder or Certificate Owner will have the right to refer the Repurchase Request to mediation or arbitration, and the special servicer, as the Enforcing Party, will be the sole party entitled to enforce the issuing entity's rights against the related mortgage loan seller, subject to any consent or consultation rights of the Directing Certificateholder.

[Promptly and in any event within [__] business days following receipt of a Preliminary Dispute Resolution Election Notice from (i) the Initial Requesting Certificateholder, if any, or (ii) any other Certificateholder or Certificate Owner (each of clauses (i) or (ii), a "Requesting Certificateholder"), the special servicer will be required to consult with each Requesting Certificateholder regarding such Requesting Certificateholder's intention to elect either mediation (including nonbinding arbitration) or arbitration as the dispute resolution method with respect to the Repurchase Request (the "Dispute Resolution Consultation") so that such Requesting Certificateholder may consider the views of the special servicer as to the claims underlying the Repurchase Request and possible dispute resolution methods, such discussions to occur and be completed no later than [at least 10] business days following receipt of a Preliminary Dispute Resolution Election Notice. The special servicer will be entitled to establish procedures the special servicer deems in good faith to be appropriate relating to the timing and extent of such consultations.] No later than [at least 5] business days after completion of the Dispute Resolution Consultation, a Requesting Certificateholder may provide a final notice to the special servicer indicating its decision to exercise its right to refer the matter to either mediation or arbitration ("Final Dispute Resolution Election Notice").

If, following the Dispute Resolution Consultation, no Requesting Certificateholder timely delivers a Final Dispute Resolution Election Notice to the special servicer, then the special servicer will continue to act as the Enforcing Party and remain obligated under the PSA to enforce the rights of the issuing entity with respect to the Repurchase Request and no Certificateholder or Certificate Owner will have any further right to elect to refer the matter to mediation or arbitration.

If a Requesting Certificateholder timely delivers a Final Dispute Resolution Election Notice to the special servicer, then such Requesting Certificateholder will become the Enforcing Party and must promptly submit the matter to mediation (including nonbinding arbitration) or arbitration. If there is more than one Requesting Certificateholder that timely delivers a Final Dispute Resolution Election Notice, then such Requesting Certificateholders will collectively become the Enforcing Party, and the holder or holders of a majority of the Voting Rights among such Requesting Certificateholders will be entitled to make all decisions relating to such mediation or arbitration. If, however, no Requesting Certificateholder commences arbitration or mediation pursuant to the terms of the PSA within [at least 30] days after delivery of its Final Dispute Resolution Election Notice to the special servicer, then (i) the rights of a Requesting Certificateholder to act as the Enforcing Party will terminate and no Certificateholder or Certificate Owner will have any further right to elect to refer the matter to mediation or arbitration, (ii) if the Proposed Course of Action Notice indicated that the special servicer will take no further action with respect to the Repurchase Request, then the related Material Defect will be deemed waived for all purposes under the PSA and related MLPA, and (iii) if the Proposed Course of Action Notice had indicated a course of action other than the course of action under clause (ii), then the special servicer will again become the Enforcing Party and, as such, will be the sole party entitled to enforce the issuing entity's rights against the related mortgage loan seller.

Notwithstanding the foregoing, the dispute resolution provisions described under this heading "—Resolution of a Repurchase Request" will not apply, and the special servicer will remain the Enforcing Party, if the special servicer has commenced litigation with respect to the Repurchase Request or determines in accordance with the Servicing Standard that it is in the best interest of Certificateholders to commence litigation with respect to the Repurchase Request to avoid the running of any applicable statute of limitations.

In the event a Requesting Certificateholder becomes the Enforcing Party, the special servicer, on behalf of the issuing entity, will remain a party to any proceedings against the related mortgage loan seller.

Mediation and Arbitration Provisions

If the Enforcing Party elects mediation (including nonbinding arbitration) or arbitration, the mediation or arbitration will be administered by a nationally recognized arbitration or mediation organization selected by the mortgage loan seller. A single mediator or arbitrator will be selected by the mediation or arbitration

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organization from a list of neutrals maintained by it according to its mediation or arbitration rules then in effect. The mediator or arbitrator must be impartial, [an attorney admitted to practice in the State of New York] and have at least [__] years of experience in commercial litigation and, if possible, commercial real estate finance or commercial mortgage-backed securitization matters.

The expenses of any mediation will be allocated among the parties to the mediation as mutually agreed by the parties as part of the mediation.

In any arbitration, the arbitrator will be required to resolve the dispute in accordance with the MLPA and PSA, and may not modify or change those agreements in any way or award remedies not consistent with those agreements. The arbitrator will not have the power to award punitive or consequential damages. In its final determination, the arbitrator will determine and award the costs of the arbitration to the parties to the arbitration in its reasonable discretion. In the event a Requesting Certificateholder is the Enforcing Party, the Requesting Certificateholder will be required to pay any expenses allocated to the Enforcing Party in the arbitration proceedings or any expenses that the Enforcing Party agrees to bear in the mediation proceedings.

The final determination of the arbitrator will be final and non-appealable, except for actions to confirm or vacate the determination permitted under federal or state law, and may be entered and enforced in any court with jurisdiction over the parties and the matter. By selecting arbitration, the Enforcing Party would be waiving its right to sue in court, including the right to a trial by jury.

[In the event a Requesting Certificateholder is the Enforcing Party, the agreement with the arbitrator or mediator, as the case may be, will be required under the PSA to contain an acknowledgment that the issuing entity, or the special servicer on its behalf, will be a party to any arbitration or mediation proceedings solely for the purpose of being the beneficiary of any award in favor of the Enforcing Party.] All amounts recovered by the Enforcing Party will be required to be paid to the issuing entity, or the special servicer on its behalf, and deposited in the Collection Account. The agreement with the arbitrator or mediator, as the case may be, will provide that in event a Requesting Certificateholder is allocated any related costs and expenses pursuant to the terms of the arbitrator's decision or the agreement reached in mediation, neither the issuing entity nor the special servicer acting on its behalf will be responsible for any such costs and expenses allocated to the Requesting Certificateholder.

The issuing entity, the depositor or any sponsor will be permitted to redact any personally identifiable customer information included in any information provided for purposes of any mediation or arbitration. Each party to the proceedings will be required to agree to keep confidential the details related to the Repurchase Request and the dispute resolution identified in connection with such proceedings; *provided however*, the Certificateholders will be permitted to communicate prior to the commencement of any such proceedings to the extent described under "*Description of the Certificates—Certificateholder Communication*".

For avoidance of doubt, in no event will the exercise of any right of a Requesting Certificateholder to refer a Repurchase Request to mediation or arbitration affect in any manner the ability of the special servicer to perform its obligations with respect to a Specially Serviced Loan or the exercise of any rights of a Directing Certificateholder.

Servicing of the Non-Serviced Mortgage Loan

[THE DISCLOSURE IN THIS SUBSECTION WILL BE MODIFIED FOR EACH NON-SERVICED MORTGAGE LOAN INCLUDED IN THE ISSUING ENTITY BASED ON THE TERMS OF THE RELATED NON-SERVICED PSA.]

The Non-Serviced Mortgage Loan and any related REO Properties are being serviced and administered under the Non-Serviced PSA. Accordingly, the Non-Serviced Master Servicer (or, if it fails to do so, the Non-Serviced Trustee) will (and, in certain urgent or emergency situations, the Non-Serviced Special Servicer may) generally make servicing advances, unless it is determined in accordance with the Non-Serviced PSA that such servicing advance would not be recoverable from related collections.

However, no such party will make a P&I advance with respect to the Non-Serviced Mortgage Loan. The Non-Serviced Master Servicer will generally also remit collections on the Non-Serviced Mortgage Loan to or on behalf of the issuing entity for this securitization. However, the master servicer for this securitization will generally be obligated to compile reports that include information on the Non-Serviced Mortgage Loan, and, to the extent required by the Servicing Standard, to enforce the rights of the issuing entity as the holder of the Non-Serviced Mortgage Loan under the terms of the related Intercreditor Agreement and make P&I Advances with respect to the Non-Serviced Mortgage Loan, subject to any non-recoverability determination. The Non-Serviced PSA and the PSA both address similar servicing matters, including, but not limited to: collection of payments; establishment of accounts to hold such payments; investment of funds in those accounts; maintenance of insurance coverage on the mortgaged properties; enforcement of due-on-sale and du-on-encumbrance provisions; property inspections; collection of operating statements; loan assumptions; realization upon and sale of defaulted Mortgage Loans; acquisition, operation, maintenance and disposition of REO Properties; servicing compensation; modifications, waivers, amendments and consents with respect to the serviced Mortgage Loans; servicing reports; servicer liability and indemnification; servicer resignation; servicer termination events; and the ability of certain parties to terminate a particular servicer in connection with a servicer termination event or otherwise. In addition, the securitization transaction governing the servicing of the Non-Serviced Whole Loan is a rated commercial mortgage-backed securitization transaction with the same rating agencies as this securitization transaction. Nonetheless, the servicing arrangements under the Non-Serviced PSA differ in certain respects from the servicing arrangements under the PSA. For example, the provisions of the Non-Serviced PSA and the PSA differ with respect to, among other things, time periods and timing matters, terminology, allocation of duties between multiple servicers and other service providers, the specifics of particular servicer termination events, notices to and communications with applicable rating agencies and rating confirmation requirements. Below are certain matters regarding the servicing of the Non-Serviced Mortgage Loan for your consideration:

- The master servicer, the special servicer, the certificate administrator and the trustee under the PSA will have no obligation or authority to (a) supervise the Non-Serviced Master Servicer, the Non-Serviced Special Servicer, or any of the trustee, certificate administrator or operating advisor under the Non-Serviced PSA or (b) make Servicing Advances with respect to the Non-Serviced Mortgage Loan. The obligation of the master servicer for this securitization to provide information and collections and make P&I Advances to the certificate administrator for the benefit of the Certificateholders with respect to the Non-Serviced Mortgage Loan is dependent on its receipt of the corresponding information and/or collections from the Non-Serviced Master Servicer or the Non-Serviced Special Servicer.

- Any advances made by the Non-Serviced Master Servicer and the Non-Serviced Trustee in respect of a monthly payment on the Non-Serviced Companion Loan may only be reimbursed out of future payments and collections on the Non-Serviced Companion Loan or, as and to the extent permitted under the Non-Serviced PSA, on other loans included in the Non-Serviced Securitization Trust but not out of payments or other collections on the Mortgage Loans.

- Pursuant to the Non-Serviced PSA, the liquidation fee, the special servicing fee and the workout fee with respect to the Non-Serviced Mortgage Loan will be generally similar to the corresponding fee payable under the PSA.

- The master servicer for this securitization will be required to make P&I Advances with respect to the Non-Serviced Mortgage Loan, unless it has determined that such Advance would not be recoverable from collections on the Non-Serviced Mortgage Loan.

- The Non-Serviced Master Servicer is obligated to make servicing advances with respect to the Non-Serviced Whole Loan. If the Non-Serviced Master Servicer determines that a servicing advance it made with respect to the Non-Serviced Whole Loan or the related Mortgaged Property is nonrecoverable, it will be entitled to be reimbursed first from collections on, and proceeds of, the Non-Serviced Mortgage Loan and the Non-Serviced Companion Loan, on a pro rata basis (based on each such loan's outstanding principal balance), and then from general collections on the mortgage loans in the Non-Serviced Securitization Trust.

- With respect to the Non-Serviced Mortgage Loan, prior to the occurrence and continuance of any control event under the Non-Serviced PSA, the Non-Serviced Directing Certificateholder will have the right to terminate the Non-Serviced Special Servicer, with or without cause, and appoint itself or an affiliate or another person as the successor Non-Serviced Special Servicer.

- In addition, with respect to the Non-Serviced Mortgage Loan, after the occurrence and during the continuance of any control termination event under the Non-Serviced PSA, at the written direction of holders of principal balance certificates under the Non-Serviced PSA evidencing not less than 25% of the voting rights of such certificates (taking into account the application of any appraisal reduction amounts to notionally reduce the certificate balances of those certificates), a request can be made to vote to terminate the Non-Serviced Special Servicer and appoint a successor Non-Serviced Special Servicer.

- In addition, with respect to the Non-Serviced Mortgage Loan, following the occurrence of a consultation termination event under the Non-Serviced PSA, if the operating advisor under the Non-Serviced PSA determines that the Non-Serviced Special Servicer is not performing its duties under the Non-Serviced PSA or is otherwise not acting in accordance with the related servicing standard, the operating advisor under the Non-Serviced PSA will have the right to recommend the replacement of the Non-Serviced Special Servicer.

- If the Non-Serviced Mortgage Loan becomes a defaulted mortgage loan, then (subject to, in each case if and when applicable, the consent/consultation rights of the Non-Serviced Directing Certificateholder, the consultation rights of the issuing entity) the Non-Serviced Special Servicer will be required to take one of the following actions in response: (i) foreclose upon or otherwise comparably convert ownership of the related Mortgaged Properties; (ii) negotiate a workout with the related borrower; or (iii) sell the Non-Serviced Whole Loan in its entirety. The issuing entity, as the holder of the Non-Serviced Mortgage Loan, will have the right to consent to a sale of a defaulted Mortgage loan in the event that the Non-Serviced Special Servicer fails to provide certain notices and information regarding such sale in accordance with the terms of the related Intercreditor Agreement. See "—*Sale of Defaulted Loans and REO Properties*" above and "*Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Whole Loan—Sale of Defaulted Loan*".

- With respect to the Non-Serviced Mortgage Loan, the servicing provisions relating to performing inspections and collecting operating information are substantially similar to those of the PSA.

- The Non-Serviced Master Servicer and Non-Serviced Special Servicer (a) have substantially similar rights related to resignation and (b) are subject to servicer termination events substantially similar to those in the PSA.

Rating Agency Confirmations

The PSA will provide that, notwithstanding the terms of the related Mortgage Loan documents or other provisions of the PSA, if any action under such Mortgage Loan documents or the PSA requires a Rating Agency Confirmation from each of the Rating Agencies as a condition precedent to such action, if the party (the "Requesting Party") required to obtain such Rating Agency Confirmations has made a request to any Rating Agency for such Rating Agency Confirmation and, within 10 business days of such request being posted to the 17g-5 Information Provider's website, such Rating Agency has not replied to such request or has responded in a manner that indicates that such Rating Agency is neither reviewing such request nor waiving the requirement for Rating Agency Confirmation, then such Requesting Party will be required to confirm (through direct communication and not by posting any confirmation on the 17g-5 Information Provider's website) that the applicable Rating Agency has received the Rating Agency Confirmation request, and, if it has, promptly request the related Rating Agency Confirmation again. The

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circumstances described in the preceding sentence are referred to in this prospectus as a "RAC No-Response Scenario".

If there is no response to either such Rating Agency Confirmation request within 5 business days of such second request in a RAC No-Response Scenario or if such Rating Agency has responded in a manner that indicates such Rating Agency is neither reviewing such request nor waiving the requirement for Rating Agency Confirmation, then (x) with respect to any condition in any Mortgage Loan document requiring such Rating Agency Confirmation, or with respect to any other matter under the PSA relating to the servicing of the Mortgage Loans (other than as set forth in clause (y) below), the requirement to obtain a Rating Agency Confirmation will be deemed not to apply (as if such requirement did not exist) with respect to such Rating Agency, and the master servicer or the special servicer, as the case may be, may then take such action if the master servicer or the special servicer, as applicable, confirms its original determination (made prior to making such request) that taking the action with respect to which it requested the Rating Agency Confirmation would still be consistent with the Servicing Standard, and (y) with respect to a replacement of the master servicer or special servicer, such condition will be deemed not to apply (as if such requirement did not exist) if (i) [NAME OF RATING AGENCY] has not cited servicing concerns of the applicable replacement as the sole or material factor in such rating action or any qualification, downgrade or withdrawal of the ratings (or placement on "watch status" in contemplation of a ratings downgrade or withdrawal) of securities in a transaction serviced by the applicable master servicer or special servicer prior to the time of determination, if [NAME OF RATING AGENCY] is the non-responding Rating Agency, (ii) the applicable replacement master servicer or special servicer is rated at least "[INSERT MINIMUM RATING]" (in the case of the master servicer) or "[INSERT MINIMUM RATING]" (in the case of the special servicer), if [NAME OF RATING AGENCY] is the non-responding Rating Agency or (iii) [NAME OF RATING AGENCY] has not cited servicing concerns of the applicable replacement master servicer or special servicer as the sole or material factor in any qualification, downgrade or withdrawal of the ratings (or placement on "watch status" in contemplation of a ratings downgrade or withdrawal) of securities in any other commercial mortgage-backed securitization transaction serviced by the applicable master servicer or special servicer prior to the time of determination, if [NAME OF RATING AGENCY] is the non-responding Rating Agency. Promptly following the master servicer's or special servicer's determination to take any action discussed above following any requirement to obtain Rating Agency Confirmation being deemed not to apply (as if such requirement did not exist) as described in clause (x) above, the master servicer or special servicer will be required to provide electronic written notice to the 17g-5 Information Provider, who will promptly post such notice to the 17g-5 Information Provider's website pursuant to the PSA, of the action taken.

For all other matters or actions not specifically discussed above as to which a Rating Agency Confirmation is required, the applicable Requesting Party will be required to obtain a Rating Agency Confirmation from each of the Rating Agencies. In the event an action otherwise requires a Rating Agency Confirmation from each of the Rating Agencies, in absence of such Rating Agency Confirmation, we cannot assure you that any Rating Agency will not downgrade, qualify or withdraw its ratings as a result of any such action taken by the master servicer or the special servicer in accordance with the procedures discussed above.

As used above, "Rating Agency Confirmation" means, with respect to any matter, confirmation in writing (which may be in electronic form) by each applicable Rating Agency that a proposed action, failure to act or other event specified in this prospectus will not in and of itself result in the downgrade, withdrawal or qualification of the then-current rating assigned to any class of certificates (if then rated by the Rating Agency); *provided* that a written waiver or acknowledgment from the Rating Agency indicating its decision not to review the matter for which the Rating Agency Confirmation is sought will be deemed to satisfy the requirement for the Rating Agency Confirmation from the Rating Agency with respect to such matter. The "Rating Agencies" mean [_____].

Any Rating Agency Confirmation requests made by the master servicer, special servicer, certificate administrator, or trustee, as applicable, pursuant to the PSA, will be required to be made in writing, which writing must contain a cover page indicating the nature of the Rating Agency Confirmation request, and must contain all back-up material necessary for the Rating Agency to process such request. Such written

Rating Agency Confirmation requests must be provided in electronic format to the 17g-5 Information Provider (who will be required to post such request on the 17g-5 Information Provider's website in accordance with the PSA).

The master servicer, the special servicer, the certificate administrator and the trustee will be permitted (but not obligated) to orally communicate with the Rating Agencies regarding any of the Mortgage Loan documents or any matter related to the Mortgage Loans, the related Mortgaged Properties, the related borrowers or any other matters relating to the PSA or any related Intercreditor Agreement; *provided* that such party summarizes the information provided to the Rating Agencies in such communication in writing and provides the 17g-5 Information Provider with such written summary the same day such communication takes place; *provided*, *further*, that the summary of such oral communications will not identify with which Rating Agency the communication was. The 17g-5 Information Provider will be required to post such written summary on the 17g-5 Information Provider's website in accordance with the provisions of the PSA. All other information required to be delivered to the Rating Agencies pursuant to the PSA or requested by the Rating Agencies, will first be provided in electronic format to the 17g-5 Information Provider, who will be required to post such information to the 17g-5 Information Provider's website in accordance with the PSA, and thereafter be delivered by the applicable party to the Rating Agencies in accordance with the delivery instructions set forth in the PSA. The operating advisor will have no obligation or authority to communicate directly with the Rating Agencies, but may deliver required information to the Rating Agencies to the extent set forth in this prospectus.

The PSA will provide that the PSA may be amended to change the procedures regarding compliance with Rule 17g-5 without any Certificateholder consent; *provided* that notice of any such amendment must be provided to the 17g-5 Information Provider (who will post such notice to the 17g-5 Information Provider's website) and to the certificate administrator (which will post such report to the certificate administrator's website).

To the extent required under the PSA, in the event a rating agency confirmation is required by the applicable rating agencies that any action under any Mortgage Loan documents or the PSA will not result in the downgrade, withdrawal or qualification of any such rating agency's then-current ratings of any securities related to a Companion Loan, then such rating agency confirmation may be considered satisfied in the same manner as described above with respect to any Rating Agency Confirmation from a Rating Agency.

Certain actions under the PSA that do not require a Rating Agency Confirmation may nevertheless require the delivery of a Rating Agency Communication.

"Rating Agency Communication" means, with respect to any action, any written communication intended for a Rating Agency relating to such action, which shall be delivered at least ten (10) Business Days prior to completing such action, in electronic document format suitable for website posting to the 17g-5 Information Provider (which will be required to post such request on the 17g-5 Information Provider's Website in accordance with the Pooling and Servicing Agreement).

"17g-5 Information Provider's Website" means the internet website of the 17g-5 Information Provider, initially located at www.ctslink.com under the "NRSRO" tab of the respective transaction, access to which is limited to the Rating Agencies and other NRSROs who have provided the certificate administrator a certificate either stating that it is either a Rating Agency or providing the required certifications pursuant to Rule 17g-5(e) under the Exchange Act.

Any information required to be delivered to the Rating Agencies pursuant to the Pooling and Servicing Agreement or requested by the Rating Agencies in connection with the Certificates or the mortgage loans, will first be provided to the 17g-5 Information Provider in electronic format (which will be required to post such information to the 17g-5 Information Provider's Website in accordance with the Pooling and Servicing Agreement), and thereafter be delivered by the applicable party to the Rating Agencies in accordance with the delivery instructions set forth in the Pooling and Servicing Agreement. No party will have authority to communicate directly with the Rating Agencies regarding any of the mortgage loan documents or any matter related to the mortgage loans, the related mortgaged properties, the related borrowers or any other matters in connection with the Certificates or pursuant to the Pooling and Servicing Agreement, without the consent of the depositor.

Evidence as to Compliance

Each of the master servicer, the special servicer (regardless of whether the special servicer has commenced special servicing of a Mortgage Loan), [the custodian, the trustee] and the certificate administrator will be required to furnish (and each such party will be required, with respect to each servicing function participant with which it has entered into a servicing relationship with respect to the Mortgage Loans, to cause (or, in the case of a sub-servicer that a mortgage loan seller requires the master servicer to retain, to use commercially reasonable efforts to cause) such servicing function participant to furnish) to the depositor, the certificate administrator, the trustee and the 17g-5 Information Provider, an officer's certificate of the officer responsible for the servicing activities of such party stating, among other things, that (i) a review of that party's activities during the preceding calendar year or portion of that year and of performance under the PSA or any sub-servicing agreement in the case of an additional master servicer or special servicer, as applicable, has been made under such officer's supervision and (ii) to the best of such officer's knowledge, based on the review, such party has fulfilled all of its obligations under the PSA or the sub-servicing agreement in the case of an additional master servicer or special servicer, as applicable, in all material respects throughout the preceding calendar year or portion of such year, or, if there has been a failure to fulfill any such obligation in any material respect, specifying each such failure known to such officer and the nature and status of the failure.

In addition, each of the master servicer, the special servicer (regardless of whether the special servicer has commenced special servicing of any Mortgage Loan), the trustee, the custodian, the certificate administrator and the operating advisor, each at its own expense, will be required to furnish (and each such party will be required, with respect to each servicing function participant with which it has entered into a servicing relationship with respect to the Mortgage Loans, to cause (or, in the case of a sub-servicer that a mortgage loan seller requires the master servicer to retain, to use commercially reasonable efforts to cause) such servicing function participant to furnish) to the trustee, the certificate administrator, the 17g-5 Information Provider and the depositor (and, with respect to the special servicer, also to the operating advisor) a report (an "Assessment of Compliance") assessing compliance by that party with the servicing criteria set forth in Item 1122(d) of Regulation AB (as described below) under the Securities Act of 1933, as amended (the "Securities Act") that contains the following:

- a statement of the party's responsibility for assessing compliance with the servicing criteria set forth in Item 1122 of Regulation AB applicable to it;

- a statement that the party used the criteria in Item 1122(d) of Regulation AB to assess compliance with the applicable servicing criteria;

- the party's assessment of compliance with the applicable servicing criteria during and as of the end of the fiscal year, covered by the Form 10-K required to be filed pursuant to the PSA setting forth any material instance of noncompliance identified by the party, a discussion of each such failure and the nature and status of such failure; and

- a statement that a registered public accounting firm has issued an attestation report (an "Attestation Report") on the party's assessment of compliance with the applicable servicing criteria during and as of the end of the prior fiscal year.

Each party that is required to deliver an Assessment of Compliance will also be required to simultaneously deliver an Attestation Report of a registered public accounting firm, prepared in accordance with the standards for attestation engagements issued or adopted by the public company accounting oversight board, that expresses an opinion, or states that an opinion cannot be expressed (and the reasons for this), concerning the party's assessment of compliance with the applicable servicing criteria set forth in Item 1122(d) of Regulation AB.

With respect to any Non-Serviced Whole Loan, each of the Non-Serviced Master Servicer, the Non-Serviced Special Servicer, the [Non-Serviced Trustee] and the Non-Serviced Certificate Administrator will have obligations under the related Non-Serviced PSA similar to those described above.

"Regulation AB" means subpart 229.1100 – Asset Backed Securities (Regulation AB), 17 C.F.R. §§229.1100–229.1125, as such may be amended from time to time, and subject to such clarification and interpretation as have been provided by the SEC or by the staff of the SEC, or as may be provided by the SEC or its staff from time to time.

Limitation on Rights of Certificateholders to Institute a Proceeding

No Certificateholder will have any right under the PSA to institute any proceeding with respect to the PSA or with respect to the certificates, unless the holder previously has given to the trustee and the certificate administrator written notice of default and the continuance of the default and unless the holders of certificates of any class evidencing not less than 25% of the aggregate Percentage Interests constituting the class have made written request upon the trustee to institute a proceeding in its own name (as trustee) and have offered to the trustee reasonable indemnity satisfactory to it, and the trustee for 60 days after receipt of the request and indemnity has neglected or refused to institute the proceeding. However, the trustee will be under no obligation to exercise any of the trusts or powers vested in it by the PSA or the certificates or to institute, conduct or defend any related litigation at the request, order or direction of any of the Certificateholders, unless the Certificateholders have offered to the trustee reasonable security or indemnity against the costs, expenses and liabilities that may be incurred as a result.

Termination; Retirement of Certificates

The obligations created by the PSA will terminate upon payment (or provision for payment) to all Certificateholders of all amounts held by the certificate administrator on behalf of the trustee and required to be paid on the Distribution Date following the earlier of (1) the final payment (or related Advance) or other liquidation of the last Mortgage Loan, Trust Subordinate Companion Loan and REO Property (as applicable) subject to the PSA, (2) the voluntary exchange of all the then-outstanding certificates (other than the Class [ARD], [LOAN-SPECIFIC CLASS] and Class R certificates) for the Mortgage Loans remaining in the issuing entity (*provided, however*, that (a) the [APPLICABLE CLASSES] certificates are no longer outstanding, (b) there is only one holder (or multiple holders acting unanimously) of the then-outstanding certificates (other than the Class [ARD], [LOAN-SPECIFIC CLASS] and Class R certificates) and (c) the master servicer consents to the exchange) or (3) the purchase or other liquidation of all of the assets of the issuing entity (other than the Trust Subordinate Companion Loan) as described below by the holders of the Controlling Class, the special servicer, the master servicer or the holders of the Class R certificates, in that order of priority. Written notice of termination of the PSA will be given by the certificate administrator to each Certificateholder, the Loan Specific Directing Certificateholders and the 17g-5 Information Provider (who will promptly post such notice to the 17g-5 Information Provider's website). The final distribution will be made only upon surrender and cancellation of the certificates at the office of the certificate registrar or other location specified in the notice of termination.

The holders of the Controlling Class, the special servicer, the master servicer and the holders of the Class R certificates (in that order) will have the right to purchase all of the assets of the issuing entity (other than the Trust Subordinate Companion Loan). This purchase of all the Mortgage Loans and other assets in the issuing entity (other than the Trust Subordinate Companion Loan) is required to be made at a price equal to (a) the sum of (1) the aggregate Purchase Price of all the Mortgage Loans (exclusive of REO Loans) then included in the issuing entity, (2) the appraised value of the issuing entity's portion of all REO Properties then included in the issuing entity (which fair market value for any REO Property may be less than the Purchase Price for the corresponding REO Loan), as determined by an appraiser selected by the master servicer and approved by certain classes of certificates, (3) the reasonable out of pocket expenses of the master servicer related to such purchase, unless the master servicer is the purchaser and (4) if the Mortgaged Property secures the Non-Serviced Mortgage Loan and is an REO Property under the terms of the Non-Serviced PSA, the *pro rata* portion of the fair market value of the related property, as determined by the related master servicer in accordance with clauses (2) and (3) above, less (b) solely in the case where the master servicer is exercising such purchase right, the aggregate amount of unreimbursed Advances and unpaid Servicing Fees remaining outstanding and payable solely to the master servicer (which items will be deemed to have been paid or reimbursed to the master servicer in connection with such purchase). This purchase will effect early retirement of the then-outstanding certificates, but the rights of the holders of the Controlling Class, the special servicer, the master servicer or the holders of the Class R certificates to effect the termination is subject to the requirements that the then aggregate Stated Principal Balance of the pool of Mortgage Loans be less than [1.0%] of the of the Initial Pool Balance. The voluntary exchange of certificates (other than the Class [ARD], [LOAN-SPECIFIC CLASS] and Class R certificates), for the remaining Mortgage Loans is not subject to the above described percentage limits but is limited to each such class of outstanding certificates being held by one Certificateholder (or group of Certificateholders acting unanimously) who must voluntarily participate.

In the event that the Trust Subordinate Companion Loan and the [LOAN-SPECIFIC CLASS] certificates are still outstanding at the time that any optional termination described above is effectuated, the Trust Subordinate Companion Loan will be returned to the holder of the [LOAN-SPECIFIC CLASS] certificates in exchange for the [LOAN-SPECIFIC CLASS] certificates and the master servicer will have no further obligation to service the Trust Subordinate Companion Loan under the PSA.

On the applicable Distribution Date, the aggregate amount paid by the holders of the Controlling Class, the special servicer, the master servicer or the holders of the Class R certificates, as the case may be, for the Mortgage Loans and other applicable assets in the issuing entity (other than the Trust Subordinate Companion Loan), together with all other amounts on deposit in the Collection Account and not otherwise payable to a person other than the Certificateholders, will be applied generally as described above under "*Description of the Certificates—Distributions—Priority of Distributions*".

Amendment

The PSA may be amended by the parties to the PSA, without the consent of any of the holders of certificates or holders of any Companion Loan or Trust Subordinate Companion Loan:

(a) to cure any ambiguity or to correct any error;

(b) to cause the provisions in the PSA to conform to or be consistent with or in furtherance of the statements made with respect to the Certificates, the issuing entity or the PSA in the final prospectus for the Offered Certificates or in the final private placement memorandum for the privately offered Certificates, or to correct or supplement any provision which may be inconsistent with any other provisions;

(c) to amend any provision of the PSA to the extent necessary or desirable to maintain the status of each REMIC (or any grantor trust portion of the issuing entity) for the purposes of federal income tax law (or comparable provisions of state income tax law);

(d) to make any other provisions with respect to matters or questions arising under or with respect to the PSA not inconsistent with the provisions therein;

(e) to modify, add to or eliminate the provisions in the PSA relating to transfers of Class R Certificates;

(f) to amend any provision of the PSA to the extent necessary or desirable to list the Certificates on a stock exchange, including, without limitation, the appointment of one or more sub-certificate administrators and the requirement that certain information be delivered to such sub-certificate administrators;

(g) to modify the provisions relating to the timing of Advance reimbursements in order to conform them to the commercial mortgage-backed securities industry standard for such provisions if (w) the depositor, the trustee and the master servicer determine that industry standard has changed, (x) such modification will not result in an adverse REMIC event or adverse grantor trust event, as evidenced by an opinion of counsel, (y) each Rating Agency shall have been provided with a Rating Agency Communication with respect to such modification, and (z) if no Control Termination Event or Consultation Termination Event has occurred and is continuing, the Directing Certificateholder consents to such modification;

(h) to modify the procedures in the PSA relating to Rule 17g-5 under the Exchange Act; *provided* that if such modification materially increases the obligations of the trustee, the certificate administrator, the custodian, the 17g-5 Information Provider, the Operating Advisor, the depositor, the master servicer or the special servicer, then the consent of such party will be required;

(i)   to modify, alter, amend, add or to rescind any of the provisions contained in the PSA if and to the extent necessary to comply with any rules or regulations promulgated, or any guidance provided with respect to Rule 15Ga-1 under the Exchange Act, by the SEC from time to time; or

(j)   any other amendment which does not adversely affect in any material respect the interests of any Certificateholder (unless such Certificateholder consents).

The PSA may also be amended by the parties to the PSA with the consent of the holders of certificates of each class affected by such amendment evidencing, in each case, a majority of the aggregate Percentage Interests constituting the class for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the PSA or of modifying in any manner the rights of the holders of the certificates, except that the amendment may not directly (1) reduce in any manner the amount of, or delay the timing of, payments received on the Mortgage Loans or Trust Subordinate Companion Loan that are required to be distributed on a certificate of any class without the consent of the holder of such certificate or which are required to be distributed to a holder of a Companion Loan without the consent of such holder, (2) reduce the aforesaid percentage of certificates of any class the holders of which are required to consent to the amendment or remove the requirement to obtain consent of any holder of a Companion Loan or holder of the [LOAN SPECIFIC CLASS] certificates, without the consent of the holders of all certificates of that class then-outstanding or such holder of the related Companion Loan, (3) adversely affect the Voting Rights of any class of certificates, without the consent of the holders of all certificates of that class then outstanding, (4) change in any manner any defined term used in any MLPA or the obligations or rights of any mortgage loan seller under any MLPA without the consent of the applicable mortgage loan seller, or (5) amend the Servicing Standard without, in each case, the consent of 100% of the holders of certificates or a Rating Agency Confirmation by each Rating Agency and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (*provided* that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the certificates as described in this prospectus).

Notwithstanding the foregoing, no amendment to the PSA may be made that changes in any manner the obligations of any mortgage loan seller under any MLPA or the rights of any mortgage loan seller, including as a third party beneficiary, under the PSA, without the consent of such mortgage loan seller. In addition, no amendment to the PSA may be made that changes in any material respect the rights of the [LOAN SPECIFIC CLASS] certificates without the consent of the holders of such class. In addition, no amendment to the PSA may be made that changes any provisions specifically required to be included in the PSA by the Non-Serviced Intercreditor Agreement or the Non-Serviced Intercreditor Agreement without the consent of the holder of the Non-Serviced Companion Loan(s).

Also, notwithstanding the foregoing, no party will be required to consent to any amendment to the PSA without the trustee, the certificate administrator, the master servicer, the special servicer, the asset representations reviewer and the operating advisor having first received an opinion of counsel (at the issuing entity's expense) to the effect that the amendment does not conflict with the terms of the PSA, and that the amendment or the exercise of any power granted to the master servicer, the special servicer, the depositor, the certificate administrator, the trustee, the operating advisor, the asset representations reviewer or any other specified person in accordance with the amendment will not result in the imposition of a tax on any portion of the issuing entity or cause any Trust REMIC to fail to qualify as a REMIC or cause the Grantor Trust to fail to qualify as a grantor trust under the relevant provisions of the Code. Furthermore, no amendment to the PSA may be made that changes in any material respect to the rights of any class of loan-specific certificates without the consent of such class.

Resignation and Removal of the Trustee and the Certificate Administrator

Each of the trustee and the certificate administrator will at all times be, and will be required to resign if it fails to be, (i) a corporation, national bank, national banking association or a trust company, organized and doing business under the laws of any state or the United States of America, authorized under such laws to exercise corporate trust powers and to accept the trust conferred under the PSA, having a combined capital and surplus of at least $[100,000,000] and subject to supervision or examination by federal or state authority and, in the case of the trustee, will not be an affiliate of the master servicer or the special servicer (except during any period when the trustee is acting as, or has become successor to, the master servicer or the special servicer, as the case may be), (ii) an institution insured by the Federal Deposit Insurance Corporation, (iii) an institution whose long-term senior unsecured debt is rated at least [INSERT APPLICABLE RATINGS REQUIREMENTS], or such other rating with respect to which the Rating Agencies have provided a Rating Agency Confirmation, and (iv) an entity that is not on the depositor's "prohibited party" list.

The trustee and the certificate administrator will be also permitted at any time to resign from their obligations and duties under the PSA by giving written notice (which notice will be posted to the certificate administrator's website pursuant to the PSA) to the depositor, the master servicer, the special servicer, the trustee or the certificate administrator, as applicable, all Certificateholders, the operating advisor, the asset representations reviewer and the 17g-5 Information Provider (who will promptly post such notice to the 17g-5 Information Provider's website). Upon receiving this notice of resignation, the depositor will be required to use its reasonable best efforts to promptly appoint a successor trustee or certificate administrator acceptable to the master servicer and, prior to the occurrence and continuance of a Control Termination Event, the Directing Certificateholder. If no successor trustee or certificate administrator has accepted an appointment within 30 days after the giving of notice of resignation, the resigning trustee or certificate administrator, as applicable, may petition any court of competent jurisdiction to appoint a successor trustee or certificate administrator, as applicable.

If at any time the trustee or certificate administrator ceases to be eligible to continue as trustee or certificate administrator, as applicable, under the PSA, and fails to resign after written request therefor by the depositor or the master servicer, or if at any time the trustee or certificate administrator becomes incapable of acting, or if certain events of, or proceedings in respect of, bankruptcy or insolvency occur with respect to the trustee or certificate administrator, or if the trustee or certificate administrator fails to timely publish any report to be delivered, published, or otherwise made available by the certificate administrator pursuant to the PSA, and such failure continues unremedied for a period of five (5) days, or if the certificate administrator fails to make distributions required pursuant to the PSA, the depositor will be authorized to remove the trustee or certificate administrator, as applicable, and appoint a successor trustee or certificate administrator acceptable to the master servicer.

In addition, holders of the certificates entitled to at least 75% of the Voting Rights may at any time, with or without cause, remove the trustee or certificate administrator under the PSA and appoint a successor trustee or certificate administrator. In the event that holders of the certificates entitled to at least 75% of the Voting Rights elect to remove the trustee or certificate administrator without cause and appoint a successor, the successor trustee or certificate administrator, as applicable, will be responsible for all expenses necessary to effect the transfer of responsibilities from its predecessor.

Any resignation or removal of the trustee or certificate administrator and appointment of a successor trustee or certificate administrator will not become effective until (i) acceptance of appointment by the successor trustee or certificate administrator, as applicable, and (ii) the certificate administrator files any required Form 8-K. Further, the resigning trustee or certificate administrator, as the case may be, must pay all costs and expenses associated with the transfer of its duties.

The PSA will prohibit the appointment of the asset representations reviewer or one of its affiliates as successor to the trustee or certificate administrator.

Governing Law; Waiver of Jury Trial; and Consent to Jurisdiction

The PSA will be governed by the laws of the State of New York. Each party to the PSA will waive its respective right to a jury trial for any claim or cause of action based upon or arising out of or related to the PSA or certificates. Additionally each party to the PSA will consent to the jurisdiction of any New York State and Federal courts sitting in New York City with respect to matters arising out of or related to the PSA.


[DESCRIPTION OF THE DERIVATIVES INSTRUMENT]


[THE FOLLOWING IS AN EXAMPLE OF THE DISCLOSURE THAT MAY BE PROVIDED IN A PROSPECTUS FOR A DERIVATIVE INSTRUMENT THAT PROVIDES FOR FLOATING RATE INTEREST PAYMENTS IN EXCHANGE FOR FIXED RATE INTEREST PAYMENTS FOR A PARTICULAR CLASS OF CERTIFICATES.]

[General

On the Closing Date, the depositor will assign to the trustee, on behalf of the issuing entity, the Class [__] Regular Interest together with a swap contract (the "Swap Contract") with [_____], a [_____] (the "Swap Counterparty"). The [FLOATING RATE CLASS] certificates will represent all of the beneficial interest in the [FLOATING RATE CLASS] Regular Interest, the Swap Contract and all amounts on deposit in the Floating Rate Account (as defined below). The Swap Contract will have an expiration date of the Distribution Date in [_____]. Promptly upon the determination of LIBOR by the Swap Counterparty, the Swap Counterparty will provide a report to the [certificate administrator] setting forth LIBOR for the Interest Accrual Period for the Class [__] certificates. The [certificate administrator] will be entitled to conclusively rely on such report (in the absence of manifest error).

[The [certificate administrator] will establish and maintain an account in the name of the [certificate administrator], in trust for holders of the [FLOATING RATE CLASS] certificates (the "Floating Rate Account"). Promptly upon receipt of any payment of interest on the Class [__] Regular Interest or a payment or other receipt in respect of the Swap Contract, the [certificate administrator] will deposit the same into the Floating Rate Account. [INSERT DISCLOSURE REGARDING AN ADDITIONAL FLOATING RATE ACCOUNT FOR FIXED RATE CLASS CERTIFICATE FOR WHICH A FLOATING RATE CLASS MAY BE EXCHANGED.]

The [certificate administrator] may make withdrawals from the Floating Rate Account only for the following purposes: (i) to distribute the [FLOATING RATE CLASS] Available Funds for any Distribution Date to the holders of the [FLOATING RATE CLASS] certificates; (ii) to withdraw any amount deposited into the Floating Rate Account that was not required to be deposited in it; (iii) to apply any funds required to be paid to the Swap Counterparty under the Swap Contract; (iv) to clear and terminate such account pursuant to the terms of the PSA; (v) in the event of the termination of the Swap Contract, to replace such Swap Contract, to apply any termination payments paid by the Swap Counterparty to offset the expense of entering into a substantially identical interest rate swap contract with another counterparty, if possible, and to distribute any remaining amounts to the holders of the [FLOATING RATE CLASS] certificates (net of any costs and expenses related to the Swap Contract), and if not possible, to distribute the entire termination payment (net of any costs and expenses related to the Swap Contract), to the holders of the related [FLOATING RATE CLASS] certificates and (vi) to pay to the [certificate administrator] any costs and expenses incurred in connection with the enforcement of the rights of the holder of the Swap Contract with respect to the Swap Contract; *provided* that the [certificate administrator] will only be permitted to incur and reimburse itself out of the Floating Rate Account with respect to any such costs

324

and expenses which are in excess of any termination payment received from the Swap Counterparty and not otherwise applied to offset the expense of entering into a replacement Swap Contract if it has received the written consent of 100% of the holders of the [FLOATING RATE CLASS] certificates or each Rating Agency then rating the [FLOATING RATE CLASS] certificates has confirmed in writing that such action or event will not result in the reduction, qualification or withdrawal of its then current rating for such [FLOATING RATE CLASS] certificates. If after receipt or payment of the net swap payment due from or to the Swap Counterparty there are insufficient funds in the Floating Rate Account to make the full distribution of interest to the holders of the [FLOATING RATE CLASS] certificates, the resulting interest shortfall will be borne by the holders of such [FLOATING RATE CLASS] certificates. Neither the [certificate administrator] nor any other party will be required to advance any amount due to be paid by the Swap Counterparty for distribution to the [FLOATING RATE CLASS] certificates in the event that the Swap Counterparty fails to make a required payment.

The Swap Contract

The Swap Contract will provide that, subject to any adjustments for Excess Prepayment Interest Shortfalls or for other losses on the mortgage loans that reduce interest available for payments to the Swap Counterparty or, if the WAC Rate limits the interest available for payments to the Swap Counterparty, in each case as described below, on the business day prior to each Distribution Date, commencing in [_____], the [certificate administrator] will pay an amount (the "Fixed Interest Distribution") to the Swap Counterparty equal to [__]% *per annum* multiplied by a notional amount equal to the outstanding principal balance of the Class [__] Regular Interest (the "Swap Notional Amount") calculated on a 30/360 basis, and the Swap Counterparty will pay an amount equal to the Swap Notional Amount multiplied by the Pass-Through Rate of the [FLOATING RATE CLASS] certificates to the [certificate administrator] for the benefit of the holders of the [FLOATING RATE CLASS] certificates. The Pass-Through Rate for the [FLOATING RATE CLASS] certificates is [one-month LIBOR] (or, in the case of the initial Interest Accrual Period, an interpolated rate based on [__]-week and one-month LIBOR]) plus [__]% based on the actual number of days elapsed in the related Interest Accrual Period and a 360-day year. Required payments under the Swap Contract with respect to each Distribution Date will be made by the Swap Counterparty or the [certificate administrator] on a net basis. The Swap Counterparty will also make payments to the issuing entity with respect to the Swap Contract on the Closing Date.

If the debt ratings of the Swap Counterparty's credit support provider fall below the levels specified for each Rating Agency as set forth in the Swap Contract (a "Rating Agency Trigger Event"), the Swap Counterparty will be required to post collateral, find a replacement swap counterparty or credit support provider that would not cause a Rating Agency Trigger Event to occur or enter into another arrangement satisfactory to each Rating Agency. If the Swap Counterparty fails to take such action, the [certificate administrator], unless otherwise directed in writing by the holders of 100% of the [FLOATING RATE CLASS] certificates (and only to the extent that, and only for so long as, doing so does not lead the [certificate administrator] to incur expenses in excess of the amounts available to it for reimbursement) will be required to enforce the rights of the issuing entity under the related Swap Contract and use any termination payments received from the Swap Counterparty to enter into a replacement interest rate swap contract on substantially identical terms. The costs and expenses incurred by the [certificate administrator] in connection with enforcing the rights of the issuing entity under the Swap Contract will be reimbursable to the [certificate administrator] solely out of amounts in the Floating Rate Account that are otherwise payable to the [FLOATING RATE CLASS] certificates to the extent not reimbursed by the Swap Counterparty; *provided* that either without the consent of 100% of the holders of the [FLOATING RATE CLASS] certificates or the written confirmation of each Rating Agency then rating such [FLOATING RATE CLASS] certificates that such action or event will not result in the reduction, qualification or withdrawal of its then current rating of such [FLOATING RATE CLASS] certificates, the [certificate administrator] will not be permitted to incur such costs and expenses in excess of any termination payment received from the Swap Counterparty and not otherwise applied to offset the expense of entering into a replacement interest rate swap contract. If the costs attributable to entering into a replacement interest rate swap contract would exceed the net proceeds of the liquidation of a Swap Contract, the [certificate administrator] will not be required to enter into a replacement interest rate swap contract and any such proceeds will instead be distributed to the holders of the [FLOATING RATE CLASS] certificates.

USActive 33104201.9

Following the termination of the Swap Contract (and during the period when the [certificate administrator] is pursuing remedies under such Swap Contract) or if a Swap Default or other default or event of termination under the Swap Contract occurs and is continuing, until such default is cured or such Swap Contract is replaced, the Interest Distribution Amount with respect to the [FLOATING RATE CLASS] certificates will be equal to the Interest Distribution Amount for the [FLOATING RATE CLASS] Regular Interest, and the [FLOATING RATE CLASS] certificates will accrue interest at the same rate, on the same basis and in the same manner as the [FLOATING RATE CLASS]] Regular Interest. Any conversion of the [FLOATING RATE CLASS] certificates to a fixed interest rate subject to the WAC Rate will become permanent following the determination by the [certificate administrator] not to enter into a replacement interest rate swap contract and the distribution of any termination payments to the holders of the [FLOATING RATE CLASS] certificates. A Swap Default or termination of a Swap Contract and the consequent conversion to a fixed interest rate will not constitute a default under the PSA. A conversion to a fixed interest rate subject to the WAC Rate might result in a temporary delay to the holders of the [FLOATING RATE CLASS] certificates in receiving payment of the related Interest Distribution Amount on the [FLOATING RATE CLASS] certificates if DTC is not given sufficient notice of the resulting change in the payment terms of the [FLOATING RATE CLASS] certificates.

"Swap Default" means any failure on the part of the Swap Counterparty to (i) make a required payment under the Swap Contract or (ii) post acceptable collateral, find an acceptable replacement swap counterparty or credit support provider or enter into another arrangement satisfactory to each Rating Agency after a Rating Agency Trigger Event as required by such Swap Contract.

The [certificate administrator] will have no obligation on behalf of the issuing entity to pay or cause to be paid to the Swap Counterparty any portion of the Fixed Interest Distribution in respect of the [FLOATING RATE CLASS] Regular Interest unless and until the related interest payment on such [FLOATING RATE CLASS] Regular Interest is actually received by the [certificate administrator]; *provided*, *however*, that the [certificate administrator] may receive funds from the Swap Counterparty representing the net amount payable to the [certificate administrator] pursuant to the Swap Contract and the [certificate administrator] may pay the net swap payment from amounts received on the [FLOATING RATE CLASS] certificates.

In addition, if the funds allocated to the payment of the Fixed Interest Distribution of the [FLOATING RATE CLASS] Regular Interest are insufficient to make any required payments to the Swap Counterparty and to make full distributions of the [FLOATING RATE CLASS] Interest Distribution Amount to the [FLOATING RATE CLASS] certificates, the [certificate administrator] will be required to use such funds to make required payments to the Swap Counterparty prior to making distributions on [FLOATING RATE CLASS] certificates, and holders of such certificates will experience a shortfall. Any Excess Prepayment Interest Shortfall allocated to the [FLOATING RATE CLASS] Regular Interest, reduction in the interest available to be distributed to the [FLOATING RATE CLASS] Regular Interest for any other reason or the reduction of the WAC Rate below [___]% will result in a corresponding dollar-for-dollar reduction in the interest payment made by the Swap Counterparty to the related grantor trust and, therefore, a corresponding decrease in the amount of interest distributed on the [FLOATING RATE CLASS] certificates.

In addition to certain customary events of default and termination events contained in the Swap Contract, the Swap Counterparty will have the right to terminate such Swap Contract if the issuing entity does not make a required payment to the Swap Counterparty or if the PSA is amended or the holders of the [FLOATING RATE CLASS] certificates or [FLOATING RATE CLASS] Regular Interest waive compliance with any provisions of the PSA without the consent of the Swap Counterparty if such amendment or waiver would have an adverse effect on the Swap Counterparty.

Significance Percentage

The "significance percentage" with respect to the Swap Contract is [less than 10%] [at least 10% but less than 20%] [20% or more]. "Significance Percentage" means the percentage that the amount of the "significance estimate" (as described below) represents of the [initial aggregate Certificate Balance of the

Class [__] certificates] [the Initial Pool Balance]. The "significance estimate" has been determined based on a reasonable good faith estimate of maximum probable exposure, made in substantially the same manner as that used in the internal risk management process of each sponsor in respect of similar interest rate swap agreements.

Termination Payments

The Swap Counterparty will be required to pay termination amounts, if any are payable pursuant to the Swap Contract, to the issuing entity if an event of default or an early termination date under the Swap Contract occurs under the Swap Contract and the Swap Counterparty is the sole defaulting party or the sole affected party as contemplated under the Swap Contract. No other termination amounts will be payable by either party under the Swap Contract.

The Swap Counterparty

[The Swap Counterparty is an affiliate of [_____], one of the underwriters,] and a wholly-owned, unregulated single purpose subsidiary of [_____]. The principal executive offices of the Swap Counterparty are located at [_____], telephone number [_____].

The Swap Counterparty conducts business in the over-the-counter derivatives market, writing a variety of derivative instruments, including interest rate swaps, currency swaps, credit default swaps and interest rate options with institutional clients. The obligations of the Swap Counterparty under its derivative instruments are guaranteed by [_____]. As of [_____] 20[__], [_____] has a long-term debt rating of "[__]" by [specify rating agency], "[__]" by [specify rating agency] and "[__]" by [specify rating agency] and a short-term debt rating of "[__]" by [specify rating agency], "[__]" by [specify rating agency] and "[__]" by [specify rating agency]. [Include the following if financial statements of [_____] are required by Item 1115 of Regulation AB.] [The consolidated financial statements of [_____] included in, or as exhibits to, the following documents filed by [_____] with the SEC, are hereby incorporated by reference in this prospectus:

- Annual Report on Form 10-K for the year ended [_____];

- Quarterly Report on Form 10-Q for the period ended [_____];

In addition, all financial statements of [_____] included in, or as exhibits to, documents filed by [_____] pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the offering of the Offered Certificates and prior to the termination of the offering are deemed incorporated by reference into this prospectus.]]


CERTAIN LEGAL ASPECTS OF MORTGAGE LOANS


The following discussion contains general summaries of certain legal aspects of mortgage loans secured by commercial and multifamily residential properties. Because such legal aspects are governed by applicable local law (which laws may differ substantially), the summaries do not purport to be complete, to reflect the laws of any particular jurisdiction, or to encompass the laws of all jurisdictions in which the security for the mortgage loans is situated. [IF 10% OF MORTGAGE LOANS, BY OUTSTANDING BALANCE, ARE SECURED BY PROPERTIES IN A PARTICULAR JURISDICTION, RELEVANT LOCAL LAWS, TO THE EXTENT THEY VARY MATERIALLY FROM THIS DISCUSSION, WILL BE DISCUSSED IN THIS PROSPECTUS.]

General

Each mortgage loan will be evidenced by a promissory note and secured by an instrument granting a security interest in real property, which may be a mortgage, deed of trust or a deed to secure debt, depending upon the prevailing practice and law in the state in which the related mortgaged property is located. Mortgages, deeds of trust and deeds to secure debt are in this prospectus collectively referred to as "mortgages". A mortgage creates a lien upon, or grants a title interest in, the real property covered thereby, and represents the security for the repayment of the indebtedness customarily evidenced by a promissory note. The priority of the lien created or interest granted will depend on the terms of the mortgage and, in some cases, on the terms of separate subordination agreements or intercreditor agreements with others that hold interests in the real property, the knowledge of the parties to the mortgage and, generally, the order of recordation of the mortgage in the appropriate public recording office. However, the lien of a recorded mortgage will generally be subordinate to later-arising liens for real estate taxes and assessments and other charges imposed under governmental police powers.

Types of Mortgage Instruments

There are two parties to a mortgage: a mortgagor (the borrower and usually the owner of the applicable property) and a mortgagee (the lender). In contrast, a deed of trust is a three-party instrument, among a trustor (the equivalent of a borrower), a trustee to whom the real property is conveyed, and a beneficiary (the lender) for whose benefit the conveyance is made. Under a deed of trust, the trustor grants the property, irrevocably until the debt is paid, in trust and generally with a power of sale, to the trustee to secure repayment of the indebtedness evidenced by the related note. A deed to secure debt typically has two parties, pursuant to which the borrower, or grantor, conveys title to the real property to the grantee, or lender generally with a power of sale, until such time as the debt is repaid. In a case where the borrower is a land trust, there would be an additional party because legal title to the property is held by a land trustee under a land trust agreement for the benefit of the borrower. At origination of a mortgage loan involving a land trust, the borrower may execute a separate undertaking to make payments on the promissory note. The land trustee would not be personally liable for the promissory note obligation. The mortgagee's authority under a mortgage, the trustee's authority under a deed of trust and the grantee's authority under a deed to secure debt are governed by the express provisions of the related instrument, the law of the state in which the real property is located, certain federal laws and, in some deed of trust transactions, the directions of the beneficiary.

Leases and Rents

Mortgages that encumber income-producing property often contain an assignment of rents and leases, and/or may be accompanied by a separate assignment of rents and leases, pursuant to which the borrower assigns to the lender the borrower's right, title and interest as landlord under each lease and the income derived from the lease, while (unless rents are to be paid directly to the lender) retaining a revocable license to collect the rents for so long as there is no default. If the borrower defaults, the license terminates and the lender is entitled to collect the rents. Local law may require that the lender take possession of the property and/or obtain a court-appointed receiver before becoming entitled to collect the rents.

In most states, hotel property and motel room rates are considered accounts receivable under the Uniform Commercial Code ("UCC"). In cases where hotel properties or motels constitute loan security, the revenues are generally pledged by the borrower as additional security for the loan. In general, the lender must file financing statements in order to perfect its security interest in the room revenues and must file continuation statements, generally every five years, to maintain perfection of such security interest. In certain cases, mortgage loans secured by hotel properties or motels may be included in the issuing entity even if the security interest in the room revenues was not perfected. Even if the lender's security interest in room revenues is perfected under applicable nonbankruptcy law, it will generally be required to commence a foreclosure action or otherwise take possession of the property in order to enforce its rights to collect the room revenues following a default. In the bankruptcy setting, however, the lender will be stayed from enforcing its rights to collect room revenues, but those room revenues constitute "cash collateral" and therefore generally cannot be used by the bankruptcy debtor without a hearing or lender's consent or unless the lender's interest in the room revenues is given adequate protection (*e.g.*, cash payment for otherwise encumbered funds or a replacement lien on unencumbered property, in either case in value equivalent to the amount of room revenues that the debtor proposes to use, or other similar relief). See "—*Bankruptcy Laws*" below.

Personalty

In the case of certain types of mortgaged properties, such as hotel properties, motels, nursing homes and manufactured housing, personal property (to the extent owned by the borrower and not previously pledged) may constitute a significant portion of the property's value as security. The creation and enforcement of liens on personal property are governed by the UCC. Accordingly, if a borrower pledges personal property as security for a mortgage loan, the lender generally must file UCC financing statements in order to perfect its security interest in that personal property, and must file continuation statements, generally every five years, to maintain that perfection. Certain mortgage loans secured in part by personal property may be included in the issuing entity even if the security interest in such personal property was not perfected.

Foreclosure

General

Foreclosure is a legal procedure that allows the lender to recover its mortgage debt by enforcing its rights and available legal remedies under the mortgage. If the borrower defaults in payment or performance of its obligations under the promissory note or mortgage, the lender has the right to institute foreclosure proceedings to sell the real property at public auction to satisfy the indebtedness.

Foreclosure Procedures Vary from State to State

Two primary methods of foreclosing a mortgage are judicial foreclosure, involving court proceedings, and nonjudicial foreclosure pursuant to a power of sale granted in the mortgage instrument. Other foreclosure procedures are available in some states, but they are either infrequently used or available only in limited circumstances.

A foreclosure action is subject to most of the delays and expenses of other lawsuits if defenses are raised or counterclaims are interposed, and sometimes requires several years to complete.

Judicial Foreclosure

A judicial foreclosure proceeding is conducted in a court having jurisdiction over the mortgaged property. Generally, the action is initiated by the service of legal pleadings upon all parties having a subordinate interest of record in the real property and all parties in possession of the property, under leases or otherwise, whose interests are subordinate to the mortgage. Delays in completion of the foreclosure may occasionally result from difficulties in locating defendants. When the lender's right to foreclose is contested, the legal proceedings can be time-consuming. Upon successful completion of a judicial foreclosure proceeding, the court generally issues a judgment of foreclosure and appoints a referee or other officer to conduct a public sale of the mortgaged property, the proceeds of which are used to satisfy the judgment. Such sales are made in accordance with procedures that vary from state to state.

Equitable and Other Limitations on Enforceability of Certain Provisions

United States courts have traditionally imposed general equitable principles to limit the remedies available to lenders in foreclosure actions. These principles are generally designed to relieve borrowers from the effects of mortgage defaults perceived as harsh or unfair. Relying on such principles, a court may alter the specific terms of a loan to the extent it considers necessary to prevent or remedy an injustice, undue oppression or overreaching, or may require the lender to undertake affirmative actions to determine the cause of the borrower's default and the likelihood that the borrower will be able to reinstate the loan. In some cases, courts have substituted their judgment for the lender's and have required that lenders reinstate loans or recast payment schedules in order to accommodate borrowers who are suffering from a temporary financial disability. In other cases, courts have limited the right of the lender to foreclose in the case of a nonmonetary default, such as a failure to adequately maintain the mortgaged property or an impermissible further encumbrance of the mortgaged property. Finally, some courts have addressed the issue of whether federal or state constitutional provisions reflecting due process concerns for adequate notice require that a borrower receive notice in addition to statutorily-prescribed minimum notice. For the most part, these cases have upheld the reasonableness of the notice provisions or have found that a public sale under a mortgage providing for a power of sale does not involve sufficient state action to trigger constitutional protections.

In addition, some states may have statutory protection such as the right of the borrower to reinstate a mortgage loan after commencement of foreclosure proceedings but prior to a foreclosure sale.

Nonjudicial Foreclosure/Power of Sale

In states permitting nonjudicial foreclosure proceedings, foreclosure of a deed of trust is generally accomplished by a nonjudicial trustee's sale pursuant to a power of sale typically granted in the deed of trust. A power of sale may also be contained in any other type of mortgage instrument if applicable law so permits. A power of sale under a deed of trust allows a nonjudicial public sale to be conducted generally following a request from the beneficiary/lender to the trustee to sell the property upon default by the borrower and after notice of sale is given in accordance with the terms of the mortgage and applicable state law. In some states, prior to such sale, the trustee under the deed of trust must record a notice of default and notice of sale and send a copy to the borrower and to any other party who has recorded a request for a copy of a notice of default and notice of sale. In addition, in some states the trustee must provide notice to any other party having an interest of record in the real property, including junior lienholders. A notice of sale must be posted in a public place and, in most states, published for a specified period of time in one or more newspapers. The borrower or junior lienholder may then have the right, during a reinstatement period required in some states, to cure the default by paying the entire actual amount in arrears (without regard to the acceleration of the indebtedness), plus the lender's expenses incurred in enforcing the obligation. In other states, the borrower or the junior lienholder is not provided a period to reinstate the loan, but has only the right to pay off the entire debt to prevent the foreclosure sale. Generally, state law governs the procedure for public sale, the parties entitled to notice, the method of giving notice and the applicable time periods.

Public Sale

A third party may be unwilling to purchase a mortgaged property at a public sale because of the difficulty in determining the exact status of title to the property (due to, among other things, redemption rights that may exist) and because of the possibility that physical deterioration of the mortgaged property may have occurred during the foreclosure proceedings. Potential buyers may also be reluctant to purchase mortgaged property at a foreclosure sale as a result of the 1980 decision of the United States Court of Appeals for the Fifth Circuit in *Durrett v. Washington National Insurance Co.*, 621 F.2d 2001 (5th Cir. 1980) and other decisions that have followed its reasoning. The court in *Durrett* held that even a non-collusive, regularly conducted foreclosure sale was a fraudulent transfer under the Bankruptcy Code and, thus, could be rescinded in favor of the bankrupt's estate, if (1) the foreclosure sale was held while the debtor was insolvent and not more than one year prior to the filing of the bankruptcy petition and (2) the price paid for the foreclosed property did not represent "fair consideration", which is "reasonably equivalent value" under the Bankruptcy Code. Although the reasoning and result of *Durrett* in respect of the Bankruptcy Code was rejected by the United States Supreme Court in *BFP v. Resolution Trust Corp.*, 511 U.S. 531 (1994), the case could nonetheless be persuasive to a court applying a state fraudulent conveyance law which has provisions similar to those construed in *Durrett*. Therefore, it is common for the lender to purchase the mortgaged property for an amount equal to the secured indebtedness and accrued and unpaid interest plus the expenses of foreclosure, in which event the borrower's debt will be extinguished, or for a lesser amount in order to preserve its right to seek a deficiency judgment if such is available under state law and under the terms of the mortgage loan documents. Thereafter, subject to the borrower's right in some states to remain in possession during a redemption period, the lender will become the owner of the property and have both the benefits and burdens of ownership, including the obligation to pay debt service on any senior mortgages, to pay taxes, to obtain casualty insurance and to make such repairs as are necessary to render the property suitable for sale. Frequently, the lender

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employs a third-party management company to manage and operate the property. The costs of operating and maintaining a property may be significant and may be greater than the income derived from that property. The costs of management and operation of those mortgaged properties which are hotels, motels, restaurants, nursing or convalescent homes, hospitals or casinos may be particularly significant because of the expertise, knowledge and, with respect to certain property types, regulatory compliance, required to run those operations and the effect which foreclosure and a change in ownership may have on the public's and the industry's, including franchisors', perception of the quality of those operations. The lender also will commonly obtain the services of a real estate broker and pay the broker's commission in connection with the sale or lease of the property. Depending upon market conditions, the ultimate proceeds of the sale of a property may not equal the lender's investment in the property. Moreover, a lender commonly incurs substantial legal fees and court costs in acquiring a mortgaged property through contested foreclosure and/or bankruptcy proceedings. Because of the expenses associated with acquiring, owning and selling a mortgaged property, a lender could realize an overall loss on a mortgage loan even if the mortgaged property is sold at foreclosure, or resold after it is acquired through foreclosure, for an amount equal to the full outstanding principal amount of the loan plus accrued interest.

Furthermore, an increasing number of states require that any environmental contamination at certain types of properties be cleaned up before a property may be resold. In addition, a lender may be responsible under federal or state law for the cost of cleaning up a mortgaged property that is environmentally contaminated. See "—*Environmental Considerations*" below.

The holder of a junior mortgage that forecloses on a mortgaged property does so subject to senior mortgages and any other prior liens, and may be obliged to keep senior mortgage loans current in order to avoid foreclosure of its interest in the property. In addition, if the foreclosure of a junior mortgage triggers the enforcement of a "due-on-sale" clause contained in a senior mortgage, the junior mortgagee could be required to pay the full amount of the senior mortgage indebtedness or face foreclosure.

Rights of Redemption

The purposes of a foreclosure action are to enable the lender to realize upon its security and to bar the borrower, and all persons who have interests in the property that are subordinate to that of the foreclosing lender, from exercise of their "equity of redemption". The doctrine of equity of redemption provides that, until the property encumbered by a mortgage has been sold in accordance with a properly conducted foreclosure and foreclosure sale, those having interests that are subordinate to that of the foreclosing lender have an equity of redemption and may redeem the property by paying the entire debt with interest. Those having an equity of redemption must generally be made parties and joined in the foreclosure proceeding in order for their equity of redemption to be terminated.

The equity of redemption is a common-law (nonstatutory) right which should be distinguished from post-sale statutory rights of redemption. In some states, after sale pursuant to a deed of trust or foreclosure of a mortgage, the borrower and foreclosed junior lienors are given a statutory period in which to redeem the property. In some states, statutory redemption may occur only upon payment of the foreclosure sale price. In other states, redemption may be permitted if the former borrower pays only a portion of the sums due. The effect of a statutory right of redemption is to diminish the ability of the lender to sell the foreclosed property because the exercise of a right of redemption would defeat the title of any purchaser through a foreclosure. Consequently, the practical effect of the redemption right is to force the lender to maintain the property and pay the expenses of ownership until the redemption period has expired. In some states, a post-sale statutory right of redemption may exist following a judicial foreclosure, but not following a trustee's sale under a deed of trust.

Anti-Deficiency Legislation

Some or all of the mortgage loans are nonrecourse loans, as to which recourse in the case of default will be limited to the mortgaged property and such other assets, if any, that were pledged to secure the mortgage loan. However, even if a mortgage loan by its terms provides for recourse to the borrower's other assets, a lender's ability to realize upon those assets may be limited by state law. For example, in some states a lender cannot obtain a deficiency judgment against the borrower following foreclosure or sale under a deed of trust.

A deficiency judgment is a personal judgment against the former borrower equal to the difference between the net amount realized upon the public sale of the real property and the amount due to the lender. Other statutes may require the lender to exhaust the security afforded under a mortgage before bringing a personal action against the borrower. In certain other states, the lender has the option of bringing a personal action against the borrower on the debt without first exhausting that security; however, in some of those states, the lender, following judgment on that personal action, may be deemed to have elected a remedy and thus may be precluded from foreclosing upon the security. Consequently, lenders in those states where such an election of remedy provision exists will usually proceed first against the security. Finally, other statutory provisions, designed to protect borrowers from exposure to large deficiency judgments that might result from bidding at below-market values at the foreclosure sale, limit any deficiency judgment to the excess of the outstanding debt over the fair market value of the property at the time of the sale.

Leasehold Considerations

Mortgage loans may be secured by a mortgage on the borrower's leasehold interest in a ground lease. Leasehold mortgage loans are subject to certain risks not associated with mortgage loans secured by a lien on the fee estate of the borrower. The most significant of these risks is that if the borrower's leasehold were to be terminated upon a lease default, the leasehold mortgagee would lose its security. This risk may be lessened if the ground lease requires the lessor to give the leasehold mortgagee notices of lessee defaults and an opportunity to cure them, permits the leasehold estate to be assigned to and by the leasehold mortgagee or the purchaser at a foreclosure sale, and contains certain other protective provisions typically included in a "mortgageable" ground lease. Certain mortgage loans, however, may be secured by ground leases which do not contain these provisions.

In addition, where a lender has as its security both the fee and leasehold interest in the same property, the grant of a mortgage lien on its fee interest by the land owner/ground lessor to secure the debt of a borrower/ground lessee may be subject to challenge as a fraudulent conveyance. Among other things, a legal challenge to the granting of the liens may focus on the benefits realized by the land owner/ground lessor from the loan. If a court concluded that the granting of the mortgage lien was an avoidable fraudulent conveyance, it might take actions detrimental to the holders of the offered certificates, including, under certain circumstances, invalidating the mortgage lien on the fee interest of the land owner/ground lessor.

Cooperative Shares

Mortgage loans may be secured by a security interest on the borrower's ownership interest in shares, and the related proprietary leases, allocable to cooperative dwelling units that may be vacant or occupied by non-owner tenants. Such loans are subject to certain risks not associated with mortgage loans secured by a lien on the fee estate of a borrower in real property. Such a loan typically is subordinate to the mortgage, if any, on the cooperative's building which, if foreclosed, could extinguish the equity in the building and the proprietary leases of the dwelling units derived from ownership of the shares of the cooperative. Further, transfer of shares in a cooperative are subject to various regulations as well as to restrictions under the governing documents of the cooperative, and the shares may be cancelled in the event that associated maintenance charges due under the related proprietary leases are not paid. Typically, a recognition agreement between the lender and the cooperative provides, among other things, the lender with an opportunity to cure a default under a proprietary lease.

Under the laws applicable in many states, "foreclosure" on cooperative shares is accomplished by a sale in accordance with the provisions of Article 9 of the UCC and the security agreement relating to the shares. Article 9 of the UCC requires that a sale be conducted in a "commercially reasonable" manner, which may be dependent upon, among other things, the notice given the debtor and the method, manner, time, place and terms of the sale. Article 9 of the UCC provides that the proceeds of the sale will be

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applied first to pay the costs and expenses of the sale and then to satisfy the indebtedness secured by the lender's security interest. A recognition agreement, however, generally provides that the lender's right to reimbursement is subject to the right of the cooperative to receive sums due under the proprietary leases.

Bankruptcy Laws

Operation of the Bankruptcy Code and related state laws may interfere with or affect the ability of a lender to obtain payment of a loan, realize upon collateral and/or to enforce a deficiency judgment. For example, under the Bankruptcy Code, virtually all actions (including foreclosure actions and deficiency judgment proceedings) are automatically stayed upon the filing of the bankruptcy petition, and, usually, no interest or principal payments are made during the course of the bankruptcy case. The delay and the consequences of a delay caused by an automatic stay can be significant. For example, the filing of a petition in bankruptcy by or on behalf of a junior mortgage lien holder may stay the senior lender from taking action to foreclose out such junior lien. At a minimum, the senior lender would suffer delay due to its need to seek bankruptcy court approval before taking any foreclosure or other action that could be deemed in violation of the automatic stay under the Bankruptcy Code.

Under the Bankruptcy Code, a bankruptcy trustee, or a borrower as debtor-in-possession, may under certain circumstances sell the related mortgaged property or other collateral free and clear of all liens, claims, encumbrances and interests, which liens would then attach to the proceeds of such sale, despite the provisions of the related mortgage or other security agreement to the contrary. Such a sale may be approved by a bankruptcy court even if the proceeds are insufficient to pay the secured debt in full.

Under the Bankruptcy Code, provided certain substantive and procedural safeguards for a lender are met, the amount and terms of a mortgage or other security agreement secured by property of a debtor may be modified under certain circumstances. Pursuant to a confirmed plan of reorganization, lien avoidance or claim objection proceeding, the secured claim arising from a loan secured by real property or other collateral may be reduced to the then-current value of the property (with a corresponding partial reduction of the amount of lender's security interest), thus leaving the lender a secured creditor to the extent of the then current value of the property and a general unsecured creditor for the difference between such value and the outstanding balance of the loan. Such general unsecured claims may be paid less than 100% of the amount of the debt or not at all, depending upon the circumstances. Other modifications may include the reduction in the amount of each scheduled payment, which reduction may result from a reduction in the rate of interest and/or the alteration of the repayment schedule (with or without affecting the unpaid principal balance of the loan), and/or an extension (or reduction) of the final maturity date. Some courts have approved bankruptcy plans, based on the particular facts of the reorganization case, that effected the curing of a mortgage loan default by paying arrearages over a number of years. Also, under the Bankruptcy Code, a bankruptcy court may permit a debtor through its plan of reorganization to reinstate the loan even though the lender accelerated the mortgage loan and final judgment of foreclosure had been entered in state court (provided no sale of the property had yet occurred) prior to the filing of the debtor's petition. This may be done even if the plan of reorganization does not provide for payment of the full amount due under the original loan. Thus, the full amount due under the original loan may never be repaid. Other types of significant modifications to the terms of mortgage loan may be acceptable to the bankruptcy court, such as making distributions to the mortgage holder of property other than cash, or the substitution of collateral which is the "indubitable equivalent" of the real property subject to the mortgage, or the subordination of the mortgage to liens securing new debt (provided that the lender's secured claim is "adequately protected" as such term is defined and interpreted under the Bankruptcy Code), often depending on the particular facts and circumstances of the specific case.

Federal bankruptcy law may also interfere with or otherwise adversely affect the ability of a secured mortgage lender to enforce an assignment by a borrower of rents and leases (which "rents" may include revenues from hotels and other lodging facilities specified in the Bankruptcy Code) related to a mortgaged property if the related borrower is in a bankruptcy proceeding. Under the Bankruptcy Code, a lender may be stayed from enforcing the assignment, and the legal proceedings necessary to resolve the issue can be time consuming and may result in significant delays in the receipt of the rents. Rents (including applicable hotel and other lodging revenues) and leases may also escape such an assignment, among other things, (i) if the assignment is not fully perfected under state law prior to commencement of the bankruptcy proceeding, (ii) to the extent such rents and leases are used by the borrower to maintain the mortgaged property, or for other court authorized expenses, (iii) to the extent other collateral may be substituted for the rents and leases, (iv) to the extent the bankruptcy court determines that the lender is adequately protected, or (v) to the extent the court determines based on the equities of the case that the post-petition rents are not subject to the lender's pre-petition securities interest.

Under the Bankruptcy Code, a security interest in real property acquired before the commencement of the bankruptcy case does not extend to income received after the commencement of the bankruptcy case unless such income is a proceed, product or rent of such property. Therefore, to the extent a business conducted on the mortgaged property creates accounts receivable rather than rents or results from payments under a license rather than payments under a lease, a valid and perfected pre-bankruptcy lien on such accounts receivable or license income generally would not continue as to post-bankruptcy accounts receivable or license income.

The Bankruptcy Code provides that a lender's perfected pre-petition security interest in leases, rents and hotel revenues continues in the post-petition leases, rents and hotel revenues, unless a bankruptcy court orders to the contrary "based on the equities of the case". The equities of a particular case may permit the discontinuance of security interests in pre-petition leases and rents. Thus, unless a court orders otherwise, revenues from a mortgaged property generated after the date the bankruptcy petition is filed will constitute "cash collateral" under the Bankruptcy Code. Debtors may only use cash collateral upon obtaining the lender's consent or a prior court order finding that the lender's interest in the mortgaged hotel, motel or other lodging property and the cash collateral is "adequately protected" as the term is defined and interpreted under the Bankruptcy Code. In addition to post-petition rents, any cash held by a lender in a lockbox or reserve account generally would also constitute "cash collateral" under the Bankruptcy Code. So long as the lender is adequately protected, a debtor's use of cash collateral may be for its own benefit or for the benefit of any affiliated entity group that is also subject to bankruptcy proceedings, including use as collateral for new debt. It should be noted, however, that the court may find that the lender has no security interest in either pre-petition or post-petition revenues if the court finds that the loan documents do not contain language covering accounts, room rents, or other forms of personality necessary for a security interest to attach to such revenues.

The Bankruptcy Code provides generally that rights and obligations under an unexpired lease of the debtor/lessee may not be terminated or modified at any time after the commencement of a case under the Bankruptcy Code solely because of a provision in the lease to that effect or because of certain other similar events. This prohibition on so-called "ipso facto" clauses could limit the ability of a lender to exercise certain contractual remedies with respect to the leases on any mortgaged property. In addition, section 362 of the Bankruptcy Code operates as an automatic stay of, among other things, any act to obtain possession of property from a debtor's estate, which may delay a lender's exercise of those remedies, including foreclosure, in the event that a lessee becomes the subject of a proceeding under the Bankruptcy Code. Thus, the filing of a petition in bankruptcy by or on behalf of a lessee of a mortgaged property would result in a stay against the commencement or continuation of any state court proceeding for past due rent, for accelerated rent, for damages or for a summary eviction order with respect to a default under the related lease that occurred prior to the filing of the lessee's petition. While relief from the automatic stay to enforce remedies may be requested, it can be denied for a number of reasons, including where the collateral is "necessary to an effective reorganization" for the debtor, and if a debtor's case has been administratively consolidated with those of its affiliates, the court may also consider whether the property is "necessary to an effective reorganization" of the debtor and its affiliates, taken as a whole.

The Bankruptcy Code generally provides that a trustee in bankruptcy or debtor-in-possession may, with respect to an unexpired lease of non-residential real property, before the earlier of (i) 120 days after the filing of a bankruptcy case or (ii) the entry of an order confirming a plan, subject to approval of the court, (a) assume the lease and retain it or assign it to a third party or (b) reject the lease. If the trustee or

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debtor-in-possession fails to assume or reject the lease within the time specified in the preceding sentence, subject to any extensions by the bankruptcy court, the lease will be deemed rejected and the property will be surrendered to the lessor. The bankruptcy court may for cause shown extend the 120-day period up to 90 days for a total of 210 days. If the lease is assumed, the trustee in bankruptcy on behalf of the lessee, or the lessee as debtor-in-possession, or the assignee, if applicable, must cure any defaults under the lease, compensate the lessor for its losses and provide the lessor with "adequate assurance" of future performance. These remedies may be insufficient, however, as the lessor may be forced to continue under the lease with a lessee that is a poor credit risk or an unfamiliar tenant (if the lease was assigned), and any assurances provided to the lessor may, in fact, be inadequate. If the lease is rejected, the rejection generally constitutes a breach of the executory contract or unexpired lease as of the date immediately preceding the filing date of the bankruptcy petition. As a consequence, the other party or parties to the lease, such as the borrower, as lessor under a lease, generally would have only an unsecured claim against the debtor, as lessee, for damages resulting from the breach, which could adversely affect the security for the related mortgage loan. In addition, under the Bankruptcy Code, a lease rejection damages claim is limited to the "(a) rent reserved by the lease, without acceleration, for the greater of one year, or 15 percent, not to exceed three years, of the remaining term of such lease, following the earlier of the date of the bankruptcy petition and the date on which the lessor regained possession of the real property, (b) plus any unpaid rent due under such lease, without acceleration, on the earlier of such dates."

If a trustee in bankruptcy on behalf of a lessor, or a lessor as debtor-in-possession, rejects an unexpired lease of real property, the lessee may treat the lease as terminated by the rejection or, in the alternative, the lessee may remain in possession of the leasehold for the balance of the term and for any renewal or extension of the term that is enforceable by the lessee under applicable non-bankruptcy law. The Bankruptcy Code provides that if a lessee elects to remain in possession after a rejection of a lease, the lessee may offset against rents reserved under the lease for the balance of the term after the date of rejection of the lease, and the related renewal or extension of the lease, any damages occurring after that date caused by the nonperformance of any obligation of the lessor under the lease after that date.

Similarly, bankruptcy risk is associated with an insolvency proceeding under the Bankruptcy Code of either a borrower ground lessee or a ground lessor. In general, upon the bankruptcy of a lessor or a lessee under a lease of nonresidential real property, including a ground lease, that has not been terminated prior to the bankruptcy filing date, the debtor entity has the statutory right to assume or reject the lease. Given that the Bankruptcy Code generally invalidates clauses that terminate contracts automatically upon the filing by one of the parties of a bankruptcy petition or that are conditioned on a party's insolvency, following the filing of a bankruptcy petition, a debtor would ordinarily be required to perform its obligations under such lease until the debtor decides whether to assume or reject the lease. The Bankruptcy Code provides certain additional protections with respect to non-residential real property leases, such as establishing a specific timeframe in which a debtor must determine whether to assume or reject the lease. The bankruptcy court may extend the time to perform for up to 60 days for cause shown. Even if the agreements were terminated prior to bankruptcy, a bankruptcy court may determine that the agreement was improperly terminated and therefore remains part of the debtor's bankruptcy estate. The debtor also can seek bankruptcy court approval to assume and assign the lease to a third party, and to modify the lease in connection with such assignment. In order to assume the lease, the debtor or assignee generally will have to cure outstanding defaults and provide "adequate assurance of future performance" in addition to satisfying other requirements imposed under the Bankruptcy Code. Under the Bankruptcy Code, subject to certain exceptions, once a lease is rejected by a debtor lessee, it is deemed breached, and the non-debtor lessor will have a claim for lease rejection damages, as described above.

If the ground lessor files for bankruptcy, it may determine until the confirmation of its plan of reorganization whether to reject the ground lease. On request of any party to the lease, the bankruptcy court may order the debtor to determine within a specific period of time whether to assume or reject the lease or to comply with the terms of the lease pending its decision to assume or reject. In the event of rejection, the non-debtor lessee will have the right to treat the lease as terminated by virtue of its terms, applicable nonbankruptcy law, or any agreement made by the lessee. The non-debtor lessee may also, if the lease term has begun, retain its rights under the lease, including its rights to remain in possession of the leased premises under the rent reserved in the lease for the balance of the term of the lease (including renewals). The term "lessee" includes any "successor, assign or mortgagee permitted under the terms of such lease". If, pre-petition, the ground lessor had specifically granted the leasehold mortgagee such right, the leasehold mortgagee may have the right to succeed to the lessee/borrower's position under the lease.

In the event of concurrent bankruptcy proceedings involving the ground lessor and the lessee/borrower, actions by creditors against the borrower/lessee debtor would be subject to the automatic stay, and a lender may be unable to enforce both the bankrupt lessee's/borrower's pre-petition agreement to refuse to treat a ground lease rejected by a bankrupt lessor as terminated and any agreement by the ground lessor to grant the lender a new lease upon such termination. In such circumstances, a lease could be terminated notwithstanding lender protection provisions contained in that lease or in the mortgage. A lender could lose its security unless the lender holds a fee mortgage or the bankruptcy court, as a court of equity, allows the mortgagee to assume the ground lessee's obligations under the ground lease and succeed to the ground lessee's position. Although consistent with the Bankruptcy Code, such position may not be adopted by the bankruptcy court.

Further, in an appellate decision by the United States Court of Appeals for the Seventh Circuit (*Precision Indus. v. Qualitech Steel SBQ, LLC*, 327 F.3d 537 (7th Cir, 2003)), the court ruled with respect to an unrecorded lease of real property that where a statutory sale of leased property occurs under the Bankruptcy Code upon the bankruptcy of a landlord, that sale terminates a lessee's possessory interest in the property, and the purchaser assumes title free and clear of any interest, including any leasehold estates. Pursuant to the Bankruptcy Code, a lessee may request the bankruptcy court to prohibit or condition the statutory sale of the property so as to provide adequate protection of the leasehold interest; however, the court ruled that, at least where a memorandum of lease had not been recorded, this provision does not ensure continued possession of the property, but rather entitles the lessee to compensation for the value of its leasehold interest, typically from the sale proceeds. As a result, we cannot assure you that, in the event of a statutory sale of leased property pursuant to the Bankruptcy Code, the lessee would be able to maintain possession of the property under the ground lease. In addition, we cannot assure you that a leasehold mortgagor and/or a leasehold mortgagee (to the extent it has standing to intervene) would be able to recover the full value of the leasehold interest in bankruptcy court.

Because of the possible termination of the related ground lease, whether arising from a bankruptcy, the expiration of a lease term or an uncured defect under the related ground lease, lending on a leasehold interest in a real property is riskier than lending on the fee interest in the property.

In a bankruptcy or similar proceeding involving a borrower, action may be taken seeking the recovery as a preferential transfer of any payments made by such borrower, or made directly by the related lessee, under the related mortgage loan to the issuing entity. Payments on long term debt may be protected from recovery as preferences if they qualify for the "ordinary course" exception under the Bankruptcy Code or if certain other defenses in the Bankruptcy Code are applicable. Whether any particular payment would be protected depends upon the facts specific to a particular transaction.

In addition, in a bankruptcy or similar proceeding involving any borrower or an affiliate, an action may be taken to avoid the transaction (or any component of the transaction, such as joint and several liability on the related mortgage loan) as an actual or constructive fraudulent conveyance under state or federal law. Any payment by a borrower in excess of its allocated share of the loan could be challenged as a fraudulent conveyance by creditors of that borrower in an action outside a bankruptcy case or by the representative of the borrower's bankruptcy estate in a bankruptcy case. Generally, under federal and most state fraudulent conveyance statutes, the incurrence of an obligation or the transfer of property by a person will be subject to avoidance under certain circumstances if the person transferred such property with the intent to hinder, delay or defraud its creditors or the person did not receive fair consideration or reasonably equivalent value in exchange for such obligation or transfer and (i) was insolvent or was rendered insolvent by such obligation or transfer, (ii) was engaged in business or a transaction, or was about to engage in business or a transaction, for which any property remaining with the person constituted unreasonably small capital, or (iii) intended to, or believed that it would, incur debts that would be beyond the person's ability to pay as such debts matured. The measure of insolvency will vary depending on the law of the applicable jurisdiction. However, an entity will generally be considered insolvent if the present fair salable value of its assets is less than (x) the sum of its debts or (y) the amount that would be required to pay its probable liabilities on its existing debts as they become absolute and matured. Accordingly, a lien granted by a borrower to secure repayment of the loan in excess of its allocated share could be avoided if a court were to determine that (i) such borrower was insolvent at the time of granting the lien, was rendered insolvent by the granting of the lien, was left with inadequate capital, or was not able to pay its debts as they matured and (ii) the borrower did not, when it allowed its property to be encumbered by a lien securing the entire indebtedness represented by the loan, receive fair consideration or reasonably equivalent value for pledging such property for the equal benefit of each other borrower.

A bankruptcy court may, under certain circumstances, authorize a debtor to obtain credit after the commencement of a bankruptcy case, secured among other things, by senior, equal or junior liens on property that is already subject to a lien. In the bankruptcy case of General Growth Properties filed on April 16, 2009, the debtors initially sought approval of a debtor-in-possession loan to the corporate parent entities guaranteed by the property-level single purpose entities and secured by second liens on their properties. Although the debtor-in-possession loan subsequently was modified to eliminate the subsidiary guarantees and second liens, we cannot assure you that, in the event of a bankruptcy of the borrower sponsor, the borrower sponsor would not seek approval of a similar debtor-in-possession loan, or that a bankruptcy court would not approve a debtor-in-possession loan that included such subsidiary guarantees and second liens on such subsidiaries' properties.

Certain of the borrowers may be partnerships. The laws governing limited partnerships in certain states provide that the commencement of a case under the Bankruptcy Code with respect to a general partner will cause a person to cease to be a general partner of the limited partnership, unless otherwise provided in writing in the limited partnership agreement. This provision may be construed as an "ipso facto" clause and, in the event of the general partner's bankruptcy, may not be enforceable. Certain limited partnership agreements of the borrowers may provide that the commencement of a case under the Bankruptcy Code with respect to the related general partner constitutes an event of withdrawal (assuming the enforceability of the clause is not challenged in bankruptcy proceedings or, if challenged, is upheld) that might trigger the dissolution of the limited partnership, the winding up of its affairs and the distribution of its assets, unless (i) at the time there was at least one other general partner and the written provisions of the limited partnership permit the business of the limited partnership to be carried on by the remaining general partner and that general partner does so or (ii) the written provisions of the limited partnership agreement permit the limited partners to agree within a specified time frame (often 60 days) after the withdrawal to continue the business of the limited partnership and to the appointment of one or more general partners and the limited partners do so. In addition, the laws governing general partnerships in certain states provide that the commencement of a case under the Bankruptcy Code or state bankruptcy laws with respect to a general partner of the partnerships triggers the dissolution of the partnership, the winding up of its affairs and the distribution of its assets. Those state laws, however, may not be enforceable or effective in a bankruptcy case. Limited liability companies may be subjected to similar treatment as that described in this prospectus with respect to limited partnerships. The dissolution of a borrower, the winding up of its affairs and the distribution of its assets could result in an acceleration of its payment obligation under the borrower's mortgage loan, which may reduce the yield on the Offered Certificates in the same manner as a principal prepayment.

In addition, the bankruptcy of the general or limited partner of a borrower that is a partnership, or the bankruptcy of a member of a borrower that is a limited liability company or the bankruptcy of a shareholder of a borrower that is a corporation may provide the opportunity in the bankruptcy case of the partner, member or shareholder to obtain an order from a court consolidating the assets and liabilities of the partner, member or shareholder with those of the mortgagor pursuant to the doctrines of substantive consolidation or piercing the corporate veil. In such a case, the respective mortgaged property, for example, would become property of the estate of the bankrupt partner, member or shareholder. Not only would the mortgaged property be available to satisfy the claims of creditors of the partner, member or shareholder, but an automatic stay would apply to any attempt by the trustee to exercise remedies with respect to the mortgaged property. However, such an occurrence should not affect a lender's status as a secured creditor with respect to the mortgagor or its security interest in the mortgaged property.

A borrower that is a limited partnership, in many cases, may be required by the loan documents to have a single purpose entity as its sole general partner, and a borrower that is a general partnership, in many cases, may be required by the loan documents to have as its general partners only entities that are single purpose entities. A borrower that is a limited liability company may be required by the loan documents to have a single purpose member or a springing member. All borrowers that are tenants-in-common may be required by the loan documents to be single purpose entities. These provisions are designed to mitigate the risk of the dissolution or bankruptcy of the borrower partnership or its general partner, a borrower limited liability company or its member (if applicable), or a borrower that is a tenant-in-common. However, we cannot assure you that any borrower partnership or its general partner, or any borrower limited liability company or its member (if applicable), or a borrower that is a tenant-in-common, will not dissolve or become a debtor under the Bankruptcy Code.

Environmental Considerations

General

A lender may be subject to environmental risks when taking a security interest in real property. Of particular concern may be properties that are or have been used for industrial, manufacturing, military or disposal activity. Such environmental risks include the possible diminution of the value of a contaminated property or, as discussed below, potential liability for clean-up costs or other remedial actions that could exceed the value of the property or the amount of the lender's loan. In certain circumstances, a lender may decide to abandon a contaminated mortgaged property as collateral for its loan rather than foreclose and risk liability for clean-up costs.

Superlien Laws

Under the laws of many states, contamination on a property may give rise to a lien on the property for clean-up costs. In several states, such a lien has priority over all existing liens, including those of existing mortgages. In these states, the lien of a mortgage may lose its priority to such a "superlien."

CERCLA

The federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), imposes strict liability on present and past "owners" and "operators" of contaminated real property for the costs of clean-up. A secured lender may be liable as an "owner" or "operator" of a contaminated mortgaged property if agents or employees of the lender have participated in the management or operation of such mortgaged property. Such liability may exist even if the lender did not cause or contribute to the contamination and regardless of whether the lender has actually taken possession of a mortgaged property through foreclosure, deed in lieu of foreclosure or otherwise. Moreover, such liability is not limited to the original or unamortized principal balance of a loan or to the value of the property securing a loan. Excluded from CERCLA's definition of "owner" or "operator, " however, is a person "who, without participating in the management of the facility, holds indicia of ownership primarily to protect his security interest". This is the so called "secured creditor exemption."

The Asset Conservation, Lender Liability and Deposit Insurance Protection Act of 1996 (the "1996 Act") amended, among other things, the provisions of CERCLA with respect to lender liability and the secured creditor exemption. The 1996 Act offers protection to lenders by defining the activities in which a lender can engage and still have the benefit of the secured creditor exemption. In order for a lender to be deemed to have participated in the management of a mortgaged property, the lender must actually participate in the operational affairs of the property of the borrower. The 1996 Act provides that "merely having the capacity to influence, or unexercised right to control" operations does not constitute participation in management. A lender will lose the protection of the secured creditor exemption if it exercises decision-making control over the borrower's environmental compliance and hazardous

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substance handling or disposal practices, or assumes day-to-day management of environmental or substantially all other operational functions of the mortgaged property. The 1996 Act also provides that a lender will continue to have the benefit of the secured creditor exemption even if it forecloses on a mortgaged property, purchases it at a foreclosure sale or accepts a deed-in-lieu of foreclosure provided that the lender seeks to sell the mortgaged property at the earliest practicable commercially reasonable time on commercially reasonable terms.

Certain Other Federal and State Laws

Many states have statutes similar to CERCLA, and not all of those statutes provide for a secured creditor exemption. In addition, under federal law, there is potential liability relating to hazardous wastes and underground storage tanks under the federal Resource Conservation and Recovery Act.

Some federal, state and local laws, regulations and ordinances govern the management, removal, encapsulation or disturbance of asbestos-containing materials. These laws, as well as common law standards, may impose liability for releases of or exposure to asbestos-containing materials, and provide for third parties to seek recovery from owners or operators of real properties for personal injuries associated with those releases.

Federal legislation requires owners of residential housing constructed prior to 1978 to disclose to potential residents or purchasers any known lead-based paint hazards and will impose treble damages for any failure to disclose. In addition, the ingestion of lead-based paint chips or dust particles by children can result in lead poisoning. If lead-based paint hazards exist at a property, then the owner of that property may be held liable for injuries and for the costs of removal or encapsulation of the lead-based paint.

In a few states, transfers of some types of properties are conditioned upon clean-up of contamination prior to transfer. In these cases, a lender that becomes the owner of a property through foreclosure, deed in lieu of foreclosure or otherwise, may be required to clean-up the contamination before selling or otherwise transferring the property.

Beyond statute-based environmental liability, there exist common law causes of action (for example, actions based on nuisance or on toxic tort resulting in death, personal injury or damage to property) related to hazardous environmental conditions on a property. While it may be more difficult to hold a lender liable under common law causes of action, unanticipated or uninsured liabilities of the borrower may jeopardize the borrower's ability to meet its loan obligations or may decrease the re-sale value of the collateral.

Additional Considerations

The cost of remediating hazardous substance contamination at a property can be substantial. If a lender becomes liable, it can bring an action for contribution against the owner or operator who created the environmental hazard, but that individual or entity may be without substantial assets. Accordingly, it is possible that such costs could become a liability of the issuing entity and occasion a loss to the certificateholders.

If a lender forecloses on a mortgage secured by a property, the operations on which are subject to environmental laws and regulations, the lender will be required to operate the property in accordance with those laws and regulations. Such compliance may entail substantial expense, especially in the case of industrial or manufacturing properties.

In addition, a lender may be obligated to disclose environmental conditions on a property to government entities and/or to prospective buyers (including prospective buyers at a foreclosure sale or following foreclosure). Such disclosure may decrease the amount that prospective buyers are willing to pay for the affected property, sometimes substantially, and thereby decrease the ability of the lender to recover its investment in a loan upon foreclosure.

Due-on-Sale and Due-on-Encumbrance Provisions

Certain of the mortgage loans may contain "due-on-sale" and "due-on-encumbrance" clauses that purport to permit the lender to accelerate the maturity of the loan if the borrower transfers or encumbers the related mortgaged property. The Garn-St Germain Depository Institutions Act of 1982 (the "Garn Act") generally preempts state laws that prohibit the enforcement of due-on-sale clauses and permits lenders to enforce these clauses in accordance with their terms, subject to certain limitations as set forth in the Garn Act and related regulations. Accordingly, a lender may nevertheless have the right to accelerate the maturity of a mortgage loan that contains a "due-on-sale" provision upon transfer of an interest in the property, without regard to the lender's ability to demonstrate that a sale threatens its legitimate security interest.

Subordinate Financing

The terms of certain of the mortgage loans may not restrict the ability of the borrower to use the mortgaged property as security for one or more additional loans, or such restrictions may be unenforceable. Where a borrower encumbers a mortgaged property with one or more junior liens, the senior lender is subjected to additional risk. First, the borrower may have difficulty servicing and repaying multiple loans. Moreover, if the subordinate financing permits recourse to the borrower (as-is frequently the case) and the senior loan does not, a borrower may have more incentive to repay sums due on the subordinate loan. Second, acts of the senior lender that prejudice the junior lender or impair the junior lender's security may create a superior equity in favor of the junior lender. For example, if the borrower and the senior lender agree to an increase in the principal amount of or the interest rate payable on the senior loan, the senior lender may lose its priority to the extent any existing junior lender is harmed or the borrower is additionally burdened. Third, if the borrower defaults on the senior loan and/or any junior loan or loans, the existence of junior loans and actions taken by junior lenders can impair the security available to the senior lender and can interfere with or delay the taking of action by the senior lender. Moreover, the bankruptcy of a junior lender may operate to stay foreclosure or similar proceedings by the senior lender.

Default Interest and Limitations on Prepayments

Promissory notes and mortgages may contain provisions that obligate the borrower to pay a late charge or additional interest if payments are not timely made, and in some circumstances, may prohibit prepayments for a specified period and/or condition prepayments upon the borrower's payment of prepayment fees or yield maintenance penalties. In certain states, there are or may be specific limitations upon the late charges which a lender may collect from a borrower for delinquent payments. Certain states also limit the amounts that a lender may collect from a borrower as an additional charge if the loan is prepaid. In addition, the enforceability of provisions that provide for prepayment fees or penalties upon an involuntary prepayment is unclear under the laws of many states.

Applicability of Usury Laws

Title V of the Depository Institutions Deregulation and Monetary Control Act of 1980 ("Title V") provides that state usury limitations will not apply to certain types of residential (including multifamily) first mortgage loans originated by certain lenders after March 31, 1980. Title V authorized any state to reimpose interest rate limits by adopting, before April 1, 1983, a law or constitutional provision that expressly rejects application of the federal law. In addition, even where Title V is not so rejected, any state is authorized by the law to adopt a provision limiting discount points or other charges on mortgage loans covered by Title V. Certain states have taken action to reimpose interest rate limits and/or to limit discount points or other charges.

Statutes differ in their provisions as to the consequences of a usurious loan. One group of statutes requires the lender to forfeit the interest due above the applicable limit or impose a specified penalty. Under this statutory scheme, the borrower may cancel the recorded mortgage or deed of trust upon paying its debt with lawful interest, and the lender may foreclose, but only for the debt plus lawful interest. A second group of statutes is more severe. A violation of this type of usury law results in the invalidation

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of the transaction, thereby permitting the borrower to cancel the recorded mortgage or deed of trust without any payment or prohibiting the lender from foreclosing.

Americans with Disabilities Act

Under Title III of the Americans with Disabilities Act of 1990 and related regulations (collectively, the "ADA), in order to protect individuals with disabilities, public accommodations (such as hotel properties, restaurants, shopping centers, hospitals, schools and social service center establishments) must remove architectural and communication barriers which are structural in nature from existing places of public accommodation to the extent "readily achievable". In addition, under the ADA, alterations to a place of public accommodation or a commercial facility are to be made so that, to the maximum extent feasible, such altered portions are readily accessible to and usable by disabled individuals. The "readily achievable" standard takes into account, among other factors, the financial resources of the affected site, owner, landlord or other applicable person. In addition to imposing a possible financial burden on the borrower in its capacity as owner or landlord, the ADA may also impose such requirements on a foreclosing lender who succeeds to the interest of the borrower as owner or landlord. Furthermore, since the "readily achievable" standard may vary depending on the financial condition of the owner or landlord, a foreclosing lender who is financially more capable than the borrower of complying with the requirements of the ADA may be subject to more stringent requirements than those to which the borrower is subject.

Servicemembers Civil Relief Act

Under the terms of the Servicemembers Civil Relief Act as amended (the "Relief Act"), a borrower who enters military service after the origination of such borrower's mortgage loan (including a borrower who was in reserve status and is called to active duty after origination of the mortgage loan), upon notification by such borrower, will not be charged interest, including fees and charges, in excess of 6% *per annum* during the period of such borrower's active duty status. In addition to adjusting the interest, the lender must forgive any such interest in excess of 6% unless a court or administrative agency orders otherwise upon application of the lender. The Relief Act applies to individuals who are members of the Army, Navy, Air Force, Marines, National Guard, Reserves, Coast Guard and officers of the U.S. Public Health Service or the National Oceanic and Atmospheric Administration assigned to duty with the military. Because the Relief Act applies to individuals who enter military service (including reservists who are called to active duty) after origination of the related mortgage loan, no information can be provided as to the number of loans with individuals as borrowers that may be affected by the Relief Act. Application of the Relief Act would adversely affect, for an indeterminate period of time, the ability of a master servicer or special servicer to collect full amounts of interest on certain of the mortgage loans. Any shortfalls in interest collections resulting from the application of the Relief Act would result in a reduction of the amounts distributable to the holders of certificates, and would not be covered by advances or, any form of credit support provided in connection with the certificates. In addition, the Relief Act imposes limitations that would impair the ability of a lender to foreclose on an affected mortgage loan during the borrower's period of active duty status, and, under certain circumstances, during an additional three-month period thereafter.

Anti-Money Laundering, Economic Sanctions and Bribery

Many jurisdictions have adopted wide-ranging anti-money laundering, economic and trade sanctions, and anti-corruption and anti-bribery laws, and regulations (collectively, the "Requirements"). Any of the depositor, the issuing entity, the underwriters or other party to the PSA could be requested or required to obtain certain assurances from prospective investors intending to purchase certificates and to retain such information or to disclose information pertaining to them to governmental, regulatory or other authorities or to financial intermediaries or engage in due diligence or take other related actions in the future. Failure to honor any request by the depositor, the issuing entity, the underwriters or other party to the PSA to provide requested information or take such other actions as may be necessary or advisable for the depositor, the issuing entity, the underwriters or other party to the PSA to comply with any Requirements, related legal process or appropriate requests (whether formal or informal) may result in, among other things, a forced sale to another investor of such investor's certificates. In addition, it is expected that each

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of the depositor, the issuing entity, the underwriters and the other parties to the PSA will comply with the U.S. Bank Secrecy Act, U.S. Bank Secrecy Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (also known as the "Patriot Act") and any other anti-money laundering and anti-terrorism, economic and trade sanctions, and anti-corruption or anti-bribery laws, and regulations of the United States and other countries, and will disclose any information required or requested by authorities in connection with such compliance.

Potential Forfeiture of Assets

Federal law provides that assets (including property purchased or improved with assets) derived from criminal activity or otherwise tainted, or used in the commission of certain offenses, is subject to the blocking requirements of economic sanctions laws and regulations, and can be blocked and/or seized and ordered forfeited to the United States of America. The offenses that can trigger such a blocking and/or seizure and forfeiture include, among others, violations of the Racketeer Influenced and Corrupt Organizations Act, the U.S. Bank Secrecy Act, the anti-money laundering, anti-terrorism, economic sanctions, and anti-bribery laws and regulations, including the Patriot Act and the regulations issued pursuant to that act, as well as the narcotic drug laws. In many instances, the United States may seize the property even before a conviction occurs.

In the event of a forfeiture proceeding, a lender may be able to establish its interest in the property by proving that (a) its mortgage was executed and recorded before the commission of the illegal conduct from which the assets used to purchase or improve the property were derived or before the commission of any other crime upon which the forfeiture is based, or (b) the lender, at the time of the execution of the mortgage, "did not know or was reasonably without cause to believe that the property was subject to forfeiture". However, there is no assurance that such a defense will be successful.

CERTAIN AFFILIATIONS, RELATIONSHIPS AND RELATED TRANSACTIONS INVOLVING TRANSACTION PARTIES

BANA and its affiliates are playing several roles in this transaction. Banc of America Merrill Lynch Commercial Mortgage Inc. is the depositor and a wholly-owned subsidiary of BANA. BANA and the other mortgage loan sellers originated, co-originated or acquired the mortgage loans and will be selling them to the depositor. BANA is also an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, an underwriter for the offering of the certificates.

[In addition, BANA currently holds the [_____] Pari Passu Companion Loan. However, BANA intends to sell the [_____] Pari Passu Companion Loan in connection with a future securitization. In addition, with respect to [__] mortgage loan identified as "[_____]" on Annex A, representing approximately [__]% of the Initial Pool Balance, BANA is the holder of a related mezzanine loan secured by direct or indirect equity interests in the borrower under such mortgage loan.]

[BANA and certain other third party lenders provide warehouse financing to certain affiliates of [MORTGAGE LOAN SELLER] (the "Financing Affiliates") through various repurchase facilities and other lending arrangements. Some or all of the [MORTGAGE LOAN SELLER] Mortgage Loans are (or as of the securitization closing date may be) subject to such repurchase facilities and other lending arrangements. If such is the case at the time the certificates are issued, then [MORTGAGE LOAN SELLER] will use the proceeds from its sale of the [MORTGAGE LOAN SELLER] Mortgage Loans to the depositor to, among other things, acquire the financed [MORTGAGE LOAN SELLER] Mortgage Loans from the Financing Affiliates, and the Financing Affiliates will, in turn, use the funds that they receive from [MORTGAGE LOAN SELLER] to, among other things, reacquire or otherwise obtain the release of the warehoused [MORTGAGE LOAN SELLER] Mortgage Loans from the repurchase agreement counterparties or other types of lenders free and clear of any liens. As of [_____], BANA was the repurchase agreement counterparty with respect to [__] of the [MORTGAGE LOAN SELLER] Mortgage Loans, with an aggregate Cut-off Date Balance of $[_____]. The certificate administrator is the interim custodian of the loan documents with respect to [__] of the [MORTGAGE LOAN SELLER] Mortgage Loans, which have an aggregate Cut-off Date Balance of $[_____]. In addition, the certificate administrator acts as interim

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servicer with respect to [__] of the [MORTGAGE LOAN SELLER] Mortgage Loans, which have an aggregate Cut-off Date Balance of $[_____].]

[ADD SIMILAR DISCLOSURE, IF APPLICABLE, FOR OTHER SPONSORS OR MORTGAGE LOAN SELLERS]

[The certificate administrator is also the certificate administrator, the custodian, the certificate registrar and the 17g-5 information provider under the [_____] pooling and servicing agreement with respect to the [_____] Whole Loan.]

[The master servicer is also the master servicer under the [_____] pooling and servicing agreement with respect to the [_____] Whole Loan.]

[The asset representations reviewer is also the asset representations reviewer under the [_____] pooling and servicing agreement with respect to the [_____] Whole Loan.]

[The special servicer is an affiliate of the entity that is expected to purchase the [____] certificates (and may purchase certain other classes of certificates) and to be appointed as the initial Directing Certificateholder.]

See "*Risk Factors—Risks Related to Conflicts of Interest—Potential Conflicts of Interest of the Master Servicer and the Special Servicer*", "*—Potential Conflicts of Interest of the Asset Representations Reviewer*", "*—Potential Conflicts of Interest of the Directing Certificateholder and the Companion Loan Holders*" and "*—Risks Relating to the Mortgage Loans—Mortgaged Properties Leased to Borrowers or Borrower Affiliated Entities Also Have Risks*". For a description of certain other affiliations, relationships and related transactions, to the extent known and material, among the transaction parties, see the individual descriptions of the transaction parties under "Transaction Parties".

PENDING LEGAL PROCEEDINGS INVOLVING TRANSACTION PARTIES

While the sponsors have been involved in, and are currently involved in, certain litigation or potential litigation, including actions relating to repurchase claims, there are no legal proceedings pending, or any proceedings known to be contemplated by any governmental authorities, against the sponsors that are material to Certificateholders.

[For a description of certain other material legal proceedings pending against the transaction parties, see the individual descriptions of the transaction parties under "*Transaction Parties*".]

USE OF PROCEEDS

Certain of the net proceeds from the sale of the Offered Certificates, together with the net proceeds from the sale of the other certificates not being offered by this prospectus, will be used by the depositor to purchase the mortgage loans from the mortgage loan sellers and to pay certain expenses in connection with the issuance of the certificates. [If applicable, disclosure of the amount of expenses payable from offering proceeds, separately identifying the type and amount of expenses paid to each of the sponsor, servicer, depositor, issuing entity, originator, underwriter, or any affiliate of the foregoing will be included as required by Item 1107(j) of Regulation AB.]

YIELD AND MATURITY CONSIDERATIONS

Yield Considerations

General

The yield to maturity on the Offered Certificates will depend upon the price paid by the investors, the rate and timing of the distributions in reduction of the Certificate Balance or Notional Amount of the applicable class of Offered Certificates, the extent to which yield maintenance charges and prepayment premiums allocated to the class of Offered Certificates are collected, and the rate, timing and severity of losses on the Mortgage Loans and the extent to which such losses are allocable in reduction of the Certificate Balance or Notional Amount of the class of Offered Certificates, as well as prevailing interest rates at the time of payment or loss realization.

Rate and Timing of Principal Payments

The rate and amount of distributions in reduction of the Certificate Balance of any class of Offered Certificates that are also Principal Balance Certificates (other than Exchangeable Certificates) or Trust Components (and, therefore, the related Exchangeable Certificates)) or the Trust Components (and, therefore, the related Exchangeable Certificates and the yield to maturity of any class of Offered Certificates will be directly related to the rate of payments of principal (both scheduled and unscheduled) on the Mortgage Loans, as well as borrower defaults and the severity of losses occurring upon a default and the resulting rate and timing of collections made in connection with liquidations of Mortgage Loans due to these defaults. Principal payments on the Mortgage Loans will be affected by their amortization schedules, lockout periods, defeasance provisions, provisions relating to the release and/or application of earnout reserves, provisions requiring prepayments in connection with the release of real property collateral, requirements to pay yield maintenance charges or prepayment premiums in connection with principal payments, the dates on which balloon payments are due, incentives for a borrower to repay an ARD Loan by the related Anticipated Repayment Date, property release provisions, provisions relating to the application or release of earnout reserves, and any extensions of maturity dates by the master servicer or the special servicer. While voluntary prepayments of some Mortgage Loans are generally prohibited during applicable prepayment lockout periods, effective prepayments may occur if a sufficiently significant portion of a mortgaged property is lost due to casualty or condemnation. In addition, such distributions in reduction of Certificate Balances of the respective classes of Offered Certificates that are also Principal Balance Certificates (other than Exchangeable Certificates) or Trust Components (and, therefore, the related Exchangeable Certificates) may result from repurchases of, or substitutions for, Mortgage Loans made by the sponsors due to missing or defective documentation or breaches of representations and warranties with respect to the Mortgage Loans as described under "*Description of the Mortgage Loan Purchase Agreements*", purchases of the Mortgage Loans in the manner described under "*Pooling and Servicing Agreement—Termination; Retirement of Certificates*", and the exercise of purchase options by the holder of companion loan, a mezzanine loan, if any, or the holder of the [LOAN SPECIFIC CLASS] certificates. See "*Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan[—Purchase Option]*". To the extent a Mortgage Loan requires payment of a yield maintenance charge or prepayment premium in connection with a voluntary prepayment, any such yield maintenance charge or prepayment premium generally is not due in connection with a prepayment due to casualty or condemnation, is not included in the purchase price of a Mortgage Loan purchased or repurchased due to a breach of a representation or warranty or otherwise, and may not be enforceable or collectible upon a default.

Because the certificates with Notional Amounts are not entitled to distributions of principal, the yield on such certificates will be extremely sensitive to prepayments received in respect of the Mortgage Loans to the extent distributed to reduce the related Notional Amount of the applicable class of certificates. In addition, although the borrower under an ARD Loan may have certain incentives to prepay such ARD Loan on its Anticipated Repayment Date, we cannot assure you that the borrower will be able to prepay such ARD Loan on its related Anticipated Repayment Date. The failure of the borrower to prepay an ARD Loan on its Anticipated Repayment Date will not be an event of default under the terms of such ARD

Loan, and pursuant to the terms of the PSA, neither the master servicer nor the special servicer will be permitted to take any enforcement action with respect to the borrower's failure to pay Excess Interest until the scheduled maturity of such ARD Loan; *provided* that the master servicer or the special servicer, as the case may be, may take action to enforce the issuing entity's right to apply excess cash flow to principal in accordance with the terms of the respective ARD Loan documents. [With respect to the Class A-SB certificates, the extent to which the planned balances are achieved and the sensitivity of the Class A-SB certificates to principal prepayments of the Mortgage Loans will depend in part on the period of time during which the Class [__], Class [__], Class [__], Class [__], Class [__] and Class [__] certificates remain outstanding. As such, the Class A-SB certificates will become more sensitive to the rate of prepayments on the mortgage loans than they were when the Class [__], Class [__], Class [__], Class [__], Class [__] and Class [__] certificates were outstanding.]

The extent to which the yield to maturity of any class of Offered Certificates may vary from the anticipated yield will depend upon the degree to which the certificates are purchased at a discount or premium and when, and to what degree, payments of principal on the Mortgage Loans are in turn distributed on the certificates or, in the case of the [INTEREST-ONLY CLASSES] certificates with a Notional Amount, applied to reduce their Notional Amounts. An investor should consider, in the case of any certificate (other than a certificate with a Notional Amount) purchased at a discount, the risk that a slower than anticipated rate of principal payments on the Mortgage Loans could result in an actual yield to such investor that is lower than the anticipated yield and, in the case of any certificate purchased at a premium (including certificates with Notional Amounts), the risk that a faster than anticipated rate of principal payments could result in an actual yield to such investor that is lower than the anticipated yield. In general, the earlier a payment of principal on the Mortgage Loans is distributed or otherwise results in reduction of the Certificate Balance of a certificate purchased at a discount or premium, the greater will be the effect on an investor's yield to maturity. As a result, the effect on an investor's yield of principal payments distributed on an investor's certificates occurring at a rate higher (or lower) than the rate anticipated by the investor during any particular period would not be fully offset by a subsequent like reduction (or increase) in the rate of principal payments.

The yield on each of the classes of certificates that have a Pass-Through Rate equal to, limited by, or based on, the WAC Rate could (or in the case of any class of certificates with a Pass-Through Rate equal to, or based on, the WAC Rate, would) be adversely affected if Mortgage Loans with higher Mortgage Rates prepay faster than Mortgage Loans with lower Mortgage Rates. The Pass-Through Rates on these classes of certificates may be adversely affected by a decrease in the WAC Rate even if principal prepayments do not occur.

Losses and Shortfalls

The Certificate Balance or Notional Amount of any class of Offered Certificates may be reduced without distributions of principal as a result of the occurrence and allocation of Realized Losses, reducing the maximum amount distributable in respect of principal on the Offered Certificates that are Principal Balance Certificates as well as the amount of interest that would have otherwise been payable on the Offered Certificates in the absence of such reduction. In general, a Realized Loss occurs when the principal balance of a Mortgage Loan is reduced without an equal distribution to applicable Certificateholders in reduction of the Certificate Balances of the certificates and the Trust Components (and, therefore, the Exchangeable Certificates). Realized Losses may occur in connection with a default on a Mortgage Loan, acceptance of a discounted pay-off, the liquidation of the related Mortgaged Properties, a reduction in the principal balance of a Mortgage Loan by a bankruptcy court or pursuant to a modification, a recovery by the master servicer or trustee of a Nonrecoverable Advance on a Distribution Date or the incurrence of certain unanticipated or default-related costs and expenses (such as interest on Advances, Workout Fees, Liquidation Fees and Special Servicing Fees). Any reduction of the Certificate Balances of the classes of certificates and the Trust Components indicated in the table below as a result of the application of Realized Losses will also reduce the Notional Amount of the related certificates.

Interest-Only Class of Certificates	Class Notional Amount	Underlying Class or Trust Components

Certificateholders are not entitled to receive distributions of Periodic Payments when due except to the extent they are either covered by a P&I Advance or actually received. Consequently, any defaulted Periodic Payment for which no such P&I Advance is made will tend to extend the weighted average lives of the Offered Certificates, whether or not a permitted extension of the due date of the related Mortgage Loan has been completed.

Losses and shortfalls on any AB Whole Loan and Prepayment Interest Shortfalls for each Distribution Date with respect to an AB Whole Loan will generally be allocated *first* to the related Subordinate Companion Loan (and, in the case of the Trust Subordinate Companion Loan, correspondingly, the [LOAN-SPECIFIC CLASS] certificates to the extent not covered by the master servicer's Compensating Interest Payment for such Distribution Date in the case of any Prepayment Interest Shortfall) and *then* to the related Mortgage Loan (and correspondingly to the Pooled Certificates to the extent not covered by the master servicer's Compensating Interest Payment for such Distribution Date in the case of any Prepayment Interest Shortfall).

Certain Relevant Factors Affecting Loan Payments and Defaults

The rate and timing of principal payments and defaults and the severity of losses on the Mortgage Loans may be affected by a number of factors, including, without limitation, the availability of credit for commercial or multifamily real estate, prevailing interest rates, the terms of the Mortgage Loans (for example, due-on-sale clauses, lockout periods or yield maintenance charges, release of property provisions, amortization terms that require balloon payments and incentives for a borrower to repay its mortgage loan by an anticipated repayment date), the demographics and relative economic vitality of the areas in which the Mortgaged Properties are located and the general supply and demand for rental properties in those areas, the quality of management of the Mortgaged Properties, the servicing of the Mortgage Loans, possible changes in tax laws and other opportunities for investment. See "*Risk Factors*" and "*Description of the Mortgage Pool*".

The rate of prepayment on the pool of Mortgage Loans is likely to be affected by prevailing market interest rates for Mortgage Loans of a comparable type, term and risk level as the Mortgage Loans. When the prevailing market interest rate is below a mortgage interest rate, a borrower may have an increased incentive to refinance its Mortgage Loan. [Even in the case of floating rate Mortgage Loans, as prevailing market interest rates decline, and without regard to whether the mortgage interest rates on the floating rate Mortgage Loans decline in a manner consistent with market interest rates, the related borrowers may have an increased incentive to refinance for purposes of either (1) converting to a fixed rate loan and thereby "locking in" that rate or (2) taking advantage of a different index, margin or rate cap or floor on another floating rate Mortgage Loan.] Although the Mortgage Loans contain provisions designed to mitigate the likelihood of an early loan repayment, we cannot assure you that the related borrowers will refrain from prepaying their Mortgage Loans due to the existence of these provisions, or that involuntary prepayments will not occur. See "*Description of the Mortgage Pool—Certain Terms of the Mortgage Loans*".

With respect to certain Mortgage Loans, the related Mortgage Loan documents allow for the sale of individual properties and the severance of the related debt and the assumption by the transferee of such portion of the Mortgage Loan as-is allocable to the individual property acquired by that transferee, subject to the satisfaction of certain conditions. In addition, with respect to certain Mortgage Loans, the related Mortgage Loan documents allow for partial releases of individual Mortgaged Properties during a lockout period or during such time as a yield maintenance charge would otherwise be payable, which could result in a prepayment of a portion of the initial principal balance of the related Mortgage Loan without payment of a yield maintenance charge or prepayment premium. Additionally, in the case of a partial release of an individual Mortgaged Property, the related release amount in many cases is greater than the allocated loan amount for the Mortgaged Property being released, which would result in a greater than proportionate paydown of the Mortgage Loan. See "*Description of the Mortgage Pool—Certain Terms of the Mortgage Loans—Partial Releases*".

Depending on prevailing market interest rates, the outlook for market interest rates and economic conditions generally, some borrowers may sell Mortgaged Properties in order to realize their equity in the Mortgaged Property, to meet cash flow needs or to make other investments. In addition, some borrowers may be motivated by federal and state tax laws (which are subject to change) to sell Mortgaged Properties prior to the exhaustion of tax depreciation benefits.

We make no representation as to the particular factors that will affect the rate and timing of prepayments and defaults on the Mortgage Loans, as to the relative importance of those factors, as to the percentage of the principal balance of the Mortgage Loans that will be prepaid or as to which a default will have occurred as of any date or as to the overall rate of prepayment or default on the Mortgage Loans.

Delay in Payment of Distributions

Because each monthly distribution is made on each Distribution Date, which is at least [__] days after the end of the related Interest Accrual Period for the certificates, the effective yield to the holders of such certificates will be lower than the yield that would otherwise be produced by the applicable Pass-Through Rates and purchase prices (assuming the prices did not account for the delay).

Yield on the Certificates with Notional Amounts

The yield to maturity of the certificates with Notional Amounts will be highly sensitive to the rate and timing of reductions made to the Certificate Balances of the classes of certificates indicated in the table below and the related Trust Component, including by reason of prepayments and principal losses on the Mortgage Loans and other factors described above. The yield to maturity of the certificates with Notional Amounts will be highly sensitive to the rate and timing of reductions made to the Certificate Balances of the related certificates indicated in the table below and the related Trust Component, including by reason of prepayments and principal losses on the Mortgage Loans and other factors described above.

Interest-Only Class of Certificates	Class Notional Amount	Underlying Class or Trust Components

Any optional termination by the holders of the Controlling Class, the special servicer, the master servicer or the holders of the Class R certificates would result in prepayment in full of the Offered Certificates and would have an adverse effect on the yield of a class of the certificates with Notional Amounts because a termination would have an effect similar to a principal prepayment in full of the Mortgage Loans and, as a result, investors in these certificates and any other Offered Certificates purchased at premium might not fully recoup their initial investment. See "*Pooling and Servicing Agreement—Termination; Retirement of Certificates*".

Investors in the certificates with Notional Amounts should fully consider the associated risks, including the risk that an extremely rapid rate of prepayment or other liquidation of the Mortgage Loans could result in the failure of such investors to recoup fully their initial investments.

Weighted Average Life

The weighted average life of a Regular Certificate and the Class [EC] certificates refers to the average amount of time that will elapse from the date of its issuance until each dollar allocable to principal

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of the certificate is distributed to the related investor. The weighted average life of a Regular Certificate and the Class [EC] certificates will be influenced by, among other things, the rate at which principal on the mortgage loans is paid or otherwise received, which may be in the form of scheduled amortization, voluntary prepayments, Insurance and Condemnation Proceeds and Liquidation Proceeds. Distributions among the various classes of certificates will be made as set forth under "*Description of the Certificates—Distributions—Priority of Distributions*".

Prepayments on Mortgage Loans may be measured by a prepayment standard or model. The "Constant Prepayment Rate" or "CPR" model represents an assumed constant annual rate of prepayment each month, expressed as a *per annum* percentage of the then-scheduled principal balance of the pool of Mortgage Loans (or, with respect to an AB Whole Loan, the related Mortgage Loan). The "CPY" model represents an assumed CPR prepayment rate after any applicable lockout period, any applicable period in which defeasance is permitted and any applicable yield maintenance period. The model used in this prospectus is the CPY model. As used in each of the following tables, the column headed "0% CPY" assumes that none of the Mortgage Loans is prepaid before its maturity date or Anticipated Repayment Date, as the case may be. The columns headed ["25% CPY", "50% CPY", "75% CPY"] and "100% CPY" assume that prepayments on the Mortgage Loans are made (or, with respect to an AB Whole Loan, principal is allocated to the related Mortgage Loan) at those levels of CPR following the expiration of any applicable lockout period, any applicable period in which defeasance is permitted and any applicable yield maintenance period (except as described below). We cannot assure you, however, that prepayments of the Mortgage Loans (or, with respect to an AB Whole Loan, the related Mortgage Loan) will conform to any level of CPY, and we make no representation that the Mortgage Loans will prepay at the levels of CPY shown or at any other prepayment rate.

The following tables indicate the percentage of the initial Certificate Balance of each class of the Offered Certificates that would be outstanding after each of the dates shown at various CPYs and the corresponding weighted average life of each class of Offered Certificates. The tables have been prepared on the basis of the following assumptions (the "Modeling Assumptions"), among others:

- scheduled Periodic Payments including payments due at maturity or anticipated repayment date of principal and/or interest on the Mortgage Loans will be received on a timely basis and will be distributed on the [__] day of the related month, beginning in [_____];

- the Mortgage Rate in effect for each Mortgage Loan as of the Cut-off Date will remain in effect to the related maturity date or Anticipated Repayment Date, as the case may be, and will be adjusted as required pursuant to the definition of Mortgage Rate;

- the Mortgage Loan sellers will not be required to repurchase any Mortgage Loan, and none of the holders of the Controlling Class (or any other Certificateholder), the special servicer, the master servicer or the holders of the Class R certificates will exercise its option to purchase all the Mortgage Loans and thereby cause an early termination of the issuing entity and no holder of any [LOAN-SPECIFIC CLASS] certificates, subordinate companion loan, mezzanine debt or other indebtedness will exercise its option to purchase the related Mortgage Loan;

- any principal prepayments on the Mortgage Loans will be received on their respective Due Dates after the expiration of any applicable lockout period, any applicable period in which defeasance is permitted, and any applicable yield maintenance period, in each case, at the respective levels of CPY set forth in the tables (without regard to any limitations in such Mortgage Loans on partial voluntary principal prepayment);

- no Prepayment Interest Shortfalls are incurred and no prepayment premiums or yield maintenance charges are collected;

- the Closing Date occurs on [_____];

- each ARD Loan prepays in full on the related Anticipated Repayment Date;

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- the Pass-Through Rates, initial Certificate Balances and initial Notional Amount of the respective classes of Offered Certificates are as described in this prospectus;

- the Administrative Cost Rate is calculated on the Stated Principal Balance of the Mortgage Loans and in the same manner as interest is calculated on the Mortgage Loans;

- no reserves, earnouts, holdbacks, insurance proceeds or condemnation proceeds are applied to prepay any related Mortgage Loan in whole or in part;

- no additional trust fund expenses are incurred;

- no property releases (or related re-amortizations) occur;

- the optional termination is not exercised;

- the Certificate Balance of the Class [EC] certificates at all times equals the aggregate of the Certificate Balances of the Exchangeable Certificates; and

- there are no modifications or maturity date extensions in respect of the Mortgage Loans.

To the extent that the Mortgage Loans have characteristics that differ from those assumed in preparing the tables set forth below, a class of Offered Certificates may mature earlier or later than indicated by the tables. The tables set forth below are for illustrative purposes only and it is highly unlikely that the Mortgage Loans will actually prepay at any constant rate until maturity or that all the Mortgage Loans will prepay at the same rate. In addition, variations in the actual prepayment experience and the balance of the Mortgage Loans that prepay may increase or decrease the percentages of initial Certificate Balances (and weighted average lives) shown in the following tables. These variations may occur even if the average prepayment experience of the Mortgage Loans were to equal any of the specified CPY percentages. Investors should not rely on the prepayment assumptions set forth in this prospectus and are urged to conduct their own analyses of the rates at which the Mortgage Loans may be expected to prepay, based on their own assumptions. Based on the foregoing assumptions, the following tables indicate the resulting weighted average lives of each class of Offered Certificates and set forth the percentage of the initial Certificate Balance of the class of the certificate that would be outstanding after each of the dates shown at the indicated CPYs.

**Percent of the Initial Certificate Balance
of the Class [___] Certificates at the Respective CPYs
Set Forth Below:**

Distribution Date	0% CPY	25% CPY	50% CPY	75% CPY	100% CPY
Initial Percentage	100%	100%	100%	100%	100%

Weighted Average Life (years)[1]..........

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[1] The weighted average life of the Class [__] certificates is determined by (a) multiplying the amount of each principal distribution on it by the number of years from the date of issuance of the Class [__] certificates to the related Distribution Date, (b) summing the results and (c) dividing the sum by the aggregate amount of the reductions in the principal balance of the Class [__] certificates.

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Percent of the Initial Certificate Balance
of the Class [__] Certificates at the Respective CPYs
Set Forth Below:

Distribution Date	0% CPY	25% CPY	50% CPY	75% CPY	100% CPY
Initial Percentage	100%	100%	100%	100%	100%

Weighted Average Life (years)[1].........

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[1] The weighted average life of the Class [__] certificates is determined by (a) multiplying the amount of each principal distribution on it by the number of years from the date of issuance of the Class [__] certificates to the related Distribution Date, (b) summing the results and (c) dividing the sum by the aggregate amount of the reductions in the principal balance of the Class [__] certificates.

Percent of the Initial Certificate Balance
of the Class [EC] Certificates at the Respective CPYs
Set Forth Below:

Distribution Date	0% CPY	25% CPY	50% CPY	75% CPY	100% CPY
Initial Percentage	100%	100%	100%	100%	100%

Weighted Average Life (years)[1].........

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[1] The weighted average life of the Class [__] certificates is determined by (a) multiplying the amount of each principal distribution on it by the number of years from the date of issuance of the Class [__] certificates to the related Distribution Date, (b) summing the results and (c) dividing the sum by the aggregate amount of the reductions in the principal balance of the Class [__] certificates.

Pre-Tax Yield to Maturity Tables

The following tables indicate the approximate pre-tax yield to maturity on a corporate bond equivalent basis on the Offered Certificates for the specified CPYs based on the assumptions set forth under "—*Weighted Average Life*" above. It was further assumed that the purchase price of the Offered Certificates is as specified in the tables below, expressed as a percentage of the initial Certificate Balance or Notional Amount, as applicable, plus accrued interest from [_____] to the Closing Date.

The yields set forth in the following tables were calculated by determining the monthly discount rates that, when applied to the assumed streams of cash flows to be paid on the applicable class of Offered Certificates, would cause the discounted present value of such assumed stream of cash flows to equal the assumed purchase price of such class, and by converting such monthly rates to semi-annual corporate bond equivalent rates. Such calculations do not take into account shortfalls in collection of interest due to prepayments (or other liquidations) of the Mortgage Loans or the interest rates at which investors may be able to reinvest funds received by them as distributions on the applicable class of certificates (and, accordingly, do not purport to reflect the return on any investment in the applicable class of Offered Certificates when such reinvestment rates are considered).

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The characteristics of the Mortgage Loans may differ from those assumed in preparing the tables below. In addition, we cannot assure you that the Mortgage Loans will prepay in accordance with the above assumptions (or, with respect to an AB Whole Loan, amounts will be allocated to the related Mortgage Loan in accordance with the above assumptions) at any of the rates shown in the tables or at any other particular rate, that the cash flows on the applicable class of Offered Certificates will correspond to the cash flows shown in this prospectus or that the aggregate purchase price of such class of Offered Certificates will be as assumed. In addition, it is unlikely that the Mortgage Loans will prepay in accordance with the above assumptions at any of the specified CPYs until maturity or that all the Mortgage Loans will so prepay at the same rate. Timing of changes in the rate of prepayments may significantly affect the actual yield to maturity to investors, even if the average rate of principal prepayments is consistent with the expectations of investors. Investors must make their own decisions as to the appropriate prepayment assumption to be used in deciding whether to purchase any class of Offered Certificates.

For purposes of this prospectus, prepayment assumptions with respect to the Mortgage Loans are presented in terms of the CPY model described under "—*Weighted Average Life*" above.

Pre-Tax Yield to Maturity for the Class [__] Certificates

Assumed Purchase Price (% of Initial Certificate Balance of Class [__] certificates)	Prepayment Assumption (CPY)				
	0% CPY	25% CPY	50% CPY	75% CPY	100% CPY

Pre-Tax Yield to Maturity for the Class [__] Certificates

Assumed Purchase Price (% of Initial Certificate Balance of Class [__] certificates)	Prepayment Assumption (CPY)				
	0% CPY	25% CPY	50% CPY	75% CPY	100% CPY

Pre-Tax Yield to Maturity for the [INTEREST-ONLY CLASS] Certificates

Assumed Purchase Price (% of Initial Notional Amount of [INTEREST-ONLY CLASS] certificates)	Prepayment Assumption (CPY)				
	0% CPY	25% CPY	50% CPY	75% CPY	100% CPY

Pre-Tax Yield to Maturity for the [INTEREST-ONLY CLASS] Certificates

Assumed Purchase Price (% of Initial Notional Amount of [INTEREST-ONLY CLASS] certificates)	Prepayment Assumption (CPY)				
	0% CPY	25% CPY	50% CPY	75% CPY	100% CPY

Pre-Tax Yield to Maturity for the Class [EC] Certificates

Assumed Purchase Price (% of Initial Certificate Balance of Class [EC] Certificates)	Prepayment Assumption (CPY)				
	0% CPY	25% CPY	50% CPY	75% CPY	100% CPY

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

General

The following is a general discussion of the anticipated material federal income tax consequences of the purchase, ownership and disposition of the certificates. The discussion below does not purport to address all federal income tax consequences that may be applicable to particular categories of investors (such as banks, insurance companies, securities dealers, foreign persons, investors whose functional currency is not the U.S. dollar, and investors that hold the certificates as part of a "straddle" or "conversion transaction"), some of which may be subject to special rules. The authorities on which this discussion is based are subject to change or differing interpretations, and any such change or interpretation could apply retroactively. This discussion reflects the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), as well as regulations (the "REMIC Regulations") promulgated by the U.S. Department of the Treasury and the IRS. Investors are encouraged to consult their tax advisors in determining the federal, state, local or any other tax consequences to them of the purchase, ownership and disposition of the certificates.

One or more separate real estate mortgage investment conduit ("REMIC") elections will be made with respect to designated portions of the issuing entity (the "Subordinate Companion Loan REMIC", the "Lower-Tier REMIC" (and, together with the Subordinate Companion Loan REMIC, the "Lower-Tier REMICs") and the "Upper-Tier REMIC", and, together, the "Trust REMICs"). The Lower-Tier REMICs will hold the Mortgage Loans [[FOR ARD LOANS] (excluding Excess Interest)] and certain other assets and will issue (i) one or more classes of regular interests (the "Lower-Tier Regular Interests") to another Lower-Tier REMIC or to the Upper-Tier REMIC and (ii) an uncertificated interest represented by the Class R certificates as the sole class of "residual interests" in each Lower-Tier REMIC.

The Upper-Tier REMIC will hold the Lower-Tier Regular Interests and will issue (i) the [SPECIFY CLASSES certificates] [[FOR EXCHANGEABLE CERTIFICATES] and each Trust Component], each representing a regular interest in the Upper-Tier REMIC (the "Regular Interests") and (ii) an uncertificated interest represented by the Class R certificates as the sole class of "residual interest" in the Upper-Tier REMIC. [INSERT DISCLOSURES REGARDING UPPER-TIER REGULAR INTEREST FOR FLOATING RATE SWAP, IF APPLICABLE.]

Qualification as a REMIC requires ongoing compliance with certain conditions. Assuming (i) the making of appropriate elections, (ii) compliance with the PSA [and any other governing documents], and (iii) compliance with any changes in the law, including any amendments to the Code or applicable Treasury regulations thereunder, in the opinion of [___], special tax counsel to the depositor, (a) each Trust REMIC will qualify as a REMIC on the Closing Date and thereafter, (b) each of the Lower-Tier Regular Interests will constitute a "regular interest" in the related Lower-Tier REMIC, (c) each of the Regular Interests will constitute a "regular interest" in the Upper-Tier REMIC and (d) the Class R certificates will evidence the sole class of "residual interests" in each Trust REMIC.

[In addition, in the opinion of [___], special tax counsel to the depositor, (i) [[FOR ARD LOANS] Excess Interest and the related distribution account] [[FOR EXCHANGEABLE CERTIFICATES] the Trust Components and the related distribution account] will be treated as a grantor trust (the "Grantor Trust") for federal income tax purposes under subpart E, part I of subchapter J of the Code, and (ii)[FOR ARD LOANS] the [ARD CLASS] certificates will represent undivided beneficial interests in the Excess Interest and the related distribution account] [[FOR EXCHANGEABLE CERTIFICATES] each class of Exchangeable Certificates will represent undivided beneficial interests in their respective Percentage Interests of the related Trust Component or Trust Components and related amounts in the related distribution account.].] [INSERT DISCLOSURES REGARDING UPPER-TIER REGULAR INTEREST FOR FLOATING RATE SWAP TO BE INSERTED, IF APPLICABLE.]

Qualification as a REMIC

In order for each Trust REMIC to qualify as a REMIC, there must be ongoing compliance on the part of such Trust REMIC with the requirements set forth in the Code. Each Trust REMIC must fulfill an asset test, which requires that no more than a *de minimis* portion of the assets of such Trust REMIC, as of the close of the third calendar month beginning after the Closing Date (which for purposes of this discussion is the date of the issuance of the Regular Interests, the "Startup Day") and at all times thereafter, may consist of assets other than "qualified mortgages" and "permitted investments." The REMIC Regulations provide a safe harbor pursuant to which the *de minimis* requirements will be met if at all times the aggregate adjusted basis of the nonqualified assets is less than 1% of the aggregate adjusted basis of all such Trust REMIC's assets. Each Trust REMIC also must provide "reasonable arrangements" to prevent its residual interest from being held by "disqualified organizations" or their agents and must furnish

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applicable tax information to transferors or agents that violate this restriction. The PSA will provide that no legal or beneficial interest in the Class R certificates may be transferred or registered unless certain conditions, designed to prevent violation of this restriction, are met. Consequently, it is expected that each Trust REMIC will qualify as a REMIC at all times that any of the Regular Interests are outstanding.

A qualified mortgage is any obligation that is principally secured by an interest in real property and that is either transferred to a REMIC on the Startup Day or is purchased by a REMIC within a three month period thereafter pursuant to a fixed price contract in effect on the Startup Day. Qualified mortgages include (i) whole mortgage loans such as the Mortgage Loans; *provided* that, in general, (a) the fair market value of the real property security (including buildings and structural components of the real property security) is at least 80% of the aggregate principal balance of such Mortgage Loan either at origination or as of the Startup Day (a loan-to-value ratio of not more than 125% with respect to the real property security) or (b) substantially all the proceeds of the Mortgage Loan or the underlying mortgages were used to acquire, improve or protect an interest in real property that, at the date of origination, was the only security for the Mortgage Loan, and (ii) regular interests in another REMIC, such as the Lower-Tier Regular Interests that will be held by another Lower-Tier REMIC or the Upper-Tier REMIC, as applicable. If a Mortgage Loan was not in fact principally secured by real property or is otherwise not a qualified mortgage, it must be disposed of within 90 days of discovery of such defect, or otherwise ceases to be a qualified mortgage after such 90-day period.

Permitted investments include "cash flow investments", "qualified reserve assets" and "foreclosure property". A cash flow investment is an investment, earning a return in the nature of interest, of amounts received on or with respect to qualified mortgages for a temporary period, not exceeding 13 months, until the next scheduled distribution to holders of interests in the Trust REMICs. A qualified reserve asset is any intangible property held for investment that is part of any reasonably required reserve maintained by the REMIC to provide for payments of expenses of the REMIC or amounts due on the regular or residual interests in the event of defaults (including delinquencies) on the qualified mortgages, lower than expected reinvestment returns, Prepayment Interest Shortfalls and certain other contingencies. [The Trust REMICs will not hold any qualified reserve assets.] Foreclosure property is real property acquired by a REMIC in connection with the default or imminent default of a qualified mortgage and maintained by the REMIC in compliance with applicable rules and personal property that is incidental to such real property; *provided* that the mortgage loan sellers had no knowledge or reason to know, as of the Startup Day, that such a default had occurred or would occur. Foreclosure property may generally not be held after the close of the third calendar year beginning after the date the issuing entity acquires such property, with one extension that may be granted by the IRS.

A mortgage loan held by a REMIC will fail to be a qualified mortgage if it is "significantly modified" unless default is "reasonably foreseeable" or where the servicer believes there is a "significant risk of default" upon maturity of the mortgage loan or at an earlier date, and that by making such modification the risk of default is substantially reduced. A mortgage loan held by a REMIC will not be considered to have been "significantly modified" following the release of the lien on a portion of the real property collateral if (a) the release is pursuant to a defeasance permitted under the mortgage loan documents that occurs more than two years after the startup day of the REMIC or (b) following the release the loan-to-value ratio for the mortgage loan is not more than 125% with respect to the real property security. Furthermore, if the release is not pursuant to a defeasance and following the release the loan-to-value ratio for the mortgage loan is greater than 125%, the mortgage loan will continue to be a qualified mortgage if the release is part of a "qualified paydown transaction" in accordance with Revenue Procedure 2010-30.

In addition to the foregoing requirements, the various interests in a REMIC also must meet certain requirements. All of the interests in a REMIC must be either of the following: (i) one or more classes of regular interests or (ii) a single class of residual interests on which distributions, if any, are made *pro rata*. A regular interest is an interest in a REMIC that is issued on the Startup Day with fixed terms, is designated as a regular interest, and unconditionally entitles the holder to receive a specified principal amount (or other similar amount), and provides that interest payments (or other similar amounts), if any, at or before maturity either are payable based on a fixed rate or a qualified variable rate, or consist of a specified, nonvarying portion of the interest payments on the qualified mortgages. The rate on the

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specified portion may be a fixed rate, a variable rate, or the difference between one fixed or qualified variable rate and another fixed or qualified variable rate. The specified principal amount of a regular interest that provides for interest payments consisting of a specified, nonvarying portion of interest payments on qualified mortgages may be zero. An interest in a REMIC may be treated as a regular interest even if payments of principal with respect to such interest are subordinated to payments on other regular interests or the residual interest in the REMIC, and are dependent on the absence of defaults or delinquencies on qualified mortgages or permitted investments, lower than reasonably expected returns on permitted investments, expenses incurred by REMIC or Prepayment Interest Shortfalls. A residual interest is an interest in a REMIC other than a regular interest that is issued on the Startup Day that is designated as a residual interest. Accordingly, each of the Lower-Tier Regular Interests will constitute a class of regular interests in the related Lower-Tier REMIC, each class of the Regular Interests will constitute a class of regular interests in the Upper-Tier REMIC, and the Class R certificates will represent the sole class of residual interest in each Trust REMIC.

If an entity fails to comply with one or more of the ongoing requirements of the Code for status as a REMIC during any taxable year, the Code provides that the entity or applicable portion of it will not be treated as a REMIC for such year and thereafter. In this event, any entity with debt obligations with two or more maturities, such as the Trust REMICs, may be treated as a separate association taxable as a corporation under Treasury regulations, and the certificates may be treated as equity interests in that association. The Code, however, authorizes the Treasury Department to issue regulations that address situations where failure to meet one or more of the requirements for REMIC status occurs inadvertently and in good faith. Investors should be aware, however, that the Conference Committee Report to the Tax Reform Act of 1986 (the "1986 Act") indicates that the relief may be accompanied by sanctions, such as the imposition of a corporate tax on all or a portion of a REMIC's income for the period of time in which the requirements for REMIC status are not satisfied.

Status of Certificates

Certificates held by a real estate investment trust will constitute "real estate assets" within the meaning of Code Section 856(c)(5)(B), and interest (including original issue discount) on the Regular Interests and income on the Class R certificates will be considered "interest on obligations secured by mortgages on real property or on interests in real property" within the meaning of Code Section 856(c)(3)(B) in the same proportion that, for both purposes, the assets of the issuing entity would be so treated. If at all times 95% or more of the assets of the issuing entity qualify for each of the foregoing treatments, the Regular Interests will qualify for the corresponding status in their entirety. For purposes of Code Section 856(c)(5)(B), payments of principal and interest on the Mortgage Loans that are reinvested pending distribution to holders of Regular Interests qualify for such treatment. For the purposes of the foregoing determinations, the Trust REMICs will be treated as a single REMIC. Certificates held by a domestic building and loan association will be treated as "loans . . . secured by an interest in real property which is . . . residential real property" within the meaning of Code Section 7701(a)(19)(C)(v) or as other assets described in Code Section 7701(a)(19)(C) only to the extent the Mortgage Loans are secured by residential real property. As of the Cut-off Date, [__] of the Mortgaged Properties securing [__] Mortgage Loans representing [__]% of the Initial Pool Balance, are multifamily properties. Holders of Regular Interests should consult their tax advisors whether the foregoing percentage or some other percentage applies to their Regular Interests. In addition, Mortgage Loans that have been defeased with government securities will not qualify for such treatment. Regular Interests will be "qualified mortgages" within the meaning of Code Section 860G(a)(3) for another REMIC. Moreover, Regular Interests held by certain financial institutions will constitute an "evidence of indebtedness" within the meaning of Code Section 582(c)(1).

Taxation of Regular Interests

General

Each class of Regular Interests (whether held directly or indirectly) represents one or more regular interests in the Upper-Tier REMIC. In general, interest, original issue discount and market discount on a

Regular Interest will be treated as ordinary income to the holder of a Regular Interest (a "Regular Interestholder"), and principal payments on a Regular Interest will be treated as a return of capital to the extent of the Regular Interestholder's basis in the Regular Interest. The Regular Interests will represent newly originated debt instruments for federal income tax purposes. Regular Interestholders must use the accrual method of accounting with regard to the Regular Interests, regardless of the method of accounting otherwise used by such Regular Interestholders.

Original Issue Discount

Holders of Regular Interests issued with original issue discount generally must include original issue discount in ordinary income for federal income tax purposes as it accrues in accordance with the constant yield method, which takes into account the compounding of interest, in advance of receipt of the cash attributable to such income. The following discussion is based in part on temporary and final Treasury regulations (the "OID Regulations") under Code Sections 1271 through 1273 and 1275 and in part on the provisions of the 1986 Act. Regular Interestholders should be aware, however, that the OID Regulations do not adequately address certain issues relevant to prepayable securities, such as the Regular Interests. To the extent such issues are not addressed in the OID Regulations, the certificate administrator will apply the methodology described in the Conference Committee Report to the 1986 Act. No assurance can be *provided* that the IRS will not take a different position as to those matters not currently addressed by the OID Regulations. Moreover, the OID Regulations include an anti-abuse rule allowing the IRS to apply or depart from the OID Regulations if necessary or appropriate to ensure a reasonable tax result in light of the applicable statutory provisions. A tax result will not be considered unreasonable under the anti-abuse rule, however, in the absence of a substantial effect on the present value of a taxpayer's tax liability. Investors are advised to consult their own tax advisors as to the discussion in this prospectus and the appropriate method for reporting interest and original issue discount with respect to the Regular Interests.

Each Regular Interest [, except to the extent described below with respect to a Regular Interest on which principal is distributed by random lot ("Random Lot Certificates"),] will be treated as an installment obligation for purposes of determining the original issue discount includible in a Regular Interestholder's income. The total amount of original issue discount on a Regular Interest is the excess of the "stated redemption price at maturity" of the Regular Interest over its "issue price". The issue price of a class of Regular Interests is the first price at which a substantial amount of Regular Interests of such class is sold to investors (excluding bond houses, brokers and underwriters) [[FOR FLOATING RATE SWAP AGREEMENTS], as adjusted, in the case of the [FLOATING RATE CLASS] certificates, for any Swap Premium paid or received as described under "—*Taxation of the Swap Contract*" below]. Although unclear under the OID Regulations, the certificate administrator will treat the issue price of Regular Interests for which there is no substantial sale as of the issue date as the fair market value of such Regular Interests as of the issue date. The issue price of the Regular Interests also includes the amount paid by an initial Regular Interestholder for accrued interest that relates to a period prior to the issue date of such class of Regular Interests. The stated redemption price at maturity of a Regular Interest is the sum of all payments provided by the debt instrument other than any qualified stated interest payments. Under the OID Regulations, qualified stated interest generally means interest payable at a single fixed rate or a qualified variable rate; *provided* that such interest payments are unconditionally payable at intervals of one year or less during the entire term of the obligation. Because there is no penalty or default remedy in the case of nonpayment of interest with respect to a Regular Interest, it is possible that no interest on any class of Regular Interests will be treated as qualified stated interest. However, because the Mortgage Loans provide for remedies in the event of default, the certificate administrator will treat all payments of stated interest on the Regular Interests (other than the [INTEREST-ONLY CLASS] Certificates) as qualified stated interest (other than accrued interest distributed on the first Distribution Date for the number of days that exceed the interval between the Closing Date and the first Distribution Date). [Based upon the anticipated issue price of each such class and a stated redemption price equal to the par amount of each such class (plus such excess interest accrued thereon), it is anticipated that the Class [__] certificates will be issued with original issue discount for federal income tax purposes.]

It is anticipated that the certificate administrator will treat each class of [INTEREST-ONLY CLASS] certificates as having no qualified stated interest. Accordingly, such classes will be considered to be issued with original issue discount in an amount equal to the excess of all distributions of interest expected to be received on such classes over their respective issue prices (including interest accrued prior to the Closing Date). Any “negative” amounts of original issue discount on such classes attributable to rapid prepayments with respect to the Mortgage Loans will not be deductible currently. The holder of a [INTEREST-ONLY CLASS] certificate may be entitled to a deduction for a loss, which may be a capital loss, to the extent it becomes certain that such holder will not recover a portion of its basis in such class, assuming no further prepayments. In the alternative, it is possible that rules similar to the “noncontingent bond method” of the contingent interest rules of the OID Regulations may be promulgated with respect to such classes. Unless and until required otherwise by applicable authority, it is not anticipated that the contingent interest rules will apply.

Under a *de minimis* rule, original issue discount on a Regular Interest will be considered to be zero if such original issue discount is less than 0.25% of the stated redemption price at maturity of the Regular Interest multiplied by the weighted average maturity of the Regular Interest. For this purpose, the weighted average maturity of the Regular Interest is computed as the sum of the amounts determined by multiplying the number of full years (*i.e.*, rounding down partial years) from the issue date until each distribution in reduction of stated redemption price at maturity is scheduled to be made by a fraction, the numerator of which is the amount of each distribution included in the stated redemption price at maturity of the Regular Interest and the denominator of which is the stated redemption price at maturity or anticipated repayment date of the Regular Interest. The Conference Committee Report to the 1986 Act provides that the schedule of such distributions should be determined in accordance with the assumed rate of prepayment on the Mortgage Loans used in pricing the transaction, *i.e.*, Scenario [_] [[FOR ARD LOANS]; *provided* that it is assumed that the ARD Loan prepays on its anticipated repayment date] (the “<u>Prepayment Assumption</u>”). See “*Yield and Maturity Considerations—Weighted Average Life*”. Holders generally must report *de minimis* original issue discount *pro rata* as principal payments are received, and such income will be capital gain if the Regular Interest is held as a capital asset. Under the OID Regulations, however, Regular Interestholders may elect to accrue all *de minimis* original issue discount, as well as market discount and premium, under the constant yield method. See “*—Election To Treat All Interest Under the Constant Yield Method*” below. [It is anticipated that the Class [__] certificates will be issued with *de minimis* original issue discount for federal income tax purposes.]

A holder of a Regular Interest issued with original issue discount generally must include in gross income for any taxable year the sum of the “<u>daily portions</u>”, as defined below, of the original issue discount on the Regular Interest accrued during an accrual period for each day on which it holds the Regular Interest, including the date of purchase but excluding the date of disposition. With respect to each such Regular Interest, a calculation will be made of the original issue discount that accrues during each successive full accrual period that ends on the day prior to each Distribution Date with respect to the Regular Interests, assuming that prepayments and extensions with respect to the Mortgage Loans will be made in accordance with the Prepayment Assumption. The original issue discount accruing in a full accrual period will be the excess, if any, of (i) the sum of (a) the present value of all of the remaining distributions to be made on the Regular Interest as of the end of that accrual period and (b) the distributions made on the Regular Interest during the accrual period that are included in the Regular Interest’s stated redemption price at maturity, over (ii) the adjusted issue price of the Regular Interest at the beginning of the accrual period. The present value of the remaining distributions referred to in the preceding sentence is calculated based on (i) the yield to maturity of the Regular Interest as of the Startup Day, (ii) events (including actual prepayments) that have occurred prior to the end of the accrual period, [(iii) the assumption that the value of LIBOR used to compute the initial Pass-Through Rate for a Regular Interest that pays a rate based on a LIBOR margin does not change after the Startup Day] and (iv) the assumption that the remaining payments will be made in accordance with the original Prepayment Assumption. For these purposes, the adjusted issue price of a Regular Interest at the beginning of any accrual period equals the issue price of the Regular Interest, increased by the aggregate amount of original issue discount with respect to the Regular Interest that accrued in all prior accrual periods and reduced by the amount of distributions included in the Regular Interest’s stated redemption price at maturity that were made on the Regular Interest that were attributable to such prior periods. The original

issue discount accruing during any accrual period (as determined in this paragraph) will then be divided by the number of days in the period to determine the daily portion of original issue discount for each day in the period.

Under the method described above, the daily portions of original issue discount required to be included as ordinary income by a Regular Interestholder (other than a holder of a [INTEREST-ONLY CLASS] Certificate) generally will increase to take into account prepayments on the Regular Interests as a result of prepayments on the Mortgage Loans that exceed the Prepayment Assumption, and generally will decrease (but not below zero for any period) if the prepayments are slower than the Prepayment Assumption. Due to the unique nature of interest only certificates, the preceding sentence may not apply in the case of the [INTEREST-ONLY CLASS] Certificates.

[In the case of a Random Lot Certificate, we intend to determine the yield to maturity of that certificate based upon the anticipated payment characteristics of the class as a whole under the Prepayment Assumption. In general, the original issue discount accruing on each Random Lot Certificate in a full accrual period would be its allocable share of the original issue discount with respect to the entire class, as determined in accordance with the preceding paragraph. However, in the case of a distribution in retirement of the entire unpaid principal balance of any Random Lot Certificate, or portion of that unpaid principal balance, (a) the remaining unaccrued original issue discount allocable to that certificate (or to that portion) will accrue at the time of that distribution, and (b) the accrual of original issue discount allocable to each remaining certificate of the class (or the remaining unpaid principal balance of a partially redeemed Random Lot Certificate after a distribution of principal has been received) will be adjusted by reducing the present value of the remaining payments on that class and the adjusted issue price of that class to the extent attributable to the portion of the unpaid principal balance of the class that was distributed. We believe that the foregoing treatment is consistent with the "pro rata prepayment" rules of the OID Regulations, but with the rate of accrual of original issue discount determined based on the Prepayment Assumption for the class as a whole. You are advised to consult your tax advisors as to this treatment.]

[Variable Rate Regular Certificates

A Regular Interest may provide for interest based on a variable rate. Under the OID Regulations, interest is treated as payable at a variable rate if, generally:

    (i)   the issue price does not exceed the original principal balance by more than a specified amount, and

    (ii)   the interest compounds or is payable at least annually at current values of

    (1)   one or more "qualified floating rates,"

    (2)   a single fixed rate and one or more qualified floating rates,

    (3)   a single "objective rate", or

    (4)   a single fixed rate and a single objective rate that is a "qualified inverse floating rate."

A floating rate is a qualified floating rate if variations in the rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds, where the rate is subject to a fixed multiple that is greater than 0.65, but not more than 1.35. The rate may also be increased or decreased by a fixed spread or subject to a fixed cap or floor, or a cap or floor that is not reasonably expected as of the issue date to affect the yield of the instrument significantly. An objective rate (other than a qualified floating rate) is a rate that is determined using a single fixed formula and that is based on objective financial or economic information, provided that the information is not (1) within the control of the depositor or a related party or (2) unique to the circumstances of the depositor or a related party. A qualified inverse floating rate is a rate equal to a fixed rate minus a qualified floating rate that inversely reflects contemporaneous variations in the cost of newly borrowed funds; an inverse floating rate that is not a qualified floating rate may nevertheless be an objective rate. A class of Regular Interests may be issued under this prospectus that does not have a variable rate under the OID Regulations, for example, a class that bears different rates at different times during the period it is outstanding so that it is considered significantly "front-loaded" or "back-loaded" within the meaning of the OID Regulations. It is possible that a class of this type may be considered to bear "contingent interest" within the meaning of the OID Regulations. The OID Regulations, as they relate to the treatment of contingent interest, are by their terms not applicable to Regular Interests. However, if final regulations dealing with contingent interest with respect to Regular Interests apply the same principles as the current regulations, those regulations may lead to different timing of income inclusion than would be the case under the variable interest regulations. Furthermore, application of those principles could lead to the characterization of gain on the sale of contingent interest Regular Interests as ordinary income. Investors should consult their tax advisors regarding the appropriate treatment of any Regular Interest that does not pay interest at a fixed rate or variable rate as described in this paragraph.

Under the REMIC Regulations, a Regular Interest (1) bearing a rate that qualifies as a qualified floating rate under the OID Regulations that is tied to current values of a variable rate (or the highest, lowest or average of two or more variable rates), including a rate based on the average cost of funds of one or more financial institutions, or a positive or negative multiple of a rate (plus or minus a specified number of basis points), or that represents a weighted average of rates on some or all of the mortgage loans, including a rate that is subject to one or more caps or floors (each, a "variable rate"), or (2) bearing one or more of these variable rates for one or more periods or one or more fixed rates for one or more periods, and a different variable rate or fixed rate for other periods qualifies as a regular interest in a REMIC. Accordingly, we intend to treat Regular Interests that qualify as regular interests under this rule in the same manner as obligations bearing a variable rate for original issue discount reporting purposes.

The amount of original issue discount with respect to a Regular Interest bearing a variable rate of interest will accrue in the manner described above under "—*Original Issue Discount*" with the yield to maturity and future payments on that Regular Interest generally to be determined by assuming that interest will be payable for the life of the Regular Interest based on the initial rate (or, if different, the value of the applicable variable rate as of the pricing date) for the relevant class. Generally, the certificate administrator will treat variable interest as qualified stated interest, other than variable interest on a [INTEREST-ONLY CLASS] certificate or super-premium class, which will be treated as non-qualified stated interest includible in the stated redemption price at maturity. Ordinary income reportable for any period will be adjusted based on subsequent changes in the applicable interest rate index.

Although unclear under the OID Regulations, unless required otherwise by applicable final regulations, we intend to treat Regular Interests bearing an interest rate that is a weighted average of the net mortgage rates on mortgage loans or mortgage certificates having fixed or adjustable rates, as having qualified stated interest, except to the extent that initial "teaser" rates cause sufficiently "back-loaded" interest to create more than *de minimis* original issue discount. The yield on those Regular Interests for purposes of accruing original issue discount will be a hypothetical fixed rate based on the fixed rates, in the case of fixed rate mortgage loans, and initial "teaser rates" followed by fully indexed rates, in the case of adjustable rate mortgage loans. In the case of adjustable rate mortgage loans, the applicable index used to compute interest on the mortgage loans will be the index in effect on the pricing date (or possibly the issue date), and in the case of initial teaser rates, will be deemed to be in effect beginning with the period in which the first weighted average adjustment date occurring after the issue date occurs. Adjustments will be made in each accrual period either increasing or decreasing the amount of ordinary income reportable to reflect the actual pass-through interest rate on the Regular Interests.]

[Deferred Interest

Under the OID Regulations, all interest on a Regular Interest as to which there may be deferred interest is includible in the stated redemption price at maturity. Accordingly, any deferred interest that accrues with respect to a class of Regular Interests may constitute income to the holders of such Regular Interest prior to the time distributions of cash with respect to such deferred interest are made.]

Acquisition Premium

A purchaser of a Regular Interest at a price greater than its adjusted issue price and less than its remaining stated redemption price at maturity will be required to include in gross income the daily portions of the original issue discount on the Regular Interest reduced *pro rata* by a fraction, the numerator of which is the excess of its purchase price over such adjusted issue price and the denominator of which is the excess of the remaining stated redemption price at maturity over the adjusted issue price. Alternatively, such a purchaser may elect to treat all such acquisition premium under the constant yield method, as described under the heading "—*Election To Treat All Interest Under the Constant Yield Method*" below.

Market Discount

A purchaser of a Regular Interest also may be subject to the market discount rules of Code Sections 1276 through 1278. Under these Code sections and the principles applied by the OID Regulations in the context of original issue discount, "market discount" is the amount by which the purchaser's original basis in the Regular Interest [[FOR FLOATING RATE SWAP AGREEMENTS], as adjusted, in the case of the [FLOATING RATE CLASS] certificates, for any Swap Premium paid or received as described under "—*Taxation of the Swap Contract*" below] (i) is exceeded by the remaining outstanding principal payments and non-qualified stated interest payments due on a Regular Interest, or (ii) in the case of a Regular Interest having original issue discount, is exceeded by the adjusted issue price of such Regular Interest at the time of purchase. Such purchaser generally will be required to recognize ordinary income to the extent of accrued market discount on such Regular Interest as distributions includible in its stated redemption price at maturity are received, in an amount not exceeding any such distribution. Such market discount would accrue in a manner to be provided in Treasury regulations and should take into account the Prepayment Assumption. The Conference Committee Report to the 1986 Act provides that until such regulations are issued, such market discount would accrue, at the election of the holder, either (i) on the basis of a constant interest rate or (ii) in the ratio of interest accrued for the relevant period to the sum of the interest accrued for such period plus the remaining interest after the end of such period, or, in the case of classes issued with original issue discount, in the ratio of original issue discount accrued for the relevant period to the sum of the original issue discount accrued for such period plus the remaining original issue discount after the end of such period. Such purchaser also generally will be required to treat a portion of any gain on a sale or exchange of the Regular Interest as ordinary income to the extent of the market discount accrued to the date of disposition under one of the foregoing methods, less any accrued market discount previously reported as ordinary income as partial distributions in reduction of the stated redemption price at maturity were received. Such purchaser will be required to defer deduction of a portion of the excess of the interest paid or accrued on indebtedness incurred to purchase or carry the Regular Interest over the interest (including original issue discount) distributable on the Regular Interest. The deferred portion of such interest expense in any taxable year generally will not exceed the accrued market discount on the Regular Interest for such year. Any such deferred interest expense is, in general, allowed as a deduction not later than the year in which the related market discount income is recognized or the Regular Interest is disposed of. As an alternative to the inclusion of market discount in income on the foregoing basis, the Regular Interestholder may elect to include market discount in income currently as it accrues on all market discount instruments acquired by such Regular Interestholder in that taxable year or thereafter, in which case the interest deferral rule will not apply. See "—*Election To Treat All Interest Under the Constant Yield Method*" below regarding making the election under Code Section 171 and an alternative manner in which such election may be deemed to be made.

Market discount with respect to a Regular Interest will be considered to be zero if such market discount is less than 0.25% of the remaining stated redemption price at maturity of such Regular Interest multiplied by the weighted average maturity of the Regular Interest remaining after the date of purchase. For this purpose, the weighted average maturity is determined by multiplying the number of full years (*i.e.*, rounding down partial years) from the issue date until each distribution in reduction of stated redemption price at maturity is scheduled to be made by a fraction, the numerator of which is the amount of each such distribution included in the stated redemption price at maturity of the Regular Interest and the denominator of which is the total stated redemption price at maturity of the Regular Interest. It appears that *de minimis* market discount would be reported *pro rata* as principal payments are received. Treasury regulations implementing the market discount rules have not yet been proposed, and investors should therefore consult their own tax advisors regarding the application of these rules as well as the advisability of making any of the elections with respect to such rules. Investors should also consult Revenue Procedure 92-67 concerning the elections to include market discount in income currently and to accrue market discount on the basis of the constant yield method.

Premium

A Regular Interest purchased upon initial issuance or in the secondary market at a cost [[FOR FLOATING RATE SWAP AGREEMENTS], as adjusted, in the case of the [FLOATING RATE CLASS] certificates, for any Swap Premium paid or received as described under "—*Taxation of the Swap Contract*" below] greater than its remaining stated redemption price at maturity generally is considered to be purchased at a premium. If the Regular Interestholder holds such Regular Interest as a "capital asset" within the meaning of Code Section 1221, the Regular Interestholder may elect under Code Section 171 to amortize such premium under the constant yield method. See "—*Election To Treat All Interest Under the Constant Yield Method*" below regarding making the election under Code Section 171 and an alternative manner in which the Code Section 171 election may be deemed to be made. Final Treasury regulations under Code Section 171 do not, by their terms, apply to prepayable obligations such as the Regular Interests. The Conference Committee Report to the 1986 Act indicates a Congressional intent that the same rules that will apply to the accrual of market discount on installment obligations will also apply to amortizing bond premium under Code Section 171 on installment obligations such as the Regular Interests, although it is unclear whether the alternatives to the constant interest method described above under "—*Market Discount*" are available. Amortizable bond premium will be treated as an offset to interest income on a Regular Interest rather than as a separate deduction item.

Election To Treat All Interest Under the Constant Yield Method

A holder of a debt instrument such as a Regular Interest may elect to treat all interest that accrues on the instrument using the constant yield method, with none of the interest being treated as qualified stated interest. For purposes of applying the constant yield method to a debt instrument subject to such an election, (i) "interest" includes stated interest, original issue discount, *de minimis* original issue discount, market discount and *de minimis* market discount, as adjusted by any amortizable bond premium or acquisition premium and (ii) the debt instrument is treated as if the instrument were issued on the holder's acquisition date in the amount of the holder's adjusted basis immediately after acquisition. It is unclear whether, for this purpose, the initial Prepayment Assumption would continue to apply or if a new prepayment assumption as of the date of the holder's acquisition would apply. A holder generally may make such an election on an instrument by instrument basis or for a class or group of debt instruments. However, if the holder makes such an election with respect to a debt instrument with amortizable bond premium or with market discount, the holder is deemed to have made elections to amortize bond premium or to report market discount income currently as it accrues under the constant yield method, respectively, for all premium bonds held or acquired or market discount bonds acquired by the holder on the first day of the year of the election or thereafter. The election is made on the holder's federal income tax return for the year in which the debt instrument is acquired and is irrevocable except with the approval of the IRS. Investors are encouraged to consult their tax advisors regarding the advisability of making such an election.

Treatment of Losses

Holders of the Regular Interests will be required to report income with respect to the Regular Interests on the accrual method of accounting, without giving effect to delays or reductions in distributions attributable to defaults or delinquencies on the Mortgage Loans, except to the extent it can be established that such losses are uncollectible. Accordingly, a Regular Interestholder may have income, or may incur a diminution in cash flow as a result of a default or delinquency, but may not be able to take a deduction (subject to the discussion below) for the corresponding loss until a subsequent taxable year. In this

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regard, investors are cautioned that while they generally may cease to accrue interest income if it reasonably appears that the interest will be uncollectible, the IRS may take the position that original issue discount must continue to be accrued in spite of its uncollectibility until the debt instrument is disposed of in a taxable transaction or becomes worthless in accordance with the rules of Code Section 166. The following discussion may not apply to holders of interest-only Regular Interests. Under Code Section 166, it appears that the holders of Regular Interests that are corporations or that otherwise hold the Regular Interests in connection with a trade or business should in general be allowed to deduct as an ordinary loss any such loss sustained (and not previously deducted) during the taxable year on account of any such Regular Interests becoming wholly or partially worthless, and that, in general, the Regular Interestholders that are not corporations and do not hold the Regular Interests in connection with a trade or business will be allowed to deduct as a short term capital loss any loss with respect to principal sustained during the taxable year on account of a portion of any class of such Regular Interests becoming wholly worthless. Although the matter is not free from doubt, such non-corporate holders of Regular Interests should be allowed a bad debt deduction at such time as the principal balance of any class of such Regular Interests is reduced to reflect losses on the Mortgage Loans below such holder's basis in the Regular Interests. The IRS, however, could take the position that non-corporate holders will be allowed a bad debt deduction to reflect such losses only after the classes of Regular Interests have been otherwise retired. The IRS could also assert that losses on a class of Regular Interests are deductible based on some other method that may defer such deductions for all holders, such as reducing future cash flow for purposes of computing original issue discount. This may have the effect of creating "negative" original issue discount that, with the possible exception of the method discussed in the following sentence, would be deductible only against future positive original issue discount or otherwise upon termination of the applicable class. Although not free from doubt, a holder of Regular Interests with negative original issue discount may be entitled to deduct a loss to the extent that its remaining basis would exceed the maximum amount of future payments to which such holder was entitled, assuming no further prepayments. No bad debt losses will be allowed with respect to the classes of interest-only Regular Interests, such as the [INTEREST-ONLY CLASS] Certificates. Regular Interestholders are urged to consult their own tax advisors regarding the appropriate timing, amount and character of any loss sustained with respect to such Regular Interests. Special loss rules are applicable to banks and thrift institutions, including rules regarding reserves for bad debts. Such taxpayers are advised to consult their tax advisors regarding the treatment of losses on the Regular Interests.

Spread Maintenance Payments

Yield maintenance charges and prepayment premiums actually collected on the Mortgage Loans will be distributed to the Class [__] certificates as described in "*Description of the Certificates—Allocation of Yield Maintenance Charges and Prepayment Premiums*". It is not entirely clear under the Code when the amount of yield maintenance charges and prepayment premiums so allocated should be taxed to the holders of the Class [__] certificates, but it is not expected, for federal income tax reporting purposes, that yield maintenance charges and prepayment premiums will be treated as giving rise to any income to the holder of such class of certificates prior to the certificate administrator's actual receipt of yield maintenance charges and prepayment premiums. Yield maintenance charges and prepayment premiums, if any, may be treated as paid upon the retirement or partial retirement of the Class [__] certificates. The IRS may disagree with these positions. Certificateholders should consult their own tax advisors concerning the treatment of yield maintenance charges and prepayment premiums.

Sale or Exchange of Regular Interests

If a Regular Interestholder sells or exchanges a Regular Interest, such Regular Interestholder will recognize gain or loss equal to the difference, if any, between the amount received and its adjusted basis in the Regular Interest. The adjusted basis of a Regular Interest generally will equal the cost of the Regular Interest to the seller, increased by any original issue discount or market discount previously included in the seller's gross income with respect to the Regular Interest and reduced by amounts included in the stated redemption price at maturity of the Regular Interest that were previously received by the seller, by any amortized premium, and by any deductible losses on the Regular Interest. [[FOR FLOATING RATE SWAP AGREEMENTS] In connection with a sale or exchange of a [FLOATING RATE

CLASS] certificate, the related Certificateholder must separately account for the sale or exchange of its Percentage Interest in the [FLOATING RATE CLASS] Regular Interest and the interest in the related Swap Contract.]

Except as described above with respect to market discount, and except as provided in this paragraph, any gain or loss on the sale or exchange of a Regular Interest realized by an investor that holds the Regular Interest as a capital asset will be capital gain or loss and will be long term or short term depending on whether the Regular Interest has been held for the long term capital gain holding period (more than one year). Such gain will be treated as ordinary income: (i) if the Regular Interest is held as part of a "conversion transaction" as defined in Code Section 1258(c), up to the amount of interest that would have accrued on the Regular Interestholder's net investment in the conversion transaction at 120% of the appropriate applicable federal rate under Code Section 1274(d) in effect at the time the taxpayer entered into the transaction minus any amount previously treated as ordinary income with respect to any prior disposition of property that was held as part of such transaction; (ii) in the case of a non-corporate taxpayer, to the extent such taxpayer has made an election under Code Section 163(d)(4) to have net capital gains taxed as investment income at ordinary income rates; or (iii) to the extent that such gain does not exceed the excess, if any, of (a) the amount that would have been includible in the gross income of the Regular Interestholder if his yield on such Regular Interest were 110% of the applicable federal rate as of the date of purchase, over (b) the amount of income actually includible in the gross income of such Regular Interestholder with respect to the Regular Interest. In addition, gain or loss recognized from the sale of a Regular Interest by certain banks or thrift institutions will be treated as ordinary income or loss pursuant to Code Section 582(c). Long-term capital gains of certain non-corporate taxpayers generally are subject to a lower maximum tax rate than ordinary income of such taxpayers for property held for more than one year. The maximum tax rate for corporations is the same with respect to both ordinary income and capital gains.

Taxation of the [ARD Class] Certificates

[The [ARD Class] certificates will represent undivided beneficial interests in the Excess Interest. It is not entirely clear for federal income tax reporting purposes when Excess Interest will be treated as giving rise to income to the holders of the [ARD Class] certificates. It is likely that such amounts will be treated as one or more stripped coupons issued on the related anticipated repayment date of the ARD Loan, and that income will accrue thereon as original issue discount based upon the portion, if any, of the holder's basis in the [ARD Class] certificate and the anticipated payments of Excess Interest receivable. It is not clear whether a prepayment assumption would be used in projecting such payments, or whether the contingent payment debt rules might apply to them. Moreover, it is possible that the IRS could require that income be accrued with respect to the Excess Interest commencing at an earlier date. In such event, if the related amounts are never received, the holder could have a loss, which may be a capital loss. Holders of [ARD Class] certificates are advised to consult their tax advisors as to the federal income tax treatment of Excess Interest.]

[FOR FLOATING RATE SWAP AGREEMENTS; INCLUDE TAX TREATMENT OF NOTIONAL PRINCIPAL CONTRACTS AS APPLICABLE]

Taxation of the Swap Contract

[Each holder of a [FLOATING RATE CLASS] certificate will be treated for federal income tax purposes as having entered into its proportionate share of the rights of such class under the Swap Contract. Holders of the [FLOATING RATE CLASS] certificates must allocate the price they pay for their certificates between their interests in the [FLOATING RATE CLASS] Regular Interest and the Swap Contract based on their relative market values. The portion, if any, allocated to the Swap Contract will be treated as a swap premium (the "Swap Premium") paid or received by the holders of the [FLOATING RATE CLASS] certificates. If the Swap Premium is paid by a holder, it will reduce the purchase price allocable to its interest in the [FLOATING RATE CLASS] Regular Interest. If the Swap Premium is received by the holder, it will be deemed to have increased the purchase price for its interest in the [FLOATING RATE CLASS] Regular Interest. If any Swap Contract is "on market", no amount of the purchase price will be allocable to it. If the holder of a [FLOATING RATE CLASS] certificate is deemed to receive Swap Premium, such amount may be periodically offset by the original issue discount accrued or premium amortized, as applicable, on the [FLOATING RATE CLASS] Regular Interest allocable to such holder, resulting in overall tax accounting similar to an integrated debt instrument. Nevertheless, prospective investors should consult their tax advisors regarding any possible mismatches in timing or character. The Swap Premium will be deemed to be received by the holders of the [FLOATING RATE CLASS] certificates. A holder of the [FLOATING RATE CLASS] certificates will be required to amortize any Swap Premium under a level payment method as if the Swap Premium represented the present value of a series of equal payments made or received over the life of the Swap Contract (adjusted to take into account decreases in notional principal amount), discounted at a rate equal to the rate used to determine the amount of the Swap Premium (or some other reasonable rate). Prospective purchasers of the [FLOATING RATE CLASS] certificates should consult their own tax advisors regarding the appropriate method of amortizing any Swap Premium. Regulations promulgated by the Treasury treat a non-periodic payment made under a Swap Contract as a loan for federal income tax purposes if the payment is "significant". It is not known whether any Swap Premium would be treated in part as a loan under Treasury regulations.

Under Treasury regulations (i) all taxpayers must recognize periodic payments with respect to a notional principal contract under the accrual method of accounting, and (ii) any periodic payments received under the Swap Contract must be netted against payments made under the Swap Contract and deemed made or received as a result of the Swap Premium over the recipient's taxable year, rather than accounted for on a gross basis. Net income or deduction with respect to net payments under a notional principal contract for a taxable year should constitute ordinary income or ordinary deduction. The IRS could contend the amount is capital gain or loss, but such treatment is unlikely, at least in the absence of further regulations. Any regulations requiring capital gain or loss treatment presumably would apply only prospectively. Individuals may be limited in their ability to deduct any such net deduction and should consult their tax advisors prior to investing in the [FLOATING RATE CLASS] certificates.

Any amount of proceeds from the sale, redemption or retirement of a [FLOATING RATE CLASS] certificate that is considered to be allocated to the holder's rights under the Swap Contract (including a conversion of such certificate to a [FIXED RATE CLASS] certificate, as applicable) or that the holder is deemed to have paid to the purchaser would be considered a "termination payment" allocable to such certificate under Treasury regulations. A holder of a [FLOATING RATE CLASS] certificate will have gain or loss from such a termination equal to (A)(i) any termination payment it received or is deemed to have received minus (ii) the unamortized portion of the Swap Premium paid (or deemed paid) by the holder upon entering into or acquiring its interest in the Swap Contract or (B)(i) any termination payment it paid or is deemed to have paid minus (ii) the unamortized portion of the Swap Premium received upon entering into or acquiring its interest in the Swap Contract. Gain or loss realized upon the termination of the Swap Contract will generally be treated as capital gain or loss. Moreover, in the case of a bank or thrift institution, Code Section 582(c) would likely not apply to treat such gain or loss as ordinary. Following a conversion of a [FLOATING RATE CLASS] certificate to a [FIXED RATE CLASS] certificate, such holder will continue to own its respective interest in the [FLOATING RATE CLASS] Regular Interest previously deemed owned.

The [FLOATING RATE CLASS] certificates, representing a beneficial ownership in a portion of the Class FX Regular Interest and in the Swap Contract, may constitute positions in a straddle, in which case the straddle rules of Code Section 1092 would apply. A selling holder's capital gain or loss with respect to such regular interest would be short term because the holding period would be tolled under the straddle rules. Similarly, capital gain or loss realized in connection with the termination of the applicable Swap Contract would be short term. If the holder of a [FLOATING RATE CLASS] certificate incurred or continued to incur indebtedness to acquire or hold such [FLOATING RATE CLASS] certificate, the holder would generally be required to capitalize a portion of the interest paid on such indebtedness until termination of the Swap Contract.

Pursuant to the PSA (i) the certificate administrator shall deliver or cause to be delivered the federal taxpayer identification number of the Grantor Trust that holds the Swap Contract on an IRS Form W-9 to

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the Swap Counterparty as soon as possible after the Swap Contract is entered into (but no later than the first Distribution Date under the Swap Contract; *provided* that the certificate administrator has received the applicable taxpayer identification number from the IRS by such date (and the certificate administrator is obligated to use its best efforts to obtain such taxpayer identification number from the IRS by such date)) and, if requested by the Swap Counterparty (unless not permitted under federal income tax law) an IRS Form W-8IMY, (ii) each non-exempt holder of a [FLOATING RATE CLASS] certificate will be obligated pursuant to the PSA to provide applicable certification to the certificate administrator (with copies sent or forwarded directly from such Certificateholder to the Swap Counterparty) to enable the certificate administrator to make payments to holders of [FLOATING RATE CLASS] certificates without federal withholding or backup withholding, and (iii) as authorized by the holders of [FLOATING RATE CLASS] certificates under the PSA, the certificate administrator may forward any such certification received to the Swap Counterparty if requested. If the above obligations are satisfied, under current law, no U.S. federal withholding or backup withholding taxes will be required to be deducted or withheld from payments by the Swap Counterparty to the issuing entity.]

Taxation of Class [EC] and Exchangeable Certificates

The portion of the issuing entity consisting of the Trust Components will be classified as a grantor trust under subpart E, part I of subchapter J of the Code, and the Class [EC] certificates and the Exchangeable Certificates will evidence undivided beneficial ownership of all or a portion of the related Trust Component or Trust Components. The holder of a Class [EC] certificate or Exchangeable Certificate representing beneficial ownership of more than one Trust Component should account separately for its interest in each Trust Component as a separate Regular Interest. See "—*Taxation of Regular Interests*" above. A purchaser of a Class [EC] certificate or Exchangeable Certificate must allocate its basis in such certificate among the Trust Components represented by such certificate in accordance with their relative fair market values as of the time of acquisition. Similarly, on the sale of a Class [EC] certificate or Exchangeable Certificate, the holder must allocate the amount received on the sale among the Trust Components in accordance with their relative fair market values as of the time of sale. Prospective beneficial owners of Class [EC] certificates and Exchangeable Certificates should consult their tax advisors as to the appropriate method of accounting for their interest in the Class [EC] certificates and Exchangeable Certificates.

[*Exchangeable Certificates Representing Disproportionate Interests in Related Exchangeable Certificates.* If a Class [EC] certificate or Exchangeable Certificate represents beneficial ownership of a disproportionate interest in the related Trust Components, then the tax consequences to the beneficial owner of the Class [EC] certificate or Exchangeable Certificate will be determined under Code Section 1286, as discussed under "—*Alternative Characterization*", below.]

Alternative Characterization. Under the OID Regulations, if two or more debt instruments are issued in connection with the same transaction or related transaction (determined based on all the facts and circumstances), those debt instruments are treated as a single debt instrument for purposes of the provisions of the Code applicable to original issue discount, unless an exception applies. Under this rule, if a Class [EC] certificate or Exchangeable Certificate represents beneficial ownership of two or more Trust Components, those Trust Components could be treated as a single debt instrument for original issue discount purposes. In addition, if the two or more Trust Components underlying a Class [EC] certificate or Exchangeable Certificate were aggregated for original issue discount purposes and a beneficial owner of a Class [EC] certificate were to (i) exchange that Class [EC] certificate for separate Exchangeable Certificates, (ii) sell one of those separate Exchangeable Certificates and (iii) retain one or more of the remaining separate Exchangeable Certificates, the beneficial owner might be treated as having engaged in a "coupon stripping" or "bond stripping" transaction within the meaning of Code Section 1286. Under Code Section 1286, a beneficial owner of a Class [EC] certificate or Exchangeable Certificate that engages in a coupon stripping or bond stripping transaction must allocate its basis in the Class [EC] certificate between the separate Exchangeable Certificates sold and the separate Exchangeable Certificates retained in proportion to the relative fair market values of the related Trust Component or Trust Components as of the date of the stripping transaction. The beneficial owner then must recognize gain or loss on the separate Exchangeable Certificates sold using its basis allocable to the related Trust Component or Trust Components. Also, the beneficial owner then must treat the Trust Component or Trust Components relating to the separate Exchangeable Certificates retained as a newly issued debt instrument that was purchased for an amount equal to the beneficial owner's basis allocable to that Trust Component or Trust Components. Accordingly, the beneficial owner must accrue interest and original issue discount with respect to the separate Exchangeable Certificates retained based on the beneficial owner's basis in the related Trust Component or Trust Components.

As a result, when compared to treating each Trust Component underlying a Class [EC] certificate or Exchangeable Certificate as a separate debt instrument, aggregating the Trust Components underlying a Class [EC] certificate or Exchangeable Certificate could affect the timing and character of income recognized by a beneficial owner of a Class [EC] certificate or Exchangeable Certificate. Moreover, if Code Section 1286 were to apply to a beneficial owner of a Class [EC] certificate or Exchangeable Certificate, much of the information necessary to perform the related calculations for information reporting purposes generally would not be available to the trustee. Because it may not be clear whether the aggregation rule in the OID Regulations applies to the Class [EC] certificates and Exchangeable Certificates and due to the trustee's lack of information necessary to report computations that might be required by Code Section 1286, the trustee will treat each Trust Component underlying a Class [EC] certificate or Exchangeable Certificate as a separate debt instrument for information reporting purposes. Prospective investors should note that, if the two or more Trust Components underlying a Class [EC] certificate or Exchangeable Certificate were aggregated, the timing of accruals of original issue discount applicable to a Class [EC] certificate Exchangeable Certificate could be different than that reported to holders and the IRS. Prospective investors are advised to consult their own tax advisors regarding any possible tax consequences to them if the IRS were to assert that the Trust Components underlying the Class [EC] certificates or Exchangeable Certificates should be aggregated for original issue discount purposes.

Taxation of Exchange. If a beneficial owner exchanges one or more separate classes of Exchangeable Certificates for a Class [EC] certificate, the exchange will not be taxable. Likewise, if a beneficial owner exchanges a Class [EC] certificate for one or more classes of separate Exchangeable Certificates, the exchange will not be taxable.]

[ADD DISCLOSURE FOR CURRENCY SWAP]

Taxation of the Class R Certificates

Prospective investors in the Class R certificates should carefully read the following discussion. Prospective investors are cautioned that the REMIC taxable income on the Class R certificates and the tax liabilities on the Class R certificates will exceed cash distributions to the holder of the Class R certificates during some or all periods, in which event such holder must have sufficient sources of funds to pay such tax liabilities. Due to the special tax treatment of REMIC residual interests, the after-tax return on the Class R certificates may be zero or negative. In the following discussion, the term "Residual Holder" refers to a holder of the Class R certificates. Unless otherwise noted below, the following discussion applies separately to the Class R certificates' residual interest in each of the Lower-Tier REMIC and the Upper-Tier REMIC. A Residual Holder must account separately for its interest in each Trust REMIC and cannot offset gains from one Trust REMIC with losses from another Trust REMIC.

Taxation of REMIC Income

Generally, the "daily portions" of REMIC taxable income or net loss will be includible as ordinary income or loss in determining the federal taxable income of the Residual Holder, and will not be taxed separately to the issuing entity. The daily portions of REMIC taxable income or net loss are determined by allocating the REMIC's taxable income or net loss of the Residual Holder for each calendar quarter ratably to each day in such quarter and by allocating such daily portion to the Residual Holder that owned the Class R certificates on such day. REMIC taxable income is generally determined in the same manner as the taxable income of an individual using the accrual method of accounting, except that (i) the limitation on deductibility of investment interest expense and expenses for the production of income do

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not apply and (ii) all bad loans will be deductible as business bad debts. REMIC taxable income generally means the REMIC's gross income less deductions. The REMIC's gross income includes interest, original issue discount income and market discount income, if any, on the Mortgage Loans or Lower-Tier Regular Interests, as applicable, reduced by amortization of any premium on the Mortgage Loans or Lower-Tier Regular Interests, as applicable, plus income on reinvestment of cash flows plus income on the amortization or any premium on the Lower-Tier Regular Interests or the Regular Interests, as applicable, plus any cancellation of indebtedness income upon allocation of a Realized Loss to a Lower-Tier Regular Interest or a Regular Interest, as applicable. The Trust REMIC's deductions include interest and original issue discount expense on the Regular Interest, and other administrative expenses or recognition of a loss with respect to the Mortgage Loans or Lower-Tier Regular Interests, as applicable. See "—*Taxation of Regular Interests—General*" above.

The taxable income recognized by the Residual Holder in any taxable year will be affected by, among other factors, the relationship between the timing of recognition of interest and original issue discount or market discount income or amortization of premium with respect to the Mortgage Loans or Lower-Tier Regular Interests, as applicable, on the one hand, and the timing of deductions for interest (including original issue discount) and income from the amortization of any premium on the Lower-Tier Regular Interests or the Regular Interests, as applicable, on the other hand. Because the Lower-Tier Regular Interests held by the Upper-Tier REMIC will likely be treated as a single, aggregate debt instrument, these timing differences are likely to occur in the Upper-Tier REMIC rather than the Lower-Tier REMIC. As a result, the Residual Holder may recognize taxable income without being entitled to receive a corresponding amount of cash. Consequently, the Residual Holder must have sufficient other sources of cash to pay any federal, state or local income taxes due as a result of such mismatching or unrelated deductions against which to offset such income, subject to the discussion of "excess inclusions" under "—*Limitations on Offset or Exemption of REMIC Income*" below.

Basis and Losses

The amount of any net loss of any Trust REMIC that may be taken into account by the Residual Holder is limited to the Residual Holder's adjusted basis in the Class R certificates allocated to the related Trust REMIC as of the close of the quarter (or time of disposition of the Class R certificates, if earlier), determined without taking into account the net loss for the quarter. The initial adjusted basis of a purchaser in the Class R certificates is the amount, if any, paid for such certificates. Such adjusted basis will be increased by the amount of taxable income of such Trust REMIC reportable by the Residual Holder and will be decreased (but not below zero), *first*, by any cash distribution from such Trust REMIC and, *second*, by the amount of loss of such Trust REMIC reportable by the Residual Holder. Any loss that is disallowed on account of this limitation may be carried over indefinitely by the Residual Holder and may be used by the Residual Holder only to offset any income generated by the same Trust REMIC.

The Class R certificates may have a negative value if the net present value of anticipated tax liabilities exceeds the present value of anticipated cash flows in the Trust REMICs. The REMIC Regulations appear to treat the issue price of such a residual interest as zero rather than such negative amount for purposes of determining a REMIC's basis in its assets. Regulations have been issued addressing the federal income tax treatment of "inducement fees" received by transferees of noneconomic residual interests. These regulations require inducement fees to be included in income over a period reasonably related to the period in which the Class R certificates are expected to generate taxable income or net loss to the Residual Holder. Under two safe harbor methods, inducement fees are permitted to be included in income: (i) in the same amounts and over the same period that the Residual Holder uses for financial reporting purposes*; provided* that such period is not shorter than the period the Trust REMICs are expected to generate taxable income or (ii) ratably over the remaining anticipated weighted average life of all the regular and residual interests issued by the Trust REMICs, determined based on actual distributions projected as remaining to be made on such interests under the applicable prepayment assumption. If the Residual Holder sells or otherwise disposes of the Class R certificates, any unrecognized portion of the inducement fee generally is required to be taken into account at the time of the sale or disposition. A prospective purchaser of the Class R certificates should consult with its tax counsel regarding the effect of these regulations.

Treatment of Certain Items of REMIC Income and Expense

Although it is anticipated that the certificate administrator will compute income and expense for each Trust REMIC in accordance with the Code and applicable Treasury regulations, the authorities regarding the determination of specific items of income and expense are subject to differing interpretations. The depositor makes no representation as to the specific method that the certificate administrator will use for reporting income and expenses, and different methods could result in different timing of reporting of taxable income or net loss to the Residual Holders or differences in capital gain versus ordinary income.

Original Issue Discount

Generally, each Trust REMIC's deductions for original issue discount will be determined in the same manner as original issue discount income on Regular Interests as described under "—*Taxation of Regular Interests—Original Issue Discount*" above (treating the Lower-Tier Regular Interests as a single aggregate debt instrument), without regard to the *de minimis* rule described under that heading.

[Deferred Interest

Any deferred interest that accrues with respect to any adjustable rate mortgage loans held by a Lower-Tier REMIC will constitute income to such Lower-Tier REMIC and will be treated in a manner similar to the deferred interest that accrues with respect to the Regular Interests as described under "—*Taxation of Regular Interests—Deferred Interest*" above.]

Market Discount

The Lower-Tier REMIC will have market discount income in respect of the Mortgage Loans if, in general, the basis of the Lower-Tier REMIC in the Mortgage Loans is exceeded by the Mortgage Loans' unpaid principal balance. The Lower-Tier REMIC's basis in a Mortgage Loan is generally such Mortgage Loan's fair market value immediately after its transfer to the issuing entity. The REMIC Regulations provide that such basis is equal in the aggregate to the issue prices of all regular and residual interests in the related REMIC. The accrued portion of such market discount would be recognized currently as an item of ordinary income. Market discount income generally will accrue on a constant yield method.

Premium

If the basis of the related Trust REMIC in the Mortgage Loans or the Lower-Tier Regular Interests, as applicable, exceeds their respective unpaid principal balances, the related Trust REMIC will be considered to have acquired the Mortgage Loans or Lower-Tier Regular Interests, as applicable, at a premium equal to the amount of such excess. The Lower-Tier REMIC's basis in the Mortgage Loans and the Upper-Tier REMIC's basis in the Lower-Tier Regular Interests is their respective fair market values, based on the aggregate of the issue prices of the regular and residual interests in the related Trust REMIC immediately after their transfer to the related Trust REMIC. In a manner analogous to the discussion under "—*Taxation of Regular Interests—Premium*" above, the Trust REMICs may elect under Code Section 171 to amortize premium under a constant interest method. Amortizable bond premium, if any, will be treated as an offset to interest income on the Mortgage Loans or Lower-Tier Regular Interests, as applicable, rather than as a separate deduction item.

Limitations on Offset or Exemption of REMIC Income

The Code provides that a portion (and in some cases, all) of the REMIC taxable income includible in determining the federal income tax liability of the Residual Holder will be subject to special treatment. That portion, referred to as the "excess inclusion", is equal to the excess of the related Trust REMIC's taxable income for the calendar quarter over the daily accruals for such quarterly period of (i) 120% of the long term applicable federal rate that would have applied to the Class R certificates (if they were a debt instrument) on the Startup Day under Code Section 1274(d), multiplied by (ii) the adjusted issue price of such certificate in the related residual interest at the beginning of such quarterly period. For this purpose, the adjusted issue price of the Class R certificates in the related residual interests at the beginning of a quarter is the related portion of the issue price, if any, of the Class R certificates, plus the amount of such daily accruals of REMIC income described in this paragraph for all prior quarters, decreased (but not below zero) by any distributions made to such Class R certificates from the related Trust REMIC prior to the beginning of such quarterly period. Accordingly, if the issue price of the Class R certificates is zero, initially all of the taxable income of the Trust REMICs is excess inclusion income.

The Residual Holder's REMIC taxable income consisting of the excess inclusion income generally may not be offset by other deductions, including net operating loss carryforwards, on the Residual Holder's return. Further, if the Residual Holder is an organization subject to the tax on unrelated business income imposed by Code Section 511, the Residual Holder's excess inclusions will be treated as unrelated business taxable income of the Residual Holder for purposes of Code Section 511. In addition, REMIC taxable income is subject to 30% withholding tax with respect to certain persons that are not U.S. Persons (as defined below), and the portion of REMIC taxable income attributable to excess inclusion income is not eligible for any reductions in the rate of withholding tax (by treaty or otherwise). See "—*Taxation of Certain Foreign Investors—Class R Certificates*" below. Finally, if a real estate investment trust or a regulated investment company owns Class R certificates, a portion (allocated under Treasury regulations yet to be issued) of dividends paid by the real estate investment trust or regulated investment company could not be offset by net operating losses of its shareholders. This would constitute unrelated business taxable income for tax exempt shareholders and would be ineligible for reduction of withholding to certain persons that are not U.S. Persons. The term "U.S. Person" means a citizen or resident of the United States, a corporation, partnership (except to the extent provided in the applicable Treasury regulations) or other entity created or organized in or under the laws of the United States, any State or the District of Columbia, including any entity treated as a corporation or partnership for federal income tax purposes, an estate that is subject to U.S. federal income tax regardless of the source of income, or a trust if a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more such U.S. Persons have the authority to control all substantial decisions of such trust (or, to the extent provided in the applicable Treasury regulations, certain trusts in existence on August 20, 1996 that have elected to be treated as U.S. Persons).

There are three rules for determining the effect of excess inclusions on the alternative minimum taxable income of the Residual Holder. First, alternative minimum taxable income of the Residual Holder is determined without regard to the special rule discussed above, that taxable income cannot be less than excess inclusions. Second, the Residual Holder's alternative minimum taxable income for a taxable year cannot be less than the excess inclusions for the year. Third, the amount of any alternative minimum tax net operating loss deduction must be computed without regard to any excess inclusions.

[[ADD WHEN THERE ARE NON-U.S. MORTGAGED PROPERTIES] In addition, because the REMIC provisions of the Code do not allow a REMIC or the holder of a residual interest in such REMIC to deduct (or take a credit) for foreign taxes paid (or deemed paid), if any such taxes are paid (or deemed paid) for any taxable year, the residual holders will have "phantom income" in that taxable year equal to the amount of such taxes (and additional amounts paid by the related borrower, if any). Upon a sale of the Class R certificates or termination of the trust, the residual holders will have a loss equal to such amounts, but such loss will likely be a capital loss.]

Tax Related Restrictions on Transfer of the Class R Certificates

Disqualified Organizations. If any legal or beneficial interest in the Class R certificates is transferred to a Disqualified Organization (as defined below), a tax would be imposed in an amount equal to the product of (i) the present value of the total anticipated excess inclusion income with respect to the Class R certificates for periods after the transfer and (ii) the highest marginal federal income tax rate applicable to corporations. The REMIC Regulations provide that the anticipated excess inclusion income is based on actual prepayment experience to the date of the transfer and projected payments based on the Prepayment Assumption. The present value rate equals the applicable federal rate under Code Section 1274(d) as of the date of the transfer for a term ending with the last calendar quarter in which excess inclusions are expected to accrue. Such rate is applied to the anticipated excess inclusions from the end of the remaining calendar quarters in which they apply to the date of the transfer. Such a tax generally would be imposed on the transferor of the Class R certificates, except that where such transfer is through an agent (including a broker, nominee or other middleman) for a Disqualified Organization, the tax would instead be imposed on such agent. However, a transferor of the Class R certificates would in no event be liable for such tax with respect to a transfer if the transferee furnishes to the transferor an affidavit stating that the transferee is not a Disqualified Organization and, as of the time of the transfer, the transferor does not have actual knowledge that such affidavit is false. The tax also may be waived by the IRS if the Disqualified Organization promptly disposes of the residual interest and the transferor pays income tax at the highest corporate rate on the excess inclusion for the period the Class R certificates are actually held by the Disqualified Organization.

In addition, if a Pass-Through Entity (as defined below) has excess inclusion income with respect to the Class R certificates during a taxable year and a Disqualified Organization is the record holder of an equity interest in such entity, then a tax is imposed on such entity equal to the product of (i) the amount of excess inclusion income that is allocable to the interest in the Pass-Through Entity during the period such interest is held by such Disqualified Organization and (ii) the highest marginal federal corporate income tax rate. Such Pass-Through Entity would not be liable for such tax if it has received an affidavit from such record holder that it is not a Disqualified Organization or stating such holder's taxpayer identification number and, during the period such person is the record holder of the Class R certificates, the Pass-Through Entity does not have actual knowledge that such affidavit is false.

If an "electing large partnership" (as defined below) holds the Class R certificates, all interests in the electing large partnership are treated as held by Disqualified Organizations for purposes of the tax imposed upon a Pass-Through Entity by Code Section 860E(c). An exception to this tax, otherwise available to a Pass-Through Entity that is furnished certain affidavits by record holders of interest in the entity and that does not know such affidavits are false, is not available to an electing large partnership.

For these purposes: (i) "Disqualified Organization" means the United States, any state or political subdivision of the United States, any foreign government, any international organization, any agency or instrumentality of any of the foregoing (provided that such term does not include an instrumentality if all of its activities are subject to tax and, except for the Federal Home Loan Mortgage Corporation, a majority of its board of directors is not selected by any such governmental entity), any cooperative organization furnishing electric energy or providing telephone service to persons in rural areas as described in Code Section 1381(a)(2)(C), and any organization (other than a farmers' cooperative described in Code Section 521) that is exempt from taxation under the Code unless such organization is subject to the tax on unrelated business income imposed by Code Section 511; (ii) "Pass-Through Entity" means any regulated investment company, real estate investment trust, common trust fund, partnership, trust or estate and certain corporations operating on a cooperative basis; and (iii) an "electing large partnership" means any partnership having more than 100 members during the preceding tax year (other than certain service partnerships and commodity pools), which elect to apply simplified reporting provisions under the Code. Except as may be provided in Treasury regulations, any person holding an interest in a Pass-Through Entity as a nominee for another will, with respect to such interest, be treated as a Pass-Through Entity.

The PSA will provide that no legal or beneficial interest in the Class R certificates may be transferred or registered unless, among other conditions (i) the proposed transferee furnishes to the certificate administrator an affidavit providing its taxpayer identification number and stating that such transferee is the beneficial owner of the Class R certificates and is not a Disqualified Organization or Disqualified Non-U.S. Person (as defined below) and is not purchasing the Class R certificates on behalf of a Disqualified Organization or Disqualified Non-U.S. Person (*i.e.*, as a broker, nominee, or middleman of such person) and (ii) the transferor provides a statement in writing to the certificate administrator that it has no knowledge that the affirmations made by the transferee pursuant to such affidavit are false. Moreover, the PSA will provide that any attempted or purported transfer in violation of these transfer restrictions will be null and void and will vest no rights in any purported transferee. The Class R certificates will bear a legend referring to such restrictions on transfer, and the Residual Holder will be deemed to have agreed, as a condition of ownership of the Class R certificates, to any amendments to

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the PSA required under the Code or applicable Treasury regulations to effectuate the foregoing restrictions. For purposes of this discussion, "Disqualified Non-U.S. Person" means with respect to the Class R certificates, any Non-U.S. Person or its agent other than (a) a Non-U.S. Person that holds the Class R certificates in connection with the conduct of a trade or business within the United States and has furnished the transferor and the certificate registrar with an effective IRS Form W-8ECI or (b) a Non-U.S. Person that has delivered to both the transferor and the certificate registrar an opinion of a nationally recognized tax counsel to the effect that the transfer of the Class R certificates to it is in accordance with the requirements of the Code and the regulations promulgated thereunder and that such transfer of the Class R certificates will not be disregarded for federal income tax purposes. Information necessary to compute an applicable excise tax must be furnished to the IRS and to the requesting party within 60 days of the request, and the certificate administrator may charge a fee for computing and providing such information.

A "Non-U.S. Person" is a person other than a U.S. Person.

Noneconomic Residual Interests. The REMIC Regulations require certain transfers of a residual interest to be disregarded, in which case the transferor would continue to be treated as the owner of the residual interest and thus would continue to be subject to tax on its allocable portion of the net income of the REMIC. Under the REMIC Regulations, a transfer of a noneconomic residual interest (as defined below) to a Residual Holder (other than a Residual Holder that is not a U.S. Person) is disregarded for all federal income tax purposes if a significant purpose of the transferor is to impede the assessment or collection of tax. A residual interest in a REMIC (including a residual interest with a positive value at issuance) is a "noneconomic residual interest" unless, at the time of the transfer, (i) the present value of the expected future distributions on the residual interest at least equals the product of the present value of the anticipated excess inclusions and the highest corporate income tax rate in effect for the year in which the transfer occurs, and (ii) the transferor reasonably expects that the transferee will receive distributions from the REMIC at or after the time at which taxes accrue on the anticipated excess inclusions in an amount sufficient to satisfy the accrued taxes on each excess inclusion. The anticipated excess inclusions and the present value rate are determined in the same manner as set forth above under "—*Disqualified Organizations*". Under these rules, it is anticipated that the Class R certificates will be a noneconomic residual interest. The REMIC Regulations explain that a significant purpose to impede the assessment or collection of tax exists if the transferor, at the time of the transfer, either knew or should have known that the transferee would be unwilling or unable to pay taxes due on its share of the taxable income of the REMIC. A safe harbor is provided if (i) the transferor conducted, at the time of the transfer, a reasonable investigation of the financial condition of the transferee and found that the transferee historically had paid its debts as they came due and found no significant evidence to indicate that the transferee would not continue to pay its debts as they came due in the future, (ii) the transferee represents to the transferor that it understands that, as the holder of the noneconomic residual interest, the transferee may incur tax liabilities in excess of cash flows generated by the interest and that the transferee intends to pay taxes associated with holding the residual interest as they become due, (iii) the transferee represents to the transferor that it will not cause income from the residual certificate to be attributable to a foreign permanent establishment or fixed base (within the meaning of an applicable income tax treaty) of the transferee or of any other person and (iv) one of the following tests is satisfied, either:

(a) the present value of the anticipated tax liabilities associated with holding the noneconomic residual interest will not exceed the sum of:

(1) the present value of any consideration given to the transferee to acquire the residual interest;

(2) the present value of the expected future distributions on the residual interest; and

(3) the present value of the anticipated tax savings associated with holding the residual interest as the REMIC generates losses; or

(b) (1) the transferee must be a domestic "C" corporation (other than a corporation exempt from taxation or a regulated investment company or real estate investment trust) that meets certain gross and net asset tests (generally, $100 million of gross assets and $10 million of net assets for the current year and the two preceding fiscal years);

(2) the transferee must agree in writing that any subsequent transfer of the residual interest would be to an eligible "C" corporation and would meet the requirement for a safe harbor transfer; and

(3) the facts and circumstances known to the transferor on or before the date of the transfer must not reasonably indicate that the taxes associated with ownership of the residual interest will not be paid by the transferee.

For purposes of computation of clause (a), the transferee is assumed to pay tax at the highest corporate rate of tax specified in the Code or, in certain circumstances, the alternative minimum tax rate. Further, present values generally are computed using a discount rate equal to the short term federal rate set forth in Code Section 1274(d) for the month of the transfer and the compounding period used by the transferee.

The PSA will require the transferee of the Class R certificates to certify to, among other things, the matters in requirements clauses (i) through (iii) above as part of the affidavit described above under the heading "—*Disqualified Organizations*" and agree to provide the written certification prescribed in the following sentence if it subsequently transfers the Class R certificates. The transferor must certify in writing to the certificate administrator that, as of the date of the transfer, it had no knowledge or reason to know that such affirmations of the transferee were false. The PSA will not require that transfers of the Class R certificates meet the requirement of clause (iv) above. Consequently, those transfers may not meet the safe harbor. Persons considering the purchase of the Class R certificates should consult their advisors regarding the advisability of meeting the safe harbor in any transfer of a Class R certificate.

Foreign Investors. The REMIC Regulations provide that the transfer of a residual interest that has "tax avoidance potential" to a "foreign person" will be disregarded for all federal tax purposes. This rule appears intended to apply to a transferee that is not a U.S. Person, unless such transferee's income is effectively connected with the conduct of a trade or business within the United States. A residual interest is deemed to have tax avoidance potential unless, at the time of the transfer, (i) the future value of expected distributions equals at least 30% of the anticipated excess inclusions after the transfer and (ii) the transferor reasonably expects that the transferee will receive sufficient distributions from the REMIC at or after the time at which the excess inclusions accrue and prior to the end of the next succeeding taxable year for the accumulated withholding tax liability to be paid. If the Non-U.S. Person transfers the residual interest back to a U.S. Person, the transfer will be disregarded and the foreign transferor will continue to be treated as the owner unless arrangements are made so that the transfer does not have the effect of allowing the transferor to avoid tax on accrued excess inclusions. Under these rules, it is anticipated that the Class R certificates will have tax avoidance potential. The Class R certificates generally may not be transferred to a person that is not a U.S. Person except under the circumstances described in this section.

Sale or Exchange of the Class R Certificates

Upon the sale or exchange of the Class R certificates, a Residual Holder will recognize gain or loss equal to the excess, if any, of the amount realized with respect to related residual interests over their adjusted bases (as described above under "—*Taxation of the Class R Certificates—Basis and Losses*") of the Residual Holder in the Class R certificates at the time of the sale or exchange. In addition to reporting the taxable income of each REMIC, the Residual Holder will have taxable income to the extent that any cash distribution to it from the related REMIC exceeds the allocated portion of its adjusted basis on that Distribution Date. Such income will be treated as gain from the sale or exchange of the Class R certificates. It is unclear whether the termination of the Trust REMICs will be treated as a sale or exchange of the Residual Holder's Class R certificates, although it is likely that it will not be so treated. If a termination were treated as a sale or exchange, and if the Residual Holder had an adjusted basis in the

Class R certificates remaining when its interests in the Trust REMICs are terminated and held the Class R certificates as a capital asset under Code Section 1221, then it would recognize a capital loss at that time in the amount of such remaining adjusted basis.

In addition, under Treasury regulations, a U.S. partnership having a partner that is not a U.S. Person will be required to pay withholding tax in respect of excess inclusion income allocable to such non-U.S. partner, even if no cash distributions are made to such partner. Similar rules apply to excess inclusion income allocable to Non-U.S. Persons through certain other Pass-Through Entities.

Any gain on the sale of the Class R certificates will be treated as ordinary income (i) if the Class R certificates are held as part of a "conversion transaction" as defined in Code Section 1258(c), up to the amount of interest that would have accrued on the Residual Holder's net investment in the conversion transaction at 120% of the appropriate applicable federal rate in effect at the time the taxpayer entered into the transaction minus any amount previously treated as ordinary income with respect to any prior disposition of property that was held as a past of such transaction or (ii) in the case of a non-corporate taxpayer, to the extent such taxpayer has made an election under Code Section 163(d)(4) to have net capital gains taxed as investment income at ordinary income rates. In addition, gain or loss recognized from the sale of the Class R certificates by certain banks or thrift institutions will be treated as ordinary income or loss pursuant to Code Section 582(c).

The Conference Committee Report to the 1986 Act provides that, except as provided in Treasury regulations yet to be issued, the wash sale rules of Code Section 1091 will apply to dispositions of residual interests where the seller of the residual interest during the period beginning six months before the sale or disposition of the residual interest and ending six months after such sale or disposition, acquires (or enters into any other transaction that results in the application of Code Section 1091) any residual interest in any REMIC or any interest in a "taxable mortgage pool" (such as a non-REMIC owner trust) that is economically comparable to a residual interest.

Taxes That May Be Imposed on a REMIC

Prohibited Transactions

Income from certain transactions by any Trust REMIC, called prohibited transactions, will not be part of the calculation of income or loss includible in the federal income tax returns of holders of the Class R certificates, but rather will be taxed directly to the Trust REMIC at a 100% rate. Prohibited transactions generally include (i) the disposition of a qualified mortgage other than for (a) substitution within two years of the Startup Day for a defective (including a defaulted) obligation (or repurchase in lieu of substitution of a defective (including a defaulted) obligation at any time) or for any qualified mortgage within three months of the Startup Day, (b) foreclosure, default or imminent default of a qualified mortgage, (c) bankruptcy or insolvency of the REMIC, or (d) a qualified (complete) liquidation, (ii) the receipt of income from assets that are not the type of mortgages or investments that the REMIC is permitted to hold, (iii) the receipt of compensation for services or (iv) the receipt of gain from disposition of cash flow investments other than pursuant to a qualified liquidation. Notwithstanding (i) and (iv), it is not a prohibited transaction to sell REMIC property to prevent a default on regular interests as a result of a default on qualified mortgages or to facilitate a qualified liquidation or a clean-up call. The REMIC Regulations indicate that the modification of a mortgage loan generally will not be treated as a disposition if it is occasioned by a default or reasonably foreseeable default, an assumption of a mortgage loan or the waiver of a "due-on-sale" or "due-on-encumbrance" clause. It is not anticipated that the Trust REMICs will engage in any prohibited transactions.

Contributions to a REMIC After the Startup Day

In general, a REMIC will be subject to a tax at a 100% rate on the value of any property contributed to the REMIC after the Startup Day. Exceptions are provided for cash contributions to the REMIC (i) during the three months following the Startup Day, (ii) made to a qualified reserve fund by a holder of a Class R certificate, (iii) in the nature of a guarantee, (iv) made to facilitate a qualified liquidation or clean-up call, and (v) as otherwise permitted in Treasury regulations yet to be issued. It is not anticipated that there will be any taxable contributions to the Trust REMICs.

Net Income from Foreclosure Property

The Lower-Tier REMIC will be subject to federal income tax at the highest corporate rate on "net income from foreclosure property", determined by reference to the rules applicable to real estate investment trusts. Generally, property acquired by foreclosure or deed-in-lieu of foreclosure would be treated as "foreclosure property" until the close of the third calendar year beginning after the Lower-Tier REMIC's acquisition of a REO Property, with a possible extension. Net income from foreclosure property generally means gain from the sale of a foreclosure property that is inventory property and gross income from foreclosure property other than qualifying rents and other qualifying income for a real estate investment trust.

In order for a foreclosed property to qualify as foreclosure property, any operation of the foreclosed property by the Lower-Tier REMIC generally must be conducted through an independent contractor. Further, such operation, even if conducted through an independent contractor, may give rise to "net income from foreclosure property", taxable at the highest corporate rate. Payment of such tax by the Lower-Tier REMIC would reduce amounts available for distribution to Certificateholders.

The special servicer will be required to determine generally whether the operation of foreclosed property in a manner that would subject the Lower-Tier REMIC to such tax would be expected to result in higher after-tax proceeds than an alternative method of operating such property that would not subject the Lower-Tier REMIC to such tax.

Administrative Matters

Solely for the purpose of the administrative provisions of the Code, a REMIC generally will be treated as a partnership and the Residual Holders will be treated as the partners. In general, the holder of the largest percentage interest of the Class R certificates will be the "tax matters person" of the related Trust REMIC for purposes of representing Residual Holders in connection with any IRS proceeding. However, the duties of the tax matters person will be delegated to the certificate administrator under the PSA. Certain tax information will be furnished quarterly to each Residual Holder who held a Class R certificate on any day in the previous calendar quarter.

Each Residual Holder is required to treat items on its return consistently with its treatment on each Trust REMIC's returns, unless the Residual Holder either files a statement identifying the inconsistency or establishes that the inconsistency resulted from incorrect information received from the applicable Trust REMIC. The IRS may assert a deficiency resulting from a failure to comply with the consistency requirement without instituting an administrative proceeding at the REMIC level. Any person that holds a Class R certificate as nominee for another person may be required to furnish the certificate administrator, in a manner to be provided in Treasury regulations, with the name and address of such person and other information.

Limitations on Deduction of Certain Expenses

An investor in the Class R certificates that is an individual, estate or trust will be subject to limitation with respect to certain itemized deductions described in Code Section 67, to the extent that such itemized deductions, in the aggregate, do not exceed 2% of the investor's adjusted gross income. In addition, Code Section 68 provides that itemized deductions otherwise allowable for a taxable year of an individual taxpayer with income above certain thresholds will be reduced by the lesser of (i) 3% of the excess, if any, of adjusted gross income over a specified statutory amount or (ii) 80% of the amount of itemized deductions otherwise allowable for such year. Such deductions may include deductions under Code Section 212 for all administrative and other non-interest expenses relating to the Trust REMICs. Such an investor that holds a Class R certificate either directly or indirectly through certain pass through entities may have its *pro rata* share of such expenses allocated to it as additional gross income, but may be subject to such limitation on deductions. In addition, such expenses are not deductible at all for purpose

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of computing the alternative minimum tax, and may cause such an investor to be subject to significant additional tax liability. As a result, the holders of the Class R certificates that are individuals, estates or trusts (holding the Class R certificates either directly or indirectly through a grantor trust, partnership, S corporation or certain other pass-through entities) may have taxable income in excess of cash distributions for the related period.

Taxation of Certain Foreign Investors

Regular Interests

Interest, including original issue discount, distributable to the Regular Interestholders that are nonresident aliens, foreign corporations or other Non-U.S. Persons will be considered "portfolio interest" and, therefore, generally will not be subject to a 30% United States withholding tax; *provided* that such Non-U.S. Person (i) is not a "10 percent shareholder" within the meaning of Code Section 871(h)(3)(B) or a controlled foreign corporation described in Code Section 881(c)(3)(C) with respect to the REMIC and (ii) provides the certificate administrator, or the person that would otherwise be required to withhold tax from such distributions under Code Section 1441 or 1442, with an appropriate statement, signed under penalties of perjury, identifying the beneficial owner and stating, among other things, that the beneficial owner of the Regular Interest is a Non-U.S. Person. The appropriate documentation includes IRS Form W-8BEN-E or W-8BEN, if the Non-U.S. Person is an entity (such as a corporation) or individual, respectively, eligible for the benefits of the portfolio interest exemption or an exemption based on a treaty; IRS Form W-8ECI if the Non-U.S. Person is eligible for an exemption on the basis of its income from the Regular Interest being effectively connected to a United States trade or business; IRS Form W-8BEN-E or W-8IMY if the Non-U.S. Person is a trust, depending on whether such trust is classified as the beneficial owner of the Regular Interest; and Form W-8IMY, with supporting documentation as specified in the Treasury regulations, required to substantiate exemptions from withholding on behalf of its partners, if the Non-U.S. Person is a partnership. With respect to IRS Forms W-8BEN, W-8BEN-E, W-8IMY and W-8ECI, each (other than IRS Form W-8IMY) expires after three full calendar years or as otherwise provided by applicable law. An intermediary (other than a partnership) must provide IRS Form W-8IMY, revealing all required information, including its name, address, taxpayer identification number, the country under the laws of which it is created, and certification that it is not acting for its own account. A "qualified intermediary" must certify that it has provided, or will provide, a withholding statement as required under Treasury regulations Section 1.1441-1(e)(5)(v), but need not disclose the identity of its account holders on its IRS Form W-8IMY, and may certify its account holders' status without including each beneficial owner's certification. A "non-qualified intermediary" must additionally certify that it has provided, or will provide, a withholding statement that is associated with the appropriate IRS Forms W-8 and W-9 required to substantiate exemptions from withholding on behalf of its beneficial owners. The term "intermediary" means a person acting as a custodian, a broker, nominee or otherwise as an agent for the beneficial owner of a Regular Interest. A "qualified intermediary" is generally a foreign financial institution or clearing organization or a non-U.S. branch or office of a U.S. financial institution or clearing organization that is a party to a withholding agreement with the IRS.

If such statement, or any other required statement, is not provided, 30% withholding will apply unless reduced or eliminated pursuant to an applicable tax treaty or unless the interest on the Regular Interest is effectively connected with the conduct of a trade or business within the United States by such Non-U.S. Person. In the latter case, such Non-U.S. Person will be subject to United States federal income tax at regular rates. Investors that are Non-U.S. Persons should consult their own tax advisors regarding the specific tax consequences to them of owning a Regular Interest.

Class R Certificates

The Conference Committee Report to the 1986 Act indicates that amounts paid to Residual Holders that are Non-U.S. Persons are treated as interest for purposes of the 30% (or lower treaty rate) United States withholding tax. Treasury regulations provide that amounts distributed to Residual Holders may generally qualify as "portfolio interest", subject to the conditions described in "—*Taxation of Regular Interests*" above, but only to the extent that the assets of the REMIC to which the residual interest relates consist of obligations issued in registered form within the meaning of Code Section 163(f)(1). Generally, the Mortgage Loans will not be considered obligations issued in registered form. Moreover, a Residual Holder will not be entitled to any exemption from the 30% withholding tax (or lower treaty rate) to the extent of that portion of REMIC taxable income that constitutes an excess inclusion. See "—*Taxation of the Class R Certificates—Limitations on Offset or Exemption of REMIC Income*" above. If the amounts paid to Residual Holders that are Non-U.S. Persons are effectively connected with the conduct of a trade or business within the United States, 30% (or lower treaty rate) withholding will not apply. Instead, the amounts paid to such Non-U.S. Persons will be subject to federal income tax at regular rates. See "—*Taxation of the Class R Certificates—Tax Related Restrictions on Transfer of the Class R Certificates—Foreign Investors*" above concerning the disregard of certain transfers having "tax avoidance potential". Transfers of the Class R certificates to Non-U.S. Persons are generally prohibited unless the income on the Class R certificates is effectively connected as described above. See "—*Taxation of the Class R Certificates—Tax Related Restrictions on Transfer of the Class R Certificates*" above.

FATCA

Under the "Foreign Account Tax Compliance Act" ("FATCA") provisions of the Hiring Incentives to Restore Employment Act, a 30% withholding tax is generally imposed on certain payments, including U.S.-source interest on or after July 1, 2014, and gross proceeds from the disposition of debt obligations that give rise to U.S.-source interest on or after January 1, 2017, to "foreign financial institutions" and certain other foreign financial entities if those foreign entities fail to comply with the requirements of FATCA. The certificate administrator will be required to withhold amounts under FATCA on payments made to holders who are subject to the FATCA requirements and who fail to provide the certificate administrator with proof that they have complied with such requirements. Prospective investors should consult their tax advisors regarding the applicability of FATCA to their certificates.

Backup Withholding

Distributions made on the certificates, and proceeds from the sale of the certificates to or through certain brokers, may be subject to a "backup" withholding tax under Code Section 3406 at the rate of 28% on "reportable payments" (including interest distributions, original issue discount and, under certain circumstances, principal distributions) unless the Certificateholder is a U.S. Person and provides IRS Form W-9 with the correct taxpayer identification number; in the case of the Regular Interests, is a Non-U.S. Person and provides IRS Form W-8BEN or W-8BEN-E, as applicable, identifying the Non-U.S. Person and stating that the beneficial owner is not a U.S. Person; or can be treated as an exempt recipient within the meaning of Treasury regulations Section 1.6049-4(c)(1)(ii). Any amounts to be withheld from distribution on the certificates would be refunded by the IRS or allowed as a credit against the Certificateholder's federal income tax liability. Information reporting requirements may also apply regardless of whether withholding is required. Holders are urged to contact their own tax advisors regarding the application to them of backup withholding and information reporting.

Information Reporting

Holders who are individuals (and certain domestic entities that are formed or availed of for purposes of holding, directly or indirectly, "specified foreign financial assets") may be subject to certain foreign financial asset reporting obligations with respect to their certificates held through a financial account maintained by a foreign financial institution if the aggregate value of their certificates and their other "specified foreign financial assets" exceeds $50,000. Significant penalties can apply if a holder fails to disclose its specified foreign financial assets. We urge you to consult your tax advisor with respect to this and other reporting obligations with respect to your certificates.

3.8% Medicare Tax on "Net Investment Income"

Certain non-corporate U.S. holders will be subject to an additional 3.8% tax on all or a portion of their "net investment income", which may include the interest payments and any gain realized with respect to the certificates, to the extent of their net investment income that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return. The 3.8% Medicare tax is determined in a different manner than the regular income tax. U.S. holders should consult their tax advisors with respect to their consequences with respect to the 3.8% Medicare tax.

Reporting Requirements

Each Trust REMIC will be required to maintain its books on a calendar year basis and to file federal income tax returns in a manner similar to a partnership. The form for such returns is IRS Form 1066, U.S. Real Estate Mortgage Investment Conduit (REMIC) Income Tax Return. The trustee will be required to sign each Trust REMIC's returns.

Reports of accrued interest, original issue discount, if any, and information necessary to compute the accrual of any market discount on the Regular Interests will be made annually to the IRS and to individuals, estates, non-exempt and non-charitable trusts, and partnerships that are either Regular Interestholders or beneficial owners that own Regular Interests through a broker or middleman as nominee. All brokers, nominees and all other nonexempt Regular Interestholders (including corporations, non-calendar year taxpayers, securities or commodities dealers, placement agents, real estate investment trusts, investment companies, common trusts, thrift institutions and charitable trusts) may request such information for any calendar quarter by telephone or in writing by contacting the person designated in IRS Publication 938 with respect to the REMIC. Holders through nominees must request such information from the nominee.

The IRS's Form 1066 has an accompanying Schedule Q, "Quarterly Notice to Residual Interest Holders of REMIC Taxable Income or Net Loss Allocation". Treasury regulations require that Schedule Q be furnished by each Trust REMIC to each Residual Holder by the end of the month following the close of each calendar quarter (41 days after the end of a quarter under proposed Treasury regulations) in which such Trust REMIC is in existence.

Treasury regulations require that, in addition to the foregoing requirements, information must be furnished quarterly to each holder of a Class R certificate, furnished annually, if applicable, to holders of Regular Interests, and filed annually with the IRS concerning Code Section 67 expenses, see "— *Limitations on Deduction of Certain Expenses*" above, allocable to those Regular Interestholders. Furthermore, under those regulations, information must be furnished quarterly to each holder of a Class R certificate, furnished annually to the Regular Interestholders and filed annually with the IRS concerning the percentage of each Trust REMIC's assets meeting the qualified asset tests described under "— *Qualification as a REMIC*" above.

[[FOR GRANTOR TRUSTS] Under these regulations, the certificate administrator will be required to file IRS Form 1099 (or any successor form) with the IRS with respect to holders of [Class [EC] certificates and Exchangeable Certificates] [FLOATING RATE CLASS] [ARD Class] who are not "exempt recipients" (a term that includes corporations, trusts, securities dealers, middlemen and certain other non-individuals) and do not hold such certificates through a middleman, to report the issuing entity's gross income and, in certain circumstances, unless the certificate administrator reports under the safe harbor as described in the last sentence of this paragraph, if any assets of the issuing entity were disposed of or certificates are sold in secondary market sales, the portion of the gross proceeds relating to the assets of the issuing entity that are attributable to such holder. The same requirements would be imposed on middlemen holding such certificates on behalf of the related holders. Under certain circumstances, the certificate administrator may report under the safe harbor for widely-held mortgage trusts, as such term is defined under Treasury regulations Section 1.671-5.

These regulations also require that the certificate administrator make available information regarding interest income and information necessary to compute any original issue discount to (i) exempt recipients (including middlemen) and non-calendar year taxpayers, upon request, in accordance with the requirements of the regulations and (ii) Certificateholders who do not hold their certificates through a middleman. The information must be provided to parties specified in clause (i) on or before the later of the [44th] [30th] day after the close of the calendar year to which the request relates and [28] [14] days after the receipt of the request. The information must be provided to parties specified in <u>clause (ii)</u> on or before March 15 of the calendar year for which the statement is being furnished.]]

DUE TO THE COMPLEXITY OF THESE RULES AND THE CURRENT UNCERTAINTY AS TO THE MANNER OF THEIR APPLICATION TO THE ISSUING ENTITY AND CERTIFICATEHOLDERS, IT IS PARTICULARLY IMPORTANT THAT POTENTIAL INVESTORS CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX TREATMENT OF THEIR ACQUISITION, OWNERSHIP AND DISPOSITION OF THE CERTIFICATES.

CERTAIN STATE AND LOCAL TAX CONSIDERATIONS

In addition to the federal income tax consequences described in "*Material Federal Income Tax Considerations*" above, purchasers of Offered Certificates should consider the state and local income tax consequences of the acquisition, ownership, and disposition of the Offered Certificates. State and local income tax law may differ substantially from the corresponding federal law, and this discussion does not purport to describe any aspect of the income tax laws of any state or locality.

It is possible that one or more jurisdictions may attempt to tax nonresident holders of offered certificates solely by reason of the location in that jurisdiction of the depositor, the trustee, the certificate administrator, the sponsors, a related borrower or a mortgaged property or on some other basis, may require nonresident holders of certificates to file returns in such jurisdiction or may attempt to impose penalties for failure to file such returns; and it is possible that any such jurisdiction will ultimately succeed in collecting such taxes or penalties from nonresident holders of offered certificates. We cannot assure you that holders of offered certificates will not be subject to tax in any particular state, local or other taxing jurisdiction.

You should consult with your tax advisor with respect to the various state and local, and any other, tax consequences of an investment in the Offered Certificates.

METHOD OF DISTRIBUTION (UNDERWRITER)

Subject to the terms and conditions set forth in an underwriting agreement (the "<u>Underwriting Agreement</u>"), among the depositor and the underwriters, the depositor has agreed to sell to the underwriters, and the underwriters have severally, but not jointly, agreed to purchase from the depositor the respective Certificate Balance or the Notional Amount, as applicable, of each class of Offered Certificates set forth below subject in each case to a variance of 5%.

Class	Merrill Lynch, Pierce, Fenner & Smith Incorporated	[OTHER UNDERWRITERS]	

The Underwriting Agreement provides that the obligations of the underwriters will be subject to certain conditions precedent and that the underwriters will be obligated to purchase all Offered Certificates if any are purchased. In the event of a default by any underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the non-defaulting underwriter(s) may be increased or the Underwriting Agreement may be terminated.

The parties to the PSA have severally agreed to indemnify the underwriters, and the underwriters have agreed to indemnify the depositor and controlling persons of the depositor, against certain liabilities, including liabilities under the Securities Act, and will contribute to payments required to be made in respect of these liabilities.

[IF NOT A FIRM COMMITMENT UNDERWRITING, DESCRIBE TERMS OF BEST EFFORTS UNDERWRITING, OR PLACEMENT AGENCY ARRANGEMENT OR DIRECT OFFERING BY DEPOSITOR, PROVIDED THAT ANY CONTINUOUS OFFERING MUST BE AN "ALL OR NOTHING" OFFERING. IF APPLICABLE, DESCRIBE SALES OF SECURITIES TO ANY LOAN SELLERS BY THE UNDERWRITERS]

The depositor has been advised by the underwriters that they propose to offer the Offered Certificates to the public from time to time in one or more negotiated transactions, or otherwise, at varying prices to be determined at the time of sale. [MODIFY THIS DISCLOSURE IF A FIXED PRICE OFFERING] Proceeds to the depositor from the sale of Offered Certificates will be approximately [____]% of the initial aggregate Certificate Balance of the Offered Certificates, plus accrued interest on the Offered Certificates from [_____], before deducting expenses payable by the depositor. The underwriters may effect the transactions by selling the Offered Certificates to or through dealers, and the dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the underwriters. In connection with the purchase and sale of the Offered Certificates, the underwriters and dealers may be deemed to have received compensation from the depositor in the form of underwriting discounts and commissions.

Expenses payable by the depositor are estimated at $[__], excluding underwriting discounts and commissions.

We anticipate that the Offered Certificates will be sold primarily to institutional investors. Purchasers of Offered Certificates, including dealers, may, depending on the facts and circumstances of those purchases, be deemed to be "underwriters" within the meaning of the Securities Act in connection with reoffers and resales by them of Offered Certificates. If you purchase Offered Certificates, you should consult with your legal advisors in this regard prior to any reoffer or resale. The underwriters expect to make, but are not obligated to make, a secondary market in the Offered Certificates. See "*Risk Factors— Other Risks Relating to the Certificates—The Certificates May Have Limited Liquidity and the Market Value of the Certificates May Decline*".

The primary source of ongoing information available to investors concerning the Offered Certificates will be the monthly statements discussed under "*Description of the Certificates—Reports to Certificateholders*; *Certain Available Information*". We cannot assure you that any additional information regarding the Offered Certificates will be available through any other source. In addition, we are not aware of any source through which price information about the Offered Certificates will be generally available on an ongoing basis. The limited nature of that information regarding the Offered Certificates may adversely affect the liquidity of the Offered Certificates, even if a secondary market for the Offered Certificates becomes available.

Merrill Lynch, Pierce, Fenner & Smith Incorporated, one of the underwriters, is an affiliate of the depositor and an affiliate of one of the sponsors. [_____], one of the underwriters, is an affiliate of one of the sponsors. [_____], one of the underwriters, is an affiliate of one of the sponsors.

A substantial portion of the net proceeds of this offering (after the payment of underwriting compensation and transaction expenses) is expected to be directed to affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, [_____] and [_____], which are underwriters for this offering. That flow of funds will occur by means of the collective effect of the payment by the underwriters to the depositor, an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, of the purchase price for the Offered Certificates, the payment described in the next paragraph and the following payments: (i) the

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payment by the depositor to BANA, an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, in its capacity as a sponsor, of the purchase price for the mortgage loans to be sold to the depositor by BANA, (ii) the payment by the depositor to [_____], an affiliate of [_____], in its capacity as a sponsor, of the purchase price for the mortgage loans sold to the depositor by Barclays and (iii) the payment by the depositor to [_____], an affiliate of [_____], in its capacity as a sponsor, of the purchase price for the mortgage loan sold to the depositor by [_____]. See "*Transaction Parties— The Sponsors and Mortgage Loan Sellers*".

As a result of the circumstances described above in this paragraph and the prior paragraph, [_____], [_____] and [_____] have a "conflict of interest" within the meaning of Rule 5121 of the consolidated rules of The Financial Industry Regulatory Authority, Inc. In addition, other circumstances exist that result in the underwriters or their affiliates having conflicts of interest, notwithstanding that such circumstances may not constitute a "conflict of interest" within the meaning of such Rule 5121. See "*Risk Factors—Risks Related to Conflicts of Interest—Interests and Incentives of the Underwriter Entities May Not Be Aligned With Your Interests*".

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

[The following documents filed by the date of the filing of this prospectus filed in accordance with Rule 424(h) or Rule 424(b), as applicable, under the Securities Act are incorporated by reference into this prospectus:

(1) The disclosures filed as exhibits to Form ABS–EE in accordance with Items 601(b)(102) and Item 601(b)(103) of Regulation S–K under the Securities Act;

(2) ADDITIONAL DOCUMENTS INCORPORATED BY REFERENCE.

All reports filed or caused to be filed by the depositor with respect to the issuing entity before the termination of this offering pursuant to Section 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934, as amended, that relate to the Offered Certificates (other than Annual Reports on Form 10-K) will be deemed to be incorporated by reference into this prospectus[, except that if a Non-Serviced PSA is entered into after termination of this offering, any Current Report on Form 8-K filed after termination of this offering that includes as an exhibit such Non-Serviced PSA will be deemed to be incorporated by reference into this prospectus.

The depositor will provide or cause to be provided without charge to each person to whom this prospectus is delivered in connection with this offering (including beneficial owners of the Offered Certificates), upon written or oral request of that person, a copy of any or all documents or reports incorporated in this prospectus by reference, in each case to the extent the documents or reports relate to the Offered Certificates, other than the exhibits to those documents (unless the exhibits are specifically incorporated by reference in those documents). Requests to the depositor should be directed in writing to its principal executive offices at One Bryant Park, New York, New York 10036, Attention: President, or by telephone at [(646) 855-3953].

WHERE YOU CAN FIND MORE INFORMATION

The depositor has filed a Registration Statement on Form SF-3 (SEC File No. [_____]) (the "Registration Statement") relating to multiple series of CMBS, including the Offered Certificates, with the SEC. This prospectus will form a part of the Registration Statement, but the Registration Statement includes additional information. Copies of the Registration Statement and other materials filed with or furnished to the SEC, including Distribution Reports on Form 10-D, Annual Reports on Form 10-K, Current Reports on Form 8-K, Forms ABS-15G, and any amendments to these reports may be read and copied at the Public Reference Section of the SEC, 100 F Street N.W., Washington, D.C. 20549, on official business days between the hours of 10:00 a.m. and 3:00 p.m. Information regarding the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet site at "http://www.sec.gov" at which you can view and download copies of reports, proxy and information statements and other information filed or furnished electronically through the Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system. The SEC maintains computer terminals providing access to the EDGAR system at each of the offices referred to above.

The depositor has met the registrant requirements of Section I.A.1. of the General Instructions to the Registration Statement.

Copies of all reports of the issuing entity on Forms 10-D, 10-K and 8-K will also be made available on the website of the [trustee][certificate administrator] as soon as reasonably practicable after these materials are electronically filed with, or furnished to the SEC through the EDGAR system.

FINANCIAL INFORMATION

The issuing entity will be newly formed and will not have engage in any business activities or have any assets or obligations prior to the issuance of the Offered Certificates. Accordingly, no financial statements with respect to the issuing entity are included in this prospectus.

The depositor has determined that its financial statements will not be material to the offering of the Offered Certificates.

CERTAIN ERISA CONSIDERATIONS

General

The Employee Retirement Income Security Act of 1974, as amended, or ERISA, and Code Section 4975 impose certain requirements on retirement plans, and on certain other employee benefit plans and arrangements, including individual retirement accounts and annuities, Keogh plans, collective investment funds, insurance company separate accounts and some insurance company general accounts in which those plans, accounts or arrangements are invested that are subject to the fiduciary responsibility provisions of ERISA or Code Section 4975 (all of which are referred to as "Plans"), and on persons who are fiduciaries with respect to Plans, in connection with the investment of Plan assets. Certain employee benefit plans, such as governmental plans (as defined in ERISA Section 3(32)), and, if no election has been made under Code Section 410(d), church plans (as defined in Section 3(33) of ERISA) are not subject to ERISA requirements. However, those plans may be subject to the provisions of other applicable federal, state or local law ("Similar Law") materially similar to the foregoing provisions of ERISA or the Code. Moreover, those plans, if qualified and exempt from taxation under Code Sections 401(a) and 501(a), are subject to the prohibited transaction rules set forth in Code Section 503.

ERISA generally imposes on Plan fiduciaries certain general fiduciary requirements, including those of investment prudence and diversification and the requirement that a Plan's investments be made in accordance with the documents governing the Plan. In addition, ERISA and the Code prohibit a broad range of transactions involving assets of a Plan and persons ("Parties in Interest") who have certain specified relationships to the Plan, unless a statutory, regulatory or administrative exemption is available. Certain Parties in Interest that participate in a prohibited transaction may be subject to an excise tax imposed pursuant to Code Section 4975, unless a statutory, regulatory or administrative exemption is available. These prohibited transactions generally are set forth in Section 406 of ERISA and Code Section 4975. Special caution should be exercised before the assets of a Plan are used to purchase an offered certificate if, with respect to those assets, the depositor, any servicer or the trustee or any of their affiliates, either: (a) has investment discretion with respect to the investment of those assets of that Plan; or (b) has authority or responsibility to give, or regularly gives, investment advice with respect to those assets for a fee and pursuant to an agreement or understanding that the advice will serve as a primary basis for investment decisions with respect to those assets and that the advice will be based on the particular investment needs of the Plan; or (c) is an employer maintaining or contributing to the Plan.

Before purchasing any offered certificates with Plan assets, a Plan fiduciary should consult with its counsel and determine whether there exists any prohibition to that purchase under the requirements of

ERISA or Code Section 4975, whether any prohibited transaction class exemption or any individual administrative prohibited transaction exemption (as described below) applies, including whether the appropriate conditions set forth in those exemptions would be met, or whether any statutory prohibited transaction exemption is applicable. Fiduciaries of plans subject to a Similar Law should consider the need for, and the availability of, an exemption under such applicable Similar Law.

Plan Asset Regulations

A Plan's investment in offered certificates may cause the assets of the issuing entity to be deemed Plan assets. Section 2510.3-101 of the regulations of the United States Department of Labor ("DOL"), as modified by Section 3(42) of ERISA, provides that when a Plan acquires an equity interest in an entity, the Plan's assets include both the equity interest and an undivided interest in each of the underlying assets of the entity, unless certain exceptions not applicable to this discussion apply, or unless the equity participation in the entity by "benefit plan investors" (that is, Plans and entities whose underlying assets include plan assets) is not "significant". For this purpose, in general, equity participation in an entity will be "significant" on any date if, immediately after the most recent acquisition of any certificate, 25% or more of any class of certificates is held by benefit plan investors.

In general, any person who has discretionary authority or control respecting the management or disposition of Plan assets, and any person who provides investment advice with respect to those assets for a fee, is a fiduciary of the investing Plan. If the assets of the issuing entity constitute Plan assets, then any party exercising management or discretionary control regarding those assets, such as a master servicer, a special servicer or any sub-servicer, may be deemed to be a Plan "fiduciary" with respect to the investing Plan, and thus subject to the fiduciary responsibility provisions and prohibited transaction provisions of ERISA and Code Section 4975. In addition, if the assets of the issuing entity constitute Plan assets, the purchase of offered certificates by a Plan, as well as the operation of the issuing entity, may constitute or involve a prohibited transaction under ERISA or the Code.

Administrative Exemptions

The U.S. Department of Labor has issued to the predecessor of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Prohibited Transaction Exemption 93-31, 58 Fed. Reg. 28,620 (May 14, 1993), each as amended by Prohibited Transaction Exemption 2013-08, 78 Fed. Reg. 41,090 (July 9, 2013) (the "Exemption"). The Exemption generally exempts from the application of the prohibited transaction provisions of Sections 406 and 407 of ERISA, and the excise taxes imposed on prohibited transactions pursuant to Code Sections 4975(a) and (b), certain transactions, among others, relating to the servicing and operation of pools of mortgage loans, such as the pool of mortgage loans held by the issuing entity, and the purchase, sale and holding of mortgage pass-through certificates, such as the Offered Certificates, underwritten by Merrill Lynch, Pierce, Fenner & Smith Incorporated, *provided* that certain conditions set forth in the Exemption are satisfied. The depositor expects that the Exemption generally will apply to the Offered Certificates.

The Exemption sets forth five general conditions that must be satisfied for a transaction involving the purchase, sale and holding of the Offered Certificates to be eligible for exemptive relief. First, the acquisition of the Offered Certificates by a Plan must be on terms (including the price paid for the Offered Certificates) that are at least as favorable to the Plan as they would be in an arm's-length transaction with an unrelated party. Second, the Offered Certificates at the time of acquisition by the Plan must be rated in one of the four highest generic rating categories by at least one NRSRO that meets the requirements of the Exemption (an "Exemption Rating Agency"). Third, the trustee cannot be an affiliate of any other member of the Restricted Group other than an underwriter. The "Restricted Group" consists of any underwriter, the depositor, the trustee, the master servicer, the special servicer, any sub-servicer, any entity that provides insurance or other credit support to the issuing entity and any borrower with respect to mortgage loans constituting more than 5% of the aggregate unamortized principal balance of the mortgage loans as of the date of initial issuance of the Offered Certificates, and any affiliate of any of the foregoing entities. Fourth, the sum of all payments made to and retained by the underwriters must represent not more than reasonable compensation for underwriting the Offered Certificates, the sum of all payments made to and retained by the depositor pursuant to the assignment of the mortgage loans to the issuing entity must represent not more than the fair market value of the mortgage loans and the sum of all payments made to and retained by the master servicer, the special servicer and any sub-servicer must represent not more than reasonable compensation for that person's services under the PSA and reimbursement of the person's reasonable expenses in connection therewith. Fifth, the investing Plan must be an accredited investor as defined in Rule 501(a)(1) of Regulation D under the Securities Act.

It is a condition of the issuance of the Offered Certificates that they have the ratings described above required by the Exemption and the depositor believes that each of the Rating Agencies qualifies as an Exemption Rating Agency. Consequently, the second general condition set forth above will be satisfied with respect to the Offered Certificates as of the Closing Date. As of the Closing Date, the third general condition set forth above will be satisfied with respect to the Offered Certificates. In addition, the depositor believes that the fourth general condition set forth above will be satisfied with respect to the Offered Certificates. A fiduciary of a Plan contemplating purchasing an Offered Certificate in the secondary market must make its own determination that, at the time of purchase, the Offered Certificates continue to satisfy the second general condition set forth above. A fiduciary of a Plan contemplating purchasing an Offered Certificate, whether in the initial issuance of the Offered Certificates or in the secondary market, must make its own determination that the first and fifth general conditions set forth above will be satisfied with respect to the related Offered Certificate.

The Exemption also requires that the issuing entity meet the following requirements: (1) the issuing entity must consist solely of assets of the type that have been included in other investment pools; (2) certificates in those other investment pools must have been rated in one of the four highest categories by at least one of the Exemption Rating Agencies for at least one year prior to the Plan's acquisition of Offered Certificates; and (3) certificates in those other investment pools must have been purchased by investors other than Plans for at least one year prior to any Plan's acquisition of Offered Certificates.

The depositor believes that the conditions to the applicability of the Exemption will generally be met with respect to the Offered Certificates, other than those conditions which are dependent on facts unknown to the depositor or which it cannot control, such as those relating to the circumstances of the Plan purchaser or the Plan fiduciary making the decision to purchase any such Offered Certificates.

If the general conditions of the Exemption are satisfied, the Exemption may provide an exemption from the restrictions imposed by Sections 406(a) and 407(a) of ERISA (as well as the excise taxes imposed by Code Sections 4975(a) and (b) by reason of Code Sections 4975(c)(1)(A) through (D)) in connection with (1) the direct or indirect sale, exchange or transfer of Offered Certificates in the initial issuance of certificates between the depositor or the underwriters and a Plan when the depositor, any of the underwriters, the trustee, the master servicer, the special servicer, a sub-servicer or a borrower is a party in interest with respect to the investing Plan, (2) the direct or indirect acquisition or disposition in the secondary market of the Offered Certificates by an Plan and (3) the holding of Offered Certificates by a Plan. However, no exemption is provided from the restrictions of Sections 406(a)(1)(E), 406(a)(2) and 407 of ERISA for the acquisition or holding of an Offered Certificate on behalf of an "Excluded Plan" by any person who has discretionary authority or renders investment advice with respect to the assets of the Excluded Plan. For purposes of this prospectus, an "Excluded Plan" is a Plan sponsored by any member of the Restricted Group.

If certain specific conditions of the Exemption are also satisfied, the Exemption may provide an exemption from the restrictions imposed by Sections 406(b)(1) and (b)(2) of ERISA and the taxes imposed by Code Section 4975(c)(1)(E) in connection with (1) the direct or indirect sale, exchange or transfer of Offered Certificates in the initial issuance of certificates between the depositor or the underwriters and a Plan when the person who has discretionary authority or renders investment advice with respect to the investment of Plan assets in those certificates is (a) a borrower with respect to 5% or less of the fair market value of the mortgage loans or (b) an affiliate of that person, (2) the direct or indirect acquisition or disposition in the secondary market of Offered Certificates by a Plan and (3) the holding of Offered Certificates by a Plan.

Further, if certain specific conditions of the Exemption are satisfied, the Exemption may provide an exemption from the restrictions imposed by Sections 406(a), 406(b) and 407(a) of ERISA, and the taxes imposed by Code Sections 4975(a) and (b) by reason of Code Section 4975(c) for transactions in connection with the servicing, management and operation of the pool of mortgage loans.

A fiduciary of a Plan should consult with its counsel with respect to the applicability of the Exemption. The fiduciary of a plan not subject to ERISA or Code Section 4975, such as a governmental plan, should determine the need for and availability of exemptive relief under applicable Similar Law. A purchaser of an Offered Certificate should be aware, however, that even if the conditions specified in one or more exemptions are satisfied, the scope of relief provided by an exemption may not cover all acts which might be construed as prohibited transactions.

Insurance Company General Accounts

Sections I and III of Prohibited Transaction Class Exemption ("PTCE") 95-60 exempt from the application of the prohibited transaction provisions of Sections 406(a), 406(b) and 407(a) of ERISA and Code Section 4975 transactions in connection with the acquisition of a security (such as a certificate issued by the issuing entity) as well as the servicing, management and operation of a trust (such as the issuing entity) in which an insurance company general account has an interest as a result of its acquisition of certificates issued by the issuing entity, provided that certain conditions are satisfied. If these conditions are met, insurance company general accounts investing assets that are treated as assets of Plans would be allowed to purchase certain classes of certificates which do not meet the ratings requirements of the Exemption. All other conditions of the Exemption would have to be satisfied in order for PTCE 95-60 to be available. Before purchasing any class of offered certificates, an insurance company general account seeking to rely on Sections I and III of PTCE 95-60 should itself confirm that all applicable conditions and other requirements have been satisfied.

Section 401(c) of ERISA provides certain exemptive relief from the provisions of Part 4 of Title I of ERISA and Code Section 4975, including the prohibited transaction restrictions imposed by ERISA and the related excise taxes imposed by the Code, for transactions involving an insurance company general account. Pursuant to Section 401(c) of ERISA, the DOL issued regulations ("401(c) Regulations"), generally effective July 5, 2001, to provide guidance for the purpose of determining, in cases where insurance policies supported by an insured's general account are issued to or for the benefit of a Plan on or before December 31, 1998, which general account assets constitute Plan assets. Any assets of an insurance company general account which support insurance policies issued to a Plan after December 31, 1998 or issued to Plans on or before December 31, 1998 for which the insurance company does not comply with the 401(c) Regulations may be treated as Plan assets. In addition, because Section 401(c) of ERISA does not relate to insurance company separate accounts, separate account assets are still generally treated as Plan assets of any Plan invested in that separate account. Insurance companies contemplating the investment of general account assets in the offered certificates should consult with their counsel with respect to the applicability of Section 401(c) of ERISA.

Unrelated Business Taxable Income; Residual Certificates

The purchase of a Residual Certificate by any employee benefit plan qualified under Code Section 401(a) and exempt from taxation under Code Section 501(a), including most varieties of Plans, may give rise to "unrelated business taxable income" as described in Code Sections 511-515 and 860E. Further, prior to the purchase of Residual Certificates, a prospective transferee may be required to provide an affidavit to a transferor that it is not, nor is it purchasing a Residual Certificate on behalf of, a ["Disqualified Organization"],which term as defined above includes certain tax-exempt entities not subject to Code Section 511 including certain governmental plans, as discussed above under the caption "*Material Federal Income Tax Considerations—Taxes That May Be Imposed on a REMIC—Prohibited Transactions*."

Due to the complexity of these rules and the penalties imposed upon persons involved in prohibited transactions, it is particularly important that potential investors who are Plan fiduciaries or who are investing Plan assets consult with their counsel regarding the consequences under ERISA and the Code of their acquisition and ownership of certificates.

THE SALE OF OFFERED CERTIFICATES TO A PLAN IS IN NO RESPECT A REPRESENTATION BY THE DEPOSITOR OR ANY OF THE UNDERWRITERS THAT THIS INVESTMENT MEETS ANY RELEVANT LEGAL REQUIREMENTS WITH RESPECT TO INVESTMENTS BY PLANS GENERALLY OR ANY PARTICULAR PLAN, OR THAT THIS INVESTMENT IS APPROPRIATE FOR PLANS GENERALLY OR ANY PARTICULAR PLAN.

LEGAL INVESTMENT

[SPECIFY CLASSES] [None of the] classes of Offered Certificates will constitute "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984, as amended ("SMMEA"). Generally, the only classes of Offered Certificates which will qualify as "mortgage related securities" will be those that (1) are rated in one of the two highest rating categories by at least one nationally recognized statistical rating organization, as defined in Section 3(a)(62) of the Exchange Act ("NRSRO"); and (2) are part of a series evidencing interests in a trust consisting of loans originated by certain types of originators specified in SMMEA and secured by first liens on real estate.

Although Section 939(e) of the Dodd-Frank Act amended SMMEA, effective July 21, 2012, so as to require the SEC to establish creditworthiness standards by that date in substitution for the foregoing ratings test, the SEC has neither proposed nor adopted a rule establishing new creditworthiness standards for purposes of SMMEA as of the date of this prospectus. However, the SEC has issued a transitional interpretation (Release No. 34-67448 (effective July 20, 2012)), which provides that, until such time as final rules establishing new standards of creditworthiness become effective, the standard of creditworthiness for purposes of the definition of the term "mortgage related security" is a security that is rated in one of the two highest rating categories by at least one NRSRO. Depending on the standards of creditworthiness that are ultimately established by the SEC, it is possible that certain classes of Offered Certificates specified to be "mortgage related securities" for purposes of SMMEA may no longer qualify as such as of the time such new standards are effective.

The appropriate characterization of the Offered Certificates under various legal investment restrictions, and thus the ability of investors subject to those restrictions to purchase the Offered Certificates, are subject to significant interpretive uncertainties. We make no representation as to the proper characterization of the Offered Certificates for legal investment, financial institution regulatory, or other purposes, or as to the ability of particular investors to purchase any Offered Certificates under applicable legal investment restrictions. Further, any ratings downgrade of a class of Offered Certificates by an NRSRO to less than an "investment grade" rating (*i.e.*, lower than the top four rating categories) may adversely affect the ability of an investor to purchase or retain, or otherwise impact the regulatory characteristics of, that class. The uncertainties described above (and any unfavorable future determinations concerning the legal investment or financial institution regulatory characteristics of the Offered Certificates) may adversely affect the liquidity and market value of the Offered Certificates.

Accordingly, if your investment activities are subject to legal investment laws and regulations, regulatory capital requirements, or review by regulatory authorities, you should consult with your own legal advisors in determining whether and to what extent the Offered Certificates constitute legal investments or are subject to investment, capital, or other regulatory restrictions.

The issuing entity will not be registered under the Investment Company Act of 1940, as amended. The issuing entity will be relying on an exclusion or exemption from the definition of "investment company" under the Investment Company Act of 1940, as amended contained in Section 3(c)(5) of the Investment Company Act of 1940, as amended, or Rule 3a-7 under the Investment Company Act of 1940, as amended, although there may be additional exclusions or exemptions available to the issuing entity. The issuing entity is being structured so as not to constitute a "covered fund" for purposes of the Volcker Rule under the Dodd-Frank Act.

LEGAL MATTERS

The validity of the certificates and material federal income tax matters will be passed upon for the depositor by Cadwalader, Wickersham & Taft LLP. Certain legal matters will be passed upon for the underwriters by [_____].

RATINGS

It is a condition to their issuance that the Offered Certificates receive investment grade credit ratings from each of the [__] Rating Agencies.

We are not obligated to maintain any particular rating with respect to any class of Offered Certificates. Changes affecting the Mortgaged Properties, the parties to the PSA or another person may have an adverse effect on the ratings of the Offered Certificates, and thus on the liquidity, market value and regulatory characteristics of the Offered Certificates, although such adverse changes would not necessarily be an event of default under the applicable Mortgage Loan.

The ratings address the likelihood of full and timely receipt by the Certificateholders of all distributions of interest at the applicable Pass-Through Rate on the Offered Certificates to which they are entitled on each distribution date and the ultimate payment in full of the Certificate Balance of each class of Offered Certificates on a date that it not later than the Rated Final Distribution Date with respect to such class of certificates. The Rated Final Distribution Date will be the distribution date in [RATED FINAL DISTRIBUTION DATE]. See "*Yield and Maturity Considerations*" and "*Pooling and Servicing Agreement—Advances*". Any ratings of each Offered Certificates should be evaluated independently from similar ratings on other types of securities.

The ratings are not a recommendation to buy, sell or hold securities, a measure of asset value or an indication of the suitability of an investment, and may be subject to revision or withdrawal at any time by any Rating Agency. In addition, these ratings do not address: (a) the likelihood, timing, or frequency of prepayments (both voluntary and involuntary) and their impact on interest payments or the degree to which such prepayments might differ from those originally anticipated, (b) the possibility that a Certificateholder might suffer a lower than anticipated yield, (c) the likelihood of receipt of yield maintenance charges, prepayment charges, prepayment premiums, prepayment fees or penalties, default interest or post-anticipated repayment date additional interest, (d) the likelihood of experiencing any Prepayment Interest Shortfalls, an assessment of whether or to what extent the interest payable on any class of Offered Certificates may be reduced in connection with any Prepayment Interest Shortfalls, or of receiving Compensating Interest Payments, (e) the tax treatment of the Offered Certificates or effect of taxes on the payments received, (f) the likelihood or willingness of the parties to the respective documents to meet their contractual obligations or the likelihood or willingness of any party or court to enforce, or hold enforceable, the documents in whole or in part, (g) an assessment of the yield to maturity that investors may experience, (h) the likelihood, timing or receipt of any payments of interest to the holders of the Offered Certificates resulting from an increase in the interest rate on any Mortgage Loan in connection with a Mortgage Loan modification, waiver or amendment, (i) Excess Interest, or (j) other non-credit risks, including, without limitation, market risks or liquidity.

The ratings take into consideration the credit quality of the underlying Mortgaged Properties and the Mortgage Loans, structural and legal aspects associated with the Offered Certificates, and the extent to which the payment stream of the Mortgage Loans is adequate to make payments required under the Offered Certificates. However, as noted above, the ratings do not represent an assessment of the likelihood, timing or frequency of principal prepayments (both voluntary and involuntary) by the borrowers, or the degree to which such prepayments might differ from those originally anticipated. In general, the ratings address credit risk and not prepayment risk. Ratings are forward-looking opinions about credit risk and express an agency's opinion about the ability and willingness of an issuer of securities to meet its financial obligations in full and on time. Ratings are not indications of investment merit. In addition, the ratings do not represent an assessment of the yield to maturity that investors may experience or the possibility that investors might not fully recover their initial investment in the event of delinquencies or

386

defaults or rapid prepayments on the Mortgage Loans (including both voluntary and involuntary prepayments) or the application of any realized losses. In the event that holders of such certificates do not fully recover their investment as a result of rapid principal prepayments on the Mortgage Loans, all amounts "due" to such holders will nevertheless have been paid, and such result is consistent with the ratings assigned to such certificates. As indicated in this prospectus, holders of the certificates with Notional Amounts are entitled only to payments of interest on the related Mortgage Loans. If the Mortgage Loans were to prepay in the initial month, with the result that the holders of the certificates with Notional Amounts receive only a single month's interest and therefore, suffer a nearly complete loss of their investment, all amounts "due" to such holders will nevertheless have been paid, and such result is consistent with the rating received on those certificates. The Notional Amounts of the certificates with Notional Amounts on which interest is calculated may be reduced by the allocation of realized losses and prepayments, whether voluntary or involuntary. The ratings do not address the timing or magnitude of reductions of such Notional Amount, but only the obligation to pay interest timely on the Notional Amount, as so reduced from time to time. Therefore, the ratings of the certificates with Notional Amounts should be evaluated independently from similar ratings on other types of securities. See "*Risk Factors—Other Risks Relating to the Certificates—Your Yield May Be Affected by Defaults, Prepayments and Other Factors*" and "*Yield and Maturity Considerations*".

Although the depositor will prepay fees for ongoing rating surveillance by certain of the Rating Agencies, the depositor has no obligation or ability to ensure that any Rating Agency performs ratings surveillance. In addition, a Rating Agency may cease ratings surveillance if the information furnished to that Rating Agency is insufficient to allow it to perform surveillance.

INDEX OF DEFINED TERMS

USActive 33104201.9

ANNEX A-1

CERTAIN CHARACTERISTICS OF THE MORTGAGE LOANS AND MORTGAGED PROPERTIES

Property Flag	Footnotes	Loan ID	Property Name	% of Initial Pool Balance	Mortgage Loan Originator[1]	Mortgage Loan Seller[1]	Original Balance	Cut-off Date Balance	Maturity/ARD Balance

Property Flag	Footnotes	Loan ID	Property Name	% of Initial Pool Balance	Cut-off Date Balance per SF/Units/Rooms/Pads	Loan Purpose	Sponsor	Non-Recourse Carveout Guarantor

A-1-1

MORTGAGED PROPERTY CHARACTERISTICS

Property Flag	Footnotes	Loan ID	Property Name	% of Initial Pool Balance	No. of Properties	General Property Type	Detailed Property Type	Title Type	Ground Lease Initial Lease Expiration Date	Master Lease	Square Footage of Master Lease	Rental Rate of Master Lease

MORTGAGED PROPERTY CHARACTERISTICS

Property Flag	Footnotes	Loan ID	Property Name	% of Initial Pool Balance	Address	City	County	State	Zip Code

A-1-2

					MORTGAGED PROPERTY CHARACTERISTICS				
Property Flag	Footnotes	Loan ID	Property Name	% of Initial Pool Balance	Year Built	Year Renovated	Size	Units of Measure	Occupancy Rate

					MORTGAGED PROPERTY CHARACTERISTICS		
Property Flag	Footnotes	Loan ID	Property Name	% of Initial Pool Balance	Occupancy Rate As-of Date	Appraised Value	Appraisal As-of Date

A-1-3

MORTGAGE LOAN CHARACTERISTICS

Property Flag	Footnotes	Loan ID	Property Name	% of Initial Pool Balance	Mortgage Rate	Administrative Cost Rate	Master Servicing Fee Rate	Primary Servicing Fee Rate	Pari Passu Loan Primary Servicing Fee Rate	Trustee Fee Rate

MORTGAGE LOAN CHARACTERISTICS

Property Flag	Footnotes	Loan ID	Property Name	% of Initial Pool Balance	Operating Advisor Fee Rate	CREFC Fee Rate	Interest Accrual Basis	Seasoning (mos.)	ARD (Yes/No)

A-1-4

MORTGAGE LOAN CHARACTERISTICS

Property Flag	Footnotes	Loan ID	Property Name	% of Initial Pool Balance	Original Term to Maturity (mos.)	Remaining Term to Maturity (mos.)	Original Interest-Only Period (mos.)	Remaining Interest-Only Period (mos.)	Original Amortization Term (mos.)

MORTGAGE LOAN CHARACTERISTICS

Property Flag	Footnotes	Loan ID	Property Name	% of Initial Pool Balance	Remaining Amortization Term (mos.)	Note Date	First Payment Date	First P&I Payment Date (Partial IO Loans)	Maturity Date

A-1-5

MORTGAGE LOAN CHARACTERISTICS

Property Flag	Footnotes	Loan ID	Property Name	% of Initial Pool Balance	ARD Loan Stated Maturity Date	Monthly Debt Service (P&I)	Monthly Debt Service (IO)	Annual Debt Service (P&I)	Annual Debt Service (IO)

MORTGAGE LOAN CHARACTERISTICS

Property Flag	Footnotes	Loan ID	Property Name	% of Initial Pool Balance	Lockbox Type	Cash Management Status	Crossed With Other Loans	Related-Borrower Loans	UW NOI DSCR (P&I)

A-1-6

MORTGAGE LOAN CHARACTERISTICS

Property Flag	Footnotes	Loan ID	Property Name	% of Initial Pool Balance	UW NOI DSCR (IO)	UW NCF DSCR (P&I)	UW NCF DSCR (IO)	Cut-Off Date LTV Ratio	Maturity Date LTV Ratio

MORTGAGE LOAN CHARACTERISTICS

Property Flag	Footnotes	Loan ID	Property Name	% of Initial Pool Balance	Grace Period to Late Charge (Days)	Grace Period to Default (Days)	Due Date	Prepayment Provisions (No. of Payments)	YM Formula

A-1-7

MORTGAGED PROPERTY UNDERWRITTEN CASH FLOWS

Property Flag	Footnotes	Loan ID	Property Name	% of Initial Pool Balance	Third Most Recent Revenues	Third Most Recent Expenses	Third Most Recent NOI	Third Most Recent NOI Date	Third Most Recent NOI Debt Yield

MORTGAGED PROPERTY UNDERWRITTEN CASH FLOWS

Property Flag	Footnotes	Loan ID	Property Name	% of Initial Pool Balance	Second Most Recent Revenues	Second Most Recent Expenses	Second Most Recent NOI	Second Most Recent NOI Date	Second Most Recent NOI Debt Yield

A-1-8

MORTGAGED PROPERTY UNDERWRITTEN CASH FLOWS

Property Flag	Footnotes	Loan ID	Property Name	% of Initial Pool Balance	Most Recent Revenues	Most Recent Expenses	Most Recent NOI	Most Recent NOI Date	Most Recent NOI Debt Yield

MORTGAGED PROPERTY UNDERWRITTEN CASH FLOWS

Property Flag	Footnotes	Loan ID	Property Name	% of Initial Pool Balance	UW Occupancy	UW EGI	UW Expenses	UW NOI	UW NOI Debt Yield

A-1-9

MORTGAGED PROPERTY UNDERWRITTEN CASH FLOWS

Property Flag	Footnotes	Loan ID	Property Name	% of Initial Pool Balance	UW Replacement Reserves	UW TI/LC	UW NCF	UW NCF Debt Yield

LARGEST TENANT INFORMATION

Property Flag	Footnotes	Loan ID	Property Name	% of Initial Pool Balance	Largest Tenant	Largest Tenant Lease Expiration	Largest Tenant NSF	Largest Tenant % of NSF

A-1-10

2ND LARGEST TENANT INFORMATION

Property Flag	Footnotes	Loan ID	Property Name	% of Initial Pool Balance	2nd Largest Tenant	2nd Largest Tenant Lease Expiration	2nd Largest Tenant NSF	2nd Largest Tenant % of NSF

3RD LARGEST TENANT INFORMATION

Property Flag	Footnotes	Loan ID	Property Name	% of Initial Pool Balance	3rd Largest Tenant	3rd Largest Tenant Lease Expiration	3rd Largest Tenant NSF	3rd Largest Tenant % of NSF

A-1-11

4TH LARGEST TENANT INFORMATION

Property Flag	Footnotes	Loan ID	Property Name	% of Initial Pool Balance	4th Largest Tenant	4th Largest Tenant Lease Expiration	4th Largest Tenant NSF	4th Largest Tenant % of NSF

5TH LARGEST TENANT INFORMATION

Property Flag	Footnotes	Loan ID	Property Name	% of Initial Pool Balance	5th Largest Tenant	5th Largest Tenant Lease Expiration	5th Largest Tenant NSF	5th Largest Tenant % of NSF

A-1-12

MORTGAGE LOAN RESERVE INFORMATION

Property Flag	Footnotes	Loan ID	Property Name	% of Initial Pool Balance	Upfront Replacement Reserves	Monthly Replacement Reserves	Replacement Reserve Cap	Upfront TI/LC Reserves	Monthly TI/LC Reserves

MORTGAGE LOAN RESERVE INFORMATION

Property Flag	Footnotes	Loan ID	Property Name	% of Initial Pool Balance	TI/LC Reserve Cap	Upfront Tax Reserves	Monthly Tax Reserves	Upfront Insurance Reserves	Monthly Insurance Reserves

A-1-13

MORTGAGE LOAN RESERVE INFORMATION

Property Flag	Footnotes	Loan ID	Property Name	% of Initial Pool Balance	Upfront Deferred Maint. Reserve	Earnout Reserves	Initial Other Reserves	Ongoing Other Reserves	Other Reserves Description

THIRD PARTY REPORTS

Property Flag	Footnotes	Loan ID	Property Name	% of Initial Pool Balance	Appraisal Report Date	Environmental Phase I Report Date	Environmental Phase II Report Date	Engineering Report Date

A-1-14

THIRD PARTY REPORTS

Property Flag	Footnotes	Loan ID	Property Name	% of Initial Pool Balance	Seismic Report Date	Seismic Zone	PML %

TOTAL MORTGAGE DEBT INFORMATION

Property Flag	Footnotes	Loan ID	Property Name	% of Initial Pool Balance	Cut-off Date Pari Passu Mortgage Debt Balance	Cut-off Date Subord. Mortgage Debt Balance	Total Mortgage Debt Cut-off Date LTV Ratio	Total Mortgage Debt UW NCF DSCR	Total Mortgage Debt UW NOI Debt Yield

A-1-15

TOTAL DEBT INFORMATION

Property Flag	Footnotes	Loan ID	Property Name	% of Initial Pool Balance	Cut-off Date Mezzanine Debt Balance	Total Debt Cut-off Date LTV Ratio	Total Debt UW NCF DSCR	Total Debt UW NOI Debt Yield

A-1-16

FOOTNOTES TO ANNEX A-1

(1) BANA—Bank of America, National Association

[OTHER NUMBERED FOOTNOTES TO EXPLAIN PARTICULAR UNIQUE LOAN OR PROPERTY ITEMS AS APPROPRIATE]

[LETTERED FOOTNOTES FOR PARTICULAR TYPES OF PREPAYMENT PREMIUMS APPLICABLE TO CERTAIN LOANS AS APPROPRIATE (SAMPLES BELOW)]

[A. "Yield Maintenance" means a prepayment premium in an amount equal to the greater of (i) 1% of the portion of the Loan being prepaid, and (ii) the present value as of the Prepayment Calculation Date of a series of monthly payments through the end of the Lockout Period of the Loan each equal to the amount of interest which would be due on the portion of the Loan being prepaid assuming a per annum interest rate equal to the excess of the Note Rate over the Reinvestment Yield, and discounted at the Reinvestment Yield. As used herein, "Reinvestment Yield" means the yield calculated by the linear interpolation of the yields, as reported in the Federal Reserve Statistical Release H.15-Selected Interest Rates under the heading "U.S. government securities" and the sub-heading "Treasury constant maturities" for the week ending prior to the Prepayment Calculation Date, of the U.S. Treasury constant maturities with maturity dates (one longer and one equal to or shorter) most nearly approximating the date on which the Lockout Period ends, and converted to a monthly compounded nominal yield. In the event Release H.15 is no longer published, Lender shall select a comparable publication to determine the Reinvestment Yield. The "Prepayment Calculation Date" shall mean, as applicable, the date on which (i) Lender applies any prepayment to the reduction of the outstanding principal amount of this Note, (ii) Lender accelerates the Loan, in the case of a prepayment resulting from acceleration, or (iii) Lender applies funds held under any Reserve Account, in the case of a prepayment resulting from such an application (other than in connection with acceleration of the Loan).

[B. "Yield Maintenance Premium" shall mean an amount equal to the greater of the following two amounts: (a) an amount equal to one percent (1%) of the amount prepaid; or (b) an amount equal to: (i) the amount, if any, by which the sum of the present values as of the prepayment date of all unpaid principal and interest payments required hereunder, calculated by discounting such payments from the respective dates each such payment was due hereunder (or, with respect to the payment required on the Open Period Start Date, from the Open Period Start Date) back to the prepayment date at a discount rate equal to the Periodic Treasury Yield (defined below) exceeds the outstanding principal balance of the Loan as of the prepayment date; multiplied by (ii) a fraction whose numerator is the amount prepaid and whose denominator is the outstanding principal balance of the Loan as of the prepayment date. For purposes of the foregoing, "Periodic Treasury Yield" shall mean: (A) the annual yield to maturity of the actively traded non-callable United States Treasury fixed interest rate security (other than any such security which can be surrendered at the option of the holder at face value in payment of federal estate tax or which was issued at a substantial discount) that has a maturity closest to (whether before, on or after) the Open Period Start Date (or if two or more such securities have maturity dates equally close to the Open Period Start Date, the average annual yield to maturity of all such securities), as reported in The Wall Street Journal or other authoritative publication or news retrieval service on the fifth Business Day preceding the prepayment date; divided by (B) twelve (12). Lender's calculation of the Yield Maintenance Premium, and all component calculations, shall be conclusive and binding on Borrower absent manifest error.]

[C. "Yield Maintenance Amount" shall mean the present value of a series of payments each equal to the Payment Differential and payable on each Payment Date over the remaining original term of the Loan and, with respect to the principal balance of the Note due to be outstanding on such date, on the Maturity Date, discounted at the Reinvestment Yield for the number of months remaining as of the date of such prepayment to each such Payment Date and the Maturity Date, respectively.

"Payment Differential" shall mean an amount equal to (i) the Interest Rate less the Reinvestment Yield, divided by (ii) twelve (12), and multiplied by (iii) the principal sum outstanding under the Note after application of the Monthly Payment Amount due on the Prepayment Date (or, if notwithstanding the provisions of Section 2.4 hereof the Prepayment Date is not a Payment Date, on the Payment Date immediately prior to the Prepayment Date), provided that the Payment Differential shall in no event be less than zero.

"Reinvestment Yield" shall mean an amount equal to the lesser of (i) the yield on the U.S. Treasury issue (primary issue) with a maturity date closest to the Maturity Date, or (ii) the yield on the U.S. Treasury issue (primary issue) with a term equal to the remaining average life of the indebtedness evidenced by the Note, as determined by Lender, with each such yield being based on the bid price for such issue as published in the *Wall Street Journal* on the date that is fourteen (14) days prior to the Prepayment Date (or, if such bid price is not

A-1-17

published on that date, the next preceding date on which such bid price is so published) and converted to a monthly compounded nominal yield.]

[D. "Yield Maintenance Amount" shall mean the present value, as of the Prepayment Date, of the remaining scheduled payments of principal and interest from the Prepayment Date through the Stated Maturity Date (including any balloon payment) determined by discounting such payments at the Discount Rate, less the amount of principal being prepaid. "Discount Rate" shall mean the rate which, when compounded monthly, is equivalent to the Treasury Rate when compounded semi-annually. "Treasury Rate" shall mean the yield calculated by the linear interpolation of the yields, as reported in Federal Reserve Statistical Release H.15 Selected Interest Rates under the heading U.S. Government Securities/Treasury Constant Maturities for the week ending prior to the Prepayment Date, of U.S. Treasury constant maturities with maturity dates (one longer and one shorter) most nearly approximating the Stated Maturity Date. (In the event Release H.15 is no longer published, Lender shall select a comparable publication to determine the Treasury Rate.)]

[E. "Yield Maintenance Premium" shall mean an amount equal to the greater of: (x) one percent (1%) of the principal amount of this Note being prepaid or (y) the present value as of the Prepayment Date (defined below) of the Calculated Payments (defined below) from the Prepayment Date through the Maturity Date determined by discounting such payments at the Discount Rate (defined below). As used in this definition, the term "Prepayment Date" shall mean the date on which prepayment is made. As used in this definition, the term "Calculated Payments" shall mean the monthly payments of interest only which would be due based on the rate per annum equal to the difference (if such difference is greater than zero) between (1) the Applicable Interest Rate and (2) the Yield Maintenance Treasury Rate (defined below). As used in this definition, the term "Discount Rate" shall mean the rate which, when compounded monthly, is equivalent to the Yield Maintenance Treasury Rate, when compounded semiannually. As used in this definition, the term "Yield Maintenance Treasury Rate" shall mean the yield calculated by Lender by the linear interpolation of the yields, as reported in the Federal Reserve Statistical Release H.15-Selected Interest Rates under the heading U.S. Government Securities/Treasury Constant Maturities for the week ending prior to the Prepayment Date, of U.S. Treasury Constant Maturities with maturity dates (one longer or one shorter) most nearly approximating the Maturity Date. In the event Release H.15 is no longer published, Lender shall select a comparable publication to determine the Yield Maintenance Treasury Rate. In no event, however, shall Lender be required to reinvest any prepayment proceeds in U.S. Treasury obligations or otherwise.]

[F "Yield Maintenance" shall mean an amount equal to the greater of (i) one percent (1%) of the principal amount of the Loan being prepaid, and (ii) the present value as of the Prepayment Calculation Date of a series of monthly payments over the remaining term of the Loan through and including the last day of the Lockout Period each equal to the amount of interest which would be due on the principal amount of the Loan being prepaid assuming a per annum interest rate equal to the excess of the Interest Rate over the Reinvestment Yield, and discounted at the Reinvestment Yield. As used herein, "Reinvestment Yield" means the yield calculated by the linear interpolation of the yields, as reported in the Federal Reserve Statistical Release H.15-Selected Interest Rates under the heading "U.S. government securities" and the sub-heading "Treasury constant maturities" for the week ending prior to the Prepayment Calculation Date, of the U.S. Treasury constant maturities with maturity dates (one longer and one equal to or shorter) most nearly approximating the last day of the Lockout Period, and converted to a monthly compounded nominal yield. In the event Release H.15 is no longer published, Lender shall select a comparable publication to determine the Reinvestment Yield. The "Prepayment Calculation Date" shall mean, as applicable, the Payment Date on which Lender applies any prepayment to the reduction of the outstanding principal amount of the Note. Lender's calculation of Yield Maintenance shall be conclusive and binding absent manifest error.]

[G. "Yield Maintenance Premium" shall mean an amount equal to the greater of (i) one percent (1%) of the amount prepaid and (ii) an amount equal to the present value as of the Prepayment Date of the Calculated Payments from the Prepayment Date through the Maturity Date determined by discounting such payments at the Discount Rate. As used in this definition, the term "Prepayment Date" shall mean the date on which prepayment is made. As used in this definition, the term "Calculated Payments" shall mean the monthly payments of interest only which would be due based on the principal amount of the Loan being prepaid on the Prepayment Date and assuming an interest rate per annum equal to the difference (if such difference is greater than zero) between (y) the Interest Rate and (z) the Yield Maintenance Treasury Rate. As used in this definition, the term "Discount Rate" shall mean the rate which, when compounded monthly, is equivalent to the Yield Maintenance Treasury Rate, when compounded semi-annually. As used in this definition, the term "Yield Maintenance Treasury Rate" shall mean the yield calculated by Lender by the linear interpolation of the yields, as reported in the Federal Reserve Statistical Release H.15- Selected Interest Rates under the heading U.S. Government Securities/Treasury Constant Maturities for the week ending prior to the Prepayment Date, of U.S. Treasury Constant Maturities with maturity dates (one longer or one shorter) most nearly approximating the Maturity Date. In the event Release H.15 is no longer published, Lender shall select a comparable publication to determine the

Yield Maintenance Treasury Rate. In no event, however, shall Lender be required to reinvest any prepayment proceeds in U.S. Treasury obligations or otherwise.]

[H. "Yield Maintenance Premium" shall mean an amount equal to the greater of: (i) one percent (1%) of the principal amount of the Loan being prepaid or (ii) the present value as of the Prepayment Date of the Calculated Payments from the Prepayment Date through the Maturity Date determined by discounting such payments at the Discount Rate. As used in this definition, the term "Prepayment Date" shall mean the date on which prepayment is made. As used in this definition, the term "Calculated Payments" shall mean the monthly payments of interest only which would be due based on the principal amount of the Loan being prepaid on the Prepayment Date and assuming an interest rate *per annum* equal to the difference (if such difference is greater than zero) between (y) the Interest Rate and (z) the Yield Maintenance Treasury Rate. As used in this definition, the term "Discount Rate" shall mean the rate which, when compounded monthly, is equivalent to the Yield Maintenance Treasury Rate, when compounded semi-annually. As used in this definition, the term "Yield Maintenance Treasury Rate" shall mean the yield calculated by Lender by the linear interpolation of the yields, as reported in the Federal Reserve Statistical Release H.15-Selected Interest Rates under the heading U.S. Government Securities/Treasury Constant Maturities for the week ending prior to the Prepayment Date, of U.S. Treasury Constant Maturities with maturity dates (one longer or one shorter) most nearly approximating the Maturity Date. In the event Release H.15 is no longer published, Lender shall select a comparable publication to determine the Yield Maintenance Treasury Rate. In no event, however, shall Lender be required to reinvest any prepayment proceeds in U.S. Treasury obligations or otherwise.]

[I. "Yield Maintenance Premium" shall mean an amount equal to the greater of: (x) one percent (1%) of the principal amount of this Note being prepaid or (y) the present value as of the Prepayment Date (defined below) of the Calculated Payments (defined below) from the Prepayment Date through the Maturity Date determined by discounting such payments at the Discount Rate (defined below). As used in this definition, the term "Prepayment Date" shall mean the date on which prepayment is made. As used in this definition, the term "Calculated Payments" shall mean the monthly payments of interest only which would be due based on the principal amount of this Note being prepaid on the Prepayment Date and assuming an interest rate *per annum* equal to the difference (if such difference is greater than zero) between (1) the Applicable Interest Rate and (2) the Yield Maintenance Treasury Rate (defined below). As used in this definition, the term "Discount Rate" shall mean the rate which, when compounded monthly, is equivalent to the Yield Maintenance Treasury Rate, when compounded semi-annually. As used in this definition, the term "Yield Maintenance Treasury Rate" shall mean the yield calculated by Lender by the linear interpolation of the yields, as reported in the Federal Reserve Statistical Release H.15-Selected Interest Rates under the heading U.S. Government Securities/Treasury Constant Maturities for the week ending prior to the Prepayment Date, of U.S. Treasury Constant Maturities with maturity dates (one longer or one shorter) most nearly approximating the Maturity Date. In the event Release H.15 is no longer published, Lender shall select a comparable publication to determine the Yield Maintenance Treasury Rate. In no event, however, shall Lender be required to reinvest any prepayment proceeds in U.S. Treasury obligations or otherwise.]

ANNEX A-2

MORTGAGE POOL INFORMATION (TABLES)

Mortgage Loan Sellers

Loan Seller	No. of Mtg. Loans	Aggregate Cut-off Date Balance	Percent by Aggregate Cut-off Date Balance	Weighted Average Mortgage Rate	Weighted Average Remaining Term (Mos.)	Weighted Average U/W NCF DSCR	Weighted Average U/W NOI Debt Yield	Weighted Average Cut-off Date LTV	Weighted Average Maturity Date LTV
Total:									

Cut-off Date Balances

Cut-off Date Balance ($)	No. of Mtg. Loans	Aggregate Cut-off Date Balance	Percent by Aggregate Cut-off Date Balance	Weighted Average Mortgage Rate	Weighted Average Remaining Term (Mos.)	Weighted Average U/W NCF DSCR	Weighted Average U/W NOI Debt Yield	Weighted Average Cut-off Date LTV	Weighted Average Maturity Date LTV
1 – 10,000,000									
10,000,001 – 20,000,000									
20,000,001 – 30,000,000									
30,000,001 – 40,000,000									
50,000,001 – 60,000,000									
60,000,001 – 70,000,000									
70,000,001 – 80,000,000									
100,000,001 – 110,000,000									
130,000,001 – 140,000,000									
Total:									

Minimum: $_____

Maximum: $_____

Average: $_____

A-2-2

States/Jurisdictions

State/Jurisdiction	No. of Mtg. Loans	Aggregate Cut-off Date Balance	Percent by Aggregate Cut-off Date Balance	Weighted Average Mortgage Rate	Weighted Average Remaining Term (Mos.)	Weighted Average U/W NCF DSCR	Weighted Average U/W NOI Debt Yield	Weighted Average Cut-off Date LTV	Weighted Average Maturity Date LTV
Total:									

A-2-3

Property Types

Property Type	No. of Mtg. Loans	Aggregate Cut-off Date Balance	Percent by Aggregate Cut-off Date Balance	Weighted Average Mortgage Rate	Weighted Average Remaining Term (Mos.)	Weighted Average U/W NCF DSCR	Weighted Average U/W NOI Debt Yield	Weighted Average Cut-off Date LTV	Weighted Average Maturity Date LTV
Retail									
Anchored									
Super Regional Mall									
Free-Standing									
Unanchored									
Shadow Anchored									
Subtotal:									
Office									
CBD									
Suburban									
Urban									
Medical									
Subtotal:									
Multifamily									
Mid-Rise									
Garden									
High-Rise									
Age Restricted Housing									
Student Housing									
Subtotal:									
Hospitality									
Limited Service									
Full Service									
Select Service									
Extended Stay									
Subtotal:									
Mixed Use									
Office/Industrial									
Office/Retail									
Office/Flex									
Subtotal:									
Manufactured Housing									
Manufactured Housing									
Subtotal:									

A-2-4

Property Type	No. of Mtg. Loans	Aggregate Cut-off Date Balance	Percent by Aggregate Cut-off Date Balance	Weighted Average Mortgage Rate	Weighted Average Remaining Term (Mos.)	Weighted Average U/W NCF DSCR	Weighted Average U/W NOI Debt Yield	Weighted Average Cut-off Date LTV	Weighted Average Maturity Date LTV
Industrial									
Flex									
Manufacturing									
Subtotal:............									
Other									
Marina									
Subtotal:............									
Self-Storage									
Self-Storage									
Subtotal:............									
Total:									

Mortgage Rates

Mortgage Rate (%)	No. of Mtg. Loans	Aggregate Cut-off Date Balance	Percent by Aggregate Cut-off Date Balance	Weighted Average Mortgage Rate	Weighted Average Remaining Term (Mos.)	Weighted Average U/W NCF DSCR	Weighted Average U/W NOI Debt Yield	Weighted Average Cut-off Date LTV	Weighted Average Maturity Date LTV
3.001 – 3.500									
4.001 – 4.500									
4.501 – 5.000									
5.001 – 5.500									
5.501 – 6.000									
Total:									

Minimum: [___]%

Maximum: [___]%

Weighted Average: [___]%

A-2-5

Original Terms to Maturity

Original Term to Maturity (mos.)	No. of Mtg. Loans	Aggregate Cut-off Date Balance	Percent by Aggregate Cut-off Date Balance	Weighted Average Mortgage Rate	Weighted Average Remaining Term (Mos.)	Weighted Average U/W NCF DSCR	Weighted Average U/W NOI Debt Yield	Weighted Average Cut-off Date LTV	Weighted Average Maturity Date LTV
60									
120									
128									
144									
Total:									

Minimum: ☐ mos.

Maximum: ☐ mos.

Weighted Average: ☐ mos.

Remaining Term to Maturity/ARD in Months

Remaining Term to Maturity/ARD (mos.)	No. of Mtg. Loans	Aggregate Cut-off Date Balance	Percent by Aggregate Cut-off Date Balance	Weighted Average Mortgage Rate	Weighted Average Remaining Term (Mos.)	Weighted Average U/W NCF DSCR	Weighted Average U/W NOI Debt Yield	Weighted Average Cut-off Date LTV	Weighted Average Maturity Date LTV
55 – 60									
109 – 114									
115 – 120									
139 – 144									
Total:									

Minimum: ☐ mos.

Maximum: ☐ mos.

Weighted Average: ☐ mos.

A-2-6

Original Amortization Terms

Original Amortization Term (mos.)	No. of Mtg. Loans	Aggregate Cut-off Date Balance	Percent by Aggregate Cut-off Date Balance	Weighted Average Mortgage Rate	Weighted Average Remaining Term (Mos.)	Weighted Average U/W NCF DSCR	Weighted Average U/W NOI Debt Yield	Weighted Average Cut-off Date LTV	Weighted Average Maturity Date LTV
Interest Only..............									
204..............................									
240..............................									
300..............................									
312..............................									
324..............................									
360..............................									
Total:									

Minimum: _____ mos.

Maximum: _____ mos.

Weighted Average: _____ mos.

Remaining Amortization Terms

Remaining Amortization Term (mos.)	No. of Mtg. Loans	Aggregate Cut-off Date Balance	Percent by Aggregate Cut-off Date Balance	Weighted Average Mortgage Rate	Weighted Average Remaining Term (Mos.)	Weighted Average U/W NCF DSCR	Weighted Average U/W NOI Debt Yield	Weighted Average Cut-off Date LTV	Weighted Average Maturity Date LTV
Interest Only..............									
201 - 250.....................									
251 - 300.....................									
301 - 350.....................									
351 - 361.....................									
Total:									

Minimum: _____ mos.

Maximum: _____ mos.

Weighted Average: _____ mos.

A-2-7

Debt Service Coverage Ratios

Debt Service Coverage Ratio (x)	No. of Mtg. Loans	Aggregate Cut-off Date Balance	Percent by Aggregate Cut-off Date Balance	Weighted Average Mortgage Rate	Weighted Average Remaining Term (Mos.)	Weighted Average U/W NCF DSCR	Weighted Average U/W NOI Debt Yield	Weighted Average Cut-off Date LTV	Weighted Average Maturity Date LTV
1.21 – 1.30 ……………									
1.31 – 1.40 ……………									
1.41 – 1.50 ……………									
1.51 – 1.60 ……………									
1.61 – 1.70 ……………									
1.71 – 1.80 ……………									
1.81 – 1.90 ……………									
1.91 – 2.00 ……………									
2.01 – 2.10 ……………									
2.11 – 2.20 ……………									
2.21 – 2.30 ……………									
2.31 – 2.40 ……………									
2.41 – 2.50 ……………									
2.51 – 2.60 ……………									
Total: …………									

Minimum: [___]%

Maximum: [___]%

Weighted Average: [___]%

Cut-off Date Loan-to-Value Ratios

Cut-off Date Loan-to-Value Ratio (%)	No. of Mtg. Loans	Aggregate Cut-off Date Balance	Percent by Aggregate Cut-off Date Balance	Weighted Average Mortgage Rate	Weighted Average Remaining Term (Mos.)	Weighted Average U/W NCF DSCR	Weighted Average U/W NOI Debt Yield	Weighted Average Cut-off Date LTV	Weighted Average Maturity Date LTV
20.1 – 30.0 ……………									
30.1 – 40.0 ……………									
40.1 – 50.0 ……………									
50.1 – 60.0 ……………									
60.1 – 70.0 ……………									
70.1 – 80.0 ……………									
Total: …………									

Minimum: [___]%

Maximum: [___]%

Weighted Average: [___]%

Maturity Date Loan-to-Value Ratios

Maturity Date Loan-to-Value Ratio (%)	No. of Mtg. Loans	Aggregate Cut-off Date Balance	Percent by Aggregate Cut-off Date Balance	Weighted Average Mortgage Rate	Weighted Average Remaining Term (Mos.)	Weighted Average U/W NCF DSCR	Weighted Average U/W NOI Debt Yield	Weighted Average Cut-off Date LTV	Weighted Average Maturity Date LTV
20.1 – 30.0									
30.1 – 40.0									
40.1 – 50.0									
50.1 – 60.0									
60.1 – 70.0									
70.1 – 80.0									
Total:									

Minimum: ____%

Maximum: ____%

Weighted Average: ____%

Amortization Type

Amortization Type	No. of Mtg. Loans	Aggregate Cut-off Date Balance	Percent by Aggregate Cut-off Date Balance	Weighted Average Mortgage Rate	Weighted Average Remaining Term (Mos.)	Weighted Average U/W NCF DSCR	Weighted Average U/W NOI Debt Yield	Weighted Average Cut-off Date LTV	Weighted Average Maturity Date LTV
Partial Interest Only									
Amortizing Balloon									
Interest Only									
Total:									

USActive 33104201.9

Underwritten NOI Debt Yield

Underwritten NOI Debt Yield (%)	No. of Mtg. Loans	Aggregate Cut-off Date Balance	Percent by Aggregate Cut-off Date Balance	Weighted Average Mortgage Rate	Weighted Average Remaining Term (Mos.)	Weighted Average U/W NCF DSCR	Weighted Average U/W NOI Debt Yield	Weighted Average Cut-off Date LTV	Weighted Average Maturity Date LTV
7.6 – 8.0									
8.1 – 8.5									
8.6 – 9.0									
9.1 – 9.5									
9.6 – 10.0									
10.1 – 10.5									
10.6 – 11.0									
11.1 – 11.5									
11.6 – 12.0									
12.1 – 12.5									
12.6 – 13.0									
13.1 – 13.5									
13.6 – 14.0									
14.1 – 14.5									
15.6 – 16.0									
16.6 – 17.0									
17.1 – 17.5									
17.6 – 18.0									
18.1 – 18.5									
20.1 – 20.5									
24.6 – 25.0									
Total:									

Minimum: _____%

Maximum: _____%

Weighted Average: _____%

Percentage of Collateral by Prepayment Restriction (%)[1][2][3][4]

Prepayment Restrictions	[MONTH] [YEAR]	[MONTH] [YEAR]	[MONTH] [YEAR]	[MONTH] [YEAR]	[MONTH] [YEAR]
Locked Out					
Yield Maintenance Total					
Open					
TOTALS					
Pool Balance Outstanding					
% Initial Pool Balance					

A-2-10

Prepayment Restrictions	[MONTH] [YEAR]	[MONTH] [YEAR]	[MONTH] [YEAR]	[MONTH] [YEAR]	[MONTH] [YEAR]
Locked Out					
Yield Maintenance Total					
Open					
TOTALS					
Pool Balance Outstanding					
% Initial Pool Balance					

Prepayment Restrictions	[MONTH] [YEAR]	[MONTH] [YEAR]
Locked Out		
Yield Maintenance Total		
Open		
TOTALS		
Pool Balance Outstanding		
% Initial Pool Balance		

Notes:

(1) The analysis is based on Modeling Assumptions and a 0% CPR as discussed in the Prospectus.

(2) See description of Yield Maintenance under "*Description of the Certificates— Allocation of Yield Maintenance Charges and Prepayment Premiums*" in the Prospectus.

(3) Mortgage loans modeled as Yield Maintenance include mortgage loans characterized by YM1 and DEF/YM1 on Annex A-1 to the Prospectus.

(4) There may be limited exceptions to the indicated prepayment restrictions arising out of casualties, condemnations, property releases and the application of earnout reserves.

[INCLUDE TABLE DESCRIBING 5 LARGEST TENANT (BY NET RENTABLE AREA LEASED) AT EACH MIXED USE PROPERTY, AS APPLICABLE]

[INCLUDE TABLE DESCRIBING REDEVELOPMENT, RENOVATION AND EXPANSION AT THE MORTGAGED PROPERTIES, AS APPLICABLE]

A-2-11

USActive 33104201.9

SIGNIFICANT LOAN SUMMARIES

Mortgage Loan No. [___] – [LOAN NAME]

Mortgage Loan Information	
Mortgage Loan Seller:	BANA
Original Balance:	$
Cut-off Date Balance:	$
% of Initial Pool Balance:	[___]%
Loan Purpose:	
Sponsor:	
Mortgage Rate:	[___]%
Note Date:	
First Payment Date:	
Maturity Date:	
Original Term to Maturity:	[___] months
Original Amortization Term:	[___] months
IO Period:	[___] months
Seasoning:	[___] months
Prepayment Provisions:	LO ([___]); YM1 ([___]); DEF/YM1 ([___]); O [___]
Lockbox/Cash Mgmt Status:	[Hard][Springing]
Additional Debt Type:	
Additional Debt Balance:	$
Future Debt Permitted (Type):	[Yes][No][N/A]

Reserves			
Type	**Initial**	**Monthly**	**Cap**
RE Tax:	$	[Hard][Springing]	$
Insurance:	$	[Hard][Springing]	$
Recurring Replacements:	$	[Hard][Springing]	$
TI/LC:	$	[Hard][Springing]	$

Mortgaged Property Information	
Single Asset/Portfolio:	[Single Asset][Portfolio]
Location:	
General Property Type:	
Detailed Property Type:	
Title Vesting:	
Year Built/Renovated:	
Size:	[___] SF
Cut-off Date Balance per Unit[(1)]:	$
Maturity Date Balance per Unit[(1)]:	$
Property Manager:	

Underwriting and Financial Information	
UW NOI:	$
UW NOI Debt Yield[(1)]:	[___]%
UW NOI Debt Yield at Maturity[(1)]:	[___]%
UW NCF DSCR[(1)]:	[___]x
Most Recent NOI:	$
2nd Most Recent NOI:	$
3rd Most Recent NOI:	$
Most Recent Occupancy:	[___]%
2nd Most Recent Occupancy:	[___]%
3rd Most Recent Occupancy:	[___]%
[[4th Most Recent Occupancy:	[___]%
[[5th Most Recent Occupancy:	[___]%
[[6th Most Recent Occupancy:	[___]%
Appraised Value (as of):	$
Cut-off Date LTV Ratio[(1)]:	[___]%
Maturity Date LTV Ratio[(1)]:	[___]%

Sources and Uses						
Sources	**Proceeds**	**% of Total**		**Uses**	**Proceeds**	**% of Total**
Loan Amount[(1)]:	$	[100]%		Closing Costs:	$	[___]%
				Return of Equity[(2)]:	$	[___]%
Total Sources:	**$**	**[100.00]%**		**Total Uses:**	**$**	**[100.00]%**

(1)

(2)

The Mortgage Loan. [BRIEF LOAN DESCRIPTION]

The Borrower and Sponsor. [IDENTITIES OF BORROWER AND SPONSOR]

The Property. [BRIEF PROPERTY DESCRIPTION]

Major Tenants. [SUMMARY DESCRIPTIONS OF MAJOR TENANTS]

The following table presents a summary regarding major tenants at the Discovery Business Center Property:

Tenant Summary[1]							
Tenant Name	Credit Rating (Rating Agencies)[2]	Tenant SF	Approx. % of SF	Annual UW Base Rent	% of Total Annual UW Base Rent	Annual UW Base Rent PSF[3]	Lease Expiration
Major Tenants							
[Tenant]			[__]%	$	[__]%	$	
[Tenant]			[__]%	$	[__]%	$	
[Tenant]			[__]%	$	[__]%	$	
[Tenant]			[__]%	$	[__]%	$	
Subtotal/Wtd. Avg.			**[__]%**	**$**	**[__]%**	**$**	
Other Tenants			[__]%	$	[__]%	$	
Vacant Space			[__]%	$	[__]%	$	
Total/Wtd. Avg.			**[__]%**	**$**	**[__]%**	**$**	

(1) Information is based on the underwritten rent roll.

(2) Certain ratings are those of the parent company whether or not the parent guarantees the lease.

(3) Wtd. Avg. Annual UW Base Rent PSF excludes vacant space.

The following table presents certain information relating to the lease rollover at the Mortgaged Property:

Lease Rollover Schedule[1][2]							
Year	# of Leases Rolling	SF Rolling	Annual UW Base Rent PSF Rolling[3]	Approx. % of Total SF Rolling	Approx. Cumulative % of SF Rolling	Total UW Base Rent Rolling	Approx % of Total UW Base Rolling	Approx. Cumulative % of
MTM							
2015							
2016							
2017							
2018							
2019							
2020							
2021							
2022							
2023							
2024							
2025							
2026 & Beyond							
Vacant							
Total/Wtd. Avg.							

(1) Information is based on the underwritten rent roll. Certain tenants may have multiple leases that are not co-terminus.

(2) Certain tenants may have lease termination options that are exercisable prior to the originally stated expiration date of the subject lease and that are not considered in the lease rollover schedule.

(3) Wtd. Avg. Annual UW Rent PSF Rolling excludes vacant space.

The Market.

[BRIEF MARKET SUMMARY]

A-3-2

Properties comparable to the Mortgaged Property are shown in the chart below:

Comparable Properties Summary						
Property	Address	Distance	Occupancy	Total NRA (SF)	Year Built/ Renovated	Annual Asking Rent PSF
		[__] miles	[__]%			$
		[__] miles	[__]%			$
		[__] miles	[__]%			$
		[__] miles	[__]%			$
		[__] miles	[__]%			$
		[__] miles	[__]%			$

Source: Appraisal

Operating History and Underwritten Net Cash Flow. The following table presents certain information relating to the historical operating performance and the Underwritten Net Cash Flow at the Mortgaged Property:

Cash Flow Analysis							
	[[2010]]	[[2011]]	2012	2013	11/30/2014 TTM	UW	UW PSF
Base Rent			$	$	$	$	$
Income from Vacant Units			$	$	$	$	$
Expense Reimbursements			$	$	$	$	$
Other Income			$	$	$	$	$
Less Concessions			$	$	$	$	$
Less Vacancy & Credit Loss			$	$	$	$	$
Effective Gross Income			$	$	$	$	$
Total Operating Expenses			$	$	$	$	$
Net Operating Income			$	$	$	$	$
TI/LC			$	$	$	$	$
Capital Expenditures			$	$	$	$	$
Net Cash Flow			$	$	$	$	$
Occupancy %			[__]%	[__]%	[__]%	[__]%	
NOI DSCR			[__]x	[__]x	[__]x	[__]x	
NCF DSCR			[__]x	[__]x	[__]x	[__]x	
NOI Debt Yield			[__]%	[__]%	[__]%	[__]%	
NCF Debt Yield			[__]%	[__]%	[__]%	[__]%	

Escrows and Reserves. [BRIEF DESCRIPTION IF APPLICABLE]

Lockbox and Cash Management. [BRIEF DESCRIPTION IF APPLICABLE]

Property Management. [BRIEF DESCRIPTION IF APPLICABLE]

Additional Secured Indebtedness (not including trade debts). [BRIEF DESCRIPTION IF APPLICABLE]

Mezzanine Loan and Preferred Equity. [BRIEF DESCRIPTION IF APPLICABLE]

Release of Property. [BRIEF DESCRIPTION IF APPLICABLE]

Terrorism Insurance. [BRIEF DESCRIPTION IF APPLICABLE]

Material Termination Options. [BRIEF DESCRIPTION IF APPLICABLE]

ANNEX B

FORM OF REPORT TO CERTIFICATEHOLDERS

FORM OF OPERATING ADVISOR ANNUAL REPORT1

Report Date: [After the occurrence and during the continuance of a Control Termination Event] [EXCLUDE FOR TRANSACTIONS THAT CLOSE ON OR AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST], this report will be delivered annually no later than INSERT DATE], pursuant to the terms and conditions of the Pooling and Servicing Agreement, dated as of [_____] (the "Pooling and Servicing Agreement"), among [_____].
Transaction: [_____]
Operating Advisor: [_____]
Special Servicer: [_____]
Directing Certificateholder: [●]

I. Population of Mortgage Loans that Were Considered in Compiling this Report

1. The Special Servicer has notified the Operating Advisor that [●] Specially Serviced Mortgage Loans were transferred to special servicing in the prior calendar year [INSERT YEAR].

    a. of those Specially Serviced Mortgage Loans are still being analyzed by the Special Servicer as part of the development of an Asset Status Report.

    b. Asset Status Reports were issued with respect to [●] of such Specially Serviced Mortgage Loans. This report is based only on the Specially Serviced Mortgage Loans in respect of which an Asset Status Report has been issued. The Asset Status Reports may not yet be fully implemented.

[THE FOLLOWING SECTIONS ARE APPLICABLE TO OFFERINGS OTHER THAN OFFERINGS CLOSING ON OR AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST]**:**

[II. Executive Summary

Based on the requirements and qualifications set forth in the Pooling and Servicing Agreement, as well as the items listed below, the Operating Advisor (in accordance with the Operating Advisor's analysis requirements outlined in the Pooling and Servicing Agreement) has undertaken a limited review of the Special Servicer's operational activities to service certain Specially Serviced Mortgage Loans in accordance with the Servicing Standard. Based on such limited review, the Operating Advisor [does, does not] believe there are material violations of the Special Servicer's compliance with its obligations under the Pooling and Servicing Agreement. In addition, the Operating Advisor notes the following: [PROVIDE SUMMARY OF ANY ADDITIONAL MATERIAL INFORMATION].

In connection with the assessment set forth in this report, the Operating Advisor:

1. Reviewed the Asset Status Reports, the Special Servicer's assessment of compliance report, attestation report by a third party regarding the Special Servicer's compliance with its obligations and net present value calculations and Appraisal Reduction calculations and [LIST OTHER

---

[1] This report is an indicative report and does not reflect the final form of annual report to be used in any particular year. The Operating Advisor will have the ability to modify or alter the organization and content of any particular report, subject to the compliance with the terms of the Pooling and Servicing Agreement, including, without limitation, provisions relating to Privileged Information.

REVIEWED INFORMATION] for the following [●] Specially Serviced Mortgage Loans: [List applicable mortgage loans]

2. Consulted with the Special Servicer as provided under the Pooling and Servicing Agreement. The Operating Advisor's analysis of the Asset Status Reports (including related net present value calculations and Appraisal Reduction calculations) related to the Specially Serviced Mortgage Loans should be considered a limited investigation and not be considered a full or limited audit. For instance, we did not review each page of the Special Servicer's policy and procedure manuals (including amendments and appendices), re-engineer the quantitative aspects of their net present value calculator, visit any property, visit the Special Servicer, visit the Directing Certificateholder or interact with any borrower. In addition, our review of the net present value calculations and Appraisal Reduction calculations is limited to the mathematical accuracy of the calculations and the corresponding application of the non-discretionary portions of the applicable formulas, and as such, does not take into account the reasonableness of the discretionary portions of such formulas.

III. Specific Items of Review

1. The Operating Advisor reviewed the following items in connection with the generation of this report: [LIST MATERIAL ITEMS].

2. During the prior year, the Operating Advisor consulted with the Special Servicer regarding its strategy plan for a limited number of issues related to the following Specially Serviced Mortgage Loans: [LIST]. The Operating Advisor participated in discussions and made strategic observations and recommended alternative courses of action to the extent it deemed such observations and recommendations appropriate. The Special Servicer [agreed with/did not agree with] the material recommendations made by the Operating Advisor. Such recommendations generally included the following: [LIST].

3. Appraisal Reduction calculations and net present value calculations.

4. The Operating Advisor [received/did not receive] information necessary to recalculate and verify the accuracy of the mathematical calculations and the corresponding application of the non-discretionary portions of the applicable formulas required to be utilized in connection with any Appraisal Reduction or net present value calculations used in the special servicer's determination of what course of action to take in connection with the workout or liquidation of a Specially Serviced Mortgage Loan prior to the utilization by the special servicer.

    a. The operating advisor [agrees/does not agree] with the [mathematical calculations] [and/or] [the application of the applicable non-discretionary portions of the formula] required to be utilized for such calculation.

    b. After consultation with the special servicer to resolve any inaccuracy in the mathematical calculations or the application of the non-discretionary portions of the related formula in arriving at those mathematical calculations, such inaccuracy [has been/ has not been] resolved.

5. The following is a general discussion of certain concerns raised by the Operating Advisor discussed in this report: [LIST CONCERNS].

6. In addition to the other information presented herein, the Operating Advisor notes the following additional items, if any: [LIST ADDITIONAL ITEMS].]

[THE FOLLOWING SECTIONS ARE APPLICABLE TO OFFERINGS CLOSING ON OR AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST]:

[**II. Executive Summary**

Based on the requirements and qualifications set forth in the Pooling and Servicing Agreement, as well as the items listed below, the Operating Advisor (in accordance with the Operating Advisor's analysis requirements outlined in the Pooling and Servicing Agreement) has undertaken a review of the Special Servicer's actions under the Pooling and Servicing Agreement. Based on such review, the Operating Advisor [does, does not] believe, in its sole discretion exercised in good faith,[that the Special Servicer is operating in compliance with the Servicing Standard and is performing its duties in accordance with the Pooling and Servicing Agreement.] [The Operating Advisor believes, in its sole discretion exercised in good faith, that the Special Servicer has failed to comply with the following obligations.]

- [LIST ITEMS]

In addition, the Operating Advisor notes the following: [PROVIDE SUMMARY OF ANY ADDITIONAL MATERIAL INFORMATION].

In connection with the assessment set forth in this report, the Operating Advisor:

1. Reviewed information available to Privileged Persons on the certificate administrator's website that is relevant to the operating advisor's obligations under the PSA, and certain information it has requested from special servicer.

2. [Reviewed the Asset Status Reports, the Special Servicer's assessment of compliance report, attestation report by a third party regarding the Special Servicer's compliance with its obligations and net present value calculations and Appraisal Reduction calculations and [LIST OTHER REVIEWED INFORMATION] for the following [●] Specially Serviced Mortgage Loans: [List applicable mortgage loans]

3. Consulted with the Special Servicer as provided under the Pooling and Servicing Agreement. The Operating Advisor's analysis of the Asset Status Reports (including related net present value calculations and Appraisal Reduction calculations) related to the Specially Serviced Mortgage Loans should be considered a limited investigation and not be considered a full or limited audit. For instance, we did not review each page of the Special Servicer's policy and procedure manuals (including amendments and appendices), re-engineer the quantitative aspects of their net present value calculator, visit any property, visit the Special Servicer, visit the Directing Certificateholder or interact with any borrower. In addition, our review of the net present value calculations and Appraisal Reduction calculations is limited to the mathematical accuracy of the calculations and the corresponding application of the non-discretionary portions of the applicable formulas, and as such, does not take into account the reasonableness of the discretionary portions of such formulas.

[ADD RECOMMENDATION OF REPLACEMENT OF SPECIAL SERVICER, IF APPLICABLE]

III. Specific Items of Review

1. The Operating Advisor reviewed the following items and actions in connection with the generation of this report: [LIST MATERIAL ITEMS AND ACTIONS].

2. [During the prior year, the Operating Advisor consulted with the Special Servicer regarding its strategy plan for a limited number of issues related to the following Specially Serviced Mortgage Loans: [LIST]. The Operating Advisor participated in discussions and made strategic observations and recommended alternative courses of action to the extent it deemed such observations and

recommendations appropriate. The Special Servicer [agreed with/did not agree with] the material recommendations made by the Operating Advisor. Such recommendations generally included the following: [LIST].]

3.   Appraisal Reduction calculations and net present value calculations.

4.   The Operating Advisor [received/did not receive] information necessary to recalculate and verify the accuracy of the mathematical calculations and the corresponding application of the non-discretionary portions of the applicable formulas required to be utilized in connection with any Appraisal Reduction or net present value calculations used in the special servicer's determination of what course of action to take in connection with the workout or liquidation of a Specially Serviced Mortgage Loan prior to the utilization by the special servicer.

    a.   The operating advisor [agrees/does not agree] with the [mathematical calculations] [and/or] [the application of the applicable non-discretionary portions of the formula] required to be utilized for such calculation.

    b.   After consultation with the special servicer to resolve any inaccuracy in the mathematical calculations or the application of the non-discretionary portions of the related formula in arriving at those mathematical calculations, such inaccuracy [has been/ has not been] resolved.

5.   The following is a general discussion of certain concerns raised by the Operating Advisor discussed in this report: [LIST CONCERNS].

6.   In addition to the other information presented herein, the Operating Advisor notes the following additional items, if any: [LIST ADDITIONAL ITEMS].]

IV. Qualifications Related to the Work Product Undertaken and Opinions Related to this Report

1.   The Operating Advisor did not participate in, or have access to, the Special Servicer's and Directing Certificateholder's discussion(s) regarding any Specially Serviced Mortgage Loan. The Operating Advisor does not have authority to speak with the Directing Certificateholder directly. As such, the Operating Advisor generally relied upon the information delivered to it by the Special Servicer as well as its interaction with the Special Servicer, if any, in gathering the relevant information to generate this report.

2.   The Special Servicer has the legal authority and responsibility to service the Specially Serviced Mortgage Loans pursuant to the Pooling and Servicing Agreement. The Operating Advisor has no responsibility or authority to alter the standards set forth therein.

3.   Confidentiality and other contractual limitations limit the Operating Advisor's ability to outline the details or substance of the discussions held between it and the Special Servicer regarding any Specially Serviced Mortgage Loans and certain information it reviewed in connection with its duties under the Pooling and Servicing Agreement. As a result, this report may not reflect all the relevant information that the Operating Advisor is given access to by the Special Servicer.

4.   There are many tasks that the Special Servicer undertakes on an ongoing basis related to Specially Serviced Mortgage Loans. These include, but are not limited to, assumptions, ownership changes, collateral substitutions, capital reserve changes, etc. The Operating Advisor does not participate in any discussions regarding such actions. As such, Operating Advisor has not assessed the Special Servicer's operational compliance with respect to those types of actions.

5.   The Operating Advisor is not empowered to speak with any investors directly. If the investors have questions regarding this report, they should address such questions to the certificate administrator through the certificate administrator's website.

Terms used but not defined herein have the meaning set forth in the Pooling and Servicing Agreement.

MORTGAGE LOAN REPRESENTATIONS AND WARRANTIES

As of the Closing Date, each mortgage loan seller will make, with respect to each mortgage loan sold by it that we include in the issuing entity, representations and warranties generally to the effect set forth below. The exceptions to the representations and warranties set forth below are set forth in Annex D-2 attached to this prospectus. Capitalized terms used but not otherwise defined in this Annex D-1 will have the meanings set forth in this prospectus or, if not defined in this prospectus, in the applicable mortgage loan purchase agreement or the Pooling and Servicing Agreement.

Each mortgage loan purchase agreement, together with the related representations and warranties, serves to contractually allocate risk between the mortgage loan seller, on the one hand, and the issuing entity, on the other. Disclosure regarding the representations and warranties is set forth below for the sole purpose of describing some of the terms and conditions of that risk allocation. The presentation of representations and warranties below is not intended as statements regarding the actual characteristics of the mortgage loans, the mortgaged properties or other matters. We cannot assure you that the mortgage loans actually conform to the statements made in the representations and warranties that we present below.

(1)   Whole Loan; Ownership of Mortgage Loans. Each Mortgage Loan is a whole loan and not a participation interest in a Mortgage Loan. At the time of the sale, transfer and assignment to Purchaser, no Mortgage Note or Mortgage was subject to any assignment (other than assignments to Seller), participation or pledge, and Seller had good title to, and was the sole owner of, each Mortgage Loan free and clear of any and all liens, charges, pledges, encumbrances, participations, any other ownership interests on, in or to such Mortgage Loan other than any servicing rights appointment or similar agreement. Seller has full right and authority to sell, assign and transfer each Mortgage Loan, and the assignment to Purchaser constitutes a legal, valid and binding assignment of such Mortgage Loan free and clear of any and all liens, pledges, charges or security interests of any nature encumbering such Mortgage Loan.

(2)   Mortgage Loan Document Status. Each related Mortgage Note, Mortgage, Assignment of Leases (if a separate instrument), guaranty and other agreement executed by or on behalf of the related Mortgagor, guarantor or other obligor in connection with such Mortgage Loan is the legal, valid and binding obligation of the related Mortgagor, guarantor or other obligor (subject to any non-recourse provisions contained in any of the foregoing agreements and any applicable state anti-deficiency or market value limit deficiency legislation), as applicable, and is enforceable in accordance with its terms, except (i) as such enforcement may be limited by (a) bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and (b) general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or at law) and (ii) that certain provisions in such Mortgage Loan documents (including, without limitation, provisions requiring the payment of default interest, late fees or prepayment/yield maintenance fees, charges and/or premiums) are, or may be, further limited or rendered unenforceable by or under applicable law, but (subject to the limitations set forth in clause (i) above) such limitations or unenforceability will not render such Mortgage Loan documents invalid as a whole or materially interfere with the Mortgagee's realization of the principal benefits and/or security provided thereby (clauses (i) and (ii) collectively, the "Standard Qualifications").

Except as set forth in the immediately preceding sentences, there is no valid offset, defense, counterclaim or right of rescission available to the related Mortgagor with respect to any of the related Mortgage Notes, Mortgages or other Mortgage Loan documents, including, without limitation, any such valid offset, defense, counterclaim or right based on intentional fraud by Seller in connection with the origination of the Mortgage Loan, that would deny the Mortgagee the principal benefits intended to be provided by the Mortgage Note, Mortgage or other Mortgage Loan documents.

(3)   Mortgage Provisions. The Mortgage Loan documents for each Mortgage Loan contain provisions that render the rights and remedies of the holder thereof adequate for the practical

realization against the Mortgaged Property of the principal benefits of the security intended to be provided thereby, including realization by judicial or, if applicable, nonjudicial foreclosure subject to the limitations set forth in the Standard Qualifications.

(4)   <u>Mortgage Status; Waivers and Modifications</u>. Since origination and except by written instruments set forth in the related Mortgage File (a) the material terms of such Mortgage, Mortgage Note, Mortgage Loan guaranty, and related Mortgage Loan documents have not been waived, impaired, modified, altered, satisfied, canceled, subordinated or rescinded in any respect which materially interferes with the security intended to be provided by such Mortgage; (b) no related Mortgaged Property or any portion thereof has been released from the lien of the related Mortgage in any manner which materially interferes with the security intended to be provided by such Mortgage or the use or operation of the remaining portion of such Mortgaged Property; and (c) neither the related Mortgagor nor the related guarantor has been released from its material obligations under the Mortgage Loan.

(5)   <u>Lien; Valid Assignment</u>. Subject to the Standard Qualifications, each assignment of Mortgage and assignment of Assignment of Leases from Seller constitutes a legal, valid and binding assignment from Seller. Each related Mortgage and Assignment of Leases is freely assignable without the consent of the related Mortgagor. Each related Mortgage is a legal, valid and enforceable first lien on the related Mortgagor's fee (or with respect to those Mortgage Loans described in paragraph (34) hereof, leasehold) interest in the Mortgaged Property in the principal amount of such Mortgage Loan or allocated loan amount (subject only to Permitted Encumbrances (as defined below) and the exceptions to paragraph (6) set forth in <u>Annex D-2</u> attached to this prospectus (each such exception, a "<u>Title Exception</u>")), except as the enforcement thereof may be limited by the Standard Qualifications. Such Mortgaged Property (subject to and excepting Permitted Encumbrances and the Title Exceptions) as of origination was, and as of the Cut-Off Date, to Seller's knowledge, is free and clear of any recorded mechanics' liens, recorded materialmen's liens and other recorded encumbrances which are prior to or equal with the lien of the related Mortgage, except those which are bonded over, escrowed for or insured against by a lender's title insurance policy (as described below), and, to Seller's knowledge and subject to the rights of tenants (as tenants only) (subject to and excepting Permitted Encumbrances and the Title Exceptions), no rights exist which under law could give rise to any such lien or encumbrance that would be prior to or equal with the lien of the related Mortgage, except those which are bonded over, escrowed for or insured against by a lender's title insurance policy (as described below). Notwithstanding anything herein to the contrary, no representation is made as to the perfection of any security interest in rents or other personal property to the extent that possession or control of such items or actions other than the filing of UCC financing statements is required in order to effect such perfection.

(6)   <u>Permitted Liens; Title Insurance</u>. Each Mortgaged Property securing a Mortgage Loan is covered by an American Land Title Association loan title insurance policy or a comparable form of loan title insurance policy approved for use in the applicable jurisdiction (or, if such policy is yet to be issued, by a pro forma policy, a preliminary title policy with escrow instructions or a "marked up" commitment, in each case binding on the title insurer) (the "<u>Title Policy</u>") in the original principal amount of such Mortgage Loan (or with respect to a Mortgage Loan secured by multiple properties, an amount equal to at least the allocated loan amount with respect to the Title Policy for each such property) after all advances of principal (including any advances held in escrow or reserves), that insures for the benefit of the owner of the indebtedness secured by the Mortgage, the first priority lien of the Mortgage, which lien is subject only to (a) the lien of current real property taxes, water charges, sewer rents and assessments not yet due and payable; (b) covenants, conditions and restrictions, rights of way, easements and other matters of public record; (c) the exceptions (general and specific) and exclusions set forth in such Title Policy; (d) other matters to which like properties are commonly subject; (e) the rights of tenants (as tenants only) under leases (including subleases) pertaining to the related Mortgaged Property and condominium declarations; and (f) if the related Mortgage Loan constitutes a Crossed Mortgage Loan, the lien of the Mortgage for the related Crossed Mortgage Loan or Crossed Mortgage Loans; provided that none of such items (a) through (f), individually or in the aggregate, materially and adversely interferes with the value or current use of the Mortgaged

Property or the security intended to be provided by such Mortgage or the Mortgagor's ability to pay its obligations when they become due (collectively, the "Permitted Encumbrances"). Except as contemplated by clause (f) of the preceding sentence none of the Permitted Encumbrances are mortgage liens that are senior to or coordinate and co-equal with the lien of the related Mortgage. Such Title Policy (or, if it has yet to be issued, the coverage to be provided thereby) is in full force and effect, all premiums thereon have been paid, no claims have been made by Seller thereunder and no claims have been paid thereunder. Neither Seller nor, to Seller's knowledge, any other holder of the Mortgage Loan, has done, by act or omission, anything that would materially impair the coverage under such Title Policy.

(7)   Junior Liens. It being understood that Subordinate Companion Loans secured by the same Mortgage as a Mortgage Loan are not subordinate mortgages or junior liens, except for any Crossed Mortgage Loans, there are, as of origination, and to Seller's knowledge, as of the Cut-Off Date, no subordinate mortgages or junior liens securing the payment of money encumbering the related Mortgaged Property (other than Permitted Encumbrances and the Title Exceptions, taxes and assessments, mechanics' and materialmen's liens (which are the subject of the representation in paragraph (5) above), and equipment and other personal property financing). Except as set forth in Annex D-2 attached to this prospectus, Seller has no knowledge of any mezzanine debt secured directly by interests in the related Mortgagor.

(8)   Assignment of Leases and Rents. There exists as part of the related Mortgage File an Assignment of Leases (either as a separate instrument or incorporated into the related Mortgage). Subject to the Permitted Encumbrances and the Title Exceptions, each related Assignment of Leases creates a valid first-priority collateral assignment of, or a valid first-priority lien or security interest in, rents and certain rights under the related lease or leases, subject only to a license granted to the related Mortgagor to exercise certain rights and to perform certain obligations of the lessor under such lease or leases, including the right to operate the related leased property, except as the enforcement thereof may be limited by the Standard Qualifications. The related Mortgage or related Assignment of Leases, subject to applicable law, provides that, upon an event of default under the Mortgage Loan, a receiver is permitted to be appointed for the collection of rents or for the related Mortgagee to enter into possession to collect the rents or for rents to be paid directly to the Mortgagee.

(9)   UCC Filings. If the related Mortgaged Property is operated as a hospitality property, the Seller has filed and/or recorded or caused to be filed and/or recorded (or, if not filed and/or recorded, has submitted or caused to be submitted in proper form for filing and/or recording), UCC financing statements in the appropriate public filing and/or recording offices necessary at the time of the origination of the Mortgage Loan to perfect a valid security interest in all items of physical personal property reasonably necessary to operate such Mortgaged Property owned by such Mortgagor and located on the related Mortgaged Property (other than any non-material personal property, any personal property subject to a purchase money security interest, a sale and leaseback financing arrangement as permitted under the terms of the related Mortgage Loan documents or any other personal property leases applicable to such personal property), to the extent perfection may be effected pursuant to applicable law by recording or filing, as the case may be. Subject to the Standard Qualifications, each related Mortgage (or equivalent document) creates a valid and enforceable lien and security interest on the items of personalty described above. No representation is made as to the perfection of any security interest in rents or other personal property to the extent that possession or control of such items or actions other than the filing of UCC financing statements are required in order to effect such perfection.

(10)   Condition of Property. Seller or the originator of the Mortgage Loan inspected or caused to be inspected each related Mortgaged Property within six months of origination of the Mortgage Loan and within twelve months of the Cut-Off Date.

An engineering report or property condition assessment was prepared in connection with the origination of each Mortgage Loan no more than twelve months prior to the Cut-Off Date. To Seller's knowledge, based solely upon due diligence customarily performed in connection with the origination of comparable mortgage loans, as of the Closing Date, each related Mortgaged Property was free and clear of any material damage (other than (i) deferred maintenance for which escrows were established at origination and (ii) any damage fully covered by insurance) that would affect materially and adversely the use or value of such Mortgaged Property as security for the Mortgage Loan.

(11)   Taxes and Assessments. All taxes, governmental assessments and other outstanding governmental charges (including, without limitation, water and sewage charges), or installments thereof, which could be a lien on the related Mortgaged Property that would be of equal or superior priority to the lien of the Mortgage and that prior to the Cut-Off Date have become delinquent in respect of each related Mortgaged Property have been paid, or an escrow of funds has been established in an amount sufficient to cover such payments and reasonably estimated interest and penalties, if any, thereon. For purposes of this representation and warranty, real estate taxes and governmental assessments and other outstanding governmental charges and installments thereof shall not be considered delinquent until the earlier of (a) the date on which interest and/or penalties would first be payable thereon and (b) the date on which enforcement action is entitled to be taken by the related taxing authority.

(12)   Condemnation. As of the date of origination and to Seller's knowledge as of the Cut-Off Date, there is no proceeding pending, and, to Seller's knowledge as of the date of origination and as of the Cut-Off Date, there is no proceeding threatened, for the total or partial condemnation of such Mortgaged Property that would have a material adverse effect on the value, use or operation of the Mortgaged Property.

(13)   Actions Concerning Mortgage Loan. As of the date of origination and to Seller's knowledge as of the Cut-Off Date, there was no pending or filed action, suit or proceeding, arbitration or governmental investigation involving any Mortgagor, guarantor or Mortgagor's interest in the Mortgaged Property, an adverse outcome of which would reasonably be expected to materially and adversely affect (a) such Mortgagor's title to the Mortgaged Property, (b) the validity or enforceability of the Mortgage, (c) such Mortgagor's ability to perform under the related Mortgage Loan, (d) such guarantor's ability to perform under the related guaranty, (e) the principal benefit of the security intended to be provided by the Mortgage Loan documents or (f) the current principal use of the Mortgaged Property.

(14)   Escrow Deposits. All escrow deposits and payments required to be escrowed with lender pursuant to each Mortgage Loan are in the possession, or under the control, of Seller or its servicer, and there are no deficiencies (subject to any applicable grace or cure periods) in connection therewith, and all such escrows and deposits (or the right thereto) that are required to be escrowed with lender under the related Mortgage Loan documents are being conveyed by Seller to Purchaser or its servicer.

(15)   No Holdbacks. The principal amount of the Mortgage Loan stated on the Mortgage Loan Schedule has been fully disbursed as of the Closing Date and there is no requirement for future advances thereunder (except in those cases where the full amount of the Mortgage Loan has been disbursed but a portion thereof is being held in escrow or reserve accounts pending the satisfaction of certain conditions relating to leasing, repairs or other matters with respect to the related Mortgaged Property, the Mortgagor or other considerations determined by Seller to merit such holdback).

(16)   Insurance. Each related Mortgaged Property is, and is required pursuant to the related Mortgage to be, insured by a property insurance policy providing coverage for loss in accordance with coverage found under a "special cause of loss form" or "all risk form" that includes replacement cost valuation issued by an insurer meeting the requirements of the related Mortgage Loan documents and having a claims-paying or financial strength rating of at least "A-:VIII" from A.M. Best Company or "A3" (or the equivalent) from Moody's or "A-" from S&P (collectively the "Insurance Rating Requirements"), in an amount (subject to a customary deductible) not less than the lesser of (1) the original principal balance of the Mortgage Loan and (2) the full insurable value on a replacement cost basis of the improvements, furniture, furnishings, fixtures and equipment owned by the Mortgagor and included in the Mortgaged Property (with no deduction for physical depreciation), but, in any event,

not less than the amount necessary, or containing such endorsements as are necessary, to avoid the operation of any coinsurance provisions with respect to the related Mortgaged Property.

Each related Mortgaged Property is also covered, and required to be covered pursuant to the related Mortgage Loan documents, by business interruption or rental loss insurance which (subject to a customary deductible) covers a period of not less than 12 months (or with respect to each Mortgage Loan on a single asset with a principal balance of $50 million or more, 18 months).

If any material part of the improvements, exclusive of a parking lot, located on a Mortgaged Property is in an area identified in the Federal Register by the Federal Emergency Management Agency as having special flood hazards, the related Mortgagor is required to maintain insurance in the maximum amount available under the National Flood Insurance Program.

If the Mortgaged Property is located within 25 miles of the coast of the Gulf of Mexico or the Atlantic coast of Florida, Georgia, South Carolina or North Carolina, the related Mortgagor is required to maintain coverage for windstorm and/or windstorm related perils and/or "named storms" issued by an insurer meeting the Insurance Rating Requirements or endorsement covering damage from windstorm and/or windstorm related perils and/or named storms.

The Mortgaged Property is covered, and required to be covered pursuant to the related Mortgage Loan documents, by a commercial general liability insurance policy issued by an insurer meeting the Insurance Rating Requirements including coverage for property damage, contractual damage and personal injury (including bodily injury and death) in amounts as are generally required by the Seller for loans originated for securitization, and in any event not less than $1 million per occurrence and $2 million in the aggregate.

An architectural or engineering consultant has performed an analysis of each of the Mortgaged Properties located in seismic zones 3 or 4 in order to evaluate the structural and seismic condition of such property, for the sole purpose of assessing the scenario expected limit ("SEL") for the Mortgaged Property in the event of an earthquake. In such instance, the SEL was based on a 475-year return period, an exposure period of 50 years and a 10% probability of exceedance. If the resulting report concluded that the SEL would exceed 20% of the amount of the replacement costs of the improvements, earthquake insurance on such Mortgaged Property was obtained by an insurer rated at least "A:VIII" by A.M. Best Company or "A3" (or the equivalent) from Moody's or "A-" by S&P in an amount not less than 100% of the SEL.

The Mortgage Loan documents require insurance proceeds in respect of a property loss to be applied either (a) to the repair or restoration of all or part of the related Mortgaged Property, with respect to all property losses in excess of 5% of the then outstanding principal amount of the related Mortgage Loan, the lender (or a trustee appointed by it) having the right to hold and disburse such proceeds as the repair or restoration progresses, or (b) to the payment of the outstanding principal balance of such Mortgage Loan together with any accrued interest thereon.

All premiums on all insurance policies referred to in this section required to be paid as of the Cut-Off Date have been paid, and such insurance policies name the lender under the Mortgage Loan and its successors and assigns as a loss payee under a mortgagee endorsement clause or, in the case of the general liability insurance policy, as named or additional insured. Such insurance policies will inure to the benefit of the Trustee. Each related Mortgage Loan obligates the related Mortgagor to maintain all such insurance and, at such Mortgagor's failure to do so, authorizes the lender to maintain such insurance at the Mortgagor's cost and expense and to charge such Mortgagor for related premiums. All such insurance policies (other than commercial liability policies) require at least 10 days' prior notice to the lender of termination or cancellation arising because of nonpayment of a premium and at least 30 days prior notice to the lender of termination or cancellation (or such lesser period, not less than 10 days, as may be required by applicable law) arising for any reason other than non-payment of a premium and no such notice has been received by Seller.

(17)   Access; Utilities; Separate Tax Lots. Each Mortgaged Property (a) is located on or adjacent to a public road and has direct legal access to such road, or has access via an irrevocable easement or irrevocable right of way permitting ingress and egress to/from a public road, (b) is served by or has uninhibited access rights to public or private water and sewer (or well and septic) and all required utilities, all of which are appropriate for the current use of the Mortgaged Property, and (c) constitutes one or more separate tax parcels which do not include any property which is not part of the Mortgaged Property or is subject to an endorsement under the related Title Policy insuring the Mortgaged Property, or in certain cases, an application has been, or will be, made to the applicable governing authority for creation of separate tax lots, in which case the Mortgage Loan requires the Mortgagor to escrow an amount sufficient to pay taxes for the existing tax parcel of which the Mortgaged Property is a part until the separate tax lots are created.

(18)   No Encroachments. To Seller's knowledge based solely on surveys obtained in connection with origination and the lender's Title Policy (or, if such policy is not yet issued, a pro forma title policy, a preliminary title policy with escrow instructions or a "marked up" commitment) obtained in connection with the origination of each Mortgage Loan, all material improvements that were included for the purpose of determining the appraised value of the related Mortgaged Property at the time of the origination of such Mortgage Loan are within the boundaries of the related Mortgaged Property, except encroachments that do not materially and adversely affect the value or current use of such Mortgaged Property or for which insurance or endorsements were obtained under the Title Policy. No improvements on adjoining parcels encroach onto the related Mortgaged Property except for encroachments that do not materially and adversely affect the value or current use of such Mortgaged Property or for which insurance or endorsements were obtained under the Title Policy. No improvements encroach upon any easements except for encroachments the removal of which would not materially and adversely affect the value or current use of such Mortgaged Property or for which insurance or endorsements obtained with respect to the Title Policy.

(19)   No Contingent Interest or Equity Participation. No Mortgage Loan has a shared appreciation feature, any other contingent interest feature or a negative amortization feature (except that an ARD Loan may provide for the accrual of the portion of interest in excess of the rate in effect prior to the Anticipated Repayment Date) or an equity participation by Seller.

(20)   REMIC. The Mortgage Loan is a "qualified mortgage" within the meaning of Section 860G(a)(3) of the Code (but determined without regard to the rule in the U.S. Department of Treasury regulations (the "Treasury Regulations") Section 1.860G-2(f)(2) that treats certain defective mortgage loans as qualified mortgages), and, accordingly, (A) the issue price of the Mortgage Loan to the related Mortgagor at origination did not exceed the non-contingent principal amount of the Mortgage Loan and (B) either: (a) such Mortgage Loan is secured by an interest in real property (including buildings and structural components thereof, but excluding personal property) having a fair market value (i) at the date the Mortgage Loan was originated at least equal to 80% of the adjusted issue price of the Mortgage Loan on such date or (ii) at the Closing Date at least equal to 80% of the adjusted issue price of the Mortgage Loan on such date, provided that for purposes hereof, the fair market value of the real property interest must first be reduced by (A) the amount of any lien on the real property interest that is senior to the Mortgage Loan and (B) a proportionate amount of any lien that is in parity with the Mortgage Loan; or (b) substantially all of the proceeds of such Mortgage Loan were used to acquire, improve or protect the real property which served as the only security for such Mortgage Loan (other than a recourse feature or other third-party credit enhancement within the meaning of Section 1.860G-2(a)(1)(ii) of the Treasury Regulations). If the Mortgage Loan was "significantly modified" prior to the Closing Date so as to result in a taxable exchange under Section 1001 of the Code, it either (x) was modified as a result of the default or reasonably foreseeable default of such Mortgage Loan or (y) satisfies the provisions of either sub-clause (B)(a)(i) above (substituting the date of the last such modification for the date the Mortgage Loan was originated) or sub-clause (B)(a)(ii), including the proviso thereto. Any prepayment premium and yield maintenance charges applicable to the Mortgage Loan constitute "customary prepayment penalties" within the meaning of Section 1.860G-1(b)(2) of the Treasury Regulations. All terms used in this paragraph shall have the same meanings as set forth in the related Treasury Regulations.

(21)   Compliance with Certain Laws. The Mortgage Rate (exclusive of any default interest, late charges, yield maintenance charge, or prepayment premiums) of such Mortgage Loan complied as of the date of origination with, or was exempt from, applicable state or federal laws, regulations and other requirements pertaining to usury.

(22)   Authorized to do Business. To the extent required under applicable law, as of the Cut-Off Date or as of the date that such entity held the Mortgage Note, each holder of the Mortgage Note was authorized to transact and do business in the jurisdiction in which each related Mortgaged Property is located, or the failure to be so authorized does not materially and adversely affect the enforceability of such Mortgage Loan by the Trust.

(23)   Trustee under Deed of Trust. With respect to each Mortgage which is a deed of trust, as of the date of origination and, to Seller's knowledge, as of the Closing Date, a trustee, duly qualified under applicable law to serve as such, currently so serves and is named in the deed of trust or has been substituted in accordance with the Mortgage and applicable law or may be substituted in accordance with the Mortgage and applicable law by the related Mortgagee.

(24)   Local Law Compliance. To Seller's knowledge, based upon any of a letter from any governmental authorities, a legal opinion, an architect's letter, a zoning consultant's report, an endorsement to the related Title Policy, or other affirmative investigation of local law compliance consistent with the investigation conducted by Seller for similar commercial and multifamily mortgage loans intended for securitization, the improvements located on or forming part of each Mortgaged Property securing a Mortgage Loan as of the date of origination of such Mortgage Loan and as of the Cut-Off Date, there are no material violations of applicable zoning ordinances, building codes and land laws (collectively "Zoning Regulations") other than those which (i) are insured by the Title Policy or a law and ordinance insurance policy or (ii) would not have a material adverse effect on the Mortgage Loan. The terms of the Mortgage Loan documents require the Mortgagor to comply in all material respects with all applicable governmental regulations, zoning and building laws.

(25)   Licenses and Permits. Each Mortgagor covenants in the Mortgage Loan documents that it shall keep all material licenses, permits and applicable governmental authorizations necessary for its operation of the Mortgaged Property in full force and effect, and to Seller's knowledge based upon a letter from any government authorities or other affirmative investigation of local law compliance consistent with the investigation conducted by Seller for similar commercial and multifamily mortgage loans intended for securitization, all such material licenses, permits and applicable governmental authorizations are in effect. The Mortgage Loan requires the related Mortgagor to be qualified to do business in the jurisdiction in which the related Mortgaged Property is located.

(26)   Recourse Obligations. The Mortgage Loan documents for each Mortgage Loan provide that such Mortgage Loan (a) becomes full recourse to the Mortgagor and guarantor (which is a natural person or persons, or an entity distinct from the Mortgagor (but may be affiliated with the Mortgagor) that has assets other than equity in the related Mortgaged Property that are not de minimis) in any of the following events: (i) if any voluntary petition for bankruptcy, insolvency, dissolution or liquidation pursuant to federal bankruptcy law, or any similar federal or state law, shall be filed by the Mortgagor; (ii) Mortgagor or guarantor shall have colluded with (or, alternatively, solicited or caused to be solicited) other creditors to cause an involuntary bankruptcy filing with respect to the Mortgagor or (iii) voluntary transfers of either the Mortgaged Property or equity interests in Mortgagor made in violation of the Mortgage Loan documents; and (b) contains provisions providing for recourse against the Mortgagor and guarantor (which is a natural person or persons, or an entity distinct from the Mortgagor (but may be affiliated with the Mortgagor) that has assets other than equity in the related Mortgaged Property that are not de minimis), for losses and damages sustained by reason of Mortgagor's (i) misappropriation of rents after the occurrence of an event of default under the Mortgage Loan; (ii) misappropriation of (A) insurance proceeds or condemnation awards or (B) security deposits or, alternatively, the failure of any security deposits to be delivered to lender upon foreclosure or action in lieu thereof (except to the extent applied in accordance with leases prior to a Mortgage Loan event of default); (iii) fraud or intentional material misrepresentation;

(iv) breaches of the environmental covenants in the Mortgage Loan documents; or (v) commission of intentional material physical waste at the Mortgaged Property.

(27)   Mortgage Releases. The terms of the related Mortgage or related Mortgage Loan documents do not provide for release of any material portion of the Mortgaged Property from the lien of the Mortgage except (a) a partial release, accompanied by principal repayment, or partial Defeasance (as defined in paragraph (32) below), of not less than a specified percentage at least equal to the lesser of (i) 110% of the related allocated loan amount of such portion of the Mortgaged Property and (ii) the outstanding principal balance of the Mortgage Loan, (b) upon payment in full of such Mortgage Loan, (c) upon a Defeasance (as defined in paragraph (32) below), (d) releases of out-parcels that are unimproved or other portions of the Mortgaged Property which will not have a material adverse effect on the underwritten value of the Mortgaged Property and which were not afforded any material value in the appraisal obtained at the origination of the Mortgage Loan and are not necessary for physical access to the Mortgaged Property or compliance with zoning requirements, or (e) as required pursuant to an order of condemnation. With respect to any partial release under the preceding clauses (a) or (d), either: (x) such release of collateral (i) would not constitute a "significant modification" of the subject Mortgage Loan within the meaning of Section 1.860G-2(b)(2) of the Treasury Regulations and (ii) would not cause the subject Mortgage Loan to fail to be a "qualified mortgage" within the meaning of Section 860G(a)(3)(A) of the Code; or (y) the Mortgagee or servicer can, in accordance with the related Mortgage Loan documents, condition such release of collateral on the related Mortgagor's delivery of an opinion of tax counsel to the effect specified in the immediately preceding clause (x). For purposes of the preceding clause (x), if the fair market value of the real property constituting such Mortgaged Property after the release is not equal to at least 80% of the principal balance of the Mortgage Loan outstanding after the release, the Mortgagor is required to make a payment of principal in an amount not less than the amount required by the REMIC Provisions.

In the case of any Mortgage Loan, in the event of a taking of any portion of a Mortgaged Property by a State or any political subdivision or authority thereof, whether by legal proceeding or by agreement, the Mortgagor can be required to pay down the principal balance of the Mortgage Loan in an amount not less than the amount required by the loan-to-value ratio and other requirements of the REMIC Provisions and, to such extent, condemnation awards may not be required to be applied to the restoration of the Mortgaged Property or released to the Mortgagor, if, immediately after the release of such portion of the Mortgaged Property from the lien of the Mortgage (but taking into account the planned restoration) the fair market value of the real property constituting the remaining Mortgaged Property is not equal to at least 80% of the remaining principal balance of the Mortgage Loan.

No Mortgage Loan that is secured by more than one Mortgaged Property or that is a Crossed Mortgage Loan permits the release of cross-collateralization of the related Mortgaged Properties or a portion thereof, including due to a partial condemnation, other than in compliance with loan-to-value ratio and other requirements of the REMIC Provisions.

(28)   Financial Reporting and Rent Rolls. Each Mortgage requires the Mortgagor to provide the owner or holder of the Mortgage with quarterly (other than for single-tenant properties) and annual operating statements, and quarterly (other than for single-tenant properties) rent rolls for properties that have leases contributing more than 5% of the in-place base rent and annual financial statements, which annual financial statements with respect to each Mortgage Loan with more than one Mortgagor are in the form of an annual combined balance sheet of the Mortgagor entities (and no other entities), together with the related combined statements of operations, members' capital and cash flows, including a combining balance sheet and statement of income for the Mortgaged Properties on a combined basis.

(29)   Acts of Terrorism Exclusion. With respect to each Mortgage Loan over $20 million, the related special-form all-risk insurance policy and business interruption policy (issued by an insurer meeting the Insurance Rating Requirements) do not specifically exclude Acts of Terrorism, as defined in the Terrorism Risk Insurance Act of 2002, as amended by the Terrorism Risk Insurance Program Reauthorization Act of 2007 (collectively referred to as "TRIA"), from coverage, or if such coverage is

excluded, it is covered by a separate terrorism insurance policy. With respect to each other Mortgage Loan, the related special all-risk insurance policy and business interruption policy (issued by an insurer meeting the Insurance Rating Requirements) did not, as of the date of origination of the Mortgage Loan, and, to Seller's knowledge, do not, as of the Cut-Off Date, specifically exclude Acts of Terrorism, as defined in TRIA, from coverage, or if such coverage is excluded, it is covered by a separate terrorism insurance policy. With respect to each Mortgage Loan, the related Mortgage Loan documents do not expressly waive or prohibit the Mortgagee from requiring coverage for Acts of Terrorism, as defined in TRIA, or damages related thereto except to the extent that any right to require such coverage may be limited by commercial availability on commercially reasonable terms; provided, that if TRIA or a similar or subsequent statute is not in effect, then, provided that terrorism insurance is commercially available, the Mortgagor under each Mortgage Loan is required to carry terrorism insurance, but in such event the Mortgagor shall not be required to spend on terrorism insurance coverage more than two times the amount of the insurance premium that is payable in respect of the property and business interruption/rental loss insurance required under the related Mortgage Loan documents (without giving effect to the cost of terrorism and earthquake components of such casualty and business interruption/rental loss insurance) at the time of the origination of the Mortgage Loan, and if the cost of terrorism insurance exceeds such amount, the Mortgagor is required to purchase the maximum amount of terrorism insurance available with funds equal to such amount.

(30)   Due on Sale or Encumbrance. Subject to specific exceptions set forth below, each Mortgage Loan contains a "due on sale" or other such provision for the acceleration of the payment of the unpaid principal balance of such Mortgage Loan if, without the consent of the holder of the Mortgage (which consent, in some cases, may not be unreasonably withheld) and/or complying with the requirements of the related Mortgage Loan documents (which provide for transfers without the consent of the lender which are customarily acceptable to Seller lending on the security of property comparable to the related Mortgaged Property, including, without limitation, transfers of worn-out or obsolete furnishings, fixtures, or equipment promptly replaced with property of equivalent value and functionality and transfers by leases entered into in accordance with the Mortgage Loan documents), (a) the related Mortgaged Property, or any equity interest of greater than 50% in the related Mortgagor, is directly or indirectly pledged, transferred or sold, other than as related to (i) family and estate planning transfers or transfers upon death or legal incapacity, (ii) transfers to certain affiliates as defined in the related Mortgage Loan documents, (iii) transfers of less than, or other than, a controlling interest in the related Mortgagor, (iv) transfers to another holder of direct or indirect equity in the Mortgagor, a specific Person designated in the related Mortgage Loan documents or a Person satisfying specific criteria identified in the related Mortgage Loan documents, such as a qualified equityholder, (v) transfers of stock or similar equity units in publicly traded companies or (vi) a substitution or release of collateral within the parameters of paragraphs (27) and (32) herein or the exceptions thereto set forth in Annex D-2 attached to this prospectus, or (vii) by reason of any mezzanine debt that existed at the origination of the related Mortgage Loan, or future permitted mezzanine debt or (b) the related Mortgaged Property is encumbered with a subordinate lien or security interest against the related Mortgaged Property, other than (i) any Serviced Companion Loan or Non-Serviced Companion Loan or any subordinate debt that existed at origination and is permitted under the related Mortgage Loan documents, (ii) purchase money security interests, (iii) any Crossed Mortgage Loan, as set forth on Annex A-1 to this prospectus or (iv) Permitted Encumbrances. The Mortgage or other Mortgage Loan documents provide that to the extent any Rating Agency fees are incurred in connection with the review of and consent to any transfer or encumbrance, the Mortgagor is responsible for such payment along with all other reasonable fees and expenses incurred by the Mortgagee relative to such transfer or encumbrance.

(31)   Single-Purpose Entity. Each Mortgage Loan requires the Mortgagor to be a Single-Purpose Entity for at least as long as the Mortgage Loan is outstanding. Both the Mortgage Loan documents and the organizational documents of the Mortgagor with respect to each Mortgage Loan with a Cut-Off Date Principal Balance in excess of $5 million provide that the Mortgagor is a Single-Purpose Entity, and each Mortgage Loan with a Cut-Off Date Principal Balance of $20 million or more has a counsel's opinion regarding non-consolidation of the Mortgagor. For this purpose, a

"Single-Purpose Entity" shall mean an entity, other than an individual, whose organizational documents (or if the Mortgage Loan has a Cut-Off Date Principal Balance equal to $5 million or less, its organizational documents or the related Mortgage Loan documents) provide substantially to the effect that it was formed or organized solely for the purpose of owning and operating one or more of the Mortgaged Properties securing the Mortgage Loans and prohibit it from engaging in any business unrelated to such Mortgaged Property or Mortgaged Properties, and whose organizational documents further provide, or which entity represented in the related Mortgage Loan documents, substantially to the effect that it does not have any assets other than those related to its interest in and operation of such Mortgaged Property or Mortgaged Properties, or any indebtedness other than as permitted by the related Mortgage(s) or the other related Mortgage Loan documents, that it has its own books and records and accounts separate and apart from those of any other person (other than a Mortgagor for a Crossed Mortgage Loan), and that it holds itself out as a legal entity, separate and apart from any other person or entity.

(32)   Defeasance. With respect to any Mortgage Loan that, pursuant to the Mortgage Loan documents, can be defeased (a "Defeasance"), (i) the Mortgage Loan documents provide for Defeasance as a unilateral right of the Mortgagor, subject to satisfaction of conditions specified in the Mortgage Loan documents; (ii) the Mortgage Loan cannot be defeased within two years after the Closing Date; (iii) the Mortgagor is permitted to pledge only United States "government securities" within the meaning of Section 1.860G-2(a)(8)(ii) of the Treasury Regulations, the revenues from which will, in the case of a full Defeasance, be sufficient to make all scheduled payments under the Mortgage Loan when due, including the entire remaining principal balance on the maturity date (or on or after the first date on which payment may be made without payment of a yield maintenance charge or prepayment penalty) or, if the Mortgage Loan is an ARD Loan, the entire principal balance outstanding on the Anticipated Repayment Date, and if the Mortgage Loan permits partial releases of real property in connection with partial Defeasance, the revenues from the collateral will be sufficient to pay all such scheduled payments calculated on a principal amount equal to a specified percentage at least equal to the lesser of (a) 110% of the allocated loan amount for the real property to be released and (b) the outstanding principal balance of the Mortgage Loan; (iv) the Mortgagor is required to provide a certification from an independent certified public accountant that the collateral is sufficient to make all scheduled payments under the Mortgage Note as set forth in clause (iii) above; (v) if the Mortgagor would continue to own assets in addition to the defeasance collateral, the portion of the Mortgage Loan secured by Defeasance collateral is required to be assumed (or the Mortgagee may require such assumption) by a Single-Purpose Entity; (vi) the Mortgagor is required to provide an opinion of counsel that the Mortgagee has a perfected security interest in such collateral prior to any other claim or interest; and (vii) the Mortgagor is required to pay all rating agency fees associated with Defeasance (if rating confirmation is a specific condition precedent thereto) and all other reasonable expenses associated with Defeasance, including, but not limited to, accountant's fees and opinions of counsel.

(33)   Fixed Interest Rates. Each Mortgage Loan bears interest at a rate that remains fixed throughout the remaining term of such Mortgage Loan, except in the case of ARD loans and situations where default interest is imposed.

(34)   Ground Leases. For purposes of the Mortgage Loan Purchase Agreement, a "Ground Lease" shall mean a lease creating a leasehold estate in real property where the fee owner as the ground lessor conveys for a term or terms of years its entire interest in the land (or, with respect to air rights leases, the air) and buildings and other improvements, if any, comprising the premises demised under such lease to the ground lessee (who may, in certain circumstances, own the building and improvements on the land), subject to the reversionary interest of the ground lessor as fee owner and does not include industrial development agency or similar leases for purposes of conferring a tax abatement or other benefit.

With respect to any Mortgage Loan where the Mortgage Loan is secured by a leasehold estate under a Ground Lease in whole or in part, and the related Mortgage does not also encumber the related lessor's fee interest in such Mortgaged Property, based upon the terms of the Ground Lease and any estoppel or other agreement received from the ground lessor in favor of Seller, its successors and assigns, Seller represents and warrants that:

(a)   The Ground Lease or a memorandum regarding such Ground Lease has been duly recorded or submitted for recordation in a form that is acceptable for recording in the applicable jurisdiction. The Ground Lease or an estoppel or other agreement received from the ground lessor permits the interest of the lessee to be encumbered by the related Mortgage and does not restrict the use of the related Mortgaged Property by such lessee, its successors or assigns in a manner that would materially adversely affect the security provided by the related Mortgage;

(b)   The lessor under such Ground Lease has agreed in a writing included in the related Mortgage File (or in such Ground Lease) that the Ground Lease may not be amended or modified, or canceled or terminated by agreement of lessor and lessee, without the prior written consent of the lender, and no such consent has been granted by the Seller since the origination of the Mortgage Loan except as reflected in any written instruments which are included in the related Mortgage File;

(c)   The Ground Lease has an original term (or an original term plus one or more optional renewal terms, which, under all circumstances, may be exercised, and will be enforceable, by either Mortgagor or the Mortgagee) that extends not less than 20 years beyond the stated maturity of the related Mortgage Loan, or 10 years past the stated maturity if such Mortgage Loan fully amortizes by the stated maturity (or with respect to a Mortgage Loan that accrues on an actual 360 basis, substantially amortizes);

(d)   The Ground Lease either (i) is not subject to any liens or encumbrances superior to, or of equal priority with, the Mortgage, except for the related fee interest of the ground lessor and the Permitted Encumbrances, or (ii) is subject to a subordination, non-disturbance and attornment agreement to which the Mortgagee on the lessor's fee interest in the Mortgaged Property is subject;

(e)   The Ground Lease does not place commercially unreasonable restrictions on the identity of the Mortgagee and the Ground Lease is assignable (including pursuant to foreclosure) to the holder of the Mortgage Loan and its successors and assigns without the consent of the lessor thereunder, and in the event it is so assigned, it is further assignable by the holder of the Mortgage Loan and its successors and assigns without the consent of the lessor;

(f)   Seller has not received any written notice of material default under or notice of termination of such Ground Lease. To Seller's knowledge, there is no material default under such Ground Lease and no condition that, but for the passage of time or giving of notice, would result in a material default under the terms of such Ground Lease and to Seller's knowledge, such Ground Lease is in full force and effect as of the Closing Date;

(g)   The Ground Lease or ancillary agreement between the lessor and the lessee requires the lessor to give to the lender written notice of any default, and provides that no notice of default or termination is effective against the lender unless such notice is given to the lender;

(h)   A lender is permitted a reasonable opportunity (including, where necessary, sufficient time to gain possession of the interest of the lessee under the Ground Lease through legal proceedings) to cure any default under the Ground Lease which is curable after the lender's receipt of notice of any default before the lessor may terminate the Ground Lease;

(i)   The Ground Lease does not impose any restrictions on subletting that would be viewed as commercially unreasonable by Seller in connection with loans originated for securitization;

(j)   Under the terms of the Ground Lease, an estoppel or other agreement received from the ground lessor and the related Mortgage (taken together), any related insurance proceeds or the portion of the condemnation award allocable to the ground lessee's interest (other than (i) de minimis amounts for minor casualties or (ii) in respect of a total or substantially total loss or taking as addressed in clause (k) below) will be applied either to the repair or to restoration of all or part of the related Mortgaged Property with (so long as such proceeds are in excess of the threshold amount specified in the related Mortgage Loan documents) the lender or a trustee appointed by it having the right to hold and disburse such proceeds as repair or restoration progresses, or to the payment of the outstanding principal balance of the Mortgage Loan, together with any accrued interest;

(k) In the case of a total or substantially total taking or loss, under the terms of the Ground Lease, an estoppel or other agreement and the related Mortgage (taken together), any related insurance proceeds, or portion of the condemnation award allocable to ground lessee's interest in respect of a total or substantially total loss or taking of the related Mortgaged Property to the extent not applied to restoration, will be applied first to the payment of the outstanding principal balance of the Mortgage Loan, together with any accrued interest; and

(l) Provided that the lender cures any defaults which are susceptible to being cured, the ground lessor has agreed to enter into a new lease with lender upon termination of the Ground Lease for any reason, including rejection of the Ground Lease in a bankruptcy proceeding.

(35)   Servicing. The servicing and collection practices used by Seller with respect to the Mortgage Loan have been, in all respects, legal and have met customary industry standards for servicing of commercial loans for conduit loan programs.

(36)   Origination and Underwriting. The origination practices of Seller (or the related originator if Seller was not the originator) with respect to each Mortgage Loan have been, in all material respects, legal and as of the date of its origination, such Mortgage Loan and the origination thereof complied in all material respects with, or was exempt from, all requirements of federal, state or local law relating to the origination of such Mortgage Loan; provided, that such representation and warranty does not address or otherwise cover any matters with respect to federal, state or local law otherwise covered in this Annex D-1.

(37)   No Material Default; Payment Record. No Mortgage Loan has been more than 30 days delinquent, without giving effect to any grace or cure period, in making required payments since origination, and as of the date hereof, no Mortgage Loan is more than 30 days delinquent (beyond any applicable grace or cure period) in making required payments as of the Closing Date. To Seller's knowledge, there is (a) no material default, breach, violation or event of acceleration existing under the related Mortgage Loan, or (b) no event (other than payments due but not yet delinquent) which, with the passage of time or with notice and the expiration of any grace or cure period, would constitute a material default, breach, violation or event of acceleration, which default, breach, violation or event of acceleration, in the case of either clause (a) or clause (b), materially and adversely affects the value of the Mortgage Loan or the value, use or operation of the related Mortgaged Property, provided, that this representation and warranty does not cover any default, breach, violation or event of acceleration that specifically pertains to or arises out of an exception scheduled to any other representation and warranty made by Seller in this Appendix V. No person other than the holder of such Mortgage Loan may declare any event of default under the Mortgage Loan or accelerate any indebtedness under the Mortgage Loan documents.

(38)   Bankruptcy. As of the date of origination of the related Mortgage Loan and to the Seller's knowledge as of the Cut-Off Date, neither the Mortgaged Property (other than any tenants of such Mortgaged Property), nor any portion thereof, is the subject of, and no Mortgagor, guarantor or tenant occupying a single-tenant property is a debtor in state or federal bankruptcy, insolvency or similar proceeding.

(39)   Organization of Mortgagor. With respect to each Mortgage Loan, in reliance on certified copies of the organizational documents of the Mortgagor delivered by the Mortgagor in connection with the origination of such Mortgage Loan, the Mortgagor is an entity organized under the laws of a state of the United States of America, the District of Columbia or the Commonwealth of Puerto Rico. Except with respect to any Crossed Mortgage Loan, no Mortgage Loan has a Mortgagor that is an Affiliate of another Mortgagor. An "Affiliate" for purposes of this paragraph (39) means, a Mortgagor that is under direct or indirect common ownership and control with another Mortgagor.

(40)   Environmental Conditions. A Phase I environmental site assessment (or update of a previous Phase I and or Phase II site assessment) and, with respect to certain Mortgage Loans, a Phase II environmental site assessment (collectively, an "ESA") meeting ASTM requirements conducted by a reputable environmental consultant in connection with such Mortgage Loan within 12 months prior to its origination date (or an update of a previous ESA was prepared), and such ESA (i) did not identify the existence of Recognized Environmental Conditions (as such term is defined in ASTM E1527-05 or its successor, hereinafter "Environmental Condition") at the related Mortgaged Property or the need for further investigation, or (ii) if the existence of an Environmental Condition or need for further investigation was indicated in any such ESA, then at least one of the following statements is true: (A) an amount reasonably estimated by a reputable environmental consultant to be sufficient to cover the estimated cost to cure any material noncompliance with applicable Environmental Laws or the Environmental Condition has been escrowed by the related Mortgagor and is held or controlled by the related lender; (B) if the only Environmental Condition relates to the presence of asbestos-containing materials, radon in indoor air, lead based paint or lead in drinking water, the only recommended action in the ESA is the institution of such a plan, an operations or maintenance plan has been required to be instituted by the related Mortgagor that can reasonably be expected to mitigate the identified risk; (C) the Environmental Condition identified in the related environmental report was remediated, abated or contained in all material respects prior to the date hereof, and, if and as appropriate, a no further action, completion or closure letter or its equivalent, was obtained from the applicable governmental regulatory authority (or the Environmental Condition affecting the related Mortgaged Property was otherwise listed by such governmental authority as "closed" or a reputable environmental consultant has concluded that no further action or investigation is required); (D) an environmental policy or a lender's pollution legal liability insurance policy that covers liability for the Environmental Condition was obtained from an insurer rated no less than "A-" (or the equivalent) by Moody's, S&P and/or Fitch; (E) a party not related to the Mortgagor was identified as the responsible party for the Environmental Condition and such responsible party has financial resources reasonably estimated to be adequate to address the situation; or (F) a party related to the Mortgagor having financial resources reasonably estimated to be adequate to address the situation is required to take action. To Seller's knowledge, except as set forth in the ESA, the Mortgage File or this prospectus, there is no Environmental Condition at the related Mortgaged Property.

(41)   Appraisal. The Mortgage File contains an appraisal of the related Mortgaged Property with an appraisal date within 6 months of the Mortgage Loan origination date, and within 12 months of the Closing Date. The appraisal is signed by an appraiser who is a Member of the Appraisal Institute ("MAI") and that (i) was engaged directly by the originator of the Mortgage Loan or Seller, or a correspondent or agent of the originator of the Mortgage Loan or Seller, and (ii) to Seller's knowledge, had no interest, direct or indirect, in the Mortgaged Property or the Mortgagor or in any loan made on the security thereof, and whose compensation is not affected by the approval or disapproval of the Mortgage Loan. Each appraiser has represented in such appraisal or in a supplemental letter that the appraisal satisfies the requirements of the "Uniform Standards of Professional Appraisal Practice" as adopted by the Appraisal Standards Board of the Appraisal Foundation.

(42)   Mortgage Loan Schedule. The information pertaining to each Mortgage Loan which is set forth in the Mortgage Loan Schedule attached as an exhibit to the Mortgage Loan Purchase Agreement is true and correct in all material respects as of the Cut-Off Date and contains all information required by the Pooling and Servicing Agreement to be contained therein.

(43)   Cross-Collateralization. No Mortgage Loan is cross-collateralized or cross-defaulted with any other Mortgage Loan that is outside the Trust, except as set forth on Schedule 2-B of Exhibit 2 to the applicable Mortgage Loan Purchase Agreement.

(44)   Advance of Funds by Seller. After origination, no advance of funds has been made by Seller to the related Mortgagor other than in accordance with the Mortgage Loan documents, and, to Seller's knowledge, no funds have been received from any person other than the related Mortgagor or an affiliate for, or on account of, payments due on the Mortgage Loan (other than as contemplated

by the Mortgage Loan documents, such as, by way of example and not in limitation of the foregoing, amounts paid by the tenant(s) into a lender-controlled lockbox if required or contemplated under the related lease or Mortgage Loan documents). Neither Seller nor any affiliate thereof has any obligation to make any capital contribution to any Mortgagor under a Mortgage Loan, other than contributions made on or prior to the date hereof.

(45)   Compliance with Anti-Money Laundering Laws. Seller has complied in all material respects with all applicable anti-money laundering laws and regulations, including without limitation the USA Patriot Act of 2001 with respect to the origination of the Mortgage Loan, the failure to comply with which would have a material adverse effect on the Mortgage Loan.

For purposes of these representations and warranties, the phrases "the Seller's knowledge" or "the Seller's belief" and other words and phrases of like import shall mean, except where otherwise expressly set forth herein, the actual state of knowledge or belief of the Seller, its officers and employees directly responsible for the underwriting, origination, servicing or sale of the Mortgage Loans regarding the matters expressly set forth herein.

EXCEPTIONS TO MORTGAGE LOAN REPRESENTATIONS AND WARRANTIES

Bank of America, National Association		
Rep. No. on Annex D-1	**Mortgage Loan and Number as Identified on Annex A-1**	**Description of Exception**

[CLASS A-SB PLANNED PRINCIPAL BALANCE SCHEDULE]

No dealer, salesman or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

TABLE OF CONTENTS
Prospectus

Dealers will be required to deliver a prospectus when acting as underwriters of these certificates and with respect to unsold allotments or subscriptions. In addition, all dealers selling these certificates will deliver a prospectus until the date that is ninety days from the date of this prospectus.

Banc of America Merrill Lynch Commercial Mortgage Inc.

**$[DEAL SIZE]
(Approximate)**

Banc of America

Merrill Lynch Commercial Mortgage Inc.
Depositor

[NAME OF ISSUING ENTITY AND CIK NUMBER]
Issuing Entity

Commercial Mortgage Pass-Through Certificates, Series [SERIES DESIGNATION]

Class [__] .... $
Class [__] .... $
Class [__] .... $
Class [__] .... $
Class [__] .... $
Class [__] .... $
Class [__] .... $
Class [__] .... $
Class [__] .... $
Class [__] .... $
Class [__] .... $
[EXCHANGE CLASS] .... $

PROSPECTUS

BofA Merrill Lynch
Co-Lead Manager and Joint Bookrunner

[_____]
Co-Lead Manager and Joint Bookrunner

[_____]
Co-Manager

[DATE OF PROSPECTUS]

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 12.   *Other Expenses of Issuance and Distribution*.

The estimated expenses expected to be incurred in connection with the issuance and distribution of the Certificates being registered, other than underwriting compensation, are set forth below. All such expenses, except for the filing fee, are estimated.

SEC Registration Fee	$	*
Printing and Engraving Fees		**
Legal Fees and Expenses		**
Accounting Fees and Expenses		**
Trustee Fees and Expenses		**
Rating Agency Fees		**
Miscellaneous		**
Total	$	**

*   The Registrant is registering an unspecified amount of securities under this registration statement and in accordance with Rule 456(b) and 457(r) under the Securities Act, the Registrant is deferring payment of the registration fee.

**   The applicable prospectus will set forth the estimated aggregate amount of expenses payable in respect of any offering of securities.

Item 13.   *Indemnification of Directors and Officers*.

Under the proposed form of Underwriting Agreement, the underwriters are obligated under certain circumstances to indemnify officers and directors of the Registrant who sign this registration statement, and certain controlling persons of the Registrant, against certain liabilities, including liabilities under the Securities Act and the Securities Exchange Act of 1934, as amended.

The Registrant's Certificate of Incorporation provides for indemnification of directors and officers of the Registrant to the full extent permitted by Delaware law.

Section 145 of the Delaware General Corporation Law provides, in substance, that Delaware corporations shall have the power, under specified circumstances, to indemnify their directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason of the fact that they are or were directors, officers, employees or agents, against expenses incurred in any such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation. The Delaware General Corporation Law also provides that the Registrant may purchase insurance on behalf of any such director, officer, employee or agent.

The Pooling and Servicing Agreement will provide that no director, officer, employee or agent of the Registrant will be liable to the Trust Fund or the Certificateholders for any action taken or for refraining from the taking of any action in good faith pursuant to the Pooling and Servicing Agreement, or for errors in judgment; provided, however, that the Pooling and Servicing Agreement will not protect any such Person against any breach of warranties or representations made or any liability which would otherwise be imposed by reason of willful misconduct, bad faith or negligence in the performance of duties or by reason of negligent disregard of obligations and duties thereunder. The Pooling and Servicing Agreement will provide further that, with the exceptions stated above, any director, officer, employee or agent of the Registrant will be indemnified and held harmless by the Trust Fund against any and all claims, losses, penalties, fines, forfeitures, reasonable legal fees and related costs, judgments, and any other costs, liabilities, fees and expenses incurred in connection with any legal or administrative action (whether in equity or at law) or claim relating to the Pooling and Servicing Agreement, the mortgage loans, or the Certificates, other than any loss, liability or expense: (i) specifically required to be borne thereby pursuant to the terms of the Pooling and Servicing Agreement; (ii) incurred in connection with any breach of a representation or warranty made by it therein; (iii) incurred by reason of bad faith, willful misconduct or negligence in the performance of its obligations or duties thereunder or by reason of negligent disregard of such obligation or duties; or (iv) incurred in connection with any violation by any of them of any state or federal securities law.

Item 14.   *Exhibits*.

1.1	Form of underwriting agreement.
3.1	Articles of incorporation.*
3.2	Bylaws.*
4.1	Form of pooling and servicing agreement.
4.2	Form of non-serviced pooling and servicing agreement (see Exhibit 4.1).
4.3	Pari Passu Serviced Intercreditor Agreement.**
4.4	AB Intercreditor Agreement.**
4.5	Non-Serviced Intercreditor Agreement.**
4.6	Form of mortgage loan purchase agreement.*
5.1	Opinion of Cadwalader, Wickersham & Taft LLP as to the legality of the Certificates.*
8.1	Opinion of Cadwalader, Wickersham & Taft LLP with respect to certain tax matters (included in Exhibit 5.1).*
23.1	Consent of Cadwalader, Wickersham & Taft LLP (included as part of Exhibit 5.1).*
24.1	Powers of Attorney (included on the signature page to this registration statement).
36.1	Depositor Certification for shelf offerings of asset-backed securities.***
102.1	Asset Data File.****
103.1	Asset Related Documents.****

_____

*	To be filed by amendment.
**	This document will be filed for each transaction that contains a Non-Serviced Mortgage Loan as an exhibit on Form 8-K no later than the date on which the related prospectus is required to be filed with the Commission.
***	This document will be filed for each transaction that contains a Serviced Pari Passu Mortgage Loan, an AB Mortgage Loan or a Non-Serviced Mortgage Loan, respectively, as an exhibit on Form 8-K no later than the date on which the related prospectus is required to be filed with the Commission.
****	Form only. An executed certification for each transaction will be filed as an exhibit on Form 8-K no later than [the date on which the related prospectus is required to be filed with the Commission].
*****	Incorporated by reference from the Form ABS-EE (to be complied with by no later than November 23, 2016).

Item 15.   *Undertakings*.

(A)   Undertaking pursuant to Rule 415.

The Registrant hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change of such information in the registration statement;

provided, however, that paragraphs (A)(1)(i), (A)(1)(ii) and (A)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement;

provided, further, however, that paragraphs (A)(1)(i) and (A)(1) (ii) do not apply if the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB (17 CFR 229.1100(c)).

(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)   That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)   Each prospectus filed by the undersigned Registrant pursuant to Rule 424(b)(3) and (h) shall be deemed to be part of this registration statement as of the date the filed prospectus was deemed part of and included in this registration statement; and

(ii)   Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of this registration statement in reliance on Rule 430D relating to an offering made pursuant to Rule 415(a)(1)(vii) or (a)(1)(xii) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in this registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430D, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of this registration statement relating to the securities in this registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof. *Provided, however*, that no statement made in this registration statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration statement or prospectus that is part of this registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such effective date.

(5)   That, for the purpose of determining liability of the undersigned Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)   Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)   Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(6)   With respect to any offering of securities registered on this registration statement, the undersigned Registrant undertakes to file the information previously omitted from the prospectus filed as part of this registration statement in accordance with Rule 424(h) and Rule 430D.

(B)   Undertaking in connection with filings incorporating subsequent Exchange Act documents by reference.

The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(C)   Undertaking in respect of indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 13 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(D)   Undertaking pursuant to Rule 430A.

The Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(E)   Undertaking in connection filings regarding asset-based securities incorporating by reference subsequent Exchange Act documents by third parties.

The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB (17 CFR 229.1100(c)(1)) shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of [CITY], State of [STATE] on [DATE].

BANC OF AMERICA MERRILL LYNCH COMMERCIAL MORTGAGE INC.

By: _____

    Name:

    Title:

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Kenneth Charles Cohen, Leland F. Bunch and John M. Gorman his true and lawful attorney in fact and agent, with full power of substitution and resubstitution, for and in his name, place and stead, in any and all capacities to sign this registration statement and any or all other documents and amendments (including post-effective amendments) in connection herewith, and to file the same, with all exhibits hereto, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as might or could be done in person, hereby ratifying and confirming all said attorney-in-fact and agent or any of them, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date
_____ Kenneth Charles Cohen	Director and President (Principal Executive Officer)	
_____ Leland F. Bunch	Director and Senior Vice President	
_____ John M. Gorman	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	

EXHIBIT INDEX

Exhibit
Number

1.1   Form of underwriting agreement.

3.1   Articles of incorporation.*

3.2   Bylaws.*

4.1   Form of pooling and servicing agreement.

4.2   Form of non-serviced pooling and serving agreement (see Exhibit 4.1).

4.3   Pari Passu Serviced Intercreditor Agreement.**

4.4   AB Intercreditor Agreement.**

4.5   Non-Serviced Intercreditor Agreement.**

4.6   Form of mortgage loan purchase agreement.*

5.1   Opinion of Cadwalader, Wickersham & Taft LLP as to the legality of the Certificates.*

8.1   Opinion of Cadwalader, Wickersham & Taft LLP with respect to certain tax matters (included in Exhibit 5.1).*

23.1   Consent of Cadwalader, Wickersham & Taft LLP (included as part of Exhibit 5.1).*

24.1   Powers of Attorney (included on the signature page to this registration statement).

36.1   Depositor Certification for shelf offerings of asset-backed securities.***

102.1   Asset Data File.****

103.1   Asset Related Documents.****

_____

*   To be filed by amendment.
**   This document will be filed for each transaction that contains a Non-Serviced Mortgage Loan as an exhibit on Form 8-K no later than the date on which the related prospectus is required to be filed with the Commission.
***   This document will be filed for each transaction that contains a Serviced Pari Passu Mortgage Loan, an AB Mortgage Loan or a Non-Serviced Mortgage Loan, respectively, as an exhibit on Form 8-K no later than the date on which the related prospectus is required to be filed with the Commission.
****   To be filed as an exhibit on Form 8-K.
*****   Incorporated by reference from the Form ABS-EE (to be complied with by no later than November 23, 2016).

Exhibit 4.1

BANC OF AMERICA MERRILL LYNCH COMMERCIAL MORTGAGE INC.,
as Depositor,

[MASTER SERVICER],
as Master Servicer,

[SPECIAL SERVICER],
as Special Servicer,

[CERTIFICATE ADMINISTRATOR],
as Certificate Administrator

[TRUSTEE],
as Trustee,

[ASSET REPRESENTATIONS REVIEWER],
as Asset Representations Reviewer,
and

[OPERATING ADVISOR],
as Operating Advisor

POOLING AND SERVICING AGREEMENT

Dated as of

[_____], 20[__]

[TRANSACTION DESIGNATION]
Commercial Mortgage Pass-Through Certificates

[SERIES DESIGNATION]

TABLE OF CONTENTS

ARTICLE I

DEFINITIONS

ARTICLE II

CONVEYANCE OF MORTGAGE LOANS;
ORIGINAL ISSUANCE OF CERTIFICATES

ARTICLE III

ADMINISTRATION AND
SERVICING OF THE TRUST FUND

ARTICLE IV

DISTRIBUTIONS TO CERTIFICATEHOLDERS

ARTICLE V

THE CERTIFICATES

ARTICLE VI

THE DEPOSITOR, THE MASTER SERVICER, THE SPECIAL SERVICER, THE OPERATING ADVISOR AND THE DIRECTING CERTIFICATEHOLDER

ARTICLE VII

SERVICER TERMINATION EVENTS

-iv-

EXCHANGE ACT REPORTING AND REGULATION AB COMPLIANCE

ARTICLE XII

THE ASSET REPRESENTATIONS REVIEWER

ARTICLE XIII

MISCELLANEOUS PROVISIONS

EXHIBITS

Exhibit PP   Asset Review Report
Exhibit QQ   Asset Review Procedures
[Exhibit RR]   [Form of Credit Risk Retention Compliance Agreement] [APPLICABLE
                       TO OFFERINGS WITH CLOSING DATES ON AND AFTER
                       DECEMBER 24, 2016]

SCHEDULES

This Pooling and Servicing Agreement is dated and effective as of [_____], 20[__], among Banc of America Merrill Lynch Commercial Mortgage Inc., as Depositor, [MASTER SERVICER], as Master Servicer, [SPECIAL SERVICER], as Special Servicer, [CERTIFICATE ADMINISTRATOR], as Certificate Administrator, [TRUSTEE], as Trustee, [OPERATING ADVISOR], as Operating Advisor, and [ASSET REPRESENTATIONS REVIEWER], as Asset Representations Reviewer.

PRELIMINARY STATEMENT:

The Depositor intends to sell commercial mortgage pass-through certificates (collectively, the "Certificates"), to be issued hereunder in multiple classes (each, a "Class"), which in the aggregate will evidence the entire ownership interest in the Trust to be created hereunder, the primary assets of which will be a pool of commercial mortgage loans and a separate trust companion loan interest in one commercial mortgage loan. As provided herein, the Certificate Administrator shall elect or shall cause an election to be made to treat designated portions of the Trust (exclusive of the Excess Interest, the proceeds thereof in the Excess Interest Distribution Account, any Exchangeable Certificates that have been exchanged for the Class [EC] Certificates and the proceeds thereof in the Class [EC] Distribution Account) for federal income tax purposes as three separate real estate mortgage investment conduits (the "Upper-Tier REMIC", the "Lower-Tier REMIC" and the "[LOAN-SPECIFIC] Trust Subordinate Companion Loan REMIC", and each a "Trust REMIC" as described herein).

In addition, the parties intend that the portions of the Trust Fund consisting of (i) the Class [A-S] Specific Grantor Trust Assets, the Class [B] Specific Grantor Trust Assets, and the Class [C] Specific Grantor Trust Assets, and (ii) Class [ARD] Specific Grantor Trust Assets, shall be treated as a grantor trust under subpart E, part I of subchapter J of the Code for federal income tax purposes (the "Grantor Trust"). Solely for tax purposes, the Class [A-S] Certificates shall represent undivided beneficial interests in the portion of the Grantor Trust consisting of the Class [A-S] Specific Grantor Trust Assets. The Class [B] Certificates shall represent undivided beneficial interests in the portion of the Grantor Trust consisting of the Class [B] Specific Grantor Trust Assets. The Class [C] Certificates shall represent undivided beneficial interests in the portion of the Grantor Trust consisting of the Class [C] Specific Grantor Trust Assets. The Class [EC] Certificates do not represent an interest in an entity other than the Trust and, for the avoidance of doubt, the Grantor Trust is not a separate legal entity. The Class [ARD] Certificates shall represent undivided beneficial interests in the portion of the Grantor Trust consisting of the Class [ARD] Specific Grantor Trust Assets. As provided herein, the Certificate Administrator shall take all actions expressly required hereunder to ensure that the portion of the Trust Fund consisting of the Grantor Trust maintains its status as a grantor trust under federal income tax law and not be treated as part of the Trust REMICs.

The Depositor intends to sell the Certificates to the Underwriters and the Initial Purchasers.

[LOAN-SPECIFIC] TRUST SUBORDINATE COMPANION LOAN REMIC

The [LOAN-SPECIFIC] Trust Subordinate Companion Loan REMIC will hold the [LOAN-SPECIFIC] Trust Subordinate Companion Loan and the proceeds of such Trust Subordinate Companion Loan, together with its allocable share of any related property acquired by foreclosure or deed-in-lieu of foreclosure and will issue the Class [LOAN-SPECIFIC] Certificates as the "regular interests" in the [LOAN-SPECIFIC] Trust Subordinate Companion Loan REMIC and an uncertificated [LOAN-SPECIFIC]-R Interest represented by the Class [R] Certificates, as the sole class of residual interests in the [LOAN-SPECIFIC] Trust Subordinate Companion Loan REMIC. Any [LOAN-SPECIFIC] Available Funds remaining in the [LOAN-SPECIFIC] REMIC Distribution Account after all required distributions under this Agreement have been made to the Class [LOAN-SPECIFIC] Certificates will be deemed distributed to the [LOAN-SPECIFIC]-R Interest and shall be payable to the Holders of the Class [R] Certificates.

LOWER-TIER REMIC

The Lower-Tier REMIC will hold the Mortgage Loans (exclusive of Excess Interest) and will issue the Class [UNCERTIFICATED INTERESTS] Uncertificated Interests (the "Lower-Tier Regular Interests"), which will evidence the "regular interests" in the Lower-Tier REMIC created hereunder. The Lower-Tier REMIC will also issue the uncertificated Class LR Interest, which is the sole Class of "residual interest" in the Lower-Tier REMIC and is represented by the Class [R] Certificates.

The following table sets forth the Original Lower-Tier Principal Amounts and *per annum* rates of interest for the Lower-Tier Regular Interests and the Class LR Interest:

Class Designation	Interest Rate or Pass-Through Rate	Original Lower-Tier Principal Amount
[Class LA1]	(1)	$ [ ]
[Class LA2]	(1)	$ [ ]
[Class LA3]	(1)	$ [ ]
[Class LA5]	(1)	$ [ ]
[Class LASB]	(1)	$ [ ]
[Class LAS]	(1)	$ [ ]
[Class LB]	(1)	$ [ ]
[Class LC]	(1)	$ [ ]
[Class LD]	(1)	$ [ ]
[Class LE]	(1)	$ [ ]
[Class LF]	(1)	$ [ ]
[Class LNR]	(1)	$ [ ]
[Class LR]	None(2)	None

---

(1)   The interest rate for such Class of Lower-Tier Regular Interests on any Distribution Date will be the Weighted Average Net Mortgage Rate for such Distribution Date.

The Class LR Interest (evidenced by the Class [R] Certificates) will not have a Certificate Balance or Notional Amount, will not bear interest and will not be entitled to distributions of Yield Maintenance Charges. Any Available Funds remaining in the Lower-Tier REMIC Distribution Account after distributing the Lower-Tier Distribution Amount will be deemed distributed to the Class LR Interest and shall be payable to the Holders of the Class [R] Certificates.

UPPER-TIER REMIC

The Upper-Tier REMIC will hold the Lower-Tier Regular Interests and will issue the Class [A-1], Class [A-2], Class [A-3], Class [A-4], Class [A-5], Class [A-SB], Class [X-A], Class [X-B], Class [X-C], Class [X-D], Class [X-E], Class [X-F], Class [X-NR], Class [D], Class [E], Class [F] and Class [NR] Certificates and the Class [EC] Regular Interests, representing the "regular interests" in the Upper-Tier REMIC created hereunder. The Upper-Tier REMIC also will issue the uncertificated Class UR Interest, which is the sole Class of "residual interest" in the Upper-Tier REMIC for purposes of the REMIC Provisions and is represented by the Class [R] Certificates.

THE GRANTOR TRUST

The Class [A-S], Class [B], Class [C], Class [EC], and Class [ARD] Certificates shall each represent undivided beneficial interests in the portion of the Grantor Trust consisting of the assets set forth opposite such Class in the following table, in each case as described herein. As provided herein, the Certificate Administrator shall not take any actions to cause the portions of the Trust Fund consisting of the Grantor Trust to fail (i) to maintain its status as a "grantor trust" under federal income tax law and (ii) to not be treated as part of any Trust REMIC.

Class Designation	Corresponding Grantor Trust Assets
Class [A-S]	Class [A-S] Specific Grantor Trust Assets
Class [B]	Class [B] Specific Grantor Trust Assets
Class [C]	Class [C] Specific Grantor Trust Assets
Class [EC]	Class [EC] Specific Grantor Trust Assets
Class [ARD]	Class [ARD] Specific Grantor Trust Assets

THE CERTIFICATES

The following table (and related paragraphs) sets forth the designation, the pass-through rate (the "Pass-Through Rate") and the aggregate initial principal amount (the "Original Certificate Balance") or Notional Amount (the "Original Notional Amount"), as applicable, for each Class of Certificates:

Corresponding Certificates	Initial Pass-Through Rate	Original Certificate Balance or Notional Amount
[Class [A-1]] Certificates	[_____]%	$ [_____]
[Class [A-2]] Certificates	[_____]%	$ [_____]
[Class [A-3]] Certificates	[_____]%	$ [_____]
[Class [A-4]] Certificates	[_____]%	$ [_____]
[Class [A-5]] Certificates	[_____]%	$ [_____]
[Class [A-SB]] Certificates	[_____]%	$ [_____]
[Class [X-A]] Certificates	[_____]%[1]	$ [_____][2]
[Class [X-B]] Certificates	[_____]%[1]	$ [_____][2]
[Class [X-D]] Certificates	[_____]%[1]	$ [_____][2]
[Class [X-E]] Certificates	[_____]%[1]	$ [_____][2]
[Class [X-F]] Certificates	[_____]%[1]	$ [_____][2]
[Class [X-NR]] Certificates	[_____]%[1]	$ [_____][2]
[Class [A-S]] Certificates[3]	[_____]%	$ [_____]
[Class [A-S]] Regular Interest		
[Class [B]] Certificates[4]	[_____]%	$ [_____]
[Class [B]] Regular Interest		
[Class [C]] Certificates[5]	[_____]%	$ [_____]
[Class [C]] Regular Interest		
[Class [EC]] Certificates[7]		
[Class [D]] Certificates	[_____]%	$ [_____]
[Class [E]] Certificates	[_____]%	$ [_____]
[Class [F]] Certificates	[_____]%	$ [_____]
[Class [NR]] Certificates	[_____]%	$ [_____]
[Class LOAN-SPECIFIC]] Certificates[6]	[_____]%	$ [_____]
[Class [R]] Certificates	None[8]	N/A
[Class [ARD]] Certificates[9]	None[8]	N/A

---

[1] The Pass-Through Rate for the Class [X-A] Certificates will be calculated in accordance with the definition of "Class [X-A] Pass-Through Rate" [REPEAT FOR EACH INTEREST-ONLY CLASS].

[2] None of the Class [X-A] Certificates [REPEAT FOR EACH INTEREST-ONLY CLASS] will have a Certificate Balance; rather, such Classes of Certificates will accrue interest as provided herein on the Class [X-A] [REPEAT FOR EACH INTEREST-ONLY CLASS] Notional Amount, as applicable.

[3] The Class [A-S] Certificates represent a beneficial ownership interest in the Class [A-S] Percentage Interest of the Class [A-S] Regular Interest. The aggregate Certificate Balance of the Class [A-S] Certificates and the Class [EC] Component A-S will at all times equal the Certificate Balance of the Class [A-S] Regular Interest.

[4] The Class [B] Certificates represent a beneficial ownership interest in the Class [B] Percentage Interest of the Class [B] Regular Interest. The aggregate Certificate Balance of the Class [B] Certificates and the Class [EC] Component B will at all times equal the Certificate Balance of the Class [B] Regular Interest.

[5] The Class [C] Certificates represent a beneficial ownership interest in the Class [C] Percentage Interest of the Class [C] Regular Interest. The aggregate Certificate Balance of the Class [C] Certificates and the Class [EC] Component C will at all times equal the Certificate Balance of the Class [C] Regular Interest.

(6) The Class [LOAN-SPECIFIC] Certificates are issued by the [LOAN-SPECIFIC] Trust Subordinate Companion Loan REMIC.

(7) The Class [EC] Certificates are not regular interests in the Upper-Tier REMIC, but represent ownership of the Class [EC] Components. The Class [EC] Certificates will not have a Pass-Through Rate, but will be entitled to receive the sum of interest distributable on the Class [EC] Components.

(8) Neither the Class [R] nor the Class [ARD] Certificates will have a Certificate Balance or a Notional Amount, bear interest or be entitled to distributions of Yield Maintenance Charges. Any Available Funds remaining in the Upper-Tier REMIC Distribution Account, after all required distributions under this Agreement have been made to each Class of Regular Certificates will be deemed distributed to the Class UR Interest and shall be payable to the Holders of the Class [R] Certificates.

(9) The Class [ARD] Certificates are issued by the Grantor Trust.

As of the close of business on the Cut-off Date, the Mortgage Loans had an aggregate principal balance, after application of all payments of principal due on or before such date, whether or not received, equal to $[_____]. The principal balance of the Trust Subordinate Companion Loan as of the Cut-off Date was approximately $[_____].

The [SERVICED WHOLE LOAN] Pari Passu Companion Loan, the Non-Serviced Pari Passu Companion Loan and the AB Subordinate Companion Loan (each a "Companion Loan" and collectively, the "Companion Loans") are not part of the Trust Fund, but are each secured by the applicable Mortgage that secures the related Mortgage Loan that is part of the Trust. As and to the extent provided herein, any Companion Loan (other than any Non-Serviced Companion Loan) will be serviced and administered in accordance with this Agreement. Amounts attributable to any Companion Loan will not be part of the Trust Fund, and (except to the extent that such amounts are payable or reimbursable to any party to this Agreement) will be owned by the related Companion Holders.

The [SERVICED WHOLE LOAN] Whole Loan consists of the [SERVICED WHOLE LOAN] Mortgage Loan and the [SERVICED WHOLE LOAN] Pari Passu Companion Loan. The [SERVICED WHOLE LOAN] Mortgage Loan and the [SERVICED WHOLE LOAN] Pari Passu Companion Loan are *pari passu* with each other. The [SERVICED WHOLE LOAN] Mortgage Loan is part of the Trust Fund. The [SERVICED WHOLE LOAN] Pari Passu Companion Loan is not part of the Trust Fund. The [SERVICED WHOLE LOAN] Mortgage Loan and the [SERVICED WHOLE LOAN] Pari Passu Companion Loan will be serviced and administered in accordance with this Agreement and the [SERVICED WHOLE LOAN] Intercreditor Agreement.

The [NON-SERVICED WHOLE LOAN] Whole Loan consists of the [NON-SERVICED WHOLE LOAN] Mortgage Loan and the [NON-SERVICED WHOLE LOAN] Pari Passu Companion Loan. The [NON-SERVICED WHOLE LOAN] Mortgage Loan and the [NON-SERVICED WHOLE LOAN] Pari Passu Companion Loan are *pari passu* with each other. The [NON-SERVICED WHOLE LOAN] Mortgage Loan is part of the Trust Fund. The [NON-SERVICED WHOLE LOAN] Pari Passu Companion Loan is not part of the Trust Fund. The [NON-SERVICED WHOLE LOAN] Mortgage Loan and the [NON-SERVICED WHOLE LOAN] Pari Passu Companion Loan will be serviced and administered in accordance with the [NON-SERVICED WHOLE LOAN] Pooling and Servicing Agreement [and the [NON-SERVICED WHOLE LOAN] Intercreditor Agreement].

The Trust AB Whole Loan consists of the [LOAN-SPECIFIC] Mortgage Loan and the [LOAN-SPECIFIC] Trust Subordinate Companion Loan. The [LOAN-SPECIFIC] Trust Subordinate Companion Loan is subordinate to the [LOAN-SPECIFIC] Mortgage Loan, is part of the Trust Fund and will be evidenced by the Class [LOAN-SPECIFIC] Certificates. The [LOAN-SPECIFIC] Mortgage Loan and the [LOAN-SPECIFIC] Trust Subordinate Companion Loan will be serviced and administered in accordance with this Agreement and the [LOAN-SPECIFIC] Intercreditor Agreement.

In consideration of the mutual agreements herein contained, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01   Defined Terms. Whenever used in this Agreement, including in the Preliminary Statement, the following capitalized terms, unless the context otherwise requires, shall have the meanings specified in this Article.

"10-K Filing Deadline": As defined in Section 11.05(a).

"15Ga-1 Notice": As defined in Section 2.02(g).

"17g-5 Information Provider": The Certificate Administrator.

"17g-5 Information Provider's Website": The 17g-5 Information Provider's Internet website, which shall initially be located within the Certificate Administrator's Website ([WEBSITE]), under the "NRSRO" tab on the page relating to this transaction.

"30/360 Mortgage Loans": The Mortgage Loans indicated as such in the Mortgage Loan Schedule.

"AB Control Appraisal Period": With respect to any Trust Subordinate Companion Loan, the period during which (a)(i) the initial principal balance of the related Trust Subordinate Companion Loan minus (ii) the sum of (x) any payments of principal allocated to, and received on, the related Trust Subordinate Companion Loan, (y) any Appraisal Reduction Amounts for an AB Whole Loan that are allocated to the related Trust Subordinate Companion Loan and (z) any losses realized with respect to the related Mortgaged Property or AB Whole Loan that are allocated to the related Trust Subordinate Companion Loan, is less than (b) 25% of the remainder of the (i) initial principal balance of the related Trust Subordinate Companion Loan less (ii) any payments of principal allocated to, and received by, the holders of the related Trust Subordinate Companion Loan. [With respect to any AB Whole Loan, the period during which the holder of any AB Subordinate Companion Loan is the AB Whole Loan Controlling Holder. [With respect to the [LOAN-SPECIFIC] AB Whole Loan, the [LOAN-SPECIFIC] Control Appraisal Period.]

"AB Intercreditor Agreement": Any Intercreditor Agreement by and among the holder of an AB Subordinate Companion Loan and the holder of the related Mortgage Loan, relating to the relative rights of such holders of the AB Whole Loan, as the same may be further amended in accordance with the terms thereof.

"AB Mortgage Loan": A senior "A note" that is part of an AB Whole Loan and which is a Mortgage Loan that is part of the Trust Fund. For the avoidance of doubt, the [_____] Mortgage Loan is an AB Mortgage Loan.

"AB Mortgaged Property": The Mortgaged Property which secures the related AB Whole Loan.

"AB Subordinate Companion Loan": With respect to any AB Whole Loan, the related companion loan evidenced by the related promissory note made by the related Mortgagor and secured by the Mortgage on the AB Mortgaged Property, which is not included in the Trust and which is subordinate in right of payment to the AB Mortgage Loan to the extent set forth in the related Mortgage Loan documents and as provided in the related Intercreditor Agreement. For the avoidance of doubt, the [_____] Subordinate Companion Loan is an AB Subordinate Companion Loan.

"AB Whole Loan": A Serviced Whole Loan, which consists of such Mortgage Loan and a related AB Subordinate Companion Loan. For the avoidance of doubt, the [_____] Whole Loan is an AB Whole Loan.

"AB Whole Loan Controlling Holder": The "Directing Lender" or similarly defined party identified in the related AB Intercreditor Agreement.

"Acceptable Insurance Default": With respect to any Mortgage Loan (other than any Non-Serviced Mortgage Loan) or Serviced Whole Loan, any default arising when the related Mortgage Loan documents require that the related mortgagor must maintain all risk casualty insurance or other insurance that covers damages or losses arising from acts of terrorism and the special servicer has determined, in its reasonable judgment in accordance with the Servicing Standard, but subject to the provisions of this pooling and servicing agreement and the terms and conditions of any related Intercreditor Agreement, that (i) such insurance is not available at commercially reasonable rates and the subject hazards are not commonly insured against by prudent owners of similar real properties located in or near the geographic region in which the related mortgaged property is located (but only by reference to such insurance that has been obtained by such owners at current market rates), or (ii) such insurance is not available at any rate.

"Acceptance Notice": As defined in Section 3.30(g).

"Act": The Securities Act of 1933, as it may be amended from time to time.

"Action Notice Response": As defined in Section 2.03(l)(i).

"Actual/360 Basis": Interest accrual on the basis of the actual number of days in a month assuming a 360-day year.

"Actual/360 Mortgage Loans": The Mortgage Loans and the Trust Subordinate Companion Loan, to the extent indicated as such in the Mortgage Loan Schedule.

"Additional Debt": With respect to any Mortgage Loan, any debt owed by the related Mortgagor to a party other than the lender under such Mortgage Loan that is secured by the related Mortgaged Property as of the Closing Date as set forth on Schedule 1 hereto, as increased or decreased from time to time pursuant to the terms of the related subordinate or *pari passu* loan documents (including any Intercreditor Agreement or subordination agreement).

"Additional Disclosure Notification": The form of notification to be included with any Additional Form 10-D Disclosure, Additional Form 10-K Disclosure or Form 8-K Disclosure Information which is attached hereto as Exhibit EE.

"Additional Exclusions": Exclusions in addition to those customarily found in the insurance policies for mortgaged properties similar to the Mortgaged Properties on or prior to September 11, 2001.

"Additional Form 10-D Disclosure": As defined in Section 11.04(a).

"Additional Form 10-K Disclosure": As defined in Section 11.05(a).

"Additional Servicer": Each Affiliate of the Master Servicer, the Special Servicer or any Mortgage Loan Seller that services any of the Mortgage Loans and each Person who is not an Affiliate of the Master Servicer, other than the Special Servicer, who services 10% or more of the Mortgage Loans by unpaid principal balance as of any date of determination pursuant to Article XI.

"Administrative Cost Rate": As of any date of determination and with respect to each Mortgage Loan or Trust Subordinate Companion Loan, as applicable, a *per annum* rate equal to the sum of the Servicing Fee Rate, the Certificate Administrator Fee Rate (which fee rate accounts for the Trustee Fee), the Operating Advisor Fee Rate and the CREFC® Intellectual Property Royalty License Fee Rate, in each case computed on the basis of the Stated Principal Balance of the related Mortgage Loan or Trust Subordinate Companion Loan, as applicable, and in the same manner as interest is calculated on such Mortgage Loan or Trust Subordinate Companion Loan, as applicable.

"Advance": Any P&I Advance or Servicing Advance.

"Adverse REMIC Event": As defined in Section 10.01(f).

"Affected Party": As defined in Section 7.01(b).

"Affected Reporting Party": As defined in Section 11.12.

"Affiliate": With respect to any specified Person, any other Person controlling or controlled by or under common control with such specified Person. For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the

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ownership of voting securities, by contract or otherwise and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

"Affirmative Asset Review Vote": As defined in Section 12.01(a).

"Agreement": This Pooling and Servicing Agreement and all amendments hereof and supplements hereto.

"Anticipated Repayment Date": With respect to each Mortgage Loan that is indicated on the Mortgage Loan Schedule as having a Revised Rate, the date upon which Mortgage Loan commences accruing interest at such Revised Rate.

"Applicable Laws": As defined in Section 8.15.

"Applicable State and Local Tax Law": For purposes hereof, the Applicable State and Local Tax Law shall be (a) the tax laws of the State of New York; and (b) such other state or local tax laws whose applicability shall have been brought to the attention of the Trustee and the Certificate Administrator by either (i) an Opinion of Counsel delivered to it, or (ii) written notice from the appropriate taxing authority as to the applicability of such state or local tax laws.

"Appraisal": An appraisal prepared by an appraiser who is licensed or certified to prepare appraisals in the state where the Mortgaged Property is located, as appropriate, and with respect to which each appraiser has represented in such appraisal or in a supplemental letter that the appraisal satisfies the requirements of the "Uniform Standards of Professional Appraisal Practice" as adopted by the Appraisal Standards Board of the Appraisal Foundation and has certified that such appraiser had no interest, direct or indirect, in the Mortgaged Property or the Mortgagor or in any loan made on the security thereof, and its compensation is not affected by the approval or disapproval of the Mortgage Loan.

"Appraisal Reduction Amount": For any Distribution Date and for any Mortgage Loan (other than a Non-Serviced Mortgage Loan), Serviced Companion Loan, Trust Subordinate Companion Loan, Trust AB Whole Loan or any Serviced Whole Loan as to which any Appraisal Reduction Event has occurred, will be an amount, calculated by the Special Servicer (prior to the occurrence of a Consultation Termination Event in consultation with the Directing Certificateholder, and, after the occurrence and during the continuance of a [Control Termination Event][Operating Advisor Consultation Event], in consultation with the Operating Advisor), as of the first Determination Date that is at least ten (10) Business Days following the date on which the Special Servicer receives an Appraisal or conducts a valuation described below, equal to the excess of (a) the Stated Principal Balance of that Mortgage Loan, the Stated Principal Balance of the applicable Serviced Whole Loan or the Stated Principal Balance of the Trust AB Whole Loan, as the case may be, over (b) the excess of (i) the sum of (A) 90% of the Appraised Value of the related Mortgaged Property as determined (1) by one or more Appraisals obtained by the Special Servicer with respect to any Mortgage Loan (together with any other Mortgage Loan cross collateralized with such Mortgage Loan), Serviced Whole Loan or Trust AB Whole Loan, as the case may be, with an outstanding principal balance equal to or in excess of $[_____] (the costs of which shall be paid by the Master Servicer as an Advance) or (2) by an internal valuation performed by the Special Servicer with respect to any Mortgage Loan (together with

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any other Mortgage Loan cross collateralized with such Mortgage Loan), Serviced Whole Loan or Trust AB Whole Loan, as the case may be, with an outstanding principal balance less than $[_____], minus, with respect to any Appraisals, such downward adjustments as the Special Servicer may make (without implying any obligation to do so) based upon its review of the Appraisal and any other information it deems relevant and (B) all escrows, letters of credit and reserves in respect of such Mortgage Loan, Serviced Whole Loan or Trust AB Whole Loan, as applicable, as of the date of calculation over (ii) the sum of, as of the Due Date occurring in the month of the date of determination, (A) to the extent not previously advanced by the Master Servicer or the Trustee, all unpaid interest due on such Mortgage Loan, Serviced Whole Loan or Trust AB Whole Loan, as the case may be, at a per annum rate equal to its Mortgage Rate (and, with respect to the Trust AB Whole Loan or any AB Whole Loan, any accrued and unpaid interest on the related Trust Subordinate Companion Loan or AB Subordinate Companion Loan, as applicable), (B) all P&I Advances on the related Mortgage Loan and all Servicing Advances on the related Mortgage Loan, Serviced Whole Loan or Trust AB Whole Loan, as applicable, not reimbursed from proceeds of such Mortgage Loan, Serviced Whole Loan or Trust AB Whole Loan, as applicable, and interest thereon at the Reimbursement Rate in respect of such Mortgage Loan, Serviced Whole Loan or Trust AB Whole Loan, as applicable, and (C) all currently due and unpaid real estate taxes, assessments, insurance premiums, ground rents, unpaid Special Servicing Fees and all other amounts due and unpaid (including any capitalized interest whether or not then due and payable) with respect to such Mortgage Loan, Serviced Whole Loan or Trust AB Whole Loan, as the case may be (which taxes, premiums, ground rents and other amounts have not been the subject of an Advance by the Master Servicer, the Special Servicer or the Trustee, as applicable); provided, however, without limiting the Special Servicer's obligation to order and obtain such Appraisal or perform such valuation, if the Special Servicer has not obtained an Appraisal or performed such valuation, as applicable, referred to above within sixty (60) days of the Appraisal Reduction Event (or with respect to the Appraisal Reduction Events set forth in clauses (i) and (vi) of the definition of Appraisal Reduction Event, within one hundred twenty (120) days (in the case of clause (i)) or ninety (90) days or one hundred twenty (120) days, as applicable (in case of clause (vi)) after the initial delinquency for the related Appraisal Reduction Event), the Appraisal Reduction Amount shall be deemed to be an amount equal to 25% of the current Stated Principal Balance of the related Mortgage Loan, Serviced Whole Loan or Trust AB Whole Loan, as applicable, until such time as such appraisal or valuation referred to above is received by the Special Servicer and the Appraisal Reduction Amount is calculated as of the first Determination Date that is at least ten (10) Business Days thereafter. Within sixty (60) days after the Appraisal Reduction Event, the Special Servicer shall order and use reasonable efforts to receive an Appraisal (the cost of which shall be paid by the Master Servicer as a Servicing Advance); provided, further, however, that with respect to an Appraisal Reduction Event as set forth in clause (i) of the definition of Appraisal Reduction Event, the Special Servicer shall order and use reasonable efforts to receive such Appraisal within the one hundred twenty (120) day period set forth in such clause (i), and with respect to an Appraisal Reduction Event as set forth in clause (vi) of the definition of Appraisal Reduction Event, the Special Servicer shall order and use reasonable efforts to receive such Appraisal within the ninety (90) day period or one hundred twenty (120) day period, as applicable, set forth in such clause (vi); provided, further, however, that in no event shall the Special Servicer be required to order any such Appraisal prior to the conclusion of such sixty (60), ninety (90), or one hundred twenty (120) day period, as applicable, and in each case, the related Appraisal shall be promptly delivered in electronic format by the Special Servicer to the Master Servicer, the Directing Certificateholder (but only prior to the occurrence of a Consultation Termination Event), the Operating Advisor, the Certificate Administrator and the Trustee. In connection with any Appraisal Reduction Amount, the Master Servicer will provide the Special Servicer with the information as set forth in Section 4.05(c). The Master Servicer will not calculate Appraisal Reduction Amounts.

With respect to any Appraisal Reduction Amount calculated for purposes of determining the existence and identity of the Controlling Class pursuant to Section 4.05(a) hereof, the Appraised Value for the related Mortgaged Property determined in connection with clause (b)(i)(A)(1) or clause (b)(i)(A)(2) of the first paragraph of this definition shall be determined on an "as-is" basis.

Notwithstanding anything herein to the contrary, the aggregate Appraisal Reduction Amount related to a Mortgage Loan or Trust Subordinate Companion Loan, as the case may be, or the related REO Property will be reduced to zero as of the date on which Mortgage Loan or Trust Subordinate Companion Loan, as the case may be, is paid in full, liquidated, repurchased or otherwise removed from the Trust or as otherwise set forth in Section 4.05(d).

Any Appraisal Reduction Amount in respect of a Non-Serviced Whole Loan shall be calculated by the applicable party under and in accordance with and pursuant to the terms of the applicable Non-Serviced Pooling Agreement.

"Appraisal Reduction Event": With respect to any Mortgage Loan (other than a Non-Serviced Mortgage Loan), Serviced Companion Loan, Serviced Whole Loan, Trust Subordinate Companion Loan and Trust AB Whole Loan, the earliest of (i) one hundred twenty (120) days after an uncured delinquency (without regard to the application of any Grace Period), other than any uncured delinquency in respect of a Balloon Payment, occurs in respect of such Mortgage Loan, Companion Loan or Trust Subordinate Companion Loan, as applicable, (ii) the date on which a reduction in the amount of Periodic Payments on such Mortgage Loan, Companion Loan or Trust Subordinate Companion Loan, as applicable, or a change in any other material economic term of such Mortgage Loan, Companion Loan or Trust Subordinate Companion Loan, as applicable, (other than an extension of the Maturity Date), becomes effective as a result of a modification of such Mortgage Loan, Companion Loan or Trust Subordinate Companion Loan, as applicable, by the Special Servicer, (iii) thirty (30) days after the date on which a receiver has been appointed for the Mortgaged Property, (iv) thirty (30) days after the date on which a Mortgagor declares bankruptcy (and not otherwise dismissed within such time), (v) sixty (60) days after the date on which an involuntary petition of bankruptcy is filed with respect to a Mortgagor if not dismissed within such time, (vi) ninety (90) days after an uncured delinquency occurs in respect of a Balloon Payment with respect to such Mortgage Loan, Companion Loan or Trust Subordinate Companion Loan, as applicable, except where a refinancing is anticipated within one hundred- twenty (120) days after the Maturity Date of the Mortgage Loan, Companion Loan or Trust Subordinate Companion Loan, as applicable, in which case one hundred- twenty (120) days after such uncured delinquency, and (vii) immediately after such Mortgage Loan, Companion Loan or Trust Subordinate Companion Loan, as applicable, becomes an REO Loan; provided, that the thirty (30) day period referenced in clauses (iii) and clause (iv) shall not apply if the related Mortgage Loan is a Specially Serviced Mortgage Loan; provided, further, however, that an Appraisal Reduction Event shall not occur at any time when the aggregate Certificate Balances of all Classes of Subordinate Certificates have been reduced to zero. The Special Servicer shall notify the Master Servicer, the Directing Certificateholder, the related Subordinate Loan-Specific Directing Certificateholder (in the case of a Trust AB Whole Loan) and the Operating Advisor, or the Master Servicer shall notify the Special Servicer and the Operating Advisor, as applicable, promptly upon such Person having notice or knowledge of the occurrence of any of the foregoing events. The obligation to obtain an Appraisal following the occurrence of an Appraisal Reduction Event shall be subject to the provisions of Section 4.05 hereof.

"Appraisal Review Period": As defined in Section 4.05(b)(ii).

"Appraised-Out Class": As defined in Section 4.05(b)(i).

"Appraised Value": With respect to any Mortgaged Property (other than a Non-Serviced Mortgaged Property), the appraised value thereof as determined by the most recent Appraisal of the Mortgaged Property securing the related Mortgage Loan, Serviced Whole Loan ~~or~~, AB Whole Loan or Trust AB Whole Loan, as applicable, and with respect to a Non-Serviced Mortgaged Property, the appraised value allocable thereto, as determined pursuant to the applicable Non-Serviced Pooling Agreement.

"Arbitration Rules": As defined in Section 2.03(n)(i).

"ARD Loan": Any Mortgage Loan that is identified on the Mortgage Loan Schedule as having an Anticipated Repayment Date and Revised Rate.

"Asset Representations Reviewer": [_____], and its successors in interest.

"Asset Representations Reviewer Fee": The fee to be paid to the Asset Representations Reviewer as compensation for the Asset Representations Reviewer's activities under this Agreement.

"Asset Representations Reviewer Termination Event": As defined in Section 12.05(a).

"Asset Review": A review of the compliance of each Delinquent Mortgage Loan with certain representations and warranties of the applicable Mortgage Loan Seller in accordance with the procedures set forth on Exhibit QQ hereto.

"Asset Review Notice": As defined in Section 12.01(b)(i).

"Asset Review Quorum": In connection with any solicitation of votes to authorize an Asset Review as described in Section 12.01(a), the Certificateholders evidencing at least 5% of the aggregate Voting Rights represented by all Certificates.

"Asset Review Report": A report setting forth the results of an Asset Review substantially in the form attached hereto as Exhibit PP.

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"Asset Review Standard": The performance of the Asset Representations Reviewer of its duties under this Agreement in good faith subject to the express terms of this Agreement. All determinations or assumptions made by the Asset Representations Reviewer in connection with an Asset Review shall be made in the Asset Representations Reviewer's good faith discretion and judgment based on the facts and circumstances known to it at the time of such determination or assumption.

"Asset Review Trigger": Any time that either (1) Mortgage Loans having an aggregate outstanding principal balance of [__]% or more of the aggregate outstanding principal balance of all of the Mortgage Loans (including any REO Loans) (or a portion of any REO Loan in the case of a Whole Loan) held by the Trust as of the end of the applicable Collection Period are Delinquent Mortgage Loans or (2) at least [__][insert number that is [__]% by initial number of Mortgage Loans as of the Closing Date] Mortgage Loans are Delinquent Mortgage Loans as of the end of the applicable Collection Period and the aggregate outstanding principal balance of such Delinquent Mortgage Loans in the aggregate constitutes at least [__]% of the aggregate outstanding principal balance of all of the Mortgage Loans (including any REO Loans) (or a portion of any REO Loan in the case of a Whole Loan) held by the Trust as of the end of the applicable Collection Period.

"Asset Review Vote Election": As defined in Section 12.01(a).

"Asset Status Report": As defined in Section 3.19(d).

"Assignment" and "Assignments": Each as defined in Section 2.01(c).

"Assignment of Leases": With respect to any Mortgaged Property, any assignment of leases, rents and profits or similar instrument executed by the Mortgagor, assigning to the mortgagee all of the income, rents and profits derived from the ownership, operation, leasing or disposition of all or a portion of such Mortgaged Property, in the form which was duly executed, acknowledged and delivered, as amended, modified, renewed or extended through the date hereof and from time to time hereafter.

"Assignment of Mortgage": An assignment of Mortgage without recourse, notice of transfer or equivalent instrument, in recordable form, which is sufficient under the laws of the jurisdiction in which the related Mortgaged Property is located to reflect of record the sale of the Mortgage, which assignment, notice of transfer or equivalent instrument may be in the form of one or more blanket assignments covering Mortgages encumbering Mortgaged Properties located in the same jurisdiction, if permitted by law and acceptable for recording.

"Assumed Scheduled Payment": For any Collection Period and with respect to any Mortgage Loan (including any Non-Serviced Mortgage Loan) or Trust Subordinate Companion Loan, as the case may be, that is delinquent in respect of its Balloon Payment or any REO Loan (excluding, for purposes of determining or making P&I Advances, the portion allocable to any related Companion Loan or Trust Subordinate Companion Loan), an amount equal to the sum of (a) the principal portion of the Periodic Payment that would have been due on such Mortgage Loan, Trust Subordinate Companion Loan or REO Loan on the related Due Date based on the constant payment required by the related Mortgage Note or the original amortization schedule of such Mortgage Loan or Trust Subordinate Companion Loan (as calculated with interest at the related Mortgage Rate), if applicable, assuming such Balloon Payment has not become due, after giving effect to any reduction in the principal balance thereof occurring in connection with a modification of such Mortgage Loan or Trust Subordinate Companion Loan, as the case may be, in connection with a default or bankruptcy (or similar proceeding), and (b) interest on the Stated Principal Balance of such Mortgage Loan, Trust Subordinate Companion Loan or REO Loan (excluding, for purposes of determining P&I Advances, the portion allocable to any related Companion Loan or Trust Subordinate Companion Loan, if applicable) at the applicable Mortgage Rate (net of interest at the Servicing Fee Rate).

"Authenticating Agent": The Certificate Administrator or any agent of the Certificate Administrator appointed to act as Authenticating Agent pursuant to Section 5.02(a).

"Available Funds": With respect to any Distribution Date, an amount equal to the sum of (without duplication):

(a)   the aggregate amount of all cash received on the Mortgage Loans (in the case of a Non-Serviced Mortgage Loan, only to the extent received by the Trust pursuant to the related Non-Serviced Pooling Agreement and/or the related Non-Serviced Intercreditor Agreement) (including the portion of Loss of Value Payments deposited into the Collection Account pursuant to [Section 3.05(g)] of this Agreement) and any REO Property (including Compensating Interest Payments with respect to the Mortgage Loans required to be deposited by the Master Servicer pursuant to Section 3.17(a)) on deposit in the Collection Account (in each case, exclusive of any amount on deposit in or credited to any portion of the Collection Account that is held for the benefit of the Companion Holders or the holders of the Class [LOAN-SPECIFIC] Certificates, as of the close of business on the related P&I Advance Date, exclusive of (without duplication):

(i)   all Periodic Payments paid by the Mortgagors of a Mortgage Loan that are due on a Due Date following the end of the related Collection Period, excluding interest relating to payments prior to, but due after, the Cut-off Date;

(ii)   all unscheduled Principal Prepayments (together with any related payments of interest allocable to the period following the related Due Date for the related Mortgage Loan), Liquidation Proceeds, Insurance and Condemnation Proceeds and other unscheduled recoveries, in each case, received subsequent to the related Determination Date (or, with respect to voluntary Principal Prepayments for each Mortgage Loan with a Due Date occurring after the related Determination Date, subsequent to the related Due Date) allocable to the Mortgage Loans;

(iii)   (A) all amounts payable or reimbursable to any Person from the Collection Account pursuant to clauses (ii) through (xviii), inclusive, and (xxi) of Section 3.05(a); (B) all amounts payable or reimbursable to any Person from the Lower-Tier REMIC Distribution Account pursuant to clauses (ii) through (vii), inclusive, of Section 3.05(b); and (C) any Net Investment Earnings contained therein;

(iv)   with respect to the Actual/360 Mortgage Loans and any Distribution Date relating to each Interest Accrual Period occurring in (1) each February or (2) any January in a year that is not a leap year (in each case, unless the related Distribution Date is the final Distribution Date), an amount equal to one (1) day of interest on the Stated Principal Balance of such Mortgage Loan as of the Due Date in the month preceding the month in which such Distribution Date occurs at the related Mortgage Rate to the extent such amounts are Withheld Amounts;

(v)   all Excess Interest allocable to the Mortgage Loans (which is separately distributed to the Class [ARD] Certificates);

(vi)   all Yield Maintenance Charges allocable to the Mortgage Loans;

(vii)   all amounts deposited in the Collection Account in error; and

(viii)   any Penalty Charges allocable to the Mortgage Loans;

(b)   if and to the extent not already included in clause (a) hereof, the aggregate amount transferred from the REO Account allocable to the Mortgage Loans to the Collection Account for such Distribution Date pursuant to Section 3.14(c);

(c)   the aggregate amount of any Compensating Interest Payments made by the Master Servicer with respect to the Mortgage Loans with respect to such Distribution Date and P&I Advances made by the Master Servicer or the Trustee, as applicable, with respect to the Mortgage Loans and the Distribution Date (net of the related Certificate Administrator Fee and Trustee Fee with respect to the Mortgage Loans for which such P&I Advances are made) pursuant to Section 4.03 or Section 7.05; and

(d)   with respect to each Actual/360 Mortgage Loan and any Distribution Date occurring in each March (or February, if the related Distribution Date is the final Distribution Date), the Withheld Amounts remitted to the Lower-Tier REMIC Distribution Account pursuant to Section 3.21(b).

Notwithstanding the investment of funds held in the Collection Account pursuant to Section 3.06, for purposes of calculating the Available Funds, the amounts so invested shall be deemed to remain on deposit in such account.

"Balloon Mortgage Loan": Any Mortgage Loan, Companion Loan or Trust Subordinate Companion Loan that by its original terms or by virtue of any modification entered into as of the Closing Date provides for an amortization schedule for such Mortgage Loan, Companion Loan or Trust Subordinate Companion Loan extending beyond its Maturity Date.

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"Balloon Payment": With respect to any Balloon Mortgage Loan, as of any date of determination, the Periodic Payment payable on the Maturity Date of such Balloon Mortgage Loan.

"Bankruptcy Code": The federal Bankruptcy Code, as amended from time to time (Title 11 of the United States Code).

"Base Interest Fraction": With respect to any Principal Prepayment on any Mortgage Loan and with respect to any Class of Class [A-1], Class [A-2], Class [A-3], Class [A-4], Class [A-5], Class [A-SB], and Class [D] Certificates and Class [EC] Regular Interests, a fraction (a) whose numerator is the greater of (x) zero and (y) the difference between (i) the Pass-Through Rate on such Class of Certificates or Class [EC] Regular Interest, as applicable, and (ii) the discount rate used in accordance with the related Mortgage Loan documents in calculating the Yield Maintenance Charge with respect to such Principal Prepayment and (b) whose denominator is the greater of zero and the difference between (i) the Mortgage Rate on such Mortgage Loan (or with respect to any Mortgage Loan that is part of a Serviced Whole Loan or Trust AB Whole Loan, the Mortgage Rate of such Serviced Whole Loan or Trust AB Whole Loan, as applicable), and (ii) the discount rate used in accordance with the related Mortgage Loan documents in calculating the Yield Maintenance Charge with respect to such Principal Prepayment. However, (1) under no circumstances shall the Base Interest Fraction be greater than one or less than zero, (2) if such discount rate is greater than or equal to the Mortgage Rate on such Mortgage Loan, Serviced Whole Loan or Trust AB Whole Loan, as applicable, and is greater than or equal to the Pass-Through Rate on such Class of Certificates, then the Base Interest Fraction will equal zero and (3) if the discount rate is greater than or equal to the Mortgage Rate on such Mortgage Loan, Serviced Whole Loan or Trust AB Whole Loan, as applicable, and is less than the Pass-Through Rate on such Class of Certificates, then the Base Interest Fraction will be one (1). The Master Servicer shall provide to the Certificate Administrator the discount rate referenced above for purposes of calculating the Base Interest Fraction.

"Book-Entry Certificate": Any Certificate registered in the name of the Depository or its nominee.

"Breach": As defined in Section 2.03(b).

"Business Day": Any day other than a Saturday, a Sunday or a day on which banking institutions in [_____], or the city and state in which the Corporate Trust Office of the Trustee or the Certificate Administrator, or the principal place of business or principal commercial mortgage loan servicing office of the Master Servicer or the Special Servicer is located, or the New York Stock Exchange or the Federal Reserve System of the United States of America are authorized or obligated by law or executive order to remain closed.

"CERCLA": The Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.

"Certificate": Any one of the Depositor's Commercial Mortgage Pass-Through Certificates, [SERIES DESIGNATION], as executed and delivered by the Certificate Registrar and authenticated and delivered hereunder by the Authenticating Agent.

"Certificate Administrator": [CERTIFICATE ADMINISTRATOR], in its capacity as certificate administrator, or if any successor certificate administrator is appointed thereto pursuant to Section 5.08 or any successor certificate administrator appointed hereunder.

"Certificate Administrator Fee": The fee to be paid to the Certificate Administrator as compensation for the Certificate Administrator's activities under this Agreement; provided that the Certificate Administrator Fee includes the Trustee Fee, and the Certificate Administrator shall pay the Trustee Fee to the Trustee.

"Certificate Administrator Fee Rate": The Certificate Administrator Fee shall be equal to the product of the rate equal to [_____]% per annum and the Stated Principal Balance of the related Mortgage Loan (calculated in the same manner as interest is calculated on the related Mortgage Loan), REO Loan (other than the portion of an REO Loan related to any Companion Loan) or Trust Subordinate Companion Loan (calculated in the same manner as interest is calculated on the related Trust Subordinate Companion Loan) as of the preceding Distribution Date. The Certificate Administrator Fee includes the Trustee Fee.

"Certificate Administrator's Website": The Certificate Administrator's Internet website, which shall initially be located at [WEBSITE].

"Certificate Balance": With respect to any Class of Principal Balance Certificates, any Class [EC] Components, the Class [LOAN-SPECIFIC] Certificates and the Class [EC] Regular Interests, as applicable, (i) on or prior to the first Distribution Date, an amount equal to the Original Certificate Balance of such Class as specified in the Preliminary Statement hereto and (ii) as of any date of determination after the first Distribution Date, the Certificate Balance of such Class of Principal Balance Certificates, any Class [EC] Components, the Class [LOAN-SPECIFIC] certificates and any Class [EC] Regular Interest, as applicable, on the Distribution Date immediately prior to such date of determination (determined as adjusted pursuant to Section 1.02(iii)). [The aggregate Certificate Balance of the Class [A-S] Certificates and the Class [EC] Component A-S shall be equal at all times to the Certificate Balance of the Class [A-S] Regular Interest. The aggregate Certificate Balance of the Class [B] Certificates and the Class [B]-EC Percentage Interest shall be equal at all times to the Certificate Balance of the Class [B] Regular Interest. The aggregate Certificate Balance of the Class [C] Certificates and the Class [C]-EC Percentage Interest shall be equal at all times to the Certificate Balance of the Class [C] Regular Interest. The original and outstanding Certificate Balances of the Class [A-S], Class [B], Class [C] and Class [EC] Certificates and the Class [EC] Components are subject to adjustment in connection with any exchange of Class [A-S], Class [B] and Class [C] Certificates for Class [EC] Certificates, or vice versa, in each case in accordance with [ ] hereof.]

"Certificate Factor": With respect to any Class of Certificates (other than the Class [R] and Class [ARD] Certificates), as of any date of determination, a fraction, expressed as a decimal carried to at least eight (8) places, the numerator of which is the then related Certificate Balance or Notional Amount, and the denominator of which is the related Original Certificate Balance.

"Certificate Owner": With respect to a Book-Entry Certificate, the Person who is the beneficial owner of such Certificate as reflected on the books of the Depository or on the books of a Depository Participant or on the books of an indirect participating brokerage firm for which a Depository Participant acts as agent.

"Certificate Register" and "Certificate Registrar": The register maintained and registrar appointed pursuant to Section 5.03(a).

"Certificateholder" or "Holder": The Person in whose name a Certificate is registered in the Certificate Register; provided, however, that solely for the purposes of giving any consent, approval, waiver or taking any action pursuant to this Agreement, any Certificate registered in the name of or beneficially owned by the Master Servicer, the Special Servicer, the Trustee, the Certificate Administrator, the Depositor, any Mortgage Loan Seller, a manager of a Mortgaged Property, a Mortgagor, a mezzanine lender for which an event has occurred that would permit acceleration or who has commenced foreclosure proceedings or any Affiliate of any of such Persons shall be deemed not to be outstanding, and the Voting Rights to which it is entitled shall not be taken into account in determining whether the requisite percentage of Voting Rights necessary to effect any such consent, approval, waiver or take any such action has been obtained; provided, however, that the foregoing restrictions shall not apply in the case of the Master Servicer, the Special Servicer, the Trustee, the Certificate Administrator, the Depositor, any Mortgage Loan Seller or any Affiliate of any of such Persons unless such consent, approval or waiver sought from such party would in any way increase its compensation or limit its obligations in the named capacities hereunder or waive a Servicer Termination Event; provided, further, that [so long as there is no Servicer Termination Event with respect to the Master Servicer or the Special Servicer, the Master Servicer and the Special Servicer or such Affiliate of either shall be entitled to exercise such Voting Rights with respect to any issue which could reasonably be believed to adversely affect such party's compensation or increase its obligations or liabilities hereunder]; and provided, further, that such restrictions shall not apply to (i) the exercise of the Special Servicer's, the Master Servicer's or any Mortgage Loan Seller's rights, if any, or any of their Affiliates as a member of the Controlling Class or [(ii) any affiliate of the Depositor, the Master Servicer, the Special Servicer, the Trustee or the Certificate Administrator that has provided an Investor Certification in which it has certified as to the existence of certain policies and procedures restricting the flow of information between it and the Depositor, the Master Servicer, the Special Servicer, the Trustee or the Certificate Administrator, as applicable. The Trustee and the Certificate Administrator shall each be entitled to request and rely upon a certificate of the Master Servicer, the Special Servicer or the Depositor in determining whether a Certificate is registered in the name of an Affiliate of such Person. All references herein to "Holders" or "Certificateholders" shall reflect the rights of Certificate Owners as they may indirectly exercise such rights through the Depository and the Depository Participants, except as otherwise specified herein; provided, however, that the parties hereto shall be required to

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recognize as a "Holder" or "Certificateholder" only the Person in whose name a Certificate is registered in the Certificate Register.

"Certificateholder Quorum": In connection with any solicitation of votes in connection with the replacement of the Special Servicer pursuant to Section 7.01(d) (other than as a result of the replacement of the Special Servicer at the recommendation of the Operating Advisor), the Holders of Certificates evidencing at least 75% of the aggregate Voting Rights (other than with respect to the termination of the Asset Representations Reviewer, taking into account the application of Realized Losses and the application of any Appraisal Reduction Amounts to notionally reduce the Certificate Balance of the Certificates) of all Principal Balance Certificates on an aggregate basis.

"Certification Parties": As defined in Section 11.06. "Certification Party" shall mean any one of the Certification Parties.

"Certifying Person": As defined in Section 11.06.

"Certifying Servicer": As defined in Section 11.09.

"Class": With respect to any Certificates or Lower-Tier Regular Interests, all of the Certificates bearing the same alphabetical (and, if applicable, numerical) Class designation, each designated Lower-Tier Regular Interest and each Class [EC] Regular Interest.

"Class A Certificate": Any Class [A-1], Class [A-2], Class [A-3], Class [A-4], Class [A-5], Class [A-SB] and Class [A-S] Certificate.

"Class [A-1] Certificate": A Certificate designated as "Class [A-1]" on the face thereof, in the form of Exhibit A-1 hereto, and evidencing a "regular interest" in the Upper-Tier REMIC for purposes of the REMIC Provisions.

"Class [A-1] Pass-Through Rate": With respect to any Distribution Date, a *per annum* rate equal to a fixed rate of [_____]%.

"Class [A-2] Certificate": A Certificate designated as "Class [A-2]" on the face thereof, in the form of Exhibit A-2 hereto, and evidencing a "regular interest" in the Upper-Tier REMIC for purposes of the REMIC Provisions.

"Class [A-2] Pass-Through Rate": With respect to any Distribution Date, a *per annum* rate equal to a fixed rate of [_____]%.

"Class [A-3] Certificate": A Certificate designated as "Class [A-3]" on the face thereof, in the form of Exhibit A-3 hereto, and evidencing a "regular interest" in the Upper-Tier REMIC for purposes of the REMIC Provisions.

"Class [A-3] Pass-Through Rate": With respect to any Distribution Date, a *per annum* rate equal to a fixed rate of [_____]%.

"Class [A-4] Certificate": A Certificate designated as "Class [A-4]" on the face thereof, in the form of Exhibit A-4 hereto, and evidencing a "regular interest" in the Upper-Tier REMIC for purposes of the REMIC Provisions.

"Class [A-4] Pass-Through Rate": With respect to any Distribution Date, a *per annum* rate equal to a fixed rate of [_____]%.

"Class [A-5] Certificate": A Certificate designated as "Class [A-5]" on the face thereof, in the form of Exhibit A-5 hereto, and evidencing a "regular interest" in the Upper-Tier REMIC for purposes of the REMIC Provisions.

"Class [A-5] Pass-Through Rate": With respect to any Distribution Date, a *per annum* rate equal to a fixed rate of [_____]%.

"Class [ARD] Certificate": Each of the Certificates executed and authenticated by the Certificate Administrator in substantially the form set forth in Exhibit A-23 and designated as a Class [ARD] Certificate, and evidencing an undivided beneficial interest in the portion of the Grantor Trust that is described in Section 2.05.

"Class [ARD] Specific Grantor Trust Assets": The portion of the Trust Fund consisting of any Excess Interest, the Excess Interest Distribution Account, and the proceeds thereof.

"Class [A-S] Certificate": Any Certificate that represents a beneficial ownership of the Class [A-S] Percentage Interest of the Class [A-S] Regular Interest.

"Class [A-S]-EC Percentage Interest": As of any date of determination, with respect to the Class [A-S] Regular Interest and the Class [EC] Certificates, a percentage interest equal to 100.0% minus the Class [A-S] Percentage Interest.

"Class [A-S] Pass-Through Rate": A *per annum* rate equal to [_____]%.

"Class [A-S] Regular Interest": The uncertificated interest corresponding to the Class [A-S] Certificates and the Class [EC] Certificates (to the extent of the Class [A-S]-EC Percentage Interest of the Class [A-S] Regular Interest), constituting a "regular interest" in the Upper Tier REMIC for purposes of the REMIC Provisions and having the characteristics attributable thereto in this Agreement.

"Class [A-S] Regular Interest Pass-Through Rate": A *per annum* rate equal to the Class [A-S] Pass-Through Rate.

"Class [A-S] Specific Grantor Trust Assets": The portion of the Trust Fund consisting of (i) the Class [A-S] Percentage Interest of the Class [A-S] Regular Interest and (ii) amounts held from time to time in the Class [EC] Distribution Account that represent distributions of the Class [A-S] Percentage Interest in the Class [A-S] Regular Interest.

"Class [A-SB] Certificate": Any one of the Certificates with a "Class [A-SB]" designation on the face thereof, in the form of Exhibit A-6 hereto.

"Class [A-SB] Pass-Through Rate": A *per annum* rate equal to [_____]%.

"Class [A-SB] Planned Principal Balance": With respect to any Distribution Date, the planned principal amount for such Distribution Date specified in Schedule 2 hereto relating to the Class [A-SB] Certificates.

"Class [B]-EC Percentage Interest": As of any date of determination, with respect to the Class [B] Regular Interest and the Class [EC] Certificates, a percentage interest equal to 100.0% minus the Class [B] Percentage Interest.

"Class [B] Pass-Through Rate": A *per annum* rate equal to the lesser of (i) the Weighted Average Net Mortgage Rate and (ii) [_____]%.

"Class [B] Regular Interest": The uncertificated interest corresponding to the Class [B] Certificates and the Class [EC] Certificates (to the extent of the Class [B]-EC Percentage Interest of the Class [B] Regular Interest), constituting a "regular interest" in the Upper-Tier REMIC for purposes of the REMIC Provisions and having the characteristics attributable thereto in this Agreement.

"Class [B] Regular Interest Pass-Through Rate": A *per annum* rate equal to the Class [B] Pass-Through Rate.

"Class [B] Specific Grantor Trust Assets": The portion of the Trust Fund consisting of (i) the Class [B] Percentage Interest of the Class [B] Regular Interest and (ii) amounts held from time to time in the Class [EC] Distribution Account that represent distributions of the Class [B] Percentage Interest in the Class [B] Regular Interest.

"Class [C] Certificate": Any Certificate that represents a beneficial ownership of the Class [C] Percentage Interest of the Class [C] Regular Interest.

"Class [C]-EC Percentage Interest": As of any date of determination, with respect to the Class [C] Regular Interest and the Class [EC] Certificates, a percentage interest equal to 100.0% minus the Class [C] Percentage Interest.

"Class [C] Pass-Through Rate": A *per annum* rate equal to the Weighted Average Net Mortgage Rate.

"Class [C] Regular Interest": The uncertificated interest corresponding to the Class [C] Certificates and the Class [EC] Certificates (to the extent of the Class [C]-EC Percentage Interest of the Class [C] Regular Interest), constituting a "regular interest" in the Upper-Tier REMIC for purposes of the REMIC Provisions and having the characteristics attributable thereto in this Agreement.

"Class [C] Regular Interest Pass-Through Rate": A *per annum* rate equal to the Class [C] Pass-Through Rate.

"Class [C] Specific Grantor Trust Assets": The portion of the Trust Fund consisting of (i) the Class [C] Percentage Interest of the Class [C] Regular Interest and

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(ii) amounts held from time to time in the Class [EC] Distribution Account that represent distributions of the Class [C] Percentage Interest in the Class [C] Regular Interest.

"Class [C] Regular Interest": An interest issued as a regular interest in the Upper-Tier REMIC with a Pass-Through Rate equal to a *per annum* rate equal to the Weighted Average Net Mortgage Rate for such Distribution Date.

"Class [D] Certificate": A Certificate designated as "Class [D]" on the face thereof, in the form of Exhibit A-17 hereto, and evidencing a "regular interest" in the Upper-Tier REMIC for purposes of the REMIC Provisions.

"Class [D] Pass-Through Rate": With respect to any Distribution Date, a *per annum* rate equal to [___]% for such Distribution Date.

"Class [E] Certificate": A Certificate designated as "Class [E]" on the face thereof, in the form of Exhibit A-18 hereto, and evidencing a "regular interest" in the Upper-Tier REMIC for purposes of the REMIC Provisions.

"Class [E] Pass-Through Rate": With respect to any Distribution Date, a *per annum* rate equal to the lesser of (i) [_____]% and (ii) the Weighted Average Net Mortgage Rate for such Distribution Date.

"Class [EC] Certificate": Any one of the Certificates with a "Class [E]C" designation on the face thereof, executed and authenticated by the Certificate Administrator or the Authenticating Agent on behalf of the Depositor in substantially the form of Exhibit A-20 to this Agreement. For federal income tax purposes, the Class [EC] Certificates represent undivided beneficial interests in the related portion of the Grantor Trust in respect of the Exchangeable Certificates that have been exchanged and converted for Class [EC] Certificates. Upon any such exchange and conversion, the Exchangeable Certificates so exchanged and converted shall cease to be outstanding, but the regular interests in the Upper-Tier REMIC represented by such Exchangeable Certificates shall continue to be outstanding in uncertificated form in the Grantor Trust and shall henceforth be represented by the Class [EC] Certificates.

"Class [EC] Component": Any of the Class [EC] Component [A], Class [EC] Component [B] or Class [EC] Component [C].

"Class [EC] Component [A-S]": The component of the Class [EC] Certificates equal to the Class [A-S]-EC Percentage Interest of the Class [A-S] Regular Interest.

"Class [EC] Component [B]": The component of the Class [EC] Certificates equal to the Class [B]-EC Percentage Interest of the Class [B] Regular Interest.

"Class [EC] Component [C]": The component of the Class [EC] Certificates equal to the Class [C]-EC Percentage Interest of the Class [C] Regular Interest.

"Class [EC] Components": Any of the Class [A-S] Regular Interest, Class [B] Regular Interest or Class [C] Regular Interest.

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"Class [EC] Distribution Account": The segregated trust account or accounts created and maintained as a separate account or accounts by the Certificate Administrator (on behalf of the Trustee) pursuant to Section 3.04(g) of this Agreement, which shall be entitled "[_____]," and which must be an Eligible Account or a subaccount of an Eligible Account. The Class [EC] Distribution Account shall not be an asset of any Trust REMIC formed hereunder, but rather shall be an asset of the Grantor Trust.

"Class [EC] Regular Interests": The Class [A-S] Regular Interest, the Class [B] Regular Interest, and the Class [C] Regular Interest, individually or collectively as the context may require.

"Class [EC] Specific Grantor Trust Assets": The portion of the Trust Fund consisting of the Class [A-S]-EC Percentage Interest of the Class [A-S] Regular Interest, the Class [B]-EC Percentage Interest of the Class [B] Regular Interest and the Class [C]-EC Percentage Interest of the Class [C] Regular Interest.

"Class [F] Certificate": A Certificate designated as "Class [F]" on the face thereof, in the form of Exhibit A-19 hereto, and evidencing a "regular interest" in the Upper-Tier REMIC for purposes of the REMIC Provisions.

"Class [F] Pass-Through Rate": With respect to any Distribution Date, a *per annum* rate equal to the lesser of (i) [_____]% and (ii) the Weighted Average Net Mortgage Rate for such Distribution Date.

"Class [IO] Certificate": A Certificate designated as "Class [X-A]" on the face thereof, in the form of Exhibit A-7 hereto, and evidencing a "regular interest" in the Upper-Tier REMIC for purposes of the REMIC provisions. [INCLUDE FOR EACH CLASS OF INTEREST ONLY CERTIFICATES]

"Class [IO] Notional Amount": As of any date of determination, the aggregate of the Certificate Balances of the Class A Certificates (other than the Class [A-S] Certificates) and the Class [A-S] Regular Interest.

"Class [IO] Pass-Through Rate": The Pass-Through Rate for Class [X-A] Certificates for any Distribution Date will equal the excess, if any of (a) the Weighted Average Net Mortgage Rate for the related Distribution Date, over (b) the weighted average of the Pass-Through Rates on the Class A Certificates (other than the Class [A-S] Certificates) and the Class [A-S] Regular Interest for such Distribution Date, weighted on the basis of their respective Certificate Balances immediately prior to the Distribution Date. The Pass-Through Rate applicable to the Class [X-A] Certificates for the initial Distribution Date shall be the rate set forth in the Preliminary Statement hereto.

"Class LA1 Uncertificated Interest": An uncertificated regular interest in the Lower-Tier REMIC which is held as an asset of the Upper-Tier REMIC and having the Original Lower-Tier Principal Amount and *per annum* rate of interest set forth in the Preliminary Statement hereto.

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"Class LA2 Uncertificated Interest": An uncertificated regular interest in the Lower-Tier REMIC which is held as an asset of the Upper-Tier REMIC and having the Original Lower-Tier Principal Amount and *per annum* rate of interest set forth in the Preliminary Statement hereto.

"Class LA3 Uncertificated Interest": An uncertificated regular interest in the Lower-Tier REMIC which is held as an asset of the Upper-Tier REMIC and having the Original Lower-Tier Principal Amount and *per annum* rate of interest set forth in the Preliminary Statement hereto.

"Class LA4 Uncertificated Interest": An uncertificated regular interest in the Lower-Tier REMIC which is held as an asset of the Upper-Tier REMIC and having the Original Lower-Tier Principal Amount and *per annum* rate of interest set forth in the Preliminary Statement hereto.

"Class LA5 Uncertificated Interest": An uncertificated regular interest in the Lower-Tier REMIC which is held as an asset of the Upper-Tier REMIC and having the Original Lower-Tier Principal Amount and *per annum* rate of interest set forth in the Preliminary Statement hereto.

"Class LAS Uncertificated Interest": An uncertificated regular interest in the Lower-Tier REMIC which is held as an asset of the Upper-Tier REMIC and having the Original Lower-Tier Principal Amount and *per annum* rate of interest set forth in the Preliminary Statement hereto.

"Class LASB Uncertificated Interest": An uncertificated regular interest in the Lower-Tier REMIC which is held as an asset of the Upper-Tier REMIC and having the Original Lower-Tier Principal Amount and *per annum* rate of interest set forth in the Preliminary Statement hereto.

"Class LB Uncertificated Interest": An uncertificated regular interest in the Lower-Tier REMIC which is held as an asset of the Upper-Tier REMIC and having the Original Lower-Tier Principal Amount and *per annum* rate of interest set forth in the Preliminary Statement hereto.

"Class LC Uncertificated Interest": An uncertificated regular interest in the Lower-Tier REMIC which is held as an asset of the Upper-Tier REMIC and having the Original Lower-Tier Principal Amount and *per annum* rate of interest set forth in the Preliminary Statement hereto.

"Class LD Uncertificated Interest": An uncertificated regular interest in the Lower-Tier REMIC which is held as an asset of the Upper-Tier REMIC and having the Original Lower-Tier Principal Amount and *per annum* rate of interest set forth in the Preliminary Statement hereto.

"Class LE Uncertificated Interest": An uncertificated regular interest in the Lower-Tier REMIC which is held as an asset of the Upper-Tier REMIC and having the Original

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Lower-Tier Principal Amount and *per annum* rate of interest set forth in the Preliminary Statement hereto.

"Class LF Uncertificated Interest":   An uncertificated regular interest in the Lower-Tier REMIC which is held as an asset of the Upper-Tier REMIC and having the Original Lower-Tier Principal Amount and *per annum* rate of interest set forth in the Preliminary Statement hereto.

"Class LNR Uncertificated Interest":   An uncertificated regular interest in the Lower-Tier REMIC which is held as an asset of the Upper-Tier REMIC and having the Original Lower-Tier Principal Amount and *per annum* rate of interest set forth in the Preliminary Statement hereto.

"Class [LOAN-SPECIFIC] Certificate":   A Certificate designated as "[LOAN-SPECIFIC]" on the face thereof, in the form of Exhibit A-24 hereto, and evidencing a "regular interest" in the [LOAN-SPECIFIC] Trust Subordinate Companion Loan REMIC for purposes of the REMIC provisions, which relates solely to the Trust Subordinate Companion Loan.

"Class LR Interest":   The uncertificated residual interest in the Lower-Tier REMIC, represented by the Class [R] Certificates.

"Class [NR] Certificate":   A Certificate designated as "Class [NR]" on the face thereof, in the form of Exhibit A-21 hereto, and evidencing a "regular interest" in the Upper-Tier REMIC for purposes of the REMIC Provisions.

"Class [NR] Pass-Through Rate":   With respect to any Distribution Date, a *per annum* rate equal to the lesser of (i) [_____]% and (ii) the Weighted Average Net Mortgage Rate for such Distribution Date.

"Class [R] Certificate":   A Certificate designated as "Class [R]" on the face thereof in the form of Exhibit A-22 hereto, and evidencing the sole class of "residual interest" in each Trust REMIC for purposes of the REMIC Provisions.

"Class UR Interest":   The uncertificated residual interest in the Upper-Tier REMIC, represented by the Class [R] Certificates.

"Class X Certificates": The Class [IO] Certificates, as the context may require.

"Clearing Agency": An organization registered as a "clearing agency" pursuant to Section 17A of the Exchange Act. The initial Clearing Agency shall be DTC.

"Clearstream": Clearstream Banking, société anonyme or any successor thereto.

"Closing Date": [DATE].

"CMBS": Commercial mortgage-backed securities.

"Code": The Internal Revenue Code of 1986, as amended from time to time, and applicable final or temporary regulations of the U.S. Department of the Treasury issued pursuant thereto.

"Collection Account": A segregated custodial account or accounts created and maintained by the Master Servicer pursuant to Section 3.04(a) on behalf of the Trustee for the benefit of the Certificateholders, which shall be entitled "[_____]". Any such account or accounts shall be an Eligible Account. Subject to the related Intercreditor Agreement and taking into account that each Companion Loan is subordinate or *pari passu*, as applicable, to the related Serviced Mortgage Loan to the extent set forth in the related Intercreditor Agreement, the subaccount described in the second paragraph of Section 3.04(b) that is part of the Collection Account shall be for the benefit of the related Companion Holder, to the extent funds on deposit in such subaccount are attributed to such Companion Loan and shall not be an asset of the Trust or any Trust REMIC formed hereunder.

"Collection Period": With respect to any Distribution Date and any Mortgage Loan, Companion Loan or Trust Subordinate Companion Loan, the period commencing on the day immediately succeeding the Due Date for such Mortgage Loan, Companion Loan or Trust Subordinate Companion Loan occurring in the month preceding the month in which Distribution Date occurs or the date that would have been the Due Date if such Mortgage Loan, Companion Loan or Trust Subordinate Companion Loan had a Due Date in such preceding month and ending on and including the Due Date for such Mortgage Loan, Companion Loan or Trust Subordinate Companion Loan occurring in the month in which Distribution Date occurs. Notwithstanding the foregoing, in the event that the last day of a Collection Period (or applicable Grace Period) is not a Business Day, any Periodic Payments received with respect to the Mortgage Loans, Companion Loan or Trust Subordinate Companion Loan relating to such Collection Period on the Business Day immediately following such day shall be deemed to have been received during such Collection Period and not during any other Collection Period.

"Commission": The Securities and Exchange Commission.

"Companion Distribution Account": With respect to any Serviced Companion Loan, the separate account created and maintained by the Companion Paying Agent pursuant to Section 3.04(b) and held on behalf of the Companion Holders, which shall be entitled "[_____]". The Companion Distribution Account shall not be an asset of the Trust, any Trust REMIC or the Grantor Trust, but instead shall be held by the Companion Paying Agent on behalf of the Companion Holders. Any such account shall be an Eligible Account. Notwithstanding the foregoing, if the Master Servicer and the Companion Paying Agent are the same entity, the Companion Distribution Account may be the subaccount referenced in the second paragraph of Section 3.04(b).

"Companion Holders": Each of the holders of record of any Companion Loan.

"Companion Loan(s)": As defined in the Preliminary Statement.

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"Companion Paying Agent": With respect to the Serviced Companion Loans, if any, the Master Servicer in its role as Companion Paying Agent appointed pursuant to Section 3.27.

"Companion Register": The register maintained by the Companion Paying Agent pursuant to Section 3.28.

"Compensating Interest Payments": With respect to (1) each Mortgage Loan (other than any Non-Serviced Mortgage Loan), any related Serviced Pari Passu Companion Loan, an amount as of any Distribution Date equal to the lesser of (i) the aggregate amount of Prepayment Interest Shortfalls incurred in connection with voluntary principal prepayments received in respect of the Mortgage Loans, any related Serviced Pari Passu Companion Loan (in each case other than a Specially Serviced Mortgage Loan or a Mortgage Loan, or any related Serviced Pari Passu Companion Loan on which the Special Servicer allowed a prepayment on a date other than the applicable Due Date) for the related Distribution Date and (ii) the aggregate of (A) that portion of the Master Servicer's Servicing Fees for such Distribution Date that is, in the case of each Mortgage Loan, Serviced Pari Passu Companion Loan and REO Loan for which Servicing Fees are being paid for such Collection Period, calculated at a rate of [____]% *per annum*, (B) all Prepayment Interest Excesses received by the Master Servicer during such Collection Period with respect to the Mortgage Loans (and, so long as a Serviced Whole Loan is serviced hereunder, the related Serviced Pari Passu Companion Loan) subject to such prepayment and (C) to the extent earned on principal prepayments, net investment earnings payable to the Master Servicer for such Collection Period received by the Master Servicer during such Collection Period with respect to the Mortgage Loan or any related Serviced Pari Passu Companion Loan, as applicable, subject to such prepayment and (2) the Trust Subordinate Companion Loan, an amount equal to the lesser of: (i) the amount of Prepayment Interest Shortfall incurred in connection with voluntary principal prepayments received in respect of such Trust Subordinate Companion Loan (so long as (x) it is not a Specially Serviced Mortgage Loan, or (y) the Special Servicer did not allow a prepayment on a date other than the applicable Due Date) for the related Distribution Date, and (ii) the Servicing Fee for such Trust Subordinate Companion Loan for the related Distribution Date (calculated at [_____]% *per annum*). In no event will the rights of the Certificateholders to the offset of the aggregate Prepayment Interest Shortfalls be cumulative. However, if a Prepayment Interest Shortfall occurs with respect to a Mortgage Loan as a result of the Master Servicer's allowing the related Mortgagor to deviate (a "Prohibited Prepayment") from the terms of the related Mortgage Loan documents regarding Principal Prepayments (other than (W) a Non-Serviced Mortgage Loan, (X) subsequent to a default under the related Mortgage Loan documents or if the Mortgage Loan is a Specially Serviced Mortgage Loan, (Y) pursuant to applicable law or a court order or otherwise in such circumstances where the Master Servicer is required to accept such Principal Prepayment in accordance with the Servicing Standard or (Z) in connection with the payment of any Insurance and Condemnation Proceeds), then for purposes of calculating the Compensating Interest Payment for the related Distribution Date, the Master Servicer shall pay, without regard to clause (1)(ii) above, the aggregate amount of Prepayment Interest Shortfalls with respect to such Mortgage Loan, otherwise described in clause (1)(i) above in connection with such Prohibited Prepayments.

For the avoidance of doubt, Compensating Interest Payments with respect to each Serviced Whole Loan shall be allocated among the related Mortgage Loan and related Serviced Pari Passu Companion Loan, *pro rata*, in accordance with their respective principal balances.

"Consultation Termination Event": At any date at which (i) no Class of Control Eligible Certificates exists where such Class's aggregate Certificate Balance is at least equal to 25% of the Original Certificate Balance of that Class, in each case without regard to the application of any Appraisal Reduction Amounts or (ii) a Holder of the Class [E] Certificates is the majority Controlling Class Certificateholder and has irrevocably waived its right, in writing, to exercise any of the rights of the Controlling Class Certificateholder, and such rights have not been reinstated to a successor Controlling Class Certificateholder pursuant to Section 3.23(l); provided, that no Consultation Termination Event resulting solely from the operation of clause (ii) shall be deemed to have existed or be in continuance with respect to a successor Holder of Class [E] Certificates that has not irrevocably waived its right to exercise any of the rights of the Controlling Class Certificateholder.

"Control Eligible Certificates": Any of the Class [E], Class [F] and Class [NR] Certificates.

"Control Termination Event": The occurrence of (i) the Certificate Balance of the Class [E] Certificates (taking into account the application of any Appraisal Reduction Amounts to notionally reduce the Certificate Balance of such Class in accordance with Section 4.05(a) hereof) being reduced to less than 25% of the Original Certificate Balance of such Class or (ii) a Holder of the Class [E] Certificates becoming the majority Controlling Class Certificateholder and has irrevocably waived its right, in writing, to exercise any of the rights of the Controlling Class Certificateholder and such rights have not been reinstated to a successor Controlling Class Certificateholder pursuant to Section 3.23(l).

"Controlling Class": As of any date of determination, the most subordinate Class of Control Eligible Certificates then outstanding that has a then aggregate Certificate Balance (taking into account the application of any Appraisal Reduction Amounts to notionally reduce the aggregate Certificate Balance of such Class) at least equal to 25% of the Original Certificate Balance of that Class; provided that if no class of Control Eligible Certificates has an aggregate Certificate Balance (taking into account the application of any Appraisal Reductions to notionally reduce the aggregate Certificate Balance of such class) at least equal to 25% of the initial aggregate Certificate Balance of such class, then the Controlling Class shall be the most senior class of Control Eligible Certificates. The Controlling Class as of the Closing Date will be the Class [NR] Certificates. In no event will any class of Certificates that does not constitute a Control Eligible Class as of the Closing Date be entitled to constitute a Controlling Class or appoint a Directing Certificateholder.

"Controlling Class Certificateholders": Each Holder (or Certificate Owner, if applicable) of a Certificate of the Controlling Class as determined by the Certificate Registrar, from time to time, upon request by any party hereto. The Trustee, the Master Servicer, the Special Servicer or the Operating Advisor may from time to time request (the cost of which being an expense of the Trust) that the Certificate Administrator provide a list of the Holders (or Certificate Owners, if applicable) of the Controlling Class and the Certificate Administrator shall promptly provide such list without charge to such Trustee, Master Servicer, Operating Advisor or Special Servicer, as applicable. The Trustee, Master Servicer, the Special Servicer and the Operating Advisor shall be entitled to rely on any such list so provided.

"Corporate Trust Office": The principal corporate trust office of the Trustee and the Certificate Administrator at which at any particular time its corporate trust business with respect to this Agreement shall be administered, which office at the date of the execution of this Agreement is located (i) with respect to Certificate transfers and surrenders, at [ADDRESS]; (ii) with respect to the Trustee at [ADDRESS]; and (iii) for all other purposes, to the Certificate Administrator at [ADDRESS].

"Corrected Loan": Any Specially Serviced Mortgage Loan that has become current and remained current for three (3) consecutive Periodic Payments (for such purposes taking into account any modification or amendment of the related Mortgage Loan Companion Loan or Trust Subordinate Companion Loan, as applicable, whether by a consensual modification or in connection with a bankruptcy, insolvency or similar proceeding involving the Mortgagor), and (provided that no additional default is foreseeable in the reasonable judgment of the Special Servicer and no other event or circumstance exists that causes such Mortgage Loan or Companion Loan or Trust Subordinate Companion Loan as applicable, to otherwise constitute a Specially Serviced Mortgage Loan) the servicing of which the Special Servicer has returned to the Master Servicer pursuant to Section 3.19(a).

"Credit Risk Retention Compliance Agreement": As defined in Section 3.33(a).

"CREFC®": The Commercial Real Estate Finance Council®, or any successor organization reasonably acceptable to the Certificate Administrator, the Master Servicer, the Special Servicer and, prior to the occurrence and continuance of a Control Termination Event, the Directing Certificateholder.

"CREFC® Advance Recovery Report": The monthly report substantially in the form of, and containing the information called for in, the downloadable form of the "Advance Recovery Report" available as of the Closing Date on the CREFC® Website, or such other form for the presentation of such information and containing such additional information as may from time to time be approved by the CREFC® for commercial mortgage securities transactions generally.

"CREFC® Appraisal Reduction Amount Template": A report substantially in the form of, and containing the information called for in, the downloadable form of the "Appraisal Reduction Amount Template" available as of the Closing Date on the CREFC® Website, or such other form for the presentation of such information and containing such additional information as may from time to time be approved by the CREFC® for commercial mortgage securities transactions generally.

"CREFC® Bond Level File": The data file in the "CREFC® Bond Level File" format substantially in the form of and containing the information called for therein, or such other form for the presentation of such information as may be approved from time to time by the CREFC® for commercial mortgage securities transactions generally.

"CREFC® Collateral Summary File": The data file in the "CREFC® Collateral Summary File" format substantially in the form of and containing the information called for therein, or such other form for the presentation of such information as may be approved from time to time by the CREFC® for commercial mortgage securities transactions generally.

"CREFC® Comparative Financial Status Report": The monthly report in "Comparative Financial Status Report" format substantially in the form of and containing the information called for therein for the Mortgage Loans, or such other form for the presentation of such information as may be approved from time to time by the CREFC® for commercial mortgage securities transactions generally.

"CREFC® Delinquent Mortgage Loan Status Report": The monthly report in the "Delinquent Mortgage Loan Status Report" format substantially in the form of and containing the information called for therein for the Mortgage Loans, or such other form for the presentation of such information as may be approved from time to time by the CREFC® for commercial mortgage securities transactions generally.

"CREFC® Financial File": The data file in the "CREFC® Financial File" format substantially in the form of and containing the information called for therein for the Mortgage Loans, or such other form for the presentation of such information as may be approved from time to time by the CREFC® for commercial mortgage securities transactions generally.

"CREFC® Historical Bond/Collateral Realized Loss Reconciliation Template": A report substantially in the form of, and containing the information called for in, the downloadable form of the "Historical Bond/Collateral Realized Loss Reconciliation Template" available and effective from time to time on the CREFC® Website.

"CREFC® Historical Liquidation Loss Template": A report substantially in the form of, and containing the information called for in, the downloadable form of the "Historical Liquidation Loss Template" available and effective from time to time on the CREFC® Website.

"CREFC® Historical Loan Modification and Corrected Mortgage Loan Report": The monthly report in the "Historical Loan Modification and Corrected Mortgage Loan Report" format substantially in the form of and containing the information called for therein for the Mortgage Loans, or such other form for the presentation of such information as may be approved from time to time by the CREFC® for commercial mortgage securities transactions generally.

"CREFC® Intellectual Property Royalty License Fee": With respect to each Mortgage Loan, REO Loan (other than the portion of an REO Loan related to any Serviced Companion Loan) and the Trust Subordinate Companion Loan and for any Distribution Date, the amount accrued during the related Interest Accrual Period at the CREFC® Intellectual Property Royalty License Fee Rate on the Stated Principal Balance of such Mortgage Loan, REO Loan or Trust Subordinate Companion Loan as of the close of business on the Distribution Date in such Interest Accrual Period; provided that such amounts shall be computed for the same period and on the same interest accrual basis respecting which any related interest payment due or deemed due on the related Mortgage Loan, REO Loan or Trust Subordinate Companion Loan is computed and shall be prorated for partial periods. For the avoidance of doubt, the CREFC®

Intellectual Property Royalty License Fee shall be deemed payable by the Master Servicer from the [LOAN-SPECIFIC] Trust Subordinate Companion Loan REMIC, the Lower-Tier REMIC or Grantor Trust, as applicable.

"CREFC® Intellectual Property Royalty License Fee Rate": With respect to each Mortgage Loan and Trust Subordinate Companion Loan, a rate equal to [0.0005]% *per annum*.

"CREFC® Interest Shortfall Reconciliation Template": A report substantially in the form of, and containing the information called for in, the downloadable form of the "Interest Shortfall Reconciliation Template" available and effective from time to time on the CREFC® Website.

"CREFC® Investor Reporting Package": The collection of reports specified by the CREFC® from time to time as the "CREFC® Investor Reporting Package." As of the Closing Date, the CREFC® Investor Reporting Package contains seven electronic files ((1) CREFC® Loan Setup File, (2) CREFC® Loan Periodic Update File, (3) CREFC® Property File, (4) CREFC® Bond Level File, (5) CREFC® Collateral Summary File, (6) CREFC® Financial File and (7) CREFC® Special Servicer Loan File) and nine surveillance reports ((1) CREFC® Servicer Watch List, (2) CREFC® Delinquent Mortgage Loan Status Report, (3) CREFC® REO Status Report, (4) CREFC® Comparative Financial Status Report, (5) CREFC® Historical Loan Modification and Corrected Mortgage Loan Report, (6) CREFC® Operating Statement Analysis Report, (7) CREFC® NOI Adjustment Worksheet, (8) CREFC® Loan Level Reserve/LOC Report and (9) with respect to Mortgage Loans that have a Companion Loan or Trust Subordinate Companion Loan, as applicable, the CREFC® Total Loan Report). In addition, the CREFC® Investor Reporting Package shall include the CREFC® Advance Recovery Report. In addition, the CREFC® Investor Reporting Package shall include the following nine templates: (1) CREFC® Appraisal Reduction Amount Template, (2) CREFC® Servicer Realized Loss Template, (3) CREFC® Reconciliation of Funds Template, (4) CREFC® Historical Bond/Collateral Realized Loss Reconciliation Template, (5) CREFC® Historical Liquidation Loss Template, (6) CREFC® Interest Shortfall Reconciliation Template, (7) CREFC® Loan Modification Report, (8) CREFC® Loan Liquidation Report and (9) CREFC® REO Liquidation Report. The CREFC® Investor Reporting Package shall be substantially in the form of, and containing the information called for in, the downloadable forms of the "CREFC® IRP" available as of the Closing Date on the CREFC® Website, or such other form for the presentation of such information and containing such additional information or reports as may from time to time be approved by the CREFC® for commercial mortgage backed securities transactions generally. For the purposes of the production of the CREFC® Comparative Financial Status Report by the Master Servicer or the Special Servicer of any such report that is required to state information for any period prior to the Cut-off Date, the Master Servicer or the Special Servicer, as the case may be, may conclusively rely (without independent verification), absent manifest error, on information provided to it by the Mortgage Loan Sellers or by the related Mortgagor or (x) in the case of such a report produced by the Master Servicer, by the Special Servicer (if other than the Master Servicer or an Affiliate thereof) and (y) in the case of such a report produced by the Special Servicer, by the Master Servicer (if other than the Special Servicer or an Affiliate thereof).

"**CREFC**® **License Agreement**": The License Agreement, in the form set forth on the website of CREFC® on the Closing Date, relating to the use of the CREFC® trademarks and trade names.

"**CREFC**® **Loan Level Reserve/LOC Report**": The monthly report in the "CREFC® Loan Level Reserve/LOC Report" format substantially in the form of and containing the information called for therein for the Mortgage Loans, or such other form for the presentation of such information as may be approved from time to time by the CREFC® for commercial mortgage securities transactions generally.

"**CREFC**® **Loan Liquidation Report**": A report substantially in the form of, and containing the information called for in, the downloadable form of the "Loan Liquidation Report" available and effective from time to time on the CREFC® Website, or such other form for the presentation of such information and containing such additional information as may from time to time be recommended by the CREFC® for commercial mortgage securities transactions generally.

"**CREFC**® **Loan Modification Report**": A report substantially in the form of, and containing the information called for in, the downloadable form of the "Loan Modification Report" available and effective from time to time on the CREFC® Website, or such other form for the presentation of such information and containing such additional information as may from time to time be recommended by the CREFC® for commercial mortgage securities transactions generally.

"**CREFC**® **Loan Periodic Update File**": The data file in the "CREFC® Loan Periodic Update File" format substantially in the form of and containing the information called for therein for the Mortgage Loans and the Trust Subordinate Companion Loan, or such other form for the presentation of such information as may be approved from time to time by the CREFC® for commercial mortgage securities transactions generally.

"**CREFC**® **Loan Setup File**": The data file in the "CREFC® Loan Setup File" format substantially in the form of and containing the information called for therein for the Mortgage Loans, or such other form for the presentation of such information as may be approved from time to time by the CREFC® for commercial mortgage securities transactions generally.

"**CREFC**® **NOI Adjustment Worksheet**": The worksheet in the "NOI Adjustment Worksheet" format substantially in the form of and containing the information called for therein for the Mortgage Loans, or such other form for the presentation of such information as may be approved from time to time by the CREFC® for commercial mortgage securities transactions generally.

"**CREFC**® **Operating Statement Analysis Report**": The report in the "Operating Statement Analysis Report" format substantially in the form of and containing the information called for therein for the Mortgage Loans, or such other form for the presentation of such information as may be approved from time to time by the CREFC® for commercial mortgage securities transactions generally.

"CREFC® Property File": The data file in the "CREFC® Property File" format substantially in the form of and containing the information called for therein for the Mortgage Loans, or such other form for the presentation of such information as may be approved from time to time by the CREFC® for commercial mortgage securities transactions generally.

"CREFC® Reconciliation of Funds Template": A report substantially in the form of, and containing the information called for in, the downloadable form of the "Reconciliation of Funds Template" available and effective from time to time on the CREFC® Website, or such other form for the presentation of such information and containing such additional information as may from time to time be recommended by the CREFC® for commercial mortgage securities transactions generally.

"CREFC® REO Liquidation Report": A report substantially in the form of, and containing the information called for in, the downloadable form of the "REO Liquidation Report" available and effective from time to time on the CREFC® Website, or such other form for the presentation of such information and containing such additional information as may from time to time be recommended by the CREFC® for commercial mortgage securities transactions generally.

"CREFC® REO Status Report": The monthly report in the "REO Status Report" format substantially in the form of and containing the information called for therein for the Mortgage Loans, or such other form for the presentation of such information as may be approved from time to time by the CREFC® for commercial mortgage securities transactions generally.

"CREFC® Servicer Realized Loss Template": A report substantially in the form of, and containing the information called for in, the downloadable form of the "Servicer Realized Loss Template" available and effective from time to time on the CREFC® Website.

"CREFC® Servicer Watch List": A monthly report, as of each Determination Date, including and identifying each Non-Specially Serviced Mortgage Loan satisfying the "CREFC® Portfolio Review Guidelines" approved from time to time by the CREFC® in the "CREFC® Servicer Watch List" format substantially in the form of and containing the information called for therein for the Mortgage Loans, or such other form (including other portfolio review guidelines) for the presentation of such information as may be approved from time to time by the CREFC® for commercial mortgage securities transactions generally.

"CREFC® Special Servicer Loan File": The data file in the "CREFC® Special Servicer Loan File" format substantially in the form of and containing the information called for therein for the Mortgage Loans, or such other form for the presentation of such information as may be approved from time to time by the CREFC® for commercial mortgage securities transactions generally.

"CREFC® Total Loan Report": A monthly report substantially in the form of, and containing the information called for in, the downloadable form of the "Total Loan Report" available as of the Closing Date on the CREFC® Website, or in such other form for the presentation of such information and containing such additional information as may from time to

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time be adopted by the CREFC® for commercial mortgage-backed securities transactions and is reasonably acceptable to the Master Servicer.

"CREFC® Website": The CREFC® Website located at "www.crefc.org" or such other primary website as the CREFC® may establish for dissemination of its report forms.

"Cross-Over Date": The Distribution Date on which the Certificate Balances of the Subordinate Certificates have all been reduced to zero as a result of the allocation of Realized Losses to such Certificates.

"Crossed Mortgage Loan Group": With respect to (i) any Mortgage Loan that consists of more than one commercial mortgage loan, the underlying group of loans that are cross-collateralized and cross-defaulted with each other and (ii) any two or more individual Mortgage Loans that are cross-collateralized and cross-defaulted with each other, such cross-collateralized and cross-defaulted Mortgage Loans.

"Crossed Underlying Loan": With respect to any Crossed Mortgage Loan Group, a Mortgage Loan that is cross-collateralized and cross-defaulted with one or more other Mortgage Loans within such Crossed Mortgage Loan Group.

"Crossed Underlying Loan Repurchase Criteria": With respect to any Crossed Mortgage Loan Group as to which one or more (but not all) of the Crossed Underlying Loans therein are affected by a Defect or a Breach (the Crossed Underlying Loan(s) in such Crossed Mortgage Loan Group affected by such Defect or Breach, for purposes of this definition, the "affected Crossed Underlying Loans" and the other Crossed Underlying Loan(s) in such Crossed Mortgage Loan Group, for purposes of this definition, the "remaining Crossed Underlying Loans") (i) the weighted average Debt Service Coverage Ratio for all the remaining Crossed Underlying Loans for the four most recently reported calendar quarters preceding the repurchase or substitution shall not be less than the greater of (a) the weighted average Debt Service Coverage Ratio for the entire such Crossed Mortgage Loan Group, including the affected Crossed Underlying Loan(s), for the four most recently reported calendar quarters preceding the repurchase or substitution, and (b) 1.25x, (ii) the weighted average LTV Ratio for all the remaining Crossed Underlying Loans determined at the time of repurchase or substitution based upon an Appraisal obtained by the Special Servicer at the expense of the related Mortgage Loan Seller shall not be greater than the least of (a) the weighted average LTV Ratio for the entire such Crossed Mortgage Loan Group, including the affected Crossed Underlying Loan(s), determined at the time of repurchase or substitution based upon an Appraisal obtained by the Special Servicer at the expense of the related Mortgage Loan Seller, (b) the weighted average LTV Ratio for the entire such Crossed Mortgage Loan Group, including the affected Crossed Underlying Loan(s), as of the Cut-off Date and (c) 75%, (iii) the related Mortgage Loan Seller, at its expense, shall have furnished the Trustee and the Certificate Administrator with an Opinion of Counsel that any modification relating to the repurchase or substitution of a Crossed Underlying Loan shall not cause an Adverse REMIC Event, (iv) the related Mortgage Loan Seller causes the affected Crossed Underlying Loan to become not cross-collateralized and cross-defaulted with the remaining related Crossed Underlying Loans prior to such repurchase or substitution or otherwise forbears from exercising enforcement rights against the Primary Collateral for any Crossed Underlying Loan(s) remaining in the Trust (while the Trust forbears from exercising enforcement rights against the Primary Collateral for the Mortgage Loan removed from the Trust) and (v) unless a Control Termination Event has occurred and is continuing, the Directing Certificateholder shall have consented to the repurchase or substitution of the affected Crossed Underlying Loan, which consent shall not be unreasonably withheld, conditioned or delayed.

"Custodial Exception Report": As defined in Section 2.02(b).

"Custodian": A Person who is at any time appointed by the Trustee pursuant to Section 8.11 as a document custodian for the Mortgage Files, which Person shall not be the Depositor, either of the Mortgage Loan Sellers or an Affiliate of any of them. The Certificate Administrator shall be the initial Custodian.

"Cut-off Date": With respect to each Mortgage Loan and Trust Subordinate Companion Loan, as applicable, the related Due Date of such Mortgage Loan and Trust Subordinate Companion Loan, as applicable in [DATE], or with respect to any Mortgage Loan that has its first Due Date in [DATE], the date that would have otherwise been the related Due Date in [DATE].

"Cut-off Date Principal Balance": With respect to any Mortgage Loan and Trust Subordinate Companion Loan, the outstanding principal balance of such Mortgage Loan or Trust Subordinate Companion Loan, as of the Cut-off Date, after application of all payments of principal due on or before such date, whether or not received.

"Debt Service Coverage Ratio": With respect to any Mortgage Loan, for any twelve-month period covered by an annual operating statement for the related Mortgaged Property, the ratio of (i) Net Operating Income produced by the related Mortgaged Property during such period to (ii) the aggregate amount of Periodic Payments (other than any Balloon Payment) due under such Mortgage Loan during such period; provided that with respect to the Mortgage Loans identified on Annex A-1 to the Prospectus as paying interest only for a specified period of time set forth in the related Mortgage Loan documents and then paying principal and interest, the related Periodic Payment will be calculated (for purposes of this definition only) to include interest and principal (based on the remaining amortization term indicated in the Mortgage Loan Schedule).

"Default Interest": With respect to any Mortgage Loan, Companion Loan or Trust Subordinate Companion Loan, all interest accrued in respect of such Mortgage Loan, Companion Loan or Trust Subordinate Companion Loan during such Collection Period provided for in the related Mortgage Note or Mortgage as a result of a default (exclusive of late payment charges) that is in excess of interest at the related Mortgage Rate accrued on the unpaid principal balance of such Mortgage Loan, Companion Loan or Trust Subordinate Companion Loan outstanding from time to time.

["Defaulted Mortgage Loan": A Mortgage Loan (other than a Non-Serviced Mortgage Loan) or a Serviced Whole Loan (i) that is delinquent at least sixty (60) days in respect of its Periodic Payments or delinquent in respect of its Balloon Payment, if any, in either case such delinquency to be determined without giving effect to any Grace Period permitted by the

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related Mortgage or Mortgage Note and without regard to any acceleration of payments under the related Mortgage and Mortgage Note or (ii) as to which the Master Servicer or Special Servicer has, by written notice to the related Mortgagor, accelerated the maturity of the indebtedness evidenced by the related Mortgage Note. For the avoidance of doubt, a defaulted Companion Loan does not constitute a "Defaulted Mortgage Loan".]

"Defeasance Accounts": As defined in Section 3.18(j).

"Defect": As defined in Section 2.02(f).

"Deficient Exchange Act Deliverable": With respect to the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Custodian, the Certificate Administrator, the Trustee and each Servicing Function Participant and Additional Servicer retained by it (other than an Initial Sub-Servicer), any item (x) regarding such party, (y) prepared by such party or any registered public accounting firm, attorney or other agent retained by such party to prepare such information and (z) delivered by or on behalf of such party pursuant to the delivery requirements under Article XI of this Agreement that does not conform to the applicable reporting requirements under the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder.

"Deficient Valuation": With respect to any Mortgage Loan, Serviced Whole Loan or Trust AB Whole Loan (or Trust Subordinate Companion Loan), as applicable, a valuation by a court of competent jurisdiction of the Mortgaged Property in an amount less than the then outstanding principal balance of such Mortgage Loan, Serviced Whole Loan or Trust AB Whole Loan (or Trust Subordinate Companion Loan) which valuation results from a proceeding initiated under the Bankruptcy Code.

"Definitive Certificate": Any Certificate in definitive, fully registered form without interest coupons. Initially, the Class [R] Certificates, Class [ARD] Certificates and any Certificate issued pursuant to Sections 5.02(c) and (d) shall be Definitive Certificates.

["Delinquent Mortgage Loan": A Mortgage Loan that is delinquent at least sixty (60) days in respect of its Periodic Payments or Balloon Payment, if any, in either case such delinquency to be determined without giving effect to any Grace Period.]

"Denomination": With respect to any Certificate or any beneficial interest in a Certificate the amount (i) (a) set forth on the face thereof, (b) set forth on a schedule attached thereto or (c) in the case of any beneficial interest in a Book-Entry Certificate, the interest of the related Certificate Owner in the applicable Class of Certificates as reflected on the books and records of the Depository or related Depository Participant, as applicable, (ii) expressed in terms of initial Certificate Balance or initial Notional Amount, as applicable, and (iii) in an authorized denomination, as set forth in Section 5.01(a).

"Depositor": Banc of American Merrill Lynch Commercial Mortgage Inc., a Delaware corporation, or its successor in interest.

"Depository": DTC, or any successor Depository hereafter named. The nominee of the initial Depository for purposes of registering those Certificates that are to be Book-Entry

Certificates, is Cede & Co. The Depository shall at all times be a "clearing corporation" as defined in Section 8-102(3) of the UCC of the State of New York and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

"Depository Participant": A broker, dealer, bank or other financial institution or other Person for whom from time to time the Depository effects book-entry transfers and pledges of securities deposited with the Depository.

"Determination Date": With respect to any Distribution Date, the [_____] ([__]) day of each calendar month (or, if the [_____] ([__]) calendar day of that month is not a Business Day, then the next Business Day.

"Diligence File": Any documents (other than documents required to be part of the related Mortgage File but including copies of such documents required to be part of the related Mortgage File) related to the origination or the servicing of the Mortgage Loans or Serviced Whole Loans that were delivered by the applicable Mortgage Loan Seller in connection with the transfer of the applicable Mortgage Loan to the Trust, including but not limited to appraisals, environmental reports, engineering reports, legal opinions, the applicable Mortgage Loan Seller's asset summary, copies of all property insurance policies for the Mortgaged Property, credit reports, surveys, zoning reports, tenant estoppel certificates, financial statements of borrower and any guarantor, operating statements for the mortgaged property or properties, UCC searches, litigation searches and bankruptcy searches, in each case, to the extent that the originator received such in connection with the origination of the Mortgage Loan; provided that no information that is proprietary to the related originator or Mortgage Loan Seller or any draft documents, privileged or internal communications, credit underwriting or due diligence analysis will constitute part of the Diligence File.

["Directing Certificateholder": The initial Directing Certificateholder shall be [_____]. Thereafter, the Directing Certificateholder shall be the Controlling Class Certificateholder (or a representative thereof) selected by more than 50% of the Controlling Class Certificateholders, (by Certificate Balance, as determined by the Certificate Registrar from time to time); provided, however, that (i) absent that selection, or (ii) until a Directing Certificateholder is so selected or (iii) upon receipt of a notice from a majority of the Controlling Class Certificateholders, by Certificate Balance, that a Directing Certificateholder is no longer designated, the Controlling Class Certificateholder that owns the largest aggregate Certificate Balance of the Controlling Class (or a representative thereof) will be the Directing Certificateholder; provided, however, that, in the case of this clause (iii), in the event that no one Holder owns the largest aggregate Certificate Balance of the Controlling Class, then there will be no Directing Certificateholder until appointed in accordance with the terms of this Agreement. After the occurrence and during the continuance of a Control Termination Event, the Directing Certificateholder shall only retain its consultation rights to the extent specifically provided for herein. After the occurrence of a Consultation Termination Event, there will be no Directing Certificateholder. The Depositor shall promptly provide the name and contact information for the initial Directing Certificateholder upon request of any party to this Agreement and any such requesting party may conclusively rely on the name and contact information provided by the Depositor. In the event the Controlling Class Certificateholder has elected to irrevocably waive its right to appoint a Directing Certificateholder or to exercise any of the rights of the Controlling

Class Certificateholder, there will be no Directing Certificateholder and no party will be entitled to exercise any of the rights of the Directing Certificateholder until such time as a Controlling Class Certificateholder is reinstated pursuant to Section 3.23(l) hereof and a new Directing Certificateholder is appointed in accordance with the terms hereof. The Certificate Administrator and the other parties hereto shall be entitled to assume that the identity of the Directing Certificateholder has not changed until such parties receive written notice of a replacement of the Directing Certificateholder from a party holding the requisite interest in the Controlling Class, or the resignation of the then-current Directing Certificateholder.]

"Directly Operate": With respect to any REO Property (except with respect to a Non-Serviced Mortgaged Property), the furnishing or rendering of services to the tenants thereof, that are not customarily provided to tenants in connection with the rental of space "for occupancy only" within the meaning of Treasury Regulations Section 1.512(b)-1(c)(5), the management or operation of such REO Property, the holding of such REO Property primarily for sale to customers, the use of such REO Property in a trade or business conducted by the Trust or on behalf of a Companion Holder or the performance of any construction work on the REO Property (other than the completion of a building or improvement, where more than 10% of the construction of such building or improvement was completed before default became imminent), other than through an Independent Contractor; provided, however, that an REO Property shall not be considered to be Directly Operated solely because the Trustee (or the Special Servicer on behalf of the Trustee) establishes rental terms, chooses tenants, enters into or renews leases, deals with taxes and insurance or makes decisions as to repairs or capital expenditures with respect to such REO Property or takes other actions consistent with Treasury Regulations Section 1.856-4(b)(5)(ii).

"Disclosable Special Servicer Fees": With respect to any Mortgage Loan any related Serviced Companion Loan (including any related REO Property), any compensation and other remuneration (including, without limitation, in the form of commissions, brokerage fees, or rebates, or as a result of any other fee-sharing arrangement) received or retained by the Special Servicer or any of its Affiliates that is paid by any Person (including, without limitation, the Trust, any Mortgagor, any manager, any guarantor or indemnitor in respect of a Mortgage Loan of Serviced Companion Loan and any purchaser of any Mortgage Loan or Serviced Companion Loan or REO Property) in connection with the disposition, workout or foreclosure of any Mortgage Loan, the management or disposition of any REO Property, and the performance by the Special Servicer or any such Affiliate of any other special servicing duties under this Agreement, other than (1) any Permitted Special Servicer/Affiliate Fees and (2) any compensation to which the Special Servicer is entitled pursuant to Section 3.11 of this Agreement.

"Disclosure Parties": As defined in Section 3.13(e).

"Dispute Resolution Consultation": As defined in Section 2.03(l)(iii).

"Dispute Resolution Cut-off Date": As defined in Section 2.03(l)(i).

"Disqualified Organization": Any of (i) the United States, any State or political subdivision thereof, any possession of the United States or any agency or instrumentality of any of the foregoing (other than an instrumentality which is a corporation if all of its activities are subject to tax and, except for Freddie Mac, a majority of its board of directors is not selected by such governmental unit), (ii) a foreign government, any international organization or any agency or instrumentality of any of the foregoing, (iii) any organization (other than certain farmers' cooperatives described in Section 521 of the Code) which is exempt from the tax imposed by Chapter 1 of the Code (including the tax imposed by Section 511 of the Code on unrelated business taxable income) on any excess inclusions (as defined in Section 860E(c)(1) of the Code) with respect to the Class [R] Certificates (except certain farmers' cooperatives described in Section 521 of the Code), (iv) rural electric and telephone cooperatives described in Section 1381(a)(2)(C) of the Code, (v) an "electing large partnership," as defined in Section 775 of the Code and (vi) any other Person so designated by the Trustee or the Certificate Administrator based upon an Opinion of Counsel as provided to the Trustee or the Certificate Administrator (at no expense to the Trustee or the Certificate Administrator) that the holding of an Ownership Interest in a Class [R] Certificate by such Person may cause any Trust REMIC to fail to qualify as a REMIC at any time that the Certificates are outstanding or any Person having an Ownership Interest in any Class of Certificates (other than such Person) to incur a liability for any federal tax imposed under the Code that would not otherwise be imposed but for the Transfer of an Ownership Interest in a Class [R] Certificate to such Person. The terms "United States," "State" and "international organization" shall have the meanings set forth in Section 7701 of the Code or successor provisions.

"Distribution Accounts": Collectively, the Upper-Tier REMIC Distribution Account, the Class [EC] Distribution Account, the [LOAN-SPECIFIC] REMIC Distribution Account, the Lower-Tier REMIC Distribution Account and the Excess Interest Distribution Account (and in each case any subaccount thereof), all of which may be subaccounts of a single Eligible Account.

"Distribution Date": The [__] Business Day following each Determination Date, beginning in [DATE]. The initial Distribution Date shall be [DATE].

"Do Not Hire List": The list, as may be updated at any time, provided by the Depositor to the Master Servicer, Special Servicer, the Certificate Administrator, Trustee, Operating Advisor or Asset Representations Reviewer, which lists certain parties identified by the Depositor as having failed to comply (after any applicable cure period) with their respective obligations under Article XI of this Agreement or as having failed to comply (after any applicable cure period) with any similar Regulation AB reporting requirements under any other securitization transaction. [For the avoidance of doubt, as of the Closing Date, no parties appear on the Do Not Hire List.]

"DTC": The Depository Trust Company, a New York corporation.

"Due Date": With respect to (i) any Mortgage Loan, Companion Loan or Trust Subordinate Companion Loan, as applicable, on or prior to its Maturity Date, the day of the month set forth in the related Mortgage Note on which each Periodic Payment thereon is scheduled to be first due, (ii) any Mortgage Loan, Companion Loan or Trust Subordinate Companion Loan, as applicable, after the Maturity Date therefor, the day of the month set forth in the related Mortgage Note on which each Periodic Payment on such Mortgage Loan,

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Companion Loan or Trust Subordinate Companion Loan, as applicable, had been scheduled to be first due, and (iii) any REO Loan, the day of the month set forth in the related Mortgage Note on which each Periodic Payment on the related Mortgage Loan, Companion Loan or Trust Subordinate Companion Loan, as applicable, had been scheduled to be first due.

"EDGAR": As defined in Section 11.03.

"EDGAR-Compatible Format": Any format compatible with EDGAR, including HTML, Word or clean, searchable PDFs.

"Election Notice": As defined in Section 2.03(l)(i).

"Eligible Account": Any of the following: (i) a segregated account or accounts maintained with a federal or state chartered depository institution or trust company (including the Trustee or the Certificate Administrator), (A) the long -term unsecured debt obligations of which are rated at least "[___]" by [RA1], if the deposits are to be held in such account for thirty (30) days or more, and the short-term debt obligations of which have a short-term rating of not less than "[___]" from [RA1], if the deposits are to be held in such account for less than thirty (30) days, (B) the long-term unsecured debt obligations of which are rated at least "[___]" by [RA2], if the deposits are to be held in such account for thirty (30) days or more, and the short-term debt obligations of which have a short-term rating of not less than "[___]" from [RA2], if the deposits are to be held in such account for less than thirty (30) days and (C) the long-term unsecured debt obligations of which are rated at least "[___]" by [RA3] (if then rated by [RA3], or if not rated by [RA3], an equivalent rating (or higher) by at least two (2) NRSROs (which may include [RA1] and [RA2]) or such other rating confirmed in a Rating Agency Confirmation), if the deposits are to be held in such account for thirty (30) days or more, and the short-term debt obligations of which have a short-term rating of not less than "[___]" from [RA3] (if then rated by [RA3], or if not rated by [RA3], an equivalent rating (or higher) by at least two (2) NRSROs (which may include [RA1] and [RA2]) or such other rating confirmed in a Rating Agency Confirmation), if the deposits are to be held in such account for less than thirty (30) days; (ii) an account or accounts maintained with [FINANCIAL INSTITUTION] so long as [FINANCIAL INSTITUTION]'s long-term unsecured debt rating shall be at least "[___]" from [RA1] (if the deposits are to be held in the account for more than thirty (30) days), "[___]" from [RA2] (if the deposits are to be held in the account for more than thirty (30) days) and "[___]" from [RA3] (if then rated by [RA3], or if not rated by [RA3], an equivalent rating (or higher) by at least two (2) NRSROs (which may include [RA1] and [RA2]) or such other rating confirmed in a Rating Agency Confirmation) or [FINANCIAL INSTITUTION]'s short-term deposit or short-term unsecured debt rating shall be at least "[___]" from [RA1] (if the deposits are to be held in the account for thirty (30) days or less), "[___]" from [RA2] (if the deposits are to be held in the account for thirty (30) days or less) and "[___]" from [RA3] (if then rated by [RA3], or if not rated by [RA3], an equivalent rating by at least two (2) NRSROs (which may include [RA1] and [RA2]) or such other rating confirmed in a Rating Agency Confirmation); (iii) an account or accounts maintained with [FINANCIAL INSTITUTION], provided (A) that the short-term debt obligations or commercial paper of [FINANCIAL INSTITUTION] are rated at least "[___]" by [RA2] and "[___]" from [RA3] (if then rated by [RA3], or if not rated by [RA3], an equivalent rating (or higher) by at least two (2) NRSROs (which may include [RA1] and [RA2]) or such other rating confirmed in a Rating Agency Confirmation) in the case of letters of credit or accounts in which funds are held for thirty (30) days or less and the long-term unsecured debt obligations of [FINANCIAL INSTITUTION] are rated at least "[__]" by [RA2] and "[__]" from [RA3] (if then rated by [RA3], or if not rated by [RA3], an equivalent rating (or higher) by at least two (2) NRSROs (which may include [RA1] and [RA2]) or such other rating confirmed in a Rating Agency Confirmation) in the case of letters of credit or accounts in which funds are held for more than thirty (30) days and (B) the long term unsecured debt rating of [FINANCIAL INSTITUTION] shall be at least "[__]" from [RA1]; provided, however, that so long as [FINANCIAL INSTITUTION]'s long term unsecured debt rating shall be "[__]" from [RA1], such account or accounts maintained with [FINANCIAL INSTITUTION] shall be limited to 10.0% or less of the outstanding principal balance of the Mortgage Loans; (iv) such other account or accounts that, but for the failure to satisfy one or more of the minimum rating(s) set forth in the applicable clause, would be listed in clauses (i) – (iii) above, with respect to which a Rating Agency Confirmation has been obtained from each Rating Agency for which the minimum ratings set forth in the applicable clause is not satisfied with respect to such account, which account may be an account maintained by or with the Certificate Administrator, the Trustee, the Master Servicer or the Special Servicer; (v) any other account or accounts not listed in clauses (i) – (iii) above with respect to which a Rating Agency Confirmation has been obtained from each and every Rating Agency and a confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates pursuant to Section 3.25), which account may be an account maintained by or with the Certificate Administrator, the Trustee, the Master Servicer or the Special Servicer, or (vi) a segregated trust account or accounts maintained with the corporate trust department of a federal or state chartered depository institution or trust company that has a long-term unsecured debt rating of at least "[__]" from [RA1] (if the deposits are to be held in the account for more than thirty (30) days) or a short-term unsecured debt rating of at least "[__]" from [RA1] (if the deposits are to be held in the account for thirty (30) days or less) and that, in either case, has corporate trust powers, acting in its fiduciary capacity, provided that any state chartered depository institution or trust company is subject to regulation regarding fiduciary funds substantially similar to 12 C.F.R. § 9.10(b). Eligible Accounts may bear interest. No Eligible Account shall be evidenced by a certificate of deposit, passbook or other similar instrument.

"Eligible Asset Representations Reviewer": An institution (a) that has not been a special servicer, operating advisor or asset representations reviewer on a transaction for which [RATING AGENCIES] has qualified, downgraded or withdrawn its rating or ratings of, one or more classes of certificates for such transaction citing servicing or other relevant concerns with the special servicer, operating advisor or asset representations reviewer as the sole or material factor in such rating action, (b) can and will make the representations and warranties set forth in Section 6.01(d) of this Agreement, (c) is not (and is not affiliated with) a Mortgage Loan Seller, Master Servicer, Special Servicer, the Depositor, the Certificate Administrator, the Trustee, the Directing Certificateholder or any of their respective Affiliates, (d) has not performed (and is not affiliated with any party hired to perform) any due diligence or similar services with respect to any Mortgage Loan or any related Companion Loan prior to the Closing Date for or on behalf of any Sponsor, any Mortgage Loan Seller, any Underwriter or the Directing Certificateholder or any of their respective Affiliates, or have been paid any fees, compensation or other

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remuneration by any of them in connection with any such services, and (e) that does not directly or indirectly, through one or more Affiliates or otherwise, own any interest in any Certificates, any Mortgage Loans, any Companion Loan or any securities backed by a Companion Loan or otherwise have any financial interest in the securitization transaction to which this Agreement relates, other than in fees from its role as Asset Representations Reviewer and except as set forth in Section 12.04.

["Eligible Asset Representations Reviewer": An entity that (i) (A) is (or as to which each of the personnel responsible for supervising the obligations of the Asset Representation Reviewer is) (I) regularly engaged in the business of analyzing and advising clients in commercial mortgage-backed securities matters and has at least five (5) years of experience in collateral analysis and loss projections, and (II) has (or as to which each of the personnel responsible for supervising the obligations of the Asset Representation Reviewer has) at least five (5) years of experience in commercial real estate asset management and in the workout and management of distressed commercial real estate assets or (B) that is an asset reviewer or operating advisor on a commercial mortgage-backed securities transaction rated by [NAMES OF RATING AGENCIES] (including, in the case of the operating advisor, this transaction) but has not been asset reviewer or operating advisor on a transaction for which any Rating Agency has qualified, downgraded or withdrawn its rating or ratings of, one or more classes of certificates for such transaction publicly citing performance concerns with the asset reviewer or operating advisor as the sole or a material factor in such rating action, (ii) can and will make the representations and warranties set forth in Section 6.01(d) of this Agreement, (iii) is not affiliated with a Mortgage Loan Seller, Master Servicer, Special Servicer, the Depositor, the Certificate Administrator, the Trustee, the Directing Certificateholder or any of their respective Affiliates, (iv) has not performed (and is not affiliated with any party hired to perform) any due diligence or similar services with respect to any Mortgage Loan or any related Companion Loan prior to the Closing Date for or on behalf of any Sponsor, any Mortgage Loan Seller, any Underwriter or the Directing Certificateholder or any of their respective Affiliates, or have been paid any fees, compensation or other remuneration by any of them in connection with any such services, and (v) that does not directly or indirectly, through one or more Affiliates or otherwise, own any interest in any Certificates, any Mortgage Loans, Serviced Companion Loan or Serviced Companion Loan Securities or otherwise have any financial interest in the securitization transaction to which this Agreement relates, other than in fees from its role as Asset Representations Reviewer and except as set forth in Section 12.04.]

"Eligible Operating Advisor": An institution (a) that is a special servicer or operating advisor on a commercial mortgage-backed securities transaction rated by [RATING REQUIREMENT] (including, in the case of the Operating Advisor, this transaction) but has not been special servicer or operating advisor on a transaction for which any Rating Agency has qualified, downgraded or withdrawn its rating or ratings of, one or more classes of certificates for such transaction citing servicing concerns with the special servicer or operating advisor as the sole or a material factor in such rating action; (b) that can and will make the representations and warranties of the Operating Advisor set forth in Section 6.01(c) of this Agreement; (c) that is not (and is not affiliated with) the Depositor, the Trustee, the Certificate Administrator, the Master Servicer, the Special Servicer, a Mortgage Loan Seller, the Directing Certificateholder, a depositor, a trustee, a certificate administrator, a master servicer or special servicer with respect to the securitization of a Companion Loan, or any of their respective affiliates; (d) that has not been paid by any Special Servicer or successor Special Servicer any fees, compensation or other remuneration (x) in respect of its obligations hereunder or (y) for the appointment or recommendation for replacement of a successor Special Servicer to become the Special Servicer[; and (e) that does not directly or indirectly, through one or more Affiliates or otherwise, own any interest in any Certificates, any Mortgage Loans, any Companion Loan or any securities backed by a Companion Loan or otherwise have any financial interest in the securitization transaction to which this Agreement relates, other than the Asset Representations Reviewer Fee and any other fees from its role as Operating Advisor and except as set forth in Section 3.26(r).][APPLICABLE TO OFFERINGS WITH CLOSING DATES ON AND AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST]

["Eligible Operating Advisor": an entity that (i) (A) is (or as to which each of the personnel responsible for supervising the obligations of the Operating Advisor is) (I) regularly engaged in the business of analyzing and advising clients in commercial mortgage-backed securities matters and has at least five (5) years of experience in collateral analysis and loss projections, and (II) has (or as to which each of the personnel responsible for supervising the obligations of the Operating Advisor has) at least five (5) years of experience in commercial real estate asset management and in the workout and management of distressed commercial real estate assets or (B) that is a special servicer or operating advisor on a commercial mortgage-backed securities transaction rated by [NAMES OF RATING AGENCIES] (including, in the case of the operating advisor, this transaction) but has not been special servicer or operating advisor on a transaction for which any Rating Agency has qualified, downgraded or withdrawn its rating or ratings of, one or more classes of certificates for such transaction publicly citing servicing concerns with the special servicer or operating advisor as the sole or a material factor in such rating action]; (b) that can and will make the representations and warranties of the Operating Advisor set forth in Section 6.01(c) of this Agreement; (c) that is not the Depositor, the Master Servicer, the Special Servicer, a Mortgage Loan Seller, the Directing Certificateholder, a depositor, master servicer or special servicer with respect to the securitization of a Companion Loan, or any of their respective affiliates; (d) that has not been paid by any Special Servicer or successor Special Servicer any fees, compensation or other remuneration (x) in respect of its obligations hereunder or (y) for the appointment or recommendation for replacement of a successor Special Servicer to become the Special Servicer[; and (e) that does not directly or indirectly, through one or more Affiliates or otherwise, own any interest in any Certificates, Mortgage Loans, Serviced Companion Loan or Serviced Companion Loan Securities or otherwise have any financial interest in the securitization transaction to which this Agreement relates, other than the Operating Advisor Fee, the Operating Advisor Consulting Fee, and any other fees from its role as Operating Advisor and except as set forth in Section 3.26(r).][APPLICABLE TO OFFERINGS WITH CLOSING DATES ON AND AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST]]

"Enforcing Party": The person obligated to enforce the rights of the Trust against the related Mortgage Loan Seller with respect to the Repurchase Request.

"Environmental Assessment": An "environmental site assessment" as such term is defined in, and meeting the criteria of, the American Society of Testing Materials Standard Section E 1527-00, or any successor thereto.

"Environmental Indemnity Agreement": With respect to any Mortgage Loan or Trust Subordinate Companion Loan, any agreement between the Mortgagor (or a guarantor thereof) and the originator of such Mortgage Loan or Trust Subordinate Companion Loan relating to the Mortgagor's obligation to remediate or monitor or indemnify for any environmental problems relating to the related Mortgaged Property.

"ERISA": The Employee Retirement Income Security Act of 1974, as amended.

"ERISA Restricted Certificate": Any Certificate (other than a Class [R] or Class [ARD] Certificate) that does not meet the requirements of Prohibited Transaction Exemption 2002-19 (as such exemption may be amended from time to time) as of the date of the acquisition of such Certificate by a Plan. As of the Closing Date, each of the [LOAN-SPECIFIC], Class [E], Class [F] and Class [NR] Certificates is an ERISA Restricted Certificate.

"Escrow Payment": Any payment received by the Master Servicer or the Special Servicer for the account of any Mortgagor for application toward the payment of real estate taxes, assessments, insurance premiums, ground lease rents and similar items in respect of the related Mortgaged Property, including amounts for deposit to any reserve account.

"Euroclear": The Euroclear System or any successor thereto.

"Excess Interest": With respect to each ARD Loan, interest accrued on such ARD Loan after the Anticipated Repayment Date allocable to the Excess Rate, including all interest accrued thereon to the extent permitted by applicable law and the related Mortgage Loan documents. The Excess Interest shall not be an asset of any Trust REMIC, but rather shall be an asset of the Grantor Trust.

"Excess Interest Distribution Account": The trust account or accounts created and maintained as a separate account or accounts (or as a subaccount of the Distribution Account) by the Certificate Administrator pursuant to Section 3.04(c), which shall be entitled "[_____]", and which must be an Eligible Account (or a subaccount of an Eligible Account). The Excess Interest Distribution Account shall be held solely for the benefit of the Holders of the Class [ARD] Certificates. The Excess Interest Distribution Account shall not be an asset of any Trust REMIC, but rather shall be an asset of the Grantor Trust.

"Excess Modification Fee Amount": With respect to either the Master Servicer or the Special Servicer, any Corrected Loan and any particular modification, waiver, extension or amendment with respect to such Corrected Loan that gives rise to the payment of a Workout Fee, an amount equal to the aggregate of any Excess Modification Fees paid by or on behalf of the related Mortgagor with respect to the related Mortgage Loan (including the related Serviced Companion Loan or Subordinate Companion Loan, if applicable, unless prohibited under the related Intercreditor Agreement) and received and retained by the Master Servicer or the Special Servicer, as applicable, as compensation within the prior [eighteen] [(18)] months of such

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modification, waiver, extension or amendment, but only to the extent those fees have not previously been deducted from a Workout Fee or Liquidation Fee.

"Excess Modification Fees": With respect to any Mortgage Loan (other than any Non-Serviced Mortgage Loan), Serviced Whole Loan or Trust AB Whole Loan, the sum of (A) the excess, if any, of (i) any and all Modification Fees with respect to a modification, waiver, extension or amendment of any of the terms of such Mortgage Loan, Serviced Whole Loan or Trust AB Whole Loan, as applicable, over (ii) all unpaid or unreimbursed additional expenses (including, without limitation, reimbursement of Advances and interest on Advances to the extent not otherwise paid or reimbursed by the Mortgagor but excluding Special Servicing Fees, Workout Fees and Liquidation Fees) outstanding or previously incurred on behalf of the Trust with respect to the related Mortgage Loan, Serviced Whole Loan or Trust AB Whole Loan, as applicable, and reimbursed from such Modification Fees and (B) expenses previously paid or reimbursed from Modification Fees as described in the preceding clause (A), which expenses have been recovered from the related Mortgagor or otherwise. With respect to each of the Master Servicer and the Special Servicer, the Excess Modification Fees collected and earned by such Person from the related Mortgagor (taken in the aggregate with any other Excess Modification Fees collected and earned by such Person from the related Mortgagor within the prior twelve (12) months of the collection of the current Excess Modification Fees) will be subject to a cap of [1.0]% of the outstanding principal balance of the related Mortgage Loan, Serviced Whole Loan or Trust AB Whole Loan, as applicable, on the closing date of the related modification, extension, waiver or amendment (after giving effect to such modification, extension, waiver or amendment) with respect to any Mortgage Loan, Serviced Whole Loan or Trust AB Whole Loan, as applicable.

"Excess Prepayment Interest Shortfall": The aggregate of any Prepayment Interest Shortfalls resulting from any principal prepayments made on the Mortgage Loans to be included in the Available Funds for any Distribution Date that are not covered by the Master Servicer's Compensating Interest Payment for the related Distribution Date [and the portion of the compensating interest payments allocable to the Non-Serviced Mortgage Loan to the extent received from the Non-Serviced Master Servicer].

"Excess Rate": With respect to each ARD Loan, the excess of (i) the applicable Revised Rate over (ii) the applicable Mortgage Rate, each as set forth in the Mortgage Loan Schedule.

"Exchange": As defined in Section 3.30(g).

"Exchange Act": The Securities Exchange Act of 1934, as amended from time to time and the rules and regulations of the Commission thereunder.

"Exchange Date": As defined in Section 5.09(b).

"Exchange Election Notice": As defined in Section 3.30(g).

"Exchangeable Certificate": Any of the Class [A-S], Class [B], Class [C] or Class [EC] Certificates.

"Exchangeable Proportion": Following the Closing Date, the aggregate Exchangeable Certificates that collectively evidence a uniform Tranche Percentage Interest in each Class [EC] Components.

"Extended Cure Period": As defined in Section 2.03(b).

"Fannie Mae": Federal National Mortgage Association or any successor thereto.

"FDIC": Federal Deposit Insurance Corporation or any successor thereto.

"Final Asset Status Report": With respect to any Specially Serviced Mortgage Loan, each related Asset Status Report, together with such other data or supporting information provided by the Special Servicer to the Directing Certificateholder and Operating Advisor which does not include any communication (other than the related Asset Status Report) between the Special Servicer and Directing Certificateholder with respect to such Specially Serviced Mortgage Loan; provided that, so long as a Control Termination Event has not occurred and is not continuing, no Asset Status Report shall be considered to be a Final Asset Status Report unless the Directing Certificateholder has either finally approved of and consented to the actions proposed to be taken in connection therewith, or has exhausted all of its rights of approval and consent pursuant to Section 3.19, or has been deemed to have approved or consented to such action or the Asset Status Report is otherwise implemented by the Special Servicer in accordance with this Agreement.

"Final Dispute Resolution Election Notice": As defined in Section 2.03(l)(iii).

"Final Recovery Determination": A reasonable determination by the Special Servicer, in consultation with the Directing Certificateholder if made prior to the occurrence of a Consultation Termination Event, with respect to any Defaulted Mortgage Loan (and, if applicable, any defaulted Companion Loan or defaulted Trust Subordinate Companion Loan) or Corrected Loan or REO Property (other than a Mortgage Loan, REO Property or Trust Subordinate Companion Loan, as the case may be, that was purchased by (i) any of the Mortgage Loan Sellers pursuant to Section 5 of the applicable Mortgage Loan Purchase Agreement, (ii) the Special Servicer or other person pursuant to Section 3.16(b), any Companion Holder, any related Subordinate Loan-Specific Directing Certificateholder or any mezzanine lender pursuant to Section 3.16 or (iii) the Master Servicer, Special Servicer, the Holders of the Controlling Class, or the Holders of the Class [R] Certificates pursuant to Section 9.01) that there has been a recovery of all Insurance and Condemnation Proceeds, Liquidation Proceeds, REO Revenue and other payments or recoveries that, in the Special Servicer's judgment, which judgment was exercised without regard to any obligation of the Special Servicer to make payments from its own funds pursuant to Section 3.07(b), will ultimately be recoverable. Prior to the occurrence and continuance of any Control Termination Event, the Directing Certificateholder shall have ten (10) Business Days to review and approve each such recovery determination by the Special Servicer; provided, however, that if the Directing Certificateholder fails to approve or disapprove any recovery determination within ten (10) Business Days of receipt of the initial recovery determination, such consent shall be deemed given.

"Form 8-K Disclosure Information": As defined in Section 11.07.

"Form 15 Suspension Notification": As defined in Section 11.08.

"Freddie Mac": Federal Home Loan Mortgage Corporation or any successor thereto.

"Gain-on-Sale Proceeds": With respect to any Mortgage Loan (other than any Non-Serviced Mortgage Loan) and, in the case of the Trust AB Whole Loan, the Trust Subordinate Companion Loan, the excess of (i) Liquidation Proceeds net of any related Liquidation Expenses (or the portion of such net Liquidation Proceeds payable to the related Mortgage Loan (and, in the case of the Trust AB Whole Loan, the Trust Subordinate Companion Loan) pursuant to the related Intercreditor Agreement) over (ii) the Purchase Price for such Mortgage Loan (and, in the case of the Trust AB Whole Loan, the Trust Subordinate Companion Loan) on the date on which Liquidation Proceeds were received.

"Gain-on-Sale Reserve Account": A custodial account or accounts (or subaccount of the Distribution Account) created and maintained by the Certificate Administrator, pursuant to Section 3.04(e) on behalf of the Trustee for the benefit of the Certificateholders, which shall initially be entitled "[_____]". Any such account shall be an Eligible Account or a subaccount of an Eligible Account.

"Grace Period": The number of days before a payment default is an event of default under the related Mortgage Loan and/or before the imposition of late payment charges and/or default interest.

"Grantor Trust": A segregated asset pool within the Trust Fund treated as a "grantor trust" under subpart E, part I of subchapter J of the Code, consisting of the assets described in the Preliminary Statement hereto.

"Ground Lease": The ground lease pursuant to which any Mortgagor holds a leasehold interest in the related Mortgaged Property and any estoppels or other agreements executed and delivered by the ground lessor in favor of the lender under the Mortgage Loan.

"Hazardous Materials": Any dangerous, toxic or hazardous pollutants, chemicals, wastes or substances, including, without limitation, those so identified pursuant to CERCLA or any other federal, state or local environmental related laws and regulations, and specifically including, without limitation, asbestos and asbestos-containing materials, polychlorinated biphenyls, radon gas, petroleum and petroleum products, urea formaldehyde and any substances classified as being "in inventory," "usable work in process" or similar classification which would, if classified as unusable, be included in the foregoing definition.

"Independent": When used with respect to any accountants, a Person who is "independent" within the meaning of Rule 2-01(b) of the Commission's Regulation S-X. When used with respect to any specified Person, any such Person who (i) is in fact independent of the

Trustee, the Certificate Administrator, the Depositor, the Master Servicer, the Special Servicer, the Directing Certificateholder, the Companion Holders (insofar as the relevant matter involves a Whole Loan (whether alone or together with one or more other Mortgage Loans)), the Subordinate Loan-Specific Directing Certificateholder (insofar as the relevant matter involves the Trust AB Whole Loan (whether alone or together with one or more other Mortgage Loans)), the Operating Advisor, the Asset Representations Reviewer and all Affiliates thereof, (ii) does not have any material direct financial interest in or any material indirect financial interest in any of the Trustee, the Certificate Administrator, the Depositor, the Master Servicer, the Special Servicer, the Directing Certificateholder, the Companion Holders (insofar as the relevant matter involves a Whole Loan (whether alone or together with one or more other Mortgage Loans)), the Subordinate Loan-Specific Directing Certificateholders (insofar as the relevant matter involves the Trust AB Whole Loan (whether alone or together with one or more other Mortgage Loans)), the Operating Advisor, the Asset Representations Reviewer or any Affiliate thereof and (iii) is not connected with the Trustee, the Certificate Administrator, the Depositor, the Master Servicer, the Special Servicer, the Directing Certificateholder, the Companion Holders (insofar as the relevant matter involves a Whole Loan (whether alone or together with one or more other Mortgage Loans)), the Subordinate Loan-Specific Directing Certificateholders (insofar as the relevant matter involves the Trust AB Whole Loan (whether alone or together with one or more other Mortgage Loans)), the Operating Advisor, the Asset Representations Reviewer or any Affiliate thereof as an officer, employee, promoter, underwriter, trustee, partner, director or Person performing similar functions; provided, however, that a Person shall not fail to be Independent of the Trustee, the Certificate Administrator, the Depositor, the Master Servicer, the Special Servicer, the Directing Certificateholder, the Companion Holders, the Subordinate Loan-Specific Directing Certificateholder, the Operating Advisor, the Asset Representations Reviewer or any Affiliate thereof merely because such Person is the beneficial owner of 1% or less of any Class of securities issued by the Trustee, the Certificate Administrator, the Depositor, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Directing Certificateholder, the Companion Holders, the Subordinate Loan-Specific Directing Certificateholder or any Affiliate thereof, as the case may be, provided such ownership constitutes less than 1% of the total assets of such Person. Notwithstanding the foregoing, the exception for ownership of 1% or less of any Class of Certificates shall not apply to the Operating Advisor or Asset Representations Reviewer.

"Independent Contractor": Either (i) any Person that would be an "independent contractor" with respect to the Trust within the meaning of Section 856(d)(3) of the Code if the Trust were a real estate investment trust (except that the ownership test set forth in that Section shall be considered to be met by any Person that owns, directly or indirectly, 35% or more of any Class of Certificates, or such other interest in any Class of Certificates as is set forth in an Opinion of Counsel, which shall be at no expense to the Trustee, the Certificate Administrator, the Master Servicer, any Companion Holder, the Subordinate Loan-Specific Directing Certificateholders or the Trust, delivered to the Trustee, any Companion Holder, the Subordinate Loan-Specific Directing Certificateholder, the Certificate Administrator and the Master Servicer), so long as the Trust does not receive or derive any income from such Person and provided that the relationship between such Person and the Trust is at arm's length, all within the meaning of Treasury Regulations Section 1.856-4(b)(5) (except that the Master Servicer or the Special Servicer shall not be considered to be an Independent Contractor under the definition in this clause (i) unless an Opinion of Counsel has been delivered to the Trustee and the Certificate

Administrator to that effect) or (ii) any other Person (including the Master Servicer and the Special Servicer) upon receipt by the Trustee, the Certificate Administrator, the Operating Advisor and the Master Servicer of an Opinion of Counsel, which shall be at no expense to the Trustee, the Certificate Administrator, the Master Servicer, the Operating Advisor or the Trust, to the effect that the taking of any action in respect of any REO Property by such Person, subject to any conditions therein specified, that is otherwise herein contemplated to be taken by an Independent Contractor will not cause such REO Property to cease to qualify as "foreclosure property" within the meaning of Section 860G(a)(8) of the Code or cause any income realized in respect of such REO Property to fail to qualify as Rents from Real Property.

"Initial Cure Period": As defined in Section 2.03(b).

"Initial Purchasers": Merrill Lynch, Pierce, Fenner & Smith Incorporated, [OTHER INITIAL PURCHASERS].

"Initial Requesting Certificateholder": The first Certificateholder or Certificate Owner to deliver a Repurchase Request as described in Section 2.03(k) with respect to a Mortgage Loan. For the avoidance of doubt, there may not be more than one Initial Requesting Certificateholder with respect to any Mortgage Loan.

"Initial Sub-Servicer": With respect to each Mortgage Loan that is subject to a Sub-Servicing Agreement with the Master Servicer as of the Closing Date, the Sub-Servicer under any such Sub-Servicing Agreement. As of the Closing Date, each entity listed on Exhibit FF is an Initial Sub-Servicer.

"Initial Sub-Servicing Agreement": Any Sub-Servicing Agreement in effect as of the Closing Date.

"Inquiry" and "Inquiries": As each is defined in Section 4.07(a).

"Institutional Accredited Investor": An institutional investor which is an "accredited investor" within the meaning of paragraphs (1), (2), (3) or (7) of Rule 501(a) of Regulation D under the Act or any entity in which all of the equity owners come within such paragraphs.

"Insurance and Condemnation Proceeds": All proceeds paid under any Insurance Policy or in connection with the full or partial condemnation of a Mortgaged Property, in either case, to the extent such proceeds are not applied to the restoration of the related Mortgaged Property or released to the Mortgagor or any tenants or ground lessors, in either case, in accordance with the Servicing Standard (and (i) in the case of any Mortgage Loan with a related Companion Loan, to the extent any portion of such proceeds are received by the Master Servicer or Certificate Administrator in connection with such Mortgage Loan, pursuant to the allocations set forth in the related Intercreditor Agreement and (ii) in the case of the Trust AB Whole Loan, to the extent any portion of such proceeds are received by the Master Servicer or Certificate Administrator in connection with such Trust AB Whole Loan and are allocable to the related Mortgage Loan and Trust Subordinate Companion Loan, as applicable, pursuant to the related Intercreditor Agreement) and the REMIC Provisions.

"Insurance Policy": With respect to any Mortgage Loan or Trust Subordinate Companion Loan, any hazard insurance policy, flood insurance policy, title policy or other insurance policy that is maintained from time to time in respect of such Mortgage Loan, Trust Subordinate Companion Loan or the related Mortgaged Property.

"Intercreditor Agreement": Each of the [LOAN-SPECIFIC] Intercreditor Agreement, the [SERVICED WHOLE LOAN] Intercreditor Agreement and the [NON-SERVICED WHOLE LOAN] Intercreditor Agreement and any AB Intercreditor Agreement and any intercreditor agreement entered into in connection with the issuance to the direct or indirect equity holders in the Mortgagor of any existing mezzanine indebtedness or any future mezzanine indebtedness permitted under the related Mortgage Loan documents.

"Interest Accrual Amount": With respect to any Distribution Date and any class of Regular Certificates and any Class [EC] Components is equal to interest for the related Interest Accrual Period accrued at the Pass-Through Rate for such Class of Certificates or Class [EC] Components on the Certificate Balance or Notional Amount, as applicable, for such Class immediately prior to that Distribution Date. Calculations of interest for each Interest Accrual Period will be made on [30/360 basis], except that interest on the [LOAN-SPECIFIC CLASS] Certificates will be calculated on an [Actual/360 Basis]. [CHANGE ACCRUAL CONVENTION AS NEEDED]

"Interest Accrual Period": For each Distribution Date, the calendar month prior to the month in which that Distribution Date occurs.

"Interest Distribution Amount": With respect to any Class of Regular Certificates and any Class [EC] Components for any Distribution Date, an amount equal to (A) the sum of (i) the Interest Accrual Amount with respect to such Class of Certificates or Class [EC] Components for such Distribution Date, and (ii) the Interest Shortfall, if any, with respect to such Class of Certificates or Class [EC] Components for such Distribution Date, less (B) any Excess Prepayment Interest Shortfall allocated to such Class of Certificates or Class [EC] Components on such Distribution Date.

"Interest Reserve Account": The trust account or subaccount of the Distribution Account created and maintained by the Certificate Administrator pursuant to Section 3.04(b) initially in the name of "[_____]", into which the amounts set forth in Section 3.21 shall be deposited directly and which must be an Eligible Account or subaccount of an Eligible Account.

"Interest Shortfall": With respect to any Distribution Date for any Class of Regular Certificates and any Class [EC] Components is the sum of (a) the portion of the Interest Distribution Amount for such Class or Class [EC] Components remaining unpaid as of the close of business on the preceding Distribution Date, and (b) to the extent permitted by applicable law[, (i) other than in the case of Certificates with a Notional Amount, one month's interest on that amount remaining unpaid at the Pass-Through Rate applicable to such Class or Class [EC] Components for the current Distribution Date and (ii) in the case of the Certificates with a Notional Amount, one-month's interest on that amount remaining unpaid at the Weighted Average Net Mortgage Rate for such Distribution Date].

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"Interested Person": As of the date of any determination, the Depositor, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Administrator, the Trustee, the Directing Certificateholder, any sponsor, any Mortgagor, any holder of a related mezzanine loan, any manager of a Mortgaged Property, any Independent Contractor engaged by the Special Servicer, or any known affiliate of any of the preceding entities. With respect to a Whole Loan if it is a Defaulted Mortgage Loan, the Depositor, the Master Servicer, the Special Servicer (or any Independent Contractor engaged by such Special Servicer), or the Trustee for the securitization of a Companion Loan, and each related Companion Holder or its representative, any holder of a related mezzanine loan, or any known affiliate of any such party described above.

"Investment Account": As defined in Section 3.06(a).

"Investment Representation Letter": As defined in Section 5.03(e), a form of which is attached hereto as Exhibit C.

"Investor-Based Exemption": Any of PTCE 84-14 (for transactions by independent "qualified professional asset managers"), PTCE 91-38 (for transactions by bank collective investment funds), PTCE 90-1 (for transactions by insurance company pooled separate accounts), PTCE 95-60 (for transactions by insurance company general accounts) or PTCE 96-23 (for transactions effected by "in-house asset managers") or a similar exemption under Similar Law.

"Investor Certification": A certificate, substantially in the form included hereto as Exhibit P-1, representing (i) that such Person executing the certificate is a Certificateholder, the Directing Certificateholder (to the extent such Person is not a Certificateholder), a beneficial owner of a Certificate, a prospective purchaser of a Certificate or a Companion Holder (or any investment advisor or manager of the foregoing), (ii) that such Person is not a Mortgagor, a manager of a Mortgaged Property, an Affiliate of any of the foregoing or an agent, principal, partner, member, joint venturer, limited partner, employee, representative, director, trustee, advisor of or investor in or of any of the foregoing or a mezzanine lender for which an event has occurred that would permit acceleration or who has commenced foreclosure proceedings, (iii) that such Person has received a copy of the final Prospectus and (iv) such Person agrees to keep any Privileged Information confidential and will not violate any securities laws.

"Investor Q&A Forum": As defined in Section 4.07(a).

"Investor Registry": As defined in Section 4.07(b).

"Late Collections": With respect to any Mortgage Loan, Whole Loan, Trust AB Whole Loan, Companion Loan or Trust Subordinate Companion Loan, all amounts received thereon prior to the related Determination Date, whether as payments, Insurance and Condemnation Proceeds, Liquidation Proceeds or otherwise, which represent late payments or collections of principal or interest due in respect of such Mortgage Loan, Whole Loan, Trust AB Whole Loan, Companion Loan or Trust Subordinate Companion Loan, as applicable (without regard to any acceleration of amounts due thereunder by reason of default), on a Due Date prior to the immediately preceding Determination Date and not previously recovered. With respect to

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any REO Loan, all amounts received in connection with the related REO Property prior to the related Determination Date, whether as Insurance and Condemnation Proceeds, Liquidation Proceeds, REO Revenues or otherwise, which represent late collections of principal or interest due or deemed due in respect of such REO Loan or the predecessor Mortgage Loan, Whole Loan, Trust AB Whole Loan, Companion Loan or Trust Subordinate Companion Loan, as applicable (without regard to any acceleration of amounts due under the predecessor Mortgage Loan, Whole Loan, Trust AB Whole Loan, Companion Loan or Trust Subordinate Companion Loan, as applicable, by reason of default), on a Due Date prior to the immediately preceding Determination Date and not previously recovered. The term "Late Collections" shall specifically exclude Penalty Charges. With respect to any Whole Loan, as used in this Agreement, Late Collections shall refer to such portion of Late Collections to the extent allocable to the related Mortgage Loan or related Companion Loan, as applicable, pursuant to the terms of the related Intercreditor Agreement. With respect to the Trust AB Whole Loan, as used in this Agreement, Late Collections shall refer to such portion of Late Collections to the extent allocable to the related Mortgage Loan or Trust Subordinate Companion Loan, as applicable, pursuant to the terms of the related Intercreditor Agreement.

"Liquidation Event": With respect to any Mortgage Loan or Trust Subordinate Companion Loan or with respect to any REO Property (and the related REO Loan), any of the following events: (i) such Mortgage Loan or Trust Subordinate Companion Loan is paid in full; (ii) a Final Recovery Determination is made with respect to such Mortgage Loan or Trust Subordinate Companion Loan; (iii) such Mortgage Loan or Trust Subordinate Companion Loan is repurchased by the applicable Mortgage Loan Seller pursuant to Section 5 of the related Mortgage Loan Purchase Agreement; (iv) such Mortgage Loan or Trust Subordinate Companion Loan is purchased by the Special Servicer, or by any Companion Holder, Subordinate Loan-Specific Directing Certificateholder or any mezzanine lender (as applicable) pursuant to Section 3.16 (and the related Intercreditor Agreement, as applicable); (v) such Mortgage Loan or Trust Subordinate Companion Loan is purchased by the Special Servicer, the Master Servicer, the Holders of the majority of the Controlling Class or the Holders of the Class [R] Certificates pursuant to Section 9.01 or acquired by the Sole Certificateholder in exchange for its Certificates pursuant to Section 9.01; or (vi) such Mortgage Loan or Trust Subordinate Companion Loan is sold by the Special Servicer pursuant to the terms of this Agreement.

"Liquidation Expenses": All customary, reasonable and necessary "out of pocket" costs and expenses incurred by the Special Servicer in connection with a liquidation of any Specially Serviced Mortgage Loan or REO Property (except with respect to a Non-Serviced Mortgaged Property) pursuant to Section 3.16 (including, without limitation, legal fees and expenses, committee or referee fees and, if applicable, brokerage commissions and conveyance taxes).

"Liquidation Fee": A fee payable to the Special Servicer with respect to each Specially Serviced Mortgage Loan or REO Property (except with respect to a Non-Serviced Mortgaged Property) as to which the Special Servicer receives (i) a full, partial or discounted payoff from the related Mortgagor or (ii) any Liquidation Proceeds or Insurance and Condemnation Proceeds (including the related Companion Loan or Trust Subordinate Companion Loan, if applicable), or REO Property (in any case, other than amounts for which a Workout Fee has been paid, or will be payable), equal to the product of the Liquidation Fee Rate

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and the proceeds of such full, partial or discounted payoff or other partial payment or the Liquidation Proceeds or Insurance and Condemnation Proceeds (net of the related costs and expenses associated with the related liquidation) related to such liquidated Specially Serviced Mortgage Loan or REO Property, as the case may be; provided, however, that no Liquidation Fee shall be payable with respect to (a) the purchase of any Specially Serviced Mortgage Loan by the Special Servicer or any Affiliate thereof (except if such Affiliate purchaser is the Directing Certificateholder or any Affiliate thereof; provided, however, that prior to a Control Termination Event, if the Directing Certificateholder or an Affiliate thereof, purchases any Specially Serviced Mortgage Loan within ninety (90) days after the Special Servicer delivers to the Directing Certificateholder for its approval the initial Asset Status Report with respect to such Specially Serviced Mortgage Loan, the Special Servicer will not be entitled to a Liquidation Fee in connection with such purchase by the Directing Certificateholder or its Affiliates), (b) any event described in clause (iv) of the definition of "Liquidation Proceeds" (or any substitution in lieu of a repurchase) so long as such repurchase or substitution occurs prior to the termination of the Extended Cure Period, (c) any event described in clauses (v), (vi) and (vii) of the definition of "Liquidation Proceeds", as long as, with respect to a purchase pursuant to clause (vi) of the definition of "Liquidation Proceeds", a purchase occurs within ninety (90) days of such holder's purchase option first becoming exercisable during that period prior to such Mortgage Loan becoming a Corrected Loan pursuant to the related Intercreditor Agreement, (d) with respect to a Serviced Companion Loan, (x) a repurchase of such Serviced Companion Loan by the applicable Mortgage Loan Seller for a breach of a representation or warranty or for a defective or deficient mortgage loan documentation under an Other Pooling and Servicing Agreement within the time period (or extension thereof) provided for such repurchase of such repurchase occurs prior to the termination of the extended resolution period provided therein or (y) a purchase of such Serviced Companion Loan by any applicable party to the Other Pooling and Servicing Agreement pursuant to a clean-up call or similar liquidation of the Other Securitization; (e) the purchase of all of the Mortgage Loans and REO Properties and, if applicable, the Trust Subordinate Companion Loan, in connection with an optional termination of the Trust; or (f) if a Mortgage Loan (or Trust Subordinate Companion Loan, if applicable) or Serviced Whole Loan becomes a Specially Serviced Mortgage Loan solely because of a Servicing Transfer Event described in clause (i) or (ii) of the definition of "Servicing Transfer Event", Liquidation Proceeds are received within ninety (90) days following the related Maturity Date as a result of such Mortgage Loan (or Trust Subordinate Companion Loan, if applicable) or Serviced Whole Loan being refinanced or otherwise repaid in full (but, in the event that a Liquidation Fee is not payable due to the application of any of clauses (a) through (e) above, the Special Servicer may still collect and retain a Liquidation Fee and similar fees from the related Mortgagor to the extent provided for in, or not prohibited by, the related loan documents); provided that the Liquidation Fee with respect to any Specially Serviced Mortgage Loan will be reduced by the amount of any Excess Modification Fees paid by or on behalf of the related Mortgagor with respect to the related Mortgage Loan and any related Companion Loan or Trust Subordinate Companion Loan, as applicable, or REO Property and received by the Special Servicer as compensation within the prior eighteen (18) months, but only to the extent those fees have not previously been deducted from a Workout Fee or Liquidation Fee; provided, however, that no Liquidation Fee will be less than $[_____]. No Liquidation Fee shall be payable in connection with a Loss of Value Payment by a Mortgage Loan Seller, if the applicable Mortgage Loan Seller makes such Loss of Value Payment within 90 days (and giving effect to an extension period of 90 days).

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"Liquidation Fee Rate": A rate equal to [_____]% with respect to any Specially Serviced Mortgage Loan (and each related Serviced Companion Loan or Trust Subordinate Companion Loan) and REO Property.

"Liquidation Proceeds": Cash amounts received by or paid to the Master Servicer or the Special Servicer in connection with: (i) the liquidation (including a payment in full) of a Mortgaged Property or other collateral constituting security for a Defaulted Mortgage Loan or defaulted Companion Loan or defaulted Trust Subordinate Companion Loan, if applicable, through a trustee's sale, foreclosure sale, REO Disposition or otherwise, exclusive of any portion thereof required to be released to the related Mortgagor in accordance with applicable law and the terms and conditions of the related Mortgage Note and Mortgage; (ii) the realization upon any deficiency judgment obtained against a Mortgagor; (iii) any sale of (A) a Specially Serviced Mortgage Loan pursuant to Section 3.16(a) or (B) any REO Property pursuant to Section 3.16(b); (iv) the repurchase of a Mortgage Loan or Trust Subordinate Companion Loan by the applicable Mortgage Loan Seller pursuant to Section 5 of the related Mortgage Loan Purchase Agreement; (v) the purchase of a Mortgage Loan or REO Property by the Holders of the majority of the Controlling Class, the Special Servicer, the Master Servicer or the Holders of the Class [R] Certificates pursuant to Section 9.01; (vi) the purchase of a Mortgage Loan or an REO Property by (a) the applicable Subordinate Companion Holder or the related Subordinate Loan-Specific Directing Certificateholder or (b) the related mezzanine lender pursuant to Section 3.16 and the related Intercreditor Agreement; or (vii) the transfer of any Loss of Value Payments from the Loss of Value Reserve Fund to the Collection Account in accordance with Section 3.05(g) of this Agreement (provided that, for the purpose of determining the amount of the Liquidation Fee (if any) payable to the Special Servicer in connection with such Loss of Value Payment, the full amount of such Loss of Value Payment shall be deemed to constitute "Liquidation Proceeds" from which the Liquidation Fee (if any) is payable as of such time such Loss of Value Payment is made by the applicable Mortgage Loan Seller). With respect to any Whole Loan, as used in this Agreement, Liquidation Proceeds shall refer to such portion of Liquidation Proceeds to the extent allocable to the related Mortgage Loan or related Companion Loan, as applicable, pursuant to the terms of the related Intercreditor Agreement. With respect to the Trust AB Whole Loan, as used in this Agreement, Liquidation Proceeds shall be allocated between the Trust Mortgage Loan and the Trust Subordinate Companion Loan pursuant to the terms of the related Intercreditor Agreement.

"[LOAN-SPECIFIC] AB Whole Loan": Collectively, the whole mortgage loan that is subject to the [LOAN-SPECIFIC] Intercreditor Agreement, which is evidenced by the [LOAN-SPECIFIC] Mortgage Notes and secured by a single Mortgage on the [LOAN-SPECIFIC] Mortgaged Property. References herein to the [LOAN-SPECIFIC] AB Whole Loan shall be construed to refer to the aggregate indebtedness under the [LOAN-SPECIFIC] Mortgage Loan and the related Trust Subordinate Companion Loan.

"[LOAN-SPECIFIC] Available Funds": With respect to the Class [LOAN-SPECIFIC] Certificates, the Trust Subordinate Companion Loan and any Distribution Date, the aggregate amount to the extent on deposit in the Collection Account on such Distribution Date, of all cash received on or in respect of the Trust Subordinate Companion Loan (including Liquidation Proceeds and any Purchase Price proceeds received as a result of a purchase of the related Trust Subordinate Companion Loan pursuant to Section 3.18) and that

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was paid to the Trust as the holder of the related Trust Subordinate Companion Loan in accordance with the terms of the related Intercreditor Agreement and this Agreement or otherwise, in each case, as of the related P&I Advance Date, exclusive of (without duplication):

(a)   all Periodic Payments paid by the Mortgagors on the Trust Subordinate Companion Loan collected but due on a Due Date subsequent to the related Collection Period, excluding interest relating to periods prior to, but due after, the Cut-off Date;

(b)   all unscheduled Principal Prepayments (together with any related payments of interest allocable to the period following the related Due Date for the Trust Subordinate Companion Loan), Liquidation Proceeds, Insurance and Condemnation Proceeds and other unscheduled recoveries received with respect to the Trust AB Whole Loan allocable to the Trust Subordinate Companion Loan in accordance with the terms of the related Intercreditor Agreement subsequent to the related Determination Date;

(c)   all amounts in the Collection Account that are due or reimbursable to any person other than the Holders of the Class [LOAN-SPECIFIC] Certificates;

(d)   all Yield Maintenance Charges in respect of the Trust Subordinate Companion Loan;

(e)   all amounts deposited in the Collection Account and, without duplication, the [LOAN-SPECIFIC] REMIC Distribution Account in respect of the Trust Subordinate Companion Loan in error; and any Penalty Charges allocable to the Trust Subordinate Companion Loan.

"[LOAN-SPECIFIC] Control Appraisal Period": The "Control Appraisal Period" identified in the [LOAN-SPECIFIC] Intercreditor Agreement; provided, however, a [LOAN-SPECIFIC] Control Appraisal Period shall not be deemed to have occurred in the event that the Subordinate Loan-Specific Directing Certificateholder exercises a "Threshold Event Cure" on behalf of the "Controlling Noteholder" (each as defined therein) within thirty (30) days of a "Control Appraisal Period" occurring thereunder.

"[LOAN-SPECIFIC] Intercreditor Agreement": That certain Agreement Between Noteholders, dated as of [INTERCREDITOR AGREEMENT DATE], by and between the holder of the [LOAN-SPECIFIC] Trust Subordinate Companion Loan and the holder of the [LOAN-SPECIFIC] Mortgage Loan, relating to the relative rights of such holders of the [LOAN-SPECIFIC] AB Whole Loan, as the same may be further amended in accordance with the terms thereof.

"[LOAN-SPECIFIC] Interest Accrual Amount" with respect to any Distribution Date and the Class [LOAN-SPECIFIC] Certificates is equal to interest for the related Interest Accrual Period accrued at the Pass-Through Rate for such Class on the Certificate Balance for such Class immediately prior to that Distribution Date. Calculations of interest for each Interest Accrual Period will be made on an [Actual/360 Basis]. [CHANGE ACCRUAL CONVENTION AS NEEDED]

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"[LOAN-SPECIFIC] Interest Distribution Amount": With respect to the Class [LOAN-SPECIFIC] Certificates for any Distribution Date, an amount equal to (A) the sum of (i) the [LOAN-SPECIFIC] Interest Accrual Amount with respect to such Class for such Distribution Date and (ii) the [LOAN-SPECIFIC] Interest Shortfall, if any, with respect to such Class for such Distribution Date, less (B) any Excess Prepayment Interest Shortfall allocated to such Class on such Distribution Date.

"[LOAN-SPECIFIC] Interest Shortfall": With respect to any Distribution Date for the Class [LOAN-SPECIFIC] Certificates is the sum of (a) the portion of the Interest Distribution Amount for such Class remaining unpaid as of the close of business on the preceding Distribution Date, and (b) to the extent permitted by applicable law[, one month's interest on that amount remaining unpaid at the Pass-Through Rate applicable to such Class for the current Distribution Date].

"[LOAN-SPECIFIC] Majority Certificateholder": The Certificateholder(s) holding more than fifty percent (50%) of the Certificate Balance of the Class [LOAN-SPECIFIC] Certificates. The name and contact information for the initial [LOAN-SPECIFIC] Majority Certificateholder is set forth on Exhibit S hereto.

"[LOAN-SPECIFIC] Mortgage Loan": With respect to the [LOAN-SPECIFIC] AB Whole Loan, the senior interest that is included in the Trust (identified as Mortgage Loan No. 2 on the Mortgage Loan Schedule), which is evidenced by the related promissory note A, and is senior in right of payment to the [LOAN-SPECIFIC] Trust Subordinate Companion Loan to the extent set forth in the [LOAN-SPECIFIC] Intercreditor Agreement.

"[LOAN-SPECIFIC] Mortgage Notes": Either of the promissory notes evidencing the [LOAN-SPECIFIC] AB Whole Loan made by the related mortgagor and secured by the mortgage on the [LOAN-SPECIFIC] Mortgaged Property, as the context requires.

"[LOAN-SPECIFIC] Mortgaged Property": The Mortgaged Property that secures the [LOAN-SPECIFIC] AB Whole Loan.

"[LOAN-SPECIFIC] Pass-Through Rate": With respect to any Distribution Date, a *per annum* rate equal to a fixed rate of [_____]%.

"[LOAN-SPECIFIC] Principal Distribution Amount": With respect to the Class [LOAN-SPECIFIC] Certificates and any Distribution Date, an amount equal to the sum of (a) the [LOAN-SPECIFIC] Principal Shortfall for such Distribution Date and (b) the amount of principal distributable on such Distribution Date in respect of the Trust Subordinate Companion Loan (i) in accordance with the related Intercreditor Agreement, or (ii) as a result of the sale of the Trust Subordinate Companion Loan in accordance with the terms hereof.

"[LOAN-SPECIFIC] Principal Shortfall": With respect to any Distribution Date after the initial Distribution Date and the Class [LOAN-SPECIFIC] Certificates, the amount, if any, by which (a) the [LOAN-SPECIFIC] Principal Distribution Amount for the preceding Distribution Date exceeds (b) the aggregate amount actually distributed in respect of principal on the Class [LOAN-SPECIFIC] Certificates for such preceding Distribution Date. The

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[LOAN-SPECIFIC] Principal Shortfall for the Class [LOAN-SPECIFIC] Certificates for the initial Distribution Date will be zero.

"[LOAN-SPECIFIC]-R Interest": The uncertificated residual interest in the [LOAN-SPECIFIC] Trust Subordinate Companion Loan REMIC, represented by the Class [R] Certificates.

"[LOAN-SPECIFIC] Realized Loss": With respect to the [LOAN-SPECIFIC] Certificates, Realized Losses (as defined in Section 4.04(a)).

"[LOAN-SPECIFIC] REMIC Distribution Account": With respect to the Trust Subordinate Companion Loan, the segregated trust account or accounts created and maintained as a separate account or accounts by the Certificate Administrator (on behalf of the Trustee) pursuant to Section 3.04(h) of this Agreement, which shall be entitled "[CERTIFICATE ADMINISTRATOR], as Certificate Administrator, for the benefit of [TRUSTEE], as Trustee, for the benefit of the holders of [TRUST] [TRANSACTION DESIGNATION], Commercial Mortgage Pass-Through Certificates, [LOAN-SPECIFIC] REMIC Distribution Account," and which must be an Eligible Account or a subaccount of an Eligible Account. The [LOAN-SPECIFIC] REMIC Distribution Account shall not be an asset of Lower-Tier REMIC or the Upper-Tier REMIC formed hereunder, but rather shall be an asset of the [LOAN-SPECIFIC] Trust Subordinate Companion Loan REMIC.

"[LOAN-SPECIFIC] Trust Subordinate Companion Loan": The subordinate interest in the [LOAN-SPECIFIC] AB Whole Loan made by the related mortgagor and secured by the mortgage on the [LOAN-SPECIFIC] Mortgaged Property and designated as promissory note B, which is included in the Trust, which is subordinate in right of payment to the [LOAN-SPECIFIC] Mortgage Loan to the extent set forth in the [LOAN-SPECIFIC] Intercreditor Agreement, and which is evidenced by a separate Class of Certificates, the Class [LOAN-SPECIFIC] Certificates.

"[LOAN-SPECIFIC] Trust Subordinate Companion Loan REMIC": One of three separate REMICs comprising a portion of the Trust Fund, the assets of which consist of the Trust Subordinate Companion Loan and the proceeds thereof, any allocable portion of REO Property with respect thereto, the related portions of the REO Account, and the [LOAN-SPECIFIC] REMIC Distribution Account.

"Loss of Value Payment": As defined in Section 2.03(b) of this Agreement.

"Loss of Value Reserve Fund": The "outside reserve fund" (within the meaning of Treasury Regulations Section 1.860G-2(h)) designated as such pursuant to Section 3.04(i) of this Agreement. The Loss of Value Reserve Fund will be part of the Trust Fund but not part of the Grantor Trust or either Trust REMIC.

"Lower-Tier Distribution Amount": As defined in Section 4.01(c).

"Lower-Tier Principal Amount": With respect to any Class of Lower-Tier Regular Interests, (i) on or prior to the first Distribution Date, an amount equal to the Original Lower-Tier Principal Amount of such Class as specified in the Preliminary Statement hereto, and

(ii) as of any date of determination after the first Distribution Date, an amount equal to the Certificate Balance of the Class of Related Certificates on the Distribution Date immediately prior to such date of determination (determined as adjusted pursuant to Section 1.02(iii)), and as set forth in Section 4.01(c)).

"Lower-Tier Regular Interests": Any of the Class LA1, Class LA2, Class LA3, Class LA4, Class LA5, Class LASB, Class LAS, Class LB, Class LC, Class LD, Class LE, Class LF and Class LNR Uncertificated Interests.

"Lower-Tier REMIC": One of three separate REMICs comprising a portion of the Trust Fund, the assets of which consist of the Mortgage Loans (exclusive of Excess Interest) and the Trust Subordinate Companion Loan and the proceeds thereof, any REO Property with respect thereto (or an allocable portion thereof, in the case of any Serviced Mortgage Loan), or the Trust's beneficial interest in the REO Property with respect to a Non-Serviced Whole Loan, such amounts as shall from time to time be held in the Collection Account (other than with respect to any Companion Loan or Trust Subordinate Companion Loan), the related portion of the REO Account, if any, the Interest Reserve Account, the Gain-on-Sale Reserve Account, the Lower-Tier REMIC Distribution Account, and all other properties included in the Trust Fund that are not in the other Trust REMICs or the Grantor Trust.

"Lower-Tier REMIC Distribution Account": The segregated account, accounts or sub-accounts created and maintained by the Certificate Administrator (on behalf of the Trustee) pursuant to Section 3.04(b) in trust for the Certificateholders, which shall initially be entitled "[_____]". Any such account, accounts or sub-accounts shall be an Eligible Account.

"LTV Ratio": With respect to any Mortgage Loan, as of any date of determination, a fraction, expressed as a percentage, the numerator of which is the scheduled principal balance of such Mortgage Loan, as of such date (assuming no defaults or prepayments on such Mortgage Loan prior to that date), and the denominator of which is the Appraised Value of the related Mortgaged Property.

"MAI": Member of the Appraisal Institute.

"Major Decision": As defined in Section 6.08(a).

"Master Servicer": With respect to each of the Mortgage Loans, [MASTER SERVICER], and its successors in interest and assigns, or any successor appointed as allowed herein.

"Maturity Date": With respect to any Mortgage Loan, Whole Loan, Trust AB Whole Loan, Companion Loan or Trust Subordinate Companion Loan, as of any date of determination, the date on which the last payment of principal is due and payable under the related Mortgage Note, after taking into account all Principal Prepayments received prior to such date of determination, but without giving effect to (i) any acceleration of the principal of such Mortgage Loan, Whole Loan, Trust AB Whole Loan, Companion Loan or Trust Subordinate Companion Loan by reason of default thereunder or (ii) any Grace Period permitted by the related Mortgage Note.

"Mediation Rules": As defined in Section 2.03(m)(i).

"Merger Notice": As defined in Section 6.03(b).

"Modification Fees": With respect to any Mortgage Loan (other than any Non-Serviced Mortgage Loan) or Serviced Companion Loans, any and all fees with respect to a modification, extension, waiver or amendment that modifies, extends, amends or waives any term of the Mortgage Loan documents and/or related Serviced Companion Loan documents (as evidenced by a signed writing) agreed to by the Master Servicer or the Special Servicer, as applicable (other than all assumption fees, assumption application fees, consent fees, defeasance fees, Special Servicing Fees, Liquidation Fees or Workout Fees).

"Money Term": With respect to any Mortgage Loan or Serviced Companion Loan, the stated Maturity Date, Mortgage Rate, principal balance, amortization term or payment frequency or any provision of such mortgage loan or Serviced Companion Loan requiring the payment of a Prepayment Premium or Yield Maintenance Charge (but does not include late fee or default interest provisions).

"Mortgage": With respect to any Mortgage Loan, Companion Loan or Trust Subordinate Companion Loan, the mortgage(s), deed(s) of trust or other instrument(s) securing the related Mortgage Note and creating a first mortgage lien on the fee and/or leasehold interest in the related Mortgaged Property.

"Mortgage File": With respect to each Mortgage Loan, Companion Loan or Trust Subordinate Companion Loan, if applicable, but subject to Section 2.01, collectively the following documents:

    (i)   the original Mortgage Note bearing, or accompanied by, all prior or intervening endorsements, endorsed either in blank or to the order of the Trustee in the following form: "[_____]" or if the original Mortgage Note is not included therein, then a lost note affidavit, with a copy of the Mortgage Note attached thereto;

    (ii)   the original Mortgage, with evidence of recording thereon, and, if the Mortgage was executed pursuant to a power of attorney, a certified true copy of the power of attorney certified by the public recorder's office, with evidence of recording thereon (if recording is customary in the jurisdiction in which such power of attorney was executed), or certified by a title insurance company or escrow company to be a true copy thereof; provided that if such original Mortgage cannot be delivered with evidence of recording thereon on or prior to the 45th day following the Closing Date because of a delay caused by the public recording office where such original Mortgage has been delivered for recordation or because such original Mortgage has been lost after recordation, Seller shall deliver or cause to be delivered to the Trustee (or the Custodian on its behalf) a true and correct copy of such Mortgage, together with (i) in the case of a delay caused by the public recording office, an Officer's Certificate (as defined below) of Seller stating that such original Mortgage has been sent to the appropriate public recording official for recordation or (ii) in the case of an original Mortgage that has been lost after recordation, a certification by the appropriate county recording office where such Mortgage is recorded that such copy is a true and complete copy of the original recorded Mortgage;

    (iii)   the originals of all agreements modifying a Money Term or other material modification, consolidation and extension agreements, if any, with evidence of recording thereon, or if any such original modification, consolidation or extension agreement has been delivered to the appropriate recording office

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for recordation and either has not yet been returned on or prior to the 45th day following the Closing Date with evidence of recordation thereon or has been lost after recordation, a true copy of such modification, consolidation or extension certified by Seller together with (i) in the case of a delay caused by the public recording office, an Officer's Certificate of Seller stating that such original modification, consolidation or extension agreement has been dispatched or sent to the appropriate public recording official for recordation or (ii) in the case of an original modification, consolidation or extension agreement that has been lost after recordation, a certification by the appropriate county recording office where such document is recorded that such copy is a true and complete copy of the original recorded modification, consolidation or extension agreement, and the originals of all assumption agreements, if any;

(iv)   an original Assignment of Mortgage for the Mortgage Loan, in form and substance acceptable for recording, signed by the holder of record in blank or in favor of "[_____]" (or, in the case of an A/B Whole Loan or Loan Pair, substantially similar language notating an assignment in favor of the Trustee (in such capacity and on behalf of the holders of any related B Note or Serviced Companion Loan));

(v)   originals of all intervening assignments of Mortgage, if any, with evidence of recording thereon or, if such original assignments of Mortgage have been delivered to the appropriate recorder's office for recordation, certified true copies of such assignments of Mortgage certified by Seller, or in the case of an original blanket intervening assignment of Mortgage retained by Seller, a copy thereof certified by Seller or, if any original intervening assignment of Mortgage has not yet been returned on or prior to the [__] day following the Closing Date from the applicable recording office or has been lost after recordation, a true and correct copy thereof, together with (i) in the case of a delay caused by the public recording office, an Officer's Certificate of Seller stating that such original intervening assignment of Mortgage has been sent to the appropriate public recording official for recordation or (ii) in the case of an original intervening assignment of Mortgage that has been lost after recordation, a certification by the appropriate county recording office where such assignment is recorded that such copy is a true and complete copy of the original recorded intervening assignment of Mortgage;

(vi)   if the related Assignment of Leases is separate from the Mortgage, the original of such Assignment of Leases with evidence of recording thereon or, if such Assignment of Leases has not been returned on or prior to the 45th day following the Closing Date from the applicable public recording office, a copy of such Assignment of Leases certified by Seller to be a true and complete copy of the original Assignment of Leases submitted for recording, together with (i) an original of each assignment of such Assignment of Leases with evidence of recording thereon and showing a complete recorded chain of assignment from the named assignee to the holder of record, and if any such assignment of such Assignment of Leases has not been returned from the applicable public recording office, a copy of such assignment certified by Seller to be a true and complete copy of the original assignment submitted for recording, and (ii) an original assignment of such Assignment of Leases, in recordable form, signed by the holder of record in favor of "[_____]" (or, in the case of an A/B Whole Loan or Loan Pair, substantially similar language notating an assignment in favor of the Trustee (in such capacity and on behalf of the holders of any related B Note or Serviced Companion Loan)), which assignment may be effected in the related Assignment of Mortgage;

(vii)   the original or a copy of each guaranty, if any, constituting additional security for the repayment of such Mortgage Loan;

(viii)   the original (which may be electronic) or a copy (which may be electronic) Title Insurance Policy or, if such Title Insurance Policy has not been issued, an original binder or actual title commitment or a copy (which may be electronic) thereof certified by the title company with the original (which may be electronic) or a copy (which may be electronic) Title Insurance Policy to follow within [___] days of the Closing Date or a preliminary title report binding on the title company with an original (which may be electronic) or a copy (which may be electronic) Title Insurance Policy to follow within [___] days of the Closing Date;

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(ix)   (A) Uniform Commercial Code ("UCC") financing statements (together with all assignments thereof) and (B) UCC-3 financing statements to the Trustee delivered in connection with the Mortgage Loan;

(x)   copies of the related ground lease(s), space lease(s) or air rights lease(s), if any, related to any Mortgage Loan where the Mortgagor is the lessee under any such lease and there is a lien in favor of the mortgagee in such lease;

(xi)   copies of any loan agreements, lock-box agreements, co-lender agreements and intercreditor agreements (including, without limitation, any Intercreditor Agreement or Non-Serviced Mortgage Loan Intercreditor Agreement, and a copy (that is, not the original) of the mortgage note evidencing the related Serviced Companion Loan, Non-Serviced Companion Loan or B Note), if any, related to the Mortgage Loan;

(xii)   either (A) the original of each letter of credit, if any, constituting additional collateral for such Mortgage Loan, which shall be assigned to the Trustee and delivered to the Custodian on behalf of the Trustee on behalf of the Issuing Entity with a copy to be held by the Master Servicer, and applied, drawn, reduced or released in accordance with documents evidencing or securing the applicable Mortgage Loan and the Pooling and Servicing Agreement or (B) the original of each letter of credit, if any, constituting additional collateral for such Mortgage Loan, which shall be held by the Master Servicer on behalf of the Trustee, with a copy to be held by the Custodian on behalf of the Trustee, and applied, drawn, reduced or released in accordance with documents evidencing or securing the applicable Mortgage Loan and the Pooling and Servicing Agreement (it being understood that Seller has agreed (a) that the proceeds of such letter of credit belong to the Issuing Entity, (b) to notify, on or before the Closing Date, the bank issuing the letter of credit that the letter of credit and the proceeds thereof belong to the Issuing Entity, and to use reasonable efforts to obtain within [_____] days (but in any event to obtain within [__] days) following the Closing Date, an acknowledgement thereof by the bank (with a copy of such acknowledgement to be sent to the Master Servicer (who shall forward a copy of such acknowledgement to the Custodian and the Trustee) or a reissued letter of credit and (c) to indemnify the Issuing Entity for any liabilities, charges, costs, fees or other expenses accruing from the failure of Seller to assign all rights in and to the letter of credit hereunder including the right and power to draw on the letter of credit). In the case of clause (B) above, the Master Servicer has acknowledged that any letter of credit held by the Master Servicer shall be held in its capacity as agent of the Issuing Entity, and if the Master Servicer sells its rights to service the applicable Mortgage Loan, the Master Servicer has agreed to assign the applicable letter of credit to the Issuing Entity or (with respect to any Specially Serviced Mortgage Loan) at the direction of the Special Servicer to such party as the Special Servicer may instruct, in each case, at the expense of the Master Servicer. The Master Servicer has agreed to indemnify the Issuing Entity for any loss caused by the ineffectiveness of such assignment;

(xiii)   the original or a copy of the environmental indemnity agreement, if any, related to the Mortgage Loan;

(xiv)   third-party management agreements, if any, with respect to any Mortgaged Property;

(xv)   copies of any Environmental Insurance Policy;

(xvi)   a copy of any lock-box or cash management agreement relating to a Mortgage Loan or a Serviced Whole Loan;

(xvii)   copies of any affidavit and indemnification agreement;

(xviii)   if the related Mortgaged Property is a hospitality property that is subject to a franchise, management or similar arrangement, (a) an original or a copy of any franchise, management or similar agreement provided to Seller in connection with the Seller's origination or acquisition of the Mortgage Loan; (b) a copy of any related estoppel certificate or any comfort letter delivered by the franchisor for the

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benefit of the holder of the Mortgage Loan in connection with the Seller's origination or acquisition of the Mortgage Loan; and (c) if the related Mortgage Loan is a Franchise Mortgage Loan, a copy of the notice (to the extent such a notice is required under the terms of the related franchise, management or similar agreement) to the related franchisor stating that the Franchise Mortgage Loan has been transferred to the Issuing Entity and requesting a replacement comfort letter in favor of the Issuing Entity (or any such new document or acknowledgement as may be contemplated under the existing comfort letter)

(xix)   with respect to any Non-Serviced Mortgage Loan, a copy of the related Non-Serviced Mortgage Loan Pooling and Servicing Agreement.

provided, however, that (a) whenever the term "Mortgage File" is used to refer to documents held by the Custodian, such term shall not be deemed to include such documents and instruments required to be included therein unless they are actually received by the Custodian, (b) if there exists with respect to any Crossed Mortgage Loan Group only one original or certified copy of any document referred to in the definition of "Mortgage File" covering all of the Mortgage Loans in such Crossed Mortgage Loan Group, then the inclusion of such original or certified copy in the Mortgage File for any of the Mortgage Loans constituting such Crossed Mortgage Loan Group shall be deemed the inclusion of such original or certified copy in the Mortgage File for each such Mortgage Loan, (c) to the extent that this Agreement refers to a "Mortgage File" for a Companion Loan, such "Mortgage File" shall be construed to mean the Mortgage File for the related Mortgage Loan (except that references to the Mortgage Note for a Companion Loan otherwise described above shall be construed to instead refer to a photocopy of such Mortgage Note), (d) with respect to any Mortgage Loan that has a Serviced Companion Loan, the execution and/or recordation of any assignment of Mortgage, any separate assignment of Assignment of Leases and any assignment of any UCC Financing Statement in the name of the Trustee shall not be construed to limit the beneficial interest of the related Companion Holder(s) in such instrument and the benefits intended to be provided to them by such instrument, it being acknowledged that (i) the Trustee shall hold such record title for the benefit of the Trust as the holder of the related Mortgage Loan and the related Companion Holder(s) collectively and (ii) any efforts undertaken by the Trustee, the Master Servicer, or the Special Servicer on its behalf to enforce or obtain the benefits of such instrument shall be construed to be so undertaken by Trustee, the Master Servicer or the Special Servicer for the benefit of the Trust as the holder of the applicable Mortgage Loan and the related Companion Holder(s) collectively, and (e) in connection with any Non-Serviced Mortgage Loan, the preceding document delivery requirements will be met by the delivery by the applicable Mortgage Loan Seller of copies of the documents specified above (other than the Mortgage Note and intervening endorsements evidencing such Mortgage Loan, with respect to which the original shall be required) including a copy of the Mortgage securing the applicable Mortgage Loan and any assignments or other transfer documents referred to in clauses (iii), (iv), (vi), and (ix) above as being in favor of the Trustee shall instead be in favor of the applicable Non-Serviced Trustee and need only be in such form as was delivered to the applicable Non-Serviced Trustee or a custodian on its behalf.

"Mortgage Loan":   Each of the mortgage loans (other than the Crossed Underlying Loans of a Crossed Mortgage Loan Group, it being understood that for the purposes of this Agreement each Crossed Mortgage Loan Group shall be treated as one Mortgage Loan) transferred and assigned to the Trustee pursuant to Section 2.01 and to be held by the Trust. As used herein, the term "Mortgage Loan" includes the related Mortgage Note, Mortgage and other documents contained in the related Mortgage File and any related agreements.

"Mortgage Loan Checklist": As defined in the definition of "Mortgage File."

"Mortgage Loan Purchase Agreement": Each agreement between the Depositor and each Mortgage Loan Seller, relating to the transfer of all of such Mortgage Loan Seller's right, title and interest in and to the related Mortgage Loans and Trust Subordinate Companion Loan, if applicable.

"Mortgage Loan Schedule": The list of Mortgage Loans and the Trust Subordinate Companion Loan transferred on the Closing Date to the Trustee as part of the Trust Fund, attached hereto as Exhibit B, which list sets forth the following information with respect to each Mortgage Loan and Trust Subordinate Companion Loan so transferred:

(i)   the loan identification number (as specified in Annex A-1 to the Prospectus);

(ii)   the Mortgagor's name;

(iii)   the street address (including city, state, county and zip code) and name of the related Mortgaged Property;

(iv)   the Mortgage Rate in effect at origination;

(v)   the Net Mortgage Rate in effect at the Cut-off Date;

(vi)   the original principal balance;

(vii)   the Cut-off Date Principal Balance;

(viii)   the (a) original term to stated maturity, (b) remaining term to stated maturity and (c) Maturity Date;

(ix)   the original and remaining amortization terms;

(x)   the amount of the Periodic Payment due on the first Due Date following the Cut-off Date;

(xi)   the applicable Servicing Fee Rate;

(xii)   whether the Mortgage Loan or Trust Subordinate Companion Loan is a 30/360 Mortgage Loan or an Actual/360 Mortgage Loan;

(xiii)   whether such Mortgage Loan or Trust Subordinate Companion Loan is secured by the related Mortgagor's interest in a ground lease;

(xiv)   identifying any Mortgage Loans with which Mortgage Loan is cross-defaulted or cross-collateralized;

(xv)   the originator of the related Mortgage Loan or Trust Subordinate Companion Loan and the Mortgage Loan Seller;

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(xvi)   whether the related Mortgage Loan or Trust Subordinate Companion Loan has a guarantor;

(xvii)   whether the related Mortgage Loan or Trust Subordinate Companion Loan is secured by a letter of credit;

(xviii)   amount of any reserve or escrowed funds that were deposited at origination and any ongoing periodic deposit requirements;

(xix)   number of grace days;

(xx)   whether a cash management agreement or lock-box agreement is in place;

(xxi)   the general property type of the related Mortgaged Property;

(xxii)   whether the related Mortgage Loan or Trust Subordinate Companion Loan permits defeasance;

(xxiii)   the interest accrual period;

(xxiv)   Anticipated Repayment Date, if applicable;

(xxv)   the Revised Rate of such Mortgage Loan or Trust Subordinate Companion Loan, if any; and

(xxvi)   the number of units, rooms, pads or square feet with respect to each Mortgaged Property.

Such Mortgage Loan Schedule shall also set forth the aggregate of the amounts described under clause (vii) above for all of the Mortgage Loans. Such list may be in the form of more than one list, collectively setting forth all of the information required.

"Mortgage Loan Seller": Each of (i) Bank of America, National Association, a national banking association, or its successor in interest and (ii) [ADDITIONAL LOAN SELLER(S)].

"Mortgage Note": The original executed note(s) evidencing the indebtedness of a Mortgagor under a Mortgage Loan, Companion Loan or Trust Subordinate Companion Loan, as the case may be, together with any rider, addendum or amendment thereto.

"Mortgage Rate": With respect to: (i) any Mortgage Loan, related Serviced Pari Passu Companion Loan or Trust Subordinate Companion Loan on or prior to its Maturity Date, the annual rate at which interest is scheduled (in the absence of a default) to accrue on such Mortgage Loan, related Serviced Pari Passu Companion Loan or Trust Subordinate Companion Loan from time to time in accordance with the related Mortgage Note and applicable law; or (ii) any Mortgage Loan, related Serviced Pari Passu Companion Loan or Trust Subordinate Companion Loan after its Maturity Date, the annual rate described in clause (i) above determined without regard to the passage of such Maturity Date. For the avoidance of doubt, the Mortgage Rate of any ARD Loan shall not be construed to include the related Excess Rate.

"Mortgaged Property": The real property subject to the lien of a Mortgage.

"Mortgagor": The obligor or obligors on a Mortgage Note, including without limitation, any Person that has acquired the related Mortgaged Property and assumed the obligations of the original obligor under the Mortgage Note and including in connection with any Mortgage Loan that utilizes an indemnity deed of trust structure, the borrower and the Mortgaged Property owner/payment guarantor/mortgagor individually and collectively, as the context may require.

"Net Investment Earnings": With respect to the Collection Accounts, the Servicing Accounts or the REO Account or Companion Distribution Account for any period from any Distribution Date to the immediately succeeding P&I Advance Date, the amount, if any, by which the aggregate of all interest and other income realized during such period on funds relating to the Trust held in such account, exceeds the aggregate of all losses, if any, incurred during such period in connection with the investment of such funds in accordance with Section 3.06.

"Net Investment Loss": With respect to the Collection Account, the Servicing Accounts or the REO Account or Companion Distribution Account for any period from any Distribution Date to the immediately succeeding P&I Advance Date, the amount by which the aggregate of all losses, if any, incurred during such period in connection with the investment of funds relating to the Trust held in such account in accordance with Section 3.06, exceeds the aggregate of all interest and other income realized during such period on such funds.

"Net Mortgage Rate": With respect to each Mortgage Loan (including a Non-Serviced Mortgage Loan), any REO Loan (other than the portion of an REO Loan related to any Companion Loan) or Trust Subordinate Companion Loan as of any date of determination, a rate *per annum* equal to the related Mortgage Rate then in effect (without regard to any increase in the interest rate of any ARD Loan after its respective Anticipated Repayment Date), *minus* the related Administrative Cost Rate; provided, however, that for purposes of calculating Pass-Through Rates and Withheld Amounts, the Net Mortgage Rate for any Mortgage Loan or Trust Subordinate Companion Loan will be determined without regard to any modification, waiver or amendment of the terms of the related Mortgage Loan or Trust Subordinate Companion Loan, whether agreed to by the Master Servicer or the Special Servicer or resulting from a bankruptcy, insolvency or similar proceeding involving the Mortgagor; provided, further, that for any Mortgage Loan that does not accrue interest on the basis of a 360-day year consisting of twelve 30-day months, then, solely for purposes of calculating Pass-Through Rates on the Regular Certificates, and the interest rate on the Lower-Tier Regular Interests (and Class [EC] Components), the Net Mortgage Rate of such Mortgage Loan or for any one-month period preceding a related Due Date will be the annualized rate at which interest would have to accrue in respect of such Mortgage Loan on the basis of a 360-day year consisting of twelve 30-day months in order to produce the aggregate amount of interest actually accrued in respect of such Mortgage Loan during such one-month period at the related Net Mortgage Rate; provided, further, that, with respect to each Actual/360 Mortgage Loan, the Net Mortgage Rate for the

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one-month period (A) preceding the Due Dates that occur in January and February in any year which is not a leap year or preceding the Due Date that occurs in February in any year which is a leap year (in either case, unless the related Distribution Date is the final Distribution Date), will be determined exclusive of any Withheld Amounts, and (B) preceding the Due Date in March (or February, if the related Distribution Date is the final Distribution Date), will be determined inclusive of the amounts withheld in the immediately preceding January and February, if applicable. With respect to any REO Loan, the Net Mortgage Rate shall be calculated as described above, determined as if the predecessor Mortgage Loan or Trust Subordinate Companion Loan had remained outstanding.

"Net Operating Income": With respect to any Mortgaged Property, for any Mortgagor's fiscal year end, Net Operating Income will be calculated in accordance with the standard definition of "Net Operating Income" approved from time to time endorsed and put forth by the CREFC®.

"New Lease": Any lease of REO Property entered into at the direction of the Special Servicer on behalf of the Trust, including any lease renewed, modified or extended on behalf of the Trust, if the Trust has the right to renegotiate the terms of such lease.

"Non-Book Entry Certificates": As defined in Section 5.02(c).

"Nonrecoverable Advance": Any Nonrecoverable P&I Advance or Nonrecoverable Servicing Advance.

"Nonrecoverable P&I Advance": Any P&I Advance previously made or proposed to be made in respect of a Mortgage Loan or REO Loan which, in the reasonable judgment of the Master Servicer or the Trustee, as applicable, will not be ultimately recoverable, together with any accrued and unpaid interest thereon at the Reimbursement Rate, from Late Collections or any other recovery on or in respect of such Mortgage Loan or REO Loan; provided, however, that the Special Servicer may, at its option (with respect to any Specially Serviced Mortgage Loan and, prior to the occurrence of a Consultation Termination Event, in consultation with the Directing Certificateholder), make a determination in accordance with the Servicing Standard, that any P&I Advance previously made or proposed to be made is a Nonrecoverable P&I Advance and shall deliver to the Master Servicer (and with respect to a Serviced Mortgage Loan, to any Other Servicer) and with respect to a Non-Serviced Mortgage Loan, to the related Non-Serviced Master Servicer and Non-Serviced Special Servicer), the Certificate Administrator, the Trustee, the Operating Advisor and the 17g-5 Information Provider notice of such determination. Any such determination may be conclusively relied upon by, but shall not be binding upon, the Master Servicer and the Trustee, provided, however, that the Special Servicer shall have no such obligation to make an affirmative determination that any P&I Advance is or would be recoverable and in the absence of a determination by the Special Servicer that such P&I Advance is or would be a Nonrecoverable P&I Advance, such decision shall remain with the Master Servicer or Trustee, as applicable. If the Special Servicer makes a determination that only a portion, and not all, of any previously made or proposed P&I Advance is a Nonrecoverable P&I Advance, the Master Servicer and the Trustee shall have the right to make its own subsequent determination that any remaining portion of any such previously made or proposed P&I Advance is a Nonrecoverable P&I Advance. With respect to any Non-Serviced

Whole Loan, if any Non-Serviced Master Servicer or Non-Serviced Special Servicer, as applicable, in connection with a securitization of the related Non-Serviced Companion Loan determines that a P&I Advance with respect to the related Non-Serviced Companion Loan, if made, would be a Nonrecoverable P&I Advance, such determination shall not be binding on the Master Servicer and the Trustee as it relates to any proposed P&I Advance with respect to the related Non-Serviced Mortgage Loan. Similarly, with respect to the related Non-Serviced Mortgage Loan, if the Master Servicer or the Special Servicer determines that any P&I Advance with respect to a related Non-Serviced Mortgage Loan, if made, would be a Nonrecoverable P&I Advance, such determination shall not be binding on the related Non-Serviced Master Servicer and related Non-Serviced Trustee as it relates to any proposed P&I Advance with respect to the related Non-Serviced Companion Loan (unless the related Non-Serviced Pooling and Servicing Agreement provides otherwise). In making such recoverability determination, the Master Servicer, Special Servicer or Trustee, as applicable, will be entitled (a) to consider (among other things) (i) the obligations of the Mortgagor under the terms of the related Mortgage Loan, Companion Loan or Trust Subordinate Companion Loan as it may have been modified and (ii) the related Mortgaged Properties in their "as-is" or then-current conditions and occupancies, as modified by such party's assumptions (consistent with the Servicing Standard in the case of the Master Servicer or the Special Servicer or in its good faith business judgment in the case of the Trustee, solely in its capacity as Trustee) regarding the possibility and effects of future adverse change with respect to such Mortgaged Properties, (b) to estimate and consider (among other things) future expenses, (c) to estimate and consider (consistent with the Servicing Standard in the case of the Master Servicer and the Special Servicer or in its good faith business judgment in the case of the Trustee, solely in its capacity as Trustee) (among other things) the timing of recoveries and (d) to give due regard to the existence of any Nonrecoverable Advances which, at the time of such consideration, the recovery of which are being deferred or delayed by the Master Servicer, in light of the fact that related proceeds are a source of recovery not only for the Advance under consideration but also a potential source of recovery for such delayed or deferred Advance. In addition, any Person, in considering whether a P&I Advance is a Nonrecoverable Advance, will be entitled to give due regard to the existence of any outstanding Nonrecoverable Advance or Workout-Delayed Reimbursement Amount with respect to other Mortgage Loans which, at the time of such consideration, the reimbursement of which is being deferred or delayed by the Master Servicer or the Trustee because there is insufficient principal available for such reimbursement, in light of the fact that proceeds on the related Mortgage Loan are a source of reimbursement not only for the P&I Advance under consideration, but also as a potential source of reimbursement of such Nonrecoverable Advance or Workout-Delayed Reimbursement Amounts which are or may be being deferred or delayed. In addition, any such Person may update or change its recoverability determinations at any time (but not reverse any other Person's determination that an Advance is a Nonrecoverable Advance) and, consistent with the Servicing Standard, in the case of the Master Servicer or in its good faith business judgment in the case of the Trustee (solely in its capacity as Trustee), may obtain at the expense of the Trust any reasonably required analysis, Appraisals or market value estimates or other information for making a recoverability determination. Absent bad faith, the Master Servicer's, Special Servicer's or the Trustee's determination as to the recoverability of any P&I Advance shall be conclusive and binding on the Certificateholders. The determination by the Master Servicer, the Special Servicer or the Trustee, as applicable, that the Master Servicer or the Trustee, as applicable, has made a Nonrecoverable P&I Advance or that any proposed P&I

Advance, if made, would constitute a Nonrecoverable P&I Advance, or any updated or changed recoverability determination, shall be evidenced by an Officer's Certificate delivered by either the Special Servicer or the Master Servicer to the other and to the Trustee, the Certificate Administrator, the Directing Certificateholder (but only prior to the occurrence of a Consultation Termination Event) (and, in the case of a Serviced Mortgage Loan, any Other Servicer), the Operating Advisor, the Depositor, or by the Trustee to the Depositor, the Master Servicer, the Special Servicer, the Operating Advisor (and, in the case of a Serviced Mortgage Loan, any Other Servicer) and the Certificate Administrator. The Officer's Certificate shall set forth such determination of nonrecoverability and the considerations of the Master Servicer, the Special Servicer or the Trustee, as applicable, forming the basis of such determination (which shall be accompanied by, to the extent available, income and expense statements, rent rolls, occupancy status, property inspections and any other information used by the Master Servicer, the Special Servicer or the Trustee, as applicable, to make such determination and shall include any existing Appraisal of the related Mortgage Loan, or the related Mortgaged Property). The Trustee shall be entitled to conclusively rely on the Master Servicer's or Special Servicer's determination that a P&I Advance is or would be nonrecoverable, and the Master Servicer shall be entitled to conclusively rely on the Special Servicer's determination that a P&I Advance is or would be nonrecoverable. In the case of a cross-collateralized Mortgage Loan (if any), such recoverability determination shall take into account the cross-collateralization of the related cross-collateralized Mortgage Loan.

"Nonrecoverable Servicing Advance": Any Servicing Advance previously made or proposed to be made in respect of a Mortgage Loan (other than a Non-Serviced Mortgage Loan), Whole Loan, REO Property or Trust AB Whole Loan which, in the reasonable judgment of the Master Servicer, the Special Servicer or the Trustee, as the case may be, will not be ultimately recoverable, together with any accrued and unpaid interest thereon, at the Reimbursement Rate, from Late Collections or any other recovery on or in respect of such Mortgage Loan, Whole Loan, REO Property or Trust AB Whole Loan. In making such recoverability determination, such Person will be entitled (a) to consider (among other things) (i) the obligations of the Mortgagor under the terms of the related Mortgage Loan or Companion Loan, as applicable, as it may have been modified and (ii) the related Mortgaged Properties in their "as-is" or then current conditions and occupancies, as modified by such party's assumptions (consistent with the Servicing Standard in the case of the Master Servicer or the Special Servicer or in its good faith business judgment in the case of the Trustee, solely in its capacity as Trustee) regarding the possibility and effects of future adverse change with respect to such Mortgaged Properties, (b) to estimate and consider (consistent with the Servicing Standard in the case of the Master Servicer or the Special Servicer or in its good faith business judgment in the case of the Trustee, solely in its capacity as Trustee) (among other things) future expenses and (c) to estimate and consider (among other things) the timing of recoveries. In addition, any Person, in considering whether a Servicing Advance is a Nonrecoverable Servicing Advance, will be entitled to give due regard to the existence of any Nonrecoverable Advance or Workout-Delayed Reimbursement Amounts with respect to other Mortgage Loans that, at the time of such consideration, the reimbursement of which is being deferred or delayed by the Master Servicer, in light of the fact that proceeds on the related Mortgage Loan are a source of recovery not only for the Servicing Advance under consideration, but also as a potential source of recovery of such Nonrecoverable Advance or Workout-Delayed Reimbursement Amounts which are or may be being deferred or delayed. In addition, any such Person may update or change its recoverability determinations at any time (but not reverse any other Person's determination that an Advance is a Nonrecoverable Advance) and, consistent with the Servicing Standard, in the case of the Master Servicer, may obtain at the expense of the Trust any reasonably required analysis, Appraisals or market value estimates or other information for making a recoverability determination. The determination by the Master Servicer, the Special Servicer or the Trustee, as the case may be, that it has made a Nonrecoverable Servicing Advance or that any proposed Servicing Advance, if made, would constitute a Nonrecoverable Servicing Advance, or any updated or changed recoverability determination, shall be evidenced by an Officer's Certificate delivered by either of the Special Servicer or Master Servicer to the other and to the Trustee, the Certificate Administrator, the Directing Certificateholder (but only prior to the occurrence of a Consultation Termination Event) (and in the case of a Serviced Mortgage Loan, any Other Servicer), the Operating Advisor (but only in the case of the Special Servicer) and the Depositor, or by the Trustee to the Depositor, the Master Servicer, the Special Servicer, the Operating Advisor and the Certificate Administrator (and in the case of a Serviced Mortgage Loan, any Other Servicer); provided, however, that the Special Servicer may, at its option and, prior to the occurrence of a Consultation Termination Event, in consultation with the Directing Certificateholder, make a determination in accordance with the Servicing Standard, that any Servicing Advance previously made or proposed to be made is a Nonrecoverable Servicing Advance and shall deliver to the Master Servicer (and with respect to a Serviced Mortgage Loan, to any Other Servicer), the Trustee, the Certificate Administrator and the 17g-5 Information Provider notice of such determination. Any such determination may be conclusively relied upon by, but shall not be binding upon, the Master Servicer, the Special Servicer and the Trustee, provided, however, that the Special Servicer shall have no such obligation to make an affirmative determination that any Servicing Advance is or would be recoverable and in the absence of a determination by the Special Servicer that such Servicing Advance is or would be a Nonrecoverable Servicing Advance, such decision shall remain with the Master Servicer or the Trustee, as applicable. If the Special Servicer makes a determination that only a portion, and not all, of any previously made or proposed Servicing Advance is a Nonrecoverable Servicing Advance, the Master Servicer and the Trustee shall each have the right to make its own subsequent determination that any remaining portion of any such previously made or proposed Servicing Advance is a Nonrecoverable Servicing Advance. The Officer's Certificate shall set forth such determination of nonrecoverability and the considerations of the Master Servicer, the Special Servicer or the Trustee, as applicable, forming the basis of such determination (which shall be accompanied by, to the extent available, related income and expense statements, rent rolls, occupancy status and property inspections, and shall include any existing Appraisal with respect to the related Mortgage Loan, Serviced Companion Loan or Trust Subordinate Companion Loan, as applicable, or related Mortgaged Property). The Special Servicer shall promptly furnish any party required to make Servicing Advances hereunder with any information in its possession regarding the Specially Serviced Mortgage Loans and REO Properties as such party required to make Servicing Advances may reasonably request for purposes of making recoverability determinations. The Trustee shall be entitled to conclusively rely on the Master Servicer's or Special Servicer's, as the case may be, determination that a Servicing Advance is or would be nonrecoverable, and the Master Servicer shall be entitled to conclusively rely on the Special Servicer's determination that a Servicing Advance is or would be nonrecoverable. Notwithstanding anything herein to the contrary, if the Special Servicer requests that the Master Servicer make a Servicing Advance, the Master Servicer may conclusively rely on such request

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as evidence that such advance is not a Nonrecoverable Servicing Advance; provided, however, the Special Servicer shall not be entitled to make such a request more frequently than once per calendar month with respect to Servicing Advances other than emergency advances (although such request may relate to more than one Servicing Advance). In the case of a cross-collateralized Mortgage Loan (if any), such recoverability determination shall take into account the cross-collateralization of the related cross-collateralized Mortgage Loan. The determination as to the recoverability of any servicing advance previously made or proposed to be made in respect of a Non-Serviced Whole Loan shall be made by the related Non-Serviced Master Servicer, Non-Serviced Special Servicer or Non-Serviced Trustee, as the case may be, pursuant to the Non-Serviced Pooling Agreement.

"Non-Registered Certificate": Unless and until registered under the Securities Act, any [LOAN-SPECIFIC], Class [X-D], Class [X-E], Class [X-F], Class [X-NR], Class [D], Class [E], Class [F], Class [NR], Class [R] or Class [ARD] Certificate.

"Non-Serviced Companion Loan": [The Non-Serviced Pari Passu Companion Loan.]

"Non-Serviced Depositor": The "Depositor" under a Non-Serviced Pooling Agreement.

"Non-Serviced Gain-on-Sale Proceeds": Any "gain-on-sale proceeds" received in respect of a Non-Serviced Mortgage Loan pursuant to the related Non-Serviced Pooling Agreement.

"Non-Serviced Intercreditor Agreement": The [NON-SERVICED WHOLE LOAN] Intercreditor Agreement.

"Non-Serviced Master Servicer": The "Master Servicer" under a Non-Serviced Pooling Agreement.

"Non-Serviced Mortgage Loan": The Non-Serviced Pari Passu Mortgage Loan.

"Non-Serviced Mortgaged Property": The [NON-SERVICED WHOLE LOAN] Mortgaged Property.

"Non-Serviced Operating Advisor": The "Operating Advisor" under a Non-Serviced Pooling Agreement.

"[NON-SERVICED PARI PASSU MORTGAGE LOAN PROPERTY] Mortgaged Property": The Mortgaged Property which secures the Non-Serviced Whole Loan.

"Non-Serviced Paying Agent": The "Paying Agent" under a Non-Serviced Pooling Agreement.

"Non-Serviced Pooling Agreement": With respect to the Non-Serviced Whole Loan, the Non-Serviced Pooling and Servicing Agreement.

"Non-Serviced Pooling and Servicing Agreement": [DESCRIBE NON-SERVICED POOLING AND SERVICING AGREEMENT].

"Non-Serviced Special Servicer": The "Special Servicer" under a Non-Serviced Pooling Agreement.

"Non-Serviced Trust": The "Trust" formed under a Non-Serviced Pooling Agreement.

"Non-Serviced Trustee": The "Trustee" under a Non-Serviced Pooling Agreement.

"Non-Serviced Whole Loan": The [NON-SERVICED WHOLE LOAN].

"Non-Serviced Whole Loan Controlling Holder": The "directing holder" or similarly defined party under a Non-Serviced Pooling Agreement.

"[NON-SERVICED WHOLE LOAN] Intercreditor Agreement": That certain Co-Lender Agreement, dated as of [DATE], by and between the holder of the [NON-SERVICED WHOLE LOAN] Pari Passu Companion Loan and the holder of the [NON-SERVICED WHOLE LOAN] Mortgage Loan, relating to the relative rights of such holders of the [NON-SERVICED WHOLE LOAN] Whole Loan, as the same may be further amended in accordance with the terms thereof.

"[NON-SERVICED WHOLE LOAN] Mortgage Loan": With respect to the [NON-SERVICED WHOLE LOAN] Whole Loan, the Mortgage Loan that is included in the Trust (identified as Mortgage Loan No. [__] on the Mortgage Loan Schedule), which is designated as promissory note A-2, and is *pari passu* in right of payment with the [NON-SERVICED WHOLE LOAN] Pari Passu Companion Loan to the extent set forth in the [NON-SERVICED WHOLE LOAN] Intercreditor Agreement.

"[NON-SERVICED WHOLE LOAN] Mortgaged Property": The [NON-SERVICED PARI PASSU MORTGAGE LOAN PROPERTY] Mortgaged Property.

"[NON-SERVICED WHOLE LOAN] Pari Passu Companion Loan": With respect to the [NON-SERVICED WHOLE LOAN] Whole Loan, the Companion Loan evidenced by the related promissory note made by the related Mortgagor and secured by the Mortgage on the [NON-SERVICED PARI PASSU MORTGAGE LOAN PROPERTY] Mortgaged Property, which is not included in the Trust and which is *pari passu* in right of payment to the [NON-SERVICED WHOLE LOAN] Mortgage Loan to the extent set forth in the related Mortgage Loan documents and as provided in the [NON-SERVICED WHOLE LOAN] Intercreditor Agreement.

"[NON-SERVICED WHOLE LOAN] Whole Loan": The [NON-SERVICED WHOLE LOAN] Mortgage Loan, together with the [NON-SERVICED WHOLE LOAN] Pari Passu Companion Loan, each of which is secured by the same Mortgage on the [NON-SERVICED PARI PASSU MORTGAGE LOAN PROPERTY] Mortgaged Property. References herein to the [NON-SERVICED WHOLE LOAN] Whole Loan shall be construed to

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refer to the aggregate indebtedness under the [NON-SERVICED WHOLE LOAN] Mortgage Loan and the [NON-SERVICED WHOLE LOAN] Pari Passu Companion Loan.

"Non-Specially Serviced Mortgage Loan": Any Mortgage Loan (other than a Non-Serviced Mortgage Loan), Serviced Companion Loan or Trust Subordinate Companion Loan that is not a Specially Serviced Mortgage Loan.

"Non-U.S. Beneficial Ownership Certification": As defined in Section 5.03(f).

"Non-U.S. Tax Person": Any person other than a U.S. Tax Person, unless, with respect to the Transfer of a Class [R] Certificate, (i) such person holds such Class [R] Certificate in connection with the conduct of a trade or business within the United States and furnishes the Transferor and the Certificate Registrar with an effective Internal Revenue Service Form W-8ECI (or successor form) or (ii) the Transferee delivers to both the Transferor and the Certificate Registrar an opinion of a nationally recognized tax counsel to the effect that such Transfer is in accordance with the requirements of the Code and the regulations promulgated thereunder and that such Transfer of the Class [R] Certificate will not be disregarded for federal income tax purposes. A Person shall be treated as a Non-U.S. Tax Person, (A) notwithstanding clause (i) of the preceding sentence, if it is a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) any interest in which is owned (or may be owned pursuant to the applicable partnership agreement), directly or indirectly (other than through a U.S. corporation), by a Non-U.S. Tax Person or (B) if such Person is a U.S. Tax Person with respect to whom income from a Class [R] Certificate is attributable to a foreign permanent establishment of fixed base, within the meaning of an applicable income treaty, of such Person or any other U.S. Tax Person.

"Non-Waiving Successor": As defined in Section 3.23(l).

"Notional Amount": In the case of the Class [X-A] Certificates, the Class [X-A] Notional Amount; in the case of the Class [X-B] Certificates, the Class [X-B] Notional Amount; in the case of the Class [X-D] Certificates, the Class [X-D] Notional Amount; in the case of the Class [X-E] Certificates, the Class [X-E] Notional Amount; in the case of the Class [X-F] Certificates, the Class [X-F] Notional Amount, and in the case of the Class [X-NR] Certificates, the Class [X-NR] Notional Amount.

"NRSRO": Any nationally recognized statistical rating organization within the meaning of Section 3(a)(62) of the Exchange Act, including the Rating Agencies.

"NRSRO Certification": A certification (a) substantially in the form of Exhibit P-2 executed by a NRSRO or (b) provided electronically and executed by such NRSRO by means of a "click-through" confirmation on the 17g-5 Information Provider's Website, in either case in favor of the 17g-5 Information Provider that states that such NRSRO is a Rating Agency under this Agreement or that such NRSRO has provided the Depositor with the appropriate certifications pursuant to paragraph (e) of Rule 17g-5 of the Exchange Act, that such NRSRO has access to the 17g-5 Information Provider's website and that such NRSRO will keep such information confidential, except to the extent such information has been made available to the general public.

"OCC": Office of the Comptroller of the Currency.

"Offered Certificates": The Class [A-1], Class [A-2], Class [A-3], Class [A-4], Class [A-5], Class [A-SB], Class [A-S], Class [B], Class [C], Class [EC], Class [X-A] and Class [X-B] Certificates.

"Officer's Certificate": A certificate signed by a Servicing Officer of the Master Servicer or the Special Servicer or any Additional Servicer, as the case may be, or a Responsible Officer of the Trustee or Certificate Administrator, as the case may be.

"Offshore Transaction": Any "offshore transaction" as defined in Rule 902(h) of Regulation S.

"Operating Advisor": [OPERATING ADVISOR], and its successors in interest and assigns, or any successor operating advisor appointed as herein provided.

"Operating Advisor Annual Report": As defined in Section 3.26(c).

["Operating Advisor Consultation Event": The occurrence of the aggregate Certificate Balance of the [HORIZONTAL RESIDUAL INTEREST CLASSES] (taking into account the application of any Appraisal Reduction Amounts to notionally reduce the Certificate Balances of such Classes) being reduced to less than 25% of the initial aggregate Certificate Balance of the [HORIZONTAL RESIDUAL INTEREST CLASSES].]

"Operating Advisor Consulting Fee": A fee for each Major Decision on which the Operating Advisor has consulting obligations and performed its duties with respect to such Major Decision equal to $[_____] or such lesser amount as the related Mortgagor agrees to pay with respect to any Mortgage Loan (other than the Non-Serviced Mortgage Loan), payable pursuant to Section 3.05 of this Agreement; provided, however, that no such fee shall be payable unless specifically paid by the related Mortgagor as a separately identifiable fee; provided, further, that the Operating Advisor may in its sole discretion reduce the Operating Advisor Consulting Fee with respect to any Major Decision; provided, further, that the Master Servicer or Special Servicer, as applicable, may waive or reduce the amount of any Operating Advisor Consulting Fee payable by the related Mortgagor if it determines that such full or partial waiver is in accordance with the Servicing Standard (provided that the Master Servicer or the Special Servicer, as applicable, shall consult, on a non-binding basis, with the Operating Advisor prior to any such waiver or reduction).

"Operating Advisor Expenses": With respect to any Distribution Date, an amount equal to any unreimbursed indemnification amounts or additional trust fund expenses payable to the Operating Advisor pursuant to this Agreement (other than the Operating Advisor Fee and the Operating Advisor Consulting Fee).

"Operating Advisor Fee": With respect to each Mortgage Loan, REO Loan, Non-Serviced Mortgage Loan and Trust Subordinate Companion Loan (but not any Companion Loan), the fee payable to the Operating Advisor pursuant to Section 3.26(i).

"Operating Advisor Fee Rate": With respect to each Interest Accrual Period related to any applicable Distribution Date, a *per annum* rate of [____]%.

"Operating Advisor Standard": The requirement that the Operating Advisor must act solely on behalf of the Trust and in the best interest of, and for the benefit of, the Certificateholders and, with respect to any Serviced Whole Loan for the benefit of the holders of the related Companion Loan (as a collective whole as if such Certificateholders and Companion Holders constituted a single lender), and not to any particular class of Certificateholders (as determined by the Operating Advisor in the exercise of its good faith and reasonable judgment), but without regard to any conflict of interest arising from any relationship that the Operating Advisor or any of its affiliates may have with any of the underlying Mortgagors, any Sponsor, the Mortgage Loan Seller, the Depositor, the Master Servicer, the Special Servicer, the Asset Representations Reviewer, the Directing Certificateholder, any Certificateholder or any of their affiliates.

"Operating Advisor Termination Event": Any of the following events, whether any such event is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body:

(a)   any failure by the Operating Advisor to observe or perform in any material respect any of its covenants or agreements or the material breach of any of its representations or warranties under this Agreement, which failure continues unremedied for a period of thirty (30) days after the date on which written notice of such failure is given to the Operating Advisor by any party to this Agreement or to the Operating Advisor, the Certificate Administrator and the Trustee by the holders of Certificates having greater than 25% of the aggregate Voting Rights, provided that any such failure which is not curable within such thirty (30) day period, the Operating Advisor will have an additional cure period of thirty (30) days to effect such cure so long as it has commenced to cure such failure within the initial thirty (30) day period and has provided the Trustee and the Certificate Administrator with an officer's certificate certifying that it has diligently pursued, and is continuing to pursue, such cure;

(b)   any failure by the Operating Advisor to perform in accordance with the Operating Advisor Standard which failure continues unremedied for a period of thirty (30) days after the date on which written notice of such failure is given;

(c)   any failure by the Operating Advisor to be an Eligible Operating Advisor, which failure continues unremedied for a period of thirty (30) days;

(d)   a decree or order of a court or agency or supervisory authority having jurisdiction in the premises in an involuntary case under any present or future federal or state bankruptcy, insolvency or similar law for the appointment of a conservator or receiver or liquidator in any insolvency, readjustment of debt, marshaling of assets and liabilities or similar proceedings, or for the winding up or liquidation of its affairs, shall have been entered against the operating advisor, and such decree or order shall have remained in force undischarged or unstayed for a period of sixty (60) days;

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(e)   the Operating Advisor consents to the appointment of a conservator or receiver or liquidator or liquidation committee in any insolvency, readjustment of debt, marshaling of assets and liabilities, voluntary liquidation, or similar proceedings of or relating to the operating advisor or of or relating to all or substantially all of its property; or

(f)   the Operating Advisor admits in writing its inability to pay its debts generally as they become due, files a petition to take advantage of any applicable insolvency or reorganization statute, makes an assignment for the benefit of its creditors, or voluntarily suspends payment of its obligations.

"Opinion of Counsel":   A written opinion of counsel, who may, without limitation, be salaried counsel for the Depositor, the Master Servicer, the Special Servicer, the Operating Advisor or the Asset Representations Reviewer, acceptable in form and delivered to the Trustee and the Certificate Administrator, except that any opinion of counsel relating to (a) the qualification of any Trust REMIC as a REMIC, (b) compliance with the REMIC Provisions, (c) the qualification of the Grantor Trust as a grantor trust, or (d) the resignation of the Master Servicer, the Special Servicer or the Depositor pursuant to Section 6.05, must be an opinion of counsel who is in fact Independent of the Depositor, the Master Servicer, the Special Servicer, the Operating Advisor and the Asset Representations Reviewer.

"Original Certificate Balance": With respect to any Class of Principal Balance Certificates or Class [LOAN-SPECIFIC] Certificates, as applicable, the initial aggregate principal amount thereof as of the Closing Date, in each case as specified in the Preliminary Statement.

"Original Lower-Tier Principal Amount":   With respect to any Class of Lower-Tier Regular Interest, the initial principal amount thereof as of the Closing Date, in each case as specified in the Preliminary Statement.

"Original Notional Amount": With respect to the Class [X-A] Notional Amount, the Class [X-B] Notional Amount, the Class [NON-OFFERED IO] Notional Amount, the Class [X-D] Notional Amount, the Class [X-E] Notional Amount, the Class [X-F] Notional Amount, and the Class [X-NR] Notional Amount, the applicable initial Notional Amount thereof as of the Closing Date, as specified in the Preliminary Statement.

"Originator":   [IDENTIFY EACH 20% ORIGINATOR OF THE SECURITIZATION THAT WILL BE REQUIRED TO SATISFY A PORTION OF THE RISK RETENTION REQUIREMENTS FOR THE SECURITIZATION].

"Other Certificate Administrator": Any certificate administrator under an Other Pooling and Servicing Agreement.

"Other Depositor":   Any depositor under an Other Pooling and Servicing Agreement.

"Other Pooling and Servicing Agreement": Any pooling and servicing agreement that creates a trust whose assets include any Serviced Companion Loan.

"Other Securitization": As defined in Section 11.06.

"Other Servicer": Any master servicer or special servicer, as applicable, under an Other Pooling and Servicing Agreement.

"Other Trustee": Any trustee under an Other Pooling and Servicing Agreement.

"Ownership Interest": As to any Certificate, any ownership or security interest in such Certificate as the Holder thereof and any other interest therein, whether direct or indirect, legal or beneficial, as owner or as pledgee.

"P&I Advance": As to any Mortgage Loan or REO Loan (but not any related Companion Loan or Trust Subordinate Companion Loan), any advance made by the Master Servicer or the Trustee, as applicable, pursuant to Section 4.03 or Section 7.05.

"P&I Advance Date": The Business Day immediately prior to each Distribution Date.

"P&I Advance Determination Date": With respect to any Distribution Date, the close of business on the related Determination Date.

"Pass-Through Rate": Any of the Class [A-1] Pass Through Rate, the Class [A-2] Pass Through Rate, the Class [A-3] Pass Through Rate, the Class [A-4] Pass Through Rate, the Class [A-5] Pass Through Rate, the Class [A-SB] Pass Through Rate, the Class [A-S] Pass Through Rate, the Class [B] Pass Through Rate, the Class [C] Pass Through Rate, the Class [D] Pass Through Rate, the Class [E] Pass Through Rate, the Class [F] Pass Through Rate, the Class [NR] Pass Through Rate, the Class [X-A] Pass Through Rate, the Class [X-B] Pass Through Rate, the Class [X-D] Pass Through Rate, the Class [X-E] Pass Through Rate, the Class [X-F] Pass Through Rate, the Class [X-NR] Pass-Through Rate or the [LOAN-SPECIFIC] Pass-Through Rate.

"PCAOB": The Public Company Accounting Oversight Board.

"Penalty Charges": With respect to any Mortgage Loan (other than the Non-Serviced Mortgage Loan), Serviced Companion Loan or Trust Subordinate Companion Loan (or any successor REO Loan), any amounts actually collected thereon (or, in the case of a Serviced Companion Loan or Trust Subordinate Companion Loan (or any successor REO Loan thereto) that is part of a Serviced Whole Loan or Trust AB Whole Loan, as applicable, actually collected on such Serviced Whole Loan or Trust AB Whole Loan, as applicable, and allocated and paid on such Serviced Companion Loan or Trust Subordinate Companion Loan, as applicable (or any successor REO Loan) in accordance with the related Intercreditor Agreement) that represent late payment charges or Default Interest, other than a Yield Maintenance Charge or any Excess Interest.

"Percentage Interest": As to any Certificate (other than the Class [R] and Class [ARD] Certificates), the percentage interest evidenced thereby in distributions required to be made with respect to the related Class. With respect to any Certificate (other than the Class [R] and Class [ARD] Certificates), the percentage interest is equal to the Denomination of

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such Certificate divided by the Original Certificate Balance or Original Notional Amount, as applicable, of such Class of Certificates as of the Closing Date. For these purposes on any Determination Date, the "Denomination as of the Closing Date" of any Exchangeable Certificate or any Class [EC] Certificate received in an exchange will be determined as if such certificate was part of the related class on the Closing Date, the "Denomination as of the Closing Date" of any Exchangeable Certificate or any Class [EC] Certificate surrendered in an exchange will be determined as if such certificate was not part of the related class on the Closing Date and the Original Certificate Balance of the related class of Exchangeable Certificates or Class [EC] Certificates will be determined as if such class consisted only of the certificates composing the class on that Determination Date and such certificates had been outstanding as of the Closing Date. With respect to a Class [R] Certificate or a Class [ARD] Certificate, the percentage interest is set forth on the face thereof.

"Performance Certification": As defined in Section 11.06.

"Performing Party": As defined in Section 11.12.

"Periodic Payment": With respect to any Mortgage Loan, the related Companion Loan or Trust Subordinate Companion Loan, the scheduled monthly payment of principal and/or interest (other than Excess Interest) on such Mortgage Loan, Companion Loan or Trust Subordinate Companion Loan, including any Balloon Payment, which is payable (as the terms of the applicable Mortgage Loan, Companion Loan or Trust Subordinate Companion Loan may be changed or modified in connection with a bankruptcy or similar proceedings involving the related Mortgagor or by reason of a modification, extension, waiver or amendment granted or agreed to pursuant to the terms hereof) by a Mortgagor from time to time under the related Mortgage Note and applicable law, without regard to any acceleration of principal of such Mortgage Loan, Companion Loan or Trust Subordinate Companion Loan by reason of default thereunder and without regard to any Excess Interest.

"Permitted Investments": Any one or more of the following obligations or securities (including obligations or securities of the Certificate Administrator, or managed by the Certificate Administrator or any Affiliate of the Certificate Administrator, if otherwise qualifying hereunder), regardless of whether issued by the Depositor, the Master Servicer, the Special Servicer, the Trustee, the Certificate Administrator, or any of their respective Affiliates and having the required ratings, if any, provided for in this definition and which shall not be subject to liquidation prior to maturity:

> (i) direct obligations of, and obligations fully guaranteed as to timely payment of principal and interest by, the United States of America, Fannie Mae, Freddie Mac or any agency or instrumentality of the United States of America, the obligations of which are backed by the full faith and credit of the United States of America that mature in one (1) year or less from the date of acquisition; provided that any obligation of, or guarantee by, Fannie Mae or Freddie Mac, other than an unsecured senior debt obligation of Fannie Mae or Freddie Mac, shall be a Permitted Investment only if such investment would not result in the downgrading, withdrawal or qualification of the then-current rating assigned by each Rating Agency to any Certificate (or, insofar as there is then outstanding any

class of Serviced Companion Loan Securities that are then rated by such rating agency, such class of securities) as evidenced in writing;

(ii)   time deposits, unsecured certificates of deposit, or bankers' acceptances that mature in one (1) year or less after the date of issuance and are issued or held by any depository institution or trust company (including the Trustee) incorporated or organized under the laws of the United States of America or any State thereof and subject to supervision and examination by federal or state banking authorities (A) in the case of such investments with maturities of thirty (30) days or less, the short-term debt obligations of which are rated in the highest short-term rating category by [RA1] or the long-term debt obligations of which are rated at least "[__]" by [RA1], (B) in the case of such investments with maturities of three (3) months or less, but more than thirty (30) days, the short-term obligations of which are rated in the highest short-term rating category by [RA1] and the long-term obligations of which are rated at least "[__]" by [RA1], (C) in the case of such investments with maturities of six (6) months or less, but more than three (3) months, the short-term obligations of which are rated in the highest short-term rating category by [RA1] and the long-term obligations of which are rated at least "[__]" by [RA1], (D) in the case of such investments with maturities of more than six (6) months, the short-term obligations of which are rated in the highest short-term rating category by [RA1] and the long-term obligations of which are rated "[__]" by [RA1] (or, in each case, if permitted by the related Mortgage Loan, if not rated by [RA1], otherwise acceptable to [RA1], as confirmed in writing that such investment would not, in and of itself, result in a downgrade, qualification or withdrawal of the then current ratings assigned to the Certificates), (E) for short-term debt obligations, a rating in the highest short-term rating category by [RA2] and, in the case of such investments with a term in excess of thirty (30) days, the long-term debt obligations of which are rated at least "[__]" by [RA2], (F) for maturities of less than three (3) months, a short-term rating of "[__]" by [RA3] (if then rated by [RA3] and, if not so rated, by two other NRSROs (which may be [RA1] and [RA2])), (G) for maturities greater than three (3) months, a long-term rating of "[__]" by [RA3] (if then rated by [RA3] and, if not so rated, by two other NRSROs (which may be [RA1] and [RA2])) and (H) the commercial paper or other short- term debt obligations of such depository institution or trust company are rated in the highest rating categories of each Rating Agency or such other rating as would not result in the downgrading, withdrawal or qualification of the then-current rating assigned by each Rating Agency to any Class of Certificates (or, insofar as there is then outstanding any class of Serviced Companion Loan Securities that is then rated by such rating agency, such class of securities) as evidenced in writing;

(iii)   repurchase agreements or obligations with respect to any security described in <u>clause (i)</u> above where such security has a remaining maturity of one year or less and where such repurchase obligation has been entered into with a depository institution or trust company (acting as principal) described in <u>clause (ii)</u> above;

(iv)   debt obligations bearing interest or sold at a discount issued by any corporation incorporated under the laws of the United States of America or any state thereof which mature in one (1) year or less from the date of acquisition, which debt obligations are rated in the highest rating categories of each Rating Agency (in the case of [RA3], if then rated by [RA3] and, if not so rated, by two other NRSROs (which may be [RA1] and [RA2])), if the obligations mature within 60 days; provided, however, that securities issued by any particular corporation will not be Permitted Investments to the extent that investment therein will cause the then outstanding principal amount of securities issued by such corporation and held in the accounts established hereunder to exceed 10% of the sum of the aggregate principal balance and the aggregate principal amount of all Permitted Investments in such accounts;

(v)   commercial paper (including both non-interest bearing discount obligations and interest bearing obligations) of any corporation or other entity organized under the laws of the United States or any state thereof payable on demand or on a specified date maturing in one (1) year or less from the date of acquisition thereof and which is rated in the highest rating category of each Rating Agency (in the case of [RA3], if then rated by [RA3] and, if not so rated, by two other NRSROs (which may be [RA1] and [RA2]));

(vi)   money market funds, rated in the highest rating categories of each Rating Agency (if so rated by each such Rating Agency (and if not rated by any such Rating Agency, an equivalent rating (or higher) by at least two (2) NRSROs (which may include [RA2], [RA5], [RA3], [RA1] and/or [RA4]))), which may include the [FUND] if so qualified;

(vii)   any other demand, money market or time deposit, obligation, security or investment, but for the failure to satisfy one or more of the minimum rating(s) set forth in the applicable clause, would be listed in clauses (i) – (vi) above with respect to which a Rating Agency Confirmation has been obtained from each Rating Agency for which the minimum ratings set forth in the applicable clause is not satisfied with respect to such demand, money market or time deposit, obligation, security or investment and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates pursuant to Section 3.25); and

(viii)   any other demand, money market or time depositor, obligation, security or investment not listed in clauses (i) – (vi) above with respect to which a Rating Agency Confirmation has been obtained from each and every Rating Agency;

provided, however, that each Permitted Investment qualifies as a "cash flow investment" pursuant to Section 860G(a)(6) of the Code, and that (a) it shall have a predetermined fixed

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dollar of principal due at maturity that cannot vary or change and (b) any such investment that provides for a variable rate of interest must have an interest rate that is tied to a single interest rate index plus a fixed spread, if any, and move proportionately with such index; and _provided_, _further_, _however_, that no such instrument shall be a Permitted Investment (a) if such instrument evidences principal and interest payments derived from obligations underlying such instrument and the interest payments with respect to such instrument provide a yield to maturity at the time of acquisition of greater than 120% of the yield to maturity at par of such underlying obligations or (b) if such instrument may be redeemed at a price below the purchase price; and _provided_, _further_, _however_, that no amount beneficially owned by any Trust REMIC (even if not yet deposited in the Trust) may be invested in investments (other than money market funds) treated as equity interests for federal income tax purposes, unless the Master Servicer receives an Opinion of Counsel, at its own expense, to the effect that such investment will not adversely affect the status of any Trust REMIC. Permitted Investments that are subject to prepayment or call may not be purchased at a price in excess of par.

"Permitted Special Servicer/Affiliate Fees": Any commercially reasonable treasury management fees, banking fees, title agency fees, insurance commissions or fees and appraisal fees received or retained by the Special Servicer or any of its Affiliates in connection with any services performed by such party with respect to any Mortgage Loan, the Trust Subordinate Companion Loan and Serviced Companion Loan (including any related REO Property) in accordance with this Agreement.

"Permitted Transferee": Any Person or any agent thereof other than (a) a Disqualified Organization, (b) any other Person so designated by the Certificate Registrar who is unable to provide an Opinion of Counsel (provided at the expense of such Person or the Person requesting the transfer) to the effect that the transfer of an Ownership Interest in any Class [R] Certificate to such Person will not cause the Trust to fail to qualify as one or more REMICs at any time that the Certificates are outstanding, (c) a Person that is a Non-U.S. Tax Person (other than (i) a Non-U.S. Tax Person in whose hands the income from such Class [R] Certificate is effectively connected with the conduct of a trade or business within the United States and that has furnished the transferor and the Certificate Registrar with an effective Internal Revenue Service Form W-8ECI or other prescribed form or (ii) a Non-U.S. Tax Person, if in connection with the proposed transfer of such Class [R] Certificate, the transferor provides an Opinion of Counsel to the Certificate Registrar to the effect that such transfer will not be disregarded for federal income tax purposes under Treasury Regulations Section 1.860G-3), (d) any partnership if any of its interests are (or under the partnership agreement are permitted to be) owned, directly or indirectly (other than through a U.S. corporation), by a Non-U.S. Tax Person or (e) a U.S. Tax Person with respect to whom income from the Class [R] Certificate is attributable to a foreign permanent establishment or fixed base, within the meaning of an applicable income tax treaty, of the transferee or any other U.S. Tax Person.

"Person": Any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

"Plan": As defined in Section 5.03(m).

"Preliminary Dispute Resolution Election Notice": As defined in Section 2.03(l)(i).

"Prepayment Assumption": A "constant prepayment rate" of 0% used for determining the accrual of original issue discount and market discount, if any, and the amortization premium, if any, on the Certificates for federal income tax purposes; provided that it is assumed that each Mortgage Loan with an Anticipated Repayment Date prepays on such date.

"Prepayment Interest Excess": For any Distribution Date and with respect to any Mortgage Loan or Serviced Whole Loan that was subject to a Principal Prepayment in full or in part during the related Collection Period, which Principal Prepayment was applied to such Mortgage Loan or Serviced Whole Loan, as applicable, after the related Due Date and prior to the following Determination Date, the amount of interest (net of the related Servicing Fees and any Excess Interest), to the extent collected from the related Mortgagor (without regard to any prepayment premium or Yield Maintenance Charge actually collected), that would have accrued at a rate *per annum* equal to the sum of (x) the related Net Mortgage Rate for such Mortgage Loan or Serviced Whole Loan, as applicable, and (y) the Certificate Administrator Fee Rate and Operating Advisor Fee Rate, on the amount of such Principal Prepayment from such Due Date to, but not including, the date of such prepayment (or any later date through which interest accrues). Prepayment Interest Excesses (to the extent not offset by Prepayment Interest Shortfalls or required to be paid as Compensating Interest Payments) collected on the Mortgage Loans (other than the Non-Serviced Mortgage Loan) and any related Serviced Companion Loan, will be retained by the Master Servicer as additional servicing compensation.

"Prepayment Interest Shortfall": For any Distribution Date and with respect to any Mortgage Loan or Serviced Whole Loan that was subject to a Principal Prepayment in full or in part during the related Collection Period, which Principal Prepayment was applied to such Mortgage Loan or Serviced Whole Loan (with such prepayment allocated between the related Mortgage Loan and Serviced Companion Loan in accordance with the related Intercreditor Agreement), as applicable, after the related Determination Date (or, with respect to each Mortgage Loan or Serviced Companion Loan, as applicable, with a Due Date occurring after the related Determination Date, the related Due Date) and prior to the following Due Date, the amount of interest (net of the related Servicing Fees and any Excess Interest), to the extent not collected from the related Mortgagor (without regard to any prepayment premium or Yield Maintenance Charge actually collected), that would have accrued at a rate *per annum* equal to the sum of (x) the related Net Mortgage Rate for such Mortgage Loan or Serviced Whole Loan, as applicable and (y) the Certificate Administrator Fee Rate and the Operating Advisor Fee Rate, on the amount of such Principal Prepayment during the period commencing on the date as of which such Principal Prepayment was applied to such Mortgage Loan or Serviced Whole Loan, as applicable, and ending on such following Due Date. With respect to the AB Whole Loan, any Prepayment Interest Shortfall for any Distribution Date shall be allocated *first* to the related AB Subordinate Companion Loan (and, with respect to the Trust Subordinate Companion Loan, correspondingly to the Class [LOAN SPECIFIC CLASS] Certificates) and then to the related Mortgage Loan. Shortfalls allocable to the Trust Subordinate Companion Loan as a result of Prepayment Interest Shortfalls not covered by Compensating Interest Payments shall be allocated to the [LOAN SPECIFIC CLASS] Certificates.

"Primary Collateral": With respect to any Crossed Underlying Loan, that portion of the Mortgaged Property designated as directly securing such Crossed Underlying Loan and excluding any Mortgaged Property as to which the related lien may only be foreclosed upon by exercise of the cross-collateralization provisions of such Crossed Underlying Loan.

"Primary Servicing Fee": The monthly fee payable by the Master Servicer solely from the Servicing Fee to each Initial Sub-Servicer, which monthly fee accrues at the rate *per annum* specified as such in the Sub-Servicing Agreement with such Initial Sub-Servicer.

"Prime Rate": The "Prime Rate" as published in the "Money Rates" section of the New York City edition of *The Wall Street Journal* (or, if such section or publication is no longer available, such other comparable publication as determined by the Certificate Administrator in its reasonable discretion) as may be in effect from time to time, or, if the "Prime Rate" no longer exists, such other comparable rate (as determined by the Certificate Administrator in its reasonable discretion) as may be in effect from time to time.

"Principal Balance Certificates": Each of the Class [A-1], Class [A-2], Class [A-3], Class [A-4], Class [A-5], Class [A-SB], Class [A-S], Class [B], Class [C], Class [EC], Class D, Class [E], Class [F] and Class [NR] Certificates.

"Principal Distribution Amount": With respect to any Distribution Date and the Principal Balance Certificates, an amount equal to the sum of the following amounts: (a) the Principal Shortfall for such Distribution Date, (b) the Scheduled Principal Distribution Amount for such Distribution Date and (c) the Unscheduled Principal Distribution Amount for such Distribution Date; provided that the Principal Distribution Amount for any Distribution Date shall be reduced, to not less than zero, by the amount of any reimbursements of (A) Nonrecoverable Advances (including any servicing advance with respect to the Non-Serviced Mortgage Loan under the related Non-Serviced Pooling and Servicing Agreement reimbursed out of general collections on the Mortgage Loans), with interest on such Nonrecoverable Advances at the Reimbursement Rate that are paid or reimbursed from principal collections on the Mortgage Loans in a period during which such principal collections would have otherwise been included in the Principal Distribution Amount for such Distribution Date and (B) Workout-Delayed Reimbursement Amounts paid or reimbursed from principal collections on the Mortgage Loans in a period during which such principal collections would have otherwise been included in the Principal Distribution Amount for such Distribution Date (provided that, in the case of clauses (A) and (B) above, if any of the amounts that were reimbursed from principal collections on the Mortgage Loans (including REO Loans) are subsequently recovered on the related Mortgage Loan (or REO Loan), such recovery will increase the Principal Distribution Amount for the Distribution Date related to the period in which such recovery occurs).

"Principal Prepayment": Any payment of principal made by the Mortgagor on a Mortgage Loan or Trust Subordinate Companion Loan that is received in advance of its scheduled Due Date as a result of such prepayment.

"Principal Shortfall": For any Distribution Date after the initial Distribution Date with respect to the Mortgage Loans, the amount, if any, by which (a) the related Principal

Distribution Amount for the preceding Distribution Date, exceeds (b) the aggregate amount actually distributed on the preceding Distribution Date in respect of such Principal Distribution Amount.. The Principal Shortfall for the initial Distribution Date will be zero.

"Privileged Communications": Any correspondence between the Directing Certificateholder and the Special Servicer referred to in clause (i) of the definition of "Privileged Information".

"Privileged Information": Any (i) correspondence between the Directing Certificateholder and the Special Servicer related to any Specially Serviced Mortgage Loan or the exercise of the Directing Certificateholder's consent or consultation rights under this Agreement, (ii) strategically sensitive information that the Special Servicer has reasonably determined could compromise the Trust's position in any ongoing or future negotiations with the related Mortgagor or other interested party and (iii) information subject to attorney-client privilege. Both the Master Servicer and the Special Servicer shall be entitled to rely on any identification of materials as "attorney-client privileged" without liability for any such reliance hereunder.

"Privileged Information Exception": With respect to any Privileged Information, at any time (a) such Privileged Information becomes generally available and known to the public other than as a result of a disclosure directly or indirectly by the party restricted from disclosing such Privileged Information (the "Restricted Party"), (b) it is reasonable and necessary for the Restricted Party to disclose such Privileged Information in working with legal counsel, auditors, taxing authorities or other governmental agencies, (c) such Privileged Information was already known to such Restricted Party and not otherwise subject to a confidentiality obligation and/or (d) the Restricted Party is (in the case of the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Administrator and the Trustee, as evidenced by an opinion of counsel (which will be an additional expense of the Trust) delivered to each of the Master Servicer, the Special Servicer, the Directing Certificateholder, the Operating Advisor, the Asset Representations Reviewer, the Certificate Administrator and the Trustee), required by law, rule, regulation, order, judgment or decree to disclose such information.

"Privileged Person": The Depositor and its designees, the Initial Purchasers, the Underwriters, the Mortgage Loan Sellers, the Master Servicer, the Special Servicer, the Trustee, the Certificate Administrator, any Additional Servicer designated by the Master Servicer or the Special Servicer, the Directing Certificateholder (but only prior to the occurrence of a Consultation Termination Event), the Operating Advisor, any affiliate of the Operating Advisor designated by the Operating Advisor, any Asset Representations Reviewer, any affiliate of the Asset Representations Reviewer designated by the Asset Representations Reviewer, any Companion Holder who provides an Investor Certification, any Person who provides the Certificate Administrator with an Investor Certification and any NRSRO (including any Rating Agency) that provides the Certificate Administrator with an NRSRO Certification, which Investor Certification and NRSRO Certification may be submitted electronically via the Certificate Administrator's Website; provided, that in no event may a Mortgagor, a manager of a Mortgaged Property, an affiliate, principal, partner, member, joint venture, limited partner, employee, representative, director, advisor or investor in any of the foregoing or an agent of any

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of the foregoing or a mezzanine lender for which an event has occurred that would permit acceleration or who has commenced foreclosure proceedings be considered a Privileged Person. In determining whether any person is an Additional Servicer or an affiliate of the Operating Advisor, the Certificate Administrator may rely on direction by the Master Servicer, the Special Servicer, any Mortgage Loan Seller or the Operating Advisor, as the case may be.

"Prohibited Party": Any proposed Servicing Function Participant that is listed on the Depositor's Do Not Hire List.

"Prohibited Prepayment": As defined in the definition of Compensating Interest Payments.

"Proposed Course of Action Notice": As defined in Section 2.03(l)(i).

"Prospectus": The Prospectus, dated [DATE].

"PTCE": Prohibited Transaction Class Exemption.

"Purchase Price": With respect to any Mortgage Loan or Trust Subordinate Companion Loan (or any related REO Loan) (including, to the extent required pursuant to the final paragraph hereof, any related Companion Loan) to be purchased pursuant to (A) Section 5 of the related Mortgage Loan Purchase Agreement by the related Mortgage Loan Seller, (B) Section 3.16, or (C) Section 9.01, a price, without duplication, equal to:

> (i) the [outstanding principal balance of such Mortgage Loan [or the related Trust Subordinate Companion Loan] (or any related REO Loan (including for such purpose, to the extent required pursuant to the final paragraph hereof, the related Companion Loan))] as of the date of purchase; plus

> (ii) all accrued and unpaid interest on the Mortgage Loan [or the related Trust Subordinate Companion Loan] (or any related REO Loan (including for such purpose, to the extent required pursuant to the final paragraph hereof, the related Companion Loan)), [at the related Mortgage Rate in effect from time to time](excluding any portion of such interest that represents Default Interest or Excess Interest on the ARD Loan), to, but not including, the Due Date immediately preceding or coinciding with the Determination Date for the Collection Period of purchase; plus

> (iii) all related unreimbursed Servicing Advances plus accrued and unpaid interest on all related Advances at the Reimbursement Rate, Special Servicing Fees (whether paid or unpaid) and any other additional trust fund expenses (except for Liquidation Fees) in respect of such Mortgage Loan or the related Trust Subordinate Companion Loan (or related REO Loan (including for such purpose, to the extent required pursuant to the final paragraph hereof, the related Companion Loan)), if any; plus

> (iv) if such Mortgage Loan or Trust Subordinate Companion Loan (or related REO Loan) is being repurchased or substituted by the related Mortgage

Loan Seller, pursuant to Section 5 of the applicable Mortgage Loan Purchase Agreement, all reasonable out-of-pocket expenses reasonably incurred or to be incurred by the Master Servicer, the Special Servicer, the Depositor, the Certificate Administrator, Asset Representations Reviewer or the Trustee in respect of the omission, breach or defect giving rise to the repurchase or substitution obligation, including any expenses arising out of the enforcement of the repurchase or substitution obligation, including, without limitation, legal fees and expenses and any additional trust fund expenses relating to such Mortgage Loan or the related Trust Subordinate Companion Loan (or related REO Loan); provided, however, that such out-of-pocket expenses shall not include expenses incurred by Certificateholders or Certificate Owners in instituting an Asset Review Vote Election, in taking part in an Asset Review vote or in exercising such Certificateholder's or Certificate Owner's, as applicable, rights under the dispute resolution mechanics pursuant to Section 2.03(k) hereof; plus

(v) Liquidation Fees, if any, payable with respect to such Mortgage Loan or Trust Subordinate Companion Loan (or related REO Loan) (which will not include any Liquidation Fees if such repurchase occurs prior to the expiration of the Extended Cure Period).

Solely with respect to any Serviced Whole Loan or Trust AB Whole Loan to be sold pursuant to Section 3.16(a)(iii), "Purchase Price" shall mean the amount calculated in accordance with the preceding sentence in respect of the related Whole Loan or Trust AB Whole Loan, including, for such purposes, the Mortgage Loan and the related Companion Loan or Trust Subordinate Companion Loan, as applicable. With respect to any REO Property to be sold pursuant to Section 3.16(b), "Purchase Price" shall mean the amount calculated in accordance with the preceding sentence in respect of the related REO Loan (including any related Companion Loan or Trust Subordinate Companion Loan). With respect to any sale pursuant to Section 3.16(a)(ii) or Section 3.16(e) or for purposes of calculating any Gain-on-Sale Proceeds, the "Purchase Price" shall be allocated between the related Mortgage Loan and Companion Loan or Trust Subordinate Companion Loan, as applicable, in accordance with, and shall be equal to the amount provided pursuant to, the provisions of the related Intercreditor Agreement. Notwithstanding the foregoing, with respect to any repurchase pursuant to subclause (A) and subclause (C) hereof, the "Purchase Price" shall not include any amounts payable in respect of any related Companion Loan.

"Qualified Institutional Buyer": A "qualified institutional buyer" as defined in Rule 144A under the Act.

"Qualified Insurer": (i) With respect to any Mortgage Loan, Trust Subordinate Companion Loan, REO Loan or REO Property, an insurance company or security or bonding company qualified to write the related Insurance Policy in the relevant jurisdiction with an insurance financial strength rating of at least: (a) "[___]" by [RA1] (or, if not rated by [RA1], at least "[___]" by one other nationally recognized insurance rating organization (which may include [RA2] or [RA3])), (b) "[___]" by [RA2] (or, if not rated by [RA2], at least "[___]" by one other nationally recognized insurance rating organization (which may include [RA1] or [RA3]) and (c) "[___]" by [RA3] (or, if not rated by [RA3], at least an equivalent rating as that listed above by one other nationally recognized insurance rating organization (which may include [RA1] or [RA2])) and (ii) with respect to the fidelity bond and errors and omissions insurance policy required to be maintained pursuant to Section 3.07(c), except as otherwise permitted by Section 3.07(c), an insurance company that has a claims paying ability (or the obligations which are guaranteed or backed by a company having such claims paying ability) rated "[___]" by [RA1] and at least one of the following ratings: (a) "[___]" by [RA4], (b) "[___]" by [RA2], (c) "[___]" by A.M. Best Company, Inc. or, (d) "[___]" by [RA3], or, in the case of clauses (i) or (ii), any other insurer acceptable to the Rating Agencies, as evidenced by a Rating Agency Confirmation.

"Qualified Replacement Special Servicer": A replacement special servicer that (i) satisfies all of the eligibility requirements applicable to special servicers contained in this Agreement, (ii) is not the Operating Advisor, the Asset Representations Reviewer or an Affiliate of the Operating Advisor or the Asset Representations Reviewer, (iii) is not obligated to pay the Operating Advisor (x) any fees or otherwise compensate the Operating Advisor in respect of its obligations under this Agreement, and (y) for the appointment of the successor special servicer or the recommendation by the Operating Advisor for the replacement Special Servicer to become the Special Servicer, (iv) is not entitled to receive any compensation from the Operating Advisor other than compensation that is not material and is unrelated to the Operating Advisor's recommendation that such party be appointed as the replacement special servicer, (v) is not entitled to receive any fee from the Operating Advisor for its appointment as successor special servicer, in each case, unless such fee is expressly approved by 100% of the Certificateholders, (vi) is not a special servicer that has been cited by [RA1] as having servicing concerns as the sole or a material factor in any qualification, downgrade or withdrawal of the ratings (or placement on "watch status" in contemplation of a rating downgrade or withdrawal) of securities in a transaction serviced by the applicable servicer prior to the time of determination, (vii) currently has a special servicer rating of at least "[___]" from [RA2] and (viii) is not a special servicer that has been cited by [RA3] as having servicing concerns as the sole or a material factor in any qualification, downgrade or withdrawal of the ratings (or placement on "watch status" in contemplation of a ratings downgrade or withdrawal) of securities in a transaction serviced by the applicable servicer prior to the time of determination.

"Qualified Substitute Mortgage Loan": A substitute mortgage loan (other than with respect to the Whole Loans, for which no substitution will be permitted) replacing a removed Mortgage Loan or Trust Subordinate Companion Loan that must, on the date of substitution: (i) have an outstanding principal balance, after application of all scheduled payments of principal and interest due during or prior to the month of substitution, whether or not received, not in excess of the Stated Principal Balance of the removed Mortgage Loan or Trust Subordinate Companion Loan as of the Due Date in the calendar month during which the substitution occurs; (ii) have a Mortgage Rate not less than the Mortgage Rate of the removed Mortgage Loan or Trust Subordinate Companion Loan; (iii) have the same Due Date as and Grace Period no longer than that of the removed Mortgage Loan; (iv) accrue interest on the same basis as the removed Mortgage Loan or Trust Subordinate Companion Loan (for example, on the basis of a 360 day year consisting of twelve 30-day months); (v) have a remaining term to stated maturity not greater than, and not more than two (2) years less than, the remaining term to stated maturity of the removed Mortgage Loan; (vi) have a then-current loan-to-value ratio equal to or less than [the lesser of] the loan-to-value ratio for the removed Mortgage Loan or Trust

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Subordinate Companion Loan as of the Closing Date [and [__]%, in each case] using the "value" for the Mortgaged Property as determined using an Appraisal; (vii) comply as of the date of substitution in all material respects with all of the representations and warranties set forth in the applicable Mortgage Loan Purchase Agreement; (viii) have an environmental report that indicates no material adverse environmental conditions with respect to the related Mortgaged Property and which will be delivered as a part of the related Mortgage File; (ix) have a then-current debt service coverage ratio at least equal to [the greater of] the original debt service coverage ratio of the removed Mortgage Loan or Trust Subordinate Companion Loan as of the Closing Date [and [____]x]; (x) constitute a "qualified replacement mortgage" within the meaning of Section 860G(a)(4) of the Code as evidenced by an Opinion of Counsel (provided at the applicable Mortgage Loan Seller's expense); (xi) not have a maturity date or an amortization period that extends to a date that is after the date two (2) years prior to the Rated Final Distribution Date; (xii) have comparable prepayment restrictions to those of the removed Mortgage Loan or Trust Subordinate Companion Loan; (xiii) not be substituted for a removed Mortgage Loan or Trust Subordinate Companion Loan unless the Trustee and the Certificate Administrator have received Rating Agency Confirmation from each Rating Agency (the cost, if any, of obtaining such Rating Agency Confirmation to be paid by the applicable Mortgage Loan Seller); (xiv) have been approved, so long as a Control Termination Event has not occurred and is not continuing, by the Directing Certificateholder; (xv) prohibit defeasance within two (2) years of the Closing Date; (xvi) not be substituted for a removed Mortgage Loan or Trust Subordinate Companion Loan if it would result in the termination of the REMIC status of any of the REMICs established under this Agreement or the imposition of tax on any of such REMICs other than a tax on income expressly permitted or contemplated to be imposed by the terms of this Agreement, as determined by an Opinion of Counsel; (xvii) have an engineering report that indicates no material adverse property condition or deferred maintenance with respect to the related Mortgaged Property that will be delivered as a part of the related Servicing File; and (xviii) be current in the payment of all scheduled payments of principal and interest then due. In the event that more than one mortgage loan is substituted for a removed Mortgage Loan or Trust Subordinate Companion Loan, then the amounts described in clause (i) shall be determined on the basis of aggregate Stated Principal Balances and each such proposed Qualified Substitute Mortgage Loan shall individually satisfy each of the requirements specified in clauses (ii) through (xviii); provided that the rates described in clause (ii) above and the remaining term to stated maturity referred to in clause (v) above shall be determined on a weighted average basis; provided, further, that no individual Mortgage Rate (net of the Servicing Fee Rate, the Certificate Administrator Fee Rate and the Operating Advisor Fee Rate) shall be lower than the highest fixed Pass-Through Rate (and not based on, or subject to a cap equal to, the Weighted Average Net Mortgage Rate) of any class of Principal Balance Certificates having a Certificate Balance then outstanding. When a Qualified Substitute Mortgage Loan is substituted for a removed Mortgage Loan or Trust Subordinate Companion Loan, the applicable Mortgage Loan Seller shall certify that the Qualified Substitute Mortgage Loan meets all of the requirements of the above definition and shall send such certification to the Trustee, the Certificate Administrator and, prior to the occurrence of a Consultation Termination Event, the Directing Certificateholder.

"[RA1]": [RATING AGENCY 1], and its successors in interest. If neither [RA1] nor any successor remains in existence, "[RA1]" shall be deemed to refer to such other nationally recognized statistical rating agency or other comparable Person reasonably designated by the

Depositor, notice of which designation shall be given to the Trustee, the Certificate Administrator, the Master Servicer, the Directing Certificateholder and the Special Servicer, and specific ratings of [RA1] herein referenced shall be deemed to refer to the equivalent ratings of the party so designated.

"[RA2]": [RATING AGENCY 2], and its successors in interest. If neither [RA2] nor any successor remains in existence, "[RA2]" shall be deemed to refer to such other nationally recognized statistical rating agency or other comparable Person reasonably designated by the Depositor, notice of which designation shall be given to the Trustee, the Certificate Administrator, the Master Servicer, the Directing Certificateholder and the Special Servicer, and specific ratings of [RA2] herein referenced shall be deemed to refer to the equivalent ratings of the party so designated.

"[RA3]": [RATING AGENCY 3], and its successors in interest. If neither [RA3] nor any successor remains in existence, "[RA3]" shall be deemed to refer to such other nationally recognized statistical rating agency or other comparable Person reasonably designated by the Depositor, notice of which designation shall be given to the Trustee, the Certificate Administrator, the Master Servicer, the Directing Certificateholder and the Special Servicer and specific ratings of [RA3] herein referenced shall be deemed to refer to the equivalent ratings of the party so designated.

"[RA4]": [RATING AGENCY 4], and its successors in interest. If neither [RA4] nor any successor remains in existence, "[RA4]" shall be deemed to refer to such other nationally recognized statistical rating agency or other comparable Person reasonably designated by the Depositor, notice of which designation shall be given to the Trustee, the Certificate Administrator, the Master Servicer, the Directing Certificateholder and the Special Servicer and specific ratings of [RA4] herein referenced shall be deemed to refer to the equivalent ratings of the party so designated.

"[RA5]": [RATING AGENCY 5], and its successors in interest. If neither [RA5] nor any successor remains in existence, "[RA5]" shall be deemed to refer to such other nationally recognized statistical rating agency or other comparable Person reasonably designated by the Depositor, notice of which designation shall be given to the Trustee, the Certificate Administrator, the Master Servicer, the Directing Certificateholder and the Special Servicer and specific ratings of [RA5] herein referenced shall be deemed to refer to the equivalent ratings of the party so designated.

"RAC No-Response Scenario": As defined in Section 3.25(a).

"RAC Requesting Party": As defined in Section 3.25(a).

"Rated Final Distribution Date": As to each Class of Certificates, the Distribution Date in [DATE].

"Rating Agency": Each of [RA1], [RA2] and [RA3] or their successors in interest. If no such rating agency nor any successor thereof remains in existence, "Rating Agency" shall be deemed to refer to such nationally recognized statistical rating agency or other comparable Person reasonably designated by the Depositor, notice of which designation shall be given to the Trustee, the Certificate Administrator, the Special Servicer and the Master Servicer, and specific ratings of [RA1], [RA2] and [RA3] herein referenced shall be deemed to refer to the equivalent ratings of the party so designated. [THE SPECIFIC NUMBER OF RATING AGENCIES MAY VARY FROM TRANSACTION TO TRANSACTION.]

"Rating Agency Communication": With respect to any action, any written communication intended for a Rating Agency relating to such action, which shall be delivered at least ten (10) Business Days prior to completing such action, in electronic document format suitable for website posting to the 17g-5 Information Provider (which will be required to post such request on the 17g-5 Information Provider's Website in accordance with the Pooling and Servicing Agreement).

"Rating Agency Confirmation": With respect to any matter, confirmation in writing (which may be in electronic form) by each applicable Rating Agency that a proposed action, failure to act or other event so specified will not, in and of itself, result in the downgrade, withdrawal or qualification of the then-current rating assigned to any Class of Certificates (if then rated by the Rating Agency); provided that a written waiver or other acknowledgment from the Rating Agency indicating its decision not to review the matter for which the Rating Agency Confirmation is sought shall be deemed to satisfy the requirement for the Rating Agency Confirmation from each Rating Agency with respect to such matter.

"Rating Agency Inquiry": As defined in Section 4.07(c).

"Rating Agency Q&A Forum and Document Request Tool": As defined in Section 4.07(c).

"Realized Loss": As defined in Section 4.04(a).

"Record Date": With respect to any Distribution Date, the [last Business Day of the month immediately preceding the month in which Distribution Date occurs].

"Regular Certificates": Any of the Class [A-1], Class [A-2], Class [A-3], Class [A-4], Class [A-5], Class [A-SB], Class [A-S], Class [B], Class [C], Class [D], Class [E], Class [F], Class [NR], Class [X-A], Class [X-B], Class [X-D], Class [X-E], Class [X-F] and Class [X-NR] Certificates.

"Regulation AB": Subpart 229.1100 – Asset Backed Securities (Regulation AB), 17 C.F.R. §§ 229.1100-229.1125, as such may be amended from time to time, and subject to such clarification and interpretation as have been provided by the Commission or by the staff of the Commission, or as may be provided by the Commission or its staff from time to time.

"Regulation AB Companion Loan Securitization": As defined in Section 11.15(a).

"Regulation AB Servicing Officer": Any officer or employee of the Master Servicer or the Special Servicer, as applicable, involved in, or responsible for, the administration and servicing of the Mortgage Loans, Trust Subordinate Companion Loan or Companion Loans, or this Agreement and also, with respect to a particular matter, any other officer to whom such matter is referred because of such officer's or employee's knowledge of and familiarity with the particular subject, and, in the case of any certification required to be signed by a Servicing Officer, such an officer or employee whose name and specimen signature appears on a list of servicing officers furnished to the Trustee and/or the Certificate Administrator by the Master Servicer or the Special Servicer, as applicable, as such list may from time to time be amended.

"Regulation D": Regulation D under the Act.

"Regulation S": Regulation S under the Act.

"Regulation S Book-Entry Certificates": The Non-Registered Certificates sold to institutions that are non-United States Securities Persons in Offshore Transactions in reliance on Regulation S and represented by one or more Book-Entry Non-Registered Certificates deposited with the Certificate Administrator as custodian for the Depository.

"Reimbursement Rate": The rate *per annum* applicable to the accrual of interest on Servicing Advances in accordance with Section 3.03(d) and P&I Advances in accordance with Section 4.03(d), which rate *per annum* shall equal the Prime Rate.

"Related Certificates" and "Related Lower-Tier Regular Interests": For each of the following Classes of Certificates, the related Class of Lower-Tier Regular Interests; and for the following Classes of Lower-Tier Regular Interests or the related Class of Certificates, as applicable, set forth below:

Related Certificates	Related Uncertificated Lower-Tier Interest
Class [A-1] Certificates	Class LA1 Uncertificated Interest
Class [A-2] Certificates	Class LA2 Uncertificated Interest
Class [A-3] Certificates	Class LA3 Uncertificated Interest
Class [A-4] Certificates	Class LA4 Uncertificated Interest
Class [A-5] Certificates	Class LA5 Uncertificated Interest
Class [A-SB] Certificates	Class LASB Uncertificated Interest
Class [A-S] Certificates	Class LAS Uncertificated Interest
Class [B] Certificates	Class LB Uncertificated Interest
Class [C] Certificates	Class LC Uncertificated Interest
Class [D] Certificates	Class LD Uncertificated Interest
Class [E] Certificates	Class LE Uncertificated Interest
Class [F] Certificates	Class LF Uncertificated Interest
Class [NR] Certificates	Class LNR Uncertificated Interest

"Relevant Servicing Criteria": The Servicing Criteria applicable to a specific party, as set forth on Exhibit AA attached hereto. For clarification purposes, multiple parties can have responsibility for the same Relevant Servicing Criteria. With respect to a Servicing Function Participant engaged by the Trustee, the Certificate Administrator, the Master Servicer or the Special Servicer, the term "Relevant Servicing Criteria" may refer to a portion of the Relevant Servicing Criteria applicable to the Master Servicer, the Special Servicer, the Trustee and/or the Certificate Administrator.

"REMIC": A "real estate mortgage investment conduit" as defined in Section 860D of the Code (or any successor thereto).

"REMIC Administrator": The Certificate Administrator or any REMIC administrator appointed pursuant to Section 10.04.

"REMIC Provisions": Provisions of the federal income tax law relating to real estate mortgage investment conduits, which appear at Sections 860A through 860G of subchapter M of chapter 1 of the Code, and related provisions, and temporary and final Treasury Regulations (or proposed regulations that would apply by reason of their proposed effective date to the extent not inconsistent with temporary or final regulations) and any rulings or announcements promulgated thereunder, as the foregoing may be in effect from time to time.

"Remittance Date": The Business Day immediately preceding each Distribution Date.

"Rents from Real Property": With respect to any REO Property, gross income of the character described in Section 856(d) of the Code.

"REO Account": A segregated custodial account or accounts created and maintained by the Special Servicer pursuant to Section 3.14(b) on behalf of the Trustee for the benefit of the Certificateholders and with respect to any Serviced Whole Loan or Holders of the Class [LOAN-SPECIFIC] Certificates, as applicable, for the benefit of the related Serviced Companion Noteholder or Trust AB Whole Loan, which shall initially be entitled "[_____]". Any such account or accounts shall be an Eligible Account.

"REO Acquisition": The acquisition for federal income tax purposes of any REO Property pursuant to Section 3.09.

"REO Disposition": The sale or other disposition of the REO Property pursuant to Section 3.16.

"REO Extension": As defined in Section 3.14(a).

"REO Loan": Each of the Mortgage Loans (and, with respect to any Serviced Whole Loan or the Trust AB Whole Loan, the related Companion Loan or Trust Subordinate Companion Loan, as applicable), deemed for purposes hereof to be outstanding with respect to each REO Property. Each REO Loan shall be deemed to be outstanding for so long as the applicable portion of the related REO Property (or beneficial interest therein, in the case of a Non-Serviced Mortgage Loan) remains part of the Trust Fund and provides for Assumed Scheduled Payments on each Due Date therefor, and otherwise has the same terms and conditions as its predecessor Mortgage Loan, Companion Loan or Trust Subordinate Companion Loan, if applicable, including, without limitation, with respect to the calculation of the Mortgage Rate in effect from time to time (such terms and conditions to be applied without regard to the default on such predecessor Mortgage Loan, Companion Loan or Trust Subordinate Companion Loan, if applicable). Each REO Loan shall be deemed to have an initial outstanding principal balance and Stated Principal Balance equal to the outstanding principal balance and Stated Principal Balance, respectively, of its predecessor Mortgage Loan, Companion Loan or Trust

Subordinate Companion Loan, if applicable, as of the date of the related REO Acquisition. All amounts due and owing in respect of the predecessor Mortgage Loan, Companion Loan or Trust Subordinate Companion Loan, if applicable, as of the date of the related REO Acquisition, including, without limitation, accrued and unpaid interest, shall continue to be due and owing in respect of a REO Loan. All amounts payable or reimbursable to the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Administrator or the Trustee, as applicable, in respect of the predecessor Mortgage Loan, Companion Loan or Trust Subordinate Companion Loan, if applicable, as of the date of the related REO Acquisition, including, without limitation, any unpaid Special Servicing Fees and Servicing Fees, additional trust fund expenses and any unreimbursed Advances, together with any interest accrued and payable to the Master Servicer or the Trustee, as applicable, in respect of such Advances in accordance with Section 3.03(d) or Section 4.03(d), shall continue to be payable or reimbursable to the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Administrator or the Trustee, as applicable, in respect of an REO Loan. In addition, Unliquidated Advances and Nonrecoverable Advances with respect to such REO Loan, in each case, that were paid from collections on the related Mortgage Loans and resulted in principal distributed to the Certificateholders being reduced as a result of the first proviso in the definition of "Principal Distribution Amount" shall be deemed outstanding until recovered. Notwithstanding anything to the contrary, with respect to each Serviced Whole Loan or Trust AB Whole Loan, no amounts relating to the related REO Property or REO Loan allocable to the related Serviced Pari Passu Companion Loan or Trust Subordinate Companion Loan, as applicable, will be available for amounts due to the Certificateholders or to reimburse the Trust, other than in the limited circumstances related to Servicing Advances, indemnification payments, Special Servicing Fees and other reimbursable expenses related to such Serviced Whole Loan or Trust AB Whole Loan incurred with respect to such Serviced Whole Loan, in accordance with Section 3.05(a), or with respect to an AB Subordinate Companion Loan or Trust Subordinate Companion Loan, as set forth in the related Intercreditor Agreement.

"REO Property": A Mortgaged Property acquired by the Special Servicer on behalf of, and in the name of, the Trustee or a nominee thereof for the benefit of the Certificateholders (and the related Companion Holder, subject to the related Intercreditor Agreement, with respect to a Mortgaged Property securing a Serviced Whole Loan) to the extent set forth herein and the Trustee (as holder of the Lower-Tier Regular Interests) (and also including, if applicable, the Trust's beneficial interest in a Non-Serviced Mortgaged Property acquired by the applicable Non-Serviced Special Servicer on behalf of, and in the name of, the applicable Non-Serviced Trustee or a nominee thereof for the benefit of the certificateholders under the applicable Non-Serviced Trust) through foreclosure, acceptance of a deed in lieu of foreclosure or otherwise in accordance with applicable law in connection with the default or imminent default of a Mortgage Loan. References herein to the Special Servicer acquiring, maintaining, managing, inspecting, insuring, selling or reporting or to Appraisal Reduction Amounts and Final Recovery Determinations with respect to an "REO Property", shall not include the Trust's beneficial interest in a Non-Serviced Mortgaged Property. For the avoidance of doubt, REO Property, to the extent allocable to a Companion Loan, shall not be an asset of the Trust, any Trust REMIC or the Grantor Trust.

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"REO Revenues": All income, rents and profits derived from the ownership, operation or leasing of any REO Property.

"Reportable Event": As defined in Section 11.07.

"Reporting Requirements": As defined in Section 11.12.

"Reporting Servicer": The Master Servicer, the Special Servicer, the Trustee, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer, the Custodian or any Servicing Function Participant engaged by such parties, as the case may be.

"Repurchase Request": As defined in Section 2.02(g).

"Repurchase Request Recipient": As defined in Section 2.02(g).

"Request for Release": A release signed by a Servicing Officer of the Master Servicer or the Special Servicer, as applicable, in the form of Exhibit E attached hereto.

"Requesting Certificateholder": As defined in Section 2.03(l)(iii).

"Requesting Holders": As defined in Section 4.05(b).

"Required Sponsor Retention Amount": [INSERT PRINCIPAL BALANCE AND CLASSES OF CERTIFICATES BEING RETAINED BY THE SPONSOR (OR ITS AFFILIATE) IN SATISFACTION OR PARTIAL SATISFACTION OF THE RISK RETENTION REQUIREMENTS][INCLUDE FOR TRANSACTIONS THAT CLOSE ON OR AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST]

"Required [ORIGINATOR] Retention Amount": [INSERT PRINCIPAL BALANCE AND CLASSES OF CERTIFICATES BEING RETAINED BY [ORIGINATOR] IN PARTIAL SATISFACTION OF THE RISK RETENTION REQUIREMENTS][INCLUDE FOR TRANSACTIONS THAT CLOSE ON OR AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST]

"Required Third Party Purchaser Retention Amount": [INSERT PRINCIPAL BALANCE AND CLASSES OF CERTIFICATES BEING PURCHASED BY A THIRD PARTY PURCHASER IN SATISFACTION OR PARTIAL SATISFACTION OF THE RISK RETENTION REQUIREMENTS][INCLUDE FOR TRANSACTIONS THAT CLOSE ON OR AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST]

"Residual Ownership Interest": Any record or beneficial interest in the Class [R] Certificates.

"Resolution Failure": As defined in Section 2.03(k)(i).

"Resolved": With respect to a Repurchase Request, (i) that the related Defect or Breach has been cured, (ii) the related Mortgage Loan has been repurchased in accordance with the related Mortgage Loan Purchase Agreement, (iii) a mortgage loan has been substituted for the related Mortgage Loan in accordance with the related Mortgage Loan Purchase Agreement, (iv) the applicable Mortgage Loan Seller has paid the Loss of Value Payment, (v) a contractually binding agreement entered into between the Special Servicer, on behalf of the Trust, and the related Mortgage Loan Seller that settles the related Mortgage Loan Seller's obligations under the related Mortgage Loan Purchase Agreement, or (vi) the related Mortgage Loan is no longer property of the Trust as a result of a sale or other disposition in accordance with this Agreement.

"Responsible Officer": When used with respect to (i) the Trustee, any officer of the Corporate Trust Office of the Trustee with direct responsibility for the administration of this Agreement and, with respect to a particular matter, any other officer to whom such matter is referred because of such officer's knowledge of and familiarity with the particular subject and (ii) the Certificate Administrator, any officer assigned to the Corporate Trust Services group with direct responsibility for the administration of this Agreement and, with respect to a particular matter, any other officer to whom a particular matter is referred by the Certificate Administrator because of such officer's knowledge of and familiarity with the particular subject.

"Restricted Period": The 40-day period prescribed by Regulation S commencing on the later of (a) the date upon which Certificates are first offered to Persons other than the Initial Purchasers or Underwriters and any other distributor (as such term is defined in Regulation S) of the Certificates and (b) the Closing Date.

"Retained Fee Rate": An amount equal to [_____]% *per annum* with respect to each Mortgage Loan.

"Review Package": A Rating Agency Confirmation request and any supporting documentation delivered therewith.

"Revised Rate": With respect to any ARD Loan, the increased interest rate after the related Anticipated Repayment Date (in the absence of a default) for each applicable Mortgage Loan, as calculated and as set forth in the related Mortgage Loan.

"Rule 144A": Rule 144A under the Act.

"Rule 144A Book-Entry Certificate": With respect to the Non-Registered Certificates offered and sold in reliance on Rule 144A, a single, permanent Book-Entry Certificate, in definitive, fully registered form without interest coupons.

"Sarbanes-Oxley Act": The Sarbanes-Oxley Act of 2002 and the rules and regulations of the Commission promulgated thereunder (including any interpretations thereof by the Commission's staff).

"Sarbanes-Oxley Certification": As defined in Section 11.05(a)(iv).

"Scheduled Principal Distribution Amount": With respect to any Distribution Date and the Mortgage Loans, the aggregate of the principal portions of the following: (a) all

Periodic Payments (excluding Balloon Payments) due in respect of such Mortgage Loans during or, if and to the extent not previously received or advanced pursuant to Section 4.03 in respect of a preceding Distribution Date (and not previously distributed to Certificateholders), prior to, the related Collection Period, and all Assumed Scheduled Payments with respect to the Mortgage Loans for the related Collection Period, in each case to the extent either (i) paid by the Mortgagor as of the Determination Date (or, with respect to each Mortgage Loan with a Due Date occurring or a Grace Period ending after the related Determination Date, the related Due Date or last day of such Grace Period, as applicable, to the extent received by the Master Servicer as of the Business Day preceding the related P&I Advance Date) or (ii) advanced by the Master Servicer or the Trustee, as applicable, pursuant to Section 4.03 in respect of such Distribution Date, and (b) all Balloon Payments with respect to the Mortgage Loans to the extent received on or prior to the related Determination Date (or, with respect to each Mortgage Loan with a Due Date occurring or a Grace Period ending after the related Determination Date, the related Due Date or last day of such Grace Period, as applicable, to the extent received by the Master Servicer as of the Business Day preceding the related P&I Advance Date), and to the extent not included in clause (a) above.

"Secure Data Room": [Description of website accessible by Asset Representations Reviewer for purposes of accessing Diligence Files.]

"Securities Act": The Securities Act of 1933, as it may be amended from time to time.

"Security Agreement": With respect to any Mortgage Loan or Trust Subordinate Companion Loan, any security agreement or equivalent instrument, whether contained in the related Mortgage or executed separately, creating in favor of the holder of such Mortgage a security interest in the personal property constituting security for repayment of such Mortgage Loan.

"Senior Certificate": Any Class A (other than the Class A-S Certificates) or Class X Certificate.

"Serviced AB Whole Loan": The [_____] Whole Loans.

"Serviced Companion Loan": Each of (a) the [SERVICED WHOLE LOAN] Companion Loan, (b) [the [_____] Companion Loan and (c)] any AB Subordinate Companion Loan related to a Serviced AB Whole Loan, as applicable.

"Serviced Companion Loan Securities": Any class of securities backed, wholly or partially, by any Serviced Pari Passu Companion Loan.

"Serviced Companion Noteholder": Each of the holders of (a) the [SERVICED WHOLE LOAN] Companion Loan, (b) [the [_____] Companion Loan and (c)] any AB Subordinate Companion Loan related to a Serviced AB Whole Loan, as applicable.

"Serviced Mortgage Loan": Each of (a) the [SERVICED WHOLE LOAN] Mortgage Loan[and (b) [_____] Mortgage Loan, as applicable].

"Serviced Pari Passu Companion Loan": Each of (a) the [SERVICED WHOLE LOAN] Pari Passu Companion Loan [and (b) the [_____] Pari Passu Companion Loan].

"Serviced Pari Passu Mortgage Loan": Each of (a) [SERVICED WHOLE LOAN] Mortgage Loan[and (b) the [_____] Mortgage Loan].

"Serviced Pari Passu Whole Loan": Each of (a) [SERVICED WHOLE LOAN] Whole Loan [and (b) the [_____] Whole Loan].

"Serviced REO Loan": Any REO Loan that is serviced by the Special Servicer pursuant to this Agreement.

"Serviced REO Property": Any REO Property that is serviced by the Special Servicer pursuant to this Agreement.

"Serviced Securitized Companion Loan": Any Companion Loan that is a component of a Serviced Whole Loan, if and for so long as each such Companion Loan is included in a Regulation AB Companion Loan Securitization.

"Serviced Whole Loan": Each of (a) the [SERVICED WHOLE LOAN] Whole Loan [and (b) the [_____] Whole Loan, as applicable].

"[SERVICED WHOLE LOAN] Whole Loan": The Serviced Pari Passu Mortgage Loan, together with the Serviced Pari Passu Companion Loan, each of which is secured by the same Mortgage on the [SERVICED WHOLE LOAN] Mortgaged Property. References herein to the Serviced Whole Loan shall be construed to refer to the aggregate indebtedness under the Serviced Pari Passu Mortgage Loan and the Serviced Pari Passu Companion Loan.

"Serviced Whole Loan Controlling Holder": The "Controlling Noteholder" or similar term identified in the Intercreditor Agreement related to a Serviced Whole Loan.

"[SERVICED WHOLE LOAN] Intercreditor Agreement": That certain Co-Lender Agreement, dated as of [DATE], by and between the holder of the [SERVICED WHOLE LOAN] Pari Passu Companion Loan and the holder of the [SERVICED WHOLE LOAN] Mortgage Loan, relating to the relative rights of such holders of the Serviced Whole Loan, as the same may be further amended in accordance with the terms thereof.

"[SERVICED WHOLE LOAN] Mortgage Loan": With respect to the [SERVICED WHOLE LOAN] Whole Loan, the Mortgage Loan that is included in the Trust (identified as Mortgage Loan No. [__] on the Mortgage Loan Schedule), which is designated as promissory note A-1, and is *pari passu* in right of payment with the [SERVICED WHOLE LOAN] Pari Passu Companion Loan to the extent set forth in the Serviced Intercreditor Agreement.

"[SERVICED WHOLE LOAN] Mortgaged Property": The Mortgaged Property which secures the Serviced Whole Loan.

"[SERVICED WHOLE LOAN] Pari Passu Companion Loan": With respect to the [SERVICED WHOLE LOAN] Whole Loan, the Companion Loan evidenced by the related promissory note made by the related Mortgagor and secured by the Mortgage on the [SERVICED WHOLE LOAN] Mortgaged Property, which is not included in the Trust and which is *pari passu* in right of payment to the [SERVICED WHOLE LOAN] Mortgage Loan to the extent set forth in the related Mortgage Loan documents and as provided in the [SERVICED WHOLE LOAN] Intercreditor Agreement.

"Serviced Whole Loan Remittance Date": With respect to any Serviced Companion Loan, the earlier of (A) two (2) Business Days prior to the related distribution date for each Other Securitization that includes such Serviced Companion Loan or (B) the fifteenth (15th) day of each calendar month (or, if the fifteenth (15th) calendar day of that month is not a Business Day, then the Business Day immediately succeeding such fifteenth (15th) calendar day), or such earlier date as required by the related Intercreditor Agreement; provided, however, such Serviced Whole Loan Remittance Date shall not be earlier than two (2) Business Days following the date the Master Servicer receives the related Periodic Payment with respect to such Serviced Whole Loan.

"Servicer Termination Event": One or more of the events described in Section 7.01(a).

"Servicing Account": The account or accounts created and maintained pursuant to Section 3.03(a).

"Servicing Advances": All customary, reasonable and necessary "out of pocket" costs and expenses (including attorneys' fees and expenses and fees of real estate brokers) incurred by the Master Servicer, the Special Servicer, Certificate Administrator, or the Trustee, as applicable, in connection with the servicing and administering of (a) a Mortgage Loan (and in the case of a Serviced Mortgage Loan or the Trust AB Mortgage Loan, the related Serviced Companion Loan or Trust Subordinate Companion Loan, as applicable), other than a Non-Serviced Mortgage Loan, in respect of which a default, delinquency or other unanticipated event has occurred or as to which a default is reasonably foreseeable or (b) an REO Property, including, in the case of each of such clause (a) and clause (b), but not limited to, (x) the cost of (i) compliance with the Master Servicer's obligations set forth in Section 3.03(c), (ii) the preservation, restoration and protection of a Mortgaged Property, (iii) obtaining any Insurance and Condemnation Proceeds or any Liquidation Proceeds of the nature described in clauses (i) – (vi) of the definition of "Liquidation Proceeds," (iv) any enforcement or judicial proceedings with respect to a Mortgaged Property, including foreclosures and (v) the operation, leasing, management, maintenance and liquidation of any REO Property and (y) any amount specifically designated herein to be paid as a "Servicing Advance". Notwithstanding anything to the contrary, "Servicing Advances" shall not include allocable overhead of the Master Servicer or the Special Servicer, such as costs for office space, office equipment, supplies and related expenses, employee salaries and related expenses and similar internal costs and expenses or costs and expenses incurred by any such party in connection with its purchase of a Mortgage Loan or REO Property. None of the Master Servicer, the Special Servicer or the Trustee shall make any Servicing Advance in connection with the exercise of any cure rights or purchase rights granted

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to the holder of a Companion Loan or Trust Subordinate Companion Loan under the related Intercreditor Agreement or this Agreement.

"Servicing Criteria": The criteria set forth in paragraph (d) of Item 1122 of Regulation AB as such may be amended from time to time and which as of the Closing Date are listed on Exhibit AA hereto.

"Servicing Fee": With respect to each Mortgage Loan (including the Non-Serviced Mortgage Loan), Serviced Companion Loan, Trust Subordinate Companion Loan and any REO Loan, the fee payable to the Master Servicer pursuant to the first paragraph of Section 3.11(a).

"Servicing Fee Rate": With respect to each Mortgage Loan, Trust Subordinate Companion Loan and REO Loan, a *per annum* rate equal to the rate set forth on the Mortgage Loan Schedule under the heading "Servicing Fee Rate", in each case computed on the basis of the Stated Principal Balance of the related Mortgage Loan, Trust Subordinate Companion Loan or REO Loan in the same manner in which interest is calculated in respect of such loans. With respect to (a) the [NON-SERVICED WHOLE LOAN] Pari Passu Companion Loan and (b) the [SERVICED WHOLE LOAN] Pari Passu Companion Loan, the "Servicing Fee Rate" shall be a *per annum* rate equal to [_____]%.

"Servicing File": A photocopy of all items required to be included in the Mortgage File, together with each of the following, to the extent such items were actually delivered to the related Mortgage Loan Seller, with respect to a Mortgage Loan and Trust Subordinate Companion Loan and (to the extent that the identified documents existed on or before the Closing Date and the applicable reference to Servicing File relates to any period after the Closing Date) delivered by the related Mortgage Loan Seller, to the Master Servicer: (i) a copy of any engineering reports or property condition reports; (ii) other than with respect to a hotel property (except with respect to tenanted commercial space within a hotel property), copies of a rent roll and, for any office, retail, industrial or warehouse property, a copy of all leases and estoppels and subordination and non-disturbance agreements delivered to the related Mortgage Loan Seller; (iii) copies of related financial statements or operating statements; (iv) all legal opinions (excluding attorney-client communications between the related Mortgage Loan Seller, and its counsel that are privileged communications or constitute legal or other due diligence analyses), Mortgagor's certificates and certificates of hazard insurance and/or hazard insurance policies or other applicable insurance policies, if any, delivered in connection with the closing of the related Mortgage Loan; (v) a copy of the Appraisal for the related Mortgaged Property(ies); (vi) the documents that were delivered by or on behalf of the Mortgagor, which documents were required to be delivered in connection with the closing of the related Mortgage Loan; (vii) for any Mortgage Loan that the related Mortgaged Property is leased to a single tenant, a copy of the lease; and (viii) a copy of all environmental reports that were received by the applicable Mortgage Loan Seller, relating to the relevant Mortgaged Property.

"Servicing Function Participant": Any Additional Servicer, Sub-Servicer, Subcontractor or any other Person, other than the Master Servicer, the Special Servicer, the Trustee, the Operating Advisor, the Asset Representations Reviewer and the Certificate Administrator, that is performing activities that address the Servicing Criteria, unless (i) such

Person's activities relate only to 5% or less of the Mortgage Loans by unpaid principal balance as of any date of determination in accordance with Article XI or (ii) the Depositor reasonably determines that a Master Servicer or the Special Servicer may, for the purposes of the Exchange Act reporting requirements pursuant to applicable Commission guidance, take responsibility for the assessment of compliance with the Servicing Criteria of such Person. The Servicing Function Participants as of the Closing Date are listed on Exhibit GG hereto. Exhibit GG shall be updated and provided to the Depositor and the Certificate Administrator in accordance with Section 11.10(c).

"Servicing Officer": Any officer and/or employee of the Master Servicer, the Special Servicer or any Additional Servicer involved in, or responsible for, the administration and servicing of the Mortgage Loans, Serviced Companion Loans or Trust Subordinate Companion Loan, whose name and specimen signature appear on a list of servicing officers furnished by the Master Servicer, the Special Servicer or any Additional Servicer to the Certificate Administrator, the Trustee, the Operating Advisor and the Depositor on the Closing Date as such list may be amended from time to time thereafter.

"Servicing Standard": As defined in Section 3.01(a).

"Servicing Transfer Event": With respect to any Mortgage Loan (other than a Non-Serviced Mortgage Loan), related Companion Loan or Trust Subordinate Companion Loan, the occurrence of any of the following events:

(i)   with respect to each Mortgage Loan, Companion Loan or Trust Subordinate Companion Loan that is a Balloon Mortgage Loan, the Balloon Payment is delinquent and the master servicer has determined, in its good faith reasonable judgment in accordance with the Servicing Standard, that payment is unlikely to be made on or before the 60th day after the date the Balloon Payment was due (or if the master servicer has received, prior to the 60th day after the Due Date of such Balloon Payment, written evidence from an institutional lender of such lender's binding commitment to refinance such mortgage loan, one hundred twenty (120) days following such default, provided that the Mortgage Loan and any related Companion Loan or Trust Subordinate Companion Loan, as applicable, will become a Specially Serviced Mortgage Loan immediately if the related Mortgagor fails to diligently pursue such financing or to pay any Assumed Scheduled Payment on the related Due Date (subject to any applicable Grace Period) at any time before the refinancing or, if such refinancing does not occur, the related Mortgage Loan and any related Companion Loan or Trust Subordinate Companion Loan, as applicable, will become a Specially Serviced Mortgage Loan at the end of such 120-day period (or for such shorter period beyond the date on which that Balloon Payment was due within which the refinancing is scheduled to occur pursuant to the commitment for refinancing or on which commitment terminates); or

(ii)   a decree or order of a court or agency or supervisory authority having jurisdiction in the premises in an involuntary case under any present or future federal or state bankruptcy, insolvency or similar law, or the appointment of a conservator, receiver or liquidator in any insolvency, readjustment of debt, marshaling of assets and liabilities or similar proceedings, or for the winding-up or liquidation of its affairs, is entered against the related Mortgagor; provided that if such decree or order is discharged or stayed within sixty (60) days of being entered, or if, as to a bankruptcy, the automatic stay is lifted within sixty (60) days of a filing for relief or the case is dismissed, upon such discharge, stay, lifting or dismissal such Mortgage Loan (and any related Companion Loan or Trust Subordinate Companion Loan, as applicable), shall no longer be a Specially Serviced Mortgage Loan (and no Special Servicing Fees, Workout Fees or Liquidation Fees will be payable with respect thereto and any such fees actually paid shall be reimbursed to the Trust Fund by the Special Servicer); or

(iii)   the related Mortgagor shall consent to the appointment of a conservator or receiver or liquidator in any insolvency, readjustment of debt, marshaling of assets and liabilities or similar proceedings of or relating to such Mortgagor or of or relating to all or substantially all of its property; or

(iv)   the related Mortgagor shall admit in writing its inability to pay its debts generally as they become due, file a petition to take advantage of any applicable insolvency or reorganization statute, make an assignment for the benefit of its creditors, or voluntarily suspend payment of its obligations; or

(v)   a default of which the Master Servicer or the Special Servicer, as applicable, has notice (other than a failure by such Mortgagor to pay principal or interest) and which the Master Servicer or Special Servicer (in the case of the Special Servicer, prior to the occurrence and continuance of any Control Termination Event, with the consent of the Directing Certificateholder) determines in its good faith reasonable judgment may materially and adversely affect the interests of the Certificateholders (including, with respect to the Trust AB Whole Loan, the Holders of the [LOAN-SPECIFIC CLASS] Certificates) (and, with respect to any Serviced Whole Loan, the interests of the related Serviced Companion Noteholder), as a collective whole (taking into account the subordinate or *pari passu* nature of any Companion Loans or Trust Subordinate Companion Loan, as the case may be), if applicable, has occurred and remained unremedied for the applicable Grace Period specified in the related Mortgage Loan or related Companion Loan or Trust Subordinate Companion Loan documents, other than the failure to maintain terrorism insurance if such failure constitutes an Acceptable Insurance Default (or if no Grace Period is specified for those defaults which are capable of cure, sixty (60) days); or

(vi)   the Master Servicer or Special Servicer has received notice of the foreclosure or proposed foreclosure of any lien other than the Mortgage on the related Mortgaged Property; or

(vii)   the Master Servicer or Special Servicer (in the case of the Special Servicer, prior to the occurrence and continuance of any Control Termination Event, with the consent of the Directing Certificateholder) determines that (i) a payment default is imminent or is likely to occur within sixty (60) days, or (ii) any other default is imminent or is likely to occur within sixty (60) days and such default, in the good faith reasonable judgment of the Master Servicer or the Special Servicer (and, in the case of the Special Servicer, prior to the occurrence and continuance of any Control Termination Event, with the consent of the Directing Certificateholder), is reasonably likely to materially impair the value of the corresponding Mortgaged Property as security for the Mortgage Loan and related Companion Loan or Trust Subordinate Companion Loan (if any) or otherwise materially adversely affect the interests of Certificateholders (including, with respect to the Trust AB Whole Loan, the Holders of the [LOAN-SPECIFIC CLASS] Certificates) (and, with respect to any Serviced Whole Loan, the interests of the related Serviced Companion Noteholder), as a collective whole (taking into account the subordinate or *pari passu* nature of any Companion Loans or Trust Subordinate Companion Loan, as the case may be); <u>provided</u> that any determination that a Servicing Transfer Event has occurred under this <u>clause (vii)</u> with respect to any Mortgage Loan, related Companion Loan or Trust Subordinate Companion Loan, as applicable, solely by reason of the failure (or imminent failure) of the related Mortgagor to maintain or cause to be maintained insurance coverage against damages or losses arising from acts of terrorism may only be made by the Special Servicer (prior to the occurrence and continuance of any Control Termination Event, with the consent of the Directing Certificateholder);

<u>provided</u> that any Mortgage Loan (excluding any Non-Serviced Mortgage Loan) that is cross-collateralized with a Specially Serviced Mortgage Loan shall be a Specially Serviced Mortgage Loan so long as such Mortgage Loan is cross-collateralized with a Specially Serviced Mortgage Loan. If any Serviced Companion Loan or Trust Subordinate Companion Loan becomes a Specially Serviced Mortgage Loan, the related Serviced Mortgage Loan or related Trust AB Mortgage Loan, as applicable, shall also become a Specially Serviced Mortgage Loan. If any Serviced Mortgage Loan or Trust AB Mortgage Loan becomes a Specially Serviced Mortgage Loan, the related Serviced Companion Loan or Trust Subordinate Companion Loan, as applicable, shall also become a Specially Serviced Mortgage Loan. With respect to a Non-Serviced Mortgage Loan, the occurrence of a "Servicing Transfer Event" shall be as defined in the Non-Serviced Pooling Agreement.

"<u>Significant Obligor</u>": As defined in <u>Section 11.15(g)</u>.

"<u>Similar Law</u>": As defined in <u>Section 5.03(m)</u>.

"<u>Sole Certificateholder</u>": Any Certificate Owner, or Certificate Owners acting in unanimity, of a Book-Entry Certificate or a Holder of a Definitive Certificate holding 100% of the then-outstanding Class [X-E], Class [X-F], Class [X-NR], Class [E], Class [F] and Class [NR] Certificates; <u>provided</u>, <u>however</u>, that the Certificate Balances of the Class [A-1], Class [A-2], Class [A-3], Class [A-4], Class [A-5], Class [A-SB], Class [A-S], Class [B], Class [C], Class [EC] and Class [D] Certificates have been retired.

"<u>Special Notice</u>": As defined in <u>Section 5.06</u>.

"Special Servicer": With respect to each of the Mortgage Loans (other than any Non-Serviced Mortgage Loan) and the Serviced Companion Loans or the Trust Subordinate Companion Loan (if any), [SPECIAL SERVICER], and its successors in interest and assigns, or any successor special servicer appointed as herein provided.

"Special Servicing Fee": With respect to each Specially Serviced Mortgage Loan and REO Loan (other than a Non-Serviced Mortgage Loan), the fee payable to the Special Servicer pursuant to Section 3.11(b).

"Special Servicing Fee Rate": With respect to each Specially Serviced Mortgage Loan and each REO Loan on a loan-by-loan basis (other than a Non-Serviced Mortgage Loan), [___]% *per annum* computed on the basis of the Stated Principal Balance of the related Mortgage Loan (including any REO Loan), Companion Loan and the Trust Subordinate Companion Loan, as applicable, in the same manner as interest is calculated on the Specially Serviced Mortgage Loans.

"Specially Serviced Mortgage Loan": As defined in Section 3.01(a).

"Sponsor": [IDENTIFY THE SPONSOR OF THE SECURITIZATION FOR RISK RETENTION].

"Startup Day": The day designated as such in Section 10.01(b).

"Stated Principal Balance": With respect to any Mortgage Loan or Trust Subordinate Companion Loan, as of any date of determination, an amount equal to (x) the Cut-off Date Principal Balance of such Mortgage Loan (or in the case of a Qualified Substitute Mortgage Loan, the unpaid principal balance of such Mortgage Loan (or Trust Subordinate Companion Loan) after application of all scheduled payments of principal and interest due during or prior to the month of substitution, whether or not received) *minus* (y) the sum of:

> (i) the principal portion of each Periodic Payment due on such Mortgage Loan or Trust Subordinate Companion Loan after the Cut-off Date (or in the case of a Qualified Substitute Mortgage Loan, the Due Date in the related month of substitution), to the extent received from the Mortgagor or advanced by the Master Servicer;

> (ii) all Principal Prepayments received with respect to such Mortgage Loan or Trust Subordinate Companion Loan after the Cut-off Date (or in the case of a Qualified Substitute Mortgage Loan, the Due Date in the related month of substitution);

> (iii) the principal portion of all Insurance and Condemnation Proceeds (to the extent allocable to principal on such Mortgage Loan or Trust Subordinate Companion Loan and Liquidation Proceeds received with respect to such Mortgage Loan or Trust Subordinate Companion Loan after the Cut-off Date (or in the case of a Qualified Substitute Mortgage Loan, the Due Date in the related month of substitution); and

(iv)　any reduction in the outstanding principal balance of such Mortgage Loan or Trust Subordinate Companion Loan resulting from a Deficient Valuation or a modification of such Mortgage Loan or Trust Subordinate Companion Loan pursuant to the terms and provisions of this Agreement that occurred prior to the end of the Collection Period for the most recent Distribution Date.

With respect to any REO Loan that is a successor to a Mortgage Loan or Trust Subordinate Companion Loan, as of any date of determination, an amount equal to (x) the Stated Principal Balance of the predecessor Mortgage Loan or Trust Subordinate Companion Loan as of the date of the related REO Acquisition, *minus* (y) the sum of:

(i)　the principal portion of any P&I Advance made with respect to such REO Loan; and

(ii)　the principal portion of all Insurance and Condemnation Proceeds (to the extent allocable to principal on the related Mortgage Loan or Trust Subordinate Companion Loan, as applicable), Liquidation Proceeds and REO Revenues received with respect to such REO Loan.

A Mortgage Loan, Trust Subordinate Companion Loan or an REO Loan that is a successor to a Mortgage Loan or Trust Subordinate Companion Loan shall be deemed to be part of the Trust Fund and to have an outstanding Stated Principal Balance until the Distribution Date on which the payments or other proceeds, if any, received in connection with a Liquidation Event in respect thereof are to be (or, if no such payments or other proceeds are received in connection with such Liquidation Event, would have been) distributed to Certificateholders.

With respect to each Companion Loan on any date of determination, the Stated Principal Balance shall equal the unpaid principal balance of such Companion Loan as of such date. On any date of determination, the Stated Principal Balance of each Whole Loan or Trust AB Whole Loan shall be the sum of the Stated Principal Balances of the related Mortgage Loan and the related Companion Loan or Trust Subordinate Companion Loan, as applicable, on such date.

With respect to any REO Loan that is a successor to a Companion Loan as of any date of determination, the Stated Principal Balance shall equal (x) the Stated Principal Balance of the predecessor Companion Loan as of the date of the related REO Acquisition, *minus* (y) the principal portion of any amounts allocable to the related Companion Loan in accordance with the related Intercreditor Agreement.

"Statement to Certificateholders": As defined in Section 4.02(a).

"Subcontractor":　Any vendor, subcontractor or other Person that is not responsible for the overall servicing (as "servicing" is commonly understood by participants in the mortgage-backed securities market) of Mortgage Loans but performs one or more discrete functions identified in Item 1122(d) of Regulation AB with respect to Mortgage Loans under the direction or authority of the Master Servicer, the Special Servicer, the Operating Advisor, an Additional Servicer or a Sub-Servicer.

"Subordinate Certificate": Any Class [A-S], Class [B], Class [C], Class [D], Class [E], Class [F] and Class [NR] Certificate.

"Subordinate Companion Holder": The holder of any of the AB Subordinate Companion Loans.

"Subordinate Loan-Specific Directing Certificateholder": With respect to the Class [LOAN-SPECIFIC] Certificates and the Trust Subordinate Companion Loan, the initial Subordinate Loan-Specific Directing Certificateholder shall be the [LOAN-SPECIFIC] Majority Certificateholder. Thereafter, the Subordinate Loan-Specific Directing Certificateholder shall be the Person appointed by the Certificateholder(s) holding more than fifty percent (50%) of the Certificate Balance of the Class [LOAN-SPECIFIC] Certificates.

"Sub-Servicer": Any Person that services Mortgage Loans or the Trust Subordinate Companion Loan on behalf of the Master Servicer, the Special Servicer or an Additional Servicer and is responsible for the performance (whether directly or through Sub-Servicers or Subcontractors) of a substantial portion of the material servicing functions required to be performed by the Master Servicer, the Special Servicer or an Additional Servicer under this Agreement, with respect to some or all of the Mortgage Loans or the Trust Subordinate Companion Loan that are identified in Item 1122(d) of Regulation AB.

"Sub-Servicing Agreement": The written contract between the Master Servicer or the Special Servicer, as the case may be, and any Sub-Servicer relating to servicing and administration of Mortgage Loans and the Trust Subordinate Companion Loan as provided in Section 3.20.

"Substitution Shortfall Amount": With respect to a substitution pursuant to Section 2.03(b) hereof, an amount equal to the excess, if any, of the Purchase Price of the Mortgage Loan or Trust Subordinate Companion Loan, as applicable, being replaced calculated as of the date of substitution over the Stated Principal Balance of the related Qualified Substitute Mortgage Loan after application of all scheduled payments of principal and interest due during or prior to the month of substitution. In the event that one or more Qualified Substitute Mortgage Loans are substituted (at the same time by the same Mortgage Loan Seller) for one or more removed Mortgage Loans or Trust Subordinate Companion Loan, as applicable, the Substitution Shortfall Amount shall be determined as provided in the preceding sentence on the basis of the aggregate Purchase Prices of the Mortgage Loan(s) or Trust Subordinate Companion Loan, as applicable, being replaced and the aggregate Stated Principal Balances of the related Qualified Substitute Mortgage Loan(s).

"Surviving Entity": As defined in Section 6.03(b).

"Tax Returns": The federal income tax returns on (i) Internal Revenue Service Form 1066, U.S. Real Estate Mortgage Investment Conduit (REMIC) Income Tax Return, including Schedule Q thereto, Quarterly Notice to Residual Interest Holders of REMIC Taxable Income or Net Loss Allocation, or any successor forms, to be filed on behalf of each Trust REMIC due to its respective classification as a REMIC under the REMIC Provisions and (ii) Internal Revenue Service Form 1041 or Internal Revenue Service Form 1099, as applicable, or any successor forms to be filed on behalf of the Grantor Trust, together with any and all other information, reports or returns that may be required to be furnished to the Certificateholders or filed with the Internal Revenue Service or any other governmental taxing authority under any applicable provisions of federal tax law or Applicable State and Local Tax Law.

"Temporary Regulation S Book-Entry Certificate": As defined in Section 5.02(a).

["Third Party Purchaser": [ENTITY OR ENTITIES THAT PURCHASE THE REQUIRED THIRD PARTY PURCHASER RETENTION AMOUNT ON THE CLOSING DATE], or [any Person that purchases the Certificates comprising the Required Third Party Purchaser Retention Amount in accordance with this Agreement and applicable laws and regulations.] [INCLUDE FOR TRANSACTIONS THAT CLOSE ON OR AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST]

"Tranche Percentage Interest": The percentage ownership interest in a Class [EC] Regular Interest evidenced by an Exchangeable Certificate, which is equal to the ratio, expressed as a percentage, of (a) the Certificate Balance of that Certificate (or, in the case of a Class [EC] Certificate, the Certificate Balance of the related Class [EC] Component with the same letter designation as such Class [EC] Regular Interest) to (b) the outstanding Certificate Balance of such Class [EC] Regular Interest.

"Transfer": Any direct or indirect transfer, sale, pledge, hypothecation, or other form of assignment of any Ownership Interest in a Certificate.

"Transferable Servicing Interest": The amount by which the Servicing Fee otherwise payable to the Master Servicer hereunder exceeds the sum of (i) the Primary Servicing Fee and (ii) the amount of the Servicing Fee calculated using the Retained Fee Rate, which is subject to reduction by the Trustee pursuant to Section 3.11(a) of this Agreement.

"Transferee": Any Person who is acquiring by Transfer any Ownership Interest in a Certificate.

"Transferee Affidavit": As defined in Section 5.03(n)(ii).

"Transferor": Any Person who is disposing by Transfer any Ownership Interest in a Certificate.

"Transferor Letter": As defined in Section 5.03(n)(ii).

"Trust": The trust created hereby and to be administered hereunder. The Trust shall be named: "[TRUST] [TRANSACTION DESIGNATION]".

"Trust AB Mortgage Loan": The [LOAN-SPECIFIC] Mortgage Loan.

"Trust AB Whole Loan": The [LOAN-SPECIFIC] AB Whole Loan.

"Trust Subordinate Companion Loan": The [LOAN SPECIFIC] Trust Subordinate Companion Loan.

"Trust Fund": The corpus of the Trust created hereby and to be administered hereunder, consisting of: (i) such Mortgage Loans and the Trust Subordinate Companion Loan as from time to time are subject to this Agreement (including any Qualified Substitute Mortgage Loan replacing a removed Mortgage Loan), together with the Mortgage Files relating thereto (subject to, in the case of a Serviced Whole Loan, the interests of the related Serviced Companion Noteholder in the related Mortgage File); (ii) all scheduled or unscheduled payments on or collections in respect of the Mortgage Loans and the Trust Subordinate Companion Loan due after the Cut-off Date (or with respect to a Qualified Substitute Mortgage Loan, the Due Date in the month of substitution); (iii) any REO Property (to the extent of the Trust's interest therein) or the Trust's beneficial interest in the Mortgaged Property securing a Non-Serviced Whole Loan acquired under the related Non-Serviced Pooling Agreement; (iv) all revenues received in respect of any REO Property (to the extent of the Trust's interest therein); (v) the Master Servicer's, the Special Servicer's, the Certificate Administrator's and the Trustee's rights under the insurance policies with respect to the Mortgage Loans and the Trust Subordinate Companion Loan required to be maintained pursuant to this Agreement and any proceeds thereof (to the extent of the Trust's interest therein); (vi) any Assignment of Leases and any security agreements (to the extent of the Trust's interest therein); (vii) any letters of credit, indemnities, guaranties or lease enhancement policies given as additional security for any related Mortgage Loans and the Trust Subordinate Companion Loan (to the extent of the Trust's interest therein); (viii) all assets deposited in the Loss of Value Reserve Fund and the Servicing Accounts (to the extent of the Trust's interest therein), amounts on deposit in the Collection Account (to the extent of the Trust's interest therein), the Lower-Tier REMIC Distribution Account, the Upper-Tier REMIC Distribution Account, the Class [EC] Distribution Account, the [LOAN-SPECIFIC] REMIC Distribution Account, the Excess Interest Distribution Account, the Interest Reserve Account, the Gain-on-Sale Reserve Account (to the extent of the Trust's interest in such Gain-on-Sale Reserve Account) and any REO Account (to the extent of the Trust's interest in such REO Account), including any reinvestment income, as applicable; (ix) any Environmental Indemnity Agreements (to the extent of the Trust's interest therein); (x) the rights and remedies of the Depositor under each Mortgage Loan Purchase Agreement (to the extent transferred to the Trustee); (xi) the Lower-Tier Regular Interests; and (xii) the proceeds of the foregoing (other than any interest earned on deposits in the lock-box accounts, cash collateral accounts, escrow accounts and any reserve accounts, to the extent such interest belongs to the related Mortgagor).

"Trust REMIC": as defined in the Preliminary Statement.

"Trust Subordinate Companion Loan": The [LOAN-SPECIFIC] Trust Subordinate Companion Loan.

"Trustee": [TRUSTEE], or its successor in interest, in its capacity as trustee and its successors in interest, or any successor trustee appointed as herein provided.

"Trustee Fee": The fee to be paid to the Trustee as compensation for the Trustee's activities under this Agreement, which fee is included as part of the Certificate Administrator Fee. No portion of the Trustee Fee shall be calculated by reference to any

Companion Loan or the Stated Principal Balance of any Companion Loan. The Trustee Fee shall be equal to $210 per month and shall be paid as a portion of the Certificate Administrator Fee.

"UCC": The Uniform Commercial Code, as enacted in each applicable state.

"UCC Financing Statement": A financing statement prepared and filed pursuant to the UCC, as in effect in the relevant jurisdiction.

"Underwriters": Merrill Lynch, Pierce, Fenner & Smith Incorporated and [OTHER UNDERWRITERS].

"Uninsured Cause": Any cause of damage to property subject to a Mortgage such that the complete restoration of such property is not fully reimbursable by the hazard insurance policies or flood insurance policies required to be maintained pursuant to Section 3.07.

"United States Securities Person": Any "U.S. person" as defined in Rule 902(k) of Regulation S.

"Unliquidated Advance": Any Advance previously made by a party hereto that has been previously reimbursed, as between the Person that made the Advance hereunder, on the one hand, and the Trust, on the other, as part of a Workout-Delayed Reimbursement Amount pursuant to subsections (iii) and (iv) of Section 3.05(a) but that has not been recovered from the Mortgagor or otherwise from collections on or the proceeds of the related Mortgage Loan or REO Property in respect of which the Advance was made.

"Unscheduled Principal Distribution Amount": With respect to any Distribution Date and the Mortgage Loans, the aggregate of the following: (a) all Principal Prepayments received on such Mortgage Loan on or prior to the Determination Date and (b) the principal portions of all Liquidation Proceeds, Insurance and Condemnation Proceeds (net of Special Servicing Fees, Liquidation Fees, accrued interest on Advances and other additional expenses of the Trust incurred in connection with the related Mortgage Loan) and, if applicable, REO Revenues received with respect to such Mortgage Loan and any REO Loans on or prior to the related Determination Date, but in each case only to the extent that such principal portion represents a recovery of principal for which no advance was previously made pursuant to Section 4.03 in respect of a preceding Distribution Date.

"Upper-Tier REMIC": One of the three separate REMICs comprising the Trust, the assets of which consist of the Lower-Tier Regular Interests and such amounts as shall from time to time be held in the Upper-Tier REMIC Distribution Account.

"Upper-Tier REMIC Distribution Account": The segregated account or accounts (or a subaccount of the Distribution Account) created and maintained by the Certificate Administrator (on behalf of the Trustee) pursuant to Section 3.04(b) in trust for the Certificateholders, which shall initially be entitled "[_____]". Any such account or accounts shall be an Eligible Account.

"U.S. Dollars" or "$": Lawful money of the United States of America.

"U.S. Tax Person": A citizen or resident of the United States, a corporation or partnership (except to the extent provided in applicable Treasury Regulations) or other entity created or organized in, or under the laws of, the United States, any State thereof or the District of Columbia, including any entity treated as a corporation or partnership for federal income tax purposes, an estate whose income is subject to United States federal income tax regardless of its source or a trust if a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more such U.S. Tax Persons have the authority to control all substantial decisions of such trust (or, to the extent provided in applicable Treasury Regulations, certain trusts in existence on August 20, 1996 that have elected to be treated as U.S. Tax Persons).

"Voting Rights": The portion of the voting rights of all of the Certificates which is allocated to any Certificate. At all times during the term of this Agreement, the Voting Rights shall be allocated among the various Classes of Certificateholders as follows: (i) [__]% in the case of the [INTEREST ONLY CLASSES] Certificates (allocated *pro rata*, based upon their respective Notional Amounts as of the date of determination) and (ii) in the case of any Principal Balance Certificates, a percentage equal to the product of [__]% and a fraction, the numerator of which is equal to the Certificate Balance (and solely in connection with any vote for purposes of determining whether to remove the Special Servicer pursuant to Section 7.01(d), the Operating Advisor pursuant to Section 3.26(j) or the Asset Representations Reviewer pursuant to Section 12.05, taking into account any notional reduction in the Certificate Balance for Appraisal Reduction Amounts allocated to the Certificates pursuant to Section 4.05(a) hereof) of such Class, in each case, determined as of the Distribution Date immediately preceding such time, and the denominator of which is equal to the aggregate Certificate Balance (and solely in connection with any vote for purposes of determining whether to remove the Special Servicer pursuant to Section 7.01(d), the Operating Advisor pursuant to Section 3.26(j) or the Asset Representations Reviewer pursuant to Section 12.05, taking into account any notional reduction in the Certificate Balance for Appraisal Reduction Amounts allocated to the Certificates pursuant to Section 4.05(a) hereof) of the Principal Balance Certificates, each determined as of the Distribution Date immediately preceding such time. For purposes of such allocations, the Class [A-S] certificates and the Class [EC] Component [A] will be considered as if they together constitute a single "Class", the Class [B] certificates and the Class [EC] Component [B] will be considered as if they together constitute a single "Class", and the Class [C] certificates and the Class [EC] Component [C] will be considered as if they together constitute a single "Class". Voting Rights will be allocated to the Class [EC] certificates only with respect to each Class [EC] Components that is part of a Class of Certificates determined as described in the preceding sentence. None of the Class [R], [LOAN SPECIFIC CLASS] or Class [ARD] Certificates will be entitled to any Voting Rights.

"Weighted Average Net Mortgage Rate": With respect to any Distribution Date, the weighted average of the applicable Net Mortgage Rates of the Mortgage Loans as of the first day of the related Collection Period, weighted on the basis of their respective Stated Principal Balances as of the first day of such Collection Period (after giving effect to any payments received during any applicable Grace Period).

"WHFIT": A "Widely Held Fixed Investment Trust" as that term is defined in Treasury Regulations Section 1.671-5(b)(22) or successor provisions.

"WHFIT Regulations": Treasury Regulations Section 1.671-5, as amended or successor provisions.

"WHMT": A "Widely Held Mortgage Trust" as that term is defined in Treasury Regulations Section 1.671-5(b)(23) or successor provisions.

"Whole Loan": Any of (i) the [SERVICED WHOLE LOAN] Whole Loan or (ii) the [NON-SERVICED WHOLE LOAN] Whole Loan.

"Withheld Amounts": As defined in Section 3.21(a).

"Workout-Delayed Reimbursement Amounts": With respect to any Mortgage Loan, the amount of any Advances made with respect to such Mortgage Loan on or before the date such Mortgage Loan becomes (or, but for the making of three Periodic Payments under its modified terms, would then constitute) a Corrected Loan, together with (to the extent accrued and unpaid) interest on such Advances, to the extent that (i) such Advance (and accrued and unpaid interest thereon) is not reimbursed to the Person who made such Advance on or before the date, if any, on which Mortgage Loan becomes a Corrected Loan and (ii) the amount of such Advance (and accrued and unpaid interest thereon) becomes an obligation of the related Mortgagor to pay such amount under the terms of the modified loan documents. That any amount constitutes all or a portion of any Workout-Delayed Reimbursement Amount shall not in any manner limit the right of any Person hereunder to determine in the future that such amount instead constitutes a Nonrecoverable Advance.

"Workout Fee": The fee paid to the Special Servicer with respect to each Corrected Loan in accordance with Section 3.11(c).

"Workout Fee Rate": With respect to each Corrected Loan, a fee of [___]% of each collection (other than Penalty Charges and Excess Interest) of interest and principal (other than any amount for which a Liquidation Fee would be paid), including (i) Periodic Payments, (ii) Balloon Payments and (iii) payments (other than those included in clause (i) or (ii) of this definition) at maturity, received on each Corrected Loan for so long as it remains a Corrected Loan.

"Yield Maintenance Charge": With respect to any Mortgage Loan, REO Loan or Trust Subordinate Companion Loan, the yield maintenance charge or prepayment premium set forth in the related Mortgage Loan documents or Trust Subordinate Companion Loan documents; provided that no amounts shall be considered Yield Maintenance Charges until there has been a full recovery of all principal, interest and other amounts then due under such Mortgage Loan, Trust Subordinate Companion Loan or REO Loan.

"YM Group": YM Group A, YM Group B, YM Group C or YM Group D, as applicable.

"YM Group A": Collectively, the Class A Certificates and the Class [X-A] Certificates.

"YM Group B": Collectively, the Class [B] and the Class [X-B] Certificates.

"YM Group C": Collectively, the Class [C] and the Class [X-C] Certificates.

"YM Group D": Collectively, the Class [D] and the Class [X-D] Certificates.

Section 1.02   Certain Calculations.   Unless otherwise specified herein, for purposes of determining amounts with respect to the Certificates and the rights and obligations of the parties hereto, the following provisions shall apply:

(i)   All calculations of interest (other than as provided in the related Mortgage Loan documents or with respect to the Class [LOAN-SPECIFIC] Certificates) provided for herein shall be made on the basis of a 360-day year consisting of twelve 30-day months.

(ii)   Any Mortgage Loan, Companion Loan or Trust Subordinate Companion Loan payment is deemed to be received on the date such payment is actually received by the Master Servicer or the Special Servicer; provided, however, that for purposes of calculating distributions on the Certificates, Principal Prepayments with respect to any Mortgage Loan or Trust Subordinate Companion Loan, as applicable, are deemed to be received on the date they are applied in accordance with the Servicing Standard consistent with the terms of the related Mortgage Note and Mortgage to reduce the outstanding principal balance of such Mortgage Loan or Trust Subordinate Companion Loan, as applicable, on which interest accrues.

(iii)   Any reference to the Certificate Balance of any Class of Principal Balance Certificates or Class [LOAN-SPECIFIC] Certificates on or as of a Distribution Date shall refer to the Certificate Balance of such Class of Principal Balance Certificates or Class [LOAN-SPECIFIC] Certificates on such Distribution Date after giving effect to (a) any distributions made on such Distribution Date pursuant to Section 4.01(a), (b) and (c), (b) any Realized Losses allocated to such Class of Principal Balance Certificates or any Class [LOAN-SPECIFIC] Realized Losses allocated to the Class [LOAN-SPECIFIC] Certificates, as applicable, on that Distribution Date pursuant to Section 4.04, and (c) any recoveries on the related Mortgage Loans or the Trust Subordinate Companion Loan, as applicable, of Nonrecoverable Advances (plus interest thereon) that were previously reimbursed from principal collections on the related Mortgage Loans, that resulted in a reduction of the Principal Distribution Amount, which recoveries are allocated to such Class of Principal Balance Certificates, and added to the Certificate Balance pursuant to Section 4.04(a).

(iv)   All net present value calculations and determinations made with respect to a Mortgage Loan, Serviced Companion Loan, Trust Subordinate Companion Loan, Mortgaged Property or REO Property (including for purposes of the definition of "Servicing Standard") shall be made, in the event the Mortgage Loan documents are silent, using a discount rate (a) for principal and interest payments on a Mortgage Loan, Serviced Companion Loan or Trust Subordinate Companion Loan, as applicable, or sale of a Mortgage Loan or Trust Subordinate Companion Loan, by the Special Servicer, the highest of (x) the rate determined by the Master Servicer or Special Servicer, as applicable, that approximates the market rate that would be obtainable by the Mortgagor

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on similar non-defaulted debt of such Mortgagor as of such date of determination, (y) the Mortgage Rate on the applicable Mortgage Loan, Serviced Companion Loan or Trust Subordinate Companion Loan, as applicable, based on its outstanding principal balance and (z) the yield on 10-year U.S. treasuries as of such date of determination, and (b) for all other cash flows, including property cash flow, the "discount rate" set forth in the most recent Appraisal (or update of such Appraisal) of the related Mortgaged Property.

(v)   Any reference to "expense of the trust" or "additional trust fund expense" or words of similar import shall be construed to mean, for any Serviced Mortgage Loan or Trust AB Whole Loan, an expense that shall be applied in accordance with the related Intercreditor Agreement or, if no application is specified in the related Intercreditor Agreement, then, to the extent such Intercreditor Agreement refers to this Agreement for the application of trust expenses or such Intercreditor Agreement does not prohibit the following application of trust expenses (i) with respect to any Serviced Pari Passu Whole Loan, *pro rata* and *pari passu*, to the Trust and Serviced Pari Passu Companion Loan in accordance with the respective Stated Principal Balances of the related Serviced Pari Passu Mortgage Loan and Serviced Pari Passu Companion Loan, (ii) with respect to any AB Whole Loan, *first*, to the related AB Subordinate Companion Loan and *then*, to the Trust or (iii) with respect to the Trust AB Whole Loan, *first*, to the related Trust Subordinate Companion Loan and *then*, to the related Trust AB Mortgage Loan.

[End of Article I]

ARTICLE II

CONVEYANCE OF MORTGAGE LOANS;
ORIGINAL ISSUANCE OF CERTIFICATES

Section 2.01   Conveyance of Mortgage Loans and the Trust Subordinate Companion Loan. (a) The Depositor, concurrently with the execution and delivery hereof, does hereby establish a trust, appoint the Trustee as trustee of the trust, assign, sell, transfer and convey to the Trustee, in trust, without recourse, for the benefit of the Certificateholders and the Trustee (as holder of the Lower-Tier Regular Interests) all the right, title and interest of the Depositor, including any security interest therein for the benefit of the Depositor, in, to and under (i) the Mortgage Loans and the Trust Subordinate Companion Loan identified on the Mortgage Loan Schedule, (ii) Sections 2, 4.1 (excluding clause 4.1.7), 5, 9, 10, 11, 12, 13, 15 and 16 of each of the Mortgage Loan Purchase Agreements, [Sections 17 and 18 of the Mortgage Loan Purchase Agreement among the Depositor, [MORTGAGE LOAN SELLERS AND AFFILIATES] [REPEAT AS NECESSARY]]; (iii) the Intercreditor Agreements, and (iv) all other assets included or to be included in the Trust Fund. Such assignment includes all interest and principal received or receivable on or with respect to the Mortgage Loans and the Trust Subordinate Companion Loan (in each case, other than (i) payments of principal and interest due and payable on the Mortgage Loans and the Trust Subordinate Companion Loan on or before the Cut-off Date; (ii) prepayments of principal collected on or before the Cut-off Date; and (iii) with respect to those Mortgage Loans that were closed in [DATE] but have their first Due Date in [DATE], any interest amounts relating to the period prior to the Cut-off Date). The transfer of the Mortgage Loans and the Trust Subordinate Companion Loan and the related rights and

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property accomplished hereby is absolute and, notwithstanding Section 13.07, is intended by the parties to constitute a sale. In connection with the assignment to the Trustee of Sections 2, 4.1 (excluding clause 4.1.7), 5, 9, 10, 11, 12, 13, 15 and 16 of each of the Mortgage Loan Purchase Agreements, [Sections 17 and 18 of the Mortgage Loan Purchase Agreement among the Depositor, [MORTGAGE LOAN SELLERS AND AFFILIATES] [REPEAT AS NECESSARY]], it is intended that the Trustee get the benefit of Sections 9, 10, and 13 thereof in connection with any exercise of rights under the assigned Sections, and the Depositor shall use its best efforts to make available to the Trustee the benefits of Sections 9, 10 and 13 in connection therewith.

(b)   In connection with the Depositor's assignment pursuant to subsection (a) above, the Depositor shall direct, and hereby represents and warrants that it has directed, the Mortgage Loan Sellers pursuant to the applicable Mortgage Loan Purchase Agreement to deliver to and deposit with, or cause to be delivered to and deposited with, the Custodian (or with respect to letters of credit, the Master Servicer), on or before the Closing Date, the Mortgage File for each Mortgage Loan and Trust Subordinate Companion Loan so assigned, with copies to the Master Servicer (except, in the case of Serviced Mortgage Loans, for letters of credit); provided that, with respect to the Trust Subordinate Companion Loan, only the documents and instruments specifically described in the definition of "Mortgage File" for the Trust Subordinate Companion Loan shall be delivered to the Custodian and the remaining documents and instruments in the related Mortgage File shall be delivered in connection with the related Mortgage Loan. If the applicable Mortgage Loan Seller cannot deliver, or cause to be delivered, as to any Mortgage Loan or Trust Subordinate Companion Loan, the original Mortgage Note, the delivery requirements of the applicable Mortgage Loan Purchase Agreement and this Section 2.01(b) shall be deemed to have been satisfied upon such Mortgage Loan Seller's delivery of a copy or duplicate original of such Mortgage Note, together with an affidavit certifying that the original thereof has been lost or destroyed and indemnifying the Trustee and the Trust. If the applicable Mortgage Loan Seller cannot deliver, or cause to be delivered, as to any Mortgage Loan or Trust Subordinate Companion Loan, any of the documents and/or instruments referred to in [clauses (ii), (iii), (iv), (v), (vi), and (ix)] of the definition of "Mortgage File" (or, if applicable, a copy thereof) with evidence of filing or recording thereon (if intended to be recorded or filed), solely because of a delay caused by the public filing or recording office where such document or instrument has been delivered, or will be delivered within 10 Business Days of the Closing Date, for filing or recordation, the delivery requirements of the applicable Mortgage Loan Purchase Agreement and this Section 2.01(b) shall be deemed to have been satisfied on a provisional basis as of the Closing Date as to such non-delivered document or instrument, and such non-delivered document or instrument shall be deemed to have been included in the Mortgage File, if a duplicate original or a photocopy of such non-delivered document or instrument (certified by the applicable public filing or recording office, the applicable title insurance company or the applicable Mortgage Loan Seller to be a true and complete copy of the original thereof submitted or to be submitted for filing or recording) is delivered to the Custodian on or before the Closing Date, and either the original of such non-delivered document or instrument, or a photocopy thereof (certified by the appropriate county recorder's office or the applicable title insurance company, in the case of the documents and/or instruments referred to in [clauses (ii) and (v)] of the definition of "Mortgage File", to be a true and complete copy of the original thereof submitted for recording), with evidence of filing or recording thereon, is delivered to the Custodian within one hundred-eighty (180) days of the Closing Date (or within such longer

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period, not to exceed eighteen (18) months, after the Closing Date as the Custodian shall consent to as long as the applicable Mortgage Loan Seller is, as certified in writing to the Trustee and the Custodian no less often than every ninety (90) days following such 180–day period after the Closing Date, attempting in good faith to obtain from the appropriate public filing office or county recorder's office such original or photocopy). If the applicable Mortgage Loan Seller is required to, but cannot, deliver, or cause to be delivered, as to any Mortgage Loan or Trust Subordinate Companion Loan, any of the documents and/or instruments referred to in [clauses (ii), (iii), (v) (vi), and (ix)] (or, if applicable, a copy thereof) of the definition of "Mortgage File," with evidence of filing or recording thereon, for any other reason, including, without limitation, that such non-delivered document or instrument has been lost or destroyed, the delivery requirements of the applicable Mortgage Loan Purchase Agreement and this Section 2.01(b) shall be deemed to have been satisfied as to such non-delivered document or instrument, and such non-delivered document or instrument shall be deemed to have been included in the Mortgage File, if a photocopy of such non-delivered document or instrument (with evidence of filing or recording thereon and certified in the case of the documents and/or instruments referred to in clauses (ii) and (v) of the definition of "Mortgage File" by the appropriate county recorder's office or the applicable title insurance company to be a true and complete copy of the original thereof submitted for recording) is delivered to the Custodian on or before the Closing Date. Neither the Trustee nor any Custodian shall in any way be liable for any failure by any Mortgage Loan Seller or the Depositor to comply with the delivery requirements of the related Mortgage Loan Purchase Agreement and this Section 2.01(b). If, on the Closing Date as to any Mortgage Loan or Trust Subordinate Companion Loan, subject to the next sentence, the applicable Mortgage Loan Seller is required to, but cannot, deliver (in complete and recordable form or form suitable for filing or recording, if applicable) any one of the assignments in favor of the Trustee referred to in [clause (iv), clause (vi)] (to the extent not already assigned pursuant to [clause (iv)), clause (ix) (to the extent not already assigned pursuant to clause (iv))] of the definition of "Mortgage File" solely because of the unavailability of filing or recording information as to any existing document or instrument, such Mortgage Loan Seller may provisionally satisfy the delivery requirements of the related Mortgage Loan Purchase Agreement and this Section 2.01(b) with respect to such assignment by delivering with respect to such Mortgage Loan or Trust Subordinate Companion Loan on the Closing Date an omnibus assignment of such Mortgage Loan or Trust Subordinate Companion Loan substantially in the form of Exhibit H; provided that all required original assignments with respect to such Mortgage Loan or Trust Subordinate Companion Loan, as applicable, (in fully complete and recordable form or form suitable for filing or recording, if applicable) are delivered to the Custodian within one hundred-eighty (180) days after the Closing Date (or within such longer period, not to exceed eighteen (18) months, which the Custodian shall consent to so long as the applicable Mortgage Loan Seller is, as certified in writing to the Trustee and the Custodian no less often than every ninety (90) days following such 180–day period after the Closing Date, attempting in good faith to obtain from the appropriate public filing office or county recorder's office the applicable filing or recording information as to the related document or instrument); and provided, further, that in the case of a Non-Serviced Mortgage Loan, the delivery of any such assignments shall be subject to clause (e) of the final proviso to the definition of "Mortgage File" herein. If, in accordance with the related Mortgage Loan Purchase Agreement and consistent with Section 2.01(c) of this Agreement, as to any Mortgage Loan or Trust Subordinate Companion Loan, the related Mortgage Loan Seller or its agent is responsible for recording or

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filing, as applicable, any one of the assignments in favor of the Trustee referred to in [clause (iv), clause (vi) (to the extent not already assigned pursuant to clause (iv)) or clause (ix)] of the definition of "Mortgage File", such Mortgage Loan Seller may provisionally satisfy the delivery requirements of the related Mortgage Loan Purchase Agreement and this Section 2.01(b) with respect to such assignment by delivering to the Custodian with respect to such Mortgage Loan or Trust Subordinate Companion Loan on the Closing Date a copy of such assignment in the form sent for recording or filing or (except for recording or filing information not yet available) to be sent for recording or filing; provided that an original or copy of such assignment (with evidence of recording or filing, as applicable, indicated thereon) shall be delivered to the Custodian as contemplated by Section 2.01(c) of this Agreement. Notwithstanding anything herein to the contrary, with respect to letters of credit referred to in [clause (xii)] of the definition of "Mortgage File" and relating to a Serviced Mortgage Loan, the applicable Mortgage Loan Seller shall deliver the original to the Master Servicer (which letter of credit shall be titled in the name of, or assigned to, "[_____]"), and a copy to the Custodian or, if such original has been submitted by the applicable Mortgage Loan Seller to the issuing bank to effect a reissuance, assignment or amendment of such letter of credit (changing the beneficiary thereof to the Master Servicer (in care of the Trustee, as titled above) that may be required in order for the Master Servicer to draw on such letter of credit on behalf of the Trust in accordance with the applicable terms thereof and/or of the related Mortgage Loan documents or Trust Subordinate Companion Loan documents, as applicable) and the applicable Mortgage Loan Seller shall be deemed to have satisfied the delivery requirements of the related Mortgage Loan Purchase Agreement and this Section 2.01(b) by delivering with respect to any letter(s) of credit a copy thereof to the Custodian together with an officer's certificate of the applicable Mortgage Loan Seller certifying that such document has been delivered to the issuing bank for reissuance or an Officer's Certificate from the Master Servicer certifying that it holds the letter(s) of credit pursuant to this Section 2.01(b), one of which shall be delivered to the Custodian on the Closing Date. If a letter of credit referred to in the previous sentence is not in a form that would allow the Master Servicer to draw on such letter of credit on behalf of the Trust in accordance with the applicable terms thereof and/or of the related Mortgage Loan documents or Trust Subordinate Companion Loan documents, as applicable, the applicable Mortgage Loan Seller shall deliver the appropriate assignment or amendment documents (or copies of such assignment or amendment documents if the related Mortgage Loan Seller has submitted the originals to the related issuer of such letter of credit for processing) to the Custodian within thirty (30) days of the Closing Date. If not otherwise paid by the related Mortgagor, the applicable Mortgage Loan Seller shall pay any costs of assignment or amendment of such letter(s) of credit required in order for the Master Servicer to draw on such letter(s) of credit on behalf of the Trust and shall cooperate with the reasonable requests of the Master Servicer in connection with effectuating a draw under any such letter of credit prior to the date such letter of credit is assigned or amended in order that it may be drawn by the Master Servicer on behalf of the Trust.

(c)   Pursuant to each Mortgage Loan Purchase Agreement, except in the case of a Non-Serviced Mortgage Loan, the related Mortgage Loan Seller is required at its sole cost and expense, to itself, or to engage a third party to, put each Assignment of Mortgage, each assignment of Assignment of Leases and each assignment of each UCC Financing Statement (collectively, the "Assignments" and, individually, "Assignment") relating to the Mortgage Loans (and the Trust Subordinate Companion Loan, if applicable) conveyed by it under the applicable Mortgage Loan Purchase Agreement in proper form for filing or recording, as

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applicable, and to submit such Assignments for filing or recording, as the case may be, in the applicable public filing or recording office. On the Closing Date, the Mortgage Loan Sellers may deliver one (1) omnibus assignment for all such Mortgage Loans and the Trust Subordinate Companion Loan to the Custodian as provided in Section 2.01(b). Except under the circumstances provided for in the last sentence of this subsection (c) and except in the case of a Non-Serviced Mortgage Loan, the related Mortgage Loan Seller will itself, or a third party at such Mortgage Loan Seller's expense will, promptly (and in any event within one hundred-twenty (120) days after the later of the Closing Date and the related Mortgage Loan Seller's actual receipt of the related documents and the necessary recording and filing information) cause to be submitted for recording or filing, as the case may be, in the appropriate public office for real property records or UCC Financing Statements, as appropriate, each Assignment. Each such Assignment submitted for recording shall reflect that it (or a file copy thereof in the case of a UCC Assignment) should be returned by the public recording office to the Custodian or its designee following recording or filing (or to the related Mortgage Loan Seller or its agent who will then be responsible for delivery of the same to the Custodian or its designee). Any such Assignment received by the Custodian shall be promptly included in the related Mortgage File and be deemed a part thereof, and any such Assignment received by the related Mortgage Loan Seller or its agent shall be required to be delivered to the Custodian to be included as part of the related Mortgage File within thirty (30) days after receipt. If any such document or instrument is determined to be incomplete or not to meet the recording or filing requirements of the jurisdiction in which it is to be recorded or filed, or is lost by the public office or returned unrecorded or unfiled, as the case may be, because of a defect therein, on or about one hundred-eighty (180) days after the Closing Date, the related Mortgage Loan Seller or its designee shall prepare, at its own expense, a substitute therefor or cure such defect, as the case may be, and thereafter the related Mortgage Loan Seller or its designee shall, at the expense of such Mortgage Loan Seller, upon receipt thereof cause the same to be duly recorded or filed, as appropriate. If, by the first anniversary of the Closing Date, the Custodian has not received confirmation of the recording or filing as the case may be, of any such Assignment, it shall so advise the related Mortgage Loan Seller who may then pursue such confirmation itself or request that the Custodian pursue such confirmation at the related Mortgage Loan Seller's expense, and upon such a request and provision for payment of such expenses satisfactory to the Custodian, the Custodian, at the expense of the applicable Mortgage Loan Seller, shall cause a search of the land records of each applicable jurisdiction and of the records of the offices of the applicable Secretary of State for confirmation that the Assignment appears in such records and retain a copy of such confirmation in the related Mortgage File. In the event that confirmation of the recording or filing of an Assignment cannot be obtained, the Custodian or the related Mortgage Loan Seller, as applicable, shall promptly inform the other and the Custodian shall provide such Mortgage Loan Seller with a copy of the Assignment and request the preparation of a new Assignment. The related Mortgage Loan Seller shall pay the expenses for the preparation of replacement Assignments for any Assignments which, having been properly submitted for filing or recording to the appropriate governmental office by the Custodian, fail to appear of record and must be resubmitted. Notwithstanding the foregoing, there shall be no requirement to record any assignment to the Trustee referred to in clause (iv) or (vi) of the definition of "Mortgage File," or to file any UCC-3 to the Trustee referred to in clause (ix) of the definition of "Mortgage File," in those jurisdictions where, in the written opinion of local counsel (which opinion shall be an expense of the related Mortgage Loan Seller) acceptable to the Depositor and the Trustee, such recordation and/or filing is not required to protect the Trustee's interest in the related Mortgage Loan and/or Trust Subordinate Companion Loan, as applicable, against sale, further assignment, satisfaction or discharge by the related Mortgage Loan Seller, the Master Servicer, the Special Servicer, any Sub-Servicer or the Depositor.

(d)   All documents and records in the Depositor's or the applicable Mortgage Loan Seller's possession relating to the Mortgage Loans and the Trust Subordinate Companion Loan (including, in each case, financial statements, operating statements and any other information provided by the respective Mortgagor from time to time, but excluding the applicable Mortgage Loan Seller's internal communications (including such communications between such Mortgage Loan Seller and its Affiliates) and underwriting analysis (including documents prepared by the applicable Mortgage Loan Seller or any of its Affiliates for such purposes), draft documents, attorney-client communications that are privileged communications or constitute legal or other due diligence analyses and credit underwriting or due diligence analyses or data) that (i) are not required to be a part of a Mortgage File in accordance with the definition thereof and (ii) are reasonably necessary for the servicing of each such Mortgage Loan and Trust Subordinate Companion Loan, together with copies of all documents in each Mortgage File, shall be delivered by the Depositor or the applicable Mortgage Loan Seller to the Master Servicer within five (5) Business Days after the Closing Date and shall be held by the Master Servicer on behalf of the Trustee in trust for the benefit of the Certificateholders (including, with respect to the Trust Subordinate Companion Loan, the Holders of the Class [LOAN-SPECIFIC] Certificates) (and as holder of the Lower-Tier Regular Interests) and, if applicable, on behalf of the related Companion Holder. Such documents and records shall be any documents and records (with the exception of any items excluded under the immediately preceding sentence) that would otherwise be a part of the Servicing File.

(e)   In connection with the Depositor's assignment pursuant to subsection (a) above, the Depositor shall deliver to the Trustee, the Asset Representations Reviewer and the Master Servicer, on or before two (2) Business Days after the Closing Date, a fully executed original counterpart of each of the Mortgage Loan Purchase Agreements, as in full force and effect, without amendment or modification, on the Closing Date.

(f)   The Depositor shall use its reasonable best efforts to require that, promptly after the Closing Date, but in all events within three (3) Business Days after the Closing Date, each of the Mortgage Loan Sellers shall cause all funds on deposit in escrow accounts maintained with respect to the Mortgage Loans and the Trust Subordinate Companion Loan transferred by such Mortgage Loan Seller, whether such accounts are held in the name of the applicable Mortgage Loan Seller or any other name to be transferred to the Master Servicer (or a Sub-Servicer) for deposit into Servicing Accounts.

(g)   With respect to the Mortgage Loans secured by the Mortgaged Properties identified as "[LIST APPLICABLE PROPERTIES]" on the Mortgage Loan Schedule, which are each subject to a franchise agreement with a related comfort letter in favor of the respective Mortgage Loan Seller that requires notice to or request of the related franchisor to transfer or assign any related comfort letter to the Trust or otherwise have a new comfort letter issued in the name of the Trust, the related Mortgage Loan Seller or its designee will be required to provide any such required notice or make any such required request to the related franchisor (with a copy

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of such notice or request to the Master Servicer) within 45 days of the Closing Date (or any shorter period if required by the applicable comfort letter), and the Master Servicer shall use reasonable efforts in accordance with the Servicing Standard to acquire such replacement comfort letter, if necessary (or to acquire any such new document or acknowledgement as may be contemplated under the existing comfort letter).

(h)   Within [__] days of the Closing Date, Special Servicer, shall review the documents and information delivered or caused to be delivered by each Mortgage Loan Seller constituting the Diligence Files and, promptly following such review (but in no event later than [__] days after the Closing Date), the Special Servicer shall certify in writing to each of the Depositor, the Master Servicer, the Trustee, the Directing Certificateholder, the Asset Representations Reviewer, the Operating Advisor and the applicable Mortgage Loan Seller (as to each such Mortgage Loan listed in the Mortgage Loan Schedule) that, except as specifically identified in any exception report annexed to such writing (the "Special Servicer Exception Report"), the foregoing documents and information delivered or caused to be delivered by the related Mortgage Loan Seller have been reviewed by the Special Servicer and appear on its face to be the Diligence File related to such Mortgage Loan.

Section 2.02   Acceptance by Trustee.   (a) The Trustee, by the execution and delivery of this Agreement (1) acknowledges receipt by it or a Custodian on its behalf, subject to the provisions of Section 2.01, in good faith and without notice of any adverse claim, of the applicable documents specified in clause (i) of the definition of "Mortgage File" with respect to each Mortgage Loan and Trust Subordinate Companion Loan and of all other assets included in the Trust Fund and (2) declares (a) that it or a Custodian on its behalf holds and will hold such documents and the other documents delivered or caused to be delivered by the Mortgage Loan Sellers that constitute the Mortgage Files, and (b) that it holds and will hold such other assets included in the Trust Fund, in trust for the exclusive use and benefit of all present and future Certificateholders and, with respect to any original document in the Mortgage File for a Serviced Whole Loan, for any present or future Companion Holder (and for the benefit of the Trustee as holder of the Lower-Tier Regular Interests), as applicable.   If any Mortgage Loan Seller is unable to deliver or cause the delivery of any original Mortgage Note, such Mortgage Loan Seller may deliver a copy of such Mortgage Note, together with a signed lost note affidavit and appropriate indemnity and shall thereby be deemed to have satisfied the document delivery requirements of Section 2.01 and of this Section 2.02.

(b)   Within sixty (60) days of the Closing Date, the Custodian, shall review the Mortgage Loan documents and the Trust Subordinate Companion Loan documents delivered or caused to be delivered by the Mortgage Loan Sellers constituting the Mortgage Files; and, promptly following such review (but in no event later than sixty (60) days after the Closing Date), the Custodian shall, in the form attached as Exhibit Q, certify in writing to each of the Rating Agencies, the Depositor, the Master Servicer, the Special Servicer, the Directing Certificateholder, the Asset Representations Reviewer and the applicable Mortgage Loan Seller (as to each Mortgage Loan and Trust Subordinate Companion Loan listed in the Mortgage Loan Schedule (other than any Mortgage Loan or Trust Subordinate Companion Loan paid in full)) that, except as specifically identified in any exception report annexed to such writing (the "Custodial Exception Report"), (i) subject to the final proviso of the definition of "Mortgage File" herein and Section 2.01 hereof, all documents specified in [clauses (i) through (vi), (viii),

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(ix), (x), (xi) and (xii) (or, with respect to clause (xii)], a copy of such letter of credit and the required Officer's Certificate), if any, of the definition of "Mortgage File", as applicable, are in its possession, (ii) the foregoing documents delivered or caused to be delivered by the Mortgage Loan Sellers have been reviewed by the Custodian and appear regular on their face and appear to be executed and to relate to such Mortgage Loan or Trust Subordinate Companion Loan, and (iii) based on such examination and only as to the foregoing documents, the information set forth in the Mortgage Loan Schedule with respect to the items specified in [clauses (iv), (vi) and (viii)(c)] in the definition of "Mortgage Loan Schedule" is correct. With respect to each Mortgage Loan and Trust Subordinate Companion Loan listed on the Custodial Exception Report, the Custodian shall specifically identify such Mortgage Loan or Trust Subordinate Companion Loan together with the nature of such exception (in the form reasonably acceptable to the Custodian and the related Mortgage Loan Seller and separating items required to be in the Mortgage File but never delivered from items which were delivered by the related Mortgage Loan Seller but are out for filing or recording and have not been returned by the filing office or the recorder's office).

(c) The Custodian shall review the Mortgage Loan documents and the Trust Subordinate Companion Loan documents received subsequent to the Closing Date; and, on or about the first anniversary of the Closing Date, the Custodian shall, in the form attached as Exhibit Q, certify in writing to each of the Depositor, the Master Servicer, the Special Servicer, the Trustee, the Certificate Administrator, the Directing Certificateholder, the Asset Representations Reviewer and the applicable Mortgage Loan Seller (as to each Mortgage Loan and Trust Subordinate Companion Loan listed on the Mortgage Loan Schedule (other than any related Mortgage Loan or Trust Subordinate Companion Loan as to which a Liquidation Event has occurred) or any related Mortgage Loan or Trust Subordinate Companion Loan specifically identified in any exception report annexed to such writing) that, (i) subject to the final proviso of the definition of "Mortgage File" herein and Section 2.01 hereof, all documents specified in [clauses (i) through (vi), (viii), (ix), (x), (xi) and (xii)], if any, of the definition of "Mortgage File", as applicable, are in its possession, (ii) the foregoing documents delivered or caused to be delivered by the Mortgage Loan Sellers have been reviewed by the Custodian and appear regular on their face and appear to be executed and relate to such Mortgage Loan or Trust Subordinate Companion Loan, if applicable, and (iii) based on such examination and only as to the foregoing documents, the information set forth in the Mortgage Loan Schedule with respect to the items specified in [clauses (iv), (vi) and (viii)(c)] in the definition of "Mortgage Loan Schedule" is correct.

(d) Notwithstanding anything contained in this Section 2.02 and Section 2.03(b) to the contrary, in the case of a Defect in any of the documents specified in [clauses (ii) through (vi), (viii) and (ix)] in the definition of "Mortgage File", which Defect results solely from a delay in the return of the related documents from the applicable filing or recording office and gives rise to a repurchase or substitution obligation on the part of the related Mortgage Loan Seller with respect to the subject Mortgage Loan pursuant to the related Mortgage Loan Purchase Agreement, the Directing Certificateholder, in its sole judgment, may (prior to the occurrence and continuance of a Control Termination Event), and the Special Servicer may, in accordance with the Servicing Standard, after the occurrence and during the continuance of a Control Termination Event, permit the related Mortgage Loan Seller in lieu of repurchasing or substituting for the related Mortgage Loan, to deposit with the Master Servicer

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an amount, to be held in trust in a segregated Eligible Account (which may be a sub-account of the Collection Account), equal to 25% of the Stated Principal Balance of the related Mortgage Loan (in the alternative, the related Mortgage Loan Seller may deliver to the Master Servicer a letter of credit in such amount, with a copy to the Custodian). Such funds or letter of credit, as applicable, shall be held by the Master Servicer (i) until the date on which the Custodian determines and notifies the Master Servicer that such Defect has been cured or the related Mortgage Loan is no longer part of the Trust Fund, at which time the Master Servicer shall return such funds (or letter of credit) to the related Mortgage Loan Seller, or (ii) until same are applied to the Purchase Price (or the Substitution Shortfall Amount, if applicable) as set forth below in this Section 2.02(d) in the event of a repurchase or substitution by the related Mortgage Loan Seller. Notwithstanding the two immediately preceding sentences, if the Master Servicer or the Special Servicer certifies to the Trustee, the Certificate Administrator and the Custodian that it has determined in the exercise of its reasonable judgment that the document with respect to which Defect exists is required in connection with an imminent enforcement of the mortgagee's rights or remedies under the related Mortgage Loan, defending any claim asserted by any Mortgagor or third party with respect to the related Mortgage Loan, establishing the validity or priority of any lien on collateral securing the related Mortgage Loan or for any immediate significant servicing obligation, the related Mortgage Loan Seller shall be required to repurchase or substitute for the related Mortgage Loan in accordance with, and to the extent required by, the terms and conditions of Section 2.03(b) and Section 5 of the related Mortgage Loan Purchase Agreement; provided, however, that such Mortgage Loan Seller shall not be required to repurchase the Mortgage Loan for a period of ninety (90) days after receipt of a notice to repurchase (together with any applicable extension period) if it is attempting to recover the document from the applicable filing or recording office and provides an officer's certificate setting forth what actions such Mortgage Loan Seller is pursuing in connection with such recovery. In the event of a repurchase or substitution, upon the date of such repurchase or substitution, and in the event that the related Mortgage Loan Seller has delivered a letter of credit to the Master Servicer in accordance with this Section 2.02(d), the Master Servicer shall, to the extent necessary, draw on the letter of credit and deposit the proceeds of such draw, into the Collection Account to be applied to the Purchase Price (or the Substitution Shortfall Amount, if applicable, in which event, the amount of such funds or proceeds that exceed the Substitution Shortfall Amount shall be returned to the related Mortgage Loan Seller) in accordance with Section 2.03(b). All such funds deposited in the Collection Account shall be invested in Permitted Investments, at the direction and for the benefit of the related Mortgage Loan Seller. Such funds shall be treated as an "outside reserve fund" under the REMIC Provisions, which, together with any reimbursement from the [LOAN-SPECIFIC] Trust Subordinate Companion Loan REMIC or the Lower-Tier REMIC, is beneficially owned by the related Mortgage Loan Seller for federal income tax purposes, which Mortgage Loan Seller shall remain liable for any taxes payable on income or gain with respect thereto.

(e)   It is herein acknowledged that neither the Trustee nor any Custodian is under any duty or obligation (i) to determine whether any of the documents specified in [clauses (iii) through (vi) (x) through (xviii)] of the definition of "Mortgage File" exist or are required to be delivered by the Depositor, the Mortgage Loan Sellers or any other Person (unless identified on the Mortgage Loan Checklist) or (ii) to inspect, review or examine any of the documents, instruments, certificates or other papers relating to the Mortgage Loans (or the Trust Subordinate Companion Loan, as applicable) delivered to it to determine that the same are

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genuine, enforceable, duly authorized, sufficient to perfect and maintain the perfection of a security interest or appropriate for the represented purpose or that they are other than what they purport to be on their face and, with respect to the documents specified in clause (viii) of the definition of the "Mortgage File", whether the insurance is effective as of the date of the recordation, whether all endorsements or riders issued are included in the file or if the policy has not been issued whether any acceptable replacement document has been dated the date of the related Mortgage Loan funding. Further, with respect to the UCC Financing Statements referenced in the Mortgage File, absent actual knowledge to the contrary or copies of UCC Financing Statements delivered to the Custodian as part of the Mortgage File indicating otherwise, the Custodian may assume, for the purposes of the filings and the certification to be delivered in accordance with this Section 2.02 that the related Mortgage File should include one state level UCC Financing Statement filing for each Mortgaged Property (or with respect to any Mortgage Loan (or Trust Subordinate Companion Loan, as applicable) that has two or more Mortgagors, for each Mortgagor, except to the extent multiple Mortgagors are named as debtors in the same UCC Financing Statement filing), or if the Custodian has received notice that a particular UCC Financing Statement was filed as a fixture filing, that the related Mortgage File should include only a local UCC Financing Statement filing for each Mortgaged Property (or with respect to any Mortgage Loan (or Trust Subordinate Companion Loan, as applicable) that has two or more Mortgagors, for each Mortgagor, except to the extent multiple Mortgagors are named as debtors in the same UCC Financing Statement filing). The assignments of the UCC Financing Statements to be assigned to the Trust will be delivered on the new national forms (or on such other form as may be acceptable for filing or recording in the applicable jurisdiction) and in a format suitable for filing or recording, as applicable, and will be filed or recorded in the jurisdiction(s) where such UCC Financing Statements were originally filed or recorded, as indicated in the documents provided, and in accordance with then-current laws.

(f)   If, in the process of reviewing the Mortgage Files or at any time thereafter, the Custodian finds any document or documents constituting a part of a Mortgage File (1) not to have been properly executed, (2) subject to the timing requirements of Sections 2.01(b) and 2.01(c), not to have been delivered, (3) to contain information that does not conform in any material respect with the corresponding information set forth in the Mortgage Loan Schedule or (4) to be defective on its face (each, a "Defect" in the related Mortgage File), the Custodian shall promptly so notify the Depositor, the Trustee, the Master Servicer, the Special Servicer, the Certificate Administrator, the Directing Certificateholder, the Operating Advisor, the Asset Representations Reviewer, the applicable Mortgage Loan Seller (and in no event later than ninety (90) days after the Closing Date and every calendar quarter thereafter until all Defects are corrected) by providing a Custodial Exception Report setting forth for each affected Mortgage Loan (or affected Trust Subordinate Companion Loan, as applicable), with particularity, the nature of such Defect (in a form reasonably acceptable to the Custodian and such Mortgage Loan Seller and separating items required to be in the Mortgage File but never delivered from items which were delivered by such Mortgage Loan Seller but are out for recording or filing and have not been returned by the recorder's office or filing office).

(g)   If the Master Servicer or the Special Servicer (i) receives any request or demand for repurchase or replacement of a Mortgage Loan because of a breach of or alleged breach of a representation or warranty or a Defect (any such request or demand for repurchase or replacement, a "Repurchase Request", and the Master Servicer or the Special Servicer, as

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applicable, to the extent it receives a Repurchase Request, the "Repurchase Request Recipient" with respect to such Repurchase Request); or (ii) receives any withdrawal of a Repurchase Request by the Person making such Repurchase Request or any rejection of a Repurchase Request (or such a Repurchase Request is forwarded to the Master Servicer or Special Servicer by another party hereto), then the Repurchase Request Recipient shall deliver notice (which may be by electronic format so long as a "backup" hard copy of such notice is also delivered on or prior to the next Business Day) of such Repurchase Request or withdrawal or rejection of a Repurchase Request (each, a "15Ga-1 Notice") to the applicable Mortgage Loan Seller (other than in the case of a rejection by such Mortgage Loan Seller), the Asset Representations Reviewer and the Depositor, in each case within ten (10) Business Days from such Repurchase Request Recipient's receipt thereof.

Each 15Ga-1 Notice shall include (i) the identity of the related Mortgage Loan, (ii) the date the Repurchase Request is received by the Repurchase Request Recipient or the date any withdrawal of the Repurchase Request is received by the Repurchase Request Recipient, as applicable, (iii) if known, the basis for the Repurchase Request (as asserted in the Repurchase Request) and (iv) a statement from the Repurchase Request Recipient as to whether it currently plans to pursue such Repurchase Request.

A Repurchase Request Recipient shall not be required to provide any information in a 15Ga-1 Notice protected by the attorney-client privilege or attorney work product doctrines. The Mortgage Loan Purchase Agreements will provide that (i) any 15Ga-1 Notice provided pursuant to this Section 2.02(g) is so provided only to assist the Mortgage Loan Sellers and Depositor or their respective Affiliates to comply with Rule 15Ga-1 under the Exchange Act, Items 1104 and 1121 of Regulation AB and any other requirement of law or regulation and (ii) (A) no action taken by, or inaction of, a Repurchase Request Recipient and (B) no information provided pursuant to this Section 2.02(g) by a Repurchase Request Recipient, shall be deemed to constitute a waiver or defense to the exercise of any legal right the Repurchase Request Recipient may have with respect to the related Mortgage Loan Purchase Agreement, including with respect to any Repurchase Request that is the subject of a 15Ga-1 Notice.

In the event that the Depositor, the Trustee, the Certificate Administrator, the Certificate Registrar, Operating Advisor, Asset Representations Reviewer or the Custodian receives a Repurchase Request, such party shall promptly forward or otherwise provide written notice of such Repurchase Request to the Master Servicer, if relating to a Non-Specially Serviced Mortgage Loan, or to the Special Servicer, if relating to a Specially Serviced Mortgage Loan or REO Property, and include the following statement in the related correspondence: "This is a 'Repurchase Request' under Section 2.02 of the Pooling and Servicing Agreement relating to the [TRUST NAME], Commercial Mortgage Pass-Through Certificates [SERIES DESIGNATION] requiring action by you as the 'Repurchase Request Recipient' thereunder." Upon receipt of such Repurchase Request by the Master Servicer or the Special Servicer, as applicable, such party shall be deemed to be the Repurchase Request Recipient in respect of such Repurchase Request, and such party shall comply with the procedures set forth in this Section 2.02(g) with respect to such Repurchase Request. In no event shall the Custodian, by virtue of this provision, be required to provide any notice other than as set forth in Section 2.02 of this Agreement in connection with its review of the Mortgage File.

If the Depositor, the Trustee, the Certificate Administrator, the Certificate Registrar, Operating Advisor, Asset Representations Reviewer or the Custodian receives notice or has knowledge of a withdrawal or a rejection of a Repurchase Request of which notice has been previously received or given, and such notice was not received from or copied to the Master Servicer or the Special Servicer, then such party shall give notice of such withdrawal or rejection to the Master Servicer or the Special Servicer, as applicable. Any such notice received by the Trustee, the Certificate Administrator, the Certificate Registrar, Operating Advisor, Asset Representations Reviewer or the Custodian shall also be provided to the Depositor and, in the case of a withdrawal notice, to the applicable Mortgage Loan Seller.

In the event that a Mortgage Loan (or Trust Subordinate Companion Loan, as applicable) is repurchased or replaced pursuant to Section 2.03 of this Agreement, the Master Servicer (with respect to Non-Specially Serviced Mortgage Loans) or Special Servicer (with respect to Specially Serviced Mortgage Loans) shall promptly notify the Depositor of such repurchase or replacement.

Section 2.03 Representations, Warranties and Covenants of the Depositor; Mortgage Loan Sellers' Repurchase or Substitution of Mortgage Loans for Defects in Mortgage Files and Breaches of Representations and Warranties. (a) The Depositor hereby represents and warrants that:

(i) The Depositor is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and the Depositor has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement by it, and has the power and authority to execute, deliver and perform this Agreement and all the transactions contemplated hereby, including, but not limited to, the power and authority to sell, assign and transfer the Mortgage Loans and the Trust Subordinate Companion Loan in accordance with this Agreement;

(ii) Assuming the due authorization, execution and delivery of this Agreement by each other party hereto, this Agreement and all of the obligations of the Depositor hereunder are the legal, valid and binding obligations of the Depositor, enforceable against the Depositor in accordance with the terms of this Agreement, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally, and by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law);

(iii) The execution and delivery of this Agreement and the performance of its obligations hereunder by the Depositor will not conflict with any provisions of any law or regulations to which the Depositor is subject, or conflict with, result in a breach of or constitute a default under any of the terms, conditions or provisions of the certificate of incorporation or the by-laws of the Depositor or any indenture, agreement or instrument to which the Depositor is a party or by which it is bound, or any order or decree applicable to the Depositor, or result in the creation or imposition of any lien on any of the Depositor's assets or property, which would materially and adversely affect the ability of the Depositor to carry out the transactions contemplated by this Agreement; the

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Depositor has obtained any consent, approval, authorization or order of any court or governmental agency or body required for the execution, delivery and performance by the Depositor of this Agreement;

(iv)   There is no action, suit or proceeding pending or, to the Depositor's knowledge, threatened against the Depositor in any court or by or before any other governmental agency or instrumentality which would materially and adversely affect the validity of the Mortgage Loans or the Trust Subordinate Companion Loan or the ability of the Depositor to carry out the transactions contemplated by this Agreement; and

(v)   The Depositor is the lawful owner of the Mortgage Loans and the Trust Subordinate Companion Loan with the full right to transfer the Mortgage Loans and the Trust Subordinate Companion Loan to the Trust, and the Mortgage Loans and the Trust Subordinate Companion Loan have been validly transferred to the Trust.

(b)   If any Certificateholder, the Directing Certificateholder, the Master Servicer, the Special Servicer, the Certificate Administrator, Operating Advisor, Asset Representations Reviewer or the Trustee discovers (without implying any duty of such person to make, or to attempt to make, such a discovery) or receives notice alleging a Defect in any Mortgage File or a breach of any representation or warranty with respect to a Mortgage Loan set forth in Exhibit 2 of the related Mortgage Loan Purchase Agreement (with respect to such Mortgage Loan, a "Breach"), which Defect or Breach, as the case may be, materially and adversely affects the value of such Mortgage Loan, the value of the related Mortgaged Property or the interests of the Trustee or any Certificateholder therein, such Certificateholder, the Directing Certificateholder, the Master Servicer, the Special Servicer, the Trustee, Operating Advisor, Asset Representations Reviewer or the Certificate Administrator, as applicable, shall give prompt written notice of such Defect or Breach, as the case may be, to the Depositor, the Master Servicer, the Special Servicer, the applicable Mortgage Loan Seller, the Trustee, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and, prior to the occurrence of a Consultation Termination Event, the Directing Certificateholder, and the Master Servicer (if the related Mortgage Loan is a Non-Specially Serviced Mortgage Loan) or Special Servicer (if the related Mortgage Loan is a Specially Serviced Mortgage Loan), as applicable, shall request in writing that the applicable Mortgage Loan Seller, not later than ninety (90) days after (i) except in the case of the succeeding clause (ii), the applicable Mortgage Loan Seller's receipt of such notice or (ii) in the case of a Defect or Breach relating to a Mortgage Loan not being a "qualified mortgage" within the meaning of Section 860G(a)(3) of the Code, but without regard to the rule of Treasury Regulations Section 1.860G-2(f)(2) that causes a defective Mortgage Loan to be treated as a qualified mortgage, the earlier of (x) the applicable Mortgage Loan Seller's discovery of such Defect or Breach or (y) discovery of such Breach of Defect by any other party, provided that the related Mortgage Loan Seller receives prompt written notice thereof (such ninety (90) day period, the "Initial Cure Period"), (A) cure such Defect or Breach, as the case may be, in all material respects, at such Mortgage Loan Seller's own expense, including reimbursement of any related reasonable additional expenses of the Trust reasonably incurred by any party to this Agreement, (B) repurchase the affected Mortgage Loan or REO Loan (excluding any related Serviced Companion Loan, if applicable), at the applicable Purchase Price and in conformity with the applicable Mortgage Loan Purchase Agreement and this Agreement or (C) substitute a Qualified Substitute Mortgage Loan (other

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than with respect to the [SERVICED WHOLE LOAN] Mortgage Loan or the [NON-SERVICED WHOLE LOAN] Mortgage Loan, as applicable, for which no substitution will be permitted) for such affected Mortgage Loan or REO Loan (excluding any related Serviced Companion Loan, if applicable) (provided that in no event shall any such substitution occur on or after the second anniversary of the Closing Date) and pay the Master Servicer for deposit into the Collection Account, any Substitution Shortfall Amount in connection therewith and in conformity with the applicable Mortgage Loan Purchase Agreement and this Agreement; provided, however, that except with respect to a Defect resulting solely from the failure by the Mortgage Loan Seller to deliver to the Trustee or Custodian the actual policy of lender's title insurance required pursuant to clause (viii) of the definition of Mortgage File by a date not later than eighteen (18) months following the Closing Date, if such Breach or Defect is capable of being cured but is not cured within the Initial Cure Period, and the applicable Mortgage Loan Seller has commenced and is diligently proceeding with the cure of such Breach or Defect within the Initial Cure Period, the applicable Mortgage Loan Seller shall have an additional ninety (90) days commencing immediately upon the expiration of the Initial Cure Period (such additional ninety (90) day period, the "Extended Cure Period") to complete such cure (or, failing such cure, to repurchase the related Mortgage Loan or REO Loan (excluding any related Serviced Companion Loan, if applicable) or substitute a Qualified Substitute Mortgage Loan (other than with respect to the [SERVICED WHOLE LOAN] Mortgage Loan or the [NON-SERVICED WHOLE LOAN] Mortgage Loan, as applicable, for which no substitution will be permitted)) and provided, further, that with respect to such Extended Cure Period the applicable Mortgage Loan Seller shall have delivered an officer's certificate to the Trustee, the Certificate Administrator (who shall promptly deliver a copy of such officer's certificate to the 17g-5 Information Provider), the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer and, prior to the occurrence of a Consultation Termination Event, the Directing Certificateholder, setting forth the reason such Breach or Defect is not capable of being cured within the Initial Cure Period and what actions the applicable Mortgage Loan Seller is pursuing in connection with the cure thereof and stating that the applicable Mortgage Loan Seller anticipates that such Breach or Defect will be cured within the Extended Cure Period. Notwithstanding the foregoing, any Defect or Breach which causes any Mortgage Loan not to be a "qualified mortgage" (within the meaning of Section 860G(a)(3) of the Code, but without regard to the rule of Treasury Regulations Section 1.860G-2(f)(2) that causes a defective Mortgage Loan to be treated as a qualified mortgage) shall be deemed to materially and adversely affect the interests of Certificateholders therein, and (subject to the applicable Mortgage Loan Seller's right to cure such Defect or Breach during the Initial Cure Period) such Mortgage Loan shall be repurchased or substituted for without regard to the Extended Cure Period described in the preceding sentence. If the affected Mortgage Loan is to be repurchased, the funds in the amount of the Purchase Price remitted by the applicable Mortgage Loan Seller are to be remitted by wire transfer to the Master Servicer for deposit into the Collection Account.

If a Mortgage Loan Seller, in connection with a Defect or a Breach (or an allegation of a Defect or a Breach) pertaining to a Mortgage Loan, makes a cash payment pursuant to an agreement or a settlement between the applicable Mortgage Loan Seller and the Special Servicer on behalf of the Trust (and with the consent of the Directing Certificateholder if no Control Termination Event has occurred and is continuing) (each such payment, a "Loss of Value Payment") with respect to such Mortgage Loan, the amount of such Loss of Value Payment shall be deposited into the Loss of Value Reserve Fund to be applied in accordance with Section 3.05(g) of this Agreement. [The Loss of Value Payment shall include the portion of any Liquidation Fees payable to the Special Servicer in respect of such Loss of Value Payment and the portion of fees and reimbursable expenses of the Asset Representations Reviewer attributable to the Asset Review of such Mortgage Loan.] If such Loss of Value Payment is made, the Loss of Value Payment shall serve as the sole remedy available to the Certificateholders and the Trustee on their behalf regarding any such Breach or Defect in lieu of any obligation of the Mortgage Loan Seller to otherwise cure such Breach or Defect or repurchase or substitute for the affected Mortgage Loan based on such Breach or Defect under any circumstances. This paragraph is intended to apply only to a mutual agreement or settlement between the applicable Mortgage Loan Seller and the Master Servicer (in the case of Non-Specially Serviced Mortgage Loans) or the Special Servicer (in the case of Specially Serviced Mortgage Loans) on behalf of the Trust, provided, that (i) prior to any such agreement or settlement nothing in this paragraph shall preclude the Mortgage Loan Seller or the Master Servicer or the Special Servicer, as applicable, from exercising any of its rights related to a Defect or a Breach in the manner and timing set forth in the related Mortgage Loan Purchase Agreement or this Section 2.03 (excluding this paragraph) (including any right to cure, repurchase or substitute for such Mortgage Loan), (ii) such Loss of Value Payment shall not be greater than the Purchase Price of the affected Mortgage Loan; and (iii) a Defect or a Breach as a result of a Mortgage Loan not constituting a "qualified mortgage" within the meaning of Section 860G(a)(3) of the Code may not be cured by a Loss of Value Payment.

If any Breach pertains to a representation or warranty that the related Mortgage Loan documents or any particular Mortgage Loan document requires the related Mortgagor to bear the costs and expenses associated with any particular action or matter under such Mortgage Loan document(s), then the related Mortgage Loan Seller may cure such Breach within the applicable cure period (as the same may be extended) by reimbursing the Trust (by wire transfer of immediately available funds) for (i) the reasonable amount of any such costs and expenses incurred by the Master Servicer, the Special Servicer, the Certificate Administrator, the Trustee or the Trust that are incurred as a result of such Breach and have not been reimbursed by the related Mortgagor and (ii) the amount of any fees and reimbursable expenses of the Asset Representations Reviewer attributable to the Asset Review of such Mortgage Loan; provided, however, that in the event any such costs and expenses exceed $10,000, the related Mortgage Loan Seller shall have the option to either repurchase or substitute for the related Mortgage Loan as provided above or pay such costs and expenses. Except as provided in the proviso to the immediately preceding sentence, the related Mortgage Loan Seller shall remit the amount of such costs and expenses and upon its making such remittance, the related Mortgage Loan Seller shall be deemed to have cured such Breach in all respects. To the extent any fees or expenses that are the subject of a cure by the related Mortgage Loan Seller are subsequently obtained from the related Mortgagor, the portion of the cure payment made by the related Mortgage Loan Seller equal to such fees or expenses obtained from the related Mortgagor shall promptly be returned to the related Mortgage Loan Seller. Periodic Payments due with respect to each Qualified Substitute Mortgage Loan (if any) after the related Due Date in the month of substitution, and Periodic Payments due with respect to each Mortgage Loan being repurchased or replaced after the related Cut-off Date and received by the Master Servicer or the Special Servicer on behalf of the Trust on or prior to the related date of repurchase or substitution, shall be part of the Trust Fund. Periodic Payments due with respect to each Qualified Substitute Mortgage Loan (if any) on or prior to the related Due Date in the month of substitution, and Periodic Payments due with respect to each Mortgage Loan being repurchased or replaced and received by the Master Servicer or the Special Servicer on behalf of the Trust after the related date of repurchase or substitution, shall not be part of the Trust Fund and are to be remitted by the Master Servicer or the Special Servicer to the applicable Mortgage Loan Seller effecting the related repurchase or substitution promptly following receipt. Notwithstanding anything contained in this Agreement or the related Mortgage Loan Purchase Agreement, no delay in either the discovery of a Defect or Breach shall relieve the applicable Mortgage Loan Seller of its obligation to repurchase if it is otherwise required to do so under the related Mortgage Loan Purchase Agreement and/or this Article II unless (i) the related Mortgage Loan Seller did not otherwise discover or have knowledge of such Breach or Defect and (ii) such delay is a result of the failure by a party to the applicable Mortgage Loan Purchase Agreement, or this Agreement, to provide prompt notice as required by the terms of the applicable Mortgage Loan Purchase Agreement, or this Agreement, after such party has actual knowledge of such Defect or Breach (knowledge shall not be deemed to exist by reason of the Custodial Exception Report) and such delay precludes such Mortgage Loan Seller from curing such Defect or Breach. Notwithstanding the foregoing, with respect to any Defect or other matter relating to the Trust Subordinate Companion Loan which (i) causes the Trust Subordinate Companion Loan not to be a "qualified mortgage" (within the meaning of Section 860G(a)(3) of the Code, but without regard to the rule of Treasury Regulations Section 1.860G-2(f)(2) that causes a defective Trust Subordinate Companion Loan to be treated as a qualified mortgage) or (ii) would otherwise cause any Trust REMIC to fail to qualify as a REMIC, or result in the imposition of any tax on any Trust REMIC, following 90 days after (x) the applicable Mortgage Loan Seller's discovery of such Defect or Breach or (y) discovery of such Breach of Defect by any other party, provided that the related Mortgage Loan Seller receives prompt written notice thereof, if the same is not cured, then (i) the Custodian shall, upon receipt of a Request for Release from the Master Servicer, release or cause to be released to the Subordinate Loan-Specific Directing Certificateholder or any designee thereof, the Mortgage Note for the Trust Subordinate Companion Loan and the Custodian or the Trustee shall execute all assignments, endorsements and other instruments furnished to it by the Subordinate Loan-Specific Directing Certificateholder as shall be necessary to effectuate transfer of such Mortgage Note, (ii) the [LOAN-SPECIFIC] Trust Subordinate Companion Loan REMIC shall be liquidated in accordance with the procedures set forth in Section 9.02 and (iii) neither of the Master Servicer nor the Special Servicer shall have any further obligation to service the Trust Subordinate Companion Loan hereunder.

(c)   Subject to the applicable Mortgage Loan Seller's right to cure as contemplated above in this Section 2.03, and further subject to Section 2.01(b) and Section 2.01(c), any of the following will cause a document in the Mortgage File to be deemed to have a "Defect" and to be conclusively presumed to materially and adversely affect the interests of Certificateholders in a Mortgage Loan or Trust Subordinate Companion Loan (but solely with respect to clause (a)) and to be deemed to materially and adversely affect the interest of the Certificateholders in and the value of a Mortgage Loan or Trust Subordinate Companion Loan: (a) the absence from the Mortgage File of the original signed Mortgage Note, unless the Mortgage File contains a signed lost note affidavit and indemnity with a copy of the Mortgage Note that appears to be regular on its face; (b) the absence from the Mortgage File of the original signed Mortgage that appears to be regular on its face, unless there is included in the Mortgage File either a copy of the Mortgage with evidence of recording thereon or a copy of the Mortgage and a certificate from the related Mortgage Loan Seller stating that the original signed Mortgage was sent for recordation; (c) the absence from the Mortgage File of the item called for by clause (viii) of the definition of Mortgage File; (d) the absence from the Mortgage File of any intervening assignments required to create a complete chain of assignments to the Trustee on behalf of the Trust, unless there is included in the Mortgage File either a copy of the assignment with evidence of recording thereon or a copy of the intervening assignment and a certificate from the related Mortgage Loan Seller stating that the original intervening assignments were sent for filing or recordation, as applicable; (e) the absence from the Mortgage File of any required letter of credit (except as permitted under Section 2.01(b)); or (f) with respect to any related leasehold Mortgage Loan, the absence from the related Mortgage File of a copy (or an original, if available) of the related Ground Lease; provided, however, that no Defect (except the Defects previously described in subclauses (a) through (f) of this Section 2.03(c)) shall be considered to materially and adversely affect the value of the related Mortgage Loan, the value of the related Mortgaged Property or the interests of the Trustee or Certificateholders unless the document with respect to which the Defect exists is required in connection with an imminent enforcement of the mortgagee's rights or remedies under the related Mortgage Loan, defending any claim asserted by any Mortgagor or third party with respect to the related Mortgage Loan, establishing the validity or priority of any lien on any collateral securing the related Mortgage Loan or for any immediate significant servicing obligation; provided, further, that no Defect relating to the Non-Serviced Pari Passu Mortgage Loan previously described in subclauses (b) through (f) of this Section 2.03(c) shall be considered to materially and adversely affect the value of such Mortgage Loan, the value of the related Mortgaged Property or the interests of the Trustee or Certificateholders unless the related Mortgage Loan Seller, after receipt of notice of such Defect, is unable to produce a copy of the document with respect to which the Defect exists within a reasonable period after receiving such notice or otherwise establish that the original or copy, as applicable, of such document has been delivered, in compliance with the terms of the related Non-Serviced Pooling Agreement, to [NON-SERVICED CUSTODIAN], as custodian under the related Non-Serviced Pooling Agreement. Notwithstanding the foregoing, the delivery of executed escrow instructions or a binding commitment to issue a lender's title insurance policy, as provided in clause (viii) of the definition of Mortgage File herein, in lieu of the delivery of the actual policy of lender's title insurance, shall not be considered a Defect or Breach with respect to any Mortgage File if such actual policy is delivered to the Custodian not later than eighteen (18) months following the Closing Date. Notwithstanding the foregoing, to the extent a Mortgage Loan Seller has otherwise complied with its document delivery requirements under this Agreement and the related Mortgage Loan Purchase Agreement, in the event that the Custodian has acknowledged receipt pursuant to Section 2.02 above of a document that is part of the Mortgage File or a Mortgage Loan Seller can otherwise prove delivery of the document, and the Custodian subsequently loses a document, the fact that such document is lost may not be utilized as the basis for a claim of a Defect against a Mortgage Loan Seller pursuant to Section 5.3 of the related Mortgage Loan Purchase Agreement and/or this Section 2.03 and the Custodian shall be liable for any such loss to the extent provided for in Section 8.01 hereof.

(d) In connection with any repurchase of, or substitution of a Qualified Substitute Mortgage Loan for a Mortgage Loan or a repurchase of a Trust Subordinate Companion Loan contemplated by this Section 2.03, the Trustee, the Certificate Administrator, the Custodian, the Master Servicer and the Special Servicer shall each tender to the applicable Mortgage Loan Seller, upon delivery to each of the Trustee, the Certificate Administrator, the Custodian, the Master Servicer and the Special Servicer of a trust receipt executed by the

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applicable Mortgage Loan Seller evidencing such repurchase or substitution, all portions of the Mortgage File and other documents pertaining to such Mortgage Loan or Trust Subordinate Companion Loan possessed by each of the Trustee, the Certificate Administrator, the Custodian, the Master Servicer and the Special Servicer (other than attorney-client communications that are privileged communications), and each document that constitutes a part of the Mortgage File that was endorsed or assigned to the Trustee shall be endorsed or assigned, as the case may be to the applicable Mortgage Loan Seller in the same manner as provided in Section 5 of the related Mortgage Loan Purchase Agreement and, if applicable, the definition of "Mortgage File" herein, so as to vest in such Mortgage Loan Seller the legal and beneficial ownership of such repurchased or substituted Mortgage Loan or Trust Subordinate Companion Loan (including property acquired in respect thereof and proceeds of any insurance policy with respect thereto) and the related Mortgage Loan documents.

(e) Section 5.3 of each of the Mortgage Loan Purchase Agreements provides the sole remedy available to the Certificateholders (subject to the limitations on the rights of the Certificateholders under this Agreement), or the Trustee on behalf of the Certificateholders, the Master Servicer or the Special Servicer, with respect to any Defect in a Mortgage File or any Breach of any representation or warranty with respect to a Mortgage Loan or Trust Subordinate Companion Loan set forth in or required to be made pursuant to Section 5 of any of the Mortgage Loan Purchase Agreements[; provided, however, that the foregoing shall in no way limit the ability of the Master Servicer, Special Servicer or Trustee to take any action against [REPURCHASE GUARANTOR ENTITIES], to the extent provided for pursuant to the related Mortgage Loan Purchase Agreement, including, without limitation, pursuant to Sections 17 and 18 thereof].

(f) The Master Servicer (in the case of Non-Specially Serviced Mortgage Loans) or the Special Servicer (in the case of Specially Serviced Mortgage Loans) shall, for the benefit of the Certificateholders and the Trustee (as holder of the Lower-Tier Regular Interests), enforce the obligations of the applicable Mortgage Loan Seller under the applicable Mortgage Loan Purchase Agreement. Such enforcement, including, without limitation, the legal prosecution of claims, if any, shall be carried out in such form, to such extent and at such time as the Master Servicer or the Special Servicer would require were it, in its individual capacity, the owner of the affected Mortgage Loan(s) or Trust Subordinate Companion Loan. Any costs incurred by the Master Servicer or the Special Servicer with respect to the enforcement of the obligations of the applicable Mortgage Loan Seller under the applicable Mortgage Loan Purchase Agreement shall, to the extent not recovered from the applicable Mortgage Loan Seller, be deemed to be Servicing Advances to the extent not otherwise provided for herein. The Master Servicer or the Special Servicer, as applicable, shall be reimbursed for the reasonable costs of such enforcement: *first*, from a specific recovery, if any, of costs, expenses or attorneys' fees against the applicable Mortgage Loan Seller; *second*, pursuant to Section 3.05(a)(vii) herein out of the related Purchase Price, to the extent that such expenses are a specific component thereof; and *third*, if at the conclusion of such enforcement action it is determined that the amounts described in clauses *first* and *second* are insufficient, then pursuant to Section 3.05(a)(viii) herein out of general collections on the Mortgage Loans on deposit in the Collection Account. Any costs, expenses or attorneys' fees related to a repurchase of a Companion Loan shall be paid pursuant to the related Intercreditor Agreement or pursuant to the documents related to an Other Securitization, if applicable.

(g)   If a Mortgage Loan Seller incurs any expense in connection with the curing of a Breach, which also constitutes a default under the related Mortgage Loan and is reimbursable thereunder, such Mortgage Loan Seller shall have a right, and shall be subrogated to the rights of the Trustee and the Trust under the Mortgage Loan to recover the amount of such expenses from the related Mortgagor; provided, however, that such Mortgage Loan Seller's rights pursuant to this Section 2.03(g) shall be junior, subject and subordinate to the rights of the Trustee, the Certificate Administrator, the Trust, the Master Servicer and the Special Servicer to recover amounts owed by the related Mortgagor under the terms of such Mortgage Loan including, without limitation, the rights to recover unreimbursed Advances, accrued and unpaid interest on Advances at the Reimbursement Rate, fees owed to the Special Servicer, and unpaid or unreimbursed expenses of the Trustee, the Certificate Administrator, the Trust, the Master Servicer or the Special Servicer allocable to such Mortgage Loan. The Master Servicer or, with respect to a Specially Serviced Mortgage Loan, the Special Servicer, shall use reasonable efforts to recover such expenses for such Mortgage Loan Seller to the extent consistent with the Servicing Standard, but taking into account the subordinate nature of the reimbursement to the related Mortgage Loan Seller; provided, however, that the Master Servicer or, with respect to a Specially Serviced Mortgage Loan, the Special Servicer, determines in the exercise of its sole discretion consistent with the Servicing Standard that such actions by it will not impair the Master Servicer's and/or the Special Servicer's collection or recovery of principal, interest and other sums due with respect to the related Mortgage Loan that would otherwise be payable to the Master Servicer, the Special Servicer, the Trustee, the Certificate Administrator and the Certificateholders pursuant to the terms of this Agreement; provided, further, that the Master Servicer or, with respect to a Specially Serviced Mortgage Loan, the Special Servicer, may waive the collection of amounts due on behalf of such Mortgage Loan Seller in its sole discretion in accordance with the Servicing Standard.

(h)   If (i) any Crossed Underlying Loan is required to be repurchased or substituted for in the manner described in this Section 2.03 and (ii) the applicable Defect or Breach does not constitute a Defect or Breach, as the case may be, as to any other Crossed Underlying Loan in the related Crossed Mortgage Loan Group (without regard to this paragraph), then the applicable Defect or Breach, as the case may be, will be deemed to constitute a Defect or Breach, as the case may be, as to any other Crossed Underlying Loan in the related Crossed Mortgage Loan Group for purposes of this paragraph, and the related Mortgage Loan Seller will be required to repurchase or substitute for such other Crossed Underlying Loan(s) in the related Crossed Mortgage Loan Group as provided in Section 2.03(b) unless such other Crossed Underlying Loans satisfy the Crossed Underlying Loan Repurchase Criteria. In the event that the remaining Crossed Underlying Loans in such Crossed Mortgage Loan Group satisfy the aforementioned criteria, the applicable Mortgage Loan Seller may elect either to repurchase or substitute for only the affected Crossed Underlying Loan(s) as to which the related Breach or Defect exists or to repurchase or substitute for all of the Crossed Underlying Loans in the related Crossed Mortgage Loan Group. Any reserve or other cash collateral or letters of credit securing the Crossed Underlying Loans shall be allocated among the related Crossed Underlying Loans in accordance with the related Mortgage Loan documents or otherwise on a *pro rata* basis based upon their outstanding Stated Principal Balances. Except as provided in this Section 2.03(h) and Section 2.03(i), all other terms of the related Mortgage Loans shall remain in full force and effect without any modification thereof.

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(i)   Notwithstanding the foregoing, if the related Mortgage provides for the partial release of one or more of the Crossed Underlying Loans, the Depositor may cause the related Mortgage Loan Seller to repurchase only that Crossed Underlying Loan required to be repurchased pursuant to this Section 2.03, pursuant to the partial release provisions of the related Mortgage; provided, however, that (i) the remaining related Crossed Underlying Loan(s) fully comply with the terms and conditions of the related Mortgage, this Agreement and the related Mortgage Loan Purchase Agreement, including the Crossed Underlying Loan Repurchase Criteria, (ii) in connection with such partial release, the related Mortgage Loan Seller obtains an Opinion of Counsel (at such Mortgage Loan Seller's expense) to the effect that the contemplated action will not cause any Trust REMIC to fail to qualify as a REMIC, or result in the imposition of any tax on any Trust REMIC and (iii) in connection with such partial release, the related Mortgage Loan Seller delivers or causes to be delivered to the Custodian original modifications to the Mortgage prepared and executed in connection with such partial release.

(j)   With respect to any Crossed Underlying Loan, to the extent that the applicable Mortgage Loan Seller is required to repurchase or substitute for such Crossed Underlying Loan in the manner prescribed in Section 2.03(g) while the Trustee continues to hold any other Crossed Underlying Loans in the related Crossed Mortgage Loan Group, the applicable Mortgage Loan Seller and the Master Servicer or, with respect to a Specially Serviced Mortgage Loan, the Special Servicer, on behalf of the Trustee, as assignee of the Depositor, will, as set forth in the related Mortgage Loan Purchase Agreement, forbear from enforcing any remedies against the other's Primary Collateral but each will be permitted to exercise remedies against the Primary Collateral securing its respective related Mortgage Loans, including with respect to the Trustee, the Primary Collateral securing the Mortgage Loans still held by the Trustee, so long as such exercise does not materially impair the ability of the other party to exercise its remedies against its Primary Collateral. If the exercise of the remedies by one party would materially impair the ability of the other party to exercise its remedies with respect to the Primary Collateral securing the Crossed Underlying Loans held by such party, then both parties have agreed in the related Mortgage Loan Purchase Agreement to forbear from exercising such remedies until the Mortgage Loan documents evidencing and securing the relevant Mortgage Loan can be modified in a manner that complies with the related Mortgage Loan Purchase Agreement to remove the threat of material impairment as a result of the exercise of remedies.

(k)   (i) In the event an Initial Requesting Certificateholder delivers a written request to the Special Servicer that a Mortgage Loan be repurchased by the applicable Mortgage Loan Seller alleging the existence of a Defect or Breach with respect to such Mortgage Loan and setting forth the basis for such allegation (a "Repurchase Request"), the Special Servicer shall promptly forward that Repurchase Request to the related Mortgage Loan Seller and each other party to this Agreement. Subject to Section 2.03(l), the Special Servicer shall be the Enforcing Party with respect to the Repurchase Request. In the event the Repurchase Request is not Resolved within 180 days after the Mortgage Loan Seller receives the Repurchase Request (a "Resolution Failure"), then the provisions described in Section 2.03(l)(i) below shall apply. Receipt of the Repurchase Request shall be deemed to occur two Business Days after the Special Servicer sends the Repurchase Request to the related Mortgage Loan Seller.

(ii)   In the event that a party to this Agreement identifies a Defect or Breach with respect to a Mortgage Loan, that party shall deliver prompt written notice of such

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Defect or Breach to each other party to this Agreement identifying the applicable Mortgage Loan and setting forth the basis for such allegation. The Special Servicer shall promptly forward the Repurchase Request to the related Mortgage Loan Seller and each other party to this Agreement. The Special Servicer shall act as the Enforcing Party and enforce the rights of the Trust against the related Mortgage Loan Seller with respect to the Repurchase Request. However, if a Resolution Failure occurs with respect to the Repurchase Request, the provisions described in Section 2.03(l)(i) below shall apply.

(l)   (i) After a Resolution Failure occurs with respect to a Repurchase Request regarding a Mortgage Loan (whether the Repurchase Request was initiated by an Initial Requesting Certificateholder or by a party to this Agreement), the Special Servicer will be required to send a notice (a "Proposed Course of Action Notice") to the Initial Requesting Certificateholder, if any, to the address specified in the Initial Requesting Certificateholder's Repurchase Request, and to all other Certificateholders and Certificate Owners (by posting such notice on the Certificate Administrator's Website) indicating the Special Servicer's intended course of action with respect to the Repurchase Request. If (a) the Special Servicer's intended course of action with respect to the Repurchase Request does not involve pursuing further action to exercise rights against the applicable Mortgage Loan Seller with respect to the Repurchase Request and the Initial Requesting Certificateholder, if any, or any other Certificateholder or Certificate Owner wishes to exercise its right to refer the matter to mediation (including nonbinding arbitration) or arbitration, or (b) the Special Servicer's intended course of action is to pursue further action to exercise rights against the applicable Mortgage Loan Seller with respect to the Repurchase Request but the Initial Requesting Certificateholder, if any, or any other Certificateholder or Certificate Owner does not agree with the dispute resolution method selected by the Special Servicer, then the Initial Requesting Certificateholder, if any, or such other Certificateholder or Certificate Owner may deliver to the Special Servicer a written notice (a "Preliminary Dispute Resolution Election Notice") within 30 days from the date of the Proposed Course of Action Notice (the "Dispute Resolution Cut-off Date") indicating its intent to exercise its right to refer the matter to either mediation or arbitration.

(ii)   If neither the Initial Repurchasing Certificateholder, if any, nor any other Certificateholder or Certificate Owner delivers a Preliminary Dispute Resolution Election Notice prior to the Dispute Resolution Cut-off Date, no Certificateholder or Certificate Owner shall have the right to refer the Repurchase Request to mediation or arbitration, and the Special Servicer, as the Enforcing Party, shall be the sole party entitled to enforce the Trust's rights against the related Mortgage Loan Seller, subject to any consent or consultation rights of the Directing Certificateholder pursuant to Section 6.08.

(iii)   [Promptly and in any event within [__] Business Days following receipt of a Preliminary Dispute Resolution Election Notice from (a) the Initial Requesting Certificateholder, if any, or (b) any other Certificateholder or Certificate Owner (each of clauses (a) or (b), a "Requesting Certificateholder"), the Special Servicer will be required to consult with each Requesting Certificateholder regarding such Requesting Certificateholder's intention to elect either mediation (including nonbinding arbitration) or arbitration as the dispute resolution method with respect to the Repurchase Request (the "Dispute Resolution Consultation") so that such Requesting Certificateholder may consider the views of the Special Servicer as to the claims underlying the Repurchase

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Request and possible dispute resolution methods, such discussions to occur and be completed no later than [at least 10] Business Days following receipt of a Preliminary Dispute Resolution Election Notice. The Special Servicer shall be entitled to establish procedures the Special Servicer deems in good faith to be appropriate relating to the timing and extent of such consultations.] No later than [at least 5] Business Days after completion of the Dispute Resolution Consultation, a Requesting Certificateholder may provide a final notice to the Special Servicer indicating its decision to exercise its right to refer the matter to either mediation or arbitration ("Final Dispute Resolution Election Notice").

(iv)   If, following the Dispute Resolution Consultation, no Requesting Certificateholder timely delivers a Final Dispute Resolution Election Notice to the Special Servicer, then the Special Servicer will continue to act as the Enforcing Party and remain obligated under this Agreement to enforce the rights of the Trust with respect to the Repurchase Request and no Certificateholder or Certificate Owner will have any further right to elect to refer the matter to mediation or arbitration.

(v)   If a Requesting Certificateholder timely delivers a Final Dispute Resolution Election Notice to the Special Servicer, then such Requesting Certificateholder shall become the Enforcing Party and must promptly submit the matter to mediation (including nonbinding arbitration) or arbitration. If there are more than one Requesting Certificateholder that timely deliver a Final Dispute Resolution Election Notice, then such Requesting Certificateholders will collectively become the Enforcing Party, and the holder or holders of a majority of the Voting Rights among such Requesting Certificateholders will be entitled to make all decisions relating to the mediation or arbitration. If, however, no Requesting Certificateholder commences arbitration or mediation pursuant to the terms of this Agreement within [at least 30] days after delivery of its Final Dispute Resolution Election Notice to the Special Servicer, then (i) the rights of a Requesting Certificateholder to act as the Enforcing Party shall terminate and no Certificateholder or Certificate Owner shall have any further right to elect to refer the matter to mediation or arbitration, (ii) if the Proposed Course of Action Notice indicated that the Special Servicer shall take no further action with respect to the Repurchase Request, then the related Defect or Breach shall be deemed waived for all purposes under this Agreement and the related Mortgage Loan Purchase Agreement, and (iii) if the Proposed Course of Action Notice had indicated a course of action other than the course of action under clause (ii), then the Special Servicer shall again become the Enforcing Party and, as such, shall be the sole party entitled to enforce the Trust's rights against the related Mortgage Loan Seller.

(vi)   Notwithstanding the foregoing, the dispute resolution provisions described above under this Section 2.03(l) will not apply, and the Special Servicer shall remain the Enforcing Party, if the Special Servicer has commenced litigation with respect to the Repurchase Request, or determines in accordance with the Servicing Standard that it is in the best interest of Certificateholders to commence litigation with respect to the Repurchase Request to avoid the running of any applicable statute of limitations.

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(vii)   In the event a Requesting Certificateholder becomes the Enforcing Party, the Special Servicer, on behalf of the Trust, shall remain a party to any proceedings against the related Mortgage Loan Seller.

(m)   If the Enforcing Party selects mediation (including nonbinding arbitration), the following provisions shall apply:

(i)   The mediation shall be administered by a nationally recognized mediation services provider selected by the related Mortgage Loan Seller in accordance with published mediation procedures (the "Mediation Rules") promulgated by a nationally recognized mediation services provider selected by the Mortgage Loan Seller.

(ii)   The mediator shall be impartial, [an attorney admitted to practice in the State of New York] and have at least [__] years of experience in commercial litigation, and if possible, commercial real estate finance or commercial mortgage-backed securitization matters and who will be appointed from a list of neutrals maintained by [MEDIATOR]. Upon being supplied a list of at least ten potential mediators by [MEDIATOR] each party will have the right to exercise two peremptory challenges within [14] days and to rank the remaining potential mediators in order of preference. [MEDIATOR] shall select the mediator from the remaining attorneys on the list respecting the preference choices of the parties to the extent possible.

(iii)   The parties shall use commercially reasonable efforts to conduct an organizational conference to begin the mediation within [10] Business Days of the selection of the mediator and to conclude the mediation within [60] days thereafter.

(iv)   The expenses of any mediation will be allocated among the parties to the mediation, as mutually agreed by the parties as part of the mediation.

(n)   If the Enforcing Party selects third-party arbitration, the following provisions will apply:

(i)   The arbitration shall be administered by a nationally recognized arbitration services provider selected by the related Mortgage Loan Seller in accordance with published arbitration procedures (the "Arbitration Rules") promulgated by a nationally recognized arbitration services provider selected by the Mortgage Loan Seller.

(ii)   The arbitrator shall be impartial, [an attorney admitted to practice in the State of New York] and have at least [__] years of experience in commercial litigation, and if possible, commercial real estate finance or commercial mortgage-backed securitization matters and who will be appointed from a list of neutrals maintained by [ARBITRATOR]. Upon being supplied a list of at least ten potential arbitrators by [ARBITRATOR] each party will have the right to exercise two peremptory challenges within [14] days and to rank the remaining potential arbitrators in order of preference. [ARBITRATOR] will select the arbitrator from the remaining attorneys on the list respecting the preference choices of the parties to the extent possible.]

(iii)   Prior to accepting an appointment, the arbitrator must promptly disclose any circumstances likely to create a reasonable inference of bias or conflict of interest or likely to preclude completion of the hearings within the prescribed time schedule.

(iv)   After consulting with the parties at an organizational conference held not later than 10 Business Days after its appointment, the arbitrator shall devise procedures and deadlines for the arbitration, to the extent not already agreed to by the parties, with the goal of expediting the proceeding and completing the arbitration within [120] days. The arbitrator shall have the authority to schedule, hear, and determine any and all motions, including dispositive and discovery motions, in accordance with the Federal Rules of Civil Procedure for non-jury matters (the "Rules") (including summary judgment and other prehearing and post hearing motions), and will do so by reasoned decision on the motion of any party to the arbitration.

(v)   [Notwithstanding whatever other discovery may be available under the Rules, unless otherwise agreed by the parties, each party to the arbitration will be presumptively limited to the following discovery in the arbitration: [(A) the parties shall reasonably and in good faith voluntarily produce to all other parties all documents upon which they intend to rely and all documents they reasonably and in good faith believe to be relevant to the claims or defenses asserted by any of the parties, (B) party witness depositions (excluding Rule 30b-6 witnesses), and (C) expert witness depositions,] provided, that the arbitrator shall have the ability to grant the parties, or either of them, additional discovery to the extent that the arbitrator determines good cause is shown that such additional discovery is reasonable and necessary.]

(vi)   The arbitrator shall make its final determination no later than [30] days after the conclusion of the hearings and submission of any post-hearing submissions. The arbitrator shall resolve the dispute in accordance with the terms of the related Mortgage Loan Purchase Agreement and this Agreement, and may not modify or change those agreements in any way or award remedies not consistent with those agreements. The arbitrator will not have the power to award punitive damages or consequential damages in any arbitration conducted by them. Interest on any monetary award shall bear interest from the date the Election Notice at the annual rate of [_____]. In its final determination, the arbitrator shall determine and award the costs of the arbitration (including the fees of the arbitrator, cost of any record or transcript of the arbitration, and administrative fees) and shall award reasonable attorneys' fees to the parties to the arbitration as determined by the arbitrator in its reasonable discretion. The determination of the arbitrator shall be by a reasoned decision in writing and counterpart copies will be promptly delivered to the parties. The final determination of the arbitrator shall be final and non-appealable, except for actions to confirm or vacate the determination permitted under federal or state law, and may be enforced in any court of competent jurisdiction.

(vii)   By selecting arbitration, the selecting party is giving up the right to sue in court, including the right to a trial by jury.

(viii)   No person may bring a putative or certificated class action to arbitration.

(o)   The following provisions will apply to both mediation and third-party arbitration:

(i)   Any mediation or arbitration will be held in New York, New York unless another location is agreed by all parties;

(ii)   If the dispute involves a matter that cannot effectively be remedied by the payment of damages, or if there be any dispute relating to arbitration or the arbitrators that cannot be resolved promptly by the arbitrators or [NATIONALLY RECOGNIZED ARBITRATION SERVICES PROVIDER], then any party in such instance may during the pendency of the arbitration proceedings seek temporary equitable remedies, pending the final decision of the arbitration panel, solely by application in the Southern District if such Court shall have subject matter jurisdiction, or if the Southern District has no jurisdiction, then it the Supreme Court of the State of New York for the County of New York. The arbitration proceedings shall not be stayed unless so ordered by the court.

(iii)   The details and/or existence of any Repurchase Request, any informal meetings, mediations or arbitration proceedings conducted under this Section 2.03, including all offers, promises, conduct and statements, whether oral or written, made in the course of the parties' attempt to informally resolve any Repurchase Request, will be confidential, privileged and inadmissible for any purpose, including impeachment, in any mediation, arbitration or litigation, or other proceeding (including any proceeding under this Section 2.03). Such information will be kept strictly confidential and will not be disclosed or shared with any third party (other than a party's attorneys, experts, accountants and other agents and representatives, as reasonably required in connection with any resolution procedure under this Section 2.03), except as otherwise required by law, regulatory requirement or court order. If any party to a resolution procedure receives a subpoena or other request for information from a third party (other than a governmental regulatory body) for such confidential information, the recipient will promptly notify the other party to the resolution procedure and will provide the other party with a reasonable opportunity to object to the production of its confidential information.

(iv)   [In the event a Requesting Certificateholder is the Enforcing Party, the agreement with the arbitrator or mediator, as the case may be, shall be required to contain an acknowledgment that the Trust, or the Special Servicer acting on its behalf, shall be a party to any arbitration or mediation proceeding solely for the purpose of being the beneficiary of any award in favor of the Enforcing Party.] All amounts recovered by the Enforcing Party shall be paid to the Trust, or the Special Servicer on its behalf, and deposited in the Collection Account. The agreement with the arbitrator or mediator, as the case may be, will provide that in the event a Requesting Certificateholder is allocated any related costs and expenses pursuant to the terms of the arbitrator's decision or the agreement reached in mediation, neither the Trust nor the Special Servicer acting on its behalf shall be responsible for any such costs and expenses allocated to the Requesting Certificateholder.

(v)   In the event a Requesting Certificateholder is the Enforcing Party, the Requesting Certificateholder to pay any expenses allocated to the Enforcing Party in the arbitration proceedings or any expenses that the Enforcing Party agrees to bear in the mediation proceedings.

(vi)   The Trust (or the Special Servicer, the Trustee or the Master Servicer, acting on its behalf), the Depositor or any Mortgage Loan Seller shall be permitted to redact any personally identifiable customer information included in any information provided for purposes of any mediation or arbitration. Each party to the proceedings shall be required to agree to keep confidential the details related to the Repurchase Request and the dispute resolution identified in connection with such procedures; provided, however, that the Certificateholders shall be permitted to communicate prior to the commencement of any such proceedings to the extent provided in Section 5.06.

(vii)   For the avoidance of doubt, in no event shall the exercise of any right of a Requesting Certificateholder to refer a Repurchase Request to mediation or arbitration affect in any manner the ability of the Special Servicer to perform its obligations with respect to a Specially Serviced Loan or the exercise of any rights of a Directing Certificateholder

Section 2.04   Execution of Certificates; Issuance of Lower-Tier Regular Interests. (a) The Trustee hereby acknowledges the assignment to it of the Mortgage Loans and the Trust Subordinate Companion Loan and, subject to Section 2.01 and 2.02, the delivery to the Custodian of the Mortgage Files and a fully executed original counterpart of each of the Mortgage Loan Purchase Agreements, together with the assignment to it of all of the other assets included in the [LOAN-SPECIFIC] Trust Subordinate Companion Loan REMIC, the Lower Tier REMIC and the Grantor Trust. Concurrently with such assignment and delivery, and in exchange for the Mortgage Loans (other than Excess Interest) and the Trust Subordinate Companion Loan and the other assets comprising the [LOAN-SPECIFIC] Trust Subordinate Companion Loan REMIC and the Lower Tier REMIC, receipt of which is hereby acknowledged, the Trustee (i) acknowledges the issuance of the Class [LOAN-SPECIFIC] Certificates and the [LOAN-SPECIFIC]-R Interest to the Depositor in exchange for the assets comprising the [LOAN-SPECIFIC] Trust Subordinate Companion Loan REMIC; (ii) acknowledges the issuance of the Lower-Tier Regular Interests and the Class LR Interest to the Depositor; (iii) acknowledges the creation of the Grantor Trust (as described in Section 2.05 below); (iv) acknowledges the contribution by the Depositor of the Lower-Tier Regular Interests to the Upper Tier REMIC; and (v) immediately thereafter, in exchange for the Lower-Tier Regular Interests (and together with, in the case of the Class [LOAN-SPECIFIC] Certificates, the Depositor's interest in the [LOAN-SPECIFIC] Trust Subordinate Companion Loan REMIC and, in the case of the Class [ARD] Certificates, the Depositor's interest in the Grantor Trust), the Trustee acknowledges that it has caused the Certificate Administrator to issue the Class UR Interest and has caused the Certificate Registrar to execute and caused the Authenticating Agent to authenticate and to deliver to or upon the order of the Depositor, the Regular Certificates, the Class [ARD] Certificates, the Class [LOAN-SPECIFIC] Certificates and the Class [R] Certificates, and the Depositor hereby acknowledges the receipt by it or its designees, of such Certificates in authorized Denominations evidencing the entire beneficial ownership of the Upper Tier REMIC (and additionally, (x) in the case of the Class [LOAN-SPECIFIC]

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Certificates (and the [LOAN-SPECIFIC]-R Interest), the beneficial ownership of the [LOAN-SPECIFIC] Trust Subordinate Companion Loan REMIC, (y) in the case of the Class [ARD] Certificates, the beneficial ownership of the respective portion of the Grantor Trust, and (z) in the case of the Class [R] Certificates, the [LOAN-SPECIFIC] R Interest, the Class LR Interest and the Class UR Interest); and (vi) the Trustee acknowledges that it has caused the Certificate Administrator to issue the Class [EC] Certificates and has caused the Certificate Registrar to execute and cause the Authenticating Agent to deliver to or upon the order of the Depositor such Certificates, and the Depositor hereby acknowledges the receipt by it, or its designees, of such Certificates in authorized denominations, evidencing beneficial ownership of the respective portion of the Grantor Trust.

Section 2.05   Creation of the Grantor Trust. The Class [ARD] Certificates are hereby designated as undivided beneficial interests in the portion of the Trust Fund consisting of Excess Interest and the Excess Interest Distribution Account and proceeds thereof and the Class [EC] Certificates are hereby designated as undivided beneficial interests in the portion of the Trust Fund consisting of the uncertificated regular interests in the Upper-Tier REMIC represented by any Exchangeable Certificates that have been exchanged and converted for the Class [EC] Certificates and the Class [EC] Distribution Account, which portions shall be treated as a grantor trust within the meaning of subpart E, part I of subchapter J of the Code. For federal income tax purposes, the regular interests in the Upper-Tier REMIC represented by the classes of Exchangeable Certificates (or portions thereof) that have been exchanged for Class [EC] Certificates shall be deemed to continue to be outstanding and represented by the Class [EC] Certificates, and upon a reconversion of Class [EC] Certificates for Exchangeable Certificates, shall again be deemed to be represented by such Exchangeable Certificates.

[End of Article II]

ARTICLE III

ADMINISTRATION AND
SERVICING OF THE TRUST FUND

Section 3.01   The Master Servicer to Act as Master Servicer; Special Servicer to Act as Special Servicer; Administration of the Mortgage Loans, the Serviced Companion Loans, the Trust Subordinate Companion Loan and REO Properties. (a) Each of the Master Servicer and Special Servicer shall diligently service and administer the Mortgage Loans (other than any Non-Serviced Mortgage Loan), any related Serviced Companion Loans and the REO Properties (other than any REO Property related to a Non-Serviced Mortgage Loan) it is obligated to service in accordance with applicable law, this Agreement and the Mortgage Loan documents on behalf of the Trust and in the best interests of and for the benefit of the Certificateholders and, (i) in the case of the Serviced Companion Loans, the Companion Holders and the Trustee (as holder of the Lower-Tier Regular Interests) and (ii) in the case of the Trust Subordinate Companion Loan, the Holders of the Class [LOAN-SPECIFIC] Certificates and the Trustee, in each case, as a collective whole, taking into account the subordinate or *pari passu* nature of such Companion Loans or Trust Subordinate Companion Loan, as the case may be (as determined by the Master Servicer or Special Servicer, as the case may be, in its reasonable judgment), in accordance with applicable law, the terms of this Agreement (and, with respect to each Serviced

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Whole Loan, Trust Subordinate Companion Loan, Trust AB Whole Loan or any Mortgage Loan with related mezzanine debt, the related Intercreditor Agreement) and the terms of the respective Mortgage Loans and, if applicable, the related Companion Loan or Trust Subordinate Companion Loan, as the case may be, taking into account the subordinate or *pari passu* nature of the Companion Loan or Trust Subordinate Companion Loan, as the case may be. With respect to each Serviced Whole Loan or Trust AB Whole Loan, in the event of a conflict between this Agreement and the related Intercreditor Agreement, the related Intercreditor Agreement shall control; <u>provided</u> that in no event shall the Master Servicer or the Special Servicer, as the case may be, take any action or omit to take any action in accordance with the terms of any Intercreditor Agreement that would cause the Master Servicer or the Special Servicer, as the case may be, to violate the Servicing Standard or the REMIC Provisions. To the extent consistent with the foregoing, the Master Servicer and the Special Servicer shall service the Mortgage Loans (other than any Non-Serviced Mortgage Loan), the Serviced Companion Loans and the Trust Subordinate Companion Loan in accordance with the higher of the following standards of care: (1) in the same manner in which, and with the same care, skill, prudence and diligence with which the Master Servicer or the Special Servicer, as the case may be, services and administers similar Mortgage Loans for other third party portfolios and (2) the same care, skill, prudence and diligence with which the Master Servicer or the Special Servicer, as the case may be, services and administers similar Mortgage Loans owned by the Master Servicer or the Special Servicer, as the case may be, with a view to the (A) the timely recovery of all payments or principal and interest under the Mortgage Loans or Serviced Whole Loans or (B) in the case of a Specially Serviced Mortgage Loan or an REO Property, maximization of timely recovery of principal and interest on a net present value basis on such Mortgage Loans and any related Serviced Companion Loans, and the best interests of the Trust and the Certificateholders (as a collective whole as if such Certificateholders constituted a single lender) (and in the case of any Whole Loan, the best interests of the Trust, the Certificateholders and any related Companion Holder (as a collective whole as if such Certificateholders and the holder or holders of the related Companion Loan constituted a single lender), taking into account the subordinate or *pari passu* nature of the related Companion Loan), as determined by the Master Servicer or the Special Servicer, as the case may be, in its reasonable judgment, in either case giving due consideration to the customary and usual standards of practice of prudent institutional commercial, multifamily and manufactured housing community mortgage loan servicers, but without regard to any conflict of interest arising from: (i) any relationship that the Master Servicer, the Special Servicer or any Affiliate of the Master Servicer or the Special Servicer may have with any Mortgagor or any Affiliate of such Mortgagor, any Mortgage Loan Seller or any other parties to this Agreement; (ii) the ownership of any Certificate, Companion Loan, mezzanine loan, or subordinate debt relating to a Mortgage Loan by the Master Servicer, the Special Servicer or any Affiliate of the Master Servicer or the Special Servicer, as applicable; (iii) the obligation, if any, of the Master Servicer to make Advances; (iv) the right of the Master Servicer's or the Special Servicer's, as the case may be, or any of its affiliates to receive compensation for its services and reimbursement for its costs hereunder or with respect to any particular transaction; (v) the ownership, servicing or management for others of (a) the Non-Serviced Mortgage Loan and the Non-Serviced Companion Loan or (b) any other mortgage loans, subordinate debt, mezzanine loans or properties not covered by this Agreement or held by the Trust by the Master Servicer or the Special Servicer, as the case may be, or any of its affiliates; (vi) any debt that the Master Servicer or the Special Servicer, as the case may be, or any of its affiliates, has extended to any

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underlying borrower or an affiliate of any Mortgagor (including, without limitation, any mezzanine financing); (vii) any option to purchase any Mortgage Loan or the related Companion Loan the Master Servicer or the Special Servicer, as the case may be, or any of its affiliates, may have; and (viii) any obligation of the Master Servicer or the Special Servicer, or one of their respective affiliates, to repurchase or substitute for a Mortgage Loan as a Mortgage Loan Seller (if the Master Servicer or the Special Servicer or one of their respective affiliates is a Mortgage Loan Seller) (the foregoing, collectively referred to as the "Servicing Standard").

The Master Servicer and the Special Servicer shall act in accordance with the Servicing Standard with respect to any action required to be taken regarding the Non-Serviced Mortgage Loans pursuant to their obligations under this Agreement.

Without limiting the foregoing, subject to Section 3.19, the Special Servicer shall be obligated to service and administer (i) any Mortgage Loans (other than the Non-Serviced Mortgage Loans), any related Serviced Companion Loans and Trust Subordinate Companion Loan as to which a Servicing Transfer Event has occurred and is continuing (each, a "Specially Serviced Mortgage Loan") or as otherwise provided herein with respect to Non-Specially Serviced Mortgage Loans in connection with any Major Decision and (ii) any REO Properties (other than the Non-Serviced Mortgaged Properties); provided that the Master Servicer shall continue to receive payments and make all calculations, and prepare, or cause to be prepared, all reports, required hereunder with respect to the Specially Serviced Mortgage Loans, except for the reports specified herein as prepared by the Special Servicer, as if no Servicing Transfer Event had occurred and with respect to the REO Properties (and the related REO Loans) as if no REO Acquisition had occurred, and to render such services with respect to such Specially Serviced Mortgage Loans and REO Properties as are specifically provided for herein; provided, further, however, that the Master Servicer shall not be liable for failure to comply with such duties insofar as such failure results from a failure of the Special Servicer to provide sufficient information to the Master Servicer to comply with such duties or failure by the Special Servicer to otherwise comply with its obligations hereunder. The Master Servicer, in its capacity as Master Servicer, will not have any responsibility for the performance by the Special Servicer, in its capacity as Special Servicer, of its duties under this Agreement. The Special Servicer, in its capacity as Special Servicer, will not have any responsibility for the performance by the Master Servicer, in its capacity as Master Servicer, of its duties under this Agreement. Each Mortgage Loan, any related Serviced Companion Loan or Trust Subordinate Companion Loan, as applicable, that becomes a Specially Serviced Mortgage Loan shall continue as such until satisfaction of the conditions specified in Section 3.19(a). Without limiting the foregoing, subject to (i) the processing of any Major Decision by the Special Servicer in accordance with the terms of this Agreement and (ii) Section 3.19, the Master Servicer shall be obligated to service and administer any Non-Specially Serviced Mortgage Loan, any related Serviced Companion Loan or Trust Subordinate Companion Loan. The Special Servicer shall make the property inspections, use its reasonable efforts to collect the financial statements, budgets, operating statements and rent rolls and forward to the Master Servicer the reports in respect of the related Mortgaged Properties with respect to Specially Serviced Mortgage Loans in accordance with Section 3.12. After notification to the Master Servicer, the Special Servicer may contact the Mortgagor of any Non-Specially Serviced Mortgage Loan if efforts by the Master Servicer to collect required financial information have been unsuccessful or any other issues remain unresolved. Such contact shall be coordinated through and with the cooperation of the Master Servicer. No provision herein contained shall be construed as an express or implied guarantee by the Master Servicer or the Special Servicer of the collectability or recoverability of payments on the Mortgage Loans, any related Serviced Companion Loan or Trust Subordinate Companion Loan or shall be construed to impair or adversely affect any rights or benefits provided by this Agreement to the Master Servicer or the Special Servicer (including with respect to Servicing Fees, Special Servicing Fees or the right to be reimbursed for Advances and interest accrued thereon). Any provision in this Agreement for any Advance by the Master Servicer or the Trustee is intended solely to provide liquidity for the benefit of the Certificateholders and not as credit support or otherwise to impose on any such Person the risk of loss with respect to one or more of the Mortgage Loans, any related Serviced Companion Loans or Trust Subordinate Companion Loan. No provision hereof shall be construed to impose liability on the Master Servicer or the Special Servicer for the reason that any recovery to the Certificateholders in respect of a Mortgage Loan at any time after a determination of present value recovery is less than the amount reflected in such determination.

(b) Subject only to the Servicing Standard and the terms of this Agreement (including, without limitation, Section 6.08) and of the respective Mortgage Loans, any related Serviced Companion Loans or Trust Subordinate Companion Loan and any related Intercreditor Agreement, if applicable, and applicable law, the Master Servicer and the Special Servicer each shall have full power and authority, acting alone or, in the case of the Master Servicer, subject to Section 3.20, through one or more Sub-Servicers, to do or cause to be done any and all things in connection with such servicing and administration for which it is responsible which it may deem necessary or desirable. Without limiting the generality of the foregoing, each of the Master Servicer and the Special Servicer, in its own name (or in the name of the Trustee and, if applicable, the related Serviced Companion Noteholder), is hereby authorized and empowered by the Trustee to execute and deliver, on behalf of the Certificateholders (including, in the case of the Trust Subordinate Companion Loan, the Holders of the Class [LOAN-SPECIFIC] Certificates) (and, with respect to a Serviced Companion Loan, the related Serviced Companion Noteholder) and the Trustee or any of them, with respect to each Mortgage Loan, any related Serviced Companion Loan or Trust Subordinate Companion Loan, it is obligated to service under this Agreement: (i) any and all financing statements, continuation statements and other documents or instruments necessary to maintain the lien created by the related Mortgage or other security document in the related Mortgage File on the related Mortgaged Property and related collateral, and shall, from time to time, execute and/or deliver such financing statements, continuation statements and other documents or instruments as necessary to maintain the lien created by the related Mortgage or other security document in the related Mortgage File on the related Mortgaged Property and related collateral; (ii) subject to Sections 3.08, 3.18 and 6.08, any and all modifications, waivers, amendments or consents to, under or with respect to any documents contained in the related Mortgage File; (iii) any and all instruments of satisfaction or cancellation, pledge agreements and other documents in connection with a defeasance, or of partial or full release or discharge, and all other comparable instruments; and (iv) any or all complaints or other pleadings to initiate and/or to terminate any action, suit or proceeding on behalf of the Trust (in their representative capacities (except as set forth below in this paragraph). The Master Servicer (with respect to Non-Specially Serviced Mortgage Loans) and the Special Servicer (with respect to Specially Serviced Mortgage Loans) shall provide to the Mortgagor related to such Mortgage Loans or Trust Subordinate Companion Loan that it is servicing any reports required to be provided to them pursuant to the related Mortgage Loan documents.

Subject to Section 3.10, the Trustee shall (i) on the Closing Date, furnish to the Master Servicer and the Special Servicer original powers of attorney in the form of Exhibit R attached hereto (or such other form as mutually agreed to by the Trustee and the Master Servicer or the Special Servicer, as applicable) and (ii) upon request, furnish, or cause to be furnished, to the Master Servicer or the Special Servicer any powers of attorney substantially in the form of Exhibit R attached hereto (or such other form as mutually agreed to by the Trustee and the Master Servicer or the Special Servicer, as applicable) and other documents necessary or appropriate to enable the Master Servicer or the Special Servicer, as the case may be, to carry out its servicing and administrative duties hereunder; provided, however, that the Trustee shall not be held responsible or liable for any acts of the Master Servicer or the Special Servicer, or for any negligence with respect to, or misuse of, any such power of attorney by the Master Servicer or the Special Servicer. Notwithstanding anything contained herein to the contrary, the Master Servicer or the Special Servicer, as the case may be, shall not, without the Trustee's written consent: (i) initiate any action, suit or proceeding solely under the Trustee's name without indicating the Master Servicer's or the Special Servicer's, as the case may be, representative capacity (unless prohibited by any requirement of the applicable jurisdiction in which any such action, suit or proceeding is brought and if so prohibited, in the manner required by such jurisdiction (provided that the Master Servicer or Special Servicer, as applicable, shall then provide five (5) Business Days' written notice to the Trustee of the initiation of such action, suit or proceeding (or such shorter time period as is reasonably required in the judgment of the Master Servicer or the Special Servicer, as applicable, made in accordance with the Servicing Standard) prior to filing such action, suit or proceeding), and shall not be required to obtain the Trustee's consent or indicate the Master Servicer's or Special Servicer's, as applicable, representative capacity)) or (ii) take any action with the intent to cause, and that actually causes, the Trustee to be required to be registered to do business in any state.

(c)   To the extent the Master Servicer is permitted pursuant to the terms of the related Mortgage Loan documents, Companion Loan documents or Trust Subordinate Companion Loan documents (including any related Intercreditor Agreement) to exercise its discretion with respect to any action which requires Rating Agency Confirmation from each Rating Agency and a confirmation of any applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any class of Serviced Companion Loan Securities (if any) or the Class [LOAN-SPECIFIC] Certificates (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates pursuant to Section 3.25), the Master Servicer shall require the costs of such Rating Agency Confirmation to be borne by the related Mortgagor. To the extent the terms of the related Mortgage Loan documents, Companion Loan documents or Trust Subordinate Companion Loan documents (including any related Intercreditor Agreement) require the Mortgagor to bear the costs of any Rating Agency Confirmation or confirmation of any applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any class of Serviced Companion Loan Securities (if any) or Class [LOAN-SPECIFIC] Certificates (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates pursuant to Section 3.25), the Master Servicer shall not waive the requirement that such costs and expenses be borne by the related Mortgagor. To the extent that the terms of the related Mortgage Loan documents or Companion Loan documents (including any related

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Intercreditor Agreement) are silent as to who bears the costs of any Rating Agency Confirmation or confirmation of any applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any class of Serviced Companion Loan Securities (if any) or Class [LOAN-SPECIFIC] Certificates (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates pursuant to Section 3.25), the Master Servicer shall use reasonable efforts to have the Mortgagor bear such costs and expenses. The Master Servicer shall not be responsible for the payment of such costs and expenses out of pocket other than as a Servicing Advance.

(d)   The relationship of each of the Master Servicer and the Special Servicer to the Trustee under this Agreement is intended by the parties to be that of an independent contractor and not that of a joint venturer, partner or agent.

(e)   The Master Servicer shall, to the extent permitted by the related Mortgage Loan documents, any related Companion Loan documents or Trust Subordinate Companion Loan documents, and consistent with the Servicing Standard, permit Escrow Payments to be invested only in Permitted Investments.

(f)   Within sixty (60) days (or such shorter time period as is required by the terms of the applicable Mortgage Loan documents) after the later of (i) the receipt thereof by the Master Servicer and (ii) the Closing Date, (x) the applicable Mortgage Loan Seller pursuant to the Mortgage Loan Purchase Agreement shall notify each provider of a letter of credit for each Mortgage Loan identified as having a letter of credit on the Mortgage Loan Schedule, that the Master Servicer (in care of the Trustee, as titled in Section 2.01(b)) for the benefit of the Certificateholders and any related Companion Holders shall be the beneficiary under each such letter of credit and (y) the Master Servicer shall notify each lessor under a Ground Lease for each Mortgage Loan identified as subject to a leasehold interest on the Mortgage Loan Schedule, that the Trust is the leasehold mortgagee and that the Master Servicer or the Special Servicer shall service the related Mortgage Loan for the benefit of the Certificateholders. If a letter of credit is required to be drawn upon earlier than the date the applicable Mortgage Loan Seller has notified the provider of such letter of credit pursuant to clause (x) of the immediately preceding sentence, such Mortgage Loan Seller shall cooperate with the reasonable requests of the Master Servicer or Special Servicer in connection with making a draw under such letter of credit. If the Mortgage Loan documents do not require the related Mortgagor to pay any costs and expenses relating to any modifications to or assignment of the related letter of credit, then the applicable Mortgage Loan Seller shall pay such costs and expenses as and to the extent required under the applicable Mortgage Loan Purchase Agreement. If the Mortgage Loan documents require the related Mortgagor to pay any costs and expenses relating to any modifications to the related letter of credit, and such Mortgagor fails to pay such costs and expenses after the Master Servicer has exercised reasonable efforts to collect such costs and expenses from such Mortgagor, then the Master Servicer shall give the applicable Mortgage Loan Seller notice of such failure and the amount of costs and expenses, and such Mortgage Loan Seller shall pay such costs and expenses as and to the extent required under the applicable Mortgage Loan Purchase Agreement. The costs and expenses of any modifications to Ground Leases shall be paid by the related Mortgagor. Neither the Master Servicer nor the Special Servicer shall have any liability for the failure of any Mortgage Loan Seller to perform its obligations under the related Mortgage Loan Purchase Agreement.

(g)   Notwithstanding anything herein to the contrary, in no event shall the Master Servicer (or the Trustee, as applicable) make an Advance with respect to any Companion Loan or Trust Subordinate Companion Loan to the extent the related Serviced Mortgage Loan or Trust AB Mortgage Loan, as applicable, has been paid in full or is no longer included in the Trust Fund.

(h)   Servicing and administration of each Serviced Companion Loan and Trust Subordinate Companion Loan shall continue hereunder and in accordance with the related Intercreditor Agreement for so long as the corresponding Serviced Mortgage Loan or Trust AB Mortgage Loan, as applicable, or any related REO Property is part of the Trust Fund or for such longer period as any amounts payable by the related Companion Holder or the holder of the related Trust Subordinate Companion Loan, as applicable, to or for the benefit of the Trust or any party hereto in accordance with the related Intercreditor Agreement remain due and owing.

(i)   The Special Servicer agrees that upon the occurrence of a Servicing Transfer Event with respect to any Mortgage Loan, Serviced Whole Loan or Trust Subordinate Companion Loan, that is subject to or becomes subject to an Intercreditor Agreement in the future, it shall, subject to Section 3.19, use commercially reasonable efforts to enforce, on behalf of the Trust, subject to the Servicing Standard and to the extent the Special Servicer determines such action is in the best interests of the Trust, all rights conveyed to the Trustee pursuant to any such Intercreditor Agreement. The costs and expenses incurred by the Special Servicer in connection with such enforcement shall be paid as a Trust Fund expense or, subject to the terms of the applicable Intercreditor Agreement, (i) with respect to any Serviced Pari Passu Whole Loan, *pro rata* and *pari passu*, by the Trust and Serviced Pari Passu Companion Loan, in accordance with the respective Stated Principal Balances of the related Serviced Pari Passu Mortgage Loan and Serviced Pari Passu Companion Loan, (ii) with respect to the Trust AB Whole Loan, *first*, from proceeds in the Collection Account that are allocable to the related Trust Subordinate Companion Loan and *then*, if such amounts are insufficient, from the Collection Account as a Trust Fund expense, or (iii) with respect to any AB Whole Loan, *first*, by the related AB Subordinate Companion Loan and *then*, by the Trust.

(j)   Notwithstanding anything herein to the contrary, the parties hereto acknowledge and agree that, to the extent required under the related Intercreditor Agreement, the servicing and administration of a Serviced Whole Loan shall continue hereunder (but not with respect to making Advances) even if the related Serviced Mortgage Loan is no longer part of the Trust Fund, until such time as a separate servicing agreement is entered into in accordance with the related Intercreditor Agreement (it being acknowledged that neither the Master Servicer nor the Special Servicer shall be obligated under a separate agreement to which it is not a party); provided that, other than pursuant to Section 6.04 (and, with respect to Section 6.04, solely with respect to claims, losses, penalties, fines, forfeitures, reasonable legal fees and related costs, judgments, and any other costs, liabilities, fees and expenses incurred in connection with a legal claim or action resulting from an action or inaction taken or not taken while the related Serviced Mortgage Loan was part of the Trust Fund), no costs, expenses, losses or fees accruing with respect to such Serviced Whole Loan on and after the date the related Serviced Mortgage Loan is no longer part of the Trust Fund shall be payable out of the Trust Fund and the Master Servicer shall have no obligation to make any Advance on or after the date such Serviced Mortgage Loan ceases to be part of the Trust Fund; provided, however, that if, in the case of any Serviced Pari Passu Whole Loan, the related Serviced Companion Loan continues to be included in an Other Securitization, then for so long as a separate servicing agreement (pursuant to the related Intercreditor Agreement) has not been entered into, the Master Servicer shall inform the related Other Servicer of any need to make Servicing Advances with respect to a Serviced Whole Loan within three (3) Business Days of determining that such an Advance is necessary or being notified that such an Advance is necessary, or in the case of a Servicing Advance that needs to be made on an emergency or urgent basis, within one (1) Business Day. With respect to Servicing Advances made by any Other Servicer as contemplated in the proviso to the preceding sentence, the Master Servicer shall, from collections on the related Serviced Whole Loan (but never out of general collections on the Mortgage Loans and REO Properties) received by the Master Servicer, reimburse the Other Servicer for such Servicing Advances in the same manner and on the same level of priority as if such Servicing Advances had been made by the Master Servicer hereunder.

(k)   Notwithstanding anything herein to the contrary, the parties hereto acknowledge and agree that the Master Servicer's and the Special Servicer's obligations and responsibilities hereunder and the Master Servicer's and the Special Servicer's authority with respect to a Non-Serviced Mortgage Loan are limited by and subject to the terms of the related Non-Serviced Intercreditor Agreement and the rights of the related Non-Serviced Master Servicer and Non-Serviced Special Servicer with respect thereto under the related Non-Serviced Pooling Agreement. The Master Servicer (or, with respect to any Specially Serviced Mortgage Loan, the Special Servicer) shall use reasonable efforts consistent with the Servicing Standards to enforce the rights of the Trustee (as holder of a Non-Serviced Mortgage Loan) under the related Non-Serviced Intercreditor Agreement and Non-Serviced Pooling Agreement.

(l)   The parties hereto acknowledge that each Non-Serviced Mortgage Loan is subject to the terms and conditions of the related Non-Serviced Intercreditor Agreement and further acknowledge that, pursuant to the related Non-Serviced Intercreditor Agreement, (i) the related Non-Serviced Mortgage Loan is to be serviced and administered by the related Non-Serviced Master Servicer and Non-Serviced Special Servicer in accordance with the related Non-Serviced Pooling Agreement, and (ii) in the event that (A) the related Non-Serviced Companion Loan is no longer part of the Trust Fund created by the related Non-Serviced Pooling Agreement and (B) the related Non-Serviced Mortgage Loan is included in the Trust Fund, then, as set forth in the related Non-Serviced Intercreditor Agreement, the related Non-Serviced Whole Loan shall continue to be serviced in accordance with the related Non-Serviced Pooling Agreement, until such time as a new servicing agreement has been agreed to by the parties to the related Non-Serviced Intercreditor Agreement in accordance with the provisions of such agreement and confirmation has been obtained from the Rating Agencies that such new servicing agreement would not result in a downgrade, qualification or withdrawal of the then current ratings of any Class of Certificates then outstanding.

(m)   Notwithstanding anything herein to the contrary, the parties hereto acknowledge and agree that the Master Servicer's and the Special Servicer's obligations and responsibilities hereunder and the Master Servicer's and the Special Servicer's authority with respect to a Serviced Whole Loan are limited by, and subject to, the terms of the related

Intercreditor Agreement. The Master Servicer (or, if a Serviced Whole Loan becomes a Specially Serviced Mortgage Loan, the Special Servicer) shall use reasonable efforts consistent with the Servicing Standard to obtain the benefits of the rights of the Trust (as holder of the related Serviced Mortgage Loan) under the related Intercreditor Agreement. In the event of any conflict between this Agreement and the related Intercreditor Agreement, the provisions of the related Intercreditor Agreement shall control.

(n)   In connection with the securitization of the [SERVICED WHOLE LOAN] Pari Passu Companion Loan, while it is a Serviced Companion Loan, upon the request of (and at the expense of) the related Serviced Companion Noteholder (or its designee), each of the Master Servicer, the Special Servicer (if such Serviced Companion Loan is a Specially Serviced Mortgage Loan) and the Trustee, as applicable, shall use reasonable efforts to cooperate with such Serviced Companion Noteholder in attempting to cause the related Mortgagor to provide information relating to such Whole Loan and the related notes, and that such holder reasonably determines to be necessary or appropriate, for inclusion in any disclosure document(s) relating to such Other Securitization.

(o)   The parties hereto acknowledge and agree that the servicing and administration of a Trust Subordinate Companion Loan shall continue hereunder by the Master Servicer and the Special Servicer even if the related Trust AB Mortgage Loan is no longer part of the Trust Fund. The parties hereto acknowledge and agree that at any time a Trust AB Mortgage Loan is no longer an asset of the Trust, the Master Servicer and Special Servicer shall have no obligation to service such Mortgage Loan or the related Mortgaged Property and shall service only the related Trust Subordinate Companion Loan pursuant to this Agreement, subject to the terms of the related Intercreditor Agreement with respect to any obligation to service and administer such Mortgage Loan or the related Mortgaged Property on an interim or temporary basis (taking into account such Mortgage Loan or related Mortgaged Property is no longer in the Trust Fund and therefore not subject to any Advancing under the terms of this Agreement) while a successor servicing agreement is executed. In such case, in determining whether to incur and/or make, as applicable, any costs, expenses or liabilities with respect to the Trust Subordinate Companion Loan or follow any request from the Subordinate Loan-Specific Directing Certificateholder or with respect to any enforcement action or other action solely regarding the Trust Subordinate Companion Loan, the Master Servicer or Special Servicer, as applicable, shall determine, before incurring any such costs, expenses or liability, if such amounts are available from current collections on the Trust Subordinate Companion Loan. The Master Servicer shall not make any Advances with respect to the Trust Subordinate Companion Loan if the Trust AB Mortgage Loan is no longer in the Trust Fund. If such amounts are available, the Master Servicer or Special Servicer shall pay such amounts only from collections on the Trust Subordinate Companion Loan. If such amounts are not available from current collections on the Trust Subordinate Companion Loan, no such amounts shall be incurred unless paid by the Class [LOAN-SPECIFIC] Certificateholder. In any event, no losses, expenses, costs, fees or other amounts related solely to the Trust Subordinate Companion Loan shall be borne by the remainder of the Trust.

Section 3.02   Collection of Mortgage Loan Payments. (a) Each of the Master Servicer and the Special Servicer shall make reasonable efforts to collect all payments called for under the terms and provisions of the Mortgage Loans, the Companion Loans and the Trust

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Subordinate Companion Loan it is obligated to service hereunder, and shall follow such collection procedures as are consistent with this Agreement (including, without limitation, the Servicing Standard); provided that with respect to each Mortgage Loan that has an Anticipated Repayment Date, so long as the related Mortgagor is in compliance with each provision of the related Mortgage Loan documents, the Master Servicer and the Special Servicer shall not take any enforcement action with respect to the failure of the related Mortgagor to make any payment of Excess Interest, other than requests for collection, until the Maturity Date of the related Mortgage Loan or until the outstanding principal balance of such Mortgage Loan (exclusive of any portion representing accrued Excess Interest) has been paid in full); provided, further, that the Master Servicer or Special Servicer, as the case may be, may take action to enforce the Trust's right to apply excess cash flow to principal in accordance with the terms of the Mortgage Loan documents. The Master Servicer or the Special Servicer, as applicable, may in its discretion waive any Penalty Charge in connection with any delinquent payment on a Mortgage Loan, Companion Loan and Trust Subordinate Companion Loan that it is obligated to service hereunder three (3) times during any period of twenty-four (24) consecutive months with respect to any Mortgage Loan, Serviced Companion Loan and Trust Subordinate Companion Loan; provided that the Master Servicer or the Special Servicer, as applicable, may in its discretion waive any Penalty Charge in connection with any delinquent payment on a Mortgage Loan, Companion Loan and Trust Subordinate Companion Loan one additional time in such 24-month period so long as with respect to any of the foregoing waivers, no Advance or additional expense of the Trust has been incurred and remains unreimbursed to the Trust with respect to such Mortgage Loan, Companion Loan or Trust Subordinate Companion Loan. Any additional waivers during such 24-month period with respect to such Mortgage Loan may be made, subject to the Servicing Standard, only after the Master Servicer or Special Servicer, as applicable, has, prior to the occurrence of a Consultation Termination Event, given notice of a proposed waiver to the Directing Certificateholder and, prior to the occurrence and continuance of a Control Termination Event, the Directing Certificateholder has consented to such additional waiver (provided that if the Master Servicer or Special Servicer, as applicable, fails to receive a response to such notice from the Directing Certificateholder in writing within five (5) days of giving such notice, then the Directing Certificateholder shall be deemed to have consented to such proposed waiver); provided, further, that after the occurrence and during the continuance of a Control Termination Event, the Master Servicer or Special Servicer, as applicable, may waive any Penalty Charge in accordance with the Servicing Standard without the consent of the Directing Certificateholder.

(b)   (i) All amounts collected by or on behalf of the Trust in respect of a Mortgage Loan shall be applied to amounts due and owing under the Mortgage Loan documents (including for principal and accrued and unpaid interest) in accordance with the express provisions of the Mortgage Loan documents; provided, however, that absent express provisions in the related Mortgage Loan documents (including any related Intercreditor Agreement), other than with respect to the application of Liquidation Proceeds, all amounts collected by or on behalf of the Trust in respect of a Mortgage Loan in the form of payments from the related Mortgagor or Insurance and Condemnation Proceeds under the Mortgage Loan or any proceeds (other than Liquidation Proceeds) with respect to any REO Loan (exclusive of amounts payable to any applicable Companion Loan or Trust Subordinate Companion Loan pursuant to the terms of the related Intercreditor Agreement) will be applied in the following order of priority:

first, as a recovery of any unreimbursed Advances (including any Workout Delayed Reimbursement Amount) with respect to the related Mortgage Loan and unpaid interest at the Reimbursement Rate on such Advances and, if applicable, unreimbursed and unpaid expenses of the Trust;

second, as a recovery of Nonrecoverable Advances and any interest on those Nonrecoverable Advances at the Reimbursement Rate, to the extent previously paid or reimbursed from principal collections on the Mortgage Loans (as described in the first proviso in the definition of Principal Distribution Amount);

third, to the extent not previously allocated pursuant to clause *first*, as a recovery of accrued and unpaid interest on such Mortgage Loan (exclusive of default interest and Excess Interest) to the extent of the excess of (i) accrued and unpaid interest on such Mortgage Loan at the related Mortgage Rate in effect from time to time through the end of the applicable mortgage interest accrual period, over (ii) the cumulative amount of the reductions (if any) in the amount of related P&I Advances for such Mortgage Loan that have occurred in connection with related Appraisal Reduction Amounts (to the extent collections have not been allocated as recovery of accrued and unpaid interest pursuant to clause *fifth* below on earlier dates;

fourth, to the extent not previously allocated pursuant to clause *first*, as a recovery of principal of such Mortgage Loan then due and owing, including by reason of acceleration of such Mortgage Loan following a default thereunder;

fifth, as a recovery of accrued and unpaid interest on such Mortgage Loan to the extent of the cumulative amount of the reductions (if any) in the amount of related P&I Advances for such Mortgage Loan that have occurred in connection with related Appraisal Reduction Amounts (to the extent collections have not been allocated as recovery of accrued and unpaid interest pursuant to this clause *fifth* on earlier dates);

sixth, as a recovery of amounts to be currently allocated to the payment of, or escrowed for the future payment of, real estate taxes, assessments and insurance premiums and similar items relating to such Mortgage Loan;

seventh, as a recovery of any other reserves to the extent then required to be held in escrow with respect to such Mortgage Loan;

eighth, as a recovery of any yield maintenance charge or prepayment premium then due and owing under such Mortgage Loan;

ninth, as a recovery of any late payment charges and default interest and Excess Interest then due and owing under such Mortgage Loan;

tenth, as a recovery of any assumption fees and Modification Fees then due and owing under such Mortgage Loan;

eleventh, as a recovery of any other amounts then due and owing under such Mortgage Loan other than remaining unpaid principal (if both consent fees and Operating

Advisor Consulting Fees are due and owing, first, allocated to consent fees and then, allocated to Operating Advisor Consulting Fees);

twelfth, as a recovery of any remaining principal of such Mortgage Loan to the extent of its entire remaining unpaid principal balance; and

thirteenth, in the case of an ARD Loan after the related Anticipated Repayment Date, any accrued but unpaid Excess Interest;

provided that to the extent required under the REMIC provisions of the Code, payments or proceeds received (or receivable by exercise of the lender's rights under the related Mortgage Loan documents) with respect to any partial release of a Mortgaged Property (including in connection with a condemnation) at a time when the loan to value ratio of the related Mortgage Loan, Serviced Whole Loan or Trust AB Whole Loan, as applicable, exceeds 125%, or would exceed 125% following any partial release (based solely on the value of real property and excluding personal property and going concern value, if any) must be collected and allocated to reduce the principal balance of the Mortgage Loan or Serviced Whole Loan) in the manner permitted by such REMIC provisions; provided, further, that if a Non-Serviced Mortgage Loan and any related Non-Serviced Companion Loan comprising a Non-Serviced Whole Loan become REO Loans, the treatment of the foregoing amounts with respect to such Non-Serviced Whole Loan shall be subject to the terms of the related Non-Serviced Intercreditor Agreement and Non-Serviced Pooling Agreement, in that order; provided, further, that with respect to each Mortgage Loan related to a Serviced Whole Loan or Trust AB Whole Loan, as applicable, amounts collected with respect to the related Serviced Whole Loan or Trust AB Whole Loan, as applicable, shall be allocated first pursuant to the terms of the related Intercreditor Agreement and then, any amounts allocated to the related Serviced Mortgage Loan or Trust AB Mortgage Loan, as applicable, shall be subject to application as described above.

(ii)   Liquidation Proceeds in respect of each Mortgage Loan or REO Loan (in the case of an REO Loan, exclusive of amounts payable to any applicable Companion Loan or Trust Subordinate Companion Loan pursuant to the terms of the related Intercreditor Agreement) shall be applied in the following order of priority:

first, as a recovery of any unreimbursed Advances (including any Workout Delayed Reimbursement Amount) with respect to the related Mortgage Loan and interest at the Reimbursement Rate on all Advances and, if applicable, unreimbursed and unpaid expenses of the Trust with respect to the related Mortgage Loan;

second, as a recovery of Nonrecoverable Advances and any interest on those Nonrecoverable Advances at the Reimbursement Rate, to the extent previously paid or reimbursed from principal collections on the Mortgage Loans (as described in the first proviso in the definition of Principal Distribution Amount);

third, to the extent not previously allocated pursuant to clause *first*, as a recovery of accrued and unpaid interest on such Mortgage Loan (exclusive of default interest and Excess Interest) to the extent of the excess of (i) accrued and unpaid interest on such Mortgage Loan at the applicable Mortgage Rate in effect from time to time through the end of the applicable mortgage interest accrual period, over (ii) the cumulative amount of the reductions (if any) in the amount of related P&I Advances for such Mortgage Loan that have occurred in connection with related Appraisal Reduction Amounts (to the extent collections have not been allocated as a recovery of accrued and unpaid interest pursuant to clause *fifth* below on earlier dates);

fourth, to the extent not previously allocated pursuant to clause *first*, as a recovery of principal of such Mortgage Loan to the extent of its entire unpaid principal balance;

fifth, as a recovery of accrued and unpaid interest on such Mortgage Loan to the extent of the cumulative amount of the reductions (if any) in the amount of related P&I Advances for such Mortgage Loan that have occurred in connection with related Appraisal Reduction Amounts (to the extent collections have not been allocated as recovery of accrued and unpaid interest pursuant to this clause *fifth* on earlier dates);

sixth, as a recovery of any yield maintenance charge or prepayment premium then due and owing under such Mortgage Loan;

seventh, as a recovery of any late payment charges and default interest and Excess Interest then due and owing under such Mortgage Loan;

eighth, as a recovery of any assumption fees and Modification Fees then due and owing under such Mortgage Loan;

ninth, as a recovery of any other amounts then due and owing under such Mortgage Loan other than remaining unpaid principal (if both consent fees and Operating Advisor Consulting Fees are due and owing, *first,* allocated to consent fees and *then,* allocated to Operating Advisor Consulting Fees); and

tenth, in the case of an ARD Loan after the related Anticipated Repayment Date, any accrued but unpaid Excess Interest;

provided that if a Non-Serviced Mortgage Loan and any related Non-Serviced Companion Loan comprising a Non-Serviced Whole Loan becomes an REO Loan, the treatment of the foregoing amounts with respect to such Non-Serviced Whole Loan shall be subject to the terms of the related Non-Serviced Intercreditor Agreement and Non-Serviced Pooling Agreement, in that order; provided, further, that with respect to each Mortgage Loan related to a Serviced Whole Loan or Trust AB Whole Loan, as applicable, amounts collected with respect to the related Serviced Whole Loan or Trust AB Whole Loan, as applicable, shall be allocated first pursuant to the terms of the related Intercreditor Agreement and then, any amounts allocated to the related Serviced Mortgage Loan or Trust AB Mortgage Loan, as applicable, shall be subject to application as described above.

      (iii)   Notwithstanding clauses (i) and (ii) above, such provisions shall not be deemed to affect the priority of distributions of payments pursuant to the provisions of this Agreement. To the extent that such amounts are paid by a party other than a Mortgagor, such amounts shall be deemed to have been paid in respect of a purchase of all or part of the Mortgaged Property (in the case of Insurance and Condemnation Proceeds or Liquidation Proceeds) and then paid by the Mortgagor under the Mortgage

Loan, Companion Loan or Trust Subordinate Companion Loan, as applicable, or in accordance with Section 3.02(b)(ii) above.

(c) To the extent consistent with the terms of the Mortgage Loans (and, with respect to each Serviced Whole Loan or Trust AB Whole Loan, as applicable, the related Serviced Companion Loan or Trust Subordinate Companion Loan, as applicable, and the related Intercreditor Agreement) and applicable law, the Master Servicer shall apply all Insurance and Condemnation Proceeds it receives on a day other than the Due Date to amounts due and owing under the related Mortgage Loan, Companion Loan or Trust Subordinate Companion Loan as if such Insurance and Condemnation Proceeds were received on the Due Date immediately succeeding the month in which Insurance and Condemnation Proceeds were received and otherwise in accordance with Section 3.02(b)(ii) above.

(d) In the event that the Master Servicer or Special Servicer receives Excess Interest prior to the Determination Date for any Collection Period, or receives notice from the related Mortgagor that the Master Servicer or Special Servicer will be receiving Excess Interest prior to the Determination Date for any Collection Period, the Master Servicer or Special Servicer, as the case may be, shall notify the Trustee and Certificate Administrator two (2) Business Days prior to the related Distribution Date. None of the Master Servicer, the Special Servicer, the Certificate Administrator or the Trustee shall be responsible for any failure of the related Mortgagor to pay any such Excess Interest or prepayment penalty. The preceding statements shall not, however, be construed to limit the provisions of Section 3.02(a).

(e) With respect to any Mortgage Loan (or Trust Subordinate Companion Loan, as applicable) in connection with which the Mortgagor was required to escrow funds or to post a letter of credit related to obtaining certain performance objectives described in the applicable Mortgage Loan documents or Trust Subordinate Companion Loan documents, as applicable, the Master Servicer shall, to the extent consistent with the Servicing Standard, hold such escrows, letters of credit and proceeds thereof as additional collateral and not apply such items to reduce the principal balance of such Mortgage Loan, Serviced Companion Loan or Trust Subordinate Companion Loan, unless otherwise required to do so pursuant to the applicable Mortgage Loan documents, applicable law or court order.

(f) Promptly following the Closing Date, in the case of any Non-Serviced Whole Loan, the Certificate Administrator shall send written notice (in the form attached hereto as Exhibit T) to the related Non-Serviced Master Servicer (with a copy to any other applicable party set forth on the schedule of addresses to Exhibit T) stating that, as of such date, the Trustee is the holder of the related Non-Serviced Mortgage Loan and directing such Non-Serviced Master Servicer to remit to the Master Servicer all amounts payable to, and to forward, deliver or otherwise make available, as the case may be, to the Master Servicer all reports, statements, documents, communications and other information that are to be forwarded, delivered or otherwise made available to, the holder of such Non-Serviced Mortgage Loan under the related Non-Serviced Intercreditor Agreement and the related Non-Serviced Pooling Agreement. The Master Servicer shall, within two (2) Business Days of receipt of properly identified funds, deposit into the Collection Account all amounts received with respect to the related Non-Serviced Mortgage Loan, the related Non-Serviced Mortgaged Property or any related REO Property.

Section 3.03 <u>Collection of Taxes, Assessments and Similar Items; Servicing Accounts</u>. (a) The Master Servicer shall establish and maintain one or more accounts (the "<u>Servicing Accounts</u>"), into which all Escrow Payments shall be deposited and retained, and shall administer such Servicing Accounts in accordance with the Mortgage Loan documents and, if applicable, the Companion Loan documents or Trust Subordinate Companion Loan documents, as the case may be. Any Servicing Account related to a Serviced Whole Loan or Trust AB Whole Loan, as the case may be, shall be held for the benefit of the Certificateholders and the related Serviced Companion Noteholder (including, in the case of the Trust Subordinate Companion Loan, the Holders of the Class [LOAN-SPECIFIC] Certificates) collectively, but this shall not be construed to modify respective interests of either noteholder therein as set forth in the related Intercreditor Agreement. Amounts on deposit in Servicing Accounts may only be invested in accordance with the terms of the related Mortgage Loan documents, Companion Loan documents and Trust Subordinate Companion Loan documents, as applicable, or in Permitted Investments in accordance with the provisions of <u>Section 3.06</u>. Servicing Accounts shall be Eligible Accounts to the extent permitted by the terms of the related Mortgage Loan documents. Withdrawals of amounts so deposited from a Servicing Account may be made only to: (i) effect payment of items for which Escrow Payments were collected and comparable items; (ii) reimburse the Trustee and then the Master Servicer, if applicable, for any Servicing Advances; (iii) refund to Mortgagors any sums as may be determined to be overages; (iv) pay interest to Mortgagors on balances in the Servicing Account, if required by applicable law or the terms of the related Mortgage Loan, Companion Loan or Trust Subordinate Companion Loan and as described below or, if not so required, to the Master Servicer; (v) after the occurrence of an event of default under the related Mortgage Loan, Companion Loan or Trust Subordinate Companion Loan, apply amounts to the indebtedness under the applicable Mortgage Loan, Companion Loan or Trust Subordinate Companion Loan; (vi) withdraw amounts deposited in error; (vii) pay Penalty Charges to the extent permitted by the related Mortgage Loan documents; or (viii) clear and terminate the Servicing Account at the termination of this Agreement in accordance with <u>Section 9.01</u>. As part of its servicing duties, the Master Servicer shall pay or cause to be paid to the Mortgagors interest on funds in Servicing Accounts, to the extent required by law or the terms of the related Mortgage Loan, Companion Loan or Trust Subordinate Companion Loan; <u>provided</u>, <u>however</u>, that in no event shall the Master Servicer be required to remit to any Mortgagor any amounts in excess of actual net investment income or funds in the related Servicing Account. If allowed by the related Mortgage Loan documents and applicable law, the Master Servicer may charge the related Mortgagor an administrative fee for maintenance of the Servicing Accounts.

(b)   The Special Servicer, in the case of REO Loans (other than any REO Loan succeeding a Non-Serviced Mortgage Loan), and the Master Servicer, in the case of all other Mortgage Loans (other than a Non-Serviced Mortgage Loan), each Serviced Companion Loan and the Trust Subordinate Companion Loan, shall maintain accurate records with respect to each related Mortgaged Property reflecting the status of real estate taxes, assessments and other similar items that are or may become a lien thereon and the status of insurance premiums and any ground rents payable in respect thereof. The Special Servicer, in the case of REO Loans (other than any REO Loan succeeding a Non-Serviced Mortgage Loan), and the Master Servicer, in the case of all other Mortgage Loans (other than a Non-Serviced Mortgage Loan), each Serviced Companion Loan and Trust Subordinate Companion Loan, shall use reasonable efforts consistent with the Servicing Standard to obtain, from time to time, all bills for the payment of

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such items (including renewal premiums) and shall effect payment thereof from the REO Account or by the Master Servicer as Servicing Advances prior to the applicable penalty or termination date and, in any event, prior to the institution of foreclosure or similar proceedings with respect to the related Mortgaged Property for nonpayment of such items, employing for such purpose Escrow Payments (which shall be so applied by the Master Servicer at the written direction of the Special Servicer in the case of REO Loans) as allowed under the terms of the related Mortgage Loan (other than a Non-Serviced Mortgage Loan), Companion Loan and Trust Subordinate Companion Loan. Other than with respect to any Non-Serviced Mortgage Loan, the Master Servicer shall service and administer any reserve accounts (including monitoring, maintaining or changing the amounts of required escrows) in accordance with the terms of such Mortgage Loan and the related Serviced Companion Loan or Trust Subordinate Companion Loan, as applicable, and the Servicing Standard. To the extent that a Mortgage Loan (other than a Non-Serviced Mortgage Loan) and any related Companion Loan or Trust Subordinate Companion Loan, as applicable, does not require a Mortgagor to escrow for the payment of real estate taxes, assessments, insurance premiums, ground rents (if applicable) and similar items, the Special Servicer, in the case of REO Loans, and the Master Servicer, in the case of all other Mortgage Loans, Companion Loan or Trust Subordinate Companion Loan, as applicable, that it is responsible for servicing hereunder, shall use reasonable efforts consistent with the Servicing Standard to cause the Mortgagor to comply with its obligation to make payments in respect of such items at the time they first become due and, in any event, prior to the institution of foreclosure or similar proceedings with respect to the related Mortgaged Property for nonpayment of such items.

(c)   In accordance with the Servicing Standard and for each Mortgage Loan (other than any Non-Serviced Mortgage Loans) and each Serviced Whole Loan and Trust Subordinate Companion Loan, as applicable, the Master Servicer shall advance all such funds as are necessary for the purpose of effecting the payment of (i) real estate taxes, assessments and other similar items that are or may become a lien thereon, (ii) ground rents (if applicable) and (iii) premiums on Insurance Policies, in each instance if and to the extent Escrow Payments collected from the related Mortgagor (or related REO Revenues, if applicable) are insufficient to pay such item when due and the related Mortgagor has failed to pay such item on a timely basis, and provided, however, that the particular advance would not, if made, constitute a Nonrecoverable Servicing Advance and provided, further, however, that with respect to the payment of taxes and assessments, the Master Servicer shall not be required to make such advance until the later of five (5) Business Days after the Master Servicer, the Special Servicer, the Certificate Administrator or the Trustee, as the case may be, has received confirmation that such item has not been paid or the date prior to the date after which any penalty or interest would accrue in respect of such taxes or assessments. The Special Servicer shall give the Master Servicer and the Trustee no less than five (5) Business Days' written (facsimile or electronic) notice before the date on which the Master Servicer is requested to make any Servicing Advance with respect to a given Specially Serviced Mortgage Loan or REO Property; provided, however, that only two (2) Business Days' written (facsimile or electronic) notice shall be required in respect of Servicing Advances required to be made on an emergency or urgent basis provided, further, that the Special Servicer shall not be entitled to make such a request (other than for Servicing Advances required to be made on an urgent or emergency basis) more frequently than once per calendar month (although such request may relate to more than one Servicing Advance). The Master Servicer may pay the aggregate amount of such Servicing Advances

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listed on a monthly request to the Special Servicer, in which case the Special Servicer shall remit such Servicing Advances to the ultimate payees. The Special Servicer shall have no obligation to make any Servicing Advances; provided, that in an urgent or emergency situation requiring the making of a Servicing Advance, the Special Servicer may make a Servicing Advance. Within five (5) Business Days of making such a Servicing Advance, the Special Servicer shall deliver to the Master Servicer request for reimbursement for such Servicing Advance, along with all information and documentation in the Special Servicer's possession regarding the subject Servicing Advance as the Master Servicer may reasonably request, and the Master Servicer shall be obligated, out of such Master Servicer's own funds, to reimburse the Special Servicer for any unreimbursed Servicing Advances (other than Nonrecoverable Servicing Advances) made by the Special Servicer pursuant to the terms hereof), together with interest thereon at the Reimbursement Rate from the date made to, but not including, the date of reimbursement. Such reimbursement and any accompanying payment of interest shall be made within five (5) Business Days of the written request therefor pursuant to the preceding sentence by wire transfer of immediately available funds to an account designated in writing by the Special Servicer. Upon the Master Servicer's reimbursement to the Special Servicer of any Servicing Advance and payment to the Special Servicer of interest thereon, all in accordance with this Section 3.03, the Master Servicer shall for all purposes of this Agreement be deemed to have made such Servicing Advance at the same time as the Special Servicer actually made such Servicing Advance, and accordingly, the Master Servicer shall be entitled to be reimbursed for such Servicing Advance, together with interest thereon at the Reimbursement Rate, at the same time, in the same manner and to the same extent as the Master Servicer would otherwise have been entitled if it had actually made such Servicing Advance at the time the Special Servicer did. Notwithstanding the foregoing provisions of this Section 3.03, the Master Servicer shall not be required to reimburse the Special Servicer for any such Servicing Advance if the Master Servicer determines in its reasonable judgment that such Servicing Advance, although not characterized by the Special Servicer as a Nonrecoverable Servicing Advance, is in fact a Nonrecoverable Servicing Advance. The Master Servicer shall notify the Special Servicer in writing of such determination and, if applicable, such Nonrecoverable Servicing Advance shall be reimbursed to the Special Servicer pursuant to Section 3.05 of this Agreement.

Any request by the Special Servicer that the Master Servicer make a Servicing Advance shall be deemed to be a determination by the Special Servicer that such requested Servicing Advance is not a Nonrecoverable Servicing Advance, and the Master Servicer shall be entitled to conclusively rely on such determination, provided that the determination shall not be binding on the Master Servicer or Trustee. On the first Business Day after the Determination Date for the related Distribution Date, the Special Servicer shall report to the Master Servicer if the Special Servicer determines any Servicing Advance previously made by the Master Servicer with respect to a Specially Serviced Mortgage Loan or REO Loan is a Nonrecoverable Servicing Advance. The Master Servicer shall be entitled to conclusively rely on such a determination, but such determination shall not be binding upon the Master Servicer, and shall in no way limit the ability of the Master Servicer in the absence of such determination to make its own determination that any Advance is a Nonrecoverable Advance. If the Special Servicer makes a determination that only a portion of, and not all of, any previously made or proposed Servicing Advance is a Nonrecoverable Advance, the Master Servicer shall have the right to make its own subsequent determination that any remaining portion of any such previously made or proposed Servicing Advance is a Nonrecoverable Advance. All such Advances shall be reimbursable in the first instance from related collections from the Mortgagors and further as provided in Section 3.05(a). No costs incurred by the Master Servicer or the Special Servicer in effecting the payment of real estate taxes, assessments and, if applicable, ground rents on or in respect of the Mortgaged Properties shall, for purposes hereof, including, without limitation, the Certificate Administrator's calculation of monthly distributions to Certificateholders, be added to the unpaid principal balances of the related Mortgage Loans, any related Serviced Companion Loan or Trust Subordinate Companion Loan, if applicable, notwithstanding that the terms of such Mortgage Loans, related Serviced Companion Loan or Trust Subordinate Companion Loan, if applicable, so permit. If the Master Servicer fails to make any required Servicing Advance as and when due (including any applicable cure periods), to the extent the Trustee has actual knowledge of such failure, the Trustee shall make such Servicing Advance pursuant to Section 7.05. Notwithstanding anything herein to the contrary, no Servicing Advance shall be required hereunder if such Servicing Advance would, if made, constitute a Nonrecoverable Servicing Advance. In addition, the Master Servicer shall consider Unliquidated Advances in respect of prior Servicing Advances for purposes of nonrecoverability determinations. The Special Servicer shall have no obligation to make any Servicing Advances under this Agreement.

Notwithstanding the foregoing provisions of this Section 3.03(c), the Master Servicer shall not be required to reimburse the Special Servicer out of its own funds for, or to make at the direction of the Special Servicer, any Servicing Advance if the Master Servicer determines that such Servicing Advance, although not characterized by the Special Servicer as a Nonrecoverable Servicing Advance, is a Nonrecoverable Servicing Advance. The Master Servicer shall notify the Special Servicer in writing of such determination and, if applicable, such Nonrecoverable Servicing Advance shall be reimbursed to the Special Servicer pursuant to Section 3.05(a).

Notwithstanding anything to the contrary contained in this Section 3.03(c), the Master Servicer may in its good faith judgment elect (but shall not be required unless directed by the Special Servicer with respect to Specially Serviced Mortgage Loans and REO Loans) to make a payment from amounts on deposit in the Collection Account (or any Companion Distribution Account maintained as a subaccount thereof by a Companion Paying Agent, if applicable) (which shall be deemed *first* made from amounts distributable as principal and *then* from all other amounts comprising general collections) to pay for certain expenses set forth below notwithstanding that the Master Servicer (or Special Servicer, as applicable) has determined that a Servicing Advance with respect to such expenditure would be a Nonrecoverable Servicing Advance (unless, with respect to Specially Serviced Mortgage Loans or REO Loans, the Special Servicer has notified the Master Servicer to not make such expenditure), where making such expenditure would prevent (i) the related Mortgaged Property from being uninsured or being sold at a tax sale or (ii) any event that would cause a loss of the priority of the lien of the related Mortgage, or the loss of any security for the related Mortgage Loan, Trust Subordinate Companion Loan or Serviced Companion Loan; provided that in each instance, the Master Servicer or the Special Servicer, as applicable, determines in accordance with the Servicing Standard (as evidenced by an Officer's Certificate delivered to the Trustee) that making such expenditure is in the best interest of the Certificateholders (including, in the case of the Trust Subordinate Companion Loan, the Holders of the Class [LOAN-SPECIFIC] Certificates) (and, if applicable, the Companion Holders), all as a collective whole (taking into account the subordinate or *pari passu* nature of any Companion Loans or Trust Subordinate

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Companion Loan, as the case may be). The Master Servicer or Trustee may elect to obtain reimbursement of Nonrecoverable Servicing Advances from the Trust pursuant to the terms of Section 3.17(c). The parties acknowledge that pursuant to the applicable Non-Serviced Pooling Agreement, the applicable Non-Serviced Master Servicer is obligated to make servicing advances with respect to the related Non-Serviced Whole Loan. The applicable Non-Serviced Master Servicer shall be entitled to reimbursement for Nonrecoverable Servicing Advances with respect to such Non-Serviced Whole Loan (with, in each case, any accrued and unpaid interest thereon provided for under the applicable Non-Serviced Pooling Agreement) in the manner set forth in the applicable Non-Serviced Pooling Agreement and the applicable Non-Serviced Intercreditor Agreement.

(d) In connection with its recovery of any Servicing Advance out of the Collection Account (or any Companion Distribution Account maintained as a subaccount thereof by the Companion Paying Agent, if applicable) pursuant to Section 3.05(a), the Trustee, the Special Servicer and then the Master Servicer, as the case may be and in that order, shall be entitled to receive, out of any amounts then on deposit in the Collection Account interest at the Reimbursement Rate in effect from time to time, accrued on the amount of such Servicing Advance from the date made to, but not including, the date of reimbursement. Subject to Section 3.17(c), the Master Servicer shall reimburse itself, the Special Servicer or the Trustee, as the case may be, for any outstanding Servicing Advance as soon as practically possible after funds available for such purpose are deposited in the Collection Account (or any Companion Distribution Account maintained as a subaccount thereof by the Companion Paying Agent, if applicable) subject to the Master Servicer's or the Trustee's options and rights to defer recovery of such amounts as provided herein; provided, however, that such Master Servicer's or Trustee's options and rights to defer recovery of such amounts shall not alter the Master Servicer's obligation to reimburse the Special Servicer for any outstanding Servicing Advance as provided for in this sentence. To the extent amounts on deposit in the Companion Distribution Account with respect to the related Companion Loan are insufficient for any such reimbursement, the Master Servicer shall use reasonable efforts to enforce the rights of the holder of the related Mortgage Loan under the related Intercreditor Agreement to obtain any reimbursement available from the holder of the related Companion Loan.

(e) To the extent an operations and maintenance plan is required to be established and executed pursuant to the terms of a Mortgage Loan (other than a Non-Serviced Mortgage Loan), the Master Servicer shall request from the Mortgagor written confirmation thereof within a reasonable time after the later of the Closing Date and the date as of which plan is required to be established or completed. To the extent any repairs, capital improvements, actions or remediations are required to have been taken or completed pursuant to the terms of the Mortgage Loan (other than a Non-Serviced Mortgage Loan), the Master Servicer shall request from the Mortgagor written confirmation of such actions and remediations within a reasonable time after the later of the Closing Date and the date as of which action or remediations are required to be or to have been taken or completed. To the extent a Mortgagor shall fail to promptly respond to any inquiry described in this Section 3.03(e), the Master Servicer shall report any such failure to the Special Servicer within a reasonable time after the date as of which actions or remediations are required to be or to have been taken or completed.

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Section 3.04   The Collection Account, the Lower-Tier REMIC Distribution Account, the Upper-Tier REMIC Distribution Account, the Companion Distribution Account, the Interest Reserve Account, the Excess Interest Distribution Account, the Gain-on-Sale Reserve Account, the Class [EC] Distribution Account and the [LOAN-SPECIFIC] REMIC Distribution Account. (a) The Master Servicer shall establish and maintain, or cause to be established and maintained, a Collection Account in which the Master Servicer shall deposit or cause to be deposited on a daily basis and in no event later than the second Business Day following receipt of available and properly identified funds (in the case of payments by Mortgagors or other collections on the Mortgage Loans, Companion Loans or Trust Subordinate Companion Loan), except as otherwise specifically provided herein, the following payments and collections received or made by or on behalf of it subsequent to the Cut-off Date (other than in respect of principal and interest on the Mortgage Loans, Companion Loans or Trust Subordinate Companion Loan due and payable on or before the Cut-off Date, which payments shall be delivered promptly to the appropriate Mortgage Loan Seller or its respective designee and other than any amounts received from Mortgagors which are received in connection with the purchase of defeasance collateral), or payments (other than Principal Prepayments) received by it on or prior to the Cut-off Date but allocable to a period subsequent thereto:

(i)   all payments on account of principal, including Principal Prepayments on the Mortgage Loans or the Trust Subordinate Companion Loan or principal prepayments on Serviced Companion Loans;

(ii)   all payments on account of interest on the Mortgage Loans, the Trust Subordinate Companion Loan or the Serviced Companion Loans, including Excess Interest, Yield Maintenance Charges and Default Interest;

(iii)   late payment charges and other Penalty Charges to the extent required to offset interest on Advances and additional expenses of the Trust (other than Special Servicing Fees, Workout Fees or Liquidation Fees) as required by Section 3.11(d);

(iv)   all Insurance and Condemnation Proceeds and Liquidation Proceeds (other than Gain-on-Sale Proceeds or Non-Serviced Gain-on-Sale Proceeds) received in respect of any Mortgage Loan, Trust Subordinate Companion Loan, Serviced Companion Loan or REO Property (other than (A) Liquidation Proceeds that are received in connection with the purchase by the Master Servicer, the Special Servicer, the Holders of the majority of the Controlling Class, or the Holders of the Class [R] Certificates of all the Mortgage Loans, the Trust Subordinate Companion Loan and any REO Properties in the Trust Fund and that are to be deposited in the Lower-Tier REMIC Distribution Account pursuant to Section 9.01 and (B) any proceeds that are received in connection with the purchase, if any, of a Serviced Pari Passu Companion Loan from a securitization by the related mortgage loan seller, which shall be paid directly to the servicer of such securitization) together with any recovery of Unliquidated Advances in respect of the related Mortgage Loans;

(v)   any amounts required to be transferred from the REO Account pursuant to Section 3.14(c);

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(vi)   any amounts required to be deposited by the Master Servicer pursuant to Section 3.06 in connection with losses incurred with respect to Permitted Investments of funds held in the Collection Account; and

(vii)   any amounts required to be deposited by the Master Servicer or the Special Servicer pursuant to Section 3.07(b) in connection with losses resulting from a deductible clause in a blanket hazard or master single interest policy.

Notwithstanding the foregoing requirements, the Master Servicer need not deposit into the Collection Account any amount that the Master Servicer would be authorized to withdraw immediately from such account in accordance with the terms of Section 3.05 and shall be entitled to instead immediately pay such amount directly to the Person(s) entitled thereto; provided that such amounts shall be applied in accordance with the terms hereof and shall be reported as if deposited in such Collection Account and then withdrawn.

The foregoing requirements for deposit in the Collection Account shall be exclusive, it being understood and agreed that, without limiting the generality of the foregoing, actual payments from Mortgagors in the nature of Escrow Payments, charges for beneficiary statements or demands, assumption fees, modification fees, extension fees, defeasance fees, amounts collected for Mortgagor checks returned for insufficient funds or other amounts the Master Servicer or the Special Servicer would be entitled to retain as additional servicing compensation need not be deposited by the Master Servicer in the Collection Account. If the Master Servicer shall deposit in the Collection Account any amount not required to be deposited therein, it may at any time withdraw such amount from the Collection Account, any provision herein to the contrary notwithstanding. Assumption, extension and modification fees actually received from Mortgagors on Specially Serviced Mortgage Loans shall be promptly delivered to the Special Servicer as additional servicing compensation.

Upon receipt of any of the foregoing amounts in clauses (i) through (iv) above with respect to any Specially Serviced Mortgage Loans, the Special Servicer shall remit within one (1) Business Day such amounts to the Master Servicer for deposit into the Collection Account, in accordance with this Section 3.04(a). Any such amounts received by the Special Servicer with respect to an REO Property shall be deposited by the Special Servicer into the REO Account and remitted to the Master Servicer for deposit into the Collection Account, pursuant to Section 3.14(c). With respect to any such amounts paid by check to the order of the Special Servicer, the Special Servicer shall endorse without recourse or warranty such check to the order of the Master Servicer and shall promptly deliver any such check to the Master Servicer by overnight courier. Funds in the Collection Account may only be invested in Permitted Investments in accordance with the provisions of Section 3.06. As of the Closing Date, the Collection Account for the Master Servicer shall be located at the offices of [MASTER SERVICER]. The Master Servicer shall give notice to the Trustee, the Special Servicer, the Certificate Administrator and the Depositor of the new location of the Collection Account prior to any change thereof.

For purposes of determining amounts to be deposited in the Collection Account in respect of the Trust Subordinate Companion Loan and the Trust AB Mortgage Loan, the Master Servicer shall determine the allocation of such amounts in accordance with the related

Intercreditor Agreement. All amounts so allocable to the Trust Subordinate Companion Loan shall be held separate and apart from other amounts deposited in the Collection Account (or in a subaccount of the Collection Account) and may be withdrawn from the Collection Account (pursuant to Section 3.04 and otherwise) only to the extent set forth in this Agreement and not specifically prohibited under the related Intercreditor Agreement.

(b) The Certificate Administrator, on behalf of the Trustee, shall establish and maintain (i) the Lower-Tier REMIC Distribution Account, the Interest Reserve Account and the Gain-on-Sale Reserve Account in trust for the benefit of the Certificateholders (other than the [LOAN-SPECIFIC] and Class [ARD] Certificateholders), (provided that any Gain-on-Sale Proceeds with respect to the Trust Subordinate Companion Loan shall be deemed distributed by the [LOAN-SPECIFIC] Trust Subordinate Companion Loan REMIC in respect of the [LOAN-SPECIFIC]-R Interest to the Holders of the Class [R] Certificates and then re-contributed in respect of the Class LR Interest and held by the Certificate Administrator as an asset of the Lower-Tier REMIC for the benefit of the Trustee as Holder of the Lower-Tier Regular Interests and the Certificateholders), (ii) the Upper-Tier REMIC Distribution Account for the benefit of the Certificateholders [LOAN-SPECIFIC] and Class [ARD] Certificateholders) and the Trustee as holder of the Lower-Tier Regular Interests, (iii) the Excess Interest Distribution Account for the benefit of the Class [ARD] Certificateholders, (iv) the Class [EC] Distribution Account for the benefit of the Class [EC] Certificateholders and (v) the [LOAN-SPECIFIC] REMIC Distribution Account for the benefit of the Class [LOAN-SPECIFIC] Certificateholders. The Master Servicer shall deliver to the Certificate Administrator each month on or before the P&I Advance Date therein, for deposit (x) in the Lower-Tier REMIC Distribution Account, that portion of the Available Funds attributable to the Mortgage Loans (in each case, calculated without regard to clauses (a)(iii)(B), (a)(iv), and (c) of the definition of Available Funds) for the related Distribution Date, (y) in the Excess Interest Distribution Account all Excess Interest for the related Distribution Date then on deposit in the Collection Account after giving effect to withdrawals of funds pursuant to Section 3.05(a)(ii), and (z)(in the [LOAN-SPECIFIC] REMIC Distribution Account, the [LOAN-SPECIFIC] Available Funds attributable to the Trust Subordinate Companion Loan without regard to clause (c) or clause (e) of the definition of the [LOAN-SPECIFIC] Available Funds.

With respect to each Companion Loan (excluding any Non-Serviced Companion Loan), the Companion Paying Agent shall establish and maintain the Companion Distribution Account, which may be a subaccount of the Collection Account, for distributions to each Companion Holder, to be held for the benefit of the related Companion Holder and shall, promptly upon receipt, deposit in the Companion Distribution Account any and all amounts received by the Companion Paying Agent that are required by the terms of this Agreement or the applicable Intercreditor Agreement to be deposited therein; provided, however, that the Companion Paying Agent shall separately track for each Serviced Companion Loan all amounts deposited with respect to such Serviced Companion Loan. The Master Servicer shall deliver to the Companion Paying Agent each month, on or before the P&I Advance Date therein, for deposit in the Companion Distribution Account, an aggregate amount of immediately available funds, to the extent received with respect to the related Serviced Whole Loan, to the extent of available funds, equal to the amount to be distributed to the related Companion Holder pursuant to the terms of this Agreement and the related Intercreditor Agreement. [Notwithstanding the preceding, the following provisions shall apply to remittances relating to the Serviced

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Companion Loans that have been deposited into an Other Securitization: (1) on each Serviced Whole Loan Remittance Date, the Master Servicer shall withdraw from the Collection Account (or applicable portion thereof) an aggregate amount equal to all payments and/or collections actually received on, and payable to, such Serviced Companion Loans prior to such dates]; provided, however, that in no event shall the Master Servicer be required to transfer to the Companion Distribution Account any portion thereof that is payable or reimbursable to or at the direction of any party to this Agreement under the other provisions of this Agreement and/or the related Intercreditor Agreement; (2) on each Serviced Whole Loan Remittance Date, the Companion Paying Agent shall make the payments and remittance described in Section 4.01(k), which payments and remittance shall be made, in each case, on the Serviced Whole Loan Remittance Date.

The Lower-Tier REMIC Distribution Account, the Upper-Tier REMIC Distribution Account, the Excess Interest Distribution Account, the Gain-on-Sale Reserve Account, the Interest Reserve Account, the Companion Distribution Account, the Class [EC] Distribution Account and the [LOAN-SPECIFIC] REMIC Distribution Account may be subaccounts of a single Eligible Account, which shall be maintained as a segregated account separate from other accounts.

In addition to the amounts required to be deposited in the Lower-Tier REMIC Distribution Account or the [LOAN-SPECIFIC] REMIC Distribution Account pursuant to this Section 3.04, the Master Servicer shall, as and when required hereunder, deliver to the Certificate Administrator for deposit in the Lower-Tier REMIC Distribution Account or the [LOAN-SPECIFIC] REMIC Distribution Account, as applicable:

(i)   any amounts required to be deposited by the Master Servicer pursuant to Section 3.17(a) as Compensating Interest Payments (other than the portion of any Compensating Interest Payment allocated to a Serviced Pari Passu Companion Loan) in connection with Prepayment Interest Shortfalls;

(ii)   any P&I Advances required to be made by the Master Servicer in accordance with Section 4.03;

(iii)   any Liquidation Proceeds paid by the Master Servicer, the Special Servicer, the Holders of the Controlling Class or the Holders of the Class [R] Certificates in connection with the purchase of all of the Mortgage Loans and the Trust Subordinate Companion Loan and any REO Properties in the Trust Fund pursuant to Section 9.01 (exclusive of that portion thereof required to be deposited in the Collection Account pursuant to Section 9.01);

(iv)   any Yield Maintenance Charges with respect to the Mortgage Loans and the Trust Subordinate Companion Loan, as applicable, actually collected; and

(v)   any other amounts required to be so delivered for deposit in the Lower-Tier REMIC Distribution Account or the [LOAN-SPECIFIC] REMIC Distribution Account (in respect of the Trust Subordinate Companion Loan) pursuant to any provision of this Agreement.

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If, as of the close of business (New York City time) on any P&I Advance Date or on such other date as any amount referred to in the foregoing clauses (i) through (v) or any Excess Interest are required to be delivered hereunder, the Master Servicer shall not have delivered to the Certificate Administrator for deposit in the Lower-Tier REMIC Distribution Account, the Excess Interest Distribution Account or the [LOAN-SPECIFIC] REMIC Distribution Account (in respect of the Trust Subordinate Companion Loan), as applicable, the amounts required to be deposited therein pursuant to the provisions of this Agreement (including any P&I Advance with respect to the Mortgage Loans, pursuant to Section 4.03(a) hereof), the Master Servicer shall pay the Certificate Administrator interest on such late payment at the Prime Rate from and including the date such payment was required to be made (without regard to any Grace Period set forth in Section 7.01(a)(i)) until (but not including) the date such late payment is received by the Certificate Administrator.

The Certificate Administrator shall, upon receipt, deposit in the Lower-Tier REMIC Distribution Account or the [LOAN-SPECIFIC] REMIC Distribution Account (in respect of the Trust Subordinate Companion Loan) or the Excess Interest Distribution Account, as applicable, any and all amounts received by the Certificate Administrator that are required by the terms of this Agreement to be deposited therein.

Promptly on each Distribution Date, the Certificate Administrator shall be deemed to withdraw from the Lower-Tier REMIC Distribution Account and deposit in the Upper-Tier REMIC Distribution Account an aggregate amount of immediately available funds equal to the Lower-Tier Distribution Amount and the amount of any Yield Maintenance Charges for such Distribution Date allocated in payment of the Lower-Tier Regular Interests as specified in Section 4.01(c) and Section 4.01(e), respectively.

Funds on deposit in the Gain-on-Sale Reserve Account, the Interest Reserve Account, the Companion Distribution Account, the Excess Interest Distribution Account, the Class [EC] Distribution Account, the Upper-Tier REMIC Distribution Account, the Lower-Tier REMIC Distribution Account or the [LOAN-SPECIFIC] REMIC Distribution Account may be invested and, if invested, shall be invested by, and at the risk of, the Certificate Administrator in Permitted Investments selected by the Certificate Administrator which shall mature, unless payable on demand, not later than such time on the Distribution Date which will allow the Certificate Administrator to make withdrawals from the Distribution Account, and any such Permitted Investment shall not be sold or disposed of prior to its maturity unless payable on demand. All such Permitted Investments shall be made in the name of "[CERTIFICATE ADMINISTRATOR], as Certificate Administrator, for the benefit of [TRUSTEE], as Trustee for the Holders of the [TRUST] [TRANSACTION DESIGNATION], Commercial Mortgage Pass-Through Certificates, [SERIES DESIGNATION] as their interests may appear", or in the name of any successor trustee, as Trustee for the Holders of the [TRUST] [TRANSACTION DESIGNATION], Commercial Mortgage Pass-Through Certificates, [SERIES DESIGNATION] as their interests may appear. None of the Trust, the Depositor, the Mortgagors, the Master Servicer or the Special Servicer shall be liable for any loss incurred on such Permitted Investments.

An amount equal to all income and gain realized from any such investment shall be paid to the Certificate Administrator as additional compensation and shall be subject to its

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withdrawal at any time from time to time. The amount of any losses incurred in respect of any such investments shall be for the account of the Certificate Administrator which shall deposit the amount of such loss (to the extent not offset by income from other investments) in the Distribution Accounts, as the case may be, out of its own funds immediately as realized. If the Certificate Administrator deposits in or transfers to the Distribution Accounts, as the case may be, any amount not required to be deposited therein or transferred thereto, it may at any time withdraw such amount or retransfer such amount from the Distribution Accounts, as the case may be, any provision herein to the contrary notwithstanding.

As of the Closing Date, the Interest Reserve Account, the Excess Interest Distribution Account, the Class [EC] Distribution Account, the Upper-Tier REMIC Distribution Account, the Lower-Tier REMIC Distribution Account and the [LOAN-SPECIFIC] REMIC Distribution Account shall be located at the offices of the Certificate Administrator. The Certificate Administrator shall give notice to the Trustee, the Master Servicer and the Depositor of the proposed location of the Interest Reserve Account, the Excess Interest Distribution Account, the Class [EC] Distribution Account, the Upper-Tier REMIC Distribution Account, the Lower-Tier REMIC Distribution Account, the [LOAN-SPECIFIC] REMIC Distribution Account and, if established, the Gain-on-Sale Reserve Account prior to any change thereof.

For the avoidance of doubt, the Collection Account (other than (i) any portion holding Excess Interest and (ii) the Companion Distribution Account, if it is a sub-account of the Collection Account, the Lower-Tier REMIC Distribution Account, the Gain-on-Sale Reserve Account, any Servicing Account, the REO Account, and the Interest Reserve Account (including interest, if any, earned on the investment of funds in such accounts) will be owned by the Lower-Tier REMIC; the Excess Interest Distribution Account (and any portion of the Collection Account holding Excess Interest) (including interest, if any, earned on the investment of funds in such accounts) will be owned by the Grantor Trust for the benefit of the Class [ARD] Certificateholders; the Class [EC] Distribution Account (including interest, if any, earned on the investment of funds in such account) will be owned by the Grantor Trust for the benefit of the Class [EC] Certificateholders; the Companion Distribution Account (including interest, if any, earned on the investment of funds in such account) will be owned by the Companion Holders, as applicable; the Upper-Tier REMIC Distribution Account (including interest, if any, earned on the investment of funds such account) will be owned by the Upper-Tier REMIC; and the [LOAN-SPECIFIC] REMIC Distribution Account (including interest, if any, earned on the investment of funds in such account) will be owned by the [LOAN-SPECIFIC] Trust Subordinate Companion Loan REMIC, each for federal income tax purposes.

(c)   Prior to any Determination Date for the first Collection Period during which Excess Interest is received on any Mortgage Loan, and upon notification from the Master Servicer or Special Servicer pursuant to Section 3.02(d), the Certificate Administrator, on behalf of the Certificateholders, shall establish and maintain the Excess Interest Distribution Account in its own name on behalf of the Trustee in trust for the benefit of the Class [ARD] Certificateholders. The Excess Interest Distribution Account shall be established and maintained as an Eligible Account (or as a subaccount of an Eligible Account). Prior to the applicable Distribution Date, the Master Servicer shall remit to the Certificate Administrator for deposit in the Excess Interest Distribution Account an amount equal to the Excess Interest received prior to the Determination Date for the applicable Collection Period.

(d)   Following the distribution of Excess Interest to Class [ARD] Certificateholders on the first Distribution Date after which there are no longer any Mortgage Loans outstanding which pursuant to their terms could pay Excess Interest, the Certificate Administrator shall terminate the Excess Interest Distribution Account.

(e)   The Certificate Administrator shall establish (upon notice from the Special Servicer of an event occurring that generates Gain-on-Sale Proceeds) and maintain the Gain-on-Sale Reserve Account for the benefit of the Certificateholders. The Gain-on-Sale Reserve Account shall be maintained as an Eligible Account (or as a subaccount of an Eligible Account), separate and apart from trust funds for mortgage pass-through certificates of other series administered by the Certificate Administrator.

Upon the disposition of any REO Property, in accordance with Section 3.09 or Section 3.16, the Special Servicer will calculate the Gain-on-Sale Proceeds, if any, realized that are allocable to the Mortgage Loan or Trust Subordinate Companion Loan, as applicable, in connection with such sale and remit such funds to the Certificate Administrator for deposit into the Gain-on-Sale Reserve Account. In the case of the [LOAN-SPECIFIC] Whole Loan, any Gain-on-Sale Proceeds on such disposition that are allocable to the Trust Subordinate Companion Loan in accordance with the terms of the [LOAN-SPECIFIC] Intercreditor Agreement shall be remitted to the Certificate Administrator for deposit into the [LOAN-SPECIFIC] REMIC Distribution Account. Any gain on such disposition that is allocable to any related Companion Loan in accordance with the terms of the related Intercreditor Agreement shall be remitted to the Companion Paying Agent for deposit into the Companion Distribution Account.

(f)   Any Non-Serviced Gain-on-Sale Proceeds received with respect to any Non-Serviced Mortgage Loan pursuant to the related Non-Serviced Pooling Agreement shall be remitted to the Certificate Administrator for deposit into the Gain-on-Sale Reserve Account.

(g)   The Certificate Administrator shall establish and maintain the Class [EC] Distribution Account, in its own name on behalf of the Trustee, in trust for the benefit of the Holders of the Class [EC] Certificates, which shall be an asset of the Trust and the Grantor Trust, but shall not be an asset of any Trust REMIC. The Class [EC] Distribution Account shall be established and maintained as an Eligible Account or a subaccount of an Eligible Account. The Certificate Administrator shall make or be deemed to have made deposits in and withdrawals from the Class [EC] Distribution Account in accordance with Article IV of this Agreement.

(h)   The Certificate Administrator shall establish and maintain the [LOAN-SPECIFIC] REMIC Distribution Account, in its own name on behalf of the Trustee, in trust for the benefit of the Holders of the Class [LOAN-SPECIFIC] Certificates, which shall be an asset of the Trust and the [LOAN-SPECIFIC] Trust Subordinate Companion Loan REMIC, but shall not be an asset of any other Trust REMICs. The [LOAN-SPECIFIC] REMIC Distribution Account shall be established and maintained as an Eligible Account or a subaccount of an Eligible Account. The Certificate Administrator shall make or be deemed to have made deposits in and withdrawals from the [LOAN-SPECIFIC] REMIC Distribution Account in accordance with Section 3.05 and Article IV of this Agreement.

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(i)   If any Loss of Value Payments are received in connection with a Defect or Breach, as the case may be, pursuant to or as contemplated by Section 3.05(g) of this Agreement, the Special Servicer shall establish and maintain one or more non-interest bearing accounts (collectively, the "Loss of Value Reserve Fund") to be held for the benefit of the Certificateholders, for purposes of holding such Loss of Value Payments. Each account that constitutes the Loss of Value Reserve Fund shall be an Eligible Account or a sub-account of an Eligible Account. The Special Servicer shall, upon receipt, deposit in the Loss of Value Reserve Fund all Loss of Value Payments received by it. The Certificate Administrator shall, based upon information obtained from the CREFC® reports delivered by the Master Servicer pursuant to the terms hereof, account for the Loss of Value Reserve Fund as an outside reserve fund within the meaning of Treasury Regulations Section 1.860G-2(h) and not an asset of either Trust REMIC or the Grantor Trust. Furthermore, for all federal tax purposes, the Certificate Administrator shall (i) treat amounts paid out of the Loss of Value Reserve Fund through the Collection Account to the Certificateholders as contributed to and distributed by the Trust REMICs and (ii) treat any amounts paid out of the Loss of Value Reserve Fund through the Collection Account to a Mortgage Loan Seller as distributions by the Trust to such Mortgage Loan Seller as beneficial owner of the Loss of Value Reserve Fund. The applicable Mortgage Loan Seller will be the beneficial owner of the Loss of Value Reserve Fund for all federal income tax purposes, and shall be taxable on all income earned thereon.

Section 3.05 Permitted Withdrawals from the Collection Account, the Distribution Accounts and the Companion Distribution Account. (a) The Master Servicer may, from time to time, make withdrawals from the Collection Account (or the applicable subaccount of the Collection Account) for any of the following purposes (the following not being an order of priority and without duplication of the same payment or reimbursement):

(i)   (A) no later than 4:00 p.m., New York City time, on each P&I Advance Date, to remit to the Certificate Administrator for deposit in the Lower-Tier REMIC Distribution Account (or the [LOAN-SPECIFIC] REMIC Distribution Account in respect of the Trust Subordinate Companion Loan) and the Excess Interest Distribution Account the amounts required to be remitted pursuant to the first paragraph of Section 3.04(b) or that may be applied to make P&I Advances pursuant to Section 4.03(a); and (B) pursuant to the second paragraph of Section 3.04(b), to remit to the Companion Paying Agent for deposit in the Companion Distribution Account the amounts required to be so deposited with respect to the Companion Loans;

(ii)   (A) to pay itself (or, with respect to any Transferable Servicing Interest, to pay [MASTER SERVICER] if [MASTER SERVICER] is no longer the Master Servicer, any such interest pursuant to Section 3.11(a)) unpaid Servicing Fees in respect of each Mortgage Loan, Trust Subordinate Companion Loan, Companion Loan, Specially Serviced Mortgage Loan, and REO Loan, as applicable, the Master Servicer's rights to payment of Servicing Fees pursuant to this clause (ii)(A) with respect to any Mortgage Loan, related Serviced Companion Loan, Trust Subordinate Companion Loan, Specially Serviced Mortgage Loan or REO Loan, as applicable, being limited to amounts received on or in respect of such Mortgage Loan, Trust Subordinate Companion Loan or related Serviced Companion Loan (whether in the form of payments, Liquidation Proceeds or Insurance and Condemnation Proceeds) or such REO Loan (whether in the form of REO

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Revenues, Liquidation Proceeds or Insurance and Condemnation Proceeds), that are allocable as recovery of interest thereon, (B) to pay the Special Servicer any unpaid Special Servicing Fees, Liquidation Fees and Workout Fees in respect of each Specially Serviced Mortgage Loan or REO Loan or Corrected Loan, as applicable, and any expense incurred by the Special Servicer in connection with performing any inspections pursuant to Section 3.12(a), remaining unpaid *first*, out of related REO Revenues, Liquidation Proceeds, Insurance and Condemnation Proceeds and collections in respect of the related Specially Serviced Mortgage Loan (provided that, in the case of such payment relating to a Serviced Whole Loan or the Trust AB Whole Loan, as applicable, such payment shall be made, subject to the terms of the related Intercreditor Agreement (i) with respect to a Serviced Pari Passu Whole Loan, *pro rata* and *pari passu*, from the related Serviced Pari Passu Mortgage Loan and Serviced Pari Passu Companion Loan, in accordance with their respective Stated Principal Balances, or (ii) with respect to an AB Whole Loan or Trust AB Whole Loan, *first*, from the related AB Subordinate Companion Loan or Trust Subordinate Companion Loan, as applicable, and *then*, from the AB Mortgage Loan or Trust AB Mortgage Loan, as applicable) and *then* out of general collections on the Mortgage Loans and REO Properties, (C) to pay the Operating Advisor (or the Master Servicer, if applicable) any unpaid Operating Advisor Fees or Operating Advisor Consulting Fees in respect of each Mortgage Loan, Specially Serviced Mortgage Loan, REO Loan (other than any related Companion Loan) or Trust Subordinate Companion Loan, as applicable, the Operating Advisor's right to payment of the Operating Advisor Fee or Operating Advisor Consulting Fee pursuant to this clause (ii)(C) with respect to any Mortgage Loan, Specially Serviced Mortgage Loan, REO Loan (other than any related Companion Loan) or Trust Subordinate Companion Loan, as applicable, being limited to amounts received on or in respect of such Mortgage Loan or Trust Subordinate Companion Loan (whether in the form of payments, P&I Advances (solely with respect to the Operating Advisor Fee), Liquidation Proceeds or Insurance and Condemnation Proceeds), such REO Loan (whether in the form of REO Revenues, Liquidation Proceeds or Insurance and Condemnation Proceeds), that are allocable as recovery of interest thereon, and (D) to pay the Asset Representations Reviewer, any unpaid Asset Representations Reviewer Fee payable in connection with any Asset Review that was performed as a result of an Affirmative Asset Review Vote;

(iii)   to reimburse the Trustee and itself, as applicable (in that order), for unreimbursed P&I Advances, the Master Servicer's or the Trustee's right to reimbursement pursuant to this clause (iii) being limited to amounts received which represent Late Collections of interest (net of the related Servicing Fee) on and principal of the particular Mortgage Loans and REO Loans with respect to which P&I Advances were made; provided that with respect to each Serviced Whole Loan, reimbursement of P&I Advances shall be made only from amounts collected with respect to the related Serviced Mortgage Loan and not from any amounts collected with respect to any related Serviced Companion Loan (provided that, with respect to any AB Subordinate Companion Loan or Trust Subordinate Companion Loan, the foregoing shall not limit or otherwise modify the terms of the related Intercreditor Agreement pursuant to which any amounts collected with respect to the related Whole Loan or Trust AB Whole Loan are allocated to the related Serviced Mortgage Loan and AB Subordinate Companion Loan or the related Trust AB Mortgage Loan and Trust Subordinate Companion Loan) prior to

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reimbursement from other funds unrelated to such Serviced Whole Loan on deposit in the Collection Account; provided, further, that if such P&I Advance with respect to a Mortgage Loan becomes a Workout-Delayed Reimbursement Amount, then the maker of such P&I Advance shall additionally, but without duplication, thereafter be entitled to reimbursement for such P&I Advance from the portion of general collections and recoveries on or in respect of the Mortgage Loans and REO Properties on deposit in the Collection Account from time to time that represent collections or recoveries of principal to the extent provided in clause (v) below; and provided, further, that if such Advance becomes a Nonrecoverable Advance, then such Advance shall be reimbursable pursuant to clause (v) below;

(iv)   to reimburse the Trustee, the Special Servicer and itself, as applicable (in that order), for unreimbursed Servicing Advances, the Master Servicer's, the Special Servicer's or the Trustee's respective rights to receive payment pursuant to this clause (iv) with respect to any Mortgage Loan (other than a Non-Serviced Mortgage Loan), Trust Subordinate Companion Loan or any related Companion Loan or any REO Property being limited to, as applicable, related payments, Liquidation Proceeds, Insurance and Condemnation Proceeds and REO Revenues (provided that, in the case of such reimbursement relating to a Serviced Whole Loan or Trust AB Whole Loan, as applicable, such reimbursements shall be made, subject to the terms of the related Intercreditor Agreement (i) with respect to a Serviced Pari Passu Whole Loan, *pro rata* and *pari passu*, from the related Serviced Pari Passu Mortgage Loan and Serviced Pari Passu Companion Loan in accordance with their respective Stated Principal Balances, or (ii) with respect to an AB Whole Loan or Trust AB Whole Loan, *first*, from the related AB Subordinate Companion Loan (if any) or Trust Subordinate Companion Loan, as applicable, and *then*, from any related AB Mortgage Loan or the Trust AB Mortgage Loan, as applicable (provided that, with respect to any AB Subordinate Companion Loan or Trust Subordinate Companion Loan, the foregoing shall not limit or otherwise modify the terms of the related Intercreditor Agreement pursuant to which any amounts collected with respect to the related Whole Loan or Trust AB Whole Loan are allocated to the related Serviced Mortgage Loan and AB Subordinate Companion Loan or the related Trust AB Mortgage Loan and Trust Subordinate Companion Loan)), prior to reimbursement from other funds unrelated to such Serviced Whole Loan on deposit in the Collection Account related to any Mortgage Loan); provided, however, that if such Servicing Advance becomes a Workout-Delayed Reimbursement Amount, then the maker of such Servicing Advance shall additionally, but without duplication, thereafter be entitled to reimbursement for such Servicing Advance from the portion of general collections and recoveries on or in respect of the Mortgage Loans and REO Properties on deposit in the Collection Account from time to time that represent collections or recoveries of principal to the extent provided in clause (v) below; provided, further, that if such Advance becomes a Nonrecoverable Advance, then such Advance shall be reimbursable pursuant to clause (v) below;

(v)   to reimburse the Trustee, the Special Servicer and itself, as applicable (in that order) (1) for Nonrecoverable Advances *first*, out of REO Revenues, Liquidation Proceeds and Insurance and Condemnation Proceeds, if any, received on the related Mortgage Loan, Trust Subordinate Companion Loan and any related Companion Loan

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(with respect to such Companion Loan, only for Nonrecoverable Servicing Advances made with respect thereto), *then*, out of the principal portion of general collections on the Mortgage Loans and REO Properties, *then*, to the extent the principal portion of general collections is insufficient and with respect to such excess only, subject to any exercise of the sole option to defer reimbursement thereof pursuant to Section 3.17(c), out of general collections on the Mortgage Loans and REO Properties, (2) for Workout-Delayed Reimbursement Amounts, out of the principal portion of the general collections on the Mortgage Loans and REO Properties net of such amounts being reimbursed pursuant to (1) above; (provided that, in case of such reimbursement of a Nonrecoverable Servicing Advance relating to a Serviced Whole Loan or Trust AB Whole Loan, as applicable related thereto, such reimbursement shall be made, subject to the terms of the related Intercreditor Agreement (i) with respect to a Serviced Pari Passu Whole Loan, *pro rata* and *pari passu*, from the related Serviced Pari Passu Mortgage Loan and Serviced Pari Passu Companion Loan in accordance with their respective Stated Principal Balances, or (ii) with respect to an AB Whole Loan or Trust AB Whole Loan, *first*, from the related AB Subordinate Companion Loan (if any) or Trust Subordinate Companion Loan, as applicable, and then from the AB Mortgage Loan or Trust AB Mortgage Loan and provided, further, that, in case of such reimbursement with respect to Nonrecoverable Servicing Advances relating to a Serviced Whole Loan, such reimbursement shall be made as described above in this clause (v)(1) and (v)(2), prior to reimbursement from other funds unrelated to such Serviced Whole Loan on deposit in the Collection Account; provided, further, that with respect to a Serviced Mortgage Loan, reimbursement of Nonrecoverable P&I Advances from funds collected from the related Serviced Whole Loan shall be made only from amounts collected with respect to such Serviced Mortgage Loan (and not from any amounts collected with respect to the related Serviced Companion Loan), in accordance with the terms of the related Intercreditor Agreement (provided that, with respect to any Serviced Companion Loan or Trust Subordinate Companion Loan, the foregoing with respect to Nonrecoverable Servicing Advances and Nonrecoverable P&I Advances shall not limit or otherwise modify the terms of the related Intercreditor Agreement pursuant to which any amounts collected with respect to the related Whole Loan or Trust AB Whole Loan, as applicable, are allocated to the related Serviced Mortgage Loan and AB Subordinate Companion Loan or to the related Trust AB Mortgage Loan and Trust Subordinate Companion Loan), prior to reimbursement from other funds unrelated to such Serviced Whole Loan on deposit in the Collection Account related to any Mortgage Loan) or (3) to pay itself, with respect to any Mortgage Loan, Trust Subordinate Companion Loan, any related Companion Loan, if applicable, or REO Property any related earned Servicing Fee that remained unpaid in accordance with clause (ii) above following a Final Recovery Determination made with respect to such Mortgage Loan or REO Property and the deposit into the Collection Account of all amounts received in connection therewith;

(vi)   at such time as it reimburses the Trustee and itself, as applicable (in that order) or any Other Trustee or Other Servicer for a related securitization trust in respect of any Serviced Pari Passu Companion Loan for (a) any unreimbursed P&I Advance (including any such P&I Advance that constitutes a Workout-Delayed Reimbursement Amount) pursuant to clause (iii) or clause (v) above, to pay itself and/or the Trustee or such other servicing party, as applicable, any interest accrued and payable thereon in

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accordance with Sections 4.03(d) and 3.11(d), (b) any unreimbursed Servicing Advances (including any such Servicing Advance that constitutes a Workout-Delayed Reimbursement Amount) pursuant to clause (iv) or clause (v) above, to pay itself, the Special Servicer or the Trustee, or Other Trustee or Other Servicer as the case may be, any interest accrued and payable thereon in accordance with Section 3.03(d) and 3.11(d) or (c) any Nonrecoverable Advances pursuant to clause (v) above, to pay itself, the Special Servicer or the Trustee, or Other Trustee or Other Servicer as the case may be, any interest accrued and payable thereon; provided that in all events, subject to the related Intercreditor Agreement, interest on P&I Advances on any Serviced Mortgage Loan shall not be paid from funds actually distributable to any related Serviced Companion Loan (provided that, with respect to any AB Subordinate Companion Loan, the foregoing shall not limit or otherwise modify the terms of the related Intercreditor Agreement pursuant to which any amounts collected with respect to the related Whole Loan are allocated to the related Serviced Mortgage Loan and AB Subordinate Companion Loan);

(vii)   to reimburse itself, the Special Servicer, Asset Representations Reviewer or the Trustee, as the case may be, for any unreimbursed expenses reasonably incurred by such Person in respect of any Breach or Defect giving rise to a repurchase or substitution obligation of the applicable Mortgage Loan Seller or any other obligation of the Mortgage Loan Seller under Section 5 of the applicable Mortgage Loan Purchase Agreement, including, without limitation, any expenses arising out of the enforcement of the repurchase or substitution obligation or any other obligation of the Mortgage Loan Seller, each such Person's right to reimbursement pursuant to this clause (vii) with respect to any Mortgage Loan or the related Trust Subordinate Companion Loan, as applicable, being limited to that portion of the Purchase Price, the Loss of Value Payment or Substitution Shortfall Amount paid with respect to such Mortgage Loan or related Trust Subordinate Companion Loan, as applicable, that represents such expense in accordance with clause (iv) of the definition of Purchase Price;

(viii)   in accordance with Section 2.03(f), to reimburse itself or the Special Servicer, as the case may be, *first*, out of Liquidation Proceeds, Insurance and Condemnation Proceeds, if any, with respect to the related Mortgage Loan, Trust Subordinate Companion Loan or REO Loan, and *then* out of general collections on the Mortgage Loans and REO Properties, for any unreimbursed expense reasonably incurred by such Person in connection with the enforcement of the applicable Mortgage Loan Seller's obligations under Section 5 of the applicable Mortgage Loan Purchase Agreement, but only to the extent that such expenses are not reimbursable pursuant to clause (vii) above or otherwise; provided that, in case of such reimbursement out of Liquidation Proceeds, and Insurance and Condemnation Proceeds described above relating to a Serviced Whole Loan or Trust AB Whole Loan, as applicable, such reimbursement shall be made, subject to the terms of the related Intercreditor Agreement (i) with respect to a Serviced Pari Passu Whole Loan, *pro rata* and *pari passu*, from the related Serviced Pari Passu Mortgage Loan and Serviced Pari Passu Companion Loan in accordance with their respective Stated Principal Balances or (ii) with respect to an AB Whole Loan or Trust AB Whole Loan, *first*, from the related AB Subordinate Companion Loan (if any) or Trust Subordinate Companion Loan, as applicable, and *then*, from any

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related AB Mortgage Loan or Trust AB Mortgage Loan, as applicable (provided that, with respect to any AB Subordinate Companion Loan or Trust Subordinate Companion Loan, the foregoing shall not limit or otherwise modify the terms of the related Intercreditor Agreement pursuant to which any amounts collected with respect to the related Whole Loan or Trust AB Whole Loan are allocated to the related Serviced Mortgage Loan and AB Subordinate Companion Loan or the related Trust AB Mortgage Loan and Trust Subordinate Companion Loan), in each case, prior to being payable out of general collections with respect to the Mortgage Loans;

(ix) to pay for costs and expenses incurred by the Trust pursuant to Section 3.09(c) *first*, out of REO Revenues, Liquidation Proceeds, Insurance and Condemnation Proceeds with respect to the related Mortgage Loan, Trust Subordinate Companion Loan, Serviced Companion Loan or REO Loan and *then* out of general collections on the Mortgage Loans and REO Properties; provided that, in case of such reimbursement relating to a Serviced Whole Loan or Trust AB Whole Loan, as applicable, such reimbursement shall be made, subject to the terms of the related Intercreditor Agreement (i) with respect to a Serviced Pari Passu Whole Loan, *pro rata* and *pari passu*, from the related Serviced Pari Passu Mortgage Loan and Serviced Pari Passu Companion Loan in accordance with their respective Stated Principal Balances or (ii) with respect to an AB Whole Loan or Trust AB Whole Loan, *first*, from the related AB Subordinate Companion Loan (if any) or Trust Subordinate Companion Loan, as applicable, and *then*, from any related AB Mortgage Loan or Trust AB Mortgage Loan, as applicable (provided that, with respect to any AB Subordinate Companion Loan or Trust Subordinate Companion Loan, the foregoing shall not limit or otherwise modify the terms of the related Intercreditor Agreement pursuant to which any amounts collected with respect to the related Whole Loan or Trust AB Whole Loan are allocated to the related Serviced Mortgage Loan and AB Subordinate Companion Loan or the related Trust AB Mortgage Loan and Trust Subordinate Companion Loan), in each case, prior to being payable out of general collections with respect to the Mortgage Loan;

(x) to pay itself, as additional servicing compensation in accordance with Section 3.11(a), (a) (1) interest and investment income earned in respect of amounts relating to the Trust Fund held in the Collection Account and the Companion Distribution Account as provided in Section 3.06(b) (but only to the extent of the Net Investment Earnings with respect to the Collection Account and the Companion Distribution Account for the period from and including the prior Distribution Date to and including the P&I Advance Date related to such Distribution Date) and (2) Penalty Charges (other than Penalty Charges collected while the related Mortgage Loan, Trust Subordinate Companion Loan and any related Serviced Companion Loan is a Specially Serviced Mortgage Loan), but only to the extent collected from the related Mortgagor and to the extent that all amounts then due and payable with respect to the related Mortgage Loan, Trust Subordinate Companion Loan and any related Serviced Companion Loan have been paid and such Penalty Charges are not needed to pay interest on Advances or costs and expenses incurred by the Trust (other than Special Servicing Fees, Liquidation Fees and Workout Fees) in accordance with Section 3.11(d); and (b) to pay the Special Servicer, as additional servicing compensation in accordance with Section 3.11(c), Penalty Charges collected on Specially Serviced Mortgage Loans (but only to the extent

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collected from the related Mortgagor and to the extent that all amounts then due and payable with respect to the related Specially Serviced Mortgage Loan have been paid and such Penalty Charges are not needed to pay interest on Advances or costs and expenses incurred by the Trust (other than Special Servicing Fees, Liquidation Fees and Workout Fees) in accordance with Section 3.11(d));

(xi)   to recoup any amounts deposited in the Collection Account in error;

(xii)   to pay itself, the Special Servicer, the Depositor, the Operating Advisor, the Asset Representations Reviewer or any of their respective directors, officers, members, managers, employees and agents, or CREFC®, as the case may be, out of general collections, any amounts payable to any such Person pursuant to Section 3.11(g), Section 6.04(a) or Section 6.04(b); provided that, in case of such reimbursement (other than a reimbursement of any amounts payable to CREFC®) relating to a Serviced Whole Loan or Trust AB Whole Loan, as applicable, such reimbursement shall be made, subject to the terms of the related Intercreditor Agreement (i) with respect to a Serviced Pari Passu Whole Loan, *pro rata* and *pari passu*, from the related Serviced Pari Passu Mortgage Loan and Serviced Pari Passu Companion Loan in accordance with their respective Stated Principal Balances or (ii) with respect to an AB Whole Loan or Trust AB Whole Loan, *first*, from the related AB Subordinate Companion Loan (if any) or Trust Subordinate Companion Loan, as applicable, and *then*, from any related AB Mortgage Loan or Trust AB Mortgage Loan, as applicable (provided that, with respect to any AB Subordinate Companion Loan or Trust Subordinate Companion Loan, the foregoing shall not limit or otherwise modify the terms of the related Intercreditor Agreement pursuant to which any amounts collected with respect to the related Whole Loan or Trust AB Whole Loan are allocated to the related Serviced Mortgage Loan and AB Subordinate Companion Loan or the related Trust AB Mortgage Loan and Trust Subordinate Companion Loan), in each case, prior to being payable out of general collections with respect to the Mortgage Loans;

(xiii)   to pay for (a) the cost of the Opinions of Counsel contemplated by Sections 3.09(b), 3.14(a), 3.15(b), 3.18(b), 3.18(d), 3.18(i) and 10.01(f) to the extent payable out of the Trust Fund, (b) the cost of any Opinion of Counsel contemplated by Sections 13.01(a) or Section 13.01(c) in connection with an amendment to this Agreement requested by the Trustee or the Master Servicer, which amendment is in furtherance of the rights and interests of Certificateholders and (c) the cost of obtaining the REO Extension contemplated by Section 3.14(a); provided that, in case of such reimbursement relating to a Serviced Whole Loan or Trust AB Whole Loan, as applicable, such reimbursement shall be made, subject to the terms of the related Intercreditor Agreement (i) with respect to the related Serviced Pari Passu Whole Loan, *pro rata* and *pari passu*, from the related Serviced Pari Passu Mortgage Loan and Serviced Pari Passu Companion Loan in accordance with their respective Stated Principal Balances or (ii) with respect to an AB Whole Loan or Trust AB Whole Loan, *first*, from the related AB Subordinate Companion Loan (if any) or Trust Subordinate Companion Loan, as applicable, and *then*, from any related AB Mortgage Loan or Trust AB Mortgage Loan, as applicable (provided that, with respect to any AB Subordinate Companion Loan or Trust Subordinate Companion Loan, the foregoing shall not limit or

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otherwise modify the terms of the related Intercreditor Agreement pursuant to which any amounts collected with respect to the related Whole Loan or Trust AB Whole Loan are allocated to the related Serviced Mortgage Loan and AB Subordinate Companion Loan or the related Trust AB Mortgage Loan and Trust Subordinate Companion Loan), in each case, prior to being payable out of general collections with respect to the Mortgage Loans;

(xiv)   to pay out of general collections on the Mortgage Loans and the REO Properties any and all federal, state and local taxes imposed on any Trust REMIC, or any of their assets or transactions, together with all incidental costs and expenses, to the extent that none of the Master Servicer, the Special Servicer, the Certificate Administrator or the Trustee is liable therefor pursuant to Section 10.01(g);

(xv)   to reimburse the Certificate Administrator out of general collections on the Mortgage Loans, the Trust Subordinate Companion Loan and REO Properties for expenses incurred by and reimbursable to it by the Trust pursuant to Section 10.01(c);

(xvi)   to pay the applicable Mortgage Loan Seller or any other Person, with respect to each Mortgage Loan, if any (or the related Trust Subordinate Companion Loan, if applicable), previously purchased by such Person pursuant to this Agreement, all amounts received thereon subsequent to the date of purchase relating to periods after the date of purchase; or, in the case of the substitution for a Mortgage Loan by a Mortgage Loan Seller as contemplated by Section 2.03(b), to pay such Mortgage Loan Seller with respect to the replaced Mortgage Loan all amounts received thereon subsequent to the date of substitution, and with respect to the related Qualified Substitute Mortgage Loan(s), all Periodic Payments due thereon during or prior to the month of substitution, in accordance with Section 2.03(b);

(xvii)   to remit to the Certificate Administrator for deposit in the Interest Reserve Account the amounts required to be deposited in the Interest Reserve Account pursuant to Section 3.21;

(xviii)   to reimburse the Operating Advisor for any Operating Advisor Expenses incurred by and reimbursable to it by the Trust pursuant to Section 3.26(i);

(xix)   to reimburse the Asset Representations Reviewer for any fees and expenses reimbursable to it by the Trust pursuant to this Agreement;

(xx)   to remit to the Companion Paying Agent for deposit into the Companion Distribution Account the amounts required to be deposited pursuant to Section 3.04(b) without duplication of amounts remitted to the Companion Paying Agent pursuant to clause (i) above;

(xxi)   to clear and terminate the Collection Account at the termination of this Agreement pursuant to Section 9.01; and

(xxii)   to pay for any expenditures to be borne by the Trust pursuant to the third paragraph of Section 3.03(c).

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Consistent with the above, with respect to the Trust AB Whole Loan, subject to Section 3.05(h) and the terms of the related Intercreditor Agreement, any withdrawals permitted pursuant to this Section 3.05(a), shall be paid or reimbursed (a) *first*, from amounts on deposit allocated to the related Trust Subordinate Companion Loan and *then*, from amounts on deposit allocated to the related Trust AB Mortgage Loan and (b) then from general collections in respect of all other Mortgage Loans.

The Master Servicer shall also be entitled to make withdrawals from time to time, from the Collection Account of amounts necessary for the payments or reimbursement of amounts required to be paid to the applicable Non-Serviced Master Servicer, the applicable Non-Serviced Special Servicer, the applicable Non-Serviced Trustee, the applicable Non-Serviced Paying Agent or any other applicable party to the applicable Non-Serviced Pooling Agreement by the holder of a Non-Serviced Mortgage Loan pursuant to the applicable Non-Serviced Intercreditor Agreement and the applicable Non-Serviced Pooling Agreement.

The Master Servicer shall keep and maintain separate accounting records, on a loan-by-loan and property by property basis when appropriate, for the purpose of justifying any withdrawal from the Collection Account.

The Master Servicer shall pay to the Special Servicer, the Trustee or the Certificate Administrator from the Collection Account amounts permitted to be paid to it therefrom monthly upon receipt of a certificate of a Servicing Officer of the Special Servicer or a Responsible Officer of the Trustee or the Certificate Administrator describing the item and amount to which the Special Servicer, the Trustee or the Certificate Administrator is entitled. The Master Servicer may rely conclusively on any such certificate and shall have no duty to re-calculate the amounts stated therein. The Special Servicer shall keep and maintain separate accounting for each Specially Serviced Mortgage Loan and REO Loan, on a loan-by-loan and property-by-property basis, for the purpose of justifying any request for withdrawal from the Collection Account.

Notwithstanding anything to the contrary in this Section 3.05 or elsewhere in this Agreement, no amounts payable or reimbursable to the Master Servicer, the Special Servicer, the Trustee, the Certificate Administrator or the Operating Advisor out of general collections that do not specifically relate to a Serviced Whole Loan or Trust AB Whole Loan, as applicable may be reimbursable from amounts that would otherwise be payable to the related Companion Loan or Trust Subordinate Companion Loan, as applicable; provided, however, that amounts payable or reimbursable to the Master Servicer, the Special Servicer, the Trustee, the Certificate Administrator or the Operating Advisor with regard to the Trust AB Whole Loan are reimbursable from general collections on the Mortgage Loans.

(b)   The Certificate Administrator may, from time to time, make withdrawals from the Lower-Tier REMIC Distribution Account for any of the following purposes (the following not being an order of priority):

(i)   to be deemed to make deposits of the Lower-Tier Distribution Amount pursuant to Section 4.01(c) and the amount of any Yield Maintenance Charges distributable pursuant to Section 4.01(e) in the Upper-Tier REMIC Distribution Account,

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and to make distributions on the Class [R] Certificates in respect of the Class LR Interest pursuant to Section 4.01(c);

(ii)   to pay to the Trustee and the Certificate Administrator or any of their directors, officers, employees and agents, as the case may be, any amounts payable or reimbursable to any such Person with respect to the Mortgage Loans pursuant to Section 8.05(b);

(iii)   to pay the Certificate Administrator and the Trustee, the Certificate Administrator Fee and the Trustee Fee, as applicable, as contemplated by Section 8.05(a) hereof with respect to the Mortgage Loans;

(iv)   to pay for the cost (without duplication) of the Opinions of Counsel sought by (A) the Trustee or the Certificate Administrator as provided in clause (vi) of the definition of "Disqualified Organization," (B) the Trustee, the Certificate Administrator, the Master Servicer or the Special Servicer as contemplated by Section 3.18(d), (C) the Trustee or the Certificate Administrator as contemplated by Section 5.08(c) or Section 8.02(ii) to the extent payable out of the Trust Fund, (D) the Trustee, the Certificate Administrator, the Master Servicer or the Special Servicer as contemplated by Section 10.01(f) or Section 10.01(l) to the extent payable out of the Trust Fund, or (E) the Trustee, the Certificate Administrator, the Master Servicer or the Special Servicer as contemplated by Section 13.01(a) or Section 13.01(c) in connection with any amendment to this Agreement requested by the Trustee or the Certificate Administrator, which amendment is in furtherance of the rights and interests of Certificateholders, in each case, to the extent not paid pursuant to Section 13.01(g);

(v)   to pay any and all federal, state and local taxes imposed on the Lower-Tier REMIC or the Upper-Tier REMIC or on the assets or transactions of any such REMIC, together with all incidental costs and expenses, to the extent none of the Trustee, the Certificate Administrator, the REMIC Administrator, the Master Servicer or the Special Servicer is liable therefor pursuant to Section 10.01(g);

(vi)   to pay the REMIC Administrator any amounts reimbursable to it pursuant to Section 10.01(c) with respect to the Lower-Tier REMIC or the Upper-Tier REMIC;

(vii)   to pay to the Master Servicer any amounts deposited by the Master Servicer in the Distribution Accounts not required to be deposited therein; and

(viii)   to clear and terminate the Lower-Tier REMIC Distribution Account at the termination of this Agreement pursuant to Section 9.01.

(c)   The Certificate Administrator shall, on any Distribution Date, make withdrawals from the Excess Interest Distribution Account to the extent required to make the distributions of Excess Interest required by Section 4.01(j).

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(d)   The Certificate Administrator shall make, or be deemed to make, withdrawals from the Upper-Tier REMIC Distribution Account for any of the following purposes:

(i)   to make distributions to Certificateholders holding Regular Certificates (and on the Class UR Interest in the case of the Class [R] Certificates) to the Class [EC] Distribution Account in respect of the uncertificated regular interests in the Upper-Tier REMIC represented by any Exchangeable Certificates that have been exchanged for and converted to Class [EC] Certificates (for distribution to the Class [EC] Certificates pursuant to Section 4.01) on each Distribution Date pursuant to Section 4.01 or Section 9.01, as applicable, subject to the next-to-last paragraph of Section 3.04(b); and

(ii)   to clear and terminate the Upper-Tier REMIC Distribution Account at the termination of this Agreement pursuant to Section 9.01.

(e)   The Certificate Administrator shall make, or be deemed to make, withdrawals from the Class [EC] Distribution Account for any of the following purposes:

(i)   to make distributions to Certificateholders holding Class [EC] Certificates pursuant to Section 4.01 or Section 9.01, as applicable, subject to the next-to-last paragraph of Section 3.04(b); and

(ii)   to clear and terminate the Class [EC] Distribution Account at the termination of this Agreement pursuant to Section 9.01.

(f)   Notwithstanding anything herein to the contrary, with respect to any Mortgage Loan, (i) if amounts on deposit in the Collection Account and the Lower-Tier REMIC Distribution Account are not sufficient to pay the full amount of the Servicing Fee listed in Section 3.05(a)(ii), the Operating Advisor Fee listed in Section 3.05(a)(ii) and the Certificate Administrator Fee listed in Section 3.05(b)(ii) and (b)(iii), then the Certificate Administrator Fee shall be paid in full prior to the payment of any Servicing Fees payable under Section 3.05(a)(ii) and then, after payment of Servicing Fees, the Operating Advisor Fees payable under Section 3.05(a)(ii) and in the event that amounts on deposit in the Collection Account and the Lower-Tier REMIC Distribution Account are not sufficient to pay the full amount of such Certificate Administrator Fee, the Certificate Administrator shall be paid based on the amount of such fees and (ii) if amounts on deposit in the Collection Account are not sufficient to reimburse the full amount of Advances and interest thereon listed in Sections 3.05(a)(iii), (a)(iv), (a)(v) and (a)(vi), then reimbursements shall be paid *first* to the Certificate Administrator and to the Trustee, *pro rata*, *second* to the Special Servicer, *third* to the Master Servicer and *then* to the Operating Advisor.

(g)   If any Loss of Value Payments are deposited into the Loss of Value Reserve Fund with respect to any Mortgage Loan or any related Serviced REO Property, then the Special Servicer shall, promptly upon written direction from the Master Servicer (provided that, (1) with respect to clause (iv) below, the Special Servicer shall have provided notice to the Master Servicer of the occurrence of such liquidation event and (2) with respect to clause (v) below, the Certificate Administrator shall have provided the Master Servicer and the

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Special Servicer with five Business Days' prior notice of such final Distribution Date), transfer such Loss of Value Payments (up to the remaining portion thereof) from the Loss of Value Reserve Fund to the Master Servicer for deposit into the Collection Account for the following purposes:

(i)   to reimburse the Master Servicer or the Trustee, in accordance with Section 3.05(a) of this Agreement, for any Nonrecoverable Advance made by such party with respect to such Mortgage Loan or any related Serviced REO Property (together with any interest on such Advances);

(ii)   to pay, in accordance with Section 3.05(a) of this Agreement, or to reimburse the Trust for the prior payment of, any expense or Liquidation Fee relating to such Mortgage Loan or any related Serviced REO Property that constitutes or, if not paid out of such Loss of Value Payments, would constitute an additional expense of the Trust;

(iii)   to offset any portion of Realized Losses that are attributable to such Mortgage Loan or related REO Property, as the case may be (as calculated without regard to the application of such Loss of Value Payments), incurred with respect to such Mortgage Loan or any related successor REO Loan;

(iv)   following the occurrence of a liquidation event with respect to such Mortgage Loan or any related Serviced REO Property and any related transfers from the Loss of Value Reserve Fund with respect to the items contemplated by the immediately preceding clauses (i)-(iii) as to such Mortgage Loan, to cover the items contemplated by the immediately preceding clauses (i)-(iii) in respect of any other Mortgage Loan or Serviced REO Loan; and

(v)   On the final Distribution Date after all distributions have been made as set forth in clause (i) through (iv) above, to each Mortgage Loan Seller, its *pro rata* share, based on the amount that it contributed, net of any amount contributed by such Mortgage Loan Seller that was used pursuant to clauses (i)-(iii) to offset any portion of Realized Losses that are attributable to such Mortgage Loan or related REO Property, as the case may be, additional trust fund expenses or any Nonrecoverable Advances incurred with respect to the Mortgage Loan related to such contribution.

(h)   Any Loss of Value Payments transferred to the Collection Account pursuant to clauses (g)(i)-(g)(iii) of the prior paragraph shall be treated as Liquidation Proceeds received by the Trust in respect of the related Mortgage Loan or any successor REO Loan with respect thereto for which such Loss of Value Payments were received; [and any Loss of Value Payments transferred to the Collection Account pursuant to clause (g)(iv) of the prior paragraph shall be treated as Liquidation Proceeds received by the Trust in respect of the related Mortgage Loan or REO Loan for which such Loss of Value Payments are being transferred to the Collection Account to cover an item contemplated by clauses (g)(i)-(g)(iv) of the prior paragraph]

(i)   The Companion Paying Agent may, from time to time, make withdrawals from the Companion Distribution Account to make distributions pursuant to Section 4.01(k).

(j)   The Certificate Administrator, on behalf of the Trustee, may, from time to time, make withdrawals from the [LOAN-SPECIFIC] REMIC Distribution Account for any of the following purposes:

(i)   to make distributions to the Holders of Class [LOAN-SPECIFIC] Certificates and the Class [R] Certificates (in respect of the [LOAN-SPECIFIC]-R Interest) on each Distribution Date pursuant to Section 4.01(b) or Section 9.01, as applicable;

(ii)   to pay to the Trustee and the Certificate Administrator or any of their directors, officers, employees and agents, as the case may be, any amounts payable or reimbursable to any such Person, with respect to the Trust Subordinate Companion Loan pursuant to Section 8.05(b);

(iii)   to pay for the cost (without duplication) of the Opinions of Counsel sought by the Trustee or the Certificate Administrator (A) as provided in clause (vi) of the definition of "Disqualified Organization," (B) as contemplated by Sections 3.18(d), 5.08(c), 8.02(ii), 10.01(f) and 10.01(l) to the extent payable out of the Trust Fund, or (C) as contemplated by Section 13.01(a) or Section 13.01(c) in connection with any amendment to this Agreement requested by the Trustee or the Certificate Administrator, which amendment is in furtherance of the rights and interests of Holders of the Class [LOAN-SPECIFIC] Certificates, in each case, to the extent not paid pursuant to Section 13.01(g);

(iv)   to pay any and all federal, state and local taxes imposed on the [LOAN-SPECIFIC] Trust Subordinate Companion Loan REMIC or on the assets or transactions of such REMIC, together with all incidental costs and expenses, to the extent none of the Trustee, the Certificate Administrator, the REMIC Administrator, the Master Servicer or the Special Servicer is liable therefor pursuant to Section 10.01(g) with respect to the [LOAN-SPECIFIC] Trust Subordinate Companion Loan REMIC;

(v)   to pay the REMIC Administrator any amounts reimbursable to it pursuant to Section 10.01(c) with respect to the [LOAN-SPECIFIC] Trust Subordinate Companion Loan REMIC;

(vi)   to pay to the Master Servicer any amounts deposited by the Master Servicer in the [LOAN-SPECIFIC] REMIC Distribution Account not required to be deposited therein;

(vii)   to clear and terminate the [LOAN-SPECIFIC] REMIC Distribution Account at the termination of this Agreement pursuant to Section 9.01; and

(viii)   consistent with the above, with respect to the Trust AB Whole Loan, subject to Section 3.05(a)(i), any withdrawals permitted pursuant to this Section 3.05(h), shall be paid or reimbursed (a) *first*, from amounts on deposit allocated to the related Trust Subordinate Companion Loan and *then*, from amounts on deposit allocated to the related Trust AB Mortgage Loan and (b) then from general collections in respect of all other Mortgage Loans.

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Section 3.06 <u>Investment of Funds in the Collection Account and the REO Account</u>. (a) The Master Servicer may direct any depository institution maintaining the Collection Account, the Companion Distribution Account, or any Servicing Account (for purposes of this <u>Section 3.06</u>, an "<u>Investment Account</u>"), the Special Servicer may direct any depository institution maintaining the REO Account (also for purposes of this <u>Section 3.06</u>, an "<u>Investment Account</u>") to invest or if it is such depository institution, may itself invest, the funds held therein, only in one or more Permitted Investments bearing interest or sold at a discount, and maturing, unless payable on demand, (i) no later than the Business Day immediately preceding the next succeeding date on which funds are required to be withdrawn from such account pursuant to this Agreement, if a Person other than the depository institution maintaining such account is the obligor thereon and (ii) no later than the date on which funds are required to be withdrawn from such account pursuant to this Agreement, if the depository institution maintaining such account is the obligor thereon. All such Permitted Investments shall be held to maturity, unless payable on demand. Any funds held in an Investment Account shall be held in the name of the Master Servicer or the Special Servicer, as applicable, on behalf of the Trustee (in its capacity as such) for the benefit of the Certificateholders. The Master Servicer (in the case of the Collection Account, the Companion Distribution Account or any Servicing Account maintained by or for the Master Servicer), the Special Servicer (in the case of the REO Account, Loss of Value Reserve Fund or any Servicing Account maintained by or for the Special Servicer) on behalf of the Trustee, shall maintain continuous physical possession of any Permitted Investment of amounts in the Collection Account, the Companion Distribution Account, the Servicing Accounts, Loss of Value Reserve Fund or REO Account, as applicable, that is either (i) a "certificated security," as such term is defined in the UCC (such that the Trustee shall have control pursuant to Section 8-106 of the UCC) or (ii) other property in which a secured party may perfect its security interest by physical possession under the UCC or any other applicable law. In the case of any Permitted Investment held in the form of a "security entitlement" (within the meaning of Section 8-102(a)(17) of the UCC), the Master Servicer or the Special Servicer, as applicable, shall take or cause to be taken such action as the Trustee deems reasonably necessary to cause the Trustee to have control over such security entitlement. In the event amounts on deposit in an Investment Account are at any time invested in a Permitted Investment payable on demand, the Master Servicer (in the case of the Collection Account, the Companion Distribution Account or any Servicing Account maintained by or for the Master Servicer) or the Special Servicer (in the case of the REO Account or any Servicing Account maintained by or for the Special Servicer) shall:

(i) consistent with any notice required to be given thereunder, demand that payment thereon be made on the last day such Permitted Investment may otherwise mature hereunder in an amount equal to the lesser of (a) all amounts then payable thereunder and (b) the amount required to be withdrawn on such date; and

(ii) demand payment of all amounts due thereunder promptly upon determination by the Master Servicer, the Special Servicer, the Certificate Administrator or the Trustee, as the case may be, that such Permitted Investment would not constitute a Permitted Investment in respect of funds thereafter on deposit in the Investment Account.

(b) Interest and investment income realized on funds deposited in the Collection Account, the Companion Distribution Account or any Servicing Account maintained

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by or for the Master Servicer to the extent of the Net Investment Earnings, if any, with respect to such account for the period from and including the prior Distribution Date to and including the P&I Advance Date related to the current Distribution Date, shall be for the sole and exclusive benefit of the Master Servicer to the extent (with respect to Servicing Accounts) not required to be paid to the related Mortgagor and shall be subject to its withdrawal, or withdrawal at its direction, in accordance with Section 3.03 or Section 3.05(a), as the case may be. Interest and investment income realized on funds deposited in the REO Account, Loss of Value Reserve Fund or any Servicing Account maintained by or for the Special Servicer, to the extent of the Net Investment Earnings, if any, with respect to such account for each period from and including any Distribution Date to and including the immediately succeeding P&I Advance Date, shall be for the sole and exclusive benefit of the Special Servicer and shall be subject to its withdrawal in accordance with Section 3.14(c). In the event that any loss shall be incurred in respect of any Permitted Investment (as to which the Master Servicer or Special Servicer, as applicable, would have been entitled to any Net Investment Earnings hereunder) directed to be made by the Master Servicer or Special Servicer, as applicable, and on deposit in any of the Collection Account, the Companion Distribution Account, the Servicing Account, Loss of Value Reserve Fund or the REO Account, the Master Servicer (in the case of the Collection Account, the Companion Distribution Account or any Servicing Account maintained by or for the Master Servicer), the Special Servicer (in the case of the REO Account, Loss of Value Reserve Fund or any Servicing Account maintained by or for the Special Servicer) shall deposit therein, no later than the P&I Advance Date, without right of reimbursement, the amount of Net Investment Loss, if any, with respect to such account for the period from and including the prior Distribution Date to and including the P&I Advance Date related to the current Distribution Date; provided that neither the Master Servicer nor the Special Servicer shall be required to deposit any loss on an investment of funds in an Investment Account if such loss is incurred solely as a result of the insolvency of the federal or state chartered depository institution or trust company that holds such Investment Account, so long as such depository institution or trust company satisfied the qualifications set forth in the definition of Eligible Account at the time such investment was made (and, with respect to the Master Servicer, such federal or state chartered depository institution or trust company is not an Affiliate of the Master Servicer unless such depository institution or trust company satisfied the qualification set forth in the definition of Eligible Account both (x) at the time the investment was made and (y) thirty (30) days prior to such insolvency).

(c) Except as otherwise expressly provided in this Agreement, if any default occurs in the making of a payment due under any Permitted Investment, or if a default occurs in any other performance required under any Permitted Investment, the Master Servicer may and, upon the request of Holders of Certificates entitled to a majority of the Voting Rights allocated to any Class shall, take such action as may be appropriate to enforce such payment or performance, including the institution and prosecution of appropriate proceedings.

Section 3.07 Maintenance of Insurance Policies; Errors and Omissions and Fidelity Coverage. (a) The Master Servicer (with respect to the Mortgage Loans and the Trust Subordinate Companion Loan (other than a Non-Serviced Mortgage Loan) and any related Serviced Companion Loan) shall use its efforts consistent with the Servicing Standard to cause the Mortgagor to maintain (other than with respect to a Non-Serviced Mortgage Loan), and the Special Servicer (with respect to REO Properties other than any Non-Serviced Mortgaged

Properties) shall maintain, to the extent required by the terms of the related Mortgage Loan documents, all insurance coverage as is required under the related Mortgage Loan documents except to the extent that the failure of the related Mortgagor to do so is an Acceptable Insurance Default (and except as provided in the next sentence with respect to the Master Servicer or Special Servicer, as applicable). If the Mortgagor does not so maintain such insurance coverage, subject to its recoverability determination with respect to any required Servicing Advance, the Master Servicer (with respect to the Mortgage Loans (other than a Non-Serviced Mortgage Loan), Trust Subordinate Companion Loan and any related Serviced Companion Loan) or the Special Servicer (with respect to REO Properties other than a Non-Serviced Mortgaged Property) shall maintain all insurance coverage as is required under the related Mortgage, but only in the event the Trustee has an insurable interest therein and such insurance is available to the Master Servicer or the Special Servicer and, if available, can be obtained at commercially reasonable rates, as determined (prior to the occurrence and continuance of any Control Termination Event, any determination that such insurance coverage is not available or not available at commercially reasonable rates to be made with the consent of the Directing Certificateholder (or, with respect to any Serviced AB Whole Loan or Trust AB Whole Loan, prior to the occurrence and continuance of a related AB Control Appraisal Period, with the consent of the holder of the related AB Subordinate Companion Loan or the related Subordinate Loan-Specific Directing Certificateholder, as applicable)) by the Master Servicer (with respect to the Mortgage Loans and the Trust Subordinate Companion Loan (other than a Non-Serviced Mortgage Loan) and any related Serviced Companion Loan) or the Special Servicer (with respect to REO Properties other than any Non-Serviced Mortgaged Property) except to the extent that the failure of the related Mortgagor to do so is an Acceptable Insurance Default as determined by the Special Servicer; provided, however, that if any Mortgage permits the holder thereof to dictate to the Mortgagor the insurance coverage to be maintained on such Mortgaged Property, the Master Servicer or, with respect to REO Property, the Special Servicer, as applicable, shall impose or maintain, as applicable, such insurance requirements as are consistent with the Servicing Standard taking into account the insurance in place at the closing of the Mortgage Loan, provided that, with respect to the immediately preceding proviso, the Master Servicer will be obligated to use efforts consistent with the Servicing Standard to cause the Mortgagor to maintain (or to itself maintain) insurance against property damage resulting from terrorist or similar acts unless the Mortgagor's failure is an Acceptable Insurance Default (as determined by the Special Servicer with (unless a Control Termination Event has occurred and is continuing) the consent of the Directing Certificateholder) and only in the event the Trustee has an insurable interest therein and such insurance is available to the Master Servicer and, if available, can be obtained at commercially reasonable rates. The Master Servicer and Special Servicer shall be entitled to rely on insurance consultants (at the applicable servicer's expense) in determining whether any insurance is available at commercially reasonable rates. Subject to Section 3.15(a) and the costs of such insurance being reimbursed or paid to the Special Servicer as provided in the third-to-last sentence of this paragraph, the Special Servicer shall maintain for each REO Property (other than any Non-Serviced Mortgaged Property) no less insurance coverage than was previously required of the Mortgagor under the related Mortgage Loan documents unless the Special Servicer determines (prior to the occurrence and continuance of a Control Termination Event, with the consent of the Directing Certificateholder) that such insurance is not available at commercially reasonable rates or that the Trustee does not have an insurable interest, in which case the Master Servicer shall be entitled to conclusively rely on the Special Servicer's determination. All

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Insurance Policies maintained by the Master Servicer or the Special Servicer shall (i) contain a "standard" mortgagee clause, with loss payable to the Master Servicer on behalf of the Trustee (in the case of insurance maintained in respect of Mortgage Loans (other than any Non-Serviced Mortgage Loan), including any related Serviced Companion Loan, other than REO Properties) or to the Special Servicer on behalf of the Trustee (in the case of insurance maintained in respect of REO Properties), (ii) be in the name of the Trustee (in the case of insurance maintained in respect of REO Properties), (iii) include coverage in an amount not less than the lesser of (x) the full replacement cost of the improvements securing Mortgaged Property or the REO Property, as applicable, and (y) the outstanding principal balance owing on the related Mortgage Loan (including any related Serviced Companion Loan) or REO Loan, as applicable, and in any event, the amount necessary to avoid the operation of any co-insurance provisions, (iv) include a replacement cost endorsement providing no deduction for depreciation (unless such endorsement is not permitted under the related Mortgage Loan documents), (v) be noncancelable without thirty (30) days prior written notice to the insured party (except in the case of nonpayment, in which case such policy shall not be cancelled without ten (10) days prior notice) and (vi) subject to the first proviso in the second sentence of this Section 3.07(a), be issued by a Qualified Insurer authorized under applicable law to issue such Insurance Policies. Any amounts collected by the Master Servicer or Special Servicer under any such Insurance Policies (other than amounts to be applied to the restoration or repair of the related Mortgaged Property or REO Property or amounts to be released to the related Mortgagor, in each case in accordance with the Servicing Standard and the provisions of the related Mortgage Loan documents) shall be deposited in the Collection Account, subject to withdrawal pursuant to Section 3.05(a). Any costs incurred by the Master Servicer in maintaining any such Insurance Policies in respect of Mortgage Loans (including any related Serviced Companion Loan) (other than REO Properties and other than any Non-Serviced Mortgage Loan) (i) if the Mortgagor defaults on its obligation to do so, shall be advanced by the Master Servicer as a Servicing Advance (so long as such Advance would not be a Nonrecoverable Advance and if such Advance would be a Nonrecoverable Advance then such cost shall instead be paid out of the Collection Account) and will be charged to the related Mortgagor and (ii) shall not, for purposes of calculating monthly distributions to Certificateholders, be added to the unpaid principal balance of the related Mortgage Loan, Trust Subordinate Companion Loan and Serviced Companion Loan (if any), notwithstanding that the terms of such Mortgage Loan, Trust Subordinate Companion Loan or Serviced Companion Loan so permit. Any cost incurred by the Special Servicer in maintaining any such Insurance Policies with respect to REO Properties shall be an expense of the Trust payable out of the related REO Account pursuant to Section 3.14(c) or, if the amount on deposit therein is insufficient therefor, advanced by the Master Servicer as a Servicing Advance (so long as such Advance would not be a Nonrecoverable Advance and if such Advance would be a Nonrecoverable Advance then such cost shall instead be paid out of the Collection Account). The foregoing provisions of this Section 3.07 shall apply to any Serviced Whole Loan or Trust AB Whole Loan as if it were a single "Mortgage Loan". Notwithstanding any provision to the contrary, the Master Servicer will not be required to maintain, and will not be in default for failing to obtain, any earthquake or environmental insurance on any Mortgaged Property unless such insurance was required at the time of origination of the related Mortgage Loan and is currently available at commercially reasonable rates.

Notwithstanding the foregoing, with respect to the Mortgage Loans (other than a Non-Serviced Mortgage Loan) and any related Serviced Companion Loan that either (x) require the Mortgagor to maintain "all risk" property insurance (and do not expressly permit an exclusion for terrorism) or (y) contain provisions generally requiring the applicable Mortgagor to maintain insurance in types and against such risks as the holder of such Mortgage Loan (including any related Trust Subordinate Companion Loan or Serviced Companion Loan) reasonably requires from time to time in order to protect its interests, the Master Servicer will be required to, consistent with the Servicing Standard, (A) monitor in accordance with the Servicing Standard whether the insurance policies for the related Mortgaged Property contain Additional Exclusions, (B) request the Mortgagor to either purchase insurance against the risks specified in the Additional Exclusions or provide an explanation as to its reasons for failing to purchase such insurance and (C) notify the Special Servicer if it has knowledge that any insurance policy contains Additional Exclusions or if it has knowledge (such knowledge to be based upon the Master Servicer's compliance with the immediately preceding clauses (A) and (B) above) that any Mortgagor fails to purchase the insurance requested to be purchased by the Master Servicer pursuant to clause (B) above. If the Special Servicer determines in accordance with the Servicing Standard that such failure is not an Acceptable Insurance Default, the Special Servicer shall notify the Master Servicer and the Master Servicer shall use efforts consistent with the Servicing Standard to cause such insurance to be maintained. The Special Servicer (at the expense of the Trust) shall be entitled to rely on insurance consultants in making such determinations. The Master Servicer shall be entitled to rely on insurance consultants (at the expense of such Master Servicer) in determining whether Additional Exclusions exist. Furthermore, the Special Servicer shall promptly deliver such conclusions in writing to the 17g-5 Information Provider for posting to the 17g-5 Information Provider's Website for those Mortgage Loans that (i) have one of the ten (10) highest outstanding Stated Principal Balances of all of the Mortgage Loans then included in the Trust or (ii) comprise more than 5% of the outstanding Stated Principal Balance of the Mortgage Loans then included in the Trust. During the period that the Special Servicer is evaluating the availability of such insurance or waiting for a response from the Directing Certificateholder, neither the Master Servicer nor the Special Servicer will be liable for any loss related to its failure to require the Mortgagor to maintain such insurance and will not be in default of its obligations as a result of such failure unless the Master Servicer or the Special Servicer is required to take any immediate action pursuant to the Servicing Standard or other servicing requirements of this Agreement and the Master Servicer will not itself maintain such insurance or cause such insurance to be maintained.

(b)   (i) If the Master Servicer or the Special Servicer shall obtain and maintain a blanket Insurance Policy with a Qualified Insurer insuring against fire and hazard losses on all of the Mortgage Loans (including any related Trust Subordinate Companion Loan or Serviced Companion Loan, but excluding any Non-Serviced Mortgage Loan) or REO Properties (other than with respect to a Non-Serviced Mortgaged Property), as the case may be, required to be serviced and administered hereunder, then, to the extent such Insurance Policy provides protection equivalent to the individual policies otherwise required, the Master Servicer or the Special Servicer shall conclusively be deemed to have satisfied its obligation to cause fire and hazard insurance to be maintained on the related Mortgaged Properties or REO Properties. Such Insurance Policy may contain a deductible clause, in which case the Master Servicer or the Special Servicer shall, if there shall not have been maintained on the related Mortgaged Property or REO Property a fire and hazard Insurance Policy complying with the requirements of Section 3.07(a), and there shall have been one or more losses which would have been covered by such Insurance Policy, promptly deposit into the Collection Account from its own funds the

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amount of such loss or losses that would have been covered under the individual policy but are not covered under the blanket Insurance Policy because of such deductible clause to the extent that any such deductible exceeds the deductible limitation that pertained to the related Mortgage Loan (including any related Trust Subordinate Companion Loan or Serviced Companion Loan), or in the absence of such deductible limitation, the deductible limitation which is consistent with the Servicing Standard. In connection with its activities as administrator and Master Servicer of the Mortgage Loans, Trust Subordinate Companion Loan or any Serviced Companion Loans, the Master Servicer agrees to prepare and present, on behalf of itself, the Trustee and Certificateholders, claims under any such blanket Insurance Policy in a timely fashion in accordance with the terms of such policy. The Special Servicer, to the extent consistent with the Servicing Standard, may maintain, earthquake insurance on REO Properties (other than with respect to a Non-Serviced Mortgaged Property), provided coverage is available at commercially reasonable rates, the cost of which shall be a Servicing Advance.

(ii)   If the Master Servicer or the Special Servicer shall cause any Mortgaged Property or REO Property to be covered by a master single interest or force-placed insurance policy with a Qualified Insurer naming the Master Servicer or the Special Servicer on behalf of the Trustee as the loss payee, then to the extent such Insurance Policy provides protection equivalent to the individual policies otherwise required, the Master Servicer or the Special Servicer shall conclusively be deemed to have satisfied its obligation to cause such insurance to be maintained on the related Mortgaged Properties and REO Properties. In the event the Master Servicer or the Special Servicer shall cause any Mortgaged Property or REO Property to be covered by such master single interest or force-placed insurance policy, the incremental costs of such insurance applicable to such Mortgaged Property or REO Property (i.e., other than any minimum or standby premium payable for such policy whether or not any Mortgaged Property or REO Property is covered thereby) shall be paid by the Master Servicer as a Servicing Advance. Such master single interest or force-placed policy may contain a deductible clause, in which case the Master Servicer or the Special Servicer shall, in the event that there shall not have been maintained on the related Mortgaged Property or REO Property a policy otherwise complying with the provisions of Section 3.07(a), and there shall have been one or more losses which would have been covered by such policy had it been maintained, deposit into the Collection Account from its own funds the amount not otherwise payable under the master single or force-placed interest policy because of such deductible clause, to the extent that any such deductible exceeds the deductible limitation that pertained to the related Mortgage Loan, including any related Trust Subordinate Companion Loan, Serviced Companion Loan, or, in the absence of any such deductible limitation, the deductible limitation which is consistent with the Servicing Standard.

(c)   Each of the Master Servicer, the Special Servicer, [the Operating Advisor and the Asset Representations Reviewer] shall obtain and maintain at its own expense and keep in full force and effect throughout the term of this Agreement a blanket fidelity bond and an errors and omissions Insurance Policy with a Qualified Insurer covering the Master Servicer's and the Special Servicer's, as applicable, officers and employees acting on behalf of the Master Servicer and the Special Servicer in connection with its activities under this Agreement. Notwithstanding the foregoing, so long as the long-term debt or the deposit obligations or claims-paying ability of the Master Servicer (or its immediate or remote parent), the Special

Servicer (or its immediate or remote parent), [the Operating Advisor (or its immediate or remote parent) or the Asset Representations Reviewer (or its immediate or remote parent)], as applicable, is rated at least "[___]" by [_____], the Master Servicer (or its public parent), [the Operating Advisor (or its public parent) or the Asset Representations Reviewer (or its public parent)], the Special Servicer (or its public parent), as applicable, shall be allowed to provide self-insurance with respect to a fidelity bond and an "errors and omissions" Insurance Policy. Such amount of coverage shall be in such form and amount as are consistent with the Servicing Standard. Coverage of the Master Servicer or the Special Servicer under a policy or bond obtained by an Affiliate of the Master Servicer or the Special Servicer and providing the coverage required by this Section 3.07(c) shall satisfy the requirements of this Section 3.07(c). The Special Servicer and the Master Servicer will promptly report in writing to the Trustee any material changes that may occur in their respective fidelity bonds, if any, and/or their respective errors and omissions Insurance Policies, as the case may be, and will furnish to the Trustee copies of all binders and policies or certificates evidencing that such bonds, if any, and insurance policies are in full force and effect.

(d)   At the time the Master Servicer determines in accordance with the Servicing Standard that any Mortgaged Property (other than a Non-Serviced Mortgaged Property) is in a federally designated special flood hazard area (and such flood insurance has been made available), the Master Servicer will use efforts consistent with the Servicing Standard to cause the related Mortgagor (in accordance with applicable law and the terms of the Mortgage Loan, Trust Subordinate Companion Loan and related Serviced Companion Loan documents) to maintain, and, if the related Mortgagor shall default in its obligation to so maintain, shall itself maintain to the extent available at commercially reasonable rates (as determined by the Master Servicer in accordance with the Servicing Standard and to the extent the Trustee, as mortgagee, has an insurable interest therein), flood insurance in respect thereof, but only to the extent the related Mortgage Loan (other than a Non-Serviced Mortgage Loan) or related Serviced Companion Loan permits the mortgagee to require such coverage and the maintenance of such coverage is consistent with the Servicing Standard. Such flood insurance shall be in an amount equal to the lesser of (i) the unpaid principal balance of the related Mortgage Loan (and any related Serviced Companion Loan or Trust Subordinate Companion Loan, if applicable), and (ii) the maximum amount of insurance which is available under the National Flood Insurance Act of 1968, as amended, plus such additional excess flood coverage with respect to the Mortgaged Property, if any, in an amount consistent with the Servicing Standard. If the cost of any insurance described above is not borne by the Mortgagor, the Master Servicer shall promptly make a Servicing Advance for such costs.

(e)   During all such times as any REO Property (other than with respect to a Non-Serviced Mortgaged Property) shall be located in a federally designated special flood hazard area, the Special Servicer will cause to be maintained, to the extent available at commercially reasonable rates (as determined by the Special Servicer (prior to the occurrence and continuance of a Control Termination Event, with the consent of the Directing Certificateholder) in accordance with the Servicing Standard), a flood insurance policy meeting the requirements of the current guidelines of the Federal Insurance Administration in an amount representing coverage not less than the maximum amount of insurance which is available under the National Flood Insurance Act of 1968, as amended. The cost of any such flood insurance with respect to an REO Property shall be an expense of the Trust payable out of the related REO

Account pursuant to Section 3.14(c) or, if the amount on deposit therein is insufficient therefor, paid by the Master Servicer as a Servicing Advance.

Section 3.08   Enforcement of Due-on-Sale Clauses; Assumption Agreements. (a) As to each Mortgage Loan, Trust Subordinate Companion Loan (other than a Non-Serviced Mortgage Loan) and any related Serviced Companion Loan that contains a provision in the nature of a "due-on-sale" clause, which by its terms:

(i)   provides that such Mortgage Loan and any related Companion Loan or Trust Subordinate Companion Loan shall (or may at the mortgagee's option) become due and payable upon the sale or other transfer of an interest in the related Mortgaged Property or equity interests in the Mortgagor or principals of the Mortgagor; or

(ii)   provides that such Mortgage Loan and any related Companion Loan or Trust Subordinate Companion Loan may not be assumed without the consent of the mortgagee in connection with any such sale or other transfer,

then, for so long as such Mortgage Loan or related Serviced Companion Loan or Trust Subordinate Companion Loan is being serviced under this Agreement, the Special Servicer, on behalf of the Trustee as the mortgagee of record, shall (a) exercise any right it may have with respect to such Mortgage Loan or related Companion Loan or Trust Subordinate Companion Loan (x) to accelerate the payments thereon or (y) to withhold its consent to any sale or transfer, consistent with the Servicing Standard or (b) waive any right to exercise such rights, provided that, (i) with respect to all Mortgage Loans or the Trust Subordinate Companion Loan, the Special Servicer, prior to itself taking such an action, shall obtain prior to the occurrence and continuance of a Control Termination Event, the prior written consent (or deemed consent) of the Directing Certificateholder (or, with respect to any Serviced AB Whole Loan or Trust AB Whole Loan, prior to the occurrence and continuance of a related AB Control Appraisal Period, the holder of the related AB Subordinate Companion Loan or the related Subordinate Loan-Specific Directing Certificateholder, to the extent required under the Intercreditor Agreement) (or after the occurrence and continuance of a Control Termination Event, but prior to a Consultation Termination Event, upon consultation with the Directing Certificateholder pursuant to Section 6.08(a) hereof, which consent shall be deemed given ten (10) Business Days after receipt (unless earlier objected to by the Directing Certificateholder) of the Special Servicer's written analysis and recommendation with respect to such waiver together with such other information reasonably required by the Directing Certificateholder (or, with respect to any Serviced AB Whole Loan or Trust AB Whole Loan, prior to the occurrence and continuance of a related AB Control Appraisal Period, the holder of the related AB Subordinate Companion Loan or the related Subordinate Loan-Specific Directing Certificateholder, to the extent required under the Intercreditor Agreement), and (ii) with respect to any Mortgage Loan (x) with a Stated Principal Balance greater than or equal to $20,000,000, (y) with a Stated Principal Balance greater than or equal to 5% of the aggregated Stated Principal Balance of the Mortgage Loans then outstanding or (z) together with all other Mortgage Loans with which it is cross-collateralized or cross-defaulted or together with all other Mortgage Loans with the same Mortgagor (or an affiliate thereof), that is one of the ten largest Mortgage Loans outstanding (by Stated Principal Balance), the Master Servicer or the Special Servicer, as the case may be, prior to consenting to any action, shall obtain, a Rating Agency Confirmation from each Rating Agency and a confirmation of any

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applicable rating agency that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any class of Serviced Companion Loan Securities (if any) (<u>provided</u> that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates pursuant to Section 3.25), <u>provided</u>, <u>however</u>, that with respect to <u>subclauses (y)</u> and <u>(z)</u> of this <u>subclause (ii)</u>, such Mortgage Loan shall also have a Stated Principal Balance of at least $10,000,000 for such Rating Agency Confirmation requirement to apply.

In connection with any request for a Rating Agency Confirmation from a Rating Agency (or, with respect to any Serviced Companion Loan Securities, the related rating agencies) pursuant to this <u>Section 3.08(a)</u>, the Special Servicer shall (if not already provided in accordance with <u>Section 3.25</u> of this Agreement) deliver a Review Package to the 17g-5 Information Provider (or, with respect to any Serviced Companion Loan Securities, the related 17g-5 information provider) in accordance with <u>Section 3.25</u> of this Agreement.

If any Mortgage Loan (other than a Non-Serviced Mortgage Loan) or related Serviced Companion Loan or Trust Subordinate Companion Loan provides that such Mortgage Loan or related Serviced Companion Loan or Trust Subordinate Companion Loan may be assumed or transferred without the consent of the mortgagee; <u>provided</u> that certain conditions are satisfied, then for so long as such Mortgage Loan or related Serviced Companion Loan or Trust Subordinate Companion Loan is being serviced under this Agreement, the Special Servicer, with respect to all Specially Serviced Mortgage Loans (other than a Non-Serviced Mortgage Loan), related Serviced Companion Loans or Trust Subordinate Companion Loan, on behalf of the Trustee as the mortgagee of record, shall determine in accordance with the Servicing Standard whether such conditions have been satisfied, or, with respect to any Mortgage Loan which does not allow the mortgagee discretion in approving a transfer or assumption or does not allow for discretion in determining whether conditions to a transfer or assumption have been satisfied, the Master Servicer, on behalf of the Trustee as mortgagee of record, shall make such determination with respect to whether such conditions have been satisfied.

(b)   As to each Mortgage Loan (other than a Non-Serviced Mortgage Loan) and any related Serviced Companion Loan that contains a provision in the nature of a "due-on-encumbrance" clause that by its terms:

(i)   provides that such Mortgage Loan, Trust Subordinate Companion Loan and any related Companion Loan shall (or may at the mortgagee's option) become due and payable upon the creation of any additional lien or other encumbrance on the related Mortgaged Property or equity interests in the Mortgagor or principals of the Mortgagor; or

(ii)   requires the consent of the mortgagee to the creation of any such additional lien or other encumbrance on the related Mortgaged Property or equity interests in the Mortgagor or principals of the Mortgagor;

then, for so long as such Mortgage Loan (and related Trust Subordinate Companion Loan or Companion Loan, if applicable) is serviced under this Agreement, the Special Servicer on behalf of the Trustee as the mortgagee of record, shall (a) exercise any right it may have with respect to such Mortgage Loan or related Companion Loan (x) to accelerate the payments thereon or (y) to withhold its consent to the creation of any additional lien or other encumbrance, consistent with the Servicing Standard or (b) waive its right to exercise such rights, provided that (i) the Special Servicer has obtained prior to the occurrence and continuance of a Control Termination Event, the prior written consent (or deemed consent) of the Directing Certificateholder (or, with respect to any Serviced AB Whole Loan or Trust AB Whole Loan, prior to the occurrence and continuance of a related AB Control Appraisal Period, the holder of the related AB Subordinate Companion Loan or the related Subordinate Loan-Specific Directing Certificateholder, to the extent required under the Intercreditor Agreement), which consent shall be deemed given ten (10) Business Days after receipt by the Directing Certificateholder of the Special Servicer's written analysis and recommendation with respect to such waiver or exercise of such rights together with such other information reasonably required by the Directing Certificateholder (or, with respect to any Serviced AB Whole Loan or Trust AB Whole Loan, prior to the occurrence and continuance of a related AB Control Appraisal Period, the holder of the related AB Subordinate Companion Loan or the related Subordinate Loan-Specific Directing Certificateholder, to the extent required under the Intercreditor Agreement), and (ii) the Special Servicer has obtained Rating Agency Confirmation from each Rating Agency and a confirmation of any applicable rating agency that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any class of Serviced Companion Loan Securities (if any) (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates pursuant to Section 3.25) if such Mortgage Loan (A) has an outstanding principal balance that is greater than or equal to 2% of the Stated Principal Balance of the outstanding Mortgage Loans or (B) has an LTV Ratio greater than 85% (including any existing and proposed debt) or (C) has a Debt Service Coverage Ratio less than 1.20x (in each case, determined based upon the aggregate of the Stated Principal Balance of the Mortgage Loan and related Trust Subordinate Companion Loan or Companion Loan, if any, and the principal amount of the proposed additional lien) or (D) is one of the ten largest Mortgage Loans (by Stated Principal Balance) or (E) has a Stated Principal Balance greater than $20,000,000; provided, however, that with respect to subclauses (A), (B), (C) and (D) of this subclause (ii), such Mortgage Loan shall also have a Stated Principal Balance of at least $10,000,000 for such Rating Agency Confirmation requirement to apply.

In connection with any request for a Rating Agency Confirmation from a Rating Agency (or, with respect to any Serviced Companion Loan Securities, the related rating agencies) pursuant to this Section 3.08(b), the Special Servicer shall (if not already provided in accordance with Section 3.25 of this Agreement) deliver a Review Package to the 17g-5 Information Provider (or, with respect to any Serviced Companion Loan Securities, the related 17g-5 information provider) in accordance with Section 3.25 of this Agreement.

To the extent permitted by the related Mortgage Loan documents, the Rating Agency Confirmation described in the immediately preceding paragraph or in Section 3.08(a) shall be an expense of the related Mortgagor; provided that if the Mortgage Loan documents are silent as to who bears the costs of obtaining any such Rating Agency Confirmation, the Special Servicer shall use reasonable efforts to make the related Mortgagor bear such costs and expenses. Unless determined to be a Nonrecoverable Advance such costs not collected from the related Mortgagor shall be advanced as a Servicing Advance.

If any Mortgage Loan, Trust Subordinate Companion Loan or related Companion Loan provides that such Mortgage Loan, Trust Subordinate Companion Loan or related Companion Loan may be further encumbered without the consent of the mortgagee provided that certain conditions are satisfied and there is no lender discretion with respect to the satisfaction of such conditions, then for so long as such Mortgage Loan, Trust Subordinate Companion Loan or related Companion Loan is being serviced under this Agreement, the Special Servicer, with respect to all Mortgage Loans (other than a Non-Serviced Mortgage Loan), on behalf of the Trustee as the mortgagee of record, shall determine whether such conditions have been satisfied.

(c)   Nothing in this Section 3.08 shall constitute a waiver of the Trustee's right, as the mortgagee of record, to receive notice of any assumption of a Mortgage Loan, any sale or other transfer of the related Mortgaged Property or the creation of any additional lien or other encumbrance with respect to such Mortgaged Property.

(d)   Except as otherwise permitted by Section 3.08(a) and (b) and/or Section 3.18, neither the Master Servicer nor the Special Servicer shall agree to modify, waive or amend any term of any Mortgage Loan, Trust Subordinate Companion Loan and related Serviced Companion Loan, as applicable, in connection with the taking of, or the failure to take, any action pursuant to this Section 3.08. The Master Servicer and the Special Servicer, as applicable, shall provide copies of any final waivers (except with respect to provision of any such waivers to the 17g-5 Information Provider, exclusive of any Privileged Information) it effects pursuant to Section 3.08(a) or (b) to each other and to the 17g-5 Information Provider with respect to each Mortgage Loan, and shall notify the Trustee, the Certificate Administrator, each other and, subject to the terms of this Agreement, the 17g-5 Information Provider (for posting to the 17g-5 Information Provider's Website in accordance with Section 3.25) and, with respect to a Whole Loan, the related Serviced Companion Noteholder, of any assumption or substitution agreement executed pursuant to Section 3.08(a) or (b) and shall forward thereto a copy of such agreement.

(e)   Notwithstanding any other provision of this Agreement, the Special Servicer may not waive its rights or grant its consent under any "due-on-sale" or "due-on-encumbrance" clause relating to any Mortgage Loan without (prior to the occurrence and continuance of a Control Termination Event) the consent of the Directing Certificateholder (or after the occurrence and during the continuance of a Control Termination Event, but prior to a Consultation Termination Event, upon consultation with the Directing Certificateholder pursuant to Section 6.08 hereof). The Directing Certificateholder shall have ten (10) Business Days after receipt of notice along with the Master Servicer's or Special Servicer's recommendation and analysis with respect to such proposed waiver or proposed granting of consent and any additional information the Directing Certificateholder may reasonably request from the Special Servicer of a proposed waiver or consent under any "due on sale" or "due-on-encumbrance" clause in which to grant or withhold its consent (provided that if the Special Servicer fails to receive a response to such notice from the Directing Certificateholder in writing within such period, then the Directing Certificateholder shall be deemed to have consented to such proposed waiver or consent).

(f)   Notwithstanding the foregoing provisions of this Section 3.08, if the Special Servicer makes a determination under Sections 3.08(a) or 3.08(b) hereof that the applicable conditions in the related Mortgage Loan, Trust Subordinate Companion Loan or

Companion Loan documents, as applicable, with respect to assumptions or encumbrances permitted without the consent of the mortgagee have been satisfied, the applicable assumptions and transfers may be subject to an assumption or other fee, unless such fees are otherwise prohibited pursuant to the Mortgage Loan documents; provided that any such fee not provided for in the Mortgage Loan documents does not constitute a "significant" change in yield pursuant to Treasury Regulations Section 1.1001-3(e)(2).

Section 3.09   Realization Upon Defaulted Mortgage Loans, Companion Loans and the Trust Subordinate Companion Loan. (a) Upon an event of default under the Mortgage Loan documents related to a Serviced Whole Loan, Trust AB Whole Loan or a Mortgage Loan with mezzanine debt, the Master Servicer shall promptly provide written notice to the related Companion Holder (or the related Subordinate Loan-Specific Directing Certificateholder, with respect to the Trust AB Whole Loan) or mezzanine lender, as applicable, with a copy of such notice to the Special Servicer. The Special Servicer shall, subject to subsections (b) through (d) of this Section 3.09, Section 3.24, subject to the Directing Certificateholders' rights pursuant to Section 6.08, and any Companion Holder, Subordinate Loan-Specific Directing Certificateholder or mezzanine lender's rights under the related Intercreditor Agreement (in the case of a Serviced Whole Loan, on behalf of the holders of the beneficial interest of the related Companion Loan) or this Agreement, exercise reasonable efforts, consistent with the Servicing Standard, to foreclose upon or otherwise comparably convert (which may include an REO Acquisition) the ownership of property securing any such Mortgage Loan (other than any Non-Serviced Mortgage Loan) and related Trust Subordinate Companion Loan or Companion Loan, if any, as come into and continue in default as to which no satisfactory arrangements (including by way of a discounted pay-off) can be made for collection of delinquent payments, and which are not released from the Trust Fund pursuant to any other provision hereof. The foregoing is subject to the provision that, in any case in which a Mortgaged Property shall have suffered damage from an Uninsured Cause, the Master Servicer or Special Servicer shall not be required to make a Servicing Advance and expend funds toward the restoration of such property unless the Special Servicer has determined in its reasonable discretion that such restoration will increase the net proceeds of liquidation of such Mortgaged Property to Certificateholders after reimbursement to the Master Servicer for such Servicing Advance, and the Master Servicer or Special Servicer has not determined that such Servicing Advance together with accrued and unpaid interest thereon would constitute a Nonrecoverable Advance. The costs and expenses incurred by the Special Servicer in any such proceedings shall be advanced by the Master Servicer; provided that, in each case, such cost or expense would not, if incurred, constitute a Nonrecoverable Servicing Advance. Nothing contained in this Section 3.09 shall be construed so as to require the Master Servicer or the Special Servicer, on behalf of the Trust, to make a bid on any Mortgaged Property at a foreclosure sale or similar proceeding that is in excess of the fair market value of such property, as determined by the Master Servicer or the Special Servicer in its reasonable judgment taking into account the factors described in Section 3.16(b) and the results of any Appraisal obtained pursuant to the following sentence, all such bids to be made in a manner consistent with the Servicing Standard. If and when the Special Servicer or the Master Servicer deems it necessary and prudent for purposes of establishing the fair market value of any Mortgaged Property securing a Defaulted Mortgage Loan or any related defaulted Trust Subordinate Companion Loan or Companion Loan, whether for purposes of bidding at foreclosure or otherwise, the Special Servicer or the Master Servicer, as the case may be, is authorized to have an Appraisal performed with respect to such property by an Independent

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MAI-designated appraiser the cost of which shall be paid by the Master Servicer as a Servicing Advance.

(b)   The Special Servicer shall not acquire any personal property pursuant to this Section 3.09 unless either:

(i)   such personal property is incidental to real property (within the meaning of Section 856(e)(1) of the Code) so acquired by the Special Servicer; or

(ii)   the Special Servicer shall have obtained an Opinion of Counsel (the cost of which shall be paid by the Master Servicer as a Servicing Advance) to the effect that the holding of such personal property by the Trust (to the extent not allocable to the related Companion Loan) will not cause the imposition of a tax on any Trust REMIC under the REMIC Provisions or cause any Trust REMIC to fail to qualify as a REMIC at any time that any Lower-Tier Regular Interest or Certificate is outstanding.

(c)   Notwithstanding the foregoing provisions of this Section 3.09 and Section 3.24, neither the Master Servicer nor the Special Servicer shall, on behalf of the Trustee, obtain title to a Mortgaged Property in lieu of foreclosure or otherwise, or take any other action with respect to any Mortgaged Property, if, as a result of any such action, the Trustee, on behalf of the Certificateholders (including the Holders of the Class [LOAN-SPECIFIC] Certificates, if applicable) and/or any related Companion Holder, would be considered to hold title to, to be a "mortgagee-in-possession" of, or to be an "owner" or "operator" of such Mortgaged Property within the meaning of CERCLA or any comparable law, unless (as evidenced by an Officer's Certificate to such effect delivered to the Trustee) the Special Servicer has previously determined in accordance with the Servicing Standard, based on an Environmental Assessment of such Mortgaged Property performed by an Independent Person who regularly conducts Environmental Assessments and performed within six (6) months prior to any such acquisition of title or other action, that:

(i)   such Mortgaged Property is in compliance with applicable environmental laws or, if not, after consultation with an environmental consultant, that it would be in the best economic interest of the Certificateholders (and with respect to any Serviced Whole Loan, the related Companion Holders), as a collective whole as if such Certificateholders and, if applicable, Companion Holders constituted a single lender, to take such actions as are necessary to bring such Mortgaged Property in compliance with such laws, and

(ii)   there are no circumstances present at such Mortgaged Property relating to the use, management or disposal of any hazardous materials for which investigation, testing, monitoring, containment, clean-up or remediation could be required under any currently effective federal, state or local law or regulation, or that, if any such hazardous materials are present for which such action could be required, after consultation with an environmental consultant, it would be in the best economic interest of the Certificateholders (and with respect to any Serviced Whole Loan, the Companion Holders), as a collective whole as if such Certificateholders and, if applicable, Companion Holders constituted a single lender, to take such actions with respect to the affected Mortgaged Property.

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The cost of any such Environmental Assessment shall be paid by the Master Servicer as a Servicing Advance and the cost of any remedial, corrective or other further action contemplated by clause (i) and/or clause (ii) of the preceding sentence shall be paid by the Master Servicer as a Servicing Advance, unless it is a Nonrecoverable Servicing Advance (in which case it shall be an expense of the Trust and, in the case of a Serviced Whole Loan or Trust AB Whole Loan, shall be withdrawn in accordance with the related Intercreditor Agreement by the Master Servicer from the Collection Account, including from the Companion Distribution Account (such withdrawal to be made from amounts on deposit therein that are otherwise payable on or allocable to such Serviced Whole Loan or Trust AB Whole Loan, as applicable)); and if any such Environmental Assessment so warrants, the Special Servicer shall, except with respect to any Companion Loan and any Environmental Assessment ordered after such Mortgage Loan has been paid in full, perform such additional environmental testing at the expense of the Trust as it deems necessary and prudent to determine whether the conditions described in clauses (i) and (ii) of the preceding sentence have been satisfied. With respect to Non-Specially Serviced Mortgage Loans, the Master Servicer and, with respect to Specially Serviced Mortgage Loans, the Special Servicer (other than any Non-Serviced Mortgage Loan) shall review and be familiar with the terms and conditions relating to enforcing claims and shall monitor the dates by which any claim or action must be taken (including delivering any notices to the insurer and using reasonable efforts to perform any actions required under such policy) under each environmental insurance policy in effect and obtained on behalf of the mortgagee to receive the maximum proceeds available under such policy for the benefit of the Certificateholders and the Trustee (as holder of the Lower-Tier Regular Interests).

(d)   If (i) the environmental testing contemplated by subsection (c) above establishes that either of the conditions set forth in clauses (i) and (ii) of subsection (c) above of the first sentence thereof has not been satisfied with respect to any Mortgaged Property securing a Defaulted Mortgage Loan and, in the case of a Serviced Mortgage Loan or a Trust AB Mortgage Loan, any related Companion Loan or Trust Subordinate Companion Loan, and (ii) there has been no breach of any of the representations and warranties set forth in or required to be made pursuant to Section 5 of each of the Mortgage Loan Purchase Agreements for which the applicable Mortgage Loan Seller could be required to repurchase such Defaulted Mortgage Loan or defaulted Trust Subordinate Companion Loan pursuant to Section 5 of the applicable Mortgage Loan Purchase Agreement, then the Special Servicer shall take such action as it deems to be in the best economic interest of the Trust (other than proceeding to acquire title to the Mortgaged Property) and is hereby authorized (prior to the occurrence and continuance of a Control Termination Event (or with respect to any AB Mortgage Loan or Trust AB Whole Loan, after the occurrence and during the continuation of an AB Control Appraisal Period, but prior to the occurrence and continuance of a Control Termination Event)), with the consent of the Directing Certificateholder at such time as it deems appropriate to release such Mortgaged Property from the lien of the related Mortgage, provided that, if such Mortgage Loan has a then-outstanding principal balance of greater than $1,000,000, then prior to the release of the related Mortgaged Property from the lien of the related Mortgage, (i) the Special Servicer shall have notified the Rating Agencies, the Trustee, the Certificate Administrator, the Master Servicer and (prior to the occurrence of a Consultation Termination Event) the Directing Certificateholder, in writing of its intention to so release such Mortgaged Property and the bases for such intention, (ii) the Certificate Administrator shall have posted such notice of the Special Servicer's intention to so release such Mortgaged Property to the Certificate Administrator's Website pursuant to

Section 3.13(b) and (iii) in addition to the prior written consent of the Directing Certificateholder as required above, the Holders of Certificates entitled to a majority of the Voting Rights shall have consented or have been deemed to have consented to such release within thirty (30) days of the Certificate Administrator's posting such notice to the Certificate Administrator's Website (failure to respond by the end of such 30-day period being deemed consent of the Holders of the Certificates). To the extent any fee charged by any Rating Agency in connection with rendering such written confirmation is not paid by the related Mortgagor, such fee is to be an expense of the Trust; provided that the Special Servicer shall use commercially reasonable efforts to collect such fee from the Mortgagor to the extent permitted under the related Mortgage Loan documents.

(e)   The Special Servicer shall provide written reports and a copy of any Environmental Assessments in electronic format to the Directing Certificateholder, the Master Servicer and the 17g-5 Information Provider monthly regarding any actions taken by the Special Servicer with respect to any Mortgaged Property securing a Defaulted Mortgage Loan, or defaulted Companion Loan or defaulted Trust Subordinate Companion Loan as to which the environmental testing contemplated in subsection (c) above has revealed that either of the conditions set forth in clauses (i) and (ii) of the first sentence thereof has not been satisfied, in each case until the earlier to occur of satisfaction of both such conditions, repurchase of the related Mortgage Loan or Trust Subordinate Companion Loan by the applicable Mortgage Loan Seller or release of the lien of the related Mortgage on such Mortgaged Property.

(f)   The Special Servicer shall notify the Master Servicer of any abandoned and/or foreclosed properties which require reporting to the Internal Revenue Service and shall provide the Master Servicer with all information regarding forgiveness of indebtedness and required to be reported with respect to any Mortgage Loan or related Companion Loan or Trust Subordinate Companion Loan that is abandoned or foreclosed and the Master Servicer shall report to the Internal Revenue Service and the related Mortgagor, in the manner required by applicable law, such information and the Master Servicer shall report, via Form 1099A or Form 1099C (or any successor form), all forgiveness of indebtedness and abandonment and foreclosure to the extent such information has been provided to the Master Servicer by the Special Servicer. Upon request, the Master Servicer shall deliver a copy of any such report to the Trustee and the Certificate Administrator.

(g)   The Special Servicer shall have the right to determine, in accordance with the Servicing Standard, the advisability of the maintenance of an action to obtain a deficiency judgment if the state in which the Mortgaged Property is located and the terms of the Mortgage Loan (and if applicable, the related Trust Subordinate Companion Loan or Companion Loan) permit such an action.

(h)   The Special Servicer shall maintain accurate records, prepared by one of its Servicing Officers, of each Final Recovery Determination in respect of a Defaulted Mortgage Loan (other than with respect to a Non-Serviced Mortgage Loan) or defaulted Companion Loan or defaulted Trust Subordinate Companion Loan or any REO Property (other than any Non-Serviced Mortgaged Property) and the basis thereof. Each Final Recovery Determination shall be evidenced by an Officer's Certificate promptly delivered to the Trustee, the Certificate

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Administrator, the Directing Certificateholder and the Master Servicer and in no event later than the next succeeding P&I Advance Determination Date.

Section 3.10 <u>Trustee and Certificate Administrator to Cooperate; Release of Mortgage Files</u>. (a) Upon the payment in full of any Mortgage Loan or Trust Subordinate Companion Loan (other than a Non-Serviced Mortgage Loan), or the receipt by the Master Servicer or the Special Servicer, as the case may be, of a notification that payment in full shall be escrowed in a manner customary for such purposes, the Master Servicer or Special Servicer, as the case may be, will promptly notify the Trustee and the Custodian and request delivery of the related Mortgage File. Any such notice and request shall be in the form of a Request for Release signed by a Servicing Officer and shall include a statement to the effect that all amounts received or to be received in connection with such payment which are required to be deposited in the Collection Account pursuant to <u>Section 3.04(a)</u> or remitted to the Master Servicer to enable such deposit, have been or will be so deposited. Within seven (7) Business Days (or within such shorter period as release can reasonably be accomplished if the Master Servicer or the Special Servicer notifies the Custodian of an exigency) of receipt of such notice and request, the Custodian shall release the related Mortgage File to the Master Servicer or Special Servicer, as the case may be; <u>provided</u> that in the case of the payment in full of a Trust Subordinate Companion Loan or a Serviced Companion Loan or its related Mortgage Loan, the related Mortgage File shall not be released by the Custodian unless the related Serviced Whole Loan or Trust AB Whole Loan, as applicable, is paid in full. No expenses incurred in connection with any instrument of satisfaction or deed of reconveyance shall be chargeable to the Collection Account.

(b) From time to time as is appropriate for servicing or foreclosure of any Mortgage Loan (other than any Non-Serviced Mortgage Loan) (and any related Trust Subordinate Companion Loan or Companion Loan), the Master Servicer or the Special Servicer shall deliver to the Custodian a Request for Release signed by a Servicing Officer. Upon receipt of the foregoing, the Custodian shall deliver the Mortgage File or any document therein to the Master Servicer or the Special Servicer (or a designee), as the case may be. Upon return of such Mortgage File or such document to the Custodian, or the delivery to the Trustee and the Custodian of a certificate of a Servicing Officer of the Master Servicer or the Special Servicer, as the case may be, stating that such Mortgage Loan (and, in the case of a Serviced Whole Loan or the Trust AB Whole Loan, as applicable, the related Companion Loan or Trust Subordinate Companion Loan, as applicable), was liquidated and that all amounts received or to be received in connection with such liquidation which are required to be deposited into the Collection Account (including amounts related to the related Companion Loan or Trust Subordinate Companion Loan, if applicable) pursuant to <u>Section 3.04(a)</u> have been or will be so deposited, or that such Mortgage Loan has become an REO Property, a copy of the Request for Release shall be released by the Custodian to the Master Servicer or the Special Servicer (or a designee), as the case may be, with the original being released upon termination of the Trust.

(c) Within seven (7) Business Days (or within such shorter period as delivery can reasonably be accomplished if the Special Servicer notifies the Trustee of an exigency) of receipt thereof, the Trustee shall execute and deliver to the Special Servicer any court pleadings, requests for trustee's sale or other documents necessary to the foreclosure or trustee's sale in respect of a Mortgaged Property or to any legal action brought to obtain judgment against any

Mortgagor on the Mortgage Note (including any note evidencing a related Companion Loan or Trust Subordinate Companion Loan, as applicable) or Mortgage or to obtain a deficiency judgment, or to enforce any other remedies or rights provided by the Mortgage Note or Mortgage or otherwise available at law or in equity. The Special Servicer shall be responsible for the preparation of all such documents and pleadings. When submitted to the Trustee for signature, such documents or pleadings shall be accompanied by a certificate of a Servicing Officer requesting that such pleadings or documents be executed by the Trustee and certifying as to the reason such documents or pleadings are required and that the execution and delivery thereof by the Trustee will not invalidate or otherwise affect the lien of the Mortgage, except for the termination of such a lien upon completion of the foreclosure or trustee's sale. The Trustee shall not be required to review such documents for their sufficiency or enforceability.

(d) If, from time to time, pursuant to the terms of the applicable Non-Serviced Intercreditor Agreement and the applicable Non-Serviced Pooling Agreement, and as appropriate for enforcing the terms of a Non-Serviced Mortgage Loan, the applicable Non-Serviced Master Servicer requests delivery to it of the original Mortgage Note for a Non-Serviced Mortgage Loan, then the Custodian shall release or cause the release of such original Mortgage Note to such Non-Serviced Master Servicer or its designee.

Section 3.11 <u>Servicing Compensation</u>. (a) As compensation for its activities hereunder, the Master Servicer shall be entitled to receive the Servicing Fee with respect to each Mortgage Loan, Trust Subordinate Companion Loan, Serviced Companion Loan and REO Loan (other than the portion of any REO Loan related to any Non-Serviced Companion Loan) (including Specially Serviced Mortgage Loans and any Non-Serviced Mortgage Loan constituting a "specially serviced mortgage loan" under any related Non-Serviced Pooling Agreement). As to each Mortgage Loan, Companion Loan, REO Loan and Trust Subordinate Companion Loan, the Servicing Fee shall accrue from time to time at the Servicing Fee Rate and shall be computed on the basis of the Stated Principal Balance of such Mortgage Loan, Trust Subordinate Companion Loan, Companion Loan or REO Loan, as the case may be, and in the same manner as interest is calculated on such Mortgage Loan, Companion Loan, REO Loan or Trust Subordinate Companion Loan, as the case may be, and, in connection with any partial month interest payment, for the same period respecting which any related interest payment due on such Mortgage Loan, Companion Loan or Trust Subordinate Companion Loan or deemed to be due on such REO Loan is computed. The Servicing Fee with respect to any Mortgage Loan, Companion Loan, REO Loan or Trust Subordinate Companion Loan shall cease to accrue if a Liquidation Event occurs with respect to the related Mortgage Loan, except that if such Mortgage Loan is part of a Serviced Whole Loan and such Serviced Whole Loan continues to be serviced and administered under this Agreement notwithstanding such Liquidation Event, then the applicable Servicing Fee shall continue to accrue and be payable as if such Liquidation Event did not occur. The Servicing Fee shall be payable monthly, on a loan-by-loan basis, from payments of interest on each Mortgage Loan, Companion Loan, Trust Subordinate Companion Loan and REO Revenues allocable as interest on each REO Loan, and as otherwise provided by <u>Section 3.05(a)</u>. The Master Servicer shall be entitled to recover unpaid Servicing Fees in respect of any Mortgage Loan, Companion Loan, Trust Subordinate Companion Loan or REO Loan out of that portion of related payments, Insurance and Condemnation Proceeds, Liquidation Proceeds and REO Revenues (in the case of an REO Loan) allocable as recoveries of interest, to the extent permitted by <u>Section 3.05(a)</u>. Except as set forth in the next two sentences, the third paragraph of this Section 3.11(a), Section 6.03, Section 6.05 and Section 7.01(c), the right to receive the Servicing Fee may not be transferred in whole or in part (except in connection with a transfer of all of the Master Servicer's duties and obligations hereunder to a successor servicer in accordance with the terms hereof). With respect to each Serviced Pari Passu Companion Loan, the Servicing Fee shall be payable to the Master Servicer from amounts payable in respect of such Serviced Pari Passu Companion Loan, subject to the terms of the related Intercreditor Agreement.

The Master Servicer shall be entitled to retain, and shall not be required to deposit in the Collection Account pursuant to Section 3.04(a), additional servicing compensation (other than with respect to a Non-Serviced Mortgage Loan) in the form of the following amounts to the extent collected from the related Mortgagor: (i) [____]% of Excess Modification Fees related to any modifications, waivers, extensions or amendments of any Non-Specially Serviced Mortgage Loans (including any related Serviced Companion Loan or Trust Subordinate Companion Loan, as applicable, to the extent not prohibited by the related Intercreditor Agreement); provided that with respect to such transactions, the consent of, and/or processing by, the Special Servicer is not required to take such action and, in the event that the Special Servicer's consent and/or processing is required, then the Master Servicer shall be entitled to 50% of such fees, (ii) [____]% of all assumption application fees received on Non-Specially Serviced Mortgage Loans (including any related Serviced Companion Loan or Trust Subordinate Companion Loan, to the extent not prohibited by the related Intercreditor Agreement) (whether or not the consent of the Special Servicer is required) and 100% of all defeasance fees; (iii) [____]% of assumption, waiver, consent and earnout fees, and other processing fees pursuant to Section 3.08 and Section 3.18 or other actions performed in connection with this Agreement on the Non-Specially Serviced Mortgage Loans (including any related Serviced Companion Loan or Trust Subordinate Companion Loan, as applicable, to the extent not prohibited by the related Intercreditor Agreement), provided the consent of the Special Servicer is not required to take such actions and (iv) [____]% of all assumption, waiver, consent and earnout fees, and other processing fees (other than assumption application and defeasance fees), pursuant to Section 3.08 and Section 3.18 on any Non-Specially Serviced Mortgage Loan (including any related Serviced Companion Loan or Trust Subordinate Companion Loan, as applicable, to the extent not prohibited by the related Intercreditor Agreement) for which the Special Servicer's processing, consent or approval is required and only to the extent that all amounts then due and payable with respect to the related Mortgage Loan have been paid. In addition, the Master Servicer shall be entitled to retain as additional servicing compensation (other than with respect to a Non-Serviced Mortgage Loan) any charges for processing Mortgagor requests, beneficiary statements or demands, fees in connection with defeasance, if any, and other customary charges, and amounts collected for checks returned for insufficient funds, in each case only to the extent actually paid by the related Mortgagor and shall not be required to deposit such amounts in the Collection Account or the Companion Distribution Account pursuant to Section 3.04(a) or Section 3.04(b), respectively. Subject to Section 3.11(d), the Master Servicer shall also be entitled to additional servicing compensation in the form of: (i) Penalty Charges to the extent provided in Section 3.11(d), (ii) interest or other income earned on deposits relating to the Trust Fund in the Collection Account or the Companion Distribution Account in accordance with Section 3.06(b) (but only to the extent of the Net Investment Earnings, if any, with respect to such account for the period from and including the prior Distribution Date to and including the P&I Advance Date related to the current Distribution Date), (iii) interest or other income earned on deposits in the Servicing

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Account which are not required by applicable law or the related Mortgage Loan to be paid to the Mortgagor, (iv) the difference, if positive, between Prepayment Interest Excess and Prepayment Interest Shortfalls collected on the Mortgage Loans and any Serviced Pari Passu Companion Loan, during the related Collection Period to the extent not required to be paid as Compensating Interest Payments and (v) all Prepayment Interest Excesses collected on each Trust Subordinate Companion Loan during the related Collection Period to the extent not required to be paid as Compensating Interest Payments. The Master Servicer shall be required to pay out of its own funds all expenses incurred by it in connection with its servicing activities hereunder (including, without limitation, payment of any amounts due and owing to any of its Sub-Servicers and the premiums for any blanket Insurance Policy insuring against hazard losses pursuant to Section 3.07), if and to the extent such expenses are not payable directly out of the Collection Account and the Master Servicer shall not be entitled to reimbursement therefor except as expressly provided in this Agreement.

Notwithstanding anything herein to the contrary, the Master Servicer may, at its option, assign or pledge to any third party or retain for itself the Transferable Servicing Interest; provided, however, that in the event of any resignation or termination of such Master Servicer, all or any portion of the Transferable Servicing Interest may be reduced by the Trustee to the extent reasonably necessary (in the sole discretion of the Trustee) for the Trustee to obtain a qualified successor master servicer that meets the requirements of Section 6.05 and who requires market-rate servicing compensation that accrues at a *per annum* rate in excess of the Retained Fee Rate, and any such assignment of the Transferable Servicing Interest shall, by its terms be expressly subject to the terms of this Agreement and such reduction. The Master Servicer shall pay the Transferable Servicing Interest to the holder of the Transferable Servicing Interest at such time and to the extent the Master Servicer is entitled to receive payment of its Servicing Fees hereunder, notwithstanding any resignation or termination of the Master Servicer hereunder (subject to reduction pursuant to the preceding sentence).

(b)   As compensation for its activities hereunder, the Special Servicer shall be entitled to receive the Special Servicing Fee with respect to each Specially Serviced Mortgage Loan and REO Loan (other than a Non-Serviced Mortgage Loan and any REO Loan relating to a Non-Serviced Mortgaged Property). As to each Specially Serviced Mortgage Loan and REO Loan, the Special Servicing Fee shall accrue from time to time at the Special Servicing Fee Rate and shall be computed on the basis of the Stated Principal Balance of such Specially Serviced Mortgage Loan or REO Loan, as the case may be, and in the same manner as interest is calculated on the Specially Serviced Mortgage Loans or REO Loans, as the case may be, and, in connection with any partial month interest payment, for the same period respecting which any related interest payment due on such Specially Serviced Mortgage Loan or deemed to be due on such REO Loan is computed. The Special Servicing Fee with respect to any Specially Serviced Mortgage Loan or REO Loan shall cease to accrue if a Liquidation Event occurs with respect to the related Mortgage Loan. The Special Servicing Fee shall be payable monthly, on a loan-by-loan basis, in accordance with the provisions of Section 3.05(a). The right to receive the Special Servicing Fee may not be transferred in whole or in part except in connection with the transfer of all of the Special Servicer's responsibilities and obligations under this Agreement. The Special Servicer shall not be entitled to any Special Servicing Fees with respect to a Non-Serviced Mortgage Loan.

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(c)	Additional servicing compensation in the form of (i) [___]% of all Excess Modification Fees related to modifications, waivers, extensions or amendments of any Specially Serviced Mortgage Loans, (ii) [___]% of all assumption application fees and assumption fees and other related fees received on any Specially Serviced Mortgage Loans, (iii) [___]% of waiver, consent and earnout fees, pursuant to Section 3.08 and Section 3.18 or other actions performed in connection with this Agreement on the Specially Serviced Mortgage Loans or certain other similar fees paid by the related Mortgagor and (iv) [___]% of all Excess Modification Fees and assumption and consent fees pursuant to Section 3.08 or Section 3.18 and [___]% of all earnout fees received with respect to all Non-Specially Serviced Mortgage Loans (including any related Serviced Companion Loan or Trust Subordinate Companion Loan, to the extent not prohibited by the related Intercreditor Agreement) and, in all cases, for which the Special Servicer's processing, consent or approval is required, shall be promptly paid to the Special Servicer by the Master Servicer (or directly from the related Mortgagor) to the extent such fees are paid by the Mortgagor and shall not be required to be deposited in the Collection Account pursuant to Section 3.04(a). Subject to Section 3.11(d), the Special Servicer shall also be entitled to additional servicing compensation in the form of: (i) Penalty Charges to the extent provided in Section 3.11(d) and (ii) interest or other income earned on deposits relating to the Trust Fund in the REO Account in accordance with Section 3.06(b) (but only to the extent of the Net Investment Earnings, if any, with respect to such account for the period from and including the prior Distribution Date to and including the P&I Advance Date related to such Distribution Date). The Special Servicer shall also be entitled to additional servicing compensation in the form of a Workout Fee with respect to each Corrected Loan at the Workout Fee Rate on such Corrected Loan for so long as it remains a Corrected Loan; provided, however, that after receipt by the Special Servicer of Workout Fees with respect to such Corrected Loan in an amount equal to $[_____], any Workout Fees in excess of such amount shall be reduced by the Excess Modification Fee Amount; provided, further, however, that in the event the Workout Fee collected over the course of such workout calculated at the Workout Fee Rate is less than $[_____], then the Special Servicer shall be entitled to an amount from the final payment on the related Corrected Loan (including any related Serviced Companion Loan) that would result in the total Workout Fees payable to the Special Servicer in respect of that Corrected Loan (including any related Serviced Companion Loan) to be $[_____]. The Workout Fee shall be reduced (but not below zero) pursuant to the preceding sentence with respect to each collection on such Corrected Loan from which fee would otherwise be payable until an amount equal to such Excess Modification Fee Amount has been deducted in full. The Workout Fee with respect to any Corrected Loan will cease to be payable if such loan again becomes a Specially Serviced Mortgage Loan; provided that a new Workout Fee will become payable if and when such Specially Serviced Mortgage Loan again becomes a Corrected Loan. The Special Servicer shall not be entitled to any Workout Fee with respect to a Non-Serviced Mortgage Loan. If the Special Servicer is terminated (other than for cause) or resigns, it shall retain the right to receive any and all Workout Fees payable in respect of Mortgage Loans or any related Companion Loan or Trust Subordinate Companion Loan that became Corrected Loans prior to the time of that termination or resignation except the Workout Fees will no longer be payable if the Corrected Loan subsequently becomes a Specially Serviced Mortgage Loan. If the Special Servicer resigns or is terminated (other than for cause), it will receive any Workout Fees payable on Specially Serviced Mortgage Loans for which the resigning or terminated Special Servicer had determined to grant a forbearance or cured the event of default through a modification, restructuring or

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workout negotiated by the Special Servicer and evidenced by a signed writing, but which had not as of the time the Special Servicer resigned or was terminated become a Corrected Loan solely because the Mortgagor had not had sufficient time to make three consecutive timely Periodic Payments and which subsequently becomes a Corrected Loan as a result of the Mortgagor making such three consecutive timely Periodic Payments. The successor special servicer will not be entitled to any portion of such Workout Fees. The Special Servicer will not be entitled to receive any Workout Fees after termination for cause. A Liquidation Fee will be payable with respect to each Specially Serviced Mortgage Loan (other than a Non-Serviced Mortgage Loan) or REO Property (other than a Non-Serviced Mortgaged Property) as to which the Special Servicer receives any Liquidation Proceeds or Insurance and Condemnation Proceeds subject to the exceptions set forth in the definition of Liquidation Fee (such Liquidation Fee to be paid out of such Liquidation Proceeds, Insurance and Condemnation Proceeds). If, however, Liquidation Proceeds or Insurance and Condemnation Proceeds are received with respect to any Corrected Loan and the Special Servicer is properly entitled to a Workout Fee, such Workout Fee will be payable based on and out of the portion of such Liquidation Proceeds and Insurance and Condemnation Proceeds that constitute principal and/or interest on such Mortgage Loan. Notwithstanding anything herein to the contrary, the Special Servicer shall only be entitled to receive a Liquidation Fee or a Workout Fee, but not both, with respect to proceeds on any Mortgage Loan. Notwithstanding the foregoing, with respect to any Companion Loan, the Liquidation Fee, Workout Fee and Special Servicing Fees, if any, will be computed as provided in the related Intercreditor Agreement or to the extent such Intercreditor Agreement is silent or refers to this Agreement or indicates such fees are paid in accordance with this Agreement, as provided herein as though such Companion Loan were a Mortgage Loan. Subject to Section 3.11(d), the Special Servicer will also be entitled to additional fees in the form of Penalty Charges. The Special Servicer shall be required to pay out of its own funds all expenses incurred by it in connection with its servicing activities hereunder (including, without limitation, payment of any amounts, other than management fees in respect of REO Properties, due and owing to any of its Sub-Servicers and the premiums for any blanket Insurance Policy obtained by it insuring against hazard losses pursuant to Section 3.07), if and to the extent such expenses are not expressly payable directly out of the Collection Account or the REO Account, and the Special Servicer shall not be entitled to reimbursement therefor except as expressly provided in this Agreement.

(d)   In determining the compensation of the Master Servicer or Special Servicer, as applicable, with respect to Penalty Charges, on any Distribution Date, the aggregate Penalty Charges collected on any Mortgage Loan (other than a Non-Serviced Mortgage Loan), the Trust Subordinate Companion Loan and any related Companion Loan since the prior Distribution Date shall be applied (in such order) to reimburse (i) the Master Servicer, the Special Servicer or the Trustee for interest on Advances on such Mortgage Loan, Trust Subordinate Companion Loan or related Companion Loan, if applicable (and, in connection with a Non-Serviced Mortgage Loan, the applicable Non-Serviced Master Servicer, the applicable Non-Serviced Special Servicer or the applicable Non-Serviced Trustee for interest on the Servicing Advances made by any such party with respect to a Non-Serviced Whole Loan pursuant to the applicable Non-Serviced Pooling Agreement, to the extent not prohibited by the applicable Non-Serviced Intercreditor Agreement) due on such Distribution Date, (ii) the Trust for all interest on Advances previously paid to the Master Servicer or the Trustee pursuant to Section 3.05(a)(vi) hereof (and, in connection with a Non-Serviced Mortgage Loan, the related

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trust for all interest on Servicing Advances reimbursed by such trust to any party under the applicable Non-Serviced Pooling Agreement, which resulted in an additional expense for the Trust, to the extent not prohibited by the applicable Non-Serviced Intercreditor Agreement) with respect to such Mortgage Loan, Trust Subordinate Companion Loan or related Companion Loan, if applicable and (iii) the Trust for all additional expenses of the Trust (other than Special Servicing Fees, Workout Fees and Liquidation Fees), including without limitation, inspections by the Special Servicer and all unpaid Advances incurred since the Closing Date with respect to such Mortgage Loan. Penalty Charges (other than with respect to a Non-Serviced Mortgage Loan, which shall be payable as additional servicing compensation under the related Non-Serviced Pooling Agreement) remaining thereafter shall be distributed to the Master Servicer, if and to the extent accrued while such Mortgage Loan, Trust Subordinate Companion Loan and any related Companion Loan was a Non-Specially Serviced Mortgage Loan, and to the Special Servicer, if and to the extent accrued on such Mortgage Loan during the period such Mortgage Loan was a Specially Serviced Mortgage Loan or REO Loan. Any Penalty Charges paid or payable as additional servicing compensation to the Master Servicer and the Special Servicer shall be distributed between the Master Servicer and the Special Servicer, on a *pro rata* basis, based on the Master Servicer's and Special Servicer's respective entitlements to such compensation described in the previous sentence. Notwithstanding the foregoing, Penalty Charges with respect to any Companion Loan will be allocated pursuant to the applicable Intercreditor Agreement after payment of all related Advances and interest thereon and additional expenses of the Trust in accordance with this Section 3.11(d).

(e)   With respect to each Distribution Date, the Special Servicer shall deliver or cause to be delivered to the Master Servicer within two (2) Business Days following the Determination Date, and the Master Servicer shall deliver, to the extent it has received, to the Certificate Administrator, without charge and on the same day as the Master Servicer is required to deliver the CREFC® Investor Reporting Package for such Distribution Date, an electronic report (which may include HTML, word or excel compatible format, clean and searchable PDF format or such other format as mutually agreeable between the Certificate Administrator and the Special Servicer) that discloses and contains an itemized listing of any Disclosable Special Servicer Fees received by the Special Servicer or any of its Affiliates, if any, with respect to such Distribution Date; provided that no such report shall be due in any month during which no Disclosable Special Servicer Fees were received.

(f)   The Special Servicer and its Affiliates shall be prohibited from receiving or retaining any compensation or any other remuneration (including, without limitation, in the form of commissions, brokerage fees, rebates, or as a result of any other fee-sharing arrangement) from any Person (including, without limitation, the Trust, any Mortgagor, any property manager, any guarantor or indemnitor in respect of a Mortgage Loan and any purchaser of any Mortgage Loan or REO Property) in connection with the disposition, workout or foreclosure of any Mortgage Loan, the management or disposition of any REO Property, or the performance of any other special servicing duties under this Agreement, other than as expressly provided in this Section 3.11; provided that such prohibition shall not apply to Permitted Special Servicer/Affiliate Fees.

(g)   Pursuant to the CREFC® License Agreement, CREFC® shall be paid (according to the payment instructions set forth on Exhibit JJ hereto or such other payment instructions as CREFC® may provide to the Master Servicer in writing at least two Business Days prior to the Remittance Date) the CREFC® Intellectual Property Royalty License Fee on a monthly basis. The Master Servicer shall withdraw from the Collection Account and, to the extent sufficient funds are on deposit therein, pay the CREFC® Intellectual Property Royalty License Fee to CREFC® in accordance with Section 3.05(a)(xii) on a monthly basis, from funds on deposit in the Collection Account.

Section 3.12   Inspections; Collection of Financial Statements. (a) The Master Servicer shall perform (at its own expense), or shall cause to be performed (at its own expense), a physical inspection of each Mortgaged Property relating to a Mortgage Loan (other than a Non-Serviced Mortgage Loan or a Specially Serviced Mortgage Loan) with a Stated Principal Balance of (i) $[2,000,000] or more at least once every [twelve (12)] months and (ii) less than $[2,000,000] at least once every twenty-four (24) months, in each case, commencing in the calendar year 20[__] (and each Mortgaged Property shall be inspected on or prior to [DATE]); provided, however, that if a physical inspection has been performed by the Special Servicer in the previous [twelve (12)] months and the Master Servicer has no knowledge of a material change in the Mortgaged Property since such physical inspection, the Master Servicer will not be required to perform or cause to be performed, such physical inspection; provided, further, that if any scheduled payment becomes more than [sixty (60)] days delinquent on the related Mortgage Loan, the Special Servicer shall inspect or cause to be inspected the related Mortgaged Property as soon as practicable after such Mortgage Loan becomes a Specially Serviced Mortgage Loan and annually thereafter for so long as such Mortgage Loan remains a Specially Serviced Mortgage Loan. The cost of such inspection by the Special Servicer pursuant to the second proviso of the immediately preceding sentence shall be an expense of the Trust, and, to the extent not paid by the related Mortgagor, reimbursed *first* from Penalty Charges actually received from the related Mortgagor and then from the Collection Account pursuant to Section 3.05(a)(ii), provided that, with respect to a Serviced Whole Loan or Trust AB Whole Loan, such cost shall be payable, subject to the terms of the related Intercreditor Agreement (i) with respect to a Serviced Pari Passu Whole Loan, *pro rata* and *pari passu*, from the related Serviced Pari Passu Mortgage Loan and Serviced Pari Passu Companion Loan, in accordance with their respective Stated Principal Balances, or (ii) with respect to an AB Whole Loan or Trust AB Whole Loan, *first*, from the related AB Subordinate Companion Loan or from amounts available to the Trust as holder of the related Trust Subordinate Companion Loan, as applicable and *then*, from the AB Mortgage Loan or amounts available to the Trust as holder of the related Trust AB Mortgage Loan (provided that, with respect to any AB Subordinate Companion Loan or Trust Subordinate Companion Loan, the foregoing shall not limit or otherwise modify the terms of the related Intercreditor Agreement pursuant to which any amounts collected with respect to the related Whole Loan or Trust AB Whole Loan are allocated to the related Serviced Mortgage Loan and AB Subordinate Companion Loan or the related Trust AB Mortgage Loan and Trust Subordinate Companion Loan), in each case, prior to being payable out of general collections. The Special Servicer or the Master Servicer, as applicable, shall prepare or cause to be prepared a written report of each such inspection detailing the condition of and any damage to the Mortgaged Property to the extent evident from the inspection and specifying the existence of (i) any vacancy in the Mortgaged Property that the preparer of such report has knowledge of and deems material, (ii) any sale, transfer or abandonment of the Mortgaged Property of which the preparer of such report has knowledge or that is evident from the inspection, (iii) any adverse change in the condition of the Mortgaged Property of which the preparer of such report has knowledge or that

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is evident from the inspection, and that the preparer of such report deems material, (iv) any visible material waste committed on the Mortgaged Property of which the preparer of such report has knowledge or that is evident from the inspection and (v) photographs of each inspected Mortgaged Property. The Special Servicer and the Master Servicer shall deliver a copy (in electronic format) of each such report prepared by the Special Servicer and the Master Servicer, respectively, to the other party, to the Directing Certificateholder (prior to the occurrence and continuance of a Control Termination Event) and to the Trustee within five (5) Business Days after completion of such report. Within five (5) Business Days after request for copies of such reports by the Rating Agencies, the Special Servicer or the Master Servicer, as applicable, shall deliver a copy (in electronic format) of each such report prepared by the Special Servicer and the Master Servicer, as applicable, to the 17g-5 Information Provider for posting to the 17g-5 Information Provider's Website for review by Privileged Persons. Prior to the occurrence of a Consultation Termination Event, the Master Servicer shall deliver a copy of each such report to the Directing Certificateholder and upon request to each Controlling Class Certificateholder (which request may state that such items may be delivered until further notice).

(b)   The Special Servicer, in the case of any Specially Serviced Mortgage Loan, and the Master Servicer, in the case of any Non-Specially Serviced Mortgage Loan shall make reasonable efforts to collect promptly and review from each related Mortgagor quarterly and annual operating statements, financial statements, budgets and rent rolls of the related Mortgaged Property, and the quarterly and annual financial statements of such Mortgagor, whether or not delivery of such items is required pursuant to the terms of the related Mortgage Loan documents and any other reports or documents required to be delivered under the terms of the Mortgage Loans (and each Serviced Companion Loan), if delivery of such items is required pursuant to the terms of the related Mortgage Loan (and each Serviced Companion Loan) documents. The Master Servicer and the Special Servicer shall not be required to request such operating statements or rent rolls more than once if the related Mortgagor is not required to deliver such statements pursuant to the terms of the Mortgage Loan documents. In addition, the Special Servicer shall cause quarterly and annual operating statements, budgets and rent rolls to be regularly prepared in respect of each REO Property and shall collect all such items promptly following their preparation. The Special Servicer shall deliver all such items to the Master Servicer within five (5) Business Days of receipt, and the Master Servicer and the Special Servicer, as applicable, shall deliver copies of all the foregoing items so collected to the Trustee, the Certificate Administrator, the Directing Certificateholder, the Operating Advisor and the Depositor, in electronic format, in each case within [thirty (30)] days of its receipt thereof, but in no event, in the case of annual statements, later than June 30 of each year commencing [DATE]. Upon the request of any Privileged Person (other than the NRSROs) to receive copies of such items, the Master Servicer or the Special Servicer, as applicable, shall deliver electronic copies of such items to the Certificate Administrator to be posted on the Certificate Administrator's Website. The Master Servicer or Special Servicer, as applicable, shall deliver copies of all the foregoing items so collected thereby to the 17g-5 Information Provider pursuant to Section 3.13(c).

Within [thirty (30)] days after receipt by the Master Servicer, with respect to all Non-Specially Serviced Mortgage Loans it is responsible for servicing hereunder, or the Special Servicer with respect to Specially Serviced Mortgage Loans and REO Properties (other than any Non-Serviced Mortgaged Property), of any annual operating statements or rent rolls beginning with the quarter ending [DATE] and the calendar year ending December 31, 20[___] with respect to any Mortgaged Property or REO Property, or if such date would be after [DATE] of any year, then within thirty (30) days after receipt, such Master Servicer or Special Servicer, as applicable, shall, based upon such operating statements or rent rolls received, prepare (or, if previously prepared, update) the analysis of operations and the CREFC® NOI Adjustment Worksheet and the CREFC® Operating Statement Analysis Report; provided that any such CREFC® Operating Statement Analysis Report and/or CREFC® NOI Adjustment Worksheet shall not be required to be prepared or updated with respect to year-end or the first calendar quarter of each year to the extent provided by the then current CREFC® Investor Reporting Package. Upon the occurrence and continuation of a Servicing Transfer Event, the Master Servicer shall provide the Special Servicer with all prior CREFC® Operating Statement Analysis Reports and CREFC® NOI Adjustment Worksheets for the related Mortgage Loan (including underwritten figures), and the Special Servicer's obligations hereunder shall be subject to its having received all such reports. The Master Servicer and Special Servicer shall forward to the other and (prior to the occurrence of a Consultation Termination Event) the Directing Certificateholder electronically monthly all operating statements and rent rolls received from any Mortgagor from the prior month. All CREFC® Operating Statement Analysis Reports and CREFC® NOI Adjustment Worksheets shall be maintained by the Master Servicer with respect to each Mortgaged Property (other than a Non-Serviced Mortgaged Property) and REO Property (other than any Non-Serviced Mortgaged Property), and the Master Servicer shall forward copies (in electronic format) thereof and the related operating statements or rent rolls (in each case, promptly following the initial preparation and each material revision thereof) to the Certificate Administrator, the Directing Certificateholder, the Operating Advisor and with respect to any Serviced Companion Loan, the related Companion Holder, the Special Servicer and the 17g-5 Information Provider, and the 17g-5 Information Provider shall post all such items to the 17g-5 Information Provider's Website. The Master Servicer shall maintain a CREFC® Operating Statement Analysis Report and a CREFC® NOI Adjustment Worksheet with respect to each Mortgaged Property (other than a Non-Serviced Mortgaged Property) or REO Property (other than a Non-Serviced Mortgaged Property).

(c)   At or before 12:00 p.m. (New York City time) on each Determination Date, the Special Servicer shall prepare and deliver or cause to be delivered to the Master Servicer and, prior to the occurrence of a Consultation Termination Event, the Directing Certificateholder, the CREFC® Special Servicer Loan File and any applicable CREFC® Loan Liquidation Reports, CREFC® Loan Modification Reports and CREFC® REO Liquidation Reports with respect to the Specially Serviced Mortgage Loans and any REO Properties (other than a Non-Serviced Mortgaged Property), providing the information required of the Special Servicer in an electronic format, reasonably acceptable to the Master Servicer as of the Business Day preceding such Determination Date, which CREFC® Special Servicer Loan File shall include data, to enable the Master Servicer to produce the following supplemental CREFC® reports: (i) a CREFC® Delinquent Mortgage Loan Status Report, (ii) a CREFC® Historical Loan Modification and Corrected Mortgage Loan Report, (iii) a CREFC® REO Status Report, (iv) a CREFC® Comparative Financial Status Report and (v) a CREFC® NOI Adjustment Worksheet and a CREFC® Operating Statement Analysis Report, in each case with the supporting financial statements, budgets, operating statements and rent rolls submitted by the Mortgagor.

USActive 33104371.6

(d)   Not later than 5:00 p.m. (New York City time) on the P&I Advance Date beginning [DATE], the Master Servicer shall prepare (if and to the extent necessary) and deliver or cause to be delivered in electronic format to the Certificate Administrator the following reports and data files: (A) to the extent the Master Servicer has received the CREFC® Special Servicer Loan File at the time required, the most recent CREFC® Delinquent Mortgage Loan Status Report, CREFC® Historical Loan Modification and Corrected Mortgage Loan Report and the CREFC® REO Status Report, (B) CREFC® Loan Setup File (with respect to the first Distribution Date), (C) the most recent CREFC® Property File, and CREFC® Comparative Financial Status Report (in each case incorporating the data required to be included in the CREFC® Special Servicer Loan File pursuant to Section 3.12(c) by the Special Servicer and Master Servicer), (D) a CREFC® Servicer Watch List with information that is current as of such Determination Date, (E) CREFC® Financial File, (F) CREFC® Loan Level Reserve/LOC Report, (G) the CREFC® Advance Recovery Report, (H) CREFC® Total Loan Report and (I) the report on Disclosable Special Servicer Fees delivered pursuant to Section 3.11(e) to the extent received from the Special Servicer, if any. Additionally, not later than 5:00 p.m. (New York City time) on the P&I Advance Date beginning [DATE], the Master Servicer shall deliver or cause to be delivered in electronic format to the Certificate Administrator any applicable CREFC® Loan Liquidation Reports, CREFC® Loan Modification Reports and CREFC® REO Liquidation Reports received from the Special Servicer. Not later than 2:00 p.m. (New York City time) two (2) Business Days prior to the Distribution Date beginning [DATE], the Master Servicer shall deliver or cause to be delivered to the Certificate Administrator via electronic format the CREFC® Loan Periodic Update File. In no event shall any report described in this subsection be required to reflect information that has not been collected by or delivered to the Master Servicer, or any payments or collections not received by the Master Servicer, as of the close of business on the Business Day prior to the Business Day on which the report is due.

(e)   The Special Servicer shall deliver to the Master Servicer the reports and information required of the Special Servicer pursuant to Section 3.12(b) and Section 3.12(c), and the Master Servicer shall deliver to the Certificate Administrator the reports and data files set forth in Section 3.12(d). The Master Servicer may, absent manifest error, conclusively rely on the reports and/or data to be provided by the Special Servicer pursuant to Section 3.12(b) and Section 3.12(c). The Certificate Administrator may, absent manifest error, conclusively rely on the reports and/or data to be provided by the Master Servicer pursuant to Section 3.12(d). In the case of information or reports to be furnished by the Master Servicer to the Certificate Administrator pursuant to Section 3.12(d), to the extent that such information or reports are, in turn, based on information or reports to be provided by the Special Servicer pursuant to Section 3.12(b) or Section 3.12(c) and to the extent that such reports are to be prepared and delivered by the Special Servicer pursuant to Section 3.12(b) or Section 3.12(c), the Master Servicer shall have no obligation to provide such information or reports to the Certificate Administrator until it has received the requisite information or reports from the Special Servicer, and the Master Servicer shall not be in default hereunder due to a delay in providing the reports required by Section 3.12(d) caused by the Special Servicer's failure to timely provide any information or report required under Section 3.12(b) or Section 3.12(c) of this Agreement.

(f)   Notwithstanding the foregoing, however, the failure of the Master Servicer or Special Servicer to disclose any information otherwise required to be disclosed by this Section 3.12 shall not constitute a breach of this Section 3.12 to the extent the Master Servicer or

Special Servicer so fails because such disclosure, in the reasonable belief of the Master Servicer or the Special Servicer, as the case may be, would violate any applicable law or any provision of a Mortgage Loan document prohibiting disclosure of information with respect to the Mortgage Loans or Mortgaged Properties. The Master Servicer and Special Servicer may disclose any such information or any additional information to any Person so long as such disclosure is consistent with applicable law and the Servicing Standard. The Master Servicer or the Special Servicer may affix to any information provided by it any disclaimer it deems appropriate in its reasonable discretion (without suggesting liability on the part of any other party hereto).

(g)   Unless otherwise specifically stated herein, if the Master Servicer or the Special Servicer is required to deliver any statement, report or information under any provisions of this Agreement, the Master Servicer or the Special Servicer, as the case may be, may satisfy such obligation by (x) physically delivering a paper copy of such statement, report or information, (y) delivering such statement, report or information in a commonly used electronic format or (z) except with respect to information to be provided to the Certificate Administrator or any Companion Holder and, prior to the occurrence of a Consultation Termination Event, the Directing Certificateholder, making such statement, report or information available on the Master Servicer's or the Special Servicer's Internet website, unless this Agreement expressly specifies a particular method of delivery.

Notwithstanding anything to the contrary in the foregoing, the Master Servicer and the Special Servicer shall deliver any required statements, reports or other information to the Certificate Administrator in an electronic format mutually agreeable to the Certificate Administrator and the Master Servicer or the Special Servicer, as the case may be. The Master Servicer or the Special Servicer may physically deliver a paper copy of any such statement, report or information as a temporary measure due to system problems, however, copies in electronic format shall follow upon the correction of such system problems.

Section 3.13   Access to Certain Information. (a) Each of the Master Servicer and the Special Servicer shall provide or cause to be provided to the Certificate Administrator, and the Certificate Administrator shall afford access to any Mortgage Loan Seller and to any Certificateholder that is a federally insured financial institution, the OCC, the FDIC, the Board of Governors of the Federal Reserve System of the United States of America and the supervisory agents and examiners of such boards and such corporations, and any other federal or state banking or insurance regulatory authority that may exercise authority over any such Certificateholder, and to each Holder of a Non-Registered Certificate, access to any documentation or information regarding the Mortgage Loans (other than any Non-Serviced Mortgage Loan) and, in the case of a Mortgage Loan that is a portion of a Serviced Whole Loan, the related Companion Loan, and the Trust within its control which may be required by applicable law. At the election of the Master Servicer, the Special Servicer or the Certificate Administrator, such access may be afforded to such Person identified above by the delivery of copies of information as requested by such Person and the Master Servicer, the Special Servicer or the Certificate Administrator shall be permitted to require payment (other than from the Directing Certificateholder and the Trustee and the Certificate Administrator on its own behalf or on behalf of the Certificateholders, as applicable) of a sum sufficient to cover the reasonable out-of-pocket costs incurred by it in making such copies. Such access shall (except as described in the preceding sentence) be afforded without charge but only upon reasonable prior written request and during normal business hours at the offices of the Certificate Administrator or the Custodian.

The failure of the Master Servicer or Special Servicer to provide access as provided in this Section 3.13 as a result of a confidentiality obligation shall not constitute a breach of this Section 3.13. In connection with providing information pursuant to this Section 3.13, the Master Servicer and Special Servicer may each (i) affix a reasonable disclaimer to any information provided by it for which it is not the original source (without suggesting liability on the part of any other party hereto); (ii) affix to any information provided by it a reasonable statement regarding securities law restrictions on such information and/or condition access to information on (x) the execution of a confidentiality agreement substantially in the form of Exhibit X, or (y) execution of a "click-through" confidentiality agreement if such information is being provided through the Master Servicer's or Special Servicer's website; (iii) withhold access to confidential information or any intellectual property; and/or (iv) withhold access to items of information contained in the Servicing File for any Mortgage Loan if the disclosure of such items is prohibited by applicable law or the provisions of any related Mortgage Loan documents or would constitute a waiver of the attorney-client privilege. Notwithstanding any provision of this Agreement to the contrary, the failure of the Master Servicer or the Special Servicer to disclose any information otherwise required to be disclosed by it pursuant to this Agreement shall not constitute a breach of this Agreement to the extent that the Master Servicer or the Special Servicer, as the case may be, determines, in its reasonable good faith judgment consistent with the applicable Servicing Standard, that such disclosure would violate applicable law or any provision of a Mortgage Loan or Companion Loan document prohibiting disclosure of information with respect to the Mortgage Loans or Companion Loans or the Mortgaged Properties, constitute a waiver of the attorney-client privilege on behalf of the Trust or the Trust or otherwise materially harm the Trust or the Trust. Without limiting the generality of the foregoing, the Master Servicer or Special Servicer may refrain from disclosing information that it reasonably determines would prejudice the interest of the Certificateholders with respect to a workout or exercise of remedies as to any particular Mortgage Loan.

[Upon the reasonable request of any Certificateholder (or with respect to any AB Subordinate Companion Loan, the holder of such AB Subordinate Companion Loan) that has delivered an Investor Certification, the Master Servicer may provide (or forward electronically) at the expense of such Certificateholder or holder of such AB Subordinate Companion Loan, as applicable, copies of any appraisals, operating statements, rent rolls and financial statements (in each case, solely relating to the related Serviced Whole Loan or Trust AB Whole Loan, if requested by the holder of an AB Subordinate Companion Loan or a Holder of [LOAN SPECIFIC CLASS] Certificates) obtained by the Master Servicer; provided that, in connection with such request, the Master Servicer may require a written confirmation executed by the requesting Person substantially in such form as may be reasonably acceptable to the Master Servicer, generally to the effect that such Person will keep such information confidential and shall use such information only for the purpose of analyzing asset performance and evaluating any continuing rights the Certificateholder or holder of such AB Subordinate Companion Loan, as applicable, may have under this Agreement.

Notwithstanding anything to the contrary herein, unless required by applicable law or court order, no Certificateholder or beneficial owner shall be given access to, or be provided copies of, the Mortgage Files or Diligence Files.

(b)   The Certificate Administrator shall make available to Privileged Persons (<u>provided</u> that the Prospectus, Statements to Certificateholders, Mortgage Loan Purchase Agreements, this Agreement and the Commission EDGAR filings referred to below will be available to the general public) via the Certificate Administrator's Website, the following items, in each case, to the extent such items were prepared by or delivered to the Certificate Administrator in electronic format:

(i)   The following documents, which will initially be made available under a tab or heading designated "deal documents":

(A)   the Prospectus and any other disclosure document relating to the Offered Certificates, in the form most recently provided to the Certificate Administrator by the Depositor or by any Person designated by the Depositor;

(B)   this Agreement and any amendments and exhibits hereto;

(C)   the Mortgage Loan Purchase Agreements and any amendments and exhibits thereto; and

(D)   the CREFC® Loan Setup File provided by the Master Servicer to the Certificate Administrator;

(ii)   the following documents, which will initially be made available under a tab or heading designated "SEC EDGAR filings";

(A)   any reports on Forms 10-D, 10-K and 8-K that have been filed by the Certificate Administrator with respect to the Trust through the EDGAR system;

(iii)   The following documents, which will initially be made available under a tab or heading designated "periodic reports":

(A)   all Statements to Certificateholders prepared by the Certificate Administrator pursuant to <u>Section 4.02</u>;

(B)   the CREFC® Loan Periodic Update File, the CREFC® Bond Level File, the CREFC® Collateral Summary File, the CREFC® Property File, each of the "surveillance reports" identified as such in the definition of "CREFC® Investor Reporting Package" (including, without limitation, the CREFC® Operating Statement Analysis Report and the CREFC® NOI Adjustment Worksheets), the CREFC® Advance Recovery Report to the extent delivered by the Master Servicer pursuant to this Agreement from time to time; and

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(C)   all Operating Advisor Annual Reports;

(iv)   The following documents, which will initially be made available under a tab or heading designated "additional documents":

(A)   summaries of Final Asset Status Reports or, prior to an AB Control Appraisal Period, summaries of Asset Status Reports approved by the holder of the related Companion Loan or the related Subordinate Loan-Specific Directing Certificateholder, as applicable, and related information delivered to the Certificate Administrator pursuant to Section 3.19(d);

(B)   all property inspection reports and environmental reports delivered to the Certificate Administrator pursuant to Section 3.12(a); and

(C)   any Appraisals delivered to the Certificate Administrator pursuant to Section 3.19;

(v)   The following documents, which will initially be made available under a tab or heading designated "special notices":

(A)   any notice with respect to a release pursuant to Section 3.09(d);

(B)   any notice regarding a waiver, modification or amendment of the terms of any Mortgage Loan or Trust Subordinate Companion Loan pursuant to Section 3.18(g);

(C)   any notice of final payment on the Certificates delivered to the Certificate Administrator pursuant to Section 4.01(h);

(D)   any notice of the occurrence of any Servicer Termination Event or termination of the Master Servicer or the Special Servicer delivered pursuant to Section 7.01;

(E)   any notice of the Certificate Administrator's determination that an Asset Review Trigger has occurred and any other notice required to be delivered to the Certificateholders pursuant to Section 12.01;

(F)   a summary of Asset Review Report received by the Certificate Administrator;

(G)   any notice of the termination of the Sub-Servicer delivered pursuant to Section 3.20(g);

(H)   any notice of resignation of the Trustee or the Certificate Administrator, and any notice of the acceptance of appointment by the successor trustee or the successor certificate administrator pursuant to Section 8.07 or Section 8.08;

(I)   any Officer's Certificate supporting any determination that any Advance was (or, if made, would be) a Nonrecoverable Advance;

(J)   any notice of resignation or termination of the Master Servicer or Special Servicer pursuant to Section 7.03;

(K)   any notice of termination pursuant to Section 9.01;

(L)   any notice of resignation or termination of the Operating Advisor or the Asset Representations Reviewer and any notice of the acceptance of appointment by the successor operating advisor or the successor Asset Representations Reviewer pursuant to Section 3.26 or Section 12.03, respectively;

(M)   any notice of any request by requisite percentage of Certificateholders for a vote to terminate the Special Servicer pursuant to Section 7.01(d), the Operating Advisor pursuant to Section 3.26(j) or the Asset Representations Reviewer pursuant to Section 12.05(b);

(N)   any notice of recommendation of termination of the Special Servicer by the Operating Advisor and the related report prepared by the Operating Advisor in connection with such recommendation;

(O)   any notice that a Control Termination Event has occurred or is terminated or that a Consultation Termination Event has occurred;

(P)   any notice of the occurrence of an Operating Advisor Termination Event;

(Q)   any notice of the occurrence of an Asset Representations Reviewer Termination Event;

(R)   any assessments of compliance delivered to the Certificate Administrator; and

(S)   any attestation reports delivered to the Certificate Administrator;

(T)   any "special notices" required by a Certificateholder to be posted on the Certificate Administrator's website pursuant to Section 5.06;

(U)   the "Investor Q&A Forum" pursuant to Section 4.07(a); and

(V)   solely to Certificateholders and Certificate Owners that are Privileged Persons, the "Investor Registry" pursuant to Section 4.07(b).

The Certificate Administrator shall post on the Certificate Administrator's Website the items and reports identified in clauses (iii)(A) and (B) above on each Distribution Date. In addition, if the Depositor so directs the Certificate Administrator, and on terms acceptable to the Certificate Administrator, the Certificate Administrator shall make certain other information and reports related to the Mortgage Loans available through its Internet website. The Certificate Administrator makes no representation or warranty as to the accuracy or completeness of any report, document or other information made available on its Internet website and assumes no responsibility therefor, other than with respect to such reports, documents or other information prepared by the Certificate Administrator. In addition, the Certificate Administrator may disclaim responsibility for any information distributed by it for which it is not the original source.

In connection with providing access to the Certificate Administrator's Website (other than with respect to access provided to the general public in accordance with Section 3.13(b), the Certificate Administrator may require registration and the acceptance of a disclaimer. The Certificate Administrator shall not be liable for the dissemination of information in accordance herewith. Questions regarding the Certificate Administrator's Website can be directed to the Certificate Administrator's CMBS customer service desk at [PHONE NUMBER].

(c) The 17g-5 Information Provider shall make available solely to the Depositor and the NRSROs the following items to the extent such items are delivered to it (in the form of an electronic document suitable for posting) via electronic mail at [EMAIL ADDRESS], specifically with a subject reference of "[TRANSACTION REFERENCE]" and an identification of the type of information being provided in the body of such electronic mail; or via any alternative electronic mail address following notice to the parties hereto or any other delivery method established or approved by the 17g-5 Information Provider if or as may be necessary or beneficial:

(i) any notices of waivers under Section 3.08(d);

(ii) any Asset Status Report delivered by the Special Servicer under Section 3.19(d);

(iii) any notice of final payment on the Certificates;

(iv) any environmental reports delivered by the Special Servicer under Section 3.09(e);

(v) any Appraisals delivered to the 17g-5 Information Provider pursuant to Section 3.19;

(vi) any annual statements as to compliance and related Officer's Certificates delivered under Section 11.09 or 11.10;

(vii) any annual independent public accountants' attestation reports delivered pursuant to Section 11.11;

(viii)   any notice to the Rating Agencies relating to the Special Servicer's determination to take action without receiving Rating Agency Confirmation from any Rating Agency as set forth in Section 3.25(a);

(ix)   copies of requests or questions that were submitted by the Rating Agencies relating to a request for Rating Agency Confirmation;

(x)   any requests for Rating Agency Confirmation that are delivered to the 17g-5 Information Provider pursuant to Section 3.25(a);

(xi)   any notice of resignation of the Trustee or the Certificate Administrator and any notice of the acceptance of appointment by the successor trustee or the successor certificate administrator pursuant to Section 8.07 or Section 8.08;

(xii)   any Officer's Certificate supporting any determination that any Advance was (or, if made, would be) a Nonrecoverable Advance;

(xiii)   any notice of a Servicer Termination Event or termination of the Master Servicer or the Special Servicer delivered pursuant to Section 7.01;

(xiv)   any notice of the merger or consolidation of the Certificate Administrator or the Trustee pursuant to Section 8.09;

(xv)   any notice of any amendment that modifies the procedures herein relating to Rule 17g-5 of the Exchange Act pursuant to Section 13.01(a)(viii);

(xvi)   any Operating Advisor Annual Report pursuant to Section 3.26;

(xvii)   any summary of oral communication with the Rating Agencies or any written question or request from the Rating Agencies directed toward the Master Servicer, Special Servicer, Certificate Administrator or Trustee regarding any of the information delivered to the 17g-5 Information Provider pursuant to this Section 3.13(c) or regarding any request for a Rating Agency Confirmation or regarding any of the Mortgage Loan documents or any matter related to the Certificates, Mortgage Loans, any related Companion Loan or Trust Subordinate Companion Loan, the related Mortgaged Properties, the related Mortgagors or any other matters related to this Agreement or any applicable Intercreditor Agreement; provided that the summary of such oral communication shall not identify the Rating Agency with whom the communication was held pursuant to Section 3.13(f);

(xviii)   any other information delivered to the 17g-5 Information Provider pursuant to this Agreement including, without limitation, Section 2.03(b), Section 3.07(a), Section 3.12, Section 3.17(c), Section 3.18(g); Section 11.09 or Section 11.10; and

(xix)   any other information delivered to the Rating Agencies pursuant to this Agreement including, without limitation, Section 13.10.

The foregoing information shall be made available by the 17g-5 Information Provider on the 17g-5 Information Provider's Website. Information will be posted on the same Business Day of receipt provided that such information is received by 12:00 p.m., New York City time, or, if received after 12:00 p.m., New York City time, on the next Business Day. The 17g-5 Information Provider shall have no obligation or duty to verify, confirm or otherwise determine whether the information being delivered is accurate, complete, conforms to the transaction, or otherwise is or is not anything other than what it purports to be. In the event that any information is delivered or posted in error, each of the Certificate Administrator and the 17g-5 Information Provider may remove such information from the 17g-5 Information Provider's Website. The Certificate Administrator and the 17g-5 Information Provider have not obtained and shall not be deemed to have obtained actual knowledge of any information merely by posting such information to the Certificate Administrator's Website or the 17g-5 Information Provider's Website to the extent such information was not produced by the Certificate Administrator or the 17g-5 Information Provider, as applicable. Access will be provided by the 17g-5 Information Provider to the NRSROs upon receipt of an NRSRO Certification in the form of Exhibit P-2 hereto (which certification may be submitted electronically via the 17g-5 Information Provider's Website). Questions regarding delivery of information to the 17g-5 Information Provider may be directed to [PHONE NUMBER] or [EMAIL ADDRESS] (specifically referencing "[TRANSACTION REFERENCE]" in the subject line).

Upon request of the Depositor or the Rating Agencies, the 17g-5 Information Provider shall post on the 17g-5 Information Provider's Website any additional information requested by the Depositor or the Rating Agencies to the extent such information is delivered to the 17g-5 Information Provider electronically in accordance with this Section 3.13. In no event shall the 17g-5 Information Provider disclose on the 17g-5 Information Provider's Website the Rating Agency that requested such additional information.

The 17g-5 Information Provider shall provide a mechanism to notify each Person that has signed-up for access to the 17g-5 Information Provider's Website in respect of the transaction governed by this Agreement each time an additional document is posted to the 17g-5 Information Provider's Website.

Any information required to be delivered to the 17g-5 Information Provider by any party under this Agreement shall be delivered to it via electronic mail at [EMAIL ADDRESS], specifically with a subject reference of "[TRANSACTION REFERENCE]" and an identification of the type of information being provided in the body of such electronic mail, or via any alternative electronic mail address following notice to the parties hereto or any other delivery method established or approved by the 17g-5 Information Provider.

Notwithstanding anything to the contrary contained in this Agreement, none of the foregoing information which relates solely to Class [LOAN-SPECIFIC] Certificates and does not contain information related to the corresponding Trust AB Whole Loan or other Certificates shall be required to delivered to the Rating Agencies or be posted to the 17g-5 Information Provider's Website.

(d)   Certain information concerning the Mortgage Loans and the Certificates (including the Statements to Certificateholders, CREFC® reports and supplemental notices with respect to such Statements to Certificateholders and CREFC® reports) shall be provided by the Certificate Administrator to third parties (including [Bloomberg, L.P., Trepp, LLC, Intex Solutions, Inc., BlackRock Financial Management Inc., Interactive Data Corporation, CMBS.com, Markit and Thomson Reuters Corporation]) with the consent of the Depositor, and providing such information shall not constitute a breach of this Agreement by the Certificate Administrator. Such information will be made available to such third parties upon receipt of a certificate in the form of Exhibit P-3 hereto, which certification may be submitted electronically via the Certificate Administrator's Website.

(e)   Each of the Master Servicer and the Special Servicer may, in accordance with such reasonable rules and procedures as it may adopt, also deliver, produce or otherwise make available through its website or otherwise, any additional information relating to the Mortgage Loans (other than any Non-Serviced Mortgage Loan), any related Serviced Companion Loan, any related Trust Subordinate Companion Loan, the Mortgaged Properties (other than any Non-Serviced Mortgaged Property), or the related Mortgagors, for review by the Depositor, the Underwriters and any other Persons who deliver an Investor Certification in accordance with this Section 3.13 and the Rating Agencies (collectively, the "Disclosure Parties") (only to the extent such additional information is simultaneously delivered to the 17g-5 Information Provider for posting on the 17g-5 Information Provider's Website in accordance with the provisions of Section 3.13(c)), in each case, except to the extent doing so is prohibited by this Agreement (including without limitation, any prohibitions on dissemination of any confidential information, including, without limitation, any Privileged Information), applicable law or by the related Mortgage Loan documents. Each of the Master Servicer and the Special Servicer shall be entitled to (i) indicate the source of such information and affix thereto any disclaimer it deems appropriate in its discretion and/or (ii) require that the recipient of such information (A) except for the Depositor and the Rating Agencies, enter into (x) an Investor Certification, (y) a confidentiality agreement substantially in the form of Exhibit X or (z) a "click-through" confidentiality agreement if such information is being provided through the Master Servicer's or Special Servicer's website, and (B) acknowledge that the Master Servicer or the Special Servicer may contemporaneously provide such information to any other Disclosure Party. In addition, to the extent access to such information is provided via the Master Servicer's or the Special Servicer's website, the Master Servicer and the Special Servicer may require registration and the acceptance of a reasonable and customary disclaimer and/or an additional or alternative agreement as to the confidential nature of such information. In connection with providing access to or copies of the information described in this Section 3.13(e) to current or prospective Certificateholders the form of confidentiality agreement used by the Master Servicer or the Special Servicer, as applicable, shall be: (i) in the case of a Certificateholder, an Investor Certification executed by the requesting Person indicating that such Person is a Holder of Certificates and will keep such information confidential (except that such Certificateholder may provide such information (x) to its auditors, legal counsel and regulators and (y) to any other Person that holds or is contemplating the purchase of any Certificate or interest therein (provided that such other Person confirms in writing such ownership interest or prospective ownership interest and agrees to keep such information confidential)); and (ii) in the case of a prospective purchaser of Certificates or interests therein or an investment advisor related thereto, an Investor Certification indicating that such Person is a prospective purchaser of a Certificate or an interest therein or an investment advisor related thereto and is requesting the information for use in evaluating a possible investment in Certificates and will otherwise keep such information

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confidential with no further dissemination (except that such Certificateholder may provide such information to its auditors, legal counsel and regulators). In the case of a licensed or registered investment advisor acting on behalf of a current or prospective Certificateholder, the Investor Certification shall be executed and delivered by both the investment advisor and such current or prospective Certificateholder.

Neither the Master Servicer nor the Special Servicer shall be liable for its dissemination of information in accordance with this Agreement or by others in violation of the terms of this Agreement. Neither the Master Servicer nor the Special Servicer shall be responsible or have any liability for the completeness or accuracy of the information delivered, produced or otherwise made available pursuant to this Section 3.13 unless such information was produced by the Master Servicer or Special Servicer, as applicable.

(f) The Master Servicer, the Special Servicer, the Certificate Administrator and the Trustee shall be permitted (but not obligated) to orally communicate with the Rating Agencies regarding any of the Mortgage Loan documents and any other matter related to the Mortgage Loans, the related Mortgaged Properties, the related Mortgagors or any other matters relating to this Agreement or related Intercreditor Agreement; provided that such party summarizes the information provided to the Rating Agencies in such communication in writing and provides the 17g-5 Information Provider with such written summary in accordance with the procedures set forth in Section 3.13(c) the same day such communication takes place; provided, further that the summary of such oral communications shall not identify which Rating Agency the communication was with. The 17g-5 Information Provider shall post such written summary on the 17g-5 Information Provider's Website in accordance with the procedures set forth in Section 3.13(c).

(g) The Special Servicer, subject to the limitations on delivery of Privileged Communications, shall deliver to the Operating Advisor such reports and other information produced or otherwise available to the Directing Certificateholder [(other than, prior to the occurrence and continuance of a Control Termination Event, any Asset Status Reports that are not Final Asset Status Reports)] [EXCLUDE FOR TRANSACTIONS THAT CLOSE ON OR AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST], or Certificateholders generally, requested by the Operating Advisor in support of the performance of its obligations under this Agreement in electronic format.

(h) None of the foregoing restrictions in this Section 3.13 or otherwise in this Agreement shall prohibit or restrict oral or written communications, or providing information, between the Master Servicer, the Operating Advisor, the Asset Representations Reviewer or the Special Servicer, on the one hand, and any Rating Agency or NRSRO, on the other hand, with regard to (i) such Rating Agency's or NRSRO's review of the ratings it assigns to the Master Servicer, the Operating Advisor, the Asset Representations Reviewer or the Special Servicer, as applicable, (ii) such Rating Agency's or NRSRO's approval of the Master Servicer, the Operating Advisor, the Asset Representations Reviewer or the Special Servicer, as applicable, as a commercial mortgage master, special or primary servicer, or (iii) such Rating Agency's or NRSRO's evaluation of the Master Servicer's, the Operating Advisor, the Asset Representations Reviewer's or the Special Servicer's, as applicable, servicing operations in general; provided,

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that the Master Servicer, the Operating Advisor, the Asset Representations Reviewer or the Special Servicer, as applicable, shall not provide any information relating to the Certificates or the Mortgage Loans or Trust Subordinate Companion Loan, as applicable, to any Rating Agency or NRSRO in connection with such review and evaluation by such Rating Agency or NRSRO unless (x) Mortgagor, property and other deal specific identifiers are redacted; or (y) such information has already been provided to the 17g-5 Information Provider and has been uploaded on to the 17g-5 Information Provider's Website.

(i)   The costs and expenses of compliance with this Section 3.13 by the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Trustee, the Operating Advisor, the Asset Representations Reviewer and any other party hereto shall not be additional expenses of the Trust, but shall be borne by the applicable party hereto.

Section 3.14   Title to REO Property; REO Account.   (a) If title to any Mortgaged Property is acquired (and thus becomes REO Property), the deed or certificate of sale shall be issued in the name of the Trust where permitted by applicable law or regulation and consistent with customary servicing procedures, and otherwise, in the name of the Trustee or its nominee on behalf of the Certificateholders and, if applicable, on behalf of the Holders of the Class [LOAN-SPECIFIC] Certificates, in the case of the Trust Subordinate Companion Loan, or the related Companion Holders, in the case of a Serviced Companion Loan. REO Property with respect to a Non-Serviced Mortgage Loan is excluded for all purposes of this Section 3.14. The Special Servicer, on behalf of the Trust and, if applicable, the related Serviced Companion Noteholder, shall sell any REO Property prior to the close of the third calendar year following the year in which the Trust acquires ownership of such REO Property, within the meaning of Treasury Regulations Section 1.856-6(b)(1), for purposes of Section 860G(a)(8) of the Code, unless the Special Servicer either (i) applies for an extension of time no later than sixty (60) days prior to the close of the third calendar year in which it acquired ownership (or the period provided in the then applicable REMIC Provisions) and such extension is granted or is not denied (an "REO Extension") by the Internal Revenue Service to sell such REO Property or (ii) obtains for the Trustee, the Certificate Administrator an Opinion of Counsel, addressed to the Trustee, the Certificate Administrator, to the effect that the holding by the Trust of such REO Property subsequent to the close of the third calendar year following the year in which acquisition occurred will not cause the imposition of a tax on any Trust REMIC or cause any Trust REMIC to fail to qualify as a REMIC at any time that any Lower-Tier Regular Interest or Certificate is outstanding. If the Special Servicer is granted or not denied the REO Extension contemplated by clause (i) of the immediately preceding sentence or obtains the Opinion of Counsel contemplated by clause (ii) of the immediately preceding sentence, the Special Servicer shall sell such REO Property within such longer period as is permitted by such REO Extension or such Opinion of Counsel, as the case may be. Any expense incurred by the Special Servicer in connection with its being granted the REO Extension contemplated by clause (i) of the second preceding sentence or its obtaining the Opinion of Counsel contemplated by clause (ii) of the second preceding sentence, shall be an expense of the Trust payable out of the Collection Account pursuant to Section 3.05(a).

(b)   The Special Servicer shall segregate and hold all funds collected and received in connection with any REO Property separate and apart from its own funds and general assets. If an REO Acquisition shall occur, the Special Servicer shall establish and maintain one

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or more REO Accounts, held on behalf of the Trustee for the benefit of the Certificateholders and, if applicable, on behalf of the Holders of the Class [LOAN-SPECIFIC] Certificates, in the case of the Trust Subordinate Companion Loan, or any related Companion Holder(s), as applicable, as their interest shall appear, and the Trustee (as holder of the Lower-Tier Regular Interests), for the retention of revenues and other proceeds derived from each REO Property. The REO Account shall be an Eligible Account. The Special Servicer shall deposit, or cause to be deposited, in the REO Account, within one (1) Business Day after receipt of properly identified funds, all REO Revenues, Insurance and Condemnation Proceeds and Liquidation Proceeds received in respect of an REO Property. Funds in the REO Account may be invested in Permitted Investments in accordance with Section 3.06. The Special Servicer shall give notice to the Trustee, the Certificate Administrator, and the Master Servicer of the location of the REO Account when first established and of the new location of the REO Account prior to any change thereof.

(c)   The Special Servicer shall withdraw from the REO Account funds necessary for the proper operation, management, insuring, leasing, maintenance and disposition of any REO Property, but only to the extent of amounts on deposit in the REO Account relating to such REO Property. On or prior to each Determination Date (or with respect to a Serviced Companion Loan, on the Business Day preceding each Serviced Whole Loan Remittance Date), the Special Servicer shall withdraw from the REO Account and remit to the Master Servicer, which shall deposit into the Collection Account (or the Companion Distribution Account, as applicable), the aggregate of all amounts received in respect of each REO Property during the most recently ended Collection Period, net of (i) any withdrawals made out of such amounts pursuant to the preceding sentence and (ii) Net Investment Earnings on amounts on deposit in the REO Account; provided, however, that the Special Servicer may retain in such REO Account, in accordance with the Servicing Standard, such portion of such balance as may be necessary to maintain a reasonable reserve for repairs, replacements, leasing, management and tenant improvements and other related expenses for the related REO Property. In addition, on or prior to each Determination Date (or with respect to a Serviced Companion Loan, on the Business Day preceding each Serviced Whole Loan Remittance Date), the Special Servicer shall provide the Master Servicer with a written accounting of amounts remitted to the Master Servicer for deposit in the Collection Account, as applicable, on such date. The Master Servicer shall apply all such amounts as instructed by the Special Servicer on the Determination Date (or with respect to a Serviced Companion Loan, on each Serviced Whole Loan Remittance Date) for the related Distribution Date.

(d)   The Special Servicer shall keep and maintain separate records, on a property-by-property basis, for the purpose of accounting for all deposits to, and withdrawals from, the REO Account pursuant to Section 3.14(b) or Section 3.14(c).

(e)   With respect to the Trust Subordinate Companion Loan, references to actions being taken for the benefit of the Trust Subordinate Companion Loan in this Section 3.14 shall be deemed to be taken also for the benefit of the Holders of the Class [LOAN-SPECIFIC] Certificates, as beneficial owners of the Trust Subordinate Companion Loan.

Section 3.15   Management of REO Property. (a) If title to any REO Property is acquired, the Special Servicer shall manage, consent, protect, operate and lease such REO

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Property (other than any Non-Serviced Mortgaged Property) for the benefit of the Certificateholders (including, in the case of the Trust Subordinate Companion Loan, the Holders of the Class [LOAN-SPECIFIC] Certificates) and the related Companion Holders, as applicable, and the Trustee (as holder of the Lower-Tier Regular Interests) solely for the purpose of its timely disposition and sale in a manner that does not cause such REO Property to fail to qualify as "foreclosure property" within the meaning of Section 860G(a)(8) of the Code or result in the receipt by the Trust or any Serviced Companion Noteholder of any "income from non-permitted assets" within the meaning of Section 860F(a)(2)(B) of the Code or result in an Adverse REMIC Event. Subject to the foregoing, however, the Special Servicer shall have full power and authority to do any and all things in connection therewith as are in the best interests of and for the benefit of the Certificateholders (including, in the case of the Trust Subordinate Companion Loan, the Holders of the Class [LOAN-SPECIFIC] Certificates (and, in the case of each Serviced Whole Loan, the related Companion Holder(s)) and the Trustee (as holder of the Lower-Tier Regular Interests) all as a collective whole (taking into account the subordinate or *pari passu* nature of any Companion Loan or Trust Subordinate Companion Loan, as the case may be) (as determined by the Special Servicer in its reasonable judgment in accordance with the Servicing Standard). Notwithstanding anything to the contrary herein, REO Property with respect to a Non-Serviced Mortgage Loan is excluded for all purposes of this Section 3.15. Subject to this Section 3.15, the Special Servicer may allow the Trust or any commercial mortgage securitization that holds any Serviced Companion Loan to earn "net income from foreclosure property" within the meaning of Section 860G(d) of the Code if it determines that earning such income is in the best interests of Certificateholders (including, in the case of the Trust Subordinate Companion Loan, the Holders of the Class [LOAN-SPECIFIC] Certificates) and, if applicable, any related Companion Holder(s) on a net after-tax basis as compared with net leasing such REO Property or operating such REO Property on a different basis. In connection therewith, the Special Servicer shall deposit or cause to be deposited on a daily basis (and in no event later than one (1) Business Day following receipt of such properly identified funds) in the applicable REO Account all revenues received by it with respect to each REO Property and the related REO Loan, and shall withdraw from the REO Account, to the extent of amounts on deposit therein with respect to such REO Property, funds necessary for the proper operation, management, leasing and maintenance of such REO Property, including, without limitation:

> (i)   all insurance premiums due and payable in respect of such REO Property;

> (ii)   all real estate taxes and assessments in respect of such REO Property that may result in the imposition of a lien thereon;

> (iii) any ground rents in respect of such REO Property, if applicable; and

> (iv)   all costs and expenses necessary to maintain and lease such REO Property.

> To the extent that amounts on deposit in the REO Account in respect of any REO Property are insufficient for the purposes set forth in clauses (i) through (iv) above with respect to such REO Property, the Master Servicer (subject to receiving notice from the Special Servicer in accordance with the procedures set forth elsewhere in this Agreement) shall advance from its own funds such amount as is necessary for such purposes unless (as evidenced by an Officer's Certificate delivered to the Trustee, the Special Servicer, the Depositor, the Certificate

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Administrator and (prior to the occurrence of a Consultation Termination Event) the Directing Certificateholder) such advances would, if made, constitute Nonrecoverable Servicing Advances.

(b) Without limiting the generality of the foregoing, the Special Servicer shall not:

(i) permit the Trust to enter into, renew or extend any New Lease with respect to any REO Property, if the New Lease by its terms will give rise to any income that does not constitute Rents from Real Property;

(ii) permit any amount to be received or accrued under any New Lease other than amounts that will constitute Rents from Real Property;

(iii) authorize or permit any construction on any REO Property, other than the completion of a building or other improvement thereon, and then only if more than 10% of the construction of such building or other improvement was completed before default on the related Mortgage Loan or Trust Subordinate Companion Loan, if applicable, became imminent, all within the meaning of Section 856(e)(4)(B) of the Code; or

(iv) Directly Operate, or allow any other Person, other than an Independent Contractor, to Directly Operate, any REO Property on any date more than ninety (90) days after its acquisition date;

unless, in any such case, the Special Servicer has obtained an Opinion of Counsel (the cost of which shall be paid by the Master Servicer as a Servicing Advance) to the effect that such action will not cause such REO Property to fail to qualify as "foreclosure property" within the meaning of Section 860G(a)(8) of the Code at any time that it is held for the benefit of the Trust, in which case the Special Servicer may take such actions as are specified in such Opinion of Counsel.

(c) The Special Servicer shall contract with any Independent Contractor for the operation and management of any REO Property within ninety (90) days of the acquisition date thereof, provided that:

(i) the terms and conditions of any such contract may not be inconsistent herewith and shall reflect an agreement reached at arm's length;

(ii) the fees of such Independent Contractor (which shall be an expense of the Trust) shall be reasonable and customary in light of the nature and locality of the Mortgaged Property;

(iii) any such contract shall require, or shall be administered to require, that the Independent Contractor (A) pay all costs and expenses incurred in connection with the operation and management of such REO Property, including, without limitation, those listed in subsection (a) hereof, and (B) remit all related revenues collected (net of its fees and such costs and expenses) to the Special Servicer upon receipt;

(iv) none of the provisions of this Section 3.15(c) relating to any such contract or to actions taken through any such Independent Contractor shall be deemed to relieve

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the Special Servicer of any of its duties and obligations hereunder with respect to the operation and management of any such REO Property; and

(v)   the Special Servicer shall be obligated to manage and supervise such Independent Contractor in accordance with the Servicing Standard.

The Special Servicer shall be entitled to enter into any agreement with any Independent Contractor performing services for it related to its duties and obligations hereunder for indemnification of the Special Servicer by such Independent Contractor, and nothing in this Agreement shall be deemed to limit or modify such indemnification.

(d)   When and as necessary, the Special Servicer shall send to the Trustee, the Certificate Administrator and the Master Servicer a statement prepared by the Special Servicer setting forth the amount of net income or net loss, as determined for federal income tax purposes, resulting from the operation and management of a trade or business on, the furnishing or rendering of a non-customary service to the tenants of, or the receipt of any other amount not constituting Rents from Real Property in respect of, any REO Property in accordance with Sections 3.15(a) and 3.15(b).

Section 3.16   Sale of Defaulted Mortgage Loans and REO Properties. (a) (i) Within thirty (30) days after a Defaulted Mortgage Loan or defaulted Trust Subordinate Companion Loan has become a Specially Serviced Mortgage Loan, the Special Servicer shall order (but shall not be required to have received) an Appraisal and within thirty (30) days of receipt of the Appraisal shall determine the fair value of such Defaulted Mortgage Loan or defaulted Trust Subordinate Companion Loan in accordance with the Servicing Standard; provided, however, that if the Special Servicer is then in the process of obtaining an Appraisal with respect to the related Mortgaged Property, the Special Servicer shall make its fair value determination as soon as reasonably practicable (but in any event within thirty (30) days) after its receipt of such an Appraisal. The Special Servicer may, from time to time, adjust its fair value determination based upon changed circumstances, new information and other relevant factors, in each instance in accordance with a review of such circumstances and new information in accordance with the Servicing Standard; provided that the Special Servicer shall promptly notify the Master Servicer, the Directing Certificateholder and the Operating Advisor in writing of the initial fair value determination and any adjustment to its fair value determination.

(ii)   If any Mortgage Loan, Serviced Companion Loan or Trust Subordinate Companion Loan subject to an Intercreditor Agreement is a Specially Serviced Mortgage Loan or to the extent otherwise required pursuant to the terms of the related Intercreditor Agreement, then the Special Servicer (with respect to a Specially Serviced Mortgage Loan) or the Master Servicer (with respect to a Non-Specially Serviced Mortgage Loan) shall promptly notify in writing the other, any related Companion Holder, the related Subordinate Loan-Specific Directing Certificateholder (in the case of the Trust Subordinate Companion Loan) and any related mezzanine lender, as applicable, of any events requiring notice under the Intercreditor Agreement in accordance with the terms thereof. Thereafter, any related Companion Holder, the related Subordinate Loan-Specific Directing Certificateholder (in the case of the Trust Subordinate Companion Loan) and related mezzanine lender, as applicable, will, notwithstanding anything in this

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Section 3.16 to the contrary, have the option to purchase the related Mortgage Loan and cure defaults relating thereto as and to the extent set forth in the related Intercreditor Agreement.

(iii)   If any Mortgage Loan not subject to an Intercreditor Agreement becomes a Specially Serviced Mortgage Loan, or if the related Subordinate Loan-Specific Directing Certificateholder (in the case of the Trust AB Mortgage Loan), related Companion Holder or related mezzanine lender, as applicable, for any such Mortgage Loan subject to an Intercreditor Agreement has not previously exercised the option to purchase the Mortgage Loan pursuant to the previous paragraph, the Special Servicer may offer to sell to any Person any Specially Serviced Mortgage Loan (to the extent consistent with any related Intercreditor Agreement) or may offer to purchase any Specially Serviced Mortgage Loan, if and when the Special Servicer determines, consistent with the Servicing Standard, that no satisfactory arrangements (including by way of a discounted pay-off) can be made for collection of delinquent payments thereon and such a sale would be in the best economic interests of the Trust on a net present value basis.   [In the case of the Non-Serviced Mortgage Loan, under certain limited circumstances permitted under the related Intercreditor Agreement, to the extent that such Non-Serviced Mortgage Loan is not sold together with the Non-Serviced Companion Loan by the Special Servicer for the Non-Serviced Whole Loan, the Special Servicer will be entitled to sell (with the consent of the Directing Certificateholder if no Control Termination Event has occurred and is continuing) such Non-Serviced Mortgage Loan if it determines in accordance with the Servicing Standard that such action would be in the best interests of the Certificateholders.]   The Special Servicer is required to give the Trustee, the Certificate Administrator, the Master Servicer, the Operating Advisor and the Directing Certificateholder not less than ten (10) days' prior written notice of its intention to sell any Specially Serviced Mortgage Loan, in which case the Special Servicer is required to accept the highest offer received from any person for such Specially Serviced Mortgage Loan in an amount at least equal to the Purchase Price or, at its option, if it has received no offer at least equal to the Purchase Price therefor, purchase such Specially Serviced Mortgage Loan at such Purchase Price.

(iv)   (A) In the case of a Specially Serviced Mortgage Loan as to which a default has occurred and is continuing, in the absence of any offer at least equal to the Purchase Price pursuant to clause (iii) above (or purchase by the Special Servicer for such price), the Special Servicer shall, subject to subclause (B) below, accept the highest offer received from any Person that is determined by the Special Servicer to be a fair price for such Specially Serviced Mortgage Loan, if the highest offeror is a Person other than an Interested Person. If the highest offeror is an Interested Person, the Trustee (based upon updated Appraisals ordered by the Special Servicer and received by the Trustee (or ordered by the Trustee if the Special Servicer or any of its Affiliates is an Interested Person)) shall determine the fair price [unless (i) the offer is equal to or greater than the applicable Purchase Price, (ii) the offer is the highest offer received and (iii) at least two other offers are received from independent third parties; provided, however, that no offer from an Interested Person will constitute a fair price unless (A) it is the highest offer received and (B) at least two other offers are received from independent third parties], and any such determination by the Trustee shall be binding upon all parties. The Trustee shall act in a commercially reasonable manner in making such determination. If the Trustee is required to determine whether a cash offer by an Interested Person constitutes a fair price, the Trustee may (at its option) designate an independent third party expert in real estate or commercial mortgage loan matters with at least 5 years' experience in valuing or investing in loans similar to the subject Mortgage Loan, that has been selected with reasonable care by the Trustee to determine if such cash offer constitutes a fair price for such Mortgage Loan. If the Trustee designates such a third party to make such determination, the Trustee shall be entitled to rely conclusively upon such third party's determination. The reasonable fees of, and the costs of all appraisals, inspection reports and broker opinions of value incurred by any such third party shall be covered by, and shall be reimbursable, from the offering Interested Person and the Special Servicer shall use efforts consistent with the Servicing Standard to collect payment from such Interested Person. If such expense is not paid by the applicable Interested Person within thirty (30) days of demand for payment, such expense shall be reimbursable to the Trustee by the Master Servicer as a Servicing Advance but the Special Servicer shall continue to use efforts consistent with the Servicing Standard to collect such amounts from the applicable Interested Person. Neither the Trustee, in its individual capacity, nor any of its Affiliates may make an offer for or purchase any Specially Serviced Mortgage Loan.

(B) The Special Servicer will not be obligated to accept the highest offer if the Special Servicer determines, in accordance with the Servicing Standard (and subject to the requirements of any related Intercreditor Agreement), that the rejection of such offer would be in the best interests of the Holders of Certificates. In addition, the Special Servicer may accept a lower offer if it determines, in accordance with the Servicing Standard (and subject to the requirements of any related Intercreditor Agreement), that the acceptance of such offer would be in the best interests of the Holders of Certificates (for example, if the prospective buyer making the lower offer is more likely to perform its obligations, or the terms offered by the prospective buyer making the lower offer are more favorable); provided that the offeror is not the Special Servicer or a Person that is an Affiliate of the Special Servicer. The Special Servicer shall use reasonable efforts to sell all Specially Serviced Mortgage Loans prior to the Rated Final Distribution Date. For the avoidance of doubt, the Trustee shall have no obligation to make any fair value determination, to the extent required to do so pursuant to this Section 3.16, on the basis of anything other than the related Appraisal.

(v) Unless and until any Specially Serviced Mortgage Loan is sold pursuant to this Section 3.16(a), the Special Servicer shall pursue such other resolution strategies with respect to such Specially Serviced Mortgage Loan, including, without limitation, workout and foreclosure, as the Special Servicer may deem appropriate, consistent with the Asset Status Report and the Servicing Standard and the REMIC Provisions.

(b) (i) (A) The Special Servicer may purchase any REO Property at the Purchase Price therefor (in the case of a Serviced Whole Loan or Trust AB Whole Loan, such purchase shall be a purchase of the entire REO Property, including the portion relating to the related Companion Loan or Trust Subordinate Companion Loan, as applicable). The Special

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Servicer may also offer to sell to any Person any REO Property (in the case of a Serviced Whole Loan or Trust AB Whole Loan, such sale shall be a sale of the entire REO Property, including the portion relating to the related Companion Loan or Trust Subordinate Companion Loan, as applicable), if and when the Special Servicer determines, consistent with the Servicing Standard, that such a sale would be in the best economic interest of the Trust and the related Companion Holders or the Holders of the Class [LOAN-SPECIFIC] Certificates (in the case of the Trust AB Whole Loan), as applicable. The Special Servicer shall give the Trustee, the Master Servicer, each Companion Holder, the Certificate Administrator and the Subordinate Loan-Specific Directing Certificateholder (in the case of the Trust AB Whole Loan) and, prior to the occurrence of a Consultation Termination Event, the Directing Certificateholder, not less than ten (10) days' prior written notice of the Purchase Price and its intention to (i) purchase any REO Property at the Purchase Price therefor or (ii) sell any REO Property, in which case the Special Servicer shall accept the highest offer received from any Person for any REO Property in an amount at least equal to the Purchase Price therefor. To the extent permitted by applicable law, and subject to the Servicing Standard, the Master Servicer, an Affiliate of the Master Servicer, the Special Servicer or an Affiliate of the Special Servicer, or an employee of either of them may act as broker in connection with the sale of any REO Property and may retain from the proceeds of such sale a brokerage commission that does not exceed the commission that would have been earned by an independent broker pursuant to a brokerage agreement entered into at arm's length.

(B) In the absence of any such offer as set forth in subclause (A) above, the Special Servicer shall, subject to subclause (C) below, accept the highest offer for such REO Property received from any Person that is determined to be a fair price (1) by the Special Servicer, if the highest bidder is a Person other than an Interested Person, or (2) by the Trustee, if the highest bidder is an Interested Person [unless (i) the offer is equal to or greater than the applicable Purchase Price, (ii) the offer is the highest offer received and (iii) at least two other offers are received from independent third parties; provided, however, that no offer from an Interested Person will constitute a fair price unless (A) it is the highest offer received and (B) at least two other offers are received from independent third parties]. Notwithstanding anything to the contrary herein, neither the Trustee, in its individual capacity, nor any of its Affiliates may make an offer for or purchase any REO Property pursuant hereto.

(C) The Special Servicer shall not be obligated by either of the foregoing paragraphs or otherwise to accept the highest offer if the Special Servicer determines, in accordance with the Servicing Standard, that rejection of such offer would be in the best interests of the Certificateholders and, with respect to any Serviced Whole Loan, the related Companion Holder or, with respect to the Trust AB Whole Loan, the Holders of the Class [LOAN-SPECIFIC] Certificates, as applicable, and in either case, as a collective whole (taking into account the subordinate or *pari passu* nature of any Serviced Companion Loans or Trust Subordinate Companion Loan, as applicable). In addition, the Special Servicer may accept a lower offer if it determines, in accordance with the Servicing Standard, that acceptance of such offer would be in the best interests of the Certificateholders and, with respect to any Serviced Whole Loan, the related Companion Holder or, with respect to the

Trust AB Whole Loan, the Holders of the Class [LOAN-SPECIFIC] Certificates, as applicable, and in either case, as a collective whole (taking into account the subordinate or *pari passu* nature of any Serviced Companion Loans or Trust Subordinate Companion Loan, as applicable) (for example, if the prospective buyer making the lower offer is more likely to perform its obligations, or the terms offered by the prospective buyer making the lower offer are more favorable); <u>provided</u> that the offeror is not the Special Servicer or a Person that is an Affiliate of the Special Servicer.

(D) In determining whether any offer received from an Interested Person represents a fair price for any REO Property, the Trustee shall obtain and may conclusively rely on the opinion of an Independent appraiser or other Independent expert in real estate matters retained by the Trustee in connection with making such determination. The reasonable cost of such Independent appraiser or other Independent expert shall be an expense of the offering Interested Person purchaser. The reasonable fees and costs of all appraisals, inspection reports and broker opinions of value incurred by any such third party shall be covered by, and shall be reimbursable, from the offering Interested Person and the Special Servicer shall use efforts consistent with the Servicing Standard to collect payment from such Interested Person. If such expense is not paid by the applicable Interested Person within thirty (30) days of demand for payment, such expense shall be reimbursable to the Trustee by the Master Servicer as a Servicing Advance but the Special Servicer shall continue to use efforts consistent with the Servicing Standard to collect such amounts from the applicable Interested Person. In determining whether any offer constitutes a fair price for any REO Property, the Special Servicer or the Trustee (or, if applicable, such appraiser) shall take into account, and any appraiser or other expert in real estate matters shall be instructed to take into account, as applicable, among other factors, the physical condition of such REO Property, the state of the local economy and the Trust's obligation to comply with REMIC Provisions.

(ii) Subject to the Servicing Standard, the Special Servicer shall act on behalf of the Trust and the related Companion Holders or the Holders of the Class [LOAN-SPECIFIC] Certificates (with respect to the Trust AB Whole Loan), as applicable, in negotiating and taking any other action necessary or appropriate in connection with the sale of any REO Property, including the collection of all amounts payable in connection therewith. A sale of any REO Property shall be without recourse to, or representation or warranty by, the Trustee, the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor or the Trust (except that any contract of sale and assignment and conveyance documents may contain customary warranties of title, so long as the only recourse for breach thereof is to the Trust) and, if consummated in accordance with the terms of this Agreement, none of the Master Servicer, the Special Servicer, the Depositor, the Certificate Administrator, the Operating Advisor nor the Trustee shall have any liability to the Trust or any Certificateholder or related Companion Holder (if applicable) with respect to the purchase price therefor accepted by the Special Servicer or the Trustee.

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(c)   Any sale of a Defaulted Mortgage Loan or defaulted Trust Subordinate Companion Loan or any REO Property shall be for cash only (unless changes in the REMIC Provisions or authoritative interpretations thereof made or issued subsequent to the Startup Day allow a sale for other consideration).

(d)   With respect to each Serviced Pari Passu Whole Loan, pursuant to the terms of the related Intercreditor Agreement and this Agreement, if the related Serviced Pari Passu Whole Loan becomes a defaulted loan, and if the Special Servicer determines to sell the related Mortgage Loan that has become a Defaulted Mortgage Loan in accordance with this Section 3.16, then the Special Servicer will be required to sell the related Serviced Pari Passu Companion Loan together with such Mortgage Loan as one whole loan and will be required to require that all offers be submitted to the Certificate Administrator in writing constitutes a fair price for the Serviced Whole Loan, such determination shall be made by the Trustee if the offeror is an Interested Person. [Notwithstanding the foregoing, the Special Servicer will not be permitted to sell the related Mortgage Loan together with the related Serviced Pari Passu Companion Loan(s) if it becomes a defaulted Whole Loan without the written consent of the holder of the related Serviced Pari Passu Companion Loan (provided that such consent is not required if the holder of the Serviced Pari Passu Companion Loan is the Mortgagor or an affiliate of the Mortgagor) unless the Special Servicer has delivered to the holder of the related Serviced Pari Passu Companion Loan: (a) at least fifteen (15) Business Days prior written notice of any decision to attempt to sell such Serviced Whole Loan; (b) at least ten (10) days prior to the permitted sale date, a copy of each bid package (together with any material amendments to such bid packages) received by the Special Servicer in connection with any such proposed sale; (c) at least ten (10) days prior to the proposed sale date, a copy of the most recent appraisal for such Serviced Pari Passu Whole Loan, and any documents in the servicing file reasonably requested by the holder of the related Serviced Pari Passu Companion Loan that are material to the sale price of the Serviced Pari Passu Whole Loan; and (d) until the sale is completed, and a reasonable period of time (but no less time than is afforded to other offerors and the Directing Certificateholder) prior to the proposed sale date, all information and other documents being provided to other offerors and all leases or other documents that are approved by the Master Servicer or the Special Servicer in connection with the proposed sale. The holder of the related Serviced Pari Passu Companion Loan (or its representative) will be permitted to submit an offer at any sale of such Whole Loan; however, the related Mortgagor and its agents and Affiliates shall not be permitted to submit an offer at such sale. Notwithstanding the foregoing, with respect to each Serviced Whole Loan, the holder of the related Companion Loan may waive any of the delivery or timing requirements set forth in this paragraph with respect to the related Whole Loan.] If the Trustee is required to determine whether a cash offer by an Interested Person constitutes a fair price, the Trustee may (at its option and at the expense of the offering Interested Person purchaser) designate an independent third party expert in real estate or commercial mortgage loan matters with at least 5 years' experience in valuing or investing in loans similar to the subject Mortgage Loan, that has been selected with reasonable care by the Trustee to determine if such cash offer constitutes a fair price for such Mortgage Loan. The Trustee shall act in a commercially reasonable manner in making such determination. If the Trustee designates such a third party to make such determination, the Trustee shall be entitled to rely conclusively upon such third party's determination. The reasonable fees of, and the costs of all appraisals, inspection reports and broker opinions of value incurred by any such third party shall be covered by, and shall be reimbursable, from the offering Interested Person and the

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Special Servicer shall use efforts consistent with the Servicing Standard to collect payment from such Interested Person. If such expense is not paid by the applicable Interested Person within thirty (30) days of demand for payment, such expense shall be reimbursable to the Trustee by the Master Servicer as a Servicing Advance but the Special Servicer shall continue to use efforts consistent with the Servicing Standard to collect such amounts from the applicable Interested Person.

(e) (i) Notwithstanding anything in this Section 3.16 to the contrary, (A) pursuant to the terms of the related Intercreditor Agreement, the holder of the related AB Subordinate Companion Loan for each applicable Serviced Whole Loan and (B) pursuant to Section 3.30 herein, the Subordinate Loan-Specific Directing Certificateholder (with respect to the Trust AB Whole Loan) will have the right to purchase the related Mortgage Loan or related REO Property, as applicable. Such right of the holder of the AB Subordinate Companion Loan or the Subordinate Loan-Specific Directing Certificateholder shall be given priority over any provision described in this Section 3.16 as and to the extent set forth in the related Intercreditor Agreement. If the related Mortgage Loan or related REO Property is purchased by the holder of such AB Subordinate Companion Loan, purchased by the Subordinate Loan-Specific Directing Certificateholder, repurchased by the applicable Mortgage Loan Seller or otherwise ceases to be subject to this Agreement, the related AB Subordinate Companion Loan will no longer be subject to this Agreement.

(ii) Notwithstanding anything in this Section 3.16 to the contrary, any mezzanine lender will have the right to purchase the related Mortgage Loan or REO Property, as applicable, and cure defaults relating thereto, as and to the extent set forth in the related Intercreditor Agreement.

(f) Unless otherwise provided in an Intercreditor Agreement the sale of any Mortgage Loan pursuant to this Section 3.16 will be on a servicing released basis.

(g) In the event the Master Servicer or the Special Servicer has the right to purchase any Companion Loan on behalf of the Trust pursuant to the related Intercreditor Agreement, neither the Master Servicer nor the Special Servicer shall exercise such right.

(h) In the event the Trust Subordinate Companion Loan becomes a Defaulted Mortgage Loan, the related Subordinate Loan-Specific Directing Certificateholder shall be permitted upon irrevocable notice to the Master Servicer, Special Servicer, Trustee, Certificate Registrar, Depositor, Directing Certificateholder and Operating Advisor, to purchase such Trust Subordinate Companion Loan from the Trust in exchange for the Class [LOAN-SPECIFIC] Certificates together with the payment of all fees, costs and expenses and other amounts arising hereunder, including without limitation any amounts due to the Master Servicer, the Special Servicer, the Operating Advisor and the Trustee. After such election, the Certificate Registrar shall extinguish the Class [LOAN-SPECIFIC] Certificates on any Distribution Date within 45 days of receipt of such notice upon the tender of the Class [LOAN-SPECIFIC] Certificates by such Holder and shall deliver the Mortgage Note related to the Trust Subordinate Companion Loan together with all assignments and allonges necessary to transfer ownership of such Mortgage Note to such Holder. For federal income tax purposes, the Class [LOAN-SPECIFIC] Certificateholder shall be deemed to have purchased the Trust Subordinate Companion Loan for

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an amount equal to the outstanding Certificate Balance of the Class [LOAN-SPECIFIC] Certificates and all accrued unpaid interest thereon, and such amount shall be deemed to be distributed to such Holder in accordance with Section 4.01(b). Notwithstanding anything to the contrary herein, such rights described in this Section 3.16(h) shall expire if the Trust Subordinate Companion Loan is no longer an asset of the Trust, is otherwise sold pursuant to the terms of this Agreement, or becomes an REO Loan.

Section 3.17   Additional Obligations of Master Servicer and Special Servicer. (a) The Master Servicer shall deliver all Compensating Interest Payments (other than the portion of any Compensating Interest Payment allocated to a Serviced Pari Passu Companion Loan or the Trust Subordinate Companion Loan) to the Certificate Administrator for deposit in the Lower-Tier REMIC Distribution Account on each P&I Advance Date, without any right of reimbursement therefor. The Master Servicer shall deliver the portion of any Compensating Interest Payment allocated to a Serviced Pari Passu Companion Loan to the Companion Paying Agent for deposit in the Companion Distribution Account on each P&I Advance Date, without any right of reimbursement therefor. The Master Servicer shall deliver the portion of any Compensating Interest Payment allocated to the Trust Subordinate Companion Loan to the Certificate Administrator for deposit in the [LOAN-SPECIFIC] REMIC Distribution Account on each P&I Advance Date, without any right of reimbursement therefor.

(b)   The Master Servicer or the Special Servicer, as applicable, shall provide to each Companion Holder any reports or notices required to be delivered to such Companion Holder pursuant to the related Intercreditor Agreement and the Master Servicer or the Special Servicer, as applicable, shall provide to the related Subordinate Loan-Specific Directing Certificateholder any reports or notices required to be delivered to the holder of the Trust Subordinate Companion Loan pursuant to the related Intercreditor Agreement.

(c)   Upon the determination that a previously made Advance is a Nonrecoverable Advance, to the extent that the reimbursement thereof would exceed the full amount of the principal portion of general collections on the Mortgage Loans or the Trust Subordinate Companion Loan, as applicable, deposited in the Collection Account and available for distribution on the next Distribution Date, the Master Servicer or the Trustee, each at its own option and in its sole discretion, as applicable, instead of obtaining reimbursement for the remaining amount of such Nonrecoverable Advance pursuant to Section 3.05(a)(v) immediately, as an accommodation may elect to refrain from obtaining such reimbursement for such portion of the Nonrecoverable Advance during the one month collection period ending on the then-current Determination Date, for successive one-month periods for a total period not to exceed twelve (12) months (provided that, any such deferral exceeding six (6) months shall require, prior to the occurrence and continuance of any Control Termination Event, the consent of the Directing Certificateholder), and any election to so defer or not to defer shall be deemed to be in accordance with the Servicing Standard. If the Master Servicer or the Trustee makes such an election at its sole option and in its sole discretion to defer reimbursement with respect to all or a portion of a Nonrecoverable Advance (together with interest thereon), then such Nonrecoverable Advance (together with interest thereon) or portion thereof shall continue to be fully reimbursable in the subsequent collection period (subject, again, to the same sole option to defer; it is acknowledged that, in such a subsequent period, such Nonrecoverable Advance shall again be payable *first* from principal collections as described above prior to payment from other

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collections). In connection with a potential election by the Master Servicer or the Trustee to refrain from the reimbursement of a particular Nonrecoverable Advance or portion thereof during the one month collection period ending on the related Determination Date for any Distribution Date, the Master Servicer or the Trustee shall further be authorized to wait for principal collections on the Mortgage Loans or the Trust Subordinate Companion Loan, as applicable, to be received until the end of such collection period before making its determination of whether to refrain from the reimbursement of a particular Nonrecoverable Advance or portion thereof); provided, however, that if, at any time the Master Servicer or the Trustee, as applicable, elects, in its sole discretion, not to refrain from obtaining such reimbursement or otherwise determines that the reimbursement of a Nonrecoverable Advance during a one-month collection period will exceed the full amount of the principal portion of general collections deposited in the Collection Account for such Distribution Date, then the Master Servicer or the Trustee, as applicable, shall use its reasonable efforts to give the 17g-5 Information Provider fifteen (15) days' notice of such determination for posting on the 17g-5 Information Provider's Website pursuant to Section 3.13(c), unless extraordinary circumstances make such notice impractical, and thereafter will be required to deliver such notice to the 17g-5 Information Provider as soon as practical thereafter. Notwithstanding the foregoing, failure to give notice as required by the preceding sentence shall in no way affect the Master Servicer's or the Trustee's election whether to refrain from obtaining such reimbursement as described in this Section 3.17(c). Nothing herein shall give the Master Servicer or the Trustee the right to defer reimbursement of a Nonrecoverable Advance to the extent of any principal collections then available in the Collection Account pursuant to Section 3.05(a)(v).

The foregoing shall not, however, be construed to limit any liability that may otherwise be imposed on such Person for any failure by such Person to comply with the conditions to making such an election under this section or to comply with the terms of this section and the other provisions of this Agreement that apply once such an election, if any, has been made; provided, however, that the fact that a decision to recover such Nonrecoverable Advances over time, or not to do so, benefits some classes of Certificateholders to the detriment of other classes shall not, with respect to the Master Servicer or the Special Servicer, as applicable, constitute a violation of the Servicing Standard and/or with respect to the Trustee (solely in its capacity as Trustee), constitute a violation of any fiduciary duty to Certificateholders or any contractual obligation hereunder. If the Master Servicer or the Trustee, as applicable, determines, in its sole discretion, that its ability to fully recover the Nonrecoverable Advances has been compromised, then the Master Servicer or the Trustee, as applicable, shall be entitled to immediate reimbursement of Nonrecoverable Advances with interest thereon at the Reimbursement Rate from all amounts in the Collection Account for such Distribution Date (deemed *first* from principal and *then* interest). Any such election by any such party to refrain from reimbursing itself or obtaining reimbursement for any Nonrecoverable Advance or portion thereof with respect to any one or more collection periods shall not limit the accrual of interest at the Reimbursement Rate on such Nonrecoverable Advance for the period prior to the actual reimbursement of such Nonrecoverable Advance. The Master Servicer's or the Trustee's, as applicable, agreement to defer reimbursement of such Nonrecoverable Advances as set forth above is an accommodation to the Certificateholders and shall not be construed as an obligation on the part of the Master Servicer or the Trustee, as applicable, or a right of the Certificateholders. Nothing herein shall be deemed to create in the Certificateholders a right to prior payment of distributions over the Master Servicer's or the Trustee's, as applicable, right to reimbursement for Advances (deferred or otherwise) and accrued interest thereon. In all events, the decision to defer reimbursement or to seek immediate reimbursement of Nonrecoverable Advances shall be deemed to be in accordance with the Servicing Standard and none of the Master Servicer, the Trustee or the other parties to this Agreement shall have any liability to one another or to any of the Certificateholders (including the Holders of the Class [LOAN-SPECIFIC] Certificates) or any of the Companion Holders for any such election that such party makes as contemplated by this section or for any losses, damages or other adverse economic or other effects that may arise from such an election.

With respect to any modification or amendment of any Intercreditor Agreement related to a Serviced Whole Loan or Trust AB Whole Loan (in each case, to the extent received), the Master Servicer or the Special Servicer, as applicable, shall provide to the 17g-5 Information Provider a copy of any such modification or amendment, which the 17g-5 Information Provider shall promptly post on the 17g-5 Information Provider's Website in accordance with Section 3.13(c).

(d)   With respect to any Mortgage Loan (or Serviced Whole Loan) or Trust Subordinate Companion Loan, if the related loan documents permit the lender to (but do not require the lender to), at its option, prior to an event of default under the related Mortgage Loan (or Serviced Whole Loan) or Trust Subordinate Companion Loan, apply amounts held in any reserve account as a prepayment or hold such amounts in a reserve account, the Master Servicer or Special Servicer, as applicable, may not apply such amounts as a prepayment, and will instead continue to hold such amounts in the applicable reserve account, unless not applying those amounts as a prepayment would be a violation of the Servicing Standard. Such amount may be used, if permitted under the loan documents, to defease the loan, or may be used to prepay the Mortgage Loan (or Serviced Whole Loan) or Trust Subordinate Companion Loan, or for other purpose consistent with the Servicing Standard and the loan documents, upon a subsequent default.

Section 3.18   Modifications, Waivers, Amendments and Consents. (a) Except as set forth in Section 3.08(a), Section 3.08(b), this Section 3.18(a), Section 3.18(d), Section 3.18(h), Section 3.18(i) and Section 6.08, but subject to any other conditions set forth thereunder (including, without limitation, the Special Servicer's processing and/or consent rights pursuant to this subsection (a) with respect to any modification, waiver or amendment that constitutes a Major Decision) and, with respect to any Mortgage Loan (other than any Non-Serviced Mortgage Loan), Trust AB Whole Loan or any Serviced Whole Loan, (and with respect to any Serviced Whole Loan, subject to the rights of the related Companion Holder (or the related Subordinate Loan-Specific Directing Certificateholder), as applicable, to advise or consult with the Master Servicer or Special Servicer, as applicable, with respect to, or to consent to, a modification, waiver or amendment, in each case, pursuant to the terms of the related Intercreditor Agreement), the Master Servicer, in accordance with the Servicing Standard, may agree to any modification, waiver, amendment or consent of or relating to any term (other than a Money Term), may extend the maturity date of any Balloon Mortgage Loan, other than a Specially Serviced Mortgage Loan or a Non-Serviced Mortgage Loan, to a date not more than sixty (60) days beyond the original maturity date, if in the Master Servicer's sole judgment exercised in good faith, a default in the payment of the Balloon Payment is reasonably foreseeable and such extension is reasonably likely to produce a greater recovery to the

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Certificateholders and the holder of the related Companion Loan, as applicable (as a collective whole), on a net present value basis than liquidation of such Mortgage Loan, and the Mortgagor has obtained an executed written commitment (subject only to satisfaction of conditions set forth therein) for refinancing of the Mortgage Loan or purchase of the related Mortgaged Property; provided that such amendment would not result in an Adverse REMIC Event.

The Master Servicer shall not modify, waive or amend the terms of any Mortgage Loan that is not a Specially Serviced Mortgage Loan or Non-Serviced Mortgage Loan without the prior written consent of the Special Servicer (it being understood that the Master Servicer will promptly provide the Special Servicer with notice of any request for such modification, waiver or amendment, the Master Servicer's written recommendation and analysis, and all information reasonably available to the Master Servicer that may be reasonably requested by the Special Servicer in order to grant or withhold such consent); provided that in the event that the Special Servicer does not respond within fifteen (15) Business Days after receipt of such analysis and all such information reasonably requested by the Special Servicer in order to grant or withhold such consent, plus the time period provided to the Directing Certificateholder or other relevant party under this Agreement and, if applicable, any time period provided to a Companion Holder under a related Intercreditor Agreement, the Special Servicer's consent to such modification, waiver or amendment shall be deemed granted. With respect to any Mortgage Loan (other than with respect to any Non-Serviced Mortgage Loans), the Special Servicer will be required, prior to consenting to such a proposed action of the Master Servicer, and prior to itself taking such an action, either to obtain the written consent of (if no Control Termination Event has occurred and is continuing) or to consult with (if during the occurrence and continuance of a Control Termination Event but prior to the occurrence of a Consultation Termination Event), the Directing Certificateholder. Any such consent (if consent is required) will be deemed given ten (10) Business Days after receipt (unless earlier objected to) by the Directing Certificateholder of the Master Servicer's and/or Special Servicer's written analysis and recommendation with respect to such waiver together with such other information reasonably required by the Directing Certificateholder. Notwithstanding the foregoing, subject to the rights of the related Companion Holder or the related Subordinate Loan-Specific Directing Certificateholder to advise the Master Servicer with respect to, or consent to, such modification, waiver or amendment pursuant to the terms of the related Intercreditor Agreement, and subject to the Special Servicer's processing and/or consent rights pursuant to this subsection (a) if any such modification, waiver or amendment constitutes a Major Decision, the Master Servicer, with respect to Non-Specially Serviced Mortgage Loans, without the consent of the Special Servicer, may modify or amend the terms of any Mortgage Loan, Trust Subordinate Companion Loan and/or related Serviced Companion Loan in order to (i) cure any ambiguity or mistake therein or (ii) correct or supplement any provisions therein which may be inconsistent with any other provisions therein or correct any error; provided that, if the Mortgage Loan (other than any Non-Serviced Mortgage Loan), Trust Subordinate Companion Loan and/or related Serviced Companion Loan is not in default or default with respect thereto is not reasonably foreseeable, such modification or amendment would not be a "significant modification" of the Mortgage Loan, Trust Subordinate Companion Loan and/or related Serviced Companion Loan within the meaning of Treasury Regulations Section 1.860G-2(b).

Subject to Section 6.08 herein, applicable law and the Mortgage Loan, Trust Subordinate Companion Loan and/or related Serviced Companion Loan documents, neither the

Master Servicer nor the Special Servicer shall permit the substitution of any Mortgaged Property (or any portion thereof) for one or more other parcels of real property at any time the Mortgage Loan, Trust Subordinate Companion Loan and/or related Serviced Companion Loan is not in default pursuant to the terms of the related Mortgage Loan, Trust Subordinate Companion Loan and/or related Serviced Companion Loan documents or default with respect thereto is not reasonably foreseeable unless (i) the Master Servicer or the Special Servicer, as applicable, obtains Rating Agency Confirmation from each Rating Agency (and delivers such Rating Agency Confirmation to the Directing Certificateholder, if permitted by the applicable Rating Agency) and a confirmation of any applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any class of Serviced Companion Loan Securities (if any) (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates pursuant to Section 3.25)) and (ii) such substitution would not be a "significant modification" of the Mortgage Loan, Trust Subordinate Companion Loan and/or related Serviced Companion Loan within the meaning of Treasury Regulations Section 1.860G-2(b) or otherwise cause an Adverse REMIC Event (and the Master Servicer or Special Servicer, as applicable, may obtain and rely upon an Opinion of Counsel (at the expense of the related Mortgagor if not prohibited by the terms of the related Mortgage Loan documents, and if so prohibited, at the expense of the Trust) with respect thereto).

Upon receiving a request for any matter described in this Section 3.18(a) that constitutes a Major Decision (without regard to the first proviso in the definition of "Major Decision", as applicable) with respect to any Non-Specially Serviced Mortgage Loan, the Master Servicer shall forward such request to the Special Servicer and, unless the Master Servicer and the Special Servicer mutually agree that the Master Servicer shall process such request, the Special Servicer shall process such request and the Master Servicer shall have no further obligation with respect to such request or such Major Decision.

(b)   If the Special Servicer determines that a modification, waiver or amendment (including, without limitation, the forgiveness or deferral of accrued interest, principal, any Prepayment Premium or any Yield Maintenance Charge; the reduction of a scheduled payment; the forbearance in the enforcement of any right granted under the related Mortgage Note; the extension of a Maturity Date; the acceptance of a principal prepayment during any lockout period; or the substitution of collateral pursuant to the terms of the Mortgage Loan (other than any Non-Serviced Mortgage Loan), Trust Subordinate Companion Loan and/or related Serviced Companion Loan or otherwise, the release of collateral or the pledge of additional collateral) of the terms of a Specially Serviced Mortgage Loan with respect to which a payment default or other material default has occurred or a payment default or other material default is, in the Special Servicer's judgment, reasonably foreseeable (as evidenced by an Officer's Certificate of the Special Servicer), is reasonably likely to produce a greater recovery on a net present value basis (the relevant discounting to be performed at the related Mortgage Rate) to the Trust and, if applicable, the Companion Holders, Holders of the [LOAN-SPECIFIC CLASS] Certificates, as applicable, as the holders of the related Serviced Companion Loan or Trust Subordinate Companion Loan, as applicable, than liquidation of such Specially Serviced Mortgage Loan, then the Special Servicer may agree to a modification, waiver or amendment of such Specially Serviced Mortgage Loan, subject to (w) the provisions of this Section 3.18(b) and Section 3.18(c), (x) with respect to any Mortgage Loan or Trust Subordinate Companion Loan,

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prior to the occurrence and continuance of a Control Termination Event, the approval of the Directing Certificateholder (or after the occurrence and during the continuance of a Control Termination Event, but prior to a Consultation Termination Event, upon consultation with the Directing Certificateholder) as provided in Section 6.08; provided that with respect to any Serviced AB Whole Loan or Trust AB Whole Loan, prior to the occurrence and continuance of a related AB Control Appraisal Period, the approval of the holder of the related AB Subordinate Companion Loan or of the related Subordinate Loan-Specific Directing Certificateholder, as applicable, will be required to the extent set forth in the related Intercreditor Agreement and the Directing Certificateholder shall have no consent or consultation rights regarding the matter; (y) with respect to any Mortgage Loan or Trust Subordinate Companion Loan, prior to the occurrence and continuance of an Operating Advisor Termination Event, the rights of the Operating Advisor to advise or consult with the Special Servicer with respect to such modification, waiver or amendment; and (z) additionally, with respect to a Serviced Whole Loan, the rights of the related Serviced Companion Noteholder or with respect to a Mortgage Loan (other than any Non-Serviced Mortgage Loan) with mezzanine debt, the rights of the related mezzanine lender, to advise or consult with the Special Servicer with respect to, or consent to, such modification, waiver or amendment, in each case, pursuant to the terms of the related Intercreditor Agreement or mezzanine intercreditor agreement, as applicable; provided that in the case of any release or substitution of collateral (other than a defeasance), the Special Servicer shall have obtained an Opinion of Counsel that such release or substitution would not be a "significant modification" of the Mortgage Loan within the meaning of Treasury Regulations Section 1.860G-2(b) or otherwise cause an Adverse REMIC Event.

In connection with (i) the release of a Mortgaged Property (other than any Non-Serviced Mortgaged Property), or any portion of such Mortgaged Property from the lien of the related Mortgage or (ii) the taking of a Mortgaged Property (other than any Non-Serviced Mortgaged Property), or any portion of such Mortgaged Property by exercise of the power of eminent domain or condemnation, if the related Mortgage Loan documents require the Master Servicer or the Special Servicer, as applicable, to calculate (or to approve the calculation of the related Mortgagor of) the loan-to-value ratio of the remaining Mortgaged Property or Mortgaged Properties or the fair market value of the real property constituting the remaining Mortgaged Property or Mortgaged Properties, for purposes of REMIC qualification of the related Mortgage Loan, then such calculation shall, unless then permitted by the REMIC Provisions, exclude the value of personal property and going concern value, if any, as determined by an appropriate third party.

The Special Servicer shall use its reasonable efforts to the extent possible to cause each Specially Serviced Mortgage Loan to fully amortize prior to the Rated Final Distribution Date and shall not agree to a modification, waiver or amendment of any term of any Specially Serviced Mortgage Loan if such modification, waiver or amendment would (1) extend the maturity date of any such Specially Serviced Mortgage Loan to a date occurring later than the earlier of (a) five (5) years prior to the Rated Final Distribution Date and (b) if such Specially Serviced Mortgage Loan is secured solely or primarily by a leasehold estate and not also the related fee interest, the date occurring twenty (20) years or, to the extent consistent with the Servicing Standard giving due consideration to the remaining term of the ground lease and, (prior to the occurrence and continuance of a Control Termination Event) with the consent of the Directing Certificateholder, ten (10) years prior to the expiration of such leasehold estate (including any options to extend such leasehold estate exercisable unilaterally by the related Mortgagor), or (2) provide for the deferral of interest unless interest accrues on the related Mortgage Loan, Trust AB Whole Loan or Serviced Whole Loan generally at the related Mortgage Rate.

(c)   Any provision of this Section 3.18 to the contrary notwithstanding, except when a Mortgage Loan, Trust Subordinate Companion Loan and/or Companion Loan is in default or default with respect thereto is reasonably foreseeable, no fee described in this Section 3.18 shall be collected by any Master Servicer or Special Servicer from a Mortgagor (or on behalf of the Mortgagor) in conjunction with any consent or any modification, waiver or amendment of a Mortgage Loan or Companion Loan, as applicable (unless the amount thereof is specified in the related Mortgage Note) if the collection of such fee would cause such consent, modification, waiver or amendment to be a "significant modification" of the Mortgage Note within the meaning of Treasury Regulations Section 1.860G-2(b).

(d)   To the extent consistent with this Agreement (including, without limitation, the first sentence of Section 3.18(a), and Section 6.08), the Master Servicer (as provided in Section 3.08(a) and 3.08(b) and subject to the Special Servicer's processing and/or consent rights pursuant to Section 3.20(a) if any such waiver, modification or amendment constitutes a Major Decision) or the Special Servicer may, consistent with the Servicing Standard, agree to any waiver, modification or amendment of a Mortgage Loan, Serviced Companion Loan and/or Trust Subordinate Companion Loan that is not in default or as to which default is not reasonably foreseeable only if it provides the Trustee and the Certificate Administrator with an Opinion of Counsel (at the expense of the related Mortgagor or such other Person requesting such modification or, if such expense cannot be collected from the related Mortgagor or such other Person, to be paid out of the Collection Account pursuant to Section 3.05(a); provided that the Master Servicer or Special Servicer, as the case may be, shall use its reasonable efforts to collect such fee from the Mortgagor or such other Person to the extent permitted under the related Mortgage Loan documents or Trust Subordinate Companion Loan documents, as applicable) to the effect that the contemplated waiver, modification or amendment (i) will not be a "significant modification" of the Mortgage Loan or Trust Subordinate Companion Loan within the meaning of Treasury Regulations Section 1.860G-2(b) and (ii) will not cause (x) any Trust REMIC to fail to qualify as a REMIC for purposes of the Code or (y) any Trust REMIC to be subject to any tax under the REMIC Provisions. Notwithstanding the foregoing, neither the Master Servicer nor the Special Servicer may waive the payment of any Yield Maintenance Charge or the requirement that any prepayment of a Mortgage Loan or Trust Subordinate Companion Loan be made on a Due Date, or if not made on a Due Date, be accompanied by all interest that would be due on the next Due Date with respect to any Mortgage Loan, Serviced Companion Loan or Trust Subordinate Companion Loan that is not a Specially Serviced Mortgage Loan.

(e)   Subject to Section 3.18(c), the Master Servicer and the Special Servicer each may, as a condition to its granting any request by a Mortgagor for consent, modification (including extensions), waiver or indulgence or any other matter or thing, the granting of which is within the Master Servicer's or the Special Servicer's, as the case may be, discretion pursuant to the terms of the instruments evidencing or securing the related Mortgage Loan, Companion Loan or Trust Subordinate Companion Loan and is permitted by the terms of this Agreement,

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require that such Mortgagor pay to the Master Servicer or the Special Servicer, as the case may be, as additional servicing compensation, a reasonable or customary fee, for the additional services performed in connection with such request; provided that the charging of such fee is not a "significant modification" of the Mortgage Loan or Trust Subordinate Companion Loan within the meaning of Treasury Regulations Section 1.860G-2(b).

(f)   All modifications (including extensions), waivers and amendments of the Mortgage Loans, Companion Loans and/or Trust Subordinate Companion Loan entered into pursuant to this Section 3.18 shall be in writing, signed by the Master Servicer or the Special Servicer, as the case may be, and the related Mortgagor (and by any guarantor of the related Mortgage Loan or Trust Subordinate Companion Loan, if such guarantor's signature is required by the Special Servicer in accordance with the Servicing Standard).

(g)   With respect to any modification, waiver or amendment for which it is responsible for processing pursuant to Section 3.18 hereof, the Special Servicer shall notify the Master Servicer, the Trustee, the Certificate Administrator, the Operating Advisor [(after the occurrence and during the continuance of a Control Termination Event)] [EXCLUDE FOR TRANSACTIONS THAT CLOSE ON OR AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST], the Directing Certificateholder (other than following the occurrence of a Consultation Termination Event), the applicable Companion Holder (unless, with respect to a holder of an AB Subordinate Companion Loan, an AB Control Appraisal Period has occurred, if applicable), the related Subordinate Loan-Specific Directing Certificateholder (unless, with respect to the Trust Subordinate Companion Loan, an AB Control Appraisal Period has occurred, if applicable), the related Mortgage Loan Seller (if such Mortgage Loan Seller is not a Master Servicer or Sub-Servicer of such Mortgage Loan or the Directing Certificateholder) and the 17g-5 Information Provider (which shall promptly post such notice on the 17g-5 Information Provider's Website in accordance with Section 3.13(c)) in writing of any modification, waiver or amendment (in each case, after it is finalized and executed) of any term of any Mortgage Loan, Companion Loan or Trust Subordinate Companion Loan that is modified, waived or amended and the date thereof. With respect to any modification, waiver or amendment (in each case, after it is finalized and executed) for which it is responsible for processing pursuant to Section 3.18 hereof, the Master Servicer shall provide written notice of any such modification, waiver or amendment to the Trustee, the Certificate Administrator, the Special Servicer (and the Special Servicer shall, prior to the occurrence of a Consultation Termination Event, forward such notice to the Directing Certificateholder), the applicable Companion Holder (unless, with respect to a holder of an AB Subordinate Companion Loan, an AB Control Appraisal Period has occurred, if applicable), the related Subordinate Loan-Specific Directing Certificateholder (unless, with respect to the related Trust Subordinate Companion Loan, an AB Control Appraisal Period has occurred, if applicable) and the related Mortgage Loan Seller (so long as such Mortgage Loan Seller is not a Master Servicer or Sub-Servicer of such Mortgage Loan or the Directing Certificateholder) and the 17g-5 Information Provider (which shall promptly post such notice on the 17g-5 Information Provider's Website in accordance with Section 3.13(c)). The party responsible for delivering notice shall deliver to the Custodian with a copy to the Master Servicer (if such notice is being delivered by the Special Servicer) for deposit in the related Mortgage File, an original counterpart of the agreement relating to such modification, waiver or amendment, promptly (and in any event within ten (10)

Business Days) following the execution thereof, with a copy to the applicable Companion Holder, if any. Following receipt of the Master Servicer's or the Special Servicer's, as applicable, delivery of the aforesaid modification, waiver or amendment to the Certificate Administrator, the Certificate Administrator shall forward a copy thereof to each Holder of a Certificate (other than the Class [R] or Class [ARD] Certificates) upon request. With respect to the processing of any modification, waiver or consent related to any Mortgagor incurring additional debt or mezzanine debt, the Special Servicer (if the Special Servicer processes such modification, waiver or consent pursuant to Section 3.18(a)) or the Master Servicer (if the Master Servicer processes such modification, waiver or consent pursuant to Section 3.18(a)) shall, on or before the later of (i) 3:00 p.m. on the related P&I Advance Date and (ii) five (5) Business Days immediately following the Master Servicer or Special Servicer, as applicable, obtaining actual knowledge of the incurrence of such additional debt or mezzanine debt, deliver notice of the Mortgagor's incurrence of such debt, substantially in the form of Exhibit KK, to [EMAIL ADDRESS]. The notice contemplated in the preceding sentence shall set forth, to the extent the Special Servicer or Master Servicer, as applicable, has the requisite information or can reasonably obtain such information, (1) the amount of additional debt that was incurred in the related Collection Period, (2) the total debt service coverage ratio calculated on the basis of such Mortgage Loan (or Trust Subordinate Companion Loan, if applicable) and additional debt, and (3) the aggregate LTV Ratio calculated on the basis of such Mortgage Loan (or Trust Subordinate Companion Loan, if applicable) and additional debt. In the event that either (i) the CREFC® Investor Reporting Package is amended to include such information set forth above, in a manner reasonably acceptable to the Master Servicer, Special Servicer and Certificate Administrator, as applicable, and the Master Servicer confirms with the Certificate Administrator that such amended CREFC® Investor Reporting Package enables the Certificate Administrator to include such information on Form 10-D in a manner reasonably acceptable to the Certificate Administrator, or (ii) the Trust is no longer subject to the Exchange Act, the additional report in the form of Exhibit KK shall no longer be required hereunder. From time to time, the Master Servicer, Special Servicer and Certificate Administrator may agree on a different delivery time and format for the information set forth in this paragraph.

(h)   The Master Servicer shall process all defeasance transactions, subject to the Special Servicer's consent relating to a defeasance. Notwithstanding the foregoing, the Master Servicer shall not permit (or, with regard to any Non-Serviced Mortgage Loan, take any act in furtherance of) the substitution of any Mortgaged Property pursuant to the defeasance provisions of any Mortgage Loan, Trust Subordinate Companion Loan or a Serviced Whole Loan unless such defeasance complies with Treasury Regulations Section 1.860G-2(a)(8)(ii) and the Master Servicer has received (i) replacement collateral consisting of government securities within the meaning of Treasury Regulations Section 1.860G-2(a)(8)(ii), which satisfies the requirements of the applicable Mortgage Loan documents or Trust Subordinate Companion Loan documents, in an amount sufficient to make all scheduled payments under the related Mortgage Loan or Trust Subordinate Companion Loan (or defeased portion thereof) when due, (ii) a certificate of an Independent certified public accountant to the effect that such substituted property will provide cash flows sufficient to meet all payments of interest and principal (including payments at maturity) on such Mortgage Loan, Serviced Whole Loan or Trust AB Whole Loan in compliance with the requirements of the terms of the related Mortgage Loan documents and, if applicable, Companion Loan documents, or Trust Subordinate Companion Loan documents, (iii) one or more Opinions of Counsel (at the expense of the related Mortgagor)

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to the effect that the Trustee, on behalf of the Trust, will have a first priority perfected security interest in such substituted Mortgaged Property; provided, however, that, to the extent consistent with the related Mortgage Loan documents and, if applicable, Companion Loan documents or Trust Subordinate Companion Loan documents, the related Mortgagor shall pay the cost of any such opinion as a condition to granting such defeasance, (iv) to the extent consistent with the related Mortgage Loan documents and, if applicable, Companion Loan documents or Trust Subordinate Companion Loan documents, the Mortgagor shall establish a single purpose entity to act as a successor Mortgagor, if so required by the Rating Agencies, (v) to the extent permissible under the related Mortgage Loan documents and, if applicable, Companion Loan documents or Trust Subordinate Companion Loan documents, the Master Servicer shall use its reasonable efforts to require the related Mortgagor to pay all costs of such defeasance, including but not limited to the cost of maintaining any successor Mortgagor, and (vi) to the extent permissible under the Mortgage Loan documents and, if applicable, Companion Loan documents or Trust Subordinate Companion Loan documents, the Master Servicer shall obtain, at the expense of the related Mortgagor, Rating Agency Confirmation from each Rating Agency and a confirmation of any applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any class of Serviced Companion Loan Securities (if any) (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates pursuant to Section 3.25); provided, further, however, that no such confirmation from any Rating Agency shall be required to the extent that the Master Servicer has delivered a defeasance certificate substantially in the form of Exhibit U hereto for any Mortgage Loan or Trust Subordinate Companion Loan that (together with any Mortgage Loans cross-collateralized with such Mortgage Loans) is: (i) a Mortgage Loan with a Cut-off Date Principal Balance less than $20,000,000, (ii) a Mortgage Loan that represents less than 5% of the aggregate Cut-off Date Principal Balance of all Mortgage Loans a, and (iii) a Mortgage Loan that is not one of the ten largest Mortgage Loans by Stated Principal Balance. Notwithstanding the foregoing, in the event that requiring the Mortgagor to pay for the items specified in clauses (ii), (iv) and (v) in the preceding sentence would be inconsistent with the related Mortgage Loan documents or Trust Subordinate Companion Loan documents, such reasonable costs shall be paid by the related Mortgage Loan Seller as and to the extent set forth in the applicable Mortgage Loan Purchase Agreement.

(i) Notwithstanding anything herein or in the related Mortgage Loan documents and, if applicable, Companion Loan documents or Trust Subordinate Companion Loan documents, to the contrary, the Master Servicer may permit the substitution of "government securities," within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, that comply with Treasury Regulations Section 1.860G-2(a)(8)(ii) for any Mortgaged Property pursuant to the defeasance provisions of any Mortgage Loan, a Serviced Whole Loan or Trust Subordinate Companion Loan, as applicable (or any portion thereof), in lieu of the defeasance collateral specified in the related Mortgage Loan documents, Serviced Whole Loan documents or Trust Subordinate Companion Loan documents, as applicable; provided that such substitution is consistent with the Servicing Standard and the Master Servicer (subject to the Special Servicer's processing and/or consent rights pursuant to Section 3.20(a) with respect to any such action that constitutes a Major Decision) reasonably determines that allowing their use would not cause a default or event of default to become reasonably foreseeable and the Master Servicer receives an Opinion of Counsel (at the expense of the Mortgagor to the extent permitted under the Mortgage Loan documents and, if applicable, Companion Loan documents or Trust Subordinate Companion Loan documents or otherwise as a Trust Fund expense) to the effect that such use would not be and would not constitute a "significant modification" of such Mortgage Loan, Companion Loan or Trust Subordinate Companion Loan pursuant to Treasury Regulations Section 1.860G-2(b) and would not otherwise constitute an Adverse REMIC Event with respect to any Trust REMIC; and provided, further, that the requirements set forth in Section 3.18(h) (including receipt of any Rating Agency Confirmation) are satisfied; and provided, further, that such securities are backed by the full faith and credit of the United States government, or the Master Servicer shall obtain Rating Agency Confirmation from each Rating Agency and a confirmation of any applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any class of Serviced Companion Loan Securities (if any) (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates pursuant to Section 3.25).

(j) If required under the related Mortgage Loan, Companion Loan or Trust Subordinate Companion Loan documents or if otherwise consistent with the Servicing Standard, the Master Servicer shall establish and maintain one or more accounts (the "Defeasance Accounts"), which shall be Eligible Accounts, into which all payments received by the Master Servicer from any defeasance collateral substituted for any Mortgaged Property shall be deposited and retained, and shall administer such Defeasance Accounts in accordance with the Mortgage Loan, Companion Loan or Trust Subordinate Companion Loan documents. Notwithstanding the foregoing, in no event shall the Master Servicer permit such amounts to be maintained in the Defeasance Account for a period in excess of ninety (90) days, unless such amounts are reinvested by the Master Servicer in "government securities," within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, that comply with Treasury Regulations Section 1.860G-2(a)(8)(ii). To the extent not required or permitted to be placed in a separate account, the Master Servicer shall deposit all payments received by it from defeasance collateral substituted for any Mortgaged Property into the Collection Account and treat any such payments as payments made on the Mortgage Loan, Companion Loan or Trust Subordinate Companion Loan in advance of its Due Date in accordance with clause (a)(i) of the definition of "Available Funds" or clause (a) of the definition of "[LOAN-SPECIFIC] Available Funds", as applicable, and not as a prepayment of the related Mortgage Loan, Companion Loan or Trust Subordinate Companion Loan. Notwithstanding anything herein to the contrary, in no event shall the Master Servicer permit such amounts to be maintained in the Collection Account for a period in excess of 365 days (or 366 days in the case of a leap year).

(k) Notwithstanding anything to the contrary in this Agreement, neither the Master Servicer nor the Special Servicer, as applicable, shall, unless it has received Rating Agency Confirmation from each Rating Agency and a confirmation of any applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any class of Serviced Companion Loan Securities (if any) (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates pursuant to Section 3.25) (the cost of which shall be paid by the related Mortgagor, if so allowed by the terms of the related loan documents and otherwise paid out of general collections) grant or accept any consent, approval or direction regarding the termination of the related property manager or the designation of any replacement property manager, with respect to any Mortgaged Property that secures a Mortgage Loan that (i) is one of the ten largest Mortgage Loans a by Stated Principal Balance or (ii) has an unpaid principal balance that is at least equal to five percent (5%) of the then aggregate principal balance of all Mortgage Loans or $35,000,000.

(l)   Notwithstanding anything to the contrary in this Agreement, in connection with any modification, waiver, consent or amendment in connection with any defeasance transaction contemplated in clause [__] in the definition of "Major Decision", the Special Servicer shall not approve any such modification, waiver or amendment or consent thereto without first having received a copy of an Opinion of Counsel addressed to the Special Servicer and the Master Servicer that such modification, waiver, consent or amendment will not cause an Adverse REMIC Event.

Section 3.19 <u>Transfer of Servicing Between Master Servicer and Special Servicer; Recordkeeping; Asset Status Report</u>. (a) Upon determining that a Servicing Transfer Event has occurred with respect to any Mortgage Loan (other than any Non-Serviced Mortgage Loan), Serviced Companion Loan or Trust Subordinate Companion Loan, the Master Servicer or the Special Servicer, as applicable, shall promptly give notice to the Master Servicer or the Special Servicer, as applicable, the Operating Advisor and (prior to the occurrence of a Consultation Termination Event) the Directing Certificateholder thereof, and the Master Servicer shall deliver the related Mortgage File and Servicing File to the Special Servicer and concurrently provide a copy of such Servicing File[, exclusive of all Privileged Communications,] to the Operating Advisor. The Master Servicer shall use its reasonable efforts to provide the Special Servicer with all information, documents and records (including records stored electronically on computer tapes, magnetic discs and the like) relating to such Mortgage Loan and, if applicable, the related Serviced Companion Loan or Trust Subordinate Companion Loan, either in the Master Servicer's possession or otherwise available to the Master Servicer without undue burden or expense, and reasonably requested by the Special Servicer to enable it to assume its functions hereunder with respect thereto. The Master Servicer shall use its reasonable efforts to comply with the preceding sentence within five (5) Business Days of the occurrence of each related Servicing Transfer Event (or, in the case of clauses (viii), (ix) or (x) of the definition of Servicing Transfer Event, within five (5) Business Days of receiving notice from the Special Servicer of such Servicing Transfer Event when the Special Servicer makes the determination) and in any event shall continue to act as Master Servicer and administrator of such Mortgage Loan and, if applicable, the related Serviced Companion Loan or Trust Subordinate Companion Loan until the Special Servicer has commenced the servicing of such Mortgage Loan and, if applicable, the related Serviced Companion Loan or Trust Subordinate Companion Loan. The Master Servicer shall deliver to the Trustee, the Certificate Administrator, the Operating Advisor, the related Subordinate Loan-Specific Directing Certificateholder (with respect to the Trust AB Whole Loan) and (prior to the occurrence of a Consultation Termination Event) the Directing Certificateholder, a copy of the notice of such Servicing Transfer Event provided by the Master Servicer to the Special Servicer, or by the Special Servicer to the Master Servicer, pursuant to this <u>Section 3.19</u>. Prior to the occurrence of a Consultation Termination Event, the Certificate Administrator shall deliver to each Controlling Class Certificateholder a copy of the notice of such Servicing Transfer Event provided by the Master Servicer pursuant to this <u>Section 3.19</u>.

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Upon determining that a Specially Serviced Mortgage Loan (other than an REO Loan) has become current and has remained current for three consecutive Periodic Payments (provided that (i) no additional Servicing Transfer Event is foreseeable in the reasonable judgment of the Special Servicer, and (ii) for such purposes taking into account any modification or amendment of such Mortgage Loan and, if applicable, the related Companion Loan or Trust Subordinate Companion Loan), and that no other Servicing Transfer Event is continuing with respect thereto, the Special Servicer shall immediately give notice thereof to the Master Servicer, the Operating Advisor, the related Subordinate Loan-Specific Directing Certificateholder (unless, with respect to the Trust Subordinate Companion Loan, an AB Control Appraisal Period has occurred, if applicable), the related Serviced Companion Noteholder (unless with respect to an AB Subordinate Companion Loan an AB Control Appraisal Period has occurred) and (prior to the occurrence of a Consultation Termination Event) the Directing Certificateholder and shall return the related Mortgage File and Servicing File to the Master Servicer (or copies thereof if copies only were delivered to the Special Servicer) and upon giving such notice, and returning such Mortgage File and Servicing File to the Master Servicer, the Special Servicer's obligation to service such Corrected Loan shall terminate and the obligations of the Master Servicer to service and administer such Mortgage Loan and, if applicable, the related Companion Loan or Trust Subordinate Companion Loan shall recommence.

(b)   In servicing any Specially Serviced Mortgage Loans, Serviced Companion Loans and Trust Subordinate Companion Loan, the Special Servicer will provide to the Custodian originals of documents included within the definition of "Mortgage File" for inclusion in the related Mortgage File to the extent within its possession (with a copy of each such original to the Master Servicer), and provide the Master Servicer with copies of any additional related Mortgage Loan, Serviced Companion Loan or Trust Subordinate Companion Loan information including correspondence with the related Mortgagor.

(c)   Notwithstanding the provisions of Section 3.12(c), the Master Servicer shall maintain ongoing payment records with respect to each of the Specially Serviced Mortgage Loans, Serviced Companion Loans, Trust Subordinate Companion Loan and REO Properties (other than with respect to a Non-Serviced Mortgage Loan) and shall provide the Special Servicer with any information in its possession with respect to such records to enable the Special Servicer to perform its duties under this Agreement; provided that this statement shall not be construed to require the Master Servicer to produce any additional reports.

(d)   No later than [sixty (60)] days after a Servicing Transfer Event for a Mortgage Loan (other than a Non-Serviced Mortgage Loan) and, if applicable, the related Companion Loan or Trust Subordinate Companion Loan, the Special Servicer shall deliver in electronic format a report (the "Asset Status Report") with respect to such Mortgage Loan and related Companion Loan or Trust Subordinate Companion Loan, if applicable, and the related Mortgaged Property to the Master Servicer, the Trustee, the Certificate Administrator, the related Subordinate Loan-Specific Directing Certificateholder (in the case of the Trust AB Whole Loan, and only to the extent the related Trust Subordinate Companion Loan is not subject to an AB Control Appraisal Period), the Directing Certificateholder (prior to the occurrence of a Consultation Termination Event and, in the case of an AB Whole Loan, only prior to the occurrence of a Consultation Termination Event and during an AB Control Appraisal Period with respect to the related AB Subordinate Companion Loan), the Operating Advisor [(but only

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after the occurrence and during the continuance of a Control Termination Event] [EXCLUDE FOR TRANSACTIONS THAT CLOSE ON OR AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST]) and the 17g-5 Information Provider (which shall promptly post such report on the 17g-5 Information Provider's Website in accordance with Section 3.13(c)) and, with respect to any related Serviced Companion Loan, to the extent the related Serviced Companion Loan has been included in an Other Securitization, to the master servicer of such Other Securitization into which the related Serviced Companion Loan has been sold or to the related Companion Holder. Such Asset Status Report shall set forth the following information to the extent reasonably determinable based on the information that was delivered to the Special Servicer in connection with the transfer of servicing pursuant to the Servicing Transfer Event:

(i)   summary of the status of such Specially Serviced Mortgage Loan and any negotiations with the related Mortgagor;

(ii)   a discussion of the legal and environmental considerations reasonably known to the Special Servicer, consistent with the Servicing Standard, that are applicable to the exercise of remedies as aforesaid and to the enforcement of any related guaranties or other collateral for the related Mortgage Loan (and any related Serviced Companion Loan or Trust Subordinate Companion Loan, as applicable) and whether outside legal counsel has been retained;

(iii)   the most current rent roll and income or operating statement available for the related Mortgaged Property;

(iv)   (A) the Special Servicer's recommendations on how such Specially Serviced Mortgage Loan might be returned to performing status (including the modification of a monetary term, and any workout, restructure or debt forgiveness) and returned to the Master Servicer for regular servicing or otherwise realized upon (including any proposed sale of a Defaulted Mortgage Loan or REO Property), (B) a description of any such proposed or taken actions, and (C) the alternative courses of action that were or are being considered by the special servicer in connection with the proposed or taken actions;

(v)   the status of any foreclosure actions or other proceedings undertaken with respect to the Specially Serviced Mortgage Loan, any proposed workouts and the status of any negotiations with respect to such workouts, and an assessment of the likelihood of additional defaults under the related Mortgage Loan or Serviced Whole Loan;

(vi)   a description of any amendment, modification or waiver of a material term of any ground lease (or any space lease or air rights lease, if applicable) or franchise agreement;

(vii)   the decision that the Special Servicer made, or intends or proposes to make, including a narrative analysis setting forth the Special Servicer's rationale for its proposed decision, including its rejection of the alternatives;

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(viii)   an analysis of whether or not taking such proposed action is reasonably likely to produce a greater recovery on a present value basis than not taking such action, setting forth (x) the basis on which the special servicer made such determination and (y) the net present value calculation and all related assumptions;

(ix)   the appraised value of the related Mortgaged Property (and a copy of the last obtained Appraisal of such Mortgaged Property) together with a description of any adjustments to the valuation of such Mortgaged Property made by the Special Servicer together with an explanation of those adjustments; and

(x)   such other information as the Special Servicer deems relevant in light of the Servicing Standard.

If within ten (10) Business Days of receiving an Asset Status Report, the Directing Certificateholder does not disapprove such Asset Status Report in writing or if the Special Servicer makes a determination, in accordance with the Servicing Standard that the disapproval by the Directing Certificateholder (communicated to the Special Servicer within ten (10) Business Days) is not in the best interest of all the Certificateholders), the Special Servicer shall implement the recommended action as outlined in such Asset Status Report; provided, however, that the Special Servicer may not take any action that is contrary to applicable law, the Servicing Standard or the terms of the applicable Mortgage Loan documents or the applicable Trust Subordinate Companion Loan documents. If, prior to the occurrence and continuance of any Control Termination Event, the Directing Certificateholder disapproves such Asset Status Report within ten (10) Business Days of receipt and the Special Servicer has not made the affirmative determination described above, the Special Servicer shall revise such Asset Status Report and deliver a new Asset Status Report as soon as practicable, but in no event later than thirty (30) days after such disapproval, to the Master Servicer, the Trustee, the Certificate Administrator, the related Subordinate Loan-Specific Directing Certificateholder (in the case of the Trust AB Whole Loan, and only to the extent the related Trust Subordinate Companion Loan is not subject to an AB Control Appraisal Period), the Directing Certificateholder (prior to the occurrence of a Consultation Termination Event and, in the case of an AB Whole Loan, only prior to the occurrence of a Consultation Termination Event and during an AB Control Appraisal Period with respect to the related AB Subordinate Companion Loan), the Operating Advisor [(but only after the occurrence and during the continuance of a Control Termination Event] [EXCLUDE FOR TRANSACTIONS THAT CLOSE ON OR AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST]) and the 17g-5 Information Provider (which shall promptly post such report on the 17g-5 Information Provider's Website in accordance with Section 3.13(c)). Prior to the occurrence and continuance of any Control Termination Event, the Special Servicer shall revise such Asset Status Report as described above in this Section 3.19(d) until the Directing Certificateholder shall fail to disapprove such revised Asset Status Report in writing within ten (10) Business Days of receiving such revised Asset Status Report or until the Special Servicer makes a determination, in accordance with the Servicing Standard, that the disapproval is not in the best interests of the Certificateholders; provided that, if the Directing Certificateholder has not approved the Asset Status Report for a period of sixty (60) Business Days following the first submission of an Asset Status Report, the Special Servicer may act upon the most recently submitted form of Asset Status Report, if consistent with the Servicing Standard; provided, however, that such Asset Status Report does not, and is not intended to be, a substitute for the approvals that are specifically required pursuant to Section 6.08. The Special Servicer may, from time to time, modify any Asset Status Report it has previously delivered and implement such report; provided that such report shall have been prepared, reviewed and not rejected pursuant to the terms of this Section 3.19(d).

No direction or disapproval of the Directing Certificateholder or Subordinate Loan-Specific Directing Certificateholder hereunder or under a related Intercreditor Agreement or failure of the Directing Certificateholder or Subordinate Loan-Specific Directing Certificateholder to consent to or approve (including any deemed consents or approvals) any request of the Special Servicer, shall (a) require or cause the Special Servicer to violate the terms of a Specially Serviced Mortgage Loan, applicable law or any provision of this Agreement, including the Special Servicer's obligation to act in accordance with the Servicing Standard and to maintain the REMIC status of each Trust REMIC and the grantor trust status of the Grantor Trust, or (b) result in the imposition of a "prohibited transaction" or "prohibited contribution" tax under the REMIC Provisions, or (c) expose the Master Servicer, the Special Servicer, the Depositor, the Operating Advisor, the Mortgage Loan Sellers, the Trust, the Trustee, the Certificate Administrator or their respective officers, directors, members, employees or agents to any claim, suit or liability or (d) materially expand the scope of the Special Servicer's, Trustee's or the Master Servicer's responsibilities under this Agreement.

[If a Control Termination Event [(or, with respect to the AB Whole Loan, if both a Control Termination Event has occurred and is continuing and an AB Control Appraisal Period is in effect)]] [EXCLUDE FOR TRANSACTIONS THAT CLOSE ON OR AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST], the Special Servicer shall promptly deliver each Asset Status Report prepared in connection with a Specially Serviced Mortgage Loan to the Operating Advisor (and so long as no Consultation Termination Event has occurred, the Directing Certificateholder). The Operating Advisor shall provide comments to the Special Servicer in respect of the Asset Status Report, if any, within ten (10) Business Days following the later of (i) receipt of such Asset Status Report or (ii) receipt of such additional information reasonably requested by the Operating Advisor related thereto, and propose possible alternative courses of action to the extent it determines such alternatives to be in the best interest of the Certificateholders (including any Certificateholders that are holders of the Control Eligible Certificates), as a collective whole. The Special Servicer shall consider such alternative courses of action and any other feedback provided by the Operating Advisor (and so long as no Consultation Termination Event has occurred, the Directing Certificateholder) in connection with the Special Servicer's preparation of any Asset Status Report. The Special Servicer shall revise the Asset Status Report as it deems necessary to take into account any input and/or comments from the Operating Advisor (and so long as no Consultation Termination Event has occurred, the Directing Certificateholder), to the extent the Special Servicer determines that the Operating Advisor's and/or Directing Certificateholder's input and/or recommendations are consistent with the Servicing Standard and in the best interest of the Certificateholders as a collective whole (or, with respect to a Serviced Whole Loan, the best interest of the Certificateholders and the holders of the related Companion Loan, as a collective whole (taking into account the pari passu or subordinate nature of such Companion Loan)).

[After the occurrence and during the continuance of a Control Termination Event, the Directing Certificateholder shall have no right to consent to any Asset Status Report under this Section 3.19. After the occurrence and during the continuance of a Control Termination Event but prior to the occurrence of a Consultation Termination Event, each of the Directing Certificateholder and the Operating Advisor shall consult with the Special Servicer and propose alternative courses of action and provide other feedback in respect of any Asset Status Report. After the occurrence of a Consultation Termination Event, the Directing Certificateholder (other than in its capacity as a Certificateholder) shall have no right to receive any Asset Status Report or otherwise consult with the Special Servicer with respect to Asset Status Reports and the Special Servicer shall only be obligated to consult with the Operating Advisor with respect to any Asset Status Report as described above. The Special Servicer may choose to revise the Asset Status Report as it deems reasonably necessary in accordance with the Servicing Standard to take into account any input and/or recommendations of the Operating Advisor or the Directing Certificateholder during the applicable periods described above, but is under no obligation to follow any particular recommendation of the Operating Advisor or the Directing Certificateholder.] [APPLICABLE TO OFFERINGS PRIOR TO DECEMBER 24, 2016]

[After the occurrence and during the continuance of a Control Termination Event, the Directing Certificateholder shall have no right to consent to any Asset Status Report under this Section 3.19. After the occurrence and during the continuance of a Control Termination Event but prior to the occurrence of a Consultation Termination Event, the Directing Certificateholder, and after the occurrence and during the continuance of an Operating Advisor Consultation Event, the Operating Advisor, will be entitled to consult with the Special Servicer and propose alternative courses of action and provide other feedback in respect of any Asset Status Report. After the occurrence of a Consultation Termination Event, the Directing Certificateholder (other than in its capacity as a Certificateholder) shall have no right to receive any Asset Status Report or otherwise consult with the Special Servicer with respect to Asset Status Reports and the Special Servicer will only be obligated to consult with the Operating Advisor with respect to any Asset Status Report as described above. The Special Servicer may choose to revise the Asset Status Report as it deems reasonably necessary in accordance with the Servicing Standard to take into account any input and/or recommendations of the Operating Advisor or the Directing Certificateholder after the occurrence and during the continuance of an Operating Advisor Consultation Event or after the occurrence and during the continuance of a Control Termination Event but prior to the occurrence of a Consultation Termination Event, but is under no obligation to follow any particular recommendation of the Operating Advisor or the Directing Certificateholder.] [APPLICABLE TO OFFERINGS CLOSING ON OR AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST]

[Notwithstanding the foregoing, prior to the occurrence and continuance of an AB Control Appraisal Period with respect to an AB Subordinate Companion Loan or Trust Subordinate Companion Loan, the Special Servicer shall prepare an Asset Status Report for any Serviced AB Whole Loan or Trust AB Whole Loan, as applicable, upon it becoming a Specially Serviced Mortgage Loan pursuant to this Agreement and the related Intercreditor Agreement, but the Directing Certificateholder will have no approval rights over any such Asset Status Report, and the consent or approval rights with respect to such Asset Status Report shall be as set forth in the related Intercreditor Agreement.]

(e)   (i) Upon receiving notice of the occurrence of the events described in clause (v) and (vii) of the definition of Servicing Transfer Event (without regard to the 60-day or 30-day period, respectively, set forth therein), the Master Servicer shall with reasonable promptness give notice thereof, and shall use its reasonable efforts to provide the Special Servicer with all information relating to the Mortgage Loan, Serviced Companion Loan or Trust Subordinate Companion Loan and reasonably requested by the Special Servicer to enable it to negotiate with the related Mortgagor. The Master Servicer shall use its reasonable efforts to comply with the preceding sentence within five (5) Business Days of the occurrence of each such event.

(ii)   After the occurrence and during the continuance of a Control Termination Event, upon receiving notice of the occurrence of an event described in clause (iv) or (x) of the definition of Servicing Transfer Event (without regard to the 60-day or 30-day period, respectively, set forth therein), the Master Servicer shall deliver notice thereof to the Operating Advisor at the same time such notice is provided to the Special Servicer pursuant to clause (i) above.

(f)   Prior to the occurrence and continuance of a Control Termination Event, no later than two (2) Business Days following the establishment of a Final Asset Status Report with respect to any Specially Serviced Mortgage Loan, the Special Servicer shall deliver in electronic format to the Directing Certificateholder a draft notice that will include a draft summary of the Final Asset Status Report (which briefly summarizes such Final Asset Status Report, but shall not include any Privileged Information) (and shall deliver each Asset Status Report with respect to an AB Mortgage Loan or Trust AB Mortgage Loan prior to the occurrence and continuance of an AB Control Appraisal Period (to the extent approved by the related AB Whole Loan Controlling Holder or related Subordinate Loan-Specific Directing Certificateholder), to the Directing Certificateholder). If, prior to the occurrence and continuance of a Control Termination Event, within five (5) Business Days of receipt of such draft summary, the Directing Certificateholder approves of, or does not disapprove of such draft summary, then the Special Servicer shall deliver in electronic format such notice and summary of the Final Asset Status Report to the Certificate Administrator for posting on the Certificate Administrator's Website pursuant to Section 3.13(b).   If the Directing Certificateholder affirmatively disapproves of such summary in writing, then within two (2) Business Days of receipt of such disapproval, the Special Servicer shall revise the summary and deliver such new summary to the Directing Certificateholder until the Directing Certificateholder approves such draft summary; provided, however, that if the Directing Certificateholder has not approved of the draft summary of the Final Asset Status Report within twenty (20) Business Days of receipt of the initial draft summary of the Final Asset Status Report, then the most recent draft summary of the Final Asset Status Report delivered by the Special Servicer prior to such 20th Business Day shall be deemed to be the final summary of the Final Asset Status Report; provided, further, however, that if at any time the Special Servicer determines that any affirmative disapproval of such draft summary by the Directing Certificateholder is not in the best interest of all the Certificateholders pursuant to the Servicing Standard, the Special Servicer shall deliver in electronic format such notice and summary of the Final Asset Status Report to the Certificate Administrator for posting on the Certificate Administrator's Website pursuant to Section 3.13(b) notwithstanding such disapproval. The Special Servicer shall promptly deliver (but in any event no later than two (2) Business Days following its completion) a copy of each Final Asset Status

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Report to the Operating Advisor. The Special Servicer shall prepare a summary of any Final Asset Status Report related to any Serviced AB Whole Loan or Trust AB Whole Loan for which the related holder of an AB Subordinate Companion Loan or the related Subordinate Loan-Specific Directing Certificateholder, as applicable, is not subject to an AB Control Appraisal Period, which Final Asset Status Report has been approved or deemed approved by the holder of the related AB Subordinate Companion Loan or the related Subordinate Loan-Specific Directing Certificateholder, as applicable, in accordance with the related Intercreditor Agreement (to the extent such Intercreditor Agreement requires such approval or deemed approval), and deliver in electronic format notice of such final Asset Status Report and the summary of such Final Asset Status Report to the Certificate Administrator for posting on the Certificate Administrator's Website pursuant to Section 3.13(b).

(g)   No provision of this Section 3.19 shall require the Special Servicer to take or to refrain from taking any action because of any proposal, objection or comment by the Operating Advisor or a recommendation of the Operating Advisor.

Section 3.20 <u>Sub-Servicing Agreements</u>. (a) The Master Servicer, Special Servicer [and Operating Advisor] may enter into Sub-Servicing Agreements to provide for the performance by third parties of any or all of its respective obligations hereunder; <u>provided</u> that the Sub-Servicing Agreement as amended or modified: (i) is consistent with this Agreement in all material respects and requires the Sub-Servicer to comply with all of the applicable conditions of this Agreement; (ii) provides that if the Master Servicer, Special Servicer [or Operating Advisor], as applicable, shall for any reason no longer act in such capacity hereunder (including, without limitation, by reason of a Servicer Termination Event), the Trustee or its designee shall thereupon assume all of the rights and, except to the extent they arose prior to the date of assumption, obligations of such party under such agreement, or, alternatively, may act in accordance with <u>Section 7.02</u> hereof under the circumstances described therein (subject to <u>Section 3.20(g)</u> hereof); (iii) provides that the Trustee (for the benefit of the Certificateholders (including, with respect to the Trust AB Whole Loan, Holders of the Class [LOAN-SPECIFIC] Certificates) and the related Companion Holder (if applicable) and the Trustee (as holder of the Lower-Tier Regular Interests) shall be a third party beneficiary under such Sub-Servicing Agreement, but that (except to the extent the Trustee or its designee assumes the obligations of such party thereunder as contemplated by the immediately preceding <u>clause (ii)</u>) none of the Trust, the Trustee, the Operating Advisor, the Certificate Administrator, the Master Servicer or Special Servicer, as applicable, any successor master servicer or special servicer or any Certificateholder (or the related Companion Holder, if applicable) shall have any duties under such Sub-Servicing Agreement or any liabilities arising therefrom; (iv) permits any purchaser of a Mortgage Loan or Trust Subordinate Companion Loan pursuant to this Agreement to terminate such Sub-Servicing Agreement with respect to such purchased Mortgage Loan or Trust Subordinate Companion Loan at its option and without penalty; <u>provided</u>, <u>however</u>, that the Initial Sub-Servicing Agreements may only be terminated by the Trustee or its designees as contemplated by <u>Section 3.20(g)</u> hereof and in such additional manner and by such other Persons as is provided in such Sub-Servicing Agreement; (v) does not permit the Sub-Servicer any direct rights of indemnification that may be satisfied out of assets of the Trust; (vi) does not permit the Sub-Servicer to modify any Mortgage Loan or Trust Subordinate Companion Loan unless and to the extent the Master Servicer or Special Servicer, as applicable, is permitted hereunder to modify such Mortgage Loan or Trust Subordinate Companion Loan; (vii) with respect to any Sub-Servicing Agreement entered into after the Closing Date, if such Sub-Servicer is a Servicing Function Participant or an Additional Servicer, such Sub-Servicer, at the time the related Sub-Servicing Agreement is entered into, is not a Prohibited Party and (viii) provides that the Sub-Servicer shall be in default under the related Sub-Servicing Agreement and such Sub-Servicing Agreement shall be terminated (following the expiration of any applicable Grace Period) if the Sub-Servicer fails (A) to deliver by the due date any Exchange Act reporting items required to be delivered to the Master Servicer under <u>Article XI</u> or under the Sub-Servicing Agreement or to the master servicer under any other pooling and servicing agreement that the Depositor is a party to, or (B) to perform in any material respect any of its covenants or obligations contained in the Sub-Servicing Agreement regarding creating, obtaining or delivering any Exchange Act reporting items required for any party to this Agreement to perform its obligations under <u>Article XI</u> or under the Exchange Act reporting items required under any other pooling and servicing agreement that the Depositor is a party to. Any successor master servicer, special servicer [or operating advisor], as applicable, hereunder shall, upon becoming successor master servicer, special servicer [or operating advisor], as applicable, be assigned and may

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assume any Sub-Servicing Agreements from the predecessor Master Servicer, Special Servicer [or Operating Advisor], as applicable (subject to Section 3.20(g) hereof). In addition, each Sub-Servicing Agreement entered into by the Master Servicer may but need not provide that the obligations of the Sub-Servicer thereunder may terminate with respect to any Mortgage Loan or Trust Subordinate Companion Loan serviced thereunder at the time such Mortgage Loan or Trust Subordinate Companion Loan becomes a Specially Serviced Mortgage Loan; provided, however, that the Sub-Servicing Agreement may provide (if the Sub-Servicing Agreement provides for Advances by the Sub-Servicer, although it need not so provide) that the Sub-Servicer will continue to make all Advances and calculations and prepare all reports required under the Sub-Servicing Agreement with respect to Specially Serviced Mortgage Loans and continue to collect its Primary Servicing Fees as if no Servicing Transfer Event had occurred and with respect to REO Properties (and the related REO Loans) as if no REO Acquisition had occurred and to render such incidental services with respect to such Specially Serviced Mortgage Loans and REO Properties as are specifically provided for in such Sub-Servicing Agreement. The Master Servicer, Special Servicer [or Operating Advisor], as applicable, shall deliver to the Trustee copies of all Sub-Servicing Agreements, and any amendments thereto and modifications thereof, entered into by it, in each case promptly upon its execution and delivery of such documents. References in this Agreement to actions taken or to be taken by the Master Servicer include actions taken or to be taken by a Sub-Servicer on behalf of the Master Servicer; and, in connection therewith, all amounts advanced by any Sub-Servicer (if the Sub-Servicing Agreement provides for Advances by the Sub-Servicer, although it need not so provide) to satisfy the obligations of the Master Servicer hereunder to make Advances shall be deemed to have been advanced by the Master Servicer out of its own funds and, accordingly, in such event, such Advances shall be recoverable by such Sub-Servicer in the same manner and out of the same funds as if such Sub-Servicer were the Master Servicer, and, for so long as they are outstanding, such Advances shall accrue interest in accordance with Section 3.03(d), such interest to be allocable between the Master Servicer and such Sub-Servicer as may be provided (if at all) pursuant to the terms of the Sub-Servicing Agreement. For purposes of this Agreement, the Master Servicer shall be deemed to have received any payment when a Sub-Servicer retained by it receives such payment. The Master Servicer, Special Servicer [or Operating Advisor], as applicable, shall notify the Master Servicer or the Special Servicer, as applicable [(or in the case of the Operating Advisor, both the Master Servicer and the Special Servicer)], the Trustee and the Depositor (and the Special Servicer shall notify the Operating Advisor) in writing promptly of the appointment by it of any Sub-Servicer, except that the Master Servicer need not provide such notice as to the Initial Sub-Servicing Agreements.

(b)   Each Sub-Servicer shall be authorized to transact business in the state or states in which the related Mortgaged Properties it is to service are situated, if and to the extent required by applicable law to the extent necessary to ensure the enforceability of the related Mortgage Loans or Trust Subordinate Companion Loan or the compliance with its obligations under the Sub-Servicing Agreement and the Master Servicer's obligations under this Agreement.

(c)   As part of its servicing activities hereunder, the Master Servicer for the benefit of the Trustee and the Certificateholders, shall (at no expense to the Trustee, the Certificateholders or the Trust) monitor the performance and enforce the obligations of each Sub-Servicer under the related Sub-Servicing Agreement, except that the Master Servicer shall be required only to use reasonable efforts to cause any Initial Sub-Servicer to comply with the

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requirements of Article XI hereof. Such enforcement, including, without limitation, the legal prosecution of claims, termination of Sub-Servicing Agreements in accordance with their respective terms and the pursuit of other appropriate remedies, shall be in such form and carried out to such an extent and at such time as is in accordance with the Servicing Standard. The Master Servicer shall have the right to remove a Sub-Servicer retained by it in accordance with the terms of the related Sub-Servicing Agreement.

(d)   In the event the Trustee or its designee becomes successor master servicer and assumes the rights and obligations of the Master Servicer under any Sub-Servicing Agreement, the Master Servicer, at its expense, shall deliver to the assuming party all documents and records relating to such Sub-Servicing Agreement and the Mortgage Loans and, if applicable, the Companion Loans or the Trust Subordinate Companion Loan then being serviced thereunder and an accounting of amounts collected and held on behalf of it thereunder, and otherwise use reasonable efforts to effect the orderly and efficient transfer of the Sub-Servicing Agreement to the assuming party.

(e)   Notwithstanding the provisions of any Sub-Servicing Agreement and this Section 3.20, except to the extent provided in Article XI with respect to the obligations of any Sub-Servicer that is an Initial Sub-Servicer, the Master Servicer shall remain obligated and responsible to the Trustee, the Special Servicer, holders of the Companion Loans serviced hereunder and the Certificateholders (including, with respect to the Trust AB Whole Loan, the Holders of the Class [LOAN-SPECIFIC] Certificates) for the performance of its obligations and duties under this Agreement in accordance with the provisions hereof to the same extent and under the same terms and conditions as if it alone were servicing and administering the Mortgage Loans and the Trust Subordinate Companion Loan for which it is responsible, and the Master Servicer shall pay the fees of any Sub-Servicer thereunder as and when due from its own funds. In no event shall the Trust bear any termination fee required to be paid to any Sub-Servicer as a result of such Sub-Servicer's termination under any Sub-Servicing Agreement.

(f)   The Trustee, upon the request of the Master Servicer, shall furnish to any Sub-Servicer any documents necessary or appropriate to enable such Sub-Servicer to carry out its servicing and administrative duties under any Sub-Servicing Agreement.

(g)   Each Sub-Servicing Agreement shall provide that, in the event the Trustee or any other Person becomes successor master servicer, the Trustee or such successor master servicer shall have the right to terminate such Sub-Servicing Agreement with or without cause and without a fee. Notwithstanding the foregoing or any other contrary provision in this Agreement, the Trustee and any successor master servicer shall assume each Initial Sub-Servicing Agreement and (i) the Initial Sub-Servicer's rights and obligations under the Initial Sub-Servicing Agreement shall expressly survive a termination of the Master Servicer's servicing rights under this Agreement; provided that the Initial Sub-Servicing Agreement has not been terminated in accordance with its provisions; (ii) any successor master servicer, including, without limitation, the Trustee (if it assumes the servicing obligations of the Master Servicer) shall be deemed to automatically assume and agree to the then-current Initial Sub-Servicing Agreement without further action upon becoming the successor master servicer and (iii) this Agreement may not be modified in any manner which would increase the obligations or limit the rights of the Initial Sub-Servicer hereunder and/or under the Initial Sub-Servicing Agreement, without the prior written consent of the Initial Sub-Servicer (which consent shall not be unreasonably withheld).

(h)   With respect to Mortgage Loans and the Trust Subordinate Companion Loan subject to a Sub-Servicing Agreement with the Master Servicer, the Special Servicer shall, upon request (such request to be made reasonably in advance as appropriate to the circumstances surrounding such request) of the related Sub-Servicer, reasonably cooperate in delivering reports and information, including remittance information, and affording access to information to the related Sub-Servicer that would be required to be delivered or afforded, as the case may be, to the Master Servicer pursuant to the terms hereof.

(i)   Notwithstanding any other provision of this Agreement, the Special Servicer shall not enter into any Sub-Servicing Agreement which provides for the performance by third parties of any or all of its obligations herein, without, prior to the occurrence and continuance of any Control Termination Event, the consent of the Directing Certificateholder, except to the extent necessary for the Special Servicer to comply with applicable regulatory requirements.

Notwithstanding anything to the contrary herein, no Sub-Servicer shall be permitted under any Sub-Servicing Agreement to make material servicing decisions, such as loan modifications or determinations as to the manner or timing of enforcing remedies under the Mortgage Loan documents or Trust Subordinate Companion Loan documents, as applicable, without the consent of the Master Servicer or Special Servicer, as applicable.

Section 3.21   Interest Reserve Account.

(a) On the P&I Advance Date occurring in each February and in any January that occurs in a year that is not a leap year (in each case, unless the related Distribution Date is the final Distribution Date), the Certificate Administrator, in respect of the Actual/360 Mortgage Loans (other than the Trust Subordinate Companion Loan), shall deposit into the Interest Reserve Account, an amount equal to one (1) day's interest on the Stated Principal Balance of the Actual/360 Mortgage Loans as of the Due Date occurring in the month preceding the month in which P&I Advance Date occurs at the related Net Mortgage Rate, to the extent a full Periodic Payment or P&I Advance is made in respect thereof (all amounts so deposited in any consecutive February and January, "Withheld Amounts").

(b)   On each P&I Advance Date occurring in March (or February, if the related Distribution Date is the final Distribution Date), the Certificate Administrator shall withdraw, from the Interest Reserve Account an amount equal to the Withheld Amounts from the preceding January (if applicable) and February, if any, and deposit such amount into the Lower-Tier REMIC Distribution Account.

Section 3.22   Directing Certificateholder and Operating Advisor Contact with Master Servicer and Special Servicer. Within a reasonable time upon request from the Directing Certificateholder or the Operating Advisor, as applicable, and no more often than on a monthly basis, each of the Master Servicer and the Special Servicer shall, without charge, make a knowledgeable Servicing Officer via telephone available to verbally answer questions from

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(a) prior to the occurrence of a Consultation Termination Event, the Directing Certificateholder and (b) upon the occurrence and during the continuance of any Control Termination Event, the Operating Advisor (with respect to the Special Servicer only), regarding the performance and servicing of the Mortgage Loans, the Trust Subordinate Companion Loan and/or REO Properties for which the Master Servicer or the Special Servicer, as the case may be, is responsible.

Section 3.23 <u>Controlling Class Certificateholders and Directing Certificateholder; Certain Rights and Powers of Directing Certificateholder</u>. (a) Each Controlling Class Certificateholder is hereby deemed to have agreed by virtue of its purchase of a Certificate to provide its name and address to the Certificate Administrator and to notify the Master Servicer, the Certificate Administrator, the Special Servicer and the Operating Advisor of the transfer of any Certificate of a Controlling Class by delivering a notice to each such Person substantially in the form of <u>Exhibit NN</u> attached hereto, the selection of a Directing Certificateholder or the resignation or removal thereof. The Directing Certificateholder is hereby deemed to have agreed by virtue of its purchase of a Certificate to notify the Master Servicer, the Special Servicer, the Certificate Administrator, the Trustee and the Operating Advisor when such Certificateholder is appointed Directing Certificateholder and when it is removed or resigns. To the extent there is only one Controlling Class Certificateholder and it is also the Special Servicer, it shall be the Directing Certificateholder.

(b) Once a Directing Certificateholder has been selected, each of the Master Servicer, the Special Servicer, the Depositor, the Trustee, the Certificate Administrator, the Operating Advisor and each other Certificateholder (or Certificate Owner, if applicable) shall be entitled to rely on such selection unless the Controlling Class Certificateholders entitled to appoint the Directing Certificateholder, by Certificate Balance, or such Directing Certificateholder shall have notified the Master Servicer, Special Servicer, the Trustee, the Certificate Administrator, the Operating Advisor and each other Controlling Class Certificateholder, in writing, of the resignation of such Directing Certificateholder or the selection of a new Directing Certificateholder. Upon the resignation of a Directing Certificateholder, the Certificate Administrator shall request the Controlling Class Certificateholders to select a new Directing Certificateholder. In the event that (i) the Master Servicer, the Certificate Administrator, the Special Servicer, the Trustee or the Operating Advisor receives written notice from a majority of the Controlling Class Certificateholders that a Directing Certificateholder is no longer designated and (ii) the Controlling Class Certificateholder that owns the largest aggregate Certificate Balance of the Controlling Class (or a representative thereof) becomes the Directing Certificateholder pursuant to the proviso of the definition of "<u>Directing Certificateholder</u>", then the Controlling Class Certificateholder that owns the largest aggregate Certificate Balance of the Controlling Class (or its representative) shall provide its name and address to the Certificate Administrator and notify the Master Servicer, the Certificate Administrator, the Special Servicer, the Trustee and the Operating Advisor that it is the new Directing Certificateholder; <u>provided</u> that the Master Servicer, the Certificate Administrator, the Special Servicer, the Trustee and the Operating Advisor shall be entitled to rely on the written notification provided by the purported Controlling Class Certificateholder that owns the largest aggregate Certificate Balance of the Controlling Class without independently verifying that such Controlling Class Certificateholder actually owns the largest aggregate Certificate Balance of the Controlling Class.

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(c)   Until it receives notice to the contrary, each of the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor and the Trustee shall be entitled to rely on the most recent notification with respect to the identity of the Controlling Class Certificateholder and the Directing Certificateholder.

(d)   In the event that no Directing Certificateholder has been appointed or identified to the Master Servicer or the Special Servicer, as applicable, and the Master Servicer or Special Servicer, as applicable, has attempted to obtain such information from the Certificate Administrator and no such entity has been identified to the Master Servicer or the Special Servicer, as applicable, then until such time as the new Directing Certificateholder is identified, the Master Servicer or the Special Servicer, as applicable, shall have no duty to consult with, provide notice to, or seek the approval or consent of any such Directing Certificateholder as the case may be.

(e)   Upon request, the Certificate Administrator shall deliver to the Depositor, Trustee, the Special Servicer, the Operating Advisor, the Master Servicer and, prior to the occurrence of a Consultation Termination Event, the Directing Certificateholder, a list of each Controlling Class Certificateholder and the Subordinate Loan-Specific Directing Certificateholder as reflected in the Certificate Registrar, including names and addresses. In addition to the foregoing, within five (5) Business Days of receiving notice of the selection of a new Directing Certificateholder or the existence of a new Controlling Class Certificateholder or Subordinate Loan-Specific Directing Certificateholder, the Certificate Administrator shall notify the Trustee, the Operating Advisor, the Master Servicer and the Special Servicer. Notwithstanding the foregoing, [DIRECTING CERTIFICATEHOLDER], shall be the initial Directing Certificateholder and shall remain so until a successor is appointed pursuant to the terms of this Agreement or until a Consultation Termination Event occurs.

Until it receives notice to the contrary, each of the Master Servicer, the Special Servicer, the Operating Advisor, the Certificate Administrator and the Trustee shall be entitled to rely on the preceding sentence with respect to the identity of the Directing Certificateholder.

(f)   If to the extent the Certificate Administrator determines that a Class of Book-Entry Certificates is the Controlling Class, the Certificate Administrator shall notify the related Certificateholders of such Class (through the Depository) of the Class becoming the Controlling Class.

(g)   Each Certificateholder acknowledges and agrees, by its acceptance of its Certificates, that: (i) the Directing Certificateholder may have special relationships and interests that conflict with those of Holders of one or more Classes of Certificates; (ii) the Directing Certificateholder may act solely in the interests of the Holders of the Controlling Class; (iii) the Directing Certificateholder does not have any liability or duties to the Holders of any Class of Certificates other than the Controlling Class; (iv) the Directing Certificateholder may take actions that favor interests of the Holders of the Controlling Class over the interests of the Holders of one or more other Classes of Certificates; and (v) the Directing Certificateholder shall have no liability whatsoever (other than to a Controlling Class Certificateholder) for having so acted, and no Certificateholder may take any action whatsoever against the Directing

Certificateholder or any director, officer, employee, agent or principal of the Directing Certificateholder for having so acted.

(h)   (i) All requirements of the Master Servicer and the Special Servicer to provide notices, reports, statements or other information (including the access to information on a website) to the Directing Certificateholder contained in this Agreement shall (i) also apply to each Companion Holder with respect to information relating to the related Serviced AB Mortgage Loan or a Serviced Whole Loan, as applicable and (ii) also entitle the related Subordinate Loan–Specific Directing Certificateholder, at all times while the related Trust Subordinate Companion Loan is not subject to an AB Control Appraisal Period to receive such information with respect to the related Trust AB Mortgage Loan and the related Trust Subordinate Companion Loan, as applicable; provided, however, that neither the Master Servicer nor the Special Servicer shall provide information that comprises Privileged Information following the date upon which they receive notice that such Trust Subordinate Companion Loan is subject to an AB Control Appraisal Period, and thereafter the Master Servicer and the Special Servicer shall only be required to provide such Subordinate Loan–Specific Directing Certificateholder with such information as is expressly required to be delivered under the related Intercreditor Agreement; provided, however, that nothing in this subsection (h) shall in any way eliminate the obligation to deliver any information required to be delivered under the related Intercreditor Agreement.

(i)   Until it receives notice to the contrary, each of the Master Servicer, the Special Servicer, the Certificate Administrator, the Trustee and the Operating Advisor shall be entitled to rely on the most recent notification with respect to the identity and contact information of the Controlling Class Certificateholder, the Directing Certificateholder, any AB Whole Loan Controlling Holder and the Subordinate Loan-Specific Directing Certificateholder.

(j)   With respect to a Serviced Whole Loan or the Trust AB Whole Loan and any approval and consent rights in this Agreement with respect to such Serviced Whole Loan or Trust AB Whole Loan, the related Serviced Whole Loan Controlling Holder or Subordinate Loan-Specific Directing Certificateholder shall exercise such rights in accordance with the related Intercreditor Agreement.

(k)   The Certificate Registrar shall determine which Class of Certificates is the then-current Controlling Class within two (2) Business Days of a request from the Master Servicer, Special Servicer, Certificate Administrator, Trustee, or any Certificateholder and provide such information to the requesting party.

(l)   At any time that the Controlling Class Certificateholder is the holder of a majority of the Class [E] Certificates and the Class [E] Certificates are the Controlling Class, it may waive its right (a) to appoint the Directing Certificateholder and (b) to exercise any of the Directing Certificateholder's rights under this Agreement by irrevocable written notice delivered to the Depositor, the Certificate Administrator (which shall be via email to [EMAIL ADDRESS]), the Master Servicer, the Special Servicer and the Operating Advisor. Notwithstanding anything to the contrary contained herein, during such time as a Control Termination Event or Consultation Termination Event is in existence solely as a result of the operation of clause (ii) of the definition of Control Termination Event and clause (ii) of the definition of Consultation Termination Event, such Control Termination Event or Consultation Termination Event shall be deemed to no longer be in existence and have not occurred with respect to any unaffiliated third party to whom the Controlling Class Certificateholder that irrevocably waived its right to exercise any of the rights of the Controlling Class Certificateholder has sold or transferred all or a portion of its interest in the Class [E] Certificates if such unaffiliated third party holds the majority of the Controlling Class after giving effect to such transfer (the "Non-Waiving Successor"). Following any such sale or transfer, the Non-Waiving Successor shall again have the rights of the Controlling Class Certificateholder as set forth herein (including the rights to appoint a Directing Certificateholder or cause the exercise of the rights of the Directing Certificateholder) without regard to any prior waiver by the predecessor Controlling Class Certificateholder. The Non-Waiving Successor shall also have the right to exercise any of the rights of the Controlling Class Certificateholder. No Non-Waiving Successor described above shall have any consent rights with respect to any Mortgage Loan or Trust Subordinate Companion Loan that became a Specially Serviced Mortgage Loan prior to the sale or transfer of the Class [E] Certificates to the Non-Waiving Successor and had not also become a Corrected Loan prior to such sale or transfer until such time as such Mortgage Loan or Trust Subordinate Companion Loan becomes a Corrected Loan.

(m) Promptly upon its determination of a change in the Controlling Class, the Certificate Administrator shall (i) include on its statement made available pursuant to Section 4.02(a) of this Agreement the identity of the new Controlling Class and (ii) provide to the Master Servicer, the Special Servicer and the Operating Advisor notice of such event and the identity and contact information of the new Controlling Class Certificateholder (the cost of obtaining such information from DTC being an expense of the Trust). The Certificate Administrator shall notify the Operating Advisor and the Special Servicer within ten (10) Business Days of the existence or cessation of (i) any Control Termination Event or (ii) any Consultation Termination Event. Upon the Certificate Administrator's determination that a Control Termination Event or a Consultation Termination Event has occurred or is terminated, the Certificate Administrator shall, within ten (10) Business Days, post a "special notice" on the Certificate Administrator's Website pursuant to this provision.

In the event that a Control Termination Event has occurred due to a reduction of the Certificate Balance of the Class [E] Certificates (taking into account the application of any Appraisal Reduction Amounts to notionally reduce the Certificate Balance of such Class in accordance with Section 4.05(a) hereof) to less than 25% of the Original Certificate Balance thereof, such special notice shall state "A Control Termination Event has occurred due to the reduction of the Certificate Balance of the Class [E] Certificates to less than 25% of the Original Certificate Balance thereof."

In the event that a Control Termination Event or Consultation Termination Event has occurred due to the irrevocable waiver by a Class [E] Certificateholder who has become the Controlling Class Certificateholder of its right to appoint a Directing Certificateholder or to exercise any of the rights of the Controlling Class Certificateholder, such special notice shall state "A Control Termination Event and a Consultation Termination Event has occurred due to the irrevocable waiver by the Controlling Class Certificateholder of its rights as Controlling Class Certificateholder."

In the event that a Consultation Termination Event has occurred due to the reduction of each Class of Control Eligible Certificates below 25% of its Original Certificate Balance, in each case without regard to the application of any Appraisal Reduction Amounts, such special notice shall state: "A Consultation Termination Event has occurred because no Class of Control Eligible Certificates exists where such Class's aggregate Certificate Balance is at least equal to 25% of the Original Certificate Balance of that Class, in each case without regard to the application of any Appraisal Reduction Amounts."

In the event of any transfer of a Class [E] Certificate, and upon notice to the Certificate Administrator in the form of Exhibit NN that results in a termination of a Control Termination Event or a Consultation Termination Event, such "special notice" shall state: "A Consultation Termination Event or a Control Termination Event has been terminated and is no longer in effect due to a transfer of a majority interest of the Controlling Class Certificates to an unaffiliated third party which has terminated any waiver by the prior Holder."

Section 3.24   Intercreditor Agreements.   (a) Each of the Master Servicer and Special Servicer acknowledges and agrees that each Serviced Whole Loan and Trust AB Whole Loan being serviced under this Agreement and each Mortgage Loan with mezzanine debt is subject to the terms and provisions of the related Intercreditor Agreement and each agrees to service each such Serviced Whole Loan, Trust AB Whole Loan and each Mortgage Loan with mezzanine debt in accordance with the related Intercreditor Agreement and this Agreement, including, without limitation, effecting distributions and allocating reimbursement of expenses in accordance with the related Intercreditor Agreement and, in the event of any conflict between the provisions of this Agreement and the related Intercreditor Agreement, the related Intercreditor Agreement shall govern.   Notwithstanding anything contrary in this Agreement, each of the Master Servicer and Special Servicer agrees not to take any action with respect to a Serviced Whole Loan, the Trust AB Whole Loan or a Mortgage Loan with mezzanine debt or the related Mortgaged Property without the prior consent of the related Companion Holder, related Subordinate Loan-Specific Directing Certificateholder or mezzanine lender, as applicable, to the extent that the related Intercreditor Agreement provides that such Companion Holder, holder of the related Trust Subordinate Companion Loan or mezzanine lender, as applicable, is required or permitted to consent to such action.   Each of the Master Servicer and Special Servicer acknowledges and agrees that each Companion Holder, the Subordinate Loan-Specific Directing Certificateholder and each mezzanine lender or its respective designee has the right to purchase the related Mortgage Loan pursuant to the terms and conditions of this Agreement and the related Intercreditor Agreement to the extent provided for therein.   Each of the Master Servicer and the Special Servicer further acknowledges and agrees that any AB Whole Loan Controlling Holder or the Subordinate Loan-Specific Directing Certificateholder, as applicable, will have the right to replace the Special Servicer solely with respect to the related Serviced AB Whole Loan or Trust AB Whole Loan, as applicable, to the extent provided for herein and in the related Intercreditor Agreement.

(b)   Neither the Master Servicer nor the Special Servicer shall have any liability for any cost, claim or damage that arises from any entitlement in favor of a Companion Holder, a Subordinate Loan-Specific Directing Certificateholder or a mezzanine lender under the related Intercreditor Agreement or conflict between the terms of this Agreement and the terms of such Intercreditor Agreement.   Notwithstanding any provision of any Intercreditor Agreement

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that may otherwise require the Master Servicer or the Special Servicer to abide by any instruction or direction of a Companion Holder, a Subordinate Loan-Specific Directing Certificateholder or a mezzanine lender, neither the Master Servicer nor the Special Servicer shall be required to comply with any instruction or direction the compliance with which requires an Advance that constitutes or would constitute a Nonrecoverable Advance. In no event shall any expense arising from compliance with an Intercreditor Agreement constitute an expense to be borne by the Master Servicer or Special Servicer for its own account without reimbursement. In no event shall the Master Servicer or the Special Servicer be required to consult with or obtain the consent of any Companion Holder, Subordinate Loan-Specific Directing Certificateholder or a mezzanine lender unless such Companion Holder, Subordinate Loan-Specific Directing Certificateholder or mezzanine lender has delivered notice of its identity and contact information to each of the parties to this Agreement (upon which notice each of the parties to this Agreement shall be conclusively entitled to rely). As of the Closing Date, the contact information for the Companion Holders and mezzanine lenders is as set forth in the related Intercreditor Agreement. The Certificate Administrator shall, upon request, deliver contact information to the Master Servicer and Special Servicer for holders of the Class [LOAN-SPECIFIC] Certificates. In no event shall the Master Servicer or the Special Servicer, as applicable, be required to consult with or obtain the consent of a new Directing Certificateholder, a new Controlling Class Certificateholder or a new Subordinate Loan-Specific Directing Certificateholder unless the Certificate Administrator has delivered notice to the Master Servicer or the Special Servicer, as applicable, as required under Section 3.23(e) or the Master Servicer or Special Servicer, as applicable, have actual knowledge of the identity and contact information of a new Directing Certificateholder, a new Controlling Class Certificateholder or a new Subordinate Loan-Specific Directing Certificateholder.

(c)   No direction or disapproval of the Companion Holders, the Subordinate Loan-Specific Directing Certificateholder or any mezzanine lender shall (a) require or cause the Master Servicer or Special Servicer to violate the terms of a Mortgage Loan or Serviced Companion Loan, applicable law or any provision of this Agreement, including the Master Servicer's or Special Servicer's obligation to act in accordance with the Servicing Standard and to maintain the REMIC status of each Trust REMIC and the grantor trust status of the Grantor Trust, (b) result in the imposition of a "prohibited transaction" or "prohibited contribution" tax under the REMIC Provisions or (c) materially expand the scope of the Special Servicer's, Trustee's, the Certificate Administrator's or the Master Servicer's responsibilities under this Agreement.

(d)   With respect to any Serviced Pari Passu Companion Loan, notwithstanding any rights the Operating Advisor or the Directing Certificateholder hereunder may have to consult with respect to any action or other matter with respect to the servicing of such Companion Loan, to the extent the related Intercreditor Agreement provides that such right is exercisable by the related Companion Holder or is exercisable in conjunction with any related Companion Holder, the Directing Certificateholder shall not be permitted to exercise such right or, to the extent provided in the related Intercreditor Agreement, shall be required to exercise such right in conjunction with the related Companion Holder, as applicable (except to the extent that the Directing Certificateholder is the related Serviced Whole Loan Controlling Holder). Additionally, notwithstanding anything in this Agreement to the contrary, the Master Servicer or Special Servicer, as applicable, shall consult, seek the approval or obtain the consent of the

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holder of any Serviced Companion Loan with respect to any matters with respect to the servicing of such Companion Loan to the extent required under related Intercreditor Agreement and shall not take such actions requiring consent of the related Companion Holder without such consent. In addition, notwithstanding anything to the contrary, the Master Servicer or Special Servicer, as applicable, shall deliver reports and notices to the related Companion Holder as required under the Intercreditor Agreement.

(e)   Notwithstanding anything in this Agreement to the contrary, the Special Servicer shall be required (i) to provide copies of any notice, information and report that it is required to provide to the Controlling Class Certificateholder pursuant to this Agreement with respect to any Major Decisions or the implementation of any recommended actions outlined in an Asset Status Report relating to a Serviced Whole Loan, to the related Companion Holder, within the same time frame it is required to provide to the Controlling Class Certificateholder (for this purpose, without regard to whether such items are actually required to be provided to the Controlling Class Certificateholder under this Agreement due to the occurrence of a Control Termination Event or a Consultation Termination Event) and (ii) to consult with any related Companion Holder on a strictly non-binding basis, to the extent having received such notices, information and reports, such related Companion Holder requests consultation with respect to any such Major Decisions or the implementation of any recommended actions outlined in an Asset Status Report relating to a Serviced Whole Loan, and consider alternative actions recommended by such related Companion Holder; provided that after the expiration of a period of ten (10) Business Days from the delivery to such related Companion Holder by the Special Servicer of written notice of a proposed action, together with copies of the notice, information and report required to be provided to the Controlling Class Certificateholder, the Special Servicer shall no longer be obligated to consult with such related Companion Holder, whether or not such related Companion Holder has responded within such ten (10) Business Day period (unless, the Special Servicer proposes a new course of action that is materially different from the action previously proposed, in which case such ten (10) Business Day period shall be deemed to begin anew from the date of such proposal and delivery of all information relating thereto). Notwithstanding the consultation rights of the related Companion Holder set forth in the immediately preceding sentence, the Special Servicer may make any Major Decision or take any action set forth in the Asset Status Report before the expiration of the aforementioned ten (10) Business Day period if the Special Servicer determines that immediate action with respect thereto is necessary to protect the interests of the Certificateholders and the related Companion Holder. In no event shall the Special Servicer be obligated at any time to follow or take any alternative actions recommended by the related Companion Holder.

(f)   In addition to the consultation rights of the holder of a Serviced Pari Passu Companion Loan provided in the immediately preceding paragraph, such Companion Holder shall have the right to attend (in person or telephonically, in the discretion of the Master Servicer or Special Servicer, as applicable) annual meetings with the Master Servicer or the Special Servicer at the offices of the Master Servicer or Special Servicer, as applicable, upon reasonable notice and at times reasonably acceptable to the Master Servicer or Special Servicer, as applicable, in which servicing issues related to the related Whole Loan are discussed.

(g)   With respect to any Serviced Whole Loan, the Special Servicer shall not modify, waive or amend the terms of the related Intercreditor Agreement such that the monthly

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remittance to the holder of the related Companion Loan is required earlier than 2 Business Days after receipt by the Master Servicer of the related Periodic Payment without the consent of the Master Servicer.

Section 3.25 <u>Rating Agency Confirmation</u>. (a) Notwithstanding the terms of any related Mortgage Loan documents or Trust Subordinate Companion Loan documents or other provisions of this Agreement, if any action under any Mortgage Loan documents or Trust Subordinate Companion Loan documents or this Agreement requires Rating Agency Confirmation as a condition precedent to such action, if the party (the "<u>RAC Requesting Party</u>") required to obtain such Rating Agency Confirmation from each Rating Agency has made a request to any Rating Agency for such Rating Agency Confirmation and, within ten (10) Business Days of the Rating Agency Confirmation request being posted to the 17g-5 Information Provider's Website, such Rating Agency has not replied to such request or has responded in a manner that indicates that such Rating Agency is neither reviewing such request nor waiving the requirement for Rating Agency Confirmation, then such RAC Requesting Party shall be required to confirm (through direct communication and not by posting any confirmation on the 17g-5 Information Provider's Website) that the applicable Rating Agency has received the Rating Agency Confirmation request, and, if it has, promptly request the related Rating Agency Confirmation again. The circumstances described in the preceding sentence are referred to in this Agreement as a "<u>RAC No-Response Scenario</u>."

If there is no response to such Rating Agency Confirmation request within five (5) Business Days of such second request in a RAC No-Response Scenario or if such Rating Agency has responded in a manner that indicates such Rating Agency is neither reviewing such request nor waiving the requirement for Rating Agency Confirmation, then (x) with respect to any condition in any Mortgage Loan or Trust Subordinate Companion Loan document requiring such Rating Agency Confirmation or with respect to any other matter under this Agreement relating to the servicing of the Mortgage Loans and the Trust Subordinate Companion Loan (other than as set forth in <u>clause (y)</u> below), the requirement to obtain a Rating Agency Confirmation shall be deemed not to apply (as if such requirement did not exist) with respect to such Rating Agency and the Master Servicer or the Special Servicer, as the case may be, may then take such action if the Master Servicer or the Special Servicer, as applicable, confirms its original determination (made prior to making such request) that taking the action with respect to which it requested the Rating Agency Confirmation would still be consistent with the Servicing Standard, and (y) with respect to a replacement of the Master Servicer or Special Servicer, such condition shall be deemed not to apply (as if such requirement did not exist) if (i) [RA1] has not cited servicing concerns of the applicable replacement as the sole or a material factor in such rating action or any qualification, downgrade or withdrawal of the ratings (or placement on "watch status" in contemplation of a rating downgrade or withdrawal) of securities in a transaction serviced by the applicable replacement master servicer or special servicer prior to the time of determination, if [RA1] is the non-responding Rating Agency, (ii) the applicable replacement master servicer or special servicer is rated at least "[___]" (in the case of the master servicer) or "[___]" (in the case of the special servicer), if [RA2] is the non-responding Rating Agency or (iii) [RA3] has not cited servicing concerns of the applicable replacement master servicer or special servicer as the sole or a material factor in any qualification, downgrade or withdrawal of the ratings (or placement on "watch status" in contemplation of a rating downgrade or withdrawal) of securities in any other commercial mortgage-backed securitization transaction serviced by the applicable replacement master servicer or special servicer prior to the time of determination, if [RA3] is the non-responding Rating Agency.

Any Rating Agency Confirmation request made by the Master Servicer, Special Servicer, Certificate Administrator or Trustee, as applicable, pursuant to this Agreement, shall be made in writing, which writing shall contain a cover page indicating the nature of the Rating Agency Confirmation request, and shall contain all back-up material necessary for the Rating Agency to process such request. Such written Rating Agency Confirmation request shall be provided in electronic format to the 17g-5 Information Provider, and the 17g-5 Information Provider shall post such request on the 17g-5 Information Provider's Website in accordance with Section 3.13(c).

Promptly following the Master Servicer's or Special Servicer's determination to take any action discussed in this Section 3.25(a) following any requirement to obtain a Rating Agency Confirmation being deemed not to apply (as if such requirement did not exist), the Master Servicer or Special Servicer, as applicable, shall provide electronic written notice to the 17g-5 Information Provider of the action taken for the particular item at such time, and the 17g-5 Information Provider shall promptly post such notice on the 17g-5 Information Provider's Website in accordance with Section 3.13(c).

(b)   Notwithstanding anything to the contrary in this Section 3.25, for purposes of the provisions of any Mortgage Loan document or Trust Subordinate Companion Loan document relating to defeasance (including without limitation the type of collateral acceptable for use as defeasance collateral) or release or substitution of any collateral, any Rating Agency Confirmation requirement in the Mortgage Loan documents or Trust Subordinate Companion Loan documents for which the Master Servicer or Special Servicer would have been permitted to waive obtaining such Rating Agency Confirmation pursuant to Section 3.25(a) shall be deemed not to apply (as if such requirement did not exist).

(c)   For all other matters or actions not specifically discussed in Section 3.25(a) above, the applicable RAC Requesting Party shall deliver Rating Agency Confirmation from each Rating Agency.

Section 3.26   The Operating Advisor. (a) The Operating Advisor shall promptly review (i) all information made available to Privileged Persons on the Certificate Administrator's Website (A) that relates to any Specially Serviced Mortgage Loan, and (B) that is contained in the CREFC® Servicer Watch List prepared by the Master Servicer and (ii) each Final Asset Status Report delivered to the Operating Advisor by the Special Servicer.

(b)   The Operating Advisor and its Affiliates will be obligated to keep confidential any Privileged Information received from the Special Servicer or Directing Certificateholder in connection with the Directing Certificateholder's exercise of its rights under this Agreement (including, without limitation, in connection with the review and/or approval of any Asset Status Report), subject to any law, rule, regulation, order, judgment or decree requiring the disclosure of such Privileged Information.

(c)   (i) After the occurrence and during the continuance of a [Control Termination Event [APPLICABLE TO OFFERINGS OTHER THAN OFFERINGS CLOSING ON OR AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST] [Operating Advisor Consultation Event [APPLICABLE TO OFFERINGS CLOSING ON OR AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST], based on the Operating Advisor's review of any assessment of compliance report, attestation report, Asset Status Report and other information delivered to the Operating Advisor by the Special Servicer [or made available to the Operating Advisor on the Certificate Administrator's Website] [APPLICABLE TO OFFERINGS CLOSING ON OR AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST], including each Asset Status Report delivered during the prior calendar year, the Operating Advisor shall (if any Mortgage Loans (or Trust Subordinate Companion Loan, if applicable) were Specially Serviced Mortgage Loans during the prior calendar year) deliver to the Certificate Administrator and the 17g-5 Information Provider within one hundred-twenty (120) days of the end of the prior calendar year [for which a Control Termination Event was continuing as of December 31][EXCLUDE FOR TRANSACTIONS THAT CLOSE ON OR AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST], an annual report (the "Operating Advisor Annual Report"), substantially in the form of Exhibit V (which form may be modified or altered as to either its organization or content by the Operating Advisor, subject to compliance of such form with the terms and provisions of this Agreement including, without limitation, provisions herein relating to Privileged Information; provided, however, that in no event shall the information or any other content included in the Operating Advisor Annual Report contravene any provision of this Agreement), setting forth [the Operating Advisor's assessment of the Special Servicer's performance of its duties under this Agreement during the prior calendar year on a "platform-level basis" with respect to the resolution and liquidation of Specially Serviced Mortgage Loans that the Special Servicer is responsible for servicing under this Agreement][FOR TRANSACTIONS THAT CLOSE ON OR AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST THE PRIOR LANGUAGE WILL BE UPDATED TO REFLECT ANY CHANGES NEGOTIATED WITH THE OPERATING ADVISOR SO THAT THE SCOPE OF THE OPERATING ADVISOR'S REVIEW WILL SATISFY APPLICABLE RISK RETENTION REGULATIONS]; provided, further, however, that in the event the Special Servicer is replaced, the Operating Advisor Annual Report shall only relate to the special servicer that was acting as Special Servicer as of December 31 in the prior calendar year and is continuing in such capacity through the date of such Operating Advisor Annual Report. [Notwithstanding the foregoing, with respect to any Serviced AB Whole Loan or Trust AB Whole Loan, no Operating Advisor Annual Report will be permitted to include an assessment of the Special Servicer's performance in respect of such Serviced AB Whole Loan or Trust AB Whole Loan until after the occurrence and during the continuance of an AB Control Appraisal Period under the related Intercreditor Agreement.][EXCLUDE FOR TRANSACTIONS THAT CLOSE ON OR AFTER DECEMBER 24, 2016 THAT SATISFY

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RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST] Subject to the restrictions in this Agreement, including, without limitation, Section 3.26(d) hereof, each such Operating Advisor Annual Report shall [(A) identify any material deviations (i) from the Servicing Standard and (ii) from the Special Servicer's obligations under this Agreement with respect to the resolution or liquidation of Specially Serviced Mortgage Loans or REO Properties that the Special Servicer is responsible for servicing under this Agreement (other than with respect to any REO Property related to a Non-Serviced Mortgage Loan) and (B) comply with all of the confidentiality requirements described in this Agreement regarding Privileged Information (subject to any permitted exceptions).]][FOR TRANSACTIONS THAT CLOSE ON OR AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST THE PRIOR LANGUAGE WILL BE UPDATED TO REFLECT ANY CHANGES NEGOTIATED WITH THE OPERATING ADVISOR SO THAT THE SCOPE OF THE OPERATING ADVISOR'S REVIEWER WILL SATISFY APPLICABLE RISK RETENTION REGULATIONS] Such Operating Advisor Annual Report shall be delivered to the Certificate Administrator (which shall promptly post such Operating Advisor Annual Report on the Certificate Administrator's Website in accordance with Section 3.13(b)) and the 17g-5 Information Provider (which shall promptly post such Operating Advisor Annual Report on the 17g-5 Information Provider's Website in accordance with Section 3.13(c)); provided, however, that the Special Servicer shall be given an opportunity to review the Operating Advisor Annual Report at least five (5) Business Days prior to its delivery to the Certificate Administrator and the 17g-5 Information Provider. The Operating Advisor shall have no obligation to adopt any comments to the Operating Advisor Annual Report that are provided by the Special Servicer. [Only as used in this Section 3.26 in connection with the Operating Advisor Annual Report, the term "platform-level basis" refers to the Special Servicer's performance of its duties as they relate to the resolution and liquidation of Specially Serviced Mortgage Loans, taking into account the Special Servicer's specific duties under this Agreement as well as the extent to which those duties were performed in accordance with the Servicing Standard, with reasonable consideration by the Operating Advisor of any assessment of compliance report, attestation report, Asset Status Report and other information delivered to the Operating Advisor by the Special Servicer (other than any communications between the Directing Certificateholder and the Special Servicer that would be Privileged Information) pursuant to this Agreement.][FOR TRANSACTIONS THAT CLOSE ON OR AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST THE PRIOR LANGUAGE WILL BE UPDATED TO REFLECT ANY CHANGES NEGOTIATED WITH THE OPERATING ADVISOR SO THAT THE SCOPE OF THE OPERATING ADVISOR'S REVIEW WILL SATISFY APPLICABLE RISK RETENTION REGULATIONS]

(ii)   In the event the Operating Advisor's ability to perform its obligations in respect of the Operating Advisor Annual Report is limited or prohibited due to the failure of a party hereto to timely deliver information required to be delivered to the Operating Advisor or because such information is inaccurate or incomplete, the Operating Advisor shall set forth such limitations or prohibitions in the related Operating Advisor Annual Report. The Operating Advisor shall be entitled to rely on the accuracy and completeness of any information it is provided without liability for any such reliance hereunder.

(d)   [Prior to the occurrence and continuance of a Control Termination Event (or, with respect to a Serviced AB Whole Loan or Trust AB Whole Loan, prior to the occurrence and continuance of both a Control Termination Event and a related AB Control Appraisal Period), the Special Servicer will forward any Appraisal Reduction Amount and net present value calculations used in the Special Servicer's determination of what course of action to take in connection with the workout or liquidation of a Specially Serviced Mortgage Loan to the Operating Advisor after such calculations have been finalized. The Operating Advisor shall review such calculations but shall not opine on or take any affirmative action with respect to such Appraisal Reduction Amount calculations and/or net present value calculations.][EXCLUDE FOR TRANSACTIONS THAT CLOSE ON OR AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST]

(e)   (i) [After the occurrence and during the continuance of a Control Termination Event, and with respect to any Serviced AB Whole Loan or Trust AB Whole Loan, after the occurrence and during the continuance of both a Control Termination Event and an AB Control Appraisal Period][EXCLUDE FOR TRANSACTIONS THAT CLOSE ON OR AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST], after the calculation but prior to the utilization by the Special Servicer of any of the calculations related to (i) Appraisal Reduction Amounts or (ii) net present value in accordance with Section 1.02(iv), the Special Servicer shall forward such calculations, together with any supporting material or additional information necessary in support thereof (including such additional information reasonably requested by the Operating Advisor to confirm the mathematical accuracy of such calculations, but not including any Privileged Communications), to the Operating Advisor promptly, but in any event no later than two (2) Business Days after preparing such calculations, and the Operating Advisor shall promptly, but no later than three (3) Business Days after receipt of such calculations and any supporting or additional materials, recalculate and verify the accuracy of the mathematical calculations and the corresponding application of the non-discretionary portion of the applicable formulas required to be utilized in connection with any such calculation.

(ii)   In connection with this Section 3.26(e), in the event the Operating Advisor does not agree with the mathematical calculations of the Appraisal Reduction Amount (as calculated by the Special Servicer) or net present value or the application of the applicable non-discretionary portions of the formula required to be utilized for such calculation, the Operating Advisor and Special Servicer shall consult with each other in order to resolve any inaccuracy in the mathematical calculations or the application of the non-discretionary portions of the related formula in arriving at those mathematical calculations or any disagreement within five (5) Business Days of delivery of such calculations. The Master Servicer shall cooperate with the Special Servicer and provide any information reasonably requested by the Special Servicer necessary for the calculation of the Appraisal Reduction Amount that is in the Master Servicer's possession or reasonably obtainable by the Master Servicer. In the event the Operating Advisor and Special Servicer are not able to resolve such inaccuracies or disagreement prior to the end of such five (5) Business Day period, the Special Servicer shall promptly notify the

Certificate Administrator of such disagreement and the Certificate Administrator shall determine which calculation is to apply.

(iii)   Notwithstanding the foregoing, the consultation duties of the Operating Advisor set forth in this Agreement shall not be permitted to be exercised by the Operating Advisor with respect to any Serviced AB Whole Loan or Trust AB Whole Loan until after the occurrence and during the continuance of [both a Control Termination Event and a related AB Control Appraisal Period][EXCLUDE FOR TRANSACTIONS THAT CLOSE ON OR AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST] a related AB Control Appraisal Period.

(f)   Notwithstanding the foregoing, the Operating Advisor shall have no specific involvement with respect to collateral substitutions, assignments, workouts, modifications, consents, waivers, insurance policies, mortgagor substitutions, lease changes or other similar actions that the Special Servicer may perform under this Agreement.

(g)   The Operating Advisor and its Affiliates shall keep all Privileged Information confidential and shall not disclose such information to any other Person (including any Certificateholders which are not then included in the Control Eligible Certificates), other than any party hereto, to the extent expressly set forth herein, and the Operating Advisor shall not, without the prior written consent of the Special Servicer, disclose any Privileged Information to any other Person, except to the extent that (i) such Privileged Information becomes generally available and known to the public other than as a result of a disclosure directly or indirectly by such parties, (ii) it is reasonable and necessary for such parties to do so in working with legal counsel, auditors, taxing authorities or other governmental agencies, (iii) such Privileged Information was already known to such party and otherwise not subject to a confidentiality obligation or (iv) such disclosure is required pursuant to any law, rule, regulation, order, judgment or decree requiring the disclosure of such Privileged Information, as evidenced by an Opinion of Counsel (which shall be an expense of the Trust) delivered to the Master Servicer, the Operating Advisor, the Certificate Administrator, the Special Servicer, the Directing Certificateholder and the Trustee. Notwithstanding the foregoing, the Operating Advisor shall be permitted to share Privileged Information with its affiliates and any subcontractors of the Operating Advisor that agree in writing to be bound by the same confidentiality provisions applicable to the Operating Advisor.

(h)   Subject to the requirements of confidentiality imposed on the Operating Advisor herein (including without limitation in respect of Privileged Information), the Operating Advisor shall respond to Inquiries proposed by Privileged Persons from time to time in accordance with the terms of Section 4.07(a).

(i)   As compensation for its activities hereunder, the Operating Advisor shall be entitled to receive the Operating Advisor Fee on each Distribution Date with respect to each Mortgage Loan (including the Serviced Mortgage Loans and the Non-Serviced Mortgage Loans but not any Companion Loan), each REO Loan and Trust Subordinate Companion Loan. As to each Mortgage Loan, each REO Loan and Trust Subordinate Companion Loan, the Operating

Advisor Fee shall accrue from time to time at the Operating Advisor Fee Rate and shall be computed on the basis of the Stated Principal Balance of such Mortgage Loan, REO Loan or Trust Subordinate Companion Loan, as the case may be, and in the same manner as interest is calculated on the related Mortgage Loan, REO Loan or Trust Subordinate Companion Loan, as the case may be, and, in connection with any partial month interest payment, for the same period respecting which any related interest payment due on the related Mortgage Loan or Trust Subordinate Companion Loan or deemed to be due on such REO Loan is computed.

The Operating Advisor shall be entitled to reimbursement of any Operating Advisor Expenses provided for pursuant to Section 6.04(a) and/or 6.04(b) hereof, such amounts to be reimbursed from amounts on deposit in the Collection Account as provided by Section 3.05(a). Each successor Operating Advisor shall be required to acknowledge and agree to the terms of the preceding sentence.

In addition, the Operating Advisor Consulting Fee shall be payable to the Operating Advisor with respect to each Major Decision for which the Operating Advisor has consultation obligations hereunder. The Operating Advisor Consulting Fee shall be payable from funds on deposit in the Collection Account as provided in Section 3.05(a)(ii) of this Agreement, but only to the extent such Operating Advisor Consulting Fee is actually received from the related Mortgagor. When the Operating Advisor has consultation obligations with respect to a Major Decision under this Agreement, the Master Servicer or the Special Servicer, as applicable, shall use commercially reasonable efforts consistent with the Servicing Standard to collect the applicable Operating Advisor Consulting Fee from the related Mortgagor in connection with such Major Decision, but only to the extent not prohibited by the related Mortgage Loan or Trust Subordinate Companion Loan documents. The Master Servicer or Special Servicer, as applicable, may waive or reduce the amount of any Operating Advisor Consulting Fee payable by the related Mortgagor if it determines that such full or partial waiver is in accordance with the Servicing Standard, but in no event shall the Master Servicer or the Special Servicer take any enforcement action with respect to the collection of such Operating Advisor Consulting Fee other than requests for collection; provided that the Master Servicer or the Special Servicer, as applicable, shall consult, on a non-binding basis, with the Operating Advisor prior to any such waiver or reduction. Notwithstanding the foregoing, the Operating Advisor will have no obligations or consultation rights with respect to: (i) any Non-Serviced Whole Loan or any related REO Property or (ii) with respect to any AB Mortgage Loan, prior to the occurrence and continuance of [both] an AB Control Appraisal Period [and a Control Termination Event]; provided further, that the Operating Advisor shall not be entitled to an Operating Advisor Consulting Fee with respect to any Non-Serviced Whole Loan.

(j)   After the occurrence of a Consultation Termination Event, the Operating Advisor may be removed upon (i) the written direction of Holders of Certificates evidencing not less than [25]% of the aggregate Certificate Balance of all Classes of Principal Balance Certificates (taking into account the application of Appraisal Reduction Amounts to notionally reduce the Certificate Balances of Classes to which such Appraisal Reduction Amounts are allocable) requesting a vote to replace the Operating Advisor with a replacement Operating Advisor selected by such Certificateholders (provided that the proposed replacement Operating Advisor is an Eligible Operating Advisor), (ii) payment by such requesting Holders to the Certificate Administrator of all reasonable fees and expenses to be incurred by the Certificate

Administrator in connection with administering such vote and (iii) receipt by the Trustee and the Certificate Administrator of Rating Agency Confirmation from each Rating Agency (which confirmations will be obtained by the Certificate Administrator at the expense of such Holders and will not constitute an additional expense of the Trust). The Certificate Administrator shall promptly provide written notice to all Certificateholders of such request by posting such notice on the Certificate Administrator's Website in accordance with Section 3.13(b), and concurrently by mail, and conduct the solicitation of votes of all Certificates in such regard. Upon the vote or written direction of Holders of at least 75% of the aggregate Certificate Balance of all Classes of Principal Balance Certificates (taking into account the application of Appraisal Reduction Amounts to notionally reduce the Certificate Balances of Classes to which such Appraisal Reduction Amounts are allocable), the Trustee shall immediately replace the Operating Advisor with the replacement Operating Advisor.

(k)   After the occurrence of an Operating Advisor Termination Event, the Trustee may, and upon the written direction of Certificateholders representing at least 25% of the Voting Rights (taking into account the application of any Appraisal Reduction Amounts to notionally reduce the Certificate Balance of the Classes of Certificates), the Trustee shall promptly terminate the Operating Advisor for cause and appoint a replacement Operating Advisor that is an Eligible Operating Advisor; provided, that no such termination shall be effective until a successor Operating Advisor has been appointed and has assumed all of the obligations of the Operating Advisor under this Agreement. The Trustee may rely on a certification by the replacement Operating Advisor that it meets such criteria. Upon any termination of the Operating Advisor and appointment of a successor to the Operating Advisor, the Trustee will, as soon as possible, be required to give written notice of the termination and appointment to the Special Servicer, the Master Servicer, the Certificate Administrator, the 17g-5 Information Provider, the Depositor, the Directing Certificateholder (but only if no [Control Termination Event][Operating Advisor Consultation Event] or Consultation Termination Event has occurred) and the Certificateholders.

(l)   [The holders of certificates representing at least [__]% of the Voting Rights affected by any Operating Advisor Termination Event hereunder may waive such Operating Advisor Termination Event within twenty (20) days of the receipt of notice from the certificate administrator of the occurrence of such Operating Advisor Termination Event. Upon any such waiver of an Operating Advisor Termination Event, such Operating Advisor Termination Event shall cease to exist and shall be deemed to have been remedied for every purpose hereunder. Upon any such waiver of an Operating Advisor Termination Event by certificateholders, the trustee and the certificate administrator will be entitled to recover all costs and expenses incurred by it in connection with enforcement action taken with respect to such Operating Advisor Termination Event prior to such waiver from the Trust.]

(m)   Prior to the occurrence and continuance of a Control Termination Event, the Directing Certificateholder shall have the right to consent, such consent not to be unreasonably withheld, conditioned or delayed, to the identity of any replacement Operating Advisor appointed pursuant to this Section 3.26; *provided*, *further*, that such consent will be deemed to have been granted if no objection is made within ten (10) Business Days following the Directing Certificateholder's receipt of the request for consent and, if granted or deemed granted, such consent cannot thereafter be revoked or withdrawn.

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(n)   The Operating Advisor may resign from its obligations and duties hereby imposed on it (a) upon thirty (30) days prior written notice to the Depositor, the Master Servicer, the Special Servicer, the Trustee, the Certificate Administrator, the Asset Representations Reviewer and the Directing Certificateholder, if applicable, and (b) upon the appointment of, and the acceptance of such appointment by, a successor Operating Advisor that is an Eligible Operating Advisor and receipt by the Trustee of Rating Agency Confirmation from each Rating Agency.   No such resignation by the Operating Advisor shall become effective until the replacement Operating Advisor shall have assumed the resigning Operating Advisor's responsibilities and obligations.   The resigning Operating Advisor shall pay all costs and expenses (including costs and expenses incurred by the Trustee and the Certificate Administrator) associated with a transfer of its duties pursuant to this Section 3.26.

(o)   [In the event there are no Classes of Certificates outstanding other than the Control Eligible Certificates and the Class [R] Certificates, then all of the rights and obligations of the Operating Advisor shall terminate without payment of any termination fee (other than any rights or obligations that accrued prior to the date of such termination (including accrued and unpaid compensation) and other than indemnification rights arising out of events occurring prior to such termination). In connection with any termination pursuant to this Section 3.26(o), no successor Operating Advisor shall be appointed. Upon receipt of written notice of such acts by a Responsible Officer of the Trustee, the Trustee shall provide the Operating Advisor with prompt notice   upon   its   termination   pursuant   to   this   Section 3.26(o).][EXCLUDE   FOR TRANSACTIONS THAT CLOSE ON OR AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST]

(p)   In the event the Operating Advisor resigns or is otherwise terminated for any reason it shall remain entitled to any accrued and unpaid Operating Advisor Fees and Operating Advisor Consulting Fees and reimbursement of accrued and unpaid Operating Advisor Expenses pursuant to Section 3.26(i) and shall also remain entitled to any rights of indemnification provided hereunder.

(q)   The parties hereto agree, and the Certificateholders by their acceptance of their Certificates shall be deemed to have agreed, that (i) subject to Section 6.04, the Operating Advisor shall have no liability to any Certificateholder for any actions taken or for refraining from taking any actions under this Agreement, (ii) the Operating Advisor shall act solely as a contracting party to the extent set forth in this Agreement, (iii) the Operating Advisor shall have no (A) fiduciary duty, or (B) other duty except with respect to its specific obligations under this Agreement, and shall have no duty to any particular class of Certificates or particular Certificateholders, and (iv) the Operating Advisor does not constitute an "investment adviser" within the meaning of the Investment Advisers Act of 1940, as amended.

(r)   The Operating Advisor shall not make any investment in any Class of Certificates; provided, however, that such prohibition shall not apply to (i) riskless principal transactions effected by a broker-dealer Affiliate of the Operating Advisor or (ii) investments by an Affiliate of the Operating Advisor if the Operating Advisor and such Affiliate maintain policies and procedures that (A) segregate personnel involved in the activities of the Operating Advisor under this Agreement from personnel involved in such Affiliate's investment activities

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and (B) prevent such Affiliate and its personnel from gaining access to information regarding the Trust and the Operating Advisor and its personnel from gaining access to such Affiliate's information regarding its investment activities.

Section 3.27   Companion Paying Agent.   (a)   With respect to each of the Serviced Companion Loans, the Master Servicer shall be the Companion Paying Agent hereunder. The Companion Paying Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement.

(b)   No provision of this Agreement shall be construed to relieve the Companion Paying Agent from liability for its negligent failure to act, bad faith or its own willful misfeasance; provided, however, that the duties and obligations of the Companion Paying Agent shall be determined solely by the express provisions of this Agreement. The Companion Paying Agent shall not be liable except for the performance of such duties and obligations, no implied covenants or obligations shall be read into this Agreement against the Companion Paying Agent. In the absence of bad faith on the part of the Companion Paying Agent, the Companion Paying Agent may conclusively rely, as to the truth and correctness of the statements or conclusions expressed therein, upon any resolutions, certificates, statements, opinions, reports, documents, orders or other instrument furnished to the Companion Paying Agent by any Person and which on their face do not contradict the requirements of this Agreement.

(c)   In the case of each of the Serviced Companion Loans, upon the resignation or removal of the Master Servicer pursuant to Article VII of this Agreement, the Master Servicer, as the Companion Paying Agent, shall be deemed simultaneously to resign or be removed.

(d)   This Section 3.27 shall survive the termination of this Agreement or the resignation or removal of the Companion Paying Agent, as regards to rights accrued prior to such resignation or removal.

Section 3.28   Companion Register.   The Companion Paying Agent shall maintain a register (the "Companion Register") with respect to each Serviced Companion Loan on which it will record the names and address of, and wire transfer instructions for, the Companion Holders from time to time, to the extent such information is provided in writing to it by each Companion Holder. The initial Companion Holders, along with their respective name and address, are listed on Exhibit S hereto. In the event a Companion Holder transfers a Companion Loan without notice to the Companion Paying Agent, the Companion Paying Agent shall have no liability for any misdirected payment in such Companion Loan and shall have no obligation to recover and redirect such payment.

The Companion Paying Agent shall promptly provide the name and address of the Companion Holder to any party hereto or any successor Companion Holder upon written request and any such Person may, without further investigation, conclusively rely upon such information. The Companion Paying Agent shall have no liability to any Person for the provision of any such name and address.

For the avoidance of doubt, any notices or information required to be delivered pursuant to this Agreement by any party hereto to a Companion Holder with respect to a Companion Loan that has been included in an Other Securitization shall be provided to the Other Servicer under the Other Pooling and Servicing Agreement.

Section 3.29 <u>Certain Matters Relating to the Non-Serviced Mortgage Loan</u>. (a) In the event that any of the applicable Non-Serviced Trustee, the applicable Non-Serviced Master Servicer or the applicable Non-Serviced Special Servicer shall be replaced in accordance with the terms of the applicable Non-Serviced Pooling Agreement, the Master Servicer and the Special Servicer shall acknowledge its successor as the successor to the applicable Non-Serviced Trustee, the applicable Non-Serviced Master Servicer or the applicable Non-Serviced Special Servicer, as the case may be.

(b)   If any of the Trustee, the Certificate Administrator or the Master Servicer receives notice from a Rating Agency that the Master Servicer is no longer an "approved" master servicer by any of the Rating Agencies rating the Certificates, then the Trustee, the Certificate Administrator or the Master Servicer, as applicable, shall promptly notify each Non-Serviced Master Servicer of the same.

(c)   In connection with the securitization of each Serviced Pari Passu Companion Loan, (in each case, only while it is a Serviced Companion Loan), upon the request of (and at the expense of) the related Serviced Companion Noteholder (or its designee), each of the Master Servicer, the Special Servicer and the Trustee, as applicable, shall use reasonable efforts to cooperate with such Serviced Companion Noteholder in attempting to cause the related Mortgagor to provide information relating to such Whole Loan and the related notes, and that such holder reasonably determines to be necessary or appropriate, for inclusion in any disclosure document(s) relating to such Other Securitization.

(d)   In connection with the sale of any Non-Serviced Whole Loan by any Non-Serviced Special Servicer, upon receipt of any notices or materials required to be furnished by the Non-Serviced Special Servicer to the holder of the related Non-Serviced Mortgage Loan pursuant to the related Intercreditor Agreement, the Special Servicer shall, prior to the occurrence and continuance of a Control Termination Event, forward such materials to the Directing Certificateholder for its consent, if such consent is required. The Special Servicer may (with the consent of the Directing Certificateholder prior to the occurrence and continuance of a Control Termination Event) waive any timing or delivery requirements related to such sale to the extent set forth in the related Intercreditor Agreement.

(e)   With respect to any Non-Serviced Mortgage Loan, the Directing Certificateholder, prior to the occurrence and continuance of a Control Termination Event, or the Operating Advisor, following the occurrence and during the continuance of a Control Termination Event, shall be entitled to exercise any consultation rights held by the holder of such Mortgage Loan in its capacity as a "Non-Controlling Note Holder" (or similar term identified in the related Intercreditor Agreement) under the related Intercreditor Agreement.

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(f)   With respect to the servicing of each Non-Serviced Mortgage Loan, this Agreement is subject to the related Intercreditor Agreement and incorporates by reference all provisions required to be included herein pursuant to such Intercreditor Agreement.

Section 3.30   Trust Subordinate Companion Loan. (a) With respect to the Trust Subordinate Companion Loan, references to actions being taken for the benefit of the Trust Subordinate Companion Loan or in the best interests of the holders of the Class [LOAN-SPECIFIC] Certificates in this Agreement shall be deemed to be taken (and subject to the same considerations) also for the benefit of, or to be taken in the best interests of, the Holders of the Class [LOAN-SPECIFIC] Certificates, as beneficial owners of the Trust Subordinate Companion Loan.

(b)   Any notices, reports or other information related to the Trust Subordinate Companion Loan required to be delivered by a party under this Agreement or the related Intercreditor Agreement to the holders of the Class [LOAN-SPECIFIC] Certificates or the holders of the Trust Subordinate Companion Loan shall be delivered (in lieu of delivery to such holders) to the Subordinate Loan-Specific Directing Certificateholder by such party within the same time periods as such notices, reports or other information are required to be delivered to the holder of the Trust Subordinate Companion Loan.

(c)   Any consents required to be obtained from the holder of a Trust Subordinate Companion Loan under this Agreement or the related Intercreditor Agreement or any obligation under this Agreement or the related Intercreditor Agreement of the Master Servicer or Special Servicer or other party to this Agreement to consult with or obtain the consent of or follow the direction of the holder of the Trust Subordinate Companion Loan shall instead be deemed to require such Person to consult with, obtain the consent of or follow the direction of the Subordinate Loan-Specific Directing Certificateholder.

(d)   Any rights exercisable by the holder of the Trust Subordinate Companion Loan under this Agreement or the related Intercreditor Agreement with respect to the exercise of any right to replace the Special Servicer with respect to the Trust AB Whole Loan, cure rights, rights to post "threshold collateral" or purchase option rights shall be exercisable by the Subordinate Loan-Specific Directing Certificateholder and any amounts payable, or actions required to be taken in connection with such exercise, shall be payable from or taken by such Subordinate Loan-Specific Directing Certificateholder, as applicable. In addition, subject to the foregoing and applicable REMIC Provisions, the Subordinate Loan-Specific Directing Certificateholder may direct the Master Servicer or Special Servicer, on behalf of the Trustee (as holder of the Trust Subordinate Companion Loan) and the holders of the Class [LOAN-SPECIFIC] Certificates to implement the [Junior Noteholder]'s (as defined in the related Intercreditor Agreement) exercise of any rights, to the extent that the [Junior Noteholder] is entitled to such rights under the related Intercreditor Agreement. For the avoidance of doubt, in no event shall the Master Servicer or the Special Servicer be required to advance any cure payment or purchase price due under the related Intercreditor Agreement.

(e)   Prior to the Special Servicer (i) obtaining the consent of, or consulting with the Subordinate Loan-Specific Directing Certificateholder to the extent provided for under the related Intercreditor Agreement, (ii) delivering any Asset Status Report to the Subordinate

Loan-Specific Directing Certificateholder, (iii) permitting the exercise of any cure rights in accordance with the related Intercreditor Agreement, or (iv) permitting the Subordinate Loan-Specific Directing Certificateholder to exercise any purchase option under the related Intercreditor Agreement, the Subordinate Loan-Specific Directing Certificateholder shall have delivered to the Special Servicer an officer's certificate in form and substance acceptable to the Special Servicer (with a copy to the Master Servicer), as applicable, stating such party is not the related Mortgagor or an affiliate of the related Mortgagor or acting on behalf of the related Mortgagor or one or more of its Affiliates.

(f)   Subject to Section 3.01(o), at any time the Trust AB Mortgage Loan is not part of the Trust, the Master Servicer or Special Servicer shall have no obligation to service the related Mortgage Loan and shall solely service the Trust Subordinate Companion Loan until the Trust Subordinate Companion Loan is removed from the Trust pursuant to Section 3.30(g) and shall have no obligation to make any Advance with respect to the Trust Subordinate Companion Loan.

(g)   Within two (2) Business Days following the removal of the Trust AB Mortgage Loan from the Trust as a result of the sale of such Trust AB Mortgage Loan pursuant to Section 3.18, the Special Servicer shall provide written notice (an "Exchange Election Notice") to the Certificate Administrator who shall notify the Subordinate Loan-Specific Directing Certificateholder that the Holders of all of the Class [LOAN-SPECIFIC] Certificates may unanimously elect to exchange their Certificates for the Trust Subordinate Companion Loan (an "Exchange") by delivery of written notice (an "Acceptance Notice") to the Depositor, Master Servicer, Special Servicer, Certificate Administrator and Trustee within 5 Business Days of receipt of the Exchange Election Notice. In the event an Acceptance Notice is not delivered within such 5 Business Days, the Special Servicer shall use commercially reasonable efforts to sell the Trust Subordinate Companion Loan, for the fair value of such asset. The Holders of such class of Certificates shall pay (from their own funds and not from amounts allocable from any portion of the Trust to such Class of Certificates) all costs and expenses of the Master Servicer, Special Servicer, the Certificate Administrator and Trustee incurred in connection with the Exchange. The Exchange shall be subject to the reasonable procedures established by the Trustee and Certificate Registrar in connection with the Exchange.

Section 3.31   Subordinate Loan-Specific Directing Certificateholder. (a) The Certificateholder(s) holding more than fifty percent (50%) of the Certificate Balance of the Class [LOAN-SPECIFIC] Certificates shall have the right to appoint and replace (for any reason) the Subordinate Loan-Specific Directing Certificateholder.

(b)   The Subordinate Loan-Specific Directing Certificateholder shall not have any liability to the Holders of the Class [LOAN-SPECIFIC] Certificates or any other Certificateholders for any action taken, or for refraining from the taking of any action or the giving of any consent or failure to give any consent in good faith pursuant to this Agreement or errors in judgment. By its acceptance of a Class [LOAN-SPECIFIC] Certificate or other Certificate, each holder of a Class [LOAN-SPECIFIC] Certificate or other Certificate will be deemed to have confirmed its agreement that the Subordinate Loan-Specific Directing Certificateholder may take or refrain from taking actions, or give or refrain from giving any consents, that favor the interests of the appointing Certificateholder(s) over any other holder of such Class of Certificates or other Certificate, and that the Subordinate Loan-Specific Directing Certificateholder may have special relationships and interests that conflict with the interests of other Holders of such Class of Certificates or any other Certificates, will be deemed to have agreed to take no action against any Subordinate Loan-Specific Directing Certificateholder or any of its officers, directors, employees, principals or agents as a result of such special relationships or interests, and that any Subordinate Loan-Specific Directing Certificateholder will not be deemed to have been grossly negligent or reckless, or to have acted in bad faith or engaged in willful misconduct or to have recklessly disregarded any exercise of its rights by reason of its having acted or refrained from acting, or having given any consent or having failed to give any consent, solely in the interests of the Holders of the Class [LOAN-SPECIFIC] Certificates.

(c)   Each Holder of a Class [LOAN-SPECIFIC] Certificate is hereby deemed to have agreed by virtue of its purchase of such a Certificate to provide its name and address to the Certificate Administrator and to notify the Master Servicer, the Certificate Administrator, the Special Servicer and the Operating Advisor of the transfer of any such Certificate by delivering a notice to each such Person substantially in the form of Exhibit OO attached hereto, the selection of a Subordinate Loan-Specific Directing Certificateholder or the resignation or removal thereof.

(d)   With respect to the Trust AB Whole Loan, the Subordinate Loan-Specific Directing Certificateholder shall be entitled, prior to the occurrence and continuance of a related AB Control Appraisal Period, to exercise the rights of the "Controlling Noteholder", as defined in and under the terms of, the related Intercreditor Agreement.

(e)   The Special Servicer shall be responsible for obtaining any consent of the Subordinate Loan-Specific Directing Certificateholder for "Major Decisions" (as defined in the related Intercreditor Agreement) or as otherwise required hereunder or under the terms of any related Intercreditor Agreement.

Section 3.32   Litigation Control. (a) The Special Servicer shall, in accordance with the Servicing Standard, direct, manage, prosecute and/or defend any action brought by a Mortgagor against the Trust (including, without limitation, any action in which both the Trust and the Master Servicer are named) and/or the Special Servicer and represent the interests of the Trust in any litigation relating to the rights and obligations of the Trust, or of the Mortgagor, guarantor or other obligor, in each case under the related Mortgage Loan documents or Trust Subordinate Companion Loan documents, as applicable, or otherwise with respect to the enforcement of the obligations of a Mortgagor, guarantor or other obligor under the related Mortgage Loan documents or Trust Subordinate Companion Loan documents ("Trust-Related Litigation"). In the event that the Master Servicer is named in any Trust-Related Litigation but the Special Servicer is not named in such Trust-Related Litigation (regardless of whether the Trust is named in such Trust-Related Litigation), the Master Servicer shall notify the Special Servicer of such litigation as soon as practicable but in any event no later than within ten (10) Business Days of the Master Servicer receiving service of such Trust-Related Litigation.

(b)   To the extent the Master Servicer is named in Trust-Related Litigation, and neither the Trust nor the Special Servicer is named, in order to effectuate the role of the Special Servicer as contemplated by the immediately preceding subsection, the Master Servicer

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shall (i) provide monthly status reports to the Special Servicer, regarding such Trust-Related Litigation; (ii) seek to have the Trust replace the Master Servicer as the appropriate party to the lawsuit; and (iii) so long as the Master Servicer remains a party to the lawsuit, consult with and act at the direction of the Special Servicer with respect to decisions and resolutions related to the interests of the Trust in such Trust-Related Litigation, including but not limited to the selection of counsel; provided that the Master Servicer shall have the right to engage separate counsel relating to claims against the Master Servicer to the extent set forth in Section 3.32(e); and provided, however, if there are claims against the Master Servicer and the Master Servicer has not determined that separate counsel is required for such claims, such counsel shall be reasonably acceptable to the Master Servicer.

(c)   The Special Servicer shall not (i) undertake any material settlement of any Trust-Related Litigation or (ii) initiate any material Trust-Related Litigation unless and until it has notified in writing the Directing Certificateholder (prior to the occurrence and continuance of a Consultation Termination Event) (to the extent the identity of the Directing Certificateholder is actually known to the Special Servicer; provided that the Special Servicer shall make due inquiry of the Certificate Administrator as to the identity of the Directing Certificateholder) and the related holder of any Serviced Companion Loan (if such matter affects such related Serviced Companion Loan) (to the extent the identity of the holder of such Serviced Companion Loan is actually known to the Special Servicer) and the Directing Certificateholder (prior to the occurrence and continuation of a Control Termination Event) has not objected in writing within five (5) Business Days of having been notified thereof and having been provided with all information that the Directing Certificateholder has reasonably requested with respect thereto promptly following its receipt of the subject notice (it being understood and agreed that if such written objection has not been received by the Special Servicer within such 5-Business Day period, then the Directing Certificateholder shall be deemed to have approved the taking of such action); provided that, if the Special Servicer determines (consistent with the Servicing Standard) that immediate action is necessary to protect the interests of the Certificateholders and, with respect to a Serviced Whole Loan, the related Companion Holders, the Special Servicer may take such action without waiting for the Directing Certificateholder's response.

(d)   Notwithstanding the foregoing, neither the Special Servicer nor the Master Servicer shall follow any advice, direction or consultation provided by the Directing Certificateholder that would require or cause the Special Servicer or the Master Servicer, as applicable, to violate any applicable law, be inconsistent with the Servicing Standard, require or cause the Special Servicer or the Master Servicer, as applicable, to violate provisions of this Agreement, require or cause the Special Servicer or the Master Servicer, as applicable, to violate the terms of any Mortgage Loan, Serviced Whole Loan or Trust AB Whole Loan, expose any Certificateholder or any party to this Agreement or their Affiliates, officers, directors or agents to any claim, suit or liability, cause any REMIC created hereunder to fail to qualify as a REMIC, result in the imposition of a "prohibited transaction" or "prohibited contribution" tax under the REMIC Provisions or materially expand the scope of the Special Servicer's or the Master Servicer's, as applicable, responsibilities under this Agreement.

(e)   Notwithstanding the right of the Special Servicer to represent the interests of the Trust in Trust-Related Litigation, and subject to the rights of the Special Servicer to direct the Master Servicer's actions in this Section 3.32 below, the Master Servicer shall retain the right to make determinations relating to claims against the Master Servicer, including but not limited to the right to engage separate counsel and to appear in any proceeding on its own behalf in the Master Servicer's reasonable discretion, the cost of which shall be subject to indemnification as and to the extent provided in this Agreement.

(f)   Further, nothing in this section shall require the Master Servicer to take or fail to take any action which, in the Master Servicer's good faith and reasonable judgment, may (i) result in a violation of the REMIC Provisions or (ii) subject the Master Servicer to liability or materially expand the scope of the Master Servicer's obligations under this Agreement.

(g)   Notwithstanding the Master Servicer's right to make determinations relating to claims against the Master Servicer, the Special Servicer shall have the right at any time in accordance with the Servicing Standard to (i) direct the Master Servicer to settle any claims asserted against the Master Servicer (whether or not the Trust or the Special Servicer is named in any such claims or Trust-Related Litigation) (and with respect to any material settlements, with the consent or consultation of the Directing Certificateholder prior to a Control Termination Event or Consultation Termination Event, respectively) and (ii) otherwise reasonably direct the actions of the Master Servicer relating to claims against the Master Servicer (whether or not the Trust or the Special Servicer is named in any such claims or Trust-Related Litigation), provided in either case that (A) such settlement or other direction does not require any admission of liability or wrongdoing on the part of the Master Servicer, (B) the cost of such settlement or any resulting judgment is and shall be paid by the Trust and payment of such cost or judgment is provided for in this Agreement, (C) the Master Servicer is and shall be indemnified as and to the extent provided in this Agreement for all costs and expenses of the Master Servicer incurred in defending and settling the Trust-Related Litigation and for any judgment, (D) any such action taken by the Master Servicer at the direction of the Special Servicer shall be deemed (as to the Master Servicer) to be in compliance with the Servicing Standard and (E) the Special Servicer provides the Master Servicer with assurance reasonably satisfactory to the Master Servicer as to the items in clauses (A), (B) and (C).

(h)   In the event both the Master Servicer and the Special Servicer or Trust are named in Trust-Related Litigation, the Master Servicer and the Special Servicer shall cooperate with each other to afford the Master Servicer and the Special Servicer the rights afforded to such party in this Section 3.32.

This Section 3.32 shall not apply in the event the Special Servicer authorizes the Master Servicer, and the Master Servicer agrees (both authority and agreement to be in writing), to make certain decisions or control certain Trust-Related Litigation on behalf of the Trust in accordance with the Servicing Standard.

Notwithstanding the foregoing, (i) in the event that any action, suit, litigation or proceeding names the Trustee in its individual capacity, or in the event that any judgment is rendered against the Trustee in its individual capacity, the Trustee, upon prior written notice to the Master Servicer or the Special Servicer, as applicable, may retain counsel and appear in any such proceeding on its own behalf in order to protect and represent its interests (but not to otherwise direct, manage or prosecute such litigation or claim); (ii) in the event of any action, suit, litigation or proceeding, other than an action, suit, litigation or proceeding relating to the enforcement of the obligations of a Mortgagor, guarantor or other obligor under the related Mortgage Loan documents or Trust Subordinate Companion Loan documents, or otherwise relating to one or more Mortgage Loans or the Trust Subordinate Companion Loan or Mortgaged Properties, neither the Master Servicer nor the Special Servicer shall, without the prior written consent of the Trustee, (A) initiate an action, suit, litigation or proceeding in the name of the Trustee, whether in such capacity or individually, (B) engage counsel to represent the Trustee, or (C) prepare, execute or deliver any government filings, forms, permits, registrations or other documents or take any other similar actions with the intent to cause, and that actually causes, the Trustee to be registered to do business in any state (provided that neither the Master Servicer nor the Special Servicer shall be responsible for any delay due to the unwillingness of the Trustee to grant such consent); and (iii) in the event that any court finds that the Trustee is a necessary party in respect of any action, suit, litigation or proceeding relating to or arising from this Agreement or any Mortgage Loan or the Trust Subordinate Companion Loan, the Trustee shall have the right to retain counsel and appear in any such proceeding on its own behalf in order to protect and represent its interests, whether as Trustee or individually (but not to otherwise direct, manage or prosecute such litigation or claim); provided, however, nothing in this subsection shall be interpreted to preclude the Special Servicer (with respect to any material Trust-Related Litigation, with the consent or consultation of the Directing Certificateholder prior to the occurrence and continuance of a Control Termination Event or Consultation Termination Event, respectively, to the extent required in Section 3.32(c), respectively) from initiating any action, suit, litigation or proceeding in its name as representative of the Trustee of the Trust.

Section 3.33 [Credit Risk Retention.] [INCLUDE FOR TRANSACTIONS THAT CLOSE ON OR AFTER DECEMBER 24, 2016] (a) [Each Third Party Purchaser, prior to its acquisition of Certificates that constitute the Required Third Party Purchaser Retention Amount, will be required to enter into an agreement with the Sponsor (the "Credit Risk Retention Compliance Agreement") pursuant to which, among other things, the Third Party Purchaser shall agree (i) to comply with the requirements applicable to it set forth in the 17 C.F.R. § 246.2., .3, .4, .7 and .12, and (ii) not to transfer, directly or indirectly, its Required Third Party Purchaser Retention Amount during any period in which credit risk retention is required under 17 C.F.R. § 246.12(f) unless it is permitted to do so under 17 C.F.R. § 246.7(b)(8)(ii) and unless and until it causes the transferee to enter into a Credit Risk Retention Compliance Agreement with the Sponsor, and it notifies the other parties to this Agreement of such transfer promptly after such transfer.]

(b) [Pursuant to the applicable Mortgage Loan Purchase Agreement, the Sponsor will be required to deliver to the Certificate Administrator no later than [2] Business Days after each Distribution Date, a certification substantially in the form attached hereto as Exhibit RR (the "Sponsor Credit Risk Retention Certification") signed by an authorized representative of the Sponsor and certifying that, (i) if it is satisfying its credit risk retention obligations under 17 C.F.R. § 246.3 and .4 by holding the Required Sponsor Retention Amount, (A) it has held the Required Sponsor Retention Amount during the related Collection Period and, as of the date of certification, continues to hold the Required Sponsor Retention Amount, and (B) it will not transfer its Required Sponsor Retention Amount during which credit risk retention is required under 17 C.F.R. § 246.12(f) unless it is permitted to do so under 17 C.F.R. § 246.7(b)(8)(ii) and unless and until it enters into a Credit Risk Retention Compliance Agreement with a Third Party Purchaser and it notifies the other parties to this Agreement of such transfer promptly after such transfer, and (ii) (i) if it is satisfying its credit risk retention obligations under 17 C.F.R. § 246.7 or .11, it will comply with notification obligations under 17 C.F.R. § 246.7(c)(2)(ii) or .11(b)(2)(ii), as applicable.]

(c)   [Pursuant to the applicable Mortgage Loan Purchase Agreement, the Mortgage Loan Seller shall cause the [ORIGINATOR], prior to [ORIGINATOR'S] acquisition of Certificates that constitute the Required [ORIGINATOR] Retention Amount, to enter into a Credit Risk Retention Compliance Agreement with the Sponsor pursuant to which, among other things, [ORIGINATOR] shall agree (i) to comply with the requirements applicable to it set forth in the 17 C.F.R. § 246.2., .3, .4, .11 and .12, and (ii) not to transfer, directly or indirectly, its Required [ORIGINATOR] Retention Amount during any period in which credit risk retention is required under 17 C.F.R. § 246.12(f) unless it is permitted to do so under 17 C.F.R. § 246.7(b)(8)(ii) and unless and until it causes the transferee to enter into a Credit Risk Retention Compliance Agreement with the Sponsor, and it notifies the other parties to this Agreement of such transfer promptly after such transfer.]

[End of Article III]

ARTICLE IV

DISTRIBUTIONS TO CERTIFICATEHOLDERS

Section 4.01   Distributions.   (a) On each Distribution Date, to the extent of the Available Funds for such Distribution Date, the Certificate Administrator shall be deemed to transfer the Lower-Tier Distribution Amount from the Lower-Tier REMIC Distribution Account to the Upper-Tier REMIC Distribution Account in the amounts and priorities set forth in Section 4.01(c) with respect to each Class of Lower-Tier Regular Interests, and immediately thereafter, shall make distributions thereof from the Upper-Tier REMIC Distribution Account in the following order of priority, satisfying in full, to the extent required and possible, each priority before making any distribution with respect to any succeeding priority:

(i)   *first*, to the Holders of the Class [A-1] Certificates, the Class [A-2] Certificates, the Class [A-3] Certificates, the Class [A-4] Certificates, the Class [A-5] Certificates, the Class [A-SB] Certificates, the Class [X-A] Certificates, the Class [X-B] Certificates, the Class [X-C] Certificates, the Class [X-D] Certificates, the Class [X-E] Certificates, the Class [X-F] Certificates and the Class [X-NR] Certificates, *pro rata* (based upon their respective entitlements to interest for such Distribution Date), in respect of interest, up to an amount equal to the aggregate Interest Distribution Amount in respect of such Classes of Certificates for such Distribution Date;

(ii)   *second*, to the Holders of the Class [A-1] Certificates, the Class [A-2] Certificates, the Class [A-3] Certificates, the Class [A-4] Certificates, the Class [A-5] Certificates and the Class [A-SB] Certificates in reduction of the Certificate Balances thereof: (I) prior to the Cross-Over Date (1) *first*, to the Holders of the Class [A-SB] Certificates, in an amount up to the Principal Distribution Amount, until the outstanding Certificate Balance of the Class [A-SB] Certificates has been reduced to the Class [A-SB] Planned Principal Balance for such Distribution Date; (2) *second*, to the Holders of the

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Class [A-1] Certificates, in an amount up to the Principal Distribution Amount (or the portion thereof remaining after any distributions specified in subclause (1) above have been made on such Distribution Date), until the outstanding Certificate Balance of the Class [A-1] Certificates has been reduced to zero; (3) *third*, to the Holders of the Class [A-2] Certificates in an amount up to the Principal Distribution Amount (or the portion thereof remaining after any distributions specified in subclauses (1) and (2) above have been made on such Distribution Date), until the outstanding Certificate Balance of the Class [A-2] Certificates has been reduced to zero; (4) *fourth*, to the Holders of the Class [A-3] Certificates, in an amount up to the Principal Distribution Amount (or the portion thereof remaining after any distributions specified in subclauses (1) (2) and (3) above have been made on such Distribution Date), until the outstanding Certificate Balance of the Class [A-3] Certificates has been reduced to zero; (5) *fifth*, to the Holders of the Class [A-4] Certificates, in an amount up to the Principal Distribution Amount (or the portion thereof remaining after any distributions specified in subclauses (1) (2) (3) and (4) above have been made on such Distribution Date), until the outstanding Certificate Balances of the Class [A-4] Certificates have been reduced to zero; (6) *sixth*, to the Holders of the Class [A-5] Certificates in an amount up to the Principal Distribution Amount (or the portion thereof remaining after any distributions specified in subclauses (1) (2) (3) (4) and (5) above have been made on such Distribution Date), until the outstanding Certificate Balance of the Class [A-5] Certificates has been reduced to zero; and (7) *seventh*, to the Holders of the Class [A-SB] Certificates, in an amount up to the Principal Distribution Amount (or the portion thereof remaining after any distributions specified in subclauses (1) (2) (3) (4) (5) and (6) above have been made on such Distribution Date), until the outstanding Certificate Balance of the Class [A-SB] Certificates has been reduced to zero; and (II) on or after the Cross-Over Date, to the Class [A-1], Class [A-2], Class [A-3], Class [A-4], Class [A-5] and Class [A-SB] Certificates, *pro rata* (based on their respective Certificate Balances) in an amount equal to the Principal Distribution Amount for such Distribution Date, until the Certificate Balance of each of the Class [A-1], Class [A-2], Class [A-3], Class [A-4], Class [A-5] and Class [A-SB] Certificates is reduced to zero;

(iii)   *third*, to the Holders of the Class [A-1] Certificates, the Class [A-2] Certificates, the Class [A-3] Certificates, the Class [A-4] Certificates, the Class [A-5] Certificates and the Class [A-SB] Certificates, *pro rata* (based upon the aggregate unreimbursed Realized Losses previously allocated to each such Class), plus interest on that amount at the Pass-Through Rate for such Class compounded monthly from the date the related Realized Loss was allocated to such Class;

(iv)   *fourth*, to the Holders of the Class [A-S] Certificates (and, with respect to exchanged portions of the Class [A-S] Certificates, passed through to the Class [EC] Distribution Account for distribution to the Class [EC] Certificates), in respect of interest, up to an amount equal to the aggregate Interest Distribution Amount in respect of such Class of Certificates for such Distribution Date;

(v)   *fifth*, after the Certificate Balances of the Class [A-1] Certificates, Class [A-2] Certificates, Class [A-3] Certificates, the Class [A-4] Certificates, Class [A-5] Certificates and Class [A-SB] Certificates have been reduced to zero, to the

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Holders of the Class [A-S] Certificates (and, with respect to exchanged portions of the Class [A-S] Certificates, passed through to the Class [EC] Distribution Account for distribution to the Class [EC] Certificates), in reduction of the Certificate Balance thereof, an amount equal to the Principal Distribution Amount (or the portion thereof remaining after any distributions in respect of the Class [A-1], Class [A-2], Class [A-3], Class [A-4], Class [A-5] and Class [A-SB] Certificates on such Distribution Date), until the outstanding Certificate Balance of the Class [A-S] Certificates has been reduced to zero (and, with respect to exchanged portions of the Class [A-S] Certificates, such passed through amounts shall reduce the outstanding Certificate Balance of the Class [EC] Certificates until reduced to zero);

(vi)   *sixth*, to the Class [A-S] Regular Interest and, thus, concurrently, to the Class [A-S] Certificates, in respect of interest, up to an amount equal to the Class [A-S] Percentage Interest multiplied by the aggregate Interest Distribution Amount with respect to the Class [A-S] Regular Interest, and to the Class [EC] Certificates, in respect of interest, up to an amount equal to the Class [A-S]-EC Percentage Interest multiplied by the aggregate Interest Distribution Amount with respect to the Class [A-S] Regular Interest, *pro rata* in proportion to their respective percentage interests in the Class [A-S] Regular Interest;

(vii)   *seventh*, to the Class [B] Regular Interest and, thus, concurrently, to the Class [B] Certificates, in reduction of their Certificate Balance, up to an amount equal to the Class [B] Percentage Interest multiplied by the Principal Distribution Amount for such Distribution Date, less the portion of such Principal Distribution Amount distributed pursuant to all prior clauses, and to the Class [EC] Certificates, in reduction of their Certificate Balance, up to an amount equal to the Class [B]-EC Percentage Interest multiplied by the Principal Distribution Amount for such Distribution Date, less the portion of such Principal Distribution Amount distributed pursuant to all prior clauses, pro rata in proportion to their respective percentage interests in the Class [B] Regular Interest, until the Certificate Balance of the Class [B] Regular Interest is reduced to zero;

(viii)   *eighth*, to the Class [C] Regular Interest and, thus, concurrently, to the Class [C] Certificates, up to an amount equal to the Class [C] Percentage Interest multiplied by the aggregate of unreimbursed Realized Losses previously allocated to the Class [C] Regular Interest, plus interest on that amount at the Pass-Through Rate for such Class [EC] Components compounded monthly from the date the related Realized Loss was allocated to such Class [EC] Components, and to the Class [EC] Certificates, up to an amount equal to the Class [C]-EC Percentage Interest multiplied by the aggregate of unreimbursed Realized Losses previously allocated to the Class [C] Regular Interest, plus interest on that amount at the Pass-Through Rate for such Class [EC] Components compounded monthly from the date the related Realized Loss was allocated to such Class [EC] Components, pro rata in proportion to their respective percentage interests in the Class [C] Regular Interest;

(ix)   *ninth*, [ADD SIMILAR CLAUSES TO CLAUSES FOURTH, FIFTH AND SIXTH FOR OTHER EXCHANGEABLE CLASSES];

(x)   *tenth*, after the Certificate Balances of the Class A Certificates and Class [B] Certificates (including any portion that has been exchanged and converted to Class [EC] Certificates) have been reduced to zero, to the Holders of the Class [C] Certificates (and, with respect to exchanged portions of the Class [C] Certificates, passed through to the Class [EC] Distribution Account for distribution to the Class [EC] Certificates), in reduction of the Certificate Balance thereof, an amount equal to the Principal Distribution Amount (or the portion thereof remaining after any distributions in respect of the Class A Certificates and Class [B] Certificates (including any portion that has been exchanged and converted to Class [EC] Certificates) on such Distribution Date), until the outstanding Certificate Balance of the Class [C] Certificates has been reduced to zero (and, with respect to exchanged portions of the Class [C] Certificates, such passed through amounts shall reduce the outstanding Certificate Balance of the Class [EC] Certificates until reduced to zero);

(xi)   *eleventh*, to the Holders of the Class [C] Certificates (and, with respect to exchanged portions of the Class [C] Certificates, passed through to the Class [EC] Distribution Account for distribution to the Class [EC] Certificates), until all amounts of Realized Losses previously allocated to the Class [C] Certificates (and, with respect to exchanged portions of the Class [C] Certificates, passed through to the Class [EC] Certificates), but not previously reimbursed, have been reimbursed in full;

(xii)   *twelfth*, to the Holders of the Class [D] Certificates, in respect of interest, up to an amount equal to the aggregate Interest Distribution Amount in respect of such Class of Certificates for such Distribution Date;

(xiii)   *thirteenth*, after the Certificate Balances of the Class A Certificates, Class [B] Certificates and Class [C] Certificates (and, if any exchange for the Class [EC] Certificates has occurred, the Class [EC] Certificates) have been reduced to zero, to the Holders of the Class [D] Certificates, in reduction of the Certificate Balance thereof, an amount equal to the Principal Distribution Amount (or the portion thereof remaining after any distributions in respect of the Class A Certificates, Class [B] Certificates and Class [C] Certificates (and, if any exchange for the Class [EC] Certificates has occurred, the Class [EC] Certificates) on such Distribution Date), until the outstanding Certificate Balance of the Class [D] Certificates has been reduced to zero;

(xiv)   *fourteenth*, to the Holders of the Class [D] Certificates, until all amounts of Realized Losses previously allocated to the Class [D] Certificates, but not previously reimbursed, have been reimbursed in full;

(xv)   *fifteenth*, to the Holders of the Class [E] Certificates, in respect of interest, up to an amount equal to the aggregate Interest Distribution Amount in respect of such Class of Certificates for such Distribution Date;

(xvi)   *sixteenth*, after the Certificate Balances of the Class A Certificates, Class [B] Certificates, Class [C] Certificates (and, if any exchange for the Class [EC] Certificates has occurred, the Class [EC] Certificates) and Class [D] Certificates have been reduced to zero, to the Holders of the Class [E] Certificates, in reduction of the

Certificate Balance thereof, an amount equal to the Principal Distribution Amount (or the portion thereof remaining after any distributions in respect of the Class A Certificates, Class [B] Certificates, Class [C] Certificates (and, if any exchange for the Class [EC] Certificates has occurred, the Class [EC] Certificates) and Class [D] Certificates on such Distribution Date), until the outstanding Certificate Balance of the Class [E] Certificates has been reduced to zero;

(xvii)   *seventeenth*, to the Holders of the Class [E] Certificates, until all amounts of Realized Losses previously allocated to the Class [E] Certificates, but not previously reimbursed, have been reimbursed in full;

(xviii)   *eighteenth*, to the Holders of the Class [F] Certificates, in respect of interest, up to an amount equal to the aggregate Interest Distribution Amount in respect of such Class of Certificates for such Distribution Date;

(xix)   *nineteenth*, after the Certificate Balances of the Class A Certificates, Class [B] Certificates, Class [C] Certificates (and, if any exchange for the Class [EC] Certificates has occurred, the Class [EC] Certificates), Class [D] Certificates and Class [E] Certificates have been reduced to zero, to the Holders of the Class [F] Certificates, in reduction of the Certificate Balance thereof, an amount equal to the Principal Distribution Amount (or the portion thereof remaining after any distributions in respect of the Class A Certificates, Class [B] Certificates, Class [C] Certificates (and, if any exchange for the Class [EC] Certificates has occurred, the Class [EC] Certificates), Class [D] Certificates and Class [E] Certificates on such Distribution Date), until the outstanding Certificate Balance of the Class [F] Certificates has been reduced to zero;

(xx)   *twentieth*, to the Holders of the Class [F] Certificates, until all amounts of Realized Losses previously allocated to the Class [F] Certificates, but not previously reimbursed, have been reimbursed in full;

(xxi)   *twenty-first*, to the Holders of the Class [NR] Certificates in respect of interest, up to an amount equal to the aggregate Interest Distribution Amount in respect of such Class of Certificates for such Distribution Date;

(xxii)   *twenty-second*, after the Certificate Balances of the Class A Certificates, Class [B] Certificates, Class [C] Certificates (and, if any exchange for the Class [EC] Certificates has occurred, the Class [EC] Certificates), Class [D] Certificates, Class [E] Certificates and Class [F] Certificates have been reduced to zero, to the Holders of the Class [NR] Certificates, in reduction of the Certificate Balance thereof, an amount equal to the Principal Distribution Amount (or the portion thereof remaining after any distributions in respect of the Class A Certificates, Class [B] Certificates, Class [C] Certificates (and, if any exchange for the Class [EC] Certificates has occurred, the Class [EC] Certificates), Class [D] Certificates, Class [E] Certificates and Class [F] Certificates on such Distribution Date), until the outstanding Certificate Balance of the Class [NR] Certificates has been reduced to zero;

(xxiii)   *twenty-third*, to the Holders of the Class [NR] Certificates, until all amounts of Realized Losses previously allocated to the Class [NR] Certificates, but not previously reimbursed, have been reimbursed in full; and

(xxiv)   *twenty-fourth*, to the Holders of the Class [R] Certificates in respect of the Class UR Interest, the amount, if any, of the Available Funds remaining in the Upper-Tier REMIC Distribution Account with respect to such Distribution Date.

If, in connection with any Distribution Date, the Certificate Administrator has reported the amount of an anticipated distribution to DTC based on the receipt of payments as of the Determination Date and additional Periodic Payments, balloon payments or unscheduled principal payments are subsequently received by the Master Servicer and required to be part of the Available Funds for such Distribution Date, the Master Servicer shall promptly notify the Certificate Administrator and the Certificate Administrator will use commercially reasonable efforts to cause DTC to make the revised distribution on a timely basis on such Distribution Date. None of the Master Servicer, the Special Servicer or the Certificate Administrator shall be liable or held responsible for any resulting delay in the making of such distribution to Certificateholders solely on the basis of the actions described in the preceding sentence.

(b)   On each Distribution Date, for so long as the Certificate Balance of the Class [LOAN-SPECIFIC] Certificates has not been reduced to zero, the Certificate Administrator shall apply amounts on deposit in the [LOAN-SPECIFIC] REMIC Distribution Account (which amounts shall be limited to amounts collected on the Trust AB Whole Loan and allocated pursuant to the related Intercreditor Agreement to the Trust Subordinate Companion Loan), related to the Class [LOAN-SPECIFIC] Certificates, to the extent of the [LOAN-SPECIFIC] Available Funds related to the Class [LOAN-SPECIFIC] Certificates, in the following order of priority:

(i)   *first*, to the Class [LOAN-SPECIFIC] Certificates, in respect of interest, up to an amount equal to the [LOAN-SPECIFIC] Interest Distribution Amount for that Class;

(ii)   *second*, to the Class [LOAN-SPECIFIC] Certificates, in reduction of their Certificate Balance, an amount equal to the [LOAN-SPECIFIC] Principal Distribution Amount, until the Certificate Balance of the Class [LOAN-SPECIFIC] Certificates is reduced to zero;

(iii)   *third*, to the Class [LOAN-SPECIFIC] Certificates, until all amounts of [LOAN-SPECIFIC] Realized Loss previously allocated to the Class [LOAN-SPECIFIC] Certificates, but not previously reimbursed, have been reimbursed in full; and

(iv)   *fourth*, to the Class [R] Certificates, the amount, if any, of the [LOAN-SPECIFIC] Available Funds remaining in the [LOAN-SPECIFIC] REMIC Distribution Account with respect to that Distribution Date.

(c)   On each Distribution Date, each Lower-Tier Regular Interest shall be deemed to receive distributions in respect of principal or reimbursement of Realized Loss in an amount equal to the amount of principal or reimbursement of Realized Loss actually distributable to the Holders of the respective Related Certificates as provided in Sections 4.01(a), 4.01(d), 4.01(f) and 4.01(i) such that at all times the Lower-Tier Principal Amount of each Class of Lower-Tier Regular Interests is equal to the Certificate Balance of the Class of Related Certificates. On each Distribution Date, each Lower-Tier Regular Interest shall be deemed to receive distributions in respect of interest in an amount equal to the Interest Distribution Amount in respect of its Related Certificates plus a *pro rata* portion of the Interest Distribution Amount in respect of (i) in the case of the Class LA1, Class LA2, Class LA3, Class LA4, Class LA5, Class LASB and Class LAS Lower-Tier Regular Interests, the Class [X-A] Certificates, (ii) in the case of the Class LB Uncertificated Interest, the Class [X-B] Certificates, (iii) in the case of the Class LD Uncertificated Interest, the Class [X-D] Certificates, (iv) in the case of the Class LE Uncertificated Interest, the Class [X-E] Certificates, (v) in the case of the Class LF Uncertificated Interest, the Class [X-F] Certificates and (vi) in the case of the Class LNR Uncertificated Interests, the Class [X-NR] Certificates, in each case, computed based on an interest rate equal to the excess of the Weighted Average Net Mortgage Rate over the Pass-Through Rate of the Related Certificates and a notional amount equal to its related Lower-Tier Principal Amount, in each case to the extent actually distributable thereon as provided in Section 4.01(a). Amounts distributable pursuant to this paragraph are referred to herein collectively as the "Lower-Tier Distribution Amount", and shall be made by the Certificate Administrator by deeming such Lower-Tier Distribution Amount to be withdrawn from the Lower-Tier REMIC Distribution Account to be deposited in the Upper-Tier REMIC Distribution Account.

As of any date, the principal balance of each Lower-Tier Regular Interest shall equal the Certificate Balance of the Related Certificates with respect thereto, as adjusted for the allocation of Realized Losses, as provided in Sections 4.04(b) and 4.04(c). The initial principal balance of each Lower-Tier Regular Interest shall equal the respective Original Lower-Tier Principal Amount. The pass through rate with respect to each Lower-Tier Regular Interest shall be the rate *per annum* set forth in the Preliminary Statement hereto.

Any amount that remains in the Lower-Tier REMIC Distribution Account on each Distribution Date after distribution of the Lower-Tier Distribution Amount, distribution of $100 to the beneficial owner of the Class [NON-OFFERED IO] Certificates on the first Distribution Date pursuant to Section 4.01(e) and distribution of Yield Maintenance Charges pursuant to Section 4.01(e)(iii) shall be distributed to the Holders of the Class [R] Certificates in respect of the Class LR Interest (but only to the extent of the Available Funds for such Distribution Date remaining in the Lower-Tier REMIC Distribution Account, if any).

(d)   On and after the Distribution Date on which the Certificate Balances of the Subordinate Certificates (and, if any exchange for the Class [EC] Certificates has occurred, the Class [EC] Certificates) have all been reduced to zero, any amounts representing reimbursements of Realized Losses previously allocated to such Classes, if available, will be distributed to the Senior Certificates *pro rata* based on their respective Certificate Balances.

(e)   (i) On each Distribution Date, Yield Maintenance Charges payable with respect to the Mortgage Loans calculated by reference to a U.S. treasury rate collected during the related Collection Period will be distributed by the Certificate Administrator to the Holders of each Class of Regular Certificates (excluding the Class [X-E], Class [X-F], Class [X-NR],

Class [E], Class [F] and Class [NR] Certificates) in the following manner: (1) *pro rata*, among (w) the Certificates in YM Group A, (x) the Certificates in YM Group B, (y) the Certificates in YM Group C and (z) the Certificates in YM Group D, based upon the aggregate of principal distributed to the Classes of Principal Balance Certificates in each such YM Group on such Distribution Date, and (2) as among the Classes of Certificates in each YM Group, in the following manner: (A) the Holders of each Class of Principal Balance Certificates in such YM Group will be entitled to receive on each Distribution Date an amount of Yield Maintenance Charges payable with respect to the Mortgage Loans equal to the sum, for all Mortgage Loan prepayments, of the product of (a) a fraction whose numerator is the amount of principal distributed to such Class of Certificates on such Distribution Date and whose denominator is the total amount of principal distributed to all of the Regular Certificates in that YM Group representing principal payments in respect of the Mortgage Loans on such Distribution Date, (b) the Base Interest Fraction for the related Principal Prepayment and such Class of Regular Certificates, and (c) the Yield Maintenance Charges payable with respect to the Mortgage Loans collected during the related Collection Period and allocated to such YM Group, and (B) any Yield Maintenance Charges payable with respect to the Mortgage Loans allocated to such YM Group collected during the related Collection Period remaining after such distributions will be distributed (W) in the case of amounts distributable to YM Group A, to the Class [X-A] Certificates, (X) in the case of amounts distributable to YM Group B, to the Class [X-B] Certificates, (Y) in the case of amounts distributable to YM Group C, to the Class [X-C] Certificates and (Z) in the case of amounts distributable to YM Group D, to the Class [X-D] Certificates. If there is more than one such Class of Certificates entitled to distributions of principal on any particular Distribution Date on which Yield Maintenance Charges payable with respect to the Mortgage Loans are distributable, the aggregate amount of such Yield Maintenance Charges payable with respect to the Mortgage Loans will be allocated among all such Classes of Certificates up to, and on a *pro rata* basis in accordance with, their respective entitlements thereto in accordance with the first sentence of this paragraph.

(ii) No Yield Maintenance Charge shall be distributed to the Holders of the Class [X-E] Certificates, Class [X-F] Certificates, Class [X-NR] Certificates, Class [E] Certificates, Class [F] Certificates, Class [NR] Certificates, Class [R] Certificates or Class [ARD] Certificates. After the Certificate Balances of the Class [A-1] Certificates, Class [A-2] Certificates, Class [A-3] Certificates, the Class [A-4] Certificates, Class [A-5] Certificates, Class [A-SB] Certificates, Class [A-S] Certificates, Class [B] Certificates, Class [C] Certificates and Class [D] Certificates (and Class [EC] Components) have been reduced to zero, all Yield Maintenance Charges with respect to the Mortgage Loans shall be distributed to the Holder of the Class [X-C] Certificates.

(iii) All distributions of Yield Maintenance Charges made in respect of the respective Classes of Regular Certificates (other than the Class [X-C] Certificates) (including any portion passed through to the related component of Class [EC] Certificates) on each Distribution Date pursuant to Section 4.01(e)(i) shall *first* be deemed to be distributed from the Lower-Tier REMIC to the Upper-Tier REMIC in respect of the Lower-Tier Regular Interests (other than the Class [X-C] Certificates), *pro rata* based upon the amount of principal distributed in respect of each such Class of Lower-Tier Regular Interests for such Distribution Date pursuant to Section 4.01(c) above.

(iv)   On each Distribution Date, any Yield Maintenance Charges payable in respect of the Trust AB Whole Loan and received during the related Collection Period and allocable in respect of the Trust Subordinate Companion Loan pursuant to the related Intercreditor Agreement shall be distributed to the Class [LOAN-SPECIFIC] Certificates.

(f)   On each Distribution Date, the Certificate Administrator shall withdraw amounts from the Gain-on-Sale Reserve Account (other than amounts with respect to a Non-Serviced Mortgage Loan) and shall distribute such amounts (i) (other than any amounts allocable to the Trust Subordinate Companion Loan) to reimburse the Holders of the Regular Certificates (in order of distribution priority) (first deeming such amounts to be distributed with respect to the Related Lower-Tier Regular Interests) up to an amount equal to all Realized Losses, if any, previously deemed allocated to them and unreimbursed after application of the Available Funds for such Distribution Date and (ii) with respect to any amount allocable to a Trust Subordinate Companion Loan, to reimburse the Holders of the Class [LOAN-SPECIFIC] Certificates up to an amount equal to all [LOAN-SPECIFIC] Realized Losses, if any, previously deemed allocated to them and unreimbursed after application of the [LOAN-SPECIFIC] Available Funds for such Distribution Date. Amounts paid from the Gain-on-Sale Reserve Account will not reduce the Certificate Balances of the Classes of Certificates receiving such distributions. Any amounts remaining in the Gain-on-Sale Reserve Account after such distributions shall be applied (i) (other than any amounts allocable to the Trust Subordinate Companion Loan) to offset future Realized Losses with respect to the Principal Balance Certificates and related Realized Losses in each case allocable to the Regular Certificates and (ii) (with respect to any amount allocable to the Trust Subordinate Companion Loan) to offset future [LOAN-SPECIFIC] Realized Losses with respect to the Class [LOAN-SPECIFIC] Certificates and related [LOAN-SPECIFIC] Realized Losses allocable to the Class [LOAN-SPECIFIC] Certificates. Upon termination of the Trust, any amounts remaining in the Gain-on-Sale Reserve Account shall be distributed to the Class [R] Certificateholders from the Lower-Tier REMIC in respect of the Class LR Interest.

(g)   All distributions made with respect to each Class of Certificates on each Distribution Date shall be allocated *pro rata* among the outstanding Certificates in such Class based on their respective Percentage Interests. Except as otherwise specifically provided in Sections 4.01(h), 4.01(i) and 9.01, all such distributions with respect to each Class on each Distribution Date shall be made to the Certificateholders of the respective Class of record at the close of business on the related Record Date and shall be made by wire transfer of immediately available funds to the account of any such Certificateholder at a bank or other entity having appropriate facilities therefor, if such Certificateholder shall have provided the Certificate Administrator with wiring instructions no less than five (5) Business Days prior to the related Record Date (which wiring instructions may be in the form of a standing order applicable to all subsequent Distribution Dates), or otherwise by check mailed to such Certificateholder at its address in the Certificate Register. The final distribution on each Certificate (determined without regard to any possible future reimbursement of Realized Losses previously allocated to such Certificate) will be made in like manner, but only upon presentation and surrender of such Certificate at the offices of the Certificate Registrar or such other location specified in the notice to Certificateholders of such final distribution.

Each distribution with respect to a Book-Entry Certificate shall be paid to the Depository, as Holder thereof, and the Depository shall be responsible for crediting the amount of such distribution to the accounts of its Depository Participants in accordance with its normal procedures. Each Depository Participant shall be responsible for disbursing such distribution to the Certificate Owners that it represents and to each indirect participating brokerage firm (a "brokerage firm" or "indirect participating firm") for which it acts as agent. Each brokerage firm shall be responsible for disbursing funds to the Certificate Owners that it represents. None of the Trustee, the Certificate Administrator, the Certificate Registrar, the Depositor, the Master Servicer, the Special Servicer or the Underwriters shall have any responsibility therefor except as otherwise provided by this Agreement or applicable law.

(h)   Except as otherwise provided in Section 9.01, whenever the Certificate Administrator expects that the final distribution with respect to any Class of Certificates (determined without regard to any possible future reimbursement of any amount of Realized Losses previously allocated to such Class of Certificates) will be made on the next Distribution Date, the Certificate Administrator shall, no later than the related P&I Advance Determination Date, post on the Certificate Administrator's Website pursuant to Section 3.13(b) a notice in electronic format to the effect that:

(i)   the Certificate Administrator expects that the final distribution with respect to such Class of Certificates will be made on such Distribution Date but only upon presentation and surrender of such Certificates at the offices of the Certificate Registrar or such other location therein specified; and

(ii)   no interest shall accrue on such Certificates from and after such Distribution Date.

Any funds not distributed to any Holder or Holders of Certificates of such Class on such Distribution Date because of the failure of such Holder or Holders to tender their Certificates shall, on such date, be set aside and held uninvested in trust and credited to the account or accounts of the appropriate non-tendering Holder or Holders. If any Certificates as to which notice has been given pursuant to this Section 4.01(h) shall not have been surrendered for cancellation within six (6) months after the time specified in such notice, the Certificate Administrator shall mail a second notice to the remaining non-tendering Certificateholders to surrender their Certificates for cancellation in order to receive the final distribution with respect thereto. If within one year after the second notice all such Certificates shall not have been surrendered for cancellation, the Certificate Administrator, directly or through an agent, shall take such steps to contact the remaining non-tendering Certificateholders concerning the surrender of their Certificates as it shall deem appropriate. The costs and expenses of holding such funds in trust and of contacting such Certificateholders following the first anniversary of the delivery of such second notice to the non-tendering Certificateholders shall be paid out of such funds. No interest shall accrue or be payable to any Certificateholder on any amount held in trust hereunder by the Certificate Administrator as a result of such Certificateholder's failure to surrender its Certificate(s) for final payment thereof in accordance with this Section 4.01(h).

(i)   Distributions in reimbursement of Realized Losses previously allocated to the Regular Certificates shall be made in the amounts and manner specified in Section 4.01(a) or

Section 4.01(d), as applicable, to the Holders of the respective Class otherwise entitled to distributions of interest and principal on such Class on the relevant Distribution Date; provided that all distributions in reimbursement of Realized Losses previously allocated to a Class of Certificates which has since been retired shall be to the prior Holders that surrendered the Certificates of such Class upon retirement thereof and shall be made by check mailed to the address of each such prior Holder last shown in the Certificate Register. Notice of any such distribution to a prior Holder shall be made in accordance with Section 13.05 at such last address. The amount of the distribution to each such prior Holder shall be based upon the aggregate Percentage Interest evidenced by the Certificates surrendered thereby. If the check mailed to any such prior Holder is returned uncashed, then the amount thereof shall be set aside and held uninvested in trust for the benefit of such prior Holder, and the Certificate Administrator shall attempt to contact such prior Holder in the manner contemplated by Section 4.01(h) as if such Holder had failed to surrender its Certificates.

(j)   On each Distribution Date, any Excess Interest received during the related Collection Period with respect to the Mortgage Loans shall be distributed solely to the Holders of the Class [ARD] Certificates from the Excess Interest Distribution Account. Excess Interest will not be available to pay any other amounts except for distributions on Class [ARD] Certificates set forth in the prior sentence.

(k)   On the Serviced Whole Loan Remittance Date, with respect to any Serviced Companion Loan, the Companion Paying Agent shall make withdrawals and payments from the Companion Distribution Account for each Companion Loan in the following order of priority:

(i)   to pay to the Master Servicer any amounts deposited by the Master Servicer in the Companion Distribution Account not required to be deposited therein;

(ii)   to the extent permitted under the related Intercreditor Agreement and not otherwise previously reimbursed, to pay the Trustee or the Certificate Administrator or any of their directors, officers, employees and agents, as the case may be, any amounts payable or reimbursable to any such Person pursuant to Section 8.05, to the extent any such amounts relate solely to a Serviced Whole Loan related to such Companion Loan, and such amounts are to be paid by the related Companion Holder pursuant to the related Intercreditor Agreement;

(iii)   to pay all amounts remaining in the Companion Distribution Account related to such Serviced Companion Loan to the related Companion Holder, in accordance with the related Intercreditor Agreement; and

(iv)   to clear and terminate the Companion Distribution Account at the termination of this Agreement pursuant to Section 9.01.

All distributions from the Companion Distribution Account required hereunder shall be made by the Companion Paying Agent to the related Companion Holder by wire transfer in immediately available funds on the Serviced Whole Loan Remittance Date to the account of such Companion Holder or an agent therefor appearing on the Companion Register on the related

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Record Date (or, if no such account so appears or information relating thereto is not provided at least five Business Days prior to the related Record Date, by check sent by first class mail to the address of such Companion Holder or its agent appearing on the Companion Register). Any such account shall be located at a commercial bank in the United States.

On the final Remittance Date, the Master Servicer shall withdraw from the Collection Account and deliver to the Certificate Administrator who shall distribute to the Mortgage Loan Sellers, any Loss of Value Payments relating to the Mortgage Loans that it is servicing and that were transferred from the Loss of Value Reserve Fund to the Collection Account on the immediately preceding Remittance Date.

Section 4.02 <u>Statements to Certificateholders; CREFC® Investor Reporting Packages; Grant of Power of Attorney</u>. (a) On each Distribution Date, the Certificate Administrator shall make available pursuant to <u>Section 3.13(b)</u> on the Certificate Administrator's Website to any Privileged Person a statement (substantially in the form set forth as <u>Exhibit G</u> hereto and based in part upon information supplied to the Certificate Administrator in the related CREFC® Investor Reporting Package in accordance with CREFC® guidelines) as to the distributions made on such Distribution Date (each, a "<u>Statement to Certificateholders</u>") which shall include:

(i) the amount of the distribution on such Distribution Date to the Holders of each Class of Certificates in reduction of the Certificate Balance thereof;

(ii) the aggregate amount of Advances made, with respect to the pool of Mortgage Loans and the Trust Subordinate Companion Loan, during the period from but not including the previous Distribution Date to and including such Distribution Date and details of P&I Advances as of the P&I Advance Date;

(iii) the aggregate amount of compensation paid to the Trustee and the Certificate Administrator, servicing compensation paid to the Master Servicer and the Special Servicer, compensation paid to the Operating Advisor and CREFC® Intellectual Property Royalty License Fees paid to CREFC®, in each case, with respect to the Collection Period for such Determination Date together with detailed calculations of servicing compensation paid to the Master Servicer and the Special Servicer;

(iv) the aggregate Stated Principal Balance of the Mortgage Loans, the Trust Subordinate Companion Loan and any REO Loans, with respect to the pool of Mortgage Loans and the Trust Subordinate Companion Loan, outstanding immediately before and immediately after such Distribution Date;

(v) the aggregate amount of unscheduled payments received;

(vi) the number of loans, their aggregate principal balance, weighted average remaining term to maturity and weighted average Mortgage Rate of the Mortgage Loans and the Trust Subordinate Companion Loan, with respect to the pool of Mortgage Loans and the Trust Subordinate Companion Loan, as of the end of the related Collection Period for such Distribution Date;

(vii)   the number and aggregate principal balance of the Mortgage Loans and the Trust Subordinate Companion Loan (A) delinquent 30-59 days, (B) delinquent 60-89 days, (C) delinquent 90 days to 119 days (and for each thirty (30) day period thereafter until liquidation), (D) current but specially serviced or in foreclosure but not an REO Property and (E) for which the related Mortgagor is subject to oversight by a bankruptcy court;

(viii)   the value of any REO Property (and, with respect to any Serviced Whole Loan, the trust's interest therein) included in the Trust Fund as of the end of the related Determination Date for such Distribution Date, on a loan-by-loan basis, based on the most recent Appraisal or valuation;

(ix)   the Available Funds, and the [LOAN-SPECIFIC] Available Funds for such Distribution Date;

(x)   the Interest Accrual Amount or [LOAN-SPECIFIC] Interest Accrual Amount, as applicable, in respect of such Class of Certificates for such Distribution Date, separately identifying any Interest Accrual Amount or [LOAN-SPECIFIC] Interest Accrual Amount, as applicable, for such Distribution Date allocated to such Class of Certificates;

(xi)   the amount of the distribution on such Distribution Date to the Holders of such Class of Certificates allocable (A) to Yield Maintenance Charges, (B) (in the case of the Class [ARD] Certificates), Excess Interest and (C) prepayment premiums;

(xii)   the Pass-Through Rate for such Class of Certificates for such Distribution Date and the next succeeding Distribution Date;

(xiii)   the Scheduled Principal Distribution Amount and the Unscheduled Principal Distribution Amount for such Distribution Date, with respect to the pool of Mortgage Loans;

(xiv)   the Certificate Balance or Notional Amount, as the case may be, of each Class of Certificates immediately before and immediately after such Distribution Date, separately identifying any reduction therein as a result of the allocation of any Realized Loss or [LOAN-SPECIFIC] Realized Loss, as applicable, on such Distribution Date and the aggregate amount of all reductions as a result of allocations of Realized Losses or [LOAN-SPECIFIC] Realized Loss, as applicable, in respect of the Principal Balance Certificates or the Class [LOAN-SPECIFIC] Certificates to date;

(xv)   the Certificate Factor for each Class of Certificates (other than the Class [R] and Class [ARD] Certificates) immediately following such Distribution Date;

(xvi)   the amount of any Appraisal Reduction Amounts effected (including, with respect to any Serviced Whole Loan, the amount allocable to the related Mortgage Loan and Serviced Companion Loan and, with respect to the Trust AB Whole Loan, the amount allocable to the related Mortgage Loan and Trust Subordinate Companion Loan) in connection with such Distribution Date on a loan-by-loan basis and the total Appraisal

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Reduction Amount effected in connection with such Distribution Date, together with a detailed worksheet showing the calculation of each Appraisal Reduction Amount on a current and cumulative basis;

(xvii)   the current Controlling Class;

(xviii)   the number and related Stated Principal Balance of any Mortgage Loans or the Trust Subordinate Companion Loan extended or modified since the previous Determination Date (or in the case of the first Distribution Date, as of the Cut-off Date) on a loan-by-loan basis;

(xix)   a loan-by-loan listing of each Mortgage Loan or Trust Subordinate Companion Loan which was the subject of a Principal Prepayment since the previous Determination Date (or in the case of the first Distribution Date, as of the Cut-off Date) and the amount and the type of Principal Prepayment occurring;

(xx)   a loan-by-loan listing of each Mortgage Loan or Trust Subordinate Companion Loan which was defeased since the previous Determination Date (or in the case of the first Distribution Date, as of the Cut-off Date);

(xxi)   all deposits into, withdrawals from, and the balance of the Interest Reserve Account on the P&I Advance Date;

(xxii)   in the case of the Class [R] Certificates, the amount of any distributions on such Certificates pursuant to Sections 4.01(a), 4.01(b), 4.01(c) and 4.01(f);

(xxiii)   the amount of the distribution on such Distribution Date to the Holders of such Class of Certificates in reimbursement of previously allocated Realized Loss or [LOAN-SPECIFIC] Realized Loss, as applicable;

(xxiv)   the aggregate unpaid principal balance of the Mortgage Loans outstanding as of the close of business on the related Determination Date, with respect to the pool of Mortgage Loans;

(xxv)   with respect to any Mortgage Loan or Trust Subordinate Companion Loan as to which a Liquidation Event occurred since the previous Determination Date (or in the case of the first Distribution Date, as of the Cut-off Date) or prior to the related Determination Date (other than a payment in full), (A) the loan number thereof, (B) the aggregate of all Liquidation Proceeds and other amounts received in connection with such Liquidation Event (separately identifying the portion thereof allocable to distributions on the Certificates), and (C)(i) the amount of any Realized Loss allocated to the Principal Balance Certificates in connection with such Liquidation Event or (ii) the amount of any [LOAN-SPECIFIC] Realized Loss allocated to the Class [LOAN-SPECIFIC] Certificates;

(xxvi)   with respect to any REO Property (including, with respect to any Non-Serviced Whole Loan, the Trust's interest therein) included in the Trust as to which the Special Servicer determined, in accordance with the Servicing Standard, that all

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payments or recoveries with respect to the Mortgaged Property have been ultimately recovered since the previous Determination Date, (A) the loan number of the related Mortgage Loan, (B) the aggregate of all Liquidation Proceeds and other amounts received in connection with that determination (separately identifying the portion thereof allocable to distributions on the Certificates), and (C) the amount of any Realized Loss (or [LOAN-SPECIFIC] Realized Loss), as applicable, allocated to the Principal Balance Certificates (or the Class [LOAN-SPECIFIC] Certificates, if applicable) in respect of the related REO Loan in connection with that determination;

(xxvii) the aggregate amount of interest on P&I Advances paid to the Master Servicer and the Trustee since the previous Determination Date (or in the case of the first Distribution Date, as of the Cut-off Date), with respect to the pool of Mortgage Loans;

(xxviii) the aggregate amount of interest on Servicing Advances (including with respect to any Serviced Whole Loan, the Trust's interest therein) paid to the Master Servicer, the Special Servicer and the Trustee since the previous Determination Date (or in the case of the first Distribution Date, as of the Cut-off Date), with respect to the pool of Mortgage Loans and the amount of interest on Servicing Advances paid to the Master Servicer, the Special Servicer and the Trustee since the previous Determination Date (or in the case of the first Distribution Date, as of the Cut-off Date), with respect to each Trust Subordinate Companion Loan;

(xxix) the then-current credit support levels for each Class of Certificates;

(xxx) the aggregate amount of Yield Maintenance Charges on the Mortgage Loans and each Trust Subordinate Companion Loan (each separately identified) collected since the previous Determination Date (or in the case of the first Distribution Date, as of the Cut-off Date);

(xxxi) a loan-by-loan listing of any material modification, extension or waiver of a Mortgage Loan;

(xxxii) a loan-by-loan listing of any material breach of the representations and warranties given with respect to a Mortgage Loan or Trust Subordinate Companion Loan by the applicable Mortgage Loan Seller;

(xxxiii) an itemized listing of any Disclosable Special Servicer Fees received by the Special Servicer or any of its affiliates with respect to the related Distribution Date, which information will be provided to the Certificate Administrator by the Master Servicer; and

(xxxiv) the amount of any Excess Interest actually received.

In the case of information furnished pursuant to clauses (i), (ix), (x), (xi), (xiv), (xxiii), (xxiv) and (xxxiv) above, (i) the amounts shall be expressed as a dollar amount in the aggregate for all Certificates of each applicable Class and per Definitive Certificate and (ii) the Class [EC] Certificates shall receive such information with respect to such clauses allocable to the Class [A-S], Class [B] and Class [C] Certificates exchanged therefor.

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Within a reasonable period of time after the end of each calendar year, the Certificate Administrator shall furnish to each Person who at any time during the calendar year was a Holder of a Certificate, a statement containing the information set forth in clauses (i) and (ii) above as to the applicable Class, aggregated for such calendar year or applicable portion thereof during which person was a Certificateholder, together with such other information as the Certificate Administrator deems necessary or desirable, or that a Certificateholder or Certificate Owner reasonably requests, to enable Certificateholders to prepare their tax returns for such calendar year. Such obligation of the Certificate Administrator shall be deemed to have been satisfied to the extent that substantially comparable information shall be provided by the Certificate Administrator pursuant to any requirements of the Code as from time to time are in force.

Upon receipt of a summary of any Asset Review Report from the Asset Representations Reviewer required to be delivered pursuant to Section 12.01(b), the Certificate Administrator shall include such summary in Item 1B on the Form 10-D for such period in which the Asset Review Report was delivered.

(b)   [Based on the Retention Certificates received by the Certificate Administrator in accordance with Section 3.33, the Certificate Administrator shall include the information required to be included as part of Item 7 of Part II on Form 10-D.] [INCLUDE FOR TRANSACTIONS THAT CLOSE ON OR AFTER DECEMBER 24, 2016]

(c)   Each of the Master Servicer and the Special Servicer may, at its sole cost and expense, make available by electronic media, bulletin board service or Internet website (in addition to making information available as provided herein) any reports or other information the Master Servicer or the Special Servicer, as applicable, is required or permitted to provide to any party to this Agreement, the Rating Agencies or any Certificateholder or any prospective Certificateholder that has provided the Certificate Administrator, the Master Servicer or the Special Servicer, as applicable, with an Investor Certification or has executed a "click-through" confidentiality agreement in accordance with Section 3.13 hereof (which may be a licensed or registered investment advisor) to the extent such action does not conflict with the terms of this Agreement (including without limitation, any requirements to keep Privileged Information confidential), the terms of the Mortgage Loans or applicable law. Notwithstanding this paragraph, the availability of such information or reports on the Internet or similar electronic media shall not be deemed to satisfy any specific delivery requirements in this Agreement except as set forth herein. In connection with providing access to the Master Servicer's or Special Servicer's Internet website, the Master Servicer or the Special Servicer, as applicable, shall take reasonable measures to ensure that only such parties listed above may access such information including, without limitation, requiring registration, a confidentiality agreement and acceptance of a disclaimer. The Master Servicer or the Special Servicer, as applicable, shall not be liable for dissemination of this information in accordance with this Agreement, and neither the Master Servicer nor the Special Servicer shall be responsible for any information delivered, produced, or made available pursuant to Sections 3.13 and 4.02(c), other than information produced by the Master Servicer or Special Servicer, as applicable; provided that such information otherwise meets the requirements set forth herein with respect to the form and substance of such information or reports. The Master Servicer shall be entitled to attach to any report provided

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pursuant to this subsection, any reasonable disclaimer with respect to information provided, or any assumptions required to be made by such report.

The Special Servicer shall from time to time (and, in any event, as may be reasonably required by the Master Servicer) provide the Master Servicer with such information in its possession regarding the Specially Serviced Mortgage Loans and REO Properties as may be necessary for the Master Servicer to prepare each report and any supplemental information to be provided by the Master Servicer to the Certificate Administrator. Neither the Certificate Administrator nor the Depositor shall have any obligation to recompute, verify or recalculate the information provided thereto by the Master Servicer. Unless the Certificate Administrator has actual knowledge that any report or file received from the Master Servicer contains erroneous information, the Certificate Administrator is authorized to rely thereon in calculating and making distributions to Certificateholders in accordance with Section 4.01, preparing the Statement to Certificateholders required by Section 4.02(a) and allocating Realized Losses to the Certificates in accordance with Section 4.04.

Notwithstanding the foregoing, the failure of the Master Servicer or Special Servicer to disclose any information otherwise required to be disclosed pursuant to this Section 4.02(c) or Section 4.02(d) shall not constitute a breach of this Section 4.02(c) or of Section 4.02(d) to the extent the Master Servicer or the Special Servicer so fails because such disclosure, in the reasonable belief of the Master Servicer or the Special Servicer, as the case may be, would violate any applicable law or any provision of a Mortgage Loan document prohibiting disclosure of information with respect to the Mortgage Loans or the Mortgaged Properties. The Master Servicer or the Special Servicer may affix to any information provided by it any disclaimer it deems appropriate in its reasonable discretion (without suggesting liability on the part of any other party hereto).

(d)   Upon the written request of a Certificateholder, any beneficial owner of a Certificate, or any prospective purchaser of a Certificate that is a Qualified Institutional Buyer and is designated by a Certificateholder or a beneficial owner of a Certificate as such and, in any case, has delivered an Investor Certification to the Depositor and the Certificate Administrator, as soon as reasonably practicable, at the expense of the requesting party, the Certificate Administrator shall make available to the requesting party such information that is in the Certificate Administrator's possession or can reasonably be obtained by the Certificate Administrator as is requested by such person, for purposes of satisfying applicable reporting requirements under Rule 144A under the Securities Act. Neither the Certificate Registrar, nor the Certificate Administrator shall have any responsibility for the sufficiency under Rule 144A or any other securities laws of any available information so furnished to any person including any prospective purchaser of a Certificate or any interest therein, nor for the content or accuracy of any information so furnished which was prepared or delivered to them by another.

(e)   The information to which any Certificateholder is entitled is limited to the information gathered and provided to the Certificateholder by the parties hereto pursuant to this Agreement and by acceptance of any Certificate, each Certificateholder agrees that except as specifically provided herein, no Certificateholder shall contact any Mortgagor directly with respect to any Mortgage Loan.

Section 4.03   P&I Advances. (a) On or before 4:00 p.m., New York City time, on each P&I Advance Date, the Master Servicer shall (i) remit to the Certificate Administrator for deposit from its own funds into the Lower Tier REMIC Distribution Account, an amount equal to the aggregate amount of P&I Advances, if any, with respect to the Mortgage Loans to be made in respect of the related Distribution Date or (ii) apply amounts held in the Collection Account, for future distribution to Certificateholders in subsequent months in discharge of any such obligation to make P&I Advances with respect to the Mortgage Loans aggregating the total amount of P&I Advances to be made. Any amounts held in the Collection Account for future distribution and so used to make P&I Advances with respect to the Mortgage Loans shall be appropriately reflected in the Master Servicer's records and replaced by the Master Servicer by deposit in the Collection Account on or before the next succeeding P&I Advance Date (to the extent not previously replaced through the deposit of Late Collections of the delinquent principal and/or interest in respect of which P&I Advances were made). The Master Servicer shall notify the Certificate Administrator of (i) the aggregate amount of P&I Advances with respect to the Mortgage Loans for a Distribution Date and (ii) the amount of any Nonrecoverable P&I Advances with respect to the Mortgage Loans for such Distribution Date, on or before two (2) Business Days prior to such Distribution Date. If the Master Servicer fails to make a required P&I Advance by 4:00 p.m., New York City time, on any P&I Advance Date, the Trustee shall make such P&I Advance pursuant to Section 7.05 by noon, New York City time, on the related Distribution Date, unless the Master Servicer shall have cured such failure (and provided written notice of such cure to the Trustee and the Certificate Administrator) by 11:00 a.m., New York City time, on such Distribution Date. In the event that the Master Servicer fails to make a required P&I Advance hereunder, the Certificate Administrator shall notify the Trustee of such circumstances by 4:30 p.m., New York City time, on the related P&I Advance Date. Notwithstanding the foregoing, the portion of any P&I Advance equal to the CREFC® Intellectual Property Royalty License Fee for the related Mortgage Loans shall not be remitted to the Certificate Administrator for deposit into the Lower-Tier REMIC Distribution Account but shall be deposited into the Collection Account for payment to CREFC® on such Distribution Date.

(b)   Subject to Section 4.03(c) and Section 4.03(e) below, the amount of P&I Advances to be made by the Master Servicer with respect to any Distribution Date and each Mortgage Loan, shall be equal to: (i) the Periodic Payments (net of related Servicing Fees) other than Balloon Payments, that were due on the Mortgage Loans (including any Non-Serviced Mortgage Loan) and any REO Loan (other than any portion of an REO Loan related to a Companion Loan) during the related Collection Period and delinquent as of the close of business on the Business Day preceding the related P&I Advance Date (or not advanced by any Sub-Servicer on behalf of the Master Servicer) and (ii) with respect to each Mortgage Loan delinquent in respect of its Balloon Payment as of the P&I Advance Date (including any REO Loan (other than any portion of an REO Loan related to a Companion Loan) as to which the related Balloon Payment would have been past due), an amount equal to the Assumed Scheduled Payment therefor. Subject to subsection (c) below, the obligation of the Master Servicer to make such P&I Advances is mandatory, and with respect to any Mortgage Loan (including any Non-Serviced Mortgage Loan) or REO Loan (other than any portion of an REO Loan related to a Companion Loan), shall continue until the Distribution Date on which the proceeds, if any, received in connection with a Liquidation Event or the disposition of the REO Property, as the

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case may be, with respect thereto are to be distributed. No P&I Advances shall be made with respect to any Companion Loan or Trust Subordinate Companion Loan.

(c)   Notwithstanding anything herein to the contrary, no P&I Advance shall be required to be made hereunder if such P&I Advance would, if made, constitute a Nonrecoverable P&I Advance. With respect to each Non-Serviced Mortgage Loan, the Master Servicer will be required to make its determination (based on information provided by the applicable Non-Serviced Master Servicer and Non-Serviced Special Servicer) that it has made a P&I Advance on such Non-Serviced Mortgage Loan that is a Nonrecoverable Advance or that any proposed P&I Advance would, if made, constitute a Nonrecoverable Advance with respect to such Non-Serviced Mortgage Loan independently of any determination made by the applicable Non-Serviced Master Servicer or the applicable Non-Serviced Special Servicer, as the case may be, under the applicable Non-Serviced Pooling Agreement in respect of the related Non-Serviced Companion Loan. If the Master Servicer or Special Servicer determines that a proposed P&I Advance with respect to a Non-Serviced Mortgage Loan, if made, or any outstanding P&I Advance with respect to a Non-Serviced Mortgage Loan previously made, would be, or is, as applicable, a Nonrecoverable Advance, the Master Servicer shall provide the applicable Non-Serviced Master Servicer and Non-Serviced Special Servicer written notice of such determination within two (2) Business Days of the date of such determination. If the Master Servicer receives written notice from the related Non-Serviced Master Servicer or the related Non-Serviced Special Servicer, as the case may be, that either has determined in accordance with the applicable Non-Serviced Pooling Agreement with respect to a Non-Serviced Companion Loan, that any proposed advance under the applicable Non-Serviced Pooling Agreement that is similar to a P&I Advance would be, or any outstanding advance under such Non-Serviced Pooling Agreement that is similar to a P&I Advance is, a nonrecoverable advance, then the Master Servicer or the Trustee may, based upon such determination, determine that any P&I Advance previously made or proposed to be made with respect to the related Non-Serviced Mortgage Loan, will be a Nonrecoverable P&I Advance. Thereafter, in either case, the Master Servicer shall not be required to make any additional P&I Advances with respect to the related Non-Serviced Mortgage Loan unless and until the Master Servicer or the Trustee, as the case may be, determines that any such additional P&I Advances with respect to the related Non-Serviced Mortgage Loan would not be a Nonrecoverable P&I Advance, which determination may be as a result of consultation with the related Non-Serviced Master Servicer or the related Non-Serviced Special Servicer, as the case may be, or otherwise. For the avoidance of doubt, the Master Servicer or the Trustee, as the case may be, shall have the sole discretion provided in this Agreement to determine that any future P&I Advance or outstanding P&I Advance would be, or is, as applicable, a Nonrecoverable Advance.

(d)   In connection with the recovery of any P&I Advance out of the Collection Account, pursuant to Section 3.05(a), the Master Servicer shall be entitled to pay the Trustee and itself (in that order of priority) as the case may be, out of any amounts then on deposit in the Collection Account (but in no event from any funds allocable to a Serviced Companion Noteholder or a Trust Subordinate Companion Loan (unless related thereto), except to the extent permitted pursuant to the terms of the related Intercreditor Agreement), interest at the Reimbursement Rate in effect from time to time, accrued on the amount of such P&I Advance from the date made to but not including the date of reimbursement; provided, however, that no interest will accrue on any P&I Advance (i) made with respect to a Mortgage Loan until after the related Due Date has passed and any applicable Grace Period has expired or (ii) if the related Periodic Payment is received after the Determination Date but on or prior to the related P&I Advance Date. The Master Servicer shall reimburse itself and/or the Trustee, as the case may be, for any outstanding P&I Advance, subject to Section 3.17 of this Agreement, as soon as practicably possible after funds available for such purpose are deposited in the Collection Account.

(e) Notwithstanding the foregoing, (i) neither the Master Servicer nor the Trustee shall make an advance for Excess Interest, Yield Maintenance Charges, Default Interest, late payment charges, prepayment premiums, Balloon Payment or any P&I Advance with respect to any Companion Loan or Trust Subordinate Companion Loan and (ii) if an Appraisal Reduction Amount has been made with respect to any Mortgage Loan (or, in the case of a Non-Serviced Whole Loan, an Appraisal Reduction Amount has been made in accordance with the related Non-Serviced Pooling Agreement and the Master Servicer has notice of such Appraisal Reduction Amount) then in the event of subsequent delinquencies thereon, the interest portion of the P&I Advance in respect of such Mortgage Loan for the related Distribution Date shall be reduced (it being herein acknowledged that there shall be no reduction in the principal portion of such P&I Advance) to equal the product of (x) the amount of the interest portion of such P&I Advance for such Mortgage Loan for such Distribution Date without regard to this clause (ii), and (y) a fraction, expressed as a percentage, the numerator of which is equal to the Stated Principal Balance of such Mortgage Loan immediately prior to such Distribution Date, net of the related Appraisal Reduction Amount (or, in the case of a Serviced Whole Loan, the portion of such Appraisal Reduction Amount allocated to the related Mortgage Loan), if any, and the denominator of which is equal to the Stated Principal Balance of such Mortgage Loan immediately prior to such Distribution Date. For purposes of the immediately preceding sentence, the Periodic Payment due on the Maturity Date for a Balloon Mortgage Loan will be the Assumed Scheduled Payment for the related Distribution Date.

(f) In no event shall either the Master Servicer or the Trustee be required to make a P&I Advance with respect to any Companion Loan.

Section 4.04 Allocation of Realized Losses. (a) On each Distribution Date, immediately following the distributions to be made on such date pursuant to Section 4.01, the Certificate Administrator shall calculate the amount, if any, by which (X)(i) the aggregate Stated Principal Balance (for purposes of this calculation only, not giving effect to any reductions of the Stated Principal Balance for payments of principal collected on the Mortgage Loans that were used to reimburse any Workout-Delayed Reimbursement Amounts pursuant to Section 3.05(a)(v) to the extent such Workout-Delayed Reimbursement Amounts are not otherwise determined to be Nonrecoverable Advances) of the Mortgage Loans and any REO Loans (excluding any portion allocable to any related Companion Loan or Trust Subordinate Companion Loan, if applicable) expected to be outstanding immediately following such Distribution Date, is less than (ii) the then aggregate Certificate Balance of the Principal Balance Certificates [(other than the Class [A-S], Class [B] and Class [C] Certificates)] and Class [EC] Components after giving effect to distributions of principal on such Distribution Date (any such deficit, the "Realized Loss") and (Y) with respect to each Trust Subordinate Companion Loan (i) the Stated Principal Balance of such Trust Subordinate Companion Loan (including the assumed Stated Principal Balance if such Trust Subordinate Companion Loan has become an

REO Loan) expected to be outstanding immediately following such Distribution Date is less than (ii) the aggregate Certificate Balance of the Class [LOAN-SPECIFIC] Certificates after giving effect to distributions of principal on such Distribution Date (any such deficit with respect to the Class [LOAN-SPECIFIC] Certificates, the "[LOAN-SPECIFIC] Realized Loss"). Any allocation of Realized Losses to a Class of Regular Certificates or of [LOAN-SPECIFIC] Realized Losses to the Class [LOAN-SPECIFIC] Certificates, as applicable, shall be made by reducing the Certificate Balance thereof by the amount so allocated. Any Realized Losses or [LOAN-SPECIFIC] Realized Losses, as applicable, so allocated to a Class of Regular Certificates or Class [LOAN-SPECIFIC] Certificates, as applicable, shall be allocated among the respective Certificates of such Class in proportion to the Percentage Interests evidenced thereby. The allocation of Realized Losses or [LOAN-SPECIFIC] Realized Losses, as applicable, shall constitute an allocation of losses and other shortfalls experienced by the Trust. Reimbursement of previously allocated Realized Losses or [LOAN-SPECIFIC] Realized Losses, as applicable, will not constitute distributions of principal for any purpose and will not result in an additional reduction in the Certificate Balance of the Class of Certificates in respect of which any such reimbursement is made. With respect to any Class of Principal Balance Certificates, to the extent any Nonrecoverable Advances (plus interest thereon) that were reimbursed from principal collections on the Mortgage Loans and previously resulted in a reduction of the Principal Distribution Amount are subsequently recovered on the related Mortgage Loan, the amount of such recovery will be added to the Certificate Balance of the Class or Classes of Principal Balance Certificates that previously were allocated Realized Losses, in sequential order, in each case up to the amount of the unreimbursed Realized Losses allocated to such Class of Principal Balance Certificates.

(b)   On each Distribution Date, the Certificate Balances of the Principal Balance Certificates and the Class [EC] Components will be reduced without distribution, as a write-off to the extent of any Realized Losses, if any, allocable to such Certificates and Class [EC] Components with respect to such Distribution Date. Any such write off shall be allocated *first*, to the Class [NR] Certificates, *second*, to the Class [F] Certificates, *third*, to the Class [E] Certificates, *fourth*, to the Class [D] Certificates, *fifth*, to the Class [C] Regular Interest (and correspondingly, to the Class [C] Certificates and the Class [EC] certificates, pro rata based on their respective percentage interests in the Class [C] Regular Interest), *sixth*, to the Class [B] Regular Interest (and correspondingly, to the Class [B] Certificates and the Class [EC] certificates, *pro rata* based on their respective percentage interests in the Class [B] Regular Interest); *seventh*, to the Class [A] Class [EC] Components (and correspondingly, to the Class [A] Certificates and the Class [EC] certificates, *pro rata* based on their respective percentage interests in the Class [A] Class [EC] Components) and *then*, *pro rata* (based on their respective Certificate Balances), Class [A-1], Class [A-2], Class [A-3], Class [A-4], Class [A-5] and Class [A-SB] Certificates, in each case until the remaining Certificate Balances of such Classes of Certificates have been reduced to zero. On each Distribution Date, the Certificate Balance of the Class [LOAN-SPECIFIC] Certificates will be reduced without distribution as a write-off to the extent of any [LOAN-SPECIFIC] Realized Losses attributable to the related Trust Subordinate Companion Loan in accordance with Section 4.04(a). Any such write-off with respect to the Trust Subordinate Companion Loan shall be allocated to the Class [LOAN-SPECIFIC] Certificates until the remaining Certificate Balance of such Class has been reduced to zero.

(c)   With respect to any Distribution Date, any Realized Losses allocated to a Class of Principal Balance Certificates pursuant to Section 4.04(a) or Section 4.04(b), respectively, with respect to such Distribution Date shall reduce the Lower-Tier Principal Amount of the Related Lower-Tier Regular Interest with respect thereto as a write-off.

(d)   With respect to each Class of Exchangeable Certificates and the Class [EC] Certificates, for purposes of determining allocations and distributions under Section 4.01(a) of this Agreement as between the Exchangeable Certificates and the Class [EC] Certificates and this Section 4.04, all allocations of Realized Losses to each Class of Exchangeable Certificates for any Distribution Date shall be determined without regard to any exchange of such Exchangeable Certificates for Class [EC] Certificates; provided, however, that all amounts of Realized Losses that would otherwise be allocable to Exchangeable Certificates that have been exchanged for Class [EC] Certificates shall be allocated to such Class [EC] Certificates, without duplication.

Section 4.05 Appraisal Reduction Amounts.   (a) For purposes of (x) determining the Controlling Class (and whether a Control Termination Event has occurred and is continuing) and (y) determining the Voting Rights of the related Classes for purposes of removal of the Special Servicer or the Operating Advisor, Appraisal Reduction Amounts (with respect to a Serviced Whole Loan, to the extent allocated to the related Mortgage Loan) will be allocated to each Class of Certificates (other than the Class [EC] and each Class [EC] Components) in reverse sequential order to notionally reduce the related Certificate Balances until the Certificate Balance of each such Class is reduced to zero (i.e., *first*, to Class [__] certificates, *second*, to the Class [__] certificates, *third*, to the Class [__] certificates, *fourth*, to the Class [A-S] Regular Interest (and correspondingly, to the Class [A-S] certificates and the Class [EC] certificates, *pro rata* based on their respective percentage interests in the Class [A-S] Regular Interest), *fifth*, to the Class [B] Regular Interest (and correspondingly, to the Class [B] certificates and the Class [EC] certificates, *pro rata* based on their respective percentage interests in the Class [B] Regular Interest), *sixth*, to the Class [C] Regular Interest (and correspondingly, to the Class [C] certificates and the Class [EC] certificates, *pro rata* based on their respective percentage interests in the Class [C] Regular Interest), and finally, *pro rata* based on their respective interest entitlements, to the Senior Certificates). Following receipt from the Special Servicer, the Master Servicer shall notify the Certificate Administrator of the amount of any Appraisal Reduction Amount with respect to each Mortgage Loan and Trust Subordinate Companion Loan (which notification may be satisfied through delivery of such information included in the CREFC® Loan Periodic Update File or the CREFC® Appraisal Reduction Amount Template included in the CREFC® Investor Reporting Package). Based on information in its possession, the Certificate Administrator shall determine from time to time which Class of Certificates is the Controlling Class. The Certificate Administrator shall provide notice of the identity of the Controlling Class as set forth in Section 3.23(m). With respect to any Appraisal Reduction Amount calculated for purposes of determining the Controlling Class, the appraised value of the related Mortgaged Property will be determined on an "as-is" basis.

(b)   (i) The Holders of the majority of Voting Rights of any Class of Control Eligible Certificates that is determined at any time of determination to no longer be the Controlling Class (any such Class, an "Appraised-Out Class") as a result of an Appraisal Reduction Amount in respect of such Class shall have the right, at their sole expense, to require the Special Servicer to order a second Appraisal with respect to any Mortgage Loan (or Serviced Whole Loan) for which an Appraisal Reduction Event has occurred (such Holders, the "Requesting Holders"). The Special Servicer shall use its reasonable best efforts to ensure that such second Appraisal is delivered within thirty (30) days from receipt of the Requesting Holders' written request and shall ensure that such Appraisal is prepared on an "as-is" basis by an MAI appraiser (provided that such MAI appraiser may not be the same MAI appraiser that provided the Appraisal in respect of which the Requesting Holders are requesting the Special Servicer to obtain an additional Appraisal).

(ii)	Upon receipt of any supplemental Appraisal pursuant to clause (i) above, the Special Servicer shall determine, in accordance with the Servicing Standard, whether, based on its assessment of such supplemental Appraisal, any recalculation of the Appraisal Reduction Amount is warranted, and if so warranted, the Special Servicer shall recalculate the Appraisal Reduction Amount based on such supplemental appraisal. If required by such recalculation, the Appraised-Out Class shall be reinstated as the Controlling Class and each other Appraised-Out Class shall, if applicable, have its related Certificate Balance notionally restored to the extent required by such recalculation of the Appraisal Reduction Amount. The Holders of an Appraised-Out Class requesting any supplemental Appraisal pursuant to clause (i) above shall refrain from exercising any direction, control, consent and/or similar rights of the Controlling Class until such time, if any, as the Class is reinstated as the Controlling Class (such period beginning upon receipt by the Special Servicer of any request to obtain a supplemental Appraisal pursuant to clause (i) above to but excluding the date on which either (A) the Special Servicer determines that no recalculation of the Appraisal Reduction Amount is warranted or (B) the Special Servicer recalculates the Appraisal Reduction Amount based on the supplemental Appraisal, the "Appraisal Review Period"). The rights of the Controlling Class during each Appraisal Review Period shall be exercised by the most senior Control Eligible Certificates, if any.

(c)	With respect to each Mortgage Loan (other than a Non-Serviced Mortgage Loan), the Trust AB Whole Loan and each Serviced Whole Loan as to which an Appraisal Reduction Event has occurred (unless such Mortgage Loan, Serviced Whole Loan or Trust AB Whole Loan has become a Corrected Loan (for such purposes taking into account any amendment or modification of such Mortgage Loan, any related Companion Loan, Trust Subordinate Companion Loan or Serviced Whole Loan)), the Special Servicer shall (1) within thirty (30) days of each anniversary of the related Appraisal Reduction Event, and (2) upon its determination that the value of the related Mortgaged Property has materially changed, notify the Master Servicer of the occurrence of such anniversary or determination and order an Appraisal (which may be an update of a prior Appraisal), the cost of which shall be paid by the Master Servicer as a Servicing Advance or to the extent it would be a Nonrecoverable Advance, an expense of the Trust, or conduct an internal valuation, as applicable and, promptly following receipt of any such Appraisal or performance of such valuation (or receipt of any Appraisal obtained in accordance with Section 4.05(b) above), shall deliver a copy thereof to the Master Servicer, the Certificate Administrator, the Trustee, the Operating Advisor and, prior to the occurrence of any Consultation Termination Event, the Directing Certificateholder. Based upon such Appraisal or internal valuation (or any Appraisal obtained in accordance with Section 4.05(b) above) and receipt of information reasonably requested by the Special Servicer

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from the Master Servicer necessary to calculate the Appraisal Reduction Amount that is either in the Master Servicer's possession or reasonably obtainable by the Master Servicer, the Special Servicer shall determine or redetermine, as applicable, and report to the Master Servicer, the Certificate Administrator, the Trustee, the Operating Advisor and, prior to the occurrence of any Consultation Termination Event, the Directing Certificateholder, the amount and calculation or recalculation of the Appraisal Reduction Amount with respect to such Mortgage Loan, Companion Loan, Trust Subordinate Companion Loan, Serviced Whole Loan or Trust AB Whole Loan, as applicable, and such report shall be delivered in the CREFC® Appraisal Reduction Amount Template format; provided, however, that the Special Servicer shall not be liable for failure to comply with such duties insofar as such failure results from a failure of the Master Servicer to provide sufficient information to the Special Servicer to comply with such duties or failure by the Master Servicer to otherwise comply with its obligations hereunder. Such report shall also be forwarded by the Master Servicer (or the Special Servicer if the related Mortgage Loan is a Specially Serviced Mortgage Loan), to the extent the related Serviced Companion Loan has been included in an Other Securitization, to the Other Servicer of such Other Securitization into which the related Serviced Companion Loan has been sold, or to the holder of any related Serviced Companion Loan by the Master Servicer (or the Special Servicer if the related Mortgage Loan is a Specially Serviced Mortgage Loan). If the Special Servicer is required to redetermine the Appraisal Reduction Amount, such redetermined Appraisal Reduction Amount shall replace the prior Appraisal Reduction Amount with respect to such Mortgage Loan, Companion Loan, Trust Subordinate Companion Loan, Serviced Whole Loan or Trust AB Whole Loan, as applicable. Prior to the occurrence of a Consultation Termination Event, the Special Servicer shall consult with the Directing Certificateholder with respect to any Appraisal, valuation or downward adjustment in connection with an Appraisal Reduction Amount. Notwithstanding the foregoing but subject to Section 4.05(b), the Special Servicer will not be required to obtain an Appraisal or conduct an internal valuation, as applicable, with respect to a Mortgage Loan or related Companion Loan, Trust Subordinate Companion Loan, Serviced Whole Loan or Trust AB Whole Loan as to which an Appraisal Reduction Event has occurred to the extent the Special Servicer has obtained an Appraisal or conducted such a valuation (in accordance with requirements of this Agreement), as applicable, with respect to the related Mortgaged Property within the twelve-month period immediately prior to the occurrence of such Appraisal Reduction Event. Instead, the Special Servicer may use such prior Appraisal or valuation, as applicable, in calculating any Appraisal Reduction Amount with respect to such Mortgage Loan or related Companion Loan, Trust Subordinate Companion Loan, Serviced Whole Loan or Trust AB Whole Loan; provided that the Special Servicer is not aware of any material change to the related Mortgaged Property having occurred and affecting the validity of such Appraisal or valuation.

The Master Servicer shall deliver by electronic mail to the Special Servicer any information in its possession that is reasonably required to determine, calculate, redetermine or recalculate any Appraisal Reduction Amount, using reasonable efforts to deliver such information, within four (4) Business Days following the Special Servicer's reasonable request therefor (which request shall be made promptly, but in no event later than ten (10) Business Days, after the Special Servicer's receipt of the applicable Appraisal or preparation of the applicable internal valuation); provided, the Special Servicer's failure to timely make such request shall not relieve the Master Servicer of its obligation to use reasonable efforts to provide such information to the Special Servicer within four (4) Business Days following the Special Servicer's reasonable request.

(d) Any Mortgage Loan (other than a Non-Serviced Mortgage Loan), any related Serviced Companion Loan or Trust Subordinate Companion Loan and any Serviced Whole Loan or Trust AB Whole Loan, as applicable, previously subject to an Appraisal Reduction Amount, which has become a Corrected Loan (for such purposes taking into account any amendment or modification of such Mortgage Loan, any related Serviced Companion Loan or Trust Subordinate Companion Loan and any Serviced Whole Loan or Trust AB Whole Loan, as applicable), and with respect to which no other Appraisal Reduction Event has occurred and is continuing, will no longer be subject to an Appraisal Reduction Amount. Any Appraisal Reduction Amount in respect of a Non-Serviced Whole Loan shall be calculated by the applicable party under and in accordance with and pursuant to the terms of the applicable Non-Serviced Pooling Agreement.

(e) Each Serviced Whole Loan and the Trust AB Whole Loan will be treated as a single Mortgage Loan for purposes of calculating an Appraisal Reduction Amount with respect to the Mortgage Loan and Companion Loan(s) (or Trust Subordinate Companion Loan) that comprise such Serviced Whole Loan (or Trust AB Whole Loan, as applicable). Any Appraisal Reduction Amount in respect of a Serviced AB Whole Loan (or Trust AB Whole Loan) will be allocated in accordance with the related Intercreditor Agreement or, if no allocation is specified in the related Intercreditor Agreement, then, first, to the related AB Subordinate Companion Loan (or Trust Subordinate Companion Loan, as applicable) (until its principal balance is notionally reduced to zero by such Appraisal Reduction Amounts) and second, to the related AB Mortgage Loan (or Trust AB Mortgage Loan, as applicable). Any Appraisal Reduction Amount in respect of any Serviced Pari Passu Whole Loan will be allocated in accordance with the related Intercreditor Agreement or, if no allocation is specified in the related Intercreditor Agreement, then, *pro rata*, between the related Serviced Pari Passu Mortgage Loan and the related Serviced Pari Passu Companion Loan, based upon their respective Stated Principal Balances.

Section 4.06 Grantor Trust Reporting. (a) The parties intend that the portions of the Trust Fund constituting the Grantor Trust, shall constitute, and that the affairs of the Trust (exclusive of the Lower-Tier REMIC, the Upper-Tier REMIC and [LOAN-SPECIFIC] Trust Subordinate Companion Loan REMIC) shall be conducted so as to qualify such portion as, a "grantor trust" under subpart E, part I of subchapter J of the Code, and the provisions hereof shall be interpreted consistently with this intention. In furtherance of such intention, neither the Trustee nor the Certificate Administrator shall have the power to vary the investment of the Class [EC] and Class [ARD] Certificateholders in the Grantor Trust so as to improve their rate of return. The Certificate Administrator shall prepare or cause to be prepared, submit to the Trustee for execution (and the Trustee shall timely execute and timely return to the Certificate Administrator) and timely file all Tax Returns in respect of the Grantor Trust. In addition, the Certificate Administrator shall (A) file, or cause to be filed, Internal Revenue Service Form 1041 (or, in the event the Grantor Trust is a WHFIT, information will be provided on Form 1099) or such other form as may be applicable with the Internal Revenue Service with copies of the statements in the following clause and (B) furnish, or cause to be furnished, to the Class [EC] and Class [ARD] Certificateholders, their allocable share of income and expense with respect to

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the Exchangeable Certificates and the Class [EC] Distribution Account, and the Excess Interest and Excess Interest Distribution Account, respectively, in the time or times and in the manner required by the Code.

(b)   The Grantor Trust is a WHFIT that is a WHMT. The Certificate Administrator will report as required under the WHFIT Regulations to the extent such information as is reasonably necessary to enable the Certificate Administrator to do so is provided to the Certificate Administrator on a timely basis. The Certificate Administrator is hereby directed to assume that DTC is the only "middleman" as defined by the WHFIT Regulations unless the Depositor provides the Certificate Administrator with the identities of other "middlemen" that are Certificateholders. The Certificate Administrator shall be entitled to indemnification in accordance with the terms of this Agreement in the event that the Internal Revenue Service makes a determination that the first sentence of this paragraph is incorrect.

(c)   The Certificate Administrator shall report required WHFIT information using the accrual method, except to the extent the WHFIT Regulations specifically require a different method. The Certificate Administrator shall be under no obligation to determine whether any Certificateholder uses the cash or accrual method. The Certificate Administrator shall make available (via its website) WHFIT information to Certificateholders annually. In addition, the Certificate Administrator shall not be responsible or liable for providing subsequently amended, revised or updated information to any Certificateholder, unless requested by the Certificateholder.

(d)   The Certificate Administrator shall not be liable for failure to meet the reporting requirements of the WHFIT Regulations nor for any penalties thereunder if such failure is due to: (i) the lack of reasonably necessary information being provided to the Certificate Administrator or (ii) incomplete, inaccurate or untimely information being provided to the Certificate Administrator. Each holder of Class [ARD] or Class [EC] Certificates, by acceptance of its interest in such class of securities, will be deemed to have agreed to provide the Certificate Administrator with information regarding any sale of such securities, including the price, amount of proceeds and date of sale. Absent receipt of information regarding any sale of Class [ARD] or Class [EC] Certificates, including the price, amount of proceeds and date of sale from the beneficial owner thereof or the Depositor, the Certificate Administrator shall assume there is no secondary market trading of WHFIT interests.

(e)   To the extent required by the WHFIT Regulations, the Certificate Administrator shall use reasonable efforts to publish on an appropriate website the CUSIP for the Class [ARD] Certificates. The CUSIP so published will represent the Rule 144A CUSIP. The Certificate Administrator shall make reasonable good faith efforts to keep the website accurate and updated to the extent such CUSIP has been received. Absent the receipt of such CUSIP, the Certificate Administrator will use a reasonable identifier number in lieu of a CUSIP. The Certificate Administrator shall not be liable for investor reporting delays that result from the receipt of inaccurate or untimely CUSIP information.

Section 4.07   Investor Q&A Forum; Investor Registry; and Rating Agency Q&A Forum and Document Request Tool. (a) The Certificate Administrator shall make available, only to Privileged Persons, the Investor Q&A Forum. The "Investor Q&A Forum" shall be a service available on the Certificate Administrator's Website, where (i) Certificateholders and beneficial owners of Certificates that are Privileged Persons may submit questions to (A) the Certificate Administrator relating to the Statement to Certificateholders, (B) the Master Servicer or the Special Servicer, as applicable, relating to the reports being made available pursuant to Section 3.13(b), the Mortgage Loans (excluding any Non-Serviced Mortgage Loan) or the related Mortgaged Properties or (C) the Operating Advisor relating to the Operating Advisor Annual Report or other reports prepared by the Operating Advisor or actions by the Special Servicer referenced in any Operating Advisor Annual Report (each an "Inquiry" and collectively, "Inquiries"), and (ii) Privileged Persons may view Inquiries that have been previously submitted and answered, together with the answers thereto. Upon receipt of an Inquiry for the Master Servicer, the Special Servicer, Certificate Administrator or the Operating Advisor, as applicable, and in the case of any Inquiry relating to a Non-Serviced Mortgage Loan, to the related Non-Serviced Master Servicer or related Non-Serviced Special Servicer, as applicable, the Certificate Administrator shall forward the Inquiry to the appropriate person (in the case of the Master Servicer to the following: [EMAIL ADDRESS]), in each case within a commercially reasonable period of time following receipt thereof. Following receipt of an Inquiry, the Master Servicer, the Special Servicer, the Certificate Administrator or the Operating Advisor, as applicable, unless such party determines not to answer such Inquiry as provided below, shall reply to the Inquiry, which reply of the Master Servicer, Special Servicer or the Operating Advisor, as applicable, shall be delivered to the Certificate Administrator by electronic mail. In the case of an Inquiry relating to a Non-Serviced Mortgage Loan, the Certificate Administrator shall make reasonable efforts to obtain an answer from the related Non-Serviced Master Servicer or the related Non-Serviced Special Servicer, as applicable; provided that the Certificate Administrator shall not be responsible for the content of such answer or any delay or failure to obtain such answer. The Certificate Administrator shall post (within a commercially reasonable period of time following preparation or receipt of such answer, as the case may be) such Inquiry and the related answer to the Certificate Administrator's Website. If the Certificate Administrator, the Master Servicer, the Special Servicer or the Operating Advisor determines, in its respective sole discretion, that (i) any Inquiry is beyond the scope of the topics described above, (ii) answering any Inquiry would not be in the best interests of the Trust and/or the Certificateholders, (iii) answering any Inquiry would be in violation of applicable law, the applicable Mortgage Loan documents or this Agreement, (iv) answering any Inquiry would materially increase the duties of, or result in significant additional cost or expense to, the Master Servicer, the Special Servicer, the Certificate Administrator or the Operating Advisor, as applicable, (v) answering any Inquiry would require the disclosure of Privileged Information (subject to the Privileged Information Exception, or (vi) answering any Inquiry is otherwise, for any reason, not advisable, it shall not be required to answer such Inquiry and, in the case of the Master Servicer, the Special Servicer or the Operating Advisor, shall promptly notify the Certificate Administrator of such determination. In addition, no party shall post or otherwise disclose any direct communications with the Directing Certificateholder as part of its response to any Inquiries. The Certificate Administrator shall notify the Person who submitted such Inquiry in the event that the Inquiry will not be answered. Any notice by the Certificate Administrator to the Person who submitted an Inquiry that will not be answered shall include the following statement: "Because the Pooling and Servicing Agreement provides that the Master Servicer, the Special Servicer, the Certificate Administrator and the Operating Advisor shall not answer an Inquiry if it determines, in its respective sole discretion, that (i) any Inquiry is beyond the scope of the topics described in the Pooling and Servicing Agreement, (ii) answering any Inquiry would not be in the best interests of the Trust and/or the Certificateholders, (iii) answering any Inquiry would be in violation of applicable law or the applicable Mortgage Loan documents, (iv) answering any Inquiry would materially increase the duties of, or result in significant additional costs or expenses to the Trustee, the Master Servicer, the Special Servicer, the Certificate Administrator or Operating Advisor, as applicable, (v) answering any Inquiry would require the disclosure of Privileged Information, or (vi) answering any Inquiry is otherwise, for any reason, not advisable, no inference should or may be drawn from the fact that the Master Servicer, the Special Servicer, the Certificate Administrator or the Operating Advisor has declined to answer the Inquiry." Answers posted on the Investor Q&A Forum will be attributable only to the respondent, and shall not be deemed to be answers from any of the Depositor, the Underwriters or any of their respective Affiliates. None of the Underwriters, Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Trustee or the Operating Advisor or any of their respective Affiliates will certify to any of the information posted in the Investor Q&A Forum and no such party shall have any responsibility or liability for the content of any such information. The Certificate Administrator shall not be required to post to the Certificate Administrator's Website any Inquiry or answer thereto that the Certificate Administrator determines, in its sole discretion, is administrative or ministerial in nature. The Investor Q&A Forum will not reflect questions, answers and other communications that are not submitted via the Certificate Administrator's Website. Notwithstanding the foregoing, the Operating Advisor shall not be required to respond to any Inquiries from Certificateholders for which its response would require the Operating Advisor to provide information to such inquiring Certificateholders that they are otherwise not entitled to receive under the terms of this Agreement.

(b) The Certificate Administrator shall make available to any Certificateholder and any Certificate Owner that is a Privileged Person, the Investor Registry. The "Investor Registry" shall be a voluntary service available on the Certificate Administrator's Website, where Certificateholders and Certificate Owners that are Privileged Persons can register and thereafter obtain information with respect to any other Certificateholder or Certificate Owner that has so registered. Any person registering to use the Investor Registry will be required to certify that (a) it is a Certificateholder or a Certificate Owner and a Privileged Person and (b) it grants authorization to the Certificate Administrator to make its name and contact information available on the Investor Registry for at least forty-five (45) days from the date of such certification to persons entitled to access to the Investor Registry. Such Person shall then be asked to enter certain mandatory fields such as the individual's name, the company name and email address, as well as certain optional fields such as address, phone, and Class(es) of Certificates owned. If any Certificateholder or Certificate Owner notifies the Certificate Administrator that it wishes to be removed from the Investor Registry (which notice may not be within forty-five (45) days of its registration), the Certificate Administrator shall promptly remove it from the Investor Registry. The Certificate Administrator will not be responsible for verifying or validating any information submitted on the Investor Registry, or for monitoring or otherwise maintaining the accuracy of any information thereon. The Certificate Administrator may require acceptance of a waiver and disclaimer for access to the Investor Registry.

(c) The 17g-5 Information Provider shall make available, only to NRSROs, the Rating Agency Q&A Forum and Document Request Tool. The "Rating Agency Q&A

Forum and Document Request Tool" shall be a service available on the 17g-5 Information Provider's Website, where NRSROs may (i) submit questions to the Certificate Administrator relating to any Statements to Certificateholders, or submit questions to the Master Servicer or the Special Servicer, as applicable, relating to the reports prepared by such parties (each such submission, a "Rating Agency Inquiry"), and (ii) view Rating Agency Inquiries that have been previously submitted and answered, together with the responses thereto. In addition, NRSROs may use the forum to submit requests (each such submission also, a "Rating Agency Inquiry") to the Master Servicer for loan-level reports and other related information. Upon receipt of a Rating Agency Inquiry for the Master Servicer or the Special Servicer, the 17g-5 Information Provider shall forward the Rating Agency Inquiry to the appropriate person (in the case of the Master Servicer to the following: [EMAIL ADDRESS]), in each case within a commercially reasonable period of time following receipt thereof. Following receipt of a Rating Agency Inquiry from the 17g-5 Information Provider, the Master Servicer or the Special Servicer, as applicable, unless it determines not to answer such Rating Agency Inquiry as provided below, shall reply by email to the Certificate Administrator. The 17g-5 Information Provider shall post (within a commercially reasonable period of time following receipt of such response) such Rating Agency Inquiry with the related response thereto (or such reports, as applicable) to the Rating Agency Q&A Forum and Document Request Tool. Any reports posted by the 17g-5 Information Provider in response to an inquiry may be posted on a separate website or web page accessible by a link on the 17g-5 Information Provider's Website. If the Certificate Administrator, the Master Servicer or the Special Servicer determines, in its respective sole discretion, that (i) answering any Rating Agency Inquiry would be in violation of applicable law, the Servicing Standard, this Agreement or any Mortgage Loan documents, (ii) answering any Rating Agency Inquiry would or is reasonably expected to result in a waiver of an attorney-client privilege with, or the disclosure of attorney work product, or (iii) (A) answering any Rating Agency Inquiry would materially increase the duties of, or result in significant additional cost or expense to, the Certificate Administrator, the Master Servicer or the Special Servicer, as applicable, and (B) the Certificate Administrator, the Master Servicer or the Special Servicer, as applicable, determines in accordance with the Servicing Standard (or in good faith, in the case of the Certificate Administrator) that the performance of such duties or the payment of such costs and expenses is beyond the scope of its duties in its capacity as Certificate Administrator, Master Servicer or Special Servicer, as applicable, under this Agreement, it shall not be required to answer such Rating Agency Inquiry and shall promptly notify the 17g-5 Information Provider by email of such determination. The 17g-5 Information Provider shall promptly thereafter post the Rating Agency Inquiry with the reason it was not answered to the Rating Agency Q&A Forum and Document Request Tool. The 17g-5 Information Provider will not be liable for the failure by any other such Person to so answer. Questions posted on the Rating Agency Q&A Forum and Document Request Tool shall not be attributed to the submitting NRSRO. Answers posted on the Rating Agency Q&A Forum and Document Request Tool will be attributable only to the respondent, and shall not be deemed to be answers from any other person. None of the Underwriters, the Depositor, or any of their respective Affiliates will certify to any of the information posted in the Rating Agency Q&A Forum and Document Request Tool and no such party shall have any responsibility or liability for the content of any such information. The 17g-5 Information Provider shall not be required to post to the 17g-5 Information Provider's Website any Rating Agency Inquiry or answer thereto that the 17g-5 Information Provider determines, in its sole discretion, is administrative or ministerial in nature. The Rating Agency Q&A Forum and Document Request Tool will not reflect questions, answers and other communications that are not submitted via the 17g-5 Information Provider's Website.

[End of Article IV]

ARTICLE V

THE CERTIFICATES

Section 5.01   The Certificates.   (a) The Certificates will be substantially in the respective forms annexed hereto as Exhibits A-1 through and including A-24, with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Agreement or as may, in the reasonable judgment of the Certificate Registrar, be necessary, appropriate or convenient to comply, or facilitate compliance, with applicable laws, and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may be required by law, or as may, consistently herewith, be determined by the officers executing such Certificates, as evidenced by their execution thereof. The Class [LOAN-SPECIFIC] Certificates will be issued in minimum denominations of $100,000 and integral multiples of $1 in excess of $100,000. The Class X Certificates will be issuable only in minimum Denominations of authorized initial Notional Amount of not less than $1,000,000 and in integral multiples of $1.00 in excess thereof. The Offered Certificates (other than the Class [X-A] Certificates and Class [X-B] Certificates) will be issuable only in minimum Denominations of authorized initial Certificate Balance of not less than $10,000, and in integral multiples of $1.00 in excess thereof. The Non-Registered Certificates (other than the Class [X-C], Class [X-D], Class [X-E], Class [X-F], Class [X-NR], Class [R] and Class [ARD] Certificates) will be issuable in minimum Denominations of authorized initial Certificate Balance of not less than $100,000, and in integral multiples of $1.00 in excess thereof. If the Original Certificate Balance or initial Notional Amount, as applicable, of any Class does not equal an integral multiple of $1.00, then a single additional Certificate of such Class may be issued in a minimum denomination of authorized initial Certificate Balance or initial Notional Amount, as applicable, that includes the excess of (i) the Original Certificate Balance or initial Notional Amount, as applicable, of such Class over (ii) the largest integral multiple of $1.00 that does not exceed such amount. The Class [R] and Class [ARD] Certificates shall be issued, maintained and transferred in minimum percentage interests of 10% of such Class [R] or Class [ARD] Certificates and in integral multiples of 1% in excess thereof.

(b)   One authorized signatory shall sign the Certificates for the Certificate Registrar by manual or facsimile signature. If an authorized signatory whose signature is on a Certificate no longer holds that office at the time the Certificate Registrar countersigns the Certificate, the Certificate shall be valid nevertheless. A Certificate shall not be valid until an authorized signatory of the Certificate Registrar (who may be the same officer who executed the Certificate) manually countersigns the Certificate. The signature shall be conclusive evidence that the Certificate has been executed and countersigned under this Agreement.

Section 5.02   Form and Registration.   No transfer of any Non-Registered Certificate shall be made unless that transfer is made pursuant to an effective registration statement under the Securities Act, and effective registration or qualification under applicable state securities laws, or is made in a transaction which does not require such registration or qualification. If a transfer (other than one by the Depositor to an Affiliate thereof or by the Initial Purchasers to [DIRECTING CERTIFICATEHOLDER]) is to be made in reliance upon an exemption from the Securities Act, and under the applicable state securities laws, then either:

(a) Each Class of the Non-Registered Certificates sold to institutions that are non-United States Securities Persons in Offshore Transactions in reliance on Regulation S under the Act shall initially be represented by a temporary book-entry certificate in definitive, fully registered form without interest coupons, substantially in the applicable form set forth as an exhibit hereto (each a "Temporary Regulation S Book-Entry Certificate"), which shall be deposited on the Closing Date on behalf of the purchasers of the Non-Registered Certificates represented thereby with the Certificate Registrar, at its principal trust office, as custodian, for the Depository, and registered in the name of the Depository or the nominee of the Depository for the account of designated agents holding on behalf of Euroclear and/or Clearstream. Prior to the expiration of the 40-day period commencing on the later of the commencement of the offering and the Closing Date (the "Restricted Period"), beneficial interests in each Temporary Regulation S Book-Entry Certificate may be held only through Euroclear or Clearstream. After the expiration of the Restricted Period, a beneficial interest in a Temporary Regulation S Book-Entry Certificate may be exchanged for an interest in the related Regulation S Book-Entry Certificate in the applicable form set forth as an exhibit hereto in accordance with the procedures set forth in Section 5.03(f). During the Restricted Period, distributions due in respect of a beneficial interest in a Temporary Regulation S Book-Entry Certificate shall only be made upon delivery to the Certificate Registrar by Euroclear or Clearstream, as applicable, of a Non-U.S. Beneficial Ownership Certification. After the expiration of the Restricted Period, distributions due in respect of any beneficial interests in a Temporary Regulation S Book-Entry Certificate shall not be made to the holders of such beneficial interests unless exchange for a beneficial interest in the Regulation S Book-Entry Certificate of the same Class is improperly withheld or refused. The aggregate Certificate Balance of a Temporary Regulation S Book-Entry Certificate or a Regulation S Book-Entry Certificate may from time to time be increased or decreased by adjustments made on the records of the Certificate Registrar, as custodian for the Depository, as hereinafter provided.

On the Closing Date, the Certificate Administrator shall execute, the Authenticating Agent shall authenticate, and the Certificate Administrator shall deliver to the Certificate Registrar the Regulation S Book-Entry Certificates, which shall be held by the Certificate Registrar for purposes of effecting the exchanges contemplated by the preceding paragraph. [CERTIFICATE ADMINISTRATOR] is hereby initially appointed the Authenticating Agent with the power to act, on the Trustee's behalf, in the authentication and delivery of the Certificates in connection with transfers and exchanges as herein provided. If [CERTIFICATE ADMINISTRATOR] is removed as Certificate Administrator, then [CERTIFICATE ADMINISTRATOR] shall be terminated as Authenticating Agent. If the Authenticating Agent is terminated, the Trustee shall appoint a successor authenticating agent, which may be the Trustee or an Affiliate thereof.

The Class [LOAN-SPECIFIC] Certificates shall not be offered in Offshore Transactions in reliance on Regulation S under the Act.

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(b)   Certificates of each Class of Non-Registered Certificates offered and sold to Qualified Institutional Buyers in reliance on Rule 144A under the Act ("Rule 144A") shall be represented by Rule 144A Book-Entry Certificates, which shall be deposited with the Certificate Registrar or an agent of the Certificate Registrar, as custodian for the Depository, and registered in the name of the Depository or a nominee of the Depository. The aggregate Certificate Balance of a Rule 144A Book-Entry Certificate may from time to time be increased or decreased by adjustments made on the records of the Certificate Registrar, as custodian for the Depository, as hereinafter provided. The Class [LOAN-SPECIFIC] Certificates may only be offered and sold to Qualified Institutional Buyers in reliance on Rule 144A.

(c)   Certificates of each Class of Non-Registered Certificates that are initially offered and sold to investors that are Institutional Accredited Investors that are not Qualified Institutional Buyers (the "Non-Book Entry Certificates") shall be in the form of Definitive Certificates, substantially in the applicable form set forth as an exhibit hereto, and shall be registered in the name of such investors or their nominees by the Certificate Registrar who shall deliver the certificates for such Non-Book Entry Certificates to the respective beneficial owners or owners. The Class [LOAN-SPECIFIC] Certificates shall not be offered, sold or transferred to investors that are Institutional Accredited Investors who are not also Qualified Institutional Buyers. For the avoidance of doubt, the Class [R] Certificates shall only be in the form of Definitive Certificates.

(d)   Owners of beneficial interests in Book-Entry Certificates of any Class shall not be entitled to receive physical delivery of certificated Certificates unless: (i) the Depository advises the Certificate Registrar in writing that the Depository is no longer willing or able to discharge properly its responsibilities as depository with respect to the Book-Entry Certificates of such Class or ceases to be a Clearing Agency, and the Certificate Registrar and the Depository are unable to locate a qualified successor within ninety (90) days of such notice or (ii) the Trustee has instituted or has been directed to institute any judicial proceeding to enforce the rights of the Holders of such Class and the Trustee has been advised by counsel that in connection with such proceeding it is necessary or appropriate for the Certificate Registrar to obtain possession of the Certificates of such Class; provided, however, that under no circumstances will certificated Non-Registered Certificates be issued to beneficial owners of a Temporary Regulation S Book-Entry Certificate. Upon notice of the occurrence of any of the events described in clause (i) or (ii) above with respect to any Certificates of a Class that are in the form of Book-Entry Certificates and upon surrender by the Depository of any Book-Entry Certificate of such Class and receipt from the Depository of instructions for re-registration, the Certificate Registrar shall issue Certificates of such Class in the form of Definitive Certificates (bearing, in the case of a Definitive Certificate issued for a Rule 144A Book-Entry Certificate, the same legends regarding transfer restrictions borne by such Book-Entry Certificate), and thereafter the Certificate Registrar shall recognize the Holders of such Definitive Certificates as Certificateholders under this Agreement. Unless and until Definitive Certificates are issued in respect of a Class of Book-Entry Certificates, beneficial ownership interests in such Class of Certificates will be maintained and transferred on the book entry records of the Depository and Depository Participants, and all references to actions by Holders of such Class of Certificates will refer to action taken by the Depository upon instructions received from the related registered Holders of Certificates through the Depository Participants in accordance with the Depository's procedures and, except as otherwise set forth herein, all references herein to payments, notices, reports and statements to Holders of such Class of Certificates will refer to payments, notices, reports and statements to the Depository or its nominee as the registered Holder thereof, for distribution to the related registered Holders of Certificates through the Depository Participants in accordance with the Depository's procedures.

Section 5.03 Registration of Transfer and Exchange of Certificates. (a) The Certificate Administrator shall keep or cause to be kept at the Corporate Trust Office books (the "Certificate Register") in which, subject to such reasonable regulations as it may prescribe, the Certificate Administrator shall provide for the registration of Certificates and of transfers and exchanges of Certificates as herein provided (the Certificate Administrator, in such capacity, being the "Certificate Registrar"). In such capacities, the Certificate Administrator shall be responsible for, among other things, (i) maintaining the Certificate Register and a record of the aggregate holdings of Certificates of each Class of Non-Registered Certificates represented by a Temporary Regulation S Book-Entry Certificate, a Regulation S Book-Entry Certificate and a Rule 144A Book-Entry Certificate and accepting Certificates for exchange and registration of transfer and (ii) transmitting to the Depositor, the Master Servicer and the Special Servicer any notices from the Certificateholders.

(b) Subject to the restrictions on transfer set forth in this Article V, upon surrender for registration of transfer of any Certificate, the Certificate Registrar shall execute, authenticate and deliver, in the name of the designated transferee or transferees, one or more new Certificates in authorized denominations, in like aggregate interest and of the same Class.

(c) Rule 144A Book-Entry Certificate to Temporary Regulation S Book-Entry Certificate. If a holder of a beneficial interest in the Rule 144A Book-Entry Certificate deposited with the Certificate Registrar as custodian for the Depository wishes at any time during the Restricted Period to exchange its interest in such Rule 144A Book-Entry Certificate for an interest in the Temporary Regulation S Book-Entry Certificate of the same Class, or to transfer its interest in such Rule 144A Book-Entry Certificate to a Person who is required to take delivery thereof in the form of an interest in the Temporary Regulation S Book-Entry Certificate of the same Class, such holder may, subject to the rules and procedures of the Depository, exchange or cause the exchange of such interest for an equivalent beneficial interest in such Temporary Regulation S Book-Entry Certificate. Upon receipt by the Certificate Registrar, as registrar, at its office designated in Section 5.07 hereof, of (1) instructions given in accordance with the Depository's procedures from a Depository Participant directing the Certificate Registrar to credit, or cause to be credited, a beneficial interest in the Temporary Regulation S Book-Entry Certificate in an amount equal to the beneficial interest in the Rule 144A Book-Entry Certificate to be exchanged, (2) a written order given in accordance with the Depository's procedures containing information regarding the Euroclear or Clearstream account to be credited with such increase and the name of such account and (3) a certificate in the form of Exhibit I hereto given by the holder of such beneficial interest stating that the transfer of such interest has been made in compliance with the transfer restrictions applicable to the Book-Entry Certificates and pursuant to and in accordance with Regulation S, then the Certificate Registrar shall instruct the Depository to reduce, or cause to be reduced, the Certificate Balance of the Rule 144A Book-Entry Certificate and to increase, or cause to be increased, the Certificate Balance of the Temporary Regulation S Book-Entry Certificate by the aggregate Certificate Balance of the beneficial interest in the Rule 144A Book-Entry Certificate to be exchanged, to credit or cause to

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be credited to the account of the Person specified in such instructions (who shall be the agent member of Euroclear or Clearstream, or both) a beneficial interest in the Temporary Regulation S Book-Entry Certificate equal to the reduction in the Certificate Balance of the Rule 144A Book-Entry Certificate, and to debit, or cause to be debited, from the account of the Person making such exchange or transfer the beneficial interest in the Rule 144A Book-Entry Certificate that is being exchanged or transferred.

(d)   <u>Rule 144A Book-Entry Certificate to Regulation S Book-Entry Certificate</u>. If a holder of a beneficial interest in the Rule 144A Book-Entry Certificate deposited with the Certificate Registrar as custodian for the Depository wishes at any time following the Restricted Period to exchange its interest in such Rule 144A Book-Entry Certificate for an interest in the Regulation S Book-Entry Certificate of the same Class, or to transfer its interest in such Rule 144A Book-Entry Certificate to a Person who is required to take delivery thereof in the form of an interest in a Regulation S Book-Entry Certificate, such holder may, subject to the rules and procedures of the Depository, exchange, or cause the exchange of, such interest for an equivalent beneficial interest in such Regulation S Book-Entry Certificate. Upon receipt by the Certificate Registrar, as registrar, at its office designated in <u>Section 5.07</u> hereof, of (1) instructions given in accordance with the Depository's procedures from a Depository Participant directing the Certificate Registrar to credit or cause to be credited a beneficial interest in the Regulation S Book-Entry Certificate in an amount equal to the beneficial interest in the Rule 144A Book-Entry Certificate to be exchanged, (2) a written order given in accordance with the Depository's procedures containing information regarding the participant account of the Depository to be credited with such increase and (3) a certificate in the form of <u>Exhibit J</u> hereto given by the holder of such beneficial interest stating (A) that the transfer of such interest has been made in compliance with the transfer restrictions applicable to the Book-Entry Certificates and pursuant to and in accordance with Regulation S, or (B) that the transferee is otherwise entitled to hold its interest in the applicable Certificates in the form of an interest in the Regulation S Book-Entry Certificate, without any registration of such Certificates under the Act (in which case such certificate shall enclose an Opinion of Counsel to such effect and such other documents as the Certificate Registrar may reasonably require), then the Certificate Registrar shall instruct the Depository to reduce, or cause to be reduced, the Certificate Balance of the Rule 144A Book-Entry Certificate and to increase, or cause to be increased, the Certificate Balance of the Regulation S Book-Entry Certificate by the aggregate Certificate Balance of the beneficial interest in the Rule 144A Book-Entry Certificate to be exchanged, to credit or cause to be credited to the account of the Person specified in such instructions a beneficial interest in the Regulation S Book-Entry Certificate equal to the reduction in the Certificate Balance of the Rule 144A Book-Entry Certificate, and to debit, or cause to be debited, from the account of the Person making such exchange or transfer the beneficial interest in the Rule 144A Book-Entry Certificate that is being exchanged or transferred.

(e)   <u>Temporary Regulation S Book-Entry Certificate or Regulation S Book-Entry Certificate to Rule 144A Book-Entry Certificate</u>. If a holder of a beneficial interest in a Temporary Regulation S Book-Entry Certificate or Regulation S Book-Entry Certificate deposited with the Certificate Registrar as custodian for the Depository wishes at any time to exchange its interest in such Temporary Regulation S Book-Entry Certificate or Regulation S Book-Entry Certificate for an interest in the Rule 144A Book-Entry Certificate of the same Class, or to transfer its interest in such Temporary Regulation S Book-Entry Certificate or

Regulation S Book-Entry Certificate to a Person who is required to take delivery thereof in the form of an interest in the Rule 144A Book-Entry Certificate, such holder may, subject to the rules and procedures of Euroclear or Clearstream, as the case may be, and the Depository, exchange or cause the exchange of such interest for an equivalent beneficial interest in the Rule 144A Book-Entry Certificate of the same Class. Upon receipt by the Certificate Registrar, as registrar, at its office designated in Section 5.07 hereof, of (1) instructions from Euroclear or Clearstream, if applicable, and the Depository, directing the Certificate Registrar, as registrar, to credit or cause to be credited a beneficial interest in the Rule 144A Book-Entry Certificate equal to the beneficial interest in the Temporary Regulation S Book-Entry Certificate or Regulation S Book-Entry Certificate to be exchanged, such instructions to contain information regarding the participant account with the Depository to be credited with such increase, (2) with respect to a transfer of an interest in the Regulation S Book-Entry Certificate, information regarding the participant account of the Depository to be debited with such decrease and (3) with respect to a transfer of an interest in the Temporary Regulation S Book-Entry Certificate for an interest in the Rule 144A Book-Entry Certificate (i) during the Restricted Period, a certificate in the form of Exhibit K hereto given by the holder of such beneficial interest and stating that the Person transferring such interest in the Temporary Regulation S Book-Entry Certificate reasonably believes that the Person acquiring such interest in the Rule 144A Book-Entry Certificate is a Qualified Institutional Buyer or (ii) after the Restricted Period, an Investment Representation Letter in the form of Exhibit C attached hereto from the transferee to the effect that such transferee is a Qualified Institutional Buyer (an "Investment Representation Letter") and is obtaining such beneficial interest in a transaction meeting the requirements of Rule 144A, then the Certificate Registrar shall instruct the Depository to reduce, or cause to be reduced, the Certificate Balance of the Temporary Regulation S Book-Entry Certificate or Regulation S Book-Entry Certificate and to increase, or cause to be increased, the Certificate Balance of the Rule 144A Book-Entry Certificate by the aggregate Certificate Balance of the beneficial interest in the Temporary Regulation S Book-Entry Certificate or Regulation S Book-Entry Certificate to be exchanged, and the Certificate Registrar shall instruct the Depository, concurrently with such reduction, to credit, or cause to be credited, to the account of the Person specified in such instructions, a beneficial interest in the Rule 144A Book-Entry Certificate equal to the reduction in the Certificate Balance of the Temporary Regulation S Book-Entry Certificate or Regulation S Book-Entry Certificate and to debit, or cause to be debited, from the account of the Person making such transfer the beneficial interest in the Temporary Regulation S Book-Entry Certificate or Regulation S Book-Entry Certificate that is being transferred.

(f)   Temporary Regulation S Book-Entry Certificate to Regulation S Book-Entry Certificate. Interests in a Temporary Regulation S Book-Entry Certificate as to which the Certificate Registrar has received from Euroclear or Clearstream, as the case may be, a certificate (a "Non-U.S. Beneficial Ownership Certification") to the effect that Euroclear or Clearstream, as applicable, has received a certificate substantially in the form of Exhibit L hereto from the holder of a beneficial interest in such Temporary Regulation S Book-Entry Certificate, shall be exchanged after the Restricted Period, for interests in the Regulation S Book-Entry Certificate of the same Class. The Certificate Registrar shall effect such exchange by delivering to the Depository for credit to the respective accounts of such holders, a duly executed and authenticated Regulation S Book-Entry Certificate, representing the aggregate Certificate Balance of interests in the Temporary Regulation S Book-Entry Certificate initially exchanged for interests in the Regulation S Book-Entry Certificate. The delivery to the Certificate Registrar

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by Euroclear or Clearstream of the certificate or certificates referred to above may be relied upon by the Depositor and the Certificate Registrar as conclusive evidence that the certificate or certificates referred to therein has or have been delivered to Euroclear or Clearstream pursuant to the terms of this Agreement and the Temporary Regulation S Book-Entry Certificate. Upon any exchange of interests in the Temporary Regulation S Book-Entry Certificate for interests in the Regulation S Book-Entry Certificate, the Certificate Registrar shall endorse the Temporary Regulation S Book-Entry Certificate to reflect the reduction in the Certificate Balance represented thereby by the amount so exchanged and shall endorse the Regulation S Book-Entry Certificate to reflect the corresponding increase in the amount represented thereby. Until so exchanged in full and except as provided therein, the Temporary Regulation S Book-Entry Certificate, and the Certificates evidenced thereby, shall in all respects be entitled to the same benefits under this Agreement as the Regulation S Book-Entry Certificate and Rule 144A Book-Entry Certificate authenticated and delivered hereunder.

(g) Non-Book Entry Certificate to Book-Entry Certificate. If a holder of a Non-Book Entry Certificate (other than a Class [R] Certificate) wishes at any time to exchange its interest in such Non-Book Entry Certificate for an interest in a Book-Entry Certificate of the same Class, or to transfer all or part of such Non-Book Entry Certificate to a Person who is entitled to take delivery thereof in the form of an interest in a Book-Entry Certificate, such holder may, subject to the rules and procedures of Euroclear or Clearstream, if applicable, and the Depository, cause the exchange of all or part of such Non-Book Entry Certificate for an equivalent beneficial interest in the appropriate Book-Entry Certificate of the same Class. Upon receipt by the Certificate Registrar, as registrar, at its office designated in Section 5.07 hereof, of (1) such Non-Book Entry Certificate, duly endorsed as provided herein, (2) instructions from such holder directing the Certificate Registrar, as registrar, to credit, or cause to be credited, a beneficial interest in the applicable Book-Entry Certificate equal to the portion of the Certificate Balance of the Non-Book Entry Certificate to be exchanged, such instructions to contain information regarding the participant account with the Depository to be credited with such increase and (3) a certificate in the form of Exhibit M hereto (in the event that the applicable Book-Entry Certificate is the Temporary Regulation S Book-Entry Certificate), in the form of Exhibit N hereto (in the event that the applicable Book-Entry Certificate is the Regulation S Book-Entry Certificate) or in the form of Exhibit O hereto (in the event that the applicable Book-Entry Certificate is the Rule 144A Book-Entry Certificate), then the Certificate Registrar, as registrar, shall cancel, or cause to be canceled, all or part of such Non-Book Entry Certificate, shall, if applicable, execute, authenticate and deliver to the transferor a new Non-Book Entry Certificate equal to the aggregate Certificate Balance of the portion retained by such transferor and shall instruct the Depository to increase, or cause to be increased, such Book-Entry Certificate by the aggregate Certificate Balance of the portion of the Non-Book Entry Certificate to be exchanged and to credit, or cause to be credited, to the account of the Person specified in such instructions a beneficial interest in the applicable Book-Entry Certificate equal to the Certificate Balance of the portion of the Non-Book Entry Certificate so canceled. Upon the written direction of the Depositor (which may be by email to [EMAIL ADDRESS]) or its Affiliate, the Certificate Registrar shall execute any instrument as may be reasonably required by the Depository to effect such exchange.

(h) Non-Book Entry Certificates on Initial Issuance Only. Subject to the issuance of Definitive Certificates, if and when permitted by Section 5.02(d), no Non-Book

Entry Certificate shall be issued to a transferee of an interest in any Rule 144A Book-Entry Certificate, Temporary Regulation S Book-Entry Certificate or Regulation S Book-Entry Certificate or to a transferee of a Non-Book Entry Certificate (or any portion thereof).

(i)   <u>Other Exchanges</u>. In the event that a Book-Entry Certificate is exchanged for a Definitive Certificate, such Certificates may be exchanged only in accordance with such procedures as are substantially consistent with the provisions of <u>subsections (c)</u> through <u>(f)</u> above (including the certification requirements intended to ensure that such transfers comply with Rule 144A or Regulation S under the Act, at the case may be) and such other procedures as may from time to time be adopted by the Certificate Registrar.

(j)   <u>Restricted Period</u>. Prior to the termination of the Restricted Period with respect to the issuance of the Certificates, transfers of interests in the Temporary Regulation S Book-Entry Certificate to U.S. persons (as defined in Regulation S) shall be limited to transfers made pursuant to the provisions of <u>subsection (e)</u> above.

(k)   If Non-Registered Certificates are issued upon the transfer, exchange or replacement of Certificates bearing a restrictive legend relating to compliance with the Act, or if a request is made to remove such legend on Certificates, the Non-Registered Certificates so issued shall bear the restrictive legend, or such legend shall not be removed, as the case may be, unless there is delivered to the Certificate Registrar such satisfactory evidence, which may include an Opinion of Counsel that neither such legend nor the restrictions on transfer set forth therein are required to ensure that transfers thereof comply with the provisions of Rule 144A or Regulation S under the Act. Upon provision of such satisfactory evidence, the Certificate Registrar shall authenticate and deliver Certificates that do not bear such legend.

(l)   All Certificates surrendered for registration of transfer and exchange shall be canceled and subsequently destroyed by the Certificate Registrar in accordance with the Certificate Registrar's customary procedures.

(m)   With respect to the ERISA Restricted Certificates, no sale, transfer, pledge or other disposition (other than any initial transfer to the Initial Purchasers) of any such Certificate shall be made unless the Trustee and Certificate Administrator shall have received either (i) a representation letter from the proposed purchaser or transferee of such Certificate substantially in the form of <u>Exhibit F-1</u> attached hereto, to the effect that such proposed purchaser or transferee is not (A) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA or a plan subject to Section 4975 of the Code, or a governmental plan (as defined in Section 3(32) of ERISA), a church plan (as defined in Section 3(33) of ERISA) for which no election has been made under Section 410(d) of the Code or any other plan subject to any federal, state or local law ("<u>Similar Law</u>") which is, to a material extent, similar to the foregoing provisions of ERISA or the Code (each, a "<u>Plan</u>") or (B) a person acting on behalf of or using the assets of any such Plan (including an entity whose underlying assets include Plan assets by reason of investment in the entity by such Plan and the application of Department of Labor Regulation § 2510.3-101, as modified by Section 3(42) of ERISA), other than an insurance company using the assets of its general account under circumstances whereby the purchase and holding of such Certificates by such insurance company would be exempt from the prohibited transaction provisions of ERISA and the Code under Sections I and III of Prohibited

Transaction Class Exemption 95-60 (or, in the case of a Plan subject to Similar Law, would not result in a non-exempt violation of Similar Law) or (ii) if such Certificate which may be held only by a person not described in clauses (A) or (B) above, is presented for registration in the name of a purchaser or transferee that is any of the foregoing, an Opinion of Counsel in form and substance satisfactory to the Trustee and Certificate Administrator and the Depositor to the effect that the acquisition and holding of such Certificate by such purchaser or transferee will not constitute or result in a non-exempt "prohibited transaction" within the meaning of ERISA, Section 4975 of the Code or a non-exempt violation of any Similar Law, and will not subject the Trustee, the Certificate Administrator, the Master Servicer, the Special Servicer, the Initial Purchasers, the Underwriters, the Operating Advisor or the Depositor to any obligation or liability (including obligations or liabilities under ERISA, Section 4975 of the Code or any such Similar Law) in addition to those set forth in the Agreement. The Trustee and Certificate Administrator shall not register the sale, transfer, pledge or other disposition of any ERISA Restricted Certificate unless the Trustee and Certificate Administrator have received either the representation letter described in clause (i) above or the Opinion of Counsel described in clause (ii) above. The costs of any of the foregoing representation letters or Opinions of Counsel shall not be borne by any of the Depositor, the Master Servicer, the Special Servicer, the Trustee, the Certificate Administrator, the Initial Purchasers, the Underwriters, the Operating Advisor or the Trust. Each Certificate Owner of an ERISA Restricted Certificate shall be deemed to represent that it is not a Person specified in clauses (i)(A) or (i)(B) above. Any transfer, sale, pledge or other disposition of any ERISA Restricted Certificates that would constitute or result in a prohibited transaction under ERISA, Section 4975 of the Code or any Similar Law, or would otherwise violate the provisions of this Section 5.03(m) shall be deemed absolutely null and void *ab initio*, to the extent permitted under applicable law.

(n)   No Class [R] or Class [ARD] Certificate may be purchased by or transferred to any prospective purchaser or transferee that is or will be a Plan, or any person acting on behalf of a Plan or using the assets of a Plan (including an entity whose underlying assets include Plan assets by reason of investment in the entity by such Plan and the application of Department of Labor Regulation § 2510.3-101, as modified by Section 3(42) of ERISA) to purchase such Class [R] or Class [ARD] Certificate. Each prospective transferee of a Class [R] or Class [ARD] Certificate shall deliver to the transferor and the Certificate Administrator a representation letter, substantially in the form of Exhibit F-2, stating that the prospective transferee is not a Plan or a person acting on behalf of or using the assets of a Plan. Any attempted or purported transfer in violation of these transfer restrictions shall be null and void *ab initio* and shall vest no rights in any purported transferee and shall not relieve the transferor of any obligations with respect to the applicable Certificates.

Each Person who has or acquires any Residual Ownership Interest shall be deemed by the acceptance or acquisition of such Residual Ownership Interest to have agreed to be bound by the following provisions and the rights of each Person acquiring any Residual Ownership Interest are expressly subject to the following provisions:

(i)   Each Person acquiring or holding any Residual Ownership Interest shall be a Permitted Transferee and shall not acquire or hold such Residual Ownership Interest as agent (including a broker, nominee or other middleman) on behalf of any Person that is not a Permitted Transferee. Any such Person shall promptly notify the Certificate

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Registrar of any change or impending change in its status (or the status of the beneficial owner of such Residual Ownership Interest) as a Permitted Transferee. Any acquisition described in the first sentence of this Section 5.03(n) by a Person who is not a Permitted Transferee or by a Person who is acting as an agent of a Person who is not a Permitted Transferee shall be void *ab initio* and of no effect, and the immediately preceding owner who was a Permitted Transferee shall be restored to registered and beneficial ownership of the Residual Ownership Interest as soon and as fully as possible.

(ii)   No Residual Ownership Interest may be Transferred, and no such Transfer shall be registered in the Certificate Register, without the express written consent of the Certificate Registrar, and the Certificate Registrar shall not recognize the Transfer, and such proposed Transfer shall not be effective, without such consent with respect thereto. In connection with any proposed Transfer of any Residual Ownership Interest, the Certificate Registrar shall, as a condition to such consent, (x) require the proposed transferee to deliver, and the proposed transferee shall deliver to the Certificate Registrar and to the proposed transferor, an affidavit in substantially the form attached as Exhibit D-1 (a "Transferee Affidavit") of the proposed transferee (A) that such proposed transferee is a Permitted Transferee and (B) stating that (1) the proposed transferee historically has paid its debts as they have come due and intends to do so in the future, (2) the proposed transferee understands that, as the holder of a Residual Ownership Interest, it may incur liabilities in excess of cash flows generated by the residual interest, (3) the proposed transferee intends to pay taxes associated with holding the Residual Ownership Interest as they become due, (4) the proposed transferee will not cause income with respect to the Residual Ownership Interest to be attributable to a foreign permanent establishment or fixed base, within the meaning of an applicable income tax treaty, of such proposed transferee or any other U.S. Tax Person, (5) the proposed transferee will not transfer the Residual Ownership Interest to any Person that does not provide a Transferee Affidavit or as to which the proposed transferee has actual knowledge that such Person is not a Permitted Transferee or is acting as an agent (including a broker, nominee or other middleman) for a Person that is not a Permitted Transferee, and (6) the proposed transferee expressly agrees to be bound by and to abide by the provisions of this Section 5.03(n) and (y) other than in connection with the initial issuance of a Class [R] Certificate, require a statement from the proposed transferor substantially in the form attached as Exhibit D-2 (the "Transferor Letter"), that the proposed transferor has no actual knowledge that the proposed transferee is not a Permitted Transferee and has no actual knowledge or reason to know that the proposed transferee's statements therein are false.

(iii)   Notwithstanding the delivery of a Transferee Affidavit by a proposed transferee under clause (ii) above, if a Responsible Officer of the Certificate Registrar has actual knowledge that the proposed transferee is not a Permitted Transferee, no Transfer to such proposed transferee shall be effected and such proposed Transfer shall not be registered on the Certificate Register; provided, however, the Certificate Registrar shall not be required to conduct any independent investigation to determine whether a proposed transferee is a Permitted Transferee. Upon notice to the Certificate Registrar that there has occurred a Transfer to any Person that is a Disqualified Organization or an agent thereof (including a broker, nominee or middleman) in contravention of the

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foregoing restrictions, and in any event not later than sixty (60) days after a request for information from the transferor of such Residual Ownership Interest or such agent, the Certificate Registrar agrees to furnish to the Internal Revenue Service and the transferor of such Residual Ownership Interest or such agent such information necessary to the application of Section 860E(e) of the Code as may be required by the Code, including, but not limited to, the present value of the total anticipated excess inclusions with respect to such Class [R] Certificate (or portion thereof) for periods after such Transfer. At the election of the Certificate Registrar, the Certificate Registrar may charge a reasonable fee for computing and furnishing such information to the transferor or to such agent referred to above; provided, however, that such Persons shall in no event be excused from furnishing such information.

(o)   The Class [R] Certificates may only be transferred to and owned by Qualified Institutional Buyers.

(p)   Notwithstanding any other provision of this Agreement, the Certificate Administrator shall comply with all federal withholding requirements respecting payments to Certificateholders and other payees of interest or original issue discount that the Certificate Administrator reasonably believes are applicable under the Code. The consent of Certificateholders or payees shall not be required for such withholding. If the Certificate Administrator does withhold any amount from interest or original issue discount payments or advances thereof to any Certificateholder or payee pursuant to federal withholding requirements, the Certificate Administrator shall indicate the amount withheld to such Person. Such amounts shall be deemed to have been distributed to such Persons for all purposes of this Agreement.

Section 5.04   Mutilated, Destroyed, Lost or Stolen Certificates.   If (a) any mutilated Certificate is surrendered to the Certificate Registrar, or the Certificate Registrar receives evidence to its satisfaction of the destruction, loss or theft of any Certificate and (b) there is delivered to the Certificate Registrar such security or indemnity as may be required by it to save it harmless, then, in the absence of actual notice to the Certificate Registrar that such Certificate has been acquired by a bona fide purchaser, the Certificate Registrar shall execute, authenticate and deliver, in exchange for or in lieu of any such mutilated, destroyed, lost or stolen Certificate, a new Certificate of like tenor and interest in the Trust. In connection with the issuance of any new Certificate under this Section 5.04, the Certificate Registrar may require the payment of a sum sufficient to cover any expenses (including the fees and expenses of the Certificate Registrar) connected therewith. Any replacement Certificate issued pursuant to this Section 5.04 shall constitute complete and indefeasible evidence of ownership in the Trust, as if originally issued, whether or not the lost, stolen or destroyed Certificate shall be found at any time.

Section 5.05   Persons Deemed Owners.   The Master Servicer, the Special Servicer, the Certificate Administrator, the Trustee and the Certificate Registrar, and any agent of any of them, may treat the Person in whose name any Certificate is registered as the owner of such Certificate for the purpose of receiving distributions as provided in this Agreement and for all other purposes whatsoever, and neither the Master Servicer, the Special Servicer, the Certificate Administrator, the Trustee, the Certificate Registrar, nor any agent of any of them shall be affected by any notice to the contrary; provided, however, that to the extent that a party

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to this Agreement responsible for distributing any report, statement or other information required to be distributed to Certificateholders has been provided an Investor Certification, such party to this Agreement shall distribute such report, statement or other information to such beneficial owner (or prospective transferee).

Section 5.06 <u>Access to List of Certificateholders' Names and Addresses; Special Notices</u>. The Certificate Registrar shall maintain in as current form as is reasonably practicable the most recent list available to it of the names and addresses of the Certificateholders. If any Certificateholder that has provided an Investor Certification (a) requests in writing from the Certificate Registrar a list of the names and addresses of Certificateholders, (b) states that such Certificateholder desires to communicate with other Certificateholders with respect to its rights under this Agreement or under the Certificates and (c) provides a copy of the communication which Certificateholder proposes to transmit, then the Certificate Registrar shall, within ten (10) Business Days after the receipt of such request, afford such Certificateholder (at such Certificateholder's sole cost and expense) access during normal business hours to a current list of the Certificateholders related to the Class of Certificates held by such Certificateholder. Every Certificateholder, by receiving and holding a Certificate, agrees that the Certificate Registrar shall not be held accountable by reason of the disclosure of any such information as to the list of the Certificateholders hereunder, regardless of the source from which information was derived. The Master Servicer, the Special Servicer, the Trustee, the Certificate Administrator, the Operating Advisor and the Depositor shall be entitled to a list of the names and addresses of Certificateholders from time to time upon request therefor.

Any written request from a Certificateholder or Certificate Owner to communicate with other Certificateholders or Certificate Owners related to Certificateholders or Certificate Owners exercising their rights under the terms of this Agreement should be signed by an authorized representative of the requesting Certificateholder or Certificate Owner and delivered to the Certificate Administrator prior to the Distribution Date to which the Form 10-D relates (and on or after the Distribution Date preceding such Distribution Date). Any Form 10-D containing such disclosure (a "<u>Special Notice</u>") regarding the request to communicate is required to include no more than (a) the name of the Certificateholder or Certificate Owner making the request, (b) the date the request was received, (c) a statement to the effect that certificate administrator has received such request, stating that such Certificateholder or Certificate Owner is interested in communicating with other Certificateholders or Certificate Owners with regard to the possible exercise of rights under this Agreement, and (d) a description of the method other Certificateholders or Certificate Owners may use to contact the requesting Certificateholder or Certificate Owner.

Section 5.07 <u>Maintenance of Office or Agency</u>. The Certificate Registrar shall maintain or cause to be maintained an office or offices or agency or agencies where Certificates may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Certificate Registrar in respect of the Certificates and this Agreement may be served. The Certificate Registrar initially designates its office at [CERTIFICATE REGISTRAR ADDRESS] as its office for such purposes. The Certificate Registrar shall give prompt written notice to the Certificateholders and the Mortgagors of any change in the location of the Certificate Register or any such office or agency.

Section 5.08   Appointment of Certificate Administrator.   (a) [CERTIFICATE ADMINISTRATOR] is hereby initially appointed Certificate Administrator in accordance with the terms of this Agreement. If the Certificate Administrator resigns or is terminated, the Trustee shall appoint a successor certificate administrator which may be the Trustee or an Affiliate thereof to fulfill the obligations of the Certificate Administrator hereunder which must satisfy the eligibility requirements set forth in Section 8.06.

(b)   The Certificate Administrator may rely upon and shall be protected in acting or refraining from acting upon any resolution, Officer's Certificate, certificate of auditors or any other certificate, statement, instrument, opinion, report, notice, request, consent, order, Appraisal, bond or other paper or document reasonably believed by it to be genuine and to have been signed or presented by the proper party or parties.

(c)   The Certificate Administrator, at the expense of the Trust (but only if such amount constitutes "unanticipated expenses of the REMIC" within the meaning of Treasury Regulations Section 1.860G-1(b)(3)(ii)), may consult with counsel and the advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken or suffered or omitted by it hereunder in good faith and in accordance therewith.

(d)   The Certificate Administrator shall not be personally liable for any action reasonably taken, suffered or omitted by it in good faith and believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Agreement.

(e)   The Certificate Administrator may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys; provided, however, that the appointment of such agents or attorneys shall not relieve the Certificate Administrator of its duties or obligations hereunder.

(f)   The Certificate Administrator shall not be responsible for any act or omission of the Trustee, the Master Servicer, the Special Servicer or the Depositor.

Section 5.09   Exchangeable Certificates and the Class [EC] Certificates. (a) Groups of Exchangeable Certificates may be exchanged for Class [EC] certificates and vice versa, in whole or in part in accordance with the terms of this Section 5.09 and the other applicable provisions of Article V hereof.

An Exchangeable Proportion will be exchangeable on the books of DTC for Class [EC] certificates that represent the same Tranche Percentage Interest in each Class [EC] Components as the certificates to be surrendered, and any Class [EC] certificates will be exchangeable on the books of DTC for Exchangeable Certificates that evidence the same Tranche Percentage Interest in each Class [EC] Components as the Class [EC] certificates to be surrendered. There is no limit on the number of exchanges authorized under this Section 5.09; provided, exchanges will no longer be permitted following the date when the then-current principal balance of the Class [A-S] Regular Interest (and, correspondingly, to the extent evidencing an interest in the Class [A-S] Regular Interest, the Class [A-S] certificates and the applicable component of the Class [EC] certificates) is reduced to zero as a result of the payment

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in full of all interest and principal on that Class [EC] Components. In all cases, however, an exchange may not occur if the face amount of the certificates to be received in the exchange would not represent an authorized denomination for the relevant class as described under Section 5.01. In addition, the Depositor will have the right to make or cause exchanges on the Closing Date pursuant to instructions delivered to the Certificate Administrator on the Closing Date.

The various amounts distributable on the Class [EC] certificates on each Distribution Date in respect of Interest Accrual Amounts, Interest Distribution Amounts, Principal Distribution Amounts, reimbursements of Realized Losses and yield maintenance charges allocated to any of the respective Tranche Percentage Interests in the Class [EC] Components represented by the Class [EC] certificates will be so distributed in a single, aggregate distribution to the holders of the Class [EC] certificates on such Distribution Date. Any Realized Losses or other shortfalls, including as a result of Appraisal Reduction Events, allocated to the Tranche Percentage Interests in the Class [EC] Components represented by the Class [EC] certificates will be borne by such Class [EC] Certificates and any recoveries of such amounts shall be paid to such Class [EC] Certificates.

Exchangeable Certificates that have been exchanged for and converted to Class [EC] Certificates shall be deemed to be held by the Trustee in uncertificated form and, for tax purposes, as assets of the Grantor Trust, and shall be deemed to be outstanding for all purposes in accordance with the terms of this Agreement.

(b)   Exchangeable Certificates shall be exchangeable on the books of the Depository for Class [EC] Certificates, and Class [EC] Certificates shall be exchangeable on the books of the Depository for Exchangeable Certificates, after the Closing Date (other than any exchanges on the Closing Date pursuant to instructions from the Depositor). In order to effect an exchange of the Exchangeable Certificates or Class [EC] Certificates, the Certificateholder shall notify the Certificate Administrator by e-mail at [EMAIL ADDRESS] no later than three (3) Business Days before the proposed date for the exchange and conversion (the "Exchange Date"). The Exchange Date can be any Business Day other than the first or last Business Day of the month, subject to the satisfaction of the Certificate Administrator.

(c)   With respect to the notice required in clause (b) above, the Certificateholder shall provide notice on the Certificateholder's letterhead, which notice must carry a medallion stamp guarantee and set forth the following information: (i) the CUSIP Number(s) of the Exchangeable Certificates or Class [EC] Certificate to be exchanged and converted and the Exchangeable Certificate or the Class [EC] Certificates to be received, (ii) the outstanding principal balance of the initial Certificate Balance of the Exchangeable Certificates or the Class [EC] Certificates to be exchanged and converted, (iii) the Certificateholder's Depository participant number, if applicable, and (iv) the proposed Exchange Date. The Certificateholder will utilize the "deposit and withdrawal system" at the Depository to affect the exchange and conversion of the Certificates. A notice becomes irrevocable on the second (2nd) Business Day before the proposed exchange date.

(d)   In connection with each exchange, the Certificateholder may be required to pay certain fees charged by DTC and such fees must be received by the Certificate

Administrator prior to the exchange date or such exchange shall not be effected. The first distribution on an Exchangeable Certificate or Class [EC] certificates shall be made in the month following the month of exchange to the Certificateholder of record as of the applicable Record Date for such certificate. Neither the Certificate Administrator nor the Depositor shall have any obligation to ensure the availability of the applicable certificates to accomplish any exchange.

[End of Article V]

ARTICLE VI

THE DEPOSITOR, THE MASTER SERVICER, THE SPECIAL SERVICER, THE OPERATING ADVISOR AND THE DIRECTING CERTIFICATEHOLDER

Section 6.01 Representations, Warranties and Covenants of the Master Servicer, Special Servicer, the Operating Advisor and the Asset Representations Reviewer. (a) The Master Servicer hereby represents, warrants and covenants to the Trustee, for its own benefit and the benefit of the Certificateholders (including, with respect to the Trust AB Whole Loan, the Holders of the Class [LOAN-SPECIFIC] Certificates), each Serviced Companion Noteholder, the Depositor, the Certificate Administrator, the Special Servicer, the Asset Representations Reviewer and the Operating Advisor, as of the Closing Date, that:

(i)   The Master Servicer is a national banking association, duly organized, validly existing and in good standing under the laws of the United States of America, and the Master Servicer is in compliance with the laws of each State in which any Mortgaged Property is located to the extent necessary to perform its obligations under this Agreement;

(ii)   The execution and delivery of this Agreement by the Master Servicer, and the performance and compliance with the terms of this Agreement by the Master Servicer, do not (A) violate the Master Servicer's organizational documents, (B) constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the breach of, any material agreement or other material instrument to which it is a party or which is applicable to it or any of its assets or (C) violate any law, rule, regulation, order, judgment or decree to which the Master Servicer or its property is subject, which, in the case of either (B) or (C), is likely to materially and adversely affect either the ability of the Master Servicer to perform its obligations under this Agreement or its financial condition;

(iii)   The Master Servicer has the full power and authority to enter into and consummate all transactions to be performed by it contemplated by this Agreement, has duly authorized the execution, delivery and performance of this Agreement, and has duly executed and delivered this Agreement;

(iv)   This Agreement, assuming due authorization, execution and delivery by the other parties hereto, constitutes a valid, legal and binding obligation of the Master Servicer, enforceable against the Master Servicer in accordance with the terms hereof, subject to (A) applicable bankruptcy, insolvency, reorganization, receivership,

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moratorium and other laws affecting the enforcement of creditors' rights generally, and (B) general principles of equity, regardless of whether such enforcement is considered in a proceeding in equity or at law;

(v)   The Master Servicer is not in violation of, and its execution and delivery of this Agreement and its performance and compliance with the terms of this Agreement will not constitute a violation of, any law, order or decree of any court or arbiter, or any order regulation or demand of any federal, state or local governmental or regulatory authority, which violation, in the Master Servicer's good faith and reasonable judgment, is likely to materially and adversely affect either the ability of the Master Servicer to perform its obligations under this Agreement or the financial condition of the Master Servicer;

(vi)   No litigation is pending or, to the best of the Master Servicer's knowledge, threatened against the Master Servicer which would prohibit the Master Servicer from entering into this Agreement or, in the Master Servicer's good faith and reasonable judgment, is likely to materially and adversely affect the ability of the Master Servicer to perform its obligations under this Agreement;

(vii)   The Master Servicer has errors and omissions insurance coverage that is in full force and effect or is self-insuring with respect to such risks, which in either case complies with the requirements of Section 3.07 hereof; and

(viii)   No consent, approval, authorization or order of, registration or filing with, or notice to, any governmental authority or court is required under federal or state law for the execution, delivery and performance by the Master Servicer of, or compliance by the Master Servicer with, this Agreement or the Master Servicer's consummation of any transactions contemplated hereby, other than (A) such consents, approvals, authorizations, orders, qualifications, registrations, filings or notices as have been obtained, made or given prior to the actual performance by the Master Servicer of its obligations under this Agreement or (B) where the lack of such consent, approval, authorization, order, qualification, registration, filing or notice would not have a material adverse effect on the performance by the Master Servicer under this Agreement.

(b)   The Special Servicer hereby represents, warrants and covenants to the Trustee, for its own benefit and the benefit of the Certificateholders (including, with respect to the Trust AB Whole Loan, the Holders of the Class [LOAN-SPECIFIC] Certificates), each Serviced Companion Noteholder, the Depositor, the Certificate Administrator, the Master Servicer, the Asset Representations Reviewer and the Operating Advisor, as of the Closing Date, that:

(i)   The Special Servicer is a [_____], duly organized, validly existing and in good standing under the laws of the State of [_____], and the Special Servicer is in compliance with the laws of each State in which any Mortgaged Property is located to the extent necessary to perform its obligations under this Agreement;

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(ii)   The execution and delivery of this Agreement by the Special Servicer, and the performance and compliance with the terms of this Agreement by the Special Servicer, do not (A) violate the Special Servicer's organizational documents, (B) constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the breach of, any material agreement or other material instrument to which it is a party or which is applicable to it or any of its assets, or (C) violate any law, rule, regulation, order, judgment or decree to which the Special Servicer or its property is subject, which, in the case of either (B) or (C), is likely to materially and adversely affect either the ability of the Special Servicer to perform its obligations under this Agreement or its financial condition;

(iii)   The Special Servicer has the full power and authority to enter into and consummate all transactions to be performed by it contemplated by this Agreement, has duly authorized the execution, delivery and performance of this Agreement, and has duly executed and delivered this Agreement;

(iv)   This Agreement, assuming due authorization, execution and delivery by the other parties hereto, constitutes a valid, legal and binding obligation of the Special Servicer, enforceable against the Special Servicer in accordance with the terms hereof, subject to (A) applicable bankruptcy, insolvency, reorganization, receivership, moratorium and other laws affecting the enforcement of creditors' rights generally, and (B) general principles of equity, regardless of whether such enforcement is considered in a proceeding in equity or at law;

(v)   The Special Servicer is not in violation of, and its execution and delivery of this Agreement and its performance and compliance with the terms of this Agreement will not constitute a violation of, any law, order or decree of any court or arbiter, or any order regulation or demand of any federal, state or local governmental or regulatory authority, which violation, in the Special Servicer's good faith and reasonable judgment, is likely to materially and adversely affect either the ability of the Special Servicer to perform its obligations under this Agreement or the financial condition of the Special Servicer;

(vi)   No litigation is pending or, to the best of the Special Servicer's knowledge, threatened against the Special Servicer, which would prohibit the Special Servicer from entering into this Agreement or, in the Special Servicer's good faith and reasonable judgment, is likely to materially and adversely affect the ability of the Special Servicer to perform its obligations under this Agreement;

(vii)   The Special Servicer has errors and omissions coverage which is in full force and effect or is self-insuring with respect to such risks, which in either case complies with the requirements of Section 3.07 hereof; and

(viii)   No consent, approval, authorization or order of any court or governmental agency or body is required under federal or state law for the execution, delivery and performance by the Special Servicer of, or compliance by the Special Servicer with, this Agreement or the consummation of the transactions of the Special Servicer contemplated by this Agreement, except for any consent, approval, authorization or order which has been obtained or can be obtained prior to the actual performance by the Special Servicer of its obligations under this Agreement, or which, if not obtained would not have a materially adverse effect on the ability of the Special Servicer to perform its obligations hereunder.

(c)   The Operating Advisor hereby represents, warrants and covenants to the Trustee, for its own benefit and the benefit of the Certificateholders (including, with respect to the Trust AB Whole Loan, the Holders of the Class [LOAN-SPECIFIC] Certificates), each Serviced Companion Noteholder, the Depositor, the Certificate Administrator, the Master Servicer, the Special Servicer and the Asset Representations Reviewer, as of the Closing Date, that:

(i)   The Operating Advisor is a [_____], duly organized, validly existing and in good standing under the laws of the State of [_____], and the Operating Advisor is in compliance with the laws of each State in which any Mortgaged Property is located to the extent necessary to perform its obligations under this Agreement;

(ii)   The execution and delivery of this Agreement by the Operating Advisor, and the performance and compliance with the terms of this Agreement by the Operating Advisor, do not (A) violate the Operating Advisor's organizational documents, (B) constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the breach of, any material agreement or other material instrument to which it is a party or which is applicable to it or any of its assets, or (C) violate any law, rule, regulation, order, judgment or decree to which the Operating Advisor or its property is subject, which, in the case of either (B) or (C), is likely to materially and adversely affect either the ability of the Operating Advisor to perform its obligations under this Agreement or its financial condition;

(iii)   The Operating Advisor has the full power and authority to enter into and consummate all transactions to be performed by it contemplated by this Agreement, has duly authorized the execution, delivery and performance of this Agreement, and has duly executed and delivered this Agreement;

(iv)   This Agreement, assuming due authorization, execution and delivery by the other parties hereto, constitutes a valid, legal and binding obligation of the Operating Advisor, enforceable against the Operating Advisor in accordance with the terms hereof, subject to (A) applicable bankruptcy, insolvency, reorganization, receivership, moratorium and other laws affecting the enforcement of creditors' rights generally, and (B) general principles of equity, regardless of whether such enforcement is considered in a proceeding in equity or at law;

(v)   The Operating Advisor is not in violation of, and its execution and delivery of this Agreement and its performance and compliance with the terms of this Agreement will not constitute a violation of, any law, order or decree of any court or arbiter, or any order regulation or demand of any federal, state or local governmental or regulatory authority, which violation, in the Operating Advisor's good faith and reasonable judgment, is likely to materially and adversely affect either the ability of the Operating Advisor to perform its obligations under this Agreement or the financial condition of the Operating Advisor;

(vi) [The Operating Advisor has errors and omissions insurance coverage that is in full force and effect or is self insuring with respect to such risks, which in either case complies with the requirements of Section 3.07 hereof;

(vii) No litigation is pending or, to the best of the Operating Advisor's knowledge, threatened against the Operating Advisor, which would prohibit the Operating Advisor from entering into this Agreement or, in the Operating Advisor's good faith and reasonable judgment, is likely to materially and adversely affect the ability of the Operating Advisor to perform its obligations under this Agreement; and

(viii) No consent, approval, authorization or order of any court or governmental agency or body is required under federal or state law for the execution, delivery and performance by the Operating Advisor of, or compliance by the Operating Advisor with, this Agreement or the consummation of the transactions of the Operating Advisor contemplated by this Agreement, except for any consent, approval, authorization or order which has been obtained or can be obtained prior to the actual performance by the Operating Advisor of its obligations under this Agreement, or which, if not obtained would not have a materially adverse effect on the ability of the Operating Advisor to perform its obligations hereunder.

(d) The Asset Representations Reviewer hereby represents and warrants to the Trustee, for its own benefit and the benefit of the Certificateholders, and to the Depositor, the Master Servicer, the Special Servicer, the Asset Representations Reviewer and the Certificate Administrator, as of the Closing Date, that:

(i) The Asset Representations Reviewer is a [_____], duly organized, validly existing and in good standing under the laws of the State of [_____], and the Asset Representations Reviewer is in compliance with the laws of each State in which any Mortgaged Property is located to the extent necessary to perform its obligations under this Agreement;

(ii) The execution and delivery of this Agreement by the Asset Representations Reviewer, and the performance and compliance with the terms of this Agreement by the Asset Representations Reviewer, do not (A) violate the Asset Representations Reviewer's organizational documents, (B) constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the breach of, any material agreement or other material instrument to which it is a party or which is applicable to it or any of its assets, or (C) violate any law, rule, regulation, order, judgment or decree to which the Asset Representations Reviewer or its property is subject, which, in the case of either (B) or (C), is likely to materially and adversely affect either the ability of the Asset Representations Reviewer to perform its obligations under this Agreement or its financial condition;

(iii)   The Asset Representations Reviewer has the full power and authority to enter into and consummate all transactions to be performed by it contemplated by this Agreement, has duly authorized the execution, delivery and performance of this Agreement, and has duly executed and delivered this Agreement;

(iv)   This Agreement, assuming due authorization, execution and delivery by the other parties hereto, constitutes a valid, legal and binding obligation of the Asset Representations Reviewer, enforceable against the Asset Representations Reviewer in accordance with the terms hereof, subject to (A) applicable bankruptcy, insolvency, reorganization, receivership, moratorium and other laws affecting the enforcement of creditors' rights generally, and (B) general principles of equity, regardless of whether such enforcement is considered in a proceeding in equity or at law;

(v)   The Asset Representations Reviewer is not in violation of, and its execution and delivery of this Agreement and its performance and compliance with the terms of this Agreement will not constitute a violation of, any law, order or decree of any court or arbiter, or any order regulation or demand of any federal, state or local governmental or regulatory authority, which violation, in the Asset Representations Reviewer's good faith and reasonable judgment, is likely to materially and adversely affect either the ability of the Asset Representations Reviewer to perform its obligations under this Agreement or the financial condition of the Asset Representations Reviewer;

(vi)   No litigation is pending or, to the best of the Asset Representations Reviewer's knowledge, threatened against the Asset Representations Reviewer, which would prohibit the Asset Representations Reviewer from entering into this Agreement or, in the Asset Representations Reviewer's good faith and reasonable judgment, is likely to materially and adversely affect the ability of the Asset Representations Reviewer to perform its obligations under this Agreement; and

(vii)   [The Asset Representations Reviewer has errors and omissions coverage which is in full force and effect or is self insuring with respect to such risks, which in either case complies with the requirements of Section 3.07 hereof; and

(viii)   No consent, approval, authorization or order of any court or governmental agency or body is required under federal or state law for the execution, delivery and performance by the Asset Representations Reviewer of, or compliance by the Asset Representations Reviewer with, this Agreement or the consummation of the transactions of the Asset Representations Reviewer contemplated by this Agreement, except for any consent, approval, authorization or order which has been obtained or can be obtained prior to the actual performance by the Asset Representations Reviewer of its obligations under this Agreement, or which, if not obtained would not have a materially adverse effect on the ability of the Asset Representations Reviewer to perform its obligations hereunder; and

(ix)   The Asset Representations Reviewer is an Eligible Asset Representations Reviewer.

(e)   The representations and warranties set forth in paragraphs (a)-(d) above shall survive the execution and delivery of this Agreement. Upon discovery by any party to this Agreement (or upon written notice thereof from any Certificateholder or any Companion Holder) of a breach of any of the representations and warranties set forth in this Section which materially and adversely affects the interests of any party to this Agreement, the Certificateholders, the party discovering such breach shall give prompt written notice to the other parties hereto, each certifying Certificateholder, and, prior to the occurrence and continuance of a Control Termination Event, the Directing Certificateholder.

Section 6.02 Liability of the Depositor, the Master Servicer, the Operating Advisor and the Special Servicer. The Depositor, the Master Servicer, the Operating Advisor, the Special Servicer and the Asset Representations Reviewer shall be liable in accordance herewith only to the extent of the respective obligations specifically imposed upon and undertaken by the Depositor, the Master Servicer, the Operating Advisor, the Special Servicer and the Asset Representations Reviewer herein.

Section 6.03 Merger, Consolidation or Conversion of the Depositor, the Master Servicer, the Operating Advisor, the Special Servicer or the Asset Representations Reviewer. (a) Subject to subsection (b) below, the Depositor, the Master Servicer and the Special Servicer each will keep in full effect its existence, rights and franchises as an entity under the laws of the jurisdiction of its incorporation or organization, and each will obtain and preserve its qualification to do business as a foreign entity in each jurisdiction in which qualification is or shall be necessary to protect the validity and enforceability of this Agreement, the Certificates or any of the Mortgage Loans, the Trust Subordinate Companion Loan or Companion Loans and to perform its respective duties under this Agreement.

(b)   The Depositor, the Master Servicer, the Special Servicer, the Operating Advisor and the Asset Representations Reviewer each may be merged or consolidated with or into any Person, or transfer all or substantially all of its assets (which may be limited to all or substantially all of its assets related to commercial mortgage loan servicing or commercial mortgage surveillance, as the case may be) to any Person, in which case any Person resulting from any merger or consolidation to which the Depositor, the Master Servicer, the Special Servicer, the Operating Advisor, or the Asset Representations Reviewer shall be a party, or any Person succeeding to the business of the Depositor, the Master Servicer, the Special Servicer, the Operating Advisor, or the Asset Representations Reviewer, shall be the successor of the Depositor, the Master Servicer, the Special Servicer, the Operating Advisor, or the Asset Representations Reviewer (such Person, in the case of the Master Servicer or the Special Servicer, in each of the foregoing cases, the "Surviving Entity"), as the case may be, hereunder, without the execution or filing of any paper (other than an assumption agreement wherein the successor shall agree to perform the obligations of and serve as the Depositor, the Master Servicer, the Special Servicer, the Operating Advisor, or the Asset Representations Reviewer, as the case may be, in accordance with the terms of this Agreement) or any further act on the part of any of the parties hereto, anything herein to the contrary notwithstanding; provided, however, that with respect to such merger, consolidation or succession, Rating Agency Confirmation is received from each Rating Agency with respect to the Classes of Certificates and, with respect to any class of Serviced Companion Loan Securities, a confirmation is received from each applicable rating agency that such action will not result in the downgrade, withdrawal or

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qualification of its then-current ratings (<u>provided</u> that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates as described in <u>Section 3.25</u>); <u>provided</u>, <u>further</u>, that if the Master Servicer, the Special Servicer or the Operating Advisor enters into a merger and the Master Servicer, the Special Servicer or the Operating Advisor, as applicable, is the surviving entity under applicable law, the Master Servicer, the Special Servicer or the Operating Advisor, as applicable, shall not, as a result of the merger, be required to provide a Rating Agency Confirmation with respect to ratings of the Classes of Certificates or, with respect to any class of Serviced Companion Loan Securities, a confirmation of the rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings; <u>provided</u>, <u>further</u>, that for so long as the Trust, and, with respect to any Companion Loan included as part of the trust in a related Other Securitization, is subject to the reporting requirements of the Exchange Act, if the Master Servicer, the Special Servicer or the Operating Advisor notifies the Depositor in writing (a "<u>Merger Notice</u>") of any such merger, consolidation, conversion or other change in form, and the Depositor or the depositor in such Other Securitization, as the case may be, notifies the Master Servicer, the Special Servicer or the Operating Advisor, as applicable, in writing that the Depositor or the depositor in such Other Securitization, as the case may be, has discovered that such successor entity has not complied with its Exchange Act reporting obligations under any other commercial mortgage loan securitization (and specifically identifying the instance of noncompliance), then it shall be an additional condition to such succession that the Depositor or the depositor in such Other Securitization, as the case may be, shall have consented (which consent shall not be unreasonably withheld or delayed) to such successor entity. Notwithstanding the foregoing, no Master Servicer, Special Servicer or Operating Advisor may remain the Master Servicer, Special Servicer or Operating Advisor, as applicable, under this Agreement after (x) being merged or consolidated with or into any Person that is a Prohibited Party, or (y) transferring all or substantially all of its assets to any Person if such Person is a Prohibited Party, except to the extent (i) the Master Servicer, the Special Servicer or Operating Advisor, as applicable, is the surviving entity of such merger, consolidation or transfer and has been and continues to be in compliance with its Regulation AB reporting obligations hereunder or (ii) the Depositor consents to such merger, consolidation or transfer, which consent shall not be unreasonably withheld. If, within sixty (60) days following the date of delivery of the Merger Notice to the Depositor or the depositor in such Other Securitization, as the case may be, the Depositor or depositor in such Other Securitization, as the case may be, shall have failed to notify the Master Servicer or the Special Servicer, as applicable, in writing of the Depositor's determination, or depositor's determination, in the case of an Other Securitization, to grant or withhold such consent, such failure shall be deemed to constitute a grant of such consent. If the conditions to the provisions in the second preceding sentence are not met, the Trustee may terminate, and if the conditions set forth in the third proviso of the second preceding sentence are not met the Trustee shall terminate, the applicable Surviving Entity's servicing of the Mortgage Loans and the Trust Subordinate Companion Loan pursuant hereto, such termination to be effected in the manner set forth in <u>Section 3.26</u>, <u>Section 7.02</u> and <u>Section 12.05</u>.

(i)   The Asset Representations Reviewer shall keep in full effect its existence and rights as an entity under the laws of the jurisdiction of its organization, and shall be in compliance with the laws of all jurisdictions to the extent necessary to perform its duties under this Agreement.

(ii)   Any Person into which the Asset Representations Reviewer may be merged or consolidated, or any Person resulting from any merger or consolidation to which the Asset Representations Reviewer shall be a party, or any Person succeeding to the business of the Asset Representations Reviewer, shall be the successor of the Asset Representations Reviewer hereunder, and shall be deemed to have assumed all of the liabilities and obligations of such Asset Representations Reviewer hereunder, without the execution or filing of any paper or any further act on the part of any of the parties hereto, anything herein to the contrary notwithstanding; provided, however, that the Trustee has received a Rating Agency Confirmation with respect to such successor or surviving Person.

Section 6.04   Limitation on Liability of the Depositor, the Master Servicer, the Special Servicer, the Operating Advisor and Others. (a) None of the Depositor, the Master Servicer (including in its capacity as Companion Paying Agent), the Special Servicer, the Operating Advisor, the Asset Representations Reviewer and their respective Affiliates or any of the partners, directors, officers, shareholders, members, managers, employees or agents of any of the foregoing shall be under any liability to the Trust, the Certificateholders (including, with respect to the Trust AB Whole Loan, the Holders of the Class [LOAN-SPECIFIC] Certificates) or the Companion Holders for any action taken or for refraining from the taking of any action in good faith pursuant to this Agreement, or for errors in judgment; provided, however, that (i) this provision shall not protect the Depositor, the Master Servicer (including in its capacity as Companion Paying Agent), the Special Servicer, the Operating Advisor, the Asset Representations Reviewer and their respective Affiliates or any such Person against any breach of warranties or representations made herein or any liability which would otherwise be imposed by reason of willful misconduct, bad faith or negligence in the performance of duties or by reason of negligent disregard of obligations and duties hereunder. The Depositor, the Master Servicer (including in its capacity as Companion Paying Agent), the Special Servicer, the Operating Advisor, the Asset Representations Reviewer and their respective Affiliates and any partner, director, officer, shareholder, member, manager, employee or agent of the Depositor, the Master Servicer (including in its capacity as Companion Paying Agent), the Special Servicer or the Operating Advisor, the Asset Representations Reviewer and their respective Affiliates may rely on any document of any kind which, *prima facie*, is properly executed and submitted by any Person respecting any matters arising hereunder. The Depositor, the Master Servicer (including in its capacity as Companion Paying Agent), the Special Servicer, the Asset Representations Reviewer and the Operating Advisor and their respective Affiliates and any partner, director, officer, shareholder, member, manager, employee or agent of any of the foregoing shall be indemnified and held harmless by the Trust against any and all claims, losses, penalties, fines, forfeitures, reasonable legal fees and related costs, judgments, and any other costs, liabilities, fees and expenses incurred in connection with any legal or administrative action (whether in equity or at law) or claim relating to this Agreement, the Mortgage Loans, the Trust Subordinate Companion Loan, the Companion Loans or the Certificates, other than any loss, liability or expense: (i) specifically required to be borne thereby pursuant to the terms hereof; (ii) incurred in connection with any breach of a representation or warranty made by it herein; (iii) incurred by reason of bad faith, willful misconduct or negligence in the performance of its obligations or duties hereunder, or by reason of negligent disregard of such obligations or duties; or (iv) in the case of the Depositor and any of its partners, directors, officers, shareholders, members, managers, employees and agents, incurred in connection with any violation by any of them of any state or federal securities law. In addition, absent actual fraud (as determined by a final non-appealable court order), neither the Trustee nor the Certificate Administrator shall be liable for special, punitive, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Trustee or the Certificate Administrator has been advised of the likelihood of such loss or damage and regardless of the form of action. Each of the Master Servicer (including in its capacity as Companion Paying Agent), the Special Servicer, the Asset Representations Reviewer and the Operating Advisor conclusively may rely on, and shall be protected in acting or refraining from acting upon, any resolution, officer's certificate, certificate of auditors or any other certificate, statement, instrument, opinion, report, notice, request, consent, order, financial statement, agreement, appraisal, bond or other document (in electronic or paper format) as contemplated by and in accordance with this Agreement and reasonably believed or in good faith believed by the Master Servicer (including in its capacity as Companion Paying Agent), the Special Servicer, the Asset Representations Reviewer or the Operating Advisor to be genuine and to have been signed or presented by the proper party or parties and each of them may consult with counsel, in which case any written advice of counsel or Opinion of Counsel shall be full and complete authorization and protection with respect to any action taken or suffered or omitted by it hereunder in good faith and in accordance with such advice or Opinion of Counsel.

(b)   None of the Depositor, the Master Servicer (including in its capacity as Companion Paying Agent), the Special Servicer, the Operating Advisor and the Asset Representations Reviewer shall be under any obligation to appear in, prosecute or defend any legal or administrative action (whether in equity or at law), proceeding, hearing or examination that is not incidental to its respective duties under this Agreement or which in its opinion may involve it in any expense or liability not recoverable from the Trust; provided, however, that each of the Depositor, the Master Servicer, the Special Servicer, the Operating Advisor or the Asset Representations Reviewer may in its discretion undertake any such action, proceeding, hearing or examination that it may deem necessary or desirable in respect to this Agreement and the rights and duties of the parties hereto and the interests of the Certificateholders (and, in the case of any Serviced Whole Loan, the rights of the Certificateholders and the holders of a Serviced Companion Loan (as a collective whole) taking into account the subordinate or *pari passu* nature of such Serviced Companion Loan); provided, however, that if a Serviced Whole Loan and/or the holder of any related Companion Loan are involved, such expenses, costs and liabilities will be payable out of funds related to the applicable Serviced Whole Loan in accordance with the related Intercreditor Agreement and will also be payable out of the other funds in the Collection Account if amounts on deposit with respect to such Serviced Whole Loan are insufficient therefor. If any such expenses, costs or liabilities relate to a Mortgage Loan or Companion Loan, then any subsequent recovery on that Mortgage Loan or Companion Loan, as applicable, will be used to reimburse the Trust for any amounts advanced for the payment of such expenses, costs or liabilities. In such event, the legal expenses and costs of such action, proceeding, hearing or examination and any liability resulting therefrom shall be expenses, costs and liabilities of the Trust, and the Depositor, the Master Servicer (including in its capacity as Companion Paying Agent), the Special Servicer, the Asset Representations Reviewer and the Operating Advisor shall be entitled to be reimbursed therefor out of amounts attributable to the Mortgage Loans or the Companion Loan on deposit in the Collection Account (including, without duplication, any subaccount thereof), as provided by Section 3.05(a)(xii).

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(c)   Each of the Master Servicer and the Special Servicer, as applicable, agrees to indemnify the Depositor, the Trustee, the related Serviced Companion Noteholder, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer, the Master Servicer (including in its capacity as Companion Paying Agent) (in the case of the Special Servicer), the Special Servicer (in the case of the Master Servicer) and the Trust and any partner, director, officer, shareholder, member, manager, employee or agent thereof, and hold them harmless, from and against any and all claims, losses, penalties, fines, forfeitures, reasonable legal fees and related costs, judgments, and any other costs, liabilities, fees and expenses that any of them may sustain arising from or as a result of any willful misconduct, bad faith or negligence of the Master Servicer or the Special Servicer, as the case may be, in the performance of its obligations and duties under this Agreement or by reason of negligent disregard by the Master Servicer or the Special Servicer, as the case may be, of its duties and obligations hereunder or by reason of breach of any representations or warranties made herein by the Master Servicer or the Special Servicer, as applicable. The Trustee, the Certificate Administrator, the Depositor, the Asset Representations Reviewer or the Operating Advisor, as the case may be, shall immediately notify the Master Servicer or the Special Servicer, as applicable, if a claim is made by a third party with respect to this Agreement or the Mortgage Loans or the Trust Subordinate Companion Loan entitling the Trust to indemnification hereunder, whereupon the Master Servicer or the Special Servicer, as the case may be, shall assume the defense of such claim (with counsel reasonably satisfactory to the Trustee, the Certificate Administrator or the Depositor) and pay all expenses in connection therewith, including counsel fees, and promptly pay, discharge and satisfy any judgment or decree which may be entered against it or them in respect of such claim. Any failure to so notify the Master Servicer or the Special Servicer, as the case may be, shall not affect any rights any of the foregoing Persons may have to indemnification under this Agreement or otherwise, unless the Master Servicer's or the Special Servicer's, as the case may be, defense of such claim is materially prejudiced thereby.

(d)   Each of the Trustee and the Certificate Administrator (including in its role as Custodian), respectively agrees to indemnify the Depositor, the Master Servicer (including in its capacity as Companion Paying Agent), the Special Servicer, the Certificate Administrator (in the case of the Trustee), the Trustee (in the case of the Certificate Administrator), the Operating Advisor, the Asset Representations Reviewer and the Trust and any partner, director, officer, shareholder, member, manager employee or agent thereof, and hold them harmless, from and against any and all claims, losses, penalties, fines, forfeitures, reasonable legal fees and related costs, judgments, and any other costs, liabilities, fees and expenses that any of them may sustain arising from or as a result of any willful misconduct, bad faith or negligence of the Trustee or the Certificate Administrator, respectively, in the performance of its obligations and duties under this Agreement or by reason of negligent disregard by the Trustee or the Certificate Administrator, respectively, of its duties and obligations hereunder or by reason of breach of any representations or warranties made herein; provided that such indemnity shall not cover indirect or consequential damages. The Depositor, the Master Servicer, the Special Servicer, the Asset Representations Reviewer or the Operating Advisor, as the case may be, shall immediately notify the Trustee and the Certificate Administrator, respectively, if a claim is made by a third party with respect to this Agreement or the Mortgage Loans or the Trust Subordinate Companion Loan entitling the Trust to indemnification hereunder, whereupon the Trustee or the Certificate Administrator shall assume the defense of such claim (with counsel reasonably satisfactory to the Depositor, the

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Master Servicer (including in its capacity as Companion Paying Agent), the Special Servicer, the Asset Representations Reviewer or the Operating Advisor) and pay all expenses in connection therewith, including counsel fees, and promptly pay, discharge and satisfy any judgment or decree which may be entered against it or them in respect of such claim. Any failure to so notify the Trustee or the Certificate Administrator shall not affect any rights any of the foregoing Persons may have to indemnification under this Agreement or otherwise, unless the Trustee's or the Certificate Administrator's defense of such claim is materially prejudiced thereby.

(e)   The Depositor agrees to indemnify the Master Servicer (including in its capacity as Companion Paying Agent), the Special Servicer, the Trustee, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trust and any partner, director, officer, shareholder, member, manager, employee or agent thereof, and hold them harmless, from and against any and all claims, losses, penalties, fines, forfeitures, reasonable legal fees and related costs, judgments, and any other costs, liabilities, fees and expenses that any of them may sustain arising from or as a result of any willful misconduct, bad faith or negligence of the Depositor, in the performance of its obligations and duties under this Agreement or by reason of negligent disregard by the Depositor of its duties and obligations hereunder or by reason of breach of any representations or warranties made herein; provided that such indemnity shall not cover indirect or consequential damages. The Master Servicer, the Special Servicer, the Trustee, the Certificate Administrator, the Asset Representations Reviewer or the Operating Advisor, as the case may be, shall immediately notify the Depositor if a claim is made by a third party with respect to this Agreement, whereupon the Depositor shall assume the defense of such claim (with counsel reasonably satisfactory to the Master Servicer (including in its capacity as Companion Paying Agent) or the Special Servicer) and pay all expenses in connection therewith, including counsel fees, and promptly pay, discharge and satisfy any judgment or decree which may be entered against it or them in respect of such claim. Any failure to so notify the Depositor shall not affect any rights any of the foregoing Persons may have to indemnification under this Agreement or otherwise, unless the Depositor's defense of such claim is materially prejudiced thereby.

(f)   The Operating Advisor agrees to indemnify the Master Servicer (including in its capacity as Companion Paying Agent), the Special Servicer, the Trustee, the Certificate Administrator, the Depositor, the Asset Representations Reviewer and the Trust and any partner, director, officer, shareholder, member, manager, employee or agent thereof, and hold them harmless, from and against any and all claims, losses, penalties, fines, forfeitures, reasonable legal fees and related costs, judgments, and any other costs, liabilities, fees and expenses that any of them may sustain arising from or as a result of any willful misconduct, bad faith or negligence of the Operating Advisor, in the performance of its obligations and duties under this Agreement or by reason of negligent disregard by the Operating Advisor of its duties and obligations hereunder or by reason of breach of any representations or warranties made herein; provided that such indemnity shall not cover indirect or consequential damages. The Master Servicer, the Special Servicer, the Trustee, the Certificate Administrator, the Asset Representations Reviewer or the Depositor, as the case may be, shall immediately notify the Operating Advisor if a claim is made by a third party with respect to this Agreement or the Mortgage Loans or the Trust Subordinate Companion Loan entitling the Trust to indemnification hereunder, whereupon the Operating Advisor shall assume the defense of such claim (with counsel reasonably satisfactory to the Master Servicer (including in its capacity as Companion Paying Agent), the Special

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Servicer, the Trustee, the Certificate Administrator, the Asset Representations Reviewer or the Depositor) and pay all expenses in connection therewith, including counsel fees, and promptly pay, discharge and satisfy any judgment or decree which may be entered against it or them in respect of such claim. Any failure to so notify the Operating Advisor shall not affect any rights any of the foregoing Persons may have to indemnification under this Agreement or otherwise, unless the Operating Advisor's defense of such claim is materially prejudiced thereby.

(g)   Neither the Operating Advisor nor its Affiliates or any of the partners, directors, officers, shareholders, members, managers, employees or agents of the Operating Advisor shall be under any liability to any Certificateholder for any action taken or for refraining from the taking of any action in good faith pursuant to this Agreement, or for errors in judgment; provided, however, that this provision shall not protect the Operating Advisor against any liability which would otherwise be imposed by reason of willful misconduct, bad faith or negligence in the performance of duties or by reason of negligent disregard of obligations and duties hereunder.

(h)   The Asset Representations Reviewer agrees to indemnify the Master Servicer (including in its capacity as Companion Paying Agent), the Special Servicer, the Trustee, the Certificate Administrator, the Depositor, the Operating Advisor and the Trust and any partner, director, officer, shareholder, member, manager, employee or agent thereof, and hold them harmless, from and against any and all claims, losses, penalties, fines, forfeitures, reasonable legal fees and related costs, judgments, and any other costs, liabilities, fees and expenses that any of them may sustain arising from or as a result of any willful misconduct, bad faith or negligence of the Asset Representations Reviewer, in the performance of its obligations and duties under this Agreement or by reason of negligent disregard by the Asset Representations Reviewer of its duties and obligations hereunder or by reason of breach of any representations or warranties made herein; provided that such indemnity shall not cover indirect or consequential damages. The Master Servicer, the Special Servicer, the Trustee, the Certificate Administrator, the Operating Advisor or the Depositor, as the case may be, shall immediately notify the Asset Representations Reviewer if a claim is made by a third party with respect to this Agreement or the Mortgage Loans or the Trust Subordinate Companion Loan entitling the Trust to indemnification hereunder, whereupon the Asset Representations Reviewer shall assume the defense of such claim (with counsel reasonably satisfactory to the Master Servicer (including in its capacity as Companion Paying Agent), the Special Servicer, the Trustee, the Certificate Administrator, the Operating Advisor or the Depositor) and pay all expenses in connection therewith, including counsel fees, and promptly pay, discharge and satisfy any judgment or decree which may be entered against it or them in respect of such claim. Any failure to so notify the Asset Representations Reviewer shall not affect any rights any of the foregoing Persons may have to indemnification under this Agreement or otherwise, unless the Asset Representations Reviewer's defense of such claim is materially prejudiced thereby.

(i)   The applicable Non-Serviced Master Servicer, Non-Serviced Special Servicer, Non-Serviced Paying Agent, Non-Serviced Operating Advisor, Non-Serviced Depositor and Non-Serviced Trustee, and any of their respective partners, directors, officers, shareholders, members, managers, employees or agents (collectively, the "Non-Serviced Indemnified Parties"), shall be indemnified by the Trust and held harmless against the Trust's pro rata share (subject to the applicable Non-Serviced Intercreditor Agreement) of any and all claims, losses, penalties, fines, forfeitures, legal fees and related costs, judgments, and any other costs, liabilities, fees and expenses incurred in connection with the servicing and administration of a Non-Serviced Mortgage Loan and the related Non-Serviced Mortgaged Property under the applicable Non-Serviced Pooling Agreement (as and to the same extent the applicable Non-Serviced Trust is required to indemnify such parties in respect of other mortgage loans in the applicable Non-Serviced Trust pursuant to the terms of the related Non-Serviced Pooling and Servicing Agreement).

The indemnification provided herein shall survive the termination of this Agreement and the termination or resignation of the Master Servicer (including in its capacity as Companion Paying Agent), the Special Servicer, the Trustee, the Certificate Administrator or the Operating Advisor.

Section 6.05   Depositor, Master Servicer and Special Servicer Not to Resign. Subject to the provisions of Section 6.03, neither the Master Servicer nor the Special Servicer shall resign from their respective obligations and duties hereby imposed on each of them except upon (a) determination that such party's duties hereunder are no longer permissible under applicable law or (b) in the case of the Master Servicer or the Special Servicer, upon the appointment of, and the acceptance of such appointment by, a successor master servicer or special servicer, as applicable, and receipt by the Certificate Administrator and the Trustee of Rating Agency Confirmation from each Rating Agency and a confirmation of any applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any class of Serviced Companion Loan Securities (if any) (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates pursuant to Section 3.25).   Any such determination permitting the resignation of the Master Servicer or the Special Servicer pursuant to clause (a) above shall be evidenced by an Opinion of Counsel (at the expense of the resigning party) to such effect delivered to the Trustee and (prior to the occurrence of a Consultation Termination Event) the Directing Certificateholder. No such resignation by the Master Servicer or the Special Servicer shall become effective until the Trustee or a successor master servicer or successor special servicer, as applicable, shall have assumed the Master Servicer's or Special Servicer's, as applicable, responsibilities and obligations in accordance with Section 7.02 and no such resignation by the Master Servicer or the Special Servicer shall become effective until the Certificate Administrator shall have filed any required Form 8-K pursuant to Section 11.07 hereof and any other Form 8-K filings have been completed with respect to any related Companion Loan. Upon any termination (as described in Section 7.01(c)) or resignation of the Master Servicer or the Special Servicer, pursuant to this Section 6.05, the Master Servicer or the Special Servicer, as applicable, shall have the right and opportunity to appoint any successor master servicer or special servicer with respect to this Section 6.05; provided that, such successor master servicer or special servicer shall not be the Asset Representations Reviewer, the Operating Advisor or one of their respective Affiliates and (prior to the occurrence and continuance of a Control Termination Event) such successor special servicer is approved by the Directing Certificateholder, such approval not to be unreasonably withheld. The resigning party shall pay all costs and expenses (including costs and expenses incurred by the Trustee and the Certificate Administrator) associated with a transfer of its duties pursuant to this Section 6.05. Except as provided in Section 7.01(c), in no event shall the Master Servicer or the Special Servicer have the right to appoint any successor master

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servicer or special servicer if such Master Servicer or Special Servicer, as applicable, is terminated or removed pursuant to Section 7.01.

Section 6.06   Rights of the Depositor in Respect of the Master Servicer and the Special Servicer. The Depositor may, but is not obligated to, enforce the obligations of the Master Servicer and the Special Servicer hereunder and may, but is not obligated to, perform, or cause a designee to perform, any defaulted obligation of the Master Servicer and the Special Servicer hereunder or exercise the rights of the Master Servicer or Special Servicer, as applicable, hereunder; provided, however, that the Master Servicer and the Special Servicer shall not be relieved of any of their respective obligations hereunder by virtue of such performance by the Depositor or its designee. The Depositor shall not have any responsibility or liability for any action or failure to act by the Master Servicer or the Special Servicer and is not obligated to supervise the performance of the Trustee, the Master Servicer, the Operating Advisor or the Special Servicer under this Agreement or otherwise.

Section 6.07   The Master Servicer and the Special Servicer as Certificate Owner. The Master Servicer, the Special Servicer or any Affiliate thereof may become the Holder of (or, in the case of a Book-Entry Certificate, Certificate Owner with respect to) any Certificate with (except as otherwise set forth in the definition of "Certificateholder") the same rights it would have if it were not the Master Servicer, the Special Servicer or an Affiliate thereof.

Section 6.08   The Directing Certificateholder. (a) Other than with respect to any Serviced AB Whole Loan or Trust AB Whole Loan for which the related holder of an AB Subordinate Companion Loan or Trust Subordinate Companion Loan is not subject to an AB Control Appraisal Period, for so long as no Control Termination Event has occurred and is continuing, the Directing Certificateholder shall be entitled to advise (1) the Special Servicer with respect to all Specially Serviced Mortgage Loans, (2) the Special Servicer with respect to Non-Specially Serviced Mortgage Loans, as to all matters for which the Master Servicer must obtain the consent or deemed consent of the Special Servicer, and (3) the Special Servicer with respect to all Mortgage Loans and the Trust Subordinate Companion Loan, for which an extension of maturity is being considered by the Special Servicer or by the Master Servicer subject to consent or deemed consent of the Special Servicer, and notwithstanding anything herein to the contrary, except as set forth in, and in any event subject to the second and third paragraphs of this Section 6.08, (i) the Master Servicer, shall not be permitted to take any of the following actions, including with respect to the Trust AB Whole Loan irrespective of whether any such Major Decision constitutes a "Major Decision" under, and as defined in, the related Intercreditor Agreement (each a "Major Decision") (except as otherwise provided for in the first proviso following the Major Decisions listed below) and (ii) with respect to any Mortgage Loan (other than any Non-Serviced Mortgage Loan), any Serviced Whole Loan or Trust AB Whole Loan, for so long as no Control Termination Event has occurred and is continuing, the Special Servicer shall not be permitted to take any of the following actions (and with respect to the first proviso following the Major Decisions listed below shall not be permitted to consent to the Master Servicer's taking any of the following actions) as to which the Directing Certificateholder has objected in writing within ten (10) Business Days (or [thirty (30)] days with respect to clause (x) below) after receipt of the written recommendation and analysis (provided that if such written objection has not been received by the Special Servicer within such ten (10) Business

Day (or [thirty (30)] day) period, then the Directing Certificateholder will be deemed to have approved such action):

(i)   any proposed or actual foreclosure upon or comparable conversion (which may include acquisitions of an REO Property) of the ownership of properties securing such of the Mortgage Loans (other than a Non-Serviced Mortgage Loan) or Serviced Whole Loans as come into and continue in default;

(ii)   any modification, consent to a modification or waiver of a monetary term or material non-monetary term (including, without limitation, the timing of payments and acceptance of discounted payoffs but excluding waiver of Default Interest or late payment charges) of a Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced Whole Loan or any extension of the maturity date of any Mortgage Loan;

(iii)   any sale of a Defaulted Mortgage Loan (other than a Non-Serviced Mortgage Loan that the Special Servicer is permitted to sell in accordance with this Pooling and Servicing Agreement) and any related defaulted Companion Loan or defaulted Trust Subordinate Companion Loan, as applicable, or any REO Property (other than in connection with the termination of the Trust) for less than the applicable Purchase Price;

(iv)   any determination to bring an REO Property into compliance with applicable environmental laws or to otherwise address Hazardous Materials located at an REO Property;

(v)   any release of collateral or any acceptance of substitute or additional collateral for a Mortgage Loan or any consent to either of the foregoing, unless required or permitted pursuant to the specific terms of the related Mortgage Loan and for which there is no material lender discretion;

(vi)   any waiver of a "due-on-sale" or "due-on-encumbrance" clause with respect to a Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced Whole Loan or any consent to such waiver or consent to a transfer of the Mortgaged Property or interests in the Mortgagor or consent to the incurrence of additional debt, other than any such transfer or incurrence of debt as may be effected without the consent of the lender under the related loan agreement;

(vii)   any property management company changes (with respect to a Mortgage Loan with a Stated Principal Balance greater than $[2,500,000]) or franchise changes with respect to a Mortgage Loan (other than the Non-Serviced Mortgage Loan) or Serviced Whole Loan for which the lender is required to consent or approve under the Mortgage Loan documents;

(viii) releases of any material amounts from escrow accounts, reserve accounts or letters of credit held as performance escrows or reserves, other than those required pursuant to the specific terms of the related Mortgage Loan (other than a Non-Serviced Mortgage Loan) or a Serviced Whole Loan and for which there is no lender discretion;

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(ix)   any requests for the funding or disbursement of "performance," "earn-out," holdback or similar escrows and reserves (including those evidenced by letters of credit) for any Mortgage Loan whose escrows and reserves (i) exceed, at the related origination date, in the aggregate, 10% of the initial principal balance of such Mortgage Loan (regardless of whether such funding or disbursement may be characterized as routine and/or customary and regardless of whether such Mortgage Loan has a primary servicer other than the Master Servicer) or (ii) are not routine and/or customary escrow and reserve fundings or disbursements;

(x)   any acceptance of an assumption agreement or any other agreement permitting a transfer of interests in a Mortgagor or guarantor or releasing a Mortgagor or guarantor from liability under a Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced Whole Loan other than pursuant to the specific terms of such Mortgage Loan and for which there is no lender discretion;

(xi)   any determination of an Acceptable Insurance Default;

(xii)   the modification, waiver, amendment, execution, termination or renewal of any lease, to the extent mortgagee approval is required under the related loan documents (including entering into any related subordination, non-disturbance and attornment agreement) and if such lease [(a) involves a ground lease or lease of an outparcel or affects an area greater than or equal to the greater of (i) 10% of leasable space or (ii) 20,000 square feet, (b) is for over 50,000 square feet, or (c) otherwise constitutes a "major lease" or "material lease," if applicable, under the related loan documents, subject to any deemed approval expressly set forth in the related lease];

(xiii)   any adoption or implementation of a budget submitted by a Mortgagor with respect to a Mortgage Loan (to the extent mortgagee approval is required under the related Mortgage Loan documents), if [(i) the Mortgage Loan for the related Mortgaged Property is on the CREFC® servicer "watch list" or (ii) such budget includes material (more than 25%) increases in operating expenses or payments to entities actually known by the Master Servicer to be affiliates of the related Mortgagor (excluding affiliated managers paid at fee rates agreed to at the origination of the related Mortgage Loan), subject in each case to any deemed approval expressly set forth in the related mortgage loan documents];

(xiv)   the voting on any plan of reorganization, restructuring or similar plan in the bankruptcy of a Mortgagor;

(xv)   [the exercise of the rights and powers granted under the related Intercreditor Agreement or mezzanine loan intercreditor agreement to the "Note A Holder," the "Note A Controlling Holder," the "Senior Lender," the "Senior Loan Controlling Holder" or such other similar term as may be set forth in any such Intercreditor Agreement or mezzanine loan intercreditor agreement, as applicable, and/or the "Servicer" referred to therein, if and to the extent such rights or powers affect the priority, payments, consent rights or security interest with respect to the "Note A

Holder," the "Note A Controlling Holder," the "Senior Lender," the "Senior Loan Controlling Holder" or such other similar term];

(xvi)   [any exercise of a material remedy with respect to a Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced Whole Loan following a default or event of default under the related Mortgage Loan or Serviced Whole Loan documents];

(xvii)   any modification, consent to a modification or waiver of any material term of any Intercreditor Agreement or similar agreement related to a Mortgage Loan, or any action to enforce rights with respect thereto; and

(xviii)   any consent to incurrence of additional debt by a Mortgagor or mezzanine debt by a direct or indirect parent of a Mortgagor, to the extent the mortgagee's approval is required under the related Mortgage Loan documents;

provided, however, that notwithstanding the foregoing, the Master Servicer and Special Servicer may mutually agree, as contemplated by Section 3.20(a) of this Agreement, that the Master Servicer will process and obtain the prior consent of the Special Servicer with respect to any of the foregoing matters with respect to any Non-Specially Serviced Mortgage Loan, and, whether processed by the Master Servicer or not, with respect to a Major Decision in connection with a Non-Specially Serviced Mortgage Loan, the Master Servicer and the Special Servicer shall each be entitled to 50% of any Excess Modification Fees and assumption, consent and earnout fees (other than the assumption application fees and defeasance fees) paid in connection with such matters; provided, further, that, in the event that the Special Servicer or Master Servicer (in the event the Master Servicer is otherwise authorized by this Agreement to take such action), as applicable, determines that immediate action, with respect to the foregoing matters, or any other matter requiring consent of the Directing Certificateholder prior to the occurrence and continuance of a Control Termination Event in this Agreement (or any matter requiring consultation with the Directing Certificateholder or the Operating Advisor), is necessary to protect the interests of the Certificateholders (including, with respect to the Trust AB Whole Loan, the Holders of the Class [LOAN-SPECIFIC] Certificates) (or, with respect to any Serviced Whole Loan or Trust AB Whole Loan, the interest of the Certificateholders (including, with respect to the Trust AB Whole Loan, the Holders of the Class [LOAN-SPECIFIC] Certificates) and the holders of any related Serviced Companion Loan) (as a collective whole (taking into account the subordinate or *pari passu* nature of any Companion Loans or Trust Subordinate Companion Loan, as the case may be)), the Special Servicer or Master Servicer, as applicable may take any such action without waiting for the Directing Certificateholder's response (or without waiting to consult with the Directing Certificateholder or the Operating Advisor, as the case may be), provided that the Special Servicer or Master Servicer, as applicable provides the Directing Certificateholder (or the Operating Advisor, if applicable) with prompt written notice following such action including a reasonably detailed explanation of the basis therefor. The Special Servicer is not required to obtain the consent of the Directing Certificateholder for any of the foregoing actions after the occurrence and during the continuance of a Control Termination Event; provided, however, that, after the occurrence and during the continuance of a Control Termination Event but, with respect to the Directing Certificateholder only, prior to the occurrence of a Consultation Termination Event, the Special Servicer shall consult with the Directing Certificateholder in connection with any Major Decision (and any other actions which

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otherwise require consultation with the Directing Certificateholder prior to a Consultation Termination Event hereunder) and consider alternative actions recommended by the Directing Certificateholder, in respect thereof. In the event the Special Servicer receives no response from the Directing Certificateholder within 10 days following its written request for input on any required consultation, the Special Servicer shall not be obligated to consult with the Directing Certificateholder on the specific matter; provided, however, that the failure of the Directing Certificateholder to respond shall not relieve the Special Servicer from consulting with the Directing Certificateholder on any future matters with respect to the applicable Mortgage Loan or any other Mortgage Loan. In addition, [after the occurrence and during the continuance of a Control Termination Event and with respect to any AB Mortgage Loan or Trust AB Whole Loan, after the occurrence and during the continuation of both a Control Termination Event and an AB Control Appraisal Period,][after Operating Advisor Consultation Event][INCLUDE FOR TRANSACTIONS THAT CLOSE ON OR AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST,] the Special Servicer will also be required to consult with the Operating Advisor in connection with any proposed Major Decision (and any other actions which otherwise require consultation with the Operating Advisor after the occurrence and during the continuance of a Control Termination Event hereunder) and consider alternative actions recommended by the Operating Advisor, in respect thereof, provided that such consultation is on a non-binding basis. In the event that the Special Servicer receives no response from the Operating Advisor within ten (10) days following the later of (i) its written request for input on any required consultation and (ii) delivery of all such additional information reasonably requested by the Operating Advisor related to the subject matter of such consultation, the Special Servicer shall not be obligated to consult with the Operating Advisor on the specific matter; provided, however, that the failure of the Operating Advisor to respond on any specific matters shall not relieve the Special Servicer from its obligation to consult with the Operating Advisor on any future matter with respect to the applicable Mortgage Loan or any other Mortgage Loan.

In addition, for so long as no Control Termination Event has occurred and is continuing, the Directing Certificateholder subject to any rights, if any, of the related Companion Holder or the related Subordinate Loan-Specific Directing Certificateholder to advise the Special Servicer with respect to the related Serviced Whole Loan or Trust AB Whole Loan, as applicable, pursuant to the terms of the related Intercreditor Agreement, may direct the Special Servicer to take, or to refrain from taking, such other actions with respect to a Mortgage Loan or Trust Subordinate Companion Loan, as the Directing Certificateholder may deem advisable or as to which provision is otherwise made herein; provided that notwithstanding anything herein to the contrary, no such direction or objection contemplated by the preceding paragraph or this paragraph, may require or cause the Master Servicer or Special Servicer to violate any provision of any Mortgage Loan or Trust Subordinate Companion Loan or related Intercreditor Agreement or mezzanine intercreditor agreement, applicable law, this Agreement, or the REMIC Provisions (and, with respect to a Serviced Whole Loan, subject to the rights of the holders of the related Companion Loan), including without limitation the obligation of the Master Servicer and the Special Servicer to act in accordance with the Servicing Standard, or expose the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer, the Trust or the Trustee to liability, or materially expand the scope of the responsibilities of the Master Servicer or the Special Servicer, as applicable, hereunder or cause the Master Servicer or the Special Servicer, as applicable, to act, or fail to act, in a manner

which in the reasonable judgment of the Master Servicer or the Special Servicer, as applicable, is not in the best interests of the Certificateholders (including, with respect to the Trust AB Whole Loan, the Holders of the Class [LOAN-SPECIFIC] Certificates).

In the event the Special Servicer or Master Servicer, as applicable, determines that a refusal to consent by the Directing Certificateholder or any advice from the Directing Certificateholder, would cause the Special Servicer or Master Servicer, as applicable, to violate the terms of any Mortgage Loan or Trust Subordinate Companion Loan, applicable law or this Agreement, including without limitation, the Servicing Standard, the Special Servicer or Master Servicer, as applicable, shall disregard such refusal to consent or advise and notify the Directing Certificateholder, the Trustee and the Rating Agencies of its determination, including a reasonably detailed explanation of the basis therefor. The taking of, or refraining from taking, any action by the Master Servicer or Special Servicer in accordance with the direction of or approval of the Directing Certificateholder that does not violate the terms of any Mortgage Loan or Trust Subordinate Companion Loan, applicable law or the Servicing Standard or any other provisions of this Agreement, will not result in any liability on the part of the Master Servicer or the Special Servicer.

The Directing Certificateholder shall have no liability to the Trust or the Certificateholders for any action taken, or for refraining from the taking of any action, or for errors in judgment; provided, however, that the Directing Certificateholder shall not be protected against any liability to a Controlling Class Certificateholder that would otherwise be imposed by reason of willful misconduct, bad faith or negligence in the performance of duties owed to the Controlling Class Certificateholders or by reason of reckless disregard of obligations or duties owed to the Controlling Class Certificateholders. By its acceptance of a Certificate, each Certificateholder acknowledges and agrees that the Directing Certificateholder may take actions that favor the interests of one or more Classes of the Certificates including the Holders of the Controlling Class over other Classes of the Certificates, and that the Directing Certificateholder may have special relationships and interests that conflict with those of Holders of some Classes of the Certificates, that the Directing Certificateholder may act solely in the interests of the Holders of the Controlling Class, including the Holders of the Controlling Class, that the Directing Certificateholder does not have any duties or liability to the Holders of any Class of Certificates other than the Controlling Class, that the Directing Certificateholder shall not be liable to any Certificateholder, by reason of its having acted solely in the interests of the Holders of the Controlling Class, and that the Directing Certificateholder shall have no liability whatsoever for having so acted, and no Certificateholder may take any action whatsoever against the Directing Certificateholder or any director, officer, employee, agent or principal thereof for having so acted.

Any Non-Serviced Whole Loan Controlling Holder, with respect to a Non-Serviced Whole Loan, shall have no liability to the Trust or the Certificateholders for any action taken, or for refraining from the taking of any action, or for errors in judgment. By its acceptance of a Certificate, each Certificateholder acknowledges and agrees that any such Non-Serviced Whole Loan Controlling Holder, with respect to the related Non-Serviced Whole Loan, may take actions that favor the interests of one or more classes of the certificates issued under the related Non-Serviced Pooling Agreement including the Holders of the controlling class under such Non-Serviced Pooling Agreement over other Classes of the Certificates, and that such

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Non-Serviced Whole Loan Controlling Holder, with respect to such Non-Serviced Whole Loan, may have special relationships and interests that conflict with those of Holders of some Classes of the Certificates, that such Non-Serviced Whole Loan Controlling Holder, with respect to such Non-Serviced Whole Loan, may act solely in the interests of the Holders of the controlling class under the related Non-Serviced Pooling Agreement, that such Non-Serviced Whole Loan Controlling Holder, shall not be liable to any Certificateholder, by reason of its having acted solely in the interests of the Holders of the controlling class under the related Non-Serviced Pooling Agreement, and that the Non-Serviced Whole Loan Controlling Holder, with respect to such Non-Serviced Whole Loan, shall have no liability whatsoever for having so acted, and no Certificateholder may take any action whatsoever against such Non-Serviced Whole Loan Controlling Holder, with respect to such Non-Serviced Whole Loan, or any director, officer, employee, agent or principal thereof for having so acted.

(b)   Notwithstanding anything to the contrary contained herein (i) after the occurrence and during the continuance of a Control Termination Event, the Directing Certificateholder shall have no right to consent to or direct any action taken or not taken by any party to this Agreement; (ii) after the occurrence and during the continuance of a Control Termination Event but prior to the occurrence of a Consultation Termination Event, the Directing Certificateholder shall remain entitled to receive any notices, reports or information to which it is entitled pursuant to this Agreement, and the Master Servicer, Special Servicer and any other applicable party shall consult with the Directing Certificateholder in connection with any action to be taken or refrained from taking to the extent set forth herein; and (iii) after the occurrence of a Consultation Termination Event, the Directing Certificateholder shall have no direction, consultation or consent rights hereunder and no right to receive any notices, reports or information (other than notices, reports or information required to be delivered to all Certificateholders) or any other rights as Directing Certificateholder.

[End of Article VI]

ARTICLE VII

SERVICER TERMINATION EVENTS

Section 7.01   Servicer Termination Events; Master Servicer and Special Servicer Termination. (a) "Servicer Termination Event," wherever used herein, means any one of the following events:

(i)   (A) any failure by the Master Servicer to make a required deposit to the Collection Account, or remit to the Companion Paying Agent for deposit into the related Companion Distribution Account, on the day and by the time such deposit or remittance was first required to be made, which failure is not remedied within one (1) Business Day or (B) any failure by the Master Servicer to deposit into, or remit to the Certificate Administrator for deposit into, the Distribution Account any amount required to be so deposited or remitted, which failure is not remedied by 11:00 a.m. (New York City time) on the relevant Distribution Date;

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(ii)   any failure by the Special Servicer to deposit into the REO Account, within one (1) Business Day after the day such deposit is required to be made or to remit to the Master Servicer for deposit in the Collection Account or any other account required hereunder, any such remittance required to be made by the Special Servicer on the day such remittance is required to be made under this Agreement;

(iii)   any failure by the Master Servicer or the Special Servicer duly to observe or perform in any material respect any of its other covenants or obligations contained in this Agreement which failure continues unremedied for [thirty (30)] days (or (A) with respect to any year that a report on Form 10-K is required to be filed, five (5) Business Days in the case of the Master Servicer's or Special Servicer's, as applicable, obligations contemplated by Article XI, (B) [fifteen (15)] days in the case of the Master Servicer's failure to make a Servicing Advance or (C) [fifteen (15)] days in the case of a failure to pay the premium for any property insurance policy required to be maintained) after written notice of the failure has been given to the Master Servicer or the Special Servicer, as the case may be, by any other party hereto, or to the Master Servicer or the Special Servicer, as the case may be, with a copy to each other party to this Agreement, by the Holders of Certificates of any class, evidencing as to that class, Percentage Interests aggregating not less than [25]% or, with respect to a Serviced Whole Loan, by the related Serviced Companion Noteholder; provided, however, that if that failure is capable of being cured and the Master Servicer or Special Servicer, as the case may be, is diligently pursuing that cure, that [30]-day period will be extended an additional [thirty (30)] days; provided, further, however, that such extended period will not apply to the obligations regarding Exchange Act reporting;

(iv)   any breach on the part of the Master Servicer or the Special Servicer of any representation or warranty contained in Section 6.01(a) and Section 6.01(b), as applicable, which materially and adversely affects the interests of any Class of Certificateholders or holders of any Serviced Companion Loan and that continues unremedied for a period of [thirty (30)] days after the date on which notice of that breach, requiring the same to be remedied, will have been given to the Master Servicer or the Special Servicer, as the case may be, by the Depositor, the Certificate Administrator or the Trustee, or to the Master Servicer, the Special Servicer, the Depositor, the Certificate Administrator and the Trustee by the Certificateholders of any class, evidencing as to that class, Percentage Interests aggregating not less than [25]% or, with respect to a Serviced Whole Loan, by the holder of the related Serviced Companion Loan; provided, however, that if that breach is capable of being cured and the Master Servicer or the Special Servicer, as the case may be, is diligently pursuing that cure, that [30]-day period will be extended an additional [thirty (30)] days; or

(v)   certain events of insolvency, readjustment of debt, marshaling of assets and liabilities or similar proceedings in respect of or relating to the master servicer or the special servicer, and certain actions by or on behalf of the master servicer or the special servicer indicating its insolvency or inability to pay its obligations;; or

(vi)   either of [RA1] or [RA3] (A) has qualified, downgraded or withdrawn its rating or ratings of one or more Classes of Certificates, or (B) has placed one or more

Classes of Certificates on "watch status" in contemplation of a rating downgrade or withdrawal (and in the case of clause (A) and (B), such action has not been withdrawn by [RA1] or [RA3] within sixty (60) days of such actual knowledge by the Master Servicer or the Special Servicer, as the case may be) and, in the case of either of clauses (A) or (B), cited servicing concerns with the Master Servicer or Special Servicer, as applicable, as the sole or a material factor in such rating action; or

(vii)   the Master Servicer or the Special Servicer is no longer rated at least [INSERT MINIMUM RATING] or [INSERT MINIMUM RATING], respectively, by [RA2] and such Master Servicer or Special Servicer is not reinstated to at least that rating within [60] days of the delisting.

(b)   If any Servicer Termination Event with respect to the Master Servicer or the Special Servicer (in either case, for purposes of this Section 7.01(b), the "Affected Party") shall occur and be continuing, then, and in each and every such case, so long as such Servicer Termination Event shall not have been remedied, the Trustee or the Depositor may, and at the written direction of (prior to the occurrence and continuance of a Control Termination Event) the Directing Certificateholder (solely with respect to the Special Servicer) or the Holders of Certificates entitled to more than 50% of the Voting Rights, the Trustee shall, terminate (and the Depositor may direct the Trustee to terminate each of the Master Servicer or the Special Servicer, as applicable, upon five Business Days' written notice if there is a Servicer Termination Event under clause (iii)(A) above), by notice in writing to the Affected Party, with a copy of such notice to the Depositor and the Operating Advisor, all of the rights (subject to Section 3.11 and Section 6.04) and obligations of the Affected Party under this Agreement and in and to the Mortgage Loans and the Trust Subordinate Companion Loan and the proceeds thereof (other than as a Certificateholder or Companion Holder, if applicable); provided, however, that the Affected Party shall be entitled to the payment of accrued and unpaid compensation and reimbursement through the date of such termination as provided for under this Agreement for services rendered and expenses incurred. From and after the receipt by the Affected Party of such written notice except as otherwise provided in this Article VII, all authority and power of the Affected Party under this Agreement, whether with respect to the Certificates (other than as a Holder of any Certificate) or the Mortgage Loans or the Trust Subordinate Companion Loan or otherwise, shall pass to and be vested in the Trustee with respect to a termination of the Master Servicer or the Special Servicer pursuant to and under this Section 7.01, and, without limitation, the Trustee is hereby authorized and empowered to execute and deliver, on behalf of and at the expense of the Affected Party, as attorney-in-fact or otherwise, any and all documents and other instruments, and to do or accomplish all other acts or things necessary or appropriate to effect the purposes of such notice of termination, whether to complete the transfer and endorsement or assignment of the Mortgage Loans or the Trust Subordinate Companion Loan and related documents, or otherwise. The Master Servicer and Special Servicer each agree that if it is terminated pursuant to this Section 7.01(b), it shall promptly (and in any event no later than twenty (20) Business Days subsequent to its receipt of the notice of termination) provide the Trustee with all documents and records requested by it to enable it to assume the Master Servicer's or the Special Servicer's, as the case may be, functions hereunder, and shall cooperate with the Trustee in effecting the termination of the Master Servicer's or the Special Servicer's, as the case may be, responsibilities and rights (subject to Section 3.11 and Section 6.04) hereunder, including, without limitation, the transfer within five (5) Business Days to the Trustee for administration by it of all cash amounts which shall at the time be or should have been credited by the Master Servicer to the Collection Account or any Servicing Account (if it is the Affected Party), by the Special Servicer to the REO Account (if it is the Affected Party) or thereafter be received with respect to the Mortgage Loans, the Trust Subordinate Companion Loan or any REO Property (provided, however, that the Master Servicer and the Special Servicer each shall, if terminated pursuant to this Section 7.01(b) or pursuant to Section 7.01(d) (with respect to the Special Servicer), continue to be entitled to receive all amounts accrued or owing to it under this Agreement on or prior to the date of such termination, whether in respect of Advances (in the case of the Special Servicer or the Master Servicer) or otherwise, and it and its Affiliates and the directors, managers, officers, members, employees and agents of it and its Affiliates shall continue to be entitled to the benefits of Section 3.11 and Section 6.04 notwithstanding any such termination).

(c)   If the Master Servicer receives notice of termination under Section 7.01(b) solely due to a Servicer Termination Event under Section 7.01(a)(vi) or (vii), the Master Servicer shall have a forty-five (45) day period after such notice in which to find a successor master servicer qualified to act as Master Servicer hereunder in accordance with Section 6.02 and Section 7.02 and to which the Master Servicer can sell its rights to service the Mortgage Loans and the Trust Subordinate Companion Loan under this Agreement. During such forty-five (45) day period the Master Servicer may continue to serve as Master Servicer hereunder. In the event that the Master Servicer is unable, within such forty-five (45) day period, to cause a qualified successor master servicer to assume the duties of the Master Servicer hereunder, then and in such event, the Trustee shall assume the obligations of the Master Servicer hereunder.

Notwithstanding Section 7.01(b), if any Servicer Termination Event on the part of the Special Servicer shall occur and be continuing that affects the Holder of a Serviced Pari Passu Companion Loan, then, so long as the Special Servicer is not otherwise terminated, the Holder of such Serviced Pari Passu Companion Loan or the Other Trustee appointed under the related Other Pooling and Servicing Agreement, as applicable, shall be entitled to direct the Trustee to terminate the Special Servicer with respect to the related Serviced Pari Passu Whole Loan. Any Special Servicer appointed to replace the Special Servicer with respect to a Serviced Pari Passu Mortgage Loan cannot at any time be (without the prior written consent of the holder of such Serviced Pari Passu Companion Loan) the person (or Affiliate thereof) that was terminated at the direction of the holder of the related Serviced Pari Passu Companion Loan. Any such Special Servicer under this paragraph shall meet the eligibility requirements of Section 7.02 and the eligibility requirements of the related Other Pooling and Servicing Agreement, and the appointment thereof shall comply with the provisions of Section 7.02. Any appointment of a replacement Special Servicer in accordance with this paragraph shall be subject to the receipt of Rating Agency Confirmation and confirmation from the rating agencies that such appointment or replacement will not result in the downgrade, withdrawal or qualification of the then-current ratings of any class of any related Serviced Companion Loan Securities (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates pursuant to Section 3.25).

(d)   Subject to the rights of the holder of a related AB Subordinate Companion Loan and the rights of the Holders of the Class [LOAN-SPECIFIC] Certificates pursuant to the

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related Intercreditor Agreement at any time prior to the occurrence and continuance of a Control Termination Event, [and subject to the right of the Operating Advisor to recommend the termination of the Special Servicer and recommend a Qualified Replacement Special Servicer and the right of the Certificateholders to approve the replacement of the Special Servicer with such Qualified Replacement Special Servicer pursuant to this Section 7.01(d),] [APPLICABLE TO OFFERINGS ON OR AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST] the Directing Certificateholder shall be entitled to terminate the rights (subject to Section 3.11 and Section 6.04) and obligations of the Special Servicer under this Agreement, with or without cause, upon ten (10) Business Days' notice to the Special Servicer, the Master Servicer, the Certificate Administrator, the Trustee and the Operating Advisor; such termination to be effective upon the appointment of a successor special servicer meeting the requirements of this Section 7.01(d). Upon a termination of such Special Servicer, the Directing Certificateholder shall appoint a successor special servicer; provided, however, that (i) such successor will meet the requirements set forth in Section 7.02, (ii) [each Rating Agency delivers Rating Agency Confirmation and, in the case of any class of any Serviced Companion Loan Securities the applicable rating agencies deliver a confirmation that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates pursuant to Section 3.25)][the Trustee has provided each Rating Agency with a Rating Agency Communication] and (iii) no replacement of the Special Servicer shall be effective until the Certificate Administrator shall have filed any required Form 8-K pursuant to Section 11.07 hereof and any other Form 8-K filings have been completed with respect to any related Companion Loan.

With respect to any Non-Serviced Whole Loan, pursuant to the related Intercreditor Agreement, the related Non-Serviced Whole Loan Controlling Holder will have the right, with or without cause, to replace the applicable Non-Serviced Special Servicer then acting with respect to such Whole Loan and appoint a replacement special servicer in lieu thereof without the consent of the holder of the related Mortgage Loan. The Non-Serviced Whole Loan Controlling Holder (prior to a control event under the related Non-Serviced Pooling Agreement), and the applicable certificateholders with the requisite percentage of voting rights (after a control event) will have the right, with or without cause, to replace the special servicer then acting with respect to such Whole Loan and appoint a replacement special servicer in lieu thereof, pursuant to the terms of the related Non-Serviced Pooling Agreement.

After the occurrence and during the continuance of a Control Termination Event and upon (a) the written direction of Holders of Principal Balance Certificates and the Class [EC] Certificates evidencing not less than 25% of the Voting Rights (taking into account the application of any Appraisal Reduction Amounts to notionally reduce the Certificate Balances pursuant to Section 4.05 hereof) of the Principal Balance Certificates and the Class [EC] Certificates requesting a vote to replace the Special Servicer with a new special servicer designated in such written direction, (b) payment by such Holders to the Certificate Administrator of the reasonable fees and expenses (including any legal fees and any Rating Agency fees and expenses) to be incurred by the Certificate Administrator in connection with administering such vote and which will not be additional trust fund expenses and (c) delivery by such Holders to [the Certificate Administrator and Trustee of Rating Agency Confirmation from each Rating Agency (which Rating Agency Confirmation shall be obtained at the expense of such Holders)][each Rating Agency (with a copy to the Certificate Administrator and Trustee) of a Rating Agency Communication (which Rating Agency Communication shall be provided at the expense of such Holders)], the Certificate Administrator shall promptly post notice to all Certificateholders of such request on the Certificate Administrator's Website in accordance with Section 3.13(b) and concurrently by mail, and conduct the solicitation of votes of all Certificates in such regard, which vote shall occur within one hundred-eighty (180) days of the posting of such notice. Upon the written direction of Holders of Certificates evidencing at least 75% of a Certificateholder Quorum of Certificates, the Trustee shall terminate all of the rights and obligations of the Special Servicer under this Agreement and appoint the successor special servicer (which must be a Qualified Replacement Special Servicer) designated by such Certificateholders. The Certificate Administrator shall include on each Statement to Certificateholders a statement that each Certificateholder may (i) access such notices via the Certificate Administrator's Website and (ii) register to receive electronic mail notifications when such notices are posted thereon. Notwithstanding the foregoing, the Certificateholder's direction to remove the Special Servicer shall not apply to any Serviced AB Whole Loan for which the holder of the related AB Subordinate Companion Loan is not subject to an AB Control Appraisal Period and shall not apply to a Trust AB Whole Loan if the related Trust Subordinate Companion Loan is not subject to an AB Control Appraisal Period.

An AB Whole Loan Controlling Holder or Subordinate Loan-Specific Directing Certificateholder, as applicable, shall have the right, prior to the occurrence and continuance of an AB Control Appraisal Period, to replace the Special Servicer solely with respect to the related AB Whole Loan or Trust AB Whole Loan, as applicable, so long as (A) each Rating Agency delivers a Rating Agency Confirmation; (B) the successor special servicer has assumed in writing (from and after the date such successor special servicer becomes the Special Servicer) all of the responsibilities, duties and liabilities of the Special Servicer under this Agreement from and after the date it becomes the Special Servicer as they relate to any AB Whole Loan or Trust AB Whole Loan, as applicable pursuant to an assumption agreement reasonably satisfactory to the Certificate Administrator; and (C) the Certificate Administrator shall have received an opinion of counsel reasonably satisfactory to the Certificate Administrator to the effect that (x) the designation of such replacement to serve as Special Servicer is in compliance with this Agreement, (y) such replacement will be bound by the terms of this Agreement with respect to any AB Whole Loan or Trust AB Whole Loan, as applicable, and (z) subject to customary qualifications and exceptions, this Agreement will be enforceable against such replacement in accordance with the terms hereof.

The parties hereto acknowledge that, notwithstanding anything to the contrary contained in this section, in accordance with the related Intercreditor Agreement, if a servicer termination event on the part of a Non-Serviced Special Servicer under a Non-Serviced Pooling Agreement remains unremedied and affects the holder of the related Non-Serviced Mortgage Loan, and the related Non-Serviced Special Servicer has not otherwise been terminated, the holder of the related Non-Serviced Mortgage Loan (or the Trustee, acting at the direction of the Directing Certificateholder) will be entitled to direct the related Non-Serviced Trustee to terminate the related Non-Serviced Special Servicer solely with respect to the related Non-Serviced Whole Loan. The appointment (or replacement) of a special servicer with respect

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to a Non-Serviced Whole Loan, as applicable, will in any event be subject to Rating Agency Confirmation from each Rating Agency. A replacement special servicer will be selected by the related Non-Serviced Trustee or, prior to a consultation termination event under the related Non-Serviced Pooling Agreement, by the related Non-Serviced Whole Loan Controlling Holder; provided, however, that any successor special servicer appointed to replace the special servicer with respect to such Non-Serviced Whole Loan cannot at any time be the Person (or an Affiliate thereof) that was terminated at the direction of the holder of such Non-Serviced Mortgage Loan, without the prior written consent of the Directing Certificateholder.

[APPLICABLE TO OFFERINGS CLOSING PRIOR TO DECEMBER 24, 2016] Following the occurrence of a Consultation Termination Event, subject to the immediately succeeding paragraph, if the Operating Advisor determines that the Special Servicer is not performing its duties as required hereunder or is otherwise not acting in accordance with the Servicing Standard, the Operating Advisor shall deliver to the Trustee and the Certificate Administrator, with a copy to the Special Servicer, a written recommendation in the form of Exhibit W attached hereto (which form may be modified or supplemented from time to time to cure any ambiguity or error or to incorporate any additional information, subject to compliance of such form with the terms and provisions of this Agreement; provided, further, that in no event shall the information or any other content included in such written recommendation contravene any provision of this Agreement) detailing the reasons supporting its position (along with relevant information justifying its recommendation) and recommending a suggested replacement special servicer, which shall be a Qualified Replacement Special Servicer. In such event, the Certificate Administrator shall promptly post notice to all Certificateholders of such recommendation on the Certificate Administrator's Website in accordance with Section 3.13(b), and by mail conduct the solicitation of votes of all Certificates in such regard. Upon (i) the affirmative vote of Holders of Principal Balance Certificates and the Class [EC] Certificates evidencing at least a majority of the aggregate Voting Rights (taking into account the application of any Appraisal Reduction Amounts to notionally reduce the respective Certificate Balances of such Certificates) of all Principal Balance Certificates and the Class [EC] Certificates on an aggregate basis and (ii) [receipt of Rating Agency Confirmation from each Rating Agency by the Certificate Administrator][the delivery of a Rating Agency Communication to each Rating Agency by the Certificate Administrator] following satisfaction of the foregoing clause (i), the Trustee shall (i) terminate all of the rights and obligations of the Special Servicer under this Agreement and appoint a successor special servicer approved by the Certificateholders and (ii) promptly notify such outgoing Special Servicer of the effective date of such termination. The reasonable out-of-pocket costs and expenses (including reasonable legal fees and expenses of outside counsel) associated with [obtaining such Rating Agency Confirmations][providing such Rating Agency Communications] and administering such vote and the Operating Advisor's identification of a Qualified Replacement Special Servicer shall be an additional trust fund expense. In the event that the Trustee does not receive at least a majority of the requested votes, then the Trustee shall have no obligation to remove the Special Servicer. Prior to the appointment of any replacement special servicer, such replacement special servicer shall have agreed to succeed to the obligations of the Special Servicer under this Agreement and to act as the Special Servicer's successor hereunder. Notwithstanding the foregoing, the Operating Advisor shall not be permitted to recommend the replacement of the Special Servicer with respect to an AB Whole Loan or a Trust AB Whole Loan so long as the related Serviced

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Companion Noteholder or Trust Subordinate Companion Loan, as applicable, is not subject to an AB Control Appraisal Period under the related Intercreditor Agreement.

No penalty or fee shall be payable to the terminated Special Servicer with respect to any termination pursuant to this Section 7.01(d). All costs of any such termination made by the Directing Certificateholder without cause shall be paid by the Holders of the Controlling Class.

For the avoidance of doubt, the indemnification of the Operating Advisor in Section 6.04 shall include, subject to the limitations set forth in Section 6.04, any action or claim arising from, or relating to, the Operating Advisor's determination under this Section 7.01(d) (regarding removal of the Special Servicer), or the result of the vote of the Certificateholders (regarding removal of the Special Servicer).

[APPLICABLE TO OFFERINGS CLOSING ON OR AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST] If the Operating Advisor determines, in its sole discretion exercised in good faith, that (i) the Special Servicer is not performing its duties as required hereunder or is otherwise not acting in accordance with the Servicing Standard, and (ii) the replacement of the Special Servicer would be in the best interest of the Certificateholders as a collective whole, the Operating Advisor shall deliver to the Trustee and the Certificate Administrator, with a copy to the Special Servicer, a written report in the form of Exhibit W attached hereto (which form may be modified or supplemented from time to time to cure any ambiguity or error or to incorporate any additional information, subject to compliance of such form with the terms and provisions of this Agreement; provided, further, that in no event shall the information or any other content included in such written recommendation contravene any provision of this Agreement) detailing the reasons supporting its recommendation (along with relevant information justifying its recommendation) and recommending a suggested replacement special servicer, which shall be a Qualified Replacement Special Servicer. In such event, the Certificate Administrator shall promptly post notice to all Certificateholders of such recommendation and the related report on the Certificate Administrator's Website in accordance with Section 3.13(b), and by mail conduct the solicitation of votes of all Certificates in such regard. Upon (i) the affirmative vote of Holders of Principal Balance Certificates and the Class [EC] Certificates evidencing at least a majority of a quorum of Certificateholders (which, for this purpose, is the holders of certificates that (i) evidence at least 20% of the Voting Rights (taking into account the application of any Appraisal Reduction Amounts to notionally reduce the respective Certificate Balances) of all Principal Balance Certificates and Class [EC] Certificates on an aggregate basis, and (ii) consist of at least three Certificateholders or Certificate Owners that are not affiliated with each other) and (ii) [receipt of Rating Agency Confirmation from each Rating Agency by the Certificate Administrator][the delivery of a Rating Agency Communication to each Rating Agency by the Certificate Administrator] following satisfaction of the foregoing clause (i), the Trustee shall (i) terminate all of the rights and obligations of the Special Servicer under this Agreement and appoint a successor special servicer approved by the Certificateholders and (ii) promptly notify such outgoing Special Servicer of the effective date of such termination. The reasonable out-of-pocket costs and expenses (including reasonable legal fees and expenses of outside counsel) associated with [obtaining such Rating Agency Confirmations][providing such Rating

Agency Communications] and administering such vote and the Operating Advisor's identification of a Qualified Replacement Special Servicer shall be an additional trust fund expense. In the event that the Certificate Administrator does not receive at least a majority of the requested votes, then the Certificate Administrator shall have no obligation to remove the Special Servicer. Prior to the appointment of any replacement special servicer, such replacement special servicer shall have agreed to succeed to the obligations of the Special Servicer under this Agreement and to act as the Special Servicer's successor hereunder. [Notwithstanding the foregoing, the Operating Advisor shall not be permitted to recommend the replacement of the Special Servicer with respect to an AB Whole Loan or a Trust AB Whole Loan so long as the related Serviced Companion Noteholder or Trust Subordinate Companion Loan, as applicable, is not subject to an AB Control Appraisal Period under the related Intercreditor Agreement.]

No penalty or fee shall be payable to the terminated Special Servicer with respect to any termination pursuant to this Section 7.01(d). All costs of any such termination made by the Directing Certificateholder without cause shall be paid by the Holders of the Controlling Class.

For the avoidance of doubt, the indemnification of the Operating Advisor in Section 6.04 shall include, subject to the limitations set forth in Section 6.04, any action or claim arising from, or relating to, the Operating Advisor's determination under this Section 7.01(d) (regarding removal of the Special Servicer), or the result of the vote of the Certificateholders (regarding removal of the Special Servicer).

(e)   The Master Servicer and Special Servicer shall, as the case may be, from time to time, take all such reasonable actions as are required by it in accordance with the related Servicing Standard in order to prevent the Certificates from being placed on "watch" status or downgraded due to servicing or special servicing, as applicable, concerns by any Rating Agency. In no event shall the remedy for a breach of the foregoing covenant extend beyond termination pursuant to Section 7.01(a)(vi) and (vii) and the resulting operation of Section 7.01(b) and (c). The operation of this subsection (e) shall not be construed to limit the effect of Section 7.01(a)(vi) or (vii).

(f)   Notwithstanding the foregoing, (1) if any Servicer Termination Event on the part of the Master Servicer affects a Serviced Companion Loan, the related holder of a Serviced Companion Loan or the rating on any class of certificates backed, wholly or partially, by any Serviced Companion Loan Securities, and if the Master Servicer is not otherwise terminated, or (2) if a Servicer Termination Event on the part of the Master Servicer affects only a Serviced Companion Loan, the related holder of a Serviced Companion Loan or the rating on any class of certificates backed, wholly or partially, by any Serviced Companion Loan Securities, then the Master Servicer may not be terminated by or at the direction of the related holder of such Serviced Companion Loan or the holders of any certificates backed, wholly or partially, by such Serviced Companion Loan, but upon the written direction of the related holder of such Serviced Companion Loan, the Master Servicer shall be required to appoint a sub-servicer that will be responsible for servicing the related Serviced Whole Loan.

(g)   If any Servicer Termination Event on the part of the Master Servicer affects a Trust Subordinate Companion Loan, and the Master Servicer is not otherwise

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terminated, then the related Subordinate Loan-Specific Directing Certificateholder shall be entitled to direct the Trustee to appoint a sub-servicer solely with respect to the related Trust AB Whole Loan (or if the related Trust AB Whole Loan is currently being sub-serviced, to replace the current Sub-Servicer, but only if such Sub-Servicer is in default under the related Sub-Servicing Agreement). The appointment or replacement of the Master Servicer or a Sub-Servicer with respect to a Trust AB Mortgage Loan, as contemplated above, shall in any event be subject to receipt of Rating Agency Confirmation from each Rating Agency.

Section 7.02   Trustee to Act; Appointment of Successor. On and after the time the Master Servicer or the Special Servicer, as the case may be, either resigns pursuant to subsection (a) of the first sentence of Section 6.05 or receives a notice of termination for cause pursuant to Section 7.01(b), and provided that no acceptable successor has been appointed within the time period specified in Section 7.01(c), the Trustee shall be the successor to such party, until such successor to the Master Servicer or the Special Servicer, as applicable, is appointed as provided in this Section 7.02 or by the Directing Certificateholder as provided in Section 7.01(d), as applicable, in all respects in its capacity as Master Servicer or Special Servicer, as applicable, under this Agreement and the transactions set forth or provided for herein and shall be subject to, and have the benefit of, all of the rights, (subject to Section 3.11 and Section 6.04) benefits, responsibilities, duties, liabilities and limitations on liability relating thereto and that arise thereafter placed on or for the benefit of the Master Servicer or Special Servicer, as applicable, by the terms and provisions hereof; provided, however, that any failure to perform such duties or responsibilities caused by the terminated party's failure under Section 7.01 to provide information or moneys required hereunder shall not be considered a default by such successor hereunder. The appointment of a successor master servicer shall not affect any liability of the predecessor Master Servicer which may have arisen prior to its termination as Master Servicer, and the appointment of a successor special servicer shall not affect any liability of the predecessor Special Servicer which may have arisen prior to its termination as Special Servicer. The Trustee in its capacity as successor to the Master Servicer or the Special Servicer, as the case may be, shall not be liable for any of the representations and warranties of the Master Servicer or the Special Servicer, respectively, herein or in any related document or agreement, for any acts or omissions of the predecessor Master Servicer or Special Servicer or for any losses incurred by the predecessor Master Servicer pursuant to Section 3.06 hereunder, nor shall the Trustee be required to purchase any Mortgage Loan or Trust Subordinate Companion Loan hereunder solely as a result of its obligations as successor master servicer or special servicer, as the case may be. Subject to Section 3.11, as compensation therefor, the Trustee as successor master servicer shall be entitled to the Servicing Fees and all fees relating to the Mortgage Loans, the Companion Loans or the Trust Subordinate Companion Loan which the Master Servicer would have been entitled to if the Master Servicer had continued to act hereunder, including but not limited to any income or other benefit from any Permitted Investment pursuant to Section 3.06, and subject to Section 3.11, and the Trustee as successor to the Special Servicer shall be entitled to the Special Servicing Fees to which the Special Servicer would have been entitled if the Special Servicer had continued to act hereunder. Should the Trustee succeed to the capacity of the Master Servicer or the Special Servicer, as the case may be, the Trustee shall be afforded the same standard of care and liability as the Master Servicer or the Special Servicer, as applicable, hereunder notwithstanding anything in Section 8.01 to the contrary, but only with respect to actions taken by it in its role as successor master servicer or successor special servicer, as the case may be, and not with respect to its role as Trustee hereunder. Notwithstanding the above, the Trustee may, if

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it shall be unwilling to act as successor to the Master Servicer or the Special Servicer, as applicable, or shall, if it is unable to so act, or if the Trustee is not approved as a servicer by each Rating Agency, or if, prior to the occurrence and continuance of a Control Termination Event, the Directing Certificateholder or the Holders of Certificates entitled to more than 50% of the Voting Rights so request in writing to the Trustee, promptly appoint, or petition a court of competent jurisdiction to appoint, any established mortgage loan servicing institution which meets the criteria set forth in Section 6.05 and otherwise herein, as the successor to the Master Servicer or the Special Servicer, as applicable, hereunder in the assumption of all or any part of the responsibilities, duties or liabilities of the Master Servicer or Special Servicer hereunder. No appointment of a successor to the Master Servicer or the Special Servicer hereunder shall be effective until (i) the assumption in writing by the successor to the Master Servicer or the Special Servicer of all its responsibilities, duties and liabilities hereunder that arise thereafter, (ii) upon receipt of Rating Agency Confirmation from each Rating Agency and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates pursuant to Section 3.25), (iii) which appointment has been approved (prior to the occurrence and continuance of a Control Termination Event) by the Directing Certificateholder, such approval not to be unreasonably withheld and (iv) the Certificate Administrator shall have filed any required Form 8-K pursuant to Section 11.07 hereof and any other Form 8-K filings have been completed with respect to any related Companion Loan. Pending appointment of a successor to the Master Servicer or the Special Servicer hereunder, unless the Trustee shall be prohibited by law from so acting, the Trustee shall act in such capacity as herein above provided. In connection with such appointment and assumption of a successor to the Master Servicer or Special Servicer as described herein, the Trustee may make such arrangements for the compensation of such successor out of payments on the Mortgage Loans and the Trust Subordinate Companion Loan as it and such successor shall agree; provided, however, that no such compensation with respect to a successor master servicer or successor special servicer, as the case may be, shall be in excess of that permitted the terminated Master Servicer or Special Servicer, as the case may be, hereunder. The Trustee, the Master Servicer or the Special Servicer (whichever is not the terminated party) and such successor shall take such action, consistent with this Agreement, as shall be necessary to effectuate any such succession. Any costs and expenses associated with the transfer of the servicing function (other than with respect to a termination without cause) under this Agreement shall be borne by the predecessor Master Servicer or Special Servicer, as applicable. If such predecessor Master Servicer or Special Servicer (as the case may be) has not reimbursed the party requesting such termination or the successor Master Servicer or Special Servicer for such expenses within 90 days after the presentation of reasonable documentation, such expense shall be reimbursed by the Trust; provided that the terminated Master Servicer or Special Servicer shall not thereby be relieved of its liability for such expenses. If and to the extent that the terminated Master Servicer or Special Servicer has not reimbursed such costs and expenses, the party requesting such termination shall have an affirmative obligation to take all reasonable actions to collect such expenses on behalf of the Trust. In the event of a termination without cause, such costs and expenses shall be borne by the party requesting such termination, or as otherwise set forth herein; provided that the Certificate Administrator and the Trustee shall not bear any such costs and expenses. For the avoidance of doubt, if the Trustee is terminating the Master Servicer or Special Servicer in accordance with this Agreement at the direction of any party or parties permitted to direct the Trustee to so terminate the Master Servicer or Special Servicer pursuant to this Agreement, the Trustee shall not have any liability for such expenses pursuant to this paragraph.

Section 7.03   Notification to Certificateholders. (a) Upon any resignation of the Master Servicer or the Special Servicer pursuant to Section 6.05, any termination of the Master Servicer or the Special Servicer pursuant to Section 7.01 or any appointment of a successor to the Master Servicer or the Special Servicer pursuant to Section 7.02, the Certificate Administrator shall give prompt written notice thereof to Certificateholders at their respective addresses appearing in the Certificate Register.

(b)   Not later than the later of (i) [sixty (60)] days after the occurrence of any event which constitutes or, with notice or lapse of time or both, would constitute a Servicer Termination Event and (ii) [five (5)] days after the Certificate Administrator would be deemed to have notice of the occurrence of such an event in accordance with Section 8.02(vii), the Certificate Administrator shall transmit by mail to the Depositor and all Certificateholders (including, with respect to the Trust AB Whole Loan, the Holders of the Class [LOAN-SPECIFIC] Certificates and the related Subordinate Loan-Specific Directing Certificateholder) (and, if a Serviced Whole Loan is affected, the related Serviced Companion Noteholder) notice of such occurrence, unless such default shall have been cured.

Section 7.04   Waiver of Servicer Termination Events.   The Holders of Certificates representing at least [___]% of the Voting Rights allocated to each Class of Certificates affected by any Servicer Termination Event hereunder may waive such Servicer Termination Event within twenty (20) days of the receipt of notice from the Certificate Administrator of the occurrence of such Servicer Termination Event; provided, however, that a Servicer Termination Event under clause (i) of Section 7.01(a) may be waived only by all of the Certificateholders of the affected Classes and a Servicer Termination Event under clause (c) of the definition of "Servicer Termination Event" may be waived only with the consent of the Certificateholders. Upon any such waiver of a Servicer Termination Event, such Servicer Termination Event shall cease to exist and shall be deemed to have been remedied for every purpose hereunder.   Upon any such waiver of a Servicer Termination Event by Certificateholders, the Trustee and the Certificate Administrator shall be entitled to recover all costs and expenses incurred by it in connection with enforcement action taken with respect to such Servicer Termination Event prior to such waiver from the Trust. No such waiver shall extend to any subsequent or other Servicer Termination Event or impair any right consequent thereon except to the extent expressly so waived. Notwithstanding any other provisions of this Agreement, for purposes of waiving any Servicer Termination Event pursuant to this Section 7.04, Certificates registered in the name of the Depositor or any Affiliate of the Depositor shall be entitled to the same Voting Rights with respect to the matters described above as they would if any other Person held such Certificates.

Section 7.05   Trustee as Maker of Advances.   In the event that the Master Servicer fails to fulfill its obligations hereunder to make any Advances and such failure remains uncured, the Trustee shall perform such obligations (x) within five (5) Business Days following such failure by the Master Servicer with respect to Servicing Advances resulting in a Servicer

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Termination Event under Section 7.01(a)(iii) hereof to the extent a Responsible Officer of the Trustee has actual knowledge of such failure with respect to such Servicing Advances and (y) by noon, New York City time, on the related Distribution Date with respect to P&I Advances pursuant to the Certificate Administrator's notice of failure pursuant to Section 4.03(a) unless such failure has been cured. With respect to any such Advance made by the Trustee, the Trustee shall succeed to all of the Master Servicer's rights with respect to Advances hereunder, including, without limitation, the Master Servicer's rights of reimbursement and interest on each Advance at the Reimbursement Rate, and rights to determine that a proposed Advance is a Nonrecoverable P&I Advance or Servicing Advance, as the case may be, (without regard to any impairment of any such rights of reimbursement caused by such Master Servicer's default in its obligations hereunder); provided, however, that if Advances made by the Trustee and the Master Servicer shall at any time be outstanding, or any interest on any Advance shall be accrued and unpaid, all amounts available to repay such Advances and the interest thereon hereunder shall be applied entirely to the Advances outstanding to the Trustee, until such Advances shall have been repaid in full, together with all interest accrued thereon, prior to reimbursement of the Master Servicer for such Advances. The Trustee shall be entitled to conclusively rely on any notice given with respect to a Nonrecoverable Advance hereunder.

[End of Article VII]

ARTICLE VIII

CONCERNING THE TRUSTEE AND THE CERTIFICATE ADMINISTRATOR

Section 8.01   Duties of the Trustee and the Certificate Administrator. (a) The Trustee and the Certificate Administrator, prior to the occurrence of a Servicer Termination Event and after the curing or waiving of all Servicer Termination Events which may have occurred, undertake to perform such duties and only such duties as are specifically set forth in this Agreement. If a Servicer Termination Event occurs and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Agreement, and use the same degree of care and skill in their exercise as a prudent person would exercise or use under the circumstances in the conduct of his own affairs. Any permissive right of the Trustee and the Certificate Administrator contained in this Agreement shall not be construed as a duty.

(b)   The Trustee or the Certificate Administrator, upon receipt of all resolutions, certificates, statements, opinions, reports, documents, orders or other instruments furnished to the Trustee or the Certificate Administrator which are specifically required to be furnished pursuant to any provision of this Agreement (other than the Mortgage Files, the review of which is specifically governed by the terms of Article II), shall examine them to determine whether they conform to the requirements of this Agreement. If any such instrument is found not to conform to the requirements of this Agreement in a material manner, the Trustee or the Certificate Administrator shall notify the party providing such instrument and requesting the correction thereof. The Trustee or the Certificate Administrator shall not be responsible for the accuracy or content of any resolution, certificate, statement, opinion, report, document, order or other instrument furnished by the Depositor, the Master Servicer or the Special Servicer or another Person, and accepted by the Trustee or the Certificate Administrator in good faith, pursuant to this Agreement.

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(c)   No provision of this Agreement shall be construed to relieve the Trustee or the Certificate Administrator from liability for its own negligent action, its own negligent failure to act or its own willful misconduct or bad faith; provided, however, that:

(i)   Prior to the occurrence of a Servicer Termination Event, and after the curing of all such Servicer Termination Events which may have occurred, the duties and obligations of the Trustee and the Certificate Administrator shall be determined solely by the express provisions of this Agreement, the Trustee and the Certificate Administrator shall not be liable except for the performance of such duties and obligations as are specifically set forth in this Agreement, no implied covenants or obligations shall be read into this Agreement against the Trustee and the Certificate Administrator and, in the absence of bad faith on the part of the Trustee and the Certificate Administrator, the Trustee and the Certificate Administrator may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon any certificates or opinions furnished to the Trustee and conforming to the requirements of this Agreement;

(ii)   Neither the Trustee nor the Certificate Administrator, as applicable, shall be liable for an error of judgment made in good faith by a Responsible Officer or Responsible Officers of the Trustee or the Certificate Administrator, respectively, unless it shall be proved that the Trustee or the Certificate Administrator, as applicable, was negligent in ascertaining the pertinent facts; and

(iii)   Neither the Trustee nor the Certificate Administrator, as applicable, shall be liable with respect to any action taken, suffered or omitted to be taken by it in good faith in accordance with the direction of Holders of Certificates entitled to direct the Trustee and/or Certificate Administrator pursuant to the terms of this Agreement, relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee or the Certificate Administrator, or exercising any trust or power conferred upon the Trustee or the Certificate Administrator, under this Agreement (unless a higher percentage of Voting Rights is required for such action).

(d)   The Certificate Administrator shall make available via its internet website initially located at [WEBSITE] to the Serviced Companion Noteholders all reports that the Certificate Administrator has made available to Certificateholders under this Agreement to the extent such reports relate to the related Serviced Companion Loan and upon the submission of an Investor Certification pursuant to this Agreement.

Section 8.02   Certain Matters Affecting the Trustee and the Certificate Administrator. Except as otherwise provided in Section 8.01:

(i)   The Trustee and the Certificate Administrator may rely upon and shall be protected in acting or refraining from acting upon any resolution, Officer's Certificate, certificate of auditors or any other certificate, statement, instrument, opinion, report, notice, request, consent, order, Appraisal, bond or other paper or document reasonably believed by it to be genuine and to have been signed or presented by the proper party or parties;

(ii)   The Trustee and the Certificate Administrator may consult with counsel and the advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken or suffered or omitted by it hereunder in good faith and in accordance therewith;

(iii)   Neither the Trustee nor the Certificate Administrator shall be under any obligation to exercise any of the trusts or powers vested in it by this Agreement or the Certificates or to make any investigation of matters arising hereunder or to institute, conduct or defend any litigation hereunder or in relation hereto at the request, order or direction of any of the Certificateholders, pursuant to the provisions of this Agreement, unless such Certificateholders shall have offered to the Trustee or the Certificate Administrator, as applicable, reasonable security or indemnity satisfactory to it, against the costs, expenses and liabilities which may be incurred therein or thereby; neither the Trustee nor the Certificate Administrator shall be required to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or reasonable indemnity satisfactory to it against such risk or liability is not reasonably assured to it; nothing contained herein shall, however, relieve the Trustee of the obligation, upon the occurrence of a Servicer Termination Event which has not been cured, to exercise such of the rights and powers vested in it by this Agreement, and to use the same degree of care and skill in their exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs;

(iv)   Neither the Trustee nor the Certificate Administrator shall be liable for any action reasonably taken, suffered or omitted by it in good faith and believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Agreement;

(v)   Prior to the occurrence of a Servicer Termination Event hereunder and after the curing of all Servicer Termination Events which may have occurred, neither the Trustee nor the Certificate Administrator shall be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, approval, bond or other paper or document, unless requested in writing to do so by Holders of Certificates entitled to more than 50% of the Voting Rights; provided, however, that if the payment within a reasonable time to the Trustee or the Certificate Administrator of the costs, expenses or liabilities likely to be incurred by it in the making of such investigation is, in the opinion of the Trustee or the Certificate Administrator, respectively, not reasonably assured to the Trustee or the Certificate Administrator by the security afforded to it by the terms of this Agreement, the Trustee or the Certificate Administrator, respectively, may require reasonable indemnity satisfactory to it from such requesting Holders against such expense or liability as a condition to taking any such action. The reasonable expense of every such reasonable examination shall be paid by the requesting Holders;

(vi)   The Trustee or the Certificate Administrator may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through

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agents or attorneys; provided, however, that the appointment of such agents or attorneys shall not relieve the Trustee or the Certificate Administrator of its duties or obligations hereunder; provided, further, that the Trustee or the Certificate Administrator, as the case may be, may not perform any duties hereunder through any Person that is a Prohibited Party;

(vii)   For all purposes under this Agreement, neither the Trustee nor the Certificate Administrator shall be deemed to have notice of any Servicer Termination Event unless a Responsible Officer of the Trustee or the Certificate Administrator, as applicable, has actual knowledge thereof or unless written notice of any event which is in fact such a default is received by the Trustee or the Certificate Administrator at the respective Corporate Trust Office, and such notice references the Certificates or this Agreement;

(viii)   Neither the Trustee nor the Certificate Administrator shall be responsible for any act or omission of the Master Servicer or the Special Servicer (unless the Trustee is acting as Master Servicer or Special Servicer, as the case may be, in which case the Trustee shall only be responsible for its own actions as Master Servicer or Special Servicer) or of the Depositor; and

(ix)   Neither the Trustee nor the Certificate Administrator shall in any way be liable by reason of any insufficiency in the Trust Fund unless it is determined by a court of competent jurisdiction that the Trustee's or Certificate Administrator's, as applicable, negligence or willful misconduct was the primary cause of such insufficiency.

Each of the Trustee and the Certificate Administrator shall be entitled to all of the same rights, protections, immunities and indemnities afforded to it as Trustee and Certificate Administrator, as the case may be, in each capacity for which it serves hereunder (including, without limitation, as Custodian, Certificate Registrar, 17g-5 Information Provider and Authenticating Agent).

Section 8.03   Trustee and Certificate Administrator Not Liable for Validity or Sufficiency of Certificates or Mortgage Loans or Trust Subordinate Companion Loan.   The recitals contained herein and in the Certificates, other than the acknowledgments of the Trustee or the Certificate Administrator in Sections 2.02 and 2.04 and the signature, if any, of the Certificate Registrar and Authenticating Agent set forth on any outstanding Certificate, shall be taken as the statements of the Depositor, the Master Servicer or the Special Servicer, as the case may be, and the Trustee or the Certificate Administrator assume no responsibility for their correctness. Neither the Trustee nor the Certificate Administrator makes any representations as to the validity or sufficiency of this Agreement or of any Certificate (other than as to the signature, if any, of the Trustee or the Certificate Administrator set forth thereon) or of any Mortgage Loan or of the Trust Subordinate Companion Loan or related document. Neither the Trustee nor the Certificate Administrator shall be accountable for the use or application by the Depositor of any of the Certificates issued to it or of the proceeds of such Certificates, or for the use or application of any funds paid to the Depositor in respect of the assignment of the Mortgage Loans and the Trust Subordinate Companion Loan to the Trust, or any funds deposited in or withdrawn from the Collection Account or any other account by or on behalf of the

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Depositor, the Master Servicer, the Special Servicer or in the case of the Trustee, the Certificate Administrator. The Trustee and the Certificate Administrator shall not be responsible for the accuracy or content of any resolution, certificate, statement, opinion, report, document, order or other instrument furnished by the Depositor, the Master Servicer or the Special Servicer and accepted by the Trustee or the Certificate Administrator, in good faith, pursuant to this Agreement.

Section 8.04   Trustee or Certificate Administrator May Own Certificates.   The Trustee or the Certificate Administrator, each in its individual capacity, not as Trustee or Certificate Administrator, may become the owner or pledgee of Certificates, and may deal with the Depositor, the Master Servicer, the Special Servicer or the Underwriters in banking transactions, with the same rights it would have if it were not Trustee or the Certificate Administrator.

Section 8.05   Fees and Expenses of Trustee and Certificate Administrator; Indemnification of Trustee and Certificate Administrator.   (a) As compensation for the performance of their respective duties hereunder, the Trustee will be paid the Trustee Fee, which shall cover recurring and otherwise reasonably anticipated expenses of the Trustee, and the Certificate Administrator will be paid the Certificate Administrator Fee equal to the Certificate Administrator's portion of one month's interest at the Certificate Administrator Fee Rate, which shall cover recurring and otherwise reasonably anticipated expenses of the Certificate Administrator. The Trustee Fee and Certificate Administrator Fee shall be paid monthly on a Mortgage Loan-by-Mortgage Loan (or Trust Subordinate Companion Loan-by-Trust Subordinate Companion Loan, if applicable) basis. As to each Mortgage Loan, the Trust Subordinate Companion Loan and REO Loan (other than the portion of an REO Loan related to any Companion Loan), the Certificate Administrator shall pay to the Trustee monthly the Trustee Fee from the Certificate Administrator Fee, which Certificate Administrator Fee shall accrue from time to time at the Certificate Administrator Fee Rate and the Certificate Administrator Fee shall be computed on the basis of the Stated Principal Balance of such Mortgage Loan or Trust Subordinate Companion Loan, as applicable, and a 360-day year consisting of twelve 30-day months. The Trustee Fee (which shall not be limited to any provision of law in regard to the compensation of a trustee of an express trust) shall constitute the Trustee's sole form of compensation for all services rendered by it in the execution of the trusts hereby created and in the exercise and performance of any of the powers and duties of the Trustee hereunder, except for the reimbursement of expenses specifically provided for herein. The Certificate Administrator Fee shall constitute the Certificate Administrator's sole form of compensation for the exercise and performance of its powers and duties hereunder, except for the reimbursement of expenses specifically provided for herein. No Trustee Fee or Certificate Administrator Fee shall be payable with respect to any Companion Loan.

(b)   The Trustee, the Certificate Administrator (in each case, including in its capacity as Custodian and in its individual capacity) and any director, officer, employee, representative or agent of the Trustee and the Certificate Administrator, respectively, shall be entitled to be indemnified and held harmless by the Trust (to the extent of amounts on deposit in the Collection Account, the Lower-Tier REMIC Distribution Account or the [LOAN-SPECIFIC] REMIC Distribution Account, as applicable, from time to time) against any loss, liability or expense (including, without limitation, costs and expenses of litigation, and of investigation, counsel fees, damages, judgments and amounts paid in settlement, and expenses incurred in becoming successor master servicer or successor special servicer, to the extent not otherwise paid hereunder) arising out of, or incurred in connection with, any act or omission of the Trustee or the Certificate Administrator, respectively, relating to the exercise and performance of any of the powers and duties of the Trustee or the Certificate Administrator, respectively, hereunder; provided, however, that none of the Trustee or the Certificate Administrator, nor any of the other above specified Persons shall be entitled to indemnification pursuant to this Section 8.05(b) for (i) allocable overhead, (ii) expenses or disbursements incurred or made by or on behalf of the Trustee or the Certificate Administrator, respectively, in the normal course of the Trustee or the Certificate Administrator, respectively, performing its duties in accordance with any of the provisions hereof, which are not "unanticipated expenses of the REMIC" within the meaning of Treasury Regulations Section 1.860G-1(b)(3)(ii), (iii) any expense or liability specifically required to be borne thereby pursuant to the terms hereof or (iv) any loss, liability or expense incurred by reason of willful misconduct, bad faith or negligence in the performance of the Trustee's or the Certificate Administrator's, respectively, obligations and duties hereunder, or by reason of negligent disregard of such obligations or duties, or as may arise from a breach of any representation or warranty of the Trustee specified in Section 8.12 or the Certificate Administrator specified in Section 8.14, respectively, made herein. The provisions of this Section 8.05(b) shall survive the termination of this Agreement and any resignation or removal of the Trustee or the Certificate Administrator, respectively, and appointment of a successor thereto. The foregoing indemnity shall also apply to the Certificate Administrator in its capacities of Custodian, Certificate Registrar and Authenticating Agent.

(c)   The Certificate Administrator shall indemnify and hold harmless the Depositor and Mortgage Loan Sellers from and against any claims, losses, damages, penalties, fines, forfeitures, legal fees and expenses and related costs, judgments and other costs and expenses incurred by the Depositor, any Mortgage Loan Seller or its Affiliates that arise out of or are based upon (i) a breach by the Certificate Administrator, in its capacity as 17g-5 Information Provider or in any other capacity in which the Certificate Administrator is required to provide information to a Privileged Person that is an NRSRO, of its obligations under this Agreement or (ii) negligence, bad faith or willful misconduct on the part of the Certificate Administrator, in its capacity as 17g-5 Information Provider or in any other capacity in which the Certificate Administrator is required to provide information to a Privileged Person that is an NRSRO, in the performance of such obligations or its negligent disregard of its obligations and duties under this Agreement.

Section 8.06   Eligibility Requirements for Trustee and Certificate Administrator. Each of the Trustee and the Certificate Administrator hereunder shall at all times be, and will be required to resign if it fails to be, (i) a corporation, national bank, national banking association or a trust company, organized and doing business under the laws of any state or the United States of America, authorized under such laws to exercise corporate trust powers and to accept the trust conferred under this Agreement, having a combined capital and surplus of at least $[100,000,000] and subject to supervision or examination by federal or state authority and in the case of the Trustee, shall not be an Affiliate of the Master Servicer or the Special Servicer (except during any period when the Trustee is acting as, or has become successor to, the Master Servicer or the Special Servicer, as the case may be, pursuant to Section 7.02), (ii) an institution insured by the Federal Deposit Insurance Corporation, (iii) an institution whose long-term senior unsecured debt is rated at least [RATING CRITERIA] or such other rating with respect to which the Rating Agencies have provided a Rating Agency Confirmation; and (iv) an entity that is not a Prohibited Party.

If such corporation, national bank or national banking association publishes reports of condition at least annually, pursuant to law or to the requirements of the aforesaid supervising or examining authority, then for the purposes of this Section 8.06 the combined capital and surplus of such corporation, national bank or national banking association shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. In the event the place of business from which the Certificate Administrator administers the Trust REMICs or in which the Trustee's office is located is in a state or local jurisdiction that imposes a tax on the Trust on the net income of a REMIC (other than a tax corresponding to a tax imposed under the REMIC Provisions), the Certificate Administrator or the Trustee, as applicable shall elect either to (i) resign immediately in the manner and with the effect specified in Section 8.07, (ii) pay such tax at no expense to the Trust or (iii) administer the Trust REMICs from a state and local jurisdiction that does not impose such a tax.

Section 8.07 Resignation and Removal of the Trustee and Certificate Administrator. (a) The Trustee and the Certificate Administrator may at any time resign and be discharged from the trusts hereby created by giving written notice thereof to the Depositor, the Master Servicer, the Special Servicer and the Trustee or the Certificate Administrator, as applicable, the Operating Advisor, the Asset Representations Reviewer, 17g-5 Information Provider and to all Certificateholders. The Certificate Administrator shall post such notice to the Certificate Administrator's Website in accordance with Section 3.13(b) and provide notice of such event to the Master Servicer, the Special Servicer, the Depositor and the 17g-5 Information Provider, which shall promptly post such notice to the 17g-5 Information Provider's Website in accordance with Section 3.13(c). Upon receiving such notice of resignation, the Depositor shall use its reasonable best efforts to promptly appoint a successor trustee or Certificate Administrator acceptable to the Master Servicer and, prior to the occurrence and continuance of a Control Termination Event, the Directing Certificateholder by written instrument, in duplicate, which instrument shall be delivered to the resigning Trustee or Certificate Administrator and to the successor trustee or certificate administrator. A copy of such instrument shall be delivered to the Master Servicer, the Special Servicer, the Certificateholders and the Trustee or Certificate Administrator, as applicable, by the Depositor. If no successor trustee or certificate administrator shall have been so appointed and have accepted appointment within thirty (30) days after the giving of such notice of resignation, the resigning Trustee or Certificate Administrator may petition any court of competent jurisdiction for the appointment of a successor trustee or certificate administrator, as applicable. The resigning Trustee or Certificate Administrator, as the case may be, must pay all costs and expenses associated with the transfer of its responsibilities.

(b) If at any time the Trustee or Certificate Administrator shall cease to be eligible in accordance with the provisions of Section 8.06 (and in the case of the Certificate Administrator, Section 5.08) and shall fail to resign after written request therefor by the Depositor or the Master Servicer, or if at any time the Trustee or Certificate Administrator shall become incapable of acting, or shall be adjudged bankrupt or insolvent, or a receiver of the Trustee or the Certificate Administrator or of its property shall be appointed, or any public

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officer shall take charge or control of the Trustee or Certificate Administrator or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, or if the Trustee or Certificate Administrator (if different than the Trustee) shall fail (other than by reason of the failure of either the Master Servicer or the Special Servicer to timely perform its obligations hereunder or as a result of other circumstances beyond the Trustee's or Certificate Administrator's, as applicable, reasonable control), to timely publish any report to be delivered, published or otherwise made available by the Certificate Administrator pursuant to Section 4.02 and such failure shall continue unremedied for a period of five (5) days, or if the Certificate Administrator fails to make distributions required pursuant to Section 4.01 or Section 9.01, then the Depositor may remove the Trustee or Certificate Administrator, as applicable, and appoint a successor trustee or certificate administrator acceptable to the Master Servicer, by written instrument, in duplicate, which instrument shall be delivered to the Trustee or Certificate Administrator so removed and to the successor trustee or certificate administrator in the case of the removal of the Trustee or Certificate Administrator. A copy of such instrument shall be delivered to the Master Servicer, the Special Servicer and the Certificateholders by the Depositor.

(c)   The Holders of Certificates entitled to at least 75% of the Voting Rights may at any time remove the Trustee or Certificate Administrator and appoint a successor trustee or certificate administrator by written instrument or instruments, in triplicate, signed by such Holders or their attorneys-in-fact duly authorized, one complete set of which instruments shall be delivered to the Master Servicer, one complete set to the Trustee or Certificate Administrator so removed and one complete set to the successor so appointed. A copy of such instrument shall be delivered to the Depositor, the Special Servicer and the remaining Certificateholders by the Master Servicer. In the event of any such termination without cause pursuant to this Section 8.07(c), the successor trustee or certificate administrator, as applicable, shall be responsible for all costs and expenses necessary to effect the transfer of responsibilities from its predecessor.

(d)   Any resignation or removal of the Trustee or Certificate Administrator and appointment of a successor trustee or certificate administrator pursuant to any of the provisions of this Section 8.07 shall not become effective until (i) acceptance of appointment by the successor trustee or certificate administrator as provided in Section 8.08 and (ii) the Certificate Administrator shall have filed any required Form 8-K pursuant to Section 11.07 hereof and any other Form 8-K filings have been completed with respect to any related Companion Loan.

If the same party is acting as Trustee and Certificate Administrator pursuant to this Agreement, any removal of either such party in its capacity as Trustee or Certificate Administrator, as applicable, shall also result in such party's removal in its capacity as Trustee or Certificate Administrator, as applicable, and the Depositor shall appoint a successor certificate administrator and a successor trustee, in each instance meeting the eligibility requirements set forth hereunder.

Upon any succession of the Trustee or Certificate Administrator under this Agreement, the predecessor Trustee or Certificate Administrator shall be entitled to the payment of accrued and unpaid compensation and reimbursement as provided for under this Agreement for services rendered and expenses incurred (including without limitation, unreimbursed

Advances). No Trustee or Certificate Administrator shall be personally liable for any action or omission of any successor trustee or certificate administrator.

(e) Upon the resignation, assignment, merger, consolidation, or transfer of the Trustee or its business to a successor, or upon the termination of the Trustee, (a) the outgoing Trustee shall (i) endorse the original executed Mortgage Note for each Mortgage Loan (and the related Trust Subordinate Companion Loan, if applicable) (to the extent that the original executed Mortgage Note for each Mortgage Loan (and the related Trust Subordinate Companion Loan, if applicable) was endorsed to the outgoing trustee), without recourse, representation or warranty, express or implied, to the order of the successor, as trustee for the registered Holders of [TRUST] [TRANSACTION DESIGNATION], Commercial Mortgage Pass-Through Certificates, [SERIES DESIGNATION] or in blank, and (ii) in the case of the other assignable Mortgage Loan or Trust Subordinate Companion Loan documents (to the extent such other Mortgage Loan or Trust Subordinate Companion Loan documents were assigned to the outgoing trustee), assign such Mortgage Loan or Trust Subordinate Companion Loan documents to such successor, and such successor shall review the documents delivered to it or to the Custodian with respect to each Mortgage Loan (and the related Trust Subordinate Companion Loan, if applicable), and certify in writing that, as to each Mortgage Loan (and the related Trust Subordinate Companion Loan, if applicable) then subject to this Agreement, such endorsement and assignment has been made; (b) if any original executed Mortgage Note for a Mortgage Loan (or the related Trust Subordinate Companion Loan, as applicable) was not endorsed to the outgoing trustee, the Custodian shall, upon its receipt of a Request for Release, deliver such Mortgage Note to the Depositor or the successor trustee, as requested, and the Master Servicer and the Depositor shall cooperate with any successor Trustee to ensure that such Mortgage Note is endorsed (without recourse, representation or warranty, express or implied) to the order of the successor, as trustee for the registered Holders of [TRUST] [TRANSACTION DESIGNATION], Commercial Mortgage Pass-Through Certificates, [SERIES DESIGNATION] or in blank; provided, however, that, notwithstanding anything to the contrary herein, to the extent any such endorsement of such Mortgage Note requires the signature of the related Mortgage Loan Seller in order to comply with the foregoing, then the Master Servicer shall use reasonable efforts to cause the related Mortgage Loan Seller to execute such endorsement; (c) if any other assignable Mortgage Loan or Trust Subordinate Companion Loan document was not assigned to the outgoing trustee, the Custodian shall, upon its receipt of a Request for Release, deliver such Mortgage Loan or Trust Subordinate Companion Loan document to the Depositor or the successor trustee, as requested, and the Master Servicer and the Depositor shall cooperate with any successor Trustee to ensure that such Mortgage Loan or Trust Subordinate Companion Loan document is assigned to such successor Trustee; and (d) in any case, such successor Trustee shall review the documents delivered to it or to the Custodian with respect to each Mortgage Loan (and the related Trust Subordinate Companion Loan, if applicable), and certify in writing that, as to each Mortgage Loan (and the related Trust Subordinate Companion Loan, if applicable) then subject to this Agreement, such endorsements and assignments have been made or, in the event such endorsement or assignment cannot be made for any reason, to note the same in such certification.

(f) Neither the Asset Representations Reviewer nor any of its Affiliates may be appointed as successor trustee or certificate administrator.

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Section 8.08   Successor Trustee or Certificate Administrator. (a) Any successor trustee or certificate administrator appointed as provided in Section 8.07 shall execute, acknowledge and deliver to the Depositor, the Master Servicer, the Special Servicer and to its predecessor Trustee or Certificate Administrator an instrument accepting such appointment hereunder, and thereupon the resignation or removal of the predecessor Trustee or Certificate Administrator shall become effective and such successor trustee or certificate administrator without any further act, deed or conveyance, shall become fully vested with all the rights, powers, duties and obligations of its predecessor hereunder, with the like effect as if originally named as Trustee or Certificate Administrator herein.   The predecessor Trustee shall deliver to the successor trustee all Mortgage Files and related documents and statements held by it hereunder (other than any Mortgage Files at the time held on its behalf by a Custodian, which Custodian, at Custodian's option shall become the agent of the successor trustee), and the Depositor, the Master Servicer, the Special Servicer and the predecessor Trustee shall execute and deliver such instruments and do such other things as may reasonably be required to more fully and certainly vest and confirm in the successor trustee all such rights, powers, duties and obligations, and to enable the successor trustee to perform its obligations hereunder.

(b)   No successor trustee or successor certificate administrator shall, as applicable, accept appointment as provided in this Section 8.08 unless at the time of such acceptance such successor trustee or successor certificate administrator, as applicable, shall be eligible under the provisions of Section 8.06.

(c)   Upon acceptance of appointment by a successor trustee or successor certificate administrator as provided in this Section 8.08, the Master Servicer shall deliver notice of the succession of such Trustee or Certificate Administrator, as applicable, to the Depositor and the Certificateholders.   If the Master Servicer fails to deliver such notice within ten (10) days after acceptance of appointment by the successor trustee or successor certificate administrator, as applicable, such successor trustee or successor certificate administrator shall cause such notice to be delivered at the expense of the Master Servicer.

Section 8.09   Merger or Consolidation of Trustee or Certificate Administrator. Any Person into which the Trustee or the Certificate Administrator may be merged or converted or with which it may be consolidated or any Person resulting from any merger, conversion or consolidation to which the Trustee or the Certificate Administrator shall be a party, or any Person succeeding to all or substantially all of the corporate trust business of the Trustee or the Certificate Administrator shall be the successor of the Trustee or the Certificate Administrator, as applicable, hereunder; provided that, in the case of the Trustee, such successor person shall be eligible under the provisions of Section 8.06, without the execution or filing of any paper or any further act on the part of any of the parties hereto, anything herein to the contrary notwithstanding.   The Certificate Administrator shall post such notice to the Certificate Administrator's Website in accordance with Section 3.13(b) and shall provide notice of such event to the Master Servicer, the Special Servicer, the Depositor and the 17g-5 Information Provider, which shall post such notice to the 17g-5 Information Provider's Website in accordance with Section 3.13(c).

Section 8.10   Appointment   of   Co-Trustee   or   Separate   Trustee. (a) Notwithstanding any other provisions hereof, at any time, for the purpose of meeting any

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legal requirements of any jurisdiction in which any part of the Trust Fund or property securing the same may at the time be located, the Master Servicer and the Trustee acting jointly shall have the power and shall execute and deliver all instruments to appoint one or more Persons approved by the Trustee to act as co-trustee or co-trustees, jointly with the Trustee, or separate trustee or separate trustees, of all or any part of the Trust Fund, and to vest in such Person or Persons, in such capacity, such title to the Trust, or any part thereof, and, subject to the other provisions of this Section 8.10, such powers, duties, obligations, rights and trusts as the Master Servicer and the Trustee may consider necessary or desirable. If the Master Servicer shall not have joined in such appointment within fifteen (15) days after the receipt by it of a request to do so, or in case a Servicer Termination Event shall have occurred and be continuing, the Trustee alone shall have the power to make such appointment. No co-trustee or separate trustee hereunder shall be required to meet the terms of eligibility as a successor trustee under Section 8.06 hereunder and no notice to Holders of Certificates of the appointment of co-trustee(s) or separate trustee(s) shall be required under Section 8.08 hereof. All co-trustee fees shall be payable out of the Trust Fund.

(b) In the case of any appointment of a co-trustee or separate trustee pursuant to this Section 8.10, all rights, powers, duties and obligations conferred or imposed upon the Trustee shall be conferred or imposed upon and exercised or performed by the Trustee and such separate trustee or co-trustee jointly, except to the extent that under any law of any jurisdiction in which any particular act or acts are to be performed (whether as Trustee hereunder or as successor to the Master Servicer or the Special Servicer hereunder), the Trustee shall be incompetent or unqualified to perform such act or acts, in which event such rights, powers, duties and obligations (including the holding of title to the Trust or any portion thereof in any such jurisdiction) shall be exercised and performed by such separate trustee or co-trustee at the direction of the Trustee.

(c) Any notice, request or other writing given to the Trustee shall be deemed to have been given to each of the then-separate trustees and co-trustees, as effectively as if given to each of them. Every instrument appointing any separate trustee or co-trustee shall refer to this Agreement and the conditions of this Article VIII. Each separate trustee and co-trustee, upon its acceptance of the trusts conferred, shall be vested with the estates or property specified in its instrument of appointment, either jointly with the Trustee or separately, as may be provided therein, subject to all the provisions of this Agreement, specifically including every provision of this Agreement relating to the conduct of, affecting the liability of, or affording protection to, the Trustee. Every such instrument shall be filed with the Trustee.

(d) Any separate trustee or co-trustee may, at any time, constitute the Trustee, its agent or attorney-in-fact, with full power and authority, to the extent not prohibited by law, to do any lawful act under or in respect of this Agreement on its behalf and in its name. If any separate trustee or co-trustee shall die, become incapable of acting, resign or be removed, all of its estates, properties, rights, remedies and trusts shall vest in and be exercised by the Trustee, to the extent permitted by law, without the appointment of a new or successor trustee.

(e) The appointment of a co-trustee or separate trustee under this Section 8.10 shall not relieve the Trustee of its duties and responsibilities hereunder.

Section 8.11   Appointment of Custodians.   The Certificate Administrator is hereby appointed as the Custodian to hold all or a portion of the Mortgage Files. The Custodian shall be a depository institution subject to supervision by federal or state authority, shall have combined capital and surplus of at least $15,000,000 and shall be qualified to do business in the jurisdiction in which it holds any Mortgage File. The Custodian shall be subject to the same obligations and standard of care as would be imposed on the Certificate Administrator hereunder in connection with the retention of Mortgage Files directly by the Certificate Administrator. Upon termination or resignation of the Custodian, the Certificate Administrator may appoint another Custodian meeting the foregoing requirements. The appointment of one or more Custodians by the Certificate Administrator shall not relieve the Certificate Administrator from any of its obligations hereunder, and the Certificate Administrator shall remain responsible for all acts and omissions of any Custodian other than the initial Custodian. Any Custodian appointed hereunder must maintain a fidelity bond and errors and omissions policy in an amount customary for Custodians which serve in such capacity in commercial mortgage loan securitization transactions, or may self-insure.

Section 8.12   Representations and Warranties of the Trustee.   The Trustee hereby represents and warrants to the Depositor, the Master Servicer, the Special Servicer, the Operating Advisor, each Serviced Companion Noteholder and the Certificate Administrator for the benefit of the Certificateholders, as of the Closing Date, that:

(i)   The Trustee is a national banking association, duly organized, validly existing and in good standing under the laws of the United States of America;

(ii)   The execution and delivery of this Agreement by the Trustee, and the performance and compliance with the terms of this Agreement by the Trustee, will not violate the Trustee's charter and by-laws or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the breach of, any material agreement or other instrument to which it is a party or which is applicable to it or any of its assets;

(iii)   The Trustee has the full power and authority to enter into and consummate all transactions contemplated by this Agreement, has duly authorized the execution, delivery and performance of this Agreement, and has duly executed and delivered this Agreement;

(iv)   This Agreement, assuming due authorization, execution and delivery by each of the other parties hereto, constitutes a valid, legal and binding obligation of the Trustee, enforceable against the Trustee in accordance with the terms hereof, subject to (a) applicable bankruptcy, insolvency, reorganization, moratorium and other laws affecting the enforcement of creditors' rights generally and the rights of creditors of national banking associations specifically and (b) general principles of equity, regardless of whether such enforcement is considered in a proceeding in equity or at law;

(v)   The Trustee is not in violation of, and its execution and delivery of this Agreement and its performance and compliance with the terms of this Agreement will not constitute a violation of, any law, any order or decree of any court or arbiter, or any

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order, regulation or demand of any federal, state or local governmental or regulatory authority, which violation, in the Trustee's good faith and reasonable judgment, is likely to affect materially and adversely the ability of the Trustee to perform its obligations under this Agreement;

(vi)   No litigation is pending or, to the best of the Trustee's knowledge, threatened against the Trustee which would prohibit the Trustee from entering into this Agreement or, in the Trustee's good faith and reasonable judgment, is likely to materially and adversely affect the ability of the Trustee to perform its obligations under this Agreement; and

(vii)   No consent, approval, authorization or order of any court or governmental agency or body is required for the execution, delivery and performance by the Trustee, or compliance by the Trustee with, this Agreement or the consummation of the transactions contemplated by this Agreement, except for any consent, approval, authorization or order which has not been obtained or cannot be obtained prior to the actual performance by the Trustee of its obligations under this Agreement, and which, if not obtained would not have a materially adverse effect on the ability of the Trustee to perform its obligations hereunder.

Section 8.13   <u>Provision of Information to Certificate Administrator, Master Servicer and Special Servicer</u>. The Master Servicer shall promptly, upon request, provide the Special Servicer and the Certificate Administrator with notice of any change in the identity and/or contact information of any Serviced Companion Noteholder (to the extent it receives written notice of such change). The Certificate Administrator, Master Servicer and Special Servicer may each conclusively rely on the information provided to them regarding identity and/or contact information regarding any Serviced Companion Noteholder, and the Certificate Administrator, Master Servicer and Special Servicer, as applicable, shall have no liability for notices not sent to the correct Serviced Companion Noteholders or any obligation to determine the identity and/or contact information of the Serviced Companion Noteholders to the extent updated or correct information regarding the holders of any of the Serviced Companion Noteholders or the most recent identity and/or contact information regarding any of the Serviced Companion Noteholders has not been provided to the Certificate Administrator, Master Servicer or Special Servicer, as applicable.

The Certificate Administrator shall promptly notify the Master Servicer and Special Servicer of any change in the identity and/or contact information of the Subordinate Loan-Specific Directing Certificateholder (to the extent it receives written notice of such change). The Master Servicer and Special Servicer may each conclusively rely on the information provided to them by the Certificate Administrator regarding identity and/or contact information regarding the Subordinate Loan-Specific Directing Certificateholder and the Master Servicer and Special Servicer, as applicable, shall have no liability for notices not sent to the correct Subordinate Loan-Specific Directing Certificateholder or any obligation to determine the identity and/or contact information of the Subordinate Loan-Specific Directing Certificateholder to the extent the Certificate Administrator has not provided updated or correct information regarding such Subordinate Loan-Specific Directing Certificateholder or has not provided the

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most recent identity and/or contact information regarding such Subordinate Loan-Specific Directing Certificateholders to the Master Servicer or Special Servicer, as applicable.

Section 8.14 <u>Representations and Warranties of the Certificate Administrator</u>. The Certificate Administrator hereby represents and warrants to the Depositor, the Master Servicer, the Special Servicer, the Operating Advisor, each Serviced Companion Noteholder, and the Trustee, for the benefit of the Certificateholders, as of the Closing Date, that:

(i)	The Certificate Administrator is a national banking association duly organized under the laws of the United States of America, duly organized, validly existing and in good standing under the laws thereof;

(ii)	The execution and delivery of this Agreement by the Certificate Administrator, and the performance and compliance with the terms of this Agreement by the Certificate Administrator, will not violate the Certificate Administrator's charter and by-laws or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the breach of, any material agreement or other instrument to which it is a party or which is applicable to it or any of its assets;

(iii)	The Certificate Administrator has the full power and authority to enter into and consummate all transactions contemplated by this Agreement, has duly authorized the execution, delivery and performance of this Agreement, and has duly executed and delivered this Agreement;

(iv)	This Agreement, assuming due authorization, execution and delivery by each of the other parties hereto, constitutes a valid, legal and binding obligation of the Certificate Administrator, enforceable against the Certificate Administrator in accordance with the terms hereof, subject to (a) applicable bankruptcy, insolvency, reorganization, moratorium and other laws affecting the enforcement of creditors' rights generally and the rights of creditors of national banking associations specifically and (b) general principles of equity, regardless of whether such enforcement is considered in a proceeding in equity or at law;

(v)	The Certificate Administrator is not in violation of, and its execution and delivery of this Agreement and its performance and compliance with the terms of this Agreement will not constitute a violation of, any law, any order or decree of any court or arbiter, or any order, regulation or demand of any federal, state or local governmental or regulatory authority, which violation, in the Certificate Administrator's good faith and reasonable judgment, is likely to affect materially and adversely either the ability of the Certificate Administrator to perform its obligations under this Agreement or the financial condition of the Certificate Administrator;

(vi)	No litigation is pending or, to the best of the Certificate Administrator's knowledge, threatened against the Certificate Administrator which would prohibit the Certificate Administrator from entering into this Agreement or, in the Certificate Administrator's good faith and reasonable judgment, is likely to materially and adversely affect either the ability of the Certificate Administrator to perform its obligations under this Agreement or the financial condition of the Certificate Administrator; and

(vii)   No consent, approval, authorization or order of any court or governmental agency or body is required for the execution, delivery and performance by the Certificate Administrator, or compliance by the Certificate Administrator with, this Agreement or the consummation of the transactions contemplated by this Agreement, except for any consent, approval, authorization or order which has not been obtained or cannot be obtained prior to the actual performance by the Certificate Administrator of its obligations under this Agreement, and which, if not obtained would not have a materially adverse effect on the ability of the Certificate Administrator to perform its obligations hereunder.

Section 8.15   Compliance with the PATRIOT Act. In order to comply with the laws, rules, regulations and executive orders in effect from time to time applicable to banking institutions, including those relating to the funding of terrorist activities and money laundering ("Applicable Laws"), each of the Trustee, the Certificate Administrator, the Special Servicer and the Master Servicer is required to obtain, verify and record certain information relating to individuals and entities which maintain a business relationship with the Trustee, the Certificate Administrator, the Special Servicer or the Master Servicer, as applicable. Accordingly, each of the parties to this Agreement agrees to provide to the Trustee, the Certificate Administrator, the Special Servicer and the Master Servicer, upon its respective reasonable request from time to time such identifying information and documentation as may be available for such party in order to enable the Trustee, the Certificate Administrator, the Special Servicer and the Master Servicer to comply with Applicable Laws.

[End of Article VIII]

ARTICLE IX

TERMINATION

Section 9.01   Termination upon Repurchase or Liquidation of All Mortgage Loans. Subject to this Section 9.01 and Section 9.02, the Trust and the respective obligations and responsibilities under this Agreement of the Certificate Administrator (other than the obligations of the Certificate Administrator to provide for and make payments to Certificateholders as hereafter set forth), the Depositor, the Master Servicer, the Special Servicer, the Operating Advisor, and the Trustee, shall terminate upon payment (or provision for payment) to the Certificateholders of all amounts held by the Certificate Administrator and required hereunder to be so paid on the Distribution Date following the earlier to occur of (i) the final payment (or related Advance) or other liquidation of the last Mortgage Loan, Trust Subordinate Companion Loan and REO Property (as applicable) subject hereto, (ii) the purchase or other liquidation by the Holders of the majority of the Controlling Class, the Special Servicer, the Master Servicer or the Holders of the Class [R] Certificates, in that order of priority, of all the Mortgage Loans (for the avoidance of doubt, excluding the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Trust) and the Trust's portion of each REO Property (other than any portion related to the Trust Subordinate

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Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Trust) remaining in the Trust Fund at a price equal to (a) the sum of (1) the aggregate Purchase Price of all the Mortgage Loans (exclusive of REO Loans) included in the Trust Fund (for the avoidance of doubt, excluding the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Trust), (2) the Appraised Value of the Trust's portion of each REO Property (other than any portion related to the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Trust), if any, included in the Trust Fund (such Appraisals in clause (a)(2) to be conducted by an Independent MAI-designated appraiser selected by the Master Servicer, and approved by more than 50% of the Voting Rights of the Classes of Certificates then outstanding (other than the Controlling Class unless the Controlling Class is the only Class of Certificates then outstanding)) (which approval shall be deemed given unless more than 50% of such Certificateholders object within twenty (20) days of receipt of notice thereof), (3) the reasonable out-of-pocket expenses of the Master Servicer with respect to such termination, unless the Master Servicer is the purchaser of such Mortgage Loans and (4) if a Mortgaged Property secures a Non-Serviced Mortgage Loan and is an "REO property" under the terms of the related Non-Serviced Pooling Agreement, the pro rata portion of the fair market value of the related Mortgaged Property, as determined by the related Non-Serviced Master Servicer in accordance with clauses (2) and (3) above, *minus* (b) solely in the case where the Master Servicer is exercising such purchase right, the aggregate amount of unreimbursed Advances, together with any interest accrued and payable to the Master Servicer in respect of such Advances in accordance with Sections 3.03(d) and 4.03(d) and any unpaid Servicing Fees, remaining outstanding and payable solely to the Master Servicer (which items shall be deemed to have been paid or reimbursed to the Master Servicer in connection with such purchase) or (iii) so long as the [APPLICABLE CLASSES] Certificates are no longer outstanding, the voluntary exchange by the Sole Certificateholder of all the outstanding Certificates (other than the [LOAN SPECIFIC CLASS], Class [ARD] and Class [R] Certificates) for the remaining Mortgage Loans (other than the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Trust), and REO Properties (other than any portion related to the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Trust) in the Trust Fund pursuant to the terms of the immediately succeeding paragraph; provided, however, that in no event shall the trust created hereby continue beyond the expiration of twenty-one (21) years from the death of the last survivor of the descendants of Joseph P. Kennedy, the late ambassador of the United States to the Court of St. James's, living on the date hereof.

Following the date on which the Class [A-1], Class [A-2], Class [A-3], Class [A-4], Class [A-5], Class [A-SB], Class [A-S], Class [B], Class [C], Class [D] and Class [EC] Certificates are retired (and provided that there is only one Holder (or multiple Holders acting in unanimity) of the then outstanding Certificates (other than the [LOAN-SPECIFIC], Class [ARD] and Class [R] Certificates)), the Sole Certificateholder shall have the right, with the consent of the Master Servicer, to exchange all of its Certificates (other than the [LOAN-SPECIFIC], Class [ARD] and Class [R] Certificates) for all of the Mortgage Loans (for the avoidance of doubt, excluding the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Trust) and each REO Property (other than any portion related to the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Trust) remaining in the Trust Fund as contemplated by clause (iii) of the first paragraph of this Section 9.01 by giving written notice to all the parties hereto no later than sixty (60) days prior to the anticipated date of exchange. In the event that the Sole Certificateholder elects to exchange all of its Certificates (other than the [LOAN-SPECIFIC], Class [ARD] and Class [R] Certificates) for all of the Mortgage Loans (for the avoidance of doubt, excluding the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Trust) and the Trust's portion of each REO Property (other than any portion related to the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Trust) remaining in the Trust in accordance with the preceding sentence, such Sole Certificateholder, not later than the Distribution Date on which the final distribution on the Certificates is to occur, shall deposit in the Collection Account an amount in immediately available funds equal to all amounts due and owing to the Depositor, the Master Servicer, the Special Servicer, the Trustee and the Certificate Administrator hereunder through the date of the liquidation of the Trust that may be withdrawn from the Collection Account, or an escrow account acceptable to the respective parties hereto, pursuant to Section 3.05(a) or that may be withdrawn from the Distribution Account pursuant to Section 3.05(a), but only to the extent that such amounts are not already on deposit in the Collection Account. In addition, the Master Servicer shall transfer all amounts required to be transferred to the Lower-Tier REMIC Distribution Account and Excess Interest Distribution Account on the P&I Advance Date related to such Distribution Date in which the final distribution on the Certificates is to occur from the Collection Account pursuant to the first paragraph of Section 3.04(b) (provided, however, that if a Serviced Whole Loan is secured by REO Property, the portion of the above-described purchase price allocable to such Trust's portion of REO Property shall initially be deposited into the related REO Account). Upon confirmation that such final deposits have been made and following the surrender of all its Certificates (other than the [LOAN-SPECIFIC], Class [ARD] and Class [R] Certificates) on the applicable Distribution Date, the Custodian shall, upon receipt of a Request for Release from the Master Servicer, release or cause to be released to the Sole Certificateholder or any designee thereof, the Mortgage Files for the remaining Mortgage Loans (for the avoidance of doubt, excluding the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Trust) and shall execute all assignments, endorsements and other instruments furnished to it by the Sole Certificateholder as shall be necessary to effectuate transfer of the Mortgage Loans (for the avoidance of doubt, excluding the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Trust) and REO Properties (other than any portion related to the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Trust) remaining in the Trust Fund, and the Trust shall be liquidated in accordance with Section 9.02 and neither of the Master Servicer nor the Special Servicer shall have any further obligation to service the Trust Subordinate Companion Loan hereunder. Solely for federal income tax purposes, the Sole Certificateholder shall be deemed to have purchased the assets of the Lower-Tier REMIC for an amount equal to the remaining Certificate Balance of the Principal Balance Certificates and the Class [LOAN-SPECIFIC] Certificates, plus accrued, unpaid interest with respect thereto, and the Certificate Administrator shall credit such amounts against amounts distributable in respect of such Certificates and Related Lower-Tier Regular Interests. If the Trust AB Whole Loan (or any related REO Loan) is an asset of the Trust, (i) if the Mortgaged Property securing the Trust AB Whole Loan has become an REO Property, then the Sole Certificateholder exercising the exchange described above, as a prerequisite, shall designate a nominee to hold title to such REO Property on behalf of the purchaser and the holders of the Class [LOAN-SPECIFIC] Certificates

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and (ii) if the Mortgaged Property securing the Trust AB Whole Loan is not an REO Property, then the Custodian shall, upon receipt of a Request for Release from the Master Servicer, release or cause to be released to the Subordinate Loan-Specific Directing Certificateholder or any designee thereof, the Mortgage Note for the Trust Subordinate Companion Loan and shall execute all assignments, endorsements and other instruments furnished to it by the Subordinate Loan-Specific Directing Certificateholder as shall be necessary to effectuate transfer of such Mortgage Note and the [LOAN-SPECIFIC] Trust Subordinate Companion Loan REMIC shall be liquidated in accordance with the procedures set forth in Section 9.02 and neither of the Master Servicer nor the Special Servicer shall have any further obligation to service the Trust Subordinate Companion Loan hereunder.

The obligations and responsibilities under this Agreement of the Depositor, the Master Servicer, the Special Servicer, the Trustee, the Certificate Administrator and the Companion Paying Agent shall terminate with respect to any Companion Loan to the extent (i) its related Serviced Mortgage Loan has been paid in full or is no longer part of the Trust Fund and (ii) no amounts payable by the related Companion Holder to or for the benefit of the Trust or any party hereto in accordance with the related Intercreditor Agreement remain due and owing.

The Holders of the majority of the Controlling Class, the Special Servicer, the Master Servicer or the Holders of the Class [R] Certificates, in that order of priority, may, at their option, elect to purchase all of the Mortgage Loans (and all property acquired through exercise of remedies in respect of any related Mortgage Loan) (for the avoidance of doubt, excluding the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Trust) and the Trust's portion of each REO Property (other than any portion related to the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Trust) remaining in the Trust Fund as contemplated by clause (ii) of the first paragraph of this Section 9.01 by giving written notice to the Trustee, the Certificate Administrator, and the other parties hereto no later than sixty (60) days prior to the anticipated date of purchase; provided, however, that the Holders of the Controlling Class, the Special Servicer, the Master Servicer, or the Holders of the Class [R] Certificates may so elect to purchase all of the Mortgage Loans (for the avoidance of doubt, excluding the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Trust) and the Trust's portion of each REO Property (other than any portion related to the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Trust) remaining in the Trust Fund only on or after the first Distribution Date on which (A) the aggregate Stated Principal Balances of the Mortgage Loans and the portion of any REO Loans held by the Trust is less than [_____]. This purchase shall terminate the Trust and retire the then-outstanding Certificates. If the Trust AB Whole Loan (or any related REO Loan) is an asset of the Trust, (i) if the Mortgaged Property securing the Trust AB Whole Loan has become an REO Property, then the purchaser exercising the purchase option described above, as a prerequisite, shall designate a nominee to hold title to such REO Property on behalf of the purchaser and the holders of the Class [LOAN-SPECIFIC] Certificates and (ii) if the Mortgaged Property securing the Trust AB Whole Loan is not an REO Property, then the Custodian shall, upon receipt of a Request for Release from the Master Servicer, release or cause to be released to the Subordinate Loan-Specific Directing Certificateholder or any designee thereof, the Mortgage Note for the Trust Subordinate Companion Loan and shall execute all assignments, endorsements and other instruments furnished to it by the Subordinate Loan-Specific Directing

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Certificateholder as shall be necessary to effectuate transfer of such Mortgage Note and the [LOAN-SPECIFIC] Trust Subordinate Companion Loan REMIC shall be liquidated in accordance with the procedures set forth in Section 9.02. In the event that the Master Servicer or the Special Servicer purchases, or the Holders of the majority of the Controlling Class or the Holders of the Class [R] Certificates purchase, all of the Mortgage Loans (for the avoidance of doubt, excluding the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Trust) and the Trust's portion of each REO Property (other than any portion related to the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Trust) remaining in the Trust Fund in accordance with the preceding sentence, the Master Servicer, the Special Servicer, the Holders of the majority of the Controlling Class or the Holders of the Class [R] Certificates, as applicable, shall deposit in the Lower-Tier REMIC Distribution Account not later than the P&I Advance Date relating to the Distribution Date on which the final distribution on the Certificates is to occur, an amount in immediately available funds equal to the above-described purchase price (exclusive of any portion thereof payable to any Person other than the Certificateholders pursuant to Section 3.05(a), which portion shall be deposited in the Collection Account). In addition, the Master Servicer shall transfer to the Lower-Tier REMIC Distribution Account all amounts required to be transferred thereto on such P&I Advance Date from the Collection Account pursuant to the first paragraph of Section 3.04(b), together with any other amounts on deposit in the Collection Account that would otherwise be held for future distribution. Upon confirmation that such final deposits and payments have been made, the Custodian shall release or cause to be released to the Master Servicer, the Special Servicer, the Holders of the majority of the Controlling Class or the Holders of the Class [R] Certificates, as applicable, the Mortgage Files for the remaining Mortgage Loans (for the avoidance of doubt, excluding the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Trust) and shall execute all assignments, endorsements and other instruments furnished to it by the Master Servicer, the Special Servicer, the Holders of the majority of the Controlling Class or the Holders of the Class [R] Certificates, as applicable, as shall be necessary to effectuate transfer of the Mortgage Loans (for the avoidance of doubt, excluding the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Trust) and REO Properties (other than any portion related to the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Trust) remaining in the Trust Fund.

For purposes of this Section 9.01, the Holders of the majority of the Controlling Class shall have the first option to terminate the Upper-Tier REMIC and Lower-Tier REMIC, then the Special Servicer, then the Master Servicer, and then the Holders of the Class [R] Certificates. For purposes of this Section 9.01, the Directing Certificateholder with the consent of the Holders of the Controlling Class, shall act on behalf of the Holders of the Controlling Class in purchasing the assets of the Trust and terminating the Trust.

Notice of any termination pursuant to this Section 9.01 shall be given promptly by the Certificate Administrator by letter to the Certificateholders, the Subordinate Loan-Specific Directing Certificateholder, each Serviced Companion Noteholder and the 17g-5 Information Provider in accordance with the provisions of Section 3.13(c) (who shall promptly post a copy of such additional notice on the 17g-5 Information Provider's Website in accordance with the provisions of Section 3.13(c)) and, if not previously notified pursuant to this Section 9.01, to the other parties hereto mailed (a) in the event such notice is given in connection with the purchase of all of the Mortgage Loans (for the avoidance of doubt, excluding the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Trust) and each REO Property (other than any portion related to the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Trust) remaining in the Trust Fund, not earlier than the 15th day and not later than the 25th day of the month next preceding the month of the final distribution on the Certificates, or (b) otherwise during the month of such final distribution on or before the P&I Advance Determination Date in such month, in each case specifying (i) the Distribution Date upon which the Trust will terminate and final payment of the Certificates will be made, (ii) the amount of any such final payment and (iii) that the Record Date otherwise applicable to such Distribution Date is not applicable, payments being made only upon presentation and surrender of the Certificates at the offices of the Certificate Registrar or such other location therein designated.

After transferring the Lower-Tier Distribution Amount and the amount of any Yield Maintenance Charges distributable to the Regular Certificates pursuant to Section 4.01(e) to the Upper-Tier REMIC Distribution Account, in each case pursuant to Section 3.04(b) and upon presentation and surrender of the Certificates by the Certificateholders on the final Distribution Date, the Certificate Administrator shall distribute to each Certificateholder so presenting and surrendering its Certificates (i) such Certificateholder's Percentage Interest of that portion of the amounts then on deposit in the Upper-Tier REMIC Distribution Account or the Class [EC] Distribution Account, as applicable, that are allocable to payments on the Class of Regular Certificates so presented, (ii) to Holders of the Class [ARD] Certificates so presented, any amounts remaining on deposit in the Excess Interest Distribution Account, (iii) any remaining amounts of Yield Maintenance Charges distributable to the Class [NON-OFFERED IO] Certificates pursuant to Section 4.01(e), and (iv) and (v) any remaining amount shall be distributed to the Class [R] Certificates in respect of the Class LR Interest or the Class UR Interest, as applicable. Amounts transferred from the Lower-Tier REMIC Distribution Account to the Upper-Tier REMIC Distribution Account as of the final Distribution Date, shall be distributed in termination and liquidation of the Lower-Tier Regular Interests and the Class LR Interest in accordance with Sections 4.01(a), 4.01(c), 4.01(d), and 4.01(e). Any funds not distributed on such Distribution Date shall be set aside and held uninvested in trust for the benefit of the Certificateholders not presenting and surrendering their Certificates in the aforesaid manner and shall be disposed of in accordance with this Section 9.01 and Section 4.01(h).

Section 9.02   Additional Termination Requirements. (a) In the event the Master Servicer or the Special Servicer purchases, or the Holders of the Controlling Class or the Holders of the Class [R] Certificates purchase, all of the Mortgage Loans (for the avoidance of doubt, excluding the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Trust) and the Trust's portion of each REO Property (other than any portion related to the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Trust) remaining in the Trust Fund as provided in Section 9.01, or in the event the Class [LOAN-SPECIFIC] Certificateholders exchange their Certificates for the Trust Subordinate Companion Loan, the Upper-Tier REMIC and Lower-Tier REMIC or the [LOAN-SPECIFIC] Trust Subordinate Companion Loan REMIC, as applicable, shall be terminated in accordance with the following additional requirements, which meet the definition of a "qualified liquidation" in Section 860F(a)(4) of the Code:

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(i)   the Certificate Administrator shall specify the date of adoption of the plan of complete liquidation (which shall be the date of mailing of the notice specified in Section 9.01) in a statement attached to each of the related Trust REMICs' final Tax Returns pursuant to Treasury Regulations Section 1.860F-1;

(ii)   during the 90-day liquidation period and at or prior to the time of the making of the final payment on the Certificates, the Certificate Administrator on behalf of the Trustee shall sell all of the assets of the related Trust REMICs to the Master Servicer, the Special Servicer, the Holders of the Controlling Class or the Holders of the Class [R] Certificates, as applicable, for cash; and

(iii)   within such 90-day liquidation period and immediately following the making of the final payment on the Lower-Tier Regular Interests and the Certificates, the Certificate Administrator shall distribute or credit, or cause to be distributed or credited, to the Holders of the Class [R] Certificates in respect of the Class LR Interest (in the case of the Lower-Tier REMIC) in respect of the Class UR Interest (in the case of the Upper-Tier REMIC) and in respect of the [LOAN-SPECIFIC]-R Interest (in the case of the [LOAN-SPECIFIC] Trust Subordinate Companion Loan REMIC) all cash on hand (other than cash retained to meet claims), and the Trust (if applicable) or the related Trust REMIC(s) shall terminate at that time.

[End of Article IX]

ARTICLE X

ADDITIONAL REMIC PROVISIONS

Section 10.01 <u>REMIC Administration</u>. (a) The Certificate Administrator shall make elections or cause elections to be made to treat each Trust REMIC as a REMIC under the Code and, if necessary, under Applicable State and Local Tax Law. Each such election will be made on Form 1066 or other appropriate federal tax return for the taxable year ending on the last day of the calendar year in which the Lower-Tier Regular Interests and the Certificates are issued. For the purposes of the REMIC election in respect of the Upper-Tier REMIC, each Class of the Regular Certificates shall be designated as the "regular interests" (or in the case of an exchange and conversion of Class [A-S], Class [B] and Class [C] Certificates for Class [EC] Certificates, such "regular interests" shall be deemed to be held by the Trustee in uncertificated form unless reconverted to Class [A-S], Class [B] and Class [C] Certificates) and the Class UR Interest shall be designated as the sole class of "residual interests" in the Upper-Tier REMIC. For purposes of the REMIC election in respect of the Lower-Tier REMIC, each Class of Lower-Tier Regular Interests shall be designated as a class of "regular interests" and the Class LR Interest shall be designated as the sole class of "residual interests" in the Lower-Tier REMIC. For purposes of the REMIC election in respect of the [LOAN-SPECIFIC] Trust Subordinate Companion Loan REMIC, the Class [LOAN-SPECIFIC] Certificates shall be designated as the "regular interests" and an uncertificated interest represented by the Class [R] Certificates shall be designated as the sole class of "residual interests" in the [LOAN-SPECIFIC] Trust Subordinate Companion Loan REMIC. None of the Special Servicer, the Master Servicer or the Trustee shall permit the creation of any "interests" (within the meaning of Section 860G of the Code) in any Trust REMIC other than the foregoing interests.

(b)   The Closing Date is hereby designated as the "startup day" ("Startup Day") of each Trust REMIC within the meaning of Section 860G(a)(9) of the Code.

(c)   The Certificate Administrator shall act on behalf of each Trust REMIC in relation to any tax matter or controversy involving either such REMIC and shall represent each such REMIC in any administrative or judicial proceeding relating to an examination or audit by any governmental taxing authority with respect thereto. The legal expenses, including without limitation attorneys' or accountants' fees, and costs of any such proceeding and any liability resulting therefrom shall be expenses of the Trust and the Certificate Administrator shall be entitled to reimbursement therefor out of amounts attributable to the Mortgage Loans, the Trust Subordinate Companion Loan and any REO Properties on deposit in the Collection Account as provided by Section 3.05(a) unless such legal expenses and costs are incurred by reason of the Certificate Administrator's willful misconduct, bad faith or negligence. The Holder of the largest Percentage Interest in the Class [R] Certificates shall be designated, in the manner provided under Treasury Regulations Section 1.860F-4(d) and temporary Treasury Regulations Section 301.6231(a)(7)-1T, as the "tax matters person" of each Trust REMIC. By their acceptance thereof, the Holders of the largest Percentage Interest in the Class [R] Certificates hereby agrees to irrevocably appoint the Certificate Administrator as their agent to perform all of the duties of the "tax matters person" for the Trust REMICs.

(d)   The Certificate Administrator shall prepare or cause to be prepared and shall file, or cause to be filed, all of the Tax Returns that it determines are required with respect to each Trust REMIC created hereunder, and shall cause the Trustee to sign (and the Trustee shall timely sign) such Tax Returns in a timely manner. The ordinary expenses of preparing such returns shall be borne by the Certificate Administrator without any right of reimbursement therefor.

(e)   The Certificate Administrator shall provide or cause to be provided (i) to any Transferor of a Class [R] Certificate such information as is necessary for the application of any tax relating to the transfer of such Class [R] Certificate to any Person who is a Disqualified Organization, or in the case of a Transfer to an agent thereof, to such agent, (ii) to the Certificateholders such information or reports as are required by the Code or the REMIC Provisions including reports relating to interest, original issue discount and market discount or premium (using the Prepayment Assumption) and (iii) to the Internal Revenue Service on Form 8811, within thirty (30) days after the Closing Date, the name, title, address and telephone number of the "tax matters person" who will serve as the representative of each of the Trust REMICs created hereunder.

(f)   The Certificate Administrator shall take such actions and shall cause the Trust to take such actions as are reasonably within the Certificate Administrator's control and the scope of its duties more specifically set forth herein as shall be necessary to maintain the status of each Trust REMIC as a REMIC under the REMIC Provisions and the Trustee shall assist the Certificate Administrator to the extent reasonably requested by the Certificate Administrator to do so. Neither the Master Servicer nor the Special Servicer shall knowingly or intentionally take any action, cause the Trust to take any action or fail to take (or fail to cause to be taken) any action reasonably within its control and the scope of duties more specifically set forth herein, that, under the REMIC Provisions, if taken or not taken, as the case may be, could (i) endanger the status of any Trust REMIC as a REMIC or (ii) result in the imposition of a tax upon any Trust REMIC or the Trust (including but not limited to the tax on "prohibited transactions" as defined in Section 860F(a)(2) of the Code and the tax on contributions to a REMIC set forth in Section 860G(d) of the Code, but not including the tax on "net income from foreclosure property") (either such event, an "Adverse REMIC Event") unless the Certificate Administrator receives an Opinion of Counsel (at the expense of the party seeking to take such action or, if such party fails to pay such expense, and the Certificate Administrator determines that taking such action is in the best interest of the Trust and the Certificateholders, at the expense of the Trust, but in no event at the expense of the Certificate Administrator or the Trustee) to the effect that the contemplated action will not, with respect to the Trust, any Trust REMIC created hereunder, endanger such status or, unless the Certificate Administrator determines in its sole discretion to indemnify the Trust against such tax, result in the imposition of such a tax (not including a tax on "net income from foreclosure property"). The Trustee shall not take or fail to take any action (whether or not authorized hereunder) as to which the Certificate Administrator has advised it in writing that it has received an Opinion of Counsel to the effect that an Adverse REMIC Event could occur with respect to such action. The Certificate Administrator may consult with counsel to make such written advice, and the cost of same shall be borne by the party seeking to take the action not expressly permitted by this Agreement, but in no event at the expense of the Certificate Administrator or the Trustee. At all times as may be required by the Code, the Certificate Administrator will to the extent within its control and the scope of its duties more specifically set forth herein, maintain substantially all of the assets of each Trust REMIC as "qualified mortgages" as defined in Section 860G(a)(3) of the Code and "permitted investments" as defined in Section 860G(a)(5) of the Code.

(g)   In the event that any applicable federal, state or local tax, including interest, penalties or assessments, additional amounts or additions to tax, is imposed on any Trust REMIC, such tax shall be charged against amounts otherwise distributable to the Holders of the Certificates, except as provided in the last sentence of this Section 10.01(g); provided that with respect to the estimated amount of tax imposed on any "net income from foreclosure property" pursuant to Section 860G(c) of the Code or any similar tax imposed by a state or local tax authority, the Special Servicer shall retain in the related REO Account a reserve for the payment of such taxes in such amounts and at such times as it shall deem appropriate (or as advised by the Certificate Administrator in writing), and shall remit to the Master Servicer such reserved amounts as the Master Servicer shall request in order to pay such taxes. Except as provided in the preceding sentence, the Master Servicer shall withdraw from the Collection Account sufficient funds to pay or provide for the payment of, and to actually pay, such tax as is estimated to be legally owed by any Trust REMIC (but such authorization shall not prevent the Certificate Administrator from contesting, at the expense of the Trust (other than as a consequence of a breach of its obligations under this Agreement), any such tax in appropriate proceedings, and withholding payment of such tax, if permitted by law, pending the outcome of such proceedings). The Certificate Administrator is hereby authorized to and shall segregate, into a separate non-interest bearing account, the net income from any "prohibited transaction" under Section 860F(a) of the Code or the amount of any taxable contribution to any Trust REMIC after the Startup Day that is subject to tax under Section 860G(d) of the Code and use such income or

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amount, to the extent necessary, to pay such prohibited transactions tax. To the extent that any such tax (other than any such tax paid in respect of "net income from foreclosure property") is paid to the Internal Revenue Service or applicable state or local tax authorities, the Certificate Administrator shall retain an equal amount from future amounts otherwise distributable to the Holders of Class [R] Certificates (as applicable) and shall distribute such retained amounts, (x) in the case of the Lower-Tier Regular Interests, to the Upper-Tier REMIC to the extent they are fully reimbursed for any Realized Losses arising therefrom and then to the Holders of the Class [R] Certificates in respect of the Class LR Interest in the manner specified in Section 4.01(c) and (y) in the case of the Upper-Tier REMIC, to the Holders of the Principal Balance Certificates in the manner specified in Section 4.01(a), to the extent they are fully reimbursed for any Realized Losses arising therefrom and then to the Holders of the Class [R] Certificates in respect of the Class UR Interest. None of the Trustee, the Certificate Administrator, the Master Servicer or the Special Servicer shall be responsible for any taxes imposed on any Trust REMIC except to the extent such taxes arise as a consequence of a breach of their respective obligations under this Agreement which breach constitutes willful misconduct, bad faith, or negligence by such party.

(h) The Certificate Administrator shall, for federal income tax purposes, maintain or cause to be maintained books and records with respect to each Trust REMIC on a calendar year and on an accrual basis or as otherwise may be required by the REMIC Provisions.

(i) Following the Startup Day, neither the Certificate Administrator nor the Trustee shall accept any contributions of assets to any Trust REMIC unless the Certificate Administrator and the Trustee shall have received an Opinion of Counsel (at the expense of the party seeking to make such contribution) to the effect that the inclusion of such assets in such Trust REMIC will not (i) cause such Trust REMIC to fail to qualify as a REMIC at any time that any Lower-Tier Regular Interests or Certificates are outstanding or (ii) subject any of the Trust or any Trust REMIC to any tax under the REMIC Provisions or other applicable provisions of federal, state and local law or ordinances.

(j) Neither the Certificate Administrator nor the Trustee shall enter into any arrangement by which the Trust or any Trust REMIC will receive a fee or other compensation for services nor permit the Trust or any Trust REMIC to receive any income from assets other than "qualified mortgages" as defined in Section 860G(a)(3) of the Code or "permitted investments" as defined in Section 860G(a)(5) of the Code.

(k) Solely for the purposes of Treasury Regulations Section 1.860G-1(a)(4)(iii), the "latest possible maturity date" by which the Certificate Balance or Notional Amount of each Class of Regular Certificates and the Class [LOAN-SPECIFIC] Certificates representing a "regular interest" in the Upper-Tier REMIC or the [LOAN-SPECIFIC] Trust Subordinate Companion Loan REMIC and by which the Lower-Tier Principal Amount of each Class of Lower-Tier Regular Interests representing a "regular interest" in the Lower-Tier REMIC would be reduced to zero is the date that is the Rated Final Distribution Date.

(l) None of the Trustee, the Certificate Administrator, the Master Servicer or the Special Servicer, as applicable, shall sell, dispose of or substitute for any of the Mortgage

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Loans or the Trust Subordinate Companion Loan (except in connection with (i) the default, imminent default or foreclosure of a Mortgage Loan or Trust Subordinate Companion Loan, including but not limited to, the acquisition or sale of a Mortgaged Property acquired by foreclosure or deed in lieu of foreclosure, (ii) the bankruptcy of the Trust, (iii) the termination of the Trust pursuant to Article IX of this Agreement or (iv) a purchase of Mortgage Loans or the Trust Subordinate Companion Loan pursuant to Article II or Article III of this Agreement) or acquire any assets for the Trust or any Trust REMIC or sell or dispose of any investments in the Collection Account or the REO Account for gain unless it has received an Opinion of Counsel that such sale, disposition or substitution will not (a) affect adversely the status of any Trust REMIC as a REMIC or (b) unless the Trustee, the Certificate Administrator, the Master Servicer or the Special Servicer, as applicable, has determined in its sole discretion to indemnify the Trust against such tax, cause the Trust or any Trust REMIC to be subject to a tax on "prohibited transactions" pursuant to the REMIC Provisions.

Section 10.02 <u>Use of Agents</u>. (a) The Trustee shall execute all of its obligations and duties under this <u>Article X</u> through its Corporate Trust Office. The Trustee may execute any of its obligations and duties under this <u>Article X</u> either directly or by or through agents or attorneys. The Trustee shall not be relieved of any of its duties or obligations under this <u>Article X</u> by virtue of the appointment of any such agents or attorneys.

(b) The Certificate Administrator may execute any of its obligations and duties under this <u>Article X</u> either directly or by or through agents or attorneys. The Certificate Administrator shall not be relieved of any of its duties or obligations under this <u>Article X</u> by virtue of the appointment of any such agents or attorneys.

Section 10.03 <u>Depositor, Master Servicer and Special Servicer to Cooperate with Certificate Administrator</u>. (a) The Depositor shall provide or cause to be provided to the Certificate Administrator within ten (10) days after the Depositor receives a request from the Certificate Administrator, all information or data that the Certificate Administrator reasonably determines to be relevant for tax purposes as to the valuations and issue prices of the Certificates, including, without limitation, the price, yield, Prepayment Assumptions and projected cash flow of the Certificates.

(b) The Master Servicer and the Special Servicer shall each furnish such reports, certifications and information, and upon reasonable notice and during normal business hours, access to such books and records maintained thereby, as may relate to the Certificates or the Trust and as shall be reasonably requested by the Certificate Administrator in order to enable it to perform its duties hereunder.

Section 10.04 <u>Appointment of REMIC Administrators</u>. (a) The Certificate Administrator may appoint at the Certificate Administrator's expense, one or more REMIC Administrators, which shall be authorized to act on behalf of the Certificate Administrator in performing the functions set forth in Section 10.01 herein. The Certificate Administrator shall cause any such REMIC Administrator to execute and deliver to the Certificate Administrator an instrument in which REMIC Administrator shall agree to act in such capacity, with the obligations and responsibilities herein. The appointment of a REMIC Administrator shall not relieve the Certificate Administrator from any of its obligations hereunder, and the Certificate

Administrator shall remain responsible and liable for all acts and omissions of the REMIC Administrator. Each REMIC Administrator must be acceptable to the Certificate Administrator and must be organized and doing business under the laws of the United States of America or of any State and be subject to supervision or examination by federal or state authorities. In the absence of any other Person appointed in accordance herewith acting as REMIC Administrator, the Certificate Administrator hereby agrees to act in such capacity in accordance with the terms hereof. If [CERTIFICATE ADMINISTRATOR] is removed as Certificate Administrator, then [CERTIFICATE ADMINISTRATOR] shall be terminated as REMIC Administrator.

(b)   Any Person into which any REMIC Administrator may be merged or converted or with which it may be consolidated, or any Person resulting from any merger, conversion, or consolidation to which any REMIC Administrator shall be a party, or any Person succeeding to the corporate agency business of any REMIC Administrator, shall continue to be the REMIC Administrator without the execution or filing of any paper or any further act on the part of the Certificate Administrator or the REMIC Administrator.

(c)   Any REMIC Administrator may at any time resign by giving at least thirty (30) days' advance written notice of resignation to the Trustee, the Certificate Registrar, the Certificate Administrator, the Master Servicer, the Special Servicer and the Depositor. The Certificate Administrator may at any time terminate the agency of any REMIC Administrator by giving written notice of termination to such REMIC Administrator, the Master Servicer, the Certificate Registrar and the Depositor. Upon receiving a notice of resignation or upon such a termination, or in case at any time any REMIC Administrator shall cease to be eligible in accordance with the provisions of this Section 10.04, the Certificate Administrator may appoint a successor REMIC Administrator, in which case the Certificate Administrator shall give written notice of such appointment to the Master Servicer, the Trustee and the Depositor and shall mail notice of such appointment to all Certificateholders; provided, however, that no successor REMIC Administrator shall be appointed unless eligible under the provisions of this Section 10.04. Any successor REMIC Administrator upon acceptance of its appointment hereunder shall become vested with all the rights, powers, duties and responsibilities of its predecessor hereunder, with like effect as if originally named as REMIC Administrator. No REMIC Administrator shall have responsibility or liability for any action taken by it as such at the direction of the Certificate Administrator.

[End of Article X]

ARTICLE XI

EXCHANGE ACT REPORTING AND REGULATION AB COMPLIANCE

Section 11.01 <u>Intent of the Parties; Reasonableness</u>.   The parties hereto acknowledge and agree that the purpose of <u>Article XI</u> of this Agreement is to facilitate compliance by the Depositor with the provisions of Regulation AB and the related rules and regulations of the Commission. The Depositor shall not exercise its rights to request delivery of information or other performance under these provisions other than in reasonable good faith, or for purposes other than compliance with the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and, in each case, the rules and regulations of the Commission thereunder.

The parties hereto acknowledge that interpretations of the requirements of Regulation AB may change over time, due to interpretive guidance provided by the Commission or its staff, and agree to comply with requests made by the Depositor in good faith for delivery of information under these provisions on the basis of such evolving interpretations of Regulation AB (to the extent such interpretations require compliance and are not "grandfathered"). In connection with the [TRUST] [TRANSACTION DESIGNATION], Commercial Mortgage Pass-Through Certificates, [SERIES DESIGNATION], each of the Master Servicer, the Special Servicer, the Operating Advisor, the Trustee, the Custodian and the Certificate Administrator shall cooperate fully with the Depositor and the Certificate Administrator, as applicable, to deliver or make available to the Depositor or the Certificate Administrator (including any of its assignees or designees), any and all statements, reports, certifications, records and any other information (in its possession or reasonably attainable) necessary in the reasonable good faith determination of the Depositor to permit the Depositor to comply with the provisions of Regulation AB, together with such disclosures relating to the Master Servicer, the Special Servicer, the Operating Advisor, the Trustee, the Custodian, the Asset Representations Reviewer and the Certificate Administrator, as applicable, and any Sub-Servicer, or the servicing of the Mortgage Loans (and the Trust Subordinate Companion Loan, if applicable), reasonably believed by the Depositor to be necessary in order to effect such compliance. Each party to this Agreement shall have a reasonable period of time to comply with any written request made under this Section 11.01, but in any event, shall, upon reasonable advance written request, provide information in sufficient time to allow the Depositor to satisfy any related filing requirements. For purposes of this Article XI, to the extent any party has an obligation to exercise commercially reasonable efforts to cause a third party to perform, such party hereunder shall not be required to bring any legal action against such third party in connection with such obligation.

Section 11.02 Succession; Subcontractors. (a) As a condition to the succession to the Master Servicer and Special Servicer or to any Sub-Servicer (but only if such Sub-Servicer is a Servicing Function Participant and a servicer as contemplated by Item 1108(a)(2)) as servicer or sub-servicer under this Agreement by any Person (i) into which the Master Servicer and Special Servicer or such Sub-Servicer may be merged or consolidated, or (ii) which may be appointed as a successor to the Master Servicer and Special Servicer or to any such Sub-Servicer, the person removing and replacing the Master Servicer and Special Servicer shall provide to the Depositor and the Certificate Administrator, at least fifteen (15) calendar days prior to the effective date of such succession or appointment (or such shorter period as is agreed to by the Depositor), (x) written notice to the Depositor of such succession or appointment and (y) in writing and in form and substance reasonably satisfactory to the Depositor, all information relating to such successor reasonably requested by the Depositor in order to comply with its reporting obligation under Item 6.02 of Form 8-K pursuant to the Exchange Act (if such reports under the Exchange Act are required to be filed under the Exchange Act); provided, however that if disclosing such information prior to such effective date would violate any applicable law or confidentiality agreement, the Master Servicer, the Special Servicer or any Additional Servicer, as the case may be, shall submit such disclosure to the Depositor no later than the first Business Day after the effective date of such succession or appointment.

(b) Each of the Master Servicer, the Special Servicer, the Sub-Servicer, the Trustee, the Operating Advisor, the Asset Representations Reviewer and the Certificate Administrator (each of the Master Servicer, the Special Servicer, the Trustee, the Operating

Advisor, the Asset Representations Reviewer and the Certificate Administrator and each Sub-Servicer, for purposes of this Section 11.02, a "Servicer") is permitted to utilize one or more Subcontractors to perform certain of its obligations hereunder. If such Subcontractor will be a Servicing Function Participant, such Servicer shall promptly upon written request provide to the Depositor or any Mortgage Loan Seller a written description (in form and substance satisfactory to the Depositor or such Mortgage Loan Seller, as applicable) of the role and function of each Subcontractor utilized by such Servicer, specifying (i) the identity of such Subcontractor and (ii) the elements of the Servicing Criteria that will be addressed in assessments of compliance provided by each such Subcontractor. As a condition to the utilization by such Servicer of any Subcontractor determined to be a Servicing Function Participant, such Servicer shall (i) with respect to any such Subcontractor engaged by such Servicer that is an Initial Sub-Servicer, use commercially reasonable efforts to cause, and (ii) with respect to any other subcontractor with which it has entered into a servicing relationship, cause such Subcontractor used by such Servicer for the benefit of the Depositor and the Trustee to comply with the provisions of Section 11.10 and Section 11.11 of this Agreement to the same extent as if such Subcontractor were such Servicer. With respect to any Servicing Function Participant engaged by such Servicer that is an Initial Sub-Servicer, such Servicer shall be responsible for using commercially reasonable efforts to obtain, and with respect to each other Servicing Function Participant engaged by such Servicer, such Servicer shall obtain from each such Servicing Function Participant and deliver to the applicable Persons any assessment of compliance report and related accountant's attestation required to be delivered by such Subcontractor under Section 11.10 and Section 11.11, in each case, as and when required to be delivered. For the avoidance of doubt, the Custodian shall not be permitted to utilize any Subcontractor to perform any of its obligations hereunder.

(c)   Notwithstanding the foregoing, if a Servicer engages a Subcontractor, other than an Initial Sub-Servicer in connection with the performance of any of its duties under this Agreement, such Servicer shall be responsible for determining whether such Subcontractor is a "servicer" within the meaning of Item 1101 of Regulation AB and whether any such Subcontractor meets the criteria in Item 1108(a)(2)(i), (ii) or (iii) of Regulation AB. If a Servicer determines, pursuant to the preceding sentence, that such Subcontractor is a "servicer" within the meaning of Item 1101 of Regulation AB and meets the criteria in Item 1108(a)(2)(i), (ii) or (iii) of Regulation AB, then such Subcontractor shall be deemed to be a Sub-Servicer for purposes of this Agreement, the engagement of such Sub-Servicer shall not be effective unless and until notice is given to the Depositor and the Certificate Administrator of any such Sub-Servicer and Sub-Servicing Agreement. Other than with respect to the Initial Sub-Servicer, no Sub-Servicing Agreement shall be effective until fifteen (15) days after such written notice is received by the Depositor and the Certificate Administrator (or such shorter period as is agreed to by the Depositor). Such notice shall contain all information reasonably necessary to enable the Certificate Administrator to accurately and timely report the event under Item 6.02 of Form 8-K pursuant to the Exchange Act (if such reports under the Exchange Act are required to be filed under the Exchange Act).

(d)   In connection with the succession to the Trustee under this Agreement by any Person (i) into which the Trustee may be merged or consolidated, or (ii) which may be appointed as a successor to the Trustee, the Trustee shall deliver written notice to the Depositor, the Certificate Administrator and the 17g-5 Information Provider, which shall promptly post such notice to the 17g-5 Information Provider's Website pursuant to Section 3.13(c), in each case at least thirty (30) calendar days prior to the effective date of such succession or appointment (or if such prior notice is violative of applicable law or any applicable confidentiality agreement, no later than one (1) Business Day after such effective date of succession) and shall furnish to the Depositor and the Certificate Administrator, in writing and in form and substance reasonably satisfactory to the Depositor and the Certificate Administrator, all information reasonably necessary for the Certificate Administrator to accurately and timely report, pursuant to Section 11.07, the event under Item 6.02 of Form 8-K pursuant to the Exchange Act (if such reports under the Exchange Act are required to be filed under the Exchange Act).

(e)   Notwithstanding anything to the contrary contained in this Article XI, in connection with any Sub-Servicer and/or any Mortgage Loan (and/or Trust Subordinate Companion Loan, if applicable) that is the subject of an Initial Sub-Servicing Agreement, with respect to all matters related to Regulation AB, the Master Servicer shall not have any obligation other than to use commercially reasonable efforts to cause such Sub-Servicer to comply with its obligations under such Initial Sub-Servicing Agreement.

(f)   Any information furnished pursuant to this Section 11.02 shall also be provided to each Other Depositor and each Other Certificate Administrator (to the extent the information relates to a party that services, specially services or is trustee for a Serviced Companion Loan) in the same time frame as set forth in this Section 11.02.

Section 11.03 Filing Obligations. (a) The Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee shall reasonably cooperate with the Depositor in connection with the satisfaction of the Trust's reporting requirements under the Exchange Act. Pursuant to Sections 11.04, 11.05, 11.06 and 11.07 of this Agreement, the Certificate Administrator shall prepare for execution by the Depositor any Forms 8-K, 10-D and 10-K required by the Exchange Act, in order to permit the timely filing thereof, and the Certificate Administrator shall file (via the Commission's Electronic Data Gathering and Retrieval System ("EDGAR")) such Forms executed by the Depositor.

Each party hereto shall be entitled to rely on the information in the Prospectus or this Agreement with respect to the identity of any "sponsor", credit enhancer, derivative provider or "significant obligor" as of the Closing Date other than with respect to itself or any information required to be provided by it or indemnified for by it pursuant to any separate agreement.

(b)   In the event that the Certificate Administrator is unable to timely file with the Commission all or any required portion of any Form 8-K, 10-D or 10-K required to be filed by this Agreement because required disclosure information was either not delivered to it or delivered to it after the delivery deadlines set forth in this Agreement, the Certificate Administrator will promptly notify the Depositor. In the case of Forms 10-D and 10-K, the Depositor, the Master Servicer, the Certificate Administrator, the Operating Advisor and the Trustee will thereupon cooperate to prepare and file a Form 12b-25 and a Form 10-D/A or Form 10-K/A, as applicable, pursuant to Rule 12b-25 of the Exchange Act. In the case of Form 8-K, the Certificate Administrator will, upon receipt of all required Form 8-K Disclosure Information and upon the approval and direction of the Depositor, include such disclosure information on the next succeeding Form 10-D to be filed for the Trust. In the event that any previously filed Form 8-K, Form 10-D or Form 10-K needs to be amended, the Certificate Administrator will notify the Depositor, and such other parties as needed and the parties hereto will cooperate with the Certificate Administrator to prepare any necessary Form 8-K/A, Form 10-D/A or Form 10-K/A. Any Form 15, Form 12b-25 or any amendment to Form 8-K, Form 10-D or Form 10-K shall be signed by an officer of the Depositor. The parties to this Agreement acknowledge that the performance by the Certificate Administrator of its duties under this Section 11.03 related to the timely preparation and filing of Form 15, a Form 12b-25 or any amendment to Form 8-K, Form 10-D or Form 10-K is contingent upon the parties observing all applicable deadlines in the performance of their duties under Sections 11.03, 11.04, 11.05, 11.06, 11.07, 11.08, 11.09, 11.10, 11.11 and 11.16 of this Agreement. The Certificate Administrator shall have no liability for any loss, expense, damage, claim arising out of or with respect to any failure to properly prepare, arrange for execution and/or timely file any such Form 15, Form 12b-25 or any amendments to Form 8-K, Form 10-D or Form 10-K, where such failure results from the Certificate Administrator's inability or failure to receive, on a timely basis, any information from any other party hereto needed to prepare, arrange for execution or file such Form 15, Form 12b-25 or any amendments to Forms 8-K, Form 10-D or Form 10-K, not resulting from its own negligence, bad faith or willful misconduct.

Section 11.04 <u>Form 10-D Filings</u>. (a) Within fifteen (15) days after each Distribution Date (subject to permitted extensions under the Exchange Act), the Certificate Administrator shall prepare and file on behalf of the Trust any Form 10-D required by the Exchange Act, in form and substance as required by the Exchange Act. The Certificate Administrator shall file each Form 10-D with a copy of the related Statement to Certificateholders attached thereto. Any disclosure in addition to the Statement to Certificateholders that is required to be included on Form 10-D ("Additional Form 10-D Disclosure") shall, pursuant to the following paragraph be reported by the parties set forth on Exhibit BB to the Depositor and the Certificate Administrator and approved by the Depositor, and the Certificate Administrator will have no duty or liability for any failure hereunder to determine or prepare any Additional Form 10-D Disclosure, absent such reporting, direction and approval.

For so long as the Trust is subject to the reporting requirements of the Exchange Act, as set forth on Exhibit BB hereto, within five (5) calendar days after the related Distribution Date, (i) certain parties to this Agreement identified on Exhibit BB hereto shall be required to provide to the Certificate Administrator and the Depositor (and in the case of any Servicing Function Participant, with a copy to the Master Servicer), to the extent a Regulation AB Servicing Officer or Responsible Officer, as the case may be, has actual knowledge, in EDGAR-Compatible Format, or in such other format as otherwise agreed upon by the Certificate Administrator, the Depositor and such providing parties, the form and substance of any Additional Form 10-D Disclosure, if applicable; <u>provided</u>, that information relating to any REO Account to be reported under "Item 8: Other Information" on Exhibit BB shall be reported by the Special Servicer to the Master Servicer within four (4) calendar days after the related Distribution Date on Exhibit MM; (ii) the parties listed on Exhibit BB hereto shall include with such Additional Form 10-D Disclosure, an Additional Disclosure Notification in the form attached hereto as Exhibit EE (except with respect to the reporting of REO Account balances which shall be delivered in the form of Exhibit MM hereto) and (iii) the Depositor shall approve,

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as to form and substance, or disapprove, as the case may be, the inclusion of the Additional Form 10-D Disclosure on Form 10-D. Information delivered to the Certificate Administrator hereunder should be delivered by email to [EMAIL ADDRESS] or by facsimile to 410-715-2380, Attn: CTS SEC Notifications. Neither the Trustee nor the Certificate Administrator has any duty under this Agreement to monitor or enforce the performance by the parties listed on Exhibit BB of their duties under this paragraph or proactively solicit or procure from such parties any Additional Form 10-D Disclosure information. The Depositor will be responsible for any reasonable expenses incurred by the Trustee or Certificate Administrator in connection with including any Additional Form 10-D Disclosure on Form 10-D pursuant to this paragraph.

The Certificate Administrator shall include in any Form 10-D filed by it (i) the information required by Rule 15Ga-1(a) of the Exchange Act concerning all assets of the Trust that were subject of a demand for the repurchase of, or the substitution of a Qualified Substitute Mortgage Loan for, a Mortgage Loan contemplated by Section 2.03(b), (ii) a reference to the most recent Form ABS-15G filed by the Depositor and the Mortgage Loan Sellers, if applicable, and the SEC's assigned "Central Index Key" for each such filer, (iii) to the extent such information is provided to the Certificate Administrator by the Master Servicer in the form of Exhibit MM hereto for inclusion therein within the time period described in this Section 11.04, the balances of the REO Account (to the extent the related information has been received from the Special Servicer within the time period specified in Section 11.04 hereof) and the Collection Account as of the related Distribution Date and as of the immediately preceding Distribution Date and (iv) the balances of the Distribution Accounts, the Gain-on-Sale Reserve Account and the Interest Reserve Account, in each case as of the related Distribution Date and as of the immediately preceding Distribution Date. The Depositor and the Mortgage Loan Sellers shall deliver such information as described in clause (i) and clause (ii) of this paragraph.

Form 10-D requires the registrant to indicate (by checking "yes" or "no") that it "(1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding twelve (12) months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety (90) days." The Depositor hereby represents to the Certificate Administrator that the Depositor has filed all such required reports during the preceding twelve (12) months and that it has been subject to such filing requirement for the past ninety (90) days. The Depositor shall notify the Certificate Administrator in writing, no later than the 5th calendar day after the related Distribution Date with respect to the filing of a report on Form 10-D if the answer to the questions should be "no." The Certificate Administrator shall be entitled to rely on such representations in preparing, executing and/or filing any such report.

With respect to any Mortgage Loan (and the related Trust Subordinate Companion Loan, if applicable) that permits Additional Debt or mezzanine debt in the future, the Certificate Administrator shall include as part of any applicable Form 10-D filed by it (A) the amount of any such Additional Debt or mezzanine debt, as applicable, that is incurred during the related Collection Period, (B) the total debt service coverage ratio calculated on the basis of the Mortgage Loan (and the related Trust Subordinate Companion Loan, if applicable) and such Additional Debt or mezzanine debt, as applicable, and (C) the aggregate LTV Ratio calculated on the basis of the Mortgage Loan (and the related Trust Subordinate Companion Loan, if applicable) and such Additional Debt or mezzanine debt, as applicable.

(b)   After preparing the Form 10-D, the Certificate Administrator shall forward electronically a copy of the Form 10-D to the Depositor for review no later than ten (10) calendar days after the related Distribution Date or, if the 10th calendar day after the related Distribution Date is not a Business Day, the immediately preceding Business Day. Within two (2) Business Days after receipt of such copy, but no later than the two (2) Business Days prior to the 15th calendar day after the Distribution Date, the Depositor shall notify the Certificate Administrator in writing (which may be furnished electronically) of any changes to or approval of such Form 10-D and, a duly authorized officer of the Depositor shall sign the Form 10-D and return an electronic or fax copy of such signed Form 10-D (with an original executed hard copy to follow by overnight mail) to the Certificate Administrator. Alternatively, if the Certificate Administrator agrees in its sole discretion, the Depositor may deliver to the Certificate Administrator manually signed copies of a power of attorney meeting the requirements of Item 601(b)(24) of Regulation S-K under the Securities Act, and certified copies of a resolution of the Depositor's board of directors authorizing such power of attorney, each to be filed with each Form 10-D, in which case the Certificate Administrator shall sign such Forms 10-D as attorney in fact for the Depositor. If a Form 10-D cannot be filed on time or if a previously filed Form 10-D needs to be amended, the Certificate Administrator will follow the procedures set forth in Section 11.03(b). Promptly after filing with the Commission, the Certificate Administrator will make available on its Internet website a final executed copy of each Form 10-D filed by the Certificate Administrator. The signing party at the Depositor can be contacted at [NOTICE ADDRESS]. The parties to this Agreement acknowledge that the performance by the Certificate Administrator of its duties under this Section 11.04(b) related to the timely preparation and filing of Form 10-D is contingent upon such parties observing all applicable deadlines in the performance of their duties under this Section 11.04(b). Neither the Trustee nor the Certificate Administrator shall have any liability for any loss, expense, damage, or claim arising out of or with respect to any failure to properly prepare, arrange for execution and/or timely file such Form 10-D, where such failure results from the Certificate Administrator's inability or failure to receive, on a timely basis, any information from any party to this Agreement needed to prepare, arrange for execution or file such Form 10-D, not resulting from its own negligence, bad faith or willful misconduct.

Section 11.05 Form 10-K Filings. (a) Within ninety (90) days after the end of each fiscal year of the Trust (it being understood that the fiscal year for the Trust ends on December 31 of each year) or such earlier date as may be required by the Exchange Act (the "10-K Filing Deadline"), commencing in March 2015, the Certificate Administrator shall prepare and file on behalf of the Trust a Form 10-K, in form and substance as required by the Exchange Act. Each such Form 10-K shall include the following items, in each case to the extent they have been delivered to the Certificate Administrator within the applicable time frames set forth in this Agreement:

(i)   an annual compliance statement for the Master Servicer, the Special Servicer, the Trustee, the Certificate Administrator and each Additional Servicer, as described under Section 11.09;

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(ii)   (A) the annual reports on assessment of compliance with servicing criteria for the Trustee, the Master Servicer, the Special Servicer, the Certificate Administrator, the Custodian, the Operating Advisor, [the Asset Representations Reviewer,] each Additional Servicer and each other Servicing Function Participant utilized by the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Custodian, the Asset Representations Reviewer or Trustee, as described under Section 11.10; and

(B)   if any such report on assessment of compliance with servicing criteria described under Section 11.10 identifies any material instance of noncompliance, disclosure identifying such instance of noncompliance, or if such report on assessment of compliance with servicing criteria described under Section 11.10 is not included as an exhibit to such Form 10-K, disclosure that such report is not included and an explanation why such report is not included;

(iii)   (A) the registered public accounting firm attestation report for the Trustee, the Master Servicer, the Special Servicer, the Certificate Administrator, the Custodian, the Operating Advisor, each Additional Servicer and each Servicing Function Participant utilized by the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Custodian or the Trustee, as described under Section 11.11; and

(B)   if any registered public accounting firm attestation report described under Section 11.11 identifies any material instance of noncompliance, disclosure identifying such instance of noncompliance, or if any such registered public accounting firm attestation report is not included as an exhibit to such Form 10-K, disclosure that such report is not included and an explanation why such report is not included; and

(iv)   a certification in the form attached hereto as Exhibit Y, with such changes as may be necessary or appropriate as a result of changes promulgated by the Commission (the "Sarbanes-Oxley Certification"), which shall, except as described below, be signed by the senior officer of the Depositor in charge of securitization.

Any disclosure or information in addition to (i) through (iv) above that is required to be included on Form 10-K ("Additional Form 10-K Disclosure") shall, pursuant to the following paragraph be reported by the parties set forth on Exhibit CC to the Depositor and the Certificate Administrator and approved by the Depositor and the Certificate Administrator will have no duty or liability for any failure hereunder to determine or prepare any Additional Form 10-K Disclosure, absent such reporting, direction and approval. Information delivered to the Certificate Administrator hereunder should be delivered by email to [_____] or by facsimile to [_____], Attn: [_____].

As set forth on Exhibit CC hereto, no later than March 15 of each year that the Trust is subject to the Exchange Act reporting requirements, commencing in 20[__], (i) the parties listed on Exhibit CC shall be required to provide to the Certificate Administrator and the Depositor, to the extent a Regulation AB Servicing Officer or Responsible Officer, as the case

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may be, has actual knowledge, in EDGAR-Compatible Format or in such other format as otherwise agreed upon by the Certificate Administrator, the Depositor and such providing parties, the form and substance of any Additional Form 10-K Disclosure, if applicable, (ii) the parties listed on Exhibit CC hereto shall include with such Additional Form 10-K Disclosure, an Additional Disclosure Notification in the form attached hereto as Exhibit EE and (iii) the Depositor will approve, as to form and substance, or disapprove, as the case may be, the inclusion of the Additional Form 10-K Disclosure on Form 10-K. Neither the Trustee nor the Certificate Administrator has any duty under this Agreement to monitor or enforce the performance by the parties listed on Exhibit CC of their duties under this paragraph or proactively solicit or procure from such parties any Additional Form 10-K Disclosure information. The Depositor will be responsible for any reasonable expenses incurred by the Trustee and the Certificate Administrator in connection with including any Additional Form 10-K Disclosure on Form 10-K pursuant to this paragraph.

Form 10-K requires the registrant to indicate (by checking "yes" or "no") that it "(1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding twelve (12) months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety (90) days." The Depositor hereby represents to the Certificate Administrator that the Depositor has filed all such required reports during the preceding twelve (12) months and that it has been subject to such filing requirement for the past ninety (90) days. The Depositor shall notify the Certificate Administrator in writing, no later than March 15th with respect to the filing of a report on Form 10-K, if the answer to the questions should be "no." The Certificate Administrator shall be entitled to rely on such representations in preparing, executing and/or filing any such report.

(b)   After preparing the Form 10-K, the Certificate Administrator shall forward electronically a copy of the Form 10-K to the Depositor for review no later than six (6) Business Days prior to the 10-K Filing Deadline. Within three (3) Business Days after receipt of such copy, but no later than March 25th, the Depositor shall notify the Certificate Administrator in writing (which may be furnished electronically) of any changes to or approval of such Form 10-K and the senior officer in charge of securitization for the Depositor shall sign the Form 10-K and return an electronic or fax copy of such signed Form 10-K (with an original executed hard copy to follow by overnight mail) to the Certificate Administrator at such time. If a Form 10-K cannot be filed on time or if a previously filed Form 10-K needs to be amended, the Certificate Administrator shall follow the procedures set forth in Section 11.03(b). Promptly after filing with the Commission, the Certificate Administrator will make available on its Internet website a final executed copy of each Form 10-K filed by the Certificate Administrator. The signing party at the Depositor can be contacted at [NOTICE ADDRESS]. The parties to this Agreement acknowledge that the performance by the Certificate Administrator of its duties under this Section 11.05 related to the timely preparation and filing of Form 10-K is contingent upon the parties to this Agreement (and any Additional Servicer or Servicing Function Participant engaged or utilized, as applicable, by any such parties) observing all applicable deadlines in the performance of their duties under this Section 11.05. Neither the Trustee nor the Certificate Administrator shall have any liability for any loss, expense, damage, claim arising out of or with respect to any failure to properly prepare, arrange for execution and/or timely file such Form 10-K, where such failure results from the Certificate Administrator's failure to receive, on

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a timely basis, any information from the parties to this Agreement (or any Sub-Servicer or Servicing Function Participant engaged by any such parties) needed to prepare, arrange for execution or file such Form 10-K, not resulting from its own negligence, bad faith or willful misconduct.

(c)   Upon written request from any Mortgage Loan Seller, the Master Servicer or the Special Servicer, the Certificate Administrator shall confirm to such Mortgage Loan Seller, Master Servicer or Special Servicer whether it has received notice that any party to this Agreement has changed since the Closing Date and will provide to such Mortgage Loan Seller, the Master Servicer or the Special Servicer, if known to the Certificate Administrator, the identity of the new party.

Section 11.06 <u>Sarbanes-Oxley Certification</u>.   Each Form 10-K shall include a Sarbanes-Oxley Certification in the form attached as <u>Exhibit Y</u> required to be included therewith pursuant to the Sarbanes-Oxley Act.   For so long as the Trust is subject to the reporting requirements of the Exchange Act, the Master Servicer, the Special Servicer, the Trustee, the Certificate Administrator, the Custodian, the Asset Representations Reviewer and the Operating Advisor shall provide, and (i) with respect to each Initial Sub-Servicer engaged by the Master Servicer or the Special Servicer, as applicable, that is a Servicing Function Participant use commercially reasonable efforts to cause such Initial Sub-Servicer to provide, and (ii) with respect to each other Servicing Function Participant with which the Master Servicer, the Special Servicer, the Trustee, the Certificate Administrator, the Custodian, the Asset Representations Reviewer or the Operating Advisor has entered into a servicing relationship with respect to the Mortgage Loans (and the Trust Subordinate Companion Loan, if applicable), shall cause such Servicing Function Participant to provide, to the Person who signs the Sarbanes-Oxley Certification (the "<u>Certifying Person</u>"), on or before March 15 of each year commencing in March 20[__], a certification in the form attached hereto as <u>Exhibits Z-1</u>, <u>Z-2</u>, <u>Z-3</u>, <u>Z-4</u>, <u>Z-5</u>, <u>Z-6</u> or <u>Z-7</u> (each, a "<u>Performance Certification</u>"), as applicable, on which the Certifying Person, the entity for which the Certifying Person acts as an officer (if the Certifying Person is an individual), and such entity's officers, directors and Affiliates (collectively with the Certifying Person, "<u>Certification Parties</u>") can reasonably rely.   In addition, in the event that any Companion Loan (other than a Non-Serviced Companion Loan) is deposited into or the Trust Subordinate Companion Loan is removed from this trust and deposited into a commercial mortgage securitization (an "<u>Other Securitization</u>") and the Reporting Servicer is provided with timely and complete contact information for the parties to the other securitizations, each Reporting Servicer, upon not less than thirty (30) days prior written request, shall provide to the Person who signs the Sarbanes-Oxley Certification with respect to such Other Securitization a certification in form and substance similar to applicable Performance Certification (which shall address the matters contained in the applicable Performance Certification, but solely with respect to the related Companion Loan) on which Person, the entity for which the Person acts as an officer (if the Person is an individual), and such entity's officers, directors and Affiliates can reasonably rely.   With respect to any Non-Serviced Companion Loan, the Certificate Administrator will use its reasonable efforts to procure a Sarbanes-Oxley Certification from the applicable Non-Serviced Master Servicer, Non-Serviced Special Servicer and Non-Serviced Trustee in form and substance similar to a Performance Certification.   The senior officer in charge of securitization for the Depositor shall serve as the Certifying Person on behalf of the Trust.   In addition, each Reporting Servicer shall execute a reasonable reliance certificate (which

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may be included as part of such other certifications being delivered by such Reporting Servicer) to enable the Certification Parties to rely upon each (i) annual compliance statement provided pursuant to Section 11.09, if applicable, (ii) annual report on assessment of compliance with servicing criteria provided pursuant to Section 11.10 and (iii) accountant's report provided pursuant to Section 11.11, and shall include a certification that each such annual compliance statement or report discloses any deficiencies or defaults described to the registered public accountants of such Reporting Servicer to enable such accountants to render the certificates provided for in Section 11.11. In the event any Reporting Servicer is terminated or resigns pursuant to the terms of this Agreement, or any applicable sub-servicing agreement or primary servicing agreement, as the case may be, such Reporting Servicer shall provide a certification to the Certifying Person pursuant to this Section 11.06 with respect to the period of time it was subject to this Agreement or the applicable sub-servicing or primary servicing agreement, as the case may be. Each such Performance Certification shall be provided in EDGAR-Compatible Format, or in such other format agreed upon by the Depositor, the Certificate Administrator and such providing parties. Notwithstanding the foregoing, nothing in this Section 11.06 shall require any Reporting Servicer (i) to certify or verify the accurateness or completeness of any information provided to such Reporting Servicer by third parties (including a Significant Obligor, but other than an Additional Servicer or a Sub-Servicer appointed pursuant to Section 3.20), (ii) to certify information other than to such Reporting Servicer's knowledge and in accordance with such Reporting Servicer's responsibilities hereunder or (iii) with respect to completeness of information and reports, to certify anything other than that all fields of information called for in written reports prepared by such Reporting Servicer have been completed except as they have been left blank on their face.

Notwithstanding anything to the contrary contained in this Section 11.06, with respect to each year in which the Trust is not subject to the reporting requirements of the Exchange Act, none of the parties required to deliver any certification under this Section 11.06 shall be obligated to do so.

Section 11.07 Form 8-K Filings. Within four (4) Business Days after the occurrence of an event requiring disclosure on Form 8-K (each such event, a "Reportable Event"), and if requested by the Depositor and to the extent it receives the Form 8-K Disclosure Information described below, the Certificate Administrator shall prepare and file on behalf of the Trust any Form 8-K, as required by the Exchange Act, provided that the Depositor shall file the initial Form 8-K in connection with the issuance of the Certificates. Any disclosure or information related to a Reportable Event or that is otherwise required to be included on Form 8-K ("Form 8-K Disclosure Information") shall, pursuant to the following paragraph be reported by the parties set forth on Exhibit DD to the Depositor and the Certificate Administrator and approved by the Depositor, and the Certificate Administrator will have no duty or liability for any failure hereunder to determine or prepare any Form 8-K Disclosure Information or any Form 8-K, absent such reporting, direction and approval.

As set forth on Exhibit DD hereto, for so long as the Trust is subject to the Exchange Act reporting requirements, no later than close of business, New York City time, on the 2nd Business Day after the occurrence of a Reportable Event (i) the parties set forth on Exhibit DD hereto shall be required to provide to the Depositor and the Certificate Administrator, to the extent a Regulation AB Servicing Officer or Responsible Officer, as the case may be, has actual knowledge, in EDGAR-Compatible Format or in such other format agreed upon by the Depositor, the Certificate Administrator and such providing parties any Form 8-K Disclosure Information, if applicable, (ii) the parties listed on Exhibit DD hereto shall include with such Form 8-K Disclosure Information, an Additional Disclosure Notification in the form attached hereto as Exhibit EE and (iii) the Depositor will approve, as to form and substance, or disapprove, as the case may be, the inclusion of the Form 8-K Disclosure Information on Form 8-K. Neither the Trustee nor the Certificate Administrator has any duty under this Agreement to monitor or enforce the performance by the parties listed on Exhibit DD of their duties under this paragraph or proactively solicit or procure from such parties any Form 8-K Disclosure Information. The Depositor will be responsible for any reasonable expenses incurred by the Trustee and the Certificate Administrator in connection with including any Form 8-K Disclosure Information on Form 8-K pursuant to this paragraph. Information delivered to the Certificate Administrator hereunder should be delivered by email to [EMAIL ADDRESS] or by facsimile to 410-715-2380, Attn: CTS SEC Notifications.

After preparing the Form 8-K, the Certificate Administrator shall forward electronically a copy of the Form 8-K to the Depositor for review no later than noon, New York City time, on the 3rd Business Day after the Reportable Event, but in no event earlier than 24 hours after having received the Form 8-K Disclosure Information pursuant to the immediately preceding paragraph. Promptly, but no later than the close of business on the 3rd Business Day after the Reportable Event, the Depositor shall notify the Certificate Administrator in writing (which may be furnished electronically) of any changes to or approval of such Form 8-K. No later than noon, New York City time, on the 4th Business Day after the Reportable Event, a duly authorized officer of the Depositor shall sign the Form 8-K and return an electronic or fax copy of such signed Form 8-K (with an original executed hard copy to follow by overnight mail) to the Certificate Administrator. If a Form 8-K cannot be filed on time or if a previously filed Form 8-K needs to be amended, the Certificate Administrator will follow the procedures set forth in Section 11.03(b). Promptly after filing with the Commission, the Certificate Administrator will, make available on its Internet website a final executed copy of each Form 8-K filed by the Certificate Administrator. The signing party at the Depositor can be contacted at [NOTICE ADDRESS]. The parties to this Agreement acknowledge that the performance by the Certificate Administrator of its duties under this Section 11.07 related to the timely preparation and filing of Form 8-K is contingent upon such parties observing all applicable deadlines in the performance of their duties under this Section 11.07. Neither the Trustee nor the Certificate Administrator shall have any liability for any loss, expense, damage, claim arising out of or with respect to any failure to properly prepare, arrange for execution and/or timely file such Form 8-K, where such failure results from the Certificate Administrator's inability or failure to receive, on a timely basis, any information from the parties to this Agreement needed to prepare, arrange for execution or file such Form 8-K, not resulting from its own negligence, bad faith or willful misconduct.

The Master Servicer, the Special Servicer, the Certificate Administrator and the Trustee shall promptly notify (and the Master Servicer and the Special Servicer, as applicable, shall (i) with respect to each Initial Sub-Servicer that is an Additional Servicer engaged by such Master Servicer or Special Servicer, as applicable, use commercially reasonable efforts to cause such Additional Servicer to promptly notify and (ii) with respect to each other Additional Servicer with which it has entered into a servicing relationship with respect to the Mortgage

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Loans (and the Trust Subordinate Companion Loan, if applicable) (other than a party to this Agreement) cause such Additional Servicer to promptly notify) the Depositor and the Certificate Administrator, but in no event later than noon, New York City time, on the 2nd Business Day after its occurrence, of any Reportable Event applicable to such party to the extent a Regulation AB Servicing Officer or Responsible Officer, as the case may be, has actual knowledge, in EDGAR-Compatible Format.

Notwithstanding anything to the contrary in this Section 11.07, with respect to each year in which the Trust is not subject to the reporting requirements of the Exchange Act, none of the parties hereto are required to deliver Form 8-K Disclosure Information.

Section 11.08 Form 15 Filing. On or prior to January 30th of the first year in which the Depositor shall provide notice to the Certificate Administrator of its ability under applicable law to suspend its Exchange Act filings, the Certificate Administrator shall prepare and file a notification relating to the automatic suspension of reporting in respect of the Trust under the Exchange Act (the "Form 15 Suspension Notification") or any form necessary to be filed with the Commission to suspend such reporting obligations. With respect to any reporting period occurring after the filing of such form, the obligations of the parties to this Agreement under Section 11.04, Section 11.05 and Section 11.07 shall be suspended and reports or certifications due under Section 11.09, 11.10 and 11.11 shall not be due until April 15th of each year. The Certificate Administrator shall provide prompt notice to the Mortgage Loan Sellers and all other parties hereto that such form has been filed. If, after the filing of a Form 15 Suspension Notification, the Depositor shall provide notice to the Certificate Administrator that it is required to resume its Exchange Act filings, the Certificate Administrator shall recommence preparing and filing reports on Forms 10-K, 10-D and 8-K as required pursuant to Section 11.04, Section 11.05 and Section 11.07, and all parties' obligations under this Article XI shall recommence.

Section 11.09 Annual Compliance Statements. The Master Servicer, the Special Servicer (regardless of whether the Special Servicer has commenced special servicing of a Mortgage Loan), the Custodian, the Trustee and the Certificate Administrator (each, a "Certifying Servicer") shall (and each such party shall (i) with respect to each Additional Servicer engaged by the Certifying Servicer that is an Initial Sub-Servicer, cause (or in the case of a sub-servicer that a Mortgage Loan Seller requires the Master Servicer to retain, to use commercially reasonable efforts to cause) such Additional Servicer to deliver to and (ii) with respect to each other Additional Servicer with which it has entered into a servicing relationship with respect to the Mortgage Loans (and the Trust Subordinate Companion Loan, if applicable), cause such Additional Servicer to deliver to), on or before March 15th of each year, commencing in March 20[__], deliver to the Trustee, the Certificate Administrator (which copy shall be deemed furnished by the Certificate Administrator when made available on its Internet website), the Depositor, the Operating Advisor (only with respect to the Special Servicer) and the 17g-5 Information Provider (who shall post to the 17g-5 Information Provider's Website), an Officer's Certificate, in the form attached hereto as Exhibit HH (or such other form, similar in substance, as may be reasonably acceptable to the Depositor) stating, as to the signer thereof, that (A) a review of such Certifying Servicer's activities during the preceding calendar year or portion thereof and of such Certifying Servicer's performance under this Agreement, or the applicable sub-servicing agreement or primary servicing agreement in the case of an Additional Servicer, has been made under such officer's supervision and (B) to the best of such officer's knowledge, based on such review, such Certifying Servicer has fulfilled all its obligations under this Agreement, or the applicable sub-servicing agreement or primary servicing agreement in the case of an Additional Servicer, in all material respects throughout such year or portion thereof, or, if there has been a failure to fulfill any such obligation in any material respect, specifying each such failure known to such officer and the nature and status thereof. Such Officer's Certificate shall be provided in EDGAR-Compatible Format, or in such other format agreed upon by the Depositor, the Certificate Administrator and such providing parties. Each Certifying Servicer shall (i) with respect to each Additional Servicer engaged by such Certifying Servicer that is an Initial Sub-Servicer, cause (or, in the case of a sub-servicer that a Mortgage Loan Seller requires the Master Servicer to retain, to use commercially reasonable efforts to cause) such Additional Servicer, and (ii) with respect to each other Additional Servicer with which it has entered into a servicing relationship with respect to the Mortgage Loans (and the Trust Subordinate Companion Loan, if applicable), cause such Additional Servicer to forward a copy of each such statement (or, in the case of the Certificate Administrator, make a copy of each such statement available on its Internet website) to the Directing Certificateholder and the 17g-5 Information Provider. With respect to any Non-Serviced Companion Loan, the Certificate Administrator will use its reasonable efforts to procure such Officer's Certificate from the applicable Non-Serviced Master Servicer, Non-Serviced Special Servicer and Non-Serviced Trustee in form and substance similar to the form attached hereto as <u>Exhibit HH</u>. Promptly after receipt of each such Officer's Certificate, the Depositor may review each such Officer's Certificate and, if applicable, consult with the Certifying Servicer as to the nature of any failures by the Certifying Servicer or any related Additional Servicer with which the Certifying Servicer has entered into a servicing relationship with respect to the Mortgage Loans (and the Trust Subordinate Companion Loan, if applicable) in the fulfillment of any of the Certifying Servicer's or Additional Servicer's obligations hereunder or under the applicable sub-servicing or primary servicing agreement. The obligations of the Certifying Servicer and each Additional Servicer under this <u>Section 11.09</u> apply to the Certifying Servicer and each Additional Servicer that serviced a Mortgage Loan or Trust Subordinate Companion Loan during the applicable period, whether or not such Certifying Servicer or Additional Servicer is acting as the Master Servicer, the Special Servicer, the Trustee, the Certificate Administrator or Additional Servicer at the time such Officer's Certificate is required to be delivered. None of the Master Servicer, Special Servicer or Additional Servicer shall be required to cause the delivery of any such statement until April 15 in any given year so long as it has received written confirmation from the Depositor that a report on Form 10-K is not required to be filed in respect of the Trust for the preceding calendar year.

In the event the Master Servicer, the Special Servicer, the Trustee or the Certificate Administrator is terminated or resigns pursuant to the terms of this Agreement, such party shall provide, and each of the Master Servicer and the Special Servicer shall (i) with respect to an Initial Sub-Servicer engaged by such party that is an Additional Servicer that resigns or is terminated under any applicable servicing agreement, use its reasonable efforts to cause such Additional Servicer to provide and (ii) with respect to any other Additional Servicer engaged by such party that resigns or is terminated under any applicable servicing agreement, cause such Additional Servicer to provide, an annual statement of compliance pursuant to this <u>Section 11.09</u> with respect to the period of time that the Master Servicer, the Special Servicer, the Trustee or the Certificate Administrator was subject to this Agreement or the period of time that such Additional Servicer was subject to such other servicing agreement.

Section 11.10 <u>Annual Reports on Assessment of Compliance with Servicing Criteria</u>. (a) On or before March 15th of each year, commencing in March 20[__], the Master Servicer, the Special Servicer (regardless of whether the Special Servicer has commenced special servicing of the Mortgage Loans or the Trust Subordinate Companion Loan), the Trustee, the Custodian, the Operating Advisor and the Certificate Administrator, each at its own expense, shall furnish (and each such party shall (i) with respect to each Initial Sub-Servicer engaged by such Master Servicer, Special Servicer, Trustee, Operating Advisor, Custodian[,Asset Representations Reviewer] or Certificate Administrator that is a Servicing Function Participant, use commercially reasonable efforts to cause such Servicing Function Participant to furnish and (ii) with respect to each other Servicing Function Participant with which it has entered into a servicing relationship with respect to the Mortgage Loans (and the Trust Subordinate Companion Loan, if applicable), cause such Servicing Function Participant to furnish) to the Trustee, the Certificate Administrator, the Depositor (which copy shall be deemed furnished by the Certificate Administrator when made available on its Internet website) (and, with respect to the Special Servicer, also to the Operating Advisor), and the 17g-5 Information Provider, a report substantially in the form of <u>Exhibit II</u> or such other form provided by such Reporting Servicer that complies in all material respects with the requirements of Item 1122 of Regulation AB, on an assessment of compliance with the Servicing Criteria applicable to it that contains (A) a statement by such Reporting Servicer of its responsibility for assessing compliance with the Relevant Servicing Criteria, (B) a statement that such Reporting Servicer used the Relevant Servicing Criteria to assess compliance with the Relevant Servicing Criteria, (C) such Reporting Servicer's assessment of compliance with the Relevant Servicing Criteria as of and for the period ending the end of the fiscal year covered by the Form 10-K required to be filed pursuant to <u>Section 11.05</u>, including, if there has been any material instance of noncompliance with the Relevant Servicing Criteria, a discussion of each such failure and the nature and status thereof, and (D) a statement that a registered public accounting firm has issued an attestation report on such Reporting Servicer's assessment of compliance with the Relevant Servicing Criteria as of and for such period. With respect to any Non-Serviced Companion Loan, the Certificate Administrator will use its reasonable efforts to procure such report from the applicable Non-Serviced Master Servicer, Non-Serviced Special Servicer and Non-Serviced Trustee in form and substance similar to the form attached hereto as <u>Exhibit II</u>. Such report shall be provided in EDGAR-Compatible Format, or in such other format agreed upon by the Depositor, the Certificate Administrator and the Reporting Servicer.

Each such report shall be addressed to the Depositor and signed by an authorized officer of the applicable company, and shall address the Relevant Servicing Criteria specified on a certification substantially in the form of <u>Exhibit AA</u> hereto delivered to the Depositor on the Closing Date. Promptly after receipt of each such report, (i) the Depositor may review each such report and, if applicable, consult with each Reporting Servicer as to the nature of any material instance of noncompliance with the Relevant Servicing Criteria applicable to it (and each Servicing Function Participant engaged or utilized by each Reporting Servicer, as applicable), and (ii) the Certificate Administrator shall confirm that the assessments taken individually address the Relevant Servicing Criteria for each party as set forth on <u>Exhibit AA</u> and notify the Depositor of any exceptions. None of the Master Servicer, the Special Servicer, the Certificate Administrator, the Trustee or any Servicing Function Participant shall be required to cause the delivery of any such assessments until April 15th in any given year so long as it has received

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written confirmation from the Depositor that a report on Form 10-K is not required to be filed in respect of the Trust for the preceding calendar year.

Notwithstanding the foregoing, at any time that the Certificate Administrator and the Trustee are the same entity, the Certificate Administrator and Trustee may provide a combined assessment of compliance required pursuant to this Section 11.10(a) in respect of their combined Relevant Servicing Criteria as set forth on Exhibit AA hereto.

(b)   The Master Servicer, the Special Servicer, the Trustee, the Operating Advisor, the Asset Representations Reviewer and the Certificate Administrator hereby acknowledge and agree that the Relevant Servicing Criteria set forth on Exhibit AA is appropriately set forth with respect to such party and any Servicing Function Participant with which the Master Servicer, Special Servicer, Trustee, Operating Advisor, the Asset Representations Reviewer or Certificate Administrator has entered into a servicing relationship.

(c)   No later than ten (10) Business Days after the end of each fiscal year for the Trust, the Master Servicer and the Special Servicer shall notify the Certificate Administrator, the Depositor and each Mortgage Loan Seller as to the name of each Additional Servicer engaged by it and each Servicing Function Participant utilized by it, in each case other than with respect to any Initial Sub-Servicer, and the Trustee, the Operating Advisor, the Asset Representations Reviewer and the Certificate Administrator shall notify the Depositor and each Mortgage Loan Seller as to the name of each Servicing Function Participant utilized by it, in each case by providing an updated Exhibit GG, and each such notice (except to a Mortgage Loan Seller) will specify what specific Servicing Criteria will be addressed in the report on assessment of compliance prepared by such Servicing Function Participant. When the Master Servicer, the Special Servicer, the Trustee, the Certificate Administrator, the Asset Representations Reviewer and the Operating Advisor submit their assessments pursuant to Section 11.10(a), the Master Servicer, the Special Servicer, the Trustee, the Certificate Administrator, the Asset Representations Reviewer and the Operating Advisor, as applicable, will also at such time include the assessment (and related attestation pursuant to Section 11.11) of each Servicing Function Participant engaged by it.

In the event the Master Servicer, the Special Servicer, the Trustee, the Operating Advisor, the Custodian, the Asset Representations Reviewer or the Certificate Administrator is terminated or resigns pursuant to the terms of this Agreement, such party shall provide, and each such party shall cause any Servicing Function Participant engaged by it to provide (and each of the Master Servicer and the Special Servicer shall (i) with respect to an Initial Sub-Servicer engaged by such Master Servicer or Special Servicer that is an Additional Servicer that resigns or is terminated under any applicable servicing agreement, use its reasonable efforts to cause such Additional Servicer and (ii) with respect to any other Additional Servicer that resigns or is terminated under any applicable servicing agreement, cause such Additional Servicer to provide) an annual assessment of compliance pursuant to this Section 11.10, coupled with an attestation as required in Section 11.11 with respect to the period of time that the Master Servicer, the Special Servicer, the Trustee, the Operating Advisor, the Custodian, the Asset Representations Reviewer or the Certificate Administrator was subject to this Agreement or the period of time that the Additional Servicer was subject to such other servicing agreement.

(d)   The Operating Advisor may at any time request from the Certificate Administrator confirmation of whether a Control Termination Event or Consultation Termination Event occurred during the previous calendar year, and upon such request the Certificate Administrator shall deliver such confirmation to the Operating Advisor within fifteen (15) days of such request.

Section 11.11 <u>Annual Independent Public Accountants' Attestation Report</u>. On or before March 15th of each year, commencing in March 20[__], the Master Servicer, the Special Servicer, the Trustee, the Custodian, the Operating Advisor and the Certificate Administrator, each at its own expense, shall cause (and each such party shall (i) with respect to each Initial Sub-Servicer engaged by such Master Servicer, Special Servicer, Trustee, Operating Advisor[, Asset Representations Reviewer] or Certificate Administrator that is a Servicing Function Participant use commercially reasonable efforts to cause such Servicing Function Participant to cause and (ii) with respect to each other Servicing Function Participant with which it has entered into a servicing relationship with respect to the Mortgage Loans (and the Trust Subordinate Companion Loan, if applicable), cause such Servicing Function Participant to cause) a registered public accounting firm (which may also render other services to the Master Servicer, the Special Servicer, the Trustee, the Certificate Administrator, the Custodian, the Operating Advisor, the Asset Representations Reviewer or the applicable Servicing Function Participant, as the case may be) and that is a member of the American Institute of Certified Public Accountants to furnish a report to the Trustee (who will promptly post such report on the Certificate Administrator's Website pursuant to <u>Section 3.13(b)</u>), the Certificate Administrator and the Depositor, the 17g-5 Information Provider and, prior to the occurrence of a Consultation Termination Event, the Directing Certificateholder, and, promptly, but not earlier than the second Business Day following the delivery of such report to the 17g-5 Information Provider, to the Rating Agencies, to the effect that (i) it has obtained a representation regarding certain matters from the management of such Reporting Servicer, which includes an assertion that such Reporting Servicer has complied with the Relevant Servicing Criteria applicable to it and (ii) on the basis of an examination conducted by such firm in accordance with standards for attestation engagements issued or adopted by the PCAOB, it is issuing an opinion as to whether such Reporting Servicer's assessment of compliance with the Relevant Servicing Criteria applicable to it was fairly stated in all material respects. In the event that an overall opinion cannot be expressed, such registered public accounting firm shall state in such report why it was unable to express such an opinion. Each such related accountant's attestation report shall be made in accordance with Rules 1-02(a)(3) and 2-02(g) of Regulation S-X under the Securities Act and the Exchange Act. Such report must be available for general use and not contain restricted use language. With respect to any Non-Serviced Companion Loan, the Certificate Administrator will use its reasonable efforts to procure such report from the applicable Non-Serviced Master Servicer, Non-Serviced Special Servicer and Non-Serviced Trustee. Copies of such statement will be provided by the Certificate Administrator in accordance with <u>Section 3.13(b)</u>. Such report shall be provided in EDGAR-Compatible Format, or in such other format agreed upon by the Depositor, the Certificate Administrator and the providing parties.

Promptly after receipt of such report from the Master Servicer, the Special Servicer, the Trustee, the Certificate Administrator, the Operating Advisor, the Custodian[, Asset Representations Reviewer] or any Servicing Function Participant, (i) the Depositor may review the report and, if applicable, consult with the Master Servicer, the Special Servicer, the Trustee, the Operating Advisor, the Custodian, the Asset Representations Reviewer or the Certificate Administrator as to the nature of any defaults by the Master Servicer, the Special Servicer, the Trustee, the Operating Advisor, the Custodian, the Certificate Administrator, the Asset Representations Reviewer or any Servicing Function Participant with which it has entered into a servicing relationship with respect to the Mortgage Loans (and the Trust Subordinate Companion Loan, if applicable), as the case may be, in the fulfillment of any of the Master Servicer's, the Special Servicer's, the Trustee's, the Certificate Administrator's, the Operating Advisor's, the Custodian's, the Asset Representations Reviewer's or the applicable Servicing Function Participants' obligations hereunder or under the applicable sub servicing or primary servicing agreement, and (ii) the Certificate Administrator shall confirm that each accountants' attestation report submitted pursuant to this Section 11.11 relates to an assessment of compliance meeting the requirements of Section 11.10 and notify the Depositor of any exceptions. None of the Master Servicer, the Special Servicer, the Trustee, the Certificate Administrator, the Operating Advisor, the Custodian nor any Additional Servicer shall be required to deliver, or shall be required to cause the delivery of such reports until April 15th in any given year so long as it has received written confirmation from the Depositor that a Form 10-K is not required to be filed with respect to the Trust for the preceding fiscal year.

Section 11.12 Indemnification. Each of the Master Servicer, the Special Servicer, the Trustee, the Certificate Administrator, the Custodian, the Asset Representations Reviewer and the Operating Advisor shall indemnify and hold harmless each Certification Party from and against any claims, losses, damages, penalties, fines, forfeitures, legal fees and expenses and related costs, judgments and other costs and expenses incurred by such Certification Party arising out of (i) an actual breach by the Master Servicer, the Special Servicer, the Trustee, the Operating Advisor, the Custodian, the Asset Representations Reviewer or the Certificate Administrator, as the case may be, of its obligations under this Article XI, (ii) negligence, bad faith or willful misconduct on the part of the Master Servicer, the Special Servicer, the Trustee, the Operating Advisor, the Custodian, the Asset Representations Reviewer or the Certificate Administrator in the performance of such obligations, or (iii) delivery of any Deficient Exchange Act Deliverable.

The Master Servicer, the Special Servicer, the Trustee, the Operating Advisor, the Asset Representations Reviewer and the Certificate Administrator shall (i) with respect to any Initial Sub-Servicer engaged by the Master Servicer, Special Servicer, Trustee, the Asset Representations Reviewer or Certificate Administrator that is a Servicing Function Participant or Additional Servicer, use commercially reasonable efforts to cause such party to, and (ii) with respect to each other Additional Servicer and each Servicing Function Participant with which, in each case, it has entered into a servicing relationship with respect to the Mortgage Loans (and the Trust Subordinate Companion Loan, if applicable), cause such party to, in each case, indemnify and hold harmless each Certification Party from and against any and all claims, losses, damages, penalties, fines, forfeitures, legal fees and expenses and related costs, judgments and any other costs, fees and expenses incurred by such Certification Party arising out of (a) a breach of its obligations to provide any of the annual compliance statements or annual assessment of compliance with the servicing criteria or attestation reports pursuant to the applicable sub-servicing or primary servicing agreement, (b) negligence, bad faith or willful misconduct on its part in the performance of such obligations, (c) any failure by it, as a Servicer (as defined in

Section 11.02(b)) to identify a Servicing Function Participant pursuant to Section 11.02(c), or (d) delivery of any Deficient Exchange Act Deliverable.

In addition, each of the Master Servicer, the Special Servicer, the Operating Advisor, the Custodian, the Certificate Administrator, the Asset Representations Reviewer and the Trustee shall cooperate (and require each Servicing Function Participant and Additional Servicer retained by it to cooperate under the applicable Sub-Servicing Agreement) with the Depositor as necessary for the Depositor to conduct any reasonable due diligence necessary to evaluate and assess any material instances of non-compliance disclosed in any of the deliverables required by the applicable reporting requirements under the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder ("Reporting Requirements").

In connection with comments provided to the Depositor from the Commission or its staff regarding information (x) delivered by the Master Servicer, the Special Servicer, the Operating Advisor, the Custodian, the Certificate Administrator, the Trustee, a Servicing Function Participant, the Asset Representations Reviewer or an Additional Servicer, as applicable ("Affected Reporting Party"), (y) regarding such Affected Reporting Party, and (z) prepared by such Affected Reporting Party or any registered public accounting firm, attorney or other agent retained by such Affected Reporting Party to prepare such information, which information is contained in a report filed by the Depositor under the Reporting Requirements and which comments are received subsequent to the Depositor's filing of such report, the Depositor shall promptly provide to such Affected Reporting Party any such comments which relate to such Affected Reporting Party. Such Affected Reporting Party shall be responsible for timely preparing a written response to the Commission or its staff for inclusion in the Depositor's response to the Commission or its staff, unless such Affected Reporting Party elects, with the consent of the Depositor (which consent shall not be unreasonably denied, withheld or delayed), to directly communicate with the Commission or its staff and negotiate a response and/or resolution with the Commission or its staff; provided, however, if an Affected Reporting Party is a Servicing Function Participant or Additional Servicer retained by the Master Servicer, the Master Servicer shall receive copies of all material communications pursuant to this Section 11.12. If such election is made, the applicable Affected Reporting Party shall be responsible for directly negotiating such response and/or resolution with the Commission or its staff in a timely manner; provided, that (i) such Affected Reporting Party shall use reasonable efforts to keep the Depositor informed of its progress with the Commission or its staff and copy the Depositor on all correspondence with the Commission or its staff and provide the Depositor with the opportunity to participate (at the Depositor's expense) in any telephone conferences and meetings with the Commission or its staff and (ii) the Depositor shall cooperate with any Affected Reporting Party in order to authorize such Affected Reporting Party and its representatives to respond to and negotiate directly with the Commission or its staff with respect to any comments from the Commission or its staff relating to such Affected Reporting Party and to notify the Commission or its staff of such authorization. The Depositor and the Affected Reporting Party shall cooperate and coordinate with one another with respect to any requests made to the Commission or its staff for extension of time for submitting a response or compliance. All respective reasonable out-of-pocket costs and expenses incurred by the Depositor (including reasonable legal fees and expenses of outside counsel to the Depositor) in connection with the foregoing (other than those costs and expenses required to be at the Depositor's expense as set forth above) and any amendments to any reports filed with the Commission or its staff related thereto shall be promptly paid by the applicable Affected Reporting Party upon receipt of an itemized invoice from the Depositor. Each of the Master Servicer, the Special Servicer, the Operating Advisor, the Custodian, the Certificate Administrator, the Asset Representations Reviewer and the Trustee shall (i) with respect to any Initial Sub-Servicer engaged by it that is a Servicing Function Participant or Additional Servicer, use commercially reasonable efforts to cause such party to, and (ii) with respect to each other Additional Servicer and each Servicing Function Participant with which, in each case, it has entered into a servicing relationship with respect to the Mortgage Loans (and the Trust Subordinate Companion Loan, if applicable), cause such party to, comply with the foregoing by inclusion of similar provisions in the related sub-servicing or similar agreement.

If the indemnification provided for herein is unavailable or insufficient to hold harmless any Certification Party, then the Master Servicer, the Special Servicer, the Trustee, the Certificate Administrator, the Custodian, the Asset Representations Reviewer or the Operating Advisor (the "Performing Party") shall contribute to the amount paid or payable to the Certification Party as a result of the losses, claims, damages or liabilities of the Certification Party in such proportion as is appropriate to reflect the relative fault of the Certification Party on the one hand and the Performing Party on the other in connection with a breach of the Performing Party's obligations pursuant to Sections 11.06, 11.09 (if applicable), 11.10, 11.11 (or breach of its obligations under the applicable sub-servicing or primary servicing agreement to provide any of the annual compliance statements or annual servicing criteria compliance reports or attestation reports) or the Performing Party's negligence, bad faith or willful misconduct in connection therewith. The Master Servicer, the Special Servicer, the Trustee, the Operating Advisor, the Asset Representations Reviewer and the Certificate Administrator shall (i) with respect to any Initial Sub-Servicer engaged by the Master Servicer, Special Servicer, Trustee, the Asset Representations Reviewer or Certificate Administrator that is a Servicing Function Participant or Additional Servicer, use commercially reasonable efforts to cause such party to, and (ii) with respect to each other Additional Servicer or Servicing Function Participant, in each case, with which it has entered into a servicing relationship with respect to the Mortgage Loans (and the Trust Subordinate Companion Loan, if applicable) cause such party, in each case, to agree to the foregoing indemnification and contribution obligations. This Section 11.12 shall survive the termination of this Agreement or the earlier resignation or removal of the Master Servicer, the Special Servicer, the Trustee, the Operating Advisor, the Custodian, the Asset Representations Reviewer or the Certificate Administrator.

Section 11.13 Amendments. This Article XI may be amended with the written consent of the parties hereto pursuant to Section 13.01 for purposes of complying with Regulation AB and/or to conform to standards developed within the commercial mortgage-backed securities market and the Sarbanes-Oxley Act without any Opinions of Counsel, Officer's Certificates, Rating Agency Confirmation with respect to the Certificates or, with respect to any Serviced Companion Loan Securities, a confirmation of the rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates pursuant to Section 3.25), or the consent of any Certificateholder, notwithstanding anything to the contrary contained in this Agreement; provided that the reports and certificates required to be prepared pursuant to Sections 3.13, 11.09, 11.10 and 11.11 shall not be eliminated without Rating Agency Confirmation with respect to the Certificates or, with respect to any Serviced Companion Loan Securities, without a confirmation of the rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates pursuant to Section 3.25).

Section 11.14 <u>Regulation AB Notices</u>. Any notice, report or certificate required to be delivered by any of the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Custodian or the Trustee, as the case may be, to the Depositor pursuant to this Article XI may be delivered via email (and additionally delivered via phone or telecopy), notwithstanding the provisions of Section 13.05, to [REG AB NOTICE ADDRESS].

Section 11.15 <u>Certain Matters Relating to the Future Securitization of the Serviced Pari Passu Companion Loans.</u> (a) Each of the Trustee, the Certificate Administrator, the Master Servicer and the Special Servicer shall, and the Master Servicer and the Special Servicer shall use commercially reasonable efforts to cause any sub-servicer appointed with respect to any Serviced Pari Passu Companion Loan to, upon written request or notice from a Mortgage Loan Seller (or a permitted transferee of such Mortgage Loan Seller pursuant to the related Intercreditor Agreement), reasonably cooperate with the Mortgage Loan Seller (or such permitted transferee) selling any Serviced Pari Passu Companion Loan into a securitization that is required to comply with Regulation AB (a "<u>Regulation AB Companion Loan Securitization</u>") and, to the extent needed in order to comply with Regulation AB, provide to the Mortgage Loan Seller (or such permitted transferee) information about itself that such Mortgage Loan Seller reasonably requires to meet the requirements of Items 1117 and 1119 and paragraphs (b), (c)(3), (c)(4) and (c)(5) of Item 1108 of Regulation AB and shall reasonably cooperate with such Mortgage Loan Seller to provide such other information as may be reasonably necessary to comply with the requirements of Regulation AB. Each of the Trustee, the Certificate Administrator, the Master Servicer and the Special Servicer understands that such information may be included in the offering material related to a Regulation AB Companion Loan Securitization and agrees to negotiate in good faith an agreement (subject to the final sentence of this sub-section) to indemnify and hold the related depositor and underwriters involved in the offering of the related Certificates harmless for any costs, liabilities, fees and expenses incurred by the depositor or such underwriters as a result of any material misstatements or omissions or alleged material misstatements or omissions in any such offering material to the extent that such material misstatement or omission was made in reliance upon any such information provided by the Trustee (where such information pertains to the Trustee individually and not to any specific aspect of the Trustee's duties or obligations under this Agreement), the Certificate Administrator (where such information pertains to the Certificate Administrator individually and not to any specific aspect of the Certificate Administrator's duties or obligations under this Agreement), the Master Servicer (where such information pertains to the Master Servicer individually and not to any specific aspect of the Master Servicer's duties or obligations under this Agreement) and the Special Servicer (where such information pertains to the Special Servicer individually and not to any specific aspect of the Special Servicer's duties or obligations under this Agreement), as applicable, to such depositor, underwriters or Mortgage Loan Seller (or permitted transferee) as required by this clause (a). Notwithstanding the foregoing, to the extent that the information

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provided by the Trustee, the Certificate Administrator the Master Servicer or the Special Servicer, as applicable, for inclusion in the offering materials related to such Regulation AB Companion Loan Securitization is substantially and materially similar to the information provided by such party with respect to the offering materials related to this transaction, subject to any required changes due to any amendments to Regulation AB or any changes in the interpretation of Regulation AB, such party shall be deemed to be in compliance with this Section 11.15(a). Any indemnification agreement executed by the Trustee, the Certificate Administrator the Master Servicer or Special Servicer in connection with the Regulation AB Companion Loan Securitization shall be substantially similar to the related indemnification agreement executed in connection with this Agreement. It shall be a condition precedent to any party's obligations otherwise set forth above that the applicable Mortgage Loan Seller (or permitted transferee) shall have (a) provided reasonable advance notice (and, in any event, not less than 10 Business Days) of the exercise of its rights hereunder and (b) paid, or entered into reasonable agreement to cause to be paid, the reasonable out-of-pocket expenses (including reasonable fees and expenses of counsel) incurred by such party in reviewing and/or causing the delivery of any disclosure, opinion of counsel or indemnification agreement.

(b)   Each of the Trustee, the Certificate Administrator, the Master Servicer and the Special Servicer shall, and the Master Servicer and the Special Servicer shall use commercially reasonable efforts to cause any Servicing Function Participant appointed with respect to a Serviced Securitized Companion Loan to, upon request or notice from such parties (which request or notice may be given once at the closing of such Regulation AB Companion Loan Securitization instead of each time a filing is required), cooperate with the depositor, trustee, certificate administrator, master servicer or special servicer for any Regulation AB Companion Loan Securitization in preparing each Form 10-D and Form 10-K required to be filed by such Regulation AB Companion Loan Securitization (until January 30 of the first year in which the trustee or other applicable party for such Regulation AB Companion Loan Securitization files a Form 15 Suspension Notification with respect to the related trust) and shall provide to such depositor, trustee, certificate administrator or master servicer within the time period set forth in the Other Pooling and Servicing Agreement (so long as such time period is no earlier than the time periods set forth herein) for such Regulation AB Companion Loan Securitization such information relating to a Serviced Securitized Companion Loan as may be reasonably necessary for the depositor, trustee, certificate administrator and master servicer of the Regulation AB Companion Loan Securitization to comply with the reporting requirements of Regulation AB and the Exchange Act; provided, however, that any parties to any Regulation AB Companion Loan Securitization shall consult with the Trustee, the Certificate Administrator, the Master Servicer and the Special Servicer (and Master Servicer shall consult with any sub-servicer appointed with respect to the related Serviced Whole Loan), and the Trustee, the Certificate Administrator, such Master Servicer and the Special Servicer shall cooperate with such parties in respect of establishing the time periods for preparation of the Form 10-D reports in the documentation for such Regulation AB Companion Loan Securitization. Notwithstanding the foregoing, to the extent the Trustee, the Certificate Administrator, the Master Servicer or the Special Servicer, as the case may be, complies in all material respects with the timing, reporting and attestation requirements imposed on such party in Article XI of this Agreement (other than this Section 11.15) with respect to the comparable timing, reporting and attestation requirements contemplated in this Section 11.15(b) with respect to such Regulation AB Companion Loan

Securitization, such party shall be deemed to be in compliance with the provisions of this Section 11.15(b).

(c)   Each of the Trustee, the Certificate Administrator, the Master Servicer and the Special Servicer shall, and the Master Servicer and the Special Servicer shall use commercially reasonable efforts to cause any Servicing Function Participant appointed with respect to a Serviced Securitized Companion Loan to, upon request or notice from such trustee or certificate administrator (which request or notice may be given once at the closing of such Regulation AB Companion Loan Securitization instead of each time a filing is required), provide the trustee or certificate administrator, as applicable, under a Regulation AB Companion Loan Securitization (until January 30 of the first year in which the trustee or certificate administrator, as applicable, for such Regulation AB Companion Loan Securitization files a Form 15 Suspension Notification with respect to the related trust) information with respect to any event that is required to be disclosed under Form 8-K with respect to a Serviced Securitized Companion Loan within two Business Days after the occurrence of such event of which it has knowledge.   Notwithstanding the foregoing, to the extent the Trustee, the Certificate Administrator, the Master Servicer or the Special Servicer, as the case may be, complies in all material respects with the timing, reporting and attestation requirements imposed on such party in Article XI of this Agreement (other than this Section 11.15) with respect to the comparable timing, reporting and attestation requirements contemplated in this Section 11.15(c) with respect to such Regulation AB Companion Loan Securitization, such party shall be deemed to be in compliance with the provisions of this Section 11.15(c).

(d)   On or before March 15 of each year (or March 14 if a leap year) during which a Regulation AB Companion Loan Securitization is required to file an annual report on Form 10-K (and not in respect of any year in which Regulation AB Companion Loan Securitization is not required to file an annual report on Form 10-K because a Form 15 Suspension Notification with respect to the related trust was filed), each of the Trustee, the Master Servicer and the Special Servicer shall, and the Master Servicer and the Special Servicer shall use commercially reasonable efforts to cause any Servicing Function Participant appointed with respect to a Serviced Securitized Companion Loan to, upon request or notice from such trustee or certificate administrator (which request or notice may be given once at the closing of such Regulation AB Companion Loan Securitization instead of each time a filing is required), provide, with respect to itself, to the trustee or certificate administrator, as applicable, under such Regulation AB Companion Loan Securitization, to the extent required pursuant to Item 1122 of Regulation AB, (i) a report on an assessment of compliance with the servicing criteria to the extent required pursuant to Item 1122(a) of Regulation AB, (ii) a registered accounting firm's attestation report on such Person's assessment of compliance with the applicable servicing criteria to the extent required pursuant to Item 1122(b) of Regulation AB and (iii) such other information as may be required pursuant to Item 1122(c) of Regulation AB. Notwithstanding the foregoing, to the extent the Master Servicer or the Special Servicer, as the case may be, complies in all material respects with the timing, reporting and attestation requirements imposed on such party in Article XI of this Agreement (other than this Section 11.15) with respect to the comparable timing, reporting and attestation requirements contemplated in this Section 11.15(d) with respect to such Regulation AB Companion Loan Securitization, such party shall be deemed to be in compliance with the provisions of this Section 11.15(d).

(e)   On or before March 15 of each year during which a Regulation AB Companion Loan Securitization is required to file an annual report on Form 10-K (and not in respect of any year in which Regulation AB Companion Loan Securitization is not required to file an annual report on Form 10-K because a Form 15 Suspension Notification with respect to the related trust was filed), each of the Trustee, the Certificate Administrator, the Master Servicer and the Special Servicer shall, and the Master Servicer and the Special Servicer shall use commercially reasonable efforts to cause any Servicing Function Participant appointed with respect to a Serviced Securitized Companion Loan to, to the extent required pursuant to Item 1123 of Regulation AB, deliver, with respect to itself, to the trustee or certificate administrator under the such Regulation AB Companion Loan Securitization, upon request or notice from such trustee (which request or notice may be given once at the closing of such Regulation AB Companion Loan Securitization instead of each time a filing is required), under such Regulation AB Companion Loan Securitization a servicer compliance statement signed by an authorized officer of such Person that satisfies the requirements of Item 1123 of Regulation AB. Notwithstanding the foregoing, to the extent the Trustee, the Certificate Administrator, the Master Servicer or the Special Servicer, as the case may be, complies in all material respects with the timing, reporting and attestation requirements imposed on such party in Article XI of this Agreement (other than this Section 11.15) with respect to the comparable timing, reporting and attestation requirements contemplated in this Section 11.15(e) with respect to such Regulation AB Companion Loan Securitization, such party shall be deemed to be in compliance with the provisions of this Section 11.15(e).

(f)   Each of the Trustee, the Certificate Administrator, the Master Servicer and the Special Servicer shall use commercially reasonable efforts to cause a Servicing Function Participant to agree (severally but not jointly) to indemnify (such indemnity limited to each such parties respective failure described below) and hold the related Mortgage Loan Seller (or permitted transferee), depositor, sponsor(s), trustee, certificate administrator or master servicer under a Regulation AB Companion Loan Securitization harmless for any costs, liabilities, fees and expenses incurred by such Mortgage Loan Seller, depositor, sponsor(s), trustee, certificate administrator or master servicer as a result of any failure by the Servicing Function Participant to comply with the reporting requirements to the extent applicable set forth under Sections 11.15(b), (c), (d) or (e) above.

Any subservicing agreement related to a Serviced Securitized Companion Loan shall contain a provision requiring the related Sub-Servicer to provide to the Master Servicer or Special Servicer, as applicable, information, reports, statements and certificates with respect to itself and such Serviced Securitized Companion Loan comparable to any information, reports, statements or certificates required to be provided by the Master Servicer or Special Servicer pursuant to this Section 11.15, even if such Sub-Servicer is not otherwise required to provide such information, reports or certificates to any Person in order to comply with Regulation AB. Such information, reports or certificates shall be provided to the Master Servicer or Special Servicer, as applicable, no later than two Business Days prior to the date on which the Master Servicer or Special Servicer, as applicable, is required to deliver its comparable information, reports, statements or certificates pursuant to this Section 11.15.

(g)   With respect to any Mortgaged Property that secures a Serviced Pari Passu Companion Loan that the Other Depositor has notified the Master Servicer in writing is a

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"significant obligor" (within the meaning of Item 1101(k) of Regulation AB) with respect to an Other Securitization that includes such Serviced Pari Passu Companion Loan, the Master Servicer shall, after receipt of updated net operating income information, (x) upon request, deliver or make available the financial statements of such "significant obligor" to the Other Servicer of such Other Securitization and (y) update the columns of the CREFC® Loan Periodic Update File related to such "significant obligor" as described in the first sentence of Section 11.16 and forward such updates to the Other Servicer.

If the Master Servicer does not receive such financial information of any such "significant obligor" (identified to it as such by the Other Depositor in accordance with the preceding paragraph) within five (5) Business Days after the date such financial information is required to be delivered under the related Mortgage Loan documents, the Master Servicer shall notify the Other Depositor with respect to such Other Securitization that includes the related Serviced Pari Passu Companion Loan (and shall cause any related Sub-Servicing Agreement entered into after receipt of written notice from the Other Depositor that such Serviced Pari Passu Companion Loan is a significant obligor to require the related Sub-Servicer to notify such Other Depositor) that it has not received them. The Master Servicer shall use efforts consistent with the Servicing Standard (taking into account, in addition, the ongoing reporting obligations of such Other Depositor under the Exchange Act) to obtain the periodic financial statements required to be delivered by the related Mortgagor under the related Mortgage Loan documents.

The Master Servicer shall (and shall cause any related Sub-Servicing Agreement entered into after receipt of written notice from the Other Depositor that such Serviced Pari Passu Companion Loan is a significant obligor to require the related Sub-Servicer to) retain written evidence of each instance in which it (or a Sub-Servicer) attempts to contact the related Mortgagor related to any such "significant obligor" (identified to it as such by the Other Depositor in accordance with the second preceding paragraph) to obtain the required financial information and is unsuccessful and, within five (5) Business Days prior to the date in which a Form 10-D or Form 10-K, as applicable, is required to be filed by the Other Securitization, shall forward an Officer's Certificate evidencing its attempts to obtain this information to the certificate administrator and Other Depositor related to such Other Securitization. This Officer's Certificate should be addressed to the certificate administrator at its corporate trust office, as specified in the related Other Pooling and Servicing Agreement.

Section 11.16 Certain Matters Regarding Significant Obligors. (a) For purposes of this Agreement, the Mortgagors under Mortgage Loan No. [_] identified as [_____] on the Mortgage Loan Schedule is a significant obligor ("Significant Obligor") and, accordingly, Item 6 of Form 10-D and Item 1112(b) of Form 10-K, provide for the inclusion of updated net operating income of the related Mortgagor as required by Item 1112(b) of Regulation AB, on each Form 10-D to be filed by the Trust with respect to a Distribution Date immediately following the date in which each financial statement of the Significant Obligor is required to be delivered to the lender under the related Mortgage Loan documents (which, for the avoidance of doubt, is [forty-five (45)] days following the end of the first, second and third calendar quarter, and [seventy-five (75)] days following the end of each fiscal year, as set forth in the related loan agreement), or on each Form 10-K filed by the Trust, as applicable. With respect to the Significant Obligor, after receipt of the updated net operating income information, the Master Servicer shall update the following columns of the CREFC® Loan Periodic Update File for

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(i) the next applicable Distribution Date if the Master Servicer receives such updated net operating income information at least [ten (10)] Business Days prior to the Determination Date related to such Distribution Date or (ii) the second succeeding Distribution Date if the Master Servicer does not receive such updated net operating income information at least [ten (10)] Business Days prior to the Determination Date related to such Distribution Date: [__], [__], [__] and [__] (corresponding fields [__], [__], [__] and [__])]. The Master Servicer shall provide the related Mortgagor under the [LOAN-SPECIFIC] Whole Loan with written notice no later than [sixty (60)] days after the end of any calendar year that it is requesting such financial statements to be delivered within [seventy-five (75)] days after the close of the calendar year, and shall use reasonable best efforts to cause the Mortgagor to deliver the same on or before the date that is [seventy-five (75)] days after the close of the applicable calendar year.

(b)   With respect to the Significant Obligor, in the event that the Master Servicer does not receive the financial information referred to in clause (a) above to comply with Item 6 of Form 10-D or Item 1112(b) of Form 10-K, as the case may be, from the related Mortgagor within [five (5)] Business Days after the date such financial information is required to be delivered under the related Mortgage Loan documents (it being understood that, so long as the Mortgagor uses such best efforts, it shall not be an event of default if such statements are not delivered on or prior to the date that is [seventy-five (75)] days after the close of the applicable calendar year, but in any event, the Mortgagor shall be obligated to deliver such statements on or before the date that is [80] days after the end of such calendar year), the Master Servicer shall notify the Depositor that it has not received such financial information. The Master Servicer shall use efforts consistent with the Servicing Standard (taking into account, in addition, the ongoing reporting obligations of the Depositor under the Exchange Act, but in no event requiring the Master Servicer to initiate litigation) to continue to attempt to obtain such financial information from the related Mortgagor. The Master Servicer shall retain written evidence of each instance in which it attempts to contact the related Mortgagor to obtain the required financial information and is unsuccessful and, within [five (5)] Business Days prior to the date in which a Form 10-D or Form 10-K, as applicable, is required to be filed by the Trust, shall forward an Officer's Certificate evidencing its attempts to obtain this information to the Certificate Administrator and the Depositor. This Officer's Certificate should be addressed to the Certificate Administrator as follows: [ADDRESS], and to the Depositor as required by Section 11.14. In any event, and in addition to the foregoing requirements of this Section 11.16(b), if the Master Servicer does not receive the financial information referred to in clause (a) above to comply with (i) Item 6 of Form 10-D from the related Mortgagor within [20] days after the end of each calendar quarter, the Master Servicer shall request the delivery of such information from the related Mortgagor in reliance on Section [_____] of the related loan agreement and that such delivery be made by no later than [30] days from the end of such calendar quarter, or (ii) Item 1112(b) of Form 10-K from the related Mortgagor by March 10th of any year in which such information will be required to be included and filed on Form 10-K, the Master Servicer shall request the delivery of such information from the related Mortgagor and that such delivery be made by no later than March 20th of such year.

(c)   If the Certificate Administrator has not timely received financial information from the related Mortgagor satisfactory to comply with Item 6 of Form 10-D or Item 1112(b) of Form 10-K, as the case may be, the Certificate Administrator shall include the following statement with respect to Item 6 on the related Form 10-D or Item 1112(b) on the related Form 10-K: "The information required for this [Item 6] [Item 1112(b)] rests with a person or entity which is not affiliated with the registrant. Oral and written requests have been made on behalf of the registrant, to the extent required under the related pooling and servicing agreement, to obtain the information required for this [Item 6] [Item 1112 (b)], and the registrant has been unable to obtain such information to include on this [Form 10-D] [Form 10-K] by the related filing deadline. The information is therefore being omitted herefrom in reliance on Rule 12b-21 under the Securities Exchange Act of 1934, as amended" or such other statement as shall be required by the Depositor.

(d) Notwithstanding anything contained in this Section 11.16, in the event that the Certificate Administrator files a Form 15 Suspension Notification pursuant to Section 11.08 of this Agreement and so long as the Trust is not subject to the reporting requirements of the Exchange Act, the Master Servicer shall not be required to fulfill its obligations under this Section 11.16.

Section 11.17 Impact of Cure Period. For the avoidance of doubt, neither the Master Servicer nor the Special Servicer shall be subject to a Servicer Termination Event pursuant to clause (iii) of the definition thereof prior to the expiration of the Grace Period applicable to such party's obligations under Article XI as provided for in such clause (iii) nor shall any such party be deemed to not be in compliance under this Agreement, during any Grace Period provided for in this Article XI; provided, that if any such party fails to comply with the delivery requirements of this Article XI by the expiration of any applicable Grace Period such failure shall constitute a Servicer Termination Event. Neither the Master Servicer nor the Special Servicer shall be subject to a Servicer Termination Event pursuant to clause (iii) of the definition thereof prior to the expiration of the Grace Period applicable to such party's obligations under this Article XI as provided for in such clause (iii) nor shall any such party be deemed to not be in compliance under this Agreement, for failing to deliver any item required under this Article XI by the time required hereunder with respect to any reporting period for which the Trust is not required to file Exchange Act reports.

[End of Article XI]

ARTICLE XII

THE ASSET REPRESENTATIONS REVIEWER

Section 12.01 Asset Review.

(a) On or prior to each Distribution Date, based on the CREFC® Delinquent Mortgage Loan Status Report, the [Certificate Administrator] shall determine if an Asset Review Trigger has occurred. If an Asset Review Trigger is determined to have occurred, the Certificate Administrator shall promptly provide notice to all Certificateholders and each other party to this Agreement. Any notice required to be delivered to the Certificateholders pursuant to this Section 12.01 shall be delivered by the Certificate Administrator by posting such notice on the Certificate Administrator's Website, by mailing to their addresses appearing in the Certificate Register and by delivering such notice via the Depository. The Certificate Administrator shall include on the Form 10-D relating to the distribution period in which the Asset Review Trigger occurred a description of the events that caused the Asset Review Trigger to occur. On each Distribution Date after providing such notice to Certificateholders, the Certificate Administrator, based on information provided to it by the Master Servicer or the Special Servicer, shall determine whether (1) any additional Mortgage Loan has become a Delinquent Mortgage Loan, (2) any Mortgage Loan ceases to be a Delinquent Mortgage Loan and (3) whether an Asset Review Trigger has ceased to exist, and deliver such information within one Business Day to the Master Servicer, the Special Servicer, the Operating Advisor and the Asset Representations Reviewer.

If Certificateholders evidencing not less than 5% of the Voting Rights of the Certificates deliver to the Certificate Administrator, within 90 days after the filing of the Form 10-D reporting the occurrence of an Asset Review Trigger, a written direction requesting a vote to commence an Asset Review (such written direction, the "Asset Review Vote Election"). Upon receipt of the Asset Review Vote Election, the Certificate Administrator shall promptly provide written notice thereof to the Asset Representations Reviewer and to all Certificateholders and conduct a solicitation of votes to authorize an Asset Review. Upon the affirmative vote to authorize an Asset Review of Holders of Certificates evidencing at least a majority of an Asset Review Quorum within 150 days of receipt of the Asset Review Vote Election (an "Affirmative Asset Review Vote"), the Certificate Administrator shall promptly provide written notice thereof to all parties to this Agreement, the Underwriters, the Mortgage Loan Sellers, the Directing Certificateholder and the Certificateholders. In the event an Affirmative Asset Review Vote has not occurred within such 150-day period following the receipt of the Asset Review Vote Election, no Certificateholder may request a vote or cast a vote for an Asset Review and the Asset Representations Reviewer will not be required to review any Delinquent Mortgage Loan unless and until (A) an additional Mortgage Loan has become a Delinquent Mortgage Loan after the expiration of such 150-day period, (B) an Asset Review Trigger has occurred as a result of such additional Delinquent Loan or otherwise is still in effect, (C) the Certificate Administrator has received any Asset Review Vote Election after the occurrence of the events described in clauses (A) and (B) in this sentence and (D) an Affirmative Asset Review Vote has occurred within 150 days after the Asset Review Vote Election described in clause (C) in this sentence. After the occurrence of any Asset Review Vote Election or an Affirmative Asset Review Vote, no Certificateholder may make any additional Asset Review Vote Election except as described in the immediately preceding sentence. The Certificate Administrator shall provide the Asset Representations Reviewer with written notice of the results of such vote. [Any reasonable out-of-pocket expenses incurred by the Certificate Administrator in connection with administering such vote will be paid as an expense of the Trust from the Collection Account.]

(b)   (i) If an Affirmative Asset Review Vote has occurred, the Certificate Administrator shall promptly provide written notice thereof to all parties to this Agreement, the Underwriters, Sponsors, the Directing Certificateholder and all Certificateholders. Upon receipt of such notice of an Affirmative Asset Review Vote (the "Asset Review Notice"), the Special Servicer shall promptly post to a Secure Data Room the following information (collectively, the "Review Materials"):

(1)   a copy of the Diligence File for each Mortgage Loan that is a Delinquent Mortgage Loan (other than any Delinquent Mortgage Loan that has previously been the subject of an Asset Review and delivery of an Asset Review Report) as of the end of

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the most recent Collection Period and provide notice to the Asset Representations Reviewer;

(2)   servicing comments relating to the applicable Delinquent Mortgage Loans and/or the information and documentation set forth in the proviso to the definition of "Diligence File"; and

(3)   any other related information that is required of the Special Servicer to be posted to the Secure Data Room pursuant to clause (ii) hereof.

(ii)   The Special Servicer shall promptly post its servicing comments to the Secure Data Room and request that the Master Servicer or the Mortgage Loan Seller, as applicable, promptly deliver the information requested by the Asset Representations Reviewer to the Special Servicer, and the Special Servicer shall promptly post such information received from the Master Servicer or the Mortgage Loan Seller to the Secure Data Room; provided that the Master Servicer shall, and the Mortgage Loan Seller shall be required under the related Mortgage Loan Purchase Agreement to, deliver such additional information only to the extent such information is reasonably available to such party.

(iii)   In addition, in the event that the Asset Representations Reviewer determines that the information posted to the Secure Data Room with respect to any Mortgage Loan is missing any documents required to complete any Test in connection with an Asset Review of such Mortgage Loan, the Asset Representations Reviewer shall promptly, but in no event later than [___] Business Days, notify the Special Servicer of such missing documents, and the Special Servicer shall promptly, but in no event later than [___] Business Days, contact the related Mortgage Loan Seller to obtain such documents from the Mortgage Loan Seller.

(iv)   The Asset Representations Reviewer may, but is under no obligation to, consider information furnished to it by a Person that is not a party to this Agreement or the applicable Mortgage Loan Seller, and shall do so only if such information can be independently verified or is determined by the Asset Representations Reviewer in its good faith discretion ("Unsolicited Information") relevant to the Asset Review conducted pursuant to this Section 12.01 hereof.

(v)   Upon receipt by the Asset Representations Reviewer of the Asset Review Notice and access to the Review Materials with respect to a Delinquent Mortgage Loan, the Asset Representations Reviewer, as an independent contractor, shall commence a review of the compliance of each Delinquent Mortgage Loan with the representations and warranties related to that Delinquent Mortgage Loan (such review, the "Asset Review"). [The Asset Representations Reviewer shall perform an Asset Review with respect to each representation and warranty made by the related Mortgage Loan Seller with respect to such Delinquent Mortgage Loan in accordance with the procedures set forth on Exhibit QQ (each such procedure, a "Test").]

(vi)   The Asset Representations Reviewer will not be permitted to review any information other than (x) the Review Materials posted in the Secure Data Room, or (y) Unsolicited Information.

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(vii)   The Asset Representations Reviewer may, absent manifest error and subject to the Asset Review Standard, (i) assume, without independent investigation or verification, that the Review Materials are accurate and complete in all material respects and (ii) conclusively rely on such Review Materials.

(viii)   In the event that the Asset Representations Reviewer determines that the Review Materials are insufficient to complete a Test and such missing information and documentation is not posted by the Special Servicer within [_____] days upon request by the Special Servicer to the related Mortgage Loan Seller, the Asset Representations Reviewer shall list such missing documents in its preliminary report setting forth the preliminary results of the application of the Tests and the reasons why such missing documents are necessary to complete a Test and whether the absence of such documents will be deemed to be a failure of such Test. The Asset Representations Reviewer shall provide such preliminary report to the Special Servicer, who shall promptly, but in no event later than [__] Business Days, provide such results to the applicable Mortgage Loan Seller. If the preliminary report indicates one of the representations and warranties fails or is deemed to fail any Test, the related Mortgage Loan Seller shall have [__] days (the "Cure/Contest Period") to remedy or otherwise refute the failure. The Special Servicer shall post to the secure data room promptly, but in no event later than [__] Business Days after receipt by the related Mortgage Loan Seller any documents received from the related Mortgage Loan Seller or explanations given to support the Mortgage Loan Seller's claim that the representation and warranty has not failed a Test or any missing documents in the Review Materials are not required to complete a Test.

(ix)   The Asset Representations Reviewer shall, within [_____] days after the date of receipt of the related Diligence File or within the [___] days after the expiration of the Cure/Contest Period (whichever is later), complete an Asset Review with respect to each Delinquent Mortgage Loan and deliver (i) a report to each party to this Agreement and the applicable Mortgage Loan Seller for each Delinquent Mortgage Loan setting forth the results of the application of the Tests in connection with such Asset Review (a "Asset Review Report"). The period of time by which the Asset Review Report must be completed and delivered may be extended by up to an additional [__] days, upon written notice to the parties to this Agreement and the applicable Mortgage Loan Seller, if the Asset Representations Reviewer determines pursuant to the Asset Review Standard that such additional time is required due to the characteristics of the Mortgage Loan and/or the Mortgaged Property or Mortgaged Properties. Such Asset Review Report shall include (i) a summary of the Asset Representations Reviewer's findings and conclusions as to whether or not it has determined in accordance with the Asset Review Standard there is any evidence of a failure of any Test in the information and documentation reviewed by the Asset Representations Reviewer, and (ii) a statement that the Asset Representations Reviewer's conclusions set forth in the Asset Review Report were not influenced by any third party. In no event may the Asset Representations Reviewer determine whether any Test failure constitutes a Defect or Breach, or whether the Trust should enforce any rights it may have against the applicable Mortgage Loan Seller.

(x)   In addition, in the event that the Asset Representations Reviewer does not receive any information or documentation that it requested from the Special Servicer prior to the date by which the Asset Representations Reviewer is required to deliver an Asset Review Report, the Asset Representations Reviewer shall prepare the Asset Review Report solely based

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on the information received by the Asset Representations Reviewer with respect to the related Delinquent Mortgage Loan, and the Asset Representations Reviewer shall have no responsibility to independently obtain any such information from any party to this Agreement.

(c)   The Asset Representations Reviewer shall keep all Privileged Information confidential and shall not disclose such Privileged Information to any Person (including Certificateholders), other than (1) to the extent expressly required by this Agreement in an Asset Review Report or otherwise, to the other parties to this Agreement with a notice indicating that such information is Privileged Information or (2) pursuant to a Privileged Information Exception. Each party to this Agreement that receives Privileged Information from the Asset Representations Reviewer with a notice stating that such information is Privileged Information shall not disclose such Privileged Information to any Person without the prior written consent of the applicable Special Servicer other than pursuant to a Privileged Information Exception.

(d)   The Asset Representations Reviewer may delegate its duties to agents or subcontractors so long as the related agreements or arrangements with such agents or subcontractors are consistent with the provisions of this Section 12.01; provided that no agent or subcontractor may (1) be affiliated with a Sponsor, Master Servicer, Special Servicer, the Depositor, the Certificate Administrator, the Trustee, the Directing Certificateholder or any of their respective Affiliates or (ii) have been paid any fees, compensation or other remuneration by an Underwriter, Master Servicer, Special Servicer, the Depositor, the Certificate Administrator, the Trustee, the Directing Certificateholder or any of their respective Affiliates in connection with due diligence or other services with respect to any Mortgage Loan prior to the Closing Date. Notwithstanding the foregoing sentence, the Asset Representations Reviewer shall remain obligated and primarily liable for any Asset Review required hereunder in accordance with the provisions of this Agreement without diminution of such obligation or liability or related obligation or liability by virtue of such delegation or arrangements or by virtue of indemnification from any Person acting as its agents or subcontractor to the same extent and under the same terms and conditions as if the Asset Representations Reviewer alone were performing its obligations under this Agreement. The Asset Representations Reviewer shall be entitled to enter into an agreement with any agent or subcontractor providing for indemnification of the Asset Representations Reviewer by such agent or subcontractor, and nothing contained in this Agreement shall be deemed to limit or modify such indemnification.

Section 12.02   Payment of Asset Representations Reviewer Fees and Expenses; Limitation of Liability.

(a)   As compensation for the performance of its duties hereunder, upon the completion of any Asset Review with respect to a Delinquent Mortgage Loan, the Asset Representations Reviewer shall be paid a fee of $[____] (the "Asset Representations Reviewer Fee"), which shall cover recurring and otherwise reasonably anticipated expenses of the Asset Representations Reviewer. However, the Asset Representations Reviewer Fee and any related expenses with respect to a Delinquent Mortgage Loan is required to be included in the Purchase Price for any Mortgage Loan that was the subject of a completed Asset Review that is repurchased by a Mortgage Loan Seller, and such portion of the Purchase Price received shall be used to reimburse the Trust for such fees or expenses. The Asset Representations Reviewer Fee and such costs and expenses that constitute "unanticipated expenses" shall be payable from funds on deposit in the Collection Account pursuant to Section 3.05 hereof.

(b)   The Asset Representations Reviewer shall be liable in accordance herewith only to the extent of the obligations specifically imposed by this Agreement.

Section 12.03 Resignation of the Asset Representations Reviewer. The Asset Representations Reviewer may resign and be discharged from its obligations hereunder by giving written notice thereof to the other parties to this Agreement and each Rating Agency. Upon such notice of resignation, the Depositor shall promptly appoint a successor Asset Representations Reviewer that is an Eligible Asset Representations Reviewer. If no successor Asset Representations Reviewer shall have been so appointed and have accepted appointment within 30 days after the giving of such notice of resignation, the resigning Asset Representations Reviewer may petition any court of competent jurisdiction for the appointment of a successor Asset Representations Reviewer that is an Eligible Asset Representations Reviewer. The Asset Representations Reviewer will bear all reasonable costs and expenses of each other party hereto and each Rating Agency in connection with its resignation.

Section 12.04 Restrictions of the Asset Representations Reviewer. Neither the Asset Representations Reviewer nor any of its Affiliates shall not make any investment in any Class of Certificates; provided, however, that such prohibition shall not apply to (i) riskless principal transactions effected by a broker dealer Affiliate of the Asset Representations Reviewer or (ii) investments by an Affiliate of the Asset Representations Reviewer if the Asset Representations Reviewer and such Affiliate maintain policies and procedures that (A) segregate personnel involved in the activities of the Asset Representations Reviewer under this Agreement from personnel involved in such Affiliate's investment activities and (B) prevent such Affiliate and its personnel from gaining access to information regarding the Trust and the Asset Representations Reviewer and its personnel from gaining access to such Affiliate's information regarding its investment activities.

Section 12.05 Termination of the Asset Representations Reviewer.

(a)   An "Asset Representations Reviewer Termination Event" means any one of the following events whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body:

(i)   any failure by the Asset Representations Reviewer to observe or perform in any material respect any of its covenants or agreements or the material breach of its representations or warranties under this Agreement, which failure shall continue unremedied for a period of 30 days after the date on which written notice of such failure shall have been given to the Asset Representations Reviewer by the Trustee or to the Asset Representations Reviewer and the Trustee by the Holders of Certificates having greater than [25]% of the aggregate Voting Rights of all then outstanding Certificates;

(ii)   any failure by the Asset Representations Reviewer to perform in accordance with the Asset Review Standard which failure shall continue unremedied for a period of 30 days;

(iii)   any failure by the Asset Representations Reviewer to be an Eligible Asset Representations Reviewer, which failure shall continue unremedied for a period of 30 days;

(iv)   a decree or order of a court or agency or supervisory authority having jurisdiction in the premises in an involuntary case under any present or future federal or state bankruptcy, insolvency or similar law for the appointment of a conservator or receiver or liquidator in any insolvency, readjustment of debt, marshaling of assets and liabilities or similar proceedings, or for the winding-up or liquidation of its affairs, shall have been entered against the Asset Representations Reviewer, and such decree or order shall have remained in force undischarged or unstayed for a period of 60 days;

(v)   the Asset Representations Reviewer shall consent to the appointment of a conservator or receiver or liquidator or liquidation committee in any insolvency, readjustment of debt, marshaling of assets and liabilities, voluntary liquidation, or similar proceedings of or relating to the Asset Representations Reviewer or of or relating to all or substantially all of its property; or

(vi)   the Asset Representations Reviewer shall admit in writing its inability to pay its debts generally as they become due, file a petition to take advantage of any applicable insolvency or reorganization statute, make an assignment for the benefit of its creditors, or voluntarily suspend payment of its obligations.

Upon receipt by the Certificate Administrator of notice of the occurrence of any Asset Representations Reviewer Termination Event, the Certificate Administrator shall promptly provide written notice to all Certificateholders by posting such notice on the Certificate Administrator's Website and by mail, unless the Certificate Administrator has received notice that it has been remedied. If an Asset Representations Reviewer Termination Event shall occur then, and in each and every such case, so long as such Asset Representations Reviewer Termination Event shall not have been remedied, either the Trustee (i) may or (ii) upon the written direction of holders of Certificates evidencing not less than [25]% of the Voting Rights, the Trustee shall, terminate all of the rights and obligations of the Asset Representations Reviewer under this Agreement, other than rights and obligations accrued prior to such termination (including the right to receive all amounts accrued and owing to it under this Agreement) and other than indemnification rights (arising out of events occurring prior to such termination), by notice in writing to the Asset Representations Reviewer. The Asset Representations Reviewer is required to bear all reasonable costs and expenses of each other party to this Agreement in connection with its termination for cause. Notwithstanding anything herein to the contrary, the Depositor and each Sponsor shall have the right, but not the obligation, to notify the Certificate Administrator and the Trustee of any Asset Representations Reviewer Termination Event of which it becomes aware.

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(b)   Upon (i) the written direction of holders of Certificates evidencing not less than [25]% of the Voting Rights requesting a vote to terminate and replace the Asset Representations Reviewer with a proposed successor Asset Representations Reviewer that is an Eligible Asset Representations Reviewer and (ii) payment by such Holders to the Certificate Administrator of the reasonable fees and expenses to be incurred by the Certificate Administrator in connection with administering such vote, the Certificate Administrator shall promptly provide written notice thereof to the Asset Representations Reviewer and to all Certificateholders by (i) posting such notice on its internet website, and (ii) mailing such notice to all Certificateholders at their addresses appearing in the Certificate Register and to the Asset Representations Reviewer. Upon the written direction of holders of Certificates evidencing more than [75]% of a Certificateholder Quorum, the Trustee shall terminate all of the rights and obligations of the Asset Representations Reviewer under this Agreement (other than any rights or obligations that accrued prior to the date of such termination and other than indemnification rights arising out of events occurring prior to such termination) by notice in writing to the Asset Representations Reviewer. As between the Asset Representations Reviewer, on the one hand, and the Certificateholders, on the other, the Certificateholders shall be entitled in their sole discretion to vote for the termination or not vote for the termination of the Asset Representations Reviewer. [In the event that holders of the certificates entitled to at least 75% of the Voting Rights elect to remove the asset representations reviewer without cause and appoint a successor, the successor Asset Representations Reviewer will be responsible for all expenses necessary to effect the transfer of responsibilities from its predecessor.]

(c)   On or after the receipt by the Asset Representations Reviewer of written notice of termination, subject to this Section 12.05, all of its authority and power under this Agreement shall be terminated and, without limitation, the terminated Asset Representations Reviewer shall execute any and all documents and other instruments, and do or accomplish all other acts or things reasonably necessary or appropriate to effect the purposes of such notice of termination. As soon as practicable, but in no event later than 15 Business Days after (1) the Asset Representations Reviewer resigns pursuant to Section 12.03 of this Agreement or (2) the Trustee delivers such written notice of termination to the Asset Representations Reviewer, the Trustee shall appoint a successor Asset Representations Reviewer that is an Eligible Asset Representations Reviewer. The Trustee shall provide written notice of the appointment of an Asset Representations Reviewer to the Master Servicer, the Special Servicer, the Operating Advisor, the Certificate Administrator, the Directing Certificateholder and each Certificateholder within one Business Day of such appointment.

The Asset Representations Reviewer shall at all times be an Eligible Asset Representations Reviewer and if the Asset Representations Reviewer ceases to be an Eligible Asset Representations Reviewer, the Asset Representations Reviewer shall immediately resign under Section 12.03 of this Agreement and the Trustee shall appoint a successor Asset Representations Reviewer subject to and in accordance with this Section 12.05. Notwithstanding the foregoing, if the Trustee is unable to find a successor Asset Representations Reviewer within 30 days of the termination of the Asset Representations Reviewer, the Depositor shall be permitted to find a replacement.

(d)   Upon any termination of the Asset Representations Reviewer and appointment of a successor to the Asset Representations Reviewer, the Trustee shall, as soon as

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possible, give written notice thereof to the Special Servicer, the Master Servicer, the Certificate Administrator (who shall, as soon as possible, give written notice thereof to the Certificateholders), the Operating Advisor, the Sponsors, the Depositor and, prior to the occurrence and continuance of a Consultation Termination Event, the Directing Certificateholder and each Rating Agency. In the event that the Asset Representations Reviewer is terminated, all of its rights and obligations under this Agreement shall terminate, other than any rights or obligations that accrued prior to the date of such termination (including the right to receive all amounts accrued and owing to it under this Agreement) and other than indemnification rights (arising out of events occurring prior to such termination).

[End of Article XII]

ARTICLE XIII

MISCELLANEOUS PROVISIONS

Section 13.01 Amendment. (a) This Agreement may be amended from time to time by the parties hereto, without the consent of any of the Certificateholders or the Companion Holders:

(i)   to cure any ambiguity or to correct any error;

(ii)   to cause the provisions in this Agreement to conform to or be consistent with or in furtherance of the statements made with respect to the Certificates, the Trust or this Agreement in the Prospectus or in the Private Placement Memorandum, or to correct or supplement any of provision which may be inconsistent with any other provisions;

(iii)   to amend any provision of this Agreement to the extent necessary or desirable to maintain the status of each REMIC (or any grantor trust portion of the Trust) for the purposes of federal income tax law (or comparable provisions of state income tax law);

(iv)   to make any other provisions with respect to matters or questions arising under or with respect to this Agreement not inconsistent with the provisions herein;

(v)   to modify, eliminate or add to the provisions of Section 5.03(n) or any other provision hereof restricting transfer of the Class R Certificates; provided the Depositor has determined that such change shall not, as evidenced by an Opinion of Counsel, cause the Trust, any Trust REMIC or any of the Certificateholders (other than the Transferor) to be subject to a federal tax caused by a Transfer to a Person that is a Disqualified Organization or a Non-U.S. Tax Person;

(vi)   to amend any provision of this Agreement to the extent necessary or desirable to list the Certificates on a stock exchange, including, without limitation, the

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appointment of one or more sub-certificate administrators and the requirement that certain information be delivered to such sub-certificate administrators;

(vii)   to modify the provisions of <u>Sections 3.05</u> and <u>3.17</u> (with respect to reimbursement of Nonrecoverable Advances and Workout-Delayed Reimbursement Amounts) in order to conform them to the commercial mortgage-backed securities industry standard for such provisions if (a) the Depositor, the Trustee and the Master Servicer determine that the commercial mortgage backed securities industry standard for such provisions has changed, in order to conform to such industry standard, (b) such modification will not result in an Adverse REMIC Event or adverse grantor trust event, (c) each Rating Agency shall have been provided with a Rating Agency Communication with respect to such modification, and (d) if no Control Termination Event or Consultation Termination Event has occurred and is continuing, the Directing Certificateholder consents to such modification;

(viii)   to modify the procedures of this Agreement relating to Rule 17g-5 of the Exchange Act; <u>provided</u> that if such modification materially increases the obligations of the Trustee, the Certificate Administrator, the Custodian, the 17g-5 Information Provider, the Operating Advisor, the Depositor, the Master Servicer or the Special Servicer, then the consent of such party will be required;

(ix)   to modify, alter, amend, add or to rescind any of the provisions contained in this Agreement if and to the extent necessary to comply with any rules or regulations promulgated, or any guidance provided with respect to Rule 15Ga-1 under the Exchange Act, by the SEC from time to time;

(x)   to amend the provisions of this Agreement described under <u>Section 3.25</u> or the definition of "Rating Agency Confirmation"; and

(xi)   any other amendment which does not adversely affect in any material respect the interests of any Certificateholder (unless such Certificateholder consents).

Notwithstanding the foregoing, no such amendment (A) may change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under any Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary hereunder, without the consent of such Mortgage Loan Seller or (B) may materially and adversely affect the holders of a Companion Loan without such Companion Holder's consent.

(b)   This Agreement may also be amended from time to time by the parties hereto with the consent of the Holders of Certificates of each Class affected by such amendment evidencing in the aggregate not less than a majority of the aggregate Percentage Interests constituting the Class for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Agreement or of modifying in any manner the rights of the Holders of Certificates of such Class; <u>provided</u>, <u>however</u>, that no such amendment shall:

(i)   reduce in any manner the amount of, or delay the timing of, payments received on the Mortgage Loans or the Trust Subordinate Companion Loan that are required to be distributed on a Certificate of any class without the consent of the Holder of the Certificate or which are required to be distributed to a Companion Holder without the consent of such Companion Holder; or

(ii)   reduce the aforesaid percentage of Certificates of any Class the Holders of which are required to consent to any such amendment or remove the requirement to obtain consent of any Companion Holder or Holder of Class [LOAN-SPECIFIC] Certificates, in any such case without the consent of the Holders of all Certificates of such Class then-outstanding or such Companion Holders, as applicable; or

(iii)   adversely affect the Voting Rights of any Class of Certificates without the consent of the Holders of all Certificates of such Class then outstanding; or

(iv)   change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under such Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary hereunder, without the consent of such Mortgage Loan Seller; or

(v)   amend the Servicing Standard without the consent of 100% of the Certificateholders or receipt of Rating Agency Confirmation from each Rating Agency and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates pursuant to Section 3.25) and, if required under the related Intercreditor Agreement, the consent of the holder of any AB Subordinate Companion Loan for each Serviced AB Whole Loan.

(c)   Notwithstanding the foregoing, none of the Operating Advisor, the Asset Representations Reviewer, the Trustee, the Certificate Administrator, the Depositor, the Master Servicer nor the Special Servicer will be required to consent to any amendment hereto without having first received an Opinion of Counsel (at the Trust's expense) to the effect that such amendment is permitted hereunder and that such amendment or the exercise of any power granted to the Master Servicer, the Special Servicer, the Depositor, the Trustee, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer or any other specified person in accordance with such amendment will not result in the imposition of a tax on any portion of the Trust Fund or any Trust REMIC, or cause any Trust REMIC to fail to qualify as a REMIC or cause the Grantor Trust to fail to qualify as a grantor trust under the relevant provisions of the Code. Furthermore, no amendment to this Agreement may be made that changes in any material respect to the rights of the Class [LOAN-SPECIFIC] Certificates without the consent of such Class and no amendment to this Agreement may be made that changes any provisions specifically required to be included in this Agreement by the Non-Serviced Intercreditor Agreement without the consent of the holder of the related Non-Serviced Pari Passu Companion Loan(s).

(d)   Promptly after the execution of any amendment to this Agreement, the Certificate Administrator shall post a copy of the same to the Certificate Administrator's Website, deliver a copy of the same to the 17g-5 Information Provider who shall post a copy of the same on the 17g-5 Information Provider's Website pursuant to Section 3.13(b) and Section 3.13(c), as applicable, and thereafter, the Certificate Administrator shall furnish written notification of the substance of such amendment to each Certificateholder and each Serviced Companion Noteholder, the Depositor, the Master Servicer, the Special Servicer, the Mortgagors, the Underwriters and the Rating Agencies.

(e)   It shall not be necessary for the consent of Certificateholders under this Section 13.01 to approve the particular form of any proposed amendment, but it shall be sufficient if such consent shall approve the substance thereof. The manner of obtaining such consents and of evidencing the authorization of the execution thereof by Certificateholders shall be subject to such reasonable regulations as the Certificate Administrator may prescribe.

(f)   The Trustee and the Certificate Administrator shall not be obligated to enter into any amendment pursuant to this Section 13.01 that affects its rights, duties and immunities under this Agreement or otherwise.

(g)   The cost of any Opinion of Counsel to be delivered pursuant to Section 13.01(a) or (c) shall be borne by the Person seeking the related amendment, except that if the Master Servicer, the Certificate Administrator or the Trustee requests any amendment of this Agreement in furtherance of the rights and interests of Certificateholders, the cost of any Opinion of Counsel required in connection therewith pursuant to Section 13.01(a) or (c) shall be payable out of the Collection Account.

(h)   The Servicing Standard shall not be amended unless each Rating Agency provides Rating Agency Confirmation and, with respect to any class of Serviced Companion Loan Securities, the applicable rating agencies provide a confirmation that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates pursuant to Section 3.25).

(i)   To the extent the Operating Advisor, the Trustee, Certificate Administrator, Master Servicer, Special Servicer, the Asset Representations Reviewer or Depositor obtains an Opinion of Counsel as provided for in Section 13.01(c) in connection with executing any amendment to this Agreement, such party shall be deemed not to have acted negligently in connection with entering into such amendment for purposes of availing itself of any indemnity provided to such party under this Agreement.

(j)   Notwithstanding any other provision of this Agreement, for purposes of the giving or withholding of consents pursuant to this Section 13.01, Certificates registered in the name of the Depositor or any Affiliate of the Depositor shall be entitled to the same Voting Rights with respect to matters described above as they would if any other Person held such Certificates, so long as neither the Depositor nor any of its Affiliates is performing servicing duties with respect to any of the Mortgage Loans or the Trust Subordinate Companion Loan.

(k)   This Agreement may not be amended without the consent of any holder of an AB Subordinate Companion Loan if such amendment would materially and adversely affect the rights of such Companion Holder hereunder.

Section 13.02 <u>Recordation of Agreement; Counterparts</u>.   (a) To the extent permitted by applicable law, this Agreement is subject to recordation in all appropriate public offices for real property records in all the counties or other comparable jurisdictions in which any or all of the properties subject to the Mortgages are situated, and in any other appropriate public recording office or elsewhere, such recordation to be effected by the Certificate Administrator at the expense of the Depositor on direction by the Special Servicer and with the consent of the Depositor (which may not be unreasonably withheld), but only upon direction accompanied by an Opinion of Counsel (the cost of which shall be paid by the Depositor) to the effect that such recordation materially and beneficially affects the interests of the Certificateholders.

(b)   For the purpose of facilitating the recordation of this Agreement as herein provided and for other purposes, this Agreement may be executed simultaneously in any number of counterparts, each of which counterparts shall be deemed to be an original, and such counterparts shall constitute but one and the same instrument.   Delivery of an executed counterpart of a signature page of this Agreement in Portable Document Format (PDF) or by facsimile transmission shall be as effective as delivery of a manually executed original counterpart of this Agreement.

(c)   The Trustee shall make any filings required under the laws of the state of its place of business required solely by virtue of the fact of the location of the Trustee's place of business, the costs of which, if any, to be at the Trustee's expense.

Section 13.03 <u>Limitation on Rights of Certificateholders</u>.   (a) The death or incapacity of any Certificateholder shall not operate to terminate this Agreement or the Trust, nor entitle such Certificateholder's legal representatives or heirs to claim an accounting or to take any action or proceeding in any court for a partition or winding up of the Trust, nor otherwise affect the rights, obligations and liabilities of the parties hereto or any of them.

(b)   No Certificateholder shall have any right to vote (except as expressly provided for herein) or in any manner otherwise control the operation and management of the Trust, or the obligations of the parties hereto, nor shall anything herein set forth, or contained in the terms of the Certificates, be construed so as to constitute the Certificateholders from time to time as partners or members of an association; nor shall any Certificateholder be under any liability to any third party by reason of any action taken by the parties to this Agreement pursuant to any provision hereof.

(c)   No Certificateholder shall have any right by virtue of any provision of this Agreement to institute any suit, action or proceeding in equity or at law upon or under or with respect to this Agreement, any Intercreditor Agreement, any Mortgage Loan or Trust Subordinate Companion Loan, or with respect to the Certificates, unless, with respect to any suit, action or proceeding upon or under or with respect to this Agreement, such Holder previously shall have given to the Trustee and the Certificate Administrator a written notice of default, and of the continuance thereof, as herein before provided, or of the need to institute such suit, action

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or proceeding on behalf of the Trust and unless also (except in the case of a default by the Trustee) the Holders of Certificates of any Class evidencing not less than 25% of the related Percentage Interests in such Class shall have made written request upon the Trustee to institute such action, suit or proceeding in its own name as Trustee hereunder and shall have offered to the Trustee such reasonable indemnity as it may require against the costs, expenses and liabilities to be incurred therein or thereby, and the Trustee, for sixty (60) days after its receipt of such notice, request and offer of such indemnity, shall have neglected or refused to institute any such action, suit or proceeding. The Trustee shall be under no obligation to exercise any of the trusts or powers vested in it hereunder or to institute, conduct or defend any litigation hereunder or in relation hereto at the request, order or direction of any of the Holders of Certificates unless such Holders have offered to the Trustee reasonable security against the costs, expenses and liabilities which may be incurred therein or hereby. It is understood and intended, and expressly covenanted by each Certificateholder with every other Certificateholder and the Trustee, that no one or more Holders of Certificates shall have any right in any manner whatsoever by virtue of any provision of this Agreement or the Certificates to affect, disturb or prejudice the rights of the Holders of any other of such Certificates, or to obtain or seek to obtain priority over or preference to any other such Holder, which priority or preference is not otherwise provided for herein, or to enforce any right under this Agreement or the Certificates, except in the manner herein or therein provided and for the equal, ratable and common benefit of all Certificateholders. For the protection and enforcement of the provisions of this Section 13.03(b), each and every Certificateholder and the Trustee shall be entitled to such relief as can be given either at law or in equity.

Section 13.04 Governing Law; Submission to Jurisdiction; Waiver of Jury Trial. THIS AGREEMENT AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS AGREEMENT, THE RELATIONSHIP OF THE PARTIES TO THIS AGREEMENT, AND/OR THE INTERPRETATION AND ENFORCEMENT OF THE RIGHTS AND DUTIES OF THE PARTIES TO THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS AND DECISIONS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE CHOICE OF LAW RULES THEREOF. THE PARTIES HERETO INTEND THAT THE PROVISIONS OF SECTION 5-1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW SHALL APPLY TO THIS AGREEMENT.

EACH OF THE PARTIES HERETO IRREVOCABLY (I) SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA FOR THE SOUTHERN DISTRICT OF NEW YORK FOR THE PURPOSE OF ANY ACTION OR PROCEEDING RELATING TO THIS AGREEMENT; (II) WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, THE DEFENSE OF AN INCONVENIENT FORUM IN ANY ACTION OR PROCEEDING IN ANY SUCH COURT; (III) AGREES THAT A FINAL JUDGMENT IN ANY ACTION OR PROCEEDING IN ANY SUCH COURT SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN ANY OTHER JURISDICTION BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW; AND (IV) CONSENTS TO SERVICE OF PROCESS UPON IT BY MAILING A COPY THEREOF BY CERTIFIED MAIL ADDRESSED TO IT AS PROVIDED FOR NOTICES HEREUNDER.

THE PARTIES HERETO HEREBY WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, THE RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM, WHETHER IN CONTRACT, TORT OR OTHERWISE, RELATING DIRECTLY OR INDIRECTLY TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 13.05 <u>Notices</u>. (a) Any communications provided for or permitted hereunder shall be in writing and, unless otherwise expressly provided herein, shall be deemed to have been duly given if personally delivered at or couriered, sent by facsimile transmission (other than with respect to the Mortgage Loan Sellers) or mailed by registered mail, postage prepaid (except for notices to the Mortgage Loan Sellers, the Master Servicer the Certificate Administrator and the Trustee which shall be deemed to have been duly given only when received), to:

In the case of the Depositor:

[NOTICE ADDRESS]

with a copy to:

[NOTICE ADDRESS]

In the case of the Master Servicer:

[MASTER SERVICER]
[NOTICE ADDRESS]

with a copy to:

[COUNSEL ADDRESS]

In the case of the Special Servicer:

[SPECIAL SERVICER]
[NOTICE ADDRESS]

with a copy to:

[NOTICE ADDRESS]

In the case of the Directing Certificateholder:

[DIRECTING CERTIFICATEHOLDER]
[NOTICE ADDRESS]

with a copy to:

[NOTICE ADDRESS]

In the case of the Trustee:

      [TRUSTEE]
      [NOTICE ADDRESS]

In the case of the Certificate Administrator:

      [CERTIFICATE ADMINISTRATOR]
      [NOTICE ADDRESS]

In the case of the Mortgage Loan Sellers:

      [NOTICE ADDRESS]

      [ADD ADDRESSES AS NECESSARY]

      with a copy to:

      [COUNSEL ADDRESS]

In the case of the Asset Representations Reviewer:

      [ASSET REPRESENTATIONS REVIEWER]
      [NOTICE ADDRESS]

with a copy to:

      [COUNSEL ADDRESS]

In the case of the Operating Advisor:

      [OPERATING ADVISOR]
      [NOTICE ADDRESS]

with a copy to:

      [COUNSEL ADDRESS]

In the case of any mezzanine lender:

      The address set forth in the related Intercreditor Agreement.

To each such Person, such other address as may hereafter be furnished by such Person to the parties hereto in writing. Any communication required or permitted to be delivered to a Certificateholder shall be deemed to have been duly given when mailed first class, postage prepaid, to the address of such Holder as shown in the Certificate Register. Any notice so mailed within the time prescribed in this Agreement shall be conclusively presumed to have been duly given, whether or not the Certificateholder receives such notice.

USActive 33104371.6

(b)   Any party required to deliver any notice or information pursuant to the terms of this Agreement to the Rating Agencies shall deliver such written notice of the events or information specified in Section 3.13(c) to the Rating Agencies at the address listed below, promptly following the occurrence thereof. The Master Servicer or Special Servicer, as applicable, the Certificate Administrator, and Trustee also shall furnish such other information regarding the Trust as may be reasonably requested by the Rating Agencies to the extent such party has or can obtain such information without unreasonable effort or expense; provided, however, that such other information is first provided to the 17g-5 Information Provider in accordance with the procedures set forth in Section 3.13(c); provided, further, that the 17g-5 Information Provider shall not disclose which Rating Agency has requested such information. Notwithstanding the foregoing, the failure to deliver such notices or copies shall not constitute a Servicer Termination Event, as the case may be, under this Agreement. Any confirmation of the rating by the Rating Agencies required hereunder shall be in writing.

Any notices to the Rating Agencies shall be sent to the following addresses:

[RATING AGENCY ADDRESSES]

Section 13.06 Severability of Provisions. If any one or more of the covenants, agreements, provisions or terms of this Agreement shall be for any reason whatsoever held invalid, then such covenants, agreements, provisions or terms shall be deemed severable from the remaining covenants, agreements, provisions or terms of this Agreement and shall in no way affect the validity or enforceability of the other provisions of this Agreement or of the Certificates or the rights of the Holders thereof.

Section 13.07 Grant of a Security Interest. The Depositor intends that the conveyance of the Depositor's right, title and interest in and to the Mortgage Loans and the Trust Subordinate Companion Loan pursuant to this Agreement shall constitute a sale and not a pledge of security for a loan. If such conveyance is deemed to be a pledge of security for a loan, however, the Depositor intends that the rights and obligations of the parties to such loan shall be established pursuant to the terms of this Agreement. The Depositor also intends and agrees that, in such event, (i) the Depositor shall be deemed to have granted to the Trustee (in such capacity) a first priority security interest in the Depositor's entire right, title and interest in and to the assets comprising the Trust Fund, including without limitation, the Mortgage Loans and the Trust Subordinate Companion Loan, all principal and interest received or receivable with respect to the Mortgage Loans and the Trust Subordinate Companion Loan (other than principal and interest payments due and payable prior to the Cut-off Date and Principal Prepayments received prior to the Cut-off Date), all amounts held from time to time in the Collection Account, the Distribution Accounts, the Gain-on-Sale Reserve Account, the Interest Reserve Account and, if established, the REO Account, and all reinvestment earnings on such amounts, and all of the Depositor's right, title and interest in and to the proceeds of any title, hazard or other Insurance Policies related to such Mortgage Loans and the Trust Subordinate Companion Loan and (ii) this Agreement shall constitute a security agreement under applicable law. This Section 13.07 shall constitute notice to the Trustee pursuant to any of the requirements of the applicable UCC.

Section 13.08 Successors and Assigns; Third Party Beneficiaries. (a) The provisions of this Agreement shall be binding upon and inure to the benefit of the respective successors and assigns of the parties hereto, and all such provisions shall inure to the benefit of the Certificateholders. Each Mortgage Loan Seller (and its respective agents), each Companion Holder (and its respective agents), each Underwriter, each depositor of a Regulation AB Companion Loan Securitization and each Initial Purchaser is an intended third-party beneficiary to this Agreement in respect of the respective rights afforded it hereunder. No other person, including, without limitation, any Mortgagor, shall be entitled to any benefit or equitable right, remedy or claim under this Agreement.

(b) Each Serviced Companion Noteholder and the Subordinate Loan-Specific Directing Certificateholder shall be a third-party beneficiary to this Agreement in respect to the rights afforded it hereunder. Each of the Other Servicers and the Other Trustees shall be a third-party beneficiary to this Agreement in respect to all provisions herein expressly relating to compensation, reimbursement or indemnification of such Other Servicer and Other Trustee, and any provisions regarding reimbursement or advances or interest thereon to such Other Servicer or Other Trustee.

(c) Each of the applicable Non-Serviced Trustee, Non-Serviced Master Servicer, Non-Serviced Special Servicer and any Non-Serviced Trust holding a related Non-Serviced Companion Loan, shall be a third-party beneficiary to this Agreement in respect to its rights as specifically provided for herein and under the applicable Non-Serviced Intercreditor Agreement.

(d) Subject to Section 2.03(k)(ii), Section 2.03(l)(iv) and Section 2.03(l)(v), any Requesting Certificateholder shall be an express third-party beneficiary to this Agreement for purposes of exercising rights under Section 2.03(k) through Section 2.03(o)

Section 13.09 Article and Section Headings. The article and section headings herein are for convenience of reference only, and shall not limit or otherwise affect the meaning hereof.

Section 13.10 Notices to the Rating Agencies. (a) The Certificate Administrator shall use reasonable efforts promptly to provide notice to the 17g-5 Information Provider for posting on the 17g-5 Information Provider's Website pursuant to Section 3.13(c), (and the related 17g-5 information provider for any class of Serviced Companion Loan Securities to the extent applicable to any Serviced Whole Loan) with respect to each of the following of which it has actual knowledge:

(i) any material change or amendment to this Agreement;

(ii) the occurrence of a Servicer Termination Event that has not been cured;

(iii) the resignation or termination of the Certificate Administrator, the Master Servicer, the Asset Representations Reviewer or the Special Servicer; and

(iv) the repurchase or substitution of Mortgage Loans by the related Mortgage Loan Seller pursuant to Section 5 of the related Mortgage Loan Purchase Agreement.

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(b)   The Master Servicer shall use reasonable efforts to promptly provide notice to the 17g-5 Information Provider for posting on the 17g-5 Information Provider's Website pursuant to Section 3.13(c), with respect to each of the following of which it has actual knowledge:

(i)   the resignation or removal of the Trustee or the Certificate Administrator;

(ii)   any change in the location of the Collection Account;

(iii)   any event that would result in the voluntary or involuntary termination of any insurance of the accounts of the Trustee;

(iv)   any change in the lien priority of any Mortgage Loan or Trust Subordinate Companion Loan with respect to an assumption of the Mortgage Loan or Trust Subordinate Companion Loan or additional encumbrance described in Section 3.08;

(v)   any additional lease to an anchor tenant or termination of any existing lease to an anchor tenant at retail properties for any Mortgage Loan or Trust Subordinate Companion Loan with a Stated Principal Balance that is equal to or greater than the lesser of (1) an amount greater than [__]% of the then aggregate outstanding principal balances of the Mortgage Loans and (2) $[_____];

(vi)   any material damage to any Mortgaged Property;

(vii)   any assumption with respect to a Mortgage Loan or Trust Subordinate Companion Loan; and

(viii)   any release or substitution of any Mortgaged Property.

(c)   The Certificate Administrator shall promptly furnish notice to the 17g-5 Information Provider for posting on the 17g-5 Information Provider's Website pursuant to Section 3.13(c), and thereafter to the Rating Agencies of (i) any change in the location of the Distribution Accounts and (ii) the final payment to any Class of Certificateholders.

(d)   The Trustee, the Certificate Administrator, the Master Servicer and the Special Servicer, as applicable, shall furnish to the 17g-5 Information Provider for posting on the 17g-5 Information Provider's Website pursuant to Section 3.13(c), and thereafter to each Rating Agency (and any rating agency for any class of Serviced Companion Loan Securities to the extent applicable to any Serviced Whole Loan) with respect to each Mortgage Loan and each Trust Subordinate Companion Loan (other than any Non-Serviced Mortgage Loan) such information as any Rating Agency shall reasonably request and which the Trustee, the Certificate Administrator, the Master Servicer or Special Servicer, can reasonably provide in accordance with applicable law and without waiving any attorney-client privilege relating to such information or violating the terms of this Agreement or any Mortgage Loan or Trust Subordinate Companion Loan documents. The Trustee, the Certificate Administrator, the Master Servicer and Special Servicer, as applicable, may include any reasonable disclaimer it deems appropriate with respect to such information. Notwithstanding anything to the contrary herein, nothing in this Section 13.10 shall require a party to provide duplicative notices or copies to the Rating

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Agencies with respect to any of the above listed items. In connection with the delivery by the Master Servicer or Special Servicer to the 17g-5 Information Provider of any information, report, notice or document for posting to the 17g-5 Information Provider Website, the 17g-5 Information Provider shall notify the Master Servicer or Special Servicer when such information, report, notice or document has been posted. The Master Servicer or Special Servicer, as applicable, may, but shall not be obligated to send such information, report, notice or document to the applicable Rating Agency following the earlier of (a) receipt of such notice from the 17g-5 Information Provider and (b) two Business Days following delivery to the 17g-5 Information Provider.

[End of Article XIII]

**[SIGNATURES COMMENCE ON FOLLOWING PAGE]**

IN WITNESS WHEREOF, the parties hereto have caused their names to be signed hereto by their respective officers thereunto duly authorized, in each case as of the day and year first above written.

BANC OF AMERICA MERRILL LYNCH
COMMERCIAL MORTGAGE INC., Depositor

By:_____
    Name:
    Title:

[MASTER SERVICER],
    Master Servicer

By:_____
    Name:
    Title:

[SPECIAL SERVICER],
    Special Servicer

By:_____
    Name:
    Title:

[CERTIFICATE ADMINISTRATOR},
    not in its individual capacity, but solely as Certificate Administrator

By:_____
    Name:
    Title:

[TRUSTEE],
    not in its individual capacity, but solely as Trustee

By: _____
    Name:
    Title:

[ASSET REPRESENTATIONS REVIEWER],
    Asset Representations Reviewer

By: _____
    Name:
    Title:

[OPERATING ADVISOR],
    Operating Advisor

By: _____
    Name:
    Title:

STATE OF NEW YORK)
) ss.:
COUNTY OF NEW YORK)

       On the ___ day of _____, ____, before me, a notary public in and for said State, personally appeared _____ known to me to be a _____ of Banc of America Merrill Lynch Commercial Mortgage Inc., that executed the within instrument, and also known to me to be the person who executed it on behalf of such corporation, and acknowledged to me that such corporation executed the within instrument.

       IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal the day and year in this certificate first above written.


_____

Notary Public


[SEAL]

My commission expires:

_____

STATE OF   )

)   ss.:

COUNTY OF   )

         On the ___ day of _____, ____, before me, a notary public in and for said State, personally appeared _____ known to me to be a _____ of [MASTER SERVICER], and also known to me to be the person who executed it on behalf of such national banking association, and acknowledged to me that such national banking association executed the within instrument.

         IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal the day and year in this certificate first above written.

                                                          _____

                                                                Notary Public

            [SEAL]

My commission expires:

_____

STATE OF   )
) ss.:
COUNTY OF   )

    On the ___ day of _____, ____, before me, a notary public in and for said State, personally appeared _____ known to me to be a _____ of [SPECIAL SERVICER], that executed the within instrument, and also known to me to be the person who executed it on behalf of such [_____], and acknowledged to me that such [_____] executed the within instrument.

    IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal the day and year in this certificate first above written.

               _____
                   Notary Public

    [SEAL]

My commission expires:

_____

STATE OF   )
) ss.:
COUNTY OF   )

On the ___ day of _____, ____, before me, a notary public in and for said State, personally appeared _____ known to me to be a _____ of [CERTIFICATE ADMINISTRATOR], that executed the within instrument, and also known to me to be the person who executed it on behalf of such national banking association, and acknowledged to me that such national banking association executed the within instrument.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal the day and year in this certificate first above written.

                                              _____
                                                   Notary Public

[SEAL]

My commission expires:

_____

STATE OF   )

) ss.:

COUNTY OF   )

On the ___ day of _____, ____, before me, a notary public in and for said State, personally appeared _____ known to me to be a _____ of [TRUSTEE], that executed the within instrument, and also known to me to be the person who executed it on behalf of such national banking association, and acknowledged to me that such national banking association executed the within instrument.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal the day and year in this certificate first above written.

_____

Notary Public

[SEAL]

My commission expires:

_____

STATE OF   )
)   ss.:
COUNTY OF)

        On the ___ day of _____, ____, before me, a notary public in and for said State, personally appeared _____ known to me to be a _____ of [ASSET REPRESENTATIONS REVIEWER], that executed the within instrument, and also known to me to be the person who executed it on behalf of such [_____], and acknowledged to me that such [_____] executed the within instrument.

        IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal the day and year in this certificate first above written.

                                     _____
                                            Notary Public

        [SEAL]

My commission expires:

_____

STATE OF   )
)   ss.:

COUNTY OF   )

         On the ___ day of _____, ____, before me, a notary public in and for said State, personally appeared _____ known to me to be a _____ of [OPERATING ADVISOR], that executed the within instrument, and also known to me to be the person who executed it on behalf of such [_____], and acknowledged to me that such [_____] executed the within instrument.

         IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal the day and year in this certificate first above written.

                                    _____

                                         Notary Public

           [SEAL]

My commission expires:

_____

FORM OF [CLASS A-1] CERTIFICATE

[CLASS A-1]

[ISSUING ENTITY]

COMMERCIAL MORTGAGE PASS-THROUGH CERTIFICATES

[SERIES], [CLASS A-1]

[UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE CERTIFICATE REGISTRAR FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.][1]

[TRANSFERS OF THIS BOOK-ENTRY CERTIFICATE SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF DTC OR A SUCCESSOR THEREOF OR SUCH SUCCESSOR'S NOMINEE, AND TRANSFERS OF BENEFICIAL INTERESTS IN THIS BOOK-ENTRY CERTIFICATE SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE POOLING AND SERVICING AGREEMENT REFERRED TO BELOW.][2]

THIS CERTIFICATE DOES NOT REPRESENT AN INTEREST IN OR OBLIGATION OF THE DEPOSITOR, THE SPONSORS, THE MASTER SERVICER, THE SPECIAL SERVICER, THE TRUSTEE, THE CERTIFICATE ADMINISTRATOR, THE OPERATING ADVISOR, THE ASSET REPRESENTATIONS REVIEWER, THE UNDERWRITERS, THE MORTGAGE LOAN SELLERS OR ANY OF THEIR RESPECTIVE AFFILIATES. NEITHER THIS CERTIFICATE NOR THE UNDERLYING MORTGAGE LOANS ARE INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OR INSTRUMENTALITY OR PRIVATE INSURER.

PRINCIPAL PAYMENTS IN RESPECT OF THIS CERTIFICATE ARE DISTRIBUTABLE AS SET FORTH IN THE POOLING AND SERVICING AGREEMENT. ACCORDINGLY, THE OUTSTANDING CERTIFICATE BALANCE OF THIS CERTIFICATE AT ANY TIME MAY BE LESS THAN THE INITIAL CERTIFICATE BALANCE SET FORTH BELOW.

THIS CERTIFICATE REPRESENTS A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT", AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G(a)(1) AND 860D OF THE CODE.

THE PORTION OF THE CERTIFICATE BALANCE OF THE CERTIFICATES EVIDENCED BY THIS CERTIFICATE WILL BE DECREASED BY THE PORTION OF PRINCIPAL DISTRIBUTIONS ON THE CERTIFICATES AND THE PORTION OF REALIZED LOSSES ALLOCABLE TO THIS CERTIFICATE AND WILL BE INCREASED BY RECOVERIES ON THE RELATED MORTGAGE LOANS FOR NONRECOVERABLE ADVANCES (PLUS INTEREST THEREON) THAT WERE PREVIOUSLY

---

[1]   Legend required as long as DTC is the Depository under the Pooling and Servicing Agreement.

[2]   Book-Entry Certificate legend.

REIMBURSED FROM PRINCIPAL COLLECTIONS ON THE MORTGAGE LOANS THAT RESULTED IN A REDUCTION OF THE PRINCIPAL DISTRIBUTION AMOUNT. ACCORDINGLY, THE CERTIFICATE BALANCE OF THIS CERTIFICATE MAY BE LESS THAN THAT SET FORTH BELOW. ANYONE ACQUIRING THIS CERTIFICATE MAY ASCERTAIN ITS CURRENT CERTIFICATE BALANCE BY INQUIRY OF THE CERTIFICATE ADMINISTRATOR.

PASS-THROUGH RATE: [_____]%

DENOMINATION: $[   ]

DATE OF POOLING AND SERVICING
AGREEMENT: AS OF [_____], 20[__]

CUT-OFF DATE: AS SET FORTH IN THE
POOLING AND SERVICING AGREEMENT (AS
DEFINED HEREIN)

CLOSING DATE: [_____], 20[__]

FIRST DISTRIBUTION DATE:
[_____], 20[__]

APPROXIMATE AGGREGATE
CERTIFICATE BALANCE
OF THE [CLASS A-1] CERTIFICATES
AS OF THE CLOSING DATE: $[_____]

MASTER SERVICER: [MASTER SERVICER]

SPECIAL SERVICER: [SPECIAL SERVICER]

TRUSTEE: [TRUSTEE]

CERTIFICATE ADMINISTRATOR: [CERTIFICATE
ADMINISTRATOR]

OPERATING ADVISOR: [OPERATING ADVISOR]

ASSET REPRESENTATIONS REVIEWER: [ASSET
REPRESENTATIONS REVIEWER]

CUSIP NO.: [   ]

ISIN NO.: [   ]

COMMON CODE NO.: [   ]

CERTIFICATE NO.: [A-1]-[_]

A-1-3

[CLASS A-1] CERTIFICATE

evidencing a beneficial ownership interest in a Trust Fund, consisting primarily of a pool of commercial mortgage loans (the "Mortgage Loans" (and a separate trust subordinate companion loan interest in a commercial mortgage loan)), all payments on or collections in respect of the Mortgage Loans and the Trust Subordinate Companion Loan due after the Cut-off Date, all REO Properties and revenues received in respect thereof, the mortgagee's rights under the insurance policies, any Assignment of Leases, and any guaranties or other collateral as security for the Mortgage Loans and such amounts as shall from time to time be held in the Collection Account, the Distribution Accounts, the Interest Reserve Account, the Gain-on-Sale Reserve Account and the REO Accounts, formed and sold by

BANC OF AMERICA MERRILL LYNCH COMMERCIAL MORTGAGE INC.

THIS CERTIFIES THAT CEDE & CO. is the registered owner of the interest evidenced by this Certificate in the [Class A-1] Certificates issued by the Issuing Entity created pursuant to the Pooling and Servicing Agreement, dated as of [_____], 20[__] (the "Pooling and Servicing Agreement"), among BANC OF AMERICA MERRILL LYNCH COMMERCIAL MORTGAGE INC. (hereinafter called the "Depositor", which term includes any successor entity under the Pooling and Servicing Agreement), the Trustee, the Master Servicer, the Special Servicer, the Certificate Administrator, the Asset Representations Reviewer and the Operating Advisor. A summary of certain of the pertinent provisions of the Pooling and Servicing Agreement is set forth hereafter. To the extent not defined herein, the capitalized terms used herein shall have the meanings assigned thereto in the Pooling and Servicing Agreement.

This Certificate is one of a duly authorized issue of Certificates designated as Certificates of the series specified on the face hereof (herein called the "Certificates") and representing an interest in the Class of Certificates specified on the face hereof equal to the quotient expressed as a percentage obtained by dividing the Denomination of this Certificate specified on the face hereof, by the aggregate initial Certificate Balance of the [Class A-1] Certificates. The Certificates are designated as the [ISSUING ENTITY], Commercial Mortgage Pass-Through Certificates, [SERIES] and are issued in the classes as specifically set forth in the Pooling and Servicing Agreement. The Certificates will evidence in the aggregate 100% of the beneficial ownership of the Issuing Entity.

This Certificate does not purport to summarize the Pooling and Servicing Agreement and reference is made to that agreement for information with respect to the interests, rights, benefits, obligations, proceeds, and duties evidenced hereby and the rights, duties and obligations of the Trustee and the Certificate Administrator. This Certificate is issued under and is subject to the terms, provisions and conditions of the Pooling and Servicing Agreement, to which Pooling and Servicing Agreement, as amended from time to time, the Certificateholder by virtue of the acceptance hereof assents and by which the Certificateholder is bound. In the case of any conflict between terms specified in this Certificate and terms specified in the Pooling and Servicing Agreement, the terms of the Pooling and Servicing Agreement shall govern.

This Certificate represents a "regular interest" in a "real estate mortgage investment conduit", as those terms are defined, respectively, in Sections 860G(a)(1) and 860D of the Internal Revenue Code of 1986, as amended. Each Holder of this Certificate, by acceptance hereof, agrees to treat, and take no action inconsistent with the treatment of, this Certificate in accordance with the preceding sentence for purposes of federal income taxes, state and local income and franchise taxes and other taxes imposed on or measured by income.

Pursuant to the terms of the Pooling and Servicing Agreement, the Certificate Administrator shall distribute to the Person in whose name this Certificate is registered as of the related Record Date, an amount equal to such Person's *pro rata* share (based on the Percentage Interest represented by this Certificate) of that portion of the aggregate amount of principal and interest then distributable, if any, allocable to the Class of Certificates of the same Class as this Certificate for such Distribution Date, all as more fully described in the Pooling and Servicing Agreement. Holders of this Certificate may be entitled to Yield Maintenance Charges as provided in the Pooling and Servicing Agreement. All sums distributable on this Certificate are payable in the coin or currency of the United States of America as at the time of payment is legal tender for the payment of public and private debts.

Interest on this Certificate will accrue (computed as if each year consisted of 360 days and each month consisted of 30 days) during the Interest Accrual Period relating to such Distribution Date at the [Class A-1]

Pass-Through Rate specified above on the Certificate Balance of this Certificate immediately prior to each Distribution Date. Principal and interest allocated to this Certificate on any Distribution Date will be in an amount equal to this Certificate's *pro rata* share of the Available Funds to be distributed on the Certificates of this Class as of such Distribution Date, with a final distribution to be made upon retirement of this Certificate as set forth in the Pooling and Servicing Agreement.

Realized Losses and certain other amounts on the Mortgage Loans shall be allocated on the applicable Distribution Date to Certificateholders in the manner set forth in the Pooling and Servicing Agreement. All Realized Losses on the Mortgage Loans allocated to any Class of Certificates will be allocated *pro rata* among the outstanding Certificates of such Class.

This Certificate is limited in right of payment to, among other things, certain collections and recoveries respecting the Mortgage Loans, all as more specifically set forth in the Pooling and Servicing Agreement. As provided in the Pooling and Servicing Agreement, the Collection Account and the Distribution Accounts will be held on behalf of the Trustee on behalf of the Holders of Certificates specified in the Pooling and Servicing Agreement and the Master Servicer (with respect to the Collection Account) or the Certificate Administrator (with respect to the Distribution Accounts) will be authorized to make withdrawals therefrom. Amounts on deposit in such accounts may be invested in Permitted Investments. Interest or other investment income earned on funds in the Collection Account will be paid to the Master Servicer as set forth in the Pooling and Servicing Agreement. As provided in the Pooling and Servicing Agreement, withdrawals from the Collection Account shall be made from time to time for purposes other than distributions to Certificateholders, such purposes including reimbursement of certain expenses incurred with respect to the servicing of the Mortgage Loans and the Trust Subordinate Companion Loan and administration of the Issuing Entity.

All distributions under the Pooling and Servicing Agreement to a Class of Certificates shall be made on each Distribution Date (other than the final distribution on any Certificate) to Certificateholders of record on the related Record Date by check mailed to the address set forth therefor in the Certificate Register or, provided that such Certificateholder has provided the Certificate Administrator with wire instructions in writing at least five Business Days prior to the related Record Date, by wire transfer of immediately available funds to the account of such Certificateholder at a bank or other entity having appropriate facilities therefor. The final distribution on this Certificate (determined without regard to any possible future reimbursement of Realized Losses previously allocated to this Certificate) shall be made in like manner, but only upon presentment and surrender of this Certificate at the offices of the Certificate Registrar or such other location specified in the notice to Certificateholders of such final distribution.

Any funds not distributed on the final Distribution Date because of the failure of Certificateholders to tender their Certificates shall be set aside and held uninvested in trust and credited to the account or accounts of the appropriate non-tendering Holder or Holders. If any Certificates as to which notice has been posted pursuant to Section 4.01(i) of the Pooling and Servicing Agreement shall not have been surrendered for cancellation within six months after the time specified in such notice, the Certificate Administrator shall mail a second notice to the remaining non-tendering Certificateholders to surrender their Certificates for cancellation in order to receive the final distribution with respect thereto. If within one year after the second notice all such Certificates shall not have been surrendered for cancellation, the Certificate Administrator shall, directly or through an agent, take steps to contact the remaining non-tendering Certificateholders concerning surrender of their Certificates as it shall deem appropriate. The costs and expenses of holding such funds in trust and of contacting such Certificateholders following the first anniversary of the delivery of such second notice to the non-tendering Certificateholders shall be paid out of such funds. No interest shall accrue or be payable to any Certificateholder on any amount held in trust as a result of such Certificateholder's failure to surrender its Certificate(s) for final payment thereof in accordance with Section 4.01(i) of the Pooling and Servicing Agreement.

As provided in the Pooling and Servicing Agreement and subject to certain limitations therein set forth, the transfer of this Certificate is registerable in the Certificate Register only upon surrender of this Certificate for registration of transfer at the office of the Certificate Registrar or at the office of its transfer agent, duly endorsed by, or accompanied by an assignment in the form below or other written instrument of transfer in form satisfactory to the Certificate Registrar duly executed by the Holder hereof or such Holder's attorney-in-fact duly authorized in writing, and thereupon one or more new Certificates of the same Class in authorized Denominations will be issued to the designated transferee or transferees.

Subject to the terms of the Pooling and Servicing Agreement, the [Class A-1] Certificates will be issued in book-entry form through the facilities of DTC in minimum denominations of $[_____], and in integral multiples of $[_] in excess thereof, with one Certificate of each such Class evidencing an additional amount equal to the remainder of the initial Certificate Balance of such Class.

No fee or service charge shall be imposed by the Certificate Registrar for its services in respect of any registration of transfer or exchange referred to in Section 5.03 of the Pooling and Servicing Agreement. In connection with any transfer to an Institutional Accredited Investor, the Transferor shall reimburse the Issuing Entity for any costs (including the cost of the Certificate Registrar's counsel's review of the documents and any legal opinions, submitted by the transferor or transferee to the Certificate Registrar as provided in Section 5.03 of the Pooling and Servicing Agreement) incurred by the Certificate Registrar in connection with such transfer. The Certificate Registrar may require payment by each transferor of a sum sufficient to cover any tax, expense or other governmental charge payable in connection with any such transfer or exchange.

The Trustee, the Certificate Administrator, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer and the Certificate Registrar and any of their agents may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and neither the Trustee, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Registrar nor any such agents shall be affected by any notice to the contrary.

The Pooling and Servicing Agreement may be amended from time to time by the parties thereto, without the consent of any of the Certificateholders or the Companion Holders:

(i)   to correct any defect or ambiguity in the Pooling and Servicing Agreement in order to address any manifest error in any provision of the Pooling and Servicing Agreement;

(ii)   to cause the provisions in the Pooling and Servicing Agreement to conform or be consistent with or in furtherance of the statements made in the Prospectus with respect to the Certificates, the Issuing Entity or the Pooling and Servicing Agreement or to correct or supplement any of its provisions which may be inconsistent with any other provisions therein or to correct any error;

(iii)   to change the timing and/or nature of deposits in the Collection Account, the Distribution Accounts or any REO Account; provided that (a) the Master Servicer Remittance Date shall in no event be later than the Business Day prior to the related Distribution Date and (b) such change shall not adversely affect in any material respect the interests of any Certificateholder, as evidenced in writing by an Opinion of Counsel at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each Rating Agency with respect to such amendment;

(iv)   to amend any provision of the Pooling and Servicing Agreement to the extent necessary or desirable to maintain the status of each REMIC (or any grantor trust portion of the Issuing Entity) for the purposes of federal income tax law (or comparable provisions of state income tax law);

(v)   to modify, eliminate or add to the provisions of Section 5.03(n) of the Pooling and Servicing Agreement or any other provision of the Pooling and Servicing Agreement restricting transfer of the Class R Certificates; provided the Depositor has determined that such change shall not, as evidenced by an Opinion of Counsel, cause the Issuing Entity, any Trust REMIC or any of the Certificateholders (other than the Transferor) to be subject to a federal tax caused by a Transfer to a Person that is a Disqualified Organization or a Non-U.S. Tax Person;

(vi)   to amend any provision of the Pooling and Servicing Agreement to the extent necessary or desirable to list the Certificates on a stock exchange, including, without limitation, the appointment of one or more sub-certificate administrators and the requirement that certain information be delivered to such sub-certificate administrators;

(vii)   to make any other provisions with respect to matters or questions arising under or with respect to the Pooling and Servicing Agreement not inconsistent with the provisions therein;

A-1-6

(viii)   to modify, alter, amend, add or to rescind any of the provisions contained in the Pooling and Servicing Agreement if and to the extent necessary to comply with any rules or regulations promulgated, or any guidance provided with respect to Rule 15Ga-1 under the Exchange Act, by the SEC from time to time;

(ix)   to modify the provisions of Sections 3.05 and 3.17 of the Pooling and Servicing Agreement (with respect to reimbursement of Nonrecoverable Advances and Workout-Delayed Reimbursement Amounts) if (a) the Depositor, the Master Servicer, the Trustee and, for so long as a Control Event has not occurred and is not continuing, the Directing Certificateholder, determine that the commercial mortgage backed securities industry standard for such provisions has changed, in order to conform to such industry standard, (b) each Rating Agency shall have been provided with a Rating Agency Communication with respect to such modification, and (c) if no Control Termination Event or Consultation Termination Event has occurred and is continuing, the Directing Certificateholder consents to such modification;

(x)   to modify the procedures of the Pooling and Servicing Agreement relating to compliance with Rule 17g-5 of the Exchange Act; provided that if such modification materially increases the obligations of the Trustee, the Certificate Administrator, the Custodian, the Asset Representations Reviewer, the 17g-5 Information Provider, the Operating Advisor, the Depositor, the Master Servicer or the Special Servicer, then the consent of such party will be required;

(xi)   in the event of a TIA Applicability Determination, to modify, eliminate or add to the provisions of the Pooling and Servicing Agreement to such extent as shall be necessary to (A) effect the qualification of the Pooling and Servicing Agreement under the TIA or under any similar federal statute hereafter enacted and to add to the Pooling and Servicing Agreement such other provisions as may be expressly required by the TIA, and (B) modify such other provisions as are necessary to conform the Pooling and Servicing Agreement and be consistent with the modifications made pursuant to the preceding clause (A); provided that any amendment pursuant to this clause (xi) shall be at the sole cost and expense of the Depositor; and

(xii)   any other amendment which does not adversely affect in any material respect the interests of any Certificateholder (unless such Certificateholder consents).

Notwithstanding the foregoing, no such amendment (A) may change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under any Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary thereunder, without the consent of such Mortgage Loan Seller or (B) materially and adversely affects the holders of a Companion Loan without such Companion Holder's consent.

The Pooling and Servicing Agreement may also be amended from time to time by the parties thereto with the consent of the Holders of Certificates of each Class affected by such amendment evidencing in the aggregate not less than 51% of the aggregate Percentage Interests constituting the Class for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Pooling and Servicing Agreement or of modifying in any manner the rights of the Holders of Certificates of such Class; provided, however, that no such amendment shall:

(i)   reduce in any manner the amount of, or delay the timing of, payments received on the Mortgage Loans or the Trust Subordinate Companion Loan that are required to be distributed on a Certificate of any Class without the consent of the Holder of the Certificate or which are required to be distributed to a Companion Holder without the consent of such Companion Holder; or

(ii)   reduce the aforesaid percentage of Certificates of any Class the Holders of which are required to consent to any such amendment or remove the requirement to obtain consent of any Companion Holder or Holder of [LOAN SPECIFIC CLASS] Certificates, in any such case without the consent of the Holders of all Certificates of such Class then outstanding or such Companion Holders, as applicable; or

A-1-7

(iii)   adversely affect the Voting Rights of any Class of Certificates without the consent of the Holders of all Certificates of such Class then outstanding; or

(iv)   change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under such Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary under the Pooling and Servicing Agreement, without the consent of such Mortgage Loan Seller; or

(v)   amend the Servicing Standard without the consent of 100% of the Certificateholders or receipt of Rating Agency Confirmation from each Rating Agency and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates pursuant to Section 3.27 of the Pooling and Servicing Agreement) and, if required under the related Intercreditor Agreement, the consent of the holder of any AB Subordinate Companion Loan for each Serviced AB Whole Loan.

Further, notwithstanding the foregoing, none of the Operating Advisor, the Trustee, the Certificate Administrator, the Depositor, the Master Servicer, the Asset Representations Reviewer nor the Special Servicer will be required to consent to any amendment to the Pooling and Servicing Agreement without having first received an Opinion of Counsel (at the Issuing Entity's expense) to the effect that such amendment is permitted under the Pooling and Servicing Agreement and that such amendment or the exercise of any power granted to the Master Servicer, the Special Servicer, the Depositor, the Trustee, the Certificate Administrator, the Asset Representations Reviewer or any other specified person in accordance with such amendment will not result in the imposition of a tax on any portion of the Issuing Entity or any Trust REMIC, or cause any Trust REMIC to fail to qualify as a REMIC or cause the Grantor Trust to fail to qualify as a grantor trust under the relevant provisions of the Code. Furthermore, no amendment to the Pooling and Servicing Agreement may be made that changes in any material respect to the rights of the [LOAN SPECIFIC CLASS] Certificates without the consent of such Class and no amendment to the Pooling and Servicing Agreement may be made that changes any provisions specifically required to be included in the Pooling and Servicing Agreement by the [LOAN SPECIFIC] Intercreditor Agreement without the consent of the holder of the related Non-Serviced Pari Passu Companion Loan(s).

The Holders of the majority of the Controlling Class, the Special Servicer, the Master Servicer or the Holders of the Class R Certificates may, in that order of priority, at their option, upon 60 days' prior notice given to the Trustee, the Certificate Administrator and each of the other parties to the Pooling and Servicing Agreement, purchase all of the Mortgage Loans (for the avoidance of doubt, excluding the Trust Subordinate Companion Loan) (and all property acquired through exercise of remedies in respect of any related Mortgage Loan) and the Issuing Entity's portion of each REO Property (other than any portion related to the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) remaining in the Issuing Entity, and thereby effect termination of the Issuing Entity and early retirement of the then-outstanding Certificates, on or after the first Distribution Date on which the aggregate Stated Principal Balances of the Mortgage Loans and the Issuing Entity's portion of any REO Loans remaining in the Issuing Entity is less than [_____].

Following the date on which the [APPLICABLE CLASSES] Certificates are retired (and provided that there is only one Holder (or multiple Holders acting in unanimity) of the then-outstanding Certificates (other than the [LOAN SPECIFIC CLASS], Class [ARD] and Class R Certificates)), the Sole Certificateholder may, at its option exchange (subject to the Master Servicer's consent) all of its Certificates (other than the [LOAN SPECIFIC CLASS], Class [ARD] and Class R Certificates) for all of the Mortgage Loans (for the avoidance of doubt, excluding the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) and the Issuing Entity's portion of each REO Property (other than any portion related to the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) remaining in the Issuing Entity pursuant to the terms of the Pooling and Servicing Agreement. If the Trust Subordinate Companion Loan is the sole remaining asset of the Issuing Entity, the Holders of the [LOAN SPECIFIC CLASS] Certificates may exchange their Certificates for the Trust Subordinate Companion Loan and terminate the Issuing Entity pursuant to the terms of the Pooling and Servicing Agreement.

The obligations created by the Pooling and Servicing Agreement and the Issuing Entity created thereby (other than the obligation of the Certificate Administrator to make payments to Certificateholders as provided for in the Pooling and Servicing Agreement), shall terminate upon reduction of the Certificate Balances of all the Certificates to zero (including, without limitation, any such final payment resulting from a termination of the Issuing Entity due to a sale of its property) pursuant to the terms of the Pooling and Servicing Agreement. In no event, however, will the Trust created by the Pooling and Servicing Agreement continue beyond the expiration of 21 years from the death of the last survivor of the descendants of Joseph P. Kennedy, the late Ambassador of the United States to the Court of St. James, living on the date hereof.

Unless the certificate of authentication hereon has been executed by the Authenticating Agent, by manual signature, this Certificate shall not be entitled to any benefit under the Pooling and Servicing Agreement or be valid for any purpose. The Certificate Registrar has executed this Certificate on behalf of the Issuing Entity as Certificate Registrar under the Pooling and Servicing Agreement and makes no representation or warranty as to any of the statements contained herein or the validity or sufficiency of the Certificates or the Mortgage Loans.

THIS CERTIFICATE AND THE POOLING AND SERVICING AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH, AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES APPLIED IN NEW YORK.

IN WITNESS WHEREOF, the Certificate Registrar has caused this Certificate to be duly executed under this official seal.

> **[CERTIFICATE REGISTRAR]**, not in its individual capacity but solely as Certificate Registrar under the Pooling and Servicing Agreement

> By:_____
> **AUTHORIZED SIGNATORY**

Dated: [_____], 20[__]

CERTIFICATE OF AUTHENTICATION

THIS IS ONE OF THE [CLASS A-1] CERTIFICATES REFERRED TO IN THE WITHIN-MENTIONED POOLING AND SERVICING AGREEMENT.

> [**AUTHENTICATING AGENT**], as Authenticating Agent

> **By:** _____
> **AUTHORIZED SIGNATORY**

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM	-	as tenant in common	UNIF GIFT MIN ACT _____ Custodian
TEN ENT	-	as tenants by the entireties	(Cust)
JT TEN	-	as joint tenants with rights of survivorship and not as tenants in common	Under Uniform Gifts to Minors
			Act _____
			(State)

Additional abbreviations may also be used though not in the above list.

FORM OF TRANSFER

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto _____

_____
(Please insert Social Security or other identifying number of Assignee)

_____
(Please print or typewrite name and address of assignee)

_____

the within Certificate and does hereby or irrevocably constitute and appoint to transfer the said Certificate in the Certificate register of the within-named Trust, with full power of substitution in the premises.

Dated: _____

NOTICE: The signature to this assignment must correspond with the name as written upon the face of this Certificate in every particular without alteration or enlargement or any change whatever.

_____
SIGNATURE GUARANTEED

The signature must be guaranteed by a commercial bank or trust company or by a member firm of the New York Stock Exchange or another national securities exchange. Notarized or witnessed signatures are not acceptable.

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DISTRIBUTION INSTRUCTIONS

The assignee should include the following for purposes of distribution:

Distributions shall be made, by wire transfer or otherwise, in immediately available funds to _____ for the account of _____ account number _____ or, if mailed by check, to _____. Statements should be mailed to _____. This information is provided by assignee named above, or _____, as its agent.

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FORM OF [CLASS A-2] CERTIFICATE

[CLASS A-2]

[ISSUING ENTITY]

COMMERCIAL MORTGAGE PASS-THROUGH CERTIFICATES

[SERIES], [CLASS A-2]

[UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE CERTIFICATE REGISTRAR FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.][1]

[TRANSFERS OF THIS BOOK-ENTRY CERTIFICATE SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF DTC OR A SUCCESSOR THEREOF OR SUCH SUCCESSOR'S NOMINEE, AND TRANSFERS OF BENEFICIAL INTERESTS IN THIS BOOK-ENTRY CERTIFICATE SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE POOLING AND SERVICING AGREEMENT REFERRED TO BELOW.][2]

THIS CERTIFICATE DOES NOT REPRESENT AN INTEREST IN OR OBLIGATION OF THE DEPOSITOR, THE SPONSORS, THE MASTER SERVICER, THE SPECIAL SERVICER, THE TRUSTEE, THE CERTIFICATE ADMINISTRATOR, THE OPERATING ADVISOR, THE ASSET REPRESENTATIONS REVIEWER, THE UNDERWRITERS, THE MORTGAGE LOAN SELLERS OR ANY OF THEIR RESPECTIVE AFFILIATES. NEITHER THIS CERTIFICATE NOR THE UNDERLYING MORTGAGE LOANS ARE INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OR INSTRUMENTALITY OR PRIVATE INSURER.

PRINCIPAL PAYMENTS IN RESPECT OF THIS CERTIFICATE ARE DISTRIBUTABLE AS SET FORTH IN THE POOLING AND SERVICING AGREEMENT. ACCORDINGLY, THE OUTSTANDING CERTIFICATE BALANCE OF THIS CERTIFICATE AT ANY TIME MAY BE LESS THAN THE INITIAL CERTIFICATE BALANCE SET FORTH BELOW.

THIS CERTIFICATE REPRESENTS A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT", AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G(a)(1) AND 860D OF THE CODE.

THE PORTION OF THE CERTIFICATE BALANCE OF THE CERTIFICATES EVIDENCED BY THIS CERTIFICATE WILL BE DECREASED BY THE PORTION OF PRINCIPAL DISTRIBUTIONS ON THE CERTIFICATES AND THE PORTION OF REALIZED LOSSES ALLOCABLE TO THIS CERTIFICATE. AND WILL BE INCREASED BY RECOVERIES ON THE RELATED MORTGAGE LOANS FOR NONRECOVERABLE ADVANCES (PLUS INTEREST THEREON) THAT WERE PREVIOUSLY

---

[1]   Legend required as long as DTC is the Depository under the Pooling and Servicing Agreement.

[2]   Book-Entry Certificate legend.

REIMBURSED FROM PRINCIPAL COLLECTIONS ON THE MORTGAGE LOANS THAT RESULTED IN A REDUCTION OF THE PRINCIPAL DISTRIBUTION AMOUNT ACCORDINGLY, THE CERTIFICATE BALANCE OF THIS CERTIFICATE MAY BE LESS THAN THAT SET FORTH BELOW. ANYONE ACQUIRING THIS CERTIFICATE MAY ASCERTAIN ITS CURRENT CERTIFICATE BALANCE BY INQUIRY OF THE CERTIFICATE ADMINISTRATOR.

PASS-THROUGH RATE: [_____]%

DENOMINATION: $[   ]

DATE OF POOLING AND SERVICING
AGREEMENT: AS OF [_____], 20[__]

CUT-OFF DATE: AS SET FORTH IN THE
POOLING AND SERVICING AGREEMENT (AS
DEFINED HEREIN)

CLOSING DATE: [_____], 20[__]

FIRST DISTRIBUTION DATE:
[_____], 20[__]

APPROXIMATE AGGREGATE
CERTIFICATE BALANCE
OF THE CLASS [A-2] CERTIFICATES
AS OF THE CLOSING DATE: $[_____]

MASTER SERVICER: [MASTER SERVICER]

SPECIAL SERVICER: [SPECIAL SERVICER]

TRUSTEE: [TRUSTEE]

CERTIFICATE ADMINISTRATOR: [CERTIFICATE
ADMINISTRATOR]

OPERATING ADVISOR: [OPERATING ADVISOR]

ASSET REPRESENTATIONS REVIEWER: [ASSET
REPRESENTATIONS REVIEWER]

CUSIP NO.: [   ]

ISIN NO.: [   ]

COMMON CODE NO.: [   ]

CERTIFICATE NO.: [A-2]-[_]

[CLASS A-2] CERTIFICATE

evidencing a beneficial ownership interest in a Trust Fund, consisting primarily of a pool of commercial mortgage loans (the "Mortgage Loans" (and a separate trust subordinate companion loan interest in a commercial mortgage loan)), all payments on or collections in respect of the Mortgage Loans and the Trust Subordinate Companion Loan due after the Cut-off Date, all REO Properties and revenues received in respect thereof, the mortgagee's rights under the insurance policies, any Assignment of Leases, and any guaranties or other collateral as security for the Mortgage Loans and such amounts as shall from time to time be held in the Collection Account, the Distribution Accounts, the Interest Reserve Account, the Gain-on-Sale Reserve Account and the REO Accounts, formed and sold by

BANC OF AMERICA MERRILL LYNCH COMMERCIAL MORTGAGE INC.

THIS CERTIFIES THAT CEDE & CO. is the registered owner of the interest evidenced by this Certificate in the [Class A-2] Certificates issued by the Issuing Entity created pursuant to the Pooling and Servicing Agreement, dated as of [_____], 20[__] (the "Pooling and Servicing Agreement"), among BANC OF AMERICA MERRILL LYNCH COMMERCIAL MORTGAGE INC. (hereinafter called the "Depositor", which term includes any successor entity under the Pooling and Servicing Agreement), the Trustee, the Master Servicer, the Special Servicer, the Certificate Administrator, the Asset Representations Reviewer and the Operating Advisor. A summary of certain of the pertinent provisions of the Pooling and Servicing Agreement is set forth hereafter. To the extent not defined herein, the capitalized terms used herein shall have the meanings assigned thereto in the Pooling and Servicing Agreement.

This Certificate is one of a duly authorized issue of Certificates designated as Certificates of the series specified on the face hereof (herein called the "Certificates") and representing an interest in the Class of Certificates specified on the face hereof equal to the quotient expressed as a percentage obtained by dividing the Denomination of this Certificate specified on the face hereof, by the aggregate initial Certificate Balance of the [Class A-2] Certificates. The Certificates are designated as the [ISSUING ENTITY], Commercial Mortgage Pass-Through Certificates, [SERIES] and are issued in the classes as specifically set forth in the Pooling and Servicing Agreement. The Certificates will evidence in the aggregate 100% of the beneficial ownership of the Issuing Entity.

This Certificate does not purport to summarize the Pooling and Servicing Agreement and reference is made to that agreement for information with respect to the interests, rights, benefits, obligations, proceeds, and duties evidenced hereby and the rights, duties and obligations of the Trustee and the Certificate Administrator. This Certificate is issued under and is subject to the terms, provisions and conditions of the Pooling and Servicing Agreement, to which Pooling and Servicing Agreement, as amended from time to time, the Certificateholder by virtue of the acceptance hereof assents and by which the Certificateholder is bound. In the case of any conflict between terms specified in this Certificate and terms specified in the Pooling and Servicing Agreement, the terms of the Pooling and Servicing Agreement shall govern.

This Certificate represents a "regular interest" in a "real estate mortgage investment conduit", as those terms are defined, respectively, in Sections 860G(a)(1) and 860D of the Internal Revenue Code of 1986, as amended. Each Holder of this Certificate, by acceptance hereof, agrees to treat, and take no action inconsistent with the treatment of, this Certificate in accordance with the preceding sentence for purposes of federal income taxes, state and local income and franchise taxes and other taxes imposed on or measured by income.

Pursuant to the terms of the Pooling and Servicing Agreement, the Certificate Administrator shall distribute to the Person in whose name this Certificate is registered as of the related Record Date, an amount equal to such Person's *pro rata* share (based on the Percentage Interest represented by this Certificate) of that portion of the aggregate amount of principal and interest then distributable, if any, allocable to the Class of Certificates of the same Class as this Certificate for such Distribution Date, all as more fully described in the Pooling and Servicing Agreement. Holders of this Certificate may be entitled to Yield Maintenance Charges as provided in the Pooling and Servicing Agreement. All sums distributable on this Certificate are payable in the coin or currency of the United States of America as at the time of payment is legal tender for the payment of public and private debts.

Interest on this Certificate will accrue (computed as if each year consisted of 360 days and each month consisted of 30 days) during the Interest Accrual Period relating to such Distribution Date at the Class [A-2]

Pass-Through Rate specified above on the Certificate Balance of this Certificate immediately prior to each Distribution Date. Principal and interest allocated to this Certificate on any Distribution Date will be in an amount equal to this Certificate's *pro rata* share of the Available Funds to be distributed on the Certificates of this Class as of such Distribution Date, with a final distribution to be made upon retirement of this Certificate as set forth in the Pooling and Servicing Agreement.

Realized Losses and certain other amounts on the Mortgage Loans shall be allocated on the applicable Distribution Date to Certificateholders in the manner set forth in the Pooling and Servicing Agreement. All Realized Losses on the Mortgage Loans allocated to any Class of Certificates will be allocated *pro rata* among the outstanding Certificates of such Class.

This Certificate is limited in right of payment to, among other things, certain collections and recoveries respecting the Mortgage Loans, all as more specifically set forth in the Pooling and Servicing Agreement. As provided in the Pooling and Servicing Agreement, the Collection Account and the Distribution Accounts will be held on behalf of the Trustee on behalf of the Holders of Certificates specified in the Pooling and Servicing Agreement and the Master Servicer (with respect to the Collection Account) or the Certificate Administrator (with respect to the Distribution Accounts) will be authorized to make withdrawals therefrom. Amounts on deposit in such accounts may be invested in Permitted Investments. Interest or other investment income earned on funds in the Collection Account will be paid to the Master Servicer as set forth in the Pooling and Servicing Agreement. As provided in the Pooling and Servicing Agreement, withdrawals from the Collection Account shall be made from time to time for purposes other than distributions to Certificateholders, such purposes including reimbursement of certain expenses incurred with respect to the servicing of the Mortgage Loans and the Trust Subordinate Companion Loan and administration of the Issuing Entity.

All distributions under the Pooling and Servicing Agreement to a Class of Certificates shall be made on each Distribution Date (other than the final distribution on any Certificate) to Certificateholders of record on the related Record Date by check mailed to the address set forth therefor in the Certificate Register or, provided that such Certificateholder has provided the Certificate Administrator with wire instructions in writing at least five Business Days prior to the related Record Date, by wire transfer of immediately available funds to the account of such Certificateholder at a bank or other entity having appropriate facilities therefor. The final distribution on this Certificate (determined without regard to any possible future reimbursement of Realized Losses previously allocated to this Certificate) shall be made in like manner, but only upon presentment and surrender of this Certificate at the offices of the Certificate Registrar or such other location specified in the notice to Certificateholders of such final distribution.

Any funds not distributed on the final Distribution Date because of the failure of Certificateholders to tender their Certificates shall be set aside and held uninvested in trust and credited to the account or accounts of the appropriate non-tendering Holder or Holders. If any Certificates as to which notice has been posted pursuant to Section 4.01(i) of the Pooling and Servicing Agreement shall not have been surrendered for cancellation within six months after the time specified in such notice, the Certificate Administrator shall mail a second notice to the remaining non-tendering Certificateholders to surrender their Certificates for cancellation in order to receive the final distribution with respect thereto. If within one year after the second notice all such Certificates shall not have been surrendered for cancellation, the Certificate Administrator shall, directly or through an agent, take steps to contact the remaining non-tendering Certificateholders concerning surrender of their Certificates as it shall deem appropriate. The costs and expenses of holding such funds in trust and of contacting such Certificateholders following the first anniversary of the delivery of such second notice to the non-tendering Certificateholders shall be paid out of such funds. No interest shall accrue or be payable to any Certificateholder on any amount held in trust as a result of such Certificateholder's failure to surrender its Certificate(s) for final payment thereof in accordance with Section 4.01(i) of the Pooling and Servicing Agreement.

As provided in the Pooling and Servicing Agreement and subject to certain limitations therein set forth, the transfer of this Certificate is registerable in the Certificate Register only upon surrender of this Certificate for registration of transfer at the office of the Certificate Registrar or at the office of its transfer agent, duly endorsed by, or accompanied by an assignment in the form below or other written instrument of transfer in form satisfactory to the Certificate Registrar duly executed by the Holder hereof or such Holder's attorney-in-fact duly authorized in writing, and thereupon one or more new Certificates of the same Class in authorized Denominations will be issued to the designated transferee or transferees.

Subject to the terms of the Pooling and Servicing Agreement, the Class [A-2] Certificates will be issued in book-entry form through the facilities of DTC in minimum denominations of $[_____], and in integral multiples of $[_] in excess thereof, with one Certificate of each such Class evidencing an additional amount equal to the remainder of the initial Certificate Balance of such Class.

No fee or service charge shall be imposed by the Certificate Registrar for its services in respect of any registration of transfer or exchange referred to in Section 5.03 of the Pooling and Servicing Agreement. In connection with any transfer to an Institutional Accredited Investor, the Transferor shall reimburse the Issuing Entity for any costs (including the cost of the Certificate Registrar's counsel's review of the documents and any legal opinions, submitted by the transferor or transferee to the Certificate Registrar as provided in Section 5.03 of the Pooling and Servicing Agreement) incurred by the Certificate Registrar in connection with such transfer. The Certificate Registrar may require payment by each transferor of a sum sufficient to cover any tax, expense or other governmental charge payable in connection with any such transfer or exchange.

The Trustee, the Certificate Administrator, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer and the Certificate Registrar and any of their agents may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and neither the Trustee, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Registrar nor any such agents shall be affected by any notice to the contrary.

The Pooling and Servicing Agreement may be amended from time to time by the parties thereto, without the consent of any of the Certificateholders or the Companion Holders:

(i)   to correct any defect or ambiguity in the Pooling and Servicing Agreement in order to address any manifest error in any provision of the Pooling and Servicing Agreement;

(ii)   to cause the provisions in the Pooling and Servicing Agreement to conform or be consistent with or in furtherance of the statements made in the Prospectus with respect to the Certificates, the Issuing Entity or the Pooling and Servicing Agreement or to correct or supplement any of its provisions which may be inconsistent with any other provisions therein or to correct any error;

(iii)   to change the timing and/or nature of deposits in the Collection Account, the Distribution Accounts or any REO Account; provided that (a) the Master Servicer Remittance Date shall in no event be later than the Business Day prior to the related Distribution Date and (b) such change shall not adversely affect in any material respect the interests of any Certificateholder, as evidenced in writing by an Opinion of Counsel at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each Rating Agency with respect to such amendment;

(iv)   to amend any provision of the Pooling and Servicing Agreement to the extent necessary or desirable to maintain the status of each REMIC (or any grantor trust portion of the Issuing Entity) for the purposes of federal income tax law (or comparable provisions of state income tax law);

(v)   to modify, eliminate or add to the provisions of Section 5.03(n) of the Pooling and Servicing Agreement or any other provision of the Pooling and Servicing Agreement restricting transfer of the Class R Certificates; provided the Depositor has determined that such change shall not, as evidenced by an Opinion of Counsel, cause the Issuing Entity, any Trust REMIC or any of the Certificateholders (other than the Transferor) to be subject to a federal tax caused by a Transfer to a Person that is a Disqualified Organization or a Non-U.S. Tax Person;

(vi)   to amend any provision of the Pooling and Servicing Agreement to the extent necessary or desirable to list the Certificates on a stock exchange, including, without limitation, the appointment of one or more sub-certificate administrators and the requirement that certain information be delivered to such sub-certificate administrators;

(vii)   to make any other provisions with respect to matters or questions arising under or with respect to the Pooling and Servicing Agreement not inconsistent with the provisions therein;

A-2-6

(viii)   to modify, alter, amend, add or to rescind any of the provisions contained in the Pooling and Servicing Agreement if and to the extent necessary to comply with any rules or regulations promulgated, or any guidance provided with respect to Rule 15Ga-1 under the Exchange Act, by the SEC from time to time;

(ix)   to modify the provisions of Sections 3.05 and 3.17 of the Pooling and Servicing Agreement (with respect to reimbursement of Nonrecoverable Advances and Workout-Delayed Reimbursement Amounts) if (a) the Depositor, the Master Servicer, the Trustee and, for so long as a Control Event has not occurred and is not continuing, the Directing Certificateholder, determine that the commercial mortgage backed securities industry standard for such provisions has changed, in order to conform to such industry standard, (b) each Rating Agency shall have been provided with a Rating Agency Communication with respect to such modification, and (c) if no Control Termination Event or Consultation Termination Event has occurred and is continuing, the Directing Certificateholder consents to such modification;

(x)   to modify the procedures of the Pooling and Servicing Agreement relating to compliance with Rule 17g-5 of the Exchange Act; provided that if such modification materially increases the obligations of the Trustee, the Certificate Administrator, the Custodian, the Asset Representations Reviewer, the 17g-5 Information Provider, the Operating Advisor, the Depositor, the Master Servicer or the Special Servicer, then the consent of such party will be required;

(xi)   in the event of a TIA Applicability Determination, to modify, eliminate or add to the provisions of the Pooling and Servicing Agreement to such extent as shall be necessary to (A) effect the qualification of the Pooling and Servicing Agreement under the TIA or under any similar federal statute hereafter enacted and to add to the Pooling and Servicing Agreement such other provisions as may be expressly required by the TIA, and (B) modify such other provisions as are necessary to conform the Pooling and Servicing Agreement and be consistent with the modifications made pursuant to the preceding clause (A); provided that any amendment pursuant to this clause (xi) shall be at the sole cost and expense of the Depositor; and

(xii)   any other amendment which does not adversely affect in any material respect the interests of any Certificateholder (unless such Certificateholder consents).

Notwithstanding the foregoing, no such amendment (A) may change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under any Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary thereunder, without the consent of such Mortgage Loan Seller or (B) materially and adversely affects the holders of a Companion Loan without such Companion Holder's consent.

The Pooling and Servicing Agreement may also be amended from time to time by the parties thereto with the consent of the Holders of Certificates of each Class affected by such amendment evidencing in the aggregate not less than 51% of the aggregate Percentage Interests constituting the Class for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Pooling and Servicing Agreement or of modifying in any manner the rights of the Holders of Certificates of such Class; provided, however, that no such amendment shall:

(i)   reduce in any manner the amount of, or delay the timing of, payments received on the Mortgage Loans or the Trust Subordinate Companion Loan that are required to be distributed on a Certificate of any Class without the consent of the Holder of the Certificate or which are required to be distributed to a Companion Holder without the consent of such Companion Holder; or

(ii)   reduce the aforesaid percentage of Certificates of any Class the Holders of which are required to consent to any such amendment or remove the requirement to obtain consent of any Companion Holder or Holder of [LOAN SPECIFIC CLASS] Certificates, in any such case without the consent of the Holders of all Certificates of such Class then outstanding or such Companion Holders, as applicable; or

(iii)   adversely affect the Voting Rights of any Class of Certificates without the consent of the Holders of all Certificates of such Class then outstanding; or

(iv)   change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under such Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary under the Pooling and Servicing Agreement, without the consent of such Mortgage Loan Seller; or

(v)   amend the Servicing Standard without the consent of 100% of the Certificateholders or receipt of Rating Agency Confirmation from each Rating Agency and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates pursuant to Section 3.27 of the Pooling and Servicing Agreement) and, if required under the related Intercreditor Agreement, the consent of the holder of any AB Subordinate Companion Loan for each Serviced AB Whole Loan.

Further, notwithstanding the foregoing, none of the Operating Advisor, the Trustee, the Certificate Administrator, the Depositor, the Master Servicer, the Asset Representations Reviewer nor the Special Servicer will be required to consent to any amendment to the Pooling and Servicing Agreement without having first received an Opinion of Counsel (at the Issuing Entity's expense) to the effect that such amendment is permitted under the Pooling and Servicing Agreement and that such amendment or the exercise of any power granted to the Master Servicer, the Special Servicer, the Depositor, the Trustee, the Certificate Administrator, the Asset Representations Reviewer or any other specified person in accordance with such amendment will not result in the imposition of a tax on any portion of the Issuing Entity or any Trust REMIC, or cause any Trust REMIC to fail to qualify as a REMIC or cause the Grantor Trust to fail to qualify as a grantor trust under the relevant provisions of the Code. Furthermore, no amendment to the Pooling and Servicing Agreement may be made that changes in any material respect to the rights of the [LOAN SPECIFIC CLASS] Certificates without the consent of such Class and no amendment to the Pooling and Servicing Agreement may be made that changes any provisions specifically required to be included in the Pooling and Servicing Agreement by the [LOAN SPECIFIC] Intercreditor Agreement without the consent of the holder of the related Non-Serviced Pari Passu Companion Loan(s).

The Holders of the majority of the Controlling Class, the Special Servicer, the Master Servicer or the Holders of the Class R Certificates may, in that order of priority, at their option, upon 60 days' prior notice given to the Trustee, the Certificate Administrator and each of the other parties to the Pooling and Servicing Agreement, purchase all of the Mortgage Loans (for the avoidance of doubt, excluding the Trust Subordinate Companion Loan) (and all property acquired through exercise of remedies in respect of any related Mortgage Loan) and the Issuing Entity's portion of each REO Property (other than any portion related to the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) remaining in the Issuing Entity, and thereby effect termination of the Issuing Entity and early retirement of the then-outstanding Certificates, on or after the first Distribution Date on which the aggregate Stated Principal Balances of the Mortgage Loans and the Issuing Entity's portion of any REO Loans remaining in the Issuing Entity is less than [_____].

Following the date on which the [APPLICABLE CLASSES] Certificates are retired (and provided that there is only one Holder (or multiple Holders acting in unanimity) of the then-outstanding Certificates (other than the [LOAN SPECIFIC CLASS], Class [ARD] and Class R Certificates)), the Sole Certificateholder may, at its option exchange (subject to the Master Servicer's consent) all of its Certificates (other than the [LOAN SPECIFIC CLASS], Class [ARD] and Class R Certificates) for all of the Mortgage Loans (for the avoidance of doubt, excluding the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) and the Issuing Entity's portion of each REO Property (other than any portion related to the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) remaining in the Issuing Entity pursuant to the terms of the Pooling and Servicing Agreement. If the Trust Subordinate Companion Loan is the sole remaining asset of the Issuing Entity, the Holders of the [LOAN SPECIFIC CLASS] Certificates may exchange their Certificates for the Trust Subordinate Companion Loan and terminate the Issuing Entity pursuant to the terms of the Pooling and Servicing Agreement.

The obligations created by the Pooling and Servicing Agreement and the Issuing Entity created thereby (other than the obligation of the Certificate Administrator to make payments to Certificateholders as provided for in the Pooling and Servicing Agreement), shall terminate upon reduction of the Certificate Balances of all the Certificates to zero (including, without limitation, any such final payment resulting from a termination of the Issuing Entity due to a sale of its property) pursuant to the terms of the Pooling and Servicing Agreement. In no event, however, will the Trust created by the Pooling and Servicing Agreement continue beyond the expiration of 21 years from the death of the last survivor of the descendants of Joseph P. Kennedy, the late Ambassador of the United States to the Court of St. James, living on the date hereof.

Unless the certificate of authentication hereon has been executed by the Authenticating Agent, by manual signature, this Certificate shall not be entitled to any benefit under the Pooling and Servicing Agreement or be valid for any purpose. The Certificate Registrar has executed this Certificate on behalf of the Issuing Entity as Certificate Registrar under the Pooling and Servicing Agreement and makes no representation or warranty as to any of the statements contained herein or the validity or sufficiency of the Certificates or the Mortgage Loans.

THIS CERTIFICATE AND THE POOLING AND SERVICING AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH, AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES APPLIED IN NEW YORK.

IN WITNESS WHEREOF, the Certificate Registrar has caused this Certificate to be duly executed under this official seal.

[**CERTIFICATE REGISTRAR**], not in its individual capacity but solely as Certificate Registrar under the Pooling and Servicing Agreement

By: _____
      AUTHORIZED SIGNATORY

Dated: [_____], 20[__]

CERTIFICATE OF AUTHENTICATION

      THIS IS ONE OF THE [CLASS A-2] CERTIFICATES REFERRED TO IN THE WITHIN-MENTIONED POOLING AND SERVICING AGREEMENT.

[**AUTHENTICATING AGENT**], as Authenticating Agent

By: _____
      AUTHORIZED SIGNATORY

A-2-10

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM	-	as tenant in common	UNIF GIFT MIN ACT _____ Custodian
TEN ENT	-	as tenants by the entireties	(Cust)
JT TEN	-	as joint tenants with rights of survivorship and not as tenants in common	Under Uniform Gifts to Minors

Act _____

(State)

Additional abbreviations may also be used though not in the above list.

FORM OF TRANSFER

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto _____

_____

(Please insert Social Security or other identifying number of Assignee)

_____

(Please print or typewrite name and address of assignee)

_____

the within Certificate and does hereby or irrevocably constitute and appoint to transfer the said Certificate in the Certificate register of the within-named Trust, with full power of substitution in the premises.

Dated: _____

NOTICE: The signature to this assignment must correspond with the name as written upon the face of this Certificate in every particular without alteration or enlargement or any change whatever.

_____
SIGNATURE GUARANTEED

The signature must be guaranteed by a commercial bank or trust company or by a member firm of the New York Stock Exchange or another national securities exchange. Notarized or witnessed signatures are not acceptable.

DISTRIBUTION INSTRUCTIONS

The assignee should include the following for purposes of distribution:

Distributions shall be made, by wire transfer or otherwise, in immediately available funds to _____ for the account of _____ account number _____ or, if mailed by check, to _____. Statements should be mailed to _____. This information is provided by assignee named above, or _____, as its agent.

FORM OF [CLASS A-3] CERTIFICATE

[CLASS A-3]

[ISSUING ENTITY]

COMMERCIAL MORTGAGE PASS-THROUGH CERTIFICATES

[SERIES], [CLASS A-3]

[UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE CERTIFICATE REGISTRAR FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.][1]

[TRANSFERS OF THIS BOOK-ENTRY CERTIFICATE SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF DTC OR A SUCCESSOR THEREOF OR SUCH SUCCESSOR'S NOMINEE, AND TRANSFERS OF BENEFICIAL INTERESTS IN THIS BOOK-ENTRY CERTIFICATE SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE POOLING AND SERVICING AGREEMENT REFERRED TO BELOW.][2]

THIS CERTIFICATE DOES NOT REPRESENT AN INTEREST IN OR OBLIGATION OF THE DEPOSITOR, THE SPONSORS, THE MASTER SERVICER, THE SPECIAL SERVICER, THE TRUSTEE, THE CERTIFICATE ADMINISTRATOR, THE OPERATING ADVISOR, THE ASSET REPRESENTATIONS REVIEWER, THE UNDERWRITERS, THE MORTGAGE LOAN SELLERS OR ANY OF THEIR RESPECTIVE AFFILIATES. NEITHER THIS CERTIFICATE NOR THE UNDERLYING MORTGAGE LOANS ARE INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OR INSTRUMENTALITY OR PRIVATE INSURER.

PRINCIPAL PAYMENTS IN RESPECT OF THIS CERTIFICATE ARE DISTRIBUTABLE AS SET FORTH IN THE POOLING AND SERVICING AGREEMENT. ACCORDINGLY, THE OUTSTANDING CERTIFICATE BALANCE OF THIS CERTIFICATE AT ANY TIME MAY BE LESS THAN THE INITIAL CERTIFICATE BALANCE SET FORTH BELOW.

THIS CERTIFICATE REPRESENTS A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT", AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G(a)(1) AND 860D OF THE CODE.

THE PORTION OF THE CERTIFICATE BALANCE OF THE CERTIFICATES EVIDENCED BY THIS CERTIFICATE WILL BE DECREASED BY THE PORTION OF PRINCIPAL DISTRIBUTIONS ON THE CERTIFICATES AND THE PORTION OF REALIZED LOSSES ALLOCABLE TO THIS CERTIFICATE AND WILL BE INCREASED BY RECOVERIES ON THE RELATED MORTGAGE LOANS FOR NONRECOVERABLE ADVANCES (PLUS INTEREST THEREON) THAT WERE PREVIOUSLY

---

[1]   Legend required as long as DTC is the Depository under the Pooling and Servicing Agreement.

[2]   Book-Entry Certificate legend.

REIMBURSED FROM PRINCIPAL COLLECTIONS ON THE MORTGAGE LOANS THAT RESULTED IN A REDUCTION OF THE PRINCIPAL DISTRIBUTION AMOUNT. ACCORDINGLY, THE CERTIFICATE BALANCE OF THIS CERTIFICATE MAY BE LESS THAN THAT SET FORTH BELOW. ANYONE ACQUIRING THIS CERTIFICATE MAY ASCERTAIN ITS CURRENT CERTIFICATE BALANCE BY INQUIRY OF THE CERTIFICATE ADMINISTRATOR.

PASS-THROUGH RATE: [_____]%

DENOMINATION: $[   ]

DATE OF POOLING AND SERVICING
AGREEMENT: AS OF [_____], 20[__]

CUT-OFF DATE: AS SET FORTH IN THE
POOLING AND SERVICING AGREEMENT (AS
DEFINED HEREIN)

CLOSING DATE: [_____], 20[__]

FIRST DISTRIBUTION DATE:
[_____], 20[__]

APPROXIMATE AGGREGATE
CERTIFICATE BALANCE
OF THE [CLASS A-3] CERTIFICATES
AS OF THE CLOSING DATE: $[_____]

MASTER SERVICER: [MASTER SERVICER]

SPECIAL SERVICER: [SPECIAL SERVICER]

TRUSTEE: [TRUSTEE]

CERTIFICATE ADMINISTRATOR: [CERTIFICATE
ADMINISTRATOR]

OPERATING ADVISOR: [OPERATING ADVISOR]

ASSET REPRESENTATIONS REVIEWER: [ASSET
REPRESENTATIONS REVIEWER]

CUSIP NO.: [   ]

ISIN NO.: [   ]

COMMON CODE NO.: [   ]

CERTIFICATE NO.: [A-3]-[_]

[CLASS A-3] CERTIFICATE

evidencing a beneficial ownership interest in a Trust Fund, consisting primarily of a pool of commercial mortgage loans (the "Mortgage Loans" (and a separate trust subordinate companion loan interest in a commercial mortgage loan)), all payments on or collections in respect of the Mortgage Loans and the Trust Subordinate Companion Loan due after the Cut-off Date, all REO Properties and revenues received in respect thereof, the mortgagee's rights under the insurance policies, any Assignment of Leases, and any guaranties or other collateral as security for the Mortgage Loans and such amounts as shall from time to time be held in the Collection Account, the Distribution Accounts, the Interest Reserve Account, the Gain-on-Sale Reserve Account and the REO Accounts, formed and sold by

BANC OF AMERICA MERRILL LYNCH COMMERCIAL MORTGAGE INC.

THIS CERTIFIES THAT CEDE & CO. is the registered owner of the interest evidenced by this Certificate in the [Class A-3] Certificates issued by the Issuing Entity created pursuant to the Pooling and Servicing Agreement, dated as of [_____], 20[__] (the "Pooling and Servicing Agreement"), among BANC OF AMERICA MERRILL LYNCH COMMERCIAL MORTGAGE INC. (hereinafter called the "Depositor", which term includes any successor entity under the Pooling and Servicing Agreement), the Trustee, the Master Servicer, the Special Servicer, the Certificate Administrator, the Asset Representations Reviewer and the Operating Advisor. A summary of certain of the pertinent provisions of the Pooling and Servicing Agreement is set forth hereafter. To the extent not defined herein, the capitalized terms used herein shall have the meanings assigned thereto in the Pooling and Servicing Agreement.

This Certificate is one of a duly authorized issue of Certificates designated as Certificates of the series specified on the face hereof (herein called the "Certificates") and representing an interest in the Class of Certificates specified on the face hereof equal to the quotient expressed as a percentage obtained by dividing the Denomination of this Certificate specified on the face hereof, by the aggregate initial Certificate Balance of the [Class A-3] Certificates. The Certificates are designated as the [ISSUING ENTITY], Commercial Mortgage Pass-Through Certificates, [SERIES] and are issued in the classes as specifically set forth in the Pooling and Servicing Agreement. The Certificates will evidence in the aggregate 100% of the beneficial ownership of the Issuing Entity.

This Certificate does not purport to summarize the Pooling and Servicing Agreement and reference is made to that agreement for information with respect to the interests, rights, benefits, obligations, proceeds, and duties evidenced hereby and the rights, duties and obligations of the Trustee and the Certificate Administrator. This Certificate is issued under and is subject to the terms, provisions and conditions of the Pooling and Servicing Agreement, to which Pooling and Servicing Agreement, as amended from time to time, the Certificateholder by virtue of the acceptance hereof assents and by which the Certificateholder is bound. In the case of any conflict between terms specified in this Certificate and terms specified in the Pooling and Servicing Agreement, the terms of the Pooling and Servicing Agreement shall govern.

This Certificate represents a "regular interest" in a "real estate mortgage investment conduit", as those terms are defined, respectively, in Sections 860G(a)(1) and 860D of the Internal Revenue Code of 1986, as amended. Each Holder of this Certificate, by acceptance hereof, agrees to treat, and take no action inconsistent with the treatment of, this Certificate in accordance with the preceding sentence for purposes of federal income taxes, state and local income and franchise taxes and other taxes imposed on or measured by income.

Pursuant to the terms of the Pooling and Servicing Agreement, the Certificate Administrator shall distribute to the Person in whose name this Certificate is registered as of the related Record Date, an amount equal to such Person's *pro rata* share (based on the Percentage Interest represented by this Certificate) of that portion of the aggregate amount of principal and interest then distributable, if any, allocable to the Class of Certificates of the same Class as this Certificate for such Distribution Date, all as more fully described in the Pooling and Servicing Agreement. Holders of this Certificate may be entitled to Yield Maintenance Charges as provided in the Pooling and Servicing Agreement. All sums distributable on this Certificate are payable in the coin or currency of the United States of America as at the time of payment is legal tender for the payment of public and private debts.

Interest on this Certificate will accrue (computed as if each year consisted of 360 days and each month consisted of 30 days) during the Interest Accrual Period relating to such Distribution Date at the [Class A-3]

Pass-Through Rate specified above on the Certificate Balance of this Certificate immediately prior to each Distribution Date. Principal and interest allocated to this Certificate on any Distribution Date will be in an amount equal to this Certificate's *pro rata* share of the Available Funds to be distributed on the Certificates of this Class as of such Distribution Date, with a final distribution to be made upon retirement of this Certificate as set forth in the Pooling and Servicing Agreement.

Realized Losses and certain other amounts on the Mortgage Loans shall be allocated on the applicable Distribution Date to Certificateholders in the manner set forth in the Pooling and Servicing Agreement. All Realized Losses on the Mortgage Loans allocated to any Class of Certificates will be allocated *pro rata* among the outstanding Certificates of such Class.

This Certificate is limited in right of payment to, among other things, certain collections and recoveries respecting the Mortgage Loans, all as more specifically set forth in the Pooling and Servicing Agreement. As provided in the Pooling and Servicing Agreement, the Collection Account and the Distribution Accounts will be held on behalf of the Trustee on behalf of the Holders of Certificates specified in the Pooling and Servicing Agreement and the Master Servicer (with respect to the Collection Account) or the Certificate Administrator (with respect to the Distribution Accounts) will be authorized to make withdrawals therefrom. Amounts on deposit in such accounts may be invested in Permitted Investments. Interest or other investment income earned on funds in the Collection Account will be paid to the Master Servicer as set forth in the Pooling and Servicing Agreement. As provided in the Pooling and Servicing Agreement, withdrawals from the Collection Account shall be made from time to time for purposes other than distributions to Certificateholders, such purposes including reimbursement of certain expenses incurred with respect to the servicing of the Mortgage Loans and the Trust Subordinate Companion Loan and administration of the Issuing Entity.

All distributions under the Pooling and Servicing Agreement to a Class of Certificates shall be made on each Distribution Date (other than the final distribution on any Certificate) to Certificateholders of record on the related Record Date by check mailed to the address set forth therefor in the Certificate Register or, provided that such Certificateholder has provided the Certificate Administrator with wire instructions in writing at least five Business Days prior to the related Record Date, by wire transfer of immediately available funds to the account of such Certificateholder at a bank or other entity having appropriate facilities therefor. The final distribution on this Certificate (determined without regard to any possible future reimbursement of Realized Losses previously allocated to this Certificate) shall be made in like manner, but only upon presentment and surrender of this Certificate at the offices of the Certificate Registrar or such other location specified in the notice to Certificateholders of such final distribution.

Any funds not distributed on the final Distribution Date because of the failure of Certificateholders to tender their Certificates shall be set aside and held uninvested in trust and credited to the account or accounts of the appropriate non-tendering Holder or Holders. If any Certificates as to which notice has been posted pursuant to Section 4.01(i) of the Pooling and Servicing Agreement shall not have been surrendered for cancellation within six months after the time specified in such notice, the Certificate Administrator shall mail a second notice to the remaining non-tendering Certificateholders to surrender their Certificates for cancellation in order to receive the final distribution with respect thereto. If within one year after the second notice all such Certificates shall not have been surrendered for cancellation, the Certificate Administrator shall, directly or through an agent, take steps to contact the remaining non-tendering Certificateholders concerning surrender of their Certificates as it shall deem appropriate. The costs and expenses of holding such funds in trust and of contacting such Certificateholders following the first anniversary of the delivery of such second notice to the non-tendering Certificateholders shall be paid out of such funds. No interest shall accrue or be payable to any Certificateholder on any amount held in trust as a result of such Certificateholder's failure to surrender its Certificate(s) for final payment thereof in accordance with Section 4.01(i) of the Pooling and Servicing Agreement.

As provided in the Pooling and Servicing Agreement and subject to certain limitations therein set forth, the transfer of this Certificate is registerable in the Certificate Register only upon surrender of this Certificate for registration of transfer at the office of the Certificate Registrar or at the office of its transfer agent, duly endorsed by, or accompanied by an assignment in the form below or other written instrument of transfer in form satisfactory to the Certificate Registrar duly executed by the Holder hereof or such Holder's attorney-in-fact duly authorized in writing, and thereupon one or more new Certificates of the same Class in authorized Denominations will be issued to the designated transferee or transferees.

A-3-5

Subject to the terms of the Pooling and Servicing Agreement, the [Class A-3] Certificates will be issued in book-entry form through the facilities of DTC in minimum denominations of $[_____], and in integral multiples of $[_] in excess thereof, with one Certificate of each such Class evidencing an additional amount equal to the remainder of the initial Certificate Balance of such Class.

No fee or service charge shall be imposed by the Certificate Registrar for its services in respect of any registration of transfer or exchange referred to in Section 5.03 of the Pooling and Servicing Agreement. In connection with any transfer to an Institutional Accredited Investor, the Transferor shall reimburse the Issuing Entity for any costs (including the cost of the Certificate Registrar's counsel's review of the documents and any legal opinions, submitted by the transferor or transferee to the Certificate Registrar as provided in Section 5.03 of the Pooling and Servicing Agreement) incurred by the Certificate Registrar in connection with such transfer. The Certificate Registrar may require payment by each transferor of a sum sufficient to cover any tax, expense or other governmental charge payable in connection with any such transfer or exchange.

The Trustee, the Certificate Administrator, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer and the Certificate Registrar and any of their agents may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and neither the Trustee, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Registrar nor any such agents shall be affected by any notice to the contrary.

The Pooling and Servicing Agreement may be amended from time to time by the parties thereto, without the consent of any of the Certificateholders or the Companion Holders:

(i)   to correct any defect or ambiguity in the Pooling and Servicing Agreement in order to address any manifest error in any provision of the Pooling and Servicing Agreement;

(ii)   to cause the provisions in the Pooling and Servicing Agreement to conform or be consistent with or in furtherance of the statements made in the Prospectus with respect to the Certificates, the Issuing Entity or the Pooling and Servicing Agreement or to correct or supplement any of its provisions which may be inconsistent with any other provisions therein or to correct any error;

(iii)   to change the timing and/or nature of deposits in the Collection Account, the Distribution Accounts or any REO Account; provided that (a) the Master Servicer Remittance Date shall in no event be later than the Business Day prior to the related Distribution Date and (b) such change shall not adversely affect in any material respect the interests of any Certificateholder, as evidenced in writing by an Opinion of Counsel at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each Rating Agency with respect to such amendment;

(iv)   to amend any provision of the Pooling and Servicing Agreement to the extent necessary or desirable to maintain the status of each REMIC (or any grantor trust portion of the Issuing Entity) for the purposes of federal income tax law (or comparable provisions of state income tax law);

(v)   to modify, eliminate or add to the provisions of Section 5.03(n) of the Pooling and Servicing Agreement or any other provision of the Pooling and Servicing Agreement restricting transfer of the Class R Certificates; provided the Depositor has determined that such change shall not, as evidenced by an Opinion of Counsel, cause the Issuing Entity, any Trust REMIC or any of the Certificateholders (other than the Transferor) to be subject to a federal tax caused by a Transfer to a Person that is a Disqualified Organization or a Non-U.S. Tax Person;

(vi)   to amend any provision of the Pooling and Servicing Agreement to the extent necessary or desirable to list the Certificates on a stock exchange, including, without limitation, the appointment of one or more sub-certificate administrators and the requirement that certain information be delivered to such sub-certificate administrators;

(vii)   to make any other provisions with respect to matters or questions arising under or with respect to the Pooling and Servicing Agreement not inconsistent with the provisions therein;

A-3-6

(viii)   to modify, alter, amend, add or to rescind any of the provisions contained in the Pooling and Servicing Agreement if and to the extent necessary to comply with any rules or regulations promulgated, or any guidance provided with respect to Rule 15Ga-1 under the Exchange Act, by the SEC from time to time;

(ix)   to modify the provisions of Sections 3.05 and 3.17 of the Pooling and Servicing Agreement (with respect to reimbursement of Nonrecoverable Advances and Workout-Delayed Reimbursement Amounts) if (a) the Depositor, the Master Servicer, the Trustee and, for so long as a Control Event has not occurred and is not continuing, the Directing Certificateholder, determine that the commercial mortgage backed securities industry standard for such provisions has changed, in order to conform to such industry standard, (b) each Rating Agency shall have been provided with a Rating Agency Communication with respect to such modification, and (c) if no Control Termination Event or Consultation Termination Event has occurred and is continuing, the Directing Certificateholder consents to such modification;

(x)   to modify the procedures of the Pooling and Servicing Agreement relating to compliance with Rule 17g-5 of the Exchange Act; provided that if such modification materially increases the obligations of the Trustee, the Certificate Administrator, the Custodian, the Asset Representations Reviewer, the 17g-5 Information Provider, the Operating Advisor, the Depositor, the Master Servicer or the Special Servicer, then the consent of such party will be required;

(xi)   in the event of a TIA Applicability Determination, to modify, eliminate or add to the provisions of the Pooling and Servicing Agreement to such extent as shall be necessary to (A) effect the qualification of the Pooling and Servicing Agreement under the TIA or under any similar federal statute hereafter enacted and to add to the Pooling and Servicing Agreement such other provisions as may be expressly required by the TIA, and (B) modify such other provisions as are necessary to conform the Pooling and Servicing Agreement and be consistent with the modifications made pursuant to the preceding clause (A); provided that any amendment pursuant to this clause (xi) shall be at the sole cost and expense of the Depositor; and

(xii)   any other amendment which does not adversely affect in any material respect the interests of any Certificateholder (unless such Certificateholder consents).

Notwithstanding the foregoing, no such amendment (A) may change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under any Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary thereunder, without the consent of such Mortgage Loan Seller or (B) materially and adversely affects the holders of a Companion Loan without such Companion Holder's consent.

The Pooling and Servicing Agreement may also be amended from time to time by the parties thereto with the consent of the Holders of Certificates of each Class affected by such amendment evidencing in the aggregate not less than 51% of the aggregate Percentage Interests constituting the Class for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Pooling and Servicing Agreement or of modifying in any manner the rights of the Holders of Certificates of such Class; provided, however, that no such amendment shall:

(i)   reduce in any manner the amount of, or delay the timing of, payments received on the Mortgage Loans or the Trust Subordinate Companion Loan that are required to be distributed on a Certificate of any Class without the consent of the Holder of the Certificate or which are required to be distributed to a Companion Holder without the consent of such Companion Holder; or

(ii)   reduce the aforesaid percentage of Certificates of any Class the Holders of which are required to consent to any such amendment or remove the requirement to obtain consent of any Companion Holder or Holder of [LOAN SPECIFIC CLASS] Certificates, in any such case without the consent of the Holders of all Certificates of such Class then outstanding or such Companion Holders, as applicable; or

A-3-7

(iii)   adversely affect the Voting Rights of any Class of Certificates without the consent of the Holders of all Certificates of such Class then outstanding; or

(iv)   change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under such Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary under the Pooling and Servicing Agreement, without the consent of such Mortgage Loan Seller; or

(v)   amend the Servicing Standard without the consent of 100% of the Certificateholders or receipt of Rating Agency Confirmation from each Rating Agency and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates pursuant to Section 3.27 of the Pooling and Servicing Agreement) and, if required under the related Intercreditor Agreement, the consent of the holder of any AB Subordinate Companion Loan for each Serviced AB Whole Loan.

Further, notwithstanding the foregoing, none of the Operating Advisor, the Trustee, the Certificate Administrator, the Depositor, the Master Servicer, the Asset Representations Reviewer nor the Special Servicer will be required to consent to any amendment to the Pooling and Servicing Agreement without having first received an Opinion of Counsel (at the Issuing Entity's expense) to the effect that such amendment is permitted under the Pooling and Servicing Agreement and that such amendment or the exercise of any power granted to the Master Servicer, the Special Servicer, the Depositor, the Trustee, the Certificate Administrator, the Asset Representations Reviewer or any other specified person in accordance with such amendment will not result in the imposition of a tax on any portion of the Issuing Entity or any Trust REMIC, or cause any Trust REMIC to fail to qualify as a REMIC or cause the Grantor Trust to fail to qualify as a grantor trust under the relevant provisions of the Code. Furthermore, no amendment to the Pooling and Servicing Agreement may be made that changes in any material respect to the rights of the [LOAN SPECIFIC CLASS] Certificates without the consent of such Class and no amendment to the Pooling and Servicing Agreement may be made that changes any provisions specifically required to be included in the Pooling and Servicing Agreement by the [LOAN SPECIFIC] Intercreditor Agreement without the consent of the holder of the related Non-Serviced Pari Passu Companion Loan(s).

The Holders of the majority of the Controlling Class, the Special Servicer, the Master Servicer or the Holders of the Class R Certificates may, in that order of priority, at their option, upon 60 days' prior notice given to the Trustee, the Certificate Administrator and each of the other parties to the Pooling and Servicing Agreement, purchase all of the Mortgage Loans (for the avoidance of doubt, excluding the Trust Subordinate Companion Loan) (and all property acquired through exercise of remedies in respect of any related Mortgage Loan) and the Issuing Entity's portion of each REO Property (other than any portion related to the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) remaining in the Issuing Entity, and thereby effect termination of the Issuing Entity and early retirement of the then-outstanding Certificates, on or after the first Distribution Date on which the aggregate Stated Principal Balances of the Mortgage Loans and the Issuing Entity's portion of any REO Loans remaining in the Issuing Entity is less than [_____].

Following the date on which the [APPLICABLE CLASSES] Certificates are retired (and provided that there is only one Holder (or multiple Holders acting in unanimity) of the then-outstanding Certificates (other than the [LOAN SPECIFIC CLASS], Class [ARD] and Class R Certificates)), the Sole Certificateholder may, at its option exchange (subject to the Master Servicer's consent) all of its Certificates (other than the [LOAN SPECIFIC CLASS], Class [ARD] and Class R Certificates) for all of the Mortgage Loans (for the avoidance of doubt, excluding the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) and the Issuing Entity's portion of each REO Property (other than any portion related to the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) remaining in the Issuing Entity pursuant to the terms of the Pooling and Servicing Agreement. If the Trust Subordinate Companion Loan is the sole remaining asset of the Issuing Entity, the Holders of the [LOAN SPECIFIC CLASS] Certificates may exchange their Certificates for the Trust Subordinate Companion Loan and terminate the Issuing Entity pursuant to the terms of the Pooling and Servicing Agreement.

The obligations created by the Pooling and Servicing Agreement and the Issuing Entity created thereby (other than the obligation of the Certificate Administrator to make payments to Certificateholders as provided for in the Pooling and Servicing Agreement), shall terminate upon reduction of the Certificate Balances of all the Certificates to zero (including, without limitation, any such final payment resulting from a termination of the Issuing Entity due to a sale of its property) pursuant to the terms of the Pooling and Servicing Agreement. In no event, however, will the Trust created by the Pooling and Servicing Agreement continue beyond the expiration of 21 years from the death of the last survivor of the descendants of Joseph P. Kennedy, the late Ambassador of the United States to the Court of St. James, living on the date hereof.

Unless the certificate of authentication hereon has been executed by the Authenticating Agent, by manual signature, this Certificate shall not be entitled to any benefit under the Pooling and Servicing Agreement or be valid for any purpose. The Certificate Registrar has executed this Certificate on behalf of the Issuing Entity as Certificate Registrar under the Pooling and Servicing Agreement and makes no representation or warranty as to any of the statements contained herein or the validity or sufficiency of the Certificates or the Mortgage Loans.

THIS CERTIFICATE AND THE POOLING AND SERVICING AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH, AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES APPLIED IN NEW YORK.

IN WITNESS WHEREOF, the Certificate Registrar has caused this Certificate to be duly executed under this official seal.


[CERTIFICATE REGISTRAR], not in its individual capacity but solely as Certificate Registrar under the Pooling and Servicing Agreement


By:_____


AUTHORIZED SIGNATORY


Dated: [_____], 20[__]


CERTIFICATE OF AUTHENTICATION


THIS IS ONE OF THE [CLASS A-3] CERTIFICATES REFERRED TO IN THE WITHIN-MENTIONED POOLING AND SERVICING AGREEMENT.


[AUTHENTICATING AGENT], as Authenticating Agent


By:_____


AUTHORIZED SIGNATORY



A-3-10


ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM	-	as tenant in common	UNIF GIFT MIN ACT _____ Custodian	
TEN ENT	-	as tenants by the entireties	(Cust)	
JT TEN	-	as joint tenants with rights of survivorship and not as tenants in common	Under Uniform Gifts to Minors Act _____ (State)	

Additional abbreviations may also be used though not in the above list.

FORM OF TRANSFER

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto _____

_____
(Please insert Social Security or other identifying number of Assignee)

_____
(Please print or typewrite name and address of assignee)

_____

the within Certificate and does hereby or irrevocably constitute and appoint to transfer the said Certificate in the Certificate register of the within-named Trust, with full power of substitution in the premises.

Dated: _____

NOTICE: The signature to this assignment must correspond with the name as written upon the face of this Certificate in every particular without alteration or enlargement or any change whatever.

_____
SIGNATURE GUARANTEED

The signature must be guaranteed by a commercial bank or trust company or by a member firm of the New York Stock Exchange or another national securities exchange. Notarized or witnessed signatures are not acceptable.

A-3-11

DISTRIBUTION INSTRUCTIONS

The assignee should include the following for purposes of distribution:

Distributions shall be made, by wire transfer or otherwise, in immediately available funds to _____ for the account of _____ account number _____ or, if mailed by check, to _____. Statements should be mailed to _____. This information is provided by assignee named above, or _____, as its agent.

A-3-12

FORM OF [CLASS A-4] CERTIFICATE

[CLASS A-4]

[ISSUING ENTITY]

COMMERCIAL MORTGAGE PASS-THROUGH CERTIFICATES

[SERIES], [CLASS A-4]

[UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE CERTIFICATE REGISTRAR FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.][1]

[TRANSFERS OF THIS BOOK-ENTRY CERTIFICATE SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF DTC OR A SUCCESSOR THEREOF OR SUCH SUCCESSOR'S NOMINEE, AND TRANSFERS OF BENEFICIAL INTERESTS IN THIS BOOK-ENTRY CERTIFICATE SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE POOLING AND SERVICING AGREEMENT REFERRED TO BELOW.][2]

THIS CERTIFICATE DOES NOT REPRESENT AN INTEREST IN OR OBLIGATION OF THE DEPOSITOR, THE SPONSORS, THE MASTER SERVICER, THE SPECIAL SERVICER, THE TRUSTEE, THE CERTIFICATE ADMINISTRATOR, THE OPERATING ADVISOR, THE ASSET REPRESENTATIONS REVIEWER, THE UNDERWRITERS, THE MORTGAGE LOAN SELLERS OR ANY OF THEIR RESPECTIVE AFFILIATES. NEITHER THIS CERTIFICATE NOR THE UNDERLYING MORTGAGE LOANS ARE INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OR INSTRUMENTALITY OR PRIVATE INSURER.

PRINCIPAL PAYMENTS IN RESPECT OF THIS CERTIFICATE ARE DISTRIBUTABLE AS SET FORTH IN THE POOLING AND SERVICING AGREEMENT. ACCORDINGLY, THE OUTSTANDING CERTIFICATE BALANCE OF THIS CERTIFICATE AT ANY TIME MAY BE LESS THAN THE INITIAL CERTIFICATE BALANCE SET FORTH BELOW.

THIS CERTIFICATE REPRESENTS A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT", AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G(a)(1) AND 860D OF THE CODE.

THE PORTION OF THE CERTIFICATE BALANCE OF THE CERTIFICATES EVIDENCED BY THIS CERTIFICATE WILL BE DECREASED BY THE PORTION OF PRINCIPAL DISTRIBUTIONS ON THE CERTIFICATES AND THE PORTION OF REALIZED LOSSES ALLOCABLE TO THIS CERTIFICATE AND WILL BE INCREASED BY RECOVERIES ON THE RELATED MORTGAGE LOANS FOR NONRECOVERABLE ADVANCES (PLUS INTEREST THEREON) THAT WERE PREVIOUSLY

---

[1]   Legend required as long as DTC is the Depository under the Pooling and Servicing Agreement.

[2]   Book-Entry Certificate legend.

REIMBURSED FROM PRINCIPAL COLLECTIONS ON THE MORTGAGE LOANS THAT RESULTED IN A REDUCTION OF THE PRINCIPAL DISTRIBUTION AMOUNT. ACCORDINGLY, THE CERTIFICATE BALANCE OF THIS CERTIFICATE MAY BE LESS THAN THAT SET FORTH BELOW. ANYONE ACQUIRING THIS CERTIFICATE MAY ASCERTAIN ITS CURRENT CERTIFICATE BALANCE BY INQUIRY OF THE CERTIFICATE ADMINISTRATOR.

PASS-THROUGH RATE: [____]%

DENOMINATION: $[ ]

DATE OF POOLING AND SERVICING AGREEMENT: AS OF [_____], 20[__]

CUT-OFF DATE: AS SET FORTH IN THE POOLING AND SERVICING AGREEMENT (AS DEFINED HEREIN)

CLOSING DATE: [_____], 20[__]

FIRST DISTRIBUTION DATE:
[_____], 20[__]

APPROXIMATE AGGREGATE CERTIFICATE BALANCE OF THE [CLASS A-4] CERTIFICATES AS OF THE CLOSING DATE: $[________]

MASTER SERVICER: [MASTER SERVICER]

SPECIAL SERVICER: [SPECIAL SERVICER]

TRUSTEE: [TRUSTEE]

CERTIFICATE ADMINISTRATOR: [CERTIFICATE ADMINISTRATOR]

OPERATING ADVISOR: [OPERATING ADVISOR]

ASSET REPRESENTATIONS REVIEWER: [ASSET REPRESENTATIONS REVIEWER]

CUSIP NO.: [ ]

ISIN NO.: [ ]

COMMON CODE NO.: [ ]

CERTIFICATE NO.: [A-4]-[_]

[CLASS A-4] CERTIFICATE

evidencing a beneficial ownership interest in a Trust Fund, consisting primarily of a pool of commercial mortgage loans (the "Mortgage Loans" (and a separate trust subordinate companion loan interest in a commercial mortgage loan)), all payments on or collections in respect of the Mortgage Loans and the Trust Subordinate Companion Loan due after the Cut-off Date, all REO Properties and revenues received in respect thereof, the mortgagee's rights under the insurance policies, any Assignment of Leases, and any guaranties or other collateral as security for the Mortgage Loans and such amounts as shall from time to time be held in the Collection Account, the Distribution Accounts, the Interest Reserve Account, the Gain-on-Sale Reserve Account and the REO Accounts, formed and sold by

BANC OF AMERICA MERRILL LYNCH COMMERCIAL MORTGAGE INC.

THIS CERTIFIES THAT CEDE & CO. is the registered owner of the interest evidenced by this Certificate in the [Class A-4] Certificates issued by the Issuing Entity created pursuant to the Pooling and Servicing Agreement, dated as of [_____], 20[__] (the "Pooling and Servicing Agreement"), among BANC OF AMERICA MERRILL LYNCH COMMERCIAL MORTGAGE INC. (hereinafter called the "Depositor", which term includes any successor entity under the Pooling and Servicing Agreement), the Trustee, the Master Servicer, the Special Servicer, the Certificate Administrator, the Asset Representations Reviewer and the Operating Advisor. A summary of certain of the pertinent provisions of the Pooling and Servicing Agreement is set forth hereafter. To the extent not defined herein, the capitalized terms used herein shall have the meanings assigned thereto in the Pooling and Servicing Agreement.

This Certificate is one of a duly authorized issue of Certificates designated as Certificates of the series specified on the face hereof (herein called the "Certificates") and representing an interest in the Class of Certificates specified on the face hereof equal to the quotient expressed as a percentage obtained by dividing the Denomination of this Certificate specified on the face hereof, by the aggregate initial Certificate Balance of the [Class A-4] Certificates. The Certificates are designated as the [ISSUING ENTITY], Commercial Mortgage Pass-Through Certificates, [SERIES] and are issued in the classes as specifically set forth in the Pooling and Servicing Agreement. The Certificates will evidence in the aggregate 100% of the beneficial ownership of the Issuing Entity.

This Certificate does not purport to summarize the Pooling and Servicing Agreement and reference is made to that agreement for information with respect to the interests, rights, benefits, obligations, proceeds, and duties evidenced hereby and the rights, duties and obligations of the Trustee and the Certificate Administrator. This Certificate is issued under and is subject to the terms, provisions and conditions of the Pooling and Servicing Agreement, to which Pooling and Servicing Agreement, as amended from time to time, the Certificateholder by virtue of the acceptance hereof assents and by which the Certificateholder is bound. In the case of any conflict between terms specified in this Certificate and terms specified in the Pooling and Servicing Agreement, the terms of the Pooling and Servicing Agreement shall govern.

This Certificate represents a "regular interest" in a "real estate mortgage investment conduit", as those terms are defined, respectively, in Sections 860G(a)(1) and 860D of the Internal Revenue Code of 1986, as amended. Each Holder of this Certificate, by acceptance hereof, agrees to treat, and take no action inconsistent with the treatment of, this Certificate in accordance with the preceding sentence for purposes of federal income taxes, state and local income and franchise taxes and other taxes imposed on or measured by income.

Pursuant to the terms of the Pooling and Servicing Agreement, the Certificate Administrator shall distribute to the Person in whose name this Certificate is registered as of the related Record Date, an amount equal to such Person's *pro rata* share (based on the Percentage Interest represented by this Certificate) of that portion of the aggregate amount of principal and interest then distributable, if any, allocable to the Class of Certificates of the same Class as this Certificate for such Distribution Date, all as more fully described in the Pooling and Servicing Agreement. Holders of this Certificate may be entitled to Yield Maintenance Charges as provided in the Pooling and Servicing Agreement. All sums distributable on this Certificate are payable in the coin or currency of the United States of America as at the time of payment is legal tender for the payment of public and private debts.

Interest on this Certificate will accrue (computed as if each year consisted of 360 days and each month consisted of 30 days) during the Interest Accrual Period relating to such Distribution Date at the [Class A-4]

Pass-Through Rate specified above on the Certificate Balance of this Certificate immediately prior to each Distribution Date. Principal and interest allocated to this Certificate on any Distribution Date will be in an amount equal to this Certificate's *pro rata* share of the Available Funds to be distributed on the Certificates of this Class as of such Distribution Date, with a final distribution to be made upon retirement of this Certificate as set forth in the Pooling and Servicing Agreement.

Realized Losses and certain other amounts on the Mortgage Loans shall be allocated on the applicable Distribution Date to Certificateholders in the manner set forth in the Pooling and Servicing Agreement. All Realized Losses on the Mortgage Loans allocated to any Class of Certificates will be allocated *pro rata* among the outstanding Certificates of such Class.

This Certificate is limited in right of payment to, among other things, certain collections and recoveries respecting the Mortgage Loans, all as more specifically set forth in the Pooling and Servicing Agreement. As provided in the Pooling and Servicing Agreement, the Collection Account and the Distribution Accounts will be held on behalf of the Trustee on behalf of the Holders of Certificates specified in the Pooling and Servicing Agreement and the Master Servicer (with respect to the Collection Account) or the Certificate Administrator (with respect to the Distribution Accounts) will be authorized to make withdrawals therefrom. Amounts on deposit in such accounts may be invested in Permitted Investments. Interest or other investment income earned on funds in the Collection Account will be paid to the Master Servicer as set forth in the Pooling and Servicing Agreement. As provided in the Pooling and Servicing Agreement, withdrawals from the Collection Account shall be made from time to time for purposes other than distributions to Certificateholders, such purposes including reimbursement of certain expenses incurred with respect to the servicing of the Mortgage Loans and the Trust Subordinate Companion Loan and administration of the Issuing Entity.

All distributions under the Pooling and Servicing Agreement to a Class of Certificates shall be made on each Distribution Date (other than the final distribution on any Certificate) to Certificateholders of record on the related Record Date by check mailed to the address set forth therefor in the Certificate Register or, <u>provided</u> that such Certificateholder has provided the Certificate Administrator with wire instructions in writing at least five Business Days prior to the related Record Date, by wire transfer of immediately available funds to the account of such Certificateholder at a bank or other entity having appropriate facilities therefor. The final distribution on this Certificate (determined without regard to any possible future reimbursement of Realized Losses previously allocated to this Certificate) shall be made in like manner, but only upon presentment and surrender of this Certificate at the offices of the Certificate Registrar or such other location specified in the notice to Certificateholders of such final distribution.

Any funds not distributed on the final Distribution Date because of the failure of Certificateholders to tender their Certificates shall be set aside and held uninvested in trust and credited to the account or accounts of the appropriate non-tendering Holder or Holders. If any Certificates as to which notice has been posted pursuant to Section 4.01(i) of the Pooling and Servicing Agreement shall not have been surrendered for cancellation within six months after the time specified in such notice, the Certificate Administrator shall mail a second notice to the remaining non-tendering Certificateholders to surrender their Certificates for cancellation in order to receive the final distribution with respect thereto. If within one year after the second notice all such Certificates shall not have been surrendered for cancellation, the Certificate Administrator shall, directly or through an agent, take steps to contact the remaining non-tendering Certificateholders concerning surrender of their Certificates as it shall deem appropriate. The costs and expenses of holding such funds in trust and of contacting such Certificateholders following the first anniversary of the delivery of such second notice to the non-tendering Certificateholders shall be paid out of such funds. No interest shall accrue or be payable to any Certificateholder on any amount held in trust as a result of such Certificateholder's failure to surrender its Certificate(s) for final payment thereof in accordance with Section 4.01(i) of the Pooling and Servicing Agreement.

As provided in the Pooling and Servicing Agreement and subject to certain limitations therein set forth, the transfer of this Certificate is registerable in the Certificate Register only upon surrender of this Certificate for registration of transfer at the office of the Certificate Registrar or at the office of its transfer agent, duly endorsed by, or accompanied by an assignment in the form below or other written instrument of transfer in form satisfactory to the Certificate Registrar duly executed by the Holder hereof or such Holder's attorney-in-fact duly authorized in writing, and thereupon one or more new Certificates of the same Class in authorized Denominations will be issued to the designated transferee or transferees.

Subject to the terms of the Pooling and Servicing Agreement, the [Class A-4] Certificates will be issued in book-entry form through the facilities of DTC in minimum denominations of $[_____], and in integral multiples of $[_] in excess thereof, with one Certificate of each such Class evidencing an additional amount equal to the remainder of the initial Certificate Balance of such Class.

No fee or service charge shall be imposed by the Certificate Registrar for its services in respect of any registration of transfer or exchange referred to in Section 5.03 of the Pooling and Servicing Agreement. In connection with any transfer to an Institutional Accredited Investor, the Transferor shall reimburse the Issuing Entity for any costs (including the cost of the Certificate Registrar's counsel's review of the documents and any legal opinions, submitted by the transferor or transferee to the Certificate Registrar as provided in Section 5.03 of the Pooling and Servicing Agreement) incurred by the Certificate Registrar in connection with such transfer. The Certificate Registrar may require payment by each transferor of a sum sufficient to cover any tax, expense or other governmental charge payable in connection with any such transfer or exchange.

The Trustee, the Certificate Administrator, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer and the Certificate Registrar and any of their agents may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and neither the Trustee, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Registrar nor any such agents shall be affected by any notice to the contrary.

The Pooling and Servicing Agreement may be amended from time to time by the parties thereto, without the consent of any of the Certificateholders or the Companion Holders:

(i)   to correct any defect or ambiguity in the Pooling and Servicing Agreement in order to address any manifest error in any provision of the Pooling and Servicing Agreement;

(ii)   to cause the provisions in the Pooling and Servicing Agreement to conform or be consistent with or in furtherance of the statements made in the Prospectus with respect to the Certificates, the Issuing Entity or the Pooling and Servicing Agreement or to correct or supplement any of its provisions which may be inconsistent with any other provisions therein or to correct any error;

(iii)   to change the timing and/or nature of deposits in the Collection Account, the Distribution Accounts or any REO Account; provided that (a) the Master Servicer Remittance Date shall in no event be later than the Business Day prior to the related Distribution Date and (b) such change shall not adversely affect in any material respect the interests of any Certificateholder, as evidenced in writing by an Opinion of Counsel at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each Rating Agency with respect to such amendment;

(iv)   to amend any provision of the Pooling and Servicing Agreement to the extent necessary or desirable to maintain the status of each REMIC (or any grantor trust portion of the Issuing Entity) for the purposes of federal income tax law (or comparable provisions of state income tax law);

(v)   to modify, eliminate or add to the provisions of Section 5.03(n) of the Pooling and Servicing Agreement or any other provision of the Pooling and Servicing Agreement restricting transfer of the Class R Certificates; provided the Depositor has determined that such change shall not, as evidenced by an Opinion of Counsel, cause the Issuing Entity, any Trust REMIC or any of the Certificateholders (other than the Transferor) to be subject to a federal tax caused by a Transfer to a Person that is a Disqualified Organization or a Non-U.S. Tax Person;

(vi)   to amend any provision of the Pooling and Servicing Agreement to the extent necessary or desirable to list the Certificates on a stock exchange, including, without limitation, the appointment of one or more sub-certificate administrators and the requirement that certain information be delivered to such sub-certificate administrators;

(vii)   to make any other provisions with respect to matters or questions arising under or with respect to the Pooling and Servicing Agreement not inconsistent with the provisions therein;

A-4-6

(viii)   to modify, alter, amend, add or to rescind any of the provisions contained in the Pooling and Servicing Agreement if and to the extent necessary to comply with any rules or regulations promulgated, or any guidance provided with respect to Rule 15Ga-1 under the Exchange Act, by the SEC from time to time;

(ix)   to modify the provisions of Sections 3.05 and 3.17 of the Pooling and Servicing Agreement (with respect to reimbursement of Nonrecoverable Advances and Workout-Delayed Reimbursement Amounts) if (a) the Depositor, the Master Servicer, the Trustee and, for so long as a Control Event has not occurred and is not continuing, the Directing Certificateholder, determine that the commercial mortgage backed securities industry standard for such provisions has changed, in order to conform to such industry standard, (b) each Rating Agency shall have been provided with a Rating Agency Communication with respect to such modification, and (c) if no Control Termination Event or Consultation Termination Event has occurred and is continuing, the Directing Certificateholder consents to such modification;

(x)   to modify the procedures of the Pooling and Servicing Agreement relating to compliance with Rule 17g-5 of the Exchange Act; provided that if such modification materially increases the obligations of the Trustee, the Certificate Administrator, the Custodian, the Asset Representations Reviewer, the 17g-5 Information Provider, the Operating Advisor, the Depositor, the Master Servicer or the Special Servicer, then the consent of such party will be required;

(xi)   in the event of a TIA Applicability Determination, to modify, eliminate or add to the provisions of the Pooling and Servicing Agreement to such extent as shall be necessary to (A) effect the qualification of the Pooling and Servicing Agreement under the TIA or under any similar federal statute hereafter enacted and to add to the Pooling and Servicing Agreement such other provisions as may be expressly required by the TIA, and (B) modify such other provisions as are necessary to conform the Pooling and Servicing Agreement and be consistent with the modifications made pursuant to the preceding clause (A); provided that any amendment pursuant to this clause (xi) shall be at the sole cost and expense of the Depositor; and

(xii)   any other amendment which does not adversely affect in any material respect the interests of any Certificateholder (unless such Certificateholder consents).

Notwithstanding the foregoing, no such amendment (A) may change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under any Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary thereunder, without the consent of such Mortgage Loan Seller or (B) materially and adversely affects the holders of a Companion Loan without such Companion Holder's consent.

The Pooling and Servicing Agreement may also be amended from time to time by the parties thereto with the consent of the Holders of Certificates of each Class affected by such amendment evidencing in the aggregate not less than 51% of the aggregate Percentage Interests constituting the Class for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Pooling and Servicing Agreement or of modifying in any manner the rights of the Holders of Certificates of such Class; provided, however, that no such amendment shall:

(i)   reduce in any manner the amount of, or delay the timing of, payments received on the Mortgage Loans or the Trust Subordinate Companion Loan that are required to be distributed on a Certificate of any Class without the consent of the Holder of the Certificate or which are required to be distributed to a Companion Holder without the consent of such Companion Holder; or

(ii)   reduce the aforesaid percentage of Certificates of any Class the Holders of which are required to consent to any such amendment or remove the requirement to obtain consent of any Companion Holder or Holder of [LOAN SPECIFIC CLASS] Certificates, in any such case without the consent of the Holders of all Certificates of such Class then outstanding or such Companion Holders, as applicable; or

(iii)	adversely affect the Voting Rights of any Class of Certificates without the consent of the Holders of all Certificates of such Class then outstanding; or

(iv)	change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under such Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary under the Pooling and Servicing Agreement, without the consent of such Mortgage Loan Seller; or

(v)	amend the Servicing Standard without the consent of 100% of the Certificateholders or receipt of Rating Agency Confirmation from each Rating Agency and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates pursuant to Section 3.27 of the Pooling and Servicing Agreement) and, if required under the related Intercreditor Agreement, the consent of the holder of any AB Subordinate Companion Loan for each Serviced AB Whole Loan.

Further, notwithstanding the foregoing, none of the Operating Advisor, the Trustee, the Certificate Administrator, the Depositor, the Master Servicer, the Asset Representations Reviewer nor the Special Servicer will be required to consent to any amendment to the Pooling and Servicing Agreement without having first received an Opinion of Counsel (at the Issuing Entity's expense) to the effect that such amendment is permitted under the Pooling and Servicing Agreement and that such amendment or the exercise of any power granted to the Master Servicer, the Special Servicer, the Depositor, the Trustee, the Certificate Administrator, the Asset Representations Reviewer or any other specified person in accordance with such amendment will not result in the imposition of a tax on any portion of the Issuing Entity or any Trust REMIC, or cause any Trust REMIC to fail to qualify as a REMIC or cause the Grantor Trust to fail to qualify as a grantor trust under the relevant provisions of the Code. Furthermore, no amendment to the Pooling and Servicing Agreement may be made that changes in any material respect to the rights of the [LOAN SPECIFIC CLASS] Certificates without the consent of such Class and no amendment to the Pooling and Servicing Agreement may be made that changes any provisions specifically required to be included in the Pooling and Servicing Agreement by the [LOAN SPECIFIC] Intercreditor Agreement without the consent of the holder of the related Non-Serviced Pari Passu Companion Loan(s).

The Holders of the majority of the Controlling Class, the Special Servicer, the Master Servicer or the Holders of the Class R Certificates may, in that order of priority, at their option, upon 60 days' prior notice given to the Trustee, the Certificate Administrator and each of the other parties to the Pooling and Servicing Agreement, purchase all of the Mortgage Loans (for the avoidance of doubt, excluding the Trust Subordinate Companion Loan) (and all property acquired through exercise of remedies in respect of any related Mortgage Loan) and the Issuing Entity's portion of each REO Property (other than any portion related to the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) remaining in the Issuing Entity, and thereby effect termination of the Issuing Entity and early retirement of the then-outstanding Certificates, on or after the first Distribution Date on which the aggregate Stated Principal Balances of the Mortgage Loans and the Issuing Entity's portion of any REO Loans remaining in the Issuing Entity is less than [_____].

Following the date on which the [APPLICABLE CLASSES] Certificates are retired (and provided that there is only one Holder (or multiple Holders acting in unanimity) of the then-outstanding Certificates (other than the [LOAN SPECIFIC CLASS], Class [ARD] and Class R Certificates)), the Sole Certificateholder may, at its option exchange (subject to the Master Servicer's consent) all of its Certificates (other than the [LOAN SPECIFIC CLASS], Class [ARD] and Class R Certificates) for all of the Mortgage Loans (for the avoidance of doubt, excluding the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) and the Issuing Entity's portion of each REO Property (other than any portion related to the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) remaining in the Issuing Entity pursuant to the terms of the Pooling and Servicing Agreement. If the Trust Subordinate Companion Loan is the sole remaining asset of the Issuing Entity, the Holders of the [LOAN SPECIFIC CLASS] Certificates may exchange their Certificates for the Trust Subordinate Companion Loan and terminate the Issuing Entity pursuant to the terms of the Pooling and Servicing Agreement.

The obligations created by the Pooling and Servicing Agreement and the Issuing Entity created thereby (other than the obligation of the Certificate Administrator to make payments to Certificateholders as provided for in the Pooling and Servicing Agreement), shall terminate upon reduction of the Certificate Balances of all the Certificates to zero (including, without limitation, any such final payment resulting from a termination of the Issuing Entity due to a sale of its property) pursuant to the terms of the Pooling and Servicing Agreement. In no event, however, will the Trust created by the Pooling and Servicing Agreement continue beyond the expiration of 21 years from the death of the last survivor of the descendants of Joseph P. Kennedy, the late Ambassador of the United States to the Court of St. James, living on the date hereof.

Unless the certificate of authentication hereon has been executed by the Authenticating Agent, by manual signature, this Certificate shall not be entitled to any benefit under the Pooling and Servicing Agreement or be valid for any purpose. The Certificate Registrar has executed this Certificate on behalf of the Issuing Entity as Certificate Registrar under the Pooling and Servicing Agreement and makes no representation or warranty as to any of the statements contained herein or the validity or sufficiency of the Certificates or the Mortgage Loans.

THIS CERTIFICATE AND THE POOLING AND SERVICING AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH, AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES APPLIED IN NEW YORK.

IN WITNESS WHEREOF, the Certificate Registrar has caused this Certificate to be duly executed under this official seal.

[CERTIFICATE REGISTRAR], not in its individual capacity but solely as Certificate Registrar under the Pooling and Servicing Agreement

By: _____

AUTHORIZED SIGNATORY

Dated: [_____], 20[__]

CERTIFICATE OF AUTHENTICATION

THIS IS ONE OF THE [CLASS A-4] CERTIFICATES REFERRED TO IN THE WITHIN-MENTIONED POOLING AND SERVICING AGREEMENT.

[AUTHENTICATING AGENT], as Authenticating Agent

By: _____

AUTHORIZED SIGNATORY

A-4-10

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM - as tenant in common
TEN ENT - as tenants by the entireties
JT TEN - as joint tenants with rights of survivorship and not as tenants in common

UNIF GIFT MIN ACT _____ Custodian
(Cust)
Under Uniform Gifts to Minors

Act _____
(State)

Additional abbreviations may also be used though not in the above list.

FORM OF TRANSFER

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto _____

_____
(Please insert Social Security or other identifying number of Assignee)

_____
(Please print or typewrite name and address of assignee)

_____

the within Certificate and does hereby or irrevocably constitute and appoint to transfer the said Certificate in the Certificate register of the within-named Trust, with full power of substitution in the premises.

Dated: _____

NOTICE: The signature to this assignment must correspond with the name as written upon the face of this Certificate in every particular without alteration or enlargement or any change whatever.

_____
SIGNATURE GUARANTEED

The signature must be guaranteed by a commercial bank or trust company or by a member firm of the New York Stock Exchange or another national securities exchange. Notarized or witnessed signatures are not acceptable.

A-4-11

DISTRIBUTION INSTRUCTIONS

The assignee should include the following for purposes of distribution:

Distributions shall be made, by wire transfer or otherwise, in immediately available funds to _____ for the account of _____ account number _____ or, if mailed by check, to _____. Statements should be mailed to _____. This information is provided by assignee named above, or _____, as its agent

FORM OF [CLASS A-5] CERTIFICATE

[CLASS A-5]

[ISSUING ENTITY]

COMMERCIAL MORTGAGE PASS-THROUGH CERTIFICATES

[SERIES], [CLASS A-5]

[UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE CERTIFICATE REGISTRAR FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.][1]

[TRANSFERS OF THIS BOOK-ENTRY CERTIFICATE SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF DTC OR A SUCCESSOR THEREOF OR SUCH SUCCESSOR'S NOMINEE, AND TRANSFERS OF BENEFICIAL INTERESTS IN THIS BOOK-ENTRY CERTIFICATE SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE POOLING AND SERVICING AGREEMENT REFERRED TO BELOW.][2]

THIS CERTIFICATE DOES NOT REPRESENT AN INTEREST IN OR OBLIGATION OF THE DEPOSITOR, THE SPONSORS, THE MASTER SERVICER, THE SPECIAL SERVICER, THE TRUSTEE, THE CERTIFICATE ADMINISTRATOR, THE OPERATING ADVISOR, THE ASSET REPRESENTATIONS REVIEWER, THE UNDERWRITERS, THE MORTGAGE LOAN SELLERS OR ANY OF THEIR RESPECTIVE AFFILIATES. NEITHER THIS CERTIFICATE NOR THE UNDERLYING MORTGAGE LOANS ARE INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OR INSTRUMENTALITY OR PRIVATE INSURER.

PRINCIPAL PAYMENTS IN RESPECT OF THIS CERTIFICATE ARE DISTRIBUTABLE AS SET FORTH IN THE POOLING AND SERVICING AGREEMENT. ACCORDINGLY, THE OUTSTANDING CERTIFICATE BALANCE OF THIS CERTIFICATE AT ANY TIME MAY BE LESS THAN THE INITIAL CERTIFICATE BALANCE SET FORTH BELOW.

THIS CERTIFICATE REPRESENTS A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT", AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G(a)(1) AND 860D OF THE CODE.

THE PORTION OF THE CERTIFICATE BALANCE OF THE CERTIFICATES EVIDENCED BY THIS CERTIFICATE WILL BE DECREASED BY THE PORTION OF PRINCIPAL DISTRIBUTIONS ON THE CERTIFICATES AND THE PORTION OF REALIZED LOSSES ALLOCABLE TO THIS CERTIFICATE

---

[1] Legend required as long as DTC is the Depository under the Pooling and Servicing Agreement.

[2] Book-Entry Certificate legend.

AND WILL BE INCREASED BY RECOVERIES ON THE RELATED MORTGAGE LOANS FOR NONRECOVERABLE ADVANCES (PLUS INTEREST THEREON) THAT WERE PREVIOUSLY REIMBURSED FROM PRINCIPAL COLLECTIONS ON THE MORTGAGE LOANS THAT RESULTED IN A REDUCTION OF THE PRINCIPAL DISTRIBUTION AMOUNT. ACCORDINGLY, THE CERTIFICATE BALANCE OF THIS CERTIFICATE MAY BE LESS THAN THAT SET FORTH BELOW. ANYONE ACQUIRING THIS CERTIFICATE MAY ASCERTAIN ITS CURRENT CERTIFICATE BALANCE BY INQUIRY OF THE CERTIFICATE ADMINISTRATOR.

PASS-THROUGH RATE: [____]%

DENOMINATION: $[   ]

DATE OF POOLING AND SERVICING
AGREEMENT: AS OF [_____], 20[__]

CUT-OFF DATE: AS SET FORTH IN THE
POOLING AND SERVICING AGREEMENT (AS
DEFINED HEREIN)

CLOSING DATE: [_____], 20[__]

FIRST DISTRIBUTION DATE:
[_____], 20[__]

APPROXIMATE AGGREGATE
CERTIFICATE BALANCE
OF THE [CLASS A-5] CERTIFICATES
AS OF THE CLOSING DATE: $[_____]

MASTER SERVICER: [MASTER SERVICER]

SPECIAL SERVICER: [SPECIAL SERVICER]

TRUSTEE: [TRUSTEE]

CERTIFICATE ADMINISTRATOR: [CERTIFICATE
ADMINISTRATOR]

OPERATING ADVISOR: [OPERATING ADVISOR]

ASSET REPRESENTATIONS REVIEWER: [ASSET
REPRESENTATIONS REVIEWER]

CUSIP NO.: [   ]

ISIN NO.: [   ]

COMMON CODE NO.: [   ]

CERTIFICATE NO.: [A-5]-[_]

[CLASS A-5] CERTIFICATE

evidencing a beneficial ownership interest in a Trust Fund, consisting primarily of a pool of commercial mortgage loans (the "Mortgage Loans" (and a separate trust subordinate companion loan interest in a commercial mortgage loan)), all payments on or collections in respect of the Mortgage Loans and the Trust Subordinate Companion Loan due after the Cut-off Date, all REO Properties and revenues received in respect thereof, the mortgagee's rights under the insurance policies, any Assignment of Leases, and any guaranties or other collateral as security for the Mortgage Loans and such amounts as shall from time to time be held in the Collection Account, the Distribution Accounts, the Interest Reserve Account, the Gain-on-Sale Reserve Account and the REO Accounts, formed and sold by

BANC OF AMERICA MERRILL LYNCH COMMERCIAL MORTGAGE INC.

THIS CERTIFIES THAT CEDE & CO. is the registered owner of the interest evidenced by this Certificate in the [Class A-5] Certificates issued by the Issuing Entity created pursuant to the Pooling and Servicing Agreement, dated as of [_____], 20[__] (the "Pooling and Servicing Agreement"), among BANC OF AMERICA MERRILL LYNCH COMMERCIAL MORTGAGE INC. (hereinafter called the "Depositor", which term includes any successor entity under the Pooling and Servicing Agreement), the Trustee, the Master Servicer, the Special Servicer, the Certificate Administrator, the Asset Representations Reviewer and the Operating Advisor. A summary of certain of the pertinent provisions of the Pooling and Servicing Agreement is set forth hereafter. To the extent not defined herein, the capitalized terms used herein shall have the meanings assigned thereto in the Pooling and Servicing Agreement.

This Certificate is one of a duly authorized issue of Certificates designated as Certificates of the series specified on the face hereof (herein called the "Certificates") and representing an interest in the Class of Certificates specified on the face hereof equal to the quotient expressed as a percentage obtained by dividing the Denomination of this Certificate specified on the face hereof, by the aggregate initial Certificate Balance of the [Class A-5] Certificates. The Certificates are designated as the [ISSUING ENTITY], Commercial Mortgage Pass-Through Certificates, [SERIES] and are issued in the classes as specifically set forth in the Pooling and Servicing Agreement. The Certificates will evidence in the aggregate 100% of the beneficial ownership of the Issuing Entity.

This Certificate does not purport to summarize the Pooling and Servicing Agreement and reference is made to that agreement for information with respect to the interests, rights, benefits, obligations, proceeds, and duties evidenced hereby and the rights, duties and obligations of the Trustee and the Certificate Administrator. This Certificate is issued under and is subject to the terms, provisions and conditions of the Pooling and Servicing Agreement, to which Pooling and Servicing Agreement, as amended from time to time, the Certificateholder by virtue of the acceptance hereof assents and by which the Certificateholder is bound. In the case of any conflict between terms specified in this Certificate and terms specified in the Pooling and Servicing Agreement, the terms of the Pooling and Servicing Agreement shall govern.

This Certificate represents a "regular interest" in a "real estate mortgage investment conduit", as those terms are defined, respectively, in Sections 860G(a)(1) and 860D of the Internal Revenue Code of 1986, as amended. Each Holder of this Certificate, by acceptance hereof, agrees to treat, and take no action inconsistent with the treatment of, this Certificate in accordance with the preceding sentence for purposes of federal income taxes, state and local income and franchise taxes and other taxes imposed on or measured by income.

Pursuant to the terms of the Pooling and Servicing Agreement, the Certificate Administrator shall distribute to the Person in whose name this Certificate is registered as of the related Record Date, an amount equal to such Person's *pro rata* share (based on the Percentage Interest represented by this Certificate) of that portion of the aggregate amount of principal and interest then distributable, if any, allocable to the Class of Certificates of the same Class as this Certificate for such Distribution Date, all as more fully described in the Pooling and Servicing Agreement. Holders of this Certificate may be entitled to Yield Maintenance Charges as provided in the Pooling and Servicing Agreement. All sums distributable on this Certificate are payable in the coin or currency of the United States of America as at the time of payment is legal tender for the payment of public and private debts.

Interest on this Certificate will accrue (computed as if each year consisted of 360 days and each month consisted of 30 days) during the Interest Accrual Period relating to such Distribution Date at the [Class A-5]

A-5-4

Pass-Through Rate specified above on the Certificate Balance of this Certificate immediately prior to each Distribution Date. Principal and interest allocated to this Certificate on any Distribution Date will be in an amount equal to this Certificate's *pro rata* share of the Available Funds to be distributed on the Certificates of this Class as of such Distribution Date, with a final distribution to be made upon retirement of this Certificate as set forth in the Pooling and Servicing Agreement.

Realized Losses and certain other amounts on the Mortgage Loans shall be allocated on the applicable Distribution Date to Certificateholders in the manner set forth in the Pooling and Servicing Agreement. All Realized Losses on the Mortgage Loans allocated to any Class of Certificates will be allocated *pro rata* among the outstanding Certificates of such Class.

This Certificate is limited in right of payment to, among other things, certain collections and recoveries respecting the Mortgage Loans, all as more specifically set forth in the Pooling and Servicing Agreement. As provided in the Pooling and Servicing Agreement, the Collection Account and the Distribution Accounts will be held on behalf of the Trustee on behalf of the Holders of Certificates specified in the Pooling and Servicing Agreement and the Master Servicer (with respect to the Collection Account) or the Certificate Administrator (with respect to the Distribution Accounts) will be authorized to make withdrawals therefrom. Amounts on deposit in such accounts may be invested in Permitted Investments. Interest or other investment income earned on funds in the Collection Account will be paid to the Master Servicer as set forth in the Pooling and Servicing Agreement. As provided in the Pooling and Servicing Agreement, withdrawals from the Collection Account shall be made from time to time for purposes other than distributions to Certificateholders, such purposes including reimbursement of certain expenses incurred with respect to the servicing of the Mortgage Loans and the Trust Subordinate Companion Loan and administration of the Issuing Entity.

All distributions under the Pooling and Servicing Agreement to a Class of Certificates shall be made on each Distribution Date (other than the final distribution on any Certificate) to Certificateholders of record on the related Record Date by check mailed to the address set forth therefor in the Certificate Register or, provided that such Certificateholder has provided the Certificate Administrator with wire instructions in writing at least five Business Days prior to the related Record Date, by wire transfer of immediately available funds to the account of such Certificateholder at a bank or other entity having appropriate facilities therefor. The final distribution on this Certificate (determined without regard to any possible future reimbursement of Realized Losses previously allocated to this Certificate) shall be made in like manner, but only upon presentment and surrender of this Certificate at the offices of the Certificate Registrar or such other location specified in the notice to Certificateholders of such final distribution.

Any funds not distributed on the final Distribution Date because of the failure of Certificateholders to tender their Certificates shall be set aside and held uninvested in trust and credited to the account or accounts of the appropriate non-tendering Holder or Holders. If any Certificates as to which notice has been posted pursuant to Section 4.01(i) of the Pooling and Servicing Agreement shall not have been surrendered for cancellation within six months after the time specified in such notice, the Certificate Administrator shall mail a second notice to the remaining non-tendering Certificateholders to surrender their Certificates for cancellation in order to receive the final distribution with respect thereto. If within one year after the second notice all such Certificates shall not have been surrendered for cancellation, the Certificate Administrator shall, directly or through an agent, take steps to contact the remaining non-tendering Certificateholders concerning surrender of their Certificates as it shall deem appropriate. The costs and expenses of holding such funds in trust and of contacting such Certificateholders following the first anniversary of the delivery of such second notice to the non-tendering Certificateholders shall be paid out of such funds. No interest shall accrue or be payable to any Certificateholder on any amount held in trust as a result of such Certificateholder's failure to surrender its Certificate(s) for final payment thereof in accordance with Section 4.01(i) of the Pooling and Servicing Agreement.

As provided in the Pooling and Servicing Agreement and subject to certain limitations therein set forth, the transfer of this Certificate is registerable in the Certificate Register only upon surrender of this Certificate for registration of transfer at the office of the Certificate Registrar or at the office of its transfer agent, duly endorsed by, or accompanied by an assignment in the form below or other written instrument of transfer in form satisfactory to the Certificate Registrar duly executed by the Holder hereof or such Holder's attorney-in-fact duly authorized in writing, and thereupon one or more new Certificates of the same Class in authorized Denominations will be issued to the designated transferee or transferees.

A-5-5

Subject to the terms of the Pooling and Servicing Agreement, the [Class A-5] Certificates will be issued in book-entry form through the facilities of DTC in minimum denominations of $[_____], and in integral multiples of $[_] in excess thereof, with one Certificate of each such Class evidencing an additional amount equal to the remainder of the initial Certificate Balance of such Class.

No fee or service charge shall be imposed by the Certificate Registrar for its services in respect of any registration of transfer or exchange referred to in Section 5.03 of the Pooling and Servicing Agreement. In connection with any transfer to an Institutional Accredited Investor, the Transferor shall reimburse the Issuing Entity for any costs (including the cost of the Certificate Registrar's counsel's review of the documents and any legal opinions, submitted by the transferor or transferee to the Certificate Registrar as provided in Section 5.03 of the Pooling and Servicing Agreement) incurred by the Certificate Registrar in connection with such transfer. The Certificate Registrar may require payment by each transferor of a sum sufficient to cover any tax, expense or other governmental charge payable in connection with any such transfer or exchange.

The Trustee, the Certificate Administrator, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer and the Certificate Registrar and any of their agents may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and neither the Trustee, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Registrar nor any such agents shall be affected by any notice to the contrary.

The Pooling and Servicing Agreement may be amended from time to time by the parties thereto, without the consent of any of the Certificateholders or the Companion Holders:

(i)   to correct any defect or ambiguity in the Pooling and Servicing Agreement in order to address any manifest error in any provision of the Pooling and Servicing Agreement;

(ii)   to cause the provisions in the Pooling and Servicing Agreement to conform or be consistent with or in furtherance of the statements made in the Prospectus with respect to the Certificates, the Issuing Entity or the Pooling and Servicing Agreement or to correct or supplement any of its provisions which may be inconsistent with any other provisions therein or to correct any error;

(iii)   to change the timing and/or nature of deposits in the Collection Account, the Distribution Accounts or any REO Account; provided that (a) the Master Servicer Remittance Date shall in no event be later than the Business Day prior to the related Distribution Date and (b) such change shall not adversely affect in any material respect the interests of any Certificateholder, as evidenced in writing by an Opinion of Counsel at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each Rating Agency with respect to such amendment;

(iv)   to amend any provision of the Pooling and Servicing Agreement to the extent necessary or desirable to maintain the status of each REMIC (or any grantor trust portion of the Issuing Entity) for the purposes of federal income tax law (or comparable provisions of state income tax law);

(v)   to modify, eliminate or add to the provisions of Section 5.03(n) of the Pooling and Servicing Agreement or any other provision of the Pooling and Servicing Agreement restricting transfer of the Class R Certificates; provided the Depositor has determined that such change shall not, as evidenced by an Opinion of Counsel, cause the Issuing Entity, any Trust REMIC or any of the Certificateholders (other than the Transferor) to be subject to a federal tax caused by a Transfer to a Person that is a Disqualified Organization or a Non-U.S. Tax Person;

(vi)   to amend any provision of the Pooling and Servicing Agreement to the extent necessary or desirable to list the Certificates on a stock exchange, including, without limitation, the appointment of one or more sub-certificate administrators and the requirement that certain information be delivered to such sub-certificate administrators;

(vii)   to make any other provisions with respect to matters or questions arising under or with respect to the Pooling and Servicing Agreement not inconsistent with the provisions therein;

A-5-6

(viii)   to modify, alter, amend, add or to rescind any of the provisions contained in the Pooling and Servicing Agreement if and to the extent necessary to comply with any rules or regulations promulgated, or any guidance provided with respect to Rule 15Ga-1 under the Exchange Act, by the SEC from time to time;

(ix)   to modify the provisions of Sections 3.05 and 3.17 of the Pooling and Servicing Agreement (with respect to reimbursement of Nonrecoverable Advances and Workout-Delayed Reimbursement Amounts) if (a) the Depositor, the Master Servicer, the Trustee and, for so long as a Control Event has not occurred and is not continuing, the Directing Certificateholder, determine that the commercial mortgage backed securities industry standard for such provisions has changed, in order to conform to such industry standard, (b) each Rating Agency shall have been provided with a Rating Agency Communication with respect to such modification, and (c) if no Control Termination Event or Consultation Termination Event has occurred and is continuing, the Directing Certificateholder consents to such modification;

(x)   to modify the procedures of the Pooling and Servicing Agreement relating to compliance with Rule 17g-5 of the Exchange Act; provided that if such modification materially increases the obligations of the Trustee, the Certificate Administrator, the Custodian, the Asset Representations Reviewer, the 17g-5 Information Provider, the Operating Advisor, the Depositor, the Master Servicer or the Special Servicer, then the consent of such party will be required;

(xi)   in the event of a TIA Applicability Determination, to modify, eliminate or add to the provisions of the Pooling and Servicing Agreement to such extent as shall be necessary to (A) effect the qualification of the Pooling and Servicing Agreement under the TIA or under any similar federal statute hereafter enacted and to add to the Pooling and Servicing Agreement such other provisions as may be expressly required by the TIA, and (B) modify such other provisions as are necessary to conform the Pooling and Servicing Agreement and be consistent with the modifications made pursuant to the preceding clause (A); provided that any amendment pursuant to this clause (xi) shall be at the sole cost and expense of the Depositor; and

(xii)   any other amendment which does not adversely affect in any material respect the interests of any Certificateholder (unless such Certificateholder consents).

Notwithstanding the foregoing, no such amendment (A) may change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under any Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary thereunder, without the consent of such Mortgage Loan Seller or (B) materially and adversely affects the holders of a Companion Loan without such Companion Holder's consent.

The Pooling and Servicing Agreement may also be amended from time to time by the parties thereto with the consent of the Holders of Certificates of each Class affected by such amendment evidencing in the aggregate not less than 51% of the aggregate Percentage Interests constituting the Class for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Pooling and Servicing Agreement or of modifying in any manner the rights of the Holders of Certificates of such Class; provided, however, that no such amendment shall:

(i)   reduce in any manner the amount of, or delay the timing of, payments received on the Mortgage Loans or the Trust Subordinate Companion Loan that are required to be distributed on a Certificate of any Class without the consent of the Holder of the Certificate or which are required to be distributed to a Companion Holder without the consent of such Companion Holder; or

(ii)   reduce the aforesaid percentage of Certificates of any Class the Holders of which are required to consent to any such amendment or remove the requirement to obtain consent of any Companion Holder or Holder of [LOAN SPECIFIC CLASS] Certificates, in any such case without the consent of the Holders of all Certificates of such Class then outstanding or such Companion Holders, as applicable; or

(iii)　adversely affect the Voting Rights of any Class of Certificates without the consent of the Holders of all Certificates of such Class then outstanding; or

(iv)　change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under such Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary under the Pooling and Servicing Agreement, without the consent of such Mortgage Loan Seller; or

(v)　amend the Servicing Standard without the consent of 100% of the Certificateholders or receipt of Rating Agency Confirmation from each Rating Agency and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates pursuant to Section 3.27 of the Pooling and Servicing Agreement) and, if required under the related Intercreditor Agreement, the consent of the holder of any AB Subordinate Companion Loan for each Serviced AB Whole Loan.

Further, notwithstanding the foregoing, none of the Operating Advisor, the Trustee, the Certificate Administrator, the Depositor, the Master Servicer, the Asset Representations Reviewer nor the Special Servicer will be required to consent to any amendment to the Pooling and Servicing Agreement without having first received an Opinion of Counsel (at the Issuing Entity's expense) to the effect that such amendment is permitted under the Pooling and Servicing Agreement and that such amendment or the exercise of any power granted to the Master Servicer, the Special Servicer, the Depositor, the Trustee, the Certificate Administrator, the Asset Representations Reviewer or any other specified person in accordance with such amendment will not result in the imposition of a tax on any portion of the Issuing Entity or any Trust REMIC, or cause any Trust REMIC to fail to qualify as a REMIC or cause the Grantor Trust to fail to qualify as a grantor trust under the relevant provisions of the Code. Furthermore, no amendment to the Pooling and Servicing Agreement may be made that changes in any material respect to the rights of the [LOAN SPECIFIC CLASS] Certificates without the consent of such Class and no amendment to the Pooling and Servicing Agreement may be made that changes any provisions specifically required to be included in the Pooling and Servicing Agreement by the [LOAN SPECIFIC] Intercreditor Agreement without the consent of the holder of the related Non-Serviced Pari Passu Companion Loan(s).

The Holders of the majority of the Controlling Class, the Special Servicer, the Master Servicer or the Holders of the Class R Certificates may, in that order of priority, at their option, upon 60 days' prior notice given to the Trustee, the Certificate Administrator and each of the other parties to the Pooling and Servicing Agreement, purchase all of the Mortgage Loans (for the avoidance of doubt, excluding the Trust Subordinate Companion Loan) (and all property acquired through exercise of remedies in respect of any related Mortgage Loan) and the Issuing Entity's portion of each REO Property (other than any portion related to the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) remaining in the Issuing Entity, and thereby effect termination of the Issuing Entity and early retirement of the then-outstanding Certificates, on or after the first Distribution Date on which the aggregate Stated Principal Balances of the Mortgage Loans and the Issuing Entity's portion of any REO Loans remaining in the Issuing Entity is less than [_____].

Following the date on which the [APPLICABLE CLASSES] Certificates are retired (and provided that there is only one Holder (or multiple Holders acting in unanimity) of the then-outstanding Certificates (other than the [LOAN SPECIFIC CLASS], Class [ARD] and Class R Certificates)), the Sole Certificateholder may, at its option exchange (subject to the Master Servicer's consent) all of its Certificates (other than the [LOAN SPECIFIC CLASS], Class [ARD] and Class R Certificates) for all of the Mortgage Loans (for the avoidance of doubt, excluding the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) and the Issuing Entity's portion of each REO Property (other than any portion related to the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) remaining in the Issuing Entity pursuant to the terms of the Pooling and Servicing Agreement. If the Trust Subordinate Companion Loan is the sole remaining asset of the Issuing Entity, the Holders of the [LOAN SPECIFIC CLASS] Certificates may exchange their Certificates for the Trust Subordinate Companion Loan and terminate the Issuing Entity pursuant to the terms of the Pooling and Servicing Agreement.

The obligations created by the Pooling and Servicing Agreement and the Issuing Entity created thereby (other than the obligation of the Certificate Administrator to make payments to Certificateholders as provided for in the Pooling and Servicing Agreement), shall terminate upon reduction of the Certificate Balances of all the Certificates to zero (including, without limitation, any such final payment resulting from a termination of the Issuing Entity due to a sale of its property) pursuant to the terms of the Pooling and Servicing Agreement. In no event, however, will the Trust created by the Pooling and Servicing Agreement continue beyond the expiration of 21 years from the death of the last survivor of the descendants of Joseph P. Kennedy, the late Ambassador of the United States to the Court of St. James, living on the date hereof.

Unless the certificate of authentication hereon has been executed by the Authenticating Agent, by manual signature, this Certificate shall not be entitled to any benefit under the Pooling and Servicing Agreement or be valid for any purpose. The Certificate Registrar has executed this Certificate on behalf of the Issuing Entity as Certificate Registrar under the Pooling and Servicing Agreement and makes no representation or warranty as to any of the statements contained herein or the validity or sufficiency of the Certificates or the Mortgage Loans.

THIS CERTIFICATE AND THE POOLING AND SERVICING AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH, AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES APPLIED IN NEW YORK.

IN WITNESS WHEREOF, the Certificate Registrar has caused this Certificate to be duly executed under this official seal.

[CERTIFICATE REGISTRAR], not in its individual capacity but solely as Certificate Registrar under the Pooling and Servicing Agreement

By: _____

AUTHORIZED SIGNATORY

Dated: [_____], 20[__]

CERTIFICATE OF AUTHENTICATION

THIS IS ONE OF THE [CLASS A-5] CERTIFICATES REFERRED TO IN THE WITHIN-MENTIONED POOLING AND SERVICING AGREEMENT.

[AUTHENTICATING AGENT], as Authenticating Agent

By: _____

AUTHORIZED SIGNATORY

A-5-10

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM	-	as tenant in common	UNIF GIFT MIN ACT _____ Custodian	
TEN ENT	-	as tenants by the entireties	(Cust)	
JT TEN	-	as joint tenants with rights of survivorship and not as tenants in common	Under Uniform Gifts to Minors Act _____ (State)	

Additional abbreviations may also be used though not in the above list.

FORM OF TRANSFER

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto _____

_____
(Please insert Social Security or other identifying number of Assignee)

_____
(Please print or typewrite name and address of assignee)

_____

the within Certificate and does hereby or irrevocably constitute and appoint to transfer the said Certificate in the Certificate register of the within-named Trust, with full power of substitution in the premises.

Dated: _____

NOTICE: The signature to this assignment must correspond with the name as written upon the face of this Certificate in every particular without alteration or enlargement or any change whatever.

_____
SIGNATURE GUARANTEED

The signature must be guaranteed by a commercial bank or trust company or by a member firm of the New York Stock Exchange or another national securities exchange. Notarized or witnessed signatures are not acceptable.

A-5-11

DISTRIBUTION INSTRUCTIONS

The assignee should include the following for purposes of distribution:

Distributions shall be made, by wire transfer or otherwise, in immediately available funds to _____ for the account of _____ account number _____ or, if mailed by check, to _____. Statements should be mailed to _____. This information is provided by assignee named above, or _____, as its agent.

A-5-12

FORM OF [CLASS A-SB] CERTIFICATE

[CLASS A-SB]

[ISSUING ENTITY]

COMMERCIAL MORTGAGE PASS-THROUGH CERTIFICATES

[SERIES], [CLASS A-SB]

[UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE CERTIFICATE REGISTRAR FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.][1]

[TRANSFERS OF THIS BOOK-ENTRY CERTIFICATE SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF DTC OR A SUCCESSOR THEREOF OR SUCH SUCCESSOR'S NOMINEE, AND TRANSFERS OF BENEFICIAL INTERESTS IN THIS BOOK-ENTRY CERTIFICATE SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE POOLING AND SERVICING AGREEMENT REFERRED TO BELOW.][2]

THIS CERTIFICATE DOES NOT REPRESENT AN INTEREST IN OR OBLIGATION OF THE DEPOSITOR, THE SPONSORS, THE MASTER SERVICER, THE SPECIAL SERVICER, THE TRUSTEE, THE CERTIFICATE ADMINISTRATOR, THE OPERATING ADVISOR, THE ASSET REPRESENTATIONS REVIEWER, THE UNDERWRITERS, THE MORTGAGE LOAN SELLERS OR ANY OF THEIR RESPECTIVE AFFILIATES. NEITHER THIS CERTIFICATE NOR THE UNDERLYING MORTGAGE LOANS ARE INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OR INSTRUMENTALITY OR PRIVATE INSURER.

PRINCIPAL PAYMENTS IN RESPECT OF THIS CERTIFICATE ARE DISTRIBUTABLE AS SET FORTH IN THE POOLING AND SERVICING AGREEMENT. ACCORDINGLY, THE OUTSTANDING CERTIFICATE BALANCE OF THIS CERTIFICATE AT ANY TIME MAY BE LESS THAN THE INITIAL CERTIFICATE BALANCE SET FORTH BELOW.

THIS CERTIFICATE REPRESENTS A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT", AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G(a)(1) AND 860D OF THE CODE.

THE PORTION OF THE CERTIFICATE BALANCE OF THE CERTIFICATES EVIDENCED BY THIS CERTIFICATE WILL BE DECREASED BY THE PORTION OF PRINCIPAL DISTRIBUTIONS ON THE CERTIFICATES AND THE PORTION OF REALIZED LOSSES ALLOCABLE TO THIS CERTIFICATE AND WILL BE INCREASED BY RECOVERIES ON THE RELATED MORTGAGE LOANS FOR NONRECOVERABLE ADVANCES (PLUS INTEREST THEREON) THAT WERE PREVIOUSLY

---

[1]   Legend required as long as DTC is the Depository under the Pooling and Servicing Agreement.

[2]   Book-Entry Certificate legend.

REIMBURSED FROM PRINCIPAL COLLECTIONS ON THE MORTGAGE LOANS THAT RESULTED IN A REDUCTION OF THE PRINCIPAL DISTRIBUTION AMOUNT. ACCORDINGLY, THE CERTIFICATE BALANCE OF THIS CERTIFICATE MAY BE LESS THAN THAT SET FORTH BELOW. ANYONE ACQUIRING THIS CERTIFICATE MAY ASCERTAIN ITS CURRENT CERTIFICATE BALANCE BY INQUIRY OF THE CERTIFICATE ADMINISTRATOR.

PASS-THROUGH RATE: [____]%

DENOMINATION: $[   ]

DATE OF POOLING AND SERVICING
AGREEMENT: AS OF [_____], 20[__]

CUT-OFF DATE: AS SET FORTH IN THE
POOLING AND SERVICING AGREEMENT (AS
DEFINED HEREIN)

CLOSING DATE: [_____], 20[__]

FIRST DISTRIBUTION DATE:
[_____], 20[__]

APPROXIMATE AGGREGATE
CERTIFICATE BALANCE
OF THE [CLASS A-SB] CERTIFICATES
AS OF THE CLOSING DATE: $[_____]

MASTER SERVICER: [MASTER SERVICER]

SPECIAL SERVICER: [SPECIAL SERVICER]

TRUSTEE: [TRUSTEE]

CERTIFICATE ADMINISTRATOR: [CERTIFICATE
ADMINISTRATOR]

OPERATING ADVISOR: [OPERATING ADVISOR]

ASSET REPRESENTATIONS REVIEWER: [ASSET
REPRESENTATIONS REVIEWER]

CUSIP NO.: [   ]

ISIN NO.: [   ]

COMMON CODE NO.: [   ]

CERTIFICATE NO.: [A-SB]-[_]

[CLASS A-SB] CERTIFICATE

evidencing a beneficial ownership interest in a Trust Fund, consisting primarily of a pool of commercial mortgage loans (the "Mortgage Loans" (and a separate trust subordinate companion loan interest in a commercial mortgage loan)), all payments on or collections in respect of the Mortgage Loans and the Trust Subordinate Companion Loan due after the Cut-off Date, all REO Properties and revenues received in respect thereof, the mortgagee's rights under the insurance policies, any Assignment of Leases, and any guaranties or other collateral as security for the Mortgage Loans and such amounts as shall from time to time be held in the Collection Account, the Distribution Accounts, the Interest Reserve Account, the Gain-on-Sale Reserve Account and the REO Accounts, formed and sold by

BANC OF AMERICA MERRILL LYNCH COMMERCIAL MORTGAGE INC.

THIS CERTIFIES THAT CEDE & CO. is the registered owner of the interest evidenced by this Certificate in the Class A-SB Certificates issued by the Issuing Entity created pursuant to the Pooling and Servicing Agreement, dated as of [_____], 20[__] (the "Pooling and Servicing Agreement"), among BANC OF AMERICA MERRILL LYNCH COMMERCIAL MORTGAGE INC. (hereinafter called the "Depositor", which term includes any successor entity under the Pooling and Servicing Agreement), the Trustee, the Master Servicer, the Special Servicer, the Certificate Administrator, the Asset Representations Reviewer and the Operating Advisor. A summary of certain of the pertinent provisions of the Pooling and Servicing Agreement is set forth hereafter. To the extent not defined herein, the capitalized terms used herein shall have the meanings assigned thereto in the Pooling and Servicing Agreement.

This Certificate is one of a duly authorized issue of Certificates designated as Certificates of the series specified on the face hereof (herein called the "Certificates") and representing an interest in the Class of Certificates specified on the face hereof equal to the quotient expressed as a percentage obtained by dividing the Denomination of this Certificate specified on the face hereof, by the aggregate initial Certificate Balance of the Class A-SB Certificates. The Certificates are designated as the [ISSUING ENTITY], Commercial Mortgage Pass-Through Certificates, [SERIES] and are issued in the classes as specifically set forth in the Pooling and Servicing Agreement. The Certificates will evidence in the aggregate 100% of the beneficial ownership of the Issuing Entity.

This Certificate does not purport to summarize the Pooling and Servicing Agreement and reference is made to that agreement for information with respect to the interests, rights, benefits, obligations, proceeds, and duties evidenced hereby and the rights, duties and obligations of the Trustee and the Certificate Administrator. This Certificate is issued under and is subject to the terms, provisions and conditions of the Pooling and Servicing Agreement, to which Pooling and Servicing Agreement, as amended from time to time, the Certificateholder by virtue of the acceptance hereof assents and by which the Certificateholder is bound. In the case of any conflict between terms specified in this Certificate and terms specified in the Pooling and Servicing Agreement, the terms of the Pooling and Servicing Agreement shall govern.

This Certificate represents a "regular interest" in a "real estate mortgage investment conduit", as those terms are defined, respectively, in Sections 860G(a)(1) and 860D of the Internal Revenue Code of 1986, as amended. Each Holder of this Certificate, by acceptance hereof, agrees to treat, and take no action inconsistent with the treatment of, this Certificate in accordance with the preceding sentence for purposes of federal income taxes, state and local income and franchise taxes and other taxes imposed on or measured by income.

Pursuant to the terms of the Pooling and Servicing Agreement, the Certificate Administrator shall distribute to the Person in whose name this Certificate is registered as of the related Record Date, an amount equal to such Person's *pro rata* share (based on the Percentage Interest represented by this Certificate) of that portion of the aggregate amount of principal and interest then distributable, if any, allocable to the Class of Certificates of the same Class as this Certificate for such Distribution Date, all as more fully described in the Pooling and Servicing Agreement. Holders of this Certificate may be entitled to Yield Maintenance Charges as provided in the Pooling and Servicing Agreement. All sums distributable on this Certificate are payable in the coin or currency of the United States of America as at the time of payment is legal tender for the payment of public and private debts.

Interest on this Certificate will accrue (computed as if each year consisted of 360 days and each month consisted of 30 days) during the Interest Accrual Period relating to such Distribution Date at the [Class A-

SB] Pass-Through Rate specified above on the Certificate Balance of this Certificate immediately prior to each Distribution Date. Principal and interest allocated to this Certificate on any Distribution Date will be in an amount equal to this Certificate's *pro rata* share of the Available Funds to be distributed on the Certificates of this Class as of such Distribution Date, with a final distribution to be made upon retirement of this Certificate as set forth in the Pooling and Servicing Agreement.

Realized Losses and certain other amounts on the Mortgage Loans shall be allocated on the applicable Distribution Date to Certificateholders in the manner set forth in the Pooling and Servicing Agreement. All Realized Losses on the Mortgage Loans allocated to any Class of Certificates will be allocated *pro rata* among the outstanding Certificates of such Class.

This Certificate is limited in right of payment to, among other things, certain collections and recoveries respecting the Mortgage Loans, all as more specifically set forth in the Pooling and Servicing Agreement. As provided in the Pooling and Servicing Agreement, the Collection Account and the Distribution Accounts will be held on behalf of the Trustee on behalf of the Holders of Certificates specified in the Pooling and Servicing Agreement and the Master Servicer (with respect to the Collection Account) or the Certificate Administrator (with respect to the Distribution Accounts) will be authorized to make withdrawals therefrom. Amounts on deposit in such accounts may be invested in Permitted Investments. Interest or other investment income earned on funds in the Collection Account will be paid to the Master Servicer as set forth in the Pooling and Servicing Agreement. As provided in the Pooling and Servicing Agreement, withdrawals from the Collection Account shall be made from time to time for purposes other than distributions to Certificateholders, such purposes including reimbursement of certain expenses incurred with respect to the servicing of the Mortgage Loans and the Trust Subordinate Companion Loan and administration of the Issuing Entity.

All distributions under the Pooling and Servicing Agreement to a Class of Certificates shall be made on each Distribution Date (other than the final distribution on any Certificate) to Certificateholders of record on the related Record Date by check mailed to the address set forth therefor in the Certificate Register or, provided that such Certificateholder has provided the Certificate Administrator with wire instructions in writing at least five Business Days prior to the related Record Date, by wire transfer of immediately available funds to the account of such Certificateholder at a bank or other entity having appropriate facilities therefor. The final distribution on this Certificate (determined without regard to any possible future reimbursement of Realized Losses previously allocated to this Certificate) shall be made in like manner, but only upon presentment and surrender of this Certificate at the offices of the Certificate Registrar or such other location specified in the notice to Certificateholders of such final distribution.

Any funds not distributed on the final Distribution Date because of the failure of Certificateholders to tender their Certificates shall be set aside and held uninvested in trust and credited to the account or accounts of the appropriate non-tendering Holder or Holders. If any Certificates as to which notice has been posted pursuant to Section 4.01(i) of the Pooling and Servicing Agreement shall not have been surrendered for cancellation within six months after the time specified in such notice, the Certificate Administrator shall mail a second notice to the remaining non-tendering Certificateholders to surrender their Certificates for cancellation in order to receive the final distribution with respect thereto. If within one year after the second notice all such Certificates shall not have been surrendered for cancellation, the Certificate Administrator shall, directly or through an agent, take steps to contact the remaining non-tendering Certificateholders concerning surrender of their Certificates as it shall deem appropriate. The costs and expenses of holding such funds in trust and of contacting such Certificateholders following the first anniversary of the delivery of such second notice to the non-tendering Certificateholders shall be paid out of such funds. No interest shall accrue or be payable to any Certificateholder on any amount held in trust as a result of such Certificateholder's failure to surrender its Certificate(s) for final payment thereof in accordance with Section 4.01(i) of the Pooling and Servicing Agreement.

As provided in the Pooling and Servicing Agreement and subject to certain limitations therein set forth, the transfer of this Certificate is registerable in the Certificate Register only upon surrender of this Certificate for registration of transfer at the office of the Certificate Registrar or at the office of its transfer agent, duly endorsed by, or accompanied by an assignment in the form below or other written instrument of transfer in form satisfactory to the Certificate Registrar duly executed by the Holder hereof or such Holder's attorney-in-fact duly authorized in writing, and thereupon one or more new Certificates of the same Class in authorized Denominations will be issued to the designated transferee or transferees.

Subject to the terms of the Pooling and Servicing Agreement, the [Class A-SB] Certificates will be issued in book-entry form through the facilities of DTC in minimum denominations of $[_____], and in integral multiples of $[_] in excess thereof, with one Certificate of each such Class evidencing an additional amount equal to the remainder of the initial Certificate Balance of such Class.

No fee or service charge shall be imposed by the Certificate Registrar for its services in respect of any registration of transfer or exchange referred to in Section 5.03 of the Pooling and Servicing Agreement. In connection with any transfer to an Institutional Accredited Investor, the Transferor shall reimburse the Issuing Entity for any costs (including the cost of the Certificate Registrar's counsel's review of the documents and any legal opinions, submitted by the transferor or transferee to the Certificate Registrar as provided in Section 5.03 of the Pooling and Servicing Agreement) incurred by the Certificate Registrar in connection with such transfer. The Certificate Registrar may require payment by each transferor of a sum sufficient to cover any tax, expense or other governmental charge payable in connection with any such transfer or exchange.

The Trustee, the Certificate Administrator, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer and the Certificate Registrar and any of their agents may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and neither the Trustee, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Registrar nor any such agents shall be affected by any notice to the contrary.

The Pooling and Servicing Agreement may be amended from time to time by the parties thereto, without the consent of any of the Certificateholders or the Companion Holders:

(i)   to correct any defect or ambiguity in the Pooling and Servicing Agreement in order to address any manifest error in any provision of the Pooling and Servicing Agreement;

(ii)   to cause the provisions in the Pooling and Servicing Agreement to conform or be consistent with or in furtherance of the statements made in the Prospectus with respect to the Certificates, the Issuing Entity or the Pooling and Servicing Agreement or to correct or supplement any of its provisions which may be inconsistent with any other provisions therein or to correct any error;

(iii)   to change the timing and/or nature of deposits in the Collection Account, the Distribution Accounts or any REO Account; provided that (a) the Master Servicer Remittance Date shall in no event be later than the Business Day prior to the related Distribution Date and (b) such change shall not adversely affect in any material respect the interests of any Certificateholder, as evidenced in writing by an Opinion of Counsel at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each Rating Agency with respect to such amendment;

(iv)   to amend any provision of the Pooling and Servicing Agreement to the extent necessary or desirable to maintain the status of each REMIC (or any grantor trust portion of the Issuing Entity) for the purposes of federal income tax law (or comparable provisions of state income tax law);

(v)   to modify, eliminate or add to the provisions of Section 5.03(n) of the Pooling and Servicing Agreement or any other provision of the Pooling and Servicing Agreement restricting transfer of the Class R Certificates; provided the Depositor has determined that such change shall not, as evidenced by an Opinion of Counsel, cause the Issuing Entity, any Trust REMIC or any of the Certificateholders (other than the Transferor) to be subject to a federal tax caused by a Transfer to a Person that is a Disqualified Organization or a Non-U.S. Tax Person;

(vi)   to amend any provision of the Pooling and Servicing Agreement to the extent necessary or desirable to list the Certificates on a stock exchange, including, without limitation, the appointment of one or more sub-certificate administrators and the requirement that certain information be delivered to such sub-certificate administrators;

(vii)   to make any other provisions with respect to matters or questions arising under or with respect to the Pooling and Servicing Agreement not inconsistent with the provisions therein;

A-6-6

(viii)   to modify, alter, amend, add or to rescind any of the provisions contained in the Pooling and Servicing Agreement if and to the extent necessary to comply with any rules or regulations promulgated, or any guidance provided with respect to Rule 15Ga-1 under the Exchange Act, by the SEC from time to time;

(ix)   to modify the provisions of Sections 3.05 and 3.17 of the Pooling and Servicing Agreement (with respect to reimbursement of Nonrecoverable Advances and Workout-Delayed Reimbursement Amounts) if (a) the Depositor, the Master Servicer, the Trustee and, for so long as a Control Event has not occurred and is not continuing, the Directing Certificateholder, determine that the commercial mortgage backed securities industry standard for such provisions has changed, in order to conform to such industry standard, (b) each Rating Agency shall have been provided with a Rating Agency Communication with respect to such modification, and (c) if no Control Termination Event or Consultation Termination Event has occurred and is continuing, the Directing Certificateholder consents to such modification;

(x)   to modify the procedures of the Pooling and Servicing Agreement relating to compliance with Rule 17g-5 of the Exchange Act; provided that if such modification materially increases the obligations of the Trustee, the Certificate Administrator, the Custodian, the Asset Representations Reviewer, the 17g-5 Information Provider, the Operating Advisor, the Depositor, the Master Servicer or the Special Servicer, then the consent of such party will be required;

(xi)   in the event of a TIA Applicability Determination, to modify, eliminate or add to the provisions of the Pooling and Servicing Agreement to such extent as shall be necessary to (A) effect the qualification of the Pooling and Servicing Agreement under the TIA or under any similar federal statute hereafter enacted and to add to the Pooling and Servicing Agreement such other provisions as may be expressly required by the TIA, and (B) modify such other provisions as are necessary to conform the Pooling and Servicing Agreement and be consistent with the modifications made pursuant to the preceding clause (A); provided that any amendment pursuant to this clause (xi) shall be at the sole cost and expense of the Depositor; and

(xii)   any other amendment which does not adversely affect in any material respect the interests of any Certificateholder (unless such Certificateholder consents).

Notwithstanding the foregoing, no such amendment (A) may change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under any Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary thereunder, without the consent of such Mortgage Loan Seller or (B) materially and adversely affects the holders of a Companion Loan without such Companion Holder's consent.

The Pooling and Servicing Agreement may also be amended from time to time by the parties thereto with the consent of the Holders of Certificates of each Class affected by such amendment evidencing in the aggregate not less than 51% of the aggregate Percentage Interests constituting the Class for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Pooling and Servicing Agreement or of modifying in any manner the rights of the Holders of Certificates of such Class; provided, however, that no such amendment shall:

(i)   reduce in any manner the amount of, or delay the timing of, payments received on the Mortgage Loans or the Trust Subordinate Companion Loan that are required to be distributed on a Certificate of any Class without the consent of the Holder of the Certificate or which are required to be distributed to a Companion Holder without the consent of such Companion Holder; or

(ii)   reduce the aforesaid percentage of Certificates of any Class the Holders of which are required to consent to any such amendment or remove the requirement to obtain consent of any Companion Holder or Holder of [LOAN SPECIFIC CLASS] Certificates, in any such case without the consent of the Holders of all Certificates of such Class then outstanding or such Companion Holders, as applicable; or

A-6-7

(iii)   adversely affect the Voting Rights of any Class of Certificates without the consent of the Holders of all Certificates of such Class then outstanding; or

(iv)   change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under such Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary under the Pooling and Servicing Agreement, without the consent of such Mortgage Loan Seller; or

(v)   amend the Servicing Standard without the consent of 100% of the Certificateholders or receipt of Rating Agency Confirmation from each Rating Agency and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates pursuant to Section 3.27 of the Pooling and Servicing Agreement) and, if required under the related Intercreditor Agreement, the consent of the holder of any AB Subordinate Companion Loan for each Serviced AB Whole Loan.

Further, notwithstanding the foregoing, none of the Operating Advisor, the Trustee, the Certificate Administrator, the Depositor, the Master Servicer, the Asset Representations Reviewer nor the Special Servicer will be required to consent to any amendment to the Pooling and Servicing Agreement without having first received an Opinion of Counsel (at the Issuing Entity's expense) to the effect that such amendment is permitted under the Pooling and Servicing Agreement and that such amendment or the exercise of any power granted to the Master Servicer, the Special Servicer, the Depositor, the Trustee, the Certificate Administrator, the Asset Representations Reviewer or any other specified person in accordance with such amendment will not result in the imposition of a tax on any portion of the Issuing Entity or any Trust REMIC, or cause any Trust REMIC to fail to qualify as a REMIC or cause the Grantor Trust to fail to qualify as a grantor trust under the relevant provisions of the Code. Furthermore, no amendment to the Pooling and Servicing Agreement may be made that changes in any material respect to the rights of the [LOAN SPECIFIC CLASS] Certificates without the consent of such Class and no amendment to the Pooling and Servicing Agreement may be made that changes any provisions specifically required to be included in the Pooling and Servicing Agreement by the [LOAN SPECIFIC] Intercreditor Agreement without the consent of the holder of the related Non-Serviced Pari Passu Companion Loan(s).

The Holders of the majority of the Controlling Class, the Special Servicer, the Master Servicer or the Holders of the Class R Certificates may, in that order of priority, at their option, upon 60 days' prior notice given to the Trustee, the Certificate Administrator and each of the other parties to the Pooling and Servicing Agreement, purchase all of the Mortgage Loans (for the avoidance of doubt, excluding the Trust Subordinate Companion Loan) (and all property acquired through exercise of remedies in respect of any related Mortgage Loan) and the Issuing Entity's portion of each REO Property (other than any portion related to the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) remaining in the Issuing Entity, and thereby effect termination of the Issuing Entity and early retirement of the then-outstanding Certificates, on or after the first Distribution Date on which the aggregate Stated Principal Balances of the Mortgage Loans and the Issuing Entity's portion of any REO Loans remaining in the Issuing Entity is less than [_____].

Following the date on which the [APPLICABLE CLASSES] Certificates are retired (and provided that there is only one Holder (or multiple Holders acting in unanimity) of the then-outstanding Certificates (other than the [LOAN SPECIFIC CLASS], Class [ARD] and Class R Certificates)), the Sole Certificateholder may, at its option exchange (subject to the Master Servicer's consent) all of its Certificates (other than the [LOAN SPECIFIC CLASS], Class [ARD] and Class R Certificates) for all of the Mortgage Loans (for the avoidance of doubt, excluding the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) and the Issuing Entity's portion of each REO Property (other than any portion related to the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) remaining in the Issuing Entity pursuant to the terms of the Pooling and Servicing Agreement. If the Trust Subordinate Companion Loan is the sole remaining asset of the Issuing Entity, the Holders of the [LOAN SPECIFIC CLASS] Certificates may exchange their Certificates for the Trust Subordinate Companion Loan and terminate the Issuing Entity pursuant to the terms of the Pooling and Servicing Agreement.

The obligations created by the Pooling and Servicing Agreement and the Issuing Entity created thereby (other than the obligation of the Certificate Administrator to make payments to Certificateholders as provided for in the Pooling and Servicing Agreement), shall terminate upon reduction of the Certificate Balances of all the Certificates to zero (including, without limitation, any such final payment resulting from a termination of the Issuing Entity due to a sale of its property) pursuant to the terms of the Pooling and Servicing Agreement. In no event, however, will the Trust created by the Pooling and Servicing Agreement continue beyond the expiration of 21 years from the death of the last survivor of the descendants of Joseph P. Kennedy, the late Ambassador of the United States to the Court of St. James, living on the date hereof.

Unless the certificate of authentication hereon has been executed by the Authenticating Agent, by manual signature, this Certificate shall not be entitled to any benefit under the Pooling and Servicing Agreement or be valid for any purpose. The Certificate Registrar has executed this Certificate on behalf of the Issuing Entity as Certificate Registrar under the Pooling and Servicing Agreement and makes no representation or warranty as to any of the statements contained herein or the validity or sufficiency of the Certificates or the Mortgage Loans.

THIS CERTIFICATE AND THE POOLING AND SERVICING AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH, AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES APPLIED IN NEW YORK.

IN WITNESS WHEREOF, the Certificate Registrar has caused this Certificate to be duly executed under this official seal.

[CERTIFICATE REGISTRAR], not in its individual capacity but solely as Certificate Registrar under the Pooling and Servicing Agreement

By: _____
     AUTHORIZED SIGNATORY

Dated: [_____], 20[__]

CERTIFICATE OF AUTHENTICATION

THIS IS ONE OF THE [CLASS A-SB] CERTIFICATES REFERRED TO IN THE WITHIN-MENTIONED POOLING AND SERVICING AGREEMENT.

[AUTHENTICATING AGENT], as Authenticating Agent

By: _____
     AUTHORIZED SIGNATORY

A-6-9

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM   -   as tenant in common

TEN ENT   -   as tenants by the entireties

JT TEN   -   as joint tenants with rights of survivorship and not as tenants in common

UNIF GIFT MIN ACT _____ Custodian
                          (Cust)

Under Uniform Gifts to Minors

Act _____
                  (State)

Additional abbreviations may also be used though not in the above list.

FORM OF TRANSFER

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto _____

(Please insert Social Security or other identifying number of Assignee)

(Please print or typewrite name and address of assignee)

the within Certificate and does hereby or irrevocably constitute and appoint to transfer the said Certificate in the Certificate register of the within-named Trust, with full power of substitution in the premises.

Dated: _____

NOTICE: The signature to this assignment must correspond with the name as written upon the face of this Certificate in every particular without alteration or enlargement or any change whatever.

SIGNATURE GUARANTEED

The signature must be guaranteed by a commercial bank or trust company or by a member firm of the New York Stock Exchange or another national securities exchange. Notarized or witnessed signatures are not acceptable.

A-6-10

DISTRIBUTION INSTRUCTIONS

The assignee should include the following for purposes of distribution:

Distributions shall be made, by wire transfer or otherwise, in immediately available funds to _____ for the account of _____ account number _____ or, if mailed by check, to _____. Statements should be mailed to _____. This information is provided by assignee named above, or _____, as its agent.

FORM OF [CLASS X-A] CERTIFICATE

[CLASS X-A]

[ISSUING ENTITY]

COMMERCIAL MORTGAGE PASS-THROUGH CERTIFICATES

[SERIES], [CLASS X-A]

[UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE CERTIFICATE REGISTRAR FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.][1]

[TRANSFERS OF THIS BOOK-ENTRY CERTIFICATE SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF DTC OR A SUCCESSOR THEREOF OR SUCH SUCCESSOR'S NOMINEE, AND TRANSFERS OF BENEFICIAL INTERESTS IN THIS BOOK-ENTRY CERTIFICATE SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE POOLING AND SERVICING AGREEMENT REFERRED TO BELOW.][2]

THIS CERTIFICATE DOES NOT REPRESENT AN INTEREST IN OR OBLIGATION OF THE DEPOSITOR, THE SPONSORS, THE MASTER SERVICER, THE SPECIAL SERVICER, THE TRUSTEE, THE CERTIFICATE ADMINISTRATOR, THE OPERATING ADVISOR, THE ASSET REPRESENTATIONS REVIEWER, THE UNDERWRITERS, THE MORTGAGE LOAN SELLERS OR ANY OF THEIR RESPECTIVE AFFILIATES. NEITHER THIS CERTIFICATE NOR THE UNDERLYING MORTGAGE LOANS ARE INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OR INSTRUMENTALITY OR PRIVATE INSURER.

THIS [CLASS X-A] CERTIFICATE HAS NO PRINCIPAL BALANCE AND WILL NOT RECEIVE ANY DISTRIBUTION OF PRINCIPAL.

THE NOTIONAL AMOUNT OF THIS CERTIFICATE WILL BE REDUCED IN CONNECTION WITH THE REDUCTION OF THE CERTIFICATE BALANCE OF THE [CLASS A-1, CLASS A-2, CLASS A-3, CLASS A-4, CLASS A-5, CLASS A-SB AND CLASS A-S] CERTIFICATES. ACCORDINGLY, THE NOTIONAL AMOUNT OF THIS CERTIFICATE AT ANY TIME MAY BE LESS THAN THE INITIAL NOTIONAL AMOUNT SET FORTH BELOW.

THE NOTIONAL AMOUNT ON WHICH THE INTEREST PAYABLE TO THE HOLDERS OF THE [CLASS X-A] CERTIFICATES IS BASED WILL BE REDUCED AS A RESULT OF PRINCIPAL PAYMENTS AND LOSSES ON THE MORTGAGE LOANS. ACCORDINGLY, THE INTEREST PAYABLE PURSUANT TO THIS CERTIFICATE MAY BE LESS THAN THAT SET FORTH BELOW.

---

[1]   Legend required as long as DTC is the Depository under the Pooling and Servicing Agreement.

[2]   Book-Entry Certificate legend.

THIS CERTIFICATE REPRESENTS A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT", AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G(a)(1) AND 860D OF THE CODE.

PASS-THROUGH RATE: VARIABLE IN ACCORDANCE WITH THE POOLING AND SERVICING AGREEMENT

DENOMINATION: $[   ]

DATE OF POOLING AND SERVICING AGREEMENT: AS OF [_____], 20[__]

CUT-OFF DATE: AS SET FORTH IN THE POOLING AND SERVICING AGREEMENT (AS DEFINED HEREIN)

CLOSING DATE: [_____], 20[__]

FIRST DISTRIBUTION DATE: [_____], 20[__]

APPROXIMATE AGGREGATE NOTIONAL AMOUNT OF THE [CLASS X-A] CERTIFICATES AS OF THE CLOSING DATE: $[_____]

MASTER SERVICER: [MASTER SERVICER]

SPECIAL SERVICER: [SPECIAL SERVICER]

TRUSTEE: WILMINGTON TRUST, NATIONAL ASSOCIATION

CERTIFICATE ADMINISTRATOR: [CERTIFICATE ADMINISTRATOR]

OPERATING ADVISOR: [OPERATING ADVISOR]

ASSET REPRESENTATIONS REVIEWER: [ASSET REPRESENTATIONS REVIEWER]

CUSIP NO.: [   ]

ISIN NO.: [   ]

COMMON CODE NO.: [   ]

CERTIFICATE NO.: [X-A]-[_] [X-A]-[_] [X-A]-[_]

[CLASS X-A] CERTIFICATE

evidencing a beneficial ownership interest in a Trust Fund, consisting primarily of a pool of commercial mortgage loans (the "Mortgage Loans" (and a separate trust subordinate companion loan interest in a commercial mortgage loan)), all payments on or collections in respect of the Mortgage Loans and the Trust Subordinate Companion Loan due after the Cut-off Date, all REO Properties and revenues received in respect thereof, the mortgagee's rights under the insurance policies, any Assignment of Leases, and any guaranties or other collateral as security for the Mortgage Loans and such amounts as shall from time to time be held in the Collection Account, the Distribution Accounts, the Interest Reserve Account, the Gain-on-Sale Reserve Account and the REO Accounts, formed and sold by

BANC OF AMERICA MERRILL LYNCH COMMERCIAL MORTGAGE INC.

THIS CERTIFIES THAT CEDE & CO. is the registered owner of the interest evidenced by this Certificate in the [Class X-A] Certificates issued by the Issuing Entity created pursuant to the Pooling and Servicing Agreement, dated as of [_____], 20[_] (the "Pooling and Servicing Agreement"), among BANC OF AMERICA MERRILL LYNCH COMMERCIAL MORTGAGE INC. (hereinafter called the "Depositor", which term includes any successor entity under the Pooling and Servicing Agreement), the Trustee, the Master Servicer, the Special Servicer, the Certificate Administrator, the Asset Representations Reviewer and the Operating Advisor. A summary of certain of the pertinent provisions of the Pooling and Servicing Agreement is set forth hereafter. To the extent not defined herein, the capitalized terms used herein shall have the meanings assigned thereto in the Pooling and Servicing Agreement.

This Certificate is one of a duly authorized issue of Certificates designated as Certificates of the series specified on the face hereof (herein called the "Certificates") and representing an interest in the Class of Certificates specified on the face hereof equal to the quotient expressed as a percentage obtained by dividing the Denomination of this Certificate specified on the face hereof, by the aggregate initial Certificate Balance of the [Class X-A] Certificates. The Certificates are designated as the [ISSUING ENTITY], Commercial Mortgage Pass-Through Certificates, [SERIES] and are issued in the classes as specifically set forth in the Pooling and Servicing Agreement. The Certificates will evidence in the aggregate 100% of the beneficial ownership of the Issuing Entity.

This Certificate does not purport to summarize the Pooling and Servicing Agreement and reference is made to that agreement for information with respect to the interests, rights, benefits, obligations, proceeds, and duties evidenced hereby and the rights, duties and obligations of the Trustee and the Certificate Administrator. This Certificate is issued under and is subject to the terms, provisions and conditions of the Pooling and Servicing Agreement, to which Pooling and Servicing Agreement, as amended from time to time, the Certificateholder by virtue of the acceptance hereof assents and by which the Certificateholder is bound. In the case of any conflict between terms specified in this Certificate and terms specified in the Pooling and Servicing Agreement, the terms of the Pooling and Servicing Agreement shall govern.

This Certificate represents a "regular interest" in a "real estate mortgage investment conduit", as those terms are defined, respectively, in Sections 860G(a)(1) and 860D of the Internal Revenue Code of 1986, as amended. Each Holder of this Certificate, by acceptance hereof, agrees to treat, and take no action inconsistent with the treatment of, this Certificate in accordance with the preceding sentence for purposes of federal income taxes, state and local income and franchise taxes and other taxes imposed on or measured by income.

Pursuant to the terms of the Pooling and Servicing Agreement, the Certificate Administrator shall distribute to the Person in whose name this Certificate is registered as of the related Record Date, an amount equal to such Person's *pro rata* share (based on the Percentage Interest represented by this Certificate) of that portion of the aggregate amount of interest then distributable, if any, allocable to the Class of Certificates of the same Class as this Certificate for such Distribution Date, all as more fully described in the Pooling and Servicing Agreement. Holders of this Certificate may be entitled to Yield Maintenance Charges as provided in the Pooling and Servicing Agreement. All sums distributable on this Certificate are payable in the coin or currency of the United States of America as at the time of payment is legal tender for the payment of public and private debts.

Interest on this Certificate will accrue (computed as if each year consisted of 360 days and each month consisted of 30 days) during the Interest Accrual Period relating to such Distribution Date at the [Class X-A] Pass-Through Rate specified above on the Certificate Balance of this Certificate immediately prior to each Distribution Date. Interest allocated to this Certificate on any Distribution Date will be in an amount equal to this Certificate's *pro rata* share of the Available Funds to be distributed on the Certificates of this Class as of such Distribution Date, with a final distribution to be made upon retirement of this Certificate as set forth in the Pooling and Servicing Agreement.

Realized Losses and certain other amounts on the Mortgage Loans shall be allocated on the applicable Distribution Date to Certificateholders in the manner set forth in the Pooling and Servicing Agreement. All Realized Losses on the Mortgage Loans allocated to any Class of Certificates will be allocated *pro rata* among the outstanding Certificates of such Class.

This Certificate is limited in right of payment to, among other things, certain collections and recoveries respecting the Mortgage Loans, all as more specifically set forth in the Pooling and Servicing Agreement. As provided in the Pooling and Servicing Agreement, the Collection Account and the Distribution Accounts will be held on behalf of the Trustee on behalf of the Holders of Certificates specified in the Pooling and Servicing Agreement and the Master Servicer (with respect to the Collection Account) or the Certificate Administrator (with respect to the Distribution Accounts) will be authorized to make withdrawals therefrom. Amounts on deposit in such accounts may be invested in Permitted Investments. Interest or other investment income earned on funds in the Collection Account will be paid to the Master Servicer as set forth in the Pooling and Servicing Agreement. As provided in the Pooling and Servicing Agreement, withdrawals from the Collection Account shall be made from time to time for purposes other than distributions to Certificateholders, such purposes including reimbursement of certain expenses incurred with respect to the servicing of the Mortgage Loans and the Trust Subordinate Companion Loan and administration of the Issuing Entity.

All distributions under the Pooling and Servicing Agreement to a Class of Certificates shall be made on each Distribution Date (other than the final distribution on any Certificate) to Certificateholders of record on the related Record Date by check mailed to the address set forth therefor in the Certificate Register or, provided that such Certificateholder has provided the Certificate Administrator with wire instructions in writing at least five Business Days prior to the related Record Date, by wire transfer of immediately available funds to the account of such Certificateholder at a bank or other entity having appropriate facilities therefor. The final distribution on this Certificate (determined without regard to any possible future reimbursement of Realized Losses previously allocated to this Certificate) shall be made in like manner, but only upon presentment and surrender of this Certificate at the offices of the Certificate Registrar or such other location specified in the notice to Certificateholders of such final distribution.

Any funds not distributed on the final Distribution Date because of the failure of Certificateholders to tender their Certificates shall be set aside and held uninvested in trust and credited to the account or accounts of the appropriate non-tendering Holder or Holders. If any Certificates as to which notice has been posted pursuant to Section 4.01(i) of the Pooling and Servicing Agreement shall not have been surrendered for cancellation within six months after the time specified in such notice, the Certificate Administrator shall mail a second notice to the remaining non-tendering Certificateholders to surrender their Certificates for cancellation in order to receive the final distribution with respect thereto. If within one year after the second notice all such Certificates shall not have been surrendered for cancellation, the Certificate Administrator shall, directly or through an agent, take steps to contact the remaining non-tendering Certificateholders concerning surrender of their Certificates as it shall deem appropriate. The costs and expenses of holding such funds in trust and of contacting such Certificateholders following the first anniversary of the delivery of such second notice to the non-tendering Certificateholders shall be paid out of such funds. No interest shall accrue or be payable to any Certificateholder on any amount held in trust as a result of such Certificateholder's failure to surrender its Certificate(s) for final payment thereof in accordance with Section 4.01(i) of the Pooling and Servicing Agreement.

As provided in the Pooling and Servicing Agreement and subject to certain limitations therein set forth, the transfer of this Certificate is registerable in the Certificate Register only upon surrender of this Certificate for registration of transfer at the office of the Certificate Registrar or at the office of its transfer agent, duly endorsed by, or accompanied by an assignment in the form below or other written instrument of transfer in form satisfactory to the Certificate Registrar duly executed by the Holder hereof or such Holder's attorney-in-fact duly authorized in

writing, and thereupon one or more new Certificates of the same Class in authorized Denominations will be issued to the designated transferee or transferees.

Subject to the terms of the Pooling and Servicing Agreement, the [Class X-A] Certificates will be issued in book-entry form through the facilities of DTC in minimum denominations of $[_____] initial Certificate Balance, and in integral multiples of $[_] in excess thereof, with one Certificate of each such Class evidencing an additional amount equal to the remainder of the initial Certificate Balance of such Class.

No fee or service charge shall be imposed by the Certificate Registrar for its services in respect of any registration of transfer or exchange referred to in Section 5.03 of the Pooling and Servicing Agreement. In connection with any transfer to an Institutional Accredited Investor, the Transferor shall reimburse the Issuing Entity for any costs (including the cost of the Certificate Registrar's counsel's review of the documents and any legal opinions, submitted by the transferor or transferee to the Certificate Registrar as provided in Section 5.03 of the Pooling and Servicing Agreement) incurred by the Certificate Registrar in connection with such transfer. The Certificate Registrar may require payment by each transferor of a sum sufficient to cover any tax, expense or other governmental charge payable in connection with any such transfer or exchange.

The Trustee, the Certificate Administrator, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer and the Certificate Registrar and any of their agents may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and neither the Trustee, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Registrar nor any such agents shall be affected by any notice to the contrary.

The Pooling and Servicing Agreement may be amended from time to time by the parties thereto, without the consent of any of the Certificateholders or the Companion Holders:

(i) to correct any defect or ambiguity in the Pooling and Servicing Agreement in order to address any manifest error in any provision of the Pooling and Servicing Agreement;

(ii) to cause the provisions in the Pooling and Servicing Agreement to conform or be consistent with or in furtherance of the statements made in the Prospectus with respect to the Certificates, the Issuing Entity or the Pooling and Servicing Agreement or to correct or supplement any of its provisions which may be inconsistent with any other provisions therein or to correct any error;

(iii) to change the timing and/or nature of deposits in the Collection Account, the Distribution Accounts or any REO Account; provided that (a) the Master Servicer Remittance Date shall in no event be later than the Business Day prior to the related Distribution Date and (b) such change shall not adversely affect in any material respect the interests of any Certificateholder, as evidenced in writing by an Opinion of Counsel at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each Rating Agency with respect to such amendment;

(iv) to amend any provision of the Pooling and Servicing Agreement to the extent necessary or desirable to maintain the status of each REMIC (or any grantor trust portion of the Issuing Entity) for the purposes of federal income tax law (or comparable provisions of state income tax law);

(v) to modify, eliminate or add to the provisions of Section 5.03(n) of the Pooling and Servicing Agreement or any other provision of the Pooling and Servicing Agreement restricting transfer of the Class R Certificates; provided the Depositor has determined that such change shall not, as evidenced by an Opinion of Counsel, cause the Issuing Entity, any Trust REMIC or any of the Certificateholders (other than the Transferor) to be subject to a federal tax caused by a Transfer to a Person that is a Disqualified Organization or a Non-U.S. Tax Person;

(vi) to amend any provision of the Pooling and Servicing Agreement to the extent necessary or desirable to list the Certificates on a stock exchange, including, without limitation, the appointment of one or more sub-certificate administrators and the requirement that certain information be delivered to such sub-certificate administrators;

(vii)   to make any other provisions with respect to matters or questions arising under or with respect to the Pooling and Servicing Agreement not inconsistent with the provisions therein;

(viii)   to modify, alter, amend, add or to rescind any of the provisions contained in the Pooling and Servicing Agreement if and to the extent necessary to comply with any rules or regulations promulgated, or any guidance provided with respect to Rule 15Ga-1 under the Exchange Act, by the SEC from time to time;

(ix)   to modify the provisions of Sections 3.05 and 3.17 of the Pooling and Servicing Agreement (with respect to reimbursement of Nonrecoverable Advances and Workout-Delayed Reimbursement Amounts) if (a) the Depositor, the Master Servicer, the Trustee and, for so long as a Control Event has not occurred and is not continuing, the Directing Certificateholder, determine that the commercial mortgage backed securities industry standard for such provisions has changed, in order to conform to such industry standard, (b) each Rating Agency shall have been provided with a Rating Agency Communication with respect to such modification, and (c) if no Control Termination Event or Consultation Termination Event has occurred and is continuing, the Directing Certificateholder consents to such modification;

(x)   to modify the procedures of the Pooling and Servicing Agreement relating to compliance with Rule 17g-5 of the Exchange Act; _provided_ that if such modification materially increases the obligations of the Trustee, the Certificate Administrator, the Custodian, the Asset Representations Reviewer, the 17g-5 Information Provider, the Operating Advisor, the Depositor, the Master Servicer or the Special Servicer, then the consent of such party will be required;

(xi)   in the event of a TIA Applicability Determination, to modify, eliminate or add to the provisions of the Pooling and Servicing Agreement to such extent as shall be necessary to (A) effect the qualification of the Pooling and Servicing Agreement under the TIA or under any similar federal statute hereafter enacted and to add to the Pooling and Servicing Agreement such other provisions as may be expressly required by the TIA, and (B) modify such other provisions as are necessary to conform the Pooling and Servicing Agreement and be consistent with the modifications made pursuant to the preceding clause (A); _provided_ that any amendment pursuant to this clause (xi) shall be at the sole cost and expense of the Depositor; and

(xii)   any other amendment which does not adversely affect in any material respect the interests of any Certificateholder (unless such Certificateholder consents).

Notwithstanding the foregoing, no such amendment (A) may change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under any Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary thereunder, without the consent of such Mortgage Loan Seller or (B) materially and adversely affects the holders of a Companion Loan without such Companion Holder's consent.

The Pooling and Servicing Agreement may also be amended from time to time by the parties thereto with the consent of the Holders of Certificates of each Class affected by such amendment evidencing in the aggregate not less than 51% of the aggregate Percentage Interests constituting the Class for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Pooling and Servicing Agreement or of modifying in any manner the rights of the Holders of Certificates of such Class; _provided_, _however_, that no such amendment shall:

(i)   reduce in any manner the amount of, or delay the timing of, payments received on the Mortgage Loans or the Trust Subordinate Companion Loan that are required to be distributed on a Certificate of any Class without the consent of the Holder of the Certificate or which are required to be distributed to a Companion Holder without the consent of such Companion Holder; or

(ii)   reduce the aforesaid percentage of Certificates of any Class the Holders of which are required to consent to any such amendment or remove the requirement to obtain consent of any Companion

Holder or Holder of [LOAN SPECIFIC CLASS] Certificates, in any such case without the consent of the Holders of all Certificates of such Class then outstanding or such Companion Holders, as applicable; or

(iii)   adversely affect the Voting Rights of any Class of Certificates without the consent of the Holders of all Certificates of such Class then outstanding; or

(iv)   change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under such Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary under the Pooling and Servicing Agreement, without the consent of such Mortgage Loan Seller; or

(v)   amend the Servicing Standard without the consent of 100% of the Certificateholders or receipt of Rating Agency Confirmation from each Rating Agency and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates pursuant to Section 3.27 of the Pooling and Servicing Agreement) and, if required under the related Intercreditor Agreement, the consent of the holder of any AB Subordinate Companion Loan for each Serviced AB Whole Loan.

Further, notwithstanding the foregoing, none of the Operating Advisor, the Trustee, the Certificate Administrator, the Depositor, the Master Servicer, the Asset Representations Reviewer nor the Special Servicer will be required to consent to any amendment to the Pooling and Servicing Agreement without having first received an Opinion of Counsel (at the Issuing Entity's expense) to the effect that such amendment is permitted under the Pooling and Servicing Agreement and that such amendment or the exercise of any power granted to the Master Servicer, the Special Servicer, the Depositor, the Trustee, the Certificate Administrator, the Asset Representations Reviewer or any other specified person in accordance with such amendment will not result in the imposition of a tax on any portion of the Issuing Entity or any Trust REMIC, or cause any Trust REMIC to fail to qualify as a REMIC or cause the Grantor Trust to fail to qualify as a grantor trust under the relevant provisions of the Code. Furthermore, no amendment to the Pooling and Servicing Agreement may be made that changes in any material respect to the rights of the [LOAN SPECIFIC CLASS] Certificates without the consent of such Class and no amendment to the Pooling and Servicing Agreement may be made that changes any provisions specifically required to be included in the Pooling and Servicing Agreement by the [LOAN SPECIFIC] Intercreditor Agreement without the consent of the holder of the related Non-Serviced Pari Passu Companion Loan(s).

The Holders of the majority of the Controlling Class, the Special Servicer, the Master Servicer or the Holders of the Class R Certificates may, in that order of priority, at their option, upon 60 days' prior notice given to the Trustee, the Certificate Administrator and each of the other parties to the Pooling and Servicing Agreement, purchase all of the Mortgage Loans (for the avoidance of doubt, excluding the Trust Subordinate Companion Loan) (and all property acquired through exercise of remedies in respect of any related Mortgage Loan) and the Issuing Entity's portion of each REO Property (other than any portion related to the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) remaining in the Issuing Entity, and thereby effect termination of the Issuing Entity and early retirement of the then-outstanding Certificates, on or after the first Distribution Date on which the aggregate Stated Principal Balances of the Mortgage Loans and the Issuing Entity's portion of any REO Loans remaining in the Issuing Entity is less than [_____].

Following the date on which the [APPLICABLE CLASSES] Certificates are retired (and provided that there is only one Holder (or multiple Holders acting in unanimity) of the then-outstanding Certificates (other than the [LOAN SPECIFIC CLASS], Class [ARD] and Class R Certificates)), the Sole Certificateholder may, at its option exchange (subject to the Master Servicer's consent) all of its Certificates (other than the [LOAN SPECIFIC CLASS], Class [ARD] and Class R Certificates) for all of the Mortgage Loans (for the avoidance of doubt, excluding the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) and the Issuing Entity's portion of each REO Property (other than any portion related to the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) remaining in the Issuing Entity pursuant to the terms of the Pooling and Servicing Agreement. If the Trust Subordinate Companion Loan is the sole remaining asset of the Issuing Entity, the Holders of the [LOAN SPECIFIC

CLASS] Certificates may exchange their Certificates for the Trust Subordinate Companion Loan and terminate the Issuing Entity pursuant to the terms of the Pooling and Servicing Agreement.

The obligations created by the Pooling and Servicing Agreement and the Issuing Entity created thereby (other than the obligation of the Certificate Administrator to make payments to Certificateholders as provided for in the Pooling and Servicing Agreement), shall terminate upon reduction of the Certificate Balances of all the Certificates to zero (including, without limitation, any such final payment resulting from a termination of the Issuing Entity due to a sale of its property) pursuant to the terms of the Pooling and Servicing Agreement. In no event, however, will the Trust created by the Pooling and Servicing Agreement continue beyond the expiration of 21 years from the death of the last survivor of the descendants of Joseph P. Kennedy, the late Ambassador of the United States to the Court of St. James, living on the date hereof.

Unless the certificate of authentication hereon has been executed by the Authenticating Agent, by manual signature, this Certificate shall not be entitled to any benefit under the Pooling and Servicing Agreement or be valid for any purpose. The Certificate Registrar has executed this Certificate on behalf of the Issuing Entity as Certificate Registrar under the Pooling and Servicing Agreement and makes no representation or warranty as to any of the statements contained herein or the validity or sufficiency of the Certificates or the Mortgage Loans.

THIS CERTIFICATE AND THE POOLING AND SERVICING AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH, AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES APPLIED IN NEW YORK.

        IN WITNESS WHEREOF, the Certificate Registrar has caused this Certificate to be duly executed under this official seal.


[CERTIFICATE REGISTRAR], not in its individual capacity but solely as Certificate Registrar under the Pooling and Servicing Agreement


By: _____

        AUTHORIZED SIGNATORY

Dated: [_____], 20[__]


CERTIFICATE OF AUTHENTICATION


        THIS IS ONE OF THE [CLASS X-A] CERTIFICATES REFERRED TO IN THE WITHIN-MENTIONED POOLING AND SERVICING AGREEMENT.


[AUTHENTICATING AGENT], as Authenticating Agent


By: _____

        AUTHORIZED SIGNATORY


A-7-10


ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM	-	as tenant in common	UNIF GIFT MIN ACT _____ Custodian	
TEN ENT	-	as tenants by the entireties	(Cust)	
JT TEN	-	as joint tenants with rights of survivorship and not as tenants in common	Under Uniform Gifts to Minors	
			Act _____	
			(State)	

Additional abbreviations may also be used though not in the above list.

FORM OF TRANSFER

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto _____

_____
(Please insert Social Security or other identifying number of Assignee)

_____
(Please print or typewrite name and address of assignee)

_____

the within Certificate and does hereby or irrevocably constitute and appoint to transfer the said Certificate in the Certificate register of the within-named Trust, with full power of substitution in the premises.

Dated: _____

NOTICE: The signature to this assignment must correspond with the name as written upon the face of this Certificate in every particular without alteration or enlargement or any change whatever.

_____
SIGNATURE GUARANTEED

The signature must be guaranteed by a commercial bank or trust company or by a member firm of the New York Stock Exchange or another national securities exchange. Notarized or witnessed signatures are not acceptable.

A-7-11

DISTRIBUTION INSTRUCTIONS

The assignee should include the following for purposes of distribution:

Distributions shall be made, by wire transfer or otherwise, in immediately available funds to _____ for the account of _____ account number _____ or, if mailed by check, to _____. Statements should be mailed to _____. This information is provided by assignee named above, or _____, as its agent.

FORM OF [CLASS X-B] CERTIFICATE

[CLASS X-B]

[ISSUING ENTITY]

COMMERCIAL MORTGAGE PASS-THROUGH CERTIFICATES

[SERIES], [CLASS X-B]

[UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE CERTIFICATE REGISTRAR FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.][1]

[TRANSFERS OF THIS BOOK-ENTRY CERTIFICATE SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF DTC OR A SUCCESSOR THEREOF OR SUCH SUCCESSOR'S NOMINEE, AND TRANSFERS OF BENEFICIAL INTERESTS IN THIS BOOK-ENTRY CERTIFICATE SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE POOLING AND SERVICING AGREEMENT REFERRED TO BELOW.][2]

THIS CERTIFICATE DOES NOT REPRESENT AN INTEREST IN OR OBLIGATION OF THE DEPOSITOR, THE SPONSORS, THE MASTER SERVICER, THE SPECIAL SERVICER, THE TRUSTEE, THE CERTIFICATE ADMINISTRATOR, THE OPERATING ADVISOR, THE ASSET REPRESENTATIONS REVIEWER, THE UNDERWRITERS, THE MORTGAGE LOAN SELLERS OR ANY OF THEIR RESPECTIVE AFFILIATES. NEITHER THIS CERTIFICATE NOR THE UNDERLYING MORTGAGE LOANS ARE INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OR INSTRUMENTALITY OR PRIVATE INSURER.

THIS [CLASS X-B] CERTIFICATE HAS NO PRINCIPAL BALANCE AND WILL NOT RECEIVE ANY DISTRIBUTION OF PRINCIPAL.

THE NOTIONAL AMOUNT OF THIS CERTIFICATE WILL BE REDUCED IN CONNECTION WITH THE REDUCTION OF THE CERTIFICATE BALANCE OF THE [CLASS B] CERTIFICATES. ACCORDINGLY, THE NOTIONAL AMOUNT OF THIS CERTIFICATE AT ANY TIME MAY BE LESS THAN THE INITIAL NOTIONAL AMOUNT SET FORTH BELOW.

THE NOTIONAL AMOUNT ON WHICH THE INTEREST PAYABLE TO THE HOLDERS OF THE [CLASS X-B] CERTIFICATES IS BASED WILL BE REDUCED AS A RESULT OF PRINCIPAL PAYMENTS AND LOSSES ON THE MORTGAGE LOANS. ACCORDINGLY, THE INTEREST PAYABLE PURSUANT TO THIS CERTIFICATE MAY BE LESS THAN THAT SET FORTH BELOW.

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[1]   Legend required as long as DTC is the Depository under the Pooling and Servicing Agreement.

[2]   Book-Entry Certificate legend.

THIS CERTIFICATE REPRESENTS A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT", AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G(a)(1) AND 860D OF THE CODE.

PASS-THROUGH RATE: VARIABLE IN ACCORDANCE WITH THE POOLING AND SERVICING AGREEMENT

DENOMINATION: $[   ]

DATE OF POOLING AND SERVICING AGREEMENT: AS OF [_____], 20[__]

CUT-OFF DATE: AS SET FORTH IN THE POOLING AND SERVICING AGREEMENT (AS DEFINED HEREIN)

CLOSING DATE: [_____], 20[__]

FIRST DISTRIBUTION DATE: [_____], 20[__]

APPROXIMATE AGGREGATE NOTIONAL AMOUNT OF THE [CLASS X-B] CERTIFICATES AS OF THE CLOSING DATE: $[_____]

MASTER SERVICER: [MASTER SERVICER]

SPECIAL SERVICER: [SPECIAL SERVICER]

TRUSTEE: [TRUSTEE]

CERTIFICATE ADMINISTRATOR: [CERTIFICATE ADMINISTRATOR]

OPERATING ADVISOR: [OPERATING ADVISOR]

ASSET REPRESENTATIONS REVIEWER: [ASSET REPRESENTATIONS REVIEWER]

CUSIP NO.: [   ]

ISIN NO.: [   ]

COMMON CODE NO.: [   ]

CERTIFICATE NO.: [X-B]-[_]

[CLASS X-B] CERTIFICATE

evidencing a beneficial ownership interest in a Trust Fund, consisting primarily of a pool of commercial mortgage loans (the "Mortgage Loans" (and a separate trust subordinate companion loan interest in a commercial mortgage loan)), all payments on or collections in respect of the Mortgage Loans and the Trust Subordinate Companion Loan due after the Cut-off Date, all REO Properties and revenues received in respect thereof, the mortgagee's rights under the insurance policies, any Assignment of Leases, and any guaranties or other collateral as security for the Mortgage Loans and such amounts as shall from time to time be held in the Collection Account, the Distribution Accounts, the Interest Reserve Account, the Gain-on-Sale Reserve Account and the REO Accounts, formed and sold by

BANC OF AMERICA MERRILL LYNCH COMMERCIAL MORTGAGE INC.

THIS CERTIFIES THAT CEDE & CO. is the registered owner of the interest evidenced by this Certificate in the [Class X-B] Certificates issued by the Issuing Entity created pursuant to the Pooling and Servicing Agreement, dated as of [_____], 20[__] (the "Pooling and Servicing Agreement"), among BANC OF AMERICA MERRILL LYNCH COMMERCIAL MORTGAGE INC. (hereinafter called the "Depositor", which term includes any successor entity under the Pooling and Servicing Agreement), the Trustee, the Master Servicer, the Special Servicer, the Certificate Administrator, the Asset Representations Reviewer and the Operating Advisor. A summary of certain of the pertinent provisions of the Pooling and Servicing Agreement is set forth hereafter. To the extent not defined herein, the capitalized terms used herein shall have the meanings assigned thereto in the Pooling and Servicing Agreement.

This Certificate is one of a duly authorized issue of Certificates designated as Certificates of the series specified on the face hereof (herein called the "Certificates") and representing an interest in the Class of Certificates specified on the face hereof equal to the quotient expressed as a percentage obtained by dividing the Denomination of this Certificate specified on the face hereof, by the aggregate initial Certificate Balance of the [Class X-B] Certificates. The Certificates are designated as the [ISSUING ENTITY], Commercial Mortgage Pass-Through Certificates, [SERIES] and are issued in the classes as specifically set forth in the Pooling and Servicing Agreement. The Certificates will evidence in the aggregate 100% of the beneficial ownership of the Issuing Entity.

This Certificate does not purport to summarize the Pooling and Servicing Agreement and reference is made to that agreement for information with respect to the interests, rights, benefits, obligations, proceeds, and duties evidenced hereby and the rights, duties and obligations of the Trustee and the Certificate Administrator. This Certificate is issued under and is subject to the terms, provisions and conditions of the Pooling and Servicing Agreement, to which Pooling and Servicing Agreement, as amended from time to time, the Certificateholder by virtue of the acceptance hereof assents and by which the Certificateholder is bound. In the case of any conflict between terms specified in this Certificate and terms specified in the Pooling and Servicing Agreement, the terms of the Pooling and Servicing Agreement shall govern.

This Certificate represents a "regular interest" in a "real estate mortgage investment conduit", as those terms are defined, respectively, in Sections 860G(a)(1) and 860D of the Internal Revenue Code of 1986, as amended. Each Holder of this Certificate, by acceptance hereof, agrees to treat, and take no action inconsistent with the treatment of, this Certificate in accordance with the preceding sentence for purposes of federal income taxes, state and local income and franchise taxes and other taxes imposed on or measured by income.

Pursuant to the terms of the Pooling and Servicing Agreement, the Certificate Administrator shall distribute to the Person in whose name this Certificate is registered as of the related Record Date, an amount equal to such Person's *pro rata* share (based on the Percentage Interest represented by this Certificate) of that portion of the aggregate amount of interest then distributable, if any, allocable to the Class of Certificates of the same Class as this Certificate for such Distribution Date, all as more fully described in the Pooling and Servicing Agreement. Holders of this Certificate may be entitled to Yield Maintenance Charges as provided in the Pooling and Servicing Agreement. All sums distributable on this Certificate are payable in the coin or currency of the United States of America as at the time of payment is legal tender for the payment of public and private debts.

Interest on this Certificate will accrue (computed as if each year consisted of 360 days and each month consisted of 30 days) during the Interest Accrual Period relating to such Distribution Date at the [Class X-B]

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Pass-Through Rate specified above on the Certificate Balance of this Certificate immediately prior to each Distribution Date. Interest allocated to this Certificate on any Distribution Date will be in an amount equal to this Certificate's *pro rata* share of the Available Funds to be distributed on the Certificates of this Class as of such Distribution Date, with a final distribution to be made upon retirement of this Certificate as set forth in the Pooling and Servicing Agreement.

Realized Losses and certain other amounts on the Mortgage Loans shall be allocated on the applicable Distribution Date to Certificateholders in the manner set forth in the Pooling and Servicing Agreement. All Realized Losses on the Mortgage Loans allocated to any Class of Certificates will be allocated *pro rata* among the outstanding Certificates of such Class.

This Certificate is limited in right of payment to, among other things, certain collections and recoveries respecting the Mortgage Loans, all as more specifically set forth in the Pooling and Servicing Agreement. As provided in the Pooling and Servicing Agreement, the Collection Account and the Distribution Accounts will be held on behalf of the Trustee on behalf of the Holders of Certificates specified in the Pooling and Servicing Agreement and the Master Servicer (with respect to the Collection Account) or the Certificate Administrator (with respect to the Distribution Accounts) will be authorized to make withdrawals therefrom. Amounts on deposit in such accounts may be invested in Permitted Investments. Interest or other investment income earned on funds in the Collection Account will be paid to the Master Servicer as set forth in the Pooling and Servicing Agreement. As provided in the Pooling and Servicing Agreement, withdrawals from the Collection Account shall be made from time to time for purposes other than distributions to Certificateholders, such purposes including reimbursement of certain expenses incurred with respect to the servicing of the Mortgage Loans and the Trust Subordinate Companion Loan and administration of the Issuing Entity.

All distributions under the Pooling and Servicing Agreement to a Class of Certificates shall be made on each Distribution Date (other than the final distribution on any Certificate) to Certificateholders of record on the related Record Date by check mailed to the address set forth therefor in the Certificate Register or, provided that such Certificateholder has provided the Certificate Administrator with wire instructions in writing at least five Business Days prior to the related Record Date, by wire transfer of immediately available funds to the account of such Certificateholder at a bank or other entity having appropriate facilities therefor. The final distribution on this Certificate (determined without regard to any possible future reimbursement of Realized Losses previously allocated to this Certificate) shall be made in like manner, but only upon presentment and surrender of this Certificate at the offices of the Certificate Registrar or such other location specified in the notice to Certificateholders of such final distribution.

Any funds not distributed on the final Distribution Date because of the failure of Certificateholders to tender their Certificates shall be set aside and held uninvested in trust and credited to the account or accounts of the appropriate non-tendering Holder or Holders. If any Certificates as to which notice has been posted pursuant to Section 4.01(i) of the Pooling and Servicing Agreement shall not have been surrendered for cancellation within six months after the time specified in such notice, the Certificate Administrator shall mail a second notice to the remaining non-tendering Certificateholders to surrender their Certificates for cancellation in order to receive the final distribution with respect thereto. If within one year after the second notice all such Certificates shall not have been surrendered for cancellation, the Certificate Administrator shall, directly or through an agent, take steps to contact the remaining non-tendering Certificateholders concerning surrender of their Certificates as it shall deem appropriate. The costs and expenses of holding such funds in trust and of contacting such Certificateholders following the first anniversary of the delivery of such second notice to the non-tendering Certificateholders shall be paid out of such funds. No interest shall accrue or be payable to any Certificateholder on any amount held in trust as a result of such Certificateholder's failure to surrender its Certificate(s) for final payment thereof in accordance with Section 4.01(i) of the Pooling and Servicing Agreement.

As provided in the Pooling and Servicing Agreement and subject to certain limitations therein set forth, the transfer of this Certificate is registerable in the Certificate Register only upon surrender of this Certificate for registration of transfer at the office of the Certificate Registrar or at the office of its transfer agent, duly endorsed by, or accompanied by an assignment in the form below or other written instrument of transfer in form satisfactory to the Certificate Registrar duly executed by the Holder hereof or such Holder's attorney-in-fact duly authorized in writing, and thereupon one or more new Certificates of the same Class in authorized Denominations will be issued to the designated transferee or transferees.

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Subject to the terms of the Pooling and Servicing Agreement, the [Class X-B] Certificates will be issued in book-entry form through the facilities of DTC in minimum denominations of $[_____] initial Certificate Balance, and in integral multiples of $[_] in excess thereof, with one Certificate of each such Class evidencing an additional amount equal to the remainder of the initial Certificate Balance of such Class.

No fee or service charge shall be imposed by the Certificate Registrar for its services in respect of any registration of transfer or exchange referred to in Section 5.03 of the Pooling and Servicing Agreement. In connection with any transfer to an Institutional Accredited Investor, the Transferor shall reimburse the Issuing Entity for any costs (including the cost of the Certificate Registrar's counsel's review of the documents and any legal opinions, submitted by the transferor or transferee to the Certificate Registrar as provided in Section 5.03 of the Pooling and Servicing Agreement) incurred by the Certificate Registrar in connection with such transfer. The Certificate Registrar may require payment by each transferor of a sum sufficient to cover any tax, expense or other governmental charge payable in connection with any such transfer or exchange.

The Trustee, the Certificate Administrator, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer and the Certificate Registrar and any of their agents may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and neither the Trustee, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Registrar nor any such agents shall be affected by any notice to the contrary.

The Pooling and Servicing Agreement may be amended from time to time by the parties thereto, without the consent of any of the Certificateholders or the Companion Holders:

     (i)   to correct any defect or ambiguity in the Pooling and Servicing Agreement in order to address any manifest error in any provision of the Pooling and Servicing Agreement;

     (ii)   to cause the provisions in the Pooling and Servicing Agreement to conform or be consistent with or in furtherance of the statements made in the Prospectus with respect to the Certificates, the Issuing Entity or the Pooling and Servicing Agreement or to correct or supplement any of its provisions which may be inconsistent with any other provisions therein or to correct any error;

     (iii)   to change the timing and/or nature of deposits in the Collection Account, the Distribution Accounts or any REO Account; provided that (a) the Master Servicer Remittance Date shall in no event be later than the Business Day prior to the related Distribution Date and (b) such change shall not adversely affect in any material respect the interests of any Certificateholder, as evidenced in writing by an Opinion of Counsel at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each Rating Agency with respect to such amendment;

     (iv)   to amend any provision of the Pooling and Servicing Agreement to the extent necessary or desirable to maintain the status of each REMIC (or any grantor trust portion of the Issuing Entity) for the purposes of federal income tax law (or comparable provisions of state income tax law);

     (v)   to modify, eliminate or add to the provisions of Section 5.03(n) of the Pooling and Servicing Agreement or any other provision of the Pooling and Servicing Agreement restricting transfer of the Class R Certificates; provided the Depositor has determined that such change shall not, as evidenced by an Opinion of Counsel, cause the Issuing Entity, any Trust REMIC or any of the Certificateholders (other than the Transferor) to be subject to a federal tax caused by a Transfer to a Person that is a Disqualified Organization or a Non-U.S. Tax Person;

     (vi)   to amend any provision of the Pooling and Servicing Agreement to the extent necessary or desirable to list the Certificates on a stock exchange, including, without limitation, the appointment of one or more sub-certificate administrators and the requirement that certain information be delivered to such sub-certificate administrators;

     (vii)   to make any other provisions with respect to matters or questions arising under or with respect to the Pooling and Servicing Agreement not inconsistent with the provisions therein;

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(viii)   to modify, alter, amend, add or to rescind any of the provisions contained in the Pooling and Servicing Agreement if and to the extent necessary to comply with any rules or regulations promulgated, or any guidance provided with respect to Rule 15Ga-1 under the Exchange Act, by the SEC from time to time;

(ix)   to modify the provisions of Sections 3.05 and 3.17 of the Pooling and Servicing Agreement (with respect to reimbursement of Nonrecoverable Advances and Workout-Delayed Reimbursement Amounts) if (a) the Depositor, the Master Servicer, the Trustee and, for so long as a Control Event has not occurred and is not continuing, the Directing Certificateholder, determine that the commercial mortgage backed securities industry standard for such provisions has changed, in order to conform to such industry standard, (b) each Rating Agency shall have been provided with a Rating Agency Communication with respect to such modification, and (c) if no Control Termination Event or Consultation Termination Event has occurred and is continuing, the Directing Certificateholder consents to such modification;

(x)   to modify the procedures of the Pooling and Servicing Agreement relating to compliance with Rule 17g-5 of the Exchange Act; provided that if such modification materially increases the obligations of the Trustee, the Certificate Administrator, the Custodian, the Asset Representations Reviewer, the 17g-5 Information Provider, the Operating Advisor, the Depositor, the Master Servicer or the Special Servicer, then the consent of such party will be required;

(xi)   in the event of a TIA Applicability Determination, to modify, eliminate or add to the provisions of the Pooling and Servicing Agreement to such extent as shall be necessary to (A) effect the qualification of the Pooling and Servicing Agreement under the TIA or under any similar federal statute hereafter enacted and to add to the Pooling and Servicing Agreement such other provisions as may be expressly required by the TIA, and (B) modify such other provisions as are necessary to conform the Pooling and Servicing Agreement and be consistent with the modifications made pursuant to the preceding clause (A); provided that any amendment pursuant to this clause (xi) shall be at the sole cost and expense of the Depositor; and

(xii)   any other amendment which does not adversely affect in any material respect the interests of any Certificateholder (unless such Certificateholder consents).

Notwithstanding the foregoing, no such amendment (A) may change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under any Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary thereunder, without the consent of such Mortgage Loan Seller or (B) materially and adversely affects the holders of a Companion Loan without such Companion Holder's consent.

The Pooling and Servicing Agreement may also be amended from time to time by the parties thereto with the consent of the Holders of Certificates of each Class affected by such amendment evidencing in the aggregate not less than 51% of the aggregate Percentage Interests constituting the Class for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Pooling and Servicing Agreement or of modifying in any manner the rights of the Holders of Certificates of such Class; provided, however, that no such amendment shall:

(i)   reduce in any manner the amount of, or delay the timing of, payments received on the Mortgage Loans or the Trust Subordinate Companion Loan that are required to be distributed on a Certificate of any Class without the consent of the Holder of the Certificate or which are required to be distributed to a Companion Holder without the consent of such Companion Holder; or

(ii)   reduce the aforesaid percentage of Certificates of any Class the Holders of which are required to consent to any such amendment or remove the requirement to obtain consent of any Companion Holder or Holder of [LOAN SPECIFIC CLASS] Certificates, in any such case without the consent of the Holders of all Certificates of such Class then outstanding or such Companion Holders, as applicable; or

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(iii)   adversely affect the Voting Rights of any Class of Certificates without the consent of the Holders of all Certificates of such Class then outstanding; or

(iv)   change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under such Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary under the Pooling and Servicing Agreement, without the consent of such Mortgage Loan Seller; or

(v)   amend the Servicing Standard without the consent of 100% of the Certificateholders or receipt of Rating Agency Confirmation from each Rating Agency and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates pursuant to Section 3.27 of the Pooling and Servicing Agreement) and, if required under the related Intercreditor Agreement, the consent of the holder of any AB Subordinate Companion Loan for each Serviced AB Whole Loan.

Further, notwithstanding the foregoing, none of the Operating Advisor, the Trustee, the Certificate Administrator, the Depositor, the Master Servicer, the Asset Representations Reviewer nor the Special Servicer will be required to consent to any amendment to the Pooling and Servicing Agreement without having first received an Opinion of Counsel (at the Issuing Entity's expense) to the effect that such amendment is permitted under the Pooling and Servicing Agreement and that such amendment or the exercise of any power granted to the Master Servicer, the Special Servicer, the Depositor, the Trustee, the Certificate Administrator, the Asset Representations Reviewer or any other specified person in accordance with such amendment will not result in the imposition of a tax on any portion of the Issuing Entity or any Trust REMIC, or cause any Trust REMIC to fail to qualify as a REMIC or cause the Grantor Trust to fail to qualify as a grantor trust under the relevant provisions of the Code. Furthermore, no amendment to the Pooling and Servicing Agreement may be made that changes in any material respect to the rights of the [LOAN SPECIFIC CLASS] Certificates without the consent of such Class and no amendment to the Pooling and Servicing Agreement may be made that changes any provisions specifically required to be included in the Pooling and Servicing Agreement by the [LOAN SPECIFIC] Intercreditor Agreement without the consent of the holder of the related Non-Serviced Pari Passu Companion Loan(s).

The Holders of the majority of the Controlling Class, the Special Servicer, the Master Servicer or the Holders of the Class R Certificates may, in that order of priority, at their option, upon 60 days' prior notice given to the Trustee, the Certificate Administrator and each of the other parties to the Pooling and Servicing Agreement, purchase all of the Mortgage Loans (for the avoidance of doubt, excluding the Trust Subordinate Companion Loan) (and all property acquired through exercise of remedies in respect of any related Mortgage Loan) and the Issuing Entity's portion of each REO Property (other than any portion related to the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) remaining in the Issuing Entity, and thereby effect termination of the Issuing Entity and early retirement of the then-outstanding Certificates, on or after the first Distribution Date on which the aggregate Stated Principal Balances of the Mortgage Loans and the Issuing Entity's portion of any REO Loans remaining in the Issuing Entity is less than [_____].

Following the date on which the [APPLICABLE CLASSES] Certificates are retired (and provided that there is only one Holder (or multiple Holders acting in unanimity) of the then-outstanding Certificates (other than the [LOAN SPECIFIC CLASS], Class [ARD] and Class R Certificates)), the Sole Certificateholder may, at its option exchange (subject to the Master Servicer's consent) all of its Certificates (other than the [LOAN SPECIFIC CLASS], Class [ARD] and Class R Certificates) for all of the Mortgage Loans (for the avoidance of doubt, excluding the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) and the Issuing Entity's portion of each REO Property (other than any portion related to the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) remaining in the Issuing Entity pursuant to the terms of the Pooling and Servicing Agreement. If the Trust Subordinate Companion Loan is the sole remaining asset of the Issuing Entity, the Holders of the [LOAN SPECIFIC CLASS] Certificates may exchange their Certificates for the Trust Subordinate Companion Loan and terminate the Issuing Entity pursuant to the terms of the Pooling and Servicing Agreement.

The obligations created by the Pooling and Servicing Agreement and the Issuing Entity created thereby (other than the obligation of the Certificate Administrator to make payments to Certificateholders as provided for in the Pooling and Servicing Agreement), shall terminate upon reduction of the Certificate Balances of all the Certificates to zero (including, without limitation, any such final payment resulting from a termination of the Issuing Entity due to a sale of its property) pursuant to the terms of the Pooling and Servicing Agreement. In no event, however, will the Trust created by the Pooling and Servicing Agreement continue beyond the expiration of 21 years from the death of the last survivor of the descendants of Joseph P. Kennedy, the late Ambassador of the United States to the Court of St. James, living on the date hereof.

Unless the certificate of authentication hereon has been executed by the Authenticating Agent, by manual signature, this Certificate shall not be entitled to any benefit under the Pooling and Servicing Agreement or be valid for any purpose. The Certificate Registrar has executed this Certificate on behalf of the Issuing Entity as Certificate Registrar under the Pooling and Servicing Agreement and makes no representation or warranty as to any of the statements contained herein or the validity or sufficiency of the Certificates or the Mortgage Loans.

THIS CERTIFICATE AND THE POOLING AND SERVICING AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH, AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES APPLIED IN NEW YORK.

IN WITNESS WHEREOF, the Certificate Registrar has caused this Certificate to be duly executed under this official seal.

[CERTIFICATE REGISTRAR], not in its individual capacity but solely as Certificate Registrar under the Pooling and Servicing Agreement

By: _____
AUTHORIZED SIGNATORY

Dated: [_____], 20[__]

CERTIFICATE OF AUTHENTICATION

THIS IS ONE OF THE [CLASS X-B] CERTIFICATES REFERRED TO IN THE WITHIN-MENTIONED POOLING AND SERVICING AGREEMENT.

[AUTHENTICATING AGENT], as Authenticating Agent

By: _____
AUTHORIZED SIGNATORY

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM	-	as tenant in common	UNIF GIFT MIN ACT _____ Custodian
TEN ENT	-	as tenants by the entireties	(Cust)
JT TEN	-	as joint tenants with rights of survivorship and not as tenants in common	Under Uniform Gifts to Minors

Act _____
(State)

Additional abbreviations may also be used though not in the above list.

FORM OF TRANSFER

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto _____

_____
(Please insert Social Security or other identifying number of Assignee)

_____
(Please print or typewrite name and address of assignee)

the within Certificate and does hereby or irrevocably constitute and appoint to transfer the said Certificate in the Certificate register of the within-named Trust, with full power of substitution in the premises.

Dated: _____

NOTICE: The signature to this assignment must correspond with the name as written upon the face of this Certificate in every particular without alteration or enlargement or any change whatever.

_____
SIGNATURE GUARANTEED

The signature must be guaranteed by a commercial bank or trust company or by a member firm of the New York Stock Exchange or another national securities exchange. Notarized or witnessed signatures are not acceptable.

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DISTRIBUTION INSTRUCTIONS

The assignee should include the following for purposes of distribution:

Distributions shall be made, by wire transfer or otherwise, in immediately available funds to _____ for the account of _____ account number _____ or, if mailed by check, to _____. Statements should be mailed to _____. This information is provided by assignee named above, or _____, as its agent.

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FORM OF [CLASS X-C] CERTIFICATE

[CLASS X-C]

[ISSUING ENTITY]

COMMERCIAL MORTGAGE PASS-THROUGH CERTIFICATES

[SERIES], [CLASS X-C]

[THIS CERTIFICATE IS A TEMPORARY REGULATION S BOOK-ENTRY CERTIFICATE FOR PURPOSES OF REGULATION S ("REGULATION S") UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). NEITHER THIS TEMPORARY REGULATION S BOOK-ENTRY CERTIFICATE NOR ANY INTEREST HEREIN MAY BE OFFERED, SOLD OR DELIVERED, EXCEPT AS PERMITTED UNDER THE POOLING AND SERVICING AGREEMENT REFERRED TO BELOW.

NO BENEFICIAL OWNERS OF THIS TEMPORARY REGULATION S BOOK-ENTRY CERTIFICATE SHALL BE ENTITLED TO RECEIVE PAYMENTS OF PRINCIPAL OR INTEREST HEREON UNLESS THE REQUIRED CERTIFICATIONS HAVE BEEN DELIVERED PURSUANT TO THE TERMS OF THE POOLING AND SERVICING AGREEMENT.][1]

[UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE CERTIFICATE REGISTRAR FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.][2]

[TRANSFERS OF THIS BOOK-ENTRY CERTIFICATE SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF DTC OR A SUCCESSOR THEREOF OR SUCH SUCCESSOR'S NOMINEE, AND TRANSFERS OF BENEFICIAL INTERESTS IN THIS BOOK-ENTRY CERTIFICATE SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE POOLING AND SERVICING AGREEMENT REFERRED TO BELOW.][3]

THIS CERTIFICATE DOES NOT REPRESENT AN INTEREST IN OR OBLIGATION OF THE DEPOSITOR, THE SPONSORS, THE MASTER SERVICER, THE SPECIAL SERVICER, THE TRUSTEE, THE CERTIFICATE ADMINISTRATOR, THE OPERATING ADVISOR, THE INITIAL PURCHASERS, THE MORTGAGE LOAN SELLERS, THE ASSET REPRESENTATIONS REVIEWER OR ANY OF THEIR RESPECTIVE AFFILIATES. NEITHER THIS CERTIFICATE NOR THE UNDERLYING MORTGAGE LOANS ARE INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OR INSTRUMENTALITY OR PRIVATE INSURER.

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[1]   Temporary Regulation S Book-Entry Certificate legend.

[2]   Legend required as long as DTC is the Depository under the Pooling and Servicing Agreement.

[3]   Book-Entry Certificate legend.

THIS CERTIFICATE HAS NOT BEEN AND WILL NOT BE REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE OR FOREIGN SECURITIES LAW. THE HOLDER HEREOF, BY PURCHASING THIS CERTIFICATE, AGREES THAT THIS CERTIFICATE MAY BE REOFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A)(1) PURSUANT TO RULE 144A UNDER THE SECURITIES ACT ("RULE 144A") TO A PERSON THAT THE HOLDER REASONABLY BELIEVES IS A "QUALIFIED INSTITUTIONAL BUYER", WITHIN THE MEANING OF RULE 144A (A "QIB"), OR IS PURCHASING FOR THE ACCOUNT OF A QIB, AND WHOM THE HOLDER HAS INFORMED THAT THE REOFFER, RESALE, PLEDGE, OR OTHER TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (2) TO AN INSTITUTION THAT IS A NON-"U.S. PERSON" IN AN "OFFSHORE TRANSACTION" AS DEFINED IN, AND IN ACCORDANCE WITH RULE 903 OR RULE 904 OF, REGULATION S UNDER THE SECURITIES ACT, OR (3) TO AN INSTITUTION THAT IS AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501(a)(1), (2), (3) OR (7) OF REGULATION D UNDER THE SECURITIES ACT OR ANY ENTITY IN WHICH ALL OF THE EQUITY OWNERS COME WITHIN SUCH PARAGRAPHS, AND (B) IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION.

THE NOTIONAL AMOUNT OF THIS CERTIFICATE WILL BE REDUCED IN CONNECTION WITH THE REDUCTION OF THE CERTIFICATE BALANCE OF THE [CLASS C] CERTIFICATES. ACCORDINGLY, THE NOTIONAL AMOUNT OF THIS CERTIFICATE AT ANY TIME MAY BE LESS THAN THE INITIAL NOTIONAL AMOUNT SET FORTH BELOW.

THE NOTIONAL AMOUNT ON WHICH THE INTEREST PAYABLE TO THE HOLDERS OF THE [CLASS X-C] CERTIFICATES IS BASED WILL BE REDUCED AS A RESULT OF PRINCIPAL PAYMENTS AND LOSSES ON THE MORTGAGE LOANS.

THIS CERTIFICATE REPRESENTS A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT", AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G(a)(1) AND 860D OF THE CODE.

PASS-THROUGH RATE: VARIABLE IN ACCORDANCE WITH THE POOLING AND SERVICING AGREEMENT

DENOMINATION: $[ ]

DATE OF POOLING AND SERVICING AGREEMENT: AS OF [_____], 20[__]

CUT-OFF DATE: AS SET FORTH IN THE POOLING AND SERVICING AGREEMENT (AS DEFINED HEREIN)

CLOSING DATE: [_____], 20[__]

FIRST DISTRIBUTION DATE: [_____], 20[__]

APPROXIMATE AGGREGATE NOTIONAL AMOUNT OF THE [CLASS X-C] CERTIFICATES AS OF THE CLOSING DATE: $[________]

MASTER SERVICER: [MASTER SERVICER]

SPECIAL SERVICER: [SPECIAL SERVICER]

TRUSTEE: [TRUSTEE]

CERTIFICATE ADMINISTRATOR: [CERTIFICATE ADMINISTRATOR]

OPERATING ADVISOR: [OPERATING ADVISOR]

ASSET REPRESENTATIONS REVIEWER: [ASSET REPRESENTATIONS REVIEWER]

CUSIP NO.: [ ]

ISIN NO.: [ ]

COMMON CODE NO.: [ ]

CERTIFICATE NO.: [X-C]-[_] [X-C-S-[_]

[CLASS X-C] CERTIFICATE

evidencing a beneficial ownership interest in a Trust Fund, consisting primarily of a pool of commercial mortgage loans (the "Mortgage Loans" (and a separate trust subordinate companion loan interest in a commercial mortgage loan)), all payments on or collections in respect of the Mortgage Loans and the Trust Subordinate Companion Loan due after the Cut-off Date, all REO Properties and revenues received in respect thereof, the mortgagee's rights under the insurance policies, any Assignment of Leases, and any guaranties or other collateral as security for the Mortgage Loans and such amounts as shall from time to time be held in the Collection Account, the Distribution Accounts, the Interest Reserve Account, the Gain-on-Sale Reserve Account and the REO Accounts, formed and sold by

BANC OF AMERICA MERRILL LYNCH COMMERCIAL MORTGAGE INC.

THIS CERTIFIES THAT CEDE & CO. is the registered owner of the interest evidenced by this Certificate in the [Class X-C] Certificates issued by the Issuing Entity created pursuant to the Pooling and Servicing Agreement, dated as of [_____], 20[__] (the "Pooling and Servicing Agreement"), among BANC OF AMERICA MERRILL LYNCH COMMERCIAL MORTGAGE INC. (hereinafter called the "Depositor", which term includes any successor entity under the Pooling and Servicing Agreement), the Trustee, the Master Servicer, the Special Servicer, the Certificate Administrator, the Asset Representations Reviewer and the Operating Advisor. A summary of certain of the pertinent provisions of the Pooling and Servicing Agreement is set forth hereafter. To the extent not defined herein, the capitalized terms used herein shall have the meanings assigned thereto in the Pooling and Servicing Agreement.

This Certificate is one of a duly authorized issue of Certificates designated as Certificates of the series specified on the face hereof (herein called the "Certificates") and representing an interest in the Class of Certificates specified on the face hereof equal to the quotient expressed as a percentage obtained by dividing the Denomination of this Certificate specified on the face hereof, by the aggregate initial Certificate Balance of the [Class X-C] Certificates. The Certificates are designated as the [ISSUING ENTITY], Commercial Mortgage Pass-Through Certificates, [SERIES] and are issued in the classes as specifically set forth in the Pooling and Servicing Agreement. The Certificates will evidence in the aggregate 100% of the beneficial ownership of the Issuing Entity.

This Certificate does not purport to summarize the Pooling and Servicing Agreement and reference is made to that agreement for information with respect to the interests, rights, benefits, obligations, proceeds, and duties evidenced hereby and the rights, duties and obligations of the Trustee and the Certificate Administrator. This Certificate is issued under and is subject to the terms, provisions and conditions of the Pooling and Servicing Agreement, to which Pooling and Servicing Agreement, as amended from time to time, the Certificateholder by virtue of the acceptance hereof assents and by which the Certificateholder is bound. In the case of any conflict between terms specified in this Certificate and terms specified in the Pooling and Servicing Agreement, the terms of the Pooling and Servicing Agreement shall govern.

This Certificate represents a "regular interest" in a "real estate mortgage investment conduit", as those terms are defined, respectively, in Sections 860G(a)(1) and 860D of the Internal Revenue Code of 1986, as amended. Each Holder of this Certificate, by acceptance hereof, agrees to treat, and take no action inconsistent with the treatment of, this Certificate in accordance with the preceding sentence for purposes of federal income taxes, state and local income and franchise taxes and other taxes imposed on or measured by income.

Pursuant to the terms of the Pooling and Servicing Agreement, the Certificate Administrator shall distribute to the Person in whose name this Certificate is registered as of the related Record Date, an amount equal to such Person's *pro rata* share (based on the Percentage Interest represented by this Certificate) of that portion of the aggregate amount of interest then distributable, if any, allocable to the Class of Certificates of the same Class as this Certificate for such Distribution Date, all as more fully described in the Pooling and Servicing Agreement. Holders of this Certificate may be entitled to Yield Maintenance Charges as provided in the Pooling and Servicing Agreement. All sums distributable on this Certificate are payable in the coin or currency of the United States of America as at the time of payment is legal tender for the payment of public and private debts.

Interest on this Certificate will accrue (computed as if each year consisted of 360 days and each month consisted of 30 days) during the Interest Accrual Period relating to such Distribution Date at the [Class X-C]

Pass-Through Rate specified above on the Certificate Balance of this Certificate immediately prior to each Distribution Date. Interest allocated to this Certificate on any Distribution Date will be in an amount equal to this Certificate's *pro rata* share of the Available Funds to be distributed on the Certificates of this Class as of such Distribution Date, with a final distribution to be made upon retirement of this Certificate as set forth in the Pooling and Servicing Agreement.

Realized Losses and certain other amounts on the Mortgage Loans shall be allocated on the applicable Distribution Date to Certificateholders in the manner set forth in the Pooling and Servicing Agreement. All Realized Losses on the Mortgage Loans allocated to any Class of Certificates will be allocated *pro rata* among the outstanding Certificates of such Class.

This Certificate is limited in right of payment to, among other things, certain collections and recoveries respecting the Mortgage Loans, all as more specifically set forth in the Pooling and Servicing Agreement. As provided in the Pooling and Servicing Agreement, the Collection Account and the Distribution Accounts will be held on behalf of the Trustee on behalf of the Holders of Certificates specified in the Pooling and Servicing Agreement and the Master Servicer (with respect to the Collection Account) or the Certificate Administrator (with respect to the Distribution Accounts) will be authorized to make withdrawals therefrom. Amounts on deposit in such accounts may be invested in Permitted Investments. Interest or other investment income earned on funds in the Collection Account will be paid to the Master Servicer as set forth in the Pooling and Servicing Agreement. As provided in the Pooling and Servicing Agreement, withdrawals from the Collection Account shall be made from time to time for purposes other than distributions to Certificateholders, such purposes including reimbursement of certain expenses incurred with respect to the servicing of the Mortgage Loans and the Trust Subordinate Companion Loan and administration of the Issuing Entity.

All distributions under the Pooling and Servicing Agreement to a Class of Certificates shall be made on each Distribution Date (other than the final distribution on any Certificate) to Certificateholders of record on the related Record Date by check mailed to the address set forth therefor in the Certificate Register or, provided that such Certificateholder has provided the Certificate Administrator with wire instructions in writing at least five Business Days prior to the related Record Date, by wire transfer of immediately available funds to the account of such Certificateholder at a bank or other entity having appropriate facilities therefor. The final distribution on this Certificate (determined without regard to any possible future reimbursement of Realized Losses previously allocated to this Certificate) shall be made in like manner, but only upon presentment and surrender of this Certificate at the offices of the Certificate Registrar or such other location specified in the notice to Certificateholders of such final distribution.

Any funds not distributed on the final Distribution Date because of the failure of Certificateholders to tender their Certificates shall be set aside and held uninvested in trust and credited to the account or accounts of the appropriate non-tendering Holder or Holders. If any Certificates as to which notice has been posted pursuant to Section 4.01(i) of the Pooling and Servicing Agreement shall not have been surrendered for cancellation within six months after the time specified in such notice, the Certificate Administrator shall mail a second notice to the remaining non-tendering Certificateholders to surrender their Certificates for cancellation in order to receive the final distribution with respect thereto. If within one year after the second notice all such Certificates shall not have been surrendered for cancellation, the Certificate Administrator shall, directly or through an agent, take steps to contact the remaining non-tendering Certificateholders concerning surrender of their Certificates as it shall deem appropriate. The costs and expenses of holding such funds in trust and of contacting such Certificateholders following the first anniversary of the delivery of such second notice to the non-tendering Certificateholders shall be paid out of such funds. No interest shall accrue or be payable to any Certificateholder on any amount held in trust as a result of such Certificateholder's failure to surrender its Certificate(s) for final payment thereof in accordance with Section 4.01(i) of the Pooling and Servicing Agreement.

As provided in the Pooling and Servicing Agreement and subject to certain limitations therein set forth, the transfer of this Certificate is registerable in the Certificate Register only upon surrender of this Certificate for registration of transfer at the office of the Certificate Registrar or at the office of its transfer agent, duly endorsed by, or accompanied by an assignment in the form below or other written instrument of transfer in form satisfactory to the Certificate Registrar duly executed by the Holder hereof or such Holder's attorney-in-fact duly authorized in writing, and thereupon one or more new Certificates of the same Class in authorized Denominations will be issued to the designated transferee or transferees.

Subject to the terms of the Pooling and Servicing Agreement, the [Class X-C] Certificates will be issued in book-entry form through the facilities of DTC in minimum denominations of $[_____] initial Certificate Balance, and in integral multiples of $[_] in excess thereof, with one Certificate of each such Class evidencing an additional amount equal to the remainder of the initial Certificate Balance of such Class.

No fee or service charge shall be imposed by the Certificate Registrar for its services in respect of any registration of transfer or exchange referred to in Section 5.03 of the Pooling and Servicing Agreement. In connection with any transfer to an Institutional Accredited Investor, the Transferor shall reimburse the Issuing Entity for any costs (including the cost of the Certificate Registrar's counsel's review of the documents and any legal opinions, submitted by the transferor or transferee to the Certificate Registrar as provided in Section 5.03 of the Pooling and Servicing Agreement) incurred by the Certificate Registrar in connection with such transfer. The Certificate Registrar may require payment by each transferor of a sum sufficient to cover any tax, expense or other governmental charge payable in connection with any such transfer or exchange.

The Trustee, the Certificate Administrator, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer and the Certificate Registrar and any of their agents may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and neither the Trustee, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Registrar nor any such agents shall be affected by any notice to the contrary.

The Pooling and Servicing Agreement may be amended from time to time by the parties thereto, without the consent of any of the Certificateholders or the Companion Holders:

(i)   to correct any defect or ambiguity in the Pooling and Servicing Agreement in order to address any manifest error in any provision of the Pooling and Servicing Agreement;

(ii)   to cause the provisions in the Pooling and Servicing Agreement to conform or be consistent with or in furtherance of the statements made in the Prospectus with respect to the Certificates, the Issuing Entity or the Pooling and Servicing Agreement or to correct or supplement any of its provisions which may be inconsistent with any other provisions therein or to correct any error;

(iii)   to change the timing and/or nature of deposits in the Collection Account, the Distribution Accounts or any REO Account; provided that (a) the Master Servicer Remittance Date shall in no event be later than the Business Day prior to the related Distribution Date and (b) such change shall not adversely affect in any material respect the interests of any Certificateholder, as evidenced in writing by an Opinion of Counsel at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each Rating Agency with respect to such amendment;

(iv)   to amend any provision of the Pooling and Servicing Agreement to the extent necessary or desirable to maintain the status of each REMIC (or any grantor trust portion of the Issuing Entity) for the purposes of federal income tax law (or comparable provisions of state income tax law);

(v)   to modify, eliminate or add to the provisions of Section 5.03(n) of the Pooling and Servicing Agreement or any other provision of the Pooling and Servicing Agreement restricting transfer of the Class R Certificates; provided the Depositor has determined that such change shall not, as evidenced by an Opinion of Counsel, cause the Issuing Entity, any Trust REMIC or any of the Certificateholders (other than the Transferor) to be subject to a federal tax caused by a Transfer to a Person that is a Disqualified Organization or a Non-U.S. Tax Person;

(vi)   to amend any provision of the Pooling and Servicing Agreement to the extent necessary or desirable to list the Certificates on a stock exchange, including, without limitation, the appointment of one or more sub-certificate administrators and the requirement that certain information be delivered to such sub-certificate administrators;

(vii)   to make any other provisions with respect to matters or questions arising under or with respect to the Pooling and Servicing Agreement not inconsistent with the provisions therein;

A-9-6

(viii) to modify, alter, amend, add or to rescind any of the provisions contained in the Pooling and Servicing Agreement if and to the extent necessary to comply with any rules or regulations promulgated, or any guidance provided with respect to Rule 15Ga-1 under the Exchange Act, by the SEC from time to time;

(ix) to modify the provisions of Sections 3.05 and 3.17 of the Pooling and Servicing Agreement (with respect to reimbursement of Nonrecoverable Advances and Workout-Delayed Reimbursement Amounts) if (a) the Depositor, the Master Servicer, the Trustee and, for so long as a Control Event has not occurred and is not continuing, the Directing Certificateholder, determine that the commercial mortgage backed securities industry standard for such provisions has changed, in order to conform to such industry standard, (b) each Rating Agency shall have been provided with a Rating Agency Communication with respect to such modification, and (c) if no Control Termination Event or Consultation Termination Event has occurred and is continuing, the Directing Certificateholder consents to such modification;

(x) to modify the procedures of the Pooling and Servicing Agreement relating to compliance with Rule 17g-5 of the Exchange Act; _provided_ that if such modification materially increases the obligations of the Trustee, the Certificate Administrator, the Custodian, the Asset Representations Reviewer, the 17g-5 Information Provider, the Operating Advisor, the Depositor, the Master Servicer or the Special Servicer, then the consent of such party will be required;

(xi) in the event of a TIA Applicability Determination, to modify, eliminate or add to the provisions of the Pooling and Servicing Agreement to such extent as shall be necessary to (A) effect the qualification of the Pooling and Servicing Agreement under the TIA or under any similar federal statute hereafter enacted and to add to the Pooling and Servicing Agreement such other provisions as may be expressly required by the TIA, and (B) modify such other provisions as are necessary to conform the Pooling and Servicing Agreement and be consistent with the modifications made pursuant to the preceding clause (A); _provided_ that any amendment pursuant to this clause (xi) shall be at the sole cost and expense of the Depositor; and

(xii) any other amendment which does not adversely affect in any material respect the interests of any Certificateholder (unless such Certificateholder consents).

Notwithstanding the foregoing, no such amendment (A) may change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under any Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary thereunder, without the consent of such Mortgage Loan Seller or (B) materially and adversely affects the holders of a Companion Loan without such Companion Holder's consent.

The Pooling and Servicing Agreement may also be amended from time to time by the parties thereto with the consent of the Holders of Certificates of each Class affected by such amendment evidencing in the aggregate not less than 51% of the aggregate Percentage Interests constituting the Class for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Pooling and Servicing Agreement or of modifying in any manner the rights of the Holders of Certificates of such Class; _provided_, _however_, that no such amendment shall:

(i) reduce in any manner the amount of, or delay the timing of, payments received on the Mortgage Loans or the Trust Subordinate Companion Loan that are required to be distributed on a Certificate of any Class without the consent of the Holder of the Certificate or which are required to be distributed to a Companion Holder without the consent of such Companion Holder; or

(ii) reduce the aforesaid percentage of Certificates of any Class the Holders of which are required to consent to any such amendment or remove the requirement to obtain consent of any Companion Holder or Holder of [LOAN SPECIFIC CLASS] Certificates, in any such case without the consent of the Holders of all Certificates of such Class then outstanding or such Companion Holders, as applicable; or

A-9-7

(iii)   adversely affect the Voting Rights of any Class of Certificates without the consent of the Holders of all Certificates of such Class then outstanding; or

(iv)   change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under such Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary under the Pooling and Servicing Agreement, without the consent of such Mortgage Loan Seller; or

(v)   amend the Servicing Standard without the consent of 100% of the Certificateholders or receipt of Rating Agency Confirmation from each Rating Agency and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates pursuant to Section 3.27 of the Pooling and Servicing Agreement) and, if required under the related Intercreditor Agreement, the consent of the holder of any AB Subordinate Companion Loan for each Serviced AB Whole Loan.

Further, notwithstanding the foregoing, none of the Operating Advisor, the Trustee, the Certificate Administrator, the Depositor, the Master Servicer, the Asset Representations Reviewer nor the Special Servicer will be required to consent to any amendment to the Pooling and Servicing Agreement without having first received an Opinion of Counsel (at the Issuing Entity's expense) to the effect that such amendment is permitted under the Pooling and Servicing Agreement and that such amendment or the exercise of any power granted to the Master Servicer, the Special Servicer, the Depositor, the Trustee, the Certificate Administrator, the Asset Representations Reviewer or any other specified person in accordance with such amendment will not result in the imposition of a tax on any portion of the Issuing Entity or any Trust REMIC, or cause any Trust REMIC to fail to qualify as a REMIC or cause the Grantor Trust to fail to qualify as a grantor trust under the relevant provisions of the Code. Furthermore, no amendment to the Pooling and Servicing Agreement may be made that changes in any material respect to the rights of the [LOAN SPECIFIC CLASS] Certificates without the consent of such Class and no amendment to the Pooling and Servicing Agreement may be made that changes any provisions specifically required to be included in the Pooling and Servicing Agreement by the [LOAN SPECIFIC] Intercreditor Agreement without the consent of the holder of the related Non-Serviced Pari Passu Companion Loan(s).

The Holders of the majority of the Controlling Class, the Special Servicer, the Master Servicer or the Holders of the Class R Certificates may, in that order of priority, at their option, upon 60 days' prior notice given to the Trustee, the Certificate Administrator and each of the other parties to the Pooling and Servicing Agreement, purchase all of the Mortgage Loans (for the avoidance of doubt, excluding the Trust Subordinate Companion Loan) (and all property acquired through exercise of remedies in respect of any related Mortgage Loan) and the Issuing Entity's portion of each REO Property (other than any portion related to the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) remaining in the Issuing Entity, and thereby effect termination of the Issuing Entity and early retirement of the then-outstanding Certificates, on or after the first Distribution Date on which the aggregate Stated Principal Balances of the Mortgage Loans and the Issuing Entity's portion of any REO Loans remaining in the Issuing Entity is less than [_____].

Following the date on which the [APPLICABLE CLASSES] Certificates are retired (and provided that there is only one Holder (or multiple Holders acting in unanimity) of the then-outstanding Certificates (other than the [LOAN SPECIFIC CLASS], Class [ARD] and Class R Certificates)), the Sole Certificateholder may, at its option exchange (subject to the Master Servicer's consent) all of its Certificates (other than the [LOAN SPECIFIC CLASS], Class [ARD] and Class R Certificates) for all of the Mortgage Loans (for the avoidance of doubt, excluding the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) and the Issuing Entity's portion of each REO Property (other than any portion related to the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) remaining in the Issuing Entity pursuant to the terms of the Pooling and Servicing Agreement. If the Trust Subordinate Companion Loan is the sole remaining asset of the Issuing Entity, the Holders of the [LOAN SPECIFIC CLASS] Certificates may exchange their Certificates for the Trust Subordinate Companion Loan and terminate the Issuing Entity pursuant to the terms of the Pooling and Servicing Agreement.

The obligations created by the Pooling and Servicing Agreement and the Issuing Entity created thereby (other than the obligation of the Certificate Administrator to make payments to Certificateholders as provided for in the Pooling and Servicing Agreement), shall terminate upon reduction of the Certificate Balances of all the Certificates to zero (including, without limitation, any such final payment resulting from a termination of the Issuing Entity due to a sale of its property) pursuant to the terms of the Pooling and Servicing Agreement. In no event, however, will the Trust created by the Pooling and Servicing Agreement continue beyond the expiration of 21 years from the death of the last survivor of the descendants of Joseph P. Kennedy, the late Ambassador of the United States to the Court of St. James, living on the date hereof.

Unless the certificate of authentication hereon has been executed by the Authenticating Agent, by manual signature, this Certificate shall not be entitled to any benefit under the Pooling and Servicing Agreement or be valid for any purpose. The Certificate Registrar has executed this Certificate on behalf of the Issuing Entity as Certificate Registrar under the Pooling and Servicing Agreement and makes no representation or warranty as to any of the statements contained herein or the validity or sufficiency of the Certificates or the Mortgage Loans.

THIS CERTIFICATE AND THE POOLING AND SERVICING AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH, AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES APPLIED IN NEW YORK.

IN WITNESS WHEREOF, the Certificate Registrar has caused this Certificate to be duly executed under this official seal.

[CERTIFICATE REGISTRAR], not in its individual capacity but solely as Certificate Registrar under the Pooling and Servicing Agreement

By: _____
   AUTHORIZED SIGNATORY

Dated: [_____], 20[__]

CERTIFICATE OF AUTHENTICATION

THIS IS ONE OF THE [CLASS X-C] CERTIFICATES REFERRED TO IN THE WITHIN-MENTIONED POOLING AND SERVICING AGREEMENT.

[AUTHENTICATING AGENT], as Authenticating Agent

By: _____
   AUTHORIZED SIGNATORY

A-9-10

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM	-	as tenant in common	UNIF GIFT MIN ACT _____ Custodian
TEN ENT	-	as tenants by the entireties	(Cust)
JT TEN	-	as joint tenants with rights of survivorship and not as tenants in common	Under Uniform Gifts to Minors Act _____ (State)

Additional abbreviations may also be used though not in the above list.

FORM OF TRANSFER

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto _____

(Please insert Social Security or other identifying number of Assignee)

(Please print or typewrite name and address of assignee)

the within Certificate and does hereby or irrevocably constitute and appoint to transfer the said Certificate in the Certificate register of the within-named Trust, with full power of substitution in the premises.

Dated: _____

NOTICE: The signature to this assignment must correspond with the name as written upon the face of this Certificate in every particular without alteration or enlargement or any change whatever.

_____
SIGNATURE GUARANTEED

The signature must be guaranteed by a commercial bank or trust company or by a member firm of the New York Stock Exchange or another national securities exchange. Notarized or witnessed signatures are not acceptable.

A-9-11

DISTRIBUTION INSTRUCTIONS

The assignee should include the following for purposes of distribution:
Distributions shall be made, by wire transfer or otherwise, in immediately available funds to
_____ for the account of _____ account
number _____ or, if mailed by check, to _____. Statements
should be mailed to _____. This
information is provided by assignee named above, or _____, as its agent

EXHIBIT A-10

FORM OF [CLASS X-D] CERTIFICATE

[CLASS X-D]

[ISSUING ENTITY]

COMMERCIAL MORTGAGE PASS-THROUGH CERTIFICATES

[SERIES], [CLASS X-D]

[THIS CERTIFICATE IS A TEMPORARY REGULATION S BOOK-ENTRY CERTIFICATE FOR PURPOSES OF REGULATION S ("REGULATION S") UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). NEITHER THIS TEMPORARY REGULATION S BOOK-ENTRY CERTIFICATE NOR ANY INTEREST HEREIN MAY BE OFFERED, SOLD OR DELIVERED, EXCEPT AS PERMITTED UNDER THE POOLING AND SERVICING AGREEMENT REFERRED TO BELOW.

NO BENEFICIAL OWNERS OF THIS TEMPORARY REGULATION S BOOK-ENTRY CERTIFICATE SHALL BE ENTITLED TO RECEIVE PAYMENTS OF PRINCIPAL OR INTEREST HEREON UNLESS THE REQUIRED CERTIFICATIONS HAVE BEEN DELIVERED PURSUANT TO THE TERMS OF THE POOLING AND SERVICING AGREEMENT.][1]

[UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE CERTIFICATE REGISTRAR FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.][2]

[TRANSFERS OF THIS BOOK-ENTRY CERTIFICATE SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF DTC OR A SUCCESSOR THEREOF OR SUCH SUCCESSOR'S NOMINEE, AND TRANSFERS OF BENEFICIAL INTERESTS IN THIS BOOK-ENTRY CERTIFICATE SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE POOLING AND SERVICING AGREEMENT REFERRED TO BELOW.][3]

THIS CERTIFICATE DOES NOT REPRESENT AN INTEREST IN OR OBLIGATION OF THE DEPOSITOR, THE SPONSORS, THE MASTER SERVICER, THE SPECIAL SERVICER, THE TRUSTEE, THE CERTIFICATE ADMINISTRATOR, THE OPERATING ADVISOR, THE INITIAL PURCHASERS, THE MORTGAGE LOAN SELLERS, THE ASSET REPRESENTATIONS REVIEWER OR ANY OF THEIR RESPECTIVE AFFILIATES. NEITHER THIS CERTIFICATE NOR THE UNDERLYING MORTGAGE LOANS ARE INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OR INSTRUMENTALITY OR PRIVATE INSURER.

---

[1] Temporary Regulation S Book-Entry Certificate legend.

[2] Legend required as long as DTC is the Depository under the Pooling and Servicing Agreement.

[3] Book-Entry Certificate legend.

THIS CERTIFICATE HAS NOT BEEN AND WILL NOT BE REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE OR FOREIGN SECURITIES LAW. THE HOLDER HEREOF, BY PURCHASING THIS CERTIFICATE, AGREES THAT THIS CERTIFICATE MAY BE REOFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A)(1) PURSUANT TO RULE 144A UNDER THE SECURITIES ACT ("RULE 144A") TO A PERSON THAT THE HOLDER REASONABLY BELIEVES IS A "QUALIFIED INSTITUTIONAL BUYER", WITHIN THE MEANING OF RULE 144A (A "QIB"), OR IS PURCHASING FOR THE ACCOUNT OF A QIB, AND WHOM THE HOLDER HAS INFORMED THAT THE REOFFER, RESALE, PLEDGE, OR OTHER TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (2) TO AN INSTITUTION THAT IS A NON-"U.S. PERSON" IN AN "OFFSHORE TRANSACTION" AS DEFINED IN, AND IN ACCORDANCE WITH RULE 903 OR RULE 904 OF, REGULATION S UNDER THE SECURITIES ACT, OR (3) TO AN INSTITUTION THAT IS AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501(a)(1), (2), (3) OR (7) OF REGULATION D UNDER THE SECURITIES ACT OR ANY ENTITY IN WHICH ALL OF THE EQUITY OWNERS COME WITHIN SUCH PARAGRAPHS, AND (B) IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION.

THIS [CLASS X-D] CERTIFICATE HAS NO PRINCIPAL BALANCE AND WILL NOT RECEIVE ANY DISTRIBUTION OF PRINCIPAL.

THE NOTIONAL AMOUNT OF THIS CERTIFICATE WILL BE REDUCED IN CONNECTION WITH THE REDUCTION OF THE CERTIFICATE BALANCES OF THE [CLASS D] CERTIFICATES. ACCORDINGLY, THE NOTIONAL AMOUNT OF THIS CERTIFICATE AT ANY TIME MAY BE LESS THAN THE INITIAL NOTIONAL AMOUNT SET FORTH BELOW.

THE NOTIONAL AMOUNT ON WHICH THE INTEREST PAYABLE TO THE HOLDERS OF THE [CLASS X-D] CERTIFICATES IS BASED WILL BE REDUCED AS A RESULT OF PRINCIPAL PAYMENTS AND LOSSES ON THE MORTGAGE LOANS. ACCORDINGLY, THE INTEREST PAYABLE PURSUANT TO THIS CERTIFICATE MAY BE LESS THAN THAT SET FORTH BELOW.

THIS CERTIFICATE REPRESENTS A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT", AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G(a)(1) AND 860D OF THE CODE.

PASS-THROUGH RATE: VARIABLE IN ACCORDANCE WITH THE POOLING AND SERVICING AGREEMENT

DENOMINATION: $[   ]

DATE OF POOLING AND SERVICING AGREEMENT: AS OF [_____], 20[__]

CUT-OFF DATE: AS SET FORTH IN THE POOLING AND SERVICING AGREEMENT (AS DEFINED HEREIN)

CLOSING DATE: [_____], 20[__]

FIRST DISTRIBUTION DATE: [_____], 20[__]

APPROXIMATE AGGREGATE NOTIONAL AMOUNT OF THE [CLASS X-D] CERTIFICATES AS OF THE CLOSING DATE: $[_____]

MASTER SERVICER: [MASTER SERVICER]

SPECIAL SERVICER: [SPECIAL SERVICER]

TRUSTEE: [TRUSTEE]

CERTIFICATE ADMINISTRATOR: [CERTIFICATE ADMINISTRATOR]

OPERATING ADVISOR: [OPERATING ADVISOR]

ASSET REPRESENTATIONS REVIEWER: [ASSET REPRESENTATIONS REVIEWER]

CUSIP NO.: [   ]

ISIN NO.: [   ]

COMMON CODE NO.: [   ]

CERTIFICATE NO.: [X-D]-[_] [X-D-S]-[_]

A-10-3

[CLASS X-D] CERTIFICATE

evidencing a beneficial ownership interest in a Trust Fund, consisting primarily of a pool of commercial mortgage loans (the "Mortgage Loans" (and a separate trust subordinate companion loan interest in a commercial mortgage loan)), all payments on or collections in respect of the Mortgage Loans and the Trust Subordinate Companion Loan due after the Cut-off Date, all REO Properties and revenues received in respect thereof, the mortgagee's rights under the insurance policies, any Assignment of Leases, and any guaranties or other collateral as security for the Mortgage Loans and such amounts as shall from time to time be held in the Collection Account, the Distribution Accounts, the Interest Reserve Account, the Gain-on-Sale Reserve Account and the REO Accounts, formed and sold by

BANC OF AMERICA MERRILL LYNCH COMMERCIAL MORTGAGE INC.

THIS CERTIFIES THAT CEDE & CO. is the registered owner of the interest evidenced by this Certificate in the [Class X-D] Certificates issued by the Issuing Entity created pursuant to the Pooling and Servicing Agreement, dated as of [_____], 20[__] (the "Pooling and Servicing Agreement"), among BANC OF AMERICA MERRILL LYNCH COMMERCIAL MORTGAGE INC. (hereinafter called the "Depositor", which term includes any successor entity under the Pooling and Servicing Agreement), the Trustee, the Master Servicer, the Special Servicer, the Certificate Administrator, the Asset Representations Reviewer and the Operating Advisor. A summary of certain of the pertinent provisions of the Pooling and Servicing Agreement is set forth hereafter. To the extent not defined herein, the capitalized terms used herein shall have the meanings assigned thereto in the Pooling and Servicing Agreement.

This Certificate is one of a duly authorized issue of Certificates designated as Certificates of the series specified on the face hereof (herein called the "Certificates") and representing an interest in the Class of Certificates specified on the face hereof equal to the quotient expressed as a percentage obtained by dividing the Denomination of this Certificate specified on the face hereof, by the aggregate initial Certificate Balance of the [Class X-D] Certificates. The Certificates are designated as the [ISSUING ENTITY], Commercial Mortgage Pass-Through Certificates, [SERIES] and are issued in the classes as specifically set forth in the Pooling and Servicing Agreement. The Certificates will evidence in the aggregate 100% of the beneficial ownership of the Issuing Entity.

This Certificate does not purport to summarize the Pooling and Servicing Agreement and reference is made to that agreement for information with respect to the interests, rights, benefits, obligations, proceeds, and duties evidenced hereby and the rights, duties and obligations of the Trustee and the Certificate Administrator. This Certificate is issued under and is subject to the terms, provisions and conditions of the Pooling and Servicing Agreement, to which Pooling and Servicing Agreement, as amended from time to time, the Certificateholder by virtue of the acceptance hereof assents and by which the Certificateholder is bound. In the case of any conflict between terms specified in this Certificate and terms specified in the Pooling and Servicing Agreement, the terms of the Pooling and Servicing Agreement shall govern.

This Certificate represents a "regular interest" in a "real estate mortgage investment conduit", as those terms are defined, respectively, in Sections 860G(a)(1) and 860D of the Internal Revenue Code of 1986, as amended. Each Holder of this Certificate, by acceptance hereof, agrees to treat, and take no action inconsistent with the treatment of, this Certificate in accordance with the preceding sentence for purposes of federal income taxes, state and local income and franchise taxes and other taxes imposed on or measured by income.

Pursuant to the terms of the Pooling and Servicing Agreement, the Certificate Administrator shall distribute to the Person in whose name this Certificate is registered as of the related Record Date, an amount equal to such Person's *pro rata* share (based on the Percentage Interest represented by this Certificate) of that portion of the aggregate amount of interest then distributable, if any, allocable to the Class of Certificates of the same Class as this Certificate for such Distribution Date, all as more fully described in the Pooling and Servicing Agreement. Holders of this Certificate may be entitled to Yield Maintenance Charges as provided in the Pooling and Servicing Agreement. All sums distributable on this Certificate are payable in the coin or currency of the United States of America as at the time of payment is legal tender for the payment of public and private debts.

Interest on this Certificate will accrue (computed as if each year consisted of 360 days and each month consisted of 30 days) during the Interest Accrual Period relating to such Distribution Date at the [Class X-D] Pass-Through Rate specified above on the Certificate Balance of this Certificate immediately prior to each Distribution Date. Interest allocated to this Certificate on any Distribution Date will be in an amount equal to this Certificate's *pro rata* share of the Available Funds to be distributed on the Certificates of this Class as of such Distribution Date, with a final distribution to be made upon retirement of this Certificate as set forth in the Pooling and Servicing Agreement.

Realized Losses and certain other amounts on the Mortgage Loans shall be allocated on the applicable Distribution Date to Certificateholders in the manner set forth in the Pooling and Servicing Agreement. All Realized Losses on the Mortgage Loans allocated to any Class of Certificates will be allocated *pro rata* among the outstanding Certificates of such Class.

This Certificate is limited in right of payment to, among other things, certain collections and recoveries respecting the Mortgage Loans, all as more specifically set forth in the Pooling and Servicing Agreement. As provided in the Pooling and Servicing Agreement, the Collection Account and the Distribution Accounts will be held on behalf of the Trustee on behalf of the Holders of Certificates specified in the Pooling and Servicing Agreement and the Master Servicer (with respect to the Collection Account) or the Certificate Administrator (with respect to the Distribution Accounts) will be authorized to make withdrawals therefrom. Amounts on deposit in such accounts may be invested in Permitted Investments. Interest or other investment income earned on funds in the Collection Account will be paid to the Master Servicer as set forth in the Pooling and Servicing Agreement. As provided in the Pooling and Servicing Agreement, withdrawals from the Collection Account shall be made from time to time for purposes other than distributions to Certificateholders, such purposes including reimbursement of certain expenses incurred with respect to the servicing of the Mortgage Loans and the Trust Subordinate Companion Loan and administration of the Issuing Entity.

All distributions under the Pooling and Servicing Agreement to a Class of Certificates shall be made on each Distribution Date (other than the final distribution on any Certificate) to Certificateholders of record on the related Record Date by check mailed to the address set forth therefor in the Certificate Register or, provided that such Certificateholder has provided the Certificate Administrator with wire instructions in writing at least five Business Days prior to the related Record Date, by wire transfer of immediately available funds to the account of such Certificateholder at a bank or other entity having appropriate facilities therefor. The final distribution on this Certificate (determined without regard to any possible future reimbursement of Realized Losses previously allocated to this Certificate) shall be made in like manner, but only upon presentment and surrender of this Certificate at the offices of the Certificate Registrar or such other location specified in the notice to Certificateholders of such final distribution.

Any funds not distributed on the final Distribution Date because of the failure of Certificateholders to tender their Certificates shall be set aside and held uninvested in trust and credited to the account or accounts of the appropriate non-tendering Holder or Holders. If any Certificates as to which notice has been posted pursuant to Section 4.01(i) of the Pooling and Servicing Agreement shall not have been surrendered for cancellation within six months after the time specified in such notice, the Certificate Administrator shall mail a second notice to the remaining non-tendering Certificateholders to surrender their Certificates for cancellation in order to receive the final distribution with respect thereto. If within one year after the second notice all such Certificates shall not have been surrendered for cancellation, the Certificate Administrator shall, directly or through an agent, take steps to contact the remaining non-tendering Certificateholders concerning surrender of their Certificates as it shall deem appropriate. The costs and expenses of holding such funds in trust and of contacting such Certificateholders following the first anniversary of the delivery of such second notice to the non-tendering Certificateholders shall be paid out of such funds. No interest shall accrue or be payable to any Certificateholder on any amount held in trust as a result of such Certificateholder's failure to surrender its Certificate(s) for final payment thereof in accordance with Section 4.01(i) of the Pooling and Servicing Agreement.

As provided in the Pooling and Servicing Agreement and subject to certain limitations therein set forth, the transfer of this Certificate is registerable in the Certificate Register only upon surrender of this Certificate for registration of transfer at the office of the Certificate Registrar or at the office of its transfer agent, duly endorsed by, or accompanied by an assignment in the form below or other written instrument of transfer in form satisfactory to the Certificate Registrar duly executed by the Holder hereof or such Holder's attorney-in-fact duly authorized in

A-10-5

writing, and thereupon one or more new Certificates of the same Class in authorized Denominations will be issued to the designated transferee or transferees.

Subject to the terms of the Pooling and Servicing Agreement, the [Class X-D] Certificates will be issued in book-entry form through the facilities of DTC in minimum denominations of $[_____] initial Certificate Balance, and in integral multiples of $[_] in excess thereof, with one Certificate of each such Class evidencing an additional amount equal to the remainder of the initial Certificate Balance of such Class.

No fee or service charge shall be imposed by the Certificate Registrar for its services in respect of any registration of transfer or exchange referred to in Section 5.03 of the Pooling and Servicing Agreement. In connection with any transfer to an Institutional Accredited Investor, the Transferor shall reimburse the Issuing Entity for any costs (including the cost of the Certificate Registrar's counsel's review of the documents and any legal opinions, submitted by the transferor or transferee to the Certificate Registrar as provided in Section 5.03 of the Pooling and Servicing Agreement) incurred by the Certificate Registrar in connection with such transfer. The Certificate Registrar may require payment by each transferor of a sum sufficient to cover any tax, expense or other governmental charge payable in connection with any such transfer or exchange.

The Trustee, the Certificate Administrator, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer and the Certificate Registrar and any of their agents may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and neither the Trustee, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Registrar nor any such agents shall be affected by any notice to the contrary.

The Pooling and Servicing Agreement may be amended from time to time by the parties thereto, without the consent of any of the Certificateholders or the Companion Holders:

(i)   to correct any defect or ambiguity in the Pooling and Servicing Agreement in order to address any manifest error in any provision of the Pooling and Servicing Agreement;

(ii)   to cause the provisions in the Pooling and Servicing Agreement to conform or be consistent with or in furtherance of the statements made in the Prospectus with respect to the Certificates, the Issuing Entity or the Pooling and Servicing Agreement or to correct or supplement any of its provisions which may be inconsistent with any other provisions therein or to correct any error;

(iii)   to change the timing and/or nature of deposits in the Collection Account, the Distribution Accounts or any REO Account; provided that (a) the Master Servicer Remittance Date shall in no event be later than the Business Day prior to the related Distribution Date and (b) such change shall not adversely affect in any material respect the interests of any Certificateholder, as evidenced in writing by an Opinion of Counsel at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each Rating Agency with respect to such amendment;

(iv)   to amend any provision of the Pooling and Servicing Agreement to the extent necessary or desirable to maintain the status of each REMIC (or any grantor trust portion of the Issuing Entity) for the purposes of federal income tax law (or comparable provisions of state income tax law);

(v)   to modify, eliminate or add to the provisions of Section 5.03(n) of the Pooling and Servicing Agreement or any other provision of the Pooling and Servicing Agreement restricting transfer of the Class R Certificates; provided the Depositor has determined that such change shall not, as evidenced by an Opinion of Counsel, cause the Issuing Entity, any Trust REMIC or any of the Certificateholders (other than the Transferor) to be subject to a federal tax caused by a Transfer to a Person that is a Disqualified Organization or a Non-U.S. Tax Person;

(vi)   to amend any provision of the Pooling and Servicing Agreement to the extent necessary or desirable to list the Certificates on a stock exchange, including, without limitation, the appointment of one or more sub-certificate administrators and the requirement that certain information be delivered to such sub-certificate administrators;

(vii)   to make any other provisions with respect to matters or questions arising under or with respect to the Pooling and Servicing Agreement not inconsistent with the provisions therein;

(viii)   to modify, alter, amend, add or to rescind any of the provisions contained in the Pooling and Servicing Agreement if and to the extent necessary to comply with any rules or regulations promulgated, or any guidance provided with respect to Rule 15Ga-1 under the Exchange Act, by the SEC from time to time;

(ix)   to modify the provisions of Sections 3.05 and 3.17 of the Pooling and Servicing Agreement (with respect to reimbursement of Nonrecoverable Advances and Workout-Delayed Reimbursement Amounts) if (a) the Depositor, the Master Servicer, the Trustee and, for so long as a Control Event has not occurred and is not continuing, the Directing Certificateholder, determine that the commercial mortgage backed securities industry standard for such provisions has changed, in order to conform to such industry standard, (b) each Rating Agency shall have been provided with a Rating Agency Communication with respect to such modification, and (c) if no Control Termination Event or Consultation Termination Event has occurred and is continuing, the Directing Certificateholder consents to such modification;

(x)   to modify the procedures of the Pooling and Servicing Agreement relating to compliance with Rule 17g-5 of the Exchange Act; provided that if such modification materially increases the obligations of the Trustee, the Certificate Administrator, the Custodian, the Asset Representations Reviewer, the 17g-5 Information Provider, the Operating Advisor, the Depositor, the Master Servicer or the Special Servicer, then the consent of such party will be required;

(xi)   in the event of a TIA Applicability Determination, to modify, eliminate or add to the provisions of the Pooling and Servicing Agreement to such extent as shall be necessary to (A) effect the qualification of the Pooling and Servicing Agreement under the TIA or under any similar federal statute hereafter enacted and to add to the Pooling and Servicing Agreement such other provisions as may be expressly required by the TIA, and (B) modify such other provisions as are necessary to conform the Pooling and Servicing Agreement and be consistent with the modifications made pursuant to the preceding clause (A); provided that any amendment pursuant to this clause (xi) shall be at the sole cost and expense of the Depositor; and

(xii)   any other amendment which does not adversely affect in any material respect the interests of any Certificateholder (unless such Certificateholder consents).

Notwithstanding the foregoing, no such amendment (A) may change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under any Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary thereunder, without the consent of such Mortgage Loan Seller or (B) materially and adversely affects the holders of a Companion Loan without such Companion Holder's consent.

The Pooling and Servicing Agreement may also be amended from time to time by the parties thereto with the consent of the Holders of Certificates of each Class affected by such amendment evidencing in the aggregate not less than 51% of the aggregate Percentage Interests constituting the Class for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Pooling and Servicing Agreement or of modifying in any manner the rights of the Holders of Certificates of such Class; provided, however, that no such amendment shall:

(i)   reduce in any manner the amount of, or delay the timing of, payments received on the Mortgage Loans or the Trust Subordinate Companion Loan that are required to be distributed on a Certificate of any Class without the consent of the Holder of the Certificate or which are required to be distributed to a Companion Holder without the consent of such Companion Holder; or

(ii)   reduce the aforesaid percentage of Certificates of any Class the Holders of which are required to consent to any such amendment or remove the requirement to obtain consent of any Companion

Holder or Holder of [LOAN SPECIFIC CLASS] Certificates, in any such case without the consent of the Holders of all Certificates of such Class then outstanding or such Companion Holders, as applicable; or

(iii)   adversely affect the Voting Rights of any Class of Certificates without the consent of the Holders of all Certificates of such Class then outstanding; or

(iv)   change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under such Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary under the Pooling and Servicing Agreement, without the consent of such Mortgage Loan Seller; or

(v)   amend the Servicing Standard without the consent of 100% of the Certificateholders or receipt of Rating Agency Confirmation from each Rating Agency and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates pursuant to Section 3.27 of the Pooling and Servicing Agreement) and, if required under the related Intercreditor Agreement, the consent of the holder of any AB Subordinate Companion Loan for each Serviced AB Whole Loan.

Further, notwithstanding the foregoing, none of the Operating Advisor, the Trustee, the Certificate Administrator, the Depositor, the Master Servicer, the Asset Representations Reviewer nor the Special Servicer will be required to consent to any amendment to the Pooling and Servicing Agreement without having first received an Opinion of Counsel (at the Issuing Entity's expense) to the effect that such amendment is permitted under the Pooling and Servicing Agreement and that such amendment or the exercise of any power granted to the Master Servicer, the Special Servicer, the Depositor, the Trustee, the Certificate Administrator, the Asset Representations Reviewer or any other specified person in accordance with such amendment will not result in the imposition of a tax on any portion of the Issuing Entity or any Trust REMIC, or cause any Trust REMIC to fail to qualify as a REMIC or cause the Grantor Trust to fail to qualify as a grantor trust under the relevant provisions of the Code. Furthermore, no amendment to the Pooling and Servicing Agreement may be made that changes in any material respect to the rights of the [LOAN SPECIFIC CLASS] Certificates without the consent of such Class and no amendment to the Pooling and Servicing Agreement may be made that changes any provisions specifically required to be included in the Pooling and Servicing Agreement by the [LOAN SPECIFIC] Intercreditor Agreement without the consent of the holder of the related Non-Serviced Pari Passu Companion Loan(s).

The Holders of the majority of the Controlling Class, the Special Servicer, the Master Servicer or the Holders of the Class R Certificates may, in that order of priority, at their option, upon 60 days' prior notice given to the Trustee, the Certificate Administrator and each of the other parties to the Pooling and Servicing Agreement, purchase all of the Mortgage Loans (for the avoidance of doubt, excluding the Trust Subordinate Companion Loan) (and all property acquired through exercise of remedies in respect of any related Mortgage Loan) and the Issuing Entity's portion of each REO Property (other than any portion related to the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) remaining in the Issuing Entity, and thereby effect termination of the Issuing Entity and early retirement of the then-outstanding Certificates, on or after the first Distribution Date on which the aggregate Stated Principal Balances of the Mortgage Loans and the Issuing Entity's portion of any REO Loans remaining in the Issuing Entity is less than [_____].

Following the date on which the [APPLICABLE CLASSES] Certificates are retired (and provided that there is only one Holder (or multiple Holders acting in unanimity) of the then-outstanding Certificates (other than the [LOAN SPECIFIC CLASS], Class [ARD] and Class R Certificates)), the Sole Certificateholder may, at its option exchange (subject to the Master Servicer's consent) all of its Certificates (other than the [LOAN SPECIFIC CLASS], Class [ARD] and Class R Certificates) for all of the Mortgage Loans (for the avoidance of doubt, excluding the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) and the Issuing Entity's portion of each REO Property (other than any portion related to the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) remaining in the Issuing Entity pursuant to the terms of the Pooling and Servicing Agreement. If the Trust Subordinate Companion Loan is the sole remaining asset of the Issuing Entity, the Holders of the [LOAN SPECIFIC

CLASS] Certificates may exchange their Certificates for the Trust Subordinate Companion Loan and terminate the Issuing Entity pursuant to the terms of the Pooling and Servicing Agreement.

The obligations created by the Pooling and Servicing Agreement and the Issuing Entity created thereby (other than the obligation of the Certificate Administrator to make payments to Certificateholders as provided for in the Pooling and Servicing Agreement), shall terminate upon reduction of the Certificate Balances of all the Certificates to zero (including, without limitation, any such final payment resulting from a termination of the Issuing Entity due to a sale of its property) pursuant to the terms of the Pooling and Servicing Agreement. In no event, however, will the Trust created by the Pooling and Servicing Agreement continue beyond the expiration of 21 years from the death of the last survivor of the descendants of Joseph P. Kennedy, the late Ambassador of the United States to the Court of St. James, living on the date hereof.

Unless the certificate of authentication hereon has been executed by the Authenticating Agent, by manual signature, this Certificate shall not be entitled to any benefit under the Pooling and Servicing Agreement or be valid for any purpose. The Certificate Registrar has executed this Certificate on behalf of the Issuing Entity as Certificate Registrar under the Pooling and Servicing Agreement and makes no representation or warranty as to any of the statements contained herein or the validity or sufficiency of the Certificates or the Mortgage Loans.

THIS CERTIFICATE AND THE POOLING AND SERVICING AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH, AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES APPLIED IN NEW YORK.

IN WITNESS WHEREOF, the Certificate Registrar has caused this Certificate to be duly executed under this official seal.

[CERTIFICATE REGISTRAR], not in its individual capacity but solely as Certificate Registrar under the Pooling and Servicing Agreement

By: _____
      AUTHORIZED SIGNATORY

[_____], 20[__]

CERTIFICATE OF AUTHENTICATION

THIS IS ONE OF THE [CLASS X-D] CERTIFICATES REFERRED TO IN THE WITHIN-MENTIONED POOLING AND SERVICING AGREEMENT.

[AUTHENTICATING AGENT], as Authenticating Agent

By: _____
      AUTHORIZED SIGNATORY

A-10-10

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM - as tenant in common
TEN ENT - as tenants by the entireties
JT TEN   - as joint tenants with rights of survivorship and not as tenants in common

UNIF GIFT MIN ACT _____ Custodian
(Cust)
Under Uniform Gifts to Minors

Act _____
(State)

Additional abbreviations may also be used though not in the above list.

FORM OF TRANSFER

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto _____

_____
(Please insert Social Security or other identifying number of Assignee)

_____
(Please print or typewrite name and address of assignee)

the within Certificate and does hereby or irrevocably constitute and appoint to transfer the said Certificate in the Certificate register of the within-named Trust, with full power of substitution in the premises.

Dated: _____

NOTICE: The signature to this assignment must correspond with the name as written upon the face of this Certificate in every particular without alteration or enlargement or any change whatever.

_____
SIGNATURE GUARANTEED

The signature must be guaranteed by a commercial bank or trust company or by a member firm of the New York Stock Exchange or another national securities exchange. Notarized or witnessed signatures are not acceptable.

A-10-11

DISTRIBUTION INSTRUCTIONS

The assignee should include the following for purposes of distribution:

Distributions shall be made, by wire transfer or otherwise, in immediately available funds to _____ for the account of _____ account number _____ or, if mailed by check, to _____. Statements should be mailed to _____. This information is provided by assignee named above, or _____, as its agent.

FORM OF [CLASS X-E] CERTIFICATE

[CLASS X-E]

[ISSUING ENTITY]

COMMERCIAL MORTGAGE PASS-THROUGH CERTIFICATES

[SERIES], [CLASS X-E]

[THIS CERTIFICATE IS A TEMPORARY REGULATION S BOOK-ENTRY CERTIFICATE FOR PURPOSES OF REGULATION S ("REGULATION S") UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). NEITHER THIS TEMPORARY REGULATION S BOOK-ENTRY CERTIFICATE NOR ANY INTEREST HEREIN MAY BE OFFERED, SOLD OR DELIVERED, EXCEPT AS PERMITTED UNDER THE POOLING AND SERVICING AGREEMENT REFERRED TO BELOW.

NO BENEFICIAL OWNERS OF THIS TEMPORARY REGULATION S BOOK-ENTRY CERTIFICATE SHALL BE ENTITLED TO RECEIVE PAYMENTS OF PRINCIPAL OR INTEREST HEREON UNLESS THE REQUIRED CERTIFICATIONS HAVE BEEN DELIVERED PURSUANT TO THE TERMS OF THE POOLING AND SERVICING AGREEMENT.][1]

[UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE CERTIFICATE REGISTRAR FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.][2]

[TRANSFERS OF THIS BOOK-ENTRY CERTIFICATE SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF DTC OR A SUCCESSOR THEREOF OR SUCH SUCCESSOR'S NOMINEE, AND TRANSFERS OF BENEFICIAL INTERESTS IN THIS BOOK-ENTRY CERTIFICATE SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE POOLING AND SERVICING AGREEMENT REFERRED TO BELOW.][3]

THIS CERTIFICATE DOES NOT REPRESENT AN INTEREST IN OR OBLIGATION OF THE DEPOSITOR, THE SPONSORS, THE MASTER SERVICER, THE SPECIAL SERVICER, THE TRUSTEE, THE CERTIFICATE ADMINISTRATOR, THE OPERATING ADVISOR, THE INITIAL PURCHASERS, THE MORTGAGE LOAN SELLERS, THE ASSET REPRESENTATIONS REVIEWER OR ANY OF THEIR RESPECTIVE AFFILIATES. NEITHER THIS CERTIFICATE NOR THE UNDERLYING MORTGAGE LOANS ARE INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OR INSTRUMENTALITY OR PRIVATE INSURER.

---

[1]   Temporary Regulation S Book-Entry Certificate legend.

[2]   Legend required as long as DTC is the Depository under the Pooling and Servicing Agreement.

[3]   Book-Entry Certificate legend.

THIS CERTIFICATE HAS NOT BEEN AND WILL NOT BE REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "<u>SECURITIES ACT</u>"), OR ANY STATE OR FOREIGN SECURITIES LAW. THE HOLDER HEREOF, BY PURCHASING THIS CERTIFICATE, AGREES THAT THIS CERTIFICATE MAY BE REOFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A)(1) PURSUANT TO RULE 144A UNDER THE SECURITIES ACT ("RULE 144A") TO A PERSON THAT THE HOLDER REASONABLY BELIEVES IS A "QUALIFIED INSTITUTIONAL BUYER", WITHIN THE MEANING OF RULE 144A (A "<u>QIB</u>"), OR IS PURCHASING FOR THE ACCOUNT OF A QIB, AND WHOM THE HOLDER HAS INFORMED THAT THE REOFFER, RESALE, PLEDGE, OR OTHER TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (2) TO AN INSTITUTION THAT IS A NON-"U.S. PERSON" IN AN "OFFSHORE TRANSACTION" AS DEFINED IN, AND IN ACCORDANCE WITH RULE 903 OR RULE 904 OF, REGULATION S UNDER THE SECURITIES ACT, OR (3) TO AN INSTITUTION THAT IS AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501(a)(1), (2), (3) OR (7) OF REGULATION D UNDER THE SECURITIES ACT OR ANY ENTITY IN WHICH ALL OF THE EQUITY OWNERS COME WITHIN SUCH PARAGRAPHS, AND (B) IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION.

THIS [CLASS X-E] CERTIFICATE HAS NO PRINCIPAL BALANCE AND WILL NOT RECEIVE ANY DISTRIBUTION OF PRINCIPAL.

THE NOTIONAL AMOUNT OF THIS CERTIFICATE WILL BE REDUCED IN CONNECTION WITH THE REDUCTION OF THE CERTIFICATE BALANCE OF THE [CLASS E] CERTIFICATES. ACCORDINGLY, THE NOTIONAL AMOUNT OF THIS CERTIFICATE AT ANY TIME MAY BE LESS THAN THE INITIAL NOTIONAL AMOUNT SET FORTH BELOW.

THE NOTIONAL AMOUNT ON WHICH THE INTEREST PAYABLE TO THE HOLDERS OF THE [CLASS X-E] CERTIFICATES IS BASED WILL BE REDUCED AS A RESULT OF PRINCIPAL PAYMENTS AND LOSSES ON THE MORTGAGE LOANS. ACCORDINGLY, THE INTEREST PAYABLE PURSUANT TO THIS CERTIFICATE MAY BE LESS THAN THAT SET FORTH BELOW.

THIS CERTIFICATE REPRESENTS A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT", AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G(a)(1) AND 860D OF THE CODE.

PASS-THROUGH RATE: VARIABLE IN ACCORDANCE WITH THE POOLING AND SERVICING AGREEMENT

DENOMINATION: $[   ]

DATE OF POOLING AND SERVICING AGREEMENT: AS OF [_____], 20[__]

CUT-OFF DATE: AS SET FORTH IN THE POOLING AND SERVICING AGREEMENT (AS DEFINED HEREIN)

CLOSING DATE: [_____], 20[__]

FIRST DISTRIBUTION DATE:
[_____], 20[__]

APPROXIMATE AGGREGATE NOTIONAL AMOUNT OF THE [CLASS X-E] CERTIFICATES AS OF THE CLOSING DATE: $[_____]

MASTER SERVICER: [MASTER SERVICER]

SPECIAL SERVICER: [SPECIAL SERVICER]

TRUSTEE: [TRUSTEE]

CERTIFICATE ADMINISTRATOR: [CERTIFICATE ADMINISTRATOR]

OPERATING ADVISOR: [OPERATING ADVISOR]

ASSET REPRESENTATIONS REVIEWER: [ASSET REPRESENTATIONS REVIEWER]

CUSIP NO.: [   ]

ISIN NO.: [   ]

COMMON CODE NO.: [   ]

CERTIFICATE NO.: [X-E]-[_] [X-E-S]-[_]

A-11-3

[CLASS X-E] CERTIFICATE

evidencing a beneficial ownership interest in a Trust Fund, consisting primarily of a pool of commercial mortgage loans (the "Mortgage Loans" (and a separate trust subordinate companion loan interest in a commercial mortgage loan)), all payments on or collections in respect of the Mortgage Loans and the Trust Subordinate Companion Loan due after the Cut-off Date, all REO Properties and revenues received in respect thereof, the mortgagee's rights under the insurance policies, any Assignment of Leases, and any guaranties or other collateral as security for the Mortgage Loans and such amounts as shall from time to time be held in the Collection Account, the Distribution Accounts, the Interest Reserve Account, the Gain-on-Sale Reserve Account and the REO Accounts, formed and sold by

BANC OF AMERICA MERRILL LYNCH COMMERCIAL MORTGAGE INC.

THIS CERTIFIES THAT CEDE & CO. is the registered owner of the interest evidenced by this Certificate in the [Class X-E] Certificates issued by the Issuing Entity created pursuant to the Pooling and Servicing Agreement, dated as of [_____], 20[__] (the "Pooling and Servicing Agreement"), among BANC OF AMERICA MERRILL LYNCH COMMERCIAL MORTGAGE INC. (hereinafter called the "Depositor", which term includes any successor entity under the Pooling and Servicing Agreement), the Trustee, the Master Servicer, the Special Servicer, the Certificate Administrator, the Asset Representations Reviewer and the Operating Advisor. A summary of certain of the pertinent provisions of the Pooling and Servicing Agreement is set forth hereafter. To the extent not defined herein, the capitalized terms used herein shall have the meanings assigned thereto in the Pooling and Servicing Agreement.

This Certificate is one of a duly authorized issue of Certificates designated as Certificates of the series specified on the face hereof (herein called the "Certificates") and representing an interest in the Class of Certificates specified on the face hereof equal to the quotient expressed as a percentage obtained by dividing the Denomination of this Certificate specified on the face hereof, by the aggregate initial Certificate Balance of the [Class X-E] Certificates. The Certificates are designated as the [ISSUING ENTITY], Commercial Mortgage Pass-Through Certificates, [SERIES] and are issued in the classes as specifically set forth in the Pooling and Servicing Agreement. The Certificates will evidence in the aggregate 100% of the beneficial ownership of the Issuing Entity.

This Certificate does not purport to summarize the Pooling and Servicing Agreement and reference is made to that agreement for information with respect to the interests, rights, benefits, obligations, proceeds, and duties evidenced hereby and the rights, duties and obligations of the Trustee and the Certificate Administrator. This Certificate is issued under and is subject to the terms, provisions and conditions of the Pooling and Servicing Agreement, to which Pooling and Servicing Agreement, as amended from time to time, the Certificateholder by virtue of the acceptance hereof assents and by which the Certificateholder is bound. In the case of any conflict between terms specified in this Certificate and terms specified in the Pooling and Servicing Agreement, the terms of the Pooling and Servicing Agreement shall govern.

This Certificate represents a "regular interest" in a "real estate mortgage investment conduit", as those terms are defined, respectively, in Sections 860G(a)(1) and 860D of the Internal Revenue Code of 1986, as amended. Each Holder of this Certificate, by acceptance hereof, agrees to treat, and take no action inconsistent with the treatment of, this Certificate in accordance with the preceding sentence for purposes of federal income taxes, state and local income and franchise taxes and other taxes imposed on or measured by income.

Pursuant to the terms of the Pooling and Servicing Agreement, the Certificate Administrator shall distribute to the Person in whose name this Certificate is registered as of the related Record Date, an amount equal to such Person's *pro rata* share (based on the Percentage Interest represented by this Certificate) of that portion of the aggregate amount of interest then distributable, if any, allocable to the Class of Certificates of the same Class as this Certificate for such Distribution Date, all as more fully described in the Pooling and Servicing Agreement. All sums distributable on this Certificate are payable in the coin or currency of the United States of America as at the time of payment is legal tender for the payment of public and private debts.

Interest on this Certificate will accrue (computed as if each year consisted of 360 days and each month consisted of 30 days) during the Interest Accrual Period relating to such Distribution Date at the [Class X-E] Pass-Through Rate specified above on the Certificate Balance of this Certificate immediately prior to each

Distribution Date. Interest allocated to this Certificate on any Distribution Date will be in an amount equal to this Certificate's *pro rata* share of the Available Funds to be distributed on the Certificates of this Class as of such Distribution Date, with a final distribution to be made upon retirement of this Certificate as set forth in the Pooling and Servicing Agreement.

Realized Losses and certain other amounts on the Mortgage Loans shall be allocated on the applicable Distribution Date to Certificateholders in the manner set forth in the Pooling and Servicing Agreement. All Realized Losses on the Mortgage Loans allocated to any Class of Certificates will be allocated *pro rata* among the outstanding Certificates of such Class.

This Certificate is limited in right of payment to, among other things, certain collections and recoveries respecting the Mortgage Loans, all as more specifically set forth in the Pooling and Servicing Agreement. As provided in the Pooling and Servicing Agreement, the Collection Account and the Distribution Accounts will be held on behalf of the Trustee on behalf of the Holders of Certificates specified in the Pooling and Servicing Agreement and the Master Servicer (with respect to the Collection Account) or the Certificate Administrator (with respect to the Distribution Accounts) will be authorized to make withdrawals therefrom. Amounts on deposit in such accounts may be invested in Permitted Investments. Interest or other investment income earned on funds in the Collection Account will be paid to the Master Servicer as set forth in the Pooling and Servicing Agreement. As provided in the Pooling and Servicing Agreement, withdrawals from the Collection Account shall be made from time to time for purposes other than distributions to Certificateholders, such purposes including reimbursement of certain expenses incurred with respect to the servicing of the Mortgage Loans and the Trust Subordinate Companion Loan and administration of the Issuing Entity.

All distributions under the Pooling and Servicing Agreement to a Class of Certificates shall be made on each Distribution Date (other than the final distribution on any Certificate) to Certificateholders of record on the related Record Date by check mailed to the address set forth therefor in the Certificate Register or, provided that such Certificateholder has provided the Certificate Administrator with wire instructions in writing at least five Business Days prior to the related Record Date, by wire transfer of immediately available funds to the account of such Certificateholder at a bank or other entity having appropriate facilities therefor. The final distribution on this Certificate (determined without regard to any possible future reimbursement of Realized Losses previously allocated to this Certificate) shall be made in like manner, but only upon presentment and surrender of this Certificate at the offices of the Certificate Registrar or such other location specified in the notice to Certificateholders of such final distribution.

Any funds not distributed on the final Distribution Date because of the failure of Certificateholders to tender their Certificates shall be set aside and held uninvested in trust and credited to the account or accounts of the appropriate non-tendering Holder or Holders. If any Certificates as to which notice has been posted pursuant to Section 4.01(i) of the Pooling and Servicing Agreement shall not have been surrendered for cancellation within six months after the time specified in such notice, the Certificate Administrator shall mail a second notice to the remaining non-tendering Certificateholders to surrender their Certificates for cancellation in order to receive the final distribution with respect thereto. If within one year after the second notice all such Certificates shall not have been surrendered for cancellation, the Certificate Administrator shall, directly or through an agent, take steps to contact the remaining non-tendering Certificateholders concerning surrender of their Certificates as it shall deem appropriate. The costs and expenses of holding such funds in trust and of contacting such Certificateholders following the first anniversary of the delivery of such second notice to the non-tendering Certificateholders shall be paid out of such funds. No interest shall accrue or be payable to any Certificateholder on any amount held in trust as a result of such Certificateholder's failure to surrender its Certificate(s) for final payment thereof in accordance with Section 4.01(i) of the Pooling and Servicing Agreement.

As provided in the Pooling and Servicing Agreement and subject to certain limitations therein set forth, the transfer of this Certificate is registerable in the Certificate Register only upon surrender of this Certificate for registration of transfer at the office of the Certificate Registrar or at the office of its transfer agent, duly endorsed by, or accompanied by an assignment in the form below or other written instrument of transfer in form satisfactory to the Certificate Registrar duly executed by the Holder hereof or such Holder's attorney-in-fact duly authorized in writing, and thereupon one or more new Certificates of the same Class in authorized Denominations will be issued to the designated transferee or transferees.

A-11-5

Subject to the terms of the Pooling and Servicing Agreement, the [Class X-E] Certificates will be issued in book-entry form through the facilities of DTC in minimum denominations of $[_____] initial Certificate Balance, and in integral multiples of $[_] in excess thereof, with one Certificate of each such Class evidencing an additional amount equal to the remainder of the initial Certificate Balance of such Class.

No fee or service charge shall be imposed by the Certificate Registrar for its services in respect of any registration of transfer or exchange referred to in Section 5.03 of the Pooling and Servicing Agreement. In connection with any transfer to an Institutional Accredited Investor, the Transferor shall reimburse the Issuing Entity for any costs (including the cost of the Certificate Registrar's counsel's review of the documents and any legal opinions, submitted by the transferor or transferee to the Certificate Registrar as provided in Section 5.03 of the Pooling and Servicing Agreement) incurred by the Certificate Registrar in connection with such transfer. The Certificate Registrar may require payment by each transferor of a sum sufficient to cover any tax, expense or other governmental charge payable in connection with any such transfer or exchange.

The Trustee, the Certificate Administrator, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer and the Certificate Registrar and any of their agents may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and neither the Trustee, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Registrar nor any such agents shall be affected by any notice to the contrary.

The Pooling and Servicing Agreement may be amended from time to time by the parties thereto, without the consent of any of the Certificateholders or the Companion Holders:

(i)   to correct any defect or ambiguity in the Pooling and Servicing Agreement in order to address any manifest error in any provision of the Pooling and Servicing Agreement;

(ii)   to cause the provisions in the Pooling and Servicing Agreement to conform or be consistent with or in furtherance of the statements made in the Prospectus with respect to the Certificates, the Issuing Entity or the Pooling and Servicing Agreement or to correct or supplement any of its provisions which may be inconsistent with any other provisions therein or to correct any error;

(iii)   to change the timing and/or nature of deposits in the Collection Account, the Distribution Accounts or any REO Account; provided that (a) the Master Servicer Remittance Date shall in no event be later than the Business Day prior to the related Distribution Date and (b) such change shall not adversely affect in any material respect the interests of any Certificateholder, as evidenced in writing by an Opinion of Counsel at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each Rating Agency with respect to such amendment;

(iv)   to amend any provision of the Pooling and Servicing Agreement to the extent necessary or desirable to maintain the status of each REMIC (or any grantor trust portion of the Issuing Entity) for the purposes of federal income tax law (or comparable provisions of state income tax law);

(v)   to modify, eliminate or add to the provisions of Section 5.03(n) of the Pooling and Servicing Agreement or any other provision of the Pooling and Servicing Agreement restricting transfer of the Class R Certificates; provided the Depositor has determined that such change shall not, as evidenced by an Opinion of Counsel, cause the Issuing Entity, any Trust REMIC or any of the Certificateholders (other than the Transferor) to be subject to a federal tax caused by a Transfer to a Person that is a Disqualified Organization or a Non-U.S. Tax Person;

(vi)   to amend any provision of the Pooling and Servicing Agreement to the extent necessary or desirable to list the Certificates on a stock exchange, including, without limitation, the appointment of one or more sub-certificate administrators and the requirement that certain information be delivered to such sub-certificate administrators;

(vii)   to make any other provisions with respect to matters or questions arising under or with respect to the Pooling and Servicing Agreement not inconsistent with the provisions therein;

A-11-6

(viii)   to modify, alter, amend, add or to rescind any of the provisions contained in the Pooling and Servicing Agreement if and to the extent necessary to comply with any rules or regulations promulgated, or any guidance provided with respect to Rule 15Ga-1 under the Exchange Act, by the SEC from time to time;

(ix)   to modify the provisions of Sections 3.05 and 3.17 of the Pooling and Servicing Agreement (with respect to reimbursement of Nonrecoverable Advances and Workout-Delayed Reimbursement Amounts) if (a) the Depositor, the Master Servicer, the Trustee and, for so long as a Control Event has not occurred and is not continuing, the Directing Certificateholder, determine that the commercial mortgage backed securities industry standard for such provisions has changed, in order to conform to such industry standard, (b) each Rating Agency shall have been provided with a Rating Agency Communication with respect to such modification, and (c) if no Control Termination Event or Consultation Termination Event has occurred and is continuing, the Directing Certificateholder consents to such modification;

(x)   to modify the procedures of the Pooling and Servicing Agreement relating to compliance with Rule 17g-5 of the Exchange Act; provided that if such modification materially increases the obligations of the Trustee, the Certificate Administrator, the Custodian, the Asset Representations Reviewer, the 17g-5 Information Provider, the Operating Advisor, the Depositor, the Master Servicer or the Special Servicer, then the consent of such party will be required;

(xi)   in the event of a TIA Applicability Determination, to modify, eliminate or add to the provisions of the Pooling and Servicing Agreement to such extent as shall be necessary to (A) effect the qualification of the Pooling and Servicing Agreement under the TIA or under any similar federal statute hereafter enacted and to add to the Pooling and Servicing Agreement such other provisions as may be expressly required by the TIA, and (B) modify such other provisions as are necessary to conform the Pooling and Servicing Agreement and be consistent with the modifications made pursuant to the preceding clause (A); provided that any amendment pursuant to this clause (xi) shall be at the sole cost and expense of the Depositor; and

(xii)   any other amendment which does not adversely affect in any material respect the interests of any Certificateholder (unless such Certificateholder consents).

Notwithstanding the foregoing, no such amendment (A) may change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under any Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary thereunder, without the consent of such Mortgage Loan Seller or (B) materially and adversely affects the holders of a Companion Loan without such Companion Holder's consent.

The Pooling and Servicing Agreement may also be amended from time to time by the parties thereto with the consent of the Holders of Certificates of each Class affected by such amendment evidencing in the aggregate not less than 51% of the aggregate Percentage Interests constituting the Class for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Pooling and Servicing Agreement or of modifying in any manner the rights of the Holders of Certificates of such Class; provided, however, that no such amendment shall:

(i)   reduce in any manner the amount of, or delay the timing of, payments received on the Mortgage Loans or the Trust Subordinate Companion Loan that are required to be distributed on a Certificate of any Class without the consent of the Holder of the Certificate or which are required to be distributed to a Companion Holder without the consent of such Companion Holder; or

(ii)   reduce the aforesaid percentage of Certificates of any Class the Holders of which are required to consent to any such amendment or remove the requirement to obtain consent of any Companion Holder or Holder of [LOAN SPECIFIC CLASS] Certificates, in any such case without the consent of the Holders of all Certificates of such Class then outstanding or such Companion Holders, as applicable; or

(iii)   adversely affect the Voting Rights of any Class of Certificates without the consent of the Holders of all Certificates of such Class then outstanding; or

(iv)   change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under such Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary under the Pooling and Servicing Agreement, without the consent of such Mortgage Loan Seller; or

(v)   amend the Servicing Standard without the consent of 100% of the Certificateholders or receipt of Rating Agency Confirmation from each Rating Agency and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates pursuant to Section 3.27 of the Pooling and Servicing Agreement) and, if required under the related Intercreditor Agreement, the consent of the holder of any AB Subordinate Companion Loan for each Serviced AB Whole Loan.

Further, notwithstanding the foregoing, none of the Operating Advisor, the Trustee, the Certificate Administrator, the Depositor, the Master Servicer, the Asset Representations Reviewer nor the Special Servicer will be required to consent to any amendment to the Pooling and Servicing Agreement without having first received an Opinion of Counsel (at the Issuing Entity's expense) to the effect that such amendment is permitted under the Pooling and Servicing Agreement and that such amendment or the exercise of any power granted to the Master Servicer, the Special Servicer, the Depositor, the Trustee, the Certificate Administrator, the Asset Representations Reviewer or any other specified person in accordance with such amendment will not result in the imposition of a tax on any portion of the Issuing Entity or any Trust REMIC, or cause any Trust REMIC to fail to qualify as a REMIC or cause the Grantor Trust to fail to qualify as a grantor trust under the relevant provisions of the Code. Furthermore, no amendment to the Pooling and Servicing Agreement may be made that changes in any material respect to the rights of the [LOAN SPECIFIC CLASS] Certificates without the consent of such Class and no amendment to the Pooling and Servicing Agreement may be made that changes any provisions specifically required to be included in the Pooling and Servicing Agreement by the [LOAN SPECIFIC] Intercreditor Agreement without the consent of the holder of the related Non-Serviced Pari Passu Companion Loan(s).

The Holders of the majority of the Controlling Class, the Special Servicer, the Master Servicer or the Holders of the Class R Certificates may, in that order of priority, at their option, upon 60 days' prior notice given to the Trustee, the Certificate Administrator and each of the other parties to the Pooling and Servicing Agreement, purchase all of the Mortgage Loans (for the avoidance of doubt, excluding the Trust Subordinate Companion Loan) (and all property acquired through exercise of remedies in respect of any related Mortgage Loan) and the Issuing Entity's portion of each REO Property (other than any portion related to the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) remaining in the Issuing Entity, and thereby effect termination of the Issuing Entity and early retirement of the then-outstanding Certificates, on or after the first Distribution Date on which the aggregate Stated Principal Balances of the Mortgage Loans and the Issuing Entity's portion of any REO Loans remaining in the Issuing Entity is less than [_____].

Following the date on which the [APPLICABLE CLASSES] Certificates are retired (and provided that there is only one Holder (or multiple Holders acting in unanimity) of the then-outstanding Certificates (other than the [LOAN SPECIFIC CLASS], Class [ARD] and Class R Certificates)), the Sole Certificateholder may, at its option exchange (subject to the Master Servicer's consent) all of its Certificates (other than the [LOAN SPECIFIC CLASS], Class [ARD] and Class R Certificates) for all of the Mortgage Loans (for the avoidance of doubt, excluding the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) and the Issuing Entity's portion of each REO Property (other than any portion related to the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) remaining in the Issuing Entity pursuant to the terms of the Pooling and Servicing Agreement. If the Trust Subordinate Companion Loan is the sole remaining asset of the Issuing Entity, the Holders of the [LOAN SPECIFIC CLASS] Certificates may exchange their Certificates for the Trust Subordinate Companion Loan and terminate the Issuing Entity pursuant to the terms of the Pooling and Servicing Agreement.

The obligations created by the Pooling and Servicing Agreement and the Issuing Entity created thereby (other than the obligation of the Certificate Administrator to make payments to Certificateholders as provided for in the Pooling and Servicing Agreement), shall terminate upon reduction of the Certificate Balances of all the Certificates to zero (including, without limitation, any such final payment resulting from a termination of the Issuing Entity due to a sale of its property) pursuant to the terms of the Pooling and Servicing Agreement. In no event, however, will the Trust created by the Pooling and Servicing Agreement continue beyond the expiration of 21 years from the death of the last survivor of the descendants of Joseph P. Kennedy, the late Ambassador of the United States to the Court of St. James, living on the date hereof.

Unless the certificate of authentication hereon has been executed by the Authenticating Agent, by manual signature, this Certificate shall not be entitled to any benefit under the Pooling and Servicing Agreement or be valid for any purpose. The Certificate Registrar has executed this Certificate on behalf of the Issuing Entity as Certificate Registrar under the Pooling and Servicing Agreement and makes no representation or warranty as to any of the statements contained herein or the validity or sufficiency of the Certificates or the Mortgage Loans.

THIS CERTIFICATE AND THE POOLING AND SERVICING AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH, AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES APPLIED IN NEW YORK.

IN WITNESS WHEREOF, the Certificate Registrar has caused this Certificate to be duly executed under this official seal.


[CERTIFICATE REGISTRAR], not in its individual capacity but solely as Certificate Registrar under the Pooling and Servicing Agreement

By: _____
      AUTHORIZED SIGNATORY


Dated: [_____], 20[__]


CERTIFICATE OF AUTHENTICATION


       THIS IS ONE OF THE [CLASS X-E] CERTIFICATES REFERRED TO IN THE WITHIN-MENTIONED POOLING AND SERVICING AGREEMENT.


[AUTHENTICATING AGENT], as Authenticating Agent

By: _____
      AUTHORIZED SIGNATORY



A-11-10


ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM	-	as tenant in common	UNIF GIFT MIN ACT _____ Custodian
TEN ENT	-	as tenants by the entireties	(Cust)
JT TEN	-	as joint tenants with rights of survivorship and not as tenants in common	Under Uniform Gifts to Minors Act _____ (State)

Additional abbreviations may also be used though not in the above list.

FORM OF TRANSFER

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto _____

(Please insert Social Security or other identifying number of Assignee)

(Please print or typewrite name and address of assignee)

the within Certificate and does hereby or irrevocably constitute and appoint to transfer the said Certificate in the Certificate register of the within-named Trust, with full power of substitution in the premises.

Dated: _____

NOTICE: The signature to this assignment must correspond with the name as written upon the face of this Certificate in every particular without alteration or enlargement or any change whatever.

_____
SIGNATURE GUARANTEED

The signature must be guaranteed by a commercial bank or trust company or by a member firm of the New York Stock Exchange or another national securities exchange. Notarized or witnessed signatures are not acceptable.

A-11-11

DISTRIBUTION INSTRUCTIONS

The assignee should include the following for purposes of distribution:

Distributions shall be made, by wire transfer or otherwise, in immediately available funds to _____ for the account of _____ account number _____ or, if mailed by check, to _____. Statements should be mailed to _____. This information is provided by assignee named above, or _____, as its agent.

FORM OF [CLASS X-F] CERTIFICATE

[CLASS X-F]

[ISSUING ENTITY]

COMMERCIAL MORTGAGE PASS-THROUGH CERTIFICATES

[SERIES], [CLASS X-F]

[THIS CERTIFICATE IS A TEMPORARY REGULATION S BOOK-ENTRY CERTIFICATE FOR PURPOSES OF REGULATION S ("REGULATION S") UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). NEITHER THIS TEMPORARY REGULATION S BOOK-ENTRY CERTIFICATE NOR ANY INTEREST HEREIN MAY BE OFFERED, SOLD OR DELIVERED, EXCEPT AS PERMITTED UNDER THE POOLING AND SERVICING AGREEMENT REFERRED TO BELOW.

NO BENEFICIAL OWNERS OF THIS TEMPORARY REGULATION S BOOK-ENTRY CERTIFICATE SHALL BE ENTITLED TO RECEIVE PAYMENTS OF PRINCIPAL OR INTEREST HEREON UNLESS THE REQUIRED CERTIFICATIONS HAVE BEEN DELIVERED PURSUANT TO THE TERMS OF THE POOLING AND SERVICING AGREEMENT.][1]

[UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE CERTIFICATE REGISTRAR FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.][2]

[TRANSFERS OF THIS BOOK-ENTRY CERTIFICATE SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF DTC OR A SUCCESSOR THEREOF OR SUCH SUCCESSOR'S NOMINEE, AND TRANSFERS OF BENEFICIAL INTERESTS IN THIS BOOK-ENTRY CERTIFICATE SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE POOLING AND SERVICING AGREEMENT REFERRED TO BELOW.][3]

THIS CERTIFICATE DOES NOT REPRESENT AN INTEREST IN OR OBLIGATION OF THE DEPOSITOR, THE SPONSORS, THE MASTER SERVICER, THE SPECIAL SERVICER, THE TRUSTEE, THE CERTIFICATE ADMINISTRATOR, THE OPERATING ADVISOR, THE INITIAL PURCHASERS, THE MORTGAGE LOAN SELLERS, THE ASSET REPRESENTATIONS REVIEWER OR ANY OF THEIR RESPECTIVE AFFILIATES. NEITHER THIS CERTIFICATE NOR THE UNDERLYING MORTGAGE LOANS ARE INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OR INSTRUMENTALITY OR PRIVATE INSURER.

---

[1]   Temporary Regulation S Book-Entry Certificate legend.

[2]   Legend required as long as DTC is the Depository under the Pooling and Servicing Agreement.

[3]   Book-Entry Certificate legend.

THIS CERTIFICATE HAS NOT BEEN AND WILL NOT BE REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "<u>SECURITIES ACT</u>"), OR ANY STATE OR FOREIGN SECURITIES LAW. THE HOLDER HEREOF, BY PURCHASING THIS CERTIFICATE, AGREES THAT THIS CERTIFICATE MAY BE REOFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A)(1) PURSUANT TO RULE 144A UNDER THE SECURITIES ACT ("RULE 144A") TO A PERSON THAT THE HOLDER REASONABLY BELIEVES IS A "QUALIFIED INSTITUTIONAL BUYER", WITHIN THE MEANING OF RULE 144A (A "<u>QIB</u>"), OR IS PURCHASING FOR THE ACCOUNT OF A QIB, AND WHOM THE HOLDER HAS INFORMED THAT THE REOFFER, RESALE, PLEDGE, OR OTHER TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (2) TO AN INSTITUTION THAT IS A NON-"U.S. PERSON" IN AN "OFFSHORE TRANSACTION" AS DEFINED IN, AND IN ACCORDANCE WITH RULE 903 OR RULE 904 OF, REGULATION S UNDER THE SECURITIES ACT, OR (3) TO AN INSTITUTION THAT IS AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501(a)(1), (2), (3) OR (7) OF REGULATION D UNDER THE SECURITIES ACT OR ANY ENTITY IN WHICH ALL OF THE EQUITY OWNERS COME WITHIN SUCH PARAGRAPHS, AND (B) IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION.

THIS [CLASS X-F] CERTIFICATE HAS NO PRINCIPAL BALANCE AND WILL NOT RECEIVE ANY DISTRIBUTION OF PRINCIPAL.

THE NOTIONAL AMOUNT OF THIS CERTIFICATE WILL BE REDUCED IN CONNECTION WITH THE REDUCTION OF THE CERTIFICATE BALANCE OF THE [CLASS F] CERTIFICATES. ACCORDINGLY, THE NOTIONAL AMOUNT OF THIS CERTIFICATE AT ANY TIME MAY BE LESS THAN THE INITIAL NOTIONAL AMOUNT SET FORTH BELOW.

THE NOTIONAL AMOUNT ON WHICH THE INTEREST PAYABLE TO THE HOLDERS OF THE [CLASS X-F] CERTIFICATES IS BASED WILL BE REDUCED AS A RESULT OF PRINCIPAL PAYMENTS AND LOSSES ON THE MORTGAGE LOANS. ACCORDINGLY, THE INTEREST PAYABLE PURSUANT TO THIS CERTIFICATE MAY BE LESS THAN THAT SET FORTH BELOW.

THIS CERTIFICATE REPRESENTS A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT", AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G(a)(1) AND 860D OF THE CODE.

PASS-THROUGH RATE: VARIABLE IN ACCORDANCE WITH THE POOLING AND SERVICING AGREEMENT

DENOMINATION: $[   ]

DATE OF POOLING AND SERVICING AGREEMENT: AS OF [_____], 20[__]

CUT-OFF DATE: AS SET FORTH IN THE POOLING AND SERVICING AGREEMENT (AS DEFINED HEREIN)

CLOSING DATE: [_____], 20[__]

FIRST DISTRIBUTION DATE: [_____], 20[__]

APPROXIMATE AGGREGATE NOTIONAL AMOUNT OF THE [CLASS X-F] CERTIFICATES AS OF THE CLOSING DATE: $[_____]

MASTER SERVICER: [MASTER SERVICER]

SPECIAL SERVICER: [SPECIAL SERVICER]

TRUSTEE: [TRUSTEE]

CERTIFICATE ADMINISTRATOR: [CERTIFICATE ADMINISTRATOR]

OPERATING ADVISOR: [OPERATING ADVISOR]

ASSET REPRESENTATIONS REVIEWER: [ASSET REPRESENTATIONS REVIEWER]

CUSIP NO.: [   ]

ISIN NO.: [   ]

COMMON CODE NO.: [   ]

CERTIFICATE NO.: [X-F]-[_] [X-F-S]-[_]

A-12-3

[CLASS X-F] CERTIFICATE

evidencing a beneficial ownership interest in a Trust Fund, consisting primarily of a pool of commercial mortgage loans (the "Mortgage Loans" (and a separate trust subordinate companion loan interest in a commercial mortgage loan)), all payments on or collections in respect of the Mortgage Loans and the Trust Subordinate Companion Loan due after the Cut-off Date, all REO Properties and revenues received in respect thereof, the mortgagee's rights under the insurance policies, any Assignment of Leases, and any guaranties or other collateral as security for the Mortgage Loans and such amounts as shall from time to time be held in the Collection Account, the Distribution Accounts, the Interest Reserve Account, the Gain-on-Sale Reserve Account and the REO Accounts, formed and sold by

BANC OF AMERICA MERRILL LYNCH COMMERCIAL MORTGAGE INC.

THIS CERTIFIES THAT CEDE & CO. is the registered owner of the interest evidenced by this Certificate in the [Class X-F] Certificates issued by the Issuing Entity created pursuant to the Pooling and Servicing Agreement, dated as of [_____], 20[__] (the "Pooling and Servicing Agreement"), among BANC OF AMERICA MERRILL LYNCH COMMERCIAL MORTGAGE INC. (hereinafter called the "Depositor", which term includes any successor entity under the Pooling and Servicing Agreement), the Trustee, the Master Servicer, the Special Servicer, the Certificate Administrator, the Asset Representations Reviewer and the Operating Advisor. A summary of certain of the pertinent provisions of the Pooling and Servicing Agreement is set forth hereafter. To the extent not defined herein, the capitalized terms used herein shall have the meanings assigned thereto in the Pooling and Servicing Agreement.

This Certificate is one of a duly authorized issue of Certificates designated as Certificates of the series specified on the face hereof (herein called the "Certificates") and representing an interest in the Class of Certificates specified on the face hereof equal to the quotient expressed as a percentage obtained by dividing the Denomination of this Certificate specified on the face hereof, by the aggregate initial Certificate Balance of the [Class X-F] Certificates. The Certificates are designated as the [ISSUING ENTITY], Commercial Mortgage Pass-Through Certificates, [SERIES] and are issued in the classes as specifically set forth in the Pooling and Servicing Agreement. The Certificates will evidence in the aggregate 100% of the beneficial ownership of the Issuing Entity.

This Certificate does not purport to summarize the Pooling and Servicing Agreement and reference is made to that agreement for information with respect to the interests, rights, benefits, obligations, proceeds, and duties evidenced hereby and the rights, duties and obligations of the Trustee and the Certificate Administrator. This Certificate is issued under and is subject to the terms, provisions and conditions of the Pooling and Servicing Agreement, to which Pooling and Servicing Agreement, as amended from time to time, the Certificateholder by virtue of the acceptance hereof assents and by which the Certificateholder is bound. In the case of any conflict between terms specified in this Certificate and terms specified in the Pooling and Servicing Agreement, the terms of the Pooling and Servicing Agreement shall govern.

This Certificate represents a "regular interest" in a "real estate mortgage investment conduit", as those terms are defined, respectively, in Sections 860G(a)(1) and 860D of the Internal Revenue Code of 1986, as amended. Each Holder of this Certificate, by acceptance hereof, agrees to treat, and take no action inconsistent with the treatment of, this Certificate in accordance with the preceding sentence for purposes of federal income taxes, state and local income and franchise taxes and other taxes imposed on or measured by income.

Pursuant to the terms of the Pooling and Servicing Agreement, the Certificate Administrator shall distribute to the Person in whose name this Certificate is registered as of the related Record Date, an amount equal to such Person's *pro rata* share (based on the Percentage Interest represented by this Certificate) of that portion of the aggregate amount of interest then distributable, if any, allocable to the Class of Certificates of the same Class as this Certificate for such Distribution Date, all as more fully described in the Pooling and Servicing Agreement. All sums distributable on this Certificate are payable in the coin or currency of the United States of America as at the time of payment is legal tender for the payment of public and private debts.

Interest on this Certificate will accrue (computed as if each year consisted of 360 days and each month consisted of 30 days) during the Interest Accrual Period relating to such Distribution Date at the [Class X-F] Pass-Through Rate specified above on the Certificate Balance of this Certificate immediately prior to each

A-12-4

Distribution Date. Interest allocated to this Certificate on any Distribution Date will be in an amount equal to this Certificate's *pro rata* share of the Available Funds to be distributed on the Certificates of this Class as of such Distribution Date, with a final distribution to be made upon retirement of this Certificate as set forth in the Pooling and Servicing Agreement.

Realized Losses and certain other amounts on the Mortgage Loans shall be allocated on the applicable Distribution Date to Certificateholders in the manner set forth in the Pooling and Servicing Agreement. All Realized Losses on the Mortgage Loans allocated to any Class of Certificates will be allocated *pro rata* among the outstanding Certificates of such Class.

This Certificate is limited in right of payment to, among other things, certain collections and recoveries respecting the Mortgage Loans, all as more specifically set forth in the Pooling and Servicing Agreement. As provided in the Pooling and Servicing Agreement, the Collection Account and the Distribution Accounts will be held on behalf of the Trustee on behalf of the Holders of Certificates specified in the Pooling and Servicing Agreement and the Master Servicer (with respect to the Collection Account) or the Certificate Administrator (with respect to the Distribution Accounts) will be authorized to make withdrawals therefrom. Amounts on deposit in such accounts may be invested in Permitted Investments. Interest or other investment income earned on funds in the Collection Account will be paid to the Master Servicer as set forth in the Pooling and Servicing Agreement. As provided in the Pooling and Servicing Agreement, withdrawals from the Collection Account shall be made from time to time for purposes other than distributions to Certificateholders, such purposes including reimbursement of certain expenses incurred with respect to the servicing of the Mortgage Loans and the Trust Subordinate Companion Loan and administration of the Issuing Entity.

All distributions under the Pooling and Servicing Agreement to a Class of Certificates shall be made on each Distribution Date (other than the final distribution on any Certificate) to Certificateholders of record on the related Record Date by check mailed to the address set forth therefor in the Certificate Register or, provided that such Certificateholder has provided the Certificate Administrator with wire instructions in writing at least five Business Days prior to the related Record Date, by wire transfer of immediately available funds to the account of such Certificateholder at a bank or other entity having appropriate facilities therefor. The final distribution on this Certificate (determined without regard to any possible future reimbursement of Realized Losses previously allocated to this Certificate) shall be made in like manner, but only upon presentment and surrender of this Certificate at the offices of the Certificate Registrar or such other location specified in the notice to Certificateholders of such final distribution.

Any funds not distributed on the final Distribution Date because of the failure of Certificateholders to tender their Certificates shall be set aside and held uninvested in trust and credited to the account or accounts of the appropriate non-tendering Holder or Holders. If any Certificates as to which notice has been posted pursuant to Section 4.01(i) of the Pooling and Servicing Agreement shall not have been surrendered for cancellation within six months after the time specified in such notice, the Certificate Administrator shall mail a second notice to the remaining non-tendering Certificateholders to surrender their Certificates for cancellation in order to receive the final distribution with respect thereto. If within one year after the second notice all such Certificates shall not have been surrendered for cancellation, the Certificate Administrator shall, directly or through an agent, take steps to contact the remaining non-tendering Certificateholders concerning surrender of their Certificates as it shall deem appropriate. The costs and expenses of holding such funds in trust and of contacting such Certificateholders following the first anniversary of the delivery of such second notice to the non-tendering Certificateholders shall be paid out of such funds. No interest shall accrue or be payable to any Certificateholder on any amount held in trust as a result of such Certificateholder's failure to surrender its Certificate(s) for final payment thereof in accordance with Section 4.01(i) of the Pooling and Servicing Agreement.

As provided in the Pooling and Servicing Agreement and subject to certain limitations therein set forth, the transfer of this Certificate is registerable in the Certificate Register only upon surrender of this Certificate for registration of transfer at the office of the Certificate Registrar or at the office of its transfer agent, duly endorsed by, or accompanied by an assignment in the form below or other written instrument of transfer in form satisfactory to the Certificate Registrar duly executed by the Holder hereof or such Holder's attorney-in-fact duly authorized in writing, and thereupon one or more new Certificates of the same Class in authorized Denominations will be issued to the designated transferee or transferees.

A-12-5

USActive 33104371.6

Subject to the terms of the Pooling and Servicing Agreement, the [Class X-F] Certificates will be issued in book-entry form through the facilities of DTC in minimum denominations of $[_____] initial Certificate Balance, and in integral multiples of $[_] in excess thereof, with one Certificate of each such Class evidencing an additional amount equal to the remainder of the initial Certificate Balance of such Class.

No fee or service charge shall be imposed by the Certificate Registrar for its services in respect of any registration of transfer or exchange referred to in Section 5.03 of the Pooling and Servicing Agreement. In connection with any transfer to an Institutional Accredited Investor, the Transferor shall reimburse the Issuing Entity for any costs (including the cost of the Certificate Registrar's counsel's review of the documents and any legal opinions, submitted by the transferor or transferee to the Certificate Registrar as provided in Section 5.03 of the Pooling and Servicing Agreement) incurred by the Certificate Registrar in connection with such transfer. The Certificate Registrar may require payment by each transferor of a sum sufficient to cover any tax, expense or other governmental charge payable in connection with any such transfer or exchange.

The Trustee, the Certificate Administrator, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer and the Certificate Registrar and any of their agents may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and neither the Trustee, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Registrar nor any such agents shall be affected by any notice to the contrary.

The Pooling and Servicing Agreement may be amended from time to time by the parties thereto, without the consent of any of the Certificateholders or the Companion Holders:

(i) to correct any defect or ambiguity in the Pooling and Servicing Agreement in order to address any manifest error in any provision of the Pooling and Servicing Agreement;

(ii) to cause the provisions in the Pooling and Servicing Agreement to conform or be consistent with or in furtherance of the statements made in the Prospectus with respect to the Certificates, the Issuing Entity or the Pooling and Servicing Agreement or to correct or supplement any of its provisions which may be inconsistent with any other provisions therein or to correct any error;

(iii) to change the timing and/or nature of deposits in the Collection Account, the Distribution Accounts or any REO Account; provided that (a) the Master Servicer Remittance Date shall in no event be later than the Business Day prior to the related Distribution Date and (b) such change shall not adversely affect in any material respect the interests of any Certificateholder, as evidenced in writing by an Opinion of Counsel at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each Rating Agency with respect to such amendment;

(iv) to amend any provision of the Pooling and Servicing Agreement to the extent necessary or desirable to maintain the status of each REMIC (or any grantor trust portion of the Issuing Entity) for the purposes of federal income tax law (or comparable provisions of state income tax law);

(v) to modify, eliminate or add to the provisions of Section 5.03(n) of the Pooling and Servicing Agreement or any other provision of the Pooling and Servicing Agreement restricting transfer of the Class R Certificates; provided the Depositor has determined that such change shall not, as evidenced by an Opinion of Counsel, cause the Issuing Entity, any Trust REMIC or any of the Certificateholders (other than the Transferor) to be subject to a federal tax caused by a Transfer to a Person that is a Disqualified Organization or a Non-U.S. Tax Person;

(vi) to amend any provision of the Pooling and Servicing Agreement to the extent necessary or desirable to list the Certificates on a stock exchange, including, without limitation, the appointment of one or more sub-certificate administrators and the requirement that certain information be delivered to such sub-certificate administrators;

(vii) to make any other provisions with respect to matters or questions arising under or with respect to the Pooling and Servicing Agreement not inconsistent with the provisions therein;

A-12-6

(viii)   to modify, alter, amend, add or to rescind any of the provisions contained in the Pooling and Servicing Agreement if and to the extent necessary to comply with any rules or regulations promulgated, or any guidance provided with respect to Rule 15Ga-1 under the Exchange Act, by the SEC from time to time;

(ix)   to modify the provisions of Sections 3.05 and 3.17 of the Pooling and Servicing Agreement (with respect to reimbursement of Nonrecoverable Advances and Workout-Delayed Reimbursement Amounts) if (a) the Depositor, the Master Servicer, the Trustee and, for so long as a Control Event has not occurred and is not continuing, the Directing Certificateholder, determine that the commercial mortgage backed securities industry standard for such provisions has changed, in order to conform to such industry standard, (b) each Rating Agency shall have been provided with a Rating Agency Communication with respect to such modification, and (c) if no Control Termination Event or Consultation Termination Event has occurred and is continuing, the Directing Certificateholder consents to such modification;

(x)   to modify the procedures of the Pooling and Servicing Agreement relating to compliance with Rule 17g-5 of the Exchange Act; provided that if such modification materially increases the obligations of the Trustee, the Certificate Administrator, the Custodian, the Asset Representations Reviewer, the 17g-5 Information Provider, the Operating Advisor, the Depositor, the Master Servicer or the Special Servicer, then the consent of such party will be required;

(xi)   in the event of a TIA Applicability Determination, to modify, eliminate or add to the provisions of the Pooling and Servicing Agreement to such extent as shall be necessary to (A) effect the qualification of the Pooling and Servicing Agreement under the TIA or under any similar federal statute hereafter enacted and to add to the Pooling and Servicing Agreement such other provisions as may be expressly required by the TIA, and (B) modify such other provisions as are necessary to conform the Pooling and Servicing Agreement and be consistent with the modifications made pursuant to the preceding clause (A); provided that any amendment pursuant to this clause (xi) shall be at the sole cost and expense of the Depositor; and

(xii)   any other amendment which does not adversely affect in any material respect the interests of any Certificateholder (unless such Certificateholder consents).

Notwithstanding the foregoing, no such amendment (A) may change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under any Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary thereunder, without the consent of such Mortgage Loan Seller or (B) materially and adversely affects the holders of a Companion Loan without such Companion Holder's consent.

The Pooling and Servicing Agreement may also be amended from time to time by the parties thereto with the consent of the Holders of Certificates of each Class affected by such amendment evidencing in the aggregate not less than 51% of the aggregate Percentage Interests constituting the Class for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Pooling and Servicing Agreement or of modifying in any manner the rights of the Holders of Certificates of such Class; provided, however, that no such amendment shall:

(i)   reduce in any manner the amount of, or delay the timing of, payments received on the Mortgage Loans or the Trust Subordinate Companion Loan that are required to be distributed on a Certificate of any Class without the consent of the Holder of the Certificate or which are required to be distributed to a Companion Holder without the consent of such Companion Holder; or

(ii)   reduce the aforesaid percentage of Certificates of any Class the Holders of which are required to consent to any such amendment or remove the requirement to obtain consent of any Companion Holder or Holder of [LOAN SPECIFIC CLASS] Certificates, in any such case without the consent of the Holders of all Certificates of such Class then outstanding or such Companion Holders, as applicable; or

A-12-7

(iii)   adversely affect the Voting Rights of any Class of Certificates without the consent of the Holders of all Certificates of such Class then outstanding; or

(iv)   change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under such Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary under the Pooling and Servicing Agreement, without the consent of such Mortgage Loan Seller; or

(v)   amend the Servicing Standard without the consent of 100% of the Certificateholders or receipt of Rating Agency Confirmation from each Rating Agency and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates pursuant to Section 3.27 of the Pooling and Servicing Agreement) and, if required under the related Intercreditor Agreement, the consent of the holder of any AB Subordinate Companion Loan for each Serviced AB Whole Loan.

Further, notwithstanding the foregoing, none of the Operating Advisor, the Trustee, the Certificate Administrator, the Depositor, the Master Servicer, the Asset Representations Reviewer nor the Special Servicer will be required to consent to any amendment to the Pooling and Servicing Agreement without having first received an Opinion of Counsel (at the Issuing Entity's expense) to the effect that such amendment is permitted under the Pooling and Servicing Agreement and that such amendment or the exercise of any power granted to the Master Servicer, the Special Servicer, the Depositor, the Trustee, the Certificate Administrator, the Asset Representations Reviewer or any other specified person in accordance with such amendment will not result in the imposition of a tax on any portion of the Issuing Entity or any Trust REMIC, or cause any Trust REMIC to fail to qualify as a REMIC or cause the Grantor Trust to fail to qualify as a grantor trust under the relevant provisions of the Code. Furthermore, no amendment to the Pooling and Servicing Agreement may be made that changes in any material respect to the rights of the [LOAN SPECIFIC CLASS] Certificates without the consent of such Class and no amendment to the Pooling and Servicing Agreement may be made that changes any provisions specifically required to be included in the Pooling and Servicing Agreement by the [LOAN SPECIFIC] Intercreditor Agreement without the consent of the holder of the related Non-Serviced Pari Passu Companion Loan(s).

The Holders of the majority of the Controlling Class, the Special Servicer, the Master Servicer or the Holders of the Class R Certificates may, in that order of priority, at their option, upon 60 days' prior notice given to the Trustee, the Certificate Administrator and each of the other parties to the Pooling and Servicing Agreement, purchase all of the Mortgage Loans (for the avoidance of doubt, excluding the Trust Subordinate Companion Loan) (and all property acquired through exercise of remedies in respect of any related Mortgage Loan) and the Issuing Entity's portion of each REO Property (other than any portion related to the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) remaining in the Issuing Entity, and thereby effect termination of the Issuing Entity and early retirement of the then-outstanding Certificates, on or after the first Distribution Date on which the aggregate Stated Principal Balances of the Mortgage Loans and the Issuing Entity's portion of any REO Loans remaining in the Issuing Entity is less than [_____].

Following the date on which the [APPLICABLE CLASSES] Certificates are retired (and provided that there is only one Holder (or multiple Holders acting in unanimity) of the then-outstanding Certificates (other than the [LOAN SPECIFIC CLASS], Class [ARD] and Class R Certificates)), the Sole Certificateholder may, at its option exchange (subject to the Master Servicer's consent) all of its Certificates (other than the [LOAN SPECIFIC CLASS], Class [ARD] and Class R Certificates) for all of the Mortgage Loans (for the avoidance of doubt, excluding the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) and the Issuing Entity's portion of each REO Property (other than any portion related to the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) remaining in the Issuing Entity pursuant to the terms of the Pooling and Servicing Agreement. If the Trust Subordinate Companion Loan is the sole remaining asset of the Issuing Entity, the Holders of the [LOAN SPECIFIC CLASS] Certificates may exchange their Certificates for the Trust Subordinate Companion Loan and terminate the Issuing Entity pursuant to the terms of the Pooling and Servicing Agreement.

The obligations created by the Pooling and Servicing Agreement and the Issuing Entity created thereby (other than the obligation of the Certificate Administrator to make payments to Certificateholders as provided for in the Pooling and Servicing Agreement), shall terminate upon reduction of the Certificate Balances of all the Certificates to zero (including, without limitation, any such final payment resulting from a termination of the Issuing Entity due to a sale of its property) pursuant to the terms of the Pooling and Servicing Agreement. In no event, however, will the Trust created by the Pooling and Servicing Agreement continue beyond the expiration of 21 years from the death of the last survivor of the descendants of Joseph P. Kennedy, the late Ambassador of the United States to the Court of St. James, living on the date hereof.

Unless the certificate of authentication hereon has been executed by the Authenticating Agent, by manual signature, this Certificate shall not be entitled to any benefit under the Pooling and Servicing Agreement or be valid for any purpose. The Certificate Registrar has executed this Certificate on behalf of the Issuing Entity as Certificate Registrar under the Pooling and Servicing Agreement and makes no representation or warranty as to any of the statements contained herein or the validity or sufficiency of the Certificates or the Mortgage Loans.

THIS CERTIFICATE AND THE POOLING AND SERVICING AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH, AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES APPLIED IN NEW YORK.

IN WITNESS WHEREOF, the Certificate Registrar has caused this Certificate to be duly executed under this official seal.

[CERTIFICATE REGISTRAR], not in its individual capacity but solely as Certificate Registrar under the Pooling and Servicing Agreement

By: _____
AUTHORIZED SIGNATORY

Dated: [_____], 20[__]

CERTIFICATE OF AUTHENTICATION

THIS IS ONE OF THE [CLASS X-F] CERTIFICATES REFERRED TO IN THE WITHIN-MENTIONED POOLING AND SERVICING AGREEMENT.

[AUTHENTICATING AGENT], as Authenticating Agent

By: _____
AUTHORIZED SIGNATORY

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM	-	as tenant in common	UNIF GIFT MIN ACT _____ Custodian	
TEN ENT	-	as tenants by the entireties	(Cust)	
JT TEN	-	as joint tenants with rights of survivorship and not as tenants in common	Under Uniform Gifts to Minors Act _____ (State)	

Additional abbreviations may also be used though not in the above list.

FORM OF TRANSFER

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto _____

_____
(Please insert Social Security or other identifying number of Assignee)

_____
(Please print or typewrite name and address of assignee)

_____

the within Certificate and does hereby or irrevocably constitute and appoint to transfer the said Certificate in the Certificate register of the within-named Trust, with full power of substitution in the premises.

Dated: _____

NOTICE: The signature to this assignment must correspond with the name as written upon the face of this Certificate in every particular without alteration or enlargement or any change whatever.

_____
SIGNATURE GUARANTEED

The signature must be guaranteed by a commercial bank or trust company or by a member firm of the New York Stock Exchange or another national securities exchange. Notarized or witnessed signatures are not acceptable.

A-12-11

DISTRIBUTION INSTRUCTIONS

The assignee should include the following for purposes of distribution:

Distributions shall be made, by wire transfer or otherwise, in immediately available funds to _____ for the account of _____ account number _____ or, if mailed by check, to _____. Statements should be mailed to _____. This information is provided by assignee named above, or _____, as its agent.

EXHIBIT A-13

FORM OF [CLASS X-NR] CERTIFICATE

[CLASS X-NR]

[ISSUING ENTITY]

COMMERCIAL MORTGAGE PASS-THROUGH CERTIFICATES

[SERIES], [CLASS X-NR]

[THIS CERTIFICATE IS A TEMPORARY REGULATION S BOOK-ENTRY CERTIFICATE FOR PURPOSES OF REGULATION S ("REGULATION S") UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). NEITHER THIS TEMPORARY REGULATION S BOOK-ENTRY CERTIFICATE NOR ANY INTEREST HEREIN MAY BE OFFERED, SOLD OR DELIVERED, EXCEPT AS PERMITTED UNDER THE POOLING AND SERVICING AGREEMENT REFERRED TO BELOW.

NO BENEFICIAL OWNERS OF THIS TEMPORARY REGULATION S BOOK-ENTRY CERTIFICATE SHALL BE ENTITLED TO RECEIVE PAYMENTS OF PRINCIPAL OR INTEREST HEREON UNLESS THE REQUIRED CERTIFICATIONS HAVE BEEN DELIVERED PURSUANT TO THE TERMS OF THE POOLING AND SERVICING AGREEMENT.][1]

[UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE CERTIFICATE REGISTRAR FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.][2]

[TRANSFERS OF THIS BOOK-ENTRY CERTIFICATE SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF DTC OR A SUCCESSOR THEREOF OR SUCH SUCCESSOR'S NOMINEE, AND TRANSFERS OF BENEFICIAL INTERESTS IN THIS BOOK-ENTRY CERTIFICATE SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE POOLING AND SERVICING AGREEMENT REFERRED TO BELOW.][3]

THIS CERTIFICATE DOES NOT REPRESENT AN INTEREST IN OR OBLIGATION OF THE DEPOSITOR, THE SPONSORS, THE MASTER SERVICER, THE SPECIAL SERVICER, THE TRUSTEE, THE CERTIFICATE ADMINISTRATOR, THE OPERATING ADVISOR, THE INITIAL PURCHASERS, THE MORTGAGE LOAN SELLERS, THE ASSET REPRESENTATIONS REVIEWER OR ANY OF THEIR RESPECTIVE AFFILIATES. NEITHER THIS CERTIFICATE NOR THE UNDERLYING MORTGAGE LOANS ARE INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OR INSTRUMENTALITY OR PRIVATE INSURER.

---

[1] Temporary Regulation S Book-Entry Certificate legend.

[2] Legend required as long as DTC is the Depository under the Pooling and Servicing Agreement.

[3] Book-Entry Certificate legend.

THIS CERTIFICATE HAS NOT BEEN AND WILL NOT BE REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "<u>SECURITIES ACT</u>"), OR ANY STATE OR FOREIGN SECURITIES LAW. THE HOLDER HEREOF, BY PURCHASING THIS CERTIFICATE, AGREES THAT THIS CERTIFICATE MAY BE REOFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A)(1) PURSUANT TO RULE 144A UNDER THE SECURITIES ACT ("RULE 144A") TO A PERSON THAT THE HOLDER REASONABLY BELIEVES IS A "QUALIFIED INSTITUTIONAL BUYER", WITHIN THE MEANING OF RULE 144A (A "<u>QIB</u>"), OR IS PURCHASING FOR THE ACCOUNT OF A QIB, AND WHOM THE HOLDER HAS INFORMED THAT THE REOFFER, RESALE, PLEDGE, OR OTHER TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (2) TO AN INSTITUTION THAT IS A NON-"U.S. PERSON" IN AN "OFFSHORE TRANSACTION" AS DEFINED IN, AND IN ACCORDANCE WITH RULE 903 OR RULE 904 OF, REGULATION S UNDER THE SECURITIES ACT, OR (3) TO AN INSTITUTION THAT IS AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501(a)(1), (2), (3) OR (7) OF REGULATION D UNDER THE SECURITIES ACT OR ANY ENTITY IN WHICH ALL OF THE EQUITY OWNERS COME WITHIN SUCH PARAGRAPHS, AND (B) IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION.

THIS [CLASS X-NR] CERTIFICATE HAS NO PRINCIPAL BALANCE AND WILL NOT RECEIVE ANY DISTRIBUTION OF PRINCIPAL.

THE NOTIONAL AMOUNT OF THIS CERTIFICATE WILL BE REDUCED IN CONNECTION WITH THE REDUCTION OF THE CERTIFICATE BALANCE OF THE [CLASS NR] CERTIFICATES. ACCORDINGLY, THE NOTIONAL AMOUNT OF THIS CERTIFICATE AT ANY TIME MAY BE LESS THAN THE INITIAL NOTIONAL AMOUNT SET FORTH BELOW.

THE NOTIONAL AMOUNT ON WHICH THE INTEREST PAYABLE TO THE HOLDERS OF THE [CLASS X-NR] CERTIFICATES IS BASED WILL BE REDUCED AS A RESULT OF PRINCIPAL PAYMENTS AND LOSSES ON THE MORTGAGE LOANS. ACCORDINGLY, THE INTEREST PAYABLE PURSUANT TO THIS CERTIFICATE MAY BE LESS THAN THAT SET FORTH BELOW.

THIS CERTIFICATE REPRESENTS A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT", AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G(a)(1) AND 860D OF THE CODE.

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PASS-THROUGH RATE: VARIABLE IN ACCORDANCE WITH THE POOLING AND SERVICING AGREEMENT

DENOMINATION: $[   ]

DATE OF POOLING AND SERVICING AGREEMENT: AS OF [_____], 20[__]

CUT-OFF DATE: AS SET FORTH IN THE POOLING AND SERVICING AGREEMENT (AS DEFINED HEREIN)

CLOSING DATE: [_____], 20[__]

FIRST DISTRIBUTION DATE: [_____], 20[__]

APPROXIMATE AGGREGATE NOTIONAL AMOUNT OF THE [CLASS X-NR] CERTIFICATES AS OF THE CLOSING DATE: $[_____]

MASTER SERVICER: [MASTER SERVICER]

SPECIAL SERVICER: [SPECIAL SERVICER]

TRUSTEE: [TRUSTEE]

CERTIFICATE ADMINISTRATOR: [CERTIFICATE ADMINISTRATOR]

OPERATING ADVISOR: [OPERATING ADVISOR]

ASSET REPRESENTATIONS REVIEWER: [ASSET REPRESENTATIONS REVIEWER]

CUSIP NO.: [   ]

ISIN NO.: [   ]

COMMON CODE NO.: [   ]

CERTIFICATE NO.: [X-NR]-[_] [X-NR-S]-[_]

[CLASS X-NR] CERTIFICATE

evidencing a beneficial ownership interest in a Trust Fund, consisting primarily of a pool of commercial mortgage loans (the "Mortgage Loans" (and a separate trust subordinate companion loan interest in a commercial mortgage loan)), all payments on or collections in respect of the Mortgage Loans and the Trust Subordinate Companion Loan due after the Cut-off Date, all REO Properties and revenues received in respect thereof, the mortgagee's rights under the insurance policies, any Assignment of Leases, and any guaranties or other collateral as security for the Mortgage Loans and such amounts as shall from time to time be held in the Collection Account, the Distribution Accounts, the Interest Reserve Account, the Gain-on-Sale Reserve Account and the REO Accounts, formed and sold by

BANC OF AMERICA MERRILL LYNCH COMMERCIAL MORTGAGE INC.

THIS CERTIFIES THAT CEDE & CO. is the registered owner of the interest evidenced by this Certificate in the [Class X-NR] Certificates issued by the Issuing Entity created pursuant to the Pooling and Servicing Agreement, dated as of [_____], 20[__] (the "Pooling and Servicing Agreement"), among BANC OF AMERICA MERRILL LYNCH COMMERCIAL MORTGAGE INC. (hereinafter called the "Depositor", which term includes any successor entity under the Pooling and Servicing Agreement), the Trustee, the Master Servicer, the Special Servicer, the Certificate Administrator, the Asset Representations Reviewer and the Operating Advisor. A summary of certain of the pertinent provisions of the Pooling and Servicing Agreement is set forth hereafter. To the extent not defined herein, the capitalized terms used herein shall have the meanings assigned thereto in the Pooling and Servicing Agreement.

This Certificate is one of a duly authorized issue of Certificates designated as Certificates of the series specified on the face hereof (herein called the "Certificates") and representing an interest in the Class of Certificates specified on the face hereof equal to the quotient expressed as a percentage obtained by dividing the Denomination of this Certificate specified on the face hereof, by the aggregate initial Certificate Balance of the [Class X-NR] Certificates. The Certificates are designated as the [ISSUING ENTITY], Commercial Mortgage Pass-Through Certificates, [SERIES] and are issued in the classes as specifically set forth in the Pooling and Servicing Agreement. The Certificates will evidence in the aggregate 100% of the beneficial ownership of the Issuing Entity.

This Certificate does not purport to summarize the Pooling and Servicing Agreement and reference is made to that agreement for information with respect to the interests, rights, benefits, obligations, proceeds, and duties evidenced hereby and the rights, duties and obligations of the Trustee and the Certificate Administrator. This Certificate is issued under and is subject to the terms, provisions and conditions of the Pooling and Servicing Agreement, to which Pooling and Servicing Agreement, as amended from time to time, the Certificateholder by virtue of the acceptance hereof assents and by which the Certificateholder is bound. In the case of any conflict between terms specified in this Certificate and terms specified in the Pooling and Servicing Agreement, the terms of the Pooling and Servicing Agreement shall govern.

This Certificate represents a "regular interest" in a "real estate mortgage investment conduit", as those terms are defined, respectively, in Sections 860G(a)(1) and 860D of the Internal Revenue Code of 1986, as amended. Each Holder of this Certificate, by acceptance hereof, agrees to treat, and take no action inconsistent with the treatment of, this Certificate in accordance with the preceding sentence for purposes of federal income taxes, state and local income and franchise taxes and other taxes imposed on or measured by income.

Pursuant to the terms of the Pooling and Servicing Agreement, the Certificate Administrator shall distribute to the Person in whose name this Certificate is registered as of the related Record Date, an amount equal to such Person's *pro rata* share (based on the Percentage Interest represented by this Certificate) of that portion of the aggregate amount of interest then distributable, if any, allocable to the Class of Certificates of the same Class as this Certificate for such Distribution Date, all as more fully described in the Pooling and Servicing Agreement. All sums distributable on this Certificate are payable in the coin or currency of the United States of America as at the time of payment is legal tender for the payment of public and private debts.

Interest on this Certificate will accrue (computed as if each year consisted of 360 days and each month consisted of 30 days) during the Interest Accrual Period relating to such Distribution Date at the

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[Class X-NR] Pass-Through Rate specified above on the Certificate Balance of this Certificate immediately prior to each Distribution Date. Interest allocated to this Certificate on any Distribution Date will be in an amount equal to this Certificate's *pro rata* share of the Available Funds to be distributed on the Certificates of this Class as of such Distribution Date, with a final distribution to be made upon retirement of this Certificate as set forth in the Pooling and Servicing Agreement.

Realized Losses and certain other amounts on the Mortgage Loans shall be allocated on the applicable Distribution Date to Certificateholders in the manner set forth in the Pooling and Servicing Agreement. All Realized Losses on the Mortgage Loans allocated to any Class of Certificates will be allocated *pro rata* among the outstanding Certificates of such Class.

This Certificate is limited in right of payment to, among other things, certain collections and recoveries respecting the Mortgage Loans, all as more specifically set forth in the Pooling and Servicing Agreement. As provided in the Pooling and Servicing Agreement, the Collection Account and the Distribution Accounts will be held on behalf of the Trustee on behalf of the Holders of Certificates specified in the Pooling and Servicing Agreement and the Master Servicer (with respect to the Collection Account) or the Certificate Administrator (with respect to the Distribution Accounts) will be authorized to make withdrawals therefrom. Amounts on deposit in such accounts may be invested in Permitted Investments. Interest or other investment income earned on funds in the Collection Account will be paid to the Master Servicer as set forth in the Pooling and Servicing Agreement. As provided in the Pooling and Servicing Agreement, withdrawals from the Collection Account shall be made from time to time for purposes other than distributions to Certificateholders, such purposes including reimbursement of certain expenses incurred with respect to the servicing of the Mortgage Loans and the Trust Subordinate Companion Loan and administration of the Issuing Entity.

All distributions under the Pooling and Servicing Agreement to a Class of Certificates shall be made on each Distribution Date (other than the final distribution on any Certificate) to Certificateholders of record on the related Record Date by check mailed to the address set forth therefor in the Certificate Register or, provided that such Certificateholder has provided the Certificate Administrator with wire instructions in writing at least five Business Days prior to the related Record Date, by wire transfer of immediately available funds to the account of such Certificateholder at a bank or other entity having appropriate facilities therefor. The final distribution on this Certificate (determined without regard to any possible future reimbursement of Realized Losses previously allocated to this Certificate) shall be made in like manner, but only upon presentment and surrender of this Certificate at the offices of the Certificate Registrar or such other location specified in the notice to Certificateholders of such final distribution.

Any funds not distributed on the final Distribution Date because of the failure of Certificateholders to tender their Certificates shall be set aside and held uninvested in trust and credited to the account or accounts of the appropriate non-tendering Holder or Holders. If any Certificates as to which notice has been posted pursuant to Section 4.01(i) of the Pooling and Servicing Agreement shall not have been surrendered for cancellation within six months after the time specified in such notice, the Certificate Administrator shall mail a second notice to the remaining non-tendering Certificateholders to surrender their Certificates for cancellation in order to receive the final distribution with respect thereto. If within one year after the second notice all such Certificates shall not have been surrendered for cancellation, the Certificate Administrator shall, directly or through an agent, take steps to contact the remaining non-tendering Certificateholders concerning surrender of their Certificates as it shall deem appropriate. The costs and expenses of holding such funds in trust and of contacting such Certificateholders following the first anniversary of the delivery of such second notice to the non-tendering Certificateholders shall be paid out of such funds. No interest shall accrue or be payable to any Certificateholder on any amount held in trust as a result of such Certificateholder's failure to surrender its Certificate(s) for final payment thereof in accordance with Section 4.01(i) of the Pooling and Servicing Agreement.

As provided in the Pooling and Servicing Agreement and subject to certain limitations therein set forth, the transfer of this Certificate is registerable in the Certificate Register only upon surrender of this Certificate for registration of transfer at the office of the Certificate Registrar or at the office of its transfer agent, duly endorsed by, or accompanied by an assignment in the form below or other written instrument of transfer in form satisfactory to the Certificate Registrar duly executed by the Holder hereof or such Holder's attorney-in-fact duly authorized in writing, and thereupon one or more new Certificates of the same Class in authorized Denominations will be issued to the designated transferee or transferees.

Subject to the terms of the Pooling and Servicing Agreement, the [Class X-NR] Certificates will be issued in book-entry form through the facilities of DTC in minimum denominations of $[_____] initial Certificate Balance, and in integral multiples of $[1] in excess thereof, with one Certificate of each such Class evidencing an additional amount equal to the remainder of the initial Certificate Balance of such Class.

No fee or service charge shall be imposed by the Certificate Registrar for its services in respect of any registration of transfer or exchange referred to in Section 5.03 of the Pooling and Servicing Agreement. In connection with any transfer to an Institutional Accredited Investor, the Transferor shall reimburse the Issuing Entity for any costs (including the cost of the Certificate Registrar's counsel's review of the documents and any legal opinions, submitted by the transferor or transferee to the Certificate Registrar as provided in Section 5.03 of the Pooling and Servicing Agreement) incurred by the Certificate Registrar in connection with such transfer. The Certificate Registrar may require payment by each transferor of a sum sufficient to cover any tax, expense or other governmental charge payable in connection with any such transfer or exchange.

The Trustee, the Certificate Administrator, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer and the Certificate Registrar and any of their agents may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and neither the Trustee, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Registrar nor any such agents shall be affected by any notice to the contrary.

The Pooling and Servicing Agreement may be amended from time to time by the parties thereto, without the consent of any of the Certificateholders or the Companion Holders:

(i)   to correct any defect or ambiguity in the Pooling and Servicing Agreement in order to address any manifest error in any provision of the Pooling and Servicing Agreement;

(ii)   to cause the provisions in the Pooling and Servicing Agreement to conform or be consistent with or in furtherance of the statements made in the Prospectus with respect to the Certificates, the Issuing Entity or the Pooling and Servicing Agreement or to correct or supplement any of its provisions which may be inconsistent with any other provisions therein or to correct any error;

(iii)   to change the timing and/or nature of deposits in the Collection Account, the Distribution Accounts or any REO Account; provided that (a) the Master Servicer Remittance Date shall in no event be later than the Business Day prior to the related Distribution Date and (b) such change shall not adversely affect in any material respect the interests of any Certificateholder, as evidenced in writing by an Opinion of Counsel at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each Rating Agency with respect to such amendment;

(iv)   to amend any provision of the Pooling and Servicing Agreement to the extent necessary or desirable to maintain the status of each REMIC (or any grantor trust portion of the Issuing Entity) for the purposes of federal income tax law (or comparable provisions of state income tax law);

(v)   to modify, eliminate or add to the provisions of Section 5.03(n) of the Pooling and Servicing Agreement or any other provision of the Pooling and Servicing Agreement restricting transfer of the Class R Certificates; provided the Depositor has determined that such change shall not, as evidenced by an Opinion of Counsel, cause the Issuing Entity, any Trust REMIC or any of the Certificateholders (other than the Transferor) to be subject to a federal tax caused by a Transfer to a Person that is a Disqualified Organization or a Non-U.S. Tax Person;

(vi)   to amend any provision of the Pooling and Servicing Agreement to the extent necessary or desirable to list the Certificates on a stock exchange, including, without limitation, the appointment of one or more sub-certificate administrators and the requirement that certain information be delivered to such sub-certificate administrators;

(vii)   to make any other provisions with respect to matters or questions arising under or with respect to the Pooling and Servicing Agreement not inconsistent with the provisions therein;

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(viii) to modify, alter, amend, add or to rescind any of the provisions contained in the Pooling and Servicing Agreement if and to the extent necessary to comply with any rules or regulations promulgated, or any guidance provided with respect to Rule 15Ga-1 under the Exchange Act, by the SEC from time to time;

(ix) to modify the provisions of Sections 3.05 and 3.17 of the Pooling and Servicing Agreement (with respect to reimbursement of Nonrecoverable Advances and Workout-Delayed Reimbursement Amounts) if (a) the Depositor, the Master Servicer, the Trustee and, for so long as a Control Event has not occurred and is not continuing, the Directing Certificateholder, determine that the commercial mortgage backed securities industry standard for such provisions has changed, in order to conform to such industry standard, (b) each Rating Agency shall have been provided with a Rating Agency Communication with respect to such modification, and (c) if no Control Termination Event or Consultation Termination Event has occurred and is continuing, the Directing Certificateholder consents to such modification;

(x) to modify the procedures of the Pooling and Servicing Agreement relating to compliance with Rule 17g-5 of the Exchange Act; provided that if such modification materially increases the obligations of the Trustee, the Certificate Administrator, the Custodian, the Asset Representations Reviewer, the 17g-5 Information Provider, the Operating Advisor, the Depositor, the Master Servicer or the Special Servicer, then the consent of such party will be required;

(xi) in the event of a TIA Applicability Determination, to modify, eliminate or add to the provisions of the Pooling and Servicing Agreement to such extent as shall be necessary to (A) effect the qualification of the Pooling and Servicing Agreement under the TIA or under any similar federal statute hereafter enacted and to add to the Pooling and Servicing Agreement such other provisions as may be expressly required by the TIA, and (B) modify such other provisions as are necessary to conform the Pooling and Servicing Agreement and be consistent with the modifications made pursuant to the preceding clause (A); provided that any amendment pursuant to this clause (xi) shall be at the sole cost and expense of the Depositor; and

(xii) any other amendment which does not adversely affect in any material respect the interests of any Certificateholder (unless such Certificateholder consents).

Notwithstanding the foregoing, no such amendment (A) may change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under any Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary thereunder, without the consent of such Mortgage Loan Seller or (B) materially and adversely affects the holders of a Companion Loan without such Companion Holder's consent.

The Pooling and Servicing Agreement may also be amended from time to time by the parties thereto with the consent of the Holders of Certificates of each Class affected by such amendment evidencing in the aggregate not less than 51% of the aggregate Percentage Interests constituting the Class for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Pooling and Servicing Agreement or of modifying in any manner the rights of the Holders of Certificates of such Class; provided, however, that no such amendment shall:

(i) reduce in any manner the amount of, or delay the timing of, payments received on the Mortgage Loans or the Trust Subordinate Companion Loan that are required to be distributed on a Certificate of any Class without the consent of the Holder of the Certificate or which are required to be distributed to a Companion Holder without the consent of such Companion Holder; or

(ii) reduce the aforesaid percentage of Certificates of any Class the Holders of which are required to consent to any such amendment or remove the requirement to obtain consent of any Companion Holder or Holder of [LOAN SPECIFIC CLASS] Certificates, in any such case without the consent of the Holders of all Certificates of such Class then outstanding or such Companion Holders, as applicable; or

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(iii)   adversely affect the Voting Rights of any Class of Certificates without the consent of the Holders of all Certificates of such Class then outstanding; or

(iv)   change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under such Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary under the Pooling and Servicing Agreement, without the consent of such Mortgage Loan Seller; or

(v)   amend the Servicing Standard without the consent of 100% of the Certificateholders or receipt of Rating Agency Confirmation from each Rating Agency and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates pursuant to Section 3.27 of the Pooling and Servicing Agreement) and, if required under the related Intercreditor Agreement, the consent of the holder of any AB Subordinate Companion Loan for each Serviced AB Whole Loan.

Further, notwithstanding the foregoing, none of the Operating Advisor, the Trustee, the Certificate Administrator, the Depositor, the Master Servicer, the Asset Representations Reviewer nor the Special Servicer will be required to consent to any amendment to the Pooling and Servicing Agreement without having first received an Opinion of Counsel (at the Issuing Entity's expense) to the effect that such amendment is permitted under the Pooling and Servicing Agreement and that such amendment or the exercise of any power granted to the Master Servicer, the Special Servicer, the Depositor, the Trustee, the Certificate Administrator, the Asset Representations Reviewer or any other specified person in accordance with such amendment will not result in the imposition of a tax on any portion of the Issuing Entity or any Trust REMIC, or cause any Trust REMIC to fail to qualify as a REMIC or cause the Grantor Trust to fail to qualify as a grantor trust under the relevant provisions of the Code. Furthermore, no amendment to the Pooling and Servicing Agreement may be made that changes in any material respect to the rights of the [LOAN SPECIFIC CLASS] Certificates without the consent of such Class and no amendment to the Pooling and Servicing Agreement may be made that changes any provisions specifically required to be included in the Pooling and Servicing Agreement by the [LOAN SPECIFIC] Intercreditor Agreement without the consent of the holder of the related Non-Serviced Pari Passu Companion Loan(s).

The Holders of the majority of the Controlling Class, the Special Servicer, the Master Servicer or the Holders of the Class R Certificates may, in that order of priority, at their option, upon 60 days' prior notice given to the Trustee, the Certificate Administrator and each of the other parties to the Pooling and Servicing Agreement, purchase all of the Mortgage Loans (for the avoidance of doubt, excluding the Trust Subordinate Companion Loan) (and all property acquired through exercise of remedies in respect of any related Mortgage Loan) and the Issuing Entity's portion of each REO Property (other than any portion related to the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) remaining in the Issuing Entity, and thereby effect termination of the Issuing Entity and early retirement of the then-outstanding Certificates, on or after the first Distribution Date on which the aggregate Stated Principal Balances of the Mortgage Loans and the Issuing Entity's portion of any REO Loans remaining in the Issuing Entity is less than [_____].

Following the date on which the [APPLICABLE CLASSES] Certificates are retired (and provided that there is only one Holder (or multiple Holders acting in unanimity) of the then-outstanding Certificates (other than the [LOAN SPECIFIC CLASS], Class [ARD] and Class R Certificates)), the Sole Certificateholder may, at its option exchange (subject to the Master Servicer's consent) all of its Certificates (other than the [LOAN SPECIFIC CLASS], Class [ARD] and Class R Certificates) for all of the Mortgage Loans (for the avoidance of doubt, excluding the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) and the Issuing Entity's portion of each REO Property (other than any portion related to the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) remaining in the Issuing Entity pursuant to the terms of the Pooling and Servicing Agreement. If the Trust Subordinate Companion Loan is the sole remaining asset of the Issuing Entity, the Holders of the [LOAN SPECIFIC CLASS] Certificates may exchange their Certificates for the Trust Subordinate Companion Loan and terminate the Issuing Entity pursuant to the terms of the Pooling and Servicing Agreement.

The obligations created by the Pooling and Servicing Agreement and the Issuing Entity created thereby (other than the obligation of the Certificate Administrator to make payments to Certificateholders as provided for in the Pooling and Servicing Agreement), shall terminate upon reduction of the Certificate Balances of all the Certificates to zero (including, without limitation, any such final payment resulting from a termination of the Issuing Entity due to a sale of its property) pursuant to the terms of the Pooling and Servicing Agreement. In no event, however, will the Trust created by the Pooling and Servicing Agreement continue beyond the expiration of 21 years from the death of the last survivor of the descendants of Joseph P. Kennedy, the late Ambassador of the United States to the Court of St. James, living on the date hereof.

Unless the certificate of authentication hereon has been executed by the Authenticating Agent, by manual signature, this Certificate shall not be entitled to any benefit under the Pooling and Servicing Agreement or be valid for any purpose. The Certificate Registrar has executed this Certificate on behalf of the Issuing Entity as Certificate Registrar under the Pooling and Servicing Agreement and makes no representation or warranty as to any of the statements contained herein or the validity or sufficiency of the Certificates or the Mortgage Loans.

THIS CERTIFICATE AND THE POOLING AND SERVICING AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH, AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES APPLIED IN NEW YORK.

IN WITNESS WHEREOF, the Certificate Registrar has caused this Certificate to be duly executed under this official seal.

[CERTIFICATE REGISTRAR], not in its individual capacity but solely as Certificate Registrar under the Pooling and Servicing Agreement

By: _____
    AUTHORIZED SIGNATORY

Dated: [_____], 20[__]


CERTIFICATE OF AUTHENTICATION


THIS IS ONE OF THE [CLASS X-NR] CERTIFICATES REFERRED TO IN THE WITHIN-MENTIONED POOLING AND SERVICING AGREEMENT.

[AUTHENTICATING AGENT], as Authenticating Agent

By: _____
    AUTHORIZED SIGNATORY


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ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM	-	as tenant in common	UNIF GIFT MIN ACT _____ Custodian	
TEN ENT	-	as tenants by the entireties	(Cust)	
JT TEN	-	as joint tenants with rights of survivorship and not as tenants in common	Under Uniform Gifts to Minors Act _____ (State)	

Additional abbreviations may also be used though not in the above list.

FORM OF TRANSFER

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto _____

_____
(Please insert Social Security or other identifying number of Assignee)

_____
(Please print or typewrite name and address of assignee)

the within Certificate and does hereby or irrevocably constitute and appoint to transfer the said Certificate in the Certificate register of the within-named Trust, with full power of substitution in the premises.

Dated: _____

NOTICE: The signature to this assignment must correspond with the name as written upon the face of this Certificate in every particular without alteration or enlargement or any change whatever.

_____
SIGNATURE GUARANTEED

The signature must be guaranteed by a commercial bank or trust company or by a member firm of the New York Stock Exchange or another national securities exchange. Notarized or witnessed signatures are not acceptable.

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DISTRIBUTION INSTRUCTIONS

The assignee should include the following for purposes of distribution:

Distributions shall be made, by wire transfer or otherwise, in immediately available funds to _____ for the account of _____ account number _____ or, if mailed by check, to _____. Statements should be mailed to _____. This information is provided by assignee named above, or _____, as its agent.

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FORM OF [CLASS A-S] CERTIFICATE

[CLASS A-S]

[ISSUING ENTITY]

COMMERCIAL MORTGAGE PASS-THROUGH CERTIFICATES

[SERIES], [CLASS A-S]

[UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE CERTIFICATE REGISTRAR FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.][1]

[TRANSFERS OF THIS BOOK-ENTRY CERTIFICATE SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF DTC OR A SUCCESSOR THEREOF OR SUCH SUCCESSOR'S NOMINEE, AND TRANSFERS OF BENEFICIAL INTERESTS IN THIS BOOK-ENTRY CERTIFICATE SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE POOLING AND SERVICING AGREEMENT REFERRED TO BELOW.][2]

THIS CERTIFICATE DOES NOT REPRESENT AN INTEREST IN OR OBLIGATION OF THE DEPOSITOR, THE SPONSORS, THE MASTER SERVICER, THE SPECIAL SERVICER, THE TRUSTEE, THE CERTIFICATE ADMINISTRATOR, THE OPERATING ADVISOR, THE ASSET REPRESENTATIONS REVIEWER, THE UNDERWRITERS, THE MORTGAGE LOAN SELLERS OR ANY OF THEIR RESPECTIVE AFFILIATES. NEITHER THIS CERTIFICATE NOR THE UNDERLYING MORTGAGE LOANS ARE INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OR INSTRUMENTALITY OR PRIVATE INSURER.

PRINCIPAL PAYMENTS IN RESPECT OF THIS CERTIFICATE ARE DISTRIBUTABLE AS SET FORTH IN THE POOLING AND SERVICING AGREEMENT. ACCORDINGLY, THE OUTSTANDING CERTIFICATE BALANCE OF THIS CERTIFICATE AT ANY TIME MAY BE LESS THAN THE INITIAL CERTIFICATE BALANCE SET FORTH BELOW.

IN ADDITION, SUBJECT TO THE CONDITIONS SET FORTH IN THE POOLING AND SERVICING AGREEMENT, THIS CERTIFICATE, TOGETHER WITH THE [CLASS B] AND [CLASS C] CERTIFICATES, MAY BE EXCHANGED, PURSUANT TO THE PROCEDURES SET FORTH IN THE POOLING AND SERVICING AGREEMENT, FOR THE Class [EC] CERTIFICATES.

THIS CERTIFICATE REPRESENTS A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT", AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G(a)(1) AND 860D OF THE CODE.

---

[1]   Legend required as long as DTC is the Depository under the Pooling and Servicing Agreement.

[2]   Book-Entry Certificate legend.

THE PORTION OF THE CERTIFICATE BALANCE OF THE CERTIFICATES EVIDENCED BY THIS CERTIFICATE WILL BE DECREASED BY THE PORTION OF PRINCIPAL DISTRIBUTIONS ON THE CERTIFICATES AND THE PORTION OF REALIZED LOSSES ALLOCABLE TO THIS CERTIFICATE AND WILL BE INCREASED BY RECOVERIES ON THE RELATED MORTGAGE LOANS FOR NONRECOVERABLE ADVANCES (PLUS INTEREST THEREON) THAT WERE PREVIOUSLY REIMBURSED FROM PRINCIPAL COLLECTIONS ON THE MORTGAGE LOANS THAT RESULTED IN A REDUCTION OF THE PRINCIPAL DISTRIBUTION AMOUNT. ACCORDINGLY, THE CERTIFICATE BALANCE OF THIS CERTIFICATE MAY BE LESS THAN THAT SET FORTH BELOW. ANYONE ACQUIRING THIS CERTIFICATE MAY ASCERTAIN ITS CURRENT CERTIFICATE BALANCE BY INQUIRY OF THE CERTIFICATE ADMINISTRATOR.

THIS CERTIFICATE IS SUBORDINATED TO THE [CLASS A-1, CLASS A-2, CLASS A-3, CLASS A-4, CLASS A-5, CLASS A-SB, CLASS X-A, CLASS X-B, CLASS X-C, CLASS X-D, CLASS X-E, CLASS X-F AND CLASS X-NR] CERTIFICATES AS AND TO THE EXTENT SET FORTH IN THE POOLING AND SERVICING AGREEMENT REFERRED TO HEREIN.

PASS-THROUGH RATE: [_____]%

DENOMINATION: $[   ]

DATE OF POOLING AND SERVICING
AGREEMENT: AS OF [_____], 20[__]

CUT-OFF DATE: AS SET FORTH IN THE
POOLING AND SERVICING AGREEMENT (AS
DEFINED HEREIN)

CLOSING DATE: [_____], 20[__]

FIRST DISTRIBUTION DATE:
[_____], 20[__]

APPROXIMATE AGGREGATE
CERTIFICATE BALANCE
OF THE [CLASS A-S] CERTIFICATES
AS OF THE CLOSING DATE: $[_____]
(REPRESENTS THE MAXIMUM PRINCIPAL
BALANCE OF THE [CLASS A-S] CERTIFICATES
THAT COULD BE ISSUED IN AN EXCHANGE)

MASTER SERVICER: [MASTER SERVICER]

SPECIAL SERVICER: [SPECIAL SERVICER]

TRUSTEE: [TRUSTEE]

CERTIFICATE ADMINISTRATOR: [CERTIFICATE
ADMINISTRATOR]

OPERATING ADVISOR: [OPERATING ADVISOR]

ASSET REPRESENTATIONS REVIEWER: [ASSET
REPRESENTATIONS REVIEWER]

CUSIP NO.: [   ]

ISIN NO.: [   ]

COMMON CODE NO.: [   ]

CERTIFICATE NO.: [A-S]-[_]

A-14-3

[CLASS A-S] CERTIFICATE

evidencing a beneficial ownership interest in a Trust Fund, consisting primarily of a pool of commercial mortgage loans (the "Mortgage Loans" (and a separate trust subordinate companion loan interest in a commercial mortgage loan)), all payments on or collections in respect of the Mortgage Loans and the Trust Subordinate Companion Loan due after the Cut-off Date, all REO Properties and revenues received in respect thereof, the mortgagee's rights under the insurance policies, any Assignment of Leases, and any guaranties or other collateral as security for the Mortgage Loans and such amounts as shall from time to time be held in the Collection Account, the Distribution Accounts, the Interest Reserve Account, the Gain-on-Sale Reserve Account and the REO Accounts, formed and sold by

BANC OF AMERICA MERRILL LYNCH COMMERCIAL MORTGAGE INC.

THIS CERTIFIES THAT CEDE & CO. is the registered owner of the interest evidenced by this Certificate in the [Class A-S] Certificates issued by the Issuing Entity created pursuant to the Pooling and Servicing Agreement, dated as of [_____], 20[__] (the "Pooling and Servicing Agreement"), among BANC OF AMERICA MERRILL LYNCH COMMERCIAL MORTGAGE INC. (hereinafter called the "Depositor", which term includes any successor entity under the Pooling and Servicing Agreement), the Trustee, the Master Servicer, the Special Servicer, the Certificate Administrator, the Asset Representations Reviewer and the Operating Advisor. A summary of certain of the pertinent provisions of the Pooling and Servicing Agreement is set forth hereafter. To the extent not defined herein, the capitalized terms used herein shall have the meanings assigned thereto in the Pooling and Servicing Agreement.

This Certificate is one of a duly authorized issue of Certificates designated as Certificates of the series specified on the face hereof (herein called the "Certificates") and representing an interest in the Class of Certificates specified on the face hereof equal to the quotient expressed as a percentage obtained by dividing the Denomination of this Certificate specified on the face hereof, by the aggregate initial Certificate Balance of the [Class A-S] Certificates. The Certificates are designated as the [ISSUING ENTITY], Commercial Mortgage Pass-Through Certificates, [SERIES] and are issued in the classes as specifically set forth in the Pooling and Servicing Agreement. The Certificates will evidence in the aggregate 100% of the beneficial ownership of the Issuing Entity.

This Certificate does not purport to summarize the Pooling and Servicing Agreement and reference is made to that agreement for information with respect to the interests, rights, benefits, obligations, proceeds, and duties evidenced hereby and the rights, duties and obligations of the Trustee and the Certificate Administrator. This Certificate is issued under and is subject to the terms, provisions and conditions of the Pooling and Servicing Agreement, to which Pooling and Servicing Agreement, as amended from time to time, the Certificateholder by virtue of the acceptance hereof assents and by which the Certificateholder is bound. In the case of any conflict between terms specified in this Certificate and terms specified in the Pooling and Servicing Agreement, the terms of the Pooling and Servicing Agreement shall govern.

This Certificate represents a "regular interest" in a "real estate mortgage investment conduit", as those terms are defined, respectively, in Sections 860G(a)(1) and 860D of the Internal Revenue Code of 1986, as amended. Each Holder of this Certificate, by acceptance hereof, agrees to treat, and take no action inconsistent with the treatment of, this Certificate in accordance with the preceding sentence for purposes of federal income taxes, state and local income and franchise taxes and other taxes imposed on or measured by income.

Pursuant to the terms of the Pooling and Servicing Agreement, the Certificate Administrator shall distribute to the Person in whose name this Certificate is registered as of the related Record Date, an amount equal to such Person's *pro rata* share (based on the Percentage Interest represented by this Certificate) of that portion of the aggregate amount of principal and interest then distributable, if any, allocable to the Class of Certificates of the same Class as this Certificate for such Distribution Date, all as more fully described in the Pooling and Servicing Agreement. Holders of this Certificate may be entitled to Yield Maintenance Charges as provided in the Pooling and Servicing Agreement. All sums distributable on this Certificate are payable in the coin or currency of the United States of America as at the time of payment is legal tender for the payment of public and private debts.

Interest on this Certificate will accrue (computed as if each year consisted of 360 days and each month consisted of 30 days) during the Interest Accrual Period relating to such Distribution Date at the [Class A-S]

A-14-4

Pass-Through Rate specified above on the Certificate Balance of this Certificate immediately prior to each Distribution Date. Principal and interest allocated to this Certificate on any Distribution Date will be in an amount equal to this Certificate's *pro rata* share of the Available Funds to be distributed on the Certificates of this Class as of such Distribution Date, with a final distribution to be made upon retirement of this Certificate as set forth in the Pooling and Servicing Agreement.

Realized Losses and certain other amounts on the Mortgage Loans shall be allocated on the applicable Distribution Date to Certificateholders in the manner set forth in the Pooling and Servicing Agreement. All Realized Losses on the Mortgage Loans allocated to any Class of Certificates will be allocated *pro rata* among the outstanding Certificates of such Class.

This Certificate is limited in right of payment to, among other things, certain collections and recoveries respecting the Mortgage Loans, all as more specifically set forth in the Pooling and Servicing Agreement. As provided in the Pooling and Servicing Agreement, the Collection Account and the Distribution Accounts will be held on behalf of the Trustee on behalf of the Holders of Certificates specified in the Pooling and Servicing Agreement and the Master Servicer (with respect to the Collection Account) or the Certificate Administrator (with respect to the Distribution Accounts) will be authorized to make withdrawals therefrom. Amounts on deposit in such accounts may be invested in Permitted Investments. Interest or other investment income earned on funds in the Collection Account will be paid to the Master Servicer as set forth in the Pooling and Servicing Agreement. As provided in the Pooling and Servicing Agreement, withdrawals from the Collection Account shall be made from time to time for purposes other than distributions to Certificateholders, such purposes including reimbursement of certain expenses incurred with respect to the servicing of the Mortgage Loans and the Trust Subordinate Companion Loan and administration of the Issuing Entity.

All distributions under the Pooling and Servicing Agreement to a Class of Certificates shall be made on each Distribution Date (other than the final distribution on any Certificate) to Certificateholders of record on the related Record Date by check mailed to the address set forth therefor in the Certificate Register or, provided that such Certificateholder has provided the Certificate Administrator with wire instructions in writing at least five Business Days prior to the related Record Date, by wire transfer of immediately available funds to the account of such Certificateholder at a bank or other entity having appropriate facilities therefor. The final distribution on this Certificate (determined without regard to any possible future reimbursement of Realized Losses previously allocated to this Certificate) shall be made in like manner, but only upon presentment and surrender of this Certificate at the offices of the Certificate Registrar or such other location specified in the notice to Certificateholders of such final distribution.

Any funds not distributed on the final Distribution Date because of the failure of Certificateholders to tender their Certificates shall be set aside and held uninvested in trust and credited to the account or accounts of the appropriate non-tendering Holder or Holders. If any Certificates as to which notice has been posted pursuant to Section 4.01(i) of the Pooling and Servicing Agreement shall not have been surrendered for cancellation within six months after the time specified in such notice, the Certificate Administrator shall mail a second notice to the remaining non-tendering Certificateholders to surrender their Certificates for cancellation in order to receive the final distribution with respect thereto. If within one year after the second notice all such Certificates shall not have been surrendered for cancellation, the Certificate Administrator shall, directly or through an agent, take steps to contact the remaining non-tendering Certificateholders concerning surrender of their Certificates as it shall deem appropriate. The costs and expenses of holding such funds in trust and of contacting such Certificateholders following the first anniversary of the delivery of such second notice to the non-tendering Certificateholders shall be paid out of such funds. No interest shall accrue or be payable to any Certificateholder on any amount held in trust as a result of such Certificateholder's failure to surrender its Certificate(s) for final payment thereof in accordance with Section 4.01(i) of the Pooling and Servicing Agreement.

As provided in the Pooling and Servicing Agreement and subject to certain limitations therein set forth, the transfer of this Certificate is registerable in the Certificate Register only upon surrender of this Certificate for registration of transfer at the office of the Certificate Registrar or at the office of its transfer agent, duly endorsed by, or accompanied by an assignment in the form below or other written instrument of transfer in form satisfactory to the Certificate Registrar duly executed by the Holder hereof or such Holder's attorney-in-fact duly authorized in writing, and thereupon one or more new Certificates of the same Class in authorized Denominations will be issued to the designated transferee or transferees.

A-14-5

Subject to the terms of the Pooling and Servicing Agreement, the [Class A-S] Certificates will be issued in book-entry form through the facilities of DTC in minimum denominations of $[_____], and in integral multiples of $[_] in excess thereof, with one Certificate of each such Class evidencing an additional amount equal to the remainder of the initial Certificate Balance of such Class.

In addition, subject to the conditions set forth in the Pooling and Servicing Agreement, this Certificate, together with the [Class B] and [Class C] Certificates, may be exchanged, pursuant to the procedures set forth in the Pooling and Servicing Agreement, for the Class [EC] Certificates.

No fee or service charge shall be imposed by the Certificate Registrar for its services in respect of any registration of transfer or exchange referred to in Section 5.03 of the Pooling and Servicing Agreement. In connection with any transfer to an Institutional Accredited Investor, the Transferor shall reimburse the Issuing Entity for any costs (including the cost of the Certificate Registrar's counsel's review of the documents and any legal opinions, submitted by the transferor or transferee to the Certificate Registrar as provided in Section 5.03 of the Pooling and Servicing Agreement) incurred by the Certificate Registrar in connection with such transfer. The Certificate Registrar may require payment by each transferor of a sum sufficient to cover any tax, expense or other governmental charge payable in connection with any such transfer or exchange.

The Trustee, the Certificate Administrator, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer and the Certificate Registrar and any of their agents may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and neither the Trustee, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Registrar nor any such agents shall be affected by any notice to the contrary.

The Pooling and Servicing Agreement may be amended from time to time by the parties thereto, without the consent of any of the Certificateholders or the Companion Holders:

(i)   to correct any defect or ambiguity in the Pooling and Servicing Agreement in order to address any manifest error in any provision of the Pooling and Servicing Agreement;

(ii)   to cause the provisions in the Pooling and Servicing Agreement to conform or be consistent with or in furtherance of the statements made in the Prospectus with respect to the Certificates, the Issuing Entity or the Pooling and Servicing Agreement or to correct or supplement any of its provisions which may be inconsistent with any other provisions therein or to correct any error;

(iii)   to change the timing and/or nature of deposits in the Collection Account, the Distribution Accounts or any REO Account; provided that (a) the Master Servicer Remittance Date shall in no event be later than the Business Day prior to the related Distribution Date and (b) such change shall not adversely affect in any material respect the interests of any Certificateholder, as evidenced in writing by an Opinion of Counsel at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each Rating Agency with respect to such amendment;

(iv)   to amend any provision of the Pooling and Servicing Agreement to the extent necessary or desirable to maintain the status of each REMIC (or any grantor trust portion of the Issuing Entity) for the purposes of federal income tax law (or comparable provisions of state income tax law);

(v)   to modify, eliminate or add to the provisions of Section 5.03(n) of the Pooling and Servicing Agreement or any other provision of the Pooling and Servicing Agreement restricting transfer of the Class R Certificates; provided the Depositor has determined that such change shall not, as evidenced by an Opinion of Counsel, cause the Issuing Entity, any Trust REMIC or any of the Certificateholders (other than the Transferor) to be subject to a federal tax caused by a Transfer to a Person that is a Disqualified Organization or a Non-U.S. Tax Person;

(vi)   to amend any provision of the Pooling and Servicing Agreement to the extent necessary or desirable to list the Certificates on a stock exchange, including, without limitation, the appointment of

A-14-6

one or more sub-certificate administrators and the requirement that certain information be delivered to such sub-certificate administrators;

(vii)   to make any other provisions with respect to matters or questions arising under or with respect to the Pooling and Servicing Agreement not inconsistent with the provisions therein;

(viii)   to modify, alter, amend, add or to rescind any of the provisions contained in the Pooling and Servicing Agreement if and to the extent necessary to comply with any rules or regulations promulgated, or any guidance provided with respect to Rule 15Ga-1 under the Exchange Act, by the SEC from time to time;

(ix)   to modify the provisions of Sections 3.05 and 3.17 of the Pooling and Servicing Agreement (with respect to reimbursement of Nonrecoverable Advances and Workout-Delayed Reimbursement Amounts) if (a) the Depositor, the Master Servicer, the Trustee and, for so long as a Control Event has not occurred and is not continuing, the Directing Certificateholder, determine that the commercial mortgage backed securities industry standard for such provisions has changed, in order to conform to such industry standard, (b) each Rating Agency shall have been provided with a Rating Agency Communication with respect to such modification, and (c) if no Control Termination Event or Consultation Termination Event has occurred and is continuing, the Directing Certificateholder consents to such modification;

(x)   to modify the procedures of the Pooling and Servicing Agreement relating to compliance with Rule 17g-5 of the Exchange Act; provided that if such modification materially increases the obligations of the Trustee, the Certificate Administrator, the Custodian, the Asset Representations Reviewer, the 17g-5 Information Provider, the Operating Advisor, the Depositor, the Master Servicer or the Special Servicer, then the consent of such party will be required;

(xi)   in the event of a TIA Applicability Determination, to modify, eliminate or add to the provisions of the Pooling and Servicing Agreement to such extent as shall be necessary to (A) effect the qualification of the Pooling and Servicing Agreement under the TIA or under any similar federal statute hereafter enacted and to add to the Pooling and Servicing Agreement such other provisions as may be expressly required by the TIA, and (B) modify such other provisions as are necessary to conform the Pooling and Servicing Agreement and be consistent with the modifications made pursuant to the preceding clause (A); provided that any amendment pursuant to this clause (xi) shall be at the sole cost and expense of the Depositor; and

(xii)   any other amendment which does not adversely affect in any material respect the interests of any Certificateholder (unless such Certificateholder consents).

Notwithstanding the foregoing, no such amendment (A) may change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under any Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary thereunder, without the consent of such Mortgage Loan Seller or (B) materially and adversely affects the holders of a Companion Loan without such Companion Holder's consent.

The Pooling and Servicing Agreement may also be amended from time to time by the parties thereto with the consent of the Holders of Certificates of each Class affected by such amendment evidencing in the aggregate not less than 51% of the aggregate Percentage Interests constituting the Class for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Pooling and Servicing Agreement or of modifying in any manner the rights of the Holders of Certificates of such Class; provided, however, that no such amendment shall:

reduce in any manner the amount of, or delay the timing of, payments received on the Mortgage Loans or the Trust Subordinate Companion Loan that are required to be distributed on a Certificate of any Class without the consent of the Holder of the Certificate or which are required to be distributed to a Companion Holder without the consent of such Companion Holder; or

(i) reduce the aforesaid percentage of Certificates of any Class the Holders of which are required to consent to any such amendment or remove the requirement to obtain consent of any Companion Holder or Holder of [LOAN SPECIFIC CLASS] Certificates, in any such case without the consent of the Holders of all Certificates of such Class then outstanding or such Companion Holders, as applicable; or

(ii) adversely affect the Voting Rights of any Class of Certificates without the consent of the Holders of all Certificates of such Class then outstanding; or

(iii) change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under such Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary under the Pooling and Servicing Agreement, without the consent of such Mortgage Loan Seller; or

(iv) amend the Servicing Standard without the consent of 100% of the Certificateholders or receipt of Rating Agency Confirmation from each Rating Agency and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates pursuant to Section 3.27 of the Pooling and Servicing Agreement) and, if required under the related Intercreditor Agreement, the consent of the holder of any AB Subordinate Companion Loan for each Serviced AB Whole Loan.

Further, notwithstanding the foregoing, none of the Operating Advisor, the Trustee, the Certificate Administrator, the Depositor, the Master Servicer, the Asset Representations Reviewer nor the Special Servicer will be required to consent to any amendment to the Pooling and Servicing Agreement without having first received an Opinion of Counsel (at the Issuing Entity's expense) to the effect that such amendment is permitted under the Pooling and Servicing Agreement and that such amendment or the exercise of any power granted to the Master Servicer, the Special Servicer, the Depositor, the Trustee, the Certificate Administrator, the Asset Representations Reviewer or any other specified person in accordance with such amendment will not result in the imposition of a tax on any portion of the Issuing Entity or any Trust REMIC, or cause any Trust REMIC to fail to qualify as a REMIC or cause the Grantor Trust to fail to qualify as a grantor trust under the relevant provisions of the Code. Furthermore, no amendment to the Pooling and Servicing Agreement may be made that changes in any material respect to the rights of the [LOAN SPECIFIC CLASS] Certificates without the consent of such Class and no amendment to the Pooling and Servicing Agreement may be made that changes any provisions specifically required to be included in the Pooling and Servicing Agreement by the [LOAN SPECIFIC] Intercreditor Agreement without the consent of the holder of the related Non-Serviced Pari Passu Companion Loan(s).

The Holders of the majority of the Controlling Class, the Special Servicer, the Master Servicer or the Holders of the Class R Certificates may, in that order of priority, at their option, upon 60 days' prior notice given to the Trustee, the Certificate Administrator and each of the other parties to the Pooling and Servicing Agreement, purchase all of the Mortgage Loans (for the avoidance of doubt, excluding the Trust Subordinate Companion Loan) (and all property acquired through exercise of remedies in respect of any related Mortgage Loan) and the Issuing Entity's portion of each REO Property (other than any portion related to the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) remaining in the Issuing Entity, and thereby effect termination of the Issuing Entity and early retirement of the then-outstanding Certificates, on or after the first Distribution Date on which the aggregate Stated Principal Balances of the Mortgage Loans and the Issuing Entity's portion of any REO Loans remaining in the Issuing Entity is less than [_____].

Following the date on which the [APPLICABLE CLASSES] Certificates are retired (and provided that there is only one Holder (or multiple Holders acting in unanimity) of the then-outstanding Certificates (other than the [LOAN SPECIFIC CLASS], Class [ARD] and Class R Certificates)), the Sole Certificateholder may, at its option exchange (subject to the Master Servicer's consent) all of its Certificates (other than the [LOAN SPECIFIC CLASS], Class [ARD] and Class R Certificates) for all of the Mortgage Loans (for the avoidance of doubt, excluding the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) and the Issuing Entity's portion of each REO Property (other than any portion related to the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing

Entity) remaining in the Issuing Entity pursuant to the terms of the Pooling and Servicing Agreement. If the Trust Subordinate Companion Loan is the sole remaining asset of the Issuing Entity, the Holders of the [LOAN SPECIFIC CLASS] Certificates may exchange their Certificates for the Trust Subordinate Companion Loan and terminate the Issuing Entity pursuant to the terms of the Pooling and Servicing Agreement.

The obligations created by the Pooling and Servicing Agreement and the Issuing Entity created thereby (other than the obligation of the Certificate Administrator to make payments to Certificateholders as provided for in the Pooling and Servicing Agreement), shall terminate upon reduction of the Certificate Balances of all the Certificates to zero (including, without limitation, any such final payment resulting from a termination of the Issuing Entity due to a sale of its property) pursuant to the terms of the Pooling and Servicing Agreement. In no event, however, will the Trust created by the Pooling and Servicing Agreement continue beyond the expiration of 21 years from the death of the last survivor of the descendants of Joseph P. Kennedy, the late Ambassador of the United States to the Court of St. James, living on the date hereof.

Unless the certificate of authentication hereon has been executed by the Authenticating Agent, by manual signature, this Certificate shall not be entitled to any benefit under the Pooling and Servicing Agreement or be valid for any purpose. The Certificate Registrar has executed this Certificate on behalf of the Issuing Entity as Certificate Registrar under the Pooling and Servicing Agreement and makes no representation or warranty as to any of the statements contained herein or the validity or sufficiency of the Certificates or the Mortgage Loans.

THIS CERTIFICATE AND THE POOLING AND SERVICING AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH, AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES APPLIED IN NEW YORK.

A-14-9

IN WITNESS WHEREOF, the Certificate Registrar has caused this Certificate to be duly executed under this official seal.


[CERTIFICATE REGISTRAR], not in its individual capacity but solely as Certificate Registrar under the Pooling and Servicing Agreement


By: _____

    AUTHORIZED SIGNATORY

Dated: [_____], 20[__]


CERTIFICATE OF AUTHENTICATION


THIS IS ONE OF THE [CLASS A-S] CERTIFICATES REFERRED TO IN THE WITHIN-MENTIONED POOLING AND SERVICING AGREEMENT.


[AUTHENTICATING AGENT], as Authenticating Agent


By: _____

    AUTHORIZED SIGNATORY

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM	-	as tenant in common	UNIF GIFT MIN ACT _____ Custodian	
TEN ENT	-	as tenants by the entireties	(Cust)	
JT TEN	-	as joint tenants with rights of survivorship and not as tenants in common	Under Uniform Gifts to Minors Act _____ (State)	

Additional abbreviations may also be used though not in the above list.

FORM OF TRANSFER

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto _____

_____
(Please insert Social Security or other identifying number of Assignee)

_____
(Please print or typewrite name and address of assignee)

the within Certificate and does hereby or irrevocably constitute and appoint to transfer the said Certificate in the Certificate register of the within-named Trust, with full power of substitution in the premises.

Dated: _____

NOTICE: The signature to this assignment must correspond with the name as written upon the face of this Certificate in every particular without alteration or enlargement or any change whatever.

_____
SIGNATURE GUARANTEED

The signature must be guaranteed by a commercial bank or trust company or by a member firm of the New York Stock Exchange or another national securities exchange. Notarized or witnessed signatures are not acceptable.

A-14-11

DISTRIBUTION INSTRUCTIONS

The assignee should include the following for purposes of distribution:

Distributions shall be made, by wire transfer or otherwise, in immediately available funds to _____ for the account of _____ account number _____ or, if mailed by check, to _____. Statements should be mailed to _____. This information is provided by assignee named above, or _____, as its agent.

A-14-12

FORM OF [CLASS B] CERTIFICATE

[CLASS B]

[ISSUING ENTITY]

COMMERCIAL MORTGAGE PASS-THROUGH CERTIFICATES

[SERIES], [CLASS B]

[UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE CERTIFICATE REGISTRAR FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.][1]

[TRANSFERS OF THIS BOOK-ENTRY CERTIFICATE SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF DTC OR A SUCCESSOR THEREOF OR SUCH SUCCESSOR'S NOMINEE, AND TRANSFERS OF BENEFICIAL INTERESTS IN THIS BOOK-ENTRY CERTIFICATE SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE POOLING AND SERVICING AGREEMENT REFERRED TO BELOW.][2]

THIS CERTIFICATE DOES NOT REPRESENT AN INTEREST IN OR OBLIGATION OF THE DEPOSITOR, THE SPONSORS, THE MASTER SERVICER, THE SPECIAL SERVICER, THE TRUSTEE, THE CERTIFICATE ADMINISTRATOR, THE OPERATING ADVISOR, THE ASSET REPRESENTATIONS REVIEWER, THE UNDERWRITERS, THE MORTGAGE LOAN SELLERS OR ANY OF THEIR RESPECTIVE AFFILIATES. NEITHER THIS CERTIFICATE NOR THE UNDERLYING MORTGAGE LOANS ARE INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OR INSTRUMENTALITY OR PRIVATE INSURER.

PRINCIPAL PAYMENTS IN RESPECT OF THIS CERTIFICATE ARE DISTRIBUTABLE AS SET FORTH IN THE POOLING AND SERVICING AGREEMENT. ACCORDINGLY, THE OUTSTANDING CERTIFICATE BALANCE OF THIS CERTIFICATE AT ANY TIME MAY BE LESS THAN THE INITIAL CERTIFICATE BALANCE SET FORTH BELOW.

IN ADDITION, SUBJECT TO THE CONDITIONS SET FORTH IN THE POOLING AND SERVICING AGREEMENT, THIS CERTIFICATE, TOGETHER WITH THE [CLASS A-S] AND [CLASS C] CERTIFICATES, MAY BE EXCHANGED, PURSUANT TO THE PROCEDURES SET FORTH IN THE POOLING AND SERVICING AGREEMENT, FOR THE Class [EC] CERTIFICATES.

THIS CERTIFICATE REPRESENTS A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT", AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G(a)(1) AND 860D OF THE CODE.

---

[1] Legend required as long as DTC is the Depository under the Pooling and Servicing Agreement.

[2] Book-Entry Certificate legend.

THE PORTION OF THE CERTIFICATE BALANCE OF THE CERTIFICATES EVIDENCED BY THIS CERTIFICATE WILL BE DECREASED BY THE PORTION OF PRINCIPAL DISTRIBUTIONS ON THE CERTIFICATES AND THE PORTION OF REALIZED LOSSES ALLOCABLE TO THIS CERTIFICATE AND WILL BE INCREASED BY RECOVERIES ON THE RELATED MORTGAGE LOANS FOR NONRECOVERABLE ADVANCES (PLUS INTEREST THEREON) THAT WERE PREVIOUSLY REIMBURSED FROM PRINCIPAL COLLECTIONS ON THE MORTGAGE LOANS THAT RESULTED IN A REDUCTION OF THE PRINCIPAL DISTRIBUTION AMOUNT. ACCORDINGLY, THE CERTIFICATE BALANCE OF THIS CERTIFICATE MAY BE LESS THAN THAT SET FORTH BELOW. ANYONE ACQUIRING THIS CERTIFICATE MAY ASCERTAIN ITS CURRENT CERTIFICATE BALANCE BY INQUIRY OF THE CERTIFICATE ADMINISTRATOR.

THIS CERTIFICATE IS SUBORDINATED TO THE [CLASS A-1, CLASS A-2, CLASS A-3, CLASS A-4, CLASS A-5, CLASS A-SB, CLASS X-A, CLASS X-B, CLASS X-C, CLASS X-D, CLASS X-E, CLASS X-F, CLASS X-NR AND CLASS A-S] CERTIFICATES AS AND TO THE EXTENT SET FORTH IN THE POOLING AND SERVICING AGREEMENT REFERRED TO HEREIN.

A-15-2

PASS-THROUGH RATE: [_____]%

DENOMINATION: $[   ]

DATE OF POOLING AND SERVICING
AGREEMENT: AS OF [_____], 20[__]

CUT-OFF DATE: AS SET FORTH IN THE
POOLING AND SERVICING AGREEMENT (AS
DEFINED HEREIN)

CLOSING DATE: [_____], 20[__]

FIRST DISTRIBUTION DATE:
[_____], 20[__]

APPROXIMATE AGGREGATE
CERTIFICATE BALANCE
OF THE [CLASS B] CERTIFICATES
AS OF THE CLOSING DATE: $[_____]
(REPRESENTS THE MAXIMUM PRINCIPAL
BALANCE OF THE [CLASS B] CERTIFICATES
THAT COULD BE ISSUED IN AN EXCHANGE)

MASTER SERVICER: [MASTER SERVICER]

SPECIAL SERVICER: [SPECIAL SERVICER]

TRUSTEE: [TRUSTEE]

CERTIFICATE ADMINISTRATOR: [CERTIFICATE
ADMINISTRATOR]

OPERATING ADVISOR: [OPERATING ADVISOR]

ASSET REPRESENTATIONS REVIEWER: [ASSET
REPRESENTATIONS REVIEWER]

CUSIP NO.: [   ]

ISIN NO.: [   ]

COMMON CODE NO.: [   ]

CERTIFICATE NO.: [B]-[_]

A-15-3

[CLASS B] CERTIFICATE

evidencing a beneficial ownership interest in a Trust Fund, consisting primarily of a pool of commercial mortgage loans (the "Mortgage Loans" (and a separate trust subordinate companion loan interest in a commercial mortgage loan)), all payments on or collections in respect of the Mortgage Loans and the Trust Subordinate Companion Loan due after the Cut-off Date, all REO Properties and revenues received in respect thereof, the mortgagee's rights under the insurance policies, any Assignment of Leases, and any guaranties or other collateral as security for the Mortgage Loans and such amounts as shall from time to time be held in the Collection Account, the Distribution Accounts, the Interest Reserve Account, the Gain-on-Sale Reserve Account and the REO Accounts, formed and sold by

BANC OF AMERICA MERRILL LYNCH COMMERCIAL MORTGAGE INC.

THIS CERTIFIES THAT CEDE & CO. is the registered owner of the interest evidenced by this Certificate in the [Class B] Certificates issued by the Issuing Entity created pursuant to the Pooling and Servicing Agreement, dated as of [_____], 20[__] (the "Pooling and Servicing Agreement"), among BANC OF AMERICA MERRILL LYNCH COMMERCIAL MORTGAGE INC. (hereinafter called the "Depositor", which term includes any successor entity under the Pooling and Servicing Agreement), the Trustee, the Master Servicer, the Special Servicer, the Certificate Administrator, the Asset Representations Reviewer and the Operating Advisor. A summary of certain of the pertinent provisions of the Pooling and Servicing Agreement is set forth hereafter. To the extent not defined herein, the capitalized terms used herein shall have the meanings assigned thereto in the Pooling and Servicing Agreement.

This Certificate is one of a duly authorized issue of Certificates designated as Certificates of the series specified on the face hereof (herein called the "Certificates") and representing an interest in the Class of Certificates specified on the face hereof equal to the quotient expressed as a percentage obtained by dividing the Denomination of this Certificate specified on the face hereof, by the aggregate initial Certificate Balance of the [Class B] Certificates. The Certificates are designated as the [ISSUING ENTITY], Commercial Mortgage Pass-Through Certificates, [SERIES] and are issued in the classes as specifically set forth in the Pooling and Servicing Agreement. The Certificates will evidence in the aggregate 100% of the beneficial ownership of the Issuing Entity.

This Certificate does not purport to summarize the Pooling and Servicing Agreement and reference is made to that agreement for information with respect to the interests, rights, benefits, obligations, proceeds, and duties evidenced hereby and the rights, duties and obligations of the Trustee and the Certificate Administrator. This Certificate is issued under and is subject to the terms, provisions and conditions of the Pooling and Servicing Agreement, to which Pooling and Servicing Agreement, as amended from time to time, the Certificateholder by virtue of the acceptance hereof assents and by which the Certificateholder is bound. In the case of any conflict between terms specified in this Certificate and terms specified in the Pooling and Servicing Agreement, the terms of the Pooling and Servicing Agreement shall govern.

This Certificate represents a "regular interest" in a "real estate mortgage investment conduit", as those terms are defined, respectively, in Sections 860G(a)(1) and 860D of the Internal Revenue Code of 1986, as amended. Each Holder of this Certificate, by acceptance hereof, agrees to treat, and take no action inconsistent with the treatment of, this Certificate in accordance with the preceding sentence for purposes of federal income taxes, state and local income and franchise taxes and other taxes imposed on or measured by income.

Pursuant to the terms of the Pooling and Servicing Agreement, the Certificate Administrator shall distribute to the Person in whose name this Certificate is registered as of the related Record Date, an amount equal to such Person's *pro rata* share (based on the Percentage Interest represented by this Certificate) of that portion of the aggregate amount of principal and interest then distributable, if any, allocable to the Class of Certificates of the same Class as this Certificate for such Distribution Date, all as more fully described in the Pooling and Servicing Agreement. Holders of this Certificate may be entitled to Yield Maintenance Charges as provided in the Pooling and Servicing Agreement. All sums distributable on this Certificate are payable in the coin or currency of the United States of America as at the time of payment is legal tender for the payment of public and private debts.

Interest on this Certificate will accrue (computed as if each year consisted of 360 days and each month consisted of 30 days) during the Interest Accrual Period relating to such Distribution Date at the [Class B]

Pass-Through Rate specified above on the Certificate Balance of this Certificate immediately prior to each Distribution Date. Principal and interest allocated to this Certificate on any Distribution Date will be in an amount equal to this Certificate's *pro rata* share of the Available Funds to be distributed on the Certificates of this Class as of such Distribution Date, with a final distribution to be made upon retirement of this Certificate as set forth in the Pooling and Servicing Agreement.

Realized Losses and certain other amounts on the Mortgage Loans shall be allocated on the applicable Distribution Date to Certificateholders in the manner set forth in the Pooling and Servicing Agreement. All Realized Losses on the Mortgage Loans allocated to any Class of Certificates will be allocated *pro rata* among the outstanding Certificates of such Class.

This Certificate is limited in right of payment to, among other things, certain collections and recoveries respecting the Mortgage Loans, all as more specifically set forth in the Pooling and Servicing Agreement. As provided in the Pooling and Servicing Agreement, the Collection Account and the Distribution Accounts will be held on behalf of the Trustee on behalf of the Holders of Certificates specified in the Pooling and Servicing Agreement and the Master Servicer (with respect to the Collection Account) or the Certificate Administrator (with respect to the Distribution Accounts) will be authorized to make withdrawals therefrom. Amounts on deposit in such accounts may be invested in Permitted Investments. Interest or other investment income earned on funds in the Collection Account will be paid to the Master Servicer as set forth in the Pooling and Servicing Agreement. As provided in the Pooling and Servicing Agreement, withdrawals from the Collection Account shall be made from time to time for purposes other than distributions to Certificateholders, such purposes including reimbursement of certain expenses incurred with respect to the servicing of the Mortgage Loans and the Trust Subordinate Companion Loan and administration of the Issuing Entity.

All distributions under the Pooling and Servicing Agreement to a Class of Certificates shall be made on each Distribution Date (other than the final distribution on any Certificate) to Certificateholders of record on the related Record Date by check mailed to the address set forth therefor in the Certificate Register or, provided that such Certificateholder has provided the Certificate Administrator with wire instructions in writing at least five Business Days prior to the related Record Date, by wire transfer of immediately available funds to the account of such Certificateholder at a bank or other entity having appropriate facilities therefor. The final distribution on this Certificate (determined without regard to any possible future reimbursement of Realized Losses previously allocated to this Certificate) shall be made in like manner, but only upon presentment and surrender of this Certificate at the offices of the Certificate Registrar or such other location specified in the notice to Certificateholders of such final distribution.

Any funds not distributed on the final Distribution Date because of the failure of Certificateholders to tender their Certificates shall be set aside and held uninvested in trust and credited to the account or accounts of the appropriate non-tendering Holder or Holders. If any Certificates as to which notice has been posted pursuant to Section 4.01(i) of the Pooling and Servicing Agreement shall not have been surrendered for cancellation within six months after the time specified in such notice, the Certificate Administrator shall mail a second notice to the remaining non-tendering Certificateholders to surrender their Certificates for cancellation in order to receive the final distribution with respect thereto. If within one year after the second notice all such Certificates shall not have been surrendered for cancellation, the Certificate Administrator shall, directly or through an agent, take steps to contact the remaining non-tendering Certificateholders concerning surrender of their Certificates as it shall deem appropriate. The costs and expenses of holding such funds in trust and of contacting such Certificateholders following the first anniversary of the delivery of such second notice to the non-tendering Certificateholders shall be paid out of such funds. No interest shall accrue or be payable to any Certificateholder on any amount held in trust as a result of such Certificateholder's failure to surrender its Certificate(s) for final payment thereof in accordance with Section 4.01(i) of the Pooling and Servicing Agreement.

As provided in the Pooling and Servicing Agreement and subject to certain limitations therein set forth, the transfer of this Certificate is registerable in the Certificate Register only upon surrender of this Certificate for registration of transfer at the office of the Certificate Registrar or at the office of its transfer agent, duly endorsed by, or accompanied by an assignment in the form below or other written instrument of transfer in form satisfactory to the Certificate Registrar duly executed by the Holder hereof or such Holder's attorney-in-fact duly authorized in writing, and thereupon one or more new Certificates of the same Class in authorized Denominations will be issued to the designated transferee or transferees.

Subject to the terms of the Pooling and Servicing Agreement, the [Class B] Certificates will be issued in book-entry form through the facilities of DTC in minimum denominations of $[_____], and in integral multiples of $[_] in excess thereof, with one Certificate of each such Class evidencing an additional amount equal to the remainder of the initial Certificate Balance of such Class.

In addition, subject to the conditions set forth in the Pooling and Servicing Agreement, this Certificate, together with the [Class A-S] and [Class C] Certificates, may be exchanged, pursuant to the procedures set forth in the Pooling and Servicing Agreement, for the Class [EC] Certificates.

No fee or service charge shall be imposed by the Certificate Registrar for its services in respect of any registration of transfer or exchange referred to in Section 5.03 of the Pooling and Servicing Agreement. In connection with any transfer to an Institutional Accredited Investor, the Transferor shall reimburse the Issuing Entity for any costs (including the cost of the Certificate Registrar's counsel's review of the documents and any legal opinions, submitted by the transferor or transferee to the Certificate Registrar as provided in Section 5.03 of the Pooling and Servicing Agreement) incurred by the Certificate Registrar in connection with such transfer. The Certificate Registrar may require payment by each transferor of a sum sufficient to cover any tax, expense or other governmental charge payable in connection with any such transfer or exchange.

The Trustee, the Certificate Administrator, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer and the Certificate Registrar and any of their agents may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and neither the Trustee, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Registrar nor any such agents shall be affected by any notice to the contrary.

The Pooling and Servicing Agreement may be amended from time to time by the parties thereto, without the consent of any of the Certificateholders or the Companion Holders:

(i) to correct any defect or ambiguity in the Pooling and Servicing Agreement in order to address any manifest error in any provision of the Pooling and Servicing Agreement;

(ii) to cause the provisions in the Pooling and Servicing Agreement to conform or be consistent with or in furtherance of the statements made in the Prospectus with respect to the Certificates, the Issuing Entity or the Pooling and Servicing Agreement or to correct or supplement any of its provisions which may be inconsistent with any other provisions therein or to correct any error;

(iii) to change the timing and/or nature of deposits in the Collection Account, the Distribution Accounts or any REO Account; provided that (a) the Master Servicer Remittance Date shall in no event be later than the Business Day prior to the related Distribution Date and (b) such change shall not adversely affect in any material respect the interests of any Certificateholder, as evidenced in writing by an Opinion of Counsel at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each Rating Agency with respect to such amendment;

(iv) to amend any provision of the Pooling and Servicing Agreement to the extent necessary or desirable to maintain the status of each REMIC (or any grantor trust portion of the Issuing Entity) for the purposes of federal income tax law (or comparable provisions of state income tax law);

(v) to modify, eliminate or add to the provisions of Section 5.03(n) of the Pooling and Servicing Agreement or any other provision of the Pooling and Servicing Agreement restricting transfer of the Class R Certificates; provided the Depositor has determined that such change shall not, as evidenced by an Opinion of Counsel, cause the Issuing Entity, any Trust REMIC or any of the Certificateholders (other than the Transferor) to be subject to a federal tax caused by a Transfer to a Person that is a Disqualified Organization or a Non-U.S. Tax Person;

(vi) to amend any provision of the Pooling and Servicing Agreement to the extent necessary or desirable to list the Certificates on a stock exchange, including, without limitation, the appointment of

A-15-6

one or more sub-certificate administrators and the requirement that certain information be delivered to such sub-certificate administrators;

(vii)   to make any other provisions with respect to matters or questions arising under or with respect to the Pooling and Servicing Agreement not inconsistent with the provisions therein;

(viii)   to modify, alter, amend, add or to rescind any of the provisions contained in the Pooling and Servicing Agreement if and to the extent necessary to comply with any rules or regulations promulgated, or any guidance provided with respect to Rule 15Ga-1 under the Exchange Act, by the SEC from time to time;

(ix)   to modify the provisions of Sections 3.05 and 3.17 of the Pooling and Servicing Agreement (with respect to reimbursement of Nonrecoverable Advances and Workout-Delayed Reimbursement Amounts) if (a) the Depositor, the Master Servicer, the Trustee and, for so long as a Control Event has not occurred and is not continuing, the Directing Certificateholder, determine that the commercial mortgage backed securities industry standard for such provisions has changed, in order to conform to such industry standard, (b) each Rating Agency shall have been provided with a Rating Agency Communication with respect to such modification, and (c) if no Control Termination Event or Consultation Termination Event has occurred and is continuing, the Directing Certificateholder consents to such modification;

(x)   to modify the procedures of the Pooling and Servicing Agreement relating to compliance with Rule 17g-5 of the Exchange Act; provided that if such modification materially increases the obligations of the Trustee, the Certificate Administrator, the Custodian, the Asset Representations Reviewer, the 17g-5 Information Provider, the Operating Advisor, the Depositor, the Master Servicer or the Special Servicer, then the consent of such party will be required;

(xi)   in the event of a TIA Applicability Determination, to modify, eliminate or add to the provisions of the Pooling and Servicing Agreement to such extent as shall be necessary to (A) effect the qualification of the Pooling and Servicing Agreement under the TIA or under any similar federal statute hereafter enacted and to add to the Pooling and Servicing Agreement such other provisions as may be expressly required by the TIA, and (B) modify such other provisions as are necessary to conform the Pooling and Servicing Agreement and be consistent with the modifications made pursuant to the preceding clause (A); provided that any amendment pursuant to this clause (xi) shall be at the sole cost and expense of the Depositor; and

(xii)   any other amendment which does not adversely affect in any material respect the interests of any Certificateholder (unless such Certificateholder consents).

Notwithstanding the foregoing, no such amendment (A) may change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under any Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary thereunder, without the consent of such Mortgage Loan Seller or (B) materially and adversely affects the holders of a Companion Loan without such Companion Holder's consent.

The Pooling and Servicing Agreement may also be amended from time to time by the parties thereto with the consent of the Holders of Certificates of each Class affected by such amendment evidencing in the aggregate not less than 51% of the aggregate Percentage Interests constituting the Class for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Pooling and Servicing Agreement or of modifying in any manner the rights of the Holders of Certificates of such Class; provided, however, that no such amendment shall:

(i)   reduce in any manner the amount of, or delay the timing of, payments received on the Mortgage Loans or the Trust Subordinate Companion Loan that are required to be distributed on a Certificate of any Class without the consent of the Holder of the Certificate or which are required to be distributed to a Companion Holder without the consent of such Companion Holder; or

A-15-7

(ii)   reduce the aforesaid percentage of Certificates of any Class the Holders of which are required to consent to any such amendment or remove the requirement to obtain consent of any Companion Holder or Holder of [LOAN SPECIFIC CLASS] Certificates, in any such case without the consent of the Holders of all Certificates of such Class then outstanding or such Companion Holders, as applicable; or

(iii)   adversely affect the Voting Rights of any Class of Certificates without the consent of the Holders of all Certificates of such Class then outstanding; or

(iv)   change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under such Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary under the Pooling and Servicing Agreement, without the consent of such Mortgage Loan Seller; or

(v)   amend the Servicing Standard without the consent of 100% of the Certificateholders or receipt of Rating Agency Confirmation from each Rating Agency and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates pursuant to Section 3.27 of the Pooling and Servicing Agreement) and, if required under the related Intercreditor Agreement, the consent of the holder of any AB Subordinate Companion Loan for each Serviced AB Whole Loan.

Further, notwithstanding the foregoing, none of the Operating Advisor, the Trustee, the Certificate Administrator, the Depositor, the Master Servicer, the Asset Representations Reviewer nor the Special Servicer will be required to consent to any amendment to the Pooling and Servicing Agreement without having first received an Opinion of Counsel (at the Issuing Entity's expense) to the effect that such amendment is permitted under the Pooling and Servicing Agreement and that such amendment or the exercise of any power granted to the Master Servicer, the Special Servicer, the Depositor, the Trustee, the Certificate Administrator, the Asset Representations Reviewer or any other specified person in accordance with such amendment will not result in the imposition of a tax on any portion of the Issuing Entity or any Trust REMIC, or cause any Trust REMIC to fail to qualify as a REMIC or cause the Grantor Trust to fail to qualify as a grantor trust under the relevant provisions of the Code. Furthermore, no amendment to the Pooling and Servicing Agreement may be made that changes in any material respect to the rights of the [LOAN SPECIFIC CLASS] Certificates without the consent of such Class and no amendment to the Pooling and Servicing Agreement may be made that changes any provisions specifically required to be included in the Pooling and Servicing Agreement by the [LOAN SPECIFIC] Intercreditor Agreement without the consent of the holder of the related Non-Serviced Pari Passu Companion Loan(s).

The Holders of the majority of the Controlling Class, the Special Servicer, the Master Servicer or the Holders of the Class R Certificates may, in that order of priority, at their option, upon 60 days' prior notice given to the Trustee, the Certificate Administrator and each of the other parties to the Pooling and Servicing Agreement, purchase all of the Mortgage Loans (for the avoidance of doubt, excluding the Trust Subordinate Companion Loan) (and all property acquired through exercise of remedies in respect of any related Mortgage Loan) and the Issuing Entity's portion of each REO Property (other than any portion related to the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) remaining in the Issuing Entity, and thereby effect termination of the Issuing Entity and early retirement of the then-outstanding Certificates, on or after the first Distribution Date on which the aggregate Stated Principal Balances of the Mortgage Loans and the Issuing Entity's portion of any REO Loans remaining in the Issuing Entity is less than [_____].

Following the date on which the [APPLICABLE CLASSES] Certificates are retired (and provided that there is only one Holder (or multiple Holders acting in unanimity) of the then-outstanding Certificates (other than the [LOAN SPECIFIC CLASS], Class [ARD] and Class R Certificates)), the Sole Certificateholder may, at its option exchange (subject to the Master Servicer's consent) all of its Certificates (other than the [LOAN SPECIFIC CLASS], Class [ARD] and Class R Certificates) for all of the Mortgage Loans (for the avoidance of doubt, excluding the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) and the Issuing Entity's portion of each REO Property (other than any portion related to the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing

A-15-8

Entity) remaining in the Issuing Entity pursuant to the terms of the Pooling and Servicing Agreement. If the Trust Subordinate Companion Loan is the sole remaining asset of the Issuing Entity, the Holders of the [LOAN SPECIFIC CLASS] Certificates may exchange their Certificates for the Trust Subordinate Companion Loan and terminate the Issuing Entity pursuant to the terms of the Pooling and Servicing Agreement.

The obligations created by the Pooling and Servicing Agreement and the Issuing Entity created thereby (other than the obligation of the Certificate Administrator to make payments to Certificateholders as provided for in the Pooling and Servicing Agreement), shall terminate upon reduction of the Certificate Balances of all the Certificates to zero (including, without limitation, any such final payment resulting from a termination of the Issuing Entity due to a sale of its property) pursuant to the terms of the Pooling and Servicing Agreement. In no event, however, will the Trust created by the Pooling and Servicing Agreement continue beyond the expiration of 21 years from the death of the last survivor of the descendants of Joseph P. Kennedy, the late Ambassador of the United States to the Court of St. James, living on the date hereof.

Unless the certificate of authentication hereon has been executed by the Authenticating Agent, by manual signature, this Certificate shall not be entitled to any benefit under the Pooling and Servicing Agreement or be valid for any purpose. The Certificate Registrar has executed this Certificate on behalf of the Issuing Entity as Certificate Registrar under the Pooling and Servicing Agreement and makes no representation or warranty as to any of the statements contained herein or the validity or sufficiency of the Certificates or the Mortgage Loans.

THIS CERTIFICATE AND THE POOLING AND SERVICING AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH, AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES APPLIED IN NEW YORK.

A-15-9

IN WITNESS WHEREOF, the Certificate Registrar has caused this Certificate to be duly executed under this official seal.


[CERTIFICATE REGISTRAR], not in its individual capacity but solely as Certificate Registrar under the Pooling and Servicing Agreement


By: _____

AUTHORIZED SIGNATORY

Dated: [_____], 20[__]


CERTIFICATE OF AUTHENTICATION


THIS IS ONE OF THE [CLASS B] CERTIFICATES REFERRED TO IN THE WITHIN-MENTIONED POOLING AND SERVICING AGREEMENT.


[AUTHENTICATING AGENT], as Authenticating Agent


By: _____

AUTHORIZED SIGNATORY


A-15-10


ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM	-	as tenant in common	UNIF GIFT MIN ACT _____ Custodian
TEN ENT	-	as tenants by the entireties	(Cust)
JT TEN	-	as joint tenants with rights of survivorship and not as tenants in common	Under Uniform Gifts to Minors Act _____ (State)

Additional abbreviations may also be used though not in the above list.

FORM OF TRANSFER

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto _____

_____
(Please insert Social Security or other identifying number of Assignee)

_____
(Please print or typewrite name and address of assignee)

_____

the within Certificate and does hereby or irrevocably constitute and appoint to transfer the said Certificate in the Certificate register of the within-named Trust, with full power of substitution in the premises.

Dated: _____

NOTICE: The signature to this assignment must correspond with the name as written upon the face of this Certificate in every particular without alteration or enlargement or any change whatever.

_____
SIGNATURE GUARANTEED

The signature must be guaranteed by a commercial bank or trust company or by a member firm of the New York Stock Exchange or another national securities exchange. Notarized or witnessed signatures are not acceptable.

A-15-11

DISTRIBUTION INSTRUCTIONS

The assignee should include the following for purposes of distribution:

Distributions shall be made, by wire transfer or otherwise, in immediately available funds to _____ for the account of _____ account number _____ or, if mailed by check, to _____. Statements should be mailed to _____. This information is provided by assignee named above, or _____, as its agent.

FORM OF [CLASS C] CERTIFICATE

[CLASS C]

[ISSUING ENTITY]

COMMERCIAL MORTGAGE PASS-THROUGH CERTIFICATES

[SERIES], [CLASS C]

[UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("<u>DTC</u>"), TO THE CERTIFICATE REGISTRAR FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.][1]

[TRANSFERS OF THIS BOOK-ENTRY CERTIFICATE SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF DTC OR A SUCCESSOR THEREOF OR SUCH SUCCESSOR'S NOMINEE, AND TRANSFERS OF BENEFICIAL INTERESTS IN THIS BOOK-ENTRY CERTIFICATE SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE POOLING AND SERVICING AGREEMENT REFERRED TO BELOW.][2]

THIS CERTIFICATE DOES NOT REPRESENT AN INTEREST IN OR OBLIGATION OF THE DEPOSITOR, THE SPONSORS, THE MASTER SERVICER, THE SPECIAL SERVICER, THE TRUSTEE, THE CERTIFICATE ADMINISTRATOR, THE OPERATING ADVISOR, THE ASSET REPRESENTATIONS REVIEWER, THE UNDERWRITERS, THE MORTGAGE LOAN SELLERS OR ANY OF THEIR RESPECTIVE AFFILIATES. NEITHER THIS CERTIFICATE NOR THE UNDERLYING MORTGAGE LOANS ARE INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OR INSTRUMENTALITY OR PRIVATE INSURER.

PRINCIPAL PAYMENTS IN RESPECT OF THIS CERTIFICATE ARE DISTRIBUTABLE AS SET FORTH IN THE POOLING AND SERVICING AGREEMENT. ACCORDINGLY, THE OUTSTANDING CERTIFICATE BALANCE OF THIS CERTIFICATE AT ANY TIME MAY BE LESS THAN THE INITIAL CERTIFICATE BALANCE SET FORTH BELOW.

IN ADDITION, SUBJECT TO THE CONDITIONS SET FORTH IN THE POOLING AND SERVICING AGREEMENT, THIS CERTIFICATE, TOGETHER WITH THE [CLASS A-S] AND [CLASS B] CERTIFICATES, MAY BE EXCHANGED, PURSUANT TO THE PROCEDURES SET FORTH IN THE POOLING AND SERVICING AGREEMENT, FOR THE Class [EC] CERTIFICATES.

THIS CERTIFICATE REPRESENTS A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT", AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G(a)(1) AND 860D OF THE CODE.

---

[1]   Legend required as long as DTC is the Depository under the Pooling and Servicing Agreement.

[2]   Book-Entry Certificate legend.

THE PORTION OF THE CERTIFICATE BALANCE OF THE CERTIFICATES EVIDENCED BY THIS CERTIFICATE WILL BE DECREASED BY THE PORTION OF PRINCIPAL DISTRIBUTIONS ON THE CERTIFICATES AND THE PORTION OF REALIZED LOSSES ALLOCABLE TO THIS CERTIFICATE AND WILL BE INCREASED BY RECOVERIES ON THE RELATED MORTGAGE LOANS FOR NONRECOVERABLE ADVANCES (PLUS INTEREST THEREON) THAT WERE PREVIOUSLY REIMBURSED FROM PRINCIPAL COLLECTIONS ON THE MORTGAGE LOANS THAT RESULTED IN A REDUCTION OF THE PRINCIPAL DISTRIBUTION AMOUNT. ACCORDINGLY, THE CERTIFICATE BALANCE OF THIS CERTIFICATE MAY BE LESS THAN THAT SET FORTH BELOW. ANYONE ACQUIRING THIS CERTIFICATE MAY ASCERTAIN ITS CURRENT CERTIFICATE BALANCE BY INQUIRY OF THE CERTIFICATE ADMINISTRATOR.

THIS CERTIFICATE IS SUBORDINATED TO THE [CLASS A-1, CLASS A-2, CLASS A-3, CLASS A-4, CLASS A-5, CLASS A-SB, CLASS X-A, CLASS X-B, CLASS X-C, CLASS X-D, CLASS X-E, CLASS X-F, CLASS X-NR, CLASS A-S AND CLASS B] CERTIFICATES AS AND TO THE EXTENT SET FORTH IN THE POOLING AND SERVICING AGREEMENT REFERRED TO HEREIN.

A-16-2

PASS-THROUGH RATE: [_____]%

DENOMINATION: $[   ]

DATE OF POOLING AND SERVICING
AGREEMENT: AS OF [_____], 20[__]

CUT-OFF DATE: AS SET FORTH IN THE
POOLING AND SERVICING AGREEMENT (AS
DEFINED HEREIN)

CLOSING DATE: [_____], 20[__]

FIRST DISTRIBUTION DATE:
[_____], 20[__]

APPROXIMATE AGGREGATE
CERTIFICATE BALANCE
OF THE [CLASS C] CERTIFICATES
AS OF THE CLOSING DATE: $[_____]
(REPRESENTS THE MAXIMUM PRINCIPAL
BALANCE OF THE [CLASS C] CERTIFICATES
THAT COULD BE ISSUED IN AN EXCHANGE)

MASTER SERVICER: [MASTER SERVICER]

SPECIAL SERVICER: [SPECIAL SERVICER]

TRUSTEE: [TRUSTEE]

CERTIFICATE ADMINISTRATOR: [CERTIFICATE
ADMINISTRATOR]

OPERATING ADVISOR: [OPERATING ADVISOR]

ASSET REPRESENTATIONS REVIEWER: [ASSET
REPRESENTATIONS REVIEWER]

CUSIP NO.: [   ]

ISIN NO.: [   ]

COMMON CODE NO.: [   ]

CERTIFICATE NO.: [C]-[__]

A-16-3

[CLASS C] CERTIFICATE

evidencing a beneficial ownership interest in a Trust Fund, consisting primarily of a pool of commercial mortgage loans (the "Mortgage Loans" (and a separate trust subordinate companion loan interest in a commercial mortgage loan)), all payments on or collections in respect of the Mortgage Loans and the Trust Subordinate Companion Loan due after the Cut-off Date, all REO Properties and revenues received in respect thereof, the mortgagee's rights under the insurance policies, any Assignment of Leases, and any guaranties or other collateral as security for the Mortgage Loans and such amounts as shall from time to time be held in the Collection Account, the Distribution Accounts, the Interest Reserve Account, the Gain-on-Sale Reserve Account and the REO Accounts, formed and sold by

BANC OF AMERICA MERRILL LYNCH COMMERCIAL MORTGAGE INC.

THIS CERTIFIES THAT CEDE & CO. is the registered owner of the interest evidenced by this Certificate in the [Class C] Certificates issued by the Issuing Entity created pursuant to the Pooling and Servicing Agreement, dated as of [_____], 20[__] (the "Pooling and Servicing Agreement"), among BANC OF AMERICA MERRILL LYNCH COMMERCIAL MORTGAGE INC. (hereinafter called the "Depositor", which term includes any successor entity under the Pooling and Servicing Agreement), the Trustee, the Master Servicer, the Special Servicer, the Certificate Administrator, the Asset Representations Reviewer and the Operating Advisor. A summary of certain of the pertinent provisions of the Pooling and Servicing Agreement is set forth hereafter. To the extent not defined herein, the capitalized terms used herein shall have the meanings assigned thereto in the Pooling and Servicing Agreement.

This Certificate is one of a duly authorized issue of Certificates designated as Certificates of the series specified on the face hereof (herein called the "Certificates") and representing an interest in the Class of Certificates specified on the face hereof equal to the quotient expressed as a percentage obtained by dividing the Denomination of this Certificate specified on the face hereof, by the aggregate initial Certificate Balance of the [Class C] Certificates. The Certificates are designated as the [ISSUING ENTITY], Commercial Mortgage Pass-Through Certificates, [SERIES] and are issued in the classes as specifically set forth in the Pooling and Servicing Agreement. The Certificates will evidence in the aggregate 100% of the beneficial ownership of the Issuing Entity.

This Certificate does not purport to summarize the Pooling and Servicing Agreement and reference is made to that agreement for information with respect to the interests, rights, benefits, obligations, proceeds, and duties evidenced hereby and the rights, duties and obligations of the Trustee and the Certificate Administrator. This Certificate is issued under and is subject to the terms, provisions and conditions of the Pooling and Servicing Agreement, to which Pooling and Servicing Agreement, as amended from time to time, the Certificateholder by virtue of the acceptance hereof assents and by which the Certificateholder is bound. In the case of any conflict between terms specified in this Certificate and terms specified in the Pooling and Servicing Agreement, the terms of the Pooling and Servicing Agreement shall govern.

This Certificate represents a "regular interest" in a "real estate mortgage investment conduit", as those terms are defined, respectively, in Sections 860G(a)(1) and 860D of the Internal Revenue Code of 1986, as amended. Each Holder of this Certificate, by acceptance hereof, agrees to treat, and take no action inconsistent with the treatment of, this Certificate in accordance with the preceding sentence for purposes of federal income taxes, state and local income and franchise taxes and other taxes imposed on or measured by income.

Pursuant to the terms of the Pooling and Servicing Agreement, the Certificate Administrator shall distribute to the Person in whose name this Certificate is registered as of the related Record Date, an amount equal to such Person's *pro rata* share (based on the Percentage Interest represented by this Certificate) of that portion of the aggregate amount of principal and interest then distributable, if any, allocable to the Class of Certificates of the same Class as this Certificate for such Distribution Date, all as more fully described in the Pooling and Servicing Agreement. Holders of this Certificate may be entitled to Yield Maintenance Charges as provided in the Pooling and Servicing Agreement. All sums distributable on this Certificate are payable in the coin or currency of the United States of America as at the time of payment is legal tender for the payment of public and private debts.

Interest on this Certificate will accrue (computed as if each year consisted of 360 days and each month consisted of 30 days) during the Interest Accrual Period relating to such Distribution Date at the [Class C]

Pass-Through Rate specified above on the Certificate Balance of this Certificate immediately prior to each Distribution Date. Principal and interest allocated to this Certificate on any Distribution Date will be in an amount equal to this Certificate's *pro rata* share of the Available Funds to be distributed on the Certificates of this Class as of such Distribution Date, with a final distribution to be made upon retirement of this Certificate as set forth in the Pooling and Servicing Agreement.

Realized Losses and certain other amounts on the Mortgage Loans shall be allocated on the applicable Distribution Date to Certificateholders in the manner set forth in the Pooling and Servicing Agreement. All Realized Losses on the Mortgage Loans allocated to any Class of Certificates will be allocated *pro rata* among the outstanding Certificates of such Class.

This Certificate is limited in right of payment to, among other things, certain collections and recoveries respecting the Mortgage Loans, all as more specifically set forth in the Pooling and Servicing Agreement. As provided in the Pooling and Servicing Agreement, the Collection Account and the Distribution Accounts will be held on behalf of the Trustee on behalf of the Holders of Certificates specified in the Pooling and Servicing Agreement and the Master Servicer (with respect to the Collection Account) or the Certificate Administrator (with respect to the Distribution Accounts) will be authorized to make withdrawals therefrom. Amounts on deposit in such accounts may be invested in Permitted Investments. Interest or other investment income earned on funds in the Collection Account will be paid to the Master Servicer as set forth in the Pooling and Servicing Agreement. As provided in the Pooling and Servicing Agreement, withdrawals from the Collection Account shall be made from time to time for purposes other than distributions to Certificateholders, such purposes including reimbursement of certain expenses incurred with respect to the servicing of the Mortgage Loans and the Trust Subordinate Companion Loan and administration of the Issuing Entity.

All distributions under the Pooling and Servicing Agreement to a Class of Certificates shall be made on each Distribution Date (other than the final distribution on any Certificate) to Certificateholders of record on the related Record Date by check mailed to the address set forth therefor in the Certificate Register or, provided that such Certificateholder has provided the Certificate Administrator with wire instructions in writing at least five Business Days prior to the related Record Date, by wire transfer of immediately available funds to the account of such Certificateholder at a bank or other entity having appropriate facilities therefor. The final distribution on this Certificate (determined without regard to any possible future reimbursement of Realized Losses previously allocated to this Certificate) shall be made in like manner, but only upon presentment and surrender of this Certificate at the offices of the Certificate Registrar or such other location specified in the notice to Certificateholders of such final distribution.

Any funds not distributed on the final Distribution Date because of the failure of Certificateholders to tender their Certificates shall be set aside and held uninvested in trust and credited to the account or accounts of the appropriate non-tendering Holder or Holders. If any Certificates as to which notice has been posted pursuant to Section 4.01(i) of the Pooling and Servicing Agreement shall not have been surrendered for cancellation within six months after the time specified in such notice, the Certificate Administrator shall mail a second notice to the remaining non-tendering Certificateholders to surrender their Certificates for cancellation in order to receive the final distribution with respect thereto. If within one year after the second notice all such Certificates shall not have been surrendered for cancellation, the Certificate Administrator shall, directly or through an agent, take steps to contact the remaining non-tendering Certificateholders concerning surrender of their Certificates as it shall deem appropriate. The costs and expenses of holding such funds in trust and of contacting such Certificateholders following the first anniversary of the delivery of such second notice to the non-tendering Certificateholders shall be paid out of such funds. No interest shall accrue or be payable to any Certificateholder on any amount held in trust as a result of such Certificateholder's failure to surrender its Certificate(s) for final payment thereof in accordance with Section 4.01(i) of the Pooling and Servicing Agreement.

As provided in the Pooling and Servicing Agreement and subject to certain limitations therein set forth, the transfer of this Certificate is registerable in the Certificate Register only upon surrender of this Certificate for registration of transfer at the office of the Certificate Registrar or at the office of its transfer agent, duly endorsed by, or accompanied by an assignment in the form below or other written instrument of transfer in form satisfactory to the Certificate Registrar duly executed by the Holder hereof or such Holder's attorney-in-fact duly authorized in writing, and thereupon one or more new Certificates of the same Class in authorized Denominations will be issued to the designated transferee or transferees.

A-16-5

Subject to the terms of the Pooling and Servicing Agreement, the [Class C] Certificates will be issued in book-entry form through the facilities of DTC in minimum denominations of $[_____], and in integral multiples of $[_] in excess thereof, with one Certificate of each such Class evidencing an additional amount equal to the remainder of the initial Certificate Balance of such Class.

In addition, subject to the conditions set forth in the Pooling and Servicing Agreement, this Certificate, together with the [Class A-S] and [Class B] Certificates, may be exchanged, pursuant to the procedures set forth in the Pooling and Servicing Agreement, for the Class [EC] Certificates.

No fee or service charge shall be imposed by the Certificate Registrar for its services in respect of any registration of transfer or exchange referred to in Section 5.03 of the Pooling and Servicing Agreement. In connection with any transfer to an Institutional Accredited Investor, the Transferor shall reimburse the Issuing Entity for any costs (including the cost of the Certificate Registrar's counsel's review of the documents and any legal opinions, submitted by the transferor or transferee to the Certificate Registrar as provided in Section 5.03 of the Pooling and Servicing Agreement) incurred by the Certificate Registrar in connection with such transfer. The Certificate Registrar may require payment by each transferor of a sum sufficient to cover any tax, expense or other governmental charge payable in connection with any such transfer or exchange.

The Trustee, the Certificate Administrator, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer and the Certificate Registrar and any of their agents may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and neither the Trustee, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Registrar nor any such agents shall be affected by any notice to the contrary.

The Pooling and Servicing Agreement may be amended from time to time by the parties thereto, without the consent of any of the Certificateholders or the Companion Holders:

(i)   to correct any defect or ambiguity in the Pooling and Servicing Agreement in order to address any manifest error in any provision of the Pooling and Servicing Agreement;

(ii)   to cause the provisions in the Pooling and Servicing Agreement to conform or be consistent with or in furtherance of the statements made in the Prospectus with respect to the Certificates, the Issuing Entity or the Pooling and Servicing Agreement or to correct or supplement any of its provisions which may be inconsistent with any other provisions therein or to correct any error;

(iii)   to change the timing and/or nature of deposits in the Collection Account, the Distribution Accounts or any REO Account; provided that (a) the Master Servicer Remittance Date shall in no event be later than the Business Day prior to the related Distribution Date and (b) such change shall not adversely affect in any material respect the interests of any Certificateholder, as evidenced in writing by an Opinion of Counsel at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each Rating Agency with respect to such amendment;

(iv)   to amend any provision of the Pooling and Servicing Agreement to the extent necessary or desirable to maintain the status of each REMIC (or any grantor trust portion of the Issuing Entity) for the purposes of federal income tax law (or comparable provisions of state income tax law);

(v)   to modify, eliminate or add to the provisions of Section 5.03(n) of the Pooling and Servicing Agreement or any other provision of the Pooling and Servicing Agreement restricting transfer of the Class R Certificates; provided the Depositor has determined that such change shall not, as evidenced by an Opinion of Counsel, cause the Issuing Entity, any Trust REMIC or any of the Certificateholders (other than the Transferor) to be subject to a federal tax caused by a Transfer to a Person that is a Disqualified Organization or a Non-U.S. Tax Person;

(vi)   to amend any provision of the Pooling and Servicing Agreement to the extent necessary or desirable to list the Certificates on a stock exchange, including, without limitation, the appointment of

A-16-6

one or more sub-certificate administrators and the requirement that certain information be delivered to such sub-certificate administrators;

(vii) to make any other provisions with respect to matters or questions arising under or with respect to the Pooling and Servicing Agreement not inconsistent with the provisions therein;

(viii) to modify, alter, amend, add or to rescind any of the provisions contained in the Pooling and Servicing Agreement if and to the extent necessary to comply with any rules or regulations promulgated, or any guidance provided with respect to Rule 15Ga-1 under the Exchange Act, by the SEC from time to time;

(ix) to modify the provisions of Sections 3.05 and 3.17 of the Pooling and Servicing Agreement (with respect to reimbursement of Nonrecoverable Advances and Workout-Delayed Reimbursement Amounts) if (a) the Depositor, the Master Servicer, the Trustee and, for so long as a Control Event has not occurred and is not continuing, the Directing Certificateholder, determine that the commercial mortgage backed securities industry standard for such provisions has changed, in order to conform to such industry standard, (b) each Rating Agency shall have been provided with a Rating Agency Communication with respect to such modification, and (c) if no Control Termination Event or Consultation Termination Event has occurred and is continuing, the Directing Certificateholder consents to such modification;

(x) to modify the procedures of the Pooling and Servicing Agreement relating to compliance with Rule 17g-5 of the Exchange Act; provided that if such modification materially increases the obligations of the Trustee, the Certificate Administrator, the Custodian, the Asset Representations Reviewer, the 17g-5 Information Provider, the Operating Advisor, the Depositor, the Master Servicer or the Special Servicer, then the consent of such party will be required;

(xi) in the event of a TIA Applicability Determination, to modify, eliminate or add to the provisions of the Pooling and Servicing Agreement to such extent as shall be necessary to (A) effect the qualification of the Pooling and Servicing Agreement under the TIA or under any similar federal statute hereafter enacted and to add to the Pooling and Servicing Agreement such other provisions as may be expressly required by the TIA, and (B) modify such other provisions as are necessary to conform the Pooling and Servicing Agreement and be consistent with the modifications made pursuant to the preceding clause (A); provided that any amendment pursuant to this clause (xi) shall be at the sole cost and expense of the Depositor; and

(xii) any other amendment which does not adversely affect in any material respect the interests of any Certificateholder (unless such Certificateholder consents).

Notwithstanding the foregoing, no such amendment (A) may change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under any Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary thereunder, without the consent of such Mortgage Loan Seller or (B) materially and adversely affects the holders of a Companion Loan without such Companion Holder's consent.

The Pooling and Servicing Agreement may also be amended from time to time by the parties thereto with the consent of the Holders of Certificates of each Class affected by such amendment evidencing in the aggregate not less than 51% of the aggregate Percentage Interests constituting the Class for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Pooling and Servicing Agreement or of modifying in any manner the rights of the Holders of Certificates of such Class; provided, however, that no such amendment shall:

(i) reduce in any manner the amount of, or delay the timing of, payments received on the Mortgage Loans or the Trust Subordinate Companion Loan that are required to be distributed on a Certificate of any Class without the consent of the Holder of the Certificate or which are required to be distributed to a Companion Holder without the consent of such Companion Holder; or

(ii)   reduce the aforesaid percentage of Certificates of any Class the Holders of which are required to consent to any such amendment or remove the requirement to obtain consent of any Companion Holder or Holder of [LOAN SPECIFIC CLASS] Certificates, in any such case without the consent of the Holders of all Certificates of such Class then outstanding or such Companion Holders, as applicable; or

(iii)   adversely affect the Voting Rights of any Class of Certificates without the consent of the Holders of all Certificates of such Class then outstanding; or

(iv)   change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under such Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary under the Pooling and Servicing Agreement, without the consent of such Mortgage Loan Seller; or

(v)   amend the Servicing Standard without the consent of 100% of the Certificateholders or receipt of Rating Agency Confirmation from each Rating Agency and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates pursuant to Section 3.27 of the Pooling and Servicing Agreement) and, if required under the related Intercreditor Agreement, the consent of the holder of any AB Subordinate Companion Loan for each Serviced AB Whole Loan.

Further, notwithstanding the foregoing, none of the Operating Advisor, the Trustee, the Certificate Administrator, the Depositor, the Master Servicer, the Asset Representations Reviewer nor the Special Servicer will be required to consent to any amendment to the Pooling and Servicing Agreement without having first received an Opinion of Counsel (at the Issuing Entity's expense) to the effect that such amendment is permitted under the Pooling and Servicing Agreement and that such amendment or the exercise of any power granted to the Master Servicer, the Special Servicer, the Depositor, the Trustee, the Certificate Administrator, the Asset Representations Reviewer or any other specified person in accordance with such amendment will not result in the imposition of a tax on any portion of the Issuing Entity or any Trust REMIC, or cause any Trust REMIC to fail to qualify as a REMIC or cause the Grantor Trust to fail to qualify as a grantor trust under the relevant provisions of the Code. Furthermore, no amendment to the Pooling and Servicing Agreement may be made that changes in any material respect to the rights of the [LOAN SPECIFIC CLASS] Certificates without the consent of such Class and no amendment to the Pooling and Servicing Agreement may be made that changes any provisions specifically required to be included in the Pooling and Servicing Agreement by the [LOAN SPECIFIC] Intercreditor Agreement without the consent of the holder of the related Non-Serviced Pari Passu Companion Loan(s).

The Holders of the majority of the Controlling Class, the Special Servicer, the Master Servicer or the Holders of the Class R Certificates may, in that order of priority, at their option, upon 60 days' prior notice given to the Trustee, the Certificate Administrator and each of the other parties to the Pooling and Servicing Agreement, purchase all of the Mortgage Loans (for the avoidance of doubt, excluding the Trust Subordinate Companion Loan) (and all property acquired through exercise of remedies in respect of any related Mortgage Loan) and the Issuing Entity's portion of each REO Property (other than any portion related to the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) remaining in the Issuing Entity, and thereby effect termination of the Issuing Entity and early retirement of the then-outstanding Certificates, on or after the first Distribution Date on which the aggregate Stated Principal Balances of the Mortgage Loans and the Issuing Entity's portion of any REO Loans remaining in the Issuing Entity is less than [_____].

Following the date on which the [APPLICABLE CLASSES] Certificates are retired (and provided that there is only one Holder (or multiple Holders acting in unanimity) of the then-outstanding Certificates (other than the [LOAN SPECIFIC CLASS], Class [ARD] and Class R Certificates)), the Sole Certificateholder may, at its option exchange (subject to the Master Servicer's consent) all of its Certificates (other than the [LOAN SPECIFIC CLASS], Class [ARD] and Class R Certificates) for all of the Mortgage Loans (for the avoidance of doubt, excluding the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) and the Issuing Entity's portion of each REO Property (other than any portion related to the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing

Entity) remaining in the Issuing Entity pursuant to the terms of the Pooling and Servicing Agreement. If the Trust Subordinate Companion Loan is the sole remaining asset of the Issuing Entity, the Holders of the [LOAN SPECIFIC CLASS] Certificates may exchange their Certificates for the Trust Subordinate Companion Loan and terminate the Issuing Entity pursuant to the terms of the Pooling and Servicing Agreement.

The obligations created by the Pooling and Servicing Agreement and the Issuing Entity created thereby (other than the obligation of the Certificate Administrator to make payments to Certificateholders as provided for in the Pooling and Servicing Agreement), shall terminate upon reduction of the Certificate Balances of all the Certificates to zero (including, without limitation, any such final payment resulting from a termination of the Issuing Entity due to a sale of its property) pursuant to the terms of the Pooling and Servicing Agreement. In no event, however, will the Trust created by the Pooling and Servicing Agreement continue beyond the expiration of 21 years from the death of the last survivor of the descendants of Joseph P. Kennedy, the late Ambassador of the United States to the Court of St. James, living on the date hereof.

Unless the certificate of authentication hereon has been executed by the Authenticating Agent, by manual signature, this Certificate shall not be entitled to any benefit under the Pooling and Servicing Agreement or be valid for any purpose. The Certificate Registrar has executed this Certificate on behalf of the Issuing Entity as Certificate Registrar under the Pooling and Servicing Agreement and makes no representation or warranty as to any of the statements contained herein or the validity or sufficiency of the Certificates or the Mortgage Loans.

THIS CERTIFICATE AND THE POOLING AND SERVICING AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH, AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES APPLIED IN NEW YORK.

IN WITNESS WHEREOF, the Certificate Registrar has caused this Certificate to be duly executed under this official seal.


[CERTIFICATE REGISTRAR], not in its individual capacity but solely as Certificate Registrar under the Pooling and Servicing Agreement


By: _____
        AUTHORIZED SIGNATORY

Dated: [_____], 20[__]


CERTIFICATE OF AUTHENTICATION


THIS IS ONE OF THE [CLASS C] CERTIFICATES REFERRED TO IN THE WITHIN-MENTIONED POOLING AND SERVICING AGREEMENT.


[AUTHENTICATING AGENT], as Authenticating Agent


By: _____
        AUTHORIZED SIGNATORY


A-16-10


ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM	-	as tenant in common	UNIF GIFT MIN ACT _____ Custodian	
TEN ENT	-	as tenants by the entireties	(Cust)	
JT TEN	-	as joint tenants with rights of survivorship and not as tenants in common	Under Uniform Gifts to Minors Act _____ (State)	

Additional abbreviations may also be used though not in the above list.

FORM OF TRANSFER

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto _____

_____
(Please insert Social Security or other identifying number of Assignee)

_____
(Please print or typewrite name and address of assignee)

_____

the within Certificate and does hereby or irrevocably constitute and appoint to transfer the said Certificate in the Certificate register of the within-named Trust, with full power of substitution in the premises.

Dated: _____

NOTICE: The signature to this assignment must correspond with the name as written upon the face of this Certificate in every particular without alteration or enlargement or any change whatever.

_____
SIGNATURE GUARANTEED

The signature must be guaranteed by a commercial bank or trust company or by a member firm of the New York Stock Exchange or another national securities exchange. Notarized or witnessed signatures are not acceptable.

A-16-11

DISTRIBUTION INSTRUCTIONS

The assignee should include the following for purposes of distribution:

Distributions shall be made, by wire transfer or otherwise, in immediately available funds to _____ for the account of _____ account number _____ or, if mailed by check, to _____. Statements should be mailed to _____. This information is provided by assignee named above, or _____, as its agent.

FORM OF [CLASS D] CERTIFICATE

[CLASS D]

[ISSUING ENTITY]

COMMERCIAL MORTGAGE PASS-THROUGH CERTIFICATES

[SERIES], [CLASS D]

[THIS CERTIFICATE IS A TEMPORARY REGULATION S BOOK-ENTRY CERTIFICATE FOR PURPOSES OF REGULATION S ("REGULATION S") UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). NEITHER THIS TEMPORARY REGULATION S BOOK-ENTRY CERTIFICATE NOR ANY INTEREST HEREIN MAY BE OFFERED, SOLD OR DELIVERED, EXCEPT AS PERMITTED UNDER THE POOLING AND SERVICING AGREEMENT REFERRED TO BELOW.

NO BENEFICIAL OWNERS OF THIS TEMPORARY REGULATION S BOOK-ENTRY CERTIFICATE SHALL BE ENTITLED TO RECEIVE PAYMENTS OF PRINCIPAL OR INTEREST HEREON UNLESS THE REQUIRED CERTIFICATIONS HAVE BEEN DELIVERED PURSUANT TO THE TERMS OF THE POOLING AND SERVICING AGREEMENT.][1]

[UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE CERTIFICATE REGISTRAR FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.][2]

[TRANSFERS OF THIS BOOK-ENTRY CERTIFICATE SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF DTC OR A SUCCESSOR THEREOF OR SUCH SUCCESSOR'S NOMINEE, AND TRANSFERS OF BENEFICIAL INTERESTS IN THIS BOOK-ENTRY CERTIFICATE SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE POOLING AND SERVICING AGREEMENT REFERRED TO BELOW.][3]

THIS CERTIFICATE DOES NOT REPRESENT AN INTEREST IN OR OBLIGATION OF THE DEPOSITOR, THE SPONSORS, THE MASTER SERVICER, THE SPECIAL SERVICER, THE TRUSTEE, THE CERTIFICATE ADMINISTRATOR, THE OPERATING ADVISOR, THE INITIAL PURCHASERS, THE MORTGAGE LOAN SELLERS, THE ASSET REPRESENTATIONS REVIEWER OR ANY OF THEIR RESPECTIVE AFFILIATES. NEITHER THIS CERTIFICATE NOR THE UNDERLYING MORTGAGE LOANS ARE INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OR INSTRUMENTALITY OR PRIVATE INSURER.

---

[1]   Temporary Regulation S Book-Entry Certificate legend.

[2]   Legend required as long as DTC is the Depository under the Pooling and Servicing Agreement.

[3]   Book-Entry Certificate legend.

PRINCIPAL PAYMENTS IN RESPECT OF THIS CERTIFICATE ARE DISTRIBUTABLE AS SET FORTH IN THE POOLING AND SERVICING AGREEMENT. ACCORDINGLY, THE OUTSTANDING CERTIFICATE BALANCE OF THIS CERTIFICATE AT ANY TIME MAY BE LESS THAN THE INITIAL CERTIFICATE BALANCE SET FORTH BELOW.

THIS CERTIFICATE HAS NOT BEEN AND WILL NOT BE REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE OR FOREIGN SECURITIES LAW. THE HOLDER HEREOF, BY PURCHASING THIS CERTIFICATE, AGREES THAT THIS CERTIFICATE MAY BE REOFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A)(1) PURSUANT TO RULE 144A UNDER THE SECURITIES ACT ("RULE 144A") TO A PERSON THAT THE HOLDER REASONABLY BELIEVES IS A "QUALIFIED INSTITUTIONAL BUYER", WITHIN THE MEANING OF RULE 144A (A "QIB"), OR IS PURCHASING FOR THE ACCOUNT OF A QIB, AND WHOM THE HOLDER HAS INFORMED THAT THE REOFFER, RESALE, PLEDGE, OR OTHER TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (2) TO AN INSTITUTION THAT IS A NON-"U.S. PERSON" IN AN "OFFSHORE TRANSACTION" AS DEFINED IN, AND IN ACCORDANCE WITH RULE 903 OR RULE 904 OF, REGULATION S UNDER THE SECURITIES ACT, OR (3) TO AN INSTITUTION THAT IS AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501(a)(1), (2), (3) OR (7) OF REGULATION D UNDER THE SECURITIES ACT OR ANY ENTITY IN WHICH ALL OF THE EQUITY OWNERS COME WITHIN SUCH PARAGRAPHS, AND (B) IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION.

THIS CERTIFICATE REPRESENTS A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT", AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G(a)(1) AND 860D OF THE CODE.

THE PORTION OF THE CERTIFICATE BALANCE OF THE CERTIFICATES EVIDENCED BY THIS CERTIFICATE WILL BE DECREASED BY THE PORTION OF PRINCIPAL DISTRIBUTIONS ON THE CERTIFICATES AND THE PORTION OF REALIZED LOSSES ALLOCABLE TO THIS CERTIFICATE AND WILL BE INCREASED BY RECOVERIES ON THE RELATED MORTGAGE LOANS FOR NONRECOVERABLE ADVANCES (PLUS INTEREST THEREON) THAT WERE PREVIOUSLY REIMBURSED FROM PRINCIPAL COLLECTIONS ON THE MORTGAGE LOANS THAT RESULTED IN A REDUCTION OF THE PRINCIPAL DISTRIBUTION AMOUNT. ACCORDINGLY, THE CERTIFICATE BALANCE OF THIS CERTIFICATE MAY BE LESS THAN THAT SET FORTH BELOW. ANYONE ACQUIRING THIS CERTIFICATE MAY ASCERTAIN ITS CURRENT CERTIFICATE BALANCE BY INQUIRY OF THE CERTIFICATE ADMINISTRATOR.

THIS CERTIFICATE IS SUBORDINATED TO THE [CLASS A-1, CLASS A-2, CLASS A-3, CLASS A-4, CLASS A-5, CLASS A-SB, CLASS X-A, CLASS X-B, CLASS X-C, CLASS X-D, CLASS X-E, CLASS X-F, CLASS X-NR, CLASS A-S, CLASS B AND CLASS C] CERTIFICATES AS AND TO THE EXTENT SET FORTH IN THE POOLING AND SERVICING AGREEMENT REFERRED TO HEREIN.

PASS-THROUGH RATE: [_____]%

DENOMINATION: $[   ]

DATE OF POOLING AND SERVICING
AGREEMENT: AS OF [_____], 20[__]

CUT-OFF DATE: AS SET FORTH IN THE
POOLING AND SERVICING AGREEMENT (AS
DEFINED HEREIN)

CLOSING DATE: [_____], 20[__]

FIRST DISTRIBUTION DATE:
[_____], 20[__]

APPROXIMATE AGGREGATE
CERTIFICATE BALANCE
OF THE [CLASS D] CERTIFICATES
AS OF THE CLOSING DATE: $[_____]

MASTER SERVICER: [MASTER SERVICER]

SPECIAL SERVICER: [SPECIAL SERVICER]

TRUSTEE: [TRUSTEE]

CERTIFICATE ADMINISTRATOR: [CERTIFICATE
ADMINISTRATOR]

OPERATING ADVISOR: [OPERATING ADVISOR]

ASSET REPRESENTATIONS REVIEWER: [ASSET
REPRESENTATIONS REVIEWER]

CUSIP NO.: [   ]

ISIN NO.: [   ]

COMMON CODE NO.: [   ]

CERTIFICATE NO.: [D]-[_] [D-S]-[_]

[CLASS D] CERTIFICATE

evidencing a beneficial ownership interest in a Trust Fund, consisting primarily of a pool of commercial mortgage loans (the "Mortgage Loans" (and a separate trust subordinate companion loan interest in a commercial mortgage loan)), all payments on or collections in respect of the Mortgage Loans and the Trust Subordinate Companion Loan due after the Cut-off Date, all REO Properties and revenues received in respect thereof, the mortgagee's rights under the insurance policies, any Assignment of Leases, and any guaranties or other collateral as security for the Mortgage Loans and such amounts as shall from time to time be held in the Collection Account, the Distribution Accounts, the Interest Reserve Account, the Gain-on-Sale Reserve Account and the REO Accounts, formed and sold by

BANC OF AMERICA MERRILL LYNCH COMMERCIAL MORTGAGE INC.

THIS CERTIFIES THAT CEDE & CO. is the registered owner of the interest evidenced by this Certificate in the [Class D] Certificates issued by the Issuing Entity created pursuant to the Pooling and Servicing Agreement, dated as of [_____], 20[__] (the "Pooling and Servicing Agreement"), among BANC OF AMERICA MERRILL LYNCH COMMERCIAL MORTGAGE INC. (hereinafter called the "Depositor", which term includes any successor entity under the Pooling and Servicing Agreement), the Trustee, the Master Servicer, the Special Servicer, the Certificate Administrator, the Asset Representations Reviewer and the Operating Advisor. A summary of certain of the pertinent provisions of the Pooling and Servicing Agreement is set forth hereafter. To the extent not defined herein, the capitalized terms used herein shall have the meanings assigned thereto in the Pooling and Servicing Agreement.

This Certificate is one of a duly authorized issue of Certificates designated as Certificates of the series specified on the face hereof (herein called the "Certificates") and representing an interest in the Class of Certificates specified on the face hereof equal to the quotient expressed as a percentage obtained by dividing the Denomination of this Certificate specified on the face hereof, by the aggregate initial Certificate Balance of the [Class D] Certificates. The Certificates are designated as the [ISSUING ENTITY], Commercial Mortgage Pass-Through Certificates, [SERIES] and are issued in the classes as specifically set forth in the Pooling and Servicing Agreement. The Certificates will evidence in the aggregate 100% of the beneficial ownership of the Issuing Entity.

This Certificate does not purport to summarize the Pooling and Servicing Agreement and reference is made to that agreement for information with respect to the interests, rights, benefits, obligations, proceeds, and duties evidenced hereby and the rights, duties and obligations of the Trustee and the Certificate Administrator. This Certificate is issued under and is subject to the terms, provisions and conditions of the Pooling and Servicing Agreement, to which Pooling and Servicing Agreement, as amended from time to time, the Certificateholder by virtue of the acceptance hereof assents and by which the Certificateholder is bound. In the case of any conflict between terms specified in this Certificate and terms specified in the Pooling and Servicing Agreement, the terms of the Pooling and Servicing Agreement shall govern.

This Certificate represents a "regular interest" in a "real estate mortgage investment conduit", as those terms are defined, respectively, in Sections 860G(a)(1) and 860D of the Internal Revenue Code of 1986, as amended. Each Holder of this Certificate, by acceptance hereof, agrees to treat, and take no action inconsistent with the treatment of, this Certificate in accordance with the preceding sentence for purposes of federal income taxes, state and local income and franchise taxes and other taxes imposed on or measured by income.

Pursuant to the terms of the Pooling and Servicing Agreement, the Certificate Administrator shall distribute to the Person in whose name this Certificate is registered as of the related Record Date, an amount equal to such Person's *pro rata* share (based on the Percentage Interest represented by this Certificate) of that portion of the aggregate amount of principal and interest then distributable, if any, allocable to the Class of Certificates of the same Class as this Certificate for such Distribution Date, all as more fully described in the Pooling and Servicing Agreement. Holders of this Certificate may be entitled to Yield Maintenance Charges as provided in the Pooling and Servicing Agreement. All sums distributable on this Certificate are payable in the coin or currency of the United States of America as at the time of payment is legal tender for the payment of public and private debts.

Interest on this Certificate will accrue (computed as if each year consisted of 360 days and each month consisted of 30 days) during the Interest Accrual Period relating to such Distribution Date at the [Class D]

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Pass-Through Rate specified above on the Certificate Balance of this Certificate immediately prior to each Distribution Date. Principal and interest allocated to this Certificate on any Distribution Date will be in an amount equal to this Certificate's *pro rata* share of the Available Funds to be distributed on the Certificates of this Class as of such Distribution Date, with a final distribution to be made upon retirement of this Certificate as set forth in the Pooling and Servicing Agreement.

Realized Losses and certain other amounts on the Mortgage Loans shall be allocated on the applicable Distribution Date to Certificateholders in the manner set forth in the Pooling and Servicing Agreement. All Realized Losses on the Mortgage Loans allocated to any Class of Certificates will be allocated *pro rata* among the outstanding Certificates of such Class.

This Certificate is limited in right of payment to, among other things, certain collections and recoveries respecting the Mortgage Loans, all as more specifically set forth in the Pooling and Servicing Agreement. As provided in the Pooling and Servicing Agreement, the Collection Account and the Distribution Accounts will be held on behalf of the Trustee on behalf of the Holders of Certificates specified in the Pooling and Servicing Agreement and the Master Servicer (with respect to the Collection Account) or the Certificate Administrator (with respect to the Distribution Accounts) will be authorized to make withdrawals therefrom. Amounts on deposit in such accounts may be invested in Permitted Investments. Interest or other investment income earned on funds in the Collection Account will be paid to the Master Servicer as set forth in the Pooling and Servicing Agreement. As provided in the Pooling and Servicing Agreement, withdrawals from the Collection Account shall be made from time to time for purposes other than distributions to Certificateholders, such purposes including reimbursement of certain expenses incurred with respect to the servicing of the Mortgage Loans and the Trust Subordinate Companion Loan and administration of the Issuing Entity.

All distributions under the Pooling and Servicing Agreement to a Class of Certificates shall be made on each Distribution Date (other than the final distribution on any Certificate) to Certificateholders of record on the related Record Date by check mailed to the address set forth therefor in the Certificate Register or, <u>provided</u> that such Certificateholder has provided the Certificate Administrator with wire instructions in writing at least five Business Days prior to the related Record Date, by wire transfer of immediately available funds to the account of such Certificateholder at a bank or other entity having appropriate facilities therefor. The final distribution on this Certificate (determined without regard to any possible future reimbursement of Realized Losses previously allocated to this Certificate) shall be made in like manner, but only upon presentment and surrender of this Certificate at the offices of the Certificate Registrar or such other location specified in the notice to Certificateholders of such final distribution.

Any funds not distributed on the final Distribution Date because of the failure of Certificateholders to tender their Certificates shall be set aside and held uninvested in trust and credited to the account or accounts of the appropriate non-tendering Holder or Holders. If any Certificates as to which notice has been posted pursuant to Section 4.01(i) of the Pooling and Servicing Agreement shall not have been surrendered for cancellation within six months after the time specified in such notice, the Certificate Administrator shall mail a second notice to the remaining non-tendering Certificateholders to surrender their Certificates for cancellation in order to receive the final distribution with respect thereto. If within one year after the second notice all such Certificates shall not have been surrendered for cancellation, the Certificate Administrator shall, directly or through an agent, take steps to contact the remaining non-tendering Certificateholders concerning surrender of their Certificates as it shall deem appropriate. The costs and expenses of holding such funds in trust and of contacting such Certificateholders following the first anniversary of the delivery of such second notice to the non-tendering Certificateholders shall be paid out of such funds. No interest shall accrue or be payable to any Certificateholder on any amount held in trust as a result of such Certificateholder's failure to surrender its Certificate(s) for final payment thereof in accordance with Section 4.01(i) of the Pooling and Servicing Agreement.

As provided in the Pooling and Servicing Agreement and subject to certain limitations therein set forth, the transfer of this Certificate is registerable in the Certificate Register only upon surrender of this Certificate for registration of transfer at the office of the Certificate Registrar or at the office of its transfer agent, duly endorsed by, or accompanied by an assignment in the form below or other written instrument of transfer in form satisfactory to the Certificate Registrar duly executed by the Holder hereof or such Holder's attorney-in-fact duly authorized in writing, and thereupon one or more new Certificates of the same Class in authorized Denominations will be issued to the designated transferee or transferees.

Subject to the terms of the Pooling and Servicing Agreement, the [Class D] Certificates will be issued in book-entry form through the facilities of DTC in minimum denominations of $[_____], and in integral multiples of $[_] in excess thereof, with one Certificate of each such Class evidencing an additional amount equal to the remainder of the initial Certificate Balance of such Class.

No fee or service charge shall be imposed by the Certificate Registrar for its services in respect of any registration of transfer or exchange referred to in Section 5.03 of the Pooling and Servicing Agreement. In connection with any transfer to an Institutional Accredited Investor, the Transferor shall reimburse the Issuing Entity for any costs (including the cost of the Certificate Registrar's counsel's review of the documents and any legal opinions, submitted by the transferor or transferee to the Certificate Registrar as provided in Section 5.03 of the Pooling and Servicing Agreement) incurred by the Certificate Registrar in connection with such transfer. The Certificate Registrar may require payment by each transferor of a sum sufficient to cover any tax, expense or other governmental charge payable in connection with any such transfer or exchange.

The Trustee, the Certificate Administrator, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer and the Certificate Registrar and any of their agents may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and neither the Trustee, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Registrar nor any such agents shall be affected by any notice to the contrary.

The Pooling and Servicing Agreement may be amended from time to time by the parties thereto, without the consent of any of the Certificateholders or the Companion Holders:

(i)   to correct any defect or ambiguity in the Pooling and Servicing Agreement in order to address any manifest error in any provision of the Pooling and Servicing Agreement;

(ii)   to cause the provisions in the Pooling and Servicing Agreement to conform or be consistent with or in furtherance of the statements made in the Prospectus with respect to the Certificates, the Issuing Entity or the Pooling and Servicing Agreement or to correct or supplement any of its provisions which may be inconsistent with any other provisions therein or to correct any error;

(iii)   to change the timing and/or nature of deposits in the Collection Account, the Distribution Accounts or any REO Account; provided that (a) the Master Servicer Remittance Date shall in no event be later than the Business Day prior to the related Distribution Date and (b) such change shall not adversely affect in any material respect the interests of any Certificateholder, as evidenced in writing by an Opinion of Counsel at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each Rating Agency with respect to such amendment;

(iv)   to amend any provision of the Pooling and Servicing Agreement to the extent necessary or desirable to maintain the status of each REMIC (or any grantor trust portion of the Issuing Entity) for the purposes of federal income tax law (or comparable provisions of state income tax law);

(v)   to modify, eliminate or add to the provisions of Section 5.03(n) of the Pooling and Servicing Agreement or any other provision of the Pooling and Servicing Agreement restricting transfer of the Class R Certificates; provided the Depositor has determined that such change shall not, as evidenced by an Opinion of Counsel, cause the Issuing Entity, any Trust REMIC or any of the Certificateholders (other than the Transferor) to be subject to a federal tax caused by a Transfer to a Person that is a Disqualified Organization or a Non-U.S. Tax Person;

(vi)   to amend any provision of the Pooling and Servicing Agreement to the extent necessary or desirable to list the Certificates on a stock exchange, including, without limitation, the appointment of one or more sub-certificate administrators and the requirement that certain information be delivered to such sub-certificate administrators;

(vii)   to make any other provisions with respect to matters or questions arising under or with respect to the Pooling and Servicing Agreement not inconsistent with the provisions therein;

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(viii)   to modify, alter, amend, add or to rescind any of the provisions contained in the Pooling and Servicing Agreement if and to the extent necessary to comply with any rules or regulations promulgated, or any guidance provided with respect to Rule 15Ga-1 under the Exchange Act, by the SEC from time to time;

(ix)   to modify the provisions of Sections 3.05 and 3.17 of the Pooling and Servicing Agreement (with respect to reimbursement of Nonrecoverable Advances and Workout-Delayed Reimbursement Amounts) if (a) the Depositor, the Master Servicer, the Trustee and, for so long as a Control Event has not occurred and is not continuing, the Directing Certificateholder, determine that the commercial mortgage backed securities industry standard for such provisions has changed, in order to conform to such industry standard, (b) each Rating Agency shall have been provided with a Rating Agency Communication with respect to such modification, and (c) if no Control Termination Event or Consultation Termination Event has occurred and is continuing, the Directing Certificateholder consents to such modification;

(x)   to modify the procedures of the Pooling and Servicing Agreement relating to compliance with Rule 17g-5 of the Exchange Act; provided that if such modification materially increases the obligations of the Trustee, the Certificate Administrator, the Custodian, the Asset Representations Reviewer, the 17g-5 Information Provider, the Operating Advisor, the Depositor, the Master Servicer or the Special Servicer, then the consent of such party will be required;

(xi)   in the event of a TIA Applicability Determination, to modify, eliminate or add to the provisions of the Pooling and Servicing Agreement to such extent as shall be necessary to (A) effect the qualification of the Pooling and Servicing Agreement under the TIA or under any similar federal statute hereafter enacted and to add to the Pooling and Servicing Agreement such other provisions as may be expressly required by the TIA, and (B) modify such other provisions as are necessary to conform the Pooling and Servicing Agreement and be consistent with the modifications made pursuant to the preceding clause (A); provided that any amendment pursuant to this clause (xi) shall be at the sole cost and expense of the Depositor; and

(xii)   any other amendment which does not adversely affect in any material respect the interests of any Certificateholder (unless such Certificateholder consents).

Notwithstanding the foregoing, no such amendment (A) may change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under any Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary thereunder, without the consent of such Mortgage Loan Seller or (B) materially and adversely affects the holders of a Companion Loan without such Companion Holder's consent.

The Pooling and Servicing Agreement may also be amended from time to time by the parties thereto with the consent of the Holders of Certificates of each Class affected by such amendment evidencing in the aggregate not less than 51% of the aggregate Percentage Interests constituting the Class for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Pooling and Servicing Agreement or of modifying in any manner the rights of the Holders of Certificates of such Class; provided, however, that no such amendment shall:

(i)   reduce in any manner the amount of, or delay the timing of, payments received on the Mortgage Loans or the Trust Subordinate Companion Loan that are required to be distributed on a Certificate of any Class without the consent of the Holder of the Certificate or which are required to be distributed to a Companion Holder without the consent of such Companion Holder; or

(ii)   reduce the aforesaid percentage of Certificates of any Class the Holders of which are required to consent to any such amendment or remove the requirement to obtain consent of any Companion Holder or Holder of [LOAN SPECIFIC CLASS] Certificates, in any such case without the consent of the Holders of all Certificates of such Class then outstanding or such Companion Holders, as applicable; or

(iii)   adversely affect the Voting Rights of any Class of Certificates without the consent of the Holders of all Certificates of such Class then outstanding; or

(iv)   change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under such Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary under the Pooling and Servicing Agreement, without the consent of such Mortgage Loan Seller; or

(v)   amend the Servicing Standard without the consent of 100% of the Certificateholders or receipt of Rating Agency Confirmation from each Rating Agency and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates pursuant to Section 3.27 of the Pooling and Servicing Agreement) and, if required under the related Intercreditor Agreement, the consent of the holder of any AB Subordinate Companion Loan for each Serviced AB Whole Loan.

Further, notwithstanding the foregoing, none of the Operating Advisor, the Trustee, the Certificate Administrator, the Depositor, the Master Servicer, the Asset Representations Reviewer nor the Special Servicer will be required to consent to any amendment to the Pooling and Servicing Agreement without having first received an Opinion of Counsel (at the Issuing Entity's expense) to the effect that such amendment is permitted under the Pooling and Servicing Agreement and that such amendment or the exercise of any power granted to the Master Servicer, the Special Servicer, the Depositor, the Trustee, the Certificate Administrator, the Asset Representations Reviewer or any other specified person in accordance with such amendment will not result in the imposition of a tax on any portion of the Issuing Entity or any Trust REMIC, or cause any Trust REMIC to fail to qualify as a REMIC or cause the Grantor Trust to fail to qualify as a grantor trust under the relevant provisions of the Code. Furthermore, no amendment to the Pooling and Servicing Agreement may be made that changes in any material respect to the rights of the [LOAN SPECIFIC CLASS] Certificates without the consent of such Class and no amendment to the Pooling and Servicing Agreement may be made that changes any provisions specifically required to be included in the Pooling and Servicing Agreement by the [LOAN SPECIFIC] Intercreditor Agreement without the consent of the holder of the related Non-Serviced Pari Passu Companion Loan(s).

The Holders of the majority of the Controlling Class, the Special Servicer, the Master Servicer or the Holders of the Class R Certificates may, in that order of priority, at their option, upon 60 days' prior notice given to the Trustee, the Certificate Administrator and each of the other parties to the Pooling and Servicing Agreement, purchase all of the Mortgage Loans (for the avoidance of doubt, excluding the Trust Subordinate Companion Loan) (and all property acquired through exercise of remedies in respect of any related Mortgage Loan) and the Issuing Entity's portion of each REO Property (other than any portion related to the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) remaining in the Issuing Entity, and thereby effect termination of the Issuing Entity and early retirement of the then-outstanding Certificates, on or after the first Distribution Date on which the aggregate Stated Principal Balances of the Mortgage Loans and the Issuing Entity's portion of any REO Loans remaining in the Issuing Entity is less than [_____].

Following the date on which the [APPLICABLE CLASSES] Certificates are retired (and provided that there is only one Holder (or multiple Holders acting in unanimity) of the then-outstanding Certificates (other than the [LOAN SPECIFIC CLASS], Class [ARD] and Class R Certificates)), the Sole Certificateholder may, at its option exchange (subject to the Master Servicer's consent) all of its Certificates (other than the [LOAN SPECIFIC CLASS], Class [ARD] and Class R Certificates) for all of the Mortgage Loans (for the avoidance of doubt, excluding the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) and the Issuing Entity's portion of each REO Property (other than any portion related to the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) remaining in the Issuing Entity pursuant to the terms of the Pooling and Servicing Agreement. If the Trust Subordinate Companion Loan is the sole remaining asset of the Issuing Entity, the Holders of the [LOAN SPECIFIC CLASS] Certificates may exchange their Certificates for the Trust Subordinate Companion Loan and terminate the Issuing Entity pursuant to the terms of the Pooling and Servicing Agreement.

The obligations created by the Pooling and Servicing Agreement and the Issuing Entity created thereby (other than the obligation of the Certificate Administrator to make payments to Certificateholders as provided for in the Pooling and Servicing Agreement), shall terminate upon reduction of the Certificate Balances of all the Certificates to zero (including, without limitation, any such final payment resulting from a termination of the Issuing Entity due to a sale of its property) pursuant to the terms of the Pooling and Servicing Agreement. In no event, however, will the Trust created by the Pooling and Servicing Agreement continue beyond the expiration of 21 years from the death of the last survivor of the descendants of Joseph P. Kennedy, the late Ambassador of the United States to the Court of St. James, living on the date hereof.

Unless the certificate of authentication hereon has been executed by the Authenticating Agent, by manual signature, this Certificate shall not be entitled to any benefit under the Pooling and Servicing Agreement or be valid for any purpose. The Certificate Registrar has executed this Certificate on behalf of the Issuing Entity as Certificate Registrar under the Pooling and Servicing Agreement and makes no representation or warranty as to any of the statements contained herein or the validity or sufficiency of the Certificates or the Mortgage Loans.

THIS CERTIFICATE AND THE POOLING AND SERVICING AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH, AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES APPLIED IN NEW YORK.

IN WITNESS WHEREOF, the Certificate Registrar has caused this Certificate to be duly executed under this official seal.


CERTIFICATE REGISTRAR], not in its individual capacity but solely as Certificate Registrar under the Pooling and Servicing Agreement

By: _____
   AUTHORIZED SIGNATORY


Dated: [_____], 20[__]


CERTIFICATE OF AUTHENTICATION


THIS IS ONE OF THE [CLASS D] CERTIFICATES REFERRED TO IN THE WITHIN-MENTIONED POOLING AND SERVICING AGREEMENT.


[AUTHENTICATING AGENT], as Authenticating Agent

By: _____
   AUTHORIZED SIGNATORY


ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM	-	as tenant in common	UNIF GIFT MIN ACT _____ Custodian
TEN ENT	-	as tenants by the entireties	(Cust)
JT TEN	-	as joint tenants with rights of survivorship and not as tenants in common	Under Uniform Gifts to Minors Act _____ (State)

Additional abbreviations may also be used though not in the above list.

FORM OF TRANSFER

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto _____

_____
(Please insert Social Security or other identifying number of Assignee)

_____
(Please print or typewrite name and address of assignee)

_____

the within Certificate and does hereby or irrevocably constitute and appoint to transfer the said Certificate in the Certificate register of the within-named Trust, with full power of substitution in the premises.

Dated: _____

NOTICE: The signature to this assignment must correspond with the name as written upon the face of this Certificate in every particular without alteration or enlargement or any change whatever.

_____
SIGNATURE GUARANTEED

The signature must be guaranteed by a commercial bank or trust company or by a member firm of the New York Stock Exchange or another national securities exchange. Notarized or witnessed signatures are not acceptable.

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DISTRIBUTION INSTRUCTIONS

The assignee should include the following for purposes of distribution:

Distributions shall be made, by wire transfer or otherwise, in immediately available funds to _____ for the account of _____ account number _____ or, if mailed by check, to _____. Statements should be mailed to _____. This information is provided by assignee named above, or _____, as its agent.

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EXHIBIT A-18

FORM OF [CLASS E] CERTIFICATE

[CLASS E]

[ISSUING ENTITY]
COMMERCIAL MORTGAGE PASS-THROUGH CERTIFICATES
[SERIES], [CLASS E]

[THIS CERTIFICATE IS A TEMPORARY REGULATION S BOOK-ENTRY CERTIFICATE FOR PURPOSES OF REGULATION S ("REGULATION S") UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). NEITHER THIS TEMPORARY REGULATION S BOOK-ENTRY CERTIFICATE NOR ANY INTEREST HEREIN MAY BE OFFERED, SOLD OR DELIVERED, EXCEPT AS PERMITTED UNDER THE POOLING AND SERVICING AGREEMENT REFERRED TO BELOW.

NO BENEFICIAL OWNERS OF THIS TEMPORARY REGULATION S BOOK-ENTRY CERTIFICATE SHALL BE ENTITLED TO RECEIVE PAYMENTS OF PRINCIPAL OR INTEREST HEREON UNLESS THE REQUIRED CERTIFICATIONS HAVE BEEN DELIVERED PURSUANT TO THE TERMS OF THE POOLING AND SERVICING AGREEMENT.][1]

[UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE CERTIFICATE REGISTRAR FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.][2]

[TRANSFERS OF THIS BOOK-ENTRY CERTIFICATE SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF DTC OR A SUCCESSOR THEREOF OR SUCH SUCCESSOR'S NOMINEE, AND TRANSFERS OF BENEFICIAL INTERESTS IN THIS BOOK-ENTRY CERTIFICATE SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE POOLING AND SERVICING AGREEMENT REFERRED TO BELOW.][3]

THIS CERTIFICATE DOES NOT REPRESENT AN INTEREST IN OR OBLIGATION OF THE DEPOSITOR, THE SPONSORS, THE MASTER SERVICER, THE SPECIAL SERVICER, THE TRUSTEE, THE CERTIFICATE ADMINISTRATOR, THE OPERATING ADVISOR, THE INITIAL PURCHASERS, THE MORTGAGE LOAN SELLERS, THE ASSET REPRESENTATIONS REVIEWER OR ANY OF THEIR RESPECTIVE AFFILIATES. NEITHER THIS CERTIFICATE NOR THE UNDERLYING MORTGAGE LOANS ARE INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OR INSTRUMENTALITY OR PRIVATE INSURER.

---

[1] Temporary Regulation S Book-Entry Certificate legend.

[2] Legend required as long as DTC is the Depository under the Pooling and Servicing Agreement.

[3] Book-Entry Certificate legend.

PRINCIPAL PAYMENTS IN RESPECT OF THIS CERTIFICATE ARE DISTRIBUTABLE AS SET FORTH IN THE POOLING AND SERVICING AGREEMENT. ACCORDINGLY, THE OUTSTANDING CERTIFICATE BALANCE OF THIS CERTIFICATE AT ANY TIME MAY BE LESS THAN THE INITIAL CERTIFICATE BALANCE SET FORTH BELOW.

THIS CERTIFICATE HAS NOT BEEN AND WILL NOT BE REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE OR FOREIGN SECURITIES LAW. THE HOLDER HEREOF, BY PURCHASING THIS CERTIFICATE, AGREES THAT THIS CERTIFICATE MAY BE REOFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A)(1) PURSUANT TO RULE 144A UNDER THE SECURITIES ACT ("RULE 144A") TO A PERSON THAT THE HOLDER REASONABLY BELIEVES IS A "QUALIFIED INSTITUTIONAL BUYER", WITHIN THE MEANING OF RULE 144A (A "QIB"), OR IS PURCHASING FOR THE ACCOUNT OF A QIB, AND WHOM THE HOLDER HAS INFORMED THAT THE REOFFER, RESALE, PLEDGE, OR OTHER TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (2) TO AN INSTITUTION THAT IS A NON-"U.S. PERSON" IN AN "OFFSHORE TRANSACTION" AS DEFINED IN, AND IN ACCORDANCE WITH RULE 903 OR RULE 904 OF, REGULATION S UNDER THE SECURITIES ACT, OR (3) TO AN INSTITUTION THAT IS AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501(a)(1), (2), (3) OR (7) OF REGULATION D UNDER THE SECURITIES ACT OR ANY ENTITY IN WHICH ALL OF THE EQUITY OWNERS COME WITHIN SUCH PARAGRAPHS, AND (B) IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION.

THIS CERTIFICATE MAY NOT BE PURCHASED BY OR PLEDGED, SOLD OR OTHERWISE TRANSFERRED TO ANY PERSON THAT IS OR BECOMES AN EMPLOYEE BENEFIT PLAN OR OTHER PLAN THAT IS SUBJECT TO THE FIDUCIARY RESPONSIBILITY PROVISIONS OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), OR TO SECTION 4975 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE"), OR A GOVERNMENTAL PLAN (AS DEFINED IN SECTION 3(32) OF ERISA) OR OTHER PLAN THAT IS SUBJECT TO ANY FEDERAL, STATE OR LOCAL LAW THAT IS, TO A MATERIAL EXTENT, SIMILAR TO THE FOREGOING PROVISIONS OF ERISA OR THE CODE ("SIMILAR LAW"), OR ANY PERSON ACTING ON BEHALF OF ANY SUCH PLAN OR USING THE ASSETS OF SUCH PLAN TO ACQUIRE THIS CERTIFICATE, UNLESS (A)(I) SUCH PERSON IS AN "INSURANCE COMPANY GENERAL ACCOUNT" WITHIN THE MEANING OF PROHIBITED TRANSACTION CLASS EXEMPTION 95-60, AND (II) ALL CONDITIONS OF SECTIONS I AND III OF PROHIBITED TRANSACTION CLASS EXEMPTION 95-60 WILL BE MET WITH RESPECT TO SUCH INSURANCE COMPANY GENERAL ACCOUNT'S ACQUISITION, HOLDING AND DISPOSITION OF THIS CERTIFICATE, OR (B) WITH RESPECT TO THE ACQUISITION, HOLDING OR DISPOSITION OF THIS CERTIFICATE BY ANY PLAN SUBJECT TO SIMILAR LAW, SUCH ACQUISITION, HOLDING AND DISPOSITION BY SUCH GOVERNMENTAL PLAN WILL NOT CONSTITUTE OR OTHERWISE RESULT IN A NON-EXEMPT VIOLATION OF SIMILAR LAW.

THIS CERTIFICATE REPRESENTS A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT", AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G(a)(1) AND 860D OF THE CODE.

THE PORTION OF THE CERTIFICATE BALANCE OF THE CERTIFICATES EVIDENCED BY THIS CERTIFICATE WILL BE DECREASED BY THE PORTION OF PRINCIPAL DISTRIBUTIONS ON THE CERTIFICATES AND THE PORTION OF REALIZED LOSSES ALLOCABLE TO THIS CERTIFICATE AND WILL BE INCREASED BY RECOVERIES ON THE RELATED MORTGAGE LOANS FOR NONRECOVERABLE ADVANCES (PLUS INTEREST THEREON) THAT WERE PREVIOUSLY REIMBURSED FROM PRINCIPAL COLLECTIONS ON THE MORTGAGE LOANS THAT RESULTED IN A REDUCTION OF THE PRINCIPAL DISTRIBUTION AMOUNT. ACCORDINGLY, THE CERTIFICATE BALANCE OF THIS CERTIFICATE MAY BE LESS THAN THAT SET FORTH BELOW. ANYONE ACQUIRING THIS CERTIFICATE MAY ASCERTAIN ITS CURRENT CERTIFICATE BALANCE BY INQUIRY OF THE CERTIFICATE ADMINISTRATOR.

A-18-2

THIS CERTIFICATE IS SUBORDINATED TO THE [CLASS A-1, CLASS A-2, CLASS A-3, CLASS A-4, CLASS A-5, CLASS A-SB, CLASS X-A, CLASS X-B, CLASS X-C, CLASS X-D, CLASS X-E, CLASS X-F, CLASS X-NR, CLASS A-S, CLASS B, CLASS C AND CLASS D] CERTIFICATES AS AND TO THE EXTENT SET FORTH IN THE POOLING AND SERVICING AGREEMENT REFERRED TO HEREIN.

PASS-THROUGH RATE: [_____]%

DENOMINATION: $[   ]

DATE OF POOLING AND SERVICING
AGREEMENT: AS OF [_____], 20[__]

CUT-OFF DATE: AS SET FORTH IN THE
POOLING AND SERVICING AGREEMENT (AS
DEFINED HEREIN)

CLOSING DATE: [_____], 20[__]

FIRST DISTRIBUTION DATE:
[_____], 20[__]

APPROXIMATE AGGREGATE
CERTIFICATE BALANCE
OF THE [CLASS E] CERTIFICATES
AS OF THE CLOSING DATE: $[_____]

MASTER SERVICER: [MASTER SERVICER]

SPECIAL SERVICER: [SPECIAL SERVICER]

TRUSTEE: [TRUSTEE]

CERTIFICATE ADMINISTRATOR: [CERTIFICATE
ADMINISTRATOR]

OPERATING ADVISOR: [OPERATING ADVISOR]

ASSET REPRESENTATIONS REVIEWER: [ASSET
REPRESENTATIONS REVIEWER]

CUSIP NO.: [   ]

ISIN NO.: [   ]

COMMON CODE NO.: [   ]

CERTIFICATE NO.: [E]-[_] [E-S]-[_]

A-18-4

[CLASS E] CERTIFICATE

evidencing a beneficial ownership interest in a Trust Fund, consisting primarily of a pool of commercial mortgage loans (the "Mortgage Loans" (and a separate trust subordinate companion loan interest in a commercial mortgage loan)), all payments on or collections in respect of the Mortgage Loans and the Trust Subordinate Companion Loan due after the Cut-off Date, all REO Properties and revenues received in respect thereof, the mortgagee's rights under the insurance policies, any Assignment of Leases, and any guaranties or other collateral as security for the Mortgage Loans and such amounts as shall from time to time be held in the Collection Account, the Distribution Accounts, the Interest Reserve Account, the Gain-on-Sale Reserve Account and the REO Accounts, formed and sold by

BANC OF AMERICA MERRILL LYNCH COMMERCIAL MORTGAGE INC.

THIS CERTIFIES THAT CEDE & CO. is the registered owner of the interest evidenced by this Certificate in the [Class E] Certificates issued by the Issuing Entity created pursuant to the Pooling and Servicing Agreement, dated as of [_____], 20[__] (the "Pooling and Servicing Agreement"), among BANC OF AMERICA MERRILL LYNCH COMMERCIAL MORTGAGE INC. (hereinafter called the "Depositor", which term includes any successor entity under the Pooling and Servicing Agreement), the Trustee, the Master Servicer, the Special Servicer, the Certificate Administrator, the Asset Representations Reviewer and the Operating Advisor. A summary of certain of the pertinent provisions of the Pooling and Servicing Agreement is set forth hereafter. To the extent not defined herein, the capitalized terms used herein shall have the meanings assigned thereto in the Pooling and Servicing Agreement.

This Certificate is one of a duly authorized issue of Certificates designated as Certificates of the series specified on the face hereof (herein called the "Certificates") and representing an interest in the Class of Certificates specified on the face hereof equal to the quotient expressed as a percentage obtained by dividing the Denomination of this Certificate specified on the face hereof, by the aggregate initial Certificate Balance of the [Class E] Certificates. The Certificates are designated as the [ISSUING ENTITY], Commercial Mortgage Pass-Through Certificates, [SERIES] and are issued in the classes as specifically set forth in the Pooling and Servicing Agreement. The Certificates will evidence in the aggregate 100% of the beneficial ownership of the Issuing Entity.

This Certificate does not purport to summarize the Pooling and Servicing Agreement and reference is made to that agreement for information with respect to the interests, rights, benefits, obligations, proceeds, and duties evidenced hereby and the rights, duties and obligations of the Trustee and the Certificate Administrator. This Certificate is issued under and is subject to the terms, provisions and conditions of the Pooling and Servicing Agreement, to which Pooling and Servicing Agreement, as amended from time to time, the Certificateholder by virtue of the acceptance hereof assents and by which the Certificateholder is bound. In the case of any conflict between terms specified in this Certificate and terms specified in the Pooling and Servicing Agreement, the terms of the Pooling and Servicing Agreement shall govern.

This Certificate represents a "regular interest" in a "real estate mortgage investment conduit", as those terms are defined, respectively, in Sections 860G(a)(1) and 860D of the Internal Revenue Code of 1986, as amended. Each Holder of this Certificate, by acceptance hereof, agrees to treat, and take no action inconsistent with the treatment of, this Certificate in accordance with the preceding sentence for purposes of federal income taxes, state and local income and franchise taxes and other taxes imposed on or measured by income.

Pursuant to the terms of the Pooling and Servicing Agreement, the Certificate Administrator shall distribute to the Person in whose name this Certificate is registered as of the related Record Date, an amount equal to such Person's *pro rata* share (based on the Percentage Interest represented by this Certificate) of that portion of the aggregate amount of principal and interest then distributable, if any, allocable to the Class of Certificates of the same Class as this Certificate for such Distribution Date, all as more fully described in the Pooling and Servicing Agreement. All sums distributable on this Certificate are payable in the coin or currency of the United States of America as at the time of payment is legal tender for the payment of public and private debts.

Interest on this Certificate will accrue (computed as if each year consisted of 360 days and each month consisted of 30 days) during the Interest Accrual Period relating to such Distribution Date at the [Class E] Pass-Through Rate specified above on the Certificate Balance of this Certificate immediately prior to each

A-18-5

Distribution Date. Principal and interest allocated to this Certificate on any Distribution Date will be in an amount equal to this Certificate's *pro rata* share of the Available Funds to be distributed on the Certificates of this Class as of such Distribution Date, with a final distribution to be made upon retirement of this Certificate as set forth in the Pooling and Servicing Agreement.

Realized Losses and certain other amounts on the Mortgage Loans shall be allocated on the applicable Distribution Date to Certificateholders in the manner set forth in the Pooling and Servicing Agreement. All Realized Losses on the Mortgage Loans allocated to any Class of Certificates will be allocated *pro rata* among the outstanding Certificates of such Class.

This Certificate is limited in right of payment to, among other things, certain collections and recoveries respecting the Mortgage Loans, all as more specifically set forth in the Pooling and Servicing Agreement. As provided in the Pooling and Servicing Agreement, the Collection Account and the Distribution Accounts will be held on behalf of the Trustee on behalf of the Holders of Certificates specified in the Pooling and Servicing Agreement and the Master Servicer (with respect to the Collection Account) or the Certificate Administrator (with respect to the Distribution Accounts) will be authorized to make withdrawals therefrom. Amounts on deposit in such accounts may be invested in Permitted Investments. Interest or other investment income earned on funds in the Collection Account will be paid to the Master Servicer as set forth in the Pooling and Servicing Agreement. As provided in the Pooling and Servicing Agreement, withdrawals from the Collection Account shall be made from time to time for purposes other than distributions to Certificateholders, such purposes including reimbursement of certain expenses incurred with respect to the servicing of the Mortgage Loans and the Trust Subordinate Companion Loan and administration of the Issuing Entity.

All distributions under the Pooling and Servicing Agreement to a Class of Certificates shall be made on each Distribution Date (other than the final distribution on any Certificate) to Certificateholders of record on the related Record Date by check mailed to the address set forth therefor in the Certificate Register or, provided that such Certificateholder has provided the Certificate Administrator with wire instructions in writing at least five Business Days prior to the related Record Date, by wire transfer of immediately available funds to the account of such Certificateholder at a bank or other entity having appropriate facilities therefor. The final distribution on this Certificate (determined without regard to any possible future reimbursement of Realized Losses previously allocated to this Certificate) shall be made in like manner, but only upon presentment and surrender of this Certificate at the offices of the Certificate Registrar or such other location specified in the notice to Certificateholders of such final distribution.

Any funds not distributed on the final Distribution Date because of the failure of Certificateholders to tender their Certificates shall be set aside and held uninvested in trust and credited to the account or accounts of the appropriate non-tendering Holder or Holders. If any Certificates as to which notice has been posted pursuant to Section 4.01(i) of the Pooling and Servicing Agreement shall not have been surrendered for cancellation within six months after the time specified in such notice, the Certificate Administrator shall mail a second notice to the remaining non-tendering Certificateholders to surrender their Certificates for cancellation in order to receive the final distribution with respect thereto. If within one year after the second notice all such Certificates shall not have been surrendered for cancellation, the Certificate Administrator shall, directly or through an agent, take steps to contact the remaining non-tendering Certificateholders concerning surrender of their Certificates as it shall deem appropriate. The costs and expenses of holding such funds in trust and of contacting such Certificateholders following the first anniversary of the delivery of such second notice to the non-tendering Certificateholders shall be paid out of such funds. No interest shall accrue or be payable to any Certificateholder on any amount held in trust as a result of such Certificateholder's failure to surrender its Certificate(s) for final payment thereof in accordance with Section 4.01(i) of the Pooling and Servicing Agreement.

As provided in the Pooling and Servicing Agreement and subject to certain limitations therein set forth, the transfer of this Certificate is registerable in the Certificate Register only upon surrender of this Certificate for registration of transfer at the office of the Certificate Registrar or at the office of its transfer agent, duly endorsed by, or accompanied by an assignment in the form below or other written instrument of transfer in form satisfactory to the Certificate Registrar duly executed by the Holder hereof or such Holder's attorney-in-fact duly authorized in writing, and thereupon one or more new Certificates of the same Class in authorized Denominations will be issued to the designated transferee or transferees.

Subject to the terms of the Pooling and Servicing Agreement, the [Class E] Certificates will be issued in book-entry form through the facilities of DTC in minimum denominations of $[_____], and in integral multiples of $[_] in excess thereof, with one Certificate of each such Class evidencing an additional amount equal to the remainder of the initial Certificate Balance of such Class.

No fee or service charge shall be imposed by the Certificate Registrar for its services in respect of any registration of transfer or exchange referred to in Section 5.03 of the Pooling and Servicing Agreement. In connection with any transfer to an Institutional Accredited Investor, the Transferor shall reimburse the Issuing Entity for any costs (including the cost of the Certificate Registrar's counsel's review of the documents and any legal opinions, submitted by the transferor or transferee to the Certificate Registrar as provided in Section 5.03 of the Pooling and Servicing Agreement) incurred by the Certificate Registrar in connection with such transfer. The Certificate Registrar may require payment by each transferor of a sum sufficient to cover any tax, expense or other governmental charge payable in connection with any such transfer or exchange.

The Trustee, the Certificate Administrator, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer and the Certificate Registrar and any of their agents may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and neither the Trustee, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Registrar nor any such agents shall be affected by any notice to the contrary.

The Pooling and Servicing Agreement may be amended from time to time by the parties thereto, without the consent of any of the Certificateholders or the Companion Holders:

(i)   to correct any defect or ambiguity in the Pooling and Servicing Agreement in order to address any manifest error in any provision of the Pooling and Servicing Agreement;

(ii)   to cause the provisions in the Pooling and Servicing Agreement to conform or be consistent with or in furtherance of the statements made in the Prospectus with respect to the Certificates, the Issuing Entity or the Pooling and Servicing Agreement or to correct or supplement any of its provisions which may be inconsistent with any other provisions therein or to correct any error;

(iii)   to change the timing and/or nature of deposits in the Collection Account, the Distribution Accounts or any REO Account; provided that (a) the Master Servicer Remittance Date shall in no event be later than the Business Day prior to the related Distribution Date and (b) such change shall not adversely affect in any material respect the interests of any Certificateholder, as evidenced in writing by an Opinion of Counsel at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each Rating Agency with respect to such amendment;

(iv)   to amend any provision of the Pooling and Servicing Agreement to the extent necessary or desirable to maintain the status of each REMIC (or any grantor trust portion of the Issuing Entity) for the purposes of federal income tax law (or comparable provisions of state income tax law);

(v)   to modify, eliminate or add to the provisions of Section 5.03(n) of the Pooling and Servicing Agreement or any other provision of the Pooling and Servicing Agreement restricting transfer of the Class R Certificates; provided the Depositor has determined that such change shall not, as evidenced by an Opinion of Counsel, cause the Issuing Entity, any Trust REMIC or any of the Certificateholders (other than the Transferor) to be subject to a federal tax caused by a Transfer to a Person that is a Disqualified Organization or a Non-U.S. Tax Person;

(vi)   to amend any provision of the Pooling and Servicing Agreement to the extent necessary or desirable to list the Certificates on a stock exchange, including, without limitation, the appointment of one or more sub-certificate administrators and the requirement that certain information be delivered to such sub-certificate administrators;

(vii)   to make any other provisions with respect to matters or questions arising under or with respect to the Pooling and Servicing Agreement not inconsistent with the provisions therein;

A-18-7

(viii)   to modify, alter, amend, add or to rescind any of the provisions contained in the Pooling and Servicing Agreement if and to the extent necessary to comply with any rules or regulations promulgated, or any guidance provided with respect to Rule 15Ga-1 under the Exchange Act, by the SEC from time to time;

(ix)   to modify the provisions of Sections 3.05 and 3.17 of the Pooling and Servicing Agreement (with respect to reimbursement of Nonrecoverable Advances and Workout-Delayed Reimbursement Amounts) if (a) the Depositor, the Master Servicer, the Trustee and, for so long as a Control Event has not occurred and is not continuing, the Directing Certificateholder, determine that the commercial mortgage backed securities industry standard for such provisions has changed, in order to conform to such industry standard, (b) each Rating Agency shall have been provided with a Rating Agency Communication with respect to such modification, and (c) if no Control Termination Event or Consultation Termination Event has occurred and is continuing, the Directing Certificateholder consents to such modification;

(x)   to modify the procedures of the Pooling and Servicing Agreement relating to compliance with Rule 17g-5 of the Exchange Act; provided that if such modification materially increases the obligations of the Trustee, the Certificate Administrator, the Custodian, the Asset Representations Reviewer, the 17g-5 Information Provider, the Operating Advisor, the Depositor, the Master Servicer or the Special Servicer, then the consent of such party will be required;

(xi)   in the event of a TIA Applicability Determination, to modify, eliminate or add to the provisions of the Pooling and Servicing Agreement to such extent as shall be necessary to (A) effect the qualification of the Pooling and Servicing Agreement under the TIA or under any similar federal statute hereafter enacted and to add to the Pooling and Servicing Agreement such other provisions as may be expressly required by the TIA, and (B) modify such other provisions as are necessary to conform the Pooling and Servicing Agreement and be consistent with the modifications made pursuant to the preceding clause (A); provided that any amendment pursuant to this clause (xi) shall be at the sole cost and expense of the Depositor; and

(xii)   any other amendment which does not adversely affect in any material respect the interests of any Certificateholder (unless such Certificateholder consents).

Notwithstanding the foregoing, no such amendment (A) may change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under any Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary thereunder, without the consent of such Mortgage Loan Seller or (B) materially and adversely affects the holders of a Companion Loan without such Companion Holder's consent.

The Pooling and Servicing Agreement may also be amended from time to time by the parties thereto with the consent of the Holders of Certificates of each Class affected by such amendment evidencing in the aggregate not less than 51% of the aggregate Percentage Interests constituting the Class for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Pooling and Servicing Agreement or of modifying in any manner the rights of the Holders of Certificates of such Class; provided, however, that no such amendment shall:

(i)   reduce in any manner the amount of, or delay the timing of, payments received on the Mortgage Loans or the Trust Subordinate Companion Loan that are required to be distributed on a Certificate of any Class without the consent of the Holder of the Certificate or which are required to be distributed to a Companion Holder without the consent of such Companion Holder; or

(ii)   reduce the aforesaid percentage of Certificates of any Class the Holders of which are required to consent to any such amendment or remove the requirement to obtain consent of any Companion Holder or Holder of [LOAN SPECIFIC CLASS] Certificates, in any such case without the consent of the Holders of all Certificates of such Class then outstanding or such Companion Holders, as applicable; or

A-18-8

(iii)   adversely affect the Voting Rights of any Class of Certificates without the consent of the Holders of all Certificates of such Class then outstanding; or

(iv)   change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under such Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary under the Pooling and Servicing Agreement, without the consent of such Mortgage Loan Seller; or

(v)   amend the Servicing Standard without the consent of 100% of the Certificateholders or receipt of Rating Agency Confirmation from each Rating Agency and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates pursuant to Section 3.27 of the Pooling and Servicing Agreement) and, if required under the related Intercreditor Agreement, the consent of the holder of any AB Subordinate Companion Loan for each Serviced AB Whole Loan.

Further, notwithstanding the foregoing, none of the Operating Advisor, the Trustee, the Certificate Administrator, the Depositor, the Master Servicer, the Asset Representations Reviewer nor the Special Servicer will be required to consent to any amendment to the Pooling and Servicing Agreement without having first received an Opinion of Counsel (at the Issuing Entity's expense) to the effect that such amendment is permitted under the Pooling and Servicing Agreement and that such amendment or the exercise of any power granted to the Master Servicer, the Special Servicer, the Depositor, the Trustee, the Certificate Administrator, the Asset Representations Reviewer or any other specified person in accordance with such amendment will not result in the imposition of a tax on any portion of the Issuing Entity or any Trust REMIC, or cause any Trust REMIC to fail to qualify as a REMIC or cause the Grantor Trust to fail to qualify as a grantor trust under the relevant provisions of the Code. Furthermore, no amendment to the Pooling and Servicing Agreement may be made that changes in any material respect to the rights of the [LOAN SPECIFIC CLASS] Certificates without the consent of such Class and no amendment to the Pooling and Servicing Agreement may be made that changes any provisions specifically required to be included in the Pooling and Servicing Agreement by the [LOAN SPECIFIC] Intercreditor Agreement without the consent of the holder of the related Non-Serviced Pari Passu Companion Loan(s).

The Holders of the majority of the Controlling Class, the Special Servicer, the Master Servicer or the Holders of the Class R Certificates may, in that order of priority, at their option, upon 60 days' prior notice given to the Trustee, the Certificate Administrator and each of the other parties to the Pooling and Servicing Agreement, purchase all of the Mortgage Loans (for the avoidance of doubt, excluding the Trust Subordinate Companion Loan) (and all property acquired through exercise of remedies in respect of any related Mortgage Loan) and the Issuing Entity's portion of each REO Property (other than any portion related to the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) remaining in the Issuing Entity, and thereby effect termination of the Issuing Entity and early retirement of the then-outstanding Certificates, on or after the first Distribution Date on which the aggregate Stated Principal Balances of the Mortgage Loans and the Issuing Entity's portion of any REO Loans remaining in the Issuing Entity is less than [_____].

Following the date on which the [APPLICABLE CLASSES] Certificates are retired (and provided that there is only one Holder (or multiple Holders acting in unanimity) of the then-outstanding Certificates (other than the [LOAN SPECIFIC CLASS], Class [ARD] and Class R Certificates)), the Sole Certificateholder may, at its option exchange (subject to the Master Servicer's consent) all of its Certificates (other than the [LOAN SPECIFIC CLASS], Class [ARD] and Class R Certificates) for all of the Mortgage Loans (for the avoidance of doubt, excluding the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) and the Issuing Entity's portion of each REO Property (other than any portion related to the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) remaining in the Issuing Entity pursuant to the terms of the Pooling and Servicing Agreement. If the Trust Subordinate Companion Loan is the sole remaining asset of the Issuing Entity, the Holders of the [LOAN SPECIFIC CLASS] Certificates may exchange their Certificates for the Trust Subordinate Companion Loan and terminate the Issuing Entity pursuant to the terms of the Pooling and Servicing Agreement.

A-18-9

The obligations created by the Pooling and Servicing Agreement and the Issuing Entity created thereby (other than the obligation of the Certificate Administrator to make payments to Certificateholders as provided for in the Pooling and Servicing Agreement), shall terminate upon reduction of the Certificate Balances of all the Certificates to zero (including, without limitation, any such final payment resulting from a termination of the Issuing Entity due to a sale of its property) pursuant to the terms of the Pooling and Servicing Agreement. In no event, however, will the Trust created by the Pooling and Servicing Agreement continue beyond the expiration of 21 years from the death of the last survivor of the descendants of Joseph P. Kennedy, the late Ambassador of the United States to the Court of St. James, living on the date hereof.

Unless the certificate of authentication hereon has been executed by the Authenticating Agent, by manual signature, this Certificate shall not be entitled to any benefit under the Pooling and Servicing Agreement or be valid for any purpose. The Certificate Registrar has executed this Certificate on behalf of the Issuing Entity as Certificate Registrar under the Pooling and Servicing Agreement and makes no representation or warranty as to any of the statements contained herein or the validity or sufficiency of the Certificates or the Mortgage Loans.

THIS CERTIFICATE AND THE POOLING AND SERVICING AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH, AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES APPLIED IN NEW YORK.

USActive 33104371.6

IN WITNESS WHEREOF, the Certificate Registrar has caused this Certificate to be duly executed under this official seal.

[CERTIFICATE REGISTRAR], not in its individual capacity but solely as Certificate Registrar under the Pooling and Servicing Agreement

Dated: _____ B
y: _____
AUTHORIZED SIGNATORY

Dated: [_____], 20[__]

CERTIFICATE OF AUTHENTICATION

THIS IS ONE OF THE [CLASS E] CERTIFICATES REFERRED TO IN THE WITHIN-MENTIONED POOLING AND SERVICING AGREEMENT.

[AUTHENTICATING AGENT], as Authenticating Agent

By: _____
AUTHORIZED SIGNATORY

A-18-11

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM	-	as tenant in common
TEN ENT	-	as tenants by the entireties
JT TEN	-	as joint tenants with rights of survivorship and not as tenants in common

UNIF GIFT MIN ACT _____ Custodian
(Cust)

Under Uniform Gifts to Minors

Act _____
(State)

Additional abbreviations may also be used though not in the above list.

FORM OF TRANSFER

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto _____

_____
(Please insert Social Security or other identifying number of Assignee)

_____
(Please print or typewrite name and address of assignee)

_____

the within Certificate and does hereby or irrevocably constitute and appoint to transfer the said Certificate in the Certificate register of the within-named Trust, with full power of substitution in the premises.

Dated: _____

NOTICE: The signature to this assignment must correspond with the name as written upon the face of this Certificate in every particular without alteration or enlargement or any change whatever.

_____
SIGNATURE GUARANTEED

The signature must be guaranteed by a commercial bank or trust company or by a member firm of the New York Stock Exchange or another national securities exchange. Notarized or witnessed signatures are not acceptable.

A-18-12

DISTRIBUTION INSTRUCTIONS

The assignee should include the following for purposes of distribution:

Distributions shall be made, by wire transfer or otherwise, in immediately available funds to _____ for the account of _____ account number _____ or, if mailed by check, to _____. Statements should be mailed to _____. This information is provided by assignee named above, or _____, as its agent.

FORM OF [CLASS F] CERTIFICATE

[CLASS F]

[ISSUING ENTITY]

COMMERCIAL MORTGAGE PASS-THROUGH CERTIFICATES

[SERIES], [CLASS F]

[THIS CERTIFICATE IS A TEMPORARY REGULATION S BOOK-ENTRY CERTIFICATE FOR PURPOSES OF REGULATION S ("REGULATION S") UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). NEITHER THIS TEMPORARY REGULATION S BOOK-ENTRY CERTIFICATE NOR ANY INTEREST HEREIN MAY BE OFFERED, SOLD OR DELIVERED, EXCEPT AS PERMITTED UNDER THE POOLING AND SERVICING AGREEMENT REFERRED TO BELOW.

NO BENEFICIAL OWNERS OF THIS TEMPORARY REGULATION S BOOK-ENTRY CERTIFICATE SHALL BE ENTITLED TO RECEIVE PAYMENTS OF PRINCIPAL OR INTEREST HEREON UNLESS THE REQUIRED CERTIFICATIONS HAVE BEEN DELIVERED PURSUANT TO THE TERMS OF THE POOLING AND SERVICING AGREEMENT.][1]

[UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE CERTIFICATE REGISTRAR FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.][2]

[TRANSFERS OF THIS BOOK-ENTRY CERTIFICATE SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF DTC OR A SUCCESSOR THEREOF OR SUCH SUCCESSOR'S NOMINEE, AND TRANSFERS OF BENEFICIAL INTERESTS IN THIS BOOK-ENTRY CERTIFICATE SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE POOLING AND SERVICING AGREEMENT REFERRED TO BELOW.][3]

THIS CERTIFICATE DOES NOT REPRESENT AN INTEREST IN OR OBLIGATION OF THE DEPOSITOR, THE SPONSORS, THE MASTER SERVICER, THE SPECIAL SERVICER, THE TRUSTEE, THE CERTIFICATE ADMINISTRATOR, THE OPERATING ADVISOR, THE INITIAL PURCHASERS, THE MORTGAGE LOAN SELLERS, THE ASSET REPRESENTATIONS REVIEWER OR ANY OF THEIR RESPECTIVE AFFILIATES. NEITHER THIS CERTIFICATE NOR THE UNDERLYING MORTGAGE LOANS ARE INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OR INSTRUMENTALITY OR PRIVATE INSURER.

---

[1]   Temporary Regulation S Book-Entry Certificate legend.

[2]   Legend required as long as DTC is the Depository under the Pooling and Servicing Agreement.

[3]   Book-Entry Certificate legend.

PRINCIPAL PAYMENTS IN RESPECT OF THIS CERTIFICATE ARE DISTRIBUTABLE AS SET FORTH IN THE POOLING AND SERVICING AGREEMENT. ACCORDINGLY, THE OUTSTANDING CERTIFICATE BALANCE OF THIS CERTIFICATE AT ANY TIME MAY BE LESS THAN THE INITIAL CERTIFICATE BALANCE SET FORTH BELOW.

THIS CERTIFICATE HAS NOT BEEN AND WILL NOT BE REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE OR FOREIGN SECURITIES LAW. THE HOLDER HEREOF, BY PURCHASING THIS CERTIFICATE, AGREES THAT THIS CERTIFICATE MAY BE REOFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A)(1) PURSUANT TO RULE 144A UNDER THE SECURITIES ACT ("RULE 144A") TO A PERSON THAT THE HOLDER REASONABLY BELIEVES IS A "QUALIFIED INSTITUTIONAL BUYER", WITHIN THE MEANING OF RULE 144A (A "QIB"), OR IS PURCHASING FOR THE ACCOUNT OF A QIB, AND WHOM THE HOLDER HAS INFORMED THAT THE REOFFER, RESALE, PLEDGE, OR OTHER TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (2) TO AN INSTITUTION THAT IS A NON-"U.S. PERSON" IN AN "OFFSHORE TRANSACTION" AS DEFINED IN, AND IN ACCORDANCE WITH RULE 903 OR RULE 904 OF, REGULATION S UNDER THE SECURITIES ACT, OR (3) TO AN INSTITUTION THAT IS AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501(a)(1), (2), (3) OR (7) OF REGULATION D UNDER THE SECURITIES ACT OR ANY ENTITY IN WHICH ALL OF THE EQUITY OWNERS COME WITHIN SUCH PARAGRAPHS, AND (B) IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION.

THIS CERTIFICATE MAY NOT BE PURCHASED BY OR PLEDGED, SOLD OR OTHERWISE TRANSFERRED TO ANY PERSON THAT IS OR BECOMES AN EMPLOYEE BENEFIT PLAN OR OTHER PLAN THAT IS SUBJECT TO THE FIDUCIARY RESPONSIBILITY PROVISIONS OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), OR TO SECTION 4975 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE"), OR A GOVERNMENTAL PLAN (AS DEFINED IN SECTION 3(32) OF ERISA) OR OTHER PLAN THAT IS SUBJECT TO ANY FEDERAL, STATE OR LOCAL LAW THAT IS, TO A MATERIAL EXTENT, SIMILAR TO THE FOREGOING PROVISIONS OF ERISA OR THE CODE ("SIMILAR LAW"), OR ANY PERSON ACTING ON BEHALF OF ANY SUCH PLAN OR USING THE ASSETS OF SUCH PLAN TO ACQUIRE THIS CERTIFICATE, UNLESS (A)(I) SUCH PERSON IS AN "INSURANCE COMPANY GENERAL ACCOUNT" WITHIN THE MEANING OF PROHIBITED TRANSACTION CLASS EXEMPTION 95-60, AND (II) ALL CONDITIONS OF SECTIONS I AND III OF PROHIBITED TRANSACTION CLASS EXEMPTION 95-60 WILL BE MET WITH RESPECT TO SUCH INSURANCE COMPANY GENERAL ACCOUNT'S ACQUISITION, HOLDING AND DISPOSITION OF THIS CERTIFICATE, OR (B) WITH RESPECT TO THE ACQUISITION, HOLDING OR DISPOSITION OF THIS CERTIFICATE BY ANY PLAN SUBJECT TO SIMILAR LAW, SUCH ACQUISITION, HOLDING AND DISPOSITION BY SUCH GOVERNMENTAL PLAN WILL NOT CONSTITUTE OR OTHERWISE RESULT IN A NON-EXEMPT VIOLATION OF SIMILAR LAW.

THIS CERTIFICATE REPRESENTS A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT", AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G(a)(1) AND 860D OF THE CODE.

THE PORTION OF THE CERTIFICATE BALANCE OF THE CERTIFICATES EVIDENCED BY THIS CERTIFICATE WILL BE DECREASED BY THE PORTION OF PRINCIPAL DISTRIBUTIONS ON THE CERTIFICATES AND THE PORTION OF REALIZED LOSSES ALLOCABLE TO THIS CERTIFICATE AND WILL BE INCREASED BY RECOVERIES ON THE RELATED MORTGAGE LOANS FOR NONRECOVERABLE ADVANCES (PLUS INTEREST THEREON) THAT WERE PREVIOUSLY REIMBURSED FROM PRINCIPAL COLLECTIONS ON THE MORTGAGE LOANS THAT RESULTED IN A REDUCTION OF THE PRINCIPAL DISTRIBUTION AMOUNT. ACCORDINGLY, THE CERTIFICATE BALANCE OF THIS CERTIFICATE MAY BE LESS THAN THAT SET FORTH BELOW. ANYONE ACQUIRING THIS CERTIFICATE MAY ASCERTAIN ITS CURRENT CERTIFICATE BALANCE BY INQUIRY OF THE CERTIFICATE ADMINISTRATOR.

THIS CERTIFICATE IS SUBORDINATED TO THE [CLASS A-1, CLASS A-2, CLASS A-3, CLASS A-4, CLASS A-5, CLASS A-SB, CLASS X-A, CLASS X-B, CLASS X-C, CLASS X-D, CLASS X-E, CLASS X-F, CLASS X-NR, CLASS A-S, CLASS B, CLASS C, CLASS D AND CLASS E] CERTIFICATES AS AND TO THE EXTENT SET FORTH IN THE POOLING AND SERVICING AGREEMENT REFERRED TO HEREIN.

PASS-THROUGH RATE: [____]%

DENOMINATION: $[   ]

DATE OF POOLING AND SERVICING
AGREEMENT: AS OF [_____], 20[__]

CUT-OFF DATE: AS SET FORTH IN THE
POOLING AND SERVICING AGREEMENT (AS
DEFINED HEREIN)

CLOSING DATE: [_____], 20[__]

FIRST DISTRIBUTION DATE:
[_____], 20[__]

APPROXIMATE AGGREGATE
CERTIFICATE BALANCE
OF THE [CLASS F] CERTIFICATES
AS OF THE CLOSING DATE: $[_____]

MASTER SERVICER: [MASTER SERVICER]

SPECIAL SERVICER: [SPECIAL SERVICER]

TRUSTEE: [TRUSTEE]

CERTIFICATE ADMINISTRATOR: [CERTIFICATE
ADMINISTRATOR]

OPERATING ADVISOR: [OPERATING ADVISOR]

ASSET REPRESENTATIONS REVIEWER: [ASSET
REPRESENTATIONS REVIEWER]

CUSIP NO.: [   ]

ISIN NO.: [   ]

COMMON CODE NO.: [   ]

CERTIFICATE NO.: [F]-[_] [F-S]-[_]

]CLASS F] CERTIFICATE

evidencing a beneficial ownership interest in a Trust Fund, consisting primarily of a pool of commercial mortgage loans (the "Mortgage Loans" (and a separate trust subordinate companion loan interest in a commercial mortgage loan)), all payments on or collections in respect of the Mortgage Loans and the Trust Subordinate Companion Loan due after the Cut-off Date, all REO Properties and revenues received in respect thereof, the mortgagee's rights under the insurance policies, any Assignment of Leases, and any guaranties or other collateral as security for the Mortgage Loans and such amounts as shall from time to time be held in the Collection Account, the Distribution Accounts, the Interest Reserve Account, the Gain-on-Sale Reserve Account and the REO Accounts, formed and sold by

BANC OF AMERICA MERRILL LYNCH COMMERCIAL MORTGAGE INC.

THIS CERTIFIES THAT CEDE & CO. is the registered owner of the interest evidenced by this Certificate in the [Class F] Certificates issued by the Issuing Entity created pursuant to the Pooling and Servicing Agreement, dated as of [_____], 20[__] (the "Pooling and Servicing Agreement"), among BANC OF AMERICA MERRILL LYNCH COMMERCIAL MORTGAGE INC. (hereinafter called the "Depositor", which term includes any successor entity under the Pooling and Servicing Agreement), the Trustee, the Master Servicer, the Special Servicer, the Certificate Administrator, the Asset Representations Reviewer and the Operating Advisor. A summary of certain of the pertinent provisions of the Pooling and Servicing Agreement is set forth hereafter. To the extent not defined herein, the capitalized terms used herein shall have the meanings assigned thereto in the Pooling and Servicing Agreement.

This Certificate is one of a duly authorized issue of Certificates designated as Certificates of the series specified on the face hereof (herein called the "Certificates") and representing an interest in the Class of Certificates specified on the face hereof equal to the quotient expressed as a percentage obtained by dividing the Denomination of this Certificate specified on the face hereof, by the aggregate initial Certificate Balance of the [Class F] Certificates. The Certificates are designated as the [ISSUING ENTITY], Commercial Mortgage Pass-Through Certificates, [SERIES] and are issued in the classes as specifically set forth in the Pooling and Servicing Agreement. The Certificates will evidence in the aggregate 100% of the beneficial ownership of the Issuing Entity.

This Certificate does not purport to summarize the Pooling and Servicing Agreement and reference is made to that agreement for information with respect to the interests, rights, benefits, obligations, proceeds, and duties evidenced hereby and the rights, duties and obligations of the Trustee and the Certificate Administrator. This Certificate is issued under and is subject to the terms, provisions and conditions of the Pooling and Servicing Agreement, to which Pooling and Servicing Agreement, as amended from time to time, the Certificateholder by virtue of the acceptance hereof assents and by which the Certificateholder is bound. In the case of any conflict between terms specified in this Certificate and terms specified in the Pooling and Servicing Agreement, the terms of the Pooling and Servicing Agreement shall govern.

This Certificate represents a "regular interest" in a "real estate mortgage investment conduit", as those terms are defined, respectively, in Sections 860G(a)(1) and 860D of the Internal Revenue Code of 1986, as amended. Each Holder of this Certificate, by acceptance hereof, agrees to treat, and take no action inconsistent with the treatment of, this Certificate in accordance with the preceding sentence for purposes of federal income taxes, state and local income and franchise taxes and other taxes imposed on or measured by income.

Pursuant to the terms of the Pooling and Servicing Agreement, the Certificate Administrator shall distribute to the Person in whose name this Certificate is registered as of the related Record Date, an amount equal to such Person's *pro rata* share (based on the Percentage Interest represented by this Certificate) of that portion of the aggregate amount of principal and interest then distributable, if any, allocable to the Class of Certificates of the same Class as this Certificate for such Distribution Date, all as more fully described in the Pooling and Servicing Agreement. All sums distributable on this Certificate are payable in the coin or currency of the United States of America as at the time of payment is legal tender for the payment of public and private debts.

Interest on this Certificate will accrue (computed as if each year consisted of 360 days and each month consisted of 30 days) during the Interest Accrual Period relating to such Distribution Date at the [Class F] Pass-Through Rate specified above on the Certificate Balance of this Certificate immediately prior to each

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Distribution Date. Principal and interest allocated to this Certificate on any Distribution Date will be in an amount equal to this Certificate's *pro rata* share of the Available Funds to be distributed on the Certificates of this Class as of such Distribution Date, with a final distribution to be made upon retirement of this Certificate as set forth in the Pooling and Servicing Agreement.

Realized Losses and certain other amounts on the Mortgage Loans shall be allocated on the applicable Distribution Date to Certificateholders in the manner set forth in the Pooling and Servicing Agreement. All Realized Losses on the Mortgage Loans allocated to any Class of Certificates will be allocated *pro rata* among the outstanding Certificates of such Class.

This Certificate is limited in right of payment to, among other things, certain collections and recoveries respecting the Mortgage Loans, all as more specifically set forth in the Pooling and Servicing Agreement. As provided in the Pooling and Servicing Agreement, the Collection Account and the Distribution Accounts will be held on behalf of the Trustee on behalf of the Holders of Certificates specified in the Pooling and Servicing Agreement and the Master Servicer (with respect to the Collection Account) or the Certificate Administrator (with respect to the Distribution Accounts) will be authorized to make withdrawals therefrom. Amounts on deposit in such accounts may be invested in Permitted Investments. Interest or other investment income earned on funds in the Collection Account will be paid to the Master Servicer as set forth in the Pooling and Servicing Agreement. As provided in the Pooling and Servicing Agreement, withdrawals from the Collection Account shall be made from time to time for purposes other than distributions to Certificateholders, such purposes including reimbursement of certain expenses incurred with respect to the servicing of the Mortgage Loans and the Trust Subordinate Companion Loan and administration of the Issuing Entity.

All distributions under the Pooling and Servicing Agreement to a Class of Certificates shall be made on each Distribution Date (other than the final distribution on any Certificate) to Certificateholders of record on the related Record Date by check mailed to the address set forth therefor in the Certificate Register or, <u>provided</u> that such Certificateholder has provided the Certificate Administrator with wire instructions in writing at least five Business Days prior to the related Record Date, by wire transfer of immediately available funds to the account of such Certificateholder at a bank or other entity having appropriate facilities therefor. The final distribution on this Certificate (determined without regard to any possible future reimbursement of Realized Losses previously allocated to this Certificate) shall be made in like manner, but only upon presentment and surrender of this Certificate at the offices of the Certificate Registrar or such other location specified in the notice to Certificateholders of such final distribution.

Any funds not distributed on the final Distribution Date because of the failure of Certificateholders to tender their Certificates shall be set aside and held uninvested in trust and credited to the account or accounts of the appropriate non-tendering Holder or Holders. If any Certificates as to which notice has been posted pursuant to Section 4.01(i) of the Pooling and Servicing Agreement shall not have been surrendered for cancellation within six months after the time specified in such notice, the Certificate Administrator shall mail a second notice to the remaining non-tendering Certificateholders to surrender their Certificates for cancellation in order to receive the final distribution with respect thereto. If within one year after the second notice all such Certificates shall not have been surrendered for cancellation, the Certificate Administrator shall, directly or through an agent, take steps to contact the remaining non-tendering Certificateholders concerning surrender of their Certificates as it shall deem appropriate. The costs and expenses of holding such funds in trust and of contacting such Certificateholders following the first anniversary of the delivery of such second notice to the non-tendering Certificateholders shall be paid out of such funds. No interest shall accrue or be payable to any Certificateholder on any amount held in trust as a result of such Certificateholder's failure to surrender its Certificate(s) for final payment thereof in accordance with Section 4.01(i) of the Pooling and Servicing Agreement.

As provided in the Pooling and Servicing Agreement and subject to certain limitations therein set forth, the transfer of this Certificate is registerable in the Certificate Register only upon surrender of this Certificate for registration of transfer at the office of the Certificate Registrar or at the office of its transfer agent, duly endorsed by, or accompanied by an assignment in the form below or other written instrument of transfer in form satisfactory to the Certificate Registrar duly executed by the Holder hereof or such Holder's attorney-in-fact duly authorized in writing, and thereupon one or more new Certificates of the same Class in authorized Denominations will be issued to the designated transferee or transferees.

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Subject to the terms of the Pooling and Servicing Agreement, the [Class F] Certificates will be issued in book-entry form through the facilities of DTC in minimum denominations of $[_____], and in integral multiples of $[_] in excess thereof, with one Certificate of each such Class evidencing an additional amount equal to the remainder of the initial Certificate Balance of such Class.

No fee or service charge shall be imposed by the Certificate Registrar for its services in respect of any registration of transfer or exchange referred to in Section 5.03 of the Pooling and Servicing Agreement. In connection with any transfer to an Institutional Accredited Investor, the Transferor shall reimburse the Issuing Entity for any costs (including the cost of the Certificate Registrar's counsel's review of the documents and any legal opinions, submitted by the transferor or transferee to the Certificate Registrar as provided in Section 5.03 of the Pooling and Servicing Agreement) incurred by the Certificate Registrar in connection with such transfer. The Certificate Registrar may require payment by each transferor of a sum sufficient to cover any tax, expense or other governmental charge payable in connection with any such transfer or exchange.

The Trustee, the Certificate Administrator, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer and the Certificate Registrar and any of their agents may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and neither the Trustee, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Registrar nor any such agents shall be affected by any notice to the contrary.

The Pooling and Servicing Agreement may be amended from time to time by the parties thereto, without the consent of any of the Certificateholders or the Companion Holders:

(i)   to correct any defect or ambiguity in the Pooling and Servicing Agreement in order to address any manifest error in any provision of the Pooling and Servicing Agreement;

(ii)   to cause the provisions in the Pooling and Servicing Agreement to conform or be consistent with or in furtherance of the statements made in the Prospectus with respect to the Certificates, the Issuing Entity or the Pooling and Servicing Agreement or to correct or supplement any of its provisions which may be inconsistent with any other provisions therein or to correct any error;

(iii)   to change the timing and/or nature of deposits in the Collection Account, the Distribution Accounts or any REO Account; provided that (a) the Master Servicer Remittance Date shall in no event be later than the Business Day prior to the related Distribution Date and (b) such change shall not adversely affect in any material respect the interests of any Certificateholder, as evidenced in writing by an Opinion of Counsel at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each Rating Agency with respect to such amendment;

(iv)   to amend any provision of the Pooling and Servicing Agreement to the extent necessary or desirable to maintain the status of each REMIC (or any grantor trust portion of the Issuing Entity) for the purposes of federal income tax law (or comparable provisions of state income tax law);

(v)   to modify, eliminate or add to the provisions of Section 5.03(n) of the Pooling and Servicing Agreement or any other provision of the Pooling and Servicing Agreement restricting transfer of the Class R Certificates; provided the Depositor has determined that such change shall not, as evidenced by an Opinion of Counsel, cause the Issuing Entity, any Trust REMIC or any of the Certificateholders (other than the Transferor) to be subject to a federal tax caused by a Transfer to a Person that is a Disqualified Organization or a Non-U.S. Tax Person;

(vi)   to amend any provision of the Pooling and Servicing Agreement to the extent necessary or desirable to list the Certificates on a stock exchange, including, without limitation, the appointment of one or more sub-certificate administrators and the requirement that certain information be delivered to such sub-certificate administrators;

(vii)   to make any other provisions with respect to matters or questions arising under or with respect to the Pooling and Servicing Agreement not inconsistent with the provisions therein;

A-19-7

(viii)   to modify, alter, amend, add or to rescind any of the provisions contained in the Pooling and Servicing Agreement if and to the extent necessary to comply with any rules or regulations promulgated, or any guidance provided with respect to Rule 15Ga-1 under the Exchange Act, by the SEC from time to time;

(ix)   to modify the provisions of Sections 3.05 and 3.17 of the Pooling and Servicing Agreement (with respect to reimbursement of Nonrecoverable Advances and Workout-Delayed Reimbursement Amounts) if (a) the Depositor, the Master Servicer, the Trustee and, for so long as a Control Event has not occurred and is not continuing, the Directing Certificateholder, determine that the commercial mortgage backed securities industry standard for such provisions has changed, in order to conform to such industry standard, (b) each Rating Agency shall have been provided with a Rating Agency Communication with respect to such modification, and (c) if no Control Termination Event or Consultation Termination Event has occurred and is continuing, the Directing Certificateholder consents to such modification;

(x)   to modify the procedures of the Pooling and Servicing Agreement relating to compliance with Rule 17g-5 of the Exchange Act; provided that if such modification materially increases the obligations of the Trustee, the Certificate Administrator, the Custodian, the Asset Representations Reviewer, the 17g-5 Information Provider, the Operating Advisor, the Depositor, the Master Servicer or the Special Servicer, then the consent of such party will be required;

(xi)   in the event of a TIA Applicability Determination, to modify, eliminate or add to the provisions of the Pooling and Servicing Agreement to such extent as shall be necessary to (A) effect the qualification of the Pooling and Servicing Agreement under the TIA or under any similar federal statute hereafter enacted and to add to the Pooling and Servicing Agreement such other provisions as may be expressly required by the TIA, and (B) modify such other provisions as are necessary to conform the Pooling and Servicing Agreement and be consistent with the modifications made pursuant to the preceding clause (A); provided that any amendment pursuant to this clause (xi) shall be at the sole cost and expense of the Depositor; and

(xii)   any other amendment which does not adversely affect in any material respect the interests of any Certificateholder (unless such Certificateholder consents).

Notwithstanding the foregoing, no such amendment (A) may change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under any Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary thereunder, without the consent of such Mortgage Loan Seller or (B) materially and adversely affects the holders of a Companion Loan without such Companion Holder's consent.

The Pooling and Servicing Agreement may also be amended from time to time by the parties thereto with the consent of the Holders of Certificates of each Class affected by such amendment evidencing in the aggregate not less than 51% of the aggregate Percentage Interests constituting the Class for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Pooling and Servicing Agreement or of modifying in any manner the rights of the Holders of Certificates of such Class; provided, however, that no such amendment shall:

(i)   reduce in any manner the amount of, or delay the timing of, payments received on the Mortgage Loans or the Trust Subordinate Companion Loan that are required to be distributed on a Certificate of any Class without the consent of the Holder of the Certificate or which are required to be distributed to a Companion Holder without the consent of such Companion Holder; or

(ii)   reduce the aforesaid percentage of Certificates of any Class the Holders of which are required to consent to any such amendment or remove the requirement to obtain consent of any Companion Holder or Holder of [LOAN SPECIFIC CLASS] Certificates, in any such case without the consent of the Holders of all Certificates of such Class then outstanding or such Companion Holders, as applicable; or

A-19-8

(iii)   adversely affect the Voting Rights of any Class of Certificates without the consent of the Holders of all Certificates of such Class then outstanding; or

(iv)   change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under such Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary under the Pooling and Servicing Agreement, without the consent of such Mortgage Loan Seller; or

(v)   amend the Servicing Standard without the consent of 100% of the Certificateholders or receipt of Rating Agency Confirmation from each Rating Agency and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates pursuant to Section 3.27 of the Pooling and Servicing Agreement) and, if required under the related Intercreditor Agreement, the consent of the holder of any AB Subordinate Companion Loan for each Serviced AB Whole Loan.

Further, notwithstanding the foregoing, none of the Operating Advisor, the Trustee, the Certificate Administrator, the Depositor, the Master Servicer, the Asset Representations Reviewer nor the Special Servicer will be required to consent to any amendment to the Pooling and Servicing Agreement without having first received an Opinion of Counsel (at the Issuing Entity's expense) to the effect that such amendment is permitted under the Pooling and Servicing Agreement and that such amendment or the exercise of any power granted to the Master Servicer, the Special Servicer, the Depositor, the Trustee, the Certificate Administrator, the Asset Representations Reviewer or any other specified person in accordance with such amendment will not result in the imposition of a tax on any portion of the Issuing Entity or any Trust REMIC, or cause any Trust REMIC to fail to qualify as a REMIC or cause the Grantor Trust to fail to qualify as a grantor trust under the relevant provisions of the Code. Furthermore, no amendment to the Pooling and Servicing Agreement may be made that changes in any material respect to the rights of the [LOAN SPECIFIC CLASS] Certificates without the consent of such Class and no amendment to the Pooling and Servicing Agreement may be made that changes any provisions specifically required to be included in the Pooling and Servicing Agreement by the [LOAN SPECIFIC] Intercreditor Agreement without the consent of the holder of the related Non-Serviced Pari Passu Companion Loan(s).

The Holders of the majority of the Controlling Class, the Special Servicer, the Master Servicer or the Holders of the Class R Certificates may, in that order of priority, at their option, upon 60 days' prior notice given to the Trustee, the Certificate Administrator and each of the other parties to the Pooling and Servicing Agreement, purchase all of the Mortgage Loans (for the avoidance of doubt, excluding the Trust Subordinate Companion Loan) (and all property acquired through exercise of remedies in respect of any related Mortgage Loan) and the Issuing Entity's portion of each REO Property (other than any portion related to the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) remaining in the Issuing Entity, and thereby effect termination of the Issuing Entity and early retirement of the then-outstanding Certificates, on or after the first Distribution Date on which the aggregate Stated Principal Balances of the Mortgage Loans and the Issuing Entity's portion of any REO Loans remaining in the Issuing Entity is less than [_____].

Following the date on which the [APPLICABLE CLASSES] Certificates are retired (and provided that there is only one Holder (or multiple Holders acting in unanimity) of the then-outstanding Certificates (other than the [LOAN SPECIFIC CLASS], Class [ARD] and Class R Certificates)), the Sole Certificateholder may, at its option exchange (subject to the Master Servicer's consent) all of its Certificates (other than the [LOAN SPECIFIC CLASS], Class [ARD] and Class R Certificates) for all of the Mortgage Loans (for the avoidance of doubt, excluding the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) and the Issuing Entity's portion of each REO Property (other than any portion related to the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) remaining in the Issuing Entity pursuant to the terms of the Pooling and Servicing Agreement. If the Trust Subordinate Companion Loan is the sole remaining asset of the Issuing Entity, the Holders of the [LOAN SPECIFIC CLASS] Certificates may exchange their Certificates for the Trust Subordinate Companion Loan and terminate the Issuing Entity pursuant to the terms of the Pooling and Servicing Agreement.

The obligations created by the Pooling and Servicing Agreement and the Issuing Entity created thereby (other than the obligation of the Certificate Administrator to make payments to Certificateholders as provided for in the Pooling and Servicing Agreement), shall terminate upon reduction of the Certificate Balances of all the Certificates to zero (including, without limitation, any such final payment resulting from a termination of the Issuing Entity due to a sale of its property) pursuant to the terms of the Pooling and Servicing Agreement. In no event, however, will the Trust created by the Pooling and Servicing Agreement continue beyond the expiration of 21 years from the death of the last survivor of the descendants of Joseph P. Kennedy, the late Ambassador of the United States to the Court of St. James, living on the date hereof.

Unless the certificate of authentication hereon has been executed by the Authenticating Agent, by manual signature, this Certificate shall not be entitled to any benefit under the Pooling and Servicing Agreement or be valid for any purpose. The Certificate Registrar has executed this Certificate on behalf of the Issuing Entity as Certificate Registrar under the Pooling and Servicing Agreement and makes no representation or warranty as to any of the statements contained herein or the validity or sufficiency of the Certificates or the Mortgage Loans.

THIS CERTIFICATE AND THE POOLING AND SERVICING AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH, AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES APPLIED IN NEW YORK.

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        IN WITNESS WHEREOF, the Certificate Registrar has caused this Certificate to be duly executed under this official seal.


[CERTIFICATE REGISTRAR], not in its individual capacity but solely as Certificate Registrar under the Pooling and Servicing Agreement

By: _____
      AUTHORIZED SIGNATORY


Dated: [_____], 20[__]


CERTIFICATE OF AUTHENTICATION


        THIS IS ONE OF THE [CLASS F] CERTIFICATES REFERRED TO IN THE WITHIN-MENTIONED POOLING AND SERVICING AGREEMENT.


[AUTHENTICATING AGENT], as Authenticating Agent

By: _____
      AUTHORIZED SIGNATORY


ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM - as tenant in common

TEN ENT - as tenants by the entireties

JT TEN   - as joint tenants with rights of survivorship and not as tenants in common

UNIF GIFT MIN ACT _____ Custodian

(Cust)

Under Uniform Gifts to Minors

Act _____

(State)

Additional abbreviations may also be used though not in the above list.

FORM OF TRANSFER

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto _____

_____

(Please insert Social Security or other identifying number of Assignee)

_____

(Please print or typewrite name and address of assignee)

_____

the within Certificate and does hereby or irrevocably constitute and appoint to transfer the said Certificate in the Certificate register of the within-named Trust, with full power of substitution in the premises.

Dated: _____

NOTICE: The signature to this assignment must correspond with the name as written upon the face of this Certificate in every particular without alteration or enlargement or any change whatever.

_____

SIGNATURE GUARANTEED

The signature must be guaranteed by a commercial bank or trust company or by a member firm of the New York Stock Exchange or another national securities exchange. Notarized or witnessed signatures are not acceptable.

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DISTRIBUTION INSTRUCTIONS

The assignee should include the following for purposes of distribution:

Distributions shall be made, by wire transfer or otherwise, in immediately available funds to _____ for the account of _____ account number _____ or, if mailed by check, to _____. Statements should be mailed to _____. This information is provided by assignee named above, or _____, as its agent.

FORM OF CLASS [EC] CERTIFICATE

CLASS [EC]

[ISSUING ENTITY]

COMMERCIAL MORTGAGE PASS-THROUGH CERTIFICATES

[SERIES], CLASS [EC]

[UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE CERTIFICATE REGISTRAR FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.][1]

[TRANSFERS OF THIS BOOK-ENTRY CERTIFICATE SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF DTC OR A SUCCESSOR THEREOF OR SUCH SUCCESSOR'S NOMINEE, AND TRANSFERS OF BENEFICIAL INTERESTS IN THIS BOOK-ENTRY CERTIFICATE SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE POOLING AND SERVICING AGREEMENT REFERRED TO BELOW.][2]

THIS CERTIFICATE DOES NOT REPRESENT AN INTEREST IN OR OBLIGATION OF THE DEPOSITOR, THE SPONSORS, THE MASTER SERVICER, THE SPECIAL SERVICER, THE TRUSTEE, THE CERTIFICATE ADMINISTRATOR, THE OPERATING ADVISOR, THE INITIAL PURCHASERS, THE MORTGAGE LOAN SELLERS, THE ASSET REPRESENTATIONS REVIEWER OR ANY OF THEIR RESPECTIVE AFFILIATES. NEITHER THIS CERTIFICATE NOR THE UNDERLYING MORTGAGE LOANS ARE INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OR INSTRUMENTALITY OR PRIVATE INSURER.

PRINCIPAL PAYMENTS IN RESPECT OF THIS CERTIFICATE ARE DISTRIBUTABLE AS SET FORTH IN THE POOLING AND SERVICING AGREEMENT. ACCORDINGLY, THE OUTSTANDING CERTIFICATE BALANCE OF THIS CERTIFICATE AT ANY TIME MAY BE LESS THAN THE INITIAL CERTIFICATE BALANCE SET FORTH BELOW.

IN ADDITION, SUBJECT TO THE CONDITIONS SET FORTH IN THE POOLING AND SERVICING AGREEMENT, THIS CERTIFICATE MAY BE EXCHANGED FOR THE EXCHANGEABLE CERTIFICATES PURSUANT TO THE PROCEDURES SET FORTH IN THE POOLING AND SERVICING AGREEMENT.

THIS CERTIFICATE REPRESENTS A BENEFICIAL INTEREST IN CERTAIN "REGULAR INTERESTS" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT", AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G(a)(1) AND 860D OF THE CODE.

---

[1] Legend required as long as DTC is the Depository under the Pooling and Servicing Agreement.

[2] Book-Entry Certificate legend.

THE PORTION OF THE CERTIFICATE BALANCE OF THE CERTIFICATES EVIDENCED BY THIS CERTIFICATE WILL BE DECREASED BY THE PORTION OF PRINCIPAL DISTRIBUTIONS ON THE CERTIFICATES AND THE PORTION OF REALIZED LOSSES ALLOCABLE TO THIS CERTIFICATE AND WILL BE INCREASED BY RECOVERIES ON THE RELATED MORTGAGE LOANS FOR NONRECOVERABLE ADVANCES (PLUS INTEREST THEREON) THAT WERE PREVIOUSLY REIMBURSED FROM PRINCIPAL COLLECTIONS ON THE MORTGAGE LOANS THAT RESULTED IN A REDUCTION OF THE PRINCIPAL DISTRIBUTION AMOUNT. ACCORDINGLY, THE CERTIFICATE BALANCE OF THIS CERTIFICATE MAY BE LESS THAN THAT SET FORTH BELOW. ANYONE ACQUIRING THIS CERTIFICATE MAY ASCERTAIN ITS CURRENT CERTIFICATE BALANCE BY INQUIRY OF THE CERTIFICATE ADMINISTRATOR.

THIS CERTIFICATE IS SUBORDINATE TO ONE OR MORE OTHER CLASSES OF CERTIFICATES AS AND TO THE EXTENT SET FORTH IN THE POOLING AND SERVICING AGREEMENT REFERRED TO HEREIN.

PASS-THROUGH RATE: N/A.
THE CLASS [EC] CERTIFICATES WILL ONLY
RECEIVE DISTRIBUTIONS OF INTEREST THAT
ARE OTHERWISE DISTRIBUTABLE TO THE
[CLASS A-S], [CLASS B] AND [CLASS C]
CERTIFICATES (THE "EXCHANGEABLE
CERTIFICATES") EXCHANGED FOR SUCH
CLASS [EC] CERTIFICATES.

DENOMINATION: $[   ]

DATE OF POOLING AND SERVICING
AGREEMENT: AS OF [_____], 20[__]

CUT-OFF DATE: AS SET FORTH IN THE
POOLING AND SERVICING AGREEMENT (AS
DEFINED HEREIN)

CLOSING DATE: [_____], 20[__]

FIRST DISTRIBUTION DATE:
[_____], 20[__]

APPROXIMATE AGGREGATE
CERTIFICATE BALANCE
OF THE CLASS [EC] CERTIFICATES
AS OF THE CLOSING DATE: $[_____]
(REPRESENTS THE MAXIMUM PRINCIPAL
BALANCE OF THE CLASS [EC] CERTIFICATES
THAT COULD BE ISSUED IN AN EXCHANGE)

MASTER SERVICER: [MASTER SERVICER]

SPECIAL SERVICER: [SPECIAL SERVICER]

TRUSTEE: [TRUSTEE]

CERTIFICATE ADMINISTRATOR: [CERTIFICATE
ADMINISTRATOR]

OPERATING ADVISOR: [OPERATING ADVISOR]

ASSET REPRESENTATIONS REVIEWER: [ASSET
REPRESENTATIONS REVIEWER]

CUSIP NO.: [   ]

ISIN NO.: [   ]

COMMON CODE NO.: [   ]

CERTIFICATE NO.: [EC-[_]

A-20-3

CLASS [EC] CERTIFICATE

evidencing a beneficial ownership interest in a Trust Fund, consisting primarily of a pool of commercial mortgage loans (the "Mortgage Loans" (and a separate trust subordinate companion loan interest in a commercial mortgage loan)), all payments on or collections in respect of the Mortgage Loans and the Trust Subordinate Companion Loan due after the Cut-off Date, all REO Properties and revenues received in respect thereof, the mortgagee's rights under the insurance policies, any Assignment of Leases, and any guaranties or other collateral as security for the Mortgage Loans and such amounts as shall from time to time be held in the Collection Account, the Distribution Accounts, the Interest Reserve Account, the Gain-on-Sale Reserve Account and the REO Accounts, formed and sold by

BANC OF AMERICA MERRILL LYNCH COMMERCIAL MORTGAGE INC.

THIS CERTIFIES THAT CEDE & CO. is the registered owner of the interest evidenced by this Certificate in the Class [EC] Certificates issued by the Issuing Entity created pursuant to the Pooling and Servicing Agreement, dated as of [_____], 20[__] (the "Pooling and Servicing Agreement"), among BANC OF AMERICA MERRILL LYNCH COMMERCIAL MORTGAGE INC. (hereinafter called the "Depositor", which term includes any successor entity under the Pooling and Servicing Agreement), the Trustee, the Master Servicer, the Special Servicer, the Certificate Administrator, the Asset Representations Reviewer and the Operating Advisor. A summary of certain of the pertinent provisions of the Pooling and Servicing Agreement is set forth hereafter. To the extent not defined herein, the capitalized terms used herein shall have the meanings assigned thereto in the Pooling and Servicing Agreement.

This Certificate is one of a duly authorized issue of Certificates designated as Certificates of the series specified on the face hereof (herein called the "Certificates") and representing an interest in the Class of Certificates specified on the face hereof equal to the quotient expressed as a percentage obtained by dividing the Denomination of this Certificate specified on the face hereof, by the aggregate initial Certificate Balance of the Class [EC] Certificates. The Certificates are designated as the [ISSUING ENTITY], Commercial Mortgage Pass-Through Certificates, [SERIES] and are issued in the classes as specifically set forth in the Pooling and Servicing Agreement. The Certificates will evidence in the aggregate 100% of the beneficial ownership of the Issuing Entity.

This Certificate does not purport to summarize the Pooling and Servicing Agreement and reference is made to that agreement for information with respect to the interests, rights, benefits, obligations, proceeds, and duties evidenced hereby and the rights, duties and obligations of the Trustee and the Certificate Administrator. This Certificate is issued under and is subject to the terms, provisions and conditions of the Pooling and Servicing Agreement, to which Pooling and Servicing Agreement, as amended from time to time, the Certificateholder by virtue of the acceptance hereof assents and by which the Certificateholder is bound. In the case of any conflict between terms specified in this Certificate and terms specified in the Pooling and Servicing Agreement, the terms of the Pooling and Servicing Agreement shall govern.

This Certificate represents a beneficial interest in certain "regular interests" in a "real estate mortgage investment conduit", as those terms are defined, respectively, in Sections 860G(a)(1) and 860D of the Internal Revenue Code of 1986, as amended. Each Holder of this Certificate, by acceptance hereof, agrees to treat, and take no action inconsistent with the treatment of, this Certificate in accordance with the preceding sentence for purposes of federal income taxes, state and local income and franchise taxes and other taxes imposed on or measured by income.

The initial Certificate Balance of the Class [EC] Certificates is equal to the aggregate of the initial Certificate Balances of the Exchangeable Certificates and represents the maximum principal balance of the Exchangeable Certificates that could be issued in an exchange. The Class [EC] Certificates will only receive distributions of principal and interest that are otherwise distributable to the Exchangeable Certificates exchanged for such Class [EC] Certificates.

Pursuant to the terms of the Pooling and Servicing Agreement, the Certificate Administrator shall distribute to the Person in whose name this Certificate is registered as of the related Record Date, an amount equal to such Person's *pro rata* share (based on the Percentage Interest represented by this Certificate) of that portion of the aggregate amount of principal and interest then distributable, if any, allocable to the Exchangeable Certificates

A-21-4

exchanged for the Class [EC] Certificates of the same Class as this Certificate for such Distribution Date, all as more fully described in the Pooling and Servicing Agreement. Holders of this Certificate may be entitled to Yield Maintenance Charges as provided in the Pooling and Servicing Agreement. All sums distributable on this Certificate are payable in the coin or currency of the United States of America as at the time of payment is legal tender for the payment of public and private debts.

The Class [EC] Certificates will only receive distributions of interest that are otherwise distributable to the Exchangeable Certificates exchanged for such Class [EC] Certificates. Interest on the Exchangeable Certificates exchanged for the Class [EC] Certificates will accrue (computed as if each year consisted of 360 days and each month consisted of 30 days) during the Interest Accrual Period relating to such Distribution Date at the related Pass-Through Rate specified on the Certificate Balance of each such Certificate immediately prior to each Distribution Date. Principal and interest allocated to this Certificate on any Distribution Date will be in an amount equal to this Certificate's *pro rata* share of the Available Funds to be distributed on the Exchangeable Certificates exchanged for this Class as of such Distribution Date, with a final distribution to be made upon retirement of this Certificate as set forth in the Pooling and Servicing Agreement.

Realized Losses and certain other amounts on the Mortgage Loans shall be allocated on the applicable Distribution Date to Certificateholders in the manner set forth in the Pooling and Servicing Agreement. All Realized Losses on the Mortgage Loans allocated to any Class of Certificates will be allocated *pro rata* among the outstanding Certificates of such Class.

This Certificate is limited in right of payment to, among other things, certain collections and recoveries respecting the Mortgage Loans, all as more specifically set forth in the Pooling and Servicing Agreement. As provided in the Pooling and Servicing Agreement, the Collection Account and the Distribution Accounts will be held on behalf of the Trustee on behalf of the Holders of Certificates specified in the Pooling and Servicing Agreement and the Master Servicer (with respect to the Collection Account) or the Certificate Administrator (with respect to the Distribution Accounts) will be authorized to make withdrawals therefrom. Amounts on deposit in such accounts may be invested in Permitted Investments. Interest or other investment income earned on funds in the Collection Account will be paid to the Master Servicer as set forth in the Pooling and Servicing Agreement. As provided in the Pooling and Servicing Agreement, withdrawals from the Collection Account shall be made from time to time for purposes other than distributions to Certificateholders, such purposes including reimbursement of certain expenses incurred with respect to the servicing of the Mortgage Loans and the Trust Subordinate Companion Loan and administration of the Issuing Entity.

All distributions under the Pooling and Servicing Agreement to a Class of Certificates shall be made on each Distribution Date (other than the final distribution on any Certificate) to Certificateholders of record on the related Record Date by check mailed to the address set forth therefor in the Certificate Register or, provided that such Certificateholder has provided the Certificate Administrator with wire instructions in writing at least five Business Days prior to the related Record Date, by wire transfer of immediately available funds to the account of such Certificateholder at a bank or other entity having appropriate facilities therefor. The final distribution on this Certificate (determined without regard to any possible future reimbursement of Realized Losses previously allocated to this Certificate) shall be made in like manner, but only upon presentment and surrender of this Certificate at the offices of the Certificate Registrar or such other location specified in the notice to Certificateholders of such final distribution.

Any funds not distributed on the final Distribution Date because of the failure of Certificateholders to tender their Certificates shall be set aside and held uninvested in trust and credited to the account or accounts of the appropriate non-tendering Holder or Holders. If any Certificates as to which notice has been posted pursuant to Section 4.01(i) of the Pooling and Servicing Agreement shall not have been surrendered for cancellation within six months after the time specified in such notice, the Certificate Administrator shall mail a second notice to the remaining non-tendering Certificateholders to surrender their Certificates for cancellation in order to receive the final distribution with respect thereto. If within one year after the second notice all such Certificates shall not have been surrendered for cancellation, the Certificate Administrator shall, directly or through an agent, take steps to contact the remaining non-tendering Certificateholders concerning surrender of their Certificates as it shall deem appropriate. The costs and expenses of holding such funds in trust and of contacting such Certificateholders following the first anniversary of the delivery of such second notice to the non-tendering Certificateholders shall be paid out of such funds. No interest shall accrue or be payable to any Certificateholder on

A-21-5

any amount held in trust as a result of such Certificateholder's failure to surrender its Certificate(s) for final payment thereof in accordance with Section 4.01(i) of the Pooling and Servicing Agreement.

As provided in the Pooling and Servicing Agreement and subject to certain limitations therein set forth, the transfer of this Certificate is registerable in the Certificate Register only upon surrender of this Certificate for registration of transfer at the office of the Certificate Registrar or at the office of its transfer agent, duly endorsed by, or accompanied by an assignment in the form below or other written instrument of transfer in form satisfactory to the Certificate Registrar duly executed by the Holder hereof or such Holder's attorney-in-fact duly authorized in writing, and thereupon one or more new Certificates of the same Class in authorized Denominations will be issued to the designated transferee or transferees.

In addition, subject to the conditions set forth in the Pooling and Servicing Agreement, this Certificate may be exchanged for the Exchangeable Certificates pursuant to the procedures set forth in the Pooling and Servicing Agreement.

Subject to the terms of the Pooling and Servicing Agreement, the Class [EC] Certificates will be issued in book-entry form through the facilities of DTC in minimum denominations of $[_____], and in integral multiples of $[_] in excess thereof, with one Certificate of each such Class evidencing an additional amount equal to the remainder of the initial Certificate Balance of such Class.

No fee or service charge shall be imposed by the Certificate Registrar for its services in respect of any registration of transfer or exchange referred to in Section 5.03 of the Pooling and Servicing Agreement. In connection with any transfer to an Institutional Accredited Investor, the Transferor shall reimburse the Issuing Entity for any costs (including the cost of the Certificate Registrar's counsel's review of the documents and any legal opinions, submitted by the transferor or transferee to the Certificate Registrar as provided in Section 5.03 of the Pooling and Servicing Agreement) incurred by the Certificate Registrar in connection with such transfer. The Certificate Registrar may require payment by each transferor of a sum sufficient to cover any tax, expense or other governmental charge payable in connection with any such transfer or exchange.

The Trustee, the Certificate Administrator, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer and the Certificate Registrar and any of their agents may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and neither the Trustee, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Registrar nor any such agents shall be affected by any notice to the contrary.

The Pooling and Servicing Agreement may be amended from time to time by the parties thereto, without the consent of any of the Certificateholders or the Companion Holders:

(i) to correct any defect or ambiguity in the Pooling and Servicing Agreement in order to address any manifest error in any provision of the Pooling and Servicing Agreement;

(ii) to cause the provisions in the Pooling and Servicing Agreement to conform or be consistent with or in furtherance of the statements made in the Prospectus with respect to the Certificates, the Issuing Entity or the Pooling and Servicing Agreement or to correct or supplement any of its provisions which may be inconsistent with any other provisions therein or to correct any error;

(iii) to change the timing and/or nature of deposits in the Collection Account, the Distribution Accounts or any REO Account; provided that (a) the Master Servicer Remittance Date shall in no event be later than the Business Day prior to the related Distribution Date and (b) such change shall not adversely affect in any material respect the interests of any Certificateholder, as evidenced in writing by an Opinion of Counsel at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each Rating Agency with respect to such amendment;

(iv) to amend any provision of the Pooling and Servicing Agreement to the extent necessary or desirable to maintain the status of each REMIC (or any grantor trust portion of the Issuing Entity) for the purposes of federal income tax law (or comparable provisions of state income tax law);

A-21-6

(v)   to modify, eliminate or add to the provisions of Section 5.03(n) of the Pooling and Servicing Agreement or any other provision of the Pooling and Servicing Agreement restricting transfer of the Class R Certificates; provided the Depositor has determined that such change shall not, as evidenced by an Opinion of Counsel, cause the Issuing Entity, any Trust REMIC or any of the Certificateholders (other than the Transferor) to be subject to a federal tax caused by a Transfer to a Person that is a Disqualified Organization or a Non-U.S. Tax Person;

(vi)   to amend any provision of the Pooling and Servicing Agreement to the extent necessary or desirable to list the Certificates on a stock exchange, including, without limitation, the appointment of one or more sub-certificate administrators and the requirement that certain information be delivered to such sub-certificate administrators;

(vii)   to make any other provisions with respect to matters or questions arising under or with respect to the Pooling and Servicing Agreement not inconsistent with the provisions therein;

(viii)   to modify, alter, amend, add or to rescind any of the provisions contained in the Pooling and Servicing Agreement if and to the extent necessary to comply with any rules or regulations promulgated, or any guidance provided with respect to Rule 15Ga-1 under the Exchange Act, by the SEC from time to time;

(ix)   to modify the provisions of Sections 3.05 and 3.17 of the Pooling and Servicing Agreement (with respect to reimbursement of Nonrecoverable Advances and Workout-Delayed Reimbursement Amounts) if (a) the Depositor, the Master Servicer, the Trustee and, for so long as a Control Event has not occurred and is not continuing, the Directing Certificateholder, determine that the commercial mortgage backed securities industry standard for such provisions has changed, in order to conform to such industry standard, (b) each Rating Agency shall have been provided with a Rating Agency Communication with respect to such modification, and (c) if no Control Termination Event or Consultation Termination Event has occurred and is continuing, the Directing Certificateholder consents to such modification;

(x)   to modify the procedures of the Pooling and Servicing Agreement relating to compliance with Rule 17g-5 of the Exchange Act; provided that if such modification materially increases the obligations of the Trustee, the Certificate Administrator, the Custodian, the Asset Representations Reviewer, the 17g-5 Information Provider, the Operating Advisor, the Depositor, the Master Servicer or the Special Servicer, then the consent of such party will be required;

(xi)   in the event of a TIA Applicability Determination, to modify, eliminate or add to the provisions of the Pooling and Servicing Agreement to such extent as shall be necessary to (A) effect the qualification of the Pooling and Servicing Agreement under the TIA or under any similar federal statute hereafter enacted and to add to the Pooling and Servicing Agreement such other provisions as may be expressly required by the TIA, and (B) modify such other provisions as are necessary to conform the Pooling and Servicing Agreement and be consistent with the modifications made pursuant to the preceding clause (A); provided that any amendment pursuant to this clause (xi) shall be at the sole cost and expense of the Depositor; and

(xii)   any other amendment which does not adversely affect in any material respect the interests of any Certificateholder (unless such Certificateholder consents).

Notwithstanding the foregoing, no such amendment (A) may change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under any Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary thereunder, without the consent of such Mortgage Loan Seller or (B) materially and adversely affects the holders of a Companion Loan without such Companion Holder's consent.

The Pooling and Servicing Agreement may also be amended from time to time by the parties thereto with the consent of the Holders of Certificates of each Class affected by such amendment evidencing in the aggregate not less than 51% of the aggregate Percentage Interests constituting the Class for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Pooling and Servicing Agreement or of modifying in any manner the rights of the Holders of Certificates of such Class; provided, however, that no such amendment shall:

(i)   reduce in any manner the amount of, or delay the timing of, payments received on the Mortgage Loans or the Trust Subordinate Companion Loan that are required to be distributed on a Certificate of any Class without the consent of the Holder of the Certificate or which are required to be distributed to a Companion Holder without the consent of such Companion Holder; or

(ii)   reduce the aforesaid percentage of Certificates of any Class the Holders of which are required to consent to any such amendment or remove the requirement to obtain consent of any Companion Holder or Holder of [LOAN SPECIFIC CLASS] Certificates, in any such case without the consent of the Holders of all Certificates of such Class then outstanding or such Companion Holders, as applicable; or

(iii)   adversely affect the Voting Rights of any Class of Certificates without the consent of the Holders of all Certificates of such Class then outstanding; or

(iv)   change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under such Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary under the Pooling and Servicing Agreement, without the consent of such Mortgage Loan Seller; or

(v)   amend the Servicing Standard without the consent of 100% of the Certificateholders or receipt of Rating Agency Confirmation from each Rating Agency and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates pursuant to Section 3.27 of the Pooling and Servicing Agreement) and, if required under the related Intercreditor Agreement, the consent of the holder of any AB Subordinate Companion Loan for each Serviced AB Whole Loan.

Further, notwithstanding the foregoing, none of the Operating Advisor, the Trustee, the Certificate Administrator, the Depositor, the Master Servicer, the Asset Representations Reviewer nor the Special Servicer will be required to consent to any amendment to the Pooling and Servicing Agreement without having first received an Opinion of Counsel (at the Issuing Entity's expense) to the effect that such amendment is permitted under the Pooling and Servicing Agreement and that such amendment or the exercise of any power granted to the Master Servicer, the Special Servicer, the Depositor, the Trustee, the Certificate Administrator, the Asset Representations Reviewer or any other specified person in accordance with such amendment will not result in the imposition of a tax on any portion of the Issuing Entity or any Trust REMIC, or cause any Trust REMIC to fail to qualify as a REMIC or cause the Grantor Trust to fail to qualify as a grantor trust under the relevant provisions of the Code. Furthermore, no amendment to the Pooling and Servicing Agreement may be made that changes in any material respect to the rights of the [LOAN SPECIFIC CLASS] Certificates without the consent of such Class and no amendment to the Pooling and Servicing Agreement may be made that changes any provisions specifically required to be included in the Pooling and Servicing Agreement by the [LOAN SPECIFIC] Intercreditor Agreement without the consent of the holder of the related Non-Serviced Pari Passu Companion Loan(s).

The Holders of the majority of the Controlling Class, the Special Servicer, the Master Servicer or the Holders of the Class R Certificates may, in that order of priority, at their option, upon 60 days' prior notice given to the Trustee, the Certificate Administrator and each of the other parties to the Pooling and Servicing Agreement, purchase all of the Mortgage Loans (for the avoidance of doubt, excluding the Trust Subordinate Companion Loan) (and all property acquired through exercise of remedies in respect of any related Mortgage Loan) and the Issuing Entity's portion of each REO Property (other than any portion related to the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) remaining in the Issuing Entity, and thereby effect termination of the Issuing Entity and early retirement of the then-outstanding Certificates, on or after the first Distribution Date on which the aggregate Stated Principal Balances of the Mortgage Loans and the Issuing Entity's portion of any REO Loans remaining in the Issuing Entity is less than [_____].

Following the date on which the [APPLICABLE CLASSES] Certificates are retired (and provided that there is only one Holder (or multiple Holders acting in unanimity) of the then-outstanding Certificates (other than the [LOAN SPECIFIC CLASS], Class [ARD] and Class R Certificates)), the Sole Certificateholder may, at its option exchange (subject to the Master Servicer's consent) all of its Certificates (other than the [LOAN SPECIFIC CLASS], Class [ARD] and Class R Certificates) for all of the Mortgage Loans (for the avoidance of doubt, excluding the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) and the Issuing Entity's portion of each REO Property (other than any portion related to the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) remaining in the Issuing Entity pursuant to the terms of the Pooling and Servicing Agreement. If the Trust Subordinate Companion Loan is the sole remaining asset of the Issuing Entity, the Holders of the [LOAN SPECIFIC CLASS] Certificates may exchange their Certificates for the Trust Subordinate Companion Loan and terminate the Issuing Entity pursuant to the terms of the Pooling and Servicing Agreement.

The obligations created by the Pooling and Servicing Agreement and the Issuing Entity created thereby (other than the obligation of the Certificate Administrator to make payments to Certificateholders as provided for in the Pooling and Servicing Agreement), shall terminate upon reduction of the Certificate Balances of all the Certificates to zero (including, without limitation, any such final payment resulting from a termination of the Issuing Entity due to a sale of its property) pursuant to the terms of the Pooling and Servicing Agreement. In no event, however, will the Trust created by the Pooling and Servicing Agreement continue beyond the expiration of 21 years from the death of the last survivor of the descendants of Joseph P. Kennedy, the late Ambassador of the United States to the Court of St. James, living on the date hereof.

Unless the certificate of authentication hereon has been executed by the Authenticating Agent, by manual signature, this Certificate shall not be entitled to any benefit under the Pooling and Servicing Agreement or be valid for any purpose. The Certificate Registrar has executed this Certificate on behalf of the Issuing Entity as Certificate Registrar under the Pooling and Servicing Agreement and makes no representation or warranty as to any of the statements contained herein or the validity or sufficiency of the Certificates or the Mortgage Loans.

THIS CERTIFICATE AND THE POOLING AND SERVICING AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH, AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES APPLIED IN NEW YORK.

IN WITNESS WHEREOF, the Certificate Registrar has caused this Certificate to be duly executed under this official seal.

[CERTIFICATE REGISTRAR], not in its individual capacity but solely as Certificate Registrar under the Pooling and Servicing Agreement

By: _____
    AUTHORIZED SIGNATORY

Dated: [_____], 20[__]

CERTIFICATE OF AUTHENTICATION

THIS IS ONE OF THE CLASS [EC] CERTIFICATES REFERRED TO IN THE WITHIN-MENTIONED POOLING AND SERVICING AGREEMENT.

[AUTHENTICATING AGENT], as Authenticating Agent

By: _____
    AUTHORIZED SIGNATORY

A-21-10

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM	-	as tenant in common
TEN ENT	-	as tenants by the entireties
JT TEN	-	as joint tenants with rights of survivorship and not as tenants in common

UNIF GIFT MIN ACT _____ Custodian
(Cust)
Under Uniform Gifts to Minors

Act _____
(State)

Additional abbreviations may also be used though not in the above list.

FORM OF TRANSFER

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto _____

_____
(Please insert Social Security or other identifying number of Assignee)

_____
(Please print or typewrite name and address of assignee)

_____

the within Certificate and does hereby or irrevocably constitute and appoint to transfer the said Certificate in the Certificate register of the within-named Trust, with full power of substitution in the premises.

Dated: _____

NOTICE: The signature to this assignment must correspond with the name as written upon the face of this Certificate in every particular without alteration or enlargement or any change whatever.

_____
SIGNATURE GUARANTEED

The signature must be guaranteed by a commercial bank or trust company or by a member firm of the New York Stock Exchange or another national securities exchange. Notarized or witnessed signatures are not acceptable.

DISTRIBUTION INSTRUCTIONS

The assignee should include the following for purposes of distribution:

Distributions shall be made, by wire transfer or otherwise, in immediately available funds to _____ for the account of _____ account number _____ or, if mailed by check, to _____. Statements should be mailed to _____. This information is provided by assignee named above, or _____, as its agent.

FORM OF [CLASS NR] CERTIFICATE

[CLASS NR]

[ISSUING ENTITY]

COMMERCIAL MORTGAGE PASS-THROUGH CERTIFICATES

[SERIES], [CLASS NR]

[THIS CERTIFICATE IS A TEMPORARY REGULATION S BOOK-ENTRY CERTIFICATE FOR PURPOSES OF REGULATION S ("REGULATION S") UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). NEITHER THIS TEMPORARY REGULATION S BOOK-ENTRY CERTIFICATE NOR ANY INTEREST HEREIN MAY BE OFFERED, SOLD OR DELIVERED, EXCEPT AS PERMITTED UNDER THE POOLING AND SERVICING AGREEMENT REFERRED TO BELOW.

NO BENEFICIAL OWNERS OF THIS TEMPORARY REGULATION S BOOK-ENTRY CERTIFICATE SHALL BE ENTITLED TO RECEIVE PAYMENTS OF PRINCIPAL OR INTEREST HEREON UNLESS THE REQUIRED CERTIFICATIONS HAVE BEEN DELIVERED PURSUANT TO THE TERMS OF THE POOLING AND SERVICING AGREEMENT.][1]

[UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE CERTIFICATE REGISTRAR FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.][2]

[TRANSFERS OF THIS BOOK-ENTRY CERTIFICATE SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF DTC OR A SUCCESSOR THEREOF OR SUCH SUCCESSOR'S NOMINEE, AND TRANSFERS OF BENEFICIAL INTERESTS IN THIS BOOK-ENTRY CERTIFICATE SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE POOLING AND SERVICING AGREEMENT REFERRED TO BELOW.][3]

THIS CERTIFICATE DOES NOT REPRESENT AN INTEREST IN OR OBLIGATION OF THE DEPOSITOR, THE SPONSORS, THE MASTER SERVICER, THE SPECIAL SERVICER, THE TRUSTEE, THE CERTIFICATE ADMINISTRATOR, THE OPERATING ADVISOR, THE INITIAL PURCHASERS, THE MORTGAGE LOAN SELLERS, THE ASSET REPRESENTATIONS REVIEWER OR ANY OF THEIR RESPECTIVE AFFILIATES. NEITHER THIS CERTIFICATE NOR THE UNDERLYING MORTGAGE LOANS ARE INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OR INSTRUMENTALITY OR PRIVATE INSURER.

---

[1]   Temporary Regulation S Book-Entry Certificate legend.

[2]   Legend required as long as DTC is the Depository under the Pooling and Servicing Agreement.

[3]   Book-Entry Certificate legend.

PRINCIPAL PAYMENTS IN RESPECT OF THIS CERTIFICATE ARE DISTRIBUTABLE AS SET FORTH IN THE POOLING AND SERVICING AGREEMENT. ACCORDINGLY, THE OUTSTANDING CERTIFICATE BALANCE OF THIS CERTIFICATE AT ANY TIME MAY BE LESS THAN THE INITIAL CERTIFICATE BALANCE SET FORTH BELOW.

THIS CERTIFICATE HAS NOT BEEN AND WILL NOT BE REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE OR FOREIGN SECURITIES LAW. THE HOLDER HEREOF, BY PURCHASING THIS CERTIFICATE, AGREES THAT THIS CERTIFICATE MAY BE REOFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A)(1) PURSUANT TO RULE 144A UNDER THE SECURITIES ACT ("RULE 144A") TO A PERSON THAT THE HOLDER REASONABLY BELIEVES IS A "QUALIFIED INSTITUTIONAL BUYER", WITHIN THE MEANING OF RULE 144A (A "QIB"), OR IS PURCHASING FOR THE ACCOUNT OF A QIB, AND WHOM THE HOLDER HAS INFORMED THAT THE REOFFER, RESALE, PLEDGE, OR OTHER TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (2) TO AN INSTITUTION THAT IS A NON-"U.S. PERSON" IN AN "OFFSHORE TRANSACTION" AS DEFINED IN, AND IN ACCORDANCE WITH RULE 903 OR RULE 904 OF, REGULATION S UNDER THE SECURITIES ACT, OR (3) TO AN INSTITUTION THAT IS AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501(a)(1), (2), (3) OR (7) OF REGULATION D UNDER THE SECURITIES ACT OR ANY ENTITY IN WHICH ALL OF THE EQUITY OWNERS COME WITHIN SUCH PARAGRAPHS, AND (B) IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION.

THIS CERTIFICATE MAY NOT BE PURCHASED BY OR PLEDGED, SOLD OR OTHERWISE TRANSFERRED TO ANY PERSON THAT IS OR BECOMES AN EMPLOYEE BENEFIT PLAN OR OTHER PLAN THAT IS SUBJECT TO THE FIDUCIARY RESPONSIBILITY PROVISIONS OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), OR TO SECTION 4975 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE"), OR A GOVERNMENTAL PLAN (AS DEFINED IN SECTION 3(32) OF ERISA) OR OTHER PLAN THAT IS SUBJECT TO ANY FEDERAL, STATE OR LOCAL LAW THAT IS, TO A MATERIAL EXTENT, SIMILAR TO THE FOREGOING PROVISIONS OF ERISA OR THE CODE ("SIMILAR LAW"), OR ANY PERSON ACTING ON BEHALF OF ANY SUCH PLAN OR USING THE ASSETS OF SUCH PLAN TO ACQUIRE THIS CERTIFICATE, UNLESS (A)(I) SUCH PERSON IS AN "INSURANCE COMPANY GENERAL ACCOUNT" WITHIN THE MEANING OF PROHIBITED TRANSACTION CLASS EXEMPTION 95-60, AND (II) ALL CONDITIONS OF SECTIONS I AND III OF PROHIBITED TRANSACTION CLASS EXEMPTION 95-60 WILL BE MET WITH RESPECT TO SUCH INSURANCE COMPANY GENERAL ACCOUNT'S ACQUISITION, HOLDING AND DISPOSITION OF THIS CERTIFICATE, OR (B) WITH RESPECT TO THE ACQUISITION, HOLDING OR DISPOSITION OF THIS CERTIFICATE BY ANY PLAN SUBJECT TO SIMILAR LAW, SUCH ACQUISITION, HOLDING AND DISPOSITION BY SUCH GOVERNMENTAL PLAN WILL NOT CONSTITUTE OR OTHERWISE RESULT IN A NON-EXEMPT VIOLATION OF SIMILAR LAW.

THIS CERTIFICATE REPRESENTS A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT", AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G(a)(1) AND 860D OF THE CODE.

THE PORTION OF THE CERTIFICATE BALANCE OF THE CERTIFICATES EVIDENCED BY THIS CERTIFICATE WILL BE DECREASED BY THE PORTION OF PRINCIPAL DISTRIBUTIONS ON THE CERTIFICATES AND THE PORTION OF REALIZED LOSSES ALLOCABLE TO THIS CERTIFICATE AND WILL BE INCREASED BY RECOVERIES ON THE RELATED MORTGAGE LOANS FOR NONRECOVERABLE ADVANCES (PLUS INTEREST THEREON) THAT WERE PREVIOUSLY REIMBURSED FROM PRINCIPAL COLLECTIONS ON THE MORTGAGE LOANS THAT RESULTED IN A REDUCTION OF THE PRINCIPAL DISTRIBUTION AMOUNT. ACCORDINGLY, THE CERTIFICATE BALANCE OF THIS CERTIFICATE MAY BE LESS THAN THAT SET FORTH BELOW. ANYONE ACQUIRING THIS CERTIFICATE MAY ASCERTAIN ITS CURRENT CERTIFICATE BALANCE BY INQUIRY OF THE CERTIFICATE ADMINISTRATOR.

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THIS CERTIFICATE IS SUBORDINATED TO THE [CLASS A-1, CLASS A-2, CLASS A-3, CLASS A-4, CLASS A-5, CLASS A-SB, CLASS X-A, CLASS X-B, CLASS X-C, CLASS X-D, CLASS X-E, CLASS X-F, CLASS X-NR, CLASS A-S, CLASS B, CLASS C, CLASS D, CLASS E AND CLASS F] CERTIFICATES AS AND TO THE EXTENT SET FORTH IN THE POOLING AND SERVICING AGREEMENT REFERRED TO HEREIN.

PASS-THROUGH RATE: [____]%

DENOMINATION: $[   ]

DATE OF POOLING AND SERVICING
AGREEMENT: AS OF [_____], 20[__]

CUT-OFF DATE: AS SET FORTH IN THE
POOLING AND SERVICING AGREEMENT (AS
DEFINED HEREIN)

CLOSING DATE: [_____], 20[__]

FIRST DISTRIBUTION DATE:
[_____], 20[__]

APPROXIMATE AGGREGATE
CERTIFICATE BALANCE
OF THE [CLASS NR] CERTIFICATES
AS OF THE CLOSING DATE: $[_____]

MASTER SERVICER: [MASTER SERVICER]

SPECIAL SERVICER: [SPECIAL SERVICER]

TRUSTEE: [TRUSTEE]

CERTIFICATE ADMINISTRATOR: [CERTIFICATE
ADMINISTRATOR]

OPERATING ADVISOR: [OPERATING ADVISOR]

ASSET REPRESENTATIONS REVIEWER: [ASSET
REPRESENTATIONS REVIEWER]

CUSIP NO.: [   ]

ISIN NO.: [   ]

COMMON CODE NO.: [   ]

CERTIFICATE NO.: [NR]-[_] [NR-S]-[_]

[CLASS NR] CERTIFICATE

evidencing a beneficial ownership interest in a Trust Fund, consisting primarily of a pool of commercial mortgage loans (the "Mortgage Loans" (and a separate trust subordinate companion loan interest in a commercial mortgage loan)), all payments on or collections in respect of the Mortgage Loans and the Trust Subordinate Companion Loan due after the Cut-off Date, all REO Properties and revenues received in respect thereof, the mortgagee's rights under the insurance policies, any Assignment of Leases, and any guaranties or other collateral as security for the Mortgage Loans and such amounts as shall from time to time be held in the Collection Account, the Distribution Accounts, the Interest Reserve Account, the Gain-on-Sale Reserve Account and the REO Accounts, formed and sold by

BANC OF AMERICA MERRILL LYNCH COMMERCIAL MORTGAGE INC.

THIS CERTIFIES THAT CEDE & CO. is the registered owner of the interest evidenced by this Certificate in the [Class NR] Certificates issued by the Issuing Entity created pursuant to the Pooling and Servicing Agreement, dated as of [_____], 20[__] (the "Pooling and Servicing Agreement"), among BANC OF AMERICA MERRILL LYNCH COMMERCIAL MORTGAGE INC. (hereinafter called the "Depositor", which term includes any successor entity under the Pooling and Servicing Agreement), the Trustee, the Master Servicer, the Special Servicer, the Certificate Administrator, the Asset Representations Reviewer and the Operating Advisor. A summary of certain of the pertinent provisions of the Pooling and Servicing Agreement is set forth hereafter. To the extent not defined herein, the capitalized terms used herein shall have the meanings assigned thereto in the Pooling and Servicing Agreement.

This Certificate is one of a duly authorized issue of Certificates designated as Certificates of the series specified on the face hereof (herein called the "Certificates") and representing an interest in the Class of Certificates specified on the face hereof equal to the quotient expressed as a percentage obtained by dividing the Denomination of this Certificate specified on the face hereof, by the aggregate initial Certificate Balance of the [Class NR] Certificates. The Certificates are designated as the [ISSUING ENTITY], Commercial Mortgage Pass-Through Certificates, [SERIES] and are issued in the classes as specifically set forth in the Pooling and Servicing Agreement. The Certificates will evidence in the aggregate 100% of the beneficial ownership of the Issuing Entity.

This Certificate does not purport to summarize the Pooling and Servicing Agreement and reference is made to that agreement for information with respect to the interests, rights, benefits, obligations, proceeds, and duties evidenced hereby and the rights, duties and obligations of the Trustee and the Certificate Administrator. This Certificate is issued under and is subject to the terms, provisions and conditions of the Pooling and Servicing Agreement, to which Pooling and Servicing Agreement, as amended from time to time, the Certificateholder by virtue of the acceptance hereof assents and by which the Certificateholder is bound. In the case of any conflict between terms specified in this Certificate and terms specified in the Pooling and Servicing Agreement, the terms of the Pooling and Servicing Agreement shall govern.

This Certificate represents a "regular interest" in a "real estate mortgage investment conduit", as those terms are defined, respectively, in Sections 860G(a)(1) and 860D of the Internal Revenue Code of 1986, as amended. Each Holder of this Certificate, by acceptance hereof, agrees to treat, and take no action inconsistent with the treatment of, this Certificate in accordance with the preceding sentence for purposes of federal income taxes, state and local income and franchise taxes and other taxes imposed on or measured by income.

Pursuant to the terms of the Pooling and Servicing Agreement, the Certificate Administrator shall distribute to the Person in whose name this Certificate is registered as of the related Record Date, an amount equal to such Person's *pro rata* share (based on the Percentage Interest represented by this Certificate) of that portion of the aggregate amount of principal and interest then distributable, if any, allocable to the Class of Certificates of the same Class as this Certificate for such Distribution Date, all as more fully described in the Pooling and Servicing Agreement. All sums distributable on this Certificate are payable in the coin or currency of the United States of America as at the time of payment is legal tender for the payment of public and private debts.

Interest on this Certificate will accrue (computed as if each year consisted of 360 days and each month consisted of 30 days) during the Interest Accrual Period relating to such Distribution Date at the [Class NR] Pass-Through Rate specified above on the Certificate Balance of this Certificate immediately prior to each

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Distribution Date. Principal and interest allocated to this Certificate on any Distribution Date will be in an amount equal to this Certificate's *pro rata* share of the Available Funds to be distributed on the Certificates of this Class as of such Distribution Date, with a final distribution to be made upon retirement of this Certificate as set forth in the Pooling and Servicing Agreement.

Realized Losses and certain other amounts on the Mortgage Loans shall be allocated on the applicable Distribution Date to Certificateholders in the manner set forth in the Pooling and Servicing Agreement. All Realized Losses on the Mortgage Loans allocated to any Class of Certificates will be allocated *pro rata* among the outstanding Certificates of such Class.

This Certificate is limited in right of payment to, among other things, certain collections and recoveries respecting the Mortgage Loans, all as more specifically set forth in the Pooling and Servicing Agreement. As provided in the Pooling and Servicing Agreement, the Collection Account and the Distribution Accounts will be held on behalf of the Trustee on behalf of the Holders of Certificates specified in the Pooling and Servicing Agreement and the Master Servicer (with respect to the Collection Account) or the Certificate Administrator (with respect to the Distribution Accounts) will be authorized to make withdrawals therefrom. Amounts on deposit in such accounts may be invested in Permitted Investments. Interest or other investment income earned on funds in the Collection Account will be paid to the Master Servicer as set forth in the Pooling and Servicing Agreement. As provided in the Pooling and Servicing Agreement, withdrawals from the Collection Account shall be made from time to time for purposes other than distributions to Certificateholders, such purposes including reimbursement of certain expenses incurred with respect to the servicing of the Mortgage Loans and the Trust Subordinate Companion Loan and administration of the Issuing Entity.

All distributions under the Pooling and Servicing Agreement to a Class of Certificates shall be made on each Distribution Date (other than the final distribution on any Certificate) to Certificateholders of record on the related Record Date by check mailed to the address set forth therefor in the Certificate Register or, <u>provided</u> that such Certificateholder has provided the Certificate Administrator with wire instructions in writing at least five Business Days prior to the related Record Date, by wire transfer of immediately available funds to the account of such Certificateholder at a bank or other entity having appropriate facilities therefor. The final distribution on this Certificate (determined without regard to any possible future reimbursement of Realized Losses previously allocated to this Certificate) shall be made in like manner, but only upon presentment and surrender of this Certificate at the offices of the Certificate Registrar or such other location specified in the notice to Certificateholders of such final distribution.

Any funds not distributed on the final Distribution Date because of the failure of Certificateholders to tender their Certificates shall be set aside and held uninvested in trust and credited to the account or accounts of the appropriate non-tendering Holder or Holders. If any Certificates as to which notice has been posted pursuant to Section 4.01(i) of the Pooling and Servicing Agreement shall not have been surrendered for cancellation within six months after the time specified in such notice, the Certificate Administrator shall mail a second notice to the remaining non-tendering Certificateholders to surrender their Certificates for cancellation in order to receive the final distribution with respect thereto. If within one year after the second notice all such Certificates shall not have been surrendered for cancellation, the Certificate Administrator shall, directly or through an agent, take steps to contact the remaining non-tendering Certificateholders concerning surrender of their Certificates as it shall deem appropriate. The costs and expenses of holding such funds in trust and of contacting such Certificateholders following the first anniversary of the delivery of such second notice to the non-tendering Certificateholders shall be paid out of such funds. No interest shall accrue or be payable to any Certificateholder on any amount held in trust as a result of such Certificateholder's failure to surrender its Certificate(s) for final payment thereof in accordance with Section 4.01(i) of the Pooling and Servicing Agreement.

As provided in the Pooling and Servicing Agreement and subject to certain limitations therein set forth, the transfer of this Certificate is registerable in the Certificate Register only upon surrender of this Certificate for registration of transfer at the office of the Certificate Registrar or at the office of its transfer agent, duly endorsed by, or accompanied by an assignment in the form below or other written instrument of transfer in form satisfactory to the Certificate Registrar duly executed by the Holder hereof or such Holder's attorney-in-fact duly authorized in writing, and thereupon one or more new Certificates of the same Class in authorized Denominations will be issued to the designated transferee or transferees.

Subject to the terms of the Pooling and Servicing Agreement, the [Class NR] Certificates will be issued in book-entry form through the facilities of DTC in minimum denominations of $[_____], and in integral multiples of $[_] in excess thereof, with one Certificate of each such Class evidencing an additional amount equal to the remainder of the initial Certificate Balance of such Class.

No fee or service charge shall be imposed by the Certificate Registrar for its services in respect of any registration of transfer or exchange referred to in Section 5.03 of the Pooling and Servicing Agreement. In connection with any transfer to an Institutional Accredited Investor, the Transferor shall reimburse the Issuing Entity for any costs (including the cost of the Certificate Registrar's counsel's review of the documents and any legal opinions, submitted by the transferor or transferee to the Certificate Registrar as provided in Section 5.03 of the Pooling and Servicing Agreement) incurred by the Certificate Registrar in connection with such transfer. The Certificate Registrar may require payment by each transferor of a sum sufficient to cover any tax, expense or other governmental charge payable in connection with any such transfer or exchange.

The Trustee, the Certificate Administrator, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer and the Certificate Registrar and any of their agents may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and neither the Trustee, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Registrar nor any such agents shall be affected by any notice to the contrary.

The Pooling and Servicing Agreement may be amended from time to time by the parties thereto, without the consent of any of the Certificateholders or the Companion Holders:

(i)   to correct any defect or ambiguity in the Pooling and Servicing Agreement in order to address any manifest error in any provision of the Pooling and Servicing Agreement;

(ii)   to cause the provisions in the Pooling and Servicing Agreement to conform or be consistent with or in furtherance of the statements made in the Prospectus with respect to the Certificates, the Issuing Entity or the Pooling and Servicing Agreement or to correct or supplement any of its provisions which may be inconsistent with any other provisions therein or to correct any error;

(iii)   to change the timing and/or nature of deposits in the Collection Account, the Distribution Accounts or any REO Account; provided that (a) the Master Servicer Remittance Date shall in no event be later than the Business Day prior to the related Distribution Date and (b) such change shall not adversely affect in any material respect the interests of any Certificateholder, as evidenced in writing by an Opinion of Counsel at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each Rating Agency with respect to such amendment;

(iv)   to amend any provision of the Pooling and Servicing Agreement to the extent necessary or desirable to maintain the status of each REMIC (or any grantor trust portion of the Issuing Entity) for the purposes of federal income tax law (or comparable provisions of state income tax law);

(v)   to modify, eliminate or add to the provisions of Section 5.03(n) of the Pooling and Servicing Agreement or any other provision of the Pooling and Servicing Agreement restricting transfer of the Class R Certificates; provided the Depositor has determined that such change shall not, as evidenced by an Opinion of Counsel, cause the Issuing Entity, any Trust REMIC or any of the Certificateholders (other than the Transferor) to be subject to a federal tax caused by a Transfer to a Person that is a Disqualified Organization or a Non-U.S. Tax Person;

(vi)   to amend any provision of the Pooling and Servicing Agreement to the extent necessary or desirable to list the Certificates on a stock exchange, including, without limitation, the appointment of one or more sub-certificate administrators and the requirement that certain information be delivered to such sub-certificate administrators;

(vii)   to make any other provisions with respect to matters or questions arising under or with respect to the Pooling and Servicing Agreement not inconsistent with the provisions therein;

A-21-7

(viii)   to modify, alter, amend, add or to rescind any of the provisions contained in the Pooling and Servicing Agreement if and to the extent necessary to comply with any rules or regulations promulgated, or any guidance provided with respect to Rule 15Ga-1 under the Exchange Act, by the SEC from time to time;

(ix)   to modify the provisions of Sections 3.05 and 3.17 of the Pooling and Servicing Agreement (with respect to reimbursement of Nonrecoverable Advances and Workout-Delayed Reimbursement Amounts) if (a) the Depositor, the Master Servicer, the Trustee and, for so long as a Control Event has not occurred and is not continuing, the Directing Certificateholder, determine that the commercial mortgage backed securities industry standard for such provisions has changed, in order to conform to such industry standard, (b) each Rating Agency shall have been provided with a Rating Agency Communication with respect to such modification, and (c) if no Control Termination Event or Consultation Termination Event has occurred and is continuing, the Directing Certificateholder consents to such modification;

(x)   to modify the procedures of the Pooling and Servicing Agreement relating to compliance with Rule 17g-5 of the Exchange Act; provided that if such modification materially increases the obligations of the Trustee, the Certificate Administrator, the Custodian, the Asset Representations Reviewer, the 17g-5 Information Provider, the Operating Advisor, the Depositor, the Master Servicer or the Special Servicer, then the consent of such party will be required;

(xi)   in the event of a TIA Applicability Determination, to modify, eliminate or add to the provisions of the Pooling and Servicing Agreement to such extent as shall be necessary to (A) effect the qualification of the Pooling and Servicing Agreement under the TIA or under any similar federal statute hereafter enacted and to add to the Pooling and Servicing Agreement such other provisions as may be expressly required by the TIA, and (B) modify such other provisions as are necessary to conform the Pooling and Servicing Agreement and be consistent with the modifications made pursuant to the preceding clause (A); provided that any amendment pursuant to this clause (xi) shall be at the sole cost and expense of the Depositor; and

(xii)   any other amendment which does not adversely affect in any material respect the interests of any Certificateholder (unless such Certificateholder consents).

Notwithstanding the foregoing, no such amendment (A) may change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under any Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary thereunder, without the consent of such Mortgage Loan Seller or (B) materially and adversely affects the holders of a Companion Loan without such Companion Holder's consent.

The Pooling and Servicing Agreement may also be amended from time to time by the parties thereto with the consent of the Holders of Certificates of each Class affected by such amendment evidencing in the aggregate not less than 51% of the aggregate Percentage Interests constituting the Class for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Pooling and Servicing Agreement or of modifying in any manner the rights of the Holders of Certificates of such Class; provided, however, that no such amendment shall:

(i)   reduce in any manner the amount of, or delay the timing of, payments received on the Mortgage Loans or the Trust Subordinate Companion Loan that are required to be distributed on a Certificate of any Class without the consent of the Holder of the Certificate or which are required to be distributed to a Companion Holder without the consent of such Companion Holder; or

(ii)   reduce the aforesaid percentage of Certificates of any Class the Holders of which are required to consent to any such amendment or remove the requirement to obtain consent of any Companion Holder or Holder of [LOAN SPECIFIC CLASS] Certificates, in any such case without the consent of the Holders of all Certificates of such Class then outstanding or such Companion Holders, as applicable; or

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(iii)   adversely affect the Voting Rights of any Class of Certificates without the consent of the Holders of all Certificates of such Class then outstanding; or

(iv)   change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under such Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary under the Pooling and Servicing Agreement, without the consent of such Mortgage Loan Seller; or

(v)   amend the Servicing Standard without the consent of 100% of the Certificateholders or receipt of Rating Agency Confirmation from each Rating Agency and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates pursuant to Section 3.27 of the Pooling and Servicing Agreement) and, if required under the related Intercreditor Agreement, the consent of the holder of any AB Subordinate Companion Loan for each Serviced AB Whole Loan.

Further, notwithstanding the foregoing, none of the Operating Advisor, the Trustee, the Certificate Administrator, the Depositor, the Master Servicer, the Asset Representations Reviewer nor the Special Servicer will be required to consent to any amendment to the Pooling and Servicing Agreement without having first received an Opinion of Counsel (at the Issuing Entity's expense) to the effect that such amendment is permitted under the Pooling and Servicing Agreement and that such amendment or the exercise of any power granted to the Master Servicer, the Special Servicer, the Depositor, the Trustee, the Certificate Administrator, the Asset Representations Reviewer or any other specified person in accordance with such amendment will not result in the imposition of a tax on any portion of the Issuing Entity or any Trust REMIC, or cause any Trust REMIC to fail to qualify as a REMIC or cause the Grantor Trust to fail to qualify as a grantor trust under the relevant provisions of the Code. Furthermore, no amendment to the Pooling and Servicing Agreement may be made that changes in any material respect to the rights of the [LOAN SPECIFIC CLASS] Certificates without the consent of such Class and no amendment to the Pooling and Servicing Agreement may be made that changes any provisions specifically required to be included in the Pooling and Servicing Agreement by the [LOAN SPECIFIC] Intercreditor Agreement without the consent of the holder of the related Non-Serviced Pari Passu Companion Loan(s).

The Holders of the majority of the Controlling Class, the Special Servicer, the Master Servicer or the Holders of the Class R Certificates may, in that order of priority, at their option, upon 60 days' prior notice given to the Trustee, the Certificate Administrator and each of the other parties to the Pooling and Servicing Agreement, purchase all of the Mortgage Loans (for the avoidance of doubt, excluding the Trust Subordinate Companion Loan) (and all property acquired through exercise of remedies in respect of any related Mortgage Loan) and the Issuing Entity's portion of each REO Property (other than any portion related to the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) remaining in the Issuing Entity, and thereby effect termination of the Issuing Entity and early retirement of the then-outstanding Certificates, on or after the first Distribution Date on which the aggregate Stated Principal Balances of the Mortgage Loans and the Issuing Entity's portion of any REO Loans remaining in the Issuing Entity is less than [_____].

Following the date on which the [APPLICABLE CLASSES] Certificates are retired (and provided that there is only one Holder (or multiple Holders acting in unanimity) of the then-outstanding Certificates (other than the [LOAN SPECIFIC CLASS], Class [ARD] and Class R Certificates)), the Sole Certificateholder may, at its option exchange (subject to the Master Servicer's consent) all of its Certificates (other than the [LOAN SPECIFIC CLASS], Class [ARD] and Class R Certificates) for all of the Mortgage Loans (for the avoidance of doubt, excluding the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) and the Issuing Entity's portion of each REO Property (other than any portion related to the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) remaining in the Issuing Entity pursuant to the terms of the Pooling and Servicing Agreement. If the Trust Subordinate Companion Loan is the sole remaining asset of the Issuing Entity, the Holders of the [LOAN SPECIFIC CLASS] Certificates may exchange their Certificates for the Trust Subordinate Companion Loan and terminate the Issuing Entity pursuant to the terms of the Pooling and Servicing Agreement.

The obligations created by the Pooling and Servicing Agreement and the Issuing Entity created thereby (other than the obligation of the Certificate Administrator to make payments to Certificateholders as provided for in the Pooling and Servicing Agreement), shall terminate upon reduction of the Certificate Balances of all the Certificates to zero (including, without limitation, any such final payment resulting from a termination of the Issuing Entity due to a sale of its property) pursuant to the terms of the Pooling and Servicing Agreement. In no event, however, will the Trust created by the Pooling and Servicing Agreement continue beyond the expiration of 21 years from the death of the last survivor of the descendants of Joseph P. Kennedy, the late Ambassador of the United States to the Court of St. James, living on the date hereof.

Unless the certificate of authentication hereon has been executed by the Authenticating Agent, by manual signature, this Certificate shall not be entitled to any benefit under the Pooling and Servicing Agreement or be valid for any purpose. The Certificate Registrar has executed this Certificate on behalf of the Issuing Entity as Certificate Registrar under the Pooling and Servicing Agreement and makes no representation or warranty as to any of the statements contained herein or the validity or sufficiency of the Certificates or the Mortgage Loans.

THIS CERTIFICATE AND THE POOLING AND SERVICING AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH, AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES APPLIED IN NEW YORK.

USActive 33104371.6

IN WITNESS WHEREOF, the Certificate Registrar has caused this Certificate to be duly executed under this official seal.

> **[CERTIFICATE REGISTRAR]**, not in its individual capacity but solely as Certificate Registrar under the Pooling and Servicing Agreement

> By: _____
> **AUTHORIZED SIGNATORY**

Dated: [_____], 20[__]


CERTIFICATE OF AUTHENTICATION


THIS IS ONE OF THE [CLASS NR] CERTIFICATES REFERRED TO IN THE WITHIN-MENTIONED POOLING AND SERVICING AGREEMENT.

> **[AUTHENTICATING AGENT]**, as Authenticating Agent

> By: _____
> **AUTHORIZED SIGNATORY**

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM	-	as tenant in common	UNIF GIFT MIN ACT _____ Custodian
TEN ENT	-	as tenants by the entireties	(Cust)
JT TEN	-	as joint tenants with rights of survivorship and not as tenants in common	Under Uniform Gifts to Minors Act _____ (State)

Additional abbreviations may also be used though not in the above list.

FORM OF TRANSFER

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto _____

_____
(Please insert Social Security or other identifying number of Assignee)

_____
(Please print or typewrite name and address of assignee)

the within Certificate and does hereby or irrevocably constitute and appoint to transfer the said Certificate in the Certificate register of the within-named Trust, with full power of substitution in the premises.

Dated: _____

NOTICE: The signature to this assignment must correspond with the name as written upon the face of this Certificate in every particular without alteration or enlargement or any change whatever.

_____
SIGNATURE GUARANTEED

The signature must be guaranteed by a commercial bank or trust company or by a member firm of the New York Stock Exchange or another national securities exchange. Notarized or witnessed signatures are not acceptable.

A-21-12

DISTRIBUTION INSTRUCTIONS

The assignee should include the following for purposes of distribution:

Distributions shall be made, by wire transfer or otherwise, in immediately available funds to _____ for the account of _____ account number _____ or, if mailed by check, to _____. Statements should be mailed to _____. This information is provided by assignee named above, or _____, as its agent.

A-21-13

FORM OF CLASS R CERTIFICATE

CLASS R

[ISSUING ENTITY]

COMMERCIAL MORTGAGE PASS-THROUGH CERTIFICATES

[SERIES], CLASS R

THIS CERTIFICATE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), ANY STATE SECURITIES LAWS OR THE LAWS OF ANY OTHER JURISDICTION. NEITHER THIS CERTIFICATE NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION UNDER THE SECURITIES ACT.

THE HOLDER OF THIS CERTIFICATE BY ITS ACCEPTANCE HEREOF AGREES NOT TO OFFER, SELL OR OTHERWISE TRANSFER SUCH CERTIFICATE EXCEPT IN ACCORDANCE WITH ALL APPLICABLE STATE SECURITIES LAWS AND (A) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT OR (B) FOR SO LONG AS THIS CERTIFICATE IS ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES ACT, TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A "QUALIFIED INSTITUTIONAL BUYER" AS DEFINED IN RULE 144A IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A.

THE INITIAL INVESTOR IN THIS CERTIFICATE, AND EACH SUBSEQUENT PURCHASER OF THIS CERTIFICATE, BY PURCHASING THIS CERTIFICATE OR AN INTEREST HEREIN, IS DEEMED TO HAVE AGREED TO COMPLY WITH CERTAIN TRANSFER REQUIREMENTS SET FORTH IN THE POOLING AND SERVICING AGREEMENT. A TRANSFEREE IS ALSO REQUIRED TO DELIVER AN INVESTMENT REPRESENTATION LETTER SUBSTANTIALLY IN THE FORM OF EXHIBIT C TO THE POOLING AND SERVICING AGREEMENT.

THIS CERTIFICATE DOES NOT REPRESENT AN INTEREST IN OR OBLIGATION OF THE DEPOSITOR, THE SPONSORS, THE MASTER SERVICER, THE SPECIAL SERVICER, THE TRUSTEE, THE CERTIFICATE ADMINISTRATOR, THE OPERATING ADVISOR, THE INITIAL PURCHASERS, THE MORTGAGE LOAN SELLERS, THE ASSET REPRESENTATIONS REVIEWER OR ANY OF THEIR RESPECTIVE AFFILIATES. NEITHER THIS CERTIFICATE NOR THE UNDERLYING MORTGAGE LOANS ARE INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OR INSTRUMENTALITY OR PRIVATE INSURER.

THIS CERTIFICATE HAS NOT BEEN AND WILL NOT BE REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE OR FOREIGN SECURITIES LAW. THE HOLDER HEREOF, BY PURCHASING THIS CERTIFICATE, AGREES THAT THIS CERTIFICATE MAY BE REOFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) PURSUANT TO RULE 144A UNDER THE SECURITIES ACT ("RULE 144A") TO A PERSON THAT THE HOLDER REASONABLY BELIEVES IS A "QUALIFIED INSTITUTIONAL BUYER" WITHIN THE MEANING OF RULE 144A (A "QIB"), OR IS PURCHASING FOR THE ACCOUNT OF A QIB, AND WHOM THE HOLDER HAS INFORMED THAT THE REOFFER, RESALE, PLEDGE, OR OTHER TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, AND (B) IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION.

THIS CERTIFICATE MAY NOT BE PURCHASED BY OR PLEDGED, SOLD OR OTHERWISE TRANSFERRED TO ANY PERSON THAT IS OR BECOMES AN EMPLOYEE BENEFIT PLAN OR OTHER PLAN THAT IS SUBJECT TO THE FIDUCIARY RESPONSIBILITY PROVISIONS OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), OR TO SECTION 4975 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE"), OR A GOVERNMENTAL PLAN (AS DEFINED IN SECTION 3(32) OF ERISA) OR OTHER PLAN THAT IS SUBJECT TO ANY FEDERAL, STATE OR LOCAL LAW THAT IS, TO A MATERIAL EXTENT, SIMILAR TO THE FOREGOING PROVISIONS OF ERISA OR THE CODE, OR ANY PERSON ACTING ON BEHALF OF ANY SUCH PLAN OR USING THE ASSETS OF SUCH PLAN TO ACQUIRE THIS CERTIFICATE.

THIS CERTIFICATE REPRESENTS A "RESIDUAL INTEREST" IN [THREE] "REAL ESTATE MORTGAGE INVESTMENT CONDUITS" AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G(a)(2) AND 860D OF THE CODE. EACH TRANSFEREE OF THIS CERTIFICATE, BY ACCEPTANCE HEREOF, IS DEEMED TO HAVE ACCEPTED THIS CERTIFICATE SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFERABILITY TO DISQUALIFIED ORGANIZATIONS, "NON-U.S. PERSONS" OR AGENTS OF EITHER, AS SET FORTH IN SECTION 5.03 OF THE POOLING AND SERVICING AGREEMENT, AND SHALL BE REQUIRED TO FURNISH AN AFFIDAVIT TO THE TRANSFEROR AND THE CERTIFICATE ADMINISTRATOR TO THE EFFECT THAT, AMONG OTHER THINGS, (A) IT IS NOT A DISQUALIFIED ORGANIZATION, AS SUCH TERM IS DEFINED IN SECTION 860E(e)(5) OF THE CODE, OR AN AGENT (INCLUDING A BROKER, NOMINEE OR OTHER MIDDLEMAN) FOR SUCH DISQUALIFIED ORGANIZATION AND IS OTHERWISE A PERMITTED TRANSFEREE, (B) IT HAS HISTORICALLY PAID ITS DEBTS AS THEY HAVE COME DUE AND INTENDS TO PAY ITS DEBTS AS THEY COME DUE IN THE FUTURE, (C) IT UNDERSTANDS THAT IT MAY INCUR TAX LIABILITIES WITH RESPECT TO THIS CERTIFICATE IN EXCESS OF CASH FLOWS GENERATED HEREBY, (D) IT INTENDS TO PAY ANY TAXES ASSOCIATED WITH HOLDING THIS CERTIFICATE AS THEY BECOME DUE, (E) IT WILL NOT CAUSE INCOME WITH RESPECT TO THIS CERTIFICATE TO BE ATTRIBUTABLE TO A FOREIGN PERMANENT ESTABLISHMENT OR FIXED BASE, WITHIN THE MEANING OF AN APPLICABLE INCOME TAX TREATY, OF SUCH PERSON OR ANY OTHER U.S. PERSON AND (F) IT WILL NOT TRANSFER THIS CERTIFICATE TO ANY PERSON OR ENTITY THAT DOES NOT PROVIDE A SIMILAR AFFIDAVIT. ANY PURPORTED TRANSFER TO A DISQUALIFIED ORGANIZATION OR OTHER PERSON THAT IS NOT A PERMITTED TRANSFEREE OR OTHERWISE IN VIOLATION OF THESE RESTRICTIONS SHALL BE ABSOLUTELY NULL AND VOID AND SHALL VEST NO RIGHTS IN ANY PURPORTED TRANSFEREE. THIS CERTIFICATE REPRESENTS ONE OR MORE "NON-ECONOMIC RESIDUAL INTERESTS", AS DEFINED IN TREASURY REGULATIONS SECTION 1.860E-1(c), AND THEREFORE, TRANSFERS OF THIS CERTIFICATE MAY BE DISREGARDED FOR FEDERAL INCOME TAX PURPOSES. IN ORDER TO SATISFY A REGULATORY SAFE HARBOR UNDER WHICH SUCH TRANSFERS WILL NOT BE DISREGARDED, THE TRANSFEROR MAY BE REQUIRED, AMONG OTHER THINGS, TO SATISFY ITSELF AS TO THE FINANCIAL CONDITION OF THE PROPOSED TRANSFEREE AND EITHER TO TRANSFER AT A MINIMUM PRICE OR TO AN ELIGIBLE TRANSFEREE AS SPECIFIED IN TREASURY REGULATIONS.

USActive 33104371.6

PERCENTAGE INTEREST EVIDENCED BY THIS CERTIFICATE: [100%]

DATE OF POOLING AND SERVICING AGREEMENT: AS OF [_____], 20[__]

CUT-OFF DATE: AS SET FORTH IN THE POOLING AND SERVICING AGREEMENT (AS DEFINED HEREIN)

CLOSING DATE: [_____], 20[__]

FIRST DISTRIBUTION DATE: [_____], 20[__]

CLASS R PERCENTAGE INTEREST: [100%]

MASTER SERVICER: [MASTER SERVICER]

SPECIAL SERVICER: [SPECIAL SERVICER]

TRUSTEE: [TRUSTEE]

CERTIFICATE ADMINISTRATOR: [CERTIFICATE ADMINISTRATOR]

OPERATING ADVISOR: [OPERATING ADVISOR]

ASSET REPRESENTATIONS REVIEWER: [ASSET REPRESENTATIONS REVIEWER]

CUSIP NO.: [   ]

ISIN NO.: [   ]

CERTIFICATE NO.: R-[1]

CLASS R CERTIFICATE

evidencing a beneficial ownership interest in a Trust Fund, consisting primarily of a pool of commercial mortgage loans (the "Mortgage Loans" (and a separate trust subordinate companion loan interest in a commercial mortgage loan)), all payments on or collections in respect of the Mortgage Loans and the Trust Subordinate Companion Loan due after the Cut-off Date, all REO Properties and revenues received in respect thereof, the mortgagee's rights under the insurance policies, any Assignment of Leases, and any guaranties or other collateral as security for the Mortgage Loans and such amounts as shall from time to time be held in the Collection Account, the Distribution Accounts, the Interest Reserve Account, the Gain-on-Sale Reserve Account and the REO Accounts, formed and sold by

BANC OF AMERICA MERRILL LYNCH COMMERCIAL MORTGAGE INC.

THIS CERTIFIES THAT [_____] is the registered owner of the interest evidenced by this Certificate in the Class R Certificates issued by the Issuing Entity created pursuant to the Pooling and Servicing Agreement, dated as of [_____], 20[__] (the "Pooling and Servicing Agreement"), among BANC OF AMERICA MERRILL LYNCH COMMERCIAL MORTGAGE INC. (hereinafter called the "Depositor", which term includes any successor entity under the Pooling and Servicing Agreement), the Trustee, the Master Servicer, the Special Servicer, the Certificate Administrator, the Asset Representations Reviewer and the Operating Advisor. A summary of certain of the pertinent provisions of the Pooling and Servicing Agreement is set forth hereafter. To the extent not defined herein, the capitalized terms used herein shall have the meanings assigned thereto in the Pooling and Servicing Agreement.

This Certificate is one of a duly authorized issue of Certificates designated as Certificates of the series specified on the face hereof (herein called the "Certificates") and representing an interest in the Class of Certificates specified on the face hereof equal to the quotient expressed as a percentage obtained by dividing the Denomination of this Certificate specified on the face hereof, by the aggregate initial Certificate Balance of the Class R Certificates. The Certificates are designated as the [ISSUING ENTITY], Commercial Mortgage Pass-Through Certificates, [SERIES] and are issued in the classes as specifically set forth in the Pooling and Servicing Agreement. The Certificates will evidence in the aggregate 100% of the beneficial ownership of the Issuing Entity.

This Certificate does not purport to summarize the Pooling and Servicing Agreement and reference is made to that agreement for information with respect to the interests, rights, benefits, obligations, proceeds, and duties evidenced hereby and the rights, duties and obligations of the Trustee and the Certificate Administrator. This Certificate is issued under and is subject to the terms, provisions and conditions of the Pooling and Servicing Agreement, to which Pooling and Servicing Agreement, as amended from time to time, the Certificateholder by virtue of the acceptance hereof assents and by which the Certificateholder is bound. In the case of any conflict between terms specified in this Certificate and terms specified in the Pooling and Servicing Agreement, the terms of the Pooling and Servicing Agreement shall govern.

This Class R Certificate represents a "residual interest" in three "real estate mortgage investment conduits", as those terms are defined, respectively, in Sections 860G(a)(1) and 860D of the Internal Revenue Code of 1986, as amended. Each Holder of this Certificate, by acceptance hereof, agrees to treat, and take no action inconsistent with the treatment of, this Certificate in accordance with the preceding sentence for purposes of federal income taxes, state and local income and franchise taxes and other taxes imposed on or measured by income. The Holder of the largest Percentage Interest in the Class R Certificates shall be the "tax matters person" for each Trust REMIC pursuant to Treasury Regulations Section 1.860F-4(d), and the Master Servicer is hereby irrevocably designated and shall serve as attorney-in-fact and agent for any such Person that is the "tax matters person".

Pursuant to the terms of the Pooling and Servicing Agreement, distributions, if any, on this Certificate shall be made by the Certificate Administrator in an amount equal to such Person's *pro rata* share (based on the Percentage Interest represented by this Certificate) and to the extent and subject to the limitations set forth in the Pooling and Servicing Agreement, on the Distribution Date to the Person in whose name this Certificate is registered as of the related Record Date. All sums distributable on this Certificate are payable in the coin or currency of the United States of America as at the time of payment is legal tender for the payment of public and private debts.

This Certificate is limited in right of payment to, among other things, certain collections and recoveries respecting the Mortgage Loans and the Trust Subordinate Companion Loan, all as more specifically set forth in the Pooling and Servicing Agreement. As provided in the Pooling and Servicing Agreement, the Collection Account and the Distribution Accounts will be held on behalf of the Trustee on behalf of the Holders of Certificates specified in the Pooling and Servicing Agreement and the Master Servicer (with respect to the Collection Account) or the Certificate Administrator (with respect to the Distribution Accounts) will be authorized to make withdrawals therefrom. Amounts on deposit in such accounts may be invested in Permitted Investments. Interest or other investment income earned on funds in the Collection Account will be paid to the Master Servicer as set forth in the Pooling and Servicing Agreement. As provided in the Pooling and Servicing Agreement, withdrawals from the Collection Account shall be made from time to time for purposes other than distributions to Certificateholders, such purposes including reimbursement of certain expenses incurred with respect to the servicing of the Mortgage Loans and administration of the Issuing Entity.

All distributions under the Pooling and Servicing Agreement to a Class of Certificates shall be made on each Distribution Date (other than the final distribution on any Certificate) to Certificateholders of record on the related Record Date by check mailed to the address set forth therefor in the Certificate Register or, provided that such Certificateholder has provided the Certificate Administrator with wire instructions in writing at least five Business Days prior to the related Record Date, by wire transfer of immediately available funds to the account of such Certificateholder at a bank or other entity having appropriate facilities therefor. The final distribution on this Certificate (determined without regard to any possible future reimbursement of Realized Losses previously allocated to this Certificate) shall be made in like manner, but only upon presentment and surrender of this Certificate at the offices of the Certificate Registrar or such other location specified in the notice to Certificateholders of such final distribution.

Any funds not distributed on the final Distribution Date because of the failure of Certificateholders to tender their Certificates shall be set aside and held uninvested in trust and credited to the account or accounts of the appropriate non-tendering Holder or Holders. If any Certificates as to which notice has been posted pursuant to Section 4.01(i) of the Pooling and Servicing Agreement shall not have been surrendered for cancellation within six months after the time specified in such notice, the Certificate Administrator shall mail a second notice to the remaining non-tendering Certificateholders to surrender their Certificates for cancellation in order to receive the final distribution with respect thereto. If within one year after the second notice all such Certificates shall not have been surrendered for cancellation, the Certificate Administrator shall, directly or through an agent, take steps to contact the remaining non-tendering Certificateholders concerning surrender of their Certificates as it shall deem appropriate. The costs and expenses of holding such funds in trust and of contacting such Certificateholders following the first anniversary of the delivery of such second notice to the non-tendering Certificateholders shall be paid out of such funds. No interest shall accrue or be payable to any Certificateholder on any amount held in trust as a result of such Certificateholder's failure to surrender its Certificate(s) for final payment thereof in accordance with Section 4.01(i) of the Pooling and Servicing Agreement.

As provided in the Pooling and Servicing Agreement and subject to certain limitations therein set forth, the transfer of this Certificate is registerable in the Certificate Register only upon surrender of this Certificate for registration of transfer at the office of the Certificate Registrar or at the office of its transfer agent, duly endorsed by, or accompanied by an assignment in the form below or other written instrument of transfer in form satisfactory to the Certificate Registrar duly executed by the Holder hereof or such Holder's attorney-in-fact duly authorized in writing, and thereupon one or more new Certificates of the same Class in authorized Denominations will be issued to the designated transferee or transferees.

Each Person who has or who acquires any Ownership Interest in a Class R Certificate shall be deemed by the acceptance or acquisition of such Ownership Interest to have agreed to be bound by the following provisions and to have irrevocably authorized the Trustee under Section 5.03(n) of the Pooling and Servicing Agreement to deliver payments to a Person other than such Person. The rights of each Person acquiring any Ownership Interest in a Class R Certificate are expressly subject to the following provisions: (A) no Person holding or acquiring any Ownership Interest in a Class R Certificate shall be a Disqualified Organization or agent thereof (including a nominee, middleman or similar person) (an "Agent"), a Plan or a Person acting on behalf of or investing the assets of a Plan (such Plan or Person, an "ERISA Prohibited Holder") or a Non-U.S. Tax Person and shall promptly notify the Master Servicer, the Trustee and the Certificate Registrar of any change or impending change to

A-22-5

such status; (B) in connection with any proposed Transfer of any Ownership Interest in a Class R Certificate, the Certificate Registrar shall require delivery to it, and no Transfer of any Class R Certificate shall be registered until the Certificate Registrar receives, an affidavit substantially in the form attached to the Pooling and Servicing Agreement as Exhibit D-1 (a "Transferee Affidavit") from the proposed Transferee, in form and substance satisfactory to the Certificate Registrar, representing and warranting, among other things, that such Transferee is not a Disqualified Organization or Agent thereof, an ERISA Prohibited Holder or a Non-U.S. Tax Person, and that it has reviewed the provisions of Section 5.03(n) of the Pooling and Servicing Agreement and agrees to be bound by them; (C) notwithstanding the delivery of a Transferee Affidavit by a proposed Transferee under clause (B) above, if the Certificate Registrar has actual knowledge that the proposed Transferee is a Disqualified Organization or Agent thereof, an ERISA Prohibited Holder or a Non-U.S. Tax Person, no Transfer of an Ownership Interest in a Class R Certificate to such proposed Transferee shall be effected; and (D) each Person holding or acquiring any Ownership Interest in a Class R Certificate shall agree (1) to require a Transferee Affidavit from any prospective Transferee to whom such Person attempts to transfer its Ownership Interest in such Class R Certificate and (2) not to transfer its Ownership Interest in such Class R Certificate unless it provides to the Certificate Registrar a letter substantially in the form attached to the Pooling and Servicing Agreement as Exhibit D-2 (a "Transferor Letter") certifying that, among other things, it has no actual knowledge or reason to know that the proposed Transferee's statements in such Transferee Affidavit are false.

The Class R Certificates will be issued in fully registered, certificated form, in minimum percentage interests of [___]% and integral multiples of [_]% in excess thereof.

No fee or service charge shall be imposed by the Certificate Registrar for its services in respect of any registration of transfer or exchange referred to in Section 5.03 of the Pooling and Servicing Agreement. In connection with any transfer to an Institutional Accredited Investor, the Transferor shall reimburse the Issuing Entity for any costs (including the cost of the Certificate Registrar's counsel's review of the documents and any legal opinions, submitted by the transferor or transferee to the Certificate Registrar as provided in Section 5.03 of the Pooling and Servicing Agreement) incurred by the Certificate Registrar in connection with such transfer. The Certificate Registrar may require payment by each transferor of a sum sufficient to cover any tax, expense or other governmental charge payable in connection with any such transfer or exchange.

The Trustee, the Certificate Administrator, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer and the Certificate Registrar and any of their agents may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and neither the Trustee, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Registrar nor any such agents shall be affected by any notice to the contrary.

The Pooling and Servicing Agreement may be amended from time to time by the parties thereto, without the consent of any of the Certificateholders or the Companion Holders:

(i) to correct any defect or ambiguity in the Pooling and Servicing Agreement in order to address any manifest error in any provision of the Pooling and Servicing Agreement;

(ii) to cause the provisions in the Pooling and Servicing Agreement to conform or be consistent with or in furtherance of the statements made in the Prospectus with respect to the Certificates, the Issuing Entity or the Pooling and Servicing Agreement or to correct or supplement any of its provisions which may be inconsistent with any other provisions therein or to correct any error;

(iii) to change the timing and/or nature of deposits in the Collection Account, the Distribution Accounts or any REO Account; provided that (a) the Master Servicer Remittance Date shall in no event be later than the Business Day prior to the related Distribution Date and (b) such change shall not adversely affect in any material respect the interests of any Certificateholder, as evidenced in writing by an Opinion of Counsel at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each Rating Agency with respect to such amendment;

(iv)   to amend any provision of the Pooling and Servicing Agreement to the extent necessary or desirable to maintain the status of each REMIC (or any grantor trust portion of the Issuing Entity) for the purposes of federal income tax law (or comparable provisions of state income tax law);

(v)   to modify, eliminate or add to the provisions of Section 5.03(n) of the Pooling and Servicing Agreement or any other provision of the Pooling and Servicing Agreement restricting transfer of the Class R Certificates; <u>provided</u> the Depositor has determined that such change shall not, as evidenced by an Opinion of Counsel, cause the Issuing Entity, any Trust REMIC or any of the Certificateholders (other than the Transferor) to be subject to a federal tax caused by a Transfer to a Person that is a Disqualified Organization or a Non-U.S. Tax Person;

(vi)   to amend any provision of the Pooling and Servicing Agreement to the extent necessary or desirable to list the Certificates on a stock exchange, including, without limitation, the appointment of one or more sub-certificate administrators and the requirement that certain information be delivered to such sub-certificate administrators;

(vii)   to make any other provisions with respect to matters or questions arising under or with respect to the Pooling and Servicing Agreement not inconsistent with the provisions therein;

(viii)   to modify, alter, amend, add or to rescind any of the provisions contained in the Pooling and Servicing Agreement if and to the extent necessary to comply with any rules or regulations promulgated, or any guidance provided with respect to Rule 15Ga-1 under the Exchange Act, by the SEC from time to time;

(ix)   to modify the provisions of Sections 3.05 and 3.17 of the Pooling and Servicing Agreement (with respect to reimbursement of Nonrecoverable Advances and Workout-Delayed Reimbursement Amounts) if (a) the Depositor, the Master Servicer, the Trustee and, for so long as a Control Event has not occurred and is not continuing, the Directing Certificateholder, determine that the commercial mortgage backed securities industry standard for such provisions has changed, in order to conform to such industry standard, (b) each Rating Agency shall have been provided with a Rating Agency Communication with respect to such modification, and (c) if no Control Termination Event or Consultation Termination Event has occurred and is continuing, the Directing Certificateholder consents to such modification;

(x)   to modify the procedures of the Pooling and Servicing Agreement relating to compliance with Rule 17g-5 of the Exchange Act; <u>provided</u> that if such modification materially increases the obligations of the Trustee, the Certificate Administrator, the Custodian, the Asset Representations Reviewer, the 17g-5 Information Provider, the Operating Advisor, the Depositor, the Master Servicer or the Special Servicer, then the consent of such party will be required;

(xi)   in the event of a TIA Applicability Determination, to modify, eliminate or add to the provisions of the Pooling and Servicing Agreement to such extent as shall be necessary to (A) effect the qualification of the Pooling and Servicing Agreement under the TIA or under any similar federal statute hereafter enacted and to add to the Pooling and Servicing Agreement such other provisions as may be expressly required by the TIA, and (B) modify such other provisions as are necessary to conform the Pooling and Servicing Agreement and be consistent with the modifications made pursuant to the preceding clause (A); <u>provided</u> that any amendment pursuant to this clause (xi) shall be at the sole cost and expense of the Depositor; and

(xii)   any other amendment which does not adversely affect in any material respect the interests of any Certificateholder (unless such Certificateholder consents).

Notwithstanding the foregoing, no such amendment (A) may change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under any Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary thereunder, without the consent of such Mortgage Loan Seller or (B) materially and adversely affects the holders of a Companion Loan without such Companion Holder's consent.

The Pooling and Servicing Agreement may also be amended from time to time by the parties thereto with the consent of the Holders of Certificates of each Class affected by such amendment evidencing in the aggregate not less than 51% of the aggregate Percentage Interests constituting the Class for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Pooling and Servicing Agreement or of modifying in any manner the rights of the Holders of Certificates of such Class; provided, however, that no such amendment shall:

(i)   reduce in any manner the amount of, or delay the timing of, payments received on the Mortgage Loans or the Trust Subordinate Companion Loan that are required to be distributed on a Certificate of any Class without the consent of the Holder of the Certificate or which are required to be distributed to a Companion Holder without the consent of such Companion Holder; or

(ii)   reduce the aforesaid percentage of Certificates of any Class the Holders of which are required to consent to any such amendment or remove the requirement to obtain consent of any Companion Holder or Holder of [LOAN SPECIFIC CLASS] Certificates, in any such case without the consent of the Holders of all Certificates of such Class then outstanding or such Companion Holders, as applicable; or

(iii)   adversely affect the Voting Rights of any Class of Certificates without the consent of the Holders of all Certificates of such Class then outstanding; or

(iv)   change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under such Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary under the Pooling and Servicing Agreement, without the consent of such Mortgage Loan Seller; or

(v)   amend the Servicing Standard without the consent of 100% of the Certificateholders or receipt of Rating Agency Confirmation from each Rating Agency and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates pursuant to Section 3.27 of the Pooling and Servicing Agreement) and, if required under the related Intercreditor Agreement, the consent of the holder of any AB Subordinate Companion Loan for each Serviced AB Whole Loan.

Further, notwithstanding the foregoing, none of the Operating Advisor, the Trustee, the Certificate Administrator, the Depositor, the Master Servicer, the Asset Representations Reviewer nor the Special Servicer will be required to consent to any amendment to the Pooling and Servicing Agreement without having first received an Opinion of Counsel (at the Issuing Entity's expense) to the effect that such amendment is permitted under the Pooling and Servicing Agreement and that such amendment or the exercise of any power granted to the Master Servicer, the Special Servicer, the Depositor, the Trustee, the Certificate Administrator, the Asset Representations Reviewer or any other specified person in accordance with such amendment will not result in the imposition of a tax on any portion of the Issuing Entity or any Trust REMIC, or cause any Trust REMIC to fail to qualify as a REMIC or cause the Grantor Trust to fail to qualify as a grantor trust under the relevant provisions of the Code. Furthermore, no amendment to the Pooling and Servicing Agreement may be made that changes in any material respect to the rights of the [LOAN SPECIFIC CLASS] Certificates without the consent of such Class and no amendment to the Pooling and Servicing Agreement may be made that changes any provisions specifically required to be included in the Pooling and Servicing Agreement by the [LOAN SPECIFIC] Intercreditor Agreement without the consent of the holder of the related Non-Serviced Pari Passu Companion Loan(s).

The Holders of the majority of the Controlling Class, the Special Servicer, the Master Servicer or the Holders of the Class R Certificates may, in that order of priority, at their option, upon 60 days' prior notice given to the Trustee, the Certificate Administrator and each of the other parties to the Pooling and Servicing Agreement, purchase all of the Mortgage Loans (for the avoidance of doubt, excluding the Trust Subordinate Companion Loan) (and all property acquired through exercise of remedies in respect of any related Mortgage Loan) and the Issuing Entity's portion of each REO Property (other than any portion related to the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) remaining in the Issuing Entity, and thereby effect termination of the Issuing Entity and early retirement of the then-outstanding Certificates, on or after the first Distribution Date on which the aggregate Stated Principal Balances of the Mortgage Loans and the Issuing Entity's portion of any REO Loans remaining in the Issuing Entity is less than [_____].

Following the date on which the [APPLICABLE CLASSES] Certificates are retired (and provided that there is only one Holder (or multiple Holders acting in unanimity) of the then-outstanding Certificates (other than the [LOAN SPECIFIC CLASS], Class [ARD] and Class R Certificates)), the Sole Certificateholder may, at its option exchange (subject to the Master Servicer's consent) all of its Certificates (other than the [LOAN SPECIFIC CLASS], Class [ARD] and Class R Certificates) for all of the Mortgage Loans (for the avoidance of doubt, excluding the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) and the Issuing Entity's portion of each REO Property (other than any portion related to the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) remaining in the Issuing Entity pursuant to the terms of the Pooling and Servicing Agreement. If the Trust Subordinate Companion Loan is the sole remaining asset of the Issuing Entity, the Holders of the [LOAN SPECIFIC CLASS] Certificates may exchange their Certificates for the Trust Subordinate Companion Loan and terminate the Issuing Entity pursuant to the terms of the Pooling and Servicing Agreement.

The obligations created by the Pooling and Servicing Agreement and the Issuing Entity created thereby (other than the obligation of the Certificate Administrator to make payments to Certificateholders as provided for in the Pooling and Servicing Agreement), shall terminate upon reduction of the Certificate Balances of all the Certificates to zero (including, without limitation, any such final payment resulting from a termination of the Issuing Entity due to a sale of its property) pursuant to the terms of the Pooling and Servicing Agreement. In no event, however, will the Trust created by the Pooling and Servicing Agreement continue beyond the expiration of 21 years from the death of the last survivor of the descendants of Joseph P. Kennedy, the late Ambassador of the United States to the Court of St. James, living on the date hereof.

Unless the certificate of authentication hereon has been executed by the Authenticating Agent, by manual signature, this Certificate shall not be entitled to any benefit under the Pooling and Servicing Agreement or be valid for any purpose. The Certificate Registrar has executed this Certificate on behalf of the Issuing Entity as Certificate Registrar under the Pooling and Servicing Agreement and makes no representation or warranty as to any of the statements contained herein or the validity or sufficiency of the Certificates or the Mortgage Loans.

THIS CERTIFICATE AND THE POOLING AND SERVICING AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH, AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES APPLIED IN NEW YORK.

IN WITNESS WHEREOF, the Certificate Registrar has caused this Certificate to be duly executed under this official seal.

[CERTIFICATE REGISTRAR], not in its
individual capacity but solely as Certificate Registrar
under the Pooling and Servicing Agreement

By: _____
AUTHORIZED SIGNATORY

Dated: [_____], 20[__]

CERTIFICATE OF AUTHENTICATION

THIS IS ONE OF THE CLASS R CERTIFICATES REFERRED TO IN THE WITHIN-MENTIONED POOLING AND SERVICING AGREEMENT.

[AUTHENTICATING AGENT], as Authenticating
Agent

By: _____
AUTHORIZED SIGNATORY

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM - as tenant in common
TEN ENT - as tenants by the entireties
JT TEN - as joint tenants with rights of survivorship and not as tenants in common

UNIF GIFT MIN ACT _____ Custodian
                                    (Cust)
Under Uniform Gifts to Minors

Act _____
                     (State)

Additional abbreviations may also be used though not in the above list.

FORM OF TRANSFER

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto _____

_____
(Please insert Social Security or other identifying number of Assignee)

_____
(Please print or typewrite name and address of assignee)

_____

the within Certificate and does hereby or irrevocably constitute and appoint to transfer the said Certificate in the Certificate register of the within-named Trust, with full power of substitution in the premises.

Dated: _____

NOTICE: The signature to this assignment must correspond with the name as written upon the face of this Certificate in every particular without alteration or enlargement or any change whatever.

_____
SIGNATURE GUARANTEED

The signature must be guaranteed by a commercial bank or trust company or by a member firm of the New York Stock Exchange or another national securities exchange. Notarized or witnessed signatures are not acceptable.

A-22-11

DISTRIBUTION INSTRUCTIONS

The assignee should include the following for purposes of distribution:

Distributions shall be made, by wire transfer or otherwise, in immediately available funds to _____ for the account of _____ account number _____ or, if mailed by check, to _____. Statements should be mailed to _____. This information is provided by assignee named above, or _____, as its agent.

EXHIBIT A-23

FORM OF CLASS [ARD] CERTIFICATE

CLASS [ARD]

[ISSUING ENTITY]
COMMERCIAL MORTGAGE PASS-THROUGH CERTIFICATES
[SERIES], CLASS [ARD]

THIS CERTIFICATE DOES NOT REPRESENT AN INTEREST IN OR OBLIGATION OF THE DEPOSITOR, THE SPONSOR, THE MASTER SERVICER, THE SPECIAL SERVICER, THE TRUSTEE, THE CERTIFICATE ADMINISTRATOR, THE OPERATING ADVISOR, THE UNDERWRITERS, THE INITIAL PURCHASERS, THE MORTGAGE LOAN SELLER, THE ASSET REPRESENTATIONS REVIEWER OR ANY OF THEIR RESPECTIVE AFFILIATES. NEITHER THIS CERTIFICATE NOR THE UNDERLYING MORTGAGE LOANS ARE INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OR INSTRUMENTALITY OR PRIVATE INSURER.

THIS CERTIFICATE HAS NOT BEEN AND WILL NOT BE REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE OR FOREIGN SECURITIES LAW. THE HOLDER HEREOF, BY PURCHASING THIS CERTIFICATE, AGREES THAT THIS CERTIFICATE MAY BE REOFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A)(1) PURSUANT TO RULE 144A UNDER THE SECURITIES ACT ("RULE 144A") TO A PERSON THAT THE HOLDER REASONABLY BELIEVES IS A "QUALIFIED INSTITUTIONAL BUYER", WITHIN THE MEANING OF RULE 144A (A "QIB"), OR IS PURCHASING FOR THE ACCOUNT OF A QIB, AND WHOM THE HOLDER HAS INFORMED THAT THE REOFFER, RESALE, PLEDGE, OR OTHER TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (2) TO AN INSTITUTION THAT IS A NON-"U.S. PERSON" IN AN "OFFSHORE TRANSACTION" AS DEFINED IN, AND IN ACCORDANCE WITH RULE 903 OR RULE 904 OF, REGULATION S UNDER THE SECURITIES ACT, OR (3) TO AN INSTITUTION THAT IS AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501(a)(1), (2), (3) OR (7) OF REGULATION D UNDER THE SECURITIES ACT OR ANY ENTITY IN WHICH ALL OF THE EQUITY OWNERS COME WITHIN SUCH PARAGRAPHS, AND (B) IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION.

THIS CERTIFICATE MAY NOT BE PURCHASED BY OR PLEDGED, SOLD OR OTHERWISE TRANSFERRED TO ANY PERSON THAT IS OR BECOMES AN EMPLOYEE BENEFIT PLAN OR OTHER PLAN THAT IS SUBJECT TO THE FIDUCIARY RESPONSIBILITY PROVISIONS OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), OR TO SECTION 4975 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE"), OR A GOVERNMENTAL PLAN (AS DEFINED IN SECTION 3(32) OF ERISA) THAT IS SUBJECT TO ANY FEDERAL, STATE OR LOCAL LAW THAT IS, TO A MATERIAL EXTENT, SIMILAR TO THE FOREGOING PROVISIONS OF ERISA OR THE CODE ("SIMILAR LAW"), OR ANY PERSON ACTING ON BEHALF OF ANY SUCH PLAN OR USING THE ASSETS OF SUCH PLAN TO ACQUIRE THIS CERTIFICATE.

THIS CERTIFICATE REPRESENTS AN UNDIVIDED BENEFICIAL INTEREST IN A PORTION OF A GRANTOR TRUST THAT HOLDS THE EXCESS INTEREST AND RELATED AMOUNTS IN THE EXCESS INTEREST DISTRIBUTION ACCOUNT.

EACH PURCHASER OF THIS CERTIFICATE SHALL BE REQUIRED TO DELIVER AN INVESTMENT REPRESENTATION LETTER SUBSTANTIALLY IN THE FORM OF EXHIBIT C TO THE POOLING AND SERVICING AGREEMENT.

PERCENTAGE INTEREST EVIDENCED BY THIS CERTIFICATE: [100%]

DATE OF POOLING AND SERVICING AGREEMENT: AS OF [_____], 20[__]

CUT-OFF DATE: AS SET FORTH IN THE POOLING AND SERVICING AGREEMENT (AS DEFINED HEREIN)

CLOSING DATE: [_____], 20[__]

FIRST DISTRIBUTION DATE: [_____], 20[__]

CLASS [ARD] PERCENTAGE INTEREST: [100%]

MASTER SERVICER: [MASTER SERVICER]

SPECIAL SERVICER: [SPECIAL SERVICER]

TRUSTEE: [TRUSTEE]

CERTIFICATE ADMINISTRATOR: [CERTIFICATE ADMINISTRATOR]

OPERATING ADVISOR: [OPERATING ADVISOR]

ASSET REPRESENTATIONS REVIEWER: [ASSET REPRESENTATIONS REVIEWER

CUSIP NO.: [   ]

ISIN NO.: [   ]

COMMON CODE NO.: [   ]

CERTIFICATE NO.: [ARD]-[_]

CLASS [ARD] CERTIFICATE

evidencing a beneficial ownership interest in a Trust Fund, consisting primarily of a pool of commercial mortgage loans (the "Mortgage Loans" (and a separate trust subordinate companion loan interest in a commercial mortgage loan)), all payments on or collections in respect of the Mortgage Loans and the Trust Subordinate Companion Loan due after the Cut-off Date, all REO Properties and revenues received in respect thereof, the mortgagee's rights under the insurance policies, any Assignment of Leases, and any guaranties or other collateral as security for the Mortgage Loans and such amounts as shall from time to time be held in the Collection Account, the Distribution Accounts, the Interest Reserve Account, the Gain-on-Sale Reserve, the Excess Interest Distribution Account and the REO Accounts, formed and sold by

BANC OF AMERICA MERRILL LYNCH COMMERCIAL MORTGAGE INC.

THIS CERTIFIES THAT [_____] is the registered owner of the interest evidenced by this Certificate in the Class [ARD] Certificates issued by the Issuing Entity created pursuant to the Pooling and Servicing Agreement, dated as of [_____], 20[__] (the "Pooling and Servicing Agreement"), among BANC OF AMERICA MERRILL LYNCH COMMERCIAL MORTGAGE INC. (hereinafter called the "Depositor", which term includes any successor entity under the Pooling and Servicing Agreement), the Trustee, the Master Servicer, the Special Servicer, the Certificate Administrator, the Asset Representations Reviewer and the Operating Advisor. A summary of certain of the pertinent provisions of the Pooling and Servicing Agreement is set forth hereafter. To the extent not defined herein, the capitalized terms used herein shall have the meanings assigned thereto in the Pooling and Servicing Agreement.

This Certificate is one of a duly authorized issue of Certificates designated as Certificates of the series specified on the face hereof (herein called the "Certificates") and representing an interest in the Class of Certificates specified on the face hereof equal to the quotient expressed as a percentage obtained by dividing the Denomination of this Certificate specified on the face hereof, by the aggregate initial Certificate Balance of the Class [ARD] Certificates. The Certificates are designated as the [ISSUING ENTITY], Commercial Mortgage Pass-Through Certificates, [SERIES] and are issued in the classes as specifically set forth in the Pooling and Servicing Agreement. The Certificates will evidence in the aggregate 100% of the beneficial ownership of the Issuing Entity.

This Certificate does not purport to summarize the Pooling and Servicing Agreement and reference is made to that agreement for information with respect to the interests, rights, benefits, obligations, proceeds, and duties evidenced hereby and the rights, duties and obligations of the Trustee and the Certificate Administrator. This Certificate is issued under and is subject to the terms, provisions and conditions of the Pooling and Servicing Agreement, to which Pooling and Servicing Agreement, as amended from time to time, the Certificateholder by virtue of the acceptance hereof assents and by which the Certificateholder is bound. In the case of any conflict between terms specified in this Certificate and terms specified in the Pooling and Servicing Agreement, the terms of the Pooling and Servicing Agreement shall govern.

This Certificate represents an undivided beneficial interest in a portion of a grantor trust that holds the Excess Interest and related amounts in the Excess Interest Distribution Account. Each Holder of this Certificate, by acceptance hereof, agrees to treat, and take no action inconsistent with the treatment of, this Certificate in accordance with the preceding sentence for purposes of federal income taxes, state and local income and franchise taxes and other taxes imposed on or measured by income.

Pursuant to the terms of the Pooling and Servicing Agreement, the Certificate Administrator shall distribute to the Person in whose name this Certificate is registered as of the related Record Date, an amount equal to such Person's *pro rata* share (based on the Percentage Interest represented by this Certificate) of the Excess Interest then distributable, if any, allocable to the Class of Certificates of the same Class as this Certificate for such Distribution Date, all as more fully described in the Pooling and Servicing Agreement. Holders of this Certificate may be entitled to Yield Maintenance Charges as provided in the Pooling and Servicing Agreement. All sums distributable on this Certificate are payable in the coin or currency of the United States of America as at the time of payment is legal tender for the payment of public and private debts.

This Certificate is limited in right of payment to, among other things, Excess Interest actually collected on the Mortgage Loans, all as more specifically set forth in the Pooling and Servicing Agreement. As provided in the Pooling and Servicing Agreement, the Collection Account and the Distribution Accounts will be held on behalf of the Trustee on behalf of the Holders of Certificates specified in the Pooling and Servicing Agreement and the Master Servicer (with respect to the Collection Account) or the Certificate Administrator (with respect to the Distribution Accounts) will be authorized to make withdrawals therefrom. Amounts on deposit in such accounts may be invested in Permitted Investments. Interest or other investment income earned on funds in the Collection Account will be paid to the Master Servicer as set forth in the Pooling and Servicing Agreement. As provided in the Pooling and Servicing Agreement, withdrawals from the Collection Account shall be made from time to time for purposes other than distributions to Certificateholders, such purposes including reimbursement of certain expenses incurred with respect to the servicing of the Mortgage Loans and the Trust Subordinate Companion Loan and administration of the Issuing Entity.

All distributions under the Pooling and Servicing Agreement to a Class of Certificates shall be made on each Distribution Date (other than the final distribution on any Certificate) to Certificateholders of record on the related Record Date by check mailed to the address set forth therefor in the Certificate Register or, provided that such Certificateholder has provided the Certificate Administrator with wire instructions in writing at least five Business Days prior to the related Record Date, by wire transfer of immediately available funds to the account of such Certificateholder at a bank or other entity having appropriate facilities therefor. The final distribution on this Certificate shall be made in like manner, but only upon presentment and surrender of this Certificate at the offices of the Certificate Registrar or such other location specified in the notice to Certificateholders of such final distribution.

Any funds not distributed on the final Distribution Date because of the failure of Certificateholders to tender their Certificates shall be set aside and held uninvested in trust and credited to the account or accounts of the appropriate non-tendering Holder or Holders. If any Certificates as to which notice has been posted pursuant to Section 4.01(i) of the Pooling and Servicing Agreement shall not have been surrendered for cancellation within six months after the time specified in such notice, the Certificate Administrator shall mail a second notice to the remaining non-tendering Certificateholders to surrender their Certificates for cancellation in order to receive the final distribution with respect thereto. If within one year after the second notice all such Certificates shall not have been surrendered for cancellation, the Certificate Administrator shall, directly or through an agent, take steps to contact the remaining non-tendering Certificateholders concerning surrender of their Certificates as it shall deem appropriate. The costs and expenses of holding such funds in trust and of contacting such Certificateholders following the first anniversary of the delivery of such second notice to the non-tendering Certificateholders shall be paid out of such funds. No interest shall accrue or be payable to any Certificateholder on any amount held in trust as a result of such Certificateholder's failure to surrender its Certificate(s) for final payment thereof in accordance with Section 4.01(i) of the Pooling and Servicing Agreement.

As provided in the Pooling and Servicing Agreement and subject to certain limitations therein set forth, the transfer of this Certificate is registerable in the Certificate Register only upon surrender of this Certificate for registration of transfer at the office of the Certificate Registrar or at the office of its transfer agent, duly endorsed by, or accompanied by an assignment in the form below or other written instrument of transfer in form satisfactory to the Certificate Registrar duly executed by the Holder hereof or such Holder's attorney-in-fact duly authorized in writing, and thereupon one or more new Certificates of the same Class in authorized Denominations will be issued to the designated transferee or transferees.

The Class [ARD] Certificates will be issued in full, registered, certificated form, in minimum percentage interests of [___]% and integral multiples of [_]% in excess thereof.

No fee or service charge shall be imposed by the Certificate Registrar for its services in respect of any registration of transfer or exchange referred to in Section 5.03 of the Pooling and Servicing Agreement. In connection with any transfer to an Institutional Accredited Investor, the Transferor shall reimburse the Issuing Entity for any costs (including the cost of the Certificate Registrar's counsel's review of the documents and any legal opinions, submitted by the transferor or transferee to the Certificate Registrar as provided in Section 5.03 of the Pooling and Servicing Agreement) incurred by the Certificate Registrar in connection with such transfer. The Certificate Registrar may require payment by each transferor of a sum sufficient to cover any tax, expense or other governmental charge payable in connection with any such transfer or exchange.

The Trustee, the Certificate Administrator, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer and the Certificate Registrar and any of their agents may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and neither the Trustee, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Registrar nor any such agents shall be affected by any notice to the contrary.

The Pooling and Servicing Agreement may be amended from time to time by the parties thereto, without the consent of any of the Certificateholders or the Companion Holders:

(i)   to correct any defect or ambiguity in the Pooling and Servicing Agreement in order to address any manifest error in any provision of the Pooling and Servicing Agreement;

(ii)   to cause the provisions in the Pooling and Servicing Agreement to conform or be consistent with or in furtherance of the statements made in the Prospectus with respect to the Certificates, the Issuing Entity or the Pooling and Servicing Agreement or to correct or supplement any of its provisions which may be inconsistent with any other provisions therein or to correct any error;

(iii)   to change the timing and/or nature of deposits in the Collection Account, the Distribution Accounts or any REO Account; provided that (a) the Master Servicer Remittance Date shall in no event be later than the Business Day prior to the related Distribution Date and (b) such change shall not adversely affect in any material respect the interests of any Certificateholder, as evidenced in writing by an Opinion of Counsel at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each Rating Agency with respect to such amendment;

(iv)   to amend any provision of the Pooling and Servicing Agreement to the extent necessary or desirable to maintain the status of each REMIC (or any grantor trust portion of the Issuing Entity) for the purposes of federal income tax law (or comparable provisions of state income tax law);

(v)   to modify, eliminate or add to the provisions of Section 5.03(n) of the Pooling and Servicing Agreement or any other provision of the Pooling and Servicing Agreement restricting transfer of the Class R Certificates; provided the Depositor has determined that such change shall not, as evidenced by an Opinion of Counsel, cause the Issuing Entity, any Trust REMIC or any of the Certificateholders (other than the Transferor) to be subject to a federal tax caused by a Transfer to a Person that is a Disqualified Organization or a Non-U.S. Tax Person;

(vi)   to amend any provision of the Pooling and Servicing Agreement to the extent necessary or desirable to list the Certificates on a stock exchange, including, without limitation, the appointment of one or more sub-certificate administrators and the requirement that certain information be delivered to such sub-certificate administrators;

(vii)   to make any other provisions with respect to matters or questions arising under or with respect to the Pooling and Servicing Agreement not inconsistent with the provisions therein;

(viii)   to modify, alter, amend, add or to rescind any of the provisions contained in the Pooling and Servicing Agreement if and to the extent necessary to comply with any rules or regulations promulgated, or any guidance provided with respect to Rule 15Ga-1 under the Exchange Act, by the SEC from time to time;

(ix)   to modify the provisions of Sections 3.05 and 3.17 of the Pooling and Servicing Agreement (with respect to reimbursement of Nonrecoverable Advances and Workout-Delayed Reimbursement Amounts) if (a) the Depositor, the Master Servicer, the Trustee and, for so long as a Control Event has not occurred and is not continuing, the Directing Certificateholder, determine that the commercial mortgage backed securities industry standard for such provisions has changed, in order to conform to such industry standard, (b) each Rating Agency shall have been provided with a Rating Agency Communication with respect to such modification, and (c) if no Control Termination Event or Consultation

A-23-5

Termination Event has occurred and is continuing, the Directing Certificateholder consents to such modification;

(x) to modify the procedures of the Pooling and Servicing Agreement relating to compliance with Rule 17g-5 of the Exchange Act; provided that if such modification materially increases the obligations of the Trustee, the Certificate Administrator, the Custodian, the Asset Representations Reviewer, the 17g-5 Information Provider, the Operating Advisor, the Depositor, the Master Servicer or the Special Servicer, then the consent of such party will be required;

(xi) in the event of a TIA Applicability Determination, to modify, eliminate or add to the provisions of the Pooling and Servicing Agreement to such extent as shall be necessary to (A) effect the qualification of the Pooling and Servicing Agreement under the TIA or under any similar federal statute hereafter enacted and to add to the Pooling and Servicing Agreement such other provisions as may be expressly required by the TIA, and (B) modify such other provisions as are necessary to conform the Pooling and Servicing Agreement and be consistent with the modifications made pursuant to the preceding clause (A); provided that any amendment pursuant to this clause (xi) shall be at the sole cost and expense of the Depositor; and

(xii) any other amendment which does not adversely affect in any material respect the interests of any Certificateholder (unless such Certificateholder consents).

Notwithstanding the foregoing, no such amendment (A) may change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under any Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary thereunder, without the consent of such Mortgage Loan Seller or (B) materially and adversely affects the holders of a Companion Loan without such Companion Holder's consent.

The Pooling and Servicing Agreement may also be amended from time to time by the parties thereto with the consent of the Holders of Certificates of each Class affected by such amendment evidencing in the aggregate not less than 51% of the aggregate Percentage Interests constituting the Class for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Pooling and Servicing Agreement or of modifying in any manner the rights of the Holders of Certificates of such Class; provided, however, that no such amendment shall:

(i) reduce in any manner the amount of, or delay the timing of, payments received on the Mortgage Loans or the Trust Subordinate Companion Loan that are required to be distributed on a Certificate of any Class without the consent of the Holder of the Certificate or which are required to be distributed to a Companion Holder without the consent of such Companion Holder; or

(ii) reduce the aforesaid percentage of Certificates of any Class the Holders of which are required to consent to any such amendment or remove the requirement to obtain consent of any Companion Holder or Holder of [LOAN SPECIFIC CLASS] Certificates, in any such case without the consent of the Holders of all Certificates of such Class then outstanding or such Companion Holders, as applicable; or

(iii) adversely affect the Voting Rights of any Class of Certificates without the consent of the Holders of all Certificates of such Class then outstanding; or

(iv) change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under such Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary under the Pooling and Servicing Agreement, without the consent of such Mortgage Loan Seller; or

(v) amend the Servicing Standard without the consent of 100% of the Certificateholders or receipt of Rating Agency Confirmation from each Rating Agency and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency

A-23-6

confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates pursuant to Section 3.27 of the Pooling and Servicing Agreement) and, if required under the related Intercreditor Agreement, the consent of the holder of any AB Subordinate Companion Loan for each Serviced AB Whole Loan.

Further, notwithstanding the foregoing, none of the Operating Advisor, the Trustee, the Certificate Administrator, the Depositor, the Master Servicer, the Asset Representations Reviewer nor the Special Servicer will be required to consent to any amendment to the Pooling and Servicing Agreement without having first received an Opinion of Counsel (at the Issuing Entity's expense) to the effect that such amendment is permitted under the Pooling and Servicing Agreement and that such amendment or the exercise of any power granted to the Master Servicer, the Special Servicer, the Depositor, the Trustee, the Certificate Administrator, the Asset Representations Reviewer or any other specified person in accordance with such amendment will not result in the imposition of a tax on any portion of the Issuing Entity or any Trust REMIC, or cause any Trust REMIC to fail to qualify as a REMIC or cause the Grantor Trust to fail to qualify as a grantor trust under the relevant provisions of the Code. Furthermore, no amendment to the Pooling and Servicing Agreement may be made that changes in any material respect to the rights of the [LOAN SPECIFIC CLASS] Certificates without the consent of such Class and no amendment to the Pooling and Servicing Agreement may be made that changes any provisions specifically required to be included in the Pooling and Servicing Agreement by the [LOAN SPECIFIC] Intercreditor Agreement without the consent of the holder of the related Non-Serviced Pari Passu Companion Loan(s).

The Holders of the majority of the Controlling Class, the Special Servicer, the Master Servicer or the Holders of the Class R Certificates may, in that order of priority, at their option, upon 60 days' prior notice given to the Trustee, the Certificate Administrator and each of the other parties to the Pooling and Servicing Agreement, purchase all of the Mortgage Loans (for the avoidance of doubt, excluding the Trust Subordinate Companion Loan) (and all property acquired through exercise of remedies in respect of any related Mortgage Loan) and the Issuing Entity's portion of each REO Property (other than any portion related to the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) remaining in the Issuing Entity, and thereby effect termination of the Issuing Entity and early retirement of the then-outstanding Certificates, on or after the first Distribution Date on which the aggregate Stated Principal Balances of the Mortgage Loans and the Issuing Entity's portion of any REO Loans remaining in the Issuing Entity is less than [_____].

Following the date on which the [APPLICABLE CLASSES] Certificates are retired (and provided that there is only one Holder (or multiple Holders acting in unanimity) of the then-outstanding Certificates (other than the [LOAN SPECIFIC CLASS], Class [ARD] and Class R Certificates)), the Sole Certificateholder may, at its option exchange (subject to the Master Servicer's consent) all of its Certificates (other than the [LOAN SPECIFIC CLASS], Class [ARD] and Class R Certificates) for all of the Mortgage Loans (for the avoidance of doubt, excluding the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) and the Issuing Entity's portion of each REO Property (other than any portion related to the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) remaining in the Issuing Entity pursuant to the terms of the Pooling and Servicing Agreement. If the Trust Subordinate Companion Loan is the sole remaining asset of the Issuing Entity, the Holders of the [LOAN SPECIFIC CLASS] Certificates may exchange their Certificates for the Trust Subordinate Companion Loan and terminate the Issuing Entity pursuant to the terms of the Pooling and Servicing Agreement.

The obligations created by the Pooling and Servicing Agreement and the Issuing Entity created thereby (other than the obligation of the Certificate Administrator to make payments to Certificateholders as provided for in the Pooling and Servicing Agreement), shall terminate upon reduction of the Certificate Balances of all the Certificates to zero (including, without limitation, any such final payment resulting from a termination of the Issuing Entity due to a sale of its property) pursuant to the terms of the Pooling and Servicing Agreement. In no event, however, will the Trust created by the Pooling and Servicing Agreement continue beyond the expiration of 21 years from the death of the last survivor of the descendants of Joseph P. Kennedy, the late Ambassador of the United States to the Court of St. James, living on the date hereof.

Unless the certificate of authentication hereon has been executed by the Authenticating Agent, by manual signature, this Certificate shall not be entitled to any benefit under the Pooling and Servicing Agreement or be valid for any purpose. The Certificate Registrar has executed this Certificate on behalf of the Issuing Entity as

Certificate Registrar under the Pooling and Servicing Agreement and makes no representation or warranty as to any of the statements contained herein or the validity or sufficiency of the Certificates or the Mortgage Loans.

THIS CERTIFICATE AND THE POOLING AND SERVICING AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH, AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES APPLIED IN NEW YORK.

USActive 33104371.6

IN WITNESS WHEREOF, the Certificate Registrar has caused this Certificate to be duly executed under this official seal.


[CERTIFICATE REGISTRAR], not in its individual capacity but solely as Certificate Registrar under the Pooling and Servicing Agreement


By: _____
        AUTHORIZED SIGNATORY

Dated: [_____], 20[__]


CERTIFICATE OF AUTHENTICATION


THIS IS ONE OF THE CLASS [ARD] CERTIFICATES REFERRED TO IN THE WITHIN-MENTIONED POOLING AND SERVICING AGREEMENT.


[AUTHENTICATING AGENT], as Authenticating Agent


By: _____
        AUTHORIZED SIGNATORY

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM	-	as tenant in common	UNIF GIFT MIN ACT _____ Custodian	
TEN ENT	-	as tenants by the entireties	(Cust)	
JT TEN	-	as joint tenants with rights of survivorship and not as tenants in common	Under Uniform Gifts to Minors Act _____ (State)	

Additional abbreviations may also be used though not in the above list.

FORM OF TRANSFER

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto _____

_____
(Please insert Social Security or other identifying number of Assignee)

_____
(Please print or typewrite name and address of assignee)

_____

the within Certificate and does hereby or irrevocably constitute and appoint to transfer the said Certificate in the Certificate register of the within-named Trust, with full power of substitution in the premises.

Dated: _____

NOTICE: The signature to this assignment must correspond with the name as written upon the face of this Certificate in every particular without alteration or enlargement or any change whatever.

_____
SIGNATURE GUARANTEED

The signature must be guaranteed by a commercial bank or trust company or by a member firm of the New York Stock Exchange or another national securities exchange. Notarized or witnessed signatures are not acceptable.

A-23-10

DISTRIBUTION INSTRUCTIONS

The assignee should include the following for purposes of distribution:

Distributions shall be made, by wire transfer or otherwise, in immediately available funds to _____ for the account of _____ account number _____ or, if mailed by check, to _____. Statements should be mailed to _____. This information is provided by assignee named above, or _____, as its agent.

EXHIBIT A-24

FORM OF [LOAN SPECIFIC CLASS] CERTIFICATE

[LOAN SPECIFIC CLASS]

[ISSUING ENTITY]
COMMERCIAL MORTGAGE PASS-THROUGH CERTIFICATES
[SERIES], [LOAN SPECIFIC CLASS]

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE CERTIFICATE REGISTRAR FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

TRANSFERS OF THIS BOOK-ENTRY CERTIFICATE SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF DTC OR A SUCCESSOR THEREOF OR SUCH SUCCESSOR'S NOMINEE, AND TRANSFERS OF BENEFICIAL INTERESTS IN THIS BOOK-ENTRY CERTIFICATE SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE POOLING AND SERVICING AGREEMENT REFERRED TO BELOW.

THIS CERTIFICATE DOES NOT REPRESENT AN INTEREST IN OR OBLIGATION OF THE DEPOSITOR, THE SPONSORS, THE MASTER SERVICER, THE SPECIAL SERVICER, THE TRUSTEE, THE CERTIFICATE ADMINISTRATOR, THE OPERATING ADVISOR, THE INITIAL PURCHASERS, THE MORTGAGE LOAN SELLERS, THE ASSET REPRESENTATIONS REVIEWER OR ANY OF THEIR RESPECTIVE AFFILIATES. NEITHER THIS CERTIFICATE NOR THE RELATED TRUST SUBORDINATE COMPANION LOAN ARE INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OR INSTRUMENTALITY OR PRIVATE INSURER.

PRINCIPAL PAYMENTS IN RESPECT OF THIS CERTIFICATE ARE DISTRIBUTABLE AS SET FORTH IN THE POOLING AND SERVICING AGREEMENT. ACCORDINGLY, THE OUTSTANDING CERTIFICATE BALANCE OF THIS CERTIFICATE AT ANY TIME MAY BE LESS THAN THE INITIAL CERTIFICATE BALANCE SET FORTH BELOW.

THIS CERTIFICATE HAS NOT BEEN AND WILL NOT BE REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE OR FOREIGN SECURITIES LAW. THE HOLDER HEREOF, BY PURCHASING THIS CERTIFICATE, AGREES THAT THIS CERTIFICATE MAY BE REOFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY PURSUANT TO RULE 144A UNDER THE SECURITIES ACT ("RULE 144A") TO A PERSON THAT THE HOLDER REASONABLY BELIEVES IS A "QUALIFIED INSTITUTIONAL BUYER", WITHIN THE MEANING OF RULE 144A (A "QIB"), OR IS PURCHASING FOR THE ACCOUNT OF A QIB, AND WHOM THE HOLDER HAS INFORMED THAT THE REOFFER, RESALE, PLEDGE, OR OTHER TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION.

THIS CERTIFICATE MAY NOT BE PURCHASED BY OR PLEDGED, SOLD OR OTHERWISE TRANSFERRED TO ANY PERSON THAT IS OR BECOMES AN EMPLOYEE BENEFIT PLAN OR OTHER PLAN THAT IS SUBJECT TO THE FIDUCIARY RESPONSIBILITY PROVISIONS OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), OR TO SECTION 4975 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE"), OR A GOVERNMENTAL PLAN (AS DEFINED IN SECTION 3(32) OF ERISA) OR OTHER PLAN THAT IS SUBJECT TO ANY FEDERAL, STATE OR LOCAL LAW THAT IS, TO A MATERIAL EXTENT, SIMILAR TO THE FOREGOING PROVISIONS OF ERISA OR THE CODE ("SIMILAR LAW"), OR ANY PERSON ACTING ON BEHALF OF ANY SUCH PLAN OR USING THE ASSETS OF SUCH PLAN TO ACQUIRE THIS CERTIFICATE, UNLESS (A)(I) SUCH PERSON IS AN "INSURANCE COMPANY GENERAL ACCOUNT" WITHIN THE MEANING OF PROHIBITED TRANSACTION CLASS EXEMPTION 95-60, AND (II) ALL CONDITIONS OF SECTIONS I AND III OF PROHIBITED TRANSACTION CLASS EXEMPTION 95-60 WILL BE MET WITH RESPECT TO SUCH INSURANCE COMPANY GENERAL ACCOUNT'S ACQUISITION, HOLDING AND DISPOSITION OF THIS CERTIFICATE, OR (B) WITH RESPECT TO THE ACQUISITION, HOLDING OR DISPOSITION OF THIS CERTIFICATE BY ANY PLAN SUBJECT TO SIMILAR LAW, SUCH ACQUISITION, HOLDING AND DISPOSITION BY SUCH GOVERNMENTAL PLAN WILL NOT CONSTITUTE OR OTHERWISE RESULT IN A NON-EXEMPT VIOLATION OF SIMILAR LAW.

THIS CERTIFICATE REPRESENTS A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT", AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G(a)(1) AND 860D OF THE CODE.

THE PORTION OF THE CERTIFICATE BALANCE OF THE CERTIFICATES EVIDENCED BY THIS CERTIFICATE WILL BE DECREASED BY THE PORTION OF PRINCIPAL DISTRIBUTIONS ON THE CERTIFICATES AND THE PORTION OF [LOAN SPECIFIC CLASS] REALIZED LOSSES ALLOCABLE TO THIS CERTIFICATE AND WILL BE INCREASED BY THE PORTION OF [LOAN SPECIFIC CLASS] CERTIFICATE DEFERRED INTEREST ALLOCABLE TO THIS CERTIFICATE AND BY RECOVERIES ON THE RELATED TRUST SUBORDINATE COMPANION LOAN FOR NONRECOVERABLE ADVANCES (PLUS INTEREST THEREON) THAT WERE PREVIOUSLY REIMBURSED FROM PRINCIPAL COLLECTIONS ON THE RELATED TRUST SUBORDINATE COMPANION LOAN THAT RESULTED IN A REDUCTION OF THE [LOAN SPECIFIC CLASS] PRINCIPAL DISTRIBUTION AMOUNT. ACCORDINGLY, THE CERTIFICATE BALANCE OF THIS CERTIFICATE MAY BE LESS THAN THAT SET FORTH BELOW. ANYONE ACQUIRING THIS CERTIFICATE MAY ASCERTAIN ITS CURRENT CERTIFICATE BALANCE BY INQUIRY OF THE CERTIFICATE ADMINISTRATOR.

THIS CERTIFICATE WILL ONLY RECEIVE DISTRIBUTIONS FROM, AND WILL ONLY INCUR LOSSES WITH RESPECT TO, THE RELATED TRUST SUBORDINATE COMPANION LOAN.

A-24-2

PASS-THROUGH RATE: [ ]%

DENOMINATION: $[ ]

DATE OF POOLING AND SERVICING AGREEMENT: AS OF [_____], 20[__]

CUT-OFF DATE: AS SET FORTH IN THE POOLING AND SERVICING AGREEMENT (AS DEFINED HEREIN)

CLOSING DATE: [_____], 20[__]

FIRST DISTRIBUTION DATE:
[_____], 20[__]

APPROXIMATE AGGREGATE
CERTIFICATE BALANCE
OF THE [LOAN SPECIFIC CLASS]
CERTIFICATES
AS OF THE CLOSING DATE: $[_________]

MASTER SERVICER: [MASTER SERVICER]

SPECIAL SERVICER: [SPECIAL SERVICER]

TRUSTEE: [TRUSTEE]

CERTIFICATE ADMINISTRATOR: [CERTIFICATE ADMINISTRATOR]

OPERATING ADVISOR: [OPERATING ADVISOR]

ASSET REPRESENTATIONS REVIEWER: [ASSET REPRESENTATIONS REVIEWER]

CUSIP NO.: [ ]

ISIN NO.: [ ]

COMMON CODE NO.: [ ]

CERTIFICATE NO.: [LOAN SPECIFIC]-[_]

A-24-3

[LOAN SPECIFIC CLASS] CERTIFICATE

evidencing a beneficial ownership interest in a Trust Fund, consisting primarily of a pool of commercial mortgage loans (the "Mortgage Loans" (and a separate trust subordinate companion loan interest in a commercial mortgage loan)), all payments on or collections in respect of the Mortgage Loans and the Trust Subordinate Companion Loan due after the Cut-off Date, all REO Properties and revenues received in respect thereof, the mortgagee's rights under the insurance policies, any Assignment of Leases, and any guaranties or other collateral as security for the Mortgage Loans and such amounts as shall from time to time be held in the Collection Account, the Distribution Accounts, the Interest Reserve Account, the Gain-on-Sale Reserve Account and the REO Accounts, formed and sold by

BANC OF AMERICA MERRILL LYNCH COMMERCIAL MORTGAGE INC.

THIS CERTIFIES THAT CEDE & CO.is the registered owner of the interest evidenced by this Certificate in the [LOAN SPECIFIC CLASS] Certificates issued by the Issuing Entity created pursuant to the Pooling and Servicing Agreement, dated as of [_____], 20[__] (the "Pooling and Servicing Agreement"), among BANC OF AMERICA MERRILL LYNCH COMMERCIAL MORTGAGE INC. (hereinafter called the "Depositor", which term includes any successor entity under the Pooling and Servicing Agreement), the Trustee, the Master Servicer, the Special Servicer, the Certificate Administrator the Asset Representations Reviewer and the Operating Advisor. A summary of certain of the pertinent provisions of the Pooling and Servicing Agreement is set forth hereafter. To the extent not defined herein, the capitalized terms used herein shall have the meanings assigned thereto in the Pooling and Servicing Agreement.

This Certificate is one of a duly authorized issue of Certificates designated as Certificates of the series specified on the face hereof (herein called the "Certificates") and representing an interest in the Class of Certificates specified on the face hereof equal to the quotient expressed as a percentage obtained by dividing the Denomination of this Certificate specified on the face hereof, by the aggregate initial Certificate Balance of the [LOAN SPECIFIC CLASS] Certificates. The Certificates are designated as the [ISSUING ENTITY], Commercial Mortgage Pass-Through Certificates, [SERIES] and are issued in the classes as specifically set forth in the Pooling and Servicing Agreement. The Certificates will evidence in the aggregate 100% of the beneficial ownership of the Issuing Entity.

This Certificate does not purport to summarize the Pooling and Servicing Agreement and reference is made to that agreement for information with respect to the interests, rights, benefits, obligations, proceeds, and duties evidenced hereby and the rights, duties and obligations of the Trustee and the Certificate Administrator. This Certificate is issued under and is subject to the terms, provisions and conditions of the Pooling and Servicing Agreement, to which Pooling and Servicing Agreement, as amended from time to time, the Certificateholder by virtue of the acceptance hereof assents and by which the Certificateholder is bound. In the case of any conflict between terms specified in this Certificate and terms specified in the Pooling and Servicing Agreement, the terms of the Pooling and Servicing Agreement shall govern.

This Certificate represents a "regular interest" in a "real estate mortgage investment conduit", as those terms are defined, respectively, in Sections 860G(a)(1) and 860D of the Internal Revenue Code of 1986, as amended. Each Holder of this Certificate, by acceptance hereof, agrees to treat, and take no action inconsistent with the treatment of, this Certificate in accordance with the preceding sentence for purposes of federal income taxes, state and local income and franchise taxes and other taxes imposed on or measured by income.

Pursuant to the terms of the Pooling and Servicing Agreement, the Certificate Administrator shall distribute to the Person in whose name this Certificate is registered as of the related Record Date, an amount equal to such Person's *pro rata* share (based on the Percentage Interest represented by this Certificate) of that portion of the aggregate amount of principal and interest then distributable, if any, allocable to the Class of Certificates of the same Class as this Certificate for such Distribution Date, all as more fully described in the Pooling and Servicing Agreement. Holders of this Certificate may be entitled to Yield Maintenance Charges as provided in the Pooling and Servicing Agreement. All sums distributable on this Certificate are payable in the coin or currency of the United States of America as at the time of payment is legal tender for the payment of public and private debts.

Interest on this Certificate will accrue (computed on the basis of the actual number of days in the Interest Accrual Period and a 360-day year) during the Interest Accrual Period relating to such Distribution Date at the [LOAN SPECIFIC CLASS] Pass-Through Rate specified above on the Certificate Balance of this Certificate immediately prior to each Distribution Date. Principal and interest allocated to this Certificate on any Distribution Date will be in an amount equal to this Certificate's *pro rata* share of the principal and interest portions of the [LOAN SPECIFIC CLASS] Available Funds to be distributed on the Certificates of this Class as of such Distribution Date, with a final distribution to be made upon retirement of this Certificate as set forth in the Pooling and Servicing Agreement.

[LOAN SPECIFIC CLASS] Realized Losses, [LOAN SPECIFIC CLASS] Certificate Deferred Interest and certain other amounts on the related Trust Subordinate Companion Loan shall be allocated on the applicable Distribution Date to Certificateholders in the manner set forth in the Pooling and Servicing Agreement.

This Certificate is limited in right of payment to, among other things, certain collections and recoveries respecting the related Trust Subordinate Companion Loan, all as more specifically set forth in the Pooling and Servicing Agreement. As provided in the Pooling and Servicing Agreement, the Collection Account and the Distribution Accounts will be held on behalf of the Trustee on behalf of the Holders of Certificates specified in the Pooling and Servicing Agreement and the Master Servicer (with respect to the Collection Account) or the Certificate Administrator (with respect to the Distribution Accounts) will be authorized to make withdrawals therefrom. Amounts on deposit in such accounts may be invested in Permitted Investments. Interest or other investment income earned on funds in the Collection Account will be paid to the Master Servicer as set forth in the Pooling and Servicing Agreement. As provided in the Pooling and Servicing Agreement, withdrawals from the Collection Account shall be made from time to time for purposes other than distributions to Certificateholders, such purposes including reimbursement of certain expenses incurred with respect to the servicing of the Mortgage Loans and the Trust Subordinate Companion Loan and administration of the Issuing Entity.

All distributions under the Pooling and Servicing Agreement to a Class of Certificates shall be made on each Distribution Date (other than the final distribution on any Certificate) to Certificateholders of record on the related Record Date by check mailed to the address set forth therefor in the Certificate Register or, provided that such Certificateholder has provided the Certificate Administrator with wire instructions in writing at least five Business Days prior to the related Record Date, by wire transfer of immediately available funds to the account of such Certificateholder at a bank or other entity having appropriate facilities therefor. The final distribution on this Certificate (determined without regard to any possible future reimbursement of Realized Losses previously allocated to this Certificate) shall be made in like manner, but only upon presentment and surrender of this Certificate at the offices of the Certificate Registrar or such other location specified in the notice to Certificateholders of such final distribution.

Any funds not distributed on the final Distribution Date because of the failure of Certificateholders to tender their Certificates shall be set aside and held uninvested in trust and credited to the account or accounts of the appropriate non-tendering Holder or Holders. If any Certificates as to which notice has been posted pursuant to Section 4.01(i) of the Pooling and Servicing Agreement shall not have been surrendered for cancellation within six months after the time specified in such notice, the Certificate Administrator shall mail a second notice to the remaining non-tendering Certificateholders to surrender their Certificates for cancellation in order to receive the final distribution with respect thereto. If within one year after the second notice all such Certificates shall not have been surrendered for cancellation, the Certificate Administrator shall, directly or through an agent, take steps to contact the remaining non-tendering Certificateholders concerning surrender of their Certificates as it shall deem appropriate. The costs and expenses of holding such funds in trust and of contacting such Certificateholders following the first anniversary of the delivery of such second notice to the non-tendering Certificateholders shall be paid out of such funds. No interest shall accrue or be payable to any Certificateholder on any amount held in trust as a result of such Certificateholder's failure to surrender its Certificate(s) for final payment thereof in accordance with Section 4.01(i) of the Pooling and Servicing Agreement.

As provided in the Pooling and Servicing Agreement and subject to certain limitations therein set forth, the transfer of this Certificate is registerable in the Certificate Register only upon surrender of this Certificate for registration of transfer at the office of the Certificate Registrar or at the office of its transfer agent, duly endorsed by, or accompanied by an assignment in the form below or other written instrument of transfer in form satisfactory to the Certificate Registrar duly executed by the Holder hereof or such Holder's attorney-in-fact duly authorized in

writing, and thereupon one or more new Certificates of the same Class in authorized Denominations will be issued to the designated transferee or transferees.

Subject to the terms of the Pooling and Servicing Agreement, the [LOAN SPECIFIC CLASS] Certificates will be issued in book-entry form through the facilities of DTC in minimum denominations of $[_____], and in integral multiples of $[_] in excess thereof, with one Certificate of each such Class evidencing an additional amount equal to the remainder of the initial Certificate Balance of such Class.

No fee or service charge shall be imposed by the Certificate Registrar for its services in respect of any registration of transfer or exchange referred to in Section 5.03 of the Pooling and Servicing Agreement. In connection with any transfer to an Institutional Accredited Investor, the Transferor shall reimburse the Issuing Entity for any costs (including the cost of the Certificate Registrar's counsel's review of the documents and any legal opinions, submitted by the transferor or transferee to the Certificate Registrar as provided in Section 5.03 of the Pooling and Servicing Agreement) incurred by the Certificate Registrar in connection with such transfer. The Certificate Registrar may require payment by each transferor of a sum sufficient to cover any tax, expense or other governmental charge payable in connection with any such transfer or exchange.

The Trustee, the Certificate Administrator, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer and the Certificate Registrar and any of their agents may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and neither the Trustee, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Registrar nor any such agents shall be affected by any notice to the contrary.

The Pooling and Servicing Agreement may be amended from time to time by the parties thereto, without the consent of any of the Certificateholders or the Companion Holders:

(i)   to correct any defect or ambiguity in the Pooling and Servicing Agreement in order to address any manifest error in any provision of the Pooling and Servicing Agreement;

(ii)   to cause the provisions in the Pooling and Servicing Agreement to conform or be consistent with or in furtherance of the statements made in the Prospectus with respect to the Certificates, the Issuing Entity or the Pooling and Servicing Agreement or to correct or supplement any of its provisions which may be inconsistent with any other provisions therein or to correct any error;

(iii)   to change the timing and/or nature of deposits in the Collection Account, the Distribution Accounts or any REO Account; provided that (a) the Master Servicer Remittance Date shall in no event be later than the Business Day prior to the related Distribution Date and (b) such change shall not adversely affect in any material respect the interests of any Certificateholder, as evidenced in writing by an Opinion of Counsel at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each Rating Agency with respect to such amendment;

(iv)   to amend any provision of the Pooling and Servicing Agreement to the extent necessary or desirable to maintain the status of each REMIC (or any grantor trust portion of the Issuing Entity) for the purposes of federal income tax law (or comparable provisions of state income tax law);

(v)   to modify, eliminate or add to the provisions of Section 5.03(n) of the Pooling and Servicing Agreement or any other provision of the Pooling and Servicing Agreement restricting transfer of the Class R Certificates; provided the Depositor has determined that such change shall not, as evidenced by an Opinion of Counsel, cause the Issuing Entity, any Trust REMIC or any of the Certificateholders (other than the Transferor) to be subject to a federal tax caused by a Transfer to a Person that is a Disqualified Organization or a Non-U.S. Tax Person;

(vi)   to amend any provision of the Pooling and Servicing Agreement to the extent necessary or desirable to list the Certificates on a stock exchange, including, without limitation, the appointment of one or more sub-certificate administrators and the requirement that certain information be delivered to such sub-certificate administrators;

A-24-6

(vii)   to make any other provisions with respect to matters or questions arising under or with respect to the Pooling and Servicing Agreement not inconsistent with the provisions therein;

(viii)   to modify, alter, amend, add or to rescind any of the provisions contained in the Pooling and Servicing Agreement if and to the extent necessary to comply with any rules or regulations promulgated, or any guidance provided with respect to Rule 15Ga-1 under the Exchange Act, by the SEC from time to time;

(ix)   to modify the provisions of Sections 3.05 and 3.17 of the Pooling and Servicing Agreement (with respect to reimbursement of Nonrecoverable Advances and Workout-Delayed Reimbursement Amounts) if (a) the Depositor, the Master Servicer, the Trustee and, for so long as a Control Event has not occurred and is not continuing, the Directing Certificateholder, determine that the commercial mortgage backed securities industry standard for such provisions has changed, in order to conform to such industry standard, (b) each Rating Agency shall have been provided with a Rating Agency Communication with respect to such modification, and (c) if no Control Termination Event or Consultation Termination Event has occurred and is continuing, the Directing Certificateholder consents to such modification;

(x)   to modify the procedures of the Pooling and Servicing Agreement relating to compliance with Rule 17g-5 of the Exchange Act; provided that if such modification materially increases the obligations of the Trustee, the Certificate Administrator, the Custodian, the Asset Representations Reviewer, the 17g-5 Information Provider, the Operating Advisor, the Depositor, the Master Servicer or the Special Servicer, then the consent of such party will be required;

(xi)   in the event of a TIA Applicability Determination, to modify, eliminate or add to the provisions of the Pooling and Servicing Agreement to such extent as shall be necessary to (A) effect the qualification of the Pooling and Servicing Agreement under the TIA or under any similar federal statute hereafter enacted and to add to the Pooling and Servicing Agreement such other provisions as may be expressly required by the TIA, and (B) modify such other provisions as are necessary to conform the Pooling and Servicing Agreement and be consistent with the modifications made pursuant to the preceding clause (A); provided that any amendment pursuant to this clause (xi) shall be at the sole cost and expense of the Depositor; and

(xii)   any other amendment which does not adversely affect in any material respect the interests of any Certificateholder (unless such Certificateholder consents).

Notwithstanding the foregoing, no such amendment (A) may change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under any Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary thereunder, without the consent of such Mortgage Loan Seller or (B) materially and adversely affects the holders of a Companion Loan without such Companion Holder's consent.

The Pooling and Servicing Agreement may also be amended from time to time by the parties thereto with the consent of the Holders of Certificates of each Class affected by such amendment evidencing in the aggregate not less than 51% of the aggregate Percentage Interests constituting the Class for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Pooling and Servicing Agreement or of modifying in any manner the rights of the Holders of Certificates of such Class; provided, however, that no such amendment shall:

(i)   reduce in any manner the amount of, or delay the timing of, payments received on the Mortgage Loans or the Trust Subordinate Companion Loan that are required to be distributed on a Certificate of any Class without the consent of the Holder of the Certificate or which are required to be distributed to a Companion Holder without the consent of such Companion Holder; or

(ii)   reduce the aforesaid percentage of Certificates of any Class the Holders of which are required to consent to any such amendment or remove the requirement to obtain consent of any Companion

Holder or Holder of [LOAN SPECIFIC CLASS] Certificates, in any such case without the consent of the Holders of all Certificates of such Class then outstanding or such Companion Holders, as applicable; or

(iii)　　adversely affect the Voting Rights of any Class of Certificates without the consent of the Holders of all Certificates of such Class then outstanding; or

(iv)　　change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under such Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary under the Pooling and Servicing Agreement, without the consent of such Mortgage Loan Seller; or

(v)　　amend the Servicing Standard without the consent of 100% of the Certificateholders or receipt of Rating Agency Confirmation from each Rating Agency and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates pursuant to Section 3.27 of the Pooling and Servicing Agreement) and, if required under the related Intercreditor Agreement, the consent of the holder of any AB Subordinate Companion Loan for each Serviced AB Whole Loan.

Further, notwithstanding the foregoing, none of the Operating Advisor, the Trustee, the Certificate Administrator, the Depositor, the Master Servicer, the Asset Representations Reviewer nor the Special Servicer will be required to consent to any amendment to the Pooling and Servicing Agreement without having first received an Opinion of Counsel (at the Issuing Entity's expense) to the effect that such amendment is permitted under the Pooling and Servicing Agreement and that such amendment or the exercise of any power granted to the Master Servicer, the Special Servicer, the Depositor, the Trustee, the Certificate Administrator, the Asset Representations Reviewer or any other specified person in accordance with such amendment will not result in the imposition of a tax on any portion of the Issuing Entity or any Trust REMIC, or cause any Trust REMIC to fail to qualify as a REMIC or cause the Grantor Trust to fail to qualify as a grantor trust under the relevant provisions of the Code. Furthermore, no amendment to the Pooling and Servicing Agreement may be made that changes in any material respect to the rights of the [LOAN SPECIFIC CLASS] Certificates without the consent of such Class and no amendment to the Pooling and Servicing Agreement may be made that changes any provisions specifically required to be included in the Pooling and Servicing Agreement by the [LOAN SPECIFIC] Intercreditor Agreement without the consent of the holder of the related Non-Serviced Pari Passu Companion Loan(s).

The Holders of the majority of the Controlling Class, the Special Servicer, the Master Servicer or the Holders of the Class R Certificates may, in that order of priority, at their option, upon 60 days' prior notice given to the Trustee, the Certificate Administrator and each of the other parties to the Pooling and Servicing Agreement, purchase all of the Mortgage Loans (for the avoidance of doubt, excluding the Trust Subordinate Companion Loan) (and all property acquired through exercise of remedies in respect of any related Mortgage Loan) and the Issuing Entity's portion of each REO Property (other than any portion related to the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) remaining in the Issuing Entity, and thereby effect termination of the Issuing Entity and early retirement of the then-outstanding Certificates, on or after the first Distribution Date on which the aggregate Stated Principal Balances of the Mortgage Loans and the Issuing Entity's portion of any REO Loans remaining in the Issuing Entity is less than [_____].

Following the date on which the [APPLICABLE CLASSES] Certificates are retired (and provided that there is only one Holder (or multiple Holders acting in unanimity) of the then-outstanding Certificates (other than the [LOAN SPECIFIC CLASS], Class [ARD] and Class R Certificates)), the Sole Certificateholder may, at its option exchange (subject to the Master Servicer's consent) all of its Certificates (other than the [LOAN SPECIFIC CLASS], Class [ARD] and Class R Certificates) for all of the Mortgage Loans (for the avoidance of doubt, excluding the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) and the Issuing Entity's portion of each REO Property (other than any portion related to the Trust Subordinate Companion Loan if the Trust AB Whole Loan (or the related REO Loan) is an asset of the Issuing Entity) remaining in the Issuing Entity pursuant to the terms of the Pooling and Servicing Agreement. If the Trust Subordinate Companion Loan is the sole remaining asset of the Issuing Entity, the Holders of the [LOAN SPECIFIC

CLASS] Certificates may exchange their Certificates for the Trust Subordinate Companion Loan and terminate the Issuing Entity pursuant to the terms of the Pooling and Servicing Agreement.

The obligations created by the Pooling and Servicing Agreement and the Issuing Entity created thereby (other than the obligation of the Certificate Administrator to make payments to Certificateholders as provided for in the Pooling and Servicing Agreement), shall terminate upon reduction of the Certificate Balances of all the Certificates to zero (including, without limitation, any such final payment resulting from a termination of the Issuing Entity due to a sale of its property) pursuant to the terms of the Pooling and Servicing Agreement. In no event, however, will the Trust created by the Pooling and Servicing Agreement continue beyond the expiration of 21 years from the death of the last survivor of the descendants of Joseph P. Kennedy, the late Ambassador of the United States to the Court of St. James, living on the date hereof.

Unless the certificate of authentication hereon has been executed by the Authenticating Agent, by manual signature, this Certificate shall not be entitled to any benefit under the Pooling and Servicing Agreement or be valid for any purpose. The Certificate Registrar has executed this Certificate on behalf of the Issuing Entity as Certificate Registrar under the Pooling and Servicing Agreement and makes no representation or warranty as to any of the statements contained herein or the validity or sufficiency of the Certificates or the Mortgage Loans.

THIS CERTIFICATE AND THE POOLING AND SERVICING AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH, AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES APPLIED IN NEW YORK.

A-24-9

IN WITNESS WHEREOF, the Certificate Registrar has caused this Certificate to be duly executed under this official seal.

[CERTIFICATE REGISTRAR], not in its individual capacity but solely as Certificate Registrar under the Pooling and Servicing Agreement

By: _____
    AUTHORIZED SIGNATORY

Dated: [_____], 20[__]

CERTIFICATE OF AUTHENTICATION

THIS IS ONE OF THE [LOAN SPECIFIC CLASS] CERTIFICATES REFERRED TO IN THE WITHIN-MENTIONED POOLING AND SERVICING AGREEMENT.

[AUTHENTICATING AGENT], as Authenticating Agent

By: _____
    AUTHORIZED SIGNATORY

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM	-	as tenant in common	UNIF GIFT MIN ACT _____ Custodian	
TEN ENT	-	as tenants by the entireties	(Cust)	
JT TEN	-	as joint tenants with rights of survivorship and not as tenants in common	Under Uniform Gifts to Minors Act _____ (State)	

Additional abbreviations may also be used though not in the above list.

FORM OF TRANSFER

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto _____

_____
(Please insert Social Security or other identifying number of Assignee)

_____
(Please print or typewrite name and address of assignee)

_____

the within Certificate and does hereby or irrevocably constitute and appoint to transfer the said Certificate in the Certificate register of the within-named Trust, with full power of substitution in the premises.

Dated: _____

NOTICE: The signature to this assignment must correspond with the name as written upon the face of this Certificate in every particular without alteration or enlargement or any change whatever.

_____
SIGNATURE GUARANTEED

The signature must be guaranteed by a commercial bank or trust company or by a member firm of the New York Stock Exchange or another national securities exchange. Notarized or witnessed signatures are not acceptable.

A-24-11

DISTRIBUTION INSTRUCTIONS

The assignee should include the following for purposes of distribution:
Distributions shall be made, by wire transfer or otherwise, in immediately available funds to
_____ for the account of _____ account
number _____ or, if mailed by check, to _____. Statements
should be mailed to _____. This
information is provided by assignee named above, or _____, as its agent.

EXHIBIT B

MORTGAGE LOAN SCHEDULE

B-1

EXHIBIT C

FORM OF INVESTMENT REPRESENTATION LETTER

[CERTIFICATE ADMINISTRATOR]
    as Certificate Administrator
[ADDRESS]

Banc of America Merrill Lynch Commercial Mortgage Inc.
One Bryant Park
New York, New York 10036

   Re: Transfer of [CERTIFICATE CAPTION]

Ladies and Gentlemen:

   This letter is delivered pursuant to Section 5.03 of the Pooling and Servicing Agreement, dated as of [DATE] (the "Pooling and Servicing Agreement"), by and among Banc of America Merrill Lynch Commercial Mortgage Inc., as Depositor, [MASTER SERVICER], as Master Servicer, [CERTIFICATE ADMINISTRATOR], as Certificate Administrator, [SPECIAL SERVICER], as Special Servicer, [TRUSTEE], as Trustee, [ASSET REPRESENTATIONS REVIEWER], as Asset Representations Reviewer, and [OPERATING ADVISOR], as Operating Advisor, on behalf of the holders of [CERTIFICATE CAPTION] (the "Certificates") in connection with the transfer by _____ (the "Seller") to the undersigned (the "Purchaser") of $_____ aggregate Certificate Balance of Class ___ Certificates (the "Certificate"). Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Pooling and Servicing Agreement.

   In connection with such transfer, the Purchaser hereby represents and warrants to you and the addressees hereof as follows:

   1. Check one of the following:[*]

☐ The Purchaser is not purchasing a Class R Certificate and the Purchaser is an institution that is an "accredited investor" (an "Institutional Accredited Investor") within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act of 1933, as amended (the "Securities Act") or any entity in which all of the equity owners come within such paragraphs and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment in the Certificates, and the Purchaser and any accounts for which it is acting are each able to bear the economic risk of the Purchaser's or such account's investment. The Purchaser is acquiring the Certificates purchased by it for its own account or for one or more accounts, each

---

[*] Purchaser must include one of the following two certifications.

Exhibit C-1

of which is an Institutional Accredited Investor, as to each of which the Purchaser exercises sole investment discretion. The Purchaser hereby undertakes to reimburse the Issuing Entity for any costs incurred by it in connection with this transfer.

☐   The Purchaser is a "qualified institutional buyer" (a "QIB") within the meaning of Rule 144A ("Rule 144A") under the Securities Act. The Purchaser is aware that the transfer is being made in reliance on Rule 144A, and the Purchaser has had the opportunity to obtain the information required to be provided pursuant to paragraph (d)(4)(i) of Rule 144A.

2.   The Purchaser's intention is to acquire the Certificate (a) for investment for the Purchaser's own account or (b) for reoffer, resale, pledge or other transfer (i) to QIBs in transactions under Rule 144A, and not in any event with the view to, or for resale in connection with, any distribution thereof, or (ii) (other than with respect to a Class R Certificate) to Institutional Accredited Investors, subject in the case of clause (ii) above to (w) the receipt by the Certificate Registrar of a letter substantially in the form hereof, (x) the receipt by the Certificate Registrar of an opinion of counsel acceptable to the Trustee and Certificate Registrar that such reoffer, resale, pledge or transfer is in compliance with the Securities Act, (y) the receipt by the Certificate Registrar of such other evidence acceptable to the Certificate Registrar that such reoffer, resale, pledge or transfer is in compliance with the Securities Act and other applicable laws and (z) a written undertaking to reimburse the Issuing Entity for any costs incurred by it in connection with the proposed transfer. The Purchaser understands that the Certificate (and any subsequent Certificate) has not been registered under the Securities Act, by reason of a specified exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the Purchaser's investment intent (or intent to reoffer, resell, pledge or transfer the Certificate only to certain investors in certain exempted transactions) as expressed herein.

3.   The Purchaser has reviewed the Prospectus relating to the Offered Certificates (the "Prospectus") (and, with respect to Offered Private Certificates, the Preliminary Private Placement Memorandum and the Final Private Placement Memorandum related to such Offered Private Certificates) and the agreements and other materials referred to therein and has had the opportunity to ask questions and receive answers concerning the terms and conditions of the transactions contemplated by the Prospectus.

4.   The Purchaser acknowledges that the Certificate (and any Certificate issued on transfer or exchange thereof) has not been registered or qualified under the Securities Act or the securities laws of any State or any other jurisdiction, and that the Certificate cannot be reoffered, resold, pledged or otherwise transferred unless it is registered or qualified thereunder or unless an exemption from such registration or qualification is available.

5.   The Purchaser hereby undertakes to be bound by the terms and conditions of the Pooling and Servicing Agreement in its capacity as an owner of a Certificate or Certificates, as the case may be (each, a "Certificateholder"), in all respects as if it were a signatory thereto. This undertaking is made for the benefit of the Trust, the Certificate Registrar and all Certificateholders present and future.

Exhibit C-2

6.   The Purchaser will not sell or otherwise transfer any portion of the Certificate or Certificates, except in compliance with Section 5.03 of the Pooling and Servicing Agreement.

7.   Check one of the following:[**]

☐   The Purchaser is a U.S. Tax Person (as defined below) and it has attached hereto an Internal Revenue Service ("IRS") Form W-9 (or successor form).

☐   The Purchaser is not a U.S. Tax Person and under applicable law in effect on the date hereof, no taxes will be required to be withheld by the Certificate Registrar (or its agent) with respect to distributions to be made on the Certificate. The Purchaser has attached hereto [(i) a duly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or successor form, as applicable), which identifies such Purchaser as the beneficial owner of the Certificate and states that such Purchaser is not a U.S. Tax Person, (ii) IRS Form W-8IMY (with all appropriate attachments) or (iii)][***] two duly executed copies of IRS Form W-8ECI (or successor form), which identify such Purchaser as the beneficial owner of the Certificate and state that interest and original issue discount on the Certificate and Permitted Investments is, or is expected to be, effectively connected with a U.S. trade or business. The Purchaser agrees to provide to the Certificate Registrar updated [IRS Form W-8BEN, IRS Form W-8BEN-E, IRS Form W-8IMY or][***] IRS Form W-8ECI, [as the case may be,][***] any applicable successor IRS forms, or such other certifications as the Certificate Registrar may reasonably request, on or before the date that any such IRS form or certification expires or becomes obsolete, or promptly after the occurrence of any event requiring a change in the most recent IRS form of certification furnished by it to the Certificate Registrar.

For purposes of this paragraph 7, "U.S. Tax Person" means a citizen or resident of the United States, a corporation or partnership (except to the extent provided in applicable Treasury Regulations) or other entity created or organized in, or under the laws of, the United States, any State thereof or the District of Columbia, including any entity treated as a corporation or partnership for federal income tax purposes, an estate whose income is subject to United States federal income tax regardless of its source or a trust if a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more such U.S. Tax Persons have the authority to control all substantial decisions of such trust (or, to the extent provided in applicable Treasury Regulations, certain trusts in existence on August 20, 1996 that have elected to be treated as U.S. Tax Persons).

[**] Each Purchaser must include one of the two alternative certifications.

[***] Does not apply to a transfer of Class R Certificates.

Exhibit C-3

8. Please make all payments due on the Certificates:[****]

☐ (a) by wire transfer to the following account at a bank or entity in New York, New York, having appropriate facilities therefor:

Bank: _____

ABA #: _____

Account #: _____

Attention: _____

☐ (b) by mailing a check or draft to the following address:

_____

_____

_____

9. If the Purchaser is purchasing a Class R Certificate, the Purchaser is not a partnership (including any entity treated as a partnership for U.S. federal income tax purposes), any interest in which is owned, directly or indirectly, through one or more partnerships, trusts or other pass-through entities by a non-U.S. Person.

Very truly yours,

_____

[The Purchaser]

By: ._____
    Name:
    Title:

Dated:

[****] Only to be filled out by Purchasers of Definitive Certificates. Please select (a) or (b). For holders of the Definitive Certificates, wire transfers are only available if such holder's Definitive Certificates have an *aggregate* Certificate Balance or Notional Amount, as applicable, of at least U.S. $5,000,000.

Exhibit C-4

EXHIBIT D-1

FORM OF TRANSFEREE AFFIDAVIT

[Date]

[CERTIFICATE REGISTRAR]
    as Certificate Registrar
[ADDRESS]

Re: [CERTIFICATE CAPTION] (the "<u>Certificates</u>") issued pursuant to the Pooling and Servicing Agreement (the "<u>Pooling and Servicing Agreement</u>"), dated as of [DATE] , by and among Banc of America Merrill Lynch Commercial Mortgage Inc., as Depositor, [MASTER SERVICER], as Master Servicer, [CERTIFICATE ADMINISTRATOR], as Certificate Administrator, [SPECIAL SERVICER], as Special Servicer, [TRUSTEE], as Trustee, [ASSET REPRESENTATIONS REVIEWER], as Asset Representations Reviewer, and [OPERATING ADVISOR], as Operating Advisor

STATE OF   )
)   ss.:
COUNTY OF   )

        I, [_____], under penalties of perjury, declare that, to the best of my knowledge and belief, the following representations are true, correct and complete, and being first sworn, depose and say that:

        1.   I am a [_____] of [_____] (the "<u>Purchaser</u>"), on behalf of which I have the authority to make this affidavit.

        2.   The Purchaser is acquiring Class R Certificates representing [__]% of the residual interest in each of the real estate mortgage investment conduits (each, a "<u>REMIC</u>") designated as the (i) "<u>Lower-Tier REMIC</u>", (ii) "<u>Upper-Tier REMIC</u>" and (iii) "[<u>LOAN SPECIFIC</u>] <u>Trust Subordinate Companion Loan REMIC</u>", respectively, relating to the Certificates for which an election is to be made under Section 860D of the Internal Revenue Code of 1986 (the "<u>Code</u>").

        3.   The Purchaser is not a "<u>Disqualified Organization</u>" (as defined below), and that the Purchaser is not acquiring the Class R Certificates for the account of, or as agent or nominee of, or with a view to the transfer of direct or indirect record or beneficial ownership thereof, to a Disqualified Organization. For the purposes hereof, a Disqualified Organization is any of the following: (i) the United States, any State or political subdivision thereof, any possession of the United States or any agency or instrumentality of any of the foregoing (other than an instrumentality which is a corporation if all of its activities are subject to tax and a majority of its board of directors is not selected by such governmental unit), (ii) a foreign government, any international organization or any agency or instrumentality of any of the foregoing, (iii) any organization (other than certain farmers' cooperatives described in

Exhibit D-1-1

Section 521 of the Code) which is exempt from the tax imposed by Chapter 1 of the Code (including the tax imposed by Section 511 of the Code on unrelated business taxable income) on any excess inclusions (as defined in Section 860E(c)(1) of the Code) with respect to the Class R Certificates (except certain farmers' cooperatives described in Section 521 of the Code), (iv) rural electric and telephone cooperatives described in Section 1381(a)(2)(C) of the Code, (v) an "electing large partnership", as defined in Section 775 of the Code and (vi) any other Person so designated by the Trustee or the Certificate Administrator based upon an Opinion of Counsel as provided to the Trustee or the Certificate Administrator (at no expense to the Trustee or the Certificate Administrator) that the holding of an Ownership Interest in a Class R Certificate by such Person may cause any Trust REMIC to fail to qualify as a REMIC at any time that the Certificates are outstanding or any Person having an Ownership Interest in any Class of Certificates (other than such Person) to incur a liability for any federal tax imposed under the Code that would not otherwise be imposed but for the Transfer of an Ownership Interest in a Class R Certificate to such Person. The terms "United States," "State" and "international organization" shall have the meanings set forth in Section 7701 of the Code or successor provisions.

4.   The Purchaser acknowledges that Section 860E(e) of the Code would impose a substantial tax on the transferor or, in certain circumstances, on an agent for the transferee, with respect to any transfer of any interest in any Class R Certificates to a Disqualified Organization.

5.   The Purchaser is a Permitted Transferee and, to the extent applicable, the Purchaser's U.S. taxpayer identification number is [_____].

6.   No purpose of the acquisition of the Class R Certificates is to impede the assessment or collection of tax.

7.   The Purchaser will not cause income from the Class R Certificate to be attributable to a foreign permanent establishment or fixed base, within the meaning of an applicable income tax treaty, of the Purchaser or any other person.

8.   Check the applicable paragraph:

☐   The present value of the anticipated tax liabilities associated with holding the Class R Certificate, as applicable, does not exceed the sum of:

(i)   the present value of any consideration given to the Purchaser to acquire such Class R Certificate;

(ii)   the present value of the expected future distributions on such Class R Certificate; and

(iii)   the present value of the anticipated tax savings associated with holding such Class R Certificate as the related REMIC generates losses.

For purposes of this calculation, (i) the Purchaser is assumed to pay tax at the highest rate currently specified in Section 11(b) of the Code (but the tax rate in

Exhibit D-1-2

Section 55(b)(1)(B) of the Code may be used in lieu of the highest rate specified in Section 11(b) of the Code if the Purchaser has been subject to the alternative minimum tax under Section 55 of the Code in the preceding two years and will compute its taxable income in the current taxable year using the alternative minimum tax rate) and (ii) present values are computed using a discount rate equal to the short-term Federal rate prescribed by Section 1274(d) of the Code for the month of the transfer and the compounding period used by the Purchaser.

☐ The transfer of the Class R Certificate complies with U.S. Treasury Regulations Sections 1.860E-1(c)(5) and (6) and, accordingly,

(i) the Purchaser is an "eligible corporation," as defined in U.S. Treasury Regulations Section 1.860E-1(c)(6)(i), as to which income from the Class R Certificate will only be taxed in the United States;

(ii) at the time of the transfer, and at the close of the Purchaser's two fiscal years preceding the year of the transfer, the Purchaser had gross assets for financial reporting purposes (excluding any obligation of a person related to the Purchaser within the meaning of U.S. Treasury Regulations Section 1.860E-1(c)(6)(ii)) in excess of $100 million and net assets in excess of $10 million;

(iii) the Purchaser will transfer the Class R Certificate only to another "eligible corporation," as defined in Treasury Regulations Section 1.860E-1(c)(6)(i), in a transaction that satisfies the requirements of Sections 1.860E-1(c)(4)(i), (ii) and (iii) and Treasury Regulations Section 1.860E-1(c)(5); and

(iv) the Purchaser determined the consideration paid to it to acquire the Class R Certificate based on reasonable market assumptions (including, but not limited to, borrowing and investment rates, prepayment and loss assumptions, expense and reinvestment assumptions, tax rates and other factors specific to the Purchaser) that it has determined in good faith.

☐ None of the above.

9. The Purchaser historically has paid its debts as they have come due and intends to pay its debts as they come due in the future and the Purchaser intends to pay taxes associated with holding the Class R Certificates as they become due.

10. The Purchaser understands that it may incur tax liabilities with respect to the Class R Certificate in excess of any cash flows generated by such Certificate.

11. The Purchaser is aware that the Certificate Registrar will not register any transfer of a Class R Certificate by the Transferor unless the Purchaser, or such Purchaser's agent, delivers to the Certificate Registrar, among other things, an affidavit and agreement in substantially the same form as this affidavit and agreement. The Purchaser expressly agrees that it will not consummate any such transfer if it knows or believes that any representation contained in such affidavit and agreement is false.

12. The Purchaser represents that it is not acquiring the Class R Certificate as a nominee, trustee or agent for any person that is not a Permitted Transferee and that for so long

as it retains its interest in the Class R Certificate, it will endeavor to remain a Permitted Transferee.

13.   The Purchaser consents to any additional restrictions or arrangements that shall be deemed necessary upon advice of counsel to constitute a reasonable arrangement to ensure that the Class R Certificate will only be owned, directly or indirectly, by a Permitted Transferee.

14.   The Purchaser has reviewed the provisions of Section 5.03 of the Pooling and Servicing Agreement, a description of which provisions is set forth in the Class R Certificates; and the Purchaser expressly agrees to be bound by and to comply with such provisions.

15.   The Purchaser consents to the designation of the Certificate Administrator as the agent of the "tax matters person" of each Trust REMIC pursuant to Section 10.01 of the Pooling and Servicing Agreement.

Capitalized terms used but not defined herein have the meanings assigned thereto in the Pooling and Servicing Agreement.

IN WITNESS WHEREOF, the Purchaser has caused this instrument to be duly executed on its behalf by its duly authorized officer this ___day of _____, 20__.

By:_____
      Name:
      Title:

By:_____
      Name:
      Title:

On this _____ day of _____ 20__, before me, the undersigned, a Notary Public in and for the State of _____, duly commissioned and sworn, personally appeared _____ and _____, known or proved to me to be the same persons who executed the foregoing instrument and to be _____ and _____, respectively, of the Purchaser, and acknowledged to me that they executed the same as their respective free acts and deeds and as the free act and deed of the Purchaser.

_____

NOTARY PUBLIC in and for the
State of _____

[SEAL]

My Commission expires:

_____

EXHIBIT D-2

FORM OF TRANSFEROR LETTER

[Date]

[CERTIFICATE REGISTRAR],
    as Certificate Registrar
[ADDRESS]

      Re: [CERTIFICATE CAPTION] (the "Certificates")

Ladies and Gentlemen:

      This letter is delivered to you in connection with the transfer by [_____] (the "Transferor") to [_____] (the "Transferee") of Class R Certificates evidencing a [__]% Percentage Interest in such Class (the "Residual Certificates"). The Certificates, including the Residual Certificates, were issued pursuant to the Pooling and Servicing Agreement, dated as of [DATE] (the "Pooling and Servicing Agreement"), by and among Banc of America Merrill Lynch Commercial Mortgage Inc., as Depositor, [MASTER SERVICER], as Master Servicer, [CERTIFICATE ADMINISTRATOR], as Certificate Administrator, [SPECIAL SERVICER], as Special Servicer, [TRUSTEE], as Trustee, [ASSET REPRESENTATIONS REVIEWER], as Asset Representations Reviewer, and [OPERATING ADVISOR], as Operating Advisor. All capitalized terms used but not otherwise defined herein shall have the respective meanings set forth in the Pooling and Servicing Agreement. The Transferor hereby certifies, represents and warrants to you, as Certificate Registrar, that:

      (1)   No purpose of the Transferor relating to the transfer of the Residual Certificates by the Transferor to the Transferee is or will be to impede the assessment or collection of any tax.

      (2)   The Transferor understands that the Transferee has delivered to you a Transferee Affidavit and Agreement in the form attached to the Pooling and Servicing Agreement as Exhibit D-1. The Transferor does not know or believe that any representation contained therein is false.

      (3)   The Transferor has at the time of this transfer conducted a reasonable investigation of the financial condition of the Transferee as contemplated by Treasury regulation Section 1.860E-1(c)(4)(i) and, as a result of that investigation, the Transferor has determined that the Transferee has historically paid its debts as they became due and has found no significant evidence to indicate that the Transferee will not continue to pay its debts as they become due in the future. The Transferor understands that the transfer of the Residual Certificates may not be respected for United States income tax purposes (and the Transferor may continue to be liable for United States income taxes associated therewith) unless the Transferor has conducted such an investigation.

Exhibit D-2-1

Very truly yours,

(Transferor)

By:
    Name:
    Title:

<center>**EXHIBIT E**</center>

<center>**FORM OF REQUEST FOR RELEASE**</center>
<center>(for Custodian)</center>

Loan Information

Name of Mortgagor:	_____
[Master Servicer] [Special Servicer] Loan No.:	_____

Custodian

Name:	[CUSTODIAN]
Address:	[ADDRESS]
Custodian/Trustee Mortgage File No.:	_____

Depositor

Name:	Banc of America Merrill Lynch Commercial Mortgage Inc.
Address:	[ADDRESS]
Certificates:	[CERTIFICATE CAPTION]

The undersigned [Master Servicer] [Special Servicer] hereby requests delivery from [CUSTODIAN], as custodian (the "Custodian") on behalf of [TRUSTEE], as trustee (the "Trustee"), for the Holders of [CERTIFICATE CAPTION], the documents referred to below (the "Documents"). All capitalized terms not otherwise defined in this Request for Release shall have the meanings given them in the Pooling and Servicing Agreement dated as of [DATE] , by and among Banc of America Merrill Lynch Commercial Mortgage Inc., as Depositor, [MASTER SERVICER], as Master Servicer, [SPECIAL SERVICER], as Special Servicer, [TRUSTEE], as Trustee, [CERTIFICATE ADMINISTRATOR], as Certificate Administrator, [ASSET REPRESENTATIONS REVIEWER], as Asset Representations Reviewer, and [OPERATING ADVISOR], as Operating Advisor (the "Pooling and Servicing Agreement").

( ) _____

( ) _____

<center>Exhibit E-1</center>

()   _____

()   _____

       The undersigned [Master Servicer] [Special Servicer] hereby acknowledges and agrees as follows:

       (1)   The [Master Servicer] [Special Servicer] shall hold and retain possession of the Documents in trust for the benefit of the Trustee, solely for the purposes provided in the Pooling and Servicing Agreement.

       (2)   The [Master Servicer] [Special Servicer] shall not cause or permit the Documents to become subject to, or encumbered by, any claims, liens, security interests, charges, writs of attachment or other impositions nor shall the [Master Servicer] [Special Servicer] assert or seek to assert any claims or rights of set-off to or against the Documents or any proceeds thereof except as otherwise provided in the Pooling and Servicing Agreement.

       (3)   The [Master Servicer] [Special Servicer] shall return the Documents to the Custodian when the need therefor no longer exists, unless the Mortgage Loans and the Trust Subordinate Companion Loan have been liquidated or the Mortgage Loans and the Trust Subordinate Companion Loan have been paid in full and the proceeds thereof have been remitted to the Certificate Account except as expressly provided in the Pooling and Servicing Agreement.

       (4)   The Documents and any proceeds thereof, including proceeds of proceeds, coming into the possession or control of the [Master Servicer] [Special Servicer] shall at all times be earmarked for the account of the Trustee, and the [Master Servicer] [Special Servicer] shall keep the Documents separate and distinct from all other property in the [Master Servicer's] [Special Servicer's] possession, custody or control.

[_____]

By:_____
     Name:
     Title:

Date: _____

Exhibit E-2

EXHIBIT F-1

FORM OF ERISA REPRESENTATION
LETTER REGARDING ERISA RESTRICTED CERTIFICATES

[CERTIFICATE ADMINISTRATOR],
     as Certificate Administrator
[ADDRESS]

Banc of America Merrill Lynch Commercial Mortgage Inc.
One Bryant Park
New York, New York 10036
Attention: [_____]

     Re: Transfer of [CERTIFICATE CAPTION]

Ladies and Gentlemen:

The undersigned (the "Purchaser") proposes to purchase US$[___] aggregate Certificate Balance in the [CERTIFICATE CAPTION], Class [E][F][NR] [LOAN-SPECIFIC] Certificates issued pursuant to that certain Pooling and Servicing Agreement dated as of [DATE] (the "Pooling and Servicing Agreement"), by and among Banc of America Merrill Lynch Commercial Mortgage Inc., as Depositor, [MASTER SERVICER], as Master Servicer, [CERTIFICATE ADMINISTRATOR], as Certificate Administrator, [SPECIAL SERVICER], as Special Servicer, [TRUSTEE], as Trustee, [ASSET REPRESENTATIONS REVIEWER], as Asset Representations Reviewer, and [OPERATING ADVISOR], as Operating Advisor. Capitalized terms used and not otherwise defined herein have the respective meanings ascribed to such terms in the Pooling and Servicing Agreement.

In connection with such transfer, the undersigned hereby represents and warrants to you as follows:

1.   The Purchaser is not (a) an employee benefit plan subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code"), or a governmental plan (as defined in Section 3(32) of ERISA), a church plan (as defined in Section 3(33) of ERISA) for which no election has been made under Section 410(d) of the Code, or any other plan subject to any federal, state or local law ("Similar Law") which is, to a material extent, similar to the foregoing provisions of ERISA or the Code (each a "Plan") or (b) a person acting on behalf of or using the assets of any such Plan (including an entity whose underlying assets include Plan assets by reason of investment in the entity by such a Plan or Plans and the application of Department of Labor Regulation § 2510.3-101, as modified by Section 3(42) of ERISA), other than an insurance company using the assets of its "insurance company general account" (as such term is defined in Section V(e) of Prohibited Transaction Class Exemption ("PTCE") 95-60) under circumstances whereby the purchase and holding of Certificates by such insurance company would be exempt from the prohibited transaction provisions of ERISA and the Code under Sections I and III of PTCE 95-60 (or a Plan subject to Similar Law purchasing

Exhibit F-1-1

under circumstances that would not constitute or result in a non-exempt violation of applicable Similar Law).

2.   The Purchaser understands that if the Purchaser is a Person referred to in 1(a) or (b) above, such Purchaser is required to provide to the Trustee and Certificate Administrator an Opinion of Counsel in form and substance satisfactory to the Trustee and Certificate Administrator and the Depositor to the effect that the acquisition and holding of such Certificate by such purchaser or transferee will not constitute or result in a "prohibited transaction" within the meaning of ERISA, Section 4975 of the Code or any Similar Law, and will not subject the Trustee, the Certificate Administrator, the Master Servicer, the Special Servicer, the Initial Purchasers, the Operating Advisor or the Depositor to any obligation or liability (including obligations or liabilities under ERISA, Section 4975 of the Code or any such Similar Law) in addition to those set forth in the Pooling and Servicing Agreement, which Opinion of Counsel shall not be at the expense of the Depositor, the Master Servicer, the Special Servicer, the Trustee, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer, the Initial Purchasers or the Issuing Entity.

IN WITNESS WHEREOF, the Purchaser hereby executes this ERISA Representation Letter on the ___ day of _____, 20__.

Very truly yours,

_____
[The Purchaser]

By:_____
   Name:
   Title:

Date: _____

EXHIBIT F-2

**FORM OF ERISA REPRESENTATION LETTER
REGARDING CLASS R AND CLASS [ARD] CERTIFICATES**

[Date]

[CERTIFICATE ADMINISTRATOR],
    as Certificate Administrator
[ADDRESS]

[Transferor]
[_____]
[_____]
Attention: [_____]

      Re: [CERTIFICATE CAPTION]

Ladies and Gentlemen:

      The undersigned (the "Purchaser") proposes to purchase [__]% Percentage Interest in the [CERTIFICATE CAPTION], Class [R][ARD] Certificates (the "Class [R][ARD] Certificate") issued pursuant to that certain Pooling and Servicing Agreement dated as of [DATE] (the "Pooling and Servicing Agreement"), by and among Banc of America Merrill Lynch Commercial Mortgage Inc., as Depositor, [MASTER SERVICER], as Master Servicer, [CERTIFICATE ADMINISTRATOR], as Certificate Administrator, [SPECIAL SERVICER], as Special Servicer, [TRUSTEE], as Trustee, [ASSET REPRESENTATIONS REVIEWER], as Asset Representations Reviewer, and [OPERATING ADVISOR], as Operating Advisor. Capitalized terms used and not otherwise defined herein have the respective meanings ascribed to such terms in the Pooling and Servicing Agreement.

      In connection with such transfer, the undersigned hereby represents and warrants to you that, with respect to the Class [R][ARD] Certificate, the Purchaser is not an employee benefit plan or other plan subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") or Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code"), or a governmental plan (as defined in Section 3(32) of ERISA) or other plan that is subject to any federal, state or local law that is, to a material extent, similar to the foregoing provisions of ERISA or the Code ("Similar Law") (each, a "Plan"), or any person acting on behalf of any such Plan or using the assets of a Plan (including any entity whose underlying assets include Plan assets by reason of investment in the entity by such a Plan or Plans and the application of Department of Labor Regulation § 2510.3-101, as modified by Section 3(42) of ERISA) to purchase such Class [R][ARD] Certificate.

      IN WITNESS WHEREOF, the Purchaser hereby executes this ERISA Representation Letter on the ___ day of _____, 20__.

Exhibit F-2-1

Very truly yours,

[The Purchaser]

By:
    Name:
    Title:

EXHIBIT G

FORM OF STATEMENT TO CERTIFICATEHOLDERS

[See Annex B to the Prospectus]

Exhibit G-1

EXHIBIT H

FORM OF OMNIBUS ASSIGNMENT

[NAME OF CURRENT ASSIGNOR] having an address at [ADDRESS OF CURRENT ASSIGNOR] (the "Assignor") for good and valuable consideration, the receipt and sufficiency of which are acknowledged, hereby sells, transfers, assigns, delivers, sets over and conveys, without recourse, representation or warranty, express or implied, unto "[TRUSTEE], as Trustee for the registered holders of [CERTIFICATE CAPTION]" (the "Assignee"), having an office at [ADDRESS], Attn: [_____], its successors and assigns, all right, title and interest of the Assignor in and to:

That certain mortgage and security agreement, deed of trust and security agreement, deed to secure debt and security agreement, or similar security instrument (the "Security Instrument"), and that certain Promissory Note (the "Mortgage Note"), for each of the Mortgage Loans and Trust Subordinate Companion Loan shown on the Mortgage Loan Schedule attached hereto as Exhibit B, and that certain assignment of leases and rents given in connection therewith and all of the Assignor's right, title and interest in any claims, collateral, insurance policies, certificates of deposit, letters of credit, escrow accounts, performance bonds, demands, causes of action and any other collateral arising out of and/or executed and/or delivered in or to or with respect to the Security Instrument and the Mortgage Note, together with any other documents or instruments executed and/or delivered in connection with or otherwise related to the Security Instrument and the Mortgage Note.

IN WITNESS WHEREOF, the Assignor has executed this instrument under seal to be effective as of the [__] day of [_____], 20[__].

[NAME OF CURRENT ASSIGNOR]

By:
    Name:
    Title:

EXHIBIT I

**FORM OF TRANSFER CERTIFICATE
FOR RULE 144A BOOK-ENTRY CERTIFICATE
TO TEMPORARY REGULATION S BOOK-ENTRY CERTIFICATE
DURING RESTRICTED PERIOD**

(Exchanges or transfers pursuant to
Section 5.03(c) of the Pooling and Servicing Agreement)

[CERTIFICATE REGISTRAR],
    as Certificate Registrar
[ADDRESS]

     Re: [CERTIFICATE CAPTION], Class [__]

Reference is hereby made to the Pooling and Servicing Agreement dated as of [DATE] (the "Pooling and Servicing Agreement"), by and among Banc of America Merrill Lynch Commercial Mortgage Inc., as Depositor, [MASTER SERVICER], as Master Servicer, [SPECIAL SERVICER], as Special Servicer, [TRUSTEE], as Trustee, [CERTIFICATE ADMINISTRATOR], as Certificate Administrator, [ASSET REPRESENTATIONS REVIEWER], as Asset Representations Reviewer, and [OPERATING ADVISOR], as Operating Advisor. Capitalized terms used but not defined herein shall have the meanings given to them in the Pooling and Servicing Agreement.

This letter relates to US $[_____] aggregate [Certificate Balance] [Notional Amount] of the Class [__] Certificates (the "Certificates") which are held in the form of a beneficial interest in the Rule 144A Book-Entry Certificate of such Class (CUSIP No. [_____]) with the Depository in the name of [insert name of Transferor] (the "Transferor"). The Transferor has requested an exchange or transfer of such beneficial interest for a beneficial interest in the Temporary Regulation S Book-Entry Certificate of such Class (CINS No. [_____] and ISIN No. [_____]) to be held with the Depository in the name of [Euroclear] [Clearstream]* (Common Code No. [_____]).

In connection with such request and in respect of such Certificates, the Transferor does hereby certify that such exchange or transfer has been made in compliance with the transfer restrictions set forth in the Pooling and Servicing Agreement and pursuant to and in accordance with Regulation S ("Regulation S") under the Securities Act of 1933, as amended (the "Securities Act"), and accordingly the Transferor does hereby certify that:

     (1)   the offer of the Certificates was not made to a person in the United States;

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*   Select appropriate depository.

Exhibit I-1

USActive 33104371.6

[(2)   at the time the buy order was originated, the transferee was outside the United States or the Transferor and any person acting on its behalf reasonably believed and believes that the transferee was outside the United States;]**

[(2)   the transaction was executed in, on or through the facilities of a designated offshore securities market and neither the Transferor nor any person acting on its behalf knows that the transaction was pre-arranged with a buyer in the United States;]**

(3)   no "directed selling efforts" within the meaning of Rule 902(c) of Regulation S have been made in contravention of the requirements of Rule 903(b) or 904(b) of Regulation S, as applicable; and

(4)   the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act.

We understand that this certificate is required in connection with certain securities laws of the United States. In connection therewith, if administrative or legal proceedings are commenced or threatened in connection with which this certificate is or would be relevant, we irrevocably authorize you to produce this certificate to any interested party in such proceeding. This certificate and the statements contained herein are made for your benefit and the benefit of the Depositor, the Trustee, the Certificate Administrator, the Operating Advisor, the Master Servicer, the Special Servicer, the Asset Representations Reviewer and the Initial Purchasers.

[Insert Name of Transferor]

By:.
     Name:
     Title:

Dated: _____

cc: Banc of America Merrill Lynch Commercial
Mortgage Inc.

** Insert one of these two provisions, which come from the definition of "offshore transaction" in Regulation S.

Exhibit I-2

EXHIBIT J

**FORM OF TRANSFER CERTIFICATE
FOR RULE 144A BOOK-ENTRY CERTIFICATE
TO REGULATION S BOOK-ENTRY CERTIFICATE AFTER RESTRICTED PERIOD**

(Exchange or transfers pursuant to
Section 5.03(d) of the Pooling and Servicing Agreement)

[CERTIFICATE REGISTRAR],
   as Certificate Registrar
[ADDRESS]

     Re: [CERTIFICATE CAPTION], Class[__]

     Reference is hereby made to the Pooling and Servicing Agreement dated as of [DATE] (the "Pooling and Servicing Agreement"), by and among Banc of America Merrill Lynch Commercial Mortgage Inc., as Depositor, [MASTER SERVICER], as Master Servicer, [SPECIAL SERVICER], as Special Servicer, [TRUSTEE], as Trustee, [CERTIFICATE ADMINISTRATOR], as Certificate Administrator, [ASSET REPRESENTATIONS REVIEWER], as Asset Representations Reviewer, and [OPERATING ADVISOR], as Operating Advisor. Capitalized terms used but not defined herein shall have the meanings given to them in the Pooling and Servicing Agreement.

     This letter relates to US $[_____] aggregate [Certificate Balance] [Notional Amount] of the Class [__] Certificates (the "Certificates") which are held in the form of a beneficial interest in the Rule 144A Book-Entry Certificate of such Class (CUSIP No. [_____]) with the Depository in the name of [insert name of Transferor] (the "Transferor").   The Transferor has requested an exchange or transfer of such beneficial interest for a beneficial interest in the Regulation S Book-Entry Certificate of such Class (CINS No. [_____], ISIN No. [_____], and Common Code No. [_____]).

     In connection with such request and in respect of such Certificates, the Transferor does hereby certify that such exchange or transfer has been made in compliance with the transfer restrictions set forth in the Pooling and Servicing Agreement pursuant to and in accordance with Regulation S ("Regulation S") under the Securities Act of 1933, as amended (the "Securities Act"), and accordingly the Transferor does hereby certify that:

     (1)   the offer of the Certificates was not made to a person in the United States,

     [(2)   at the time the buy order was originated, the transferee was outside the United States or the Transferor and any person acting on its behalf reasonably believed and believes that the transferee was outside the United States,]*

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*   Insert one of these two provisions, which come from the definition of "offshore transaction" in Regulation S.

[(2)   the transaction was executed in, on or through the facilities of a designated offshore securities market and neither the Transferor nor any person acting on its behalf knows that the transaction was pre-arranged with a buyer in the United States,] *

(3)   no "directed selling efforts" within the meaning of Rule 902(c) of Regulation S have been made in contravention of the requirements of Rule 903(b) or 904(b) of Regulation S, as applicable, and

(4)   the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act.

We understand that this certificate is required in connection with certain securities laws of the United States. In connection therewith, if administrative or legal proceedings are commenced or threatened in connection with which this certificate is or would be relevant, we irrevocably authorize you to produce this certificate to any interested party in such proceeding. This certificate and the statements contained herein are made for your benefit and the benefit of the Depositor, the Trustee, the Certificate Administrator, the Operating Advisor, the Master Servicer, the Special Servicer, the Asset Representations Reviewer and the Initial Purchasers.

[Insert Name of Transferor]

By: .
    Name:
    Title:

Dated: _____

cc: Banc of America Merrill Lynch Commercial Mortgage Inc.

Exhibit J-2

EXHIBIT K

**FORM OF TRANSFER CERTIFICATE
FOR TEMPORARY REGULATION S BOOK-ENTRY CERTIFICATE
TO RULE 144A BOOK-ENTRY CERTIFICATE DURING RESTRICTED PERIOD**

(Exchange or transfers pursuant to
Section 5.03(e) of the Pooling and Servicing Agreement)

[CERTIFICATE REGISTRAR],
   as Certificate Registrar
[ADDRESS]

     Re: [CERTIFICATE CAPTION], Class [__]

     Reference is hereby made to the Pooling and Servicing Agreement dated as of [DATE] (the "Pooling and Servicing Agreement"), by and among Banc of America Merrill Lynch Commercial Mortgage Inc., as Depositor, [MASTER SERVICER], as Master Servicer, [SPECIAL SERVICER], as Special Servicer, [TRUSTEE], as Trustee, [CERTIFICATE ADMINISTRATOR], as Certificate Administrator, [ASSET REPRESENTATIONS REVIEWER], as Asset Representations Reviewer and [OPERATING ADVISOR], as Operating Advisor. Capitalized terms used but not defined herein shall have the meanings given to them in the Pooling and Servicing Agreement.

     This letter relates to US $[_____] aggregate [Certificate Balance] [Notional Amount] of the Class [__] Certificates (the "Certificates") which are held in the form of a beneficial interest in the Temporary Regulation S Book-Entry Certificate of such Class (CINS No. [_____] and ISIN No. [_____]) with [Euroclear] [Clearstream]* (Common Code [_____]) through the Depository in the name of [insert name of transferor] (the "Transferor"). The Transferor has requested an exchange or transfer of such beneficial interest for a beneficial interest in the Rule 144A Book-Entry Certificate of such Class (CUSIP No. [_____]).

     In connection with such request, and in respect of such Certificates, the Transferor does hereby certify that such Certificates are being exchanged or transferred in accordance with Rule 144A ("Rule 144A") under the Securities Act of 1933, as amended (the "Securities Act"), to a transferee that the Transferor reasonably believes is purchasing the Certificates for its own account, or for one or more accounts with respect to which the transferee exercises sole investment discretion, and the transferee and any such account is a "qualified institutional buyer" within the meaning of Rule 144A in each case in a transaction meeting the requirements of Rule 144A and in accordance with any applicable securities laws of any state of the United States or other applicable jurisdiction.

     We understand that this certificate is required in connection with certain securities laws of the United States. In connection therewith, if administrative or legal proceedings are

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*   Select appropriate depository.

commenced or threatened in connection with which this certificate is or would be relevant, we irrevocably authorize you to produce this certificate to any interested party in such proceeding. This certificate and the statements contained herein are made for your benefit and the benefit of the Depositor, the Trustee, the Certificate Administrator, the Operating Advisor, the Master Servicer, the Special Servicer, the Asset Representations Reviewer and the Initial Purchasers.

[Insert Name of Transferor]

By:
    Name:
    Title:

Dated: _____

cc: Banc of America Merrill Lynch Commercial Mortgage Inc.

EXHIBIT L

**FORM OF TRANSFER CERTIFICATE
FOR TEMPORARY REGULATION S BOOK-ENTRY CERTIFICATE
TO REGULATION S BOOK-ENTRY CERTIFICATE AFTER RESTRICTED PERIOD**

(Exchanges pursuant to
Section 5.03(f) of the Pooling and Servicing Agreement)

[CERTIFICATE REGISTRAR],
   as Certificate Registrar
[ADDRESS]

     Re: [CERTIFICATE CAPTION], Class [__]

     Reference is hereby made to the Pooling and Servicing Agreement dated as of [DATE] (the "Pooling and Servicing Agreement"), by and among Banc of America Merrill Lynch Commercial Mortgage Inc., as Depositor, [MASTER SERVICER], as Master Servicer, [SPECIAL SERVICER], as Special Servicer, [TRUSTEE], as Trustee, [CERTIFICATE ADMINISTRATOR], as Certificate Administrator, [ASSET REPRESENTATIONS REVIEWER], as Asset Representations Reviewer and [OPERATING ADVISOR], as Operating Advisor. Capitalized terms used but not defined herein shall have the meanings given to them in the Pooling and Servicing Agreement.

     [For purposes of acquiring a beneficial interest in a Regulation S Book-Entry Certificate of the Class specified above after the expiration of the Restricted Period,] [For purposes of receiving payments under a Temporary Regulation S Book-Entry Certificate of the Class specified above,]* the undersigned holder of a beneficial interest in a Temporary Regulation S Book-Entry Certificate of the Class specified above issued under the Pooling and Servicing Agreement certifies that it is not a U.S. Person as defined by Regulation S under the Securities Act of 1933, as amended.

     We undertake to advise you promptly by facsimile on or prior to the date on which you intend to submit your corresponding certification relating to the Certificates of the Class specified above held by you for our account if any applicable statement herein is not correct on such date, and in the absence of any such notification it may be assumed that this certification applies as of such date.

     We understand that this certificate is required in connection with certain securities laws of the United States. In connection therewith, if administrative or legal proceedings are commenced or threatened in connection with which this certificate is or would be relevant, we irrevocably authorize you to produce this certificate to any interested party in such proceeding. This certificate and the statements contained herein are made for your benefit and the benefit of the Depositor, the Master Servicer, the Special Servicer, the Trustee, the Certificate

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*   Select, as applicable.

Exhibit L-1

Administrator, the Operating Advisor, the Asset Representations Reviewer and the Initial Purchasers.

Dated:_____

By:_

      as, or as agent for, the holder of a beneficial interest in the Certificates to which this certificate relates.

Exhibit L-2

EXHIBIT M

**FORM OF TRANSFER CERTIFICATE
FOR NON-BOOK ENTRY CERTIFICATE
TO TEMPORARY REGULATION S BOOK-ENTRY CERTIFICATE**

(Exchanges or transfers pursuant to
Section 5.03(g) of the Pooling and Servicing Agreement)

[CERTIFICATE REGISTRAR],
   as Certificate Registrar
[ADDRESS]

     Re: [CERTIFICATE CAPTION], Class [__]

     Reference is hereby made to the Pooling and Servicing Agreement dated as of [DATE] (the "Pooling and Servicing Agreement"), by and among Banc of America Merrill Lynch Commercial Mortgage Inc., as Depositor, [MASTER SERVICER], as Master Servicer, [SPECIAL SERVICER], as Special Servicer, [TRUSTEE], as Trustee, [CERTIFICATE ADMINISTRATOR], as Certificate Administrator, [ASSET REPRESENTATIONS REVIEWER], as Asset Representations Reviewer and [OPERATING ADVISOR], as Operating Advisor. Capitalized terms used but not defined herein shall have the meanings given to them in the Pooling and Servicing Agreement.

     This letter relates to US $[_____] aggregate [Certificate Balance] [Notional Amount] of the Class [__] Certificates (the "Certificates") which are held in the form of Non-Book Entry Certificates of such Class (CUSIP No. [_____]) in the name of [insert name of Transferor] (the "Transferor"). The Transferor has requested an exchange or transfer of such Non-Book Entry Certificates for a beneficial interest in the Temporary Regulation S Book-Entry Certificate of such Class (CINS No. [_____] and ISIN No. [_____]) to be held with [Euroclear] [Clearstream]* (Common Code [_____]) through the Depository.

     In connection with such request, and in respect of such Certificates, the Transferor does hereby certify that such exchange or transfer has been made in compliance with the transfer restrictions set forth in the Pooling and Servicing Agreement and pursuant to and in accordance with Regulation S ("Regulation S") under the Securities Act of 1933, as amended (the "Securities Act"), and accordingly the Transferor does hereby certify that:

     (1)   the offer of the Certificates was not made to a person in the United States;

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*   Select appropriate depository.

[(2)   at the time the buy order was originated, the transferee was outside the United States or the Transferor and any person acting on its behalf reasonably believed and believes that the transferee was outside the United States;]**

[(2)   the transaction was executed in, on or through the facilities of a designated offshore securities market and neither the Transferor nor any person acting on its behalf knows that the transaction was pre-arranged with a buyer in the United States;] **

(3)   no "directed selling efforts" within the meaning of Rule 902(c) of Regulation S have been made in contravention of the requirements of Rule 903(b) or 904(b) of Regulation S, as applicable; and

(4)   the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act.

We understand that this certificate is required in connection with certain securities laws of the United States. In connection therewith, if administrative or legal proceedings are commenced or threatened in connection with which this certificate is or would be relevant, we irrevocably authorize you to produce this certificate to any interested party in such proceeding. This certificate and the statements contained herein are made for your benefit and the benefit of the Depositor, the Master Servicer, the Special Servicer, the Trustee, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Initial Purchasers.

[Insert Name of Transferor]

By:
    Name:
    Title:

Dated: _____

cc: Banc of America Merrill Lynch Commercial
Mortgage Inc.

**   Insert one of these two provisions, which come from the definition of "offshore transaction" in Regulation S.

Exhibit M-2

EXHIBIT N

**FORM OF TRANSFER CERTIFICATE
FOR NON-BOOK ENTRY CERTIFICATE
TO REGULATION S BOOK-ENTRY CERTIFICATE**

(Exchange or transfers pursuant to
Section 5.03(g) of the Pooling and Servicing Agreement)

[CERTIFICATE REGISTRAR],
   as Certificate Registrar
[ADDRESS]

      Re: [CERTIFICATE CAPTION], Class [__]

      Reference is hereby made to the Pooling and Servicing Agreement dated as of [DATE] (the "Pooling and Servicing Agreement"), by and among Banc of America Merrill Lynch Commercial Mortgage Inc., as Depositor, [MASTER SERVICER], as Master Servicer, [SPECIAL SERVICER], as Special Servicer, [TRUSTEE], as Trustee, [CERTIFICATE ADMINISTRATOR], as Certificate Administrator, [ASSET REPRESENTATIONS REVIEWER], as Asset Representations Reviewer and [OPERATING ADVISOR], as Operating Advisor. Capitalized terms used but not defined herein shall have the meanings given to them in the Pooling and Servicing Agreement.

      This letter relates to US $[_____] aggregate [Certificate Balance] [Notional Amount] of the Class [__] Certificates (the "Certificates") which are held in the form of Non-Book Entry Certificates of such Class (CUSIP No. [_____]) in the name of [insert name of Transferor] (the "Transferor"). The Transferor has requested an exchange or transfer of such Non-Book Entry Certificates for a beneficial interest in the Regulation S Book-Entry Certificate (CINS No. [_____], ISIN No. [_____], and Common Code No. [_____]).

      In connection with such request, and in respect of such Certificates, the Transferor does hereby certify that such exchange or transfer has been made in compliance with the transfer restrictions set forth in the Pooling and Servicing Agreement pursuant to and in accordance with Regulation S ("Regulation S") under the Securities Act of 1933, as amended (the "Securities Act"), and accordingly the Transferor does hereby certify that:

      (1)   the offer of the Certificates was not made to a person in the United States,

      [(2)   at the time the buy order was originated, the transferee was outside the United States or the Transferor and any person acting on its behalf reasonably believed and believes that the transferee was outside the United States,]*

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*   Insert one of these two provisions, which come from the definition of "offshore transaction" in Regulation S.

[(2)   the transaction was executed in, on or through the facilities of a designated offshore securities market and neither the Transferor nor any person acting on its behalf knows that the transaction was pre-arranged with a buyer in the United States,] *

(3)   no "directed selling efforts" within the meaning of Rule 902(c) of Regulation S have been made in contravention of the requirements of Rule 903(b) or 904(b) of Regulation S, as applicable, and

(4)   the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act.

We understand that this certificate is required in connection with certain securities laws of the United States. In connection therewith, if administrative or legal proceedings are commenced or threatened in connection with which this certificate is or would be relevant, we irrevocably authorize you to produce this certificate to any interested party in such proceeding. This certificate and the statements contained herein are made for your benefit and the benefit of the Depositor, the Master Servicer, the Special Servicer, the Trustee, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Initial Purchasers.

[Insert Name of Transferor]

By:
    Name:
    Title:

Dated: _____

cc: Banc of America Merrill Lynch Commercial Mortgage Inc.

Exhibit N-2

EXHIBIT O

FORM OF TRANSFER CERTIFICATE
FOR NON-BOOK ENTRY CERTIFICATE
TO RULE 144A BOOK-ENTRY CERTIFICATE

(Exchange or transfers pursuant to
Section 5.03(g) of the Pooling and Servicing Agreement)

[CERTIFICATE REGISTRAR],
    as Certificate Registrar
[ADDRESS]

      Re: [CERTIFICATE CAPTION], Class [__]

Reference is hereby made to the Pooling and Servicing Agreement dated as of [DATE] (the "Pooling and Servicing Agreement"), by and among Banc of America Merrill Lynch Commercial Mortgage Inc., as Depositor, [MASTER SERVICER], as Master Servicer, [SPECIAL SERVICER], as Special Servicer, [TRUSTEE], as Trustee, [CERTIFICATE ADMINISTRATOR], as Certificate Administrator, [ASSET REPRESENTATIONS REVIEWER], as Asset Representations Reviewer and [OPERATING ADVISOR], as Operating Advisor. Capitalized terms used but not defined herein shall have the meanings given to them in the Pooling and Servicing Agreement.

This letter relates to US $[_____] aggregate [Certificate Balance] [Notional Amount] of the Class [__] Certificates (the "Certificates") which are held in the form of Non-Book Entry Certificates of such Class (CUSIP No. [_____]) in the name of [insert name of transferor] (the "Transferor"). The Transferor has requested an exchange or transfer of such beneficial interest for a beneficial interest in the Rule 144A Book-Entry Certificate of such Class (CUSIP No. [_____]).

In connection with such request, and in respect of such Certificates, the Transferor does hereby certify that such Certificates are being exchanged or transferred in accordance with Rule 144A ("Rule 144A") under the Securities Act of 1933, as amended (the "Securities Act"), to a transferee that the Transferor reasonably believes is purchasing the Certificates for its own account, or for one or more accounts with respect to which the transferee exercises sole investment discretion, and the transferee and any such account is a "qualified institutional buyer" within the meaning of Rule 144A in each case in a transaction meeting the requirements of Rule 144A and in accordance with any applicable securities laws of any state of the United States or other applicable jurisdiction.

We understand that this certificate is required in connection with certain securities laws of the United States. In connection therewith, if administrative or legal proceedings are commenced or threatened in connection with which this certificate is or would be relevant, we irrevocably authorize you to produce this certificate to any interested party in such proceeding. This certificate and the statements contained herein are made for your benefit and the benefit of the Depositor, the Master Servicer, the Special Servicer, the Trustee, the Certificate

Administrator, the Operating Advisor, the Asset Representations Reviewer and the Initial Purchasers.

[Insert Name of Transferor]

By:
    Name:
    Title:

Dated: _____

cc: Banc of America Merrill Lynch Commercial Mortgage Inc.

Exhibit O-2

EXHIBIT P-1

FORM OF INVESTOR CERTIFICATION

[Date]

[CERTIFICATE ADMINISTRATOR]
[ADDRESS]

Re: [CERTIFICATE CAPTION], Class Certificates

In accordance with the Pooling and Servicing Agreement, dated as of [DATE] (the "Pooling and Servicing Agreement"), by and among Banc of America Merrill Lynch Commercial Mortgage Inc., as Depositor, [MASTER SERVICER], as Master Servicer, [SPECIAL SERVICER], as Special Servicer, [TRUSTEE], as Trustee, [CERTIFICATE ADMINISTRATOR], as Certificate Administrator, [ASSET REPRESENTATIONS REVIEWER], as Asset Representations Reviewer and [OPERATING ADVISOR], as Operating Advisor, with respect to the certificates (the "Certificates"), the undersigned hereby certifies and agrees as follows:

1. The undersigned is a Certificateholder, the Directing Certificateholder (to the extent such person is not a Certificateholder), a beneficial owner or prospective purchaser of the Class [__] Certificates or a Companion Holder (or any investment advisor or manager of the foregoing).

2.   In the case that the undersigned is a Certificateholder, beneficial owner or prospective purchaser of an Offered Certificate, the undersigned has received a copy of the Prospectus.

3.   The undersigned is not a Mortgagor, a manager of a Mortgaged Property, an Affiliate of any of the foregoing or an agent, principal, partner, member, joint venturer, limited partner, employee, representative, director, trustee, advisor of or investor in or of any of the foregoing or a mezzanine lender who has commenced foreclosure proceedings.

4.   The undersigned is requesting access pursuant to the Pooling and Servicing Agreement to certain information (the "Information") on the Certificate Administrator's website and/or is requesting the information identified on the schedule attached hereto (also, the "Information") pursuant to the provisions of the Pooling and Servicing Agreement. In consideration of the disclosure to the undersigned of the Information, or the access thereto, the undersigned will keep the Information confidential (except from such outside persons as are assisting it in making an evaluation in connection with purchasing the related Certificates, from its accountants and attorneys, and otherwise from such governmental or banking authorities or agencies to which the undersigned is subject), and such Information will not, without the prior written consent of the Trustee or the Certificate Administrator, be otherwise disclosed by the undersigned or by its officers, directors, partners, employees, agents or representatives (collectively, the "Representatives") in any manner whatsoever, in whole or in part; provided, however, that the obligations of the undersigned to keep any such information confidential shall

Exhibit P-1-1

expire one year following the date that the undersigned receives such information (with respect to a prospective purchaser only) or is no longer a Certificateholder, a beneficial owner or prospective purchaser of the Class of Certificates referenced above. The undersigned will not use or disclose the Information in any manner which could result in a violation of any provision of the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934, as amended, or would require registration of any Certificate not previously registered pursuant to Section 5 of the Securities Act.

5.   The undersigned shall be fully liable for any breach of this agreement by itself or any of its Representatives and shall indemnify the Depositor, the Trustee, the Certificate Administrator, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer and the Issuing Entity for any loss, liability or expense incurred thereby with respect to any such breach by the undersigned or any of its Representatives.

6.   The undersigned shall be deemed to have recertified to the provisions herein each time it accesses the Information on the Certificate Administrator's website.

7.   Capitalized terms used but not defined herein shall have the respective meanings assigned thereto in the Pooling and Servicing Agreement.

BY ITS CERTIFICATION HEREOF, the undersigned has made the representations above and shall be deemed to have caused its name to be signed hereto by its duly authorized signatory, as of the date certified.

EXHIBIT P-2

FORM OF CERTIFICATION FOR NRSROs

[Date]

[CERTIFICATE ADMINISTRATOR]
[ADDRESS]
Attention: [CERTIFICATE CAPTION]

In accordance with the requirements for obtaining certain information pursuant to the Pooling and Servicing Agreement, dated as of [DATE] (the "Pooling and Servicing Agreement"), by and among Banc of America Merrill Lynch Commercial Mortgage Inc., as Depositor, [MASTER SERVICER], as Master Servicer, [SPECIAL SERVICER], as Special Servicer, [TRUSTEE], as Trustee, [CERTIFICATE ADMINISTRATOR], as Certificate Administrator, [ASSET REPRESENTATIONS REVIEWER], as Asset Representations Reviewer and [OPERATING ADVISOR], as Operating Advisor, with respect to the certificates (the "Certificates"), the undersigned hereby certifies and agrees as follows:

1. The undersigned is a Rating Agency hired by the Depositor to provide ratings on the Certificates; or

2. The undersigned, a Nationally Recognized Statistical Rating Organization ("NRSRO");

    (i) has provided the Depositor with the appropriate certifications under Exchange Act 17g-5(e);

    (ii) has access to the Depositor's 17g-5 website; and

    (iii) agrees that any confidentiality agreement applicable to the undersigned with respect to information obtained from the Depositor's 17g-5 website shall also be applicable to information obtained from the 17g-5 Information Provider's Website.

The undersigned shall be deemed to have recertified to the provisions herein each time it accesses the Information on the Certificate Administrator's Website and the 17g-5 Information Provider's Website.

Capitalized terms used but not defined herein shall have the respective meanings assigned thereto in the Pooling and Servicing Agreement.

BY ITS CERTIFICATION HEREOF, the undersigned has made the representations above and shall be deemed to have caused its name to be signed hereto by its duly authorized signatory, as of the date certified.

Exhibit P-2-1

EXHIBIT P-3

ONLINE MARKET DATA PROVIDER CERTIFICATION

[CERTIFICATE ADMINISTRATOR]
[ADDRESS]
Attention: [CERTIFICATE CAPTION]

This Certification has been prepared for provision of information to the market data providers listed in Paragraph 1 below pursuant to the direction of the Depositor. If you represent a Market Data Provider not listed herein and would like access to the information, please contact [CONTACT].

In accordance with the requirements for obtaining certain information pursuant to the Pooling and Servicing Agreement, dated as of [DATE] (the "Pooling and Servicing Agreement"), by and among Banc of America Merrill Lynch Commercial Mortgage Inc., as Depositor, [MASTER SERVICER], as Master Servicer, [SPECIAL SERVICER], as Special Servicer, [TRUSTEE], as Trustee, [CERTIFICATE ADMINISTRATOR], as Certificate Administrator, [ASSET REPRESENTATIONS REVIEWER], as Asset Representations Reviewer and [OPERATING ADVISOR], as Operating Advisor, with respect to the above-referenced certificates (the "Certificates"), the undersigned hereby certifies and agrees as follows:

1.   The undersigned is an employee or agent of Bloomberg L.P., Intex Solutions, Inc., Trepp, LLC, BlackRock Financial Management Inc., Interactive Data Corporation, CMBS.com, Inc., Markit or Thompson Reuters, a market data provider that has been given access to the Statements to Certificateholders, CREFC® Reports and supplemental notices on www.ctslink.com ("CTSLink") by request of the Depositor.

2.   The undersigned agrees that each time it accesses CTSLink, the undersigned is deemed to have recertified that the representation above remains true and correct.

3.   The undersigned acknowledges and agrees that the provision to it of information and/or reports on CTSLink is for its own use only, and agrees that it will not disseminate or otherwise make such information available to any other person without the written consent of the Depositor.

4.   The undersigned shall be fully liable for any breach of this agreement by itself or any of its Representatives and shall indemnify the Depositor, the Trustee, the Certificate Administrator, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer and the Issuing Entity for any loss, liability or expense incurred thereby with respect to any such breach by the undersigned or any of its Representatives.

5.   Capitalized terms used but not defined herein shall have the respective meanings assigned thereto in the Pooling and Servicing Agreement.

BY ITS CERTIFICATION HEREOF, the undersigned has made the representations above and shall be deemed to have caused its name to be signed hereto by its duly authorized signatory, as of the date certified.

Exhibit P-3-2

EXHIBIT Q

CUSTODIAN CERTIFICATION/EXCEPTION REPORT

[DATE]

To the Persons Listed on the attached Schedule A

     Re: [CERTIFICATE CAPTION]

Ladies and Gentlemen:

       In accordance with Section 2.02 of the Pooling and Servicing Agreement, dated as of [DATE] (the "Pooling and Servicing Agreement"), by and among Banc of America Merrill Lynch Commercial Mortgage Inc., as Depositor, [MASTER SERVICER], as Master Servicer, [SPECIAL SERVICER], as Special Servicer, [CERTIFICATE ADMINISTRATOR], as Certificate Administrator, [TRUSTEE], as Trustee, [ASSET REPRESENTATIONS REVIEWER], as Asset Representations Reviewer and [OPERATING ADVISOR], as Operating Advisor, the undersigned, as Custodian, hereby certifies that, except as noted on the attached Custodial Exception Report, as to each Mortgage Loan and the Trust Subordinate Companion Loan listed in the Mortgage Loan Schedule (other than any Mortgage Loan or the Trust Subordinate Companion Loan paid in full or for which a Liquidation Event has occurred) the Custodian has, subject to Section 2.02(e) of the Pooling and Servicing Agreement, reviewed the documents delivered to it pursuant to Section 2.01 of the Pooling and Servicing Agreement and has determined that (i) all documents specified in clauses (i) through (v), (ix) through (xiii), (xv) and (xvi) (or, with respect to clause (xvi), a copy of such letter of credit and the required officer's certificate), if any, of the definition of "Mortgage File," as applicable, with respect to the Mortgage Loans or Trust Subordinate Companion Loan are in its possession, (ii) the foregoing documents delivered or caused to be delivered by the Mortgage Loan Seller have been reviewed by it or by a Custodian on its behalf and appear regular on their face and appear to be executed and to relate to such Mortgage Loan and (iii) based on such examination and only as to the foregoing documents, the information set forth in the Mortgage Loan Schedule with respect to the items specified in clauses (iv), (vi) and (viii)(c) in the definition of "Mortgage Loan Schedule" is correct.

       Capitalized words and phrases used herein shall have the respective meanings assigned to them in the above-captioned Pooling and Servicing Agreement.

                      [CUSTODIAN],
                        as Custodian

                    By: .
                       Name:
                       Title:

SCHEDULE A

Bank of America, National Association
[ADDRESS]

Banc of America Merrill Lynch Commercial Mortgage Inc.
One Bryant Park
New York, New York 10036

[RATING AGENCIES – REPEAT AS NECESSARY]
[ADDRESS]

[SPECIAL SERVICER]
[ADDRESS]

[MASTER SERVICER]
[ADDRESS]

[CERTIFICATE ADMINISTRATOR]
[ADDRESS]

[TRUSTEE]
[ADDRESS]

Exhibit Q-2

EXHIBIT R-1

FORM OF POWER OF ATTORNEY BY TRUSTEE
FOR MASTER SERVICER

RECORDING REQUESTED BY:
[ADDRESS]

_____
SPACE ABOVE THIS LINE FOR RECORDER'S USE

LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that [TRUSTEE], a national banking association, incorporated and existing under the laws of the United States, having its usual place of business at [ADDRESS] as Trustee (the "Trustee") pursuant to that Pooling and Servicing Agreement dated as of [DATE] (the "Agreement") by and among Banc of America Merrill Lynch Commercial Mortgage Inc., as the Depositor, [MASTER SERVICER], as the master servicer (in such capacity, the "Master Servicer"), [SPECIAL SERVICER], as special servicer (the "Special Servicer"), [CERTIFICATE ADMINISTRATOR], as Certificate Administrator (in such capacity, the "Certificate Administrator"), the Trustee, and [OPERATING ADVISOR], as Operating Advisor (the "Operating Advisor"), and the Trustee hereby constitutes and appoints the Master Servicer, by and through the Master Servicer's officers, the Trustee's true and lawful Attorney-in-Fact, in the Trustee's name, place and stead and for the Trustee's benefit, in connection with all mortgage loans (the "Mortgage Loans") and Trust Subordinate Companion Loan serviced by the Master Servicer and all properties ("Mortgaged Properties") administered by the Master Servicer pursuant to the Agreement, to execute and acknowledge in writing or by facsimile stamp all documents customarily and reasonably necessary and appropriate to effectuate the enumerated transactions described in items 1 through 12 below with respect to the Mortgage Loans, the Trust Subordinate Companion Loan and Mortgaged Properties; provided, however, that the documents described below may only be executed and delivered by such Attorneys-in-Fact if such documents are required or permitted under the Agreement. Capitalized terms used herein and not otherwise defined herein have the meanings set forth in the Agreement.

1.   The endorsement on behalf of the Trustee of all checks, drafts and/or other negotiable instruments made payable to the Trustee and draw upon, replace, substitute, release or amend letters of credit standing as collateral securing any Mortgage Loan (or Trust Subordinate Companion Loan).

2.   The modification or re-recording of a Mortgage or deed of trust, where said modification or re-recording is solely for the purpose of correcting the Mortgage or deed of trust to conform same to the original intent of the parties thereto or to correct title errors discovered after such title insurance was issued; provided that (i) said modification or re-recording, in either instance, does not adversely affect the lien of the Mortgage or deed of trust as insured and (ii) otherwise conforms to the provisions of the Agreement.

Exhibit R-1-1

3.   The subordination of the lien of a Mortgage or deed of trust to an easement in favor of a public utility company of a government agency or unit with powers of eminent domain; this section shall include, without limitation, the execution of partial satisfactions/releases, partial reconveyances or the execution or requests to trustees to accomplish same.

4.   The conveyance of the properties to the mortgage insurer, or the closing of the title to the property to be acquired as real estate owned, or conveyance of title to real estate owned.

5.   The completion of loan assumption agreements.

6.   The full satisfaction/release of a Mortgage or deed of trust or full conveyance upon payment and discharge of all sums secured thereby, including, without limitation, cancellation of the related Mortgage Note.

7.   The assignment of any Mortgage or deed of trust and the related Mortgage Note, in connection with the repurchase of the mortgage loan secured and evidenced thereby.

8.   The full assignment of a Mortgage or deed of trust upon payment and discharge of all sums secured thereby in conjunction with the refinancing thereof, including, without limitation, the assignment of the related Mortgage Note.

9.   The full enforcement of and preservation of the Trustee's interests in the Mortgage Notes, Mortgages or deeds of trust, and in the proceeds thereof, by way of, including but not limited to, foreclosure, the taking of a deed in lieu of foreclosure, or the completion of judicial or non-judicial foreclosure or the termination, cancellation or rescission of any such foreclosure, the initiation, prosecution and completion of eviction actions or proceedings with respect to, or the termination, cancellation or rescission of any such eviction actions or proceedings, and the pursuit of title insurance, hazard insurance and claims in bankruptcy proceedings, including, without limitation, any and all of the following acts:

a. the substitution of trustee(s) serving under a deed of trust, in accordance with state law and the deed of trust;

b. the preparation and issuance of statements of breach or non-performance;

c. the preparation and filing of notices of default and/or notices of sale;

d. the cancellation/rescission of notices of default and/or notices of sale;

e. the taking of deed in lieu of foreclosure;

f. the filing, prosecution and defense of claims, and to appear on behalf of the Trustee, in bankruptcy cases affecting Mortgage Notes, Mortgages or deeds of trust;

Exhibit R-1-2

g. the preparation and service of notices to quit and all other documents necessary to initiate, prosecute and complete eviction actions or proceedings;

h. the tendering, filing, prosecution and defense, as applicable, of hazard insurance and title insurance claims, including but not limited to appearing on behalf of the Trustee in quiet title actions; and

i. the preparation and execution of such other documents and performance of such other actions as may be necessary under the terms of the Mortgage, deed of trust or state law to expeditiously complete said transactions in paragraphs 9.a. through 9.h. above.

10. With respect to the sale of property acquired through a foreclosure or deed-in lieu of foreclosure, including, without limitation, the execution of the following documentation:

a. listing agreements;

b. purchase and sale agreements;

c. grant/warranty/quit claim deeds or any other deed causing the transfer of title of the property to a party contracted to purchase same;

d. escrow instructions; and

e. any and all documents necessary to effect the transfer of property.

11. The modification or amendment of escrow agreements established for repairs to the Mortgaged Property or reserves for replacement of personal property.

12. The execution and delivery of the following:

a. any and all financing statements, continuation statements and other documents or instruments necessary to maintain the lien created by the Mortgage, deed of trust or other security document in the related Mortgage File or the related Mortgaged Property and other related collateral;

b. any and all instruments of satisfaction or cancellation, or of partial or full release or discharge, or of partial or full defeasance, and all other comparable instruments; and

c. any and all assumptions, modifications, waivers, substitutions, extensions, amendments, consents to transfers of interests in borrowers, consents to any subordinate financings to be secured by any related Mortgaged Property, consents to any mezzanine financing to be secured by the ownership interests in a borrower, consents to and monitoring of the application of any proceeds of insurance policies or condemnation awards to the restoration of the related Mortgaged Property or otherwise, documents relating to the management, operation, maintenance, repair, leasing and marketing of the related Mortgaged Properties (including agreements and requests by any borrower with respect to modifications of the standards of operation and management of such Mortgaged Properties or the replacement of asset managers), documents exercising any or all of the rights, powers and privileges granted or provided to the holder of any Mortgage Loan (or Trust Subordinate Companion Loan, as applicable) under the related loan documents, lease subordination agreements, non-disturbance and attornment agreements or other leasing or rental arrangements, any easements, covenants, conditions, restrictions, equitable servitudes, or land use or zoning requirements with respect to the Mortgaged Properties, instruments relating to the custody of any collateral that now secures or hereafter may secure any Mortgage Loan (or Trust Subordinate Companion Loan, as applicable) and any other consents.

The undersigned gives said Attorney-in-Fact full power and authority to execute such instruments and to do and perform all and every act and thing necessary and proper to carry into effect the power or powers granted by or under this Limited Power of Attorney as fully as the undersigned might or could do, and hereby does ratify and confirm to all that said Attorney-in-Fact shall be effective as of the date set forth below.

This appointment is to be construed and interpreted as a limited power of attorney. The enumeration of specific items, rights, acts or powers herein is not intended to, nor does it give rise to, and it is not to be construed as a general power of attorney.

Solely to the extent that the Master Servicer has the power to delegate its rights or obligations under the Agreement, the Master Servicer also has the power to delegate the authority given to it by [TRUSTEE], as Trustee, under this Limited Power of Attorney, for purposes of performing its obligations and duties by executing such additional powers of attorney in favor of its attorneys-in-fact as are necessary for such purpose. The Master Servicer's attorneys-in-fact shall have no greater authority than that held by the Master Servicer.

Nothing contained herein shall: (i) limit in any manner any indemnification provided to the Trustee under the Agreement, (ii) limit in any manner the rights and protections afforded the Trustee under the Agreement, or (iii) be construed to grant the Master Servicer the power to initiate or defend any suit, litigation or proceeding in the name of [TRUSTEE] except as specifically provided for herein. If the Master Servicer receives any notice of suit, litigation or proceeding in the name of [TRUSTEE], then the Master Servicer shall promptly forward a copy of same to the Trustee.

This limited power of attorney is not intended to extend the powers granted to the Master Servicer under the Agreement or to allow the Master Servicer to take any action with respect to Mortgages, deeds of trust or Mortgage Notes not authorized by the Agreement.

The Master Servicer hereby agrees to indemnify and hold the Trustee and its directors, officers, employees and agents harmless from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever incurred by reason or result of the negligent use, or negligent or willful misuse, of this Limited Power of Attorney by the Master Servicer. The foregoing indemnity shall survive the termination of this Limited Power of Attorney and the Agreement or the earlier resignation or removal of the Trustee under the Agreement.

This Limited Power of Attorney is entered into and shall be governed by the laws of the State of New York, without regard to conflicts of law principles of such state.

Third parties without actual notice may rely upon the exercise of the power granted under this Limited Power of Attorney; and may be satisfied that this Limited Power of Attorney shall continue in full force and effect and has not been revoked unless an instrument of revocation has been made in writing by the undersigned.

IN WITNESS WHEREOF, [TRUSTEE], as Trustee for [ISSUING ENTITY] has caused its corporate seal to be hereto affixed and these presents to be signed and acknowledged in its name and behalf by a duly elected and authorized signatory this _____ day of _____.

[TRUSTEE], as Trustee for [ISSUING ENTITY]

By:_____
    Name:
    Title:

By:_____
    Name:
    Title:

Witness:

_____

Witness:

_____

Exhibit R-1-5

STATE OF   )

)   ss.:

COUNTY OF   )

On _____, before me, _____ Notary Public, personally appeared _____, who proved to me on the basis of satisfactory evidence to be the person whose name is subscribed to the within instrument and acknowledged to me that he/she executed the same in his/her authorized capacity and that by his/her signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of _____ that the foregoing paragraph is true and correct.

Witness my hand and official seal.

_____

Notary Public

[SEAL]

My commission expires:

_____

-

Exhibit R-1-6

EXHIBIT R-2

FORM OF POWER OF ATTORNEY BY TRUSTEE
FOR SPECIAL SERVICER

RECORDING REQUESTED BY:
[ADDRESS]

_____
SPACE ABOVE THIS LINE FOR RECORDER'S USE

LIMITED POWER OF ATTORNEY

[TO BE PROVIDED BY TRUSTEE FOR PARTICULAR SERIES]

Exhibit R-2-1

EXHIBIT S

INITIAL COMPANION HOLDERS, INITIAL CLASS [LOAN-SPECIFIC] MAJORITY CERTIFICATEHOLDER

Loan	Companion Holder
[COMPANION LOAN]	<u>NOTE A-2</u> [TRUSTEE] for the Holders of [CERTIFICATE CAPTION] <u>Notice Address:</u> [TRUSTEE] [ADDRESS]
[COMPANION LOAN]	<u>NOTE A-2</u> [TRUSTEE] for the Holders of [CERTIFICATE CAPTION] <u>Notice Address:</u> [TRUSTEE] [ADDRESS

Class	Initial Majority Certificateholder
[LOAN-SPECIFIC]	[LOAN-SPECIFIC DIRECTING CERTIFICATEHOLDER] <u>Notice Address:</u> [LOAN-SPECIFIC DIRECTING CERTIFICATEHOLDER] [ADDRESS]

Exhibit S-1

EXHIBIT T

FORM OF NOTICE RELATING TO THE NON-SERVICED MORTGAGE LOAN

[Date]

[NON-SERVICED MORTGAGE LOAN PARTIES]
[ADDRESSES]

VIA FACSIMILE

    Re: [CERTIFICATE CAPTION]

Dear [_____]:

[[NON-SERVICED MASTER SERVICER], is the master servicer (the "Non-Serviced Master Servicer") for the [NON-SERVICED WHOLE LOAN] Whole Loan, as such term is defined under the Pooling and Servicing Agreement, dated [DATE] (the "[SERIES DESIGNATION] Pooling Agreement") by and among Banc of America Merrill Lynch Commercial Mortgage Inc., as depositor, [MASTER SERVICER], as Master Servicer (in such capacity, the "[NON-SERVICED WHOLE LOAN] Mortgage Loan Master Servicer"), [SPECIAL SERVICER], as special servicer, [TRUSTEE], as trustee (in such capacity, the "Trustee"), [CERTIFICATE ADMINISTRATOR], as Certificate Administrator (in such capacity, the "Certificate Administrator"), [ASSET REPRESENTATIONS REVIEWER], as Asset Representations Reviewer and [OPERATING ADVISOR], as Operating Advisor. The Certificate Administrator hereby directs the Non-Serviced Master Servicer, as follows:]

The Non-Serviced Master Servicer shall remit to the [NON-SERVICED WHOLE LOAN] Mortgage Loan Master Servicer all amounts payable to, and forward, deliver or otherwise make available, as the case may be, to the [NON-SERVICED WHOLE LOAN] Mortgage Loan Master Servicer all reports, statements, documents, communications, and other information that are to be forwarded, delivered or otherwise made available to, the holder of the [NON-SERVICED WHOLE LOAN] Mortgage Loan (as such term is defined in the [SERIES DESIGNATION] Pooling Agreement) under the [NON-SERVICED WHOLE LOAN] Intercreditor Agreement (as defined in the [SERIES DESIGNATION] Pooling Agreement).

Thank you for your attention to this matter.

Date: _____

                                    [CERTIFICATE ADMINISTRATOR], as
                                        Certificate Administrator for the Holders of
                                        the [CERTIFICATE CAPTION]

                                    By: _____
                                        [Name]
                                        [Title]

Exhibit T-2

EXHIBIT U

FORM OF NOTICE AND CERTIFICATION
REGARDING DEFEASANCE OF MORTGAGE LOAN

To: [RATING AGENCIES – REPEAT AS NECESSARY]
         [ADDRESS]

         From: [MASTER SERVICER], in its capacity as Master Servicer under
         the Pooling and Servicing Agreement dated as of [DATE] (the "Pooling
         and Servicing Agreement"), by and among Banc of America Merrill
         Lynch Commercial Mortgage Inc., as Depositor, [MASTER SERVICER],
         as Master Servicer, [SPECIAL SERVICER], as Special Servicer,
         [TRUSTEE], as Trustee, [CERTIFICATE ADMINISTRATOR], as
         Certificate Administrator, [ASSET REPRESENTATIONS REVIEWER],
         as Asset Representations Reviewer, and [OPERATING ADVISOR], as
         Operating Advisor.

Date: _____, 20___

         Re: [CERTIFICATE CAPTION]

         Mortgage Loan (the "Mortgage Loan") [and the Trust Subordinate
         Companion Loan] identified by loan number _____ [and loan number
         [_____]] on the Mortgage Loan Schedule attached to the Pooling and
         Servicing Agreement and heretofore secured by the Mortgaged Properties
         identified on the Mortgage Loan Schedule by the following
         names:_____
                 _____

         Reference is made to the Pooling and Servicing Agreement described above.
Capitalized terms used but not defined herein have the meanings assigned to such terms in the
Pooling and Servicing Agreement.

         As Servicer under the Pooling and Servicing Agreement, we hereby:

         (a) Notify you that the Mortgagor has consummated a defeasance of the
Mortgage Loan pursuant to the terms of the Mortgage Loan [and the Trust Subordinate
Companion Loan], of the type checked below:

         _____   a full defeasance of the entire principal balance of the Mortgage Loan [and
the Trust Subordinate Companion Loan]; or

         _____   a partial defeasance of a portion of the principal balance of the Mortgage
Loan [and the Trust Subordinate Companion Loan] that represents and, an

Exhibit U-1

allocated loan amount of $_____ or _____% of the entire principal balance of the Mortgage Loan;

(e) Certify that each of the following is true, subject to those exceptions set forth with explanatory notes on Exhibit A hereto, which exceptions the Master Servicer has determined, consistent with the Servicing Standards, will have no material adverse effect on the Mortgage Loan [and the Trust Subordinate Companion Loan] or the defeasance transaction:

(i)   The Mortgage Loan documents permit the defeasance, and the terms and conditions for defeasance specified therein were satisfied in all material respects in completing the defeasance.

(ii)   The defeasance was consummated on _____, 20__.

(iii)   The defeasance collateral consists of securities that (i) constitute "government securities" as defined in Section 2(a)(16) of the Investment Company Act of 1940 as amended (15 U.S.C. 80A1), (ii) are listed as "Qualified Investments for 'AAA' Financings" under Paragraphs 1, 2 or 3 of "Cash Flow Approach" in Standard & Poor's Public Finance Criteria 2000, as amended to the date of the defeasance, (iii) if they include a principal obligation, the principal due at maturity cannot vary or change, and (iv) are not subject to prepayment, call or early redemption.

(iv)   The Master Servicer received an opinion of counsel (from counsel approved by the Servicer in accordance with the Servicing Standard) that the defeasance will not result in an Adverse REMIC Event.

(v)   The Master Servicer determined that the defeasance collateral will be owned by an entity (the "Defeasance Obligor") that is a Single-Purpose Entity (as defined in Standard & Poor's Structured Finance Ratings Real Estate Finance Criteria, as amended to the date of the defeasance (the "S&P Criteria")) or is subject to restrictions in its organizational documents substantially similar to those contained in the organization documents of the original Borrower with respect to bankruptcy remoteness and single purpose as of the date of the defeasance, and after the defeasance owns no assets other than the defeasance collateral and real property securing Mortgage Loans included in the pool.

(vi)   The defeasance documents require the crediting of the defeasance collateral to an Eligible Account (as defined in the S&P Criteria) in the name of the Trustee on behalf of the Trust, which account is maintained as a securities account by a securities intermediary and has been pledged to the Trustee on behalf of the Trust.

(vii)   The agreements executed in connection with the defeasance (i) grant control of the pledged securities account to Trustee on behalf of the Trust, (ii) require the securities intermediary to make the scheduled payments on the Mortgage Loan [and the Trust Subordinate Companion Loan] from the proceeds of the defeasance collateral directly to the Master Servicer's collection account in the amounts and on the dates specified in the Mortgage Loan documents or, in a partial defeasance, the portion of such scheduled payments attributed to the allocated loan amount for the real property defeased, increased by any defeasance premium specified in the Mortgage Loan documents (the "Scheduled Payments"), (iii) permit reinvestment of proceeds of the defeasance collateral only in Permitted Investments (as defined in the Pooling and Servicing Agreement or as defined in the documents evidencing the defeasance), (iv) permit release of surplus defeasance collateral and earnings on reinvestment from the pledged securities account only after the Mortgage Loan [and the Trust Subordinate Companion Loan] has been paid in full, if any such release is permitted, (v) prohibit transfers by the Defeasance Obligor of the defeasance collateral and subordinate liens against the defeasance collateral, and (vi) provide for payment from sources other than the defeasance collateral or other assets of the Defeasance Obligor of all fees and expenses of the securities intermediary for administering the defeasance and the securities account and all fees and expenses of maintaining the existence of the Defeasance Obligor.

(viii)   The Master Servicer received written confirmation from a firm of independent certified public accountants, who were approved by the Master Servicer in accordance with the Servicing Standard stating that (i) revenues from the defeasance collateral (without taking into account any earnings on reinvestment of such revenues) will be sufficient to timely pay each of the Scheduled Payments after the defeasance including the payment in full of the Mortgage Loan [and the Trust Subordinate Companion Loan] (or the allocated portion thereof in connection with a partial defeasance) on its Maturity Date (or, in the case of an [ARD] Loan, on its Anticipated Repayment Date), (ii) the revenues received in any month from the defeasance collateral will be applied to make Scheduled Payments within four (4) months after the date of receipt, and (iii) interest income from the defeasance collateral to the Defeasance Obligor in any calendar or fiscal year will not exceed such Defeasance Obligor's interest expense for the Mortgage Loan [and the Trust Subordinate Companion Loan] (or the allocated portion thereof in a partial defeasance) for such year.

(ix)   The Mortgage Loan is not among the ten (10) largest loans in the pool as of the date of the Current Report (as defined below). The entire principal balance of the Mortgage Loan as of the date of defeasance was less than both $[_____] and five percent of pool balance, which is less than [__]% of the aggregate Certificate Balance of the Certificates as of the date of the most recent Statement to Certificateholders received by us (the "Current Report").

(x)   The Master Servicer has received opinions of counsel stating that the Trustee on behalf of the Trust possesses a valid, perfected first priority security interest in the defeasance collateral and that the documents executed in connection with the defeasance are enforceable in accordance with their respective terms.

(f) Certify that Exhibit B hereto is a list of the material agreements, instruments, organizational documents for the Defeasance Obligor, and opinions of counsel and independent accountants executed and delivered in connection with the defeasance.

(g)   Certify that the individual under whose hand the Master Servicer has caused this Notice and Certification to be executed did constitute a Servicing Officer as of the date of the defeasance described above.

(h)   Agree to provide copies of all items listed in <u>Exhibit B</u> to you upon request.

Exhibit U-4

IN WITNESS WHEREOF, the Master Servicer has caused this Notice and Certification to be executed as of the date captioned above.

[_____]

By:
    Name:
    Title:

Exhibit U-5

EXHIBIT V

FORM OF OPERATING ADVISOR ANNUAL REPORT[1]

Report Date: After the occurrence and during the continuance of a Control Event, this report will be delivered annually no later than [INSERT DATE], pursuant to the terms and conditions of the Pooling and Servicing Agreement.
Transaction: [CERTIFICATE CAPTION]
Operating Advisor: [OPERATING ADVISOR]
Special Servicer: [SPECIAL SERVICER]
Directing Certificateholder: [DIRECTING CERTIFICATEHOLDER]

I. **Population of Mortgage Loans that Were Considered in Compiling this Report**

   1. The Special Servicer has notified the Operating Advisor that [●] Specially Serviced Mortgage Loans were transferred to special servicing in the prior calendar year [INSERT YEAR].

      a. [●] of those Specially Serviced Mortgage Loans are still being analyzed by the Special Servicer as part of the development of an Asset Status Report.

      b. Asset Status Reports were issued with respect to [●] of such Specially Serviced Mortgage Loans. This report is based only on the Specially Serviced Mortgage Loans in respect of which an Asset Status Report has been issued. The Asset Status Reports may not yet be fully implemented.

II. **Executive Summary**

   Based on the requirements and qualifications set forth in the Pooling and Servicing Agreement, as well as the items listed below, the Operating Advisor (in accordance with the Operating Advisor's analysis requirements outlined in the Pooling and Servicing Agreement) has undertaken a limited review of the Special Servicer's operational activities to service certain Specially Serviced Mortgage Loans in accordance with the Servicing Standard. Based on such limited review, the Operating Advisor [does, does not] believe there are material violations of the Special Servicer's compliance with its obligations under the Pooling and Servicing Agreement. In addition, the Operating Advisor notes the following: [PROVIDE SUMMARY OF ANY ADDITIONAL MATERIAL INFORMATION].

---

[1] This report is an indicative report and does not reflect the final form of annual report to be used in any particular year. The Operating Advisor will have the ability to modify or alter the organization and content of any particular report, subject to the compliance with the terms of the Pooling and Servicing Agreement, including, without limitation, provisions relating to Privileged Information.

Exhibit V-1

In connection with the assessment set forth in this report, the Operating Advisor:

1. Reviewed the Asset Status Reports, the Special Servicer's assessment of compliance report, attestation report by a third party regarding the Special Servicer's compliance with its obligations and net present value calculations and Appraisal Reduction calculations and [LIST OTHER REVIEWED INFORMATION] for the following [●] Specially Serviced Mortgage Loans: [List applicable Mortgage Loans]

2. Consulted with the Special Servicer as provided under the Pooling and Servicing Agreement. The Operating Advisor's analysis of the Asset Status Reports (including related net present value calculations and Appraisal Reduction calculations) related to the Specially Serviced Mortgage Loans should be considered a limited investigation and not be considered a full or limited audit. For instance, we did not review each page of the Special Servicer's policy and procedure manuals (including amendments and appendices), re-engineer the quantitative aspects of their net present value calculator, visit any property, visit the Special Servicer, visit the Directing Certificateholder or interact with any borrower. In addition, our review of the net present value calculations and Appraisal Reduction calculations is limited to the mathematical accuracy of the calculations and the corresponding application of the non-discretionary portions of the applicable formulas, and as such, does not take into account the reasonableness of the discretionary portions of such formulas.

III. **Specific Items of Review**

1. The Operating Advisor reviewed the following items in connection with the generation of this report: [LIST MATERIAL ITEMS].

2. During the prior year, the Operating Advisor consulted with the Special Servicer regarding its strategy plan for a limited number of issues related to the following Specially Serviced Mortgage Loans: [LIST]. The Operating Advisor participated in discussions and made strategic observations and recommended alternative courses of action to the extent it deemed such observations and recommendations appropriate. The Special Servicer [agreed with/did not agree with] the material recommendations made by the Operating Advisor. Such recommendations generally included the following: [LIST].

3. Appraisal Reduction calculations and net present value calculations:

4. The Operating Advisor [received/did not receive] information necessary to recalculate and verify the accuracy of the mathematical calculations and the corresponding application of the non-discretionary portions of the applicable formulas required to be utilized in connection with any Appraisal Reduction or net present value calculations used in the special servicer's determination of what course of action to take in connection with the workout or liquidation of a Specially Serviced Mortgage Loan prior to the utilization by the Special Servicer.

Exhibit V-2

USActive 33104371.6

a. The Operating Advisor [agrees/does not agree] with the [mathematical calculations] [and/or] [the application of the applicable non-discretionary portions of the formula] required to be utilized for such calculation.

b. After consultation with the special servicer to resolve any inaccuracy in the mathematical calculations or the application of the non-discretionary portions of the related formula in arriving at those mathematical calculations, such inaccuracy [has been/ has not been] resolved.

5. The following is a general discussion of certain concerns raised by the Operating Advisor discussed in this report: [LIST CONCERNS].

6. In addition to the other information presented herein, the Operating Advisor notes the following additional items, if any: [LIST ADDITIONAL ITEMS].

IV. **Qualifications Related to the Work Product Undertaken and Opinions Related to this Report**

1. The Operating Advisor did not participate in, or have access to, the Special Servicer's and Directing Certificateholder's discussion(s) regarding any Specially Serviced Mortgage Loan. The Operating Advisor does not have authority to speak with the Directing Certificateholder directly. As such, the Operating Advisor generally relied upon the information delivered to it by the Special Servicer as well as its interaction with the Special Servicer, if any, in gathering the relevant information to generate this report.

2. The Special Servicer has the legal authority and responsibility to service the Specially Serviced Mortgage Loans pursuant to the Pooling and Servicing Agreement. The Operating Advisor has no responsibility or authority to alter the standards set forth therein.

3. Confidentiality and other contractual limitations limit the Operating Advisor's ability to outline the details or substance of the discussions held between it and the Special Servicer regarding any Specially Serviced Mortgage Loans and certain information it reviewed in connection with its duties under the Pooling and Servicing Agreement. As a result, this report may not reflect all the relevant information that the Operating Advisor is given access to by the Special Servicer.

4. There are many tasks that the Special Servicer undertakes on an on-going basis related to Specially Serviced Mortgage Loans. These include, but are not limited to, assumptions, ownership changes, collateral substitutions, capital reserve changes, etc. The Operating Advisor does not participate in any discussions regarding such actions. As such, Operating Advisor has not assessed the Special Servicer's operational compliance with respect to those types of actions.

5. The Operating Advisor is not empowered to speak with any investors directly. If the investors have questions regarding this report, they should address such questions to the Certificate Administrator through the Certificate Administrator's website.

Exhibit V-3

Terms used but not defined herein have the meaning set forth in the Pooling and Servicing Agreement dated [DATE].

Exhibit V-4

EXHIBIT W

FORM OF NOTICE FROM OPERATING ADVISOR RECOMMENDING REPLACEMENT OF SPECIAL SERVICER

[TRUSTEE]
  as Trustee
[ADDRESS]

[CERTIFICATE ADMINISTRATOR]
  as Certificate Administrator
[ADDRESS]

[SPECIAL SERVICER]
[ADDRESS]

      Re: [CERTIFICATE CAPTION],
            Recommendation of Replacement of Special Servicer

Ladies and Gentlemen:

This letter is delivered pursuant to Section 7.01(d) of the Pooling and Servicing Agreement, dated as of [DATE] (the "Pooling and Servicing Agreement"), by and among Banc of America Merrill Lynch Commercial Mortgage Inc., as Depositor, [MASTER SERVICER], as Master Servicer, [SPECIAL SERVICER], as Special Servicer, [TRUSTEE], as Trustee, [CERTIFICATE ADMINISTRATOR], as Certificate Administrator, [ASSET REPRESENTATIONS REVIEWER], as Asset Representations Reviewer, and [OPERATING ADVISOR], as Operating Advisor, on behalf of the holders of [CERTIFICATE CAPTION] (the "Certificates") regarding the replacement of the Special Servicer. Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Pooling and Servicing Agreement.

Based upon our review of the Special Servicer's operational practices conducted pursuant to and in accordance with Section 3.23 of the Pooling and Servicing Agreement, it is our assessment that [SPECIAL SERVICER], in its current capacity as Special Servicer, is not [performing its duties under the Pooling and Servicing Agreement][acting in accordance with the Servicing Standard]. The following factors support our assessment: [_____].

Based upon such assessment, we further hereby recommend that [SPECIAL SERVICER] be removed as Special Servicer and that [_____] be appointed its successor in such capacity.

Exhibit W-1

Very truly yours,

_____
[The Operating Advisor]

By:
  Name:
  Title:

Dated:

EXHIBIT X

FORM OF CONFIDENTIALITY AGREEMENT

[MASTER SERVICER]
[ADDRESS]

[SPECIAL SERVICER]
[ADDRESS]

        Access to Certain Information Regarding [CERTIFICATE CAPTION]

Ladies and Gentlemen:

Reference is hereby made to that certain Pooling and Servicing Agreement dated as of [DATE] (the "Pooling and Servicing Agreement"), among the Banc of America Merrill Lynch Commercial Mortgage Inc., as Depositor, [MASTER SERVICER], as Master Servicer, [SPECIAL SERVICER], as Special Servicer, [TRUSTEE], as Trustee, [CERTIFICATE ADMINISTRATOR], as Certificate Administrator, [ASSET REPRESENTATIONS REVIEWER], as Asset Representations Reviewer, and [OPERATING ADVISOR], as Operating Advisor. Defined terms used herein and not otherwise defined shall have the meanings set forth in the Pooling and Servicing Agreement.

[[MASTER SERVICER] ("[_____]")/ [SPECIAL SERVICER] ("[_____]")] understands that [____] (the "Company") is requesting certain confidential or non-public information relating to the Mortgage Loans and the Trust Subordinate Companion Loan to which the Company has continuing rights as a Certificateholder. The Company is requesting such information for the purpose of analyzing asset performance and evaluating any continuing rights the Company may have under the Trust (the "Permitted Purpose"). The Company agrees that the Permitted Purpose shall not include the use or disclosure of the Confidential Information (as defined below) in any manner that violates any applicable law, the Pooling and Servicing Agreement or the related mortgage loan documents.

("_____") will provide the Company with certain confidential, non-public servicing information (the "Confidential Information") pertaining to the Mortgage Loans and the Trust Subordinate Companion Loan and the related Mortgaged Properties and borrowers. The Company acknowledges that the Confidential Information (a) includes or may be based upon information provided to ("_____") by third parties, (b) may not have been verified by ("_____"), and (c) may be incomplete or contain inaccuracies. The Company agrees that ("_____"), the ["Master Servicer"/"Special Servicer"] (as defined in the Pooling and Servicing Agreement) and their respective Representatives (as defined below) shall not have any liability to the Company or its Representatives resulting from (x) any inaccuracies or omissions in the Confidential Information, (y) any use of the Confidential Information, or (z) ("_____")'s failure or inability to provide the Confidential Information to the Company for any reason. Notwithstanding the foregoing, the following will not constitute "Confidential Information" for purposes of this letter agreement: (a) information that was already in Company's possession prior to its receipt from ("_____");

Exhibit X-1

(b) information that is obtained by Company from a third person who, insofar as is known to Company, is not prohibited from transmitting the information to Company by a contractual, legal or fiduciary obligation to ("_____"); (c) information that is or becomes publicly available through no fault of Company; and (d) information that is independently developed by Company. The term "Representatives" with respect to any entity shall mean the officers, directors, general partners, employees, agents, affiliates, auditors and legal counsel (which may be internal counsel) of that entity.

The Company may have access to the Confidential Information through (at ("_____")'s election): (i) responses to reasonable written inquiries received from the Company, (ii) conference calls conducted on a reasonably scheduled basis with ("_____")'s surveillance group, or (iii) direct on-line access (read-only capacity) to the information available on the applicable [____] system or any successor or replacement system ("System"). ("_____") may cease or defer providing the Company with Confidential Information in the event that (a) the Company or its Representatives violate any provision hereof, or (b) ("_____") determines (in its sole discretion) that such termination is necessary for any reason, including its determination that such action is required pursuant to the terms of the Pooling and Servicing Agreement, the related Mortgage Loan documents, or any applicable law. ("_____") shall cease to provide the Company with Confidential Information if ("_____") has actual knowledge that the Company or its Representatives are affiliates of any borrower under the Mortgage Loan documents and ("_____") determines that the provision, notice or access to such Confidential Information would violate the accepted servicing practices or servicing standards as defined in the Pooling and Servicing Agreement. The Company's obligations and the restrictions applicable to the protection of the Confidential Information hereunder shall survive the termination of the Company's access to the Confidential Information. ("_____")'s remedies hereunder, at law or at equity, are cumulative and may be combined.

The Company agrees that it will not, and it shall not permit its Representatives, to disclose the Confidential Information in any manner whatsoever to any other person or entity, other than its Representatives (but only to the extent necessary to accomplish the Permitted Purpose) who have a need to know the information, or as otherwise required by applicable law, court order or any governmental agency or regulator. The Company acknowledges (i) its obligations under the U.S. federal securities laws, and (ii) that any disclosure of the Confidential Information by it or its Representatives for any purpose other than a Permitted Purpose, in addition to being a breach of this letter agreement, may constitute a violation of federal and state securities laws. The Company will take reasonable measures to ensure that each Representative is advised of this letter agreement and agrees to keep the Confidential Information confidential. The Company shall be liable for any breach of this letter agreement by its Representatives. Notwithstanding the foregoing, the Company may subsequently provide all or any part of such Confidential Information to any other person or entity that holds or is contemplating the purchase of any Certificate or interest therein, but only if such person or entity confirms such ownership interest or prospective ownership interest and provided that, prior to the delivery of such Confidential Information, such persons shall have executed and delivered to the Company an agreement that is substantially similar in form and substance to this Agreement.

This letter agreement shall be governed by and construed in accordance with the laws of the State of New York without the application of conflict of laws principles. Anything herein to the

Exhibit X-2

contrary notwithstanding, ("_____") intends at all times to comply with the terms and provisions of the Pooling and Servicing Agreement and nothing in this letter agreement should be construed to limit or qualify any of ("_____")'s rights or obligations under the Pooling and Servicing Agreement. This letter agreement may be executed in counterparts and by facsimile/Portable Document Format (PDF); each such counterpart shall be deemed to be an original instrument, and all such counterparts together shall constitute one agreement.

This agreement shall terminate with respect to the information received by the Company one year after the Company receives such information or ceases to be a Certificateholder. Company agrees that this letter agreement supersedes and replaces and survives any click-through agreement regarding confidentiality of Confidential Information agreed to in connection with accessing the System whether agreed to in accessing the System before or after signing this letter agreement.

Exhibit X-3

USActive 33104371.6

Please have an authorized signatory countersign in the space provided below to indicate the Company's confirmation of, and agreement to, the matters set forth herein.

Very truly yours,

[MASTER SERVICER]

By:
   Name:
   Title:

[SPECIAL SERVICER]

By:
   Name:
   Title:

CONFIRMED AND AGREED TO:

[COMPANY NAME]

By:_____
Name:
Title:

Exhibit X-4

EXHIBIT Y

FORM CERTIFICATION TO BE PROVIDED WITH FORM 10-K

<u>CERTIFICATION</u>

I, [identifying the certifying individual], certify that:

1. I have reviewed this report on Form 10-K, and all reports on Form 10-D required to be filed in respect of the period covered by this report on Form 10-K of the [CERTIFICATE CAPTION] (the "<u>Exchange Act periodic reports</u>");

2. Based on my knowledge, the Exchange Act periodic reports, taken as a whole, do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, all of the distribution, servicing and other information required to be provided under Form 10-D for the period covered by this report is included in the Exchange Act periodic reports;

4. Based on my knowledge and the servicer compliance statements required in this report under Item 1123 of Regulation AB, and except as disclosed in the Exchange Act periodic reports, the Master Servicer and the Special Servicer have fulfilled their obligations under the Pooling and Servicing Agreement in all material respects; and

5. All of the reports on assessment of compliance with servicing criteria for asset-backed securities and their related attestation reports on assessment of compliance with servicing criteria for asset-backed securities required to be included in this report in accordance with Item 1122 of Regulation AB and Exchange Act Rules 13a-18 and 15d-18 have been included as an exhibit to this report, except as otherwise disclosed in this report. Any material instances of noncompliance described in such reports have been disclosed in this report on Form 10-K.

In giving the certifications above, I have reasonably relied on information provided to me by the following unaffiliated parties: [MASTER SERVICER], [SPECIAL SERVICER], [TRUSTEE] and [OPERATING ADVISOR][PARTIES RELATING TO ANY NON-SERVICED MORTGAGE LOAN].

Date: _____

_____
[NAME OF OFFICER]
(Senior officer in charge of securitization of the
depositor)

Exhibit Y-2

EXHIBIT Z-1

**FORM OF CERTIFICATION TO BE PROVIDED
TO DEPOSITOR BY CERTIFICATE ADMINISTRATOR**

Banc of America Merrill Lynch Commercial Mortgage Inc.
One Bryant Park
New York, New York 10036

        Re: [CERTIFICATE CAPTION], issued pursuant to the Pooling and Servicing Agreement dated as of [DATE] (the "Pooling and Servicing Agreement"), among Banc of America Merrill Lynch Commercial Mortgage Inc., as Depositor, [MASTER SERVICER], as Master Servicer, [SPECIAL SERVICER], as Special Servicer, [TRUSTEE], as Trustee, [CERTIFICATE ADMINISTRATOR], as Certificate Administrator, [ASSET REPRESENTATIONS REVIEWER, as Asset Representations Reviewer, and [OPERATING ADVISOR], as Operating Advisor.

I, [identity of certifying individual], hereby certify to the Depositor and its officers, directors and Affiliates (collectively, the "Certification Parties") as follows, with the knowledge and intent that the Certification Parties will rely on this Certification in connection with the certification concerning the Trust to be signed by an officer of the Depositor and submitted to the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002:

        1.   I (or an officer under my supervision) have reviewed the annual report on Form 10-K for the period ended December 31, 20[__] (the "Form 10-K") and all reports on Form 10-D and Form 8-K filed in respect of the period covered by the Form 10-K of the Trust (collectively, with the Form 10-K, the "Reports");

        2.   Based on my knowledge, the Reports, taken as a whole, do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Form 10-K;

        3.   Based on my knowledge, all of the distribution and other information required to be provided by the Certificate Administrator under the Pooling and Servicing Agreement for inclusion in the Reports for the period covered by the Form 10-K is included in the Reports and all of the distribution, servicing and other information provided to the Certificate Administrator by the trustee, the custodian, the master servicer, the special servicer and the Operating Advisor under the Pooling and Servicing Agreement for inclusion in the Reports for the period covered by the Form 10-K is included in the Reports;

Exhibit Z-1-1

4.   I (or an officer under my supervision) am responsible for reviewing the activities performed by the Certificate Administrator under the Pooling and Servicing Agreement and based on my knowledge and the compliance review conducted in preparing the Certificate Administrator compliance statement required to be delivered under Article XI of the Pooling and Servicing Agreement for inclusion in the Form 10-K under Item 1123 of Regulation AB, and except as disclosed in the Reports, the Certificate Administrator has fulfilled its obligations under the Pooling and Servicing Agreement in all material respects; and

5.   All of the reports on assessment of compliance with servicing criteria for asset-backed securities applicable to the Certificate Administrator or any Servicing Function Participant retained by the Certificate Administrator (the "Relevant Servicing Criteria") and their related attestation reports on assessment of compliance with the Relevant Servicing Criteria required to be included in the Form 10-K in accordance with Item 1122 of Regulation AB and Exchange Act Rules 13a-18 and 15d-18 have been included as an exhibit to the Form 10-K. Any material instances of noncompliance described in such reports have been disclosed in the Form 10-K and such assessment of compliance is fairly stated in all material respects.

This Certification is being signed by me as an officer of the Certificate Administrator responsible for reviewing the activities performed by the Certificate Administrator under the Pooling and Servicing Agreement.

Dated: _____

_____
Name:
Title:

Exhibit Z-1-2

EXHIBIT Z-2

FORM OF CERTIFICATION TO BE PROVIDED
TO DEPOSITOR BY MASTER SERVICER

Banc of America Merrill Lynch Commercial Mortgage Inc.
One Bryant Park
New York, New York 10036

     Re: [CERTIFICATE CAPTION], issued pursuant to the Pooling and
        Servicing Agreement dated as of [DATE] (the "Pooling and
        Servicing Agreement"), among Banc of America Merrill Lynch
        Commercial Mortgage Inc., as Depositor, [MASTER SERVICER],
        as Master Servicer, [SPECIAL SERVICER], as Special Servicer,
        [TRUSTEE], as Trustee, [CERTIFICATE ADMINISTRATOR], as
        Certificate Administrator, [ASSET REPRESENTATIONS
        REVIEWER, as Asset Representations Reviewer, and
        [OPERATING ADVISOR], as Operating Advisor.

I, [identity of certifying individual], hereby certify to the Depositor and its officers, directors and Affiliates (collectively, the "Certification Parties") as follows, with the knowledge and intent that the Certification Parties will rely on this Certification in connection with the certification concerning the Trust to be signed by an officer of the Depositor and submitted to the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002:

   1. I (or Servicing Officers under my supervision) have reviewed the servicing and other information required to be provided by the Master Servicer in accordance with the Pooling and Servicing Agreement for inclusion in the annual report on Form 10-K for the period ended December 31, 20[__] ("Form 10-K") and all information required to be provided by the Master Servicer in accordance with the Pooling and Servicing Agreement for inclusion in all reports on Form 10-D and Form 8-K required to be filed in respect of the period covered by the Form 10-K of the Trust (collectively, with the Form 10-K, the "Reports") (such information provided by the Master Servicer, collectively, the "Master Servicer Periodic Information");

   2. Based on my knowledge, and assuming the accuracy of the statements required to be made by each Special Servicer in the special servicer backup certificate delivered by each Special Servicer relating to the relevant period, the Master Servicer Periodic Information, taken as a whole, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Form 10-K;

   3. Based on my knowledge, and assuming the accuracy of the statements required to be made by each Special Servicer in the special servicer backup certificate delivered by each Special Servicer relating to the relevant period, all of servicing and other information required to

be provided by the Master Servicer under the Pooling and Servicing Agreement for inclusion in the Reports for the period covered by the Form 10-K is included in the Master Servicer Periodic Information;

4.   I (or Servicing Officers under my supervision) am responsible for reviewing the activities performed by the Master Servicer under the Pooling and Servicing Agreement and based on my knowledge and the compliance review conducted in preparing the Master Servicer compliance statement required to be delivered under Article XI of the Pooling and Servicing Agreement for inclusion in the Form 10-K under Item 1123 of Regulation AB, and except as disclosed in the Master Servicer Periodic Information, the Master Servicer has fulfilled its obligations under the Pooling and Servicing Agreement in all material respects;

5.   The accountants that are to deliver the annual attestation report on assessment of compliance with the Relevant Servicing Criteria in respect of the Master Servicer with respect to the Trust's fiscal year _____ have been provided all information relating to the Master Servicer's assessment of compliance with the Relevant Servicing Criteria in order to enable them to conduct a review in compliance with the standards for attestation engagements issued or adopted by the PCAOB; and

6.   All of the reports on assessment of compliance with servicing criteria for asset-backed securities applicable to the Master Servicer or any Servicing Function Participant retained by the Master Servicer (the "Relevant Servicing Criteria") and their related attestation reports on assessment of compliance with the Relevant Servicing Criteria required under the Pooling and Servicing Agreement to be delivered for inclusion in the Form 10-K in accordance with Item 1122 of Regulation AB and Exchange Act Rules 13a-18 and 15d-18, have been delivered in accordance with the Pooling and Servicing Agreement. All material instances of noncompliance with the Relevant Servicing Criteria have been disclosed in such reports and such assessment of compliance is fairly stated in all material respects.

This Certification is being signed by me as an officer of the Master Servicer responsible for reviewing the activities performed by the Master Servicer under the Pooling and Servicing Agreement.

Dated: _____

_____
Name:
Title:

EXHIBIT Z-3

**FORM OF CERTIFICATION TO BE PROVIDED
TO DEPOSITOR BY SPECIAL SERVICER**

Banc of America Merrill Lynch Commercial Mortgage Inc.
One Bryant Park
New York, New York 10036

Re: [CERTIFICATE CAPTION], issued pursuant to the Pooling and
Servicing Agreement dated as of [DATE] (the "Pooling and
Servicing Agreement"), among Banc of America Merrill Lynch
Commercial Mortgage Inc., as Depositor, [MASTER SERVICER],
as Master Servicer, [SPECIAL SERVICER], as Special Servicer,
[TRUSTEE], as Trustee, [CERTIFICATE ADMINISTRATOR], as
Certificate Administrator, [ASSET REPRESENTATIONS
REVIEWER, as Asset Representations Reviewer, and
[OPERATING ADVISOR], as Operating Advisor.

I, [identity of certifying individual], hereby certify to the Depositor and its officers, directors and Affiliates (collectively, the "Certification Parties") as follows, with the knowledge and intent that the Certification Parties will rely on this Certification in connection with the certification concerning the Trust to be signed by an officer of the Depositor and submitted to the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002:

1.   I (or Servicing Officers under my supervision) have reviewed the servicing and other information required to be provided by the Special Servicer in accordance with the Pooling and Servicing Agreement for inclusion in the annual report on Form 10-K for the period ended December 31, 20[__] ("Form 10-K") and all information required to be provided by the Special Servicer in accordance with the Pooling and Servicing Agreement for inclusion in all reports on Form 10-D and Form 8-K required to be filed in respect of the period covered by the Form 10-K of the Trust (collectively with the Form 10-K, the "Reports") (such information provided by the Special Servicer, collectively, the "Special Servicer Periodic Information");

2.   Based on my knowledge, the Special Servicer Periodic Information, taken as a whole, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Form 10-K;

3.   Based on my knowledge, all servicing and other information required to be provided by the Special Servicer under the Pooling and Servicing Agreement for inclusion in the Reports for the period covered by the Form 10-K is included in the Special Servicer Periodic Information;

Exhibit Z-3-1

4.   I (or Servicing Officers under my supervision) am responsible for reviewing the activities performed by the Special Servicer under the Pooling and Servicing Agreement, and based on my knowledge and the compliance review conducted in preparing the Special Servicer's compliance statement required to be delivered under Article XI of the Pooling and Servicing Agreement for inclusion in the Form 10-K under Item 1123 of Regulation AB, and except as disclosed in the Special Servicer Periodic Information, the Special Servicer has fulfilled its obligations under the Pooling and Servicing Agreement in all material respects;

5.   The accountants that are to deliver the annual attestation report on assessment of compliance with the Relevant Servicing Criteria in respect of the Special Servicer with respect to the Trust's fiscal year _____ have been provided all information relating to the Special Servicer's assessment of compliance with the Relevant Servicing Criteria in order to enable them to conduct a review in compliance with the standards for attestation engagements issued or adopted by the PCAOB; and

6.   All of the reports on assessment of compliance with servicing criteria for asset-backed securities applicable to the Special Servicer or any Servicing Function Participant retained by the Special Servicer (the "Relevant Servicing Criteria") and their related attestation reports on assessment of compliance with the Relevant Servicing Criteria required under the Pooling and Servicing Agreement to be delivered for inclusion in the Form 10-K in accordance with Item 1122 of Regulation AB and Exchange Act Rules 13a-18 and 15d-18, have been delivered in accordance with the Pooling and Servicing Agreement. All material instances of noncompliance with the Relevant Servicing Criteria have been disclosed in such reports and such assessment of compliance with servicing criteria is fairly stated in all material respects.

This Certification is being signed by me as an officer of the Special Servicer responsible for reviewing the activities performed by the Special Servicer under the Pooling and Servicing Agreement.

Dated: _____

_____
Name:
Title:

EXHIBIT Z-4

**FORM OF CERTIFICATION TO BE PROVIDED
TO DEPOSITOR BY TRUSTEE**

Banc of America Merrill Lynch Commercial Mortgage Inc.
One Bryant Park
New York, New York 10036

      Re: [CERTIFICATE CAPTION], issued pursuant to the Pooling and
           Servicing Agreement dated as of [DATE] (the "Pooling and
           Servicing Agreement"), among Banc of America Merrill Lynch
           Commercial Mortgage Inc., as Depositor, [MASTER SERVICER],
           as Master Servicer, [SPECIAL SERVICER], as Special Servicer,
           [TRUSTEE], as Trustee, [CERTIFICATE ADMINISTRATOR], as
           Certificate Administrator, [ASSET REPRESENTATIONS
           REVIEWER, as Asset Representations Reviewer, and
           [OPERATING ADVISOR], as Operating Advisor.

I, [identity of certifying individual], hereby certify to the Depositor and its officers, directors and Affiliates (collectively, the "Certification Parties") as follows, with the knowledge and intent that the Certification Parties will rely on this Certification in connection with the certification concerning the Trust to be signed by an officer of the Depositor and submitted to the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002:

       1.   I (or officers under my supervision) have reviewed the information required to be provided by the Trustee in accordance with the Pooling and Servicing Agreement for inclusion in the annual report on Form 10-K for the period ended December 31, 20[___] ("Form 10-K") and all information required to be provided by the Trustee in accordance with the Pooling and Servicing Agreement for inclusion in the reports on Form 10-D and Form 8-K required to be filed in respect of the period covered by the Form 10-K of the Trust (collectively with the Form 10-K, the "Reports") (such information provided by the Trustee, collectively, the "Trustee Periodic Information");

       2.   Based on my knowledge, the Trustee Periodic Information, taken as a whole, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Form 10-K;

       3.   Based on my knowledge, all information required to be provided by the Trustee under the Pooling and Servicing Agreement for inclusion in the Reports for the period covered by the Form 10-K is included in the Trustee Periodic Information;

4. I (or officers under my supervision) am responsible for reviewing the activities performed by the Trustee under the Pooling and Servicing Agreement, and based on my knowledge and the compliance review conducted in preparing the Trustee's compliance statement to be delivered under Article XI of the Pooling and Servicing Agreement required for inclusion in the Form 10-K under Item 1123 of Regulation AB, and except as disclosed in the Trustee Periodic Information, the Trustee has fulfilled its obligations under the Pooling and Servicing Agreement in all material respects; and

5. All of the reports on assessment of compliance with servicing criteria for asset-backed securities applicable to the Trustee or any Servicing Function Participant retained by the Trustee (the "Relevant Servicing Criteria") and their related attestation reports on assessment of compliance with the Relevant Servicing Criteria required under the Pooling and Servicing Agreement to be delivered for inclusion in the Form 10-K in accordance with Item 1122 of Regulation AB and Exchange Act Rules 13a-18 and 15d-18, have been delivered in accordance with the Pooling and Servicing Agreement. All material instances of noncompliance with the Relevant Servicing Criteria have been disclosed in such reports and such assessment of compliance with servicing criteria is fairly stated in all material respects.

This Certification is being signed by me as an officer of the Trustee responsible for reviewing the activities performed by the Trustee under the Pooling and Servicing Agreement.

Dated: _____

_____
Name:
Title:

Exhibit Z-4-2

EXHIBIT Z-5

**FORM OF CERTIFICATION TO BE PROVIDED
TO DEPOSITOR BY OPERATING ADVISOR**

Banc of America Merrill Lynch Commercial Mortgage Inc.
One Bryant Park
New York, New York 10036

        Re: [CERTIFICATE CAPTION], issued pursuant to the Pooling and
                Servicing Agreement dated as of [DATE] (the "Pooling and
                Servicing Agreement"), among Banc of America Merrill Lynch
                Commercial Mortgage Inc., as Depositor, [MASTER SERVICER],
                as Master Servicer, [SPECIAL SERVICER], as Special Servicer,
                [TRUSTEE], as Trustee, [CERTIFICATE ADMINISTRATOR], as
                Certificate Administrator, [ASSET REPRESENTATIONS
                REVIEWER, as Asset Representations Reviewer, and
                [OPERATING ADVISOR], as Operating Advisor.

I, [identity of certifying individual], hereby certify to the Depositor and its officers, directors and Affiliates (collectively, the "Certification Parties") as follows, with the knowledge and intent that the Certification Parties will rely on this Certification in connection with the certification concerning the Trust to be signed by an officer of the Depositor and submitted to the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002:

        1.   I (or officers under my supervision) have reviewed the information required to be provided by the Operating Advisor in accordance with the Pooling and Servicing Agreement for inclusion in the annual report on Form 10-K for the period ended December 31, 20[__] ("Form 10-K") and all information required to be provided by the Operating Advisor in accordance with the Pooling and Servicing Agreement for inclusion in all reports on Form 10-D and Form 8-K required to be filed in respect of the period covered by the Form 10-K of the Trust (collectively with the Form 10-K, the "Reports") (such information provided by the Operating Advisor, collectively, the "Operating Advisor Periodic Information");

        2.   Based on my knowledge, the Operating Advisor Periodic Information, taken as a whole, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Form 10-K;

        3.   Based on my knowledge, all information required to be provided by the Operating Advisor under the Pooling and Servicing Agreement for inclusion in the Reports for the period covered by the Form 10-K is included in the Operating Advisor Periodic Information;

        4.   The accountants that are to deliver the annual attestation report on assessment of compliance with the Relevant Servicing Criteria in respect of the Operating Advisor with respect

to the Trust's fiscal year _____ have been provided all information relating to the Operating Advisor's assessment of compliance with the Relevant Servicing Criteria in order to enable them to conduct a review in compliance with the standards for attestation engagements issued or adopted by the PCAOB; and

5.   All of the reports on assessment of compliance with servicing criteria for asset-backed securities applicable to the Operating Advisor or any Servicing Function Participant retained by the Operating Advisor (the "Relevant Servicing Criteria") and their related attestation reports on assessment of compliance with the Relevant Servicing Criteria required under the Pooling and Servicing Agreement to be delivered for inclusion in the Form 10-K in accordance with Item 1122 of Regulation AB and Exchange Act Rules 13a-18 and 15d-18, have been delivered in accordance with the Pooling and Servicing Agreement. All material instances of noncompliance with the Relevant Servicing Criteria have been disclosed in such reports and such assessment of compliance with servicing criteria is fairly stated in all material respects.

This Certification is being signed by me as an officer of the Operating Advisor responsible for reviewing the activities performed by the Operating Advisor under the Pooling and Servicing Agreement.

Dated: _____

_____
Name:
Title:

EXHIBIT Z-6

FORM OF CERTIFICATION TO BE PROVIDED
TO DEPOSITOR BY CUSTODIAN

Banc of America Merrill Lynch Commercial Mortgage Inc.
One Bryant Park
New York, New York 10036

      Re: [CERTIFICATE CAPTION], issued pursuant to the Pooling and
Servicing Agreement dated as of [DATE] (the "Pooling and
Servicing Agreement"), among Banc of America Merrill Lynch
Commercial Mortgage Inc., as Depositor, [MASTER SERVICER],
as Master Servicer, [SPECIAL SERVICER], as Special Servicer,
[TRUSTEE], as Trustee, [CERTIFICATE ADMINISTRATOR], as
Certificate Administrator, [ASSET REPRESENTATIONS
REVIEWER], as Asset Representations Reviewer, and
[OPERATING ADVISOR], as Operating Advisor.

I, [identity of certifying individual], hereby certify to the Depositor and its officers, directors and Affiliates (collectively, the "Certification Parties") as follows, with the knowledge and intent that the Certification Parties will rely on this Certification in connection with the certification concerning the Trust to be signed by an officer of the Depositor and submitted to the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002:

      1.   I (or officers under my supervision) have reviewed the information required to be provided by the Custodian in accordance with the Pooling and Servicing Agreement for inclusion in the annual report on Form 10-K for the period ended December 31, 20[__] ("Form 10-K") and all information required to be provided by the Custodian in accordance with the Pooling and Servicing Agreement for inclusion in all reports on Form 10-D and Form 8-K required to be filed in respect of the period covered by the Form 10-K of the Trust (collectively with the Form 10-K, the "Reports") (such information provided by the Custodian, collectively, the "Custodian Periodic Information");

      2.   Based on my knowledge, the Custodian Periodic Information, taken as a whole, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Form 10-K;

      3.   Based on my knowledge, all information required to be provided by the Custodian under the Pooling and Servicing Agreement for inclusion in the Reports for the period covered by the Form 10-K is included in the Custodian Periodic Information;

4.   I (or officers under my supervision) am responsible for reviewing the activities performed by the Custodian under the Pooling and Servicing Agreement, and based on my knowledge and the compliance review conducted in preparing the Custodian's compliance statement to be delivered under Article XI of the Pooling and Servicing Agreement required for inclusion in the Form 10-K under Item 1123 of Regulation AB, and except as disclosed in the Custodian Periodic Information, the Custodian has fulfilled its obligations under the Pooling and Servicing Agreement in all material respects; and

5.   All of the reports on assessment of compliance with servicing criteria for asset-backed securities applicable to the Custodian or any Servicing Function Participant retained by the Custodian (the "Relevant Servicing Criteria") and their related attestation reports on assessment of compliance with the Relevant Servicing Criteria required under the Pooling and Servicing Agreement to be delivered for inclusion in the Form 10-K in accordance with Item 1122 of Regulation AB and Exchange Act Rules 13a-18 and 15d-18, have been delivered in accordance with the Pooling and Servicing Agreement. All material instances of noncompliance with the Relevant Servicing Criteria have been disclosed in such reports and such assessment of compliance with servicing criteria is fairly stated in all material respects.

This Certification is being signed by me as an officer of the Custodian responsible for reviewing the activities performed by the Custodian under the Pooling and Servicing Agreement.

Dated: _____

                                                _____

                                                Name:
                                                  Title:

EXHIBIT Z-7

FORM OF CERTIFICATION TO BE PROVIDED
TO DEPOSITOR BY ASSET REPRESENTATIONS REVIEWER

[DEPOSITOR]
[ADDRESS]

Re: [CERTIFICATE CAPTION], issued pursuant to the Pooling and
Servicing Agreement dated as of [DATE] (the "Pooling and
Servicing Agreement"), among [DEPOSITOR], as Depositor,
[MASTER SERVICER], as Master Servicer, [SPECIAL
SERVICER], as Special Servicer, [TRUSTEE], as Trustee,
[CERTIFICATE ADMINISTRATOR], as Certificate Administrator,
[ASSET REPRESENTATIONS REVIEWER], as Asset
Representations Reviewer, and [OPERATING ADVISOR], as
Operating Advisor.

I, [identity of certifying individual], hereby certify to the Depositor and its officers, directors and Affiliates (collectively, the "Certification Parties") as follows, with the knowledge and intent that the Certification Parties will rely on this Certification in connection with the certification concerning the Trust to be signed by an officer of the Depositor and submitted to the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002:

1.   I (or officers under my supervision) have reviewed the information required to be provided by the Asset Representations Reviewer in accordance with the Pooling and Servicing Agreement for inclusion in the annual report on Form 10-K for the period ended December 31, 20[__] ("Form 10-K") and all information required to be provided by the Asset Representations Reviewer in accordance with the Pooling and Servicing Agreement for inclusion in all reports on Form 10-D and Form 8-K required to be filed in respect of the period covered by the Form 10-K of the Trust (collectively with the Form 10-K, the "Reports") (such information provided by the Asset Representations Reviewer, collectively, the "Asset Representations Reviewer Periodic Information");

2.   Based on my knowledge, the Asset Representations Reviewer Periodic Information, taken as a whole, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Form 10-K;

3.   Based on my knowledge, all information required to be provided by the Asset Representations Reviewer under the Pooling and Servicing Agreement for inclusion in the Reports for the period covered by the Form 10-K is included in the Asset Representations Reviewer Periodic Information;

Exhibit Z-7-1

4.   The accountants that are to deliver the annual attestation report on assessment of compliance with the Relevant Servicing Criteria in respect of the Asset Representations Reviewer with respect to the Trust's fiscal year _____ have been provided all information relating to the Asset Representations Reviewer's assessment of compliance with the Relevant Servicing Criteria in order to enable them to conduct a review in compliance with the standards for attestation engagements issued or adopted by the PCAOB; and

5.   All of the reports on assessment of compliance with servicing criteria for asset-backed securities applicable to the Asset Representations Reviewer or any Servicing Function Participant retained by the Asset Representations Reviewer (the "Relevant Servicing Criteria") and their related attestation reports on assessment of compliance with the Relevant Servicing Criteria required under the Pooling and Servicing Agreement to be delivered for inclusion in the Form 10-K in accordance with Item 1122 of Regulation AB and Exchange Act Rules 13a-18 and 15d-18, have been delivered in accordance with the Pooling and Servicing Agreement. All material instances of noncompliance with the Relevant Servicing Criteria have been disclosed in such reports and such assessment of compliance with servicing criteria is fairly stated in all material respects.

This Certification is being signed by me as an officer of the Asset Representations Reviewer responsible for reviewing the activities performed by the Asset Representations Reviewer under the Pooling and Servicing Agreement.

Dated: _____

_____
Name:
Title:

EXHIBIT AA

SERVICING CRITERIA
TO BE ADDRESSED IN ASSESSMENT OF COMPLIANCE

The assessment of compliance to be delivered by the referenced party shall address, at a minimum, the criteria identified below as "Applicable Servicing Criteria" applicable to such party, as such criteria may be updated or limited by the Commission or its staff (including, without limitation, not requiring the delivery of certain of the items set forth on this Exhibit based on interpretive guidance provided by the Commission or its staff relating to Item 1122 of Regulation AB). For the avoidance of doubt, for purposes of this Exhibit AA, other than with respect to Item 1122(d)(2)(iii), references to Servicer below shall include any Sub-Servicer engaged by a Servicer or Special Servicer.

SERVICING CRITERIA		APPLICABLE SERVICING CRITERIA
Reference	**Criteria**	
	General Servicing Considerations	
1122(d)(1)(i)	Policies and procedures are instituted to monitor any performance or other triggers and events of default in accordance with the transaction agreements.	Certificate Administrator Master Servicer Special Servicer
1122(d)(1)(ii)	If any material servicing activities are outsourced to third parties, policies and procedures are instituted to monitor the third party's performance and compliance with such servicing activities.	Certificate Administrator Master Servicer Special Servicer
1122(d)(1)(iii)	Any requirements in the transaction agreements to maintain a back-up servicer for the mortgage loans are maintained.	N/A
1122(d)(1)(iv)	A fidelity bond and errors and omissions policy is in effect on the party participating in the servicing function throughout the reporting period in the amount of coverage required by and otherwise in accordance with the terms of the transaction agreements.	Master Servicer Special Servicer Custodian (as applicable)
1122(d)(1)(v)	Aggregation of information, as applicable, is mathematically accurate and the information conveyed accurately reflects the information.	Master Servicer Special Servicer Certificate Administrator
	Cash Collection and Administration	
1122(d)(2)(i)	Payments on mortgage loans are deposited into the appropriate custodial bank accounts and related bank clearing accounts no more than two business days following receipt, or such other number of days specified in the transaction agreements.	Certificate Administrator Master Servicer Special Servicer
1122(d)(2)(ii)	Disbursements made via wire transfer on behalf of an obligor or to an investor are made only by authorized personnel.	Certificate Administrator
1122(d)(2)(iii)	Advances of funds or guarantees regarding collections, cash flows or distributions, and any interest or other fees charged for such advances, are made, reviewed and approved as specified in the transaction agreements.	Master Servicer Special Servicer Trustee (as applicable)[53]
1122(d)(2)(iv)	The related accounts for the transaction, such as cash reserve accounts or accounts established as a form of overcollateralization, are separately maintained (e.g., with respect to commingling of cash) as set forth in the transaction agreements.	Certificate Administrator Master Servicer Special Servicer

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[53] Only to the extent that the Trustee was required to make an Advance pursuant to the Pooling and Servicing Agreement during the applicable calendar year.

Exhibit AA-1

SERVICING CRITERIA		APPLICABLE SERVICING CRITERIA
Reference	**Criteria**	
1122(d)(2)(v)	Each custodial account is maintained at a federally insured depository institution as set forth in the transaction agreements. For purposes of this criterion, "federally insured depository institution" with respect to a foreign financial institution means a foreign financial institution that meets the requirements of Rule 13k-1(b)(1) of the Exchange Act.	Certificate Administrator Master Servicer Special Servicer
1122(d)(2)(vi)	Unissued checks are safeguarded so as to prevent unauthorized access.	Certificate Administrator Master Servicer Special Servicer
1122(d)(2)(vii)	Reconciliations are prepared on a monthly basis for all asset-backed securities related bank accounts, including custodial accounts and related bank clearing accounts. These reconciliations are (A) mathematically accurate; (B) prepared within 30 calendar days after the bank statement cutoff date, or such other number of days specified in the transaction agreements; (C) reviewed and approved by someone other than the person who prepared the reconciliation; and (D) contain explanations for reconciling items. These reconciling items are resolved within 90 calendar days of their original identification, or such other number of days specified in the transaction agreements.	Certificate Administrator Master Servicer Special Servicer
	Investor Remittances and Reporting	
1122(d)(3)(i)	Reports to investors, including those to be filed with the Commission, are maintained in accordance with the transaction agreements and applicable Commission requirements. Specifically, such reports (A) are prepared in accordance with timeframes and other terms set forth in the transaction agreements; (B) provide information calculated in accordance with the terms specified in the transaction agreements; (C) are filed with the Commission as required by its rules and regulations; and (D) agree with investors' or the trustee's records as to the total unpaid principal balance and number of mortgage loans serviced by the Reporting Servicer.	Certificate Administrator Operating Advisor (with respect to A and B) Asset Representations Reviewer (with respect to A and B)[54]
1122(d)(3)(ii)	Amounts due to investors are allocated and remitted in accordance with timeframes, distribution priority and other terms set forth in the transaction agreements.	Certificate Administrator
1122(d)(3)(iii)	Disbursements made to an investor are posted within two business days to the Servicer's investor records, or such other number of days specified in the transaction agreements.	Certificate Administrator
1122(d)(3)(iv)	Amounts remitted to investors per the investor reports agree with cancelled checks, or other form of payment, or custodial bank statements.	Certificate Administrator
	Pool Asset Administration	
1122(d)(4)(i)	Collateral or security on mortgage loans is maintained as required by the transaction agreements or related mortgage loan documents.	Custodian Master Servicer Special Servicer
1122(d)(4)(ii)	Mortgage loan and related documents are safeguarded as required by the transaction agreements	Custodian
1122(d)(4)(iii)	Any additions, removals or substitutions to the asset pool are made, reviewed and approved in accordance with any conditions or requirements in the transaction agreements.	Certificate Administrator Master Servicer Special Servicer
1122(d)(4)(iv)	Payments on mortgage loans, including any payoffs, made in accordance with the related mortgage loan documents are posted to the Servicer's obligor records maintained no more than two business days after receipt, or such other number of days specified in the transaction agreements, and allocated to principal, interest or other items (e.g., escrow) in accordance with the related mortgage loan documents.	Master Servicer

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[54] Only to the extent that the Asset Representations Reviewer was required to perform an Asset Review pursuant to the Pooling and Servicing Agreement during the applicable calendar year.

Exhibit AA-2

SERVICING CRITERIA		APPLICABLE SERVICING CRITERIA
Reference	**Criteria**	
1122(d)(4)(v)	The Reporting Servicer's records regarding the mortgage loans agree with the Reporting Servicer's records with respect to an obligor's unpaid principal balance.	Master Servicer
1122(d)(4)(vi)	Changes with respect to the terms or status of an obligor's mortgage loans (e.g., loan modifications or re-agings) are made, reviewed and approved by authorized personnel in accordance with the transaction agreements and related pool asset documents.	Master Servicer Special Servicer
1122(d)(4)(vii)	Loss mitigation or recovery actions (e.g., forbearance plans, modifications and deeds in lieu of foreclosure, foreclosures and repossessions, as applicable) are initiated, conducted and concluded in accordance with the timeframes or other requirements established by the transaction agreements.	Special Servicer Operating Advisor Asset Representations Reviewer[55]
1122(d)(4)(viii)	Records documenting collection efforts are maintained during the period a mortgage loan is delinquent in accordance with the transaction agreements. Such records are maintained on at least a monthly basis, or such other period specified in the transaction agreements, and describe the entity's activities in monitoring delinquent mortgage loans including, for example, phone calls, letters and payment rescheduling plans in cases where delinquency is deemed temporary (e.g., illness or unemployment).	Master Servicer Special Servicer
1122(d)(4)(ix)	Adjustments to interest rates or rates of return for mortgage loans with variable rates are computed based on the related mortgage loan documents.	Master Servicer
1122(d)(4)(x)	Regarding any funds held in trust for an obligor (such as escrow accounts): (A) such funds are analyzed, in accordance with the obligor's mortgage loan documents, on at least an annual basis, or such other period specified in the transaction agreements; (B) interest on such funds is paid, or credited, to obligors in accordance with applicable mortgage loan documents and state laws; and (C) such funds are returned to the obligor within 30 calendar days of full repayment of the related mortgage loans, or such other number of days specified in the transaction agreements.	Master Servicer
1122(d)(4)(xi)	Payments made on behalf of an obligor (such as tax or insurance payments) are made on or before the related penalty or expiration dates, as indicated on the appropriate bills or notices for such payments, provided that such support has been received by the servicer at least 30 calendar days prior to these dates, or such other number of days specified in the transaction agreements.	Master Servicer
1122(d)(4)(xii)	Any late payment penalties in connection with any payment to be made on behalf of an obligor are paid from the servicer's funds and not charged to the obligor, unless the late payment was due to the obligor's error or omission.	Master Servicer
1122(d)(4)(xiii)	Disbursements made on behalf of an obligor are posted within two business days to the obligor's records maintained by the servicer, or such other number of days specified in the transaction agreements.	Master Servicer
1122(d)(4)(xiv)	Delinquencies, charge-offs and uncollectible accounts are recognized and recorded in accordance with the transaction agreements.	Master Servicer
1122(d)(4)(xv)	Any external enhancement or other support, identified in Item 1114(a)(1) through (3) or Item 1115 of Regulation AB, is maintained as set forth in the transaction agreements.	N/A

At all times that the Certificate Administrator and the Trustee are the same entity, the Trustee and Certificate Administrator may provide a combined assessment of compliance in respect of their combined responsibilities under Section 1122 of Regulation AB.

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[55] Only to the extent that the Asset Representations Reviewer was required to perform an Asset Review pursuant to the Pooling and Servicing Agreement during the applicable calendar year.

Exhibit AA-3

At all times that the Master Servicer and the Special Servicer are the same entity, the Master Servicer and the Special Servicer may provide a combined assessment of compliance in respect of their combined responsibilities under Section 1122 of Regulation AB.

EXHIBIT BB

ADDITIONAL FORM 10-D DISCLOSURE

The parties identified in the "Party Responsible" column are obligated pursuant to Section 11.04 of the Pooling and Servicing Agreement to disclose to the Depositor and the Certificate Administrator (or the Master Servicer, to the extent specified in Section 11.04 of the Pooling and Servicing Agreement) any information described in the corresponding Form 10-D Item described in the "Item on Form 10-D" column to the extent such party has knowledge (and in the case of net operating income information, financial statements, annual operating statements, budgets and/or rent rolls required to be provided in connection with Item 6 below, possession) of such information (other than information as to itself). Each of the Certificate Administrator, the Trustee, the Master Servicer and the Special Servicer (in its capacity as such) shall be entitled to rely on the accuracy of the Prospectus (other than information with respect to itself that is set forth in or omitted from the Prospectus), in the absence of specific notice to the contrary from the Depositor or a Mortgage Loan Seller. Each of the Certificate Administrator, the Trustee, the Master Servicer and the Special Servicer (in its capacity as such) shall be entitled to assume that there is no "significant obligor" other than a party or property identified as such in the Prospectus and to assume that no other party or property will constitute a "significant obligor" after the Cut-off Date. In no event shall the Master Servicer or the Special Servicer be required to provide any information for inclusion in a Form 10-D that relates to any Mortgage Loan for which the Master Servicer or the Special Servicer is not the Master Servicer or the Special Servicer, as the case may be. For this [SERIES DESIGNATION] Pooling and Servicing Agreement, each of the Certificate Administrator, the Trustee, the Master Servicer and the Special Servicer (in its capacity as such) shall be entitled to assume that there is no provider of credit enhancement, liquidity or derivative instruments within the meaning of Items 1114 or 1115 of Regulation AB.

Item on Form 10-D	Party Responsible
Item 1A: Distribution and Pool Performance Information: • Item 1121(a)(13) of Regulation AB	• Certificate Administrator
Item 1B: Distribution and Pool Performance Information: • Item 1121(a)(14) of Regulation AB • Item 1121(d) of Regulation AB • Item 1121(e) of Regulation AB	• Certificate Administrator • Depositor • Asset Representations Reviewer (only with respect to Item 1121(d))
Item 2: Legal Proceedings: • Item 1117 of Regulation AB *(it being acknowledged that such Item 1117 requires disclosure only of*	• Master Servicer (as to itself) • Special Servicer (as to itself) • Certificate Administrator (as to itself)

Exhibit BB-1

proceedings described therein that are material to security holders)	• Trustee (as to itself) • Depositor (as to itself) • Operating Advisor (as to itself) • Any other Reporting Servicer (as to itself) • Trustee/Certificate Administrator/Master Servicer/Depositor/Special Servicer as to the Trust (whichever of them is in principal control of the proceedings) • Each Mortgage Loan Seller as sponsor (as defined in Regulation AB) • Originators under Item 1110 of Regulation AB • Party under Item 1100(d)(1) of Regulation AB
Item 3: Sale of Securities and Use of Proceeds	• Depositor
Item 4: Defaults Upon Senior Securities	• Certificate Administrator
Item 5: Submission of Matters to a Vote of Security Holders	• Certificate Administrator
Item 6: Significant Obligors of Pool Assets: • Item 1112(b) of Regulation AB provided, however, that all of the following conditions shall apply: (a) information shall be required to be reported only with respect to a party or property (if any) identified as a "significant obligor" in the Prospectus; (b) the information to be reported shall consist of such quarterly and annual operating statements, budgets and rent rolls of the related Mortgaged Property or REO Property (as applicable), and quarterly and	• Master Servicer (excluding information for which the Special Servicer is the "Party Responsible") • Special Servicer (as to REO Properties)

annual financial statements of the related Borrower (except in the case of an REO Property), received or prepared by the "Party Responsible" pursuant to its obligations under Section 3.12(b) of this Pooling and Servicing Agreement; provided, however, that for a significant obligor under item 1101(k)(2) of Regulation AB, only net operating income for the most recent fiscal year and interim period is required and, if such information for a prior period was required but not previously reported, such information for such prior period; and (c) the information shall be reportable in the Form 10-D that relates to the Distribution Date that immediately follows the Collection Period in which the information was received or prepared by the "Party Responsible" as described in clause (b) above.	
Item 7: Change in Sponsor Interest in the Securities: Item 1124 of Regulation AB.	Each Mortgage Loan Seller (as sponsor (as defined in Regulation AB)
Item 8: Significant Enhancement Provider Information: • Item 1114(b)(2) and Item 1115(b) of Regulation AB	• Depositor
Item 9: Other Information, but only to the extent of any information that meets all the following conditions: (a) such information constitutes "Additional Form 8-K Disclosure" pursuant to Exhibit DD, (b) such information is required to be reported as "Additional Form 8-K Disclosure" during the period to which the Form 10-D relates, and (c) such information was not previously reported as "Additional Form 8-K Disclosure".	• Certificate Administrator, Trustee, Master Servicer and/or Special Servicer, *in each case to the extent that such party is the "Party Responsible" with respect to such information pursuant to Exhibit DD.* • Certificate Administrator (including the balances of the Distribution Account, the Interest Reserve Account and the Gain-on-Sale Reserve Account as of the related Distribution Date and the preceding Distribution Date) • Master Servicer (with respect to the balances of each REO Account (to the extent the related information has been

Exhibit BB-3

	received from the Special Servicer within the time period specified in Section 11.04 of the Pooling and Servicing Agreement) and the Certificate Account as of the related Distribution Date and the preceding Distribution Date) • Special Servicer (with respect to the balance of each REO Account as of the related Distribution Date and the preceding Distribution Date) • Any other party responsible for disclosure items on Form 8-K (including each applicable Seller with respect to Item 1100(e) of Regulation AB to the extent material to Certificateholders)
Item 9: Exhibits (no. 3): Articles of incorporation and by-laws (Exhibit No. 3(i) and 3(ii) of Item 601 of Regulation S-K)	• Depositor
Item 9: Exhibits (no. 4): With respect to instruments defining the rights of security holders (Exhibit No. 4 of Item 601 of Regulation S-K)	• Certificate Administrator • Depositor *provided, in each case, that this shall in no event be construed to make such party responsible for the initial filing of this Pooling and Servicing Agreement* *provided further, in each case,* that in the event any reportable agreement is executed by the Depositor and the Trustee or Certificate Administrator, then the Depositor shall be the responsible party.
Item 9: Exhibits (no. 10): Material contracts (Exhibit No. 10 of Item 601 of Regulation S-K)	• Certificate Administrator, Trustee, Master Servicer and/or Special Servicer, *in each case to the extent of any contract that satisfies all the following conditions: (a) such contract relates to the Trust or one or more Mortgage Loans or REO Mortgage Loans, and (b) such contract is a contract to which such party (or a subcontractor or vendor engaged by such party) is a party or that such party (or a subcontractor or vendor engaged by such party) has caused to have been executed on behalf of the Trust*.
Item 9: Exhibits (no. 22):	• The applicable party that is the "Party Responsible" with respect to Item 5 as set

Exhibit BB-4

Published Report Regarding Matters Submitted to a Vote of Security Holders (Exhibit No. 22 of Item 601 of Regulation S-K), but only if the party that is the "Party Responsible" with respect to Item 5 above elects to publish a report containing the information required by such Item 5 above and also elects to report the information on Form 10-D by means of filing the published report and answering Item 5 by referencing the published report.	forth above.
Item 9: Exhibits (no. 23): Consents of Experts and Counsel (Exhibit No. 23(ii) of Item 601 of Regulation S-K), where the filing of a written consent is required with respect to material (in the Form 10-D) that is incorporated by reference in the Depositor's registration statement.	• Depositor
Item 9: Exhibits (no. 24) Power of Attorney (Exhibit No. 24 of Item 601 of Regulation S-K), but only if the name of any party signing the Form 10-D, or the name of any officer signing the Form 10-D on behalf of a party, is signed pursuant to a power of attorney.	• Certificate Administrator
Item 9: Exhibits (no. 99) Additional exhibits (Exhibit No. 99 of Item 601 of Regulation S-K)	• Not Applicable.
Item 9: Exhibits (no. 100) XBRL-Related Documents (Exhibit No. 100 of Item 601 of Regulation S-K).	• Not Applicable.
Item 9: Exhibits (By Operation of Item 8 Above), but only to the extent of any document that meets all the following conditions: (a) such document constitutes "Additional Form 8-K Disclosure" pursuant to Item 9.01(d) of Exhibit DD, (b) such document is required to be reported as "Additional Form 8-K Disclosure" during the period to which the Form 10-D relates, and (c) such document was not previously reported as "Additional Form 8-K	• Certificate Administrator, Depositor and Trustee, *in each case only to the extent that such party is the "Party Responsible" for the exhibit pursuant to Item 9(d) of Exhibit DD (it being acknowledged that none of the Master Servicer or the Special Servicer constitutes a "Party Responsible" under Exhibit DD with respect to any exhibits to a Form 10-K); provided, in each case,* that in the event any reportable agreement is executed by the Depositor and the Trustee

Exhibit BB-5

Disclosure".	or Certificate Administrator, then the Depositor shall be the responsible party for this Item 9.

EXHIBIT CC

ADDITIONAL FORM 10-K DISCLOSURE

The parties identified in the "Party Responsible" column are obligated pursuant to Section 11.05 of the Pooling and Servicing Agreement to disclose to the Depositor and the Certificate Administrator any information described in the corresponding Form 10-K Item described in the "Item on Form 10-K" column to the extent such party has knowledge (and in the case of net operating income information, financial statements, annual operating statements, budgets and/or rent rolls required to be provided in connection with 1112(b) below, possession) of such information (other than information as to itself). Each of the Certificate Administrator, the Trustee, the Master Servicer and the Special Servicer (in its capacity as such) shall be entitled to rely on the accuracy of the Prospectus (other than information with respect to itself that is set forth in or omitted from the Prospectus), in the absence of specific notice to the contrary from the Depositor or a Mortgage Loan Seller. Each of the Certificate Administrator, the Trustee, the Master Servicer and the Special Servicer (in its capacity as such) shall be entitled to assume that there is no "significant obligor" other than a party or property identified as such in the Prospectus and to assume that no other party or property will constitute a "significant obligor" after the Cut-off Date. In no event shall the Master Servicer or the Special Servicer be required to provide any information for inclusion in a Form 10-K that relates to any Mortgage Loan for which the Master Servicer or the Special Servicer is not the applicable Master Servicer or Special Servicer, as the case may be. For this [_____] Pooling and Servicing Agreement, each of the Certificate Administrator, the Trustee, the Master Servicer and the Special Servicer (in its capacity as such) shall be entitled to assume that there is no provider of credit enhancement, liquidity or derivative instruments within the meaning of Items 1114 or 1115 of Regulation AB.

Item on Form 10-K	Party Responsible
Item 1B: Unresolved Staff Comments	• Depositor
Item 9B: Other Information, but only to the extent of any information that meets all the following conditions: (a) such information constitutes "Additional Form 8-K Disclosure" pursuant to Exhibit DD, (b) such information is required to be reported as "Additional Form 8-K Disclosure" during the period to which the Form 10-K relates, and (c) such information was not previously reported as "Additional Form 8-K Disclosure" or as "Additional Form 10-D	• Certificate Administrator, Trustee, Master Servicer and/or Special Servicer, *in each case to the extent that such party is the "Party Responsible" with respect to such information pursuant to Exhibit DD*.

Exhibit CC-1

Disclosure"	
Item 15: Exhibits, Financial Statement Schedules (SEE BELOW)	SEE BELOW
Instruction J(2)(b) (Significant Obligors of Pool Assets) – Part 1 of 3 Parts: • Item 1112(b) of Regulation AB, but only to the extent that (i) such information was required to have been set forth in the Prospectus, (ii) such information was not so set forth and (iii) the applicable Master Servicer has not previously reported such information as "Additional Form 10-D Information".	• The applicable Mortgage Loan Seller.
Instruction J(2)(b) (Significant Obligors of Pool Assets) – Part 2 of 3 Parts: • Item 1112(b) of Regulation AB, but only to the extent that (i) such information was set forth in the Prospectus and (ii) the applicable Master Servicer has not previously reported such information or updated versions thereof as "Additional Form 10-D Information".	• The Depositor
Instruction J(2)(b) (Significant Obligors of Pool Assets) – Part 3 of 3 Parts: • Item 1112(b) of Regulation AB; provided, however, that all of the following conditions shall apply: (a) information shall be required to be reported only with respect to a party or property (if any) identified as a "significant obligor" in the Prospectus; (b) the information to be reported shall consist of such quarterly and annual operating statements, budgets and rent rolls of the related Mortgaged Property or REO Property (as applicable), and quarterly and annual financial statements of the related	• Master Servicer (excluding information for which the Special Servicer is the "Party Responsible") • Special Servicer (as to REO Properties)

Exhibit CC-2

Borrower (except in the case of an REO Property), received or prepared by the "Party Responsible" pursuant to its obligations under Section 3.12(b) of this Pooling and Servicing Agreement; <u>provided</u>, <u>however</u>, that for a significant obligor described under item 1101(k)(2) of Regulation AB, only net operating income for the most recent fiscal year and interim period is required and, if such information for a prior period was required but not previously reported, such information for such prior period; and (c) the information shall be reportable only to the extent that is has not previously been reported as "Additional Form 10-D Information".	
Instruction J(2)(c) (Significant Enhancement Provider Information): • Items 1114(b)(2) and 1115(b) of Regulation AB	• Depositor
Instruction J(2)(d) (Legal Proceedings): • Item 1117 of Regulation AB *(it being acknowledged that such Item 1117 requires disclosure only of proceedings described therein that are material to security holders)*	• Master Servicer (as to itself) • Special Servicer (as to itself) • Certificate Administrator (as to itself) • Trustee (as to itself) • Depositor (as to itself) • Trustee/Certificate Administrator /Master Servicer/Depositor/Special Servicer as to the Trust (whichever of them is in principal control of the proceedings) • Each Mortgage Loan Seller as sponsor (as defined in Regulation AB) • Originators under Item 1110 of Regulation AB • Party under Item 1100(d)(1) of Regulation

Exhibit CC-3

	AB
Instruction J(2)(e) (Affiliations and Certain Relationships and Related Transactions) – Part 1 of 2 Parts: 1119(a) of Regulation AB, but only the existence and (if existent) how there is (that is, the nature of) any affiliation between itself (that is, the particular "Party Responsible"), on the one hand, and any one or more of the following, on the other: (1) the Depositor, (2) any Mortgage Loan Seller, (3) the Trust and (4) any other party listed under this item as a "Party Responsible"; provided, however, that an affiliation need not be disclosed for purposes of the applicable Form 10-K if it was disclosed in the Prospectus or if it was previously reported as "Additional Form 10-K Disclosure". and • 1119(b) of Regulation AB, but only the existence and (if existent) the general character of any business relationship, agreement, arrangement, transaction or understanding that is entered into outside the ordinary course of business or is on terms other than would be obtained in an arm's length transaction with an unrelated third party (apart from the Series 201[_]-[_] transaction) between itself (that is, the particular "Party Responsible") or any of its affiliates, on the one hand, and any one or more of the following, on the other: (1) the Depositor, (2) any Mortgage Loan Seller, and (3) the Trust; provided, however, that a relationship, agreement, arrangement, transaction or understanding (A) must be reported only if it then exists or existed within the two prior years, (B) need not be reported if it is not material to an investor's understanding of the Certificates and (C)	• Master Servicer (as to itself) (only as to affiliations under Item 1119(a) with the Trustee, Certificate Administrator, each Special Servicer or a sub-servicer retained by it meeting any of the descriptions in Item 1108(a)(3)). • Special Servicer • Certificate Administrator • Trustee • Asset Representations Reviewer • Each party (other than a Mortgage Loan Seller), if any, that is identified in the Prospectus as an "originator" of one or more Mortgage Loans, if the Prospectus specifically states that the applicable Mortgage Loans were 10% or more of the assets of the Trust at the date of the Prospectus (provided that such a party shall no longer constitute a "Party Responsible" under this item from and after the date (if any) when the Depositor notifies the parties to this Agreement to the effect that such party no longer constitutes an originator of 10% or more of the assets of the Trust). • Each party (other than a Mortgage Loan Seller), if any, that is specifically identified as an "originator of 10% or more of the assets of the Trust for purposes of Regulation AB and the upcoming Form 10-K" in a written notice delivered to the parties to this Pooling and Servicing Agreement, which notice is delivered not later than February 15 of the year in which the Form 10-K is due. • Each party (if any) that is identified in the Prospectus as an "other material party to the securities or transaction" (or substantially similar phrasing); provided, however, that such a party shall no longer constitute a "Party Responsible" under this item from and after the date (if any) when the Depositor notifies the parties to this Agreement to the effect that such party no longer constitutes a material party for purposes of Regulation AB. • Each party (if any) that that is specifically

Exhibit CC-4

need not be disclosed for purposes of the applicable Form 10-K if it was disclosed in the Prospectus or if it was previously reported as "Additional Form 10-K Disclosure". and • 1119(c) of Regulation AB, but only the existence and (if existent) a description (including the terms and approximate dollar amount) of any specific relationship involving or related to the Series 201[_]-[_] transaction or the Mortgage Loans between itself (that is, the particular "Party Responsible") or any of its affiliates, on the one hand, and any one or more of the following, on the other: (1) the Depositor, (2) any Mortgage Loan Seller, and (3) the Trust; provided, however, that a relationship (A) must be reported only if it then exists or existed within the two prior years, (B) need not be reported if it is not material to an investor's understanding of the Certificates and (C) need not be disclosed for purposes of the applicable Form 10-K if it was disclosed in the Prospectus or if it was previously reported as "Additional Form 10-K Disclosure".	identified as an "other material party to the securities or transaction for purposes of Regulation AB and the upcoming Form 10-K" (or substantially similar phrasing) in a written notice delivered by the Depositor to the parties to this Pooling and Servicing Agreement, which notice is delivered not later than February 15 of the year in which the Form 10-K is due.
Instruction J(2)(e) (Affiliations and Certain Relationships and Related Transactions) – Part 2 of 2 Parts: 1119(a) of Regulation AB, But only the existence and (if existent) how there is any affiliation between itself (that is, the particular "Party Responsible"), on the one hand, and any one or more of the parties listed under the preceding item as a "Party Responsible", on the other; provided, however, that an affiliation need not be disclosed for purposes of the applicable Form 10-K if it was disclosed in the Prospectus or	• The Depositor • Each Mortgage Loan Seller

Exhibit CC-5

if it was previously reported as "Additional Form 10-K Disclosure".	

and

- 1119(b) of Regulation AB,

but only the existence and (if existent) the general character of any business relationship, agreement, arrangement, transaction or understanding that is entered into outside the ordinary course of business or is on terms other than would be obtained in an arm's length transaction with an unrelated third party (apart from the Series 201[_]-[_] transaction) between itself (that is, the particular "Party Responsible"), on the one hand, and any one or more of the parties listed under the preceding item as a "Party Responsible", on the other; provided, however, that a relationship, agreement, arrangement, transaction or understanding (A) must be reported only if it then exists or existed within the two prior years, (B) need not be reported if it is not material to an investor's understanding of the Certificates and (C) need not be disclosed for purposes of the applicable Form 10-K if it was disclosed in the Prospectus or if it was previously reported as "Additional Form 10-K Disclosure".

and

- 1119(c) of Regulation AB,

but only the existence and (if existent) a description (including the terms and approximate dollar amount) of any specific relationship involving or related to the Series 201[_]-[_] transaction or the Mortgage Loans between itself (that is, the particular "Party Responsible") or any of its affiliates, on the one hand, and any one or more of the parties listed under the preceding item as a "Party Responsible", on the other; provided,

Exhibit CC-6

USActive 33104371.6

however, that a relationship (A) must be reported only if it then exists or existed within the two prior years, (B) need not be reported if it is not material to an investor's understanding of the Certificates and (C) need not be disclosed for purposes of the applicable Form 10-K if it was disclosed in the Prospectus or if it was previously reported as "Additional Form 10-K Disclosure".	
Item 15: Exhibits (no. 2): Plan of acquisition, reorganization, arrangement, liquidation or succession (Exhibit No. 2 of Item 601 of Regulation S-K)	• Depositor
Item 15: Exhibits (no. 3): Articles of incorporation and by-laws (Exhibit No. 3(i) and 3(ii) of Item 601 of Regulation S-K)	• Depositor
Item 15: Exhibits (no. 4): With respect to instruments defining the rights of security holders (Exhibit No. 4 of Item 601 of Regulation S-K)	• Trustee • Certificate Administrator • Depositor *provided*, in each case, that this shall in no event be construed to make such party responsible for the initial filing of this Pooling and Servicing Agreement *provided further*, in each case, that in the event any reportable agreement is executed by the Depositor and the Trustee or Certificate Administrator, then the Depositor shall be the responsible party.
Item 15: Exhibits (no. 10): Material contracts (Exhibit No. 10 of Item 601 of Regulation S-K)	• Certificate Administrator, Trustee, Master Servicer and/or Special Servicer, *in each case to the extent of any contract that satisfies all the following conditions: (a) such contract relates to the Trust or one or more Mortgage Loans or REO Mortgage Loans, and (b) such contract is a contract to which such party (or a subcontractor or vendor engaged by such party) is a party or that such party (or a subcontractor or vendor engaged by such party) has caused to have been executed on behalf of the Trust*.
Item 15: Exhibits (no. 11):	• Not Applicable

Exhibit CC-7

Statement regarding computation of per share earnings (Exhibit No. 11 of Item 601 of Regulation S-K)	
Item 15: Exhibits (no. 12): Statement regarding computation of ratios (Exhibit No. 12 of Item 601 of Regulation S-K)	• Not Applicable.
Item 15: Exhibits (no. 13): Annual report to security holders, Form 10-Q and Form 10-QSB, or quarterly report to security holders (Exhibit No. 13 of Item 601 of Regulation S-K)	• Not Applicable
Item 15: Exhibits (no. 14): Code of Ethics (Exhibit No. 14 of Item 601 of Regulation S-K)	• Not Applicable.
Item 15: Exhibits (no. 16): Letter re change in certifying accountant (Exhibit No. 16 of Item 601 of Regulation S-K)	• Not Applicable
Item 15: Exhibits (no. 18): Letter re change in accounting principles (Exhibit No. 18 of Item 601 of Regulation S-K)	• Not Applicable.
Item 15: Exhibits (no. 21): Subsidiaries of registrant (Exhibit No. 18 of Item 601 of Regulation S-K)	• Depositor.
Item 15: Exhibits (no. 22): Published Report Regarding Matters Submitted to a Vote of Security Holders (Exhibit No. 22 of Item 601 of Regulation S-K).	• Not applicable.
Item 15: Exhibits (no. 23) – Part 1 of 2 Parts: Consents of Experts and Counsel (Exhibit No. 23(ii) of Item 601 of Regulation S-K), where (a) the filing of a written consent is required with respect to material (in the Form	• Depositor

Exhibit CC-8

10-D) that is incorporated by reference in the Depositor's registration statement and (b) the consent is not the consent of a registered public accounting firm in connection with an attestation delivered pursuant to Section 11.13 of this Pooling and Servicing Agreement.	
Item 15: Exhibits (no. 23) – Part 2 of 2 Parts: Consents of Experts and Counsel (Exhibit No. 23(ii) of Item 601 of Regulation S-K), but the required shall consist of a consent of the registered public accounting firm for purposes of any attestation report rendered with respect to the particular "Party Responsible" pursuant to Section 11.13 of this Pooling and Servicing Agreement.	• Master Servicer • Special Servicer • Depositor • Any other Servicing Function Participant *provided*, *however*, in each case, that such party shall have the duty to report or deliver, or cause the reporting or delivery, of such consent only to the extent that such party is required to deliver or cause the delivery of the related attestation report.
Item 15: Exhibits (no. 24) Power of Attorney (Exhibit No. 24 of Item 601 of Regulation S-K), but only if the name of any party signing the Form 10-D, or the name of any officer signing the Form 10-D on behalf of a party, is signed pursuant to a power of attorney.	• Certificate Administrator
Item 15: Exhibits (no. 31(i)) Rule 13a-14(a)/15d-14(a) Certifications (Exhibit No. 31(i) of Item 601 of Regulation S-K).	• Not Applicable
Item 15: Exhibits (no. 31(ii)) Rule 13a-14(d)/15d-14(d) Certifications (Exhibit No. 31(ii) of Item 601 of Regulation S-K).	• Delivery of this exhibit (Sarbanes-Oxley certification and backup certifications) is governed by Section 11.08 (and Section 11.07) of this Pooling and Servicing Agreement.
Item 15: Exhibits (no. 32) Section 1350 Certifications (Exhibit No. 32 of Item 601 of Regulation S-K).	• Not Applicable.
Item 15: Exhibits (no. 33) Report on assessment of compliance with servicing criteria for asset-backed securities (Exhibit No. 33 of Item 601 of Regulation S-K).	• Delivery of this exhibit (annual compliance assessment) is governed by Section 11.12 (and Section 11.07) of this Pooling and Servicing Agreement.

Exhibit CC-9

Item 15: Exhibits (no. 34) Attestation report on assessment of compliance with servicing criteria for asset-backed securities (Exhibit No. 34 of Item 601 of Regulation S-K).	• Delivery of this exhibit (annual accountants' attestation report) is governed by Section 11.13 (and Section 11.07) of this Pooling and Servicing Agreement.
Item 15: Exhibits (no. 35) Servicer compliance statement (Exhibit No. 35 of Item 601 of Regulation S-K).	• Delivery of this exhibit (annual servicer compliance statements) is governed by Section 11.10 (and Section 11.07) of this Pooling and Servicing Agreement.
Item 15: Exhibit (no. 36) Certification For Shelf Offerings of Asset-Backed Securities (Exhibit No. 36 of Item 601 of Regulation S-K).	Depositor
Item 15: Exhibits (no. 99) Additional exhibits (Exhibit No. 99 of Item 601 of Regulation S-K)	• Not Applicable.
Item 15: Exhibits (no. 100) XBRL-Related Documents (Exhibit No. 100 of Item 601 of Regulation S-K).	• Not Applicable.
Item 15: Exhibits (By Operation of Item 9B Above), but only to the extent of any document that meets all the following conditions: (a) such document constitutes "Additional Form 8-K Disclosure" pursuant to Item 9.01(d) of Exhibit DD, (b) such document is required to be reported as "Additional Form 8-K Disclosure" during the period to which the Form 10-K relates, and (c) such document was not previously reported as "Additional Form 8-K Disclosure".	• Certificate Administrator, Depositor and Trustee, *in each case only to the extent that such party is the "Party Responsible" for the exhibit pursuant to Item 9(d) of Exhibit DD (it being acknowledged that none of the Master Servicer or the Special Servicer constitutes a "Party Responsible" under Exhibit DD with respect to any exhibits to a Form 10-K).*
Item 15: Exhibit (no. 101) Interactive Data File (Exhibit No. 101 of Item 601 of Regulation S-K).	Not Applicable
Item 15: Exhibit (no. 102) Asset Data File (Exhibit No. 102 of Item 601 of Regulation S-K).	[Certificate Administrator] [Depositor]
Item 15: Exhibit (no. 103) Asset Related Document (Exhibit No, 103 of	[Certificate Administrator] [Depositor]

Exhibit CC-10

| Item 601 of Regulation S-K). | |

Exhibit CC-11

USActive 33104371.6

EXHIBIT DD

FORM 8-K DISCLOSURE INFORMATION

The parties identified in the "Party Responsible" column are obligated pursuant to Section 11.07 of the Pooling and Servicing Agreement to report to the Depositor and the Certificate Administrator the occurrence of any event described in the corresponding Form 8-K Item described in the "Item on Form 8-K" column to the extent such party has knowledge of such information (other than information as to itself). Each of the Certificate Administrator, the Trustee, the Master Servicer and the Special Servicer (in its capacity as such) shall be entitled to rely on the accuracy of the Prospectus (other than information with respect to itself that is set forth in or omitted from the Prospectus), in the absence of specific notice to the contrary from the Depositor or a Mortgage Loan Seller. Each of the Certificate Administrator, the Trustee, the Master Servicer and the Special Servicer (in its capacity as such) shall be entitled to assume that there is no "significant obligor" other than a party or property identified as such in the Prospectus and to assume that no other party or property will constitute a "significant obligor" after the Cut-off Date. In no event shall the Master Servicer or the Special Servicer be required to provide any information for inclusion in a Form 8-K that relates to any Mortgage Loan for which the Master Servicer or the Special Servicer is not the applicable Master Servicer or Special Servicer, as the case may be. For this [_____] Pooling and Servicing Agreement, each of the Certificate Administrator, the Trustee, the Master Servicer and the Special Servicer (in its capacity as such) shall be entitled to assume that there is no provider of credit enhancement, liquidity or derivative instruments within the meaning of Items 1114 or 1115 of Regulation AB.

Item on Form 8-K	Party Responsible
Item 1.01: Entry into a Material Definitive Agreement	• Depositor, except as described in the next bullet *(it being acknowledged that Item 601 of Regulation S-K requires filing of material contracts to which the registrant or a subsidiary thereof is a party).* • Certificate Administrator, Trustee, Master Servicer and/or Special Servicer *(it being acknowledged that Instruction 3 to Item 1.01 of Form 8-K requires disclosure regarding the entry into or an amendment of a definitive agreement that is material to the asset-backed securities transaction, even if the registrant is not a party to such agreement), in each case to the extent of any amendment or definitive agreement that satisfies all the following*

	conditions: (a) such amendment or definitive agreement relates to the Trust or one or more Mortgage Loans or REO Mortgage Loans, and (b) such amendment or definitive agreement is an amendment or definitive agreement to which such party (or a subcontractor or vendor engaged by such party) is a party or that such party (or a subcontractor or vendor engaged by such party) has caused to have been executed on behalf of the Trust; provided, however, that the Certificate Administrator shall be the "Party Responsible" in connection with any amendment to this Pooling and Servicing Agreement.
Item 1.02: Termination of a Material Definitive Agreement– Part 1 of 2 Parts	• Certificate Administrator, Trustee, Master Servicer and/or Special Servicer, *in each case to the extent of any contract that satisfies all the following conditions: (a) such contract relates to the Trust or one or more Mortgage Loans or REO Mortgage Loans, and (b) such contract is a contract to which such party (or a subcontractor or vendor engaged by such party) is a party or that such party (or a subcontractor or vendor engaged by such party) has caused to have been executed on behalf of the Trust; provided, however, that the Certificate Administrator shall be the "Party Responsible" in connection with any amendment to this Pooling and Servicing Agreement.*
Item 1.02: Termination of a Material Definitive Agreement– Part 2 of 2 Parts	• Depositor, to the extent of any material agreement not covered in the prior item
Item 1.03: Bankruptcy or Receivership	• Depositor
Item 2.04: Triggering Events that Accelerate or Increase a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement	• Depositor • Certificate Administrator
Item 3.03: Material Modification to Rights	• Certificate Administrator

Exhibit DD-2

of Security Holders	
Item 5.03: Amendments of Articles of Incorporation or Bylaws; Change of Fiscal Year	• Depositor
Item 6.01: ABS Informational and Computational Material	• Depositor
Item 6.02 (Part 1 of 3 Parts): Change of Servicer or Trustee, but only to the extent related to a change in trustee	• Trustee • Depositor
Item 6.02 (Part 2 of 3 Parts): Change of Servicer or Trustee, but only to the extent related to a change in Master Servicer or Special Servicer	• Certificate Administrator • Master Servicer or Special Servicer, as the case may be (in each case, as to itself)
Item 6.02 (Part 3 of 3 Parts): Change of Servicer or Trustee, but only to the extent related to a servicer (other than a party to the Pooling and Servicing Agreement) appointed by the particular "Party Responsible".	• Master Servicer • Special Servicer • Certificate Administrator • Depositor
Item 6.03: Change in Credit Enhancement or External Support	• Depositor • Certificate Administrator
Item 6.04: Failure to Make a Required Distribution	• Certificate Administrator
Item 6.05: Securities Act Updating Disclosure	• Depositor
Item 7.01: Regulation FD Disclosure	• Depositor
Item 8.01: Other Events	• Depositor
Item 9.01(d): Exhibits (no. 1): Underwriting agreement (Exhibit No. 1 of Item 601 of Regulation S-K)	• Not applicable
Item 9.01(d): Exhibits (no. 2): Plan of acquisition, reorganization, arrangement, liquidation or succession (Exhibit No. 2 of Item 601 of Regulation S-K)	• Depositor
Item 9.01(d): Exhibits (no. 3): Articles of incorporation and by-laws (Exhibit No. 3(i) and 3(ii) of Item 601 of Regulation S-K)	• Depositor
Item 9.01(d): Exhibits (no. 4): With respect to instruments defining the rights of security holders (Exhibit No. 4 of Item 601 of Regulation S-K)	• Certificate Administrator *provided*, in each case, that this shall in no event be construed to make such party

Exhibit DD-3

	responsible for the initial filing of this *Pooling and Servicing Agreement*
Item 9.01(d): Exhibits (no. 7): Correspondence from an independent accountant regarding non-reliance on a previously issued audit report or completed interim review. (Exhibit No. 7 of Item 601 of Regulation S-K)	• Not Applicable
Item 9.01(d): Exhibits (no. 14): Code of Ethics (Exhibit No. 14 of Item 601 of Regulation S-K)	• Not Applicable
Item 9.01(d): Exhibits (no. 16): Letter re change in certifying accountant (Exhibit No. 16 of Item 601 of Regulation S-K)	• Not Applicable
Item 9.01(d): Exhibits (no. 17): Correspondence on departure of director (Exhibit No. 17 of Item 601 of Regulation S-K)	• Not Applicable
Item 9.01(d): Exhibits (no. 20): Other documents or statements to security holders (Exhibit No. 20 of Item 601 of Regulation S-K)	• Not Applicable
Item 9.01(d): Exhibits (no. 23): Consents of Experts and Counsel (Exhibit No. 23(ii) of Item 601 of Regulation S-K), where the filing of a written consent is required with respect to material (in the Form 10-D) that is incorporated by reference in the Depositor's registration statement.	• Depositor
Item 9.01(d): Exhibits (no. 24) Power of Attorney (Exhibit No. 24 of Item 601 of Regulation S-K), but only if the name of any party signing the Form 10-D, or the name of any officer signing the Form 10-D on behalf of a party, is signed pursuant to a power of attorney.	• Certificate Administrator
Item 15: Exhibits (no. 99)	• Not Applicable.

Exhibit DD-4

Additional exhibits (Exhibit No. 99 of Item 601 of Regulation S-K)	
Item 15: Exhibits (no. 100) XBRL-Related Documents (Exhibit No. 100 of Item 601 of Regulation S-K).	• Not Applicable.

EXHIBIT EE

ADDITIONAL DISCLOSURE NOTIFICATION

SEND VIA FAX TO [FAX] AND VIA EMAIL TO [EMAIL] AND VIA OVERNIGHT MAIL TO THE ADDRESS IMMEDIATELY BELOW

[CERTIFICATE ADMINISTRATOR], as Certificate Administrator
[ADDRESS]

RE: **Additional Form [10-D][10-K][8-K] Disclosure** Required

Ladies and Gentlemen:

In accordance with Section [11.04] [11.05] [11.07] of the Pooling and Servicing Agreement, dated as of [DATE] (the "Pooling and Servicing Agreement"), by and among Banc of America Merrill Lynch Commercial Mortgage Inc., as Depositor (the "Depositor"), [MASTER SERVICER], as Master Servicer, [SPECIAL SERVICER], as Special Servicer, [TRUSTEE], as Trustee, [CERTIFICATE ADMINISTRATOR], as Certificate Administrator, [ASSET REPRESENTATIONS REVIEWER], as Asset Representations Reviewer, and [OPERATING ADVISOR], as Operating Advisor, the undersigned, as [   ], hereby notifies you that certain events have come to our attention that [will] [may] need to be disclosed on Form [10-D][10-K][8-K].

Description of Additional Form [10-D][10-K][8-K] Disclosure:

List of any Attachments hereto to be included in the Additional Form [10-D][10-K][8-K] Disclosure:

Any inquiries related to this notification should be directed to [   ], phone number: [   ]; email address: [   ].


[NAME OF PARTY],
as [role]

By:_____
    Name:
    Title:


cc: Depositor

EXHIBIT FF

INITIAL SUB-SERVICERS

1. [LIST OF SUB-SERVICERS]

Exhibit FF-1

EXHIBIT GG

SERVICING FUNCTION PARTICIPANTS

Exhibit GG-1

EXHIBIT HH

FORM OF ANNUAL COMPLIANCE STATEMENT

<u>CERTIFICATION</u>

[CERTIFICATE CAPTION] (the "<u>Trust</u>")

        I, [identifying the certifying individual], on behalf of [[MASTER SERVICER], as Master Servicer] [[SPECIAL SERVICER], as Special Servicer] [[CERTIFICATE ADMINISTRATOR], as Certificate Administrator] [[TRUSTEE], as Trustee,] (the "<u>Certifying Servicer</u>"), certify to Banc of America Merrill Lynch Commercial Mortgage Inc. and its officers, directors and affiliates, and with the knowledge and intent that they will rely upon this certification, that:

1.   I (or Servicing Officers under my supervision) have reviewed the Certifying Servicer's activities [during the preceding calendar year] [between [__] and [__]] and the Certifying Servicer's performance under the Pooling and Servicing Agreement; and

2.   To the best of my knowledge, based on such review, the Certifying Servicer has fulfilled all of its obligations under the Pooling and Servicing Agreement in all material respects [throughout such year] [between [__] and [__]]. [To my knowledge, the Certifying Servicer has failed to fulfill the following obligations under the Pooling and Servicing Agreement: [SPECIFY EACH SUCH FAILURE AND THE NATURE AND STATUS THEREOF]].

Date: _____

[[MASTER SERVICER], as Master Servicer]
[[SPECIAL SERVICER], as Special Servicer]
[[CERTIFICATE ADMINISTRATOR] as Certificate Administrator]
[[TRUSTEE], as Trustee]

By:_____
Name:
Title:

Exhibit HH-1

EXHIBIT II

FORM OF REPORT ON ASSESSMENT OF
COMPLIANCE WITH SERVICING CRITERIA

1. [Name of Reporting Servicer] (the "<u>Reporting Servicer</u>") is responsible for assessing compliance with the servicing criteria applicable to it under paragraph (d) of Item 1122 of Regulation AB, as of and for the 12-month period ending December 31, 20[__] (the "<u>Reporting Period</u>"), as set forth in Exhibit AA to the Pooling and Servicing Agreement. The transactions covered by this report include asset-backed securities transactions for which the Reporting Servicer acted as [a master servicer, special servicer, trustee, certificate administrator, asset representations reviewer] involving commercial mortgage loans **[other than** _____**[1]]** (the "<u>Platform</u>");

The Reporting Servicer has engaged certain vendors, which are not servicers as defined in Item 1101(j) of Regulation AB (the "<u>Vendors</u>") to perform specific, limited or scripted activities, and the Reporting Servicer elects to take responsibility for assessing compliance with the servicing criteria or portion of the servicing criteria applicable to such Vendors' activities as set forth on Schedule A;

Except as set forth in paragraph 4 below, the Reporting Servicer used the criteria set forth in paragraph (d) of Item 1122 of Regulation AB to assess the compliance with the applicable servicing criteria;

The criteria listed in the column titled "Inapplicable Servicing Criteria" on Schedule A hereto are inapplicable to the Reporting Servicer based on the activities it performs, directly or through its Vendors, with respect to the Platform;

The Reporting Servicer has complied, in all material respects, with the applicable servicing criteria as of December 31, 20[__] and for the Reporting Period with respect to the Platform taken as a whole**[, except as described on Schedule B hereto]**;

The Reporting Servicer has not identified and is not aware of any material instance of noncompliance by the Vendors with the applicable servicing criteria as of December 31, 20[__] and for the Reporting Period with respect to the Platform taken as a whole**[, except as described on Schedule B hereto]**;

The Reporting Servicer has not identified any material deficiency in its policies and procedures to monitor the compliance by the Vendors with the applicable servicing criteria as of December 31, 20[__] and for the Reporting Period with respect to the Platform taken as a whole**[, except as described on Schedule B hereto]**; and

[_____], a registered public accounting firm, has issued an attestation report on the Reporting Servicer's assessment of compliance with the applicable servicing criteria for the Reporting Period.

Exhibit II-1

[1] Describe any permissible exclusions, including those permitted under telephone interpretation 17.04 (*i.e.* transactions registered prior to compliance with Regulation AB, transactions involving an offer and sale of asset-backed securities that were not required to be issued), if applicable.

[Date of Certification]

[NAME OF REPORTING SERVICER]

By:
    Name:
    Title:

Exhibit II-2

EXHIBIT JJ

CREFC® PAYMENT INFORMATION

Payments shall be made to "CRE Finance Council" and sent to:
Commercial Real Estate Finance Council, Inc.
900 7th Street, NW, Suite 820
Washington, DC 20001
Attn: Stephen M. Renna

or by wire transfer to:

Account Name: Commercial Real Estate Finance Council (CREFC®)
Bank Name: Chase
Bank Address: 80 Broadway, New York, NY 10005
Routing Number: 021000021
Account Number: 213597397

EXHIBIT KK

FORM OF NOTICE OF ADDITIONAL INDEBTEDNESS NOTIFICATION

VIA E-MAIL:
To: [CERTIFICATE ADMINISTRATOR], as Certificate Administrator; [EMAIL]

Ref: [________], Additional Debt Notice for From 10-D

The following information is being furnished to you for inclusion on Form 10-D pursuant to Section 3.18(g) of the Pooling and Servicing Agreement

ARTICLE XIV

	Portfolio Name	Mortgage Loan	Position in Debt Stack	Additional Debt	OPB	OPB Date	Appraised Value	Appraised Value Date	Aggregate LTV	Aggregate NCF DSCR	Aggregate NCF DSCR Date	Primary Servicer	Master Servicer	Lead Servicer	Prospectus ID
1				$			$		%						
				$			$		%						
				$			$		%						
	Total			$											
2				$			$		%						
				$			$		%						
				$			$		%						
	Total			$											
3				$			$		%						
				$			$		%						
				$			$		%						
	Total			$											

EXHIBIT LL

FORM OF NOTICE OF EXCHANGEABLE CERTIFICATES
FOR THE CLASS [EC] CERTIFICATES

[CERTIFICATE ADMINISTRATOR]
 as Certificate Administrator
[ADDRESS]

Ladies and Gentlemen:

   In accordance with Section 5.09 of the Pooling and Servicing Agreement, dated as of [DATE] (the "Pooling and Servicing Agreement"), by and among Banc of America Merrill Lynch Commercial Mortgage Inc., as Depositor, [MASTER SERVICER], as Master Servicer, [SPECIAL SERVICER], as Special Servicer, [TRUSTEE], as Trustee, [CERTIFICATE ADMINISTRATOR], as Certificate Administrator, [ASSET REPRESENTATIONS REVIEWER], as Asset Representations Reviewer, and [OPERATING ADVISOR], as Operating Advisor, the undersigned, as Certificateholder or Certificate Owner, we hereby give notice of our intent to present and surrender the [Exchangeable Certificates specified on Schedule I attached hereto] [Class EC Certificates specified on Schedule I attached hereto] and all of our right, title and interest in and to such [Exchangeable Certificates][Class EC Certificates], including all payments of interest thereon received after [_____], in exchange for the [Class EC Certificates specified on Schedule I attached hereto][Exchangeable Certificates specified on Schedule I attached hereto]. We propose an Exchange Date of [_____].

   We agree that upon such exchange, our interests in the portions of the [Exchangeable Certificates][Class EC Certificates] designated for exchange shall be cancelled and replaced by the [Class EC Certificates][Exchangeable Certificates] issued in exchange therefor.

     [[**If Applicable**] Our Depository participant number is [_____].]

Capitalized terms used in this notice but not defined herein have the meanings assigned to them in the Pooling and Servicing Agreement.

        [_____]

       By: _____
        Name:
        Title:

Exhibit LL-1

SCHEDULE I

CERTIFICATES TO BE EXCHANGED

Certificates to be exchanged	CUSIP (of Certificates to be exchanged)	outstanding principal balance of the Initial Certificate Balance of Certificates to be exchanged	Certificates to be received	CUSIP (of Certificates to be received)

The Exchangeable Certificates and Class EC Certificates may be exchanged only in the Exchange Proportion designated in the Pooling and Servicing Agreement.

Exhibit LL-2

USActive 33104371.6

EXHIBIT MM

ADDITIONAL DISCLOSURE NOTIFICATION (ACCOUNTS)

INSTRUCTIONS:

FOR ACCOUNT BALANCE REPORTING: SEND VIA EMAIL TO:
    [EMAIL]

FOR ALL OTHER NOTIFICATIONS: SEND VIA FAX, EMAIL AND OVERNIGHT MAIL TO THE ADDRESS IMMEDIATELY BELOW**

[CERTIFICATE ADMINISTRATOR], as Certificate Administrator
[ADDRESS]

RE: **Additional Form [10-D][10-K][8-K] Disclosure** Required

Ladies and Gentlemen:

In accordance with Section 11.04 of the Pooling and Servicing Agreement, dated as of [DATE] (the "Pooling and Servicing Agreement"), by and among Banc of America Merrill Lynch Commercial Mortgage Inc., as Depositor (the "Depositor"), [MASTER SERVICER], as Master Servicer, [SPECIAL SERVICER], as Special Servicer, [TRUSTEE], as Trustee, [CERTIFICATE ADMINISTRATOR], as Certificate Administrator, [ASSET REPRESENTATIONS REVIEWER], as Asset Representations Reviewer, and [OPERATING ADVISOR], as Operating Advisor, the undersigned, as [   ], hereby notifies you that certain events have come to our attention that [will] [may] need to be disclosed on Form [10-D][10-K][8-K].

Description of Additional Form [10-D][10-K][8-K] Disclosure:

[With respect to the Certificate Account and REO Account balance information:

Account Name	Beginning Balance as of MM/DD/YYYY	Ending Balance as of MM/DD/YYYY
Certificate Account		
REO Account		

Exhibit MM-1

<u>List of any Attachments hereto to be included in the Additional Form [10-D][10-K][8-K] Disclosure:</u>

Any inquiries related to this notification should be directed to [   ], phone number: [   ]; email address: [   ].


[NAME OF PARTY],
as [role]

By:_____
     Name:
     Title:


cc: Depositor

EXHIBIT NN

FORM OF TRANSFEREE NOTICE PURSUANT TO 3.25(a)

[Date]

[CERTIFICATE ADMINISTRATOR]
    as Certificate Administrator
[ADDRESS]

> Re: [CERTIFICATE CAPTION] (the "Certificates") issued pursuant to the Pooling and Servicing Agreement (the "Pooling and Servicing Agreement"), dated as of [DATE] , by and among Banc of America Merrill Lynch Commercial Mortgage Inc., as Depositor, [MASTER SERVICER], as Master Servicer, [CERTIFICATE ADMINISTRATOR], as Certificate Administrator, [SPECIAL SERVICER], as Special Servicer, [TRUSTEE], as Trustee, [ASSET REPRESENTATIONS REVIEWER], as Asset Representations Reviewer and [OPERATING ADVISOR], as Operating Advisor

This letter is delivered to you, pursuant to Section 3.23(a) of the Pooling and Servicing Agreement in connection with the transfer by _____ (the "Transferor") to us (the "Transferee") of $_____ original principal balance in the Class [__] Certificates, representing [_____]% of the Class [__] Certificates. The Certificates were issued pursuant to the Pooling and Servicing Agreement.

1. Our name and address is as follows:

        _____

        _____

        _____

        Contact Info: [Tel/Email]

2. [IF APPLICABLE] We hereby certify, represent and warrant to you, as Certificate Administrator, that we are purchasing a majority interest in the Class [__] Certificates, and that we are not affiliated with the Transferor. To the extent that any Control Event or Consultation Termination Event has occurred due to a waiver of a prior Class [__] Certificateholder of its rights under the Pooling and Servicing Agreement, we hereby request that you reinstate such rights and post a "special notice" on your website to the following effect:

"A Consultation Termination Event or a Control Event has been terminated and is no longer in effect due to a transfer of a majority interest of the Controlling Certificates to an unaffiliated third party which has terminated any waiver by the prior Holder.

All capitalized terms used but not otherwise defined herein shall have the respective meanings set forth in the Pooling and Servicing Agreement.

Very truly yours,

(Transferee)

By:
    Name:
    Title:

EXHIBIT OO

FORM OF TRANSFEREE NOTICE OF PURCHASE OF CLASS [LOAN-SPECIFIC] CERTIFICATE

[Date]

[CERTIFICATE ADMINISTRATOR]
as Certificate Administrator
[ADDRESS]
Email: [_____]

Re: [CERTIFICATE CAPTION] (the "Certificates") issued pursuant to the Pooling and Servicing Agreement (the "Pooling and Servicing Agreement"), dated as of [DATE] , by and among Banc of America Merrill Lynch Commercial Mortgage Inc., as Depositor, [MASTER SERVICER], as Master Servicer, [CERTIFICATE ADMINISTRATOR], as Certificate Administrator, [SPECIAL SERVICER], as Special Servicer, [TRUSTEE], as Trustee, [ASSET REPRESENTATIONS REVIEWER], as Asset Representations Reviewer, and [OPERATING ADVISOR], as Operating Advisor

This letter is delivered to you, pursuant to Section 3.31(c) of the Pooling and Servicing Agreement in connection with the transfer by ____________ (the "Transferor") to us (the "Transferee") of $__________________ original principal balance in the Class [__] Certificates, representing [_____]% of the Class [__] Certificates. The Certificates were issued pursuant to the Pooling and Servicing Agreement.

1. Our name and address is as follows:

   ____

   ____

   ____

   Contact Info: [Tel/Email]

2. [IF APPLICABLE] We hereby certify, represent and warrant to you, as Certificate Administrator, that we are purchasing a majority interest in the Class [__] Certificates.

All capitalized terms used but not otherwise defined herein shall have the respective meanings set forth in the Pooling and Servicing Agreement.

Very truly yours,

(Transferee)

By:
 Name:
 Title:

EXHIBIT PP

ASSET REVIEW REPORT

[FORM OF ASSET REVIEW REPORT]

Exhibit PP-1

EXHIBIT QQ

ASSET REVIEW PROCEDURES

   This Exhibit sets forth Asset Reviewer's review procedures for each Delinquent Mortgage Loan [item/representation category] listed below based on the Servicing File delivered by the Master Servicer and/or Special Servicer as applicable for an Asset Review. Capitalized terms used herein and not defined herein shall have the meanings ascribed to them in the Agreement. [Review Procedures to be Negotiated with Operating Advisor for Securitization Transaction]

[EXHIBIT RR]

[FORM OF CREDIT RISK RETENTION COMPLIANCE AGREEMENT]

Exhibit RR-1

SCHEDULE 1

MORTGAGE LOANS WITH ADDITIONAL DEBT

SCHEDULE 2

CLASS A-SB PLANNED PRINCIPAL BALANCE SCHEDULE
See Annex E to the Prospectus.

SCHEDULE 3

MORTGAGE LOANS WITH "PERFORMANCE", "EARN-OUT" OR "HOLDBACK" ESCROWS OR RESERVES EXCEEDING 10% OF THE INITIAL PRINCIPAL BALANCE